Form 20-F
period 2002-12-31
ARM HOLDINGS PLC
filed 2003-06-27
CIK 1057997

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 0-29644
ARM Holdings plc
(Exact Name of Registrant as Specified in Its Charter)

England
(Jurisdiction of Incorporation or Organization)

110 Fulbourn Road
Cambridge CB1 9NJ, England
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 3 Ordinary Shares of 0.05p each Ordinary Shares of 0.05p each	The Nasdaq Stock Market The Nasdaq Stock Market*

* Not for trading, but only in connection with the registration of American Depositary Shares representing such Ordinary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

The number of outstanding shares in the capital of ARM Holdings plc as of December 31, 2002:
Ordinary Shares of 0.05p each                 1,021,758,000

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes Ö    No ___

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 ___      Item 18 Ö

PART III		66
ITEM 18.	FINANCIAL STATEMENTS	66
ITEM 19.	EXHIBITS	66

INTRODUCTION

Forward-looking Statements

     This annual report contains forward-looking statements. These forward-looking statements are not historical facts, but rather are based on our current expectations, estimates and projections about our industry, our beliefs and assumptions. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates” and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties are described in “Item 3. Key Information—Risk Factors” and elsewhere in this annual report. We caution you not to place undue reliance on these forward-looking statements, which reflect our management’s view only as of the date of this annual report.

Certain Information

     As used in this annual report, “we”, “us”, “our”, the “Company” and “ARM” refer to ARM Holdings plc and its subsidiaries, except where it is clear that such terms mean only ARM.

     We publish our consolidated financial statements in pounds sterling. In this annual report, references to “pounds sterling”, “pounds”, “sterling”, “£”, “pence” and “p” are to the currency of the United Kingdom (“UK”) and references to “US dollars”, “dollars”, “c” or “$” are to the currency of the United States of America (“US”). See “Item 3. Key Information—Selected Financial Data—Exchange Rate Information” for historical information regarding the noon buying rates in The City of New York for cable transfers in pounds as certified for customs purposes by the Federal Reserve Bank of New York with respect to the pound. You should not construe these translations as representations that the pound amounts actually represent such US dollar amounts or could have been or could be converted into US dollars at the rates indicated or at any other rates.

     In this report, the terms “UK GAAP” and “US GAAP” refer to generally accepted accounting principles (“GAAP”) in the UK and the US, respectively

     This annual report includes product names and other trade names, logos and trademarks, either registered or with respect to which applications are pending, of ARM and of other companies. ARM, ARM Powered, ARM7TDMI, ARM9TDM, Jazelle, Multi-ICE, RealView, PrimeCell and Thumb are registered trademarks of ARM Limited. ARM7, ARM7EJ, ARM7EJ-S, ARM7TDMI-S, ARM720T, ARM9, ARM9TDMI-S, ARM9E, ARM9E-S, ARM9EJ-S, ARM920T, ARM922T, ARM926EJ-S, ARM940T, ARM946E-S, ARM966E-S, ARM10, ARM10E, ARM1020E, ARM1022E, ARM1026EJ-S, ARM11, ARM1136J-S, ARM1136JF-S, SC100, SC110, SC200, SC210, ETM10, ETM10-RV, Integrator, PrimeXsys, ATAP, AMBA, MOVE, SecurCore, EmbeddedICE and EmbeddedICE-RT are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company, ARM Limited; and the regional subsidiaries, ARM INC., ARM KK, ARM Korea Ltd., ARM Taiwan Ltd, ARM France SAS, and ARM Consulting (Shanghai) Co. Ltd.

Various amounts and percentages set out in this annual report have been rounded and accordingly may not total.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

     Our selected financial data at December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 have been derived from our consolidated financial statements prepared in accordance with generally accepted accounting principles in the United States and included in this annual report. Our consolidated financial statements have been audited by PricewaterhouseCoopers LLP, independent chartered accountants. Our summary financial data at and for the year ended December 31, 1998 and December 31, 1999 have been derived from our consolidated financial statements that are not included in this annual report. The following selected financial data should be read in conjunction with, and are qualified in their entirety by reference to our consolidated financial statements and the notes thereto.

					Year ended December 31,

	1998		1999		2000		2001		2002		2002(1)

			(in thousands, except per share data and employees)
Income Statement Data
Revenues	£42,268		£62,120		£100,730		£146,274		£150,922		$242,985
Cost of revenues	8,316		9,803		11,647		17,289		13,185		21,228
Operating expenses (2) (3)	26,361		36,530		57,846		82,848		96,456		155,294

Income from operations	7,591		15,787		31,237		46,137		41,281		66,463
Interest, net (3)	1,911		2,266		3,912		4,470		4,373		7,040
Share of loss of equity affiliate	(71)		—		(85)		—		—		—
Gain on partial disposal of equity
affiliate	—		—		512		—		—		—
Minority interest	(8)		(64)		(192)		(303)		(232)		(374)

Income before income tax	9,423		17,989		35,384		50,304		45,422		73,129
Provision for income taxes	3,371		1,757		6,007		16,302		13,785		22,194

Net income	6,052		16,232		29,377		34,002		31,637		50,935

Basic earnings per common share (4)	0.4	p	1.7	p	3.0	p	3.4	p	3.2	p	5.2	c
Earnings per common share (assuming
dilution) (4)	0.4	p	1.6	p	2.9	p	3.3	p	3.1	p	5.0	c
IPO dividend per common share	0.5	p	—		—		—		—		—
Research and development as a percentage
of revenues	30%		28%		26%		25%		31%
Balance Sheet Data:
Capital expenditure	6,402		5,900		11,842		17,349		15,616		25,142
Cash and cash equivalents	39,591		51,804		75,266		104,467		130,304		209,789
Net assets	48,280		67,113		100,972		135,845		172,470		277,677
Capital stock	38,234		40,671		42,991		(45,935)		(51,730)		(83,285)
Shareholders’ equity	48,280		67,113		100,972		135,845		172,470		277,677
Total assets	60,580		83,288		127,343		175,814		205,744		331,248
Employees at year end	354		443		619		722		721

(1)	Purely for the convenience of the reader, US dollar amounts have been translated from pounds sterling at the December 31, 2002 closing rate of £1.00 = $1.610. Such transactions should not be construed as representations that sterling could be so converted into US dollars at that rate or at any other rate.

(2)	Non-cash compensation relating to stock options granted between March 1997 and March 1998 at an exercise price below the fair value of the underlying stock on the grant date was recognized in an amount of £722,000 and £736,000 in the years ended December 31, 1998 and 1999, respectively. There was no further compensation charge in 2000 and 2001, however, a charge of £56,000 occurred in 2002. Such cost has been allocated according to the functional areas of the relevant employees as research and development expense in the amounts of £280,000 and £284,000 in 1998 and 1999, respectively; sales and marketing expense in an amount of £262,000 and £268,000 in 1998 and 1999, respectively; and general and administrative expense in an amount of £180,000 and £184,000 in 1998 and 1999, respectively.

(3)	Exchange differences are included in operating expenses. Prior to the year ended December 31, 1999 recognized foreign exchange gains and losses were recorded within interest and similar income. The effect of restating the comparatives was to increase operating costs by £46,000 in 1998.

(4)	Adjusted to reflect the 4 for 1 subdivision of the Company’s shares in April 1999 and the 5 for 1 subdivision of the Company’s shares in April 2000 where applicable.

Exchange Rate Information

     The following table sets forth, for the periods indicated, certain information concerning the exchange rate between pounds sterling and US dollars based on the noon buying rate (expressed as US dollars per pound sterling). Such rates are provided solely for the convenience of the reader and are not necessarily the exchange rates (if any) we used in the preparation of our consolidated financial statements included elsewhere in this annual report on Form 20-F. No representation is made that pounds sterling could have been, or could be, converted into US dollars at these rates or at any other rates.

	Period
Year Ended December 31,	Average(1)	Period End

1998	1.6602	1.6628
1999	1.6129	1.6150
2000	1.5125	1.4955
2001	1.4382	1.4543
2002	1.4338	1.6100
2003 (through May 30)	1.6008	1.6393

(1) The average of the noon buying rates on the last day of each full month during the relevant period.

Month	High	Low

December 2002	1.61	1.56
January 2003	1.65	1.60
February 2003	1.65	1.57
March 2003	1.61	1.56
April 2003	1.60	1.55
May 2003	1.65	1.59

On June 9, 2003 the noon buying rate was $1.6452 to £1.00.

RISK FACTORS

     You should carefully consider the risks described below as well as the other information contained in this annual report in evaluating us and our business. If any of the following risks actually occurs, our business, financial condition or results of future operations could be significantly harmed. In that case, the trading price of our shares and ADSs could decline and you may lose all or part of your investment. This annual report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including the risks faced by us described below and elsewhere in this annual report. You should also refer to the other information in this annual report, including our consolidated financial statements and the related notes.

Our Quarterly Results May Fluctuate Significantly and be Unpredictable – This Could Adversely Affect the Market Price of Our Shares

     We have experienced, and may in the future experience, significant quarterly fluctuations in our results of operations. Our quarterly results may fluctuate because of a variety of factors. Such factors include:

  the timing of entering into agreements with new licensees, the mixture of license fees, royalties, revenues from the sale of development systems and fees from services, the introduction of new technology by us, our licensees or our competition, the timing of orders from and shipments to systems companies of ARM-based microprocessors from our semiconductor partners, sudden technological or other changes in the microprocessor industry, and new litigation or developments in current litigation.

     In future periods, our operating results may not meet the expectations of public market analysts or investors. In such an event the market price of our shares could be materially adversely affected. A more detailed description of how we earn revenues from licensing fees and royalties is set forth in the sections entitled “Item 18. Financial Statements—Notes to the Consolidated Financial Statements—Revenue Recognition” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies and Estimates.”

We are Dependent on Our Semiconductor Partners

     We rely on our semiconductor partners to manufacture and market microprocessors based on our architecture in order to receive royalties in the future. We also depend on them to add value to our licensed architecture by providing complete ARM-based microprocessor solutions to meet the specific application needs of systems companies. However, the semiconductor partners are not contractually obliged to manufacture, distribute or sell microprocessors based on our technology or to market our microprocessor architecture on an exclusive basis. Some of our existing semiconductor partners design, develop and/or manufacture and market microprocessors based on competing architectures, including their own, and others may do so in the future.

     We cannot assure you that our semiconductor partners will dedicate the resources necessary to promote and further develop our architecture, that they will manufacture microprocessors based on our architecture in quantities sufficient to meet demand, that we will be successful in maintaining our relationships with our semiconductor partners or that we will be able to develop relationships with new semiconductor partners. Although we believe that our strategy of selecting multiple semiconductor partners will expand the market for our architecture and lead to more rapid acceptance of our architecture by assuring multiple reliable sources of microprocessors at competitive prices, such a strategy may also result in distribution channel conflicts. This could create disincentives to market our architecture aggressively and make it more difficult to retain our existing semiconductor partners and to attract new partners.

Our Success Depends Substantially on Systems Companies

     Our success depends substantially on the acceptance of our technology by systems companies, particularly those which develop and market high-volume electronic products in the wireless, consumer electronics and networking markets. The reason for this dependence is that sales of ARM-based microprocessors by our semiconductor partners to systems companies directly affect the amount of royalties we receive. We are subject to many risks beyond our control that may influence the success or failure of a particular systems company. These risks include:

  competition faced by the systems company in its particular industry, market acceptance of the systems company’s products,
  technical challenges unrelated to our technology faced by the systems company in developing its products, and the financial and other resources of the systems company.

     It can take a long time to persuade systems companies to accept our technology and, even if accepted, we cannot assure you that our technology will be used in a product that is ultimately brought to market. Furthermore, even if our technology is used in a product brought to market, we cannot assure you that such product will be commercially accepted or result in significant royalties to us.

     Accurate prediction of revenues from new licenses is difficult because the development of a business relationship with a potential licensee may frequently span a year or more. The fiscal period in which a new license agreement will be entered into, if at all, is difficult to predict, as are the financial terms of any such agreement. Engineering services are dependent upon the varying level of assistance desired by licensees and, therefore, the revenue from these services is also difficult to predict.

     The royalties we receive on ARM-based microprocessors are based on the volumes and prices of microprocessors manufactured and sold by our semiconductor partners. Our royalties are therefore influenced by many of the risks faced by the microprocessor market in general. These risks include reductions in demand for microprocessors and reduced average selling prices. The embedded microprocessor market is intensely competitive. It is also generally characterized by declining average selling prices over the life of a generation of microprocessors. The effect of these price decreases is compounded by the fact that royalty rates decrease as a function of volume. We cannot assure you that delays in licensing, poor demand for services, decreases in microprocessor prices or in our royalty rates will not materially adversely affect our business, results of operations and financial condition.

The Availability of Development Tools, Systems Software and Operating Systems Is Crucial to the Market Acceptance of Our Architecture

     We believe that it is crucial for the market acceptance of our architecture that development tools, systems software and operating systems compatible with our architecture be available. We currently work with systems software and tools and development partners to offer development tools, systems software and operating systems for our architecture. However, we cannot assure you that:

  we will be able to attract additional tools and development and systems software partners, our existing partners will continue to offer development tools, systems software and operating systems compatible with our architecture, or the available development tools, systems software and operating systems will be sufficient to support customers’ needs.

We Depend Largely on a Small Number of Customers and Products – This May Adversely Affect Our Revenues

     Our revenues depend largely on a small number of licensees and products. As regards revenues from licensees, our revenues in a particular period are generally concentrated in a small number of licensees. If we fail to achieve the performance required under a single license contract or if a single customer fails to make its milestone payments, our business, financial condition and results of operations could be materially adversely affected. In addition, any failure to develop successor products which offer significant competitive advantages to these customers in a timely manner or any decrease in demand for the ARM7, ARM9 ARM10 and ARM11 family products could materially adversely affect us.

General Economic Conditions May Further Reduce Our Revenues and Harm Our Business

     We are subject to risks arising from adverse changes in global economic conditions. Because of the economic slowdown in the United States and in other parts of the world, many industries are delaying or reducing technology purchases and investments. The impact of this slowdown on us is difficult to predict, but if businesses defer licensing our technology, require less services or development tools, or if consumers defer purchases of new products which incorporate our technology (for example, the slower than expected migration to 3G mobile phone technology), our revenue could decline. A decline in revenue would have an adverse effect on our results of operations and could have an adverse effect on our financial condition.

Rapid Technological Changes in Our Industry Are Difficult to Predict – Our Business May Be Adversely Affected if We Cannot Timely Develop New Products

     The market for our architecture is characterized by rapidly changing technology and end user needs. Our business, reputation and relationships with our partners could be adversely affected if we cannot timely develop technological improvements or adapt our architecture to technological changes. Whether we will be able to compete in the future will substantially depend on our ability to advance our technology to meet these changing market and user needs and to successfully anticipate or respond to technological changes in hardware, software and architecture standards on a cost-effective and timely basis. We will have to make significant expenditures to develop our products. The long lead time from the initial design of our technology until it is incorporated into new end user applications will place significant strain on our research and development resources. Certain of our products have suffered delays in the past. We cannot assure you that the design of future products will be completed as scheduled, that we will be successful in developing and licensing new products, that we will not experience difficulties that delay or prevent the successful development, introduction and marketing of new products or that any new products that we may introduce will achieve market acceptance.

We May Incur Unanticipated Costs Because of Products That Could Have Technical Difficulties or Undetected Design Errors

     Our products or technology could have a substantial technical difficulty or an undetected design error. This could result in unanticipated costs, including product liability litigation. The discovery of any design defect or any ensuing litigation could damage our results and reputation and our relationships with partners could be adversely affected.

Our Architecture May Not Continue to be Accepted by the Market

     There are competing microprocessor architectures in the market. We cannot assure you that the market will continue to accept our architecture. Market acceptance of our architecture by semiconductor and systems companies for use in a variety of embedded applications is critical for our success. While our microprocessor architecture has already been licensed by several semiconductor and systems companies for use in a variety of high volume applications in the wireless, consumer electronics and networking markets, other microprocessor architectures have a larger installed base of embedded applications and are supported by a broad base of related software and development tools. A more detailed description of these competing architectures is set forth in the section entitled “Item 4. Information on the Company—Business Overview—Competition” below. It may be difficult for our architecture to succeed against incumbent architectures as systems companies that have used other microprocessor architectures would need to invest in additional training and development tools and convert software for existing embedded applications in order to change to a new architecture. Moreover, some competing microprocessor architectures have been developed by firms, including some of our semiconductor partners, that have substantially greater financial, technical and marketing resources than we do.

There May be Risks Associated With any Strategic Investments or Acquisitions We May Make

     We envisage making strategic investments or acquisitions where there is an opportunity to further the establishment of the ARM architecture. Exploring and implementing any investments or acquisitions will place further strain upon our ability to manage our future growth and may divert management attention from our core design and licensing business. There are also other risks associated with this strategy. We cannot assure you that we will be able to make investments or acquire businesses on satisfactory terms or that any business acquired by us or in which we invest will be integrated successfully into our operations or be able to operate profitably.

Competition – We May Not Be Able to Compete Successfully in the Future

     The markets for our products are intensely competitive and characterized by rapid technological change. We cannot assure you that we will have the financial resources, technical expertise or marketing or support capabilities to compete successfully in the future. Competition is based on a variety of factors including price, performance, product quality, software availability, marketing and distribution capability, customer support, name recognition and financial strength. Further, given our reliance on our semiconductor partners, our competitive position is dependent on their competitive position. In addition, our semiconductor partners do not license our architecture exclusively, and several of them also design, develop, manufacture and market microprocessors based on their own architectures or on other non-ARM architecture. A more detailed description of the competition we face from new technologies or products is set forth in the section entitled “Item 4. Information on the Company—Business Overview—Competition.”

We are Dependent on Our Senior Management Personnel and on Hiring and Retaining Qualified Engineers

     If we lose the services of any of our senior management personnel or a significant number of our engineers, it could be disruptive to our development efforts or business relationships and could have a material adverse effect on our business, financial condition and results of operations. Because our future success depends on whether we can continue to enhance and introduce new generations of our technology, we are particularly dependent upon our ability to identify, attract, motivate and retain qualified engineers with the requisite educational background and industry experience. Competition for qualified engineers, particularly those with significant industry experience, is intense. We are also dependent upon our senior management personnel. In addition, whether we can successfully expand geographically will depend on our ability to attract and retain sales and marketing personnel. In certain geographic regions, competition for such personnel is very intense.

Our International Operations Expose Us to Risks

      We currently have operations in various jurisdictions around the world and may in the future expand our operations either within these jurisdictions or to new jurisdictions. Some risks associated with these international operations are exposure to exchange rate fluctuations, political and economic conditions and unexpected changes in regulatory environments. Another risk we face is that, particularly with respect to intellectual property, we are exposed to different legal jurisdictions. In addition, we could face potentially adverse tax consequences and difficulties in staffing and managing operations. With respect to foreign exchange, substantially all of our revenues are in US dollars while our costs reflect the geographic spread of our operations and are concentrated primarily in pounds sterling. This mismatch will result in gains or losses with respect to movements in foreign exchange rates and may be material. To mitigate this effect, we engage in currency hedging transactions. A more detailed description of these hedging transactions is set forth in the section entitled “Item 5. Operating and Financial Review and Prospects.” Although we have not to date experienced any material adverse effects with respect to our foreign operations arising from such factors, we cannot assure you that such problems will not arise in the future. Finally, managing operations in multiple jurisdictions will place further strain on our ability to manage overall growth.

Claims May be Made For Which We Do Not Have Adequate Insurance

     Since 2001 the insurance industry has faced unprecedented and escalating global events compounded by international economic uncertainty. As a result of these and other pressures, many insurers have withdrawn from certain market sectors. We have continued with our philosophy of only placing cover with secure underwriters with programmes arranged individually to suit our needs. We currently have global insurance policies covering the following significant risks: business interruption, public and products liability, directors and officers liability, errors and omissions liability. We do not insure against claims concerning patent litigation, because we are of the view that any limited cover that could be obtained is prohibitively expensive. Our results of operations could be materially adversely affected by the occurrence of a catastrophic event, to the extent that any resulting loss or claim is not covered under the terms of our then existing insurance policies.

We May be Unable to Protect and Enforce Our Proprietary Rights and We May Have to Defend Ourselves Against Third Parties Who Claim That We Have Infringed Their Proprietary Rights

     Our ability to compete may be affected by whether we can protect and enforce our proprietary rights. ARM takes great care to protect our proprietary rights with patents, agreements with licensees and system companies, proprietary information agreements with employees and consultants and other security measures. We also rely on copyright, trademarks and trade secret laws to protect our technology and intellectual property.

     However, despite our efforts, we cannot assure you that others will not gain access to our trade secrets, or that we can meaningfully protect our technology or intellectual property. In addition, effective trade secret protection may be unavailable or limited in certain foreign countries. Although we intend to protect our rights vigorously, there can be no assurance that such measures will be successful.

     To this effect ARM filed a patent infringement lawsuit against picoTurbo Inc., a semiconductor start-up headquartered in Milpitas, California. This suit was settled in 2001 but this settlement is now in dispute. For more information, see “Item 8. Financial Information—Legal Proceedings.”

     A more detailed description of how we protect our intellectual property is set forth in the section entitled “Item 4. Information on the Company—Business Overview—Patent and Intellectual Property Protection.”

     We take great care to establish and maintain the proprietary integrity of our products. We focus on designing and implementing our products in a “cleanroom” fashion, without the use of intellectual property belonging to other third parties, except under strictly maintained procedures and express license rights. In the event that we discover that a third party has intellectual property protections covering a product that we are interested in developing, we would take steps to either purchase a license to use the technology or work around the technology in developing our own solution so as to avoid infringement of that other company’s intellectual property rights. Notwithstanding such efforts, third parties may yet make claims that we have infringed their proprietary rights, which we would defend.

     To this effect the Company has stated that it will vigorously defend itself against claims of patent infringement made by Nazomi Communications Inc. (Nazomi) in a lawsuit filed May 23, 2002, before the Federal District Court for the Northern District of California. See “Item 8. Financial Information—Legal Proceedings.” Although we believe we will be successful in our defense, the outcome of this litigation cannot be guaranteed.

ITEM 4.    INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF ARM HOLDINGS PLC

History

     ARM Holdings plc is a public limited company incorporated under the laws of England and Wales. The Company was formed in 1990 as a joint venture between Apple Computer (UK) Limited, Acorn Computers Limited and VLSI Technology, Inc. and operated under the name Advanced RISC Machines Holdings Limited. Certain investment partnerships managed by Nippon Investment & Finance Ltd. became our shareholders in April 1993.

     In 1998, the Company re-registered as a public company under the name ARM Holdings plc when it completed its initial public offering of shares and listed its shares for trading on the London Stock Exchange and for quotation on the Nasdaq National Market. Our principal executive offices are at 110 Fulbourn Road, Cambridge CB1 9NJ, UK, and our telephone number is +44 (0)1223 400400. ARM, Inc., our US headquarters, is located at 750 University Avenue, Suite 150, Los Gatos, California, 95032, USA and its telephone number is +1 408 579 2200.

Capital Expenditures

     For a discussion of the Company’s capital expenditures see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

BUSINESS OVERVIEW

     ARM designs high performance, low-cost, power-efficient RISC (reduced instruction set computing) microprocessors and related technology and software, and sells development systems, to enhance the performance, cost-effectiveness and power-efficiency of an extensive range of embedded applications. ARM licenses and sells its technology and products to leading electronics companies, which in turn manufacture, market and sell microprocessors, application specific integrated circuits (“ASICs”) and application specific standard products (“ASSPs”) based on the ARM architecture to systems companies for incorporation into a wide variety of end products. By creating a strong network of partners, which includes many of the leading semiconductor manufacturers worldwide, and by working with them and systems companies to best utilize the ARM technology, ARM has established its architecture as the industry’s leading 16/32-bit embedded RISC microprocessor solution, for use in many high-volume embedded microprocessor applications, wireless, consumer entertainment, mass storage, imaging, automotive, microcontrollers, secure technologies and networking. The embedded processor market continues to move from 8 bit to 16/32 bit, driven by evolving standards needing design flexibility, a continual increase in functionality and application needs in all devices, and convergence and interoperability between technologies and devices. ARM also licenses and sells development systems directly to systems companies and provides consulting, support services, platforms and application software to its licensees, systems companies and other systems designers.

Industry Background

     Microprocessors are embedded in a wide variety of high volume electronic products, ranging from video games to automotive control systems to digital cellular phones. While these microprocessors are invisible and inaccessible to the end user, product designers use the computational capabilities of these embedded microprocessors to implement the operating features of electronic products and control systems. “Embedded microprocessor” is a general term that refers to microprocessors other than the central processing unit (“CPU”) in traditional desktop personal computers (“PCs”). According to a report from SEMICO Research Corporation, the market for high end embedded processors had total shipments of 2,054 million units in 2002. This market has an estimated annual growth rate of 25% over the next four years.

     The traditional PC market is dominated by Intel’s CISC (complex instruction set computing) architecture, but both CISC and RISC microprocessors are used in the embedded market. Although the distinctions between RISC and CISC microprocessor technology have blurred considerably, CISC technology generally increases performance by using more complex instructions to achieve higher code density while RISC technology generally achieves substantial system performance and price/performance advantages by reducing the complexity of the processor instruction set, thereby enabling more effective use of pipelining and optimizing compilers, powerful hardware and software design techniques.

     The embedded microprocessor market has grown to support new electronic products as well as new capabilities and features in existing products. New products with easier user interfaces such as personal digital assistants (“PDAs”) and global positioning systems (“GPSs”) all depend on embedded microprocessors. At the same time, new capabilities and features also drive the need for new and more powerful embedded microprocessors in products such as fax modems and cellular phones. As consumers demand electronic products and control systems with more features and capabilities and portability, systems companies which manufacture these products and control systems are demanding embedded microprocessors that support increasingly complex functions at low cost, that use power efficiently, that can be rapidly implemented to shorten time to market and that are available in volume from multiple sources.

     Embedded microprocessors must balance performance, power consumption and price considerations, depending on the needs of the specific end product. For example, new products such as GPSs and PDAs are computationally intensive, requiring higher performance from the embedded microprocessor. For other portable products, such as current generation cellular telephones, pagers and other small battery-powered hand-held devices, power consumption is a more important consideration. Across all product markets, the cost of the embedded microprocessor solution is important in ensuring that the end product can be attractively priced.

     In order to shorten time to market and lower development costs, system designers need embedded microprocessor solutions that can be rapidly implemented, both from a hardware and software standpoint, to meet varying design needs for performance, power consumption and cost. Depending on the design trade-offs required in a specific end product, a product designer may use a standardized microprocessor with external memory and components as a hardware solution in one application. In another application to meet a different set of trade-offs, the same product designer may need to use a customized ASIC containing an entire computer system on a chip (“system-on-chip”) built with a microprocessor core together with one or more specialized processor extensions. Product designers need an open microprocessor architecture that can be rapidly implemented, used in a variety of hardware formats and combined with customized processor extensions suited to different applications. Product designers also seek a microprocessor architecture with software compatibility across family members.

     As electronic products and control systems have grown more complex, the software used to implement these products and systems has also grown in complexity, forming an increasingly important component of the overall embedded microprocessor solution and contributing a significant portion of the overall development time and cost. In addition, to implement embedded microprocessor solutions efficiently, effective hardware and software development tools must be available to product designers. Using the industry leading embedded microprocessor architecture permits a common set of software development tools to be used for application development and preserves software investments by permitting developers to reuse software across a variety of hardware implementations of the same architecture saving considerable development resources for each new product.

     Many of the microprocessors currently available to systems companies for embedded applications do not fully meet these needs. Older 8 and 16-bit (mostly CISC) microprocessors currently used in consumer electronic products do not have the speed and processing capabilities required for newer embedded applications. CISC microprocessors typically have consumed more power and have traditionally been larger than RISC microprocessors, leaving little room for other functions when embedded into ASICs. On the other hand, many modern general purpose RISC microprocessors used in embedded applications have not been specifically designed for the special needs of the embedded market but have generally been designed with a premium placed on high speed performance rather than reducing the overall cost. To achieve high speed performance, these processors use short, simple instructions that generally result in longer programs, resulting in poorer code density and increasing memory requirements that drive up the cost of the total embedded microprocessor solution. In addition, general purpose RISC microprocessors are often not designed for custom implementation through the use of processor extensions for specific applications. Finally, some general purpose RISC microprocessors are proprietary technologies only available from a limited number of semiconductor manufacturers.

ARM Solution

     ARM addresses the needs of the embedded microprocessor market by designing and licensing RISC microprocessors, system components and software and development tools which enable the rapid design of embedded microprocessor solutions for use across a wide variety of applications. ARM offers systems designers a family of powerful, low-cost, power-efficient, 32-bit RISC microprocessor “cores” based on a common architecture and spanning a wide performance range, that can be used as computational building blocks for creating embedded microprocessor solutions. ARM’s semiconductor partners build ASICs and ASSPs based around the ARM architecture for a diverse range of applications. ARM has designed standalone microprocessors based on its microprocessor cores and licensed semiconductor partners to manufacture its standalone microprocessors, so that ARM-based microprocessors may be available to systems companies in high volume from multiple sources. The microprocessor cores can also be readily combined with application specific extensions to create custom microprocessors for use in particular applications. As a result, designers using the ARM microprocessor architecture can select from standard standalone microprocessors, or fully customized ASICs or ASSPs using ARM microprocessor cores as computational building blocks. These options provide designers with a wide range of integration options and cost/performance trade-offs to meet an extensive range of system requirements. In addition, the Company provides the necessary Development Boards, Software Development Toolkits and Software debug tools, which facilitate system design and rapid development of system solutions. Finally, the Company also provides training and support, software and consulting services to support the Company’s architecture. ARM believes that worldwide support from its semiconductor, software, design and tools partners assures systems companies of a microprocessor architecture which is available from multiple sources and which, due to the flexibility offered by a common architecture, enables semiconductor partners and systems designers rapidly to design ASICs based on the ARM architecture and facilitates ongoing design and maintenance efforts at cost-competitive prices.

The Company Believes that Key Benefits of the ARM Solution are:

     Delivers high performance at low cost. The Company offers a family of high performance low-cost microprocessor designs which enables systems designers to make the appropriate performance/price trade-offs for use in a particular application. ARM believes that its architecture offers designers the opportunity to design 32-bit RISC embedded microprocessors at leading price/performance ratios. ARM believes that programs written for its innovative Thumb code-compression architecture are shorter than for conventional RISC processors, resulting in a reduced need for expensive memory, producing a lower overall system cost. The small die size of ARM cores and microprocessors also keeps costs down, increases power-efficiency and eases their integration into ASIC and system-on-chip solutions.

     Delivers high performance at low power. The ARM architecture offers designers the flexibility to select an ARM processor with performance, die area (chip size) and power consumption appropriate for a specific application. The Company believes that most ARM family products deliver industry leading power performance in their targeted markets making them well-suited to more complex portable and battery-powered devices that require the performance of a 32-bit microprocessor yet need to maintain power-efficiency. The low power consumption of the ARM core greatly extends the battery life of portable products which is thought to be a key differentiation point with consumers.

     Standards, Re-Use, and Broad Support Enables Rapid System Design. As systems become more complex, use and re-use of proven hardware and software intellectual property is essential to achieve time to market and cost goals. ARM microprocessor cores enable this by providing a range of standard processor configurations targeted at different applications, but built around the same instruction set, bus interfaces, and debug tools. The breadth of ARM’s core offering means that system designers can select a complete, proven, high performance CPU sub-system including, when appropriate, caches, Memory Management Units (“MMUs”), debug features, and bus interface. Additionally, with the introduction of the PrimeXsys Platform family of products, the Company believes it is able to extend the ability of a designer to reuse intellectual property with a much larger part of a system-on-chip. This is achieved through the development of off-the-shelf pre-verified, pre-validated intellectual property using standard intellectual property blocks and operating system ports. This frees the designer to concentrate on application specific portions of the system design, where they add real value. By deploying standard solutions across its range of cores and platforms, and making them widely available via its partnership business model, ARM attracts strong third party support in the form of electronic design automation modeling tools, software development tools, debug tools, operating system and real-time operating system ports, software intellectual property, and peripherals.

     Global Partner Network. ARM’s global network of partners assures systems companies of sufficient availability for high volume products and, together with ARM’s international presence, gives systems designers global support for their design development. At December 31, 2002, ARM’s technology has been licensed to 108 semiconductor companies, including some of the leading semiconductor companies worldwide. ARM’s broad semiconductor partner base provides systems companies with a wide range of suppliers, thus reducing the dependence of systems companies on any one supplier and producing price competition helping to contain costs of ARM-based microprocessors. ARM’s various partners build their own solutions using ARM technology; there are currently approximately 100 ARM-based ASSPs available for use by systems companies, thus facilitating their use of the ARM architecture. The Company works with numerous, industry leading software systems and tools and development partners, including WindRiver Systems Inc., Symbian PLC, Microsoft Corporation, Palm, Inc., Sun Microsystems, and many others who provide the third party support needed to facilitate the use of ARM technology in a wide variety of applications.

     Focused product roadmaps. Since its inception, ARM has created families of microprocessor cores which have either increased performance or improved power-efficiency based on the market requirements of specific end user applications. See “—The ARM Families”. The ARM families offer designers a choice of microprocessor cores with performance scaling from 10 to over 1,200 Dhrystone MIPS (millions of instructions per second). ARM developed the Thumb architecture extension in response to the need of one of its partners in digital cellular applications. ARM’s DSP extensions for signal processing, and ARM’s Jazelle extensions for Java™ and the latest ARMv6 architecture are further examples of the Company’s commitment to achieving innovative solutions to meet its customers’ needs. Future generations of ARM products will aim to provide the designer with the ability to craft the optimal balance of performance, cost and power-efficiency needed by systems companies to bring increasingly complex applications to market in the least amount of time.

Target Markets

      Wireless. The portable/communications market includes applications such as cellular/smart telephones, pagers and PDAs. As the markets for PDA and cellular handsets continue to converge, the performance requirement of the microprocessor continues to grow while being constrained by a limited power supply. The industry leading MIPS per watt performance of the ARM architecture allows processor-intensive functions to be executed efficiently, minimizing heat generation and extending battery life. Further, architectural additions such as Thumb, for efficient code density, Jazelle, for efficient Java byte codec execution, single instruction multiple data (“SIMD”) instructions for efficient multimedia code execution, have allowed designers and developers an efficient, high performance, flexible architecture on which to create cutting edge wireless products while staying cost conscious.

      Consumer entertainment. Consumer multimedia/electronics applications such as game consoles, set-top boxes, digital interactive televisions, and MP3 players require the performance of a 32-bit RISC processor to meet the complex requirements of the system, but at the low costs dictated by the price-sensitive consumer market. For these high performance yet cost-sensitive applications, ARM’s range of core designs are able to provide elegant solutions. In addition, partnerships with industry leading third party intellectual property providers such as Imagination Technologies enable ARM to provide their customers with a solution that goes beyond a processor core.

      Mass storage. The Mass Storage market comprises OEMs manufacturing hard disk drives, tape drives, DVD players and removable storage devices. In this competitive, traditional, high volume embedded market, OEMs are concerned with the silicon area of the microprocessor, the quality of design tools used to write s oftware, processor performance, a long term stable product roadmap and the cost of the processor core. With its ARM7TDMI and ARM9E core families, its range of software development tools and its multiple silicon supplier business model, ARM offers a unique solution to the needs of the storage market that helps OEMs to minimize the development costs of a project.

      Imaging. The imaging market entails applications such as printers, digital still cameras and digital video cameras. ARM processors are high performance and at the same time consume very low power, which are essential attributes in products such as digital still cameras where performance is key for the compression, decompression and enhancement of digital images. Low power consumption is important since it maximizes the battery life of these devices. As technology converges, more functionality will be included in such consumer devices. ARM software allows developers to add this functionality, without adding significantly to the hardware costs. Ink jet, laser printers and multifunctional peripherals are in highly competitive market segments and as such cost is a key issue. Producers of such products like to multi-source processors, to keep costs low and since ARM processors are manufactured by several semi-conductor companies, they are able to do so.

     Automotive. ARM is targeting four broad areas within the automotive sector being, Engine Management, Safety, Vehicle control and ‘Infotainment’ such as traffic warning systems, GPS and DVD. In the automotive market functions such as anti-lock braking systems, lighting control, door locks and air-bags have traditionally relied upon 8- and 16-bit controllers. As these applications become more complex, however, more performance is needed, but still within strict die size, high code density and low-cost parameters. The ARM architecture provides a combination of high code density, small die size and 32-bit performance. Furthermore, ARM’s design tool methodology and architecture accommodates the need for on-chip debug and in-circuit emulation, both of which ease the design process for these applications.

     Microcontroller. In this sector ARM is targeting the wide range of end user products that require standard off-the-shelf chip set production. Specifically, in this market the Company is targeting existing 8/16-bit applications which are migrating to 32-bit due to increasing application complexity. This market is expected to grow to a multi-billion unit market which ARM feels it is well positioned for with its wide range of processor core and development tool offerings.

     Secure. The main constituents of the “Secure target market” are smart cards, EPOS (Electronic Point Of Sale) terminals, E-commerce EPOS terminals, and soon M-commerce (Mobile Commerce). ARM’s 32 bit RISC processors are well suited to address the smart card market, which requires more performance than the previous 8 and 16 bit CPUs. Also ARM’s very good code density allows more software integration into a fixed silicon size. ARM now also has the family of SecurCore products, targeted specifically at this market, with features that target attack resistance and probing. Most EPOS manufacturers have adopted ARM for the following reasons: ARM has enough performance available to run the required encryption algorithms, ARM silicon can run software modems, there are a range of peripherals available to “plug” around the core and because of the wide choice of silicon partners. EPOS and smart cards are converging into Mobile terminals through M-commerce, generating the need for 3 to 5 CPUs per mobile terminal, which ARM will also target.

     Networking. The Networking market encompasses a wide variety of application areas ranging from switches, routers, hubs and wide area networks (“WANs”) through to the more recent technologies for servicing broadband content delivery such as xDSL modems, cable modems and wireless LANs. The more mature markets tend to be serviced either through ARM based ASSP’s such as networking chips or standard microcontrollers. ARM has an advantage over other chip designers since through our network of partners we provide OEMs with multiple choices of silicon providers. With a range of third parties offering application software solutions optimized to run on this architecture such as TCP/IP, VoIP and MP3 codecs, ARM offers a strong and broad solution to those selecting the future CPU architecture within the Networking market.

ARM Strategy and Business Model

     ARM’s objective is for its architecture to become the global volume 16/32 bit standard in the embedded microprocessor market. The Company believes that the most effective way to reach its objective is to remain focused as an intellectual property company on licensing ARM technology to partners that, as a group, target specific applications development, manufacturing and marketing in a broad range of markets. To this end, ARM has developed an innovative intellectual property-centered and market-driven business model in which it neither manufactures nor sells the products incorporating ARM technology, but concentrates on the research, development, design and support of ARM architecture and supporting development tools and software. ARM’s business model enables the Company to respond quickly to the increasing technological demands of rapidly changing industries and both shortens time to market and lowers system costs for the Company’s partners and their customers. The following are integral aspects of the Company’s strategy and business model:

     Maintain Performance Leadership. ARM believes that it provides one of the most cost-effective and best MIPS per watt microprocessor designs for use in embedded applications. In developing its family of microprocessor cores, ARM has successfully devised innovative solutions to customer needs while maintaining performance, low-cost and power-efficiency. The Company is committed to continuing research and development efforts, both internally and in conjunction with its partners, to further improve the ARM technology and develop future generations of the Company’s fundamental technology. See “Item 3. Key Information—Risk Factors—Rapid Technological Changes in Our Industry are Difficult to Predict–Our Business May Be Adversely Affected if We Cannot Timely Develop New Products” for a discussion of the importance to the Company of meeting changing user needs and responding to rapid technological change.

     Leverage Partner Alliances. ARM’s semiconductor partners help grow the total ARM market by integrating their own intellectual property around ARM processor cores, thus combining their own particular strengths with those of ARM to provide an extensive array of ARM-based microprocessor solutions. ARM’s business model also enables the Company to capitalize on the extensive manufacturing, marketing and distribution networks of its semiconductor partners and to penetrate a broad range of end user markets quickly. ARM provides training and support to its semiconductor partners, but the manufacturing of ARM microprocessors and the marketing and direct selling of microprocessors to systems companies is undertaken by ARM partners. ARM’s ability to manage its partnerships effectively has been and will continue to be a major challenge and a key factor in its success. See “Item 3. Key Information—Risk Factors—We are Dependent on Our Semiconductor Partners.”

     Increased Availability of Third Party Support of ARM Architecture. ARM has established partnerships to develop software, tools, operating systems and designs to maximize the level of support for ARM’s core architecture and provide an efficient environment for system designers. Increasing acceptance and implementation of the ARM architecture has led to various third parties adapting software programs and development tools to the Company’s architecture. To the extent that such acceptance continues, it should drive even broader acceptance of the ARM technology by systems companies and end users. See “Item 3. Key Information—Risk Factors—The Availability of Development Tools, Systems Software and Operating Systems Is Crucial to the Market Acceptance of Our Architecture” for a discussion of the Company’s reliance on the availability of systems software and development tools compatible with the ARM architecture.

     Focus on Needs of Systems Companies. The Company is committed to providing embedded microprocessor solutions responsive to the requirements of end users in a variety of markets. The Company works with system companies either directly or in tandem with its semiconductor partners to aid the systems companies’ customization of the ARM architecture to perceived market needs. ARM also aims to simplify and shorten the design process for system companies. See “Item 3. Key Information—Risk Factors—Our Success Depends Substantially on Systems Companies.”

     Generate Diversified Revenue Stream. The Company intends to generate a diversified revenue base, including license fees, royalties, support and maintenance, training, design consulting, and sales and licensing of toolkits, development boards and systems software. To date, the majority of the Company’s revenues has been from license fees. The Company is also entitled to royalties from its licensees, which are generally a percentage of the revenues received by licensees on their sales of ARM-based chips and are normally payable by a licensee on sales occurring during the life of the ARM technology being licensed. Accordingly, ARM could continue to receive royalties in relation to a specific technology even if such technology is no longer licensed to new customers. The Company believes that as ARM technology becomes more widely accepted, the revenues from royalties, as a percentage of total revenues, will increase. In addition, the Company believes that revenues from support and maintenance, the sale and licensing of development tools and system intellectual property will increase as the ARM architecture continues to become more established across a broad number of market segments.

     Strategic Involvement in Related Products and Services. ARM will continue to analyze its market and communicate with its partner network to identify opportunities for product innovation and new product creation, including with respect to features such as low power performance, intelligent energy management (including a recent collaboration announced with National Semiconductor), security, the creation of efficient code and platform execution environment and developments in the 3D arena (including a recent licence of technology from Superscape plc and Imagination Technologies). ARM will also continue to develop products and encourage and support industry standardization efforts to address the challenges that result from shrinking semiconductor process geometries and the increasing cost and complexity of semiconductor chip design. ARM maintains a five year strategy for the development and growth of the business and as a function of this constantly monitors its market place and evaluates new business, investment and acquisition opportunities.

Technology and Services

     ARM partners license ARM microprocessor technology to develop application-specific products. To enable our customers to bring products to market quickly, ARM microprocessors include features to allow easy integration into complete systems, or into larger system-on-chip designs. ARM also supports the design-in process with the AMBA bus standard, PrimeCell peripherals, ARM development tools, EDA models, application software intellectual property, a range of services, and by working with third parties to provide additional supporting items.

     Microprocessor Cores. Traditionally, microprocessor designers concentrated on maximizing performance, with cost and size as secondary concerns. ARM, anticipating the growth in portable and embedded markets, has always focused on producing low-cost 32-bit RISC microprocessor cores that offer the higher performance that increasingly complex applications demand, yet operate within the power constraints of portable devices. This emphasis on low power consumption and low chip and system cost has made ARM’s products suitable to a broad range of applications.

     Low power consumption has wider benefits in a broad range of markets. In addition to its clear advantage for battery operated devices, it enables the use of lower cost packaging, lower cost power supply components, and it allows more electronics to be packed into a small space without requiring the expense of cooling by a fan or air-conditioning.

     In 2002, ARM announced the introduction of IEM (Intelligent Energy Management) Technology. IEM enables systems using ARM cores to actively time operating voltage and frequency to match the system performance requirements. This enables longer battery life by ensuring that energy consumption is always optimized.

     ARM microprocessors are designed to allow high performance at a low total system cost. Two key features that help achieve this are small die area (chip size), and high code density. Code density is a measure of the amount of memory required to hold program code. High code density reduces the system cost by reducing the size of the main memory and bandwidth it must deliver.

     ARM delivers its microprocessor technology in a number of ways. Most partners license implementations of ARM’s microprocessor cores, either in the form of a mask-level chip layout (called a hard core), or in the form of a hardware description language definition in Verilog or VHDL (called a soft core or a synthesisable core). ARM also licenses its instruction set, cache, MMU, and system architecture to allow certain partners to develop their own implementations of ARM microprocessors. In all cases, the final design is subjected to rigorous validation testing to ensure correct operation and compliance with the ARM architecture definition.

     ARM Architecture. The foundation of the ARM family of processors is its efficient RISC instruction set. The design of the instruction set has two aims: high code density and easy instruction decoding. Older CISC (Complex Instruction Set Computing) processors use complex instruction sets to reduce the number of instructions necessary to code a program, resulting in high code density, but also in complex, power-hungry processor designs. RISC (Reduced Instruction Set Computing) processors, on the other hand, use simple instruction sets but usually code less densely than CISC processors. Code compiled for ARM RISC processors, however - particularly when using the Thumb instruction set - is generally as dense as code for 32-bit CISC processors, delivering the memory cost advantages of high code density, with the performance, power, and die size advantages of RISC processors.

     In addition to the original ARM RISC instruction set, ARM has developed a number of innovative technologies and architectural extensions, which have been incorporated into its products. ARM’s strategy is to define products incorporating additional features and instruction set enhancements appropriate to application needs, while maintaining a common general purpose RISC instruction set which provides code compatibility. Instruction set enhancements include the Thumb compressed instruction set for improved code density, and the Vector Floating Point instruction set. In 1999, ARM introduced fixed point DSP extensions in the ARMv5TE instruction set and, in 2000, ARM introduced the Jazelle architecture for Java application acceleration. The ARMv6 instruction set introduced in 2002 includes all of the previous instruction set enhancements and adds a sophisticated set of enhancements for acceleration of multimedia applications. ARM has also developed a set of sophisticated debug and trace technologies. The EmbeddedICE debug capability was introduced in 1994 to allow software debug of ARM processors when embedded within larger system-on-chip designs. In 1999, ARM introduced a new Real Time Trace capability, and enhanced EmbeddedICE-RT Real Time Debug capability, both aimed at easing the debug of Real Time systems.

Architectural Extensions in ARM products

     ARM’s strategy is to define products incorporating additional features and instruction set enhancements appropriate to application needs, while maintaining a common general purpose RISC instruction set which provides code compatibility. This section describes these Architectural Extensions in more detail.

     Thumb. The Thumb instruction set is a subset of the most commonly used 32-bit ARM instructions which have been compressed into 16-bit wide instructions, reducing memory use by up to one-third and thereby minimizing system cost. On execution, these 16-bit instructions are decompressed to full 32-bit ARM instructions in real time and without performance loss. Software designers can use both 16-bit Thumb and 32-bit ARM instruction sets, and therefore have the flexibility to emphasize performance or code size at a subroutine level as their applications require. A “Thumb-aware” core is a standard ARM processor fitted with a Thumb decompressor in the instruction pipeline, offering the underlying power of the 32-bit ARM architecture and the high code density of the Thumb architecture from an 8/16-bit system. The Thumb architecture is well-suited for use in digital cellular telephones, hard disk drives, and any high-volume consumer product where memory cost considerations are paramount.

     EmbeddedICE. EmbeddedICE is a software debug capability, which allows a programmer to debug code running on an ARM processor deeply embedded within a larger system-on-chip or ASIC. The ARM software development toolkit running on a PC communicates with EmbeddedICE logic within the processor core via a five wire JTAG interface. This capability was developed by ARM specifically to address debugging issues unique to integrated processor cores. During 1998, ARM introduced the Multi-ICE interface which extends the capability of EmbeddedICE to allow debugging of multiple processor cores.

     Embedded Trace. ARM has developed Trace products for real-time trace of its cores. Trace products provide the capability to trace the instruction execution and data movements within the core in real-time and at maximum processor speed. The data is compressed and passed directly off-chip for further processing or retained in a local embedded trace buffer for subsequent retrieval.

     DSP Extensions. ARM cores are frequently used with a separate DSP in markets where the integration of DSP functionality with microprocessor control functionality is critical such as: disk drives, DVD drives, modems, digital audio equipment, pagers and other communications products. Currently, most solutions use separate, incompatible development tool chains for the microprocessor and the DSP. In response to customer demand for DSP functionality with general purpose control capability in one integrated processor, and with a unified development environment, ARM has introduced the “E” extensions to the ARM9 family to provide enhanced performance in fixed point DSP applications. These extensions further enhance the multiply-accumulate capability, and add efficient support for saturating arithmetic. This gives a single combined micro-processor and signal processor engine, offering a simpler system design, lower cost, and improved time to market. The extensions are incorporated in the ARM9E-S synthesisable family and will be incorporated into the ARM10 family.

     VFP. Vector Floating Point coprocessors have been developed for the ARM9, ARM10 and ARM11 families of processor. Capable of operating on single and double precision floating point values, combined with a small amount of software it provides a complete support for the IEEE754 floating point standard.

     Jazelle. ARM Jazelle technology, announced in 2000 and introduced in 2001, is a range of products including the ARM7EJ, ARM926EJ-S, ARM1026EJ-S, ARM1136JF-S and ARM1136J-S cores and the ARM JTEK software for enabling application developers to build Java compatible products offering high efficiency and low cost.

     ARM Jazelle technology allows a single microprocessor to execute applications written in Java, and in conventional languages such as ANSI C and C++ without requiring an additional coprocessor – thus reducing system complexity and time-to-market. For a typical application, a Jazelle enabled processor will execute most Java byte codes directly, speeding Java program execution and delivering significant performance acceleration for applications written in Java programming language. Systems enabled with ARM Jazelle Technology achieve significantly higher performance than software emulation systems and do not suffer from the high memory requirements associated with just-in-time compilation techniques.

The ARM Families

     ARM architecture processors offer a wide range of performance options in the ARM7 family, ARM9 family, ARM9E-S family, SecurCore family, StrongARM family, ARM10 family, ARM11 family and Intel Xscale family. The ability to match processing power to the application, called scalability, is an important consideration when designers select a microprocessor family. The ARM architecture gives systems designers a wide choice of processor cores at different performance/price points, yet all ARM microprocessors use substantially the same instruction set and are capable of running the same software. This protects the investments ARM’s customers make in software development, software tools, and staff training. The ARM product roadmap offers customers a proven RISC architecture and promises innovative, powerful and cost-effective solutions to industry needs in future generations, while maintaining a high degree of compatibility.

     ARM offers a range of processor cores integrated with memory system solutions such as Cache Memories, Memory Protection Units, and Memory Management Units. ARM processor cores can be extended using the coprocessor interface and coprocessor instruction set space to add additional functionality, or by adding memory mapped peripherals.

     ARM7TDMI. The ARM7TDMI microprocessor core is ARM’s most widely licensed product. It is a low power, general purpose 32-bit RISC microprocessor core particularly suitable where strict die area and power constraints must be satisfied while maintaining reasonably high performance, as in portable telecommunications. It uses the ARMv4T instruction set with Thumb extension, enhanced Multiply, and EmbeddedICE extensions integrated within the core. See “—Architectural Extensions in ARM products”. The ARM7TDMI offers 32-bit architecture capable of operating from 8/16-bit memory on an 8/16-bit bus for low system cost through the implementation of the Thumb instruction set. It is used in cost-sensitive embedded control applications and has been highly successful in the digital cellular telephone market.

     Secure Cores. In 1999, ARM began a project to design a family of cores (called SecurCore) specifically targeted to the security and smart card market. The first of these, called SC100, was launched in September 2000. The smart card market is a very high volume market segment, and has been identified by ARM as an important growth area for the Company over the next few years. In particular, smart card usage in the United States, Japan and Korea is expected to grow significantly in the next two years. SC110, SC200 and SC210 were added to the family in September 2001.

Higher-Integration Microprocessor Cores

     To further simplify the task of designing embedded systems with microprocessors, ARM has developed a range of products which provide the system designer with a complete processor and cache or SRAM memory system. Use of a cache helps the processor maintain high data throughput from inexpensive memory and reduced system power consumption. A MMU offers full virtual memory support, memory protection facilities, and memory configuration including caching and write buffer control for different areas of memory.

     ARM922T. The ARM922T combines two 8K byte caches with a write buffer and MMU to provide a processor suitable for running operating systems such as EPOC32, WindowsCE and Linux. In addition it contains specific support for WindowsCE.

     ARM966E-S. The ARM966E-S provides a high performance core-plus-memory integrated solution enabling high end performance with predictable real-time behavior, making it suitable for use in systems where a high performance core is needed but without the requirements for caches and memory management units. The ARM966E-S includes an integrated AMBA AHB bus interface.

     ARM946E-S. The ARM946E-S provides a complete high performance cached processor solution for embedded designs requiring simple memory configuration and protection similar to the ARM940T, but with the addition of DSP instruction set extensions, tightly-coupled memories, and delivery in a synthesisable format. It has separate instruction and data caches for reduced access time to both instructions and data, and also contains a write buffer, an integrated AMBA AHB bus interface, and a new protection unit designed specifically for embedded operations. The protection unit is designed for RTOS applications which require no address translation. It contains eight individually programmable instruction and data protection regions. Applications are expected to include advanced engine management, instrumentation, safety systems, and high-end printers.

     ARM926EJ-S. The ARM926EJ-S provides a complete high performance cached processor solution for embedded designs requiring complete virtual memory support and the ability to run operating systems such as WindowsCE, EPOC32 and Linux. It is similar to the ARM920T, but with the addition of DSP instruction set extensions, tightly-coupled memories, ARM Jazelle technology for Java acceleration, and delivery in a synthesisable format. It has separate instruction and data caches for reduced access time to both instructions and data, and also contains a write buffer, and dual AMBA AHB bus interface. Applications are expected to include advanced wireless communication devices, PDAs, internet appliances.

     ARM1022E. The ARM1022E combines two 16K byte caches with a write buffer, MMU and vector floating point unit to provide a processor suitable for running operating systems such as EPOC32. In addition it contains specific support for WindowsCE.

     ARM1026EJ-S. The ARM1026EJ-S is a fully synthesisable design and provides configurable instruction and data caches and tightly-coupled memories, extensive internal use of 64-bit buses to improve performance without requiring instruction set changes, and configurable MMU or MPU for full compatibility with WindowsCE, EPOC32 and Linux. As with other soft ARM cores it uses standard compiled RAMs for the caches, making it highly process-portable and flexible.

     ARM1136J-S and ARM1136JF-S. The first members of the ARM11 family were introduced in 2002, featuring the ARMv6 architecture and offering higher performance in a flexible, synthesizable delivery. ARM1136JF-S includes a VFP floating point co-processor.

     StrongARM. The StrongARM110 was developed in 1995 with Digital Equipment Corporation, and is now the basis of a family of products available from Intel. When launched, it established the high-end performance capabilities of the ARM architecture. It is a general-purpose 32-bit microprocessor with a 16K byte instruction cache, a 16K byte write-back data cache, a write buffer and an MMU combined on one chip. A five stage pipeline distributes tasks evenly over time, ensuring high throughput for the core logic. Applications include smart hand-held devices, PDAs, multimedia games, interactive digital video and network computers and Internet appliances.

     In May 1998 Intel completed its acquisition of Digital Equipment Corporation’s semiconductor operations. At the same time ARM concluded an agreement with Intel, which took a license for the ARMv4 architecture enabling it to supply and develop the StrongARM range of products formerly marketed by Digital Equipment Corporation. ARM and Intel have subsequently concluded a further agreement licensing Intel the ARMv5TE architecture, which is implemented by ARM in the ARM9E-S and ARM10 families of products, and is being implemented by Intel in the Intel Xscale family of products. The Xscale architecture has been developed by Intel as the next generation ARM product family after StrongARM. Xscale implements a seven-stage pipeline, implemented on an optimized 0.18µ process. It can run at speeds of up to 400MHz and is suited for a wide range of applications including wireless, consumer and networking. Intel has since licensed the ARMv6 architecture which it may use to further develop its products.

System-On-Chip Solutions

     To facilitate the development of highly integrated embedded microcontrollers, or systems-on-chip, containing multiple microprocessors and peripherals, ARM was primarily responsible for developing the Advanced Microcontroller Bus Architecture (“AMBA”). AMBA is a specification for an on-chip bus to enable macrocells (such as a microprocessor, DSP, peripherals, memory controllers) to be connected together to form a system-on-chip. The specification aims to enhance the reusability of peripheral and system macrocells across a wide range of integrated circuit processes and to facilitate the development of a chip family roadmap with reduced time-to-market by encouraging modular design and processor-independence. AMBA is an open specification available from ARM, and ARM partners have access on commercial terms to models, development boards and other tools that support AMBA. ARM is also developing an increasing number of AMBA-compatible peripherals to shorten design time of high integration system-on-chips.

     ARM is also developing and marketing a range of PrimeCell peripherals for system-on-chip development. These are compatible with the AMBA specification and are offered in a synthesisable form. ARM is currently cooperating with approximately 30 of its Partners in the development of an updated version of the AMBA Specification, version 3.0, to address the most demanding of high-performance applications. ARM has extended the AMBA concept from the RTL/implementation domain into the SystemC/modeling domain with the announcement of a project to develop a transfer level SystemC interface specification.

     Models. ARM continues to develop and market a range of high performance models of its processor cores. These models enable faster system simulations of ARM-based system-on-chips, so improving the user’s ability to conduct design exploration.

     PrimeXsys Platforms. ARM has developed a number of integrated and validated platforms, primarily constructed from ARM intellectual property. A typical PrimeXsys platform contains sufficient configured intellectual property to boot and run a consumer operating system.

     Third Party intellectual property. ARM has licensed technology from Imagination Technologies, a leading player in the 3D graphics market. ARM has licensed the MBX graphics accelerator and is promoting this as an intellectual property core.

     ARM has licensed technology from Superscape plc to broaden our offering in the area of 3D technology for wireless services.

     ARM has announced a collaboration with National Semiconductor to develop technology which implements open loop and adaptive voltage and frequency scaling to minimize power and total energy consumption within ARM-based systems.

Other ARM Services and Products

     To support its microprocessor core business, ARM offers consulting, support and maintenance services and supplies development systems, systems software and Electronic Design Automation (“EDA”) products and services.

     Consulting. ARM has a unique knowledge base internally relating to all aspects of ARM technology and products. ARM consultants tap into this accumulated experience and use their expertise to understand a customer’s needs and provide innovative ARM-based solutions. ARM consultants assist customers to select and implement the ARM microprocessor cores, platform peripherals and other ARM products required to create the most competitive systems with the shortest time-to-market.

     ARM is particularly well placed to offer services to migrate ARM hard-macro microprocessor cores to the silicon process of a customer’s choice. ARM can provide highly skilled engineering resources for optimal implementation of ARM’s soft CPU cores to the latest very deep sub-micron silicon processors to enhance customer’s time-to-market for ARM-based devices.

     ARM consultants also work alongside ARM Approved Design Centers, members of the ARM Technology Access Program to ensure customers have access to leading system-on-chip design outsourcing providers.

     Support, Maintenance and Training. ARM provides support and maintenance services under its license agreements to its semiconductor partners as well as ARM product related training. See “—License Agreements and Item 5. Operating and Financial Review and Prospects—Support and Maintenance”. In order to serve its partners better, ARM plans to expand the range of support, maintenance and training services currently offered and to extend the availability of such services from its overseas offices. See “Item 3. Key Information—Risk Factors—Our International Operations Expose Us to Risks” for a discussion of certain risks inherent in international operations.

     Development Systems. A significant portion of product design time is spent on integration and debugging of both hardware and software, especially for systems such as automobile engine management, hard disk control and modems. Microprocessors which are embedded into an ASIC or custom chip further complicate the debug of systems because access to the processor is more difficult. ARM’s set of development tools provides a complete development solution covering design from system modeling to the debug of final prototypes, enabling rapid system development. ARM has experienced strong demand for its development boards and toolkits from licensees and systems companies.

     Systems Software. ARM has developed application software programs for use with ARM-based products and envisages the building of a library of ARM-developed application software. ARM’s strategy is to market and sell its application software through its semiconductor partners or directly to systems companies. As hardware design becomes more and more complicated in response to consumer demand for higher performance devices, software is becoming more important as a controller of these increasingly complex systems. The ideal processing solution for a particular application will depend on greater hardware / software co-design, with each component being designed with the other in mind. Hardware and software designers are increasingly integrating their design techniques with the goal of incorporating more of the system design process into a single design methodology, which allows for the optimal combination of hardware and software. ARM believes it is well situated to benefit from this increasingly important interplay between the ARM microprocessor and software programs and to leverage the success of its RISC core architecture into higher-margin application software development.

     EDA Products and Services. ARM provides models, software and support services to EDA companies to facilitate the development of ARM-based systems by systems companies using EDA tools from those companies.

ARM Partner Network

     Semiconductor Partners. ARM licenses its technology on a worldwide and non-exclusive basis to semiconductor partners that manufacture and sell ARM-based chip solutions to systems companies. At December 31, 2002, ARM’s technology has been licensed to 108 semiconductor companies, including some of the leading semiconductor companies worldwide. ARM serves this geographically diverse base from offices in the UK, China, France, Germany, Israel, Japan, South Korea, Taiwan and the United States.

     Tools and Development Partners. ARM works with its tools and development partners to design tools that facilitate porting application software to ARM architecture. ARM-based products are now supported by over 50 third party operating systems companies and over 30 development tools companies, including Texas Instruments Incorporated, Cygnus Solutions, Inc., Metaware Incorporated and Microtec Research, Inc.

     Software Systems Partners. ARM works closely with an increasing number of application providers in a broad range of application areas. We use ARM’s unique software expertise to develop highly optimized implementations of their industry-accepted software solutions for use on our Silicon and Systems Partners’ ARM Powered processors. These optimized implementations offer optimal power consumption, minimum memory footprint and total support for all ARM CPU architectures. This further drives ARM’s acceptance as a de-facto standard by maximizing the power efficiency and minimizing the cost of systems that take advantage of these ARM-optimized software components. The growing range of fully supported application solutions makes it even easier to build winning ARM Powered products in the shortest possible time-to-market, further enhancing ARM’s mission to be the industry’s leading intellectual property provider for 32-bit RISC microprocessor cores.

     Design Partners. There are many design companies who develop ARM-based solutions for specific customer needs. Tasks for the system designers range from developing World Wide Web browser software for ARM-based platforms and interfacing ARM and Intel x86 processors to offering turnkey product design services. The Company has also introduced the ARM Technology Access Program whereby design houses, which pass our strict qualification process, are able to access ARM technologies to enable them to undertake ARM-based designs for third parties. There are currently 34 ARM Technology Access Program partners in the program.

License Agreements

     ARM is the owner of intellectual property in the field of microprocessor architecture and implementation, system platforms, peripherals, system software and software development and debug tools. ARM creates innovative technology which incorporates such intellectual property. ARM grants licenses to such technology to semiconductor manufacturers, original equipment manufacturers and ASIC design houses to enable such licensees to design, manufacture and distribute silicon chips which combine such technology with licensees’ own differentiating proprietary technology. The licenses are granted under written agreements which contain contractual terms and conditions to protect the technology and the intellectual property embodied therein and to limit ARM’s liability in respect of licensees’ use of the technology. There are a number of different forms of license offered by ARM which are structured to address different licensee requirements and different intellectual property protection issues. In all forms of license ARM strictly controls the modification rights which it grants to its technology and to protect the integrity of the ARM architecture, mandates that the technology is verified by reference to ARM specified tests prior to distribution in licensee products.

     Fees and Royalties. ARM typically charges a license fee for access to its technology and a royalty for each unit of silicon which incorporates ARM’s technology and is distributed by the licensee. License fees are invoiced in accordance with an agreed set of milestones. Revenue generated in the form of license fees is recognized in accordance with US GAAP. Royalties are invoiced quarterly in arrears.

     License Programs. ARM’s licenses generally fall under three broad programs: Architecture, Implementation and Foundry. The Architecture License Program is associated with Architecture Licenses. The Implementation License Program encompasses the Implementation License, the Term License and the Subscription License. The Foundry License Program is made up of Foundry Licenses and Single Use Design Licenses. Each of these licenses is described below.

     The Architecture License provides the licensee with the flexibility to differentiate their ARM-based products by creating alternative implementations of the licensed architecture, while retaining instruction set compatibility.

     The Implementation License is a license with the objective of producing a specific ARM-based end product. The licensee has perpetual design and manufacturing rights for the licensed product.

     The Term License has the same objectives as the Implementation License. The difference is in the design right license grant, as the design rights are only granted for a limited period of generally three years for the licensed product.

     The Subscription License allows access to a partner’s selected set of ARM products over a defined time period of time for a set annual fee. Design rights are granted for the subscription period and manufacturing rights are perpetual for ARM-based product designed during that period.

      The Foundry Program effectively splits an Implementation License into two parts. The Foundry License is a manufacturing license held by the foundry, which gives the foundry the right to manufacture ARM products but only for a partner who has the corresponding Single Use Design License. The Single Use Design License is held by the partner and gives them the right to design products using the specified ARM product. The Single Use Design Licensee only has access to a design kit and does not get access to the layout of the core. The Single Use Design Licensee will ship the design of the ARM compliant product to the foundry quoting a design identification and the foundry will only accept the design if the correct design identification is quoted. At the foundry the full layout of the ARM product is merged into the ARM compliant product prior to manufacture. All royalties are payable by the Single Use Design Licensee.

Competition

     The markets for the Company’s products are intensely competitive and are characterized by rapid technological change. These changes result in frequent product introductions, short product life cycles and increased product capabilities typically representing significant price / performance improvements. Competition is based on a variety of factors including price, performance, product quality, software availability, marketing and distribution capability, customer support, name recognition and financial strength. Further, given the Company’s reliance on its semiconductor partners, the Company’s competitive position is dependent on its partners’ competitive positions. In addition, ARM’s semiconductor partners do not license the ARM architecture exclusively, and several of them also design, develop, manufacture and market microprocessors based on their own architectures or on other non-ARM architectures. They often compete with each other and with ARM in various applications. Competition with the Company’s partners may become more acute as ARM moves beyond the design and license of its architecture into related businesses, such as design services and system-on-chip integration, in which its partners are currently involved.

     Many of the Company’s direct and indirect competitors, including some of ARM’s semiconductor partners, are major corporations with substantially greater technical, financial and marketing resources and name recognition than the Company. Many of these competitors have a much larger base of application software and have a much larger installed customer base than does the Company. There can be no assurance that the Company will have the financial resources, technical expertise, marketing or support capabilities to compete successfully in the future.

     The Company believes that the ARM architecture is the leading independent microprocessor technology openly licensed to other companies and that the broad presence afforded to the Company through its established worldwide network of partners gives it an advantage over other companies which license microprocessor related technology. The Company believes that its products offer high performance at competitive prices, and compete favorably in the embedded market by providing an open compatible architecture that is scalable from high performance multimedia applications to small battery operated devices. However, there can be no assurance that the Company will be successful in the face of increasing competition from new technologies or products introduced by existing competitors and by new companies entering the market. See “Item 3. Key Information—Risk Factors–Competition—We May Not Be Able to Compete Successfully in the Future” and “Item 3. Key Information—Our Architecture May Not Continue to be Accepted by the Market.”

Patent and Intellectual Property Protection

     The Company has an active program to protect its proprietary technology through the filing of patents. The Company currently holds 114 US patents on various aspects of its technology, with expiration dates ranging from 2012 to 2023, and 157 non-US patents. In addition, the Company has 123 patent applications pending in the United States and an additional 457 patent applications pending in the United Kingdom and various other jurisdictions. The Company’s US patents do not prevent the manufacture or sale of ARM-based products outside of the United States. There can be no assurance that the Company’s pending patent applications or any future patent applications will be approved or will not be challenged successfully by third parties, that any issued patents will protect the Company’s technology or intellectual property or will not be challenged by third parties, or that the patents of others will not have an adverse effect on the Company’s ability to do business. Furthermore, there can be no assurance that others will not independently develop similar or competing technology or design around any patents that have been or may be issued to the Company.

     The Company attempts to protect its trade secrets and other proprietary information through agreements with licensees and systems companies, proprietary information agreements with employees and consultants and other security measures. The Company also relies on trademarks, copyright and trade secret laws to protect its intellectual property. Despite these efforts, there can be no assurance that others will not gain access to the Company’s trade secrets, or that the Company can meaningfully protect its technology and intellectual property. In addition, effective trademark, copyright and trade secret protection may be unavailable or limited in certain foreign countries. Although the Company intends to protect its rights vigorously, there can be no assurance that such measures will be successful.

     Certain of the Company’s license agreements require licensees to grant to ARM a royalty-free cross-license on patented licensee modifications to implementations of ARM technology and patented techniques arising from such licenses, both of which ARM is free to sublicense to other licensees.

     The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. See “Item 8. Financial Information—Legal Proceedings” for details of current litigation. Further litigation may be necessary in the future to enforce the Company’s patents and other intellectual property rights, to protect the Company’s trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity, and there can be no assurance that adverse parties in any such litigation would not be able to devote substantially greater financial resources to any litigation proceedings or that the Company would prevail in any future litigation. Any such litigation, whether or not determined in the Company’s favor or settled by the Company, would be costly and would divert the efforts and attention of the Company’s management and technical personnel from normal business operations, which could have a material adverse effect on the Company’s business, financial condition and result of operations.

     Adverse determinations in litigation could result in the loss of the Company’s proprietary rights, subject the Company to significant liabilities, require the Company to seek licenses from third parties or prevent the Company from licensing its technology, any of which could have a material adverse effect on the Company’s business, financial condition and results of operations. Moreover, the laws of certain foreign countries in which the Company’s technology is or may in the future be licensed may not protect the Company’s intellectual property rights to the same extent as laws in the United Kingdom or the United States, thus reducing the enforceability of the Company’s intellectual property in those foreign countries.

     In any potential dispute involving the Company’s patents or other intellectual property, the Company’s licensees could also become the target of litigation. The Company is generally bound to indemnify licensees under the terms of its license agreements. Although ARM’s indemnification obligations are generally subject to a maximum amount, such obligations could nevertheless result in substantial expenses to the Company. In addition to the time and expense required for the Company to indemnify its licensees, a licensee’s development, marketing and sales of ARM architecture could be severely disrupted or shut down as a result of litigation, which in turn could have a material adverse effect on the Company’s business, financial condition and results of operations. See Item 3. Key Information—Risk Factors—We May be Unable to Protect and Enforce Our Proprietary Rights and We May Have to Defend Ourselves Against Third Parties Who Claim That We Have Infringed Their Proprietary Rights”.

Marketing and Distribution

     In order to speed global acceptance of ARM technology, ARM seeks partners with diverse geographic locations and a broad base of systems company relationships. The Company markets its architecture and technology directly to its semiconductor partners and other customers from its offices in Cambridge, Maidenhead, Sheffield and Blackburn in the United Kingdom and also from offices in Japan, South Korea, France, Germany, Taiwan, China, Israel, and in California, Texas, Massachusetts and Michigan in the United States. The Company’s architecture and technology are marketed on the basis of a number of factors including high performance/low power and price/performance, rapid time-to-market and the availability of third party support. ARM also capitalizes on the extensive marketing and distribution networks of its semiconductor partners who market and distribute ARM core-based products directly to systems companies. As part of the Company’s strategy to increase ARM’s visibility, the Company’s license agreements generally require its partners to display an ARM logo on the ARM core-based products that they distribute. The Company believes that to the extent ARM technology becomes more widely accepted, the ARM “brand” will become increasingly important to potential partners and will drive the Company’s expansion into related software, development tools and system design. ARM believes that the availability of its marketing, sales and support services to all of its partners worldwide is critical to the success of the ARM architecture.

Research and Development

     The ability of the Company to compete in the future will be substantially dependent on its ability to advance its technology in order to meet changing market needs. To this end, Company engineers are involved in developing new versions of the ARM microprocessor core technology as well as related software and tools applications. The Company leverages the technological expertise of its partners, such as its development of the intelligent energy management technology in conjunction with National Semiconductor.

     As of December 31, 2002, ARM had 420 full-time research and development staff located at offices in Cambridge, Maidenhead, Sheffield and Blackburn in the United Kingdom, Sophia Antipolis, France and Austin, Texas. In 2000, 2001 and 2002, research and development expenses were approximately £26.4 million, £36.9 million and £47.3 million, respectively. ARM is currently involved in research projects with Manchester University relating to asynchronous microprocessor design, and in connection with such projects has acquired certain patents from the university. The Company expects to continue to invest substantial funds on research and development activities.

ORGANIZATIONAL STRUCTURE

     ARM Holdings plc is the holding company for a number of subsidiaries. The following is a list of our significant subsidiaries. Unless stated otherwise, each subsidiary is wholly owned by us. With the exception of ARM QUEST Trustees Limited, each subsidiary is held through our subsidiary ARM Limited.

Company	Jurisdiction of Incorporation
ARM, INC	United States
ARM KK	Japan

ARM Korea Limited*	South Korea
ARM Limited	England and Wales
ARM QUEST Trustees Limited	England and Wales
ARM Taiwan Limited (99.9% owned)	Taiwan
Micrologic Solutions Limited	England and Wales
Advanced RISC Machine Limited	England and Wales
Allant Software Corporation	United States
ARM France SAS	France
ARM Consulting (Shanghai) Co. Ltd	China

* ARM Korea Limited was 85% owned as at December 31, 2002. In April 2003, ARM purchased the remaining 15% from the minority shareholders for approximately $4.8 million in cash and consequently now owns 100% of ARM Korea Limited.

PROPERTIES

The Company leases land and buildings for its executive offices, engineering, marketing, administrative and support operations and design centers. The following table summarizes certain information with respect to the principal facilities leased by the Company:

		Lease Term and	Approximate Area
Location	Freehold/Leasehold	Commencement Date	(square feet)	Principal Use

Cambridge, UK	Leasehold	20 years	45,000	Executive offices and
(110 Fulbourn Road)		September 20, 1999		engineering, marketing
				and administrative
				operations
Cambridge, UK	Freehold	20 years	13,000	Executive offices and
(90 Fulbourn Road)		December 25, 1993		engineering, marketing
				and administrative
				operations
Cambridge, UK	Leasehold	20 years	35,000	Executive offices and
(130 Fulbourn Road)		March 25, 2002		engineering, marketing
				and administrative
				operations
Maidenhead, UK	Leasehold	25 years	17,125	Design center
		July 28, 1998
Austin, Texas, USA	Leasehold	5 years	17,000	Design center,
		June 1, 1997		marketing and support
				operations
Los Gatos, California,	Leasehold	6 years	17,000	Marketing and support
USA		April 1, 1999		operations

     In addition, the Company leases offices in Blackburn and Sheffield, England that are used for engineering and administrative purposes as well as in Tokyo, Japan, Taipei, Taiwan and Seoul, South Korea which are used for marketing and support operations, and Company personnel based in Northborough, Massachusetts, USA, Michigan, USA, San Diego and Walnut Creek, California, USA, Shanghai, China, Munich, Germany, Paris and Sophia Antipolis, France and Tel Aviv, Israel have office space available to them.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

     The following discussion should be read in conjunction with the Consolidated Financial Statements of ARM Holdings plc and Notes thereto included elsewhere in this document which have been prepared in accordance with US GAAP and with the discussion of certain risk factors set forth under “Item 3. Key Information—Risk Factors” that might materially affect the Company’s operating results and financial condition.

Overview

     ARM designs high performance, low-cost, power-efficient RISC microprocessors and related technology and software, and sells development systems, to leading international electronics companies, which in turn manufacture, market and sell microprocessors, ASICs and ASSPs based on ARM’s architecture to systems companies. ARM also licenses and sells development systems directly to systems companies and provides consulting and support services to its licensees, systems companies and other system designers. ARM has developed an innovative, intellectual property-centered and market-driven business model in which it neither manufactures nor sells the products incorporating ARM technology, but concentrates on the research and development, design and support of ARM architecture and supporting development tools and software.

Revenues

     The Company’s revenues are classified as either “Product Revenues”, consisting of license fees, development systems sales and royalties, or “Service Revenues”, consisting of design consulting services and support and maintenance fees. The most significant component of ARM’s total revenues is license fee income which accounted for approximately 55%, 52% and 45% of total revenues in 2002, 2001 and 2000, respectively, and is expected to continue to represent the largest single component of total revenues for the foreseeable future.

     The Company believes, however, that license fees will continue to trend down over time as a percentage of total revenues as royalties increase and as demand for ARM’s development systems, design consulting and support and maintenance services grows. These products and services complement ARM’s basic licenses by supporting ARM’s traditional semiconductor partners in their efforts to reduce time to market. In addition, they provide ARM with a way to support systems companies who purchase finished ARM products from semiconductor companies as well as certain software vendors whose software runs on ARM microprocessors. Growth in these complementary products and services will depend on continued success in demonstrating to semiconductor companies, systems companies and software vendors the enhanced implementation possibilities which such products and services provide for ARM-based products and, more generally, on continued market acceptance of the ARM architecture. Growth in these complementary products and services will also depend on whether the Company can devote engineering staff to support growth in services, especially consulting. Revenues from development systems, design consulting and support and maintenance services was 27%, 29% and 30% in 2002, 2001 and 2000, respectively. Revenues from royalties accounted for the balance, contributing 18%, 19% and 25% to total revenue in 2002, 2001 and 2000 respectively.

     As of December 31, 2002, the Company had 108 semiconductor licensees who in turn provide access to many other customers worldwide. In 2002 and 2001, no single customer accounted for more than 10% of total revenues. In 2000, one US customer accounted for 15% of total revenues.

Product Revenues

     License Fees. Each license is designed to meet the specific requirements of the particular customer and can vary from rights to embed ARM technology into a customer’s own application specific product to the complete design of a “system-on-chip”. See “Item 4. Information on the Company—Business Overview—ARM Partner Network—License Agreements”. Over the term of a license, contractual payments can range from hundreds of thousands of dollars to several millions of dollars. The intellectual property licensed by the Company consists of software and related documentation which enable a customer to design and manufacture microprocessors and related technology and software. Each license is designed to meet the specific requirements of each licensee and is generally not time limited in its application. In general, the time between the signing of a license and final customer acceptance is between nine and 15 months with most time allocated to the period between delivery and acceptance of the technology. Delivery generally occurs within a short time period after signing. The licensee obtains license rights to the intellectual property at the time of signing. In addition, the licensee obtains ownership of the licensed rights to the in-process customization as well as the completed customization. License fees are invoiced according to an agreed set of milestone payments. Typically the first milestone is on signing of the contract, the second is on delivery of the customized intellectual property (being the intellectual property and other technical information relating to the product licensed) and the third is related to acceptance of the technology by the licensee. No upgrades or modifications to the licensed intellectual property are provided. Following licensee acceptance, the Company has no further obligations under the license agreement.

     In addition to the license fees, contracts generally contain an agreement to provide post-contract support (support, maintenance and training) which consists of an identified customer contact at the Company and telephonic or e-mail support. Fees for post-contract support which take place after customer acceptance are specified in the contract. The fees are determined based on the Company’s price list when sold separately. The price list is established and regularly reviewed by management.

     Development Systems. Revenues from sales of development boards and toolkits have grown considerably with strong demand from licensees, systems companies and certain software vendors whose software runs on ARM microprocessors.

     Royalties. Royalties are either set as a percentage of the licensee’s net sale price per chip or, less frequently, as a fixed amount. In both cases, royalty rates decline as the total volume of ARM-compliant products shipped increases as the licensee moves through the royalty breaks. Royalty payment schedules in individual contracts vary depending on the nature of the license and the degree of market acceptance of ARM architecture prevailing at the contract date. Furthermore, average royalty rates in any period vary depending upon what stage the various licensees have reached in their royalty breaks per core. Royalties are payable by licensees when they have manufactured and sold the resulting ARM-compliant microprocessors and peripherals to systems companies. The license contracts provide for reports to be issued to ARM with details of such sales and, in certain cases, with forecasts of sales for periods in the near future.

     Systems Software. The Company has recently begun to achieve small amounts of additional product revenues with the sale of systems software. Revenue is recognized on customer acceptance.

     Electronic Design Automation (“EDA”). The Company also generates revenue from the sale of design simulation models and EDA software products such as Modelgen, which enables the generation of simulation models on multiple hardware platforms and simulators.

Service Revenues

     Consulting. Consulting is an integral part of the Company’s business since it supports the overall design win process and generates intellectual property for relicensing. Licensees of the technology frequently request consulting assistance for systems level design in order to enable them to launch their products more quickly.

     Support and Maintenance. ARM generally requires its licensees to pay an annual fee for support and maintenance for a minimum of two years, after which the fee may be renegotiated in light of the level of support required.

Costs of Revenues

     Product Costs. Product costs are limited to variable costs of production such as the costs of manufacture of development systems and costs incurred in making third party operating systems compatible with the ARM architecture. Over time, it is likely that product costs will fluctuate, and may fluctuate significantly, as the Company ports different operating systems and applications software to run on the core ARM technology. In addition, to the extent the Company is not successful in persuading license partners to share the costs of porting operating systems, these costs may exceed management’s expectations.

     Typically, when a new product is at a conceptual stage, the Company seeks to work with a potential customer interested in licensing the product. Once the customer is identified, further work is undertaken to complete the product’s fundamental design, after which it is transferred to the customer’s semiconductor process so that a series of test chips may be manufactured and validated. The Company cannot determine whether the product can be manufactured in accordance with its design specifications, including functions, features, and technical performance requirements, until the end of this process. Since all design, coding, and testing activities must be completed before technological feasibility is established, the Company does not capitalize any product development costs.

     Service Costs. Service costs include the costs of support and maintenance services to licensees of the technology as well as the costs directly attributable to consulting work performed for third parties.

Critical Accounting Policies and Estimates

     The impact and any associated risks related to these policies on our business operations is discussed throughout “Item 5. Operating and Financial Review and Prospects” where such policies affect our reported and expected financial results. Note that our preparation of this annual report on Form 20-F requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

     Our significant accounting policies are described in Note 1 to the Consolidated Financial Statements. We believe our most critical accounting policies include revenue recognition and cost estimation on certain contracts for which we use a percentage of completion method of accounting, and the estimates of useful economic lives for our fixed assets.

Revenue Recognition

     Revenue from license fees is recognized using the percentage-to-completion method where a license agreement is determined to include deliverables that require “significant production, modification or customization.” Management judgment is required in making this determination. In such cases, estimates are made in relation to the application of the percentage-to-completion method, and revenue is recognized over the period from signing of the license to customer acceptance and satisfaction of all outstanding obligations. The amount of revenue recognized is based on the total license fees under the license agreement and the percentage–to–completion achieved. Percentage to completion is measured by monitoring progress using records of actual time incurred to date in the project, compared with the total estimated project time.

     The actual time incurred in the project is built up from timesheets completed by all employees working on engineering projects, and subject to an internal review that ensures accurate and timely completion of timesheets. Estimates of expected project time are based on prior experience of customization, the maturity of the technology and prior experience with the same or similar technology. The status of projects is regularly reviewed by management and updated as necessary. The percentage complete, as calculated using the timesheet and project data is then evaluated with respect to certain milestones that may have passed. These milestones include, but are not necessarily limited to, delivery to the lead partner, evaluation of the ARM test chip and customer verification.

     The final percentage to completion is decided upon once the timesheet and projected data have been reviewed and the status of the project and the tasks attached to the recognition of revenue have been considered by management.

     Under the percentage-to-completion method, revenues are only recognized when collection of the related receivable is deemed probable and provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of such losses is determined.

     Revenue from agreements including rights to unspecified products are accounted for using subscription accounting, revenue from the arrangement being recognized over the term of the agreement, or an estimate of the economic life of the products offered, beginning with the delivery of the first product.

     Where agreements involve multiple elements that do not require “significant production, modification or customization”, the revenue from these agreements is allocated to the individual elements based on each element’s fair value. Vendor specific evidence of fair value is determined from license agreements with other customers where elements are sold separately.

     Revenue earned from post contract support (support, maintenance and training) is determined based on the price list when sold separately. The price list is established and regularly reviewed by management. Revenue for post contract support is recognized on a straight-line basis over the period for which support is contractually agreed.

     Royalty revenue is earned on sales by customers of products containing ARM technology and is recognized in the quarter when the Company receives notification from the customer of product sales. Revenue from consulting projects, which are typically of short duration is recognized when the service has been provided and all obligations to the customer under the consulting agreement have been fulfilled. For longer-term and more complex consulting projects, typically containing several project milestones, where significant modification to ARM core-based intellectual property is required, revenue is recognized on a percentage-to-completion basis as milestones are achieved. This method approximates to percentage-to-completion based on labor inputs.

     Sales of development boards and software toolkits are recognized when the related goods are delivered and collectability is probable.

     Amounts invoiced to customers in advance of revenue recognition are recorded as deferred revenues.

     The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent with the application of our revenue recognition policies, including the calculation of percentage-to-completion, affect the amounts reported in our financial statements. If our business conditions were different, or if we used different assumptions in the application of this and other accounting policies, it is likely that materially different amounts would be reported in our financial statements. For example, if we underestimate the complexity of any project and the expected project time, then we may recognize revenue too early in the project and may need to recognize further revenue from the project over a longer period than initially anticipated. The risk of an inaccurate estimation will rise as the technological novelty of the project rises and the impact on our financial results of an inaccurate estimation will depend on the significance of the relevant project. However, our growing experience with respect to such estimations and assumptions and our review of such estimations and assumptions throughout the life of a project provide reassurance regarding the accuracy and consistency of our approach.

Purchased Goodwill and Licenses

     Goodwill, being the difference between the fair value of the consideration and the fair value of the assets and liabilities assumed, arose on the acquisition of businesses. Until the adoption of SFAS 142, goodwill was being amortized on a straight line basis over periods of up to three years, determined in each case by reference to employee turnover rates and the individual technology acquired with the acquisitions. In accordance with SFAS 142, goodwill is no longer amortized and is instead tested for impairment at least annually.

     We assess the impairment of long-lived assets, identifiable intangibles and related goodwill annually or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. Factors which could trigger an impairment review include the following: (i) significant negative industry or economic trends, (ii) exiting an activity in conjunction with a restructuring of operations, (iii) current or projected losses that demonstrate continuing losses associated with an asset, or (iv) a significant decline in our market capitalization, for an extended period of time, relative to net book value. When we determine that there is an indicator that the carrying value of long-lived assets, identifiable intangibles and related goodwill may not be recoverable, we measure impairment based on estimates of future conditions such as future revenues, gross margins, operating expenses within our Company, the fair values of certain assets based on appraisals, and industry trends.

     The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent with the application of our intangible and tangible fixed asset accounting policies affect the amounts reported in our financial statements, especially our estimates of the expected useful economic lives and the carrying values of those assets. If our business conditions were different, or if we used different assumptions in the application of this and other accounting policies, it is likely that materially different amounts would be reported in our financial statements.

Results of Operations

     General. Since the Company’s inception in November 1990, operating expenses have risen in line with the increase in business activity and related growth in headcount. Starting with 11 staff in 1990, the Company employed 721 staff at the end of 2002, and it expects this number to grow slowly. Staff costs typically represent more than half of total operating expenses. At the end of 2002, 420 staff were employed in research and development activities, 208 in sales and marketing and 93 in general and administrative functions.

     In order to serve its worldwide partner base, as well as to respond quickly to local market needs, ARM has established a regional presence in Continental Europe, East Asia and the United States. A representative office was established in the United States in 1992, and ARM, Inc., the Company’s US subsidiary based in Los Gatos, California, USA was established in January 1994. ARM KK was established as the Company’s Japanese subsidiary in September 1994. An office in Munich, Germany was opened in May 1995. During 1997, the Company opened offices in Austin, Texas, USA, Seoul, South Korea and Maidenhead, UK and in 1998 the Company opened new offices in Paris, France and Northborough near Boston, Massachusetts, USA. During 2000 the Company opened new offices in Taipei, Taiwan, Tel Aviv, Israel and San Diego, California, USA and as the results of acquisitions established new offices in Sheffield, United Kingdom, Sophia Antipolis, France and Walnut Creek, California, USA. During 2001, the company opened an office in Detroit, Michigan, USA and established an office in Blackburn, UK as a result of an acquisition made during the year and in July 2002 an office was opened in Shanghai, China. As the business grows, it is likely that ARM will devote increased resources to these regions resulting in significant increases in expenses. See “—Liquidity and Capital Resources” and “Item 3. Key Information—Risk Factors—Our International Operations Expose Us to Risks”.

     The Company operates Save As You Earn (“SAYE”) schemes in the UK and an Employee Share Purchase Plan (“ESPP”) in the US. Options under these schemes are granted at a 15% discount to market price of the underlying shares on the date of grant. The UK SAYE schemes are approved by the UK Inland Revenue, which stipulates that the savings period must be at least 36 months. During 2002, the US Emerging Issues Task Force (“EITF”) reached a consensus, contained within EITF 00-23, that savings plans which have a savings period in excess of 27 months should be treated as compensatory. In accordance with EITF 00-23, which applies to new offers after January 24, 2002, the Company has recognized a compensation charge in respect of the UK SAYE plans offered since that date. The compensation charge is calculated as the difference between the market price of the shares at the date of grant and the exercise price of the option and is recorded on a straight-line basis over the savings period. The compensation charge recorded in 2002 is £56,000. The deferred compensation at December 31, 2002 was £313,000.

     In addition, the EITF reached a consensus that an employer’s offer to enter into a new SAYE contract at a lower price than an existing contract causes variable accounting for all existing awards subject to the offer. Variable accounting commences for all existing awards when the offer is made, and for those awards that are retained by employees because the offer is declined, variable accounting continues until the awards are exercised, are forfeited, or expire unexercised. New awards are accounted for as variable to the extent that previous higher priced options are canceled. The compensation charge recorded in 2002 as a result of these provisions is £nil. The number of options to which variable accounting applies is approximately 980,000.

     The Company’s effective tax rates were 30% in 2002, 32% in 2001 and 17% in 2000.

     The following table sets forth, for the periods indicated, the percentage of total revenues represented by certain items reflected in the Company’s consolidated statements of operations.

	Year ended December 31,

	2000	2001	2002

Revenues
Product revenues	83.9%	87.5%	88.1%
Service revenues	16.1%	12.5%	11.9%

Total revenues	100.0%	100.0%	100%

Cost of revenues

	Year ended December 31,

	2000	2001	2002

Product costs	4.6%	5.6%	4.3%
Service costs	7.0%	6.2%	4.4%

Total cost of revenues	11.6%	11.8%	8.7%

Gross profit	88.4%	88.2%	91.3%

Operating expenses
Research and development	26.2%	25.3%	31.3%
Sales and marketing	17.7%	14.7%	16.4%
General and administration	12.2%	15.4%	14.9%
Restructuring costs	–	–	1.3%
Amortization of goodwill	1.3%	1.3%	–

Total operating expenses	57.4%	56.7%	63.9%

Income from operations	31.0%	31.5%	27.4%
Interest and similar income, net	3.9%	3.1%	2.9%
Share of loss of equity affiliate	(0.1%)	–	–
Gain on partial disposal of equity affiliate	0.5%	–	–
Minority interest	(0.2%)	(0.2%)	(0.2%)

Income before income tax	35.1%	34.4%	30.1%
Provision for income taxes	6.0%	11.1%	9.1%

Net income	29.1%	23.3%	21.0%

     Management analyzes product revenues in the categories of royalties, licenses and development systems and service revenues in the categories of consultancy and support, maintenance and training. The following table sets forth, for the periods indicated, the amount of total revenues represented by each component of revenue.

		Year ended December 31,

	2000	2001	2002	2002(1)

		(in thousands)
Product Revenues
Royalties	£25,570	£27,904	£26,816	$43,174
Licenses	45,350	76,797	83,008	133,643
Development Systems	13,642	23,275	23,087	37,170

	84,562	127,976	132,911	213,987

Service Revenues
Consulting	£8,191	£7,358	£4,445	$7,156
Support, Maintenance and Training	7,977	10,940	13,566	21,841

	16,168	18,298	18,011	28,997

Total Revenues	100,730	146,274	150,922	242,984

(1)	Amounts in pounds sterling translated into US dollars have been translated, solely for the convenience of the reader, at the December 31, 2002 closing rate of £1.00 = $1.610. Translations should not be construed as representations that sterling could be so converted into US dollars at that rate or at any other rate.

Product Revenues

     Product revenues consist of license fees, sales of development systems and royalties. Product revenues for 2002, 2001 and 2000 were £132.9 million, £128.0 million and £84.6 million, representing 88%, 87% and 84% of total revenues, respectively.

     Although licensing activity slowed in the second half of 2002, important strategic deals continued to be signed. In the full year 2002, license revenues of £83.0 million were 8% ahead of 2001. By the end of 2002, ARM had 108 semiconductor partners compared to 77 at the end of 2001. In total 70 licenses were signed in the year, comprising 46 multi-use licenses and 24 per-use licenses. Of the 33 new partners signed in 2002, 10 took multi-use licenses and 23 per-use licenses. In the fourth quarter of 2002, the Company announced that Texas Instruments, Qualcomm and LSI Logic were three of the first five licensees of the ARM1136J-S. Significant licensing opportunities exist through licensing our leading-edge technology to major new partners, licensing additional products to existing partners, licensing our products on a per use basis via the Foundry Program and by licensing non-CPU products (hardware platforms, software and peripherals) to new and existing partners. The flexibility of our licensing models ensures that the commercial needs of all our partners can be addressed. Furthermore, ARM introduced the new Approved Licensing Program, with Flextronics signed as the first approved licensee. The purpose of the program is to engage with a select number of partners who will be able to sub-license ARM products as part of a wider design services offering, thereby extending the reach of the ARM architecture and increasing the number of ARM-based design wins.

     Although ARM has licensed its technology to many of the world’s leading semiconductor companies, some two-thirds of the top 150 semiconductor companies are yet to become ARM licensees. In addition to these potential new customers, many of our partners have demonstrated their confidence in the ARM technology roadmap by licensing a number of additional products, giving us confidence in future license revenue momentum. In 2000, some 66% of license revenues were earned from existing partners. This proportion increased to 80% in 2001, and further increased to 89% in 2002. As the ARM partner base broadens and the number of products available to be licensed extends, the Company’s ability to sign “upgrade” and “derivative” licenses also increases.

     The Foundry Program, introduced in 2000 to make the ARM technology available to small “fabless” companies, has continued to expand in 2002. ARM has entered into arrangements with a further four foundries during 2002 bringing the total to seven. In addition, 23 more companies have licensed technology through the Foundry Program in 2002 bringing the total number of per use licensees to 46. Our first per use licensee began shipping products during the first quarter of 2002. By the end of the year the number of licensees shipping had increased to six. To date, only four of the nineteen cores available for multi-use licensing have been introduced into the Foundry Program. When the program was originally established, we envisaged that some per-use licensees would upgrade to multi-use licenses. To date, four per-use licensees have upgraded to multi-use licenses.

     Given the pricing model used in the Foundry Program (typically, lower up-front license fees and higher per unit royalties) and our success in attracting a large number of partners to the program, the impact on our total licensing revenues is to reduce the average price per license but to increase the number of licenses sold and increase total revenue overall. The program not only represents incremental licensing revenue to the business but also ensures that a much greater number of semiconductor companies can have access to ARM technology. The success of the Foundry Program has not impacted our pricing of multi-use licenses.

     Alongside our CPU core licensing business, the licensing of non-CPU technology comprising platforms, peripherals, models and application software grew to £12.6 million, representing 15% of total license revenues in 2002, compared to £11.9 million or 15% of total license revenues in 2001 and £7.8 million or 17% of total license revenues in 2000. In 2001, ARM introduced the PrimeXsys open platform for the wireless market to enable licensees to achieve time-to-market advantage when developing their own wireless application solutions. This platform has now been licensed to four partners. In 2002, ARM announced the availability of the Dual Core Platform for use primarily in Networking applications.

     After a very strong start to 2002, sales of development systems slowed with full year sales of £23.1 million being marginally down on the £23.3 million reported in 2001, but still significantly up from the £13.6 million achieved in 2000. This represented 15%, 16% and 14% of total revenues in 2002, 2001 and 2000, respectively. We recently introduced new tools which we expect will provide positive impetus in 2003. These new products include the Integrator/CP Development Platform, the Multi-ICE JTAG Emulator for Windows CE, the Realview Developer Kit for Intel XScale technology and the Realview Multi-Core Debugger. We continue to build our sales capability using third party distribution channels, accounting for approximately 30% of total development systems sales in 2002. Development systems sales continue to reflect the global reach of the ARM architecture with revenues being split approximately 29 % in the US, 40% in East Asia and 31% in Europe.

     Royalty revenues earned in 2002 were £26.8 million on 458 million units shipped, compared to £27.9 million in 2001 on 420 million units shipped and £25.6 million on 367 million units shipped in 2000 and represents 18%, 19% and 25% of total revenues for 2002, 2001 and 2000, respectively. At the end of 2002, there had been a total of approximately 1.4 billion ARM-based chips shipped. We receive data one quarter in arrears, so that royalty revenues in a quarter relate to units shipped by our partners in the previous quarter. Growth in royalty revenues is being driven by many factors including the number of ARM partners shipping and the mix of ARM-based chips being sold, with the newer cores typically generating higher per unit royalty payments. To the end of 2002, 93% of all ARM-based chips sold have been based on ARM7 technology. As the mix changes to include royalties earned on more recent ARM9, 1 0 and 11 based chips, ARM anticipates an upward trend in the average royalty earned per chip, although they may be subject to significant fluctuations. In the longer term, the contribution from chips sold by per-use licensees will also positively impact the average royalty rate, reflecting the different business model deployed in the Foundry Program.

     The broad reach of the ARM technology is demonstrated by the fact that royalty revenues are now being earned from products being shipped in all target end markets. The wireless market (in which we include personal organizers) remained the largest end market using ARM technology in 2002, with related royalties accounting for approximately 64% of royalty revenues and 11% of total revenues.

Service Revenues

     Service revenues consist of design consulting services and revenues from support, maintenance and training. Service revenues increased from £16.2 million in 2000 to £18.3 million in 2001, with a slight decrease to £18.0 million in 2002, representing 16%, 13% and 12% of total revenues in 2000, 2001 and 2002, respectively. Consulting revenues declined from £8.2 million in 2000 to £7.4 in 2001, and suffered a further decline to £4.4 million in 2002, as engineering resource continued to be re-directed to higher margin generating activities. Revenues from support, maintenance and training increased from £8.0 million in 2000, 8% of total revenues, to £18.3 million in 2001, 13% of total revenues, with a decrease to £18.0 million in 2002, representing 12% of total revenues.

Geographic Analysis

     Operating in a global environment, the geographic destinations of the Company’s revenues fluctuate from period to period depending upon the country of origin of its customers. In 2002, 44% of revenue came from the US, 26% from Japan, 12% from East Asia, excluding Japan, and 18% from Europe. The pattern of revenues in 2001 was 49% of revenues coming from the United States, 23% from Japan, 9% from East Asia, excluding Japan, and 19% from Europe. In 2000, revenues from the US represented 55%, Japan 18%, East Asia, excluding Japan 7%, and Europe 20%.

Product Costs

     Product costs were £4.6 million in 2000, £8.2 million in 2001 and £6.5 million in 2002, representing 5%, 6% and 4% of total revenues in 2000, 2001 and 2002, respectively. Approximately four-fifths of total product cost of sales in 2000 and 2001 were made up of development systems costs and the 78% increase between the two years is explained by a 71% growth in development systems sales with the balance comprising additional costs related to the costs of third-party operating systems. The drop in product costs from 2001 to 2002 is mainly due to a different product mix, but is also a result of a 4% fall in development systems sales. Product gross margin was 95% in 2000, 94% in 2001 and 95% in 2002. Some recent ARM products have included components which contain intellectual property not owned by the Company and instead licensed by ARM from a technology provider. Although ARM may license the ARM product to its customers and obtain license fees, ARM will have an obligation to pay certain fees to the licensor of the intellectual property. These sublicense fees are recognized as product costs when the obligation is incurred, which is typically in the same quarter in which the related revenue is recognized. If such product component proves successful and continues to be used, then subsequent outgoing license payments may put downwards pressure on the product gross margin.

Service Costs

     Cost of services increased from approximately £7.1 million in 2000 to £9.1 million in 2001 with a drop to £6.7 million in 2002. The service gross margin was approximately 56% in 2000, 50% in 2001 and 63% in 2002. Service margins declined in 2001 compared with 2000 as the Company continued to improve customer service levels which resulted in an increase in support costs of 94%, however the increase in 2002 is the result of the Company concentrating on more profitable areas of work.

Research and Development

     Engineering costs are allocated between service costs and research and development expenses and include salaries, travel expenses, costs of maintenance of electronic design automation tools, costs of engineering contractors and depreciation relating to design computers and engineering software. The amount of engineering costs allocated to service costs is directly proportional to the amount of time spent by engineering staff on specific consulting projects. The balance of engineering costs incurred for general development of ARM technology is charged to research and development.

     Research and development costs increased from £26.4 million in 2000 to £36.9 million in 2001 and £47.3 million in 2002 representing 26%, 25% and 31% of total revenues, respectively. Continued investment in research and development remains an essential part of the Company’s strategy since its development of new products to license is key to its success. Current projects include next-generation microprocessor cores including additional versions of the ARM architecture, further development of the ARMv6 architecture and extensions to this architecture, as well as enhanced “sub system” system-on-chip solutions (platforms) and development tool offerings.

     Total engineering headcount increased from 376 at the end of 2000 to 429 at the end of 2001 with a drop to 420 at the end of 2002. In addition, there were approximately 15 contractors in 2000, 18 in 2001 and 17 in 2002. Grant income receivable from the European Union, which is netted against research and development expenses, amounted to £0.2 million in 2000, £0.3 million in 2001 and £0.2 million in 2002. The absolute level of grant income is not expected to grow significantly over the next few years.

Sales and Marketing

     Sales and marketing expenses include salaries, travel expenses and costs associated with trade shows, marketing communications and other marketing efforts. These activities are focused on developing relationships both with potential licensees and existing licensees of the technology. As the Company does not have a commission compensation structure, sales and marketing costs are generally unrelated to the sales in a particular period.

     Sales and marketing expenditure increased from £17.8 million in 2000 to £21.5 million in 2001 and £24.7 million in 2002, representing 18% of total revenues in 2000, 15% in 2001, and 16% in 2002. Headcount in this area increased from 162 at the end of 2000 to 198 at the end of 2001 and 208 at the end of 2002. The total number of offices with sales people is currently 14 and this enables improved contact with the Company’s geographically diverse customer base. New offices were opened in 2000 in Taiwan, Israel, France and the United States. In 2001, a further sales office was opened in the US and an office was opened in China in 2002.

General and Administrative

     General and administrative headcount increased from 81 at the end of 2000 to 95 at the end of 2001 and decreased to 93 in 2002. General and administrative costs rose from £12.3 million in 2000 to £22.5 million in 2001 and remained at £22.5 million for 2002, representing 12%, 15% and 15% of total revenues, respectively. Costs in 2000 were increased by the commencement of legal action against picoTurbo, Inc. for infringement of patents as well as increased recruitment and professional fees in a year when over 170 staff were recruited. In 2001, legal costs increased to £5.5 million, human resources costs grew by £2 million with greater emphasis on employee training and establishment costs rose by £1 million with improved office accommodation. Provisions for doubtful debts of £0.7 million were also made, reflecting more difficult trading conditions for many of our smaller customers. In 200 2, legal costs fell slightly to £4.7 million with the reduced spending on litigation against picoTurbo Inc., due to the out-of-court settlement in December 2001, being partially offset by costs incurred on a lawsuit filed in May 2002 by

Nazomi Communications Inc. claiming that our Jazelle technology for Java acceleration infringes a US patent owned by Nazomi. Following impairment reviews of equity investments £0.8 million was written off these investments in 2002. Furthermore as a result of complying with SFAS 133 “Accounting for derivative instruments and hedging activities”, a cost of £1.0 million was recognized. Provisions for doubtful debts of £1.4 million were made in 2002 as a consequence of the continued difficult trading conditions for many of our smaller customers. There was an exchange gain of £0.1 million in 2000, an exchange loss of £0.2 million in 2001 and an exchange gain of £0.5 million in 2002. See “—Foreign Currency Fluctuations” below.

     ARM previously announced that, in December 2001, it settled a patent infringement lawsuit against picoTurbo Inc. However, ARM and picoTurbo are now involved in a dispute with respect to compliance with the settlement agreement. For more information on this dispute see “Item 8. Financial Information–Legal Proceedings.”

     During 2002, the Company incurred restructuring costs of £2.0 million, comprising mainly of severance payments, all of which was paid during the fourth quarter following a reduction in total headcount of 98 people representing 12% of the company’s workforce. It is anticipated that this reduction in the workforce will reduce employee costs by approximately £5 million per annum.

Amortization of Goodwill and Intangible Assets

     The Company acquired Micrologic Solutions Limited, a private company based in Cambridge, UK for £1.3 million in October 1999. Goodwill of approximately £1.1 million was amortized over a two-year period which commenced in November 1999. The Company purchased the assets of Infinite Designs Limited in March 2000, EuroMIPS Systems SAS in June 2000 and Allant Software Corporation in September 2000. In 2001, the Company purchased the assets of Noral Micrologics Limited, a ten-person company with expertise in debugging software, for a consideration of £1.4 million and this was initially being written off over a three year period. Total amortization of goodwill of £1.9 million was charged to the income statement in 2001 and £1.3 million in 2000. From January 1, 2002 the amortization of goodwill ceased and instead goodwill is held on the balance sheet, being subject to regular impairment reviews, with any impairment being charged to the income statement. No impairment of goodwill or intangible assets was charged in 2002. In-process research and development costs of £0.2 million relating to the acquisition of Allant Software Corporation were written off in 2000.

     During 2000, a license connected with the rights to use a certain debugging technology for use in the Company’s development systems products was purchased for £2.8 million. This is amortized over a period of three years with £0.9 million (2000: £0.2 million) amortized during 2001.

     The Company also purchased a new license for £1.1 million in 2001 to enable the Company to produce and license Java-related products. This is being amortized over a period of five years.

     In 2002, the Company purchased a license for £0.2 million, the technology being used to develop the SecurCore range of products. The license is being amortized over a period of three years.

Interest Income

     Interest grew from £3.9 million in 2000 to £4.5 million in 2001, followed by a slight fall to £4.4 million in 2002. The strong cash generation over the last three years has resulted in increasing cash balances, which has been offset by the significant drop in market interest rates over the same period.

Income before Income Tax

     Income before income tax grew from £35.4 million in 2000 to £50.3 million in 2001, but fell to £45.4 million in 2002, representing 35%, 34% and 30% of total revenues, respectively. The absolute growth in margin between 2000 and 2001 was primarily attributable to higher revenues.

     The decrease from 2001 to 2002 in both percentage and absolute terms was a result of a number of factors, including higher operating expenses as a result of continuing product development and litigation and headcount growth for the first nine months of the year. In addition, ARM announced a restructuring in the fourth quarter of 2002, with the costs being recognized at that time.

Tax Charge

     The Company’s effective tax rates were 17% in 2000, 32% in 2001 and 30% in 2002. The reason for the low tax rate in 2000 was the continuation of a Qualifying Employee Share Ownership Trust, QUEST, a trust set up to acquire new shares in the Company for the benefit of employees and directors of the Company. The contributions by the Company to the QUEST in March 2000 and November 2000, when the QUEST purchased 1,483,440 and 559,559 shares, respectively, is a tax deductible expense under UK tax legislation. The Company did not make further contributions to the QUEST in 2001 or 2002 and so the tax rate returned to normal levels. Full details with respect to the QUEST are disclosed in Note 1 of the Consolidated Financial Statements. The drop in tax rate from 2001 to 2002 is primarily the result of the Company benefiting from R&D tax credits under UK tax legislation.

Foreign Currency Fluctuations

     The Company’s earnings and liquidity are affected by fluctuations in foreign currency exchange rates, principally the US dollar rate, reflecting the fact that most of the Company’s revenues and cash receipts are denominated in US dollars while a high proportion of its costs are in sterling.

     The Company reduces this US dollar/sterling risk where possible by currency hedging. Due to the high value and timing of receipts on individual licenses and the requirement to settle certain expenses in US dollars, the Company reviews its foreign exchange exposure on a transaction-by-transaction basis. It then hedges this exposure using forward contracts for the sale of US dollars, which are negotiated with major UK clearing banks. The average size of each forward contract was $3.5 million in 2000, $3.0 million in 2001 and $7.2 million in 2002. The Company does not currently use any other financial instruments or derivatives, although the Company is reviewing the use of other financial instruments. The economic hedges used meet the criteria for hedge accounting under US GAAP and the fair values of the financial instruments outstanding at the end of December 31, 2000, 2001 and 2002 are disclosed in Note 12 to the Consolidated Financial Statements. The settlement period of the forward contracts outstanding at December 31, 2002 is between January 1 and March 24, 2003.

Risk Factors

     For a discussion on the risks faced by the Company, see “Item 3. Key Information—Risk Factors.”

Recently Issued Accounting Announcements

US Accounting Standards and Pronouncements

     For a description of newly adopted US accounting standards and recent US accounting pronouncements, see Note 1 to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

     We have financed our operations primarily through cash generated from operations . Over the previous three years we have received £5.1 million in cash from the issuance of shares to employees who have exercised options in the Company.

     The Company’s operating activities generated net cash of £42.7 million, £52.0 million and £39.5 million in 2000, 2001 and 2002, respectively. In 2000, the significant items impacting on cash generated from operations were the increase in accounts receivable of £4.7 million and the increase in deferred revenue of £5.1 million. In 2001, accounts receivable increased a further £6.6 million while deferred revenues grew by £6.7 million. In 2002, accounts receivable decreased by £2.9 million partly offsetting the increase of £5.3 million in prepaid expenses and other current assets. Deferred revenues fell by £5.0 million as did income taxes payable by £2.4 million. The Company believes that, given its current level of business, it has sufficient liquid resources to fund its working capital requirements for the foreseeable future.

     At December 31, 2002, the Company recorded approximately £14.4 million in deferred revenues (December 31, 2001: £19.4 million; December 31, 2000: £12.7 million) which represented cash or receivables scheduled to be recognized in revenues in varying amounts after December 31, 2002.

     Cash flow from operations has been used to fund the working capital requirements of the Company as well as investing activities. Capital expenditure rose from £11.8 million in 2000 to £17.3 million in 2001, falling to £15.6 million in 2002. The increasing capital expenditure up to 2001 has been due to the need to invest in new design automation tools for a rapidly expanding workforce and the costs of establishing and improving the Company’s design centers in the UK, France and the United States. In 2000, £4.7 million was spent on improvements to offices. Further investment was made in design tools in the UK and the US with £6.6 million being spent on computers and software. In 2001, £4.0 million was spent on office improvements and £13.4 million spent on computer equipment and software. In 2002, £7.4 million was spent on office improvements, with £8.2 million on computer equipment and software. As the Company has adequate cash resources, all of the capital expenditure items are purchased outright.

     Our major outstanding contractual commitments relate to rental of office facilities and certain equipment under non-cancellable operating lease agreements which expire at various dates through 2018. Our contractual commitments as of December 31, 2002 were as follows:

	Payments due by period (£’000)

		Less than
	Total	1 year	2-3 years	4-5 years	Thereafter

Operating leases	35,036	5,149	7,845	4,360	17,682

     In addition as part of the picoTurbo settlement, ARM has an obligation to invest or otherwise pay $3,025,000 with respect to a minority holding in a “fabless” semiconductor company. For more information, see “Item 8. Financial Information\Legal Proceedings”.

     During 2000, the Company purchased the entire share capital of EuroMIPS Systems SAS (now ARM France SAS) and Allant Software Corporation, and the trade and assets of Infinite Designs Limited. The aggregate sum paid for these three acquisitions amounted to £3.4 million.

     In 2001, the Company purchased part of the business of Noral Micrologics Limited for cash consideration totaling £1.4 million.

     The Company envisages making strategic investments in the future, in situations where the Company can broaden its product portfolio, where it can obtain skilled engineering resources and where the potential for furthering ARM core-based design wins is improved significantly.

     During 2000, the Company made the following investments in available-for-sale securities: £1.3 million in Parthus Technologies plc, £0.7 million in Cambridge Silicon Radio Limited, and £2.1 million in CoWare, Inc. In 2001, the Company made the following investments in available-for-sale securities: £0.3 million in LinkUp Systems, Inc., and £1.0 million in Pixim, Inc. In addition, the Company sold its investment in Parthus for a profit of £0.1 million, and its investment in Sirius Communications NV for a profit of £0.5 million. It recognized a loss on its investment in LinkUp Systems of £0.3 million at the end of 2001 when LinkUp’s entire business was purchased by a third party at a value which resulted in a lower receipt than the carrying value of the investment.

     In 2002, the Company made an investment of £1.5 million in Superscape plc, a company listed on the London Stock Exchange. In addition it recognized a loss of £0.7 million on its investment in CoWare Inc. when CoWare Inc. closed a funding round which placed a lower valuation on the Company. A loss was also recognized on the Company’s investment in Cambridge Silicon Radio Limited of £0.1 million in similar circumstances.

     Cash and cash equivalent balances at December 31 were £75.3 million in 2000, £104.5 million in 2001, and £130.3 million in 2002. At December 31, 2000, accounts receivable were £18.9 million, £24.8 million at December 31, 2001 and £20.5 million at December 31, 2002, which represented 19%, 17% and 14% of revenues, respectively.

     We expect the cash currently on hand within the business and future cash generation to be sufficient to satisfy the capital needs of the business for the foreseeable future.

     Our cash requirements depend on numerous factors, including: our ability to generate revenues from new and existing licensing and other agreements; expenditures in connection with ongoing research and development and acquisitions and disposals of and investments in complementary technologies and businesses; competing technological and market developments; the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; the purchase of additional capital equipment; and capital expenditures required to expand our facilities. Changes in our research and development plans or other changes affecting our operating expenses may result in changes in the timing and amount of expenditures of our capital resources.

     We may require significant additional capital in the future, which we may seek to raise through further public or private equity offerings, additional debt financing or collaborations and licensing arrangements. No assurance can be given that additional financing will be available when needed, or that if available, will be obtained on favorable terms.

RESEARCH AND DEVELOPMENT

     Research and development is of major importance and while the Company does not undertake any pure research, it does collaborate closely with universities worldwide. Key areas of product development for 2002 included next-generation microprocessor cores including additional versions of the ARM architecture, further development of the ARMv6 architecture, as well as enhanced “sub system” system-on-chip solutions (platforms) and development tool offerings. The Company incurred research and development costs of £47.3 million in 2002, £36.9 million in 2001 and £26.4 million in 2000. See “Item 4. Information on the Company—Business Overview—Research and Development” and “—Research and Development” above.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Directors

     The directors of the Company (each, a “director”, together, the “directors”) at December 31, 2002(1) were as follows:

Name(2)	Age	Term Expires	Position
Sir Robin Saxby	56	2005	Chairman, Director
Warren East	41	2004	Chief Executive Officer, Director
Tim Score	42	2005	Chief Financial Officer, Director
Tudor Brown	44	2005	Chief Operating Officer, Director
Mike Inglis	43	2006	Executive Vice President, Marketing
Michael Muller	44	2005	Chief Technology Officer, Director
Peter Cawdron	59	2006	Independent Non-Executive Director
Doug Dunn	58	2005	Independent Non-Executive Director
Lawrence Tesler	57	2006	Independent Non-Executive Director
John Scarisbrick	50	2005	Independent Non-Executive Director

(1)	Jonathan Brooks, formerly Chief Financial Officer and a director, resigned from ARM on March 15, 2002 and was replaced by Tim Score who commenced on March 1, 2002. In addition, Peter Magowan, formerly Executive Vice President, Business Development and a director, resigned from ARM on August 16, 2002.

(2)	The address for each listed director is c/o ARM Holdings plc, 110 Fulbourn Road, Cambridge CB1 9NJ, UK.

      Sir Robin Saxby, age 56, Chairman, served as Chairman, President and Chief Executive Officer between joining the Company full time in February 1991 and October 2001, when he was appointed Chairman. Before joining ARM, he worked for European Silicon Structures SA (ES2), where he was Vice President of Northern Europe, Managing Director of ES2 Limited and President of its US affiliate US2. Between 1984 and 1986, he was Chief Executive Officer of Henderson Security Systems Limited and, before that, spent 11 years with Motorola Semiconductors. He also served as Chairman of the Open Microprocessor Initiative Advisory Group, a European

Union panel set up to advise on collaborative R&D activity in Europe. In 2000, Robin was awarded an honorary Doctorate DEng from Liverpool University. He was also appointed a visiting professor to his old department of electronics at the university. In July 2001, he was awarded an honorary Doctorate DTech from Loughborough University. He was knighted in the 2002 New Year’s Honours List. He is a non-executive director of Glotel plc.

     Warren East, age 41, Chief Executive Officer, joined ARM in 1994. He set up ARM’s consulting business and served as Vice President Business Operations from February 1998. In October 2000 he was appointed to the board as Chief Operating Officer and in October 2001 was appointed Chief Executive Officer. Before joining ARM he was with Texas Instruments for 11 years and latterly managed Texas Instruments’ FPGA marketing in Europe.

     Tim Score, age 42, Chief Financial Officer, joined the Company as Chief Financial Officer and director in March 2002. Before joining ARM, he worked as Finance Director of Rebus Group Limited, a private equity-funded software and IT services company. Between 1997 and 1999, he was Group Finance Director of William Baird plc, which he joined from LucasVarity plc, where he was Group Controller between 1996 and 1997. Between 1991 and 1995 he worked for BTR plc, where he was Group Financial Controller from 1992.

     Tudor Brown, age 44, Chief Operating Officer, has been with ARM since its inception. He was previously with Acorn Computers where he was Principal Engineer, working exclusively on the ARM R&D programme from 1984. He served as Engineering Director and Chief Technical Officer from 1993 until October 2000 when he was appointed Executive Vice President Global Development. In October 2001 he was appointed to the board as Chief Operating Officer.

     Mike Inglis, age 43, Executive Vice President, Marketing, joined ARM in June 2002 and was appointed to the board in August 2002. He brings with him over 18 years’ experience in the semiconductor industry. From 1999 to 2002, Mike led the UK Communications and High Technology team at A.T. Kearney Management Consultants. Before this, he held a number of senior operational and strategic marketing positions at Motorola. Before joining Motorola, Mike worked as a Marketing and Design Manager at Texas Instruments in its European ASIC, PAL and FPGA group.

     Michael Muller, age 44, Chief Technology Officer, has been with ARM since its inception. He was previously with Acorn Computers, where he was responsible for hardware strategy and the development of portable products. He has been involved with ARM technology developments from their beginning in 1982 as a member of Acorn’s Advanced R& D team. Before joining Acorn he worked for Orbis Computer where he specialized in networked distributed computing and high-speed local area networks. At ARM he served as Vice President, Marketing, from 1992 to 1996, and as Executive Vice President, Business Development, from 1996. In October 2000, he was appointed Chief Technology Officer and in October 2001 was appointed to the board.

     Peter Cawdron, age 59, Independent Non-Executive Director, was appointed to the board of the Company in March 1998. From 1983 to 1998 he worked for Grand Metropolitan PLC where he served as Director of Planning and, from 1987, as Group Strategy Development Director. From 1977 to 1983, he was Chief Financial Officer and director of D’Arcy-MacManus & Masius Worldwide, Inc. Before that, he spent seven years at S.G. Warburg & Co., Ltd. as a member of the Corporate Finance Department and as Senior General Manager from 1976. From 1961 to 1970 he worked at Peat, Marwick, Mitchell & Co, where he qualified as a chartered accountant in 1966. He serves as Chairman of Capital Radio plc and as a non-executive director of a number of companies listed in the UK, including Compass Group plc, The Capita Group plc, Christian Salvesen plc, Express Dairies plc and Johnston Press plc.

     Doug Dunn, age 58, Independent Non-Executive Director, was appointed to the board in December 1998. He is currently President and Chief Executive Officer of ASM Lithography Holding N.V. From 1993 to 1998 he worked for Royal Philips Electronics N.V., initially as Chairman and Chief Executive Officer of the Semiconductor division and a member of the Philips Group Management Committee. In 1996 he was appointed Chairman and Chief Executive Officer of the Consumer Electronics division and a member of the Philips board. From 1980 to 1993 he was Managing Director of the Plessey and GEC Semiconductor divisions. Before that he worked for Motorola in several engineering and management functions. He was awarded an OBE in 1992 for services to the electronics industry. He is also a non-executive director of ST Microelectronics NV and Sendo Holdings plc.

     Lawrence Tesler, age 57, Independent Non-Executive Director, is Vice President of Engineering for Amazon.com Holdings, Inc., the online retailer. From 1980 to 1997, he worked for Apple Computer, Inc., where he served as Vice President and Chief Scientist. Between 1963 and 1980, he was on the staff of Xerox Palo Alto Research Center, President of a software consulting firm, and a research associate at Stanford University. He was a member of the ARM board from its foundation until August 1997, and rejoined the board as a Non-Executive Director in March 1998.

     John Scarisbrick, age 50, Independent Non-Executive Director, was appointed to the ARM board in August 2001. Before that he served 25 years at Texas Instruments in France, Texas and England, where he was most recently responsible for its $5 billion ASP business, which included DSP, wireless, ASIC, SPARC and broadband businesses worldwide. He was previously President of Texas Instruments Europe and had led the team that created Texas Instruments’ DSP business in Houston, Texas. Before joining Texas Instruments he worked in design roles at Rank Radio International and Marconi Space and Defense Systems. He is a venture partner at Vortex Partners LLP in Dallas, Texas, and serves on the Technical Advisory Board of ViVentures, a Paris-based venture investor; he is also a director of SoniM, the leading developer of 2.5/3G voice instant messaging applications. He was appointed Chairman of Cambridge Positioning Systems Ltd in October 2002.

Election of Directors

     In accordance with the Company’s articles of association, Peter Cawdron retired by rotation at the Company’s 2003 Annual General Meeting and sought and gained re-election at that meeting. In accordance with the relevant provision of the Combined Code, which requires the election of directors by shareholders at the first opportunity after their appointment, Mike Inglis, who was appointed during 2002, submitted himself for election at the Company’s Annual General Meeting and was elected.

Executive Officers (1)

Name(2)	Age	Position

Warren East	41	Chief Operating Officer; Director
Tim Score	42	Chief Financial Officer; Director
Tudor Brown	44	Chief Operating Officer; Director
Mike Inglis	43	Executive Vice President, Marketing; Director
Michael Muller	44	Chief Technology Officer; Director

(1)	Jonathan Brooks, formerly Chief Financial Officer and a director, resigned from ARM on March 15, 2002 and was replaced by Tim Score effective March 1, 2002. In addition, Peter Magowan, formerly Executive Vice President, Business Development and a director, resigned from ARM on August 16, 2002. James Urquhart, formerly Chief Strategy Officer and a former director of the Company who resigned from the board on October 12, 2001 but remained an employee of the Company, took part in a Company-wide redundancy programme and left the Company on November 29, 2002.

(2)	The address for each listed executive officer is c/o ARM Holdings plc, 110 Fulbourn Road, Cambridge CB1 9NJ, UK.

COMPENSATION

     The aggregate compensation paid by the Company to all persons who served in the capacity of director or executive officer in 2002 (12 persons) was approximately £1,233,000. This does not include expenses reimbursed to officers (including business travel, professional and business association dues and expenses) but includes amounts expended by the Company for automobiles made available to its officers and other benefits commonly reimbursed or paid by companies in the UK. Each executive officer participates in the Company’s Key Executive Bonus Scheme under which he may receive a bonus of up to 50% of the executive’s fixed salary if certain targets (determined by agreement between the executive and the Remuneration Committee) are exceeded. The aggregate amount accrued by the Company during 2002 to provide pension, retirement or similar benefits for directors and executive officers was approximately £73,000.

     The emoluments of the directors of the Company were paid through its wholly owned subsidiary, ARM Limited, and were as follows:

		Basic		Bonus		Pension	Total	Total
	Fees	salary	Benefits	payments	Subtotal	contributions	2002	2001
Director (1)	£	£	£	£	£	£	£	£

Executive
R Saxby	—	200,000	11,559	—	211,559	24,188	235,747	370,095
W East	—	180,000	11,606	—	191,606	9,675	201,281	179,022
J Brooks(2)	—	33,410	2,446	—	35,856	2,923	38,779	227,751
T Brown	—	145,000	11,606	—	156,606	9,675	166,281	61,648
P Magowan(2)	—	87,208	7,297	—	94,505	6,043	100,548	179,022
M Muller	—	145,000	11,606	—	156,606	9,675	166,281	56,131
T Score(2)	—	141,667	10,602	—	152,269	7,290	159,559	—
M Inglis(2)	—	60,645	4,404	—	65,049	3,684	68,733	—
J Urquhart(2)	—	—	—	—	—	—	—	139,419

Total	—	992,930	71,126	—	1,064,056	73,153	1,137,209	1,213,088
Non-executive
P Cawdron	24,000	—	—	—	24,000	—	24,000	22,000
D Dunn	24,000	—	—	—	24,000	—	24,000	22,000
J Scarisbrick	24,000	—	—	—	24,000	—	24,000	7,333
L Tesler	24,000	—	—	—	24,000	—	24,000	22,000

Total	96,000	—	—	—	96,000	—	96,000	73,333

Total	96,000	992,930	71,126	—	1,160,056	73,153	1,233,209	1,286,421

(1)	All the executive directors receive family BUPA and annual travel insurance as part of their benefits in kind. In addition, T Score has the use of a company car and R Saxby, W East, T Brown, M Muller and M Inglis receive a car allowance.

(2)	For T Score and M Inglis, salaries shown are from date of appointment. For J Brooks and P Magowan, salaries shown are up to their date of resignation from the board. For J Urquhart, the comparative figure shows the salary up to the date of his resignation from the board on October 12, 2001.

     James Urquhart, a former director of the Company who resigned from the board on October 12, 2001 but remained an employee of the Company, took part in a Company-wide redundancy programme and received redundancy payments amounting to £69,675 on leaving the Company during 2002.

     All the executive directors are accruing benefits under a money purchase pension scheme as a result of their services to the Company, contributions for which were all paid during the year.

     Warren East elected to participate in the deferred bonus scheme in 2001 and deferred £12,680, being one-third of his bonus, for three years. Provided Warren East remains with the Company until December 31, 2004, the bonus payable on that date will be £25,360 representing an increase of 100% plus 6% interest per annum on the deferred amount.

Directors’ Interests

     Save as disclosed in “Control of Registrant”, none of the directors has any interest in the issued share capital of the Company which is required to be notified to the Company pursuant to Section 324 or 328 of the Companies Act 1985 (the “Companies Act”) or is required pursuant to Section 325 of the Companies Act to be entered into the register referred to therein; nor are there any such interests of any person connected with any director within the meaning of Section 346 of the Companies Act the existence of which is known to, or could with reasonable diligence be ascertained by, that director.

BOARD PRACTICES

Corporate Governance

Compliance with the Combined Code

     The Company complies, and complied throughout 2002, with the Combined Code appended to the Listing Rules of the UK Financial Services Authority.

Composition and Operation of the Board

     The composition of the board has changed during the year with a change of personnel in the position of Chief Financial Officer with Jonathan Brooks being replaced by Tim Score, the resignation of Peter Magowan, Executive Vice President, Business Development and the appointment of Mike Inglis as Executive Vice President, Marketing. The board now comprises a Chairman, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Technology Officer and Executive Vice President, Marketing and four independent non-executive directors. The four independent non-executive directors provide a blend of experience to enable them to bring strong independent judgment and considerable knowledge and experience to the board’s deliberations. Peter Cawdron has extensive knowledge of UK public company issues. Doug Dunn has experience of running large companies in the semiconductor and electronics industry. Lawrence Tesler and John Scarisbrick both have a broad understanding of the Company’s technology and the practices of major US-based technology companies. The board believes that the recent modifications to its structure will ensure that it is well prepared to manage the anticipated growth of the Company.

     The board has six regularly scheduled meetings a year with additional meetings on any pertinent issues organized, as necessary, during the year. The board is responsible for the development of business and commercial strategy, monitoring progress, the approval of major business matters, policies, operating and capital expenditure budgets, ensuring high standards of corporate governance are maintained, final approval of senior executive remuneration and succession planning for top management. The board is also responsible for sanctioning unusual commercial arrangements such as atypical licence agreements and investments. Before each meeting, the board is furnished with information in a form and quality appropriate for it to discharge its duties concerning the state of the business and its performance. The ultimate responsibility for reviewing and approving the annual report and accounts and the quarterly reports, and for ensuring that they present a balanced assessment of the Company’s position, lies with the board. The board delegates the day-to-day responsibility of managing the Company to its Executive Committee and has a number of sub-committees, details of which are set out below.

Executive Committee

     The executive committee is responsible for the implementation of the strategy set by the board. Among other things, this committee is responsible for approval of standard license agreements, ensuring the Company’s budget and forecasts are properly prepared, ensuring targets are met, and generally managing and developing the business within the overall budget. Variations from the budget and changes in strategy require approval from the main board of the Company. The executive committee, which meets monthly, comprises the executive directors, the directors of ARM Limited, representatives of the Company’s overseas operations and other senior operational personnel as appropriate.

Audit Committee

     The current audit committee comprises Peter Cawdron (Chairman), Doug Dunn and John Scarisbrick. The audit committee has responsibility for, among other things, keeping under review the scope and results of the external audit, the review of the annual report and half-year interim report, the involvement of the external auditors in those processes, considering compliance with legal requirements, accounting standards, the Listing Rules of the Financial Services Authority and the requirements of the Securities and Exchange Commission, and for advising the board on the requirement to maintain an effective system of internal controls.

     In addition to considering and making recommendations to the board in respect of the appointment, remuneration and resignation or dismissal of the Company’s auditors, the committee also keeps under review the independence and objectivity of the Company’s external auditors, value for money of the audit and the nature, extent and cost-effectiveness of the non-audit services provided by the auditors. The committee has discussed with the external auditors their independence, and has received and reviewed written disclosures from the external auditors, as required by the Auditing Standards Board’s Statement of Auditing Standard No. 610: “Communication of matters to those charged with governance”, as well as those required by the US Independence Standards Board’s Standard No. 1: “Independence discussions with audit committees”. In order to avoid the possibility that the auditors’ objectivity and independence could be compromised, the Company’s tax consulting work is only carried out by the auditors in cases where they are best suited to perform the work, for example, tax compliance and advisory work relating to the audit. In most cases, the Company has engaged another independent firm of accountants to perform tax consulting work. The Company does not normally award general consulting work to the auditors. However, from time to time, the Company will engage the auditors to perform advisory work on matters relating to human resources and royalty audits.

     The committee meets three times a year, once to review the half-year interim results, once before the year end to discuss the annual accounts and the approach to the audit, and once before the release of the preliminary announcement of the annual results to review the previous year’s results and audit findings. The external auditors, Chief Executive Officer and Chief Financial Officer attend all meetings in order to ensure that all of the information required by the audit committee is available for it to operate effectively. The representatives of the Company’s auditors meet with the audit committee at least once a year without any executive directors being present.

Remuneration Committee

     The remuneration committee is chaired by Doug Dunn and also includes Peter Cawdron, John Scarisbrick and Lawrence Tesler. The remuneration committee has responsibility for determining and agreeing with the board, within agreed terms of reference, the Company’s policy for the remuneration of the executive directors and the individual remuneration packages for the executive directors including basic salary and annual bonuses, the level and terms of grant of options and awards, and the terms of any performance conditions to apply to the exercise of such rights, pension rights and any compensation payments. Where the remuneration committee considers it appropriate, the committee will also make recommendations in relation to the remuneration of senior management. The committee also liaises with the board in relation to the preparation of the board’s annual report to shareholders on the Company’s policy on the remuneration of executive directors and in particular the directors’ remuneration report. The remuneration committee meets at least twice a year. Given their diverse experience, the four independent non-executive directors are able to offer a balanced view with respect to remuneration issues for the Company. The committee has access to professional advice from outside advisers, generally appointed by the Executive Vice President Human Resources. The Chairman, Chief Executive Officer and Executive Vice President Human Resources will normally attend these meetings. No director is involved in deciding his or her own remuneration.

Nominations Committee

     The nominations committee has responsibility for proposing to the board any new appointments of both executive and non-executive directors. It is chaired by the Chairman, Sir Robin Saxby, and is attended by the four independent non-executive directors, Peter Cawdron, Doug Dunn, John Scarisbrick and Lawrence Tesler. The committee meets as required.

Internal Control

     The board of directors has overall responsibility for ensuring that the Company maintains an adequate system of risk management and internal control and for reviewing its effectiveness. Such systems are designed to manage rather than eliminate the risks inherent in a fast-moving, high technology business and can therefore only provide reasonable and not absolute assurance against material misstatement or loss.

     At the beginning of 2002, a risk review team was set up comprising members from different disciplines across the Company. It includes members from the board and the executive committee as well as Business Unit Managers and Functional Managers. The team meets four times a year and reports to the board once a year. The team is responsible for identifying and evaluating risks which may impact the Company’s strategic and business objectives and monitoring progress of actions designed to mitigate these risks. The areas under review are Human Resources, People and Organization; Finance; Worldwide Sales; Intellectual Property and Legal; Marketing; Engineering and R&D; IT and Disaster Recovery; and the three ARM business units, ARM Services; Development Systems; and Licensing. In addition, there is a series of interconnected meetings that span the Company from a detailed weekly meeting chaired by the Chief Operating Officer to the main board meetings of the Company. Each week a business review meeting is held, the purpose of which is to monitor and control all main business activities, sales forecasts and other matters requiring approval that have arisen within the week. In addition, there is a weekly conference call with selected management from our subsidiaries in East Asia. The participants from the UK include Business Unit Managers and Functional Managers and all business activity in East Asia is discussed. Each month an operations meeting, chaired by the Chief Operating Officer and attended by managers representing different functions across the Company, is held to review key performance indicators such as revenues, orders booked, costs, product and project delivery dates and levels of defects found in products in development. Once a quarter, the annual operational plans for the different disciplines across the Company are reviewed at the operations meeting. The outputs of the weekly business review meetings and the monthly operations meeting are reviewed by the executive committee which, in turn, raises relevant issues with the main board of the Company. These processes for identifying, evaluating and managing the significant business, operational, financial, compliance and other risks facing the Company have been in place for the year under review and up to the date of approval of the annual report and financial statements. They accord with the guidance on internal control issued in September 1999 by the Internal Control Working Party of the Institute of Chartered Accountants in England and Wales. Given the Company’s relatively small size of a little over 700 employees, and the high degree of centralization in the way the business is run, the board does not consider that it would be practicable to have its own financial internal audit function for the present. It does, however, have an operational internal audit function that audits the Company’s business and product/project management processes, which are documented, maintained and continuously improved, for both effectiveness and efficiency. In addition, these processes are audited externally by independent auditors for compliance with ISO 9001:2000.

Corporate Social and Ethical Policies

     While the Company is accountable to its shareholders, it also endeavors to take into account the interests of all its stakeholders, including its employees, customers and suppliers, and the local communities and environments in which it operates. The Chief Financial Officer takes responsibility for matters relating to corporate social and ethical policies and these matters are considered at board level. A more comprehensive corporate social responsibility report is available on the Company’s website. In 2003, there are plans for the Company’s website to include a section dedicated to corporate social, ethical and environmental issues. The Company joined the Institute of Business Ethics in 2000 and, following a process of independent verification, the Company received confirmation of its admittance to the Good Corporation Network in August 2001. This qualification assures that the Company has been independently verified against a 21-point charter covering the fair treatment and protection of its employees, customers, suppliers, shareholders, the community and the environment. Each year, the Company must pass an annual assessment conducted by an independent verifier that looks at the existence and effectiveness of management practices covered by the 21-point charter. During 2002, the Company successfully retained its membership of the Good Corporation Network. As a company whose primary business is the licensing of intellectual property, employees are highly valued and their rights and dignity are respected. The Company strives for equal opportunities for all its employees and does not tolerate any harassment of or discrimination against its staff. The Company also endeavors to be honest and fair in its relationships with its customers and suppliers to be a good corporate citizen respecting the laws of the countries in which it operates.

Environmental Policies

     The Company’s premises are composed entirely of offices since it has no manufacturing activities. The Company’s staff makes use of computer-aided design tools to generate intellectual property. This involves neither hazardous substances nor complex waste emissions. The Ethical Investment Research Service, EIRIS, grades the Company as a “low impact” business in environmental terms. With the exception of Development Systems products, the majority of “products” sold by the Company comprise microprocessor core designs that are delivered electronically to customers. However, the Company does recognize the increasing importance of environmental issues and these are discussed at board level where the Chief Financial Officer takes responsibility for these issues. A number of initiatives in this area were started during 2001 and have continued in 2002. The Company’s environmental policy is published on the Company’s website. An environmental action plan is being implemented through various initiatives. These include improving our understanding of resource consumption and waste creation so that targets can be set for improvement, ensuring existing controls continue to operate satisfactorily, and working with our suppliers to enhance environmental management along the supply chain.

     The Company has continued to compile baseline data on energy use, including estimates for both international business travel and transport to, and from, work. The data for 2002 is published in the Company’s corporate social responsibility report on the Company’s website. The Company does not encourage the provision of company cars, which number fewer than 20 in total. Additionally, the provision of cycle sheds, showers and changing facilities at the Company’s UK offices facilitates greener commuting, and the extensive provision of conference telephone and video conferencing equipment offers an alternative to international travel, where appropriate. A document output study has been established to examine paper consumption within the Company and to consider how an extension of the Company’s electronic document management systems might reduce the need for paper documents. In 2002, the Company decided not to send traditional Christmas cards to its customers, suppliers and business associates. Instead, the Company has sent Christmas cards via electronic mail and has made donations to several charities. The Company has a rolling programme of environmental improvements to its offices which include the introduction of an aluminium can recycling scheme in the Company’s offices in Cambridge in 2002, the use of less environmentally-damaging refrigerants in the air conditioning systems, and the avoidance of ozone-depleting fire suppressants in the computer centre.

Relationships with Shareholders

     The board makes considerable efforts to establish relationships with institutional shareholders. The Company has a regular dialogue with institutional shareholders throughout the year other than during close periods. The board also encourages communication with private investors throughout the year. At present, around 20 analysts write research reports on the Company. The Company publishes telephone numbers on its website enabling shareholders to listen to earnings presentations and audio conference calls with analysts. All shareholders may register to receive the Company’s press releases via the internet, and internet links to recordings of earnings presentations and audio conference calls are available at the appropriate time on the Company’s website. The board actively encourages participation at the Annual General Meeting, held on April 15, 2003, which is the principal forum for dialogue with private shareholders. Presentations were made by the Chairman, the Chief Executive Officer and the Chief Financial Officer regarding the Company’s technology and its objectives and an open question-and-answer session followed to enable shareholders to ask questions about the business in general.

Going Concern

     After making enquiries, the directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. For this reason, they have adopted the going concern basis in preparing the financial statements.

Statement of Directors’ Responsibilities

     Company law requires the directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Company, and of the profit and loss of the Company for the period. In preparing these financial statements, the directors are required to:

  select suitable accounting policies and to apply them consistently;

  make judgments and estimates that are reasonable and prudent;

  state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

  prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

     The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to ensure that the financial statements comply with the UK Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

     The directors are responsible for the maintenance and integrity of the Company’s website. Information published on the internet is accessible in many countries with different legal requirements. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Remuneration Policy

     The remuneration committee in its deliberations on the remuneration policy for the Company’s directors seeks to give full consideration to the Combined Code including the provisions set out in Schedule A to that code. The committee also monitors developments in the accounting for equity-based remuneration on an ongoing basis.

     The Company operates a remuneration policy for executive directors designed to ensure that it attracts and retains the management skills necessary for it to remain a leader in its field. This policy seeks to provide rewards and incentives for the remuneration of the executive directors that reflect their performance and align with the objectives of the Company and comprise a mix of performance-related and non-performance-related remuneration. The committee believes that a director’s total remuneration should seek to recognize his or her worth in the external market.

     The nature of the Company’s development has meant that there has been a good deal of focus on the attainment of short-term objectives with a high level of variable remuneration. Currently, variable remuneration consists of two fundamental elements: annual cash bonus and discretionary share options. Both of these incentives are performance-related and as a result more than half of each executive director’s remuneration is targeted to be performance linked. Following a review of the Company’s variable remuneration structure, the remuneration committee concluded that, in order to align better the interests of executive directors with those of shareholders, and to ensure that these key individuals are appropriately incentivised to remain with the Company, a higher proportion of executive directors’ remuneration should focus on longer-term objectives. As a result, a new policy has been adopted. The remuneration committee intends to introduce a shareholding guideline in accordance with that set out in the Company’s 2003 UK Notice of Annual General Meeting.

     At the heart of the new policy is a long-term incentive plan providing for the annual grant of “performance shares” – a right to receive shares, subject to the Company’s performance. The Company has consulted with its major shareholders and appropriate institutional bodies such as the Association of British Insurers regarding the proposed long-term incentive plan, which was approved by shareholders at the Company’s Annual General Meeting in April 2003.

     Also approved for establishment at the Company’s Annual General Meeting in April 2003 was a UK Inland Revenue approved share incentive plan, as a new element of the Company’s “all employee” share incentive arrangements.

Total Level of Remuneration

     The remuneration committee aims to ensure that individuals are fairly rewarded for their contribution to the success of the Company. There is a strong bonus element to executives’ remuneration of up to 50% of basic pay. The Company operates an annual cash bonus scheme. Bonuses are principally tied to the achievement of the Company’s financial results, with 50% bonus being awarded if all targets are met. There are three main targets, namely sales, profit growth and forward orders generated for future periods, representing bonus opportunities of 15%, 20% and 15% of base salary, respectively. A range of possible outcomes for sales, profit and forward orders generated for future periods is agreed at the beginning of each financial year. If the Company’s results exceed the minimum levels of each of the agreed targets, bonuses will be payable on a linear basis between the minimum and the maximum of the agreed range. No bonuses are payable in respect of 2002 whilst bonuses of 32% were paid to executive directors for 2001.

     A deferred bonus scheme was introduced for executive directors in 2001. This enables executive directors to defer up to 100% of their annual bonus for a period of up to three years during which time the amount of bonus deferred is increased by 33% per annum. It is intended to discontinue this scheme. Existing deferrals will, however, be unaffected.

     The Company operates a number of share option plans and employees (excluding executive directors) can generally receive a number of share options according to their grade, past performance and length of service in the Company. Typically, share options are allocated to employees on an annual basis. Discretionary options (under the Approved Scheme, Unapproved Scheme, the French Scheme and the Incentive Stock Option Plan) are always issued at market value, while options issued under the Save As Your Earn Scheme and Savings Related Plan are issued at a 15% discount to market value. In line with practice among the Company’s peers in the technology sector, there are currently no performance conditions attached to the issue or exercise of discretionary options except for those issued to executive directors. Share options issued to executive directors prior to their appointment to the board of the Company do not have performance conditions attached to them. However, discretionary options issued to executive directors after their appointment to the board of the Company will have performance conditions attached to them. The executive directors do not currently receive options under the Approved Scheme and the Incentive Stock Option Plan. Under the Unapproved Scheme, discretionary share options with a value of up to two times base salary may be issued each year. In addition, grants of share options with a value of up to five times base salary may be issued under the Unapproved Scheme upon an executive director joining the Company. These discretionary options will vest after seven years, but may vest after three years from grant if the performance condition is satisfied. For options granted before January 2003 the performance condition is that the Company must achieve an average real EPS growth of at least 33.1% (i.e., 33.1% greater than the percentage increase (if any) in the Retail Price Index) over a performance period of three years commencing from the start of the financial year in which the options are granted (the “performance period”). The remuneration committee, as part of its review of the Company’s variable remuneration structure, reviewed the performance condition for discretionary options to ensure that it remained an effective tool for attracting, motivating and retaining executives, and was in keeping with the guidelines of the Association of British Insurers. As a result of this review, it was decided to change the performance condition from a “cliff-edge” to a “sliding-scale” target for new option grants from January 2003. Under the performance condition, 50% of the shares under option will vest after three years if the Company achieves an average real EPS growth of 9.3% over the performance period. If an average real earnings per share (“EPS”) growth of at least 33.1% is achieved over the performance period, 100% of the shares under option will vest after the three years. Where the average real EPS growth over the performance period is between 9.3% and 33.1%, the number of shares which vest after three years increases on a straight-line basis. Although the performance targets are amongst the most demanding of those set by companies included in the FTSE 350 index, the remuneration committee considers this to be appropriate as the Company is operating in the technology market which is still expected to grow significantly in the long term.

Pensions

     The group does not operate its own pension scheme but makes payments into a “money purchase” scheme operated by third party pension providers. The rate of group contribution is 10% of the executive’s base salary (25% in the case of the Chairman) subject to the UK Inland Revenue capping limits.

Service Agreements

     Executive directors have ‘rolling’ service contracts which are terminable by either party on one year’s notice. The service contracts also terminate when the executive directors reach age 65. These agreements provide for each of the directors to provide services to the Company on a full-time basis. The agreements contain restrictive covenants for periods of three to six months following termination of employment relating to non-competition, non-solicitation of the Company’s customers, non-dealing with customers and non-solicitation of the Company’s suppliers and employees. In addition, each service agreement contains an express obligation of confidentiality in respect of the Company’s trade secrets and confidential information and provides for the Company to own any intellectual property rights created by the directors in the course of their employment. Where notice is served to terminate the appointment, whether by the Company or the executive director, the Company in its absolute discretion shall be entitled to terminate the appointment by paying to the executive director his salary in lieu of any required period of notice.

Non-Executive Directors

     During 2002, each non-executive director received a total fee of £24,000 per annum. This fee was arrived at by reference to fees paid by other companies of similar size and complexity, and reflected the amount of time non-executive directors were expected to devote to the Company’s activities during the year, which is around 10 to 15 working days a year. The Company believes that Peter Cawdron, an independent non-executive director, who currently holds more than five directorships, is able to devote the agreed amount of time to the Company’s activities. The remuneration of the non-executive directors is set by the board of the Company and their term of appointment is three years. Non-executive directors do not have service contracts. Non-executive directors are not eligible to participate in bonus or share incentive arrangements and their service does not qualify for pension purposes or other benefits. No element of their fees is performance-related.

Employment Agreements

     Each of the executive officers referenced above is a party to an employment agreement with the Company which is terminable by either party on one year’s notice. These agreements provide for, among other things, each of the individuals to provide services to the Company on a full-time basis. The agreements contain post-termination restrictive covenants for periods of three or six months relating to non-competition with the Company, non-solicitation of the Company’s customers, non-dealing with customers of the Company and non-solicitation of the Company’s suppliers and employees. In addition, each employment agreement contains an express obligation of confidentiality in respect of the Company’s trade secrets and confidential information and provides for the Company to own any intellectual property rights created by the executives in the course of their employment.

     The service contract for each of Sir Robin Saxby, Mr. East, Mr. Score, Mr. Muller, Mr. Brown and Mr. Inglis who are also directors, is as described above. Sir Robin Saxby’s contract is dated January 31, 1996, Mr. East’s contract is dated January 29, 2001, Mr. Score’s contract is dated March 1, 2002, Mr. Muller’s contract is dated January 31, 1996, Mr. Brown’s contract is dated April 3, 1996, Mr. Inglis’s contract is dated July 17, 2002. Mr. Brooks’ contract was dated February 2, 1996, Mr. Magowan’s contract was dated January 29, 2001 and Mr. Urquhart’s contract was dated February 2, 1996.

     Each of the executive officers has the right to participate in the various share option schemes and plans described below (other than the Incentive Stock Option Plan and the Savings Related Plan which are designed for employees in the United States).

EMPLOYEES

     At December 31, 2002, the Company had 721 employees, including 145 in the United States where Jerry Ardizzone has recently been appointed president of ARM, INC., 29 in Japan where Takio Ishikawa is president of ARM KK, 6 in South Korea, where Young Sub Kim is president of ARM Korea Limited, 2 in Taiwan, where Philip Lu is Chairman of ARM Taiwan Limited, and 1 in China where Jun Tan is Director of ARM Consulting (Shanghai) Co. Ltd.

     The table below sets forth the average number of Company employees by function and by location for the periods indicated:

	Year ended December 31,

	2000	2001	2002

		(average)
Total	525	678	749
Research and Development	318	409	437
Marketing and Sales	141	182	212
Finance and Administration	66	87	100
Location
United Kingdom	408	520	568
United States	96	130	146
Far East	21	28	35

    Overall, approximately 50% of the Company’s employees have technical degrees and approximately 15% of the Company’s employees have advanced technical degrees. The Company’s future success will depend on its ability to attract, retain and motivate highly qualified technical and management personnel who are in great demand in the microprocessor industry. The Company’s employees are not represented by any collective bargaining agreements and the Company has never experienced a work stoppage. The Company believes that its employee relations are good. See “Item 3. Key Information—Risk Factors—We Are Dependent on Our Senior Management Personnel and on Hiring and Retaining Qualified Engineers” for a discussion of the dependence of the Company on identifying, attracting, motivating and retaining qualified engineers and other personnel.

SHARE OWNERSHIP

     The following table sets forth, as of May 30, 2003, certain information as to the shares and outstanding options to subscribe for shares held by (i) each executive officer and director of the Company holding options and (ii) all executive officers and directors of the Company, as a group. As of December 31, 2002, there were 1,021,758,000 shares outstanding and options with respect to 20,738,811 underlying shares are exercisable within 60 days of December 31, 2002.

	Beneficial	Beneficial	Number of Shares	Weighted average	Exercise prices
	Ownership	Ownership	underlying	exercise price (per	and Expiration
Name*	Number(2)	Percentage	options(1)	Share)(1)	dates

Tudor Brown	1,496,460	0.15%	971,428	£0.88	(3)
Peter Cawdron	98,000	0.01%	—	—	—
Doug Dunn	48,000	—	—	—	—
Warren East	194,920	0.02%	1,241,343	£0.97	(4)
Mike Inglis	10,000	—	954,943	£0.84	(5)
Michael Muller	1,891,860	0.18%	967,779	£0.86	(6)
Sir Robin Saxby	24,002,860	2.35%	765,000	£0.44	(7)
John Scarisbrick	10,800	—	—	—	—
Tim Score	10,000	—	984,038	£0.86	(8)
Lawrence Tesler	111,000	0.01%	—	—	—
All current directors and senior
management as a group (11 persons)	27,873,900	2.73%	5,884,531	£0.83

* David MacKay, Peter Magowan and Jonathan Brooks each resigned from the Company during fiscal year 2002. As at May 30, 2003, the Company was not aware of any record ownership by each such person.

(1)	Adjusted to reflect 5 for 1 share split in the Company’s ordinary shares which took place in April 2000 and for the 4 for 1 share split in April 1999 where applicable.
(2)	Shares that are not outstanding but that may be acquired upon exercise of options within 60 days of the date of this report are deemed outstanding for the purpose of computing the number and percentage of outstanding shares beneficially owned by the relevant person. However, such shares are not deemed to be outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by any other person.

(3)	Options to subscribe for 140,000 shares at £1.224 per share expire on March 10, 2006, options to subscribe for 3,736 shares at £6.155 per share expire on May 21, 2010, options to subscribe for 21,264 shares at £6.155 per share expire on May 21, 2007, options to subscribe for 2,091 shares at £3.35 per share expire on May 13, 2011, options to subscribe for 22,909 shares at £3.35 per share expire on May 13, 2008, options to subscribe for 50,000 shares at £2.465 per share expire on April 18, 2009, and options to subscribe for 731,428 shares at £0.438 per share expire on January 29, 2010.

(4)	Options to subscribe for 131,520 shares at £1.224 per share expire on March 10, 2006, options to subscribe for 8,480 shares at £1.224 per share expire on March 10, 2009, options to subscribe for 3,187 shares at £6.155 per share expire on May 21, 2010, options to subscribe for 20,962 shares at £6.155 per share expire on May 21, 2007, options to subscribe for 62,909 shares at £3.815 per share expire on May 21, 2008 and options to subscribe for 100,000 shares at £2.465 per share expire on April 18, 2009, and options to subscribe for 914,285 shares at £0.438 per share expire on January 29, 2010.

(5)	Options to subscribe for 223,515 shares at £2.1475 per share expire on May 26, 2009, and options to subscribe for 731,428 shares at £0.438 per share expire on January 29, 2010.
(6)	Options to subscribe for 140,000 shares at £1.224 per share expire on March 10, 2006, options to subscribe for 3,736 shares at £6.155 per share expire on May 21, 2010, options to subscribe for 17,615 shares at £6.155 per share expire on May 21, 2007, options to subscribe for 2,091 shares at £3.35 per share expire on May 13, 2011 and options to subscribe for 22,909 shares at £3.35 per share expire on May 13, 2008, and options to subscribe for 50,000 shares at £2.465 per share expire on April 18, 2009, and options to subscribe for 731,428 shares at £0.438 per share expire on January 29, 2010.

(7)	Options to subscribe for 600,000 shares at £0.02 per share expire on July 14, 2003, options to subscribe for 140,000 shares at £1.224 per share expire on March 10, 2006, options to subscribe for 25,000 shares at £6.155 per share expire on May 21, 2007.

(8)	Options to subscribe for 206,896 shares at £2.465 per share expire on April 18, 2009, and options to subscribe for 777,142 shares at £0.438 per share expire on January 29, 2010.

Share Option Schemes and Plans

     The Company operates the following share option schemes and plans under which employees may acquire shares: the ARM Holdings plc Executive Share Option Scheme (the “Approved Scheme”), the ARM Holdings plc Unapproved Share Option Scheme (the “Unapproved Scheme”), the ARM Holdings plc Unapproved Share Option Scheme French Operation (the “French Scheme”), the ARM Holdings plc Savings Related Share Option Scheme (the “Save As Your Earn Scheme” or “SAYE Scheme”), the ARM Holdings plc Stock Option Plan (the “Incentive Stock Option Plan”) and the ARM Holdings plc Savings Related Share Option Plan (the “Savings Related Plan”) (together, the “Schemes and Plans”). The Company has also established an employee trust and a Qualifying Employee Share Ownership Trust (“QUEST”). None of the benefits under the Schemes and Plans are pensionable. Options granted under the SAYE Scheme and the Savings Related Plan are at an option price equal to not less than 85% of the market value of the shares.

     Details of the Schemes and Plans are set out below.

SAYE Scheme

     Issue of Invitations. Invitations to join the SAYE Scheme will normally be issued within 42 days of the announcement of the Company’s results for any period.

     Eligibility. All employees of the Company and any subsidiaries designated by the Board of Directors who have worked for the Company or a participating subsidiary for a qualifying period as determined by the Board of Directors (but not to exceed five years) and any other employees nominated by the Board of Directors are eligible to participate in the SAYE Scheme.

     Savings Contract. Employees joining the SAYE Scheme must enter into a savings contract with a designated savings carrier under which they make a monthly saving for a period of three or five years or, if the Board of Directors so allow, any other period permitted under the relevant legislation. The monthly saving must not exceed such limit as is fixed by the Board of Directors within the ceiling imposed by the relevant legislation (currently £250 per month). With the three year savings period, the employee receives a tax-free bonus of one monthly payment. With the five year savings period, the employee receives a tax-free bonus of 3.7 monthly payments. With the five year savings period, the employee has the choice of leaving the money for a further two years to receive an additional bonus of 3.9 monthly payments, making a total bonus of 7.6 monthly payments over seven years (which sum cannot be used to buy shares in the Company). An option is granted to the employee to acquire shares in the Company which is exercisable within six months of maturity after the bonus is payable under the savings contract.

     Option Price. Options will be granted at an option price which is not less than 85% of the market value of the shares on the day before the date of invitation (or some other date agreed with the UK Inland Revenue) and, where shares are to be subscribed, their nominal value (if greater). Market value means a value for the shares agreed in advance with the UK Inland Revenue if the shares are not listed or, if they are listed, the middle market quotation on the immediately preceding business day, or the average of the middle market quotations over the three preceding business days.

     Exercise of Options. Options are normally exercisable for a six month period following the maturity date under the relevant savings contract. If the option is not exercised within this six month period, the option will lapse. Options may also, however, be exercised, in certain circumstances, for example on an option holder ceasing to be an employee due to injury, disability, redundancy, retirement, following change of control of the employing company and in the event of a takeover or winding up of the Company. If any option is exercised early in one of these circumstances, the optionholder may only use the savings made under his savings contract at that time to exercise the option. Options are not transferable and may only be exercised by the person to whom they are granted.

     Exchange of Options. In the event of a change of control of the Company in certain circumstances, optionholders may exchange their options for options over shares in the acquiring company.

     Issue of Shares. Shares issued on the exercise of options will rank equally with shares of the same class in issue on the date of allotment except in respect of rights arising by reference to a prior record date. Applications will be made to the London Stock Exchange for the listing of shares issued under the SAYE Scheme.

     Variation in Share Capital. Options may be adjusted following certain variations in the share capital of the Company, including a capitalization or rights issue, sub-division or consolidation or reduction of the share capital.

     Termination of the SAYE Scheme. No options may be granted under the SAYE Scheme after the tenth anniversary of the date of the adoption of the rules.

Savings Related Plan

     The Savings Related Plan is substantially the same as the SAYE Scheme except that it has been structured to give tax benefits to employees in the United States. In addition, the directors may amend the Savings Related Plan to take account of any taxation, securities or exchange control laws in other territories to allow the Savings Related Plan to be operated for the benefit of employees in other territories, provided that the terms of any options of such employees are not more favorable overall than the terms of options granted to other employees.

Approved Scheme

     Eligibility. All employees (excluding executive directors) of the Company and any subsidiaries of the Company (designated by the directors) who are not within two years of their normal retirement date are eligible to participate in the Approved Scheme.

     Grant of Options. Options will be granted by the Remuneration Committee which consists wholly of non-executive directors. Options will normally only be granted within 42 days of the announcement of the Company’s results for any period.

     Option Price. Options will be granted at an option price which is not less than the market value of the shares on the date of grant, or such other day as agreed with the UK Inland Revenue and, where shares are to be subscribed, the nominal value (if greater). Market value is defined as a value for the shares agreed upon in advance with the UK Inland Revenue if the shares are not listed, or if they are, the middle market quotation on the preceding business day.

     Limitation on Employee Participation. An employee’s participation is limited so that the aggregate price payable for shares under option at any one time does not exceed £30,000. This limit applies to options granted under the Approved Scheme and any other UK Inland Revenue approved executive share option scheme established by the Company or associated companies.

     Exercise of Options. Options will normally be exercisable, subject to any performance condition being satisfied, and by a person who remains a director or employee of the Company or any subsidiary, between the third and tenth anniversaries of grant. Options may also, however, be exercised early in certain circumstances, for example on an optionholder ceasing to be an employee due to ill health, redundancy, retirement, following a change in control of the employing company, and in the event of a takeover or winding up of the Company. Options are not transferable and may only be exercised by the persons to whom they are granted.

     Exchange of Options. In the event of a change of control of the Company in certain circumstances, optionholders may exchange their options for options over shares in the acquiring company.

     Issues of Shares. Shares issued on the exercise of options will rank equally with shares of the same class in issue on the date of allotment except in respect of rights arising by reference to a prior record date. The rules provide for application to be made to the London Stock Exchange for admission to listing of shares which may be issued under the Approved Scheme.

     Variation in Share Capital. Options may be adjusted following certain variations in the share capital of the Company including a capitalization or rights issue.

     Termination of the Approved Scheme. No options may be granted under the Approved Scheme after the tenth anniversary of the adoption of the Approved Scheme.

Unapproved Scheme

     The Unapproved Scheme is substantially the same as the Approved Scheme except that the £30,000 limit on individual participation does not apply. Instead, the Board of Directors shall consider any limits on the grant of options to employees having regard to the performance of the employee and prevailing market practice. At the 2001 Annual General Meeting the Chairman of the Company stated that the Company’s internal policy is never to issue options to a value of more than two times salary in any one year, provided however, that the Company may, in exceptional circumstances, offer options up to five times annual salary for the recruitment of a key individual.

     Options granted to executive directors are exercisable on or after the seventh anniversary of the date of grant, vesting may be accelerated if a performance condition is satisfied, in which case the options are exercisable on or after the third anniversary of grant. Currently, the performance condition requires the Company to achieve, over a period of three consecutive financial years, an EPS growth of 33.1% greater than the increase in the Retail Prices Index over the same period. The Remuneration Committee has a discretion to amend or waive the performance condition in certain circumstances. Options granted to persons other than the executive directors are normally exercisable over 4 years, as to 25% of the shares covered by the option on the first anniversary of grant, and 25% on or after each of the three subsequent anniversaries. Options expire on the seventh anniversary of their date of grant.

     Performance Condition. The Remuneration Committee may grant options subject of a performance condition aimed at linking the exercise of options to sustained improvements in the underlying financial performance of the Company.

French Scheme

     The French Scheme is substantially the same as the Approved Scheme, except that it has been structured to enable options granted under it to provide tax benefits for employees in France. Options granted under the French Scheme are not subject to performance conditions. The rules of the French Scheme state that options may not be exercised until the fourth anniversary of grant.

The Incentive Stock Option Plan

     The Incentive Stock Option Plan is substantially the same as the Unapproved Scheme except that it has been structured to enable options granted under it to qualify as incentive stock options for the purpose of the US Internal Revenue Code and therefore provide tax benefits for employees in the United States.

     Options granted under the Incentive Stock Option Plan are not subject to performance conditions. The rules of the Incentive Stock Option Plan state that options may not be exercised after the fifth anniversary of grant. Options granted to persons other than the executive directors are normally exercisable over 4 years, as to 25% of the shares covered by the option on the first anniversary of grant, and 25% on or after each of the three subsequent anniversaries.

Employee Share Ownership Trust (“ESOP”) and Qualifying Employee Share Ownership Trust (“QUEST”)

     The ESOP is a Jersey (Channel Islands) resident discretionary trust established with the object of facilitating the recruitment, retention and motivation of employees. The trustee is a subsidiary of the Company. Beneficiaries include all employees and former employees together with spouses and children under the age of 18. The trustee has power to apply the income and capital of the trust for the benefit of the beneficiaries and at its discretion accumulate income.

     The ESOP was funded initially through an interest free loan totaling approximately £1.4 million. The trustee is likely to repay the loan from cash contributions from the employing companies. The trustee acquired 5,000,000 shares at the Company’s Initial Public Offering.

     As at 31 December 2002 and 2001 the trust held 5,000,000 shares (nominal value £2,500) with a market value of £2,400,000 at 31 December 2002 (2001: £17,950,000). All costs relating to the scheme are dealt with in the profit and loss account as they accrue and the trust has waived the right to receive dividends of over and above 0.01 pence per share on all shares held.

     The Company established the QUEST, under a deed of trust, on November 5, 1999 to acquire new shares in the Company for the benefit of employees and directors of the Company. Under the terms of the QUEST the Company is empowered to finance the acquisition of shares by the QUEST. On November 8, 1999, the Company provided £15,369,900 for this purpose of which £14,410,500 was by way of a gift and £959,400 was by way of a loan.

     On the same date, the QUEST subscribed at market value for 3,900,000 of the Company’s 0.05p ordinary shares. The shares rank pari passu in all respects with the existing ordinary shares. They will be allocated to employees and directors to satisfy their options granted under the Company’s Save As You Earn Option Schemes.

     On March 13, 2000, the QUEST purchased 1,483,440 further newly issued 0.05p ordinary shares of the Company and on November 7, 2000 the QUEST purchased a further 559,559 further newly issued 0.05p ordinary shares of the Company. The shares also rank pari passu in all respects with the existing ordinary shares and will be allocated to employees and directors to satisfy their options granted under the Company’s Save As You Earn Option Schemes.

     Investment in own shares held also includes £728,000 relating to 1,796,754 shares held by the group’s QUEST, which was established by the Company during 1999 to acquire new shares in the Company for the benefit of employees and directors of the group. During the year, 220,846 (2001: 3,925,400) shares were allocated to satisfy employees’ and directors’ exercises under the Company’s Save As You Earn Scheme. The shares held by the QUEST are valued at the lower of the amounts receivable from employees on exercise of their options and the mid-market price at 31 December 2002. The market value of the shares at 31 December 2002 was £862,442 (2001: £7,243,180).

     The trust has waived the right to receive dividends on the shares held by QUEST, and all costs relating to the scheme are dealt with in the profit and loss account as they accrue.

     The cost of the shares has been treated as treasury stock. The excess of the subscription price over the nominal value has been taken to additional paid in capital.

Amendments to the Schemes and Plans

     The directors may amend the Schemes and Plans, except that any amendment relating to the identity of optionholders, the limitations on their benefits, the number of shares which may be issued under the Schemes and Plans, the basis for determining an optionholder’s entitlement to shares (other than provided for in accordance with the rules) or the adjustment of rights for optionholders in the event of a variation in share capital may not be made to the advantage of optionholders without prior approval of the shareholders of the Company in general meeting, except for minor amendments relating to tax and administrative matters. Amendments to the Approved Scheme and the SAYE Scheme are subject to the prior approval of the UK Inland Revenue, while they are to retain their approved status.

Limits

     In any five year period, not more than 10% of the issued ordinary share capital of the Company may in aggregate be issued or issuable under the Schemes and Plans and any other employee share schemes or plans operated by the Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     The following table sets forth certain information as at May 30, 2003, with respect to each person who is known by the Company to be the beneficial owner of more than 3% of outstanding shares.

Beneficial ownership is determined in accordance with the rules of the US Securities and Exchange

Commission and includes voting or investment power with respect to the securities. The number of our shares held in the US in the form of ordinary shares or ADSs amounts to approximately 22% of our total outstanding share capital. There are 54 holders of record of our shares in the US. We believe that the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The shareholders listed below have the same voting rights as our other shareholders. As far as the Company is aware, it is neither directly nor indirectly owned or controlled by one or more corporations or by any government.

     As at May 30, 2003, which is the most recent practicable date prior to the date of this annual report, except as noted below, we are not aware of:

  any arrangements that might lead to a change in control of our business,

  any person who is interested in 3% or more of our capital, or any person who can, will or could directly or indirectly, jointly or severally, exercise control over us.

Name	Shares Beneficially Owned (Number)	Percent

Capital Group	132,827,444	13.00
Fidelity Investments	91,638,130	8.96
Morgan Stanley Securities	49,873,871	4.88
Deutsche Asset Management	39,128,563	3.83
Legal & General Investment Management	38,562,712	3.77
Janus Capital Group Company	31,392,938	3.07

     At December 31, 1998, Acorn Group Plc beneficially owned 25.4% of our outstanding shares. In June 1999, Acorn reduced its shareholdings to zero when it distributed its shareholdings in the Company to its shareholders. At December 31, 1998, Apple Computer (UK) Limited and Apple Computer, Inc. Limited together beneficially owned 15.4% of our outstanding shares. During 1999 and 2000, they reduced their shareholdings to less than 3% by selling shares in the open market.

RELATED PARTY TRANSACTIONS

     Until the partial disposal of Palmchip Corporation in March 2000, the directors regarded that company as a related party by virtue of its being an associated undertaking. After March 2000, however, Palmchip ceased to be a related party.

     Details of transactions between Palmchip Corporation and the Company’s wholly owned subsidiary, ARM Limited, are as follows:

  There were no purchases in 2000 up to the date of partial disposal.

  ARM Limited made a loan of £248,000 to Palmchip during 1999 against which a full provision was made at December 31, 1999. The loan was repaid during 2000.

  At December 31, 1999, a trading balance of £40,000 remained outstanding, which has since been repaid.

ITEM 8.   FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated financial statements are set forth under “Item 18. Financial Statements.”

LEGAL PROCEEDINGS

     ARM previously announced that, in December 2001, it settled a patent infringement lawsuit against picoTurbo Inc. In this lawsuit ARM asserted that picoTurbo’s pT100 and pT 10 microprocessors infringed certain ARM US patents. Under the terms of the out of court settlement, picoTurbo assigned its intellectual property assets to ARM, acknowledged the validity and enforceability of our patents and agreed to cease all sales and marketing activities forthwith, in exchange for a payment of $11 million (which payment has been made). Both companies agreed to work with picoTurbo’s customers to effect a safe and smooth migration to the ARM roadmap for future designs. In addition, ARM agreed to invest or otherwise pay the sum of $3,025,000 with respect to a newly incorporated “fabless” semiconductor company (“NewCo”) that picoTurbo’s shareholders planned to start up to sell ARM core-based microprocessor cores to be licensed from ARM.

     We originally expected that NewCo would be incorporated and commence operations during 2002 following agreement of NewCo’s business plan and a satisfactory investment agreement to protect the value of ARM’s investment.

     ARM has on numerous occasions asked to receive an adequate NewCo business plan and investment agreement but has yet to receive them and has been unsuccessful in its attempts to meet with the full board of directors of NewCo. However, in a series of letters between ARM and the attorneys for picoTurbo, picoTurbo has alleged that ARM is not in compliance with the settlement agreement due to its failure to invest or otherwise pay the $3,025,000. picoTurbo has alleged that ARM’s agreement to invest or otherwise pay the $3,025,000 required no further documentation.

     ARM is willing to fulfill its obligation to invest or otherwise pay $3,025,000 with respect to a newly formed entity carrying on a business as a fabless semiconductor company, but does not consider it prudent or in the best interests of its shareholders to transfer $3,025,000 in cash to a company not currently conducting business, unless there is both an investment agreement and that such agreement is based on a reasonable and credible business plan.

     In an attempt to resolve these issues, ARM and Herodion (picoTurbo’s successor entity) have now submitted the dispute to arbitration in California in accordance with the rules of the American Arbitration Association. picoTurbo’s statement of claim alleges that ARM has breached the settlement agreement and seeks a variety of damages, including for loss of license revenue and royalty payments. However, we think it unlikely that picoTurbo will prevail in their claim and are confident that the outcome of the arbitration will vindicate ARM’s current position. ARM continues to be in discussion with Herodion to achieve resolution to this dispute through alternative means.

     Nazomi Communications Inc. (“Nazomi”) made a claim of patent infringement against ARM in a lawsuit filed May 23, 2002, before the Federal District Court for the Northern District of California (Nazomi did not publicize the suit and ARM was only informed of its existence on May 28, 2002). The suit claims that ARM’s Java acceleration technology infringes US patent number 6,332,215. ARM is confident that its products do not infringe the patent cited in the Nazomi lawsuit or any other Nazomi patents. ARM thoroughly investigated the Nazomi patent portfolio and developed its products in such a way that they would not infringe any Nazomi patents. The Company will vigorously defend itself against these claims. The “Markman” hearing in this suit (which is a proceeding to determine the scope of the patent claims at issue) took place on May 28, 2003 and based on the court’s stated timing ARM expects the outcome of the “Markman” hearing and the summary judgment motion in the near future.

     So far as the directors are aware there are no other material legal or arbitration proceedings pending or threatened against the Company.

SIGNIFICANT CHANGES

     We have not experienced any significant changes since the date of the annual financial statements.

ITEM 9.   LISTING DETAILS

     The information in this section has been extracted from publicly available documents from various sources, including officially prepared materials from the London Stock Exchange and the Nasdaq National Market and has not been prepared or independently verified by us. This is the latest available information to our knowledge.

MARKET PRICE INFORMATION

Shares

     The Company’s ordinary shares were listed on the London Stock Exchange in April 1998 under the symbol ARM. The London Stock Exchange is the principal trading market for the Company’s ordinary shares.

     The following table sets forth, for the periods indicated, the high and low sales price of the ordinary shares reported on the London Stock Exchange:

	Price per Share

	High	Low

Annual prices:
1998 (starting April 17)	£0.66	£0.38
1999	8.35	0.64
2000	10.02	4.40
2001	5.67	1.86
2002	4.03	0.38
Quarterly prices:
2001:
First Quarter	5.67	2.95
Second Quarter	4.21	2.21
Third Quarter	3.28	1.86
Fourth Quarter	4.47	2.15
2002:
First Quarter	4.03	2.55
Second Quarter	2.90	1.18
Third Quarter	1.87	1.10
Fourth Quarter	1.30	0.38
2003:
First Quarter	0.58	0.43
Second Quarter (through May 30)	0.82	0.48
Monthly prices:
December 2002	0.77	0.47
January 2003	0.56	0.43
February 2003	0.55	0.44
March 2003	0.58	0.47
April 2003	0.64	0.48
May 2003	0.82	0.61

ADSs

     The Company’s ordinary shares were listed in April 1998 on the Nasdaq Stock Market in the US in the form of American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts, under the symbol ARMHY. One of the Company’s ADSs, for which The Bank of New York is the Depository, represents 3 ordinary shares.

     The following table sets forth, for the periods indicated, the reported high and low closing prices on the Nasdaq National Market for the outstanding ADSs.

	Price per ADS

	High	Low

Annual prices:
1998 (starting April 17)	$3.37	$1.75
1999	41.00	3.05
2000	48.60	18.31
2001	25.69	8.39
2002	17.10	1.96
Quarterly prices:
2001:
First Quarter	25.69	12.63
Second Quarter	18.21	10.03
Third Quarter	14.86	8.39
Fourth Quarter	19.20	9.85
2002:
First Quarter	17.10	11.25
Second Quarter	12.52	5.93
Third Quarter	8.68	5.47
Fourth Quarter	6.34	1.96
2003:
First Quarter	2.77	2.25
Second Quarter (through May 30)	3.95	2.43
Monthly prices:
December 2002	3.78	2.45
January 2003	2.67	2.27
February 2003	2.60	2.25
March 2003	2.77	2.44
April 2003	3.13	2.43
May 2003	3.95	3.07

ITEM 10.  ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

     The following summarizes certain rights of holders of shares. The following summary does not purport to be complete and is qualified in its entirety by reference to the Memorandum of Association of the Company and the Articles, copies of which have been filed as exhibits hereto.

Memorandum of Association

     The Memorandum of Association of the Company provides that its principal objects (set out in Clause 4 thereof) are to design, modify, develop, manufacture, assemble and deal in computers and peripheral equipment, to provide a technical advisory and design service for users and potential users of computers and other electronic or automatic equipment and to devise and supply programs and other software for such users.

Shareholder Meetings

     An annual general meeting of shareholders must be held once in every year (within a period of not more than 15 months after the holding of the last preceding annual general meeting). The Board of Directors may convene an extraordinary general meeting of shareholders whenever they think fit. General meetings may be held at such time and place as may be determined by the Board of Directors. An annual general meeting may be convened on at least 21 days’ written notice to shareholders entitled to receive notices. Most extraordinary general meetings may be convened on at least 14 days’ written notice, but extraordinary general meetings at which it is proposed to pass certain types of special resolutions must be convened on at least 21 days’ written notice. The Company may determine that only those persons entered on the register at the close of business on a day determined by the Company, such day being no more than 21 days before the day the notice of the meeting is sent, shall be entitled to receive such a notice. Three shareholders must be present in person or by proxy to constitute a quorum for all purposes at general meetings.

Voting Rights

     Subject to any special rights or restrictions as to voting attached by or in accordance with the Articles to any class of shares, every shareholder present in person at a general meeting and entitled to vote shall have one vote on a show of hands and on a poll every shareholder present in person or by proxy shall have one vote for each share held. There are currently no such special rights or restrictions provided for in the Articles although restrictions may be imposed as described under “Disclosure of Interests” below.

     Voting at any general meeting is by a show of hands unless a poll is demanded. A poll may be demanded by (i) the chairman of the meeting, (ii) not less than five shareholders present in person or by proxy and entitled to vote, (iii) any shareholder or shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at such meeting or (iv) any shareholder or shareholders present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right. Where a poll is not demanded, the interests of beneficial owners of shares who hold through a nominee, such as a holder of an ADR, may not be reflected in votes cast on a show of hands if such nominee does not attend the meeting or receives conflicting voting instructions from different beneficial owners for whom it holds as nominee. Since under English law voting rights are only conferred on registered holders of shares, a person holding through a nominee may not directly demand a poll.

     Unless a special or extraordinary resolution is required by law or the Articles (see below), voting in a general meeting is by ordinary resolution. An ordinary resolution (e.g., a resolution for the election of directors, the approval of financial statements, the declaration of a final dividend, the appointment of auditors, the increase of authorized share capital or the grant of authority to allot shares) requires the affirmative vote of a majority of the shareholders present in person, in the case of a vote by show of hands, or present in person or by proxy and holding shares conferring in the aggregate a majority of the votes actually cast on the ordinary resolution, in the case of a vote by poll. A special resolution (e.g., a resolution amending the Memorandum of Association or Articles, changing the name of the Company or waiving the statutory pre-emption rights) or an extraordinary resolution (e.g., modifying the rights of any class of shares at a meeting of the holders of such class or relating to certain matters concerning the liquidation of the Company) requires the affirmative vote of not less than three-fourths of the shareholders present in person, in the case of a vote by show of hands, or present in person or by proxy and holding shares conferring in the aggregate at least three-fourths of the votes actually cast on the resolution, in the case of a vote by poll. In the case of a tied vote, whether on a show of hands or on a poll, the chairman of the meeting is entitled to cast a deciding vote.

Dividends

     The Company may by ordinary resolution declare dividends but no such dividend shall exceed the amount recommended by the directors. If and so far as in the opinion of the directors the profits of the Company justify such payments, the directors may also from time to time pay interim dividends of such amounts and on such dates and in respect of such periods as they think fit. Subject to the extent that rights attached to any shares or the terms of issue thereof provide otherwise, all dividends shall (as regards shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid proportionately to the amounts paid up during any portion or portions of the period in respect of which the dividend is paid. No amount paid on a share in advance of calls shall be treated as paid on the share.

     No dividend shall be paid otherwise than out of profits available for distribution (determined in accordance with the provisions of the Companies Act). No dividend or other moneys payable on or in respect of a share shall bear interest as against the Company. Any dividend unclaimed after a period of 12 years from the date on which such dividend was declared or became due for payment shall be forfeited and shall revert to the Company.

Winding Up

     If the Company shall be wound up, the liquidator may, with the authority of an extraordinary resolution of the Company: (i) divide amongst the members in specie or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and, for that purpose, set such value as he deems fair upon any property to be divided and determine how the division shall be carried out between the members; and (ii) vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator shall think fit; but no member shall be compelled to accept any shares or other property in respect of which there is a liability.

Issues of Shares and Pre-emptive Rights

     Without prejudice to any special rights previously conferred on the holders of any issued shares or class of shares, any share in the Company may be issued with such preferred, deferred or other special rights, or subject to such restrictions, whether as regards dividend, return of capital, voting or otherwise, as an ordinary resolution of a general meeting of shareholders may from time to time determine (or, in the absence of any such determination, as the Board of Directors may determine). The Company may issue redeemable shares provided that there are shares in issue at the time which are not redeemable.

     Subject to the provisions of the Statutes relating to authority, pre-emption rights and otherwise and of any resolution of the Company in general meeting, all unissued shares shall be at the disposal of the directors and they may allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, at such times and on such terms as they think proper.

     The Companies Act confers on shareholders, to the extent not disapplied, rights of preemption in respect of the issue of equity securities that are, or are to be, paid up wholly in cash. The term “equity securities” means: (i) shares other than shares which, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution and other than shares allotted pursuant to an employees’ shares scheme: and (ii) rights to subscribe for, or to convert securities into, such shares. These provisions may be disapplied by a special resolution of the shareholders, either generally or specifically, for a maximum period not exceeding five years.

     Subject to the restrictions summarized below, the directors have been generally and unconditionally authorized for the purpose of Section 80 of the Companies Act to exercise all or any powers of the Company to allot relevant securities (within the meaning of that Section) up to an aggregate nominal amount of £165,000 (i.e., a total of 330,000,000 shares) for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) on April 17, 2007 (on terms that, during such period, the Company may make an offer or agreement which would or might require relevant securities to be allotted after the expiry of such period).

     The directors have also been empowered pursuant to Section 95 of the Companies Act to allot equity securities (within the meaning of Section 94(2) of the Companies Act) for cash pursuant to the authority described above as if Section 89 (1) of the Companies Act did not apply to any such allotment (on terms that the Company may make an offer or agreement which would or might require equity securities to be allotted after the expiry of such authority), such power to be limited to (a) allotments of equity securities in connection with an offer of such securities open for acceptance for a period fixed by the directors to holders of shares on the register on the record date fixed by the directors in proportion to their prospective holdings, but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognized regulatory body or any stock exchange, in any territory; and (b) the allotment (otherwise than as described in (a) above) of equity securities for cash up to an aggregate nominal amount equal to 5% of the issued share capital of the Company.

Transfer of Shares

     Any holder of shares which are in certificated form may transfer in writing all or any of such holder’s shares in any usual or common form or in any other form which the directors may approve and may only be made under hand. The instrument of transfer of a share which is in certificated form shall be signed by or on behalf of the transferor and (except in the case of fully paid shares which are in certificated form) by or on behalf of the transferee. All instruments of transfer which are registered may be retained by the Company. All transfers of shares which are in uncertificated form may be effected by means of the CREST settlement system. The directors may in their absolute discretion and without assigning any reason therefor refuse to register any transfer of shares (not being fully paid shares) which are in certificated form provided that such discretion may not be exercised in such a way as to prevent dealings in the shares of that class on a proper and open basis. The directors may also refuse to register an allotment or transfer of shares (whether fully paid or not) to more than four persons jointly. The directors may also refuse to register a transfer of shares which are in certificated form unless the instrument of transfer is both (i) in respect of only one class of shares, and (ii) lodged at the transfer office accompanied by the relevant share certificate(s) and such other evidence as the directors may reasonably require to show the right of the transferor to make such transfer. The registration of transfers may be suspended at such times and for such periods (not exceeding 30 days in any year) as the directors may from time to time determine and either generally or in respect of any class of shares, except that, in the case of shares held in the CREST settlement system, the registration of transfers shall not be suspended without the consent of CRESTCo Limited, the operator of the CREST settlement system.

Disclosure of Interests

     Section 198 of the Companies Act provides that a person (including a company and other legal entities) that acquires an interest of 3% or more of any class of shares (including through ADRs) that comprise part of a company’s “relevant share capital” (i.e., the company’s issued share capital carrying the right to vote in all circumstances at a general meeting of the company) is required to notify the company of its interest within two business days following the day on which the notification obligation arises. After the 3% level is exceeded, similar notifications must be made in respect of increases or decreases of 1% or more.

     For the purposes of the notification obligation, the interest of a person in shares means any kind of interest in shares including interests in any shares: (i) in which a spouse, or child or stepchild under the age of 18, is interested, (ii) in which a corporate body is interested and either (a) that corporate body or its directors generally act in accordance with that person’s directions or instructions or (b) that person controls one-third or more of the voting power of that corporate body, or (iii) in which another party is interested and the person and that other party are parties to a “concert party” agreement under Section 204 of the Companies Act. A concert party agreement is one which provides for one or more parties to acquire interests in shares of a particular company and imposes obligations or restrictions on any one of the parties as to the use, retention or disposal of such interests acquired pursuant to such agreement and any interest in the company’s shares is in fact acquired by any of the parties pursuant to the agreement. Certain interests (e.g., those held by certain investment fund managers) may be disregarded for the purposes of calculating the 3% threshold, but the disclosure obligation will still apply where such interests exceed 10% or more of any class of the company’s relevant share capital and to increases or decreases of 1% or more thereafter.

     In addition, Section 212 of the Companies Act provides that a public company may by written notice require a person whom the company knows or has reasonable cause to believe to be, or to have been at any time during the three years immediately preceding the date on which the notice is issued, interested in shares consisting of the company’s “relevant share capital” to confirm that fact or to indicate whether or not that is the case and, where such person holds or during the relevant time had held an interest in such shares, to give such further information as may be required relating to such interest and any other interest in the shares of which such person is aware.

    Where notice is served by a company under the foregoing provisions on a person who is or was interested in shares of the company and that person fails to give the company any information required by the notice within the time specified in the notice, the company may apply to the English court for an order directing that the shares in question be subject to restrictions prohibiting, among other things, any transfer of those shares, the exercise of the voting rights in respect of such shares, the taking up of rights in respect of such shares and, other than in liquidation, payments in respect of such shares.

     A person who fails to fulfill the obligation imposed by Section 198 and 212 of the Companies Act described above is subject to criminal penalties.

Restrictions on Voting

     No shareholder shall, unless the directors otherwise determine, be entitled in respect of any share held by him to vote either personally or as a proxy if any call or other sum payable by him to the Company in respect of that share remains unpaid.

     If a shareholder, or a person appearing to be interested in shares held by such shareholder, has been duly served with a notice under Section 212 of the Companies Act (as described above) and is in default for a period of 14 days in supplying the Company the information thereby required, then (unless the directors otherwise determine) the shareholder shall not (for so long as the default continues) nor shall any transferee to whom any such shares are transferred (other than pursuant to an approved transfer (as defined in the Articles) or pursuant to the paragraph below), be entitled to attend or vote either personally or by proxy at a shareholders’ meeting or exercise any other right conferred by membership in relation to shareholders’ meetings in respect of the shares in relation to which the default occurred (“default shares”) or any other shares held by the shareholder.

     Where the default shares represent 0.25% or more of the issued shares of the class in question, the directors may by notice to the shareholder direct that any dividend or other money which would otherwise be payable on the default shares shall be retained by the Company without liability to pay interest and the shareholder shall not be entitled to elect to receive shares in lieu of dividends and/or that no transfer of any of the shares held by the shareholder shall be registered unless transfer is an approved transfer or the shareholder is not himself in default in supplying the information required and the transfer is of part only of the shareholders holdings and is accompanied by a certificate given by the shareholder in a form satisfactory to the directors to the effect that after due and careful enquiry the shareholder is satisfied that none of the shares which are the subject of the transfer are default share s. In the case of shares in uncertificated form, the directors may only exercise their discretion not to register a transfer if permitted to do so under the Uncertificated Securities Regulations 1995. Any direction notice may treat shares of a member in certificated and uncertificated form as separate holdings and either apply only to the former or to the latter or make different provisions for the former and the latter.

Alteration of Share Capital

The Company may from time to time by ordinary resolution of its shareholders:

(i)	increase its share capital by such sum to be divided into shares of such amounts as the resolution shall prescribe;
(ii)	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;
(iii)	cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so canceled; and

(iv)	subdivide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association (provided that the proportion between the amount paid and the amount, if any, unpaid on each reduced share must be the same as on the share from which the reduced share is derived), and so that the resolution whereby any share is subdivided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights or be subject to any such restrictions, as the Company has power to attach to unissued or new shares.

     The Company may purchase or enter into a contract under which it will or may purchase any of its own shares of any class (including any redeemable shares) provided that the requisite shareholder approval is obtained. Shares may, however, only be repurchased out of distributable profits or the proceeds of a fresh issue of shares made for the purpose, and any premium must, subject to certain exceptions, be paid out of distributable profits. If there shall be in issue any shares convertible into equity share capital of the Company of the class proposed to be purchased, then the Company shall not purchase or enter into a contract under which it will or may purchase such equity shares unless either the terms of issue of such convertible shares include provisions permitting the Company to purchase its own equity shares or the purchase, or contract, has first been approved by an extraordinary resolution passed at a separate meeting of the holders of such convertible shares.

     Subject to confirmation by the court, the Company, may by special resolution reduce its share capital or any capital redemption reserve, share premium account or other undistributable reserve in any way.

Reserves

     The directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the directors, shall be applicable for any purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested. The directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The directors may also without placing the same to reserve carry forward any profits.

Capitalization of Profits and Reserves

     The directors may, with the sanction of an ordinary resolution of the Company, capitalize any sum standing to the credit of any of the Company’s reserve accounts or to the credit of its profit and loss account. Such capitalization shall be effected by appropriating such sum to the holders of ordinary shares on the date of the resolution (or such other date as may be specified therein or determined as therein provided) in proportion to their holdings at such time, and applying such sum in paying up on such holders’ behalf fully paid unissued ordinary shares as bonus shares. The directors may do all acts and all things considered necessary for the purpose of such capitalization, and have full power to make such provisions as they think fit in respect of fractional entitlements that would arise. The directors may authorize any person to enter into, on behalf of all the interested shareholders, an agreement with the Company in relation to any such capitalization and matters incidental thereto and such agreement shall be effective and binding on all concerned.

MATERIAL CONTRACTS

Service Agreements

     Executive directors have ‘rolling’ service contracts which are terminable by either party on one year’s notice. These agreements provide for each of the directors to provide services to the Company on a full time basis. The agreements contain restrictive covenants for periods of three to six months relating to non competition, non-solicitation of the Company’s customers, non-dealing with customers and non-solicitation of the Company’s suppliers and employees. In addition, each service agreement contains an express obligation of confidentiality in respect of the Company’s trade secrets and confidential information and provides for the Company to own any intellectual property rights created by the directors in the course of their employment.

Employment Agreements

     Each of the executive officers referenced above in “Item 6. Directors, Senior Management and Employees” is a party to an employment agreement with the Company which is terminable by either party on one year’s notice. These agreements provide for, among other things, each of the individuals to provide services to the Company on a full-time basis. The agreements contain post-termination restrictive covenants for periods of three or six months relating to non-competition with the Company, non-solicitation of the Company’s customers, non-dealing with customers of the Company and non-solicitation of the Company’s suppliers and employees. In addition, each employment agreement contains an express obligation of confidentiality in respect of the Company’s trade secrets and confidential information and provides for the Company to own any intellectual property rights created by the executives in the course of their employment.

     The service contract for each of Sir Robin Saxby, Mr. East, Mr. Muller, Mr. Brown, Mr. Score and Mr. Inglis who are also directors, is as described above. Sir Robin Saxby’s contract is dated January 31, 1996, Mr. East’s contract is dated January 29, 2001, Mr. Muller’s contract is dated January 31, 1996, Mr. Brown’s contract is dated April 3, 1996, Mr. Score’s contract is dated March 1, 2002 and Mr. Inglis’s contract is dated July 17, 2002.

EXCHANGE CONTROLS

     There are currently no government laws, decrees or regulations in the United Kingdom that restrict the export or import of capital, including, but not limited to, UK foreign exchange controls on the payment of dividends, interest or other payments to non-resident holders of the shares.

TAXATION

     The following is a discussion of certain US federal and UK tax consequences of the acquisition, ownership and disposition of shares or ADSs by a beneficial owner of shares or ADSs evidenced by ADRs that is (i) a citizen or resident of the United States, a corporation organized under the laws of the United States or any political subdivision thereof, or an estate or trust the income of which is subject to United States federal income tax regardless of its source, and (ii) that owns such shares or ADSs evidenced by ADRs as capital assets (a “US Holder”).

     This discussion does not address the tax consequences to a US Holder (i) that is resident (or, in the case of an individual, ordinarily resident) in the United Kingdom for UK tax purposes or (ii) that is a corporation which alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting stock of the Company. This discussion is based in part upon representations of the Depositary and assumes that each obligation provided for in, or otherwise contemplated by, the Deposit Agreement and any related agreement will be performed in accordance with its respective terms. The US Treasury has expressed concerns that parties to whom ADRs are pre-released may be taking actions that are inconsistent with the claiming, by US holders of ADRs, of foreign tax credits for US federal income tax purposes. Accordingly, the analysis of the creditability of UK taxes described below could be affected by future actions that may be taken by the US Treasury.

     The statements regarding US and UK tax laws and practices set forth below, including the statements regarding the US / UK double taxation convention relating to income and capital gains (the “Treaty”) and the US / UK double taxation convention relating to estate and gift taxes (the “Estate Tax Treaty”), are based on those laws and practices and the Treaty and the Estate Tax Treaty as in force and as applied in practice on the date of this annual report and are subject to changes to those laws and practices and the Treaty and the Estate Tax Treaty subsequent to the date of this annual report, possibly on a retroactive basis. In addition, the statements below also discuss certain aspects of the prior US/UK double taxation convention relating to income and capital gains (the “Prior Treaty”). This discussion is not exhaustive of all possible tax considerations that may be relevant in the particular circumstances of each US Holder and does not address all tax considerations that may be relevant to all categories of potential purchasers, some of whom may be subject to special rules. In particular, the discussion does not address special class of holders, such as (i) certain financial institutions, (ii) insurance companies, (iii) dealers and traders in securities or foreign currencies, (iv) persons holding shares or ADSs as part of a hedge, straddle or conversion transaction, (v) persons whose functional currency for US federal income tax purposes is not the US dollar, (vi) partnerships or other entities classified as partners for US federal income tax purposes, (vii) persons liable for the alternative minimum tax, (viii) tax-exempt organizations, (ix) U.S. resident corporate shareholders that constitute investment or holding companies, 25% or more of the capital of which is owned, directly or indirectly, by persons that are not individuals resident in, and are not nationals of, the United States; or (x) persons who acquired shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation. Prospective investors are advised to satisfy themselves as to the consequences, including the consequences under foreign, US federal, state and local laws applicable in their own particular circumstances, of the acquisition, ownership and disposition of shares or ADSs by consulting their tax advisers.

     US Holders of ADSs will be treated as owners of the shares underlying their ADSs. Accordingly, except as noted, the US federal and UK tax consequences discussed below apply equally to US Holders of ADSs and shares.

Taxation of Dividends

     Under the Prior Treaty, US resident individuals who are the beneficial owners of dividends on shares or ADSs in UK corporations are generally entitled to a tax credit payment in respect of dividends paid before May 1, 2003 equal to one-ninth (1/9th) of the dividend paid. This tax credit payment is reduced by a UK withholding of up to 15% of the gross dividend paid. Therefore, a US Holder will not actually receive any payment of this credit.

     Shareholders whose holdings are effectively connected with a permanent establishment or fixed base in the United Kingdom, or who are corporations also resident in the United Kingdom for the purpose of the Prior Treaty, are not entitled to payment of the tax credit nor are they subject to any deductions from the dividend.

       For US federal income tax purposes, the sum of the dividend paid, and, if the Prior Treaty applies to the dividend and the US Holder so elects, the associated tax credit payments, is includible in gross income by US resident shareholders and, for foreign tax credit limitation purposes, is foreign source income, treated separately, together with other items of “passive income” (or, in the case of certain holders, “financial services income”). The amount of any cash distribution paid in pounds sterling, including the amount of any UK tax withheld, will be equal to the US dollar value of such pounds sterling on the date of receipt by the Depositary in the case of US Holders of ADSs, or by the US Holder in the case of US Holders of shares, regardless of whether the payment is in fact converted into US dollars. Generally, if the distribution is not converted into US dollars on the date of receipt, a US Holder may be required to recognize foreign currency gain or loss in respect of the dividend income. The UK withholding is treated as a foreign income tax which, if the US Holder elects to include the tax credit payment in income as described above and subject to certain limitations and restrictions, may be eligible for credit against a US resident shareholder’s US federal income tax liability (or deductible by such shareholders in computing their taxable income). No dividends received deduction is allowed to US resident corporate shareholders with respect to dividends paid by the Company.

      The election to receive a tax credit payment, as described above, is not available under the Treaty and, accordingly, no foreign tax credit will generally be available with respect to dividends paid to US Holders after May 1, 2003. However, if a US Holder would have been entitled to greater benefits under the Prior Treaty, the US Holder may elect to continue to apply the Prior Treaty until May 1, 2004.

      Under recently enacted legislation, dividends received by noncorporate US Holders on ADSs or shares may be subject to US federal income tax at lower rates than other types of ordinary income if certain conditions are met. US Holders should consult their own tax advisers regarding the application of this new legislation to their particular circumstances.

Taxation of Capital Gains

     A US Holder not resident (or in the case of an individual, ordinarily resident) in the UK will not ordinarily be liable for UK taxation on capital gains realized on the disposition of such US Holder’s shares or ADSs unless, at the time of the disposition, such US Holder carries on a trade (which for this purpose includes a profession or vocation) in the United Kingdom through a branch or agency and such shares or ADSs are, or have been, used, held or acquired for the purposes of such trade or branch or agency.

     A US Holder will recognize capital gain or loss for US federal income tax purposes on the sale or exchange of the shares or ADSs in the same manner as such holder would on the sale or exchange of any other shares held as capital assets. As a result, a US Holder will generally recognize capital gain or loss for US federal income tax purposes equal to the difference between the amount realized and such holder’s adjusted basis in the shares or ADSs. The gain or loss will generally be US source income or loss for foreign tax credit purposes. US Holders should consult their own tax advisors about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

Passive Foreign Investment Company Rules

     The Company believes that it was not a “passive foreign investment company” (“PFIC”) for US federal income tax purposes for 2002. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time, which may be especially volatile in a technology related enterprise, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a US Holder held shares or ADSs, certain adverse consequences could apply to the US Holder.

Estate and Gift Tax

     Subject to the discussion of the Estate Tax Treaty in the next paragraph, shares or ADSs beneficially owned by an individual will be subject to UK inheritance tax on the death of the individual or, in certain circumstances, if the shares or ADSs are the subject of a gift (including a transfer at less than full market value) by such individual. Inheritance tax is not generally chargeable on gifts to individuals or to certain types of settlement made more than seven years before the death of the donor. Special rules apply to shares or ADSs held in a settlement.

     Shares or ADSs held by an individual whose domicile is determined to be the United States for purposes of the Estate Tax Treaty, and who is not a national of the United Kingdom, will not be subject to UK inheritance tax on the individual’s death or on a lifetime transfer of the shares or ADSs except where the shares or ADSs (i) are part of the business property of a UK permanent establishment of an enterprise, or (ii) pertains to a UK fixed base of an individual used for the performance of independent personal services. The Estate Tax Treaty generally provides a credit against US federal tax liability for the amount of any tax paid in the United Kingdom in a case where the shares or ADSs are subject both to UK inheritance tax and to US federal estate or gift tax.

Stamp Duty and Stamp Duty Reserve Tax

     UK stamp duty will, subject to certain exceptions, be payable at the rate of £1.50 per £100 or part of £100 of the value of shares in registered form on any instrument pursuant to which shares are transferred (i) to, or to a nominee for, a person whose business is or includes the provision of clearance services or (ii) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts. This would include transfers of shares in registered form to the Custodian for deposits under the ADR Deposit Agreement. UK stamp duty reserve tax (“SDRT”), at the rate of 1.5% of the value of the shares, could also be payable in these circumstances, and on issue to such a person, but no SDRT will be payable if stamp duty equal to such SDRT liability is paid. In circumstances where stamp duty is not payable on the transfer of shares in registered form to the Custodian at the rate of 1.5% (i.e., where there is no chargeable instrument) SDRT will be payable to bring the charge up to 1.5% in total. In accordance with the terms of the ADR Deposit Agreement, any tax or duty payable by the ADR Depositary or the Custodian on any such transfers of shares in registered form will be charged by the ADR Depositary to the party to whom ADRs are delivered against such transfers.

     No UK stamp duty will be payable on the acquisition of any ADR or on any subsequent transfer of an ADR, provided that the transfer (and any subsequent instrument of transfer) remains at all times outside the United Kingdom and that the instrument of transfer is not executed in or brought into the United Kingdom. An agreement to transfer an ADR will not give rise to SDRT.

     Subject to certain exceptions, a transfer of shares in registered form (including a transfer from the ADR Depositary to an ADR holder) will attract ad valorem UK stamp duty at the rate of 50p per £100 or part thereof of the amount or value of the consideration for the transfer. Generally, ad valorem stamp duty applies neither to gifts nor on a transfer from a nominee to the beneficial owner, although in cases of transfers where no ad valorem stamp duty arises, a fixed UK stamp duty of £5 may be payable. SDRT at a rate of 0.5% of the amount or value of the consideration for the transfer may be payable on an unconditional agreement to transfer shares. If, within six years of the date of the agreement, an instrument transferring the shares is executed and duly stamped, any SDRT paid may be repaid or, if it has not been paid the liability to pay such tax (but not necessarily interest and penalties) would be canceled. SDRT is chargeable whether the agreement or transfer is made or effected in the United Kingdom or elsewhere and whether or not any party is resident or situated in any part of the United Kingdom.

Information Reporting and Backup Withholding

     Payment of dividends and sales proceeds that are made within the United States or through certain US-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) they are received by a corporation or other exempt recipient or (ii) the recipient provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

     The amount of any backup withholding from a payment to a US holder will be allowed as a credit against the US holder’s US federal income tax liability and may entitle such US holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

DOCUMENTS ON DISPLAY

     The documents concerning us which are referred to herein may be inspected at the Securities and Exchange Commission. You may read and copy any document filed or furnished by us at the SEC’s public reference rooms in Washington D.C., New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the reference rooms.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN CURRENCY EXCHANGE RATE RISK

     The Company’s earnings and liquidity are affected by fluctuations in foreign currency exchange rates, principally the US dollar rate, reflecting the fact that most of the Company’s revenues and cash receipts are denominated in US dollars, while a high proportion of its costs are in sterling. The movement in the US dollar exchange rate against sterling in 2001 has had a favorable impact on the results of that year, with revenues being translated at higher sterling values than the corresponding dollar amounts in 2000 and 1999. However, through 2002 the US dollar weakened against sterling, with the trend accelerating in the second half of 2002. This movement has had an unfavorable impact on our 2002 results with revenues being translated at lower sterling values than the corresponding amounts in 2001.

     The Company reduces this US dollar/sterling risk where possible by currency hedging. Due to the high value and timing of receipts on individual licenses and the requirement to settle certain expenses in US dollars, the Company reviews its foreign exchange exposure on a transaction by transaction basis. It then hedges this exposure using forward contracts for the sale of US dollars, which are negotiated with major UK clearing banks. The average size of each forward contract was $3.5 million in 2000, $3.0 million in 2001 and $7.2 million in 2002. The Company does not currently use any other financial instruments or derivatives, although the Company is reviewing the use of other financial instruments such as currency options. The fair values of the financial instruments outstanding at the end of December 31, 2000, 2001 and 2002 are disclosed in Note 12 to the Consolidated Financial Statements. The settlement period of the forward contracts outstanding at December 31, 2002 is between January 1 and April 30, 2003.

INTEREST RATE RISK

Not applicable.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15.   CONTROLS AND PROCEDURES

     Within 90 days prior to the date of this report, the Company, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

     There have been no significant changes in the Company’s internal controls or other factors that could significantly affect internal controls subsequent to the date of their evaluation.

PART III

ITEM 18.   FINANCIAL STATEMENTS

     The following financial statements, together with the report of PricewaterhouseCoopers thereon, are filed as part of this Form 20-F.

Page

Independent Accountants’ Report	F-1
Consolidated Statements of Income and Comprehensive Income for
the years ended December 31, 2000, 2001 and 2002	F-2
Consolidated Balance Sheets as at December 31, 2001 and 2002	F-3
Consolidated Statements of Cash Flows for the years ended December 31, 2000, 2001 and 2002	F-4
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2000,	F-5
2001 and 2002
Notes to the Consolidated Financial Statements	F-6

ITEM 19.   EXHIBITS

*1.1	Memorandum and Articles of Association of ARM Holdings plc.
*4.1	Executive Service Agreement between Advanced Risc Machines Limited and Robin Keith Saxby, dated
January 31, 1996.
*4.2	Executive Service Agreement between Advanced Risc Machines Limited and Jonathan Brooks, dated
February 2, 1996.

*4.3	Executive Service Agreement between ARM Limited and Warren East, dated January 29, 2001.
*4.4	Executive Service Agreement between Advanced Risc Machines Limited and James Stuart Urquhart,
dated February 2, 1996.
*4.5	Executive Service Agreement between ARM Limited and Peter J. Magowan, dated January 29, 2001.
*4.6	Executive Service Agreement between Advanced Risc Machines Limited and William Tudor Brown,
dated April 3, 1996.
*4.7	Executive Service Agreement between Advanced Risc Machines Limited and Michael Peter Muller, dated
January 31, 1996.
4.8	Executive Service Agreement between ARM Limited and Tim Score, dated March 1, 2002.
4.9	Executive Service Agreement between ARM Limited and Mike Inglis, dated July 17, 2002.
8.1	List of significant subsidiaries.
12.1	Section 906 Certification.

*	Previously filed with the Securities and Exchange Commission as part of the annual report on Form 20-F as filed on June 15, 2001 and incorporated herein by reference.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Company Name

By:	/s/ T. Score

T. Score
Chief Financial Officer

Dated: June 27, 2003

CERTIFICATION

I, Warren East, certify that:

1)  I have reviewed this annual report on Form 20-F of ARM Holdings plc;

2)  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3)  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4)  The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and
c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5)  The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and
b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6)  The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003

/s/ Warren East Warren East Chief Executive Officer

CERTIFICATION

I, Tim Score, certify that:

1)  I have reviewed this annual report on Form 20-F of ARM Holdings plc;

2)  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3)  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4)  The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and
c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5)  The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and
b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6)  The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003

/s/ Tim Score Tim Score Chief Financial Officer

Report of Independent Accountants

To the board of directors and shareholders of ARM Holdings plc

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and retained earnings and of cash flow present fairly, in all material respects, the financial position of ARM Holdings plc and its subsidiaries at December 31, 2002 and 2001 and the results of their operations and their cash flow for the years ended December 31, 2002, 2001 and 2000 in conformity with generally accepted accounting principles in the United States. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion expressed above.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Cambridge, England
February 28, 2003

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(Year ended December 31)

	2000		2001		2002		2002(1)

			(in thousands, except share data)
Revenues:
Product revenues	£84,562		£127,976		£132,911		$213,987
Service revenues	16,168		18,298		18,011		28,998

Total revenues	100,730		146,274		150,922		242,985

Cost of revenues:
Product costs	4,566		8,209		6,464		10,407
Service costs	7,081		9,080		6,721		10,821

Total cost of revenues	11,647		17,289		13,185		21,228

Gross profit	89,083		128,985		137,737		221,757

Operating expenses:
Research and development	26,359		36,941		47,299		76,151
Sales and marketing	17,841		21,457		24,711		39,785
General and administrative	12,349		22,521		22,486		36,202
Amortization of goodwill	1,297		1,929		1,960		3,156

Total operating expenses	57,846		82,848		94,456		155,294

Income from operations	31,237		46,137		41,281		66,463
Interest, net	3,912		4,470		4,373		7,040
Share of loss of equity affiliate	(85)		—		—		—
Gain on partial disposal of equity affiliate	512		—		—		—
Minority interest	(192)		(303)		(232)		(374)

Income before income tax	35,384		50,304		45,422		73,129
Provision for income taxes	6,007		16,302		13,785		22,194

Net income	29,377		34,002		31,637		50,935

Net income	29,377		34,002		31,637		50,935
Other comprehensive income:
Foreign currency adjustments	75		14		(807)		(1,299)
Unrealized holding gain/(loss) on available for sale
securities	2,087		(2,087)		—		—

Total comprehensive income	31,539		31,929		30,830		49,636

Basic earnings per common share	3.0	p	3.4	p	3.1	p
Earnings per common share (assuming dilution)	2.9	p	3.3	p	3.1	p

(1)	US dollar amounts have been translated from sterling at the December 31, 2002 closing rate of £1.00 = $1.610.
(2)	Adjusted to reflect the 4 for 1 subdivision of the Company’s shares in April 1999 and the 5 for 1 subdivision of the Company’s shares in April 2000 where applicable.
See Note 1 for details of restatement of certain comparative information.

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED BALANCE SHEETS
(as of December 31)

	2001	2002	2002(1)

	(in thousands, except share data)
Assets
Current assets:
Cash and cash equivalents	£104,467	£130,304	$209,789
Accounts receivable, net of allowances for doubtful debts of
£73,000 (2001: £800,000)	24,809	20,516	33,031
Inventory: finished goods	581	1,515	2,439
Prepaid expenses and other assets	6,006	11,345	18,266
Income taxes receivable	550	—	—

Total current assets	136,413	163,680	263,525
Deferred income taxes	839	1,697	2,732
Property and equipment, net	22,668	25,721	41,411
Intangible assets	12,339	10,417	16,771
Investments	3,555	4,229	6,809

Total assets	175,814	205,744	331,248

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	2,361	4,730	7,615
Income taxes payable	7,054	3,828	6,163
Personnel taxes	784	824	1,327
Accrued liabilities	9,741	8,636	13,904
Deferred revenue	19,420	14,415	23,208

Total liabilities	39,360	32,433	52,217
Minority interest	609	841	1,354

	39,969	33,274	53,571

Shareholders’ equity
Ordinary shares: £0.0005 par value; 1,580,000,000 authorized
(2001: 1,580,000,000); 1,021,758,000 issued and outstanding
(2001: 1,014,767,176)	507	511	823
Additional paid-in capital	65,362	69,566	112,001
Deferred compensation	—	(313)	(504)
Treasury stock, at cost: 7,017,599 ordinary shares (2001:
7,017,599)	(19,934)	(18,034)	(29,035)
Retained earnings	89,766	121,403	195,459
Other comprehensive income:
Cumulative translation adjustment	144	(663)	(1,067)

Total shareholders’ equity	135,845	172,470	277,677

Total liabilities and shareholders’ equity	175,814	205,744	331,248

(1)	US dollar amounts have been translated from sterling at the December 31, 2002 closing rate of £1.00 = $1.610.

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Year ended December 31)

	2000	2001	2002	2002(1)

	(in thousands, except share data)
Cash flows from operating activities
Net income	£29,377	£34,002	£31,637	$50,936
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization of tangible and intangible assets	7,777	12,347	15,240	24,536
Write off of in process research and development	150	-	-	-
Stock option compensation	-	-	56	90
Share of loss of equity affiliates	85	-	-	-
Deferred income taxes	560	787	(104)	(167)
Gain on partial disposal of equity affiliate	(512)	-	-	-
Provision for doubtful accounts	(248)	673	1,393	2,243
Other	262	449	1,044	1,681
Changes in operating assets and liabilities
Accounts receivable	(4,747)	(6,569)	2,900	4,669
Accounts receivable converted to trade investments	-	(1,361)	-	-
Inventory	(184)	(196)	(934)	(1,504)
Prepaid expenses and other current assets	(996)	(1,354)	(5,339)	(8,596)
Accounts payable	957	312	2,369	3,814
Income taxes payable	2,519	5,322	(2,676)	(4,308)
Deferred revenue	5,149	6,743	(5,005)	(8,058)
Accrued liabilities and other creditors	2,513	613	(1,105)	(1,779)
Personnel taxes	77	194	40	64

Net cash provided by operating activities	42,739	51,962	39,516	63,621

Cash flows from investing activities
Receipt from partial disposal of equity affiliate	517	-	-	-
Purchase of equipment	(7,182)	(13,377)	(8,670)	(13,959)
Purchase of leasehold improvements	(4,660)	(3,972)	(6,946)	(11,183)
Sale of equipment	59	71	35	56
Purchase of patents and licenses	(2,822)	(8,568)	(855)	(1,376)
Purchase of investments	(4,088)	-	(1,500)	(2,415)
Sale of investments	-	1,936	-	-
Purchase of subsidiaries and businesses, net of cash acquired	(3,414)	(1,351)	-	-

Net cash used in investing activities	(21,590)	(25,261)	(17,936)	(28,877)

Cash flows from financing activities
Cash received on issue of shares on exercise of share options	2,320	1,558	4,763	7,668
Proceeds received on allocation of treasury stock	-	958	222	357

Net cash provided in financing activities	2,320	2,516	4,985	8,025

Effect of foreign exchange on cash and cash equivalents	(7)	(16)	(728)	(1,172)
Net increase in cash and cash equivalents	23,462	29,201	25,837	41,597
Cash and cash equivalents at beginning of period	51,804	75,266	104,467	168,192

Cash and cash equivalents at end of period	75,266	104,467	130,304	209,789

Supplemental disclosure of cash flow information:
Cash paid for income taxes	2,928	9,643	16,758
Cash received on interest	3,775	4,604	4,187

(1)	US Dollar amounts have been translated from Sterling at the December 31, 2002 closing rate of £1.00 = $1.610.

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

						Other comprehensive
	Ordinary Shares					income

			Additional			Cumulative	Unrealized
			paid-in-	Treasury	Retained	translation	holding	Deferred
	Number(2)	Amount	capital	Stock	earnings (1)	adjustment	gain	Compensation	Total

				(in £ thousands, except share data)
Balances, December 31, 1999	959,854,025	480	56,999	(16,808)	26,387	55	–		67,113
Issue of ordinary shares	2,042,999	1	18,735						18,736
Share issue on exercise of options	38,338,347	19	2,301						2,320
Net income					29,377				29,377
Unrealized holding gain on
available for sale securities							2,087		2,087
Currency translation adjustment						75			75
Investment in treasury stock	.			(18,736)					(18,736)

Balances, December 31, 2000	1,000,235,371	500	78,035	(35,544)	55,764	130	2,087		100,972
Share issue on exercise of options	14,531,805	7	1,551						1,558
Net income					34,002				34,002
Realization of holding loss on
available for sale securities							(2,087)		(2,087)
Tax effect of stock purchase plan			428						428
Currency translation adjustment						14			14
Allocation of treasury stock			(14,652)	15,610					958

Balances, December 31, 2001	1,014,767,176	507	65,362	(19,934)	89,766	144	–	–	135,845
Shares issued on exercise of
options	6,990,824	4	4,759						4,763
Net income					31,637				31,637
Tax effect of disqualifying
dispositions			754						754
Deferred compensation arising on
SAYE plan			369					(369)	–
Amortization of deferred
compensation								56	56
Currency translation adjustment						(807)			(807)
Issuance of shares			(1,678)	1,900					222
Balances, December 31, 2002	1,021,758,000	511	69,566	(18,034)	121,403	(663)	–	(313)	172,470

(1)	The amount of shareholders’ equity available for distribution to shareholders is the amount of profits determined under UK GAAP in the statutory accounts of the parent company. At December 31, 2002 such distributable profits amounted to £4,324,000.

(2)	The number of shares and the dividend per share have been adjusted, where applicable, to reflect the 5 for 1 share subdivision which took place in April 2000.

The accompanying notes are an integral part of the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.  The Company and a summary of its significant accounting policies

     The business of the Company.

     ARM Holdings plc and its subsidiary companies design RISC microprocessors and related technology and software, and sell development systems, to enhance the performance, cost-effectiveness and power-efficiency of high-volume embedded applications. The Company licenses and sells its technology and products to leading international electronics companies, which in turn manufacture, market and sell microprocessors, ASICs and ASSPs based on the Company’s architecture to systems companies for incorporation into a wide variety of end products. By creating a network of partners, and working with them to best utilize the Company’s technology, the Company is establishing its architecture as a RISC processor for use in many high volume embedded microprocessor applications, including digital cellular phones, modems and automotive functions and for potential use in many growing markets including smart cards and digital video. The Company also licenses and sells development systems directly to systems companies and provides consulting and support services to its licensees, systems companies and other systems designers. The Company’s principal geographic markets are Europe, the United States and East Asia.

     Incorporation and history.

     ARM is a public limited company incorporated under the laws of England and Wales. The Company was formed on October 16, 1990 as a joint venture between Apple Computer (UK) Limited and Acorn Computers Limited and operated under the name Advanced RISC Machines Holdings Limited until March 10, 1998 when its name was changed to ARM Holdings plc. Its initial public offering was on April 17, 1998.

     Subsidiaries of the Company include ARM Limited (incorporated in the United Kingdom), ARM, INC. (incorporated in the United States), ARM KK (incorporated in Japan), ARM Korea Limited (incorporated in South Korea), ARM France SAS (incorporated in France), Allant Software Corporation (incorporated in the United States), Advanced RISC Machines Limited (incorporated in the United Kingdom), Micrologic Solutions Limited (incorporated in the United Kingdom), ARM Taiwan Limited (incorporated in Taiwan) and ARM Consulting (Shanghai) Co. Ltd (incorporated in China).

     Basis of preparation.

     The accompanying consolidated financial statements have been prepared under the historical cost convention and in accordance with accounting principles generally accepted in the United States (“US GAAP”).

     The Company maintains its accounting records and prepares its financial statements in British Sterling. Purely for the convenience of the reader, the December 31, 2002 consolidated financial statements have been translated from sterling at the closing rate on December 31, 2002 of £1.00 = $1.610. Such translations should not be construed as representations that the sterling amounts represent, or have been or could be so converted into US dollars at that rate or at any other rate.

     Use of estimates.

     The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

     Principles of consolidation.

     The consolidated financial statements incorporate the financial statements of the Company and all its subsidiaries. Intra-Company transactions, including sales, profits, receivables and payables have been eliminated on consolidation.

     Equity affiliates.

     Companies in which ARM owns between 20% and 50% of the voting stock are treated as equity affiliates. During 2000, ARM made a partial disposal of its holding in Palmchip Corporation with the result that the remaining holding is below 20% and is therefore treated as an available-for-sale security. The consolidated statements of income include ARM’s share of net income of equity affiliates up to the date of the partial disposal. The remaining investment is included in the consolidated balance sheet at the value of ARM’s share of net assets at the date of disposal. The Company had no equity affiliates at December 31, 2001, or at December 31, 2002.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     Investments.

     Publicly traded investments are classed as available for sale in accordance with Statement of Financial Accounting Standards (“SFAS”) No.115, “Accounting for certain investments in debt and securities” and are carried at fair value. Unrealized holding gains or losses on such securities are included, net of related taxes, in other comprehensive income in shareholders’ equity. Realized gains and losses of such securities are reported in earnings. Equity securities that are not publicly traded are recorded at cost less permanent diminution in value; at December 2002 and 2001, the estimated fair value of these investments approximated their recorded basis, based on estimates determined by management. The Company invested in two unlisted companies during 2000, one of which was a 3.5% investment in the share capital of CoWare, Inc., a company which develops system-on-chip software for a wide range of applications, and the other was a less than 1% investment in the share capital of Cambridge Silicon Radio Limited, an intellectual property company which develops Bluetooth™ solutions. Two further trade investments were made in 2001, one of which was a 1.7% investment in Pixim, Inc., and the other was a 1.3% investment in LinkUp Systems, Inc. Both of these are fabless chip companies based in California. Equity shares in both companies were received in settlement of accounts receivable.

     The Company sold its 3% stake in Sirius Communications NV in 2001.

     The Company made an investment in Parthus Technologies plc during 2000. This company, although unlisted at the time of investment, subsequently floated on the London Stock Exchange, and was included in the 2000 consolidated balance sheet at market value at the balance sheet date. This investment was disposed of in its entirety in 2001.

     During 2002, the Company made an 11.99% investment in Superscape plc, a company listed on the London Stock Exchange.

     Intangible assets.

     Purchased patents and licenses to use technology are capitalized and amortized on a straight-line basis over a prudent estimate of the time the Company is expected to benefit from them. An independent valuation is made of any in-process research and development on acquisition and that amount is written off immediately. One such project was acquired during the year to December 31, 2000 and was independently valued at £150,000.

     Goodwill.

     Goodwill represents the excess of the fair value of the consideration paid on acquisition of a business over the fair value of the assets, including any intangible assets identified and liabilities acquired. Prior to 2002, purchased goodwill was capitalized and amortized on a straight-line basis over a prudent estimate of the time that the Company is expected to benefit from it. Upon adoption of SFAS 142, on January 1, 2002, the Company ceased amortizing goodwill. The value of goodwill carried forward at the end of 2001 has been frozen at £2,274,000 and goodwill will be tested for impairment at least annually. The Company has completed the transitional impairment review upon adoption of SFAS 142 (January 1, 2002) and determined that there is no indication of impairment with respect to goodwill.

     Impairment charges.

     The Company reviews long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets are written down to their estimated fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     Revenue recognition.

     Revenue consists of license fees received under the terms of license agreements with customers to enable them to use the Company’s intellectual property, which is customized to each customer’s manufacturing process. The Company receives royalties on sales by the Company’s customers of products containing ARM technology. It also supplies off-the-shelf software tools, bought-in boards and toolkits, training and consultancy services.

     The Company primarily earns revenues from licensing its intellectual property to leading electronics companies which in turn manufacture, market and sell microprocessors, ASICs and ASSPs based on the Company’s architecture to systems companies for incorporation into a wide variety of end products. The company’s intellectual property consists of software and related documentation which enables a customer to design and manufacture microprocessors and related technology and software. Most licenses are designed to meet the specific requirements of each customer and are generally not time limited in their application. In general, the time between the signing of a license and final customer acceptance is between 6 and 15 months. Upgrades or modifications to the licensed intellectual property are not provided. Following customer acceptance, the Company has no further obligations under the license agreement. Revenue from per-use licenses is recognized when the product is accepted by the customer.

     In accordance with SOP 81-1 “Accounting for performance of construction-type and certain production type contracts”, when license agreements include deliverables that require “significant production, modification or customization”, contract accounting is applied. Revenues from license fees are recognized based on the percentage-to-completion method over the period from signing of the license to customer acceptance and the completion of all outstanding obligations. The amount of revenue recognized is based on the total license fees under the license agreement and the percentage to completion achieved. The percentage to completion is measured by monitoring progress using records of actual time incurred to date in the project, compared with the total estimated project requirement. Revenues are only recognized when collectability is probable. Estimates of total project requirement are based on prior experience of customization, delivery and acceptance of the same or similar technology and are reviewed and updated regularly by management. Under the percentage to completion method, provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of such losses is determined.

     Agreements including rights to unspecified products are accounted for using subscription accounting, revenue from the arrangement being recognized over the term of the arrangement or an estimate of the economic life of the products offered, if no term is specified, beginning with the delivery of the first product.

     In accordance with SOP 97-2 “Software revenue recognition”, where agreements involve multiple elements that do not require “significant production, modification or customization”, the entire fee from such arrangements has been allocated to each of the individual elements based on each element’s relative fair value. Revenue for each element is then recognized when the revenue recognition criteria for that element is met.

     In addition to the license fees, contracts generally contain an agreement to provide post contract support (support and maintenance) (PCS) which consists of an identified customer contact at the Company, and telephone or e-mail support. Revenue related to PCS is recognized based on vendor-specific objective evidence (VSOE), determined based on the price of PCS when sold separately. Revenue for PCS is recognized on a straight-line basis over the period for which support and maintenance is contractually agreed by the Company with the licensee.

     Sales of boards and toolkits are recognized upon delivery. Where necessary, and in the circumstances permitted by SOP 97-2, the costs associated with providing post contract support have been accrued.

     Services, such as consulting and training, which are not essential to the functionality of the intellectual property, are accounted for separately based on VSOE. Revenue is recognized as services are performed and collectability is probable.

     The excess of fees invoiced over revenue recognized in respect of such fees is recorded as a deferred revenue liability.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     Royalty revenues are earned on sales by the Company’s customers of products containing ARM technology. Revenues are recognized when ARM receives notification from the customer of product sales, or receives payment of any fixed royalties, normally quarterly in arrears.

     Revenue from consulting projects, which are typically of a short duration, is recognized when the service has been provided and all obligations to the customer under the consulting agreement have been fulfilled. For longer-term and more complex consulting projects, typically containing several project milestones, where significant modification to ARM core-based intellectual property is required, revenue is recognized on a percentage-to-completion basis as milestones are achieved. This method approximates to percentage to completion based on labor inputs.

     Restructuring costs.

     Restructuring costs include the cost of redundancy payments to 98 employees in 2002 and the cost of outplacement services.

     Research and development.

     All ongoing research and development expenditure is expensed in the period in which it is incurred.

     Advertising costs.

     All advertising costs are expensed in the period in which they are incurred.

     Grants.

     Grants in respect of specific research and development projects are receivable from the European Commission, a European organization which funds certain research and development activities on application to it for the purposes of furthering research and development activities within the European Union. The Company retains significant rights to intellectual property developed under projects which are funded under these arrangements. Grants received are intended to cover 50% of expected project costs. Grant income is recognized over the period of the project in line with the costs incurred. Unconditional undertakings have been received from the European Commission to provide the funding, and there is no obligation to refund any amounts already received. Amounts receivable under these arrangements in the year ended December 31, 2002 were £199,000 (2001: £268,000; 2000: £186,000) and were netted against related research and development costs.

     Pension costs.

     The Company contributes to defined contribution plans substantially covering all employees in Europe and the US and to government pension schemes for employees in Japan, South Korea, Taiwan, China and Israel. The Company contributes to these plans based upon various fixed percentages of employee compensation and such contributions are expensed as incurred. The amount of contributions expensed by the Company for the years ended December 31, 2000, 2001 and 2002 were £1,160,000, £1,591,000 and £1,894,000, respectively.

     Cash equivalents.

     The Company considers all highly liquid investments with original maturity dates of three months or less to be cash equivalents.

     Allowance for doubtful debts.

     Allowance is made for doubtful debts following review of individual customer circumstances by management.

     Inventory.

     Inventory is stated at the lower of cost and net realizable value. In general, cost is determined on a first-in-first out basis and includes transport and handling costs. Where necessary, provision is made for obsolete, slow-moving and defective inventory.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     Property and equipment.

     The cost of property and equipment is their purchase cost, together with any incidental costs of acquisition.

     Depreciation is calculated so as to write off the cost of property and equipment, less their estimated residual values, on a straight-line basis over the expected useful economic lives of the assets concerned. The principal economic lives used for this purpose are:

Freehold buildings	25 years
Leasehold improvements	5 years or term of lease, whichever is shorter
Computers and software	3 years
Fixtures and fittings	5–10 years
Motor vehicles	4 years

     Provision is made against the carrying value of tangible fixed assets where an impairment in value is deemed to have occurred.

     Operating leases.

     Costs in respect of operating leases are charged on a straight-line basis over the lease term.

     Currency translation.

     The functional currency for the Company’s operations is the local currency in which it operates.

    The assets and liabilities of subsidiaries denominated in foreign currencies are translated into sterling at rates of exchange ruling at the balance sheet date.

    Statements of income of overseas subsidiaries are translated at the average exchange rate for the period. Translation differences are taken to the cumulative translation adjustment.

     The Company utilizes forward exchange contracts to manage the exchange risk on actual transactions related to accounts receivable, denominated in a currency other than the functional currency of the business. The Company’s forward exchange contracts do not subject the Company to risk from exchange rate movements because the gains and losses on such contracts offset losses and gains, respectively, on the transactions being hedged. Because the Company does not meet the criteria for hedge accounting, the forward contracts and the related accounts receivable are recorded at fair value at each period end. All recognized gains and losses resulting from the settlement of the contracts are recorded within general and administrative costs in the income statement. The Company does not enter into foreign exchange contracts for the purpose of hedging anticipated transactions.

     Other transactions denominated in foreign currencies have been translated into sterling at actual rates of exchange ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies have been translated at rates ruling at the balance sheet date. Exchange differences have been included in general and administrative costs.

     From time to time, the Company enters into sales contracts denominated in a currency (typically US dollars) that is neither the functional currency of the Company nor the functional currency of the customer. In accordance with SFAS 133, “Accounting for derivative instruments and hedging activities”, where there are uninvoiced amounts on such contracts, the Company carries such derivatives at fair value. The resulting gain or loss is recognized in the income statement under general and administrative costs. For the year ended December 31, 2002 the loss on exchange is £950,000 (2001; £nil; 2000; £nil).

     Income taxes.

     Income taxes are computed using the liability method. Under this method, deferred income tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established against deferred tax assets where it is more likely than not that some portion or all of the asset will not be realized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     Earnings per share.

     Basic earnings per common share is computed based on the weighted average number of ordinary shares. Diluted earnings per common share is computed by including potential common shares where the effect of their inclusion would be dilutive. The diluted share base for the 12 months ended December 31, 2002 excludes incremental shares of approximately 19,608,000 (2001: 6,258,000; 2000: 274,000) related to employee stock options. These shares are excluded due to their antidilutive effect as a result of the exercise price of these shares being higher than the market price. The ordinary equivalent shares for share options were determined using the treasury stock method.

     Accounting for stock based compensation.

     The Company has elected to use the intrinsic value-based method to account for all its employee stock-based compensation plans, under the recognition and measurement principles of APB Opinion No. 25, “Accounting for stock issued to employees”, and related interpretations. Stock-based employee compensation cost in respect of certain SAYE options (see below) of £56,000 is reflected in net income. No compensation cost is recorded in respect of the other stock option plans, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Apart from options issued to certain executive directors, there are no performance conditions attached to the exercise of options. For executive directors, discretionary share options of up to two times base salary may be issued each year that will vest after seven years. If, however, the Company achieves fully diluted EPS growth of 33.1% above the rate of inflation over a period of three years, then all the options are exercisable after three years.

     The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, “Accounting for stock-based compensation”, to stock-based employee compensation.

	Year ended December 31

	2000		2001		2002
	£000		£000		£000

Net income:
As reported	29,377		34,002		31,637
Deduct: Total stock-based compensation expense determined
under fair value based method for all awards, net of related
tax effects	(8,265)		(11,610)		(11,165)
Add back: Total stock-based compensation expenses
determined under the intrinsic value-based method	-		-		56

Pro forma net income	21,112		22,392		20,528

Basic earnings per common share (pence):
As reported	3.0	p	3.4	p	3.1	p
Pro forma	2.2	p	2.2	p	2.0	p
Diluted earnings per common share (pence):
As reported	2.9	p	3.3	p	3.1	p
Pro forma	2.1	p	2.2	p	2.0	p

     The fair value of options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000: risk-free interest rate of 5.1% (2001; 5.1%; 2000; 6.0%); expected life of four years; 80% (2001; 79%; 2000; 74%) volatility; and no dividends.

     The Company operates Save As You Earn (SAYE) schemes in the UK and an Employee Share Purchase Plan (ESPP) in the US. Options under these schemes are granted at a 15% discount to market price of the underlying

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

shares on the date of grant. The UK SAYE schemes are approved by the UK Inland Revenue, which stipulates that the savings period must be at least 36 months. During the year, the Emerging Issues Task Force (EITF) reached a consensus, contained within EITF 00-23, that savings plans which have a savings period in excess of 27 months should be treated as compensatory. In accordance with EITF 00-23, which applies to new offers after January 24, 2002, the Company has recognized a compensation charge in respect of the UK SAYE plans offered since that date. The compensation charge is calculated as the difference between the market price of the shares at the date of grant and the exercise price of the option and is recorded on a straight-line basis over the savings period. The compensation charge recorded in 2002 is £56,000. The deferred compensation at December 31, 2002 was £313,000.

     In addition, the EITF reached a consensus that an employer’s offer to enter into a new SAYE contract at a lower price than an existing contract causes variable accounting for all existing awards subject to the offer. Variable accounting commences for all existing awards when the offer is made, and for those awards that are retained by employees because the offer is declined, variable accounting continues until the awards are exercised, are forfeited or expire unexercised. New awards are accounted for as variable to the extent that previous higher priced options are canceled. The compensation charge recorded in 2002 as a result of these provisions is £nil. The number of options to which variable accounting applies is approximately 980,000.

     Employee share ownership plans.

     Treasury stock represents the cost of shares in the Company held by the Employee Benefit Trust (“ESOP”) and the Qualifying Employee Share Ownership Trust (“QUEST”).

     The ESOP was set up on April 16, 1998 to facilitate the recruitment, retention and motivation of employees. No options had been granted over these shares and no shares had been allocated at December 31, 2002. The market value of unearned shares at December 31, 2002 was approximately £240,000. All costs relating to the schemes are recognized in the income statement as they accrue and the ESOP has waived the right to receive dividends of over and above 0.01p per share on all shares held. For the purpose of earnings per share calculations, the shares are treated as canceled until such time as they vest unconditionally.

     Treasury stock held also includes £728,000 relating to 1,796,754 shares held by the Company’s QUEST, which was established by the Company during 1999.

     The Company established the QUEST to acquire new shares in the Company for the benefit of employees and directors of the Company. No shares were purchased in 2001 or 2002. In 2000, 2,042,999 shares were purchased as detailed below.

     On March 13, 2000, and November 7, 2000, the Company provided £14,445,000 and £4,291,000 respectively of which £14,018,000 and £3,769,000, respectively, being £17,787,000 in total, was by way of a gift, and £427,000 and £522,000, respectively, being £949,000 in total, was by way of a loan. On the same dates, the QUEST subscribed at market value for 1,483,440 and 559,559, respectively, of the Company’s 0.05 pence ordinary shares. The shares rank pari passu in all respects with the existing ordinary shares. They will be allocated to employees and directors to satisfy their options granted under the Company’s Save As You Earn Option Schemes.

     The cost of all the shares has been treated as treasury stock. The excess of the subscription price over the nominal value, which amounts to £718,082, has been taken to additional paid-in capital. For the purpose of earnings per share calculations, the shares are treated as canceled until such time as they vest unconditionally.

     During 2002, 220,846 shares were allocated from the QUEST following the exercise of share options granted under the Company’s Save As You Earn scheme. In 2001, 3,925,400 shares were allocated.

     Under the terms of the trust deed, dividends have been waived on the shares held by the QUEST, and all costs relating to the scheme are dealt with in the income statement as they accrue.

     Employer’s taxes on share options.

     Employer’s National Insurance in the UK and equivalent taxes in other jurisdictions are payable on the exercise of certain share options issued to employees in certain tax jurisdictions. In accordance with EITF 00-16 no provision has been made for the employer’s taxes on these share options. These amounts will be recognized in the consolidated income statement when payable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     Recently issued accounting standards.

     In June 2002, the FASB issued SFAS No. 146 (“SFAS 146”), “Accounting for costs associated with exit or disposal activities”. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3, “Liability recognition for certain employee termination benefits and other costs to exit an activity (including certain costs incurred in a restructuring)”. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of the commitment to an exit plan. SFAS 146 states that a commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. Therefore, SFAS 146 eliminates the definition and requirement for recognition of exit costs in EITF 94-3. It also established that fair value is the objective for initial measurement of the liability. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Management does not expect the adoption of SFAS 146 to have a material effect on its consolidated financial statements.

     In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others”. FIN 45 requires the guarantor to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also elaborates on the disclosure to be made by a guarantor in its financial statements about its obligation under certain guarantees that it has issued and to be made in regard of product warranties. The initial recognition and movement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002; while the provisions of the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. Management does not expect the adoption of FIN 45 to have a material effect on its consolidated financial statements.

     In November 2002, the EITF reached a consensus on Issue 00-21, “Accounting for revenue arrangements with multiple deliverables”. This issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, the Issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The provisions of this Issue are effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003, with early application permitted. Management is currently evaluating the impact that adoption of this issue will have on its consolidated financial statements.

     In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), “Consolidation of variable interest entities”. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated financial statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period. Management does not expect the adoption of FIN 46 to have a material effect on its consolidated financial statements.

     Companies Act 1985.

     These financial statements do not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985 of Great Britain (the “Companies Act”). The Company’s statutory accounts, which are its primary financial statements, are prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”) in compliance with the Companies Act and are presented in pounds sterling. Statutory accounts (upon which the auditors gave unqualified reports under Section 235 of the Companies Act which did not contain statements under sub-sections 237(2) and (3) of the Companies Act) for the years ended December 31, 2000 and 2001 have been, and those for the year ended December 31, 2002 will be, delivered to the Registrar of Companies for England and Wales. Dividends are required to be declared in sterling out of profits available for that purpose as determined in accordance with UK GAAP and the Companies Act.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.  Related party transactions.

     Until the partial disposal of Palmchip Corporation in 2000 the directors regarded Palmchip as a related party by virtue of its being an associated undertaking; in 2000, prior to the partial disposal, Palmchip repaid a loan of £248,000 previously made to it by ARM Limited.

3.  Income taxes

     Income before income tax is analyzed as follows:

	Year ended December 31,

	2000	2001	2002

	(in thousands)
United Kingdom	£32,568	£46,394	£40,646
Foreign	2,816	3,910	4,776

	35,384	50,304	45,422

The provision for income taxes consisted of:

	Year ended December 31,

	2000	2001	2002

	(in thousands)
Current
United Kingdom	£4,968	£14,502	£12,852
Foreign	479	1,441	1,791

Total current	5,447	15,943	14,643
Deferred
United Kingdom	72	268	(500)
Foreign	488	91	(358)

Total deferred	560	359	(858)

Total provision for income taxes	6,007	16,302	13,785

     Included in the provision for income taxes is a current tax charge of £754,000 (2001: £428,000; 2000: £nil) and a deferred tax credit of £60,000 (2001: charge of £146,000; 2000: charge of £617,000) in relation to employee stock options. Such benefits are reflected as additional paid-in capital.

     The taxation charge in 2000 was reduced by £5,331,000 following a payment of £17,787,000 to the QUEST detailed in Note 1. There were no payments to the QUEST in 2001 or 2002.

     Total income tax expense differs from the amounts computed by applying the UK statutory income tax rate of 30% for 2002, 2001 and 2000 to income before income tax as a result of the following:

	Year ended December 31,

	2000	2001	2002

	(in thousands)
UK statutory rate 30% (2001: 30%; 2000: 30%;)	£10,615	£15,091	£13,627
Permanent differences arising on payment to QUEST	(5,331)	—	—
Permanent differences – other (1)	690	1,150	186
Differences in statutory rates of foreign countries	53	99	115
Other, net	(20)	(38)	(143)

	6,007	16,302	13,785

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1)	Permanent differences comprise permanent adjustments, non-deductible stock option compensation and the UK research and development tax credit.

Significant components of the deferred tax assets are as follows:

	Year ended December 31,

	2000	2001	2002

	(in thousands)
Fixed asset temporary differences	£852	£584	£1,193
Temporary difference on available for sale securities	(458)	—	—
Non-deductible accruals and reserves	346	255	519
Losses carried forward	1,710	1,397	544

Total deferred tax assets	2,450	2,236	2,256
Valuation allowance	(1,710)	(1,397)	(559)

Net deferred tax assets	740	839	1,697

     UK income taxes have not been provided at December 31, 2002 on unremitted earnings of approximately £10,142,000 (2001: £7,401,000; 2000: £4,641,000) of subsidiaries located outside the UK as such earnings are considered to be permanently invested. If these earnings were to be remitted without offsetting tax credits in the UK withholding taxes would be approximately £518,000 (2001: £385,000; 2000: £232,000).

     The valuation allowance relates to net operating loss carryforwards of certain subsidiaries, where management believe it is more likely than not such amounts will not be realized. None of the loss carryforwards expires before 2018.

4.  Earnings per share

	For the year ended December 31, 2000

	Income	Shares number	Per Share Amount

Net income	£29,377,000
Basic EPS:
Income available to common stockholders	29,377,000	970,947,067	3.0	p
Effect of dilutive securities:
Stock options		57,329,109
Diluted EPS:
Income available to common stockholders plus assumed conversion	29,377,000	1,028,276,176	2.9	p

	For the year ended December 31, 2001

			Per Share
	Income	Shares number	Amount

Net income	£34,002,000
Basic EPS:
Income available to common stockholders	34,002,000	999,741,581	3.4	p
Effect of dilutive securities:
Stock options		24,891,393
Income available to common stockholders plus assumed conversion	34,002,000	1,024,632,974	3.3	p

	For the year ended December 31, 2002

			Per Share
	Income	Shares number	Amount

Net income	£31,637,000
Basic EPS:
Income available to common stockholders	31,637,000	1,012,295,401	3.1	p

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	For the year ended December 31, 2002

	Income	Shares number	Per Share Amount

Effect of dilutive securities:
Stock options		8,465,051
Income available to common stockholders plus assumed conversion	31,637,000	1,020,760,452	3.1	p

     The following table summarizes the Company’s reported results along with the adjusted amounts, as if the Company had adopted SFAS 142 and discontinued goodwill amortization as of January 1, 2000:

Year ended December 31

2000	2001	2002
£000	£000	£000

Reported net income	29,377		34,002		31,637
Add back goodwill amortized	1,297		1,929		-

Adjusted net income	30,674		35,931		31,637
Basic earnings per share:
Reported net income	3.0	p	3.4	p	3	.1p
Goodwill amortization	0.1	p	0.2	p	-

Adjusted basic earnings per share	3.1	p	3.6	p	3	.1p

Diluted earnings per share:
Reported net income	2.9	p	3.3	p	3	.1p
Goodwill amortization	0.1	p	0.2	p	-

Adjusted diluted earnings per share	3.0	p	3.5	p	3	.1p

5. Business risks and credit concentration

     The Company operates in the intensely competitive semiconductor industry which has been characterized by price erosion, rapid technological change, short product life cycles, cyclical market patterns and heightened foreign and domestic competition. Significant technological changes in the industry could affect operating results.

     Financial instruments that potentially subject the Company to concentrations of credit risk comprise principally cash and cash equivalents and accounts receivable. The Company generally does not require collateral on accounts receivable, as many of the Company’s customers are large, well established companies. The Company has not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic area.

     The Company markets and sells to a relatively small number of customers with individually large value transactions. For further information see Note 11. At December 31, 2002 and 2001 no customers accounted for more than 10% of accounts receivable. At December 31, 2000 one customer accounted for 10.4% of accounts receivable.

     As of December 31, 2000, 2001 and 2002 the Company’s cash and cash equivalents were deposited with major clearing banks in the UK in the form of money market deposits for varying periods of up to three months.

6.  Investments

     On February 1, 2001 the Company purchased part of the business and assets of Noral Micrologics Limited for cash consideration of £1,351,000. The purchase consideration has all been treated as goodwill, as the book and fair value of the assets acquired was negligible.

     On June 21, 2000 all of the issued share capital of EuroMIPS Systems SAS (now ARM France SAS) was purchased for cash consideration of £864,000; and on September 18, 2000 all of the issued share capital of Allant Software Corporation was purchased for cash consideration of £2,193,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     Further to the cash consideration for the cost of the acquisitions, the acquisition agreements provide for cash bonuses and payments for post-acquisition pre-defined services provided by employees. These are being treated as payroll costs of the periods to which the services relate.

     Following a detailed review of the acquired companies’ balance sheets and their accounting policies it was considered that no fair value adjustments were necessary.

     Following an independent valuation of the in-process research and development acquired with Allant Software Corporation, £150,000 was written off through the income statement to research and development.

     The combinations have been accounted for using the purchase method.

     Unaudited pro forma results of the Company and the acquired businesses have not been presented as the acquired businesses are immaterial to the Company’s results.

     In 2002, the Company invested £1,500,000 in available-for-sale securities of Superscape plc, a company listed on the London Stock Exchange. In 2001, the Company disposed of two available-for-sale investments realizing a gain of £655,000.

     In March 2000, the Company disposed of part of its shareholding in Palmchip Corporation, reducing its holding from 45.4% to 4.9%. The Company recognized a £512,000 profit on the sale of these shares.

     Impairments during 2002 against unlisted investments held at the year end amounted to £826,000 (2001: £613,000).

7.   Property and equipment

	December 31,

	2001	2002

	(in thousands)
Owned buildings	£190	£190
Construction in progress-leasehold improvements	75	—
Leasehold improvements	11,863	18,763
Computers	9,973	10,811
Software	24,370	31,095
Fixtures, fittings and motor vehicles	2,819	3,101

	49,290	63,960
Less: accumulated depreciation	(26,622)	(38,239)

Property and equipment, net	22,668	25,721

     Depreciation charged to income for the years ended December 31, 2000, 2001 and 2002 was £6,246,000, £9,327,000 and £12,463,000, respectively.

8.  Intangible fixed assets

	Goodwill	Patents	License	Total	Goodwill	Patents	Licenses	Total
	2001	2001	2001	2001	2002	2002	2002	2002

		(in thousands)				(in thousands)

At cost	5,594	7,513	3,877	16,984	5,594	8,196	4,049	17,839
Less: accumulated amortization	3,320	—	1,325	4,645	3,320	1,595	2,507	7,422

Net	2,274	7,513	2,552	12,339	2,274	6,601	1,542	10,417

     Goodwill, being the difference between the fair value of the consideration and the fair value of the assets and liabilities assumed, arose on purchase of the following subsidiaries and businesses:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

  Micrologic Solutions Limited, purchased in October 1999;

  EuroMIPS Systems SAS, purchased in June 2000 for cash consideration of £764,000, and associated costs of £100,000; goodwill of £779,000 arose;

  Allant Software Corporation, purchased in September 2000 for cash consideration of £2,124,000 and associated costs of £69,000; goodwill of £1,962,000 arose on the acquisition; £150,000, of in process research and development was written off immediately;

  Infinite Designs Limited, purchased in March 2000 for cash consideration of £375,000; goodwill of £375,000, arose on this acquisition; and

  Noral Micrologics Limited, purchased in February 2001 for cash consideration of £1,351,000; goodwill of £1,351,000 arose on this acquisition.

     Until the adoption of SFAS 142 on January 1, 2002 (see Note 1), goodwill was being amortized on a straight-line basis over periods of up to three years, determined in each case by reference to employee turnover rates in the industry and the individual technology acquired with the acquisitions. In accordance with SFAS 142, goodwill is no longer amortized, and is tested for impairment at least annually.

     Licenses to use technology are being amortized over periods of three years to five years. The amortization periods for licenses have been determined according to their estimated useful economic life.

     Patents are being amortized over five years, being the period over which the Company will derive benefit from them.

     The estimated amortization expense of intangible assets in each of the next five years is set out below:

Years ending December 31	£000

2003	2,617
2004	1,881
2005	1,862
2006	1,738
2007	45

9.  Shareholders’ equity

     Share capital

     There was a share split in April 2000. Shareholders received five shares with a nominal value of 0.05 pence per share for every one share held with a nominal value of 0.25 pence.

     Share options

     The board is authorized to issue options to acquire ordinary shares in the Company up to a maximum of 10% of the issued ordinary share capital in any five year period. Options issued prior to the listing of the Company are excluded from this calculation.

     Under the Approved Scheme, the Company may grant options to directors and employees meeting certain eligibility requirements. Options under the Approved Scheme are exercisable between three and ten years after their issue, after which time the options expire.

     Under the Company’s Unapproved Scheme, for which it has not sought approval from the UK Inland Revenue, options are exercisable one to seven years after their issue, after which time the options expire. The Company also operates the US ISO Share Option Plan, which is substantially the same as the Unapproved Scheme, the main difference being that the options are exercisable one to five years after their issue. Under both these schemes, options are exercisable as follows: 25% maximum on first anniversary, 50% maximum on second anniversary, 75% maximum on third anniversary, 100% maximum on fourth anniversary.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

    In 1998, the Company set up two savings related share option schemes for all employees and executive directors of the Company. The number of options granted is related to the value of savings made by the employee. The period of savings is three or five years except for employees of ARM, INC. where the period is two years. The option price is currently set at 85% of the market share price prior to the grant, and the right to exercise normally only arises for a six-month period once the savings have been completed except for ARM, INC. where the right to exercise normally only arises for a three-month period once the savings have been completed. The Company set up two further savings related option schemes in each of 2000, 2001 and 2002 for all employees and executive directors of the Company, which have the same characteristics as those schemes set up 1998.

Option activity is summarized as follows:

	Outstanding options

	Number of	Weighted average
	shares	exercise price

Balances, December 31, 1999	80,814,215	£0.318
Granted in year	5,867,630	£6.171
Lapsed in year	(1,341,025)	£1.884
Exercised in year	(38,338,347)	£0.060

Balances, December 31, 2000	47,002,473	£1.214
Granted in year	8,189,032	£3.398
Lapsed in year	(1,283,752)	£3.433
Exercised in year	(18,457,205)	£0.136

Balances, December 31, 2001	35,450,548	£2.199
Granted in year	10,081,501	£2.290
Lapsed in year	(3,269,030)	£1.965
Exercised in year	(7,211,670)	£0.691
Balances, December 31, 2002	35,051,349	£2.557

     The weighted average grant-date fair value of options granted during 2002 was £2.34 for executive options and £1.83 for sharesave options. The weighted average exercise price of options exercisable at December 31, 2002 was £1.71 (December 31, 2001: £1.03).

     The following options over ordinary shares were in existence at December 31, 2002.

Number of			Remaining		Exercisable at
ordinary shares		Exercise price per share	contractual life	Exercise period	December 31, 2002

320,000		£0.02	3.5 years	1999–2006	320,000
600,000		£0.02	0.5 years	1999-2003	600,000
725,500		£0.026	4.2 years	2000–2007	725,500
8,000		£0.026	1.3 years	2000–2004	8,000
80,000		£0.0425	1.4 years	2000–2004	80,000
70,000		£0.0625	1.5 years	2000–2004	70,000
150,000		£0.0625	1.8 years	2000–2004	150,000
230,000		£0.0625	2.0 years	2000–2004	230,000
660,000		£0.1125	5.2 years	2001–2008	660,000
55,036	(2)	£0.1125	0.2 years	1999–2003	55,036
134,309	(2)	£0.3875	0.4 years	1999–2003	134,309
115,000		£0.3875	2.4 years	2001–2005	115,000
125,000		£0.5275	5.6 years	2001–2008	125,000
54,322	(2)	£0.5275	0.6 years	1999–2003	54,322
51,000		£0.405	5.8 years	2001–2008	51,000
34,550	(2)	£0.405	0.8 years	1999–2003	34,550

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Number of			Remaining		Exercisable at
ordinary shares		Exercise price per share	contractual life	Exercise period	December 31, 2002

2,909,507		£1.224	6.2 years	2002–2009	2,909,507
1,489,869	(2)	£1.224	1.2 years	2000–2004	763,619
4,986,040		£1.224	3.2 years	2002–2006	4,986,040
158,259		£1.338	6.3 years	2002–2009	158,259
41,254	(2)	£1.338	1.3 years	2000–2004	27,504
42,740		£1.338	3.3 years	2002–2006	42,740
75,490		£1.765	6.6 years	2002–2009	75,490
40,002	(2)	£1.765	1.6 years	2000–2004	27,502
26,010		£1.765	3.6 years	2002–2006	26,010
91,570		£4.26	6.9 years	2002–2009	91,570
76,680		£4.26	3.9 years	2002–2006	76,680
121,250		£7.738	-	2003–2010	-
52,500	(2)	£7.738	2.1 years	2001–2005	26,250
70,000		£7.738	-	2003–2007	-
80,465		£6.136	-	2003–2010	-
10,000	(2)	£6.136	2.3 years	2001–2005	5,000
36,035		£6.136	-	2003–2007	-
50,000	(2)	£6.27	2.3 years	2001-2005	25,000
346,763		£6.155	-	2003–2010	-
794,000	(2)	£6.155	2.4 years	2001–2005	397,000
2,689,555	(2)	£6.155	4.4 years	2001–2007	672,388
24,250	(2)	£6.70	2.6 years	2001–2005	12,125
162,500	(2)	£6.70	4.6 years	2001–2007	81,250
145,750	(2)	£6.33	2.8 years	2001–2005	72,875
252,500	(2)	£6.33	4.8 years	2001–2007	126,250
83,000	(2)	£4.43	3.1 years	2002–2006	20,750
436,500	(2)	£4.43	5.1 years	2002–2008	218,250
590,521		£3.35	-	2004–2011	-
1,305,900	(2)	£3.35	3.4 years	2002–2006	326,475
3,760,529	(2)	£3.35	5.4 years	2002–2008	940,132
62,909	(3)	£3.815	-	2008–2008	-
58,813		£2.84	-	2004–2011	-
28,000	(2)	£2.84	3.6 years	2002–2006	7,000
20,822	(2)	£2.84	5.6 years	2002–2008	5,205
139,000		£3.75	-	2004–2011	-
44,750	(2)	£3.75	3.8 years	2002–2006	11,187
51,000	(2)	£3.75	5.8 years	2002–2008	12,750
62,500	(2)	£3.145	-	2003–2007	-
176,250	(2)	£3.145	-	2003–2009	-
1,072,098		£2.465	-	2005–2012	-
4,294,627	(2)	£2.465	-	2003–2009	-
406,896	(3)	£2.465	-	2005–2009	-
1,500,675	(2)	£2.465	-	2003–2007	-
223,515	(2)	£2.1475	-	2003–2009	-
128,500	(2)	£1.505	-	2003–2007	-
378,250	(2)	£1.505	-	2003–2009	-
68,750	(2)	£0.425	-	2003–2007	-
120,000	(2)	£0.425	-	2003–2009	-
3,500	(2)	£0.5725	-	2003–2007	-
35,000	(2)	£0.5725	-	2003–2009	-
179,400	(1)	£0.2445	-	2003–2003	-
11,240	(1)	£1.099	-	2004–2004	-
26,481	(1)	£5.65	-	2003–2003	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Number of			Remaining		Exercisable at
ordinary shares		Exercise price per share	contractual life	Exercise period	December 31, 2002

4,896	(1)	£5.65	-	2005–2005	-
203,480	(1)	£3.069	-	2004–2004	-
28,366	(1)	£3.069	-	2006–2006	-
22,349	(1)	£3.069	-	2003–2003	-
905,064	(1)	£1.82537	-	2005–2005	-
242,922	(1)	£1.82537	-	2007–2007	-
189,140	(1)	£1.82537	-	2004–2004	-
35,051,349					15,557,525
_________________
(1)	These relate to options granted under the Company’s savings-related share option schemes.
(2)	Options are exercisable as follows: 25% maximum on first anniversary, 50% maximum on second anniversary, 75% maximum on third anniversary, 100% maximum on fourth anniversary.
(3)	These options will vest after seven years unless certain criteria are met, in which case they will vest between three and seven years.

     At December 31, 2002, the Company had three share option plans and seven savings-related share option schemes. The Company applies APB Opinion No. 25 and related interpretations in accounting for its plans.

10.  Commitments and contingencies

     The Company leases its office facilities and certain equipment under non-cancellable operating lease agreements which expire at various dates through 2018. Future minimum lease commitments at December 31, 2002, are as follows:

Years ending December 31	Operating lease

£000
2003	5,149
2004	4,791
2005	3,054
2006	2,250
2007	2,110
Thereafter	17,682

Total minimum lease payments	35,036

     Rental expense under operating leases totaled £2,746,000, £3,101,000 and £5,199,000 for the years ended December 31, 2000, 2001 and 2002 respectively.

     The Company has an obligation if certain criteria are met, to make a $3,00,000 investment representing a minority holding in a “fabless” semiconductor company set up to create and sell ARM core-based microprocessor cores to be licensed from ARM.

     In 2002, a lawsuit was filed against the Company claiming that the Company’s Jazelle technology for Java acceleration infringes a US patent. The Company is confident that its products do not infringe the patent cited in the lawsuit or any other patents is defending the action vigorously and believes that the matter could be concluded quickly.

11.  Geographic and segment information

     The Company operates in, and is managed as, a single product segment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     The following analysis is of revenues by geographic segment and origin and long-lived assets by group companies in each territory:

	Year ended December 31,

	2000	2001	2002

		(in thousands)
Revenues (by market destination)
Europe	£20,616	£27,103	£26,731
United States	55,233	72,271	67,087
Japan	18,007	33,548	38,294
East Asia, excluding Japan	6,874	13,352	18,810

Total revenues	100,730	146,274	150,922

     The Company’s exports from the United Kingdom were £87,096,000, £128,303,000 and £135,713,000 for the years ended December 31, 2000, 2001 and 2002, respectively.

	Year ended December 31,

	2000	2001	2002

		(in thousands)
Revenues (by origin)
Europe	£90,248	£131,136	£137,747
United States	5,608	8,431	7,288
East Asia	4,874	6,707	5,887

Total revenues	100,730	146,274	150,922
Long-lived assets, including deferred income taxes
Europe	23,588	35,626	38,044
United States	4,023	3,608	3,751
East Asia	77	167	269

Total long-lived assets	27,688	39,401	42,064

     In 2002 and 2001 no single customer accounted for more than 10% of total revenues. In 2000, one US customer accounted for 15% of total revenues.

12.  Fair values of financial instruments

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

     Cash and cash equivalents and accounts receivable

     The carrying amount approximates fair value because of the short maturity of those instruments.

     Foreign currency forward contracts

     The fair value of foreign currency forward contracts is estimated using the settlement rates prevailing at the period end.

     The estimated fair values of the Company’s financial instruments are as follows:

				Year ended December 31,

		2000		2001			2002

	Carrying			Carrying		Carrying
	amount		Fair Value	amount	Fair Value	amount		Fair Value

				(in thousands)
Cash and cash equivalents	£75,266		£75,266	£104,467	£104,467	£130,304		£130,304
Accounts receivable	18,913		18,913	24,809	24,809	20,516		20,516
Foreign currency contracts	551		551	355	355	1,061		1,061
Embedded derivatives						(950)		(950)