Form 20-F
period 2003-12-31
ARM HOLDINGS PLC
filed 2004-06-21
CIK 1057997

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Commission file number: 0-29644

ARM Holdings plc
(Exact Name of Registrant as Specified in Its Charter)

England
(Jurisdiction of Incorporation or Organization)

110 Fulbourn Road Cambridge CB1 9NJ, England (Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares, each representing 3 Ordinary Shares of 0.05p each	The Nasdaq Stock Market
Ordinary Shares of 0.05p each	The Nasdaq Stock Market*

* Not for trading, but only in connection with the registration of American Depositary Shares representing such Ordinary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

The number of outstanding shares in the capital of ARM Holdings plc as of December 31, 2003:
Ordinary Shares of 0.05p each 1,023,345,650

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the
Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes   ☒      No    ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.
Item 17   ☐      Item 18   ☒

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

        In this report, the terms “UK GAAP” and “US GAAP” refer to generally accepted accounting principles (“GAAP”) in the UK and the US, respectively.

        This annual report includes product names and other trade names, logos and trademarks, either registered or with respect to which applications are pending, of ARM and of other companies. ARM, ARM Powered, Thumb, StrongARM, ARM7TDMI, ARM9TDMI, Jazelle, Multi-ICE, RealView and PrimeCell are registered trademarks of ARM Limited. ARM7, ARM7EJ, ARM7EJ-S, ARM7TDMI-S, ARM720T, ARM9, ARM9TDMI-S, ARM9E, ARM9E-S, ARM9EJ-S, ARM920T, ARM922T, ARM926EJ-S, ARM940T, ARM946E-S, ARM966E-S, ARM10, ARM10E, ARM1020E, ARM1022E, ARM1026EJ-S, ARM11, ARM1136J-S, ARM1136JF-S, SC100, SC110, SC200, SC210, ETM10, ETM10-RV, Integrator, PrimeXsys, AMBA, MOVE, SecurCore, EmbeddedICE, EmbeddedICE-RT, ARM1156T2F-S, ARM1156T2-S, ARM1176JZ-S, ARM1176JZF-S, TrustZone and OptimoDE are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company, ARM Limited; and the regional subsidiaries, ARM Inc., ARM KK, ARM Korea Ltd., ARM Taiwan Ltd, ARM France SAS, ARM Belgium N.V. and ARM Consulting (Shanghai) Co. Ltd.

      Various amounts and percentages set out in this annual report have been rounded and accordingly may not total.

PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM 3.   KEY INFORMATION

SELECTED FINANCIAL DATA

        Our selected financial data at December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 have been derived from our consolidated financial statements prepared in accordance with generally accepted accounting principles in the United States and included in this annual report. Our consolidated financial statements have been audited by PricewaterhouseCoopers LLP, independent chartered accountants. Our summary financial data at and for the years ended December 31, 1999 and December 31, 2000 have been derived from our consolidated financial statements that are not included in this annual report. The following selected financial data should be read in conjunction with, and are qualified in their entirety by reference to our consolidated financial statements and the notes thereto.

	Year ended December 31,
	1999		2000		2001		2002		2003		2003(1)

			(in thousands, except per share data and employees)
Income Statement Data
Revenues	£62,120		£100,730		£146,274		£150,922		£128,070		$229,245
Cost of revenues	9,803		11,647		17,289		13,185		11,022		19,729
Operating expenses (2)	36,530		57,846		82,848		96,456		99,785		178,615

Income from operations	15,787		31,237		46,137		41,281		17,263		30,901
Interest, net	2,266		3,912		4,470		4,373		4,801		8,594
Share of loss of equity affiliate	—		(85)		—		—		—		—
Gain on partial disposal of equity
affiliate	—		512		—		—		—		—
Minority interest	(64)		(192)		(303)		(232)		(105)		(188)

Income before income tax	17,989		35,384		50,304		45,422		21,959		39,307
Provision for income taxes	1,757		6,007		16,302		13,785		8,943		16,008

Net income	16,232		29,377		34,002		31,637		13,016		23,299

Basic earnings per common share	1.7	p	3.0	p	3.4	p	3.1	p	1.3	p	2.3	c
Earnings per common share (assuming
dilution)	1.6	p	2.9	p	3.3	p	3.1	p	1.3	p	2.3	c
Net income from operations per share	1.7	p	2.9	p	3.4	p	3.1	p	1.3	p	2.3	c
Dividends declared per share	—		—		—		—		0.6	p	1.1	c
Research and development as a percentage
of revenues	28%		26%		25%		31%		38%		38%
Balance Sheet Data:
Capital expenditure	5,900		11,842		17,349		15,616		3,605		5,927
Cash and cash equivalents and short-term
investments	51,804		75,266		104,467		130,304		159,786		286,017
Net assets	67,113		100,972		135,845		172,470		188,075		336,655
Capital stock	40,671		42,991		45,935		51,730		53,765		96,240
Shareholders’ equity	67,113		100,972		135,845		172,470		188,075		336,655
Total assets	83,288		127,343		175,814		205,744		222,997		399,165

	Year ended December 31,
	1999	2000	2001	2002	2003	2003(1)

		(in thousands, except per share data and employees)
Employees at year end	443	619	722	721	740	—

(1)	Purely for the convenience of the reader, US dollar amounts have been translated from pounds sterling at the December 31, 2003 closing rate of £1.00 = $1.790. Such transactions should not be construed as representations that sterling could be so converted into US dollars at that rate or at any other rate.

(2)	Non-cash compensation relating to stock options granted between March 1997 and March 1998 at an exercise price below the fair value of the underlying stock on the grant date was recognized in an amount of £736,000 in the year ended December 31, 1999. There was no further compensation charge in 2000 and 2001, however, a charge of £56,000 occurred in 2002. Such cost has been allocated according to the functional areas of the relevant employees as research and development expense in the amounts of £284,000 in 1999; sales and marketing expense in an amount of £268,000 in 1999; and general and administrative expense in an amount of £184,000 in 1999. A further compensation charge of £310,000 occurred in 2003, which was classified as general and administrative expense.

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

Year Ended December 31,	Period Average(1)	Period End

1999	1.6129	1.6150
2000	1.5125	1.4955
2001	1.4382	1.4543
2002	1.4338	1.6100
2003	1.6359	1.7858
2004 (through May 14)	1.6871	1.7608

(1) The average of the noon buying rates on the last day of each full month during the relevant period.

Month	High	Low

November 2003	1.7222	1.6653
December 2003	1.7858	1.7201
January 2004	1.8477	1.7830
February 2004	1.9047	1.8196
March 2004	1.8694	1.8027
April 2004	1.8572	1.7713
May 2004	1.7967	1.7559

     On May 14, 2004 the noon buying rate was $1.7608 to £1.00.

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

General Economic Conditions May Further Reduce Our Revenues and Harm Our Business

        We are subject to risks arising from adverse changes in global economic conditions. Because of economic uncertainties in many of our key markets, many industries are delaying or reducing technology purchases and investments. The impact of this on us is difficult to predict, but if businesses defer licensing our technology, require less services or development tools, or if consumers defer purchases of new products which incorporate our technology (for example, the slower than expected migration to 3G mobile phone technology), our revenue could decline. A decline in revenue would have an adverse effect on our results of operations and could have an adverse effect on our financial condition.

Rapid Technological Changes in Our Industry Are Difficult to Predict – Our Business May Be Adversely Affected if We Cannot Develop New Products on a Timely Basis

        The market for our architecture is characterized by rapidly changing technology and end user needs. Our business, reputation and relationships with our partners could be adversely affected if we cannot develop technological improvements or adapt our architecture to technological changes on a timely basis. Whether we will be able to compete in the future will substantially depend on our ability to advance our technology to meet these changing market and user needs and to successfully anticipate or respond to technological changes in hardware, software and architecture standards on a cost-effective and timely basis. We will have to make significant expenditures to develop our products. The long lead time from the initial design of our technology until it is incorporated into new end user applications will place significant strain on our research and development resources. Certain of our products have suffered delays in the past. We cannot assure you that the design of future products will be completed as scheduled, that we will be successful in developing and licensing new products, that we will not experience difficulties that delay or prevent the successful development, introduction and marketing of new products or that any new products that we may introduce will achieve market acceptance.

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

Our Architecture May Not Continue to be Accepted by the Market

        There are competing microprocessor architectures in the market. We cannot assure you that the market will continue to accept our architecture. Market acceptance of our architecture by semiconductor and systems companies for use in a variety of embedded applications is critical for our success. While our microprocessor architecture has already been licensed by many semiconductor and systems companies for use in a variety of high volume applications in the wireless, consumer electronics and networking markets, other microprocessor architectures have a larger installed base of embedded applications and are supported by a broad base of related software and development tools. A more detailed description of these competing architectures is set forth in the section entitled “Item 4. Information on the Company—Business Overview—Competition” below. It may be difficult for our architecture to succeed against incumbent architectures as systems companies that have used other microprocessor architectures would need to invest in additional training and development tools and convert software for existing embedded applications in order to change to a new architecture. Moreover, some competing microprocessor architectures have been developed by firms, including some of our semiconductor partners, that have substantially greater financial, technical and marketing resources than we do.

There May be Risks Associated With any Strategic Investments or Acquisitions We May Make

        We envisage making strategic investments or acquisitions where there is an opportunity to further the establishment of the ARM architecture. Exploring and implementing any investments or acquisitions will place strain upon our ability to manage our future growth and may divert management attention from our core design and licensing business. There are also other risks associated with this strategy. We cannot assure you that we will be able to make investments or acquire businesses on satisfactory terms or that any business acquired by us or in which we invest will be integrated successfully into our operations or be able to operate profitably.

Competition – We May Not Be Able to Compete Successfully in the Future

        The markets for our products are intensely competitive and characterized by rapid technological change. For example, sales of Development Systems have continued to be affected by increased competition in the debug tools marketplace. We cannot assure you that we will have the financial resources, technical expertise or marketing or support capabilities to compete successfully in the future. Competition is based on a variety of factors including price, performance, product quality, software availability, marketing and distribution capability, customer support, name recognition and financial strength. Further, given our reliance on our semiconductor partners, our competitive position is dependent on their competitive position. In addition, our semiconductor partners do not license our architecture exclusively, and several of them also design, develop, manufacture and market microprocessors based on their own architectures or on other non-ARM architecture. A more detailed description of the competition we face from new technologies or products is set forth in the section entitled “Item 4. Information on the Company—Business Overview—Competition.”

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

Claims May be Made For Which We Do Not Have Adequate Insurance

        Since 2001 the insurance industry has faced unprecedented and escalating global events compounded by international economic uncertainty. As a result of these and other pressures, many insurers have withdrawn from certain market sectors. We have continued with our philosophy of only placing cover with secure underwriters with programs arranged individually to suit our needs. We currently have global insurance policies covering the following significant risks: business interruption, public and products liability, directors and officers liability, errors and omissions liability. We do not insure against claims concerning patent litigation, because we are of the view that any limited cover that could be obtained is prohibitively expensive. Our results of operations could be materially adversely affected by the occurrence of a catastrophic event, to the extent that any resulting loss or claim is not covered under the terms of our then existing insurance policies.

We May be Unable to Protect and Enforce Our Proprietary Rights and We May Have to Defend Ourselves Against Third Parties Who Claim That We Have Infringed Their Proprietary Rights

        Our ability to compete may be affected by whether we can protect and enforce our proprietary rights. We take great care to protect our technology and innovations with patents, agreements with licensees, employees and consultants and other security measures. We also rely on copyright, trademarks and trade secret laws to protect our technology and innovations.

        However, despite our efforts, we cannot assure you that others will not gain access to our trade secrets, or that we can meaningfully protect our technology and innovations. In addition, effective trade secret protection may be unavailable or limited in certain foreign countries. Although we intend to protect our technology and innovations vigorously, there can be no assurance that such measures will be successful.

        A more detailed description of how we protect our intellectual property is set forth in the section entitled “Item 4. Information on the Company—Business Overview—Patent and Intellectual Property Protection.”

        We take great care to establish and maintain the proprietary integrity of our products. We focus on designing and implementing our products in a “cleanroom” fashion, without the use of intellectual property belonging to other third parties, except under strictly maintained procedures and express license rights. In the event that we discover that a third party has intellectual property rights covering a product that we are interested in developing, we will take steps to either purchase a license to use the technology or work around the technology by developing our own solution so as to avoid infringement of that other company’s intellectual property rights. Notwithstanding such efforts, third parties may yet make claims that we have infringed their proprietary rights.

         Our licensees may also face claims from third parties alleging that our technology, as used in their products, infringes such third parties’ intellectual property rights. In these situations, we may be liable to indemnify our licensees for any loss, including the costs of defending the litigation, resulting from these claims. However, any such indemnification obligations are generally capped.

        Whether we are the named defendant in any proceeding or we are liable to indemnify a licensee of ours who is the named defendant, the cost to us of defending our intellectual property rights may be significant and, in any particular period, may have a material adverse impact on our results of operations and operating cash flow.

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

        In 1998, the Company re-registered as a public company under the name ARM Holdings plc when it completed its initial public offering of shares and listed its shares for trading on the London Stock Exchange and for quotation on the Nasdaq National Market. Our principal executive offices are at 110 Fulbourn Road, Cambridge, CB1 9NJ, UK, and our telephone number is +44 (0)1223 400400. ARM, Inc., our US headquarters, is located at 750 University Avenue, Suite 150, Los Gatos, California, 95032, USA and its telephone number is +1 408 579 2200.

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

Industry Background

        Microprocessors are embedded in a wide variety of high volume electronic products, ranging from video games to automotive control systems to digital cellular phones. While most of these microprocessors are invisible and inaccessible to the end user, product designers use the computational capabilities of these embedded microprocessors to implement the operating features of electronic products and control systems. “Embedded microprocessor” is a general term that refers to microprocessors other than the central processing unit (“CPU”) in traditional desktop personal computers (“PCs”).

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

        The embedded microprocessor market has grown to support new electronic products as well as new capabilities and features in existing products. New products with easier user interfaces such as personal digital assistants (“PDAs”) and global positioning systems (“GPSs”) all depend on embedded microprocessors. At the same time, new capabilities and features also drive the need for new and more powerful embedded microprocessors in products such as printers and cellular phones. As consumers demand electronic products and control systems with more features and capabilities and portability, systems companies which manufacture these products and control systems are demanding embedded microprocessors that support increasingly complex functions at low cost, that use power efficiently, that can be rapidly implemented to shorten time to market and that are available in volume from multiple sources.

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

The Company Believes that Key Benefits of the ARM Solution are:

     Delivers high performance at low cost. The Company offers a family of high performance low-cost microprocessor designs which enables systems designers to make the appropriate performance/price trade-offs for use in a particular application. ARM believes that its architecture offers designers the opportunity to design 32-bit RISC embedded microprocessors at leading price/performance ratios. ARM believes that programs written for its innovative Thumb and Thumb-2 code-compression architecture are shorter than for conventional RISC processors, resulting in a reduced need for expensive memory, producing a lower overall system cost. The small die size of ARM cores and microprocessors also keeps costs down, increases power-efficiency and eases their integration into ASIC and system-on-chip solutions.

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

     Global Partner Network. ARM’s global network of partners assures systems companies of sufficient availability for high volume products and, together with ARM’s international presence, gives systems designers global support for their design development. At December 31, 2003, ARM’s technology has been licensed to 128 semiconductor companies, including some of the leading semiconductor companies worldwide. ARM’s broad semiconductor partner base provides systems companies with a wide range of suppliers, thus reducing the dependence of systems companies on any one supplier and producing price competition helping to contain costs of ARM-based microprocessors. ARM’s various partners build their own solutions using ARM technology; there are currently approximately 200 ARM-based ASSPs available for use by systems companies, thus facilitating their use of the ARM architecture. The Company works with numerous, industry leading software systems and tools and development partners, including WindRiver Systems Inc., Symbian PLC, Microsoft Corporation, Palm, Inc., Sun Microsystems, and many others who provide the third party support needed to facilitate the use of ARM technology in a wide variety of applications.

     Focused product roadmaps. Since its inception, ARM has created families of microprocessor cores which have either increased performance, functionality or improved power-efficiency based on targeted and specific market requirements of end user applications. See “—The ARM Families”. The ARM families offer designers a choice of microprocessor cores with performance scaling from 10 to over 1,200 Dhrystone MIPS (millions of instructions per section). As an example of ARM’s end product focus, ARM developed the TrustZone architecture extensions in response to the need of its partners and Original Equipment Manufacturer (“OEM”) customers to address concerns over software security in the latest generations of digital cellular and consumer products. ARM has also developed the Thumb and Thumb-2 extensions to address software code size, ARM’s DSP extensions for signal processing, ARM’s Jazelle extensions for Java™ and the latest ARMv6 architecture are further examples of the Company’s commitment to achieving innovative solutions to meet its customers’ needs. Future generations of ARM products will aim to provide the designer with the ability to craft the optimal balance of performance, cost and power-efficiency needed by systems companies to bring increasingly complex applications to market in the least amount of time.

     Development of Software Tools and Platforms. ARM designs and manufactures its own RealView Developer Suites and RealView Platforms for use with the ARM cores. The collaboration of the ARM core designers and the Development Systems team allows the company to solve the problems of the system designer in designing an ARM based system. Support for the ARM cores is provided in the RealView Developer Suites at an early stage when Lead Partners are just starting to develop with new ARM cores. The new cores are also prototyped in the Platforms to validate the design prior to manufacturing.

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

     Mass storage. The Mass Storage market comprises OEMs manufacturing hard disk drives, tape drives, DVD players and removable storage devices. In this competitive, traditional, high volume embedded market, OEMs are concerned with the silicon area of the microprocessor, the quality of design tools used to write software, processor performance, a long term stable product roadmap and the cost of the processor core. With its extensive embedded core families, its range of software development tools and its multiple silicon supplier business model, ARM offers a unique solution to the needs of the storage market that helps OEMs to minimize the development costs of a project.

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

     Secure. The main constituents of the “Secure target market” are smart cards, Electronic Point Of Sale (“EPOS”) terminals, E-commerce EPOS terminals, and soon Mobile Commerce (“M-commerce”). ARM’s 32 bit RISC processors are well suited to address the smart card market, which requires more performance than the previous 8 and 16 bit CPUs. Also ARM’s very good code density allows more software integration into a fixed silicon size. ARM now also has the family of SecurCore products, targeted specifically at this market, with features that target attack resistance and probing. Most EPOS manufacturers have adopted ARM for the following reasons: ARM has enough performance available to run the required encryption algorithms, ARM silicon can run software modems, there are a range of peripherals available to “plug” around the core and because of the wide choice of silicon partners. EPOS and smart cards are converging into Mobile terminals through M-commerce, generating the need for 3 to 5 CPUs per mobile terminal, which ARM will also target.

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

      For a breakdown of total revenues by geographic market, see Note 12 to the Consolidated Financial Statements.

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

     Maintain Performance Leadership. ARM believes that it provides one of the most cost-effective and best MIPS per watt microprocessor designs for use in embedded applications. In developing its family of microprocessor cores, ARM has successfully devised innovative solutions to customer needs while maintaining performance, low-cost and power-efficiency. The Company is committed to continuing research and development efforts, both internally and in conjunction with its partners, to further improve the ARM technology and develop future generations of the Company’s fundamental technology. See “Item 3. Key Information—Risk Factors—Rapid Technological Changes in Our Industry are Difficult to Predict–Our Business May Be Adversely Affected if We Cannot Develop New Products on a Timely Basis ” for a discussion of the importance to the Company of meeting changing user needs and responding to rapid technological change.

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

     Strategic Involvement in Related Products and Services. ARM will continue to analyze its market and communicate with its partner network to identify opportunities for product innovation and new product creation, including with respect to features such as low power performance, intelligent energy management (including a recent collaboration announced with National Semiconductor), security, the creation of efficient code and platform execution environment and developments in the 3D area (including a recent license of technology from Superscape plc and Imagination Technologies). ARM will also continue to develop products and encourage and support industry standardization efforts to address the challenges that result from shrinking semiconductor process geometries and the increasing cost and complexity of semiconductor chip design. ARM maintains a five year strategy for the development and growth of the business and as a function of this constantly monitors its market place and evaluates new business, investment and acquisition opportunities.

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

        In 2002, ARM announced the introduction of Intelligent Energy Management (“IEM”) Technology. IEM enables systems using ARM cores to actively time operating voltage and frequency to match the system performance requirements. This enables longer battery life by ensuring that energy consumption is always optimized.

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

     ARM Architecture. The foundation of the ARM family of processors is its efficient RISC (Reduced Instruction Set Computing) instruction set. The design of the instruction set has two aims: high code density and easy instruction decoding. Older CISC (Complex Instruction Set Computing) processors use complex instructions to reduce the number of instructions necessary to code a program, resulting in high code density, but also in complex, power-hungry processor designs. RISC processors, on the other hand, use simple instruction sets but usually code less densely than CISC processors. Code compiled for ARM RISC processors, however – particularly when using the Thumb or Thumb-2 instruction sets – are generally as dense as code for 32-bit CISC processors, delivering the memory cost advantages of high code density, with the performance, power, and die size advantages of RISC processors.

        In addition to the original ARM RISC instruction set, ARM has developed a number of innovative technologies and architectural extensions, which have been incorporated into its products. ARM’s strategy is to define products incorporating additional features and instruction set enhancements appropriate to application needs, while maintaining a common general purpose RISC instruction set which provides code compatibility. Instruction set enhancements include the Thumb and Thumb-2 compressed instruction set for improved code density, the Vector Floating Point instruction set and the SIMD (Single Instruction Multiple Data) media instruction set in ARMv6. In 1999, ARM introduced fixed point DSP extensions in the ARMv5TE instruction set and, in 2000, ARM introduced the Jazelle architecture for Java application acceleration. The ARMv6 instruction set introduced in 2002 includes all of the previous instruction set enhancements and adds a sophisticated set of enhancements for acceleration of multimedia applications. ARM has also developed a set of sophisticated debug and trace technologies. The EmbeddedICE debug capability was introduced in 1994 to allow software debug of ARM processors when embedded within larger system-on-chip designs. In 1999, ARM introduced a new Real Time Trace capability, and enhanced EmbeddedICE-RT Real Time Debug capability, both aimed at easing the debug of Real Time systems.

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

     Thumb-2. The Thumb-2 instruction is a second generation of the Thumb instruction set. It is a blended 32-bit and 16-bit instruction set that gives the designer more performance than the Thumb instruction set but achieves similar code density. This instruction set is supported in the new ARM1156T2F-S and ARM1156T2-S.

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

     TrustZone. The TrustZone architectural extension has been developed to address the growing security concerns of the consumer and wireless markets. This feature adds a new secure mode to the ARM processors that allows a system developer to better separate secure and sensitive data from the OS and software applications. TrustZone architecture can also be used to add hardware security support into the rest of the system within an SoC.

     IEM. Intelligent Energy Management, IEM, is technology that ARM and National Semiconductor have been working on to enable ARM processors to better conserve battery energy. IEM allows a microprocessor to scale its performance and therefore energy consumption to the tasks it needs to perform. The IEM solution is made up of two main components, the IEM software that monitors and predicts a systems performance requirements and the IEM controller that is able to take that prediction and set the SoCs voltage and frequency to achieve a given task. This technology is initially available on the ARM1176JZ-S and ARM1176JZF-S.

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

     ARM968E-S. The ARM968E-S is ARM’s smallest ARM9 core to date. It has been developed to address the deeply embedded markets such as 802.11 wireless networking cards. It has been developed with gate count and bus efficiency in mind and implements ARM’s new Interleaved Memory Access TCM architecture. The product was announced at the end of 2003 and delivered to the first customer in January 2004.

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

     ARM1156T2-S and ARM1156T2F-S. Announced in October 2003 the ARM1156T2-S and the ARM1156T2F-S are the first microprocessors that contain the “Thumb-2” instruction set. Running at between 400MHz and 550MHz these products have been developed for the embedded market space that requires high levels of performance gained through architectural efficiency. The markets these products aim to address are high end automotive, imaging and mass storage markets.

      ARM1176JZ-S and ARM1176JZF-S. Also announced in October 2003 the ARM1176T2-S and the ARM1176T2F-S are the first microprocessors that contain the TrustZone architecture for security. These products have also been implemented to enable the IEM technology. The ARM1176JZ-S and the ARM1176JZF-S are high performance applications processors aimed at the consumer and wireless markets. They are targeted to run at between 400 MHz and 500 MHz.

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

     OptimoDE. In July 2003 we acquired a company, since renamed ARM Belgium, as part of our strategy to develop new revenue from embedded signal and data processing IP. The embedded signal processing market, driven by the demand for ever more sophisticated multimedia and networking communications equipment, continues to grow in significance and size. However, the demand can often no longer be efficiently served using conventional embedded signal processing approaches. ARM is developing the OptimoDE data engine architecture to address this opportunity.

        A data engine is a reprogrammable, but domain specific application acceleration processor. OptimoDE data engines, typically deployed alongside standard ARM RISC cores, enable new levels of price, performance and flexibility balance to be reached.

        OptimoDE is VLIW type architecture supported by configuration, profiling, programming and system on chip integration tools. Using OptimoDE designers can configure data engines to suit the exact needs of many of today’s demanding applications.

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

     Consulting. ARM has a unique knowledge base internally relating to all aspects of ARM technology and products. ARM consulting services tap into this accumulated experience and expertise to understand a customer’s needs and provide innovative ARM-based solutions. ARM offers services to assist customers to select and implement the ARM microprocessor cores, platform peripherals and other ARM products required to create the most competitive systems with the shortest time-to-market.

        ARM is particularly well placed to offer services to migrate ARM hard-macro microprocessor cores to the silicon process of a customer’s choice. ARM can provide highly skilled engineering resources for optimal implementation of ARM’s soft CPU cores to the latest very deep sub-micron silicon processors to enhance customer’s time-to-market for ARM-based devices.

        ARM consulting services also work alongside ARM Approved Design Centers, members of the ARM Approved Design Centre Program to ensure customers have access to leading system-on-chip design outsourcing providers.

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

     Development Systems. A significant portion of the overall design time for a system or a product is spent on developing the software, debugging the software and then integrating that software with the hardware to create the end product or system. ARM designs and manufactures the ARM RealView Developer Suite, RealView RVI run control unit, RealView RVT trace capture unit and RealView prototyping platforms (RealView Integrator and RealView Versatile families) to enable this process of software creation, debug and integration to be completed in a timely manner to allow our partners and customers to get their products to market quickly.

        The RealView Developer Suite enables the creation and the debugging of software. The RealView Developer Suite includes compilers, debuggers and instruction set simulators for software development and debug. The compiler provides support for the latest ARM architectures that were produced by the IP Division at the time that those ARM architectures are released to our lead Partners. The compiler is aimed at providing support for the embedded market where performance and small code size are important.

        The Development Systems Division develops debug hardware that interfaces the RealView Developer Suite debuggers to the customer’s prototype product. The RealView RVI run control unit allows the software developer to control the software running on the prototype product and examine the internal state of the prototype product, which is an essential part of debugging software. The RealView RVT trace capture unit allows the software developer to capture the way that the software executes on the product in real-time and provides feedback on the prototype product performance.

        The modular RealView prototyping platforms are used for the fast creation of hardware prototypes of the product that enable the function of the product to be confirmed in advance of building a silicon chip with a foundry or with a silicon Partner. Building a silicon chip is an expensive process which requires a high degree of certainty in the prototype product function. The RealView prototyping platforms have two families. The first is the RealView Integrator product family that allow prototypes of the product to be built with a range of ARM cores provided as part of the system. The second is the RealView Versatile family, which includes the RealView Versatile Platform Baseboard which is based on the ARM926EJ-S development chip that allows software to be executed at a higher speed to check the interaction of the software and the hardware at speeds close to those that are used in the final product.

        The RealView Developer Suite, RealView RVI run control unit, RealView RVT trace capture unit and RealView prototyping platforms offer a complete development solution. The Development Systems team works closely with the ARM IP Division to provide a leading solution for product development.

     Systems Software. The ARM architecture is supported by the broadest range of operating systems and software in the market, designed to deliver optimized, advanced digital products. ARM’s systems software, combined with that of our Partners’, enhances the full performance potential of ARM compute engines for these advanced digital products.

        As hardware design becomes more complex in response to consumer demand for higher performance devices, software has become more important as an enabler of these increasingly complex systems. Through the development of optimized systems software, ARM is able to gain design wins with the new technology and accelerate the time to market for consumer devices that use this technology. Recent developments include Jazelle, TrustZone and Intelligent Energy Management (IEM). ARM’s system software group has worked closely with SuperScape to develop the Swerve i3D, 3D graphics engine for the ARM architecture and with Smart Card Solutions to develop the SecurJC Java Card virtual machine for ARM’s SecurCore products.

        ARM’s strategy is to market and sell its systems software through semiconductor partners or directly to systems companies and OEMs.

     EDA Products and Services. ARM provides models, software and support services to EDA companies to facilitate the development of ARM-based systems by systems companies using EDA tools from those companies.

ARM Partner Network

     Semiconductor Partners. ARM licenses its technology on a worldwide and non-exclusive basis to semiconductor partners that manufacture and sell ARM-based chip solutions to systems companies. At December 31, 2003, ARM’s technology has been licensed to 128 semiconductor companies, including some of the leading semiconductor companies worldwide. ARM serves this geographically diverse base from offices in the UK, P.R. China, France, Germany, Israel, Japan, South Korea, Taiwan and the United States.

     Tools and Development Partners. ARM works with its tools and development partners to design tools that facilitate porting application software to ARM architecture. ARM-based products are now supported by over 30 third party operating systems companies and over 50 development tools companies, including Texas Instruments Incorporated, Cygnus Solutions, Inc., Metaware Incorporated and Microtec Research, Inc.

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

     Design Partners. There are many design companies who develop ARM-based solutions for specific customer needs. Tasks for the system designers range from developing World Wide Web browser software for ARM-based platforms and interfacing ARM and Intel x86 processors to offering turnkey product design services. The Company has also introduced the ARM Technology Access Program whereby design houses, which pass our strict qualification process, are able to access ARM technologies to enable them to undertake ARM-based designs for third parties. There are currently over 40 ARM Technology Access Program partners in the program.

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

        The Subscription License allows access to a partner’s selected set of ARM products, including unspecified future products, over a defined time period of time for a set annual fee. Design rights are granted for the subscription period and manufacturing rights are perpetual for ARM-based product designed during that period.

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

Patent and Intellectual Property Protection

        The Company has an active program to protect its proprietary technology through the filing of patents. The Company currrently holds 125 US patents on various aspects of its technology, and 291 non-US patents with expiration dates ranging from 2012 to 2023. In addition, the Company has 166 patent applications pending in the United States and an additional 884 patent applications pending in the United Kingdom and various other jurisdictions. The Company’s US patents do not prevent the manufacture or sale of ARM-based products outside of the United States. There can be no assurance that the Company’s pending patent applications or any future patent applications will be approved or will not be challenged successfully by third parties, that any issued patents will protect the Company’s technology or will not be challenged by third parties, or that the patents of others will not have an adverse effect on the Company’s ability to do business. Furthermore, there can be no assurance that others will not independently develop similar or competing technology or design around any patents that have been or may be issued to the Company.

        The Company attempts to protect its trade secrets and other proprietary information through agreements with licensees and systems companies, proprietary information agreements with employees and consultants and other security measures. The Company also relies on trademarks, copyright and trade secret laws to protect its technology. Despite these efforts, there can be no assurance that others will not gain access to the Company’s trade secrets, or that the Company can meaningfully protect its technology. In addition, effective trademark, copyright and trade secret protection may be unavailable or limited in certain foreign countries. Although the Company intends to protect its rights vigorously, there can be no assurance that such measures will be successful.

        Certain of the Company’s license agreements require licensees to grant back to ARM a royalty-free non-exclusive license to patented licensee modifications to implementations of ARM technology. Such licenses permit ARM to sublicense to other licensees.

        The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. See “Item 8. Financial Information—Legal Proceedings” for details of current litigation. Further litigation may be necessary in the future to enforce the Company’s patents and other intellectual property rights, to protect the Company’s trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity, and there can be no assurance that adverse parties in any such litigation would not be able to devote substantially greater financial resources to such litigation proceedings or that the Company would prevail in any future litigation. Any such litigation, whether or not determined in the Company’s favor or settled by the Company, would be costly and would divert the efforts and attention of the Company’s management and technical personnel from normal business operations, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

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

        In any potential dispute involving the Company’s patents or other intellectual property, the Company’s licensees could also become the target of litigation. The Company is generally bound to indemnify licensees under the terms of its license agreements. Although ARM’s indemnification obligations are generally subject to a maximum amount, such obligations could nevertheless result in substantial expenses to the Company. In addition to the time and expense required for the Company to indemnify its licensees, a licensee’s development, marketing and sales of ARM architecture based products could be severely disrupted or shut down as a result of litigation, which in turn could have a material adverse effect on the Company’s business, financial condition and results of operations. See Item 3. Key Information—Risk Factors—We May be Unable to Protect and Enforce Our Proprietary Rights and We May Have to Defend Ourselves Against Third Parties Who Claim That We Have Infringed Their Proprietary Rights”.

Marketing and Distribution

        In order to speed global acceptance of ARM technology, ARM seeks partners with diverse geographic locations and a broad base of systems company relationships. The Company markets its architecture and technology directly to its semiconductor partners and other customers from its offices in Cambridge, Maidenhead, Sheffield and Blackburn in the United Kingdom and also from offices in Japan, South Korea, France, Germany, Taiwan, P.R. China, Israel, and in California, Texas, Massachusetts and Michigan in the United States. The Company’s architecture and technology are marketed on the basis of a number of factors including high performance/low power and price/performance, rapid time-to-market and the availability of third party support. ARM also capitalizes on the extensive marketing and distribution networks of its semiconductor partners who market and distribute ARM core-based products directly to systems companies. As part of the Company’s strategy to increase ARM’s visibility, the Company’s license agreements generally require its partners to display an ARM logo on the ARM core-based products that they distribute. The Company believes that to the extent ARM technology becomes more widely accepted, the ARM “brand” will become increasingly important to potential partners and will drive the Company’s expansion into related software, development tools and system design. ARM believes that the availability of its marketing, sales and support services to all of its partners worldwide is critical to the success of the ARM architecture.

Research and Development

        The ability of the Company to compete in the future will be substantially dependent on its ability to advance its technology in order to meet changing market needs. To this end, Company engineers are involved in researching and developing new versions of the ARM microprocessor core technology as well as related software and tools applications. The Company is also involved in collaborative research with selected universities to leverage the technological expertise available at those universities. The Company has acquired certain patents from these collaborations.

        As of December 31, 2003, ARM had 442 full-time research and development staff located at offices in Cambridge, Maidenhead, Sheffield and Blackburn in the United Kingdom, Sophia Antipolis, France, Leuven, Belgium and Austin, Texas. In 2001, 2002 and 2003, research and development expenses were approximately £36.9 million, £47.3 million and £48.1 million, respectively. ARM is currently involved in research projects with Manchester University relating to asynchronous microprocessor design, and in connection with such projects has acquired certain patents from the university. The Company expects to continue to invest substantial funds on research and development activities.

ORGANIZATIONAL STRUCTURE

        ARM Holdings plc is the holding company for a number of subsidiaries. The following is a list of our significant subsidiaries at December 31, 2003. Unless stated otherwise, each subsidiary is wholly owned by us. With the exception of ARM QUEST Trustees Limited, each subsidiary is held through our subsidiary ARM Limited.

Company	Jurisdiction of Incorporation
ARM, INC	United States
ARM KK	Japan
ARM Korea Limited	South Korea
ARM Limited	England and Wales
ARM QUEST Trustees Limited	England and Wales
ARM Taiwan Limited (99.9% owned)	Taiwan
Micrologic Solutions Limited	England and Wales
Advanced RISC Machine Limited	England and Wales
Allant Software Corporation	United States
ARM France SAS	France
ARM Consulting (Shanghai) Co. Ltd.	P.R. China
ARM Belgium NV	Belgium

PROPERTIES

        The Company leases land and buildings for its executive offices, engineering, marketing, administrative and support operations and design centers. The following table summarizes certain information with respect to the principal facilities leased by the Company:

Location	Freehold/Leasehold	Lease Term and Commencement Date	Approximate Area (square feet)	Principal Use

Cambridge, UK (110 Fulbourn Road)	Leasehold	20 years September 20, 1999	45,000	Executive offices and engineering, marketing and administrative operations

Cambridge, UK (90 Fulbourn Road)	Freehold	20 years December 25, 1993	13,000	Executive offices and engineering, marketing and administrative operations

Cambridge, UK (130 Fulbourn Road)	Leasehold	20 years March 25, 2002	35,000	Executive offices and engineering, marketing and administrative operations

Maidenhead, UK	Leasehold	25 years July 28, 1998	17,125	Design center

Austin, Texas, USA	Leasehold	9 years June 1, 1997	17,000	Design center, marketing and support operations

Los Gatos, California, USA	Leasehold	6 years April 1, 1999	17,000	Marketing and support operations

        In addition, the Company leases offices in Blackburn and Sheffield, England and Leuven, Belgium that are used for engineering and administrative purposes as well as in Tokyo, Japan, Taipei, Taiwan and Seoul, South Korea which are used for marketing and support operations, and Company personnel based in Northborough, Massachusetts, USA, Michigan, USA, San Diego and Walnut Creek, California, USA, Shanghai, P.R. China, Munich, Germany, Paris and Sophia Antipolis, France and Tel Aviv, Israel have office space available to them.

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

Overview

        ARM designs high performance, low-cost, power-efficient RISC microprocessors and related technology and software, and sells development systems, to leading international electronics companies, which in turn manufacture, market and sell microprocessors, ASICs and ASSPs based on ARM’s architecture to systems companies. ARM also licenses and sells development systems directly to systems companies and provides consulting and support services to its licensees, systems companies and other system designers. ARM has developed an innovative, intellectual property-centered and market-driven business model in which it neither manufactures nor sells the products incorporating ARM technology, but concentrates on the research and development, design and support of the ARM architecture and supporting development tools and software.

    Revenues

        The Company’s revenues are classified as either “Product Revenues”, consisting of license fees, development systems sales and royalties, or “Service Revenues”, consisting of design consulting services and support and maintenance fees. The most significant component of ARM’s total revenues is license fee income which accounted for approximately 40%, 55% and 52% of total revenues in 2003, 2002 and 2001 respectively.

        The Company believes that license fees will continue to trend down over time as a percentage of total revenues as royalties increase and as demand for ARM’s development systems, design consulting and support and maintenance services grows. These products and services complement ARM’s basic licenses by supporting ARM’s traditional semiconductor partners in their efforts to reduce time to market. In addition, they provide ARM with a way to support systems companies who purchase finished ARM products from semiconductor companies as well as certain software vendors whose software runs on ARM microprocessors. Growth in these complementary products and services will depend on continued success in demonstrating to semiconductor companies, systems companies and software vendors the enhanced implementation possibilities which such products and services provide for ARM-based products and, more generally, on continued market acceptance of the ARM architecture. Growth in these complementary products and services will also depend on whether the Company can devote sufficient engineering staff to support growth in services, especially consulting. Revenues from development systems, design consulting and support and maintenance services was 26%, 27% and 29% in 2003, 2002 and 2001, respectively.

        Revenues from royalties accounted for approximately 34%, 18% and 19% of total revenues in 2003, 2002 and 2001 respectively. The Company believes royalty revenue will continue to contribute a significant portion of total revenue going forward as the total number of partners and licenses increase.

        As of December 31, 2003, the Company had 128 semiconductor licensees who in turn provide access to many other customers worldwide.

    Product Revenues

        License Fees. Each license is designed to meet the specific requirements of the particular customer and can vary from rights to embed ARM technology into a customer’s own application specific product to the complete design of a “system-on-chip”. See “Item 4. Information on the Company—Business Overview—ARM Partner Network—License Agreements”. Over the term of a license, contractual payments can range from hundreds of thousands of dollars to several millions of dollars. The intellectual property licensed by the Company consists of software and related documentation which enable a customer to design and manufacture microprocessors and related technology and software. Each license is designed to meet the specific requirements of each licensee and is generally not time limited in its application. In general, the time between the signing of a license and final customer acceptance is between nine and 15 months with most time allocated to the period between delivery and acceptance of the technology. Delivery generally occurs within a short time period after signing of a license. The licensee obtains license rights to the intellectual property at the time of signing. In addition, the licensee obtains ownership of the licensed rights to the in-process customization as well as the completed customization. License fees are invoiced according to an agreed schedule. Typically the first invoice is on signing of the contract, the second is on delivery of the customized intellectual property (being the intellectual property and other technical information relating to the product licensed) and the third is on acceptance of the technology by the licensee. No upgrades or modifications to the licensed intellectual property are provided. Following licensee acceptance, the Company has no further obligations under the license agreement.

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

        Royalties. Royalties are either set as a percentage of the licensee’s net sale price per chip or, less frequently, as a fixed amount per chip. In both cases, royalty rates decline as the total volume of ARM-compliant products shipped increases as the licensee moves through the royalty breaks. Royalty payment schedules in individual contracts vary depending on the nature of the license and the degree of market acceptance of ARM architecture prevailing at the contract date. Furthermore, average royalty rates in any period vary depending upon what stage the various licensees have reached in their royalty breaks per core. Royalties are payable by licensees when they have manufactured and sold the resulting ARM-compliant microprocessors and peripherals to systems companies. The license contracts provide for reports to be issued to ARM with details of such sales and, in certain cases, with forecasts of sales for periods in the near future.

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

    Service Revenues

        Consulting. Consulting is an integral part of the Company’s business since it supports the overall design win process and generates intellectual property for relicensing. Licensees of ARM technology frequently request consulting assistance for systems level design in order to enable them to launch their products more quickly.

        Support and Maintenance. ARM generally requires its licensees to pay an annual fee for support and maintenance for a minimum of two years, after which the fee may be renegotiated in light of the level of support required.

    Costs of Revenues

        Product Costs. Product costs include variable costs of production such as the costs of manufacture of development systems and costs incurred in making third party operating systems compatible with the ARM architecture, and the cost of revenue share agreements. Over time, it is likely that product costs will fluctuate, and may fluctuate significantly, as the Company ports different operating systems and applications software to run on the core ARM technology. In addition, to the extent the Company is not successful in persuading license partners to share the costs of porting operating systems, these costs may exceed management’s expectations.

        ARM will seek to extend its range of semiconductor IP to address more functions required within advanced system-on-chip devices. ARM already offers the AMBA on chip bus, PrimeCell peripherals, and PrimeXsys platforms which provide an infrastructure of IP around the CPU core. Through the addition of further value added IP ARM will expand choice and flexibility for its partners. This will involve the business incurring costs without any guarantee that the resulting products will generate sufficient revenue to justify the initial investment.

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

        The Company has formed strategic relationships with a number of companies including Imagination Technologies Group plc and Superscape Group plc. The Company can license products originally created by Imagination Technologies Group plc and Superscape Group plc to its partners, and a share of the resulting revenue is payable to the originator of the technology. This revenue share is accounted for within costs of revenues.

        Service Costs. Service costs include the costs of support and maintenance services to licensees of the technology as well as the costs directly attributable to consulting work performed for third parties.

Critical Accounting Policies and Estimates

        Our significant accounting policies are described in Note 1 to the Consolidated Financial Statements. We believe our most critical accounting policies include revenue recognition and cost estimation on certain contracts for which we use a percentage of completion method of accounting, the estimates of useful economic lives for our fixed assets and providing for loss contingencies in connection with litigation.

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

        The actual time incurred in the project is built up from timesheets completed by all employees working on engineering projects, and subject to an internal review that ensures accurate and timely completion of timesheets. Estimates of expected project time are based on prior experience of customization, the maturity of the technology and prior experience with the same or similar technology. The status of projects is regularly reviewed by management and updated as necessary. The percentage completed, as calculated using the timesheet and project data is then evaluated with respect to certain milestones that may have passed. These milestones include, but are not necessarily limited to, delivery to the license partner, evaluation of the ARM test chip and customer verification.

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

        Revenue earned from post-contract support (support, maintenance and training) is determined based on the Company’s price list when sold separately. The price list is established and regularly reviewed by management. Revenue for post-contract support is recognized on a straight-line basis over the period for which support is contractually agreed.

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

        We assess the impairment of long-lived assets, identifiable intangibles and related goodwill annually or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. Factors which could trigger an impairment review include the following: (i) significant negative industry or economic trends, (ii) exiting an activity in conjunction with a restructuring of operations, (iii) current or projected losses that demonstrate continuing losses associated with an asset, or (iv) a significant decline in our market capitalization, for an extended period of time, relative to net book value. When we determine that there is an indicator that the carrying value of long-lived assets, identifiable intangibles and related goodwill may not be recoverable, we measure impairment based on estimates of future conditions such as future revenues, gross margins and operating expenses, the fair values of certain assets based on appraisals, and industry trends.

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

    Loss Provisions

        Over recent years, as we have established an increasing number of partners, as our intellectual property has become more widely accepted and as our balance sheet has become stronger, we have become involved in more litigation and claims have been asserted against us more frequently.

        An estimated loss from a loss contingency is accrued by a charge to income if both the following conditions are met: (i) information available prior to the issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements (it is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss); and (ii) the amount of loss can be reasonably estimated.

        Application of these accounting principles to potential losses that could arise from intellectual property disputes is inherently difficult given the complex nature of the facts and law involved. Deciding whether or not to provide for loss in connection with such disputes requires management to make determinations about various factual and legal matters beyond the Company’s control. To the extent management’s determinations at any time do not reflect subsequent developments or the eventual outcome of any dispute, future income statements and balance sheets may be materially affected with an adverse impact upon our results of operation and financial position. Among the factors that the Company considers in making decisions on provisions are the nature of the litigation, claim, or assessment, the progress of the case (including progress after the date of the financial statements but before those statements are issued), the opinions or views of legal counsel and other advisers, the experience of the Company in similar cases, and any decision of the Company’s management as to how the Company intends to respond to the litigation, claim, or assessment. The fact that legal counsel is unable to express an opinion that the outcome will be favorable to the Company does not necessarily mean that the above conditions for accrual of a loss are met.

Results of Operations

        Total revenues for the twelve months ended December 31, 2003 amounted to £128.1 million, a decrease of 15% from total revenues of £150.9 million in the twelve months ended December 31, 2002. The US dollar to sterling average exchange rate in 2003 was $1.61 compared to $1.50 in 2002, which had the effect of reducing total reported revenues by approximately £9.6 million reflecting the fact that over 90% of our revenues are denominated in dollars.

        The following table sets forth, for the periods indicated, the percentage of total revenues represented by certain items reflected in the Company’s consolidated statements of operations.

	Year ended December 31,

	2001	2002	2003

Revenues
Product revenues	87.5%	88.1%	88.2%
Service revenues	12.5%	11.9%	11.8%

Total revenues	100.0%	100%	100%

Cost of revenues
Product costs	5.6%	4.3%	4.8%
Service costs	6.2%	4.4%	3.8%

Total cost of revenues	11.8%	8.7%	8.6%

Gross profit	88.2%	91.3%	91.4%

Operating expenses
Research and development	25.3%	31.3%	37.6%
Sales and marketing	14.7%	16.4%	17.9%
General and administration	15.4%	14.9%	22.4%
Restructuring costs	–	1.3%	–
Amortization of goodwill	1.3%	–	–

Total operating expenses	56.7%	63.9%	77.9%

Income from operations	31.5%	27.4%	13.5%
Interest and similar income, net	3.1%	2.9%	3.7%
Minority interest	(0.2%)	(0.2%)	(0.1%)

Income before income tax	34.4%	30.1%	17.1%
Provision for income taxes	11.1%	9.1%	7.0%

Net income	23.3%	21.0%	10.1%

        Management analyzes product revenues in the categories of royalties, licenses and development systems and service revenues in the categories of consultancy and support, maintenance and training. The following table sets forth, for the periods indicated, the amount of total revenues represented by each component of revenue.

	Year ended December 31,

	2001	2002	2003	2003(1)

	(in thousands)
Product Revenues
Royalties	£27,904	£26,816	£44,281	$79,263
Licenses	76,797	83,008	50,766	90,871
Development Systems	23,275	23,087	17,911	32,061

	127,976	132,911	112,958	202,195

Service Revenues
Consulting	£7,358	£4,445	£2,360	$4,224
Support, Maintenance and Training	10,940	13,566	12,752	22,826

	18,298	18,011	15,112	27,050

Total Revenues	146,274	150,922	128,070	229,245

(1)	Amounts in pounds sterling translated into US dollars have been translated, solely for the convenience of the reader, at the December 31, 2003 closing rate of £1.00 = $1.790. Translations should not be construed as representations that sterling could be so converted into US dollars at that rate or at any other rate.

Product Revenues

        Product revenues. Product revenues consist of license fees, sales of development systems and royalties. Product revenues for 2001, 2002 and 2003 were £128.0 million, £132.9 million and £113.0 million, representing 87%, 88% and 88% of total revenues respectively.

        License revenues increased from £76.8 million in 2001 to £83.0 million in 2002 and decreased to £50.8 million in 2003 representing approximately 52%, 55% and 40% of total revenues in 2001, 2002 and 2003 respectively.

        The continuing importance of the ARM7 family was evident in 2003, accounting for 18% of licensing revenues in 2003, compared with 15% in 2002 and 20% in 2001. This proportion reflected the increasing volume of per-use licenses signed within the Foundry Program. Revenues from the ARM9 family have declined, accounting for 44% of revenues in 2001, 43% in 2002 and 31% in 2003, partly due to more per-use licenses being taken than full implementation licenses, and partly due to the growing range of other cores available to license from the Company. These include a broadening number of ARM9, ARM10 and ARM11 core family products (including the ARM926 in the Foundry Program, the ARM 968, ARM1156 and ARM1176), the first core in the next-generation family of ARM products and architectural licenses which give licensees more rights to modify the technology, peripheral technology, models, sub-systems and application software. 51 new licenses were signed in 2003, as well as 26 new licensees bringing the total number of semiconductor partners to 128 at the end of 2003. Of the 51 new licenses, 26 were per-use licenses within the Foundry Program, introduced in 2000 to enable small fabless chip companies to gain access to the Company’s technology at a lower price point. Sales of licenses to the existing customer base of semiconductor partners has become a more important part of the business, accounting for more than 90% of total license fees in 2003; this compares with approximately 89% in 2002 and 80% in 2001. These existing partners take licenses to new core families not previously licensed or derivatives of cores already licensed.

        The Foundry Program, introduced in 2000 to make the ARM technology available to small “fabless” companies, has continued to expand in 2003. ARM has entered into arrangements with a further foundry during 2003 bringing the total to eight. These eight foundries have licensed 17 cores between them. In addition, 17 more companies have licensed technology through the Foundry Program in 2003 bringing the total number of per use licensees to 60. Our first per use licensee began shipping products during the first quarter of 2002. By the end of 2003 the number of licensees shipping had increased to nine. To date, only five of the 23 cores available for multiuse licensing have been introduced into the Foundry Program. When the program was originally established, we envisaged that some per-use licensees would upgrade to multi-use licenses. To date, eight per-use licensees have upgraded to either multi-use licenses or term licenses.

        Given the pricing model used in the Foundry Program (typically, lower up-front license fees and higher per unit royalties) and our success in attracting a large number of partners to the program, the impact on our total licensing revenues is to reduce the average price per license but to increase the number of licenses sold and increase total revenue overall. By giving licensees permission to design and manufacture one product, the program gives us access to a market that we could not tap into using implementation licenses alone and also ensures that a much greater number of semiconductor companies can have access to ARM technology. The success of the Foundry Program has not impacted the pricing of our more mature multi-use licenses.

        The sale of non-core licenses, covering items such as platforms, peripherals, embedded trace modules, models, and sub-systems, decreased in 2003 to £8.9 million from £12.6 million in 2002 and £11.9 million in 2001 representing approximately 18% of license revenues in 2003, 15% in 2002 and 15% in 2001.

        Revenues from the sale of Development Systems decreased from £23.3 million in 2001 to £23.1 million in 2002 to £17.9 million in 2003 representing approximately 16%, 15% and 14% of total revenues in 2001, 2002 and 2003 respectively. The majority of ARM’s sales of Development Systems are in US dollars and the US dollar value of sales of Development Systems in 2003 was approximately 16% lower than in 2002. Sales of Development Systems have continued to be affected by increased competition in the debug tools marketplace. To assist in the future development of our Development Systems business, we have put in place a new management team and increased resource within this group to progress the products, upgrades and releases available.

        Royalties are either set as a percentage of the licensee’s net sales price per chip or, less frequently, as a fixed amount and are recognized when the Company receives notification from the customer of product sales. In effect, this means that it is normally in the quarter following the shipments that data is received and so royalty data for a year reflects actual shipments made from the beginning of October of the previous year to the end of September of the current year. Royalties decreased from £27.9 million in 2001 to £26.8 million in 2002, and increased to £44.3 million in 2003, representing 19%, 18% and 34% of total revenues in 2001, 2002 and 2003, respectively. Volume shipments increased from 420 million units in 2001 to 456 million units in 2002, mainly due to increased production of a wide range of electronic devices, including wireless handsets, secure products and automotive products. Unit shipments in 2003 were 782 million, with the increase in volumes coming from all market segments. We have seen the Company becoming less reliant on the wireless sector where, although actual unit shipments have significantly increased in 2003, the contribution has consistently fallen below 70% of total reported units. The consumer entertainment and storage market segments have shown the largest relative growth in the year. The Company expects the trend of increasing proportions of unit shipments into the non-wireless markets to continue into 2004. The Company expects royalty revenues to grow year on year although they may be subject to significant fluctuations from quarter to quarter.

        Service revenues. Service revenues consist of design consulting services and revenues from support, maintenance and training. Service revenues decreased from £18.3 million in 2001 to £18.0 million in 2002 to £15.1 million in 2003, representing 13%, 12% and 12% of total revenues in 2001, 2002 and 2003 respectively. Consulting revenues decreased from £7.4 million in 2001 to £4.4 million in 2002 and £2.4 million in 2003, as engineering resource was directed away from consulting projects to research and development activities. Revenues from support, maintenance and training increased from £10.9 million in 2001 to £13.6 million in 2002 and decreased to £12.7 million in 2003.

        Geographic analysis. Operating in a global environment, the geographic destinations of the Company’s revenues fluctuate from period to period depending upon the country of origin of its customers. The pattern of revenues in 2003 was 51% of revenues coming from the US, 19% from Japan, 12% from Asia Pacific, excluding Japan, and 18% from Europe. In 2002, revenues from the US represented 44%, Japan 25%, Asia Pacific, excluding Japan, 13%, and Europe 18%. In 2001, 49% of revenues came from the US, 23% from Japan, 9% from Asia Pacific, excluding Japan, and 19% from Europe.

        Product costs. Product costs are limited to variable costs of production such as the costs of manufacture of Development Systems, amortization of our third-party technology licenses and cross-license payments to collaborative partners. Product costs were £8.2 million in 2001, £6.5 million in 2002 and £6.2 million in 2003 representing 6%, 4% and 5% of total revenues in 2001, 2002 and 2003 respectively. Approximately two-thirds of total product cost of sales were made up of Development Systems costs in 2003, with the balance comprising additional costs related to the costs of third-party licenses and cross-license payments to collaborative partners. This compares to approximately four-fifths of total product cost of sales being made up of Development Systems costs in 2001 and two-thirds in 2002, with the balance being costs associated with third-party licenses. Product gross margin in 2003 was 95%, compared to 95% in 2002 and 94% in 2001. The Company does not currently expect a significant increase in product costs in 2004.

        Service costs. Service costs include the costs of support and maintenance services to licensees of ARM technology as well as the costs directly attributable to consulting work performed for third parties. Cost of services decreased from approximately £9.1 million in 2001 to £6.7 million in 2002 to £4.9 million in 2003. The gross margins earned on service revenues were approximately 50% in 2001, 63% in 2002 and 68% in 2003. In recent years, the Company elected to allocate more engineering resource to research and development activities and away from low-margin services, thus enabling the Company to develop more innovative products and technologies during the year.

        Key performance indicators. A key performance indicator for the business is backlog, defined as the aggregate value of contracted business not yet recognized in the profit and loss account. Of our revenue streams, it excludes royalty revenue, which is recognized upon receipt of the royalty reports from our partners and consequently passes into backlog and is immediately released when invoiced. In addition, Development Systems revenue is excluded, which also has a book to bill ratio of one. Consequently, backlog focuses on the health of our licensing and our services businesses.

        The Company does not disclose the value of backlog, as this could weaken our negotiating position when dealing with customers and competition. Instead, the quarterly trend in backlog is given, along with the maturity profile (how much will be recognized as revenue over the next two quarters, the subsequent two quarters, and over more than one year), and its composition is split between the main component parts.

        At the end of 2003, backlog was higher than at the beginning of the year.

	Year Ended December 31,

Maturity profile of backlog	2002	2003

Next two quarters (Q1 and Q2)	35%	34%
Subsequent two quarters (Q3 and Q4)	26%	21%
Greater then twelve months	39%	45%
Total	100%	100%

	Year Ended December 31,

Backlog composition	2002	2003

Subscription & Architecture licenses	29%	41%
Cores	52%	35%
Support & Maintenance and Others	29%	24%
Total	100%	100%

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

        Research and development costs. Research and development costs increased from £36.9 million in 2001 to £47.3 million in 2002 and £48.1 million in 2003, representing 25%, 31% and 38% of total revenues in 2001, 2002 and 2003 respectively. Continued investment in research and development remains an essential part of the Company’s strategy since the development of new products to license is key to its ongoing success. Key areas of product development for 2004 include the development of further power-saving technologies (OptimoDE and central processing unit (CPU) cores based on symmetric multiprocessor technology), improved security through the TrustZone and SecurJC technologies and developments in superscalar CPU architectures.

        Total engineering headcount decreased from 429 at the end of 2001 to 420 at the end of 2002, and was 442 at the end of 2003. The increase in 2003 was predominantly due to the acquisition of Adelante Technologies N.V., now known as ARM Belgium N.V. ARM Belgium N.V, in collaboration with other ARM divisions, is developing the OptimoDE product to address the growing market demand for multimedia and networking communications..

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

        Sales and marketing expenditure increased from £21.5 million in 2001 to £24.7 million in 2002 and was £23.0 million in 2003, representing 15% of total revenues in 2001, 16% in 2002, and 18% in 2003. Headcount in this area increased from 198 at 31 December 2001 to 208 at 31 December 2002, and decreased to 203 at 31 December 2003. The total number of offices with sales people is currently 14 and this enables improved contact with the Company’s geographically diverse customer base. In 2001, a further sales office was opened in the US and in 2002 a sales office was opened in Shanghai, P.R. China. Additional sales offices are expected to be opened in India and P.R. China during 2004.

General and Administrative

        General and administrative headcount decreased from 95 at 31 December 2001 to 93 at 31 December 2002, and was 95 at 31 December 2003. General and administrative costs were £22.5 million in both 2001 and 2002 and increased to £28.7 million in 2003, representing 15%, 15% and 22% of total revenues respectively. Costs in 2003 include £1.6 million of impairments made to investments (2002: £0.8 million; 2001: £0.6 million). Legal costs fluctuated from £5.5 million in 2001 to £2.5 million in 2002 and £9.1 million in 2003 largely as a result of annual variations in the amount of legal expenses relating to patent protection cases and other similar costs. The primary reason for the increase in legal costs from 2002 to 2003 was the provision for settlement of the Herodion arbitration. Expense in relation to provisions for doubtful debts was £1.4 million in 2002, compared with £0.7 million in 2001 and a net release of £1.1 million in 2003. Unrealized future foreign exchange losses on certain committed but not yet invoiced future revenue streams of £1.1 million (2002: £1.0 million; 2001: £nil) were recorded in accordance with SFAS 133. There was a loss on foreign exchange of £0.2 million in 2001, an exchange gain of £0.5 million in 2002 and an exchange gain of £0.9 million in 2003. See “Foreign Currency Fluctuations” below.

        During 2002, the Company incurred restructuring costs of £2.0 million comprising mainly severance payments, substantially all of which were paid during the fourth quarter of 2002 following a reduction in total headcount of 98 people representing 12% of the Company’s workforce.

Amortization of Goodwill and Intangible Assets

        The Company purchased the assets of Infinite Designs Limited in March 2000, EuroMIPS Systems SAS in June 2000 and Allant Software Corporation in September 2000. In 2001, the Company purchased the assets of Noral Micrologics Limited, a ten-person company with expertise in debugging software, for a consideration of £1.4 million. Amortization of goodwill of £1.9 million was charged to the income statement in 2001. There was no charge for goodwill in 2002 or 2003 following the Company’s adoption of SFAS 142, “Goodwill and other intangible assets”.

        During 2000 a license connected with the rights to use a certain debugging technology for use in the Company’s development systems products was purchased for £2.8 million. This is being amortized over a period of three years with £0.7 million (2002: £0.9 million, 2001: £0.9 million) amortized during 2003. The Company also purchased a new license for £1.1 million in 2001 to enable the Company to produce and license Java technology-related products. This is being amortized over a period of five years with £0.2 million amortized during 2001, £0.2 million amortized during 2002 and a further £0.2 million amortized during 2003. A further license was purchased in 2002 for £0.2 million. This is being amortized over three years with £0.1 million amortized during 2003. An additional two licenses were purchased in 2003 totaling £0.7 million and these are being amortized over three years with £0.2 million being amortized in the year.

        Following the out-of-court settlement of the Company’s litigation against picoTurbo, Inc. in December 2001, picoTurbo assigned its intellectual property rights to the Company for a payment of £7.5 million. This is being amortized over four years and £1.5 million was charged to the income statement in 2002 and £2.0 million in 2003.

        The Company also purchased a patent for £0.7 million in 2002 which is being amortized over five years. The amortization charge for 2002 was £0.1 million and for 2003 was £0.1 million.

        The adoption of SFAS 142, “Goodwill and other intangible assets”, has not resulted in any impairment of the Company’s goodwill or intangible assets.

Interest Income

        Interest receivable fell from £4.5 million in 2001 to £4.4 million in 2002 and increased to £4.8 million in 2003. The growth in interest earned between 2002 and 2003 was due to higher average cash balances, and interest earned fell slightly between 2001 and 2002 reflecting the drop in market interest rates during 2001 and 2002. The Company invested cash balances over periods of up to six months during 2003.

Income before Income Tax

        Income before income tax was £50.3 million in 2001, £45.4 million in 2002 and £22.0 million in 2003, representing 34%, 30% and 17% of total revenues respectively. The drop in margins in 2002 was a result of lower than anticipated revenues in the second half of the year, whilst the drop in margin in 2003 was due to lower revenues and higher legal costs (including one-off settlement costs) not being entirely offset by reduced other operating expenses.

Tax Charge

        The Company’s effective tax rates were 32.4% in 2001, 30.3% in 2002 and 40.7% in 2003. The effective tax rate fell in 2002 as a result of the Company’s ability to claim research and development tax credits for most of the year, but increased in 2003 due to the impact of certain cash and non-cash accounting charges not being deductible for tax purposes.

Foreign Currency Fluctuations

        The Company’s earnings and liquidity are affected by fluctuations in foreign currency exchange rates, principally the US dollar rate, reflecting the fact that most of the Company’s revenues and cash receipts are denominated in US dollars while a high proportion of its costs are in sterling.

        The Company utilizes forward exchange contracts to manage the exchange risk on actual transactions related to accounts receivable denominated in a currency other than the functional currency of the business. Due to the high value and timing of receipts on individual licenses and the requirement to settle certain expenses in US dollars, the Company reviews its foreign exchange exposure on a transaction-by-transaction basis. It then hedges this exposure using forward contracts for the sale of US dollars, which are negotiated with major UK clearing banks. The average size of each forward contract was $3.0 million in 2001, $7.2 million in 2002 and $4.6 million in 2003. The Company does not currently use any other financial instruments or derivatives, although the Company is reviewing the use of other financial instruments. The economic hedges used do not meet the criteria for hedge accounting under US GAAP and the fair values of the financial instruments outstanding at the end of December 31, 2001, 2002 and 2003 are disclosed in Note 13 to the Consolidated Financial Statements. The settlement period of the forward contracts outstanding at December 31, 2003 was between January 12 and March 26, 2004.

Risk Factors

        For a discussion of the risks faced by the Company, see “Item 3. Key Information—Risk Factors.”

Recently Issued Accounting Announcements

    US Accounting Standards and Pronouncements

        For a description of newly adopted US accounting standards and recent US accounting pronouncements, see Note 1 to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

        We have financed our operations primarily through cash generated from operations. Over the previous three years we have received £6.6 million in cash from the issuance of shares to employees who have exercised options in the Company.

        The Company’s operating activities provided net cash of £52.0 million, £39.5 million and £38.7 million in 2001, 2002 and 2003 respectively. In 2001 the significant items impacting on cash generated from operations were the increase in accounts receivable of £6.6 million and the increase in deferred revenue of £6.7 million. In 2002, accounts receivable decreased £2.9 million while deferred revenues fell by £5.0 million and in 2003 accounts receivable decreased by a further £4.5 million and deferred revenues fell by £3.4 million. Accounts payable in 2003 fell by £2.5 million compared with increases in 2002 and 2001 of £2.4 million and £0.3 million respectively. In 2003 prepaid expenses decreased by £2.8 million, compared with an increase of £5.3 million and £1.4 million in 2002 and 2001 respectively. The Company entered into several leases for design automation tools during 2002, which resulted in the large increase in prepaid expenses, but fell in 2003 as a result of the lease payments being for shorter prepaid periods than in previous years. The Company believes that, given its current level of business, it has sufficient working capital for the foreseeable future.

        At 31 December 2003, the Company recorded approximately £11.1 million in deferred revenues which represented cash or receivables scheduled to be recognized as revenues in varying amounts after 31 December 2003. At 31 December 2002 and 31 December 2001, the Company recorded approximately £14.4 million and £19.4 million respectively in deferred revenues.

        Cash flow from operations has been used to fund the working capital requirements of the Company as well as capital expenditure. Capital expenditure in 2003 was £3.6 million, compared with £15.6 million in 2002 and £17.3 million in 2001. Expenditure in 2001 was high due to the need to invest in new design automation tools for a rapidly expanding workforce and the costs of establishing and improving the Company’s design centers in the UK, France and the US. In 2002, capital expenditure decreased as a result of the Company leasing some of the design automation tools that would have previously been purchased. Capital expenditure in 2003 was much lower as a result of the increased leasing of the design automation tools. In 2001, £4.0 million was spent on office improvements with £13.4 million spent on computer equipment and software. In 2002, £8.2 million was spent on computer equipment and software and £7.4 million on leasehold improvements and fixtures and fittings. In 2003, £1.8 million was spent on computer equipment and software and £1.8 million on leasehold improvements and fixtures and fittings.

        In 2001, the Company purchased part of the business of Noral Micrologics Limited for £1.4 million in cash.

        In 2003, the Company acquired the 15% minority interest in ARM Korea Limited for cash consideration of £3.0 million bringing its holding to 100%. The Company also acquired the entire share capital of Adelante Technologies N.V. (now renamed ARM Belgium N.V.) for total consideration of £0.4 million.

        The Company envisages making strategic investments in the future, in situations where the Company can broaden its product portfolio, where it can obtain skilled engineering resources and where the potential for furthering ARM core-based design wins is improved significantly.

        In 2001, the Company made the following investments in available-for-sale securities: £0.3 million in LinkUp Systems, Inc., and £1.0 million in Pixim, Inc. In addition, in 2001 the Company sold its investment in Parthus for a profit of £0.1 million, and its investment in Sirius Communications N.V. for a profit of £0.5 million. It recognized a loss on its investment in LinkUp Systems of £0.3 million at the end of 2001 when LinkUp’s entire business was purchased by a third party. In 2002, the Company made one investment in an available-for-sale security, namely Superscape Group plc, for a consideration of £1.5 million. In 2003 the Company invested a further £1.2 million in Superscape Group plc as part of a further funding round, thus maintaining its 12% holding.

        The Board decided at the end of 2003 to include the payment of an annual dividend to stockholders in an aggregate amount of £6.1 million as part of a package of measures to make the best use of the business and resources.

        In addition, the annual general meeting authorized the Company, until the earlier of July 26, 2005 and the conclusion of the Company’s annual general meeting to be held in 2005, to make market purchases of ordinary shares in the capital of the Company, provided that the maximum number of shares which may be purchased is 102,330,000.

        Cash and short-term investment balances at 31 December 2003 were £159.8 million compared to £130.3 million at 31 December 2002. At 31 December 2002, accounts receivable net of allowances for doubtful debts were £20.5 million and £17.3 million at 31 December 2003, which represented 14% and 14% of revenues respectively.

        We expect the cash currently on hand within the business and future cash generation to be sufficient to satisfy the capital needs of the business for the foreseeable future.

        Our cash requirements depend on numerous factors, including: our ability to generate revenues from new and existing licensing and other agreements; expenditures in connection with ongoing research and development and acquisitions and disposals of and investments in complementary technologies and businesses; competing technological and market developments; the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; the purchase of additional capital equipment; fluctuations in foreign exchange rates; and capital expenditures required to expand our facilities. Changes in our research and development plans or other changes affecting our operating expenses may result in changes in the timing and amount of expenditures of our capital resources.

        Although we currently have no debt financing, we may require significant additional capital in the future, which we may seek to raise through further public or private equity offerings, debt financing or collaborations and licensing arrangements. No assurance can be given that additional financing will be available when needed, or that if available, will be obtained on favorable terms.

RESEARCH AND DEVELOPMENT

        Research and development is of major importance and while the Company does not undertake any pure research, it does collaborate closely with universities worldwide. Key areas of product development for 2003 included next-generation microprocessor cores including additional versions of the ARM architecture, further development of the ARMv6 architecture, as well as enhanced “sub system” system-on-chip solutions (platforms) and development tool offerings. The Company incurred research and development costs of £48.1 million in 2003, £47.3 million in 2002 and £36.9 million in 2001. See “Item 4. Information on the Company—Business Overview—Research and Development” and “—Research and Development” above.

OFF-BALANCE SHEET ARRANGEMENTS AND AGGREGATE CONTRACTUAL OBLIGATIONS

        Our major outstanding contractual commitments relate to rental of office facilities and certain equipment under non-cancelable operating lease agreements which expire at various dates through 2018. Our contractual commitments as of December 31, 2003 were as follows:

	Payments due by period (£’000)

	Total	Less than 1 year	1-3 years	3-5 years	Thereafter

Operating leases	30,477	4,877	5,766	4,228	15,606

        The Company does not have any off-balance sheet arrangements with unconsolidated entities or other persons.

ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Directors

        The directors of the Company (each, a “director”, together, the “directors”) at December 31, 2003 were as follows:

Name(1)	Age	Term Expires	Position

Sir Robin Saxby	57	2005	Chairman, Director
Warren East	42	2004	Chief Executive Officer, Director
Tim Score	43	2005	Chief Financial Officer, Director
Tudor Brown	45	2005	Chief Operating Officer, Director

Name(1)	Age	Term Expires	Position

Mike Inglis	44	2006	Executive Vice President, Marketing
Michael Muller	45	2005	Chief Technology Officer, Director
Peter Cawdron	60	2006	Independent Non-Executive Director
Doug Dunn	59	2005	Independent Non-Executive Director
Lawrence Tesler(2)	58	2004	Independent Non-Executive Director
John Scarisbrick	51	2005	Independent Non-Executive Director

(1)	The address for each listed director is c/o ARM Holdings plc, 110 Fulbourn Road, Cambridge CB1 9NJ, UK.

(2)	Lawrence Tesler retired from the board at the Company’s 2004 Annual General Meeting on April 26, 2004. Jeremy Scudamore was appointed as a non-executive director of the Company immediately following the Annual General Meeting on April 26, 2004.

        Sir Robin Saxby, age 57, Chairman: Sir Robin Saxby joined ARM in February 1991 as Chairman, President and Chief Executive Officer. He relinquished his roles as President and CEO in October 2001. Before joining ARM, he was with European Silicon Structures SA (ES2) where he was Vice President, Northern Europe; Managing Director, ES2 Limited; and President of US2, ES2’s US affiliate. He was previously with Motorola Semiconductors and with Henderson Security Systems Limited. He has also served as Chairman of the EU panel, Open Microprocessor Initiative Advisory Group, which advised on collaborative R&D activity. In 2000, he was awarded an honorary doctorate DEng from Liverpool University and was appointed a visiting professor to the university’s department of electronics. In July 2001, he was awarded an honorary doctorate DTech from Loughborough University. He was knighted in the 2002 New Year’s Honours list. He is a non-executive director of Glotel plc.

        Warren East, age 42, Chief Executive Officer: Warren East joined ARM in 1994. He set up ARM’s consulting business and was Vice President, Business Operations from February 1998. In October 2000 he was appointed to the board as Chief Operating Officer and in October 2001 was appointed Chief Executive Officer. Before joining ARM he was with Texas Instruments.

        Tim Score, age 43, Chief Financial Officer: Tim Score joined ARM as Chief Financial Officer and director in March 2002. Before joining ARM, he was Finance Director of Rebus Group Limited. He was previously Group Finance Director of William Baird plc, Group Controller at LucasVarity plc and Group Financial Controller at BTR plc.

        Tudor Brown, age 45, Chief Operating Officer: Tudor Brown was one of the founders of ARM. Before joining the Company, he was Principal Engineer at Acorn Computers, where he worked on the ARM R&D programme. At ARM, he was Engineering Director and Chief Technical Officer from 1993; in October 2000, he was appointed Executive Vice President, Global Development and in October 2001, he was appointed to the board as Chief Operating Officer.

        Mike Inglis, age 44, Executive Vice President, Marketing: Mike Inglis joined ARM as Executive Vice President, Marketing in June 2002, and was appointed to the board in August that year. Before joining ARM, he led the UK Communications and High Technology team at A.T. Kearney Management Consultants and held a number of senior operational and strategic marketing positions at Motorola. He previously worked in marketing, design and consultancy with Texas Instruments, Fairchild Camera and Instruments and BIS Macintosh. He gained his initial industrial experience with GEC Telecommunications. He is a non-executive director of Superscape Group plc.

        Mike Muller, age 45, Chief Technology Officer: Mike Muller was one of the founders of ARM. Before joining the Company, he was responsible for hardware strategy and the development of portable products at Acorn Computers. He was previously at Orbis Computers. At ARM he was Vice President, Marketing from 1992 to 1996 and Executive Vice President, Business Development until October 2000 when he was appointed Chief Technology Officer. In October 2001, he was appointed to the board.

        Peter Cawdron, age 60, Independent Non-Executive Director: Peter Cawdron joined the ARM board in March 1998. From 1983 to 1998 he worked for Grand Metropolitan plc, where he served as Group Strategy Development Director. He was previously Chief Financial Officer and a director of D’Arcy-MacManus & Masius Worldwide,

Inc., and before that a member of the corporate finance team at S.G. Warburg & Co., Ltd. He qualified as a chartered accountant at Peat, Marwick, Mitchell & Co. in 1966. He is Chairman of Capital Radio plc and is a non-executive director of a number of UK listed companies, including Compass Group plc, The Capita Group plc, Christian Salvesen plc, Arla Foods UK plc and Johnstone Press plc.

        Doug Dunn, age 59, Independent Non-Executive Director: Doug Dunn joined the ARM board in December 1998. He is President and Chief Executive Officer of ASM Lithography Holding N.V. Before joining ASML, he was Chairman and Chief Executive Officer of the Consumer Electronics Division of Royal Philips Electronics N.V. and a member of the board. He was previously Managing Director of the Plessey and GEC Semiconductor divisions and held several engineering and management positions at Motorola. He was awarded an OBE in 1992. He is a non-executive director of ST Microelectronics N.V. and Sendo Holdings plc.

        Lawrence Tesler, age 58, Independent Non-Executive Director: Lawrence Tesler was a member of the ARM board from its foundation until August 1997 and rejoined, as a non-executive director, in March 1998. He is Vice President, Engineering for Amazon.com Holdings Inc. Before joining Amazon he was Vice President and Chief Scientist for Apple Computer, Inc. He was previously on the staff of the Xerox Palo Alto Research Center, President of a software consulting firm and a research associate at Stanford University. He retired from the board at the 2004 AGM, having served two three-year terms.

        John Scarisbrick, age 51, Independent Non-Executive Director: John Scarisbrick joined the ARM board in August 2001. He is a venture partner at Vortex Partners LLP in Dallas, Texas. He worked for Texas Instruments in the UK, France and the US for 25 years; he was most recently responsible for its $5 billion ASP business worldwide and had previously been President of Texas Instruments Europe (TI). Before joining TI, he worked in design roles at Rank Radio International and Marconi Space and Defence Systems. He is Chairman of Cambridge Positioning Systems Ltd; serves on the Technical Advisory Board of venture investor ViVentures; and is a director of Intrinsity, a fabless semiconductor company, and of SonIM, the leading developer of 2.5/3G voice instant messaging applications.

        Jeremy Scudamore, age 57, Independent Non-Executive Director: Jeremy Scudamore joined the ARM board in April 2004. He is CEO of Avecia Group (formerly the specialty chemicals business of Zeneca) and previously held senior management positions both in the UK and overseas within Zeneca and ICI. He is a board member of the Chemical Industries Association and England’s North West Science Council and is also a member of the DTI Innovation and Growth Team for the Chemical Industry. He is a member of ARM’s audit and remuneration committees.

    Election of Directors

        In accordance with the Company’s articles of association, Peter Cawdron retired by rotation at the Company’s 2003 Annual General Meeting and sought and gained re-election at that meeting. In accordance with the relevant provision of the UK Combined Code, which requires the election of directors by shareholders at the first opportunity after their appointment, Mike Inglis, who was appointed during 2002, submitted himself for election at the Company’s 2003 Annual General Meeting and was elected. Lawrence Tesler retired from the board at the Company’s 2004 Annual General Meeting on April 26, 2004. Jeremy Scudamore was appointed as a non-executive director of the Company immediately following the Annual General Meeting on April 26, 2004.

Executive Officers

Name(1)	Age	Position

Warren East	42	Chief Operating Officer; Director
Tim Score	43	Chief Financial Officer; Director
Tudor Brown	45	Chief Operating Officer; Director
Mike Inglis	44	Executive Vice President, Marketing; Director
Michael Muller	45	Chief Technology Officer; Director

(1)	The address for each listed executive officer is c/o ARM Holdings plc, 110 Fulbourn Road, Cambridge CB1 9NJ, UK.

COMPENSATION

        The aggregate compensation paid by the Company to all persons who served in the capacity of director or executive officer in 2003 (10 persons) was approximately £1,289,000. This does not include expenses reimbursed to officers (including business travel, professional and business association dues and expenses) but includes amounts expended by the Company for automobiles made available to its officers and other benefits commonly reimbursed or paid by companies in the UK. Each executive officer participates in the Company’s Key Executive Bonus Scheme under which he may receive a bonus of up to 50% of the executive’s fixed salary if certain targets (determined by agreement between the executive and the Remuneration Committee) are exceeded. The aggregate amount accrued by the Company during 2003 to provide pension, retirement or similar benefits for directors and executive officers was approximately £74,000.

        The emoluments of the directors of the Company were paid through its wholly owned subsidiary, ARM Limited, and were as follows:

Director	Fees £	Basic salary £	Benefits** £	Bonus payments £	Subtotal £	Pension contributions £	Total 2003 £	Total 2002 £

Executive
Sir Robin Saxby	—	200,000	11,710	—	211,710	24,638	236,348	235,747
Warren East	—	200,000	11,710	—	211,710	9,855	221,565	201,281
Tim Score*	—	170,000	10,728	—	180,728	9,855	190,583	159,559
Tudor Brown	—	160,000	11,710	—	171,170	9,855	181,565	166,281
Mike Muller	—	160,000	11,710	—	171,170	9,855	181,565	166,281
Mike Inglis*	—	160,000	11,710	—	171,170	9,855	181,565	68,733
Jonathan Brooks*	—	—	—	—	—	—	—	38,779
Pete Magowan*	—	—	—	—	—	—	—	100,548

Total	—	1,050,000	69,278	—	1,119,278	73,913	1,193,191	1,137,209

Non-executive
Peter Cawdron	24,000	—	—	—	24,000	—	24,000	24,000
Doug Dunn	24,000	—	—	—	24,000	—	24,000	24,000
John Scarisbrick	24,000	—	—	—	24,000	—	24,000	24,000
Lawrence Tesler	24,000	—	—	—	24,000	—	24,000	24,000

Total	96,000	—	—	—	96,000	—	96,000	96,000

Total	96,000	1,050,000	69,278	—	1,215,278	73,913	1,289,191	1,233.209

*	For T Score and M Inglis, the comparative salaries shown are from their date of appointments in 2002. For J Brooks and P Magowan, the comparative figures show the salary up to the date of their resignations from the board in 2002.

**	All the executive directors receive family BUPA and annual travel insurance as part of their benefits in kind. In addition, T Score has the use of a company car and R Saxby, W East, T Brown, M Muller and M Inglis receive a car allowance.

        Mike Inglis was appointed a non-executive director of Superscape Group plc on 16 July 2003. The Group holds 12% of the issued share capital of Superscape Group plc and more details about this investment are included in note 7 on page F-17. In this capacity, Mike Inglis received remuneration totaling £7,000 up to 31 December 2003 and was awarded options over 20,000 shares in Superscape Group plc at an option price of 33 pence on 7 January 2004. The shares will vest in thirds over the next three years providing that performance targets are met.

        All the executive directors are accruing benefits under a money purchase pension scheme as a result of their services to the Company, contributions for which were all paid during the year.

        Warren East elected to participate in the deferred bonus scheme in 2001 and deferred £12,680, being one-third of his bonus, for three years. Provided Warren East remains with the Company until December 31, 2004, the bonus payable on that date will be £25,360 representing an increase of 100% plus 6% interest per annum on the deferred amount there are no other outstanding arrangements under this plan.

Directors’ Interests

        Save as disclosed in “Control of Registrant”, none of the directors has any interest in the issued share capital of the Company which is required to be notified to the Company pursuant to Section 324 or 328 of the Companies Act

1985 (the “Companies Act”) or is required pursuant to Section 325 of the UK Companies Act to be entered into the register referred to therein; nor are there any such interests of any person connected with any director within the meaning of Section 346 of the UK Companies Act the existence of which is known to, or could with reasonable diligence be ascertained by, that director.

BOARD PRACTICES

Corporate Governance

    Compliance with the UK Combined Code

        The Group complies, and complied throughout 2003, with the 1998 UK Combined Code appended to the Listing Rules of the UK Financial Services Authority. The Group has reviewed the new UK Combined Code on Corporate Governance, published in July 2003, which applies to reporting years beginning on or after 1 November 2003 and sets out below the steps it has taken and intends to take in the light of this new guidance.

    Composition and operation of the board

        The board comprises five executive directors, four independent non-executive directors and the Chairman. The executive directors are the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Technology Officer and Executive Vice President, Marketing. The four independent non-executive directors are independent in character and judgment and there are no relationships or circumstances which are likely to affect the judgment of any of them. They provide a blend of experience and considerable knowledge to the board’s deliberations. Peter Cawdron, who is the Senior Independent Director, has extensive knowledge of UK public group issues and a strong financial background. Doug Dunn has experience of running large companies in the semiconductor and electronics industries. Lawrence Tesler and John Scarisbrick both have a broad understanding of the Group’s technology and the practices of major US-based technology companies.

        Lawrence Tesler retired from the board at the Annual General Meeting (AGM) on April 26, 2004 having served two three-year terms as a non-executive director. Jeremy Scudamore, who is CEO of Avecia Group (formerly the specialty chemicals business of Zeneca), was appointed as a non-executive director of the Company immediately following the AGM on April 26, 2004. He has considerable international business experience and will bring a broad range of skills to the board that extend beyond the semiconductor industry.

        Peter Cawdron, who was last re-elected as a director at the 2003 AGM, completed his second three-year term as a director of the Company in March 2004. The board is mindful of the principles set out in the new UK Combined Code. Following a review of the significant contribution Peter has made in his roles as Chairman of the audit committee and as the Senior Independent Director, and also to the general proceedings of the board, the board has decided that it is in the Company’s best interests for Peter to be appointed for a third three-year term. The directors are subject to re-election every three years under Article 79 of the Articles of Association.

        A resolution to change Article 70 of the Company’s Articles of Association was proposed at the AGM to increase the maximum number of directors from ten to twelve. This will enable further non-executive directors to be appointed, with the intention that they will comprise at least half the board (excluding the Chairman) in compliance with the new UK Combined Code. In addition, this will facilitate planning for orderly succession among the non-executive directors.

        The board had six scheduled meetings during 2003 which were all attended by all the directors, with the exception of the April meeting when Mike Muller was absent and the November meeting when Tudor Brown was absent (in both cases for business reasons). There is a procedure in place for additional meetings on any pertinent issues to be organized as necessary during the year. In addition, the Chairman held two meetings with the non-executive directors without the executives present and the non-executive directors met on one occasion without the Chairman being present.

        The board is responsible for setting the Company’s strategic aims and ensuring that the necessary financial and human resources are in place for it to meet its objectives. The board has a formal schedule of matters specifically reserved for its decision, which includes the approval of major business matters, policies, operating and capital expenditure budgets, and ensuring high standards of corporate governance are maintained. The board is also responsible for sanctioning unusual commercial arrangements such as atypical license agreements and investments.

        Before each meeting, the board is furnished with information in a form and of a quality appropriate for it to discharge its duties concerning the state of the business and its performance. The ultimate responsibility for reviewing and approving the annual report and accounts and the quarterly reports, and for ensuring that they present a balanced assessment of the Group’s position, lies with the board. The board delegates day-to-day responsibility for managing the Group to the executive committee and has a number of committees, details of which are set out below.

        The board is aware of the principle in the new UK Combined Code that it should undertake an annual evaluation of its own performance and that of its committees and individual directors, and intends to proceed with such an evaluation during 2004. In 2003, the executive committee (which includes the executive directors other than the Chairman) undertook a board effectiveness program, which included collective and individual performance evaluation and was assisted by third-party facilitators.

        During 2003 Mike Muller and Mike Inglis attended a three-day training course for PLC directors run jointly by Henley Management College and Ashridge and Manchester business schools. Further training for directors is planned for 2004.

    Executive committee

        The executive committee is responsible for implementing the strategy set by the board. Among other things, this committee is responsible for approval of standard license agreements, ensuring that the Group’s budget and forecasts are properly prepared, that targets are met, and generally managing and developing the business within the overall budget. Variations from the budget and changes in strategy require approval from the main board of the Group. The executive committee, which meets monthly, comprises the executive directors (excluding the Chairman) and the directors of ARM Limited, and meetings are attended by the Company Secretary and other senior operational personnel, as appropriate.

    Audit committee

        The audit committee has written terms of reference which were updated during the year to reflect the requirements of the new UK Combined Code. The committee has responsibility for, among other things, monitoring the integrity of the financial statements of the Company and any formal announcements relating to the Company’s financial performance, and for reviewing any significant financial reporting judgments contained in them; reviewing the Company’s internal controls and risk management systems; making recommendations to the board in relation to the appointment, remuneration and resignation or dismissal of the Group’s external auditors; reviewing and monitoring the external auditors’ independence and objectivity and the effectiveness of the audit process; developing and implementing policy on the engagement of the external auditors to supply non-audit services; and considering compliance with legal requirements, accounting standards, the Listing Rules of the UK Financial Services Authority and the requirements of the Securities and Exchange Commission.

        The committee also keeps under review the value for money of the audit and the nature, extent and cost-effectiveness of the non-audit services provided by the auditors. The committee has discussed with the external auditors their independence, and has received and reviewed written disclosures from the external auditors as required by the Auditing Standards Board’s Statement of Auditing Standard No. 610, “Communication of matters to those charged with governance”, as well as those required by the US Independence Standards Board’s Standard No. 1, “Independence discussions with audit committees”. To avoid the possibility of the auditors’ objectivity and independence being compromised, the Group’s tax consulting work is carried out by the auditors only in cases where they are best suited to perform the work, for example, tax compliance and advisory work relating to the audit. In most cases, the Group has engaged another independent firm of accountants to perform tax consulting work. The Group does not normally award general consulting work to the auditors. From time to time, however, the Group will engage the auditors to perform advisory work on matters relating to human resources and royalty audits. The Group may also seek professional advice from another firm of independent consultants or its legal advisers.

        The current audit committee comprises Peter Cawdron (Chairman), Doug Dunn, John Scarisbrick and Jeremy Scudamore. Peter Cawdron is the financial expert as defined in the Sarbanes Oxley Act. The committee met three times during 2003, once before the release of the preliminary announcement of the 2002 results to review the results and audit findings, once to review the half-year interim results and once before the year end to discuss the approach to the audit of the 2003 results. All committee members attended all three meetings. Jeremy Scudamore, who joined the ARM board in April 2004 as an independent non-executive director, is also a member of the audit committee.

        The external auditors, Chief Executive Officer, Chief Financial Officer and the Company Secretary attend all meetings in order to ensure that all the information required by the audit committee for it to operate effectively is available. The representatives of the Group’s auditors meet with the audit committee at least once a year without any executive directors being present.

    Nomination committee

        The nomination committee leads the process for board appointments and makes recommendations to the board in relation to any new appointments of executive and non-executive directors, and on board composition and balance. It is chaired by the Chairman and is attended by the four independent non-executive directors, Peter Cawdron, Doug Dunn, John Scarisbrick and Lawrence Tesler. The committee met once during 2003. The committee has written terms of reference which were updated during 2003 to reflect the requirements of the new UK Combined Code. In relation to the appointment of Jeremy Scudamore, the services of an external search consultancy were used.

    Internal control/risk management

        The board of directors has overall responsibility for ensuring that the Group maintains an adequate system of internal control and risk management and for reviewing its effectiveness. The board has reviewed the system of internal control including internal financial controls. Such systems are designed to manage rather than eliminate the risks inherent in a fast-moving, high-technology business and can, therefore, provide only reasonable and not absolute assurance against material misstatement or loss.

        At the beginning of 2002, a risk review team was set up comprising members from the board and the executive committee as well as managers representing the different business units and functions across the Group. During 2003 the risk review process was enhanced by the constitution of a risk review committee consisting of the Chief Technology Officer, the Chief Financial Officer, the Financial Controller and the Company Secretary. The team is responsible for identifying and evaluating risks which may impact on the Group’s strategic and business objectives, and for monitoring the progress of actions designed to mitigate such risks. The risk review team receives and reviews quarterly reports from business unit managers and corporate functions and its findings are considered and challenged by the risk review committee. The team reports to the executive committee once a year and, in turn, the risk review committee reports to the board once a year.

        In July 2003 a disclosure committee was set up in compliance with the Sarbanes-Oxley Act 2002. The committee, which comprises the Chief Executive Officer, the Chief Financial Officer, the Financial Controller, the General Counsel and the Company Secretary, is responsible for ensuring that disclosures made by the Company to its shareholders and the investment community are accurate, complete and fairly present the Company’s financial condition in all material respects.

        In addition, there is a series of interconnected meetings that span the Group from the weekly management meeting chaired by the Chief Executive Officer and the weekly business review meeting chaired by the Vice President, Operations, the purpose of which is to monitor and control all main business activities, sales forecasts and other matters requiring approval that have arisen within the week, to the board meetings of the Group. Each month an operations meeting, chaired by the Chief Operating Officer and attended by managers representing different functions across the Group, is held to review key performance indicators such as revenues, orders booked, costs, product and project delivery dates and levels of defects found in products in development. Once a quarter, the annual operational plans for the different disciplines within the Group are reviewed at the operations meeting. The outputs of the weekly business review meeting and the monthly operations meeting are reviewed by the executive committee which, in turn, raises relevant issues with the board of the Group. These processes for identifying, evaluating and managing the significant business, operational, financial, compliance and other risks facing the Group have been in place for the year under review and up to the date of approval of the annual report and financial statements. They accord with the guidance on internal control issued in September 1999 by the Internal Control Working Party of the Institute of Chartered Accountants in England and Wales.

        As required by the UK Turnbull guidance, the board has considered whether it would be appropriate for the Group to have its own financial internal audit function and has concluded that, taking account of its relatively small size, and a high degree of centralization in the way the business is run, this is not appropriate at present. It does, however, have an operational internal audit function that audits the Group’s business and product/project management processes. These processes are documented, maintained and continuously improved, for effectiveness and efficiency. In addition, they are audited externally by independent auditors for compliance with ISO 9001:2000.

Corporate Social and Ethical Policies

        While the Group is accountable to its shareholders, it also endeavors to take into account the interests of all its stakeholders, including its employees, customers and suppliers and the local communities and environments in which it operates. The Chief Financial Officer takes responsibility for matters relating to corporate social and ethical policies and these matters are considered at board level. A corporate social responsibility report is included below and is also available on the Group’s website www.arm.com. The Group joined the UK Institute of Business Ethics in 2000 and, following a process of independent verification, it received confirmation of its admittance to the UK GoodCorporation network in August 2001. This qualification provides assurance that it has been independently verified against a 21-point charter covering the fair treatment and protection of its employees, customers, suppliers, shareholders, the community and the environment. This independent verification process is repeated each year and, during 2003, the Group successfully retained its membership.

        As a company whose primary business is the licensing of intellectual property (IP), employees are highly valued and their rights and dignity are respected. The Group strives for equal opportunities for all its employees and does not tolerate any harassment of, or discrimination against, its staff. In 2003 ARM was named Employer of the Year in the UK National Business Awards. The Group also endeavors to be honest and fair in its relationships with its customers and suppliers and to be a good corporate citizen respecting the laws of the countries in which it operates.

    Environmental policies

        The Group’s premises are composed entirely of offices since it has no manufacturing activities. Staff make use of computer-aided design tools to generate intellectual property. This involves neither hazardous substances nor complex waste emissions. With the exception of Development Systems products, the majority of “products” sold by the Group comprise microprocessor core designs that are delivered electronically to customers.

        The Group does, however, recognize the increasing importance of environmental issues and these are discussed at board level where the Chief Financial Officer takes responsibility for them. A number of initiatives in this area have continued in 2003. The Group’s environmental policy is published on its website. An environmental action plan is implemented through various initiatives. These include monitoring resource consumption and waste creation so that targets set for improvement are realistic and meaningful, ensuring existing controls continue to operate satisfactorily and working with suppliers to improve environmental management along the supply chain.

        The Group has continued to compile data on energy use, including estimates for international business travel and an analysis of employee transport to and from work. Energy usage and resource consumption data for 2002 and 2003 are published in the Group’s corporate social responsibility report on its website. The provision of cycle sheds, showers and changing facilities at its UK offices facilitates greener commuting and the extensive provision of conference telephone and video conferencing equipment offers an alternative to international travel, where appropriate.

        A document output study has been established to examine paper consumption within the Group and to consider how an extension of its electronic document management systems might reduce the need for paper documents. The

Group can also demonstrate an increase in paper and packaging recycling and an improvement in the facilities in place to promote recycling of more materials. Energy usage is monitored closely to understand how it is used, which aids the setting of new targets. Renewable energy sources are also being investigated.

    Health and safety

        Although ARM operates in an industry and in environments which are considered low risk from a health and safety perspective, the safety of employees, contractors and visitors is a priority in all ARM workplaces worldwide. Continual improvement in safety management systems is achieved through detailed risk assessments to identify and eliminate potential hazards and occupational health assessments for employees. The UK offices are covered by a health and safety committee, fire wardens and first aiders. Each year the UK GoodCorporation verification ensures that the criteria in its charter are met. The UK offices are also audited by the British Safety Council and the Company achieved three stars in the 2003 audit. Other offices have similar cover dependent on local needs, practices and customs.

    Relationships with shareholders

        The board makes considerable efforts to establish and maintain good relationships with institutional shareholders. The Group has a regular dialogue with institutional shareholders throughout the year other than during close periods. The board also encourages communication with private investors throughout the year and part of the Group’s website is dedicated to providing investor relations information. At present, around 20 analysts write research reports on the Group. The Group publishes telephone numbers on its website enabling shareholders to listen to earnings presentations and audio conference calls with analysts.

        All shareholders may register to receive the Group’s press releases via the internet, and internet links to recordings of earnings presentations and audio conference calls are available at the appropriate time on its website.

        The board actively encourages participation at the Annual General Meeting, most recently held on April 26, 2004, which is the principal forum for dialogue with private shareholders. A presentation was made outlining recent developments in the business and an open question-and-answer session was held to enable shareholders to ask questions about the business in general.

Corporate Social Responsibility Report

        ARM considers itself to be a good corporate citizen. While we know that there will always be more to do, we strive to reduce the impact we make on the environment and to increase our connections with the communities in which we operate. We also work hard to connect with our shareholders, partners, suppliers and employees.

        We are corporate members of the UK Institute of Business Ethics (IBE) and were one of the first members of GoodCorporation, which was founded in 2001 to help organizations to develop, manage and monitor their corporate responsibilities. Based on principles set out by the IBE, the UK GoodCorporation charter enables companies to measure how effective they are in achieving these responsibilities. Our commitment to the charter includes being verified against it each year.

        In addition, we are listed on the FTSE4Good Index and take part in the Business in the Environment Index and the Corporate Responsibility Index.

    The environment

        Our business focuses on designing IP which enables devices to use less power and, as a result, to be more environmentally friendly. Our activities do not produce harmful waste or emissions and the UK Ethical Investment Research Service (EIRIS) grades us as an environmentally “low impact” business. Nevertheless, we monitor our environmental performance to enable us to set targets for reducing paper usage (and increasing the amount we recycle), and controlling water consumption. There are recycling bins for aluminum cans in the majority of our offices and our air conditioning systems run on less environmentally damaging refrigerants.

        We discourage the supply of company cars: in a company of 740 people, there are only 20. We encourage our people to cycle to work or to share car journeys, and we measure business travel.

     Connecting with local communities

        Our aim is to be a good corporate citizen of the communities in which we operate. As such, we support local initiatives and fundraising. In the UK, we tend to focus on educational projects – particularly for pupils who are interested in mathematics, science, IT and business subjects. This support is sometimes financial, sometimes in the form of our employees’ time and skills.

        Supporting education. Our support for education stretches from funding an information technology centre at a local junior school, to working on specific projects with students at the Judge Institute, Cambridge University’s business school. We have helped three schools near our Cambridge, UK offices and one near our Maidenhead, UK offices to achieve specialist school status; we support mathematics lectures for gifted school students at the Royal Institution and contribute to the funding to train the UK team for the International Maths Olympics. In addition, we have relationships with a number of universities. Our Chairman, for example, is a visiting professor at Liverpool and we worked with Loughborough to design a degree course which is based on the ARM architecture, with the result that we now have a number of Loughborough graduates working with us.

        Supporting good causes. We encourage our people to support their local communities. Some are school governors, some help children improve their reading skills, others support charities. Our employees at our Austin, Texas office have, for example, helped with Special Olympics Texas and worked on a new home for an underprivileged family, and employees at Austin and at Los Gatos have given their time to charities for the homeless.

        We “double the efforts” of employees who raise money for approved charities by matching the funds they raise (with the exception of political donations or other causes that might damage ARM’s good reputation). Charities for cancer, children, cystic fibrosis and MS have been some of the beneficiaries of this scheme.

    Connecting with our investors

        We take care to provide accurate and timely information for our investors – large and small. Board members and other senior managers communicate regularly with our institutional shareholders. Our retail investors are sent the annual report and a six-monthly report each year. In addition, our website www.arm.com carries comprehensive information about our business, partners and products, including all press releases.

    Connecting with employees

        Our aim is to attract and retain the best people available by being a good and ethical employer. The skills, knowledge and motivation of our people are crucial to ARM’s success. We promote and support individuals and teams through on-the-job and formal training, coaching and mentoring. Our staff turnover is approximately 5% a year.

        Our Employee Assistance Programme helps staff and their families with issues such as care for children or elderly relatives, legal and health advice, and stress or other counseling. We were named Employer of the Year in both the Midlands and East of England regions, and in the UK National Business Awards 2003.

     Equal opportunities. We need highly-qualified staff and do not see age, color, disability, ethnic origin, gender, political or other opinion, religion or sexual orientation as a barrier to employment. If any member of staff becomes disabled, we assess their needs and abilities with a view to their continuing in their current role. If this is impossible, we seek to offer them alternative employment.

     Benefits. Employees receive private healthcare; permanent health, travel and life insurance; pensions; sabbaticals; flexible working; stock options; and a save-as-you-earn share scheme. We encourage understanding and acceptance of national and cultural diversity by giving employees the opportunity to work in our offices other than in their home country.

     Accessibility

        We endeavor to provide access to all whether it be through building design to allow easy disabled access or through improving access to our website for those with visual impairments.

     Health and safety

        The safety of employees, contractors and visitors is a priority. We measure and analyze all accidents and “near misses” (we have had only one RIDDOR reportable accident in the Company’s history); by monitoring patterns or trends we can identify potential problems and work to avoid them. We are verified by GoodCorporation each year to ensure that we meet its health and safety requirements and our UK offices are also audited by the British Safety Council. In the UK, we have a health and safety committee and each office has fire wardens and first aiders. Our overseas offices have the health and safety cover required by local legislation. Health and safety is high on our agenda: we publicize work-related matters, advise employees to be prepared for winter driving and to take precautions to prevent hay fever or flu.

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

Remuneration Committee

        The remuneration committee has responsibility for determining and agreeing with the board, within agreed terms of reference, the Group’s policy for the remuneration of the executive directors and the individual remuneration packages for the executive directors including basic salary and annual bonuses, the level and terms of grants of options and awards and the terms of any performance conditions to apply to the exercise of such rights, pension rights and any compensation payments. Where the remuneration committee considers it appropriate, the committee will make recommendations in relation to the remuneration of senior management. The committee also liaises with the board in relation to the preparation of the board’s annual report to shareholders on the Group’s policy on the remuneration of executive directors and in particular the directors’ remuneration report, as required by the Companies Act 1985 (as amended), the UK Combined Code and the Listing Rules of the Financial Services Authority.

        The committee is chaired by Doug Dunn, and Peter Cawdron, John Scarisbrick and Jeremy Scudamore are members. The committee met three times during 2003 and all meetings were attended by all the committee members, with the exception of the December 2003 meeting when Lawrence Tesler was unable to attend. Jeremy Scudamore, who joined the ARM board in April 2004 as an independent non-executive director, is also a member of the remuneration committee. Given their diverse experience, the four independent non-executive directors are able to offer a balanced view with respect to remuneration issues for the Group. The committee has access to professional advice from external advisers, generally appointed by the Executive Vice President, Human Resources, in the furtherance of its duties and makes use of this. During 2003, Linklaters, Watson Wyatt, Deloitte & Touche and the Executive Vice President, Human Resources, have provided advice or services to the committee. Linklaters provided other legal services and Watson Wyatt provided pension advice to the Company during this period. The Chairman, Chief Executive Officer and Executive Vice President, Human Resources, normally attend for part of the remuneration committee meetings. No director is involved in deciding his own remuneration.

Remuneration Policy

        The remuneration committee in its deliberations on the remuneration policy for the Group’s directors seeks to give full consideration to the principles set out in the UK Combined Code. The committee also monitors developments in the accounting for equity-based remuneration on an ongoing basis.

        The Group operates a remuneration policy for executive directors designed to ensure that it attracts and retains the management skills necessary for it to remain a leader in its field. This policy seeks to provide rewards and incentives for the remuneration of executive directors that reflect their performance and align with the objectives of the Group, and comprise a mix of performance-related and non-performance-related remuneration. The committee believes that a director’s total remuneration should seek to recognize his worth in the external market.

        The nature of the Group’s development has meant that there has been a good deal of focus on the attainment of short-term objectives with a high level of variable remuneration. Currently, variable remuneration consists of three elements: annual cash bonus, discretionary share options and conditional awards under the Long Term Incentive Plan. All these incentives are performance-related and, as a result, more than half of each executive director’s remuneration is targeted to be performance linked. Following a review of the Group’s variable remuneration structure, the remuneration committee concluded that, in order to align better the interests of executive directors with those of shareholders, and to ensure that these key individuals are appropriately incentivized to remain with the Group, a higher proportion of executive directors’ remuneration should focus on longer-term objectives. As a result, in 2003 a shareholding guideline was introduced under which executive directors and certain senior managers are required to build up a holding of shares in the Company over a period of five years. The shareholdings will be built up of shares received under the Company’s discretionary share option schemes and/or the Long Term Incentive Plan and, in the case of executive directors, the required holding is 100% of basic salary.

Incentive Arrangements

        The remuneration committee aims to ensure that individuals are fairly rewarded for their contribution to the success of the Group. There is a strong bonus element to executive directors’ remuneration with a bonus of up to 50% of basic pay being available through the executive bonus plan if all targets are met. Payment of bonus is subject to the achievement of targets set by the remuneration committee which are directly related to the Group’s financial results. No bonuses are payable to executive directors in respect of 2003.

        For the 2004 operation of the bonus plan, three targets have been set by the remuneration committee, namely growth in profit before tax and growth in revenues (each of which account for 50% of total bonus potential) with the proviso that no bonus will be payable unless earnings per share exceed a defined target. If the Group’s targets are achieved, bonuses will be payable on a linear basis between the minimum and the maximum of the agreed range. Annual bonuses can be doubled under the deferred bonus plan if payment is deferred for three years.

        The Group operates a number of share option plans and employees generally receive a number of share options according to their grade, past performance and length of service. Typically, share options are allocated to employees on an annual basis. Discretionary options (under the Approved, Unapproved and Incentive Stock Option Schemes) are always issued at market value, while options issued under the Save As You Earn and Employee Stock Purchase Plans are issued at a 15% discount to market value. In line with practice among the Group’s peers in the technology sector, there are generally no performance conditions attached to the issue or exercise of discretionary options except for those issued to executive directors. Share options issued to executive directors prior to their appointment to the board of the Group do not have performance conditions attached to them. However, discretionary options issued to executive directors after their appointment to the board of the Group will have performance conditions attached to them. The executive directors do not currently receive options under the Approved Scheme and Incentive Stock Option Scheme. Under the Unapproved Scheme, share options with a value of up to five times base salary may be issued on the executive director joining the Group. In addition, discretionary options with a value of up to two times base salary may be issued each year. These discretionary options will vest after seven years, but may vest after three years from grant if the performance conditions are satisfied.

        For options granted before January 2003, the performance condition is that the Group must achieve average real EPS growth of at least 33.1% (i.e. 33.1% greater than the percentage increase (if any) in the Retail Prices Index) over a performance period of three years from the start of the financial year in which the options were granted (the “performance period”).

        For options granted from January 2003 under the performance condition, 50% of the shares under option will vest after three years if the Group achieves average real EPS growth of 9.3% over the performance period. If average real EPS growth of at least 33.1% is achieved over the performance period, 100% of the shares under option will vest after three years. Where the average real EPS growth over the performance period is between 9.3% and 33.1%, the number of shares which vest after three years increases on a straight-line basis.

        For options granted from January 2004 under the performance condition, 50% of the shares under option will vest after three years if the Group achieves average real EPS growth of 12.5% over the performance period. If average real EPS growth of at least 33.1% is achieved over the performance period, 100% of the shares under option will vest after three years. Where the average real EPS growth over the performance period is between 12.5% and 33.1%, the number of shares which vest after three years increases on a straight-line basis.

Pensions

        The Group does not operate its own pension scheme but makes payments into a Group personal pension plan, which is a money purchase scheme. The rate of Group contribution is 10% of the executive’s basic salary (25% in the case of the Chairman) subject to the Inland Revenue salary capping limits.

Executive Director Service Contracts

        Executive directors have “rolling” service contracts that may be terminated by either party on one year’s notice. The service contracts also terminate when executive directors reach age 65. With the exception of the Chairman, these agreements provide for each of the directors to provide services to the Group on a full-time basis. The agreements contain restrictive covenants for periods of three to six months following termination of employment relating to non-competition, non-solicitation of the Group’s customers, non-dealing with customers and non-solicitation of the Group’s suppliers and employees. In addition, each service agreement contains an express obligation of confidentiality in respect of the Group’s trade secrets and confidential information and provides for the Group to own any intellectual property rights created by the directors in the course of their employment.

        The dates of the service contracts of each person who served as an executive director during the financial year are as follows:

Director	Date

Sir Robin Saxby	January 31, 1996
Warren East	January 29, 2001
Tim Score	March 1, 2002

Director	Date

Tudor Brown	April 3, 1996
Mike Muller	January 31, 1996
Mike Inglis	July 17, 2002

        Where notice is served to terminate the appointment, whether by the Group or the executive director, the Group in its absolute discretion shall be entitled to terminate the appointment by paying to the executive director his salary in lieu of any required period of notice.

        Each of the executive officers has the right to participate in the various share option schemes and plans described below (other than the Incentive Stock Option Plan and the Savings Related Plan which are designed for employees in the United States).

Non-executive Directors

        During 2003, each non-executive director received a total fee of £24,000 per annum. This fee was arrived at by reference to fees paid by other companies of similar size and complexity, and reflected the amount of time non-executive directors were expected to devote to the Group’s activities during the year, which is around 10 to 15 working days a year. Peter Cawdron, an independent non-executive director who currently holds more than five directorships, has devoted during his term of office, and continues to be able to devote, the agreed amount of time to the Group’s activities. The remuneration of the non-executive directors is set by the board and their term of appointment is three years. Non-executive directors do not have service contracts, are not eligible to participate in bonus or share incentive arrangements and their service does not qualify for pension purposes or other benefits. No element of their fees is performance-related.

EMPLOYEES

        At December 31, 2003, the Company had 740 employees, including 139 in the United States where Jerry Ardizzone is president of ARM, INC., 27 in Japan where Takio Ishikawa is president of ARM KK, 6 in South Korea, where Young Sub Kim is president of ARM Korea Limited, 2 in Taiwan, where Philip Lu is Chairman of ARM Taiwan Limited, and 2 in P.R. China where Jun Tan is Director of ARM Consulting (Shanghai) Co. Ltd.

        The table below sets forth the number of Company employees by function and by location at year end for the periods indicated:

	Year ended December 31,

	2001	2002	2003

Total	722	721	740
Research and Development	429	420	442
Marketing and Sales	198	208	203
Finance and Administration	95	93	95
Location
Europe	553	538	564
United States	137	145	139
Far East	32	38	37

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

SHARE OWNERSHIP

        The following table sets forth, as of May 14, 2004, certain information as to the shares and outstanding options to subscribe for shares held by (i) each executive officer and director of the Company holding options and (ii) all executive officers and directors of the Company, as a group. As of May 14, 2004, there were 1,025,651,694 shares outstanding and options with respect to 27,873,900 underlying shares are exercisable within 60 days of May 14, 2004.

Name*	Beneficial Ownership Number(2)	Beneficial Ownership Percentage	Number of Shares underlying options(1)	Weighted average exercise price (per Share)(1)	Exercise prices and Expiration dates

Tudor Brown	1,496,460	0.15%	1,291,428	£0.97	(3)
Peter Cawdron	98,000	0.01%	—	—	—
Doug Dunn	48,000	—	—	—	—
Warren East	194,920	0.02%	1,641,343	£1.04	(4)
Mike Inglis	10,000	—	1,242,943	£0.93	(5)
Mike Muller	1,891,860	0.18%	1,255,779	£0.95	(6)
Sir Robin Saxby	24,002,860	2.35%	165,000	£1.97	(7)
John Scarisbrick	10,800	—	—	—	—
Tim Score	10,000	—	1,304,038	£0.96	(8)
Lawrence Tesler(9)	111,000	0.01%	—	—	—
Jeremy Scudamore(10)	—	—	—	—	—
All current directors and senior
management as a group (11 persons)	27,873,900	2.72%	6,900,531	£1.00

(1)	Adjusted to reflect 5 for 1 share split in the Company’s ordinary shares which took place in April 2000 and for the 4 for 1 share split in April 1999 where applicable.

(2)	Shares that are not outstanding but that may be acquired upon exercise of options within 60 days of the date of this report are deemed outstanding for the purpose of computing the number and percentage of outstanding shares beneficially owned by the relevant person. However, such shares are not deemed to be outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by any other person.

(3)	Options to subscribe for 140,000 shares at £1.224 per share expire on March 10, 2006, options to subscribe for 3,736 shares at £6.155 per share expire on May 21, 2010, options to subscribe for 21,264 shares at £6.155 per share expire on May 21, 2007, options to subscribe for 2,091 shares at £3.35 per share expire on May 13, 2011, options to subscribe for 22,909 shares at £3.35 per share expire on May 13, 2008, options to subscribe for 50,000 shares at £2.465 per share expire on April 18, 2009, options to subscribe for 731,428 shares at £0.438 per share expire on January 29, 2010 and options to subscribe for 320,000 shares at £1.25 per share expire on 29 January 2011.

(4)	Options to subscribe for 131,520 shares at £1.224 per share expire on March 10, 2006, options to subscribe for 8,480 shares at £1.224 per share expire on March 10, 2009, options to subscribe for 3,187 shares at £6.155 per share expire on May 21, 2010, options to subscribe for 20,962 shares at £6.155 per share expire on May 21, 2007, options to subscribe for 62,909 shares at £3.815 per share expire on May 21, 2008, options to subscribe for 100,000 shares at £2.465 per share expire on April 18, 2009, options to subscribe for 914,285 shares at £0.438 per share expire on January 29, 2010 and options to subscribe for 400,000 shares at £1.25 per share expire on 29 January 2011.

(5)	Options to subscribe for 223,515 shares at £2.1475 per share expire on May 26, 2009, options to subscribe for 731,428 shares at £0.438 per share expire on January 29, 2010 and options to subscribe for 288,000 shares at £1.25 per share expire on 29 January 2011.

(6)	Options to subscribe for 140,000 shares at £1.224 per share expire on March 10, 2006, options to subscribe for 3,736 shares at £6.155 per share expire on May 21, 2010, options to subscribe for 17,615 shares at £6.155 per share expire on May 21, 2007, options to subscribe for 2,091 shares at £3.35 per share expire on May 13, 2011 and options to subscribe for 22,909 shares at £3.35 per share expire on May 13, 2008, options to subscribe for 50,000 shares at £2.465 per share expire on April 18, 2009, options to subscribe for 731,428 shares at £0.438 per share expire on January 29, 2010 and options to subscribe for 288,000 shares at £1.25 per share expire on 29 January 2011.

(7)	Options to subscribe for 140,000 shares at £1.224 per share expire on March 10, 2006, options to subscribe for 25,000 shares at £6.155 per share expire on May 21, 2007.

(8)	Options to subscribe for 206,896 shares at £2.465 per share expire on April 18, 2009, options to subscribe for 777,142 shares at £0.438 per share expire on January 29, 2010 and options to subscribe for 400,000 shares at £1.25 per share expire on 29 January 2011.

(9)	Lawrence Tesler retired from the board on April 26, 2004.

(10)	Jeremy Scudamore was appointed to the board on April 26, 2004.

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

     Exercise of Options. Options are normally exercisable for a six month period following the maturity date under the relevant savings contract. If the option is not exercised within this six month period, the option will lapse. Options may also, however, be exercised, in certain circumstances, for example on an option holder ceasing to be an employee due to injury, disability, redundancy, retirement, following change of control of the employing company and in the event of a takeover or winding up of the Company. If any option is exercised early in one of these circumstances, the optionholder may only use the savings made under his savings contract at that time to exercise the option. Options are not transferable and may only be exercised by the person to whom they are granted, except in certain specific circumstances (e.g. death of employee).

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

     Exercise of Options. Options will normally be exercisable, subject to any performance condition being satisfied, and by a person who remains a director or employee of the Company or any subsidiary, between the third and tenth anniversaries of grant. Options may also, however, be exercised early in certain circumstances, for example on an optionholder ceasing to be an employee due to ill health, redundancy, retirement, following a change in control of the employing company, and in the event of a takeover or winding up of the Company. Options are not transferable and may only be exercised by the persons to whom they are granted, except in certain specific circumstances (e.g. death of employee).

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

        Options granted to executive directors are exercisable on or after the seventh anniversary of the date of grant, vesting may be accelerated if a performance condition is satisfied, in which case the options are exercisable on or after the third anniversary of grant. Currently, the performance condition requires the Company to achieve, over a period of three consecutive financial years, an EPS growth of 33.1% greater than the increase in the Retail Prices Index over the same period. The Remuneration Committee has a discretion to amend or waive the performance condition in certain circumstances. Options granted to persons other than the executive directors are normally exercisable over 4 years, as to 25% of the shares covered by the option on the first anniversary following grant, and 25% on or after each subsequent anniversary. All employees of ARM Limited at the year end are eligible to receive options under the Annual Share Grant which occurs in late January following the results announcement of the previous year. These options are exercisable over four years, as to 25% of the shares covered by the option on December 31 following grant, and 25% on or after each subsequent December 31. All options expire on the seventh anniversary of their grant.

     Performance Condition. The Remuneration Committee may grant options subject of a performance condition aimed at linking the exercise of options to sustained improvements in the underlying financial performance of the Company.

Long Term Incentive Plan

        A Long Term Incentive Plan was approved by shareholders at the 2003 Annual General Meeting, and conditional share awards were made on July 25, 2003 to directors when the mid-market price was £0.8025.

Director	As at January 1, 2003 Number	Conditional Award Number	As at December 31, 2003 Number	Vesting Date

Warren East	—	248,447	248,447	January 2006
Tim Score	—	211,180	211,180	January 2006
Tudor Brown	—	198,758	198,758	January 2006
Mike Muller	—	198,758	198,758	January 2006
Mike Inglis	—	198,758	198,758	January 2006

        Conditional awards will vest to the extent that the performance criteria are satisfied over a three-year performance period from January 1, 2003 to December 31, 2005. The performance conditions are based on the Company’s TSR (Total Shareholder Return) when measured against that of two comparator groups (each testing half of the shares comprised in the award). The first index comprises UK companies across all sectors (FTSE 250) and the second comprises predominantly US companies within the Hi Tech sector (FTSE Global Technology index). For each comparator group, the number of shares that may vest may be up to a maximum of 200% of the shares if the Company’s TSR ranks in the upper decile, 50% will vest in the event of median performance and between median and upper decile performance vesting will increase on a straight line basis. No shares will be received for below median performance. In addition, no shares will vest unless the committee is satisfied that there has been a sustained improvement in the underlying financial performance of the Company.

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

The Incentive Stock Option Plan

        The Incentive Stock Option Plan is substantially the same as the Unapproved Scheme, except that it has been structured to enable options granted under it to qualify as incentive stock options for the purpose of the US Internal Revenue Code and therefore provide tax benefits for employees in the United States.

        Options granted under the Incentive Stock Option Plan are not subject to performance conditions. The rules of the Incentive Stock Option Plan state that options may not be exercised after the fifth anniversary of grant. Options granted to new employees are normally exercisable over 4 years, as to 25% of the shares covered by the option on the first anniversary following grant, and 25% on or after each subsequent anniversary. In addition, all employees of ARM Limited at the year end are eligible to receive options under the Annual Share Grant which occurs in late January following the results announcement of the previous year. These options are exercisable over four years, as to 25% of the shares covered by the option on December 31 following grant, and 25% on or after each subsequent December 31. All options expire on the seventh anniversary of their grant.

Belgium Scheme

        The Belgium Scheme is substantially the same as the Approved Scheme, except that it has been structured to enable options granted under it to provide tax benefits for employees in Belgium. Options granted under the Belgium Scheme are not subject to performance conditions. The rules of the Belgium Scheme state that the options may not be exercised until the first January following the third anniversary of grant.

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

        The ESOP was funded initially through an interest free loan totaling approximately £1.4 million. The trustee is likely to repay the loan from cash contributions from the employing companies. The trustee acquired 5,000,000 shares at the Company’s Initial Public Offering. Conditional awards under the Company’s Long Term Incentive Plan have been granted over these shares at December 31, 2003 but no awards have been made since the ESOP was created.

        As at 31 December 2003 and 2002 the trust held 5,000,000 shares (nominal value £2,500) with a market value of £6,425,000 at 31 December 2003 (2002: £2,400,000). All costs relating to the scheme are dealt with in the profit and loss account as they accrue and the trust has waived the right to receive dividends of over and above 0.01 pence per share on all shares held.

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

        Treasury stock includes £6,131,000 relating to 721,080 shares held by the group’s QUEST, which was established by the Company during 1999 to acquire new shares in the Company for the benefit of employees and directors of the group. During 2003, 1,075,674 (2002: 220,846) shares were allocated to satisfy employees’ and directors’ exercises under the Company’s Save As You Earn Scheme. The shares held by the QUEST are valued at cost. The market value of the shares at December 31, 2003 was £926,588 (2002: £862,442).

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

        The following table sets forth certain information as at May 14, 2004, with respect to each person who is known by the Company to be the beneficial owner of more than 3% of outstanding shares.

        Beneficial ownership is determined in accordance with the rules of the US Securities and Exchange Commission and includes voting or investment power with respect to the securities. As at May 14, 2004, the number of our shares held in the US in the form of ordinary shares or ADSs amounts to approximately 11% of our total outstanding share capital. There are 75 holders of record of our shares in the US. We believe that the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The shareholders listed below have the same voting rights as our other shareholders. As far as the Company is aware, it is neither directly nor indirectly owned or controlled by one or more corporations or by any government.

        As at May 14, 2004, which is the most recent practicable date prior to the date of this annual report, except as noted below, we are not aware of:

  any arrangements that might lead to a change in control of our business,

  any person who is interested in 3% or more of our capital, or any person who can, will or could directly or indirectly, jointly or severally, exercise control over us.
Name	Shares Beneficially Owned (Number)	Percent
Capital Group	105,207,945	10.28
Fidelity Investments	60,295,481	5.88
Legal & General Investment Management	57,019,592	5.56
Threadneedle Investments	43,629,299	4.25
Janus Capital Group Company	39,072,743	3.82

RELATED PARTY TRANSACTIONS

        During 2003, the Company invested a further £1,152,000 in Superscape Group plc, a company in which Mike Inglis is a non-executive director. Additionally during 2003, the Company purchased a license for £500,000 from Superscape plc and made cross-license payments of £453,000 to Superscape Group plc. Of these cross-license payments, £392,000 was owed to Superscape Group plc at December 31, 2003.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

      Consolidated financial statements are set forth under “Item 18. Financial Statements.”

LEGAL PROCEEDINGS

        As previously reported, ARM was in dispute with Herodion Corporation (formerly PicoTurbo, Inc.) over the parties’ respective rights and obligations in connection with an out of court settlement between ARM and PicoTurbo, Inc. arising from patent litigation between the two companies. ARM and Herodion Corporation agreed to submit the dispute to Arbitration before the American Arbitration Association.

        Phase 1 of the arbitration relating to Herodion Corporation’s claims for breach of contract, breach of the covenant of good faith and fair dealing, defamation, fraud in the inducement and breach of fiduciary duty took place between January 5, and January 16, 2004. The Panel issued an interim award for Phase 1 of the arbitration awarding Herodion Corporation amongst other things, certain amounts as damages.

        Following the interim award, ARM and Herodion Corporation agreed to enter into a settlement agreement relating to all outstanding issues between ARM and Herodion Corporation. ARM agreed to pay to Herodion Corporation, $11,000,000 in full and final settlement of all outstanding legal issues. This amount included the original cash investment that ARM committed to make and settlement of Herodion Corporation’s claims for damages in compensation for loss of license revenue and royalty payments.

        ARM’s license agreements with its licensees often include provisions which, subject to the satisfaction of certain conditions, require ARM to indemnify its licensees if the licensed technology infringes the intellectual property rights of a third party. The following proceedings, in which products incorporating ARM’s processor designs have been accused of patent infringement, are subject to such indemnification provisions.

        STMicroelectronics Inc. accused Motorola, Inc. (STMicroelectronics, Inc v Motorola, Inc. United States District Court, Eastern District of Texas, Sherman Division, Civil Action No. 4:03CV276) of infringing several of its patents. Motorola counterclaimed with allegations that STMicroelectronics, Inc. and STMicroelectronics N.V. infringe several Motorola patents, including Motorola’s U.S. Patent No. 5,084,814 (the “814 Patent”). Motorola alleges that products based on ARM’s processor designs infringe the 814 Patent. The Markman hearing has taken place and the ruling of the District Court is awaited. ARM has been closely involved in the defense of this litigation to the extent that it concerns the 814 Patent and is confident that the subject technology does not infringe the 814 patent. There is a limitation on ARM’s liability under the indemnity provision relating to this litigation of US$3,000,000, which has been provided for in full.

        Matsushita Electric Industrial Co., Ltd., accused Samsung Semiconductor, Inc. (Matsushita Electric Industrial Co., Ltd v Samsung Electronics Co., Ltd et al (Civil Action No. 02-CV-336) of infringing several of its patents. Samsung counterclaimed with allegations that Matsushita infringes several Samsung patents, including Samsung’s U.S. Patent No. 5,781,750 (the “750 Patent”) and U.S. Patent No. 6,076,155 (the “155 Patent”). Samsung alleges that products based on ARM’s processor designs infringe the 750 Patent and the 155 Patent. The litigation is currently in discovery. ARM is confident that the subject technology does not infringe the 750 Patent or the 155 Patent. There is a limitation on ARM’s liability under the indemnity provision relating to this litigation of US$1,500,000.

        Motorola, Inc. has accused Analog Devices, Inc. (Motorola Inc. v. Analog Devices, Inc., United States District Court, Eastern District of Texas, Beaumont Division, Civil Action No. 1:03-CV-0131) of infringing several of its patents including Motorola’s U.S. Patent No. 5,084,814 (the “814 Patent”). Motorola alleges that products based on ARM’s processor designs infringe the 814 Patent. The Markman hearing has taken place and the District Court has divided the proceedings so that claims relating to process patents will be tried before claims relating to circuit patents. The District Court has provided the results of the Markman with respect to process patents but has not yet ruled with respect to circuit patents. There is a limitation on ARM’s liability under the indemnity provision relating to this litigation of US$1,000,000.

        On May 23, 2002, Nazomi Communications, Inc. filed suit against ARM alleging willful infringement of Nazomi’s U.S. Patent No. 6,332,215. ARM answered Nazomi’s complaint on July 22, 2002 denying infringement. ARM moved for summary judgment and a ruling that the accused technology does not infringe. The United States District Court for the Northern District of California granted ARM’s motion, holding that the accused technology does not infringe. Nazomi has appealed the District Court’s ruling. The Court of Appeals for the Federal Circuit has not set a date to hear the appeal. ARM is confident that the effect of the original ruling by the District Court will be maintained by the ruling of the Court of Appeals for the Federal Circuit.

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

        The following table sets forth, for the periods indicated, the high and low sales price of the ordinary shares reported on the London Stock Exchange:

	Price per Share

	High	Low

Annual prices:
1998 (starting April 17)	£0.66	£0.38
1999	8.35	0.64
2000	10.02	4.40
2001	5.67	1.86
2002	4.03	0.38
2003	1.36	0.43
Quarterly prices:
2002:
First Quarter	4.03	2.55
Second Quarter	2.90	1.18

	Price per Share

	High	Low

Third Quarter	1.87	1.10
Fourth Quarter	1.30	0.38
2003:
First Quarter	0.58	0.43
Second Quarter	0.84	0.50
Third Quarter	1.17	0.65
Fourth Quarter	1.36	1.01
2004:
First Quarter	1.44	1.09
Second Quarter (through May 14)	1.27	1.08
Monthly prices:
November 2003	1.20	1.09
December 2003	1.36	1.22
January 2004	1.44	1.25
February 2004	1.34	1.19
March 2004	1.27	1.09
April 2004	1.27	1.16
May 2004 (through May 14)	1.18	1.08

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

	Price per ADS

	High	Low

Annual prices:
1998 (starting April 17)	$3.37	$1.75
1999	41.00	3.05
2000	48.60	18.31
2001	25.69	8.39
2002	17.10	1.96
2003	6.94	2.25
Quarterly prices:
2002:
First Quarter	17.10	11.25
Second Quarter	12.52	5.93
Third Quarter	8.68	5.47
Fourth Quarter	6.34	1.96
2003:
First Quarter	2.77	2.25
Second Quarter	4.15	2.43
Third Quarter	5.73	3.50
Fourth Quarter	6.94	5.12
2004:
First Quarter	7.80	6.00
Second Quarter (through May 14)	7.03	5.76
Monthly prices:
November 2003	6.21	5.51

	Price per ADS

	High	Low

December 2003	6.94	6.59
January 2004	7.80	6.80
February 2004	7.46	6.53
March 2004	7.06	6.00
April 2004	7.03	6.16
May 2004 (through May 14)	6.37	5.76

NASDAQ CORPORATE GOVERNANCE EXEMPTION

        Nasdaq has granted us an exemption with respect to the quorum requirement under Rule 4350(f), which requires each issuer to provide for a quorum as specified in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33 1/3% of the outstanding shares of a company’s common voting stock. This waiver was granted on the grounds that such quorum requirements are contrary to generally accepted business practices in the United Kingdom. We comply with the relevant quorum standards applicable to companies in the United Kingdom, as set forth in our Memorandum and Articles of Association.

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

Directors

        A Director shall not, except as otherwise provided in the Memorandum and Articles of Association, vote in respect of any contract or arrangement in which he has any material interest and shall not be counted in the quorum at a meeting in relation to any resolution on which he is not entitled to vote. Subject to the provisions of law, a Director shall (in the absence of some other material interest) be entitled to vote and be counted in the quorum in respect of any resolution concerning the giving of any security, guarantee or indemnity in respect of money lent or obligations incurred by him or by any other person for the benefit of the Company or any of its subsidiaries or in respect of any debt or other obligation of the Company or its subsidiaries for which he himself has assumed responsibility under a guarantee or indemnity or by the giving of security. A Director shall also (in the absence of some other material interest) be entitled to vote and be counted in the quorum in respect of any resolution regarding an offer of shares or other securities of or by the Company or any of its subsidiaries in which offer he is or may be entitled to participate, subject to the provisions of law.

        A Director shall not be required to retire by reason of his having attained any particular age, and any provision of law which would have the effect of rendering any person ineligible for appointment or election as a Director or liable to vacate office as a Director on account of his having reached any specified age or of requiring special notice or any other special formality in connection with the appointment or election of any Director over a specified age, shall not apply to the Company. A Director shall not be required to hold any shares of the Company by way of qualification.

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

        Where the default shares represent 0.25% or more of the issued shares of the class in question, the directors may by notice to the shareholder direct that any dividend or other money which would otherwise be payable on the default shares shall be retained by the Company without liability to pay interest and the shareholder shall not be entitled to elect to receive shares in lieu of dividends and/or that no transfer of any of the shares held by the shareholder shall be registered unless transfer is an approved transfer or the shareholder is not himself in default in supplying the information required and the transfer is of part only of the shareholders holdings and is accompanied by a certificate given by the shareholder in a form satisfactory to the directors to the effect that after due and careful enquiry the shareholder is satisfied that none of the shares which are the subject of the transfer are default shares. In the case of shares in uncertificated form, the directors may only exercise their discretion not to register a transfer if permitted to do so under the Uncertificated Securities Regulations 1995. Any direction notice may treat shares of a member in certificated and uncertificated form as separate holdings and either apply only to the former or to the latter or make different provisions for the former and the latter.

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

        Subject to confirmation by the court, the Company may by special resolution reduce its share capital or any capital redemption reserve, share premium account or other undistributable reserve in any way.

        The following resolution was passed at the Annual General Meeting:

        That the Company be and is hereby unconditionally and generally authorized for the purpose of Section 166 of the Companies Act 1985 to make market purchases (as defined in Section 163 of that Act) of ordinary shares of 0.05 pence each in the capital of the Company provided that:

(a)	the maximum number of shares which may be purchased is 102,330,000;

(b)	the minimum price which may be paid for each share is 0.05 pence;

(c)	the maximum price (excluding expenses) which may be paid for any ordinary share is an amount equal to 105% of the average of the middle-market quotations of the Company’s ordinary shares as derived from the Official List of the London Stock Exchange for the five business days immediately preceding the day on which such share is contracted to be purchased.

(d)	this authority shall expire at the conclusion of the Annual General Meeting of the Company held in 2005 or, if earlier, July 26, 2005 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

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

        This discussion does not address the tax consequences to a US Holder (i) that is resident (or, in the case of an individual, ordinarily resident) in the United Kingdom for UK tax purposes or, (ii) that is a corporation which alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting stock of the Company. This discussion is based in part upon representations of the Depositary and assumes that each obligation provided for in, or otherwise contemplated by, the Deposit Agreement and any related agreement will be performed in accordance with its respective terms. The US Treasury has expressed concerns that parties to whom ADRs are pre-released may be taking actions that are inconsistent with the claiming, by US holders of ADRs, of foreign tax credits for US federal income tax purposes. Accordingly, the analysis of the creditability of UK taxes described below could be affected by future actions that may be taken by the US Treasury.

        The statements regarding US and UK tax laws and practices set forth below, including the statements regarding the US / UK double taxation convention relating to income and capital gains (the “Treaty”) and the US / UK double taxation convention relating to estate and gift taxes (the “Estate Tax Treaty”), are based on those laws and practices and the Treaty and the Estate Tax Treaty as in force and as applied in practice on the date of this annual report and are subject to changes to those laws and practices and the Treaty and the Estate Tax Treaty subsequent to the date of this annual report, possibly on a retroactive basis. In addition, the statements below also discuss certain aspects of the prior US/UK double taxation convention relating to income and capital gains (the “Prior Treaty”). This discussion is not exhaustive of all possible tax considerations that may be relevant in the particular circumstances of each US Holder and does not address all tax considerations that may be relevant to all categories of potential purchasers, some of whom may be subject to special rules. In particular, the discussion does not address special class of holders, such as (i) certain financial institutions, (ii) insurance companies, (iii) dealers and traders in securities or foreign currencies, (iv) persons holding shares or ADSs as part of a hedge, straddle or conversion transaction, (v) persons whose functional currency for US federal income tax purposes is not the US dollar, (vi) partnerships or other entities classified as partners for US federal income tax purposes, (vii) persons liable for the alternative minimum tax, (viii) tax-exempt organizations, (ix) US resident corporate shareholders that constitute investment or holding companies, 25% or more of the capital of which is owned, directly or indirectly, by persons that are not individuals resident in, and are not nationals of, the United States; or (x) persons who acquired shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation. Prospective investors are advised to satisfy themselves as to the tax consequences, including the consequences under foreign, US federal, state and local laws applicable in their own particular circumstances, of the acquisition, ownership and disposition of shares or ADSs by consulting their tax advisers.

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

        For US federal income tax purposes, the sum of the dividend paid, and, if the Prior Treaty applies to the dividend and the US Holder so elects, the associated tax credit payments, is includible in gross income by US resident shareholders and, for foreign tax credit limitation purposes, is foreign source income, treated separately, together with other items of “passive income” (or, in the case of certain holders, “financial services income”). The amount of any cash distribution paid in pounds sterling, including the amount of any UK tax withheld, will be equal to the US dollar value of such pounds sterling on the date of receipt by the Depositary in the case of US Holders of ADSs, or by the US Holder in the case of US Holders of shares, regardless of whether the payment is in fact converted into US dollars. Generally, if the distribution is not converted into US dollars on the date of receipt, a US Holder may be required to recognize foreign currency gain or loss in respect of the dividend income. The UK withholding is treated as a foreign income tax which, if the US Holder elects to include the tax credit payment in income as described above and, subject to certain limitations and restrictions, may be eligible for credit against a US resident shareholder’s US federal income tax liability (or deductible by such shareholders in computing their taxable income). No dividends received deduction is allowed to US resident corporate shareholders with respect to dividends paid by the Company.

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

        Under recently enacted legislation, dividends received by noncorporate U.S. Holders on ADSs or shares may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. U.S. Holders should consult their own tax advisers regarding the application of this new legislation to their particular circumstances.

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

Passive Foreign Investment Company Rules

        The Company believes that it was not a “passive foreign investment company” (“PFIC”) for US federal income tax purposes for 2003. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time, which may be especially volatile in a technology related enterprise, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a US Holder held shares or ADSs, certain adverse consequences could apply to the US Holder.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN CURRENCY EXCHANGE RATE RISK

        The Company’s earnings and liquidity are affected by fluctuations in foreign currency exchange rates, principally the US dollar rate, reflecting the fact that most of the Company’s revenues and cash receipts are denominated in US dollars, while a high proportion of its costs are in sterling. The movement in the US dollar exchange rate against sterling in 2001 has had a favorable impact on the results of that year, with revenues being translated at higher sterling values than the corresponding dollar amounts in 2000. However, through 2002 the US dollar weakened against sterling, with the trend continuing in 2003. This movement has had an unfavorable impact on both our 2002 and 2003 results with revenues being translated at lower sterling values than the corresponding amounts in 2001.

        The Company reduces this US dollar/sterling risk where possible by currency hedging. Due to the high value and timing of receipts on individual licenses and the requirement to settle certain expenses in US dollars, the Company reviews its foreign exchange exposure on a transaction by transaction basis. It then hedges this exposure using forward contracts for the sale of US dollars, which are negotiated with major UK clearing banks. The average size of each forward contract was $3.0 million in 2001, $7.2 million in 2002 and $4.6 million in 2003, and the aggregate value of outstanding forward contracts at year-end was $44.0 million in 2003, $54.0 million in 2002 and $42.8 million in 2001. The Company does not currently use any other financial instruments or derivatives, although the Company is reviewing the use of other financial instruments such as currency options. The fair values of the financial instruments outstanding at the end of December 31, 2001, 2002 and 2003 are disclosed in Note 13 to the Consolidated Financial Statements. The settlement period of the forward contracts outstanding at December 31, 2003 was between January 12 and March 26, 2004.

INTEREST RATE RISK

      Not applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

        As of December 31, 2003, the Company, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures. The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management's control objectives. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.

        There has been no change in the Company’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

        At its meeting in January 2003, the Board determined that Peter Cawdron, an independent director and member of the Group’s Audit Committee, is an audit committee financial expert for the purposes of the Sarbanes-Oxley Act of 2002.

ITEM 16B. CODE OF ETHICS

        We have adopted various schemes and policies, which satisfy the requirements of a code of ethics. These policies apply to all directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and any person performing similar functions. Our policies contain provisions relating to honest and ethical conduct (including the handling of conflicts of interest between personal and professional relationships), the preparation of full, fair, accurate and timely disclosure in reports and documents filed with the Securities and Exchange Commission and in other public communications made by the Company, prompt internal reporting of violations of company policies and other matters. These policies are available upon written request from Arm Holdings plc, 110 Fulbourn Road, Cambridge CB1 9NJ, England. Any amendment to or waiver from a provision of the policies relating to directors and executive officers will be promptly disclosed on the Company’s website at www.arm.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	2002	2003

	£’000
Audit Fees	157	166
Audit-Related Fees(1)	42	51
Tax Fees(2)	37	87
All Other Fees(3)	11	85

(1)	Audit-related services consist primarily of work completed on quarterly earnings and technical assistance on understanding and implementing new accounting and financial reporting guidance, as further described beginning on page A-2.

(2)	Tax services consist primarily of tax compliance work, as further described on page A-3.

(3)	Other services consist primarily of royalty audits.

        The audit of ARM Holdings plc (included in Audit Fees) and the royalty audit (categorized as All Other Fees) were specifically pre-approved by the audit committee. The remaining services (including the annual audit services performed for each subsidiary of the Company) received general pre-approval from the audit committee.

        For our audit and non-audit services pre-approval policy, please see Appendix A beginning on page A-1.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Not applicable.

ITEM 17. FINANCIAL STATEMENTS

        The Company has responded to Item 18 in lieu of this item.

PART III

ITEM 18. FINANCIAL STATEMENTS

        The following financial statements, together with the report of PricewaterhouseCoopers thereon, are filed as part of this Form 20-F.

ITEM 19. EXHIBITS

1.1	Memorandum and Articles of Association of ARM Holdings plc.
*4.1	Executive Service Agreement between Advanced Risc Machines Limited and Robin Keith Saxby, dated January 31, 1996.
*4.2	Executive Service Agreement between Advanced Risc Machines Limited and Jonathan Brooks, dated February 2, 1996.
*4.3	Executive Service Agreement between ARM Limited and Warren East, dated January 29, 2001.
*4.4	Executive Service Agreement between Advanced Risc Machines Limited and James Stuart Urquhart, dated February 2, 1996.
*4.5	Executive Service Agreement between ARM Limited and Peter J. Magowan, dated January 29, 2001.

*4.6	Executive Service Agreement between Advanced Risc Machines Limited and William Tudor Brown, dated April 3, 1996.
*4.7	Executive Service Agreement between Advanced Risc Machines Limited and Michael Peter Muller, dated January 31, 1996.
**4.8	Executive Service Agreement between ARM Limited and Tim Score, dated March 1, 2002.
**4.9	Executive Service Agreement between ARM Limited and Mike Inglis, dated July 17, 2002.
8.1	List of significant subsidiaries.
12.1	CEO certification required by Rule 13a-14(a)
12.2	CFO certification required by Rule 13a-14(a)
13.1	Certification required by Rule 13a-14(b)

*	Previously filed with the Securities and Exchange Commission as part of the annual report on Form 20-F as filed on June 15, 2001 and incorporated herein by reference.

**	Previously filed with the Securities and Exchange Commission as part of the annual report on Form 20-F as filed on June 23, 2003 and incorporated herein by reference.

APPENDIX A

ARM HOLDINGS PLC AUDIT COMMITTEE

Audit and Non-Audit Services Pre-Approval Policy

I. Statement of Principles

     The Audit Committee of ARM Holdings plc (the “Company”) is responsible for the oversight of the work of the Company’s independent auditors. As part of this responsibility, the Audit Committee has decided it should pre-approve the audit and non-audit services to be performed by the Company’s independent auditors in order to assure that they do not impair their independence from the Company. To implement these provisions the Audit Committee has decided to base its policy on the rules issued by the US Securities and Exchange Commission (the “SEC”) specifying the types of services that an independent auditor may not provide to its audit client, as well as the audit committee’s administration of the engagement of the independent auditor. Accordingly, the Audit Committee has adopted, and the Board has ratified, this Audit and Non-Audit Services Pre-Approval Policy (this “Policy”), which sets forth the procedures and the conditions pursuant to which audit and non-audit services proposed to be performed by the Company’s independent auditors may be pre-approved.

     The SEC’s rules establish two different approaches to pre-approving audit and non-audit services, which the SEC considers to be equally valid. Proposed audit and non-audit services either:

  may be pre-approved without consideration of specific case-by-case services by the Audit Committee (“general pre-approval”); or
  require the specific pre-approval of the Audit Committee or its representative (“specific pre-approval”).

     The Audit Committee believes that the combination of these two approaches in this Policy will result in an effective and efficient procedure to pre-approve audit and non-audit services to be performed by the independent auditors. As set forth in this Policy, unless a type of audit or non-audit service to be provided by the independent auditors has received general pre-approval, it will require specific pre-approval by the Audit Committee or its representative. Any proposed audit or non-audit services exceeding pre-approved cost levels or budgeted amounts that may be established by the Audit Committee will also require specific pre-approval by the Audit Committee.

     For both methods of pre-approval, the Audit Committee will consider whether such audit and non-audit services are consistent with the SEC’s rules on auditor independence. The Audit Committee will also consider whether the independent auditors are best positioned to provide the most effective and efficient service, for reasons such as its familiarity with the Company’s business, people, culture, accounting systems, risk profile and other factors, and whether the service might enhance the Company’s ability to manage or control risk or improve audit quality. All such factors will be considered as a whole, and no one factor should necessarily be determinative.

     The Audit Committee is also mindful of the relationship between fees for audit and non-audit services in deciding whether to pre-approve any such services and may determine, for each fiscal year, the appropriate ratio between the total amount of fees for Audit, Audit-related and Tax services and the total amount of fees for certain permissible non-audit services classified as All Other services.

     The appendices to this Policy describe the Audit, Audit-related, Tax and All Other services that have the general pre-approval of the Audit Committee. The term of any general pre-approval is 12 months from the date of pre-approval, unless the Audit Committee considers a different period to be appropriate and states otherwise. The Audit Committee will annually review and pre-approve the services that may be provided by the Company’s independent auditors without obtaining specific pre-approval from the Audit Committee. The Audit Committee will add or subtract to the list of general pre-approved services from time to time, based on subsequent determinations.

     The purpose of this Policy is to set forth the procedures by which the Audit Committee intends to fulfill its responsibilities, including, without limitation, taking steps to prevent the Company’s independent auditors from auditing their own work, performing management functions on behalf of the Company and acting as an advocate for the Company. The Audit Committee will not delegate its responsibilities to pre-approve services to be performed by the independent auditors to management of the Company.

     The independent auditor has reviewed this Policy and believes that implementation of the policy will not adversely affect the auditor’s independence.

     The independent auditor shall certify to the Audit Committee that it has complied with all applicable auditor independence rules (including those of the SEC) and whether or not it is aware of any breaches of this Policy.

II. Delegation

     As provided in the SEC’s rules, the Audit Committee may delegate either type of pre-approval authority to the Chairman of the Audit Committee. Therefore, for all other audit or non-audit services not specified in Appendices A, B, C or D with a cost of less than £100,000 the Chairman of the Audit Committee can provide specific pre-approval for such services. The Chairman must report, for informational purposes only, any specific pre-approval decisions to the Audit Committee at its next scheduled meeting. For audit and non-audit services not specified in Appendices A, B, C or D with a cost exceeding £100,000, the full Audit Committee is required to pre-approve such services in advance of the performance of such services.

III. Audit Services

     The annual Audit services engagement terms and fees in connection with the audit of the financial statements of ARM Holdings plc will be subject to the specific pre-approval of the Audit Committee. A specific pre-approval of the annual Audit services performed for each subsidiary of the Company will not be necessary, since a general pre-approval for those Audit services has been granted as set forth in Appendix A. The annual Audit services also include information systems and procedural reviews and testing performed at group level in order to understand and place reliance on the systems of internal control, and consultations relating to the audit or half year review of the consolidated financial statement at group level. The Audit Committee will monitor the Audit services engagement as necessary, but no less than on a semi-annual basis, and will also approve, if necessary, any changes in terms, conditions and fees resulting from changes in audit scope, Company structure or other items.

     In addition to the annual Audit services engagement approved by the Audit Committee, the Audit Committee may grant general pre-approval with respect to other Audit services, which are those services that only the independent auditors reasonably can provide. Other Audit services may include statutory audits or financial audits for subsidiaries or affiliates of the Company and services associated with stock exchange registration statements, periodic reports and other documents filed with the stock exchange or other documents issued in connection with securities offerings in other jurisdictions (see Appendix A).

     The Audit Committee has granted general pre-approval with respect to the Audit services in Appendix A. All other Audit services not listed in Appendix A must be specifically pre-approved by the Audit Committee or the Chairman of the Audit Committee as appropriate.

IV. Audit-related Services

     Audit-related services are assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements or that are traditionally performed by the independent auditors in connection with their audit of the Company’s financial statements. Because the Audit Committee believes that the provision of Audit-related services does not impair the independence of the auditors and is consistent with the SEC’s rules on auditor independence, the Audit Committee may grant general pre-approval to Audit-related services. Audit-related services include, among others, due diligence services pertaining to potential business acquisitions/dispositions; royalty audits, accounting consultations related to accounting, financial reporting or disclosure matters not classified as “Audit services”; assistance with understanding and implementing new accounting and financial reporting guidance from rulemaking authorities; financial audits of employee benefit plans and assistance with internal control reporting requirements.

     The Audit Committee has granted general pre-approval with respect to the Audit-related services in Appendix B. All other Audit-related services not listed in Appendix B must be specifically pre-approved by the Audit Committee or the Chairman of the Audit Committee as appropriate.

V. Tax Services

     The Audit Committee believes that the independent auditors can provide Tax services to the Company such as tax compliance, tax planning and tax advice without impairing the auditor’s independence, and the SEC has stated that the independent auditors may provide such services. Hence, the Audit Committee believes it may grant general pre-approval for those Tax services that have historically been provided by the auditors, that the Audit Committee has reviewed and believes would not impair the independence of the auditors, and that are consistent with the SEC’s rules on auditor independence. The Audit Committee will not permit the retention of the independent auditors in connection with the provision of Tax services relating to a transaction initially recommended by the independent auditors, the sole business purpose of which may be tax avoidance and the tax treatment of which may not be supported in the Tax Law and related regulations. Where necessary, the Audit Committee will consult with the Chief Financial Officer (CFO), Financial Controller (FC) or outside counsel to determine that the tax planning and reporting positions of the Company are consistent with this Policy.

     Pursuant to the preceding paragraph, the Audit Committee has granted general pre-approval with respect to the Tax services in Appendix C. All Tax services not listed in Appendix C must be specifically pre-approved by the Audit Committee or the Chairman of the Audit Committee, including, without limitation, tax services proposed to be provided by the independent auditors to any executive officer or director of the Company, in his or her individual capacity, where such services are paid for by the Company.

VI. All Other Services

     The Audit Committee believes, based on the SEC’s rules prohibiting the independent auditors from providing specific non-audit services, that other types of non-audit services are permitted. Accordingly, the Audit Committee believes that it may grant general pre-approval to those permissible non-audit services classified as All Other services that it believes are routine and recurring services, would not impair the independence of the auditors and are consistent with the SEC’s rules on auditor independence.

     The Audit Committee has granted general pre-approval with respect to the All Other services in Appendix D. Permissible All Other services not listed in Appendix D must be specifically pre-approved by the Audit Committee or the Chairman of the Audit Committee as appropriate.

     A list of the SEC’s prohibited services is attached to this policy as Appendix E, which list is not intended to be exhaustive. The SEC’s rules and relevant guidance should be consulted to determine the precise definitions of these services and the applicability of exceptions to certain of the prohibitions.

VII. Pre-Approval Fee Levels or Budgeted Amounts

     Pre-approval fee levels or budgeted amounts for all services to be provided by the independent auditors may be established from time to time by the Audit Committee. Any proposed services exceeding these levels or amounts will require specific pre-approval by the Audit Committee. The Audit Committee is mindful of the overall relationship of fees for audit and non-audit services in determining whether to pre-approve any such services. For each fiscal year, the Audit Committee may determine the appropriate ratio between the total amount of fees for Audit, Audit-related and Tax services, and the total amount of fees for services classified as All Other services.

VIII. Audit Partner Rotation

     According to the Act and the requirements of the SEC, and to UK independence rules promulgated by the Institute of Chartered Accountants in England & Wales, the Audit Committee has determined that the independent auditors shall be prohibited from providing any audit services to the Company if any Audit Partner1 (or concurring partner) has performed audit services for the Company in each of the five previous fiscal years (and has not rotated off the Company’s account for a period of five years thereafter);or, any Other Audit Partner2 has provided the services set forth in footnote 2 below in each of the seven previous fiscal years (and has not rotated off the Company’s account for a period of two years thereafter). Specialty Partners3 and partners assigned to “national office” duties, including technical partners at a local or national level and those assigned to a centralized quality control function, and, in each case, do not have significant interaction with management on an ongoing basis, are not subject to the rotation requirements. This section is intended to comply with the requirements of the SEC relating to audit partner rotation and will be modified in conformity with such SEC rules. Any discrepancy between this Paragraph VIII and such SEC rules shall be resolved in favor of such SEC rules, as such SEC rules may be modified from time to time.

     According to the SEC rules, the rotation requirements applicable to audit partners are effective as of the beginning of the first fiscal year after May 6, 2003 (i.e. for the fiscal year 2004). In determining when audit partners must rotate with respect to U.S. accounting firms’ Audit Partners and Other Audit Partners, time served prior to May 6, 2003 is included; for non-U.S. accounting firms’ Audit Partners and Other Audit Partners, service prior to May 6, 2003 is not included.

IX. Employment Relationships

     According to the Act and the requirements of the SEC, the Audit Committee has determined that a former partner, principal, shareholder, or professional employee of the independent auditors cannot accept employment with the Company if he or she has a continuing financial interest in the independent auditor or is in a position to influence the operations or financial policies of the independent auditor. Further, the independent auditors cannot perform an audit for the Company if a chief executive officer, controller, chief financial officer, chief accounting officer, or any person serving in an equivalent position for the Company, was employed by that independent auditor and participated in any capacity in the audit of the Company during the one-year period preceding the date of the initiation of the audit.

These rules apply from May 6, 2003.

X. Procedures

     Services to be provided by the independent auditors that do not require specific pre-approval (specified in Appendices A, B, C and D) by the Audit Committee will be reported quarterly to the CFO and must include a detailed description of the services to be rendered. Subject to the final determination of the Audit Committee, the CFO will determine whether such services are included within the list of services that have been granted the general pre-approval of the Audit Committee. The Audit Committee will be informed no less frequently than annually of any such services rendered by the independent auditors or as it otherwise determines.

     Requests or applications to provide services that require specific pre-approval by the Audit Committee will be submitted to the Audit Committee, through the CFO by both the independent auditor providing such services and the finance director of the subsidiary requesting such services, and must include a joint statement as to whether, in the

[1]	The term Audit Partner is defined to mean a partner or a person in an equivalent position who is a member of the audit engagement team and has responsibility for decision-making on significant auditing, accounting and reporting matters that affect the financial statements; or maintains regular contact with management and the audit committee.
[2]	The term Other Audit Partner is defined to mean audit engagement team partners who: (a) provide more than 10 hours of audit, review or attest services in connection with the annual or interim consolidated financial statements of the Company; or (b) serve as the lead audit partner in connection with any audit or review related to the annual or interim financial statements of a subsidiary whose assets or revenues constitute 20% or more of the Company’s consolidated assets or revenues.
[3]	Specialty Partners are defined as partners who consult with others on the audit team during the audit, review or attestation engagement regarding technical or industry-specific issues, transactions or events.

view of the independent auditor and the finance director of the subject subsidiary, the request or application is consistent with this Policy and the SEC’s rules on auditor independence.

     The Audit Committee has designated the CFO to monitor the performance of all audit and non-audit services provided by the independent auditors and to determine whether such services are in compliance with this Policy. The CFO will report to the Audit Committee on a periodic basis on the results of such monitoring. Both the CFO and the Limited Board will immediately report to the Chairman of the Audit Committee any breach of this Policy that comes to the attention of the CFO or any member of the Limited Board.

     On a quarterly basis all consolidated companies within the ARM Holdings group will be required to report to the CFO all engagements for services provided by the independent auditors and all fees with respect those services provided.

XI. Additional Requirements

     The Audit Committee has determined to take additional measures on an annual basis to meet its responsibility to oversee the work of the independent auditors and to assure the auditors’ independence from the Company, such as reviewing a formal written statement from each of the independent auditors delineating all relationships between the independent auditor and the Company, consistent with Independence Standards Board Standard No. 1, and discussing with each of the independent auditors its methods and procedures for ensuring independence.

APPENDIX A

Pre-Approved Audit Services for year ending 31 December 2003

Service
Country specific statutory audits or financial audits required by law for subsidiaries or affiliates of the Company or otherwise required in order for the auditors to render an opinion with respect to the audit of the consolidated financial statements of the Company
Services associated with stock exchange or other registration statements, periodic reports or filings and other documents issued in connection with securities offerings (e.g., comfort letters, consents), and assistance in responding to questions from regulatory authorities
Attestation of management reports on internal controls
Consultations with the Company’s management as part of the annual Audit as to the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the regulatory or standard setting bodies. For example, complex accounting issues may require the auditors to consult with their technical reviewers to reach an audit judgment. Whether or not the auditors separately charge for that consultation, the activity constitutes an Audit service since it is a necessary procedure used by the auditor in reaching an opinion on the financial statements.
Review of equity investee audits relied upon and necessary in connection with the sign-off on the consolidated financial statements.
Procedures required to be performed by the independent auditor to be able to form an opinion on the Company’s consolidated financial statements (e.g. use of an internal specialist)
Attestation engagement for the independent auditor’s report on management’s report on internal controls for financial reporting and information systems reviews performed in connection with the audit
Procedures required to be performed by the independent auditor to be able form an opinion on the Company’s consolidated financial statements with respect to a reclassification or change in the income statement presentation (for example, on the adoption of IFRS)

     The Audit Committee has pre-approved the Audit services listed above. Any proposed Audit services not listed above will require specific pre-approval by the Audit Committee.

     Requests or applications to provide Audit services not listed above requiring specific pre-approval by the Audit Committee have to be submitted to the Audit Committee, by both the independent auditor and the finance director of the subsidiary that is part of the ARM Holdings plc group, through the CFO.

APPENDIX B

Pre-Approved Audit-Related Services for the year ending 31 December 2003

Service
Financial statement audits of employee benefit plans
Royalty audits
Agreed-upon or expanded audit procedures related to accounting and/or billing records required to respond to or comply with financial, accounting or regulatory reporting matters
Consultations and recommendations in connection with internal control reporting requirements
Consultations with the Company’s management as to the proper accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by regulatory or standard-setting bodies on proposed transactions
Information systems reviews not performed in connection with the audit and that will not be subject to audit procedures (e.g. application, data center and technical reviews)
Closing balance sheet audits pertaining to dispositions
Audit and Review of Carve Out Financial Statements, relating to acquisitions or dispositions in connection with the audit of the consolidated financial statements of the Company
General assistance with understanding of the requirements of accounting or governance rules or listing standards.
Assessment of risk management controls
Forensic investigation services not intended for use in connection with a litigation, legal proceeding or regulatory investigation (i.e. not involving the auditor in an advocacy position)

     The Audit Committee has pre-approved the Audit-related services listed above. Any proposed Audit-related services not listed above will require specific pre-approval by the Audit Committee.

     Requests or applications to provide Audit-related services not listed above requiring specific pre-approval by the Audit Committee have to be submitted to the Audit Committee, by both the independent auditor and the finance director of the subsidiary that is part of the ARM Holdings plc group, through the CFO.

APPENDIX C
Pre-Approved Tax Services for the year ending 31 December 2003

Service
Direct and indirect tax planning and advice (but not advocacy)
Direct and indirect tax compliance (but not advocacy)
International tax planning and advice (but not advocacy)
International tax compliance (but not advocacy)
Review of local direct and indirect and international income, franchise, and other tax returns (but not advocacy)
Domestic and foreign tax planning, compliance, and advice (but not advocacy)
Assistance with tax audits and appeals (but not advocacy)
Tax only valuation services, including transfer pricing and cost segregation studies (but not advocacy)
Tax advice and assistance regarding statutory, regulatory or administrative developments (but not advocacy)
Expatriate tax assistance and compliance (but not advocacy)

     The Audit Committee has pre-approved the Tax services listed above. Any proposed Tax services not listed above will require specific pre-approval by the Audit Committee.

     Requests or applications to provide Tax services not listed above requiring specific pre-approval by the Audit Committee have to be submitted to the Audit Committee, by both the independent auditor and the finance director of the subsidiary that is part of the ARM Holdings plc group, through the CFO.

APPENDIX D
Pre-Approved All Other Services for the year ending 31 December 2003

Service
Risk management advisory services (unrelated to the audit), e.g., assessment and testing of security infrastructure controls
Treasury advisory services (unrelated to the audit), e.g., review of check-clearing and float-management practices and recommendations regarding potential areas of improvement
Valuation services, when it is reasonable to conclude that the results of these services will not be subject to audit procedures during an audit of the client’s financial statements.
Consultations and recommendations in connection with valuation models or methods (including actuarial valuations) prior to an actual valuation being performed by a third party.
Review of valuation work (unrelated to the audit) performed by the Company itself or an independent third-party specialist employed by the Company, provided that the Company or the Company’s specialist provides the technical expertise that the Company uses in determining the required amounts recorded in the Company financial statements.
Business Plan Analysis or Review (but not preparation or implementation)
Analysis or Review of Planning Procedures (but not preparation or implementation)
Preparation of Financial Statements, when it is reasonable to conclude that the results of these services will not be subject to an audit procedure during an audit of the Company's Financial Statements.

     For All Other services the Audit Committee has pre-approved a level of fees up to 25% of the total fees paid to the respective audit firms for Audit, Audit-related and Tax services that are listed in Appendix A, B and C. Any proposed All Other services exceeding these levels or amounts will require specific pre-approval by the Audit Committee.

     Requests or applications to provide All Other services that exceed the pre-approved level of fees requiring specific pre-approval by the Audit Committee have to be submitted to the Audit Committee, by both the independent auditor and the finance director of the subsidiary that is part of the ARM Holdings plc group, through the CFO.

APPENDIX E
Prohibited Services for independent auditors
  Bookkeeping or other services related to the accounting records or financial statements of the audit client

  Financial information systems design and implementation

  Appraisal or valuation services, fairness opinions or contribution-in-kind reports

  Actuarial valuations not subject to independent review that will be included in the financial statements

  Internal audit outsourcing services

  Management functions

  Human resources

  Broker-dealer, investment adviser or investment banking services

  Legal services

  Expert services unrelated to the audit (providing an expert opinion or other expert service for the Company or the Company’s legal representative for the purpose of advocating an audit client’s interests in litigation or in a regulatory or administrative proceeding or investigation)

  Tax services relating to a transaction initially recommended by the independent auditors, the sole business purpose of which may be tax avoidance and the tax treatment of which may not be supported in the Tax Law and related regulation

     If the independent auditors of the Company currently perform any of the above listed services, those services must be terminated no later than by May 5, 2004 and the CFO must receive immediate notification of the existence and details with respect to such prohibited services.

Report of Independent Auditors

To the board of directors and shareholders of ARM Holdings plc

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders’ equity and of cash flow present fairly, in all material respects, the financial position of ARM Holdings plc and its subsidiaries at 31 December 2003 and 2002 and the results of their operations and their cash flows for the years ended 31 December 2003, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion expressed above.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants
Cambridge, England
10 March 2004

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(Year ended December 31)

	2001		2002		2003		2003(1)

	(in thousands, except share data)
Revenues:
Product revenues	£127,976		£132,911		£112,958		$202,195
Service revenues	18,298		18,011		15,112		27,050

Total revenues	146,274		150,922		128,070		229,245

Cost of revenues:
Product costs	8,209		6,464		6,171		11,046
Service costs	9,080		6,721		4,851		8,683

Total cost of revenues	17,289		13,185		11,022		19,729

Gross profit	128,985		137,737		117,048		209,516

Operating expenses:
Research and development	36,941		47,299		48,131		86,155
Sales and marketing	21,457		24,711		22,960		41,098
General and administrative	22,521		22,486		28,694		51,362
Restructuring costs	—		1,960		—		—
Amortization of goodwill	1,929		—		—		—

Total operating expenses	82,848		96,456		99,785		178,615

Income from operations	46,137		41,281		17,263		30,901
Interest, net	4,470		4,373		4,801		8,594
Minority interest	(303)		(232)		(105)		(188)

Income before income tax	50,304		45,422		21,959		39,307
Provision for income taxes	16,302		13,785		8,943		16,008

Net income	34,002		31,637		13,016		23,299

Net income	34,002		31,637		13,016		23,299
Other comprehensive income:
Foreign currency adjustments, net of tax	14		(807)		(1,425)		(2,551)
Unrealized holding gain/(loss) on available for sale
securities, net of tax	(2,087)		—		1,979		3,542

Total comprehensive income	31,929		30,830		13,570		24,290

Basic earnings per common share	3.4	p	3.1	p	1.3	p
Earnings per common share (assuming dilution)	3.3	p	3.1	p	1.3	p

(1)	US dollar amounts have been translated from sterling at the December 31, 2003 closing rate of £1.00 = $1.790 and are unaudited (see note 1).

All activities relate to continuing operations.

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED BALANCE SHEETS
(as of December 31)

	2002	2003	2003(1)

	(in thousands, except share data)
Assets
Current assets:
Cash and cash equivalents	£130,304	£130,722	$233,992
Short-term investments	—	29,064	52,025
Accounts receivable, net of allowances for doubtful debts of
£1,115,000 (2002: £2,193,000)	20,516	17,320	31,003
Inventory: finished goods	1,515	931	1,666
Prepaid expenses and other assets	11,345	8,924	15,974

Total current assets	163,680	186,961	334,660
Deferred income taxes	1,697	3,139	5,619
Property and equipment, net	25,721	16,583	29,684
Intangible assets	10,417	10,068	18,022
Investments	4,229	6,246	11,180

Total assets	205,744	222,997	399,165

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	4,730	2,691	4,817
Income taxes payable	3,828	3,140	5,621
Personnel taxes	824	1,047	1,874
Accrued liabilities	8,636	16,912	30,272
Deferred revenue	14,415	11,132	19,926

Total liabilities	32,433	34,922	62,510
Minority interest	841	—	—

	33,274	34,922	62,510

Shareholders’ equity
Ordinary shares: £0.0005 par value; 1,580,000,000 authorized
(2002: 1,580,000,000); 1,023,345,650 issued (2002:
1,021,758,000)	511	512	916
Additional paid-in capital	69,566	63,321	113,345
Deferred compensation	(313)	(2,499)	(4,473)
Treasury stock, at cost: 5,721,080 ordinary shares (2002:
6,796,754)	(18,034)	(7,569)	(13,548)
Retained earnings	121,403	134,419	240,610
Other comprehensive income:
Unrealised holding gain on available-for-sale securities, net of tax.	—	1,979	3,542
Cumulative translation adjustment	(663)	(2,088)	(3,737)

Total shareholders’ equity	172,470	188,075	336,655

Total liabilities and shareholders’ equity	205,744	222,997	399,165

(1)	US dollar amounts have been translated from sterling at the December 31, 2003 closing rate of £1.00 = $1.790 and are unaudited (see note 1).

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Year ended December 31)

	2001	2002	2003	2003(1)

	(in thousands, except share data)
Cash flows from operating activities
Net income	£34,002	£31,637	£13,016	$23,299
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization of tangible and intangible assets	12,347	15,240	16,292	29,163
Stock option compensation	—	56	551	986
Deferred income taxes	359	858	(1,248)	(2,234)
Tax effect of disqualifying dispositions	428	754	966	1,729
Provision for doubtful accounts	673	1,393	(1,078)	(1,930)
Amounts receivable converted to trade investments	(1,361)	—	—	—
Amounts written off investments	613	826	1,560	2,792
Other	(164)	218	99	177
Changes in operating assets and liabilities
Accounts receivable	(6,569)	2,900	4,536	8,120
Inventory	(196)	(934)	584	1,045
Prepaid expenses and other current assets	(1,354)	(5,339)	2,806	5,023
Accounts payable	312	2,369	(2,468)	(4,418)
Income taxes payable	5,322	(2,676)	(688)	(1,231)
Deferred revenue	6,743	(5,005)	(3,397)	(6,080)
Accrued liabilities and other creditors	613	(1,105)	6,991	12,514
Personnel taxes	194	40	223	399

Net cash provided by operating activities	51,962	39,516	38,745	69,354

Cash flows from investing activities
Purchase of equipment	(13,377)	(8,670)	(1,574)	(2,818)
Purchase of leasehold improvements	(3,972)	(6,946)	(1,737)	(3,109)
Sale of equipment	71	35	34	61
Purchase of patents and licenses	(8,568)	(855)	(655)	(1,172)
Purchase of investments	—	(1,500)	(1,152)	(2,062)
Purchase of short term investments	—	—	(29,064)	(52,025)
Sale of investments	1,936	—	—	—
Purchase of subsidiaries and businesses, net of cash acquired	(1,351)	—	(3,390)	(6,068)

Net cash used in investing activities	(25,261)	(17,936)	(37,538)	(67,193)

Cash flows from financing activities
Cash received on issue of shares on exercise of share options	1,558	4,763	255	456
Proceeds received on issuance of shares	958	222	263	471

Net cash provided by financing activities	2,516	4,985	518	927

Effect of foreign exchange on cash and cash equivalents	(16)	(728)	(1,307)	(2,340)
Net increase in cash and cash equivalents	29,201	25,837	418	748
Cash and cash equivalents at beginning of period	75,266	104,467	130,304	233,244

Cash and cash equivalents at end of period	104,467	130,304	130,722	233,992

Supplemental disclosure of cash flow information:
Cash paid for income taxes	9,643	16,758	9,925
Cash received on interest	4,604	4,187	4,930

(1)	US Dollar amounts have been translated from Sterling at the December 31, 2003 closing rate of £1.00 = $1.790 and are unaudited (see note 1).

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares		Additional paid-in- capital	Treasury Stock	Retained earnings (1)	Cumulative translation adjustment	Unrealized holding gain	Deferred Compensation	Total

	Number	Amount

	(in £ thousands, except share data)
Balances, December 31, 2000	1,000,235,371	500	78,035	(35,544)	55,764	130	2,087		100,972
Share issue on exercise of options	14,531,805	7	1,551						1,558
Net income					34,002				34,002
Realization of holding loss on
available for sale securities							(2,087)		(2,087)
Tax effect of disqualifying
dispositions			428						428
Currency translation adjustment						14			14
Issuance of shares			(14,652)	15,610					958

Balances, December 31, 2001	1,014,767,176	507	65,362	(19,934)	89,766	144	–	–	135,845
Shares issued on exercise of
options	6,990,824	4	4,759						4,763
Net income					31,637				31,637
Tax effect of disqualifying
dispositions			754						754
Deferred compensation arising on
SAYE plan			369					(369)	–
Amortization of deferred
compensation								56	56
Currency translation adjustment						(807)			(807)
Issuance of shares			(1,678)	1,900					222
Balances, December 31, 2002	1,021,758,000	511	69,566	(18,034)	121,403	(663)	–	(313)	172,470
Share issue on exercise of options	1,587,650	1	254						255
Net income					13,016				13,016
Unrealized holding gain on
available for sale securities							1,979		1,979
Tax effect of disqualifying
dispositions			966						966
Deferred compensation arising on
share schemes			2,737					(2,737)	—
Amortization of deferred
compensation							551		551
Currency translation adjustment						(1,425)			(1,425)
Issuance of shares			(10,202)	10,465					263
Balances, December 31, 2003	1,023,345,650	512	63,321	7,569	134,419	(2,088)	1,979	(2,499)	188,075

(1)	The amount of shareholders’ equity available for distribution to shareholders is the amount of profits determined under UK GAAP in the statutory accounts of the parent company. At December 31, 2003 such distributable profits amounted to £6,816,000 after taking into account the proposed dividend of £6,106,000 for 2003.

The accompanying notes are an integral part of the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1      The Company and a summary of its significant accounting policies

        The business of the Company

        ARM Holdings plc and its subsidiary companies (“ARM” or “the Company”) design reduced instruction set computing (RISC) microprocessors and related technology and software, and sell Development Systems, to enhance the performance, cost-effectiveness and power-efficiency of high-volume embedded applications. The Company licenses and sells its technology and products to leading international electronics companies, which in turn manufacture, market and sell microprocessors, application-specific integrated circuits (ASICs) and application-specific standard processors (ASSPs) based on the Company’s architecture to systems companies for incorporation into a wide variety of end products. By creating a network of Partners, and working with them to best utilize the Company’s technology, the Company is establishing its architecture as a RISC processor for use in many high-volume embedded microprocessor applications, including digital cellular phones, modems and automotive functions and for potential use in many growing markets, including smart cards and digital video. The Company also licenses and sells Development Systems direct to systems companies and provides consulting and support services to its licensees, systems companies and other systems designers. The Company’s principal geographic markets are Europe, the US and Asia Pacific.

        Incorporation and history

        ARM is a public limited company incorporated under the laws of England and Wales. The Company was formed on 16 October 1990, as a joint venture between Apple Computer (UK) Limited, and Acorn Computers Limited, and operated under the name Advanced RISC Machines Holdings Limited until 10 March 1998, when its name was changed to ARM Holdings plc. Its initial public offering was on 17 April 1998.

        Group undertakings include ARM Limited (incorporated in the UK), ARM, INC. (incorporated in the US), ARM KK (incorporated in Japan), ARM Korea Limited (incorporated in South Korea), ARM France SAS (incorporated in France), ARM Belgium N.V. (formerly Adelante Technologies N.V., incorporated in Belgium and acquired and renamed during 2003), Allant Software Corporation (incorporated in the US), Advanced RISC Machines Limited (incorporated in the UK), Micrologic Solutions Limited (incorporated in the UK), ARM Taiwan Limited (incorporated in Taiwan) and ARM Consulting (Shanghai) Co. Limited (incorporated in PR China).

        Basis of preparation

        The accompanying consolidated financial statements have been prepared under the historical cost convention and in accordance with accounting principles generally accepted in the United States (US GAAP).

        The Company maintains its accounting records and prepares its financial statements in UK sterling. Purely for the convenience of the reader, the 31 December 2003 consolidated financial statements have been translated from sterling at the closing rate on 31 December 2003 of £1.00 = $1.79. Such translations should not be construed as representations that the sterling amounts represent, or have been or could be so converted into US dollars at that rate or at any other rate.

        Use of estimates

        The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

        Principles of consolidation

        The consolidated financial statements incorporate the financial statements of the Company and all its subsidiaries. Intra-group transactions, including sales, profits, receivables and payables, have been eliminated on consolidation. The results of subsidiaries acquired in the year are included in the income statement from the date they are acquired. On acquisition, all of the subsidiaries’ assets and liabilities that exist at the date of acquisition are recorded at their fair values reflecting their condition at that date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

        Investments

        Publicly traded investments are classed as available for sale in accordance with Statement of Financial Accounting Standards (SFAS) No.115, “Accounting for certain investments in debt and securities”, and are carried at fair value. Unrealized holding gains or losses on such securities are included, net of related taxes, in other comprehensive income. Other-than-temporary impairment losses and realized gains and losses of such securities are reported in earnings. Equity securities that are not publicly traded are recorded at cost less permanent diminution in value; at 31 December 2003 and 2002, the estimated fair value of these investments approximated their recorded basis, based on estimates determined by management.

        Two trade investments were made in 2001, one of which was a 1.7% investment in Pixim, Inc., and the other was a 1.3% investment in LinkUp Systems, Inc. Both of these are fabless chip companies based in California. Equity shares in both companies were received in settlement of accounts receivable.

The Company sold its 3% stake in Sirius Communications N.V. during 2001.

        During 2002, the Company made a 12% investment in Superscape Group plc, a company listed on the London Stock Exchange. The Company made an additional investment in Superscape Group plc during 2003 maintaining its percentage shareholding.

        Intangible Assets

        Purchased patents and licenses to use technology are capitalized and amortized on a straight-line basis over a prudent estimate of the time that the Company is expected to benefit from them. An independent valuation is made of any intangible assets purchased as part of a business combination, and such assets are capitalized and amortized over a period of two to five years, being a prudent estimate of the time that the Company is expected to benefit from them, with the exception of in-process research and development which is written off immediately.

        Goodwill

        Goodwill represents the excess of the fair value of the consideration paid on acquisition of a business over the fair value of the assets, including any intangible assets identified and liabilities acquired. Prior to 2002, purchased goodwill was capitalized and amortized on a straight-line basis over a prudent estimate of the time that the Company is expected to benefit from it. Upon adoption of SFAS 142, on 1 January 2002, the Company ceased amortizing goodwill. The value of goodwill carried forward at the end of 2001 has been frozen at £2,274,000 and goodwill will be tested for impairment at least annually. An annual impairment review in 2003 determined, by way of a comparison of the Company’s market capitalization to shareholders’ equity, that there was no indication of impairment with respect to goodwill.

        Impairment charges

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

        Revenue recognition

        Revenue consists of license fees received under the terms of license agreements with customers to enable them to use the Company’s intellectual property (IP), which is customized to each customer’s manufacturing process. The Company receives royalties on sales by the Company’s customers of products containing ARM technology. It also supplies off-the-shelf software tools, bought-in boards and toolkits, training and consultancy services.

        The Company primarily earns revenues from licensing its IP to leading electronics companies which in turn manufacture, market and sell microprocessors, ASICs and ASSPs based on the Company’s architecture to systems companies for incorporation into a wide variety of end products. The Company’s IP consists of software and related

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

documentation which enables a customer to design and manufacture microprocessors and related technology and software. Most licenses are designed to meet the specific requirements of each customer and are generally not time limited in their application. In general, the time between the signing of a license and final customer acceptance is between six and 15 months. Upgrades or modifications to the licensed IP are not provided. Following customer acceptance, the Company has no further obligations under the license agreement. Revenue from per-use licenses is recognized when the product is accepted by the customer.

        In accordance with SOP 81-1, “Accounting for performance of construction-type and certain production type contracts”, when license agreements include deliverables that require “significant production, modification or customization”, contract accounting is applied. Revenues from license fees are recognized based on the percentage-to-completion method over the period from signing of the license to customer acceptance and the completion of all outstanding obligations. The amount of revenue recognized is based on the total license fees under the license agreement and the percentage-to-completion achieved. The percentage-to-completion is measured by monitoring progress using records of actual time incurred to date in the project, compared with the total estimated project requirement. Revenues are recognized only when collectability is probable. Estimates of total project requirement are based on prior experience of customization, delivery and acceptance of the same or similar technology and are reviewed and updated regularly by management. Under the percentage-to-completion method, provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of such losses is determined.

        Agreements that include rights to unspecified products are accounted for using subscription accounting, revenue from the arrangement being recognized over the term of the arrangement, or an estimate of the economic life of the products offered if no term is specified, beginning with the delivery of the first product.

        In accordance with SOP 97-2, “Software revenue recognition”, where agreements involve multiple elements that do not require “significant production, modification or customization”, the entire fee from such arrangements has been allocated to each of the individual elements based on each element’s relative fair value. Revenue for each element is then recognized when the revenue recognition criteria for that element is met.

        Certain products have been co-developed by the Company and a collaborative partner, with both parties retaining the right to sell licenses to the product. In those cases where the Company makes sales of these products, the total value of the license is recorded as revenue and the amount payable to the collaborative partner is recorded as cost of sales. Where the collaborative partner makes sales of these products, the Company records as revenue the commission it is due when informed by the collaborative partner that a sale has been made and cash has been collected.

        In addition to the license fees, contracts generally contain an agreement to provide post-contract support (support and maintenance) (PCS) which consists of an identified customer contact at the Company, and telephone or e-mail support. Revenue related to PCS is recognized based on vendor-specific objective evidence (VSOE), determined based on the price of PCS when sold separately. Revenue for PCS is recognized on a straight-line basis over the period for which support and maintenance is contractually agreed by the Company with the licensee.

        Sales of boards and toolkits are recognized upon delivery. Where necessary, and in the circumstances permitted by SOP 97-2, the costs associated with providing post-contract support have been accrued.

        Services, such as consulting and training, which are not essential to the functionality of the IP, are accounted for separately based on VSOE. Revenue is recognized as services are performed and collectability is probable. The excess of fees invoiced over revenue recognized in respect of such fees is recorded as a deferred revenue liability.

        Royalty revenues are earned on sales by the Company’s customers of products containing ARM technology. Revenues are recognized when ARM receives notification from the customer of product sales, or receives payment of any fixed royalties, normally quarterly in arrears.

        Revenue from consulting projects, which are typically of a short duration, is recognized when the service has been provided and all obligations to the customer under the consulting agreement have been fulfilled. For longer-term and more complex consulting projects, typically containing several project milestones, where significant

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

modification to ARM core-based IP is required, revenue is recognized on a percentage-to-completion basis as milestones are achieved. This method approximates to percentage to completion based on labor inputs.

        Research and development

        All ongoing research and development expenditure is expensed in the period in which it is incurred. Costs include salaries, relevant EDA tools costs and other directly related expenditure as well as a proportion of central facilities costs.

        Grants

        Grants in respect of specific research and development projects are receivable from the European Commission, a European organization which funds certain research and development activities on application to it for the purposes of furthering research and development activities within the European Union. The Company retains significant rights to IP developed under projects which are funded under these arrangements. Grants received are intended to cover 50% of expected project costs. Grant income is recognized over the period of the project in line with the costs incurred. Unconditional undertakings have been received from the European Commission to provide the funding, and there is no obligation to refund any amounts already received. Amounts receivable under these arrangements in the year ended 31 December 2003 were £226,000 (2002: £199,000; 2001: £268,000) and were netted against related research and development costs.

        Pension costs

        The Company contributes to defined contribution plans substantially covering all employees in Europe and the US and to government pension schemes for employees in Japan, South Korea, Taiwan, PR China and Israel. The Company contributes to these plans based upon various fixed percentages of employee compensation and such contributions are expensed as incurred. The amount of contributions expensed by the Company for the years ended 31 December 2001, 2002 and 2003 were £1,591,000, £1,894,000, and £1,848,000 respectively.

        Cash equivalents

        The Company considers all highly liquid investments with original maturity dates of three months or less to be cash equivalents.

        Short-term investments

        The Company considers all highly liquid investments with original maturity dates of greater than three months but less than one year to be short-term investments.

        Allowance for doubtful debts

        Allowance is made for doubtful debts following reviews of individual customer circumstances by management.

        Inventory

        Inventory is stated at the lower of cost and net realizable value. In general, cost is determined on a first-in-first-out basis and includes transport and handling costs. Where necessary, provision is made for obsolete, slow-moving and defective inventory.

        Property and equipment

        The cost of property and equipment is their purchase cost, together with any incidental costs of acquisition.

        Depreciation is calculated so as to write off the cost of property and equipment, less their estimated residual values, on a straight-line basis over the expected useful economic lives of the assets concerned. The principal economic lives used for this purpose are:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Freehold buildings	25 years
Leasehold improvements	Five years or term of lease, whichever is shorter
Computers and software	Three years
Fixtures and fittings	Five to ten years
Motor vehicles	Four years

        Provision is made against the carrying value of property and equipment where an impairment in value is deemed to have occurred.

        Operating leases

        Costs in respect of operating leases are charged on a straight-line basis over the lease term.

        Currency translation

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

        From time to time, the Company enters into sales contracts denominated in a currency (typically US dollars) that is neither the functional currency of the Company nor the functional currency of the customer. In accordance with SFAS 133, “Accounting for derivative instruments and hedging activities”, where there are uninvoiced amounts on such contracts, the Company carries such derivatives at fair value. The resulting gain or loss is recognized in the income statement under general and administrative costs. For the year ended 31 December 2003 the loss on exchange is £1,141,000 (2002: £950,000; 2001: £nil).

        Income taxes

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

        Earnings per share

        Basic earnings per common share is computed based on the weighted average number of ordinary shares. Diluted earnings per common share is computed by including potential common shares where the effect of their inclusion would be dilutive. The diluted share base for the year ended 31 December 2003 excludes incremental shares of approximately 18,948,000 (2002: 19,608,000; 2001: 6,258,000) related to employee stock options. These shares are excluded due to their antidilutive effect as a result of the exercise price of these shares being higher than the market price. The ordinary equivalent shares for share options were determined using the treasury stock method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

        Accounting for stock-based compensation

        The Company has elected to use the intrinsic value-based method to account for all its employee stock-based compensation plans, under the recognition and measurement principles of APB Opinion No. 25, “Accounting for stock issued to employees”, and related interpretations. Stock-based employee compensation cost in respect of certain SAYE options (see below) of £310,000 and in respect of the LTIP of £241,000 is reflected in net income. No compensation cost is recorded in respect of the other stock option plans, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Apart from certain options issued to executive directors, there are no performance conditions attached to the exercise of options. For executive directors, discretionary share options of up to two times base salary may be issued each year that will vest after seven years. If, however, the Company achieves defined levels of EPS growth above the rate of inflation over a period of three years, then the options are exercisable after three years.

        The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, “Accounting for stock-based compensation”, to stock based employee compensation.

	Year ended 31 December

	2001		2002		2003
	£000		£000		£000

Net income:
As reported	34,002		31,637		13,016
Deduct: Total stock-based compensation expense determined under fair value-
based method for all awards, net of related tax effects	(11,610)		(11,165)		(15,794)
Add back: Total stock-based compensation expense determined under the
intrinsic value-based method	–		56		551

Pro forma net income/(loss)	22,392		20,528		(2,227)

Basic earnings/(loss) per common share (pence):
As reported	3.4	p	3.1	p	1.3	p
Pro forma	2.2	p	2.0	p	(0.2	p)
Diluted earnings/(loss) per common share (pence):
As reported	3.3	p	3.1	p	1.3	p
Pro forma	2.2	p	2.0	p	(0.2	p)

        The fair value of options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2003, 2002 and 2001: risk-free interest rate of between 3.2% and 4.9% (2002: 5.1%; 2001: 5.1%); expected life of between one and five years; between 60% and 127% (2002: 80%; 2001: 79%) volatility; and no dividends.

        The Company operates Save As You Earn (SAYE) schemes in the UK and an Employee Share Purchase Plan (ESPP) in the US. Options under these schemes are granted at a 15% discount to market price of the underlying shares on the date of grant. The UK SAYE schemes are approved by the Inland Revenue, which stipulates that the savings period must be at least 36 months. During 2002, the Emerging Issues Task Force (EITF) reached a consensus, contained within EITF 00-23, that savings plans which have a savings period in excess of 27 months should be treated as compensatory. In accordance with EITF 00-23, which applies to new offers after 24 January 2002, the Company has recognized a compensation charge in respect of the UK SAYE plans offered since that date. The compensation charge is calculated as the difference between the market price of the shares at the date of grant and the exercise price of the option and is recorded on a straight-line basis over the savings period. The compensation charge recorded in 2003 is £310,000 (2002: £56,000). The deferred compensation at 31 December 2003 was £1,081,000 (2002: £313,000).

        In addition, the EITF reached a consensus that an employer’s offer to enter into a new SAYE contract at a lower price than an existing contract causes variable accounting for all existing awards subject to the offer. Variable accounting commences for all existing awards when the offer is made, and for those awards that are retained by employees because the offer is declined, variable accounting continues until the awards are exercised, are forfeited, or expire unexercised. New awards are accounted for as variable to the extent that previous higher priced options

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

are canceled. The compensation charge recorded in 2003 as a result of these provisions is £109,000 (2002: £nil). The number of options to which variable accounting applies is approximately 950,000 (2002: 980,000).

        The Company has an LTIP on which it is also required to recognize a compensation charge under the EITF, calculated as the difference between the exercise price and the fair market value of the shares at the period end, over the vesting period of the options. During 2003, a charge of £241,000 was incurred and deferred compensation at 31 December 2003 was £1,418,000

        Employee share ownership plans

        Treasury stock represents the cost of shares in the Company held by the Employee Benefit Trust (ESOP) and the QUEST.

        The ESOP was set up on 16 April 1998 to facilitate the recruitment, retention and motivation of employees. Under the group’s Long Term Incentive Plan, 2,572,646 shares could be awarded from shares already issued within the ESOP. The market value of unearned shares at 31 December 2003 was £6,425,000.

        All costs relating to the schemes are recognized in the income statement as they accrue and the ESOP has waived the right to receive dividends of over and above 0.01 pence per share on all shares held. For the purpose of earnings per share calculations, the shares are treated as canceled until such time as they vest unconditionally.

        Treasury stock held also includes £6,131,000 relating to 721,080 shares held by the Company’s QUEST, which was established by the Company during 1999. The Company established the QUEST to acquire new shares in the Company for the benefit of employees and directors of the Company. No shares were purchased in 2003, 2002 or 2001.

        The shares rank pari passu in all respects with the existing ordinary shares. They will be allocated to employees and directors to satisfy their options granted under the Company’s SAYE schemes.

        During 2003, 1,075,674 shares (2002: 220,846) were allocated from the QUEST following the exercise of share options granted under the Company’s SAYE schemes. Under the terms of the trust deed, dividends have been waived on the shares held by the QUEST, and all costs relating to the scheme are dealt with in the income statement as they accrue.

        Employer’s taxes on share options

        Employer’s National Insurance in the UK and equivalent taxes in other jurisdictions are payable on the exercise of certain share options issued to employees in certain tax jurisdictions. In accordance with EITF 00-16 no provision has been made for the employer’s taxes on these share options. These amounts will be recognized in the consolidated income statement when payable.

        Recently issued accounting standards

        In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), “Consolidation of variable interest entities”. FIN 46 clarifies the application of Accounting Research Bulletin No 51, “Consolidated financial statements”, to certain entities in which the equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities created after 31 January 2003 and as of 1 January 2004 to variable interest entities in which an enterprise holds a variable interest that it acquired before 1 February 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period. Management does not expect the adoption of FIN 46 to have a material effect on its consolidated financial statements.

        In May 2003, the FASB issued SFAS No. 150 (SFAS 150), “Accounting for certain financial instruments with characteristics of both liabilities and equity”. The statement addresses the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. This statement is effective prospectively for financial

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

instruments entered into or modified after 31 May 2003 and otherwise is effective at the beginning of the first interim period beginning after 15 June 2003. This statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. The adoption of SFAS 150 has not, to date, had any significant impact on the Company’s financial position or results of operations.

        Companies Act 1985

        These financial statements do not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985 of Great Britain (the “Companies Act”). The Company’s statutory accounts, which are its primary financial statements, are prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP) in compliance with the Companies Act and are presented in pounds sterling. Statutory accounts (upon which the auditors gave unqualified reports under Section 235 of the Companies Act and which did not contain statements under sub-sections 237(2) and (3) of the Companies Act) for the years ended 31 December 2001 and 2002 have been, and those for the year ended 31 December 2003 will be delivered to the Registrar of Companies for England and Wales. Dividends are required to be declared in sterling out of profits available for that purpose as determined in accordance with UK GAAP and the Companies Act.

2      Related party transactions

        During the year, the Company invested a further £1,152,000 in Superscape Group plc, a company in which Mike Inglis is a non-executive director.

        Additionally, the Company purchased a license for £500,000 from Superscape Group plc and made cross-license payments of £453,000 to Superscape Group plc. £392,000 was owed to them at 31 December 2003.

3      Income taxes

        Income before income tax is analyzed as follows:

	Year ended 31 December

	2001	2002	2003
	£000	£000	£000

United Kingdom	46,394	40,646	16,356
Foreign	3,910	4,776	5,603

	50,304	45,422	21,959

        The provision for income taxes consisted of:

	Year ended 31 December

	2001	2002	2003
	£000	£000	£000

Current:
United Kingdom	14,502	12,852	8,434
Foreign	1,441	1,791	1,447

Total current	15,943	14,643	9,881

Deferred:
United Kingdom	268	(500)	(1,622)
Foreign	91	(358)	684

Total deferred	359	(858)	(938)

Total provision for income taxes	16,302	13,785	8,943

        Included in the payable for income taxes is a current tax benefit of £656,000 (2002: £814,000; 2001: £282,000) and a deferred tax charge of £310,000 (2002: credit of £60,000; 2001: charge of £146,000) in relation to employee stock options. Such benefits are reflected as additional paid-in capital.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

        Total income tax expense differs from the amounts computed by applying the UK statutory income tax rate of 30% for 2003, 2002 and 2001 to income before income tax as a result of the following:

	Year ended 31 December

	2001	2002	2003
	£000	£000	£000

UK statutory rate 30% (2002: 30%; 2001: 30%)	15,091	13,627	6,588
Permanent differences – other*	1,150	186	1,803
Differences in statutory rates of foreign countries	99	115	92
Other, net	(38)	(143)	460

	16,302	13,785	8,943

* Permanent differences comprise permanent adjustments and the UK research and development tax credit.

        Significant components of the deferred tax assets are as follows:

	Year ended 31 December

	2001	2002	2003
	£000	£000	£000

Fixed asset temporary differences	584	1,193	2,844
Temporary difference on available-for-sale securities	–	–	(446)
Non-deductible accruals and reserves	255	519	429
Losses carried forward	1,397	544	815

Total deferred tax assets	2,236	2,256	3,642
Valuation allowance	(1,397)	(559)	(503)

Net deferred tax assets	839	1,697	3,139

        UK income taxes have not been provided at 31 December 2003 on unremitted earnings of approximately £6,891,000 (2002: £10,142,000; 2001: £7,401,000) of subsidiaries located outside the UK as such earnings are considered to be permanently invested. If these earnings were to be remitted without offsetting tax credits in the UK, withholding taxes would be approximately £347,000 (2002: £518,000; 2001: £385,000). The valuation allowance relates to net operating loss carryforwards of certain subsidiaries, where management believes it is more likely than not such amounts will not be realized. None of the loss carryforwards expires before 2018. The future use of the net operating losses carried forward in ARM Inc. may be restricted in the event of a purchase by a third party, whereby the level of losses to be utilized on an annual basis would be limited to 4% of the market value of ARM Inc. at the date of the transaction. There is no such restriction on the losses carried forward in ARM Belgium N.V.

4      Earnings per share

	Year ended 31 December 2001

	Income £	Shares Number	Per share Amount

Net income	34,002,000
Basic EPS:
Income available to common stockholders	34,002,000	999,741,581	3.4p
Effect of dilutive securities:
Stock options		24,891,393

Diluted EPS:
Income available to common stockholders plus assumed conversion	34,002,000	1,024,632,974	3.3p

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Year ended 31 December 2002

	Income £	Shares Number	Per share Amount

Net income	31,637,000
Basic EPS:
Income available to common stockholders	31,637,000	1,012,295,401	3.1p
Effect of dilutive securities:
Stock options		8,465,051

Diluted EPS:
Income available to common stockholders plus assumed conversion	31,637,000	1,020,760,452	3.1p

	Year ended 31 December 2003

	Income £	Shares Number	Per share Amount

Net income	13,016,000
Basic EPS:
Income available to common stockholders	13,016,000	1,016,484,029	1.3p
Effect of dilutive securities:
Stock options		16,823,410

Diluted EPS:
Income available to common stockholders plus assumed conversion	13,016,000	1,033,307,439	1.3p

        The following table summarizes the Company’s reported results along with the adjusted amounts, as if the Company had adopted SFAS 142 and discontinued goodwill amortization as of 1 January 2001:

	Year ended 31 December

	2001		2002		2003
	£000		£000		£000

Reported net income	34,002		31,637		13,016
Add back goodwill amortized	1,929		–		–

Adjusted net income	35,931		31,637		13,016
Basic earnings per share:
Reported net income	3.4	p	3.1	p	1.3	p
Goodwill amortization	0.2	p	–		–

Adjusted basic earnings per share	3.6	p	3.1	p	1.3	p

Diluted earnings per share:
Reported net income	3.3	p	3.1	p	1.3	p
Goodwill amortization	0.2	p	–		–

Adjusted diluted earnings per share	3.5	p	3.1	p	1.3	p

5      Business risks and credit concentration

        The Company operates in the intensely competitive semiconductor industry which has been characterized by price erosion, rapid technological change, short product life cycles, cyclical market patterns and heightened foreign and domestic competition. Significant technological changes in the industry could affect operating results.

        Financial instruments that potentially subject the Company to concentrations of credit risk comprise principally cash and cash equivalents and accounts receivable. The Company generally does not require collateral on accounts receivable, as many of the Company’s customers are large, well-established companies. The Company has not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic area.

        The Company markets and sells to a relatively small number of customers with individually large value transactions. For further information see footnote 12.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

        At 31 December 2001, 2002 and 2003, no customers accounted for more than 10% of accounts receivable.

        As of 31 December 2001, 2002 and 2003, the Company’s cash and cash equivalents and short-term investments were deposited with major clearing banks and building societies in the UK in the form of money market deposits for varying periods of up to six months.

6      Acquisitions

        In July 2003, the Company purchased the entire share capital of Adelante Technologies N.V. (now ARM Belgium N.V.), a Belgian company, for total consideration of £390,000, comprising £312,000 cash consideration and £78,000 of related acquisition expenses. ARM Belgium N.V. is a developer of data engine processors for data intensive tasks, and will enable ARM to provide innovative IP solutions to meet the growing challenges of our partners.

        The following table sets out the fair values of the assets acquired and liabilities assumed at the date of acquisition:

Fair value to Company £000

Cash and cash equivalents	23
Accounts receivable	647

Total current assets	670

Deferred income taxes	640
Property and equipment, net	311
Intangible assets	302
Goodwill	1

Total assets acquired	1,924

Current liabilities:
Accounts payable	(135)
Accrued liabilities and deferred revenue	(330)
Pension provision	(1,069)

Total liabilities assumed	(1,534)

Net assets acquired	390

        Of the £302,000 of acquired intangible assets, £167,000 was assigned to developed technology that is being amortized over five years and £135,000 to customer relationships that is being amortized over two years. The company’s loss after tax for the year ended 31 December 2002 was £1.1 million and for the period from 1 January 2003 until acquisition was £1.3 million.

        In April 2003, the Company acquired the 15% minority holding in ARM Korea Limited, already a subsidiary undertaking (net assets acquired of £946,000), for cash consideration of £3,023,000, bringing the Company’s holding to 100%. Goodwill resulting from this acquisition amounted to £2,077,000. There were no separately identifiable intangible assets.

        On 1 February 2001, the Company purchased part of the business and assets of Noral Micrologics Limited for cash consideration of £1,351,000. The purchase consideration has all been treated as goodwill, as the book and fair value of the assets acquired were negligible. Further to this cash consideration, the acquisition agreement provided for cash bonuses and payments for post-acquisition pre-defined services provided by employees. These are being treated as payroll costs of the periods to which the services relate.

        The combinations have been accounted for using the purchase method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7      Investments

        In 2002, the Company invested £1,500,000 in Superscape Group plc, an available-for-sale investment. A further £1,152,000 was invested in Superscape Group plc during 2003 as part of a further funding round.

        In 2001, the Company disposed of two available-for-sale investments realizing a gain of £655,000.

        Impairments during 2003 against unlisted investments held at the year end amounted to £622,000 (2002: £826,000; 2001: £613,000) and against listed investments held at the year end amounted to £938,000.

8      Property and equipment

	31 December

	2002	2003
	£000	£000

Owned buildings	190	190
Leasehold improvements	18,763	20,345
Computers	10,811	11,168
Software	31,095	33,106
Fixtures, fittings and motor vehicles	3,101	3,202

	63,960	68,011
Less: accumulated depreciation	(38,239)	(51,428)

Property and equipment, net	25,721	16,583

        Depreciation charged to income for the years ended 31 December 2001, 2002 and 2003 was £9,327,000, £12,463,000 and £12,908,000 respectively.

9      Intangible assets

	Goodwill	Patents	Licenses	Developed technology	Customer relationships	Total
	£000	£000	£000	£000	£000	£000

Cost
At 1 January 2003	5,594	8,196	4,049	–	–	17,839
Additions	2,078	–	655	167	135	3,035

At 31 December 2003	7,672	8,196	4,704	167	135	20,874

Aggregate amortization
At 1 January 2003	3,320	1,595	2,507	–	–	7,422
Charge for the year	–	2,145	1,197	14	28	3,384

At 31 December 2003	3,320	3,740	3,704	14	28	10,806

Net book value

At 31 December 2003	4,352	4,456	1,000	153	107	10,068

At 31 December 2002	2,274	6,601	1,542	–	–	10,417

        Until the adoption of SFAS 142 on 1 January 2002 (see footnote 1), goodwill was being amortized on a straight-line basis over periods of up to three years, determined in each case by reference to employee turnover rates in the industry and the individual technology acquired with the acquisitions. In accordance with SFAS 142, goodwill is no longer amortized, and is tested for impairment at least annually.

        Licenses to use technology are being amortized over periods of three to five years. The amortization periods for licenses have been determined according to their estimated useful economic life.

        Patents are being amortized over four to five years, developed technology (the main IP of the company existent at acquisition and generating revenue) over five years and customer relationships (relationships with customers

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

which were generating revenue at acquisition) over two years, being the periods over which the Company is expected to derive benefit from them.

        The estimated amortization expense of intangible assets in each of the next five years is set forth below:

£000

2004	2,700
2005	2,652
2006	266
2007	79
2008	19

10      Shareholders’ equity

        Share options

        The board is authorized to issue options to acquire ordinary shares in the Company up to a maximum of 10% of the issued ordinary share capital in any five-year period. Options issued prior to the listing of the Company are excluded from this calculation.

        Under the UK Inland Revenue Executive Approved Share Option Plan (the “Executive Scheme”), the Company may grant options to directors and employees meeting certain eligibility requirements. Options under the Executive Scheme are exercisable between three and ten years after their issue, after which time the options expire.

        Under the Company’s Unapproved Scheme (the “Unapproved Scheme”), for which it has not sought approval from the UK Inland Revenue, options are exercisable one to seven years after their issue, after which time the options expire. The Company also operates the US ISO Share Option Plan, which is substantially the same as the Unapproved Scheme, the main difference being that the options are exercisable one to five years after their issue. Under both of these schemes options are exercisable as follows: 25% maximum on first anniversary, 50% maximum on second anniversary, 75% maximum on third anniversary, 100% maximum on fourth anniversary.

        There are two further schemes for our French and Belgian employees (the “French Scheme” and the “Belgian Scheme”). In the French Scheme, options are exercisable between four and seven years after their issue, whilst in the Belgian Scheme, options are exercisable from 1 January following the third anniversary after their issue, up to seven years from issue.

        In 1998, the Company set up two savings-related share option schemes for all employees and executive directors of the Company. The number of options granted is related to the value of savings made by the employee. The period of savings is three or five years except for employees of ARM, Inc. where the period is two years. The option price is currently set at 85% of the market share price prior to the grant, and the right to exercise normally only arises for a six-month period once the savings have been completed except for ARM, Inc. where the right to exercise normally only arises for a three-month period once the savings have been completed. The Company set up two further savings-related option schemes in each of 1999, 2000, 2001, 2002 and 2003 for all employees and executive directors of the Company, which have the same characteristics as those schemes set up in 1998.

	Outstanding options

	Shares Number	Weighted average exercise price £

Balances, 31 December 2000	47,002,473	1.214
Granted in year	8,189,032	3.398
Lapsed in year	(1,283,752)	3.433
Exercised in year	(18,457,205)	0.136

Balances, 31 December 2001	35,450,548	2.199
Granted in year	10,081,501	2.290
Lapsed in year	(3,269,030)	1.965

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Outstanding options

	Shares Number	Weighted average exercise price £

Exercised in year	(7,211,670)	0.691

Balances, 31 December 2002	35,051,349	2.557
Granted in year	37,537,323	0.468
Lapsed in year	(4,434,268)	2.566
Exercised in year	(2,663,324)	0.194

Balances, 31 December 2003	65,491,080	1.455

        The weighted average grant-date fair value of options granted during 2003 was £0.30 for options in the Executive Scheme, £0.27 for options in the Unapproved, ISO, French and Belgian Schemes and £0.45 for sharesave options.

        The weighted average exercise price of options exercisable at 31 December 2003 was £2.45 (31 December 2002: £1.71).

        The following options over ordinary shares were in existence at 31 December 2003:

Ordinary Shares Number	Exercise price per share £	Remaining contractual life	Exercise period	Exercisable at 31 December 2003

320,000	0.02	2.5 years	1999 – 2006	320,000
615,000	0.026	3.2 years	2000 – 2007	615,000
20,000	0.0425	0.4 years	2000 – 2004	20,000
20,000	0.0625	0.5 years	2000 – 2004	20,000
120,000	0.0625	0.8 years	2000 – 2004	120,000
230,000	0.0625	1.0 years	2000 – 2004	230,000
400,000	0.1125	4.2 years	2001 – 2008	400,000
5,001**	0.1125	1.2 years	1999 – 2005	5,001
35,000	0.3875	1.4 years	2001 – 2005	35,000
1,504**	0.3875	1.4 years	1999 – 2005	1,504
50,000	0.5275	4.6 years	2001 – 2008	50,000
10,061**	0.5275	1.6 years	1999 – 2005	10,061
51,000	0.405	4.8 years	2001 – 2008	51,000
2,499,887	1.224	5.2 years	2002 – 2009	2,499,887
4,471,980	1.224	2.2 years	2002 – 2006	4,471,980
1,194,369**	1.224	0.2 years	2000 – 2004	1,194,369
120,840	1.338	5.3 years	2002 – 2009	120,840
25,160	1.338	2.3 years	2002 – 2006	25,160
26,252**	1.338	1.3 years	2000 – 2004	26,252
43,495	1.765	5.6 years	2002 – 2009	43,495
3,005	1.765	2.6 years	2002 – 2006	3,005
40,002**	1.765	0.6 years	2000 – 2004	40,002
80,570	4.26	5.9 years	2002 – 2009	80,570
76,680	4.26	2.9 years	2002 – 2006	76,680
89,000	7.738	6.1 years	2003 – 2010	89,000
43,250	7.738	3.1 years	2003 – 2007	43,250
52,500**	7.738	1.1 years	2001 – 2005	39,375
75,215	6.136	6.3 years	2003 – 2010	75,215
36,035	6.136	3.3 years	2003 – 2007	36,035
7,500**	6.136	1.3 years	2001 – 2005	5,625
50,000**	6.27	1.3 years	2001 – 2005	37,500
272,599	6.155	6.4 years	2003 – 2010	272,599
2,217,329**	6.155	3.4 years	2001 – 2007	1,662,993
625,000**	6.155	1.4 years	2001 – 2005	468,750
162,500**	6.70	3.6 years	2001 – 2007	121,875
24,250**	6.70	1.6 years	2001 – 2005	18,187

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Ordinary Shares Number	Exercise price per share £	Remaining contractual life	Exercise period	Exercisable at 31 December 2003

181,250**	6.33	3.8 years	2001 – 2007	135,937
114,500**	6.33	1.8 years	2001 – 2005	85,875
71,250	6.33	3.8 years	2004 – 2007	–
396,500**	4.43	4.1 years	2002 – 2008	198,250
83,000**	4.43	2.1 years	2002 – 2006	41,500
30,000	4.43	4.1 years	2005 – 2008	–
578,959	3.35	7.4 years	2004 – 2011	–
3,472,074**	3.35	4.4 years	2002 – 2008	1,736,037
1,193,400**	3.35	2.4 years	2002 – 2006	596,700
149,500	3.35	4.4 years	2005 – 2008	–
62,909†	3.815	4.4 years	2004 – 2008	–
58,813	2.84	7.6 years	2004 – 2011	–
20,822**	2.84	4.6 years	2002 – 2008	10,411
28,000**	2.84	2.6 years	2002 – 2006	14,000
139,000	3.75	7.8 years	2004 – 2011	–
42,500**	3.75	4.8 years	2002 – 2008	21,250
44,750**	3.75	2.8 years	2002 – 2006	22,375
8,500	3.75	4.8 years	2005 – 2008	–
161,250**	3.145	5.2 years	2003 – 2009	40,310
62,500**	3.145	3.2 years	2003 – 2007	15,625
10,000	3.145	5.2 years	2006 – 2009	–
1,061,888	2.465	8.3 years	2005 – 2012	–
3,987,212**	2.465	5.3 years	2003 – 2009	996,803
406,896†	2.465	5.3 years	2005 – 2009	–
1,371,575**	2.465	3.3 years	2003 – 2007	342,893
162,375	2.465	5.3 years	2006 – 2009	–
223,515†	2.1475	5.4 years	2005 – 2009	–
305,750**	1.505	5.6 years	2003 – 2009	76,437
125,000**	1.505	3.6 years	2003 – 2007	31,250
5,000	1.505	5.6 years	2006 – 2009	–
108,750**	0.425	5.8 years	2003 – 2009	27,187
68,750**	0.425	3.8 years	2003 – 2007	17,187
11,250	0.425	5.8 years	2006 – 2009	–
35,000**	0.5725	5.9 years	2003 – 2009	8,750
3,500**	0.5725	3.9 years	2003 – 2007	875
3,705,912	0.4375	9.1 years	2006 – 2013	–
15,759,867**	0.4375	6.1 years	2004 – 2010	–
3,885,711†	0.4375	6.1 years	2006 – 2010	–
5,944,771**	0.4375	4.1 years	2004 – 2008	–
757,300	0.4375	6.1 years	2007 – 2010	–
248,250**	0.805	6.6 years	2004 – 2010	–
31,000**	0.805	4.6 years	2004 – 2008	–
56,500**	1.1475	6.8 years	2004 – 2010	–
10,000**	1.1475	4.8 years	2004 – 2008	–
3,250	1.1475	6.8 years	2007 – 2010	–
243,200	1.1475	6.8 years	2007 – 2010	–
85,340*	1.099	1.0 years	2004 – 2004	–
597*	5.65	2.0 years	2005 – 2005	–
82,822*	3.069	1.0 years	2004 – 2004	–
16,495*	3.069	3.0 years	2006 – 2006	–
85,646*	1.82537	2.0 years	2005 – 2005	–
36,262*	1.82537	4.0 years	2007 – 2007	–
15,244*	1.82537	0.8 years	2004 – 2004	–
4,145,776*	0.5865	3.0 years	2006 – 2006	–
634,270*	0.5865	5.0 years	2008 – 2008	–
841,945*	0.5865	1.8 years	2005 – 2005	–

65,491,080				17,749,862

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

*	These relate to options granted under the Company’s savings-related share option schemes.

**	Options are exercisable as follows: 25% maximum on first anniversary, 50% maximum on second anniversary, 75% maximum on third anniversary, 100% maximum on fourth anniversary.

†	These options will vest after seven years unless certain criteria are met, in which case they will vest between three and seven years.

        Under the Company’s Long Term Incentive Plan, a further 2,572,646 shares could be awarded to the extent that performance criteria are satisfied over a three-year period. These shares will be awarded from shares already issued within the ESOP.

11     Commitments and contingencies

        The Company leases its office facilities and certain equipment under non-cancelable operating lease agreements which expire at various dates through 2018.

        Future minimum lease commitments at 31 December 2003, are as follows:

Years ending 31 December	Operating leases £000

2004	4,877
2005	3,409
2006	2,357
2007	2,114
2008	2,114
Thereafter	15,606

Total minimum lease payments	30,477

        Rental expense under operating leases totalled £3,101,000, £5,199,000 and £8,169,000 for the years ended 31 December 2001, 2002 and 2003 respectively.

        In May 2002, Nazomi Communications Inc. filed suit against ARM alleging wilful infringement of Nazomi’s US patent No. 6,332,215 by ARM’s Jazelle technology. ARM answered Nazomi’s complaint in July 2002, denying infringement of the ‘215 patent, asserting various affirmative defences and asserting counterclaims. ARM moved for summary judgement and a ruling that the current version of its processor designs incorporating the Jazelle technology does not infringe the ‘215 patent. The district court granted ARM’s motion, holding that the current version of its processor designs incorporating the Jazelle technology does not infringe the ‘215 patent. Nazomi has appealed the district court’s ruling. The appeal court has not set a date to hear the appeal yet. ARM is confident that the original ruling by the district court will be upheld on appeal.

        Guarantees

        It is common industry practice for licensors of technology to offer to indemnify their licensees for loss suffered by the licensee in the event that the technology licensed is held to infringe the intellectual property of a third party. Consistent with such practice, the Company provides such indemnification to its licensees but subject, in all cases, to a limitation of liability. The obligation for the Company to indemnify its licensees is subject to certain provisos and is usually contingent upon a third party bringing an action against the licensee alleging that the technology licensed by the Company to the licensee infringes such third party's intellectual property rights. The indemnification obligations typically survive any termination of the license and will continue in perpetuity.

        The Company does not provide for any such guarantees unless it has received notification from the other party that they are likely to invoke the guarantee. Any such provision is based upon the directors’ estimate of the expected costs of any such claim.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12     Geographic and segment information

        The Company operates in, and is managed as, a single product segment.

        The following analysis is of revenues by geographic segment and origin and long-lived assets by Group companies in each territory:

	Year ended 31 December

	2001	2002	2003
	£000	£000	£000

Revenues (by market destination):
Europe	27,103	26,731	23,118
US	72,271	67,086	65,402
Japan	33,548	38,295	24,135
Asia Pacific excluding Japan	13,352	18,810	15,415

Total revenues	146,274	150,922	128,070

        The Company’s exports from the UK were £128,303,000, £135,713,000 and £115,072,000 for the years ended 31 December 2001, 2002 and 2003 respectively.

	Year ended 31 December

	2001	2002	2003
	£000	£000	£000

Revenues (by origin):
Europe	131,136	137,747	118,885
US	8,431	7,288	4,893
Asia Pacific	6,707	5,887	4,292

Total revenues	146,274	150,922	128,070
Long-lived assets, including deferred income taxes:
Europe	35,626	38,044	33,085
US	3,608	3,751	2,771
Asia Pacific	167	269	180

Total long-lived assets	39,401	42,064	36,036

        In 2003, 2002 and 2001 no single customer accounted for more than 10% of total revenues.

13     Fair values of financial instruments

        The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

        Cash and cash equivalents, short-term investments and accounts receivable

        The carrying amount approximates fair value because of the short maturity of those instruments.

        Foreign currency forward contracts

        The fair value of foreign currency forward contracts is estimated using the settlement rates prevailing at the period end.

        The estimated fair values of the Company’s financial instruments are as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Year ended 31 December

	2001		2002		2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	£000	£000	£000	£000	£000	£000

Cash and cash equivalents	104,467	104,467	130,304	130,304	130,722	130,722
Short-term investments	–	–	–	–	29,064	29,064
Accounts receivable	24,809	24,809	20,516	20,516	17,320	17,320
Foreign currency contracts	355	355	1,061	1,061	2,015	2,015
Embedded derivatives	–	–	(950)	(950)	(2,091)	(2,091)

        The following note does not form part of the audited financial statements.

14     Post balance sheet events

        At the 2004 Annual General Meeting of the Company on 26 April 2004, a dividend of 0.6 pence per share (total cost £6,106,000) was approved in respect of the 2003 financial year and was paid on 7 May 2004 to shareholders on the register at 2 April 2004.

SIGNATURE

        The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARM Holdings plc

By:	/s/ Tim Score

Tim Score
Chief Financial Officer

Dated: June 21, 2004