Form 20-F
period 2004-12-31
ARM HOLDINGS PLC
filed 2005-06-27
CIK 1057997

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004

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
None

The number of outstanding shares in the capital of ARM Holdings plc as of December 31, 2004:
Ordinary Shares of 0.05p each 1,350,786,975

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

     This annual report includes product names and other trade names, logos and trademarks, either registered or with respect to which applications are pending, of ARM and of other companies. ARM, ARM Powered, Thumb, StrongARM, ARM7TDMI, ARM9TDMI, Jazelle, Multi-ICE, PrimeXsys, RealView and PrimeCell are registered trademarks of ARM Limited. ARM7, ARM7EJ, ARM7EJ-S, ARM7TDMI-S, ARM720T, ARM9, ARM9TDMI-S, ARM9E, ARM9E-S, ARM9EJ-S, ARM920T, ARM922T, ARM926EJ-S, ARM940T, ARM946E-S, ARM966E-S, ARM10, ARM10E, ARM1020E, ARM1022E, ARM1026EJ-S, ARM11, ARM1136J-S, ARM1136JF-S, SC100, SC110, SC200, SC210, ETM10, ETM10-RV, Integrator, AMBA, MOVE, SecurCore, EmbeddedICE, EmbeddedICE-RT, ARM1156T2F-S, ARM1156T2-S, ARM1176JZ-S, ARM1176JZF-S, Cortex, TrustZone and OptimoDE are trademarks of ARM Limited. Artisan and Artisan Components are trademarks of ARM Physical IP, Inc. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company, ARM Limited; and the regional subsidiaries, ARM, Inc., ARM KK, ARM Korea Ltd., ARM Taiwan Ltd., ARM France SAS, ARM Belgium N.V., ARM Consulting (Shanghai) Co. Ltd., Axys Design Automation, Inc., Axys Germany GmbH, ARM Embedded Technologies Pvt. Ltd., ARM Physical IP, Inc., ARM Physical IP International Limited, ARM Physical IP San Diego Operations, Inc., ARM Physical IP International Delaware LLC and ARM Physical IP Asia Pacific Pte Ltd.

      Various amounts and percentages set out in this annual report have been rounded and accordingly may not total.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

     Our selected financial data at December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 have been derived from our consolidated financial statements prepared in accordance with generally accepted accounting principles in the United States and included in this annual report. Our consolidated financial statements have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm. Our summary financial data at and for the years ended December 31, 2000 and December 31, 2001 and at December 31, 2002 have been derived from our consolidated financial statements that are not included in this annual report. The following selected financial data should be read in conjunction with, and are qualified in their entirety by reference to our consolidated financial statements and the notes thereto.

	Year ended December 31,

	2000	2001	2002	2003	2004	2004(1)

	(in thousands, except per share data and employees)
Income Statement Data:
Revenues	£100,730	£146,274	£150,922	£128,070	£152,897	$293,562
Cost of revenues	11,647	17,289	13,185	11,022	11,799	22,654
Operating expenses (2)	57,846	82,848	96,456	99,785	109,587	210,407

Income from operations	31,237	46,137	41,281	17,263	31,511	60,501
Interest, net	3,912	4,470	4,373	4,801	6,944	13,333
Share of loss of equity affiliate	(85)	—	—	—	—	—
Gain on partial disposal of equity
affiliate	512	—	—	—	—	—
Minority interest	(192)	(303)	(232)	(105)	—	—

Income before income tax	35,384	50,304	45,422	21,959	38,455	73,834
Provision for income taxes	6,007	16,302	13,785	8,943	10,478	20,118

Net income	29,377	34,002	31,637	13,016	27,977	53,716

Basic earnings per common share	3.0p	3.4p	3.1p	1.3p	2.7p	5.2c
Earnings per common share (assuming
dilution)	2.9p	3.3p	3.1p	1.3p	2.7p	5.1c
Net income from operations per share	2.9p	3.4p	3.1p	1.3p	2.7p	5.2c
Dividends declared per share	—	—	—	—	0.88p	1.7c
Research and development as a percentage
of revenues	26%	25%	31%	38%	33%	33%
Balance Sheet Data:
Capital expenditure	11,842	17,349	15,616	3,605	5,036	9,669
Cash and cash equivalents short-term
investments and marketable securities	75,266	104,467	130,304	159,786	142,817	274,209
Net assets	100,972	135,845	172,470	188,075	552,327	1,060,468
Capital stock	42,991	45,935	51,730	53,765	395,240	758,861
Shareholders’ equity	100,972	135,845	172,470	188,075	552,327	1,060,468
Total assets	127,343	175,814	205,744	222,997	637,937	1,224,839
Employees at year end	619	722	721	740	1,171	1,171

(1)	Purely for the convenience of the reader, US dollar amounts have been translated from pounds sterling at the December 31, 2004 closing rate of £1.00 = $1.920. Such transactions should not be construed as representations that sterling could be so converted into US dollars at that rate or at any other rate.

(2)	Non-cash compensation relating to stock options granted at an exercise price below the fair value of the underlying stock on the grant date was recognized in an amount of £56,000 in the year ended December 31, 2002. A further charge of £310,000 occurred in 2003 and £341,000 in 2004. Such cost has been classified as general and administrative expense.

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

Year Ended December 31,	Period Average(1)	Period End

2000	1.5125	1.4955
2001	1.4382	1.4543
2002	1.4338	1.6100
2003	1.6359	1.7858
2004	1.830	1.9160
2005 (through May 19)	1.900	1.8367

(1)	The average of the noon buying rates on the last day of each full month during the relevant period.

Month	High	Low

November 2004	1.9073	1.8385
December 2004	1.9482	1.9125
January 2005	1.9058	1.8647
February 2005	1.9249	1.8570
March 2005	1.9292	1.8657
April 2005	1.9197	1.8733
May 2005 (through May 19)	1.9048	1.8367

      On May 19, 2005 the noon buying rate was $1.8367 to £1.00.

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

  the timing of entering into agreements with new licensees;

  the mixture of license fees, royalties, revenues from the sale of development systems and fees from services;

  the introduction of new technology by us, our licensees or our competition;

  the timing of orders from and shipments to systems companies of ARM-based microprocessors from our semiconductor partners;

  sudden technological or other changes in the microprocessor industry; and

  new litigation or developments in current litigation.

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

Our Success Depends Substantially on Systems Companies

     Our success depends substantially on the acceptance of our technology by systems companies, particularly those which develop and market high-volume electronic products in the wireless, consumer electronics and networking markets where demand may be highly cyclical. The reason for this dependence is that sales of ARM-based microprocessors by our semiconductor partners to systems companies directly affect the amount of royalties we receive. We are subject to many risks beyond our control that may influence the success or failure of a particular systems company. These risks include:

  competition faced by the systems company in its particular industry;

  the engineering and marketing capabilities of the systems company;

  market acceptance of the systems company’s products;

  technical challenges unrelated to our technology faced by the systems company in developing its products; and

  the financial and other resources of the systems company.

     It can take a long time to persuade systems companies to accept our technology and, even if accepted, we cannot assure you that our technology will be used in a product that is ultimately brought to market. Furthermore, even if our technology is used in a product brought to market, we cannot assure you that such product will be commercially accepted or result in significant royalties to us. Demand for our intellectual property may also be affected by consolidation in the integrated circuit and related industries, which may reduce the aggregate level of purchases of our intellectual property components and services by the combined companies.

     The revenue we generate from licensing activities depends in large part on the rate at which systems companies adopt new product generations, which, in turn, is affected by the level of demand for their integrated circuits and other products. With increasing complexity in each successive generation of integrated circuit products, we face the risk that the rate of adoption of smaller process geometries for integrated circuit manufacturing may slow. We also face the risk that licensing revenue may suffer if current or former customers collaborate with each other regarding design standards for particular generations of integrated circuit products.

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

We Depend Largely on a Small Number of Customers and Products – This May Adversely Affect Our Revenues

     Our revenues depend largely on a small number of licensees and products. As regards revenues from licensees, our revenues in a particular period are generally concentrated in a small number of licensees. If we fail to achieve the performance required under a single license contract or if a single customer fails to make its milestone payments, our business, financial condition and results of operations could be materially adversely affected. In addition, any failure to develop successor products which offer significant competitive advantages to these customers in a timely manner or any decrease in demand for the ARM7, ARM9, ARM10 and ARM11 family products could materially adversely affect us.

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

The Company’s Business and Future Operating Results May Be Adversely Affected by General Economic Conditions and other Events Outside of Its Control

     We are subject to risks arising from adverse changes in global economic conditions. Because of economic uncertainties in many of our key markets, many industries may delay or reduce technology purchases and investments. The impact of this on us is difficult to predict, but if businesses defer licensing our technology, require less services or development tools, or if consumers defer purchases of new products which incorporate our technology (for example, the slower than expected migration to 3G mobile phone technology), our revenue could decline. A decline in revenue would have an adverse effect on our results of operations and could have an adverse effect on our financial condition.

     The Company’s business and operating results will also be vulnerable to interruption by other events outside of its control, such as earthquakes, fire, power loss, telecommunications failures, political instability, military conflict and uncertainties arising out of terrorist attacks, including a global economic slowdown, the economic consequences of additional military action or additional terrorist activities and associated political instability, and the effect of heightened security concerns on domestic and international travel and commerce.

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

Our International Operations Expose Us to Risks

     We currently have operations in various jurisdictions around the world and may in the future expand our operations either within these jurisdictions or to new jurisdictions. Some risks associated with these international operations are exposure to exchange rate fluctuations, political and economic conditions and unexpected changes in regulatory environments. Another risk we face is that, particularly with respect to intellectual property, we are exposed to different legal jurisdictions. In addition, we could face potentially adverse tax consequences and difficulties in staffing and managing operations. With respect to foreign exchange, a large proportion of our revenues are in US dollars while our costs reflect the geographic spread of our operations with in excess of 50% of our costs being in pounds sterling. This mismatch will result in gains or losses with respect to movements in foreign exchange rates and may be material. To mitigate this effect, we engage in currency hedging transactions. A more detailed description of these hedging transactions is set forth in the section entitled “Item 5. Operating and Financial Review and Prospects.” Although we have not to date experienced any material adverse effects with respect to our foreign operations arising from such factors, we cannot assure you that such problems will not arise in the future. Finally, managing operations in multiple jurisdictions will place further strain on our ability to manage overall growth.

Claims May Be Made For Which We Do Not Have Adequate Insurance

     Since 2001 the insurance industry has faced unprecedented and escalating global events compounded by international economic uncertainty. As a result of these and other pressures, many insurers have withdrawn from certain market sectors. We have continued with our philosophy of only placing cover with secure underwriters with programs arranged individually to suit our needs. We currently have global insurance policies including cover for the following significant risks: business interruption, public and products liability, directors and officers liability, errors and omissions liability. We do not insure against claims concerning patent litigation, because we are of the view that any limited cover that could be obtained is prohibitively expensive. Our results of operations could be materially adversely affected by the occurrence of a catastrophic event, to the extent that any resulting loss or claim is not covered under the terms of our then existing insurance policies.

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

An Infringement Claim or a Significant Damage Award Would Adversely Impact ARM’s Operating Results

     Substantial litigation and threats of litigation regarding intellectual property rights exist in the industries in which ARM operates. From time to time, third parties, including ARM’s competitors, may assert patent, copyright and other intellectual property rights to technologies that are important to ARM’s business. ARM cannot be certain that it would ultimately prevail in any dispute or be able to license any valid and infringed patents from third parties on commercially reasonable terms. Any infringement claim brought against ARM, regardless of the duration, outcome or size of damage award, could:

  result in substantial cost to ARM;

  divert management’s attention and resources;

  be time consuming to defend;

  result in substantial damage awards;

  cause product shipment delays; or

  require ARM to seek to enter into royalty or other licensing agreements.

     Any infringement claim or other litigation against or by ARM could have a material negative affect on ARM’s business.

     In any potential dispute involving ARM’s intellectual property, its customers and strategic partners could also become the target of litigation. This could trigger ARM’s indemnification obligations in its license agreements, which could result in substantial expense to ARM. In addition to the time and expense required for ARM to supply support or indemnification to its customers and strategic partners, any litigation could severely disrupt or shut down the business of its customers and strategic partners, which in turn would hurt ARM’s relations with them and harm ARM’s operating results.

     From time to time, ARM may be subject to claims by its customers or customers of the companies it has acquired that its intellectual property components or products of acquired companies that have been incorporated into electronic products infringe the intellectual property rights of others.

The Company’s Future Capital Needs May Require that the Company Seek Debt Financing or Additional Equity Funding Which, if not Available, Could Cause the Business of the Company to Suffer

     From time to time, the Company may be required to raise additional funds for its future capital needs through public or private financing, strategic relationships or other arrangements. There can be no assurance that the funding, if needed, will be available on attractive terms, or at all. Furthermore, any additional financing arrangements may be dilutive to shareholders, and debt financing, if available, may involve restrictive covenants. Strategic arrangements, if necessary to raise additional funds, may require the Company to relinquish its rights to certain of its technologies or products. The Company’s failure to raise capital when needed could have a material adverse effect on the business of the Company.

Adverse Effects Could Result from a Change in Financial Reporting in Accordance with International Financial Reporting Standards (IFRS)

     ARM maintains its internal financial reporting systems to report under UK GAAP and US GAAP. The European Union has passed a regulation that requires listed European companies to comply with International Financial Reporting Standards (IFRS) in their group financial statements for financial years starting on or after January 1, 2005. Therefore, ARM will comply with IFRS for its financial year ending December 31, 2005, including the provision of comparable IFRS information for the financial year ending December 31, 2004. The impact that the switch from UK GAAP to IFRS will have on ARM could adversely affect ARM’s reported results, including in relation to the valuation of intangible assets and the treatment of share option programs.

Changes in Stock Option Accounting Rules May Adversely Impact ARM’s Reported Operating Results Prepared in Accordance with US GAAP or IFRS and Its Competitiveness in the Employee Marketplace

     Technology companies in general and ARM in particular have a history of using broad based employee stock option programs to hire, incentivize and retain employees in a competitive marketplace. Any changes requiring that ARM record compensation expense in the statement of operations for employee stock options using the fair value method or changes in existing taxation rules related to stock options would have a significant negative effect on ARM’s reported results. The International Accounting Standards Board has issued IFRS 2, under which the amount recognized as a charge for equity settled transactions for employee services is the fair value of the equity instrument at the grant date, charged over the vesting period, which is the longer of the date that the shares (or options) can be exercised and any subsequent vesting conditions. This change will result in lower reported earnings per share. The Financial Accounting Standards Board has issued a standard FAS123(R), which changes US GAAP such that ARM will be required to record charges to earnings for employee stock options on a basis similar to that required under IFRS. In addition, such a change could impact ARM’s ability to utilize broad based employee stock plans to reward employees and could result in a competitive disadvantage to ARM in the employee marketplace.

Uncertainty Related to the Acquisition of Artisan Components, Inc. (“Artisan”) Could Harm ARM’s and Artisan’s Customer and Foundry Relationships

     On December 23, 2001, ARM acquired the entire share capital of Artisan Components, Inc., a provider of physical IP components for the design and manufacture of complex integrated circuits.

     In response to the acquisition of Artisan, current and prospective customers of ARM and Artisan may delay or defer purchasing decisions. If ARM’s or Artisan’s customers delay or defer purchasing decisions, the revenues of ARM and Artisan, respectively, could materially decline or any anticipated increases in revenues could be lower than expected.

     In addition, foundry partners may be concerned about continued development and support of certain of Artisan’s or ARM’s current or announced products. These foundry partners may also be doubtful that the combined company will continue Artisan’s licensing model including, but not limited to, royalty credits for future designs and free access to Artisan’s intellectual property components for integrated circuit designers. As a result, foundry partners may be reluctant to continue negotiation of or to enter into new agreements with ARM or Artisan. Foundry partners could also be reluctant to rely on a single vendor for a broad array of intellectual property components and RISC microprocessors and could select another vendor to provide them with products formerly supplied by ARM or Artisan. Foundry partners could also name another vendor as their vendor of choice to their customers.

The Combined Company May Not Realize the Anticipated Benefits of the Acquisition

     The acquisition involves the integration of two companies that have previously operated independently. There can be no assurance, however, regarding when or the extent to which the combined company will be able to realize the benefits anticipated to result from the acquisition, including increased revenues, cost savings or other benefits. The combined company must integrate numerous systems, including those involving management information, purchasing, accounting and finance, sales, billing, employee benefits, payroll and regulatory compliance. ARM and Artisan have a number of information systems that are dissimilar, which will have to be integrated, or, in some cases, replaced. Difficulties associated with integrating ARM and Artisan, which could be exacerbated because they are headquartered in different countries, could have a material adverse effect on the combined company and the value of ARM ADSs or ARM ordinary shares.

The Combined Company’s Business Will be Adversely Affected if the Combined Company Cannot Manage the Significant Changes in the Number of its Employees and the Size of its Operations in the United States

     As a result of the acquisition, the Company has significantly increased the number of its employees and the size of its operations in the United States. ARM acquired 347 employees of Artisan, a substantial number of whom are located in the United States. To date, most of ARM’s employees have been based in Cambridge, United Kingdom, Austin, Texas and Los Gatos, California. These significant changes in headcount may place a significant strain on the combined company’s management and other resources. The combined company will face challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs in different jurisdictions.

     If the combined company is unable to manage its headcount, expenses, technological integration and the scope of its operations effectively, the cost and quality of the combined company’s products may suffer and the combined company may be unable to attract and retain key personnel and develop and market new products. Further, the inability to successfully manage the substantially larger and geographically more diverse organization, or any significant delay in that integration, could have a material adverse effect on the combined company after the acquisition and, as a result, on the market prices of ARM ADSs and ARM ordinary shares.

Taiwan Semiconductor Manufacturing Company (“TSMC”), One of Artisan’s Largest Customers, Develops and Distributes Products That Compete With Us

     TSMC, one of Artisan’s largest integrated circuit manufacturing customers, has historically produced intellectual property components for use by third parties in designs to be manufactured at TSMC’s foundry. These components are designed to serve the same purpose as components formerly produced by Artisan. The intellectual property components developed by TSMC have competed and are expected to continue to compete with Artisan’s products. We believe that TSMC is more aggressively developing and distributing these products to encourage its customers to use TSMC-developed IP rather than products containing ARM IP. TSMC has substantially greater financial, manufacturing and other resources, name recognition and market presence than the former Artisan business and the internal design group at TSMC has greater access to technical information about TSMC’s manufacturing processes. Distribution partners selected by TSMC include Cadence Design Systems, Inc. (“Cadence”), Magma Design Automation, Inc., Synopsys, Inc. (“Synopsys”) and Virage Logic Corporation. Some of TSMC’s distribution partners, such as Cadence, may have greater resources, name recognition and distribution networks than we do. If TSMC is successful in its strategy, then ARM would lose TSMC license revenue and TSMC royalties, negatively affecting operating results.

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

     In 1998, the Company re-registered as a public company under the name ARM Holdings plc when it completed its initial public offering of shares and listed its shares for trading on the London Stock Exchange and for quotation on the Nasdaq National Market. Our principal executive offices are at 110 Fulbourn Road, Cambridge, CB1 9NJ, UK, and our telephone number is +44 (0)1223 400400. ARM, Inc., our US subsidiary, is located at 141 Caspian Court, Sunnyvale, California, 94089-1013, USA and its telephone number is +1 408 734 5600.

Capital Expenditures

     For a discussion of the Company’s capital expenditures see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

BUSINESS OVERVIEW

     ARM designs high performance, low-cost, power-efficient RISC (reduced instruction set computing) microprocessors and related technology and software, and sells development systems, to enhance the performance, cost-effectiveness and power-efficiency of an extensive range of embedded applications. ARM licenses and sells its technology and products to leading electronics companies, which in turn manufacture, market and sell microprocessors, application specific integrated circuits (“ASICs”) and application specific standard products (“ASSPs”) based on the ARM architecture to systems companies for incorporation into a wide variety of end products. By creating a strong network of partners, which includes many of the leading semiconductor manufacturers worldwide, and by working with them and systems companies to best utilize the ARM technology, ARM has established its architecture as the industry’s leading 16/32-bit embedded RISC microprocessor solution, for use in many high-volume embedded microprocessor applications, including products in the wireless, consumer entertainment, mass storage, imaging, automotive, microcontrollers, secure technologies and networking sectors. The embedded processor market continues to move from 8 bit to 16/32 bit, driven by evolving standards needing design flexibility, a continual increase in functionality and application needs in all devices, and convergence and interoperability between technologies and devices. ARM also licenses and sells development systems directly to systems companies and provides consulting, support services, platforms and application software to its licensees, systems companies and other systems designers.

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

     The embedded microprocessor market has grown to support new electronic products as well as new capabilities and features in existing products. New products with easier user interfaces such as Smartphones and global positioning systems (“GPSs”) all depend on embedded microprocessors. At the same time, new capabilities and features also drive the need for new and more powerful embedded microprocessors in products such as printers and cellular phones. As consumers demand electronic products and control systems with more features and capabilities and portability, systems companies which manufacture these products and control systems are demanding embedded microprocessors that support increasingly complex functions at low cost, that use power efficiently, that can be rapidly implemented to shorten time to market and that are available in volume from multiple sources.

     Embedded microprocessors must balance performance, power consumption and price considerations, depending on the needs of the specific end product. For example, new products such as GPSs and next generation Smartphones are computationally intensive, requiring higher performance from the embedded microprocessor. For other portable products, such as traditional cellular telephones, pagers and other small battery-powered hand-held devices, power consumption is a more important consideration. Across all product markets, the cost of the embedded microprocessor solution is important in ensuring that the end product can be attractively priced.

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

     Global Partner Network. ARM’s global network of partners assures systems companies of sufficient availability for high volume products and, together with ARM’s international presence, gives systems designers global support for their design development. At December 31, 2004, ARM’s technology has been licensed to 140 semiconductor companies, including many of the leading semiconductor companies worldwide. ARM’s broad semiconductor partner base provides systems companies with a wide range of suppliers, thus reducing the dependence of systems companies on any one supplier and producing price competition helping to contain costs of ARM-based microprocessors. ARM’s various partners build their own solutions using ARM technology; there are currently approximately 210 ARM-based ASSPs available for use by systems companies, thus facilitating their use of the ARM architecture. The Company works with numerous, industry leading software systems and tools and development partners, including WindRiver Systems, Inc., Symbian PLC, Microsoft Corporation, Palm, Inc., Sun Microsystems, and many others who provide the third party support needed to facilitate the use of ARM technology in a wide variety of applications.

     Focused product roadmaps. Since its inception, ARM has created families of microprocessor cores which have either increased performance, functionality or improved power-efficiency based on targeted and specific market requirements of end user applications. See “—The ARM Families”. The ARM families offer designers a choice of microprocessor cores with performance scaling from 10 to over 1,200 Dhrystone MIPS (millions of instructions per section). As an example of ARM’s end product focus, ARM developed the TrustZone architecture extensions in response to the need of its partners and Original Equipment Manufacturer (“OEM”) customers to address concerns over software security in the latest generations of digital cellular and consumer products. ARM has also developed the Thumb and Thumb-2 extensions to address software code size, ARM’s DSP extensions for signal processing, ARM’s Jazelle extensions for Java™ and the latest ARMv7 architecture are further examples of the Company’s commitment to achieving innovative solutions to meet its customers’ needs. Future generations of ARM products will aim to provide the designer with the ability to craft the optimal balance of performance, cost and power-efficiency needed by systems companies to bring increasingly complex applications to market in the least amount of time.

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

Target Markets

     As the world of digital electronic products continues to converge, ARM has evolved its target markets strategy from the traditional eight markets of wireless, imaging, consumer electronics, storage, automotive, microcontrollers, secure target market and networking to a consolidated five market strategy of Home Solutions, Mobile Solutions, Enterprise Solutions, Embedded Solutions and Emerging Applications. Although the applications within ARM’s target markets have not changed, we are evolving from focusing on digital products to the way people use digital products.

     Home Solutions. In the home solutions market visual content and display of visual content are the foremost concern for consumers. Within this market applications like DTVs, set-top boxes, digital still cameras and gaming devices deliver visual content to the home. ARM is well placed in this market with its scalable architecture performance up to 1 GHz and application-accelerating features for security (TrustZone) and Java (Jazelle).

     Mobile Solutions. The mobile market comprises a wide variety of mobile communication and portable computing devices, each with their own characteristics and needs. The applications include wireless handsets, portable media players and bluetooth devices. For each of these products mobility (being able to use them while on the go) is the key concern to consumers. With ARM’s high performance/low power architecture and code efficient technologies such as Thumb and Thumb2, ARM’s customers can balance performance and power with cost, so that ARM ultimately provides the best solution to end users.

     Enterprise Solutions. In today’s world, having the data you need at your fingertips is key. In the Enterprise Solutions market ARM focuses on the way data is handled through devices such as storage devices, printers and wireless and wired networking. ARM’s range of microprocessor performance, development systems and data efficient architecture gives ARM a significant advantage in this market space.

     Embedded Solutions. The world of embedded processors is growing in multiple areas, from automatic braking systems to industrial control. This market has the potential to grow substantially, taking into account the 8, 16, and 32-bit processors that will satisfy this market. The reliability and software reusability of the ARM architecture will position ARM to significantly penetrate this market. In addition, the introduction of products like the Cortex-M3, with its low gate count, small size and Thumb-2 capabilities for high code density, position ARM for taking design slots once owned by 8 and 16-bit processors. In addition, as our partners release low cost, dedicated design tools for ARM microcontrollers, designers of MCU applications are able to achieve lower cost and faster time to market for their new MCU designs.

     Emerging Applications. As innovative products come to design, they continue to shape the market. Evolutionary products and services face fleeting windows of opportunity that only reward rapidly developed solutions with leading functionality and cost points. With ARM’s proven technology and innovative feature set, ARM is well positioned to take advantage of these opportunities, as emerging applications such as medical devices and mesh networks become available.

      For a breakdown of total revenues by geographic market, see Note 13 to the Consolidated Financial Statements.

ARM Strategy and Business Model

     ARM’s strategy is to deliver technology that resides at the heart of advanced digital products. At the center of ARM’s strategy are processors in the control plane where ARM innovates in 16/32 bit RISC processors, the data plane with its OptimoDE Optimal Data Engine signal processors and in a specialist area where ARM licenses the MBX 3D processors through an agreement with Imagination Technologies Group plc (“Imagination Technologies”).

     The ARM strategy is to help designers to design systems based on ARM cores by providing productivity tools from ARM’s development tools business that provide compilers, debuggers, board and embedded system level design tools to bring productivity to designers.

     The business also provides IP solutions for full system design with system and Physical IP. The system design is optimized by maximizing the throughput of data from the processor to memory through its AXI bus and supporting system level IP. The newly acquired Physical IP division (formerly Artisan) enables designers to synthesize cores with ARM libraries to produce optimal microprocessor solutions.

     ARM has also established an embedded software division which both provides enabling software to benchmark its processors to prove system level performance and provides software products that interact with the base architecture to deliver real system benefits in areas such as media, low power and security.

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

     Generate Diversified Revenue Streams. The Company intends to generate a diversified revenue base, including license fees, royalties, support and maintenance, training, design consulting, and sales and licensing of toolkits, development boards and systems software. The Company is also entitled to royalties from its licensees, which are generally a percentage of the revenues received by licensees on their sales of ARM-based chips and are normally payable by a licensee on sales occurring during the life of the ARM technology being licensed. Accordingly, ARM could continue to receive royalties in relation to specific technology even if such technology is no longer licensed to new customers. The Company believes that as ARM technology becomes more widely accepted, the revenues from royalties, as a percentage of total revenues, will increase. In addition, the Company believes that revenues from support and maintenance, the sale and licensing of development tools and system intellectual property will increase as the ARM architecture continues to become more established across a broad number of markets.

     Strategic Involvement in Related Products and Services. ARM will continue to analyze its market and communicate with its partner network to identify opportunities for product innovation and new product creation, including with respect to features such as low power performance, security, the creation of efficient code and platform execution environment and developments in the 3D area. ARM will also continue to develop products and encourage and support industry standardization efforts to address the challenges that result from shrinking semiconductor process geometries and the increasing cost and complexity of semiconductor chip design. ARM maintains a five year strategy for the development and growth of the business and constantly monitors its market place and evaluates new business, investment and acquisition opportunities.

Technology and Services

     ARM partners license ARM microprocessor technology to develop application-specific products. To enable our customers to bring products to market quickly, ARM microprocessors include features to allow easy integration into complete systems, or into larger system-on-chip designs. ARM also supports the design-in process with the AXI bus standard, PrimeCell peripherals, ARM development tools, system level design tools, EDA models, application software intellectual property, a range of services, and by working with third parties to provide additional supporting items.

     Microprocessor Cores. Traditionally, microprocessor designers concentrated on maximizing performance, with cost and size as secondary concerns. ARM, anticipating the growth in portable and embedded markets, has always focused on producing low-cost 32-bit RISC microprocessor cores that offer the higher performance that increasingly complex applications demand yet operate within the power constraints of portable devices. This emphasis on low power consumption and low chip and system cost has made ARM’s products suitable for a broad range of applications.

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

     ARM delivers its microprocessor technology in a number of ways. Most partners license implementations of ARM’s microprocessor cores, either in the form of a mask-level chip layout (called a hard core) or in the form of a hardware description language definition in Verilog (called a soft core or a synthesizable core). ARM also licenses its instruction set, cache, MMU, and system architecture to allow certain partners to develop their own implementations of ARM microprocessors. In all cases, the final design is subjected to rigorous validation testing to ensure correct operation and compliance with the ARM architecture definition.

     ARM Architecture. The foundation of the ARM family of processors is its efficient RISC instruction set. The design of the instruction set has two aims: high code density and easy instruction decoding. Older CISC processors use complex instructions to reduce the number of instructions necessary to code a program, resulting in high code density, but also in complex, power-hungry processor designs. RISC processors, on the other hand, use simple instruction sets but usually code less densely than CISC processors. Code compiled for ARM RISC processors, however – particularly when using the Thumb or Thumb-2 instruction sets – are generally as dense as code for 32-bit CISC processors, delivering the memory cost advantages of high code density, with the performance, power, and die size advantages of RISC processors.

     In addition to the original ARM RISC instruction set, ARM has developed a number of innovative technologies and architectural extensions, which have been incorporated into its products. ARM’s strategy is to define products incorporating additional features and instruction set enhancements appropriate to application needs, while maintaining a common general purpose RISC instruction set which provides code compatibility. Instruction set enhancements include the Thumb and Thumb-2 compressed instruction set for improved code density, the Vector Floating Point instruction set and the SIMD (Single Instruction Multiple Data) media instruction set in ARMv6. In 1999, ARM introduced fixed point DSP extensions in the ARMv5TE instruction set and, in 2000, ARM introduced the Jazelle architecture for Java application acceleration. The ARMv6 instruction set introduced in 2002 includes all of the previous instruction set enhancements and adds a sophisticated set of enhancements for acceleration of multimedia applications. ARM has also developed a set of sophisticated debug and trace technologies. The EmbeddedICE debug capability was introduced in 1994 to allow software debug of ARM processors when embedded within larger system-on-chip designs. In 1999, ARM introduced a new Real Time Trace capability, and enhanced EmbeddedICE-RT Real Time Debug capability, both aimed at easing the debug of Real Time systems. In 2005 ARM introduced the latest version of its V7 architecture and associated

Cortex product line, with products in three spaces application processors: the A series, Real Time Processors R series and microcontrollers M series (ARM series).

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

     Thumb-2. The Thumb-2 instruction is a second generation of the Thumb instruction set introduced in 2003. It is a blended 32-bit and 16-bit instruction set that gives the designer more performance than the Thumb instruction set but achieves similar code density. This instruction set is supported in the new ARM1156T2F-S, ARM1156T2-S and Cortex-M3 processor.

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

     DSP Extensions. ARM cores are frequently used with a separate DSP in markets where the integration of DSP functionality with microprocessor control functionality is critical such as: disk drives, DVD drives, modems, digital audio equipment, pagers and other communications products. Currently, most solutions use separate, incompatible development tool chains for the microprocessor and the DSP. In response to customer demand for DSP functionality with general purpose control capability in one integrated processor, and with a unified development environment, ARM has introduced the “E” extensions to the ARM9 family to provide enhanced performance in fixed point DSP applications. These extensions further enhance the multiply-accumulate capability, and add efficient support for saturating arithmetic. This gives a single combined micro-processor and signal processor engine, offering a simpler system design, lower cost, and improved time to market. The extensions are incorporated in the ARM9E-S, ARM10 and ARM11 families of processors.

     VFP. Vector Floating Point coprocessors have been developed for the ARM9, ARM10 and ARM11 families of processor. Capable of operating on single and double precision floating point values, combined with a small amount of software, it provides a complete support for the IEEE754 floating point standard.

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

     TrustZone. The TrustZone architectural extension has been developed to address the growing security concerns of the consumer and wireless markets. This feature adds a new secure mode to the ARM processors that allows a system developer to better separate secure and sensitive data from the OS and software applications. TrustZone architecture can also be used to add hardware security support into the rest of the system within an SoC. This technology is initially available on the ARM1176JZ-S and ARM1176JZF-S.

     IEM. Intelligent Energy Management (“IEM”) is technology that ARM and National Semiconductor Corporation (“National Semiconductor”) have been working on to enable ARM processors to better conserve battery energy. IEM allows a microprocessor to scale its performance and therefore energy consumption to the tasks it needs to perform. The IEM solution is made up of two main components, the IEM software that monitors and predicts a system’s performance requirements and the IEM controller that is able to take that prediction and set the SoCs voltage and frequency to achieve a given task. This technology is initially available on the ARM1176JZ-S and ARM1176JZF-S.

     NEON. The NEON technology is an extension developed to address the increasing media and digital signal processing requirements of future products. The NEON technology is able to efficiently process audio, video, signal processing and floating point algorithms and it will be implemented in selected members of the ARM Cortex family of processors. It has been designed to ensure that the engine is a good target for software compiler technology. Our aim is to reduce the time taken to develop the complex software algorithms.

The ARM Families

     ARM architecture processors offer a wide range of performance options in the ARM7 family, ARM9 family, ARM9E-S family, SecurCore family, StrongARM family, ARM10 family, ARM11 family, ARM Cortex family, Intel-based products and Marvell Feroceon processor core. The ability to match processing power to the application, called scalability, is an important consideration when designers select a microprocessor family. The ARM architecture gives systems designers a wide choice of processor cores at different performance/price points, yet all ARM microprocessors use substantially the same instruction set and are capable of running the same software. This protects the investments ARM’s customers make in software development, software tools and staff training. The ARM product roadmap offers customers a proven RISC architecture and intends to deliver innovative, powerful and cost-effective solutions to industry needs in future generations, while maintaining a high degree of compatibility.

     ARM offers a range of processor cores integrated with memory system solutions such as Cache Memories, Memory Protection Units, and Memory Management Units. Many ARM processor cores can be extended using the coprocessor interface and coprocessor instruction set space to add additional functionality, or by adding memory mapped peripherals.

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

     Secure Cores. In 1999, ARM began a project to design a family of cores (called SecurCore) specifically targeted to the security and smart card market. The first of these, called SC100, was launched in September 2000. The smart card market is a very high volume market, and has been identified by ARM as an important growth area for the Company over the next few years. In particular, smart card usage in the United States, Japan and Korea is expected to grow significantly in the next several years. SC110, SC200 and SC210 were added to the family in September 2001.

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

     ARM720T. The ARM720T features an 8K byte unified cache and MMU together with an AMBA-compliant AHB bus interface. It is delivered as a hard macrocell optimized to provide the best combination of performance, power and area characteristics.

     ARM922T. The ARM922T combines two 8K byte caches with a write buffer and MMU to provide a processor suitable for running operating systems such as EPOC32, WindowsCE and Linux. In addition it contains specific support for WindowsCE. The ARM920T is identical to the ARM922T but has 16K/16K caches.

     ARM966E-S. The ARM966E-S provides a high performance core-plus-memory integrated solution enabling high end performance with predictable real-time behavior, making it suitable for use in systems where a high performance core is needed but without the requirements for caches and memory management units. The ARM966E-S includes an integrated AMBA AHB bus interface.

     ARM946E-S. The ARM946E-S provides a complete high performance cached processor solution for embedded designs requiring simple memory configuration and protection similar to the ARM940T, but with the addition of DSP instruction set extensions, tightly-coupled memories, and delivery in a synthesizable format. It has separate instruction and data caches for reduced access time to both instructions and data, and also contains a write buffer, an integrated AMBA AHB bus interface, and a new protection unit designed specifically for embedded operations. The protection unit is designed for RTOS applications which require no address translation. It contains eight individually programmable instruction and data protection regions. Applications are expected to include advanced engine management, instrumentation, safety systems, and high-end printers.

     ARM926EJ-S. The ARM926EJ-S provides a complete high performance cached processor solution for embedded designs requiring complete virtual memory support and the ability to run operating systems such as WindowsCE, EPOC32 and Linux. It is similar to the ARM920T, but with the addition of DSP instruction set extensions, tightly-coupled memories, ARM Jazelle technology for Java acceleration, and delivery in a synthesizable format. It has separate instruction and data caches for reduced access time to both instructions and data, and also contains a write buffer, and dual AMBA AHB bus interface. Applications are expected to include advanced wireless communication devices, PDAs and internet appliances.

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

     ARM1022E. The ARM1022E combines two 16K byte caches with a write buffer, MMU and vector floating point unit to provide a processor suitable for running operating systems such as EPOC32. In addition it contains specific support for WindowsCE. The ARM1020E is identical to the ARM1022E but has 32K/32K caches.

     ARM1026EJ-S. The ARM1026EJ-S is a fully synthesizable design and provides configurable instruction and data caches and tightly-coupled memories, extensive internal use of 64-bit buses to improve performance without requiring instruction set changes, and configurable MMU or MPU for full compatibility with WindowsCE, EPOC32 and Linux. As with other soft ARM cores it uses standard compiled RAMs for the caches, making it highly process-portable and flexible.

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

     ARM1176JZ-S and ARM1176JZF-S. Also announced in October 2003 the ARM1176T2-S and the ARM1176T2F-S are the first microprocessors that contain the TrustZone architecture for security. These products have also been implemented to enable the ARM IEM technology. The ARM1176JZ-S and the ARM1176JZF-S are high performance applications processors aimed at the consumer and wireless markets. They are targeted to run at between 400 MHz and 500 MHz.

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

     In May 1998 Intel completed its acquisition of Digital Equipment Corporation’s semiconductor operations. At the same time ARM concluded an agreement with Intel, which took a license for the ARMv4 architecture enabling it to supply and develop the StrongARM range of products formerly marketed by Digital Equipment Corporation. ARM and Intel have subsequently concluded a further agreement licensing Intel the ARMv5TE architecture, which is implemented by ARM in the ARM9E-S and ARM10 families of products, and is being implemented by Intel in products based on the Xscale Microarchitecture. These products are suited for a wide range of applications including wireless, consumer and networking. Intel has since licensed the ARMv6 architecture which it may use to further develop its products.

     The ARM Cortex Family. This is a new family of processor cores all based on version 7 of the ARM Architecture. The family is split into three series: the A Series targeting applications processors running complex operating systems; the R Series targeting realtime deeply embedded markets and running Real Time Operating Systems (RTOSs); and the M Series addressing the needs of the low cost microcontroller markets. The first A Series and R Series products are yet to be announced.

     ARM Cortex-M3. The Cortex-M3 is the first member of the ARM Cortex family and the ARMv7 architecture. Announced at the end of 2003 the Cortex-M3 is a small processor core targeting the automotive and industrial control microcontroller market.

     OptimoDE. In July 2003 we acquired a company, since renamed ARM Belgium N.V., as part of our strategy to develop new revenue from embedded signal and data processing IP. The embedded signal processing market, driven by the demand for ever more sophisticated multimedia and networking communications equipment, continues to grow in significance and size. However, the demand can often no longer be efficiently served using conventional embedded signal processing approaches. ARM is developing the OptimoDE data engine architecture to address this opportunity.

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

On-Chip Fabric

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

     ARM is also developing and marketing a number of AMBA-compatible PrimeCell peripherals to shorten design time of high integration system-on-chips. These are compatible with the AMBA specification and are offered in a synthesizable form. ARM has extended the AMBA concept from the RTL/implementation domain into the SystemC/modeling domain with the announcement of a transfer level SystemC interface specification.

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

     ARM has licensed technology from Superscape Group plc (“Superscape”) to broaden our offering in the area of 3D technology for wireless services.

     ARM has licensed technology from National Semiconductor to implement an adaptive voltage scaling solution together with the ARM Intelligent Energy Manager.

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

     ARM consulting services also work alongside ARM Approved Design Centers, members of the ARM Approved Design Center Program to ensure customers have access to leading system-on-chip design outsourcing providers.

     Support, Maintenance and Training. ARM provides support and maintenance services under its license agreements to its semiconductor partners as well as ARM product related training. See “—License Agreements” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Service Revenues—Support and Maintenance”. In order to serve its partners better, ARM plans to expand the range of support, maintenance and training services currently offered and to extend the availability of such services from its overseas offices. See “Item 3. Key Information—Risk Factors—Our International Operations Expose Us to Risks” for a discussion of certain risks inherent in our international operations.

     Development Systems. The Development Systems business unit designs, manufactures and sells Electronic System Level Design (“ESL”) tools and software development tools that help ARM’s partners and customers to reduce their time to market. The RealView ESL tools are a suite of tools and models that allow the system designer to prototype a systems design based on ARM IP in a virtual world and examine the performance of the system prior to committing to a hardware design and before writing significant amounts of software. The system designer can evaluate different system configurations and benchmark the performance of software on the system design. The process of creating and evaluating the virtual prototypes increases the probability that the systems design will meet the required performance criteria and shorten the time to market by allowing software designers to write software and test it on a virtual prototype in advance of the prototype hardware being available.

     The RealView Software development tools are a suite of tools that allow software designers to develop software for an ARM based system. The focus of the RealView tools is to provide early support for new ARM architectures, to minimize code size and hence cost in the final system design and to improve the performance for ARM based systems. The software tools are complemented by hardware components that allow the software designer to connect to a real target system and control the system for the purposes of finding errors in the software. The RealView products also have tools that allow the real time execution of the system to be monitored to allow better visibility of the interaction of the hardware and the software. The RealView product range also contains standard virtual platforms of new ARM processor IP that enable software designers and system designers to work with new IP before the IP has been manufactured in silicon.

     The RealView Developer Suite enables the creation and the debugging of software. The RealView Developer Suite includes compilers, debuggers and instruction set simulators for software development and debug. The compiler provides support for the latest ARM architectures developed by the IP Division at the time that those ARM architectures are released to our lead partners. The compiler is aimed at providing support for the embedded market where performance and small code size are important.

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

     Embedded Software. As digital devices become more complex in response to consumer demand for higher performance devices, software plays an increasingly important role in the development of advanced digital devices. Through the development of optimized embedded software, ARM seeks to enable its customers to bring these devices to market faster and with enhanced performance and functionality. This enables ARM to gain design wins in new technology and at the same time to establish new revenue streams for software IP. ARM’s innovation in embedded software covers strategic technologies such as Java acceleration (Jazelle), security (TrustZone), intelligent energy management (IEM) and the partnership with Superscape in the development and promotion of the Swerve 3D graphics engine. In addition to internal development activities, ARM continues to invest in the ARM Connected Community program, which embraces more than 320 partners from across the technology spectrum and has resulted in ARM’s architecture being supported by the broadest range of operating systems (OS) in the market, including leading OS vendors such as Microsoft and Symbian. ARM’s embedded software, combined with that of our partners, enhances the full performance potential of ARM compute engines for advanced digital products.

     EDA Products and Services. ARM provides models, software and support services to EDA companies to facilitate the development of ARM based systems by systems companies using EDA tools from those companies.

ARM Partner Network

     Semiconductor Partners. ARM licenses its technology on a worldwide and non-exclusive basis to semiconductor partners that manufacture and sell ARM-based chip solutions to systems companies. At December 31, 2004, ARM’s technology has been licensed to 140 semiconductor companies, including many of the leading semiconductor companies worldwide. ARM serves this geographically diverse base from offices in the UK, P.R. China, France, Germany, Israel, Japan, South Korea, Taiwan, India and the United States.

     Tools and Development Partners. ARM enables its tools and development partners to design tools that help ARM’s semiconductor partners and customers design ARM based systems. ARM provides IP and support to these tools and development partners to give end customers of the ARM architecture the widest possible range of tools support.

     Design Partners. There are many design companies who develop ARM-based solutions for specific customer needs. Tasks for the system designers range from developing World Wide Web browser software for ARM-based platforms and interfacing ARM and Intel x86 processors to offering turnkey product design services. The Company has also introduced the ARM Technology Access Program whereby design houses, which pass our strict qualification process, are able to access ARM technologies to enable them to undertake ARM-based designs for third parties. There are currently over 40 ARM Approved Design Center Program partners in the program.

License Agreements

     ARM is the owner of intellectual property in the field of microprocessor architecture and implementation, data engine architecture and tools for embedded signal processing, system platforms, peripherals, system software and electronic system level design, software development and debug tools. ARM creates innovative technology which incorporates such intellectual property. ARM grants licenses to such technology to semiconductor manufacturers, original equipment manufacturers and ASIC design houses to enable such licensees to design, manufacture and distribute silicon chips which combine such technology with licensees’ own differentiating proprietary technology. The licenses are granted under written agreements which contain contractual terms and conditions to protect the technology and the intellectual property embodied therein and to limit ARM’s liability in respect of licensees’ use of the technology. There are a number of different forms of license offered by ARM which are structured to address different licensee requirements and different intellectual property protection issues. In all forms of license ARM strictly controls the modification rights which it grants to its technology and to protect the integrity of the ARM architecture, mandates that the technology is verified by reference to ARM specified tests prior to distribution in licensee products.

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

     License Programs. ARM’s licenses generally fall under three broad programs: Architecture, Implementation and Foundry. The Architecture License Program is associated with Architecture Licenses. The Implementation License Program encompasses the Implementation License, the Term License, the Per-Use License and the Subscription License. The Foundry License Program is made up of Foundry Licenses and Single Use Design Licenses. Each of these licenses is described below.

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

     The Per-Use License has the same objectives as the Implementation License. The difference is in the design rights, as these are granted for design of one ARM-based end product.

     The Subscription License allows a partner access to a selected set of ARM products, including unspecified future products, over a defined time period for a set annual fee. Design rights are granted for the subscription period and manufacturing rights are perpetual for ARM-based products designed during that period.

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

     The Company believes that the ARM architecture is the leading independent microprocessor technology openly licensed to other companies and that the broad presence afforded to the Company through its established worldwide network of partners gives it an advantage over other companies which license microprocessor related technology. The Company believes that its products offer high performance at competitive prices, and compete favorably in the embedded market by providing an open compatible architecture that is scalable from high performance multimedia applications to small battery operated devices. However, there can be no assurance that the Company will be successful in the face of increasing competition from new technologies or products introduced by existing competitors and by new companies entering the market. See “Item 3. Key Information—Risk Factors—Competition–We May Not Be Able to Compete Successfully in the Future” and “Item 3. Key Information—Risk Factors—Our Architecture May Not Continue to Be Accepted by the Market.”

Patent and Intellectual Property Protection

     The Company has an active program to protect its proprietary technology through the filing of patents. The Company currently holds 148 US patents on various aspects of its technology, and 399 non-US patents with expiration dates ranging from 2012 to 2023. In addition, the Company has 307 patent applications pending in the United States and an additional 555 patent applications pending in the United Kingdom and various other jurisdictions. The Company’s US patents do not prevent the manufacture or sale of ARM-based products outside of the United States. There can be no assurance that the Company’s pending patent applications or any future patent applications will be approved or will not be challenged successfully by third parties, that any issued patents will protect the Company’s technology or will not be challenged by third parties, or that the patents of others will not have an adverse effect on the Company’s ability to do business. Furthermore, there can be no assurance that others will not independently develop similar or competing technology or design around any patents that have been or may be issued to the Company.

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

     In any potential dispute involving the Company’s patents or other intellectual property, the Company’s licensees could also become the target of litigation. The Company is generally bound to indemnify licensees under the terms of its license agreements. Although ARM’s indemnification obligations are generally subject to a maximum amount, such obligations could nevertheless result in substantial expenses to the Company. In addition to the time and expense required for the Company to indemnify its licensees, a licensee’s development, marketing and sales of ARM architecture based products could be severely disrupted or shut down as a result of litigation, which in turn could have a material adverse effect on the Company’s business, financial condition and results of operations. See “Item 3. Key Information—Risk Factors—We May Be Unable to Protect and Enforce Our Proprietary Rights and We May Have to Defend Ourselves Against Third Parties Who Claim That We Have Infringed Their Proprietary Rights”.

Marketing and Distribution

     In order to speed global acceptance of ARM technology, ARM seeks partners with diverse geographic locations and a broad base of systems company relationships. The Company markets its architecture and technology directly to its semiconductor partners and other customers from its offices in Cambridge, Maidenhead, Sheffield and Blackburn in the United Kingdom and also from offices in Japan, South Korea, France, Germany, Taiwan, P.R. China, Israel, Belgium, India, Singapore, and in California, Texas, Massachusetts, North Carolina, New Hampshire and Michigan in the United States. The Company’s architecture and technology are marketed on the basis of a number of factors including high performance/low power and price/performance, rapid time-to-market and the availability of third party support. ARM also capitalizes on the extensive marketing and distribution networks of its semiconductor partners who market and distribute ARM core-based products directly to systems companies. As part of the Company’s strategy to increase ARM’s visibility, the Company’s license agreements generally require its partners to display an ARM logo on the ARM core-based products that they distribute. The Company believes that to the extent ARM technology becomes more widely accepted, the ARM “brand” will become increasingly important to potential partners and will drive the Company’s expansion into related software, development tools and system design. ARM believes that the availability of its marketing, sales and support services to all of its partners worldwide is critical to the success of the ARM architecture.

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

     As of December 31, 2004, ARM had 739 full-time research and development staff located at offices in Cambridge, Maidenhead, Sheffield and Blackburn in the United Kingdom, Sophia Antipolis, France, Leuven, Belgium, Austin, Texas and Sunnyvale and San Diego, California. In 2002, 2003 and 2004, research and development expenses were approximately £47.3 million, £48.1 million and £50.1 million, respectively. ARM is currently involved in research projects with the University of Michigan in Ann Arbor, USA. A number of different areas are under investigation, including computer architecture, low-power design and novel advances in microprocessor design to cope with the uncertainty and variability of VDSM geometries. The Company has acquired key patents from the university due to this collaboration. The Company expects to continue to invest substantial funds on research and development activities.

Acquisitions

Artisan Components, Inc. (now ARM Physical IP, Inc.)

     In December 2004, ARM acquired the entire share capital of Artisan Components, Inc. (“Artisan”), a leading provider of physical IP components for the design and manufacture of complex SoC integrated circuits (ICs). The acquisition, which was announced on August 23, 2004, was completed on December 23, 2004.

     The total consideration paid was $926.9 million (£481.7 million), comprising cash of $235.4 million (£122.3 million), 324,399,411 ordinary shares in the Company with a fair value of $524.2 million (£272.4 million), approximately 90.4 million share options issued to existing Artisan employees with fair value of $151.9 million (£79.0 million) and related direct acquisition fees of $15.4 million (£8.0 million) including legal, valuation and accounting fees.

     For the most recent fiscal year ended September 30, 2004, Artisan had revenues and profits after taxes of $88.5 million and $19.2 million, respectively, under US GAAP and had net asset value of $216.1 million, of which $153.7 million was cash, cash equivalents and marketable securities.

      Management believes that the acquisition represents an excellent strategic combination by:

  Enabling the combined company to deliver one of the industry's broadest portfolios of system-on-chip (SoC) intellectual property (IP) to their extensive, combined customer base;

  Better positioning the combined company to take advantage of growth opportunities across multiple industries as system design complexity increases in the sub-micron age;

  Combining highly complementary sales channels, aligning ARM’s channel to 140 silicon manufacturers with Artisan’s channel to more than 2,000 companies; and

  Strengthening the links between key aspects of SoC development, enabling the combined company to deliver solutions that are further optimized for power and performance.

     ARM has relationships with 140 silicon manufacturers and with all of the leading Electronic Design Automation (EDA) companies; Artisan offers a preeminent portfolio of microprocessor, data engine and peripheral IP as well as software and development tools. Building on complementary capabilities, ARM expects that the combined company will deliver one of the broadest ranges of SoC IP solutions to the IC design community. The combined expertise of both companies in implementing complex systems in silicon will result in highly optimized solutions for low-power and high-performance designs.

     The integration of Artisan and ARM is progressing to plan, with dollar revenues in the first quarter of 2005 up on the aggregate ARM and Artisan revenues in the first quarter of 2004. Management believes that the Company is well placed to capitalize on the opportunities that the combination of ARM and Artisan brings and is encouraged that the first quarter of 2005 has seen the first instances of existing ARM licensees taking Artisan’s physical IP.

      The Artisan Business

     Artisan is a leading provider of physical intellectual property components for the design and manufacture of integrated circuits, including those known as system-on-a-chip integrated circuits. Artisan’s products include embedded memory, standard cell, input/output components and analog and mixed-signal products, which are designed to achieve the best combination of performance, density, power and yield for a given manufacturing process. Artisan’s intellectual property components are pre-tested by producing them in silicon to ensure that they perform to specification. This enables designers to reduce the risk of design failure and gain valuable time to market. Artisan licenses its products to customers for the design and manufacture of integrated circuits used in complex, high volume applications such as portable computing devices, communication systems, cellular phones, consumer multimedia products, automotive electronics, personal computers and workstations.

     Artisan derives a substantial majority of its revenue from integrated circuit manufacturers who pay license fees and royalties to Artisan to use its intellectual property components in the products they manufacture. These integrated circuit manufacturing customers work with integrated circuit designers who incorporate Artisan’s intellectual property components in their designs. Artisan’s customers include the following:

  foundries, which are independent manufacturing facilities;

  integrated circuit companies that design and manufacture their own integrated circuit products;

  system manufacturers which are integrated circuit companies that design and manufacture integrated circuits for use in their electronic products;

  integrated circuit companies that manufacture products for their customers; and

  fabless integrated circuit companies, which do not have their own manufacturing facilities, but use Artisan’s intellectual property components in their integrated circuit designs.

     Integrated circuit designers use Artisan’s intellectual property components to help ensure that integrated circuits will work to specification before they are manufactured. These integrated circuit designers are customers of Artisan’s integrated circuit manufacturing customers. Artisan serves as an interface layer between integrated circuit designers and manufacturers. This manufacturing process interface layer is important since every integrated circuit design must be mapped into a given manufacturing process to achieve specified performance and desired yield. The use of Artisan’s intellectual property components by integrated circuit designers encourages integrated circuit manufacturers to license Artisan’s intellectual property components.

     Artisan has licensed its intellectual property components to over 2,000 companies involved in integrated circuit design. Artisan makes the core set of its products available to licensed integrated circuit designers at no charge upon receipt of the IP. However, the foundries, where their designs are manufactured, have paid a license fee, and will pay royalties to Artisan when the silicon containing Artisan IP is shipped. Artisan also provides customized intellectual property components and services to its licensed customers on a separate fee basis.

     Artisan licenses its intellectual property components on a nonexclusive, worldwide basis to major integrated circuit manufacturers and integrated circuit design teams that are customers of such manufacturers. Artisan charges manufacturers a license fee that gives them the right to manufacture integrated circuits containing intellectual property components Artisan has developed for their manufacturing process. With limited exceptions, manufacturers also agree to pay Artisan royalties based on the selling prices of integrated circuits or wafers that contain Artisan’s intellectual property components. Generally, Artisan credits a portion of the royalty payments received from the manufacturer to the manufacturer’s account to be applied against license fees for any future orders placed with Artisan within a certain time period, if any, payable by the manufacturer. The portion of the royalty payment that is credited to a manufacturer’s account to be applied against future license fees, if any, is based on negotiations at the time the license arrangement is signed.

     Artisan was incorporated in California in April 1991 as VLSI Libraries Incorporated, changed its name to Artisan Components, Inc. in March 1997 and reincorporated in Delaware in January 1998. Its trademarks include Artisan, Process-Perfect, SAGE and the Artisan logo. In January 2005 the Artisan business was renamed ARM Physical IP, Inc.

      Artisan Solution

     Artisan’s intellectual property components are developed and delivered using a proprietary methodology that includes a set of commercial and proprietary electronic design automation tools and design expertise. This methodology enables Artisan to automate its production process and deliver high quality intellectual property components in a short period of time. These components and Artisan’s methodology are its core technology. Artisan’s intellectual property components are designed to optimize the combination of performance, density, power and yield for a given manufacturing process. Artisan’s intellectual property components offer customers the benefits described below.

     Significant time to market advantages. Artisan enables integrated circuit design companies to reduce the time required to bring new integrated circuits to market by eliminating customers’ need to design intellectual property components and prove them in silicon and delivering intellectual property components that are highly compatible with industry-standard integrated circuit design tools.

     Long-term product development commitment. Artisan’s ability to adapt, customize and build on its core technology for use in new processes and designs provides each integrated circuit design customer with a ready source of reliable intellectual property components for future processes and designs. This enables integrated circuit designers to standardize on Artisan’s intellectual property components, accelerate their product development and focus internal engineering resources on their core competencies.

     Cost effective solutions. As integrated circuit manufacturing process geometries shrink and the complexity of integrated circuit designs increases, the cost to design system-on-a-chip integrated circuits increases significantly. By providing reliable intellectual property components with significant time to market benefits, Artisan enables customers to reduce design costs, minimize integration costs and optimize manufacturing yield. Moreover, by using Artisan’s intellectual property components, integrated circuit companies avoid the cost of recruiting and training and employing a significant group of engineers dedicated to intellectual property component design.

      Artisan Products

     Artisan’s current family of intellectual property components includes embedded memory, standard cell, input/output components and analog and mixed-signal products. Together these components constitute a substantial majority of the silicon area on a typical system-on-a-chip integrated circuit and have a substantial impact on the overall performance of the integrated circuit. Generally, Artisan’s license contracts involve multiple products. Throughout the production cycle, integrated circuit manufacturers may request Artisan’s support for derivative processes that result in additional license revenue.

     Artisan’s intellectual property components are developed and delivered using a proprietary methodology called “Process-Perfect™” that includes a set of commercial and proprietary electronic design automation tools and techniques. This methodology ensures that Artisan’s intellectual property components are designed to achieve the best combination of performance, density, power and yield for a given manufacturing process. Artisan’s portfolio of products combined with the Process-Perfect methodology allows Artisan to satisfy its integrated circuit manufacturing customers’ timing and quality requirements in a cost effective manner. Artisan’s intellectual property components are easily integrated into a variety of customer design methodologies and support industry standard integrated circuit design tools, including those from electronic design automation tool vendors such as Cadence, Mentor Graphics Corporation and Synopsys, as well as customers’ proprietary integrated circuit design tools. To support these various integrated circuit design tool environments, each of Artisan’s products includes a comprehensive set of verified tool models.

     Memory products. Artisan’s embedded memory components include random access memories, read only memories and register files. Artisan’s high-speed, high-density and low-power components include single- and dual-port random access memories, read only memories, and single-, two- and three-port register files. Artisan’s embedded memory components are configurable and vary in size to meet the customer’s specification. For example, Artisan’s memory components will support sizes from 2 to 128 bits wide and from 8 to 16,384 words. All of Artisan’s memory components include features such as a power down mode, low voltage data retention and fully static operation. In addition, Artisan’s memory components may include built-in test interfaces that support popular test methodologies. Artisan offers an additional feature for its memory components, known as Flex-Repair™ that includes redundant storage elements which may help increase the manufacturing yield of integrated circuit designs containing large memories.

  High-speed memory family. Artisan’s high-speed memory components are designed to achieve speeds in excess of 1 GHz for 90nm manufacturing processes. Artisan achieves the high performance of its memory components through a combination of proprietary design innovations that include latch-based sense amplifiers, high-speed row select technology, precise core cell balancing and rapid recovery bitlines.

  High-density memory family. Artisan’s high-density memory components are designed for applications where achieving the lowest possible manufacturing cost is critical. These are typically consumer applications with high manufacturing volumes. To achieve the lowest possible manufacturing cost for these products, Artisan utilizes proprietary circuit and layout techniques to reduce the overall area of the memories. In addition, Artisan uses specific design and analysis techniques to enhance production yield.

  Low-power memory family. Artisan’s low-power memory components are designed to prolong battery life when used in battery-powered electronic systems. These intellectual property components achieve low power through a combination of proprietary design innovations that include latch-based sense amplifiers, a power efficient banked memory architecture, precise core cell balancing and unique address decoder and driver circuitry.

     Standard cell products. Standard cells map the logic functions of a design to the physical functions of the design, an essential function for all integrated circuits. Artisan’s SAGE-X™ standard cell products include between 475-650 cells optimized for each customer’s preferred manufacturing process and integrated circuit design tool environment that result in greater density as compared to competitive standard cell components. Artisan offers standard cell components that are optimized for high performance, high density or low power to meet the needs of different markets.

     Input/output products. Artisan’s input/output components include over 600 standard input/output functions. Artisan also offers a wide variety of specialized input/output components that are compatible with industry standard PCI, GTL, AGP, USB, SSTL2 and LVDS interfaces. In addition, Artisan offers input/output components for many additional industry standard interfaces. Every input/output component utilizes each integrated circuit manufacturer’s proprietary manufacturing process rules, pad pitch and electrostatic discharge requirements, resulting in superior performance, reliability and manufacturability.

     Analog products. Analog components are important elements in today’s system-on-a-chip designs because such designs often require, as part of their application, the ability to take real world inputs, such as sound and images, and process them in a digital format. Artisan offers a wide variety of analog components from analog timing functions to converter products. An example of Artisan’s analog component offerings is its phase locked loops, which can be used in a variety of communications, consumer, computing and graphics applications.

     Mixed-signal products. Mixed-signal products are used to process analog signals digitally. Artisan’s mixed-signal product offering includes its serializer/de-serializers, which are used for high-speed switching; its PCI-Express™ PHY, which is used for high-speed bus interfaces, and its DDRI/DDRII/GDDRIII Interface, which is used for high-speed memory interfacing.

      Customers

     Artisan licenses its intellectual property components on a nonexclusive, worldwide basis to major integrated circuit manufacturers. Artisan charges manufacturers a license fee that gives them the right to manufacture integrated circuits containing intellectual property components Artisan has developed for their manufacturing processes. Many of the world’s leading integrated circuit manufacturers are among Artisan’s customers, including 1st Silicon (Malaysia) Sdn. Bhd., 3Dlabs, Inc., Advanced Micro Devices Corporation, Chartered Semiconductor Manufacturing Ltd. (“Chartered”), Dongbu Electronics Co., Ltd., International Business Machines Corporation (“IBM”), Infineon Technologies AG, Jazz Semiconductor, Inc., Kawasaki Motors Ltd., National Semiconductor, Shanghai Hua Hong NEC Electronics Company, NVIDIA Corporation, Sharp Electronics Corporation, Silterra Malaysia Sdn. Bhd., Semiconductor Manufacturing International Corporation, Sony Corporation, Semiconductor Technology Academic Research Center, Tower Semiconductor Ltd., TSMC, and United Microelectronics Corporation (“UMC”).

     To date, Artisan has generally licensed its analog and mixed-signal components directly to integrated circuit designers. This relationship has provided Artisan with a more in-depth understanding of end user’s business needs. Over the course of such relationships, Artisan has had the opportunity to review end user design requirements earlier in the design cycle, which may help Artisan deliver optimized intellectual property components to market sooner. Artisan markets its analog and mixed-signal offerings to semiconductor manufacturers for purposes of distributing such products to designers who agree to manufacture their designs at the foundry for which such components were developed.

     Artisan has been dependent on a relatively small number of integrated circuit manufacturing customers for a substantial portion of its annual revenue, although the integrated circuit manufacturers comprising this group have changed from time to time. In fiscal 2004, TSMC accounted for 26% of Artisan’s total revenue and UMC accounted for 19% of its total revenue. In fiscal 2003, IBM accounted for 18% of Artisan’s total revenue, TSMC accounted for 17% of its total revenue and Chartered accounted for 10% of its total revenue. We anticipate that Artisan’s revenues will continue to depend on a limited number of major integrated circuit manufacturing customers in the near future, but such dependency will reduce over time.

      Competition

     Artisan faces significant competition from the internal design groups of integrated circuit manufacturers that have expanded their manufacturing capabilities and portfolio of intellectual property components to participate in the system-on-a-chip market. Artisan also faces competition from integrated circuit designers that have expanded their internal design capabilities and portfolio of intellectual property components to meet their internal design needs. Integrated circuit manufacturers and designers that license Artisan’s intellectual property components have historically had their own internal intellectual property component design groups. These design groups continue to compete with Artisan for access to the integrated circuit manufacturer’s or designer’s intellectual property component requisitions and, in some cases, compete with Artisan to supply intellectual property components to third parties. Intellectual property components developed by internal design groups of integrated circuit manufacturers are designed to utilize the qualities of their own manufacturing process, and may therefore benefit from capacity, informational, cost and technical advantages.

     The intellectual property components developed by TSMC, one of Artisan’s largest integrated circuit manufacturing customers, have competed and are expected to continue to compete with Artisan’s products. We believe that TSMC is more aggressively developing and distributing these products to encourage its customers to use TSMC-developed IP rather than products containing ARM IP. If TSMC is successful in this strategy, then ARM would lose TSMC license revenue and TSMC royalties, negatively affecting operating results.

Axys Design Automation, Inc.

     On August 16, 2004, ARM purchased the entire share capital of Axys Design Automation, Inc. (“Axys”), a provider of fast, accurate, integrated, processor and system modeling and simulation solutions, for a total consideration of $12.5 million (£6.9 million), comprising $11.6 million cash consideration and $0.9 million of related acquisition expenses. The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their estimated fair values on the acquisition date. A further $3 million is potentially payable subject to the achievement of various post-acquisition financial milestones and will be accrued when payable.

     The acquisition adds electronic system level expertise to ARM’s design tools portfolio. Axys’ ESL products reduce overall system costs by allowing designs to be modeled early in the development cycle (pre-silicon), decreasing time-to-market and minimizing design errors. With this acquisition, ARM will expand its existing RealView® design tools portfolio and further enable its Silicon and Systems Partners to reliably and efficiently develop advanced digital products. Axys, a 26-person company, is headquartered in Irvine, California, with a design center in Aachen, Germany, and has assets valued at $1.9 million.

ORGANIZATIONAL STRUCTURE

     ARM Holdings plc is the holding company for a number of subsidiaries. The following is a list of our significant subsidiaries at December 31, 2004. Unless stated otherwise, each subsidiary is wholly owned by us.

Company	Jurisdiction of Incorporation

ARM, Inc.	United States
Axys Design Automation, Inc.	United States
Axys Germany GmbH	Germany
ARM Embedded Technologies Pvt. Ltd.	India
ARM KK	Japan
ARM Korea Limited	South Korea
ARM Limited	England and Wales
ARM Physical IP, Inc.	United States
ARM QUEST Trustees Limited	England and Wales
ARM Taiwan Limited (99.9% owned)	Taiwan
Advanced RISC Machines Limited	England and Wales
Allant Software Corporation	United States
ARM France SAS	France
ARM Consulting (Shanghai) Co. Ltd.	P.R. China

Company	Jurisdiction of Incorporation

ARM Belgium N.V.	Belgium
ARM Physical IP International Limited	Republic of Ireland
ARM Physical IP San Diego Operations, Inc.	United States
ARM Physical IP International Delaware LLC	United States
ARM Physical IP Asia Pacific Pte Ltd.	Singapore

PROPERTIES

     The Company leases land and buildings for its executive offices, engineering, marketing, administrative and support operations and design centers. The following table summarizes certain information with respect to the principal facilities leased by the Company:

		Lease Term and	Approximate Area
Location	Freehold/Leasehold	Commencement Date	(square feet)	Principal Use

Cambridge, UK	Leasehold	20 years	45,000	Executive offices and
(110 Fulbourn Road)		September 20, 1999		engineering, marketing
				and administrative operations

Cambridge, UK	Leasehold	20 years	13,000	Executive offices and
(90 Fulbourn Road)		December 25, 1993		engineering, marketing
				and administrativeoperations

Cambridge, UK	Leasehold	20 years	35,000	Executive offices and
(130 Fulbourn Road)		March 25, 2002		engineering, marketing
				and administrative operations

Maidenhead, UK	Leasehold	25 years	17,125	Design center
		July 28, 1998

Austin, Texas, USA	Leasehold	9 years	17,000	Design center, marketing
		June 1, 1997		and support operations

Sunnyvale, California,	Leasehold	7 years	54,489	Executive offices and
USA		September 1, 2001		engineering, marketing
				and administrative operations

San Diego, California,	Leasehold	5 years	35,290	Executive offices and
USA		May 1, 2001		engineering, marketing
				and administrative operations

Bangalore, India	Leasehold	3 years	24,750	Design center
		May 26, 2003

     In addition, the Company leases offices in Blackburn and Sheffield, England, Leuven, Belgium and Irvine, California, USA that are used for engineering and administrative purposes as well as in Tokyo, Japan, Taipei, Taiwan and Seoul, South Korea which are used for marketing and support operations, and Company personnel based in Northborough, Massachusetts, USA, Michigan, USA, Salem, New Hampshire, USA, Cary, North Carolina, USA, San Diego and Walnut Creek, California, USA, Shanghai and Beijing, P.R. China, Munich and Aachen, Germany, Paris and Sophia Antipolis, France, Singapore and Tel Aviv, Israel have office space available to them.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

     The following discussion should be read in conjunction with the consolidated financial statements of ARM Holdings plc and notes thereto included elsewhere in this document which have been prepared in accordance with US GAAP and with the discussion of certain risk factors set forth under “Item 3. Key Information—Risk Factors” that might materially affect the Company’s operating results and financial condition. The consolidated statements of income and cash flow for the year ended December 31, 2004 are not materially affected by the revenues, expenses and cash flows of the Artisan business acquired.

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

Revenues

     The Company’s revenues are classified as either “Product Revenues”, consisting of license fees, development systems sales and royalties, or “Service Revenues”, consisting of design consulting services and support and maintenance fees. The most significant component of ARM’s total revenues is license fee income which accounted for approximately 39%, 40% and 55% of total revenues in 2004, 2003 and 2002 respectively.

     The Company believes that license fees will continue to trend down over time as a percentage of total revenues as royalties increase and as demand for ARM’s development systems, design consulting and support and maintenance services grows. These products and services complement ARM’s basic licenses by supporting ARM’s traditional semiconductor partners in their efforts to reduce time to market. In addition, they provide ARM with a way to support systems companies who purchase finished ARM products from semiconductor companies as well as certain software vendors whose software runs on ARM microprocessors. Growth in these complementary products and services will depend on continued success in demonstrating to semiconductor companies, systems companies and software vendors the enhanced implementation possibilities which such products and services provide for ARM-based products and, more generally, on continued market acceptance of the ARM architecture. Growth in these complementary products and services will also depend on whether the Company can devote sufficient engineering staff to support growth in services, especially consulting. Revenues from development systems, design consulting and support and maintenance services was 22%, 26% and 27% of total revenues in 2004, 2003 and 2002, respectively.

     Revenues from royalties accounted for approximately 39%, 34% and 18% of total revenues in 2004, 2003 and 2002 respectively. The Company believes royalty revenue will continue to contribute a significant portion of total revenue going forward as the total number of partners and licenses increase.

     As of December 31, 2004, the Company had 140 semiconductor licensees who in turn provide access to many other customers worldwide.

Product Revenues

     License Fees. Each license is designed to meet the specific requirements of the particular customer and can vary from rights to embed ARM technology into a customer’s own application specific product to the complete design of a “system-on-chip”. See “Item 4. Information on the Company—Business Overview—License Agreements”. Over the term of a license, contractual payments can range from hundreds of thousands of dollars to several millions of dollars. The intellectual property licensed by the Company consists of software and related documentation which enable a customer to design and manufacture microprocessors and related technology and software. Each license is generally not time limited in its application. In general, the time between the signing of a license and final customer acceptance is between nine and

15 months with most time allocated to the period between delivery and acceptance of the technology. Delivery generally occurs within a short time period after signing of a license. The licensee obtains license rights to the intellectual property at the time of signing. In addition, the licensee obtains ownership of the licensed rights to the in-process customization as well as the completed customization. License fees are invoiced according to an agreed schedule. Typically the first invoice is on signing of the contract, the second is on delivery of the customized intellectual property (being the intellectual property and other technical information relating to the product licensed) and the third is on acceptance of the technology by the licensee. No upgrades or modifications to the licensed intellectual property are provided. Following licensee acceptance, the Company has no further obligations under the license agreement.

     In addition to the license fees, contracts generally contain an agreement to provide post-contract support (support, maintenance and training) which consists of an identified customer contact at the Company and telephonic or e-mail support. Fees for post-contract support which take place after customer acceptance are specified in the contract. Revenues from post-contract support are shown within Service Revenues and are discussed further below under “—Service Revenues—Support and Maintenance”.

     Development Systems. Revenues from sales of development boards and toolkits have grown steadily with demand from licensees, systems companies and certain software vendors whose software runs on ARM microprocessors.

     Royalties. Royalties are either set as a percentage of the licensee’s net sale price per chip or, less frequently, as a fixed amount per chip. In both cases, royalty rates decline as the total volume of ARM-compliant products shipped increases as the licensee moves through the volume-related price breaks. Royalty payment schedules in individual contracts vary depending on the nature of the license and the degree of market acceptance of ARM architecture prevailing at the contract date. Furthermore, average royalty rates in any period vary depending upon what stage the various licensees have reached in their royalty breaks per core. Royalties are payable by licensees when they have manufactured and sold the resulting ARM-compliant microprocessors and peripherals to systems companies. The license contracts provide for reports to be issued to ARM with details of such sales and, in certain cases, with forecasts of sales for periods in the near future.

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

Service Revenues

     Consulting. Consulting activities support the overall design win process and generates intellectual property for relicensing. Licensees of ARM technology frequently request consulting assistance for systems level design in order to enable them to launch their products more quickly.

     Support and Maintenance. ARM generally requires its licensees to pay an annual fee for support and maintenance for a minimum of two years. The fair value of this post-contract support (“PCS”) is determined by reference to the consideration the customer is required to pay when it is sold separately, and the PCS portion is recognized ratably over the term of the PCS arrangement. ARM considers the fair value of contractual renewal rates or the rates actually achieved on renewal of licenses of the same or similar technology to provide vendor specific objective evidence (“VSOE”) of the fair value of such arrangements, meeting the criterion in paragraph 10 of SOP 97-2 “Software revenue recognition” relating to the separate sale of such elements. We therefore believe that we are able to demonstrate VSOE of the PCS arrangements which are bundled with initial license agreements. In a small number of cases, customers may decline to renew the PCS package which they were entitled to as part of the initial multiple element arrangement, but may, instead, opt for a different level of support in future years. Such arrangements are negotiated in the normal course of business. We do not consider that subsequently renegotiated support arrangements are equivalent to the PCS packages initially offered as part of the initial multiple element arrangement and do not, therefore, take such sales into account in determining the VSOE of support and maintenance services.

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

     ARM will seek to extend its range of semiconductor IP to address more functions required within advanced system-on-chip devices. ARM already offers the AMBA on chip bus, PrimeCell peripherals, and PrimeXsys platforms which provide an infrastructure of IP around the CPU core. Through the addition of further value added IP, ARM will expand choice and flexibility for its partners. This will involve the business incurring costs without any guarantee that the resulting products will generate sufficient revenue to justify the initial investment.

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

     The Company has formed strategic relationships with a number of companies including Imagination Technologies and Superscape. The Company can license products originally created by Imagination Technologies and Superscape to its partners, and a share of the resulting revenue is payable to the originator of the technology. This revenue share is accounted for within costs of revenues.

     Service Costs. Service costs include the costs of support and maintenance services to licensees of the technology as well as the costs directly attributable to consulting work performed for third parties.

Critical Accounting Policies and Estimates

     Our significant accounting policies are described in Note 1 to the Consolidated Financial Statements. We believe our most critical accounting policies include revenue recognition and cost estimation on certain contracts for which we use a percentage of completion method of accounting, impairment of purchased goodwill and intangible assets and loss provisions.

     The impact and any associated risks related to these policies on our business operations is discussed throughout “Item 5. Operating and Financial Review and Prospects” where such policies affect our reported and expected financial results. Note that our preparation of the financial statements included in this annual report on Form 20-F requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

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

     Because agreements including rights to unspecified products are accounted for using subscription accounting, revenue from the arrangement is recognized over the term of the agreement, or is based on an estimate of the economic life of the products offered, beginning with the delivery of the first product.

     A number of our agreements involve multiple elements which do not require “significant production, modification or customization”. These arrangements range from one product with the associated PCS, to many products with the related PCS obligations. All our standard license agreements contain explicit rights to PCS, which is separately priced in the contract. In these instances, the total fees from the arrangement are allocated among the elements based on vendor-specific objective evidence (“VSOE”) of fair value, in conformity with paragraph 10 of SOP97-2. Typically, the only element in a multiple element arrangement for which we consider that we have VSOE of fair value under SOP97-2 are those related to PCS arrangements. Thus, where an undelivered element other than support and maintenance is included within a contractual arrangement, no revenue is recognized under that arrangement until all elements other than PCS have been delivered.

     Revenue earned from PCS, including maintenance and training, is determined based on the Company’s price list when sold separately. The price list is established and regularly reviewed by management. Revenue for PCS is recognized on a straight-line basis over the period for which support is contractually agreed.

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

     Revenue from sales of development boards and software toolkits are recognized when the related goods are delivered and collectability is probable.

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

Purchased Goodwill and Intangible Assets

     Goodwill, being the difference between the fair value of the consideration and the fair value of the assets, including any intangible assets identified, and liabilities assumed, arises on the acquisition of businesses. Until the adoption of SFAS 142, goodwill was amortized on a straight line basis over periods of up to three years, determined in each case by reference to employee turnover rates and the individual technology acquired with the acquisitions. In accordance with SFAS 142, goodwill is no longer amortized and is instead tested for impairment at least annually.

     Identifiable intangible assets acquired as part of a business combination are capitalized and amortized over a prudent estimate of the time that the Company is expected to benefit from them, with the exception of in-process research and development, which is written-off immediately. This is currently over periods of between one and six years.

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

     The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent with the application of our intangible and tangible fixed asset accounting policies affect the amounts reported in our financial statements, especially our estimates of the expected useful economic lives and the carrying values of those assets. If our business conditions were different, or if we used different assumptions, including discount rate assumptions, in the application of this and other accounting policies, it is likely that materially different amounts would be reported in our financial statements.

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

Results of Operations

     Total revenues for the twelve months ended December 31, 2004 amounted to £152.9 million, an increase of 19% from total revenues of £128.1 million in the twelve months ended December 31, 2003. The US dollar to sterling average exchange rate in 2004 was $1.83 compared to $1.64 in 2003, which had the effect of reducing total reported revenues by approximately £13.2 million reflecting the fact that over 90% of our revenues are denominated in dollars.

     The following table sets forth, for the periods indicated, the percentage of total revenues represented by certain items reflected in the Company’s consolidated statements of operations.

	Year ended December 31,

	2002	2003	2004

Revenues
Product revenues	88.1%	88.2%	90.7%
Service revenues	11.9%	11.8%	9.3%

Total revenues	100.0%	100.0%	100.0%

Cost of revenues
Product costs	4.3%	4.8%	4.4%
Service costs	4.4%	3.8%	3.3%

Total cost of revenues	8.7%	8.6%	7.7%

Gross profit	91.3%	91.4%	92.3%

Operating expenses
Research and development	31.3%	37.6%	32.8%
Sales and marketing	16.4%	17.9%	15.7%
General and administration	14.9%	22.4%	20.4%
In-process research and development	–	–	2.4%
Amortization of intangibles purchased through business combination	–	–	0.4%
Restructuring costs	1.3%	–	–

Total operating expenses	63.9%	77.9%	71.7%

Income from operations	27.4%	13.5%	20.6%
Interest and similar income, net	2.9%	3.7%	4.5%
Minority interest	(0.2%)	(0.1%)	–

Income before income tax	30.1%	17.1%	25.1%
Provision for income taxes	9.1%	7.0%	6.8%

Net income	21.0%	10.1%	18.3%

     Management analyzes product revenues in the categories of royalties, licenses and development systems and service revenues in the categories of consultancy and support, maintenance and training. The following table sets forth, for the periods indicated, the amount of total revenues represented by each component of revenue.

	Year ended December 31,

	2002	2003	2004	2004(1)

	(in thousands)

Product Revenues
Royalties	£26,816	£44,281	£59,647	$114,522
Licenses	83,008	50,766	59,366	113,983
Development Systems	23,087	17,911	19,719	37,860

	132,911	112,958	138,732	266,365

Service Revenues
Consulting	£4,445	£2,360	£2,064	$3,963
Support, Maintenance and Training	13,566	12,752	12,101	23,234

	18,011	15,112	14,165	27,197

Total Revenues	150,922	128,070	152,897	293,562

(1)	Amounts in pounds sterling have been translated into US dollars solely for the convenience of the reader, at the December 31, 2004 closing rate of £1.00 = $1.920. Translations should not be construed as representations that sterling could be so converted into US dollars at that rate or at any other rate.

Product Revenues

     Product revenues. Product revenues consist of license fees, sales of development systems and royalties. Product revenues for 2002, 2003 and 2004 were £132.9 million, £113.0 million and £138.7 million, representing 88%, 88% and 91% of total revenues respectively.

     License revenues decreased from £83.0 million in 2002 to £50.8 million in 2003, and then increased to £59.4 million in 2004 representing approximately 55%, 40% and 39% of total revenues in 2002, 2003 and 2004 respectively.

     Licensing activity in 2004 demonstrated both the breadth of ARM’s technology offer as well as the longevity of the products. Our partners have now been licensing products in the ARM7 family for more than 11 years, including an incremental 15 ARM7 licenses in 2004, which accounted for 9% of licensing revenues in 2004, compared with 18% in 2003 and 15% in 2002. There have been 31 new licenses for ARM9 products in 2004. Revenues from the ARM9 family have declined though, accounting for 43% of licensing revenues in 2002, 31% in 2003 and 23% in 2004. Although these proportions for ARM7 and ARM9 have fallen in 2004, we expect to see the licensing of both families of products for some time, demonstrating the relevance of having leading-edge technology at all performance points in the embedded microprocessor space. There are a growing number of cores available to license from the Company, including four products in the ARM11 family, offering many new security and power management features and OptimoDE™, the embedded signal processing technology discussed below. The Company has also signed initial partners for the next generation of ARM technologies, currently known as “Tiger” and “ServalE”.

     65 new licenses were signed in 2004 (compared to 51 in 2003) comprising 31 multi-use licenses and 34 per-use licenses. 15 of these licenses were for ARM11 products bringing the total number of ARM11 licenses signed to date to 25. ARM11 accounted for 17% of licensing revenue in 2004, compared to 10% in 2003 and 5% in 2002. 15 companies became new ARM partners during 2004, bringing the total number to 140 at the end of 2004. This total number of semiconductor partners was net of those companies that have signed licenses with ARM in the past but have since been acquired by other companies or who no longer have access to ARM technology for other reasons.

     The Foundry Program, introduced in 2000 to make the ARM technology available to small “fabless” companies, has continued to expand in 2004, with ARM entering into a further arrangement with one of the foundries to bring the total number of cores licensed by the eight foundries in the program to 18. In addition, 12 new customers joined the Foundry Program in 2004, bringing the total number of per-use licensees to 72, and a total of 16 customers took licenses to 19 cores through the Foundry Program during 2004. Our first per use licensee began shipping products during the first quarter of 2002. By the end of 2004 the number of licensees shipping had increased to 11. To date, only five of the cores available for multi-use licensing have been introduced into the Foundry Program. When the program was originally established, we envisaged that some per-use licensees would upgrade to multi-use licenses. To date, 11 per-use licensees have upgraded to either multi-use licenses or term licenses.

     The Foundry Program license is a distinct offering and not a discounted implementation license. The foundry program licensee receives less IP, in that rather than receiving the ARM microprocessor core they receive an ARM design kit, the ARM microprocessor IP being held at one of our approved Foundries. The design kit allows them to design a product around an ARM core. In addition, a foundry program licensee receives fewer rights than an implementation licensee. The standard implementation license allows the licensee to start as many ARM based designs as they wish over an infinite time period, whereas the foundry program has a limited number of permitted design starts. Consequently the foundry license commands a lower license fee in the market. As the barrier to entry is lower through the foundry program, the royalty rates per unit are higher.

     Given the pricing model used in the Foundry Program (typically, lower up-front license fees and higher per unit royalties) and our success in attracting a large number of partners to the program, the impact on our total licensing revenues is to reduce the average price per license but to increase the number of licenses sold and increase total revenue overall. By giving licensees permission to design and manufacture one product, the program gives us access to a market that we could not fully exploit using implementation licenses alone and also ensures that a much greater number of semiconductor companies can have access to ARM technology. We do not consider that the success of the Foundry Program has impacted the pricing of our more mature multi-use licenses.

     A significant proportion of licensing was to existing partners taking licenses to new core families not previously licensed or derivatives of cores already licensed. The sale of non-core licenses, covering items such as platforms, peripherals, embedded trace modules, models, and sub-systems, increased in 2004 to £10.5 million from £8.9 million in

2003 and down from £12.6 million in 2002 representing approximately 18% of license revenues in 2004, 18% in 2003 and 15% in 2002.

     An embedded software group within ARM was established in 2004 in order to capitalize on opportunities to generate revenue from software. This group is intended to drive growth in embedded software revenue, build on the strong foundation of the existing Java, Intelligent Energy Manager, TrustZone and Swerve product families and bring more focus to the development of enabling software technology to support further growth of licensing, development systems and data engines revenues. An example of the initiatives being undertaken by this unit is the announcement in 2004 of the development by ARM and Trusted Logic, the embedded systems security experts, of a new TrustZone technology optimized software solution to increase security for the mobile industry. ARM expects the new software to increase electronic transaction security on ARM Powered® mobile phones, set-top boxes and other consumer devices.

     Following the acquisition of Adelante Technologies N.V., now ARM Belgium N.V., in July 2003, ARM formally announced the launch of its OptimoDE embedded signal processing technology at the Embedded Processor Forum in May 2004. ARM has introduced this technology to address the processing requirements of very data intensive consumer applications which are often outstripping the capabilities of general-purpose digital signal processors. The OptimoDE product, which comprises a configurable data engine (signal processor) together with related intellectual property and tools, will be deployed in systems alongside existing ARM microprocessor cores and other ARM technology, including the Axys electronic system level design tools.

     Revenues from the sale of development systems decreased from £23.1 million in 2002 to £17.9 million in 2003, but increased to £19.7 million in 2004 representing approximately 15%, 14% and 13% of total revenues in 2002, 2003 and 2004 respectively. The majority of ARM’s sales of development systems are in US dollars and the US dollar value of sales of development systems in 2003 was approximately 16% lower than in 2002, but was 24% higher in 2004 compared to 2003. Sales of development systems continued to be affected by increased competition in the debug tools marketplace. The new management team and increased resources assigned to assist the development of the development systems business have continued to yield improvements in results through 2004.

     In August 2004, ARM added electronic system level (ESL) expertise to its RealView® design tools portfolio with the announcement of the acquisition of Axys Design Automation, Inc., a provider of fast, accurate, integrated processor and system modeling and simulation solutions. Axys’ ESL products reduce overall system costs by allowing designs to be modeled early in the development cycle, decreasing time-to-market and minimizing design errors.

     Royalties are either set as a percentage of the licensee’s net sales price per chip or, less frequently, as a fixed amount per chip and are recognized when the Company receives notification from the customer of product sales. In effect, this means that it is normally in the quarter following the shipments that data is received and so royalty data for a year reflects actual shipments made from the beginning of October of the previous year to the end of September of the current year. Royalties increased from £26.8 million in 2002 to £44.3 million in 2003, and increased further to £59.6 million in 2004, representing 18%, 34% and 39% of total revenues in 2002, 2003 and 2004 respectively. Volume shipments increased from 456 million units in 2002 to 782 million units in 2003, mainly due to increased production of a wide range of electronic devices, including wireless handsets, secure products and automotive products. Unit shipments in 2004 were 1,272 million, with the increase in volumes coming from all markets, especially consumer entertainment and storage products. The Company has become less reliant on the wireless sector with more than 400 million non-wireless units being shipped in 2004. The Company expects the trend of increasing proportions of unit shipments into the non-wireless markets to continue into 2005. The Company expects royalty revenues to grow year on year although they may be subject to significant fluctuations from quarter to quarter. The total number of partners shipping ARM technology-based product at the end of 2004 was 60 after taking into account corporate activity within the ARM partnership.

     Service revenues. Service revenues consist primarily of revenues from support, maintenance and training and, as opportunities arise, of revenues from design consulting services. Service revenues decreased from £18.0 million in 2002 to £15.1 million in 2003 to £14.2 million in 2004, representing 12%, 12% and 9% of total revenues in 2002, 2003 and 2004 respectively. Revenues from support, maintenance and training decreased from £13.6 million in 2002 to £12.7 million in 2003 and £12.1 million in 2004. Consulting revenues decreased from £4.4 million in 2002 to £2.4 million in 2003 and £2.1 million in 2004, as engineering resource was directed away from consulting projects to research and development activities. Actual US dollar revenues increased by 3% from 2003 to 2004 but this has been offset by the weakening of the dollar against sterling in 2004.

     Geographic analysis. Operating in a global environment, the geographic destinations of the Company’s revenues fluctuate from period to period depending upon the country of origin of its customers. The pattern of revenues in 2004 was 51% of revenues coming from the US, 21% from Japan, 13% from Asia Pacific, excluding Japan, and 15% from Europe. In 2003, revenues from the US represented 51%, Japan 19%, Asia Pacific, excluding Japan, 12%, and Europe 18%. In 2002, revenues from the US represented 44%, Japan 25%, Asia Pacific, excluding Japan, 13%, and Europe 18%.

     Product costs. Product costs are limited to variable costs of production such as the costs of manufacture of development systems, amortization of our third-party technology licenses and cross-license payments to collaborative partners. Product costs were £6.5 million in 2002, £6.2 million in 2003 and £6.7 million in 2004 representing 4%, 5% and 4% of total revenues in 2002, 2003 and 2004 respectively. Approximately two-thirds of total product cost of sales were made up of development systems costs in 2004, with the balance comprising additional costs related to the costs of third-party licenses and cross-license payments to collaborative partners. This is comparable to the level in both 2002 and 2003, with the balance being costs associated with third-party licenses. Product gross margin in 2004 was 95%, compared to 95% in 2003 and 95% in 2002. The Company does not currently expect a significant increase in product costs in 2005, although this would be subject to significant fluctuations if management were obliged to port further operating systems to run on the ARM architecture.

     Service costs. Service costs include the costs of support and maintenance services to licensees of ARM technology as well as the costs directly attributable to consulting work performed for third parties. Cost of services decreased from approximately £6.7 million in 2002 to £4.9 million in 2003 and was £5.1 million in 2004. The gross margins earned on service revenues were approximately 63% in 2002, 68% in 2003 and 64% in 2004. In 2003 and 2004, the Company elected to allocate more engineering resource to research and development activities, thus enabling the Company to develop more innovative products and technologies during the year.

     Key performance indicators. A key performance indicator for the business is backlog, defined as the aggregate value of contracted business not yet recognized in the profit and loss account. Of our revenue streams, it excludes royalty revenue, which is recognized upon receipt of the royalty reports from our partners and consequently passes into backlog and is immediately released when invoiced. In addition, Development Systems revenue is excluded, which is also recognized on delivery and invoicing. Consequently, backlog focuses on the health of our licensing and our services businesses.

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

     At the end of 2004, backlog in the legacy ARM stand-alone business (excluding Artisan) was higher than at the beginning of the year.

	Year ended December 31,

	2003	2004
Maturity profile of backlog
Next two quarters (Q1 and Q2)	34%	38%
Subsequent two quarters (Q3 and Q4)	21%	23%
Greater than twelve months	45%	39%
Total	100%	100%

	Year ended December 31,

	2003	2004
Backlog composition
Subscription & Architecture licenses	41%	16%
Cores	35%	60%
Support & Maintenance and Others	24%	24%
Total	100%	100%

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

     Research and development costs. Research and development costs increased from £47.3 million in 2002 to £48.1 million in 2003 and £50.1 million in 2004, representing 31%, 38% and 33% of total revenues in 2002, 2003 and 2004 respectively. Continued investment in research and development remains an essential part of the Company’s strategy since the development of new products to license is key to its ongoing success.

     Total engineering headcount increased from 420 at the end of 2002 to 442 at the end of 2003, and was 739 at the end of 2004. The increase in 2003 was predominantly due to the acquisition of ARM Belgium N.V., whilst the increase in 2004 was due to the acquisitions of both Artisan and Axys as well as some growth within the existing business.

Sales and Marketing

     Sales and marketing expenses include salaries, travel expenses and costs associated with trade shows, marketing communications and other marketing efforts. These activities are focused on developing relationships both with potential licensees and existing licensees of the technology.

     Sales and marketing. Sales and marketing expenditure decreased from £24.7 million in 2002 to £23.0 million in 2003 and was £23.9 million in 2004, representing 16% of total revenues in 2002, 18% in 2003, and 16% in 2004. Headcount in this area decreased from 208 at December 31, 2002 to 203 at December 31, 2003 and was 282 at the end of 2004. Most of the growth in 2004 has come from acquisitions but there has also been organic growth with new offices opening in Bangalore, India and Beijing, PR China. The total number of sales offices is currently 19 and this enables improved contact with the Company’s geographically diverse customer base.

General and Administrative

     General and administrative. General and administrative headcount at December 31, 2004 was 150, up from 95 at the end of 2003 and 93 at the end of 2002. Again, the majority of the increase in 2004 has come from acquisitions. General and administrative costs were £22.5 million in 2002 and increased to £28.7 million in 2003 and £31.3 million in 2004, representing 15%, 22% and 20% of total revenues respectively. Costs in 2003 included £1.6 million of impairments made to investments (2002: £0.8 million, 2004: £nil). Litigation costs fluctuated from £2.5 million in 2002 to £9.1 million in 2003 and £5.1 million in 2004, largely as a result of annual variations in the amount of legal expenses relating to patent protection cases and other similar costs. The primary reason for the increase in legal costs from 2002 to 2003 was the provision in 2003 for settlement of the Herodion arbitration which was paid early in 2004. £4.5 million of the costs in 2004 related to a technology license agreement signed in the year. Expense in relation to provisions for doubtful debts was £1.4 million in 2002, a release of £0.1 million in 2003 and a further release of £0.1 million in 2004. Unrealized future foreign exchange losses on certain committed but not yet invoiced future revenue streams of £0.7 million (2003: £1.1 million; 2002: £1.0 million) were recorded in accordance with SFAS 133. There was a gain on foreign exchange of £0.5 million in 2002, a gain of £0.9 million in 2003 and a loss of £1.5 million in 2004. See “—Foreign Currency Fluctuations” below.

     In-process research and development. During 2004, the Company purchased Axys Design Automation, Inc. and Artisan Components, Inc. (now ARM Physical IP, Inc.). Those intangible assets that were still in development (known as in-process research and development) were charged directly to the income statement, amounting to £0.4 million and £3.2 million for Axys and Artisan respectively.

Amortization of Goodwill and Intangible Assets

     Amortization of goodwill and intangible assets. Various licenses to use third-party technology have been signed over the past several years, with their values being capitalized and amortized over the useful economic period that the Company is expected to gain benefit from them (generally between three and five years). In addition to the three licenses purchased in 2000, 2001 and 2002, two licenses were purchased in 2003 totaling £0.7 million and a further license purchased in 2004 for £0.2 million. Amortization of these licenses amounted to £0.5 million in 2004 (2003: £1.2 million; 2002: £1.1 million).

     Following the out-of-court settlement of the Company’s litigation against picoTurbo, Inc. in December 2001, picoTurbo assigned its intellectual property rights to the Company for a payment of £7.5 million. This is being amortized over four years and £1.5 million was charged to the income statement in 2002, £2.0 million in 2003 and £2.0 million in 2004.

     The Company also purchased a patent for £0.7 million in 2002 which is being amortized over five years. The amortization charge was £0.1 million in 2002, 2003 and 2004.

     During 2003, the Company purchased Adelante Technologies N.V. (now ARM Belgium N.V.). Included with the assets purchased were £0.3 million of intangible assets comprising developed technology and customer relationships which are being amortized over five years and two years respectively. The amortization charge for the assets during 2004 was £0.1 million (2003: less than £0.1 million).

     Intangible assets acquired and capitalized as part of the Axys and Artisan business combinations totaled £1.9 million and £70.1 million respectively and are being amortized over five years and between one and six years respectively (see Note 6 to the Consolidated Financial Statements for further details). The total charge during 2004 was £0.1 million and £0.3 million for Axys and Artisan respectively.

     The adoption of SFAS 142, “Goodwill and other intangible assets”, in 2002 did not result in any impairment of the Company’s goodwill or intangible assets.

     During the year, the Company entered into a technology license agreement under which ARM will pay $13.3 million (£6.9 million) in four equal, semiannual installments over two years. The first installment was paid during the year and the remainder is included within creditors. The agreement confers both retrospective and prospective rights, each of which has been valued based on a discounted cash flow analysis, and the arrangement consideration has been allocated to each element based on the relative fair values. The retrospective amount, amounting to £4.5 million, has been charged to administrative expenses in the income statement in the year, and the prospective element, amounting to £2.4 million, has been accounted for as a prepayment at December 31, 2004.

Interest Income

     Interest. Interest receivable increased from £4.4 million in 2002 to £4.8 million in 2003 and further to £6.9 million in 2004. The growth in interest in the periods was due to higher average cash balances and increasing interest rates. The Company invested cash balances over periods of up to six months during 2004 although some marketable securities acquired with Artisan have maturities of greater than one year from the balance sheet date.

Income before Income Tax

     Income before income tax. Income before income tax was £45.4 million in 2002, £22.0 million in 2003 and £38.5 million in 2004, representing 30%, 17% and 25% of total revenues respectively. The drop in margins in 2003 was due to lower revenues and higher legal costs (including one-off settlement costs) not being entirely offset by reduced other operating expenses. The increased margin in 2004 was achieved, notwithstanding non-recurring and acquisition related charges of £8.7 million during the year (comprising £4.5 million of a non-recurring technology license charge, £3.6 million of in-process research and development write-off and £0.6 million of business combination intangible amortization) due to higher revenue and continued cost control.

Tax Charge

     Tax charge. The Company’s effective tax rates were 30.3% in 2002, 40.7% in 2003 and 27.2% in 2004. The effective tax rate increased in 2003 due to the impact of certain cash and non-cash accounting charges not being deductible for tax purposes, but fell in 2004 with additional costs being allowable for research and development tax credits, additional benefits arising from employee share option exercises and lower non-deductible non-cash accounting charges in 2004.

Net Income

     Net income. Net income was £31.6 million in 2002, £13.0 million in 2003 and £28.0 million in 2004. The changes in net income are as a result of the combined movements in revenues and costs as discussed above.

Foreign Currency Fluctuations

     Foreign currency fluctuations. The Company’s earnings and liquidity are affected by fluctuations in foreign currency exchange rates, principally the US dollar rate, reflecting the fact that most of the Company’s revenues and cash receipts are denominated in US dollars while a high proportion of its costs are in sterling.

     The Company reduces this US dollar/sterling exposure where possible by currency hedging. Due to the high value and timing of receipts on individual licenses and the requirement to settle certain expenses in US dollars, the Company reviews its foreign exchange exposure on a transaction-by-transaction basis. It then hedges this exposure using forward contracts for the sale of US dollars, which are negotiated with major UK clearing banks. The average size of each forward contract was $7.2 million in 2002, $4.6 million in 2003 and $5.1 million in 2004. The Company does not currently use any other financial instruments or derivatives, although the Company is reviewing the use of other financial instruments such as currency options. The fair values of the financial instruments outstanding at December 31, 2002, 2003 and 2004 are disclosed in Note 14 to the Consolidated Financial Statements. The settlement period of the forward contracts outstanding at December 31, 2004 was between January 11, 2005 and March 29, 2005.

Risk Factors

     For a discussion of the risks faced by the Company, see “Item 3. Key Information—Risk Factors.”

Recently Issued Accounting Announcements

US Accounting Standards and Pronouncements

     For a description of newly adopted US accounting standards and recent US accounting pronouncements, see Note 1 to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

     We have financed our operations primarily through cash generated from operations. Over the previous three years we have received £6.3 million in cash from the issuance of shares to employees who have exercised options in the Company.

     Liquidity and capital resources. The Company’s operating activities generated net cash of £39.5 million, £38.7 million and £46.5 million in 2002, 2003 and 2004 respectively. Movements in working capital detailed below exclude balances acquired through business combinations, except where noted.

     Accounts receivable fell by £2.9 million in 2002, a further £4.5 million in 2003 but increased by £1.4 million in 2004. This is partly due to the overall revenues earned in the periods towards the end of the respective years and also improved credit control throughout the periods. Prepaid expenses increased by £5.3 million in 2002, fell by £2.8 million in 2003 and increased again by £3.4 million in 2004. The Company entered into several leases for design automation tools during 2002, which resulted in the large increase in prepaid expenses, but fell in 2003 as a result of the lease payments being for shorter prepaid periods than in previous years. This has been similar in 2004 and the increase was due to a technology license agreement signed in the year giving rise to a large prepayment.

     Accounts payable increased by £2.4 million in 2002, reduced by £2.5 million in 2003 and increased again in 2004 by £1.2 million, as a result of the timing of receipt of supplier invoices in 2004 and a general increase in the Company’s cost base. Accrued liabilities reduced by £1.1 million in 2002, increased by £7.0 million in 2003 and increased by a further £2.8 million in 2004. The significant increase in 2003 was primarily as a result of the provision for the Herodion legal settlement of £6.4 million which was paid early in 2004, and increased in 2004 as a result of provisions for staff costs and for a technology license agreement signed in the year.

     At December 31, 2004, the Company recorded approximately £21.4 million in deferred revenues which represented cash or receivables scheduled to be recognized as revenues in varying amounts after December 31, 2004. At December 31, 2003 and December 31, 2002, the Company recorded approximately £11.1 million and £14.4 million respectively in deferred revenues. Deferred revenues are an element of customer backlog, and represent amounts invoiced to customers not yet recognized as revenues in the income statement. As such, this balance fluctuates due to the maturity profile of ARM’s products, and invoicing milestones within contracts. The significant increase in 2004 is predominantly due to the acquisition of Artisan.

     The Company believes that, given its current and anticipated level of business, it has sufficient working capital.

     Cash flow from operations has been used to fund the working capital requirements of the Company as well as capital expenditure. Capital expenditure in 2004 was £5.0 million, compared with £3.6 million in 2003 and £15.6 million in 2002. Capital expenditure in 2003 was much lower than in 2002 as a result of the increased leasing of design automation tools and the much lower level of recruitment (which required computers to be purchased for new staff). Capital expenditure increased in 2004 with increases in both levels of staff and as a result of the development of a new IT system. In 2002, £8.2 million was spent on computer equipment and software and £7.4 million on leasehold improvements and fixtures and fittings. In 2003, £1.8 million was spent on computer equipment and software and £1.8 million on leasehold improvements and fixtures and fittings. In 2004, £3.5 million was spent on computer equipment and software and £1.5 million on leasehold improvements and fixtures and fittings.

     In 2003, the Company acquired the 15% minority interest in ARM Korea Limited for cash consideration of £3.0 million, bringing its holding to 100%. The Company also acquired the entire share capital of Adelante Technologies N.V. (now ARM Belgium N.V.) for a total consideration of £0.4 million.

     In 2004, the Company acquired the entire share capital of both Axys Design Automation, Inc. and Artisan Components, Inc. for total consideration of £6.9 million and £481.7 million respectively with cash consideration comprising £6.9 million and £122.3 million respectively. A further $3 million (£1.6 million) may become payable for Axys subject to the achievement of various post-acquisition financial milestones. Cash acquired with these businesses amounted to £82.7 million. The Company envisages making further strategic investments in the future, in situations where the Company can broaden its product portfolio, where it can obtain skilled engineering resources and where the potential for furthering ARM core-based design wins is improved significantly.

     In 2002, the Company made one investment in an available-for-sale security, namely Superscape, for consideration of £1.5 million. In 2003 the Company invested a further £1.2 million in Superscape as part of a further funding round, thus maintaining its 12% holding. In 2004, the Company invested a total of £0.2 million in two small unlisted companies, Zeevo, Inc. and Reciva Limited, giving a minority holding of less than 3% in each company.

     The Board decided at the end of 2004 to propose the payment of a final dividend to stockholders in an aggregate amount of £5.7 million in addition to the interim dividend in an aggregate amount of £2.9 million as part of a package of measures to make the best use of the business and resources.

     In addition, at the Annual General Meeting held on April 25, 2005 shareholders authorized the Company, until the earlier of July 25, 2006 and the conclusion of the Company’s Annual General Meeting to be held in 2006, to make market purchases of ordinary shares in the capital of the Company, provided that the maximum number of shares which may be purchased is 136,800,000.

     Cash, cash equivalents, short-term investments and marketable securities balances at December 31, 2004 were £142.8 million compared to £159.8 million at December 31, 2003. Accounts receivable net of allowances for doubtful debts were £17.3 million at December 31, 2003 and £34.3 million at December 31, 2004. The significant increase in 2004 is due to the inclusion of the Artisan accounts receivable at the balance sheet date.

     We expect the cash currently on hand within the business and future cash generation to be sufficient to satisfy the current and anticipated capital needs of the business.

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

RESEARCH AND DEVELOPMENT

     Research and development is of major importance and while the Company does not undertake any pure research, it does collaborate closely with universities worldwide. Key areas of product development for 2005 include next-generation microprocessor cores and data engines, further development of the ARM architecture, as well as enhanced system-on-chip interconnect and development tool offerings.

     The Company incurred research and development costs of £50.1 million in 2004, £48.1 million in 2003 and £47.3 million in 2002. See “Item 4. Information on the Company—Business Overview—Research and Development” and “—Research and Development” above.

OFF-BALANCE SHEET ARRANGEMENTS AND AGGREGATE CONTRACTUAL OBLIGATIONS

     Our major outstanding contractual commitments relate to rental of office facilities and certain equipment under non-cancelable operating lease agreements which expire at various dates through 2023. Our contractual commitments as of December 31, 2004 were as follows:

	Payments due by period (£’000)

	Total	Less than 1 year	1-3 years	3-5 years	Thereafter

Operating leases	34,239	6,183	8,741	5,823	13,492
Capital purchase commitments	1,179	1,179	-	-	-

     The Company does not have any off-balance sheet arrangements with unconsolidated entities or other persons.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Directors

     The directors of the Company (each, a “director”, together, the “directors”) at December 31, 2004 were as follows:

Name(1)(2)	Age	Term Expires	Position

Sir Robin Saxby	58	2008	Chairman; Director
Warren East	43	2007	Chief Executive Officer; Director
Tim Score	44	2008	Chief Financial Officer; Director
Tudor Brown	46	2008	Chief Operating Officer; Director
Mike Inglis	45	2006	Executive Vice President, Marketing;
			Director
Mark Templeton	45	2007	Chief Strategy Officer; Director
Lucio L. Lanza	60	2007	Independent Non-Executive Director
Michael Muller	46	2008	Chief Technology Officer; Director
Peter Cawdron	61	2006	Independent Non-Executive Director
Doug Dunn	60	2008	Independent Non-Executive Director
Jeremy Scudamore	57	2008	Independent Non-Executive Director
John Scarisbrick	52	2005	Independent Non-Executive Director

(1)	The address for each listed director is c/o ARM Holdings plc, 110 Fulbourn Road, Cambridge CB1 9NJ, UK.

(2)	Simon Segars was appointed as Executive Vice President, Worldwide Sales in January 2004 and as an Executive Director in January 2005. Philip Rowley was appointed as an Independent Non-Executive Director in January 2005.

     Sir Robin Saxby, age 58, Chairman: Sir Robin Saxby was involved in founding ARM and joined the Company full-time in February 1991 as President and Chief Executive Officer, becoming Chairman in October 2001. Prior to ARM, he was with ES2, Motorola Semiconductors and Henderson Security Systems Limited. He has also served as Chairman of the

Open Microprocessor Initiative Advisory Group, which advised on collaborative R&D activity within Europe. He holds a BEng in Electronics and is a chartered engineer, Hon FIEE and FREng. He has received an honorary doctorate from the University of Liverpool where he is a Visiting Professor, has honorary doctorates from Loughborough University and the University of Essex, and has received the Faraday Medal of the IEE (Institute of Electrical Engineers). He was knighted in the 2002 New Year’s Honours List. He currently serves as Deputy President of the IEE, where he is also a trustee. He is a non-executive director of Glotel plc.

     Warren East, age 43, Chief Executive Officer: Warren East joined ARM in 1994. He set up ARM’s consulting business and was Vice President, Business Operations from February 1998. In October 2000 he was appointed to the board as Chief Operating Officer and in October 2001 was appointed Chief Executive Officer. Before joining ARM he was with Texas Instruments. He is a chartered engineer.

     Tim Score, age 44, Chief Financial Officer: Tim Score joined ARM as Chief Financial Officer and director in March 2002. Before joining ARM, he was Finance Director of Rebus Group Limited. He was previously Group Finance Director of William Baird plc, Group Controller at LucasVarity plc and Group Financial Controller at BTR plc. He is a non-executive director of National Express Group plc.

     Tudor Brown, age 46, Chief Operating Officer: Tudor Brown was one of the founders of ARM. Before joining the Company, he was Principal Engineer at Acorn Computers, where he worked on the ARM R&D program. At ARM, he was Engineering Director and Chief Technical Officer from 1993; in October 2000, he was appointed Executive Vice President, Global Development and in October 2001, he was appointed to the board as Chief Operating Officer.

     Mike Inglis, age 45, Executive Vice President, Marketing: Mike Inglis joined ARM as Executive Vice President, Marketing in June 2002, and was appointed to the board in August that year. Before joining ARM, he led the UK Communications and High Technology team at A.T. Kearney Management Consultants and held a number of senior operational and strategic marketing positions at Motorola. He previously worked in marketing, design and consultancy with Texas Instruments, Fairchild Camera and Instruments and BIS Macintosh. He gained his initial industrial experience with GEC Telecommunications. He is a non-executive director of Superscape Group plc. He is a chartered engineer and an MCIM.

     Mike Muller, age 46, Chief Technology Officer: Mike Muller was one of the founders of ARM. Before joining the Company, he was responsible for hardware strategy and the development of portable products at Acorn Computers. He was previously at Orbis Computers. At ARM he was Vice President, Marketing from 1992 to 1996 and Executive Vice President, Business Development until October 2000 when he was appointed Chief Technology Officer. In October 2001, he was appointed to the board.

     Mark Templeton, age 45, Chief Strategy Officer: Mark Templeton joined ARM as General Manager, Physical IP in December 2004 as a result of ARM’s acquisition of Artisan. He co-founded Artisan in 1991 and was President and Chief Executive Officer for 13 years. He has been instrumental in driving growth in the IP market through a combination of technical and business innovations. His vision of developing an open community of resources for IC designers – including foundries, EDA vendors, design service companies and IP providers – has proven to be a significant contribution to the IC design and manufacturing industries. Before co-founding Artisan, he held executive positions with Silicon Compiler Systems and Mentor Graphics.

     Simon Segars, age 37, Executive Vice President, Worldwide Sales: Simon Segars joined the ARM board in January 2005. He was appointed Executive Vice President, Worldwide Sales in January 2004. He was previously EVP of Engineering. He joined ARM in early 1991 and has worked on most of the ARM CPU products since then. He led the development of the ARM7 and ARM9 Thumb® families. He holds a number of patents in the field of embedded CPU architectures.

     Peter Cawdron, age 61, Senior independent non-executive director: Peter Cawdron joined the ARM board in March 1998. From 1983 to 1997 he worked for Grand Metropolitan plc, where he served as Group Strategy Development Director. He was previously Chief Financial Officer and a director of D’Arcy- MacManus & Masius Worldwide, Inc., and before that a member of the corporate finance team at S.G. Warburg & Co., Ltd. He qualified as a chartered accountant at Peat, Marwick, Mitchell & Co. in 1966. He is Chairman of Capital Radio plc and is a non-executive director of the following UK listed companies, Compass Group plc, The Capita Group plc, Christian Salvesen plc, Arla Foods UK plc, Punch Taverns plc and Johnston Press plc.

     Doug Dunn, age 60, Independent non-executive director: Doug Dunn joined the ARM board in December 1998. He was President and Chief Executive Officer of ASM Lithography Holding N.V. until his retirement in December 2004. Before joining ASML, he was Chairman and Chief Executive Officer of the Consumer Electronics Division of Royal Philips Electronics N.V. and a member of the board. He was previously Managing Director of the Plessey and GEC Semiconductor divisions and held several engineering and management positions at Motorola. He was awarded an OBE in 1992. He is a non-executive director of ST Microelectronics N.V., Sendo Holdings plc and Soitec S.A.

     Lucio L. Lanza, age 60, Independent non-executive director: Lucio L. Lanza joined ARM as a non-executive director in December 2004 following ARM’s acquisition of Artisan. He was previously a director of Artisan, from 1996, and became Chairman in 1997. He is currently Managing Director of Lanza techVentures, an early stage venture capital and investment firm, which he founded in January 2001. In 1990, he joined US Venture Partners, a venture capital firm, as a venture partner and was a general partner. From 1990 to 1995, he was an independent consultant to companies in the semiconductor, communications and computer-aided design industries, including Cadence Design Systems, Inc. and, from 1986 to 1989, was Chief Executive Officer of EDA Systems, Inc. He is also Chairman of PDF Solutions, Inc., a provider of technologies to improve semiconductor-manufacturing yields. He holds a doctorate in electronic engineering from Politecnico of Milano.

     Philip Rowley, age 52, Independent non-executive director: Philip Rowley joined the ARM board in January 2005. He is President and CEO of AOL Europe, the interactive services, web brands, internet technologies and e-commerce provider. He is a qualified chartered accountant and was Group Finance Director of Kingfisher plc from 1998 to 2001. Prior to that his roles included Executive Vice President and Chief Financial Officer of EMI Music Worldwide.

     John Scarisbrick, age 52, Independent non-executive director: John Scarisbrick joined the ARM board in August 2001. He had previously worked for 25 years at Texas Instruments (TI) in a variety of roles including as Senior Vice President responsible for TI’s $5 billion ASP chip business, President of TI Europe and leading the team that created TI’s DSP business in Houston, Texas. Before joining TI, he worked in electronics systems design roles at Rank Radio International and Marconi Space and Defence Systems in the UK. He is Chairman of Cambridge Positioning Systems Ltd and is a non-executive director of CSR plc, SoIM, Intrinsity and Ubinetics.

     Jeremy Scudamore, age 57, Independent non-executive director: Jeremy Scudamore joined the ARM board in April 2004. He is Chief Executive Officer of Avecia Group (formerly the specialty chemicals business of Zeneca) and previously held senior management positions both in the UK and overseas with Zeneca and ICI. He is a board member of the Chemical Industries Association and England’s North West Science Council and is also a member of the DTI’s Innovation and Growth Team for the Chemical Industry.

Election of Directors

     Mark Templeton and Lucio Lanza were appointed to the Board at the Extraordinary General Meeting held on December 23, 2004. In accordance with the Company’s articles of association, Sir Robin Saxby, Mike Muller, Tudor Brown, Doug Dunn, John Scarisbrick and Tim Score retired by rotation at the Company’s 2005 Annual General Meeting held on April 25, 2005 and sought and gained re-election at that meeting. In accordance with the relevant provision of the UK Combined Code, which requires the election of directors by shareholders at the first opportunity after their appointment, Philip Rowley and Simon Segars who were appointed in January 2005, submitted themselves for election at the Company’s 2005 Annual General Meeting and were elected.

Executive Officers
Name(1)	Age	Position

Warren East	43	Chief Executive Officer; Director
Tim Score	44	Chief Financial Officer; Director
Tudor Brown	46	Chief Operating Officer; Director
Mike Inglis	45	Executive Vice President, Marketing; Director
Michael Muller	46	Chief Technology Officer; Director
Mark Templeton	45	Chief Strategy Officer; Director
Simon Segars	37	Executive Vice President, Worldwide Sales

(1)	The address for each listed executive officer is c/o ARM Holdings plc, 110 Fulbourn Road, Cambridge CB1 9NJ, UK.

COMPENSATION

     The aggregate compensation paid by the Company to all persons who served in the capacity of director or executive officer in 2004 (13 persons) was approximately £1,978,000. This does not include expenses reimbursed to officers (including business travel, professional and business association dues and expenses) but includes amounts expended by the Company for automobiles made available to its officers and other benefits commonly reimbursed or paid by companies in the UK. Each executive officer participates in the Company’s Key Executive Bonus Scheme under which he may receive a bonus of up to 50% of the executive’s fixed salary if certain targets (determined by agreement between the executive and the Remuneration Committee) are exceeded. The aggregate amount accrued by the Company during 2004 to provide pension, retirement or similar benefits for directors and executive officers was approximately £76,000.

     The emoluments of the directors of the Company were paid through its wholly owned subsidiary, ARM Limited, with the exception of Mark Templeton who was paid through ARM Physical IP, Inc., whilst the non-executive directors were paid through ARM Holdings plc and were as follows:

Director	Fees	Basic salary	Benefits(2)	Bonus payments		Subtotal	Pension contributions	Total 2004	Subtotal 2003	Pension contributions 2003	Total 2003

	£	£	£	£		£	£	£	£	£	£
Executive
Sir Robin Saxby	-	125,000	11,821	62,500		199,321	25,313	224,634	211,710	24,638	236,348
Warren East	-	250,000	11,821	139,686	(3)	401,507	10,125	411,632	211,710	9,855	221,565
Tim Score	-	200,000	11,841	100,000		311,841	10,125	321,966	180,728	9,855	190,583
Tudor Brown	-	200,000	11,821	100,000		311,821	10,125	321,946	171,710	9,855	181,565
Mike Muller	-	180,000	11,821	90,000		281,821	10,125	291,946	171,710	9,855	181,565
Mike Inglis	-	180,000	11,821	90,000		281,821	10,125	291,946	171,710	9,855	181,565
Mark Templeton(1)	-	1,700	112	-		1,812	-	1,812	-	-	-

Total	-	1,136,700	71,058	582,186		1,789,944	75,938	1,865,882	1,119,278	73,913	1,193,191

Non-executive
Peter Cawdron	29,000	-	-	-		29,000	-	29,000	24,000	-	24,000
Doug Dunn	29,000	-	-	-		29,000	-	29,000	24,000	-	24,000
John Scarisbrick	27,000	-	-	-		27,000	-	27,000	24,000	-	24,000
Jeremy Scudamore(1)	18,517	-	-	-		18,517	-	18,517	-	-	-
Lawrence Tesler(1)	9,000	-	-	-		9,000	-	9,000	24,000	-	24,000
Lucio Lanza(1)	-	-	-	-		-	-	-	-	-	-

Total	112,517	-	-	-		112,517	-	112,517	96,000	-	96,000

Total	112,517	1,136,700	71,058	582,186		1,902,461	75,938	1,978,399	1,215,278	73,913	1,289,191

(1)	For Jeremy Scudamore, fees are shown from the date of his appointment on April 26, 2004, for Mark Templeton and Lucio Lanza from December 23, 2004. For Lawrence Tesler, fees are shown up to his date of resignation on April 26, 2004.
(2)	All the executive directors receive family healthcare and annual travel insurance as part of their benefits in kind. In addition, Tim Score has the use of a company car, and Robin Saxby, Warren East, Tudor Brown, Mike Muller and Mike Inglis receive a car and petrol allowance.
(3)	The bonus for Warren East includes £14,686 that is payable to him under the deferred bonus plan.

     Mike Inglis is a non-executive director of Superscape Group plc. The Company holds 12% of the issued share capital of Superscape Group plc and more details about this investment are included in Note 7 to the Consolidated Financial Statements. In this capacity, Mike Inglis received remuneration totaling £15,000 up to December 31, 2004 and was awarded options over 20,000 shares in Superscape Group plc at an option price of 33 pence on January 7, 2004. The shares will vest in thirds over the next three years providing that performance targets are met.

     All the executive directors are accruing benefits under a money purchase pension scheme as a result of their services to the Company, contributions for which were all paid during the year.

     Warren East elected to participate in the deferred bonus scheme in 2001 and deferred £12,680, being one-third of his bonus, for three years. At December 31, 2004, the bonus payable to him was £25,360 representing an increase of 100% plus interest. There are no other outstanding arrangements under this plan.

Directors’ Interests

     Save as disclosed in “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Directors” none of the directors has any interest in the issued share capital of the Company which is required to be notified to the Company pursuant to Section 324 or 328 of the UK Companies Act 1985 (the “UK Companies Act”) or is required pursuant to Section 325 of the UK Companies Act to be entered into the register referred to therein; nor are there any such interests of any person connected with any director within the meaning of Section 346 of the UK Companies Act the existence of which is known to, or could with reasonable diligence be ascertained by, that director.

BOARD PRACTICES

Corporate Governance

Compliance with the UK Combined Code

     The Company complies, and complied throughout 2004, with the new 2003 UK Combined Code appended to the Listing Rules of the UK Financial Services Authority, save for the requirement that at least half the board (excluding the Chairman) should comprise independent non-executive directors. The board has considered the overall balance between executive and non-executive directors and believes that the number of executive directors is fully justified by the contribution made by each of them. To increase the size of the board further following the appointments made in late December 2004 and early January 2005 to meet this particular provision is not considered appropriate.

Composition and operation of the board

     Composition and operation of the board. The board currently comprises seven executive directors, six independent non-executive directors and the Chairman. The executive directors are the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the Chief Technology Officer, the Executive Vice President, Marketing, the Chief Strategy Officer and the Executive Vice President, Worldwide Sales, all of whom play significant roles in the day-to-day management of the business. The six non-executive directors are independent in character and judgment and there are no relationships or circumstances which are likely to affect the judgment of any of them. The non-executive directors provide a blend of experience and considerable knowledge to the board’s deliberations. Peter Cawdron, who is the Senior Independent Director, has extensive knowledge of UK public group issues and a strong financial background. Doug Dunn and Jeremy Scudamore both have experience of running large companies in allied industries. Lucio Lanza and John Scarisbrick both have a broad understanding of the Company’s technology and the practices of major US-based technology companies. Philip Rowley has a strong financial background and knowledge of internet technologies and e-commerce.

     The board had six scheduled meetings during 2004 which were all attended by all the directors, with the exception of the January meeting when Doug Dunn was absent, and the July, November and December meetings when Jeremy Scudamore was unable to attend. The Remuneration Committee met on two occasions with all members present, with the exception of Jeremy Scudamore for the December meeting. There is a procedure in place for additional meetings on any pertinent issues to be organized as necessary during the year. In addition, the Chairman held two meetings with the non-executive directors without the executives present and the non-executive directors met on one occasion without the Chairman being present, to appraise the Chairman’s performance.

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

     Before each meeting, the board is furnished with information in a form and of a quality appropriate for it to discharge its duties concerning the state of the business and its performance. The ultimate responsibility for reviewing and approving the annual report and accounts and the quarterly reports, and for ensuring that they present a balanced assessment of the Company’s position, lies with the board. The board delegates day-to-day responsibility for managing the Company to the executive committee and has a number of other committees, details of which are set out below.

     During the year, the board undertook a formal evaluation of its own performance, processes, committees, composition, skills and director induction, facilitated by external consultants. It is intended that this evaluation will be reviewed and updated by the board each year. The Company has a commitment to training and all directors are encouraged to attend suitable training courses. A full, formal induction program is arranged for all new directors, tailored to their specific requirements, the aim of which is to introduce them to key executives across the business and to enhance their knowledge and understanding of the Company and its activities.

     Major shareholders are encouraged to meet and talk to the Chairman, the senior independent director and other non-executive directors at any time. The Chairman and the senior independent director both had dialog with major shareholders during the year.

     The board has adopted guidelines for individual directors to obtain independent professional advice at the Company’s expense in appropriate circumstances and all members of the board have access to the advice of the Company Secretary.

Executive committee

     The executive committee is responsible for implementing the strategy set by the board. Among other things, this committee is responsible for approval of standard license agreements, ensuring that the Company’s budget and forecasts are properly prepared, that targets are met, and generally managing and developing the business within the overall budget. Variations from the budget and changes in strategy require approval from the main board of the Company. The executive committee, which meets monthly, comprises the executive directors (excluding the Chairman) and the directors of ARM Limited, and meetings are attended by the Company Secretary and other senior operational personnel, as appropriate.

Audit committee

     The audit committee has written terms of reference which were updated during the year to reflect the requirements of the UK Combined Code and Nasdaq. The committee has responsibility for, among other things, monitoring the integrity of the financial statements of the Company and any formal announcements relating to the Company’s financial performance, and for reviewing any significant financial reporting judgments contained in them; reviewing the Company’s internal controls and risk management systems; making recommendations to the board in relation to the appointment, remuneration and resignation or dismissal of the Company’s external auditors; reviewing and monitoring the external auditors’ independence and objectivity and the effectiveness of the audit process; developing and implementing policy on the engagement of the external auditors to supply non-audit services; and considering compliance with legal requirements, accounting standards, the Listing Rules of the UK Financial Services Authority and the requirements of the Securities and Exchange Commission.

     The committee also keeps under review the value for money of the audit and the nature, extent and cost-effectiveness of the non-audit services provided by the auditors. The committee has discussed with the external auditors their independence, and has received and reviewed written disclosures from the external auditors as required by the Auditing Standards Board’s Statement of Auditing Standard No. 610, “Communication of matters to those charged with governance”, as well as those required by the US Independence Standards Board’s Standard No. 1, “Independence discussions with audit committees”. To avoid the possibility of the auditors’ objectivity and independence being compromised, the Company’s tax consulting work is carried out by the auditors only in cases where they are best suited to perform the work, for example, tax compliance and advisory work relating to the audit and in connection with the acquisition of Artisan. In other cases, the Company has engaged another independent firm of accountants to perform tax consulting work. The Company does not normally award general consulting work to the auditors. From time to time, however, the Company will engage the auditors to perform work on matters relating to human resources and royalty audits. The Company may also seek professional advice from another firm of independent consultants or its legal advisers.

     The current audit committee comprises Peter Cawdron (Chairman), Doug Dunn, John Scarisbrick, Jeremy Scudamore and Philip Rowley, who joined the committee on his appointment as a director on January 4, 2005. Peter Cawdron is the financial expert as defined in the Sarbanes Oxley Act 2002. The committee met on four occasions during 2004, once before the release of the preliminary announcement of the 2003 results to review the results and audit findings, once to review the half-year interim results, once in connection with the Artisan acquisition and once before the year end to discuss the scope and planning of the audit of the 2004 results. All members were present at each meeting, with the exception of Doug Dunn for the January meeting, and Jeremy Scudamore for the July and November meetings. The external auditors, Chief Executive Officer, Chief Financial Officer and the Company Secretary attend all meetings in order to ensure that all the information required by the audit committee for it to operate effectively is available. The representatives of the Company’s external auditors meet with the audit committee at least once a year without any executive directors being present.

Remuneration committee

     The remuneration committee has responsibility for determining and agreeing with the board, within agreed terms of reference, the Company’s policy for the remuneration of the executive directors and the individual remuneration packages for the executive directors including basic salary and annual bonuses, the level and terms of grants of options and awards and the terms of any performance conditions to apply to the exercise of such options and awards, pension rights and any compensation payments. Where the remuneration committee considers it appropriate, the committee will make recommendations in relation to the remuneration of senior management. The committee also liaises with the board in relation to the preparation of the board’s annual report to shareholders on the Company’s policy on the remuneration of executive directors and in particular the directors’ remuneration report, as required by the UK Companies Act 1985 (as amended), the UK Combined Code and the Listing Rules of the Financial Services Authority.

     The committee is chaired by Doug Dunn, and Peter Cawdron, John Scarisbrick and Jeremy Scudamore are members. The committee met three times during 2004 and all meetings were attended by all the committee members, with the exception of the July and December meetings when Jeremy Scudamore was unable to attend. Given their diverse experience, the four independent non-executive directors are able to offer a balanced view with respect to remuneration issues for the Company. The committee has access to professional advice from external advisers, generally appointed by the Executive Vice President, Human Resources, in the furtherance of its duties and makes use of such advice. During 2004, Linklaters, Watson Wyatt, Deloitte & Touche and the Executive Vice President, Human Resources, have provided advice or services to the committee. Linklaters provided legal services and Watson Wyatt provided pension advice to the Company during this period. The Chairman, the Chief Executive Officer and the Executive Vice President, Human Resources, normally attend for part of the remuneration committee meetings. No director is involved in deciding his own remuneration.

Nomination committee

     The nomination committee leads the process for board appointments and makes recommendations to the board in relation to new appointments of executive and non-executive directors and on board composition and balance. It is chaired by Sir Robin Saxby, and the other members are Peter Cawdron, Doug Dunn, John Scarisbrick and Lucio Lanza, who joined the committee on his appointment as a director on December 23, 2004. The nomination committee met on two occasions with all members present, with the exception of Doug Dunn for the January meeting. The Committee considers the roles and capabilities required for each new appointment, based on an evaluation of the skills and experience of the existing directors. In relation to the appointments of Jeremy Scudamore and Philip Rowley, the services of external search consultancies were used.

Disclosure Committee

     The Company appointed a disclosure committee in 2003, in compliance with the Sarbanes Oxley Act 2002. The committee, which comprises the Chief Executive Officer, the Chief Financial Officer, the Financial Controller, the General Counsel and the Company Secretary, is responsible for ensuring that disclosures made by the Company to its shareholders and the investment community are accurate, complete and fairly present the Company’s financial condition in all material respects.

Internal control/risk management

     The board of directors has overall responsibility for ensuring that the Company maintains an adequate system of internal control and risk management and for reviewing its effectiveness. The board has reviewed the system of internal control including internal financial controls. Such systems are designed to manage rather than eliminate the risks inherent in a fast-moving, high-technology business and can, therefore, provide only reasonable and not absolute assurance against material misstatement or loss.

     The Company appointed a risk review committee in 2003 consisting of the Chief Technology Officer, the Chief Financial Officer, the Financial Controller and the Company Secretary. The committee receives and reviews quarterly reports from business unit managers and corporate functions and its findings are considered and challenged by the executive committee. The committee is responsible for identifying and evaluating risks which may impact on the

Company’s strategic and business objectives and for monitoring the progress of actions designed to mitigate such risks. The risk review committee reports formally to the executive committee once a year and, in turn, the executive committee reports to the board once a year.

     In addition, there is a series of interconnected meetings that span the Company from the weekly management meeting chaired by the Chief Executive Officer, and the weekly business review meeting chaired by the Vice President, Operations, the purpose of which is to monitor and control all main business activities, sales forecasts and other matters requiring approval that have arisen within the week, to the board meetings of the Company. Each month an operations meeting, chaired by the Chief Operating Officer and attended by managers representing different functions across the Company, is held to review key performance indicators such as revenues, orders booked, costs, product and project delivery dates and levels of defects found in products in development. Once a quarter, the annual operational plans for the different disciplines within the Company are reviewed at the operations meeting. The outputs of the weekly business review meeting and the monthly operations meeting are reviewed by the executive committee which, in turn, raises relevant issues with the board of the Company. These processes for identifying, evaluating and managing the significant business, operational, financial, compliance and other risks facing the Company have been in place for the year under review and up to the date of approval of the annual report and financial statements. They accord with the guidance on internal control issued in September 1999 by the Internal Control Working Party of the Institute of Chartered Accountants in England and Wales.

     As required by the Combined Code, the audit committee has considered whether it would be appropriate for the Company to have its own financial internal audit function and has concluded that, taking account of its relatively small number of employees and a high degree of centralization in the way the business is run, this is not appropriate at present. The Committee has confirmed this view to the board. The Company does, however, have an operational internal audit function that audits the Company’s business and product/project management processes. These processes are documented, maintained and continuously improved, for effectiveness and efficiency. In addition, they are audited externally by independent auditors for compliance with ISO 9001:2000.

Corporate Social and Ethical Policies

     While the Company is accountable to its shareholders, it also endeavors to take into account the interests of all its stakeholders, including its employees, customers and suppliers and the local communities and environments in which it operates. The Chief Financial Officer takes responsibility for matters relating to corporate, social and ethical policies and these matters are considered at board level. A corporate social responsibility report is included below and also on the Company’s website www.arm.com.

     The board codified various existing policies into a Code of Business Conduct and Ethics, which was adopted in 2004 and is available on the Company’s website.

     As a company whose primary business is the licensing of IP, employees are highly valued and their rights and dignity are respected. The Company strives for equal opportunities for all its employees and does not tolerate any harassment of, or discrimination against, its staff. In 2003 ARM was named Employer of the Year in the UK National Business Awards. The Company also endeavors to be honest and fair in its relationships with its customers and suppliers and to be a good corporate citizen respecting the laws of the countries in which it operates.

Environmental policies

     The Company’s business focuses on designing IP which enables devices to use less power and, as a result, to be more environmentally friendly. Its activities do not produce harmful waste or emissions and the Ethical Investment Research Service (EIRIS) grades ARM as an environmentally “low impact” business. The Company’s premises are composed entirely of offices since it has no manufacturing activities. Staff make use of computer-aided design tools to generate IP. This involves neither hazardous substances nor complex waste emissions. With the exception of Development Systems products, the majority of “products” sold by the Company comprise microprocessor core designs that are delivered electronically to customers.

     The Company recognizes the increasing importance of environmental issues and these are discussed at board level where the Chief Financial Officer takes responsibility for them. A number of initiatives in this area have continued in 2004. The Company’s environmental policy is published on its website. An environmental action plan is implemented through various initiatives. These include monitoring resource consumption and waste creation so that targets set for improvement are realistic and meaningful, ensuring existing controls continue to operate satisfactorily and working with suppliers to improve environmental management along the supply chain.

     Environmental performance is monitored to enable targets to be set for reducing paper usage (and increasing the amount recycled) and controlling water consumption. A document output study has been established to examine paper consumption within the Company and to consider how an extension of its electronic document management systems might reduce the need for paper documents. The Company can also demonstrate an increase in paper and packaging recycling and an improvement in the facilities in place to promote recycling of more materials. Energy usage is monitored closely to understand how it is used, which aids the setting of new targets. Renewable energy sources are also being investigated. There are recycling bins for aluminum cans in the majority of the Company’s offices, and air conditioning systems run on less environmentally damaging refrigerants. The supply of company cars is discouraged and in a group of approximately 1,200 people, there are less than 30 company cars. There is a sustainable transport team within the business looking at ways in which impact on the environment can be reduced. Initiatives introduced so far include encouraging employees to cycle to work through the provision of improved facilities at the Company’s offices, or to share car journeys, or use public transport. Business travel is measured, and ways in which travel can be reduced while still maintaining our very effective partnership network, are under constant review, particularly through the provision of video conferencing equipment. The Company will work closely with the British Safety Council in 2005 to establish ways to formalize our environmental objectives and performance.

     Energy usage and resource consumption data is published in the Company’s Corporate Social Responsibility Report on its website.

Health and safety

     Although ARM operates in an industry and in environments which are considered low risk from a health and safety perspective, the safety of employees, contractors and visitors is a priority in all ARM workplaces worldwide. Continual improvement in safety management systems is achieved through detailed risk assessments to identify and eliminate potential hazards and occupational health assessments for employees. The UK offices are covered by a health and safety committee, fire wardens and first aiders. Each year the UK GoodCorporation verification ensures that the criteria in its charter are met. The UK offices are also audited by the British Safety Council, and the Company achieved three stars in the 2004 audit. Other offices have similar arrangements dependent on local needs, practices and customs.

     ARM measures and analyzes all accidents and “near misses” (there has been only one RIDDOR reportable accident in the Company’s history) and by monitoring patterns or trends potential problems can be identified and avoided. Health and safety is high on the agenda and there has been an increase in the amount of communication with employees on occupational health issues and other health and safety issues through different mediums such as intranet pages and company-wide magazine articles. During 2004 further health and safety training has been provided to line managers to assist in the development of a safety culture within the organization.

Relationships with shareholders

     The board makes considerable efforts to establish and maintain good relationships with institutional shareholders. The Company has a regular dialog with institutional shareholders throughout the year other than during close periods. The board also encourages communication with private investors and part of the Company’s website is dedicated to providing accurate and timely information for all investors including comprehensive information about the business, its partners and products, including all press releases. At present, around 20 analysts write research reports on the Company. The Company publishes telephone numbers on its website enabling shareholders to listen to earnings presentations and audio conference calls with analysts. Members of the board, including some of the non-executive directors, attend the annual analysts’ day and develop an understanding of the views of major shareholders through any direct contact that may be initiated by shareholders or through analysts’ and brokers’ briefings and feedback from the Company’s financial PR advisers who obtain feedback from analysts and brokers following investor roadshows. During 2004, the Chairman and the senior independent director both had dialog with major shareholders to discuss governance and strategy, particularly in the case of the Chairman in relation to the acquisition of Artisan, and communicated the views of such shareholders to the board. All shareholders may register to receive the Company’s press releases via the internet.

     The board actively encouraged participation at the Annual General Meeting, held on April 26, 2005, which is the principal forum for dialog with private shareholders. A presentation was made outlining recent developments in the business and an open question-and-answer session followed to enable shareholders to ask questions about the business in general.

Corporate Social Responsibility Report

     ARM considers itself to be a good corporate citizen. The Company strives to reduce the impact it makes on the environment and to increase its connections with the communities in which it operates. We also work hard to connect and considerable efforts are made to communicate effectively with the Company’s shareholders, partners, suppliers and employees. Our Corporate Social Responsibility Report is published on our website.

     The Company is a corporate member of the UK Institute of Business Ethics (IBE) and was one of the first members of the GoodCorporation, which was founded in 2001 to help organizations to develop, manage and monitor their corporate responsibilities. Based on principles set out by the IBE, the GoodCorporation charter enables companies to measure how effective they are in achieving these responsibilities. ARM’s commitment to the charter includes being verified against a 62-point charter standard each year covering the fair treatment and protection of its employees, customers, suppliers, shareholders, the community and the environment. This independent verification process is repeated each year and, during 2004, the Company successfully retained its membership. In addition, ARM is listed on the FTSE4Good Index, is a member of Business in the Community, and takes part in its Business in the Environment Index and Corporate Responsibility Index each year.

Connecting with local communities

     The Company aims to be a good corporate citizen of the communities in which it operates and supports local initiatives and fundraising. In the UK, the focus has been on educational projects – particularly for pupils who are interested in mathematics, science, IT and business subjects. This support is sometimes financial, sometimes in the form of providing employees’ time and skills. ARM also connects with the local business community and is a founding member of The Learning Collaboration (TLC) within the Cambridge business community in the UK. The TLC enables member companies to pool resources to collaborate to learn, improving the quality, availability and value of training and related services.

     Supporting education. ARM’s support for education stretches from funding an information technology center at a UK junior school, to working on specific projects with students at Cambridge University’s business school, the Judge Institute. The Company has helped four schools near its Cambridge, UK offices and one near its Maidenhead, UK office to achieve specialist school status; the Company supports the Engineering Education Scheme, Young Engineers and contributes to the funding to train the UK team for the International Maths Olympics. ARM’s University Program engages universities worldwide, designing course material, providing technical seminars, donating equipment and software and offering assistance directly to students. ARM has worked with a number of engineering schools internationally, including Seoul National University, Carnegie-Mellon (US), Southeast University (China), and the National Institute of Technology Karnataka (India). In addition, the Company has relationships with a number of UK universities. The Chairman, for example, is a visiting professor at Liverpool and the Company has worked with Loughborough to design a degree course which is based on the ARM architecture.

     Supporting good causes. ARM encourages employees to support their local communities. Some are school governors, some help children improve their reading skills, others support charities. Employees at the Company’s Austin, Texas, US office have, for example, helped with blood drives and have also collected food and toys for underprivileged families. The Company “doubles the efforts” of employees who raise money for approved charities by matching the funds they raise (with the exception of political donations or other non-approved causes). Charities for cancer research, to benefit needy children, to support sufferers of multiple sclerosis, mental illness and Parkinson’s disease have been some of the beneficiaries of this scheme. In 2004 a payroll giving scheme was introduced for employees in the UK to enable them to take advantage of UK tax incentives on charitable giving.

     The Prince’s Trust. In 2004 ARM became a sponsor of the Prince’s Trust Technology Leadership Group and has participated in events targeted at widening the knowledge and understanding of technology and contributed expertise to the technology networking events. A team of five employees from ARM successfully completed the Prince’s Trust Sahara Challenge raising £12,500 for the Trust.

Connecting with employees

     ARM’s aim is to attract and retain the best people available by being a good and ethical employer. The skills, knowledge and motivation of employees are crucial to ARM’s success. The Company promotes and supports individuals and teams through on-the-job and formal training, coaching and mentoring. Every effort is made to keep employees well informed about the Company and matters that affect them. This is done through both formal and informal communications methods across all offices worldwide. The Company also carries out a regular, comprehensive, global opinion survey to monitor employee views and to provide valuable input on how the Company operates. The Employee Assistance Program helps staff and their families with issues such as care for children or elderly relatives, legal and health advice, and stress or other counseling.

     Equal opportunities. The Company needs highly-qualified staff and does not see age, color, disability, ethnic origin, gender, political or other opinion, religion or sexual orientation as a barrier to employment. If any member of staff becomes disabled, their needs and abilities are assessed with a view to them continuing in their current role. If this is impossible, every effort is made to offer them alternative employment.

     Benefits. Employees receive benefits including private medical/ healthcare; health, travel and life insurance; pensions/401k plan; sabbaticals; flexible working; stock options and a Save As You Earn share scheme. The Company supports family friendly initiatives and offers child care vouchers for UK tax payers. Flexible working arrangements are available for all employees, regardless of whether they have children. Understanding and acceptance of national and cultural diversity is encouraged by giving employees the opportunity to work in offices other than in their home country.

Accessibility

     The Company endeavors to provide access to all whether through building design to allow easy disabled access or through improving access to our website for those with visual impairments.

Going Concern

     After making enquiries, the directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. For this reason, they have adopted the going concern basis in preparing the financial statements.

Statement of Directors’ Responsibilities

     UK Company law requires the directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Company, and of the profit or loss of the Company for that period. In preparing these financial statements, the directors are required to:

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

Remuneration Committee

     See “—Corporate Governance—Remuneration Committee” above for details regarding the Company’s remuneration committee.

Remuneration Policy

     The remuneration committee in its deliberations on the remuneration policy for the Company’s directors seeks to give full consideration to the principles set out in the UK Combined Code. The committee also monitors developments in accounting for equity-based remuneration on an ongoing basis.

     The Company operates a remuneration policy for executive directors designed to ensure that it attracts and retains the management skills necessary for it to remain a leader in its field. This policy seeks to provide rewards and incentives for the remuneration of executive directors that reflect their performance and align with the objectives of the Company, and comprise a mix of performance-related and non-performance-related remuneration. The committee believes that a director’s total remuneration should seek to recognize his worth in the external market and, to this end, operates a policy of paying base salaries which are in line with the market median, as part of a total remuneration package which is upper quartile. The committee believes that this is justified, recognizing that more than 50% of total remuneration is performance-related. The committee obtains information about the external market from various surveys, including the Watson Wyatt High Technology and Executive Reward Surveys and the Deloitte & Touche Executive Directors Remuneration Survey.

     The nature of the Company’s development has meant that there has been a good deal of focus on the attainment of short-term objectives with a high level of variable remuneration. Currently, variable remuneration consists of three elements: annual cash bonus, discretionary share options and conditional awards under the Long Term Incentive Plan. All these incentives are performance-related and, as a result, more than half of each executive director’s remuneration is targeted to be performance linked. Following a review of the Company’s variable remuneration structure, the remuneration committee concluded that, in order to align better the interests of executive directors with those of shareholders, and to ensure that these key individuals are appropriately incentivized to remain with the Company, a higher proportion of executive directors’ remuneration should focus on longer-term objectives. As a result, in 2003 a shareholding guideline was introduced under which executive directors and certain senior managers are required to build up a holding of shares in the Company over a period of five years. The shareholdings may be built up of shares received under the Company’s discretionary share option schemes and/or the Long Term Incentive Plan and, in the case of executive directors, the required holding is equivalent in value to 100% of basic salary.

Incentive Arrangements

     The remuneration committee aims to ensure that individuals are fairly rewarded for their contribution to the success of the Company. There is a strong bonus element to executive directors’ remuneration with a bonus of up to 50% of basic pay being available through the executive bonus plan if all targets are met. Payment of bonus is subject to the achievement of revenue and profit targets set by the remuneration committee, which are directly related to the Company’s financial results and ensure that the Company’s short-term financial goals are met. Full bonuses are payable to executive directors in respect of performance during 2004.

     For the 2005 operation of the bonus plan, the targets set by the remuneration committee are for growth in dollar revenues between an agreed range with the proviso that no bonus will be payable unless earnings per share exceed a defined target. If these targets are achieved, bonuses will be payable on a linear basis between the minimum and the maximum of the agreed range. Any over achievement of the stretching revenue target will result in the percentage outperformance being applied to the bonus, for example if the revenue target is exceeded by 10% the bonus will increase by 5%. Annual bonuses can be doubled under the deferred bonus plan if payment is deferred for three years, although there are no outstanding elections to do so.

     The Company operates a number of share option plans and employees generally receive a number of share options according to their grade and performance. Typically, share options are allocated to employees on an annual basis. Discretionary options (under the Executive, Unapproved and Incentive Stock Option Schemes) are always issued at market value, while options issued under the Savings-Related Share Option Scheme and the Savings-Related Share Option Plan are issued at a 15% discount to market value. In line with practice among the Company’s peers in the technology sector, there are generally no performance conditions attached to the issue or exercise of discretionary options except for those issued to executive directors where performance conditions based on real EPS apply to drive long-term profitability. Share options issued to executive directors prior to their appointment to the board of the Company do not have performance conditions attached to them. However, discretionary options issued to executive directors after their appointment to the board of the Company will have performance conditions attached to them. Executive directors do not currently receive options under the Approved Scheme and Incentive Stock Option Scheme. Under the Unapproved Scheme, share options with a value of up to five times base salary may be issued on the executive director joining the Company. In addition, discretionary options with a value of up to two times base salary may be issued each year. These discretionary options will vest after seven years, but may vest after three years from grant if the performance conditions are satisfied.

     For options granted before January 2003, the performance condition is that the Company must achieve average real EPS growth of at least 33.1% (i.e. 33.1% greater than the percentage increase (if any) in the Retail Prices Index) over a performance period of three years from the start of the financial year in which the options were granted (the “performance period”).

     For options granted in 2003 under the performance condition, 50% of the shares under option will vest after three years if the Company achieves average real EPS growth of 9.3% over the performance period. If average real EPS growth of at least 33.1% is achieved over the performance period, 100% of the shares under option will vest after three years. Where the average real EPS growth over the performance period is between 9.3% and 33.1%, the number of shares which vest after three years increases on a straight-line basis.

     For options granted in 2004 and 2005 under the performance condition, 50% of the shares under option will vest after three years if the Company achieves average real EPS growth of 12.5% over the performance period. If average real EPS growth of at least 33.1% is achieved over the performance period, 100% of the shares under option will vest after three years. Where the average real EPS growth over the performance period is between 12.5% and 33.1%, the number of shares which vest after three years increases on a straight-line basis.

     The performance conditions applicable to the Long Term Incentive Plan are described in more detail below and are based on total shareholder return (TSR), rather than EPS, providing the link to performance against an appropriate peer group.

     These performance conditions were selected having regard to the position of the Company within its sector and the nature of the companies against which it competes to attract and retain high-caliber employees. The Committee believes that the performance conditions represent the correct balance between being motivational and challenging.

Pensions

     The Company does not operate its own pension scheme but makes payments into a Company personal pension plan, which is a money purchase scheme. For the UK-based directors, the rate of Company contribution is 10% of the executive’s basic salary (25% in the case of the Chairman) subject to the Inland Revenue salary capping limits. For Mark Templeton (who is based in the US) the rate of Company contribution is 6% of his basic salary.

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

     The dates of the service contracts of each person who served as an executive director during the financial year are as follows:

Director	Date

Sir Robin Saxby	January 31, 1996

Director	Date

Warren East	January 29, 2001
Tim Score	March 1, 2002
Tudor Brown	April 3, 1996
Mike Muller	January 31, 1996
Mike Inglis	July 17, 2002
Mark Templeton	November 18, 2004

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

Non-executive Directors

     During 2004, the Chairmen of the audit and remuneration committees each received a total fee of £29,000 per annum and the other non-executive directors each received a total fee of £27,000 per annum. These fees were arrived at by reference to fees paid by other companies of similar size and complexity, and reflected the amount of time non-executive directors were expected to devote to the Company’s activities during the year, which is around 10 to 15 working days a year. The remuneration of the non-executive directors is set by the board and their term of appointment is three years. Non-executive directors do not have service contracts, are not eligible to participate in bonus or share incentive arrangements and their service does not qualify for pension purposes or other benefits. No element of their fees is performance-related. The options held by Lucio Lanza were granted during his service with Artisan and were rolled over into options over ARM shares under the standard terms of the acquisition.

EMPLOYEES

     At December 31, 2004, the Company had 1,171 employees, including 450 in the United States where Brent Dichter is general manager of ARM Physical IP, Inc., 29 in Japan where Takafumi Nishijima is president of ARM KK, 6 in South Korea, where Young Sub Kim is president of ARM Korea Limited, 3 in Taiwan, where Philip Lu is Chairman of ARM Taiwan Limited, and 2 in P.R. China where Jun Tan is Director of ARM Consulting (Shanghai) Co. Ltd.

     The table below sets forth the number of Company employees by function and by location at year end for the periods indicated:

	Year ended December 31,

	2002	2003	2004

Total	721	740	1,171
Research and Development	420	442	739
Marketing and Sales	208	203	282
Finance and Administration	93	95	150
Location
Europe	538	564	631
United States	145	139	450
Far East and India	38	37	90

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

SHARE OWNERSHIP

     The following table sets forth, as of May 14, 2005, certain information as to the shares and outstanding options to subscribe for shares held by (i) each executive officer and director of the Company holding options and (ii) all executive officers and directors of the Company, as a group. As of May 14, 2005, there were 1,377,314,261 shares outstanding and options with respect to 64,597,351 underlying shares are exercisable within 60 days of May 14, 2005.

Name	Beneficial Ownership Number(2)	Beneficial Ownership Percentage	Number of Shares underlying options(1)	Weighted average exercise price (per Share)(1)	Exercise prices and Expiration dates

Tudor Brown	1,736,460	0.13%	1,727,447	£0.99	(3)
Peter Cawdron	98,000	0.01%	—	—	—
Doug Dunn	48,000	—	—	—	—
Warren East	501,978	0.04%	2,233,760	£1.04	(4)
Mike Inglis	121,757	0.01%	1,622,090	£0.96	(5)
Lucio Lanza	2,978,107	0.22%	1,700,816	£0.57	(10)
Mike Muller	2,128,211	0.15%	1,653,883	£0.97	(6)
Philip Rowley	24,102	—	—	—	(12)
Sir Robin Saxby	21,528,060	1.56%	165,000	£1.97	(7)
John Scarisbrick	10,800	—	—	—	—
Tim Score	216,896	0.02%	1,777,972	£0.98	(8)
Jeremy Scudamore	55,000	—	—	—	(13)
Simon Segars	506,726	0.04%	1,216,529	£1.04	(11)
Mark Templeton	12,684,453	0.92%	2,647,675	£0.49	(9)
All current directors and senior management
as a group (14 persons)	42,638,550	3.10%	14,745,172	£0.87	—

(1)	Adjusted to reflect 5 for 1 share split in the Company’s ordinary shares which took place in April 2000 and for the 4 for 1 share split in April 1999 where applicable.

(2)	Shares that are not outstanding but that may be acquired upon exercise of options within 60 days of the date of this report are deemed outstanding for the purpose of computing the number and percentage of outstanding shares beneficially owned by the relevant person. However, such shares are not deemed to be outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by any other person.

(3)	Options to subscribe for 140,000 shares at £1.224 per share expire on March 10, 2006, options to subscribe for 3,736 shares at £6.155 per share expire on May 21, 2010, options to subscribe for 21,264 shares at £6.155 per share expire on May 21, 2007, options to subscribe for 2,091 shares at £3.35 per share expire on May 13, 2011, options to subscribe for 22,909 shares at £3.35 per share expire on May 13, 2008, options to subscribe for 50,000 shares at £2.465 per share expire on April 19, 2009, options to subscribe for 731,428 shares at £0.4375 per share expire on January 30, 2010, options to subscribe for 320,000 shares at £1.25 per share expire on January 30, 2011 and options to subscribe for 436,019 shares at £1.055 per share expire on February 4, 2012.

(4)	Options to subscribe for 131,520 shares at £1.224 per share expire on March 10, 2006, options to subscribe for 8,480 shares at £1.224 per share expire on March 10, 2009, options to subscribe for 3,187 shares at £6.155 per share expire on May 21, 2010, options to subscribe for 20,962 shares at £6.155 per share expire on May 21, 2007, options to subscribe for 62,909 shares at £3.815 per share expire on May 22, 2008, options to subscribe for 100,000 shares at £2.465 per share expire on April 19, 2009, options to subscribe for 914,285 shares at £0.4375 per share expire on January 30, 2010, options to subscribe for 400,000 shares at £1.25 per share expire on January 30, 2011 and options to subscribe for 592,417 shares at £1.055 per share expire on February 4, 2012.

(5)	Options to subscribe for 223,515 shares at £2.1475 per share expire on May 26, 2009, options to subscribe for 731,428 shares at £0.4375 per share expire on January 30, 2010, options to subscribe for 288,000 shares at £1.25 per share expire on January 30, 2011 and options to subscribe for 379,147 shares at £1.055 per share expire on February 4, 2012.

(6)	Options to subscribe for 140,000 shares at £1.224 per share expire on March 10, 2006, options to subscribe for 3,736 shares at £6.155 per share expire on May 21, 2010, options to subscribe for 17,615 shares at £6.155 per share expire on May 21, 2007, options to subscribe for 2,091 shares at £3.35 per share expire on May 13, 2011 and options to subscribe for 22,909 shares at £3.35 per share expire on May 13, 2008, options to subscribe for 50,000 shares at £2.465 per share expire on April 19, 2009, options to subscribe for 731,428 shares at £0.4375 per share expire on January 30, 2010, options to subscribe for 288,000 shares at £1.25 per share expire on January 30, 2011 and options to subscribe for 398,104 shares at £1.055 per share expire on February 4, 2012.

(7)	Options to subscribe for 140,000 shares at £1.224 per share expire on March 10, 2006 and options to subscribe for 25,000 shares at £6.155 per share expire on May 21, 2007.

(8)	Options to subscribe for 206,896 shares at £2.465 per share expire on April 19, 2009, options to subscribe for 777,142 shares at £0.4375 per share expire on January 30, 2010, options to subscribe for 320,000 shares at £1.25 per share expire on January 30, 2011 and options to subscribe for 473,934 shares at £1.055 per share expire on February 4, 2012.

(9)	Mark Templeton was appointed to the board on December 23, 2004. Options to subscribe for 449,561 shares at £0.39 expire on April 17, 2010, options to subscribe for 1,078,947 shares at £0.25 per share expire on November 4, 2011, options to subscribe for 449,561 shares at £0.47 per share expire on October 22, 2013, options to subscribe for 170,832 shares at £0.70 per share expire on August 19, 2014 and options to subscribe for 498,774 shares at £1.055 per share expire on February 4, 2012.

(10)	Lucio Lanza was appointed to the board on December 23, 2004. Options to subscribe for 89,912 shares at £0.57 per share expire on February 16, 2010, options to subscribe for 7,498 shares at £0.22 per share expire on April 15, 2011, options to subscribe for 26,236 shares at £0.44 per share expire on February 6, 2012, options to subscribe for 588,134 shares at £0.50 per share expire on April 8, 2013, options to subscribe for 577,615 shares at £0.66 per share expire on April 8, 2014 and options to subscribe for 411,421 shares at £0.55 per share expire on March 10, 2014.

(11)	Simon Segars was appointed to the board on January 4, 2005. Options to subscribe for 5,920 shares at £1.224 per share expire on March 10, 2009, options to subscribe for 134,080 shares at £1.224 per share expire on March 10, 2006, options to subscribe for 6,155 shares at £6.155 per share expire on May 21, 2007, options to subscribe for 6,792 shares at £3.35 per share expire on May 13, 2011, options to subscribe for 33,208 shares at £3.35 per share expire on May 13, 2008, options to subscribe for 40,000 shares at £2.465 per share expire on April 18, 2009, options to subscribe for 425,142 shares at £0.4375 per share expire on January 30, 2010, options to subscribe for 224,000 shares at £1.25 per share expire on January 30, 2011 and options to subscribe for 341,232 shares at £1.055 per share expire on February 4, 2012.

(12)	Philip Rowley was appointed to the board on January 4, 2005.

(13)	Jeremy Scudamore was appointed to the board on April 26, 2004.

Share Option Schemes and Plans

     The Company operates the following share option schemes and plans under which employees may acquire shares: the ARM Holdings plc Executive Share Option Scheme (the “Executive Scheme”), the ARM Holdings plc Unapproved Share Option Scheme (the “Unapproved Scheme”), the ARM Holdings plc Unapproved Share Option Scheme French Operation (the “French Scheme”), the ARM Holdings plc Unapproved Share Option Scheme Belgian Operation (the “Belgian Scheme”) the ARM Holdings plc Savings Related Share Option Scheme (the “Save As Your Earn Scheme” or “SAYE Scheme”), the ARM Holdings plc Stock Option Plan (the “US Incentive Stock Option Scheme” or “US ISO Scheme”) and the ARM Holdings plc Savings Related Share Option Plan (the “Savings Related Plan”) (together, the “Schemes and Plans”). Upon the acquisition of Artisan in 2004, the Company assumed the share plans of Artisan, namely the 1993 Plan, the 1997 Plan, the 2000 Plan, the 2003 Plan, the Director Plan, the Executive Plan and the ND00 Plan. Following the acquisition of Artisan, the Artisan plans were closed to new grants. The Company has also established an employee trust and a Qualifying Employee Share Ownership Trust (“QUEST”). None of the benefits under the Schemes and Plans are pensionable. Options granted under the SAYE Scheme and the Savings Related Plan are at an option price equal to not less than 85% of the market value of the shares.

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

Executive Scheme

     Eligibility. All employees (excluding executive directors) of the Company and any subsidiaries of the Company (designated by the directors) who are not within two years of their normal retirement date are eligible to participate in the Executive Scheme.

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

     Limitation on Employee Participation. An employee’s participation is limited so that the aggregate price payable for shares under option at any one time does not exceed £30,000. This limit applies to options granted under the Executive

Scheme and any other UK Inland Revenue approved executive share option scheme established by the Company or associated companies.

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

     Issues of Shares. Shares issued on the exercise of options will rank equally with shares of the same class in issue on the date of allotment except in respect of rights arising by reference to a prior record date. The rules provide for application to be made to the London Stock Exchange for admission to listing of shares which may be issued under the Executive Scheme.

     Variation in Share Capital. Options may be adjusted following certain variations in the share capital of the Company including a capitalization or rights issue.

     Termination of the Executive Scheme. No options may be granted under the Executive Scheme after the tenth anniversary of the adoption of the Executive Scheme.

Unapproved Scheme

     The Unapproved Scheme is substantially the same as the Executive Scheme except that the £30,000 limit on individual participation does not apply. Instead, the Board of Directors shall consider any limits on the grant of options to employees having regard to the performance of the employee and prevailing market practice. At the 2001 Annual General Meeting the Chairman of the Company stated that the Company’s internal policy is never to issue options to a value of more than two times salary in any one year, provided however, that the Company may, in exceptional circumstances, offer options up to five times annual salary for the recruitment of a key individual.

     Options granted to executive directors are exercisable on or after the seventh anniversary of the date of grant, vesting may be accelerated if a performance condition is satisfied, in which case the options are exercisable on or after the third anniversary of grant. For options granted in 2004 and 2005, 50% of the shares under option will vest after three years if the Company achieves average real EPS growth of 12.5% over the performance period. If average real EPS growth of at least 33.1% is achieved over the performance period, 100% of the shares under option will vest after three years. The Remuneration Committee has a discretion to amend or waive the performance condition in certain circumstances. Options granted to persons other than the executive directors are normally exercisable over 4 years, as to 25% of the shares covered by the option on the first anniversary following grant, and 25% on or after each subsequent anniversary. All employees of ARM Limited at the year end are eligible to receive options under the Annual Share Grant which typically occurs in late January following the results announcement of the previous year. These options are exercisable over four years, as to 25% of the shares covered by the option on December 31 following grant, and 25% on or after each subsequent December 31. All options expire on the seventh anniversary of their grant.

     Performance Condition. The Remuneration Committee may grant options subject to a performance condition aimed at linking the exercise of options to sustained improvements in the underlying financial performance of the Company.

Long Term Incentive Plan

     A Long Term Incentive Plan was approved by shareholders at the 2003 Annual General Meeting. Conditional share awards held by directors are as follows:

Director	Performance period ending December 31,	Award date	Market price at date of award £	As at January 1, 2004 Number	Conditional award Number	As at December 31, 2004 Number	Vesting date

Warren East	2005	July 25, 2003	0.805	248,447	–	248,447	January 2006

Director	Performance period ending December 31,	Award date	Market price at date of award £	As at January 1, 2004 Number	Conditional award Number	As at December 31, 2004 Number	Vesting date

	2006	November 3, 2004	1.005	–	248,756	248,756	January 2007

				248,447	248,756	497,203

Tim Score	2005	July 25, 2003	0.805	211,180	–	211,180	January 2006
	2006	November 3, 2004	1.005	–	199,005	199,005	January 2007

				211,180	199,005	410,185

Tudor Brown	2005	July 25, 2003	0.805	198,758	–	198,758	January 2006
	2006	November 3, 2004	1.005	–	199,005	199,005	January 2007

				198,758	199,005	397,763

Mike Muller	2005	July 25, 2003	0.805	198,758	–	198,758	January 2006
	2006	November 3, 2004	1.005	–	179,104	179,104	January 2007

				198,758	179,104	377,862

Mike Inglis	2005	July 25, 2003	0.805	198,758	–	198,758	January 2006
	2006	November 3, 2004	1.005	–	179,104	179,104	January 2007

				198,758	179,104	377,862

     Conditional awards will vest to the extent that the performance criteria are satisfied over a three-year performance period from January 1 of the year of award, and no re-testing thereafter is possible. The performance conditions are based on the Company’s TSR (Total Shareholder Return) when measured against that of two comparator groups (each testing half of the shares comprised in the award). The first index comprises UK companies across all sectors (FTSE 250) and the second comprises predominantly US companies within the Hi Tech sector (FTSE Global Technology Index). For each comparator group, the number of shares that may vest may be up to a maximum of 200% of the shares if the Company’s TSR ranks in the upper decile, 50% will vest in the event of median performance and between median and upper decile performance vesting will increase on a straight-line basis. No shares will be received for below-median performance. In addition, no shares will vest unless the committee is satisfied that there has been a sustained improvement in the underlying financial performance of the Company.

French Scheme

     The French Scheme is substantially the same as the Executive Scheme, except that it has been structured to enable options granted under it to provide tax benefits for employees in France. Options granted under the French Scheme are not subject to performance conditions. The rules of the French Scheme state that options may not be exercised until the fourth anniversary of grant.

The Incentive Stock Option Plan

     The Incentive Stock Option Plan is substantially the same as the Unapproved Scheme, except that it has been structured to enable options granted under it to qualify as incentive stock options for the purpose of the US Internal Revenue Code and therefore provide tax benefits for employees in the United States.

     Options granted under the Incentive Stock Option Plan are not subject to performance conditions. The rules of the Incentive Stock Option Plan state that options may not be exercised after the fifth anniversary of grant. Options granted to new employees are normally exercisable over 4 years, as to 25% of the shares covered by the option on the first anniversary following grant, and 25% on or after each subsequent anniversary. In addition, all employees of ARM Limited at the year end are eligible to receive options under the Annual Share Grant which typically occurs in late January following the results announcement of the previous year. These options are exercisable over four years, as to 25% of the shares covered by the option on December 31 following grant, and 25% on or after each subsequent December 31. All options expire on the seventh anniversary of their grant.

Belgian Scheme

     The Belgian Scheme is substantially the same as the Executive Scheme, except that it has been structured to enable options granted under it to provide tax benefits for employees in Belgium. Options granted under the Belgian Scheme are not subject to performance conditions. The rules of the Belgian Scheme state that the options may not be exercised until the first January following the third anniversary of grant.

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

     The ESOP was funded initially through an interest free loan totaling approximately £1.4 million. The trustee is likely to repay the loan from cash contributions from the employing companies. The trustee acquired 5,000,000 shares at the Company’s Initial Public Offering. Conditional awards under the Company’s Long Term Incentive Plan have been granted over these shares at December 31, 2004 but no awards have been made since the ESOP was created.

     As at December 31, 2004 and 2003 the trust held 5,000,000 shares (nominal value £2,500) with a market value of £5,525,000 at December 31, 2004 (2003: £6,425,000). All costs relating to the scheme are dealt with in the profit and loss account as they accrue and the trust has waived the right to receive dividends of over and above 0.01 pence per share on all shares held.

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

     Treasury stock includes £6,047,000 relating to 713,034 shares held by the Company’s QUEST, which was established by the Company during 1999 to acquire new shares in the Company for the benefit of employees and directors of the Company. During 2004, 8,046 (2003: 1,075,674) shares were allocated to satisfy employees’ and directors’ exercises under the Company’s Save As You Earn Scheme. The shares held by the QUEST are valued at cost. The market value of the shares at December 31, 2004 was £788,000 (2003: £927,000).

     The trust has waived the right to receive dividends on the shares held by QUEST, and all costs relating to the scheme are dealt with in the profit and loss account as they accrue.

     The cost of the shares has been treated as treasury stock. The excess of the subscription price over the nominal value has been taken to additional paid in capital.

Amendments to the Schemes and Plans

     The directors may amend the Schemes and Plans, except that any amendment relating to the identity of optionholders, the limitations on their benefits, the number of shares which may be issued under the Schemes and Plans, the basis for determining an optionholder’s entitlement to shares (other than provided for in accordance with the rules) or the adjustment of rights for optionholders in the event of a variation in share capital may not be made to the advantage of optionholders without prior approval of the shareholders of the Company in general meeting, except for minor amendments relating to tax and administrative matters. Amendments to the Executive Scheme and the SAYE Scheme are subject to the prior approval of the UK Inland Revenue, while they are to retain their approved status.

Limits

     In any five year period, not more than 10% of the issued ordinary share capital of the Company may in aggregate be issued or issuable under the Schemes and Plans and any other employee share schemes or plans operated by the Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     The following table sets forth certain information as at May 14, 2005, with respect to each person who is known by the Company to be the beneficial owner of more than 3% of outstanding shares.

     Beneficial ownership is determined in accordance with the rules of the US Securities and Exchange Commission and includes voting or investment power with respect to the securities. As at May 14, 2005, the number of our shares held in the US in the form of ordinary shares or ADSs amounts to approximately 16.4% of our total outstanding share capital. There are 163 holders of record of our shares in the US. We believe that the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The shareholders listed below have the same voting rights as our other shareholders. As far as the Company is aware, it is neither directly nor indirectly owned or controlled by one or more corporations or by any government.

     As at May 14, 2005, which is the most recent practicable date prior to the date of this annual report, except as noted below, we are not aware of:

  any arrangements that might lead to a change in control of our business,

  any person who is interested in 3% or more of our capital, or any person who can, will or could directly or indirectly, jointly or severally, exercise control over us.
Name	Shares Beneficially Owned (Number)	Percent

Fidelity Investments	149,598,889	11.08
Capital Group	135,408,367	10.03
Janus Capital Group Company	57,804,999	4.28
Legal & General Investment Management	48,845,820	3.54
American Century Investments	43,165,149	3.13

RELATED PARTY TRANSACTIONS

     During the year, the Company paid royalties of £411,000 (2003: £nil, 2002: £nil) and made cross-license payments of £14,000 (2003: £453,000, 2002: £nil) to Superscape Group plc, a company in which Mike Inglis, an executive director of ARM, is a non-executive director. £nil (2003: £392,000) was owed to Superscape at December 31, 2004. Also during 2004, the Company received license fees of £209,000 (2003: £157,000, 2002: £nil) and support and maintenance income of £37,000 (2003: £nil, 2002: £nil) from CSR plc, a company in which John Scarisbrick, a non-executive director of ARM, became a non-executive director during the year. £nil was owed by CSR at December 31, 2004 (2003: £183,799).

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     Consolidated financial statements are set forth under “Item 18. Financial Statements.”

LEGAL PROCEEDINGS

     In May 2002, Nazomi Communications, Inc. (“Nazomi”) filed suit against ARM alleging willful infringement of Nazomi’s US Patent No. 6,332,215. ARM answered Nazomi’s complaint in July 2002 denying infringement. ARM moved for summary judgment and a ruling that the technology does not infringe Nazomi’s patent. The United States District Court for the Northern District of California granted ARM’s motion, and Nazomi appealed the District Court’s ruling. On September 7, 2004, the Court of Appeals for the Federal Circuit heard the appeal and issued its decision on April 11, 2005. Because, in the opinion of the Court of Appeals for the Federal Circuit, the District Court did not construe the disputed claim term in sufficient detail for appellate review, the Court of Appeals for the Federal Circuit remanded the dispute back to the District Court for further analysis. The Court of Appeals’ decision does not reverse the original decision of the District Court. A supplementary Markman hearing to assist in a more detailed claim construction analysis is set for September 16, 2005. Based on legal advice received to date, ARM has no cause to believe that the effect of the original ruling by the District Court will not be upheld.

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

     Motorola/Freescale. STMicroelectronics, Inc. had accused Motorola, Inc. (“Motorola”) (STMicroelectronics, Inc v. Motorola, Inc., United States District Court, Eastern District of Texas, Sherman Division, Civil Action No. 4:03CV276) of infringing several of its patents. Motorola counterclaimed with allegations that STMicroelectronics, Inc. and STMicroelectronics N.V. infringe several Motorola patents, including Motorola’s US Patent No. 5,084,814 (the “814 Patent”). Motorola alleged that products based on ARM’s processor designs infringe the 814 Patent. ARM has been closely involved in the defense of this litigation to the extent that it concerns the 814 Patent and is confident that the subject technology does not infringe the 814 patent. ARM has been informed that the parties to the litigation have agreed upon the final terms of settlement of this litigation. The terms of the settlement are not known to ARM. ARM believes that it has now fully satisfied its indemnification obligations with respect to this litigation. Motorola also accused Analog Devices, Inc. (Motorola, Inc. v. Analog Devices, Inc., United States District Court, Eastern District of Texas, Beaumont Division, Civil Action No. 1:03-CV-0131) of infringing several of its patents including Motorola’s 814 Patent. Motorola alleged that products based on ARM’s processor designs infringe the 814 Patent. ARM has been informed by Motorola that this litigation between Analog Devices, Inc. and Motorola has been settled. The terms of the settlement have not been disclosed to ARM.

     On November 4, 2004, ARM entered into an agreement with Freescale Semiconductor, Inc. (“Freescale”) which, subject to certain exceptions and conditions, will permit ARM to license a broad range of ARM developed technology on the understanding that Freescale will not assert any of the patents in its substantial patent portfolio (which includes the 814 Patent) against such technology. In consideration for the substantial benefit to ARM and its licensees of this agreement, ARM will pay Freescale $13.3 million in four equal, semi-annual installments over the next two years.

     Matsushita. Matsushita Electric Industrial Co., Ltd. accused Samsung Semiconductor, Inc. (“Samsung”) (Matsushita Electric Industrial Co., Ltd. v. Samsung Electronics Co., Ltd. et al (Civil Action No. 02-CV-336)) of infringing several of its patents. Samsung counterclaimed with allegations that Matsushita infringes several Samsung patents, including Samsung’s US Patent No. 5,781,750 (the “750 Patent”) and US Patent No. 6,076,155 (the “155 Patent”). Samsung alleged that products based on ARM’s processor designs infringe the 750 Patent and the 155 Patent. ARM is confident that the subject technology does not infringe the 750 Patent or the 155 Patent. Any liability for ARM with respect to this litigation would arise through a claim of indemnification in which ARM’s liability is limited to $1 million. In January 2005, ARM was informed that the parties to the litigation had settled. The terms of the settlement are not known to ARM. ARM has not received any claim for indemnification with respect to this litigation.

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

     The following table sets forth, for the periods indicated, the high and low sales price of the ordinary shares reported on the London Stock Exchange:

	Price per Share

	High	Low

Annual prices:
2000	£10.02	£4.40
2001	5.67	1.86
2002	4.03	0.38
2003	1.36	0.43
2004	1.45	0.79
Quarterly prices:
2003:
First Quarter	0.58	0.43
Second Quarter	0.84	0.50
Third Quarter	1.17	0.65
Fourth Quarter	1.36	1.01
2004:
First Quarter	1.44	1.09
Second Quarter	1.27	1.03
Third Quarter	1.17	0.79
Fourth Quarter	1.11	0.85
2005:
First Quarter	1.14	0.97
Second Quarter (through May 16)	1.06	0.94
Monthly prices:
November 2004	1.06	0.98
December 2004	1.11	1.02
January 2005	1.11	0.97
February 2005	1.08	1.01
March 2005	1.14	1.03
April 2005	1.04	0.94
May 2005 (through May 16)	1.06	0.97

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

	Price per ADS

	High	Low

Annual prices:
2000	$48.60	$18.31
2001	25.69	8.39
2002	17.10	1.96
2003	6.94	2.25
2004	7.80	4.27
Quarterly prices:
2003:
First Quarter	2.77	2.25
Second Quarter	4.15	2.43
Third Quarter	5.73	3.50
Fourth Quarter	6.94	5.12

	Price per ADS

	High	Low

2004:
First Quarter	7.80	6.00
Second Quarter	7.03	5.48
Third Quarter	6.40	4.27
Fourth Quarter	6.37	4.50
2005:
First Quarter	6.53	5.49
Second Quarter (through May 16)	5.84	5.40
Monthly prices:
November 2004	5.91	5.34
December 2004	6.37	5.88
January 2005	6.19	5.49
February 2005	6.29	5.74
March 2005	6.53	5.76
April 2005	5.84	5.40
May 2005 (through May 16)	5.85	5.51

ITEM 10. ADDITIONAL INFORMATION

CORPORATE GOVERNANCE

Differences in our corporate governance and Nasdaq corporate governance practices

     In February 2005, the SEC approved Nasdaq’s new corporate governance rules for listed companies. Under these new rules, as a Nasdaq-listed foreign private issuer, we must disclose any significant ways in which our corporate governance practices differ from those followed by US companies under Nasdaq listing standards. We believe the following to be the significant differences between our corporate governance practices and Nasdaq corporate governance rules applicable to US companies.

Independent Directors

     The Company complies, and complied throughout 2004, with the new 2003 UK Combined Code appended to the Listing Rules of the UK Financial Services Authority, save for the requirement that at least half the board (excluding the Chairman) should comprise independent non-executive directors. The board currently comprises seven executive directors, six independent non-executive directors and the Chairman. The board has considered the overall balance between executive and non-executive directors and believes that the number of executive directors is fully justified by the contribution made by each of them. To increase the size of the board further following the appointments made in late December 2004 and early January 2005 to meet this particular provision is not considered appropriate in light of the need for efficient working practices.

     Nomination of Directors. The nomination committee leads the process for board appointments and makes recommendations to the board in relation to new appointments of executive and non-executive directors and on board composition and balance. It is chaired by Sir Robin Saxby, and the other members are Peter Cawdron, Doug Dunn, John Scarisbrick and Lucio Lanza, who joined the committee on his appointment as a director on December 23, 2004.

Shareholder Approval

     Stock option plans. The directors may amend the Schemes and Plans, except that any amendment relating to the identity of optionholders, the limitations on their benefits, the number of shares which may be issued under the Schemes and Plans, the basis for determining an optionholder’s entitlement to shares (other than provided for in accordance with the rules) or the adjustment of rights for optionholders in the event of a variation in share capital may not be made to the advantage of optionholders without prior approval of the shareholders of the Company in general meeting, except for minor amendments relating to tax and administrative matters. Amendments to the Executive Scheme and the SAYE Scheme are subject to the prior approval of the UK Inland Revenue, while they are to retain their approved status.

     Other transactions. Nasdaq listing standards require listed companies to obtain shareholder approval prior to the issuance of securities in certain circumstances related to a change of control of the issuer, the acquisition of the stock or assets of another company under certain circumstances and in connection with certain transactions involving the sale, issuance or potential issuance of 20% or more of common stock or voting power of the issuer. As a foreign private issuer, the Company complies with corporate governance practices customary in its home jurisdiction, the United Kingdom. While not dealing directly with the transactions enumerated in the Nasdaq listing requirements, there are various provisions requiring shareholder vote, which can best be summarized as follows.

     Unless a special or extraordinary resolution is required by law or the Articles, voting in a general meeting is by ordinary resolution. An ordinary resolution (e.g., a resolution for the election of directors, the approval of financial statements, the declaration of a final dividend, the appointment of auditors, the increase of authorized share capital or the grant of authority to allot shares), in the case of a vote by show of hands, requires the affirmative vote of a majority of the shareholders present in person or by proxy who vote on the resolution, or, on a poll, a majority of the votes actually cast by those present in person or by proxy. A special resolution (e.g., a resolution amending the Memorandum of or Articles of Association, changing the name of the Company or waiving the statutory pre-emption rights which would otherwise apply to any allotment of equity securities), the voting for which must be taken on a poll, requires at least three-fourths of the votes actually cast on the resolution by those present in person or by proxy. In the case of a tied vote, whether on a show of hands or on a poll, the chairman of the meeting is entitled to cast a deciding vote in addition to any other vote he may have.

     Subject to certain restrictions, on April 26, 2004, the directors were generally and unconditionally authorized for the purpose of Section 80 of the UK Companies Act 1985 to exercise all or any powers of the Company to allot relevant securities (within the meaning of that Section) up to an aggregate nominal amount of £170,500 (i.e., a total of 341,000,000 shares) for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) on April 25, 2009 (on terms that, during such period, the Company may make an offer or agreement which would or might require relevant securities to be allotted after the expiry of such period). On April 26, 2004, the directors were empowered (within the scope of the general authorization referred to above) to allot new shares for cash, and to sell for cash any shares which the Company may hold in treasury, otherwise than to shareholders in proportion to existing holdings, up to an aggregate nominal amount of £25,500 (51,000,000 ordinary shares of 0.05p each).

     Under the rules of the UK Listing Authority, shareholder approval is usually required for an acquisition or disposal by a listed company if, generally, the size of the company or business to be acquired or disposed of represents 25% or more of the assets, profits, turnover or gross capital of the listed company or if the consideration to be paid represents 25% or more of the aggregate market value of the listed company’s equity shares. Shareholder approval may also be required for an acquisition or disposal of assets between a listed company and parties, including: (a) directors or shadow directors of the company or its subsidiaries; (b) any person who is, or was in the last 12 months preceding the date of the transaction, a holder of 10% or more of the nominal value of any class of the company’s or any holding company’s or its subsidiary’s shares having the right to vote in all circumstances at general meetings; or (c) any of the associates or persons described in (a) or (b).

Quorum

     We comply with the relevant quorum standards applicable to companies in the United Kingdom, as set forth in our Memorandum and Articles of Association summarized below.

Peer Review

     The Company’s auditors are registered with the US Public Company Accounting Oversight Board and, therefore, are subject to its inspection regime.

MEMORANDUM AND ARTICLES OF ASSOCIATION

     The following summarizes certain rights of holders of shares. The following summary does not purport to be complete and is qualified in its entirety by reference to the Memorandum and Articles of Association of the Company, a copy of which has been filed as an exhibit hereto.

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

Voting Rights

     Subject to disenfranchisement in the event of (i) non-payment of any call or sum due and payable in respect of any ARM ordinary share or (ii) a shareholder, or other person interested in ARM ordinary shares held by a shareholder, being in default for a period of 14 days of a notice requiring them to supply ARM with information under Section 212 of the UK Companies Act 1985, on a show of hands every shareholder who is present in person has one vote and, on a poll, every shareholder present in person or by proxy or by representative has one vote for each share held. In the case of joint holders of ordinary shares the vote of the person whose name stands first in the share register in respect of the shares who tenders a vote, whether in person or by proxy, is accepted to the exclusion of any votes tendered by any other joint holders. Proxies appointed by certain depositaries (including The Bank of New York as depositary) can vote on a show of hands upon having been validly appointed for the relevant meeting.

     Voting at any general meeting is by a show of hands unless a poll is demanded. A poll is required for any special or extraordinary resolution which is proposed. A poll may be demanded by (i) the chairman of the meeting, (ii) not less than five shareholders present in person or by proxy and entitled to vote, (iii) any shareholder or shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at such meeting or (iv) any shareholder or shareholders present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right. Where a poll is not demanded, the interests of beneficial owners of shares who hold through a nominee, such as a holder of an ADR, may not be reflected in votes cast on a show of hands if such nominee does not attend the meeting or receives conflicting voting instructions from different beneficial owners for whom it holds as nominee. A nominee such as a depositary is able to appoint any ADR holder as its proxy in respect of the ADR holders’ underlying ordinary shares. Since under English law voting rights are only conferred on registered holders of shares, a person holding through a nominee may not directly demand a poll unless such person has been appointed as the nominee’s proxy with respect to the relevant meeting.

     Unless a special or extraordinary resolution is required by law or the Articles (see below), voting in a general meeting is by ordinary resolution. An ordinary resolution (e.g., a resolution for the election of directors, the approval of financial statements, the declaration of a final dividend, the appointment of auditors, the increase of authorized share capital or the grant of authority to allot shares), in the case of a vote by show of hands, requires the affirmative vote of a majority of the shareholders present in person or by proxy who vote on the resolution, or, on a poll, a majority of the votes actually cast by those present in person or by proxy. A special resolution (e.g., a resolution amending the Memorandum of or Articles of Association, changing the name of the Company or waiving the statutory pre-emption rights which would otherwise apply to any allotment of equity securities), the voting for which must be taken on a poll, requires at least three-fourths of the votes actually cast on the resolution by those present in person or by proxy. In the case of a tied vote, whether on a show of hands or on a poll, the chairman of the meeting is entitled to cast a deciding vote in addition to any other vote he may have.

     The Articles of Association provide that holders of ADRs are entitled to attend, speak and vote on a poll or show of hands, at any general meeting of the Company by The Bank of New York, as the depositary, as proxies in respect of the underlying ordinary shares represented by the ADRs. Each such proxy may also appoint a substitute proxy. Alternatively, holders of ADRs are entitled to vote on a poll by supplying their voting instructions to the depositary, who will vote the ordinary shares underlying their ADRs on their behalf.

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

Dividends

     The Company may by ordinary resolution declare dividends but no such dividend shall exceed the amount recommended by the directors. If and so far as in the opinion of the directors the profits of the Company justify such payments, the directors may also from time to time pay interim dividends of such amounts and on such dates and in respect of such periods as they think fit. The directors may also pay fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed dates on the half-yearly or other dates prescribed for the payment thereof. Subject to the extent that rights attached to any shares or the terms of issue thereof provide otherwise, all dividends shall be apportioned and paid proportionately to the amounts paid up during any portion or portions of the period in respect of which the dividend is paid. No amount paid on a share in advance of calls shall be treated as paid on the share. Dividends may be paid in such currency as the Board of Directors may decide; however, the Company intends to pay cash dividends denominated in pounds sterling.

     No dividend shall be paid otherwise than out of profits available for distribution (determined in accordance with the provisions of the UK Companies Act 1985). No dividend or other moneys payable on or in respect of a share shall bear interest as against the Company. Any dividend unclaimed after a period of 12 years from the date on which such dividend was declared or became due for payment shall be forfeited and shall revert to the Company. With the sanction of an ordinary resolution and the recommendation of the Board of Directors, payment of any dividend may be satisfied wholly or in part by the distribution of specific assets and in particular of paid up shares or debentures in any other company. The Board of Directors may, if authorized by an ordinary resolution, offer a scrip dividend to ordinary shareholders.

Winding Up

     If the Company shall be wound up, the liquidator may, with the authority of an extraordinary resolution of the Company: (i) divide amongst the members in specie or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and, for that purpose, set such value as he deems fair upon any property to be divided and determine how the division shall be carried out between the members; or (ii) vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator shall think fit; but no member shall be compelled to accept any shares or other property in respect of which there is a liability.

Issues of Shares and Pre-emptive Rights

     Without prejudice to any special rights previously conferred on the holders of any issued shares or class of shares, any share in the Company may be issued with such preferred, deferred or other special rights, or subject to such restrictions, whether as regards dividend, return of capital, voting or otherwise, as an ordinary resolution of a general meeting of shareholders may from time to time determine (or, in the absence of any such determination, as the Board of Directors may determine). The Company may issue redeemable shares provided that there are shares outstanding at the time which are not redeemable at the relevant time.

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

     The UK Companies Act 1985 confers on shareholders, to the extent not disapplied, rights of pre-emption in respect of the issue of equity securities that are, or are to be, paid up wholly in cash. The term “equity securities” means: (i) shares other than shares which, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution and other than shares allotted pursuant to an employees’ shares scheme: and (ii) rights to subscribe for, or to convert securities into, such shares. These provisions may be disapplied by a special resolution of the shareholders, either generally or specifically, for a maximum period not exceeding five years.

     Subject to the restrictions summarized below, on April 26, 2004, the directors were generally and unconditionally authorized for the purpose of Section 80 of the UK Companies Act 1985 to exercise all or any powers of the Company to allot relevant securities (within the meaning of that Section) up to an aggregate nominal amount of £170,500 (i.e., a total of 341,000,000 shares) for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) on April 25, 2009 (on terms that, during such period, the Company may make an offer or agreement which would or might require relevant securities to be allotted after the expiry of such period). On April 26, 2004, the directors were empowered (within the scope of the general authorization referred to above) to allot new shares for cash, and to sell for cash any shares which the Company may hold in treasury, otherwise than to shareholders in proportion to existing holdings, up to an aggregate nominal amount of £25,500 (51,000,000 ordinary shares of 0.05p each).

     The directors have also been empowered pursuant to Section 95 of the UK Companies Act 1985 to allot equity securities (within the meaning of Section 94(2) of the UK Companies Act 1985) for cash pursuant to the authority described above as if Section 89(1) of the UK Companies Act 1985 did not apply to any such allotment (on terms that the Company may make an offer or agreement which would or might require equity securities to be allotted after the expiry of such authority), such power to be limited to (a) allotments of equity securities in connection with an offer of such securities open for acceptance for a period fixed by the directors to holders of shares on the register on the record date fixed by the directors in proportion to their prospective holdings, but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognized regulatory body or any stock exchange, in any territory; and (b) the allotment (otherwise than as described in (a) above) of equity securities for cash up to an aggregate nominal amount equal to 5% of the issued share capital of the Company.

Transfer of Shares

     Any holder of ordinary shares which are in certificated form may transfer in writing all or any of such holder’s shares in any usual or common form or in any other form which the directors may approve and may be made under hand only. The instrument of transfer of a share which is in certificated form shall be signed by or on behalf of the transferor and (except in the case of fully paid shares which are in certificated form) by or on behalf of the transferee. All instruments of transfer which are registered may be retained by the Company. All transfers of shares which are in uncertificated form may be effected by means of the CREST settlement system.

     The directors may in their absolute discretion and without assigning any reason therefor refuse to register any transfer of shares (not being fully paid shares) which are in certificated form provided that, where such shares are admitted to the Official List maintained by the UK Listing Authority, such discretion may not be exercised in such a way as to prevent dealings in the shares of that class on a proper and open basis. The directors may also refuse to register an allotment or transfer of shares (whether fully paid or not) to more than four persons jointly. The directors may also refuse to register a transfer of shares which are in certificated form unless the instrument of transfer is both (i) in respect of only one class of shares, and (ii) lodged at the transfer office accompanied by the relevant share certificate(s) and such other evidence as the directors may reasonably require to show the right of the transferor to make such transfer. The registration of transfers may be suspended at such times and for such periods (not exceeding 30 days in any year) as the directors may from time to time determine and either generally or in respect of any class of shares, except that, in the case of shares held in the CREST settlement system, the registration of transfers shall not be suspended without the consent of CRESTCo Limited, the operator of the CREST settlement system.

Disclosure of Interests

     Section 198 of the UK Companies Act 1985 provides that a person (including a company and other legal entities) that acquires an interest of 3% or more of any class of shares (including through ADRs) that comprise part of a company’s “relevant share capital” (i.e., the company’s issued share capital carrying the right to vote in all circumstances at a general meeting of the company) is required to notify the company of its interest within two business days following the day on which the notification obligation arises. After the 3% level is exceeded, similar notifications must be made in respect of increases or decreases of 1% or more.

     For the purposes of the notification obligation, the interest of a person in shares means any kind of interest in shares including interests in any shares: (i) in which a spouse, or child or stepchild under the age of 18, is interested, (ii) in which a corporate body is interested and either (a) that corporate body or its directors generally act in accordance with that person’s directions or instructions or (b) that person controls one-third or more of the voting power of that corporate body, or (iii) in which another party is interested and the person and that other party are parties to a “concert party” agreement under Section 204 of the UK Companies Act 1985. A concert party agreement is one which provides for one or more parties to acquire interests in shares of a particular company and imposes obligations or restrictions on any one of the parties as to the use, retention or disposal of such interests acquired pursuant to such agreement and any interest in the company’s shares is in fact acquired by any of the parties pursuant to the agreement. Certain interests (e.g., those held by certain investment fund managers) may be disregarded for the purposes of calculating the 3% threshold, but the disclosure obligation will still apply where such interests exceed 10% or more of any class of the company’s relevant share capital and to increases or decreases of 1% or more thereafter.

     In addition, Section 212 of the UK Companies Act 1985 gives the Company the power by written notice to require a person whom the Company knows or has reasonable cause to believe to be, or to have been at any time during the three years immediately preceding the date on which the notice is issued, interested in its voting shares to confirm that fact or to indicate whether or not that is the case and, where such person holds or during the relevant time had held an interest in such shares, to give such further information as may be required relating to such interest and any other interest in the shares of which such person is aware.

     Where any such notice is served by a company under the foregoing provisions on a person who is or was interested in shares of the company and that person fails to give the company any information required by the notice within the time specified in the notice, the company may apply to the English court for an order directing that the shares in question be subject to restrictions prohibiting, among other things, any transfer of those shares, the exercise of the voting rights in respect of such shares, the taking up of rights in respect of such shares and, other than in liquidation, payments in respect of such shares. In this context, the term “interest” is widely defined and will generally include an interest of any kind whatsoever in voting shares, including the interest of a holder of an ADR.

     A person who fails to fulfill the obligations imposed by Section 198 and 212 of the UK Companies Act 1985 described above is subject to criminal penalties.

Restrictions on Voting

     No shareholder shall, unless the directors otherwise determine, be entitled in respect of any share held by him to vote either personally or as a proxy if any call or other sum payable by him to the Company in respect of that share remains unpaid.

     If a shareholder, or a person appearing to be interested in shares held by such shareholder, has been duly served with a notice under Section 212 of the UK Companies Act 1985 (as described above) and is in default for a period of 14 days in supplying to the Company the information thereby required, then (unless the directors otherwise determine) the shareholder shall not (for so long as the default continues) nor shall any transferee to whom any such shares are transferred (other than pursuant to an approved transfer (as defined in the Articles) or pursuant to the paragraph below), be entitled to attend or vote either personally or by proxy at a shareholders’ meeting or exercise any other right conferred by membership in relation to shareholders’ meetings in respect of the shares in relation to which the default occurred (“default shares”) or any other shares held by the shareholder.

     Where the default shares represent 0.25% or more of the issued shares of the class in question, the directors may by notice to the shareholder direct that any dividend or other money which would otherwise be payable on the default shares shall be retained by the Company without liability to pay interest and the shareholder shall not be entitled to elect to receive shares in lieu of dividends and/or that no transfer of any of the shares held by the shareholder shall be registered unless transfer is an approved transfer or the shareholder is not himself in default in supplying the information required and the transfer is of part only of the shareholders holdings and is accompanied by a certificate given by the shareholder in a form satisfactory to the directors to the effect that after due and careful enquiry the shareholder is satisfied that none of the shares which are the subject of the transfer are default shares. In the case of shares in uncertificated form, the directors may only exercise their discretion not to register a transfer if permitted to do so under the UK Uncertificated Securities Regulations 2001. Any direction notice may treat shares of a member in certificated and uncertificated form as separate holdings and either apply only to the former or to the latter or make different provisions for the former and the latter.

Alteration of Share Capital

The Company may from time to time by ordinary resolution of its shareholders:

(i)	increase its share capital by the creation of new shares of such amount as the resolution shall prescribe;

(ii)	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(iii)	cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so canceled;

(iv)	subdivide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association so that the resolution in question may determine that one or more of the shares in question may have preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares; and

(v)	subject to the provisions of the UK Companies Act 1985:

by extraordinary resolution purchase all or any of its shares of any class; and

by special resolution, reduce its share capital, any capital redemption reserve and any share premium account or other undistributable reserve in any way.

     The following resolution was passed at the Annual General Meeting:

     That the Company be and is hereby unconditionally and generally authorized for the purpose of Section 166 of the UK Companies Act 1985 to make market purchases (as defined in Section 163 of that Act) of ordinary shares of 0.05 pence each in the capital of the Company provided that:

(a)	the maximum number of shares which may be purchased is 136,800,000;

(b)	the minimum price which may be paid for each share is 0.05 pence;

(c)	the maximum price (excluding expenses) which may be paid for any ordinary share is an amount equal to 105% of the average of the middle-market quotations of the Company’s ordinary shares as derived from the Official List of the London Stock Exchange for the five business days immediately preceding the day on which such share is contracted to be purchased; and

(d)	this authority shall expire at the conclusion of the Annual General Meeting of the Company held in 2006 or, if earlier, July 25, 2006 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

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

Capitalization of Profits and Reserves

     The directors may, with the sanction of an ordinary resolution of the Company, capitalize any sum standing to the credit of any of the Company’s reserve accounts (including any share premium account, capital redemption reserve or other undistributable reserve) or any sum standing to the credit of its profit and loss account. Such capitalization shall be effected by appropriating such sum to the holders of ordinary shares on the register on the date of the resolution (or such other date as may be specified therein or determined as therein provided) in proportion to their then holdings of ordinary shares and applying such sum in paying up in full unissued ordinary shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, unissued shares of any other class). The directors may do all acts and all things considered necessary for the purpose of such capitalization, with full power to the directors to make such provisions as they think fit in respect of fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned. The directors may authorize any person to enter into, on behalf of all the members interested into an agreement with the Company providing for any such capitalization and matters incidental thereto and any such agreement shall be effective and binding on all concerned.

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

     The service contract for each of Sir Robin Saxby, Mr. East, Mr. Muller, Mr. Brown, Mr. Score, Mr. Inglis, Mr. Templeton and Mr. Segars who are also directors, is as described above. Sir Robin Saxby’s contract is dated January 31, 1996, Mr. East’s contract is dated January 29, 2001, Mr. Muller’s contract is dated January 31, 1996, Mr. Brown’s contract is dated April 3, 1996, Mr. Score’s contract is dated March 1, 2002, Mr. Inglis’s contract is dated July 17, 2002, Mr. Templeton’s contract is dated November 18, 2004 and Mr. Segars’ contract is dated March 5, 2003.

EXCHANGE CONTROLS

     There are currently no government laws, decrees or regulations in the United Kingdom that restrict the export or import of capital, including, but not limited to, UK foreign exchange controls on the payment of dividends, interest or other payments to non-resident holders of the shares.

TAXATION

     The following is a discussion of certain US federal and UK tax consequences of the acquisition, ownership and disposition of shares or ADSs by a beneficial owner of shares or ADSs evidenced by ADRs that is (i) a citizen or resident of the United States, a corporation or other entity taxable as a corporation, created or organized under the laws of the United States or any political subdivision thereof, or an estate or trust the income of which is subject to US federal income tax regardless of its source, and (ii) that owns such shares or ADSs evidenced by ADRs as capital assets (a “US Holder”).

     This discussion does not address the tax consequences to a US Holder (i) that is resident (or, in the case of an individual, ordinarily resident) in the United Kingdom for UK tax purposes or who is subject to UK taxation by virtue of carrying on a trade, profession or vocation in the United Kingdom, or (ii) that is a corporation which alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting stock of the Company. This discussion is not exhaustive of all possible tax considerations that may be relevant in the particular circumstances of each US Holder and does not address all tax considerations that may be relevant to all categories of potential purchasers, some of whom may be subject to special rules. In particular, the discussion does not address special classes of holders, such as (i) certain financial institutions, (ii) insurance companies, (iii) dealers and traders in securities or foreign currencies, (iv) persons holding shares or ADSs as part of a hedge, straddle, conversion transaction or other integrated transaction, (v) persons whose functional currency for US federal income tax purposes is not the US dollar, (vi) partnerships or other entities classified as partners for US federal income tax purposes, (vii) persons liable for the alternative minimum tax, (viii) tax-exempt organizations, or (ix) persons who acquired shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation. Prospective investors are advised to satisfy themselves as to the tax consequences, including the consequences under foreign, US federal, state and local laws applicable in their own particular circumstances, of the acquisition, ownership and disposition of shares or ADSs by consulting their tax advisers.

     The statements regarding US and UK tax laws and practices set forth below, including the statements regarding the US / UK double taxation convention relating to income and capital gains (the “Treaty”) and the US / UK double taxation convention relating to estate and gift taxes (the “Estate Tax Treaty”), are based on those laws and practices and the Treaty and the Estate Tax Treaty as in force and as applied in practice on the date of this annual report and are subject to changes to those laws and practices and the Treaty and the Estate Tax Treaty subsequent to the date of this annual report, possibly on a retroactive basis. This discussion is further based in part upon representations of the Depositary and assumes that each obligation provided for in, or otherwise contemplated by, the Deposit Agreement and any related agreement will be performed in accordance with its respective terms. In general, US Holders of ADSs will be treated as owners of the shares underlying their ADSs for US federal income tax purposes. Accordingly, except as noted, the US federal and UK tax consequences discussed below apply equally to US Holders of ADSs and shares.

     The US Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for US holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of UK taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by parties to whom the ADSs are pre-released.

Taxation of Dividends

     Under current UK tax law, no withholding tax will be deducted from dividends paid by the Company.

     Subject to the passive foreign investment company (“PFIC”) rules described below, distributions paid on ADSs or shares, other than certain pro rata distributions of shares, will be treated as a dividend to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under US federal income tax principles). Dividends paid in pounds sterling will be included in a US Holder’s income, in a US dollar amount calculated by reference to the exchange rate in effect on the date that the depositary, in the case of ADSs, or US Holder, in the case of shares, actually or constructively receives the dividend, regardless of whether the payment is in fact converted into US dollars on such date. If the dividend is converted into US dollars on the date of receipt, a US Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A US Holder may have foreign currency gain or loss if such holder does not convert the amount of such dividend into US dollars on the date of its receipt.

     Subject to applicable limitations and the discussion above regarding concerns expressed by the US Treasury, dividends paid to non-corporate US Holders in taxable years beginning before January 1, 2009 will be taxable at a maximum rate of 15%. US Holders should consult their own tax advisors regarding the implications of this new legislation in their particular circumstances. The amount of the dividend will be treated as foreign source dividend income and will not be eligible for the dividends received deduction generally allowed to US corporations under the Internal Revenue Code.

Taxation of Capital Gains

     Subject to the comments set out below in relation to temporary non-residents, a US Holder not resident (or in the case of an individual, ordinarily resident) in the UK will not ordinarily be liable for UK taxation on capital gains realized on the disposition of such US Holder’s shares or ADSs unless, at the time of the disposition, in the case of a corporate US Holder, such US Holder carries on a trade in the United Kingdom through a permanent establishment or, in the case of any other US Holder, such US Holder carries on a trade, profession or vocation in the UK through a branch or agency and such shares or ADSs are, or have been, used, held or acquired by or for the purposes of such trade (or profession or vocation), permanent establishment, branch or agency in which case such US Holder may, depending on the circumstances, be liable to UK tax on a gain realized on disposal of such holder’s shares or ADSs.

     An individual US Holder who has ceased to be resident or ordinarily resident for UK tax purposes in the UK for a period of less than five years of assessment and who disposes of shares or ADSs during that period may, for the year of assessment when that individual returns to the UK, be liable to UK tax on gains arising during the period of absence, subject to any available exemption or relief.

     Subject to the PFIC rules discussed below, a US Holder will generally recognize capital gain or loss for US federal income tax purposes on the sale or exchange of the shares or ADSs in the same manner as such holder would on the sale or exchange of any other shares held as capital assets. As a result, a US Holder will generally recognize capital gain or loss for US federal income tax purposes equal to the difference between the US amount realized and such holder’s adjusted tax basis in the shares or ADSs. The gain or loss will generally be US source income or loss for foreign tax credit purposes. US Holders should consult their own tax advisors about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

PFIC Rules

     The Company believes that it was not a PFIC for US federal income tax purposes for 2004. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time, which may be especially volatile in a technology related enterprise, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a US Holder held shares or ADSs, certain adverse consequences could apply to the US Holder.

     If the Company is treated as a PFIC for any taxable year during a US Holder’s holding period for the ADS or ordinary share, gain recognized by such US Holder on a sale or other disposition of the ADS or ordinary share would be allocated ratably over the US Holder’s holding period for the ADS or ordinary share. The amounts allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or ordinary shares in excess of 125% of the average of the annual distributions on ADSs or ordinary shares received by the US Holder during the preceding three years or the US Holder’s holding period, whichever if shorter, would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to US persons that may mitigate the adverse consequences resulting from PFIC status.

     In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above applicable to dividends paid to US Holders, such as non-corporate holders, would not apply. US Holders are urged to consult their own tax advisors concerning the potential application of the PFIC rules to their ownership and disposition of the shares and ADSs.

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

Stamp Duty and Stamp Duty Reserve Tax

     UK stamp duty will, subject to certain exceptions, be payable at the rate of 1.5% of the amount or value of the consideration payable if on sale or of the value of the shares (rounded up to the next multiple of £5) on any instrument transferring the shares (i) to, or to a nominee for, a person whose business is or includes the provision of clearance services or (ii) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts. This would include transfers of shares to the Custodian for deposits under the ADR Deposit Agreement. UK stamp duty reserve tax (“SDRT”), at the rate of 1.5% of the amount or value of the consideration payable or, in certain circumstances, the value of the shares, could also be payable in these circumstances, and on issue to such a person, but no SDRT will be payable if stamp duty equal to such SDRT liability is paid. In circumstances where stamp duty is not payable on the transfer of shares to the Custodian at the rate of 1.5% (i.e., where there is no chargeable instrument) SDRT will be payable to bring the charge up to 1.5% in total. In accordance with the terms of the ADR Deposit Agreement, any tax or duty payable by the ADR Depositary or the Custodian on any such transfers of shares in registered form will be charged by the ADR Depositary to the party to whom ADRs are delivered against such transfers.

     No UK stamp duty will be payable on the acquisition of any ADR or on any subsequent transfer of an ADR, provided that the transfer (and any subsequent instrument of transfer) remains at all times outside the United Kingdom and that the instrument of transfer is not executed in or brought into the United Kingdom. An agreement to transfer an ADR will not give rise to SDRT.

     Subject to certain exceptions, a transfer of shares in registered form (including a transfer from the ADR Depositary to an ADR holder) will attract ad valorem UK stamp duty at the rate of 0.5% of the amount or value of the consideration for the transfer (rounded up to the next multiple of £5). Generally, ad valorem stamp duty applies neither to gifts nor on a transfer from a nominee to the beneficial owner, although in cases of transfers where no ad valorem stamp duty arises, a fixed UK stamp duty of £5 may be payable. SDRT at a rate of 0.5% of the amount or value of the consideration for the transfer may be payable on an unconditional agreement to transfer shares. If, within six years of the date of the agreement, an instrument transferring the shares is executed and duly stamped, any SDRT paid may be repaid or, if it has not been paid the liability to pay such tax (but not necessarily interest and penalties) would be cancelled. SDRT is chargeable whether the agreement or transfer is made or effected in the United Kingdom or elsewhere and whether or not any party is resident or situated in any part of the United Kingdom.

Information Reporting and Backup Withholding

     Payment of dividends and sales proceeds that are made within the United States or through certain US-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) they are received by a corporation or other exempt recipient or (ii) in the case of backup withholding, the recipient provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN CURRENCY EXCHANGE RATE RISK

     The Company’s earnings and liquidity are affected by fluctuations in foreign currency exchange rates, principally the US dollar rate, reflecting the fact that most of the Company’s revenues and cash receipts are denominated in US dollars, while a high proportion of its costs are in sterling. Through 2002 the US dollar weakened against sterling, with the trend continuing in 2003 and 2004. This movement has had an unfavorable impact on our 2002, 2003 and 2004 results with revenues being translated at lower sterling values than the corresponding amounts in 2001.

     The Company reduces this US dollar/sterling exposure where possible by currency hedging. Due to the high value and timing of receipts on individual licenses and the requirement to settle certain expenses in US dollars, the Company reviews its foreign exchange exposure on a transaction-by-transaction basis. It then hedges this exposure using forward contracts for the sale of US dollars, which are negotiated with major UK clearing banks. The average size of each forward contract was $7.2 million in 2002, $4.6 million in 2003 and $5.1 million in 2004. The Company does not currently use any other financial instruments or derivatives, although the Company is reviewing the use of other financial instruments such as currency options. The fair values of the financial instruments outstanding at December 31, 2002, 2003 and 2004 are disclosed in Note 14 to the Consolidated Financial Statements. The settlement period of the forward contracts outstanding at December 31, 2004 was between January 11, 2005 and March 29, 2005.

     During the preceding fiscal year, the Company was exposed to foreign currency exchange risk inherent in its sales commitments, anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than sterling. ARM transacts business in approximately eight foreign currencies worldwide, of which the most significant to the Company’s operations in 2004 were the US dollar, the euro, the Korean won and the Japanese yen. For most currencies, the Company is a net receiver of foreign currencies and therefore benefits from a weaker sterling and is adversely affected by a stronger sterling relative to those foreign currencies. The Company has performed a sensitivity analysis at December 31, 2004, 2003 and 2002, using a modeling technique that measures the changes in the fair values arising from a hypothetical 10% adverse movement in the levels of foreign currency exchange rates relative to sterling with all other variables held constant. The analysis covers all of the Company’s foreign currency contracts offset by the underlying exposures. The foreign currency exchange rates used were based on market rates in effect at December 31, 2004, 2003 and 2002. The sensitivity analysis indicated that a hypothetical 10% adverse movement in foreign currency exchange rates would result in a loss in the fair values of ARM’s foreign exchange derivative financial instruments, net of exposures, of £8.6 million at December 31, 2004 (2003: £0.7 million, 2002: £0.2 million). The increase in 2004 is due to the large dollar cash balances within Artisan at the year end.

INTEREST RATE RISK

     Not applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

     As of December 31, 2004, the Company, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures. The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.

     There has been no change in the Company’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     At its meeting in January 2003, the Board determined that Peter Cawdron, an independent director and member of the Company’s Audit Committee, is an audit committee financial expert for the purposes of the Sarbanes-Oxley Act of 2002.

ITEM 16B. CODE OF ETHICS

     On December 23, 2004, we amended our code of ethics, which is applicable to all directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer, Financial Controller and any person performing similar functions. Our policy contains provisions relating to honest and ethical conduct (including the handling of conflicts of interest between personal and professional relationships), the preparation of full, fair, accurate, timely and understandable disclosure in reports and documents filed with the Securities and Exchange Commission and in other public communications made by the Company, compliance with applicable laws, rules and regulations, prompt internal reporting of violations of company policies, accountability for adherence to the policy and other matters. This policy is available on our website at www.arm.com and upon written request from ARM Holdings plc, 110 Fulbourn Road, Cambridge, CB1 9NJ, UK. Any amendment to or waiver from a provision of the policy relating to directors and executive officers will be promptly disclosed on the Company’s website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	2003	2004

	£’000

Audit Fees	166	314
Audit-Related Fees(1)	51	95
Tax Fees(2)	87	76
All Other Fees(3)	85	20

(1)	Audit-related services consist primarily of work completed on quarterly earnings and technical assistance on understanding and implementing new accounting and financial reporting guidance, as further described in our audit and non-audit services pre-approval policy filed in our annual report on Form 20-F for the year ended December 31, 2003.

(2)	Tax services consist primarily of tax compliance work, as further described in our audit and non-audit services pre- approval policy.

(3)	Other services consist primarily of royalty audits.

     Fees paid to the auditors disclosed above exclude £1.5 million paid in respect of services received in connection with the acquisition of Artisan, in relation to due diligence services, taxation services, in conjunction with their role as reporting accountants for UK regulatory purposes in connection with the acquisition of Artisan and services in conjunction with filings with the SEC.

     The audit of ARM Holdings plc (included in Audit Fees) and the royalty audits (categorized as All Other Fees) were specifically pre-approved by the audit committee. The remaining services (including the annual audit services performed for each subsidiary of the Company) received general pre-approval from the audit committee.

     Fees to other major firms of accountants for non-audit services amounted to £509,000 (2003: £260,000).

     Included above are fees paid to the Company’s auditors in respect of non-audit services in the UK of £46,000 (2003: £64,000).

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     Not applicable.

ITEM 17. FINANCIAL STATEMENTS

     The Company has responded to Item 18 in lieu of this item.

PART III

ITEM 18. FINANCIAL STATEMENTS

     The following financial statements, together with the report of PricewaterhouseCoopers LLP thereon, are filed as part of this Form 20-F.

Page
Report of the Independent Registered Public Accounting Firm	F-1
Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2002,
2003 and 2004	F-2
Consolidated Balance Sheets as of December 31, 2003 and 2004	F-3
Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2003 and 2004	F-4
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2002, 2003
and 2004	F-5
Notes to the Consolidated Financial Statements	F-6

ITEM 19. EXHIBITS

*	1.1	Memorandum and Articles of Association of ARM Holdings plc.
**	4.1	Executive Service Agreement between Advanced Risc Machines Limited and Robin Keith Saxby, dated January 31, 1996.
**	4.2	Executive Service Agreement between Advanced Risc Machines Limited and Jonathan Brooks, dated February 2, 1996.
**	4.3	Executive Service Agreement between ARM Limited and Warren East, dated January 29, 2001.
**	4.4	Executive Service Agreement between Advanced Risc Machines Limited and James Stuart Urquhart, dated February 2, 1996.
**	4.5	Executive Service Agreement between ARM Limited and Peter J. Magowan, dated January 29, 2001.
**	4.6	Executive Service Agreement between Advanced Risc Machines Limited and William Tudor Brown, dated April 3, 1996.
**	4.7	Executive Service Agreement between Advanced Risc Machines Limited and Michael Peter Muller, dated January 31, 1996.
***	4.8	Executive Service Agreement between ARM Limited and Tim Score, dated March 1, 2002.
***	4.9	Executive Service Agreement between ARM Limited and Mike Inglis, dated July 17, 2002.
	8.1	List of significant subsidiaries.
	12.1	CEO certification required by Rule 13a-14(a)

	12.2	CFO certification required by Rule 13a-14(a)
	13.1	Certification required by Rule 13a-14(b)

*	Previously filed with the Securities and Exchange Commission as part of the annual report on Form 20-F as filed on June 21, 2004 and incorporated herein by reference.

**	Previously filed with the Securities and Exchange Commission as part of the annual report on Form 20-F as filed on June 15, 2001 and incorporated herein by reference.

***	Previously filed with the Securities and Exchange Commission as part of the annual report on Form 20-F as filed on June 23, 2003 and incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of ARM Holdings plc

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders’ equity and of cash flow present fairly, in all material respects, the financial position of ARM Holdings plc and its subsidiaries at 31 December 2004 and 2003 and the results of their operations and their cash flows for the years ended 31 December 2004, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion expressed above.

 /s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Chartered Accountants
Cambridge, England
4 March 2005

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(Year ended December 31)

	2002		2003		2004		2004(1)

	(in thousands, except share data)
Revenues:
Product revenues	£132,911		£112,958		£138,732		$266,365
Service revenues	18,011		15,112		14,165		27,197

Total revenues	150,922		128,070		152,897		293,562

Cost of revenues:
Product costs	6,464		6,171		6,735		12,931
Service costs	6,721		4,851		5,064		9,723

Total cost of revenues	13,185		11,022		11,799		22,654

Gross profit	137,737		117,048		141,098		270,908

Operating expenses:
Research and development	47,299		48,131		50,133		96,255
Sales and marketing	24,711		22,960		23,935		45,955
General and administrative	22,486		28,652		31,331		60,156
In-process research and development	—		—		3,612		6,935
Restructuring costs	1,960		—		—		—
Amortization of intangibles purchased through business combination	—		42		576		1,106

Total operating expenses	96,456		99,785		109,587		210,407

Income from operations	41,281		17,263		31,511		60,501
Interest, net	4,373		4,801		6,944		13,333
Minority interest	(232)		(105)		—		—

Income before income tax	45,422		21,959		38,455		73,834
Provision for income taxes	13,785		8,943		10,478		20,118

Net income	31,637		13,016		27,977		53,716

Net income	31,637		13,016		27,977		53,716
Other comprehensive income:
Foreign currency adjustments, net of tax	(807)		(1,425)		(421)		(808)
Unrealized holding gain on available for sale securities, net
of tax of £1,631,000 (2003: £446,000; 2002: £nil)	—		1,979		4,196		8,056

Total comprehensive income	30,830		13,570		31,752		60,964

Basic earnings per common share	3.1	p	1.3	p	2.7	p
Earnings per common share (assuming dilution)	3.1	p	1.3	p	2.7	p

(1)	US dollar amounts have been translated from sterling at the December 31, 2004 closing rate of £1.00 = $1.920 and are unaudited (see note 1).

All activities relate to continuing operations.

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED BALANCE SHEETS
(as of December 31)

	2003	2004	2004(1)

	(in thousands, except share data)
Assets
Current assets:
Cash and cash equivalents	£130,722	£110,561	$212,277
Short-term investments	29,064	5,307	10,190
Marketable securities	—	21,511	41,301
Accounts receivable, net of allowances for doubtful debts of
£1,451,000 (2003: £1,115,000)	17,320	34,347	65,946
Inventory: finished goods	931	897	1,722
Prepaid expenses and other assets	8,924	16,001	30,722

Total current assets	186,961	188,624	362,158
Long-term marketable securities	—	5,438	10,441
Deferred income taxes	3,139	2,529	4,855
Property and equipment, net	16,583	14,117	27,105
Goodwill	4,352	340,416	653,599
Other intangible assets	5,716	74,578	143,190
Investments	6,246	12,235	23,491

Total assets	222,997	637,937	1,224,839

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	2,691	4,110	7,891
Income taxes payable	3,140	6,345	12,182
Personnel taxes	1,047	1,123	2,156
Accrued liabilities	16,912	38,600	74,112
Deferred revenue	11,132	21,355	41,002

Total current liabilities	34,922	71,533	137,343
Accrued liabilities	—	1,732	3,326
Deferred income taxes	—	12,345	23,702

Total liabilities	34,922	85,610	164,371
Shareholders’ equity
Ordinary shares: £0.0005 par value; 2,200,000,000 authorized (2003:
1,580,000,000); 1,350,786,975 issued (2003: 1,023,345,650)	512	675	1,296
Additional paid-in capital	63,321	414,133	795,135
Deferred compensation	(2,499)	(12,083)	(23,199)
Treasury stock, at cost: 5,713,034 ordinary shares (2003: 5,721,080)	(7,569)	(7,485)	(14,371)
Retained earnings	134,419	153,421	294,568
Other comprehensive income:
Unrealised holding gain on available-for-sale securities, net of tax of
£2,077,000 (2003: £446,000)	1,979	6,175	11,856
Cumulative translation adjustment	(2,088)	(2,509)	(4,817)

Total shareholders’ equity	188,075	552,327	1,060,468

Total liabilities and shareholders’ equity	222,997	637,937	1,224,839

(1)	US dollar amounts have been translated from sterling at the December 31, 2004 closing rate of £1.00 = $1.920 and are unaudited (see note 1).

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Year ended December 31)

	2002	2003	2004	2004(1)

	(in thousands, except share data)
Cash flows from operating activities
Net income	£31,637	£13,016	£27,977	$53,716
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of tangible and intangible assets	15,240	16,292	13,124	25,198
Write-off of in-process research and development	—	—	3,612	6,935
Stock option compensation	56	551	960	1,843
Deferred income taxes	(858)	(1,248)	(1,281)	(2,460)
Tax effect of disqualifying dispositions	754	966	515	989
Provision for doubtful accounts	1,393	(1,078)	(321)	(616)
Amounts receivable converted to trade investments	—	—	(112)	(215)
Amounts written off investments	826	1,560	—	—
Other	218	99	20	38
Changes in operating assets and liabilities
Accounts receivable	2,900	4,536	(1,358)	(2,607)
Inventory	(934)	584	34	65
Prepaid expenses and other current assets	(5,339)	2,806	(3,370)	(6,470)
Accounts payable	2,369	(2,468)	1,176	2,258
Income taxes payable	(2,676)	(688)	(357)	(685)
Deferred revenue	(5,005)	(3,397)	3,013	5,785
Accrued liabilities and other creditors	(1,105)	6,991	2,771	5,320
Personnel taxes	40	223	76	146

Net cash provided by operating activities	39,516	38,745	46,479	89,240

Cash flows from investing activities
Purchase of equipment	(8,670)	(1,574)	(3,933)	(7,552)
Purchase of leasehold improvements	(6,946)	(1,737)	(1,397)	(2,682)
Sale of equipment	35	34	23	44
Purchase of patents and licenses	(855)	(655)	(65)	(125)
Purchase of investments	(1,500)	(1,152)	(50)	(96)
Purchase of short-term investments	—	(29,064)	24,677	47,380
Purchase of subsidiaries and businesses, net of cash acquired	—	(3,390)	(77,899)	(149,566)

Net cash used in investing activities	(17,936)	(37,538)	(58,644)	(112,597)

Cash flows from financing activities
Cash received on issue of shares on exercise of share options	4,763	255	1,311	2,517
Proceeds received on issuance of shares	222	263	2	4
Expenses of issuing share capital	—	—	(360	(691)
Payment of dividends	—	—	(8,975)	(17,232)

Net cash provided by financing activities	4,985	518	(8,022	(15,402)

Effect of foreign exchange on cash and cash equivalents	(728)	(1,307)	26	50
Net increase/(decrease) in cash and cash equivalents	25,837	418	(20,161)	(38,709)
Cash and cash equivalents at beginning of period	104,467	130,304	130,722	250,986

Cash and cash equivalents at end of period	130,304	130,722	110,561	212,277

Supplemental disclosure of cash flow information:
Cash paid for income taxes	16,758	9,925	11,601
Cash received on interest	4,187	4,930	7,233

(1)	US Dollar amounts have been translated from Sterling at the December 31, 2004 closing rate of £1.00 = $1.920 and are unaudited (see note 1).

     In addition, shares have been issued as part consideration for a business combination, and further details are shown in footnote 6.

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares		Additional paid-in- capital	Deferred Compensation	Treasury Stock	Retained earnings(1)	Unrealized holding gain	Cumulative translation adjustment	Total
	Number	Amount

	(in £ thousands, except share data)

Balances, December 31, 2001	1,014,767,176	507	65,362	–	(19,934)	89,766	–	144	135,845
Shares issued on exercise of options	6,990,824	4	4,759						4,763
Net income						31,637			31,637
Tax effect of disqualifying dispositions			754						754
Deferred compensation arising on SAYE plan			369	(369)					–
Amortization of deferred compensation				56					56
Currency translation adjustment								(807)	(807)
Issuance of shares			(1,678)		1,900				222
Balances, December 31, 2002	1,021,758,000	511	69,566	(313)	(18,034)	121,403	–	(663)	172,470
Share issue on exercise of options	1,587,650	1	254						255
Net income						13,016			13,016
Unrealized holding gain on available for sale securities							1,979		1,979
Tax effect of disqualifying dispositions			966						966
Deferred compensation arising on share schemes			2,737	(2,737)					–
Amortization of deferred compensation				551					551
Currency translation adjustment								(1,425)	(1,425)
Issuance of shares			(10,202)		10,465				263
Balances, December 31, 2003	1,023,345,650	512	63,321	(2,499)	(7,569)	134,419	1,979	(2,088)	188,075
Shares issued on exercise of options	3,041,914	1	1,310						1,311
Shares issued on acquisition	324,399,411	162	272,238						272,400
Share issue costs			(3,094)						(3,094)
Issuance of options in relation to acquisition of Artisan			78,950	(9,579)					69,371
Net income						27,977			27,977
Dividends						(8,975)			(8,975)
Unrealized holding gains on available-for-sale securities							4,196		4,196
Tax effect of disqualifying dispositions			515						515
Deferred compensation arising on share schemes			965	(965)					—
Amortization of deferred compensation				960					960
Currency translation adjustment								(421)	(421)
Issuance of shares			(72)		84				12
Balances, December 31, 2004	1,350,786,975	675	414,133	(12,083)	(7,485)	153,421	6,175	(2,509)	552,327

(1)	The amount of shareholders’ equity available for distribution to shareholders is the amount of profits determined under UK GAAP in the statutory accounts of the parent company. At December 31, 2004 such distributable profits amounted to £15,610,000 after taking into account the proposed dividend of £5,673,000 for 2004.

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

     Incorporation and history

     ARM is a public limited company incorporated under the laws of England and Wales. The Company was formed on 16 October 1990, as a joint venture between Apple Computer (UK) Limited and Acorn Computers Limited and operated under the name Advanced RISC Machines Holdings Limited until 10 March 1998, when its name was changed to ARM Holdings plc. Its initial public offering was on 17 April 1998.

     The Company’s wholly-owned undertakings include ARM Limited (incorporated in the UK), ARM, Inc. (incorporated in the US), ARM Physical IP, Inc. (formerly Artisan Components, Inc., incorporated in the US and acquired and renamed during 2004), ARM Physical IP International Limited (incorporated in Ireland), ARM Physical IP San Diego Operations, Inc. (incorporated in the US), ARM Physical IP International Delaware LLC (incorporated in the US), ARM Physical IP Asia Pacific Pte Ltd (incorporated in Singapore), Axys Design Automation, Inc. (incorporated in the US and acquired during 2004), Axys Germany GmbH (incorporated in Germany), ARM KK (incorporated in Japan), ARM Korea Limited (incorporated in South Korea), ARM France SAS (incorporated in France), ARM Belgium N.V. (incorporated in Belgium), ARM Taiwan Limited (incorporated in Taiwan, 99.9% owned), ARM Consulting (Shanghai) Co. Limited (incorporated in PR China) and ARM Embedded Technologies Pvt. Ltd. (incorporated in India).

     Basis of preparation

     The accompanying consolidated financial statements have been prepared under the historical cost convention and in accordance with accounting principles generally accepted in the United States (US GAAP).

     The Company maintains its accounting records and prepares its financial statements in UK sterling. Purely for the convenience of the reader, the 31 December 2004 consolidated financial statements have been translated from sterling at the closing rate per the Financial Times on 31 December 2004 of £1.00 = $1.92. Such translations should not be construed as representations that the sterling amounts represent, or have been or could be so converted into US dollars at that rate or at any other rate.

     Use of estimates

     The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. Significant estimates in the financial statements include, but are not limited to, revenue recognition, accounting for investments, allowance for doubtful debts, impairment of long-lived assets, goodwill and purchased intangible assets and contingencies and legal settlements.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     Investments

     Publicly traded investments are classed as available-for-sale in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, “Accounting for certain investments in debt and securities”, and are carried at fair value. Unrealized holding gains or losses on such securities are included, net of related taxes, in other comprehensive income. Other-than-temporary impairment losses and realized gains and losses of such securities are reported in earnings. Equity securities that are not publicly traded are recorded at cost less permanent diminution in value; at 31 December 2004 and 2003, the estimated fair value of these investments approximated their recorded basis, based on estimates determined by management.

     During 2002, the Company made a 12% investment in Superscape Group plc, a company listed on the London Stock Exchange. The Company made an additional investment in Superscape Group plc during 2003 maintaining its percentage shareholding. In 2004, the Company made a less than 1% investment in Zeevo, Inc. and a less than 3% investment in Reciva Limited.

     Intangible Assets

     Purchased patents and licenses to use technology are capitalized and amortized on a straight-line basis over a prudent estimate of the time that the Company is expected to benefit from them. Although an independent valuation is made of any intangible assets purchased as part of a business combination, management is primarily responsible for determining the fair value of intangible assets. Such assets are capitalized and amortized over a period of one to six years, being a prudent estimate of the time that the Company is expected to benefit from them, with the exception of in-process research and development which is written off immediately. Where a technology confers both retrospective and prospective rights, each element is valued based on a discounted cash flow analysis. The retrospective element is charged to the income statement immediately, while the prospective element is capitalized.

     Goodwill

     Goodwill represents the excess of the fair value of the consideration paid on acquisition of a business over the fair value of the assets, including any intangible assets identified and liabilities acquired. Prior to 2002, purchased goodwill was capitalized and amortized on a straight-line basis over a prudent estimate of the time that the Company was expected to benefit from it. Upon adoption of SFAS 142, on 1 January 2002, the Company ceased amortizing goodwill. The value of goodwill carried forward at the end of 2001 has been frozen at £2,274,000 and goodwill will be tested for impairment at least annually. The Company performs its annual impairment review at the reporting unit level. For 2004, all the assets and liabilities of the Company were assigned to one reporting unit. An annual impairment review in 2004 determined, by way of a comparison of the Company’s market capitalization to shareholders’ equity and cash flow forecasts, that there was no indication of impairment with respect to goodwill.

     Impairment charges

     The Company reviews long-lived assets, identifiable intangibles and related goodwill for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets are written down to their estimated fair value.

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

     The Company primarily earns revenues from licensing its IP to leading electronics companies which in turn manufacture, market and sell microprocessors, ASICs and ASSPs based on the Company’s architecture to systems companies for incorporation into a wide variety of end products. The Company’s IP consists of software and related documentation which enables a customer to design and manufacture microprocessors and related technology and software. Most licenses are designed to meet the specific requirements of each customer and are generally not time limited in their

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

application. In general, the time between the signing of a license and final customer acceptance is between six and 15 months. Upgrades or modifications to the licensed IP are not provided. Following customer acceptance, the Company has no further obligations under the license agreement.

     In accordance with SOP 81-1, “Accounting for performance of construction-type and certain production type contracts”, when license agreements include deliverables that require “significant production, modification or customization”, contract accounting is applied. Revenues from license fees are recognized based on the percentage-to-completion method over the period from signing of the license to customer acceptance and the completion of all outstanding obligations. The amount of revenue recognized is based on the total license fees under the license agreement and the percentage-to-completion achieved. The percentage-to-completion is measured by monitoring progress using records of actual time incurred to date in the project, compared with the total estimated project requirement. Revenues are recognized only when collectability is probable. If the amount of revenue recognized exceeds the amounts billed to customers, the excess amount is recorded as unbilled accounts receivable. Estimates of total project requirement are based on prior experience of customization, delivery and acceptance of the same or similar technology and are reviewed and updated regularly by management. Under the percentage-to-completion method, provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of such losses is determined.

     Agreements that include rights to unspecified products (as opposed to unspecified upgrades and enhancements) are accounted for using subscription accounting, revenue from the arrangement being recognized over the term of the arrangement, or an estimate of the economic life of the products offered if no term is specified, beginning with the delivery of the first product.

     In accordance with SOP 97-2, “Software revenue recognition”, where agreements involve multiple elements that do not require “significant production, modification or customization”, the Company recognizes license revenue when a signed contract or other persuasive evidence of an arrangement exists, the product has been shipped or electronically delivered, the license fee is fixed and determinable and collection of the resulting receivable is probable. Where agreements include multiple elements, the revenue recognition criteria for each element are typically met within the same reporting period, ie. on delivery of the elements. If an element is undelivered at a period end, the Company determines whether it has sufficient vendor specific objective evidence (VSOE) of fair value in order to make an allocation amongst the elements. With the exception of post-contract support (PCS), the Company does not currently believe that it has sufficient VSOE to make such allocations. Accordingly, no revenue is recognized on arrangement where deliverables other than PCS remain outstanding.

     PCS consists of an identified customer contact at the Company, and telephone or e-mail support (including certain bug fixes). PCS is generally priced separately from the initial licensing fee. Revenue allocated to PCS is determined based on VSOE. VSOE is determined with reference to contractual renewal rates, or, if none are specified, by reference to the rate actually charged on renewal for the same level of support and for the same or similar technologies for PCS arrangements. PCS revenue is recognized on a straight-line basis over the period for which support and maintenance is contractually agreed by the Company with the licensee.

     Certain products have been co-developed by the Company and a collaborative partner, with both parties retaining the right to sell licenses to the product. In those cases where the Company makes sales of these products and considers itself to be the principal under EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent”, the total value of the license is recorded as revenue and the amount payable to the collaborative partner is recorded as cost of sales. Where the collaborative partner makes sales of these products, the Company records as revenue the commission it is due when informed by the collaborative partner that a sale has been made and cash has been collected.

     Sales of boards and toolkits are recognized upon delivery. Where necessary, and in the circumstances permitted by SOP 97-2, the costs associated with providing post-contract support have been accrued. While some arrangements with distributors provide very limited rights of return, the Company’s history is that actual returns are negligible and accordingly no provisions are deemed necessary.

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

     Revenues from consulting projects, which are typically of a short duration, are recognized when the service has been provided and all obligations to the customer under the consulting agreement have been fulfilled. For longer-term and more complex consulting projects, typically containing several project milestones, where significant modification to ARM core-based IP is required, revenue is recognized on a percentage-to-completion basis as milestones are achieved. This method approximates to percentage to completion based on labor inputs.

     Where the Company enters into a license arrangement in exchange for a license to the customer’s technology, in the absence of evidence of fair value of the arrangement, the transaction is recorded at carry-over basis.

     Research and development

     All ongoing research and development expenditure is expensed in the period in which it is incurred. Costs include salaries, relevant EDA tools costs and other directly related expenditure as well as a proportion of central facilities costs.

     Grants

     Grants in respect of specific research and development projects are receivable from the European Commission, a European organization which funds certain research and development activities on application to it for the purposes of furthering research and development activities within the European Union. The Company retains significant rights to IP developed under projects which are funded under these arrangements. Grants received are intended to cover 50% of expected project costs. Grant income is recognized over the period of the project in line with the costs incurred. Unconditional undertakings have been received from the European Commission to provide the funding, and there is no obligation to refund any amounts already received. Amounts receivable under these arrangements in the year ended 31 December 2004 were £338,000 (2003: £226,000; 2002: £199,000) and were netted against related research and development costs.

     Pension costs

     The Company contributes to defined contribution plans substantially covering all employees in Europe and the US and to government pension schemes for employees in Japan, South Korea, Taiwan, PR China and Israel. The Company contributes to these plans based upon various fixed percentages of employee compensation and such contributions are expensed as incurred. The amount of contributions expensed by the Company for the years ended 31 December 2002, 2003 and 2004 were £1,894,000, £1,848,000, and £2,067,000 respectively.

     Cash equivalents

     The Company considers all highly liquid investments with original maturity dates of three months or less to be cash equivalents.

     Short-term investments and marketable securities

     The Company considers all highly liquid investments with original maturity dates of greater than three months but less than one year to be short-term investments. Any investments with a maturity date of greater than one year are classified as long-term. At 31 December 2004 and 2003, all of the Company’s investments were classified as available-for-sale and were recorded on the balance sheets at fair value. Unrealized gains and losses on these investments are recorded in comprehensive income. The Company recognizes an impairment charge when the decline in fair value of its investments below cost is judged to be other-than-temporary.

     Allowance for doubtful debts

     Allowance is made for doubtful debts following reviews of individual customer circumstances by management.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     Inventory

     Inventory is stated at the lower of cost and net realizable value. In general, cost is determined on a first-in-first-out basis and includes transport and handling costs. Where necessary, provision is made for obsolete, slow-moving and defective inventory.

     Property and equipment

     The cost of property and equipment is their purchase cost, together with any incidental costs of acquisition. Costs that are directly attributable to the development of new business application software and which are incurred during the period prior to the date that the software is placed into operational use, are capitalized. External costs and internal costs are capitalized to the extent they enhance the future economic benefit of the business.

     Depreciation is calculated so as to write-off the cost of property and equipment, less their estimated residual values, on a straight-line basis over the expected useful economic lives of the assets concerned. The principal economic lives used for this purpose are:

Freehold buildings	25 years
Leasehold improvements	Five years or term of lease, whichever is shorter
Computers and software	Three to five years
Fixtures and fittings	Five to ten years
Motor vehicles	Four years

     Provision is made against the carrying value of property and equipment where an impairment in value is deemed to have occurred.

     Operating leases

     Costs in respect of operating leases are charged on a straight-line basis over the lease term even if the payments are not made on such a basis.

     Currency translation

     The functional currency for the Company’s operations is the local currency in which each operation operates.

     The assets and liabilities of subsidiaries denominated in foreign currencies are translated into sterling at rates of exchange ruling at the balance sheet date. Statements of income of overseas subsidiaries are translated at the monthly exchange rates during the year. Translation differences are taken to the cumulative translation adjustment.

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

     From time to time, the Company enters into sales contracts denominated in a currency (typically US dollars) that is neither the functional currency of the Company nor the functional currency of the customer. In accordance with SFAS 133, “Accounting for derivative instruments and hedging activities”, where there are uninvoiced amounts on such contracts, the Company carries such derivatives at fair value. The resulting gain or loss is recognized in the income statement under general and administrative costs. For the year ended 31 December 2004 the loss on exchange was £732,000 (2003: £1,141,000; 2002 £950,000).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

     Earnings per share

     Basic earnings per common share is computed based on the weighted average number of ordinary shares. Diluted earnings per common share is computed by including potential common shares where the effect of their inclusion would be dilutive. The diluted share base for the year ended 31 December 2004 excludes incremental shares of approximately 38,143,000 (2003: 18,948,000; 2002: 19,608,000) related to employee stock options. These shares are excluded due to their antidilutive effect as a result of the exercise price of these shares being higher than the market price. The ordinary equivalent shares for share options were determined using the treasury stock method.

     Accounting for stock-based compensation

     The Company has elected to use the intrinsic value-based method to account for all its employee stock-based compensation plans, under the recognition and measurement principles of APB Opinion No. 25, “Accounting for stock issued to employees”, and related interpretations. Stock-based employee compensation cost in respect of certain SAYE options (see below) of £341,000 (2003: £310,000) and in respect of the LTIP of £619,000 (2003: £241,000) is reflected in net income. No compensation cost is recorded in respect of the other stock option plans, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Apart from certain options issued to executive directors, there are no performance conditions attached to the exercise of options. For executive directors, discretionary share options of up to two times base salary may be issued each year that will vest after seven years. If, however, the Company achieves defined levels of EPS growth above the rate of inflation over a period of three years, then the options are exercisable after three years.

     The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, “Accounting for stock-based compensation”, to stock-based employee compensation.

	Year ended 31 December

	2002		2003		2004
	£000		£000		£000
Net income:
As reported	31,637		13,016		27,977
Deduct: Total stock-based compensation expense determined under fair value-
based method for all awards, net of related tax effects	(11,165)		(15,794)		(12,546)
Add back: Total stock-based compensation expense determined under the intrinsic
value-based method	56		551		960

Pro forma net income/(loss)	20,528		(2,227)		16,391

Basic earnings/(loss) per common share (pence):
As reported	3.1	p	1.3	p	2.7	p
Pro forma	2.0	p	(0.2	p)	1.6	p
Diluted earnings/(loss) per common share (pence):
As reported	3.1	p	1.3	p	2.7	p
Pro forma	2.0	p	(0.2	p)	1.6	p

     The fair value of options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 2004, 2003 and 2002: risk-free interest rate of between 4.0% and 4.5% (2003: between 3.2% and 4.9%; 2002: 5.1%); expected life of between one and five years; between 44% and 96% (2003 between 60% and 127%, 2002: 80%) volatility; and dividend yield of between 0.5% and 0.7% (2003 and 2002: nil). The grant date fair value of options granted during 2004 ranged from £0.30 to £0.88 (2003: £0.21 to £0.55, 2002: £0.26 to £1.95) .

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     The Company operates Save As You Earn (SAYE) schemes in the UK and an Employee Share Purchase Plan (ESPP) in the US. Options under these schemes are granted at a 15% discount to market price of the underlying shares on the date of grant. The UK SAYE schemes are approved by the Inland Revenue, which stipulates that the savings period must be at least 36 months. During 2002, the Emerging Issues Task Force (EITF) reached a consensus, contained within EITF 00-23, that savings plans which have a savings period in excess of 27 months should be treated as compensatory. In accordance with EITF 00-23, which applies to new offers after 24 January 2002, the Company has recognized a compensation charge in respect of the UK SAYE plans offered since that date. The compensation charge is calculated as the difference between the market price of the shares at the date of grant and the exercise price of the option and is recorded on a straight-line basis over the savings period. The compensation charge recorded in 2004 is £341,000 (2003: £310,000, 2002: £56,000). The deferred compensation at 31 December 2004 was £599,000 (2003: £1,081,000, 2002 £313,000).

     In addition, the EITF reached a consensus that an employer’s offer to enter into a new SAYE contract at a lower price than an existing contract causes variable accounting for all existing awards subject to the offer. Variable accounting commences for all existing awards when the offer is made, and for those awards that are retained by employees because the offer is declined, variable accounting continues until the awards are exercised, are forfeited, or expire unexercised. New awards are accounted for as variable to the extent that previous higher priced options are canceled. The compensation charge recorded in 2004 as a result of these provisions is £115,000 (2003: £109,000; 2002: £nil) and is included within the charge disclosed above). The number of options to which variable accounting applies is approximately 908,000 (2003: 950,000; 2002: 980,000).

     The Company has an LTIP on which it is also required to recognize a compensation charge under the EITF, calculated as the difference between the exercise price and the fair market value of the shares at the period end, over the vesting period of the options. During 2004, a charge of £619,000 (2003: £241,000) was incurred and deferred compensation at 31 December 2004 was £1,905,000 (2003: £1,418,000)

     As part of the consideration for Artisan, the Company granted approximately 90.4 million options over shares in ARM Holdings plc to employees of Artisan with substantially the same terms of those enjoyed when they were options over Artisan shares. As a result, a significant proportion of the options were already vested at acquisition. The intrinsic value of the unvested options was recorded as a reduction in shareholders’ funds and a reduction in goodwill. This amount is then charged to the profit and loss account over the vesting period of the options. The total value deferred at 31 December 2004 was £9,579,000.

      Employee share ownership plans

     Treasury stock represents the cost of shares in the Company held by the Employee Benefit Trust (ESOP) and the QUEST.

     The ESOP was set up on 16 April 1998 to facilitate the recruitment, retention and motivation of employees. Under the Company’s Long Term Incentive Plan, 5,003,724 shares could be awarded from shares already issued within the ESOP and QUEST. The market value of unearned shares at 31 December 2004 was £5,525,000.

     All costs relating to the schemes are recognized in the income statement as they accrue and the ESOP has waived the right to receive dividends of over and above 0.01 pence per share on all shares held. For the purpose of earnings per share calculations, the shares are treated as canceled until such time as they vest unconditionally.

     Treasury stock held also includes £6,047,000 relating to 713,034 shares held by the Company’s QUEST, which was established by the Company during 1999. The Company established the QUEST to acquire new shares in the Company for the benefit of employees and directors of the Company. No shares were purchased in 2004, 2003 or 2002.

     The shares rank pari passu in all respects with the existing ordinary shares. They will be allocated to employees and directors to satisfy their options granted under the Company’s SAYE schemes or utilized to meet awards under the Company’s LTIP.

     During 2004, 8,046 shares (2003: 1,075,674) were allocated from the QUEST following the exercise of share options granted under the Company’s SAYE schemes. Under the terms of the trust deed, dividends have been waived on the shares held by the QUEST, and all costs relating to the scheme are dealt with in the income statement as they accrue.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

      Recently issued accounting standards

     In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on recognition and measurement guidance previously discussed under EITF Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-01”). The consensus clarified the meaning of other-than-temporary impairment and its application to debt and equity investments accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and other investments accounted for under the cost method. The recognition and measurement guidance for which the consensus was reached in March 2004 is to be applied to other-than-temporary impairment evaluations in reporting periods beginning after 15 June 2004. In September 2004, the FASB issued a final FASB Staff Position that delays the effective date for the measurement and recognition guidance for all investments within the scope of EITF 03-01. The consensus reached in March 2004 also provided for certain disclosure requirements associated with cost method investments that were effective for fiscal years ending after 15 June 2004. The Company will evaluate the effect of adopting this recognition and measurement guidance when the final consensus is reached.

     In April 2004, the EITF issued Statement No. 03-06 “Participating Securities and the Two-Class Method Under FASB Statement No. 128, Earnings Per Share” (“EITF 03-06”). EITF 03-06 addresses a number of questions regarding the computation of earnings per share by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company when, and if, it declares dividends on its common stock. The issue also provides further guidance in applying the two-class method of calculating earnings per share, clarifying what constitutes a participating security and how to apply the two-class method of computing earnings per share once it is determined that a security is participating, including how to allocate undistributed earnings to such a security. EITF 03-06 became effective during the quarter ended 30 June 2004, the adoption of which did not have an impact on the calculation of earnings per share of the Company.

     In December 2004, the FASB issued SFAS No. 123 (R), a revision of FAS 123, “Accounting for Stock-Based Compensation”. This standard requires that companies measure and record the fair value of their stock based compensation awards at fair value on the date they are granted to employees. This fair value is determined based on a variety of assumptions, including volatility rates, forfeiture rates and the option pricing model used (e.g. binomial or Black Scholes). This standard will also impact the manner in which we recognize the income tax impacts of our stock compensation programs in our financial statements. This standard is effective for fiscal periods beginning after 15 June 2005, at which time companies can select whether they will apply the standard retroactively by restating their historical financial statements or prospectively for new stock-based compensation arrangements and the unvested portion of existing arrangements. We are currently evaluating the impact of this standard on our consolidated financial statements.

     In December 2004, the FASB issued SFAS No. 153 “Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29” (SFAS 153). The provisions of this statement are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after 15 June 2005. SFAS 153 eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance – that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. We do not believe that the adoption of SFAS 153 will have a significant effect on our financial statements.

      Companies Act 1985

     These financial statements do not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985 of Great Britain (the “Companies Act”). The Company’s statutory accounts, which are its primary financial statements, are prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP) in compliance with the Companies Act and are presented in pounds sterling. Statutory accounts (upon which the auditors gave unqualified reports under Section 235 of the Companies Act and which did not contain statements under sub-sections

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

237(2) and (3) of the Companies Act) for the years ended 31 December 2002, 2003 and 2004 have been delivered to the Registrar of Companies for England and Wales. Dividends are required to be declared in sterling out of profits available for that purpose as determined in accordance with UK GAAP and the Companies Act.

2	Related party transactions

     During the year, the Company paid royalties of £411,000 (2003: £nil, 2002: £nil) and made cross-license payments of £14,000 (2003: £453,000, 2002: £nil) to Superscape Group plc, a company in which Mike Inglis, an executive director of ARM, is a non-executive director. £nil (2003: £392,000) was owed to Superscape at 31 December 2004. Also during 2004, the Company received license fees of £209,000 (2003: £157,000, 2002: £nil) and support and maintenance income of £37,000 (2003: £nil, 2002: £nil) from CSR plc, a company in which John Scarisbrick, a non-executive director of ARM, became a non-executive director during the year. £nil was owed by CSR at 31 December 2004 (2003: £183,799).

3	Income taxes

      Income before income tax is analyzed as follows:

	Year ended 31 December

	2002	2003	2004
	£000	£000	£000

United Kingdom	40,646	16,356	34,569
Foreign	4,776	5,603	3,886

	45,422	21,959	38,455

      The provision for income taxes consisted of:

	Year ended 31 December

	2002	2003	2004
	£000	£000	£000

Current:
United Kingdom	12,852	8,434	10,619
Foreign	1,791	1,447	1,490

Total current	14,643	9,881	12,109

Deferred:
United Kingdom	(500)	(1,622)	(1,171)
Foreign	(358)	684	(460)

Total deferred	(858)	(938)	(1,631)

Total provision for income taxes	13,785	8,943	10,478

     Included in the payable for income taxes is a current tax benefit of £826,000 (2003: £656,000; 2002: £814,000) and a deferred tax credit of £311,000 (2003: charge of £310,000; 2002: credit of £150,000) in relation to employee stock options. Such benefits are reflected as additional paid-in capital.

     Also included in the provision for income taxes is a release of deferred tax liability in relation to acquired intangibles of £188,000 (2003: £nil; 2002: £nil).

     Total income tax expense differs from the amounts computed by applying the UK statutory income tax rate of 30% for 2004, 2003 and 2002 to income before income tax as a result of the following:

	Year ended 31 December

	2002	2003	2004
	£000	£000	£000

UK statutory rate 30% (2003: 30%; 2002: 30%)	13,627	6,588	11,537
Permanent differences – other*	186	1,803	177
Differences in statutory rates of foreign countries	115	92	231
Other, net**	(143)	460	(1,467)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended 31 December

2002	2003	2004
£000	£000	£000

13,785	8,943	10,478

*	Permanent differences comprise permanent adjustments and the UK research and development tax credit.
**	Other, net comprises prior year adjustments, timing differences on deferred tax adjustments.

     Significant components of the deferred tax assets are as follows:

	Year ended 31 December

	2002	2003	2004
	£000	£000	£000

Fixed asset temporary differences	1,193	2,844	5,669
Temporary difference on available-for-sale securities	—	(446)	(2,077)
Non-deductible accruals and reserves	519	429	1,592
Amounts relating to intangible assets arising on acquisition	—	—	(28,571)
Losses carried forward	544	815	13,825

Total deferred tax assets/(liabilities)	2,256	3,642	(9,562)
Valuation allowance	(559)	(503)	(254)

Net deferred tax assets/(liabilities)	1,697	3,139	(9,816)

      Disclosed on the balance sheet within:

	At December 31,

	2002	2003	2004
	£000	£000	£000

Assets	1,697	3,139	2,529
Liabilities	—	—	(12,345)

Net deferred tax assets/(liabilities)	1,697	3,139	(9,816)

     UK income taxes have not been provided at 31 December 2004 on unremitted earnings of approximately £5,670,000 (2003: £6,891,000; 2002: £10,142,000) of subsidiaries located outside the UK as such earnings are considered to be permanently invested. If these earnings were to be remitted without offsetting tax credits in the UK, withholding taxes would be approximately £1,122,000 (2003: £347,000; 2002: £518,000). The valuation allowance relates to net operating loss carryforwards of certain subsidiaries, where management believes it is more likely than not such amounts will not be realized. None of the loss carryforwards expires before 2018. The future use of the net operating losses carried forward in ARM, Inc. may be restricted in the event of a purchase by a third party, whereby the level of losses to be utilized on an annual basis would be limited to 4% of the market value of ARM, Inc. at the date of the transaction. There is no such restriction on the losses carried forward in ARM Belgium N.V.

4	Earnings per share

	Year ended 31 December 2002

	Income £	Shares Number	Per share Amount

Net income	31,637,000
Basic EPS:
Income available to common stockholders	31,637,000	1,012,295,401	3.1p
Effect of dilutive securities:
Stock options		8,465,051
Diluted EPS:

Income available to common stockholders plus assumed conversion	31,637,000	1,020,760,452	3.1p

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Year ended 31 December 2003

	Income £	Shares Number	Per share Amount

Net income	13,016,000
Basic EPS:
Income available to common stockholders	13,016,000	1,016,484,029	1.3p
Effect of dilutive securities:
Stock options		16,823,410
Diluted EPS:

Income available to common stockholders plus assumed conversion	13,016,000	1,033,307,439	1.3p

	Year ended 31 December 2004

	Income £	Shares Number	Per share Amount

Net income	27,977,000
Basic EPS:
Income available to common stockholders	27,977,000	1,026,889,882	2.7p
Effect of dilutive securities:
Stock options		22,878,223
Diluted EPS:

Income available to common stockholders plus assumed conversion	27,977,000	1,049,768,105	2.7p

5	Business risks and credit concentration

     The Company operates in the intensely competitive semiconductor industry which has been characterized by price erosion, rapid technological change, short product life cycles, cyclical market patterns and heightened foreign and domestic competition. Significant technological changes in the industry could affect operating results.

     Financial instruments that potentially subject the Company to concentrations of credit risk comprise principally cash, cash equivalents, short-term investments and marketable securities and accounts receivable. The Company generally does not require collateral on accounts receivable, as many of the Company’s customers are large, well-established companies. The Company has not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic area.

     The Company markets and sells to a relatively small number of customers with individually large value transactions. For further information see footnote 13.

      At 31 December 2002, 2003 and 2004, no customers accounted for more than 10% of accounts receivable.

     As of 31 December 2002 and 2003, the Company’s cash, cash equivalents and short-term investments were deposited with major clearing banks and building societies in the UK and US in the form of money market deposits for varying periods of up to six months. At 31 December 2004, the Company’s cash, cash equivalents, short-term investments and marketable securities were deposited with major clearing banks and building societies in the UK and US in the form of money market deposits and corporate bonds for varying period of up to two years.

6	Acquisitions

Axys Design Automation, Inc.

     On 16 August 2004, the Company purchased the entire share capital of Axys Design Automation, Inc., a US company, for a total consideration of $12.5 million (£6.9 million), comprising $11.6 million cash consideration and $0.9 million of related acquisition expenses. The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their estimated fair values on the acquisition date. A further $3 million is potentially payable subject to the achievement of various post-acquisition financial milestones and will be accrued when payable. Axys is a provider of fast, accurate, integrated, processor and system modeling and simulation solutions and adds electronic system level expertise to ARM’s design tools portfolio.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     The operating results for Axys have been included in these financial statements for the period from 16 August 2004 to 31 December 2004. The acquisition was accounted for under SFAS 141.

      The following table sets out the fair values of the assets acquired and liabilities assumed at the date of acquisition:

Fair value
£000

Assets:
Cash and cash equivalents	107
Accounts receivable, net	270
Other debtors	74
Deferred tax asset	710
Property and equipment, net	50

Total assets acquired	1,211

Liabilities:
Accounts payable and other creditors	(17)
Accrued liabilities and deferred revenue	(729)

Total liabilities assumed	(746)

Net assets acquired	465

     The intangible assets recognized, apart from goodwill, represented contractual or other legal rights of Axys and those intangible assets of Axys that could be clearly identified. These intangibles were identified and valued through interviews and analysis of data provided by Axys concerning development projects, their stage of development, the time and resources needed to complete them, and if applicable, their expected income generating ability. There were no other contractual or other legal rights of Axys clearly identifiable by management, other than those identified below. The allocation of the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed was as follows:

	Useful estimated life (years)	£000

Fair value of net assets acquired		465
Intangible assets acquired:
Developed technology	5	1,379
Customer relationships	5	425
Trademarks	5	96
In-process research and development (written-off on acquisition)		383
Deferred tax liability		(760)
Goodwill		4,914

Purchase price		6,902

     The company’s profit after tax for the year ended 31 December 2003 was £0.02 million and for the period from 1 January 2004 until acquisition was a loss of £0.9 million.

Artisan Components, Inc.

     On 23 December 2004, the Company acquired the entire share capital of Artisan Components, Inc., a leading provider of physical IP components for the design and manufacture of complex system-on-chip ("SoC") integrated circuits. The acquisition enables the combined company to deliver one of the industry’s broadest portfolios of SoC intellectual property to their extensive, combined customer base, with highly complementary sales channels combining ARM’s channel to more than 140 silicon manufacturers with Artisan’s channel to more than 2,000 companies. It better positions the combined company to benefit from growth opportunities across multiple industries as system design complexity increases, and strengthens the links between the key aspects of SoC development, enabling the combined company to deliver solutions that are further optimized for power and performance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     The operating results for Artisan have been included in these financial statements for the period from 23 December 2004 to 31 December 2004. The acquisition was accounted for under SFAS 141.

     The total consideration paid was $926.9 million (£481.7 million), comprising cash of $235.4 million (£122.3 million), 324,399,411 ordinary shares in the Company with a fair value of $524.2 million (£272.4 million), approximately 90.4 million share options issued to existing Artisan employees with fair value of $151.9 million (£79.0 million) and related direct acquisition fees of $15.4 million (£8.0 million) including legal, valuation and accounting fees. The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their estimated fair values on the acquisition date.

     The shares issued on acquisition were valued in accordance with Emerging Issues Task Force Issue No. 99-12 (“EITF 99-12”), “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination”. In accordance with EITF 99-12, the Company established the first date on which the number of the Company shares and the amount of other consideration became fixed as of 23 August 2004. Accordingly, the Company valued the transaction using the average closing price of the Company’s ordinary shares two days before and after 23 August 2004, or $1.616 per share. The assumed options to acquire ordinary shares were valued using the Black-Scholes valuation model with volatility of between 80% and 94%, an average risk free interest rate of 4.5%, an estimated life of between zero and six years, and dividend yield of 0.7% .

     The following table sets out the fair values of the assets acquired and liabilities assumed at the date of acquisition:

Fair value £000

Assets:
Cash, cash equivalents and marketable securities	82,567
Accounts receivable, net	15,078
Prepaid expenses and other assets	3,225
Deferred tax asset	15,446
Property and equipment, net	2,509

Total assets acquired	118,825

Liabilities:
Accounts payable and other creditors	3,674
Accrued liabilities and deferred revenue	13,245
Deferred revenue	6,545

Total liabilities assumed	23,464

Net assets acquired	95,361

     The intangible assets recognized, apart from goodwill, represented contractual or other legal rights of Artisan and those intangible assets of Artisan that could be clearly identified. These intangibles were identified and valued through interviews and analysis of data provided by Artisan concerning development projects, their stage of development, the time and resources needed to complete them, and if applicable, their expected income generating ability. There were no other contractual or other legal rights of Artisan clearly identifiable by management, other than those identified below. The allocation of the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed was as follows:

	Useful estimated life (years)	£000

Fair value of net assets acquired		95,361
Intangible assets acquired:
Developed technology	4-5	18,177
Patents/core technology	5-7	11,719
Existing agreements and customer relationships	3-8	36,354
Trademarks/tradenames	4-5	2,500
Order backlog	0-1	1,354
In-process research and development (written-off on acquisition)		3,229

F-18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Useful estimated life (years)	£000

Deferred stock-based compensation		9,579
Deferred tax liability		(28,042)
Goodwill		331,432

Purchase price		481,663

     Developed technology. Developed technology of £18.2 million and patents and core technology of £11.7 million included intellectual property components for use in SoC integrated circuits and consisted of the following: embedded memory, standard cell, input/output components, and analog and mixed-signal products. In addition, developed technology included a combination of processes, patents, patent applications, core modular architecture and trade secrets that are the buildings blocks of the technology. At the date of acquisition, the developed technology was complete and had reached technological feasibility. Any costs incurred in the future will relate to the ongoing maintenance of the developed technology and will be expensed as incurred. To estimate the fair value of the developed technology, an income approach was used with a discount rate of 14% for existing technology and 16% for patents and core technology, which included an analysis of future cash flows and the risks associated with achieving such cash flows. All developed technologies are being amortized over the estimated useful lives of four to five years.

     Existing agreements and customer relationships and order backlog. The customer base of £36.4 million and order backlog of £1.4 million represented the fair value of existing customer relationships and contracts, royalty arrangements, and support and maintenance agreements. To estimate the fair value of the customer base and order backlog, a cost approach (replacement value) was used. The customer base and order backlog are being amortized over their estimated useful lives of three to six years for customer base and one year for order backlog.

     Trademarks and tradenames. The fair value assigned to trademarks and tradenames, including the company name Artisan, was estimated using the income approach, which discounts the present value of attributable cash flows at a discount rate of 16%.

     In-process research and development. Development projects that had reached technological feasibility were classified as developed technology and the value assigned to developed technology was capitalized. Expensed in-process research and development of £3.2 million reflected certain research projects that had not yet reached technological feasibility and commercial viability or had no alternative future use at the time of the acquisition. The fair value assigned to in-process research and development was estimated based on the percentage of completion of each project using the income approach, which discounts to present value the cash flows attributable to the technology once it has reached technological feasibility using a discount rate of 19%. In-process research and development has been written-off immediately to the income statement.

     Goodwill of £331.4 million represented the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. As stated, the acquisition enables the combined company to deliver one of the industry’s broadest portfolios of SoC intellectual property to their extensive, combined customer base and it better positions the combined company to benefit from growth opportunities across multiple industries as system design complexity increases. These, combined with the ability to hire the entire Artisan work force, were significant contributing factors to the establishment of the purchase price, resulting in the recognition of a significant amount of goodwill. In accordance with SFAS 142, the Company is not amortizing goodwill relating to the acquisition. It is being carried at cost and the Company will test it for impairment annually and whenever events indicate that an impairment may have occurred.

     The unaudited pro forma results of the Company for the current year, had the acquisition occurred on 1 January 2004, and for the prior year, had the acquisition occurred on 1 January 2003, would have been:

	2003 Unaudited £000		2004 Unaudited £000

Revenues	173,277		197,852
Income from operations	3,730		15,973
Net income	1,650		16,365
Diluted earnings per ordinary share	0.1	p	1.2	p

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     Net income has been reduced in these pro forma results in relation to reduced interest income as a result of the cash portion of the acquisition consideration, amortization of intangibles acquired and amortization of deferred compensation.

7    Investments and marketable securities

     In 2002, the Company invested £1,500,000 in Superscape Group plc, an available-for-sale investment. A further £1,152,000 was invested in Superscape Group plc during 2003 as part of a further funding round. In 2000, the Company invested £688,000 in Cambridge Silicon Radio Holdings Limited, an unlisted investment. In February 2004, the company (now CSR plc) became a listed investment. The aggregate fair value of listed investments at 31 December 2004 was £10,262,000 (2003: £4,139,000). In 2004, the Company invested £112,000 in Zeevo, Inc. and £50,000 in Reciva Limited, both unlisted companies.

     Impairments during 2004 against unlisted investments held at the year end amounted to nil (2003: £622,000; 2002: £826,000) and against listed investments held at the year end amounted to nil (2003: £938,000). At 31 December 2004, the Company had £21,511,000 (2003: £nil) and £5,438,000 (2003: £nil) of short- and long-term marketable securities respectively. These represent both fair market value and amortized cost of the securities.

8    Property and equipment

	31 December

	2003 £000	2004 £000

Owned buildings	190	190
Leasehold improvements	20,345	21,405
Computers	11,168	12,291
Software	33,106	35,787
Fixtures, fittings and motor vehicles	3,202	3,215

	68,011	72,888
Less: accumulated depreciation	(51,428)	(58,771)

Property and equipment, net	16,583	14,117

     Depreciation charged to income for the years ended 31 December 2002, 2003 and 2004 was £12,463,000, £12,908,000 and £9,927,000 respectively.

9    Intangible assets

	Goodwill £000	Patents £000	Licenses £000	Developed technology £000	Existing agreements and customer relationships £000	Core technology £000	Trademarks £000	Order backlog £000	Total £000

Cost
At 1 January 2004	7,672	8,196	4,704	167	135	—	—	—	20,874
Additions (Axys)	4,914	—	—	1,379	425	—	96	—	6,814
Additions (Artisan)	331,432	—	—	18,177	36,354	11,719	2,500	1,354	401,536
Other additions	—	—	160	—	—	—	—	—	160
Exchange differences	(282)	—	—	(79)	(25)	—	(6)	—	(392)

At 31 December 2004	343,736	8,196	4,864	19,644	36,889	11,719	2,590	1,354	428,992

Aggregate amortization
At 1 January 2004	3,320	3,740	3,704	14	28	—	—	—	10,806
Charge for the year	—	2,137	484	234	240	51	21	30	3,197
Exchange differences	—	—	—	(4)	(1)	—	—	—	(5)

At 31 December 2004	3,320	5,877	4,188	244	267	51	21	30	13,998

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Goodwill £000	Patents £000	Licenses £000	Developed technology £000	Existing agreements and customer relationships £000	Core technology £000	Trademarks £000	Order backlog £000	Total £000

Net book value
At 31 December 2004	340,416	2,319	676	19,400	36,622	11,668	2,569	1,324	414,994

At 31 December 2003	4,352	4,456	1,000	153	107	—	—	—	10,068

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

     Patents are being amortized over four to five years, developed technology (the main IP of the company existent at acquisition and generating revenue) over four to five years, existing agreements and customer relationships over two to six years, core technology over five years, trademarks over four years and order backlog over one year, being the periods over which the Company is expected to derive benefit from them.

     The estimated amortization expense of intangible assets in each of the next five years is set forth below:

£000

2005	18,388
2006	14,681
2007	14,454
2008	13,668
2009	8,205

10    Accrued liabilities

     Included within accrued liabilities at 31 December 2004 are £14.3 million (2003: £nil) of acquisition-related expenses, £nil (2003: £6.4 million) relating to the Herodion settlement provision, £4.4 million (2003: £nil) provision for staff costs and £2.8 million (2003: £2.1 million) representing the fair value of embedded derivatives.

11    Shareholders’ equity

     Share options

     The board is authorized to issue options to acquire ordinary shares in the Company up to a maximum of 10% of the issued ordinary share capital in any five-year period. Options issued prior to the listing of the Company are excluded from this calculation as are those options assumed on the acquisition of Artisan.

     Under the UK Inland Revenue Executive Approved Share Option Plan (the “Executive Scheme”), the Company may grant options to directors and employees meeting certain eligibility requirements. Options under the Executive Scheme are exercisable between three and ten years after their issue, after which time the options expire.

     Under the Company’s Unapproved Scheme (the “Unapproved Scheme”), for which it has not sought approval from the UK Inland Revenue, options are exercisable one to seven years after their issue, after which time the options expire. The Company also operates the US ISO Scheme, which is substantially the same as the Unapproved Scheme, the main difference being that the options are exercisable one to five years after their issue. Under both of these schemes options are exercisable as follows: 25% maximum on first anniversary, 50% maximum on second anniversary, 75% maximum on

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

third anniversary, 100% maximum on fourth anniversary. Various options to directors under the Unapproved Scheme have certain performance criteria attached, which if met are exercisable after three years, otherwise they will become exercisable after seven years.

     There are two further schemes for our French and Belgian employees (the “French Scheme” and the “Belgian Scheme”). In the French Scheme, options are exercisable between four and seven years after their issue, whilst in the Belgian Scheme, options are exercisable from 1 January following the third anniversary after their issue, up to seven years from issue.

     Upon the acquisition of Artisan in 2004, the Company assumed the share schemes of Artisan existing at acquisition. The schemes remained substantially the same as prior to the acquisition, other than the options became options to purchase shares in ARM Holdings plc instead of Artisan Components, Inc. The number and value of options were amended in line with the conversion ratio as detailed in the merger agreement. The schemes assumed were the “1993 Plan”, the “1997 Plan”, the “2000 Plan”, the “2003 Plan”, the “Director Plan”, the “Executive Plan” and the “ND00 Plan”.

     Under each plan, there are multiple vesting templates and vesting periods. The majority of the options were already vested upon acquisition, and the most common template was 25% vesting after one year, and then 6.25% vesting each quarter thereafter, until 100% vest after four years. Some options vest on a monthly basis, and some vest over five years. All options lapse ten years from the date of grant.

     In 1998, the Company set up two savings-related share option schemes for all employees and executive directors of the Company. The number of options granted is related to the value of savings made by the employee. The period of savings is three or five years except for employees of ARM, Inc. where the period is two years. The option price is currently set at 85% of the market share price prior to the grant, and the right to exercise normally only arises for a six-month period once the savings have been completed except for ARM, Inc. where the right to exercise normally only arises for a three-month period once the savings have been completed. The Company set up two further savings-related option schemes in each year up to and including 2004 for all employees and executive directors of the Company, which have the same characteristics as those schemes set up in 1998.

	Outstanding options

	Shares Number	Weighted average exercise price £

Balances, 31 December 2001	35,450,548	2.199
Granted in year	10,081,501	2.290
Lapsed in year	(3,269,030)	1.965
Exercised in year	(7,211,670)	0.691

Balances, 31 December 2002	35,051,349	2.557
Granted in year	37,537,323	0.468
Lapsed in year	(4,434,268)	2.566
Exercised in year	(2,663,324)	0.194

Balances, 31 December 2003	65,491,080	1.455
Granted in year	16,934,076	1.226
Assumed on acquisition of Artisan	90,414,815	0.434
Lapsed in year	(5,770,196)	1.914
Exercised in year	(3,049,960)	0.431

Balances, 31 December 2004	164,019,815	0.870

      The weighted average grant-date fair value of options granted during 2004 was £0.74 (2003: £0.28; 2002: £1.43).

     The weighted average exercise price of options exercisable at 31 December 2004 was £1.00 (31 December 2003: £2.45; 31 December 2002: £1.71).

      The following options over ordinary shares were in existence at 31 December 2004:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

		Options outstanding		Options exercisable

Exercise Price	Number Outstanding	Weighted average remaining life (years)	Weighted average exercise price (£)	Number outstanding	Weighted average exercise price (£)

0.02 - 0.30	38,594,706	6.11	0.24	32,431,262	0.24
0.35 - 0.45	34,851,183	5.41	0.43	8,493,287	0.42
0.46 - 0.60	31,888,046	7.43	0.52	10,605,230	0.50
0.61 - 1.224	27,572,570	7.42	0.86	7,494,872	1.16
1.25 - 7.738	31,113,310	4.67	2.51	10,600,077	4.19
Total	164,019,815	6.17	0.87	69,624,728	1.00

     Under the Company’s Long Term Incentive Plan, a further 5,003,724 (2003: 2,572,646; 2002: nil) shares could be awarded to the extent that performance criteria are satisfied over a three-year period. These shares will be awarded from shares already issued within the QUEST and ESOP.

12    Commitments and contingencies

     The Company leases its office facilities and certain equipment under non-cancelable operating lease agreements which expire at various dates through 2018.

      Future minimum lease commitments at 31 December 2004, are as follows:

Years ending 31 December	Operating leases £000

2005	6,183
2006	4,711
2007	4,030
2008	3,435
2009	2,388
Thereafter	13,492

Total minimum lease payments	34,239

     Rental expense under operating leases totalled £5,199,000, £8,169,000 and £12,627,000 for the years ended 31 December 2002, 2003 and 2004 respectively.

     In May 2002, Nazomi Communications, Inc. (“Nazomi”) filed suit against ARM alleging willful infringement of Nazomi’s US Patent No. 6,332,215. ARM answered Nazomi’s complaint in July 2002 denying infringement. ARM moved for summary judgment and a ruling that the technology does not infringe Nazomi’s patent. The United States District Court for the Northern District of California granted ARM’s motion, and Nazomi appealed the District Court’s ruling. On 7 September 2004, the Court of Appeals for the Federal Circuit heard the appeal and issued its decision on 11 April 2005. Because, in the opinion of the Court of Appeals for the Federal Circuit, the District Court did not construe the disputed claim term in sufficient detail for appellate review, the Court of Appeals for the Federal Circuit remanded the dispute back to the District Court for further analysis. The Court of Appeals’ decision does not reverse the original decision of the District Court. A supplementary Markman hearing to assist in a more detailed claim construction analysis is set for 16 September 2005. Based on legal advice received to date, ARM has no cause to believe that the effect of the original ruling by the District Court will not be upheld.

      Guarantees

     It is common industry practice for licensors of technology to offer to indemnify their licensees for loss suffered by the licensee in the event that the technology licensed is held to infringe the intellectual property of a third party. Consistent with such practice, the Company provides such indemnification to its licensees but subject, in all cases, to a limitation of liability. The obligation for the Company to indemnify its licensees is subject to certain provisos and is usually contingent upon a third party bringing an action against the licensee alleging that the technology licensed by the Company to the licensee infringes such third party’s intellectual property rights. The indemnification obligations typically survive any termination of the license and will continue in perpetuity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     The Company does not provide for any such guarantees unless it has received notification from the other party that they are likely to invoke the guarantee. The provision is made if both of the following conditions are met: (i) information available prior to the issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements; and (ii) the amount of the liability can be reasonably estimated. Any such provision is based upon the directors’ estimate of the expected costs of any such claim.

     The total provision for such guarantees was £0.5 million on 31 December 2004, and a table showing the movement of the provision during the year is as follows:

	At 1 January 2004 £000	Provided in the year on new claims £000	Released in the year £000	Utilized in the year through cash payments £000	At 31 December 2004 £000

Indemnification provision	1,700	1,130	(780)	(1,530)	520

      The fair value of the guarantees approximates to book value due to the expected short-term nature of the provision.

     At 31 December 2004, ARM had provided in aggregate £1.3 million (2003: £2.5 million) in relation to the above legal matters, being the expected future costs to be incurred. In addition, the Company had provided £6.4 million at 31 December 2003 (2004: £nil) in relation to the Herodion settlement.

     At 31 December 2004, the Company had outstanding purchase commitments of £1,179,000 (2003: £1,365,000).

13    Geographic and segment information

     The directors are of the opinion that the Company had only one class of business during 2004. Following the acquisition of Artisan Components, Inc., the directors are considering whether the business is going to be re-organised, how it will be monitored internally and whether different reportable segments will be formed.

     Because the acquisition of Artisan was completed so close to the year end, the Company’s consolidated income statement does not include any material trading results in respect of Artisan (the Physical IP group) in 2004. Total assets of £637,937,000 at 31 December 2004 are split: ARM (Cores) £133,144,000 and Physical IP £504,793,000.

     The following analysis is of revenues by geographic segment and origin and long-lived assets (excluding intangible assets and long-term deferred taxes) by companies in each territory:

	Year ended 31 December

	2002 £000	2003 £000	2004 £000

Revenues (by market destination):
Europe	26,731	23,118	23,837
US	67,086	65,402	77,457
Japan	38,295	24,135	32,754
Asia Pacific excluding Japan	18,810	15,415	18,849

Total revenues	150,922	128,070	152,897

     The Company’s exports from the UK were £135,713,000, £115,072,000 and £138,078,000 for the years ended 31 December 2002, 2003 and 2004 respectively.

	Year ended 31 December

	2002	2003	2004
	£000	£000	£000

Revenues (by origin)
Europe	137,747	118,885	141,974
US	7,288	4,893	6,384

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Year ended 31 December

	2002	2003	2004
	£000	£000	£000

Asia Pacific	5,887	4,292	4,539

Total revenues	150,922	128,070	152,897

	Year ended 31 December

	2003	2004
	£000	£000

Long-lived assets:
Europe	21,116	22,730
US	1,533	3,495
Asia Pacific	180	127

Total long-lived assets	22,829	26,352

      In 2004, 2003 and 2002 no single customer accounted for more than 10% of total revenues.

14    Fair values of financial instruments

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

      Cash and cash equivalents, short-term investments and accounts receivable

      The carrying amount approximates fair value because of the short maturity of those instruments.

      Marketable securities

      The carrying amount approximates fair value because these instruments are marked-to-market.

      Foreign currency forward contracts

     The fair value of foreign currency forward contracts is estimated using the settlement rates prevailing at the period end.

      The estimated fair values of the Company’s financial instruments are as follows:

	Year ended 31 December

	2003		2004

	Carrying Amount £000	Fair Value £000	Carrying Amount £000	Fair Value £000

Cash and cash equivalents	130,722	130,722	110,561	110,561
Short-term investments	29,064	29,064	5,307	5,307
Marketable securities	—	—	26,949	26,949
Accounts receivable	17,320	17,320	34,347	34,347
Foreign currency contracts	2,015	2,015	1,674	1,674
Embedded derivatives	(2,091)	(2,091)	(2,823)	(2,823)

15    Valuation and qualifying accounts

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Balance at Beginning of Year	Charged to Cost and Expenses	Acquired with Subsidiary Undertaking	Deductions	Balance at End of Year
	£000	£000	£000	£000	£000

Allowances on assets to which they apply:
2004
Allowance for doubtful debts	1,115	—	657	(321)	1,451
2003
Allowance for doubtful debts	2,193	—	—	(1,078)	1,115
2002
Allowance for doubtful debts	800	1,393	—	—	2,193

16 Post balance sheet events

     At the 2005 Annual General Meeting of the Company on 25 April 2005, a final dividend of 0.42 pence per share (total cost £5,673,000) was approved in respect of the 2004 financial year and was paid on 6 May 2005 to shareholders on the register at 1 April 2005.

SIGNATURE

     The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARM Holdings plc

By:	/s/ Tim Score

	Name:	Tim Score
	Title:	Chief Financial Officer

Dated: June 27, 2005