Form 20-F
period 2005-12-31
ARM HOLDINGS PLC
filed 2006-05-23
CIK 1057997

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________
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
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

The number of outstanding shares in the capital of ARM Holdings plc as of December 31, 2005:
Ordinary Shares of 0.05p each                 1,386,102,680

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
	Yes	☒	No	☐

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities
Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports)
and (2) has been subject to such filing requirements for the past 90 days.
	Yes	☒	No	☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☒	Accelerated filer ☐				Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.
	Item 17	☐	Item 18	☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
	Yes	☐	No	☒

INTRODUCTION

Forward-looking Statements

     This annual report contains forward-looking statements. These forward-looking statements are not historical facts, but rather are based on our current expectations, estimates and projections about our industry, our beliefs and assumptions. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties are described in “Item 3. Key Information—Risk Factors” and elsewhere in this annual report. We caution you not to place undue reliance on these forward-looking statements, which reflect our management’s view only as of the date of this annual report.

Certain Information

     As used in this annual report, “we,” “us,” “our,” the “Company” and “ARM” refer to ARM Holdings plc and its subsidiaries, except where it is clear that such terms mean only ARM Holdings plc.

     We publish our consolidated financial statements in pounds sterling. In this annual report, references to “pounds sterling,” “pounds,” “sterling,” “£,” “pence” and “p” are to the currency of the United Kingdom (“UK”) and references to “US dollars,” “dollars,” “$” or “c” are to the currency of the United States of America (“US”). See “Item 3. Key Information—Selected Financial Data—Exchange Rate Information” for historical information regarding the noon buying rates in The City of New York for cable transfers in pounds as certified for customs purposes by the Federal Reserve Bank of New York with respect to the pound. You should not construe these translations as representations that the pound amounts actually represent such US dollar amounts or could have been or could be converted into US dollars at the rates indicated or at any other rates.

     In this report, the terms “UK GAAP” and “US GAAP” refer to generally accepted accounting principles (“GAAP”) in the UK and the US, respectively. The term “IFRS” refers to international financial reporting standards.

     This annual report includes product names and other trade names, logos and trademarks, either registered or with respect to which applications are pending, of ARM and of other companies. ARM, ARM Powered, Thumb, StrongARM, ARM7TDMI, ARM9TDMI, Jazelle, Multi-ICE, PrimeXsys, RealView, AMBA, TrustZone and PrimeCell are registered trademarks of ARM Limited. ARM7, ARM7EJ, ARM7EJ-S, ARM7TDMI-S, ARM720T, ARM9, ARM9TDMI-S, ARM9E, ARM9E-S, ARM9EJ-S, ARM920T, ARM922T, ARM926EJ-S, ARM940T, ARM946E-S, ARM966E-S, ARM10, ARM10E, ARM1020E, ARM1022E, ARM1026EJ-S, ARM11, ARM1136J-S, ARM1136JF-S, SC100, SC110, SC200, SC210, ETM10, ETM10-RV, Integrator, MOVE, SecurCor, EmbeddedICE, EmbeddedICE-RT, ARM1156T2F-S, ARM1156T2-S, ARM1176JZ-S, ARM1176JZF-S, Cortex, MPCore, OptimoDE, Process-Perfect, Advantage, Metro, Velocity, SAGE-X, SAGE-HS and SAGE-HD are trademarks of ARM Limited. Artisan and Artisan Components are trademarks of ARM Physical IP, Inc. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company, ARM Limited; and the regional subsidiaries, ARM, Inc., ARM Physical IP, Inc., Axys Design Automation, Inc., Keil Software, Inc., ARM Germany GmbH, Keil Elektronik GmbH, ARM KK, ARM Korea Ltd., ARM Taiwan Ltd., ARM France SAS, ARM Consulting (Shanghai) Co. Ltd., ARM Belgium N.V., ARM Embedded Technologies Pvt. Ltd., ARM Physical IP Asia Pacific Pte Ltd.

     Various amounts and percentages set out in this annual report have been rounded and accordingly may not total.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

     Our selected financial data at December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 have been derived from our consolidated financial statements prepared in accordance with generally accepted accounting principles in the United States and included in this annual report. Our consolidated financial statements have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm. Our summary financial data at and for the years ended December 31, 2001 and December 31, 2002 and at December 31, 2003 have been derived from our consolidated financial statements that are not included in this annual report. The following selected financial data should be read in conjunction with, and are qualified in their entirety by reference to our consolidated financial statements and the notes thereto.

	Year ended December 31,

	2001	2002	2003	2004	2005	2005(1)

	(in thousands, except per share data and employees)
Income Statement Data:
Revenues	£146,274	£150,922	£128,070	£152,897	£232,439	$399,051
Cost of revenues	17,289	13,185	11,022	11,799	25,358	43,534
Operating expenses (2)	82,848	96,456	99,785	109,587	159,164	273,253

Income from operations	46,137	41,281	17,263	31,511	47,917	82,264
Interest, net	4,470	4,373	4,801	6,944	5,317	9,128
Minority interest	(303)	(232)	(105)	—	—	—

Income before income tax	50,304	45,422	21,959	38,455	53,234	91,392
Provision for income taxes	16,302	13,785	8,943	10,478	11,354	19,492

Net income	34,002	31,637	13,016	27,977	41,880	71,900

Basic earnings for common share	3.4p	3.1p	1.3p	2.7p	3.1p	5.3c
Diluted earnings per common share	3.3p	3.1p	1.3p	2.7p	2.9p	5.0c
Research and development as a percentage of revenues	25%	31%	38%	33%	26%	26%
Balance Sheet Data:
Capital expenditure	17,349	15,616	3,605	5,036	6,064	10,411
Cash and cash equivalents short-term investments and marketable securities	104,467	130,304	159,786	142,817	160,902	276,237
Shareholders’ equity	135,845	172,470	188,075	552,327	649,050	1,114,289
Total assets	175,814	205,744	222,997	637,937	716,093	1,229,388
Net assets	135,845	172,470	188,075	552,327	649,050	1,114,289
Capital stock	45,935	51,730	53,765	395,240	405,226	695,692
Number of shares	1,014,767,176	1,021,758,000	1,023,345,650	1,350,786,975	1,386,102,680	—

Employees at year end (number)	722	721	740	1,171	1,324	1,324

(1)	Purely for the convenience of the reader, US dollar amounts have been translated from pounds sterling at the December 31, 2005 closing rate of £1.00 = $1.7168. Such translations should not be construed as representations that sterling could be so converted into US dollars at that rate or at any other rate.

(2)	Non-cash compensation relating to stock options granted at an exercise price below the fair value of the underlying stock on the grant date was recognized in an amount of £310,000 in the year ended December 31, 2003. A further charge of £341,000 occurred in 2004 and £417,000 in 2005. Such cost has been classified as general and administrative expense.

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

Year Ended December 31,	Period Average(1)	Period End

2001	1.4382	1.4543
2002	1.4338	1.6100
2003	1.6359	1.7858
2004	1.8300	1.9160
2005	1.8207	1.7168
2006 (through May 8)	1.7609	1.8599

(1) The average of the noon buying rates on the last day of each full month during the relevant period.

Month	High	Low

November 2005	1.7794	1.7048
December 2005	1.7807	1.7130
January 2006	1.7933	1.7164
February 2006	1.7856	1.7281
March 2006	1.7623	1.7228
April 2006	1.8256	1.7248
May 2006 (through May 8)	1.8622	1.8203
On May 17, 2006 the noon buying rate was $1.8820 to £1.00.

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

     In future periods, our operating results may not meet the expectations of public market analysts or investors. In such an event the market price of our shares could be materially adversely affected. A more detailed description of how we earn revenues from license fees and royalties is set forth in the sections entitled “Item 18. Financial Statements—Notes to the Consolidated Financial Statements—Revenue recognition” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies and Estimates.”

We are Dependent on Both Our Semiconductor Partners and Major Physical IP Licensees

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

     We also rely on our major physical IP licensees to manufacture and market physical IP based on our libraries. We anticipate that our revenue will continue to depend on these major customers for the foreseeable future, although the companies considered to be major customers and the percentage of revenue represented by each major customer may vary from period to period depending on the addition of new contracts, the timing of work performed by us and the number of designs utilizing our products. None of our major physical IP licensees are contractually obliged to license future generations of physical IP components or additional physical IP components from us, and we cannot be certain that any customer will license physical IP components from us in the future. Our revenue from these customers may be comprised of license fees and royalties. In addition, we cannot be certain that any of the integrated circuit manufacturers will produce products incorporating our physical IP components or that, if production occurs, they will generate significant royalty revenue for us. If one or more of our semiconductor partners or major physical IP licensees stops licensing our microprocessors or physical IP components, reduces its orders, fails to pay license or royalty fees due or does not produce products containing our microprocesses or physical IP components, our operating results could be materially and negatively affected.

     We cannot assure you that our semiconductor partners or our major physical IP licensees will dedicate the resources necessary to promote and further develop our architecture and physical IP libraries respectively, that they will manufacture microprocessors or physical IP libraries based on our architecture in quantities sufficient to meet demand, that we will be successful in maintaining our relationships with our semiconductor partners and major physical IP licensees or that we will be able to develop relationships with new semiconductor partners or major physical IP licensees. Although we believe that our strategy of selecting multiple semiconductor partners and major physical IP licensees will expand the market for our architecture and physical IP libraries respectively and lead to more rapid acceptance of our architecture and physical IP libraries by assuring multiple reliable sources of microprocessors and physical IP libraries at competitive prices, such a strategy may also result in distribution channel conflicts. This could create disincentives to market our architecture aggressively and make it more difficult to retain our existing semiconductor partners and major physical IP licensees and to attract new partners and licensees.

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

     The royalties we receive on ARM-based microprocessors are based on the volumes and prices of microprocessors manufactured and sold by our semiconductor partners and the royalties we recieve on physical IP libraries are based on volumes and prices of wafers, manufactured and sold by our major physical IP licensees. Our royalties are therefore influenced by many of the risks faced by the semiconductor market in general. These risks include reductions in demand for microprocessors and physical IP libraries and reduced average selling prices. The semiconductor market is intensely competitive. It is also generally characterized by declining average selling prices over the life of a generation of microprocessors and physical IP libraries. The effect of these price decreases is compounded by the fact that royalty rates decrease as a function of volume. We cannot assure you that delays in licensing, poor demand for services, decreases in prices or in our royalty rates will not materially adversely affect our business, results of operations and financial condition.

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

The Availability of Development Tools, Systems Software, EDA Software and Operating Systems Is Crucial to the Market Acceptance of Our Products

     We believe that it is crucial for the market acceptance of our products that development tools, systems software, EDA software and operating systems compatible with our architecture be available. We currently work with systems software, EDA software and tools and development partners to offer development tools, systems software, EDA software and operating systems for our architecture. However, we cannot assure you that:

  we will be able to attract additional tools and development, systems software and EDA software partners;

  our existing partners will continue to offer development tools, systems software, EDA software and operating systems compatible with our architecture; or

  the available development tools, systems software, EDA software and operating systems will be sufficient to support customers’ needs.

We Depend Largely on a Small Number of Customers and Products – This May Adversely Affect Our Revenues

     Our revenues depend largely on a small number of licensees and products. As regards revenues from licensees, our revenues in a particular period are generally concentrated in a small number of licensees. If we fail to achieve the performance required under a single license contract or if a single customer fails to make its milestone payments, our business, financial condition and results of operations could be materially adversely affected. In addition, any failure to develop successor products which offer significant competitive advantages to these customers in a timely manner or any decrease in demand for ARM microprocessors or for ARM’s range of physical IP libraries could materially adversely affect us.

Rapid Technological Changes in Our Industry Are Difficult to Predict – Our Business May Be Adversely Affected if We Cannot Develop New Products on a Timely Basis

     The market for our architecture is characterized by rapidly changing technology and end user needs. Our business, reputation and relationships with our partners could be adversely affected if we cannot develop technological improvements or adapt our architecture and physical IP libraries to technological changes on a timely basis. Whether we will be able to compete in the future will substantially depend on our ability to advance our technology to meet these changing market and user needs and to anticipate successfully or respond to technological changes in hardware, software and architecture standards on a cost-effective and timely basis. We will have to make significant expenditures to develop our products. The long lead time from the initial design of our technology until it is incorporated into new end user applications will place significant strain on our research and development resources. Certain of our products have suffered delays in the past. We cannot assure you that the design of future products will be completed as scheduled, that we will be successful in developing and licensing new products, that we will not experience difficulties that delay or prevent the successful development, introduction and marketing of new products or that any new products that we may introduce will achieve market acceptance.

Our Business and Future Operating Results May Be Adversely Affected by General Economic Conditions and other Events Outside of Our Control

     We are subject to risks arising from adverse changes in global economic conditions. Due to economic uncertainties in many of our key markets, many industries may delay or reduce technology purchases and investments. The impact of this on us is difficult to predict, but if businesses defer licensing our technology, require less services or development tools, or if consumers defer purchases of new products which incorporate our technology (for example, the slower than expected migration to 3G mobile phone technology), our revenue could decline. A decline in revenue would have an adverse effect on our results of operations and could have an adverse effect on our financial condition.

     Our business and operating results will also be vulnerable to interruption by other events outside of our control, such as earthquakes, fire, power loss, telecommunications failures, political instability, military conflict and uncertainties arising out of terrorist attacks, including a global economic slowdown, the economic consequences of additional military action or additional terrorist activities and associated political instability, and the effect of heightened security concerns on domestic and international travel and commerce.

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

Our Architecture, Physical IP Libraries and Development Systems Tools May Not Continue to Be Accepted by the Market

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

     Our physical IP library products also face significant competition from the internal design groups of integrated circuit manufacturers that have expanded their manufacturing capabilities and portfolio of intellectual property components to participate in the system-on-a-chip market. Our physical IP library products also face competition from integrated circuit designers that have expanded their internal design capabilities and portfolio of intellectual property components to meet their internal design needs. Integrated circuit manufacturers and designers that license our physical IP components have historically had their own internal physical IP component design groups. These design groups continue to compete with ARM for access to the integrated circuit manufacturers’ or designers’ physical IP component requisitions and, in some cases, compete with ARM to supply physical IP components to third parties. Physical IP components developed by internal design groups of integrated circuit manufacturers are designed to utilize the qualities of their own manufacturing process, and may therefore benefit from capacity, informational, cost and technical advantages.

     Taiwan Semiconductor Manufacturing Company (“TSMC”), one of the largest integrated circuit manufacturing customers of ARM Physical IP, Inc. (“PIPD”), has historically produced intellectual property components for use by third parties in designs to be manufactured at TSMC’s foundry. These components are designed to serve the same purpose as components formerly produced by PIPD. The intellectual property components developed by TSMC have competed and are expected to continue to compete with PIPD’s products. We believe that TSMC is more aggressively developing and distributing these products to encourage its customers to use TSMC-developed IP rather than products containing ARM IP. TSMC has substantially greater financial, manufacturing and other resources, name recognition and market presence than the PIPD business and the internal design group at TSMC has greater access to technical information about TSMC’s manufacturing processes. Distribution partners selected by TSMC include Cadence Design Systems, Inc. (“Cadence”), Magma Design Automation, Inc., Synopsys, Inc. (“Synopsys”) and Virage Logic Corporation. Some of TSMC’s distribution partners, such as Cadence, may have greater resources, name recognition and distribution networks than we do. If TSMC is successful in its strategy, then we would lose TSMC license revenue and TSMC royalties, negatively affecting operating results.

     Foundry partners may be reluctant to rely on a single vendor for a broad array of intellectual property components and RISC microprocessors and could select another vendor to provide them with products formerly supplied by us or PIPD Foundry partners could also name another vendor as their vendor of choice to their customers.

     Our development systems tools business faces significant competitors from both the open source community and third party tools and software suppliers. In the event that market share is lost to such competitors there could be a material adverse effect on our revenues.

There May Be Risks Associated With any Strategic Investments or Acquisitions We May Make

     We envisage making strategic investments or acquisitions where there is an opportunity to further the establishment of the ARM architecture and physical IP libraries. Exploring and implementing any investments or acquisitions may place strain upon our ability to manage our future growth and may divert management attention from our core design and licensing business. There are also other risks associated with this strategy. We cannot assure you that we will be able to make investments or acquire businesses on satisfactory terms or that any business acquired by us or in which we invest will be integrated successfully into our operations or be able to operate profitably.

Competition – We May Not Be Able to Compete Successfully in the Future

     The markets for our products are intensely competitive and characterized by rapid technological change. For example, sales of development systems have continued to be affected by increased competition in the debug tools marketplace. We cannot assure you that we will have the financial resources, technical expertise or marketing or support capabilities to compete successfully in the future. Competition is based on a variety of factors including price, performance, features, product quality, software availability, marketing and distribution capability, customer support, name recognition and financial strength. Further, given our reliance on our semiconductor partners, our competitive position is dependent on their competitive position. In addition, our semiconductor partners do not license our architecture exclusively, and several of them also design, develop, manufacture and market microprocessors based on their own architectures or on other non-ARM architecture. A more detailed description of the competition we face from new technologies or products is set forth in the section entitled “Item 4. Information on the Company—Business Overview—Competition.”

We Are Dependent on Our Senior Management Personnel and on Hiring and Retaining Qualified Engineers

     If we lose the services of any of our senior management personnel or a significant number of our engineers, it could be disruptive to our development efforts or business relationships and could have a material adverse effect on our business, financial condition and results of operations. As our future success depends on whether we can continue to enhance and introduce new generations of our technology, we are particularly dependent upon our ability to identify, attract, motivate and retain qualified engineers with the requisite educational background and industry experience. Competition for qualified engineers, particularly those with significant industry experience, is intense. We are also dependent upon our senior management personnel. In addition, whether we can successfully expand geographically will depend on our ability to attract and retain sales and marketing personnel. In certain geographic regions, there is fierce competition for such personnel.

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

Claims May Be Made For Which We Do Not Have Adequate Insurance

     Since 2001, the insurance industry has faced unprecedented and escalating global events compounded by international economic uncertainty. As a result of these and other pressures, many insurers have withdrawn from certain market sectors. We have continued with our philosophy of only placing cover with secure underwriters with programs arranged individually to suit our needs. We currently have global insurance policies including cover for the following significant risks: business interruption, public and products liability, directors and officers liability, errors and omissions liability. We do not insure against claims concerning patent litigation, because we are of the view that any limited cover that could be obtained is prohibitively expensive. Our results of operations could be materially adversely affected by the occurrence of a catastrophic event, to the extent that any resulting loss or claim is not covered under the terms of our then existing insurance policies.

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

     However, despite our efforts, we cannot assure you that others will not gain access to our trade secrets, or that we can meaningfully protect our technology and innovations. In addition, effective trade secret protection may be unavailable or limited in certain countries. Although we intend to protect our technology and innovations vigorously, there can be no assurance that such measures will be successful.

     A more detailed description of how we protect our intellectual property is set forth in the section entitled “Item 4. Information on the Company—Business Overview—Patent and Intellectual Property Protection.”

     We take great care to establish and maintain the proprietary integrity of our products. We focus on designing and implementing our products in a “cleanroom” fashion, without the use of intellectual property belonging to other third parties, except under strictly maintained procedures and express license rights. In the event that we discover that a third party has intellectual property rights covering a product that we are interested in developing, we will take steps to either purchase a license to use the technology or work around the technology by developing our own solution so as to avoid infringement of that third party’s intellectual property rights. Notwithstanding such efforts, third parties may yet make claims that we have infringed their proprietary rights.

An Infringement Claim or a Significant Damage Award Would Adversely Impact Our Operating Results

     Substantial litigation and threats of litigation regarding intellectual property rights exist in the industries in which we operate. From time to time, third parties, including our competitors, may assert patent, copyright and other intellectual property rights to technologies that are important to our business. We cannot be certain that we would ultimately prevail in any dispute or be able to license any valid and infringed patents from third parties on commercially reasonable terms. Any infringement claim brought against us, regardless of the duration, outcome or size of damage award, could:

  result in substantial cost to us;

  divert management’s attention and resources;

  be time consuming to defend;

  result in substantial damage awards;

  cause product shipment delays; or

  require us to seek to enter into royalty or other licensing agreements.

Any infringement claim or other litigation against or by us could have a material negative affect on our business.

     In any potential dispute involving our intellectual property, our customers and strategic partners could also become the target of litigation. This could trigger our indemnification obligations in our license agreements, which could result in substantial expense to us. In addition to the time and expense required for us to supply support or indemnification to our customers and strategic partners, any litigation could severely disrupt or shut down the business of our customers and strategic partners, which in turn would hurt our relations with them and harm our operating results.

     From time to time, we may be subject to claims by our customers or customers of the companies we have acquired that our intellectual property components or products of acquired companies that have been incorporated into electronic products infringe the intellectual property rights of others.

Our Future Capital Needs May Require Us to Seek Debt Financing or Additional Equity Funding Which, if not Available, Could Cause Our Business to Suffer

     From time to time, we may be required to raise additional funds for our future capital needs through public or private financing, strategic relationships or other arrangements. There can be no assurance that the funding, if needed, will be available on attractive terms, or at all. Furthermore, any additional financing arrangements may be dilutive to shareholders, and debt financing, if available, may involve restrictive covenants. Strategic arrangements, if necessary to raise additional funds, may require us to relinquish our rights to certain of our technologies or products. Our failure to raise capital when needed could have a material adverse effect on our business.

Changes in Stock Option Accounting Rules Will Adversely Impact Our Reported Operating Results Prepared in Accordance with US GAAP or IFRS and Our Competitiveness in the Employee Marketplace

     Technology companies in general and ARM in particular have a history of using broad based employee stock option programs to hire, incentivize and retain employees in a competitive marketplace. Recent changes requiring that we record compensation expense in the statement of operations for employee stock options using the fair value method will have a significant negative effect on our reported results. The International Accounting Standards Board has issued IFRS 2, under which the amount recognized as a charge for equity settled transactions for employee services is the fair value of the equity instrument at the grant date, charged over the vesting period, which is the longer of the date that the shares (or options) can be exercised and any subsequent vesting conditions. This change will result in lower reported earnings per share. The Financial Accounting Standards Board has issued a standard FAS123(R), which requires that with effect from January 1, 2006 we record charges to earnings for employee stock options on a basis similar to that required under IFRS. In addition, such a change could impact our ability to utilize broad based employee stock plans to reward employees and could result in a competitive disadvantage to us in the employee marketplace.

The Combined Company May Not Realize the Anticipated Benefits (including Synergy benefits) of the Artisan (now PIPD) Acquisition

     The acquisition of Artisan involved the integration of two companies that previously operated independently. There can be no assurance, however, regarding when or the extent to which the combined company will be able to realize the benefits anticipated to result from the acquisition, including increased revenues, cost savings or other benefits. The combined company is well advanced in integrating numerous systems, including those involving management information, purchasing, accounting and finance, sales, billing, employee benefits, payroll and regulatory compliance. Difficulties associated with the integration of ARM and Artisan, which could be exacerbated because they are headquartered in different countries, could have a material adverse effect on the combined company and the value of our ADSs or our ordinary shares.

The Combined Company’s Business Will be Adversely Affected if We Cannot Manage the Significant Changes in the Number of Our Employees and the Size of Our Operations in the United States and India

     As a result of the acquisition, we have significantly increased the number of our employees and the size of our operations in the United States. We acquired 347 employees of Artisan, a substantial number of whom are located in the

United States. Until the acquisition of Artisan, most of our employees were based in Cambridge, United Kingdom, Austin, Texas and Los Gatos, California. In addition, since the acquisition, we have more than doubled the number of employees in India. These changes in headcount may place a significant strain on the combined company’s management and other resources. We will face challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs in different jurisdictions.

     If the combined company is unable to manage its headcount, expenses, technological integration and the scope of its operations effectively, the cost and quality of our products may suffer and we may be unable to attract and retain key personnel and develop and market new products. Further, the inability to successfully manage the substantially larger and geographically more diverse organization, or any significant delay in that integration, could have a material adverse effect on the combined company and, as a result, on the market prices of our ADSs and our ordinary shares.

We May Not Develop or Operate Systems Which Comply Fully With the Requirements of the Sarbanes-Oxley Act

     Preparations for attestation under section 404 of the Sarbanes-Oxley Act are relatively well advanced. There can be no guarantee that the detailed testing of internal controls required as part of the attestation process will not identify significant control deficiencies or material weaknesses that impact on the auditors’ opinion on internal controls over financial reporting and/or require disclosure. Achieving full compliance will result in substantial ongoing costs to ARM and the requirement for additional internal and external resource. Failure to achieve full compliance could result in damage to our reputation, diversion of management’s attention and resources and a material adverse effect on the market prices of our ADSs and our ordinary shares.

We May Not Operate Disaster Recovery Plans Which Adequately Mitigate the Effects of an Event Over Which We Do Not Have Direct Control

     Our business depends on the efficient and uninterrupted operation of our computer and communications software and hardware systems and other information technology. If such systems were to fail for any reason or if we were to experience any unscheduled down times, even for only a short period, our operations and financial results could be adversely affected. Our systems could be damaged or interrupted by fire, flood, hurricanes, power loss, telecommunications failure, break-ins or similar events. We have formal disaster recovery plans in place. However, these plans may not be entirely successful in preventing delays or other complications that could arise from information systems failure, and, if they are not successful, our business interruption insurance may not adequately compensate us for losses that may occur, negatively affecting operating results.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF ARM HOLDINGS PLC

History

     ARM Holdings plc is a public limited company incorporated under the laws of England and Wales. The Company was formed on October 16, 1990 as a joint venture between Apple Computer (UK) Limited, Acorn Computers Limited and VLSI Technology, Inc. and operated under the name Advanced RISC Machines Holdings Limited. Certain investment partnerships managed by Nippon Investment & Finance Ltd. became our shareholders in April 1993.

     In 1998, the Company re-registered as a public company under the name ARM Holdings plc when it completed its initial public offering of shares and listed its shares for trading on the London Stock Exchange and for quotation on the Nasdaq National Market. Our principal executive offices are at 110 Fulbourn Road, Cambridge, CB1 9NJ, UK, and our telephone number is +44 (0)1223 400400. ARM, Inc. and ARM Physical IP, Inc., our US subsidiaries, are located at 141 Caspian Court, Sunnyvale, California, 94089-1013, USA and their telephone number is +1 408 734 5600.

Capital Expenditures

     For a discussion of the Company’s capital expenditures see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

BUSINESS OVERVIEW

     ARM designs reduced instruction set computing (“RISC”) microprocessors, physical IP and related technology and software, and sells Development Systems, to enhance the performance, cost-effectiveness and power-efficiency of high-volume embedded applications. ARM licenses and sells its technology and products to leading international electronics companies, which in turn manufacture, market and sell microprocessors, application specific integrated circuits (“ASICs”) and application-specific standard processors (“ASSPs”) based on the ARM architecture to systems companies for incorporation into a wide variety of end products. By creating a network of Partners and working with them to best utilize the ARM technology, ARM is establishing its architecture as a RISC processor for use in many high-volume embedded microprocessor applications, including digital cellular phones, modems and automotive functions and for potential use in many growing markets, including smart cards and digital video. ARM also licenses and sells Development Systems directly to systems companies and provides consulting and support services to its licensees, systems companies and other systems designers. The Company’s principal geographic markets are Europe, the United States and Asia Pacific.

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

     The embedded microprocessor market has grown to support new electronic products as well as new capabilities and features in existing products. New products with easier user interfaces such as Smartphones and global positioning systems (“GPSs”) all depend on embedded microprocessors. At the same time, new capabilities and features also drive the need for new and more powerful embedded microprocessors in products such as printers and cellular phones. As consumers demand electronic products and control systems with more features, capabilities and portability, systems companies which manufacture these products and control systems are demanding embedded microprocessors that support increasingly complex functions at low cost, that use power efficiently, that can be rapidly implemented to shorten time to market and that are available in volume from multiple sources.

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

     In order to shorten time to market and lower development costs, system designers need embedded microprocessor solutions that can be rapidly implemented, both from a hardware and software standpoint, to meet varying design needs for performance, power consumption and cost. Typically, a system designer will create a system-on-chip (“SoC”) integrating one or more microprocessor cores with other processing engines and peripherals. These designs are highly complex, containing, in some cases, hundreds of millions of transistors. Product designers need an open microprocessor architecture that can be rapidly implemented, used in a variety of hardware formats and easily combined with differentiating technology suited to different applications. Product designers also seek a microprocessor architecture with software compatibility across family members.

     The SoC will typically be fabricated either at the in-house facility of the designer’s semiconductor company or at one of the industry’s foundry manufacturing companies. To build the SoC, other functions and building blocks such as physical IP libraries will be necessary. These can either be obtained from in-house design teams or from specialist suppliers who focus on providing these functions.

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

ARM Solution

     ARM addresses the needs of the embedded microprocessor market by designing and licensing RISC microprocessors, physical IP, system components and software and development tools which enable the rapid design of embedded microprocessor solutions for use across a wide variety of applications. ARM offers systems designers a family of powerful, low-cost, power-efficient, 32-bit RISC microprocessor “cores” based on a common architecture and spanning a wide performance range, that can be used as computational building blocks for creating embedded microprocessor solutions. In addition, ARM offers physical library solutions on a variety of processes at the leading foundry providers. These library solutions can be used independently for designs that may or may not contain ARM microprocessor cores. ARM’s semiconductor partners build ASICs and ASSPs based around the ARM architecture for a diverse range of applications. ARM has designed standalone microprocessors based on its microprocessor cores and licensed semiconductor partners to manufacture its standalone microprocessors, so that ARM-based microprocessors may be available to systems companies in high volume from multiple sources. The microprocessor cores can also be readily combined with application specific extensions to create custom microprocessors for use in particular applications. As a result, designers using the ARM microprocessor architecture can select from standard standalone microprocessors, or fully customized ASICs or ASSPs using ARM microprocessor cores as computational building blocks. These options provide designers with a wide range of integration options and cost/performance trade-offs to meet an extensive range of system requirements. Through the physical library components from ARM, users are able to design their systems around standard libraries and then have those designs fabricated at most of the world’s leading foundries. In addition, the Company provides the necessary Development Boards, Software Development Toolkits and Software debug tools, which facilitate system design and rapid development of system solutions. Finally, to further support the Company’s architecture, the

Company continues to grow its on-chip fabric IP, data engines and embedded software business units and also provides training, support and consulting services. ARM believes that worldwide support from its semiconductor, software, design and tools partners assures systems companies of a microprocessor architecture and physical library components which are available from multiple sources and which, due to the flexibility offered by a common architecture, enables semiconductor partners and systems designers rapidly to design ASICs based on the ARM architecture and facilitates ongoing design and maintenance efforts at cost-competitive prices.

The Company Believes that Key Benefits of the ARM Solution are:

     Delivers high performance at low cost. The Company offers a family of high performance low-cost microprocessor designs which enables systems designers to make the appropriate performance/price trade-offs for use in a particular application. ARM believes that its architecture offers designers the opportunity to design 32-bit RISC embedded microprocessors at leading price/performance ratios. ARM believes that programs written for its innovative Thumb and Thumb-2 code-compression architecture are shorter than for conventional RISC processors, resulting in a reduced need for expensive memory, producing a lower overall system cost. The small die size of ARM cores and microprocessors also keeps costs down, increases power-efficiency and eases their integration into ASIC and system-on-chip solutions. The physical libraries are available for free download by qualified users from ARM’s website. Royalties for these libraries are collected from the foundries used for manufacture by the user.

     Delivers high performance at low power. The ARM architecture offers designers the flexibility to select an ARM processor with performance, die area (chip size) and power consumption appropriate for a specific application. The Company believes that most ARM family products deliver industry leading power performance in their targeted markets making them well-suited to more complex portable and battery-powered devices that require the performance of a 32-bit microprocessor yet need to maintain power-efficiency. The low power consumption of the ARM core greatly extends the battery life of portable products which is thought to be a key differentiation point with consumers. In addition, ranges of physical libraries are available on varying semiconductor processes offering combinations of very high performance, very low power and small area.

     Standards, re-use, and broad support enables rapid system design. As systems become more complex, use and re-use of proven hardware and software intellectual property is essential to achieve time to market and cost goals. ARM microprocessor cores enable this by providing a range of standard processor configurations targeted at different applications, but built around the same instruction set, bus interfaces, and debug tools. The breadth of ARM’s core offering means that system designers can select a complete, proven, high performance CPU sub-system including, when appropriate, caches, Memory Management Units (“MMUs”), debug features, and bus interface. In addition, ARM offers a means of creating flexible system designs through its range of fabric IP based on the AMBA standard and through the use of its Electronic System Level (“ESL”) design tools. This frees the designer to concentrate on application specific portions of the system design, where they add real value. By deploying standard solutions across its range of cores and platforms, and making them widely available via its partnership business model, ARM attracts strong third-party support in the form of electronic design automation modeling tools, software development tools, debug tools, operating system and real-time operating system ports, software intellectual property, and peripherals.

     Global Partner network. ARM’s global network of partners assures systems companies of sufficient availability for high volume products and, together with ARM’s international presence, gives systems designers global support for their design development. At December 31, 2005, ARM’s technology has been licensed to 172 semiconductor companies, including many of the leading semiconductor companies worldwide. ARM’s broad semiconductor partner base provides systems companies with a wide range of suppliers, thus reducing the dependence of systems companies on any one supplier and producing price competition helping to contain costs of ARM-based microprocessors. ARM’s various partners build their own solutions using ARM technology; there are a growing number of ARM-based ASSPs and microcontrollers available for use by systems companies, thus facilitating their use of the ARM architecture. The Company works with numerous, industry leading software systems and tools and development partners, including WindRiver Systems, Inc., Symbian PLC, Microsoft Corporation, Palm, Inc., Sun Microsystems, and many others who provide the third-party support needed to facilitate the use of ARM technology in a wide variety of applications.

     Focused product roadmaps. Since its inception, ARM has created families of microprocessor cores which have either increased performance, functionality or improved power-efficiency based on targeted and specific market requirements of end user applications. See “—The ARM Families.” The ARM families offer designers a choice of microprocessor cores with performance scaling from 10 to over 2,000 Dhrystone MIPS (millions of instructions per section). As an example of ARM’s end product focus, ARM developed the TrustZone architecture extensions in response to the need of its partners and Original Equipment Manufacturer (“OEM”) customers to address concerns over software security in the latest generations of digital cellular and consumer products. ARM has also developed the Thumb and Thumb-2 extensions to address software code size, ARM’s DSP extensions for signal processing, ARM’s Jazelle extensions for Java™, NEON acceleration of digital media applications and the latest Cortex architecture, all of which exemplify the Company’s commitment to achieving innovative solutions to meet its customers’ needs. Future generations of ARM products will aim to provide the designer with the ability to craft the optimal balance of performance, cost and power-efficiency needed by systems companies to bring increasingly complex applications to market in the least amount of time.

     Physical IP. ARM Physical IP division’s range of cell libraries and memories when combined with the processor IP product lines enable ARM to offer the industry’s broadest portfolio of system-on-chip (SoC) IP and deliver performance and power optimized processor implementations for deep sub-micron silicon design.

     Development of software tools, platforms and embedded system level tools. ARM designs and manufactures its own RealView family of tools that span the complete development process from concept to final product deployment. Each member of the RealView portfolio has been developed closely alongside ARM cores ensuring it maximizes the cores’ performance. The RealView DEVLOP family of embedded software tools and hardware platforms enables validated support for device development. The RealView CREATE family of ESL tools enables faster time to market through early software development on virtual platforms. The collaboration of the ARM core designers and the Development Systems team solve the problems of the system designer in designing an ARM-based system. Support for the ARM cores is provided in the RealView Development Suite and RealView SoC Designer at an early stage when lead partners are just starting to develop with new ARM cores. The new cores are prototyped in the Platforms to validate the design prior to manufacturing. For ARM partners producing microcontrollers, ARM has a single solution for their end-users with the RealView Microcontroller Development Kit, based on the industry leading Keil (see “—History and Development of ARM Holdings plc—Acquisitions”) microcontroller tools, that eases the end-users, migration from 8- to 32-bit MCUs.

Target Markets

     ARM is continuing to see the convergence of the consumer electronics and telecommunications IT markets. This is being driven by a need for low-power, high performance, secure components which need to be both easy to design and use. The Company’s five market segments (Home Solutions, Mobile Solutions, Enterprise Solutions, Embedded Solutions and Emerging Applications) each demonstrate some or all of these requirements but differ in their applications. The Company continues to evolve from focusing on digital products to focusing on the way people use digital products and also on the solutions the Company provides to meet this demand worldwide.

     Home Solutions. In the home solutions market, visual content and display of visual content are the foremost concerns for consumers. Within this market, applications like digital TVs, set-top boxes, digital still cameras and gaming devices deliver visual content to the home. ARM is well placed in this market with its scalable architecture performance up to 1 GHz, application-accelerating features for security (TrustZone) and Java (Jazelle) and Metro and Advantage physical IP libraries.

     Mobile Solutions. The mobile market comprises a wide variety of mobile communication and portable computing devices, each with their own characteristics and needs. The applications include wireless handsets, portable media players and bluetooth devices. For each of these products mobility (being able to use them while on the go) is the key concern to consumers. With ARM’s high performance/low power architecture and code efficient technologies such as Thumb and Thumb2, ARM’s customers can balance performance and power with cost, so that ARM ultimately provides the best solution to end users. With the acceleration of applications and the security of content becoming critical, TrustZone and Jazelle are well placed to meet the demands of this market. As low-power is critical in mobile devices in order to extend battery life, products such as AudioDE and physical IP libraries such as Metro are well positioned.

     Enterprise Solutions. In today’s world, having the data you need at your fingertips is key. In the Enterprise Solutions market ARM focuses on the way data is handled through devices such as storage devices, printers and wireless and wired networking. ARM’s range of microprocessor performance, development systems and data efficient architecture give ARM a significant advantage in this market space.

     Embedded Solutions. The world of embedded processors is growing in multiple areas, including automatic braking systems, Smartcards and industrial control. This market has the potential to grow substantially, taking into account the 8-, 16- and 32-bit processors that will satisfy this market. The reliability and software reusability of the ARM architecture will position ARM to significantly penetrate this market. In addition, the introduction of products like the Cortex-M3, with its low gate count, small size and Thumb-2 capabilities for high code density, together with Keil’s complementary MCU tools, position ARM for taking design slots once owned by 8- and 16-bit processors.

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

      For a breakdown of total revenues by geographic market, see Note 14 to the Consolidated Financial Statements.

ARM Strategy and Business Model

     ARM’s strategy is to create technology that resides at the heart of advanced digital products. At the center of ARM’s strategy are processors including 16-/32- bit RISC microprocessors based on the ARM architecture standard and OptimoDE Optimal Data Engine signal processing technology.

     To help designers to design systems based on ARM technology and develop software for the microprocessors, ARM also provides compilers, debuggers, boards and embedded system level design tools. These tools enable optimal software to be created and improve productivity for system and software developers. They are essential to ensure the best products can be created around the ARM architecture.

     ARM also provides other key system and physical IP for SoC design. The Physical IP division (formerly Artisan) enables designers to create SoCs using optimized cell libraries and memories enabling highest performance and lowest power consumption to be achieved and addressing the challenges of designing SoCs on fine process geometries. ARM’s on-chip interconnect fabric standard, AMBA, with supportive system-level IP blocks, enables SoCs to be designed with optimal dataflows.

     ARM also provides software products that interact with the base architecture to deliver system benefits in areas such as media, low power and security.

     Leverage Partner Alliances. ARM’s semiconductor partners help grow the total ARM market by integrating their own intellectual property around ARM processor cores, thus combining their own particular strengths with those of ARM to provide an extensive array of ARM-based microprocessor solutions. ARM’s business model also enables the Company to capitalize on the extensive manufacturing, marketing and distribution networks of its semiconductor partners and to penetrate a broad range of end user markets quickly. ARM provides training and support to its semiconductor partners, and the manufacturing of ARM microprocessors and the marketing and direct selling of microprocessors to systems companies is undertaken by ARM partners. ARM’s ability to manage its partnerships effectively has been and will continue to be a major challenge and a key factor in its success. See “Item 3. Key Information—Risk Factors—We Are Dependent on Both Our Semiconductor Partners and Major Physical IP Licensees.”

     Increased Availability of Third-Party Support of ARM Architecture. ARM has established partnerships to develop software, tools, operating systems and designs to maximize the level of support for ARM’s core architecture and provide an efficient environment for system designers. Increasing acceptance and implementation of the ARM architecture has led to various third parties adapting software programs and development tools to the Company’s architecture. To the extent that such acceptance continues, it should drive even broader acceptance of the ARM technology by systems companies and end users. See “Item 3. Key Information—Risk Factors—The Availability of Development Tools, Systems Software, EDA Software and Operating Systems Is Crucial to the Market Acceptance of Our Products” for a discussion of the Company’s reliance on the availability of systems software and development tools compatible with the ARM architecture.

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

     Generate Diversified Revenue Streams. The Company intends to generate a diversified revenue base, including license fees, royalties, support and maintenance, training and design consulting fees, and revenues from sales and licensing of toolkits, development boards and systems software. The Company is also entitled to royalties from its licensees, generally a percentage of the revenues received by licensees on their sales of chips based on ARM technology and normally payable by a licensee on sales occurring during the life of the ARM technology being licensed. Accordingly, ARM could continue to receive royalties in relation to specific technology even if such technology is no longer licensed to new customers. The Company believes that as ARM technology becomes more widely accepted, the revenues from royalties, as a percentage of total revenues, will increase. In addition, the Company believes that revenues from support and maintenance, the sale and licensing of development tools and system and physical IP will increase as the ARM architecture continues to become more established across a broad number of markets.

     Strategic Involvement in Related Products and Services. ARM will continue to analyze its market and communicate with its partner network to identify opportunities for product innovation and new product creation, including with respect to features such as low power performance media and graphics, security, the creation of efficient code and platform execution environment and developments in the 3D area. ARM will also continue to develop products and encourage and support industry standardization efforts to address the challenges that result from shrinking semiconductor process geometries and the increasing cost and complexity of semiconductor chip design. ARM maintains an ongoing five year strategy plan for the development and growth of the business and constantly monitors its market place and evaluates new business, investment and acquisition opportunities.

Technology and Services

     ARM partners license ARM microprocessor technology to develop application-specific products. To enable our customers to bring products to market quickly, ARM microprocessors include features to allow easy integration into complete systems, or into larger system-on-chip designs. ARM also supports the design-in process with the AMBA bus standard, PrimeCell peripherals, ARM development tools, system level design tools, EDA models, application software intellectual property, as well as by providing a range of services and by working with third parties to provide additional supporting items.

     Microprocessor Cores. Traditionally, microprocessor designers concentrated on maximizing performance, with cost and size as secondary concerns. Anticipating the growth in portable and embedded markets, ARM has always focused on producing low-cost 32-bit RISC microprocessor cores that offer the higher performance that increasingly complex applications demand, yet operate within the power constraints of portable devices. This emphasis on low power consumption and low chip and system cost has made ARM’s products suitable for a broad range of applications.

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

     ARM Architecture. The foundation of the ARM family of processors is its efficient RISC instruction set. The design of the instruction set has two aims: high code density and easy instruction decoding. Older CISC processors use complex instructions to reduce the number of instructions necessary to code a program, resulting in high code density, but also in complex, power-hungry processor designs. RISC processors, on the other hand, use simple instruction sets but usually code less densely than CISC processors. Code compiled for ARM RISC processors, however – particularly when using the Thumb or Thumb-2 instruction sets – is generally as dense as code for 32-bit CISC processors, delivering the memory cost advantages of high code density, with the performance, power, and die size advantages of RISC processors.

     In addition to the original ARM RISC instruction set, ARM has developed a number of innovative technologies and architectural extensions, which have been incorporated into its products. ARM’s strategy is to define products incorporating additional features and instruction set enhancements appropriate to application needs, while maintaining a common general purpose RISC instruction set which provides code compatibility. Instruction set enhancements include the Thumb and Thumb-2 compressed instruction set for improved code density, the Vector Floating Point instruction set and the SIMD (Single Instruction Multiple Data) media instruction set in ARMv6. In 1999, ARM introduced fixed point DSP extensions in the ARMv5TE instruction set and, in 2000, ARM introduced the Jazelle architecture for Java application acceleration. The ARMv6 instruction set, introduced in 2002, includes all of the previous instruction set enhancements and adds a sophisticated set of enhancements for acceleration of multimedia applications. ARM has also developed a set of sophisticated debug and trace technologies. The EmbeddedICE debug capability was introduced in 1994 to allow software debug of ARM processors when embedded within larger system-on-chip designs. In 1999, ARM introduced a new Real Time Trace capability, and enhanced EmbeddedICE-RT Real Time Debug capability, both aimed at easing the debug of Real Time systems. In 2005, ARM introduced the latest version of its v7 architecture and associated Cortex product line. The Cortex product line addresses three market areas for processors: the A series for application processors, the R series for real time processors and M series for microcontrollers.

Architectural Extensions in ARM Products

     ARM’s strategy is to define products incorporating additional features and instruction set enhancements appropriate to application needs, while maintaining a common general purpose RISC instruction set which provides code compatibility. This section describes these Architectural Extensions in more detail.

     Thumb. The Thumb instruction set is a subset of the most commonly used 32-bit ARM instructions which have been compressed into 16-bit wide instructions, reducing memory use by up to one-third and thereby minimizing system cost. Software designers can use both 16-bit Thumb and 32-bit ARM instruction sets, and therefore have the flexibility to emphasize performance or code size at a subroutine level as their applications require. The “Thumb-aware” core is a standard ARM decode/decompression processor in the instruction pipeline, offering the underlying power of the 32-bit ARM architecture and the high code density of the Thumb architecture from an 8/16-bit system. The Thumb architecture is well-suited for use in digital cellular telephones, hard disk drives, and any high-volume consumer product where memory cost considerations are paramount.

     Thumb-2. The Thumb-2 instruction, introduced in 2003, is a second generation of the Thumb instruction set. It is a blended 32-bit and 16-bit instruction set that gives the designer more performance than the Thumb instruction set but achieves similar code density. This instruction set is supported in the new ARM1156T2F-S, ARM1156T2-S and Cortex-M3 and Cortex-A8 processors.

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

     VFP. Vector Floating Point coprocessors have been developed for the ARM9, ARM10 and ARM11 families of processors. Capable of operating on single and double precision floating point values, combined with a small amount of software, they provide a complete support for the IEEE754 floating point standard.

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

ARM’s Products and Services

     ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors cores, physical IP, on-chip fabric IP, development tools, embedded software, data engines, consulting, support and maintenance services and electronic design automation (“EDA”) product and services.

Microprocessor Cores

    The ARM Families

     ARM architecture processors offer a wide range of performance options in the ARM7 family, ARM9 family, ARM9E-S family, SecurCore family, StrongARM family, ARM10 family, ARM11 family, ARM Cortex family, Intel-based products and Marvell Feroceon processor cores. The ability to match processing power to the application, called scalability, is an important consideration when designers select a microprocessor family. The ARM architecture gives systems designers a wide choice of processor cores at different performance/price points, yet all ARM microprocessors use substantially the same instruction set and are capable of running the same software. This protects the investments ARM’s customers make in software development, software tools and staff training. The ARM product roadmap offers customers a proven RISC architecture and intends to deliver innovative, powerful and cost-effective solutions to industry needs in future generations, while maintaining a high degree of compatibility.

     ARM offers a range of processor cores integrated with memory system solutions such as Cache Memories, Memory Protection Units, and Memory Management Units. Many ARM processor cores can be extended using the coprocessor interface and coprocessor instruction set space to add additional functionality, or by adding memory mapped peripherals.

     ARM7TDMI. The ARM7TDMI microprocessor core is ARM’s most widely licensed product. It is a low power, general purpose 32-bit RISC microprocessor core particularly suitable where strict die area and power constraints must be satisfied while maintaining reasonably high performance, as in portable telecommunications. It uses the ARMv4T instruction set with Thumb extension, enhanced Multiply, and EmbeddedICE extensions integrated within the core. See “—Architectural Extensions in ARM products.” The ARM7TDMI offers 32-bit architecture capable of operating from 8/16-bit memory on an 8/16-bit bus for low system cost through the implementation of the Thumb instruction set. It is used in cost-sensitive embedded control applications and has been highly successful in the digital cellular telephone market.

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

     ARM922T. The ARM922T combines two 8K byte caches with a write buffer and MMU to provide a processor suitable for running operating systems such as EPOC32, WindowsCE and Linux. In addition, it contains specific support for WindowsCE. The ARM920T is identical to the ARM922T but has 16K/16K caches.

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

     ARM1156T2-S and ARM1156T2F-S. Announced in October 2003, the ARM1156T2-S and the ARM1156T2F-S are the first microprocessors that contain the “Thumb-2” instruction set. Running at between 400MHz and 550MHz these products have been developed for the embedded market space that requires high levels of performance gained through architectural efficiency. The markets these products aim to address are high end automotive, imaging and mass storage markets.

     ARM1176JZ-S and ARM1176JZF-S. Also announced in October 2003, the ARM1176T2-S and the ARM1176T2F-S are the first microprocessors that contain the TrustZone architecture for security. These products have also been implemented to enable the ARM IEM technology. The ARM1176JZ-S and the ARM1176JZF-S are high performance applications processors aimed at the consumer and wireless markets. They are targeted to run at between 400 MHz and 500 MHz.

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

     In May 1998, Intel completed its acquisition of Digital Equipment Corporation’s semiconductor operations. At the same time, ARM concluded an agreement with Intel, which took a license for the ARMv4 architecture enabling it to supply and develop the StrongARM range of products formerly marketed by Digital Equipment Corporation. ARM and Intel have subsequently concluded a further agreement licensing Intel the ARMv5TE architecture, which is implemented by ARM in the ARM9E-S and ARM10 families of products, and is being implemented by Intel in products based on the Xscale Microarchitecture. These products are suited for a wide range of applications including wireless, consumer and networking. Intel has since licensed the ARMv6 architecture which it may use to further develop its products.

     The ARM Cortex Family. This is a new family of processor cores all based on version 7 of the ARM Architecture. The family is split into three series: the A Series targeting applications processors running complex operating systems; the R Series targeting realtime deeply embedded markets and running Real Time Operating Systems (RTOSs); and the M Series addressing the needs of the low cost microcontroller markets. The first processor of the A Series, the Cortex-A8, has been announced. The R Series products are yet to be announced.

     ARM Cortex-M3. The Cortex-M3 is the first member of the ARM Cortex family and the ARMv7 architecture. Announced at the end of 2003, the Cortex-M3 is a small processor core targeting the automotive and industrial control microcontroller market.

Physical IP

     In December 2004, ARM acquired the entire share capital of Artisan Components, Inc. (renamed ARM Physical IP, Inc. (“PIPD”) in January 2005), a leading provider of physical IP components for the design and manufacture of complex SoC integrated circuits (ICs).

Management believes that the acquisition represents an excellent strategic combination by:

  Enabling ARM to deliver one of the industry's broadest portfolios of system-on-chip (“SoC”) intellectual property (“IP”) to their extensive, combined customer base;

  Better positioning ARM to take advantage of growth opportunities across multiple industries as system design complexity increases in the sub-micron age;

  Combining highly complementary sales channels, aligning ARM’s channel to silicon manufacturers with PIPD’s channel to more than 2,000 companies; and

  Strengthening the links between key aspects of SoC development, enabling ARM to deliver solutions that are further optimized for power and performance.
      The PIPD Business

     PIPD is a leading provider of physical IP components for the design and manufacture of integrated circuits, including those known as system-on-a-chip integrated circuits. PIPD’s products include embedded memory, standard cell, input/output components and analog and mixed-signal products, which are designed to achieve the best combination of performance, density, power and yield for a given manufacturing process. PIPD’s intellectual property components are tested by producing them in silicon to ensure that they perform to specification. This enables designers to reduce the risk of design failure and gain valuable time to market. PIPD licenses its products to customers for the design and manufacture of integrated circuits used in complex, high volume applications such as portable computing devices, communication systems, cellular phones, consumer multimedia products, automotive electronics, personal computers and workstations.

     PIPD derives a substantial majority of its revenue from integrated circuit manufacturers who pay license fees and royalties to PIPD to use its intellectual property components in the products they manufacture. These integrated circuit manufacturing customers work with integrated circuit designers who incorporate PIPD’s intellectual property components in their designs. PIPD’s customers include the following:

  foundries, which are independent manufacturing facilities;

  integrated device manufacturers (“IDMs”) that design and manufacture their own integrated circuit products;

  system manufacturers which are companies that design and manufacture integrated circuits for use in their electronic products; and

  fabless integrated circuit companies, which do not have their own manufacturing facilities, but use PIPD’s intellectual property components in their integrated circuit designs.

     Integrated circuit designers use PIPD’s intellectual property components to help ensure that integrated circuits will work to specification before they are manufactured. These integrated circuit designers are customers of PIPD’s integrated circuit manufacturing customers. PIPD serves as an interface layer between integrated circuit designers and manufacturers. This manufacturing process interface layer is important since every integrated circuit design must be mapped into a given manufacturing process to achieve specified performance and desired yield. The use of PIPD’s intellectual property components by integrated circuit designers encourages integrated circuit manufacturers to license PIPD’s intellectual property components.

     PIPD has licensed its intellectual property components to over 2,000 companies involved in integrated circuit design. PIPD makes the core set of its products available to licensed integrated circuit designers at no charge upon receipt of the IP. However, the foundries, where their designs are manufactured, have paid a license fee, and will pay royalties to PIPD when the silicon containing PIPD IP is shipped. PIPD also provides customized intellectual property components and services to its licensed customers on a separate fee basis.

     PIPD licenses its intellectual property components on a non-exclusive, worldwide basis to major integrated circuit manufacturers and integrated circuit design teams that are customers of such manufacturers. PIPD charges manufacturers a license fee that gives them the right to manufacture integrated circuits containing intellectual property components PIPD has developed for their manufacturing process. With limited exceptions, manufacturers also agree to pay PIPD royalties based on the selling prices of integrated circuits or wafers that contain PIPD’s intellectual property components. Generally, PIPD credits a portion of the royalty payments received from the manufacturer to the manufacturer’s account to be applied against license fees for any future orders placed with PIPD within a certain time period, if any, payable by the manufacturer. The portion of the royalty payment that is credited to a manufacturer’s account to be applied against future license fees, if any, is based on negotiations at the time the license arrangement is signed.

      PIPD Solution

     PIPD’s intellectual property components are developed and delivered using a proprietary methodology that includes a set of commercial and proprietary electronic design automation tools and design expertise. This methodology enables PIPD to automate its production process and deliver high quality intellectual property components in a short period of time. These components and PIPD’s methodology are its core technology. PIPD’s intellectual property components are designed to optimize the combination of performance, density, power and yield for a given manufacturing process. PIPD’s intellectual property components offer customers the benefits described below.

     Significant time to market advantages. PIPD enables integrated circuit design companies to reduce the time required to bring new integrated circuits to market by eliminating customers’ need to design intellectual property components and prove them in silicon and delivering intellectual property components that are highly compatible with industry-standard integrated circuit design tools.

     Long-term product development commitment. PIPD’s ability to adapt, customize and build on its core technology for use in new processes and designs provides each integrated circuit design customer with a ready source of reliable intellectual property components for future processes and designs. This enables integrated circuit designers to standardize on PIPD’s intellectual property components, accelerate their product development and focus internal engineering resources on their core competencies.

     Cost effective solutions. As integrated circuit manufacturing process geometries shrink and the complexity of integrated circuit designs increases, the cost to design system-on-chip integrated circuits increases significantly. By providing reliable intellectual property components with significant time to market benefits, PIPD enables customers to reduce design costs, minimize integration costs and optimize manufacturing yield. Moreover, by using PIPD’s intellectual property components, integrated circuit companies avoid the cost of recruiting, training and employing a significant group of engineers dedicated to intellectual property component design.

      PIPD Products

     PIPD’s current family of intellectual property components includes embedded memory, standard cell, input/output components and analog and mixed-signal products. Together these components constitute a substantial majority of the silicon area on a typical system-on-a-chip integrated circuit and have a substantial impact on the overall performance of the integrated circuit. Generally, PIPD’s license contracts involve multiple products. Throughout the production cycle, integrated circuit manufacturers may request PIPD’s support for derivative processes that result in additional license revenue.

     PIPD’s intellectual property components are developed and delivered using a proprietary methodology called “Process-Perfect™” that includes a set of commercial and proprietary electronic design automation tools and techniques. This methodology ensures that PIPD’s intellectual property components are designed to achieve the best combination of performance, density, power and yield for a given manufacturing process. PIPD’s portfolio of products combined with the

Process-Perfect methodology allows PIPD to satisfy its integrated circuit manufacturing customers’ timing and quality requirements in a cost effective manner. PIPD’s intellectual property components are easily integrated into a variety of customer design methodologies and support industry standard integrated circuit design tools, including those from electronic design automation tool vendors such as Cadence, Mentor Graphics Corporation and Synopsys, as well as customers’ proprietary integrated circuit design tools. To support these various integrated circuit design tool environments, each of PIPD’s products includes a comprehensive set of verified tool models.

     Memory products. PIPD’s embedded memory components include random access memories, read only memories and register files. PIPD’s high-speed, high-density and low-power components include single- and dual-port random access memories, read only memories, and single- and two-port register files. PIPD’s embedded memory components are configurable and vary in size to meet the customer’s specification. For example, PIPD’s memory components will support sizes from 2 to 128 bits wide and from 8 to 16,384 words. All of PIPD’s memory components include features such as a power down mode, low voltage data retention and fully static operation. In addition, PIPD’s memory components may include built-in test interfaces that support popular test methodologies. PIPD offers an additional feature for its memory components, known as Flex-Repair™ that includes redundant storage elements which may help increase the manufacturing yield of integrated circuit designs containing large memories.

  High-speed memory family. PIPD’s high-speed memory components are designed to achieve speeds in excess of 1 GHz for 90nm manufacturing processes. PIPD achieves the high performance of its memory components through a combination of proprietary design innovations that include latch-based sense amplifiers, high-speed row select technology, precise core cell balancing and rapid recovery bitlines.

  High-density memory family. PIPD’s high-density memory components are designed for applications where achieving the lowest possible manufacturing cost is critical. These are typically consumer applications with high manufacturing volumes. To achieve the lowest possible manufacturing cost for these products, PIPD utilizes proprietary circuit and layout techniques to reduce the overall area of the memories. In addition, PIPD uses specific design and analysis techniques to enhance production yield.

  Low-power memory family. PIPD’s low-power memory components are designed to prolong battery life when used in battery-powered electronic systems. These intellectual property components achieve low power through a combination of proprietary design innovations that include latch-based sense amplifiers, a power efficient banked memory architecture, precise core cell balancing and unique address decoder and driver circuitry.

     Standard cell products. Standard cells map the logic functions of a design to the physical functions of the design, an essential function for all integrated circuits. PIPD’s SAGE-X™ standard cell products include between 475-650 cells optimized for each customer’s preferred manufacturing process and integrated circuit design tool environment that result in greater density as compared to competitive standard cell components. PIPD offers standard cell components that are optimized for high performance, high density or low power to meet the needs of different markets.

     Input/output products. PIPD’s input/output components include over 600 standard input/output functions. PIPD also offers a wide variety of specialized input/output components that are compatible with industry standard PCI, GTL, AGP, USB, SSTL2 and LVDS interfaces. In addition, PIPD offers input/output components for many additional industry standard interfaces. Every input/output component utilizes each integrated circuit manufacturer’s proprietary manufacturing process rules, pad pitch and electrostatic discharge requirements, resulting in superior performance, reliability and manufacturability.

     Analog products. Analog components are important elements in today’s system-on-chip designs because such designs often require, as part of their application, the ability to take real world inputs, such as sound and images, and process them in a digital format. PIPD offers a wide variety of analog components from analog timing functions to converter products. An example of PIPD’s analog component offerings is its phase locked loops, which can be used in a variety of communications, consumer, computing and graphics applications.

     Mixed-signal products. Mixed-signal products are used to process analog signals digitally. PIPD’s mixed-signal product offering includes its serializer/de-serializers, which are used for high-speed switching; its PCI-Express™ PHY, which is used for high-speed bus interfaces, and its DDRI/DDRII/GDDRIII Interface, which is used for high-speed memory interfacing.

      Customers

     PIPD licenses its intellectual property components on a non-exclusive, worldwide basis to major integrated circuit manufacturers. PIPD charges manufacturers a license fee that gives them the right to manufacture integrated circuits containing intellectual property components PIPD has developed for their manufacturing processes. Many of the world’s leading integrated circuit manufacturers are among PIPD’s customers, including 1st Silicon (Malaysia) Sdn. Bhd., Advanced Micro Devices Corporation, Chartered Semiconductor Manufacturing Ltd. (“Chartered”), Dongbu Electronics Co., Ltd., Grace Semiconductor Manufacturing Corporation, International Business Machines Corporation (“IBM”), Infineon Technologies AG, Jazz Semiconductor, Inc., HeJian Technology (Suzhou) Co. Ltd., Kawasaki Motors Ltd., National Semiconductor, Shanghai Hua Hong NEC Electronics Company, Samsung Electronics Co. Ltd., Sharp Electronics Corporation, Silterra Malaysia Sdn. Bhd., Semiconductor Manufacturing International Corporation, Sony Corporation, Semiconductor Technology Academic Research Center, Tower Semiconductor Ltd., TSMC, and United Microelectronics Corporation (“UMC”).

     To date, PIPD has generally licensed its analog and mixed-signal components directly to integrated circuit designers. This relationship has provided PIPD with a more in-depth understanding of end user’s business needs. Over the course of such relationships, PIPD has had the opportunity to review end user design requirements earlier in the design cycle, which may help PIPD deliver optimized intellectual property components to market sooner. PIPD markets its analog and mixed-signal offerings to semiconductor manufacturers for purposes of distributing such products to designers who agree to manufacture their designs at the foundry for which such components were developed.

On-Chip Fabric IP

     To facilitate the development of highly integrated embedded microcontrollers, or systems-on-chip, containing multiple processors and peripherals, ARM was primarily responsible for developing the Advanced Microcontroller Bus Architecture (“AMBA”). AMBA is a specification for a series of on-chip interconnect protocols to enable macrocells (such as a microprocessor, DSP, peripherals, memory controllers) to be connected together to form a system-on-chip. The specification aims to enhance the reusability of peripheral and system macrocells across a wide range of integrated circuit processes and to facilitate the development of a chip family roadmap with reduced time-to-market by encouraging modular design and processor-independence. AMBA is an open specification available from ARM, and ARM partners have access on commercial terms to models, development boards and other tools that support AMBA.

     ARM is also developing and marketing a number of AMBA-compatible PrimeCell IP cores to shorten design time of high integration system-on-chips. These are compatible with the AMBA specification and are offered in a synthesizable form. To facilitate the deployment and integration of the PrimeCells within systems-on-chip, ARM has developed a design automation tool called AMBA Designer.

     Models. ARM continues to develop and market a range of high performance models of its processor cores and peripherals IP. These models enable faster system simulations of ARM-based system-on-chips, so improving the user’s ability to conduct design exploration and software development.

     PrimeXsys Platforms. ARM has developed a number of integrated and validated platforms, primarily constructed from ARM intellectual property. A typical PrimeXsys platform contains sufficient configured intellectual property to boot and run a consumer operating system.

     Third-Party intellectual property. ARM has licensed technology from Imagination Technologies, a leading player in the 3D graphics market. ARM has licensed the MBX graphics accelerator and is promoting this as an intellectual property core.

     ARM has licensed technology from Superscape Group plc (“Superscape”) to broaden its offering in the area of 3D technology for wireless services.

     ARM has entered into a license agreement with National Semiconductor to provide to ARM’s customers an adaptive voltage scaling solution together with the ARM Intelligent Energy Manager.

Development Systems

     The Development Systems business unit designs, manufactures and sells Electronic System Level Design (“ESL”) tools and software development tools that help ARM’s partners and customers to reduce their time to market. The RealView® series development tools consist of two families: the RealView DEVELOP family of embedded software tools, and the RealView CREATE family of Electronic System Level tools. The Development Systems business unit provides tools that are used in the complete system design and software creation process from IP creation all the way through to application development.

     The RealView DEVELOP family of tools helps a software design engineer deliver proven products right first time. Engineers will use the RealView DEVELOP family tools in the design and deployment of code, from applications running on open operating systems right through to low-level firmware. Hardware engineers developing ASIC prototypes and peripherals will use the RealView DEVELOP family to bridge the gap between the software and hardware worlds.

     The RealView Development Suite is a suite of software development tools that offers a complete end-to-end solution for software development that supports all ARM processors and ARM debug technology. The RealView Development Suite includes a compiler, debugger and instruction set simulator. The compiler provides early support for the latest ARM architectures developed by the Processor division at the time that those ARM architectures are released to our lead partners. The compiler is aimed at providing support for the embedded market where performance and small code size are important.

     The RealView Development Suite is complemented by hardware components that allow the software designer to connect to a real target system and control the system for the purposes of finding errors in the software. The RealView ICE unit allows the software developer to control the software running on the prototype product and examine the internal state of the prototype product, which is an essential part of debugging software. The RealView Trace unit allows the software developer to capture the way that the software executes on the product in real-time and provides feedback on the prototype product performance.

     RealView® Hardware Platforms are ideal systems for prototyping ARM-based products. This enables the function of the product to be confirmed in advance of building a silicon chip with a foundry or with a silicon partner. Building a silicon chip is an expensive process which requires a high degree of certainty in the prototype product function. There are three families of boards within the RealView Hardware Platforms: IntegratorTM, Versatile and Soft Macrocell Models. The RealView Integrator product family allows prototypes of the product to be built with a range of ARM cores provided as part of the system. The RealView Versatile family, which includes the RealView Versatile Platform Baseboard, allows software to be executed at a higher speed to check the interaction of the software and the hardware at speeds close to those that are used in the final product. RealView Hardware Platforms are ideal systems for prototyping ARM-based products. They are suitable for architecture and CPU evaluation, hardware and software design, and ASIC emulation.

     Following the acquisition of Keil Elektronik GmbH and Keil Software, Inc. in October 2005, ARM has introduced the RealView Microcontroller Development Kit for the ARM microcontroller family which supports ARM based microcontrollers and 8051 based microcontrollers from companies such as Analog Devices, Atmel, Philips, Samsung, Sharp, and STMicroelectronics. The RealView Microcontroller Development Kit is used by developers who are building products and writing software using standard off-the-shelf microcontrollers.

     The RealView CREATE family of tools allows system architects to create and validate their hardware design ideas in a virtual environment. Processor design engineers will use the RealView CREATE family of tools for creating detailed core models and the tools required to generate and debug code on them. System architects can then create executable specifications of a design, run benchmarks and simulate different architectures very early in the design cycle. The RealView CREATE family of tools creates confidence in the final product much earlier in the design cycle, therefore lowering risk and increasing delivery of products that are right first time.

Embedded Software

     As digital devices become more complex in response to consumer demand for higher performance devices, software plays an increasingly important role in the development of advanced digital devices. Through the development of optimized embedded software, ARM seeks to enable its customers to bring these devices to market faster and with enhanced performance and functionality. This enables ARM to gain design wins in new technology and at the same time to establish new revenue streams for software IP. ARM’s innovation in embedded software covers strategic technologies such as Java acceleration (Jazelle), security (TrustZone), intelligent energy management (“IEM”) and the partnership with Superscape in the development and promotion of the Swerve 3D graphics engine. In addition to internal development activities, ARM continues to invest in the ARM Connected Community program, which embraces more than 320 partners from across the technology spectrum and has resulted in ARM’s architecture being supported by the broadest range of operating systems (“OS”) in the market, including leading OS vendors such as Microsoft and Symbian. ARM’s embedded software, combined with that of its partners, enhances the full performance potential of ARM compute engines for advanced digital products.

Data Engines

     OptimoDE. In July 2003 the Company acquired a company, since renamed ARM Belgium N.V., as part of our strategy to develop new revenue from embedded signal and data processing IP. The embedded signal processing market, driven by the demand for ever more sophisticated multimedia and networking communications equipment, continues to grow in significance and size. However, the demand can often no longer be efficiently served using conventional embedded signal processing approaches. ARM is developing the OptimoDE data engine architecture and tools to address this opportunity.

     AudioDE. ARM is also leveraging its OptimoDE architecture to develop pre-configured application specific data engines for certain key markets. AudioDE is a data engine product designed by ARM to extend the battery life of portable digital audio players and mobile phones. The business model and deliverable set for AudioDE is similar to that used for existing ARM cores.

     A data engine is a reprogrammable, but domain specific application acceleration processor. OptimoDE data engines, typically deployed alongside standard ARM RISC cores, enable superior price, performance and flexibility balances to be reached.

     OptimoDE is VLIW type architecture supported by configuration, profiling, programming and system-on-chip integration tools. Using OptimoDE designers can configure data engines to suit the exact needs of many of today’s demanding applications.

Consulting, Support and Maintenance Services

     Consulting. ARM has a unique knowledge base relating to all aspects of ARM technology and products. ARM consulting services tap into this accumulated experience and expertise to understand a customer’s needs and provide innovative ARM-based solutions. ARM offers services to assist customers to select and implement the ARM microprocessor cores, platform peripherals and other ARM products required to create the most competitive systems with the shortest time-to-market.

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

     Support, Maintenance and Training. ARM provides support and maintenance services under its license agreements to its semiconductor partners as well as ARM product related training. See “—License Agreements” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Service Revenues—Support and Maintenance.” In order to serve its partners better, ARM plans to expand the range of support, maintenance and training services currently offered and to extend the availability of such services from its overseas offices. To this end ARM has Technical Support staff in its Bangalore, India and China offices. See “Item 3. Key Information—Risk Factors—Our International Operations Expose Us to Risks” for a discussion of certain risks inherent in our international operations.

EDA Products and Services

     ARM provides models, software and support services to EDA companies to facilitate the development of ARM based systems by systems companies using EDA tools from those companies.

ARM Partner Network

     Semiconductor Partners. ARM licenses its technology on a worldwide and non-exclusive basis to semiconductor partners that manufacture and sell ARM-based chip solutions to systems companies. At December 31, 2005, ARM’s technology has been licensed to 172 semiconductor companies, including many of the leading semiconductor companies worldwide. ARM serves this geographically diverse base from offices in the UK, P.R. China, France, Germany, Belgium, Israel, Japan, South Korea, Taiwan, India, Singapore and the United States.

     Tools and Development Partners. ARM enables its tools and development partners to design tools that help ARM’s semiconductor partners and customers design ARM based systems. ARM provides IP and support to these tools and development partners to give end customers of the ARM architecture the widest possible range of tools support.

     Design Partners. There are many design companies who develop ARM-based solutions for specific customer needs. Tasks for the system designers range from developing World Wide Web browser software for ARM-based platforms and interfacing ARM and Intel x86 processors to offering turnkey product design services. The Company has also introduced the ARM Technology Access Program whereby design houses, which pass our strict qualification process, are able to access ARM technologies to enable them to undertake ARM-based designs for third parties. There are currently 29 ARM Approved Design Center Program partners in the program.

License Agreements

     ARM is the owner of intellectual property in the field of microprocessor architecture and implementation, data engine architecture and tools for embedded signal processing, system platforms, peripherals, system software and electronic system level design, software development and debug tools and physical IP components. ARM creates innovative technology which incorporates such intellectual property. ARM grants licenses to such technology to semiconductor manufacturers, IDMs and fabless companies, original equipment manufacturers and ASIC design houses to enable such licensees to design, manufacture and distribute silicon chips which combine such technology with licensees’ own differentiating proprietary technology. The licenses are granted under written agreements which contain contractual terms and conditions to protect the technology and the intellectual property embodied therein and to limit ARM’s liability in respect of licensees’ use of the technology. There are a number of different forms of license offered by ARM which are structured to address different licensee requirements and different intellectual property protection issues. In all forms of license ARM strictly controls the modification rights which it grants to its technology and mandates, in order to protect the integrity of the ARM architecture, that the technology is verified by reference to ARM specified tests prior to distribution in licensee products.

     Fees and Royalties. ARM’s Processor division typically charges a license fee for access to its technology and a royalty for each unit of silicon which incorporates ARM’s technology and is distributed by the licensee. PIPD licenses its intellectual property components on a non exclusive, worldwide basis to major integrated circuit manufacturers and integrated circuit design teams that are customers of such manufacturers.

     For both divisions, license fees are invoiced in accordance with an agreed set of milestones. Revenue generated in the form of license fees is recognized in accordance with US GAAP. Royalties are invoiced quarterly in arrears.

      License Programs in respect of the Processor division

     The Processor division’s licenses generally fall under three broad programs: Architecture, Implementation and Foundry. The Architecture License Program is associated with Architecture Licenses. The Implementation License Program encompasses the Implementation License, the Term License, the Per-Use License and the Subscription License. The Foundry License Program is made up of Foundry Licenses and Single Use Design Licenses. Each of these licenses is described below.

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

     The Foundry Program effectively splits an Implementation License into two parts. The Foundry License is a manufacturing license held by the foundry, which gives the foundry the right to manufacture ARM products but only for a partner who has the corresponding Single Use Design License. The Single Use Design License is held by the partner and gives it the right to design products using the specified ARM product. The Single Use Design Licensee only has access to a design kit and does not get access to the layout of the core. The Single Use Design Licensee will ship the design of the ARM compliant product to the foundry quoting a design identification and the foundry will only accept the design if the correct design identification is quoted. At the foundry, the full layout of the ARM product is merged into the ARM compliant product prior to manufacture. All royalties are payable by the Single Use Design Licensee.

      License Programs in respect of PIPD

     PIPD charges manufacturers a license fee that gives them the right to manufacture integrated circuits containing intellectual property components ARM has developed for their manufacturing process. With limited exceptions, manufacturers also agree to pay ARM royalties based on the selling prices of integrated circuits or wafers that contain ARM’s intellectual property components. Generally, ARM credits a portion of the royalty payments to the manufacturer’s account to be applied against license fees for any future orders placed with ARM within a certain time period, if any, payable by the manufacturer. The portion of the royalty payment that is credited to a manufacturer’s account to be applied against future license fees, if any, is based on negotiations at the time the license arrangement is signed.

Competition

     The markets for the Company’s products are intensely competitive and are characterized by rapid technological change. These changes result in frequent product introductions, short product life cycles and increased product capabilities typically representing significant price/performance improvements. Competition is based on a variety of factors including price, performance, product quality, software availability, marketing and distribution capability, customer support, name recognition and financial strength. Further, given the Company’s reliance on its semiconductor partners, the Company’s competitive position is dependent on its partners’ competitive positions. In addition, ARM’s semiconductor partners do not license ARM technology exclusively, and several of them also design, develop, manufacture and market microprocessors based on their own architectures or on other non-ARM architectures and develop their own physical IP in-house. They often compete with each other and with ARM in various applications. Competition with the Company’s partners may become more acute as ARM moves beyond the design and license of its architecture into related businesses, such as design services and system-on-chip integration, in which its partners are currently involved.

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

     The Company believes that the ARM architecture is the leading independent microprocessor technology openly licensed to other companies and that the broad presence afforded to the Company through its established worldwide network of partners gives it an advantage over other companies which license microprocessor related technology. The Company believes that its products offer high performance at competitive prices, and compete favorably in the embedded market by providing an open compatible architecture that is scalable from high performance multimedia applications to small battery operated devices. However, there can be no assurance that the Company will be successful in the face of increasing competition from new technologies or products introduced by existing competitors and by new companies entering the market. See “Item 3. Key Information—Risk Factors—Competition – We May Not Be Able to Compete Successfully in the Future” and “Item 3. Key Information—Risk Factors—Our Architecture, Physical IP Libraries and Development Systems Tools May Not Continue to Be Accepted by the Market.”

Patent and Intellectual Property Protection

     The Company has an active program to protect its proprietary technology through the filing of patents. The Company currently holds 240 US patents on various aspects of its technology, and 498 non-US patents with expiration dates ranging from 2012 to 2024. In addition, the Company has 333 patent applications pending in the United States and an additional 566 patent applications pending in the United Kingdom and various other jurisdictions. The Company’s US patents do not prevent the manufacture or sale of ARM-based products outside of the United States. There can be no assurance that the Company’s pending patent applications or any future patent applications will be approved or will not be challenged successfully by third parties, that any issued patents will protect the Company’s technology or will not be challenged by third parties, or that the patents of others will not have an adverse effect on the Company’s ability to do business. Furthermore, there can be no assurance that others will not independently develop similar or competing technology or design around any patents that have been or may be issued to the Company.

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

     Adverse determinations in litigation could result in the loss of the Company’s proprietary rights, subject the Company to significant liabilities, require the Company to seek licenses from third parties or prevent the Company from licensing its technology, any of which could have a material adverse effect on the Company’s business, financial condition and results of operations. Moreover, the laws of certain countries in which the Company’s technology is or may in the future be licensed may not protect the Company’s intellectual property rights to the same extent as laws in the United Kingdom or the United States, thus reducing the enforceability of the Company’s intellectual property in those countries.

     In any potential dispute involving the Company’s patents or other intellectual property, the Company’s licensees could also become the target of litigation. The Company is generally bound to indemnify licensees under the terms of its license agreements. Although ARM’s indemnification obligations are generally subject to a maximum amount, such obligations could nevertheless result in substantial expenses to the Company. In addition to the time and expense required for the Company to indemnify its licensees, a licensee’s development, marketing and sales of ARM architecture based products could be severely disrupted or discontinued as a result of litigation, which in turn could have a material adverse effect on the Company’s business, financial condition and results of operations. See “Item 3. Key Information—Risk Factors—We May Be Unable to Protect and Enforce Our Proprietary Rights and We May Have to Defend Ourselves Against Third Parties Who Claim That We Have Infringed Their Proprietary Rights.”

Marketing and Distribution

     In order to speed global acceptance of ARM technology, ARM seeks partners with diverse geographic locations and a broad base of systems company relationships. The Company markets its architecture and technology directly to its semiconductor partners and other customers from its offices in Cambridge, Maidenhead, Sheffield and Blackburn in the United Kingdom and also from offices in Japan, South Korea, France, Germany, Taiwan, P.R. China, Israel, Belgium, India, Singapore, and in California, Texas, Massachusetts, North Carolina, New Hampshire and Michigan in the United States. The Company’s architecture and technology are marketed on the basis of a number of factors including high performance/low power and price/performance, rapid time-to-market and the availability of third-party support. ARM also capitalizes on the extensive marketing and distribution networks of its semiconductor partners who market and distribute ARM core-based products directly to systems companies. As part of the Company’s strategy to increase ARM’s visibility, the Company’s license agreements generally require its partners to display an ARM logo on the ARM core-based products that they distribute. The Company believes that to the extent ARM technology becomes more widely accepted, the ARM “brand” will become increasingly important to potential partners and will drive the Company’s expansion into related software, development tools and system design. ARM believes that the availability of its marketing, sales and support services to all of its partners worldwide is critical to the success of the ARM architecture.

Research and Development

     The ability of the Company to compete in the future will be substantially dependent on its ability to advance its technology in order to meet changing market needs. To this end, Company engineers are involved in researching and developing new versions of the ARM microprocessor core and physical IP technology as well as related software and tools applications. The Company is also involved in collaborative research with selected universities to leverage the technological expertise available at those universities. The Company has acquired certain patents from these collaborations.

     As of December 31, 2005, ARM had 846 full-time research and development staff located at offices in Cambridge, Maidenhead, Sheffield and Blackburn in the United Kingdom, Sophia Antipolis, France, Leuven, Belgium, Aachen and Grasbrunn, Germany, Austin, Texas, Cary, North Carolina, Sunnyvale, Irvine and San Diego, California and Bangalore, India. In 2003, 2004 and 2005, research and development expenses were approximately £48.1 million, £50.1 million and £60.1 million, respectively. ARM is currently involved in research projects with the University of Michigan in Ann Arbor, USA. A number of different areas are under investigation in this collaboration, including computer architecture, low-power design and novel advances in microprocessor design to cope with the challenges posed by increased variability in silicon as a result of the shrinking transistor geometrics. The Company has acquired key patents from the university due to this collaboration. The Company expects to continue to invest substantial funds in research and development activities.

Acquisitions

    Keil Elektronik GmbH and Keil Software, Inc.

     On October 27, 2005, the Company purchased the entire share capital of Keil Elektronik GmbH (“KEG”), a company incorporated in Germany for total consideration of $10.9 million (£6.1 million), comprising $10.4 million cash consideration and $0.5 million of related acquisition expenses. On the same day, the Company purchased the entire share capital of Keil Software, Inc. (“KSI” and, together with KEG, “Keil”), a US company, for total consideration of $5.2 million (£2.9 million), comprising $5.0 million cash consideration and $0.2 million of related acquisition expenses.

     The Company has identified the microcontroller (“MCU”) market as a critical growth area for the Company’s future business and with this acquisition, the Company will be able to accelerate progress in that market by offering a more complete solution. As the MCU applications shift from 8/16-bit to 32-bit solutions, the combination of the ARM

Cortex™-M3 processor, which was specifically designed for microcontroller applications, the RealView® high-performance compiler, and Keil’s complementary MCU tools for ARM, will enable new generations of ARM MCU solutions.

ORGANIZATIONAL STRUCTURE

     ARM Holdings plc is the holding company for a number of subsidiaries. The following is a list of our significant subsidiaries at December 31, 2005. Not all subsidiaries are included as the list would be excessive in length. Unless stated otherwise, each subsidiary is wholly owned by us.

Company	Jurisdiction of Incorporation

ARM, Inc.	United States
ARM Physical IP, Inc.	United States
Axys Design Automation, Inc.	United States
Keil Software, Inc.	United States
ARM Germany GmbH	Germany
Keil Elektronik GmbH	Germany
ARM KK	Japan
ARM Korea Limited	South Korea
ARM Limited	England and Wales
ARM Taiwan Limited (99.9% owned)	Taiwan
ARM France SAS	France
ARM Consulting (Shanghai) Co. Ltd.	P.R. China
ARM Belgium N.V.	Belgium
ARM Embedded Technologies Pvt. Ltd.	India
ARM Physical IP Asia Pacific Pte Ltd.	Singapore

PROPERTIES

     The Company leases land and buildings for its executive offices, engineering, marketing, administrative and support operations and design centers. The following table summarizes certain information with respect to the principal facilities leased by the Company:

Location	Freehold/Leasehold	Lease Term and Commencement Date	Approximate Area (square feet)	Principal Use

Cambridge, UK	Leasehold	20 years	45,000	Executive offices and
(110 Fulbourn Road)		September 20, 1999		engineering, marketing
				and administrative
				operations
Cambridge, UK	Leasehold	20 years	13,000	Executive offices and
(90 Fulbourn Road)		December 25, 1993		engineering, marketing
				and administrative
				operations
Cambridge, UK	Leasehold	20 years	35,000	Executive offices and
(130 Fulbourn Road)		March 25, 2002		engineering, marketing

Location	Freehold/Leasehold	Lease Term and Commencement Date	Approximate Area (square feet)	Principal Use

				and administrative
				operations
Maidenhead, UK	Leasehold	25 years	17,125	Design center
		July 28, 1998
Austin, Texas, USA	Leasehold	9 years	17,000	Design center, marketing
		June 1, 1997		and support operations
Sunnyvale, California,	Leasehold	7 years	78,000	Executive offices and
USA		September 1, 2001		engineering, marketing
				and administrative
				operations
Sunnyvale, California,	Leasehold	2.5 years	24,000	Offices space for sale
USA		March 1, 2006		and administrative operations

San Diego, California,	Leasehold	5 years	35,290	Executive offices and
USA		May 1, 2001		engineering, marketing
				and administrative
				operations
Bangalore, India	Leasehold	3 years	24,750	Design center
		May 26, 2003

Bangalore, India	Leasehold	5 years	43,739	Design center
		January 13, 2006

     In addition, the Company leases offices in Blackburn and Sheffield, England, Leuven, Belgium, Irvine, California, USA and Plano, Texas, USA that are used for engineering and administrative purposes as well as in Tokyo, Japan, Taipei, Taiwan and Seoul, South Korea which are used for marketing and support operations, and Company personnel based in Northborough, Massachusetts, USA, Michigan, USA, Salem, New Hampshire, USA, Cary, North Carolina, USA, San Diego and Walnut Creek, California, USA, Shanghai and Beijing, P.R. China, Munich and Aachen, Germany, Paris and Sophia Antipolis, France, Singapore and Tel Aviv, Israel have office space available to them.

ITEM 4A. UNRESOLVED STAFF COMMENTS

     None.

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

Overview

     ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. The Company licenses this technology to semiconductor companies which, in turn, manufacture, market and sell microprocessors, physical IP and related products. ARM has developed an innovative, intellectual-property-centered and market-driven business model in which it neither manufactures nor sells the products incorporating ARM technology, but concentrates on the research and development, design and support of the ARM architecture and supporting development tools and software. Combined with its broad Partner community, the Company provides a total system solution that offers a fast, reliable path to market for leading electronics companies.

   Revenues

     The Company’s revenues are classified as either “Product Revenues,” consisting of license fees, development systems sales and royalties, or “Service Revenues,” consisting of design consulting services and revenues from support, maintenance and training. The most significant component of ARM’s total revenues are license fee and royalty income which accounted for approximately 83%, 78% and 74% of total revenues in 2005, 2004 and 2003, respectively.

     License fees as a percentage of total revenues will be affected by flucations in royalties and in demand for ARM’s development systems, design consulting and support and maintenance services grows. These products and services complement ARM’s basic licenses by supporting ARM’s traditional semiconductor partners in their efforts to reduce time to market. In addition, they provide ARM with a way to support systems companies who purchase finished ARM products from semiconductor companies as well as certain software vendors whose software runs on ARM microprocessors. Growth in these complementary products and services will depend on continued success in demonstrating to semiconductor companies, systems companies and software vendors the enhanced implementation possibilities which such products and services provide for ARM-based products and, more generally, on continued market acceptance of the ARM architecture. Growth in these complementary products and services will also depend on whether the Company can devote sufficient engineering staff to support growth in services, especially consulting. Revenues from development systems, design consulting and support and maintenance services was 17%, 22% and 26% of total revenues in 2005, 2004 and 2003, respectively.

     Revenues from royalties accounted for approximately 38%, 39% and 34% of total revenues in 2005, 2004 and 2003, respectively. The Company believes royalty revenue will continue to contribute a significant portion of total revenue going forward as the total number of partners and licenses increase.

     As of December 31, 2005, the Company had 172 semiconductor licensees who in turn provide access to many other customers worldwide.

   Product Revenues

     License Fees. Most licenses are designed to meet the specific requirements of the particular customer and can vary from rights to embed ARM technology into a customer’s own application specific product to the complete design of a “system-on-chip.” See “Item 4. Information on the Company—Business Overview—License Agreements.” Over the term of a license, contractual payments can range from hundreds of thousands of dollars to several millions of dollars. The intellectual property licensed by the Company consists of software and related documentation which enable a customer to design and manufacture microprocessors and related technology and software. A license may be perpetual or time limited in its application. In general, the time between the signing of a license and final customer validation of the ARM technology is between 9 and 15 months with most time allocated to the period between delivery and validation of the technology. Delivery generally occurs within a short time period after the signing of a license. The licensee obtains license rights to the intellectual property at the time of signing. In addition, the licensee obtains ownership of the licensed rights to the in-process customization as well as the completed customization. License fees are invoiced according to an agreed schedule. Typically the first invoice is on signing of the contract, the second is on delivery of the customized intellectual property (being the intellectual property and other technical information relating to the product licensed) and the third is a date-based milestone, usually within nine months of signature of the license. No upgrades or modifications to the licensed intellectual property are provided, except those updates and upgrades provided on a when-and-if-available basis under post-contract support (“PCS”). Following licensee validation of the ARM technology, the Company has no further obligations under the license agreement, except those under a valid PCS arrangement as mentioned above.

     In addition to the license fees, contracts generally contain an agreement to provide post-contract support (support, maintenance and training) which consists of an identified customer contact at the Company and telephonic or e-mail support. Fees for post-contract support which take place after customer acceptance are specified in the contract. Revenues from post-contract support are shown within Service Revenues and are discussed further below under “—Service Revenues—Support and Maintenance.”

     Development Systems. Revenues from sales of development boards and toolkits have grown steadily with demand from licensees, systems companies and certain software vendors whose software runs on ARM microprocessors. Further revenue growth has arisen from the introduction of new ARM technology such as Electronic System Level (ESL) tools and MCU tools following the acquisitions of Axys and Keil respectively (See Note 6 to the Consolidated Financial Statements).

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

   Service Revenues

     Consulting. Consulting activities support the overall design win process and generate intellectual property for relicensing. Licensees of ARM technology frequently request consulting assistance for systems level design in order to enable them to launch their products more quickly.

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

   Costs of Revenues

     Product Costs. Product costs are limited to variable costs of production such as the costs of manufacture of development systems, amortization of the Company’s third-party technology licenses, cross-license payments to collaborative parties and the time of engineers on PIPD projects. Over time, it is likely that product costs will fluctuate, and may fluctuate significantly, as the Company ports different operating systems and applications software to run on the core ARM technology. In addition, to the extent the Company is not successful in persuading license partners to share the costs of porting operating systems, these costs may exceed management’s expectations.

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

     The impact and any associated risks related to these policies on our business operations are discussed throughout this section where such policies affect our reported and expected financial results. Note that our preparation of the financial statements included in this annual report on Form 20-F requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

   Revenue Recognition

     Revenue consists of license fees received under the terms of license agreements with customers to enable them to use the Company’s intellectual property (“IP”), which is customized to each customer’s manufacturing process. The Company receives royalties on sales by the Company’s customers of products containing ARM technology. It also supplies off-the-shelf software tools, bought-in boards and toolkits, training and consultancy services. See “—Overview—Revenues” above.

     The Company primarily earns revenues from licensing its IP to leading electronics companies which in turn manufacture, market and sell microprocessors, ASICs and ASSPs based on the Company’s architecture to systems companies for incorporation into a wide variety of end products. The Company’s IP consists of software and related documentation which enables a customer to design and manufacture microprocessors and related technology and software. Most licenses are designed to meet the specific requirements of each customer and are generally not time limited in their application. In general, the time between the signing of a license and final validation of the customer’s ARM – compliant product is between six and 15 months. Upgrades or modifications to the licensed IP are not provided. Following validation of the customer’s ARM – compliant product, the Company has no further obligations under the license agreement.

     In accordance with SOP 81-1, “Accounting for performance of construction-type and certain production type contracts,” when license agreements include deliverables that require “significant production, modification or customization,” contract accounting is applied. Revenues from license fees are recognized based on the percentage-of-completion method over the period from signing of the license to validation of the customer’s ARM – compliant product and the completion of all outstanding obligations. The amount of revenue recognized is based on the total license fees under the license agreement, or that portion of the total license fees which is determined to be fixed or determinable in arrangements involving extended payment terms and the percentage-of-completion achieved. Those amounts that are not deemed fixed or determinable at the outset of the arrangement are recognized as the payments become due. Where an arrangement is for multiple elements, each requiring significant production, modification or customization, the Company evaluates whether the bifurcation criteria of SOP 81-1 are met, and if so, the total arrangement fee is allocated accordingly. The percentage-of-completion is measured by monitoring progress using records of actual time incurred to date in the project, compared with the total estimated project requirement. Revenues are recognized only when collectability is probable. Estimates of total project requirements are based on prior experience of customization, delivery and validation of the same or similar technology and are reviewed and updated regularly by management. Under the percentage-of-completion method, provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of such losses is determined.

     Agreements that include rights to unspecified products (as opposed to unspecified upgrades and enhancements) are accounted for using subscription accounting, revenue from the arrangement being recognized over the term of the arrangement, or an estimate of the economic life of the products offered if no term is specified, beginning with the delivery of the first product.

     In accordance with SOP 97-2, “Software revenue recognition,” where agreements involve multiple elements that do not require “significant production, modification or customization,” the Company recognizes license revenue when a signed contract or other persuasive evidence of an arrangement exists, the product has been shipped or electronically delivered, the license fee is fixed or determinable and collection of the resulting receivable is probable. Where agreements include multiple elements, the revenue recognition criteria for each element are typically met within the same accounting period, i.e. on delivery of the elements. If an element is undelivered at a period end, the Company determines whether it has sufficient vendor specific objective evidence (“VSOE”) of fair value in order to make an allocation amongst the elements. With the exception of post-contract support (“PCS”) and certain recharacterization services undertaken by the Company’s Physical IP division, the Company does not currently believe it has sufficient VSOE to make such allocations. Accordingly, no revenue is recognized on arrangement where deliverables other than PCS and those recharacterization services that are deemed to provide VSOE of their fair value remain outstanding.

     License fees are considered fixed or determinable if they are not dependent on customers completing specific milestones and they are not subject to extended payment terms, i.e. the payment terms do not extend over a substantial period when compared to the payment terms in similar license arrangements and when compared with the licensed products’ life cycle. If all the fees in an arrangement are deemed to be fixed or determinable, the Company recognizes revenue when all other revenue recognition criteria have been met. The excess of revenue recognized in respect of such fees over fees invoiced is recorded as an accrued revenue asset. Where an arrangement includes fees that are not deemed fixed or determinable, revenue from the arrangement is recognized as the payments become due and the excess of fees invoiced over revenue recognized in respect of such fees is recorded as a deferred revenue liability.

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

     Certain products have been co-developed by the Company and a collaborative partner, with both parties retaining the right to sell licenses to the product. In those cases where the Company makes sales of these products and considers itself to be the principal under EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” the total value of the license is recorded as revenue and the amount payable to the collaborative partner is recorded as cost of sales. Where the collaborative partner makes sales of these products, the Company records as revenue the commission it is due when informed by the collaborative partner that a sale has been made and cash has been collected.

     Sales of boards and toolkits are recognized upon delivery. While some arrangements with distributors provide very limited rights of return, the Company’s history is that actual returns are negligible and accordingly no provisions are deemed necessary.

     Services, such as consulting and training are typically sold in stand-alone arrangements. Where they are sold in conjunction with other deliverables and they are not considered essential to the functionality of those other deliverables, they are accounted for separately based on VSOE, if VSOE has been established. Revenue for these services is recognized as the services are performed and collectability is probable. If VSOE for the services does not exist or the services are deemed to be essential to the functionality of the other deliverables in the arrangement, the entire arrangements fee is recognized as the services are performed. The excess of fees invoiced over revenue recognized in respect of such fees is recorded as a deferred revenue liability.

     Revenues from consulting projects, which are typically of a short duration, are recognized when the service has been provided and all obligations to the customer under the consulting agreement have been fulfilled. For longer term and more complex consulting projects, typically containing several project milestones, where significant modification to ARM core-

based IP is required, revenues are recognized on a percentage-of-completion basis as milestones are achieved. This method approximates to percentage-of-completion based on labor inputs.

     Royalty revenues are earned on sales by the Company’s customers of products containing ARM technology. Revenues are recognized when the Company receives notification from the customer of product sales, or receives payment of any fixed royalties. Notification is typically received in the quarter following shipment of product by the customer.

     Where the Company enters into more than one agreement with the same customer in the same, short time frame, an assessment is made to establish whether the group of agreements is so closely related that they effectively form a single multiple-element arrangement. The factors considered in making this assessment include, but are not limited to:

  whether the different elements are closely interrelated or interdependent in terms of design, technology or function;

  whether the fee for one or more of the agreements is subject to a refund or forfeiture or other concession if one of the other contracts is not completed satisfactorily;

  whether one or more elements in one agreement are essential to the functionality of an element in another agreement;

  whether payment terms under one agreement coincide with performance criteria of another agreement; and

  whether the negotiations are conducted jointly with two or more parties to do what in essence is a single project.

     Where the Company enters into a license arrangement in exchange for a license to the customer’s technology, in the absence of evidence of fair value of the arrangement, the transaction is recorded at carry-over basis.

   Purchased Goodwill and Intangible Assets

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

     We assess the impairment of long-lived assets and identifiable intangibles whenever a triggering event occurs. Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. Factors which could trigger an impairment review include the following: (i) significant negative industry or economic trends, (ii) exiting an activity in conjunction with a restructuring of operations, (iii) current or projected losses that demonstrate continuing losses associated with an asset, or (iv) a significant decline in our market capitalization, for an extended period of time, relative to net book value. When we determine that there is an indicator that the carrying value of long-lived assets, identifiable intangibles and related goodwill may not be recoverable, we measure impairment based on estimates of future conditions such as future revenues, gross margins and operating expenses, the fair values of certain assets based on appraisals, and industry trends.

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

     In accordance with SFAS 131 “Disclosures about segments of an enterprise and related information,” the Company has identified its operating segments based on the information used by the Chief Operating Decision Maker in monitoring the business. For the purposes of assessing the carrying value of goodwill for impairment, goodwill has been allocated to reporting units. Based on the nature and extent of discrete information available to management, the Company believes that, for ARM, each operating segment consists of a single reporting unit. Goodwill has been allocated to the two reporting units on the “with and without” basis in accordance with SFAS 142.

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

Results of Operations

     Total revenues for the year ended December 31, 2005 amounted to £232.4 million, an increase of 52% from total revenues of £152.9 million in the twelve months ended December 31, 2004. The figure for 2004 does not include revenues for the Artisan business (now PIPD) acquired in December 2004. The US dollar to sterling actual average exchange rate in 2005 was $1.80 compared to $1.78 in 2004, which had the effect of reducing total reported revenues by approximately £2.8 million.

     The following table sets forth, for the periods indicated, the percentage of total revenues represented by certain items reflected in the Company’s consolidated statements of operations.

	Year ended December 31,

	2003	2004	2005

	%	%	%

Revenues
Product revenues	88.2	90.7	93.7
Service revenues	11.8	9.3	6.3

Total revenues	100.0	100.0	100.0

Cost of revenues
Product costs	4.8	4.4	8.3
Service costs	3.8	3.3	2.6

Total cost of revenues	8.6	7.7	10.9

	Year ended December 31,

	2003	2004	2005

	%	%	%

Gross profit	91.4	92.3	89.1

Operating expenses
Research and development	37.6	32.8	25.8
Sales and marketing	17.9	15.7	14.7
General and administration	22.0	19.9	16.2
Amortization of deferred stock-based compensation	0.4	0.6	4.2
In-process research and development	—	2.3	0.1
Amortization of intangibles purchased through business combination	—	0.4	7.5

Total operating expenses	77.9	71.7	68.5

Income from operations	13.5	20.6	20.6
Interest and similar income, net	3.7	4.5	2.3
Minority interest	(0.1)	—	—

Income before income tax	17.1	25.1	22.9
Provision for income taxes	7.0	6.8	4.9

Net income	10.1	18.3	18.0

     Management analyzes product revenues in the categories of royalties, licenses and development systems and service revenues in the categories of consultancy and support, maintenance and training. The following table sets forth, for the periods indicated, the amount of total revenues represented by each component of revenue.

	Year ended December 31,

	2003	2004	2005	2005(1)

	(in thousands)
Product Revenues
Royalties	£44,281	£59,647	£87,849	$150,819
Licenses	50,766	59,366	104,223	178,930
Development Systems	17,911	19,719	25,639	44,017

	112,958	138,732	217,711	373,766

Service Revenues
Consulting	£2,360	£2,064	£1,027	$1,763
Support, Maintenance and Training	12,752	12,101	13,701	23,522

	15,112	14,165	14,728	25,285

Total Revenues	128,070	152,897	232,439	399,051

(1)	Amounts in pounds sterling have been translated into US dollars solely for the convenience of the reader, at the December 31, 2005 closing rate of £1.00 = $1.7168. Translations should not be construed as representations that sterling could be so converted into US dollars at that rate or at any other rate.

Product Revenues

     Product revenues. Product revenues consist of license fees, sales of development systems and royalties. Product revenues for 2003, 2004 and 2005 were £113.0 million, £138.7 million and £217.7 million, representing 88%, 91% and 94% of total revenues respectively.

     License revenues increased from £50.8 million in 2003 to £59.4 million in 2004, and increased further to £104.2 million in 2005 representing approximately 40%, 39% and 45% of total revenues in 2003, 2004 and 2005 respectively.

     License revenues have grown by 27% and 19% in 2004 and 2005 respectively. The portfolio of licensable products comprises a rich mix of proven ARM technology, such as the ARM7 and ARM9 families of products, products introduced in recent years which are still in the early stages of their licensing life cycle, such as the ARM11 family of products, and the first three Cortex family products which have already been licensed by lead Partners and which will be available for general licensing in 2006.

     71 new licenses were signed in 2005 compared to 65 in 2004 and 51 in 2003. ARM11 accounted for 21% of license revenues in 2005, compared to 17% in 2004 and 10% in 2003. 32 companies became new ARM Partners in 2005, bringing the total number of semiconductor partners to 172 at the end of 2005. This total number of semiconductor partners was net of those companies that have signed licenses with ARM in the past but have since been acquired by other companies or who no longer have access to ARM technology for other reasons.

     In October 2005, we formally launched the Cortex-A8 processor, the industry’s fastest embedded processor to date and the first complete processing solution comprising a broad portfolio of ARM technology to reduce time-to-market. The award-winning Cortex-A8 processor is expected to enable the delivery of higher levels of entertainment and innovation to end users. Its performance and power utilization characteristics make it suitable for demanding consumer products running multi-channel video, audio and gaming applications. The speed and power efficiency of the Cortex-A8 processor are enabled by new ARM Artisan libraries supporting technologies such as Intelligent Energy Manager (“IEM”). Additionally, the new processor features ARM TrustZone technology for secure transactions. In 2005, one Cortex-A8 processor license was signed compared to two in 2004 and one in 2003.

     The Cortex-M3 processor has been licensed to four lead partners to date. Initial product deliveries were successfully made to the lead partners in the fourth quarter of 2005 and the product is now available for mainstream licensing. Test silicon for the Cortex-M3 processor has been received and is exhibiting higher performance and smaller size characteristics than initially expected. The Cortex-M3 processor is specifically designed to meet the requirement for high system performance in microcontrollers and other very cost-sensitive embedded applications such as automotive products and white goods. The microcontroller market has traditionally been serviced by 8- and 16-bit devices, but it has seen a substantial increase in performance requirements as users demand greater flexibility based in software, and as cost pressures drive the consolidation of applications on to a single device. The Cortex-M3 processor, with multiple technologies to reduce memory use whilst delivering industry-leading power and performance, provides a suitable platform both to accelerate the migration of applications from legacy components to 32-bit microcontrollers and for use in such products as ultra low-cost mobile handsets.

     The third Cortex family product available for mainstream licensing in 2006, currently code-named “ServalE,” has been licensed by two lead partners to date. ARM’s ServalE next-generation processor for deeply-embedded applications is expected to be available for mainstream licensing in the first half of 2006.

     License revenues from non-core products, covering items such as platforms, peripherals, embedded trace modules, embedded software, data engines, models and sub-systems, increased in 2005 to £11.1 million from £10.5 million in 2004 and £8.9 million in 2003 representing approximately 16% of license revenues in 2005, 18% in 2004 and 18% in 2003.

     2005 saw the first synergistic benefits from the combination of ARM and Artisan, both in terms of revenue and technology collaboration, with a total of seven synergistic revenue deals signed in 2005. Synergistic deals include, in mangements’ determination, both instances of physical IP being licensed to ARM Partners and instances of contracts being won against the competition due to both processor and physical IP being available from ARM. ARM’s Physical IP division (PIPD) reported license revenues of £34.8 million in 2005, representing approximately 33% of total license revenues.

     In the first half of 2005, ARM introduced the first innovative business model to result from the combination of ARM and Artisan, with the announcement on April 11, 2005 of the launch of the ARM DesignStart program, a potentially significant broadening of the reach of ARM’s existing Foundry Programme, which allows developers access to the ARM7TDMI processor for the TSMC, UMC, SMIC and Chartered Semiconductor process technologies at no initial charge. By leveraging the web-based distribution channel developed by Artisan, developers are able to gain early access to ARM technology to complete the design process all the way through to chip-level verification. Once the design is finished and ready for fabrication, a single-use design license can be purchased from ARM to receive a full set of deliverables, enabling tape out and manufacture at any of the supported foundries.

     As well as the Cortex-A8 processor, we are developing other products which benefit from the integration of processor and physical IP. In January 2006, we unveiled a high performance implementation of the ARM1176JZF-S processor, enhanced with the ARM Artisan Advantage cell library and memories, which achieves a frequency of more than 750 MHz in a high-performance 90nm foundry process while occupying less than 2.4 mm2 of silicon area. This represents a significant performance increase through a combination of collaborative design, advanced physical IP and process technology. The optimized implementation delivers an industry-leading performance for existing applications and operating systems without the need for expensive software re-design or re-compilation. Further, the ongoing collaboration between PIPD and ARM’s Fabric IP business unit yielded fruit in the fourth quarter of 2005 with the first 130nm test chip with combined DDR and PrimeCell peripherals being received back from the fab and working first time.

     Revenues from the sale of development systems increased from £17.9 million in 2003 to £19.7 million in 2004 to £25.7 million in 2005 representing approximately 14%, 13% and 11% of total revenues in 2003, 2004 and 2005 respectively. This growth has been generated by working with customers on longer term relationships for the supply of RealView® Developer tools for software development, continued momentum behind the RealView Create tools for Electronic System Level design tools (“ESL”) customers and a buoyant market place for tools to support the broad portfolio of ARM microprocessors. Development Systems has entered into more multi-year contracts for larger product volumes which improves the visibility of business going forward and builds a good customer base from which to drive new innovation.

     Following the acquisition of Axys in August 2004, ARM has further strengthened its Development Systems business with the acquisition of two microcontroller tools suppliers in October 2005, namely Keil Elektronik GmbH and Keil Software, Inc. These acquisitions enable ARM to benefit even further from the accelerating growth in the 32-bit microcontroller market and provide the Company access to a well-developed channel through which to sell microcontroller toolkits in order to address the much larger customer base associated with this market.

     Royalties are either set as a percentage of the licensee’s net sales price per chip or, less frequently, as a fixed amount and are recognized when the Company receives notification from the customer of product sales. In effect, this means that it is normally in the quarter following the shipments that data is received and so royalty data for a year reflects actual shipments made from the beginning of October of the previous year to the end of September of the current year. Royalties increased from £44.3 million in 2003 to £59.6 million in 2004 and increased further to £87.8 million in 2005, representing 34%, 39% and 38% of total revenues in 2003, 2004 and 2005 respectively. The 2005 revenues are split £72.5 million from the Processor division royalties and £15.3 million from the Physical IP division. Volume shipments increased from 782 million units in 2003 to 1,272 million in 2004, with the increase in volumes coming from all market segments, especially consumer entertainment and storage products. Total unit shipments in 2005 of 1,662 million represented an increase of 31% compared to 2004. Unit shipments in the mobile segment grew by 23% year-on-year and in the non-mobile segments by 46%. Growth in the non-mobile segments was achieved across a broad range of product applications including hard disk drives, games consoles, smart cards, printers, DVD players, flash memory products, digital still cameras, WiFi chipsets and automotive products.

     The Company expects royalty revenues to grow year-on-year although they may be subject to significant fluctuations from quarter to quarter. The total number of partners shipping ARM technology-based products at the end of 2005 was 68 after taking into account corporate activity within the ARM partnership. 19 companies are paying royalties for physical IP products at the end of the year. Royalties within PIPD have demonstrated market share growth in 2005 against the backdrop of a difficult year for the foundries.

     Service revenues. Service revenues consist of design consulting services and revenues from support, maintenance and training. Service revenues decreased from £15.1 million in 2003 to £14.2 million in 2004, but grew to £14.7 million in 2005, representing 12%, 9% and 6% of total revenues in 2003, 2004 and 2005 respectively. The decrease in 2004 was primarily due to foreign exchange fluctuation during that year as the majority of revenues for the business are in US dollars and service revenues for 2003, 2004 and 2005 grew from $24.5 million to $25.1 million to $26.5 million respectively.

     Geographic analysis. Operating in a global environment, the geographic destinations of the Company’s revenues fluctuate from period to period depending upon the country of origin of its customers. The pattern of revenues in 2005 was 43% of revenues coming from the US, 18% from Japan, 25% from Asia Pacific, excluding Japan, and 14% from Europe. In 2004, revenues from the US represented 51%, Japan 21%, Asia Pacific, excluding Japan, 13%, and Europe 15%. In 2003, revenues from the US represented 51%, Japan 19%, Asia Pacific, excluding Japan, 12%, and Europe 18%. The increase in the proportion of revenues coming from Asia Pacific, excluding Japan, in 2005 is due to PIPD licensing physical IP to Asian foundries, for instance TSMC and UMC.

     Product costs. Product costs are limited to variable costs of production such as the costs of manufacture of development systems, amortization of our third-party technology licenses, cross-license payments to collaborative partners and time of engineers on PIPD projects. Product costs were £6.2 million in 2003, £6.7 million in 2004 and £19.3 million in 2005, representing 5%, 4% and 8% of total revenues in 2003, 2004 and 2005 respectively. The large increase in product costs in 2005 is as a result of the PIPD direct costs of revenue, namely the associated engineering time spent on revenue-bearing projects. Approximately two-thirds of total product cost of sales were made up of development systems costs in both 2004 and 2003, with the balance comprising additional costs related to the costs of third-party licenses and cross-license payments to collaborative partners. In 2005, the proportion of development systems costs fell to approximately a quarter, PIPD direct costs approximately two-thirds and the balance third-party licenses and cross-license payments. Product gross margin in 2005 was 91%, compared to 95% in 2004 and 95% in 2003. In 2005, product gross margin in the Company excluding PIPD was 96% and for PIPD was 75%. The Company does not currently expect a significant increase in product costs in 2006.

     Service costs. Service costs include the costs of support and maintenance services to licensees of ARM technology as well as the costs directly attributable to consulting work performed for third parties. Cost of services increased from £4.9 million in 2003 to £5.1 million in 2004 and £6.1 million in 2005. The gross margins earned on service revenues were approximately 68% in 2003, 64% in 2004 and 59% in 2005. Whilst services revenues have remained relatively flat in 2004 and 2005, costs have increased as the business invests more into the engineering departments, a proportion of which is allocated to services costs.

     Key performance indicators. The Company’s management uses several key performance indicators in assessing the Company’s performance. A key performance indicator for the business is backlog, defined as the aggregate value of contracted business not yet recognized in the profit and loss account. Of our revenue streams, it excludes royalty revenue, which is recognized upon receipt of the royalty reports from our partners and consequently passes into backlog and is immediately released when invoiced. Consequently, backlog focuses on the health of our licensing and our services businesses.

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

     At the end of 2005, backlog was higher than at the beginning of the year.

	Year ended December 31,

Maturity profile of backlog	2004	2005

Next two quarters (Q1 and Q2)	38%	44%
Subsequent two quarters (Q3 and Q4)	23%	26%
Greater than twelve months	39%	30%

Total	100%	100%

	Year ended December 31,

Backlog composition	2004	2005

Subscription & Architecture licenses	16%	12%
Cores / Physical IP	60%	62%
Support & Maintenance and Others	24%	26%

Total	100%	100%

     The shorter duration of the backlog in 2005 compared to 2004 reflects the inclusion of PIPD backlog which is generally shorter term and the completion of some longer term subscription licenses included in the 2004 figure, as well as a more mature product portfolio overall.

     Another key performance indicator is the number of patent applications submitted by ARM employees. ARM incentivizes its employees to submit patent applications by awarding patent bonuses. The number of patent applications submitted by ARM employees was 163 in 2005, 170 in 2004 and 111 in 2003.

     Research and development costs. Research and development costs increased from £48.1 million in 2003 to £50.1 million in 2004 to £60.1 million in 2005, representing 38%, 33% and 26% of total revenues in 2003, 2004 and 2005 respectively. Continued investment in research and development remains an essential part of the Company’s strategy since the development of new products to license is key to its ongoing success.

     Total engineering headcount increased from 442 at the end of 2003 to 739 at the end of 2004. The increase in 2004 was due to the acquisitions of both Artisan and Axys as well as some growth within the existing business. Engineering headcount at the end of 2005 was 846 with the increases coming from organic growth predominantly in India but in all locations around the world, as well as from the Keil acquisitions.

     Sales and marketing. Sales and marketing expenditure increased from £23.0 million in 2003 to £23.9 million in 2004 and was £34.1 million in 2005, representing 18% of total revenues in 2003, 16% in 2004, and 15% in 2005. Headcount in this area increased from 203 at December 31, 2003 to 282 at the end of 2004, and was 297 at the end of 2005. Most of the growth in 2004 came from the acquisitions but there was also growth with new offices opening in Bangalore, India and Beijing, PR China. The total number of offices with sales people is currently 22 and this enables improved contact with the Company’s geographically diverse customer base.

     General and administrative. General and administrative headcount at December 31, 2005 was 181, up from 150 at the end of 2004 and 95 at the end of 2003. Again, the majority of the increase in 2004 came from the acquisitions, whilst the increase in 2005 has come partly from acquisitions but also organic growth to strengthen the infrastructure of the Company as it continually expands. General and administrative costs were £28.1 million in 2003, £30.4 million in 2004 and £37.6 million in 2005, representing 22%, 20% and 16% of total revenues respectively. Costs in 2005 include £0.3 million of impairments made to investments (2003: £1.6 million; 2004: £nil). Litigation costs were £9.1 million in 2003, £5.1 million in 2004 and £0.4 million in 2005, fluctuations arising largely as a result of annual variations in the amount of legal expenses relating to patent protection cases and other similar costs. Legal costs in 2003 were particularly high due to the provision for settlement of the Herodion arbitration which was paid early in 2004. £4.5 million of the costs in 2004 related to a technology license agreement signed in the year under which ARM agreed to pay $13.3 million (£6.9 million) in four equal, semiannual instalments over two years. The agreement conferred both retrospective and prospective rights, each of which was valued based on a discounted cash flow analysis, and the arrangement consideration was allocated to each element based on the relative fair values. The retrospective amount, amounting to £4.5 million, was charged to administrative expenses in the income statement in 2004, with an additional £0.4million being charged to the income statement in 2005. The remaining prospective element, amounting to £2.0 million, has been accounted for as a prepayment at December 31, 2005 and is being amortized over seven years. Expense in relation to provisions for doubtful debts were £0.5 million in 2005, a release of £0.1 million in 2004 and a further release of £0.1 million in 2003. Unrealized future foreign exchange gains on certain committed but not yet invoiced future revenue streams of £2.1 million (2004: losses of £0.7 million; 2003: losses of £1.1 million) were recorded in accordance with SFAS 133. There was a gain on foreign exchange of £0.9 million in 2003 but losses of £1.5 million and £2.3 million in 2004 and 2005 respectively. See “—Foreign Currency Fluctuations” below.

     Amortization of deferred stock-based compensation. Deferred stock-based compensation arises on the Company's SAYE and LTIP schemes (see Note 1 to the Consolidated Financial Statements) and the amortization of charges deferred on new options granted as part of the acquisition of Artisan. The compensation cost in relation to the SAYE options amounted to £417,000 in 2005 (2004: £341,000; 2003: £310,000), in relation to the LTIP scheme of £3,814,000 (2004: £619,000; 2003: £241,000) and in respect of the Artisan assumed options of £5,496,000 (2004: £nil; 2003: £nil). Approximately £3.2 million of the charge for the LTIP in 2005 was due to an increase in the number of awards that were expected to vest, predominantly from the 2003 scheme, due to an improvement in the Company’s total shareholder return compared to the comparator groups in the year.

     In-process research and development. During 2004, the Company purchased Axys Design Automation Inc. and Artisan Components, Inc. (now ARM Physical IP, Inc.). Those intangible assets that were still in development (known as in-process research and development) were charged directly to the income statement, amounting to £0.4 million and £3.2 million for Axys and Artisan, respectively in 2004. A further £0.3 million of Artisan in-process research and development was charged to the income statement in 2005 as the final valuation of intangibles was completed. All acquired in-process research and development from the Axys and Artisan acquisitions are progressing as expected with some still incomplete as at December 31, 2005.

     Amortization of intangible assets. Various licenses to use third-party technology have been signed over the past several years, with their values being capitalized and amortized over the useful economic period that the Company is expected to gain benefit from them (generally between three and five years). Licenses totaling £4.7 million were purchased during 2001 to 2004 with amortization of these licenses amounting to £0.5 million in 2005 (2004: £0.5 million; 2003: £1.2 million). A further license for £1.0 million was purchased in 2005 and is being amortized over five years with £0.3 million being charged in 2005.

     Following the out-of-court settlement of the Company’s litigation against picoTurbo, Inc. in December 2001, picoTurbo assigned its intellectual property rights to the Company for a payment of £7.5 million. This is being amortized over four years and £1.5 million was charged to the income statement in 2002 and £2.0 million in 2003, 2004 and 2005. The Company also purchased a patent for £0.7 million in 2002 which is being amortized over five years. The amortization charge was £0.1 million in 2003, 2004 and 2005.

     During 2003, the Company purchased Adelante Technologies N.V. (now ARM Belgium N.V.). Included with the assets purchased were £0.3 million of intangible assets comprising developed technology and customer relationships which are being amortized over five years and two years respectively. The amortization charge for the assets during 2005 and 2004 was £0.1 million in each year (2003: less than £0.1 million). During 2004, the Company purchased Axys Design Automation Inc. and Artisan Components, Inc. (now ARM Physical IP, Inc.). Intangibles acquired and capitalized as part of these business combinations totaled £1.9 million and £70.9 million respectively and are being amortized over five years and between one and six years respectively (see Note 6 to the Consolidated Financial Statements for further details). The total charge during 2004 was £0.1 million and £0.3 million for Axys and Artisan respectively, and during 2005 was £0.4 million and £16.5 million.

     During 2005, the Company purchased Keil Elektronik GmbH and Keil Software, Inc. Intangibles acquired and capitalized consisted of developed technology, customer relationships and trade names and totaled £8.7 million. These are being amortized between two and five years and the amortization during 2005 totaled £0.4 million.

     Interest. Interest receivable increased from £4.8 million in 2003 to £6.9 million in 2004, but fell to £5.3 million in 2005. The growth in interest in 2003 and 2004 was due to higher average cash balances and increasing interest rates, but fell in 2005 as a result of the cash outflow at the end of 2004 for the acquisition of Artisan. The Company invested cash balances over periods of up to one year during 2005, although most were for periods less than six months.

     Income before income tax. Income before income tax was £22.0 million in 2003, £38.5 million in 2004 and £53.2 million in 2005, representing 17%, 25% and 23% of total revenues respectively. The increased margin in 2004 was due to higher revenue and continued cost control, and would have been higher without non-recurring and acquisition-related charges of £9.7 million during the year (comprising £4.5 million of a non-recurring technology license charge, £3.6 million of in-process research and development write-off, £0.6 million of business combination intangible amortization and £1.0 million of deferred stock-based compensation). Similarly the primary reason for the fall in margin in 2005 was due to acquisition-related charges (in-process research and development of £0.3 million and £17.4 million of business combination intangible amortization) and deferred stock-based compensation of £10.4 million.

     Tax charge. The Company’s effective tax rates were 40.7% in 2003, 27.2% in 2004 and 21.3% in 2005. The effective tax rate fell in 2004 with additional costs being allowable for research and development tax credits, an increase in compensation expense associated with outstanding employee stock options resulting in an increase in deferred tax credits and some of the non-cash accounting charges being claimed in 2004. It fell further in 2005 primarily as a result of benefits arising from the structuring of the Artisan acquisition.

Segment Information

     The directors are of the opinion that the Company had only one class of business during 2004 and before, but that following the acquisition of Artisan Components, Inc. in December 2004, the Company now has two reportable business segments, namely the Processor division and the Physical IP division. Although the Chief Operating Decision Maker and the rest of the board are provided with analyses of revenues by the different revenue streams (licensing, royalties, development systems and services), costs, operating results and balance sheet items are only analyzed into two divisions, namely Processors and Physical IP. As such these are currently the only two reportable segments. The Processor division’s revenues comprise legacy ARM products and services, including those from development systems products, including those of Axys. In 2005, the Company acquired Keil Elektronik GmbH and Keil Software, Inc. and both have been included within the Processor division. The Physical IP division consists of the business stream previously undertaken by Artisan and the revenues from the Physical IP division are derived from the sale of legacy Artisan products and services.

Processor division (PD)

     Revenues. Total revenues for 2003, 2004 and 2005 were £128.1 million, £152.7 million and £182.3 million respectively.

     License revenues increased from £50.8 million in 2003, to £59.4 million in 2004, and increased further to £69.4 million in 2005, representing approximately 40%, 39% and 38% of total PD revenues in 2003, 2004 and 2005 respectively. License revenues grew by 17% in both 2004 and 2005. The portfolio of licensable products comprises a rich mix of proven ARM technology, such as the ARM7 and ARM9 families of products, products introduced in recent years which are still in the early stages of their licensing life cycle, such as the ARM11 family of products, and the first three Cortex family products which have already been licensed by lead Partners and which will be available for general licensing in 2006.

     Revenues from the sale of development systems increased from £17.9 million in 2003 to £19.7 million in 2004 to £25.7 million in 2005 representing approximately 14%, 13% and 14% of total PD revenues in 2003, 2004 and 2005 respectively. See “—Results of Operations—Product Revenues” above for a discussion of the factors underlying this growth.

     Royalties are either set as a percentage of the licensee’s net sales price per chip or, less frequently, as a fixed amount and are recognized when the Company receives notification from the customer of product sales. In effect, this means that it is normally in the quarter following the shipments that data is received and so royalty data for a year reflects actual shipments made from the beginning of October of the previous year to the end of September of the current year. Royalties increased from £44.3 million in 2003 to £59.4 million in 2004 and increased further to £72.5 million in 2005, representing 34%, 39% and 40% of total PD revenues in 2003, 2004 and 2005 respectively. Volume shipments increased from 782 million units in 2003 to 1,272 million in 2004, with the increase in volumes coming from all market segments, especially consumer entertainment and storage products. Total unit shipments in 2005 of 1,662 million represented an increase of 31% compared to 2004. Unit shipments in the mobile segment grew by 23% year-on-year and in the non-mobile segments by 46%. Growth in the non-mobile segments was achieved across a broad range of product applications including hard disk drives, games consoles, smart cards, printers, DVD players, flash memory products, digital still cameras, WiFi chipsets and automotive products.

     Royalty revenues are expected to grow year-on-year although they may be subject to significant fluctuations from quarter to quarter. The total number of partners shipping

     ARM technology-based products at the end of 2005 was 68 after taking into account corporate activity within the ARM partnership.

     Service revenues consist of design consulting services and revenues from support, maintenance and training. Service revenues decreased from £15.1 million in 2003 to £14.2 million in 2004, but grew to £14.7 million in 2005, representing 12%, 9% and 8% of total PD revenues in 2003, 2004 and 2005 respectively. See “—Results of Operations—Service Revenues” above for a discussion of the underlying factors.

     Operating costs. Operating costs for 2003, 2004 and 2005 were £110.8 million, £117.3 million and £126.2 million respectively. Operating costs include cost of sales (comprising products costs and service costs), research and development costs, sales and marketing costs, general and administrative costs, amortisation of deferred stock-based compensation and amortisation of intangibles purchased through business combination (including expensed in-process research and development).

     Product costs are limited to variable costs of production such as the costs of manufacture of development systems, amortization of our third-party technology licenses and cross-license payments to collaborative partners. Product costs were £6.2 million in 2003, £6.7 million in 2004 and £5.7 million in 2005, representing 5%, 4% and 3% of total PD revenues in 2003, 2004 and 2005 respectively. The majority of total product cost of sales were made up of development systems costs in 2003, 2004 and 2005, with the balance comprising additional costs related to the costs of third-party licenses and cross-license payments to collaborative partners.

     Service costs include the costs of support and maintenance services to licensees of ARM technology as well as the costs directly attributable to consulting work performed for third parties. Cost of services increased from £4.9 million in 2003 to £5.1 million in 2004 and £6.1 million in 2005. Whilst services revenues have remained relatively flat in 2004 and 2005, costs have increased as the business invests more into the engineering departments, a proportion of which is allocated to service costs.

     The total of research and development costs, sales and marketing costs and general and administrative costs in 2003, 2004 and 2005 were £99.2 million, £103.9 million and £109.3 million respectively. Total average PD headcount has increased from 730 in 2003 to 774 in 2004, and increased further to 874 in 2005. Research and development costs have increased sequentially in 2004 and 2005 as continued investment in research and development remains an essential part of the Company’s strategy since the development of new products to license is key to its ongoing success. Sales and marketing costs have increased sequentially in 2004 and 2005 due to acquisitions but there was also growth with new offices opening to accommodate the growing number of employees. General and administrative costs have increased sequentially in 2004 and 2005. Again, the majority of the increase in 2004 was a result of acquisitions, whilst the increase in 2005 has come partly from acquisitions but also organic growth to strengthen the infrastructure of the Company as it continually expands. Costs in 2005 include £0.3 million of impairments made to investments (2003: £1.6 million; 2004: £nil). Litigation costs were £9.1 million in 2003, £5.1 million in 2004 and £0.4 million in 2005, fluctuations arising largely as a result of annual variations in the amount of legal expenses relating to patent protection cases and other similar costs. Legal costs in 2003 were particularly high due to the provision for settlement of the Herodion arbitration which was paid early in 2004. Legal costs in 2004 include a charge of £4.5 million in respect of a non-recurring technology license fee. General and administrative costs also include expenses in relation to provisions for doubtful debts and foreign exchange gains in 2003 but foreign exchange losses in 2004 and 2005.

     Deferred stock-based compensation arises on the Company's SAYE and LTIP schemes (see Note 1 to the Consolidated Financial Statements). The compensation cost in relation to the SAYE options amounted to £0.4 million in 2005 (2004: £0.4 million; 2003: £0.3 million) and in relation to the LTIP scheme of £3.8 million (2004: £0.6 million; 2003: £0.2 million). Approximately £3.2 million of the charge for the LTIP in 2005 was due to an increase in the number of awards that were expected to vest, predominantly from the 2003 scheme, due to an improvement in the Company’s total shareholder return compared to the comparator groups in the year.

     The charges in respect of the amortization of intangibles purchased through business combination in 2004 and 2005 were £0.6 million and £0.9 million respectively (2003: less than £0.1 million). The charge in 2004 is in respect of the 2003 acquisition of Adelante Technologies N.V. (now ARM Belgium N.V.) and the 2004 acquisition of Axys Design Automation Inc. The charge in 2005 is in respect of the 2003 and 2004 acquisitions plus the acquisitions of Keil Elektronik GmbH (KEG) and Keil Software, Inc.(KSI) in 2005.

     Interest income. Interest receivable increased from £4.8 million in 2003 to £6.9 million in 2004, but fell to £2.7 million in 2005. The growth in interest in 2003 and 2004 was due to higher average cash balances and increasing interest rates, but fell in 2005 as a result of the cash outflow at the end of 2004 for the acquisition of Artisan.

     Income before income tax. Income before income tax was £22.0 million in 2003 (after a charge for minority interest of £0.1 million), £42.3 million in 2004 and £58.8 million in 2005, representing 17%, 28% and 32% of total PD revenues respectively. The increased margins in 2004 and 2005 was due to higher revenue and continued cost control, and would have been higher in 2004 without non-recurring and acquisition-related charges of £5.1 million during the year (comprising £4.5 million of a non-recurring technology license charge and £0.6 million of business combination intangible amortization). In addition there was a £1.0 million charge for deferred stock-based compensation. Similarly the 2005 margin would have been higher without acquisition-related charges of £0.9 million, being business combination intangible amortization, and deferred stock-based compensation of £4.2 million.

     Depreciation and amortization. Depreciation and amortization charges comprise depreciation of property and equipment, amortization of licenses and patents and amortization of intangibles purchased through business combination, including expensed in-process research and development. Depreciation in 2003, 2004 and 2005 was £12.9 million, £9.9 million and £6.5 million respectively. This decrease is due to older assets becoming fully-written down and also from 2004 EDA tools have been leased instead of being purchased. Various licenses to use third-party technology and patents have been signed over the past several years, with their values being capitalized and amortized over their useful economic lives (generally between three and five years). The associated amortization charges in 2003, 2004 and 2005 were £3.4 million, £2.6 million and £2.9 million respectively. As mentioned above, charges in respect of the amortization of intangibles purchased through business combination in 2004 and 2005 were £0.6 million and £0.9 million respectively (2003: less than £0.1 million).

     Capital expenditure. Capital expenditure represents additions of property and equipment. In 2003, 2004 and 2005 such expenditure was £3.6 million, £5.0 million and £4.5 million respectively.

     Total assets, total liabilities and net assets. Total assets in 2003, 2004 and 2005 were £223.0 million, £232.8 million and £273.9 million respectively. In 2004, goodwill increased by £104.0 million (see below) due to the acquisition of Artisan, although this was offset by the cash paid as part consideration. Total assets increased further in 2005, mainly due to increases in cash and cash equivalents and accounts receivable. Total liabilities in 2003, 2004 and 2005 were £34.9 million, £47.7 million and £44.4 million respectively, with accrued liabilities and deferred revenue contributing significantly to these balances. PD had net assets of £188.1 million, £185.1 million and £229.5 million in 2003, 2004 and 2005 respectively, with the year-on-year increase reflecting the fact that PD is profitable.

     Goodwill. Goodwill increased from £4.4 million in 2003 to £108.4 million in 2004, and increased further to £126.4 million in 2005. The increase in 2004 is due to the acquisition of Artisan where management is of the opinion that a portion of goodwill arising on this acquisition is attributable to PD, and also the acquisition of Axys. The increase is 2005 is due to the acquisition of KEG and KSI.

Physical IP division (PIPD)

     Revenues. Artisan (now PIPD) was acquired in December 2004 meaning only £0.2 million of royalty revenue was recorded in 2004. In 2005, PIPD’s license revenue was £34.8 million and its royalty revenue was £15.3 million, which included an element of “catch-up” royalties from previous years. 19 companies were paying royalties for physical IP products at the end of 2005. Royalties within PIPD have demonstrated market share growth in 2005 against the backdrop of a difficult year for the foundries.

     Operating costs. Operating costs for 2004 and 2005 were £4.0 million and £58.3 million respectively, reflecting the fact that Artisan (now PIPD) was acquired in December 2004 meaning 2004 costs are low compared to 2005 where a full year’s costs have been recorded. Operating costs include product cost of sales, research and development costs, sales and marketing costs, general and administrative costs, amortisation of deferred stock-based compensation, and amortisation of intangibles purchased through business combination (including expensed in-process research and development).

     In 2005, product costs were £13.6 million, being 27% of revenues. Product costs represent the time of engineers on revenue-bearing projects. Product costs were £nil in 2004.

     The total of research and development costs, sales and marketing costs and general and administrative costs in 2004 and 2005 were £0.4 million and £22.4 million respectively. Costs in 2004 represent staff costs and other costs incurred in the period post-acquisition to the end of the year. Total average PIPD headcount was 360 in 2005.

     Deferred stock-based compensation arises on the amortization of charges deferred on new options granted as part of the acquisition of Artisan. The compensation cost in respect of the Artisan assumed options was £5.5 million in 2005 (2004: £nil).

     The charges in respect of the amortization of intangibles purchased through business combination in 2004 and 2005 were £3.6 million and £16.8 million respectively. £3.2 million of the charge in 2004 relates to the expensed in-process research and development on the acquisition of Artisan. The charge in 2005 represents a full year of amortization of the acquired intangibles plus a further write-off of in-process research and development of £0.3 million in respect of the completion of the final valuation.

     Interest income. Interest receivable was less than £0.1 million in 2004 and £2.6 million in 2005. PIPD receives interest on cash, cash equivalents and marketable securities.

     Loss before income tax. PIPD recorded a loss before income tax of £3.8 million in 2004 and £5.6 million in 2005, although both of these losses are after charging significant acquisition-related charges. In 2004 there was a significant charge of £3.6 million in respect of the amortization of intangibles purchased through business combination. In 2005, there was a charge of £16.8 million in respect of the amortization of intangibles purchased through business combination and a charge of £5.5 million in respect of deferred stock-based compensation.

     Depreciation and amortization. Depreciation and amortization charges comprise depreciation of property and equipment and amortization of intangibles purchased through business combination, including expensed in-process research and development. Depreciation in 2005 was £1.3 million (2004: less than £0.1 million). As mentioned above, charges in respect of the amortization of intangibles purchased through business combination in 2004 and 2005 were £3.6 million and £16.8 million respectively.

     Capital expenditure. Capital expenditure represents additions of property and equipment. In 2005 such expenditure was £1.6 million (2004: £nil).

     Total assets, total liabilities and net assets. Total assets in 2004 and 2005 were £405.1 million and £442.2 million respectively. In 2005, goodwill increased by £27.2 million (see below). Total assets increased further in 2005, mainly due to increases in cash and cash equivalents and accounts receivable. Total liabilities in 2004 and 2005 were £37.9 million and £22.3 million respectively. PIPD has net assets of £367.3 million and £419.5 million in 2004 and 2005 respectively.

     Goodwill. Goodwill in 2004 and 2005 was £232.0 million and £259.2 million respectively. The increase in 2005 is due to foreign exchange, although this has been offset slightly by the final valuation of the intangibles where amounts were transferred from goodwill. Part of the goodwill in respect of the Artisan acquisition has been allocated to PD (see above).

Foreign Currency Fluctuations

     Foreign currency fluctuations. The Company’s earnings and liquidity are affected by fluctuations in foreign currency exchange rates, principally the US dollar rate, reflecting the fact that most of the Company’s revenues and cash receipts are denominated in US dollars while a high proportion of its costs are in sterling. The Company reduces this US dollar/sterling risk where possible by currency hedging. Due to the high value and timing of receipts on individual licenses and the requirement to settle certain expenses in US dollars, the Company reviews its foreign exchange exposure on a transaction-by-transaction basis. It then hedges this exposure using forward contracts for the sale of US dollars, which are negotiated with major UK clearing banks. The average size of each forward contract was $4.6 million in 2003, $5.1 million in 2004 and $4.3 million in 2005. The Company also uses currency options as a further translation instrument for limited proportions of its dollar exposure. The fair values of the financial instruments outstanding at December 31, 2003, 2004 and 2005 are disclosed in Note 15 to the Consolidated Financial Statements. The settlement period of the forward contracts outstanding at December 31, 2005 is between January 12, 2006 and March 29, 2006. The settlement period of the option contracts outstanding at December 31, 2005 is between January 10, 2006 and December 27, 2006.

Risk Factors

     For a discussion of the risks faced by the Company, see “Item 3. Key Information—Risk Factors.”

Recently Issued Accounting Announcements

   US Accounting Standards and Pronouncements

     For a description of newly adopted US accounting standards and recent US accounting pronouncements, see Note 1 to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

     We have financed our operations primarily through cash generated from operations. Over the previous three years we have received £14.6 million in cash from the issuance of shares to employees who have exercised options in the Company.

     Liquidity and capital resources. The Company’s operating activities provided net cash of £38.7 million, £46.5 million and £47.2 million in 2003, 2004 and 2005 respectively.

     Accounts receivable fell by £4.5 million in 2003 but increased by £1.4 million in 2004 and £21.2 million in 2005. This is partly due to the overall increasing revenues earned in the periods leading up to the end of the respective years and also partly due to foreign exchange translation of the underlying dollar balances. Prepaid expenses fell by £2.8 million in 2003, increased by £3.4 million in 2004 and fell by £1.4 million in 2005. The Company entered into several leases for design automation tools during 2002, which resulted in an initial large increase in prepaid expenses, but fell in 2003 as a result of the lease payments being for shorter prepaid periods than in previous years. This has been similar in 2004 and the increase was due to a technology license agreement signed in the year under which amounts representing prepaid royalties will be released over the next several years. The fall in 2005 reflected this amortization.

     Accounts payable decreased by £2.5 million in 2003, increased in 2004 by £1.2 million but were £1.9 million lower in 2005. This is purely related to the timing of receipt of supplier invoices in the respective years. Accrued liabilities increased by £7.0 million in 2003, increased by a further £2.8 million in 2004 but fell by £5.6 million in 2005. The significant increase in 2003 was primarily as a result of the accrual for the Herodion legal settlement of £6.4 million which was paid early in 2004, and increased in 2004 as a result of provisions for staff costs and further payments on a technology license agreement signed in the year. These have fallen in 2005 as some payments on the technology license agreement have been made. In addition, accrued employee compensation was lower in 2005 than in 2004.

     At December 31, 2005, the Company recorded £20.4 million in deferred revenues which represented cash or receivables scheduled to be recognized as revenues in varying amounts after December 31, 2005. At December 31, 2004 and December 31, 2003, the Company recorded £21.4 million and £11.1 million respectively in deferred revenues. Deferred revenues are an element of customer backlog, and represent amounts invoiced to customers not yet recognized as revenues in the income statement. As such this balance fluctuates due to the maturity profile of ARM's products, and invoicing milestones within contracts. The significant increase in 2004, though, was predominantly due to the acquisition of Artisan Components, Inc. (now ARM Physical IP, Inc.).

     The Company believes that, given its current level of business, it has sufficient working capital for the foreseeable future.

     Cash flow from operations has been used to fund the working capital requirements of the Company as well as capital expenditure. Capital expenditure in 2005 was £6.1 million, compared with £5.0 million in 2004 and £3.6 million in 2003. Capital expenditure increased in 2004 with increases in both levels of staff and a new IT system being designed and implemented during the year. This continued into 2005 as staff levels increased and general operational assets were replaced.

     In 2003, the Company acquired the 15% minority interest in ARM Korea Limited for cash consideration of £3.0 million bringing its holding to 100%. The Company also acquired the entire share capital of Adelante Technologies N.V. (now renamed ARM Belgium N.V.) for total consideration of £0.4 million. In 2004, the Company acquired the entire share capitals of Axys Design Automation Inc. and Artisan Components, Inc. for total consideration of £6.9 million and £481.7 million, respectively, with cash consideration comprising £6.9 million and £122.3 million, respectively. Cash acquired with these businesses amounted to £82.7 million.

     In 2005, the Company made final payments relating to acquisition costs for Artisan Components, Inc. of £14.4 million, as well as £1.7 million of contingent consideration from the Axys acquisition as a result of performance conditions being achieved. A further £4.3 million (net of cash acquired) was paid for the acquisitions of Keil Elektronik GmbH and Keil Software, Inc. The Company envisages making further strategic investments in the future, in situations where the Company can broaden its product portfolio, where it can obtain skilled engineering resources and where the potential for furthering ARM core-based design wins is improved significantly.

     In 2003, the Company invested a further £1.2 million in Superscape Group plc as part of a further funding round, thus maintaining its holding. In 2004, the Company invested a total of £0.2 million in two small unlisted companies, Zeevo Inc. and Reciva Limited, giving a minority holding of less than 3% in both companies. In 2005, £0.3 million was invested via convertible loan notes in Luminary Micro Inc., a small unlisted company.

     During 2005, the Company initiated a share buyback program to supplement dividends in returning surplus funds to shareholders. During 2005, the Company bought back approximately 13.9 million shares at a total cost of £16.2 million. Dividends totalling £10.4 million were also paid to shareholders during the year (2004: £9.0 million). Share option exercises during the year gave rise to £13.9 million cash inflow to the Company compared to £1.3 million in 2004 and 0.3 million in 2003.

     Cash, cash equivalents, short- and long-term investment and marketable securities balances at December 31, 2005 were £160.9 million compared to £142.8 million at December 31, 2004 and £159.8 million at December 31, 2003.

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

RESEARCH AND DEVELOPMENT

     Research and development is of major importance and while the Company does not undertake any pure research, it does collaborate closely with universities worldwide. Key areas of product development for 2006 include the development of further low-power, high-performance engines for both data and control applications, such as the OptimoDE technology and ARM cores based on symmetric multiprocessor and superscalar technology. The Company is investing in future physical IP development, including the Advantage and Metro physical IP libraries, to ensure technology leadership in this market. In addition, the Company will develop highly integrated software solutions with the processor IP such as the TrustZone and Intelligent Energy Management (“IEM”) technologies.

     The Company incurred research and development costs of £60.1 million in 2005, £50.1 million in 2004 and £48.1 million in 2003. See “Item 4. Information on the Company—Business Overview—Research and Development” and “—Research and Development” above.

OFF-BALANCE SHEET ARRANGEMENTS AND AGGREGATE CONTRACTUAL OBLIGATIONS

     Our major outstanding contractual commitments relate to rental of office facilities and certain equipment under non-cancelable operating lease agreements which expire at various dates through 2018. Our contractual commitments as of December 31, 2005 were as follows:

	Payments due by period (£’000)

	Total	Less than 1 year	1-3 years	3-5 years	Thereafter

Operating leases	30,432	6,356	7,910	4,788	11,378
Capital purchase commitments	1,371	1,371	—	—	—

     The Company does not have any off-balance sheet arrangements with unconsolidated entities or other persons.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Directors

     The directors of the Company (each, a “director,” together, the “directors”) at December 31, 2005 were as follows:

Name(1)(2)	Age	Term Expires	Position

Sir Robin Saxby	59	2008	Chairman; Director
Warren East	44	2007	Chief Executive Officer; Director
Tim Score	45	2008	Chief Financial Officer; Director
Tudor Brown	47	2008	Chief Operating Officer; Director
Mike Inglis	46	2009	Executive Vice President, Marketing;
			Director
Mike Muller	47	2008	Chief Technology Officer; Director
Simon Segars	38	2008	Executive Vice President, Worldwide
			Sales; Director
Peter Cawdron	62	2007	Independent Non-Executive Director
Doug Dunn	61	2008	Independent Non-Executive Director
Lucio Lanza	61	2007	Independent Non-Executive Director
Philip Rowley	53	2008	Independent Non-Executive Director
John Scarisbrick	53	2008	Independent Non-Executive Director
Jeremy Scudamore	58	2008	Independent Non-Executive Director
Mark Templeton	46	2007	Non-Executive Director

(1)	The address for each listed director is c/o ARM Holdings plc, 110 Fulbourn Road, Cambridge CB1 9NJ, UK.
(2)	Mark Templeton served as Chief Strategy Officer until October 2005 at which point he was appointed as a Non- Executive Director.

     Sir Robin Saxby, age 59, Chairman: Sir Robin Saxby was involved in founding ARM and joined the Company full-time in February 1991 as President and Chief Executive Officer, becoming Chairman in October 2001. Prior to ARM, he was with ES2, Motorola Semiconductors and Henderson Security Systems Limited. He has also served as Chairman of the Open Microprocessor Initiative Advisory Group, which advised on collaborative R&D activity within Europe. He holds a BEng in Electronics and is a chartered engineer, Hon FIEE and FREng. He has received an honorary doctorate from the University of Liverpool where he is a visiting professor, has honorary doctorates from Loughborough University and the University of Essex, and has received the Faraday Medal of the IEE (Institute of Electrical Engineers). He was knighted in the 2002 New Year’s Honours List. He currently serves as Deputy President of the IEE, where he is also a trustee and will become President of the IEE in October 2006. He is a non-executive director of Glotel plc.

     Warren East, age 44, Chief Executive Officer: Warren East joined ARM in 1994 to set up ARM’s consulting business. He was Vice President, Business Operations from February 1998. In October 2000 he was appointed to the board as Chief Operating Officer and in October 2001 was appointed Chief Executive Officer. Before joining ARM he was with Texas Instruments. He is a chartered engineer, FIEE and a Companion of the Chartered Management Institute. He is a non-executive director of Reciva Limited.

     Tim Score, age 45, Chief Financial Officer: Tim Score joined ARM as Chief Financial Officer and director in March 2002. Before joining ARM, he was Finance Director of Rebus Group Limited. He was previously Group Finance Director of William Baird plc, Group Controller at LucasVarity plc and Group Financial Controller at BTR plc. He is a non-executive director of National Express Group plc.

     Tudor Brown, age 47, Chief Operating Officer: Tudor Brown was one of the founders of ARM. Before joining the Company, he was Principal Engineer at Acorn Computers, where he worked on the ARM R&D program. At ARM, he was Engineering Director and Chief Technical Officer from 1993; in October 2000, he was appointed Executive Vice President, Global Development and in October 2001, he was appointed to the board as Chief Operating Officer. He is a non-executive director of ANT Software Limited.

     Mike Inglis, age 46, Executive Vice President, Marketing: Mike Inglis joined ARM as Executive Vice President, Marketing in June 2002, and was appointed to the board in August that year. Before joining ARM, he led the UK Communications and High Technology team at A.T. Kearney Management Consultants and held a number of senior operational and strategic marketing positions at Motorola. He previously worked in marketing, design and consultancy with Texas Instruments, Fairchild Camera and Instruments and BIS Macintosh. He gained his initial industrial experience with GEC Telecommunications. He is a non-executive director of Superscape Group plc. He is a chartered engineer and an MCIM.

     Mike Muller, age 47, Chief Technology Officer: Mike Muller was one of the founders of ARM. Before joining the Company, he was responsible for hardware strategy and the development of portable products at Acorn Computers. He was previously at Orbis Computers. At ARM he was Vice President, Marketing from 1992 to 1996 and Executive Vice President, Business Development until October 2000 when he was appointed Chief Technology Officer. In October 2001, he was appointed to the board.

     Simon Segars, age 38, Executive Vice President, Worldwide Sales: Simon Segars joined the board in January 2005. He was appointed Executive Vice President, Worldwide Sales in January 2004. He was previously EVP of Engineering. He joined ARM in early 1991 and has worked on most of the ARM CPU products since then. He led the development of the ARM7 and ARM9 Thumb® families. He holds a number of patents in the field of embedded CPU architectures. He is a non-executive director of Plastic Logic Limited.

     Peter Cawdron, age 62, Senior independent non-executive director: Peter Cawdron joined the board in March 1998. He has agreed to remain on the board for a further period of up to a year and will step down before the 2007 AGM. From 1983 to 1997 he worked for Grand Metropolitan plc, where he served as Group Strategy Development Director. He was previously Chief Financial Officer and a director of D’Arcy- MacManus & Masius Worldwide, Inc., and before that a member of the corporate finance team at S.G. Warburg & Co., Ltd. He qualified as a chartered accountant at Peat, Marwick, Mitchell & Co. in 1966. He is Deputy Chairman of GCap Media plc and is a non-executive director of the following UK listed companies, Compass Group plc, The Capita Group plc, Punch Taverns plc, Johnston Press plc and ProStrahan Group plc.

     Doug Dunn, age 61, Independent non-executive director: Doug Dunn joined the board in December 1998. He was previously President and Chief Executive Officer of ASM Lithography Holding N.V. until his retirement in December 2004. Before joining ASML, he was Chairman and Chief Executive Officer of the Consumer Electronics Division of Royal Philips Electronics N.V. and a member of the board. He was previously Managing Director of the Plessey and GEC Semiconductor divisions and held several engineering and management positions at Motorola. He was awarded an OBE in 1992. He is a non-executive director of ST Microelectronics N.V., Soitec S.A. and LG. Philips LCD Co. Ltd.

     Lucio Lanza, age 61, Independent non-executive director: Lucio Lanza joined ARM as a non-executive director in December 2004 following ARM’s acquisition of Artisan. He was previously a director of Artisan, from 1996, becoming Chairman in 1997. He is currently Managing Director of Lanza techVentures, an early stage venture capital and investment firm, which he founded in January 2001. In 1990, he joined US Venture Partners, a venture capital firm, as a venture partner and was a general partner. From 1990 to 1995, he was an independent consultant to companies in the semiconductor, communications and computer-aided design industries, including Cadence Design Systems, Inc. and, from 1986 to 1989, was Chief Executive Officer of EDA Systems, Inc. He is also on the board of directors of PDF Solutions, Inc., a provider of technologies to improve semiconductor manufacturing yields. He holds a doctorate in electronic engineering from Politecnico of Milano.

     Philip Rowley, age 53, Independent non-executive director: Philip Rowley joined the board in January 2005. He is President and CEO of AOL Europe, the interactive services, web brands, internet technologies and e-commerce provider. He is a qualified chartered accountant and was Group Finance Director of Kingfisher plc from 1998 to 2001. Prior to that his roles included Executive Vice President and Chief Financial Officer of EMI Music Worldwide.

     John Scarisbrick, age 53, Independent non-executive director: John Scarisbrick joined the board in August 2001. He had previously worked for 25 years at Texas Instruments (TI) in a variety of roles including as Senior Vice President responsible for TI’s $5 billion ASP chip business, President of TI Europe and leading the team that created TI’s DSP business in Houston, Texas. Before joining TI, he worked in electronics systems design roles at Rank Radio International and Marconi Space and Defence Systems in the UK. He is Chief Executive Officer of CSR plc, Chairman of Cambridge Positioning Systems Ltd and a non-executive director of SonIM Technologies Inc. and Intrinsity Inc.

     Jeremy Scudamore, age 58, Independent non-executive director: Jeremy Scudamore joined the board in April 2004. He was Chief Executive Officer of Avecia Group (formerly the specialty chemicals business of Zeneca) until April 2006 and previously held senior management positions both in the UK and overseas with Zeneca and ICI. He is a board member of the Chemical Industries Association and is Chairman of England’s North West Science Council. He was also a member of the DTI’s Innovation and Growth Team for the Chemical Industry and Chairman of the Innovation Team.

     Mark Templeton, age 46, Non-executive director: Mark Templeton joined ARM as General Manager, Physical IP division in December 2004 as a result of ARM’s acquisition of Artisan. He relinquished his executive role in October 2005 and remains on the board as a non-executive director. He co-founded Artisan in 1991 and was President and Chief Executive Officer for 13 years. He has been instrumental in driving growth in the IP market through a combination of technical and business innovations. His vision of developing an open community of resources for IC designers – including foundries, EDA vendors, design service companies and IP providers – has proven to be a significant contribution to the IC design and manufacturing industries. Before co-founding Artisan, he held executive positions with Silicon Compiler Systems and Mentor Graphics.

   Election and re-election of Directors

     In accordance with Article 79 of the Company's Articles of Association, Mike Inglis and Peter Cawdron retired by rotation at the Company’s Annual General Meeting (AGM) on April 25, 2006 and were re-elected at that meeting. Peter Cawdron has served on the board since 1998 and has agreed to remain as a director for a further period of up to one year to provide valuable continuity following the appointment of four new directors since December 2004 and will step down before the 2007 AGM (see “— Directors and Senior Management — Directors” for the directors’ biographies).

Executive Officers

Name(1)	Age	Position

Warren East	44	Chief Executive Officer; Director
Tim Score	45	Chief Financial Officer; Director
Tudor Brown	47	Chief Operating Officer; Director
Mike Inglis	46	Executive Vice President, Marketing; Director
Michael Muller	47	Chief Technology Officer; Director
Simon Segars	38	Executive Vice President, Worldwide Sales

(1)	The address for each listed executive officer is c/o ARM Holdings plc, 110 Fulbourn Road, Cambridge CB1 9NJ, UK.

COMPENSATION

     The aggregate compensation (including pension contributions) paid by the Company to all persons who served in the capacity of director or executive officer in 2005 (14 persons) was approximately £2,135,000. This does not include expenses reimbursed to officers (including business travel, professional and business association dues and expenses) but includes amounts expended by the Company for automobiles made available to its officers and other benefits commonly reimbursed or paid by companies in the UK. Each executive officer participates in the Company’s Executive Bonus Plan under which he may receive a bonus of up to 50% of the executive’s fixed salary if certain targets (determined by agreement between the executive and the Remuneration Committee) are exceeded. The aggregate amount accrued by the Company during 2005 to provide pension, retirement or similar benefits for directors and executive officers was approximately £98,000.

Directors’ emoluments

     The emoluments of the executive directors of the Company in respect of services to the Company were paid through its wholly-owned subsidiary, ARM Limited, whilst the non-executive directors were paid through ARM Holdings plc, with the exception of Lucio Lanza and Mark Templeton who were paid through ARM Physical IP, Inc., and were as follows:

Director	Fees	Basic salary		Benefits (2)	Bonus payments	Subtotal	Pension contributions	Total 2005	Subtotal 2004	Pension contributions 2004	Total 2004

	£	£		£	£	£	£	£	£	£	£

Executive
Sir Robin Saxby	-	140,000		11,751	3,024	154,775	26,175	180,950	199,321	25,313	224,634
Warren East	-	312,500		11,751	6,749	331,000	10,470	341,470	401,507	10,125	411,532
Tim Score	-	250,000		11,771	5,400	267,171	10,470	277,641	311,841	10,125	321,966
Tudor Brown	-	230,000		11,751	4,968	246,719	10,470	257,189	311,821	10,125	321,946
Mike Inglis	-	200,000		11,751	4,320	216,071	10,470	226,541	281,821	10,125	291,946
Mike Muller	-	210,000		11,751	4,536	226,287	10,470	236,757	281,821	10,125	291,946
Simon Segars	-	213,345	(3)	11,751	3,888	228,984	10,470	239,454	-	-	-

Total	-	1,555,845		82,277	32,885	1,671,007	88,995	1,760,002	1,788,132	75,938	1,864,070

Non-executive
Peter Cawdron	33,000	-		-	-	33,000	-	33,000	29,000	-	29,000
Doug Dunn	33,000	-		-	-	33,000	-	33,000	29,000	-	29,000
Lucio Lanza(1)	30,000	-		-	-	30,000	-	30,000	-	-	-
Philip Rowley	30,000	-		-	-	30,000	-	30,000	-	-	-
John Scarisbrick	30,000	-		-	-	30,000	-	30,000	27,000	-	27,000
Jeremy Scudamore(1)	30,000	-		-	-	30,000	-	30,000	18,517	-	18,517
Mark Templeton(1)	6,250	166,292		8,068	-	180,610	8,708	189,318	1,812	-	1,812
Lawrence Tesler(1)	-	-		-		-	-	-	9,000	-	9,000

Total	192,250	166,292		8,068	-	366,610	8,708	375,318	114,329	-	114,329

Total	192,250	1,722,137		90,345	32,885	2,037,617	97,703	2,135,320	1,902,461	75,938	1,978,999

(1)	For Jeremy Scudamore, 2004 fees are shown from the date of his appointment on April 26, 2004, for Mark Templeton and Lucio Lanza from December 23, 2004. Mark Templeton changed from being an executive director to being a non-executive director on October 18, 2005. For Lawrence Tesler, 2004 fees are shown up to his date of resignation on April 26, 2004. Remuneration for Simon Segars and Philip Rowley is shown from the date of their appointment on January 4, 2005.

(2)	All the executive directors receive family healthcare and annual travel insurance as part of their benefits in kind. In addition, Tim Score has the use of a company car, and Robin Saxby, Warren East, Tudor Brown, Mike Muller, Mike Inglis and Simon Segars receive a car and petrol allowance.

(3)	Simon Segars’ salary includes £33,345 of disturbance allowance and cost of living payments as he relocated to the United States for part of the year.

     It is the Company’s policy to allow executive directors to hold non-executive positions at other companies and receive remuneration for their service. Details of executive’s roles within other companies and their remuneration are as follows:

     Mike Inglis is a non-executive director of Superscape Group plc. The Group holds 8.2% of the issued share capital of Superscape Group plc and more details about this investment are included in Note 7 to the Consolidated Financial Statements. In this capacity, Mike Inglis received remuneration totalling £15,000 for the year to December 31, 2005 (2004: £15,000) and holds options over 20,000 shares in Superscape Group plc at an option price of 33 pence which were granted on January 7, 2004. The shares will vest in thirds over a three-year period provided that performance targets are met. Tim Score became a non-executive director of National Express Group plc in February 2005. In this capacity he received remuneration totalling £34,000 for the year to December 31, 2005. Tudor Brown is a non-executive director of ANT Software Limited. In this capacity he received remuneration totalling £20,000 for the year to December 31, 2005. Simon Segars is a non-executive director of Plastic Logic Limited. In this capacity he received remuneration totalling £10,000 for the year to December 31, 2005. Warren East was appointed a non-executive director of Reciva Limited in 2006.

     All the executive directors are accruing benefits under a money purchase pension scheme as a result of their services to the Company, contributions for which were all paid during the year.

Directors’ Interests

     Save as disclosed in “—Share Ownership” none of the directors has any interest in the issued share capital of the Company which is required to be notified to the Company pursuant to Section 324 or 328 of the UK Companies Act 1985 (the “UK Companies Act”) or is required pursuant to Section 325 of the UK Companies Act to be entered into the register referred to therein; nor are there any such interests of any person connected with any director within the meaning of Section 346 of the UK Companies Act the existence of which is known to, or could with reasonable diligence be ascertained by, that director.

BOARD PRACTICES

Corporate Governance

   Compliance with the UK Combined Code

     The Company complies and complied throughout 2005 with the Combined Code, with the exception only that the board does not comprise a majority of independent non-executive directors. The board has considered the overall balance between executive and non-executive directors and believes that the number of executive directors is fully justified by the contribution made by each of them. To increase the size of the board further to meet this particular provision is not considered appropriate.

   Composition and operation of the board

     The board currently comprises six executive directors, six independent non-executive directors, one other non-executive director and the Chairman. The executive directors are the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the Chief Technology Officer, the Executive Vice President, Marketing and the Executive Vice President, Worldwide Sales, all of whom play significant roles in the day-to-day management of the business. Six of the non-executive directors are regarded by the board to be independent in character and judgement based on both participation and performance at board and committee meetings. There are no relationships or circumstances which are likely to affect the judgment of any of them. Mark Templeton relinquished his executive role in October 2005 and remains on the board as a non-executive director. The non-executive directors provide a blend of experience and considerable knowledge to the board’s deliberations. Peter Cawdron, who is the Senior Independent Director and the financial expert, has extensive knowledge of UK public group issues and a strong financial background. Doug Dunn and Jeremy Scudamore both have experience of running large companies in allied industries. Lucio Lanza and John Scarisbrick both have a broad understanding of the Company’s technology and the practices of major US-based technology companies. The share options held by Lucio Lanza were granted prior to the Company’s acquisition of Artisan and no further options have been or will be granted to him since he joined the ARM board. Philip Rowley has a strong financial background and knowledge of internet technologies and e-commerce.

     The board had seven scheduled meetings during 2005 each of which was attended by all the directors, with the following exceptions:

     January – Mike Muller and John Scarisbrick
     May and November – Peter Cawdron
     July – Tudor Brown
     December – Mike Inglis and Simon Segars

     There is a procedure in place for additional meetings or conference calls on any pertinent issues to be organized as necessary during the year. In addition, the Chairman held two meetings with the non-executive directors without the executives present and the non-executive directors met on one occasion without the Chairman being present.

     The board is responsible for setting the Company’s strategic aims and ensuring that the necessary financial and human resources are in place for it to meet its objectives. The board has a formal schedule of matters reserved for its decision, which includes the approval of major business matters, policies, operating and capital expenditure budgets, and ensuring high standards of corporate governance are maintained. The board is also responsible for sanctioning unusual commercial arrangements such as atypical license agreements and investments. Before each meeting, the board is furnished with information in a form and of a quality appropriate for it to discharge its duties concerning the state of the business and its performance. The ultimate responsibility for reviewing and approving the annual report and accounts and the quarterly reports, and for ensuring that they present a balanced assessment of the Company’s position, lies with the board. The board delegates day-to-day responsibility for managing the Company to the executive committee and has a number of other committees, details of which are set out below.

     During 2005, the formal board evaluation undertaken during 2004, with the assistance of external consultants, was reviewed and updated with assistance from the Company Secretary. This review covered board performance, processes, committees, composition, skills and director induction. The overall conclusion was that the board works well and its committees operate properly and efficiently. Various recommendations resulted from the evaluation which will be reviewed and acted upon by the board in 2006, as appropriate. It is intended that there will be a further review and update by the board each year with probable involvement of external consultants every three years. The Company has a commitment to training and all directors are encouraged to attend suitable training courses. During 2005, the executive directors attended antitrust and sexual harassment training courses. A full, formal induction program is arranged for all new directors, tailored to their specific requirements, the aim of which is to introduce them to key executives across the business and to enhance their knowledge and understanding of the Company and its activities. The main channel of communication with shareholders continues to be through the CEO, the CFO and the VP Investor Relations, although the Chairman, the Senior Independent Director and other non-executive directors remain willing to engage in dialogue with major shareholders at any time. The board has adopted guidelines for individual directors to obtain independent professional advice at the Company’s expense in appropriate circumstances and all members of the board have access to the advice of the Company Secretary.

   Executive committee

     The executive committee is responsible for implementing the strategy approved by the board. Among other things, this committee is responsible for approval of standard license agreements, ensuring that the Company’s budget and forecasts are properly prepared, that targets are met, and generally managing and developing the business within the overall budget. Variations from the budget and changes in strategy require approval from the main board of the Company. The executive committee, which meets monthly, comprises the executive directors (excluding the Chairman) and the directors of ARM Limited and meetings are attended by the Company Secretary and other senior operational personnel, as appropriate.

   Audit committee

     The audit committee has written terms of reference which are published on the corporate website at www.arm.com. The committee has responsibility for, among other things, monitoring the integrity of the financial statements of the Company and any formal announcements relating to the Company’s financial performance, and for reviewing any significant financial reporting judgements contained in them; reviewing the Company’s internal controls and risk management systems; making recommendations to the board in relation to the appointment, remuneration and resignation or dismissal of the Company’s external auditors; reviewing and monitoring the external auditors’ independence and objectivity and the effectiveness of the audit process; developing and implementing policy on the engagement of the external auditors to supply non-audit services; and considering compliance with legal requirements, accounting standards, the Listing Rules of the Financial Services Authority and the requirements of the Securities and Exchange Commission.

     The committee also keeps under review the value for money of the audit and the nature, extent and cost-effectiveness of the non-audit services provided by the auditors. The committee has discussed with the external auditors their independence, and has received and reviewed written disclosures from the external auditors as required by the Auditing Practices Board’s International Standard on Auditing (“ISA”) (UK and Ireland) 260 “Communication of audit matters with those charged with governance,” as well as those required by the US Independence Standards Board’s Standard No. 1, “Independence discussions with audit committees.” To avoid the possibility of the auditors’ objectivity and independence being compromised, the Company’s tax consulting work is carried out by the auditors only in cases where they are best suited to perform the work. In other cases, the Company has engaged another independent firm of accountants to perform tax consulting work. The Company does not normally award general consulting work to the auditors. From time to time, however, the Company will engage the auditors to perform work on matters relating to human resources and royalty audits. The Company may also seek professional advice from another firm of independent consultants or its legal advisers.

     The current audit committee comprises Peter Cawdron (Chairman), Doug Dunn, John Scarisbrick, Jeremy Scudamore, Philip Rowley, who joined the committee on his appointment as a director on January 4, 2005 and Lucio Lanza who joined the committee on February 16, 2006. Peter Cawdron is the financial expert as defined in the Sarbanes Oxley Act 2002 and Philip Rowley is also qualified to fulfil this role. The committee met on two occasions during 2005 with all members present, with the exception of John Scarisbrick for the January meeting. The external auditors, Chief Executive Officer, Chief Financial Officer and the Company Secretary attend all meetings in order to ensure that the information required by the audit committee for it to operate effectively is available. Representatives of the Company’s external auditors meet with the audit committee at least once a year without any executive directors being present.

   Remuneration committee

     The remuneration committee has responsibility for determining and agreeing with the board, within agreed terms of reference, the Company’s policy for the remuneration of the executive directors and the individual remuneration packages for the executive directors including basic salary and annual bonuses, the level and terms of grants of options and awards and the terms of any performance conditions to apply to the exercise of such rights, pension rights and any compensation payments. Where the remuneration committee considers it appropriate, the committee will make recommendations in relation to the remuneration of senior management. The committee also liaises with the board in relation to the preparation of the board’s annual report to shareholders on the Company’s policy on the remuneration of executive directors and in particular the directors’ remuneration report, as required by the Companies Act 1985 (as amended), the Combined Code and the Listing Rules of the Financial Services Authority.

     The committee is chaired by Doug Dunn, and Peter Cawdron, John Scarisbrick and Jeremy Scudamore are members. The committee met five times during 2005 and all meetings were attended by all the committee members, with the exception of the January meeting when John Scarisbrick was unable to attend. Given their diverse experience, the four independent non-executive directors are able to offer a balanced view with respect to remuneration issues for the Company. The committee has access to professional advice from external advisers, generally appointed by the Executive Vice President, Human Resources, in the furtherance of its duties and makes use of such advice. During 2005, KPMG, Linklaters, Watson Wyatt, Deloitte & Touche and the Executive Vice President, Human Resources, have provided advice or services to the committee. KPMG provided advice on the new executive compensation framework, Linklaters provided legal services and Watson Wyatt provided pension advice to the Company during this period. The Chairman, Chief Executive Officer and Executive Vice President, Human Resources, normally attend for part of the remuneration committee meetings. No director is involved in deciding his own remuneration.

     During 2005 the committee undertook an extensive review of the pay and incentive structures for senior executives and proposed some key changes for executive directors which are outlined below and are described in more detail in a circular which was sent to shareholders in March 2006 and is available on the corporate website at www.arm.com. The key changes which were approved by shareholders at the 2006 AGM are:

  New Deferred Annual Bonus Plan: the maximum bonus opportunity is increased from 100% under the current deferred bonus plan to 125% of base salary with compulsory deferral into shares of 50% of the bonus earned and an opportunity to earn an equity match of up to 2:1 measured against an EPS performance condition (a more detailed description of the Deferred Annual Bonus Plan is set out in “—Board Practices—Remuneration Committee—Remuneration Policy”);

  Long Term Incentive Plan: the comparator group for the TSR performance measure is changed from the FTSE 250 to the FTSE 350 to better reflect the Company’s position within the index; and

  Employee Equity Plan: the Company has ceased granting options to all employees including executive directors (other than in exceptional circumstances) and has introduced an all-employee equity plan.

     The committee believes that these changes reflect good governance, bring the remuneration structure closer in line with UK market norms, increase alignment between remuneration and financial performance and strengthen the retention aspect of the deferred bonus. The move away from options to shares for all employees will reduce dilution and the move from three plans to two for executive directors simplifies arrangements.

   Nomination committee

     The nomination committee leads the process for board appointments and makes recommendations to the board in relation to new appointments of executive and non-executive directors and on board composition and balance. It is chaired by Sir Robin Saxby, and the other members are Peter Cawdron, Doug Dunn, John Scarisbrick and Lucio Lanza. The nomination committee met on two occasions with all members present, with the exception of Peter Cawdron for the November meeting. The Committee considers the roles and capabilities required for each new appointment, based on an evaluation of the skills and experience of the existing directors. In relation to the appointment of new directors, including Philip Rowley in January 2005, the services of external search consultancies are generally used. The terms of reference of the nomination committee are published on the Company’s website www.arm.com.

   Internal control/risk management

     The board of directors has overall responsibility for ensuring that the Company maintains an adequate system of internal control and risk management and for reviewing its effectiveness. The board has reviewed the system of internal control, including internal financial controls, which has been in place for the year under review and up to the date of approval of the annual report. Such systems are designed to manage rather than eliminate the risks inherent in a fast-moving, high technology business and can, therefore, provide only reasonable and not absolute assurance against material misstatement or loss.

     The Company’s risk review committee consists of the Chief Technology Officer, the Chief Financial Officer, the Financial Controller and the Company Secretary. The committee receives and reviews quarterly reports from business unit managers and corporate functions and its findings are considered and challenged by the executive committee. The committee is responsible for identifying and evaluating risks which may impact the Company’s strategic and business objectives and for monitoring the progress of actions designed to mitigate such risks. The risk review committee reports formally to the executive committee once a year and, in turn, the executive committee reports to the board once a year. In addition, during 2005, the Company set up a compliance committee consisting of the General Counsel, the Chief Operating Officer, the Chief Financial Officer, the EVP Worldwide Sales, the EVP Human Resources, the Director of Quality, the Director of IT and the Company Secretary. The committee oversees compliance throughout the business with all appropriate international regulations, trading requirements and standards, including oversight of financial, employment, environmental and security processes and policies.

     The Company appointed a disclosure committee in 2003, in compliance with the Sarbanes Oxley Act 2002. The committee, which comprises the Chief Executive Officer, the Chief Financial Officer, the Financial Controller, the General Counsel, the VP Investor Relations and the Company Secretary, is responsible for ensuring that disclosures made by the Company to its shareholders and the investment community are accurate, complete and fairly present the Company’s financial condition in all material respects.

     In addition, there is a series of interconnected meetings that span the Company from the weekly management meeting chaired by the Chief Executive Officer, and the weekly business review meeting chaired by the Chief Operating Officer, the purpose of which is to monitor and control all main business activities, sales forecasts and other matters requiring approval that have arisen within the week, to the board meetings of the Company. Each month there are customer satisfaction and process review meetings attended by managers representing different functions across the Company to review key performance indicators such as revenues, orders booked, costs, product and project delivery dates and levels of defects found in products in development. The outputs of the weekly business review meeting and the monthly operations meeting are reviewed by the executive committee which, in turn, raises relevant issues with the board. These processes for identifying, evaluating and managing the significant business, operational, financial, compliance and other risks facing the Company have been in place for the year under review and up to the date of approval of the annual report and financial statements. They accord with the guidance on internal control issued in September 1999 by the Internal Control Working Party of the Institute of Chartered Accountants in England and Wales.

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

Corporate Social and Ethical Policies

     While the Company is accountable to its shareholders, it also endeavors to take into account the interests of all its stakeholders, including its employees, customers and suppliers and the local communities and environments in which it operates. The Chief Financial Officer takes responsibility for matters relating to corporate, social and ethical policies and these matters are considered at board level. A corporate social responsibility report is on page 57 (“Corporate Social Responsibility Report”) of this report and also on the Company’s website www.arm.com. The Company’s Code of Business Conduct and Ethics is available on the Company's website www.arm.com. The Company also operates a whistle-blowing policy which provides for employees to have access to senior management to raise concerns in strict confidence about any unethical business practices.

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

     The Company recognizes the increasing importance of environmental issues and these are discussed at board level where the Chief Financial Officer takes responsibility for them. The Company’s environmental policy is published on its website. An environmental action plan is implemented through various initiatives. These include monitoring resource consumption and waste creation so that targets set for improvement are realistic and meaningful, ensuring existing controls continue to operate satisfactorily and working with suppliers to improve environmental management along supply chains. Energy usage and resource consumption data is published in the Company’s corporate social responsibility report on its website.

   Health and safety

     Although ARM operates in an industry and in environments which are considered low risk from a health and safety perspective, the safety of employees, contractors and visitors is a priority in all ARM workplaces worldwide. Continual improvement in safety management systems is achieved through detailed risk assessments to identify and eliminate potential hazards and occupational health assessments for employees. The UK offices are covered by a health and safety committee, fire wardens and first aiders. Each year the GoodCorporation verification ensures that the criteria in its charter are met. The UK offices are also audited by the British Safety Council, and the Company achieved three stars in the 2004 audit. Other offices around the world have similar cover dependent on local needs, practices and customs and operate to a global health and safety policy standard.

   Relationships with shareholders

     The board makes considerable efforts to establish and maintain good relationships with institutional shareholders. The Company has a regular dialogue with institutional shareholders throughout the year other than during close periods. The board also encourages communication with private investors and part of the Company’s website is dedicated to providing accurate and timely information for all investors including comprehensive information about the business, its Partners and products, including all press releases. A new role of VP Investor Relations was created in July 2005. At present, around 20 analysts write research reports on the Company. The Company publishes telephone numbers on its website enabling shareholders to listen to earnings presentations and audio conference calls with analysts. Members of the board, including some of the non-executive directors attend the annual analysts’ day and develop an understanding of the views of major shareholders through any direct contact that may be initiated by shareholders or through analysts’ and brokers’ briefings and feedback from the Company’s financial PR advisers who obtain feedback from analysts and brokers following investor roadshows. All shareholders may register to receive the Company’s press releases via the internet.

     The board actively encourages participation at the AGM (the latest took place on April 25, 2006) which is the principal forum for dialogue with private shareholders. At the AGM, a presentation is made outlining recent developments in the business and an open question-and-answer session follows to enable shareholders to ask questions about the business in general.

Corporate Social Responsibility Report

     ARM considers itself to be a good corporate citizen. The Company strives to reduce the impact it makes on the environment and to increase its connections with the communities in which it operates. Considerable efforts are made to communicate effectively with the Company’s shareholders, partners, suppliers and employees.

     The Company is a corporate member of the Institute of Business Ethics (IBE) and was one of the first members of the GoodCorporation, which was founded in 2001 to help organizations to develop, manage and monitor their corporate responsibilities. Based on principles set out by the IBE, the GoodCorporation charter enables companies to measure how effective they are in achieving these responsibilities. ARM’s commitment to the charter includes being verified against a 62-point charter standard covering the fair treatment and protection of its employees, customers, suppliers, shareholders, the community and the environment. This independent verification process is repeated each year and, during 2005, the Company successfully retained its membership. In addition, ARM is listed on the FTSE4Good Index, is a member of Business in the Community and takes part in its Business in the Environment Index and Corporate Responsibility Index each year.

   The environment

     The Company’s business focuses on designing IP which enables devices to use less power and, as a result, to be more environmentally friendly. Its activities do not produce harmful waste or emissions and the Ethical Investment Research Service (EIRIS) grades ARM as an environmentally “low impact” business. Nevertheless, environmental performance is monitored to enable targets to be set, for example reducing paper usage (and increasing the amount recycled) and controlling carbon emissions through energy use.

     A document output study has been established to examine paper consumption within the Company and to consider how an extension of its electronic document management systems might reduce the need for paper documents. The Company can also demonstrate an increase in paper and packaging recycling and an improvement in the facilities in place to promote recycling of more materials. Energy usage is monitored closely to understand how it is used, which aids the setting of new targets. Renewable energy sources are also being investigated. There are recycling bins for aluminum cans in the majority of the Company’s offices and air conditioning systems run on non-ozone-depleting refrigerants. The supply of company cars is discouraged and in a Company of over 1,300 people, there are less than 30 company cars. There is a sustainable transport team within the business looking at ways in which the impact on the environment can be reduced. Initiatives introduced so far include encouraging employees to cycle to work through the provision of improved facilities at the Company’s offices, or to share car journeys, or use public transport. Business travel and ways in which it can be reduced are measured, while still maintaining ARM’s very effective partnership network, particularly through the provision of video conferencing equipment. The Company will continue to work closely with the British Safety Council in 2006 to establish ways to formalize our environmental objectives and performance as well as implementing recommendations made through working with The Carbon Trust

   Connecting with local communities

     The Company aims to be a good corporate citizen of the communities in which it operates and supports local initiatives and fundraising. In the UK, the focus has been on educational projects – particularly for pupils who are interested in mathematics, science, IT and business subjects. This support is sometimes financial and sometimes in the form of providing employees’ time and skills. ARM has established relationships with the local business community and is a founding member of The Learning Collaboration (“TLC”) within the Cambridge business community in the UK. The TLC enables member companies to pool resources to collaborate to learn, improving the quality, availability and value of training and related services.

     Supporting education. ARM’s support for education stretches from financial sponsorship of science/IT-related education initiatives, donations of redundant computer equipment to schools and education charities, working on extracurricular engineering projects with school and college students in the Cambridge area and working on specific projects with students at the Judge Institute, Cambridge University’s business school. The Company supports the Engineering Education Scheme, Young Engineers and contributes to the funding to train the UK team for the International Maths Olympics. ARM’s University Program engages universities worldwide, designing course material, providing technical seminars, donating equipment and software and offering assistance directly to students. ARM has worked with a number of engineering schools internationally, including Seoul National University, Carnegie-Mellon (US), Southeast University (China), and the National Institute of Technology Karnataka (India). In addition, the Company has relationships with a number of UK universities. The Chairman, for example, is a visiting professor at Liverpool University.

     Supporting good causes. ARM encourages employees to support their local communities. Some are school governors, some help children improve their reading skills, others support charities. Employees at the Company’s Austin, Texas office have, for example, helped with blood drives and have also collected food and toys for underprivileged families. The Company “doubles the efforts” of employees who raise money for approved charities by matching the funds they raise (with the exception of political donations or other non-approved causes). Charities for cancer research, conservation, to support sufferers of heart disease and those with autism or terminal illness have been some of the beneficiaries of this scheme.

     In 2005, ARM matched donations made by employees to the leading national charities supporting those affected by the Asian tsunami. In 2005, ARM continued as a sponsor of the Prince’s Trust Technology Leadership Group and has participated in events targeted at widening the knowledge and understanding of technology and contributed expertise to the technology networking events.

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

     Benefits. Employees receive benefits including private medical/healthcare; health, travel and life insurance; pensions/401k plan; sabbaticals; flexible working; stock options and a Save As You Earn share scheme. The Company supports family friendly initiatives and offers a child care voucher scheme for UK tax payers. Flexible working arrangements are available for all employees, regardless of whether they have children. Understanding and acceptance of national and cultural diversity is encouraged by giving employees the opportunity to work in offices other than in their home country, where appropriate.

   Accessibility

     The Company endeavors to provide access to all whether through building design to allow easy disabled access or through improving access to our website for those with visual impairments.

   Health and safety

     The safety of employees, contractors and visitors is a priority. ARM measures and analyses all accidents and “near misses” as part of its continuous improvement in this area. Despite the low-risk nature of its operations ARM aims to provide a safe, secure and sustainable working environment to all employees and stakeholders. The Company is verified by GoodCorporation each year to ensure that its health and safety requirements are met and in addition its UK offices are audited by the British Safety Council. In the UK, there is a health and safety committee and each office has fire wardens and first aiders. Overseas offices have the health and safety cover required by local legislation. Health and safety is high on the agenda and there has been an increase in the amount of communication with employees on occupational health issues and other health and safety issues through different media including the intranet. During 2005 health and safety training has been provided to line managers to assist in the development of a safety culture within the organization.

Going Concern

     After making enquiries, the directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. For this reason, they have adopted the going concern basis in preparing the financial statements.

Statement of Directors’ Responsibilities

     UK Company law requires the directors to prepare financial statements for each financial period that give a true and fair view of the state of affairs of the Company, and of the profit or loss of the Company for that period. In preparing those financial statements, the directors are required to:

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

Remuneration Policy

     The remuneration committee in its deliberations on the remuneration policy for the Company’s directors seeks to give full consideration to the principles set out in the Combined Code. The committee also monitors developments in accounting for equity-based remuneration on an ongoing basis.

     The Company operates a remuneration policy and framework for executive directors designed to ensure that it attracts and retains the high-quality management skills necessary to achieve a high level of corporate performance, in line with the best interests of shareholders. This policy seeks to provide rewards and incentives for the remuneration of executive directors that reflect their performance and align with the objectives of the Company. These comprise a mix of performance-related and non-performance-related remuneration. The committee believes that a director’s total remuneration should seek to recognize his worth in the external market and, to this end, operates a policy of paying base salaries which are in line with the market median, as part of a total remuneration package which is upper quartile. The committee believes that this is justified, recognizing that more than 50% of total potential remuneration is performance-related. The committee obtains information about the external market from various surveys, including the Watson Wyatt High Technology and Executive Reward Surveys and the Deloitte & Touche Executive Directors Remuneration Survey.

     The nature of the Company’s development has meant that there has been a good deal of focus on the attainment of short-term objectives with a high level of variable remuneration. In 2005, variable remuneration consisted of three elements: annual cash bonus, discretionary share options and conditional awards under the Long Term Incentive Plan. As described above, as approved at the 2006 AGM, this will reduce to two elements in future, both of which are performance-related and, as a result, more than half of each executive director’s remuneration is targeted to be performance linked. In 2003, a shareholding guideline was introduced under which executive directors and certain senior managers are required to build up a holding of shares in the Company over a period of five years. The required holding of executive directors is 100% of basic salary. The shareholdings may be built up of shares received under the Company’s discretionary share option schemes and/or the Long Term Incentive Plan and/or the new Deferred Annual Bonus Plan.

Incentive arrangements

     The remuneration committee aims to ensure that individuals are fairly rewarded for their contribution to the success of the Company. There is a strong bonus element to executive directors’ remuneration and for 2005 a bonus of up to 50% of basic pay could have been earned through the executive bonus plan if all targets were met (plus an accelerator for performance in excess of targets and the ability to increase the bonus to 100% by deferring the entire bonus for three years). Payment of bonus is subject to the achievement of revenue and profit targets set by the remuneration committee, which are directly related to the Company’s financial results and ensure that the Company’s short-term financial goals are met. Small bonuses were paid to executive directors in respect of performance during 2005.

   New Deferred Annual Bonus Plan

     The new Deferred Annual Bonus Plan, approved at the 2006 AGM, will operate for 2006. Under this plan, 50% of any bonus earned will be paid in cash and 50% will be deferred into shares on a compulsory basis. Voluntary deferral will no longer be possible. Due to these changes and the fact that no further grants of options will be made (except in exceptional circumstances) the maximum bonus opportunity will increase to 125% of base salary (including a personal performance multiplier which flexes the payment by 0.75 to 1.25), which is in line with current market bonus levels. The bonus earned will continue to be subject to a revenue target with an EPS underpin but the calibration will be changed. Under the 2005 bonus arrangement no bonus was payable at less than 90% of the revenue target and maximum bonus would have been paid at 100% of the revenue target with a 1% increase in bonus for every 2% above the revenue target. Under the new Deferred Annual Bonus Plan no bonus is paid at less than 90% of the revenue target and maximum bonus will now be paid at revenues above the target. In 2006, maximum bonus will be paid at 104% of target revenues. The upper limit of the performance range will not exceed 110% of the target revenue. At the end of the three-year deferral period the deferred shares will be matched subject to achievement of an EPS performance condition. At EPS growth equal to the increase in the Consumer Prices Index (“CPI”) plus 4% per annum, the deferred shares will be matched on a 0.3:1 basis, rising to 2:1 when EPS growth is in excess of CPI plus 12% per annum. While the deferral can only be forfeited for gross misconduct, the match is subject to forfeiture for “bad leavers.”

   New Employee Equity Plan

     The new Employee Equity Plan, approved at the 2006 AGM, will operate for 2006 in place of the Employee Share Option Schemes. The introduction of this plan reflects the shift in market practice away from options and towards free shares. However, to enable the Company to respond to any future changes in market conditions, this plan provides the flexibility to grant either shares or options, with a “currency conversion” between the two to ensure that awards are of a similar value to employees and a similar cost to the Company. Under this plan it is intended that free shares or options will be granted to employees on an annual basis up to a limit set for each grade and equivalent to grant values under the existing Executive Share Option Scheme. In the three major employing countries and other countries as may be appropriate, the new Employee Equity Plan may involve the use of government approved plans to deliver awards in a tax efficient manner.

   New U.S. Employee Stock Purchase Plan

     The new U.S. Employee Stock Purchase Plan was approved at the 2006 AGM. All employees and executive directors of designated subsidiary companies are eligible to participate in offerings under the ESPP except where prohibited by law and subject to the employee or director having been employed by a designated subsidiary for at least six months (or shorter period specified by the share schemes committee). Each offering will be for a period of between 6 and 24 months. During an offering period participating employees will have deductions made from their post tax salaries which will be retained by the Company or relevant designated subsidiary. The deductions will be for a whole percentage of the participating employee’s gross pay (before tax and social security) subject to a maximum deduction of 10% of gross pay.

     At the commencement of the offering (offering date) each participating employee will be granted a share option to purchase ordinary shares in the capital of ARM Holdings plc. The offering date will fall within the period of 42 days commencing on the announcement of results for any period or the day the share schemes committee resolves that exceptional circumstances exist to justify the grant of options.

     The exercise price of the options will be set by the share schemes committee on the offering date and may be specified by reference to a proportion of the fair market value of the shares on the offering date, a proportion of the fair market value of the shares on the exercise date or both of these. However, in all cases the exercise price of options will not be less than the lower of:

  85% of the fair market value of the shares on the offering date; and

  85% of the fair market value of the shares on the exercise date.

     The maximum value of shares that can be subject to these options will not exceed a limit set by the share schemes committee on the offering date, subject to that amount not exceeding $25,000 per employee per calendar year (measured using the fair market value of the shares on the offering date).

     Subject to continuing employment, at the end of an offering period (exercise date) a participating employee’s share options will be deemed to have been exercised.

     Subject to the above overriding limit, the ESPP also provides (as required by U.S. tax law) a numerical limit on the number of shares which may be issued under the ESPP. The limit in the ESPP has been set at 25,000,000 shares (equivalent to approximately 1.8% of the Company's current issued share capital).

   Pre-existing option schemes

     In relation to existing grants of options, in line with practice among the Company’s peers in the technology sector, there are generally no performance conditions attached to the issue or exercise of discretionary options under the existing schemes, except for those issued to executive directors where performance conditions based on real EPS growth apply. Share options issued to executive directors prior to their appointment to the board of the Company do not have performance conditions attached to them. However, discretionary options issued to executive directors after their appointment to the board of the Company have performance conditions attached to them. Executive directors have not received options under the Approved Scheme and the Incentive Stock Option Scheme. The Unapproved Scheme permitted the issuance of share options with a value of up to five times base salary on the executive director joining the Company. In addition, discretionary options with a value of up to two times base salary could be issued each year. These discretionary options vest after seven years, but may vest after three years from grant if the performance conditions are satisfied.

     Performance conditions applicable to these options vary depending on the year of grant and details of these conditions are shown in the auditable information below. The performance conditions applicable to the Long Term Incentive Plan are described in more detail below and are based on total shareholder return (“TSR”), providing the link to performance against an appropriate peer group.

     These performance conditions were selected having regard to the position of the Company within its sector and the nature of the companies against which it competes to attract and retain high caliber employees. The Committee believes that the performance conditions represent the correct balance between being motivational and challenging.

Pensions

     The Company does not operate its own pension scheme but makes payments into a Company personal pension plan, which is a money purchase scheme. For the UK based directors, the rate of Company contribution is 10% of the executive’s basic salary (25% in the case of the Chairman) subject to the Inland Revenue salary capping limits. From April 2006 when the salary capping limits ceased to apply, contributions are calculated on full basic pay. For Mark Templeton (who is based in the US), the rate of Company contribution was 6% of his basic salary up to October 2005 when his status changed from executive to non-executive director.

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

     The dates of the service contracts of each person who served as an executive director during the financial year are as follows:

Director	Date

Sir Robin Saxby	January 31, 1996
Warren East	January 29, 2001
Tim Score	March 1, 2002
Tudor Brown	April 3, 1996
Mike Inglis	July 17, 2002
Mike Muller	January 31, 1996
Simon Segars	January 4, 2005
Mark Templeton	November 18, 2004

     Where notice is served to terminate the appointment, whether by the Company or the executive director, the Company in its absolute discretion shall be entitled to terminate the appointment by paying to the executive director his salary in lieu of any required period of notice.

     Each of the executive officers has the right to participate in the various share option schemes and plans described below (other than the Incentive Stock Option Plan, the Savings Related Plan and the Employee Stock Purchase Plan, which are designed for employees in the United States).

     Although eligible for the new Employee Equity Plan, it is not currently envisaged that the executive officers will participate in this plan which is designed for employees who do not participate in the new Deferred Annual Bonus Plan.

Non-executive Directors

     During 2005, the Chairmen of the audit and remuneration committees each received a total fee of £33,000 per annum and the other non-executive directors each received a total fee of £30,000 per annum. These fees were arrived at by reference to fees paid by other companies of similar size and complexity, and reflected the amount of time non-executive directors were expected to devote to the Company’s activities during the year, which is around 10 to 15 working days a year. The remuneration of the non-executive directors is set by the board and their term of appointment is three years. Non-executive directors do not have service contracts, are not eligible to participate in bonus or share incentive arrangements and their service does not qualify for pension purposes or other benefits. No element of their fees is performance-related. Share options held by Lucio Lanza were granted prior to the Company’s acquisition of Artisan and share options held by Mark Templeton were granted prior to his change of status from executive to non-executive director in October 2005.

EMPLOYEES

     At December 31, 2005, the Company had 1,324 employees, including 481 in the United States where Brent Dichter is general manager of ARM Physical IP, Inc., 30 in Japan where Takafumi Nishijima is president of ARM KK, 7 in South Korea, where Young Sub Kim is president of ARM Korea Limited, 5 in Taiwan, where Philip Lu is Chairman of ARM Taiwan Limited, and 1 in P.R. China where Jun Tan is Director of ARM Consulting (Shanghai) Co. Ltd.

     The table below sets forth the number of Company employees by function and by location at year end for the periods indicated:

	Year ended December 31,

	2003	2004	2005

Total	740	1,171	1,324
Function
Research and Development	442	739	846
Marketing and Sales	203	282	297

	Year ended December 31,

	2003	2004	2005

Finance and Administration	95	150	181
Location
Europe	564	631	683
United States	139	450	481
Far East and India	37	90	160

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

SHARE OWNERSHIP

     The following table sets forth, as of April 21, 2006, certain information as to the shares and outstanding options to subscribe for shares held by (i) each executive officer and director of the Company holding options and (ii) all executive officers and directors of the Company, as a group. As of April 21, 2006, there were 1,387,035,743 shares outstanding and options with respect to 128,810,347 underlying shares are exercisable within 60 days of April 21, 2006.

Name	Beneficial Ownership Number(2)	Beneficial Ownership Percentage	Number of Shares underlying options(1)	Weighted average exercise price (per Share)(1)	Exercise prices and Expiration dates

Tudor Brown	2,587,064	0.19%	1,979,900	£1.04	(3)
Peter Cawdron	98,000	0.01%	—	—	—
Doug Dunn	48,000	—	—	—	—
Warren East	1,396,532	0.10%	2,675,825	£1.10	(4)
Mike Inglis	630,087	0.05%	1,522,857	£1.19	(5)
Lucio Lanza	2,389,973	0.17%	1,112,682	£0.60	(10)
Mike Muller	2,008,211	0.15%	1,122,078	£1.40	(6)
Philip Rowley	24,102	—	—	—	(12)
Sir Robin Saxby	19,588,060	1.41%	25,000	£6.16	(7)
John Scarisbrick	10,800	—	—	—	—
Tim Score	1,111,288	0.08%	2,260,991	£1.06	(8)
Jeremy Scudamore	160,000	0.01%	—	—	—
Simon Segars	589,745	0.04%	1,293,510	£1.14	(11)
Mark Templeton	12,409,081	0.89%	2,647,675	£0.49	(9)
All current directors and senior
management as a group (14 persons)	43,050,943	3.10%	14,640,518	£0.98	—

(1)	Adjusted to reflect 5 for 1 share split in the Company’s ordinary shares which took place in April 2000 and for the 4 for 1 share split in April 1999 where applicable.

(2)	Shares that are not outstanding but that may be acquired upon exercise of options within 60 days of the date of this report are deemed outstanding for the purpose of computing the number and percentage of outstanding shares beneficially owned by the relevant person. However, such shares are not deemed to be outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by any other person.

(3)	Options to subscribe for 3,736 shares at £6.155 per share expire on May 21, 2010, options to subscribe for 21,264 shares at £6.155 per share expire on May 21, 2007, options to subscribe for 2,091 shares at £3.35 per share expire on May 13, 2011, options to subscribe for 22,909 shares at £3.35 per share expire on May 13, 2008, options to subscribe for 50,000 shares at £2.465 per share expire on April 19, 2009, options to subscribe for 731,428 shares at £0.4375 per share expire on January 30, 2010, options to subscribe for 320,000 shares at £1.25 per share expire on January 30, 2011, options to subscribe for

436,019 shares at £1.055 per share expire on February 4, 2012 and options to subscribe for 392,453 shares at £1.325 per share expire on February 1, 2013.

(4)	Options to subscribe for 8,480 shares at £1.224 per share expire on March 10, 2009, options to subscribe for 3,187 shares at £6.155 per share expire on May 21, 2010, options to subscribe for 20,962 shares at £6.155 per share expire on May 21, 2007, options to subscribe for 62,909 shares at £3.815 per share expire on May 22, 2008, options to subscribe for 100,000 shares at £2.465 per share expire on April 19, 2009, options to subscribe for 914,285 shares at £0.4375 per share expire on January 30, 2010, options to subscribe for 400,000 shares at £1.25 per share expire on January 30, 2011, options to subscribe for 592,417 shares at £1.055 per share expire on February 4, 2012 and options to subscribe for 573,585 shares at £1.325 per share expire on February 1, 2013.

(5)	Options to subscribe for 223,515 shares at £2.1475 per share expire on May 26, 2009, options to subscribe for 292,572 shares at £0.4375 per share expire on January 30, 2010, options to subscribe for 288,000 shares at £1.25 per share expire on January 30, 2011, options to subscribe for 379,147 shares at £1.055 per share expire on February 4, 2012 and options to subscribe for 339,623 shares at £1.325 per share expire on February 1, 2013.

(6)	Options to subscribe for 3,736 shares at £6.155 per share expire on May 21, 2010, options to subscribe for 17,615 shares at £6.155 per share expire on May 21, 2007, options to subscribe for 2,091 shares at £3.35 per share expire on May 13, 2011 and options to subscribe for 22,909 shares at £3.35 per share expire on May 13, 2008, options to subscribe for 50,000 shares at £2.465 per share expire on April 19, 2009, options to subscribe for 288,000 shares at £1.25 per share expire on January 30, 2011, options to subscribe for 398,104 shares at £1.055 per share expire on February 4, 2012 and options to subscribe for 339,623 shares at £1.325 per share expire on February 1, 2013.

(7)	Options to subscribe for 25,000 shares at £6.155 per share expire on May 21, 2007.

(8)	Options to subscribe for 206,896 shares at £2.465 per share expire on April 19, 2009, options to subscribe for 777,142 shares at £0.4375 per share expire on January 30, 2010, options to subscribe for 320,000 shares at £1.25 per share expire on January 30, 2011, options to subscribe for 473,934 shares at £1.055 per share expire on February 4, 2012 and options to subscribe for 483,019 shares at £1.325 per share expire on February 1, 2013.

(9)	Options to subscribe for 449,561 shares at £0.39 expire on April 17, 2010, options to subscribe for 1,078,947 shares at £0.25 per share expire on November 4, 2011, options to subscribe for 449,561 shares at £0.47 per share expire on October 22, 2013, options to subscribe for 170,832 shares at £0.70 per share expire on August 19, 2014 and options to subscribe for 498,774 shares at £1.055 per share expire on February 4, 2012.

(10)	Options to subscribe for 89,912 shares at £0.57 per share expire on February 16, 2010, options to subscribe for 7,498 shares at £0.22 per share expire on April 15, 2011, options to subscribe for 26,236 shares at £0.44 per share expire on February 6, 2012, options to subscribe for 577,615 shares at £0.66 per share expire on April 8, 2014 and options to subscribe for 411,421 shares at £0.55 per share expire on March 10, 2014.

(11)	Simon Segars was appointed to the board on January 4, 2005. Options to subscribe for 6,155 shares at £6.155 per share expire on May 21, 2007, options to subscribe for 6,792 shares at £3.35 per share expire on May 13, 2011, options to subscribe for 33,208 shares at £3.35 per share expire on May 13, 2008, options to subscribe for 40,000 shares at £2.465 per share expire on April 18, 2009, options to subscribe for 325,142 shares at £0.4375 per share expire on January 30, 2010, options to subscribe for 224,000 shares at £1.25 per share expire on January 30, 2011, options to subscribe for 341,232 shares at £1.055 per share expire on February 4, 2012 and options to subscribe for 316,981 shares at £1.325 per share expire on February 1, 2013.

(12)	Philip Rowley was appointed to the board on January 4, 2005.

Share Option Schemes and Plans

     The Company operates the following share option schemes and plans under which employees may acquire shares: the new Deferred Annual Bonus Plan the new Employee Equity Plan, and the U.S. Employee Stock Purchase Plan. For a description of these plans, please see “—Board Practices—Incentive Arrangements” above.

     During 2005, the Company also operated the ARM Holdings plc Executive Share Option Scheme (the “Executive Scheme”), the ARM Holdings plc Unapproved Share Option Scheme (the “Unapproved Scheme”), the Long Term Incentive Plan (“LTIP”), the ARM Holdings plc Unapproved Share Option Scheme French Operation (the “French Scheme”), the ARM Holdings plc Unapproved Share Option Scheme Belgian Operation (the “Belgian Scheme”) the ARM Holdings plc Savings Related Share Option Scheme (the “Save As Your Earn Scheme” or “SAYE Scheme”), the ARM Holdings plc Stock Option Plan (the “US Incentive Stock Option Scheme” or “US ISO Scheme”) and the ARM Holdings plc Savings Related Share Option Plan (the “Savings Related Plan”) (together, the “Schemes and Plans”). Following the adoption of the Deferred Annual Bonus Plan and the Employee Equity Plan at the 2006 AGM, no further awards will be made pursuant to the Executive Scheme, the Unapproved Scheme, the French Scheme, the Belgian Scheme and the US ISO Scheme, although existing grants of options under such schemes remain exercisable. See “—Remuneration Policy—Incentive Arrangements” above. Upon the acquisition of Artisan in 2004, the Company assumed the share plans of Artisan, namely the 1993 Plan, the 1997 Plan, the 2000 Plan, the 2003 Plan, the Director Plan, the Executive Plan and the ND00 Plan. Following the acquisition of Artisan, the Artisan plans were closed to new grants. The Company has also established an employee trust and a Qualifying Employee Share Ownership Trust (“QUEST”). None of the benefits under the Schemes and Plans are pensionable. Options granted under the SAYE Scheme and the Savings Related Plan are at an option price equal to not less than 85% of the market value of the shares.

     Details of the Schemes and Plans are set out below. Following adoption of the Employee Equity Plan at the 2006 AGM further grants of options will not be made except in exceptional circumstances. The Executive Scheme, the Unapproved Scheme, the French Scheme, the Belgian Scheme and the US ISO Scheme remain in place for existing grants of options.

Save As You Earn (“SAYE”) Scheme

     Issue of Invitations. Invitations to join the SAYE Scheme are normally issued within 42 days of the announcement of the Company’s results for any period.

     Eligibility. All employees of the Company and any subsidiaries designated by the Board of Directors who have worked for the Company or a participating subsidiary for a qualifying period as determined by the Board of Directors (but not to exceed five years) and any other employees nominated by the Board of Directors are eligible to participate in the SAYE Scheme.

     Savings Contract. Employees joining the SAYE Scheme must enter into a savings contract with a designated savings carrier under which they make a monthly saving for a period of three or five years or, if the Board of Directors so allows, any other period permitted under the relevant legislation. The monthly saving must not exceed such limit as is fixed by the Board of Directors within the ceiling imposed by the relevant legislation (currently £250 per month). With the three year savings period, the employee receives a tax-free bonus of one monthly payment. With the five year savings period, the employee receives a tax-free bonus of 3.7 monthly payments. With the five year savings period, the employee has the choice of leaving the money for a further two years to receive an additional bonus of 3.9 monthly payments, making a total bonus of 7.6 monthly payments over seven years (which sum cannot be used to buy shares in the Company). An option is granted to the employee to acquire shares in the Company which is exercisable within six months of maturity after the bonus is payable under the savings contract.

     Option Price. Options are granted at an option price which is not less than 85% of the market value of the shares on the day before the date of invitation (or some other date agreed with the UK Inland Revenue) and, where shares are to be subscribed, their nominal value (if greater). Market value means a value for the shares agreed in advance with the UK Inland Revenue if the shares are not listed or, if they are listed, the middle market quotation on the immediately preceding business day, or the average of the middle market quotations over the three preceding business days.

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

     Issue of Shares. Shares issued on the exercise of options rank equally with shares of the same class in issue on the date of allotment except in respect of rights arising by reference to a prior record date. Application has been made to and approved by the London Stock Exchange for the listing of shares issued under the SAYE Scheme.

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

     Grant of Options. Options are granted by the Remuneration Committee which consists wholly of non-executive directors. Options are normally granted within 42 days of the announcement of the Company’s results for any period.

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

     Exercise of Options. Options are normally exercisable, subject to any performance condition being satisfied, and by a person who remains a director or employee of the Company or any subsidiary, between the third and tenth anniversaries of grant. Options may also, however, be exercised early in certain circumstances, for example on an optionholder ceasing to be an employee due to ill health, redundancy, retirement, following a change in control of the employing company, and in the event of a takeover or winding up of the Company. Options are not transferable and may only be exercised by the persons to whom they are granted, except in certain specific circumstances (e.g. death of employee).

     Exchange of Options. In the event of a change of control of the Company in certain circumstances, optionholders may exchange their options for options over shares in the acquiring company.

     Issues of Shares. Shares issued on the exercise of options rank equally with shares of the same class in issue on the date of allotment except in respect of rights arising by reference to a prior record date. Application has been made to and approved by the London Stock Exchange for the listing of shares which may be issued under the Executive Scheme.

     Variation in Share Capital. Options may be adjusted following certain variations in the share capital of the Company including a capitalization or rights issue.

     Termination of the Executive Scheme. No options may be granted under the Executive Scheme after the tenth anniversary of the adoption of the Executive Scheme.

Unapproved Scheme

     The Unapproved Scheme is substantially the same as the Executive Scheme except that the £30,000 limit on individual participation does not apply. Instead, the Board of Directors shall consider any limits on the grant of options to employees having regard to the performance of the employee and prevailing market practice. At the 2001 AGM the Chairman of the Company stated that the Company’s internal policy is never to issue options to a value of more than two times salary in any one year, provided however, that the Company may, in exceptional circumstances, offer options up to five times annual salary for the recruitment of a key individual.

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

Long Term Incentive Plan

     A Long Term Incentive Plan was approved by shareholders at the 2003 Annual General Meeting. Conditional share awards held by directors are as follows:

Director	Performance period ending December 31,	Award date	Market price at date of award £	As at January 1, 2005 Number	Conditional award Number	Lapsed Number	As at December 31, 2005 Number	Vesting date

Warren East	2005	July 25, 2003	0.805	248,447	–	–	248,447	January 2006
	2006	November 3, 2004	1.005	248,756	–	–	248,756	January 2007
	2007	July 20, 2005	1.165	–	268,240	–	268,240	January 2008

				497,203	268,240	–	765,443

Tim Score	2005	July 25, 2003	0.805	211,180	–	–	211,180	January 2006
	2006	November 3, 2004	1.005	199,005	–	–	199,005	January 2007
	2007	July 20, 2005	1.165	–	214,592	–	214,592	January 2008

				410,185	214,592	–	624,777

Tudor Brown	2005	July 25, 2003	0.805	198,758	–	–	198,758	January 2006
	2006	November 3, 2004	1.005	199,005	–	–	199,005	January 2007
	2007	July 20, 2005	1.165	–	197,425	–	197,425	January 2008

				397,763	197,425	–	595,188

Mike Muller	2005	July 25, 2003	0.805	198,758	–	–	198,758	January 2006
	2006	November 3, 2004	1.005	179,104	–	–	179,104	January 2007
	2007	July 20, 2005	1.165	–	180,258	–	180,258	January 2008

				377,862	180,258	–	558,120

Mike Inglis	2005	July 25, 2003	0.805	198,758	–	–	198,758	January 2006
	2006	November 3, 2004	1.005	179,104	–	–	179,104	January 2007
	2007	July 20, 2005	1.165	–	171,674	–	171,674	January 2008

				377,862	171,674	–	549,536

Simon Segars	2005	July 25, 2003	0.805	124,224	–	–	124,224	January 2006
	2006	November 3, 2004	1.005	149,254	–	–	149,254	January 2007
	2007	July 20, 2005	1.165	–	154,506	–	154,506	January 2008

				273,478	154,506	–	427,984

Mark Templeton	2007	July 20, 2005	1.165	–	162,794	(162,794)	–	January 2008

     Conditional awards will vest to the extent that the performance criteria are satisfied over a three-year performance period from January 1 of the year of award, and no re-testing thereafter is possible. The performance conditions are based on the Company’s TSR (Total Shareholder Return) when measured against that of two comparator groups (each testing half of the shares comprised in the award). The first index comprises UK companies across all sectors (FTSE 350) and the second comprises predominantly US companies within the Hi Tech sector (FTSE Global Technology Index). For each comparator group, the number of shares that may vest may be up to a maximum of 200% of the shares if the Company’s TSR ranks in the upper decile, 50% will vest in the event of median performance and between median and upper decile performance vesting will increase on a straight-line basis. No shares will be received for below-median performance. In addition, no shares will vest unless the committee is satisfied that there has been a sustained improvement in the underlying financial performance of the Company.

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

     Options granted under the Incentive Stock Option Plan are not subject to performance conditions. The rules of the Incentive Stock Option Plan state that options may not be exercised after the fifth anniversary of grant. Options granted to new employees are normally exercisable over 4 years, as to 25% of the shares covered by the option on the first anniversary following grant, and 25% on or after each subsequent anniversary. In addition, all employees of ARM, Inc. and ARM Physical IP, Inc. at the year end are eligible to receive options under the Annual Share Grant. These options are exercisable over four years, as to 25% of the shares covered by the option on December 31 following grant, and 25% on or after each subsequent December 31. All options expire on the seventh anniversary of their grant.

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

     The ESOP was funded initially through an interest free loan totaling approximately £1.4 million. The trustee is likely to repay the loan from cash contributions from the employing companies. The trustee acquired 5,000,000 shares at the Company’s Initial Public Offering. Conditional awards under the Company’s Long Term Incentive Plan were granted over these shares at December 31, 2005. In February 2006, 3,798,562 shares were awarded from the ESOP to directors and employees as a result of the satisfaction of the performance criteria of the 2003 LTIP Scheme.

     As at December 31, 2005 and 2004 the trust held 5,000,000 shares (nominal value £2,500) with a market value of £6,050,000 at December 31, 2005 (2004: £5,525,000). All costs relating to the scheme are dealt with in the profit and loss account as they accrue and the trust has waived the right to receive dividends of over and above 0.01 pence per share on all shares held.

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

     Treasury stock includes £nil relating to nil shares held by the Company’s QUEST, which was established by the Company during 1999 to acquire new shares in the Company for the benefit of employees and directors of the Company. During 2005, 713,034 (2004: 8,046) shares were allocated to satisfy employees’ and directors’ exercises under the Company’s Save As You Earn Scheme. The market value of the shares at December 31, 2005 was £nil (2004: £788,000). Following the allocations in 2005, the QUEST held no further shares in the Company and is in the process of being wound up.

     The trust has waived the right to receive dividends on the shares held by QUEST, and all costs relating to the scheme are dealt with in the profit and loss account as they accrue.

1993 Plan, the 1997 Plan, the 2000 Plan, the 2003 Plan, the Director Plan, the Executive Plan and the ND00 Plan

     As stated, all these plans were assumed following the acquisition of Artisan in 2004 and were immediately closed to new grants. Under each plan, there are multiple vesting templates and vesting periods. The majority of the options were already vested upon acquisition, and the most common vesting template was 25% vesting after one year, and then 6.25% vesting each quarter thereafter, until 100% vest after four years. Some options vest on a monthly basis, and some over five years. All options lapse ten year from the date of grant.

The New Deferred Annual Bonus Plan, New Employee Equity Plan and U.S. Employee Stock Purchase Plan

     For a description of these plans, please see “—Board Practices—Incentive Arrangements” above.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     The following table sets forth certain information as at April 21, 2006, with respect to each person who is known by the Company to be the beneficial owner of more than 3% of outstanding shares.

     Beneficial ownership is determined in accordance with the rules of the US Securities and Exchange Commission and includes voting or investment power with respect to the securities. As at April 21, 2006, the number of our shares held in the US in the form of ordinary shares or ADSs amounts to approximately 15.7% of our total outstanding share capital. There are 165 holders on record of our shares in the US. We believe that the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The shareholders listed below have the same voting rights as our other shareholders. As far as the Company is aware, it is neither directly nor indirectly owned or controlled by one or more corporations or by any government.

     As at April 21, 2006, which is the most recent practicable date prior to the date of this annual report, except as noted below, we are not aware of:

  any arrangements that might lead to a change in control of our business,

  any person who is interested in 3% or more of our capital, or any person who can, will or could directly or indirectly, jointly or severally, exercise control over us.
Name	Shares Beneficially Owned (Number)	Percent

Fidelity Investments	211,867,995	15.27
Capital Group	140,190,728	10.11
Janus Capital Group Company	57,541,392	4.15
Legal & General Investment Management	49,526,109	3.57
American Century Investments	49,429,230	3.56

RELATED PARTY TRANSACTIONS

     During the year, the Company paid royalties of £33,000 (2004: £411,000, 2003: £nil) and made cross-license payments of £26,000 (2004: £14,000, 2003: £453,000) to Superscape Group plc, a company in which Mike Inglis is a non-executive director. £nil (2004: nil) was owed to Superscape at December 31, 2005. Also during 2005, the Company received license fees of £321,000 (2004: £209,000; 2003: £157,000) and support and maintenance income of £37,000 (2004: £37,000; 2003: £nil) from CSR plc, a company in which John Scarisbrick is an executive director. £nil was owed by CSR at December 31, 2005 (2004: £nil).

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     Consolidated financial statements are set forth under “Item 18. Financial Statements.”

LEGAL PROCEEDINGS

     Nazomi. In May 2002, Nazomi Communications, Inc. (“Nazomi”) filed suit against ARM alleging willful infringement of Nazomi’s US Patent No. 6,332,215. ARM answered Nazomi’s complaint in July 2002 denying infringement. ARM moved for summary judgment and a ruling that the technology does not infringe Nazomi’s patent. The United States District Court for the Northern District of California granted ARM’s motion, and Nazomi appealed the District Court’s ruling. On September 7, 2004, the Court of Appeals for the Federal Circuit heard the appeal and issued its decision on April 11, 2005. Because, in the opinion of the Court of Appeals for the Federal Circuit, the District Court did not construe the disputed claim term in sufficient detail for appellate review, the Court of Appeals for the Federal Circuit remanded the dispute back to the District Court for further analysis. A supplementary “Markman” hearing to assist in a more detailed claim construction analysis was held on October 11, 2005 and we are presently awaiting the ruling of the District Court. Based on legal advice received to date, ARM has no cause to believe that the effect of the original ruling by the District Court will not be upheld.

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

     On November 4, 2004, ARM entered into an agreement with Freescale Semiconductor, Inc. (“Freescale”) which, subject to certain exceptions and conditions, will permit ARM to license a broad range of ARM developed technology on the understanding that Freescale will not assert any of the patents in its substantial patent portfolio (which includes the 814 Patent) against such technology. Freescale was formed by a spin-off from Motorola and comprised business activities relating to microprocessors previouly conducted by Motorola. In consideration for the substantial benefit to ARM and its licensees of this agreement, ARM will pay Freescale $13.3 million in four equal, semi-annual installments over the next two years.

     Technology Properties Limited, Inc. On October 24, 2005 Technology Properties Limited, Inc. (“TPL”) filed suit against Fujitsu Limited et al. (including ARM’s licensees Fujitsu, Matsushita, NEC and Toshiba) (Technology Properties Limited, Inc., v. Fujitsu Limited et al, No.2:05-cv-00494) in the Eastern District of Texas alleging willful infringement of TPL’s US patents 6,598,148, 5,809,336 and 5,784,584. It was reported on March 2, 2006, that Fujitsu had entered into a settlement agreement with TPL but the proceedings continue with respect to the other defendants. Following a detailed analysis of the relevant patent claims ARM does not believe that any of the claims are infringed by any ARM technology.

DIVIDEND DISTRIBUTION POLICY

     On January 31, 2006 it was announced that the directors recommended payment of a final dividend in respect of 2005 of 0.5 pence per share which, taken with an interim dividend of 0.34 pence per share paid in October 2005, gives a total dividend in respect of 2005 of 0.84 pence per share, an increase of 20% over 0.7 pence per share in 2004. This was approved at the 2006 AGM and was paid on May 5, 2006 to shareholders on the register on March 31, 2006.

     It is the board’s intention to increase the dividend over time, taking into account the opportunity for continued investment in the business and the Company’s underlying operational performance.

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

     The following table sets forth, for the periods indicated, the high and low sales price of the ordinary shares reported on the London Stock Exchange:

	Price per Share

	High	Low

Annual prices:
2000	£10.02	£4.40
2001	5.67	1.86
2002	4.03	0.38
2003	1.36	0.43
2004	1.45	0.79
2005	1.27	0.94
Quarterly prices:
2003:
First Quarter	0.58	0.43
Second Quarter	0.84	0.50
Third Quarter	1.17	0.65
Fourth Quarter	1.36	1.01
2004:
First Quarter	1.44	1.09
Second Quarter	1.27	1.03
Third Quarter	1.17	0.79
Fourth Quarter	1.11	0.85
2005:
First Quarter	1.14	0.97
Second Quarter	1.21	0.94
Third Quarter	1.24	1.07
Fourth Quarter	1.27	1.01
2006:
First Quarter	1.40	1.21
Second Quarter (through May 8)	1.41	1.28
Monthly prices:
November 2004	1.06	0.98
December 2004	1.11	1.02
January 2005	1.11	0.97
February 2005	1.08	1.01
March 2005	1.14	1.03
April 2005	1.04	0.94
May 2005	1.08	0.97
June 2005	1.21	1.07
July 2005	1.24	1.14
August 2005	1.24	1.15
September 2005	1.21	1.12
October 2005	1.18	1.01
November 2005	1.22	1.09
December 2005	1.27	1.18
January 2006	1.38	1.21

	Price per Share

	High	Low

February 2006	1.40	1.36
March 2006	1.37	1.28
April 2006	1.41	1.28
May 2006 (through May 8)	1.37	1.35

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

	Price per ADS

	High	Low

Annual prices:
2000	$48.60	$18.31
2001	25.69	8.39
2002	17.10	1.96
2003	6.94	2.25
2004	7.80	4.27
2005	6.79	5.38
Quarterly prices:
2003:
First Quarter	2.77	2.25
Second Quarter	4.15	2.43
Third Quarter	5.73	3.50
Fourth Quarter	6.94	5.12
2004:
First Quarter	7.80	6.00
Second Quarter	7.03	5.48
Third Quarter	6.40	4.27
Fourth Quarter	6.37	4.50
2005:
First Quarter	6.53	5.49
Second Quarter	6.78	5.40
Third Quarter	6.79	6.01
Fourth Quarter	6.65	5.35
2006:
First Quarter	7.48	6.24
Second Quarter (through May 8)	7.78	6.73
Monthly prices:
November 2004	5.91	5.34
December 2004	6.37	5.88
January 2005	6.19	5.49
February 2005	6.29	5.74
March 2005	6.53	5.76
April 2005	5.84	5.40
May 2005	6.01	5.40
June 2005	6.78	5.88
July 2005	6.76	6.01
August 2005	6.77	6.19

	Price per ADS

	High	Low

September 2005	6.79	6.03
October 2005	6.30	5.35
November 2005	6.43	5.73
December 2005	6.65	6.13
January 2006	7.43	6.24
February 2006	7.48	7.02
March 2006	7.26	6.59
April 2006	7.56	6.73
May 2006 (through May 8)	7.78	7.28

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

   Independent Directors

     The Company complies, and complied throughout 2005, with the UK Combined Code appended to the Listing Rules of the UK Financial Services Authority, save for the requirement that at least half the board (excluding the Chairman) should comprise independent non-executive directors. The board currently comprises six executive directors, six independent non-executive directors, one non-executive director and the Chairman. The board has considered the overall balance between executive and non-executive directors and believes that the number of executive directors is fully justified by the contribution made by each of them. To increase the size of the board further to meet this particular provision is not considered appropriate.

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

     Under the Listing Rules of the UK Financial Services Authority, shareholder approval is usually required for an acquisition or disposal by a listed company if, generally, the size of the company or business to be acquired or disposed of represents 25% or more of the assets, profits, turnover or gross capital of the listed company or if the consideration to be paid represents 25% or more of the aggregate market value of the listed company’s equity shares. Shareholder approval may also be required for an acquisition or disposal of assets between a listed company and parties, including: (a) directors or shadow directors of the company or its subsidiaries; (b) any person who is, or was in the last 12 months preceding the date of the transaction, a holder of 10% or more of the nominal value of any class of the company’s or any holding company’s or its subsidiary’s shares having the right to vote in all circumstances at general meetings; or (c) any of the associates or persons described in (a) or (b).

   Quorum

     We comply with the relevant quorum standards applicable to companies in the United Kingdom, as set forth in our Memorandum and Articles of Association summarized below.

   Independent Review by Regulatory Body

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

      The following resolution was passed at the AGM:

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

List of the London Stock Exchange for the five business days immediately preceding the day on which such share is contracted to be purchased; and

(d)	this authority shall expire at the conclusion of the AGM of the Company held in 2006 or, if earlier, July 25, 2006 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

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

MATERIAL CONTRACTS

   Service Agreements

     Executive directors (as referred in “Item 6. Directors, Senior Management and Employees”) have “rolling” service contracts that may be terminated by either party on one year’s notice. The service contracts also terminate when executive directors reach age 65. With the exception of the Chairman, these agreements provide for each of the directors to provide services to the Company on a full-time basis. The agreements contain restrictive covenants for periods of three or six months following termination of employment relating to non-competition, non-solicitation of the Company’s customers, non-dealing with customers and non-solicitation of the Company’s suppliers and employees. In addition, each employment agreement contains an express obligation of confidentiality in respect of the Company’s trade secrets and confidential information and provides for the Company to own any intellectual property rights created by the executives in the course of their employment.

     The service contract for each of Sir Robin Saxby, Mr. East, Mr. Muller, Mr. Brown, Mr. Score, Mr. Inglis, Mr. Segars and Mr. Templeton all of whom served as directors during the financial year, is as described above. Sir Robin Saxby’s contract is dated January 31, 1996, Mr. East’s contract is dated January 29, 2001, Mr. Muller’s contract is dated January 31, 1996, Mr. Brown’s contract is dated April 3, 1996, Mr. Score’s contract is dated March 1, 2002, Mr. Inglis’s contract is dated July 17, 2002, Mr. Segars’ contract is dated January 4, 2005 and Mr. Templeton’s contract is dated November 18, 2004.

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

     Subject to applicable limitations and the discussion above regarding concerns expressed by the US Treasury, dividends paid to non-corporate US Holders in taxable years beginning before January 1, 2011 will be taxable at a maximum rate of 15%. US Holders should consult their own tax advisers regarding the implications of this legislation in their particular circumstances. The amount of the dividend will be treated as foreign source dividend income and will not be eligible for the dividends received deduction generally allowed to US corporations under the Internal Revenue Code.

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

     Subject to the PFIC rules discussed below, a US Holder will generally recognize capital gain or loss for US federal income tax purposes on the sale or exchange of the shares or ADSs in the same manner as such holder would on the sale or exchange of any other shares held as capital assets. As a result, a US Holder will generally recognize capital gain or loss for US federal income tax purposes equal to the difference between the US dollar amount realized and such holder’s adjusted tax basis in the shares or ADSs. The gain or loss will generally be US source income or loss for foreign tax credit purposes. US Holders should consult their own tax advisers about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

PFIC Rules

     The Company believes that it was not a PFIC for US federal income tax purposes for 2005. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time, which may be largely based upon the market value of its shares which will vary over time and may be especially volatile in a technology-related enterprise such as that of the Company, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a US Holder held shares or ADSs, certain adverse consequences could apply to the US Holder.

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

     In addition, if the Company were to be treated as a PFIC in a taxable year in which it pays a dividend or the prior taxable year, the 15% dividend rate discussed above applicable to dividends paid to US Holders, such as non-corporate holders, would not apply. US Holders are urged to consult their own tax advisers concerning the potential application of the PFIC rules to their ownership and disposition of the shares and ADSs.

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

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN CURRENCY EXCHANGE RATE RISK

     The Company’s earnings and liquidity are affected by fluctuations in foreign currency exchange rates, principally in respect of the US dollar, reflecting the fact that most of the Company’s revenues and cash receipts are denominated in US dollars, while a significant proportion of its costs are settled in sterling.

     The Company reduces this US dollar/sterling exposure where possible by currency hedging. Due to the high value and timing of receipts on individual licenses and the requirement to settle certain expenses in US dollars, the Company reviews its foreign exchange exposure on a regular basis. It then hedges this exposure using forward contracts for the sale of US dollars, which are negotiated with major UK clearing banks. The average size of each forward contract was $4.6 million in 2003, $5.1 million in 2004 and $4.3 million in 2005. The Company also uses currency options as a further transaction instrument for limited proportions of its dollar exposure. The fair values of the financial instruments outstanding at December 31, 2003, 2004 and 2005 are disclosed in Note 15 to the Consolidated Financial Statements. The settlement period of the forward contracts outstanding at December 31, 2005 was between January 12, 2006 and March 29, 2006.

     During the preceding fiscal year, the Company was exposed to foreign currency exchange risk inherent in its sales commitments, anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than sterling. ARM transacts business in approximately eight foreign currencies worldwide, of which the most significant to the Company’s operations for 2005 were the US dollar, the euro and the Japanese yen. For most currencies, the Company is a net receiver of foreign currencies and therefore benefits from a weaker sterling and is adversely affected by a stronger sterling relative to those foreign currencies. The Company has performed a sensitivity analysis at December 31, 2005, 2004 and 2003, using a modeling technique that measures the changes in the fair values arising from a hypothetical 10% adverse movement in the levels of foreign currency exchange rates relative to sterling with all other variables held constant. The analysis covers all of the Company’s foreign currency contracts offset by the underlying exposures. The foreign currency exchange rates used were based on market rates in effect at December 31, 2005, 2004 and 2003. The sensitivity analysis indicated that a hypothetical 10% adverse movement in foreign currency exchange rates would result in a loss in the fair values of ARM’s foreign exchange derivative financial instruments, net of exposures, of £3.9 million at December 31, 2005 (2004: £8.6 million, 2003: £0.7 million).

INTEREST RATE RISK

      Not applicable.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      Not applicable.

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      Not applicable.

ITEM 15.   CONTROLS AND PROCEDURES

     As of December 31, 2005, the Company, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures. The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.

     There has been no change in the Company’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.   RESERVED

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

     At its meeting in January 2003, the Board determined that Peter Cawdron, an independent director and member of the Company’s Audit Committee, is an audit committee financial expert for the purposes of the Sarbanes-Oxley Act of 2002. Philip Rowley, who was appointed as an independent non-executive director in January 2005, is also qualified to undertake this role.

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

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

	2004	2005

	£’000

Audit Fees	314	453
Audit-Related Fees(1)	95	97
Tax Fees(2)	76	1,152
All Other Fees(3)	20	72

(1)	Audit-related services consist primarily of work completed on quarterly earnings and technical assistance on understanding and implementing new accounting and financial reporting guidance, as further described in our audit and non-audit services pre-approval policy filed in our annual report on Form 20-F for the year ended December 31, 2003.
(2)	Tax services consist primarily of fees in respect of post-acquisition restructuring and tax compliance work, as further described in our audit and non-audit services pre-approval policy.
(3)	Other services consist primarily of royalty audits.

     Fees paid to the auditors in 2004 disclosed above exclude £1.5 million paid in respect of services received in connection with the acquisition of Artisan Components, Inc., in relation to due diligence services, taxation services, in conjunction with their role as reporting accountants for UK regulatory purposes in connection with the acquisition of Artisan and services in conjunction with filings with the SEC.

     The audit of ARM Holdings plc (included in Audit Fees) and the royalty audits (categorized as All Other Fees) were specifically pre-approved by the audit committee. The remaining services (including the annual audit services performed for each subsidiary of the Company) received general pre-approval from the audit committee.

      Fees to other major firms of accountants for non-audit services amounted to £658,000 (2004: £509,000).

     Included above are fees paid to the Company’s auditors in respect of non-audit services in the UK of £818,000 (2004: £46,000).

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

      Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total number of Shares Purchased(1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Number of Shares that may yet be purchased under the Programs

January 1, 2005 to January 31, 2005	—	—	—	—
February 1, 2005 to February 28, 2005	—	—	—	—
March 1, 2005 to March 31, 2005	—	—	—	—
April 1, 2005 to April 30, 2005	—	—	—	—
May 1, 2005 to May 31, 2005	—	—	—	—
June 1, 2005 to June 30, 2005	—	—	—	—
July 1, 2005 to July 31, 2005	1,000,000	£1.18	1,000,000	135,800,000
August 1, 2005 to August 31, 2005	2,150,000	1.19	2,150,000	133,650,000
September 1, 2005 to September 30, 2005	1,450,000	1.16	1,450,000	132,200,000
October 1, 2005 to October 31, 2005	3,350,000	1.07	3,350,000	128,850,000
November 1, 2005 to November 30, 2005	4,050,000	1.18	4,050,000	124,800,000
December 1, 2005 to December 31, 2005	1,868,000	1.23	1,868,000	122,932,000

(1)	On July 19, 2005, the Company announced a rolling share repurchase program of up to 136,800,000 shares. Of these 136,800,000 shares, 13,868,000 were repurchased in 2005. All of the shares included in the above table were repurchased pursuant to this publicly announced program.

ITEM 17.   FINANCIAL STATEMENTS

      The Company has responded to Item 18 in lieu of this item.

PART III

ITEM 18.   FINANCIAL STATEMENTS

     The following financial statements, together with the report of PricewaterhouseCoopers LLP thereon, are filed as part of this Form 20-F.

ITEM 19.	EXHIBITS
*1.1	Memorandum and Articles of Association of ARM Holdings plc.
**4.1	Executive Service Agreement between Advanced Risc Machines Limited and Robin Keith Saxby, dated January 31, 1996.
**4.2	Executive Service Agreement between Advanced Risc Machines Limited and Jonathan Brooks, dated February 2, 1996.
**4.3	Executive Service Agreement between ARM Limited and Warren East, dated January 29, 2001.
**4.4	Executive Service Agreement between Advanced Risc Machines Limited and James Stuart Urquhart, dated February 2, 1996.
**4.5	Executive Service Agreement between ARM Limited and Peter J. Magowan, dated January 29, 2001.
**4.6	Executive Service Agreement between Advanced Risc Machines Limited and William Tudor Brown, dated April 3, 1996.
**4.7	Executive Service Agreement between Advanced Risc Machines Limited and Michael Peter Muller, dated January 31, 1996.
***4.8	Executive Service Agreement between ARM Limited and Tim Score, dated March 1, 2002.
***4.9	Executive Service Agreement between ARM Limited and Mike Inglis, dated July 17, 2002.
4.10	Executive Service Agreement between ARM Limited and Simon Segars, dated January 4, 2005.
****4.11	ARM Holdings plc Employee Equity Plan.
****4.12	ARM Holdings plc Deferred Annual Bonus Plan .
****4.13	ARM Holdings plc U.S. Employee Stock Purchase Plan.
8.1	List of significant subsidiaries.
12.1	CEO certification required by Rule 13a-14(a).
12.2	CFO certification required by Rule 13a-14(a).
13.1	Certification required by Rule 13a-14(b).
15.1	Consent of the Independent Registered Public Accounting Firm.

*	Previously filed with the Securities and Exchange Commission as part of the annual report on Form 20-F as filed on June 21, 2004 and incorporated herein by reference.

**	Previously filed with the Securities and Exchange Commission as part of the annual report on Form 20-F as filed on June 15, 2001 and incorporated herein by reference.

***	Previously filed with the Securities and Exchange Commission as part of the annual report on Form 20-F as filed on June 23, 2003 and incorporated herein by reference.

****	Previously filed with the Securities and Exchange Commission as part of the registration statement on Form S-8 as filed on May 8, 2006 and incorporated herein by reference.

SIGNATURE

     The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARM Holdings plc

By:	/s/ Tim Score

Tim Score
Chief Financial Officer

Dated: May 23, 2006

ARM Holdings plc

Report of the Independent Registered Public Accounting Firm

To the board of directors and shareholders of ARM Holdings plc

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders’ equity and cash flow present fairly, in all material respects, the financial position of ARM Holdings plc and its subsidiaries at December 31, 2005 and 2004 and the results of their operations and their cash flows for the years ended December 31, 2005, 2004 and 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion expressed above.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP Chartered Accountants London, England March 6, 2006

ARM Holdings plc

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(Year ended December 31)

	2003	2004	2005	2005(1)

	(in thousands, except share data)
Revenues:
Product revenues	£112,958	£138,732	£217,711	$373,766
Service revenues	15,112	14,165	14,728	25,285

Total revenues	128,070	152,897	232,439	399,051

Cost of revenues:
Product costs	6,171	6,735	19,265	33,074
Service costs	4,851	5,064	6,093	10,460

Total cost of revenues	11,022	11,799	25,358	43,534

Gross profit	117,048	141,098	207,081	355,517

Operating expenses:
Research and development	48,131	50,133	60,051	103,096
Sales and marketing	22,960	23,935	34,102	58,546
General and administrative	28,101	30,371	37,558	64,480
Amortization of deferred stock-based compensation	551	960	9,727	16,699
In-process research and development	—	3,612	335	575
Amortization of intangibles purchased through business
combination	42	576	17,391	29,857

Total operating expenses	99,785	109,587	159,164	273,253

Income from operations	17,263	31,511	47,917	82,264
Interest, net	4,801	6,944	5,317	9,128
Minority interest	(105)	—	—	—

Income before income tax	21,959	38,455	53,234	91,392
Provision for income taxes	8,943	10,478	11,354	19,492

Net income	13,016	27,977	41,880	71,900

Net income	13,016	27,977	41,880	71,900
Other comprehensive income:
Foreign currency adjustments	(1,425)	(421)	58,561	100,537
Unrealized holding gain/(loss) on available-for-sale
securities, net of tax benefit of £981,000 (2004: tax
charge of £1,631,000; 2003: tax charge of £446,000)	1,979	4,196	(2,316)	(3,976)

Total comprehensive income	13,570	31,752	98,125	168,461

Basic earnings per common share	1.3p	2.7p	3.1p
Diluted earnings per common share	1.3p	2.7p	2.9p

(1)	US dollar amounts have been translated from sterling at the December 31, 2005 closing rate of £1.00 = $1.7168 and are unaudited (see Note 1).

All activities relate to continuing operations.

The accompanying notes are an integral part of the financial statements.

ARM Holdings plc

CONSOLIDATED BALANCE SHEETS
(as of December 31)

	2004	2005	2005(1)

	(in thousands, except share data)
Assets
Current assets:
Cash and cash equivalents	£110,561	£128,077	$219,883
Short-term investments	5,307	23,990	41,186
Marketable securities	21,511	8,835	15,168
Accounts receivable, net of allowances for doubtful debts of
£2,173,000 (2004: £1,451,000) (see Note 10)	34,347	55,518	95,313
Inventory: finished goods	897	1,490	2,558
Prepaid expenses and other assets	16,001	12,567	21,575

Total current assets	188,624	230,477	395,683
Long-term marketable securities	5,438	—	—
Deferred income taxes	2,529	4,422	7,591
Prepaid expenses and other assets	—	1,674	2,874
Property and equipment, net	14,117	12,803	21,980
Goodwill	340,416	385,572	661,950
Other intangible assets	74,578	72,345	124,202
Investments	12,235	8,800	15,108

Total assets	637,937	716,093	1,229,388

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	4,110	2,221	3,813
Income taxes payable	6,345	10,826	18,586
Personnel taxes	1,123	1,329	2,282
Accrued liabilities (see Note 11)	38,600	25,024	42,961
Deferred revenue	21,355	20,354	34,944

Total current liabilities	71,533	59,754	102,586
Accrued liabilities	1,732	—	—
Deferred income taxes	12,345	7,289	12,513

Total liabilities	85,610	67,043	115,099
Commitments and contingent liabilities (see Note 13)
Shareholders’ equity
Ordinary shares: £0.0005 par value; 2,200,000,000 authorized (2004:
2,200,000,000); 1,386,102,680 issued (2004: 1,350,786,975)	675	693	1,190
Additional paid-in capital	414,133	425,252	730,073
Deferred compensation	(12,083)	(4,404)	(7,561)
Treasury stock, at cost: 17,751,107 ordinary shares (2004: 5,713,034) .	(7,485)	(16,315)	28,010
Retained earnings	153,421	183,913	315,742
Accumulated other comprehensive income:
Unrealized holding gain on available-for-sale securities, net of tax of
£1,096,000 (2004: £2,077,000)	6,175	3,859	6,625
Cumulative translation adjustment	(2,509)	56,052	96,230

Total shareholders’ equity	552,327	649,050	1,114,289

Total liabilities and shareholders’ equity	637,937	716,093	1,229,388

(1)	US dollar amounts have been translated from sterling at the December 31, 2005 closing rate of £1.00 = $1.7168 and are unaudited (see Note 1).

The accompanying notes are an integral part of the financial statements.

ARM Holdings plc

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Year ended December 31)

	2003	2004	2005	2005(1)

	(in thousands, except share data)
Cash flows from operating activities
Net income	£13,016	£27,977	£41,880	$71,900
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of tangible and intangible assets	16,292	13,124	28,060	48,173
Write-off of in-process research and development	—	3,612	335	575
Stock option compensation	551	960	9,727	16,699
Deferred income taxes	(1,248)	(1,281)	—	—
Provision for doubtful accounts	(1,078)	(321)	722	1,240
Provision for slow-moving inventories	—	—	22	38
Amounts receivable converted to trade investments	—	(112)		—
Amounts written off investments	1,560	—	337	579
Other	99	20	16	27
Changes in operating assets and liabilities
Accounts receivable	4,536	(1,358)	(21,247)	(36,477)
Inventory	584	34	(519)	(891)
Prepaid expenses and other current assets	2,806	(3,370)	1,446	2,482
Accounts payable	(2,468)	1,176	(1,931)	(3,315)
Income taxes payable	(278)	158	(3,093)	(5,310)
Deferred revenue	(3,397)	3,013	(2,043)	(3,507)
Accrued liabilities and other creditors	6,991	2,771	(5,569)	(9,561)
Personnel taxes	223	76	(963)	(1,653)

Net cash provided by operating activities	38,745	46,479	47,180	80,999

Cash flows from investing activities:
Purchase of equipment	(1,574)	(3,933)	(5,956)	(10,279)
Purchase of leasehold improvements	(1,737)	(1,397)	(108)	(132)
Sale of equipment	34	23	37	63
Purchase of patents and licenses	(655)	(65)	—	—
Purchase of investments	(1,152)	(50)	(274)	(470)
Sale of investments	—	—	96	165
(Purchase)/maturity of short-term investments	(29,064)	24,677	(569)	(977)
Purchase of subsidiaries and businesses, net of cash acquired	(3,390)	(77,899)	(20,304)	(34,858)

Net cash used in investing activities	(37,538)	(58,644)	(27,078)	(46,488)

Cash flows from financing activities:
Cash received on issue of shares on exercise of share options	255	1,311	13,083	22,461
Proceeds received on issuance of shares	263	2	838	1,439
Expenses of issuing share capital	—	(360)	—	—
Purchase of own shares	—	—	(16,211)	(27,831)
Payment of dividends	—	(8,975)	(10,436)	(17,917)

Net cash provided by/(used in) financing activities	518	(8,022)	(12,726)	(21,848)

Effect of foreign exchange on cash and cash equivalents	(1,307)	26	10,140	17,408
Net increase/(decrease) in cash and cash equivalents	418	(20,161)	17,516	30,071
Cash and cash equivalents at beginning of period	130,304	130,722	110,561	189,811

Cash and cash equivalents at end of period	130,722	110,561	128,077	219,882

Supplemental disclosure of cash flow information:
Cash paid for income taxes	9,925	11,601	14,447
Cash received on interest	4,930	7,233	5,444

(1)	US Dollar amounts have been translated from Sterling at the December 31, 2005 closing rate of £1.00 = $1.7168 and are unaudited (see Note 1).

The accompanying notes are an integral part of the financial statements.

ARM Holdings plc

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares

	Number	Amount	Additional paid-in- capital	Deferred Compensation	Treasury Stock	Retained earnings(1)	Unrealized holding gain	Cumulative translation adjustment	Total

	(in £ thousands, except share data)
Balances, December 31, 2002	1,021,758,000	511	69,566	(313)	(18,034)	121,403	–	(663)	172,470
Share issue on exercise of options	1,587,650	1	254						255
Net income						13,016			13,016
Unrealized holding gain on
available-for-sale securities							1,979		1,979
Tax effect of disqualifying
dispositions			966						966
Deferred compensation arising on
share schemes			2,737	(2,737)					—
Amortization of deferred
compensation				551					551
Currency translation adjustment								(1,425)	(1,425)
Issuance of shares			(10,202)		10,465				263

Balances, December 31, 2003	1,023,345,650	512	63,321	(2,499)	(7,569)	134,419	1,979	(2,088)	188,075
Shares issued on exercise of options	3,041,914	1	1,310						1,311
Shares issued on acquisition	324,399,411	162	272,238						272,400
Share issue costs			(3,094)						(3,094)
Issuance of options in relation to
acquisition of Artisan			78,950	(9,579)					69,371
Net income						27,977			27,977
Dividends						(8,975)			(8,975)
Unrealized holding gains on
available-for-sale securities							4,196		4,196
Tax effect of disqualifying
dispositions			515						515
Deferred compensation arising on
share schemes			965	(965)					—
Amortization of deferred
compensation				960					960
Currency translation adjustment								(421)	(421)
Issuance of shares			(72)		84				12

Balances, December 31, 2004	1,350,786,975	675	414,133	(12,083)	(7,485)	153,421	6,175	(2,509)	552,327
Shares issued on exercise of options	35,315,705	18	13,065						13,083
Net income						41,880			41,880
Dividends						(10,436)			(10,436)
Unrealized holding losses on
available-for-sale securities							(2,316)		(2,316)
Tax effect of disqualifying
dispositions			370						370
Deferred compensation arising on
share schemes			3,290	(3,290)					–
Tax benefits on exercise of options
issued as part consideration for a
business combination			1,227						1,227
Amortization of deferred
compensation				9,727					9,727
Reversal of unearned compensation			(1,242)	1,242					–
Issuance of shares from treasury			(5,591)		7,381	(952)			838
Purchase of own shares					(16,211)				(16,211)
Currency translation adjustment								(58,561)	58,561

Balances, December 31, 2005	1,386,102,680	693	425,252	(4,404)	(16,315)	183,913	3,859	56,052	649,050

(1)	The amount of shareholders’ equity available for distribution to shareholders is the amount of profits determined under UK GAAP in the statutory accounts of the parent company. At December 31, 2005 such distributable profits amounted to £15,382,000.

The accompanying notes are an integral part of the financial statements.

ARM Holdings plc

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. The Company and a summary of its significant accounting policies

     The business of the Company

     ARM Holdings plc and its subsidiary companies (“ARM” or “the Company”) design reduced instruction set computing (“RISC”) microprocessors, physical IP and related technology and software, and sell Development Systems, to enhance the performance, cost-effectiveness and power-efficiency of high-volume embedded applications. The Company licenses and sells its technology and products to leading international electronics companies, which in turn manufacture, market and sell microprocessors, application-specific integrated circuits (“ASICs”) and application-specific standard processors (“ASSPs”) based on the Company’s architecture to systems companies for incorporation into a wide variety of end products. By creating a network of Partners, and working with them to best utilize the Company’s technology, the Company is establishing its architecture as a RISC processor for use in many high-volume embedded microprocessor applications, including digital cellular phones, modems and automotive functions and for potential use in many growing markets, including smart cards and digital video. The Company also licenses and sells Development Systems direct to systems companies and provides consulting and support services to its licensees, systems companies and other systems designers. The Company’s principal geographic markets are Europe, the US and Asia Pacific.

     Incorporation and history

     ARM is a public limited company incorporated under the laws of England and Wales. The Company was formed on October 16, 1990, as a joint venture between Apple Computer (UK) Limited, and Acorn Computers Limited, and operated under the name Advanced RISC Machines Holdings Limited until March 10, 1998, when its name was changed to ARM Holdings plc. Its initial public offering was on April 17, 1998.

     Group undertakings include ARM Limited (incorporated in the UK), ARM, Inc. (incorporated in the US), ARM Physical IP, Inc. (formerly Artisan Components, Inc., incorporated in the US), Axys Design Automation, Inc. (incorporated in the US), Keil Software, Inc. (incorporated in the US, acquired during 2005), ARM KK (incorporated in Japan), ARM Korea Limited (incorporated in South Korea), ARM France SAS (incorporated in France), ARM Belgium N.V. (incorporated in Belgium), ARM Germany GmbH (incorporated in Germany, renamed during 2005), Keil Elektronik GmbH (incorporated in Germany, acquired during 2005), ARM Embedded Technologies Pvt. Limited (incorporated in India, renamed during 2005), ARM Physical IP Asia Pacific Pte. Limited (incorporated in Singapore, renamed during 2005), ARM Taiwan Limited (incorporated in Taiwan) and ARM Consulting (Shanghai) Co. Limited (incorporated in PR China). All entities are 100% owned.

     Basis of preparation

     The accompanying consolidated financial statements have been prepared under the historical cost convention and in accordance with accounting principles generally accepted in the United States (US GAAP).

     The Company maintains its accounting records and prepares its financial statements in UK sterling. Purely for the convenience of the reader, the December 31, 2005 consolidated financial statements have been translated from sterling at the December 31, 2005 closing rate of £1.00 = $1.7168. Such translations should not be construed as representations that the sterling amounts represent, or have been or could be so converted into US dollars at that rate or at any other rate.

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

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

     Investments

     Publicly traded investments are classed as available-for-sale in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, “Accounting for certain investments in debt and securities,” and are carried at fair value. Unrealized holding gains or losses on such securities are included, net of related taxes, in other comprehensive income. Other-than-temporary impairment losses and realized gains and losses of such securities are reported in earnings. Equity securities that are not publicly traded are recorded at cost less permanent diminution in value; at December 31, 2005 and 2004, the estimated fair value of these investments approximated their recorded basis, based on estimates determined by management.

     During 2002 and 2003, the Company made investments in Superscape Group plc, a company listed on the London Stock Exchange. The approximate holding at December 31, 2005 is 8%. In 2004, the Company made a less than 1% investment in Zeevo, Inc., and a less than 3% investment in Reciva Limited. In 2005, the Company made an investment by way of convertible loan notes in Luminary Micro, Inc.

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

     Goodwill

     Goodwill represents the excess of the fair value of the consideration paid on acquisition of a business over the fair value of the assets, including any intangible assets identified and liabilities acquired. Prior to 2002, purchased goodwill was capitalized and amortized on a straight-line basis over a prudent estimate of the time that the Company is expected to benefit from it. Upon adoption of SFAS 142, on January 1, 2002, the Company ceased amortizing goodwill. The value of goodwill carried forward at the end of 2001 has been frozen at £2,274,000. This goodwill, together with goodwill arising on acquisitions since 2002, will be tested for impairment at least annually. An annual impairment review in 2005 determined that there was no indication of impairment with respect to goodwill. The estimates of future cash flows involve considerable management judgment and are based on assumptions about expected future operating performance. The actual cash flows could differ from managements’ estimates due to changes in business conditions, operating performance and economic conditions.

     In accordance with SFAS 131 “Disclosures about segments of an enterprise and related information,” the Company has identified its operating segments based on the information used by the Chief Operating Decision Maker in monitoring the business. For the purposes of assessing the carrying value of goodwill for impairment, goodwill has been allocated to reporting units. Based on the nature and extent of discrete information available to management, the Company believes that, for ARM, each operating segment consists of a single reporting unit. Goodwill has been allocated to the two reporting units on the “with and without” basis in accordance with SFAS 142.

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

     Revenue recognition

     Revenue consists of license fees received under the terms of license agreements with customers to enable them to use the Company’s intellectual property (“IP”), which is customized to each customer’s manufacturing process. The

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Company receives royalties on sales by the Company’s customers of products containing ARM technology. It also supplies off-the-shelf software tools, bought-in boards and toolkits, training and consultancy services.

     The Company primarily earns revenues from licensing its IP to leading electronics companies which in turn manufacture, market and sell microprocessors, ASICs and ASSPs based on the Company’s architecture to systems companies for incorporation into a wide variety of end products. The Company’s IP consists of software and related documentation which enables a customer to design and manufacture microprocessors and related technology and software. Most licenses are designed to meet the specific requirements of each customer and are generally not time limited in their application. In general, the time between the signing of a license and final validation of the customer’s ARM – compliant product is between six and 15 months. Upgrades or modifications to the licensed IP are not provided. Following validation of the customer’s ARM – compliant product, the Company has no further obligations under the license agreement.

     In accordance with SOP 81-1, “Accounting for performance of construction-type and certain production type contracts,” when license agreements include deliverables that require “significant production, modification or customization,” contract accounting is applied. Revenues from license fees are recognized based on the percentage-of-completion method over the period from signing of the license to validation of the customer’s ARM – compliant product and the completion of all outstanding obligations. The amount of revenue recognized is based on the total license fees under the license agreement, or that portion of the total license fees which is determined to be fixed or determinable in arrangements involving extended payment terms and the percentage-of-completion achieved. Those amounts that are not deemed fixed or determinable at the outset of the arrangement are recognized as the payments become due. Where an arrangement is for multiple elements, each requiring significant production, modification or customization, the Company evaluates whether the bifurcation criteria of SOP 81-1 are met, and if so, the total arrangement fee is allocated accordingly. The percentage-of-completion is measured by monitoring progress using records of actual time incurred to date in the project, compared with the total estimated project requirement. Revenues are recognized only when collectability is probable. Estimates of total project requirements are based on prior experience of customization, delivery and validation of the same or similar technology and are reviewed and updated regularly by management. Under the percentage-of-completion method, provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of such losses is determined.

     Agreements that include rights to unspecified products (as opposed to unspecified upgrades and enhancements) are accounted for using subscription accounting, revenue from the arrangement being recognized over the term of the arrangement, or an estimate of the economic life of the products offered if no term is specified, beginning with the delivery of the first product.

     In accordance with SOP 97-2, “Software revenue recognition,” where agreements involve multiple elements that do not require “significant production, modification or customization,” the Company recognizes license revenue when a signed contract or other persuasive evidence of an arrangement exists, the product has been shipped or electronically delivered, the license fee is fixed or determinable and collection of the resulting receivable is probable. Where agreements include multiple elements, the revenue recognition criteria for each element are typically met within the same accounting period, i.e. on delivery of the elements. If an element is undelivered at a period end, the Company determines whether it has sufficient vendor specific objective evidence (“VSOE”) of fair value in order to make an allocation amongst the elements. With the exception of post-contract support (“PCS”) and certain recharacterization services undertaken by the Company’s Physical IP division, the Company does not currently believe it has sufficient VSOE to make such allocations. Accordingly, no revenue is recognized on arrangement where deliverables other than PCS and those recharacterization services that are deemed to provide VSOE of their fair value remain outstanding.

     License fees are considered fixed or determinable if they are not dependent on customers completing specific milestones and they are not subject to extended payment terms, i.e. the payment terms do not extend over a substantial period when compared to the payment terms in similar license arrangements and when compared with the licensed products’ life cycle. If all the fees in an arrangement are deemed to be fixed or determinable, the Company recognizes revenue when all other revenue recognition criteria have been met. The excess of revenue recognized in respect of such fees over fees invoiced is recorded as an accrued revenue asset. Where an arrangement includes fees that are not deemed fixed or determinable, revenue from the arrangement is recognized as the payments become due and the excess of fees invoiced over revenue recognized in respect of such fees is recorded as a deferred revenue liability.

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

     Certain products have been co-developed by the Company and a collaborative partner, with both parties retaining the right to sell licenses to the product. In those cases where the Company makes sales of these products and considers itself to be the principal under EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” the total value of the license is recorded as revenue and the amount payable to the collaborative partner is recorded as cost of sales. Where the collaborative partner makes sales of these products, the Company records as revenue the commission it is due when informed by the collaborative partner that a sale has been made and cash has been collected.

     Sales of boards and toolkits are recognized upon delivery. While some arrangements with distributors provide very limited rights of return, the Company’s history is that actual returns are negligible and accordingly no provisions are deemed necessary.

     Services, such as consulting and training are typically sold in stand-alone arrangements. Where they are sold in conjunction with other deliverables and they are not considered essential to the functionality of those other deliverables, they are accounted for separately based on VSOE, if VSOE has been established. Revenue for these services is recognized as the services are performed and collectability is probable. If VSOE for the services does not exist or the services are deemed to be essential to the functionality of the other deliverables in the arrangement, the entire arrangements fee is recognized as the services are performed. The excess of fees invoiced over revenue recognized in respect of such fees is recorded as a deferred revenue liability.

     Revenues from consulting projects, which are typically of a short duration, are recognized when the service has been provided and all obligations to the customer under the consulting agreement have been fulfilled. For longer term and more complex consulting projects, typically containing several project milestones, where significant modification to ARM core-based IP is required, revenues are recognized on a percentage-of-completion basis as milestones are achieved. This method approximates to percentage-of-completion based on labor inputs.

      Royalty revenues are earned on sales by the Company’s customers of products containing ARM technology. Revenues are recognized when the Company receives notification from the customer of product sales, or receives payment of any fixed royalties. Notification is typically received in the quarter following shipment of product by the customer.

     Where the Company enters into more than one agreement with the same customer in the same, short time frame, an assessment is made to establish whether the group of agreements is so closely related that they effectively form a single multiple-element arrangement. The factors considered in making this assessment include, but are not limited to:

  whether the different elements are closely interrelated or interdependent in terms of design, technology or function;

  whether the fee for one or more of the agreements is subject to a refund or forfeiture or other concession if one of the other contracts is not completed satisfactorily;

  whether one or more elements in one agreement are essential to the functionality of an element in another agreement;

  whether payment terms under one agreement coincide with performance criteria of another agreement; and

  whether the negotiations are conducted jointly with two or more parties to do what in essence is a single project.

     Where the Company enters into a license arrangement in exchange for a license to the customer’s technology, in the absence of evidence of fair value of the arrangement, the transaction is recorded at carry-over basis.

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

     Research and development

     All ongoing research and development expenditure is expensed in the period in which it is incurred. Costs include salaries of engineers and associated staff, relevant EDA tools costs and other directly related expenditure, such as contractors, as well as a proportion of central facilities costs. The facilities costs for each office are allocated according to the proportion of employees in engineering functions within their offices.

     Grants

     Grants in respect of specific research and development projects are receivable from the European Commission, a European organization which funds certain research and development activities on application to it for the purposes of furthering research and development activities within the European Union. The Company retains significant rights to IP developed under projects which are funded under these arrangements. Grants received are intended to cover 50% of expected project costs. Grant income is recognized over the period of the project in line with the costs incurred. Unconditional undertakings have been received from the European Commission to provide the funding, and there is no obligation to refund any amounts already received. Amounts receivable under these arrangements in the year ended December 31, 2005 were nil (2004: £338,000; 2003: £226,000) and were netted against related research and development costs.

     Pension costs

     The Company contributes to defined contribution plans substantially covering all employees in Europe and the US and to government pension schemes for employees in Japan, South Korea, Taiwan, PR China and Israel. The Company contributes to these plans based upon various fixed percentages of employee compensation and such contributions are expensed as incurred. The amount of contributions expensed by the Company for the years ended December 31, 2003, 2004 and 2005 were £1,848,000, £2,067,000, and £3,371,000, respectively.

     Loss contingencies

     The Company accrues an estimated loss contingency when it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated.

     Cash equivalents

     The Company considers all highly liquid investments with original maturity dates of three months or less to be cash equivalents.

     Short-term investments and marketable securities

     The Company considers all highly liquid investments with original maturity dates of greater than three months but less than one year to be short-term investments (when invested on deposit with major clearing banks) or short-term marketable securities (when custodied with major financial institutions). Any investments with a maturity date of greater than one year are classified as long-term marketable securities.

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

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

     The Company utilizes forward exchange contracts and currency options to manage the exchange risk on actual transactions related to accounts receivable, denominated in a currency other than the functional currency of the business. The Company’s forward exchange contracts do not subject the Company to risk from exchange rate movements because the gains and losses on such contracts offset losses and gains, respectively, on the transactions being hedged. Because the Company does not meet the criteria for hedge accounting, the forward and option contracts and the related accounts receivable are recorded at fair value at each period end. All recognized gains and losses resulting from the settlement of the contracts are recorded within general and administrative costs in the income statement. The fair value of derivative instruments are disclosed within either prepaid expenses and other assets or accrued liabilities on the balance sheet and within net cash provided by operating activities in the cash flow statement. The Company does not enter into foreign exchange contracts for the purpose of hedging anticipated transactions.

     Other transactions denominated in foreign currencies have been translated into sterling at actual rates of exchange ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies have been translated at rates ruling at the balance sheet date. Exchange differences have been included in general and administrative costs.

     From time to time, the Company enters into sales contracts denominated in a currency (typically US dollars) that is neither the functional currency of the Company nor the functional currency of the customer. In accordance with SFAS 133, “Accounting for derivative instruments and hedging activities,” where there are unpaid amounts on such contracts, the Company carries such derivatives at fair value. The resulting gain or loss is recognized in the income statement under general and administrative costs. For the year ended December 31, 2005 the gain on exchange is £2,101,000 (2004: loss £732,000; 2003: loss £1,141,000).

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

     Earnings per share

     Basic earnings per common share is computed based on the weighted average number of ordinary shares. Diluted earnings per common share is computed by including potential common shares where the effect of their inclusion would be dilutive. The diluted share base for the year ended December 31, 2005 excludes incremental shares of approximately 39,614,000 (2004: 38,143,000; 2003: 18,948,000) related to employee stock options. These shares are excluded due to their antidilutive effect as a result of the exercise price of these shares being higher than the market price. The ordinary equivalent shares for share options were determined using the treasury stock method.

     Accounting for stock-based compensation

     The Company has elected to use the intrinsic value-based method to account for all its employee stock-based compensation plans, under the recognition and measurement principles of APB Opinion No. 25, “Accounting for stock issued to employees,” and related interpretations. Stock-based employee compensation cost in respect of certain SAYE options (see below) of £417,000 (2004: £341,000; 2003: £310,000), in respect of the LTIP of £3,814,000 (2004: £619,000; 2003: £241,000) and in respect of stock options issued as part of a business combination of £5,496,000, (2004: £nil; 2003: £nil) is reflected in net income. Approximately £3.2 million of the charge for the LTIP in 2005 was due to an increase in the number of awards that were expected to vest, predominantly from the 2003 scheme, due to an improvement in the Company’s total shareholder return compared to the comparator groups in the year. No compensation cost is recorded in respect of the other stock option plans, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Apart from certain options issued to executive directors, there are no performance conditions attached to the exercise of options. For executive directors, discretionary share options of up to two times base salary may be issued each year that will vest after seven years. If, however, the Company achieves defined levels of EPS growth above the rate of inflation over a period of three years, then the options are exercisable after three years.

     The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, “Accounting for stock-based compensation,” to stock-based employee compensation.

	Year ended December 31,

	2003 £000		2004 £000	2005 £000

Net income:
As reported	13,016		27,977	41,880
Deduct: Total stock-based compensation expense determined under fair value-
based method for all awards, net of related tax effects	(15,794)		(12,546)	(20,120)
Add back: Total stock-based compensation expense determined under the intrinsic
value-based method	551		960	7,928

Pro forma net (loss)/income	(2,227)		16,391	29,688

Basic earnings/(loss) per common share (pence):
As reported	1.3p		2.7p	3.1p
Pro forma	(0.2p	)	1.6p	2.2p
Diluted earnings/(loss) per common share (pence):
As reported	1.3p		2.7p	2.9p
Pro forma	(0.2p	)	1.6p	2.1p

     The fair value of options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 2005, 2004 and 2003: risk-free interest rate of 4.0% (2004: between

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.0% and 4.5%; 2003: between 3.2% and 4.9%); expected life of between one and five years; between 40% and 50% (2004: between 44% and 96%; 2003: between 60% and 127%) volatility; and dividend yield of 0.7% (2004: between 0.5% and 0.7%; 2003: nil). The grant date fair value of options granted during 2005 ranged from £0.21 to £0.54 (2004: £0.30 to £0.88; 2003: £0.21 to £0.55) .

     The Company operates Save As You Earn (SAYE) schemes in the UK and an Employee Share Purchase Plan (ESPP) in the US. Options under these schemes are granted at a 15% discount to market price of the underlying shares on the date of grant. The UK SAYE schemes are approved by the Inland Revenue, which stipulates that the savings period must be at least 36 months. During 2002, the Emerging Issues Task Force (EITF) reached a consensus, contained within EITF 00-23, that savings plans which have a savings period in excess of 27 months should be treated as compensatory. In accordance with EITF 00-23, which applies to new offers after January 24, 2002, the Company has recognized a compensation charge in respect of the UK SAYE plans offered since that date. The compensation charge is calculated as the difference between the market price of the shares at the date of grant and the exercise price of the option and is recorded on a straight-line basis over the savings period. The compensation charge recorded in 2005 is £417,000 (2004: £341,000; 2003: £310,000). The deferred compensation at December 31, 2005 was £329,000 (2004: £599,000; 2003 £1,081,000).

     In addition, the EITF reached a consensus that an employer’s offer to enter into a new SAYE contract at a lower price than an existing contract causes variable accounting for all existing awards subject to the offer. Variable accounting commences for all existing awards when the offer is made, and for those awards that are retained by employees because the offer is declined, variable accounting continues until the awards are exercised, are forfeited, or expire unexercised. New awards are accounted for as variable to the extent that previous higher priced options are canceled. The compensation charge recorded in 2005 as a result of these provisions is £206,000 (2004: £115,000; 2003: £109,000). The number of options to which variable accounting applies is approximately 867,000 (2004: 908,000; 2003: 950,000).

     The Company has an LTIP on which it is also required to recognize a compensation charge calculated as the difference between the exercise price and the fair market value of the shares at the period end, over the vesting period of the share awards. During 2005, a charge of £3,814,000 (2004: £619,000; 2003: £241,000) was incurred and deferred compensation at December 31, 2005 was £1,233,000 (2004: £1,905,000; 2003: £1,418,000)

     As part of the consideration for Artisan, the Company granted approximately 90.4 million options over shares in ARM Holdings plc to employees of Artisan with substantially the same terms of those enjoyed when they were options over Artisan shares. As a result, a significant proportion of the options were already vested at acquisition. The intrinsic value of the unvested options was recorded as a reduction in shareholders’ funds and a reduction in goodwill. This amount is then charged to the profit and loss account over the vesting period of the options. During 2005, a charge of £5,496,000 was incurred and deferred compensation at December 31, 2005 was £2,842,000 (2004: £9,579,000).

     Treasury Stock

     Treasury stock represents the cost of shares in the Company held by the Company, the Employee Benefit Trust (“ESOP”) and the QUEST.

     During 2005, to supplement the payment of dividends to shareholders, the Company began a rolling share buyback program under the shareholder authority conferred at the 2005 Annual General Meeting. The quantum and frequency of share repurchases is not predetermined and will take into account prevailing market conditions, the short-to-medium-term cash needs of the business and the level of employee share-based remuneration going forward.

     In 2005, a total of 13,868,000 shares were repurchased in the market at a cost of £16,211,000. At December 31, 2005, there were 12,751,107 shares in the Company still held from these purchases with a market value of £15,429,000.

     The ESOP was set up on April 16, 1998 to facilitate the recruitment, retention and motivation of employees. Under the Company’s Long Term Incentive Plan, 7,760,881 shares could be awarded from shares already issued within the ESOP and treasury stock held by the Company. The market value of unearned shares at December 31, 2005 was £6,050,000.

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

     All costs relating to the schemes are recognized in the income statement as they accrue and the ESOP has waived the right to receive dividends of over and above 0.01 pence per share on all shares held. For the purpose of earnings per share calculations, the shares are treated as canceled until such time as they vest unconditionally.

     The Company also has a QUEST which was established to acquire new shares in the Company for the benefit of employees and directors of the Company. No shares were purchased in 2005, 2004 or 2003. During 2005, 713,034 shares (2004: 8,046) were allocated from the QUEST following the exercise of share options granted under the Company’s SAYE schemes. Under the terms of the trust deed, dividends have been waived on the shares held by the QUEST, and all costs relating to the scheme are dealt with in the income statement as they accrue. Following the allocations in 2005, the QUEST held no further shares in the Company and is in the process of being wound-up.

     Employer’s taxes on share options

     Employer’s National Insurance in the UK and equivalent taxes in other jurisdictions are payable on the exercise of certain share options issued to employees in certain tax jurisdictions. In accordance with EITF 00-16 no provision has been made for the employer’s taxes on these share options. These amounts are recognized in the consolidated income statement when payable.

     Recently issued accounting standards

     In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004) (SFAS No. 123R) “Share-based payment.” SFAS No. 123R will require the Company to expense share-based payments, including employee stock options, based on their fair value.

     SFAS No. 123R permits public companies to adopt its requirements using one of two methods. The first adoption method is a “modified prospective” method in which compensation cost is recognized beginning with the effective date (i) based on the requirements of SFAS No. 123R for all share-based payments granted after the effective date and (ii) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123R that remain unvested on the effective date. The second adoption method is a “modified retrospective” method, which includes the requirements of the modified prospective method described above, but also permits entities to restate, based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures, either (i) all prior periods presented or (ii) prior interim periods in the year of adoption.

     ARM is required to adopt SFAS No. 123R effective as of January 1, 2006, and plans to utilize the modified prospective method of adoption. As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees under APB No. 25 using the intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options except the LTIP and SAYE Schemes. Accordingly, the adoption of SFAS No. 123R’s fair value method will have a significant impact on the Company’s results of operations, although it will have no impact on the Company’s overall financial position. The impact of adoption of SFAS No. 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS No. 123R in prior years, the impact of that adoption would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net earnings and pro forma earnings per share. SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as currently presented. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption and, upon adoption in 2006, the Company will restate its prior consolidated statements of cash flows to reflect this classification.

     In December 2004, the FASB issued Statement No. 153 (FAS 153) “Exchanges of non-monetary assets,” an amendment of APB opinion No. 29 “Accounting for non-monetary transactions” (APB 29). FAS 153 is based on the principle that non-monetary asset exchanges should be recorded and measured at the fair value of the assets exchanged, with certain exceptions. This standard requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (i) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (ii) the transactions lack commercial substance (as defined). In addition, the FASB decided to retain the guidance in APB 29 for assessing whether the fair value of a non-monetary asset is determinable within reasonable limits. The new standard is the result of the convergence project between the FASB and the International Accounting

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Standards Board (IASB). We will adopt this standard for non-monetary asset exchanges beginning in 2006. The adoption of FAS 153 is not expected to have a significant impact on our consolidated financial statements.

     In March 2005, the FASB issued FIN 47 “Accounting for conditional asset retirement obligations” (FIN 47) which clarifies that the term “conditional asset retirement obligation” as used in FASB Statement No. 143 “Accounting for asset retirement obligations” (SFAS No. 143), refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 was effective as of December 31, 2005, and has had no impact on the consolidated results.

     In May 2005, the FASB issued FASB Statement No. 154 “Accounting changes and error corrections” a replacement of APB opinion No. 20 and FASB statement No. 3 (SFAS No. 154). Previously, APB No. 20 “Accounting changes” and SFAS No. 3 “Reporting accounting changes in interim financial statements” required the inclusion of the cumulative effect of changes in accounting principle in net income of the period of the change. SFAS No. 154 requires companies to recognize a change in accounting principle, including a change required by a new accounting pronouncement when the pronouncement does not include specific transition provisions, retrospectively to prior periods’ financial statements. ARM will assess the impact of a retrospective application of a change in accounting principle in accordance with SFAS No. 154 when such a change arises after the effective date of January 1, 2006.

     In November 2005, FASB finalized FSP FAS 115-1 “The meaning of other-than-temporary impairment and its application to certain investments.” The FSP provides guidance on the recognition of impairments deemed other-than-temporary. FSP 115-1 is effective for other-than-temporary impairment analysis conducted in periods beginning after December 15, 2005. We believe that our current policy on other-than-temporary impairments complies with FSP 115-1. Accordingly, the adoption of this standard will not have a material effect on the consolidated financial statements.

     Companies Act 1985

     These financial statements do not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985 of Great Britain (the Companies Act). The Company’s statutory accounts, which are its primary financial statements, are prepared in accordance with International Financing Reporting Standards (“IFRS”) for consolidated accounts and accounting principles generally accepted in the United Kingdom (“UK GAAP”) for ARM Holdings plc company-only accounts. They are prepared in compliance with the Companies Act and are presented in pounds sterling. Statutory accounts (upon which the auditors gave unqualified reports under Section 235 of the Companies Act and which did not contain statements under sub-sections 237(2) and (3) of the Companies Act) for the years ended December 31, 2003 and 2004 have been, and those for the year ended December 31, 2005 will be delivered to the Registrar of Companies for England and Wales. Dividends are required to be declared in sterling out of profits available for that purpose as determined in accordance with UK GAAP and the Companies Act.

2 Related party transactions

     During the year, the Company paid royalties of £33,000 (2004: £411,000; 2003: £nil) and made cross-license payments of £26,000 (2004: £14,000; 2003: £453,000) to Superscape Group plc, a company in which Mike Inglis is a non-executive director. £nil (2004: £nil) was owed to Superscape at December 31, 2005. Also during 2005, the Company received license fees of £321,000 (2004: £209,000; 2003: £157,000) and support and maintenance income of £37,000 (2004: £37,000; 2003: £nil) from CSR plc, a company in which John Scarisbrick is an executive director. £nil was owed by CSR at December 31, 2005 (2004: £nil).

3 Income taxes

     Income before income tax is analyzed as follows:

	Year ended December 31,

	2003 £000	2004 £000	2005 £000

United Kingdom	16,356	34,569	47,930

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Year ended December 31,

	2003 £000	2004 £000	2005 £000

Foreign	5,603	3,886	5,304

	21,959	38,455	53,234

The provision for income taxes consisted of:
	Year ended December 31,

	2003 £000	2004 £000	2005 £000

Current:
United Kingdom	8,434	10,619	15,519
Foreign	1,447	1,490	1,430

Total current	9,881	12,109	16,949

Deferred:
United Kingdom	(1,622)	(1,171)	(1,244)
Foreign	684	(460)	(4,354)

Total deferred	(938)	(1,631)	(5,595)

Total provision for income taxes	8,943	10,478	11,354

     Included in income tax payable is a current tax benefit of £370,000 (2004: £826,000; 2003: £656,000) and a deferred tax credit of £6,072,000 (2004: credit of £311,000; 2003: charge of £310,000) in relation to employee stock options. Such benefits are reflected as additional paid-in capital.

     Also included in the provision for income taxes is utilization of the deferred tax liability in relation to acquired intangibles of £6,921,000 (2004: £188,000; 2003: £nil).

     Total income tax expense differs from the amounts computed by applying the UK statutory income tax rate of 30% for 2005, 2004 and 2003 to income before income tax as a result of the following:

	Year ended December 31,

	2003 £000	2004 £000	2005 £000

UK statutory rate 30% (2004: 30%; 2003: 30%)	6,588	11,537	15,970
Permanent differences – other*	1,803	177	(2,527)
Amortization of intangibles	—	(188)	(1,730)
Differences in statutory rates of foreign countries	92	231	(45)
Other, net**	460	(1,279)	(314)

	8,943	10,478	11,354

*	Permanent differences comprise permanent adjustments and the UK research and development tax credit. For the first time in 2005 the Company received tax benefits arising from the structuring of the Artisan acquisition. These benefits have been included within permanent differences.
**	Other, net comprises prior year adjustments, timing differences and deferred tax adjustments. These benefits have been included within permanent differences.

Significant components of the deferred tax assets are as follows:

	Year ended December 31,

	2003 £000	2004 £000	2005 £000

Fixed asset temporary differences	2,844	5,669	5,214
Temporary difference on available-for-sale securities	(446)	(2,077)	(1,096)
Non-deductible accruals and reserves	429	1,592	1,662
Amounts relating to intangible assets arising on acquisition	—	(28,571)	(28,323)

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Year ended December 31,

	2003 £000	2004 £000	2005 £000

Losses carried forward	815	13,825	20,042

Total deferred tax assets/(liabilities)	3,642	(9,562)	(2,501)
Valuation allowance	(503)	(254)	(366)

Net deferred tax assets/(liabilities)	3,139	(9,816)	2,867

Disclosed on the balance sheet within:

	Year ended December 31,

	2003 £000	2004 £000	2005 £000

Assets	3,139	2,529	4,422
Liabilities	—	(12,345)	(7,289)

Net deferred tax assets/(liabilities)	3,139	(9,816)	(2,867)

     Included in the amounts relating to intangible assets on acquisition is £20,925,000 (2004: £22,150,000) relating to liabilities that are expected to accrue after more than one year.

     UK income taxes have not been provided at December 31, 2005 on unremitted earnings of approximately £14,958,000 (2004: £5,670,000; 2003: £6,891,000) of subsidiaries located outside the UK as such earnings are considered to be permanently invested. If these earnings were to be remitted without offsetting tax credits in the UK, withholding taxes would be approximately £2,379,000 (2004: £1,122,000; 2003: £347,000). The valuation allowance relates to net operating loss carryforwards of certain subsidiaries, where management believes it is more likely than not such amounts will not be realized. None of the loss carryforwards expires before 2018. The future use of the net operating losses carried forward in ARM, Inc. may be restricted in the event of a purchase by a third party, whereby the level of losses to be utilized on an annual basis would be limited to 4% of the market value of ARM, Inc. at the date of the transaction.

     As at December 31, 2005 the Company had federal net operating losses of £26,808,000 and a deferred tax asset thereon of £9,115,000. These losses begin to expire in 2023.

     The Company also had state net operating losses of £16,816,000 and a deferred tax asset of £808,000 which begin to expire in 2013.

     In addition to the net operating losses the Company also had unutilized federal R&D tax credits of £4,105,000 which will begin to expire in 2012 and unutilized state R&D tax credits of £4,388,000 which have no expiration date.

4 Earnings per share

	Year ended December 31, 2003

	Income £	Shares Number	Per share Amount

Net income	13,016,000
Basic EPS:
Income available to common stockholders	13,016,000	1,016,484,029	1.3p
Effect of dilutive securities:
Stock options		16,823,410
Diluted EPS:

Income available to common stockholders plus assumed conversion	13,016,000	1,033,307,439	1.3p

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Year ended December 31, 2004

	Income £	Shares Number	Per share Amount

Net income	27,977,000
Basic EPS:
Income available to common stockholders	27,977,000	1,026,889,882	2.7p
Effect of dilutive securities:
Stock options		22,878,223
Diluted EPS:

Income available to common stockholders plus assumed conversion	27,977,000	1,049,768,105	2.7p

	Year ended December 31, 2005

	Income £	Shares Number	Per share Amount

Net income	41,880,000
Basic EPS:
Income available to common stockholders	41,880,000	1,369,335,202	3.1p
Effect of dilutive securities:
Stock options		57,701,294

Diluted EPS:
Income available to common stockholders plus assumed conversion	41,880,000	1,427,036,496	2.9p

5 Business risks and credit concentration

     The Company operates in the intensely competitive semiconductor industry which has been characterized by price erosion, rapid technological change, short product life cycles, cyclical market patterns and heightened foreign and domestic competition. Significant technological changes in the industry could affect operating results.

     Financial instruments that potentially subject the Company to concentrations of credit risk comprise principally cash, cash equivalents, short- and long-term investments and marketable securities and accounts receivable. The Company generally does not require collateral on accounts receivable, as many of the Company’s customers are large, well-established companies. The Company has not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic area.

     The Company markets and sells to a relatively small number of customers with individually large value transactions. For further information see Note 13.

     At December 31, 2003, 2004 and 2005, no customers accounted for more than 10% of accounts receivable.

     As of December 31, 2004 and 2005, the Company’s cash, cash equivalents, short- and long-term investments and marketable securities were deposited with major clearing banks and building societies in the UK and US in the form of money market deposits and corporate bonds for varying periods of up to two years.

6 Acquisitions

Keil Elektronik GmbH and Keil Software, Inc.

     On October 27, 2005, the Company purchased the entire share capital of Keil Elektronik GmbH (“KEG”), a company incorporated in Germany for total consideration of $10.9 million (£6.1 million), comprising $10.4 million cash consideration and $0.5 million of related acquisition expenses. On the same day, the Company purchased the entire share capital of Keil Software, Inc. (“KSI” and, together with KEG, “Keil”), a US company, for total consideration of $5.2 million (£2.9 million), comprising $5.0 million cash consideration and $0.2 million of related acquisition expenses.

     The Company has identified the MCU market as a critical growth area for the Company’s future business and with this acquisition, the Company will be able to accelerate progress in that market by offering a more complete solution. As

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

the MCU applications shift from 8/16-bit to 32-bit solutions, the combination of the ARM® Cortex™-M3 processor, which was specifically designed for microcontroller applications, the RealView® high-performance compiler, and complementary MCU tools from Keil (comprising KEG and KSI) for ARM, will enable new generations of ARM MCU solutions.

     The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their estimated fair values on the acquisition date. A further $2.3 million for KEG and $1.0 million for KSI is potentially payable on the achievement of various post-acquisition financial milestones and will be accrued when payable. Keil is a leading independent provider of software development tools for the microcontoller (“MCU”) market.

     The operating results for Keil have been included in these financial statements for the period from October 27, 2005 to December 31, 2005. The acquisition was accounted for under SFAS 141.

     The following table sets out the provisional fair values of the assets acquired and liabilities assumed at the date of acquisition:

Fair Value to Company	KEG £000	KSI £000

Assets:
Cash and cash-equivalents	2,911	32
Accounts receivable, net	477	169
Inventories	60	36
Other debtors	71	5
Property and equipment, net	12	—

Total assets acquired	3,471	242

Liabilities:
Accounts payable and other creditors	(1,593)	(19)
Accrued liabilities and deferred revenue	(2,280)	(62)

Total Liabilities assumed	(3,873)	(81)

Net (liabilities assumed)/assets acquired	(402)	161

     The intangible assets recognized, apart from goodwill, represented contractual or other legal rights of Keil and those intangible assets of Keil that could be clearly identified. These intangibles were identified and valued through interviews and analysis of data provided by Keil concerning development projects, their stage of development, the time and resources needed to complete them, and if applicable, their expected income generating ability. There were no other contractual or other legal rights of Keil clearly identifiable by management, other than those identified below. The provisional allocation of the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed was as follows:

	Useful estimated life (years)	KEG £000	KSI £000

Fair value of net (liabilities)/assets acquired		(402)	161
Intangible assets acquired:
Customer relationships	2-3	4,290	482
Developed technology	1-5	2,744	—
Tradenames	5	—	1,175
Deferred tax liability		(2,673)	(663)
Goodwill		2,178	1,764

Purchase price		6,137	2,919

     KEG made a profit after tax for the year ended December 31, 2004 of £1.0 million and for the period from January 1, 2005 until acquisition a profit after tax of £1.0 million. KSI made a loss after tax for the year ended December 31, 2004 of £95,000 and for the period from January 1, 2005 until acquisition a loss after tax of £40,000. The results of the Company would not have been significantly different had the acquisition of KEG and KSI occurred on January 1, 2005.

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Axys Design Automation, Inc.

     On August 16, 2004, the Company purchased the entire share capital of Axys Design Automation, Inc., a US company, for a total consideration of $12.5 million (£6.9 million), comprising $11.6 million cash consideration and $0.9 million of related acquisition expenses. The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their estimated fair values on the acquisition date. A further $3 million was potentially payable on the achievement of various post-acquisition financial milestones. These were achieved during 2005 and were accrued and paid during the year. Axys is a provider of fast, accurate, integrated, processor and system modeling and simulation solutions and adds electronic system level expertise to ARM’s design tools portfolio.

     The acquisition was accounted for under SFAS 141. The operating results for Axys have been included in these financial statements for the period August 16, 2004 to December 31, 2004 in the 2004 comparatives and for the entire year in 2005.

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

     The intangible assets recognized, apart from goodwill, represented contractual or other legal rights of Axys and those intangible assets of Axys that could be clearly identified. These intangibles were identified and valued through interviews and analysis of data provided by Axys concerning development projects, their stage of development, the time and resources needed to complete them, and if applicable, their expected income generating ability. There were no other contractual or other legal rights of Axys clearly identifiable by management, other than those identified below. The allocation of the purchase price as at December 31, 2004, to the tangible and identifiable intangible assets acquired and liabilities assumed was as follows:

	Useful estimated life (years)	£000

Fair value of net assets acquired		465
Intangible assets acquired:
Developed technology	5	1,379
Customer relationships	5	425
Trademarks	5	96
In-process research and development		383
Deferred tax liability		(760)
Goodwill		4,914

Purchase price		6,902

     Axys’ profit after tax for the year ended December 31, 2003 was £0.02 million and for the period from January 1, 2004 until acquisition was a loss of £0.9 million.

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

     As noted above, a further $3 million consideration was paid during 2005 following achievement of various post-acquisition financial milestones. As a result, total consideration and resultant goodwill increased by £1,690,000 during the year, as reflected in Note 9.

Artisan Components, Inc.

     On December 23, 2004, the Company acquired the entire share capital of Artisan Components, Inc., a leading provider of physical IP components for the design and manufacture of complex system-on-chip (“SoC”) integrated circuits. The acquisition enables the combined company to deliver one of the industry’s broadest portfolios of SoC intellectual property to their extensive, combined customer base, with highly complementary sales channels combining ARM’s channel to more than 170 silicon manufacturers with Artisan’s channel to more than 2,000 companies. It better positions the combined company to benefit from growth opportunities across multiple industries as system design complexity increases, and strengthens the links between the key aspects of SoC development, enabling the combined company to deliver solutions that are further optimized for power and performance.

     The acquisition was accounted for under SFAS 141. The operating results for Artisan have been included in these financial statements for the period December 23, 2004 to December 31, 2004 in the 2004 comparatives and for the entire year in 2005.

     The total consideration paid was $926.9 million (£481.7 million), comprising cash of $235.4 million (£122.3 million), 324,399,411 ordinary shares in the Company with a fair value of $524.2 million (£272.4 million), approximately 90.4 million share options issued to existing Artisan employees with fair value of $151.9 million (£79.0 million) and related direct acquisition fees of $15.4 million (£8.0 million) including legal, valuation and accounting fees. The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their estimated fair values on the acquisition date. These provisional fair values were subsequently amended during 2005 as noted below.

     The shares issued on acquisition were valued in accordance with Emerging Issues Task Force Issue No. 99-12 (“EITF 99-12”), “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination.” In accordance with EITF 99-12, the Company established the first date on which the number of the Company shares and the amount of other consideration became fixed as of August 23, 2004. Accordingly, the Company valued the transaction using the average closing price of the Company’s ordinary shares two days before and after August 23, 2004, or $1.616 per share. The assumed options to acquire ordinary shares were valued using the Black-Scholes valuation model with volatility of between 80% and 94%, an average risk free interest rate of 4.5%, an estimated life of between zero and six years, and dividend yield of 0.7% .

     The following table sets out the fair values of the assets acquired and liabilities assumed at the date of acquisition as reported in the 2004 annual report:

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

     The intangible assets recognized, apart from goodwill, represented contractual or other legal rights of Artisan and those intangible assets of Artisan that could be clearly identified. These intangibles were identified and valued through

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

interviews and analysis of data provided by Artisan concerning development projects, their stage of development, the time and resources needed to complete them, and if applicable, their expected income generating ability. There were no other contractual or other legal rights of Artisan clearly identifiable by management, other than those identified below. The provisional allocation of the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed was as follows:

	Useful estimated life (years)	£000

Fair value of net assets acquired		95,361
Intangible assets acquired:
Developed technology	4-5	18,177
Patents/core technology	5-7	11,719
Existing agreements and customer relationships	3-8	36,354
Trademarks/trade names	4-5	2,500
Order backlog	0-1	1,354
In-process research and development		3,229
Deferred stock-based compensation		9,579
Deferred tax liability		(28,042)
Goodwill		331,432

Purchase price		481,663

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

     Trademarks and trade names. The fair value assigned to trademarks and trade names, including the company name Artisan, was estimated using the income approach, which discounts the present value of attributable cash flows at a discount rate of 16%.

     In-process research and development. Development projects that had reached technological feasibility were classified as developed technology and the value assigned to developed technology was capitalized. Expensed in-process research and development of £3.2 million reflected certain research projects that had not yet reached technological feasibility and commercial viability or had no alternative future use at the time of the acquisition. The fair value assigned to in-process research and development was estimated using the income approach, which discounts to present value the cash flows attributable to the technology once it has reached technological feasibility using a discount rate of 19%. In-process research and development has been written-off immediately to the income statement.

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

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

establishment of the purchase price, resulting in the recognition of a significant amount of goodwill. In accordance with SFAS 142, the Company is not amortizing goodwill relating to the acquisition. It is being carried at cost and the Company will test it for impairment annually and whenever events indicate that an impairment may have occurred.

     The pro forma results of the Company for the current year, had the acquisition occurred on January 1, 2004, and for the prior year, had the acquisition occurred on January 1, 2003, would have been:

	2003 Unaudited £000	2004 Unaudited £000

Revenues	173,277	197,852
Income from operations	3,730	15,973
Net income	1,650	16,365
Diluted earnings per ordinary share	0.1p	1.2p

     Net income has been reduced in these pro forma results in relation to reduced interest income as a result of the cash portion of the acquisition consideration, amortization of intangibles acquired and amortization of deferred compensation.

     During 2005, the provisional fair values were adjusted resulting in an increase in the net assets acquired of $2.9 million (£1.5 million) with a corresponding decrease to goodwill. The principal adjustments were an increase to the deferred tax asset (representing deductions arising on exercise of options issued in a business combination, in accordance with EITF00-23) of £4.8 million, an increase in intangible assets acquired (including in-process research and development but net of deferred tax) of £0.8 million, a reduction in deferred tax assets relating to carried forward losses of £1.4 million, and additional provisions for unaccrued costs of £2.7 million. See Note 9 for subsequent revisions to acquired intangible assets on finalization of the purchase price allocation.

7 Investments and marketable securities

	Listed investments £000	Unlisted investments £000	Total investments £000

Cost
At January 1, 2005	3,340	3,733	7,073
Additions	—	274	274
Disposal	—	(112)	(112)

At December 31, 2005	3,340	3,895	7,235

Aggregate movements in fair value
At January 1, 2005	6,922	(1,760)	5,162
Unrealized holding losses	(3,267)	—	(3,267)
Impairment charge	—	(337)	(337)
Disposal	—	7	7

At December 31, 2005	3,655	(2,090)	1,565

Carrying value At December 31, 2005	6,995	1,805	8,800

At December 31, 2004	10,262	1,973	12,235

     Listed investments comprise investments of £2,252,000 and £688,000 in Superscape Group plc and CSR plc respectively, with aggregate fair values at December 31, 2005 of £6,995,000 (2004: £10,262,000; 2003: £4,139,000).

     In 2004, the Company invested £112,000 in Zeevo Inc. and £50,000 in Reciva Limited, both unlisted companies. In 2005, the Company invested £274,000 in Luminary Micro Inc., an unlisted company.

     Impairments during 2005 against unlisted investments held at the year end amounted to £337,000 (2004: £nil; 2003: £622,000) and against listed investments held at the year end amounted to £nil (2004: £nil; 2003: £938,000).

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

     At December 31, 2005, the Company had £8,835,000 (2004: £21,511,000; 2003: £nil) and £nil (2004: £5,438,000; 2003: £nil) of short- and long-term marketable securities respectively. These represent both the fair market value and amortized cost of these securities.

8 Property and equipment

	December 31,

	2004 £000	2005 £000

Owned buildings	190	190
Leasehold improvements	21,405	20,058
Computers	12,291	17,944
Software	35,787	36,530
Fixtures, fittings and motor vehicles	3,215	4,176

	72,888	78,898
Less: accumulated depreciation	(58,771)	(66,095)

Property and equipment, net	14,117	12,803

     Depreciation charged to income for the years ended December 31, 2003, 2004 and 2005 was £12,908,000, £9,927,000 and £7,750,000 respectively. The net book value of software at December 31, 2005 was £3,813,000 (2004: £5,021,000) with depreciation charged in 2005 on software of £1,851,000 (2004: £4,395,000; 2003: £6,429,000).

9 Intangible assets

	Goodwill	Patents	Licenses	Developed technology	Existing agreements and customer relationships	Core technology	Trademarks	Order backlog	Total
	£000	£000	£000	£000	£000	£000	£000	£000	£000

Cost
At January 1, 2005	343,736	8,196	4,864	19,644	36,889	11,719	2,590	1,354	428,992
Additions (KEG)	2,178	—	—	2,744	4,290	—	—	—	9,212
Additions (KSI)	1,764	—	—	—	482	—	1,175	—	3,421
Additions (Axys)	1,690	—	—	—	—	—	—	—	1,690
Other additions	—	—	1,042	—	—	—	—	—	1,042
Revisions (Artisan)	(1,542)	—	—	(1,004)	1,004	335	111	335	(761)
Exchange differences	41,066	—	—	2,260	4,411	1,401	349	175	49,662

At December 31, 2004	388,892	8,196	5,906	23,644	47,076	13,455	4,225	1,864	493,258

Aggregate amortization
At January 1, 2004	3,320	5,877	4,188	244	267	51	21	30	13,998
Charge for the year	—	2,137	782	4,949	7,414	2,545	748	1,735	20,310
Exchange differences	—	—	—	308	430	153	43	99	1,033

At December 31, 2004	3,320	8,014	4,970	5,501	8,111	2,749	812	1,864	35,341

Net book value At December 31, 2005	385,572	182	936	18,143	38,965	10,706	3,413	—	457,917

At December 31, 2004	340,416	2,319	676	19,400	36,622	11,668	2,569	1,324	414,994

     Amortization charged to income for the years ended December 31, 2003, 2004 and 2005 was £3,384,000, £3,197,000 and £20,310,000 respectively.

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

     The split of goodwill by segment is shown in Note 14. Additions in the year relating to KEG, KSI and Axys have all been allocated to the Processor division. The foreign exchange difference arises as goodwill on Artisan, Axys and KSI is denominated in US dollars and thus is subject to revaluation at the period-end rates. Changes in the carrying amount for the year are as follows:

	Processor division £000	Physical IP division £000	Total £000

Balance at January 1, 2005	108,414	232,002	340,416
Additions (KEG)	2,178	—	2,178
Additions (KSI)	1,764	—	1,764
Additions (Axys)	1,690	—	1,690
Additions (Artisan)	(956)	(2,231)	(3,187)
Exchange differences	13,285	29,426	42,711

Balance at December 31, 2005	126,375	259,197	385,572

     Licenses to use technology are being amortized over periods of three to five years. The amortization periods for licenses have been determined according to their estimated useful economic life.

     Patents are being amortized over four to five years, developed technology (the main IP of the company existent at acquisition and generating revenue) over five years and customer relationships (relationships with customers which were generating revenue at acquisition) over two years, being the periods over which the Company is expected to derive benefit from them.

The estimated amortization expense of intangible assets in each of the next five years is set forth below:

£000

2006	18,634
2007	18,519
2008	17,077
2009	10,216
2010	6,780

10 Accounts receivable

     Included within accounts receivable of December 31, 2005 are £20.5 million (2004: £5.9 million) of amounts recoverable on contracts.

11 Accrued liabilities

     Included within accrued liabilities at December 31, 2005 are £nil (2004: £14.3 million) of acquisition-related expenses, £0.7 million (2004: £4.4 million) for staff costs and £0.7 million (2004: £2.8 million) representing the fair value of embedded derivatives.

12 Shareholders’ equity

      Share options

     The board is authorized to issue options to acquire ordinary shares in the Company up to a maximum of 10% of the issued ordinary share capital in any five-year period. Options issued prior to the listing of the Company are excluded from this calculation.

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

     Under the UK Inland Revenue Executive Approved Share Option Plan (the “Executive Scheme”), the Company may grant options to employees meeting certain eligibility requirements. Options under the Executive Scheme are exercisable between three and ten years after their issue, after which time the options expire.

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

     There are two further schemes for our French and Belgian employees (the “French Scheme” and the “Belgian Scheme”). In the French Scheme, options are exercisable between four and seven years after their issue, whilst in the Belgian Scheme, options are exercisable from January 1, following the third anniversary after their issue, up to seven years from issue.

     Upon the acquisition of Artisan in 2004, the Company assumed the share schemes of Artisan existing at acquisition. The schemes remained substantially the same as prior to the acquisition, other than the options became options to purchase shares in ARM Holdings plc instead of Artisan Components, Inc. The number and value of options were amended in line with the conversion ratio as detailed in the merger agreement. The schemes assumed were the “1993 Plan,” the “1997 Plan,” the “2000 Plan,” the “2003 Plan,” the “Director Plan,” the “Executive Plan” and the “ND00 Plan.”

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

     In 1998, the Company set up two savings-related share option schemes for all employees and executive directors of the Company. The number of options granted is related to the value of savings made by the employee. The period of savings is three or five years except for employees of ARM, Inc. and ARM Physical IP, Inc. where the period is two years. The option price is currently set at 85% of the market share price prior to the grant, and the right to exercise normally only arises for a six-month period once the savings have been completed except for ARM, Inc. and ARM Physical IP, Inc. where the right to exercise normally only arises for a three-month period once the savings have been completed. The Company set up two further savings-related option schemes in each year up to and including 2005 for all employees and executive directors of the Company, which have the same characteristics as those schemes set up in 1998.

	Outstanding options

	Shares Number	Weighted average exercise price £

Balances, December 31, 2002	35,051,349	2.557
Granted in year	37,537,323	0.468
Lapsed in year	(4,434,268)	2.566
Exercised in year	(2,663,324)	0.194

Balances, December 31, 2003	65,491,080	1.455
Granted in year	16,934,076	1.226
Assumed on acquisition of Artisan	90,414,815	0.434
Lapsed in year	(5,770,196)	1.914
Exercised in year	(3,049,960)	0.431

Balances, December 31, 2004	164,019,815	0.870
Granted in year	27,127,630	1.051
Lapsed in year	(11,027,172)	1.110
Exercised in year	(37,096,283)	0.374

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Outstanding options

	Shares Number	Weighted average exercise price £

Balances December 31, 2005	143,023,990	1.014

      The weighted average grant-date fair value of options granted during 2005 was £0.47 (2004: £0.74; 2003: £0.28) .

     The weighted average exercise price of options exercisable at December 31, 2005 was £1.22 (2004: £1.00; 2003: £2.45) .

      The following options over ordinary shares were in existence at December 31:

	Options outstanding			Options exercisable

Exercise Price	Number Outstanding	Weighted average remaining life (years)	Weighted average exercise price (£)	Number outstanding	Weighted average exercise price (£)

2005
0.026 – 0.40	22,988,380	5.31	0.26	21,711,264	0.26
0.405 – 0.50	33,861,103	5.23	0.45	12,148,585	0.46
0.51 – 0.9475	26,183,870	6.49	0.68	7,966,134	0.66
1.005 – 1.224	31,257,471	4.80	1.09	6,372,494	1.22
1.25 – 7.738	28,733,166	3.77	2.50	16,232,612	3.37
Total	143,023,990	5.09	1.01	64,431,089	1.22

     Under the Company’s Long Term Incentive Plan, a further 7,760,881 (2004: 5,003,724; 2003: 2,572,646) shares could be awarded to the extent that performance criteria are satisfied over a three-year period. These shares will be awarded from shares already issued within the ESOP and the treasury shares.

13 Commitments and contingencies

     The Company leases its office facilities and certain equipment under non-cancelable operating lease agreements which expire at various dates through 2018.

      Future minimum lease commitments at December 31, 2005, are as follows:

Years ending December 31,	Operating leases £000

2006	6,356
2007	4,300
2008	3,610
2009	2,542
2010	2,246
Thereafter	11,378

Total minimum lease payments	30,432

     Rental expense under operating leases totalled £8,169,000, £12,627,000 and £15,809,000 for the years ended December 31, 2003, 2004 and 2005 respectively.

     In May 2002, Nazomi Communications, Inc. (“Nazomi”) filed suit against ARM alleging willful infringement of Nazomi’s US Patent No. 6,332,215. ARM answered Nazomi’s complaint in July 2002 denying infringement. ARM moved for summary judgment and a ruling that the technology does not infringe Nazomi’s patent. The United States District Court for the Northern District of California granted ARM’s motion, and Nazomi appealed the District Court’s ruling. On September 7, 2004, the Court of Appeals for the Federal Circuit heard the appeal and issued its decision on April 11, 2005. Because, in the opinion of the Court of Appeals for the Federal Circuit, the District Court did not construe the disputed claim term in sufficient detail for appellate review, the Court of Appeals for the Federal Circuit remanded the

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

dispute back to the District Court for further analysis. A supplementary “Markman” hearing to assist in a more detailed claim construction analysis was held on October 11, 2005 and we are presently awaiting the ruling of the District Court. Based on legal advice received to date, ARM has no cause to believe that the effect of the original ruling by the District Court will not be upheld.

Guarantees

     It is common industry practice for licensors of technology to offer to indemnify their licensees for loss suffered by the licensee in the event that the technology licensed is held to infringe the intellectual property of a third party. Consistent with such practice, the Company provides such indemnification to its licensees but subject, in all cases, to a limitation of liability. The obligation for the Company to indemnify its licensees is subject to certain provisos and is usually contingent upon a third party bringing an action against the licensee alleging that the technology licensed by the Company to the licensee infringes such third party’s intellectual property rights. The indemnification obligations typically survive any termination of the license and continue in perpetuity.

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

     The total provision for such guarantees was £nil on December 31, 2005, (2004: £0.5 million) and a table showing the movement of the provision during the year is as follows:

	At January 1, 2005 £000	Provided in the year on new claims £000	Released in the year £000	Utilized in the year through cash payments £000	At December 31, 2004 £000

Indemnification provision	520	—	(520)	—	—

     At December 31, 2005, ARM had provided in aggregate £0.8 million (2004: £1.3 million) in relation to legal matters, being the expected future costs to be incurred.

     At December 31, 2005, the Company had outstanding purchase commitments of £1,371,000 (2004: £1,179,000).

14 Geographic and segment information

     The directors are of the opinion that the Company had only one class of business during 2004 and before, but that following the acquisition of Artisan Components, Inc. in December 2004, the Company now has two reportable business segments, namely the Processor division and the Physical IP division. Although the Chief Operating Decision Maker and the rest of the board are provided with analyses of revenues by the different revenue streams (licensing, royalties, development systems and services), costs, operating results and balance sheet items are only analyzed into two divisions, namely Processors and Physical IP. As such these are currently the only two reportable segments. The Physical IP division consists of the business stream previously undertaken by Artisan and the revenues from the Physical IP division are derived from the sale of legacy Artisan products and services. The Processor division’s revenues comprise legacy ARM products and services, including those from development systems products, including those of Axys. During the year, the Company acquired Keil Elektronik GmbH and Keil Software, Inc. and both have been included within the Processor division.

     The following analysis is of revenues, operating costs, interest income, income before income tax, depreciation and amortization, capital expenditure, total assets and liabilities, net assets and goodwill of each segment and of the Company in total:

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Processors	2003 Total	Processors	Physical IP	2004 Total	Processors	Physical IP	2005 Total
	£000	£000	£000	£000	£000	£000	£ 000	£000

Revenues	128,070	128,070	152,702	195	152,897	182,280	50,159	232,439
Operating costs	110,807	110,807	117,316	4,070	121,386	126,219	58,303	184,522
Interest income	4,801	4,801	6,891	53	6,944	2,778	2,539	5,317
Income/(loss) before income tax	21,959	21,959	42,277	(3,822)	38,455	58,839	(5,605)	53,234
Depreciation and amortization	16,292	16,292	13,150	3,586	16,736	10,251	18,144	28,395
Capital expenditure	3,605	3,605	5,036	—	5,036	4,480	1,584	6,064
Total assets	222,997	222,997	232,811	405,126	637,937	273,889	442,204	716,093
Total liabilities	(34,922)	(34,922)	(47,743)	(37,867)	(85,610)	(44,356)	(22,687)	(67,043)
Net assets	188,075	188,075	185,068	367,259	552,327	229,533	419,517	649,050
Goodwill	4,352	4,352	108,414	232,002	340,416	126,375	259,197	385,572

     There are no inter-segment revenues. The results of each segment have been prepared using consistent accounting policies with those of the Company as a whole.

     The following analysis is of revenues by geographic segment and origin and long-lived assets, excluding deferred assets, by Group companies in each territory:

	Year ended December 31,

	2003 £000	2004 £000	2005 £000

Revenues (by market destination):
Europe	23,118	23,837	32,971
US	65,402	77,457	99,727
Japan	24,135	32,754	42,270
Asia Pacific excluding Japan	15,415	18,849	57,471

Total revenues	128,070	152,897	232,439

     The Company’s exports from the UK were £115,072,000, £138,078,000 and £172,592,000 for the years ended December 31, 2003, 2004 and 2005 respectively.

	Year ended December 31,

	2003 £000	2004 £000	2005 £000

Revenues (by origin):
Europe	118,885	141,974	170,505
US	4,893	6,384	59,183
Asia Pacific	4,292	4,539	2,751

Total revenues	128,070	152,897	232,439

	At December 31,

	2004 £000	2005 £000

Long-lived assets (excluding deferred tax assets):
Europe	22,730	17,550
US	3,495	3,268
Asia Pacific	127	785

Total long-lived assets	26,352	21,603

     In 2005, 2004 and 2003 no single customer accounted for more than 10% of total revenues.

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15 Fair values of financial instruments

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

     Cash and cash equivalents, short-term investments and accounts receivable

     The carrying amount approximates fair value because of the short maturity of those instruments.

     Long-term marketable securities

     The carrying amount approximates fair value because these instruments are marked-to-market.

     Foreign currency forward contracts

     The fair value of foreign currency forward contracts and embedded derivatives is estimated using the settlement rates prevailing at the period end.

     The estimated fair values of the Company’s financial instruments are as follows:

	Year ended December 31,

	2004		2005

	Carrying Amount £000	Fair Value £000	Carrying Amount £000	Fair Value £000

Cash and cash equivalents	110,561	110,561	128,077	128,077
Short-term investments	5,307	5,307	23,990	23,990
Marketable securities	26,949	26,949	8,835	8,835
Accounts receivable	34,347	34,347	55,518	55,518
Foreign currency contracts	1,674	1,674	(1,708)	(1,708)
Embedded derivatives	(2,823)	(2,823)	(722)	(722)

16 Valuation and qualifying accounts

	Balance at January 1 £000	Charged/ (credited) to income statement £000	Acquired with subsidiary undertaking £000	Foreign exchange £000	Balance at December 31 £000

2005 – allowance for doubtful debts	1,451	547	27	148	2,173
2004 – allowance for doubtful debts	1,115	(321)	657	—	1,451
2003 – allowance for doubtful debts	2,193	(1,078)	—	—	1,115

17 Post balance sheet events

     At the 2006 Annual General Meeting of the Company, a final dividend of 0.5 pence per share (total cost £6,918,000) was approved in respect of the 2005 financial year and was paid on May 5, 2006 to shareholders on the register at March 31, 2006.