Form 20-F
period 2006-12-31
ARM HOLDINGS PLC
filed 2007-04-11
CIK 1057997

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2006
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from __________ to __________
Commission file number: 0-29644
ARM Holdings plc
(Exact Name of Registrant as Specified in Its Charter)

 England
(Jurisdiction of Incorporation or Organization)

110 Fulbourn Road
Cambridge CB1 9NJ, England
(Address of Principal Executive Offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 3 Ordinary Shares of 0.05p each	The Nasdaq Stock Market LLC
Ordinary Shares of 0.05p each	The Nasdaq Stock Market LLC*

*	Not for trading, but only in connection with the registration of American Depositary Shares representing such Ordinary Shares pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

The number of outstanding shares in the capital of ARM Holdings plc as of December 31, 2006:
Ordinary Shares of 0.05p each	1,389,907,834

 Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒	No ☐
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

Page

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

In this report, the term “US GAAP” refers to generally accepted accounting principles (“GAAP”) in the US.

This annual report includes product names and other trade names, logos and trademarks, either registered or with respect to which applications are pending, of ARM and of other companies.  ARM, ARM Powered, Thumb, StrongARM, ARM7TDMI, ARM9TDMI, Jazelle, Multi-ICE, PrimeXsys, RealView, AMBA, TrustZone and PrimeCell are registered trademarks of ARM Limited.  ARM7, ARM7EJ, ARM7EJ-S, ARM7TDMI-S, ARM720T, ARM9, ARM9TDMI-S, ARM9E, ARM9E-S, ARM9EJ-S, ARM920T, ARM922T, ARM926EJ-S, ARM940T, ARM946E-S, ARM966E-S, ARM10, ARM10E, ARM1020E, ARM1022E, ARM1026EJ-S, ARM11, ARM1136J-S, ARM1136JF-S, SC100, SC110, SC200, SC210, ETM10, ETM10-RV, Integrator, MOVE, Securcore, EmbeddedICE, EmbeddedICE-RT, ARM1156T2F-S, ARM1156T2-S, ARM1176JZ-S, ARM1176JZF-S, Cortex, MPCore, OptimoDE, Process-Perfect, Advantage, Metro, Velocity, SAGE-X, SAGE-HS and SAGE-HD are trademarks of ARM Limited.  Artisan and Artisan Components are trademarks of ARM, Inc. All other brands or product names are the property of their respective holders.  “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company, ARM Limited; and the regional subsidiaries, ARM, Inc., Soisic, Inc., Axys Design Automation, Inc., Keil Software, Inc., ARM Germany GmbH, Keil Elektronik GmbH, ARM Norway AS, ARM KK, ARM Korea Limited, ARM Taiwan Limited, ARM France SAS, Soisic SA, ARM Consulting (Shanghai) Co. Limited., ARM Belgium N.V., ARM Embedded Technologies Pvt. Limited and ARM Physical IP Asia Pacific Pte Limited.

Various amounts and percentages set out in this annual report have been rounded and accordingly may not total.

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.     KEY INFORMATION

SELECTED FINANCIAL DATA

Our selected financial data at December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 have been derived from our consolidated financial statements prepared in accordance with generally accepted accounting principles in the United States and included in this annual report.  Our consolidated financial statements have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm.  Our summary financial data at and for the years ended December 31, 2002, 2003 and 2004 have been derived from our consolidated financial statements that are not included in this annual report.  The following selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and the notes thereto.

	Year ended December 31,
	2002	2003	2004	2005	2006
	(in thousands of pounds, except per share data, percentages, number of shares and employees)
Income Statement Data:
Revenues	£150,922	£128,070	£152,897	£232,439	£263,254
Cost of revenues(1)	(13,185)	(11,022)	(11,799)	(27,847)	(30,877)
Operating expenses(1)	(96,456)	(99,785)	(109,587)	(156,675)	(187,357)
Income from operations	41,281	17,263	31,511	47,917	45,020
Interest	4,373	4,801	6,944	5,317	6,758
Profit on disposal of available-for-sale security	—	—	—	—	5,270
Minority interest	(232)	(105)	—	—	—
Income before income tax and cumulative effect of change in accounting policy	45,422	21,959	38,455	53,234	57,048
Provision for income taxes	(13,785)	(8,943)	(10,478)	(11,354)	(9,438)
Net income before cumulative effect of change in account policy	31,637	13,016	27,977	41,880	47,610
Cumulative effect of change in accounting policy, net of tax	—	—	—	—	(2,447)
Net income	31,637	13,016	27,977	41,880	45,163
Diluted earnings (before cumulative effect of change in accounting policy) per common share	3.1p	1.3p	2.7p	2.9p	3.4p
Diluted earnings (after cumulative effect of change in accounting policy) per common share	3.1p	1.3p	2.7p	2.9p	3.2p
Dividends declared per common share (£)	nil	0.60p	0.70p	0.84p	1.00p
Dividends declared per common share ($)	nil	1.07c	1.31c	1.47c	1.91c
Weighted average number of common shares (000s)	1,012,295	1,016,484	1,026,890	1,369,335	1,366,816
Research and development as a percentage of revenues	31.3%	37.6%	33.0%	26.5%	28.7%
Balance Sheet Data:
Capital expenditure	15,616	3,605	5,036	6,064	8,559
Cash and cash equivalents, short-term investments and marketable securities	130,304	159,786	142,817	160,902	128,494

	Year ended December 31,
	2002	2003	2004	2005	2006
	(in thousands of pounds, except per share data, percentages, number of shares and employees)
Capital stock	511	512	675	693	695
Shareholders’ equity	172,470	188,075	552,327	649,050	574,647
Total assets	205,744	222,997	637,937	716,093	652,703
Net assets	172,470	188,075	552,327	649,050	574,647
Employees at year end (number)	721	740	1,171	1,324	1,659

(1)
In 2006, the Company adopted FAS 123R, recording a non-cash share based compensation charge of £1,098,000 within Cost of revenues and £17,194,000 within Operating expenses.  Deferred stock-based compensation of £960,000 and £9,727,000 was recorded in 2004 and 2005, respectively, in accordance with previously applicable standards.  Deferred stock-based compensation of £nil and £2,489,000 was recorded in Cost of revenues in 2004 and 2005, in accordance with previously applicable standards.  Included in Operating expenses in 2004 and 2005 is £960,000 and £7,238,000, respectively, of deferred stock-based compensation, again in accordance with previously applicable standards.

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

Year Ended December 31,	Period Average(1)	Period End
2002	1.4338	1.6100
2003	1.6359	1.7858
2004	1.8300	1.9160
2005	1.8207	1.7168
2006	1.8452	1.9572
2007 (through March 28)	1.9612	1.9611

(1)	The average of the noon buying rates on the last day of each full month during the relevant period.

Month	High	Low
October 2006	1.9084	1.8548
November 2006	1.9693	1.8883
December 2006	1.9794	1.9458
January 2007	1.9847	1.9305
February 2007	1.9699	1.9443
March 2007 (through March 28)	1.9694	1.9235

On March 28, 2007 the noon buying rate was $1.9611 to £1.00.

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

Our Quarterly Results May Fluctuate Significantly and Be Unpredictable – This Could Adversely Affect the Market Price of Our Shares

We have experienced, and may in the future experience, significant quarterly fluctuations in our results of operations.  Our quarterly results may fluctuate because of a variety of factors.  Such factors include:

•	the timing of entering into agreements with new licensees;

•	the mixture of license fees, royalties, revenues from the sale of development systems and fees from services;

•	the introduction of new technology by us, our licensees or our competition;

•	the timing of orders from and shipments to systems companies of ARM-based microprocessors from our semiconductor partners;

•	sudden technological or other changes in the microprocessor industry; and

•	new litigation or developments in current litigation.

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

We also rely on our major physical IP licensees to manufacture and market physical IP based on our libraries.  We anticipate that our revenue will continue to depend on these major customers for the foreseeable future, although the companies considered to be major customers and the percentage of revenue represented by each major customer may vary from period to period depending on the addition of new contracts, the timing of work performed by us and the number of designs utilizing our products.  None of our major physical IP licensees are contractually obliged to license future generations of physical IP components or additional physical IP components from us, and we cannot be certain that any customer will license physical IP components from us in the future.  Our revenue from these customers may be comprised of license fees and royalties.  In addition, we cannot be certain that any of the integrated circuit manufacturers will produce products incorporating our physical IP components or that, if production occurs, they will generate significant royalty revenue for us.  If one or more of our semiconductor partners or major physical IP licensees stops licensing our microprocessors or physical IP components, reduces its orders, fails to pay license or royalty fees due or does not produce products containing our microprocessors or physical IP components, our operating results could be materially and negatively affected.

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

Accurate prediction of the timing of inception of new licenses is difficult because the development of a business relationship with a potential licensee may frequently span a year or more.  The fiscal period in which a new license agreement will be entered into, if at all, is difficult to predict, as are the financial terms of any such agreement.  Engineering services are dependent upon the varying level of assistance desired by licensees and, therefore, the timing of revenue from these services is also difficult to predict.

The royalties we receive on ARM-based microprocessors are based on the volumes and prices of microprocessors manufactured and sold by our semiconductor partners and the royalties we receive on physical IP libraries are based on volumes and prices of wafers, manufactured and sold by our major physical IP licensees.  Our royalties are therefore influenced by many of the risks faced by the semiconductor market in general.  These risks include reductions in demand for microprocessors and physical IP libraries and reduced average selling prices.  The semiconductor market is intensely competitive.  It is also generally characterized by declining average selling prices over the life of a generation of microprocessors and physical IP libraries.  The effect of these price decreases is compounded by the fact that royalty rates decrease as a function of volume.  We cannot assure you that delays in licensing, poor demand for services, decreases in prices or in our royalty rates will not materially adversely affect our business, results of operations and financial condition.

Our Success Depends Substantially on Systems Companies

Our success depends substantially on the acceptance of our technology by systems companies, particularly those which develop and market high-volume electronic products in the wireless, consumer electronics and networking markets where demand may be highly cyclical.  The reason for this dependence is that sales of ARM-based microprocessors by our semiconductor partners to systems companies directly affect the amount of royalties we receive.  We are subject to many risks beyond our control that may influence the success or failure of a particular systems company.  These risks include:

•	competition faced by the systems company in its particular industry;

•	the engineering and marketing capabilities of the systems company;

•	market acceptance of the systems company’s products;

•	technical challenges unrelated to our technology faced by the systems company in developing its products; and

•	the financial and other resources of the systems company.

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

The Availability of Development Tools, Systems Software, EDA Software and Operating Systems Is Crucial to the Market Acceptance of Our Products

We believe that it is crucial for the market acceptance of our products that development tools, systems software, EDA software and operating systems compatible with our architecture be available.  We currently work with systems software, EDA software and tools and development partners to offer development tools, systems software, EDA software and operating systems for our architecture.  However, we cannot assure you that:

•	we will be able to attract additional tools and development, systems software and EDA software partners;

•	our existing partners will continue to offer development tools, systems software, EDA software and operating systems compatible with our architecture; or

•	the available development tools, systems software, EDA software and operating systems will be sufficient to support customers’ needs.

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

Taiwan Semiconductor Manufacturing Company (“TSMC”), one of the largest integrated circuit manufacturing customers of ARM, Inc. (“PIPD”, formerly ARM Physical IP, Inc.), has historically produced intellectual property components for use by third parties in designs to be manufactured at TSMC’s foundry. These components are designed to serve the same purpose as components produced by PIPD. The intellectual property components developed by TSMC have competed and are expected to continue to compete with PIPD’s products. We believe that TSMC is more aggressively developing and distributing these products to encourage its customers to use TSMC-developed IP rather than products containing ARM IP. TSMC has substantially greater financial, manufacturing and other resources, name recognition and market presence than the PIPD business and the internal design group at TSMC has greater access to technical information about TSMC’s manufacturing processes. Distribution partners selected by TSMC include Cadence Design Systems, Inc. (“Cadence”), Magma Design Automation, Inc., Synopsys, Inc. (“Synopsys”) and Virage Logic Corporation. Some of TSMC’s distribution partners, such as Cadence, may have greater resources, name recognition and distribution networks than we do. If TSMC is successful in its strategy, then we would lose TSMC license revenue and TSMC royalties, negatively affecting operating results.

Foundry partners may be reluctant to rely on a single vendor for a broad array of IP components and RISC microprocessors and could select another vendor to provide them with products formerly supplied by us.  Alternatively, PIPD Foundry partners could also name another vendor as their vendor of choice to their customers.

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

Our International Operations Expose Us to Risks

We currently have operations in various jurisdictions around the world and may in the future expand our operations either within these jurisdictions or to new jurisdictions.  Some risks associated with these international operations are exposure to exchange rate fluctuations, political and economic conditions and unexpected changes in regulatory environments.  Another risk we face is that, particularly with respect to intellectual property, we are exposed to different legal jurisdictions.  In addition, we could face potentially adverse tax consequences and difficulties in staffing and managing operations.  With respect to foreign exchange, a large proportion of our revenues are in US dollars while our costs reflect the geographic spread of our operations with in excess of 50% of our costs being in pounds sterling.  This mismatch will result in gains or losses with respect to movements in foreign exchange rates and may be material.  To mitigate this effect, we engage in currency hedging transactions.  A more detailed description of these hedging transactions is set forth in the section entitled “Item 5. Operating results—Foreign Currency Fluctuations.”  Although we have not to date experienced any material adverse effects with respect to our foreign operations arising from such factors, we cannot assure you that such problems will not arise in the future.  Finally, managing operations in multiple jurisdictions will place further strain on our ability to manage overall growth.

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

An Infringement Claim or a Significant Damage Award Would Adversely Impact Our Operating Results

Substantial litigation and threats of litigation regarding intellectual property rights exist in the industries in which we operate. From time to time, third parties, including our competitors, may assert patent, copyright and other intellectual property rights to technologies that are important to our business. We cannot be certain that we would ultimately prevail in any dispute or be able to license any valid and infringed patents from third parties on commercially reasonable terms. Any infringement claim brought against us, regardless of the duration, outcome or size of damage award, could:

•	result in substantial cost to us;

•	divert management’s attention and resources;

•	be time consuming to defend;

•	result in substantial damage awards;

•	cause product shipment delays; or

•	require us to seek to enter into royalty or other licensing agreements.

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

We May Not Realize the Anticipated Benefits (including Synergy benefits) of the Artisan (now PIPD) Acquisition

The acquisition of Artisan involved the integration of two companies that previously operated independently. There can be no assurance, however, regarding when or the extent to which the combined company will be able to realize the benefits anticipated to result from the acquisition, including increased revenues, cost savings or other benefits.

Our Business Will be Adversely Affected if We Cannot Manage the Significant Changes in the Number of Our Employees and the Size of Our Operations

Over the past few years, we have significantly increased the number of our employees and the size of our operations, particularly in the United States and India. These changes in headcount may place a significant strain on our management and other resources. We will face challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs in different jurisdictions.

If we are unable to manage growth in our headcount, expenses, technological integration and the scope of operations effectively, the cost and quality of our products may suffer and we may be unable to attract and retain key personnel and develop and market new products. Further, the inability to successfully manage the substantially larger and geographically more diverse organization could have a material adverse effect on the Company and, as a result, on the market prices of our ADSs and our ordinary shares.

We May Not Develop or Operate Systems Which Comply Fully With the Requirements of the Sarbanes-Oxley Act

Attestation under section 404 of the Sarbanes-Oxley Act as at December 31, 2006 has been successfully completed.  Full details appear in “Item 15. Controls and Procedures.”  There can be no guarantee, however, that in the future the detailed testing of internal controls required as part of the attestation process will not identify significant control deficiencies or material weaknesses that impact on the auditors’ opinion on internal controls over financial reporting and/or require disclosure, which could result in damage to our reputation, diversion of management’s attention and resources and a material adverse effect on the market prices of our ADSs and our ordinary shares.

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

In 1998, the Company re-registered as a public company under the name ARM Holdings plc when it completed its initial public offering of shares and listed its shares for trading on the London Stock Exchange and for quotation on the Nasdaq National Market.  In 2004, ARM Holdings plc acquired Artisan Components, Inc., a publicly held physical IP company based in Sunnyvale, California.

Our principal executive offices are at 110 Fulbourn Road, Cambridge, CB1 9NJ, UK, and our telephone number is +44 (0)1223 400400.  ARM, Inc., our US subsidiary which includes the acquired Artisan business, is located at 141 Caspian Court, Sunnyvale, California, 94089-1013, USA and its telephone number is +1 408 734 5600.

Capital Expenditures

For a discussion of the Company’s capital expenditures see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

BUSINESS OVERVIEW

ARM designs reduced instruction set computing (RISC) microprocessors, physical IP and related technology and software, and sells development tools to enhance the performance, cost-effectiveness and power-efficiency of high-volume embedded applications. ARM licenses and sells its technology and products to leading international electronics companies, which in turn manufacture, market and sell microprocessors, application-specific integrated circuits (ASICs) and application-specific standard processors (ASSPs) based on ARM’s technology to systems companies for incorporation into a wide variety of end products. By creating a network of Partners, and working with them to best utilize ARM’s technology, ARM is establishing its RISC processor architecture and physical IP for use in many high-volume embedded microprocessor applications, including digital cellular phones, modems and automotive functions and for potential use in many growing markets, including smart cards and digital video. ARM also licenses and sells development tools direct to systems companies and provides consulting and support services to its licensees, systems companies and other systems designers.  ARM’s principal geographic markets are Europe, the US and Asia Pacific.

Industry Background

The semiconductor market is an industry that has been in place for many decades and provides the world’s digital electronics market with a growing variety of products.  Over the life of the semiconductor industry, continuous technology developments have enabled miniaturization and given rise to an increasing level of design complexity. This increased complexity has had the effect of increasing structural costs, thus the semiconductor industry has had to find ways to mitigate this. To this end, the industry has transitioned from being highly vertically-integrated to being an industry that looks for horizontal specialization to alleviate structural cost. This in turn has given way to the creation of a sub-sector, semiconductor IP, which serves the need of semiconductor companies by allowing them to outsource the cost of technology development where there is an inequality between the economic benefit of the development versus the differentiation that the company can achieve for the development.  Specific areas where this outsourcing has occurred in a significant manner are in embedded microprocessors and physical IP.

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

The embedded microprocessor market has grown to support new electronic products as well as new capabilities and features in existing products.  New products with easier user interfaces such as mobile phones and audio players all depend on embedded microprocessors.  At the same time, new capabilities and features also drive the need for new and more powerful embedded microprocessors in products such as smartphones and digital set top boxes (“STBs”).  As consumers demand electronic products and control systems with more features, capabilities and portability, systems companies which manufacture these products and control systems are demanding embedded microprocessors that support increasingly complex functions at low cost, that use power efficiently, that can be rapidly implemented to shorten time to market and that are available in volume from multiple sources.

In order to shorten time to market and lower development costs, system designers need technology solutions that can be rapidly implemented, both from a hardware and software standpoint, to meet varying design needs for performance, power consumption and cost. Typically, a system designer will create a system-on-chip (“SoC”) integrating one or more microprocessor cores with other processing engines and peripherals. Product designers need an open microprocessor architecture that can be rapidly implemented, used in a variety of hardware formats and easily combined with differentiating technology suited to different applications.

These designs are highly complex, containing, in some cases, hundreds of millions of transistors.  SoC designers incorporate functional blocks in the form of standard physical IP libraries that translate the circuit design of the SoC into the physical layout of transistors on a silicon wafer.  The SoC will typically be fabricated either at the in-house facility of the designer’s semiconductor company or at one of the industry’s foundry manufacturing companies.  As process node geometries continue to shrink, the increasing complexity of developing physical IP libraries is rendering the in-house development of such technology increasingly expensive and economically unattractive as compared to the product differentiation derived from the optimization to the designer’s semiconductor manufacturing process.  Over the long term, there will be an ever increasing need for companies to outsource this activity in order to meet the demand of increased functionality within digital devices while remaining at a reasonable price.

As electronic products and control systems have grown more complex, the software used to implement these products and systems has also grown in complexity, forming an increasingly important component of the overall embedded microprocessor solution and contributing a significant portion of the overall development time and cost.  In addition, to implement embedded microprocessor solutions efficiently, effective hardware and software development tools must be available to product designers.  Using the industry-leading embedded microprocessor architecture permits a common set of software development tools to be used for application development and preserves software investments by permitting developers to reuse software across a variety of hardware implementations of the same architecture, saving considerable development resources for each new product.

ARM Solution

ARM addresses the needs of the semiconductor industry by designing and licensing RISC microprocessors, physical IP, system components and software and development tools which enable the rapid design of embedded microprocessor solutions for use across a wide variety of applications.  ARM offers systems designers a family of powerful, low-cost, power-efficient, 32-bit RISC microprocessor “cores” based on a common architecture and spanning a wide performance range.  The design of these microprocessor cores (the “IP”) is then incorporated by ARM partners with other functional and computational blocks to develop semiconductor chips which are then incorporated into digital electronics products.

ARM also offers high-performance and low-power physical library solutions (“physical IP”) on a variety of processes that can be used independently for designs that may or may not contain ARM microprocessor cores.  By using physical library components from ARM, users are able to design their systems around standard libraries and then have those designs fabricated at both internal and independent semiconductor manufacturing facilities.

In addition, the Company provides the necessary development boards, software development toolkits and software debug tools, which facilitate system design and rapid development of system solutions.  Finally, to further support the Company’s architecture, the Company continues to grow its on-chip fabric IP, graphics IP, data engines and embedded software business units and also provides training, support and consulting services.

ARM believes that worldwide support from its semiconductor, software, design and tools partners provides systems companies with a microprocessor architecture and physical library components which are available from multiple sources and which, due to the flexibility offered by a common architecture, enables semiconductor partners and systems designers rapidly to design ASICs based on the ARM architecture and facilitates ongoing design and maintenance efforts at cost-competitive prices.

The Company Believes that Key Benefits of the ARM Solution are:

Maximum flexibility of performance, cost and power.   The Company offers a wide range of high performance, low cost solutions which enable systems designers to make the appropriate performance/price trade-offs for use in a particular application.  The ARM architecture offers designers the flexibility to select an ARM processor with performance, die area (chip size) and power consumption characteristics appropriate for a specific application.  ARM believes that its microprocessor architecture offers designers the opportunity to design 32-bit RISC embedded microprocessors at leading price/performance ratios.  ARM believes that incorporating the ARM physical IP libraries for high performance or low power gives the designer a further advantage in using the ARM solution.  By minimizing the die size of ARM cores and microprocessors, maximizing the power-efficiency, and maximizing the performance through the combination of the microprocessor core and physical IP system, designers receive an unparalleled advantage by usage of the ARM portfolio of products.

Standards, re-use, and broad support enable rapid system design.  As systems become more complex, use and re-use of proven hardware and software intellectual property is essential to achieve time to market and cost goals.  ARM provides a set of IP that enables system designers to standardize portions of their semiconductor chip design and development which enables significant reductions in development time and costs.  In addition, ARM offers a means of creating flexible system designs through its range of fabric IP based on the AMBA standard and through the use of its Electronic System Level (“ESL”) design tools.  This frees the designer to concentrate on application specific portions of the system design, where they add real value.  By deploying standard solutions across its range of cores and platforms, and making them widely available via its partnership business model, ARM attracts strong third-party support in the form of electronic design automation modeling tools, software development tools, debug tools, operating system and real-time operating system ports, software intellectual property, and peripherals.

Global Partner network.  ARM’s global network of partners assures systems companies of sufficient availability for high volume products and, together with ARM’s international presence, gives systems designers global support for their design development.  At December 31, 2006, ARM’s technology has been licensed to 188 semiconductor companies, including the majority of leading semiconductor companies worldwide.  ARM’s broad semiconductor partner base provides systems companies with a wide range of suppliers, thus reducing the dependence of systems companies on any one supplier and producing price competition helping to contain costs of ARM-based microprocessors.  ARM’s various partners build their own solutions using ARM technology; there are a growing number of ARM-based ASSPs and microcontrollers available for use by systems companies, thus facilitating their use of the ARM architecture.  The Company works with numerous, industry leading software systems and tools and development partners, including WindRiver Systems, Inc., Symbian PLC, Microsoft Corporation, Palm, Inc., Sun Microsystems, and many others who provide the third-party support needed to facilitate the use of ARM technology in a wide variety of applications.

Development of software tools, platforms and embedded system level tools. ARM designs and manufactures its own RealView family of tools that span the complete development process from concept to final product deployment.  Each member of the RealView portfolio has been developed closely alongside ARM cores ensuring it maximizes the cores’ performance.  The RealView DEVELOP family of embedded software tools and hardware platforms enables validated support for device development.  The RealView CREATE family of ESL tools enables faster time to market through early software development on virtual platforms.  The collaboration of the ARM core designers and the Development Systems team solve the problems of the system designer in designing an ARM-based system. Support for ARM cores is provided in the RealView Development Suite and RealView SoC Designer at an early stage when lead partners are just starting to develop designs incorporating new ARM cores.  The new cores are prototyped in the platforms to validate the design prior to manufacturing.  For ARM partners producing microcontrollers, ARM has a single solution for their end-users with the RealView Microcontroller Development

Kit, based on the industry leading Keil microcontroller tools, that facilitates end-users migration from 8- to 32-bit MCUs.

ARM Strategy and Business Model

ARM’s strategy is to create technology that resides at the heart of advanced digital products.  It is ARM’s strategy for its IP to be used by the world’s leading semiconductor providers to create these digital products.  Therefore, ARM has taken the approach of designing and licensing its IP for which it receives an initial license fee and an ongoing royalty each time ARM’s IP is incorporated into a semiconductor chip.  This type of arrangement represents the manner in which the majority of ARM revenue is generated.  There is typically a delay of two to four years between the licensing of ARM technology and the time at which royalties are received.  ARM’s royalties are generally based on a percentage of the revenues received by licensees on their sales of chips based on ARM technology and are normally payable by a licensee on sales occurring during the life of the ARM technology being licensed.  Accordingly, ARM could continue to receive royalties in relation to specific technology even if such technology is no longer licensed to new customers.  The Company believes that as ARM technology becomes more widely accepted, the revenues from royalties, as a percentage of total revenues, will increase.

The Company also intends to generate a diversified revenue base beyond license fees and royalties through support and maintenance, training and design consulting fees, and revenues from sales and licensing of toolkits, development boards and systems software.   In addition, the Company believes that revenues from support and maintenance, the sale and licensing of development tools and system and physical IP will increase as the ARM architecture continues to become more established across a broader range of markets.

To help designers to design systems based on ARM technology and develop software for the microprocessors, ARM also provides compilers, debuggers, boards and embedded system level design tools. These tools enable optimal software to be created and improve productivity for system and software developers.  These products are sold as a one-time cost to the customer and do not typically include a royalty.

Leverage Partner Alliances.  ARM’s semiconductor partners help grow the total ARM market by integrating their own intellectual property in conjunction with  ARM technology, thus combining their own particular strengths with those of ARM to provide an extensive array of ARM-based solutions.  ARM’s business model also enables the Company to capitalize on the extensive manufacturing, marketing and distribution networks of its semiconductor partners. The marketing and direct selling of semiconductors to systems companies is undertaken by ARM’s Partners.  ARM’s ability to manage its partnerships effectively has been and will continue to be a major challenge and a key factor in its success.  See “Item 3. Key Information—Risk Factors—We Are Dependent on Both Our Semiconductor Partners and Major Physical IP Licensees.”

Increased Availability of Third-Party Support of ARM Technology.  ARM has established partnerships to develop software, tools, operating systems and designs to maximize the level of support for ARM’s technology and provide an efficient environment for system designers.  Increasing acceptance and implementation of ARM technology has led to various third parties adapting software programs and development tools to ARM’s architecture.  To the extent that such acceptance continues, it should drive even broader acceptance of the ARM technology by systems companies and end users.  See “Item 3. Key Information—Risk Factors—The Availability of Development Tools, Systems Software, EDA Software and Operating Systems Is Crucial to the Market Acceptance of Our Products” for a discussion of the Company’s reliance on the availability of systems software and development tools compatible with the ARM architecture.

Focus on Needs of Systems Companies.  ARM is committed to providing technology solutions responsive to the requirements of end users in a variety of markets.  The Company works with system companies either directly or in tandem with its semiconductor partners to aid the systems companies’ customization of the ARM architecture to perceived market needs.  ARM also aims to simplify and shorten the design process for system companies.  See “Item 3. Key Information—Risk Factors—Our Success Depends Substantially on Systems Companies.”

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

Target Markets

ARM is continuing to see the convergence of the consumer electronics and telecommunications IT markets. This is being driven by a need for low-power, high performance, secure components which need to be easy to both design and use. The Company’s five market segments (Home Solutions, Mobile Solutions, Enterprise Solutions, Embedded Solutions and Emerging Applications) each demonstrate some or all of these requirements but differ in their applications. The Company continues to evolve from focusing on digital products to focusing on the way people use digital products and also on the solutions the Company provides to meet this demand worldwide.

Home Solutions. In the home solutions market, visual content and display of visual content are the foremost concerns for consumers. Within this market, applications like digital TVs, STBs, digital still cameras and gaming devices deliver visual content to the home. ARM is well placed in this market with its scalable architecture performance up to 1 GHz, application-accelerating features for security (TrustZone) and Java (Jazelle) and Metro and Advantage physical IP libraries.

Mobile Solutions. The mobile market comprises a wide variety of mobile communication and portable computing devices, each with their own characteristics and needs. The applications include wireless handsets, portable media players and bluetooth devices. For each of these products, mobility (being able to use them while on the go) is the key concern to consumers. With ARM’s high performance/low power architecture, ARM’s customers can balance performance and power with cost, so that ARM ultimately provides the best solution to end users.  With the acceleration of applications and the security of content becoming critical, TrustZone and Jazelle are well placed to meet the demands of this market. As low-power is critical in mobile devices in order to extend battery life, products such as AudioDE and physical IP libraries such as Metro are well positioned.

Enterprise Solutions. In today’s world, having the data you need at your fingertips is key. In the Enterprise Solutions market ARM focuses on the way data is handled through devices such as storage devices, printers and wireless and wired networking. ARM’s range of microprocessor performance, development systems and data efficient architecture give ARM a competitive advantage in this market space.

Embedded Solutions. The world of embedded processors is growing in multiple areas, including anti-lock braking systems, smartcards and industrial control applications. This market has the potential to grow substantially, taking into account the 8-, 16- and 32-bit processors that will satisfy this market. The reliability and software reusability of the ARM architecture positions ARM to penetrate this market. In addition, the introduction of products such as the Cortex-M3, with its low gate count, small size and capabilities for high code density, together with Keil’s complementary MCU tools, position ARM for taking design slots once owned by 8- and 16-bit processors.

Emerging Applications. As innovative products are designed, they face fleeting windows of market opportunity that only reward rapidly developed solutions with leading functionality and cost characteristics. With ARM’s proven technology and innovative feature set, ARM is well positioned to take advantage of these opportunities, as emerging applications such as medical devices and mesh networks become available.

For a breakdown of total revenues by geographic market, see Note 14 to the Consolidated Financial Statements.

ARM’s Products and Services

ARM’s comprehensive product offering includes the following:

•	Processor Cores: 16/32-bit RISC microprocessors cores, including specific functions such as configurable digital signal processing (DSP) IP (“Data Engines”), graphics IP, and on-chip fabric IP;

•	Embedded software;

•	Physical IP;

•	Development tools; and

•	Consulting, support and maintenance services.

Processor Cores

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

ARM Architecture

 The foundation of the ARM family of processors is its efficient RISC instruction set.  The design of the instruction set has two aims: high code density and easy instruction decoding.  Older CISC processors use complex instructions to reduce the number of instructions necessary to code a program, resulting in high code density, but also in complex, power-hungry processor designs.  RISC processors, on the other hand, use simple instruction sets but usually code less densely than CISC processors.  Code compiled for ARM RISC processors, however – particularly when using the Thumb or Thumb-2 instruction sets – is generally more dense than code for 32-bit CISC processors, delivering the memory cost advantages of high code density, with the performance, power, and die size advantages of RISC processors.

Architectural Extensions

ARM’s strategy is to develop products incorporating additional features and instruction set enhancements appropriate to application needs, while maintaining a common, general purpose RISC instruction set which provides code compatibility. Architectural extensions are introduced in subsequent versions of the ARM architecture, building on the previous architectures, thus adding backwards code compatibility of new processor cores with older generations.  This section describes these Architectural Extensions in more detail.

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

Thumb-2.  The Thumb-2 instruction, introduced in 2003, is a second generation of the Thumb instruction set.  It is a blended 32-bit and 16-bit instruction set that gives the designer more performance than the Thumb instruction set but achieves similar code density.  This instruction set is supported in the ARM1156T2F-S, ARM1156T2-S, Cortex-M3 and Cortex-A8 processors.

EmbeddedICE.  EmbeddedICE is a software debug capability, which allows a programmer to debug code running on an ARM processor deeply embedded within a larger system-on-chip or ASIC. The ARM software development toolkit running on a PC communicates with EmbeddedICE logic within the processor core via a five wire JTAG interface.  This capability was developed by ARM specifically to address debugging issues unique to integrated processor cores.  The Multi-ICE interface extends the capability of EmbeddedICE to allow debugging of multiple processor cores.

Embedded Trace.  ARM has developed Trace products for real-time trace of its cores.  Trace products provide the capability to trace the instruction execution and data movements within the core in real-time and at maximum processor speed.  The data is compressed and passed directly off-chip for further processing or retained in a local embedded trace buffer for subsequent retrieval.

DSP Extensions.  ARM cores are frequently used with a separate DSP in markets where the integration of DSP functionality with microprocessor control functionality is critical such as: disk drives, DVD drives, modems, digital audio equipment, pagers and other communications products. Currently, most solutions use separate, incompatible development tool chains for the microprocessor and the DSP. In response to customer demand for DSP functionality with general purpose control capability in one integrated processor, and with a unified development environment, ARM introduced the “E” extensions to the ARM9 family to provide enhanced performance in fixed point DSP applications.  These extensions further enhance the multiply-accumulate capability, and add efficient support for saturating arithmetic. This gives a single combined micro-processor and signal processor engine, offering a simpler system design, lower cost, and improved time to market. The extensions are incorporated in the ARM9E-S, ARM10 and ARM11 families of processors.

VFP.  Vector Floating Point coprocessors have been developed for the ARM9, ARM10 and ARM11 families of processors.  Capable of operating on single and double precision floating point values, combined with a small amount of software, they provide complete support for the IEEE754 floating point standard.

Jazelle.  ARM Jazelle technology is incorporated into a range of products including the ARM7EJ, ARM926EJ-S, ARM1026EJ-S, ARM1136JF-S and ARM1136J-S cores and the ARM JTEK software for enabling application developers to build Java compatible products offering high efficiency and low cost.  ARM Jazelle technology allows a single microprocessor to execute applications written in Java, and in conventional languages such as ANSI C and C++ without requiring an additional coprocessor – thus reducing system complexity and time-to-market.  For a typical application, a Jazelle enabled processor will execute most Java byte codes directly, speeding Java program execution and delivering significant performance acceleration for applications written in Java programming language.  Systems enabled with ARM Jazelle Technology achieve significantly higher performance than software emulation systems and do not suffer from the high memory requirements associated with just-in-time compilation techniques.

TrustZone.  The TrustZone architectural extension has been developed to address the growing security concerns of the consumer and wireless markets.  This feature adds a new secure mode to the ARM processors that allows a system developer to better separate secure and sensitive data from the OS and software applications.  TrustZone architecture can also be used to add hardware security support into the rest of the system within an SoC.  This technology was introduced in the ARM1176JZ-S and ARM1176JZF-S processors.

IEM.  Intelligent Energy Management (“IEM”) enables ARM processors to better conserve battery energy.  IEM allows a microprocessor to scale its performance and therefore energy consumption to the tasks it needs to perform.  The IEM solution is made up of two main components, the IEM software that monitors and predicts a system’s performance requirements and the IEM controller that is able to take that prediction and set the SoCs voltage and frequency to achieve a given task.  This technology was introduced in the ARM1176JZ-S and ARM1176JZF-S processors.

NEON.  The NEON technology is an extension developed to address the increasing media and digital signal processing requirements of future products.  The NEON technology is able to efficiently process audio, video, signal processing and floating point algorithms and it will be implemented in selected members of the ARM Cortex family of processors.  It has been designed to ensure that the engine is a good target for software compiler technology.  Our aim is to reduce the time taken to develop complex software algorithms.

The ARM Microprocessor Families

ARM architecture processors offer a wide range of performance options in the ARM7 family, ARM9 family, ARM9E-S family, SecurCore family, StrongARM family, ARM10 family, ARM11 family, ARM Cortex family, Intel-based products, Marvell Feroceon and Qualcomm Scorpion processor cores.  Scalability, the ability to match processing power to the application, is an important consideration when designers select a microprocessor family.  The ARM architecture gives systems designers a wide choice of processor cores at different performance/price points, yet all ARM microprocessors use substantially the same instruction set and are capable of running the same software.  This protects the investments ARM’s customers make in software development, software tools and staff training.  The ARM product roadmap offers customers a proven RISC architecture and intends to deliver innovative, powerful and cost-effective solutions to industry needs in future generations, while maintaining a high degree of compatibility.

ARM offers a range of processor cores integrated with memory system solutions such as Cache Memories, Memory Protection Units, and Memory Management Units.  Many ARM processor cores can be extended using the coprocessor interface and coprocessor instruction set space to add additional functionality, or by adding memory mapped peripherals.

ARM7TDMI.  The ARM7TDMI microprocessor core is ARM’s most widely licensed product.  It is a low power, general purpose 32-bit RISC microprocessor core particularly suitable where strict die area and power constraints must be satisfied while maintaining reasonably high performance, as in portable telecommunications.  It uses the ARMv4T instruction set with Thumb extension, enhanced Multiply, and EmbeddedICE extensions integrated within the core.  See “—Architectural Extensions” above.  The ARM7TDMI offers 32-bit architecture capable of operating from 8/16-bit memory on an 8/16-bit bus for low system cost through the implementation of the Thumb instruction set.  It is used in cost-sensitive embedded control applications and has been highly successful in the digital cellular telephone market.

Securcore.  The Securcore family of cores is specifically targeted at the security and smart card market.  The smart card market is a very high volume market, and has been identified by ARM as an important growth area for the Company over the next few years.  In particular, smart card usage in the United States, Japan and Korea is expected to grow significantly in the next several years.  The product family includes the SC100, SC110, SC200 and SC210 processors.

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

ARM946E-S.  The ARM946E-S provides a complete high performance cached processor solution for embedded designs requiring simple memory configuration and protection similar to the ARM940T, but with the addition of DSP instruction set extensions, tightly-coupled memories, and delivery in a synthesizable format.  It has separate instruction and data caches for reduced access time to both instructions and data, and also contains a write buffer, an integrated AMBA AHB bus interface, and a new protection unit designed specifically for embedded operations. The protection unit is designed for RTOS applications which require no address translation. It contains eight individually programmable instruction and data protection regions.  Potential applications include advanced engine management, instrumentation, safety systems, and high-end printers.

ARM926EJ-S.  The ARM926EJ-S provides a complete high performance cached processor solution for embedded designs requiring complete virtual memory support and the ability to run operating systems such as WindowsCE, EPOC32 and Linux.  It is similar to the ARM920T, but with the addition of DSP instruction set extensions, tightly-coupled memories, ARM Jazelle technology for Java acceleration, and delivery in a synthesizable format.  It has separate instruction and data caches for reduced access time to both instructions and data, and also contains a write buffer, and dual AMBA AHB bus interface.  Potential applications include advanced wireless communication devices, PDAs and internet appliances.

ARM968E-S.  The ARM968E-S is ARM’s smallest ARM9 core, developed to address the deeply embedded markets such as wireless networking.  It has been developed with gate count and bus efficiency in mind and implements ARM’s Interleaved Memory Access TCM architecture.

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

ARM1156T2-S and ARM1156T2F-S.  Announced in October 2003, the ARM1156T2-S and the ARM1156T2F-S were the first microprocessors to contain the “Thumb-2” instruction set.  Running at between 400MHz and 550MHz these products have been developed for the embedded market space that requires high levels of performance gained through architectural efficiency.  The markets these products aim to address are high end automotive, imaging and mass storage markets.

ARM1176JZ-S and ARM1176JZF-S.  Also announced in October 2003, the ARM1176T2-S and the ARM1176T2F-S were the first microprocessors to contain the TrustZone architecture for security.  These products have also been implemented to enable the ARM IEM technology.  The ARM1176JZ-S and the ARM1176JZF-S are high performance applications processors aimed at the consumer and wireless markets.  They are targeted to run at between 400 MHz and 500 MHz.

The ARM Cortex Family.  This is ARM’s newest family of processor cores based on version 7 of the ARM Architecture.  The family is split into three series: the A Series targeting applications processors running complex operating systems; the R Series targeting realtime deeply embedded markets and running Real Time Operating Systems (RTOSs); and the M Series addressing the needs of the low cost microcontroller markets.  The Cortex-M3, the first member of the ARM Cortex family, is a small processor core targeting the automotive and industrial control microcontroller market.  The Cortex-R4, introduced in May 2006, is mid-range processor core targeted at automotive and hard disc drive type applications.  The Cortex-A8 is the highest performance core within the ARM family of processors.  The Cortex-A8 is capable of 1 GHz process speeds and is intended for high-end Smartphone and DTV applications.

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

OptimoDE is VLIW type architecture supported by configuration, profiling, programming and system-on-chip integration tools.  Using OptimoDE, designers can configure data engines to suit the exact needs of many of today’s demanding applications.

AudioDE.  ARM is also leveraging its OptimoDE architecture to develop pre-configured application specific data engines for certain key markets.  AudioDE is a data engine product designed by ARM to extend the battery life of portable digital audio players and mobile phones.  The business model and deliverable set for AudioDE is similar to that used for existing ARM cores.

Graphics IP

In May 2006, ARM acquired Falanx Microsystems AS, a Norwegian 3D Graphics IP company. Falanx develops graphics accelerator IP and software for semiconductor system-on-chip (SoC) vendors that deliver high-quality multimedia images without compromising performance, power consumption or system cost. The acquisition enhances ARM’s ability to enable industry-leading 3D graphics solutions on mobile phones, portable media players, set-top boxes, handheld gaming devices and infotainment systems (including automotive), providing us with full control over the development of our future 3D graphics solutions.

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

ARM is also developing and marketing a number of AMBA-compatible PrimeCell IP cores to shorten design time of high integration systems-on-chip.  These are compatible with the AMBA specification and are offered in a synthesizable form.  To facilitate the deployment and integration of the PrimeCells within systems-on-chip, ARM has developed a design automation tool called AMBA Designer.

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

In addition to internal development activities, ARM continues to invest in the ARM Connected Community program, which embraces more than 400 partners from across the technology spectrum and has resulted in ARM’s architecture being supported by the broadest range of operating systems (“OS”) in the market, including leading OS vendors such as Microsoft and Symbian.  ARM’s embedded software, combined with that of its partners, enhances the full performance potential of ARM compute engines for advanced digital products.

Physical IP

Acquisition of Artisan Components

In December 2004, ARM acquired the entire share capital of Artisan Components, Inc. (“Artisan”), a leading provider of physical IP components for the design and manufacture of complex SoC integrated circuits (ICs).  In January 2005, Artisan became ARM’s Phyiscal IP Division (“PIPD”).

Management believes that the acquisition represents an excellent strategic combination by:

•	Enabling ARM to deliver one of the industry’s broadest portfolios of SoC IP to their extensive, combined customer base;

•	Better positioning ARM to take advantage of growth opportunities across multiple industries as system design complexity increases in the sub-micron age;

•	Combining highly complementary sales channels, aligning ARM’s channel to silicon manufacturers with PIPD’s channel to more than 2,000 companies; and

•	Strengthening the links between key aspects of SoC development, enabling ARM to deliver solutions that are further optimized for power and performance.

PIPD

Following the acquisition of Artisan, ARM has become a leading provider of physical IP components for the design and manufacture of integrated circuits, including SOCs. ARM’s products include embedded memory, standard cell, input/output components and analog and mixed-signal products, which are designed to achieve the best combination of performance, density, power and yield for a given manufacturing process. ARM’s physical IP components are developed for a variety of process geometries ranging from 45nm – 250nm design and are tested by producing them in silicon to ensure that they perform to specification reducing the risk of design failure and gaining valuable time to market. ARM licenses its products to customers for the design and manufacture of integrated circuits used in complex, high-volume applications, such as portable computing devices, communication systems, cellular phones, consumer multimedia products, automotive electronics, personal computers and workstations.

ARM’s physical IP components are developed and delivered using a proprietary methodology called “Process-Perfect™” that includes a set of commercial and proprietary electronic design automation tools and techniques. This methodology ensures that ARM’s intellectual property components are designed to achieve the best combination of performance, density, power and yield for a given manufacturing process in the shortest period of time possible. These components and ARM’s methodology are its core technology and are easily integrated into a variety of customer design methodologies and support industry standard IC design tools, including those from EDA tool vendors such as Cadence, Magma, Mentor Graphics and Synopsys, as well as customers’ proprietary IC design tools. To support these various IC design tool environments, each of ARM’s products includes a comprehensive set of verified tool models.

Physical IP Products

Memory products. ARM’s embedded memory components include random access memories, read only memories and register files. ARM’s high-speed, high-density and low-power components include single- and dual-port random access memories, read only memories, and single- and two-port register files. ARM’s embedded memory components are configurable and vary in size to meet the customer’s specification. For example, ARM’s memory components will support sizes from 2- to 128-bits wide and from 8 to 16,384 words. All of ARM’s memory components include features such as a power-down mode, low voltage data retention and fully static operation. In addition, ARM’s memory components may include built-in test interfaces that support popular test methodologies. ARM offers an additional feature for its memory components, known as Flex-Repair™ that includes redundant storage elements which may help increase the manufacturing yield of integrated circuit designs containing large memories.

ARM’s memory components are designed to enable the chip designer maximum flexibility to achieve the optimum power, performance, and density trade-off.  ARM’s high-density memory components are designed for applications where achieving the lowest possible manufacturing cost is critical. These are typically consumer applications with high manufacturing volumes. To achieve the lowest possible manufacturing cost for these products, ARM utilizes proprietary circuit and layout techniques to reduce the overall area of the memories. In addition, ARM uses specific design and analysis techniques to enhance production yield.   ARM’s low-power memory components are designed to prolong battery life when used in battery-powered electronic systems. These physical IP components achieve low power through a combination of proprietary design innovations that include latch-based sense amplifiers, a power efficient banked memory architecture, precise core cell balancing and unique address decoder and driver circuitry.

Standard cell products. Standard cells map the logic functions of a design to the physical functions of the design, an essential function for all integrated circuits. ARM’s standard cell products are optimized for each customer’s preferred manufacturing process and integrated circuit design tool environment, resulting in greater density as compared to competitive standard cell components. ARM offers standard cell components that are optimized for high performance, high density or low power to meet the needs of different markets.

Input/output products. ARM offers a wide variety of specialized input/output components that are compatible with industry standard PCI, GTL, AGP, USB, SSTL2 and LVDS interfaces. In addition, ARM offers input/output components for many additional industry standard interfaces. Every input/output component utilizes each integrated circuit manufacturer’s proprietary manufacturing process rules, pad pitch and electrostatic discharge requirements, resulting in superior performance, reliability and manufacturability.

Analog products. Analog components are important elements in today’s SoC designs because such designs often require, as part of their application, the ability to take real world inputs, such as sound and images, and process them in a digital format. ARM offers a wide variety of analog components, from analog timing functions to converter products. An example of ARM’s analog component offerings is its phase locked loops, which can be used in a variety of communications, consumer, computing and graphics applications.

Mixed-signal products. Mixed-signal products are used to process analog signals digitally. ARM’s mixed-signal product offering includes its serializer/de-serializers, which are used for high-speed switching; its PCI-Express™ PHY, which is used for high-speed bus interfaces, and its DDRI/DDRII/GDDRIII Interface, which is used for high-speed memory interfacing.

Silicon on Insulator (“SOI”) products. ARM’s line of SOI physical IP products have been derived from the acquisitions of Soisic SA (“Soisic”) in October 2006.  SOI is an alternative methodology to traditional semiconductor fabrication techniques that enables higher performance and lower power designs than today’s more common bulk silicon process.  It is ARM’s belief that SOI will become an increasing proportion of the substrate market over time.  The acquisition of Soisic will enable ARM to provide SOI technology to the ARM customer base, and will facilitate the development of the necessary ecosystem of tool and technology providers to enable further adoption of the technology.

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

ARM consulting services also work alongside ARM Approved Design Centers, members of the ARM Approved Design Center Program, to ensure customers have access to leading system-on-chip design outsourcing providers.

Support, Maintenance and Training.  ARM provides support and maintenance services under its license agreements to its semiconductor partners as well as ARM product related training.  See “—License Agreements” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview—Service Revenues—Support and Maintenance.”  In order to serve its partners better, ARM plans to expand the range of support, maintenance and training services currently offered and to extend the availability of such services from its overseas offices.  To this end ARM has Technical Support staff in its Bangalore, India and China offices.  See “Item 3. Key Information—Risk Factors—Our International Operations Expose Us to Risks” for a discussion of certain risks inherent in our international operations.

ARM Partner Network

Semiconductor Partners.  ARM licenses its technology on a worldwide and non-exclusive basis to semiconductor partners that manufacture and sell ARM-based chip solutions to systems companies.  At December 31, 2006, ARM’s technology has been licensed to 188 semiconductor companies, including many of the leading semiconductor companies worldwide.  ARM serves this geographically diverse base from offices in the UK, P.R. China, France, Germany, Belgium, Israel, Japan, South Korea, Taiwan, India, Singapore and the United States.

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

License Agreements

ARM is the owner of IP in the field of microprocessor architecture and implementation, data engine architecture and tools for embedded signal processing, graphics IP, system platforms, peripherals, system software and electronic system level design, software development and debug tools and physical IP components. ARM creates innovative technology which incorporates such IP.  ARM grants licenses to such technology to semiconductor manufacturers, IDMs and fabless companies, original equipment manufacturers and ASIC design houses to enable such licensees to design, manufacture and distribute silicon chips which combine such technology with licensees’ own differentiating proprietary technology.  The licenses are granted under written agreements which contain contractual terms and conditions to protect the technology and the intellectual property embodied therein and to limit ARM’s liability in respect of licensees’ use of the technology.  There are a number of different forms of license offered by ARM which are structured to address different licensee requirements and different intellectual property protection issues.  In all forms of license ARM strictly controls the modification rights which it grants to its technology and mandates, in order to protect the integrity of the ARM architecture, that the technology is verified by reference to ARM specified tests prior to distribution in licensee products.

Fees and Royalties.  With regard to microprocessors, ARM typically charges a license fee for access to its technology and a royalty for each unit of silicon which incorporates ARM’s technology and is distributed by the licensee. ARM licenses its physical IP components on a non-exclusive, worldwide basis to major IC manufacturers and IC design teams that are customers of such manufacturers.

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

License Programs in respect of Physical IP

ARM charges manufacturers a license fee that gives them the right to manufacture ICs containing physical IP components ARM has developed for their manufacturing process. Manufacturers also agree to pay ARM royalties based on the selling prices of ICs or wafers that contain ARM’s physical IP components. Generally, ARM credits a small portion of the royalty payments to the manufacturer’s account to be applied against license fees for any future orders placed with ARM within a certain time period, if any, payable by the manufacturer. The portion of the royalty payment that is credited to a manufacturer’s account to be applied against future license fees, if any, is based on negotiations at the time the license arrangement is signed.

ARM provides free of charge the design rights to use ARM’s physical IP to the majority of libraries developed for the manufacturing facilities.  This enables small fabless design companies to easily gain access to the ARM physical IP technology and have their design manufactured at a variety of foundry companies.  In some cases, ARM will charge a license fee to the design company for optimized libraries for specific process technologies and process variants.  The royalties for these designs are then subsequently collected from the facility where they were manufactured.

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

Many of the Company’s direct and indirect competitors, including some of ARM’s semiconductor partners, are major corporations with substantially greater technical, financial and marketing resources and name recognition than ARM.  Many of these competitors have a much larger base of application software and have a much larger installed customer base than ARM.  There can be no assurance that ARM will have the financial resources, technical expertise, marketing or support capabilities to compete successfully in the future.

The Company believes that the ARM architecture is the leading independent microprocessor technology openly licensed to other companies and that the broad presence afforded to the Company through its established worldwide network of partners gives it an advantage over other companies which license microprocessor related technology.  The Company believes that its products offer high performance at competitive prices, and compete favorably in the embedded market by providing an open compatible architecture that is scalable from high performance multimedia applications to small battery operated devices.  However, there can be no assurance that the Company will be successful in the face of increasing competition from new technologies or products introduced by existing competitors and by new companies entering the market.  See “Item 3. Key Information—Risk Factors—

Competition—We May Not Be Able to Compete Successfully in the Future” and “Item 3. Key Information—Risk Factors—Our Architecture, Physical IP Libraries and Development Systems Tools May Not Continue to Be Accepted by the Market.”

Patent and Intellectual Property Protection

The Company has an active program to protect its proprietary technology through the filing of patents.  The Company currently holds 301 US patents on various aspects of its technology, and 593 non-US patents with expiration dates ranging from 2012 to 2027.  In addition, the Company has 348 patent applications pending in the United States and an additional 546 patent applications pending in the United Kingdom and various other jurisdictions.  The Company’s US patents do not prevent the manufacture or sale of ARM-based products outside of the United States.  There can be no assurance that the Company’s pending patent applications or any future patent applications will be approved or will not be challenged successfully by third parties, that any issued patents will protect the Company’s technology or will not be challenged by third parties, or that the patents of others will not have an adverse effect on the Company’s ability to do business.  Furthermore, there can be no assurance that others will not independently develop similar or competing technology or design around any patents that have been or may be issued to the Company.

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

Marketing and Distribution

In order to speed global acceptance of ARM technology, ARM seeks partners with diverse geographic locations and a broad base of systems company relationships.  The Company markets its architecture and technology directly to its semiconductor partners and other customers from its offices in Cambridge, Maidenhead, Sheffield and Blackburn in the United Kingdom and also from offices in Japan, South Korea, France, Germany, Norway, Taiwan, P.R. China, Israel, Belgium, India, Singapore, and in California, Texas, Massachusetts, North Carolina, New Hampshire and Michigan in the United States.  The Company’s architecture and technology are marketed on the basis of a number of factors including high performance/low power and price/performance, rapid time-to-market and the availability of third-party support.  ARM also capitalizes on the extensive marketing and distribution networks of its semiconductor partners who market and distribute ARM core-based products directly to systems companies.  As part of the Company’s strategy to increase ARM’s visibility, the Company’s license agreements generally require its partners to display an ARM logo on the ARM core-based products that they distribute.  The Company believes that to the extent ARM technology becomes more widely accepted, the ARM “brand” will become increasingly important to potential partners and will drive the Company’s expansion into related software, development tools and system design.  ARM believes that the availability of its marketing, sales and support services to all of its partners worldwide is critical to the success of the ARM architecture.

Research and Development

The ability of the Company to compete in the future will be substantially dependent on its ability to advance its technology in order to meet changing market needs.  To this end, Company engineers are involved in researching and developing new versions of ARM microprocessor cores and physical IP technology as well as related software and tools applications.  The Company is also involved in collaborative research with selected universities to leverage the technological expertise available at those universities.  The Company has acquired certain patents from these collaborations.

As of December 31, 2006, ARM had 1,083 full-time research and development staff located at offices in Cambridge, Maidenhead, Sheffield and Blackburn in the United Kingdom, Sophia Antipolis and Grenoble, France, Leuven-Heverlee, Belgium, Aachen and Grasbrunn, Germany, Trondheim, Norway, Sentjernej, Slovenia, Austin, Texas, USA, Sunnyvale, Irvine and San Diego, California, USA, Olympia, Washington, USA and Bangalore, India.  In 2004, 2005 and 2006, research and development costs were approximately £50.4 million, £61.6 million and £75.5 million, respectively.  Costs in 2006 included £10.6 million of share-based payments charges in accordance with FAS 123R and in 2004 and 2005 included £0.3 million and £1.6 million of deferred stock-based compensation, respectively, in accordance with previously applicable standards.  Excluding these charges, research and development costs were 33%, 26% and 25% of total revenues in 2004, 2005 and 2006, respectively.  ARM is currently involved in research projects with the University of Michigan in Ann Arbor, Michigan, USA.  A number of different areas are under investigation in this collaboration, including computer architecture, low-power design and novel advances in microprocessor design to cope with the challenges posed by increased variability in silicon as a result of the shrinking transistor geometries.  The Company has acquired key patents from the university due to this collaboration.  The Company expects to continue to invest substantial funds in research and development activities.

Acquisitions

Falanx Microsystems AS

On May 30, 2006, the Company purchased the entire share capital of Falanx Microsystems AS (“Falanx”), a graphics IP company incorporated in Norway for total consideration of $25.1 million (£13.4 million), comprising $24.9 million cash consideration and $0.2 million of related acquisition expenses.

Falanx develops graphics accelerator IP and software for SoC vendors that deliver high-quality multimedia images without compromising performance, power consumption or system cost. The acquisition fits the ARM strategy of enabling users to create SOCs seamlessly in their design process. The Mali Graphics Processor Unit (GPU) is a combination of hardware and software that enables industry-leading 3D graphics and video on mobile ‘phones, portable media players, set-top boxes, handheld gaming devices and automotive systems, providing the Company with full control over the development of its future 3D graphics solutions.

Soisic SA

On October 30, 2006, the Company purchased the entire share capital of Soisic SA (“Soisic”), a silicon-on-insulator (SOI) IP company incorporated in France for consideration of €5.1 million (£3.4 million), comprising €4.7 million cash consideration and €0.4 million of related acquisition expenses.

With this acquisition, the Company is making an investment in new technologies related to physical IP to enhance its leadership position in providing customers access to the higher performance and lower power offered by SOI process technologies.  Soisic develops a similar set of products to the ARM Physical IP Division, specifically standard cells, static random access memory (SRAM) compilers and input/output (I/O) cells, however, based on SOI design rules and process models. Integrating this capability with ARM’s widely-used physical IP opens the possibility for SoC designers to access SOI technology, which currently is used only in full custom designs, such as high-performance microprocessors.

The Company is investing in this area to be at the forefront of the design technologies needed to exploit the potential advantages of SOI as its usage grows in mobile, home and enterprise SoC and ASIC applications.

PowerEscape, Inc.

On June 21, 2006, the Company purchased certain assets of PowerEscape, Inc. (“PowerEscape”), a private company incorporated in the US, for total consideration of $1.1 million (£0.6 million), comprising $1.0 million cash consideration and $0.1 million of related acquisition expenses.

The PowerEscape team, which has been integrated into the Company’s Development System Division, will focus on adding innovative profiling and analysis features to the Company’s portfolio of market-leading development tools.

ORGANIZATIONAL STRUCTURE

ARM Holdings plc is the holding company for a number of subsidiaries.  The following is a list of our significant subsidiaries at December 31, 2006.  Not all subsidiaries are included as the list would be excessive in length.  Unless stated otherwise, each subsidiary is wholly owned by us.

Company	Jurisdiction of Incorporation
ARM, Inc.	United States
Soisic, Inc.	United States
Axys Design Automation, Inc.	United States

Company	Jurisdiction of Incorporation
Keil Software, Inc.	United States
ARM Germany GmbH	Germany
Keil Elektronik GmbH	Germany
ARM KK	Japan
ARM Korea Limited	South Korea
ARM Limited	England and Wales
ARM Taiwan Limited (99.9% owned)	Taiwan
ARM France SAS	France
Soisic SA	France
ARM Consulting (Shanghai) Co. Ltd.	P.R. China
ARM Belgium N.V.	Belgium
ARM Norway AS (formerly Falanx Microsystems AS)	Norway
ARM Embedded Technologies Pvt. Ltd.	India
ARM Physical IP Asia Pacific Pte Ltd.	Singapore

PROPERTIES

The Company leases land and buildings for its executive offices, engineering, marketing, administrative and support operations and design centers.  The following table summarizes certain information with respect to the principal facilities leased by the Company:

Location	Freehold/Leasehold	Lease Term and Commencement Date	Approximate Area (square feet)	Principal Use
Cambridge, UK (110 Fulbourn Road)	Leasehold	20 years September 20, 1999	45,000	Executive offices and engineering, marketing and administrative operations
Cambridge, UK (90 Fulbourn Road)	Leasehold	20 years December 25, 1993	13,000	Executive offices and engineering, marketing and administrative operations
Cambridge, UK (130 Fulbourn Road)	Leasehold	20 years March 25, 2002	35,000	Executive offices and engineering, marketing and administrative operations
Maidenhead, UK	Leasehold	25 years July 28, 1998	17,125	Design center
Austin, Texas, USA	Leasehold	9 years June 1, 1997	33,644	Design center, marketing and support operations
Sunnyvale, California, USA	Leasehold	7 years September 1, 2001	54,489	Executive offices and engineering, marketing and administrative operations

Location	Freehold/Leasehold	Lease Term and Commencement Date	Approximate Area (square feet)	Principal Use
Sunnyvale, California, USA	Leasehold	2.5 years March 1, 2006	24,000	Sales and administrative operations
Bangalore, India	Leasehold	5 years January 13, 2006	50,239	Design center

In addition, the Company leases offices in Blackburn and Sheffield, England, Leuven-Heverlee, Belgium, Aachen and Grasbrunn, Germany, Trondheim, Norway, Sophia Antipolis and Grenoble, France, Sentjernej, Slovenia, Irvine, California, USA, Plano, Texas, USA and Olympia, Washington, USA that are used for engineering and administrative purposes as well as in Shin-Yokohama, Japan, Taipei, Taiwan and Seoul, South Korea which are used for marketing and support operations, and Company personnel based in Boston, Massachusetts, USA, Detroit, Michigan, USA, Salem, New Hampshire, USA, Cary, North Carolina, USA, San Diego, California, USA, Shanghai and Beijing, P.R. China, Munich, Germany, Paris, France, Singapore and Kfar Saba, Israel have office space available to them.

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

Overview

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. The Company licenses this technology to semiconductor companies which, in turn, manufacture, market and sell microprocessors and related products. ARM has developed an innovative, intellectual property-centered and market-driven business model in which it neither manufactures nor sells the products incorporating ARM technology, but concentrates on the research and development, design and support of the ARM architecture and supporting development tools and software.  Combined with the Company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies.

Fiscal year 2006 was another year of healthy growth, with growth of approximately 10% for the semiconductor industry as a whole, although signs of slowing began to show by the end of the year.  Looking into 2007, we expect the industry to continue to be impacted by the inventory correction in the first half of the year at least, but we believe that the effect on ARM will be attenuated and we expect to exceed the industry growth rate in 2007, as we have done in past years.  This is underpinned by a healthy technology portfolio of processor and physical IP, comprising both new and mature products.

The Company has remained both profitable and cash generative (before investing activities).  On operating profits of £45.0 million, cash inflows from operating activities were £66.1 million, cash returned to shareholders through dividends and share buybacks of £88.9 million and a year-end cash, cash equivalents, short-term investments and marketable securities balance of £128.5 million.

Revenues

The Company’s revenues are classified as either “Product Revenues,” consisting of license fees, sales of development systems and royalties, or “Service Revenues,” consisting of design consulting services and revenues from support, maintenance and training.  The most significant component of ARM’s total revenues are license fee and royalty income which accounted for approximately 83%, 83% and 78% of total revenues in 2006, 2005 and 2004, respectively.

License fees as a percentage of total revenues will be affected by fluctuations in royalties and in demand for ARM’s development systems, design consulting and support and maintenance services.  These products and services complement ARM’s basic licenses by supporting ARM’s traditional semiconductor partners in their efforts to reduce time to market.  In addition, they provide ARM with a way to support systems companies who purchase finished ARM products from semiconductor companies as well as certain software vendors whose software runs on ARM microprocessors.  Growth in these complementary products and services will depend on continued success in demonstrating to semiconductor companies, systems companies and software vendors the enhanced implementation possibilities which such products and services provide for ARM-based products and, more generally, on continued market acceptance of the ARM architecture.  Growth in these complementary products and services will also depend on whether the Company can devote sufficient engineering staff to support growth in services, especially consulting.  Revenues from development systems, design consulting and support and maintenance services was 17%, 17% and 22% of total revenues in 2006, 2005 and 2004, respectively.

Revenues from royalties accounted for approximately 41%, 38% and 39% of total revenues in 2006, 2005 and 2004, respectively.  The Company believes royalty revenue will continue to contribute a significant portion of total revenue going forward as the total number of partners and licenses increase.

As of December 31, 2006, the Company had 188 semiconductor licensees who in turn provide access to many other customers worldwide.

Product Revenues

License Fees.  Most licenses are designed to meet the specific requirements of the particular customer and can vary from rights to embed ARM technology into a customer’s own application specific product to the complete design of a “system-on-chip.”  See “Item 4. Information on the Company—Business Overview—License Agreements.”  Over the term of a license, contractual payments can range from hundreds of thousands of dollars to several millions of dollars.  The intellectual property licensed by the Company consists of software and related documentation which enable a customer to design and manufacture microprocessors and related technology and software.  A license may be perpetual or time limited in its application.  In general, the time between the signing of a license and final customer validation of the ARM technology is between 6 and 15 months with most time allocated to the period between delivery and validation of the technology.  Delivery generally occurs within a short time period after the signing of a license.  The licensee obtains license rights to the intellectual property at the time of signing.  In addition, the licensee obtains ownership of the licensed rights to the in-process customization as well as the completed customization.  License fees are invoiced according to an agreed schedule.  Typically, the first invoice is on signing of the contract, the second is on delivery of the customized intellectual property (being the intellectual property and other technical information relating to the product licensed) and the third is a date-based milestone, usually within nine months of signature of the license.  No upgrades or modifications to the licensed intellectual property are provided, except those updates and upgrades provided on a when-and-if-available basis under post-contract support (“PCS”).  Following licensee validation of the ARM technology, the Company has no further obligations under the license agreement, except those under a valid PCS arrangement as mentioned above.

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

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Note 1 to the Consolidated Financial Statements.  We believe our most critical accounting policies include revenue recognition and cost estimation on certain contracts for which we use a percentage-of-completion method of accounting, accounting for share-based payments, impairment of purchased goodwill and intangible assets and loss provisions.

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

Revenue Recognition

Revenue consists of license fees received under the terms of license agreements with customers to enable them to use the Company’s intellectual property (“IP”), which is typically customized to each customer’s manufacturing process. The Company receives royalties on sales by the Company’s customers of products containing ARM technology. It also supplies off-the-shelf software tools, bought-in boards and toolkits, training and consultancy services.

The Company primarily earns revenues from licensing its IP to leading electronics companies which in turn manufacture, market and sell microprocessors, ASICs and ASSPs based on the Company’s architecture to systems companies for incorporation into a wide variety of end products. The Company’s IP consists of software and related documentation which enables a customer to design and manufacture microprocessors and related technology and software. Most licenses are designed to meet the specific requirements of each customer and are generally not time limited in their application. In general, the time between the signing of a license and final validation of the customer’s ARM – compliant product is between 6 and 15 months. Upgrades or modifications to the licensed IP are not provided. Following validation of the customer’s ARM – compliant product, the Company has no further obligations under the license agreement.

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

In accordance with SOP 97-2, “Software revenue recognition,” where agreements involve multiple elements that do not require “significant production, modification or customization,” the Company recognizes license revenue when a signed contract or other persuasive evidence of an arrangement exists, the product has been shipped or electronically delivered, the license fee is fixed or determinable and collection of the resulting receivable is probable. Where agreements include multiple elements, the revenue recognition criteria for each element are typically met within the same accounting period, i.e. on delivery of the elements. If an element is undelivered at a period end, the Company determines whether it has sufficient vendor specific objective evidence (“VSOE”) of fair value in order to make an allocation amongst the elements. For the majority of its products and services, with the exception of post-contract support (“PCS”), certain Development Systems products and certain services undertaken by the Company, the Company does not believe it has sufficient VSOE of fair value to make such allocations. Accordingly, no revenue is recognized on an arrangement where deliverables other than PCS and the aforementioned Development Systems products and services remain undelivered.

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

PCS consists of the right to receive services and/or unspecified product upgrades/enhancements that are offered on a when-and-if-available basis. PCS is generally priced separately from the initial licensing fee in a contract and revenue is allocated to PCS based on VSOE of fair value. VSOE of fair value is determined with reference to contractual renewal rates. If no renewal rates are specified, the entire fee under the arrangement is amortized and recognized ratably over the contractual PCS period. Where renewal rates are specified, PCS revenue is recognized ratably over the term of the PCS arrangement.

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

Services, such as consulting and training are typically sold in stand-alone arrangements. Where they are sold in conjunction with other deliverables and they are not considered essential to the functionality of those other deliverables, they are accounted for separately based on VSOE, if VSOE has been established. Revenue for these services is recognized as the services are performed and collectability is probable.  If VSOE for the services does not exist or the services are deemed to be essential to the functionality of the other deliverables in the arrangement, the entire arrangement fee is recognized as the services are performed. The excess of fees invoiced over revenue recognized in respect of such fees is recorded as a deferred revenue liability.

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

Where the Company enters into more than one agreement with the same customer in the same, short time frame, an assessment is made to establish whether the group of agreements is so closely related that they effectively form a single multiple-element arrangement. The factors considered in making this assessment include, but are not limited to:

•	Whether the different elements are closely interrelated or interdependent in terms of design, technology, or function;

•	Whether the fee for one or more of the agreements is subject to a refund or forfeiture or other concession if one of the other contracts is not completed satisfactorily;

•	Whether one or more elements in one agreement are essential to the functionality of an element in another agreement;

•	Whether payment terms under one agreement coincide with performance criteria of another agreement; and

•	Whether the negotiations are conducted jointly with two or more parties to do what in essence is a single project.

Accounting for Share-Based Payments

On  January 1, 2006, the Company adopted FASB Statement No. 123 (revised 2004), “Share-Based Payment” (“FAS 123R”). Under FAS 123R, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite service period.  The fair value of these awards is calculated using appropriate valuation techniques. Some awards made by the Company are liability-classified awards under FAS 123R as (i) there is an obligation to settle a fixed monetary amount in a variable number of shares; or (ii) the awards are indexed to a factor other than performance, market or service condition.  The fair value of these awards is re-measured at each period end until the award has vested.  Once the award has vested, or for (i) above when number of shares becomes fixed, the award becomes equity-classified.  The transitional rules detailed in FAS 123R require the company to make a re-measurement adjustment for compensation cost for liability awards that has been recognised in the current year as a cumulative effect of change in accounting policy in the income statement.

The Company adopted the provisions of FAS 123R using a modified prospective application. Accordingly, prior periods have not been revised for comparative purposes. The valuation provisions of FAS 123R apply to new awards and to awards that are outstanding on the effective date, which are subsequently modified or canceled. Estimated compensation expense for awards outstanding at the effective date will be recognized over the remaining service period using the compensation cost calculated for pro forma disclosure purposes under FASB Statement No. 123, “Accounting for Stock-Based Compensation” (FAS 123). On November 10, 2005, the FASB issued FASB Staff Position No. FAS 123(R)-3, “Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards.” The Company has elected to adopt the alternative transition method provided in this FASB Staff  Position for calculating the tax effects of share-based compensation pursuant to FAS 123R. The alternative transition method includes a simplified method to establish the beginning balance of the additional paid-in capital pool (APIC pool) related to the tax effects of employee share-based compensation, which is available to absorb tax deficiencies which could be recognized subsequent to the adoption of FAS 123R.

For a summary of all the Company’s share-based award schemes, please refer to the Shareholder’s equity section in Note 12 to the Consolidated Financial Statements.

The Company uses the Black-Scholes option pricing model to estimate the fair value of share-based payments.  This model is consistent with that used for the Company’s pro forma information required under FAS 123.  The determination of the fair value using this model is affected by the share price at grant, as well as a number of other assumptions including expected volatility, expected life, risk-free interest rate and expected dividends. The Company used the historical price of the Company’s stock for the expected volatility assumption, including some adjustments for non-recurring one-time events, consistent with the guidance in FAS 123R and the Securities and Exchange Commission’s Staff Accounting Bulletin No. 107. Adjustments were made as the Company’s assessment of future stock price trends were more representative of historical data excluding these events rather than including them.  The expected life of options is based on known vesting dates and historical exercise patterns for the different schemes.   The risk-free interest rate is based on observed interest rates appropriate for the terms of the share options.  The dividend yield assumption is based on our last declared dividend and expected payouts.

The fair value of our restricted stock units and LTIP awards is based on the share price at date of grant, discounted for any dividends that won’t be earned during the vesting period.

The adoption of FAS 123R will continue to have a significant adverse impact on the Company’s reported results of operations, although it should not have a material impact on its overall financial position.  The amount of unearned stock-based compensation currently estimated to be expensed in the period from 2007 to 2011 related to unvested share-based payment awards at December 31, 2006 is £19.5 million.  Of this amount, £11.8 million is estimated to be expensed in 2007, £5.6 million in 2008, £1.7 million in 2009 and £0.4 million in 2010.  The weighted average period over which the unearned share-based compensation is expected to be recognised is approximately 1.0 years.  If there are any cancellations or accelerated vestings, the Company may be required to accelerate or cancel some of the remaining compensation expense.  The share-based compensation expense in future periods will be more than stated above to the extent that the Company grants additional options or awards after the balance sheet date.  Furthermore, the estimated future compensation charge may be affected by any change to the fair value of liability-classified awards.

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

In accordance with SFAS 131 “Disclosures about segments of an enterprise and related information,” the Company has identified its operating segments based on the information used by the Chief Operating Decision Maker in monitoring the business. For the purposes of assessing the carrying value of goodwill for impairment, goodwill has been allocated to reporting units. Based on the nature and extent of discrete information available to management, the Company believes that, for ARM, each operating segment consists of a single reporting unit.  For the allocation of goodwill by segment, see “—Segment Information” below and Note 14 to the Consolidated Financial Statements.

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

Results of Operations

Total revenues for the year ended December 31, 2006 were £263.3 million, an increase of 13% from £232.4 million in 2005, which was an increase of 52% from £152.9 million in 2004.  Dollar revenues were $483.6 million in 2006, an increase of 16% from $418.7 million in 2005, which was an increase of 54% from $272.4 million in 2004.  The actual average dollar exchange rate in 2006 was $1.84 compared with $1.80 in 2005 and $1.78 in 2004.  This had the effect of reducing total reported revenues in 2006 by approximately £5.1 million. The figures for 2004 do not include revenues for the Artisan business acquired in December 2004 (now the Physical IP Division).  If these were included, dollar revenues increased by 18% in 2005 from pro forma $355.5 million in 2004 of the combined ARM and Artisan businesses.

The following table sets forth, for the periods indicated, the percentage of total revenues represented by certain items reflected in the Company’s consolidated statements of operations.

	Year ended December 31,
	2004	2005	2006
	%	%	%
Revenues
Product revenues	90.7	93.7	93.9
Service revenues	9.3	6.3	6.1
Total revenues	100.0	100.0	100.0
Cost of revenues
Product costs	4.4	9.4	9.1
Service costs	3.3	2.6	2.6
Total cost of revenues	7.7	12.0	11.7
Gross profit	92.3	88.0	88.3
Operating expenses
Research and development	33.0	26.5	28.7
Sales and marketing	15.8	15.6	16.8
General and administrative	20.2	17.7	18.5
In-process research and development	2.3	0.1	0.2
Amortization of intangibles purchased through business combination	0.4	7.5	7.0
Total operating expenses	71.7	67.4	71.2
Income from operations	20.6	20.6	17.1
Interest	4.5	2.3	2.6
Profit on disposal of available-for-sale security	—	—	2.0
Income before income tax and cumulative effect of change in accounting policy	25.1	22.9	21.7
Provision for income taxes	6.8	4.9	3.6
Net income before cumulative effect of change in accounting policy	18.3	18.0	18.1
Cumulative effect of change in accounting policy, net of tax	—	—	0.9
Net income	18.3	18.0	17.2

Management analyzes product revenues in the categories of royalties, licenses and development systems and service revenues in the categories of consultancy and support, maintenance and training.  The following table sets forth, for the periods indicated, the amount of total revenues represented by each component of revenue.

	Year ended December 31,
	2004	2005	2006
	(in thousands)
Product Revenues
Royalties	£59,647	£87,849	£107,814
Licenses	59,366	104,223	110,548
Development Systems	19,719	25,639	28,832
	138,732	217,711	247,194
Service Revenues
Consulting, Support, Maintenance and Training	£14,165	£14,728	£16,060
Total Revenues	152,897	232,439	263,254

Product revenues.  Product revenues consist of license fees, sales of development systems and royalties. Product revenues for 2004, 2005 and 2006 were £138.7 million, £217.7 million and £247.2 million, representing 91%, 94% and 94% of total revenues, respectively.

License revenues increased from £59.4 million in 2004 to £104.2 million in 2005, and increased further to £110.6 million in 2006 representing approximately 39%, 45% and 42% of total revenues in 2004, 2005 and 2006, respectively.

Processor Division (PD) dollar license revenues have grown by 19% and 12% in 2005 and 2006 respectively. The portfolio of licensable products comprises a rich mix of proven ARM technology, such as the ARM7, ARM9 and ARM11 families of products and newer technology in the Cortex family of products. Three Cortex products became available for general licensing during 2006.

65 new licenses were signed in 2006 compared to 71 in 2005 and 64 in 2004. ARM11 accounted for 22% of PD license revenues in 2006, compared to 21% in 2005 and 17% in 2004. Revenues from Cortex family products accounted for 26% of PD license revenues in 2006, compared to 16% in 2005. Cortex products started generating revenue in 2005. 23 companies became new ARM Partners in 2006, bringing the total number of semiconductor partners to 188 at the end of 2006. This total number of semiconductor partners was net of those companies that have signed licenses with ARM in the past but have since been acquired by other companies or who no longer have access to ARM technology for other reasons.

Having licensed Cortex family products to lead partners prior to 2006, the current portfolio of three Cortex family products became available for more general licensing as the year progressed. During 2006, 13 Cortex family licenses were signed, bringing the accumulated total of Cortex family licenses to 23, signed by 18 semiconductor companies.

In addition, 2006 continued to be a year of strong licensing of the ARM11 family of products. In the year, ARM signed 15 ARM11 family licenses, bringing the total number to 52 from 36 semiconductor companies. 2006 signified a shift in ARM11 family licensing activity from the traditional first-mover mobile companies with the majority of licenses being taken for applications outside of the mobile segment.

As part of the Cortex family licensing in 2006, ARM signed a lead partner agreement with a semiconductor company for the next-generation Cortex microprocessor. This product is expected to become available for mainstream licensing in 2008.

License revenues from non-core products, covering items such as platforms, peripherals, embedded trace modules, embedded software, data engines, models and sub-systems were £10.9 million in 2006, compared to £11.1 million in 2005 and £10.5 million in 2004, representing approximately 14% of processor license revenues in 2006, 16% in 2005 and 18% in 2004.

In 2006, ARM maintained progress in achieving the long-term strategic goal of providing ARM’s physical IP to leading Integrated Device Manufacturer (IDM) and Fabless semiconductor companies and continued to sign synergistic licenses that have been enabled by the combination of ARM and Artisan. Synergistic deals include, in management’s determination, both instances of physical IP being licensed to ARM Partners and instances of contracts being won against the competition due to both processor and physical IP being available from ARM.

Licensing momentum for ARM’s 65nm physical IP products grew, with 12 new licenses signed in 2006. By the end of 2006, ARM had signed a total of 25 65nm licenses with 10 companies and had signed seven licenses for physical IP with four Foundries at the most advanced process of 45nm. ARM’s Physical IP Division (PIPD) reported license revenues of £34.9 million in 2006, representing approximately 31% of total license revenues.

During 2006, the combination of ARM and Artisan has continued to provide benefits other than synergistic license revenues.  In addition to the benefits to the Cortex range of processors, including the development of the new 12 track Advantage libraries in 65nm enabling higher performance, and the high-performance ARM1176JZF-S implementation, the combination has enabled the development of lower-power processors with lower leakage, a new compact ARM11 MPCore dual processor delivering greater performance at lower power and development work on 45nm physical IP which will influence and optimize the design of future processors.

Revenues from the sale of development systems increased from £19.7 million in 2004 to £25.6 million in 2005 to £28.8 million in 2006, representing approximately 13%, 11% and 11% of total revenues in 2004, 2005 and 2006, respectively. This growth has been generated by working with customers on longer-term relationships for the supply of RealView® Developer tools for software development, continued momentum behind the RealView Create tools for ESL customers and a healthy market place for tools to support the broad portfolio of ARM microprocessors. Development Systems has entered into more multi-year contracts for larger product volumes which improves the visibility of business going forward and builds a good customer base from which to drive new innovation.

Royalties are either set as a percentage of the licensee’s average selling price (ASP) per chip or, less frequently, as a fixed amount and are recognized when the Company receives notification from the customer of product sales. In effect, this means that it is normally in the quarter following the shipments that data is received and so royalty data for a year reflects actual shipments made from the beginning of October of the previous year to the end of September of the current year. As the penetration of ARM technology-based chips grows across a wide range of end-market applications, the range of ASPs gets wider. The average royalty rate (ARR) earned by ARM in any one reporting period is dependent on the mix of the ASPs of the chips shipped in that period. In 2006, significant unit volume growth was driven by products which incorporate chips with lower ASPs including ultra low cost handsets, smartcards, microcontrollers and Bluetooth chips. As a result, the ARR in 2006 was 6.7 cents compared to 7.9 cents in 2005 and 8.4 cents in 2004. Unit volume growth more than compensated for this reduction in ARR and dollar royalty revenues grew by 25% year-on-year.

Royalties increased from £59.6 million in 2004 to £87.8 million in 2005 and increased further to £107.8 million in 2006, representing 39%, 38% and 41% of total revenues in 2004, 2005 and 2006, respectively. Royalty revenues in 2006 comprised £88.7 million from PD and £19.1 million from PIPD.  PD volume shipments increased from 1,272 million units in 2004 to 1,662 million in 2005, with the increase in volumes coming from all market segments. Total unit shipments in 2006 of 2,450 million represented an increase of 47% compared to 2005. Unit shipments in the mobile segment grew by 50% year-on-year and in the non-mobile segments by 42%. Growth in the non-mobile segments was achieved across a broad range of product applications including smartcards, microcontrollers, automotive, connectivity devices, hard disk drives and many others.

The Company expects royalty revenues to grow year-on-year although they may be subject to significant fluctuations from quarter to quarter. The total number of partners shipping ARM technology-based products at the end of 2006 was 76 after taking into account corporate activity within the ARM partnership.  29 companies are paying royalties for physical IP products at the end of the year. PIPD royalties have grown in 2006, demonstrating the increased widespread use of ARM physical IP in chip designs.

Service revenues.  Service revenues consist of design consulting services and revenues from support, maintenance and training. Service revenues increased from £14.2 million in 2004 to £14.7 million in 2005, and further to £16.1 million in 2006, representing 9%, 6% and 6% of total revenues in 2004, 2005 and 2006, respectively. Service revenues in dollars, being the primary currency of revenues generated, grew from $25.1 million in 2004 to $26.5 million in 2005 and $29.1 million in 2006.

Geographic analysis. Operating in a global environment, the geographic destinations of the Company’s revenues fluctuate from period to period depending upon the country in which its customers are located. The pattern of revenues in 2006 was 42% of revenues coming from the US, 26% from Japan, 16% from Asia Pacific, excluding Japan, and 16% from Europe. In 2005, revenues from the US represented 43%, Japan 18%, Asia Pacific, excluding Japan, 25%, and Europe 14%. In 2004, revenues from the US represented 51%, Japan 21%, Asia Pacific, excluding Japan, 12%, and Europe 16%.

Product costs.  Product costs are limited to variable costs of production such as the costs of manufacture of development systems, amortization of third-party technology licenses, cross-license payments to collaborative partners and time of engineers on PIPD projects. Product costs were £6.7 million in 2004, £21.8 million in 2005 and £24.2 million in 2006, representing 4%, 9% and 9% of total revenues in 2004, 2005 and 2006 respectively. The large increase in product costs in 2005 was as a result of the PIPD direct costs of revenue, namely the associated engineering time spent on revenue-bearing projects. Approximately two-thirds of total product cost of sales were made up of development systems costs in 2004, with the balance comprising additional costs related to the costs of third-party licenses and cross-license payments to collaborative partners. In 2005 and 2006, the proportion of development systems costs fell to approximately a quarter, PIPD direct costs approximately two-thirds and the balance third-party licenses and cross-license payments. Product gross margin in 2006 was 90%, compared to 90%

in 2005 and 95% in 2004. Included within product costs in 2005 and 2006 are £2.5 million of deferred stock-based compensation relating to options assumed on the Artisan acquisition and £1.1 million of FAS 123R stock-based compensation following the adoption of this standard in 2006.  The Company does not currently expect a significant increase in product costs in 2007.

Service costs.  Service costs include the costs of support and maintenance services to licensees of ARM technology as well as the costs directly attributable to consulting work performed for third parties. Cost of services increased from £5.1 million in 2004 to £6.1 million in 2005 and £6.7 million in 2006. The gross margins earned on service revenues were approximately 64% in 2004, 59% in 2005 and 58% in 2006. Whilst services revenues have remained relatively flat in 2004 and 2005, costs have increased as the business invests more into the engineering departments, a proportion of which is allocated to services costs.  The margin in 2006 was slightly lower due to the US dollar foreign exchange rates having a greater impact on revenues than costs.

Key performance indicators.  The Company’s management uses several key performance indicators in assessing the Company’s performance, of which revenues and earnings per share are the most important.  Revenues are discussed in further detail in “—Results of Operations” above.  Earnings per share are disclosed in our financial statements filed herewith.  Another key performance indicator for the business is backlog, defined as the aggregate value of contracted business not yet recognized in the profit and loss account. Of our revenue streams, it excludes royalty revenue, which is recognized upon receipt of the royalty reports from our partners and consequently passes into backlog and is immediately released when invoiced. Consequently, backlog focuses on the health of our licensing and our services businesses.

The Company discloses the quarterly trend in backlog along with the maturity profile (how much will be recognized as revenue over the next two quarters, the subsequent two quarters, and over more than one year), and its composition is split between the main component parts.

	Year ended December 31,
Maturity profile of backlog	2005	2006
Next two quarters (Q1 and Q2)	44%	41%
Subsequent two quarters (Q3 and Q4)	26%	36%
Greater than twelve months	30%	23%
Total	100%	100%

	Year ended December 31,
Backlog composition	2005	2006
Processors	47%	46%
Physical IP	30%	31%
Support & Maintenance and Others	23%	23%
Total	100%	100%

At the end of 2006, backlog was approximately 20% higher than at the beginning of the year.  The sequential increase in backlog is due to the fourth quarter of 2006 being a record bookings quarter for the Company, with several designs for  new technology being licensed by our customers.  Only a small portion of revenue has been recognized in respect of these licenses, thus building backlog.

The shorter duration of the backlog in 2005 compared to 2004 reflects the inclusion of PIPD backlog which is generally shorter term and the completion of some longer term subscription licenses included in the 2004 figure, as well as a more mature product portfolio overall.

Another key performance indicator is the number of patent applications submitted by ARM employees. ARM incentivizes its employees to submit patent applications by awarding patent bonuses. The number of patent applications submitted by ARM employees was 178 in 2006, 163 in 2005 and 170 in 2004.

Research and development costs.  Research and development costs increased from £50.4 million in 2004 to £61.6 million in 2005 to £75.5 million in 2006, representing 33%, 27% and 29% of total revenues in 2004, 2005 and 2006, respectively. Costs in 2006 included £10.6 million of share-based charges in accordance with FAS 123R and in 2004 and 2005 included £0.3 million and £1.6 million of deferred stock-based compensation, respectively, in accordance with previously applicable standards. Excluding these charges, R&D costs were 33%, 26% and 25% of total revenues in 2004, 2005 and 2006, respectively. Continued investment in research and development remains an essential part of the Company’s strategy since the development of new products to license is key to its ongoing success.

Total engineering headcount increased from 739 at the end of 2004 to 846 at the end of 2005 with the increase coming from organic growth predominantly in India but also in all locations around the world, as well as from the Keil acquisitions. Engineering headcount at the end of 2006 was 1,083 with the increases again coming predominantly from organic growth in India but also from the Falanx and Soisic acquisitions.  Staff costs increased in line with headcount figures, but bonuses payable on the achievement of financial performance targets were paid in 2004 and 2006, with only a negligible amount payable in 2005.

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

Sales and marketing.  Sales and marketing expenditure increased from £24.2 million in 2004 to £36.2 million in 2005 and was £44.2 million in 2006, representing 16% of total revenues in 2004, 16% in 2005 and 17% in 2006. Costs in 2006 included £3.7 million of FAS 123R compensation charge and in 2004 and 2005 included £0.2 million and £2.1 million of deferred share-based compensation.  The proportion of sales and marketing costs to revenue in 2004, 2005 and 2006, excluding these charges, was 16%, 15% and 15%, respectively.  Headcount in this area increased from 282 at the end of 2004 to 297 at the end of 2005, and was 337 at the end of 2006.  As the Company increases its technological portfolio, further investment has been made to strengthen customer support and after-sales service.  Staff bonuses fluctuated in each year as shown above.

General and administrative.  General and administrative headcount at December 31, 2006 was 239, up from 181 at the end of 2005 and 150 at the end of 2004.  The increases year-on-year have partly come from the acquisitions but also organic growth to strengthen the infrastructure of the Company as it continually expands.  Staff bonuses fluctuated in each year as shown above.  General and administrative costs were £30.8 million in 2004, £41.1 million in 2005 and £48.6 million in 2006, representing 20%, 18% and 18% of total revenues, respectively.  Excluding £0.4 million and £3.5 million of deferred stock-based compensation in 2004 and 2005 and £2.9 million of FAS 123R compensation costs in 2006 G&A costs were 20%, 16% and 17% of total revenues in 2004, 2005 and 2006, respectively. Litigation costs were £5.1 million in 2004, £0.4 million in 2005 and £0.8 million in 2006, fluctuations arising largely as a result of annual variations in the amount of legal expenses relating to patent protection cases and other similar costs. £4.5 million of the costs in 2004 related to a technology license agreement signed in the year.  Expense in relation to provisions for doubtful debts and write-offs were £0.9 million in 2006, £0.5 million in 2005 and a release of £0.1 million in 2004. Unrealized future foreign exchange losses on certain committed but not yet invoiced future revenue streams of £0.9 million (2005: gains of £2.1 million; 2004: losses of £0.7 million) were recorded in accordance with SFAS 133. There was a loss on foreign exchange of £1.5 million and £2.3 million in 2004 and 2005, respectively, and a gain of £3.6 million in 2006, mainly as a result of the revaluations of an intra-group dollar loan.  See “—Foreign Currency Fluctuations” below.

Other increases in 2006 over 2005 include additional recruitment and training costs for the net increase of 335 employees in the Company in the year, increased IT costs to continually develop the ARM internal network as the number of offices and people grow and increased administrative costs relating to Sarbanes-Oxley compliance work.

In-process research and development.  During 2004, the Company purchased Axys Design Automation, Inc. and Artisan Components, Inc. (now ARM, Inc.). Those intangible assets that were still in development (known as in-process research and development) were charged directly to the income statement, amounting to £0.4 million and £3.2 million for Axys and Artisan, respectively. A further £0.3 million of Artisan in-process research and development was charged to the income statement in 2005 as the final valuation of intangibles was completed.  In 2006, the Company acquired certain assets of PowerEscape, Inc., resulting in £0.6 million of in-process research and development being charged to the income statement.  All acquired in-process research and development from the Axys, Artisan and PowerEscape acquisitions are progressing as expected with some still incomplete as at December 31, 2006.

Amortization of intangible assets.  Various licenses to use third party technology have been signed over the past several years, with their values being capitalized and amortized over the useful economic period that the Company is expected to gain benefit from them (generally between three and five years). Licenses totaling £5.9 million were purchased between 2001 and 2005 with amortization of these licenses amounting to £0.4 million in 2006 (2005: £0.5 million; 2004: £0.5 million). At December 31, 2006, the net book value of the assets was £0.6 million which will be amortized over the next three years.

Following the out-of-court settlement of the Company’s litigation against picoTurbo, Inc. in December 2001, picoTurbo assigned its intellectual property rights to the Company for a payment of £7.5 million. This has been amortized over four years and £1.5 million was charged to the income statement in 2002 and £2.0 million in 2003, 2004 and 2005. The asset was fully written down in 2005 and thus there was no further amortization charge in 2006.  The Company also purchased a patent for £0.7 million in 2002 which is being amortized over five years. The amortization charge was £0.1 million in 2004, 2005 and 2006.

During 2003, the Company purchased Adelante Technologies N.V. (now ARM Belgium N.V.). Included with the assets purchased were £0.3 million of intangible assets comprising developed technology and customer relationships which are being amortized over five years and two years respectively. The amortization charge for the assets during 2005 and 2004 was £0.1 million in each year, but was less than £0.1 million in 2006. During 2004, the Company purchased Axys Design Automation, Inc. and Artisan Components, Inc. (now ARM, Inc.).  Intangibles acquired and capitalized as part of these business combinations (including developed and core technology, customer relationships and trademarks) totaled £1.9 million and £70.9 million respectively and are being amortized over five years and between one and six years respectively (see Note 6 to the Consolidated Financial Statements for further details). The total charge during 2004 was £0.1 million and £0.3 million for Axys and Artisan respectively, during 2005 was £0.4 million and £16.5 million, respectively, and during 2006 was £0.4 million, and £14.6 million, respectively.

During 2005, the Company purchased Keil Elektronik GmbH and Keil Software, Inc. Intangibles acquired and capitalized consisted of developed technology, customer relationships and trade names and totaled £8.7 million. These are being amortized between two and five years and the amortization totaled £0.4 million during 2005 and £2.5 million in 2006.

During 2006, the Company purchased Falanx Microsystems AS, a graphics IP company based in Norway.  Intangibles acquired and capitalized consisted of developed technology and customer relationships and totaled £5.3 million.  These are being amortized over three to five years and the charge in 2006 was £0.7 million.  The Company also purchased Soisic SA, an IP company based in France and the US.  Intangibles acquired and capitalized were all developed technology and totaled £4.3 million.  This is being amortized over five years with £0.1 million being charged in 2006.

Interest.  Interest receivable decreased from £6.9 million in 2004 to £5.3 million in 2005, but increased in 2006 to £6.8 million. The growth in interest in 2006 was due to higher average cash balances and increasing interest rates.  The fall in 2005 was as a result of the cash outflow at the end of 2004 for the acquisition of Artisan. The Company invested cash balances over periods of up to one year during 2006, although most were for periods less than six months.

Profit on disposal of available-for-sale security.  In 2006, the Company disposed of its investment in CSR plc for cash proceeds of £5.6 million and realized a profit of £5.3 million.  The Company made no profit or loss on its disposal of a minority investment in Zeevo, Inc. in 2005.

Income before income tax and cumulative effect of change in accounting policy.  Income before income tax was £38.5 million in 2004, £53.2 million in 2005 and £57.0 million in 2006, representing 25%, 23% and 22% of total revenues respectively. The primary reason for the fall in margin in 2005 was due to acquisition-related charges (in-process research and development of £0.3 million and £17.4 million of business combination intangible amortization) and deferred stock-based compensation of £10.4 million.  The margin fell again in 2006 due to FAS 123R share-based compensation charges of £18.3 million, intangible amortization relating to business combinations of £19.0 million, increased investment throughout the business in additional headcount as well as the negative impact of foreign exchange with the weakening of the US dollar in the year.

Tax charge.  The Company’s effective tax rates were 27.2% in 2004, 21.3% in 2005 and 16.5% in 2006. The effective tax rate in 2004 was lower than the blended tax rates from the relevant tax jurisdiction due to additional costs being allowable for research and development tax credits, additional deferred tax credits arising from employee share options and some of the non-cash accounting charges being claimed in 2004. It fell further in 2005 primarily as a result of benefits arising from the structuring of the Artisan acquisition, as well as increased benefits of research and development tax credits.  It fell further in 2006 due to a non-recurring tax credit arising from a tax-deductible foreign exchange loss and continued benefits from the structuring of the Artisan acquisition.

Cumulative effect of change in account policy.  On January 1, 2006, the Company adopted FAS 123R as detailed in the section “Accounting for share-based payments” in Note 1 to the Consolidated Financial Statements. The transitional rules detailed in FAS 123R require the  Company to make a remeasurement adjustment for compensation cost for liability awards that has been recognized in the current year as a cumulative effect of change in accounting policy in the income statement. The charge in the year, net of tax, was £2,447,000.

Segment Information

At December 31, 2006, the Company was organized on a worldwide basis into three business segments, namely the Processor Division (“PD”), the Physical IP Division (“PIPD”) and the Development Systems Division (“DevSys”).  Originally in 2004, the directors were of the opinion the Company only had one business segment, and then following the acquisition of Artisan in December 2004, the Company had two reportable segments in 2005 (namely PD and PIPD).

This was based upon the Company’s internal organisation and management structure and was the primary way in which the Chief Operating Decision Maker (“CODM”) and the rest of the board were provided with financial information.  Whilst revenues were reported into four main revenue streams (namely licensing, royalties, development systems and services), the costs, operating results and balance sheets were only analyzed by the two segments.

In 2006, this structure and system of internal financial reporting to the CODM and board was changed resulting in a third division, namely DevSys, becoming a separate reportable segment.  In previous years, the results of DevSys were reported within PD, but for ease of comparability, have been separated out in the comparatives below.  PIPD consists of the business stream previously undertaken by Artisan.  PD primarily comprises the legacy ARM products and services.   Recent acquisitions have been allocated to the various divisions as follows: Axys in 2004 to DevSys, Artisan in 2004 to PIPD, KEG and KSI in 2005 to DevSys, Falanx in 2006 to PD and Soisic in 2006 to PIPD.  Goodwill on each acquisition has also been allocated into these divisions, except for Artisan whereby this has been allocated between PD and PIPD.   See Note 14 to the Consolidated Financial Statements for the allocation of goodwill by segment.

Processor Division (PD)

The Processor Division encompasses those resources that are centered around microprocessor cores, including specific functions such as graphics IP, fabric IP, embedded software IP and configurable digital signal processing (DSP) IP.

Revenues. Total PD revenues for 2004, 2005 and 2006 were £133.0 million, £156.6 million and £180.4 million, respectively.

License revenues increased from £59.4 million in 2004, to £69.4 million in 2005, and increased further to £75.6 million in 2006, representing approximately 45%, 44% and 42% of total PD revenues in 2004, 2005 and 2006, respectively. License revenues grew by 17% and 9% in 2005 and 2006, respectively. The portfolio of licensable products comprises a rich mix of proven ARM technology, such as the ARM7, ARM9 and ARM11 families of products and newer technology in the Cortex family of products. Three Cortex products became available for general licensing during 2006. See “— Results of Operations - Product Revenues” above for further details.

Royalties are either set as a percentage of the licensee’s average selling price (ASP) or, less frequently, as a fixed amount and are recognized when the Company receives notification from the customer of product sales. In effect, this means that it is normally in the quarter following the shipments that data is received and so royalty data for a year reflects actual shipments made from the beginning of October of the previous year to the end of September of the current year. PD royalties increased from £59.4 million in 2004 to £72.5 million in 2005 and increased further to £88.7 million in 2006, representing 45%, 46% and 49% of total PD revenues in 2004, 2005 and 2006, respectively. PD volume shipments increased from 1.3 billion units in 2004 to 1.7 billion units in 2005, and increased further to 2.5 billion units in 2006, representing an increase of 31% and 47% in 2005 and 2006.

Service revenues consist of design consulting services and revenues from support, maintenance and training. Service revenues increased from £14.2 million in 2004 to £14.7 million in 2005, and increased further to £16.1 million in 2006, representing 10%, 10% and 9% of total PD revenues in 2004, 2005 and 2006, respectively.

Operating costs. Operating costs for 2004, 2005 and 2006 were £88.6 million, £87.4 million and £115.2 million, respectively. Operating costs include cost of sales (comprising products costs and service costs), research and development costs, sales and marketing costs, general and administrative costs, and amortization of intangibles purchased through business combination (including the expensed in-process research and development).

The majority of PD product costs comprise the amortization of third-party technology licenses and cross-license payments to collaborative partners. PD service costs include the costs of support and maintenance services to licensees of ARM technology as well costs associated with consulting work performed for third parties. The total cost of sales in 2004, 2005 and 2006 were £6.2 million, £6.1 million and £5.0 million, respectively.

The total of research and development (R&D) costs, sales and marketing (S&M) costs and general and administrative (G&A) costs in 2004, 2005 and 2006 were £82.3 million, £81.2 million and £109.4 million respectively. Total average PD headcount has increased from 642 in 2004 to 703 in 2005, and increased further to 850 in 2006 with increases coming from organic growth but also from acquisitions. Staff costs increased in line with these headcount figures, but bonuses payable on the achievement of financial performance targets were paid in 2004 and 2006, with only a negligible amount payable in 2005. R&D costs in 2006 include £6.1 million of share-based compensation charges in accordance with FAS 123R and in 2004 and 2005 included £0.2 million and £0.5 million of deferred share-based compensation, respectively, in accordance with previously applicable standards. Excluding these charges, R&D costs were 32%, 25% and 24% of PD’s revenues in 2004, 2005 and 2006, respectively.

PD’s S&M costs have increased sequentially in 2005 and 2006. The increase in 2005 stems from organic growth, reflecting the yearly growth in the average number of PD heads. S&M costs increased in 2006 due to acquisitions and organic growth. S&M costs in 2006 include £2.2 million of share-based compensation charges in accordance with FAS 123R and in 2004 and 2005 included £0.1 million and £0.7 million of deferred share-based compensation, respectively, in accordance with previously applicable standards. Excluding these charges, S&M costs were 15%, 13% and 15% of PD’s revenues in 2004, 2005 and 2006, respectively. Staff bonuses fluctuated in each year as shown above.

G&A costs within PD were flat in 2005 compared to 2004 with reduced staff bonuses offsetting increased infrastructure costs. G&A costs increased in 2006 due to acquisitions, increased staff bonuses and also organic growth to strengthen the infrastructure of the Company as it continually expands. G&A costs in 2006 include £1.7 million of share-based compensation charges in accordance with FAS 123R and in 2004 and 2005 included £0.3 million and £1.2 million of deferred share-based compensation, respectively, in accordance with previously applicable standards. Excluding these charges, G&A costs were 15%, 12% and 16% of PD’s revenues in 2004, 2005 and 2006, respectively.

The charges in respect of the amortization of intangibles purchased through business combination in 2004, 2005 and 2006 were £0.1 million, and £0.1 million and £0.7 million, respectively. The charge in 2004 and 2005 is in respect of the 2003 acquisition of Adelante Technologies N.V. (now ARM Belgium N.V.). The charge in 2006 is in respect of the 2003 acquisition plus the acquisition of Falanx in 2006.

Income before income tax and cumulative effect of change in accounting policy. Income before income tax was £44.4 million in 2004, £69.3 million in 2005 and £65.2 million in 2006, representing 33%, 44% and 36% of total PD revenues respectively. The increased margin in 2005 was due to higher revenue and reduced staff bonuses payable. The reduced margin in 2006 is primarily due to a £10.6 million stock-compensation charge being recorded in 2006, with only £0.6 million and £2.4 million being recorded in 2004 and 2005, respectively. Excluding stock-compensation charges and intangible amortization, margins in 2004, 2005 and 2006 would have been 34%, 46% and 42%, respectively.

Cumulative effect of change in account policy. On January 1, 2006, the Company adopted FAS 123R as detailed in the section “Accounting for share-based payments” in Note 1 to the Consolidated Financial Statements. The transitional rules detailed in FAS 123R require the Company to make a remeasurement adjustment for compensation cost for liability awards that has been recognized in the current year as a cumulative effect of change in accounting policy in the income statement. The charge in the year for PD was £2.0 million.

Depreciation and amortization. Depreciation and amortization charges comprise depreciation of property and equipment, amortization of licenses and patents and amortization of intangibles purchased through business combinations. Depreciation in 2004, 2005 and 2006 was £7.0 million, £3.9 million and £3.7 million, respectively. This decrease is due to older assets becoming fully-written down, including EDA tools which from 2004 have been leased instead of being purchased. Various licenses to use third-party technology and patents have been signed over the past several years, with their values being capitalized and amortized over their useful economic lives (generally between three and five years). The associated amortization charges in 2004, 2005 and 2006 were £2.6 million, £2.6 million and £0.3 million, respectively. As mentioned above, charges in respect of the amortization of intangibles purchased through business combination in 2004 and 2005 were £0.1 million, increasing to £0.7 million in 2006.

Capital expenditure. Capital expenditure represents additions of property and equipment. In 2004, 2005 and 2006 such expenditure was £3.5 million, £2.7 million and £4.1 million, respectively.

Total assets, total liabilities and net assets. Total assets in 2004, 2005 and 2006 were £146.5 million, £161.9 million and £157.4 million, respectively. The increase in 2005 is mainly due to the impact of foreign exchange on PD’s share of the goodwill arising on the Artisan acquisition plus a higher balance of accounts receivable. Total liabilities in 2004, 2005 and 2006 were £35.2 million, £22.2 million and £37.3 million, respectively, with accrued liabilities and deferred revenue contributing significantly to these balances. Accrued liabilities were lower/higher in 2005 and 2006, respectively, due to decreased/increased accruals, respectively, relating to employee bonuses. PD had net assets of £111.3 million, £139.7 million and £120.0 million in 2004, 2005 and 2006, respectively.

Goodwill. Management is of the opinion that a portion of the goodwill arising on the acquisition of Artisan in December 2004 is attributable to PD. The directors believe that revenue will accrue to the Processor Division as a result of the ownership of the Physical IP Division for the following reasons:

•
the development of faster and more power-efficient microprocessors as a result of collaboration between PD and PIPD engineering teams. This is expected to generate more PD licensing deals at higher prices;

•	the potential for PD to win more microprocessor licensing business as a result of ARM being able to offer both processor and physical IP in-house; and

•	the improvement in PD operating margins as a result of being able to transfer a number of engineering tasks to the Bangalore design centre acquired with Artisan.

Goodwill increased from £101.7 million in 2004 to £113.4 million in 2005, but decreased to £109.1 million in 2006. The increase in 2005 is primarily due to the impact of foreign exchange on PD’s share of the goodwill arising on the Artisan acquisition. In 2006, ARM acquired Falanx, an innovative graphics IP company, resulting in goodwill of £9.4 million which has been fully allocated to PD. This addition was offset by foreign exchange differences on PD’s share of the goodwill arising on the Artisan acquisition in 2006.

Physical IP Division (PIPD)

Revenues. Artisan (now PIPD) was acquired in December 2004 meaning only £0.2 million of PIPD royalty revenue was recorded in 2004. Total PIPD revenues in 2005 and 2006 were £50.2 million and £54.0 million respectively. In 2005 and 2006, PIPD’s license revenues were £34.9 million and its royalty revenue was £15.3 million and £19.1 million, respectively.

Operating costs. Operating costs for 2004, 2005 and 2006 were £4.1 million, £64.0 million and £66.6 million respectively. Artisan was acquired in December 2004, meaning 2004 costs are low compared to 2005 and 2006 where full years’ costs have been recorded. Operating costs include product cost of sales, service cost of sales, R&D costs, S&M costs, G&A costs, and amortization of intangibles purchased through business combination (including the expensed in-process research and development).

PIPD product costs represent the time of engineers on revenue-bearing projects. Product costs were £nil in 2004, reflecting the fact that Artisan was only acquired in December 2004. In 2005 and 2006, product costs were £15.3 million and £17.5 million respectively, being 30% and 32% of revenues, respectively. In 2005, product costs included £2.5 million of deferred stock-based compensation. Excluding this, product costs in 2005 were 25% of revenues. The increased product costs in 2006 reflect the increased engineering effort within PIPD during the year.

The total of R&D costs, S&M costs and G&A costs in 2004, 2005 and 2006 were £0.5 million, £30.9 million and £33.3 million respectively. Costs in 2004 represent staff costs and other costs incurred in the period post-acquisition to the end of the year. Total average PIPD headcount was 360 and 417 in 2005 and 2006, respectively, resulting from both organic and inorganic growth (in 2006, the Company acquired Soisic which is now part of PIPD). The increase in costs in 2006 reflects the higher average headcount together with the post-acquisition costs related to Soisic.

The charges in respect of the amortization of intangibles purchased through business combination, including expensed in-process research and development, in 2004, 2005 and 2006 were £3.6 million and £16.8 million and £14.8 million, respectively. £3.2 million of the charge in 2004 relates to the expensed in-process research and development on the acquisition of Artisan. The charge in 2005 represents a full year of amortization of the acquired intangibles plus a further write-off of in-process research and development of £0.3 million in respect of the completion of the final valuation. The charges in 2004 and 2005 relate solely to the acquisition of Artisan with the 2006 charge of £14.8 million also including amortization in respect of the intangibles arising on the acquisition of Soisic.

Loss before income tax and cumulative effect of change in accounting policy. PIPD recorded a loss before income tax of £3.9 million, £13.9 million and £12.6 in 2004, 2005 and 2006, respectively, although these losses are after charging significant acquisition-related charges. In 2004 there was a significant charge of £3.6 million in respect of the amortization of intangibles purchased through business combination. In 2005, there was a charge of £16.8 million in respect of the amortization of intangibles purchased through business combination and a charge of £5.5 million in respect of deferred stock-based compensation. In 2006, there was a charge of £14.7 million in respect of the amortization of intangibles purchased through business combination and a charge of £5.2 million in respect of stock-based compensation charges. Excluding these items, PIPD recorded a loss before income tax of £0.3 million in 2004 and recorded a profit before income tax of £8.4 million and £7.4 million in 2005 and 2006, respectively.

Cumulative effect of change in account policy. On January 1, 2006, the Company adopted FAS 123R as detailed in the section “Accounting for share-based payments” in Note 1 to the Consolidated Financial Statements. The transitional rules detailed in FAS 123R require the Company to make a remeasurement adjustment for compensation cost for liability awards that has been recognized in the current year as a cumulative effect of change in accounting policy in the income statement. The charge in the year for PIPD was £1.0 million.

Depreciation and amortization. Depreciation and amortization charges comprise depreciation of property and equipment and amortization of intangibles purchased through business combination, including expensed in-process research and development. Depreciation in 2004 was less than £0.1 million, and was £1.4 million and £1.6 million in 2005 and 2006, respectively. As mentioned above, charges in respect of the amortization of intangibles purchased through business combination in 2004, 2005 and 2006 were £3.6 million, £16.8 million and £14.7 million, respectively.

Capital expenditure. Capital expenditure represents additions of property and equipment. In 2004, 2005 and 2006 such expenditure was £nil, £1.6 million and £2.4 million, respectively.

Total assets, total liabilities and net assets. Total assets in 2004, 2005 and 2006 were £321.1 million, £349.8 million and £314.6 million, respectively, with the movements in 2005 and 2006 being largely attributable to foreign exchange differences on goodwill arising on the Artisan acquisition. Total liabilities in 2004, 2005 and 2006 were £38.2 million, £20.1 million and £19.6 million respectively. PIPD had net assets of £282.9 million, £329.7 million and £295.0 million in 2004, 2005 and 2006, respectively.

Goodwill. Goodwill in 2004, 2005 and 2006 was £232.0 million, £259.2 million and £227.4 million respectively. The increase in 2005 is due to foreign exchange, although this was offset slightly by the final valuation of the intangibles where amounts were transferred from goodwill. The decrease in 2006 is due to foreign exchange. No goodwill was recognized as part of the Soisic acquisition. Part of the goodwill in respect of the Artisan acquisition has been allocated to PD (see above).

Development Systems Division (DevSys)

DevSys revenues increased from £19.7 million in 2004 to £25.6 million in 2005 to £28.8 million in 2006. This growth has been generated by working with customers on longer-term relationships for the supply of RealView® Developer tools for software development, continued momentum behind the RealView Create tools for ESL customers and a healthy market place for tools to support the broad portfolio of ARM microprocessors. Development Systems has entered into more multi-year contracts for larger product volumes which improves the visibility of business going forward and builds a good customer base from which to drive new innovation.

Operating costs. Operating costs for 2004, 2005 and 2006 were £27.2 million, £30.9 million and £41.0 million respectively. Operating costs include cost of sales (comprising products costs and service costs), R&D costs, S&M costs, G&A costs, and amortization of intangibles purchased through business combination (including the expensed in-process research and development).

The majority of DevSys product cost of sales were made up of development boards costs in 2004, 2005 and 2006, with the balance comprising additional costs related to the costs of third-party licenses. DevSys service costs include the costs of support and maintenance services to licensees of ARM technology as well as costs associated with consulting work performed for third parties. Total costs of sales were £5.6 million in 2004, £5.5 million in 2005 and £7.4 million in 2006. Cost of sales in 2006 include £0.2 million of share-based compensation charges in accordance with FAS 123R with £nil deferred stock-based compensation costs being incurred in 2004 and 2005. Excluding this charge, cost of sales were 28%, 21% and 25% of DevSys’ revenues in 2004, 2005 and 2006, respectively.

The total of DevSys’ R&D costs, S&M costs and G&A costs in 2004, 2005 and 2006 were £21.1 million, £24.6 million and £30.1 million respectively. Total average DevSys headcount increased from 132 in 2004 to 171 in 2005, and increased further to 205 in 2006. Axys was acquired in 2004 which contributed a full year’s R&D cost in 2005. R&D costs also increased in 2005 due to the acquisitions of KEG and KSI in 2005 together with organic growth. In 2006, R&D costs increased further primarily due to KEG and KSI contributing a full-year’s charge. Staff bonuses fluctuated in each year as shown above. R&D costs in 2006 include £1.5 million of share-based compensation charges in accordance with FAS 123R and in both 2004 and 2005 included £0.1 million of deferred share-based compensation, in accordance with previously applicable standards. Excluding these charges, R&D costs were 39%, 43% and 45% of revenue in 2004, 2005 and 2006, respectively.

S&M costs within DevSys increased sequentially in 2005 and 2006. As detailed above, the increase in 2005 and 2006 is due to inorganic and organic growth. S&M costs in 2006 include £0.5 million of share-based compensation charges in accordance with FAS 123R and in both 2004 and 2005 included £0.1 million of deferred share-based compensation, in accordance with previously applicable standards. Excluding these charges, S&M costs were 23%, 30% and 27% of revenue in 2004, 2005 and 2006, respectively.

DevSys’ G&A costs decreased in 2005 due to reduced staff bonuses, although this was offset by inorganic and organic growth. G&A costs increased in 2006 due to KEG and KSI contributing a full-year’s charge. G&A costs in 2006 include £0.4 million of share-based compensation charges in accordance with FAS 123R and in 2004 and 2005 included £0.1 million and £0.4 million of deferred share-based compensation respectively, in accordance with previously applicable standards. Excluding these charges, G&A costs were 44%, 21% and 24% of revenue in 2004, 2005 and 2006, respectively.

The charges in respect of the amortization of intangibles purchased through business combination, including expensed in-process research and development, in 2004, 2005 and 2006 were £0.5 million, £0.8 million and £3.5 million, respectively. The charge of £0.5 million in 2004 relates to the expensed in-process research and development on the acquisition of Axys. The charge in 2005 represents a full year of amortization of the acquired intangibles relating to Axys plus £0.4 million relating to the intangibles arising on the acquisitions of KEG and KSI. The charge of £3.5 million in 2006 represents a full-year charge for the Axys, KEG and KSI acquisitions plus £0.6 million relating to the expensed in-process research and development arising on PowerEscape, of which certain assets were acquired during 2006.

Loss before income tax and cumulative effect of change in accounting policy. DevSys recorded a loss before income tax of £7.5 million, £5.2 million and £12.1 million in 2004, 2005 and 2006, respectively. Charges in respect of the amortization of intangibles purchased through business combination were £0.5 million, £0.8 million and £3.5 million in 2004, 2005 and 2006, respectively. DevSys’s loss before income tax includes share-based compensation charge in 2004, 2005 and 2006 of £0.3 million, £0.6 million and £2.6 million.

Cumulative effect of change in account policy. On 1 January 2006, the Company adopted FAS 123R as detailed in the section “Accounting for share-based payments” in Note 1 to the Consolidated Financial Statements. The transitional rules detailed in FAS 123R require the Company to make a remeasurement adjustment for compensation cost for liability awards that has been recognized in the current year as a cumulative effect of change in accounting policy in the income statement. The charge in the year for DevSys was £0.5 million.

Depreciation and amortization. Depreciation and amortization charges comprise depreciation of property and equipment and amortization of intangibles purchased through business combination, including expensed in-process research and development. Depreciation decreased from £3.0 million in 2004 to £2.4 million in 2005 and decreased further to £1.7 million in 2006. This decrease is due to older assets becoming fully-written down. Various licenses to use third-party technology and patents have been signed over the past several years, with their values being capitalized and amortized over their useful economic lives (generally between three and five years). The associated amortization charges in 2004, 2005 and 2006 were £nil, £0.3 million and £0.2 million, respectively. As mentioned above, charges in respect of the amortization of intangibles purchased through business combination and expensed in-process research and development in 2004, 2005 and 2006 were £0.5 million, £0.8 million and £3.5 million, respectively.

Capital expenditure. Capital expenditure represents additions of property and equipment. In 2004, 2005 and 2006 such expenditure was £1.5 million, £1.7 million and £2.1 million, respectively.

Total assets, total liabilities and net assets. Total assets in 2004, 2005 and 2006 were £18.5 million, £36.1 million and £33.6 million, respectively. The increase in 2005 is due to the acquisitions of KEG and KSI where a significant amount of goodwill and intangibles was recorded. The decrease in 2006 is primarily due to the amortization of the acquired intangibles together with foreign exchange differences on the goodwill and acquired intangibles. Total liabilities in 2004, 2005 and 2006 were £5.8 million, £12.2 million and £10.8 million, respectively. DevSys had net assets of £12.7 million, £23.9 million and £22.8 million in 2004, 2005 and 2006, respectively.

Goodwill. Goodwill in 2004, 2005 and 2006 was £6.7 million, £13.0 million and £12.8 million, respectively. Goodwill in 2004 related solely to Axys and increased in 2005 due to the acquisitions of KEG and KSI. The decrease in 2006 is due to the impact of foreign exchange difference on the Axys and KSI goodwill which is denominated in dollars.

Foreign Currency Fluctuations

Foreign currency fluctuations. The Company’s earnings and liquidity are affected by fluctuations in foreign currency exchange rates, principally the US dollar rate, reflecting the fact that most of the Company’s revenues and cash receipts are denominated in US dollars while a high proportion of its costs are in sterling. The Company reduces this US dollar/sterling risk where possible by currency hedging. Due to the high value and timing of receipts on individual licenses and the requirement to settle certain expenses in US dollars, the Company reviews its foreign exchange exposure on a transaction—by—transaction basis. It then hedges this exposure using forward contracts for the sale of US dollars, which are negotiated with major UK clearing banks. The average size of each forward contract was $5.1 million in 2004, $4.3 million in 2005 and $3.9 million in 2006. The Company also uses currency options as a further translation instrument for limited proportions of its dollar exposure. The fair values of the financial instruments outstanding at December 31, 2005 and 2006 are disclosed in Note 15 to the Consolidated Financial Statements. The settlement period of the forward contracts outstanding at December 31, 2006 is between January 9, 2007 and March 22, 2007. The settlement period of the option contracts outstanding at December 31, 2006 was between January 16, 2007 and December 18, 2007.

Contingencies and Loss Provisions

Our accounting policy with respect to loss provisions is described in “— Operating Results — Critical Accounting Policies and Estimates — Loss Provisions” above. Intellectual property disputes to which we are party are described in “Item 8. Financial Information — Legal Proceedings.”  There was no provision for these disputes as of December 31, 2006 (2005: £0.8 million) as, based on the facts and circumstances surrounding the disputes, the Company believes it will prevail in the disputes. At December 31, 2006, ARM had provided in aggregate £1.1 million (2005: nil) in relation to other legal matters, being the expected future costs to be incurred.

Risk Factors

For a discussion of the risks faced by the Company, see “Item 3. Key Information—Risk Factors.”

Recently Issued Accounting Announcements

US Accounting Standards and Pronouncements

For a description of newly adopted US accounting standards and recent US accounting pronouncements, see Note 1 to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations primarily through cash generated from operations. Over the previous three years we have received £16.5 million in cash from the issuance of shares to employees who have exercised options in the Company.

Liquidity and capital resources. The Company’s operating activities provided net cash of £46.5 million, £47.2 million and £66.1 million in 2004, 2005 and 2006, respectively.

Accounts receivable increased by £1.4 million in 2004, £21.2 million in 2005 and a further £19.0 million in 2006. This is partly due to the overall increasing revenues earned in the periods leading up to the end of the respective years, but largely to do with timing of invoicing in the respective periods. In the final week of 2006, there was significantly more invoicing to customers than in the final week of 2005 resulting in a large increase in receivables. Despite this increase, days’ sales outstanding improved from 54 at December 31, 2005 to 43 at December 31, 2006. Included within accounts receivable are amounts recoverable on contracts as discussed within deferred revenue below. Prepaid expenses increased by £3.4 million in 2004 and fell by £1.4 million in 2005 and a further £0.5 million in 2006. The increase in 2004 was due to a technology license agreement signed in the year under which amounts representing prepaid royalties will be released over the next several years. The fall in 2005 and 2006 reflected this amortization. There were no other significant movements within prepaid expenses and other current assets.

Accounts payable increased in 2004 by £1.2 million but fell by £1.9 million in 2005 and a further £0.7 million in 2006. This is purely related to the timing of receipt of supplier invoices in the respective years. Accrued liabilities increased by £2.8 million in 2004, fell by £5.6 million in 2005 and increased again by £2.1 million in 2006. The increase in 2004 was as a result of provisions for staff costs and further payments on a technology license agreement signed in the year. These fell in 2005 as payments on the technology license agreement were made and accrued employee compensation was lower in 2005 than in 2004. Similarly, the main increase in 2006 was as a result of increased staff bonus and commission provisions following a record bookings quarter in the final quarter of 2006.

At December 31, 2006, the Company recorded approximately £31.5 million of deferred revenues which represented cash or receivables scheduled to be recognized as revenues in varying amounts after December 31, 2006. At December 31, 2005, the Company recorded approximately £20.4 million of deferred revenues. Deferred revenues are an element of customer backlog, and represent amounts invoiced to customers not yet recognized as revenues in the income statement. Similarly, the Company recorded £23.8 million of amounts recoverable on contracts (“AROC”) at December 31, 2006, compared to £20.5 million at December 31, 2005. AROC represents amounts that have been recognized as revenue in the income statement but are yet to be invoiced to customers. Both deferred revenue and AROC fluctuate due to the maturity profile of ARM’s products, and invoicing milestones within contracts.

The Company believes that, given its current level of business, it has sufficient working capital for the foreseeable future.

Cash flow from operations has been used to fund the working capital requirements of the Company as well as capital expenditure. Cash outflows from capital expenditure in 2006 was £8.6 million, compared with £6.1 million in 2005 and £5.3 million in 2004. Capital expenditure increased in 2005 and 2006 with staff levels increasing and general operational assets being replaced.

In 2004, the Company acquired the entire share capitals of Axys Design Automation, Inc. and Artisan Components, Inc. for total consideration of £6.9 million and £481.7 million, respectively, with cash consideration comprising £6.9 million and £122.3 million, respectively. Cash acquired with these businesses amounted to £82.7 million.

In 2005, the Company made final payments relating to acquisition costs for Artisan of £14.4 million, as well as £1.7 million of contingent consideration from the Axys acquisition as a result of performance conditions being achieved. A further £4.3 million (net of cash acquired) was paid for the acquisitions of Keil Elektronik GmbH and Keil Software, Inc.

In 2006, the Company acquired both Falanx Microsystems AS and Soisic SA for cash consideration paid in the year of £13.4 million and £2.1 million, respectively. Further payments of £1.3 million for Soisic were made in early 2007, and additional amounts will become payable on the achievement of various post-acquisition financial milestones. Additionally in 2006, a further £1.1 million was paid for Keil (acquired in 2005) and £0.6 million for certain assets of PowerEscape, Inc.

The Company envisages making further strategic investments in the future, in situations where the Company can broaden its product portfolio, where it can obtain skilled engineering resources and where the potential for furthering ARM core-based design wins is improved significantly.

In 2004, the Company invested a total of £0.2 million in two small unlisted companies, Zeevo, Inc. and Reciva Limited, giving a minority holding of less than 3% in both companies. The investment in Zeevo, Inc. was sold in 2005. In 2005, £0.3 million was invested via convertible loan notes in Luminary Micro, Inc., a small unlisted company. A further £0.2 million was invested in Luminary in 2006.

The Company sold its investment in CSR plc in 2006 for £5.6 million.

During 2005, the Company initiated a share buyback program to supplement dividends in returning surplus funds to shareholders and this was continued in 2006. During 2005, the Company bought back over 13.9 million shares at a total cost of £16.2 million. During 2006, the Company bought back 63.6 million shares at a total cost of £76.5 million. Dividends totalling £12.4 million were also paid to shareholders during the year (2005: £10.4 million; 2004: £9.0 million). See the section “Companies Act 1985” in Note 1 to the Consolidated Financial Statements for further information on the share buybacks and dividends paid in 2006. Share option exercises in 2006 gave rise to £17.9 million cash inflow to the Company compared to £13.9 million in 2005 and £1.3 million in 2004.

It has recently come to the attention of the directors that the distributable reserves of the Company, which are required to fund both the share buyback program and interim and final dividends, had been fully utilised by May 19, 2006 (although sufficient distributable reserves were available in ARM Limited). A dividend from ARM Limited to the Company was paid on February 21, 2007, and the Company proposes to cancel the relevant shares acquired pursuant to the share buyback program by Court order to resolve the matter. See Note 1 to the Consolidated Financial Statements.

Cash, cash equivalents, short- and long-term investment and marketable securities’ balances at December 31, 2006 were £128.5 million compared to £160.9 million at December 31, 2005 and £142.8 million at December 31, 2004.

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

RESEARCH AND DEVELOPMENT

Research and development is of major importance and, as part of its research activities, the Company collaborates closely with universities worldwide and plans to continue its successful engagement with the University of Michigan. Key areas of product development for 2007 include the development of further low-power, high-performance engines for both data and control applications and ARM processors based on symmetric multiprocessor and superscalar technology. The Company is investing in future physical IP development, including lower-power, low-leakage technologies and through its recent acquisition of SOI technology to ensure leadership in this market. In addition, the Company will deliver development tools, 3D graphics and fabric IP to enable its customers to design and program system-on-chip products.

The Company incurred research and development costs of £75.5 million in 2006, £61.6 million in 2005 and £50.4 million in 2004. See “Item 4. Information on the Company—Business Overview—Research and Development” and “—Results of Operations—Research and development costs” above.

OFF-BALANCE SHEET ARRANGEMENTS AND AGGREGATE CONTRACTUAL OBLIGATIONS

Our major outstanding contractual commitments relate to rental of office facilities and certain equipment under non-cancelable operating lease agreements which expire at various dates through 2018. Our contractual commitments as of December 31, 2006 were as follows:

	Payments due by period (£’000)
	Total	Less than 1 year	1-3 years	3-5 years	Thereafter
Operating leases	52,668	16,773	22,145	4,628	9,122
Capital purchase commitments	525	525	—	—	—
Total	53,193	17,298	22,145	4,628	9,122

The Company does not have any off-balance sheet arrangements with unconsolidated entities or other persons.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT
Directors

The directors of the Company (each, a “director,” together, the “directors”) at April 2, 2007 were as follows:

Name(1)(2)	Age	Term Expires	Position
Doug Dunn OBE	62	2008	Chairman from October 1, 2006 (previously an independent Non-Executive Director)
Warren East	45	2007	Chief Executive Officer; Director
Tim Score	46	2008	Chief Financial Officer; Director

Name(1)(2)	Age	Term Expires	Position
Tudor Brown	48	2008	Chief Operating Officer; Director
Mike Inglis	47	2009	Executive Vice President, Sales and Marketing; Director
Mike Muller	48	2008	Chief Technology Officer; Director
Simon Segars	39	2008	Executive Vice President, Business Development; Director
Kathleen O’Donovan	49	2009	Independent Non-Executive Director, appointed December 7, 2006
Peter Cawdron	63	2007	Senior Independent Director (Non-Executive)
Young Sohn	51	2010	Independent Non-Executive Director, appointed April 2, 2007
Lucio Lanza	62	2007	Independent Non-Executive Director
Philip Rowley	54	2008	Independent Non-Executive Director
John Scarisbrick	54	2008	Independent Non-Executive Director
Jeremy Scudamore	59	2008	Independent Non-Executive Director

(1)	The address for each listed director is c/o ARM Holdings plc, 110 Fulbourn Road, Cambridge CB1 9NJ, UK.

(2)	Sir Robin Saxby retired as Chairman and director on October 1, 2006. Mark Templeton resigned as a Non-Executive Director on July 25, 2006.

Doug Dunn, age 62, Chairman: Doug Dunn joined the board as an independent non-executive director in December 1998 and became non-executive Chairman on October 1, 2006. He was previously President and Chief Executive Officer of ASM Lithography Holding N.V. until his retirement in December 2004. Before joining ASML, he was Chairman and Chief Executive Officer of the Consumer Electronics Division of Royal Philips Electronics N.V. and a member of the board. He was previously Managing Director of the Plessey and GEC Semiconductor divisions and held several engineering and management positions at Motorola. He was awarded an OBE in 1992. He is a non-executive director of ST Microelectronics N.V., Soitec S.A., LG. Philips LCD Co. Ltd and TomTom N.V.

Warren East, age 45, Chief Executive Officer: Warren East joined ARM in 1994 to set up ARM’s consulting business. He was Vice President, Business Operations from February 1998. In October 2000 he was appointed to the board as Chief Operating Officer and in October 2001 was appointed Chief Executive Officer. Before joining ARM he was with Texas Instruments. He is a chartered engineer, FIEE and a Companion of the Chartered Management Institute. He is a non-executive director of Reciva Limited and De La Rue plc.

Tim Score, age 46, Chief Financial Officer: Tim Score joined ARM as Chief Financial Officer and director in March 2002. Before joining ARM, he was Finance Director of Rebus Group Limited. He was previously Group Finance Director of William Baird plc, Group Controller at LucasVarity plc and Group Financial Controller at BTR plc. He is a non-executive director and Chairman of the Audit Committee of National Express Group PLC.

Tudor Brown, age 48, Chief Operating Officer: Tudor Brown was one of the founders of ARM. Before joining the Company, he was Principal Engineer at Acorn Computers, where he worked on the ARM R&D program. At ARM, he was Engineering Director and Chief Technical Officer from 1993; in October 2000, he was appointed Executive Vice President, Global Development and in October 2001, he was appointed to the board as Chief Operating Officer. He is a non-executive director of ANT plc.

Mike Inglis, age 47, Executive Vice President, Sales and Marketing: Mike Inglis joined ARM as EVP, Marketing in June 2002, and was appointed to the board in August that year. He became EVP, Sales and Marketing in January 2007. Before joining ARM, he led the UK Communications and High Technology team at A.T. Kearney Management Consultants and held a number of senior operational and strategic marketing positions at Motorola. He previously worked in marketing, design and consultancy with Texas Instruments, Fairchild Camera and Instruments and BIS Macintosh and gained his initial industrial experience with GEC Telecommunications. He is a chartered engineer and MCIM. He is a non-executive director of Superscape Group plc.

Mike Muller, age 48, Chief Technology Officer: Mike Muller was one of the founders of ARM. Before joining the Company, he was responsible for hardware strategy and the development of portable products at Acorn Computers. He was previously at Orbis Computers. At ARM he was Vice President, Marketing from 1992 to 1996 and Executive Vice President, Business Development until October 2000 when he was appointed Chief Technology Officer. In October 2001, he was appointed to the board.

Simon Segars, age 39, Executive Vice President, Business Development: Simon Segars joined the board in January 2005. He was appointed EVP, Business Development in January 2007. He was previously EVP of Engineering and then EVP, Worldwide Sales from January 2004. He joined ARM in early 1991 and has worked on most of the ARM CPU products since then. He led the development of the ARM7 and ARM9 Thumb® families. He holds a number of patents in the field of embedded CPU architectures.

Kathleen O’Donovan, age 49, Independent non-executive director: Kathleen O’Donovan joined the board in December 2006. She is a non-executive director and Chairman of the Audit Committees of Prudential plc and Great Portland Estates plc and Chairman of the Invensys Pension Scheme. She will take up her appointment as a non-executive director of Trinity Mirror plc in May 2007. Previously, she was a non-executive director and Chairman of the Audit Committee of the Court of the Bank of England and a non-executive director of O2 plc and EMI Group plc. Prior to that, she was Chief Financial Officer of BTR and Invensys and before that she was a partner at Ernst & Young.

Peter Cawdron, age 63, Senior independent director (non-executive): Peter Cawdron joined the board in March 1998 and will retire at the 2007 AGM. From 1983 to 1997 he worked for Grand Metropolitan plc, where he served as Group Strategy Development Director. He was previously Chief Financial Officer and a director of D’Arcy- MacManus & Masius Worldwide, Inc., and before that a member of the corporate finance team at S.G. Warburg & Co., Ltd. He qualified as a chartered accountant at Peat, Marwick, Mitchell & Co. in 1966. He is Chairman of GCap Media plc and Punch Taverns plc and is a non-executive director of the following UK listed companies: The Capita Group Plc, Johnston Press plc and ProStrakan Group plc.

Young Sohn, age 51, Independent non-executive director: Young Sohn joined the board in April 2007. He has extensive experience in the semiconductor industry both in Silicon Valley and in Asia. He is a director of Cymer, Inc. and M-Stream Technology Limited and an adviser to Panorama Capital, a Silicon Valley based venture capital firm. Previously he was President of the semiconductor products group at Agilent Technologies, Inc. and Chairman of Oak Technology, Inc. Prior to that he was President of the hard drive business of Quantum Corporation and, before that, Director of Marketing at Intel Corporation.

Lucio Lanza, age 62, Independent non-executive director: Lucio Lanza joined ARM as a non-executive director in December 2004 following ARM’s acquisition of Artisan. He was previously a director of Artisan, from 1996, becoming Chairman in 1997. He is currently Managing Director of Lanza techVentures, an early stage venture capital and investment firm, which he founded in January 2001. In 1990, he joined US Venture Partners, a venture capital firm, as a venture partner and was a general partner. From 1990 to 1995, he was an independent consultant to companies in the semiconductor, communications and computer-aided design industries, including Cadence Design Systems, Inc. and, from 1986 to 1989, was Chief Executive Officer of EDA Systems, Inc. He is also on the board of directors of PDF Solutions, Inc., a provider of technologies to improve semiconductor manufacturing yields. He holds a doctorate in electronic engineering from Politecnico of Milano.

Philip Rowley, age 54, Independent non-executive director: Philip Rowley joined the board in January 2005. He was Chairman and CEO of AOL Europe, the interactive services, web brands, internet technologies and e-commerce provider until February 2007. He is a qualified chartered accountant and was Group Finance Director of Kingfisher plc from 1998 to 2001. Prior to that his roles included Executive Vice President and Chief Financial Officer of EMI Music Worldwide.

John Scarisbrick, age 54, Independent non-executive director: John Scarisbrick joined the board in August 2001. He had previously worked for 25 years at Texas Instruments (TI) in a variety of roles including as Senior Vice President responsible for TI’s $5 billion ASP chip business, President of TI Europe and leader of the team that created TI’s DSP business in Houston, Texas. Before joining TI, he worked in electronics systems design roles at Rank Radio International and Marconi Space and Defence Systems in the UK. He is Chief Executive Officer of CSR plc and a non-executive director of Intrinsity, Inc.

Jeremy Scudamore, age 59, Independent non-executive director: Jeremy Scudamore joined the board in April 2004. He was Chief Executive Officer of Avecia Group (formerly the specialty chemicals business of Zeneca) until April 2006 and previously held senior management positions both in the UK and overseas with Zeneca and ICI. He has been a board member of the Chemical Industries Association and is Chairman of England’s North West Science Council. He was also a member of the DTI’s Innovation and Growth Team for the Chemical Industry and Chairman of the Innovation Team. He is a non-executive director of Stem Cell Sciences plc and Oxford Catalysts Group PLC.

Election and re-election of Directors

In accordance with Article 79 of the Company’s Articles of Association, Warren East and Lucio Lanza will retire by rotation at the Company’s Annual General Meeting (AGM) and will seek re-election at that meeting. Kathleen O’Donovan and Young Sohn retire under Article 83 of the Company’s Articles of Association and are seeking election at that meeting (see “— Directors” above for the directors’ biographies).

Executive Officers

Name(1)	Age	Position
Warren East	45	Chief Executive Officer; Director
Tim Score	46	Chief Financial Officer; Director
Tudor Brown	48	Chief Operating Officer; Director
Mike Inglis	47	Executive Vice President, Sales and Marketing; Director
Mike Muller	48	Chief Technology Officer; Director
Simon Segars	39	Executive Vice President, Business Development; Director

(1)	The address for each listed executive officer is c/o ARM Holdings plc, 110 Fulbourn Road, Cambridge CB1 9NJ, UK.

COMPENSATION

The aggregate compensation (including pension contributions) paid by the Company to all persons who served in the capacity of director or executive officer in 2006 (15 persons) was approximately £6.9 million. This includes £3.4 million of share-based compensation. This does not include expenses reimbursed to officers (including business travel, professional and business association dues and expenses) but includes amounts expended by the Company for automobiles made available to its officers and other benefits commonly reimbursed or paid by companies in the UK. Each executive officer participates in the Company’s Deferred Annual Bonus Plan under which he may receive a bonus of up to 125% of the executive’s fixed salary 50% of which is compulsorily deferred into shares and an equity match of up to 2:1 if certain targets (determined by agreement between the executive and the Remuneration Committee) are exceeded. The aggregate amount accrued by the Company during 2006 to provide pension, retirement or similar benefits for directors and executive officers was approximately £163,000.

Directors’ emoluments

The emoluments of the executive directors of the Company in respect of services to the Company were paid through its wholly-owned subsidiary, ARM Limited, whilst the non-executive directors were paid through ARM

Holdings plc, with the exception of Lucio Lanza and Mark Templeton who were paid through ARM Physical IP, Inc. (now ARM, Inc.), and were as follows:

Director	Fees	Basic salary	Benefits (2)	Bonus payments (3)	Subtotal	Pension contributions	Share-based payments 2006 (4)	Total 2006	Subtotal 2005	Pension contributions 2005	Share-based payments 2005 (4)	Total 2005
	£	£	£	£	£	£	£	£	£	£	£	£
Executive
Warren East	-	380,000	11,931	278,599	670,530	31,140	779,395	1,481,065	331,000	10,470	438,597	780,067
Tim Score	-	320,000	20,154	234,610	574,764	26,640	644,653	1,246,057	267,171	10,470	372,395	650,036
Tudor Brown	-	260,000	11,931	190,621	462,552	22,140	577,314	1,062,006	246,719	10,470	349,663	606,852
Mike Inglis	-	225,000	11,931	164,960	401,891	19,515	521,420	942,826	216,071	10,470	348,701	575,242
Mike Muller	-	225,000	11,931	158,862	395,793	19,515	522,944	938,252	226,287	10,470	349,308	586,065
Simon Segars	-	210,000	11,931	147,804	369,735	18,390	392,356	780,481	228,984	10,470	219,667	459,121
Sir Robin Saxby	-	112,500	8,948	-	121,448	25,350	1,289	148,087	154,775	26,175	-	180,950
Total	-	1,732,500	88,757	1,175,456	2,996,713	162,690	3,439,371	6,598,774	1,671,007	88,995	2,078,331	3,838,333
Non-executive
Doug Dunn	65,250	-	-	-	65,250	-	-	65,250	33,000	-	-	33,000
Peter Cawdron	37,000	-	-	-	37,000	-	-	37,000	33,000	-	-	33,000
Lucio Lanza	33,000	-	-	-	33,000	-	-	33,000	30,000	-	-	30,000
Kathleen O’Donovan (1)	2,354	-	-	-	2,354	-	-	2,354	-	-	-	-
Philip Rowley	35,728	-	-	-	35,728	-	-	35,728	30,000	-	-	30,000
John Scarisbrick	33,000	-	-	-	33,000	-	-	33,000	30,000	-	-	30,000
Jeremy Scudamore	34,000	-	-	-	34,000	-	-	34,000	30,000	-	-	30,000
Mark Templeton (1)	16,500	-	-	-	16,500	-	-	16,500	180,610	8,708	-	189,318
Total	256,832	-	-	-	256,832	-	-	256,832	366,610	8,708	-	375,318
Total	256,832	1,732,500	88,757	1,175,456	3,253,545	162,690	3,439,371	6,855,606	2,037,617	97,703	2,078,331	4,213,651

(1)	Mark Templeton’s fees are for the period up to his date of resignation on July 25, 2006. Kathleen O’Donovan’s fees are for the period from appointment on December 7, 2006.

(2)	All the executive directors receive family healthcare and annual travel insurance as part of their benefits in kind. In addition, Tim Score has the use of a company car, and Warren East, Tudor Brown, Mike Inglis, Mike Muller and Simon Segars receive a car and petrol allowance.

(3)	The bonus payments above represent the full bonus earned during 2006. According to the terms of the deferred annual bonus, 50% of this bonus is paid in cash and 50% is deferred and becomes payable in shares after three years. Details of the awards made in February 2007 in respect of these deferrals are detailed above.

(4)	Share-based payments in 2006 represent each director’s individual compensation charge as calculated under FAS 123R, which the Company adopted from January 1, 2006 (further details of this are given in Note 1 of the Consolidated Financial Statements). The amounts do not include an aggregate charge of £3,438,000, being the cumulative effect of change in accounting policy (see “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations”). Share-based payments in 2005 represent each director’s individual compensation charge as calculated under the previous applicable accounting standard. Amounts in 2006 and 2005 for each director are purely accounting measures and do not represent in any way actual cash-paid benefits.

It is the Company’s policy to allow executive directors to hold non-executive positions at other companies and receive remuneration for their services. The board believes that experience of the operations of other companies and their boards and committees is valuable to the development of the executive directors. Details of executive’s roles within other companies and their remuneration are as follows:

Warren East is a non-executive director of Reciva Limited and of De La Rue plc. The Company holds 1.43% of the issued share capital of Reciva Limited. In relation to Reciva Limited, he was awarded options on February 17, 2006 which vested monthly in equal installments as to 1,360 shares at an option price of £16.50 between March and July 2006 and as to 1,080 shares at an option price of £25.00 between August 2006 and January 2007 and received no other remuneration. In relation to De La Rue plc, he joined the board in January 2007 so did not receive remuneration in 2006.

Tudor Brown is a non-executive director of ANT plc. In this capacity he received remuneration totaling £30,000 up to December 31, 2006 (2005: £20,000). Mike Inglis is a non-executive director of Superscape Group plc. The Company holds 8.12% of the issued share capital of Superscape Group plc more details about this investment are included in Note 7 to the Consolidated Financial Statements. In this capacity, Mike Inglis received remuneration totaling £17,019 up to December 31, 2006 and options over 13,333 shares in Superscape Group plc which vested and are exercisable until January 7, 2014 at an option price of 33 pence. Tim Score is a non-executive director of National Express Group plc. In this capacity he received remuneration totaling £45,000 up to December 31, 2006.

Simon Segars was a non-executive director of Plastic Logic Limited during 2006 and in this capacity he received remuneration totaling £15,000 up to December 31, 2006 (2005: £10,000).

All the executive directors are accruing benefits under a money purchase pension scheme as a result of their services to the Company, contributions for which were all paid during the year.

Directors’ Interests

Save as disclosed in “—Share Ownership” below none of the directors has any interest in the issued share capital of the Company which is required to be notified to the Company pursuant to Section 324 or 328 of the UK Companies Act 1985 (the “UK Companies Act”) or is required pursuant to Section 325 of the UK Companies Act to be entered into the register referred to therein; nor are there any such interests of any person connected with any director within the meaning of Section 346 of the UK Companies Act the existence of which is known to, or could with reasonable diligence be ascertained by, that director.

BOARD PRACTICES

Corporate Governance

Compliance with the UK Combined Code

The Company complies and complied throughout 2006 with the Combined Code, as issued in July 2003, with the exception only that the board did not comprise a majority of independent non-executive directors throughout the year. The board has considered the overall balance between executive and non-executive directors and believes that the number of executive directors is fully justified by the contribution made by each of them. To increase the size of the board further to meet this particular provision is not considered appropriate.

Composition and operation of the board

The balance of the board and roles of the directors have undergone some changes during the year. At the date of this report, the board comprises six executive directors, seven independent non-executive directors and the Chairman. The executive directors are the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the Chief Technology Officer, the Executive Vice President, Sales and Marketing and the Executive Vice President, Business Development, all of whom play significant roles in the day-to-day management of the business. The board reviews the independence of directors on appointment and at appropriate intervals and considers that each of the seven non-executive directors is independent in character, judgment and behavior based on both participation and performance at board and committee meetings. There are no relationships or circumstances which are likely to affect the judgment of any of them. The beneficial interests of the directors in the share capital of the Company are set out in “—Share Ownership” below. In the opinion of the board these shareholdings do not detract from their independent status.

Mark Templeton stepped down as a non-executive director in July 2006 and Doug Dunn, who was an independent non-executive director, became Chairman on the retirement of Sir Robin Saxby on October 1, 2006. Kathleen O’Donovan joined the board as an independent non-executive director on December 7, 2006 and became a member of the audit and remuneration committees on January 1, 2007. She has a strong financial background and is a financial expert. The non-executive directors provide a blend of experience and considerable knowledge to the board’s deliberations. Young Sohn joined the board as an independent non-executive director on April 2, 2007. He has extensive experience in the semiconductor industry in both Silicon Valley and Asia. He will join the audit and remuneration committees in May 2007. Peter Cawdron will be retiring from the board at the AGM on May 15, 2007, having served for nine years. He will be replaced as senior independent director by Jeremy Scudamore, who has a strong background in industry and commerce. Jeremy has also taken over the role of Chairman of the remuneration committee following Doug Dunn’s appointment as Group Chairman. Lucio Lanza and John Scarisbrick both have a broad understanding of the Company’s technology and the practices of major US-based technology companies. Philip Rowley is a financial expert and has knowledge of internet technologies and

e-commerce. As part of the planned succession, Philip Rowley replaced Peter Cawdron as Chairman of the audit committee in April 2006.

The table below shows directors’ attendance at meetings which they were eligible to attend during the 2006 financial year:

	Board	Audit Committee	Remuneration Committee	Nomination Committee
Total number of meetings	8	4	4	2
Doug Dunn	7/8C	-	1/1	2/2C
Warren East	8/8	-	-	-
Tudor Brown	7/8	-	-	-
Peter Cawdron	5/8	2/4	3/4	1/2
Mike Inglis	7/8	-	-	-
Lucio Lanza	8/8	4/4	-	2/2
Mike Muller	8/8	-	-	-
Kathleen O’Donovan(1)	1/1	-	-	-
Philip Rowley	6/8	4/4C	-	-
John Scarisbrick	6/8	2/4	3/4	2/2
Jeremy Scudamore	8/8	4/4	4/4C	-
Tim Score	8/8	-	-	-
Simon Segars	8/8	-	-	-
Sir Robin Saxby(2)	6/6	-	-	2/2
Mark Templeton(3)	5/5	-	-	-

(1)	Kathleen O’Donovan was appointed to the board on December 7, 2006 and to the audit and remuneration committees on January 1, 2007.

(2)	Sir Robin Saxby retired from the board on October 1, 2006.

(3)	Mark Templeton resigned from the board on July 25, 2006.

C	Chairman

There is a procedure in place for additional meetings or conference calls on any pertinent issues to be organized as necessary during the year. In addition, the Chairman held at least two meetings with the non-executive directors without the executives present and the non-executive directors met on at least one occasion without the Chairman being present.

The board has an established procedure for individual directors, who consider it necessary in the furtherance of their duties, to obtain independent professional advice at the Company’s expense. In addition all members of the board have access to the advice of the Company Secretary.

The board is committed to high standards of corporate governance and business integrity, which it believes are essential to maintaining the trust of investors and other stakeholders in the Company. The board is responsible for setting the Company’s strategic aims and standards of conduct, monitoring performance against the business plan and budget prepared by the executive directors and ensuring that the necessary financial and human resources are in place for it to meet its objectives.

The board and all employees are subject to a Code of Business Conduct and Ethics, a copy of which is published on the corporate website at www.arm.com. The board has a formal schedule of matters specifically reserved for its decision, which includes the approval of major business matters, policies and operating and capital expenditure budgets. The board is also responsible for sanctioning unusual commercial arrangements such as atypical license agreements and investments. The board delegates authority to various committees that are constituted within written terms of reference and chaired by independent non-executive directors where required by the Combined Code.

The board undertakes an annual board evaluation. During 2006, this exercise was conducted internally with each director completing a questionnaire and was facilitated by the Company Secretary. The evaluation covered board performance, processes, committees, composition, skills, director induction and performance of individual directors against ten criteria. The overall conclusion was that individual board members are satisfied that the board works well. They are also satisfied with the contribution made by their colleagues and that board committees operate properly and efficiently. Various recommendations resulted from the evaluation which have been discussed by the board and will be reviewed and acted upon by the board in 2007, as appropriate. It is intended that there will be a further board evaluation each year, involving external consultants as and when the board deems appropriate. A full, formal induction program is arranged for new directors, tailored to their specific requirements, the aim of which is to introduce them to key executives across the business and to enhance their knowledge and understanding of the Company and its activities. The Company has a commitment to training and all directors, executive or non-executive, are encouraged to attend suitable training courses at the Company’s expense.

Before each meeting, the board is furnished with information concerning the state of the business and its performance in a form and of a quality appropriate for it to discharge its duties. The ultimate responsibility for reviewing and approving the annual report and accounts and the quarterly reports, and for ensuring that they present a balanced assessment of the Company’s position, lies with the board.

The board delegates day-to-day responsibility for managing the Company to the executive committee and has a number of other committees, details of which are set out below.

Executive committee

The executive committee is responsible for implementing the strategy approved by the board. Among other things, this committee is responsible for ensuring that the Company’s budget and forecasts are properly prepared, that targets are met, and generally managing and developing the business within the overall budget. Variations from the budget and changes in strategy require approval from the main board of the Company. The executive committee, which meets monthly, comprises the executive directors and the directors of ARM Limited, which now include the Company Secretary, and meetings are attended by other senior operational personnel, as appropriate.

Audit committee

The audit committee has written terms of reference which are published on the corporate website at www.arm.com. The committee has responsibility for, among other things, monitoring the integrity of the financial statements of the Company and any formal announcements relating to the Company’s financial performance, and for reviewing any significant financial reporting judgments contained in them; reviewing the Company’s internal controls and risk management systems; making recommendations to the board in relation to the appointment, remuneration and resignation or dismissal of the Company’s external auditors; reviewing and monitoring the external auditors’ independence and objectivity and the effectiveness of the audit process; developing and implementing policy on the engagement of the external auditors to supply non-audit services; and considering compliance with legal requirements, accounting standards, the Listing Rules of the Financial Services Authority and the requirements of the SEC. There is a procedure in place for the committee to receive reports of any whistleblowing incidents from the compliance committee. No such incidents were reported in 2006 or, to date, in 2007.

The committee also keeps under review the value for money of the audit and the nature, extent and cost-effectiveness of the non-audit services provided by the auditors. The committee has discussed with the external auditors their independence, and has received and reviewed written disclosures from the external auditors as required by the Auditing Practices Board’s International Standard on Auditing (ISA) (UK and Ireland) 260 “Communication of audit matters with those charged with governance”, as well as those required by the US Independence Standards Board’s Standard No. 1, “Independence discussions with audit committees”. To avoid the possibility of the auditors’ objectivity and independence being compromised, the Company’s tax consulting work is carried out by the auditors only in cases where they are best suited to perform the work. In other cases, the Company has engaged another independent firm of accountants to perform tax consulting work. The Company does not normally award general consulting work to the auditors. From time to time, however, the Company will engage the auditors to perform work on matters relating to human resources and royalty audits. The Company may also seek professional advice from another firm of independent consultants or its legal advisers.

The current audit committee comprises Philip Rowley (Chairman), Kathleen O’Donovan, Lucio Lanza and Jeremy Scudamore. Philip Rowley is the financial expert as defined in the U.S. Sarbanes-Oxley Act 2002 (“SOX”) and Kathleen O’Donovan and Peter Cawdron are also qualified to fulfill this role. The external auditors, Chief Executive Officer, Chief Financial Officer and the Company Secretary attend all meetings in order to ensure that all the information required by the audit committee for it to operate effectively is available. Representatives of the Company’s external auditors meet with the audit committee at least once a year without any executive directors being present.

Remuneration committee

The remuneration committee has responsibility for determining and agreeing with the board, within agreed terms of reference, the Company’s policy for the remuneration of the executive directors and the individual remuneration packages for each executive director. This includes basic salary, annual bonus, the level and terms of conditional awards under the Long Term Incentive Plan and the terms of performance conditions that apply to such benefits, pension rights and any compensation payments. Where the remuneration committee considers it appropriate, the committee will make recommendations in relation to the remuneration of senior management. The committee also liaises with the board in relation to the preparation of the board’s annual report to shareholders on the Company’s policy on the remuneration of executive directors and in particular the directors’ remuneration report, as required by the Companies Act 2005, the Combined Code and the Listing Rules of the Financial Services Authority.

Chairmanship of the committee passed to Jeremy Scudamore on October 1, 2006, on the appointment of Doug Dunn as Company Chairman and the other members are Peter Cawdron, and Kathleen O’Donovan (who was appointed with effect from January 1, 2007 in place of John Scarisbrick). The committee met four times during 2006. Given their diverse experience, the three independent non-executive directors are able to offer a balanced view with respect to remuneration issues for the Company. The committee has access to professional advice from external advisers (generally appointed by the Executive Vice President, Human Resources) in the furtherance of its duties and makes use of such advice. During 2006, KPMG provided advice on the new Deferred Annual Bonus Plan and Employee Equity Plan, Linklaters provided legal services, Deloitte and the Executive Vice President, Human Resources, have provided other advice or services to the committee and to the Company. The Chief Executive Officer and the Executive Vice President, Human Resources, normally attend for part of remuneration committee meetings. No director is involved in deciding his own remuneration.

Following an extensive review of executive remuneration by the remuneration committee, a new Deferred Annual Bonus Plan for executive directors and senior managers and an Employee Equity Plan for all other employees were approved by shareholders at the 2006 AGM. These plans brought the remuneration structure more closely in line with UK market norms, increased alignment between remuneration and financial performance and strengthened the retention aspect of the deferred bonus. Cessation of option grants to executive directors (other than in exceptional circumstances) and the reduction from three plans to two for executive directors and senior managers, together with the move away from options to shares for all employees reduces potential dilution and simplifies remuneration arrangements.

Nomination committee

The nomination committee leads the process for board appointments and makes recommendations to the board in relation to new appointments of executive and non-executive directors and on board composition and balance. The terms of reference of the nomination committee are published on the Company’s website www.arm.com. It is chaired by Doug Dunn, and the other members are Peter Cawdron, John Scarisbrick and Lucio Lanza. The committee considers the roles and capabilities required for each new appointment, based on an evaluation of the skills and experience of the existing directors. In relation to the appointment of new directors, the services of external search consultancies are generally used.

In relation to the appointment of Doug Dunn as Chairman during 2006, the board considered that he had all the skills and experience to meet the demands of the role and unanimously approved his appointment without the need for an external search. The appointments of Kathleen O’Donovan and Young Sohn followed the prescribed procedure laid down by the nomination committee and involved the use of external search consultants.

Internal control/risk management

The Company fully complies with the Combined Code’s provisions on internal control, having established procedures to implement the guidance in the Turnbull Report (2005). The board has established a continuous process for identifying, evaluating and managing the significant risks faced by the Company.

The board confirms that the necessary actions have been or are being taken to remedy any significant failings or weaknesses identified from this process.

The board of directors also has overall responsibility for ensuring that the Company maintains an adequate system of internal control and risk management and for reviewing its effectiveness. During 2006, a considerable amount of resource and effort was committed to the project to achieve compliance with section 404 of SOX, which was successfully completed in relation to the 2006 year end (see “Item 15. Controls and Procedures”). The processes and procedures which were successfully integrated into day-to-day business operations during 2006 provide a sustainable framework for compliance in 2007 and beyond. The board has reviewed the system of internal control, including internal financial controls, which has been in place for the year under review and up to the date of approval of the annual report. Such systems are designed to manage rather than eliminate the risks inherent in a fast-moving, high-technology business and can, therefore, provide only reasonable and not absolute assurance against material misstatement or loss.

The Company has a number of other committees which contribute to the overall control environment:

•
A risk review committee consisting of the Chief Technology Officer, the Chief Financial Officer, the Financial Controller and the Company Secretary which receives and reviews quarterly reports from the business units and corporate functions. The committee is responsible for identifying and evaluating risks which may impact the Company’s strategic and business objectives and for monitoring the progress of actions designed to mitigate such risks. The risk review committee reports formally to the executive committee twice a year where its findings are considered and challenged and, in turn, the executive committee reports to the board once a year.

•
A compliance committee consisting of the General Counsel, the Chief Operating Officer, the Chief Financial Officer, the EVP Business Development, the EVP Human Resources, the Director of Quality, the Director of IT and the Company Secretary. The committee oversees compliance throughout the business with all appropriate international regulations, trading requirements and standards, including oversight of financial, employment, environmental and security processes and policies. The compliance committee reports to the audit committee.

•
A disclosure committee in compliance with SOX which comprises the Chief Executive Officer, the Chief Financial Officer, the Financial Controller, the General Counsel, the VP Investor Relations and the Company Secretary. The committee is responsible for ensuring that disclosures made by the Company to its shareholders and the investment community are accurate, complete and fairly present the Company’s financial condition in all material respects.

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

Ernst & Young has been retained by the Company during 2006 to provide skilled resource to assist with management’s keeping of processes and procedures for compliance with section 404 of SOX.

Any significant control failings identified are brought to the attention of the compliance committee and undergo a detailed process of evaluation of both the failing and the steps taken to remedy it. There is then a process for escalation of any significant control failures to the audit committee.

Corporate, social and ethical policies

While the Company is accountable to its shareholders, it also endeavors to take into account the interests of all its stakeholders, including its employees, customers and suppliers and the local communities and environments in which it operates. The Chief Financial Officer takes responsibility for matters relating to corporate, social and ethical policies and these matters are considered at board level. A corporate social responsibility report is described under “ - Corporate social responsibility report”, below, and also on the Company’s website www.arm.com. The Company’s Code of Business Conduct and Ethics is available on the Company’s website www.arm.com. The Company also operates a whistleblowing policy which provides for employees to have access to senior management to raise concerns in strict confidence about any unethical business practices. These procedures were enhanced during 2006 by the addition of a facility to make reports by telephone to an independent third party through a whistleblowing hotline.

As a company whose primary business is the licensing of IP, employees are highly valued and their rights and dignity are respected. The Company strives for equal opportunities for all its employees and does not tolerate any harassment of, or discrimination against, its staff. In November 2006 ARM was chosen as UK Business of the Year at the National Business Awards, an award taking account of market leadership, innovation, growth and financial return. In January 2007, ARM was recognized as European Business of the Year, competing against other national award winners within the European Union. Further, at the Management Today awards in November 2006 for Britain’s Most Admired Companies, ARM was recognized as the company with the “greatest capacity to innovate”. Whilst these awards were for companies with headquarters in the UK or the European Union, they recognize the efforts of all ARM employees worldwide. The Company endeavors to be honest and fair in its relationships with its customers and suppliers and to be a good corporate citizen respecting the laws of the countries in which it operates.

Environmental policies

The Company’s premises are composed entirely of offices since it has no manufacturing activities. Staff make use of computer-aided design tools to generate IP. This involves neither hazardous substances nor complex waste emissions. With the exception of Development Systems products, the majority of “products” sold by the Company comprise processor and physical IP designs that are delivered electronically to customers.

The Company recognizes the increasing importance of environmental issues and these are discussed at board level where the Chief Financial Officer takes responsibility for them. A number of initiatives in this area have continued in 2006. The Company’s environmental policy is published on its website www.arm.com within the Corporate Social Responsibility (“CSR”) report. An environmental action plan is implemented through various initiatives. These include monitoring resource consumption and waste creation so that targets set for improvement are realistic and meaningful, ensuring existing controls continue to operate satisfactorily and working with suppliers to improve environmental management along supply chains. Energy usage and resource consumption data is published in the Company’s CSR report on its website.

At the 2007 AGM, resolutions will be proposed to amend the Articles of Association in line with the Companies Act 2006 to enable the Company to send information to shareholders electronically and make documents available through the website rather than in hard copy, which will provide both environmental and cost benefits. Shareholders can opt to continue receiving a printed copy of the annual report if they prefer.

Health and safety

Although ARM operates in an industry and in environments which are considered low risk from a health and safety perspective, the safety of employees, contractors and visitors is a priority in all ARM workplaces worldwide. Continual improvement in safety management systems is achieved through detailed risk assessments to identify and eliminate potential hazards and occupational health assessments for employees. More detail about the Company’s approach to environmental matters and health and safety is included in the CSR report described under “—Corporate social responsibility report”, below.

Information and Communication with shareholders

The board makes considerable efforts to establish and maintain good relationships with shareholders. The main channel of communication continues to be through the CEO, the CFO and the VP Investor Relations, although the Chairman, the senior independent director and the other non-executive directors remain willing to engage in dialogue with major shareholders as appropriate. The Chairman met with one major institutional shareholder at its request during 2006.

There is regular dialogue with institutional shareholders throughout the year other than during close periods. The board also encourages communication with private investors and part of the Company’s website is dedicated to providing accurate and timely information for all investors including comprehensive information about the business, its Partners and products, all press releases, RNS announcements and SEC filings. At present, around 20 analysts write research reports on the Company. The Company publishes telephone numbers on its website enabling shareholders to listen to earnings presentations and audio conference calls with analysts and webcasts of the AGM and other key presentations are also made available through the website. Members of the board, including some of the non-executive directors, attend the annual analysts’ day and develop an understanding of the views of major shareholders through any direct contact that may be initiated by shareholders, or through analysts’ and brokers’ briefings. The board also receives feedback from the Company’s financial PR advisers, who obtain feedback from analysts and brokers following investor roadshows. All shareholders may register to receive the Company’s press releases via the internet.

The board actively encourages participation at the Annual General Meeting, scheduled for May 15, 2007, which is the principal forum for dialogue with private shareholders. A presentation will be made outlining recent developments in the business and an open question-and-answer session will follow to enable shareholders to ask questions about the business in general.

The resolutions put to shareholders at the meeting and the voting results will be published via RNS and the SEC and will be available on the Company’s website.

Corporate social responsibility report

ARM considers itself to be a good corporate citizen and continually strives to improve its performance in this area. The Company aims to reduce the impact it makes on the environment and to make positive connections with the communities in which it operates. Considerable efforts are made to communicate effectively with the Company’s shareholders, partners, suppliers and employees.

The Company is a corporate member of the Institute of Business Ethics (“IBE”) and was one of the first members of the GoodCorporation, which was founded in 2001 to help organizations to develop, manage and monitor their corporate responsibilities. Based on principles set out by the IBE, the GoodCorporation charter enables companies to measure how effective they are in achieving these responsibilities. The charter includes being verified against a 62-point charter standard covering the fair treatment and protection of its employees, customers, suppliers, shareholders, the community and the environment. This independent verification process is repeated each year and, during 2006, the Company successfully retained its membership. The GoodCorporation assessment satisfied some of the testing requirements for SOX compliance in 2006. In addition, ARM is listed on the FTSE4Good Index, is a member of Business in the Community and takes part in its Business in the Environment Index and Corporate Responsibility Index each year.

The environment

The Company’s business focuses on designing IP which enables devices to use less power and, as a result, to be more environmentally friendly. Its activities do not produce harmful waste or emissions and the Ethical Investment Research Service (EIRIS) grades ARM as an environmentally “low impact” business. Nevertheless, environmental performance is monitored to enable targets to be set, for example reducing resource usage, increasing the amount recycled and controlling carbon emissions through energy use. The Company can demonstrate an increase in paper and packaging recycling, improved facilities to promote recycling of these and other materials and increased recycling initiatives with much impetus being created by employees themselves. Energy usage is now monitored across an increased number of sites to understand how it is used, which aids the setting of new targets. The monitoring of larger sites in 2007 will see a web-based resource made available so that all employees can understand the environmental impact and their role in reducing it. Renewable energy sources have also been investigated and are planned for 2007 where the majority of the UK sites will be supplied with power through green tariffs. Application of a greener policy on energy procurement will be extended to other ARM locations globally. Where the policy cannot be applied, such as in smaller serviced offices, ARM is committed to offsetting its carbon impact. There are recycling bins for aluminium cans in the majority of the Company’s offices and air conditioning systems run on non-ozone-depleting refrigerants.

The supply of company cars is discouraged and in a Company of over 1,600 people, there are less than 30 company cars. Employees are encouraged to cycle to work through the provision of improved facilities at the Company’s offices, to share car journeys, or to use public transport. Business travel is important in maintaining ARM’s very effective partnership network but ways in which it can be reduced are regularly reviewed and, where possible, travel is reduced through the use of video conferencing equipment.

The Company has continued to work closely with the British Safety Council in 2006 to establish ways to formalize its environmental objectives and performance as well as implementing recommendations made through working with The Carbon Trust. A Facilities Summit was held in 2006 where the sustainability of ARM Built Environments dominated the agenda. ARM invited key suppliers to the event, which concluded with a commitment to consider the environmental case in the provision of facilities and infrastructure to ARM’s business operations. To this end, ARM is working with suppliers and service providers to provide sustainable solutions wherever practicable.

Connecting with local communities

The Company aims to be a good corporate citizen of the communities in which it operates and supports local initiatives and fundraising. In the UK, the focus has been on educational projects, particularly for pupils who are interested in mathematics, science, IT and business subjects. This support is sometimes financial and sometimes in the form of providing employees’ time and skills. ARM has established relationships with the local business community and is a founding member of The Learning Collaboration (“TLC”) within the Cambridge business community in the UK. The TLC enables member companies to pool resources to collaborate to learn, improving the quality, availability and value of training and related services.

Supporting education. ARM’s support for education stretches from financial sponsorship of science/IT-related education initiatives, donations of redundant computer equipment to schools and education charities, working on extra-curricular engineering projects with school and college students and working on specific projects with students at management schools. The Company supports the Engineering Education Scheme, Young Engineers and contributes funding to train the UK team for the International Maths Olympics. ARM’s University Program directly engages with universities worldwide, designing course material, providing technical seminars, donating equipment and software and offering assistance to students. ARM has now worked with universities in nearly every region of the world including the EU, North and South America, Australia and with new initiatives in India and China. This reflects ARM’s commitment to help universities produce graduates with the necessary skills that its partners need. In addition, the Company has some formal involvement with a number of universities. The Chairman Emeritus, for example, is a visiting professor at Liverpool University in the UK.

Supporting good causes. ARM encourages employees to support their local communities. Some are school governors, some organize events to raise money, others support charities directly. In India, ARM employees have given time and donations to help children at a local orphanage. In the US, ARM employees have supported a variety of charitable organizations including those supporting sufferers of cancer, multiple sclerosis, diabetes and AIDS. The Company “doubles the efforts” of employees who raise money for approved charities by matching the funds they raise (with the exception of political donations or other non-approved causes). Charities supporting the care of premature babies, sufferers of heart disease and those with autism or colitis and Crohn’s disease have been some of the beneficiaries of this scheme.

Connecting with employees

ARM’s aim is to attract and retain the best people available by being a good and ethical employer. The skills, knowledge and motivation of employees are crucial to ARM’s success. The Company promotes and supports individuals and teams through on-the-job and formal training, coaching and mentoring. A comprehensive portfolio of learning and development opportunities is available to all employees, depending upon their needs and career aspirations. Every effort is made to keep employees well informed about the Company and matters that affect them. This is done through both formal and informal communication methods across all offices worldwide and includes employee consultation groups in regions where they are culturally appropriate. The Company also carries out a regular, comprehensive, global opinion survey to monitor employee views and to provide valuable input on how the Company operates. The Employee Assistance Program helps staff and their families with issues such as care for children or elderly relatives, legal and health advice and stress or other counseling.

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

Benefits. Employees receive benefits including private medical/healthcare; health, travel and life insurance; pensions/401k plan; sabbaticals; flexible working; restricted shares under the employee equity plan and a Save As You Earn share scheme. The Company supports family friendly initiatives and offers a child care voucher scheme for UK tax payers. Flexible working arrangements are available for all employees, regardless of whether they have children. Understanding and acceptance of national and cultural diversity is encouraged by giving employees the opportunity to work in offices other than in their home country, where appropriate.

Accessibility

The Company endeavors to provide access to all whether through building design to allow easy disabled access or through improving access to our website for those with visual impairments.

Health and safety

The safety and welfare of employees, contractors and visitors is a priority. ARM measures and analyzes all accidents and “near misses” as part of its continuous improvement in this area. This data along with sickness data is monitored to ensure trends are understood and action taken to reduce these occurrences. To date ARM has had no serious issues and retains a very low accident rate. Despite the low-risk nature of its operations ARM aims to provide a safe, secure and sustainable working environment for all employees and stakeholders. The Company is verified by GoodCorporation each year to ensure that its health and safety requirements are met and in addition its UK offices are audited by the British Safety Council. With the UK legislative framework being seen as one of the most developed, ARM has adopted this as a corporate standard in health and safety provision to all sites worldwide. To this end ARM engaged the British Safety Council to audit its two largest sites outside the UK in 2006, Sunnyvale, California and Bangalore, India. In the UK, there is a health and safety committee and all other ARM offices have fire wardens and first aiders. Health and safety is high on the agenda and there has been an increase in the amount of communication with employees particularly on occupational health matters. Health and safety issues are communicated through different media including the intranet and an extensive health and safety workshop is run as part of the Company’s induction process.

Going concern

After reviewing the 2007 budget and longer term plans, the directors are satisfied that, at the time of approving the financial statements, it is appropriate to adopt the going concern basis in preparing the financial statements of the Company.

Statement of Directors’ Responsibilities

The directors are responsible for preparing the annual report, remuneration report and financial statements in accordance with applicable law and regulations.

UK Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing those financial statements, the directors, are required to:

•	Select suitable accounting policies and apply them consistently;

•	Make judgments and estimates that are reasonable and prudent;

•	State whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

•	Prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the Company will continue in business.

The directors confirm that they have complied with the above requirements in preparing the financial statements. The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and for ensuring that the financial statements comply with the Companies Act 1985. They are also responsible for the system of internal control, for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

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

Remuneration policy

The remuneration committee, in its deliberations on the remuneration policy for the Company’s directors, seeks to give full consideration to the principles set out in the Combined Code. The committee also monitors developments in the accounting for equity-based remuneration on an ongoing basis.

The Company operates a remuneration policy and framework for executive directors designed to ensure that it attracts and retains the high-quality management skills necessary to achieve a high level of corporate performance, in line with the best interests of shareholders. This policy seeks to provide rewards and incentives for the remuneration of executive directors that reflect their performance and align with the objectives of the Company. These comprise a mix of performance-related and non-performance-related remuneration. The committee believes that a director’s total remuneration should seek to recognize his worth in the external market and, to this end, operates a policy of paying base salaries which are in line with the market median, as part of a total remuneration package which is upper quartile . The committee believes that this is justified, recognizing that more than 50% of total potential remuneration is performance-related. The committee obtains information about the external market from various surveys, including the Watson Wyatt High Technology and Executive Reward Surveys and the Deloitte Executive Directors’ Remuneration Survey.

The nature of the Company’s development has meant that there has been a good deal of focus on the attainment of short-term objectives with a high level of variable remuneration. In 2006, variable remuneration consisted of three elements: annual cash bonus, a conditional award under the Long Term Incentive Plan and a final award of discretionary share options to provide potential benefits in 2009, when there would otherwise be a gap because deferred shares under the deferred bonus plan will not vest until 2010. As described above this will reduce to two elements in 2007, both of which are performance-related and, as a result, more than half of each executive director’s remuneration is targeted to be performance linked. A shareholding guideline is in place for executive directors and certain senior managers who are required to build up a holding of shares in the Company over a period of five years. The shareholdings may be built up of shares received under the Company’s share option schemes and/or the Long Term Incentive Plan and/or the Deferred Annual Bonus Plan and, in the case of executive directors, the required holding is 100% of basic salary.

Incentive arrangements

The remuneration committee aims to ensure that individuals are fairly rewarded for their contribution to the success of the Company. The various incentive schemes that comprise the remuneration packages of executive directors and senior managers are described below:

Deferred Annual Bonus Plan

There is a strong bonus element to executive directors’ remuneration and for 2006 a bonus of up to 125% of base salary (including a personal performance multiplier which flexes the payment by 0.75 to 1.25), could have been earned through the Deferred Annual Bonus Plan if all targets were met. There is compulsory deferral into shares of 50% of the bonus earned and an opportunity to earn an equity match of up to 2:1, subject to achievement of an EPS performance condition. Deferred shares and any matching shares earned will normally be transferred three years from the date of award. Payment of bonus is subject to the achievement of US$ revenue and EPS targets set by the remuneration committee, which are directly related to the Company’s financial results and encourage the achievement of the Company’s short-term financial goals. The bonuses payable to executive directors in respect of performance during 2006 are shown in the table under “—Compensation—Directors’ emoluments”, above, and are in the range 70% to 73% of base salary, 50% of which was compulsorily deferred into shares. At EPS growth equal to the increase in the Consumer Prices Index (“CPI”) plus 4% per annum, the deferred shares will be matched on a 0.3:1 basis, rising to 2:1 when EPS growth is in excess of CPI plus 12% per annum. While the deferral can only be forfeited for gross misconduct, the matching shares are subject to forfeiture for “bad leavers”. For 2007, 50% of bonus is dependent on achieving the US$ revenue target and 50% on achieving the EPS target. Maximum bonus is 125% of base salary depending on the personal performance multiplier described above.

Employee Equity Plan

The Employee Equity Plan, approved at the 2006 AGM, operated for 2006 in place of the Employee Share Option Schemes. The introduction of this plan reflects the shift in market practice away from options and towards free shares. However, to enable the Company to respond to any future changes in market conditions, this plan provides the flexibility to grant either shares or options, with a “currency conversion” between the two to ensure that awards are of a similar value to employees and a similar cost to the Company. Under this plan it is intended that free shares or options will be granted to employees on an annual basis up to a limit set for each grade and equivalent to grant values under the existing Executive Share Option Scheme. In the three major employing countries and other countries as may be appropriate, the new Employee Equity Plan may involve the use of government approved plans to deliver awards in a tax efficient manner. The Employee Equity Plan has three related overseas sub-plans, the French sub-plan, the USA sub-plan and the Indian sub-plan which are substantially the same as the Employee Equity Plan except that they have been structured to take account of local requirements and tax benefits for employees applicable in the France, the United States and India.

U.S. Employee Stock Purchase Plan

A U.S. Employee Stock Purchase Plan (“ESPP”) approved at the 2006 AGM was not operated in 2006. All employees and executive directors of designated subsidiary companies are eligible to participate in offerings under the ESPP except where prohibited by law and subject to the employee or director having been employed by a designated subsidiary for at least six months (or shorter period specified by the share schemes committee). Each offering will be for a period of between 6 and 24 months. During an offering period participating employees will have deductions made from their post tax salaries which will be retained by the Company or relevant designated subsidiary. The deductions will be for a whole percentage of the participating employee’s gross pay (before tax and social security) subject to a maximum deduction of 10% of gross pay.

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

The exercise price of the options will be set by the share schemes committee on the offering date and may be specified by reference to a proportion of the fair market value of the shares on the offering date, a proportion of the fair market value of the shares on the exercise date or both of these. However, in all cases the exercise price of options will not be less than the lower of:

•	85% of the fair market value of the shares on the offering date; and

•	85% of the fair market value of the shares on the exercise date.

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

Subject to the above overriding limit, the ESPP also provides (as required by U.S. tax law) a numerical limit on the number of shares which may be issued under the ESPP. The limit in the ESPP has been set at 25,000,000 shares (equivalent to approximately 1.8% of the Company’s current issued share capital).

Existing option schemes

The grant of options under the existing share option schemes ceased once the new Deferred Annual Bonus Plan and the new Employee Equity Plan were approved by shareholders at the 2006 AGM. These plans have the facility for option grants to be made, but this will be done only in exceptional circumstances. In line with practice among the Company’s peers in the technology sector, there are generally no performance conditions attached to the issue or exercise of discretionary options under the existing schemes, except for those issued to executive directors where performance conditions based on real EPS growth apply. Share options issued to executive directors prior to their appointment to the board of the Company do not have performance conditions attached to them. However, discretionary options issued to executive directors after their appointment to the board of the Company have performance conditions attached to them. These discretionary options will vest after seven years, but may vest after three years from grant if the performance conditions are satisfied.

The performance conditions applicable to the Long Term Incentive Plan are based on total shareholder return (“TSR”) rather than EPS, providing the link to performance against an appropriate peer group.

These performance conditions were selected having regard to the position of the Company within its sector and the nature of the companies against which it competes to attract and retain high caliber employees. The Committee believes that the performance conditions represent the correct balance between being motivational and challenging.

Pensions

The Company does not operate its own pension scheme but makes payments into a Company personal pension plan, which is a money purchase scheme. For executive directors, the rate of Company contribution is 10% of the executive’s basic salary.

Executive Director Service Contracts

Executive directors have “rolling” service contracts that may be terminated by either party on one year’s notice. The service contracts also terminate when executive directors reach age 65. These agreements provide for each of the directors to provide services to the Company on a full-time basis and contain restrictive covenants for periods of three to six months following termination of employment relating to non-competition, non-solicitation of the Company’s customers, non-dealing with customers and non-solicitation of the Company’s suppliers and employees. In addition, each service agreement contains an express obligation of confidentiality in respect of the Company’s trade secrets and confidential information and provides for the Company to own any intellectual property rights created by the directors in the course of their employment.

The dates of the service contracts of each person who served as an executive director during the financial year are as follows:

Director	Date
Warren East	January 29, 2001
Tim Score	March 1, 2002
Tudor Brown	April 3, 1996
Mike Inglis	July 17, 2002
Mike Muller	January 31, 1996
Simon Segars	January 4, 2005
Sir Robin Saxby (retired October 1, 2006)	January 31, 1996

Where notice is served to terminate the appointment, whether by the Company or the executive director, the Company in its absolute discretion shall be entitled to terminate the appointment by paying to the executive director his salary in lieu of any required period of notice.

Each of the executive officers has the right to participate in relation to existing grants in the various share option schemes and plans described below (other than the Incentive Stock Option Plan, the Savings Related Plan and the Employee Stock Purchase Plan, which are designed for employees in the United States). The grant of options under the existing share option schemes and plans ceased once the new Deferred Annual Bonus Plan and the new Employee Equity Plan were approved by shareholders at the 2006 AGM. Executive officers still have the right to participate in the Save as You Earn (“SAYE”) Scheme.

Although eligible for the new Employee Equity Plan, it is not currently envisaged that the executive officers will participate in this plan which is designed for employees who do not participate in the new Deferred Annual Bonus Plan.

Non-executive Directors

During 2006, the Chairmen of the audit and remuneration committees and the senior independent director each received a total fee of £37,000 per annum and the other non-executive directors each received a total fee of £33,000 per annum. These fees were arrived at by reference to fees paid by other companies of similar size and complexity, and reflected the amount of time non-executive directors were expected to devote to the Company’s activities during the year, which is between 10 to 15 working days a year. The remuneration of the non-executive directors is set by the board and their term of appointment is three years. Non-executive directors do not have service contracts, are not eligible to participate in bonus or share incentive arrangements and their service does not qualify for pension purposes or other benefits. No element of their fees is performance-related. Share options held by Lucio Lanza were granted prior to the Company’s acquisition of Artisan and share options held by Mark Templeton (who resigned on July 25, 2006) were granted prior to his change of status from executive to non-executive director in October 2005.

EMPLOYEES

At December 31, 2006, the Company had 1,659 full-time employees, including 582 in the United States where Brent Dichter is general manager of ARM, Inc., 31 in Japan where Takafumi Nishijima is president of ARM KK, 10 in South Korea, where Young Sub Kim is president of ARM Korea Limited, 8 in Taiwan, where Philip Lu is Chairman of ARM Taiwan Limited, 1 in P.R. China where Jun Tan is Director of ARM Consulting (Shanghai) Co. Ltd, and 203 in India where Gurumoorthy Ganesan is Managing Director of ARM Embedded Technologies Pvt. Limited.

The table below sets forth the number of Company employees by function and by location at year end for the periods indicated:

	Year ended December 31,
	2004	2005	2006
Total	1,171	1,324	1,659
Function
Research and Development	739	846	1,083
Marketing and Sales	282	297	337
Finance and Administration	150	181	239
Location
Europe	631	683	824
United States	450	481	582
Far East and India	90	160	253

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

SHARE OWNERSHIP

The following table sets forth, as of March 28, 2007, certain information as to the shares and outstanding options to subscribe for shares held by (i) each executive officer and director of the Company holding options and (ii) all executive officers and directors of the Company, as a group. As of March 28, 2007, there were 1,399,774,696 shares outstanding and options with respect to 70,768,559 underlying shares are exercisable within 60 days of March 28, 2007.

Name	Beneficial Ownership Number(2)	Beneficial Ownership Percentage	Number of Shares underlying options(1)	Weighted average exercise price (per Share)(1)	Exercise prices and Expiration dates
Tudor Brown	2,807,064	0.20%	1,979,900	£1.04	(3)
Peter Cawdron	98,000	0.01%	—	—	—
Doug Dunn	48,000	less than 0.01%	—	—	—
Warren East	1,812,303	0.13%	2,675,825	£1.10	(4)
Mike Inglis	661,286	0.05%	1,230,285	£1.37	(5)
Lucio Lanza	1,578,552	0.11%	301,261	£0.60	(9)
Mike Muller	2,296,211	0.16%	1,122,078	£1.40	(6)
Kathleen O’Donovan	—	—	—	—	(10)
Philip Rowley	50,000	less than 0.01%	—	—	—
John Scarisbrick	10,800	less than 0.01%	—	—	—
Tim Score	1,381,288	0.10%	2,260,991	£1.06	(7)
Jeremy Scudamore	125,000	0.01%	—	—	—
Simon Segars	632,032	0.05%	1,173,510	£1.21	(8)
All current directors and senior management as a group (13 persons)	11,500,536	0.82%	10,743,850	£1.14	—

(1)	Adjusted to reflect 5 for 1 share split in the Company’s ordinary shares which took place in April 2000 and for the 4 for 1 share split in April 1999 where applicable.

(2)	Shares that are not outstanding but that may be acquired upon exercise of options within 60 days of the date of this report are deemed outstanding for the purpose of computing the number and percentage of outstanding shares beneficially owned by the relevant person. However, such shares are not deemed to be outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by any other person.

(3)	Options to subscribe for 3,736 shares at £6.155 per share expire on May 21, 2010, options to subscribe for 21,264 shares at £6.155 per share expire on May 21, 2007, options to subscribe for 2,091 shares at £3.35 per share expire on May 13, 2011, options to subscribe for 22,909 shares at £3.35 per share expire on May 13, 2008, options to subscribe for 50,000 shares at £2.465 per share expire on April 19, 2009, options to subscribe for 731,428 shares at £0.4375 per share expire on January 30, 2010, options to subscribe for 320,000 shares at £1.25 per share expire on January 30, 2011, options to subscribe for 436,019 shares at £1.055 per share expire on February 4, 2012 and options to subscribe for 392,453 shares at £1.325 per share expire on February 1, 2013.

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

(5)	Options to subscribe for 223,515 shares at £2.1475 per share expire on May 26, 2009, options to subscribe for 288,000 shares at £1.25 per share expire on January 30, 2011, options to subscribe for 379,147 shares at £1.055 per share expire on February 4, 2012 and options to subscribe for 339,623 shares at £1.325 per share expire on February 1, 2013.

(6)	Options to subscribe for 3,736 shares at £6.155 per share expire on May 21, 2010, options to subscribe for 17,615 shares at £6.155 per share expire on May 21, 2007, options to subscribe for 2,091 shares at £3.35 per share expire on May 13, 2011 and options to subscribe for 22,909 shares at £3.35 per share expire on May 13, 2008, options to subscribe for 50,000 shares at £2.465 per share expire on April 19, 2009, options to subscribe for 288,000 shares at £1.25 per share expire on January 30, 2011, options to subscribe for 398,104 shares at £1.055 per share expire on February 4, 2012 and options to subscribe for 339,623 shares at £1.325 per share expire on February 1, 2013.

(7)	Options to subscribe for 206,896 shares at £2.465 per share expire on April 19, 2009, options to subscribe for 777,142 shares at £0.4375 per share expire on January 30, 2010, options to subscribe for 320,000 shares at £1.25 per share expire on January 30, 2011, options to subscribe for 473,934 shares at £1.055 per share expire on February 4, 2012 and options to subscribe for 483,019 shares at £1.325 per share expire on February 1, 2013.

(8)	Options to subscribe for 6,155 shares at £6.155 per share expire on May 21, 2007, options to subscribe for 6,792 shares at £3.35 per share expire on May 13, 2011, options to subscribe for 33,208 shares at £3.35 per share expire on May 13, 2008, options to subscribe for 40,000 shares at £2.465 per share expire on April 18, 2009, options to subscribe for 205,142 shares at £0.4375 per share expire on January 30, 2010, options to subscribe for 224,000 shares at £1.25 per share expire on January 29, 2011, options to subscribe for 341,232 shares at £1.055 per share expire on February 4, 2012 and options to subscribe for 316,981 shares at £1.325 per share expire on February 1, 2013.

(9)	Options to subscribe for 89,912 shares at £0.57 per share expire on February 16, 2010, options to subscribe for 7,498 shares at £0.22 per share expire on April 15, 2011, options to subscribe for 26,236 shares at £0.44 per share expire on February 6, 2012 and options to subscribe for 177,615 shares at £0.66 per share expire on March 10, 2014.

(10)	Kathleen O’Donovan was appointed to the board on December 7, 2006.

Share Option Schemes and Plans

The Company operates the following share option schemes and plans under which employees may acquire shares: the new Deferred Annual Bonus Plan, the new Employee Equity Plan and the U.S. Employee Stock Purchase Plan. For a description of these plans, please see “—Board Practices—Incentive Arrangements” above.

During 2006, the Company operated the ARM Holdings plc Deferred Annual Bonus Plan (the “Deferred Annual Bonus Plan”), ARM Holdings plc Employee Equity Plan, (the “Employee Equity Plan”), the ARM Holdings plc Executive Share Option Scheme (the “Executive Scheme”), the ARM Holdings plc Unapproved Share Option Scheme (the “Unapproved Scheme”), the Long Term Incentive Plan (“LTIP”), the ARM Holdings plc Unapproved Share Option Scheme French Operation (the “French Scheme”), the ARM Holdings plc Unapproved Share Option Scheme Belgian Operation (the “Belgian Scheme”) the ARM Holdings plc Savings Related Share Option Scheme (the “Save As Your Earn Scheme” or “SAYE Scheme”), the ARM Holdings plc Stock Option Plan (the “US Incentive Stock Option Scheme” or “US ISO Scheme”) and the ARM Holdings plc Savings Related Share Option Plan (the “Savings Related Plan”) (together, the “Schemes and Plans”). Following the adoption of the Deferred Annual Bonus Plan and the Employee Equity Plan at the 2006 AGM, awards are no longer made pursuant to the Executive Scheme, the Unapproved Scheme, the French Scheme, the Belgian Scheme and the US ISO Scheme, although existing grants of options under such schemes remain exercisable. See “—Board Practices—Incentive Arrangements” above. Upon the acquisition of Artisan in 2004, the Company assumed the share plans of Artisan, namely the 1993 Plan, the 1997 Plan, the 2000 Plan, the 2003 Plan, the Director Plan, the Executive Plan and the ND00 Plan. Following the acquisition of Artisan, the Artisan plans were closed to new grants. The Company has also established an employee trust and a Qualifying Employee Share Ownership Trust (“QUEST”). None of the benefits under the Schemes and Plans are pensionable. Options granted under the SAYE Scheme and the Savings Related Plan are at an option price equal to not less than 85% of the market value of the shares.

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

Long Term Incentive Plan

A Long Term Incentive Plan was approved by shareholders at the 2003 Annual General Meeting. Conditional share awards held by directors are as follows:

Director	Performance period ending December 31,	Award date	Market price at date of award £	As at January 1, 2006 Number	Conditional award Number	Vested Number	As at December 31, 2006 Number	Vesting date
Warren East	2005 2006 2007 2008	July 25, 2003 November 3, 2004 July 20, 2005 May 8 , 2006	0.805 1.005 1.165 1.365	248,447 248,756 268,240 -	- - - 278,388	(248,447)* - - -	- 248,756** 268,240 278,388	February 2006 February 2007 February 2008 February 2009
				765,443	278,388	(248,447)*	795,384
Tim Score	2005 2006 2007 2008	July 25, 2003 November 3, 2004 July 20, 2005 May 8 , 2006	0.805 1.005 1.165 1.365	211,180 199,005 214,592 -	- - - 234,432	(211,180)* - - -	- 199,005** 214,592 234,432	February 2006 February 2007 February 2008 February 2009
				624,777	234,432	(211,180)*	648,029
Tudor Brown	2005 2006 2007 2008	July 25, 2003 November 3, 2004 July 20, 2005 May 8 , 2006	0.805 1.005 1.165 1.365	198,758 199,005 197,425 -	- - - 190,476	(198,758)* - - -	- 199,005** 197,425 190,476	February 2006 February 2007 February 2008 February 2009
				595,188	190,476	(198,758)*	586,906
Mike Muller	2005 2006 2007 2008	July 25, 2003 November 3, 2004 July 20, 2005 May 8 , 2006	0.805 1.005 1.165 1.365	198,758 179,104 180,258 -	- - - 164,835	(198,758)* - - -	- 179,104** 180,258 164,835	February 2006 February 2007 February 2008 February 2009
				558,120	164,835	(198,758)*	524,197
Mike Inglis	2005 2006 2007 2008	July 25, 2003 November 3, 2004 July 20, 2005 May 8 , 2006	0.805 1.005 1.165 1.365	198,758 179,104 171,674 -	- - - 164,835	(198,758)* - - -	179,104** 171,674 164,835	February 2006 February 2007 February 2008 February 2009
				549,536	164,835	(198,758)*	515,613
Simon Segars	2005 2006 2007 2008	July 25, 2003 November 3, 2004 July 20, 2005 May 8 , 2006	0.805 1.005 1.165 1.365	124,224 149,254 154,506 -	- - - 153,846	(124,224)* - - -	- 149,254** 154,506 153,846	February 2006 February 2007 February 2008 February 2009
				427,984	153,846	(124,224)*	457,606

* The performance conditions applicable to the 2003 conditional awards were satisfied to the extent of 175.9% plus dividend shares as detailed below

** The performance conditions applicable to the 2004 conditional awards were not satisfied and these awards lapsed in January 2007

Conditional awards will vest to the extent that the performance criteria are satisfied over a three-year performance period from January 1 of the year of award, and no re-testing thereafter is possible. The performance conditions are based on the Company’s TSR (Total Shareholder Return) when measured against that of two comparator groups (each testing half of the shares comprised in the award). The first index comprises UK companies across all sectors (FTSE 350) and the second comprises predominantly US companies within the Hi Tech sector (FTSE Global Technology Index). For each comparator group, the number of shares that may vest may be up to a maximum of 200% of the shares if the Company’s TSR ranks in the upper decile, 50% will vest in the event of median performance and between median and upper decile performance vesting will increase on a straight-line basis. Additional shares may vest to cover dividends paid by the Company during the performance period. No shares will be received for below-median performance. In addition, no shares will vest unless the committee is satisfied that there has been a sustained improvement in the underlying financial performance of the Company.

The performance conditions applicable to the conditional awards granted on July 25, 2003 were satisfied to the extent of 175.9% plus dividend shares which vested on February 1, 2006, as follows:

Director	Conditional award Number	Vested award Number	Dividend shares Number	Total award Number	Market value at vesting £
Warren East	248,447	437,018	6,771	443,789	605,550
Tim Score	211,180	371,465	5,755	377,220	514,717
Tudor Brown	198,758	349,616	5,416	355,032	484,441
Mike Muller	198,758	349,616	5,416	355,032	484,441
Mike Inglis	198,758	349,616	5,416	355,032	484,441
Simon Segars	124,224	218,510	3,385	221,895	302,776
TOTAL	1,180,125	2,075,841	32,159	2,108,000	2,876,366

The following awards over ordinary shares were made under the LTIP on February 8, 2007: Warren East 308,594; Tim Score 261,719; Tudor Brown 214,844; Mike Muller 183,594; Mike Inglis 187,500 and Simon Segars 179,688.

The Deferred Annual Bonus Plan

There is a compulsory deferral of 50% of the annual bonus earned by executive directors in the year. Half of the bonus is settled in cash and the deferred element will be settled in shares after three years. The following awards over ordinary shares were made under the DAB on February 8, 2007: Warren East 108,828; Tim Score 91,645; Tudor Brown 74,461; Mike Muller 61,860; Mike Inglis 64,438 and Simon Segars 57,736.

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

The ESOP was funded initially through an interest free loan totaling approximately £1.4 million. The trustee is likely to repay the loan from cash contributions from the employing companies. The trustee acquired 5,000,000 shares at the Company’s Initial Public Offering. Conditional awards under the Company’s Long Term Incentive Plan were granted over these shares at December 31, 2006. In February 2006, 3,798,562 shares were awarded from the ESOP to directors and employees as a result of the satisfaction of the performance criteria of the 2003 LTIP Scheme.

As at December 31, 2006 the trust held 1,201,434 shares (nominal value £601) with a market value of £1,511,000 and at December 31, 2005 the trust held 5,000,000 shares (nominal value £2,500) with a market value of £6,050,000. All costs relating to the scheme are dealt with in the profit and loss account as they accrue and the trust has waived the right to receive dividends of over and above 0.01 pence per share on all shares held.

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

On the same date, the QUEST subscribed at market value for 3,900,000 of the Company’s 0.05p ordinary shares and on March 13, 2000, the QUEST purchased 1,483,440 further newly issued 0.05p ordinary shares of the Company and on November 7, 2000 the QUEST purchased a further 559,559 further newly issued 0.05p ordinary shares of the Company. The shares rank pari passu in all respects with the existing ordinary shares. Following the allocations in 2005, the QUEST held no further shares in the Company and is expected to be wound up during 2007.

The trust waived the right to receive dividends on the shares held by QUEST, and all costs relating to the scheme are dealt with in the profit and loss account as they accrue.

1993 Plan, the 1997 Plan, the 2000 Plan, the 2003 Plan, the Director Plan, the Executive Plan and the ND00 Plan (the “Artisan Plans”)

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

The Deferred Annual Bonus Plan, Employee Equity Plan and U.S. Employee Stock Purchase Plan

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

Limits

In any five year period, not more than 10% of the issued ordinary share capital of the Company may in aggregate be issued or issuable under the Schemes and Plans and any other employee share schemes or plans operated by the Company. Shares issued to satisfy options granted under the Artisan Plans are excluded from this 10% limit.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth certain information as at March 28, 2007, with respect to each person who is known by the Company to be the beneficial owner of more than 3% of outstanding shares.

Beneficial ownership is determined in accordance with the rules of the US Securities and Exchange Commission and includes voting or investment power with respect to the securities. As at February 28, 2007, the number of our shares held in the US in the form of ordinary shares or ADSs amounts to approximately 50% of our total outstanding share capital. There are 317 holders on record of our shares in the US. We believe that the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The shareholders listed below have the same voting rights as our other shareholders. As far as the Company is aware, it is neither directly nor indirectly owned or controlled by one or more corporations or by any government.

As at March 28, 2007, which is the most recent practicable date prior to the date of this annual report, except as noted below, we are not aware of:

•	any arrangements that might lead to a change in control of our business;

•	any person who is interested in 3% or more of our capital; or

•	any person who can, will or could directly or indirectly, jointly or severally, exercise control over us.

Name	Shares Beneficially Owned (Number)	Percent
Fidelity Investments	177,423,551	13.25
Janus Capital Corporation	153,208,265	11.04
Capital Group Companies	118,670,628	8.85

Name	Shares Beneficially Owned (Number)	Percent
Legal & General Investment Management	83,624,276	6.23
MFS International	45,222,770	3.37
Nordea Investment Management	41,503,567	3.09

RELATED PARTY TRANSACTIONS

During the year, the Company paid royalties of £124,000 (2005: £33,000; 2004: £411,000) and made cross-license payments of £nil (2005: £26,000; 2004: £14,000) to Superscape Group plc (“Superscape”), a company in which Mike Inglis is a non-executive director. £nil (2005: £nil) was owed to Superscape at December 31, 2006. In addition, in 2006 the Company received royalty fees of £19,000 (2005: £2,000; 2004: £6,000) and license fees of £nil (2005: £11,000; 2004: £nil). £17,000 was owed by Superscape at December 31, 2006 (2005: £nil).

Also during 2006, the Company received license fees of £3,085,000 (2005: £321,000; 2004: £209,000), support and maintenance income of £37,000 (2005: £37,000; 2004: £37,000) and evaluation tools fees of £82,000 (2005: £17,000; 2004: £nil) from CSR plc, a company in which John Scarisbrick is an executive director. £14,000 was owed by CSR at December 31, 2006 (2005: £nil).

During 2006, the Company received funding for SOI technology development of £319,000 from SOI TEC Silicon On Insulator Technologies SA (“Soitec”). Soitec is an SOI IP company in which Doug Dunn, Company Chairman, is a non-executive director. £383,000 is owed by Soitec at December 31, 2006.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated financial statements are set forth under “Item 18. Financial Statements.”

LEGAL PROCEEDINGS

Nazomi. In May 2002, Nazomi Communications, Inc. (“Nazomi”) filed suit against ARM alleging willful infringement of Nazomi’s US Patent No. 6,332,215. ARM answered Nazomi’s complaint in July 2002 denying infringement. ARM moved for summary judgment and a ruling that the technology does not infringe Nazomi’s patent. The United States District Court for the Northern District of California granted ARM’s motion, and Nazomi appealed the District Court’s ruling. On September 7, 2004, the Court of Appeals for the Federal Circuit heard the appeal and issued its decision on April 11, 2005. Because, in the opinion of the Court of Appeals for the Federal Circuit, the District Court did not construe the disputed claim term in sufficient detail for appellate review, the Court of Appeals for the Federal Circuit remanded the dispute back to the District Court for further analysis. A supplementary “Markman” hearing to assist in a more detailed claim construction analysis was held on October 11, 2005 and a decision on claim construction was delivered on September 6, 2006. The decision supports ARM’s construction of the relevant term and consequently strongly supports ARM’s non-infringement arguments. In December 2006, ARM filed a renewed motion for summary judgment and a ruling that the accused technology does not infringe the ‘215 patent. On January 17, 2007, Nazomi filed a response to ARM’s renewed motion for summary judgment in which they stipulated that, based on the claim construction delivered by the District Court, the ARM technology accused in the suit does not infringe the ‘215 patent but also objected to the claim construction delivered by the District Court and indicated their intention to appeal the claim construction to the Court of Appeals for the Federal Circuit. On January 30, 2007, the District Court granted ARM’s motion for summary judgment. Furthermore, on February 13, 2007, Nazomi filed notice of appeal to the Court of Appeals for the Federal Circuit. Based on independent legal advice, ARM is confident that the Court of Appeals will uphold the claim construction ruling delivered by the District Court in September 2006.

ARM’s license agreements with its licensees often include provisions which, subject to the satisfaction of certain conditions, require ARM to indemnify its licensees if the licensed technology infringes the intellectual property rights of a third party. The following proceeding, in which products incorporating ARM’s processor designs have been accused of patent infringement, is subject to such indemnification provisions.

Technology Properties Limited, Inc. In October 2005, Technology Properties Limited, Inc. (“TPL”) filed suit, in the United States District Court for the Eastern District of Texas (Marshall Division), against certain companies in the Fujitsu, Matsushita. NEC and Toshiba groups of companies alleging infringement of TPL’s US Patents Nos. 5,809,336; 5,784,584 and 6,598,148 (the “Litigation”). All of the defendants are licensees of various ARM technologies. It was revealed as part of the preliminary infringement contentions in the Litigation, filed in July 2006, that certain ARM technology is alleged to infringe a single claim in US Patent No 5,784,584 (the “‘584 Patent”). In September 2006, ARM filed a motion to intervene in the Litigation and that motion has been granted. ARM is now a defendant party in the Litigation. The claim construction (or “Markman”) hearing is scheduled for May 2007 and the trial date is scheduled for November 2007. Based on legal advice and written opinions received from external counsel, ARM is confident that the accused ARM technology does not infringe any of the claims of the ‘584 Patent or that the patent is invalid. ARM has voluntarily joined as a party to the Litigation to proactively defend its technology against ill conceived and false infringement allegations and fully expects to prove the case for non-infringement or invalidity in the course of the Litigation.

DIVIDEND DISTRIBUTION POLICY

The directors recommend payment of a final dividend in respect of 2006 of 0.6 pence per share which, taken together with the interim dividend of 0.4 pence per share paid in October 2006, gives a total dividend in respect of 2006 of 1.0 pence per share, an increase of 19% over the 0.84 pence per share in 2005. Subject to shareholder approval, the final dividend will be paid on May 21, 2007 to shareholders on the register on May 4, 2007.

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

The following table sets forth, for the periods indicated, the high and low sales price of the ordinary shares reported on the London Stock Exchange:

	Price per Share
	High	Low
Annual prices:
2002	£4.03	£0.38
2003	1.36	0.43
2004	1.45	0.79
2005	1.27	0.94
2006	1.42	0.99
Quarterly prices:
2005:
First Quarter	1.14	0.97
Second Quarter	1.21	0.94
Third Quarter	1.24	1.07
Fourth Quarter	1.27	1.01
2006:
First Quarter	1.42	1.20
Second Quarter	1.42	1.03
Third Quarter	1.24	0.99
Fourth Quarter	1.26	1.04
2007:
First Quarter (through March 28)	1.38	1.18
Monthly prices:
October 2006	1.24	1.04
November 2006	1.23	1.11
December 2006	1.26	1.16
January 2007	1.30	1.18
February 2007	1.36	1.18
March 2007 (through March 28)	1.38	1.24

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

	Price per ADS
	High	Low
Annual prices:
2002	$17.10	$1.96
2003	6.94	2.25
2004	7.80	4.27
2005	6.79	5.38
2006	7.78	5.41
Quarterly prices:
2005:
First Quarter	6.53	5.49
Second Quarter	6.78	5.40
Third Quarter	6.79	6.01
Fourth Quarter	6.65	5.35
2006:
First Quarter	7.48	6.24

Price per ADS
High	Low

Second Quarter	7.78	5.66
Third Quarter	6.93	5.41
Fourth Quarter	7.40	6.18
2007:
First Quarter (through March 28)	8.07	6.92
Monthly prices:
October 2006	6.84	6.18
November 2006	7.14	6.36
December 2006	7.40	6.91
January 2007	7.42	6.92
February 2007	7.97	7.06
March 2007 (through March 28)	8.07	7.11

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

Independent Directors

The Company complies, and complied throughout 2006, with the UK Combined Code as issued in July 2003 and appended to the Listing Rules of the UK Financial Services Authority, with the exception only that the board does not comprise a majority of independent non-executive directors. The board currently comprises six executive directors, six independent non-executive directors and the Chairman. The board has considered the overall balance between executive and non-executive directors and believes that the number of executive directors is fully justified by the contribution made by each of them. To increase the size of the board further to meet this particular provision is not considered appropriate.

Nomination of Directors. The nomination committee leads the process for board appointments and makes recommendations to the board in relation to new appointments of executive and non-executive directors and on board composition and balance. It is chaired by Doug Dunn, and the other members are Peter Cawdron, John Scarisbrick and Lucio Lanza.

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

Under the Listing Rules of the UK Financial Services Authority, shareholder approval is usually required for an acquisition or disposal by a listed company if, generally, the size of the company or business to be acquired or disposed of represents 25% or more of the assets, profits, turnover or gross capital of the listed company or if the consideration to be paid represents 25% or more of the aggregate market value of the listed company’s equity shares. Shareholder approval may also be required for an acquisition or disposal of assets between a listed company and parties, including: (a) directors or shadow directors of the company or its subsidiaries; (b) any person who is, or was in the last 12 months preceding the date of the transaction, a holder of 10% or more of the nominal value of any class of the company’s or any holding company’s or its subsidiary’s shares having the right to vote in all circumstances at general meetings; or (c) any of the associates of persons described in (a) or (b).

Quorum

We comply with the relevant quorum standards applicable to companies in the United Kingdom, as set forth in our Memorandum and Articles of Association summarized below.

Independent Review by Regulatory Body

The Company’s auditors are registered with the US Public Company Accounting Oversight Board and, therefore, are subject to its inspection regime.

MEMORANDUM AND ARTICLES OF ASSOCIATION

The following summarizes certain rights of holders of shares. The following summary does not purport to be complete and is qualified in its entirety by reference to the Memorandum and Articles of Association of the Company, a copy of which has been filed as an exhibit hereto. At the Annual General Meeting of the Company to be held on May 15, 2007, a resolution will be proposed seeking authority from shareholders to send documents or information in electronic form or by means of a website and also to make changes to the Articles of Association to reflect the new legislation on electronic communications and a number of minor updates and consequential changes required by the Companies Act 2006.

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

Voting Rights

Subject to disenfranchisement in the event of (i) non-payment of any call or sum due and payable in respect of any ARM ordinary share or (ii) a shareholder, or other person interested in ARM ordinary shares held by a shareholder, being in default for a period of 14 days of a notice requiring them to supply ARM with information under Section 793 of the UK Companies Act 2006, on a show of hands every shareholder who is present in person has one vote and, on a poll, every shareholder present in person or by proxy or by representative has one vote for each share held. In the case of joint holders of ordinary shares the vote of the person whose name stands first in the share register in respect of the shares who tenders a vote, whether in person or by proxy, is accepted to the exclusion of any votes tendered by any other joint holders. Proxies appointed by certain depositaries (including The Bank of New York as depositary) can vote on a show of hands upon having been validly appointed for the relevant meeting.

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

Disclosure of Interests

Chapter 5 of the Disclosure and Transparency Rules published by the Financial Services Authority provides that if the percentage of voting rights that a person (including a company and other legal entities) that holds directly or indirectly as a shareholder or through other financial instruments (such as derivatives) exceeds 3% of the voting rights attached to all shares (whether or not the voting rights are suspended and including voting rights held through ADRs) is required to notify the company of its interest within two trading days following the day on which the notification obligation arises. After the 3% level is exceeded, similar notifications must be made in respect of increases or decreases of 1% or more.

For the purposes of the notification obligation, a person is an indirect holder of voting rights to the extent that it is able to acquire, dispose of or exercise voting rights in any of the following cases: (i) voting rights held by a third party with whom that person has concluded an agreement, which obliges them to adopt, by concerted exercise of the voting rights they hold, a lasting common policy towards the management of the issuer in question; (ii) voting rights held by a third party under an agreement concluded with that person providing for the temporary transfer for consideration of the voting rights in question; (iii) voting rights attaching to shares which are lodged as collateral with that person provided that person controls the voting rights and declares its intention of exercising them; (iv) voting rights attaching to shares in which that person has the life interest; (v) voting rights which are held, or may be exercised within the meaning of points (i) to (iv) or, in cases (vi) and (viii) by a firm undertaking investment management, or by a management company, by an undertaking controlled by that person; (vi) voting rights attaching to shares deposited with that person which the person can exercise at its discretion in the absence of specific instructions from the shareholders; (vii) voting rights held by a third party in his own name on behalf of that person; and (viii) voting rights which that person may exercise as a proxy where that person can exercise the voting rights at his discretion in the absence of specific instructions from the shareholders.

Certain interests (e.g., those held by certain investment fund managers) may be disregarded for the purposes of calculating the 3% threshold, but the disclosure obligation will still apply where such interests exceed 5% or 10% or more of voting rights, and to increases or decreases of 1% or more at above the 10% threshold.

In addition, Section 793 of the UK Companies Act 2006 gives the Company the power by written notice to require a person whom the Company knows or has reasonable cause to believe to be, or to have been at any time during the three years immediately preceding the date on which the notice is issued, interested in its voting shares to confirm that fact or to indicate whether or not that is the case and, where such person holds or during the relevant time had held an interest in such shares, to give such further information as may be required relating to such interest and any other interest in the shares of which such person is aware.

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

A person who fails to fulfill the obligations imposed by Chapter 5 of the Disclosure and Transparency Rules may be subject to a penalty by the Financial Services Authority. The Financial Services Authority may use its powers to ensure that the relevant information is disclosed to the Company (and to the market) and may order that information be disclosed to it. A person who fails to fulfill the obligations imposed by 793 of the UK Companies Act 2006 described above is subject to criminal penalties.

Restrictions on Voting

No shareholder shall, unless the directors otherwise determine, be entitled in respect of any share held by him to vote either personally or as a proxy if any call or other sum payable by him to the Company in respect of that share remains unpaid.

If a shareholder, or a person appearing to be interested in shares held by such shareholder, has been duly served with a notice under Section 793 of the UK Companies Act 2006 (as described above) and is in default for a period of 14 days in supplying to the Company the information thereby required, then (unless the directors otherwise determine) the shareholder shall not (for so long as the default continues) nor shall any transferee to whom any such shares are transferred (other than pursuant to an approved transfer (as defined in the Articles) or pursuant to the paragraph below), be entitled to attend or vote either personally or by proxy at a shareholders’ meeting or exercise any other right conferred by membership in relation to shareholders’ meetings in respect of the shares in relation to which the default occurred (“default shares”) or any other shares held by the shareholder.

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

The following resolution was passed at the 2006 AGM:

That the Company be and is hereby unconditionally and generally authorized for the purpose of Section 166 of the UK Companies Act 1985 to make market purchases (as defined in Section 163 of that Act) of ordinary shares of 0.05 pence each in the capital of the Company provided that:

(a)	the maximum number of shares which may be purchased is 137,878,500;

(b)	the minimum price which may be paid for each share is 0.05 pence;

(c)
the maximum price (excluding expenses) which may be paid for any ordinary share is an amount equal to 105% of the average of the middle-market quotations of the Company’s ordinary shares as derived from the Official List of the London Stock Exchange plc for the five business days immediately preceding the day on which such share is contracted to be purchased; and

(d)
this authority shall expire at the conclusion of the AGM of the Company held in 2007 or, if earlier, July 25, 2007 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

The following resolution is proposed for approval by shareholders at the 2007 AGM:

That the Company be and is hereby unconditionally and generally authorized for the purpose of Section 166 of the UK Companies Act 1985 to make market purchases (as defined in Section 163 of that Act) of ordinary shares of 0.05 pence each in the capital of the Company provided that:

(a)	the maximum number of shares which may be purchased is 133,361,000;

(b)	the minimum price which may be paid for each share is 0.05 pence;

(c)
the maximum price (excluding expenses) which may be paid for any ordinary share is an amount equal to 105% of the average of the middle-market quotations of the Company’s ordinary shares as derived from the Official List of the London Stock Exchange plc for the five business days immediately preceding the day on which such share is contracted to be purchased; and

(d)
this authority shall expire at the conclusion of the AGM of the Company held in 2008 or, if earlier, August 15, 2008 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

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

Capitalization of Profits and Reserves

The directors may, with the sanction of an ordinary resolution of the Company, capitalize any sum standing to the credit of any of the Company’s reserve accounts (including any share premium account, capital redemption reserve or other undistributable reserve) or any sum standing to the credit of its profit and loss account. Such capitalization shall be effected by appropriating such sum to the holders of ordinary shares on the register on the date of the resolution (or such other date as may be specified therein or determined as therein provided) in proportion to their then holdings of ordinary shares and applying such sum in paying up in full unissued ordinary shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, unissued shares of any other class). The directors may do all acts and all things considered necessary for the purpose of such capitalization, with full power to the directors to make such provisions as they think fit in respect of fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The directors may authorize any person to enter into, on behalf of all the members an agreement with the Company providing for any such capitalization and matters incidental thereto and any such agreement shall be effective and binding on all concerned.

MATERIAL CONTRACTS

Service Agreements

Executive directors (as referred in “Item 6. Directors, Senior Management and Employees”) have “rolling” service contracts that may be terminated by either party on one year’s notice. The service contracts also terminate when executive directors reach age 65. These agreements provide for each of the executive directors to provide services to the Company on a full-time basis. The agreements contain restrictive covenants for periods of three or six months following termination of employment relating to non-competition, non-solicitation of the Company’s customers, non-dealing with customers and non-solicitation of the Company’s suppliers and employees. In addition, each employment agreement contains an express obligation of confidentiality in respect of the Company’s trade secrets and confidential information and provides for the Company to own any intellectual property rights created by the executives in the course of their employment.

The service contract for each of Sir Robin Saxby, Mr. East, Mr. Muller, Mr. Brown, Mr. Score, Mr. Inglis, Mr. Segars and Mr. Templeton all of whom served as directors during the financial year, is as described above. Sir Robin Saxby, whose contract was dated January 31, 1996, retired as Chairman on October 1, 2006 and Mr Templeton, whose contract was dated November 18, 2004, resigned on July 25, 2006. Mr. East’s contract is dated January 29, 2001, Mr. Muller’s contract is dated January 31, 1996, Mr. Brown’s contract is dated April 3, 1996, Mr. Score’s contract is dated March 1, 2002, Mr. Inglis’s contract is dated July 17, 2002 and Mr. Segars’ contract is dated January 4, 2005.

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

PFIC Rules

The Company believes that it was not a PFIC for US federal income tax purposes for 2006. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time, which may be largely based upon the market value of its shares which will vary over time and may be especially volatile in a technology-related enterprise such as that of the Company, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a US Holder held shares or ADSs, certain adverse consequences could apply to the US Holder.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN CURRENCY EXCHANGE RATE RISK

The Company’s earnings and liquidity are affected by fluctuations in foreign currency exchange rates, principally the US dollar rate, reflecting the fact that most of the Company’s revenues and cash receipts are denominated in US dollars while a high proportion of its costs are in sterling. The Company reduces this US dollar/sterling risk where possible by currency hedging. Due to the high value and timing of receipts on individual licenses and the requirement to settle certain expenses in US dollars, the Company reviews its foreign exchange exposure on a transaction-by-transaction basis. It then hedges this exposure using forward contracts for the sale of US dollars, which are negotiated with major UK clearing banks. The average size of each forward contract was $5.1 million in 2004, $4.3 million in 2005 and $3.9 million in 2006. The Company also uses currency options as a further translation instrument for limited proportions of its dollar exposure. The fair values of the financial instruments outstanding at December 31, 2005 and 2006 are disclosed in Note 15 to the Consolidated Financial Statements. The settlement period of the forward contracts outstanding at December 31, 2006 was between January 9, 2007 and March 22, 2007. The settlement period of the option contracts outstanding at December 31, 2006 was between January 16, 2007 and December 18, 2007.

During the preceding fiscal year, the Company was exposed to foreign currency exchange risk inherent in its sales commitments, anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than sterling. ARM transacts business in approximately eight foreign currencies worldwide, of which the most significant to the Company’s operations were the US dollar, the Indian rupee, the euro and the Japanese yen for 2006. For most currencies, the Company is a net receiver of foreign currencies and therefore benefits from a weaker sterling and is adversely affected by a stronger sterling relative to those foreign currencies. The Company has performed a sensitivity analysis at December 31, 2006, 2005 and 2004, using a modeling technique that measures the changes in the fair values arising from a hypothetical 10% adverse movement in the levels of foreign currency exchange rates relative to sterling with all other variables held constant. The analysis covers all of the Company’s foreign currency contracts offset by the underlying exposures. The foreign currency exchange rates used were based on market rates in effect at December 31, 2006, 2005 and 2004. The sensitivity analysis indicated that a hypothetical 10% adverse movement in foreign currency exchange rates would result in a loss in the fair values of ARM’s foreign exchange derivative financial instruments, net of exposures, of £8.9 million at December 31, 2006 (2005: £3.9 million, 2004: £8.6 million).

INTEREST RATE RISK

Not applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure controls and procedures. As of December 31, 2006, the Company, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures. The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time specified in the rules and forms of the SEC and is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Changes in internal control over financial reporting. There has been no change in the Company’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management’s report on internal controls over financial reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, as amended. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2006.

The Company’s management has excluded ARM Norway AS and Soisic SA from its assessment of internal control over financial reporting as of December 31, 2006 because these subsidiaries were acquired by the Company in purchase business combinations during 2006. ARM Norway is a wholly-owned subsidiary whose total assets and total revenues represent 0.2% and nil%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2006. Soisic SA is a wholly-owned subsidiary whose total assets and total revenues represent 0.6% and nil%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2006.

PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the Company for the fiscal year ended December 31, 2006, has also audited management’s assessment of the effectiveness of the Company’s internal control over financial reporting and the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2006; their report is included herein.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

At its meeting in January 2006, the Board determined that Peter Cawdron, an independent non-executive director and member of the Company’s Audit Committee, is an audit committee financial expert for the purposes of the Sarbanes-Oxley Act of 2002. Philip Rowley, who was appointed as an independent non-executive director in January 2005, is also qualified to undertake this role and became Chairman of the Audit Committee in April 2006 in place of Peter Cawdron, who will retire from the board at the AGM in May 2007. Kathleen O’Donovan, who was appointed to the board as an independent non-executive director in December 2006 and became a member of the Audit Committee in January 2007 is also qualified to be an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

On December 23, 2004, we amended our code of ethics, which is applicable to all directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer, Financial Controller and any person performing similar functions. The Code was further updated in May 2006. Our policy contains provisions relating to honest and ethical conduct (including the handling of conflicts of interest between personal and professional relationships), the preparation of full, fair, accurate, timely and understandable disclosure in reports and documents filed with the Securities and Exchange Commission and in other public communications made by the Company, compliance with applicable laws, rules and regulations, prompt internal reporting of violations of company policies, accountability for adherence to the policy and other matters. This policy is available on our website at www.arm.com and upon written request from ARM Holdings plc, 110 Fulbourn Road, Cambridge, CB1 9NJ, UK. Any amendment to or waiver from a provision of the policy relating to directors and executive officers will be promptly disclosed on the Company’s website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	2005	2006
	£’000

Audit Fees(1)	467	1,075
Audit-Related Fees(2)	97	113
Tax Fees(3)	1,152	861
All Other Fees(4)	58	56

(1)	Audit fees include fees for services pursuant to section 404 of the Sarbanes-Oxley Act, being £14,000 in 2005 and £533,000 in 2006.

(2)
Audit-related services consist primarily of work completed on quarterly earnings and technical assistance on understanding and implementing new accounting and financial reporting guidance, as further described in our audit and non-audit services pre-approval policy filed in our annual report on Form 20-F for the year ended December 31, 2003.

(3)	Tax services consist primarily of fees in respect of post-acquisition restructuring and tax compliance work, as further described in our audit and non-audit services pre-approval policy.

(4)	All other fees consist primarily of fees for royalty audits and advice relating to employee stock-based compensation.

The audit of ARM Holdings plc (included in Audit Fees) and the royalty audits (categorized as All Other Fees) were specifically pre-approved by the audit committee. The remaining services (including the annual audit services performed for each subsidiary of the Company) received general pre-approval from the audit committee.

Fees to other major firms of accountants for non-audit services amounted to £1,466,000 (2005: £658,000).

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total number of Shares Purchased(1)(2)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Number of Shares that may yet be purchased under the Program
January 1, 2006 to January 31, 2006	—	—	—	122,932,000
February 1, 2006 to February 28, 2006	1,700,000	£1.37	1,700,000	121,232,000
March 1, 2006 to March 31, 2006	3,450,000	1.32	3,450,000	117,782,000
April 1, 2006 to April 30, 2006	1,350,000	1.38	1,350,000	137,128,500
May 1, 2006 to May 31, 2006	11,400,000	1.24	11,400,000	125,728,500
June 1, 2006 to June 30, 2006	5,350,000	1.10	5,350,000	120,378,500
July 1, 2006 to July 31, 2006	2,000,000	1.13	2,000,000	118,378,500
August 1, 2006 to August 31, 2006	10,500,000	1.17	10,500,000	107,878,500
September 1, 2006 to September 30, 2006	6,000,000	1.15	6,000,000	101,878,500
October 1, 2006 to October 31, 2006	—	—	—	101,878,500
November 1, 2006 to November 30, 2006	16,100,000	1.16	16,100,000	85,778,500
December 1, 2006 to December 31, 2006	5,750,000	1.20	5,750,000	80,028,500

(1)
On July 19, 2005, the Company announced a rolling share repurchase program whereby a maximum number of shares, being 10% of issued share capital, may be purchased between Company AGMs (subject to shareholder approval, authority to purchase shares is renewed at each AGM). From July 19, 2005 to April 25, 2006 (the date of the 2006 AGM), a maximum of 136,800,000 shares could have been repurchased, of which 19,618,000 were purchased. Of these, 5,750,000 shares were purchased in 2006. At the 2006 AGM, the shareholders authorized the repurchase of 137,878,500 shares during the period April 26, 2006 to May 15, 2007 (the date of the 2007 AGM). From April 26, 2006 to December 31, 2006, the Company repurchased 57,850,000 shares.

(2)
49,500,000 of the shares acquired by the Company in 2006, and a further 6,200,000 shares acquired in early 2007, were acquired at a time when the Company had insufficient distributable reserves (although sufficient distributable reserves were available in ARM Limited). The Company has been advised that this matter should be resolved by cancelling the relevant shares by Court order. See Note 1 to the Consolidated Financial Statements.

ITEM 17. FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of this item.

PART III

ITEM 18. FINANCIAL STATEMENTS

The following financial statements, together with the report of PricewaterhouseCoopers LLP thereon, are filed as part of this Form 20-F.

ITEM 19. EXHIBITS

*1.1	Memorandum and Articles of Association of ARM Holdings plc.
**4.1	Executive Service Agreement between Advanced Risc Machines Limited and Robin Keith Saxby, dated January 31, 1996.
**4.2	Executive Service Agreement between Advanced Risc Machines Limited and Jonathan Brooks, dated February 2, 1996.
**4.3	Executive Service Agreement between ARM Limited and Warren East, dated January 29, 2001.
**4.4	Executive Service Agreement between Advanced Risc Machines Limited and James Stuart Urquhart, dated February 2, 1996.
**4.5	Executive Service Agreement between ARM Limited and Peter J. Magowan, dated January 29, 2001.
**4.6	Executive Service Agreement between Advanced Risc Machines Limited and William Tudor Brown, dated April 3, 1996.
**4.7	Executive Service Agreement between Advanced Risc Machines Limited and Michael Peter Muller, dated January 31, 1996.
***4.8	Executive Service Agreement between ARM Limited and Tim Score, dated March 1, 2002.
***4.9	Executive Service Agreement between ARM Limited and Mike Inglis, dated July 17, 2002.
*****4.10	Executive Service Agreement between ARM Limited and Simon Segars, dated January 4, 2005.
****4.11	ARM Holdings plc Employee Equity Plan.
****4.12	ARM Holdings plc Deferred Annual Bonus Plan.
****4.13	ARM Holdings plc U.S. Employee Stock Purchase Plan.
8.1	List of significant subsidiaries.
12.1	CEO certification required by Rule 13a-14(a).
12.2	CFO certification required by Rule 13a-14(a).
13.1	Certification required by Rule 13a-14(b).
15.1	Consent of the Independent Registered Public Accounting firm.

*	Previously filed with the Securities and Exchange Commission as part of the annual report on Form 20-F as filed on June 21, 2004 and incorporated herein by reference.

**	Previously filed with the Securities and Exchange Commission as part of the annual report on Form 20-F as filed on June 15, 2001 and incorporated herein by reference.

***	Previously filed with the Securities and Exchange Commission as part of the annual report on Form 20-F as filed on June 23, 2003 and incorporated herein by reference.

****	Previously filed with the Securities and Exchange Commission as part of the registration statement on Form S-8 on May 8, 2006 and incorporated herein by reference.

*****	Previously filed with the Securities and Exchange Commission as part of the annual report on Form 20-F as filed on May 23, 2006 and incorporated herein by reference.

SIGNATURE

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARM Holdings plc

By:	/s/ Tim Score

Tim Score
Chief Financial Officer

Dated: April 11, 2007

ARM Holdings plc

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of ARM Holdings plc

We have completed an integrated audit of ARM Holdings plc’s 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of ARM Holdings plc and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in footnote 1 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in “Item 15. Controls and Procedures”, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made

ARM Holdings plc

only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in “Item 15. Controls and Procedures”, management has excluded ARM Norway AS and Soisic SA from its assessment of internal control over financial reporting as of December 31, 2006 because these subsidiaries were acquired by the Company in purchase business combinations during 2006. We have also excluded ARM Norway AS and Soisic SA from our audit of internal control over financial reporting. ARM Norway AS is a wholly-owned subsidiary whose total assets and total revenues represent 0.2% and nil%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2006. Soisic SA is a wholly-owned subsidiary whose total assets and total revenues represent 0.6% and nil%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2006.

 /s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Chartered Accountants
London, England
April 2, 2007

ARM Holdings plc

CONSOLIDATED STATEMENTS OF INCOME
(Year ended December 31)

	2004	2005	2006
Revenues:	(in thousands, except share data)
Product revenues	£138,732	£217,711	£247,194
Service revenues	14,165	14,728	16,060
Total revenues	152,897	232,439	263,254
Cost of revenues:
Product costs	(6,735)	(21,754)	(24,156)
Service costs	(5,064)	(6,093)	(6,721)
Total cost of revenues	(11,799)	(27,847)	(30,877)
Gross profit	141,098	204,592	232,377
Operating expenses:
Research and development	(50,433)	(61,633)	(75,498)
Sales and marketing	(24,157)	(36,234)	(44,198)
General and administrative	(30,809)	(41,082)	(48,643)
In-process research and development	(3,612)	(335)	(595)
Amortization of intangibles purchased through business combination	(576)	(17,391)	(18,423)
Total operating expenses	(109,587)	(156,675)	(187,357)
Income from operations	31,511	47,917	45,020
Interest	6,944	5,317	6,758
Profit on disposal of available-for-sale security	—	—	5,270
Income before income tax and cumulative effect of change in accounting policy	38,455	53,234	57,048
Provision for income taxes	(10,478)	(11,354)	(9,438)
Net income before cumulative effect of change in accounting policy	27,977	41,880	47,610
Cumulative effect of change in accounting policy, net of tax	—	—	(2,447)
Net income	27,977	41,880	45,163
Basic earnings (before cumulative effect of change in accounting policy) per common share	2.7p	3.1p	3.5p
Basic earnings (after cumulative effect of change in accounting policy) per common share	2.7p	3.1p	3.3p
Diluted earnings (before cumulative effect of change in accounting policy) per common share	2.7p	2.9p	3.4p
Diluted earnings (after cumulative effect of change in accounting policy) per common share	2.7p	2.9p	3.2p

All activities relate to continuing operations.

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Year ended December 31)

	2004	2005	2006
	(in thousands)
Net income	£27,977	£41,880	£45,163
Realized gain on available for-sale security, net of tax	-	-	(2,375)
Unrealized holding gains/(losses) on available for-sale securities, net of tax	4,196	(2,316)	(1,090)
Currency translation adjustment	(421)	58,561	(68,128)
Total comprehensive income/(loss)	31,752	98,125	(26,430)

ARM Holdings plc

CONSOLIDATED BALANCE SHEETS
(as of December 31)

	2005	2006
	(in thousands, except share data)
Assets
Current assets:
Cash and cash equivalents	£128,077	£90,743
Short-term investments	23,990	18,600
Marketable securities	8,835	19,151
Accounts receivable, net of allowances for doubtful debts of £2,556,000 (2005: £2,173,000) (see Note 10)	55,518	69,552
Inventory: finished goods	1,490	1,933
Income taxes receivable	—	5,761
Prepaid expenses and other assets	12,567	12,668
Total current assets	230,477	218,408
Deferred income taxes	4,422	9,872
Prepaid expenses and other assets	1,674	1,328
Property and equipment, net	12,803	13,970
Goodwill	385,572	349,243
Other intangible assets	72,345	56,027
Investments	8,800	3,855
Total assets	716,093	652,703
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	2,221	1,826
Income taxes payable	10,826	5,572
Personnel taxes	1,329	1,408
Accrued liabilities (see Note 11)	25,024	33,021
Deferred revenue	20,354	31,485
Total current liabilities	59,754	73,312
Deferred income taxes	7,289	4,744
Total liabilities	67,043	78,056
Contingencies and commitments (see Note 13)
Shareholders’ equity
Ordinary shares: £0.0005 par value; 2,200,000,000 authorized (2005: 2,200,000,000); 1,389,907,834 issued (2005:1,386,102,680)	693	695
Additional paid-in capital	425,252	446,005
Deferred compensation	(4,404)	—
Treasury stock, at cost: 50,701,434 ordinary shares (2005: 17,751,107)	(16,315)	(58,245)
Retained earnings	183,913	197,874
Accumulated other comprehensive income:
Unrealized holding gain on available-for-sale securities, net of tax asset of £231,000 (2005: tax liability of £1,096,000)	3,859	394
Cumulative translation adjustment	56,052	(12,076)
Total shareholders’ equity	649,050	574,647
Total liabilities and shareholders’ equity	716,093	652,703

The accompanying notes are an integral part of the financial statements.

ARM Holdings plc

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Year ended December 31)

	2004	2005	2006
	(in thousands, except share data)
Cash flows from operating activities
Net income	£27,977	£41,880	£45,163
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of tangible and intangible assets	13,124	28,060	25,812
Write-off of in-process research and development	3,612	335	595
Profit on disposal of available-for-sale security	—	—	(5,270)
Stock option compensation	960	9,727	21,788
Deferred income taxes	(1,281)	—	—
Excess tax benefits from share-based compensation	—	—	(3,682)
Provision for doubtful accounts	(321)	722	932
Provision for slow-moving inventories	—	22	65
Amounts receivable converted to trade investments	(112)	—	—
Amounts written off investments	—	337	—
Other	20	16	63
Changes in operating assets and liabilities:
Accounts receivable	(1,358)	(21,247)	(18,986)
Inventory	34	(519)	(508)
Prepaid expenses and other current assets	(3,370)	1,446	454
Accounts payable	1,176	(1,931)	(672)
Income taxes payable	158	(3,093)	(12,758)
Deferred revenue	3,013	(2,043)	11,071
Accrued liabilities and other creditors	2,771	(5,569)	2,056
Personnel taxes	76	(963)	(71)
Net cash provided by operating activities	46,479	47,180	66,052
Cash flows from investing activities:
Purchase of equipment	(3,933)	(5,956)	(7,476)
Purchase of leasehold improvements	(1,397)	(108)	(1,083)
Sale of equipment	23	37	31
Purchase of patents and licenses	(65)	—	—
Purchase of investments	(50)	(274)	(165)
Sale of investments and available-for-sale securities	—	96	5,567
(Purchase)/maturity of short-term investments	24,677	(569)	(4,926)
Purchase of subsidiaries and businesses, net of cash acquired	(77,899)	(20,304)	(17,270)
Net cash used in investing activities	(58,644)	(27,078)	(25,322)
Cash flows from financing activities:
Cash received on issue of new share capital on exercise of share options	1,311	13,083	2,106
Proceeds received on issuance of shares from treasury stock	2	838	15,754
Expenses of issuing share capital	(360)	—	—
Excess tax benefits from share-based compensation	—	—	3,682
Purchase of own shares	—	(16,211)	(76,519)
Payment of dividends	(8,975)	(10,436)	(12,367)
Net cash used in financing activities	(8,022)	(12,726)	(67,344)
Effect of foreign exchange on cash and cash equivalents	26	10,140	(10,720)
Net increase/(decrease) in cash and cash equivalents	(20,161)	17,516	(37,334)
Cash and cash equivalents at beginning of period	130,722	110,561	128,077
Cash and cash equivalents at end of period	110,561	128,077	90,743
Supplemental disclosure of cash flow information:
Cash paid for income taxes	11,601	14,447	21,147
Cash received on interest	7,233	5,444	6,636

The accompanying notes are an integral part of the financial statements.

ARM Holdings plc

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares						Accumulated other comprehensive income
	Number	Amount	Additional paid-in-capital	Deferred compensation	Treasury stock	Retained earnings(1)	Unrealized holding gain	Cumulative translation adjustment	Total
	(in £ thousands, except share data)
Balances, December 31, 2003	1,023,345,650	512	63,321	(2,499)	(7,569)	134,419	1,979	(2,088)	188,075
Shares issued on exercise of options	3,041,914	1	1,310	—	—	—	—	—	1,311
Shares issued on acquisition	324,399,411	162	272,238	—	—	—	—	—	272,400
Share issue costs		—	(3,094)	—	—	—	—	—	(3,094)
Issuance of options in relation to acquisition of Artisan		—	78,950	(9,579)	—	—	—	—	69,371
Net income		—	—	—	—	27,977	—	—	27,977
Dividends		—	—	—	—	(8,975)	—	—	(8,975)
Tax effect of disqualifying dispositions		—	515	—	—	—	—	—	515
Deferred compensation arising on share schemes		—	965	(965)	—	—	—	—	—
Amortization of deferred compensation		—	—	960	—	—	—	—	960
Issuance of shares from treasury		—	(72)	—	84	—	—	—	12
Accumulated other comprehensive income
Unrealized holding gains on available-for-sale securities (net of tax charge of £1,631,000)		—	—	—	—	—	4,196	—	4,196
Currency translation adjustment		—	—	—	—	—	—	(421)	(421)
Balances, December 31, 2004	1,350,786,975	675	414,133	(12,083)	(7,485)	153,421	6,175	(2,509)	552,327
Shares issued on exercise of options	35,315,705	18	13,065	—	—	—	—	—	13,083
Net income		—	—	—	—	41,880	—	—	41,880
Dividends		—	—	—	—	(10,436)	—	—	(10,436)
Tax effect of disqualifying dispositions		—	370	—	—	—	—	—	370
Deferred compensation arising on share schemes		—	3,290	(3,290)	—	—	—	—	—
Tax benefits on exercise of options issued as part consideration for a business combination		—	1,227	—	—	—	—	—	1,227
Amortization of deferred compensation		—	—	9,727	—	—	—	—	9,727
Reversal of unearned compensation		—	(1,242)	1,242	—	—	—	—	—
Issuance of shares from treasury		—	(5,591)	—	7,381	(952)	—	—	838
Purchase of own shares		—	—	—	(16,211)	—	—	—	(16,211)
Accumulated other comprehensive income
Unrealized holding losses on available-for-sale securities (net of tax benefit of £981,000)		—	—	—	—	—	(2,316)	—	(2,316)
Currency translation adjustment		—	—	—	—	—	—	(58,561)	58,561
Balances, December 31, 2005	1,386,102,680	693	425,252	(4,404)	(16,315)	183,913	3,859	56,052	649,050
Shares issued on exercise of options	3,805,154	2	2,104	—	—	—	—	—	2,106
Net income		—	—	—	—	45,163	—	—	45,163
Dividends		—	—	—	—	(12,367)	—	—	(12,367)
Tax effect of option exercises		—	3,682	—	—	—	—	—	3,682
Netting of deferred compensation(2)		—	(4,404)	4,404	—	—	—	—	—
Amortization of deferred compensation		—	19,371	—	—	—	—	—	19,371
Issuance of shares from treasury		—	—	—	34,589	(18,835)	—	—	15,754
Purchase of own shares		—	—	—	(76,519)	—	—	—	(76,519)
Accumulated other comprehensive income
Realized gain on available-for-sale security (net of tax benefit of £850,000)		—	—	—	—	—	(2,375)	—	(2,375)
Unrealized holding losses on available-for-sale securities (net of tax benefit of £477,000)		—	—	—	—	—	(1,090)	—	(1,090)
Currency translation adjustment		—	—	—	—	—	—	(68,128)	(68,128)

ARM Holdings plc

	Ordinary Shares						Accumulated other comprehensive income
	Number	Amount	Additional paid-in-capital	Deferred compensation	Treasury stock	Retained earnings(1)	Unrealized holding gain	Cumulative translation adjustment	Total
	(in £ thousands, except share data)
Balances, December 31, 2006	1,389,907,834	695	446,005	—	(58,245)	197,874	394	(12,076)	574,647
___________________

(1)	The amount of shareholders’ equity available for distribution to shareholders is the amount of profits determined under UK GAAP in the statutory accounts of the parent company. At December 31, 2006 this company did not have any distributable profits. In February 2007, dividends were paid up to the company from subsidiary undertakings. Unaudited interim accounts prepared to February 22, 2007 showed the company having distributable profits on that date of £90,735.000.

(2)	FAS 123R requires that deferred stock-based compensation on the date of adoption be netted against additional paid-in capital.

The accompanying notes are an integral part of the financial statements.

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 The Company and a summary of its significant accounting policies

The business of the Company

ARM Holdings plc and its subsidiary companies (“ARM” or “the Company”) design reduced instruction set computing (RISC) microprocessors, physical IP and related technology and software, and sell Development Systems, to enhance the performance, cost-effectiveness and power-efficiency of high-volume embedded applications. The Company licenses and sells its technology and products to leading international electronics companies, which in turn manufacture, market and sell microprocessors, application-specific integrated circuits (ASICs) and application-specific standard processors (ASSPs) based on the Company’s architecture to systems companies for incorporation into a wide variety of end products. By creating a network of Partners, and working with them to best utilize the Company’s technology, the Company is establishing its architecture as a RISC processor for use in many high-volume embedded microprocessor applications, including digital cellular phones, modems and automotive functions and for potential use in many growing markets, including smart cards and digital video. The Company also licenses and sells Development Systems products direct to systems companies and provides consulting and support services to its licensees, systems companies and other systems designers. The Company’s principal geographic markets are Europe, the US and Asia Pacific.

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

Group undertakings include ARM Limited (incorporated in the UK), ARM Inc. (incorporated in the US), ARM KK (incorporated in Japan), ARM Korea Limited (incorporated in South Korea), ARM France SAS (incorporated in France), Soisic SA (incorporated in France, acquired during 2006), ARM Belgium N.V. (incorporated in Belgium), ARM Germany GmbH (incorporated in Germany), Keil Elektronik GmbH (incorporated in Germany), ARM Norway AS (incorporated in Norway, acquired and renamed during 2006), ARM Embedded Technologies Pvt Limited (incorporated in India), ARM Physical IP Asia Pacific Pte. Limited (incorporated in Singapore), ARM Taiwan Limited (incorporated in Taiwan) and ARM Consulting (Shanghai) Co. Limited (incorporated in PR China). All entities are 100% owned.

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

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Investments

Publicly traded investments are classed as available-for-sale in accordance with Statement of Financial Accounting Standards (SFAS) No.115, “Accounting for certain investments in debt and equity securities”, and are carried at fair value. Unrealized holding gains or losses on such securities are included, net of related taxes, in other comprehensive income. Other-than-temporary impairment losses and realized gains and losses of such securities are reported in earnings. Equity securities that are not publicly traded are recorded at cost less permanent diminution in value; at December 31, 2006 and 2005, the estimated fair value of these investments approximated their recorded basis, based on estimates determined by management.

In 2005, the Company made an investment by way of convertible loan notes in Luminary Micro Inc. which have now converted into preference shares. Further investment in 2006 has been made in Luminary Micro Inc. by way of preference shares.

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

Prior to 2002, purchased goodwill was capitalized and amortized on a straight-line basis over a prudent estimate of the time that the Company was expected to benefit from it. Upon adoption of SFAS 142, on January 1, 2002, the Company ceased amortizing goodwill. The value of goodwill carried forward at the end of 2001 has been frozen at £2,274,000. This goodwill, together with goodwill arising on acquisitions since 2002, is tested for impairment at least annually. An annual impairment review in 2006 determined, primarily with reference to cash flow forecasts, that there was no indication of impairment with respect to goodwill. The estimates of future cash flows involve considerable management judgement and are based on assumptions about expected future operating performance. The actual cash flows could differ from management's estimates due to changes in business conditions, operating performance and economic conditions.

In accordance with SFAS 131 "Disclosures about Segments of an Enterprise and Related Information", the Company has identified its operating segments based on the information used by the Chief Operating Decision Maker in monitoring the business. For the purposes of assessing the carrying value of goodwill for impairment, goodwill has been allocated to reporting units. Based on the nature and extent of discrete information available to management, the Company believes that, for ARM, each operating segment consists of a single reporting unit. Goodwill has been allocated to the three reporting units as shown in note 9.

Impairment charges

The Company reviews goodwill for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. It also reviews long-lived assets and identifiable intangibles for impairment if an event occurs that indicates that the carrying amount may not be recoverable. If the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair value.

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

The Company primarily earns revenues from licensing its IP to leading electronics companies which in turn manufacture, market and sell microprocessors, ASICs and ASSPs based on the Company’s architecture to systems companies for incorporation into a wide variety of end products. The Company’s IP consists of software and related documentation which enables a customer to design and manufacture microprocessors and related technology and software. Most licenses are designed to meet the specific requirements of each customer and are generally not time limited in their application. In general, the time between the signing of a license and final validation of the customer’s ARM-compliant product is between six and 15 months. Upgrades or modifications to the licensed IP are not provided. Following validation of the customer’s ARM-compliant product, the Company has no further obligations under the license agreement.

In accordance with SOP 81-1, “Accounting for performance of construction-type and certain production type contracts,” when license agreements include deliverables that require “significant production, modification or customization,” contract accounting is applied. Revenues from license fees are recognized based on the percentage-of-completion method over the period from signing of the license to validation of the customer’s ARM-compliant product and the completion of all outstanding obligations. The amount of revenue recognized is based on the total license fees under the license agreement, or that portion of the total license fees which is determined to be fixed or determinable in arrangements involving extended payment terms and the percentage-of-completion achieved. Those amounts that are not deemed fixed or determinable at the outset of the arrangement are recognized as the payments become due. Where an arrangement is for multiple elements, each requiring significant production, modification or customization, the Company evaluates whether the bifurcation criteria of SOP 81-1 are met, and if so, the total arrangement fee is allocated accordingly. The percentage-of-completion is measured by monitoring progress using records of actual time incurred to date in the project, compared with the total estimated project requirement. Revenues are recognized only when collectability is probable. Estimates of total project requirements are based on prior experience of customization, delivery and validation of the same or similar technology and are reviewed and updated regularly by management. Under the percentage-of-completion method, provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of such losses is determined.

Agreements that include rights to unspecified products (as opposed to unspecified upgrades and enhancements) are accounted for using subscription accounting, revenue from the arrangement being recognized over the term of the arrangement, or an estimate of the economic life of the products offered if no term is specified, beginning with the delivery of the first product.

In accordance with SOP 97-2, “Software revenue recognition,” where agreements involve multiple elements that do not require “significant production, modification or customization,” the Company recognizes license revenue when a signed contract or other persuasive evidence of an arrangement exists, the product has been shipped or electronically delivered, the license fee is fixed or determinable and collection of the resulting receivable is probable. Where agreements include multiple elements, the revenue recognition criteria for each element are typically met within the same accounting period, i.e. on delivery of the elements. If an element is undelivered at a period end, the Company determines whether it has sufficient vendor specific objective evidence (“VSOE”) of fair value in order to make an allocation amongst the elements. For the majority of its products and services, with the exception of post-contract support ("PCS"), certain Development Systems products and certain services undertaken by the Company, the Company does not believe it has sufficient VSOE of fair value to make such allocations. Accordingly, no revenue is recognized on an arrangement where deliverables other than PCS and the aforementioned Development Systems products and services remain undelivered.

License fees are considered fixed or determinable if they are not dependent on customers completing specific milestones and they are not subject to extended payment terms, i.e. the payment terms do not extend over a substantial period when compared to the payment terms in similar license arrangements and when compared with

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

PCS consists of the right to receive services and/or unspecified product upgrades/enhancements that are offered on a when-and-if-available basis. PCS is generally priced separately from the initial licensing fee in a contract and revenue is allocated to PCS based on VSOE of fair value. VSOE of fair value is determined with reference to contractual renewal rates. If no renewal rates are specified, the entire fee under the arrangement is amortised and recognised ratably over the contractual PCS period. Where renewal rates are specified, PCS revenue is recognised ratably over the term of the PCS arrangement.

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

Services, such as consulting and training are typically sold in stand-alone arrangements. Where they are sold in conjunction with other deliverables and they are not considered essential to the functionality of those other deliverables, they are accounted for separately based on VSOE, if VSOE has been established. Revenue for these services is recognized as the services are performed and collectability is probable. If VSOE for the services does not exist or the services are deemed to be essential to the functionality of the other deliverables in the arrangement, the entire arrangement fee is recognized as the services are performed. The excess of fees invoiced over revenue recognized in respect of such fees is recorded as a deferred revenue liability.

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

Where the Company enters into more than one agreement with the same customer in the same, short time frame, an assessment is made to establish whether the group of agreements is so closely related that they effectively form a single multiple-element arrangement. The factors considered in making this assessment include, but are not limited to:

•	Whether the different elements are closely interrelated or interdependent in terms of design, technology, or function;

•	Whether the fee for one or more of the agreements is subject to a refund or forfeiture or other concession if one of the other contracts is not completed satisfactorily;

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

•	Whether one or more elements in one agreement are essential to the functionality of an element in another agreement;

•	Whether payment terms under one agreement coincide with performance criteria of another agreement; and

•	Whether the negotiations are conducted jointly with two or more parties to do what in essence is a single project.

Research and development

All ongoing research and development expenditure is expensed in the period in which it is incurred. Costs include salaries of engineers and associated staff, relevant EDA tools costs and other directly related expenditure, such as contractors, as well as an allocation of facilities costs. The facilities costs for each office are allocated according to the proportion of employees in engineering functions within these offices. Any collaborative agreements whereby a third party agrees to partially fund the Company's research and development is recognized over the period of the agreement as a credit within research and development costs.

Grants

Grants in respect of specific research and development projects are receivable from the European Commission, a European organization which funds certain research and development activities on application to it for the purposes of furthering research and development activities within the European Union. The Company retains significant rights to IP developed under projects which are funded under these arrangements. Grants received are typically intended to cover 50% of expected project costs. Grant income is recognized over the period of the project in line with the costs incurred. Unconditional undertakings have been received from the European Commission to provide the funding, and there is no obligation to refund any amounts already received. Amounts receivable under these arrangements in the year ended December 31, 2006 were £467,000 (2005: £nil; 2004: £338,000) and were netted against related research and development costs.

Pension costs

The Company contributes to defined contribution plans substantially covering all employees in Europe and the US and to government pension schemes for employees in Japan, South Korea, Taiwan, PR China and Israel. The Company contributes to these plans based upon various fixed percentages of employee compensation and such contributions are expensed as incurred. The amount of contributions expensed by the Company for the years ended December 31, 2004, 2005 and 2006 were £2,067,000, £3,371,000 and £3,840,000, respectively.

Loss contingencies

The Company accrues an estimated loss contingency when it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated.

Fair value of financial instruments

The Company's financial instruments consist principally of cash and cash equivalents, short-term investments and marketable securities, accounts receivable and foreign currency exchange contracts. The Company believes all of the financial instruments carrying values approximate to fair value due to their nature and respective durations.

Cash equivalents

The Company considers all highly liquid investments with original maturity dates of three months or less to be cash equivalents.

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Short-term investments and marketable securities

The Company considers all highly liquid investments with original maturity dates of greater than three months but less than one year to be either short-term investments (when invested on deposit with major clearing banks) or short-term marketable securities (when custodied with major financial institutions). Any investments with a maturity date of greater than one year are classified as long-term marketable securities.

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

Currency translation

The Company's functional currency is the currency of the primary economic environment in which the Company operates.

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

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

From time to time, the Company enters into contracts denominated in a currency (typically US dollars) that is neither the functional currency of the Company nor the functional currency of the customer. In accordance with SFAS 133, “Accounting for derivative instruments and hedging activities”, where there are unpaid amounts on such contracts, the Company carries such derivatives at fair value. The resulting gain or loss is recognized in the income statement under general and administrative costs. For the year ended December 31, 2006 the loss on exchange is £898,000 (2005: gain of £2,101,000; 2004: loss of £732,000).

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

The Company applies the “with and without” approach with respect to the allocation of net operating losses and other reliefs due to share-based compensation costs. Under this approach a benefit is recorded in additional paid-in capital only to the extent that the amount of available net operating losses generated for operations can be offset against the current year taxable income.

Earnings per share

Basic earnings per common share is computed based on the weighted average number of ordinary shares. Diluted earnings per common share is computed by including potential common shares where the effect of their inclusion would be dilutive. The diluted share base for the year ended December 31, 2006 excludes incremental shares of approximately 33,390,000 (2005: 39,614,000; 2004: 38,143,000) related to employee stock options. These shares are excluded due to their antidilutive effect as a result of the exercise price of these shares being higher than the market price. The ordinary equivalent shares for share options were determined using the treasury stock method.

Accounting for share-based payments

On January 1, 2006, the Company adopted FASB Statement No. 123 (revised 2004), “Share-Based Payment” (“FAS 123R”). Under FAS 123R, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as an expense over the employee’s requisite service period. The fair value of these awards is calculated using appropriate valuation techniques.

Some awards made by the Company are liability-classified awards under FAS 123R as (i) there is an obligation to settle a fixed monetary amount in a variable number of shares; or (ii) the awards are indexed to a factor other than performance, market or service condition. The fair value of these awards is re-measured at each period end until the award has vested. Once the award has vested, or for (i) above when number of shares becomes fixed, the award becomes equity-classified. The transitional rules detailed in FAS 123R require the Company to make a re-measurement adjustment for compensation cost for liability awards that has been recognized in the current year as a cumulative effect of change in accounting policy in the income statement.

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

The Company adopted the provisions of FAS 123R using a modified prospective application. Accordingly, prior periods have not been revised for comparative purposes. The valuation provisions of FAS 123R apply to new awards and to awards that are outstanding on the effective date, which are subsequently modified or canceled. Estimated compensation expense for awards outstanding at the effective date will be recognized over the remaining service period using the compensation cost calculated for pro forma disclosure purposes under FASB Statement No. 123, “Accounting for Stock-Based Compensation” (FAS 123).

On November 10, 2005, the FASB issued FASB Staff Position No. FAS 123R-3, “Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards.” The Company has elected to adopt the alternative transition method provided in this FASB Staff Position for calculating the tax effects of share-based compensation pursuant to FAS 123R. The alternative transition method includes a simplified method to establish the beginning balance of the additional paid-in capital pool (APIC pool) related to the tax effects of employee share-based compensation, which is available to absorb tax deficiencies which could be recognized subsequent to the adoption of FAS 123R.

For a summary of all the Company’s share-based award schemes, please refer to the Shareholders’ equity section in footnote 12.

The Company uses the Black-Scholes option pricing model to estimate the fair value of share-based payments. This model is consistent with that used for the Company’s pro forma information required under FAS 123. The determination of the fair value using this model is affected by the share price at grant, as well as a number of other assumptions including expected volatility, expected life, risk-free interest rate and expected dividends.

The Company used the historical price of the Company’s stock for the expected volatility assumption, including some adjustments for non-recurring one-time events, consistent with the guidance in FAS 123R and the Securities and Exchange Commission’s Staff Accounting Bulletin No. 107. Adjustments were made as the Company’s assessment of future stock price trends were more representative of historical data excluding these events rather than including them. The expected life of options is based on known vesting dates and historical exercise patterns for the different schemes. The risk-free interest rate is based on observed interest rates appropriate for the terms of the share options. The dividend yield assumption is based on our last declared dividend and expected payouts.

The fair value of our restricted stock units and LTIP awards is based on the share price at date of grant, discounted for any dividends that won’t be earned during the vesting period.

The per share fair values of share options granted have been estimated with the following weighted average assumptions:

	Options			RSUs / LTIP awards
	2006	2005	2004	2006	2005	2004

Expected life (in years)	3.11	3.07	3.34	2.57	3.00	3.00
Volatility	40%	50%	90%	40%	50%	85%
Risk-free interest rate	4.01%	4.00%	4.05%	4.13%	4.00%	4.5%
Dividend yield	0.70%	0.70%	0.51%	0.70%	0.70%	0.70%
Weighted average fair value (£)	0.43	0.38	0.74	1.31	1.17	1.01

The following table presents details of the total stock-based compensation expense that is included in each functional line item of the Company’s consolidated statements of income for the years ended December 31. Note that the 2004 and 2005 comparative income statements have been re-analyzed to absorb the share-based compensation expenses into the functional line items rather than as a separate line as reported in the income statements in those years.

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	2006*		2005	2004
	£000		£000	£000
Cost of revenues	1,098		2,489	-
Research and development costs	10,609		1,582	300
Sales and marketing costs	3,658		2,132	222
General and administrative costs	2,927		3,524	438
Cumulative effect of change in accounting policy	3,496	**	-	-
Share-based payment expense	21,788		9,727	960
Tax benefit for share-based payment compensation expense	(4,181)	**	(1,799)	-
Share-based payment expense, net of tax	17,607		7,928	960

*	The amounts included in 2006 reflect the adoption of FAS 123R. In accordance with the modified prospective transition method, the Company’s consolidated statements of income for 2005 and 2004 have not been restated to reflect, and do not include, the impact of FAS 123R.

**	The cumulative effect of change in accounting policy arises as a re-measurement adjustment for liability-classified awards on cumulative share-based compensation for earlier years on adoption of FAS 123R. Included within tax benefits above is £1,049,000 relating to this cumulative effect of change in accounting policy

The adoption of FAS 123R will continue to have a significant adverse impact on the Company’s reported results of operations, although it should not have a material impact on its overall financial position. The amount of unearned stock-based compensation currently estimated to be expensed in the period from 2007 to 2011 related to unvested share-based payment awards at December 31, 2006 is £19.5 million. Of this amount, £11.8 million is estimated to be expensed in 2007, £5.6 million in 2008, £1.7 million in 2009 and £0.4 million in 2010. The weighted average period over which the unearned share-based compensation is expected to be recognised is approximately 1.0 years. If there are any cancellations or accelerated vestings, the Company may be required to accelerate or cancel some of the remaining compensation expense. The share-based compensation expense in future periods will be more than stated above to the extent that the Company grants additional options or awards after the balance sheet date. Furthermore, the estimated future compensation charge may be affected by any change to the fair value of liability-classified awards.

In accordance with the requirements of the disclosure-only alternative of FAS 123, the following table illustrates the effect on net income and earnings per share for 2005 and 2004 had the Company applied the fair value recognition provisions of FAS 123 instead of the guidelines provided by APB 25.

	2005	2004
	£000	£000
Net income:
As reported	41,880	27,977
Deduct: Total stock-based compensation expense determined under fair value-based
method for all awards, net of related tax effects	(20,120)	(12,546)
Add back: Total stock-based compensation expense determined under the intrinsic
value-based method for all awards, net of related tax effects	7,928	960
Pro forma net income	29,688	16,391
Basic earnings per common share (pence):
As reported	3.1p	2.7p
Pro forma	2.2p	1.6p
Diluted earnings per common share (pence):
As reported	2.9p	2.7p
Pro forma	2.1p	1.6p

Treasury stock

Treasury stock represents the cost of shares in the Company held by the Company, the Employee Benefit Trust (ESOP) and the QUEST.

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

During 2006, to supplement the payment of dividends to shareholders, the Company continued its rolling share buyback programme under the shareholder authority conferred at the 2005 Annual General Meeting. The quantum and frequency of share re-purchases is not predetermined and will take into account prevailing market conditions, the short- to -medium-term cash needs of the business and the level of employee share-based remuneration going forward. In 2006, a total of 63,600,000 (2005: 13,868,000) shares were re-purchased from the market at a cost of £76,519,000 (2005: £16,211,000). At December 31, 2006, there were 49,500,000 (2005: 12,751,107) shares in the Company still held from these purchases with a market value of £62,246,000 (2005: £15,429,000). Whilst shares re-purchased from the market have been used to satisfy some employee share option exercises, all those shares held at the end of 2006 are expected to be canceled in 2007. See the Companies Act 1985 section below for further information on these share buybacks and need for subsequent cancellation.

The ESOP was set up on April 16, 1998 to facilitate the recruitment, retention and motivation of employees. Under the Company's Long Term Incentive Plan, 7,771,416 shares could be awarded from shares already issued within the ESOP and treasury stock held by the Company. The number of unearned shares within the ESOP at December 31, 2006 was 1,201,434 (2005: 5,000,000) with a market value of £1,511,000 (2005: £6,050,000).

All costs relating to the schemes are recognized in the income statement as they accrue and the ESOP has waived the right to receive dividends of over and above 0.01 pence per share on all shares held. For the purpose of earnings per share calculations, the shares are treated as canceled until such time as they vest unconditionally.

The Company also has a QUEST which was established to acquire new shares in the Company for the benefit of employees and directors of the Company. Following the final allocations in 2005, the QUEST held no further shares in the Company and is in the process of being wound-up.

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

Recently issued accounting standards

In July 2006, the FASB issued FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109” (FIN 48). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements. FIN 48 requires companies to determine whether it is “more likely than not” that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 will also require significant additional disclosures. This Interpretation will be effective for fiscal years beginning after December 15, 2006. We will implement this Interpretation in the first quarter of 2007 on a prospective basis. We are currently evaluating the potential impact this Interpretation will have on our financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157), which provides guidance on how to measure assets and liabilities that use fair value. SFAS 157 will apply whenever another US GAAP standard requires (or permits) assets or liabilities to be measured at fair value but does not expand the use of fair value to any new circumstances. SFAS 157 will be effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently evaluating the potential impact this standard may have on our financial position and results of operations, but do not believe the impact of the adoption will be material.

In September 2006, the SEC staff issued Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB 108). SAB 108 was issued in order to eliminate the diversity of practice in how public companies quantify misstatements of financial statements, including misstatements that were not material to prior years’ financial statements. We have

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

applied the provisions of SAB 108 in connection with the preparation of our annual financial statements for the year ended December 31, 2006 and the impact was not material.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (SFAS 158). Part of this Statement was effective as of December 31, 2006, and requires companies that have defined benefit pension plans and other postretirement benefit plans to recognize the funded status of those plans on the balance sheet on a prospective basis from the effective date. The funded status of these plans is determined as of the plans’ measurement dates and represents the difference between the amount of the obligations owed to participants under each plan (including the effects of future salary increases for defined benefit plans) and the fair value of each plan’s assets dedicated to paying those obligations. To record the funded status of those plans, unrecognized prior service costs and net actuarial losses experienced by the plans will be recorded in the Other Comprehensive Income (OCI) section of shareholders’ equity on the balance sheet. This does not have a material impact on our financial position.

On September 12, 2006 the EITF issued the statement EITF 06-2, “Accounting for Sabbatical Leave and Other Similar Benefits”. This becomes effective for financial statements issued for fiscal years beginning after December 15, 2006. The EITF was issued to clarify the issue of when to make accruals for the provision of sabbaticals by the company. We are currently evaluating the potential impact this standard may have on our financial position and results of operations, but do not believe the impact of the adoption will be material, other than the adjustment for cumulative effect of change in accounting policy.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an Amendment of FASB Statement No.115” (FAS 159). Under this standard, entities will now be permitted to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis (the fair value option). The fair value option represents a significant step in the evolution of financial reporting because it considerably expands the ability of entities to select the measurement attribute for certain assets and liabilities. FAS 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact this standard may have on our financial position and results of operations.

Companies Act 1985

These financial statements do not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985 of Great Britain (the “Companies Act”). The Company’s statutory accounts, which are its primary financial statements, are prepared in accordance with International Financial Reporting Standards (IFRSs) for consolidated accounts and accounting principles generally accepted in the United Kingdom (UK GAAP) for ARM Holdings plc company only accounts. They are prepared in compliance with the Companies Act and are presented in pounds sterling. Statutory accounts (upon which the auditors gave unqualified reports under Section 235 of the Companies Act and which did not contain statements under sub-sections 237(2) and (3) of the Companies Act) for the years ended December 31, 2004 and 2005 have been, and those for the year ended December 31, 2006 will be delivered to the Registrar of Companies for England and Wales. Dividends are required to be declared in sterling out of profits available for that purpose as determined in accordance with UK GAAP and the Companies Act.

Substantially the whole of the Company’s distributable reserves are generated in ARM Limited, a subsidiary company within the ARM Holdings plc group. The amount of distributable reserves in ARM Limited at December 31, 2006 was £166 million. However, it came to the attention of the directors in February 2007 that the distributable reserves of ARM Holdings plc (company only), which are required to fund both the share buyback programme and dividends, had been fully utilised by May 19, 2006 (although sufficient distributable reserves were available in ARM Limited). Accordingly, 49.5 million of the shares acquired by the Company in 2006 and a further 6.2 million shares acquired in early 2007 were acquired at a time when ARM Holdings plc had insufficient distributable reserves. Had the board been aware of the shortfall in distributable reserves in ARM Holdings plc at the relevant time, it would have arranged for the payment of a dividend to ARM Holdings plc from ARM Limited to cover the shortfall.

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

As a result of the shortfall in distributable reserves, the relevant shares have not been properly acquired under the applicable statutory requirements, as so ARM Holdings plc is unable to re-issue such shares or cancel them. ARM Holdings plc has been advised that this matter should be resolved by cancelling the relevant shares by Court order.

A similar issue has arisen in relation to the interim dividend for 2006 which was paid to shareholders on October 6, 2006. At that time, ARM Holdings plc did not have sufficient distributable reserves to make such a payment, being approximately £5.5 million in aggregate (although sufficient distributable reserves were available in ARM Limited). This amounts to a technical breach of the statutory requirements.

A dividend from ARM Limited to ARM Holdings plc (via an intermediary holding company) was paid on February 21, 2007 and the directors have filed with the Registrar of Companies accounts for ARM Holdings plc as at February 22, 2007 reflecting such dividend. This resolves the position regarding ARM Holdings plc’s distributable reserves with regard to the final dividend for 2006 and the Company’s share buyback programme.

2 Related party transactions

During the year, the Company paid royalties of £124,000 (2005: £33,000; 2004: £411,000) and made cross-license payments of £nil (2005: £26,000; 2004: £14,000) to Superscape Group plc (“Superscape”), a company in which Mike Inglis is a non-executive director. £nil (2005: £nil) was owed to Superscape at December 31, 2006. In addition, in 2006 the Company received royalty fees of £19,000 (2005: £2,000; 2004: £6,000) and license fees of £nil (2005: £11,000; 2004: £nil). £17,000 was owed by Superscape at December 31, 2006 (2005: £nil)

Also during 2006, the Company received license fees of £3,085,000 (2005: £321,000; 2004: £209,000), support and maintenance income of £37,000 (2005: £37,000; 2004: £37,000) and evaluation tools fees of £82,000 (2005: £17,000; 2004: £nil) from CSR plc, a company in which John Scarisbrick is an executive director. £14,000 was owed by CSR at December 31, 2006 (2005: £nil).

During 2006, the Company received funding for SOI technology development of £319,000 from SOI TEC Silicon On Insulator Technologies SA (“Soitec”). Soitec is an SOI IP company in which Doug Dunn, Company Chairman, is a non-executive director. £383,000 is owed by Soitec at December 31, 2006.

3 Income taxes

Income before income tax is analyzed as follows:

	Year ended December 31,
	2004	2005	2006
	£000	£000	£000
United Kingdom	34,569	47,930	19,886
Foreign	3,886	5,304	37,162
	38,455	53,234	57,048

The provision for income taxes consisted of:

	Year ended December 31,
	2004	2005	2006
	£000	£000	£000
Current:
United Kingdom	10,619	15,519	9,958
Foreign	1,490	1,430	6,138
Total current	12,109	16,949	16,096
Deferred:
United Kingdom	(1,171)	(1,241)	(5,476)
Foreign	(460)	(4,354)	(1,182)
Total deferred	(1,631)	(5,595)	(6,658)

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Year ended December 31,
	2004	2005	2006
	£000	£000	£000
Total provision for income taxes	10,478	11,354	9,438

Included in income tax payable is a current tax benefit of £3,682,000 (2005: £370,000; 2004: £826,000) and a deferred tax credit of £nil (2005: £6,072,000; 2004: £311,000) in relation to employee stock options. Such benefits are reflected as additional paid-in capital.

Also included in the provision for income taxes is utilization of the deferred tax liability in relation to acquired intangibles of £6,264,000 (2005: £6,921,000; 2004: £188,000).

Total income tax expense differs from the amounts computed by applying the UK statutory income tax rate of 30% for 2006, 2005 and 2004 to income before income tax as a result of the following:

	Year ended December 31,
	2004	2005	2006
	£000	£000	£000
UK statutory rate 30% (2005: 30%; 2004: 30%)	11,537	15,970	17,114
Research and development tax credits	(1,651)	(1,911)	(2,879)
Permanent differences —foreign exchange*	-	-	(4,164)
Permanent differences — other**	1,828	(616)	(3,856)
Amortization of intangibles	(188)	(1,730)	(1,467)
Differences in statutory rates of foreign countries	231	(45)	613
Foreign withholding tax	-	1,444	2,450
Other, net***	(1,279)	(1,758)	1,627
	10,478	11,354	9,438

*	The permanent difference on foreign exchange is net of a valuation allowance charge of £3,394,000 in 2006.
**	Permanent differences comprise permanent adjustments and benefits resulting from re-structuring following the acquisition of Artisan.
***	Other, net comprises prior year adjustments, timing differences and deferred tax adjustments.

Significant components of the deferred tax assets/liabilities are as follows:

	At December 31,
	2005	2006
	£000	£000
Stock compensation charge	553	5,016
Fixed asset temporary differences	5,214	5,244
Temporary difference on available-for-sale securities	(1,096)	231
Non-deductible accruals and reserves	1,662	1,766
Amounts relating to intangible assets arising on acquisition	(28,323)	(20,074)
Losses carried forward	10,995	12,816
R&D tax credits carried forward	8,494	6,178
Total deferred tax assets/(liabilities)	(2,501)	11,177
Valuation allowance	(366)	(6,049)
Net deferred tax assets/(liabilities)	(2,867)	5,128

Disclosed on the balance sheet within:

	At December 31,
	2005	2006
	£000	£000
Assets	4,422	9,872
Liabilities	(7,289)	(4,744)

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	At December 31,
	2005	2006
	£000	£000
Net deferred tax assets/(liabilities)	(2,867)	5,128

Included in the amount of £20,074,000 (2005: £28,323,000) relating to intangible assets on acquisition is £13,178,000 (2005: £20,925,000) relating to liabilities that are expected to accrue after more than one year. All deferred tax assets of £25,202,000 (2005: £26,213,000) are expected to accrue after more than one year.

UK income taxes have not been provided at December 31, 2006 on unremitted earnings of approximately £31,809,000 (2005: £14,958,000; 2004: £5,670,000) of subsidiaries located outside the UK as such earnings are considered to be permanently invested. If these earnings were to be remitted without offsetting tax credits in the UK, taxes would be approximately £10,578,000 (2005: £2,379,000; 2004: £1,122,000). The valuation allowance relates to net operating loss carryforwards of certain subsidiaries, where management believes it is more likely than not such amounts will not be realized. None of the loss carryforwards expires before 2018. The future use of the net operating losses carried forward in ARM Inc. may be restricted in the event of a purchase by a third party, whereby the level of losses to be utilized on an annual basis would be limited to 4% of the market value of ARM Inc. at the date of the transaction.

As at December 31, 2006 the Company had federal net operating losses of £17,520,000 and a deferred tax asset thereon of £5,957,000. These losses begin to expire in 2019.

The Company also had state net operating losses of £2,814,000 and a deferred tax asset of £151,000 which will begin to expire in 2013.

In addition to the net operating losses, the Company also had unutilized federal R&D tax credits of £3,626,000 which will begin to expire in 2012 and unutilized state R&D tax credits of £2,552,000 which have no expiration date.

As a result of FAS 123R, the Company's deferred tax assets at December 31, 2006 do not include £1,909,000 of excess tax benefits from employee share option exercises that are a component of the Company's research and development and net operating loss carryovers. Equity will be increased by £1,909,000 if and when such excess tax benefits are ultimately realized.

4 Earnings per share

	Year ended December 31, 2004
	Income	Shares	Per share
	£	Number	Amount
Net income	27,977,000
Basic EPS:
Income available to common stockholders	27,977,000	1,026,889,882	2.7p
Effect of dilutive securities:
Stock options		22,878,223
Diluted EPS:
Income available to common stockholders plus assumed conversion	27,977,000	1,049,768,105	2.7p

	Year ended December 31, 2005
	Income	Shares	Per share
	£	Number	Amount
Net income	41,880,000
Basic EPS:
Income available to common stockholders	41,880,000	1,369,335,202	3.1p
Effect of dilutive securities:
Stock options		57,701,294

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Year ended December 31, 2005
	Income	Shares	Per share
	£	Number	Amount
Diluted EPS:
Income available to common stockholders plus assumed conversion	41,880,000	1,427,036,496	2.9p

	Year ended December 31, 2006
	Income	Shares	Per share
	£	Number	Amount
Basic EPS:
Net income before cumulative effect of change in accounting policy	47,610,000	1,366,816,499	3.5p
Cumulative effect of change in accounting policy	(2,447,000)		(0.2p	)
Net income after cumulative effect of change in accounting policy	45,163,000		3.3p
Effect of dilutive securities:
Stock options		37,934,830
Diluted EPS:
Net income before cumulative effect of change in accounting policy	47,610,000	1,404,751,329	3.4p
Cumulative effect of change in accounting policy	(2,447,000)		(0.2p	)
Net income after cumulative effect of change in accounting policy	45,163,000		3.2p

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

The Company markets and sells to a relatively small number of customers with individually large value transactions. At December 31, 2004, 2005 and 2006 no customers accounted for more than 10% of accounts receivable.

At December 31, 2005 and 2006, the Company's cash, cash equivalents, short-term investments and marketable securities were deposited with major clearing banks and building societies in the UK and US in the form of money market deposits and corporate bonds for varying periods up to two years.

6 Acquisitions

Falanx Microsystems AS

On May 30, 2006, the Company purchased the entire share capital of Falanx Microsystems AS (“Falanx”), a graphics IP company incorporated in Norway for total consideration of $25.1 million (£13.4 million), comprising $24.9 million cash consideration and $0.2 million of related acquisition expenses.

Falanx develops graphics accelerator IP and software for semiconductor system-on-chip (SoC) vendors that deliver high-quality multimedia images without compromising performance, power consumption or system cost. The acquisition fits the ARM strategy of enabling users to create SOCs seamlessly in their design process. The MaliTM Graphics Processor Unit (GPU) is a combination of hardware and software that enables industry-leading 3D graphics and video on mobile phones, portable media players, set-top boxes, handheld gaming devices and automotive systems, providing the Company with full control over the development of its future 3D graphics solutions.

The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their estimated fair values on the acquisition date.

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

The operating results for Falanx have been included in these financial statements for the period from May 30, 2006 to December 31, 2006. The acquisition was accounted for under SFAS 141.

The following table sets out the provisional fair values of the assets acquired and liabilities assumed at the date of acquisition:

Fair Value to Company £000
Assets:
Cash and cash-equivalents	24
Accounts receivable, net	118
Other debtors	101
Deferred tax asset	543
Property and equipment, net	62
Total assets acquired	848

Liabilities:
Accounts payable and other creditors	(238)
Accrued liabilities and deferred revenue	(368)
Total liabilities assumed	(606)
Net assets acquired	242

The intangible assets recognized, apart from goodwill, represented contractual or other legal rights of Falanx and those intangible assets of Falanx that could be clearly identified. These intangibles were identified and valued through interviews and analysis of data provided by Falanx concerning development projects, their stage of development, the time and resources needed to complete them, and if applicable, their expected income generating ability. There were no other contractual or other legal rights of Falanx clearly identifiable by management, other than those identified below. The allocation of the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed was as follows:

	Useful estimated life (years)	£000
Fair value of net assets acquired		242
Intangible assets acquired:
Developed technology	3-5	4,267
Customer relationships	3	990
Deferred tax liability		(1,472)
Goodwill		9,383
Purchase price		13,410

If the acquisition of Falanx had occurred on January 1, 2006, net income for the Company would have been £0.8 million lower than reported, including the additional amortization of intangibles.

Soisic SA

On October 30, 2006, the Company purchased the entire share capital of Soisic SA (“Soisic”), a silicon-on-insulator (SOI) IP company incorporated in France for consideration of €5.1 million (£3.4 million), comprising €4.7 million cash consideration and €0.4 million of related acquisition expenses.

With this acquisition, the Company is making an investment in new technologies related to physical IP to enhance its leadership position in providing customers access to the higher performance and lower power offered by SOI process technologies. Soisic develops a similar set of products to the ARM Physical IP Division, specifically standard cells, static random access memory (SRAM) compilers and input/output (I/O) cells, however, based on SOI design rules and process models. Integrating this capability with ARM’s widely-used physical IP opens the possibility for system-on-chip (SoC)

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

designers to access SOI technology, which currently is used only in full custom designs, such as high-performance microprocessors.

The Company is investing in this area to be at the forefront of the design technologies needed to exploit the potential advantages of SOI as its usage grows in mobile, home and enterprise SoC and ASIC applications.

The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their estimated fair values on the acquisition date. A further €8 million is potentially payable on the achievement of various post-acquisition financial milestones and will be accrued when the milestones have been achieved, other than as noted below, whereby a small portion of this contingent consideration has been accrued at acquisition.

The operating results for Soisic have been included in these financial statements for the period from October 30, 2006 to December 31, 2006. The acquisition was accounted for under SFAS 141.

The following table sets out the provisional fair values of the assets acquired and liabilities assumed at the date of acquisition:

Fair value to Company £000
Assets:
Accounts receivable, net	165
Other debtors	411
Deferred tax asset	1,392
Property and equipment, net	117
Total assets acquired	2,085
Liabilities:
Cash overdraft	(53)
Accounts payable and other creditors	(949)
Accrued liabilities	(413)
Total liabilities assumed	(1,415)
Net assets acquired	670

The intangible assets recognized represented those intangible assets of Soisic that could be clearly identified. These intangibles were identified and valued through interviews and analysis of data provided by Soisic concerning development projects, their stage of development, the time and resources needed to complete them, and if applicable, their expected income generating ability. There were no other contractual or other legal rights of Soisic clearly identifiable by management, other than those identified below. The allocation of the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed was as follows:

	Useful estimated life (years)	£000
Fair value of net assets acquired		670
Intangible assets acquired:
Developed technology	5	4,283
Deferred tax liability		(1,413)
Purchase price		3,540

The purchase price above includes £0.1 million of contingent consideration. Whilst the Company does not normally accrue this payable until earned, in line with SFAS 141 it has been accrued to reduce any potential negative goodwill to nil.

If the acquisition of Soisic had occurred on January 1, 2006, net income for the Company would have been £2.5 million lower than reported, including the additional amortization of intangibles.

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

PowerEscape, Inc.

On June 21, 2006, the Company purchased certain assets of PowerEscape, Inc. (“PowerEscape”), a private company incorporated in the US, for total consideration of $1.1 million (£0.6 million), comprising $1.0 million cash consideration and $0.1 million of related acquisition expenses.

The PowerEscape team, which has been integrated into the Company’s Development Systems Division, will focus on adding innovative profiling and analysis features to the Company’s portfolio of market-leading development tools.

The Company has allocated the full purchase price of £595,000 to in-process research and development which reflects certain research projects that have not yet reached technological feasibility and commercial viability or had no alternative future use at the time of the acquisition. In-process research and development has been written-off immediately to the income statement.

Keil Elektronik GmbH and Keil Software, Inc.

On October 27, 2005, the Company purchased the entire share capital of Keil Elektronik GmbH (“KEG”), a company incorporated in Germany for total consideration of $10.9 million (£6.1 million), comprising $10.4 million cash consideration and $0.5 million of related acquisition expenses. On the same day, the Company purchased the entire share capital of Keil Software, Inc. (“KSI”), a US company, for total consideration of $5.2 million (£2.9 million), comprising $5.0 million cash consideration and $0.2 million of related acquisition expenses.

The Company has identified the MCU market as a critical growth area for the Company’s future business and with this acquisition, the Company will be able to accelerate progress in that market by offering a more complete solution. As the MCU applications shift from 8/16-bit to 32-bit solutions, the combination of the ARM Cortex-M3 processor, which is ideally suited for microcontroller applications, the RealView high-performance compiler, and Keil’s complementary MCU tools for ARM, will enable new generations of ARM MCU solutions.

The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their estimated fair values on the acquisition date. A further $2.3 million for KEG and $1.0 million for KSI was potentially payable on the achievement of various post-acquisition financial milestones. The financial milestones relating to the first year post-acquisition were achieved in 2006 and are accrued at the year end. Further potential payments relating to the second year post-acquisition will be accrued when payable. Keil is a leading independent provider of software development tools for the microcontoller (MCU) market.

The acquisition was accounted for under SFAS 141. The operating results for Keil have been included in these financial statements for the period October 27, 2005 to December 31, 2005 in the 2005 comparatives and for the entire year in 2006.

The following table sets out the provisional fair values of the assets acquired and liabilities assumed at the date of acquisition as reported in the 2005 annual report:

	Fair Value to Company
	KEG £000	KSI £000
Assets:
Cash and cash equivalents	2,911	32
Accounts receivable, net	477	169
Inventories	60	36
Other debtors	11	5
Property and equipment, net	12	-
Total assets acquired	3,471	242
Liabilities:
Accounts payable and other creditors	(1,593)	(19)
Accrued liabilities and deferred revenue	(2,280)	(62)
Total liabilities assumed	(3,873)	(81)
Net (liabilities assumed) / assets acquired	(402)	161

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

	Useful estimated life (years)	KEG £000	KSI £000
Fair value of net (liabilities assumed) / assets acquired		(402)	161
Intangible assets acquired:
Customer relationships	2-3	4,290	482
Developed technology	1-5	2,744	-
Trade names	5	-	1,175
Deferred tax liability		(2,673)	(663)
Goodwill		2,178	1,764
Purchase price		6,137	2,919

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

During 2006, a further $1.1 million and $0.4 million consideration became payable for KEG and KSI respectively following the achievement of various post-acquisition financial milestones, with a corresponding increase to total consideration and goodwill. In addition, the provisional fair values in respect of KEG’s income tax liabilities were finalized resulting in an increase in the net assets acquired by £1.1 million. Due to this change in fair value, an additional £1.1 million of consideration was paid. As both consideration and net assets were increased by the same amount, there was no corresponding change to goodwill.

Axys Design Automation, Inc.

On August 16, 2004, the Company purchased the entire share capital of Axys Design Automation, Inc. (“Axys”), a US company, for total consideration of $12.5 million (£6.9 million), comprising $11.6 million cash consideration and $0.9 million of related acquisition expenses. The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their estimated fair values on the acquisition date. A further $3 million was potentially payable on the achievement of various post-acquisition financial milestones. These were achieved during 2005 and were accrued and paid during the year. Axys is a provider of fast, accurate, integrated, processor and system modeling and simulation solutions and adds electronic system level expertise to ARM’s design tools portfolio.

The acquisition was accounted for under SFAS 141. The operating results for Axys have been included in these financial statements for the period August 16, 2004 to December 31, 2004 in the 2004 comparatives and for the entire year in 2005 and 2006.

The following table sets out the provisional fair values of the assets acquired and liabilities assumed at the date of acquisition as reported in the 2004 annual report:

Fair value to Company £000
Assets:
Cash and cash equivalents	107
Accounts receivable, net	270
Other debtors	74
Deferred tax asset	710
Property and equipment, net	50
Total assets acquired	1,211
Liabilities:

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Fair value to Company £000
Accounts payable and other creditors	(17)
Accrued liabilities and deferred revenue	(729)
Total liabilities assumed	(746)
Net assets acquired	465

The intangible assets recognized, apart from goodwill, represented contractual or other legal rights of Axys and those intangible assets of Axys that could be clearly identified. These intangibles were identified and valued through interviews and analysis of data provided by Axys concerning development projects, their stage of development, the time and resources needed to complete them, and if applicable, their expected income generating ability. There were no other contractual or other legal rights of Axys clearly identifiable by management, other than those identified below. The allocation of the purchase price, as at December 31, 2004, to the tangible and identifiable intangible assets acquired and liabilities assumed was as follows:

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

As noted above, a further $3 million consideration was paid during 2005 following the achievement of various post-acquisition financial milestones. As a result, total consideration and resultant goodwill increased by £1,690,000 during that year.

Artisan Components, Inc.

On December 23, 2004, the Company acquired the entire share capital of Artisan Components, Inc. (“Artisan”), a leading provider of physical IP components for the design and manufacture of complex system-on-chip (SoC) integrated circuits. The acquisition enables the combined company to deliver one of the industry’s broadest portfolios of SoC intellectual property to their extensive, combined customer base, with highly complementary sales channels combining ARM’s channel to more than 170 silicon manufacturers with Artisan’s channel to more than 2,000 companies. It better positions the combined company to benefit from growth opportunities across multiple industries as system design complexity increases, and strengthens the links between the key aspects of SoC development, enabling the combined company to deliver solutions that are further optimized for power and performance.

The acquisition was accounted for under SFAS 141. The operating results for Artisan have been included in these financial statements for the period December 23, 2004 to December 31, 2004 in the 2004 comparatives and for the entire year in 2005 and 2006.

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

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

The shares issued in the acquisition were valued in accordance with Emerging Issues Take Force Issue No. 99-12 (EITF 99-12), “Determination of the measurement date for the market price of acquirer securities issued in a purchase business combination”. In accordance with EITF 99-12, the Company established the first date on which the number of the Company shares and the amount of other consideration became fixed as of August 23, 2004. Accordingly the Company valued the transaction using the average closing price of the Company’s ordinary shares two days before and after August 23, 2004, or $1.616 per share. The assumed options to acquire ordinary shares were valued using the Black-Scholes valuation model with volatility of between 80% and 94%, an average risk-free interest rate of 4.5%, an estimated life of between zero and six years, and dividend yield of 0.7%.

The following table sets out the provisional fair values of the assets acquired and liabilities assumed at the date of acquisition as reported in the 2004 annual report:

Fair value to Company £000
Assets:
Cash, cash equivalents and marketable securities	82,567
Accounts receivable, net	15,078
Prepaid expenses and other assets	3,225
Deferred tax asset	15,446
Property and equipment, net	2,509
Total assets acquired	118,825
Liabilities:
Accounts payable and other creditors	3,674
Accrued and other liabilities	13,245
Deferred revenue	6,545
Total liabilities assumed	23,464
Net assets acquired	95,361

The intangible assets recognized, apart from goodwill, represented contractual or other legal rights of Artisan and those intangible assets of Artisan that could be clearly identified. These intangibles were identified and valued through interviews and analysis of data provided by Artisan concerning development projects, their stage of development, the time and resources needed to complete them, and if applicable, their expected income-generating ability. There were no other contractual or other legal rights of Artisan clearly identifiable by management, other than those identified below. The provisional allocation of the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed was as follows:

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

Developed technology

Developed technology of £18.2 million and patents and core technology of £11.7 million included intellectual property components for use in SoC integrated circuits and consisted of the following: embedded memory, standard cell,

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

Existing agreements and customer relationships and order backlog

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

Trademarks and tradenames

The fair value assigned to trademarks and tradenames, including the company name Artisan, was estimated using the income approach, which discounts the present value of attributable cash flows at a discount rate of 16%.

In-process research and development

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

Goodwill of £331.4 million represented the excess of the purchase price over the fair value of the net tangible and intangible sets acquired. As stated, the acquisition enables the combined company to deliver one of the industry’s broadest portfolios of SoC intellectual property to their extensive, combined customer base and it better positions the combined company to benefit from growth opportunities across multiple industries as system design complexity increases. These, combined with the ability to hire the entire Artisan work force, were significant contributing factors to the establishment of the purchase price, resulting in the recognition of a significant amount of goodwill. In accordance with SFAS 142, the Company is not amortizing goodwill relating to the acquisition. It is being carried at cost and the Company will test it for impairment annually and whenever events indicate that an impairment may have occurred.

The pro forma results of the Company for 2004, had the acquisition occurred on January 1, 2004, and for the prior year, had the acquisition occurred on January 1, 2003, would have been:

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

During 2005, the provisional fair values were finalized resulting in an increase in the net assets acquired of $2.9 million (£1.5 million) with a corresponding decrease to goodwill. The principal adjustments were an increase to the deferred tax asset (representing deductions arising on exercise of options issued in a business combination, in accordance with EITF00-23) of £4.8 million, an increase in intangible assets acquired (including in-process research and development

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

but net of deferred tax) of £0.8 million, a reduction in deferred tax assets relating to carried forward losses of £1.4 million, and additional provisions for unaccrued costs of £2.7 million.

7 Investments and marketable securities

	Listed investments	Unlisted investments	Total investments
	£000	£000	£000
Cost
At January 1, 2006	2,010	1,805	3,815
Additions	—	165	165
Disposal	(296)	—	(296)
At December 31, 2006	1,714	1,970	3,684
Aggregate movements in fair value
At January 1, 2006	4,985	—	4,985
Unrealized holding losses	(1,589)	—	(1,589)
Disposal	(3,225)	—	(3,225)
At December 31, 2006	171	—	171
Carrying value
At December 31, 2006	1,885	1,970	3,855
At December 31, 2005	6,995	1,805	8,800

Listed investments comprise an investment in Superscape Group plc, the fair value of which at December 31, 2006 is £1,885,000 (2005: £3,474,000; 2004: £8,795,000). In 2006, the Company disposed of its investment in CSR plc for £5.6 million resulting in a profit of £5.3 million that was recognised in the 2006 income statement. The fair value of this investment at December 31, 2005 was £3,521,000 (2004: £1,467,000).

In 2005, the Company invested £274,000 in Luminary Micro Inc., an unlisted company, and made a further investment of £165,000 in the company in 2006.

At December 31, 2006, the Company had £19,151,000 (2005: £8,835,000) of short-term marketable securities. These represent both the fair market value and amortized cost of these securities.

8 Property and equipment

	At December 31,
	2005	2006
	£000	£000
Owned buildings	190	190
Leasehold improvements	20,058	18,054
Computers	17,944	18,445
Software	36,530	8,457
Fixtures, fittings and motor vehicles	4,176	4,676
	78,898	49,822
Less: accumulated depreciation	(66,095)	(35,852)
Property and equipment, net	12,803	13,970

Depreciation charged to income for the years ended December 31, 2004, 2005 and 2006 was £9,927,000, £7,750,000 and £6,895,000 respectively. The net book value of software at December 31, 2006 was £3,674,000 (2005: £3,813,000) with depreciation charged in 2006 on software of £1,610,000 (2005: £1,851,000; 2004: £4,395,000).

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

9 Intangible assets

	Goodwill	Patents	Licenses	Developed technology	Existing agreements and customer relationships	Core technology	Trademarks	Order backlog	Total
	£000	£000	£000	£000	£000	£000	£000	£000	£000
Cost
At January 1, 2006	388,892	8,196	5,906	23,644	47,076	13,455	4,225	1,864	493,258
Additions (Falanx)	9,383	—	—	4,267	990	—	—	—	14,640
Additions (Soisic)	—	—	—	4,283	—	—	—	—	4,283
Additions (KEG)	635	—	—	—	—	—	—	—	635
Additions (KSI)	209	—	—	—	—	—	—	—	209
Exchange differences	(46,556)	—	—	(2,518)	(5,239)	(1,653)	(518)	(229)	(56,713)
At December 31, 2006	352,563	8,196	5,906	29,676	42,827	11,802	3,707	1,635	456,312
Aggregate amortization
At January 1, 2006	3,320	8,014	4,970	5,501	8,111	2,749	812	1,864	35,341
Charge for the year	—	137	357	6,042	8,940	2,515	926	—	18,917
Exchange differences	—	—	—	(948)	(1,390)	(493)	(156)	(229)	(3,216)
At December 31, 2006	3,320	8,151	5,327	10,595	15,661	4,771	1,582	1,635	51,042
Net book value
At December 31, 2006	349,243	45	579	19,081	27,166	7,031	2,125	—	405,270
At December 31, 2005	385,572	182	936	18,143	38,965	10,706	3,413	—	457,917

Amortization charged to income for the years ended December 31, 2004, 2005 and 2006 was £3,197,000, £20,310,000 and £18,917,000 respectively.

Licenses to use technology are being amortized over periods of three to five years. The amortization periods for licenses have been determined according to their estimated useful economic life.

Patents are being amortized over four to five years, developed and core technology (the main IP of the company existent at acquisition and generating revenue) over five years and customer relationships (relationships with customers which were generating revenue at acquisition) over two to six years, being the periods over which the Company is expected to derive benefit from them.

The estimated amortization expense of intangible assets in each of the next five years is set forth below:

£000
2007	18,879
2008	17,469
2009	10,989
2010	7,645
2011	1,045

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

The split of goodwill by segment is shown below. Additions in the year relating to Keil and Falanx have been allocated to the Development Systems and Processor divisions, respectively. The foreign exchange difference arises

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as goodwill on Artisan, Axys and KSI is denominated in US dollars and thus is subject to revaluation at the period-end rates. Changes in the carrying amount for the year are as follows:

	Processor division	Physical IP division	Development Systems division	Total
	£000	£000	£000	£000
Balance at January 1, 2006	113,358	259,197	13,017	385,572
Additions (KEG)	—	—	635	635
Additions (KSI)	—	—	209	209
Additions (Falanx)	9,383	—	—	9,383
Exchange differences	(13,645)	(31,836)	(1,075)	(46,556)
Balance at December 31, 2006	109,096	227,361	12,786	349,243

10 Accounts receivable

Included within accounts receivable of December 31, 2006 are £23.8 million (2005: £20.5 million) of amounts recoverable on contracts.

11 Accrued liabilities

Included within accrued liabilities at December 31, 2006 are £8.8 million (2005: £0.7 million) for staff costs and £3.2 million (2005: £1.8 million) representing unpaid consideration for acquisitions.

12 Shareholders’ equity

Share options

The board is authorized to issue options to acquire ordinary shares in the Company up to a maximum of 10% of the issued ordinary share capital in any five-year period. Options issued prior to the listing of the Company are excluded from this calculation. The exercise of options or vesting of share awards will be satisfied either out of newly issued share capital, or from shares held by the Company as treasury stock or within the ESOP. Treasury stock is purchased from the market and the quantum and timing of these purchases is at the discretion of the directors, and based on the share price and short-term cash requirements of the Company.

Under the UK Inland Revenue Executive Approved Share Option Plan (the “Executive Scheme”), the Company may grant options to employees meeting certain eligibility requirements. Options under the Executive Scheme are exercisable between three and ten years after their issue, after which time the options expire.

Under the Company’s Unapproved Scheme (the “Unapproved Scheme”), for which it has not sought approval from the UK Inland Revenue, options are exercisable one to seven years after their issue, after which time the options expire. The Company also operates the US ISO Scheme, which is substantially the same as the Unapproved Scheme, the main difference being that the options are exercisable one to five years after their issue. Under both of these schemes options are exercisable as follows: 25% maximum on first anniversary, 50% maximum on second anniversary, 75% maximum on third anniversary, 100% maximum on fourth anniversary. Various options to directors under the Unapproved Scheme have certain performance criteria attached, which if met are exerciseable after three years, otherwise they will become exerciseable after seven years.

There are further schemes for our French and Belgian employees (the “French Scheme” and the “Belgian Scheme”). In the French Scheme, options are exercisable between four and seven years after their issue, whilst in the Belgian Scheme, options are exercisable from January 1, following the third anniversary after their issue, up to seven years from issue.

From 2006, the Company has begun issuing Restricted Stock Units (“RSUs”) to employees instead of options as approved at the 2006 AGM. RSUs are actual share awards on vesting rather than options to buy shares at a fixed exercise price. The main RSU awards (to employees in all jurisdictions other than France) vest similarly to the unapproved scheme above, namely 25% on the each anniversary over four years. RSU awards to our French

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

employees vest 50% after two years, and then a further 25% after three and four years. Whilst the Company reserves the right to award options to employees going forward, the majority of awards to employees will be in RSUs.

Additionally from 2006, the Company has started the new Deferred Annual Bonus plan (“DAB”). Under the DAB, which is for directors and selected senior management within the Company, participants are required to defer 50% of any related annual bonus into shares on a compulsory basis. These shares will be deferred for three years, and then a further matching award will be made depending on the achievement of an EPS performance condition over that time. The Company also operates the Long Term Incentive Plan (“LTIP”), also for directors and selected senior management, whereby share awards are made and vest depending on the Company’s TSR performance compared to two comparator groups over the three year performance period.

Upon the acquisition of Artisan in 2004, the Company assumed the share schemes of Artisan existing at acquisition. The schemes remained substantially the same as prior to the acquisition, other than the options became options to purchase shares in ARM Holdings plc instead of Artisan Components Inc. The number and value of options were amended in line with the conversion ratio as detailed in the merger agreement. The schemes assumed were the “1993 Plan”, the “1997 Plan”, the “2000 Plan”, the “2003 Plan”, the “Director Plan”, the “Executive Plan” and the “ND00 Plan”.

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

In 1998, the Company set up two savings-related share option schemes for all employees and executive directors of the Company. The number of options granted is related to the value of savings made by the employee. The period of savings is three or five years except for employees of ARM, Inc. where the period is two years. The option price is currently set at 85% of the market share price prior to the grant, and the right to exercise normally only arises for a six-month period once the savings have been completed except for ARM, Inc. where the right to exercise normally only arises for a three-month period once the savings have been completed. The Company set up further savings-related option schemes in each year up to and including 2006 for all employees and executive directors of the Company, which have the same characteristics as those schemes set up in 1998.

Activity under all share schemes is detailed below, including weighted average exercise prices for share options and weighted average grant-date fair values for share awards:

	Outstanding options		Outstanding RSUs/LTIP awards
	Options Number	Weighted average exercise price £	Awards Number	Weighted average grant-date fair value £
Balances, December 31, 2003	65,491,080	1.455	2,572,646	0.805
Granted in year	16,934,076	1.226	2,597,114	1.005
Assumed on acquisition of Artisan	90,414,815	0.434	-	-
Lapsed in year	(5,770,196)	1.914	(166,036)	0.805
Exercised in year	(3,049,960)	0.431	-	-
Balances, December 31, 2004	164,019,815	0.870	5,003,724	0.909
Granted in year	27,127,630	1.051	3,543,455	1.165
Lapsed in year	(11,027,172)	1.110	(786,298)	0.987
Exercised in year	(37,096,283)	0.374	-	-
Balances, December 31, 2005	143,023,990	1.014	7,760,881	1.018
Granted in year	9,064,290	1.250	10,589,718	1.310
Additional awards earned based on performance conditions	-	-	1,672,009	0.805
Lapsed in year	(9,508,283)	1.697	(558,985)	1.255
Options exercised / awards vested in year	(30,656,261)	0.583	(3,798,567)	0.805
Balances, December 31, 2006	111,923,736	1.093	15,665,056	1.236

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

The total number of options exercisable at December 31, 2006 was 74,533,736 (2005: 64,431,089; 2004: 69,624,728).

The weighted average grant-date fair value of options granted during 2006 was £0.43 (2005: £0.38; 2004: £0.74). Included within these are options within the SAYE scheme which have an exercise price that was 85% of the market price at date of grant. The weighted average grant-date fair value of these SAYE options granted during 2006 was £0.44 (2005: £0.40; 2004: £0.73). The weighted-average exercise price of these SAYE options granted during 2006 was £1.0264 (2005: £0.9095; 2004: £0.9435).

The total pre-tax intrinsic value of options exercised and LTIP awards made in 2006 was £21.6 million and £5.2 million respectively. This intrinsic value represents the difference between the fair market value of the Company's shares on the date of exercise and the exercise price of each option. The total fair value of LTIP awards that vested in 2006 was £1.7 million. Based on the closing price of the Company's shares on December 31, 2006 of £1.2575 per share, the total pre-tax intrinsic value of all outstanding options, RSUs and LTIP awards was £67.3 million. The total pre-tax intrinsic value of all exerciseable options at December 31, 2006 was £39.2 million.

The total cash received on the exercise of options in the year was £17.9 million. The total tax benefits realized from the exercise of options and share awards in the year was £9.0 million.

The following options over ordinary shares were in existence at December 31:

	Options outstanding			Options exercisable
2006 Exercise Price (£)	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price (£)	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price (£)
0.026-0.40	15,662,942	4.24	0.25	15,662,942	4.24	0.25
0.405-0.50	21,310,841	4.13	0.45	19,649,705	4.01	0.45
0.51-0.9475	17,465,042	5.96	0.71	9,678,857	6.48	0.66
1.005-1.224	25,943,761	4.37	1.07	9,884,878	4.03	1.09
1.25-7.738	31,541,150	3.52	2.18	19,657,354	2.55	2.72
Total	111,923,736	4.31	1.09	74,533,736	4.00	1.12

There were also 7,893,640 RSUs and 7,771,416 LTIP awards outstanding at December 31, 2006 with a weighted average remaining life of 1.51 years. RSUs and LTIP awards have no exercise price and all were unvested at December 31, 2006.

13 Commitments and contingencies

The Company leases its office facilities (which expire at various dates through 2018) and certain equipment (including EDA design tools which expire at various dates through 2009) under non-cancelable operating lease agreements.

Future minimum lease commitments at December 31, 2006, are as follows:

Operating leases
Years ending December 31,	£000
2007	16,773
2008	15,619
2009	6,526
2010	2,445
2011	2,183
Thereafter	9,122
Total minimum lease payments	52,668

Rental expense under operating leases totalled £12,627,000, £15,809,000 and £18,800,000 for the years ended December 31, 2004, 2005 and 2006 respectively.

In May 2002, Nazomi Communications, Inc. (“Nazomi”) filed suit against ARM alleging wilful infringement of Nazomi’s US Patent No. 6,332,215 (“‘215 Patent”). ARM answered Nazomi’s complaint in July 2002 denying

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

 infringement. ARM moved for summary judgment and a ruling that the technology does not infringe Nazomi’s patent. The United States District Court for the Northern District of California granted ARM’s motion, and Nazomi appealed the District Court’s ruling. In September 2004, the Court of Appeals for the Federal Circuit heard the appeal and issued its decision in April 2005. Because, in the opinion of the Court of Appeals for the Federal Circuit, the District Court did not construe the disputed claim term in sufficient detail for appellate review, the Court of Appeals for the Federal Circuit remanded the dispute back to the District Court for further analysis. A supplementary “Markman” hearing was held in October 2005 to decide the construction of a fundamental term in the ‘215 Patent and a decision on claim construction was delivered on September 6, 2006. The decision emphatically supports ARM’s construction of the relevant term and consequently strongly supports ARM’s non-infringement arguments. In December 2006, ARM filed a renewed motion for summary judgement and a ruling that the accused technology does not infringe the ‘215 patent. On January 17, 2007 Nazomi filed a response to ARM’s renewed motion for summary judgement in which they stipulated that, based on the claim construction delivered by the District Court, the ARM technology accused in the suit does not infringe the ‘215 patent but also objected to the claim construction delivered by the District Court and indicated their intention to appeal the claim construction to the Court of Appeals for the Federal Circuit. On January 30, 2007 the District Court granted ARM’s motion for summary judgment. Furthermore, on February 13, 2007 Nazomi filed notice of appeal to the Court of Appeals for the Federal Circuit. Based on independent legal advice, ARM is confident that the Court of Appeals will uphold the claim construction ruling delivered by the District Court in September 2006.

In October 2005, Technology Properties Limited, Inc. (“TPL”) filed suit, in the United States District Court for the Eastern District of Texas (Marshall Division), against certain companies in the Fujitsu, Matsushita, NEC and Toshiba groups of companies alleging infringement of TPL’s US Patents Nos. 5,809,336; 5,784,584 and 6,598,148 (the “Litigation”). All of the defendants are licensees of various ARM technologies. It was revealed as part of the preliminary infringement contentions in the Litigation, filed in July 2006, that certain ARM technology is alleged to infringe a single claim in US Patent No. 5,784,584 (the “‘584 Patent”). In September 2006 ARM filed a motion to intervene in the Litigation and that motion has been granted. ARM is now a defendant party in the Litigation. The claim construction (or “Markman”) hearing is scheduled for May 2007 and the trial date is scheduled for November 2007. Based on legal advice and written opinions received from external counsel, ARM is confident that the accused ARM technology does not infringe any of the claims of the ‘584 Patent or that the patent is invalid. ARM has voluntarily joined as a party to the Litigation to proactively defend its technology against ill conceived and false infringement allegations and fully expects to prove the case for non-infringement or invalidity in the course of the Litigation.

ARM does not expect any significant liability in respect of these claims.

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

There was no provision for such guarantees at either December 31, 2006 or December 31, 2005.

At December 31, 2006, ARM had provided in aggregate £1.1 million (2005: £0.8 million) in relation to claims, being the expected future costs to be incurred.

At December 31, 2006, the Company had outstanding purchase commitments of £525,000 (2005: £1,371,000).

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

14 Geographic and segment information

At December 31, 2006, the Company is organized on a worldwide basis into three business segments, namely the Processor Division ("PD"), the Physical IP Division ("PIPD") and the Development Systems Division ("DevSys"). In 2004, the directors were of the opinion the Company only had one class of business, and then following the acquisition of Artisan in December 2004, the Company had two reportable segments in 2005 (namely PD and PIPD).

This was based upon the Company's internal organisation and management structure and was the primary way in which the Chief Operating Decision Maker ("CODM") and the rest of the board were provided with financial information. Whilst revenues were reported into four main revenue streams (namely licensing, royalties, development systems and services), the costs, operating results and balance sheets were only analyzed into the two segments.

In 2006, this structure and system of internal financial reporting to the CODM and board was changed resulting in a third division, namely DevSys, becoming a separate reportable segment. In previous years, the results of DevSys were reported within PD, but for ease of comparability, have been separated out in the comparatives below. PIPD consists of the business stream previously undertaken by Artisan. PD primarily comprises the legacy ARM products and services. Recent acquisitions have been allocated to the various divisions as follows: Axys in 2004 to DevSys, Artisan in 2004 to PIPD, KEG and KSI in 2005 to DevSys, Falanx in 2006 to PD and Soisic in 2006 to PIPD. Goodwill on each acquisition has also been allocated into these divisions, except for Artisan whereby this has been allocated between PD and PIPD.

The following analysis is of revenues, operating costs, interest income, income before income tax, depreciation and amortization, capital expenditure, total assets and liabilities, net assets and goodwill of each segment and of the Company in total:

	Year ended December 31, 2006
	Processor Division	Physical IP Division	Development Systems Division	Unallocated	Total
	£000	£000	£000	£000	£000
Revenues	180,426	53,996	28,832	—	263,254
Operating costs	(115,196)	(66,593)	(40,967)	4,522	(218,234)
Interest income	—	—	—	6,758	6,758
Profit on disposal of available-for-sale security	—	—	—	5,270	5,270
Income / (loss) before income tax	65,230	(12,597)	(12,135)	16,550	57,048
Cumulative effect of change in accounting policy	(2,028)	(979)	(489)	—	(3,496)
Depreciation and amortization	4,678	16,352	5,377	—	26,407
Capital expenditure	4,077	2,368	2,114	—	8,559
Total assets	157,350	314,586	33,614	147,153	652,703
Total liabilities	(37,308)	(19,589)	(10,843)	(10,316)	(78,056)
Net assets	120,042	294,997	22,771	136,837	574,647
Goodwill	109,096	227,361	12,786	—	349,243

	Year ended December 31, 2005
	Processor Division	Physical IP Division	Development Systems Division	Unallocated	Total
	£000	£000	£000	£000	£000
Revenues	156,641	50,159	25,639	—	232,439
Operating costs	(87,357)	(64,012)	(30,868)	(2,285)	(184,522)
Interest income	—	—	—	5,317	5,317
Income / (loss) before income tax	69,284	(13,853)	(5,229)	3,032	53,234
Depreciation and amortization	6,632	18,245	3,518	—	28,395
Capital expenditure	2,737	1,584	1,743	—	6,064
Total assets	161,885	349,769	36,068	168,371	716,093
Total liabilities	(22,226)	(20,115)	(12,168)	(12,534)	(67,043)
Net assets	139,659	329,654	23,900	155,837	649,050
Goodwill	113,358	259,197	13,017	—	385,572

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Year ended December 31, 2004
	Processor Division	Physical IP Division	Development Systems Division	Unallocated	Total
	£000	£000	£000	£000	£000
Revenues	132,983	195	19,719	—	152,897
Operating costs	(88,627)	(4,070)	(27,218)	(1,471)	(121,386)
Interest income	—	—	—	6,944	6,944
Income / (loss) before income tax	44,356	(3,875)	(7,499)	5,473	38,455
Depreciation and amortization	9,671	3,586	3,479	—	16,736
Capital expenditure	3,525	—	1,511	—	5,036
Total assets	146,539	321,080	18,496	151,822	637,937
Total liabilities	(35,207)	(38,212)	(5,846)	(6,345)	(85,610)
Net assets	111,332	282,868	12,650	145,477	552,327
Goodwill	101,702	232,002	6,712	—	340,416

Unallocated operating costs are foreign exchange revaluation on monetary items, including cash and cash equivalents. Unallocated assets and liabilities include cash and cash equivalents, short-term investments and marketable securities, some deferred tax balances, current tax and VAT. There are no inter-segment revenues. The results of each segment have been prepared using consistent accounting policies with those of the Company as a whole.

The following analysis is of revenues by geographic segment and origin and long-lived assets, excluding deferred tax assets, by Group companies in each territory:

	Year ended December 31
	2004	2005	2006
	£000	£000	£000
Revenues (by market destination):
Europe	23,837	32,971	42,746
US	77,457	99,727	111,194
Japan	32,754	42,270	40,303
Asia Pacific excluding Japan	18,849	57,471	69,011
Total revenues	152,897	232,439	263,254

The Company’s exports from the UK were £138,078,000, £172,592,000 and £195,868,000 for the years ended December 31, 2004, 2005 and 2006 respectively.

	Year ended December 31
	2004	2005	2006
	£000	£000	£000
Revenues (by origin):
Europe	141,974	170,505	198,386
US	6,384	59,183	63,028
Asia Pacific	4,539	2,751	1,840
Total revenues	152,897	232,439	263,254

	At December 31
	2005	2006
	£000	£000
Long-lived assets (excluding deferred tax assets):
Europe	17,550	13,045
US	3,268	3,614
Asia Pacific	785	1,166
Total long-lived assets	21,603	17,825

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

In 2006, 2005 and 2004, no single customer accounted for more than 10% of total revenues.

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

Foreign currency forward contracts

The fair value of foreign currency forward contracts and embedded derivatives is estimated using the settlement rates prevailing at the period end.

The estimated fair values of the Company’s financial instruments are as follows:

	At December 31,
	2005		2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	£000	£000	£000	£000
Cash and cash equivalents	128,077	128,077	90,743	90,743
Short-term investments	23,990	23,990	18,600	18,600
Marketable securities	8,835	8,835	19,151	19,151
Accounts receivable	55,518	55,518	69,552	69,552
Foreign currency contracts	(1,708)	(1,708)	439	439
Embedded derivatives	(722)	(722)	(1,620)	(1,620)

ARM Holdings plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16 Valuation and qualifying accounts

	Balance at January 1	Charged/ (credited) to income statement	Acquired with subsidiary undertaking	Reclas-sification	Foreign exchange	Balance at December 31
	£000	£000	£000	£000	£000	£000
2006 — allowance for doubtful debts	2,173	932	—	(377)	(172)	2,556
2005 — allowance for doubtful debts	1,451	547	27	—	148	2,173
2004 — allowance for doubtful debts	1,115	(321)	657	—	—	1,451
2006 — valuation allowance against deferred tax assets	366	3,394	2,289	—	—	6,049
2005 — valuation allowance against deferred tax assets	254	112	—	—	—	366
2004 — valuation allowance against tax assets	503	(249)	—	—	—	254

17 Post balance sheet events

At the 2007 Annual General Meeting of the Company, a final dividend of 0.6 pence per share (total cost £8,002,000) will be proposed in respect of the 2006 financial year, and if approved will be paid on May 21, 2007 to shareholders on the register at May 4, 2007.

Following the year end, the UK Government announced a cut of 2% in the UK corporation tax rates for large businesses with effect from April 1, 2008. Although not material, an adjustment to the Company’s deferred tax assets will be required in 2007.