Form 20-F
period 2007-12-31
ARM HOLDINGS PLC
filed 2008-04-07
CIK 1057997

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2007

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from__________ to __________

Commission file number: 0-29644
ARM Holdings plc
(Exact Name of Registrant as Specified in Its Charter)

England
(Jurisdiction of Incorporation or Organization)
________________

110 Fulbourn Road
Cambridge CB1 9NJ, England
(Address of Principal Executive Offices)
________________

Tim Score, phone: +44 1223 400 400, fax: +44 1223 400 700, tim.score@arm.com, 110 Fulbourn Road, Cambridge CB1 9NJ, England
(Name, Telephone, E-mail and/or Facsimile number and Address of Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 3 Ordinary Shares of 0.05p each	The Nasdaq Stock Market LLC
Ordinary Shares of 0.05p each	The Nasdaq Stock Market LLC*
____________________
*	Not for trading, but only in connection with the registration of American Depositary Shares representing such Ordinary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
________________

The number of outstanding shares in the capital of ARM Holdings plc as of December 31, 2007:
Ordinary Shares of 0.05p each	1,344,055,696
________________

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
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.
☒ U.S. GAAP                   ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board                         ☐ Other
If “Other” has been checked to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐            Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes   ☐             No  ☒

Page

INTRODUCTION	1
Forward-looking Statements	1
Certain Information	1
PART I		2
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	2
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	2
ITEM 3.	KEY INFORMATION	2
	SELECTED FINANCIAL DATA	2
	RISK FACTORS	4
ITEM 4.	INFORMATION ON THE COMPANY	11
	HISTORY AND DEVELOPMENT OF ARM HOLDINGS PLC	11
	BUSINESS OVERVIEW	11
	ORGANIZATIONAL STRUCTURE	26
	PROPERTIES	27
ITEM 4A.	UNRESOLVED STAFF COMMENTS	27
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	28
	OPERATING RESULTS	28
	LIQUIDITY AND CAPITAL RESOURCES	47
	RESEARCH AND DEVELOPMENT	49
	OFF-BALANCE SHEET ARRANGEMENTS AND AGGREGATE CONTRACTUAL OBLIGATIONS	49
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	49
	DIRECTORS AND SENIOR MANAGEMENT	49
	COMPENSATION	52
	BOARD PRACTICES	54
	EMPLOYEES	67
	SHARE OWNERSHIP	67
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	74
	MAJOR SHAREHOLDERS	74
	RELATED PARTY TRANSACTIONS	75
ITEM 8.	FINANCIAL INFORMATION	75
	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	75
	LEGAL PROCEEDINGS	75
	DIVIDEND DISTRIBUTION POLICY	76
	SIGNIFICANT CHANGES	76
ITEM 9.	LISTING DETAILS	76
	MARKET PRICE INFORMATION	76
ITEM 10.	ADDITIONAL INFORMATION	78
	CORPORATE GOVERNANCE	78
	MEMORANDUM AND ARTICLES OF ASSOCIATION	79
	MATERIAL CONTRACTS	86
	EXCHANGE CONTROLS	86
	TAXATION	86
	DOCUMENTS ON DISPLAY	89
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	89
	FOREIGN CURRENCY EXCHANGE RATE RISK	89
	INTEREST RATE RISK	90
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	90
PART II		90
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	90
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	91
ITEM 15.	CONTROLS AND PROCEDURES	91

i

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

This annual report includes product names and other trade names, logos and trademarks, either registered or with respect to which applications are pending, of ARM and of other companies. ARM, ARM Powered, AMBA, ARM7TDMI, ARM9TDMI, Artisan, Artisan Components, Cortex, Embedded-ICE, Integrator, Jazelle, Mali, Move, Multi-ICE, Multi-TRACE, OptimoDE, PrimeCell, PrimeXsys, Process-Perfect, RealView, Securcore, StrongARM, Thumb, The Architecture for the Digital World, and TrustZone are registered trademarks of ARM Limited or its subsidiaries. Advantage, ARM Developer Suite, ARM7, ARM7EJ, ARM7EJ-S, ARM7TDMI-S, ARM720T, ARM9, ARM9TDMI-S, ARM9E, ARM9E-S, ARM9EJ-S, ARM920T, ARM922T, ARM926EJ-S, ARM940T, ARM946E-S, ARM966E-S, ARM10, ARM10E, ARM1020E, ARM1022E, ARM1026EJ-S, ARM11, ARM1136J-S, ARM1136JF-S, ARM1156T2F-S, ARM1156T2-S, ARM1176JZ-S, ARM1176JZF-S, CoreSight, ETM, Embedded Trace Macrocell, ETM10, ETM10RV, EmbeddedICE-RT, Keil, Microvision, Mali-55, Mali-200, Metro, MPCore, SAGE-X, SAGE-HS, SAGE-HD, SC100, SC110, SC200, SC210 and Velocity are trademarks of ARM Limited.  All other brands or product names are the property of their respective holders.  “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company, ARM Limited; and the regional subsidiaries, ARM, Inc., Soisic, Inc., Axys Design Automation, Inc., Keil Software, Inc., ARM Germany GmbH, Keil Elektronik GmbH, ARM Norway AS, ARM KK, ARM Korea Limited, ARM Taiwan Limited, ARM France SAS, ARM Consulting (Shanghai) Co. Limited., ARM Belgium N.V., ARM Embedded Technologies Pvt. Limited and ARM Physical IP Asia Pacific Pte Limited.

Various amounts and percentages set out in this annual report have been rounded and accordingly may not total.

PART I

ITEM 1.         IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.         OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.         KEY INFORMATION

SELECTED FINANCIAL DATA

Our selected financial data at December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007 have been derived from our consolidated financial statements prepared in accordance with generally accepted accounting principles in the United States and included in this annual report. Our consolidated financial statements have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm. Our summary financial data at and for the years ended December 31, 2003 and 2004 have been derived from our consolidated financial statements that are not included in this annual report. The following selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and the notes thereto.

	Year ended December 31,
	2003		2004		2005		2006		2007
	(in thousands of pounds, except per share data, percentages, number of shares and employees)
	£		£		£		£		£
Revenues	128,070		152,897		232,439		263,254		259,160
Cost of revenues (1)	(11,022)		(11,799)		(27,847)		(30,877)		(27,958)
Operating expenses (1)	(99,785)		(109,587)		(156,675)		(187,357)		(188,364)
Income from operations	17,263		31,511		47,917		45,020		42,838
Interest	4,801		6,944		5,317		6,758		5,402
Profit on disposal of available-for-sale security	—		—		—		5,270		—
Minority interest	(105)		—		—		—		—
Income before income tax and cumulative effect of change in accounting policy	21,959		38,455		53,234		57,048		48,240
Provision for income taxes	(8,943)		(10,478)		(11,354)		(9,438)		(11,398)
Net income before cumulative effect of change in account policy	13,016		27,977		41,880		47,610		36,842
Cumulative effect of change in accounting policy, net of tax	—		—		—		(2,447)		—
Net income	13,016		27,977		41,880		45,163		36,842
Basic earnings (before cumulative effect of change in accounting policy) per common share	1.3	p	2.7	p	3.1	p	3.5	p	2.8	p
Basic earnings (after cumulative effect of change in accounting policy) per common share	1.3	p	2.7	p	3.1	p	3.3	p	2.8	p
Diluted earnings (before cumulative effect of change in accounting policy) per common share	1.3	p	2.7	p	2.9	p	3.4	p	2.7	p
Diluted earnings (after cumulative effect of change in accounting policy) per common share	1.3	p	2.7	p	2.9	p	3.2	p	2.7	p
Dividends declared per common share (£)	0.60	p	0.70	p	0.84	p	1.00	p	2.00	p
Dividends declared per common share ($)	1.07	c	1.31	c	1.47	c	1.91	c	3.98	c
Weighted average number of common shares (000s)	1,016,484		1,026,890		1,369,335		1,366,816		1,321,860
Research and development as a percentage of revenues	37.6%		33.0%		26.5%		28.7%		28.1%
Balance Sheet Data:
Capital expenditure	3,605		5,036		6,064		8,559		5,444
Cash and cash equivalents, short-term investments and marketable securities	159,786		142,817		160,902		128,494		51,323
Capital stock	512		675		693		695		672
Shareholders’ equity	188,075		552,327		649,050		574,647		493,740
Total assets	222,997		637,937		716,093		652,703		556,665
Net assets	188,075		552,327		649,050		574,647		493,740
Employees at year end (number)	740		1,171		1,324		1,659		1,728

__________________
(1)
The Company applied FAS 123R in 2006 and 2007, recording total non-cash share-based compensation charges of £15,979,000 in 2007 and £18,292,000 in 2006. These are split £959,000 (2006: £1,098,000) within Cost of revenues and £15,020,000 (2006: £17,194,000) within Operating expenses. In 2005, deferred share-based compensation was recorded in accordance with previously applicable standards totaling £9,727,000, split £2,489,000 in Cost of revenues and £7,238,000 in Operating expenses.

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

Year Ended December 31,	Period Average(1)	Period End
2003	1.6359	1.7858
2004	1.8300	1.9160
2005	1.8207	1.7168
2006	1.8452	1.9572
2007	2.0018	1.9906
2008 (through March 28)	1.9776	1.9892
__________________
(1)	The average of the noon buying rates on the last day of each full month during the relevant period.

Month	High	Low
October 2007	2.0703	2.0245
November 2007	2.1161	2.0353
December 2007	2.0700	1.9749
January 2008	2.0102	1.9336
February 2008	1.9972	1.9361
March 2008 (through March 28)	2.0397	1.9715

On March 28, 2008 the noon buying rate was $1.9892 to £1.00.

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

The Availability of Development Tools, Systems Software, EDA Software and Operating Systems Is Crucial to the Market Acceptance of Our Products

We believe that it is crucial for the market acceptance of our products that development tools, systems software, electronic design automation (EDA) software and operating systems compatible with our architecture be available. We currently work with systems software, EDA software and tools and development partners to offer development tools, systems software, EDA software and operating systems for our architecture. However, we cannot assure you that:

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

Our Business and Future Operating Results May Be Adversely Affected by General Economic Conditions and other Events Outside of Our Control

We are subject to risks arising from adverse changes in global economic conditions. Due to economic uncertainties in many of our key markets, many industries may delay or reduce technology purchases and investments. The impact of this on us is difficult to predict, but if businesses defer licensing our technology, require less services or development tools, or if consumers defer purchases of new products which incorporate our technology, our revenue could decline. A decline in revenue would have an adverse effect on our results of operations and could have an adverse effect on our financial condition.

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

Our Architecture and Physical IP Libraries may Face Strong Competition from Well Resourced Competitors

Some semiconductor companies have developed their own proprietary architecture for specific markets or applications.  These companies may reuse their proprietary architecture to penetrate markets where ARM is currently the architecture of choice, or where ARM may be used in the future making it harder for ARM to penetrate.  For example, Intel Corporation has developed the X86 architecture for use in PCs and laptops.  With mobile phones becoming smarter, Intel is trying to capture the high-end smartphone market with a family of chips based on the X86 architecture.  This could limit ARM’s market share in mobile phones and could prevent any further growth into mobile computing devices.  Other semiconductor companies have proprietary architectures in other applications including, but not limited to, automotive, networking, digital television, electronic storage and mobile communications.  These companies may have much larger engineering, marketing and sales resources than ARM, and if successful in displacing or impeding ARM could reduce licensing opportunities and royalties, negatively affecting operating results.

Taiwan Semiconductor Manufacturing Company (“TSMC”), one of the largest integrated circuit manufacturing customers of ARM's Physical IP Division (“PIPD”), has historically produced intellectual property components for use by third parties in designs to be manufactured at TSMC’s foundry. These components are designed to serve the same purpose as components produced by PIPD. The intellectual property components developed by TSMC have competed and are expected to continue to compete with PIPD’s products. We believe that TSMC is more aggressively developing and distributing these products to encourage its customers to use TSMC-developed IP rather than products containing ARM IP. TSMC has substantially greater financial, manufacturing and other resources, name recognition and market presence than the PIPD business and the internal design group at TSMC has greater access to technical information about TSMC’s manufacturing processes. Distribution partners selected by TSMC include Cadence Design Systems, Inc. (“Cadence”), Magma Design Automation, Inc., Synopsys, Inc. (“Synopsys”) and Virage Logic Corporation. Some of TSMC’s distribution partners, such as Cadence, may have greater resources, name recognition and distribution networks than we do. If TSMC is successful in its strategy, then we would lose TSMC license revenue and TSMC royalties, negatively affecting operating results.

The High Cost of Building Advanced Semiconductor Manufacturing Facilities May Limit the Number of Foundries as Potential Customers for our Physical IP Libraries

The cost of developing manufacturing facilities for advanced process geometries is rising. Some of ARM’s current foundry customers may delay or cancel plans for developing new manufacturing processes.   Without a new process, ARM will not have an opportunity to develop and sell Physical IP libraries for that process.  This would reduce the licensing opportunity that ARM could expect to bid for.  In addition, the bargaining power of the remaining foundries with advanced manufacturing facilities would be increased.  This could make it harder for ARM to win profitable licensing deals with these foundries, further reducing both licensing and royalty revenue.

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

Our International Operations Expose Us to Risks

We currently have operations in various jurisdictions around the world and may in the future expand our operations either within these jurisdictions or to new jurisdictions. Some risks associated with these international operations are exposure to exchange rate fluctuations, political, economic and financial conditions and unexpected changes in regulatory environments. Another risk we face is that, particularly with respect to intellectual property, we are exposed to different legal jurisdictions. In addition, we could face potentially adverse tax consequences and difficulties in staffing and managing operations. With respect to foreign exchange, a large proportion of our revenues are in US dollars while our costs reflect the geographic spread of our operations with in excess of 50% of our costs being in pounds sterling. This mismatch will result in gains or losses with respect to movements in foreign exchange rates and may be material. To mitigate this effect, we engage in currency hedging transactions. A more detailed description of these hedging transactions is set forth in the section entitled “Item 5. Operating and Financial Review and Prospects— Operating Results—Foreign Currency Fluctuations.” Although we have not to date experienced any material adverse effects with respect to our foreign operations arising from such factors, we cannot assure you that such problems will not arise in the future. Finally, managing operations in multiple jurisdictions will place further strain on our ability to manage overall growth.

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

We May Not Realize the Anticipated Benefits (including Synergy benefits) of the Artisan (now PIPD) Acquisition

The acquisition of Artisan involved the integration of two companies that previously operated independently. There can be no assurance, however, regarding when or the extent to which the combined company will be able to fully realize the benefits anticipated to result from the acquisition, including increased revenues or other benefits.

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

We May Not Continue to Operate and Develop Systems Which Comply Fully With the Requirements of the Sarbanes-Oxley Act

Attestation under section 404 of the Sarbanes-Oxley Act as at December 31, 2007 has been successfully completed. Full details appear in “Item 15. Controls and Procedures.” There can be no guarantee, however, that in the future the detailed testing of internal controls required as part of the attestation process will not identify significant control deficiencies or material weaknesses that impact on management’s or the auditors’ opinions on internal controls over financial reporting and/or require disclosure, which could result in damage to our reputation, diversion of management’s attention and resources and a material adverse effect on the market prices of our ADSs and our ordinary shares.

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

BUSINESS OVERVIEW

ARM designs reduced instruction set computing (“RISC”) microprocessors, physical IP and related technology and software, and sells development tools to enhance the performance, cost-effectiveness and power-efficiency of high-volume embedded applications. ARM licenses and sells its technology and products to leading international electronics companies, which in turn manufacture, market and sell microprocessors, application-specific integrated circuits (“ASICs”) and application-specific standard processors (“ASSPs”) based on ARM’s technology to systems companies for incorporation into a wide variety of end products. By creating a network of Partners, and working with them to best utilize ARM’s technology, ARM is establishing its RISC processor architecture and physical IP for use in many high-volume embedded microprocessor applications, including digital cellular phones, modems and automotive functions and for potential use in many growing markets, including smart cards and digital video. ARM also licenses and sells development tools direct to systems companies and provides consulting and support services to its licensees, systems companies and other systems designers. ARM’s principal geographic markets are Europe, the US and Asia Pacific.

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

These designs are highly complex, containing, in some cases, hundreds of millions of transistors. SoC designers incorporate functional blocks in the form of standard physical IP libraries that translate the circuit design of the SoC into the physical layout of transistors on a silicon wafer. The SoC will typically be fabricated either at the in-house facility of the designer’s semiconductor company or at one of the industry’s foundry manufacturing companies. As process node geometries continue to shrink, the increasing complexity of developing physical IP libraries is rendering the in-house development of such technology increasingly expensive and economically unattractive as compared to the product differentiation derived from the optimization to the designer’s semiconductor manufacturing process. The Company believes that over the long term, there will be an ever increasing need for companies to outsource this activity in order to meet the demand of increased functionality within digital devices while remaining at a reasonable price.

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

Standards, re-use, and broad support enable rapid system design. As systems become more complex, use and re-use of proven hardware and software intellectual property is essential to achieve time to market and cost goals. ARM provides a set of IP that enables system designers to standardize portions of their semiconductor chip design and development which enables significant reductions in development time and costs. In addition, ARM offers a means of creating flexible system designs through its range of fabric IP based on the AMBA standard and through the use of its Electronic System Level (“ESL”) design tools. This allows the designer to concentrate on application specific portions of the system design, where they add real value. By deploying standard solutions across its range of cores and platforms, and making them widely available via its partnership business model, ARM attracts strong third-party support in the form of EDA modeling tools, software development tools, debug tools, operating system and real-time operating system ports, software intellectual property, and peripherals.

Global Partner network.  ARM’s global network of partners assures systems companies of sufficient availability for high volume products and, together with ARM’s international presence, gives systems designers global support for their design development.  At December 31, 2007, ARM’s technology has been licensed to 210 semiconductor companies, including the majority of leading semiconductor companies worldwide.  ARM’s broad semiconductor partner base provides systems companies with a wide range of suppliers, thus reducing the dependence of systems companies on any one supplier and producing price competition helping to contain costs of ARM-based microprocessors.  ARM’s various partners build their own solutions using ARM technology; there are a growing number of ARM-based ASSPs and microcontrollers available for use by systems companies, thus facilitating their use of the ARM architecture.  The Company works with numerous, industry leading software systems and tools and development partners, including WindRiver, Symbian, Microsoft Corporation, Google, Mozilla, Sun Microsystems, and many others who provide the third-party support needed to facilitate the use of ARM technology in a wide variety of applications.

Development of software tools, platforms and embedded system level tools. ARM designs and manufactures its own RealView family of tools that span the complete development process from concept to final product deployment. Each member of the RealView portfolio has been developed closely alongside ARM cores ensuring it maximizes the cores’ performance. The RealView DEVELOP family of embedded software tools and hardware platforms enables validated support for device development. The RealView CREATE family of ESL tools enables faster time to market through early software development on virtual platforms. The collaboration of the ARM core designers and the Systems Design team solve the problems of the system designer in designing an ARM-based system. Support for ARM cores is provided in the RealView Development Suite and RealView SoC Designer at an early stage when lead partners are just starting to develop designs incorporating new ARM cores. The new cores are prototyped in the platforms to validate the design prior to manufacturing. For ARM partners producing microcontrollers, ARM has a single solution for their end-users with the RealView Microcontroller Development Kit, based on the industry leading Keil microcontroller tools, that facilitates end-users migration from 8- to 32-bit MCUs.

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

Focus on Needs of Systems Companies. ARM is committed to providing technology solutions responsive to the requirements of end users in a variety of markets. The Company works with systems companies either directly or in tandem with its semiconductor partners to aid the systems companies’ customization of the ARM architecture to perceived market needs. ARM also aims to simplify and shorten the design process for systems companies. See “Item 3. Key Information—Risk Factors—Our Success Depends Substantially on Systems Companies.”

Strategic Involvement in Related Products and Services.  ARM will continue to analyze its market and communicate with its partner network to identify opportunities for product innovation and new product creation, including with respect to features such as low power, high performance media and graphics, security, the creation of efficient code and platform execution environments.  ARM will also continue to develop products and encourage and support industry standardization efforts to address the challenges that result from shrinking semiconductor process geometries and the increasing cost and complexity of semiconductor chip design.  ARM maintains an ongoing five year strategy plan for the development and growth of the business and constantly monitors its market place and evaluates new business, investment and acquisition opportunities.

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

Home Solutions. In the home solutions market, the management and display of audio-visual content are the foremost concerns for consumers. Within this market, applications like digital TVs, STBs, digital still cameras and gaming devices deliver visual content to the home. ARM is well placed in this market with its scalable architecture performance up to 1 GHz, application-accelerating features for security (TrustZone) and Java (Jazelle) and Metro and Advantage physical IP libraries.

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

Embedded Solutions. The world of embedded processors is growing in multiple areas, including anti-lock braking systems, smartcards and industrial control applications. This market has the potential to grow substantially, especially as existing 8- and 16-bit applications need to migrate to 32-bit processors. The reliability and software reusability of the ARM architecture positions ARM to penetrate this market. In addition, the introduction of products such as the Cortex-M3, with its low gate count, small size and capabilities for high code density, together with Keil’s complementary MCU tools, position ARM for taking design slots once owned by 8- and 16-bit processors.

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

Thumb-2.  The Thumb-2 instruction, introduced in 2003, is a second generation of the Thumb instruction set.  It is a blended 32-bit and 16-bit instruction set that gives the designer more performance than the Thumb instruction set but achieves similar code density.  This instruction set is supported in the ARM1156T2F-S, ARM1156T2-S and the Cortex-family of processors.

EmbeddedICE.  EmbeddedICE is a software debug capability, which allows a programmer to debug code running on an ARM processor deeply embedded within a larger system-on-chip or ASIC. The ARM software development toolkit running on a PC communicates with EmbeddedICE logic within the processor core via a JTAG interface.  This capability was developed by ARM specifically to address debugging issues unique to integrated processor cores.  The Multi-ICE interface extends the capability of EmbeddedICE to allow debugging of multiple processor cores.

Embedded Trace.  ARM has developed Trace products for real-time observation of software running on its cores.  Trace products provide the capability to visualize the software execution and data modifications within the core in real-time and at maximum processor speed.  The data is compressed and passed directly off-chip for further processing or retained in a local embedded trace buffer for subsequent retrieval.

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

Jazelle.  ARM Jazelle technology is incorporated into a range of products including the ARM7EJ, ARM926EJ-S, ARM1026EJ-S, ARM1136JF-S, ARM1136J-S, ARM1176JZF-S and ARM1176JZ-S cores and the ARM JTEK software for enabling application developers to build Java compatible products offering high efficiency and low cost.  ARM Jazelle technology allows a single microprocessor to execute applications written in Java, and in conventional languages such as ANSI C and C++ without requiring an additional coprocessor – thus reducing system complexity and time-to-market.  For a typical application, a Jazelle enabled processor will execute most Java byte codes directly, speeding Java program execution and delivering significant performance acceleration for applications written in Java programming language.  Systems enabled with ARM Jazelle Technology achieve significantly higher performance than software emulation systems and do not suffer from the high memory requirements associated with just-in-time compilation techniques.

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

The ARM Microprocessor Families

ARM architecture processors offer a wide range of performance options in the ARM7 family, ARM9 family, ARM10 family, ARM11 family, ARM Cortex family, ARM SecurCore family, Intel-based products, Marvell Feroceon and Qualcomm Scorpion processor cores.  Scalability, the ability to match processing power to the application, is an important consideration when designers select a microprocessor family.  The ARM architecture gives systems designers a wide choice of processor cores at different performance/price points, yet all ARM microprocessors use substantially the same instruction set and are capable of running the same software.  This protects the investments ARM’s customers make in software development, software tools and staff training.  The ARM product roadmap offers customers a proven RISC architecture and intends to deliver innovative, powerful and cost-effective solutions to industry needs in future generations, while maintaining a high degree of compatibility.

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

ARM Securcore family. The Securcore family of cores is specifically targeted at the security and smart card market.  The smart card market is a very high volume market, and has been identified by ARM as an important growth area for the Company.

ARM9 family.  The ARM9 family comprises a range of microprocessors in the 150-250MHz range.  Each processor has been designed for a specific application or function, such as an application processor for a feature phone or running a WiFi protocol stack. Therefore each has differentiating features appropriate for that application, such as support for real-time or complex operating systems, direct DMA access to memory, and additional DSP instructions for faster mathematical calculations.

ARM11 family.    The ARM11 family comprises a range of microprocessors in the 300-600MHz range. Each processor has been designed for a specific application or function such as an application processor for a smart phone or controlling the engine management system in a car.  Therefore each has differentiating features appropriate for that application, such as support for fast interrupt response time, multiprocessing support and additional instructions for decoding video streams.

ARM Cortex Family.  This is ARM’s newest family of processor cores based on version 7 of the ARM Architecture.  The family is split into three series:

•	A Series targeting applications processors running complex operating systems;

•	R Series targeting realtime deeply embedded markets and running Real Time Operating Systems (“RTOSs”); and

•	M Series addressing the needs of the low cost microcontroller markets.

By ensuring software compatibility across the three series, ARM has enabled the re-use of software, tools and engineering knowledge.

Graphics IP

In May 2006, ARM acquired Falanx Microsystems AS, a Norwegian 3D Graphics IP company. Falanx develops graphics accelerator IP and software for semiconductor system-on-chip (“SoC”) vendors that deliver high-quality multimedia images without compromising performance, power consumption or system cost. The acquisition enhances ARM’s ability to enable industry-leading 3D graphics solutions on mobile phones, portable media players, set-top boxes, handheld gaming devices and infotainment systems (including automotive), providing us with full control over the development of our future 3D graphics solutions.

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

Physical IP

Acquisition of Artisan Components

In December 2004, ARM acquired the entire share capital of Artisan Components, Inc. (“Artisan”), a leading provider of physical IP components for the design and manufacture of complex SoC integrated circuits (“ICs”). In January 2005, Artisan became ARM’s Physical IP Division (“PIPD”) and was merged into ARM, Inc. on January 1, 2007.

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

Systems Design

The Systems Design business unit designs, manufactures and sells Electronic System Level Design (“ESL”) tools and software development tools (commonly called development systems products) that help ARM’s partners and customers to reduce their time to market.  Both product lines are sold under the “RealView” brand.

RealView ESL tools allow system architects to create and validate their hardware design ideas in a virtual environment. Processor design engineers use the RealView ESL tools to create detailed processor models and the tools required to generate and debug code on them. System architects use executable specifications of a design, run benchmarks and simulate different architectures very early in the design cycle.

RealView software development tools help a software design engineer deliver proven products right first time. Engineers use these tools in the design and deployment of code, from applications running on open operating systems right through to low-level firmware.

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

ARM Partner Network

Semiconductor Partners. ARM licenses its technology on a worldwide and non-exclusive basis to semiconductor partners that manufacture and sell ARM-based chip solutions to systems companies. At December 31, 2007, ARM’s technology has been licensed to 210 semiconductor companies, including many of the leading semiconductor companies worldwide. ARM serves this geographically diverse base from offices in the UK, P.R. China, France, Germany, Belgium, Israel, Japan, South Korea, Taiwan, India, Singapore and the United States.

Tools and Development Partners. ARM enables its tools and development partners to design tools that help ARM’s semiconductor partners and customers design ARM based systems. ARM provides IP and support to these tools and development partners to give end customers of the ARM architecture the widest possible range of tools support.

Design Partners.  There are many design companies who develop ARM-based solutions for specific customer needs.  Tasks for the system designers range from developing World Wide Web browser software for ARM-based platforms and interfacing ARM and Intel x86 processors to offering turnkey product design services.  The Company has also introduced the ARM Approved Design Center Program whereby design houses, which pass our strict qualification process, are able to access ARM technologies to enable them to undertake ARM-based designs for third parties.

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

ARM provides the design rights to use ARM’s physical IP from the majority of libraries developed for the manufacturing facilities free of charge. This enables small fabless design companies to easily gain access to the ARM physical IP technology and have their design manufactured at a variety of foundry companies. In some cases, ARM will charge a license fee to the design company for optimized libraries for specific process technologies and process variants. The royalties for these designs are then subsequently collected from the facility where they were manufactured.

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

The Company believes that the ARM architecture is the leading independent microprocessor technology openly licensed to other companies and that the broad presence afforded to the Company through its established worldwide network of partners gives it an advantage over other companies which license microprocessor related technology. The Company believes that its products offer high performance at competitive prices, and compete favorably in the embedded market by providing an open compatible architecture that is scalable from high performance multimedia applications to small battery operated devices. However, there can be no assurance that the Company will be successful in the face of increasing competition from new technologies or products introduced by existing competitors and by new companies entering the market. See “Item 3. Key Information—Risk Factors—Competition—We  May Not Be Able to Compete Successfully in the Future” and “Item 3. Key Information—Risk Factors—Our Architecture, Physical IP Libraries and Development Systems Tools May Not Continue to Be Accepted by the Market.”

Patent and Intellectual Property Protection

The Company has an active program to protect its proprietary technology through the filing of patents. The Company currently holds 373 US patents on various aspects of its technology, and 659 non-US patents with expiration dates ranging from 2012 to 2028. In addition, the Company has 394 patent applications pending in the United States and an additional 659 patent applications pending in the United Kingdom and various other jurisdictions. The Company’s US patents do not prevent the manufacture or sale of ARM-based products outside of the United States. There can be no assurance that the Company’s pending patent applications or any future patent applications will be approved or will not be challenged successfully by third parties, that any issued patents will protect the Company’s technology or will not be challenged by third parties, or that the patents of others will not have an adverse effect on the Company’s ability to do business. Furthermore, there can be no assurance that others will not independently develop similar or competing technology or design around any patents that have been or may be issued to the Company.

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

The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. See “Item 8. Financial Information—Legal Proceedings” for details of current litigation. Further litigation may be necessary in the future to enforce the Company’s patents and other intellectual property rights, to protect the Company’s trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity, and there can be no assurance that other parties in any such litigation would not be able to devote substantially greater financial resources to such litigation proceedings or that the Company would prevail in any future litigation. Any such litigation, whether or not determined in the Company’s favor or settled by the Company, would be costly and would divert the efforts and attention of the Company’s management and technical personnel from normal business operations, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

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

Marketing and Distribution

In order to speed global acceptance of ARM technology, ARM seeks partners with diverse geographic locations and a broad base of systems company relationships.  The Company markets its architecture and technology directly to its semiconductor partners and other customers from its offices in Cambridge, Maidenhead, Sheffield and Blackburn in the United Kingdom and also from offices in Japan, South Korea, France, Germany, Norway, Taiwan, P.R. China, Israel, Belgium, Slovenia, India, Singapore, and in California, Texas, Massachusetts, North Carolina and Michigan in the United States.  The Company’s architecture and technology are marketed on the basis of a number of factors including high performance/low power and price/performance, rapid time-to-market and the availability of third-party support.  ARM also capitalizes on the extensive marketing and distribution networks of its semiconductor partners who market and distribute ARM core-based products directly to systems companies.  As part of the Company’s strategy to increase ARM’s visibility, the Company’s license agreements generally require its partners to display an ARM logo on the ARM core-based products that they distribute.  The Company believes that to the extent ARM technology becomes more widely accepted, the ARM “brand” will become increasingly important to potential partners and will drive the Company’s expansion into related software, development tools and system design.  ARM believes that the availability of its marketing, sales and support services to all of its partners worldwide is critical to the success of the ARM architecture.

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

As of December 31, 2007, ARM had 1,195 full-time research and development staff located at offices in Cambridge, Maidenhead, Sheffield and Blackburn in the United Kingdom, Sophia Antipolis and Grenoble, France, Leuven-Heverlee, Belgium, Aachen and Grasbrunn, Germany, Trondheim, Norway, Sentjernej, Slovenia, Austin, Texas, USA, Cary, North Carolina, USA, Sunnyvale, Irvine and San Diego, California, USA, Olympia, Washington, USA and Bangalore, India. In 2005, 2006 and 2007, research and development costs were approximately £61.6 million, £75.5 million and £72.7 million, respectively. Costs in 2006 and 2007 included £10.6 million and £9.3 million, respectively, of share-based payments charges in accordance with FAS 123R and in 2005 included £1.6 million of deferred stock-based compensation, in accordance with previously applicable standards. Excluding these charges, R&D costs were 26%, 25% and 24% of total revenues in 2005, 2006 and 2007 respectively, reflecting the operating leverage in the business.  Continued investment in research and development remains an essential part of the Company’s strategy since the development of new products to license is key to its ongoing success.

Acquisitions

The Group made no acquisitions during the year ended December 31, 2007.

ORGANIZATIONAL STRUCTURE

ARM Holdings plc is the holding company for a number of subsidiaries. The following is a list of our significant subsidiaries at December 31, 2007. Not all subsidiaries are included as the list would be excessive in length. Unless stated otherwise, each subsidiary is wholly owned by us.

Company	Jurisdiction of Incorporation
ARM, Inc	United States
Soisic, Inc.	United States
Axys Design Automation, Inc.	United States
Keil Software, Inc	United States
ARM Germany GmbH	Germany
Keil Elektronik GmbH	Germany
ARM KK	Japan
ARM Korea Limited	South Korea
ARM Limited	England and Wales
ARM Taiwan Limited (99.9% owned)	Taiwan
ARM France SAS	France

Company	Jurisdiction of Incorporation
ARM Consulting (Shanghai) Co. Ltd.	P.R. China
ARM Belgium N.V.	Belgium
ARM Norway AS	Norway
ARM Embedded Technologies Pvt. Ltd.	India
ARM Physical IP Asia Pacific Pte Ltd.	Singapore

PROPERTIES

The Company leases land and buildings for its executive offices, engineering, marketing, administrative and support operations and design centers. The following table summarizes certain information with respect to the principal facilities leased by the Company:

Location	Freehold/Leasehold	Lease Term and Commencement Date	Approximate Area (square feet)	Principal Use
Cambridge, UK (110 Fulbourn Road)	Leasehold	20 years September 20, 1999	45,000	Executive offices and engineering, marketing and administrative operations
Cambridge, UK (130 Fulbourn Road)	Leasehold	20 years March 25, 2002	35,000	Executive offices and engineering, marketing and administrative operations
Cambridge, UK (90 Fulbourn Road)	Leasehold	20 years December 25, 1993	13,000	Executive offices and engineering, marketing and administrative operations
Maidenhead, UK	Leasehold	25 years July 28, 1998	17,125	Design center
Sheffield, UK	Leasehold	10 years January 31, 2006	10,180	Engineering and administrative operations
Sunnyvale, California, USA	Leasehold	7 years September 1, 2001	54,489	Executive offices and engineering, marketing and administrative operations
Sunnyvale, California, USA	Leasehold	2.5 years March 1, 2006	24,000	Sales and administrative operations
Austin, Texas, USA	Leasehold	5 years August 1, 2004	33,644	Design center, marketing and support operations
Bangalore, India	Leasehold	5 years July 15, 2007	44,542	Executive offices and engineering, marketing and administrative operations
Bangalore, India	Leasehold	5 years January 13, 2006	50,239	Design center

In addition, the Company leases offices in Blackburn, England; Leuven-Heverlee, Belgium; Aachen and Grasbrunn, Germany; Trondheim, Norway; Sophia Antipolis and Grenoble, France; Sentjernej, Slovenia; Irvine, California, USA; Plano, Texas, USA; and Olympia, Washington, USA that are used for engineering and administrative purposes as well as in Shin-Yokohama, Japan; Taipei, Taiwan; and Seoul, South Korea which are used for marketing and support operations.  Company personnel based in Boston, Massachusetts, USA; Detroit, Michigan, USA; Salem, New Hampshire, USA; Cary,

North Carolina, USA; San Diego, California, USA; Shanghai and Beijing, P.R. China; Munich, Germany; Paris, France; Singapore and Kfar Saba, Israel have office space available to them.

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

In fiscal year 2007 the semiconductor industry as a whole grew at about 3%.  This is lower than most years as industry growth was impacted by the inventory correction in the first half of the year.  The Company once again grew revenues at twice the rate of the semiconductor industry, achieving a growth rate in US dollar revenues of approximately 6%.  Looking into 2008, we see uncertain macro-economic conditions which may impede the growth of consumer electronics products that contain ARM-based chips.  However, we expect ARM revenue growth to continue to outperform the semiconductor industry. This is underpinned by a healthy technology portfolio of processor and physical IP, comprising both new and mature products.

The Company has remained both profitable and cash generative (before investing activities). On operating profits of £42.8 million, cash inflows from operating activities were £62.7 million, resulting in cash being returned to shareholders through dividends and share buybacks of £147.1 million and a year-end cash, cash equivalents, short-term investments and marketable securities balance of £51.3 million.

Revenues

The Company’s revenues are classified as either “Product Revenues,” consisting of license fees, sales of development systems and royalties, or “Service Revenues,” consisting of design consulting services and revenues from support, maintenance and training. The most significant component of ARM’s total revenues are license fees and royalty income which accounted for approximately 83% of total revenues in 2005, 2006 and 2007.

License fees as a percentage of total revenues will be affected by fluctuations in royalties and in demand for ARM’s development systems, design consulting and support and maintenance services. These products and services complement ARM’s basic licenses by supporting ARM’s traditional semiconductor partners in their efforts to reduce time to market. In addition, they provide ARM with a way to support systems companies who purchase finished ARM products from semiconductor companies as well as certain software vendors whose software runs on ARM microprocessors. Growth in these complementary products and services will depend on continued success in demonstrating to semiconductor companies, systems companies and software vendors the enhanced implementation possibilities which such products and services provide for ARM-technology based products and, more generally, on continued market acceptance of the ARM architecture. Growth in these complementary products and services will also depend on whether the Company can devote sufficient engineering staff to support growth in services, especially consulting. Revenues from development systems, design consulting and support and maintenance services was approximately 17% of total revenues in 2005, 2006 and 2007.

Revenues from royalties accounted for approximately 38%, 41% and 40% of total revenues in 2005, 2006 and 2007, respectively. The Company believes royalty revenue will continue to contribute a significant portion of total revenue going forward as the total number of partners and licenses increase.

As of December 31, 2007, the Company had 210 semiconductor licensees who in turn provide access to many other customers worldwide.

Product Revenues

License Fees  Most licenses are designed to meet the specific requirements of the particular customer and can vary from rights to embed ARM technology into a customer’s own application specific product to the complete design of a “system-on-chip.” See “Item 4. Information on the Company—Business Overview—License Agreements.” Over the term of a license, contractual payments can range from hundreds of thousands of dollars to several millions of dollars. The intellectual property licensed by the Company consists of software and related documentation which enable a customer to design and manufacture microprocessors and related technology and software. A license may be perpetual or time limited in its application. In general, the time between the signing of a license and final customer validation of the ARM technology is between 6 and 15 months with most time allocated to the period between delivery and validation of the technology. Delivery generally occurs within a short time period after the signing of a license. The licensee obtains license rights to the intellectual property at the time of signing. In addition, the licensee obtains ownership of the licensed rights to the in-process customization as well as the completed customization. License fees are invoiced according to an agreed schedule. Typically, the first invoice is on signing of the contract, the second is on delivery of the customized intellectual property (being the intellectual property and other technical information relating to the product licensed) and the third is a date-based milestone, usually within nine months of signature of the license. No upgrades or modifications to the licensed intellectual property are provided, except those updates and upgrades provided on a when-and-if-available basis under post-contract support (“PCS”). Following licensee validation of the ARM technology, the Company has no further obligations under the license agreement, except those under a valid PCS arrangement as mentioned above.

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

Development Systems  Dollar revenues from sales of development boards and toolkits have grown steadily with demand from licensees, systems companies and certain software vendors whose software runs on ARM microprocessors. Further revenue growth has arisen from the introduction of new ARM technology such as Electronic System Level (ESL) tools and MCU tools following the acquisitions of Axys and Keil respectively (See Note 6 to the Consolidated Financial Statements).

Royalties  Royalties are either set as a percentage of the licensee’s net sale price per chip or, less frequently, as a fixed amount per chip. In both cases, royalty rates decline as the total volume of ARM-compliant products shipped increases as the licensee moves through the volume-related price breaks. Royalty payment schedules in individual contracts vary depending on the nature of the license and the degree of market acceptance of ARM architecture prevailing at the contract date. Furthermore, average royalty rates in any period vary depending upon what stage the various licensees have reached in their royalty breaks per core. Royalties are payable by licensees when they have manufactured and sold the resulting ARM-compliant microprocessors and peripherals to systems companies. The license contracts provide for reports to be issued to ARM with details of such sales and, in certain cases, with forecasts of sales for periods in the near future.

Systems Software  The Company also achieves small amounts of additional product revenues with the sale of systems software. Revenue is recognized on customer acceptance.

Service Revenues

Consulting  Consulting activities support the overall design win process and generate intellectual property for relicensing. Licensees of ARM technology frequently request consulting assistance for systems level design in order to enable them to launch their products more quickly.

Support and Maintenance  ARM generally requires its licensees to pay an annual fee for support and maintenance for a minimum of one year. The fair value of this post-contract support (“PCS”) is determined by reference to the consideration the customer is required to pay when it is sold separately, and the PCS portion is recognized ratably over the term of the PCS arrangement. ARM considers the fair value of contractual renewal rates or the rates actually achieved on renewal of licenses of the same or similar technology to provide vendor specific objective evidence (“VSOE”) of the fair value of such arrangements, meeting the criterion in paragraph 10 of SOP 97-2  “Software revenue recognition” relating to the separate sale of such elements. We therefore believe that we are able to demonstrate VSOE of the PCS arrangements which are bundled with initial license agreements. In a small number of cases, customers may decline to renew the PCS package which they were entitled to as part of the initial multiple element arrangement, but may, instead, opt for a different level of support in future years. Such arrangements are negotiated in the normal course of business. We do not consider that subsequently renegotiated support arrangements are equivalent to the PCS packages initially offered as part of the initial multiple element arrangement and do not, therefore, take such sales into account in determining the VSOE of support and maintenance services.

Costs of Revenues

Product Costs  Product costs are limited to variable costs of production such as the costs of manufacture of development systems, amortization of the Company’s third-party technology licenses, cross-license payments to collaborative parties and the time of engineers on PIPD projects.

Service Costs  Service costs include the costs of support and maintenance services to licensees of ARM technology as well as the costs directly attributable to consulting work performed for third parties.

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

Revenue Recognition

Revenue consists of license fees received under the terms of license agreements with customers to enable them to use the Company’s intellectual property (“IP”), which is often customized to each customer’s manufacturing process. The Company receives royalties on sales by the Company’s customers of products containing ARM technology. It also supplies off-the-shelf software tools and IP, bought-in boards and toolkits, training and consultancy services.

The Company primarily earns revenues from licensing its IP to leading electronics companies which in turn manufacture, market and sell microprocessors, ASICs and ASSPs based on the Company’s architecture to systems companies for incorporation into a wide variety of end products. The Company’s IP consists of software and related documentation which enables a customer to design and manufacture microprocessors and related technology and software. Most licenses are designed to meet the specific requirements of each customer and are generally not time limited in their application. In general, the time between the signing of a license and final validation of the customer’s ARM technology-compliant product is between six and 15 months. Specified upgrades or modifications to the licensed IP are not provided.

Following validation of the customer’s ARM-compliant product, the Company has no further obligations under the license agreement.

In accordance with SOP 81-1, “Accounting for performance of construction-type and certain production type contracts,” when license agreements include deliverables that require “significant production, modification or customization,” contract accounting is applied. Revenues from license fees are recognized based on the percentage-of-completion method over the period from signing of the license to validation of the customer’s ARM technology-compliant product and the completion of all outstanding obligations. The amount of revenue recognized is based on the total license fees under the license agreement, or that portion of the total license fees which is determined to be fixed or determinable in arrangements involving extended payment terms and the percentage-of-completion achieved. Those amounts that are not deemed fixed or determinable at the outset of the arrangement are recognized as the payments become due. Where an arrangement is for multiple elements, each requiring significant production, modification or customization, the Company evaluates whether the bifurcation criteria of SOP 81-1 are met, and if so, the total arrangement fee is allocated accordingly. The percentage-of-completion is measured by monitoring progress using records of actual time incurred to date in the project, compared with the total estimated project requirement. Revenues are recognized only when collectability is probable. Estimates of total project requirements are based on prior experience of customization, delivery and validation of the same or similar technology and are reviewed and updated regularly by management. Under the percentage-of-completion method, provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of such losses is determined.

Agreements that include rights to unspecified future products (as opposed to unspecified upgrades and enhancements) are accounted for using subscription accounting, revenue from the arrangement being recognized ratably over the term of the arrangement, or an estimate of the economic life of the products offered if no term is specified, beginning with the delivery of the first product.

In accordance with SOP 97-2, “Software revenue recognition,” where agreements involve elements that do not require “significant production, modification or customization,” the Company recognizes license revenue when a signed contract or other persuasive evidence of an arrangement exists, the product has been shipped or electronically delivered, the license fee is fixed or determinable and collection of the resulting receivable is probable. Where agreements include multiple elements, the revenue recognition criteria for each element are typically met within the same accounting period, i.e. on delivery of the elements. If an element that is essential to the functionality of the delivered elements is undelivered at a period end, the Company determines whether it has sufficient vendor specific objective evidence (“VSOE”) of fair value in order to make an allocation amongst the elements. For the majority of its products and services, with the exception of post-contract support (“PCS”), certain development systems products and certain services undertaken by the Company, the Company does not believe it has sufficient VSOE of fair value to make such allocations. Accordingly, no revenue is recognized on an arrangement where deliverables other than PCS and the aforementioned development systems products and services remain undelivered.

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

Accounting for Share-Based Payments

Since January 1, 2006, the Company has applied FASB Statement No. 123 (revised 2004), “Share-Based Payment” (“FAS 123R”) in relation to accounting for share-based payments. Under FAS 123R, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite service period.  The fair value of these awards is calculated using appropriate valuation techniques.

Some awards made by the Company are liability-classified awards under FAS 123R as (i) there is an obligation to settle a fixed monetary amount in a variable number of shares; or (ii) the awards are indexed to a factor other than performance, market or service condition.  The fair value of these awards is re-measured at each period end until the award has vested.  Once the award has vested, or for (i) above when the number of shares becomes fixed, the award becomes equity-classified.  The transitional rules detailed in FAS 123R required the Company in 2006 to make a re-measurement adjustment for compensation cost for liability awards that had been recognized in that year as a cumulative effect of change in accounting policy in the income statement.

The Company adopted the provisions of FAS 123R using a modified prospective application. Accordingly, periods prior to adoption have not been revised for comparative purposes. The valuation provisions of FAS 123R apply to new awards and to awards that are outstanding on the effective date, which are subsequently modified or cancelled. Estimated compensation expense for awards outstanding at the effective date will be recognized over the remaining service period using the compensation cost calculated for pro forma disclosure purposes under FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“FAS 123”).

On November 10, 2005, the FASB issued FASB Staff Position No. FAS 123(R)-3, “Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards.” The Company elected to adopt the alternative transition method provided in this FASB Staff  Position for calculating the tax effects of share-based compensation pursuant to FAS 123R. The alternative transition method includes a simplified method to establish the beginning balance of the additional paid-in capital pool (APIC pool) related to the tax effects of employee share-based compensation, which is available to absorb tax deficiencies which could be recognized subsequent to the adoption of FAS 123R.

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

Purchased Goodwill and Intangible Assets

Goodwill represents the excess of the fair value of the consideration paid on acquisition of a business over the fair value of the assets, including any intangible assets identified and liabilities acquired. Goodwill is not amortized but is instead tested for impairment at least annually.  Annual impairment reviews in 2006 and 2007 determined, primarily with reference to cash flow forecasts, that there was no indication of impairment with respect to goodwill.

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

Uncertain tax positions

In July 2006 the FASB issued Interpretation, or FIN, No. 48, “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with FAS109. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. The Company adopted FIN 48 effective January 1, 2007 and the provisions of FIN 48 have been applied to all income tax positions commencing from that date. Potential accrued interest and penalties related to unrecognized tax benefits within operations are recognized as an income tax expense. The cumulative effect of applying the provisions of FIN 48 has been reported as an adjustment to retained earnings as of January 1, 2007. Prior to 2007, tax contingencies were determined in accordance with FAS No. 5 “Accounting for contingencies” (“FAS 5”) and estimated tax liabilities were recorded to the extent the contingencies were probable and could be reasonably estimated.

Loss Provisions

Over recent years, as we have established an increasing number of partners, as our intellectual property has become more widely accepted and as our balance sheet has become stronger, we have become involved in more litigation and claims have been asserted against us more frequently.

The Company accrues an estimated loss contingency by a charge to income if both the following conditions are met: (i) information available prior to the issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements (it is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss); and (ii) the amount of loss can be reasonably estimated.

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

	Year ended December 31,
	2005	2006	2007
	%	%	%
Revenues
Product revenues	93.7	93.9	93.7
Service revenues	6.3	6.1	6.3
Total revenues	100.0	100.0	100.0
Cost of revenues
Product costs	9.4	9.1	8.3
Service costs	2.6	2.6	2.5
Total cost of revenues	12.0	11.7	10.8
Gross profit	88.0	88.3	89.2
Operating expenses
Research and development	26.5	28.7	28.1
Sales and marketing	15.6	16.8	17.9
General and administrative	17.7	18.5	19.3
Restructuring costs	—	—	0.4
In-process research and development	0.1	0.2	—

	Year ended December 31,
	2005	2006	2007
	%	%	%

Amortization of intangibles purchased through business combination	7.5	7.0	7.0
Total operating expenses	67.4	71.2	72.7
Income from operations	20.6	17.1	16.5
Interest, net	2.3	2.6	2.1
Profit on disposal of available-for-sale security	—	2.0	—
Income before income tax and cumulative effect of change in accounting policy	22.9	21.7	18.6
Provision for income taxes	4.9	3.6	4.4
Net income before cumulative effect of change in accounting policy	18.0	18.1	14.2
Cumulative effect of change in accounting policy, net of tax	—	0.9	—
Net income	18.0	17.2	14.2

Total revenues for the year ended December 31, 2007 were £259.2 million, a decrease of 1.6% from £263.3 million in 2006, which was an increase of 13% from £232.4 million in 2005. Dollar revenues were $514.3 million in 2007, an increase of 6% from $483.6 million in 2006, which was an increase of 16% from $418.7 million in 2005. The actual average dollar exchange rate in 2007 was $1.98 compared with $1.84 in 2006 and $1.80 in 2005. 2007 sterling revenues would have been £20.7 million higher had the Company's dollar revenues been translated at the 2006 average rate.

Management analyzes product revenues in the categories of royalties, licenses and development systems. Service revenues consist of consultancy, support, maintenance and training income. The following table sets forth, for the periods indicated, the amount of total revenues represented by each component of revenue:

	Year ended December 31,
	2005	2006	2007
Product Revenues	(in thousands)
Royalties	£87,849	£107,814	£104,150
Licenses	104,223	110,548	110,663
Development Systems	25,639	28,832	27,913
	217,711	247,194	242,726
Service Revenues
Consulting, Support, Maintenance and Training	£14,728	£16,060	£16,434
Total Revenues	232,439	263,254	259,160

Product revenues  Product revenues consist of license fees, sales of development systems and royalties. Product revenues for 2005, 2006 and 2007 were £217.7 million, £247.2 million and £242.7 million, respectively, representing 94% of total revenues in each year.  Product revenues in US dollars, being the primary currency of revenues generated, grew from $392.2 million in 2005 to $454.5 million in 2006 and $482.3 million in 2007.

License revenues increased from £104.2 million in 2005 to £110.6 million in 2006 and were £110.7 million in 2007 representing approximately 45%, 42% and 42% of total revenues in 2005, 2006 and 2007 respectively.  License revenues in US dollars grew from $187.0 million in 2005 to $202.5 million in 2006 and $217.9 million in 2007.

Processor Division (PD) dollar license revenues have grown by 12% and 18% in 2006 and 2007 respectively. The portfolio of licensable products comprises a rich mix of proven ARM technology, such as the ARM7, ARM9 and ARM11 families of products and newer technology such as the Cortex family of products and the Mali 3D graphics processors.

62 new licenses were signed in 2007 compared to 65 in 2006 and 71 in 2005. Revenues from Cortex family products accounted for 31% of PD license revenues in 2007, compared to 26% in 2006. Cortex products started generating revenue in 2005. ARM11 accounted for 23% of PD license revenues in 2007, compared to 22% in 2006 and 21% in 2005. 23 companies became new ARM Partners in 2007, bringing the total number of semiconductor partners to 210 at the end of 2007. This total number of semiconductor partners was net of those companies that have signed licenses with ARM in the past but have since been acquired by other companies or who no longer have access to ARM technology for other reasons.

During 2007, 14 Cortex family licenses were signed, including three lead partners for the next generation Cortex-A9 processor, bringing the accumulated total of Cortex family licenses to 37, signed by 28 semiconductor companies. Three licenses to ARM’s Mali 3D graphics processors were signed in 2007, bringing the accumulated total of Mali licenses to five. Nine semiconductor companies are now licensed to design products using ARM’s graphics technology.

In addition, 2007 saw four large semiconductor companies underline their long term commitment to ARM technology by signing subscription licenses, which allow them access to a broad range of ARM processor technology. The term of these licenses is fixed and ranges between three and five years.

License revenues from non-core products, covering items such as platforms, peripherals, embedded trace modules, embedded software, data engines, models and sub-systems were £10.8 million in 2007, compared to £10.9 million in 2006 and £11.1 million in 2005 representing approximately 13% of processor license revenues in 2007, 14% in 2006 and 16% in 2005.

In 2007, ARM maintained progress in achieving the long term strategic goal of providing ARM’s physical IP to leading Integrated Device Manufacturers (“IDM”) and Fabless semiconductor companies and continued to sign synergistic licenses that have been enabled by the combination of ARM and Artisan. Synergistic deals include, in management’s determination, both instances of physical IP being licensed to ARM Partners and instances of contracts being won against the competition due to both processor and physical IP being available from ARM.

Licensing momentum for ARM’s 65nm physical IP products continued to grow, with 10 new licenses signed in 2007. By the end of 2007, ARM had signed a total of 32 65nm licenses with 15 companies and had signed eight licenses for physical IP with four foundries at the most advanced process of 45nm. ARM’s Physical IP Division (PIPD) reported license revenues of £27.3 million in 2007, representing approximately 25% of total license revenues.

During 2007, the combination of ARM and Artisan has continued to provide benefits other than synergistic license revenues.  In addition to the benefits to the Cortex range of processors, including the development of the new 12 track Advantage libraries in 65nm enabling higher performance, and the high performance ARM1176JZF-S implementation, the combination has enabled the development of lower power processors with lower leakage, a new compact ARM11 MPCore dual processor delivering greater performance at lower power and development work on 45nm physical IP which will influence and optimize the design of future processors.

Revenues from the sale of development systems increased from £25.6 million in 2005 to £28.8 million in 2006 and fell to £27.9 million in 2007 representing approximately 11% of total revenues in each year. Development systems revenues in US dollars grew from $46.5 million in 2005 to $53.0 million in 2006 and $55.6 million in 2007. This growth has been generated by working with customers on longer term relationships for the supply of RealView® Developer tools for software development, continued momentum behind the RealView Create tools for ESL customers and a healthy market place for tools to support the ever-broadening portfolio of ARM microprocessors. Development Systems has continued to enter into more multi-year contracts for larger product volumes which improves the visibility of business going forward and builds a good customer base from which to drive new innovation.

Royalties are either set as a percentage of the licensee’s average selling price (“ASP”) per chip or, less frequently, as a fixed amount and are recognized when the Company receives notification from the customer of product sales. In effect, this means that it is normally in the quarter following the shipments that data is received and so royalty data for a year reflects actual shipments made from the beginning of October of the previous year to the end of September of the current year. As the penetration of ARM technology-based chips grows across a wide range of end-market applications, the range of ASPs gets wider. The average royalty rate (“ARR”) earned by ARM in any one reporting period is dependent on the mix of the ASPs of the chips shipped in that period. In 2007, significant unit volume growth was driven by products which incorporate chips with lower ASPs including ultra low cost handsets, smartcards, microcontrollers and Bluetooth chips. As a result, the ARR in 2007 was 6.1 cents compared to 6.7 cents in 2006 and 7.9 cents in 2005. Unit volume growth more than compensated for this reduction in ARR and dollar PD royalty revenues grew by 8% from 2006 to 2007.

Royalties increased from £87.8 million in 2005 to £107.8 million in 2006 and fell to £104.1 million in 2007, representing 38%, 41% and 40% of total revenues in 2005, 2006 and 2007, respectively. US dollar royalty revenues grew from $158.7 million in 2005 to $199.0 million in 2006 and $208.8 million in 2007. Royalty revenues in 2007 comprised £88.0 million from PD and £16.1 million from PIPD. PD volume shipments increased from 1.7 billion units in 2005 to 2.5 billion in 2006, with the increase in volumes coming from all market segments. Total unit shipments in 2007 of 2.9 billion represented an increase of 18% compared to 2006. Unit shipments in the mobile segment grew by 19% year-on-year and in the non-mobile segments by 15%. Growth in the non-mobile segments was achieved across a broad range of product applications including smartcards, microcontrollers, automotive, connectivity devices, hard disk drives and many others.

The Company expects royalty revenues to grow year-on-year although they may be subject to significant fluctuations from quarter to quarter. The total number of partners shipping ARM technology-based products at the end of 2007 was 89 after taking into account corporate activity within the ARM partnership.  15 companies were paying meaningful royalties for physical IP products at the end of the year.

Service revenues  Service revenues consist of design consulting services and revenues from support, maintenance and training. Service revenues increased from £14.7 million in 2005 to £16.1 million in 2006, and further to £16.4 million in 2007, representing 6% of total revenues in each year. Service revenues in US dollars, being the primary currency of revenues generated, grew from $26.5 million in 2005 to $29.1 million in 2006 and further to $32.0 million in 2007.

Geographic analysis  Operating in a global environment, the geographic destinations of the Company’s revenues fluctuate from period to period depending upon the country in which its customers are located. The following table sets forth, for the periods indicated, revenue by geographic destination as a percentage of total revenue per the Company’s consolidated financial statements.

	Year ended December 31,
	2005	2006	2007
	%	%	%
Revenue by destination:
North America	43	42	42
Japan	18	16	16
Asia Pacific, excluding Japan	25	26	25
Europe	14	16	17
Total	100	100	100

Product costs  Product costs are limited to variable costs of production such as the costs of manufacture of development systems, amortization of third-party technology licenses, cross-license payments to collaborative partners and time of engineers on PIPD projects. Product costs were £21.8 million in 2005, £24.2 million in 2006 and £21.5 million in 2007, representing 9%, 9% and 8% of total revenues in 2005, 2006 and 2007, respectively. In 2005 and 2006, the proportion of development systems costs was approximately a quarter, PIPD direct costs of approximately two-thirds and the balance third-party licenses and cross-license payments to collaborative partners. In 2007, development systems costs made up approximately 20% of total product costs, PIPD direct costs approximately 70% and the balance on third-party licenses and cross-license payments.  Product gross margin in 2007 was 91%, compared to 90% in both 2006 and 2005. Included within product costs in 2005 are £2.5 million of deferred stock-based compensation relating to options assumed on the Artisan acquisition (2006 and 2007: £ nil).

Service costs  Service costs include the costs of support and maintenance services to licensees of ARM technology as well as the costs directly attributable to consulting work performed for third parties. Cost of services increased from £6.1 million in 2005 to £6.7 million in 2006, and was £6.7 million in 2007. The gross margins earned on service revenues were approximately 59% in 2005, 58% in 2006 and 61% in 2007. Costs increased in 2006 as the business invested more in the engineering departments, a proportion of which is allocated to services costs.  This has continued into 2007 with a slight reduction in costs due to reduced stock-based compensation costs being allocated to service costs; included within service costs in 2006 and 2007 are FAS 123R stock-based compensation costs of £1.1 million and £1.0 million, respectively.

Key performance indicators  The Company’s management uses several key performance indicators in assessing the Company’s performance, of which revenues and earnings per share are the most important. Revenues are discussed in further detail in “—Results of Operations” above. Earnings per share are disclosed in our financial statements filed herewith. Another key performance indicator for the business is backlog, defined as the aggregate value of contracted business not yet recognized in the profit and loss account. Of our revenue streams, it excludes royalty revenue, which is recognized upon receipt of the royalty reports from our partners and consequently passes into backlog and is immediately released when invoiced. Consequently, backlog focuses on the health of our licensing and our services businesses.

The Company discloses the quarterly trend in backlog along with the maturity profile (how much will be recognized as revenue over the next two quarters, the subsequent two quarters, and over more than one year), and its composition is split between the main component parts.

	Year ended December 31,
Maturity profile of backlog	2006	2007
Next two quarters (Q1 2008 and Q2 2008)	41%	34%
Subsequent two quarters (Q3 2008 and Q4 2008)	36%	30%
Greater than twelve months	23%	36%
Total	100%	100%

	Year ended December 31,
Backlog composition	2006	2007
Processors	46%	55%
Physical IP	31%	22%
Support & Maintenance and Others	23%	23%
Total	100%	100%

At the end of 2007, backlog was 24% higher than at the beginning of the year and was at its highest ever level due to the fourth quarter of 2007 being a record bookings quarter for the Company, with several designs for new technology being licensed by our customers. Only a small portion of revenue has been recognized in respect of these licenses, thus building backlog.

The longer duration of the backlog in 2007 compared to 2006 reflects the signature of three large IP subscription agreements in the fourth quarter of 2007.  Revenue from these agreements will be recognized ratably over the terms of the licenses.

Another key performance indicator is the number of patent applications submitted by ARM employees. ARM incentivizes its employees to submit patent applications by awarding patent bonuses. The number of proposed patent applications submitted by ARM employees was 193 in 2007, 178 in 2006 and 163 in 2005.

Research and development costs  Research and development costs increased from £61.6 million in 2005 to £75.5 million in 2006 and were £72.7 million in 2007, representing 27%, 29% and 28% of total revenues in 2005, 2006 and 2007, respectively. Costs in 2006 and 2007 included £10.6 million and £9.3 million, respectively, of share-based charges in accordance with FAS 123R and in 2005 included £1.6 million of deferred stock-based compensation in accordance with previously applicable standards. Excluding these charges, R&D costs were 26%, 25% and 24% of total revenues in 2005, 2006 and 2007, respectively, reflecting the operating leverage in the business. Continued investment in research and development remains an essential part of the Company’s strategy since the development of new products to license is key to its ongoing success.

Average engineering headcount increased from 783 in 2005 to 961 in 2006, with the increase coming from organic growth, predominantly in India, but also from the Falanx and Soisic acquisitions. Average engineering headcount increased further to 1,163 in 2007, mainly from the large number of hires towards the end of 2006 as well as measured growth in 2007. Again, the growth was predominantly in India, demonstrating ARM’s gradual shift of engineering resource to lower cost regions. Staff costs increased in line with headcount figures, but bonuses payable on the achievement of financial performance targets in 2006 were higher than those in 2005 and 2007.

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

Sales and marketing  Sales and marketing expenditure increased from £36.2 million in 2005 to £44.2 million in 2006 and £46.4 million in 2007, representing 16%, 17% and 18% of total revenues in 2005, 2006 and 2007, respectively. Costs in 2006 and 2007 included £3.7 million and £3.2 million of FAS 123R compensation charges, respectively, and in 2005 included £2.1 million of deferred stock-based compensation.  The proportion of sales and marketing costs to revenue in 2005, 2006 and 2007 excluding these charges were 15%, 15% and 17%, respectively.  Average headcount in this area increased from 286 in 2005 to 302 in 2006 to 312 in 2007.  Overall sales and marketing costs have increased in 2007 as further investment is made in customer support as well as due to increased staff bonuses based on a record bookings year.

General and administrative General and administrative costs were £41.1 million in 2005, £48.6 million in 2006 and £50.0 million in 2007, representing 18%, 18% and 19% of total revenues, respectively. Excluding £3.5 million of deferred stock-based compensation in 2005 and £2.9 million and £2.6 million of FAS 123R compensation costs in 2006 and 2007, respectively, general and administrative costs were 16%, 17% and 18% of total revenues in 2005, 2006 and 2007, respectively.

General and administrative average headcount in 2007 was 226, up from 165 in 2005 and 209 in 2006. The increases year-on-year have partly come from the acquisitions but also organic growth to strengthen the infrastructure of the Company as it continually expands.

Unrealized future foreign exchange gains on certain committed but not yet invoiced future revenue streams of £1.4 million (2006: losses of £0.9 million; 2005: gains of £2.1 million) were recorded in 2007 in accordance with FAS 133, with other foreign exchange charges of £2.3 million in 2005 and gains of £3.6 million and £0.2 million in 2006 and 2007, respectively. The gain in 2006 was mainly as a result of the revaluation of an intra-group dollar loan. See “—Foreign Currency Fluctuations” below.  Furthermore, in 2007 there were write-downs in the carrying values of the Company’s investments in Superscape Group plc and Coware Inc. of £1.2 million in aggregate.  Other increases in the last few years include additional recruitment and training costs for the growth in number of employees in the Company, increased IT costs to continually develop the ARM internal network as the number of offices and people grow and increased administrative costs relating to Sarbanes-Oxley compliance work.

Restructuring costs  During 2007, the Company closed one of its design centers in the US resulting in restructuring costs of £1.0 million, primarily related to accrued rents, write-off of leasehold improvements and staff severance costs.

In-process research and development  During 2004, the Company purchased Artisan Components, Inc. (now ARM, Inc.). Those intangible assets that were still in development (known as in-process research and development) were charged directly to the income statement, amounting to £3.2 million. A further £0.3 million of Artisan in-process research and development was charged to the income statement in 2005 as the final valuation of intangibles was completed. In 2006, the Company acquired the trade and certain assets of PowerEscape, Inc., resulting in £0.6 million of in-process research and development being charged to the income statement.  All acquired in-process research and development from the Artisan and PowerEscape acquisitions are progressing as expected.

Amortization of intangible assets Various licenses to use third party technology have been signed over the past several years, with their values being capitalized and amortized over the useful economic period that the Company is expected to gain benefit from them (generally between three and ten years). Licenses totaling £5.9 million were purchased during 2001 to 2005, with a further license for £2.5 million being purchased in 2007.  Amortization of these licenses amounted to £0.4 million in 2007 (2006: £0.4 million; 2005: £0.5 million).  At December 31, 2007, the net book value of these assets was £2.7 million which will be amortized over the next ten years.

Following the out-of-court settlement of the Company’s litigation against picoTurbo, Inc. in December 2001, picoTurbo assigned its intellectual property rights to the Company for a payment of £7.5 million. This has been amortized over four years and £1.5 million was charged to the income statement in 2002 and £2.0 million in 2003, 2004 and 2005. The asset was fully written-down in 2005 and thus there was no further amortization charge in 2006 or 2007.  The Company also purchased a patent for £0.7 million in 2002 which is being amortized over five years. The amortization charge was £0.1 million in 2005, 2006 and 2007 and was fully written-down by the end of 2007.

During 2003, the Company purchased Adelante Technologies NV (now ARM Belgium NV). Included with the assets purchased were £0.3 million of intangible assets comprising developed technology and customer relationships which are being amortized over five years and two years respectively. The amortization charge for the assets during 2005 and 2004 was £0.1 million in each year, but was less than £0.1 million in 2006 and 2007.  This will become fully written-down during 2008.

During 2004, the Company purchased Axys Design Automation, Inc. and Artisan Components, Inc. (now ARM, Inc.). Intangibles acquired and capitalized as part of these business combinations (including developed and core technology, customer relationships and trademarks) totaled £1.9 million and £70.9 million, respectively, and are being amortized over five years and between one and six years respectively (see Note 6 to the Consolidated Financial Statements for further details). The total charge during 2005 was £0.4 million and £16.5 million for Axys and Artisan, respectively, during 2006 was £0.4 million and £14.6 million, respectively, and during 2007 was £0.3 million and £13.3 million, respectively.

During 2005, the Company purchased Keil Elektronik GmbH and Keil Software, Inc. Intangibles acquired and capitalized consisted of developed technology, customer relationships and trade names and totaled £8.7 million. These are being amortized between two and five years and the amortization was £0.4 million in 2005, £2.5 million in 2006 and £2.4 million in 2007.

During 2006, the Company purchased Falanx Microsystems AS, a graphics IP company in Norway.  Intangibles acquired and capitalized consisted of developed technology and customer relationships and totaled £5.3 million.  These are being amortized over three to five years and the charge in 2006 was £0.7 million and in 2007 was £1.2 million.  The Company also purchased Soisic SA, an IP company based in France and the US.  Intangibles acquired and capitalized were all developed technology and totaled £4.3 million.  This is being amortized over five years with £0.1 million being charged in 2006 and £0.9 million in 2007.

Interest  Interest receivable increased from £5.3 million in 2005 to £6.8 million in 2006, but decreased in 2007 to £5.4 million. The growth in interest in 2006 was due to higher average cash balances and increasing interest rates. The fall in 2007 was a result of the increased cash outflow during the year on share buybacks and dividends, resulting in lower average cash balances. The Company invested cash balances over periods of up to one year during 2007, although typically were for periods of less than six months.

Profit on disposal of available-for-sale security  In 2006, the Company disposed of its investment in CSR plc for cash proceeds of £5.6 million and realized a profit of £5.3 million.  The Company made no profit or loss on its disposal of a minority investment in Zeevo, Inc. in 2005.

Income before income tax and cumulative effect of change in accounting policy  Income before income tax was £53.2 million in 2005, £57.0 million in 2006 and £48.2 million in 2007, representing 23%, 22% and 19% of total revenues, respectively. The margin fell in 2006 due to increased intangible amortization relating to business combinations following the acquisitions of the two Keil businesses, increased investment throughout the business in additional headcount as well as the negative impact of foreign exchange with the weakening of the US dollar in the year.  This weakening of the dollar continued further in 2007 and was the primary reason for the drop in margin in 2007.

Tax charge  The Company’s effective tax rates were 21.3% in 2005, 16.5% in 2006 and 23.6% in 2007. The effective tax rate in 2005 was lower than the blended tax rates from the relevant tax jurisdictions due to additional costs being allowable for research and development tax credits, benefits arising from the structuring of the Artisan acquisition and additional deferred tax credits arising from employee share options. It fell further in 2006 due to a non-recurring tax credit arising from a tax-deductible foreign exchange loss and continued benefits from the structuring of the Artisan acquisition.  The rate returned to a higher level in 2007 (without the non-recurring foreign exchange loss in 2006) but was still benefiting from the aforementioned items.

Cumulative effect of change in accounting policy  On January 1, 2006, the Company adopted FAS 123R as detailed in the section “Accounting for share-based payments” in Note 1 to the Consolidated Financial Statements, the significant accounting policies. The transitional rules detailed in FAS 123R required the Company to make a remeasurement adjustment for compensation cost for liability awards that has been recognized in 2006 as a cumulative effect of change in accounting policy in the income statement.  The charge in 2006, net of tax, was £2,447,000.

Segment Information

At December 31, 2007, the Company was organized on a worldwide basis into three business segments, namely the Processor Division (“PD”), the Physical IP Division (“PIPD”) and the Systems Design Division (“SDD”). In 2004, the directors were of the opinion the Company only had one business segment, and then following the acquisition of Artisan in December 2004, the Company had two reportable segments in 2005 (namely PD and PIPD).

This was based upon the Company’s internal organization and management structure and was the primary way in which the Chief Operating Decision Maker (“CODM”) and the rest of the board were provided with financial information. Whilst revenues were reported into four main revenue streams (namely licensing, royalties, development systems and services), the costs, operating results and balance sheets were only analyzed by the two segments.

In 2006, this structure and system of internal financial reporting to the CODM and board was changed resulting in a third division, namely SDD (called DevSys in 2006, now SDD), becoming a separate reportable segment. In previous years, the results of SDD were reported within PD, but for ease of comparability, have been separated out in the comparatives below. PIPD consists of the business stream previously undertaken by Artisan. PD primarily comprises the legacy ARM products and services. Recent acquisitions have been allocated to the various divisions as follows: KEG and KSI in 2005 to SDD, Falanx in 2006 to PD and Soisic in 2006 to PIPD. Goodwill on each acquisition has also been allocated into these divisions, except for Artisan whereby this has been allocated between PD and PIPD. See Note 14 to the Consolidated Financial Statements for the allocation of goodwill by segment.

Processor Division (PD)

The Processor Division encompasses those resources that are centered around microprocessor cores, including specific functions such as graphics IP, fabric IP, embedded software IP and configurable digital signal processing (“DSP”) IP.

Revenues  Total PD revenues for 2005, 2006 and 2007 were £156.6 million, £180.4 million and £187.8 million, respectively.

License revenues increased from £69.4 million in 2005, to £75.7 million in 2006, and increased further to £83.4 million in 2007, representing approximately 44%, 42% and 44% of total PD revenues in 2005, 2006 and 2007, respectively. License revenues in US dollars grew from $124.0 million in 2005 to $138.3 million in 2006 to $163.5 million in 2007. Dollar license revenues grew by 12% and 18% in 2006 and 2007, respectively. The portfolio of licensable products comprises a rich mix of proven ARM technology, such as the ARM7, ARM9 and ARM11 families of products, and newer technology such as the Cortex family of products and the Mali 3D graphics processors. See “— Results of Operations—Product Revenues” above for further details.

Royalties are either set as a percentage of the licensee’s average selling price (“ASP”) or, less frequently, as a fixed amount and are recognized when the Company receives notification from the customer of product sales. In effect, this means that it is normally in the quarter following the shipments that data is received and so royalty data for a year reflects actual shipments made from the beginning of October of the previous year to the end of September of the current year.

PD royalties increased from £72.5 million in 2005 to £88.7 million in 2006 and were £88.0 million in 2007, representing 46%, 49% and 47% of total PD revenues in 2005, 2006 and 2007, respectively. Royalty revenues in US dollars were $131.1 million, $164.1 million and $176.5 million in 2005, 2006 and 2007, respectively.  PD volume shipments increased from 1.7 billion units in 2005 to 2.5 billion units in 2006, and increased further to 2.9 billion units in 2007, representing an increase of 47% and 18% in 2006 and 2007, respectively.

Service revenues consist of design consulting services and revenues from support, maintenance and training. Service revenues increased from £14.7 million in 2005 to £16.1 million in 2006, and increased further to £16.4 million in 2007, representing 10%, 9% and 9% of total PD revenues in 2005, 2006 and 2007, respectively.  Service revenues in US dollars were $26.5 million in 2005, $29.1 million in 2006 and $32.0 million in 2007.

Operating costs  Operating costs for 2005, 2006 and 2007 were £87.4 million, £115.2 million and £112.6 million, respectively. Operating costs include cost of sales (comprising products costs and service costs), research and development costs, sales and marketing costs, general and administrative costs, and amortization of intangibles purchased through business combination (including the expensed in-process research and development).

The majority of PD product cost of sales comprise the amortization of third-party technology licenses and cross-license payments to collaborative partners. PD service costs include the costs of support and maintenance services to licensees of ARM technology as well as costs associated with consulting work performed for third parties. The total cost of sales in 2005, 2006 and 2007 were £6.1 million, £5.0 million and £4.7 million, respectively.

The total of research and development (R&D) costs, sales and marketing (S&M) costs and general and administrative (G&A) costs in 2005, 2006 and 2007 were £81.2 million, £109.4 million and £107.9 million, respectively. Total average PD headcount has increased from 703 in 2005 to 850 in 2006, and increased further to 962 in 2007 with increases coming from organic growth but also from acquisitions. Staff costs increased in line with these headcount figures, but bonuses payable on the achievement of financial performance targets were paid in 2006 and 2007, with only a negligible amount payable in 2005.

R&D costs in 2006 and 2007 include £6.1 million and £5.8 million, respectively, of share-based compensation charges in accordance with FAS 123R and in 2005 included £0.5 million of deferred share-based compensation, in accordance with previously applicable standards. Excluding these charges, R&D costs were 25%, 24% and 21% of PD’s revenues in 2005, 2006 and 2007, respectively.

PD’s S&M costs have increased sequentially in 2005 and 2006 and 2007 due mainly to organic growth boosted by acquisitions undertaken during 2006. S&M costs in 2006 and 2007 include £2.2 million and £2.0 million, respectively, of share-based compensation charges in accordance with FAS 123R and in 2005 included £0.7 million of deferred share-based compensation, in accordance with previously applicable standards. Excluding these charges, S&M costs were 13%, 15% and 15% of PD’s revenues in 2005, 2006 and 2007, respectively. Staff bonuses fluctuated in each year as shown above.

PD’s G&A costs increased in 2006, with a further marginal increase in 2007, due to acquisitions, increased staff bonuses and also organic growth to strengthen the infrastructure of the Company as it continually expands. G&A costs in 2006 and 2007 include £1.7 million and £1.6 million, respectively, of share-based compensation charges in accordance with FAS 123R and in 2005 included £1.2 million of deferred share-based compensation, in accordance with previously applicable standards. Excluding these charges, G&A costs were 12%, 16% and 16% of PD’s revenues in 2005, 2006 and 2007, respectively.

The charges in respect of the amortization of intangibles purchased through business combination in 2005, 2006 and 2007 were £0.1 million, £0.7 million and £1.3 million, respectively. The charge in 2005 was in respect of the 2003 acquisition of Adelante Technologies N.V. (now ARM Belgium N.V.). The charges in 2006 and 2007 were in respect of the 2003 acquisition plus the acquisition of Falanx in 2006.

Income before income tax and cumulative effect of change in accounting policy  Income before income tax was £69.3 million in 2005, £65.2 million in 2006 and £75.2 million in 2007, representing 44%, 36% and 40% of total PD revenues, respectively. The 2007 margin increased due to growth in revenues (predominantly licensing), with costs being kept in line with 2006 and a reduction in the FAS 123R share-compensation charge. 2006 was a year of investment in the business and 2007 a year of consolidation and thus margins were expected to increase. The reduced margin in 2006 was primarily due to a £10.6 million stock-compensation charge being recorded in 2006, with only £2.4 million being recorded in 2005. Excluding stock-compensation charges and intangible amortization, margins in 2005, 2006 and 2007 would have been 46%, 42% and 45%, respectively.

Cumulative effect of change in account policy  On January 1, 2006, the Company adopted FAS 123R as detailed in the section “Accounting for share-based payments” in Note 1 to the Consolidated Financial Statements. The transitional rules detailed in FAS 123R required the Company to make a remeasurement adjustment for compensation cost for liability awards that was  recognized in 2006 as a cumulative effect of change in accounting policy in the income statement. PD’s share of the 2006 charge was £2.0 million.

Depreciation and amortization  Depreciation and amortization charges comprise depreciation of property and equipment, amortization of licenses and patents and amortization of intangibles purchased through business combinations. Depreciation in 2005, 2006 and 2007 was £3.9 million, £3.7 million and £3.8 million, respectively. Various licenses to use third-party technology and patents have been signed over the past several years, with their values being capitalized and amortized over their useful economic lives (generally between three and ten years). The associated amortization charges in 2005, 2006 and 2007 were £2.6 million, £0.3 million and £0.3 million, respectively. These charges reduced in 2006 as a specific license became fully amortized, and increased in 2007 as a new license was acquired. Charges in respect of the amortization of intangibles purchased through business combination in 2005 were £0.1 million, increasing to £0.7 million in 2006 and to £1.3 million in 2007.

Capital expenditure  Capital expenditure represents additions of property and equipment. In 2005, 2006 and 2007 such expenditure was £2.7 million, £4.1 million and £3.2 million, respectively.

Total assets, total liabilities and net assets  Total assets in 2005, 2006 and 2007 were £161.9 million, £171.1 million and £171.9 million, respectively. Total liabilities in 2005, 2006 and 2007 were £22.2 million, £37.3 million and £33.2 million, respectively, with accrued liabilities and deferred revenue contributing significantly to these balances. The decrease in 2007 is mainly due to reduced staff cost provisions. PD had net assets of £139.7 million, £133.8 million and £138.7 million in 2005, 2006 and 2007, respectively.

Goodwill  Management is of the opinion that a portion of the goodwill arising on the acquisition of Artisan in December 2004 is attributable to PD. The directors believe that revenue will accrue to the Processor Division as a result of the ownership of the Physical IP Division for the following reasons:

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

Goodwill decreased from £113.4 million in 2005 to £109.1 million in 2006 and further to £107.5 million in 2007.  In 2006, ARM acquired Falanx, an innovative graphics IP company, resulting in goodwill of £9.4 million which has been fully allocated to PD.  This addition was offset by foreign exchange differences on PD’s share of the goodwill arising on the Artisan acquisition in 2006.  There were no acquisitions during 2007, with goodwill decreasing year-on-year due to further foreign exchange differences.

Physical IP Division (PIPD)

Revenues  Total PIPD revenues in 2005, 2006 and 2007 were £50.2 million, £54.0 million and £43.4 million respectively. In 2005, 2006 and 2007, PIPD’s license revenues were £34.9 million, £34.9 million and £27.3 million, respectively; and its royalty revenue were £15.3 million, £19.1 million and £16.1 million, respectively. In US dollar terms, licensing revenue increased from $63.0 million in 2005 to $64.2 million in 2006 and was $54.4 million in 2007, and royalty revenue increased from $27.6 million in 2005 to $34.9 million in 2006 and was $32.3 million in 2007. The decrease in licensing revenue in 2007 is due in part to the strategic decision taken by the Company to prioritize the deployment of engineering resources on the development of the next generation of physical IP technology rather than converting existing backlog into short-term revenue. This decision has been taken in order to best position the Company to provide outsourced physical IP to leading semiconductor companies. Royalty revenue reduced from 2006 to 2007 due to lower utilization rates at the foundries earlier in the year.

Operating costs  Operating costs for 2005, 2006 and 2007 were £64.0 million, £66.6 million and £61.8 million, respectively. Operating costs include product cost of sales, service cost of sales, R&D costs, S&M costs, G&A costs, and amortization of intangibles purchased through business combination (including the expensed in-process research and development).

PIPD product costs represent the time of engineers on revenue-bearing projects. In 2005, 2006 and 2007, product cost of sales were £15.3 million, £17.5 million and £15.9 million, respectively, being 30%, 32% and 37% of revenues, respectively. In 2005, product cost of sales included £2.5 million of deferred stock-based compensation. Excluding this, product cost of sales in 2005 were 25% of revenues. Product costs in 2007 were lower than in 2006 due to the engineering focus on R&D as discussed above.

The total of R&D costs, S&M costs and G&A costs in 2005, 2006 and 2007 were £30.9 million, £33.3 million and £30.6 million respectively. Total average PIPD headcount was 360, 417 and 449 in 2005, 2006 and 2007, respectively, resulting from both organic growth and acquisitions (in 2006, the Company acquired Soisic which is now part of PIPD). The increase in costs in 2006 reflected the higher average headcount together with the post-acquisition costs related to Soisic. The decrease in costs in 2007, in the face of further headcount growth, can be explained by a reallocation of resources to lower cost regions in the world.  Whilst overall headcount in the division grew, the actual count in the US reduced with all the growth coming in our design center in India.  Furthermore, no bonuses were paid in 2007 within PIPD.

In 2007, the Company closed one of its smaller design centres in the US, in order to concentrate its engineering activities into fewer sites, resulting in restructuring charges of £1.0 million, primarily related to accrued rents, write-off of leasehold improvements and staff severance costs.

The charges in respect of the amortization of intangibles purchased through business combination, including expensed in-process research and development, in 2005, 2006 and 2007 were £16.8 million, £14.7 million and £14.2 million, respectively. The charge in 2005 represents a full year of amortization of the acquired intangibles plus a further write-off of in-process research and development of £0.3 million in respect of the completion of the final valuation. The charge in 2005 relates solely to the acquisition of Artisan with the 2006 and 2007 charges also including amortization in respect of the intangibles arising on the acquisition of Soisic.

Loss before income tax and cumulative effect of change in accounting policy  PIPD recorded a loss before income tax of £13.9 million, £12.6 million and £18.3 million in 2005, 2006 and 2007, respectively In 2005, 2006 and 2007, there were charges of £16.8 million, £14.7 million and £14.2 million, respectively, relating to the amortization of intangibles purchased through business combination and charges of £5.5 million, £5.2 million and £3.2 million, respectively, in respect of share-based compensation.  Excluding these items and the restructuring charge in 2007, PIPD recorded a profit before income tax of £8.4 million, £7.4 million and £0.1 million in 2005, 2006 and 2007, respectively.  This reduced profit in 2007 is mainly as a result of the reduced revenues in the year as explained above.  In line with the Company’s goodwill impairment review, margins are expected to improve in future periods.

Cumulative effect of change in account policy  On January 1, 2006, the Company adopted FAS 123R as detailed in the section “Accounting for share-based payments” in Note 1 to the Consolidated Financial Statements. The transitional rules detailed in FAS 123R required the  Company to make a remeasurement adjustment for compensation cost for liability awards that was recognized in 2006 as a cumulative effect of change in accounting policy in the income statement. PIPD’s share of the 2006 charge was £1.0 million.

Depreciation and amortization  Depreciation and amortization charges comprise depreciation of property and equipment and amortization of intangibles purchased through business combination, including expensed in-process research and development. Depreciation in 2005 was £1.4 million, £1.7 million in 2006 and £2.1 million in 2007. As mentioned above, charges in respect of the amortization of intangibles purchased through business combination in 2005, 2006 and 2007 were £16.8 million, £14.7 million and £14.2 million, respectively.

Capital expenditure  Capital expenditure represents additions of property and equipment. In 2005, 2006 and 2007 such expenditure was £1.6 million, £2.4 million and £1.3 million, respectively.

Total assets, total liabilities and net assets  Total assets in 2005, 2006 and 2007 were £349.8 million, £300.9 million and £278.3 million, respectively, with the movements in 2006 and 2007 being largely attributable to foreign exchange differences on goodwill arising on the Artisan acquisition and amortization of intangibles.  Total liabilities in 2005, 2006 and 2007 were £20.1 million, £19.6 million and £13.3 million, respectively. PIPD had net assets of £329.7 million, £281.3 million and £265.0 million in 2005, 2006 and 2007, respectively.

Goodwill  Goodwill in 2005, 2006 and 2007 was £259.2 million, £227.4 million and £223.8 million, respectively. The decreases in 2006 and 2007 were due to foreign exchange. No goodwill was recognized in 2006 as part of the Soisic acquisition. Part of the goodwill in respect of the Artisan acquisition has been allocated to PD (see above).

Systems Design Division (SDD)

Revenues SDD revenues increased from £25.6 million in 2005 to £28.8 million in 2006 and were £27.9 million in 2007. US dollar revenues for the division were $46.5 million in 2005, $53.0 million in 2006 and $55.6 million in 2007. This growth has been generated by working with customers on longer-term relationships for the supply of RealView® Developer tools for software development, continued momentum behind the RealView Create tools for ESL customers and a healthy market place for tools to support the broad portfolio of ARM microprocessors. Systems Design has entered into more multi-year contracts for larger product volumes which improves the visibility of business going forward and builds a good customer base from which to drive new innovation.

Operating costs  Operating costs for 2005, 2006 and 2007 were £30.9 million, £41.0 million and £42.2 million, respectively. Operating costs include cost of sales (comprising product costs and service costs), R&D costs, S&M costs, G&A costs, and amortization of intangibles purchased through business combination (including the expensed in-process research and development).

The majority of SDD product cost of sales were made up of development boards costs in 2005, 2006 and 2007, with the balance comprising additional costs related to the costs of third-party licenses. SDD service costs include the costs of support and maintenance services to licensees of ARM technology as well as costs associated with consulting work performed for third parties. Total costs of sales were £5.5 million in 2005, £7.4 million in 2006 and £7.4 million in 2007. Cost of sales in 2006 and 2007 include £0.2 million of share-based compensation charges in accordance with FAS 123R with £nil deferred stock-based compensation costs being incurred in 2005. Excluding this charge, cost of sales were 21%, 25% and 26% of revenues in 2005, 2006 and 2007, respectively.

The total of R&D costs, S&M costs and G&A costs in 2005, 2006 and 2007 were £24.6 million, £30.1 million, and £32.1 million, respectively.  In 2006, R&D costs increased primarily due to KEG and KSI (both acquired during 2005) contributing a full-year’s charge. Staff bonuses fluctuated in each year as discussed above.  R&D costs in 2006 and 2007 include £1.5 million and £1.6 million, respectively, of share-based compensation charges in accordance with FAS 123R and in 2005 included £0.1 million of deferred share-based compensation, in accordance with previously applicable standards. Excluding these charges, R&D costs were 43%, 45% and 49% of revenue in 2005, 2006 and 2007, respectively.

S&M costs within SDD increased sequentially in 2005, 2006 and 2007. As detailed above, these increases are driven by both organic growth and through acquisitions. S&M costs in 2006 and 2007 include £0.5 million of share-based compensation charges in accordance with FAS 123R and in 2005 included £0.1 million of deferred share-based compensation, in accordance with previously applicable standards. Excluding these charges, S&M costs were 30%, 27% and 29% of revenue in 2005, 2006 and 2007, respectively.

G&A costs increased in 2006 due to KEG and KSI contributing a full-year’s charge with the further increases in 2007 being explained by additional acquisition-related charges based on achievement of Keil financial targets, as well as the division’s allocation of increased central costs. In 2005, 2006 and 2007 G&A costs included £0.4 million of share-based compensation charges. Excluding these charges, G&A costs were 21%, 24% and 28% of revenue in 2005, 2006 and 2007, respectively.

The charges in respect of the amortization of intangibles purchased through business combination, including expensed in-process research and development, in 2005, 2006 and 2007 were £0.8 million, £3.5 million and £2.7 million, respectively. The charge in 2005 represents a full year of amortization of the acquired intangibles relating to Axys plus £0.4 million relating to the intangibles arising on the acquisitions of KEG and KSI. The charge of £3.5 million in 2006 represents a full-year charge for the Axys, KEG and KSI acquisitions plus £0.6 million relating to the expensed in-process research and development arising on PowerEscape, of which certain assets were acquired during 2006.  The charge of £2.7 million in 2007 represents a full-year charge for the Axys, KEG and KSI acquisitions.

Loss before income tax and cumulative effect of change in accounting policy  SDD recorded a loss before income tax of £5.2 million, £12.1 million and £14.3 million in 2005, 2006 and 2007, respectively. Charges in respect of the amortization of intangibles purchased through business combination were £0.8 million, £3.5 million and £2.7 million in 2005, 2006 and 2007, respectively. SDD’s loss before income tax includes share-based compensation charge in 2005, 2006 and 2007 of £0.6 million, £2.6 million and £2.7 million, respectively.

Cumulative effect of change in account policy  On January 1, 2006, the Company adopted FAS 123R as detailed in the section “Accounting for share-based payments” in Note 1 to the Consolidated Financial Statements. The transitional rules detailed in FAS 123R required the Company to make a remeasurement adjustment for compensation cost for liability awards that was recognized in 2006 as a cumulative effect of change in accounting policy in the income statement. SDD’s allocation of the 2006 charge was £0.5 million.

Depreciation and amortization  Depreciation and amortization charges comprise depreciation of property and equipment and amortization of intangibles purchased through business combination, including expensed in-process research and development. Depreciation decreased from £2.4 million in 2005 to £1.7 million in 2006 and decreased further to £1.3 million in 2007. These decreases are due to older assets becoming fully-written down. Various licenses to use third-party technology and patents have been signed over the past several years, with their values being capitalized and amortized over their useful economic lives (generally between three and five years). The associated amortization charges in 2005, 2006 and 2007 were £0.3 million, £0.2 million and £0.2 million, respectively. As mentioned above, charges in respect of the amortization of intangibles purchased through business combination and expensed in-process research and development in 2005, 2006 and 2007 were £0.8 million, £3.5 million and £2.7 million, respectively.

Capital expenditure  Capital expenditure represents additions of property and equipment. In 2005, 2006 and 2007 such expenditure was £1.7 million, £2.1 million and £0.9 million, respectively.

Total assets, total liabilities and net assets  Total assets in 2005, 2006 and 2007 were £36.1 million, £33.6 million and £33.5 million, respectively. The decreases in 2006 and 2007 were primarily due to the amortization of the acquired intangibles together with foreign exchange differences on the goodwill and acquired intangibles. Total liabilities in 2005, 2006 and 2007 were £12.2 million, £10.8 million and £10.6 million, respectively. SDD had net assets of £23.9 million, £22.8 million and £22.9 million in 2005, 2006 and 2007, respectively.

Goodwill  Goodwill in 2005, 2006 and 2007 was £13.0 million, £12.8 million and £13.4 million, respectively. The decrease in 2006 was due to the impact of foreign exchange difference on the Axys and KSI goodwill which is denominated in dollars. The increase in 2007 is due to the Keil businesses achieving their earn-outs set at acquisition resulting in additional consideration being paid.

Foreign Currency Fluctuations

Foreign currency fluctuations  The Company’s earnings and liquidity are affected by fluctuations in foreign currency exchange rates, principally the US dollar rate, as most of the Company’s revenues and cash receipts are denominated in US dollars while a high proportion of its costs are in sterling.

The Company reduces this US dollar/sterling risk where possible by currency hedging. Due to the high value and timing of receipts on individual licenses and the requirement to settle certain expenses in US dollars, the Company reviews its foreign exchange exposure on a transaction-by-transaction basis. It then hedges this exposure using forward contracts for the sale of US dollars, which are negotiated with major UK clearing banks. The average size of each forward contract was $4.3 million in 2005, $3.9 million in 2006 and $4.2 million in 2007. The Company also uses currency options as a further translation instrument for limited proportions of its dollar exposure. The fair values of the financial instruments outstanding at December 31, 2005, 2006 and 2007 are disclosed in Note 15 to the Consolidated Financial Statements. The settlement period of the forward contracts outstanding at December 31, 2007 was between January 8, 2008 and March 26, 2008. The settlement period of the option contracts outstanding at December 31, 2007 was between January 23, 2008 and January 5, 2009.

Contingencies and Loss Provisions

Our accounting policy with respect to loss provisions is described in “—Operating Results—Critical Accounting Policies and Estimates—Loss Provisions” above. Intellectual property disputes to which we are party are described in “Item 8. Financial Information—Legal Proceedings.” There was no provision for these disputes as of December 31, 2007 (2006: £nil) as, based on the facts and circumstances surrounding the disputes, the Company believes it will prevail in the disputes. At December 31, 2007, ARM had provided in aggregate £nil (2006: £1.1 million) in relation to other legal matters, being the expected future costs to be incurred.

Risk Factors

For a discussion of the risks faced by the Company, see “Item 3. Key Information—Risk Factors.”

Recently Issued Accounting Announcements

     US Accounting Standards and Pronouncements

For a description of newly adopted US accounting standards and recent US accounting pronouncements, see Note 1 to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations primarily through cash generated from operations. Over the previous three years we have received £50.7 million in cash from the issuance of shares and transfers of treasury shares to employees who have exercised options in the Company.

The Company’s operating activities provided net cash of £47.2 million, £66.1 million and £62.7 million in 2005, 2006 and 2007, respectively.

Accounts receivable increased by £21.2 million in 2005 and a further £19.0 million in 2006, but decreased by £0.3 million in 2007. The increase in 2005 and 2006 was partly due to growth in revenues, but largely to do with timing of invoicing in the respective periods.  In the final week of 2006, there was significantly more invoicing to customers than in the final week of 2005 resulting in a large increase in receivables. Invoicing in the corresponding period in 2007 was at a similar level to 2006.  Despite this, days’ sales outstanding improved from 54 at December 31, 2005 to 43 at December 31, 2006 and were 49 at December 31, 2007.  Included within accounts receivable are amounts recoverable on contracts as discussed within deferred revenue below.  Prepaid expenses fell by £1.4 million in 2005 and a further £0.5 million in 2006, but increased by £2.6 million in 2007. The fall in 2005 and 2006 reflected the amortization of a technology license agreement representing prepaid royalties to be released over several years.  The increase in 2007 was mainly due to a four-year agreement for EDA tools where, for commercial reasons, monies were paid upfront.   Inventory has increased to £2.3 million reflecting growth in the development systems business.   There have been no other significant movements in other current assets.

Accounts payable fell by £1.9 million in 2005 and a further £0.7 million in 2006, but increased by £0.4 million in 2007, reflecting the timing of receipt of supplier invoices in the respective years. Accrued liabilities fell by £5.6 million in 2005, increased by £2.1 million in 2006 and fell again by £8.4 million in 2007. These fell in 2005 as payments on a technology license agreement were made and accrued employee compensation was lower in 2005 than in 2004.  The main increase in 2006 was as a result of increased staff bonus and sales commission provisions following a then record bookings quarter in the final quarter of 2006.   The fall in 2007 was due to lower staff and sales bonuses in 2007 compared to 2006, reduced FAS 133 provision for embedded derivatives on uninvoiced but committed future billings, reduced accrued payables on acquisition consideration, as well as the timing of invoicing on some large EDA lease contracts resulting in lower accruals.

At December 31, 2007, the Company recorded approximately £27.5 million of deferred revenues which represented cash or receivables scheduled to be recognized as revenues in varying amounts after December 31, 2007. At December 31, 2006, the Company recorded approximately £31.5 million of deferred revenues. Deferred revenues are an element of customer backlog, and represent amounts invoiced to customers not yet recognized as revenues in the income statement.  Similarly, the Company recorded £24.5 million of amounts recoverable on contracts (“AROC”) at December 31, 2007, compared to £23.8 million at December 31, 2006.  AROC represents amounts that have been recognized as revenue in the income statement but are yet to be invoiced to customers.  Both deferred revenue and AROC fluctuate due to the maturity profile of ARM’s products, and invoicing milestones within contracts.

The Company believes that, given its current level of business, it has sufficient working capital for the foreseeable future.

Cash flow from operations has been used to fund the working capital requirements of the Company as well as capital expenditure. Cash outflow from capital expenditure in 2007 was £5.4 million, compared with £8.6 million in 2006 and £6.1 million in 2005. Capital expenditure increased in 2005 and 2006 with staff levels increasing and general operational assets being replaced.   In 2007, the Company purchased a technology license for £2.5 million, as noted above, which will be amortized over ten years.

In 2005, the Company made final payments relating to acquisition costs for Artisan of £14.4 million, as well as £1.7 million of contingent consideration in respect of the Axys acquisition as a result of performance conditions being achieved. A further £4.3 million (net of cash acquired) was paid for the acquisitions of Keil Elektronik GmbH and Keil Software, Inc.

In 2006, the Company acquired Falanx Microsystems AS and Soisic SA for cash consideration paid in the year of £13.4 million and £2.1 million, respectively.  Additionally in 2006, a further £1.1 million was paid for Keil (acquired in 2005) and £0.6 million for the trade and certain assets of PowerEscape, Inc.

In 2007, whilst no acquisitions were made, the Company did make additional payments for the Keil businesses of £1.8 million representing retentions and contingent consideration, as well as £1.5 million for Soisic relating to escrow payments and contingent consideration.  Further payments on both Keil and Soisic are expected in 2008.

The Company envisages making further strategic investments in the future, in situations where the Company can broaden its product portfolio, where it can obtain skilled engineering resources and where the potential for furthering ARM core-based design wins is improved significantly.

In 2005, £0.3 million was invested via convertible loan notes in Luminary Micro, Inc, an unlisted company.  A further £0.2 million was invested in Luminary in 2006.  In 2007, £2.5 million was invested via convertible loan notes in W&W Communications Inc., an unlisted US company.  This loan note earns interest at 10% per annum and will convert to a maximum holding of 14.99% upon further fundraising by the company.

The Company sold its investment in CSR plc in 2006 for £5.6 million.

During 2005, the Company initiated a share buyback program to supplement dividends in returning surplus funds to shareholders.  During 2005, the Company bought back over 13.9 million shares at a total cost of £16.2 million and during 2006, the Company bought back 63.6 million shares at a total cost of £76.5 million.  This was accelerated further in 2007 with 94.5 million shares being repurchased at a total cost of £128.6 million.  Dividends totaling £18.5 million were also paid to shareholders during the year (2006: £12.4 million; 2005: £10.4 million). In aggregate, the Company has returned over £270 million since 2004 through buybacks and dividends.  Share option exercises in 2007 gave rise to £18.9 million cash inflow to the Company compared to £17.9 million in 2006 and £13.9 million in 2005.

Cash, cash equivalents, short- and long-term investment and marketable securities balances at December 31, 2007 were £51.3 million compared to £128.5 million at December 31, 2006 and £160.9 million at December 31, 2005.

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

During the year, the Company entered into a £100 million revolving credit facility providing the Company access to funds for any corporate purpose. Whilst the Company did make various drawdowns totaling £30 million on this facility during the year, these had been fully repaid and the facility was undrawn at the balance sheet date. Any drawn amounts accrue interest at a LIBOR-plus rate whilst there is a nominal charge for the undrawn portion. Furthermore, the facility requires the Company to adhere to various financial covenants relating to EBITDA multiples and interest cover; the Company adhered to all covenants during the year.  We may make use of this facility in 2008. Furthermore, should we require significant additional capital in the future, we may seek to raise this through further public or private equity offerings, debt financing or collaborations and licensing arrangements. No assurance can be given that additional financing will be available when needed, or that if available, will be obtained on favorable terms.

RESEARCH AND DEVELOPMENT

Research and development is of major importance and, as part of its research activities, the Company collaborates closely with universities worldwide and plans to continue its successful engagement with the University of Michigan. Key areas of product development for 2008 include the development of further low-power, high-performance engines for both data and control applications and ARM processors based on symmetric multiprocessor and superscalar technology. The Company is investing in future physical IP development, including lower-power, low-leakage technologies and through its recent acquisition of SOI technology to ensure leadership in this market. In addition, the Company will deliver development tools, 3D graphics and fabric IP to enable its customers to design and program system-on-chip products.

The Company incurred research and development costs of £72.7 million in 2007, £75.5 million in 2006 and £61.6 million in 2005. See “Item 4. Information on the Company—Business Overview—Research and Development” and “—Results of Operations—Research and development costs” above.

OFF-BALANCE SHEET ARRANGEMENTS AND AGGREGATE CONTRACTUAL OBLIGATIONS

Our major outstanding contractual commitments relate to rental of office facilities and certain equipment under non-cancelable operating lease agreements which expire at various dates through 2018. Our contractual commitments as of December 31, 2007 were as follows:

	Payments due by period (£’000)
	Total	Less than 1 year	1-3 years	3-5 years	Thereafter
Operating leases	74,023	18,351	32,485	16,072	7,115
Capital purchase commitments	276	276	—	—	—
Total	74,299	18,627	32,485	16,072	7,115

The Company does not have any off-balance sheet arrangements with unconsolidated entities or other persons.

ITEM 6.                 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Directors

The directors of the Company (each, a “director,” together, the “directors”) at April 7, 2008 were as follows:

Name(1)(2)	Age	Term Expires	Position
Doug Dunn OBE	63	2008*	Chairman
Warren East	46	2010	Chief Executive Officer; Director
Tim Score	47	2008*	Chief Financial Officer; Director
Tudor Brown	49	2008*	Chief Operating Officer; Director
Mike Inglis	48	2009	Executive Vice President, Sales and Marketing; Director
Mike Muller	49	2008*	Chief Technology Officer; Director
Simon Segars	40	2008*	General Manager – Physical IP Division; Director
Kathleen O’Donovan	50	2009	Independent Non-Executive Director, appointed December 7, 2006
Young Sohn	52	2010	Independent Non-Executive Director, appointed April 2, 2007
Lucio Lanza	63	2010	Independent Non-Executive Director
Philip Rowley	55	2008*	Independent Non-Executive Director
John Scarisbrick	55	2008*	Independent Non-Executive Director
Jeremy Scudamore	60	2008*	Senior Independent Director (Non-Executive)

(1)	The address for each listed director is c/o ARM Holdings plc, 110 Fulbourn Road, Cambridge CB1 9NJ, UK.

(2)	Peter Cawdron retired as a Non-Executive Director on May 15, 2007.

* Term expected to be renewed at the Annual General Meeting held on May 13, 2008.

Doug Dunn, age 63, Chairman: Doug Dunn joined the board as an independent non-executive director in December 1998 and became non-executive Chairman on October 1, 2006. He was previously President and Chief Executive Officer of ASM Lithography Holding N.V. until his retirement in December 2004. Before joining ASML, he was Chairman and Chief Executive Officer of the Consumer Electronics Division of Royal Philips Electronics N.V. and a member of the board. He was previously Managing Director of the Semiconductor divisions of Plessey and GEC and held several engineering and management positions at Motorola. He was awarded an OBE in 1992. He is a non-executive director of ST Microelectronics N.V., Soitec S.A., LG. Philips LCD Co. Ltd and TomTom N.V.

Warren East, age 46, Chief Executive Officer: Warren East joined ARM in 1994 to set up ARM’s consulting business. He was Vice President, Business Operations from February 1998. In October 2000 he was appointed to the board as Chief Operating Officer and in October 2001 was appointed Chief Executive Officer. Before joining ARM he was with Texas Instruments. He is a chartered engineer, Fellow of the Institution of Engineering and Technology, Fellow of the Royal Academy of Engineering and a Companion of the Chartered Management Institute. He is a non-executive director of Reciva Limited and of De La Rue plc.

Tim Score, age 47, Chief Financial Officer: Tim Score joined ARM as Chief Financial Officer and director in March 2002. Before joining ARM, he was Finance Director of Rebus Group Limited. He was previously Group Finance Director of William Baird plc, Group Controller at LucasVarity plc and Group Financial Controller at BTR plc. He is a non-executive director and Chairman of the Audit Committee of National Express Group PLC.

Tudor Brown, age 49, Chief Operating Officer: Tudor Brown was one of the founders of ARM. Before joining the Company, he was Principal Engineer at Acorn Computers, where he worked on the ARM R&D program. At ARM, he was Engineering Director and Chief Technical Officer from 1993; in October 2000, he was appointed Executive Vice President, Global Development and in October 2001, he was appointed to the board as Chief Operating Officer. He is a non-executive director of ANT plc.

Mike Inglis, age 48, Executive Vice President, Sales and Marketing: Mike Inglis joined ARM as EVP, Marketing in June 2002, and was appointed to the board in August that year. He became EVP, Sales and Marketing in January 2007. Before joining ARM, he worked in management consultancy with A.T. Kearney and held a number of senior operational and marketing positions at Motorola. He previously worked in semiconductor sales, marketing, design and consultancy with Texas Instruments, Fairchild and BIS Macintosh and gained his initial industrial experience with GEC Telecommunications. He is a chartered engineer and a Member of the Chartered Institute of Marketing.

Mike Muller, age 49, Chief Technology Officer: Mike Muller was one of the founders of ARM. Before joining the Company, he was responsible for hardware strategy and the development of portable products at Acorn Computers. He was previously at Orbis Computers. At ARM he was Vice President, Marketing from 1992 to 1996 and Executive Vice President, Business Development until October 2000 when he was appointed Chief Technology Officer. In October 2001, he was appointed to the board.

Simon Segars, age 40, General Manager – Physical IP Division: Simon Segars joined the board in January 2005 and was appointed General Manager of the Physical IP Division in September 2007. He has previously  been EVP of Engineering, EVP, Worldwide Sales and latterly EVP, Business Development. He joined ARM in early 1991 and has worked on most of the ARM CPU products since then. He led the development of the ARM7™ and ARM9™ Thumb® families. He holds a number of patents in the field of embedded CPU architectures. He is a non-executive director of Plastic Logic Limited.

Kathleen O’Donovan, age 50, Independent non-executive director: Kathleen O’Donovan joined the board in December 2006. She is a non-executive director and Chairman of the Audit Committees of Prudential plc, Great Portland Estates plc and Trinity Mirror plc and Chairman of the Invensys Pension Scheme. Previously, she was a non-executive director and Chairman of the Audit Committees of the Court of the Bank of England and EMI Group plc and a non-executive director of O2 plc. Prior to that, she was Chief Financial Officer of BTR and Invensys and before that she was a partner at Ernst & Young.

Young Sohn, age 52, Independent non-executive director: Young Sohn joined the board in April 2007. He has extensive experience in the semiconductor industry both in Silicon Valley and in Asia. He is CEO of Inphi Corporation, a director of Cymer, Inc. and Audium Semiconductor Limited and an adviser to Panorama Capital, a Silicon Valley based venture capital firm. Previously he was President of the semiconductor products group at Agilent Technology, Inc. and Chairman of Oak Technology, Inc. Prior to that he was President of the hard drive business of Quantum Corporation and, before that, Director of Marketing at Intel Corporation.

Lucio Lanza, age 63, Independent non-executive director: Lucio Lanza joined ARM as a non-executive director in December 2004 following ARM’s acquisition of Artisan. He was previously a director of Artisan, from 1996, becoming Chairman in 1997. He is currently Managing Director of Lanza techVentures, an early stage venture capital and investment firm, which he founded in January 2001. In 1990, he joined US Venture Partners, a venture capital firm, as a venture partner and was a general partner. From 1990 to 1995, he was an independent consultant to companies in the semiconductor, communications and computer-aided design industries, including Cadence Design Systems, Inc. and, from 1986 to 1989, was Chief Executive Officer of EDA Systems, Inc. He is also on the board of directors of PDF Solutions, Inc., a provider of technologies to improve semiconductor manufacturing yields. He holds a doctorate in electronic engineering from Politecnico of Milano.

Philip Rowley, age 55, Independent non-executive director: Philip Rowley joined the board in January 2005. He was Chairman and CEO of AOL Europe, the interactive services, web brands, internet technologies and e-commerce provider until February 2007. He is a qualified chartered accountant and was Group Finance Director of Kingfisher plc from 1998 to 2001. Prior to that his roles included Executive Vice President and Chief Financial Officer of EMI Music Worldwide.  He is a non-executive director of HMV Group plc and Skinkers Limited.

John Scarisbrick, age 55, Independent non-executive director: John Scarisbrick joined the board in August 2001. He was CEO of CSR plc from June 2004 until October 2007 and previously worked for 25 years at Texas Instruments (TI) in a variety of roles including as Senior Vice President responsible for TI’s $5 billion ASP chip business, President of TI Europe and leader of the team that created TI’s DSP business in Houston, Texas. Before joining TI, he worked in electronics systems design roles at Rank Radio International and Marconi Space and Defence Systems in the UK. He is a non-executive director of Intrinsity, Inc. and Netronome, Inc.

Jeremy Scudamore, age 60, Senior independent director (non-executive): Jeremy Scudamore joined the board in April 2004. He was Chief Executive Officer of Avecia Group (formerly the specialty chemicals business of Zeneca) until April 2006 and previously held senior management positions both in the UK and overseas with Zeneca and ICI. He has been a board member of the Chemical Industries Association and is Chairman of England’s North West Science Council. He was also a member of the DTI’s Innovation and Growth Team for the Chemical Industry and Chairman of the Innovation Team. He is  non-executive Chairman of SkyePharma PLC and Oxford Advanced Surfaces plc and a non-executive director of Oxford Catalysts Group plc.

Election and re-election of Directors

In accordance with Article 79 of the Company’s Articles of Association, Doug Dunn, Tudor Brown, Mike Muller, Philip Rowley, John Scarisbrick, Jeremy Scudamore, Simon Segars and Tim Score will retire by rotation at the Company’s Annual General Meeting (AGM) and will seek re-election at that meeting. (see “—Directors” above for the directors’ biographies).

Executive Officers

Name(1)	Age	Position
Warren East	46	Chief Executive Officer; Director
Tim Score	47	Chief Financial Officer; Director
Tudor Brown	49	Chief Operating Officer; Director
Mike Inglis	48	Executive Vice President, Sales and Marketing; Director
Mike Muller	49	Chief Technology Officer; Director
Simon Segars	40	General Manager – Physical IP Division; Director

(1)	The address for each listed executive officer is c/o ARM Holdings plc, 110 Fulbourn Road, Cambridge CB1 9NJ, UK.

COMPENSATION

The aggregate compensation (including pension contributions) paid by the Company to all persons who served in the capacity of director or executive officer in 2007 (14 persons) was approximately £5.0 million. This includes £2.0 million of share-based compensation. This does not include expenses reimbursed to officers (including business travel, professional and business association dues and expenses) but includes amounts expended by the Company for automobiles made available to its officers and other benefits commonly reimbursed or paid by companies in the UK. Each executive officer participates in the Company’s Deferred Annual Bonus Plan under which he may receive a bonus of up to 125% of the executive’s fixed salary 50% of which is compulsorily deferred into shares and an equity match of up to 2:1 if certain targets (determined by agreement between the executive and the Remuneration Committee) are exceeded. The aggregate amount accrued by the Company during 2007 to provide pension, retirement or similar benefits for directors and executive officers was approximately £171,000.

Directors’ emoluments

The emoluments of the executive directors of the Company in respect of services to the Company were paid through its wholly-owned subsidiary, ARM Limited, as were non-executive directors, with the exception of Lucio Lanza and Young Sohn who were paid through ARM, Inc., and were as follows:

Director	Fees	Basic salary	Benefits (3)	Bonus payments (4)	Subtotal	Pension contributions	Share-based payments 2007 (5)	Total 2007	Subtotal 2006	Pension contributions 2006	Share-based payments 2006 (5)	Total 2006
	£	£	£	£	£	£	£	£	£	£	£	£
Executive
Warren East	—	395,000	14,418	152,602	562,020	39,500	444,585	1,046,105	670,530	31,140	779,395	1,481,065
Tim Score	—	335,000	19,641	129,422	484,063	33,500	386,418	903,981	574,764	26,640	644,653	1,246,057
Tudor Brown	—	275,000	14,418	101,815	391,233	27,500	313,112	731,845	462,552	22,140	577,314	1,062,006
Mike Inglis	—	240,000	14,418	90,788	345,206	24,000	273,019	642,225	401,891	19,515	521,420	942,826
Mike Muller	—	235,000	14,418	90,788	340,206	23,500	273,497	637,203	395,793	19,515	522,944	938,252
Simon Segars	—	230,000	41,607	88,857	360,464	23,000	280,999	664,463	369,735	18,390	392,356	780,481
Sir Robin Saxby (1)	—	—	—	—	—	—	—	—	121,448	25,350	1,289	148,087
Total	—	1,710,000	118,920	654,272	2,483,192	171,000	1,971,630	4,625,822	2,996,713	162,690	3,439,371	6,598,774
Non-executive
Doug Dunn	150,000	—	—	—	150,000	—	—	150,000	65,250	—	—	65,250
Peter Cawdron (2)	15,552	—	—	—	15,552	—	—	15,552	37,000	—	—	37,000
Lucio Lanza	36,000	—	—	—	36,000	—	—	36,000	33,000	—	—	33,000
Kathleen O’Donovan (2)	38,354	—	—	—	38,354	—	—	38,354	2,354	—	—	2,354
Philip Rowley	41,000	—	—	—	41,000	—	—	41,000	35,728	—	—	35,728
John Scarisbrick	36,000	—	—	—	36,000	—	—	36,000	33,000	—	—	33,000
Jeremy Scudamore	41,000	—	—	—	41,000	—	—	41,000	34,000	—	—	34,000
Young Sohn	27,000				27,000		—	27,000	—	—	—	—
Mark Templeton (2)	—	—	—	—	—	—	—	—	16,500	—	—	16,500
Total	—	—	—	—	384,906	—	—	384,906	256,832	—	—	256,832
Total	384,906	1,710,000	118,920	654,272	2,868,098	171,000	1,971,630	5,010,728	3,253,545	162,690	3,439,371	6,855,606

(1)
Sir Robin Saxby ceased to be a Chairman and a director on October 1, 2006. He was appointed as Chairman Emeritus for the year from October 1, 2006 to October 1, 2007 and in this capacity received a fee of £37,000.

(2)
Mark Templeton’s fees are for the period up to his date of resignation on July 25, 2006. Peter Cawdron’s fees are for the period up to his date of resignation on May 15, 2007. Kathleen O’Donovan’s fees are for the period from her appointment on December 7, 2006. Young Sohn’s fees are for the period from his appointment on April 2, 2007.

(3)
All the executive directors receive family healthcare and annual travel insurance as part of their benefits in kind. In addition, Tim Score has the use of a company car and Warren East, Tudor Brown, Mike Inglis, Mike Muller and Simon Segars receive a car and petrol allowance. Simon Segars also has £31,587 of disturbance payments resulting from his relocation to the US.

(4)
The bonus payments above represent the full bonus earned during 2007. According to the terms of the deferred annual bonus, 50% of this bonus is not paid in cash, but is deferred and becomes payable in shares after three years. Details of the awards made in February 2008 in respect of these deferrals are detailed above.

(5)
Share-based payments in 2007 represent each director’s individual compensation charge as calculated under FAS 123R, which the Company adopted from January 1, 2006 (further details of this are given in Note 1 of the Consolidated Financial Statements). The amounts in 2006 do not include an aggregate charge of £3,496,000, being the cumulative effect of change in accounting policy (see “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations”). Amounts in 2007 and 2006 for each director are purely accounting measures and do not represent in any way actual cash-paid benefits.

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

Warren East is a non-executive director of Reciva Limited and of De La Rue plc. The Company holds 1.4% of the issued share capital of Reciva Limited. In relation to Reciva Limited, he was awarded options on February 17, 2006 which vested monthly in equal instalments as to 1,620 shares at an option price of £25.00 between January and October 2007 and as to 450 shares at an option price of £20.00 between November and December 2007 and received no other remuneration. In relation to De La Rue plc, he received remuneration totaling £36,247 up to December 31, 2007, following his appointment in January 2007.

Tudor Brown is a non-executive director of ANT plc. In this capacity he received remuneration totaling £26,250 up to December 31, 2007 (2006: £30,000). Mike Inglis was a non-executive director of Superscape Group plc until March 2008. During 2007 the Company held 8.1% of the issued share capital of Superscape Group plc more details about this investment are included in Note 7 to the Consolidated Financial Statements. In this capacity, Mike Inglis received remuneration totaling £22,000 up to December 31, 2007 (2006:  £17,019).  He also holds vested options over 13,333 shares in Superscape Group plc at an option price of 33 pence per share which will be cancelled following its acquisition by Glu Mobile, Inc. Tim Score is a non-executive director of National Express Group plc. In this capacity he received remuneration totaling £48,000 up to December 31, 2007 (2006:  £45,000). Simon Segars is a non-executive director of Plastic Logic Limited and in this capacity he received remuneration totaling £15,000 up to December 31, 2007 (2006: £15,000).

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

BOARD PRACTICES

Corporate Governance

Compliance with the UK Combined Code

The Company complies and complied throughout 2007 with the Combined Code, with the exception only that the board did not comprise a majority of independent non-executive directors throughout the year. The board has considered the overall balance between executive and non-executive directors and believes that the number of executive directors is fully justified by the contribution made by each of them. To increase the size of the board further to meet this particular provision is not considered appropriate.

Composition and operation of the board

At the date of this report, the board comprises six executive directors, six independent non-executive directors and the Chairman. The executive directors are the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the Chief Technology Officer, the Executive Vice President, Sales and Marketing and the General Manager – Physical IP Division, all of whom play significant roles in the day-to-day management of the business. The board reviews the independence of non-executive directors on appointment and at appropriate intervals and considers that each of the six non-executive directors is independent in character, judgment and behavior based on both participation and performance at board and committee meetings. There are no relationships or circumstances which are likely to affect the judgment of any of them. The beneficial interests of the directors in the share capital of the Company are set out in “—Share Ownership” below. In the opinion of the board these shareholdings do not detract from the non-executive directors’ independent status.

Young Sohn joined the board as an independent non-executive director on April 2, 2007.  He has extensive experience in the semiconductor industry both in Silicon Valley and in Asia.  He was appointed to the audit and remuneration committees with effect from May 15, 2007. A more detailed biography is included in “—Directors and Senior Management” above.

As planned, Peter Cawdron retired from the board at the AGM on May 15, 2007, having served for nine years.  He was replaced as senior independent director by Jeremy Scudamore, who has a strong background in industry and commerce.  Lucio Lanza and John Scarisbrick both have a broad understanding of the Group’s technology and the practices of major US-based technology companies.  Philip Rowley and Kathleen O’Donovan are both financial experts with strong financial backgrounds.

The table below shows directors’ attendance at meetings which they were eligible to attend during the 2007 financial year:

	Board	Audit Committee	Remuneration Committee	Nomination Committee
Total number of meetings	9	5	4	2
Doug Dunn	9/9C	–	–	1/1C
Warren East	9/9	–	–	–
Tudor Brown	9/9	–	–	–
Mike Inglis	8/9	–	–	–
Lucio Lanza	9/9	5/5	–	1/1
Mike Muller	9/9	–	–	–
Kathleen O’Donovan	8/9	4/5	3/4	–
Philip Rowley	7/9	4/5C	–	–
John Scarisbrick	7/9	–	–	1/1
Jeremy Scudamore	9/9	5/5	4/4C	–
Tim Score	9/9	–	–	–
Simon Segars	8/9	–	–	–
Young Sohn (1)	6/6	3/3	2/2	–
Peter Cawdron (2)	3/4	1/2	2/3	1/1

(1)            Young Sohn was appointed to the board on April 2, 2007 and to the audit and remuneration committees on May 15, 2007.

(2)            Peter Cawdron retired from the board on May 15, 2007.

C              Chairman

There is a procedure in place for additional meetings or conference calls on any pertinent issues to be organized as necessary during the year. In addition, the Chairman held at least two meetings with the non-executive directors without the executives present and the non-executive directors met on at least one occasion without the Chairman being present.

The directors have the benefit of directors’ and officers’ liability insurance and there is an established procedure for individual directors, who consider it necessary in the furtherance of their duties, to obtain independent professional advice at the Company’s expense. In addition all members of the board have access to the advice of the Company Secretary.

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

The board undertakes an annual board evaluation. During 2007, this exercise was conducted internally with each director completing a questionnaire and was facilitated by the Company Secretary. The evaluation covered board performance, processes, committees, composition, skills and director induction. The overall conclusion was that individual board members are satisfied that the board works well. They are also satisfied with the contribution made by their colleagues and that board committees operate properly and efficiently. Various recommendations resulted from the evaluation which have been discussed by the board and will be reviewed further and acted upon by the board in 2008, as appropriate. It is intended that there will be a further board evaluation each year, involving external consultants as and when the board deems appropriate. In particular, the non-executive directors now make a greater contribution to forward agenda setting.   It is intended that there will be a further board evaluation each year, involving external consultants as and when the board deems appropriate.

A full, formal induction program is arranged for new directors, tailored to their specific requirements, the aim of which is to introduce them to key executives across the business and to enhance their knowledge and understanding of the Company and its activities. The Company has a commitment to training and all directors, executive or non-executive, are encouraged to attend suitable training courses at the Company’s expense.  During the year a presentation was given to the board on the key provisions of the Companies Act 2006, including directors’ duties.

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

Executive committee

The executive committee is responsible for implementing the strategy approved by the board. Among other things, this committee is responsible for ensuring that the Company’s budget and forecasts are properly prepared, that targets are met, and generally managing and developing the business within the overall budget. Variations from the budget and changes in strategy require approval from the main board of the Company. The executive committee, which meets monthly, comprises the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, EVP Sales & Marketing, the General Managers of the Processor and Physical IP Divisions, the EVP Human Resources, the General Counsel and the Company Secretary, and meetings are attended by other senior operational personnel, as appropriate.

Audit committee

The audit committee has written terms of reference which are published on the corporate website at www.arm.com. The committee has responsibility for, among other things, monitoring the integrity of the financial statements of the Company and any formal announcements relating to the Company’s financial performance, and for reviewing any significant financial reporting judgments contained in them; reviewing the effectiveness of the Company’s internal controls over financial reporting and providing oversight of the Company’s risk management systems; making recommendations to the board in relation to the appointment, remuneration and resignation or dismissal of the Company’s external auditors; reviewing and monitoring the external auditors’ independence and objectivity and the effectiveness of the audit process; developing and implementing policy on the engagement of the external auditors to supply non-audit services; and considering compliance with legal requirements, accounting standards, the Listing Rules of the Financial Services Authority and the requirements of the SEC. There is a procedure in place for employees to report areas of concern to management in confidence and, if they prefer, anonymously through a third party telephone line. The committee receives any such confidential reports from the compliance committee. No whistleblowing incidents were reported in 2007. There has been one confidential report to date in 2008, which has been fully investigated and the committee is satisfied that there is no evidence of impropriety.

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

The current audit committee comprises Philip Rowley (Chairman), Kathleen O’Donovan, Lucio Lanza, Jeremy Scudamore and Young Sohn. Philip Rowley is the financial expert as defined in the U.S. Sarbanes-Oxley Act 2002 (“SOX”) and Kathleen O’Donovan is also qualified to fulfill this role. The external auditors, Chief Executive Officer, Chief Financial Officer and the Company Secretary attend all meetings in order to ensure that all the information required by the audit committee for it to operate effectively is available. Representatives of the Company’s external auditors meet with the audit committee at least once a year without any executive directors being present.

Remuneration committee

The remuneration committee has responsibility for determining and agreeing with the board, within agreed terms of reference, the Company’s policy for the remuneration of the executive directors and the individual remuneration packages for each executive director. This includes basic salary, annual bonus, the level and terms of conditional awards under the Long Term Incentive Plan and the terms of performance conditions that apply to such benefits, pension rights and any compensation payments. Where the remuneration committee considers it appropriate, the committee will make recommendations in relation to the remuneration of senior management. The committee also liaises with the board in relation to the preparation of the board’s annual report to shareholders on the Company’s policy on the remuneration of executive directors and in particular the directors’ remuneration report, as required by the Companies Act 2005, the Combined Code and the Listing Rules of the Financial Services Authority. The committee’s terms of reference are published on the Company’s website at www.arm.com.

The committee is chaired by Jeremy Scudamore and the other members are Kathleen O’Donovan and Young Sohn, who was appointed in place of Peter Cawdron on May 15, 2007. The committee met four times during 2007. Given their diverse experience, the three independent non-executive directors are able to offer a balanced view and international expertise in relation to remuneration issues for the Company. The committee has access to professional advice from external advisers (generally appointed by the Executive Vice President, Human Resources) in the furtherance of its duties and makes use of such advice. During 2007, KPMG provided general advice on remuneration and benefits, Linklaters provided legal services, Deloitte and Monks both provided salary survey data, Kepler Associates provided independent verification of TSR calculations for the Long Term Incentive Plan and the Executive Vice President, Human Resources also provided advice to the committee and to the Company. The Chief Executive Officer and the Executive Vice President, Human Resources, normally attend for part of remuneration committee meetings. No director is involved in deciding his own remuneration.

The Deferred Annual Bonus Plan for executive directors and senior managers and the Employee Equity Plan for all other employees were approved by shareholders at the 2006 AGM. These plans brought the remuneration structure more closely in line with UK market norms, increased alignment between remuneration and financial performance and strengthened the retention aspect of the deferred bonus. Cessation of option grants to executive directors (other than in exceptional circumstances) and the reduction from three plans to two for executive directors and senior managers, together with the move away from options to shares for all employees reduces potential dilution and simplifies remuneration arrangements.

Nomination committee

The nomination committee leads the process for board appointments and makes recommendations to the board in relation to new appointments of executive and non-executive directors and on board composition and balance. The terms of reference of the nomination committee are published on the Company’s website www.arm.com. It is chaired by Doug Dunn, and the other members are John Scarisbrick and Lucio Lanza. The committee considers the roles and capabilities required for each new appointment, based on an evaluation of the skills and experience of the existing directors. In relation to the appointment of new directors, the services of external search consultancies are generally used and this was the case in relation to the appointment of Young Sohn.

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

The board of directors also has overall responsibility for ensuring that the Company maintains an adequate system of internal control and risk management and for reviewing its effectiveness. Building on the successful project to achieve compliance with section 404 of SOX for the 2006 financial year, a considerable amount of resource and effort continued to be committed during 2007 and compliance in relation to the 2007 financial year was also successfully completed (see “Item 15. Controls and Procedures”). The processes and procedures have been successfully integrated into day-to-day business operations and provide a sustainable solution for ongoing compliance. The board has reviewed the system of internal control, including internal control over financial reporting, which has been in place for the year under review and up to the date of approval of the annual report. Such system is designed to manage rather than eliminate the risks inherent in a fast-moving, high-technology business and can, therefore, provide only reasonable and not absolute assurance against material misstatement or loss.

The Company has a number of other committees which contribute to the overall control environment:

•
The risk review committee consists of the Chief Technology Officer, the Chief Financial Officer, the Group Financial Controller and the Company Secretary and it receives and reviews quarterly reports from the divisions and corporate functions. The committee is responsible for identifying and evaluating risks which may impact the Company’s strategic and business objectives and for monitoring the progress of actions designed to mitigate such risks. The risk review committee reports formally to the executive committee twice a year where its findings are considered and challenged and, in turn, the executive committee reports to the board once a year.

•
The compliance committee consists of the General Counsel, the Chief Operating Officer, the Chief Financial Officer, the EVP Human Resources, the VP Corporate Operations Group, the Director of IT and the Company Secretary. It oversees compliance throughout the business with all appropriate international regulations, trading requirements and standards, including oversight of financial, employment, environmental and security processes and policies. The compliance committee reports to the audit committee.

•
The disclosure committee in compliance with SOX comprises the Chief Executive Officer, the Chief Financial Officer, the Group Financial Controller, the General Counsel, the VP Investor Relations and the Company Secretary. It is responsible for ensuring that disclosures made by the Company to its shareholders and the investment community are accurate, complete and fairly present the Company’s financial condition in all material respects.

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

Any significant control failings identified through the operational internal audit function or the independent auditors are brought to the attention of the compliance committee and undergo a detailed process of evaluation of both the failing and the steps taken to remedy it. There is then a process for escalation of any significant control failures to the audit committee.

Environmental, Social, Corporate Governance and ethical policies

While the Company is accountable to its shareholders, it also endeavors to take into account the interests of all its stakeholders, including its employees, customers and suppliers and the local communities and environments in which it operates. The Chief Financial Officer takes responsibility for matters relating to corporate, social and ethical policies and these matters are considered at board level. A corporate social responsibility report is described under “—Corporate social responsibility report”, below, and also on the Company’s website www.arm.com. The Company’s Code of Business Conduct and Ethics is available on the Company’s website www.arm.com. The Company also operates a whistleblowing policy which provides for employees to have access to senior management to raise concerns in strict confidence about any unethical business practices. There is also a facility to make reports by telephone to an independent third party through a whistleblowing hotline.

As a company whose primary business is the licensing of IP, employees are highly valued and their rights and dignity are respected. The Company strives for equal opportunities for all its employees and does not tolerate any harassment of, or discrimination against, its staff. In January 2007, ARM was chosen as European Business of the Year having been voted UK Business of the Year in 2006.  In November 2007, ARM received two further prestigious awards when Warren East was voted UK Business Leader of the year and ARM was recognized as techMARK Company of the year.  These represent considerable accolades for the Company and recognize the efforts of all ARM employees worldwide.

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

The Company recognizes the increasing importance of environmental issues and these are discussed at board level where the Chief Financial Officer takes responsibility for them. A number of initiatives in this area have continued in 2007. The Company’s environmental policy is published on its website www.arm.com within the Corporate Social Responsibility (“CSR”) report. An environmental action plan is implemented through various initiatives. These include monitoring resource consumption and waste creation so that targets set for improvement are realistic and meaningful, ensuring existing controls continue to operate satisfactorily and working with suppliers to improve environmental management along supply chains. Energy usage and resource consumption data is published in the Company’s CSR report on its website.

At the 2007 AGM, resolutions were passed to amend the Articles of Association in line with the Companies Act 2006 to enable the Company to send information to shareholders electronically and make documents available through the website rather than in hard copy, which will provide both environmental and cost benefits. Shareholders can opt to continue receiving a printed copy of the annual report if they prefer.

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

Information and Communication with shareholders

The board makes considerable efforts to establish and maintain good relationships with shareholders. The main channel of communication continues to be through the CEO, the CFO and the VP Investor Relations, although the Chairman, the senior independent director and the other non-executive directors remain willing to engage in dialogue with major shareholders as appropriate. There is regular dialogue with institutional shareholders throughout the year other than during close periods. The board also encourages communication with private investors and part of the Company’s website is dedicated to providing accurate and timely information for all investors including comprehensive information about the business, its Partners and products, all press releases, RNS announcements and SEC filings. At present, around 20 analysts write research reports on the Company. The Company publishes telephone numbers on its website enabling shareholders to listen to earnings presentations and audio conference calls with analysts and webcasts of key presentations are also made available through the website. Members of the board, including some of the non-executive directors, attend the annual analysts’ day and develop an understanding of the views of major shareholders through any direct contact that may be initiated by shareholders, or through analysts’ and brokers’ briefings. The board also receives feedback from the Company’s brokers and financial PR advisers, who obtain feedback from analysts and brokers following investor roadshows. All shareholders may register to receive the Company’s press releases via the internet.

The board actively encourages participation at the Annual General Meeting, scheduled for May 13, 2008, which is the principal forum for dialogue with private shareholders. A presentation will be made outlining recent developments in the business and an open question-and-answer session will follow to enable shareholders to ask questions about the business in general.

The resolutions put to shareholders at the meeting and the voting results will be published via RNS and the SEC and will be available on the Company’s website.

Corporate social responsibility report

The Company considers itself to be a good corporate citizen and continually strives to improve its performance in this area. The Company aims to reduce the impact it makes on the environment and to make positive connections with the communities in which it operates. Considerable efforts are made to communicate effectively with the Company’s shareholders, Partners, suppliers and employees.

Achievements

The Company was techMARK Company of the Year in 2007 where the judges recognized that ARM has “harnessed its technological achievements and produced sound commercial and financial success. The award also acknowledges analyst and investor recognition of ARM as well as its outstanding long term growth potential and strategy to ensure successful delivery of its commercial advantages and to build shareholder value”.

Chief Executive Officer, Warren East was voted UK Business Leader of the Year at the 2007 National Business Awards, in recognition of being “an outstanding individual who has demonstrated exceptional leadership and vision under whose stewardship the organization has significantly improved performance for its stakeholders – employees, customers, suppliers and shareholders”.

The Company was named as Business of the Year in 2007 at the European Business Awards. The judges commented that “ARM demonstrated an innovative growth strategy, strong financial performance and sustained market leadership in the industry sector”. They were particularly impressed with ARM’s strong market share in the mobile industry and the partnerships with some of the world’s leading technology companies. The European Business Awards is a completely independent programme designed to recognize and celebrate business excellence across the 25 territories of the EU.

The environment

ARM designs the technology at the heart of low-power products across a whole range of application areas from mobile phones to cars, consumer electronics and toys. Intelligence within its low-power IP cores can be used to measure, manage and control the environmental performance of consumer electronics and IT equipment, while improving their functional performance and reducing their carbon footprint. Additionally ARM can leverage its Connected Community™ of Partners to provide complete low-power solutions for products based on the ARM architecture.

The Company’s activities do not produce harmful waste or emissions and the Ethical Investment Research Service (EIRIS) grades ARM as an environmentally “low impact” business. Nevertheless, environmental performance is monitored to enable targets to be set, for example reducing resource usage, increasing the amount recycled and controlling carbon emissions through energy use.

A global environmental impact study on the Company’s operations has been undertaken, covering inputs, processes and outputs. This has provided data upon which to base plans and targeted improvements. For example, electricity supplies for our Cambridge offices are now 100% renewable and the application of a greener policy on energy procurement will be extended to other ARM locations where practicable. In 2007, the Company again demonstrated an increase in paper and packaging recycling and improved facilities to promote recycling of these and other materials, including aluminium cans. Air conditioning systems run on non-ozone-depleting refrigerants. The environmental impact of travel is carefully considered. The supply of company cars is discouraged and in a Company of more than 1,700 people, there are fewer than 30 company cars. Employees are encouraged to cycle to work through the provision of improved facilities at the Company’s offices, to share car journeys, or to use public transport. Consistent with local custom and practice, we provide bus transport for employees in Bangalore so that we do not add to local traffic problems and the environmental impact of individual travel to work. Business travel is important in maintaining ARM’s very effective partnership network but ways in which it can be reduced are regularly reviewed and, where possible, travel is reduced through the use of video conferencing equipment. Data regarding flights is being benchmarked with a view to reducing business travel, to the extent compatible ensuring that good business relationships are maintained.

Building upon the work carried out with the British Safety Council and Lloyd’s Register Quality Assurance (“LRQA”), the Company has developed an internal audit process for all of its offices worldwide with regard to health and safety issues, environmental objectives and performance. ARM continues to work with suppliers and service providers to minimise environmental impact, wherever practicable, in the provision of facilities and infrastructure for ARM’s business operations. ARM has adopted LRQA’s Business Assurance approach involving twice yearly ISO9001:2000 surveillance audits which provide an independent assessment of the ARM Management System and the various review procedures in place within the Company.

Connecting with communities

The Company aims to be a good corporate citizen of the communities in which it operates and participates in networking and support initiatives. ARM has established relationships with the local business community in Cambridge and is a founding member of The Learning Collaboration (“TLC”) within the business community in the UK. The TLC enables member companies to pool resources to collaborate to learn, improving the quality, availability and value of training and related services. ARM is also a founder member of the Cambridge Network whose aim is “to link like minded people from business and academia to each other and to the global high technology community for the benefit of the Cambridge region.”

ARM is a founding sponsor of the Electronics Knowledge Transfer Network – an organization which seeks to promote collaboration and the sharing of knowledge throughout the UK electronics industry in order to harness and promote the sector’s global potential.

Supporting education

ARM’s support for education stretches from financial sponsorship of science/IT-related education initiatives, donations of redundant computer equipment to schools and education charities, working on extra-curricular engineering projects with school and college students and working on specific projects with students at management schools.

The Company supports the Engineering Education Scheme, Young Engineers and Young Enterprise. ARM’s University Programme directly engages with universities worldwide, designing course material, providing technical seminars, donating equipment and software and offering assistance to students. ARM has now engaged with universities in nearly every region of the world, including the EU, North and South America, Australia, China and Japan. With a growing demand in India for engineers, ARM has recently hired a program manager for the region. This reflects ARM’s commitment to help universities produce graduates with the necessary skills that its Partners need.

Supporting good causes

ARM encourages employees to support their local communities. Some are school governors, some mentor young people, some organize events to raise money, others support charities directly. In India, ARM employees have organized blood donor sessions. In the US, ARM employees have supported a variety of charitable organizations including those supporting sufferers of leukaemia and lymphoma, cancer, multiple sclerosis, diabetes and AIDS. The Company “doubles the efforts” of employees who raise money for approved charities by matching the funds they raise (with the exception of political donations or other non-approved causes). Charities supporting sufferers of heart disease, Alzheimers, colitis and Crohn’s disease, the Air Ambulance and the Samaritans have been some of the beneficiaries of this scheme.

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

Every effort is made to keep employees well informed about the Company and matters that affect them. This is achieved through both formal and informal communication methods across all offices worldwide and includes employee consultation groups in regions where they are culturally appropriate. The Company also carries out a regular, comprehensive global opinion survey to monitor employee views and to provide valuable input on how the Company operates. The Employee Assistance Programme helps staff and their families with issues such as care for children or elderly relatives, legal and health advice and stress or other counseling.

Equal opportunities

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

Benefits

Employees receive benefits including private medical/healthcare; health, travel and life insurance; pensions/401k plan; sabbaticals; flexible working; restricted shares under the employee equity plan and the opportunity to buy shares through savings schemes. The Company supports family friendly initiatives and offers a child care voucher scheme for UK tax payers. Flexible working arrangements are available for all employees, regardless of whether they have children.

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

The Company’s UK offices are audited by the British Safety Council and as the UK legislative framework is seen as one of the most developed in the world, ARM has adopted this as a corporate standard in health and safety provision to all sites worldwide. To this end the British Safety Council was engaged to audit its two largest sites outside the UK in 2006, Sunnyvale, California and Bangalore, India. Building on the results of this, ARM has now developed a global internal audit system, which enables the implementation of a consistent programme of health and safety provision worldwide.

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

Business Continuity Planning

The Company has developed disaster recovery plans for all of its operations worldwide, regardless of their size, to enable business to continue should a serious event or incident occur. These plans are designed to protect the interests of ARM’s stakeholders – people, property and other assets and to provide facilities and infrastructure to reinstate business operations as quickly as possible after the event.

Going concern

After reviewing the 2008 budget and longer term plans, the directors are satisfied that, at the time of approving the financial statements, it is appropriate to adopt the going concern basis in preparing the financial statements of the Company.

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

UK Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing those financial statements, the directors, are required to:

•	Select suitable accounting policies and then apply them consistently;

•	Make judgments and estimates that are reasonable and prudent;

•	State whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

•	Prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the Company will continue in business.

The directors confirm that they have complied with the above requirements in preparing the financial statements. The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for the system of internal control , for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

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

Remuneration policy

The remuneration committee, in its deliberations on the remuneration policy for the Company’s directors, seeks to give full consideration to the principles set out in the Combined Code. The committee is able to consider corporate performance on environmental, social and corporate governance issues when setting the remuneration of executive directors.  The committee also monitors developments in the accounting for equity-based remuneration on an ongoing basis.

The Company operates a remuneration policy and framework for executive directors designed to ensure that it attracts and retains the high-quality management skills necessary to achieve a high level of corporate performance, in line with the best interests of shareholders. This policy seeks to provide rewards and incentives for the remuneration of executive directors that reflect their performance and align with the objectives of the Company. These comprise a mix of performance-related and non-performance-related remuneration. The committee believes that a director’s total remuneration should seek to recognize his worth in the external market and, to this end, operates a policy of paying base salaries which are in line with the market median, as part of a total remuneration package which is upper quartile . The committee believes that this is justified, recognizing that more than 50% of total potential remuneration is performance-related. The committee obtains information about the external market from various independently published surveys and is committed to benchmarking the total remuneration package.

The nature of the Company’s development has meant that there has been a good deal of focus on the attainment of short-term objectives with a high level of variable remuneration. From 2007 onwards, variable remuneration consists of two performance-related elements, annual bonus and a conditional award under the Long Term Incentive Plan. A shareholding guideline is in place for executive directors and certain senior managers who are required to build up a holding of shares in the Company over a period of five years. The shareholdings may be built up of shares received under the Company’s share option schemes and/or the Long Term Incentive Plan and/or the Deferred Annual Bonus Plan and, in the case of executive directors, the required holding is 100% of basic salary.

Incentive arrangements

The remuneration committee aims to ensure that individuals are fairly rewarded for their contribution to the success of the Company. The various incentive schemes that comprise the remuneration packages of executive directors and senior managers are described below:

Deferred Annual Bonus Plan

There is a strong bonus element to executive directors’ remuneration and a bonus of up to 125% of base salary (after application of a personal performance multiplier which flexes the payment by 0.75 to 1.25), can be earned through the Deferred Annual Bonus Plan (“DAB”) if all targets are met. The personal performance multiplier depends on achievement of pre-determined objectives which are reviewed and approved by the remuneration committee each year.  These include key strategic objectives related to each director’s role and responsibilities including compliance with the Management Charter, which is designed to foster employee development, understanding of the overall vision and strategy of the Company and good governance.

There is compulsory deferral into shares of 50% of the bonus earned and an opportunity to earn an equity match of up to 2:1, subject to achievement of an EPS performance condition. Deferred shares and any matching shares earned will normally be transferred three years from the date of award. Payment of bonus for 2007 was subject to the achievement of US$ revenue and EPS targets set by the remuneration committee, which were directly related to the Company’s financial results. The bonuses payable to executive directors in respect of performance during 2007 are shown in the table under “ — Compensation — Directors’ emoluments”, above, and are in the range 39.1% to 40.8% of base salary, 50% of which was compulsorily deferred into shares. At EPS growth equal to the increase in the Consumer Prices Index (“CPI”) plus 4% per annum, the deferred shares will be matched on a 0.3:1 basis, rising to 2:1 when EPS growth is in excess of CPI plus 12% per annum.  The deferred shares can be forfeited in the event of gross misconduct and the matching shares are subject to forfeiture for “bad leavers”.

For 2008, 50% of bonus is dependent on achieving a US$ revenue target and 50% on achieving a normalized operating profit target, which the committee believes have been set at challenging but motivational levels.  These targets are directly related to the Company’s financial results and encourage achievement of the Company’s short term financial goals, while the deferral and matching elements encourage a longer term view of the success of the Company. Maximum bonus is 125% of base salary depending on the personal performance multiplier described above.

Employee Equity Plan

The Employee Equity Plan, approved at the 2006 AGM, operated for 2007 in place of the Employee Share Option Schemes. The introduction of this plan reflected the shift in market practice away from options and towards free shares. However, to enable the Company to respond to any future changes in market conditions, this plan provides the flexibility to grant either shares or options, with a “currency conversion” between the two to ensure that awards are of a similar value to employees and a similar cost to the Company. Under this plan free shares (or, in exceptional circumstances only, options) are granted to employees on an annual basis up to a limit set for each grade and equivalent to grant values under the former Executive Share Option Scheme. In the three major employing countries and other countries as may be appropriate, the Employee Equity Plan may involve the use of government approved plans to deliver awards in a tax efficient manner. The Employee Equity Plan has three related overseas sub-plans, the French sub-plan, the USA sub-plan and the Indian sub-plan which are substantially the same as the Employee Equity Plan except that they have been structured to take account of local requirements and tax benefits for employees applicable in the France, the United States and India.

U.S. Employee Stock Purchase Plan

The U.S. Employee Stock Purchase Plan (“ESPP”) approved at the 2006 AGM was operated in 2006 in place of the Savings Related Plan. All employees and executive directors of designated subsidiary companies are eligible to participate in offerings under the ESPP except where prohibited by law and subject to the employee or director having been employed by a designated subsidiary for at least six months (or shorter period specified by the share schemes committee). Each offering will be for a period of between 6 and 24 months. During an offering period participating employees will have deductions made from their post tax salaries which will be retained by the Company or relevant designated subsidiary. The deductions will be for a whole percentage of the participating employee’s gross pay (before tax and social security) subject to a maximum deduction of 10% of gross pay.

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

Existing option schemes

The grant of options under the existing share option schemes ceased once the Deferred Annual Bonus Plan and the Employee Equity Plan were approved by shareholders at the 2006 AGM. These plans have the facility for option grants to be made, but this will be done only in exceptional circumstances. In line with practice among the Company’s peers in the technology sector, there are generally no performance conditions attached to the issue or exercise of discretionary options under the existing schemes, except for those issued to executive directors where performance conditions based on real EPS growth apply. Share options issued to executive directors prior to their appointment to the board of the Company do not have performance conditions attached to them. However, discretionary options issued to executive directors after their appointment to the board of the Company have performance conditions attached to them. These discretionary options will vest after seven years, but may vest after three years from grant if the performance conditions are satisfied.

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

Each of the executive officers has the right to participate in relation to existing grants in the various share option schemes and plans described below (other than the Incentive Stock Option Plan, the Savings Related Plan and the Employee Stock Purchase Plan, which are designed for employees in the United States). The grant of options under the existing share option schemes and plans ceased once the  Deferred Annual Bonus Plan and the new Employee Equity Plan were approved by shareholders at the 2006 AGM. Executive officers still have the right to participate in the Save as You Earn (“SAYE”) Scheme except Simon Segars, who is currently based in the United States and has the right to participate in the Employee Stock Purchase Plan.

Although eligible for the Employee Equity Plan, it is not currently envisaged that the executive officers will participate in this plan which is designed for employees who do not participate in the Deferred Annual Bonus Plan.

Non-executive Directors

During 2007, the Chairmen of the audit and remuneration committees and the senior independent director each received a total fee of £41,000 per annum and the other non-executive directors each received a total fee of £36,000 per annum. These fees were arrived at by reference to fees paid by other companies of similar size and complexity, and reflected the amount of time non-executive directors were expected to devote to the Company’s activities during the year, which is between 10 to 15 working days a year. The remuneration of the non-executive directors is set by the executive directors and their term of appointment is three years. Fees paid to non-executive directors are reviewed annually.

Non-executive directors do not have service contracts, are not eligible to participate in bonus or share incentive arrangements and their service does not qualify for pension purposes or other benefits. No element of their fees is performance-related. Share options held by Lucio Lanza were granted prior to the Company’s acquisition of Artisan.

EMPLOYEES

At December 31, 2007, the Company had 1,728 full-time employees, including 523 in the United States where Simon Segars is President of ARM, Inc., 36 in Japan where Takafumi Nishijima is president of ARM KK, 12 in South Korea, where Young Sub Kim is president of ARM Korea Limited, 9 in Taiwan, where Philip Lu is Chairman of ARM Taiwan Limited, 16 in P.R. China where Jun Tan is Director of ARM Consulting (Shanghai) Co. Ltd, and 292 in India where Anil Gupta is Managing Director of ARM Embedded Technologies Pvt. Limited.

The table below sets forth the number of Company employees by function and by location at year end for the periods indicated:

	Year ended December 31,
	2005	2006	2007
Total	1,324	1,659	1,728
Function
Research and Development	846	1,083	1,195
Marketing and Sales	297	337	313
Finance and Administration	181	239	220
Location
Europe	683	824	840
United States	481	582	523
Far East and India	160	253	365

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

SHARE OWNERSHIP

The following table sets forth, as of March 21, 2008, certain information as to the shares and outstanding options to subscribe for shares held by (i) each executive officer and director of the Company holding options and (ii) all executive officers and directors of the Company, as a group. As of March 21, 2008, there were 1,344,055,696 shares outstanding and options with respect to 55,889,584 underlying shares are exercisable and 1,444,196 RSUs expected to vest within 60 days of March 28, 2008.

Name	Beneficial Ownership Number(2)	Beneficial Ownership Percentage	Number of Shares underlying options(1)	Weighted average exercise price (per Share)(1)	Exercise prices and Expiration dates
Tudor Brown	3,286,953	0.24%	1,958,636	£0.99	(3)
Doug Dunn	48,000	less than 0.01%	—	—	—
Warren East	1,846,037	0.14%	1,740,578	£1.38	(4)
Mike Inglis	1,077,233	0.08%	1,230,285	£1.37	(5)
Lucio Lanza	1,578,552	0.12%	301,261	£0.60	(9)
Mike Muller	2,694,550	0.20%	1,104,463	£1.32	(6)
Kathleen O’Donovan	—	—	—	—	(10)
Philip Rowley	50,000	less than 0.01%	—	—	—
John Scarisbrick	10,800	less than 0.01%	—	—	—
Tim Score	1,294,332	0.10%	1,483,849	£1.38	(7)
Jeremy Scudamore	125,000	0.01%	—	—	—
Simon Segars	938,410	0.07%	1,067,355	£1.25	(8)
Young Sohn	159,000	0.01%			(11)
All current directors and senior management as a group (13 persons)	13,108,867	0.97%	8,886,427	£1.24	—

_________________________

(1)	Adjusted to reflect 5 for 1 share split in the Company’s ordinary shares which took place in April 2000 and for the 4 for 1 share split in April 1999 where applicable.

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

(3)
Options to subscribe for 3,736 shares at £6.155 per share expire on May 21, 2010, options to subscribe for 2,091 shares at £3.35 per share expire on May 13, 2011, options to subscribe for 22,909 shares at £3.35 per share expire on May 13, 2008, options to subscribe for 50,000 shares at £2.465 per share expire on April 19, 2009, options to subscribe for 731,428 shares at £0.4375 per share expire on January 30, 2010, options to subscribe for 320,000 shares at £1.25 per share expire on January 30, 2011, options to subscribe for 436,019 shares at £1.055 per share expire on February 4, 2012 and options to subscribe for 392,453 shares at £1.325 per share expire on February 1, 2013.

(4)
Options to subscribe for 8,480 shares at £1.224 per share expire on March 10, 2009, options to subscribe for 3,187 shares at £6.155 per share expire on May 21, 2010, options to subscribe for 62,909 shares at £3.815 per share expire on May 22, 2008, options to subscribe for 100,000 shares at £2.465 per share expire on April 19, 2009, options to subscribe for 400,000 shares at £1.25 per share expire on January 30, 2011, options to subscribe for 592,417 shares at £1.055 per share expire on February 4, 2012 and options to subscribe for 573,585 shares at £1.325 per share expire on February 1, 2013.

(5)
Options to subscribe for 223,515 shares at £2.1475 per share expire on May 26, 2009, options to subscribe for 288,000 shares at £1.25 per share expire on January 30, 2011, options to subscribe for 379,147 shares at £1.055 per share expire on February 4, 2012 and options to subscribe for 339,623 shares at £1.325 per share expire on February 1, 2013.

(6)
Options to subscribe for 3,736 shares at £6.155 per share expire on May 21, 2010, options to subscribe for 2,091 shares at £3.35 per share expire on May 13, 2011 and options to subscribe for 22,909 shares at £3.35 per share expire on May 13, 2008, options to subscribe for 50,000 shares at £2.465 per share expire on April 19, 2009, options to subscribe for 288,000 shares at £1.25 per share expire on January 30, 2011, options to subscribe for 398,104 shares at £1.055 per share expire on February 4, 2012 and options to subscribe for 339,623 shares at £1.325 per share expire on February 1, 2013.

(7)
Options to subscribe for 206,896 shares at £2.465 per share expire on April 19, 2009, options to subscribe for 320,000 shares at £1.25 per share expire on January 30, 2011, options to subscribe for 473,934 shares at £1.055 per share expire on February 4, 2012 and options to subscribe for 483,019 shares at £1.325 per share expire on February 1, 2013.

(8)
Options to subscribe for 6,792 shares at £3.35 per share expire on May 13, 2011, options to subscribe for 33,208 shares at £3.35 per share expire on May 13, 2008, options to subscribe for 40,000 shares at £2.465 per share expire on April 18, 2009, options to subscribe for 105,142 shares at £0.4375 per share expire on January 30, 2010, options to subscribe for 224,000 shares at £1.25 per share expire on January 29, 2011, options to subscribe for 341,232 shares at £1.055 per share expire on February 4, 2012 and options to subscribe for 316,981 shares at £1.325 per share expire on February 1, 2013.

(9)
Options to subscribe for 89,912 shares at £0.57 per share expire on February 16, 2010, options to subscribe for 7,498 shares at £0.22 per share expire on April 15, 2011, options to subscribe for 26,236 shares at £0.44 per share expire on February 6, 2012 and options to subscribe for 177,615 shares at £0.66 per share expire on March 10, 2014.

(10)	Kathleen O’Donovan was appointed to the board on December 7, 2006.

(11)	Young Sohn was appointed to the board on April 2, 2007.

Share Option Schemes and Plans

The Company operates the following share option schemes and plans under which employees may acquire shares: the new Deferred Annual Bonus Plan, the new Employee Equity Plan and the U.S. Employee Stock Purchase Plan. For a description of these plans, please see “—Board Practices—Incentive Arrangements” above.

During 2007, the Company operated the ARM Holdings plc Deferred Annual Bonus Plan (the “Deferred Annual Bonus Plan”), ARM Holdings plc Employee Equity Plan, (the “Employee Equity Plan”), the ARM Holdings plc Executive Share Option Scheme (the “Executive Scheme”), the ARM Holdings plc Unapproved Share Option Scheme (the “Unapproved Scheme”), the Long Term Incentive Plan (“LTIP”), the ARM Holdings plc Unapproved Share Option Scheme French Operation (the “French Scheme”), the ARM Holdings plc Unapproved Share Option Scheme Belgian Operation (the “Belgian Scheme”) the ARM Holdings plc Savings Related Share Option Scheme (the “Save As Your Earn Scheme” or “SAYE Scheme”), the ARM Holdings plc Stock Option Plan (the “US Incentive Stock Option Scheme” or “US ISO Scheme”) and the ARM Holdings plc Savings Related Share Option Plan (the “Savings Related Plan”) (together, the “Schemes and Plans”). Following the adoption of the Deferred Annual Bonus Plan and the Employee Equity Plan at the 2006 AGM, awards are no longer made pursuant to the Executive Scheme, the Unapproved Scheme, the French Scheme, the Belgian Scheme and the US ISO Scheme, although existing grants of options under such schemes remain exercisable. See “—Board Practices—Incentive Arrangements” above. Upon the acquisition of Artisan in 2004, the Company assumed the share plans of Artisan, namely the 1993 Plan, the 1997 Plan, the 2000 Plan, the 2003 Plan, the Director Plan, the Executive Plan and the ND00 Plan. Following the acquisition of Artisan, the Artisan plans were closed to new grants. The Company has also established an employee trust and a Qualifying Employee Share Ownership Trust (“QUEST”). None of the benefits under the Schemes and Plans are pensionable. Options granted under the SAYE Scheme and the Savings Related Plan are at an option price equal to not less than 85% of the market value of the shares.

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

Long Term Incentive Plan

A Long Term Incentive Plan was approved by shareholders at the 2003 Annual General Meeting. Conditional share awards held by directors are as follows:

Director	Performance period ending December 31,	Award date	Market price at date of award £	As at January 1, 2007 Number	Conditional award Number	Vested Number	As at December 31, 2007 Number	Vesting date
Warren East	2006 2007 2008 2009	November 3, 2004 July 20, 2005 May 8 , 2006 February 8, 2007	1.005 1.165 1.365 1.280	248,756 268,240 278,388 –	– – – 308,594	(248,756)* – – –	– 268,240** 278,388 308,594	February 2007 February 2008 February 2009 February 2010
				795,384	308,594	(248,756)*	855,222
Tim Score	2006 2007 2008 2009	November 3, 2004 July 20, 2005 May 8 , 2006 February 8, 2007	1.005 1.165 1.365 1.280	199,005 214,592 234,432 –	– – – 261,719	(199,005)* – – –	– 214,592** 234,432 261,719	February 2007 February 2008 February 2009 February 2010
				648,029	261,719	(199,005)*	710,743
Tudor Brown	2006 2007 2008 2009	November 3, 2004 July 20, 2005 May 8 , 2006 February 8, 2007	1.005 1.165 1.365 1.280	199,005 197,425 190,476 –	– – – 214,844	(199,005)* – – –	– 197,425** 190,476 214,844	February 2007 February 2008 February 2009 February 2010
				586,906	214,844	(199,005)*	602,745
Mike Inglis	2006 2007 2008 2009	November 3, 2004 July 20, 2005 May 8 , 2006 February 8, 2007	1.005 1.165 1.365 1.280	179,104 171,674 164,835 –	– – – 187,500	(179,104)* – – –	– 171,674** 164,835 187,500	February 2007 February 2008 February 2009 February 2010
				515,613	187,500	(179,104)*	524,009
Mike Muller	2006 2007 2008 2009	November 3, 2004 July 20, 2005 May 8 , 2006 February 8, 2007	1.005 1.165 1.365 1.280	179,104 180,258 164,835 –	– – – 183,594	(179,104)* – – –	– 180,258** 164,835 183,594	February 2007 February 2008 February 2009 February 2010
				524,197	183,594	(179,104)*	528,687
Simon Segars	2006 2007 2008 2009	November 3, 2004 July 20, 2005 May 8 , 2006 February 8, 2007	1.005 1.165 1.365 1.280	149,254 154,506 153,846 –	– – – 179,688	(149,254)* – – –	– 154,506** 153,846 179,688	February 2007 February 2008 February 2009 February 2010
				457,606	179,688	(149,254)*	488,040
________________________
*	The performance conditions applicable to the 2004 conditional awards were not satisfied and these awards lapsed in January 2007.

**	The performance conditions applicable to the 2005 conditional awards were satisfied to the extent of 55% plus dividend shares as detailed below.

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

The performance conditions applicable to the conditional awards granted on July 20, 2005 were satisfied to the extent of 55% plus dividend shares which vested on February 8, 2008, as follows:

Director	Conditional award Number	Vested award Number	Dividend shares Number	Total award Number	Market value at vesting £
Warren East	268,240	147,532	3,525	151,057	143,504
Tim Score	214,592	118,026	2,820	120,846	114,804
Tudor Brown	197,425	108,584	2,594	111,178	105,619
Mike Muller	171,674	94,420	2,256	96,676	91,842
Mike Inglis	180,258	99,141	2,369	101,510	96,434
Simon Segars	154,506	84,979	2,030	87,009	82,659
TOTAL	1,186,695	652,682	15,594	668,276	634,862

The following awards over ordinary shares were made under the LTIP on February 8, 2008: Warren East 446,237; Tim Score 387,097; Tudor Brown 306,452; Mike Inglis 268,817; Mike Muller 263,441 and Simon Segars 268,817. The mid-market closing price of an ordinary share on the date of these conditional awards was 95 pence.

The Deferred Annual Bonus Plan

There is a compulsory deferral of 50% of the annual bonus earned by executive directors in the year. Half of the bonus is settled in cash and the deferred element will be settled in shares after three years. The following share awards were made on February 8, 2008 in respect of the deferred proportion of the 2007 bonus: Warren East 82,043; Tim Score 69,581; Tudor Brown 54,739; Mike Inglis 48,810; Mike Muller 48,810 and Simon Segars 47,772.

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

As at December 31, 2007, the trust held 1,201,434 shares (nominal value £601) with a market value of £ 1,490,000 and at December 31, 2006, the trust held 1,201,434 shares (nominal value £601) with a market value of £1,511,000. All costs relating to the scheme are dealt with in the profit and loss account as they accrue and the trust has waived the right to receive dividends of over and above 0.01 pence per share on all shares held.

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

ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth certain information as at March 21, 2008, with respect to each person who is known by the Company to be the beneficial owner of more than 3% of outstanding shares.

Beneficial ownership is determined in accordance with the rules of the US Securities and Exchange Commission and includes voting or investment power with respect to the securities. As at February 28, 2008, the number of our shares held in the US in the form of ordinary shares or ADSs amounts to approximately 58% of our total outstanding share capital. There are 379 holders on record of our shares in the US. We believe that the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The shareholders listed below have the same voting rights as our other shareholders. As far as the Company is aware, it is neither directly nor indirectly owned or controlled by one or more corporations or by any government.

As at March 21, 2008, which is the most recent practicable date prior to the date of this annual report, except as noted below, we are not aware of:

•	any arrangements that might lead to a change in control of our business;

•	any person who is interested in 3% or more of our capital; or

•	any person who can, will or could directly or indirectly, jointly or severally, exercise control over us.

Name	Shares Beneficially Owned (Number)	Percent
Janus Capital Corporation	170,128,633	13.37%
Fidelity Investments	110,418,080	8.63%
Thornburg Investment Management	96,296,541	7.57%
Capital Group Companies	76,327,160	5.96%
Invesco	67,001,300	5.23%
Wellington Management Company	63,857,117	5.02%
Legal & General Investment Management	52,695,881	4.01%

RELATED PARTY TRANSACTIONS

During the year, the Company paid royalty fees of £81,000 (2006: £124,000; 2005: £33,000) and made cross-license payments of £nil (2006: £nil; 2005: £26,000) to Superscape Group plc (“Superscape”), a company in which Mike Inglis, an executive director of ARM, was a non-executive director during the year.  Amounts owed to Superscape at December 31, 2007 and 2006 were £nil.  In addition, in 2007, the Company received royalty fees of £14,000 (2006: £19,000; 2005: £2,000) and license fees of £nil (2006: £nil; 2005: £11,000) from Superscape.  At December 31, 2007, £nil (2006: £17,000) was owed by Superscape.

Also in 2007, the Company received license fees of £4,000 (2006: £3,085,000; 2005: £321,000), support and maintenance income of £32,000 (2006: £37,000; 2005: £37,000) and evaluation tools fees of £123,000 (2006: £82,000; 2005: £17,000) from CSR plc, a company in which John Scarisbrick, a non-executive of ARM, was an executive director during the year.  Amounts owed by CSR at December 31, 2007 were £31,000 (2006: £14,000).

During 2007, the Company received funding for SOI technology development of £1,507,000 (2006: £319,000; 2005: £nil) from SOI TEC Silicon On Insulator Technologies SA (“Soitec”).  Furthermore, the Company paid £181,000 (2006: £nil; 2005: £nil) to Soitec during the year in relation to license income from the two parties’ ongoing collaborative agreement to develop SOI technology. Soitec is an SOI IP company in which Doug Dunn, Company Chairman, is a non-executive director. At December 31, 2007, £nil (2006: £383,000) is owed by Soitec.  Amounts owed to Soitec at December 31, 2007 and 2006 were £nil.

ITEM 8.         FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated financial statements are set forth under “Item 18. Financial Statements.”

LEGAL PROCEEDINGS

ARM’s license agreements with its licensees often include provisions which, subject to the satisfaction of certain conditions, require ARM to indemnify its licensees if the licensed technology infringes the intellectual property rights of a third party. The following proceeding in which products incorporating ARM’s processor designs have been accused of patent infringement, is subject to such indemnification provisions.

Nazomi In May 2002, Nazomi Communications, Inc. (“Nazomi”) filed suit against ARM alleging willful infringement of US Patent No. 6,332,215. ARM answered the complaint in July 2002 denying infringement. Following an original ruling in ARM’s favour, Nazomi appealed and received a supplementary “Markman” hearing in 2005 that resulted in a decision that supported the original ruling. On February 13, 2007, Nazomi again appealed and, on February 21, 2008, the Court of Appeals for the Federal Circuit upheld the District Court’s claim construction and affirmed the District Court’s grant of summary judgment in favour of ARM. The period for any further appeal by Nazomi has now passed and accordingly this litigation is now concluded with judgment in favour of ARM.

Technology Properties Limited, Inc. In October 2005, Technology Properties Limited, Inc. (“TPL”) filed suit, in the United States District Court for the Eastern District of Texas (Marshall Division), against certain companies in the Fujitsu,

Matsushita. NEC and Toshiba groups of companies alleging infringement of TPL’s US Patents Nos. 5,809,336; 5,784,584 and 6,598,148 (the “Litigation”). All of the defendants are licensees of various ARM technologies. It was revealed as part of the preliminary infringement contentions in the Litigation, filed in July 2006, that certain ARM technology is alleged to infringe a single claim in US Patent No 5,784,584 (the “`584 Patent”). In September 2006, ARM filed a motion to intervene in the Litigation and that motion has been granted. ARM is now a defendant party in the Litigation. The claim construction (or “Markman”) hearing took place in May 2007. Based on the claim construction delivered by the District Court, TPL filed a motion stipulating that the accused ARM technology does not infringe the ‘584 Patent with a request that final judgement be entered to that effect.  TPL subsequently filed notice to appeal the claim construction to the Court of Appeals for the Federal Circuit. Based on independent legal advice, ARM is confident that the Court of Appeals will uphold the claim construction ruling delivered by the District Court.

ARM does not expect any significant liability in respect of these claims.

DIVIDEND DISTRIBUTION POLICY

The directors recommend payment of a final dividend in respect of 2007 of 1.2 pence per share which, taken together with the interim dividend of 0.8 pence per share paid in October 2007, gives a total dividend in respect of 2007 of 2.0 pence per share, an increase of 100% over the 1.0 pence per share in 2006. Subject to shareholder approval, the final dividend will be paid on May 21, 2008 to shareholders on the register on May 2, 2008.

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

The following table sets forth, for the periods indicated, the high and low sales price of the ordinary shares reported on the London Stock Exchange:

	Price per Share
	High	Low
Annual prices:
2003	£1.36	£0.43
2004	1.45	0.79
2005	1.27	0.94
2006	1.42	0.99
2007	1.65	1.18
Quarterly prices:
2006:
First Quarter	1.42	1.20
Second Quarter	1.42	1.03

	Price per Share
	High	Low

Third Quarter	1.24	0.99
Fourth Quarter	1.26	1.04
2007:
First Quarter	1.37	1.18
Second Quarter	1.48	1.30
Third Quarter	1.65	1.34
Fourth Quarter	1.60	1.19
2008:
First Quarter (through March 28)	1.26	0.78
Monthly prices:
October 2007	1.60	1.38
November 2007	1.50	1.21
December 2007	1.35	1.19
January 2008	1.26	0.97
February 2008	1.22	0.90
March 2008 (through March 28)	0.92	0.78

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

	Price per ADS
	High	Low
Annual prices:
2003	$6.94	$2.25
2004	7.80	4.27
2005	6.79	5.38
2006	7.78	5.41
2007	10.07	6.92
Quarterly prices:
2006:
First Quarter	7.48	6.24
Second Quarter	7.78	5.66
Third Quarter	6.93	5.41
Fourth Quarter	7.40	6.18
2007:
First Quarter	8.07	6.92
Second Quarter	8.84	7.53
Third Quarter	10.07	8.02
Fourth Quarter	9.69	7.20
2008:
First Quarter (through March 28)	7.58	4.78
Monthly prices:
October 2007	9.69	8.76
November 2007	9.20	7.56
December 2007	8.24	7.20
January 2008	7.58	6.02
February 2008	7.31	5.39
March 2008 (through March 28)	5.53	4.78

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

Independent Directors

The Company complies, and complied throughout 2007, with the UK Combined Code 2006, with the exception only that the board did not comprise a majority of independent non-executive directors throughout the year. The board currently comprises six executive directors, six independent non-executive directors and the Chairman. The board has considered the overall balance between executive and non-executive directors and believes that the number of executive directors is fully justified by the contribution made by each of them. To increase the size of the board further to meet this particular provision is not considered appropriate.

Nomination of Directors. Nasdaq listing standards require that nominees to a company’s board of directors be selected, or recommended for the board’s selection, either by a majority of the company’s independent directors or by a nominations committee comprised solely of independent directors. The nomination committee leads the process for board appointments and makes recommendations to the board in relation to new appointments of executive and non-executive directors and on board composition and balance. It is chaired by Doug Dunn, Chairman of the Board of Directors, and the other members are John Scarisbrick and Lucio Lanza. In accordance with the UK Combined Code 2006, the Chairman of the Board of Directors is not considered independent.

Shareholder Approval

Stock option plans. Nasdaq listing standards require listed companies to obtain shareholder approval before a stock option or purchase plan is established or materially amended or other equity compensation arrangement is made pursuant to which stock may be acquired by officers, directors, employees or consultants of the Company, subject to certain exceptions. The Company’s directors may amend the Schemes and Plans, except that any amendment relating to the identity of optionholders, the limitations on their benefits, the number of shares which may be issued under the Schemes and Plans, the basis for determining an optionholder’s entitlement to shares (other than provided for in accordance with the rules) or the adjustment of rights for optionholders in the event of a variation in share capital may not be made to the advantage of optionholders without prior approval of the shareholders of the Company in general meeting, except for minor amendments relating to tax and administrative matters. Amendments to the UK Approved Executive Scheme and the SAYE Scheme are subject to the prior approval of the UK Inland Revenue, while they are to retain their approved status.

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

Quorum

Nasdaq rules require that the quorum for any meeting of shareholders must not be less than 331/3% of the outstanding shares of a company’s commerce voting stock. We comply with the relevant quorum standards applicable to companies in the United Kingdom, as set forth in our Memorandum and Articles of Association summarized below.

Independent Review by Regulatory Body

The Company’s auditors are registered with the US Public Company Accounting Oversight Board and, therefore, are subject to its inspection regime.

MEMORANDUM AND ARTICLES OF ASSOCIATION

The following summarizes certain rights of holders of shares. The following summary does not purport to be complete and is qualified in its entirety by reference to the Memorandum and Articles of Association of the Company, a copy of which has been filed as an exhibit hereto. At the Annual General Meeting of the Company to be held on May 13, 2008, a resolution will be proposed  seeking authority from shareholders to update the Company’s Articles of Association primarily to take account of changes in UK company law brought about by the Companies Act 2006.  The principal change is in relation to conflicts of interest and, in addition amendments have been made to reflect the fact that the concept of extraordinary resolutions has not been retained under the Companies Act 2006.  These changes are described in more detail in the Circular and Notice of Annual General Meeting 2008.

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

The directors may in their absolute discretion and without assigning any reason therefore refuse to register any transfer of shares (not being fully paid shares) which are in certificated form provided that, where such shares are admitted to the Official List maintained by the UK Listing Authority, such discretion may not be exercised in such a way as to prevent dealings in the shares of that class on a proper and open basis. The directors may also refuse to register an allotment or transfer of shares (whether fully paid or not) to more than four persons jointly. The directors may also refuse to register a transfer of shares which are in certificated form unless the instrument of transfer is both (i) in respect of only one class of shares, and (ii) lodged at the transfer office accompanied by the relevant share certificate(s) and such other evidence as the directors may reasonably require to show the right of the transferor to make such transfer. The registration of transfers may be suspended at such times and for such periods (not exceeding 30 days in any year) as the directors may from time to time determine and either generally or in respect of any class of shares, except that, in the case of shares held in the CREST settlement system, the registration of transfers shall not be suspended without the consent of CRESTCo Limited, the operator of the CREST settlement system.

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

The following resolution was passed at the 2007 AGM:

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

The following resolution is proposed for approval by shareholders at the 2008 AGM:

That the Company be and is hereby unconditionally and generally authorized for the purpose of Section 166 of the UK Companies Act 1985 to make market purchases (as defined in Section 163 of that Act) of ordinary shares of 0.05 pence each in the capital of the Company provided that:

(a)	the maximum number of shares which may be purchased is 127,134,000;

(b)	the minimum price which may be paid for each share is 0.05 pence;

(c)
the maximum price (excluding expenses) which may be paid for any ordinary share is an amount equal to 105% of the average of the middle-market quotations of the Company’s ordinary shares as derived from the Official List of the London Stock Exchange plc for the five business days immediately preceding the day on which such share is contracted to be purchased; and

(d)
this authority shall expire at the conclusion of the AGM of the Company held in 2009 or, if earlier, August 13, 2009 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

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

The service contracts for each of, Mr. East, Mr. Muller, Mr. Brown, Mr. Score, Mr. Inglis and Mr. Segars all of whom served as directors during the financial year, are as described above. Mr. East’s contract is dated January 29, 2001, Mr. Muller’s contract is dated January 31, 1996, Mr. Brown’s contract is dated April 3, 1996, Mr. Score’s contract is dated March 1, 2002, Mr. Inglis’s contract is dated July 17, 2002 and Mr. Segars’ contract is dated January 4, 2005.

EXCHANGE CONTROLS

There are currently no government laws, decrees or regulations in the United Kingdom that restrict the export or import of capital, including, but not limited to, UK foreign exchange controls on the payment of dividends, interest or other payments to non-resident holders of the shares.

TAXATION

The following is a discussion of certain US federal and UK tax consequences of the ownership and disposition of shares or ADSs by a beneficial owner of shares or ADSs evidenced by ADRs that is (i) a citizen or resident of the United States, a corporation or other entity taxable as a corporation, created or organized under the laws of the United States or any political subdivision thereof, or an estate or trust the income of which is subject to US federal income tax regardless of its source, and (ii) that owns such shares or ADSs evidenced by ADRs as capital assets (a “US Holder”).

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

Subject to the passive foreign investment company (“PFIC”) rules described below, distributions paid on ADSs or shares, other than certain pro rata distributions of shares, will be treated as a dividend to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under US federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under US federal income tax principles, it is expected that distributions generally will be reported to US Holders as dividends. Dividends paid in pounds sterling will be included in a US Holder’s income, in a US dollar amount calculated by reference to the exchange rate in effect on the date that the depositary, in the case of ADSs, or US Holder, in the case of shares, actually or constructively receives the dividend, regardless of whether the payment is in fact converted into US dollars on such date. If the dividend is converted into US dollars on the date of receipt, a US Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A US Holder may have foreign currency gain or loss if such holder does not convert the amount of such dividend into US dollars on the date of its receipt.

Subject to applicable limitations and the discussion above regarding concerns expressed by the US Treasury, dividends paid to certain non-corporate US Holders in taxable years beginning before January 1, 2011 will be taxable at a maximum rate of 15%. US Holders should consult their own tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of the dividend will not be eligible for the dividends received deduction generally allowed to US corporations under the Internal Revenue Code.

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

Subject to the PFIC rules discussed below, a US Holder will generally recognize capital gain or loss for US federal income tax purposes on the sale or exchange of the shares or ADSs in the same manner as such holder would on the sale or exchange of any other shares held as capital assets. As a result, a US Holder will generally recognize capital gain or loss for US federal income tax purposes equal to the difference between the US dollar amount realized and such holder’s adjusted tax basis in the shares or ADSs, and this gain or loss be long-term capital gains or loss if the US Holder held the shares of ADSs for more than one year. The gain or loss will generally be US source income or loss for foreign tax credit purposes. US Holders should consult their own tax advisers about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

A US Holder who is liable for both UK and US tax on a gain recognized on the sale or exchange of a share or ADS will generally be entitled, subject to certain limitations and subject to the discussion above regarding concerns expressed by the US Treasury, to credit the UK tax against its US federal income tax liability in respect of such gain.

PFIC Rules

The Company believes that it was not a PFIC for US federal income tax purposes for 2007. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time, which may be largely based upon the market value of its shares, which will vary over time and may be especially volatile in a technology-related enterprise such as the Company, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a US Holder held shares or ADSs, certain adverse consequences could apply to the US Holder.

If the Company is treated as a PFIC for any taxable year during a US Holder’s holding period for the shares or ADSs, gain recognized by such US Holder on a sale or other disposition of the share or ADS would be allocated ratably over the US Holder’s holding period for the share or ADS. The amounts allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or ordinary shares in excess of 125% of the average of the annual distributions on ADSs or ordinary shares received by the US Holder during the preceding three years or the US Holder’s holding period, whichever if shorter, would be subject to taxation in the manner just described for gains. Certain elections may be available to US persons that would result in alternative treatments (such as a mark-to-market treatment) of the shares or ADSs.  US Holders should consult their tax advisers to determine whether any such elections are available and, if so, what the consequences of the alternative treatments would be in those holders’ particular circumstances.

In addition, if the Company were to be treated as a PFIC in a taxable year in which it pays a dividend or the prior taxable year, the 15% dividend rate discussed above applicable to dividends paid to certain non-corporate US Holders, would not apply. US Holders should consult their tax advisers concerning the potential application of the PFIC rules to their ownership and disposition of the shares and ADSs.

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

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain US-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) they are received by a corporation or other exempt recipient or (ii) in the case of backup withholding, the recipient provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

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

ITEM 11.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN CURRENCY EXCHANGE RATE RISK

The Company’s earnings and liquidity are affected by fluctuations in foreign currency exchange rates, principally the US dollar rate, as most of the Company’s revenues and cash receipts are denominated in US dollars while a high proportion of its costs are in sterling.

The Company reduces this US dollar/sterling risk where possible by currency hedging. Due to the high value and timing of receipts on individual licenses and the requirement to settle certain expenses in US dollars, the Company reviews its foreign exchange exposure on a transaction-by-transaction basis. It then hedges this exposure using forward contracts for the sale of US dollars, which are negotiated with major UK clearing banks. The average size of each forward contract was $4.3 million in 2005, $3.9 million in 2006 and $4.2 million in 2007. The Company also uses currency options as a further translation instrument for limited proportions of its dollar exposure. The fair values of the financial instruments outstanding at December 31, 2005, 2006 and 2007 are disclosed in Note 15 to the Consolidated Financial Statements. The settlement period of the forward contracts outstanding at December 31, 2007 was between January 8, 2008 and March 26, 2008. The settlement period of the option contracts outstanding at December 31, 2007 was between January 23, 2008 and January 5, 2009.

During the preceding fiscal year, the Company was exposed to foreign currency exchange risk inherent in its sales commitments, anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than sterling. ARM transacts business in approximately eight foreign currencies worldwide, of which the most significant to the Company’s operations were the US dollar, the Indian Rupee, the euro and the Japanese yen for 2007. Generally, the Company is a net receiver of US dollars, and therefore benefits from a weaker sterling and is adversely affected by a stronger sterling relative to the dollar. It is a net payer of other foreign currencies but at a significantly lower level than the US dollar receivables. The Company has performed a sensitivity analysis at December 31, 2007, 2006 and 2005, using a modeling technique that measures the changes in the fair values arising from a hypothetical 10% adverse movement in the levels of foreign currency exchange rates relative to sterling with all other variables held constant. The analysis covers all of the Company’s foreign currency contracts offset by the underlying exposures. The foreign currency exchange rates used were based on market rates in effect at December 31, 2007, 2006 and 2005. The sensitivity analysis indicated that a hypothetical 10% adverse movement in foreign currency exchange rates would result in a loss in the fair values of ARM’s foreign exchange derivative financial instruments, net of exposures, of £11.5 million at December 31, 2007 (2006: £8.9 million, 2005: £3.9 million).

INTEREST RATE RISK

At December 31, 2007, the Company had £54 million (2006: £128 million) of interest-bearing assets. At December 31, 2007, 79% (2006: 68%) of interest-bearing assets, comprising cash equivalents; short-term and long-term investments; short-term marketable securities; are at fixed rates and are therefore exposed to fair value interest rate risk. Floating rate cash earns interest based on relevant national LIBID equivalents and is therefore exposed to cash flow interest rate risk.

Other financial assets, such as available-for-sale investments, are not directly exposed to interest rate risk.

Whilst the Company had no borrowings at December 31, 2005, 2006, 2007, it did have limited level of borrowings during 2007. Had interest rates been 1% higher throughout the year, the increase in the Company’s interest payable would have been negligible. However, a 1% decrease in the average interest rate during the year would have reduced interest income by approximately £1.0 million and profit after tax by £0.7 million.

The Company has no derivative financial instruments to manage interest rate fluctuations in place at the year-end since it has no loan financing, and as such no hedge accounting is applied.

The Company’s cash flow is carefully monitored on a daily basis. Excess cash, considering expected future cash flows, is placed on either short-term or medium-term deposit to maximize the interest income thereon. Daily surpluses are swept into higher-interest earning accounts overnight. The Company manages its proportion of fixed-to-floating deposits based on the prevailing economic climate at the time (with reference to forward interest rates) and also on the required maturity of the deposits (as driven by the expected timing of the Company’s cash receipts and payments over the short-to medium-term).

ITEM 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.       CONTROLS AND PROCEDURES

Disclosure controls and procedures. As of December 31, 2007, the Company, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures. The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time specified in the rules and forms of the SEC and is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Management’s report on internal controls over financial reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, as amended. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the company;

•
Provide reasonable assurance that transaction are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that the Company’s internal control over financial reporting was effective as of December 31, 2007 based on those criteria.

The Company’s independent auditors, PricewaterhouseCoopers LLP, which audited the consolidated financial statements of the Company for the fiscal year ended December 31, 2007, have issued an audit report on the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2007; their report is included herein.

ITEM 16.           RESERVED

ITEM 16A.        AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Philip Rowley, an independent non-executive director and Chairman of the Company’s Audit Committee, is an audit committee financial expert for the purposes of the Sarbanes-Oxley Act of 2002. Kathleen O’Donovan, who was appointed to the board as an independent non-executive director in December 2006 and became a member of the Audit Committee in January 2007 is also qualified to be an audit committee financial expert.

ITEM 16B.        CODE OF ETHICS

The Company has in place a code of business conduct and ethics, which is applicable to all directors, officers and employees, including the Chief Executive Officer, Chief Financial Officer, Financial Controller and any person performing similar functions. The policy contains provisions relating to honest and ethical conduct (including the handling of conflicts of interest between personal and professional relationships), the preparation of full, fair, accurate, timely and understandable disclosure in reports and documents filed with the Securities and Exchange Commission and in other public communications made by the Company, compliance with applicable laws, rules and regulations, prompt internal reporting of violations of company policies, accountability for adherence to the policy and other matters. This policy is available on our website at www.arm.com and upon written request from ARM Holdings plc, 110 Fulbourn Road, Cambridge, CB1 9NJ, UK. Any amendment to or waiver from a provision of the policy relating to directors and executive officers will be promptly disclosed on the Company’s website.

ITEM 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

	2006	2007

	£’000

Audit Fees(1)	1,075	1,344
Audit-Related Fees(2)	113	100
Tax Fees(3)	861	302
All Other Fees(4)	56	76
_______________________
(1)
Audit fees include fees for services pursuant to section 404 of the Sarbanes-Oxley Act, being £533,000 in 2006 and £649,000 in 2007. Included within the 2007 costs are fees of £255,000 incurred in relation to the Group’s initial compliance with Section 404 of the Sarbanes-Oxley Act.

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

Fees to other major firms of accountants for non-audit services amounted to £1,449,000 (2006: £1,466,000).

ITEM 16D.        EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.        PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total number of Shares Purchased(1)(2)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Number of Shares that may yet be purchased under the Program
January 1, 2007 to January 31, 2007	—	—	—	80,028,500
February 1, 2007 to February 28, 2007	6,219,000	£1.30	6,219,000	73,809,500
March 1, 2007 to March 31, 2007	9,238,000	1.29	9,238,000	64,571,500
April 1, 2007 to April 30, 2007	1,000,000	1.38	1,000,000	63,571,500
May 1, 2007 to May 31, 2007	11,250,000	1.38	11,250,000	127,111,000
June 1, 2007 to June 30, 2007	6,112,240	1.38	6,112,240	120,998,760
July 1, 2007 to July 31, 2007	3,000,000	1.46	3,000,000	117,998,760
August 1, 2007 to August 31, 2007	14,488,120	1.44	14,488,120	103,510,640
September 1, 2007 to September 30, 2007	5,500,000	1.45	5,500,000	98,010,640
October 1, 2007 to October 31, 2007	2,000,000	1.46	2,000,000	96,010,640
November 1, 2007 to November 30, 2007	21,638,394	1.31	21,638,394	74,372,246
December 1, 2007 to December 31, 2007	14,079,794	1.29	14,079,794	60,292,452

_______________________
(1)
On July 19, 2005, the Company announced a rolling share repurchase program whereby a maximum number of shares, being 10% of issued share capital, may be purchased between Company AGMs (subject to shareholder approval, authority to purchase shares is renewed at each AGM). At the 2007 AGM, the shareholders authorized the repurchase of 133,361,000 shares during the period May 16, 2007 to May 13, 2008 (the date of the 2008 AGM). From May 16, 2007 to December 31, 2007, the Company repurchased 73,068,548 shares.

(2)
49,500,000 of the shares acquired by the Company in 2006, and a further 6,200,000 shares acquired in early 2007, were acquired at a time when the Company had insufficient distributable reserves (although sufficient distributable reserves were available in ARM Limited). The Company resolved the matter by cancelling the relevant shares by Court order. See Note 1 to the Consolidated Financial Statements.

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
_______________________

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

Dated: April 7, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of ARM Holdings plc

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows present fairly, in all material respects, the financial position of ARM Holdings plc and its subsidiaries at December 31, 2007 and December 31, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Controls over Financial Reporting.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which were integrated audits in 2007 and 2006).  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in footnote 1 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions and the costs related to employees’ sabbatical leave in 2007.

Also as discussed in footnote 1, in 2006 the Company changed the manner in which it accounts for share based compensation.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
London, United Kingdom
April 3, 2008

ARM Holdings plc

CONSOLIDATED STATEMENTS OF INCOME
(Year ended December 31)

	2005 £000		2006 £000		2007 £000
Revenues
Product revenues	217,711		247,194		242,726
Services revenues	14,728		16,060		16,434
Total revenues	232,439		263,254		259,160
Cost of revenues
Product costs	(21,754)		(24,156)		(21,475)
Service costs	(6,093)		(6,721)		(6,483)
Total cost of revenues	(27,847)		(30,877)		(27,958)
Gross profit	204,592		232,377		231,202
Operating expenses
Research and development	(61,633)		(75,498)		(72,744)
Sales and marketing	(36,234)		(44,198)		(46,393)
General and administrative	(41,082)		(48,643)		(49,964)
Restructuring costs	-		-		(1,037)
In-process research and development	(335)		(595)		-
Amortization of intangibles purchased through business combination	(17,391)		(18,423)		(18,226)
Total operating expenses	(156,675)		(187,357)		(188,364)
Income from operations	47,917		45,020		42,838
Interest, net	5,317		6,758		5,402
Profit on disposal of available-for-sale security	-		5,270		-
Income before income tax and cumulative effect of change in accounting policy	53,234		57,048		48,240
Provision for income taxes	(11,354)		(9,438)		(11,398)
Net income before cumulative effect of change in accounting policy	41,880		47,610		36,842
Cumulative effect of change in accounting policy, net of tax	-		(2,447)		-
Net income	41,880		45,163		36,842
Basic earnings (before cumulative effect of change in accounting policy) per common share	3.1	p	3.5	p	2.8	p
Basic earnings (after cumulative effect of change in accounting policy) per common share	3.1	p	3.3	p	2.8	p
Diluted earnings (before cumulative effect of change in accounting policy) per common share	2.9	p	3.4	p	2.7	p
Diluted earnings (after cumulative effect of change in accounting policy) per common share	2.9	p	3.2	p	2.7	p

All activities relate to continuing operations.

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Year ended December 31)
	2005 £000	2006 £000	2007 £000
Net income	41,880	45,163	36,842
Realized gain on available-for-sale security, net of tax of £850,000	-	(2,375)	-
Unrealized holding losses on available-for-sale securities, net of tax of £146,000 (2006: £477,000; 2005 £981,000)	(2,316)	(1,090)	(608)
Currency translation adjustment	58,561	(68,128)	(6,777)
Total comprehensive income/loss	98,125	(26,430)	29,457

CONSOLIDATED BALANCE SHEETS
(as of December 31)

	2006 £000	2007 £000
Assets
Current assets:
Cash and cash equivalents	90,743	49,509
Short-term investments	18,600	232
Marketable securities	19,151	1,582
Accounts receivable, net of allowances for doubtful debts of £1,504,000 (2006: £2,556,000) (see Note 10)	69,552	68,232
Inventory: finished goods	1,933	2,339
Income taxes receivable	5,761	6,552
Prepaid expenses and other assets	12,668	13,089
Investments	—	1,180

Total current assets	218,408	142,715
Deferred income taxes	9,872	11,309
Prepaid expenses and other assets	1,328	2,860
Property and equipment, net	13,970	12,042
Goodwill	349,243	344,663
Other intangible assets	56,027	39,375
Investments	3,855	3,701
Total assets	652,703	556,665

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	1,826	2,230
Income taxes payable	5,572	3,704
Personnel taxes	1,408	1,751
Accrued liabilities (see Note 11)	33,021	25,670
Deferred revenue	31,485	27,543
Total current liabilities	73,312	60,898
Deferred income taxes	4,744	2,027
Total liabilities	78,056	62,925

Commitments and contingencies (see Note 13).

Shareholders’ equity
Ordinary shares: £0.0005 par value; 2,200,000,000 authorized (2006: 2,200,000,000); 1,344,055,696 issued (2006: 1,389,907,834)	695	672
Additional paid-in capital	446,005	367,680
Treasury stock, at cost: 66,402,610 ordinary shares (2006: 50,701,434)	(58,245)	(90,000)
Retained earnings	197,874	234,455
Accumulated other comprehensive income:
Unrealized holding gain on available-for-sale securities, net of tax asset of £85,000 (2006: £231,000)	394	(214)
Cumulative translation adjustment	(12,076)	(18,853)
Total shareholders’ equity	574,647	493,740
Total liabilities and shareholders’ equity	652,703	556,665

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Year ended December 31)

	2005 £000	2006 £000	2007 £000
Cash flows from operating activities
Net income	41,880	45,163	36,842
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of tangible and intangible assets	28,060	25,812	25,939
Write-off in-process research and development	335	595	–
Profit on disposal of available-for-sale security	–	(5,270)	–
Stock option compensation	9,727	21,788	15,979
Excess tax benefits from share-based compensation	–	(3,682)	(2,546)
Provision for doubtful accounts	722	932	215
Provision for slow-moving inventories	22	65	247
Amount written off investments	337	–	1,162
Loss on disposal of property, plant and equipment	16	63	317
Changes in operating assets and liabilities:
Accounts receivable	(21,247)	(18,986)	260
Inventory	(519)	(508)	(653)
Prepaid expenses and other current assets	1,446	454	(2,647)
Accounts payable	(1,931)	(672)	404
Income taxes payable	(3,093)	(12,758)	(867)
Deferred revenue	(2,043)	11,071	(3,877)
Accrued liabilities and other creditors	(5,569)	2,056	(8,424)
Personnel taxes	(963)	(71)	343
Net cash provided by operating activities	47,180	66,052	62,694
Cash flows from investing activities:
Purchase of equipment	(5,956)	(7,476)	(4,093)
Purchase of leasehold improvements	(108)	(1,083)	(1,351)
Sale of equipment	37	31	–
Purchase of patent and licenses	–	–	(2,549)
Purchase of investments	(274)	(165)	(2,657)
Sale of investments/available-for-sale securities	96	5,567	–
(Purchase)/maturity of short-term investments	(569)	(4,926)	35,937
Purchase of subsidiaries and businesses, net of cash acquired	(20,304)	(17,270)	(3,357)
Net cash (used in)/provided by investing activities	(27,078)	(25,322)	21,930
Cash flows from financing activities:
Cash received on issue of new share capital on exercise of share options	13,083	2,106	5,509
Proceeds received on issuance of shares from treasury stock	838	15,754	13,383
Excess tax benefits from share-based compensation	–	3,682	2,546
Purchase of own shares	(16,211)	(76,519)	(128,561)
Payment of dividends	(10,436)	(12,367)	(18,547)
Net cash used in financing activities	(12,726)	(67,344)	(125,670)
Effect of foreign exchange on cash and cash equivalents	10,140	(10,720)	(188)
Net increase/(decrease) in cash and cash equivalents	17,516	(37,334)	(41,234)
Cash and cash equivalents at beginning of the period	110,561	128,077	90,743
Cash and cash equivalents at end of the period	128,077	90,743	49,509
Supplemental disclosure of cash flow information:
Cash paid for income taxes	14,447	21,147	12,265
Cash received on interest	5,444	6,636	5,607

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares						Accumulated other comprehensive income
	Number	Amount £000	Additional paid-in capital £000	Deferred compensation £000	Treasury stock £000	Retained earnings* £000	Unrealized holding gain £000	Cumulative translation adjustment £000	Total £000

Balances, December 31, 2004	1,350,786,975	675	414,133	(12,083)	(7,485)	153,421	6,175	(2,509)	552,327
Shares issued on exercise of options	35,315,705	18	13,065	–	–	–	–	–	13,083
Net income		–	–	–	–	41,880	–	–	41,880
Dividends		–	–	–	–	(10,436)	–	–	(10,436)
Tax effect of disqualifying dispositions		–	370	–	–	–	–	–	370
Deferred compensation arising on share schemes		–	3,290	(3,290)	–	–	–	–	–
Tax benefits on exercise of options issued as part consideration for a business combination		–	1,227	–	–	–	–	–	1,227
Amortization of deferred compensation		–	–	9,727	–	–	–	–	9,727
Reversal of unearned compensation		–	(1,242)	1,242	–	–	–	–	–
Issuance of shares from treasury		–	(5,591)	–	7,381	(952)	–	–	838
Purchase of own shares		–	–	–	(16,211)	–	–	–	(16,211)
Accumulated other comprehensive income:
Unrealized holding losses on available-for-sale securities (net of tax of £981,000)		–	–	–	–	–	(2,316)	–	(2,316)
Currency translation adjustment		–	–	–	–	–	–	58,561	58,561

Balances, December 31, 2005	1,386,102,680	693	425,252	(4,404)	(16,315)	183,913	3,859	56,052	649,050
Shares issued on exercise of options	3,805,154	2	2,104	–	–	–	–	–	2,106
Net income		–	–	–	–	45,163	–	–	45,163
Dividends		–	–	–	–	(12,367)	–	–	(12,367)
Tax effect of option exercises		–	3,682	–	–	–	–	–	3,682
Netting of deferred compensation**		–	(4,404)	4,404	–	–	–	–	–
Amortization of deferred compensation		–	19,371	–	–	–	–	–	19,371
Issuance of shares from treasury		–	–	–	34,589	(18,835)	–	–	15,754
Purchase of own shares		–	–	–	(76,519)	–	–	–	(76,519)

	Ordinary shares						Accumulated other comprehensive income
	Number	Ordinary shares Amount £000	Additional paid-in capital £000	Deferred compensation £000	Treasury stock £000	Retained earnings* £000	Unrealized holding gain £000	Cumulative translation adjustment £000	Total £000
Accumulated other comprehensive income:
Realized gain on available-for-sale security (net of tax of £850,000)		–	–	–	–	–	(2,375)	–	(2,375)
Unrealized holding losses on available-for-sale securities (net of tax of £477,000)		–	–	–	–	–	(1,090)	–	(1,090)
Currency translation adjustment		–	–	–	–	–	–	(68,128)	(68,128)

Balances, December 31, 2006	1,389,907,834	695	446,005	–	(58,245)	197,874	394	(12,076)	574,647
Shares issued on exercise of options	9,866,862	5	5,504	–	–	–	–	–	5,509
Net income		–	–	–	–	36,842	–	–	36,842
Dividends		–	–	–	–	(18,547)	–	–	(18,547)
First time adoption of EITF 06-2, net of tax***		–	–	–	–	(2,278)	–	–	(2,278)
First-time adoption of FIN 48		–	–	–	–	838	–	–	838
Tax effect of option exercises		–	2,546	–	–	–	–	–	2,546
Amortization of deferred compensation		–	15,350	–	–	–	–	–	15,350
Conversion of liability award to equity award		–	1,396	–	–	–	–	–	1,396
Issuance of shares from treasury		–	–	–	30,767	(17,384)	–	–	13,383
Purchase of own shares		–	–	–	(128,561)	–	–	–	(128,561)
Cancellation of shares	(55,719,000)	(28)	–	–	66,039	(66,011)	–	–	–
Cancellation of share premium account		–	(103,121)	–	–	103,121	–	–	–
Accumulated other comprehensive income:
Unrealized holding losses on available-for-sale securities (net of tax of £146,000)		–	–	–	–	–	(608)	–	(608)
Currency translation adjustment		–	–	–	–	–	–	(6,777)	(6,777)
Balances, December 31, 2007	1,344,055,696	672	367,680	–	(90,000)	234,455	(214)	(18,853)	493,740

___________________
*
The amount of shareholders’ equity available for distribution to shareholders is the amount of profits determined under UK GAAP in the statutory accounts of the parent company. At December 31, 2007, such distributable profits amounted to £334,156,000.

**	FAS123R requires that deferred stock-based compensation on the date of adoption be netted against additional paid-in capital.

***	In accordance with EITF 06-2, the cumulative provision for employee sabbatical leave as at January 1, 2007 is charged directly to retained earnings.

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

Group undertakings include ARM Limited (incorporated in the UK), ARM, Inc. (incorporated in the US), ARM KK (incorporated in Japan), ARM Korea Limited (incorporated in South Korea), ARM France SAS (incorporated in France), ARM Belgium N.V. (incorporated in Belgium), ARM Germany GmbH (incorporated in Germany), Keil Elektronik GmbH (incorporated in Germany), ARM Norway AS (incorporated in Norway), ARM Embedded Technologies Pvt Limited (incorporated in India), ARM Physical IP Asia Pacific Pte. Limited (incorporated in Singapore), ARM Taiwan Limited (incorporated in Taiwan) and ARM Consulting (Shanghai) Co. Limited (incorporated in PR China). All entities are 100% owned.

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

Investments

Publicly traded investments are classed as available-for-sale in accordance with Statement of Financial Accounting Standards No.115, “Accounting for certain investments in debt and equity securities” (FAS 115), and are carried at fair value. Unrealized holding gains or losses on such securities are included, net of related taxes, in other comprehensive income. Other-than-temporary impairment losses and realized gains and losses of such securities are reported in earnings. Equity securities that are not publicly traded are recorded at cost less permanent diminution in value; at December 31,

2007 and 2006, the estimated fair value of these investments approximated their recorded basis, based on estimates determined by management.

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

Goodwill is tested for impairment at least annually. Annual impairment reviews in 2006 and in 2007 determined, primarily with reference to cash flow forecasts, that there was no indication of impairment with respect to goodwill. The estimates of future cash flows involve considerable management judgment and are based on assumptions about expected future operating performance. The actual cash flows could differ from management’s estimates due to changes in business conditions, operating performance and economic conditions.

In accordance with FAS 131 “Disclosures about Segments of an Enterprise and Related Information”, the Company has identified its operating segments based on the information used by the Chief Operating Decision Maker in monitoring the business. For the purposes of assessing the carrying value of goodwill for impairment, goodwill has been allocated to reporting units. Based on the nature and extent of discrete information available to management, the Company believes that, for ARM, each operating segment consists of a single reporting unit. Goodwill has been allocated to the three reporting units as shown in note 9.

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

Revenue recognition

Revenue consists of license fees received under the terms of license agreements with customers to enable them to use the Company’s intellectual property (“IP”), which is often customized to each customer’s manufacturing process. The Company receives royalties on sales by the Company’s customers of products containing ARM technology. It also supplies off-the-shelf software tools and IP, bought-in boards and toolkits, training and consultancy services.

The Company primarily earns revenues from licensing its IP to leading electronics companies which in turn manufacture, market and sell microprocessors, ASICs and ASSPs based on the Company’s architecture to systems companies for incorporation into a wide variety of end products. The Company’s IP consists of software and related documentation which enables a customer to design and manufacture microprocessors and related technology and software. Most licenses are designed to meet the specific requirements of each customer and are generally not time limited in their application. In general, the time between the signing of a license and final validation of the customer’s ARM technology-compliant product is between six and 15 months. Specified upgrades or modifications to the licensed IP are not provided. Following validation of the customer’s ARM-technology compliant product, the Company has no further obligations under the license agreement.

In accordance with SOP 81-1, “Accounting for performance of construction-type and certain production type contracts,” when license agreements include deliverables that require “significant production, modification or customization,” contract accounting is applied. Revenues from license fees are recognized based on the percentage-of-completion method over the period from signing of the license to validation of the customer’s ARM technology-compliant product and the completion of all outstanding obligations. The amount of revenue recognized is based on the total license fees under the license agreement, or that portion of the total license fees which is determined to be fixed or determinable in arrangements involving extended payment terms and the percentage-of-completion achieved. Those amounts that are not deemed fixed or determinable at the outset of the arrangement are recognized as the payments become due. Where an arrangement is for multiple elements, each requiring significant production, modification or customization, the Company evaluates whether the bifurcation criteria of SOP 81-1 are met, and if so, the total arrangement fee is allocated accordingly. The percentage-of-completion is measured by monitoring progress using records of actual time incurred to date in the project, compared with the total estimated project requirement. Revenues are recognized only when collectability is probable. Estimates of total project requirements are based on prior experience of customization, delivery and validation of the same or similar technology and are reviewed and updated regularly by management. Under the percentage-of-completion method, provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of such losses is determined.

Agreements that include rights to unspecified future products (as opposed to unspecified upgrades and enhancements) are accounted for using subscription accounting, revenue from the arrangement being recognized ratably over the term of the arrangement, or an estimate of the economic life of the products offered if no term is specified, beginning with the delivery of the first product.

In accordance with SOP 97-2, “Software revenue recognition,” where agreements involve elements that do not require “significant production, modification or customization,” the Company recognizes license revenue when a signed contract or other persuasive evidence of an arrangement exists, the product has been shipped or electronically delivered, the license fee is fixed or determinable and collection of the resulting receivable is probable. Where agreements include multiple elements, the revenue recognition criteria for each element are typically met within the same accounting period, i.e. on delivery of the elements. If an element that is essential to the functionality of the delivered elements is undelivered at a period end, the Company determines whether it has sufficient vendor specific objective evidence (“VSOE”) of fair value in order to make an allocation amongst the elements. For the majority of its products and services, with the exception of post-contract support (“PCS”), certain development systems products and certain services undertaken by the Company, the Company does not believe it has sufficient VSOE of fair value to make such allocations. Accordingly, no revenue is recognized on an arrangement where deliverables other than PCS and the aforementioned development systems products and services remain undelivered.

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

Services, such as consulting and training, are typically sold in stand-alone arrangements. Where they are sold in conjunction with other deliverables and they are not considered essential to the functionality of those other deliverables, they are accounted for separately based on VSOE, if VSOE has been established. Revenue for these services is recognized as the services are performed and collectability is probable. If VSOE for the services does not exist or the services are deemed to be essential to the functionality of the other deliverables in the arrangement, the entire arrangement fee is recognized as the services are performed. The excess of fees invoiced over revenue recognized in respect of such fees is recorded as a deferred revenue liability.

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

Research and development

All ongoing research and development expenditure is expensed in the period in which it is incurred. Costs include salaries of engineers and associated staff, relevant EDA tools costs and other directly related expenditure, such as contractors, as well as an allocation of facilities costs. The facilities costs for each office are allocated according to the proportion of employees in engineering functions within these offices. Any collaborative agreements whereby a third party agrees to partially fund the Company’s research and development is recognized over the period of the agreement as a credit within research and development costs.

Grants

Grants in respect of specific research and development projects are receivable from the European Commission, a European organization which funds certain research and development activities on application to it for the purposes of furthering research and development activities within the European Union. The Company retains significant rights to IP developed under projects which are funded under these arrangements. Grants received are typically intended to cover 50% of expected project costs. Grant income is recognized over the period of the project in line with the costs incurred. Unconditional undertakings have been received from the European Commission to provide the funding, and there is no obligation to refund any amounts already received. Amounts receivable under these arrangements in the year ended

December 31, 2007 were £289,000 (2006: £467,000; 2005: £nil) and were netted against related research and development costs.

Pension costs

The Company contributes to defined contribution plans substantially covering all employees in Europe and the US and to government pension schemes for employees in Japan, South Korea, Taiwan, PR China and Israel. The Company contributes to these plans based upon various fixed percentages of employee compensation and such contributions are expensed as incurred. The amount of contributions expensed by the Company for the years ended December 31, 2005, 2006 and 2007 were £3,371,000, £3,840,000 and £4,327,000, respectively.

Loss contingencies

The Company accrues an estimated loss contingency when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

Fair value of financial instruments

The Company’s financial instruments consist principally of cash and cash equivalents, short-term investments and marketable securities, accounts receivable and foreign currency exchange contracts. The Company believes all of the financial instruments carrying values approximate to fair value due to their nature and respective durations.

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

Currency translation

The Company’s functional currency is the currency of the primary economic environment in which the Company operates.

The assets and liabilities of subsidiaries with functional currencies other than sterling are translated into sterling at rates of exchange ruling at the balance sheet date. Statements of income of overseas subsidiaries are translated at the monthly exchange rates during the year. Translation differences are taken to the cumulative translation adjustment.

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

From time to time, the Company enters into contracts denominated in a currency (typically US dollars) that is neither the functional currency of the Company nor the functional currency of the customer. In accordance with FAS 133, “Accounting for derivative instruments and hedging activities”, where there are unpaid amounts on such contracts, the Company carries such derivatives at fair value. The resulting gain or loss is recognized in the income statement under general and administrative costs. For the year ended December 31, 2007 the gain on exchange is £1,400,000 (2006: loss of £898,000; 2005: gain of £2,101,000).

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

In July 2006, the FASB issued Interpretation, or FIN, No. 48, “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109”, (“FIN 48”). FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with FAS 109. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. The Company adopted FIN 48 effective January 1, 2007 and the provisions of FIN 48 have been applied to all income tax positions commencing from that date. Potential accrued interest and penalties related to unrecognized tax benefits within operations are recognized as an income tax expense. The cumulative effect of applying the provisions of FIN 48 has been reported as an adjustment to retained earnings as of January 1, 2007. Prior to 2007, tax contingencies were determined in accordance with FAS No. 5 “Accounting for contingencies” (“FAS 5”) and estimated tax liabilities were recorded to the extent the contingencies were probable and could be reasonably estimated.

Earnings per share

Basic earnings per common share is computed based on the weighted average number of ordinary shares. Diluted earnings per common share is computed by including potential common shares where the effect of their inclusion would be dilutive. The diluted share base for the year ended December 31, 2007 excludes incremental shares of approximately 8,786,000 (2006: 33,390,000; 2005: 39,614,000) related to employee stock options and awards. These shares are excluded due to their antidilutive effect as a result of the exercise price of these shares being higher than the market price. The ordinary equivalent shares for share options were determined using the treasury stock method.

Accounting for share-based payments

Since January 1, 2006, the Company has applied FASB Statement No. 123 (revised 2004), “Share-Based Payment” (“FAS 123R”) in relation to accounting for share-based payments. Under FAS 123R, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite service period. The fair value of these awards is calculated using appropriate valuation techniques.

Some awards made by the Company are liability-classified awards under FAS 123R as (i) there is an obligation to settle a fixed monetary amount in a variable number of shares; or (ii) the awards are indexed to a factor other than performance, market or service condition. The fair value of these awards is re-measured at each period end until the award has vested. Once the award has vested, or for (i) above when the number of shares becomes fixed, the award becomes equity-classified. The transitional rules detailed in FAS 123R required the Company in 2006 to make a re-measurement adjustment for compensation cost for liability awards that had been recognised in that year as a cumulative effect of change in accounting policy in the income statement.

The Company adopted the provisions of FAS 123R using a modified prospective application. Accordingly, periods prior to adoption have not been revised for comparative purposes. The valuation provisions of FAS 123R apply to new awards and to awards that are outstanding on the effective date, which are subsequently modified or cancelled. Estimated compensation expense for awards outstanding at the effective date will be recognized over the remaining service period using the compensation cost calculated for pro forma disclosure purposes under FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“FAS 123”).

On November 10, 2005, the FASB issued FASB Staff Position No. FAS 123(R)-3, “Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards.” The Company elected to adopt the alternative transition method provided in this FASB Staff Position for calculating the tax effects of share-based compensation pursuant to FAS 123R. The alternative transition method includes a simplified method to establish the beginning balance of the additional paid-in capital pool (APIC pool) related to the tax effects of employee share-based compensation, which is available to absorb tax deficiencies which could be recognized subsequent to the adoption of FAS 123R.

For a summary of all the Company’s share-based award schemes, please refer to the Shareholder’s equity section in footnote 12.

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

Treasury stock

Treasury stock represents the cost of shares in the Company held by the Company and the Employee Benefit Trust (“ESOP”).

During 2007, to supplement the payment of dividends to shareholders, the Company continued its rolling share buyback programme under the shareholder authority conferred at the 2007 Annual General Meeting. The quantum and frequency of share re-purchases is not predetermined and will take into account prevailing market conditions, the short- to medium-term cash needs of the business and the level of employee share-based remuneration going forward. In 2007, a total of 94,525,548 (2006: 63,600,000; 2005: 13,868,000) shares were re-purchased from the market at a cost of £128,561,000 (2006: £76,519,000; 2005: £16,211,000). At December 31, 2007, there were 65,201,176 (2006: 49,500,000) shares in the Company still held from these purchases with a market value of £80,849,000 (2006: £62,246,000).

The ESOP was set up on April 16, 1998 to facilitate the recruitment, retention and motivation of employees. Under the Company’s Long Term Incentive Plan, 7,943,979 shares could be awarded from shares already issued within the ESOP and treasury stock held by the Company. The number of unearned shares within the ESOP at December 31, 2007 was 1,201,434 (2006: 1,201,434) with a market value of £1,490,000 (2006: £1,511,000).

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

Provision for accrued sabbatical leave

The Company operates a sabbatical leave scheme for employees that have had at least four years’ service. In accordance with EITF 06-2 “Accounting for Sabbatical Leave and Other Similar Benefits”, a provision is created with a corresponding charge being made to the income statement over the period this leave is earned based on management’s estimate of the leave that will eventually be taken. This provision is released to the income statement as employees either take the leave or cease to be employees of the Company. The Company adopted EITF 06-2 from January 1, 2007 and in accordance with the standard recorded the opening provision against retained earnings.

Recently issued accounting standards

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (FAS 157), which provides guidance on how to measure assets and liabilities that use fair value. FAS 157 will apply whenever another US GAAP standard requires (or permits) assets or liabilities to be measured at fair value but does not expand the use of fair value to any new circumstances. FAS 157 will be effective for our financial statements for the year ending December 31, 2008. We are currently evaluating the potential impact this standard may have on our financial position and results of operations, but do not believe the impact of the adoption will be material. This is supplemented by FSP FAS 157-1 which defers the requirement to fair value non-financial assets and liabilities until ARM’s fiscal year ending December 31, 2009.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an Amendment of FASB Statement No. 115” (“FAS 159”) which provides companies the irrevocable option to measure many financial assets and liabilities at fair value with the changes in fair value recognized in earnings. The accounting provisions of FAS 159 will be effective for the Company’s financial year ending December 31, 2008. The Company is in the process of determining the effects, if any, the adoption of FAS 159 will have on its consolidated financial statements, but do not believe the impact of the adoption will be material.

In June 2007, the EITF issued the statement EITF 07-1, “Accounting for Collaborative Arrangements”, which discusses the accounting for arrangements with third parties and whether transactions should be reported gross or net in the financial statements. We currently already apply the provisions of EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent” and as such do not believe the impact of adoption will be material.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” (“FAS 141R”), which amends principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The statement also amends guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. FAS 141R will be effective for the Company’s financial statements for the year ending December 31, 2009. Accordingly, any business combinations the Company engages in will be recorded and disclosed following existing GAAP until January 1, 2009. We expect FAS 141R will have an impact on the Company’s consolidated financial statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions consummated after the effective date. We are still assessing the impact of this standard on our future consolidated financial statements.

In December 2007, the US Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin 110 (“SAB 110”) to amend the SEC’s views discussed in Staff Accounting Bulletin 107 (“SAB 107”) regarding the use of the simplified method in developing an estimate of expected life of share options in accordance with FAS 123R. SAB 110 is effective for the Company beginning in the first quarter of 2008. We will continue to use the simplified method until we have the historical data necessary to provide a reasonable estimate of expected life in accordance with SAB 107, as amended by SAB 110.

Companies Act 1985

These financial statements do not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985 of Great Britain (the “Companies Act”). The Company’s statutory accounts, which are its primary financial statements, are prepared in accordance with International Financial Reporting Standards (IFRSs) for consolidated accounts and accounting principles generally accepted in the United Kingdom (UK GAAP) for ARM Holdings plc company only accounts. They are prepared in compliance with the Companies Act and are presented in pounds sterling. Statutory accounts (upon which the auditors gave unqualified reports under Section 235 of the Companies Act and which did not contain statements under sub-sections 237(2) and (3) of the Companies Act) for the years ended December 31, 2005 and 2006 have been, and those for the year ended December 31, 2007 will be, delivered to the Registrar of Companies for England and Wales. Dividends are required to be declared in sterling out of profits available for that purpose as determined in accordance with UK GAAP and the Companies Act.

49,500,000 of the shares acquired by the Company in 2006, and a further 6,200,000 shares acquired in early 2007, were acquired at a time when the Company had insufficient distributable reserves (although sufficient distributable reserves were available in ARM Limited).  The Company resolved the matter by cancelling the relevant shares by Court order.

2     Related party transactions

During the year, the Company paid royalty fees of £81,000 (2006: £124,000; 2005: £33,000) and made cross-license payments of £nil (2006: £nil; 2005: £26,000) to Superscape Group plc (“Superscape”), a company in which Mike Inglis, an executive director of ARM, was a non-executive director during the year. Amounts owed to Superscape at December 31, 2007 and 2006 were £nil. In addition, in 2007 the Company received royalty fees of £14,000 (2006: £19,000; 2005: £2,000) and license fees of £nil (2006: £nil; 2005: £11,000) from Superscape. At December 31, 2007, £nil (2006: £17,000) was owed by Superscape.

Also in 2007, the Company received licence fees of £4,000 (2006: £3,085,000; 2005: £321,000), support and maintenance income of £32,000 (2006: £37,000; 2005: £37,000) and evaluation tools fees of £123,000 (2006: £82,000; 2005: £17,000) from CSR plc, a company in which John Scarisbrick, a non-executive of ARM, was an executive director during the year. Amounts owed by CSR at December 31, 2007 were £31,000 (2006: £14,000).

During 2007, the Company received funding for SOI technology development of £1,507,000 (2006: £319,000; 2005: £nil) from SOI TEC Silicon On Insulator Technologies SA (“Soitec”). Furthermore, the Company paid £181,000 (2006: £nil; 2005: £nil) to Soitec during the year in relation to license income from the two parties’ ongoing collaborative agreement to develop SOI technology. Soitec is an SOI IP company in which Doug Dunn, Company Chairman, is a non-executive director. At December 31, 2007, £nil (2006: £383,000) is owed by Soitec. Amounts owed to Soitec at December 31, 2007 and 2006 were £nil.

3     Income taxes

Income before income tax is analyzed as follows:

	Year ended December 31,
	2005 £000	2006 £000	2007 £000
United Kingdom	47,930	19,886	54,950
Foreign	5,304	37,162	(6,710)
	53,234	57,048	48,240

The provision for income taxes consisted of:

	Year ended December 31,
	2005 £000	2006 £000	2007 £000
Current
United Kingdom	15,519	9,958	14,090
Foreign	1,430	6,138	4,676
Total current	16,949	16,096	18,766
Deferred
United Kingdom	(1,241)	(5,476)	(2,536)
Foreign	(4,354)	(1,182)	(4,832)
Total deferred	(5,595)	(6,658)	(7,368)
Total provision for income taxes	11,354	9,438	11,398

Included in the income tax payable is a current tax benefit of £2,546,000 (2006: £3,682,000; 2005: £370,000) and a deferred tax credit of £nil (2006: £nil; 2005: £6,072,000) in relation to employee stock options. Such benefits are reflected as additional paid-in capital.

Also included in the provision for income taxes is utilization of the deferred tax liability in relation to acquired intangibles of £7,231,000 (2006: 6,264,000; 2005: £6,921,000).

Total income tax expense differs from the amounts computed by applying the UK statutory income tax rate of 30% for 2007, 2006 and 2005 to income before income tax as a result of the following:

	Year ended December 31,
	2005* £000	2006* £000	2007 £000
UK statutory rate 30% (2006: 30%; 2005: 30%)	15,970	17,114	14,472
Research and development tax credits	(1,911)	(2,879)	(5,170)
Permanent differences – foreign exchange	–	(7,558)	(84)
Permanent differences – other**	(3,164)	(5,603)	(3,007)
Valuation allowances	112	3,394	4,824
Amortization of intangibles	(1,730)	(1,467)	(1,279)
Differences in statutory rates of foreign countries	(45)	613	(895)
Foreign withholding tax	1,444	2,450	912
Stock-based compensation expense	749	1,747	548
Other, net***	(71)	1,627	1,077

Year ended December 31,
2005* £000	2006* £000	2007 £000
11,354	9,438	11,398
______________________
*	The 2005 and 2006 comparatives have been reclassified for comparability with 2007.

**	Permanent differences comprise permanent adjustments and benefits resulting from re-structuring following the acquisition of Artisan.

***	Other, net comprises prior year adjustments and deferred tax adjustments.

Significant components of the deferred tax assets/(liabilities) are as follows:

	At December 31,
	2006 £000	2007 £000
Deferred tax assets
Current
Stock compensation charge	5,016	6,447
Temporary difference on available-for-sale securities	231	678
Non-deductible accruals and reserves	1,766	7,562
Losses carried forward	12,816	7,101
	19,829	21,788
Valuation allowance	(3,838)	(6,612)
Net current deferred tax assets	15,991	15,176
Non-current
Fixed asset temporary differences	5,244	4,610
R&D tax credits carried forward	6,178	5,149
	11,422	9,759
Valuation allowance	(2,211)	(2,962)
Net non-current deferred tax assets	9,211	6,797

Deferred tax liabilities
Non-current
Amounts relating to intangible assets arising on acquisition	(20,074)	(12,691)
Total non-current deferred tax liabilities	(20,074)	(12,691)
Net non-current deferred tax assets/(liabilities)	(10,863)	(5,894)

Disclosed on the balance sheet within:

	At December 31,
	2006 £000	2007 £000
Assets	9,872	11,309
Liabilities	(4,744)	(2,027)
Net deferred tax assets/(liabilities)	5,128	9,282

Included in the amount of £12,691,000 (2006: £20,074,000) relating to intangible assets on acquisition is £6,735,000 (2006: £13,178,000) relating to liabilities that are expected to accrue after more than one year.

The valuation allowance for deferred tax assets increased by £3,525,000 in 2007 primarily due to non-deductible interest carryforwards of certain foreign subsidiaries, where management believes it is more likely than not that such amounts will not be realized. If or when recognized, the benefits relating to any reversal of the valuation allowance on deferred tax assets at December 31, 2007 will be accounted for as follows: £8,034,000 as a reduction of income tax expense and £1,540,000 as a reduction of goodwill.

The Company has net operating loss carryforwards for tax purposes and other deferred tax benefits that are available to offset against future taxable income. At December 31, 2007 the Company has US federal, US state, United Kingdom, Norwegian, French and Belgian net operating loss carryforwards of approximately £13.7 million, £14.2 million, £10.2 million, £1.9 million, £6.4 million and £1.3 million, respectively. If unutilized, the US federal net operating loss will begin to expire in 2019 and the US state net operating loss will begin to expire in 2013.

In addition to the net operating losses, the Company also had unutilized federal R&D tax credits of £5,737,000 which will begin to expire in 2012 and unutilized state R&D tax credits of £3,191,000 which have no expiration date.

The future use of the net operating losses carried forward in ARM, Inc. may be restricted in the event of a purchase by a third party, whereby the level of losses to be utilized on an annual basis would be limited to 4% of the market value of ARM, Inc. at the date of the transaction.

As a result of FAS 123R, the Company’s deferred tax assets at December 31, 2007 do not include £2,713,000 of excess tax benefits from employee share option exercises in 2007 and £1,909,000 due to exercises in 2006 that are a component of the Company’s research and development and net operating loss carryovers. Equity will be increased by £4,622,000 if and when such excess tax benefits are ultimately realized.

Undistributed earnings of the Company’s foreign subsidiaries amounted to approximately £31,655,000 (2006: £31,809,000) at December 31, 2007. Those earnings are considered to be indefinitely reinvested and accordingly no UK income taxes have been provided thereon. If these earnings were to be remitted without offsetting tax credits in the UK, taxes would be approximately £7,981,000 (2006: £10,758,000).

On January 1, 2007, the Company adopted the provisions of FIN 48 “Accounting for Uncertainty in Income Taxes”. As a result of applying the provisions of FIN 48, the Company recognized a decrease of £838,000 in the liability for unrecognized tax benefits, which was accounted for as an increase to the opening retained earnings. The Company’s unrecognized tax benefits at December 31, 2007 relate to the UK and various foreign jurisdictions. The following table summarizes the movements in unrecognized tax benefits:

£000
Balance at January 1, 2007	4,327
Increases related to current year tax positions	3,188
Decreases related to prior year tax positions	(232)
Balance at December 31, 2007	7,283

Included in the balance at December 31, 2007 are £3,175,000 of tax benefits that, if recognized, would reduce our annual effective tax rate. The Company recognized accrued interest of £131,000 related to these unrecognized tax benefits during 2007 in income tax expense. The Company does not expect its unrecognized tax benefits to change significantly over the next 12 months.

The tax years 2004 through to 2007 generally remain subject to examination by the UK tax authorities. In the US, the tax years 2001 through to 2007 generally remain subject to examination by federal and most state tax authorities.

4     Earnings per share

	Year ended December 31, 2005
	Income £	Shares Number	Per share Amount
Net income	41,880,000
Basic EPS:
Income available to common stockholders	41,880,000	1,369,335,202	3.1	p
Effect of dilutive securities:
Share options and awards		57,701,294
Diluted EPS:
Income available to common stockholders plus assumed conversion	41,880,000	1,427,036,496	2.9	p

	Year ended December 31, 2006
	Income £	Shares Number	Per share Amount

Basic EPS:
Net income before cumulative effect of change in accounting policy	47,610,000	1,366,816,499	3.5	p
Cumulative effect of change in accounting policy	(2,447,000)		(0.2p	)
Net income after cumulative effect of change in accounting policy	45,163,000		3.3	p
Effect of dilutive securities:
Share options and awards		37,934,830
Diluted EPS:
Net income before cumulative effect of change in accounting policy	47,610,000	1,404,751,329	3.4	p
Cumulative effect of change in accounting policy	(2,447,000)		(0.2p	)
Net income after cumulative effect of change in accounting policy	45,163,000		3.2	p

	Year ended December 31, 2007
	Income £	Shares Number	Per share Amount

Net income	36,842,000
Basic EPS:
Income available to common stockholders	36,842,000	1,321,860,197	2.8	p
Effect of dilutive securities:
Share options and awards		44,523,595
Diluted EPS:
Income available to common stockholders plus assumed conversion	36,842,000	1,366,383,792	2.7	p

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

The Company markets and sells to a relatively small number of customers with individually large value transactions. At December 31, 2005, 2006 and 2007 no customers accounted for more than 10% of accounts receivable.

At December 31, 2006 and 2007, the Company’s cash, cash equivalents, short-term investments and marketable securities were deposited with major clearing banks and building societies in the UK and US in the form of money market deposits and corporate bonds for varying periods up to two years.

6     Acquisitions

There were no acquisitions in 2007, but the following acquisitions were made in 2005 and 2006.

Falanx Microsystems AS

On May 30, 2006, the Company purchased the entire share capital of Falanx Microsystems AS (“Falanx”), a graphics IP company incorporated in Norway for total consideration of $25.1 million (£13.4 million), comprising $24.9 million cash consideration and $0.2 million of related acquisition expenses.

Falanx develops graphics accelerator IP and software for semiconductor system-on-chip (“SoC”) vendors that deliver high-quality multimedia images without compromising performance, power consumption or system cost. The acquisition fits the ARM strategy of enabling users to create SoCs seamlessly in their design process. The Mali™ Graphics Processor Unit (“GPU”) is a combination of hardware and software that enables industry-leading 3D graphics and video on mobile phones, portable media players, set-top boxes, handheld gaming devices and automotive systems, providing the Company with full control over the development of its future 3D graphics solutions.

The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their estimated fair values on the acquisition date.

The operating results for Falanx have been included in these financial statements for the period from May 30, 2006 to December 31, 2006 in the 2006 comparatives and for the entire year in 2007. The acquisition was accounted for under FAS 141.

The following table sets out the provisional fair values of the assets acquired and liabilities assumed at the date of acquisition as reported in the 2006 consolidated financial statements:

Fair value to Company
£000
Assets
Cash and cash equivalents	24
Accounts receivable, net	118
Other debtors	101
Deferred tax asset	543
Property and equipment, net	62
Total assets acquired	848

Liabilities
Accounts payable and other creditors	(238)
Accrued liabilities and deferred revenue	(368)
Total liabilities assumed	(606)
Net assets acquired	242

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

	Useful estimated life
	(years)	£000
Fair value of net assets acquired		242
Intangible assets acquired:
Developed technology	3–5	4,267
Customer relationships	3	990

	Useful estimated life
	(years)	£000
Deferred tax liability		(1,472)
Goodwill		9,383
Purchase price		13,410

If the acquisition of Falanx had occurred on January 1, 2006, net income for the Company in 2006 would have been £0.8 million lower than reported, including the additional amortization of intangibles.

During 2007, the provisional fair values of Falanx’s accounts receivable and other creditors were finalized resulting in a reduction in net assets acquired of £17,000. As a result, goodwill increased by £17,000 during the year.

Soisic SA

On October 30, 2006, the Company purchased the entire share capital of Soisic SA (“Soisic”), a silicon-on-insulator (SOI) IP company incorporated in France for consideration of €5.1 million (£3.4 million), comprising €4.7 million cash consideration and €0.4 million of related acquisition expenses.

With this acquisition, the Company is making an investment in new technologies related to physical IP to enhance its leadership position in providing customers access to the higher performance and lower power offered by SOI process technologies. Soisic develops a similar set of products to the ARM Physical IP Division, specifically standard cells, static random access memory (“SRAM”) compilers and input/output (“I/O”) cells, however, based on SOI design rules and process models. Integrating this capability with ARM’s widely-used physical IP opens the possibility for SoC designers to access SOI technology, which currently is used only in full custom designs, such as high-performance microprocessors.

The Company is investing in this area to be at the forefront of the design technologies needed to exploit the potential advantages of SOI as its usage grows in mobile, home and enterprise SoC and ASIC applications.

The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their estimated fair values on the acquisition date. A further €8 million was potentially payable on the achievement of various post-acquisition financial milestones and will be accrued when the milestones have been achieved, other than as noted below, whereby a small portion of this contingent consideration was accrued at acquisition.

The operating results for Soisic have been included in these financial statements for the period from October 30, 2006 to December 31, 2006 in the 2006 comparatives and for the entire year in 2007. The acquisition was accounted for under FAS 141.

The following table sets out the provisional fair values of the assets acquired and liabilities assumed at the date of acquisition as reported in the 2006 consolidated financial statements:

Fair value to Company
£000
Assets
Accounts receivable, net	165
Other debtors	411
Deferred tax asset	1,392
Property and equipment, net	117
Total assets acquired	2,085

Liabilities
Cash overdraft	(53)
Accounts payable and other creditors	(949)
Accrued liabilities	(413)
Total liabilities assumed	(1,415)

Fair value to Company
£000
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

The purchase price above includes £0.1 million of contingent consideration. Whilst the Company does not normally accrue this payable until earned, in line with FAS 141 it has been accrued to reduce any potential negative goodwill to nil.

If the acquisition of Soisic had occurred on January 1, 2006, net income for the Company would have been £2.5 million lower than reported, including the additional amortization of intangibles.

During 2007, a proportion of the financial milestones were achieved resulting in €1.3 million (£0.9 million) consideration being accrued in addition to the amount accrued in 2006. There was a corresponding increase to goodwill as a result. Furthermore, the provisional fair values in respect of deferred tax were finalized resulting in an increase in net assets of £0.7 million and a corresponding reduction in goodwill. The net impact of these items resulted in an increase to goodwill of £0.2 million.

PowerEscape, Inc.

On June 21, 2006, the Company purchased certain assets of PowerEscape, Inc., (“PowerEscape”) a private company incorporated in the US, for total consideration of $1.1 million (£0.6 million), comprising $1.0 million cash consideration and $0.1 million of related acquisition expenses.

The PowerEscape team, which has been integrated into the Company’s Development System Division, will focus on adding innovative profiling and analysis features to the Company’s portfolio of market-leading development tools.

The Company has allocated £595,000 of the purchase price to in-process research and development which reflects certain research projects that have not yet reached technological feasibility and commercial viability or had no alternative future use at the time of the acquisition. In-process research and development has been written-off immediately to the income statement.

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

The Company has identified the MCU market as a critical growth area for the Company’s future business and with this acquisition, the Company will be able to accelerate progress in that market by offering a more complete solution. As the MCU applications shift from 8/16-bit to 32-bit solutions, the combination of the ARM® Cortex™-M3 processor, which is ideally suited for microcontroller applications, the RealView® high-performance compiler, and Keil’s complementary MCU tools for ARM, will enable new generations of ARM MCU solutions.

The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their estimated fair values on the acquisition date. A further $2.3 million for KEG and $1.0 million for KSI was potentially payable on the achievement of various post-acquisition financial milestones. The financial milestones relating to the first year post-acquisition were achieved in 2006 and are accrued at the year end. Further potential payments relating to the second year post-acquisition will be accrued when payable. Keil is a leading independent provider of software development tools for the microcontroller (“MCU”) market.

The acquisition was accounted for under FAS 141. The operating results for Keil have been included in these financial statements for the period October 27, 2005 to December 31, 2005 in the 2005 comparatives and for the entire year in 2006 and 2007.

The following table sets out the provisional fair values of the assets acquired and liabilities assumed at the date of acquisition as reported in the 2005 consolidated financial statements:

Fair value to Company	KEG £000	KSI £000
Assets
Cash and cash equivalents	2,911	32
Accounts receivable, net	477	169
Inventories	60	36
Other debtors	11	5
Property and equipment, net	12	–
Total assets acquired	3,471	242

Liabilities
Accounts payable and other creditors	(1,593)	(19)
Accrued liabilities and deferred revenue	(2,280)	(62)
Total liabilities assumed	(3,873)	(81)
Net (liabilities assumed)/assets acquired	(402)	161

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

	Useful estimated life (years)	KEG £000	KSI £000
Fair value of net (liabilities)/assets acquired		(402)	161
Intangible assets acquired:
Customer relationships	2–3	4,290	482
Developed technology	1–5	2,744	–
Trade names	5	–	1,175
Deferred tax liability		(2,673)	(663)
Goodwill		2,178	1,764
Purchase price		6,137	2,919

KEG made a profit after tax for the year ended December 31, 2004 of £1.0 million and for the period from January 1, 2005 until acquisition a profit after tax of £1.0 million. KSI made a loss after tax for the year ended December 31, 2004 of

£95,000 and for the period from January 1, 2005 until acquisition a loss after tax of £40,000. The results of the Company would not have been significantly different had the acquisition of KEG and KSI occurred on the January 1, 2005.

During 2006 and 2007, a further $2.1 million and $0.8 million consideration became payable for KEG and KSI respectively following the achievement of various post-acquisition financial milestones, with a corresponding increase to total consideration and goodwill. In addition in 2006, the provisional fair values in respect of KEG’s income tax liabilities were finalized resulting in an increase in the net assets acquired by £1.1 million. Due to this change in fair value, an additional £1.1 million of consideration was paid. As both consideration and net assets were increased by the same amount, there was no corresponding change to goodwill.

7     Investments and marketable securities

	Listed investments £000	Unlisted investments £000	Total investments £000
Cost
At January 1, 2007	1,714	1,970	3,684
Additions	–	2,657	2,657
Impairment	(236)	(926)	(1,162)
At December 31, 2007	1,478	3,701	5,179

Aggregate movements in fair value
At January 1, 2007	171	–	171
Unrealized holding losses	(469)	–	(469)
At December 31, 2007	(298)	–	(298)

Carrying value
At December 31, 2007	1,180	3,701	4,881
At December 31, 2006	1,885	1,970	3,855

Listed investments comprise an investment in Superscape Group plc, the fair value of which at December 31, 2007 is £1,180,000 (2006: £1,885,000; 2005: £3,474,000). In 2008, Superscape was acquired by Glu Mobile Inc. for 10 pence per share, and therefore the Company’s investment has been impaired to this carrying value through the income statement, with the further reduction in carrying value to 7.98 pence per share at December 31, 2007 going through equity. In 2006, the Company disposed of its investment in CSR plc for £5.6 million resulting in a profit of £5.3 million that was recognised in the 2006 income statement. The fair value of this investment at December 31, 2005 was £3,521,000.

In 2007, the Company invested £2,534,000 in W&W Communications Inc. by way of a convertible loan note. This note earns interest at 10% per annum, and may convert into equity to a maximum investment of 14.99%. Also during 2007, an investment of £123,000 was made in Embest Info and Tech Inc., an unlisted company based in China. In 2005, the Company invested £274,000 in Luminary Micro Inc., an unlisted company, and made a further investment of £165,000 in the company in 2006.

At December 31, 2007, the Company had £1,582,000 (2006: £19,151,000; 2005: £8,835,000) of short-term marketable securities. These represent both the fair market value and amortized cost of these securities.

8     Property and equipment

	2006 £000	2007 £000
Owned buildings	190	190
Leasehold improvements	18,054	15,837
Computers	18,445	17,078
Software	8,457	8,491
Fixtures, fittings and motor vehicles	4,676	3,878
Assets under construction	–	758
	49,822	46,232
Less: accumulated depreciation	(35,852)	(34,190)
Property and equipment, net	13,970	12,042

Depreciation charged to income for the years ended December 31, 2005, 2006 and 2007 was £7,750,000, £6,895,000 and £7,236,000 respectively. The net book value of software at December 31, 2007 was £2,706,000 (2006: £3,674,000) with depreciation charged in 2007 on software of £1,744,000 (2006: 1,610,000; 2005: £1,851,000).

9     Intangible assets

	Goodwill	Patents	Licenses	Developed technology	Existing agreements and customer relationships	Core technology	Trademarks	Order backlog	Total
	£000	£000	£000	£000	£000	£000	£000	£000	£000
Cost
At January 1, 2007	352,563	8,196	5,906	29,676	42,827	11,802	3,707	1,635	456,312
Additions	–	–	2,549	–	–	–	–	–	2,549
Additions (Falanx)	17	–	–	–	–	–	–	–	17
Additions (Soisic)	205	–	–	–	–	–	–	–	205
Additions (KEG)	588	–	–	–	–	–	–	–	588
Additions (KSI)	186	–	–	–	–	–	–	–	186
Exchange differences	(5,576)	–	–	84	(627)	(198)	(63)	(27)	(6,407)
At December 31, 2007	347,983	8,196	8,455	29,760	42,200	11,604	3,644	1,608	453,450

Aggregate amortization
At January 1, 2007	3,320	8,151	5,327	10,595	15,661	4,771	1,582	1,635	51,042
Charge for the year	–	45	431	6,730	8,344	2,304	848	–	18,702
Exchange differences	–	–	–	(43)	(180)	(62)	(20)	(27)	(332)
At December 31, 2007	3,320	8,196	5,758	17,282	23,825	7,013	2,410	1,608	69,412

Net book value
At December 31, 2007	344,663	–	2,697	12,478	18,375	4,591	1,234	–	384,038
At December 31, 2006	349,243	45	579	19,081	27,166	7,031	2,125	–	405,270

Amortization charged to income for the years ended December 31, 2005, 2006 and 2007 was £20,310,000, £18,917,000 and £18,702,000 respectively.

Licenses to use technology are being amortized over periods of three to ten years. The amortization periods for licenses have been determined according to their estimated useful economic life.

Patents are being amortized over four to five years, developed and core technology (the main IP of the company existent at acquisition and generating revenue) over five years and customer relationships (relationships with customers which were generating revenue at acquisition) over two to six years, being the periods over which the Company is expected to derive benefit from them.

The estimated amortization expense of intangible assets in each of the next five years is set forth below:

£000
2008	17,609
2009	11,179
2010	7,885
2011	1,363
2012	255
Thereafter	1,084

In accordance with FAS 142, goodwill is no longer amortized, and is tested for impairment at least annually.

The split of goodwill by segment is shown below. Additions in the year relating to Keil and Falanx have been allocated to the Systems Design and Processor divisions respectively. Additions to Soisic have been allocated between the Processor and Physical IP divisions. The foreign exchange difference arises as goodwill on Artisan, Axys and KSI is denominated in US dollars and on Soisic in euros and thus is subject to revaluation at the period-end rates. Changes in the carrying amount for the year are as follows:

	Processor Division	Physical IP Division	Systems Design Division	Total
	£000	£000	£000	£000
Balance at January 1, 2007	109,096	227,361	12,786	349,243
Additions (KEG)	–	–	588	588
Additions (KSI)	–	–	186	186
Additions (Falanx)	17	–	–	17
Additions (Soisic)	–	205	–	205
Exchange differences	(1,635)	(3,810)	(131)	(5,576)
Balance at December 31, 2007	107,478	223,756	13,429	344,663

10   Accounts receivable

Included within accounts receivable at December 31, 2007 are £24.5 million (2006: £23.8 million) of amounts recoverable on contracts.

11   Accrued liabilities

Included within accrued liabilities at December 31, 2007 are £5.1 million (2006: £8.8 million) for staff costs, £7.0 million (2006: £5.6 million) of accrued employee vacation and sabbatical leave and £1.9 million (2006: £3.2 million) representing unpaid consideration for acquisitions.

12   Share-based compensation

The board is authorized to issue options to acquire ordinary shares in the Company and awards of shares in the Company up to a maximum of 10% of the issued ordinary share capital in any five-year period. The exercise of options or vesting of share awards will be satisfied either out of newly issued share capital, or from shares held by the Company as treasury stock or within the ESOP. Treasury stock is purchased from the market and the quantum and timing of these purchases is at the discretion of the directors, and based on the share price and short-term cash requirements of the Company.

Under the UK Inland Revenue Executive Approved Share Option Plan (the “Executive Scheme”), the Company may grant options to employees meeting certain eligibility requirements. Options under the Executive Scheme are exercisable between three and ten years after their issue, after which time the options expire.

Under the Company’s Unapproved Scheme (the “Unapproved Scheme”), for which it has not sought approval from the UK tax authorities, options are exercisable one to seven years after their issue, after which time the options expire. The Company also operates the US ISO Scheme, which is substantially the same as the Unapproved Scheme, the main difference being that the options are exercisable one to five years after their issue. Under both of these schemes options are exercisable as follows: 25% maximum on first anniversary, 50% maximum on second anniversary, 75% maximum on third anniversary, 100% maximum on fourth anniversary. Various options to directors under the Unapproved Scheme have certain performance criteria attached, which if met are exercisable after three years, otherwise they will become exercisable after seven years.

There are further schemes for the Company’s French and Belgian employees (the “French Scheme” and the “Belgian Scheme”). In the French Scheme, options are exercisable between four and seven years after their issue, whilst in the Belgian Scheme, options are exercisable from 1 January following the third anniversary after their issue, up to seven years from issue.

From 2006, the Company has begun issuing Restricted Stock Units (“RSUs”) to employees instead of options as approved at the 2006 AGM. RSUs are actual share awards on vesting rather than options to buy shares at a fixed exercise price. The main RSU awards (to employees in all jurisdictions other than France) vest similarly to the unapproved scheme above, namely 25% on each anniversary over four years. RSU awards to the Company’s French employees vest 50% after two years, and then a further 25% after three and four years. Whilst the Company reserves the right to award options to employees going forward, the majority of awards to employees will be in RSUs.

Additionally from 2006, the Company introduced the Deferred Annual Bonus plan (DAB). Under the DAB, which is for directors and selected senior management within the Company, participants are required to defer 50% of any related annual bonus into shares on a compulsory basis. These shares will be deferred for three years, and then a further matching award will be made depending on the achievement of an EPS performance condition over that time. The Company also operates the Long Term Incentive Plan (LTIP), also for directors and selected senior management, whereby share awards are made and vest depending on the Company’s TSR performance compared to two comparator groups over the three-year performance period.

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

In 1998, the Company set up two savings-related share option schemes for all employees and executive directors of the Company. The number of options granted is related to the value of savings made by the employee. The period of savings is three or five years except for employees of ARM Inc. where the period is two years. The option price for grants made in 2007 is set at 80% of the market share price prior to the grant (and for grants made in 2006 and before set at 85%), and the right to exercise normally only arises for a six-month period once the savings have been completed except for ARM Inc. where the right to exercise normally only arises for a three-month period once the savings have been completed. The Company set up further savings-related option schemes in each year up to and including 2006 for all employees and executive directors of the Company, which have the same characteristics as those schemes set up in 1998. In 2007, a further scheme was created for non-US employees.

In 2007, the Company commenced a new savings-related option scheme for US employees, namely the Employee Share Purchase Plan (“ESPP”). The number of options granted is related to the value of savings made by the employee. The period of savings is six months, with the option price being at 85% of the lower of the market share price at the beginning and end of the scheme.

Activity under all share schemes is detailed below, including weighted average exercise prices for share options and weighted average grant-date fair values for share awards:

	Outstanding options		Outstanding RSUs/ LTIP/DAB awards
	Options Number	Weighted average exercise price £	Awards Number	Weighted average grant-date fair value £
Balances, December 31, 2004	164,019,815	0.870	5,003,724	0.909
Granted in year	27,127,630	1.051	3,543,455	1.165
Lapsed in year	(11,027,172)	1.110	(786,298)	0.987
Exercised in year	(37,096,283)	0.374	–
Balances, December 31, 2005	143,023,990	1.014	7,760,881	1.018
Granted in year	9,064,290	1.250	10,589,718	1.310
Additional awards earned based on performance conditions	–		1,672,009	0.805
Lapsed in year	(9,508,283)	1.697	(558,985)	1.255
Options exercised/awards vested in year	(30,656,261)	0.583	(3,798,567)	0.805
Balances, December 31, 2006	111,923,736	1.093	15,665,056	1.236
Granted in year	1,065,813	1.104	12,742,465	1.264
Lapsed in year	(6,909,858)	3.026	(3,604,445)	1.099
Options exercised/awards vested in year	(30,850,202)	0.612	(2,119,532)	1.313
Balances, December 31, 2007	75,229,489	1.113	22,683,544	1.266

The total number of options exercisable at December 31, 2007 was 55,652,780 (2006: 74,533,736; 2005: 64,431,089).

The Company uses the historical price of the Company’s stock for the expected volatility assumption, including some adjustments for non-recurring one-time events, consistent with the guidance in FAS 123R and the Securities and Exchange Commission’s Staff Accounting Bulletin No. 107. Adjustments were made as the Company’s assessment of future stock price trends were more representative of historical data excluding these events rather than including them. The expected life of options is based on known vesting dates and historical exercise patterns for the different schemes. The risk-free interest rate is based on observed interest rates appropriate for the terms of the share options. The dividend yield assumption is based on the Company’s last declared dividend and expected payouts.

The fair value of the Company’s restricted stock units and LTIP awards is based on the share price at date of grant, discounted for any dividends that will not be earned during the vesting period.

The fair values per share of share options granted have been estimated with the following weighted average assumptions:

	Options			RSUs/LTIP awards
	2005	2006	2007	2005	2006	2007
Expected life (in years)	3.07	3.11	3.43	3.00	2.57	2.65
Volatility	50%	40%	34%	50%	40%	33%
Risk-free interest rate	4.00%	4.01%	5.50%	4.00%	4.13%	5.28%
Dividend yield	0.70%	0.70%	1.45%	0.70%	0.70%	0.75%
Weighted average fair value (£)	0.38	0.43	0.52	1.17	1.31	1.26

All of the options granted in 2007 were options within the SAYE scheme which have an exercise price that was 80% of the market price at date of grant (as noted above). The weighted average grant-date fair value of these SAYE options granted during 2007 was £0.52 (2006: £0.44; 2005: £0.40). The weighted-average exercise price of these SAYE options granted during 2007 was £1.104 (2006: £1.0264; 2005: £0.9095).

The following table presents details of the total stock-based compensation expense that is included in each functional line item of the Company’s consolidated statements of income for the years ended December 31. Note that the 2005 comparative income statement has been re-analyzed to absorb the stock-based compensation expenses into the functional line items rather than as a separate line as reported in the income statements in that year.

	2005	*	2006		2007
	£000		£000		£000
Cost of revenues	2,489		1,098		959
Research and development costs	1,582		10,609		9,268
Sales and marketing costs	2,132		3,658		3,196
General and administrative costs	3,524		2,927		2,556
Cumulative effect of change in accounting policy	–		3,496	**	–
Share-based payment expense	9,727		21,788		15,979
Tax benefit for share-based payment compensation expense	(1,799)		(4,181	)**	(4,246)
Share-based payment expense, net of tax	7,928		17,607		11,733
___________
*
The amounts included in 2006 and 2007 reflect the adoption of FAS 123R. In accordance with the modified prospective transition method, the Company’s consolidated statements of income for 2005 have not been restated to reflect, and do not include, the impact of FAS 123R.

**
The cumulative effect of change in accounting policy arises as a re-measurement adjustment for liability-classified awards on cumulative share-based compensation for earlier years on adoption of FAS 123R. Included within tax benefits above is £1,049,000 relating to this cumulative effect of change in accounting policy.

The adoption of FAS 123R will continue to have a significant adverse impact on the Company’s reported results of operations, although it should not have a material impact on its overall financial position. The amount of unearned stock-based compensation currently estimated to be expensed in the period from 2008 to 2012 related to unvested share-based payment awards at December 31, 2007 is £16.3 million (2006: £19.5 million). Of this amount, £9.7 million is estimated to be expensed in 2008, £4.9 million in 2009, £1.5 million in 2010 and £0.2 million in 2011. The weighted average period over which the unearned share-based compensation is expected to be recognized is approximately 1.0 years. If there are any cancellations or accelerated vestings, the Company may be required to accelerate or cancel some of the remaining compensation expense. The share-based compensation expense in future periods will be more than stated above to the extent that the Company grants additional options or awards after the balance sheet date. Furthermore, the estimated future compensation charge may be affected by any change to the fair value of liability-classified awards.

In accordance with the requirements of the disclosure-only alternative of FAS 123, the following table illustrates the effect on net income and earnings per share for 2005 had the Company applied the fair value recognition provisions of FAS 123 instead of the guidelines provided by APB 25.

	2005 £000
Net income:
As reported	41,880
Deduct: Total stock-based compensation expense determined under fair value-based method for all awards, net of related tax effects	(20,120)
Add back: Total stock-based compensation expense determined under the intrinsic value-based method for all awards, net of related tax effects	7,928
Pro forma net income	29,688
Basic earnings per common share (pence):
As reported	3.1	p
Pro forma	2.2	p
Diluted earnings per common share (pence):
As reported	2.9	p
Pro forma	2.1	p

The total pre-tax intrinsic value of options exercised and share awards (LTIP, RSU and DAB) made in 2007 was £23.8 million (2006: £21.6 million) and £2.9 million (2006: £5.2 million) respectively. This intrinsic value represents the difference between the fair market value of the Company’s shares on the date of exercise and the exercise price of each option. The total fair value of LTIP awards that vested in 2006 was £1.7 million; no LTIP awards vested in 2007 as all lapsed. The total fair value of RSU and DAB awards that vested in 2007 was £2.8 million (2006: nil vested). Based on the closing price of the Company’s shares on December 31, 2007 of £1.24 per share, the total pre-tax intrinsic value of all outstanding options, RSUs, LTIP and DAB awards was £54.0 million (2006: closing price of £1.2575, total pre-tax intrinsic value of £67.3 million). The total pre-tax intrinsic value of all exercisable options at December 31, 2007 was £22.5 million (2006: £39.2 million).

The total cash received on the exercise of options in 2007 was £18.9 million (2006: £17.9 million). The total tax benefits realized from the exercise of options and share awards in the year was £8.9 million (2006: £9.0 million).

The following options over ordinary shares were in existence at December 31:

2007
	Options outstanding			Options exercisable
Exercise price (£)	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price (£)	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price (£)
0.1125–0.45	14,608,232	3.11	0.32	14,608,232	3.11	0.32
0.46–0.9475	14,142,469	5.48	0.63	11,637,194	5.78	0.60
1.005–1.055	18,110,574	3.56	1.05	8,301,003	3.47	1.05
1.0575–1.25	13,713,481	2.95	1.23	11,441,370	2.83	1.24
1.325–7.738	14,654,733	2.78	2.34	9,664,981	1.69	2.87
Total	75,229,489	3.57	1.11	55,652,780	3.42	1.12

2006
	Options outstanding			Options exercisable
Exercise price (£)	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price (£)	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price (£)
0.026–0.40	15,662,942	4.24	0.25	15,662,942	4.24	0.25
0.405–0.50	21,310,841	4.13	0.45	19,649,705	4.01	0.45
0.51–0.9475	17,465,042	5.96	0.71	9,678,857	6.48	0.66
1.005–1.224	25,943,761	4.37	1.07	9,884,878	4.03	1.09
1.25–7.738	31,541,150	3.52	2.18	19,657,354	2.55	2.72
Total	111,923,736	4.31	1.09	74,533,736	4.00	1.12

There were also 13,845,565 RSUs, 7,943,979 LTIP and 894,000 DAB awards outstanding at December 31, 2007 (2006: 7,893,640 RSUs and 7,771,416 LTIP awards) with a weighted average remaining life of 1.43 years (2006: 1.51 years). RSUs, LTIP and DAB awards have no exercise price and all were unvested at December 31, 2007.

13   Commitments and contingencies

The Company leases its office facilities (which expire at various dates through 2018) and certain equipment (including EDA design tools which expire at various dates through 2012) under non-cancelable operating lease agreements.

Future minimum lease commitments at December 31, 2007, are as follows:

Years ending December 31,	Operating leases £000
2008	18,351
2009	16,423
2010	16,062
2011	11,522
2012	4,550
Thereafter	7,115

Years ending December 31,	Operating leases £000
Total minimum lease payments	74,023

Rental expense under operating leases totalled £15,809,000, £18,800,000 and £17,558,000 for the years ended December 31, 2005, 2006 and 2007 respectively.

Nazomi  In May 2002, Nazomi Communications, Inc. (“Nazomi”) filed suit against ARM alleging willful infringement of US Patent No. 6,332,215. ARM answered the complaint in July 2002 denying infringement. Following an original ruling in ARM’s favor, Nazomi appealed and received a supplementary “Markman” hearing in 2005 that resulted in a decision that supported the original ruling. On February 13, 2007, Nazomi again appealed and, on February 21, 2008, the Court of Appeals for the Federal Circuit upheld the District Court’s claim construction and affirmed the District Court’s grant of summary judgment in favor of ARM. The period for any further appeal by Nazomi has now passed and accordingly this litigation is now concluded with judgment in favor of ARM.

Technology Properties Limited, Inc.  In October 2005, Technology Properties Limited, Inc. (“TPL”) filed suit, in the United States District Court for the Eastern District of Texas (Marshall Division), against certain companies in the Fujitsu, Matsushita. NEC and Toshiba groups of companies alleging infringement of TPL’s US Patents Nos. 5,809,336; 5,784,584 and 6,598,148 (the “Litigation”). All of the defendants are licensees of various ARM technologies. It was revealed as part of the preliminary infringement contentions in the Litigation, filed in July 2006, that certain ARM technology is alleged to infringe a single claim in US Patent No. 5,784,584 (the “’584 Patent”). In September 2006, ARM filed a motion to intervene in the Litigation and that motion has been granted. ARM is now a defendant party in the Litigation. The claim construction (or “Markman”) hearing took place in May 2007. Based on the claim construction delivered by the District Court, TPL filed a motion stipulating that the accused ARM technology does not infringe the ‘584 Patent with a request that final judgment be entered to that effect. TPL subsequently filed notice to appeal the claim construction to the Court of Appeals for the Federal Circuit. Based on independent legal advice, ARM is confident that the Court of Appeals will uphold the claim construction ruling delivered by the District Court.

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

There was no provision for such guarantees at either December 31, 2007 or December 31, 2006.

At December 31, 2007, ARM had provided in aggregate £nil (2006: £1.1 million) in relation to claims, being the expected future costs to be incurred.

At December 31, 2007, the Company had outstanding capital commitments of £276,000 (2006: £525,000).

14   Geographic and segment information

At December 31, 2007, the Company is organized on a worldwide basis into three business segments, namely the Processor Division (“PD”), the Physical IP Division (“PIPD”) and the Systems Design Division (“SDD”). In 2004, the directors were of the opinion the Company only had one class of business, and then following the acquisition of Artisan in December 2004, the Company had two reportable segments in 2005 (namely PD and PIPD).

This was based upon the Company’s internal organization and management structure and was the primary way in which the Chief Operating Decision Maker (“CODM”) and the rest of the board were provided with financial information. Whilst revenues were reported into four main revenue streams (namely licensing, royalties, development systems and services), the costs, operating results and balance sheets were only analyzed into the two segments.

In 2006, this structure and system of internal financial reporting to the CODM and board was changed resulting in a third division, namely SDD (called DevSys in 2006), becoming a separate reportable segment. In previous years, the results of SDD were reported within PD, but for ease of comparability, have been separated out in the comparatives below. PIPD consists of the business stream previously undertaken by Artisan. PD primarily comprises the legacy ARM products and services. Recent acquisitions have been allocated to the various divisions as follows: KEG and KSI in 2005 to SDD, Falanx in 2006 to PD and Soisic in 2006 to PIPD. Goodwill on each acquisition has also been allocated into these divisions, except for Artisan whereby this has been allocated between PD and PIPD.

The following analysis is of revenues, operating costs, interest income, income before income tax, depreciation and amortization, capital expenditure, total assets and liabilities, net assets and goodwill of each segment and of the Company in total:

Year ended December 31, 2007	Processor Division £000	Physical IP Division £000	Systems Design Division £000	Unallocated £000	Group £000
Segmental income statement
Revenue	187,829	43,418	27,913	-	259,160
Operating costs	(112,579)	(61,765)	(42,218)	240	(216,322)
Interest, net	-	-	-	5,402	5,402
Income/(loss)before tax	75,250	(18,347)	(14,305)	5,642	48,240
Segmental balance sheet
Total assets	171,887	278,346	33,517	72,915	556,665
Total liabilities	(33,173)	(13,303)	(10,587)	(5,862)	(62,925)
Net assets	138,714	265,043	22,930	67,053	493,740
Other segmental items
Depreciation and amortization	5,411	16,292	4,236	-	25,939
Capital expenditure	3,161	1,336	947	-	5,444
Goodwill	107,478	223,756	13,429	-	344,663

Year ended December 31, 2006	Processor Division £000	Physical IP Division £000	Systems Design Division £000	Unallocated £000	Group £000
Segmental income statement
Revenue	180,426	53,996	28,832	-	263,254
Operating costs	(115,196)	(66,593)	(40,967)	4,522	(218,234)
Interest, net	-	-	-	6,758	6,758
Profit on disposal of available-for-sale investment	-	-	-	5,270	5,270
Income/(loss) before tax	65,230	(12,597)	(12,135)	16,550	57,048
Segmental balance sheet
Total assets	171,085	300,851	33,614	147,153	652,703
Total liabilities	(37,308)	(19,589)	(10,843)	(10,316)	(78,056)
Net assets	133,777	281,262	22,771	136,837	574,647
Other segmental items
Cumulative effect of change in accounting policy	(2,028)	(979)	(489)	-	(3,496)
Depreciation and amortization	4,678	16,352	5,377	-	26,407
Capital expenditure	4,077	2,368	2,114	-	8,559
Goodwill	109,096	227,361	12,786	-	349,243

Year ended December 31, 2005	Processor Division £000	Physical IP Division £000	Systems Design Division £000	Unallocated £000	Group £000
Segmental income statement
Revenue	156,641	50,159	25,639	-	232,439
Operating costs	(87,357)	(64,012)	(30,868)	(2,285)	(184,522)
Interest, net	-	-	-	5,317	5,317
Income/(loss) before tax	69,284	13,853	(5,229)	3,032	53,234
Segmental balance sheet
Total assets	161,885	349,769	36,068	168,371	716,093
Total liabilities	(22,226)	(20,115)	(12,168)	(12,534)	(67,043)
Net assets	139,659	329,654	23,900	155,837	649,050
Other segmental items
Depreciation and amortization	6,632	18,245	3,518	-	28,395
Capital expenditure	2,737	1,584	1,743	-	6,064
Goodwill	113,358	259,197	13,017	-	385,572

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

The following analysis is of revenues by geographic segment and origin and long-lived assets, excluding deferred tax assets, by Group companies in each territory:

	Year ended December 31,
	2005 £000	£2006 £000	£2007 £000
Revenues (by market destination):
Europe	32,971	42,746	42,654
North America	99,727	111,194	109,895
Japan	42,270	40,303	41,868
Asia Pacific excluding Japan	57,471	69,011	64,743
Total revenues	232,439	263,254	259,160

The Company’s exports from the UK were £172,592,000, £195,868,000 and £216,976,000 for the years ended December 31, 2005, 2006 and 2007 respectively.

	Year ended December 31,
	2005 £000	2006 £000	2007 £000
Revenues (by origin):
Europe	170,505	198,386	215,371
United States	59,183	63,028	42,115
Asia Pacific	2,751	1,840	1,674
Total revenues	232,439	263,254	259,160

	At December 31,
	2006 £000	2007 £000
Long-lived assets (excluding deferred tax assets):
Europe	13,045	11,025
United States	3,614	2,827
Asia Pacific	1,166	1,891
Total long-lived assets	17,825	15,743

In 2007, 2006 and 2005, no single customer accounted for more than 10% of total revenues.

15   Fair values of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

Cash and cash equivalents, short-term investments and accounts receivable. The carrying amount approximates fair value because of the short maturity of those instruments.

Marketable securities. The carrying amount approximates fair value because these instruments are marked-to-market.

Foreign currency contracts and embedded derivatives. The fair value of foreign currency contracts and embedded derivatives is estimated using the settlement rates prevailing at the period end. The fair value of foreign exchange option contracts is derived using the Black-Scholes valuation model and includes the balance sheet spot rate, currency volatility and respective interest rate curves for the different currencies as inputs to this model.

Short-term debt. During the year, the Company entered into a £100 million revolving credit facility providing the Company access to funds for any corporate purpose. Whilst the Company did make various drawdowns totalling £30 million on this facility during the year, these had been fully repaid and the facility was undrawn at the balance sheet date. Any drawn amounts accrue interest at a LIBOR-plus rate whilst there is a nominal charge for the undrawn portion. Furthermore, the facility requires the Company to adhere to various financial covenants relating to EBITDA multiples and interest cover; the Company adhered to all covenants during the year.

The estimated fair values of the Company’s financial instruments are as follows:

	At December 31,
	2006		2007
	Carrying amount £000	Fair value £000	Carrying amount £000	Fair value £000
Cash and cash equivalents	90,743	90,743	49,509	49,509
Short-term investments	18,600	18,600	232	232
Marketable securities	19,151	19,151	1,582	1,582
Accounts receivable	69,552	69,552	68,232	68,232
Foreign currency contracts	439	439	(496)	(496)
Embedded derivatives	(1,620)	(1,620)	(220)	(220)
Short-term debt	–	–	–	–

16   Valuation and qualifying accounts

	Balance at January 1, £000	Charged/ (credited) to income statement £000	Acquired with subsidiary undertaking £000	Utilized/ Reclassification £000	Foreign exchange £000	Balance at December 31, £000
2007 – allowance for doubtful debts	2,556	215	–	(1,253)	(14)	1,504
2006 – allowance for doubtful debts	2,173	932	–	(377)	(172)	2,556
2005 – allowance for doubtful debts	1,451	547	27	–	148	2,173
2007 – valuation allowance against deferred tax assets	6,049	4,824	(749)	(533)	(17)	9,574
2006 – valuation allowance against deferred tax assets	366	3,394	2,289	–	–	6,049
2005 – valuation allowance against deferred tax assets	254	112	–	–	–	366

17   Post balance sheet events

At the 2008 Annual General Meeting of the Company, a final dividend of 1.2 pence per share (total cost £15.3 million) will be proposed in respect of the 2007 financial year, and if approved will be paid on May 21, 2008 to shareholders on the register on May 2, 2008.