Form 20-F
period 2008-12-31
ARM HOLDINGS PLC
filed 2009-04-07
CIK 1057997

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2008
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________ to ________________
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
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

The number of outstanding shares in the capital of ARM Holdings plc as of December 31, 2008:

Ordinary Shares of 0.05p each                                                             1,344,055,696

 Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes    ☐    No

Indicate by check mark whether the Registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes    ☐    No

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

☐   U.S. GAAP       ☒   International Financial Reporting Standards as issued by the International Accounting Standards Board     ☐  Other

If “Other” has been checked to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17     ☐   Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes     ☒   No

i

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	89

ii

INTRODUCTION

Presentation of Financial Information

In this report, the term “US GAAP” refers to generally accepted accounting principles (“GAAP”) in the US and “IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. This is the first year that consolidated financial statements reported in the Form 20-F have been prepared in accordance with IFRS. Until and including our financial statements for the year ended December 31, 2007, we prepared our consolidated financial statements in accordance with US GAAP. A reconciliation showing material adjustments between the Company's IFRS and US GAAP financial statements for the years ended December 31, 2007 and 2006 and its results of operations for those years is detailed in note 30 to our consolidated annual financial statements included elsewhere in this annual report. Following the Company's decision to report under IFRS, the Company no longer prepares its financial statements in accordance with US GAAP.

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

Certain Information

As used in this annual report, “we,” “us,” “our,” the “Company,” the “Group” and “ARM” refer to ARM Holdings plc and its subsidiaries, except where it is clear that such terms mean only ARM Holdings plc.

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

This annual report includes product names and other trade names, logos and trademarks, either registered or with respect to which applications are pending, of ARM and of other companies. ARM, ARM Powered, AMBA, ARM7TDMI, ARM9TDMI, Artisan, Artisan Components, Cortex, Embedded-ICE, Integrator, Jazelle, Mali, Move, Multi-ICE, Multi-TRACE, OptimoDE, PrimeCell, PrimeXsys, Process-Perfect, RealView, SecurCore, StrongARM, The Architecture for the Digital World, Thumb, and TrustZone are registered trademarks of ARM Limited or its subsidiaries. Advantage, ARM Developer Suite, ARM7, ARM7EJ, ARM7EJ-S, ARM7TDMI-S, ARM720T, ARM9, ARM9TDMI-S, ARM9E, ARM9E-S, ARM9EJ-S, ARM920T, ARM922T, ARM926EJ-S, ARM940T, ARM946E-S, ARM966E-S, ARM10, ARM10E, ARM1020E, ARM1022E, ARM1026EJ-S, ARM11, ARM1136J-S, ARM1136JF-S, ARM1156T2F-S, ARM1156T2-S, ARM1176JZ-S, ARM1176JZF-S, Cortex-M0, Cortex-M1,

Cortex-M3, Cortex-A8, Cortex-A9, Cortex-R4, Cortex-A9 MPCore, CoreSight, ETM, Embedded Trace Macrocell, ETM10, ETM10RV, EmbeddedICE-RT, Keil, Microvision, Mali-55, Mali-200, Mali-JSR184, Mali-JSR226, Mali-JSR239, Mali-JSR287, Mali-JSR297, Mali-SVG-t, Metro, MPCore, Neon, SAGE-X, SAGE-HS, SAGE-HD, SC100, SC110, SC200, SC210 and Velocity are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; ARM Physical IP Asia Pacific Pte. Limited; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS and ARM Sweden AB.

Various amounts and percentages set out in this annual report have been rounded and accordingly may not total.

PART I

ITEM 1.                      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                      KEY INFORMATION

SELECTED FINANCIAL DATA

Our selected financial data at December 31, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008 have been derived from our consolidated financial statements prepared in accordance with IFRS and included in this annual report. Up until 2007, the Company has presented its financial statements using the accounting standards and principles as set out under US GAAP. For 2008, the Company prepared its first set of consolidated financial statements in accordance with IFRS. Our consolidated financial statements have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Our summary financial data at and for the years ended December 31, 2004 and 2005 are also presented in accordance with IFRS and have been derived from our consolidated financial statements that are not included in this annual report. The following selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and the notes thereto.

	Year ended December 31,
	2004		2005		2006		2007		2008
	(in thousands of pounds, except per share data, percentages, number of shares and employees)
Revenues	£152,897		£232,439		£263,254		£259,160		£298,934
Cost of revenues	(12,240)		(26,610)		(30,877)		(28,105)		(32,878)
Operating expenses	(112,328)		(170,672)		(183,129)		(191,361)		(206,113)
Profit from operations	28,329		35,157		49,248		39,694		59,943
Investment income, net	6,944		5,317		6,758		5,402		3,246
Profit before tax	35,273		40,474		56,006		45,096		63,189
Tax	(9,398)		(10,827)		(7,850)		(9,846)		(19,597)
Profit for the year	25,875		29,647		48,156		35,250		43,592
Basic earnings per share (pence)	2.5	p	2.2	p	3.5	p	2.7	p	3.4	p
Diluted earnings per share (pence)	2.5	p	2.1	p	3.4	p	2.6	p	3.4	p
Dividends declared per share (pence)	0.7	p	0.84	p	1.0	p	2.0	p	2.2	p
Diluted weighted average number of shares (000s)	1,049,069		1,424,362		1,401,961		1,361,161		1,286,413
Research and development as a percentage of revenues	35.8%		34.5%		32.2%		32.4%		29.3%
Balance Sheet Data:
Capital expenditure	5,036		6,064		8,559		5,444		8,720
Cash, short- and long-term investments and marketable securities	142,817		160,902		128,494		51,323		78,789
Share capital	675		693		695		672		672
Shareholders’ equity	642,538		746,847		660,926		579,162		740,343
Total assets	721,000		817,747		744,187		642,944		848,183
Employees at year end (number)	1,171		1,324		1,659		1,728		1,740

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

Year Ended December 31,	Period Average	Period End
2004	1.8300	1.9160
2005	1.8207	1.7168
2006	1.8452	1.9572
2007	2.0018	1.9906
2008	1.8552	1.4657
2009 (through March 24)	1.4376	1.4675

Month	High	Low
October 2008	1.8118	1.5276
November 2008	1.6395	1.4556
December 2008	1.5719	1.4377
January 2009	1.5373	1.3501
February 2009	1.4985	1.4048
March 2009 (through March 24)	1.4675	1.3653

On March 24, 2009 the noon buying rate was $1.4675 to £1.00.

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

Our Quarterly Results May Fluctuate Significantly and Be Unpredictable – This Could Adversely Affect the Market Price of Our Shares

We have experienced, and may in the future experience, significant quarterly fluctuations in our results of operations. Our quarterly results may fluctuate because of a variety of factors. Such factors include:

•	the timing of entering into agreements with licensees;

•	the financial terms and delivery schedules of our agreements with licensees;

•	the demand for products that incorporate our technology;

•	the mixture of license fees, royalties, revenues from the sale of development systems and fees from services;

•	the introduction of new technology by us, our licensees or our competition;

•	the timing of orders from and shipments to systems companies of ARM-based microprocessors from our semiconductor partners;

•	sudden technological or other changes in the microprocessor industry; and

•	new litigation or developments in current litigation.

In future periods, our operating results may not meet the expectations of public market analysts or investors. In such an event the market price of our shares could be materially adversely affected. A more detailed description of how we earn revenues from license fees and royalties is set forth in the sections entitled “Item 18. Financial Statements—Notes to the Consolidated Financial Statements—Note 1b. Summary of significant accounting policies—Revenue recognition” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies and Estimates.”

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

We cannot assure you that our semiconductor partners or our major physical IP licensees will dedicate the resources necessary to promote and further develop products based on our architecture and physical IP libraries respectively, that they will manufacture products based on our microprocessors or physical IP libraries in quantities sufficient to meet demand, that we will be successful in maintaining our relationships with our semiconductor partners and major physical IP licensees or that we will be able to develop relationships with new semiconductor partners or major physical IP licensees. Although we believe that our strategy of selecting multiple semiconductor partners and major physical IP licensees will expand the market for our architecture and physical IP libraries respectively and lead to more rapid acceptance of our architecture and physical IP libraries by assuring multiple reliable sources of microprocessors and physical IP libraries at competitive prices, such a strategy may also result in distribution channel conflicts. This could create disincentives to market our architecture aggressively and make it more difficult to retain our existing semiconductor partners and major physical IP licensees and to attract new partners and licensees.

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

The royalties we receive on ARM-based microprocessors are based on the volumes and prices of microprocessors manufactured and sold by our semiconductor partners and the royalties we receive on physical IP libraries are based on volumes and prices of wafers, manufactured and sold by our major physical IP licensees. Our royalties are therefore influenced by many of the risks faced by the semiconductor market in general. These risks include reductions in demand for SoCs based on our microprocessors and physical IP libraries and reduced average selling prices. The semiconductor market is intensely competitive. It is also generally characterized by declining average selling prices over the life of a generation of microprocessors and physical IP libraries. The effect of these price decreases is compounded by the fact that royalty rates decrease as a function of volume. We cannot assure you that delays in licensing, poor demand for services, decreases in prices or in our royalty rates will not materially adversely affect our business, results of operations and financial condition.

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

Our Architecture, Physical IP Libraries and Development Systems Tools May Not Continue to Be Accepted by the Market

There are competing microprocessor architectures in the market. We cannot assure you that the market will continue to accept our architecture. Market acceptance of our architecture by semiconductor and systems companies for use in a variety of embedded applications is critical for our success. While our microprocessor architecture has already been licensed by many semiconductor and systems companies for use in a variety of high-volume applications in the wireless, consumer electronics and networking markets, other microprocessor architectures have a larger installed base of embedded applications and are supported by a broad base of related software and development tools. A more detailed description of these competing architectures is set forth in the section entitled “Item 4. Information on the Company—Business Overview—Competition” below. It may be difficult for our architecture to succeed against incumbent architectures as systems companies that have used other microprocessor architectures would need to invest in additional training and development tools and convert software for existing embedded applications in order to change to a new architecture. Moreover, some competing microprocessor architectures have been developed by firms, including some of our semiconductor partners, that have substantially greater financial, technical and marketing resources than we do.

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

Foundry partners may be reluctant to rely on a single vendor for a broad array of IP components and RISC microprocessors and could select another vendor to provide them with products formerly supplied by us. Alternatively, Physical IP Foundry partners could also name another vendor as their vendor of choice to their customers.

Our development systems tools business faces significant competitors from both the open source community and third-party tools and software suppliers. In the event that market share is lost to such competitors, there could be a material adverse effect on our revenues.

The High Cost of Building Advanced Semiconductor Manufacturing Facilities May Limit the Number of Foundries as Potential Customers for our Physical IP Libraries

The cost of developing leading-edge manufacturing facilities and processes needed for building advanced chips is rising. Some of ARM’s current foundry customers may delay or cancel plans for developing new manufacturing processes. Without a new process, ARM will not have an opportunity to develop and sell Physical IP libraries for that process. This would reduce the licensing opportunity for ARM. In addition, the bargaining power of the remaining foundries with advanced manufacturing facilities would be increased. This could make it harder for ARM to win profitable licensing deals with these foundries, further reducing both licensing and royalty revenue.

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

Our Architecture and Physical IP Libraries May Face Strong Competition from Well Resourced Competitors

Some semiconductor companies have developed their own proprietary architecture for specific markets or applications. These companies may reuse their proprietary architecture to penetrate markets where ARM is currently the architecture of choice, or where ARM may be used in the future, making it harder for ARM to penetrate in the future. For example, Intel Corporation has developed the X86 architecture for use in PCs and laptops. With mobile phones becoming smarter, Intel is trying to capture the high-end smartphone market with a family of chips based on the X86 architecture. This could limit ARM’s market share in mobile phones and could prevent any further growth into mobile computing devices. Other semiconductor companies have proprietary architectures in other applications including, but not limited to, automotive, networking, digital television, electronic storage and mobile communications. These companies may have much larger engineering, marketing and sales resources than ARM, and if successful in displacing or impeding ARM, could reduce licensing opportunities and royalties, negatively affecting operating results.

Taiwan Semiconductor Manufacturing Company (“TSMC”), one of the largest integrated circuit manufacturing customers of ARM, has historically produced intellectual property components for use by third parties in designs to be manufactured at TSMC’s foundry. These components are designed to serve the same purpose as components produced by ARM. The intellectual property components developed by TSMC have competed and are expected to continue to compete with ARM’s products. We believe that TSMC is more aggressively developing and distributing these products to encourage its customers to use TSMC-developed IP rather than products containing ARM IP. TSMC has substantially greater financial, manufacturing and other resources, name recognition and market presence than the ARM business, and the internal design group at TSMC has greater access to technical information about TSMC’s manufacturing processes. Distribution partners selected by TSMC include Cadence Design Systems, Inc. (“Cadence”), Magma Design Automation, Inc., Synopsys, Inc. (“Synopsys”) and Virage Logic Corporation. Some of TSMC’s distribution partners, such as Cadence, may have greater resources, name recognition and distribution networks than we do. If TSMC is successful in its strategy, then we would lose TSMC license revenue and TSMC royalties, negatively affecting operating results.

The Availability of Development Tools, Systems Software, EDA Tools and Operating Systems Is Crucial to the Market Acceptance of Our Products

We believe that it is crucial for the market acceptance of our products that development tools, systems software, EDA software and operating systems compatible with our architecture be available. We currently work with systems software, EDA software and tools and development partners to offer development tools, systems software, EDA software and operating systems for our architecture. However, we cannot assure you that:

•	we will be able to attract additional tools and development, systems software and EDA tool partners;

•	our existing partners will continue to offer development tools, systems software, EDA tools and operating systems compatible with our architecture; or

•	the available development tools, systems software, EDA tools and operating systems will be sufficient to support customers’ needs.

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

Our International Operations Expose Us to Risks

We currently have operations in various jurisdictions around the world and may in the future expand our operations either within these jurisdictions or to new jurisdictions. Some risks associated with these international operations are exposure to exchange rate fluctuations, political, economic and financial conditions and unexpected changes in regulatory environments. Another risk we face is that, particularly with respect to intellectual property, we are exposed to different legal jurisdictions. In addition, we could face potentially adverse tax consequences and difficulties in staffing and managing operations. With respect to foreign exchange, a large proportion of our revenues are in US dollars, while our costs reflect the geographic spread of our operations with in excess of 50% of our costs being in pounds sterling. This mismatch will result in gains or losses with respect to movements in foreign exchange rates and may be material. To mitigate this effect, we engage in currency hedging transactions. A more detailed description of these hedging transactions is set forth in the section entitled “Item 5. Operating and Financial Review and Prospects— Operating Results—Foreign Currency Fluctuations.” Although we have not to date experienced any material adverse effects with respect to our foreign operations arising from such factors, we cannot assure you that such problems will not arise in the future. Finally, managing operations in multiple jurisdictions will place further strain on our ability to manage overall growth.

Our Business Will Be Adversely Affected if We Cannot Manage the Significant Changes in the Number of Our Employees and the Size of Our Operations

Either through acquisition or organic growth, from time to time we may significantly increase the number of our employees and the size of our operations. These changes in head count may place a significant strain on our management and other resources. We will face challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs in different jurisdictions.

If we are unable to manage growth in our head count, expenses, technological integration and the scope of operations effectively, the cost and quality of our products may suffer and we may be unable to attract and retain key personnel and develop and market new products. Further, the inability to successfully manage the substantially larger and geographically more diverse organization could have a material adverse effect on the Company and, as a result, on the market prices of our ADSs and our ordinary shares.

We May Not Continue to Operate and Develop Systems Which Comply Fully with the Requirements of the Sarbanes-Oxley Act

Attestation under section 404 of the Sarbanes-Oxley Act as at December 31, 2008 has been successfully completed. Full details appear in “Item 15. Controls and Procedures.” There can be no guarantee, however, that in the future the detailed testing of internal controls required as part of the attestation process will not identify significant control deficiencies or material weaknesses that impact on the auditors’ opinion on internal controls over financial reporting and/or require disclosure, which could result in damage to our reputation, diversion of management’s attention and resources and a material adverse effect on the market prices of our ADSs and our ordinary shares.

We May Not Operate Disaster Recovery Plans Which Adequately Mitigate the Effects of an Event Over Which We Do Not Have Direct Control

Our business depends on the efficient and uninterrupted operation of our computer and communications software and hardware systems and other information technology. If such systems were to fail for any reason or if we were to experience any unscheduled downtimes, even for only a short period, our operations and financial results could be adversely affected. Our systems could be damaged or interrupted by fire, flood, hurricanes, power loss, telecommunications failure, break-ins or similar events. We have formal disaster recovery plans in place. However, these plans may not be entirely successful in preventing delays or other complications that could arise from information systems failure, and, if they are not successful, our business interruption insurance may not adequately compensate us for losses that may occur, negatively affecting operating results.

We Are Dependent on Our Senior Management Personnel and on Hiring and Retaining Both Qualified Engineers and Experienced Sales and Marketing Personnel

If we lose the services of any of our senior management personnel or a significant number of our engineers or sales and marketing personnel, it could be disruptive to our development efforts or business relationships and could have a material adverse effect on our business, financial condition and results of operations. As our future success depends on whether we can continue to enhance and introduce new generations of our technology, we are particularly dependent upon our ability to identify, attract, motivate and retain qualified engineers with the requisite educational background and industry experience. Competition for qualified engineers, particularly those with significant industry experience, is intense. We are also dependent upon our senior management personnel. In addition, whether we can successfully expand geographically will depend on our ability to attract and retain sales and marketing personnel. In certain geographic regions, there is fierce competition for such personnel.

Our Business and Future Operating Results May Be Adversely Affected by General Economic Conditions and Other Events Outside of Our Control

We are subject to risks arising from adverse changes in global economic conditions. Due to economic uncertainties in many of our key markets, many industries may delay or reduce technology purchases and investments. The impact of this on us is difficult to predict, but if businesses defer licensing our technology, require fewer services or development tools, or if consumers defer purchases of new products which incorporate our technology, our revenue could decline. A decline in revenue would have an adverse effect on our results of operations and could have an adverse effect on our financial condition.

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

Claims May Be Made for Which We Do Not Have Adequate Insurance

Since 2001, the insurance industry has faced unprecedented and escalating global events compounded by international economic uncertainty. As a result of these and other pressures, many insurers have withdrawn from certain market sectors. We have continued with our philosophy of only placing coverage with secure underwriters with programs arranged individually to suit our needs. We currently have global insurance policies including coverage for the following significant risks:  business interruption, public and products liability, directors and officers liability. We do not insure against claims concerning patent litigation, because we are of the view that any limited coverage that could be obtained is prohibitively expensive. Our results of operations could be materially adversely affected by the occurrence of a catastrophic event, to the extent that any resulting loss or claim is not covered under the terms of our then existing insurance policies.

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

We May Have to Defend Ourselves Against Third Parties Who Claim That We Have Infringed Their Proprietary Rights

We take great care to establish and maintain the proprietary integrity of our products. We focus on designing and implementing our products in a “cleanroom” fashion, without the use of intellectual property belonging to other third parties, except under strictly maintained procedures and express license rights. In the event we discover that a third party has intellectual property rights covering a product that we are interested in developing, we will take steps to either purchase a license to use the technology or work around the technology by developing our own solution so as to avoid infringement of that third party’s intellectual property rights. Notwithstanding such efforts, third parties may yet make claims that we have infringed their proprietary rights.

An Infringement Claim or a Significant Damage Award Would Adversely Impact Our Operating Results

Substantial litigation and threats of litigation regarding intellectual property rights exist in the industries in which we operate. From time to time, third parties, including our competitors, may assert patent, copyright and other intellectual property rights to technologies that are important to our business. We cannot be certain that we would ultimately prevail in any dispute or be able to license any valid and infringed patents from third parties on commercially reasonable terms. Any infringement claim brought against us, regardless of the duration, outcome or size of the damage award, could:

•	result in substantial cost to us;

•	divert management’s attention and resources;

•	be time-consuming to defend;

•	result in substantial damage awards;

•	cause product shipment delays; or

•	require us to seek to enter into royalty or other licensing agreements.

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

Our principal executive offices are at 110 Fulbourn Road, Cambridge, CB1 9NJ, UK, and our telephone number is +44 (0)1223 400400. ARM, Inc., our US subsidiary, is located at 150 Rose Orchard Way, San Jose, CA 95134-1358, USA and its telephone number is +1 408 576 1500.

Capital Expenditures

For a discussion of the Company’s capital expenditures see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

BUSINESS OVERVIEW

ARM designs microprocessors, physical IP and related technology and software, and sells development tools to enhance the performance, cost-effectiveness and energy-efficiency of high-volume embedded applications. ARM licenses and sells its technology and products to leading international electronics companies, which in turn manufacture, market and sell microprocessors, application-specific integrated circuits (“ASICs”) and application-specific standard processors (“ASSPs”) based on ARM’s technology to systems companies for incorporation into a wide variety of end products. By creating a network of Partners, and working with them to best utilize ARM’s technology, ARM is establishing its processor architecture and physical IP for use in many high-volume embedded microprocessor applications, including cellular phones, digital televisions and PC peripherals and for potential use in many growing markets, including smart cards and microcontrollers. ARM also licenses and sells development tools directly to systems companies and provides support services to its licensees, systems companies and other systems designers. ARM’s principal geographic markets are Europe, the US and Asia Pacific.

Industry Background

The semiconductor industry has been in place for many decades and provides the world’s digital electronics market with a growing variety of products. Over the life of the semiconductor industry, continuous technology developments have enabled miniaturization and given rise to an increasing level of design complexity. This increased complexity has had the effect of increasing structural costs; thus, the semiconductor industry has had to find ways to mitigate this. To this end, the industry has transitioned from being highly vertically integrated to being an industry that looks for horizontal specialization to alleviate structural cost. This in turn has given way to the creation of a sub-sector, semiconductor IP, which serves the needs of semiconductor companies by enabling them to outsource the cost of technology development where there is an inequality between the economic benefit of the development versus the differentiation that the company can achieve for the development. Specific areas where this outsourcing has occurred in a significant manner are in embedded microprocessors and physical IP.

Microprocessors are embedded in a wide variety of high-volume electronic products, ranging from video games to automotive control systems to digital cellular phones. While most of these microprocessors are invisible and inaccessible to the end user, product designers use the computational capabilities of these embedded microprocessors to implement the operating features of electronic products and control systems. “Embedded microprocessor” is a general term that refers to microprocessors other than the central processing unit (“CPU”) in traditional desktop personal computers (“PCs”).

The embedded microprocessor market has grown to support new electronic products as well as new capabilities and features in existing products. New products with easier user interfaces, such as mobile phones and audio players, all depend on embedded microprocessors. At the same time, new capabilities and features also drive the need for new and more powerful embedded microprocessors in products such as smartphones and digital televisions. As consumers demand electronic products and control systems with more features, capabilities and portability, systems companies which manufacture these products and control systems are demanding embedded microprocessors that support increasingly complex functions at low cost, that use energy efficiently, that can be rapidly implemented to shorten time to market and that are available in volume from multiple sources.

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

These designs are highly complex, containing, in some cases, hundreds of millions of transistors. SoC designers incorporate functional blocks in the form of standard physical IP libraries that translate the circuit design of the SoC into the physical layout of transistors on a silicon wafer. The SoC will typically be fabricated either at the in-house facility of the designer’s semiconductor company or at one of the industry’s foundry manufacturing companies. As process node geometries continue to shrink, the increasing complexity of developing physical IP libraries is rendering the in-house development of such technology increasingly expensive and economically unattractive, as compared to the product differentiation derived from the optimization to the designer’s semiconductor manufacturing process. The Company believes that over the long term, there will be an ever-increasing need for companies to outsource this activity in order to meet the demand of increased functionality within digital devices while remaining at a reasonable price.

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

ARM Solution

ARM addresses the needs of the semiconductor industry by designing and licensing microprocessors, physical IP, system components and software and development tools which enable the rapid design of embedded microprocessor solutions for use across a wide variety of applications. ARM offers systems designers a family of powerful, low-cost, energy-efficient microprocessor “cores” based on a common architecture and spanning a wide performance range. The design of these microprocessor cores (the “IP”) is then incorporated by ARM partners with other functional and computational blocks to develop semiconductor chips which are then incorporated into digital electronics products.

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

In addition, the Company provides the necessary development boards, software development toolkits and software debug tools, which facilitate system design and rapid development of system solutions. Finally, to further support the Company’s architecture, the Company continues to grow its on-chip fabric IP, graphics IP, video IP and embedded software business units and also provides training and support services.

ARM believes that worldwide support from its semiconductor, software, design and tools partners provides systems companies with a microprocessor architecture and physical library components which are available from multiple sources and which, due to the flexibility offered by a common architecture, enables semiconductor partners and systems designers rapidly to design chips based on the ARM architecture and facilitates ongoing design and maintenance efforts at cost-competitive prices.

The Company Believes That Key Benefits of the ARM Solution are:

Maximum flexibility of performance, cost and power. The Company offers a wide range of high-performance, low-cost solutions which enable systems designers to make the appropriate performance/price trade-offs for use in a particular application. The ARM architecture offers designers the flexibility to select an ARM processor with performance, die area (chip size) and power consumption characteristics appropriate for a specific application. ARM believes that its microprocessor architecture offers designers the opportunity to design embedded microprocessors at leading price/performance ratios. ARM believes that incorporating the ARM physical IP libraries for high performance or low power gives the designer a further advantage in using the ARM solution. By minimizing the die size of ARM cores and microprocessors, maximizing the energy-efficiency, and maximizing the performance through the combination of the microprocessor core and physical IP system, designers receive an unparalleled advantage by usage of the ARM portfolio of products.

Standards, re-use, and broad support enable rapid system design. As systems become more complex, use and re-use of proven hardware and software intellectual property are essential to achieve time to market and cost goals. ARM provides a set of IP that enables system designers to standardize portions of their semiconductor chip design and development which enables significant reductions in development time and costs. In addition, ARM offers a means of creating flexible system designs through its range of fabric IP based on the AMBA standard. This allows the designer to concentrate on application-specific portions of the system design, where they add real value. By deploying standard solutions across its range of cores and platforms, and making them widely available via its partnership business model, ARM attracts strong third-party support in the form of EDA modeling tools, software development tools, debug tools, operating system and real-time operating system ports, software intellectual property and peripherals.

Global partner network. ARM’s global network of partners assures systems companies of sufficient availability for high-volume products and, together with ARM’s international presence, gives systems designers global support for their design development. At December 31, 2008, ARM’s technology has been licensed to 210 semiconductor companies, including the majority of leading semiconductor companies worldwide. ARM’s broad semiconductor partner base provides systems companies with a wide range of suppliers, thus reducing the dependence of systems companies on any one supplier and producing price competition helping to contain costs of ARM-based microprocessors. ARM’s various partners build their own solutions using ARM technology; there are a growing number of ARM-based ASSPs and microcontrollers available for use by systems companies, thus facilitating their use of the ARM architecture. The Company works with numerous, industry leading software systems and tools and development partners, including WindRiver, Symbian, Microsoft Corporation, Google, Mozilla, Sun Microsystems, and many others who provide the third-party support needed to facilitate the use of ARM technology in a wide variety of applications.

Development of software tools and platforms. ARM designs and manufactures its own RealView family of tools that span the complete development process from concept to final product deployment. Each product within the RealView portfolio has been developed closely alongside ARM cores ensuring it maximizes the cores’ performance. The RealView family of embedded software tools and hardware platforms enables validated support for device development. Support for ARM cores is provided in the RealView Development Suite at an early stage when lead partners are just starting to develop designs incorporating new ARM cores. For ARM partners producing microcontrollers, ARM has a single solution for their end-users with the RealView Microcontroller Development Kit, based on the industry leading Keil microcontroller tools, that facilitates end-users migration from 8- to 32-bit MCUs.

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

The Company also intends to generate a diversified revenue base beyond license fees and royalties through support, maintenance and training, and from sales and licensing of toolkits, development boards and systems software. In addition, the Company believes that revenues from support and maintenance, the sale and licensing of development tools and system and physical IP will increase as the ARM architecture continues to become more established across a broader range of markets.

To help designers to design systems based on ARM technology and develop software for ARM-based microprocessors, ARM also provides compilers, debuggers and development boards. These tools enable optimal software to be created and improve productivity for system and software developers. These products are sold as a one-time cost to the customer and do not typically include a royalty.

Leverage partner alliances. ARM’s semiconductor partners help grow the total ARM market by integrating their own intellectual property in conjunction with ARM technology, thus combining their own particular strengths with those of ARM to provide an extensive array of ARM-based solutions. ARM’s business model also enables the Company to benefit from the extensive manufacturing, marketing and distribution networks of its semiconductor partners. The marketing and direct selling of semiconductors to systems companies is undertaken by ARM’s partners. ARM’s ability to manage its partnerships effectively has been and will continue to be a major challenge and a key factor in its success. See “Item 3. Key Information—Risk Factors—We Are Dependent on Both Our Semiconductor Partners and Major Physical IP Licensees.”

Increased availability of third-party support of ARM technology. ARM has established partnerships to develop software, tools, operating systems and designs to maximize the level of support for ARM’s technology and provide an efficient environment for system designers. Increasing acceptance and implementation of ARM technology has led to various third parties adapting software programs and development tools to ARM’s architecture. To the extent that such acceptance continues, it should drive even broader acceptance of the ARM technology by systems companies and end users. See “Item 3. Key Information—Risk Factors—The Availability of Development Tools, Systems Software, EDA Tools and Operating Systems Is Crucial to the Market Acceptance of Our Products” for a discussion of the Company’s reliance on the availability of systems software and development tools compatible with the ARM architecture.

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

Strategic involvement in related products and services. ARM will continue to analyze its market and communicate with its partner network to identify opportunities for product innovation and new product creation, including with respect to features such as low power, high performance media and graphics, security, the creation of efficient code and platform execution environments. ARM will also continue to develop products and encourage and support industry standardization efforts to address the challenges that result from shrinking semiconductor process geometries and the increasing cost and complexity of semiconductor chip design. ARM maintains an ongoing five-year strategy plan for the development and growth of the business and constantly monitors its marketplace and evaluates new business, investment and acquisition opportunities.

Target Markets

ARM is continuing to see the convergence of the consumer electronics and telecommunications IT markets. This is being driven by a need for low-power, high-performance, secure components which need to be easy to both design and use. The Company’s five market segments (Home Solutions, Mobile Solutions, Enterprise Solutions, Embedded Solutions and Emerging Applications) each demonstrate some or all of these requirements but differ in their applications. The Company continues to evolve from focusing on digital products to focusing on the way people use digital products and also on the solutions the Company provides to meet this demand worldwide.

Home Solutions. In the home solutions market, the management and display of audio-visual content are the foremost concerns of consumers. Within this market, applications like digital TVs, set-top boxes, digital still cameras and gaming devices deliver visual content to the home. ARM is well placed in this market with its scalable architecture performance up to 1 GHz, application-accelerating features for Java (Jazelle), and physical IP libraries.

Mobile Solutions. The mobile market comprises a wide variety of mobile communication and portable computing devices, each with their own characteristics and needs. The applications include wireless handsets, mobile computers, portable media players and bluetooth devices. For each of these products, mobility (being able to use them while on the go) is the key concern to consumers. With ARM’s high performance/low power architecture, ARM’s customers can balance performance and power with cost, so that ARM ultimately provides the best solution to end users. With the acceleration of applications becoming critical, NEON and Jazelle are well placed to meet the demands of this market. As low power is critical in mobile devices in order to extend battery life, products such as video and graphics processors, and physical IP libraries are well positioned.

Enterprise Solutions. In today’s world, having the data you need at your fingertips is key. In the Enterprise Solutions market, ARM focuses on the way data is handled through devices such as storage devices, printers and wireless and wired networking. ARM’s range of microprocessor performance, development systems and data efficient architecture give ARM a competitive advantage in this market space.

Embedded Solutions. The world of embedded processors is growing in multiple areas, including anti-lock braking systems, smartcards and industrial control applications. This market has the potential to grow substantially, especially as existing 8- and 16-bit applications need to migrate to 32-bit processors. The reliability and software reusability of the ARM architecture positions ARM to penetrate this market. In addition, the introduction of products such as the Cortex-M3 and Cortex-M0, with its low gate count, small size and capabilities for high code density, together with Keil’s complementary MCU tools, positions, ARM for taking design slots once owned by 8- and 16-bit processors.

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

For a breakdown of total revenues by geographic market, see Note 14 to the Consolidated Financial Statements.

ARM’s Products and Services

ARM’s comprehensive product offering includes the following:

•	Microprocessor Cores: 16/32-bit RISC microprocessors cores, including specific functions such as video and graphics IP and on-chip fabric IP;

•	Embedded software;

•	Physical IP;

•	Development tools; and

•	Support and maintenance services.

Processor Cores

Traditionally, microprocessor designers concentrated on maximizing performance, with cost and size as secondary concerns. Anticipating the growth in portable and embedded markets, ARM has always focused on producing low-cost microprocessor cores that offer the higher performance that increasingly complex applications demand, yet operate within the power constraints of portable devices. This emphasis on low power consumption and low chip and system cost has made ARM’s products suitable for a broad range of applications.

Low power consumption has wider benefits in a broad range of markets. In addition to its clear advantage for battery operated devices, it enables the use of lower cost packaging, lower cost power supply components, and it allows more electronics to be packed into a small space without requiring the expense of cooling by fan or air-conditioning.

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

Thumb-2. The Thumb-2 instruction, introduced in 2003, is a second generation of the Thumb instruction set. It is a blended 32-bit and 16-bit instruction set that gives the designer more performance than the Thumb instruction set but achieves similar code density. This instruction set is supported in the ARM11-family and the Cortex-family of processors.

EmbeddedICE. EmbeddedICE is a software debug capability, which allows a programmer to debug code running on an ARM processor deeply embedded within a larger system-on-chip or chip. The ARM software development toolkit running on a PC communicates with EmbeddedICE logic within the processor core via an interface. This capability was developed by ARM specifically to address debugging issues unique to integrated processor cores. The Multi-ICE interface extends the capability of EmbeddedICE to allow debugging of multiple processor cores.

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

DSP Extensions. ARM cores are frequently used with a separate DSP in markets where the integration of DSP functionality with microprocessor control functionality is critical, such as:  disk drives, DVD drives, modems, digital audio equipment, pagers and other communications products. Currently, most solutions use separate, incompatible development tool chains for the microprocessor and the DSP. In response to customer demand for DSP functionality with general purpose control capability in one integrated processor, and with a unified development environment, ARM introduced the “E” extensions to the ARM9 family to provide enhanced performance in fixed point DSP applications. These extensions further enhance the multiply-accumulate capability, and add efficient support for saturating arithmetic. This gives a single combined microprocessor and signal processor engine, offering a simpler system design, lower cost, and improved time to market. The extensions are incorporated in the ARM9, and ARM11 families of processors.

VFP. Vector Floating Point coprocessors have been developed for the ARM9 and ARM11 families of processors. Capable of operating on single and double precision floating point values, combined with a small amount of software, they provide complete support for the IEEE754 floating point standard.

Jazelle. ARM Jazelle technology is incorporated into a range of products including the ARM9-family and ARM11-family and the ARM JTEK (“Java Technology Evaluation Kit”) software for enabling application developers to build Java compatible products offering high efficiency and low cost. ARM Jazelle technology allows a single microprocessor to execute applications written in Java, and in conventional languages such as ANSI C and C++ without requiring an additional coprocessor – thus reducing system complexity and time-to-market. For a typical application, a Jazelle enabled processor will execute most Java byte codes directly, speeding Java program execution and delivering significant performance acceleration for applications written in Java programming language. Systems enabled with ARM Jazelle technology achieve significantly higher performance than software emulation systems and do not suffer from the high memory requirements associated with just-in-time compilation techniques.

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

The ARM Microprocessor Families

ARM architecture processors offer a wide range of performance options in the ARM7 family, ARM9 family,  ARM11 family, ARM Cortex family and ARM SecurCore family. Scalability, the ability to match processing power to the application, is an important consideration when designers select a microprocessor family. The ARM architecture gives systems designers a wide choice of processor cores at different performance/price points, yet all ARM microprocessors use substantially the same instruction set and are capable of running the same software. This protects the investments ARM’s customers make in software development, software tools and staff training. The ARM product roadmap offers customers a proven RISC architecture and intends to deliver innovative, powerful and cost-effective solutions to industry needs in future generations, while maintaining a high degree of compatibility.

ARM offers a range of processor cores integrated with memory system solutions such as Cache Memories, Memory Protection Units, and Memory Management Units. Many ARM processor cores can be extended using the coprocessor interface and coprocessor instruction set space to add more functionality.

ARM7 microprocessor core is ARM’s most widely licensed product. It is a low power, general purpose 32-bit RISC microprocessor core particularly suitable where strict die area and power constraints must be satisfied while maintaining reasonably high performance, as in portable telecommunications. It uses the ARMv4T instruction set with Thumb extension, enhanced Multiply, and EmbeddedICE extensions integrated within the core. See “—Architectural Extensions” above. The ARM7 offers 32-bit architecture capable of operating from 8/16-bit memory on an 8/16-bit bus for low system cost through the implementation of the Thumb instruction set. It is used in cost-sensitive embedded control applications and has been highly successful in the digital cellular telephone market.

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

ARM11 family. The ARM11 family comprises a range of microprocessors in the 300-600MHz range. Each processor has been designed for a specific application or function such as an application processor for a smart phone or controlling the engine management system in a car. Therefore, each has differentiating features appropriate for that application, such as support for fast interrupt response time, multiprocessing support and additional instructions for decoding video streams.

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

Video IP

In December 2008, ARM acquired Logipard AB, a leading video processor and imaging technology company, from Anoto Group AB. The acquisition of video processor technology builds on the success of the ARM’s 3D graphics processor, and enables ARM to provide customers with an integrated multimedia platform, which is becoming increasingly important in devices such as mobile computers, portable media players and digital TVs.

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

Embedded Software

As digital devices become more complex in response to consumer demand for higher performance devices, software plays an increasingly important role in the development of advanced digital devices. Through the development of optimized embedded software, ARM seeks to enable its customers to bring these devices to market faster and with enhanced performance and functionality. This enables ARM to gain design wins in new technology and at the same time to establish new revenue streams for software IP. With a combination of innovation and partnership in embedded software, ARM has delivered the Mali graphics software stack, a complete set of optimized components that enables Java applications to fully exploit the underlying 2D and 3D hardware capabilities of wireless handsets.

In addition to internal development activities, ARM continues to invest in the ARM Connected Community program, which embraces more than 500 partners from across the technology spectrum and has resulted in ARM’s architecture being supported by the broadest range of operating systems (“OS”) in the market, including leading OS vendors such as Microsoft and Symbian. ARM’s embedded software, combined with that of its partners, enhances the full performance potential of ARM compute engines for advanced digital products.

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

PIPD

Following the acquisition of Artisan, ARM has become a leading provider of physical IP components for the design and manufacture of integrated circuits, including SoCs. ARM’s products include embedded memory, standard cell, input/output components and analog and mixed-signal products, which are designed to achieve the best combination of performance, density, power and yield for a given manufacturing process. ARM’s physical IP components are developed for a variety of process geometries ranging from 28nm – 250nm design and are tested by producing them in silicon to ensure that they perform to specification, reducing the risk of design failure and gaining valuable time to market. ARM licenses its products to customers for the design and manufacture of integrated circuits used in complex, high-volume applications, such as portable computing devices, communication systems, cellular phones, consumer multimedia products, automotive electronics, personal computers and workstations.

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

Physical IP Products

Memory products. ARM’s embedded memory components include random access memories, read only memories and register files. ARM’s high-speed, high-density and low-power components include single- and dual-port random access memories, read only memories, and single- and two-port register files. ARM’s embedded memory components are configurable and vary in size to meet the customer’s specification. For example, ARM’s memory components will support sizes from 2- to 128-bits wide and from 8 to 16,384 words. All of ARM’s memory components include features such as a power-down mode, low-voltage data retention and fully static operation. In addition, ARM’s memory components may include built-in test interfaces that support popular test methodologies. ARM offers an additional feature for its memory components, known as Flex-Repair™  that includes redundant storage elements which may help increase the manufacturing yield of integrated circuit designs containing large memories.

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

Logic products. Standard cell libraries map the logic functions of a design to the physical functions of the design, an essential function for all integrated circuits. ARM’s standard cell products are optimized for each customer’s preferred manufacturing process and integrated circuit design tool environment, resulting in greater density as compared to competitive standard cell components. ARM offers standard cell components that are optimized for high performance, high density or ultra high density to meet the needs of different markets.

ARM logic products deliver optimal performance, power and area when building ARM Processors, Graphics, Video and Fabric IP along with general SoC subsystem implementation, designed to deliver highest yield through extensive manufacturing optimization.

Interface products. ARM offers a wide variety of specialized input/output components that are compatible with industry standard interfaces. In addition, ARM offers interface components for many additional industry standard interfaces. Every input/output component utilizes each integrated circuit manufacturer’s proprietary manufacturing process rules, pad pitch and electrostatic discharge requirements, resulting in superior performance, reliability and manufacturability.

High-speed interface products. ARM delivers physical interface and analog timing products for a broad range of SDRAM DDR (double-data rate) applications ranging from high-speed mission critical applications to low-power memory sub-systems. These interface products have been optimized for high data bandwidth, low power and enhanced signaling integrity features to enable support for a wide range of applications from high-end graphics and high-speed communications to low-power handsets thereby completing ARM’s Processor to pads physical IP offerings.

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

Systems Design

RealView software development tools help a software design engineer deliver proven products right the first time. Engineers use these tools in the design and deployment of code, from applications running on open operating systems right through to low-level firmware.

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

RealView® Hardware Platforms are ideal systems for prototyping ARM-based products. This enables the function of the product to be confirmed in advance of building a silicon chip with a foundry or with a silicon partner. Building a silicon chip is an expensive process which requires a high degree of certainty in the prototype product function. There are three families of boards within the RealView Hardware Platforms:  Integrator TM , Versatile and Soft Macrocell Models. The RealView Integrator product family allows prototypes of the product to be built with a range of ARM cores provided as part of the system. The RealView Versatile family, which includes the RealView Versatile Platform Baseboard, allows software to be executed at a higher speed to check the interaction of the software and the hardware at speeds close to those that are used in the final product. RealView Hardware Platforms are ideal systems for prototyping ARM-based products. They are suitable for architecture and CPU evaluation, hardware and software design, and chip emulation.

Following the acquisition of Keil Elektronik GmbH and Keil Software, Inc. in October 2005, ARM has introduced the RealView Microcontroller Development Kit for the ARM microcontroller family which supports ARM-based microcontrollers and 8051-based microcontrollers from companies such as Analog Devices, Atmel, Philips, Samsung, Sharp and STMicroelectronics. The RealView Microcontroller Development Kit is used by developers who are building products and writing software using standard off-the-shelf microcontrollers.

Support and Maintenance Services

Support, maintenance and training. ARM provides support and maintenance services under its license agreements to its semiconductor partners as well as ARM product-related training. See “—License Agreements” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview—Service Revenues—Support and maintenance.” In order to serve its partners better, ARM plans to expand the range of support, maintenance and training services currently offered and to extend the availability of such services from its overseas offices. To this end ARM has Technical Support staff in its Bangalore, India and China offices. See “Item 3. Key Information—Risk Factors—Our International Operations Expose Us to Risks” for a discussion of certain risks inherent in our international operations.

ARM Partner Network

Semiconductor partners. ARM licenses its technology on a worldwide and non-exclusive basis to semiconductor partners that manufacture and sell ARM-based chip solutions to systems companies. At December 31, 2008, ARM’s technology has been licensed to 210 semiconductor companies, including many of the leading semiconductor companies worldwide. ARM serves this geographically diverse base from offices in the UK, P.R. China, France, Germany, Belgium, Israel, Japan, South Korea, Taiwan, India, Singapore and the United States.

Tools and development partners. ARM enables its tools and development partners to design tools that help ARM’s semiconductor partners and customers design ARM-based systems. ARM provides IP and support to these tools and development partners to give end customers of the ARM architecture the widest possible range of tools support.

Design partners. There are many design companies who develop ARM-based solutions for specific customer needs. Tasks for the system designers range from developing World Wide Web browser software for ARM-based platforms to offering turnkey product design services. The Company has also introduced the ARM Approved Design Center Program whereby design houses, which pass our strict qualification process, are able to access ARM technologies to enable them to undertake ARM-based designs for third parties.

License Agreements

ARM is the owner of IP in the field of microprocessor architecture and implementation for embedded signal processing, graphics IP, video IP, system platforms, peripherals, system software and software development and debug tools and physical IP components. ARM creates innovative technology which incorporates such IP. ARM grants licenses to such technology to semiconductor manufacturers, IDMs and fabless companies, original equipment manufacturers and chip design houses to enable such licensees to design, manufacture and distribute silicon chips which combine such technology with licensees’ own differentiating proprietary technology. The licenses are granted under written agreements which contain contractual terms and conditions to protect the technology and the intellectual property embodied therein and to limit ARM’s liability in respect of licensees’ use of the technology. There are a number of different forms of license offered by ARM which are structured to address different licensee requirements and different intellectual property protection issues. In all forms of license, ARM strictly controls the modification rights which it grants to its technology and mandates, in order to protect the integrity of the ARM architecture, that the technology is verified by reference to ARM specified tests prior to distribution in licensee products.

Fees and royalties. With regard to microprocessors, ARM typically charges a license fee for access to its technology and a royalty for each unit of silicon which incorporates ARM’s technology and is distributed by the licensee. ARM licenses its physical IP components on a non-exclusive, worldwide basis to major IC manufacturers and IC design teams that are customers of such manufacturers.

License fees are invoiced in accordance with an agreed set of milestones. Revenue generated in the form of license fees is recognized in accordance with IFRS. Royalties are invoiced quarterly in arrears.

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

The Architecture License provides the licensee with the flexibility to differentiate its ARM-based products by creating alternative implementations of the licensed architecture, while retaining instruction set compatibility.

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

The Subscription License allows a partner access to a selected set of ARM products, including unspecified future products, over a defined time period for a set annual fee. Design rights are granted for the subscription period, and manufacturing rights are perpetual for ARM-based products designed during that period.

The Foundry Program effectively splits an Implementation License into two parts. The Foundry License is a manufacturing license held by the foundry, which gives the foundry the right to manufacture ARM products but only for a partner who has the corresponding Single Use Design License. The Single Use Design License is held by the partner and gives it the right to design products using the specified ARM product. The Single Use Design Licensee only has access to a design kit and does not get access to the layout of the core. The Single Use Design Licensee will ship the design of the ARM-compliant product to the foundry quoting a design identification and the foundry will only accept the design if the correct design identification is quoted. At the foundry, the full layout of the ARM product is merged into the ARM-compliant product prior to manufacture. All royalties are payable by the Single Use Design Licensee.

License Programs in respect of Physical IP

ARM charges manufacturers a license fee that gives them the right to manufacture ICs containing physical IP components ARM has developed for its manufacturing process. Manufacturers also agree to pay ARM royalties based on the selling prices of ICs or wafers that contain ARM’s physical IP components. Generally, ARM credits a small portion of the royalty payments to the manufacturer’s account to be applied against license fees for any future orders placed with ARM within a certain time period, if any, payable by the manufacturer. The portion of the royalty payment that is credited to a manufacturer’s account to be applied against future license fees, if any, is based on negotiations at the time the license arrangement is signed.

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

The Company believes that the ARM architecture is the leading independent microprocessor technology openly licensed to other companies and that the broad presence afforded to the Company through its established worldwide network of partners gives it an advantage over other companies which license microprocessor-related technology. The Company believes that its products offer high performance at competitive prices, and compete favorably in the embedded market by providing an open compatible architecture that is scalable from high-performance multimedia applications to small battery operated devices. However, there can be no assurance that the Company will be successful in the face of increasing competition from new technologies or products introduced by existing competitors and by new companies entering the market. See “Item 3. Key Information—Risk Factors—Competition—We May Not Be Able to Compete Successfully in the Future” and “Item 3. Key Information—Risk Factors—Our Architecture, Physical IP Libraries and Development Systems Tools May Not Continue to Be Accepted by the Market.”

Patent and Intellectual Property Protection

The Company has an active program to protect its proprietary technology through the filing of patents. The Company currently holds 427 US patents on various aspects of its technology, and 734 non-US patents with expiration dates ranging from 2012 to 2029. In addition, the Company has 414 patent applications pending in the United States and an additional 576 patent applications pending in the United Kingdom and various other jurisdictions. The Company’s US patents do not prevent the manufacture or sale of ARM-based products outside of the United States. There can be no assurance that the Company’s pending patent applications or any future patent applications will be approved or will not be challenged successfully by third parties, that any issued patents will protect the Company’s technology or will not be challenged by third parties, or that the patents of others will not have an adverse effect on the Company’s ability to do business. Furthermore, there can be no assurance that others will not independently develop similar or competing technology or design around any patents that have been or may be issued to the Company.

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

In any potential dispute involving the Company’s patents or other intellectual property, the Company’s licensees could also become the target of litigation. The Company is generally bound to indemnify licensees under the terms of its license agreements. Although ARM’s indemnification obligations are generally subject to a maximum amount, such obligations could nevertheless result in substantial expenses to the Company. In addition to the time and expense required for the Company to indemnify its licensees, a licensee’s development, marketing and sales of ARM architecture-based products could be severely disrupted or discontinued as a result of litigation, which in turn could have a material adverse effect on the Company’s business, financial condition and results of operations. See “Item 3. Key Information—Risk Factors—We May Be Unable to Protect and Enforce Our Proprietary Rights and We May Have to Defend Ourselves Against Third Parties Who Claim That We Have Infringed Their Proprietary Rights.”

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

As of December 31, 2008, ARM had 1,136 full-time research and development staff located at offices in Cambridge, Maidenhead, Sheffield and Blackburn in the United Kingdom; Sophia Antipolis and Grenoble, France; Leuven-Heverlee, Belgium; Aachen and Grasbrunn, Germany; Trondheim, Norway; Sentjernej, Slovenia; Austin, Texas, USA; Cary, North Carolina, USA; Sunnyvale, Irvine and San Diego, California, USA; Olympia, Washington, USA; and Bangalore, India.

In 2006, 2007 and 2008, research and development costs were approximately £84.9 million, £84.0 million and £87.6 million, respectively. Costs in 2006, 2007 and 2008 included £10.1 million, £9.7 million and £10.3 million, respectively, of share-based payments charges in accordance with IFRS 2. Excluding these charges, R&D costs were 28%, 29% and 26% of total revenues in 2006, 2007 and 2008 respectively, reflecting the operating leverage in the business.

Acquisitions

Logipard AB

On December 16, 2008, the Company purchased the entire share capital of Logipard AB from Anoto Group AB and other shareholders for total cash consideration of SEK 68 million (£5.5 million) and £0.1 million of related acquisition expenses. The acquisition of video processor technology builds on the success of the ARM’s 3D graphics processor, and enables ARM to provide customers with an integrated multimedia platform, which is becoming increasingly important in devices such as mobile computers, portable media players and digital TVs.

ORGANIZATIONAL STRUCTURE

ARM Holdings plc is the holding company for a number of subsidiaries. The following is a list of our significant subsidiaries at December 31, 2008. Not all subsidiaries are included, as the list would be excessive in length. Unless stated otherwise, each subsidiary is wholly owned.

Company	Jurisdiction of Incorporation
ARM, Inc	United States
ARM Germany GmbH	Germany
ARM KK	Japan
ARM Korea Limited	South Korea
ARM Limited	England and Wales
ARM Taiwan Limited (99.9% owned)	Taiwan
ARM France SAS	France
ARM Consulting (Shanghai) Co. Ltd.	P.R. China
ARM Belgium N.V.	Belgium
ARM Norway AS	Norway
ARM Sweden AB (formerly Logipard AB)	Sweden
ARM Embedded Technologies Pvt. Ltd.	India
ARM Physical IP Asia Pacific Pte. Ltd.	Singapore

PROPERTIES

The Company leases land and buildings for its executive offices, engineering, marketing, administrative and support operations and design centers. The following table summarizes certain information with respect to the principal facilities leased by the Company:

Location	Freehold/Leasehold	Lease Term and Commencement Date	Approximate Area (square feet)	Principal Use
Cambridge, UK (110 Fulbourn Road)	Leasehold	20 years September 20, 1999	45,000	Executive offices and engineering, marketing and administrative operations
Cambridge, UK (130 Fulbourn Road)	Leasehold	20 years March 25, 2002	35,000	Executive offices and engineering, marketing and administrative operations
Cambridge, UK (90	Leasehold	20 years	10,000	Executive offices and

Location	Freehold/Leasehold	Lease Term and Commencement Date	Approximate Area (square feet)	Principal Use
Fulbourn Road)		December 25, 1993		engineering, marketing and administrative operations
Maidenhead, UK	Leasehold	25 years July 28, 1998	20,000	Executive offices and design center
San Jose, California, USA	Leasehold	7 years August 1, 2008	92,000	Executive offices and engineering, marketing and administrative operations
Austin, Texas, USA	Leasehold	5 years August 1, 2004	34,000	Design center, marketing and support operations
Austin, Texas, USA	Leasehold	7 years August 1, 2009	42,000	Design center, marketing and support operations*
Bangalore, India	Leasehold	5 years July 15, 2007	44,500	Design center
Bangalore, India	Leasehold	5 years January 13, 2006	44,000	Executive offices and engineering, marketing and administrative operations

* These offices are not yet occupied by the Company.

In addition, the Company leases offices in Sheffield, England; Blackburn, England; Leuven-Heverlee, Belgium; Aachen and Grasbrunn, Germany; Trondheim, Norway; Lund, Sweden; Sophia Antipolis and Grenoble, France; Sentjernej, Slovenia; Irvine, California, USA; Plano, Texas, USA; and Olympia, Washington, USA that are used for engineering and administrative purposes as well as in Shin-Yokohama, Japan; Taipei, Taiwan; and Seoul, South Korea which are used for marketing and support operations. Company personnel based in Boston, Massachusetts, USA; Detroit, Michigan, USA; Salem, New Hampshire, USA; Cary, North Carolina, USA; San Diego, California, USA; Shanghai and Beijing, P.R. China; Munich, Germany; Paris, France; Singapore and Kfar Saba, Israel have office space available to them.

ITEM 4A.                      UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

The following discussion should be read in conjunction with the consolidated financial statements of ARM Holdings plc and notes thereto included elsewhere in this document which have been prepared in accordance with IFRS, which differ in certain respects from U.S. GAAP, and with the discussion of certain risk factors set forth under “Item 3. Key Information—Risk Factors” that might materially affect the Company’s operating results and financial condition.

We have decided to report under IFRS, with effect from January 1, 2008, and have prepared our financial statements according to IFRS, including comparatives. In addition, a reconciliation showing material adjustments between the Company’s IFRS and US GAAP financial statements for the years ended December 31, 2007 and 2006 and its results of operations for those years is detailed in note 30 to our consolidated annual financial statements included elsewhere in this report.

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

In fiscal year 2008 the semiconductor industry as a whole declined by about 4%. The Company once again grew revenues, achieving a growth rate in US dollar revenues of approximately 6%. Looking ahead to 2009, while not immune from the impact of the industry slowdown, the Company continues to build an established base of licensees that drives long-term royalty growth. The current licensing opportunity pipeline to enlarge that base further remains robust. Although there is less visibility than usual, the Company is positioned to perform resiliently in the context of the challenging trading environment.

The Company has remained both profitable and cash generative (before investing activities). On operating profits of £59.9 million, cash inflows from operating activities were £100.5 million, resulting in cash being returned to shareholders through dividends and share buybacks of £66.7 million and a year-end cash, cash equivalents, short-term investments and marketable securities balance of £78.8 million.

Revenues

The Company’s revenues are classified as either “Product Revenues,” consisting of license fees, sales of development systems and royalties, or “Service Revenues,” consisting of revenues from support, maintenance and training. The most significant component of ARM’s total revenues are license fees and royalty income which accounted for approximately 83%, 83% and 84% of total revenues in 2006, 2007 and 2008, respectively.

License fees as a percentage of total revenues will be affected by fluctuations in royalties and in demand for ARM’s development systems and support and maintenance services. These products and services complement ARM’s basic licenses by supporting ARM’s traditional semiconductor partners in their efforts to reduce time to market. In addition, they provide ARM with a way to support systems companies who purchase finished ARM products from semiconductor companies as well as certain software vendors whose software runs on ARM microprocessors. Growth in these complementary products and services will depend on continued success in demonstrating to semiconductor companies, systems companies and software vendors the enhanced implementation possibilities which such products and services provide for ARM technology-based products and, more generally, on continued market acceptance of the ARM architecture. Growth in these complementary products and services will also depend on whether the Company can devote sufficient engineering staff to support growth in services. Revenues from development systems and support and maintenance services was approximately 17%, 17% and 16% of total revenues in 2006, 2007 and 2008, respectively.

Revenues from royalties accounted for approximately 41%, 40% and 49% of total revenues in 2006, 2007 and 2008, respectively. The Company believes royalty revenue will continue to contribute a significant portion of total revenue going forward as the total number of partners and licenses increases.

As of December 31, 2008, the Company had 210 semiconductor licensees who, in turn, provide access to many other customers worldwide.

Product Revenues

License fees. Most licenses are designed to meet the specific requirements of the particular customer and can vary from rights to embed ARM technology into a customer’s own application specific product to the complete design of a “system-on-chip.” See “Item 4. Information on the Company—Business Overview—License Agreements.” Over the term of a license, contractual payments can range from hundreds of thousands of dollars to several millions of dollars. The intellectual property licensed by the Company consists of software and related documentation which enable a customer to design and manufacture microprocessors and related technology and software. A license may be perpetual or time-limited in its application. In general, the time between the signing of a license and final customer validation of the ARM technology is between 6 and 15 months with most time allocated to the period between delivery and validation of the technology. Delivery generally occurs within a short time period after the signing of a license. The licensee obtains license rights to the intellectual property at the time of signing. In addition, the licensee obtains ownership of the licensed rights to the in-process customization as well as the completed customization. License fees are invoiced according to an agreed schedule. Typically, the first invoice is on signing of the contract, the second is on delivery of the customized intellectual property (being the intellectual property and other technical information relating to the product licensed) and the third is a date-based milestone, usually within nine months of signature of the license. No upgrades or modifications to the licensed intellectual property are provided, except those updates and upgrades provided on a when-and-if-available basis under post-delivery service support. Following licensee validation of the ARM technology, the Company has no further obligations under the license agreement, except those under a valid post-delivery service support arrangement as mentioned above.

In addition to the license fees, contracts generally contain an agreement to provide post-delivery service support (support, maintenance and training) which consists of an identified customer contact at the Company and telephonic or e-mail support. Fees for post-delivery service support, which take place after customer acceptance, are specified in the contract. Revenues from post-delivery service support are shown within Service Revenues and are discussed further below under “—Service Revenues—Support and maintenance.”

Development systems. Dollar revenues from sales of development boards and tool kits have grown steadily with demand from licensees, systems companies and certain software vendors whose software runs on ARM microprocessors. Further revenue growth has arisen from the introduction of new MCU tools following the acquisition of Keil.

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

Systems software. The Company earns additional product revenues with the sale of systems software. Revenue is recognized on customer acceptance.

Service Revenues

Support and maintenance. ARM generally requires its licensees to pay an annual fee for support and maintenance for a minimum of one year. The fair value of this post-delivery service support is determined by reference to the consideration the customer is required to pay when it is sold separately, and the service portion is recognized ratably over the term of the support arrangement. Revenue related to post-delivery service support is recognized based on fair value, which is determined with reference to contractual renewal rates.

Costs of Revenues

Product costs. Product costs are limited to variable costs of production, such as the costs of manufacture of development systems, amortization of the Company’s third-party technology licenses, cross-license payments to collaborative parties and the time of engineers on Physical IP projects.

Service costs. Service costs include the costs of support and maintenance services to licensees of ARM technology.

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Note 1 to the Consolidated Financial Statements. We believe our most critical accounting policies include revenue recognition and cost estimation on certain contracts for which we use a percentage-of-completion method of accounting, impairment of purchased goodwill and intangible assets and loss provisions.

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

Revenue Recognition

The Company follows the principles of IAS 18, “Revenue recognition,” in determining appropriate revenue recognition policies. In principle, therefore, revenue is recognized to the extent that it is probable that the economic benefits associated with the transaction will flow into the Company.

Revenue is shown net of value-added tax, returns, rebates and discounts, and after eliminating sales within the Company.

Revenue comprises the value of sales of licenses to ARM technology, royalties arising from the resulting sale of licensees’ ARM technology-based products, revenues from support, maintenance and training and the sale of development boards and software toolkits.

Revenue from standard license products which are not modified to meet the specific requirements of each customer is recognized when the risks and rewards of ownership of the product are transferred to the customer.

Many license agreements are for products which are designed to meet the specific requirements of each customer. Revenue from the sale of such licenses is recognized on a percentage-of-completion basis over the period from signing of the license to customer acceptance. Under the percentage-of-completion method, provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of such losses is determined. The percentage-of-completion is measured by monitoring progress using records of actual time incurred to date in the project compared with the total estimated project requirement, which approximates to the extent of performance.

Where invoicing milestones on license arrangements are such that the receipts fall due significantly outside the period over which the customization is expected to be performed or significantly outside the normal payment terms for standard license arrangements, the Company evaluates whether it is probable that economic benefits associated with these milestones will flow to the Company and therefore whether these receipts should initially be included in the arrangement consideration.

In particular, it considers:

•	Whether there is sufficient certainty that the invoice will be raised in the expected time frame, particularly where the invoicing milestone is in some way dependent on customer activity;

•	Whether it has sufficient evidence that the customer considers that the Company’s contractual obligations have been, or will be, fulfilled;

•	Whether there is sufficient certainty that only those costs budgeted to be incurred will indeed be incurred before the customer will accept that a future invoice may be raised; and

•	The extent to which previous experience with similar product groups and similar customers support the conclusions reached.

Where the Company considers that there is insufficient evidence that it is probable that the economic benefits associated with such future milestones will flow to the Company, taking into account these criteria, such milestones are excluded from the arrangement consideration until there is sufficient evidence that it is probable that the economic benefits associated with the transaction will flow into the Company. The Company does not discount future invoicing milestones, as the effect of so doing would be immaterial.

Where agreements involve several components, the entire fee from such arrangements is allocated to each of the individual components based on each component’s fair value, where fair value is the price that is regularly charged for an item when sold separately. Where a component in a multiple-component agreement has not previously been sold separately, the assessment of fair value for that component is based on other factors, including, but not limited to, the price charged when it was sold alongside other items and the book price of the component relative to the book prices of the other components in the agreement. If fair value of one or more components in a multiple-component agreement is not determinable, the entire arrangement fee is deferred until such fair value is determinable, or the component has been delivered to the licensee. Where, in substance, two elements of a contract are linked and cannot be allocated to the individual components, the revenue recognition criteria are applied to the elements as if they were a single element.

Agreements including rights to unspecified future products (as opposed to unspecified upgrades and enhancements) are accounted for using subscription accounting, with revenue from the arrangement being recognized on a straight-line basis over the term of the arrangement, or an estimate of the economic life of the products offered if no term is specified, beginning with the delivery of the first product.

Certain products have been co-developed by the Company and a collaborative partner, with both parties retaining the right to sell licenses to the product. In those cases where the Company makes sales of these products and is exposed to the significant risks and benefits associated with the transaction, the total value of the license is recorded as revenue and the amount payable to the collaborative partner is recorded as cost of sales. Where the collaborative partner makes sales of these products, the Company records as revenue the commission it is due when informed by the collaborative partner that a sale has been made.

In addition to the license fees, contracts generally contain an agreement to provide post-delivery service support, in the form of support, maintenance and training which consists of the right to receive services and/or unspecified product upgrades or enhancements that are offered on a when-and-if-available basis. Fees for post-delivery service support are generally specified in the contract. Revenue related to post-delivery service support is recognized based on fair value, which is determined with reference to contractual renewal rates. If no renewal rates are specified, the entire fee under the transaction is amortized and recognized on a straight-line basis over the contractual post-delivery service support period. Where renewal rates are specified, revenue for post-delivery service support is recognized on a straight-line basis over the period for which support and maintenance is contractually agreed by the Company with the licensee.

If the amount of revenue recognized exceeds the amounts invoiced to customers, the excess amount is recorded as amounts recoverable on contracts within accounts receivable.

The excess of license fees and post-delivery service support invoiced over revenue recognized is recorded as deferred revenue.

Sales of software, including development systems, which are not specifically designed for a given license (such as off-the-shelf software) are recognized upon delivery, when the significant risks and rewards of ownership have been transferred to the customer. At that time, the Company has no further obligations except that, where necessary, the costs associated with providing post-delivery service support have been accrued. Services (such as training) that the Company provides which are not essential to the functionality of the IP are separately stated and priced in the contract and, therefore, accounted for separately. Revenue is recognized as services are performed, and it is probable that the economic benefits associated with the transaction will flow into the Company.

Royalty revenues are earned on sales by the Company’s customers of products containing ARM technology. Royalty revenues are recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of revenue can be reliably measured.

As disclosed above, in accordance with IAS 8, “Accounting policies, changes in accounting estimates and errors,” the Company makes significant estimates in applying its revenue recognition policies. In particular, as discussed in detail above, estimates are made in relation to the use of the percentage-of-completion accounting method, which requires that the extent of progress toward completion of contracts may be anticipated with reasonable certainty. The use of the percentage-of-completion method is itself based on the assumption that, at the outset of license agreements, there is an insignificant risk that customer acceptance is not obtained. The Company also makes assessments, based on prior experience, of the extent to which future milestone receipts represent a probable future economic benefit to the Company. In addition, when allocating revenue to various components of arrangements involving several components, it is assumed that the fair value of each element is reflected by its price when sold separately. The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent with the application of the revenue recognition policies affect the amounts reported in the financial statements. If different assumptions were used, it is possible that different amounts would be reported in the financial statements.

Purchased Goodwill and Intangible Assets

Goodwill. Goodwill represents the excess of the fair value of the consideration paid on acquisition of a business over the fair value of the assets, including any intangible assets identified and liabilities acquired. Goodwill is not amortized but is measured at cost less impairment losses. In determining the fair value of consideration, the fair value of equity issued is the market value of equity at the date of completion, the fair value of share options assumed is calculated using the Black-Scholes valuation model, and the fair value of contingent consideration is based upon whether the directors believe any performance conditions will be met and thus whether any further consideration will be payable.

Other intangible assets. Computer software, purchased patents and licenses to use technology are capitalized at cost and amortized on a straight-line basis over a prudent estimate of the time that the Company is expected to benefit from them, which is typically three to ten years. Costs that are directly attributable to the development of new business application software and which are incurred during the period prior to the date that the software is placed into operational use, are capitalized. External costs and internal costs are capitalized to the extent they enhance the future economic benefit of the asset.

Although an independent valuation is made of any intangible assets purchased as part of a business combination, the directors are primarily responsible for determining the fair value of intangible assets. Developed technology, existing agreements and customer relationships, core technology, trademarks and tradenames, and order backlog are capitalized and amortized over a period of one to six years, being a prudent estimate of the time that the Company is expected to benefit from them.

In-process research and development projects purchased as part of a business combination may meet the criteria set out in IFRS 3, “Business combinations,” for recognition as intangible assets other than goodwill. The directors track the status of in-process research and development intangible assets such that their amortization commences when the assets are brought into use. This typically means a write-off period of one-to-five years.

Amortization is calculated so as to write off the cost of intangible assets, less their estimated residual values, which are adjusted, if appropriate, at each balance sheet date, on a straight-line basis over the expected useful economic lives of the assets concerned. The principal economic lives used for this purpose are:

Computer software	Three to five years
Patents and licenses	Three to ten years
In-process research and development	One to five years
Developed technology	One to five years
Existing agreements and customer relationships	Two to ten years
Core technology	Five years
Trademarks and tradenames	Four to five years
Order backlog	One year

Impairment of non-financial assets

Assets that have an indefinite useful life, for example goodwill, are not subject to amortization but are tested annually for impairment.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

At the annual tests in 2006, 2007 and 2008, impairment tests showed there was no impairment with respect to goodwill. Furthermore, no trigger events have been identified that would suggest the impairment of any of the Company’s other intangibles.

Provisions

Over recent years, as we have established an increasing number of partners, as our intellectual property has become more widely accepted and as our balance sheet has become stronger, we have become involved in more litigation and claims have been asserted against us more frequently.

Provisions for restructuring costs and legal claims are recognized when:  the Company has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount of the outflow can be reliably estimated.

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

	Year ended December 31,
	2006	2007	2008
	%	%	%
Revenues
Product revenues	93.9	93.7	94.5
Service revenues	6.1	6.3	5.5
Total revenues	100.0	100.0	100.0
Cost of revenues
Product costs	9.1	8.3	8.2

	Year ended December 31,
	2006	2007	2008
	%	%	%
Service costs	2.6	2.5	2.8
Total cost of revenues	11.7	10.8	11.0
Gross profit	88.3	89.2	89.0
Operating expenses
Research and development	32.3	32.4	29.3
Sales and marketing	20.2	21.4	19.2
General and administrative	19.1	20.1	20.4
Profit on disposal of available for sale security	(2.0)	–	–
Total operating expenses	69.6	73.9	68.9
Profit from operations	18.7	15.3	20.1
Investment income	2.6	2.1	1.0
Interest payable	0.0	0.0	0.0
Profit before tax	21.3	17.4	21.1
Tax	3.0	3.8	6.5
Profit for the year	18.3	13.6	14.6

Total revenues for the year ended December 31, 2008 were £298.9 million, an increase of 15% from £259.2 million in 2007, which was a decrease of 2% from £263.3 million in 2006. Dollar revenues were $546.2 million in 2008, an increase of 6% from $514.3 million in 2007, which was an increase of 6% from $483.6 million in 2006. The actual average dollar exchange rate in 2008 was $1.84 compared with $1.98 in 2007 and $1.84 in 2006.

Management analyzes product revenues in the categories of royalties, licenses and development systems. Service revenues consist of support, maintenance and training income. The following table sets forth, for the periods indicated, the amount of total revenues represented by each component of revenue:

	Year ended December 31,
	2006	2007	2008
	(in thousands)
Product Revenues
Royalties	£107,814	£104,150	£147,728
Licenses	110,548	110,663	103,506
Development Systems	28,832	27,913	31,148
	247,194	242,726	282,382
Service Revenues
Support, Maintenance and Training	£16,060	£16,434	£16,552
Total Revenues	263,254	259,160	298,934

Product revenues. Product revenues consist of license fees, sales of development systems and royalties. Product revenues for 2006, 2007 and 2008 were £247.2 million, £242.7 million and £282.4 million, respectively, representing 94% of total revenues in each year. Product revenues in US dollars, being the primary currency of revenues generated, grew from $454.5 million in 2006 to $482.3 million in 2007 and $514.3 million in 2008.

License revenues increased from £110.5 million in 2006 to £110.7 million in 2007 and decreased to £103.5 million in 2008 representing approximately 42%, 43% and 35% of total revenues in 2006, 2007 and 2008 respectively. License revenues in US dollars grew from $202.5 million in 2006 to $217.9 million in 2007 and decreased to $189.7 million in 2008.

Processor Division (PD) dollar license revenues grew by 18% in 2007 and decreased by 11% in 2008. The portfolio of licensable products comprises a rich mix of proven ARM technology, such as the ARM7, ARM9 and ARM11 families of products and newer technology such as the Cortex family of products and the Mali 3D graphics processors.

61 new licenses were signed in 2008 compared to 62 in 2007 and 65 in 2006. Revenues from Cortex family products accounted for 37% of PD license revenues in 2008, compared to 31% in 2007 and 26% in 2006. Cortex products started generating revenue in 2005. ARM11 accounted for 14% of PD license revenues in 2008, compared to 23% in 2007 and 22% in 2006. 23 companies became new ARM Partners in 2008, bringing the total number of semiconductor partners to 210 at the end of 2008. This total number of semiconductor partners was net of those companies that have signed licenses with ARM in the past but have since been acquired by other companies or who no longer have access to ARM technology for other reasons.

During 2008, 18 Cortex family licenses were signed, bringing the accumulated total of Cortex family licenses to 54, signed by 38 semiconductor companies. Ten licenses to ARM’s Mali 3D graphics processors were signed in 2008, bringing the accumulated total of Mali licenses to 16. Nine semiconductor companies are now licensed to design products using ARM’s graphics technology.

License revenues from non-core products, covering items such as platforms, peripherals, embedded trace modules, embedded software, data engines, models and sub-systems were £13.5 million in 2008, compared to £10.8 million in 2007 and £10.9 million in 2006 representing approximately 17% of processor license revenues in 2008, 13% in 2007 and 14% in 2006.

In 2008, ARM maintained progress in achieving the long term strategic goal of providing ARM’s physical IP to leading Integrated Device Manufacturers (“IDM”) and Fabless semiconductor companies and continued to sign synergistic licenses that have been enabled by the combination of ARM and Artisan. Synergistic deals include, in management’s determination, both instances of physical IP being licensed to ARM Partners and instances of contracts being won against the competition due to both processor and physical IP being available from ARM.

Licensing momentum for ARM’s 65nm physical IP products continued to grow, with 10 new licenses signed in 2008. By the end of 2008, ARM had signed a total of 47 65nm licenses, 18 45nm licenses and had signed licenses for physical IP with 3 foundries at the most advanced process of 32nm. ARM’s Physical IP Division (PIPD) reported license revenues of £24.2 million in 2008 (2007; £27.3 million; 2006: £34.9 million), representing approximately 23% of total license revenues in 2008 (2007: 25%; 2006: 32%).

During 2008, the combination of ARM and Artisan has continued to provide benefits other than synergistic license revenues. Cortex-A class processors benefit from physical IP optimized for high-performance and low-power on advance process nodes; and Cortex-M class processors benefit from physical IP optimized for low-performance and low power on mature process nodes.

Revenues from the sale of development systems decreased from £28.8 million in 2006 to £27.9 million in 2007 and increased to £31.1 million in 2008 representing approximately 11% of total revenues in 2006 and 2007 and 10% in 2008. Development systems revenues in US dollars grew from $53.0 million in 2006 to $55.6 million in 2007 and $57.8 million in 2008. This growth has been generated by working with customers on longer term relationships for the supply of RealView® Developer tools for software development and a healthy market place for tools to support the ever-broadening portfolio of ARM microprocessors. Development Systems has continued to enter into more multi-year contracts for larger product volumes which improves the visibility of business going forward and builds a good customer base from which to drive new innovation.

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

Royalties decreased from £107.8 million in 2006 to £104.1 million in 2007 and increased to £147.7 million in 2008, representing 41%, 40% and 49% of total revenues in 2006, 2007 and 2008, respectively. US dollar royalty revenues grew from $199.0 million in 2006 to $208.8 million in 2007 and $266.8 million in 2008. Royalty revenues in 2008 comprised £125.5 million from PD and £22.2 million from PIPD. PD volume shipments increased from 2.5 billion units in 2006 to 2.9 billion in 2007, with the increase in volumes coming from all market segments. Total unit shipments in 2008 of 4.0 billion represented an increase of 38% compared to 2007. Unit shipments in the mobile segment grew by approximately 35% year-on-year and in the non-mobile segments by approximately 45%. Growth in the non-mobile segments was achieved across a broad range of product applications including digital televisions, microcontrollers, automotive, connectivity devices, hard disk drives and many others.

The Company expects royalty revenues to grow year-on-year although they may be subject to significant fluctuations from quarter to quarter. The total number of partners shipping ARM technology-based products at the end of 2008 was 90 after taking into account corporate activity within the ARM partnership. 19 companies were paying meaningful royalties for physical IP products at the end of the year.

Service revenues. Service revenues consist of support, maintenance and training. Service revenues increased from £16.1 million in 2006 to £16.4 million in 2007, and further to £16.6 million in 2008, representing 6% of total revenues in each year. Service revenues in US dollars, being the primary currency of revenues generated, grew from $29.1 million in 2006 to $32.0 million in 2007 and declined slightly to $31.9 million in 2008.

Geographic analysis. Operating in a global environment, the geographic destinations of the Company’s revenues fluctuate from period to period depending upon the country in which its customers are located. The following table sets forth, for the periods indicated, revenue by geographic destination as a percentage of total revenue per the Company’s consolidated financial statements.

	Year ended December 31,
	2006	2007	2008
	%	%	%
Revenue by destination:
North America	42	42	38
Japan	16	16	18
Asia Pacific, excluding Japan	26	25	27
Europe	16	17	17
Total	100	100	100

Product costs. Product costs are limited to variable costs of production such as the costs of manufacture of development systems, amortization of third-party technology licenses, cross-license payments to collaborative partners and time of engineers on PIPD projects. Product costs were £24.2 million in 2006, £21.5 million in 2007 and £24.5 million in 2008, representing 9%, 8% and 8% of total revenues in 2006, 2007 and 2008, respectively. In 2006 and 2007, the proportion of development systems costs was approximately a quarter, PIPD direct costs of approximately two-thirds and the balance third-party licenses and cross-license payments to collaborative partners. In 2008, development systems costs made up approximately 15% of total product costs, PIPD direct costs approximately 65% and the balance on third-party licenses and cross-license payments. Product gross margin in 2008 was 91%, compared to 91% in 2007 and 90% in 2006.

Service costs. Service costs include the costs of support and maintenance services to licensees of ARM technology. Cost of services was £6.7 million in 2006 and 2007, and was £8.3 million in 2008. The gross margins earned on service revenues were approximately 58% in 2006, 61% in 2007 and 50% in 2008. Costs increased in 2008 as the business invested more in the engineering departments, a proportion of which is allocated to services costs. In addition the strengthening of the dollar has led to further increases in costs when translated into sterling. Stock-based compensation costs included within service costs in 2006, 2007 and 2008 are £1.1 million £1.0 million and £1.1 million, respectively.

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

	At December 31,
Maturity profile of backlog	2007	2008
Next two quarters (Q1 2009 and Q2 2009)	34%	37%
Subsequent two quarters (Q3 2009 and Q4 2009)	30%	28%
Greater than twelve months	36%	35%
Total	100%	100%

	At December 31,
Backlog composition	2007	2008
Processors	55%	54%
Physical IP	22%	22%
Support & Maintenance and Others	23%	24%
Total	100%	100%

At the end of 2008, backlog was 7% lower than at the beginning of the year due to the relative maturity of the Company’s current product offering.

Another key performance indicator is the number of patent applications submitted by ARM employees. ARM incentivizes its employees to submit patent applications by awarding patent bonuses. The number of proposed patent applications submitted by ARM employees was 143 in 2008, 193 in 2007 and 178 in 2006.

Research and development costs. Research and development costs decreased from £84.9 million in 2006 to £84.0 million in 2007 and were £87.6 million in 2008, representing 32%, 32% and 29% of total revenues in 2006, 2007 and 2008, respectively. Costs in 2006, 2007 and 2008 included £10.1 million, £9.7 million and £10.3 million of share-based compensation charges and £9.5 million, £10.0 million and £10.9 million of amortization of intangible acquired with business combinations, respectively. Excluding these charges, research and development costs were £65.3 million, £64.3 million and £66.4 million representing 25%, 25% and 22% of total revenues in 2006, 2007 and 2008, respectively, reflecting the operating leverage in the business. Continued investment in research and development remains an essential part of the Company’s strategy since the development of new products to license is key to its ongoing success.

Average engineering headcount increased from 961 in 2006 to 1,163 in 2007, with the increase coming from organic growth, predominantly in India. Average engineering headcount decreased to 1,115 in 2008 following some selective restructuring in 2008. Staff costs changed in line with headcount figures, but bonuses payable on the achievement of financial performance targets in 2008 were higher than those in 2007. Also the strengthening of the US dollar towards the end of 2008 has increased the sterling value of costs.

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

Sales and marketing. Sales and marketing expenditure increased from £53.3 million in 2006 to £55.3 million in 2007 and £57.4 million in 2008, representing 20%, 21% and 19% of total revenues in 2006, 2007 and 2008, respectively. Costs in 2006, 2007 and 2008 included £3.5 million, £3.4 million and £2.0 million of share-based compensation charges and £9.1 million, £8.5 million  and £8.1 million of amortization of intangible acquired with business combinations, respectively. Excluding these charges, sales and marketing costs were £40.7 million, £43.4 million and £47.3 million representing 15%, 17% and 16% of total revenues in 2006, 2007 and 2008, respectively.  Average headcount in this area increased from 302 in 2006 to 312 in 2007 to 350 in 2008.  Overall sales and marketing costs have increased in 2007 and 2008 due to increased staff bonuses and sales commissions based on strong bookings in these years and also the strengthening of the US dollar in 2008.

General and administrative. General and administrative costs were £50.2 million in 2006, £52.1 million in 2007 and £61.1 million in 2008, representing 19%, 20% and 20% of total revenues, respectively. Costs included £2.8 million, £2.7 million and £2.0 million relating to share-based compensation charges and £0.7 million, £0.6 million and £0.7 million of amortization of intangible acquired with business combinations, in 2006, 2007 and 2008, respectively.  Furthermore,  these costs included £1.0 million in 2007 and £1.9 million in 2008 of restructuring charges. Excluding these items, general and administrative costs were £46.7 million, £47.8 million and £56.5 million representing 18%, 18% and 19% of total revenues in 2006, 2007 and 2008, respectively.

General and administrative average headcount in 2008 was 246, up from 209 in 2006 and 226 in 2007. The increases year-on-year have partly come from the acquisitions but also organic growth to strengthen the infrastructure of the Company as it continually expands.

Unrealized future foreign exchange gains on certain committed but not yet invoiced future revenue streams of £12.5 million (2007:  gains of £1.4 million; 2006:  losses of £0.9 million) were recorded in 2008, with other foreign exchange gains of £4.5 million in 2006 and £0.2 million in 2007 and charges of £15.6 million in 2008. The charges in 2008 have come about due to the rapid strengthening of the US dollar and the Company’s policy of mitigating foreign exchange risk.  The fair values of some of the Company’s foreign currency exchange contracts as at December 31, 2008 are significantly less than their values at inception.

In 2007, there were write-downs in the carrying values of the Company’s investments in Superscape Group plc and CoWare Inc. of £2.1 million in aggregate. Other general and administrative cost increases in the last few years include additional recruitment and training costs for the growth in number of employees in the Company, increased IT costs to continually develop the ARM internal network as the number of offices and people grow and increased administrative costs relating to Sarbanes-Oxley compliance work.  The increase in 2008 was also impacted by the foreign exchange translation of US dollar denominated costs.

Restructuring costs. As noted above, the Company has continued to monitor its running costs and has made some strategic reductions in headcount within each of the divisions of the Company resulting in restructuring costs of £1.9 million in 2008 and £1.0 million in 2007, primarily staff severance costs.

Amortization of intangible assets. Various licenses to use third party technology have been signed over the past few years, with their values being capitalized and amortized over the useful economic period that the Company is expected to gain benefit from them (generally between three and ten years). Licenses totaling £5.9 million were purchased during 2001 to 2006, with further licenses for £2.5 million being purchased in 2007 and £7.0 million in 2008. Amortization of these licenses amounted to £0.5 million in 2008 (2007:  £0.4 million; 2006:  £0.4 million).  At December 31, 2008, the net book value of these assets was £9.2 million which will be amortized over the next eight years.

During 2004, the Company purchased Axys Design Automation, Inc. and Artisan Components, Inc. (now part of ARM, Inc.). Intangibles acquired and capitalized as part of these business combinations (including developed and core technology, customer relationships, trademarks and in-process research and development) totaled £2.3 million and £74.4 million, respectively, and are being amortized over five years and between one and six years. The total charge during 2006 was £0.4 million and £15.3 million for Axys and Artisan, respectively, during 2007 was £0.4 million and £14.0 million, respectively, and during 2008 was £0.4 million and £14.8 million, respectively.

During 2005, the Company purchased Keil Elektronik GmbH and Keil Software, Inc. Intangibles acquired and capitalized consisted of developed technology, customer relationships and trade names and totaled £8.7 million. These are being amortized between two and five years and the amortization was £2.5 million in 2006, £2.4 million in 2007 and £1.8 million in 2008.

During 2006, the Company purchased Falanx Microsystems AS, a graphics IP company in Norway.  Intangibles acquired and capitalized consisted of developed technology and customer relationships and totaled £5.3 million.

These are being amortized over three to five years and the charge in 2006 was £0.7 million, £1.2 million in 2007 and in 2008 was £1.2 million.  The Company also purchased Soisic SA, an IP company based in France and the US.  Intangibles acquired and capitalized were all developed technology and totaled £4.3 million.  This is being amortized over five years with £0.1 million being charged in 2006, £0.9 million being charged in 2007 and £1.0 million in 2008.  The Company also purchased certain assets of PowerEscape Inc., consisting of £1.0 million of in-process research and development.  This is being amortized over three years with £0.2 million, £0.3 million and £0.3 million being charged to the income statement in 2006, 2007 and 2008, respectively.

During 2008, the Company purchased Logipard AB, a video IP company in Sweden.  Intangibles acquired and capitalized consisted of developed technology, customer relationships and in-process R&D and totaled £5.0 million.  These are being amortized over three to five years and the charge in 2008 was £nil since the acquisition occurred close to the end of the year.  As part of the acquisition, the Company also acquired some contracts from the parent company of Logipard.  The value of these is £1.8 million which has been capitalized and will be amortized over their useful economic lives.

Profit on disposal of available-for-sale security. In 2006, the Company disposed of its investment in CSR plc for cash proceeds of £5.6 million and realized a profit of £5.3 million.  The Company disposed of its entire investment of Superscape Group plc in 2008 for nil profit or loss following the impairment to its realizable value in 2007 noted above.

Interest. Net interest receivable decreased from £6.8 million in 2006 to £5.4 million in 2007 and to £3.2 million in 2008. The fall in interest in 2007 was a result of the increased cash outflow during the year on share buybacks and dividends, resulting in lower average cash balances. The decrease in 2008 was due mainly to the decrease in bank base rates in the second half of the year. The Company invested cash balances over periods of up to one year during 2008, although typically for periods of less than six months.

Profit before tax. Profit before tax was £56.0 million in 2006, £45.1 million in 2007 and £63.2 million in 2008, representing 21%, 17% and 21% of total revenues, respectively. The margin fell in 2007 due to increased intangible amortization relating to business combinations following the acquisitions of the two Keil businesses, increased investment throughout the business in additional headcount as well as the negative impact of foreign exchange with the weakening of the US dollar in the year.  In 2008 the dollar has strengthened which has resulted in both higher revenues and and higher costs when reported in sterling, but overall has helped to improve margins.

Tax charge. The Company’s effective tax rates were 14% in 2006, 22% in 2007 and 31% in 2008. The effective tax rate in 2006 was lower than the blended tax rates from the relevant tax jurisdictions due to additional costs being allowable for research and development tax credits, benefits arising from the structuring of the Artisan acquisition, including a tax-deductible foreign exchange loss and additional deferred tax credits arising from employee share options. In 2007, the effective rate was still  lower than the blended rate due to a smaller tax credit arising from a tax-deductible foreign exchange loss and continued benefits from the structuring of the Artisan acquisition.  The rate has increased in 2008 as foreign exchange losses of the type recorded in 2006 and 2007 did not reoccur in 2008 as well as changes in the Company’s share price impacting the deferred tax assets on share-based awards (as the lower the share price, the lower the asset).

Segment Information

At December 31, 2008, the Company was organized on a worldwide basis into three business segments, namely the Processor Division (“PD”), the Physical IP Division (“PIPD”) and the Systems Design Division (“SDD”). This was based upon the Company’s internal organization and management structure and was the primary way in which the Chief Operating Decision Maker (“CODM”) and the rest of the board were provided with financial information. Whilst revenues were reported into four main revenue streams (namely licensing, royalties, development systems and services), the costs, operating results and balance sheets were only analyzed by the three segments.

PD primarily comprises the legacy ARM products and services. Recent acquisitions have been allocated to the various divisions as follows:  Falanx in 2006 and Logipard in 2008 to PD and Soisic in 2006 to PIPD. Goodwill on each acquisition has also been allocated into these divisions, except for Artisan whereby this has been allocated between PD and PIPD. See Note 16 to the Consolidated Financial Statements for the allocation of goodwill by segment.

Processor Division (PD)

The Processor Division encompasses those resources that are centered around microprocessor cores, including specific functions such as graphics and video IP, fabric IP, embedded software IP and configurable digital signal processing (“DSP”) IP.

Revenues. Total PD revenues for 2006, 2007 and 2008 were £180.4 million, £187.8 million and £221.4 million, respectively.

License revenues increased from £75.7 million in 2006, to £83.4 million in 2007, and decreased to £79.3 million in 2008, representing approximately 42%, 44% and 36% of total PD revenues in 2006, 2007 and 2008, respectively. License revenues in US dollars grew from $138.3 million in 2006 to $163.5 million in 2007 and decreased to $145.1 million in 2008. Dollar license revenues grew by 18% in 2007 and decreased by 11% in 2008. The portfolio of licensable products comprises a rich mix of proven ARM technology, such as the ARM7, ARM9 and ARM11 families of products, and newer technology such as the Cortex family of products and the Mali 3D graphics processors. See “— Results of Operations—Product revenues” above for further details.

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

PD royalties decreased from £88.7 million in 2006 to £88.0 million in 2007 and increased to £125.5 million in 2008, representing 49%, 47% and 57% of total PD revenues in 2006, 2007 and 2008, respectively. Royalty revenues in US dollars were $164.1 million, $176.5 million and $226.5 million in 2006, 2007 and 2008, respectively.  PD volume shipments increased from 2.5 billion units in 2006 to 2.9 billion units in 2007, and increased further to 4.0 billion units in 2008, representing an increase of 18% and 38% in 2007 and 2008, respectively.

Service revenues consist of design consulting services and revenues from support, maintenance and training. Service revenues increased from £16.1 million in 2006 to £16.4 million in 2007, and increased further to £16.6 million in 2008, representing 9%, 9% and 7% of total PD revenues in 2006, 2007 and 2008, respectively.  Service revenues in US dollars were $29.1 million in 2006, $32.0 million in 2007 and $31.9 million in 2008.

Operating costs. Operating costs for 2006, 2007 and 2008 were £116.1 million, £113.9 million and £112.1 million, respectively. Operating costs include cost of sales (comprising products costs and service costs), research and development costs, sales and marketing costs and general and administrative costs. Included within these costs were £10.1 million, £10.6 million and £8.9 million of share-based compensation charges and £0.7 million, £1.2 million and £1.2 million of amortization of intangibles relating to business combinations, respectively.  Excluding these share-based compensation and amortization charges, PD operating costs were £105.3 million, £102.1 million and £102.0 million in 2006, 2007 and 2008, respectively.  Despite the increase of US dollar denominated costs resulting from the strengthening of the US dollar in 2008, PD also benefited from a large foreign exchange credit relating to certain committed but not yet invoiced future revenue streams, thus keeping costs relatively flat from 2007 to 2008.

Profit before tax. Profit before tax was £64.4 million in 2006, £73.9 million in 2007 and £109.3 million in 2008, representing 36%, 39% and 49% of total PD revenues, respectively. The 2008 margin increased due to growth in revenues (predominantly royalties), with costs being kept in line with 2007. Excluding share-based compensation charges and intangible amortization, margins in 2006, 2007 and 2008 would have been 42%, 46% and 54%, respectively.

Capital expenditure. Capital expenditure represents additions of property, equipment and software. In 2006, 2007 and 2008 such expenditure was £9.4 million, £3.2 million and £3.4 million, respectively.

Total assets, total liabilities and net assets. Total assets in 2006, 2007 and 2008 were £171.2 million, £171.7 million and £235.9 million, respectively. Total assets were higher in 2008 largely as a result of the strong US dollar increasing the value of US dollar assets, particularly goodwill and other intangibles. Total liabilities in 2006, 2007 and 2008 were £38.6 million, £33.6 million and £41.7 million, respectively, with accrued liabilities and deferred revenue contributing significantly to these balances. The increase in 2008 is mainly due to amounts payable on purchased intangibles acquired at the end of the year but not due until 2009. PD had net assets of £132.6 million, £138.1 million and £194.2 million in 2006, 2007 and 2008, respectively.

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

Goodwill decreased from £108.9 million in 2006 to £107.3 million in 2007 and increased to £143.6 million in 2008.  The increase in goodwill in 2008 is mostly due to the strong US dollar but also increased by £2.0 million by the acquisition of Logipard.

Physical IP Division (PIPD)

Revenues. Total PIPD revenues in 2006, 2007 and 2008 were £54.0 million, £43.4 million and £46.4 million, respectively. In 2006, 2007 and 2008, PIPD’s license revenues were £34.9 million, £27.3 million and £24.2 million, respectively; and its royalty revenues were £19.1 million, £16.1 million and £22.2 million, respectively. In US dollar terms, licensing revenue decreased from $64.2 million in 2006 to $54.4 million in 2007 and was $44.6 million in 2008, and royalty revenue decreased from $34.9 million in 2006 to $32.3 million in 2007 and was $40.2 million in 2008. The decrease in licensing revenue in 2008 is due in part to the strategic decision taken by the Company to prioritize the deployment of engineering resources on the development of the next generation of physical IP technology rather than converting existing backlog into short-term revenue.  This decision has been taken in order to best position the Company to provide outsourced physical IP to leading semiconductor companies. Royalty revenue increased in 2008 due to higher utilization rates at the foundries earlier in the year.

Operating costs. Operating costs for 2006, 2007 and 2008 were £67.2 million, £62.8 million and £73.2 million, respectively. Operating costs include product cost of sales, service cost of sales, research and development costs, sales and marketing costs and general and administrative costs. Included within these costs were £4.9 million, £3.4 million and £3.7 million of share-based compensation charges and £15.4 million, £14.8 million and £15.8 million of amortization of intangibles relating to business combinations, respectively.  Furthermore, operating costs included restructuring costs of £1.0 million and £1.4 million in 2007 and 2008, respectively, primarily related to staff severance costs.  Excluding these share-based compensation, amortization and restructuring charges, PIPD operating costs were £46.9 million, £43.6 million and £52.3 million in 2006, 2007 and 2008, respectively.

Total average PIPD headcount was 417, 527 and 532 in 2006, 2007 and 2008, respectively, resulting mainly from organic growth and the acquisition of Soisic in 2006. The increase in the sterling value of costs in 2008 is largely due to the strengthening of the US dollar.  Whilst overall headcount in the division grew in 2007, the head count in the US reduced with most of the growth coming in our design center in India.  Also a bonus was paid in PIPD in 2008, whereas no bonus was paid in 2007.

Loss before tax. PIPD recorded a loss before tax of £13.2 million, £19.4 million and £26.7 million in 2006, 2007 and 2008, respectively. Excluding the share-based compensation, amortization and restructuring charges noted above, PIPD recorded a profit before income tax of £7.1 million, a loss of £0.2 million and a loss of £5.8 million in 2006, 2007 and 2008, respectively.  This reduced profit in 2008 is mainly as a result of the reduced revenues in the year as explained above and also due to a large proportion of PIPD costs being US dollar denominated, thereby being affected by the strengthening dollar.  In line with the Company’s model used in the goodwill impairment review, revenues and margins are expected to improve in future periods.

Capital expenditure. Capital expenditure represents additions of property, equipment and software. In 2006, 2007 and 2008 such expenditure was £6.8 million, £1.3 million and £4.5 million, respectively. The fluctuations are a result of improvements made to new premises, including the new San Jose offices.

Total assets, total liabilities and net assets. Total assets in 2006, 2007 and 2008 were £383.0 million, £358.3 million and £463.3 million, respectively, with the movements in 2007 and 2008 being largely attributable to foreign exchange differences on goodwill and other intangibles arising on the Artisan acquisition, and amortization of the intangibles.  Total liabilities in 2006, 2007 and 2008 were £21.3 million, £14.4 million and £20.2 million, respectively. PIPD had net assets of £361.7 million, £343.9 million and £443.1 million in 2006, 2007 and 2008, respectively.

Goodwill. Goodwill in 2006, 2007 and 2008 was £307.1 million, £302.1 million and £407.9 million, respectively. The decrease in 2007 and the increase in 2008 were due to foreign exchange movements. No goodwill was recognized in 2006 as part of the Soisic acquisition. Part of the goodwill in respect of the Artisan acquisition has been allocated to PD (see above).

Systems Design Division (SDD)

Revenues. SDD revenues increased from £28.8 million in 2006 to £27.9 million in 2007 and were £31.1 million in 2008. US dollar revenues for the division were $53.0 million in 2006, $55.6 million in 2007 and $57.8 million in 2008. This growth has been generated by working with customers on longer-term relationships for the supply of RealView® Developer tools for software development and a healthy market place for tools to support the broad portfolio of ARM microprocessors. Systems Design has entered into more multi-year contracts for larger product volumes which improves the visibility of business going forward and builds a good customer base from which to drive new innovation.

Operating costs. Operating costs for 2006, 2007 and 2008 were £40.5 million, £43.0 million and £38.2 million, respectively. Operating costs include cost of sales (comprising product costs and service costs), research and development costs, sales and marketing costs and general and administrative costs. Included within these costs were share-based compensation charges of £2.4 million, £2.9 million and £2.8 million and amortization of intangibles purchased through business combination of £3.2 million, £3.1 million and £2.6 million in 2006, 2007 and 2008, respectively.  Furthermore in 2008, there was a charge relating to the restructuring of the division of £0.5 million which was predominantly in respect of staff severance costs. Excluding these share-based compensation, amortization and restructuring charges, operating costs were £34.9 million, £37.0 million and £32.3 million, respectively.

Total costs were lower in 2008 due to this restructuring and reduced headcount, but also due to obtaining better prices from suppliers for the products sold.

Loss before tax. SDD recorded a loss before income tax of £11.7 million, £15.1 million and £7.0 million in 2006, 2007 and 2008, respectively. Excluding the charges for share-based compensation, amortization and restructuring noted above, SDD made a loss of £6.1 million, £9.1 million and £1.1 million in 2006, 2007 and 2008, respectively. Although SDD is loss-making after full allocation of central overheads, SDD provides a positive contribution in excess of the overheads a stand-alone business of that size would require.

Capital expenditure. Capital expenditure represents additions of property, equipment and software. In 2006, 2007 and 2008 such expenditure was £3.1 million, £0.9 million and £0.8 million, respectively.

Total assets, total liabilities and net assets. Total assets in 2006, 2007 and 2008 were £33.6 million, £32.2 million and £32.1 million, respectively. The decreases in 2007 and 2008 were primarily due to the amortization of the acquired intangibles. Total liabilities in 2006, 2007 and 2008 were £11.7 million, £10.3 million and £10.6 million, respectively. SDD had net assets of £21.9 million, £21.9 million and £21.5 million in 2006, 2007 and 2008, respectively.

Goodwill. Goodwill in 2006, 2007 and 2008 was £11.8 million, £11.5 million and £16.3 million, respectively. The fluctuations are primarily due to the impact of foreign exchange difference on the Axys and KSI goodwill which is denominated in dollars and KEG goodwill which is denominated in euros.

Foreign Currency Fluctuations

Foreign currency fluctuations. The Company’s earnings and liquidity are affected by fluctuations in foreign currency exchange rates, principally the US dollar rate, as most of the Company’s revenues and cash receipts are denominated in US dollars while a high proportion of its costs are in sterling.

The Company reduces this US dollar/sterling risk where possible by currency hedging. Due to the high value and timing of receipts on individual licenses and the requirement to settle certain expenses in US dollars, the Company reviews its foreign exchange exposure on a transaction-by-transaction basis. It then hedges this exposure using forward contracts for the sale of US dollars, which are negotiated with major UK clearing banks. The Company also uses currency options as a further translation instrument for limited proportions of its dollar exposure. The fair values of the financial instruments outstanding at December 31, 2006, 2007 and 2008 are disclosed in Note 1c to the Consolidated Financial Statements. The settlement period of the forward contracts outstanding at December 31, 2008 was between January 8, 2009 and March 26, 2009. The settlement period of the option contracts outstanding at December 31, 2008 was between January 23, 2009 and January 5, 2010.

Contingencies and Loss Provisions

Our accounting policy with respect to loss provisions is described in “—Operating Results—Critical Accounting Policies and Estimates—Provisions” above. Intellectual property disputes to which we are party are described in “Item 8. Financial Information—Legal Proceedings.” There was no provision for these disputes as of December 31, 2008 (2007:  £150,000) as, based on the facts and circumstances surrounding any disputes, the Company believes it will not incur any costs in resolving the disputes.

Risk Factors

For a discussion of the risks faced by the Company, see “Item 3. Key Information—Risk Factors.”

Recently Issued Accounting Announcements

IFRS Accounting Standards and Pronouncements

For a description of newly published IFRS accounting standards see Note 1 to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations primarily through cash generated from operations. Over the previous three years we have received £42.3 million in cash from the issuance of shares and transfers of treasury shares to employees who have exercised options in the Company.

The Company’s operating activities provided net cash of £63.2 million, £59.8 million and £100.5 million in 2006, 2007 and 2008, respectively.

Accounts receivable increased by £19.0 million in 2006, decreased by £0.3 million in 2007, and increased by £6.4 million in 2008. The increase in 2006 was partly due to growth in revenues, but largely to do with timing of invoicing at the end of the year, where there was significantly more invoicing to customers than in the final week of 2005 resulting in a large increase in receivables. Invoicing in the corresponding period in 2007 was at a similar level to 2006.  As a result, days’ sales outstanding increased from 43 at December 31, 2006 to 49 at December 31, 2007 and were 49 at December 31, 2008. The increase in accounts receivable in 2008 was primarily due to the strengthening of the US dollar resulting in a higher sterling equivalent of US dollar receivables. Included within accounts receivable are amounts recoverable on contracts as discussed within deferred revenue below. Prepaid expenses and other assets fell by £1.0 million in 2006, but increased by £3.3 million in 2007, and increased by £21.4 million in 2008. The fall in 2006 reflected the amortization of a technology license agreement to be released over several years. The increase in 2007 was mainly due to a four-year agreement for EDA tools where, for commercial reasons, monies were paid upfront. The substantial rise in 2008 was mainly due to the fair-value of embedded derivatives increasing, further upfront EDA tools payments and amounts receivable in relation to R&D credits.

Inventories have remained at similar levels to 2007. There have been no other significant movements in other current assets.

Accounts payable fell by £0.7 million in 2006, but increased by £0.4 million in 2007 and £4.7 million in 2008, primarily reflecting the timing of receipt of supplier invoices in the respective years. A larger than normal growth in 2008 was as a result of amounts owed in connection with preparation of the new San Jose offices, which was occupied in early 2009. Accrued and other liabilities increased by £5.4 million in 2006, reduced by £8.0 million in 2007 and increased again by £6.8 million in 2008. The main increase in both 2006 and 2008 was as a result of increased staff bonus and sales commission provisions following a then record bookings quarter in the final quarter of 2006 and improved overall Company results in 2008. The fall in 2007 was due to lower staff and sales bonuses in 2007 compared to 2006, reduced accrued payables on acquisition consideration, as well as the timing of invoicing on some large EDA lease contracts resulting in lower accruals.

At December 31, 2008, the Company recorded approximately £29.9 million of deferred revenues which represented cash or receivables scheduled to be recognized as revenues in varying amounts after December 31, 2008. At December 31, 2007, the Company recorded approximately £27.5 million of deferred revenues. Deferred revenues are an element of customer backlog, and represent amounts invoiced to customers not yet recognized as revenues in the income statement. Similarly, the Company recorded £17.9 million of amounts recoverable on contracts (“AROC”) at December 31, 2008, compared to £24.5 million at December 31, 2007. AROC represents amounts that have been recognized as revenue in the income statement but are yet to be invoiced to customers. Both deferred revenue and AROC fluctuate due to the maturity profile of ARM’s products, and invoicing milestones within contracts.

The Company believes that, given its current level of business, it has sufficient working capital for the foreseeable future.

Cash flow from operations has been used to fund the working capital requirements of the Company as well as capital expenditure. Cash outflow from capital expenditure in 2008 was £8.1 million for property, plant and equipment, and £5.9 million for other intangible assets, compared with £4.7 million and £3.3 million in 2007 and £7.2 million and £1.4 million in 2006, respectively. Capital expenditure on property, plant and equipment increased in 2008 primarily due to the outfitting of the new San Jose office, as well as ongoing replacement of IT equipment. Other intangible assets comprised software, technology and assigned contracts in relation to the acquisition of the video IP business as well as other third party technology licenses. Further payments on these will be made in 2009.

In 2006, the Company acquired Falanx Microsystems AS and Soisic SA for cash consideration paid in the year of £13.4 million and £2.1 million, respectively. Additionally in 2006, a further £1.1 million was paid for Keil (acquired in 2005) and £0.6 million for the trade and certain assets of PowerEscape, Inc.

In 2007, while no acquisitions were made, the Company did make additional payments for the Keil businesses of £1.8 million representing retentions and contingent consideration, as well as £1.5 million for Soisic relating to escrow payments and contingent consideration.

In 2008, the Company acquired Logipard AB (now ARM Sweden AB) for cash consideration of £5.6 million. Final contingent consideration payments relating to the acquisitions of Keil and Soisic, amounting to £0.9 million and £0.8 million respectively, were also made in 2008.

The Company envisages making further strategic investments in the future in situations where the Company can broaden its product portfolio, where it can obtain skilled engineering resources and where the potential for furthering ARM core-based design wins is improved significantly.

In 2007, £2.5 million was invested via convertible loan notes in W&W Communications Inc., an unlisted US company. This loan note earned interest at 10% per annum and would have converted to a maximum holding of 14.99% upon further fundraising by the company. An additional £1.0 million was invested in W&W in 2008, but the entire loan note was repaid before the end of the year.

The Company sold its investment in CSR plc in 2006 for £5.6 million and its investment in Superscape Group plc in 2008 for £1.5 million. Other investment proceeds in 2008 came from the repayment of the W&W loan notes as noted above.

The Company has an ongoing share buy-back program to supplement dividends in returning surplus funds to shareholders. During 2006, 2007 and 2008, the Company bought back 63.6 million, 94.5 million and 41.2 million shares at a total cost of £76.5 million, £128.6 million and £40.3 million, respectively. Dividends totaling £26.4 million were also paid to shareholders during the year (2007:  £18.5 million; 2006:  £12.4 million). In aggregate, the Company has returned over £338 million since 2004 through buy-backs and dividends. Share option exercises in 2008 gave rise to £5.6 million cash inflow to the Company compared to £18.9 million in 2007 and £17.9 million in 2006.

Cash, cash equivalents, short- and long-term investment and marketable securities balances at December 31, 2008 were £78.8 million compared to £51.3 million at December 31, 2007 and £128.5 million at December 31, 2006.

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

During 2008 the Company entered into a £50 million revolving credit facility providing the Company access to funds for any corporate purpose. The Company made no draw-downs on any facility during the year. Any drawn amounts accrue interest at a LIBOR-plus rate while there is a nominal charge for the undrawn portion. Furthermore, the facility requires the Company to adhere to various financial covenants relating to EBITDA multiples and interest coverage; the Company adhered to all covenants during the year. Furthermore, should we require significant additional capital in the future, we may seek to raise this through further public or private equity offerings, debt financing or collaborations and licensing arrangements. No assurance can be given that additional financing will be available when needed, or that if available, will be obtained on favorable terms.

RESEARCH AND DEVELOPMENT

Research and development is of major importance and, as part of its research activities, the Company collaborates closely with universities worldwide, and plans to continue its successful engagement with the University of Michigan. Key areas of product development for 2009 include the development of further energy-efficient, high-performance engines for both data and control applications such as ARM cores based on symmetric multiprocessor and superscalar technology. The Company is investing in future physical IP development, including lower-power, low-leakage technologies for both bulk CMOS and SOI processes to ensure leadership in this market. In addition, the Company will deliver development tools, graphics processors and fabric IP to enable its customers to design and program system-on-chip products.

The Company incurred research and development costs of £87.6 million in 2008, £84.0 million in 2007 and £84.9 million in 2006. See “Item 4. Information on the Company—Business Overview—Research and Development” and “—Operating Results—Results of Operations—Research and development costs” above.

OFF-BALANCE SHEET ARRANGEMENTS AND AGGREGATE CONTRACTUAL OBLIGATIONS

Our major outstanding contractual commitments relate to rental of office facilities and certain equipment under non-cancelable operating lease agreements which expire at various dates through 2018. Our contractual commitments as of December 31, 2008 were as follows:

	Payments due by period (£’000)
	Total	Less than 1 year	2-3 years	4-5 years	Thereafter
Operating leases	81,207	21,384	41,037	12,879	5,907
Capital purchase commitments	204	204	-	-	-
Total	81,411	21,588	41,037	12,879	5,907

The Company does not have any off-balance sheet arrangements with unconsolidated entities or other persons.

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Directors

The directors of the Company (each, a “director,” together, the “directors”) at April 2, 2009 were as follows:

Name(1)	Age	Term Expires	Position
Doug Dunn OBE	64	2011	Chairman
Warren East	47	2010	Chief Executive Officer; Director
Tim Score	48	2011	Chief Financial Officer; Director
Tudor Brown	50	2011	President, Director from July 1, 2008, previously Chief Operating Officer; Director
Mike Inglis	49	2009*	EVP and General Manager, Processor Division, from July 1, 2008, previously EVP Sales and Marketing; Director
Mike Muller	50	2011	Chief Technology Officer; Director

Name(1)	Age	Term Expires	Position
Simon Segars	41	2011	EVP and General Manager, Physical IP Division; Director
Kathleen O’Donovan	51	2010	Independent Non-Executive Director
Young Sohn	53	2010	Independent Non-Executive Director
Lucio Lanza	64	2010	Independent Non-Executive Director
Philip Rowley	56	2011	Independent Non-Executive Director
John Scarisbrick	56	2011	Independent Non-Executive Director
Jeremy Scudamore	61	2011	Senior Independent Director (Non-Executive)

(1)	The address for each listed director is c/o ARM Holdings plc, 110 Fulbourn Road, Cambridge CB1 9NJ, UK.

*	Term expected to be renewed at the Annual General Meeting held on May 14, 2009.

Doug Dunn, age 64, OBE, Chairman. Doug Dunn joined the board as an independent non-executive director in December 1998 and became non-executive Chairman on October 1, 2006. He was previously President and Chief Executive Officer of ASM Lithography Holding N.V. until his retirement in December 2004. Before joining ASML, he was Chairman and Chief Executive Officer of the Consumer Electronics Division of Royal Philips Electronics N.V. and a member of the board. He was previously Managing Director of the Semiconductor divisions of Plessey and GEC and held several engineering and management positions at Motorola. He was awarded an OBE in 1992. He is a non-executive director of ST Microelectronics N.V., Soitec S.A., and TomTom N.V.

Warren East, age 47, Chief Executive Officer. Warren East joined ARM in 1994 to set up ARM’s consulting business. He was Vice President, Business Operations from February 1998. In October 2000 he was appointed to the board as Chief Operating Officer and in October 2001 was appointed Chief Executive Officer. Before joining ARM he was with Texas Instruments. He is a chartered engineer, Fellow of the Institution of Engineering and Technology, Fellow of the Royal Academy of Engineering and a Companion of the Chartered Management Institute. He is a non-executive director of Reciva Limited and non-executive director and Chairman of the Audit Committee of De La Rue plc.

Tim Score, age 48, Chief Financial Officer. Tim Score joined ARM as Chief Financial Officer and director in March 2002. Before joining ARM, he was Finance Director of Rebus Group Limited. He was previously Group Finance Director of William Baird plc, Group Controller at LucasVarity plc and Group Financial Controller at BTR plc. He is a non-executive director and Chairman of the Audit Committee of National Express Group plc.

Tudor Brown, age 50, President. Tudor Brown was one of the founders of ARM. Before joining the Company, he was at Acorn Computers where he worked on the ARM R&D program. He joined the Board in 2001 and became President in 2008 with responsibility for developing high-level relationships with industry partners and governmental agencies and for regional development. His previous roles include Engineering Director and Chief Technical Officer, EVP Global Development and Chief Operating Officer. He is a Fellow of the Institution of Engineering and Technology and is a non-executive director of ANT plc.

Mike Inglis, age 49, EVP and General Manager, Processor Division. Mike Inglis joined ARM in 2002 and became EVP and General Manager of the Processor Division in July 2008, having previously been EVP, Sales and Marketing. Before joining ARM, he worked in management consultancy with A.T. Kearney and held a number of senior operational and marketing positions at Motorola, Texas Instruments, Fairchild and BIS Macintosh and gained his initial industrial experience with GEC Telecommunications. He is a chartered engineer and a Member of the Chartered Institute of Marketing. He is a non-executive director of Pace plc.

Mike Muller, age 50, Chief Technology Officer. Mike Muller was one of the founders of ARM. Before joining the Company, he was responsible for hardware strategy and the development of portable products at Acorn Computers. He was previously at Orbis Computers. At ARM he was VP, Marketing from 1992 to 1996 and EVP, Business Development until October 2000 when he was appointed Chief Technology Officer. In October 2001, he was appointed to the board.

Simon Segars, age 41, EVP and General Manager, Physical IP Division. Simon Segars joined the board in January 2005 and was appointed EVP and General Manager of the Physical IP Division in September 2007. He has previously been EVP, Engineering, EVP, Worldwide Sales and latterly EVP, Business Development. He joined ARM in early 1991 and has worked on many of the ARM CPU products since then. He led the development of the ARM7 and ARM9 Thumb® families. He holds a number of patents in the field of embedded CPU architectures. He is a non-executive director of Plastic Logic Limited.

Lucio Lanza, age 64, Independent Non-Executive Director. Lucio Lanza joined the board in December 2004 following ARM’s acquisition of Artisan. He was a director of Artisan, from 1996, becoming Chairman in 1997. He is currently Managing Director of Lanza techVentures, an early stage venture capital and investment firm, which he founded in January 2001. In 1990, he joined US Venture Partners, a venture capital firm, as a venture partner and was a general partner. From 1990 to 1995, he was an independent consultant to companies in the semiconductor, communications and computer-aided design industries, including Cadence Design Systems, Inc. and, from 1986 to 1989, was Chief Executive Officer of EDA Systems, Inc. Before that he was at Daisy Systems Corp. as VP of Marketing and later as GM of the EDA division. From 1977 to 1983 he held several positions with responsibility for strategy and innovation of Intel Corp. including Chairman of the Microprocessor Strategic business segment. From 1968 to 1977 he was responsible for processor architecture and design of Olivetti Corporation. He is also on the board of directors of PDF Solutions, Inc., a provider of technologies to improve semiconductor manufacturing yields. He holds a doctorate in electronic engineering from Politecnico of Milano.

Kathleen O’Donovan, age 51, Independent Non-Executive Director. Kathleen O’Donovan joined the board in December 2006. She is a non-executive director and Chairman of the Audit Committees of Prudential plc, Great Portland Estates plc and Trinity Mirror plc and Chairman of the Invensys Pension Scheme. Previously she was a non-executive director and Chairman of the Audit Committees of the Court of the Bank of England and EMI Group plc and a non-executive director of O2 plc. Prior to that, she was Chief Financial Officer of BTR and Invensys and before that she was a partner at Ernst & Young.

Philip Rowley, age 56, Independent Non-Executive Director. Philip Rowley joined the board in January 2005. He was Chairman and CEO of AOL Europe, the interactive services, web brands, internet technologies and e-commerce provider until February 2007. He is a qualified chartered accountant and was Group Finance Director of Kingfisher plc from 1998 to 2001. Prior to that, his roles included Executive Vice President and Chief Financial

Officer of EMI Music Worldwide. He is a non-executive director of HMV Group plc and Misys plc and Chairman of Skinkers Limited.

John Scarisbrick, age 56, Independent Non-Executive Director. John Scarisbrick joined the board in August 2001. He was CEO of CSR plc from June 2004 until October 2007 and previously worked for 25 years at Texas Instruments (TI) in a variety of roles including as Senior Vice President responsible for TI’s $5 billion ASP chip business, President of TI Europe and leader of the team that created TI’s DSP business in Houston, Texas. Before joining TI, he worked in electronics systems design roles at Rank Radio International and Marconi Space and Defence Systems in the UK. He is a non-executive director of Intrinsity, Inc and Netronome Systems Inc.

Jeremy Scudamore, age 61, Senior Independent Director. Jeremy Scudamore joined the board in April 2004. He was Chief Executive Officer of Avecia Group (formerly the specialty chemicals business of Zeneca) until April 2006 and previously held senior management positions both in the UK and overseas with Zeneca and ICI. He has been a board member of the Chemical Industries Association and was Chairman of England’s North West Science Council. He was also a member of the DTI’s Innovation and Growth Team for the Chemical Industry and Chairman of the Innovation Team. He is non-executive Chairman of SkyePharma plc and Oxford Advanced Surfaces plc and a non executive director of Oxford Catalysts Group plc and Plant Health Care plc.

Young Sohn, age 53, Independent Non-Executive Director. Young Sohn joined the board in April 2007. He has extensive experience in the semiconductor industry both in Silicon Valley and in Asia. He is CEO of Inphi Corporation, a director of Cymer, Inc. and Audium Semiconductor Limited and an adviser to Panorama Capital, a Silicon Valley based venture capital firm. Previously he was President of the semiconductor products group at Agilent Technology, Inc. and Chairman of Oak Technology, Inc. Prior to that, he was President of the hard drive business of Quantum Corporation and, before that, Director of Marketing at Intel Corporation.

Election and re-election of Directors

In accordance with Article 79 of the Company’s Articles of Association, Mike Inglis will retire by rotation at the Company’s Annual General Meeting (AGM) and will seek re-election at that meeting. (see “—Directors and Senior Management” above for the directors’ biographies).

Executive Officers

Name(1)	Age	Position
Warren East	47	Chief Executive Officer; Director
Tim Score	48	Chief Financial Officer; Director
Tudor Brown	50	President; Director
Mike Inglis	49	Executive Vice President and General Manager, Processor Division; Director
Simon Segars	41	Executive Vice President and General Manager, Physical IP Division; Director
Mike Muller	50	Chief Technology Officer; Director

(1)	The address for each listed executive officer is c/o ARM Holdings plc, 110 Fulbourn Road, Cambridge CB1 9NJ, UK.

COMPENSATION

The aggregate compensation (including pension contributions) paid by the Company to all persons who served in the capacity of director or executive officer in 2008 (13 persons) was £5.9 million. This includes £2.1 million of share-based compensation. This does not include expenses reimbursed to officers (including business travel, professional and business association dues and expenses) but includes amounts expended by the Company for automobiles made available to its officers and other benefits commonly reimbursed or paid by companies in the UK. Each executive officer participates in the Company’s Deferred Annual Bonus Plan under which he may receive a bonus of up to 125% of the executive’s fixed salary 50% of which is compulsorily deferred into shares and an equity match of up to 2:1 if certain targets (determined by agreement between the executive and the Remuneration Committee) are exceeded. The aggregate amount accrued by the Company during 2008 to provide pension, retirement or similar benefits for directors and executive officers was £194,000.

Directors’ emoluments

The emoluments of the executive directors of the Company in respect of services to the Company were paid through its wholly-owned subsidiary, ARM Limited, as were non-executive directors, with the exception of Lucio Lanza and Young Sohn who were paid through ARM, Inc., and were as follows:

Director	Fees	Basic salary	Benefits(2)	Bonus payments(3)	Subtotal 2008	Pension contributions 2008	Share-based payments 2008(4)	Total 2008	Subtotal 2007	Pension contributions 2007	Share-based payments 2007	Total 2007
	£	£	£	£	£	£	£	£	£	£	£	£
Executive
Warren East	–	415,000	14,418	286,501	715,919	45,235	494,303	1,255,457	562,020	39,500	554,774	1,156,294
Tim Score	–	360,000	19,641	254,643	634,284	37,350	419,518	1,091,152	484,063	33,500	473,789	991,352
Tudor Brown	–	249,375	12,668	172,160	434,203	26,719	353,498	814,420	391,233	27,500	396,825	815,558
Mike Inglis	–	250,000	14,418	176,563	440,981	26,875	297,388	765,244	345,206	24,000	344,840	714,046
Mike Muller	–	245,000	14,418	171,139	430,557	30,877	293,766	755,200	340,206	23,500	348,631	712,337
Simon Segars	–	250,000	108,998	176,835	535,833	26,875	292,415	845,123	360,464	23,000	289,691	673,155
Total	–	1,769,375	184,561	1,237,841	3,191,777	193,931	2,140,886	5,526,594	2,483,192	171,000	2,408,550	5,062,742

Non-executive
Doug Dunn	160,000	–	–	–	160,000	–	–	160,000	150,000	–	–	150,000
Peter Cawdron(1)	–	–	–	–	–	–	–	–	15,552	–	–	15,552
Lucio Lanza	40,000	–	–	–	40,000	–	–	40,000	36,000	–	–	36,000
Kathleen O’Donovan	40,000	–	–	–	40,000	–	–	40,000	38,354	–	–	38,354
Philip Rowley	45,000	–	–	–	45,000	–	–	45,000	41,000	–	–	41,000
John Scarisbrick	40,000	–	–	–	40,000	–	–	40,000	36,000	–	–	36,000
Jeremy Scudamore	45,000	–	–	–	45,000	–	–	45,000	41,000	–	–	41,000
Young Sohn(1)	40,000	–	–	–	40,000	–	–	40,000	27,000	–	–	27,000
Total	410,000	–	–	–	410,000	–	–	410,000	384,906	–	–	384,906
Total	410,000	1,769,375	184,561	1,237,841	3,601,777	193,931	2,140,886	5,936,594	2,868,098	171,000	2,408,550	5,447,648

(1)	Peter Cawdron’s fees are for the period up to his date of resignation on May 15, 2007. Young Sohn’s fees are for the period from his appointment on April 2, 2007.

(2)
All the executive directors receive family healthcare and annual travel insurance as part of their benefits in kind. In addition, Tim Score has the use of a company car and Warren East, Tudor Brown, Mike Inglis and Mike Muller receive a car and petrol allowance. Simon Segars also receives living and transportation allowances as part of his placement in the US.

(3)
The bonus payments above represent the full bonus earned during 2008. According to the terms of the deferred annual bonus, 50% of this bonus is not paid in cash, but is deferred and becomes payable in shares after three years. Details of the awards made in February 2009 in  respect of these deferrals are detailed in “– Share Ownership – The Deferred Annual Bonus Plan” below.

(4)
Share based payments in 2008 represent each director’s individual compensation charge as calculated under IFRS 2, which the Company adopted from January 1, 2005 further details of this are given in Note 23 of the Consolidated Financial Statements.

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

Warren East is a non-executive director of Reciva Limited and of De La Rue plc. The Company holds 0.4% of the issued share capital of Reciva Limited. In relation to Reciva Limited, he was awarded options over 2,838 shares which vested monthly in equal installments as to 1,350 shares at an option price of £20.00 between January and July 2008 and as to 400 shares at an option price of £22.50 between July and August 2008 and as to 1,088 shares at an option price of £16.50 between September and December 2008 and received no other remuneration. In relation to De La Rue plc, he received remuneration totaling £39,375 up to December 31, 2008, (2007:  £36,247).

Tudor Brown is a non-executive director of ANT plc. In this capacity he received remuneration totaling £22,500 up to December 31, 2008 (2007:  £26,250). Mike Inglis was a non-executive director of Superscape Group plc until March 2008 and received remuneration totaling £9,587 up to that date (2007:  £22,000). He became a non-executive director of Pace plc on July 25, 2008 and in this capacity he received remuneration totaling £14,383 up to December 31, 2008. Tim Score is a non-executive director and was interim chairman of National Express Group plc. In this capacity he received remuneration totaling £58,101 up to December 31, 2008 (2007:  £48,000). Simon Segars is a non-executive director of Plastic Logic Limited and in this capacity he received remuneration totaling £15,000 up to December 31, 2008 (2007:  £15,000).

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

BOARD PRACTICES

Corporate Governance

Compliance with the UK Combined Code

The Company complies, and complied throughout 2008, with the Combined Code 2006. There are three elements that make up the Company’s corporate governance framework:  organization and structure, the internal control framework and independent assurance. The remainder of this section details how the Company has applied these principles and complies with the provisions of the Combined Code.

Composition and operation of the board

The Combined Code requires that at least half of the board, excluding the Chairman, should comprise independent non-executive directors and the board currently comprises six executive directors, six independent non-executive directors and the Chairman. The Chairman was regarded as independent at the time of his appointment. The executive directors are the Chief Executive Officer, the President, the Chief Financial Officer, the Chief Technology Officer and the General Managers of the Processor and Physical IP Divisions, all of whom play significant roles in the day-to-day management of the business. The board has considered the overall balance between executive and non-executive directors and believes that the number of executive directors is fully justified by the contribution made by each of them. All directors complete conflicts of interest questionnaires and any planned changes in their directorships outside the Company are subject to prior approval by the board.

The board reviews the independence of the non-executive directors on appointment and at appropriate intervals and considers the six non-executive directors to be independent in character, judgment and behavior, based on both participation and performance at board and committee meetings. There are no relationships or circumstances which are likely to affect the judgment of any of them. Jeremy Scudamore, who has a strong background in industry and commerce, is the senior independent director. In this role, he provides a communication channel between the Chairman and non-executive directors and is available to discuss matters with shareholders, if required. Lucio Lanza, John Scarisbrick and Young Sohn all have a broad understanding of the Company’s technology and the practices of major US-based technology companies. Philip Rowley and Kathleen O’Donovan are both financial experts with strong financial backgrounds.

The table below shows directors’ attendance at meetings which they were eligible to attend during the 2008 financial year:

	Scheduled board meetings	Board conference calls/ad hoc meetings	Audit Committee	Remuneration Committee		Nomination Committee
Total number of meetings	7	3	4	3		2
Doug Dunn	7/7C	2/3	–	–		2/2C
Warren East	7/7	3/3	–	–		–
Tudor Brown	7/7	3/3	–	–		–
Mike Inglis	6/7	3/3	–	–		–
Lucio Lanza	7/7	1/3	4/4	–		2/2
Mike Muller	6/7	3/3	–	–		–
Kathleen O’Donovan	6/7	1/3	4/4	3/3		–
Philip Rowley	6/7	1/3	4/4C	–		2/2
John Scarisbrick*	7/7	2/3	–	2/2	*	2/2
Jeremy Scudamore	6/7	1/3	4/4	3/3C		–
Tim Score	7/7	3/3	–	–		–
Simon Segars	5/7	2/3	–	–		–
Young Sohn	7/7	1/3	4/4	3/3		–

*	John Scarisbrick was appointed to the remuneration committee on September 24, 2008.

C	Chairman

In the event that directors are unable to attend a meeting or a conference call they receive and read the papers for consideration at that meeting and have the opportunity to relay their comments and if necessary to follow up with the Chairman or the Chief Executive Officer after the meeting. During 2008, the Chairman held at least two meetings with the non-executive directors without the executives present and the non-executive directors met on at least one occasion without the Chairman being present.

The directors have the benefit of directors’ and officers’ liability insurance, and there is an established procedure for individual directors, who consider it necessary in the furtherance of their duties to obtain independent professional advice at the Company’s expense. In addition all members of the board have access to the advice of the Company Secretary.

The board is committed to high standards of corporate governance and business integrity, which it believes are essential to maintaining the trust of investors and other stakeholders in the Company. The board provides leadership for the Company and is responsible for setting the Company’s strategic aims and standards of conduct, monitoring performance against the business plan and budget prepared by the executive directors and ensuring that the necessary financial and human resources are in place for it to meet its objectives.

The board requires all directors and employees to act fairly, honestly and with integrity and they are all subject to a Code of Business Conduct and Ethics, a copy of which is published on the corporate website at www.arm.com. The board has a formal schedule of matters specifically reserved for its decision, which includes the approval of major business matters, policies and operating and capital expenditure budgets. The board is also responsible for sanctioning unusual commercial arrangements such as atypical license agreements and investments. The board delegates authority to various committees that are constituted within written terms of reference and chaired by independent non-executive directors where required by the Combined Code. The Chairman has primary responsibility for running the board and the Chief Executive Officer has executive responsibilities for the operations and results of the Company and making proposals to the board for the strategic development of the Company. There are clear and documented divisions of accountability and responsibility for the roles of Chairman and Chief Executive Officer.

The board undertakes an annual board evaluation. During 2008, this exercise was conducted internally with each director completing a questionnaire and was led by the Chairman and facilitated by the Company Secretary. The evaluation covered board performance, processes, committees, composition, skills and director induction. The overall conclusion was that individual board members are satisfied that the board works well. They are also satisfied with the contribution made by their colleagues and that board committees operate properly and efficiently. Various recommendations resulted from the evaluation which have been discussed by the board and will be acted upon by the board in 2009, as appropriate. In particular, time is now allocated at board meetings and conference calls for discussions between the non-executive directors with and without the Chairman present and the Chairman will meet with each member of the executive committee on an individual basis in 2009, in addition to his regular discussions with the Chief Executive Officer. Further, the Chief Executive Officer will meet each non-executive director individually at least once per year. It is intended that there will be a further board evaluation each year, involving external consultants as and when the board deems appropriate.

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

Executive committee

The executive committee is responsible for implementing the strategy approved by the board. Among other things, this committee is responsible for ensuring that the Company’s budget and forecasts are properly prepared, that targets are met, and for generally managing and developing the business within the overall budget. Variations from the budget and changes in strategy require approval from the main board of the Company. The executive committee, which meets monthly, comprises the Chief Executive Officer, Chief Financial Officer, the President, the Chief Operating Officer, the Chief Technology Officer, the General Managers of the Processor, Physical IP, System Design and Media Processing Divisions, the EVP Human Resources, the General Counsel, the EVP Sales, the VP Marketing and the Company Secretary and meetings are attended by other senior operational personnel, as appropriate. Biographies of the members of the executive committee appear on the Company’s website.

Audit committee

The audit committee has written terms of reference which are published on the corporate website at www.arm.com. The committee has responsibility for, among other things, monitoring the integrity of the financial statements of the Company and any formal announcements relating to the Company’s financial performance, and for reviewing any significant financial reporting judgments contained in them; reviewing the effectiveness of the Company’s internal controls over financial reporting and providing oversight of the Company’s risk management systems; making recommendations to the board in relation to the appointment, remuneration and resignation or dismissal of the Company’s external auditors; reviewing and monitoring the external auditors’ independence and objectivity and the effectiveness of the audit process; developing and implementing policy on the engagement of the external auditors to supply non-audit services; and considering compliance with legal requirements, accounting standards, the Listing Rules of the Financial Services Authority and the requirements of the SEC. There is a procedure in place for employees to report areas of concern to management in confidence and, if they prefer, anonymously through a third-party telephone line. The committee receives any such confidential reports from the compliance committee. Two whistleblowing incidents were reported in 2008, both of which were fully investigated and the committee is satisfied that there has been no breach of policies and procedures and that any appropriate remedial action has been taken. There have been no other whistleblowing reports up to March 20, 2009 being the latest practicable date before the printing of this report.

The committee also keeps under review the value for money of the audit and the nature, extent and cost-effectiveness of the non-audit services provided by the auditors. The committee has discussed with the external auditors their independence, and has received and reviewed written disclosures from the external auditors as required by the Auditing Practices Board’s International Standard on Auditing (ISA) (UK and Ireland) 260 “Communication of audit matters with those charged with governance,” as well as those required by the PCAOB

Rule 3526 “Communication with Audit Committees Concerning Independence.” To avoid the possibility of the auditors’ objectivity and independence being compromised, the Company’s tax consulting work is carried out by the auditors only in cases where they are best suited to perform the work. In other cases, the Company has engaged another independent firm of accountants to perform tax consulting work. The Company does not normally award general consulting work to the auditors. From time to time, however, the Company will engage the auditors to perform work on matters relating to human resources and royalty audits. The Company may also seek professional advice from another firm of independent consultants or its legal advisers.

The current audit committee comprises Philip Rowley (Chairman), Kathleen O’Donovan, Lucio Lanza, Jeremy Scudamore and Young Sohn. Philip Rowley is the financial expert as defined in the Sarbanes-Oxley Act 2002 (US) and Kathleen O’Donovan is also qualified to fulfill this role. Both have recent and relevant financial experience. The external auditors, Chief Executive Officer, Chief Financial Officer and the Company Secretary attend all meetings in order to ensure that all the information required by the audit committee for it to operate effectively is available. Representatives of the Company’s external auditors meet with the audit committee at least once a year without any executive directors being present.

Remuneration committee

The remuneration committee has responsibility for determining and agreeing with the board, within agreed terms of reference, the Company’s policy for the remuneration of the executive directors and the individual remuneration packages for each executive director. This includes basic salary, annual bonus, the level and terms of conditional awards under the Long Term Incentive Plan and the terms of performance conditions that apply to such benefits, pension rights and any compensation payments. Where the remuneration committee considers it appropriate, the committee will make recommendations in relation to the remuneration of senior management. The committee also liaises with the board in relation to the preparation of the board’s annual report to shareholders on the Company’s policy on the remuneration of executive directors and in particular the directors’ remuneration report, as required by the Companies Act 1985, the Combined Code and the Listing Rules of the Financial Services Authority. The committee’s terms of reference are published on the Company’s website at www.arm.com.

The committee is chaired by Jeremy Scudamore and the other members are Kathleen O’Donovan, Young Sohn and John Scarisbrick, who joined the committee in September 2008. The committee met three times during 2008. Given their diverse experience, these four independent non-executive directors are able to offer a balanced view and international expertise in relation to remuneration issues for the Company. The committee has access to professional advice from external advisers (generally appointed by the Executive Vice President, Human Resources) in the furtherance of its duties and makes use of such advice. During 2008, KPMG provided general advice on remuneration and benefits, including tax advice for employees who are seconded overseas and they also worked on royalty audits and the acquisition of Logipard AB. Linklaters provided legal services. Deloitte provided salary survey data and provided royalty audit services and tax training. Kepler Associates provided independent verification of TSR calculations for the Long Term Incentive Plan. The Executive Vice President, Human Resources also provided advice to the committee and to the Company. Monks, which provided salary survey data, is an associate of the Company’s external auditor and these services were approved by the audit committee in accordance with the procedure described in the corporate governance report. The Chief Executive Officer and the Executive Vice President, Human Resources, normally attend for part of remuneration committee meetings. No director is involved in deciding his or her own remuneration.

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

Nomination committee

The nomination committee leads the process for board appointments and makes recommendations to the board in relation to new appointments of executive and non-executive directors and on succession planning, board composition and balance. The terms of reference of the nomination committee are published on the Company’s website www.arm.com. It is chaired by Doug Dunn, and the other members are John Scarisbrick, Lucio Lanza and Philip Rowley. The committee considers the roles and capabilities required for each new appointment, based on an evaluation of the skills and experience of the existing directors. In relation to the appointment of new directors, the services of external search consultancies are generally used. There were no new appointments to the board during 2008.

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

The board of directors has overall responsibility for ensuring that the Company maintains an adequate system of internal control and risk management and for reviewing its effectiveness. Building on the successful achievement of compliance with section 404 of the Sarbanes-Oxley Act for the 2006 and 2007 financial years, a considerable amount of resource and effort continued to be committed during 2008 and compliance in relation to the 2008 financial year was also successfully completed (see “Item 15. Controls and Procedures”). The processes and procedures have been successfully integrated into day-to-day business operations and proven to provide a sustainable solution for ongoing compliance. The board has reviewed the system of internal control, including internal controls over financial reporting, which has been in place for the year under review and up to the date of approval of the annual report. Such systems are designed to manage rather than eliminate the risks inherent in a fast-moving, high-technology business and can, therefore, provide only reasonable and not absolute assurance against material misstatement or loss.

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

•
The compliance committee consists of the General Counsel, the Chief Operating Officer, the Chief Financial Officer, the EVP Human Resources, the VP Corporate Operations, the Chief Information Officer and the Company Secretary. It oversees compliance throughout the business with all appropriate international regulations, trading requirements and standards, including direct oversight of financial, employment, environmental and security processes and policies. The compliance committee has a reporting line to the audit committee.

•
The disclosure committee comprises the Chief Executive Officer, the Chief Financial Officer, the Group Financial Controller, the General Counsel, the Director of Investor Relations and the Company Secretary. It is responsible for ensuring that disclosures made by the Company to its shareholders and the investment community are accurate, complete and fairly present the Company’s financial condition in all material respects.

In addition, there is a series of interconnected meetings that span the Company from the weekly management meeting chaired by the Chief Executive Officer, and the weekly business review meeting chaired by the Chief Operating Officer, the purpose of which is to monitor and control all main business activities, sales forecasts and other matters requiring approval that have arisen within the week, to the board meetings of the Company. Each month management reviews with representation from relevant divisions and functions across the Company; revenues, orders booked, costs, product and project delivery dates and levels of defects found in products in development. The outputs of the weekly business review meeting and the monthly operations meeting are reviewed by the executive committee which, in turn, raises relevant issues with the board of the Company. The processes for identifying, evaluating and managing the significant business, operational, financial, compliance and other risks facing the Company have been in place for the year under review and up to the date of approval of the annual report and financial statements.

As required by the Combined Code, the audit committee has considered whether it would be appropriate for the Company to have its own internal audit function and has concluded that, taking account of its relatively small number of employees and a high degree of centralization in the way the business is run, this is not appropriate at present. The committee has confirmed this view to the board. The Company does, however, have an operational audit function that audits the Company’s business and product/project management processes. These processes are documented, maintained and continuously improved, for effectiveness and efficiency. In addition, they are audited externally by Lloyd’s Register Quality Assurance for compliance with ISO 9001:2000.

Any significant control failings identified through the operational audit function or the independent auditors are brought to the attention of the compliance committee and undergo a detailed process of evaluation of both the failing and the steps taken to remedy it. There is then a process for communication of any significant control failures to the audit committee.

Environmental, Social, Corporate Governance and Ethical Policies

While the Company is accountable to its shareholders, it also endeavors to take into account the interests of all its stakeholders, including its employees, customers and suppliers and the local communities and environments in which it operates. The Chief Financial Officer takes responsibility for these matters, which are considered at board level. A corporate responsibility (CR) report is described under “—Corporate responsibility report,” below, and also on the Company’s website www.arm.com. The Company’s Code of Business Conduct and Ethic’s is available on the Company’s website and the Company regularly monitors employees’ awareness of Company policies and procedures, including ethical policies. The Company also operates a whistleblowing policy which provides for employees to have access to senior management to raise concerns in strict confidence about any unethical business practices. There is also a facility to make reports by telephone to an independent third party through a whistleblowing hotline.

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

A number of initiatives in this area have continued in 2008. The Company’s environmental policy is published on its website within the Corporate Responsibility (“CR”) report. An environmental action plan is implemented through various initiatives. These include monitoring energy usage, resource consumption and waste creation so that targets set for improvement are realistic and meaningful, ensuring existing controls continue to operate satisfactorily and working with suppliers to improve environmental management.

In line with Companies Act 2006, the articles of association enable the Company to send information to shareholders electronically and make documents available through the website rather than in hard copy, which provide both environmental and cost benefits. Shareholders can opt to continue receiving a printed copy of the annual report if they prefer.

Health and safety

Although ARM operates in an industry and in environments which are considered low risk from a health and safety perspective, the safety of employees, contractors and visitors is a priority in all ARM workplaces worldwide. Continual improvement in safety management systems is achieved through detailed risk assessments to identify and eliminate potential hazards and through occupational health assessments for employees. More detail about the Company’s approach to environmental matters and health and safety is included in the CR report described under “—Corporate responsibility report,” below.

Information and Communication with shareholders

The board makes considerable efforts to establish and maintain good relationships with shareholders. The main channel of communication continues to be through the Chief Executive Officer, the Chief Financial Officer and the Director of Investor Relations, although the Chairman, the senior independent director and the other non-executive directors remain willing to engage in dialogue with major shareholders as appropriate. There is regular dialogue with institutional shareholders throughout the year other than during close periods. The board also encourages communication with private investors and part of the Company’s website is dedicated to providing accurate and timely information for all investors including comprehensive information about the business, its Partners and products, all press releases, RNS announcements and SEC filings. At present, around 20 analysts write research reports on the Company and their details appear on the Company’s website. Shareholders can also obtain telephone numbers from the website, enabling them to listen to earnings presentations and audio conference calls with analysts; and in addition, webcasts or audiocasts of key presentations are made available through the website. Members of the board, including some of the non-executive directors, attend the annual analyst and investor day and develop an understanding of the views of major shareholders through any direct contact that may be initiated by shareholders, or through analysts’ and brokers’ briefings. The board also receives feedback from the Company’s brokers and financial PR advisers, who obtain feedback from analysts and brokers following investor roadshows. All shareholders may register to receive the Company’s press releases via the internet.

The board actively encourages participation at the Annual General Meeting, scheduled for May 14, 2009, which is the principal forum for dialogue with private shareholders. A presentation will be made outlining recent developments in the business and an open question-and-answer session will follow to enable shareholders to ask questions about the business in general.

The resolutions put to shareholders at the meeting and the voting results will be published via RNS and the SEC and will be available on the Company’s website.

Corporate responsibility report

ARM’s corporate responsibility program encompasses accountability to shareholders, commitment to employees and their families, service to our Partners, fostering good relationships with suppliers, involvement in the betterment of local communities and minimizing impact on the environment. Within each of these pillars, we focus on continuous improvement measured by internal objectives, external audits and benchmarking.

The environment

ARM designs the technology at the heart of low-power products across a whole range of applications. Intelligence within its low-power IP cores can be used to measure, manage and control the environmental performance of consumer electronics and IT equipment, while improving their functional performance and reducing carbon footprint. Additionally ARM can leverage its Connected Community™ of Partners to provide complete low-power solutions for products based on the ARM architecture.

ARM’s activities do not produce harmful waste or emissions, and the Ethical Investment Research Service (EIRIS) grades ARM as an environmentally “low impact” business. However, ARM recognizes the need to mitigate any form of environmental impact. ARM’s environmental performance is measured against targets to reduce resource usage, increase reuse and recycling and control carbon emissions.

ARM works with LRQA environmental auditors to develop and improve our environmental management system. LRQA’s twice yearly environmental and health and safety themed audits are now integrated with their other accreditation work, which has increased understanding of ARM’s environmental objectives among the local management and provided action plans for achieving these objectives. Adopting LRQA’s Business Assurance approach provides an independent assessment of the ARM Management System and the various review procedures in place within the company. This approach enables LRQA to verify ARM’s compliance with ISO9001:2000 and components of other relevant ISO standards.

In UK offices where ARM procures its own energy, supplies are from renewable sources. The application of a greener policy on energy procurement is being extended to other ARM locations where practicable. For example, the new 92,000 sq ft office in San Jose, California has incorporated some of the building technologies that score towards the Leadership in Energy & Environmental Design (LEED) Green Building Rating System and this principle will be implemented in future sites where feasible. In the UK, ARM decreased CO2 production by 22% from 2006 to 2007 and by 89% between 2007 and 2008. In 2008, ARM also implemented an off-site regional Data Center in the US and by centralizing these services the number of server rooms distributed across multiple ARM locations was reduced with an associated reduction in environmental impact.

ARM continues to assess its waste management strategies and improve the provision for recycling. Paper, cardboard packaging, glass, aluminum and plastic can be recycled in many locations. In the UK, paper recycling grew by 56% between 2006 and 2007 and by 103% between 2007 and 2008. Likewise the cardboard packaging recycling growth between 2006 and 2007 of 12% saw a further increase of 30% between 2007 and 2008.

Travel

ARM recognizes the environmental impact of travel and employees are encouraged to cycle to work, to share car journeys, or to use public transport. Consistent with local custom and practice, bus transport is provided for employees in Bangalore to minimize the environmental impact of individual travel to work and to reduce congestion. In a company of 1,740 people, there are fewer than 30 company cars.

Business travel, particularly by air, is important to maintain ARM’s very effective partner relationships, but ways this can be reduced are regularly reviewed. Video conferencing is utilized where practicable and we are progressively upgrading our equipment to make this option more effective. Data regarding flights is benchmarked with a view to reducing business travel while ensuring that good business relationships are maintained. Despite ARM’s increased head count and number of locations between 2006 and the end of 2008, we have achieved a reduction in flight-related CO2 production of 3.4% over this period.

Youth and education

ARM supports educational endeavors through sponsorship of science/IT-related education initiatives and donations of supplies such as redundant computer equipment to schools. We support the Engineering Education Scheme, Young Engineers and Young Enterprise as well as the Cambridge University Entrepreneurs, University of Texas College of Communication, Cambridge University Engineering Society and primary educational establishments. ARM’s University program engages with universities in nearly every region of the world, including the EU, North and South America, Australia, India, China and Japan – designing course material, providing technical seminars, donating equipment and software and offering assistance to students. This reflects ARM’s commitment to help universities produce graduates with the necessary skills that its Partners need.

Employee volunteering and gift matching program

ARM encourages employees to support their local communities by providing paid volunteer time and a charitable gift matching program. Employee volunteering includes acting as school governors, mentors to young people, or volunteers to organize events to raise money for charity. Some employees volunteer time for work on engineering projects with school and college students.

Employees

ARM endeavors to attract and retain the best people available by being a good and ethical employer. In the UK, ARM participated in the Sunday Times “Best Company to Work For” survey in 2008 and in January 2009, was presented with a 1 star award which means it is a “first class” employer. In 2008 ARM was judged by the UK’s Guardian newspaper as a “Top Employer.”

Ethics and equal opportunities

ARM recognizes its ethical responsibilities to all shareholders which are manifested in a range of policies and processes. ARM conducts its business with integrity, respecting cultures and the dignity and rights of individuals. The Company has an obligation to promote respect for and observance of human rights and fundamental freedoms for all, without distinction as to color, ethnic origin, gender, age, religion or similar belief, political or other opinion, disability or sexual orientation.

Benefits

Employees receive benefits including private medical/healthcare; health, travel and life insurance; pensions/401k plan; sabbaticals and flexible working. ARM aligns the interests of employees and shareholders by providing equity participation through restricted shares under the Employee Equity Plan and the opportunity to buy shares through savings plans. ARM supports family-friendly initiatives such as a child care voucher scheme in the UK and a flexible spending account in the US.

Feedback, development and training

ARM recognizes the importance of enabling employees to learn and develop, encouraging each individual to embark on a path of self-betterment using a blend of reflection and feedback, coaching, mentoring, training and education. At least once a year, employees and managers have a formal discussion on performance and development through the ARM Feedback and Development System. Training needs are tracked, delivered and progress is monitored through our Learning and Development team, ensuring that the Company's skills base is increased in line with business needs and personal aspirations.

Suppliers

ARM has relatively few suppliers, but the Company engages in dialogue with larger vendors to assess their CR credentials. ARM evaluates suppliers on several factors including vendor policies (where applicable) and the reputation of the supplier or contractor. ARM encourages suppliers and contractors to abide by its Human Rights and Ethical Trading Policy. ARM continues to work with suppliers and service providers to minimize environmental impact, wherever practicable.

Business continuity plans

ARM has developed business continuity plans for all of its operations worldwide to enable business to continue should a serious event or incident occur. These plans are designed to protect the interests of ARM’s shareholders and in particular ARM’s employees, property and other assets, and to provide facilities and infrastructure to reinstate business operations as quickly as possible after an event. The continual review of these plans forms part of the management review process alongside environmental management and health, safety and welfare.

Disabled persons

The Company has a strong demand for highly qualified staff and disability is not seen to be an inhibitor to employment or career development. In the event of any staff becoming disabled while with the Company, their needs and abilities would be assessed and the Company would, where possible, seek to offer alternative employment to them if they were no longer able to continue in their current role.

Health and safety

The safety and welfare of employees, contractors and visitors is a priority. ARM has adopted UK health and safety legislation as the global corporate standard due to its depth and breadth and maintains membership of the British Safety Council to reflect this standard. ARM’s global internal audit program, the Facilities Management Review, evaluates health and safety performance across all sites with a goal of consistency of health and safety provision worldwide. We have seen increased awareness from design center managers of health, safety and welfare issues and their mitigation in 2008, in the results of audits conducted by Lloyds Register Quality Assurance (“LRQA”).

To date ARM has had no serious issues and retains a very low accident rate – less than two recorded accidents per one hundred employees annually.

Health and safety issues are communicated to employees through various media including the intranet, email and workshops. As part of ARM’s induction process, an extensive workshop introduces new employees to health and safety issues in their office.

Going concern

After dividend payments of £26.4 million and spending £40.3 million on the share buyback program in 2008, the Company grew its cash, cash equivalent, short-term investment and marketable securities balance to £78.8 million at the end of 2008 from £51.3 million at the start of the year. After reviewing the 2009 budget and longer term plans, the directors are satisfied that, at the time of approving the financial statements, it is appropriate to adopt the going concern basis in preparing the financial statements of the Company.

Statement of directors’ responsibilities

The directors are responsible for preparing the annual report and financial statements in accordance with applicable law and regulations. UK Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period.

In preparing those financial statements, the directors are required to:

•	Select suitable accounting policies and then apply them consistently;

•	Make judgments and estimates that are reasonable and prudent;

•	State that the financial statements comply with IFRSs as published by the IASB; and

•
Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business, in which case there should be supporting assumptions or qualifications as necessary.

The directors confirm that they have complied with the above requirements in preparing the financial statements. The directors are also required by the Disclosure and Transparency Rules of the Financial Services Authority to include a report containing a fair view of the business and a description of the principal risks and uncertainties facing the Company.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985 and Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Remuneration Committee

See “—Corporate Governance—Remuneration committee” above for details regarding the Company’s Remuneration committee.

Remuneration policy

The remuneration committee, in its deliberations on the remuneration policy for the Company’s executive directors, seeks to give full consideration to the principles set out in the Combined Code. The committee is able to consider corporate performance on environmental, social and corporate governance issues when setting the remuneration of executive directors. The committee also monitors developments in the accounting for equity-based remuneration on an ongoing basis.

The Company operates a remuneration policy and framework for executive directors designed to ensure that it attracts and retains the high-quality management skills necessary to achieve a high level of corporate performance, in line with the best interests of shareholders. This policy seeks to provide rewards and incentives for the remuneration of executive directors that reflect their performance and align with the objectives of the Company. These comprise a mix of performance-related and non-performance-related remuneration. The committee believes that a director’s total remuneration should seek to recognize his worth in the external market and, to this end, operates a policy of paying base salaries which are in line with the market median, as part of a total remuneration package which is upper quartile . The committee believes that this is justified, recognizing that more than 50% of total potential remuneration is performance-related. The committee obtains information about the external market from various independently published remuneration surveys and is committed to benchmarking the total remuneration package.

However for 2009, recognizing current market conditions and the uncertainty over when the global economy will start to improve, the board took the decision to postpone the annual pay review across the Company and to review the situation at the mid year in the light of actual business performance and prospects for the remainder of the year and 2010. This applies to all employees and to the board, including executive and non-executive directors.

The nature of the Company’s development has meant that there has been a good deal of focus on the attainment of short-term objectives with a high level of variable remuneration. From 2007 onwards, variable remuneration consists of two performance-related elements, annual bonus and a conditional award under the Long Term Incentive Plan. A shareholding guideline is in place for executive directors and certain senior managers who are required to build up a holding of shares in the Company over a period of five years. The shareholdings may be built up of shares received through earlier grants under the Company’s share option schemes and/or the Long Term Incentive Plan and/or the Deferred Annual Bonus Plan and, in the case of executive directors, the required holding is 100% of basic salary.

Incentive arrangements

The remuneration committee aims to ensure that individuals are fairly rewarded for their contribution to the success of the Company. The various incentive schemes that comprise the remuneration packages of executive directors and senior managers are described below:

Deferred Annual Bonus Plan

There is a strong variable element to executive directors’ remuneration and a bonus of up to 125% of base salary (after application of a personal performance multiplier which flexes the payment by 0.75 to 1.25) can be earned through the Deferred Annual Bonus Plan (DAB) if all targets are met. The personal performance multiplier depends on the achievement of predetermined objectives which are reviewed and approved by the committee each year. These include key strategic objectives related to each director’s role and responsibilities including compliance with the Management Charter which is designed to foster employee development, understanding of the overall vision and strategy of the Company and good governance.

There is compulsory deferral into shares of 50% of the bonus earned and an opportunity to earn an equity match of up to 2:1, subject to achievement of an EPS performance condition. Deferred shares and any matching shares earned will normally be transferred three years from the date of award. Payment of the bonus for 2008 was subject to the achievement of US dollar revenue and normalized operating profit targets set by the remuneration committee, which were directly related to the Company’s financial results. The bonuses payable to executive directors in respect of performance during 2008 are shown in the Directors’ emoluments table and are in the range 69.0% to 70.7% of base salary, 50% of which was compulsorily deferred into shares. For 2008, 50% of bonus was dependent on achieving a US dollar revenue target and 50% on achieving a normalized operating profit target. At EPS growth equal to the increase in the Consumer Prices Index (CPI) plus 4% per annum, the deferred shares will be matched on a 0.3:1 basis, rising to 2:1 when EPS growth is in excess of CPI plus 12% per annum. The deferred shares can be forfeited in the event of gross misconduct and the matching shares are subject to forfeiture for “bad leavers.”

For 2009, 30% of bonus is dependent on achieving a US dollar revenue target and 70% on achieving a normalized operating profit target, which the committee believes have been set at challenging but motivational levels. These targets are directly related to the Company’s financial results and encourage achievement of the Company’s short-term financial goals, while the deferral and matching elements encourage a longer term view of the success of the Company. Maximum bonus is 125% of base salary depending on the personal performance multiplier described above.

Employee Equity Plan

The Employee Equity Plan, approved at the 2006 AGM, operated for 2008 in place of the Employee Share Option Schemes. The introduction of this plan reflected the shift in market practice away from options and towards free shares. However, to enable the Company to respond to any future changes in market conditions, this plan provides the flexibility to grant either shares or options, with a “currency conversion” between the two to ensure that awards are of a similar value to employees and a similar cost to the Company. Under this plan free shares (or, in exceptional circumstances only, options) are granted to employees on an annual basis up to a limit set for each grade and equivalent to grant values under the former Executive Share Option Scheme. In the three major employing countries and other countries as may be appropriate, the Employee Equity Plan may involve the use of government approved plans to deliver awards in a tax efficient manner. The Employee Equity Plan has three related overseas sub-plans, the French sub-plan, the USA sub-plan and the Indian sub-plan which are substantially the same as the Employee Equity Plan except that they have been structured to take account of local requirements and tax benefits for employees applicable in France, the United States and India.

U.S. Employee Stock Purchase Plan

The U.S. Employee Stock Purchase Plan (“ESPP”) approved at the 2006 AGM was operated in 2008 in place of the Savings Related Plan. All employees and executive directors of designated subsidiary companies are eligible to participate in offerings under the ESPP except where prohibited by law and subject to the employee or director having been employed by a designated subsidiary for at least six months (or shorter period specified by the share schemes committee). Each offering will be for a period of between 6 and 24 months. During an offering period participating employees will have deductions made from their post tax salaries which will be retained by the Company or relevant designated subsidiary. The deductions will be for a whole percentage of the participating employee’s gross pay (before tax and social security) subject to a maximum deduction of 10% of gross pay.

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

Existing option schemes

The grant of options under the existing share option schemes ceased in 2006 when the DAB and the Employee Equity Plan were approved by shareholders. The Employee Equity Plan has the facility for option grants to be made, but this will be done only in exceptional circumstances. The existing option grants to executive directors remain available for exercise and vesting in accordance with the rules of the relevant schemes. In line with practice among the Company’s peers in the technology sector, there are generally no performance conditions attached to the issue or exercise of discretionary options under the existing schemes, except for those issued to executive directors where performance conditions based on real EPS growth apply. Share options issued to executive directors prior to their appointment to the board of the Company do not have performance conditions attached to them. However, discretionary options issued to executive directors after their appointment to the board of the Company do have performance conditions attached to them. These discretionary options will vest after seven years, but may vest after three years from grant to the extent that the performance conditions are satisfied. The performance conditions applicable to the Long Term Incentive Plan are described in more detail below and are based on total shareholder return (“TSR”) rather than EPS, providing the link to performance against an appropriate peer group. These performance conditions were selected having regard to the position of the Company within its sector and the nature of the companies against which it competes to attract and retain high caliber employees. The committee believes that the performance conditions represent the correct balance between being motivational and challenging.

Pensions

The Company does not operate its own pension scheme but makes payments into a Group personal pension plan, which is a money purchase scheme. For executive directors, the normal rate of Company contribution is 10% of the executive’s basic salary plus additional amounts in accordance with the Company’s salary sacrifice scheme.

Executive Director Service Contracts

Executive directors have “rolling” service contracts that may be terminated by either party on one year’s notice. These agreements generally provide for each of the directors to provide services to the Company on a full-time basis and contain restrictive covenants for periods of three to six months following termination of employment relating to non-competition, non-solicitation of the Company’s customers, non-dealing with customers and non-solicitation of the Company’s suppliers and employees. In addition, each service contract contains an express obligation of confidentiality in respect of the Company’s trade secrets and confidential information and provides for the Company to own any intellectual property rights created by the directors in the course of their employment.

As explained in “—Compensation—Directors’ emoluments”, it is the Company’s policy to allow executive directors to hold non-executive positions at other companies. In addition, with effect from July 1, 2008, when Tudor Brown took up his role as President, it was mutually agreed that the number of working days would be reduced by 25% with a commensurate reduction in his salary.

The dates of the service contracts of each person who served as an executive director during the financial year are as follows:

Director	Date
Warren East	January 29, 2001
Tim Score	March 1, 2002

Director	Date
Tudor Brown	April 3, 1996
Mike Inglis	July 17, 2002
Mike Muller	January 31, 1996
Simon Segars	January 4, 2005

Where notice is served to terminate the appointment, whether by the Company or the executive director, the Company in its absolute discretion is entitled to terminate the appointment by paying to the executive director his salary in lieu of any required period of notice.

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

Non-executive Directors

During 2008, the Chairmen of the audit and remuneration committees and the senior independent director each received a total fee of £45,000 per annum and the other non-executive directors each received a total fee of £40,000 per annum. These fees were arrived at by reference to fees paid by other companies of similar size and complexity, and reflected the amount of time non-executive directors were expected to devote to the Company’s activities during the year, which is between 10 and 15 working days a year. The remuneration of the non-executive directors is set by the executive directors and the term of appointment is three years. Fees paid to non-executive directors are reviewed annually with effect from January 1st and, as mentioned above, the board agreed that, in the light of current market conditions, no increase should be paid at the start of 2009 and the situation will be reviewed at the mid year.

Non-executive directors do not have service contracts, are not eligible to participate in bonus or share incentive arrangements and their service does not qualify for pension purposes or other benefits. No element of their fees is performance-related. Share options held by Lucio Lanza were granted prior to the Company’s acquisition of Artisan.

EMPLOYEES

At December 31, 2008, the Company had 1,740 full-time employees, including 501 in the United States where Simon Segars is President of ARM, Inc., 35 in Japan where Takafumi Nishijima is president of ARM KK, 13 in South Korea, where Young Sub Kim is president of ARM Korea Limited, 10 in Taiwan, where Philip Lu is Chairman of ARM Taiwan Limited, 23 in P.R. China where Jun Tan is Director of ARM Consulting (Shanghai) Co. Ltd, and 300 in India where Anil Gupta is Managing Director of ARM Embedded Technologies Pvt. Limited.

The table below sets forth the number of Company employees by function and by location at year end for the periods indicated:

	At December 31,
	2006	2007	2008
Total	1,659	1,728	1,740
Function
Research and Development	1,083	1,195	1,136
Marketing and Sales	337	313	351
Finance and Administration	239	220	253
Location
Europe	824	840	857

	At December 31,
	2006	2007	2008
United States	582	523	501
Far East and India	253	365	382

Overall, approximately 50% of the Company’s employees have technical degrees and approximately 15% of the Company’s employees have advanced technical degrees. The Company’s future success will depend on its ability to attract, retain and motivate highly qualified technical and management personnel who are in great demand in the microprocessor industry. The Company’s employees are not represented by any collective bargaining agreements and the Company has never experienced a work stoppage. The Company believes that its employee relations are good. See “Item 3. Key Information—Risk Factors—We Are Dependent on Our Senior Management Personnel and on Hiring and Retaining Both Qualified Engineers and Experienced Sales and Marketing Personnel” for a discussion of the dependence of the Company on identifying, attracting, motivating and retaining qualified engineers and other personnel.

SHARE OWNERSHIP

The following table sets forth, as of March 30, 2009, certain information as to the shares and outstanding options to subscribe for shares held by (i) each executive officer and director of the Company holding options and (ii) all executive officers and directors of the Company, as a group. As of March 30, 2009, there were 1,344,055,696 shares outstanding and options with respect to 51,652,230 underlying shares are exercisable and 1,231,260 RSUs expected to vest within 60 days of March 30, 2009.

Name	Beneficial Ownership Number(2)	Beneficial Ownership Percentage	Number of Shares underlying options(1)	Weighted average exercise price (per Share)(1)	Exercise prices and Expiration dates
Tudor Brown	3,610,702	0.27%	1,935,727	£0.96	(3)
Doug Dunn	48,000	less than 0.01%	—	—	—
Warren East	2,283,923	0.17%	1,669,189	£1.29	(4)
Mike Inglis	1,375,935	0.10%	1,230,285	£1.37	(5)
Lucio Lanza	1,578,552	0.12%	301,261	£0.60	(9)
Mike Muller	2,970,887	0.22%	1,081,554	£1.28	(6)
Kathleen O’Donovan	—	—	—	—	—
Philip Rowley	50,000	less than 0.01%	—	—	—
John Scarisbrick	10,800	less than 0.01%	—	—	—
Tim Score	1,746,792	0.13%	1,483,849	£1.38	(7)
Jeremy Scudamore	125,000	0.01%	—	—	—
Simon Segars	1,184,403	0.09%	1,034,147	£1.19	(8)
Young Sohn	159,000	0.01%			—
All current directors and senior management as a group (13 persons)	15,143,994	1.13%	8,736,012	£1.21	—

(1)	Adjusted to reflect 5 for 1 share split in the Company’s ordinary shares which took place in April 2000 and for the 4 for 1 share split in April 1999 where applicable.

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

(3)
Options to subscribe for 3,736 shares at £6.155 per share expire on May 21, 2010, options to subscribe for 2,091 shares at £3.35 per share expire on May 13, 2011, options to subscribe for 50,000 shares at £2.465 per share expire on April 19, 2009, options to subscribe for 731,428 shares at £0.4375 per share expire on January 30, 2010, options to subscribe for 320,000 shares at £1.25 per share expire on January 30, 2011, options to subscribe for 436,019 shares at £1.055 per share expire on February 4, 2012 and options to subscribe for 392,453 shares at £1.325 per share expire on February 1, 2013.

(4)
Options to subscribe for 3,187 shares at £6.155 per share expire on May 21, 2010, options to subscribe for 100,000 shares at £2.465 per share expire on April 19, 2009, options to subscribe for 400,000 shares at £1.25 per share expire on January 30,

2011, options to subscribe for 592,417 shares at £1.055 per share expire on February 4, 2012 and options to subscribe for 573,585 shares at £1.325 per share expire on February 1, 2013.

(5)
Options to subscribe for 223,515 shares at £2.1475 per share expire on May 26, 2009, options to subscribe for 288,000 shares at £1.25 per share expire on January 30, 2011, options to subscribe for 379,147 shares at £1.055 per share expire on February 4, 2012 and options to subscribe for 339,623 shares at £1.325 per share expire on February 1, 2013.

(6)
Options to subscribe for 3,736 shares at £6.155 per share expire on May 21, 2010, options to subscribe for 2,091 shares at £3.35 per share expire on May 13, 2011, options to subscribe for 50,000 shares at £2.465 per share expire on April 19, 2009, options to subscribe for 288,000 shares at £1.25 per share expire on January 30, 2011, options to subscribe for 398,104 shares at £1.055 per share expire on February 4, 2012 and options to subscribe for 339,623 shares at £1.325 per share expire on February 1, 2013.

(7)
Options to subscribe for 206,896 shares at £2.465 per share expire on April 19, 2009, options to subscribe for 320,000 shares at £1.25 per share expire on January 30, 2011, options to subscribe for 473,934 shares at £1.055 per share expire on February 4, 2012 and options to subscribe for 483,019 shares at £1.325 per share expire on February 1, 2013.

(8)
Options to subscribe for 6,792 shares at £3.35 per share expire on May 13, 2011, options to subscribe for 40,000 shares at £2.465 per share expire on April 18, 2009, options to subscribe for 105,142 shares at £0.4375 per share expire on January 29, 2010, options to subscribe for 224,000 shares at £1.25 per share expire on January 29, 2011, options to subscribe for 341,232 shares at £1.055 per share expire on February 4, 2012 and options to subscribe for 316,981 shares at £1.325 per share expire on February 1, 2013.

(9)
Options to subscribe for 89,912 shares at £0.57 per share expire on February 16, 2010, options to subscribe for 7,498 shares at £0.22 per share expire on April 15, 2011, options to subscribe for 26,236 shares at £0.44 per share expire on February 6, 2012 and options to subscribe for 177,615 shares at £0.66 per share expire on March 10, 2014.

Share Option Schemes and Plans

The Company operates the following share option schemes and plans under which employees may acquire shares: the Deferred Annual Bonus Plan, the Employee Equity Plan and the U.S. Employee Stock Purchase Plan. For a description of these plans, please see “—Board Practices—Incentive Arrangements” above.

During 2008, the Company operated the ARM Holdings plc Deferred Annual Bonus Plan (the “Deferred Annual Bonus Plan”), ARM Holdings plc Employee Equity Plan, (the “Employee Equity Plan”), the ARM Holdings plc Executive Share Option Scheme (the “Executive Scheme”), the ARM Holdings plc Unapproved Share Option Scheme (the “Unapproved Scheme”), the Long Term Incentive Plan (“LTIP”), the ARM Holdings plc Unapproved Share Option Scheme French Operation (the “French Scheme”), the ARM Holdings plc Unapproved Share Option Scheme Belgian Operation (the “Belgian Scheme”) the ARM Holdings plc Savings Related Share Option Scheme (the “Save As Your Earn Scheme” or “SAYE Scheme”), the ARM Holdings plc Stock Option Plan (the “US Incentive Stock Option Scheme” or “US ISO Scheme”) and the ARM Holdings plc Savings Related Share Option Plan (the “Savings Related Plan”) (together, the “Schemes and Plans”). Following the adoption of the Deferred Annual Bonus Plan and the Employee Equity Plan at the 2006 AGM, awards are no longer made pursuant to the Executive Scheme, the Unapproved Scheme, the French Scheme, the Belgian Scheme and the US ISO Scheme, although existing grants of options under such schemes remain exercisable. See “—Board Practices—Incentive Arrangements” above. Upon the acquisition of Artisan in 2004, the Company assumed the share plans of Artisan, namely the 1993 Plan, the 1997 Plan, the 2000 Plan, the 2003 Plan, the Director Plan, the Executive Plan and the ND00 Plan. Following the acquisition of Artisan, the Artisan plans were closed to new grants. None of the benefits under the Schemes and Plans are pensionable. Options granted under the SAYE Scheme and the Savings Related Plan are at an option price equal to not less than 80% of the market value of the shares.

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

Savings contract. Employees joining the SAYE Scheme must enter into a savings contract with a designated savings carrier under which they make a monthly saving for a period of three or five years or, if the Board of Directors so allows, any other period permitted under the relevant legislation. The monthly saving must not exceed such limit as is fixed by the Board of Directors within the ceiling imposed by the relevant legislation (currently £250 per month). With the three-year savings period, the employee receives a tax-free bonus of one monthly payment. With the five-year savings period, the employee receives a tax-free bonus of 3.7 monthly payments. With the five-year savings period, the employee has the choice of leaving the money for a further two years to receive an additional bonus of 3.9 monthly payments, making a total bonus of 7.6 monthly payments over seven years (which sum cannot be used to buy shares in the Company). An option is granted to the employee to acquire shares in the Company which is exercisable within six months of maturity after the bonus is payable under the savings contract.

Option price. Options are granted at an option price which is not less than 80% of the market value of the shares on the day before the date of invitation (or some other date agreed with the UK Inland Revenue) and, where shares are to be subscribed, their nominal value (if greater). Market value means a value for the shares agreed in advance with the UK Inland Revenue if the shares are not listed or, if they are listed, the middle market quotation on the immediately preceding business day, or the average of the middle market quotations over the three preceding business days.

Exercise of options. Options are normally exercisable for a six-month period following the maturity date under the relevant savings contract. If the option is not exercised within this six-month period, the option will lapse. Options may also, however, be exercised, in certain circumstances, for example on an option holder ceasing to be an employee due to injury, disability, redundancy, retirement, following change of control of the employing company and in the event of a takeover or winding up of the Company. If any option is exercised early in one of these circumstances, the option holder may only use the savings made under his savings contract at that time to exercise the option. Options are not transferable and may only be exercised by the person to whom they are granted, except in certain specific circumstances (e.g., death of employee).

Exchange of options. In the event of a change of control of the Company in certain circumstances, option holders may exchange their options for options over shares in the acquiring company.

Issue of shares. Shares issued on the exercise of options rank equally with shares of the same class in issue on the date of allotment, except in respect of rights arising by reference to a prior record date. Application has been made to and approved by the London Stock Exchange for the listing of shares issued under the SAYE Scheme.

Variation in share capital. Options may be adjusted following certain variations in the share capital of the Company, including a capitalization or rights issue, subdivision or consolidation or reduction of the share capital.

Termination of the SAYE Scheme. No options may be granted under the SAYE Scheme after the tenth anniversary of the date of the adoption of the rules.

Savings Related Plan

The Savings Related Plan is substantially the same as the SAYE Scheme, except that it has been structured to give tax benefits to employees in the United States. In addition, the directors may amend the Savings Related Plan to take account of any taxation, securities or exchange control laws in other territories to allow the Savings Related Plan to be operated for the benefit of employees in other territories, provided that the terms of any options of such employees are not more favorable overall than the terms of options granted to other employees.

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

Option price. Options will be granted at an option price which is not less than the market value of the shares on the date of grant, or such other day as agreed with the UK Inland Revenue and, where shares are to be subscribed, the nominal value (if greater). Market value is defined as a value for the shares agreed upon in advance with the UK Inland Revenue if the shares are not listed, or if they are, the middle-market quotation on the preceding business day.

Limitation on employee participation. An employee’s participation is limited so that the aggregate price payable for shares under option at any one time does not exceed £30,000. This limit applies to options granted under the Executive Scheme and any other UK Inland Revenue approved executive share option scheme established by the Company or associated companies.

Exercise of options. Options are normally exercisable, subject to any performance condition being satisfied, and by a person who remains a director or employee of the Company or any subsidiary, between the third and tenth anniversaries of grant. Options may also, however, be exercised early in certain circumstances, for example on an option holder ceasing to be an employee due to ill health, redundancy, retirement, following a change in control of the employing company, and in the event of a takeover or winding up of the Company. Options are not transferable and may only be exercised by the persons to whom they are granted, except in certain specific circumstances (e.g., death of employee).

Exchange of options. In the event of a change of control of the Company in certain circumstances, option holders may exchange their options for options over shares in the acquiring company.

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

Unapproved Scheme

The Unapproved Scheme is substantially the same as the Executive Scheme, except that the £30,000 limit on individual participation does not apply. Instead, the Board of Directors shall consider any limits on the grant of options to employees having regard to the performance of the employee and prevailing market practice. At the 2001 AGM, the Chairman of the Company stated that the Company’s internal policy is never to issue options to a value of more than two times salary in any one year, provided however, that the Company may, in exceptional circumstances, offer options up to five times annual salary for the recruitment of a key individual.

Options granted to executive directors are exercisable on or after the seventh anniversary of the date of grant, vesting may be accelerated if a performance condition is satisfied, in which case the options are exercisable on or after the third anniversary of grant. For options granted in 2004 and 2005, 50% of the shares under option will vest after three years if the Company achieves average real EPS growth of 12.5% over the performance period. If average real EPS growth of at least 33.1% is achieved over the performance period, 100% of the shares under option will vest after three years. The Remuneration Committee has a discretion to amend or waive the performance condition in certain circumstances. Options granted to persons other than the executive directors are normally exercisable over four years, as to 25% of the shares covered by the option on the first anniversary following their grant, and 25% on or after each subsequent anniversary. All employees of ARM Limited at the year end are eligible to receive options under the Annual Share Grant which typically occurs in late January following the results announcement of the previous year. These options are exercisable over four years, as to 25% of the shares covered by the option on December 31 following their grant, and 25% on or after each subsequent December 31. All options expire on the seventh anniversary of their grant.

Performance Condition. The Remuneration Committee may grant options subject to a performance condition aimed at linking the exercise of options to sustained improvements in the underlying financial performance of the Company.

Long-Term Incentive Plan

A Long-Term Incentive Plan was approved by shareholders at the 2003 Annual General Meeting. Conditional share awards held by directors are as follows:

Director	Performance period ending December 31,	Award date	Market price at date of award £	As at January 1, 2008 Number	Conditional award Number	Vested* Number	Lapsed Number	As at December 31, 2008 Number		Vesting date
Warren East	2007	July 20, 2005	1.165	268,240	–	(147,532)	(120,708)	–		February 2008
	2008 2009 2010	May 8, 2006 February 8, 2007 February 8, 2008	1.365 1.28 0.93	278,388 308,954 –	– – 446,237	– – –	– – –	278,388 308,594 446,237	**	February 2009 February 2010 February 2011
				855,222	446,237	(147,532)	(120,708)	1,033,219
Tim Score	2007	July 20, 2005	1.165	214,592	–	(118,026)	(96,566)	–		February 2008
	2008 2009 2010	May 8, 2006 February 8, 2007 February 8, 2008	1.365 1.28 0.93	234,432 261,719 –	– – 387,097	– – –	– – –	234,432 261,719 387,097	**	February 2009 February 2010 February 2011
				710,743	387,097	(118,026)	(96,566)	883,248
Tudor Brown	2007	July 20, 2005	1.165	197,425	–	(108,584)	(88,841)	–		February 2008
	2008 2009 2010	May 8, 2006 February 8, 2007 February 8, 2008	1.365 1.28 0.93	190,476 214,844 –	– – 306,452	– – –	– – –	190,476 214,844 306,452	**	February 2009 February 2010 February 2011
				602,745	306,452	(108,584)	(88,841)	711,772
Mike Inglis	2007	July 20, 2005	1.165	171,674	–	(94,420)	(77,254)	–		February 2008
	2008 2009 2010	May 8, 2006 February 8, 2007 February 8, 2008	1.365 1.28 0.93	164,835 187,500 –	– – 268,817	– – –	– – –	164,835 187,500 268,817	**	February 2009 February 2010 February 2011
				524,009	268,817	(94,420)	(77,254)	621,152
Mike Muller	2007	July 20, 2005	1.165	180,258	–	(99,141)	(81,117)	–		February 2008
	2008 2009 2010	May 8, 2006 February 8, 2007 February 8, 2008	1.365 1.28 0.93	164,835 183,594 –	– – 263,441	– – –	– – –	164,835 183,594 263,441	**	February 2009 February 2010 February 2011
				528,687	263,441	(99,141)	(81,117)	611,870
Simon Segars	2007	July 20, 2005	1.165	154,506	–	(84,979)	(69,527)	–		February 2008
	2008 2009 2010	May 8, 2006 February 8, 2007 February 8, 2008	1.365 1.28 0.93	153,846 179,688 –	– – 268,817	– – –	– – –	153,846 179,688 268,817	**	February 2009 February 2010 February 2011
				488,040	268,817	(84,979)	(69,527)	602,351

*	The performance conditions applicable to the 2005 conditional awards were satisfied to the extent of 55% plus dividend shares as detailed below.

**	The performance conditions applicable to the 2006 conditional awards were satisfied to the extent of 38.9% plus dividend shares as detailed below.

Conditional awards will vest to the extent that the performance criteria are satisfied over a three-year performance period from January 1 of the year of award, and no re-testing thereafter is possible. The performance conditions are based on the Company’s TSR (Total Shareholder Return) when measured against that of two comparator groups (each testing half of the shares comprised in the award). The first index comprises UK companies across all sectors (FTSE 350) and the second comprises predominantly US companies within the Hi Tech sector (FTSE Global Technology Index). For each comparator group, the number of shares that may vest may be up to a maximum of 200% of the shares if the Company’s TSR ranks in the upper decile, 50% will vest in the event of median performance and between median and upper decile performance vesting will increase on a straightline basis. Additional shares may vest to cover dividends paid by the Company during the performance period. No shares will be received for below-median performance. In addition, no shares will vest unless the committee is satisfied that there has been a sustained improvement in the underlying financial performance of the Company.

The performance conditions applicable to the conditional awards granted on July 20, 2005 were satisfied to the extent of 55% plus dividend shares which vested on February 6, 2008, as follows:

Director	Conditional award number	Vested award number	Dividend shares number	Total award number	Market value at vesting £
Warren East	268,240	147,532	3,525	151,057	143,591
Tim Score	214,592	118,026	2,820	120,846	114,874
Tudor Brown	197,425	108,584	2,594	111,178	105,683
Mike Muller	180,258	99,141	2,369	101,510	96,493
Mike Inglis	171,674	94,420	2,256	96,676	91,898
Simon Segars	154,506	84,979	2,030	87,009	82,659
TOTAL	1,186,695	652,682	15,594	668,276	635,198

The performance conditions applicable to the conditional awards grated on May 8, 2006 were satisfied to the extent of 38.9% plus dividend shares which vested on February 8, 2009, as follows:

Director	Conditional award number	Vested award number	Dividend shares number	Total award number	Market value at vesting £
Warren East	278,388	108,292	3,988	112,280	111,999
Tim Score	234,432	91,194	3,358	94,552	94,316
Tudor Brown	190,476	74,095	2,728	76,823	76,631
Mike Muller	164,835	64,120	2,361	66,481	66,315
Mike Inglis	164,835	64,120	2,361	66,481	66,315
Simon Segars	153,846	59,846	2,203	62,049	61,894
TOTAL	1,186,812	461,667	16,999	478,666	477,470

The following awards over ordinary shares were made under the LTIP on February 8, 2009: Warren East 416,040; Tim Score 360,902; Tudor Brown 214,286; Mike Inglis 250,627; Mike Muller 245,614; and Simon Segars 250,627. The mid-market closing price of an ordinary share on the date of these conditional awards was 99.75 pence.

The Deferred Annual Bonus Plan

There is a compulsory deferral of 50% of the annual bonus earned by executive directors in the year. Half of the bonus is settled in cash and the deferred element will be settled in shares after three years. The following share awards were made on February 8, 2007 in respect of the deferred proportion of the 2007 bonus: Warren East 143,388; Tim Score 127,443; Tudor Brown 86,161; Mike Inglis 88,502; Mike Muller 84,650; and Simon Segars 88,502.

French Scheme

The French Scheme is substantially the same as the Executive Scheme, except that it has been structured to enable options granted under it to provide tax benefits for employees in France. Options granted under the French Scheme are not subject to performance conditions. The rules of the French Scheme state that options may not be exercised until the fourth anniversary of grant.

The Incentive Stock Option Plan

The Incentive Stock Option Plan is substantially the same as the Unapproved Scheme, except that it has been structured to enable options granted under it to qualify as incentive stock options for the purpose of the US Internal Revenue Code, and therefore provide tax benefits for employees in the United States.

Options granted under the Incentive Stock Option Plan are not subject to performance conditions. The rules of the Incentive Stock Option Plan state that options may not be exercised after the fifth anniversary of their grant. Options granted to new employees are normally exercisable over four years, as to 25% of the shares covered by the option on the first anniversary following their grant, and 25% on or after each subsequent anniversary. In addition, all employees of ARM, Inc. and ARM Physical IP, Inc. at the year end are eligible to receive options under the Annual Share Grant. These options are exercisable over four years, as to 25% of the shares covered by the option on December 31 following their grant, and 25% on or after each subsequent December 31. All options expire on the seventh anniversary of their grant.

Belgian Scheme

The Belgian Scheme is substantially the same as the Executive Scheme, except that it has been structured to enable options granted under it to provide tax benefits for employees in Belgium. Options granted under the Belgian Scheme are not subject to performance conditions. The rules of the Belgian Scheme state that the options may not be exercised until the first January following the third anniversary of their grant.

Employee Share Ownership Trust (“ESOP”)

The ESOP is a Jersey (Channel Islands) resident discretionary trust established with the object of facilitating the recruitment, retention and motivation of employees. The trustee is a subsidiary of the Company. Beneficiaries include all employees and former employees together with spouses and children under the age of 18. The trustee has power to apply the income and capital of the trust for the benefit of the beneficiaries and, at its discretion, accumulate income.

The ESOP was funded initially through an interest-free loan totaling approximately £1.4 million. The trustee is likely to repay the loan from cash contributions from the employing companies. The trustee acquired 5,000,000 shares at the Company’s Initial Public Offering. Conditional awards under the Company’s Long-Term Incentive Plan were granted over these shares at December 31, 2006. In February 2006, 3,798,562 shares were awarded from the ESOP to directors and employees as a result of the satisfaction of the performance criteria of the 2003 LTIP Scheme.

As at December 31, 2008, the trust held nil shares (nominal value £nil) with a market value of £nil and at December 31, 2007, the trust held 1,201,434 shares (nominal value £601) with a market value of £1,490,000. All costs relating to the scheme are dealt with in the profit and loss account as they accrue and the trust has waived the right to receive dividends of over and above 0.01 pence per share on all shares held. The trust is in the process of being wound up.

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

Amendments to the Schemes and Plans

The directors may amend the Schemes and Plans, except that any amendment relating to the identity of option holders, the limitations on their benefits, the number of shares which may be issued under the Schemes and Plans, the basis for determining an option holder’s entitlement to shares (other than provided for in accordance with the rules) or the adjustment of rights for option holders in the event of a variation in share capital may not be made to the advantage of option holders without prior approval of the shareholders of the Company in general meeting, except for minor amendments relating to tax and administrative matters. Amendments to the Executive Scheme and the SAYE Scheme are subject to the prior approval of the UK Inland Revenue, while they are to retain their approved status.

Limits

In any five-year period, not more than 10% of the issued ordinary share capital of the Company may in aggregate be issued or issuable under the Schemes and Plans and any other employee share schemes or plans operated by the Company. Shares issued to satisfy options granted under the Artisan Plans are excluded from this 10% limit.

ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth certain information as at March 20, 2009, with respect to each person who is known by the Company to be the beneficial owner of more than 3% of outstanding shares.

Beneficial ownership is determined in accordance with the rules of the US Securities and Exchange Commission and includes voting or investment power with respect to the securities. As at February 28, 2009, the number of our shares held in the US in the form of ordinary shares or ADSs amounts to approximately 58% of our total outstanding share capital. We believe that the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The shareholders listed below have the same voting rights as our other shareholders. As far as the Company is aware, it is neither directly nor indirectly owned or controlled by one or more corporations or by any government.

As at March 30, 2009, which is the most recent practicable date prior to the date of this annual report, except as noted below, we are not aware of:

•	any arrangements that might lead to a change in control of our business;

•	any person who is interested in 3% or more of our capital; or

•	any person who can, will or could directly or indirectly, jointly or severally, exercise control over us.

Name	Shares Beneficially Owned (Number)	Percent
Janus Capital Corporation	167,537,369	13.30
Thornburg Investment Management	127,394,538	10.17
Capital Group Companies	113,169,185	9.03
Fidelity Investments	64,571,500	5.12
Invesco	63,059,293	4.99
Wellington Management Company	62,630,887	4.98
Legal & General Investment Management	50,421,480	3.96

RELATED PARTY TRANSACTIONS

During the year, the Company received funding for SOI technology development of £1,570,000 (2007: £1,507,000) from SOI TEC Silicon On Insulator Technologies SA (Soitec). Furthermore, the Company paid £387,000 (2007: £181,000) to Soitec during the year in relation to license income from the two parties’ ongoing collaborative agreement to develop SOI technology. Soitec is an SOI IP company of which Doug Dunn, Company Chairman, is a non-executive director. At December 31, 2008, £nil (2007: £nil) is owed by Soitec. Amounts owed to Soitec at December 31, 2008 and 2007 were £36,000 and £nil respectively.

Also during the year the Company sold IP technology to Netronome Systems Inc, a company of which John Scarisbrick is Chairman, amounting to £757,000 (2007: £480,000). £244,000 is due from them at December 31, 2008 (2007: £265,000).

There were no other related party transactions during 2008 which require disclosure.

ITEM 8.        FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated financial statements are set forth under “Item 18. Financial Statements.”

LEGAL PROCEEDINGS

It is common industry practice for licensors of technology to offer to indemnify their licensees for loss suffered by the licensee in the event that the technology licensed is held to infringe the intellectual property of a third party. Consistent with such practice, the Company provides such indemnification to its licensees but subject, in all cases, to a limitation of liability. The obligation for the Company to indemnify its licensees is subject to certain provisos and is usually contingent upon a third party bringing an action against the licensee alleging that the technology licensed by the Company to the licensee infringes such third party’s intellectual property rights. The indemnification obligations typically survive any termination of the licence and will continue in perpetuity.

The Company does not provide for any such guarantees unless it has received notification from the other party that they are likely to invoke the guarantee. The provision is made if both of the following conditions are met: (i) information available prior to the issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements; and (ii) the amount of the liability can be reliably estimated. Any such provision is based upon the directors’ estimate of the expected costs of any such claim.

We are currently not subject to material legal proceedings.

DIVIDEND DISTRIBUTION POLICY

The directors recommend payment of a final dividend in respect of 2008 of 1.32 pence per share which, taken together with the interim dividend of 0.88 pence per share paid in October 2008, gives a total dividend in respect of 2008 of 2.2 pence per share, an increase of 10% over the 2.0 pence per share in 2007. Subject to shareholder approval, the final dividend will be paid on May 20, 2009 to shareholders on the register on May 1, 2009.

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

The following table sets forth, for the periods indicated, the high and low sales price of the ordinary shares reported on the London Stock Exchange:

	Price per Share
	High	Low
Annual prices:
2004	£1.45	£0.79
2005	1.27	0.94
2006	1.42	0.99
2007	1.65	1.18
2008	1.25	0.79

	Price per Share
	High	Low
Quarterly prices:
2007:
First Quarter	1.37	1.18
Second Quarter	1.48	1.30
Third Quarter	1.65	1.34
Fourth Quarter	1.60	1.19
2008:
First Quarter	1.25	0.79
Second Quarter	1.12	0.84
Third Quarter	1.21	0.83
Fourth Quarter	1.09	0.81
2009:
First Quarter (through March 26)	1.06	0.81
Monthly prices:
October 2008	1.00	0.81
November 2008	1.09	0.86
December 2008	0.90	0.84
January 2009	1.01	0.81
February 2009	1.00	0.85
March 2009 (through March 26)	1.06	0.90

ADSs

The Company’s ordinary shares were listed in April 1998 on the Nasdaq Stock Market in the United States in the form of American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts, under the symbol ARMHY. One of the Company’s ADSs, for which The Bank of New York is the Depository, represents three ordinary shares.

The following table sets forth, for the periods indicated, the reported high and low closing prices on the Nasdaq National Market for the outstanding ADSs.

	Price per ADS
	High	Low
Annual prices:
2004	$7.80	$4.27
2005	6.79	5.38
2006	7.78	5.41
2007	10.07	6.92
2008	7.40	3.69
Quarterly prices:
2007:
First Quarter	8.07	6.92
Second Quarter	8.84	7.53
Third Quarter	10.07	8.02
Fourth Quarter	9.69	7.20
2008:
First Quarter	7.40	4.83
Second Quarter	6.68	5.00
Third Quarter	6.58	4.95
Fourth Quarter	5.29	3.69
2009:
First Quarter (through March 26)	4.69	3.44
Monthly prices:
October 2008	5.29	3.81

	Price per ADS
	High	Low
November 2008	5.23	3.74
December 2008	4.10	3.69
January 2009	4.59	3.44
February 2009	4.51	3.66
March 2009 (through March 26)	4.69	3.73

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

Independent Directors

The Company complies, and complied throughout 2008, with the UK Combined Code. The Combined Code requires that at least half the board excluding the Chairman should comprise independent non-executive directors and the board currently comprises six executive directors, six independent non-executive directors and the Chairman. The board has considered the overall balance between executive and non-executive directors and believes that the number of executive directors is fully justified by the contribution made by each of them.

Nomination of Directors. Nasdaq listing standards require that nominees to a company’s board of directors be selected, or recommended for the board’s selection, either by a majority of the company’s independent directors or by a nominations committee comprised solely of independent directors. The nomination committee leads the process for board appointments and makes recommendations to the board in relation to new appointments of executive and non-executive directors and on succession planning, board composition and balance. It is chaired by Doug Dunn, Chairman of the Board of Directors, and the other members are John Scarisbrick, Lucio Lanza and Philip Rowley. In accordance with the UK Combined Code 2006, the Chairman of the Board of Directors is not considered independent although he was regarded as independent at the time of his appointment.

Shareholder Approval

Stock option plans. Nasdaq listing standards require listed companies to obtain shareholder approval before a stock option or purchase plan is established or materially amended or other equity compensation arrangement is made pursuant to which stock may be acquired by officers, directors, employees or consultants of the Company, subject to certain exceptions. The Company’s directors may amend the Schemes and Plans, except that any amendment relating to the identity of option holders, the limitations on their benefits, the number of shares which may be issued under the Schemes and Plans, the basis for determining an option holder’s entitlement to shares (other than provided for in accordance with the rules) or the adjustment of rights for option holders in the event of a variation in share capital may not be made to the advantage of option holders without prior approval of the shareholders of the Company in general meeting, except for minor amendments relating to tax and administrative matters. Amendments to the UK Approved Executive Scheme and the SAYE Scheme are subject to the prior approval of the UK Inland Revenue, while they are to retain their approved status.

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

Quorum

Nasdaq rules require that the quorum for any meeting of shareholders must not be less than 33⅓% of the outstanding shares of a company’s commerce voting stock. We comply with the relevant quorum standards applicable to companies in the United Kingdom, as set forth in our Memorandum and Articles of Association summarized below.

Independent by Regulatory Body

The Company’s auditors are registered with the US Public Company Accounting Oversight Board and, therefore, are subject to its inspection regime.

MEMORANDUM AND ARTICLES OF ASSOCIATION

The following summarizes certain rights of holders of shares. The following summary does not purport to be complete and is qualified in its entirety by reference to the Memorandum and Articles of Association of the Company, a copy of which has been filed as an exhibit hereto. At the Annual General Meeting of the Company to be held on May 14, 2009, a resolution will be proposed seeking authority from shareholders to update the Company’s Articles of Association to take account of a change in UK company law brought about by the Companies Act 2006. The change is in relation to the notice period required to convene general meetings. This change is described in more detail in the Circular and Notice of Annual General Meeting 2009.

Memorandum of Association

The Memorandum of Association of the Company provides that its principal objects (set out in Clause 4 thereof) are to design, modify, develop, manufacture, assemble and deal in computers and peripheral equipment, to provide a technical advisory and design service for users and potential users of computers and other electronic or automatic equipment, and to devise and supply programs and other software for such users.

Shareholder Meetings

An Annual General Meeting of shareholders must be held once in every year (within the period of six months after the end of the Company’s financial year). The Board of Directors may convene an Extraordinary General Meeting of shareholders whenever they think fit. General meetings may be held at such time and place as may be determined by the Board of Directors. An Annual General Meeting may be convened on at least 21 days’ written notice to shareholders entitled to receive notices. Subject to the passing of a special resolution at the 2009 AGM, an Extraordinary General Meeting for any purpose can be convened on 14 days’ written notice. The Company may determine that only those persons entered on the register at the close of business on a day determined by the Company, such day being no more than 21 days before the day the notice of the meeting is sent, shall be entitled to receive such a notice. Three shareholders must be present in person or by proxy to constitute a quorum for all purposes at general meetings.

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

Voting at any general meeting is by a show of hands unless a poll is demanded. A poll is required for any special resolution which is proposed. A poll may be demanded by (i) the chairman of the meeting, (ii) not less than five shareholders present in person or by proxy and entitled to vote, (iii) any shareholder or shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at such meeting or (iv) any shareholder or shareholders present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right. Where a poll is not demanded, the interests of beneficial owners of shares who hold through a nominee, such as a holder of an ADR, may not be reflected in votes cast on a show of hands if such nominee does not attend the meeting or receives conflicting voting instructions from different beneficial owners for whom it holds as nominee. A nominee such as a depositary is able to appoint any ADR holder as its proxy in respect of the ADR holders’ underlying ordinary shares. Since under English law voting rights are only conferred on registered holders of shares, a person holding through a nominee may not directly demand a poll unless such person has been appointed as the nominee’s proxy with respect to the relevant meeting.

Unless a special resolution is required by law or the Articles (see below), voting in a general meeting is by ordinary resolution. An ordinary resolution (e.g., a resolution for the election of directors, the approval of financial statements, the declaration of a final dividend, the appointment of auditors, the increase of authorized share capital or the grant of authority to allot shares), in the case of a vote by show of hands, requires the affirmative vote of a majority of the shareholders present in person or by proxy who vote on the resolution, or, on a poll, a majority of the votes actually cast by those present in person or by proxy. A special resolution (e.g., a resolution amending the Memorandum of or Articles of Association, changing the name of the Company or waiving the statutory pre-emption rights which would otherwise apply to any allotment of equity securities), the voting for which must be taken on a poll, requires at least three-fourths of the votes actually cast on the resolution by those present in person or by proxy. In the case of a tied vote, whether on a show of hands or on a poll, the chairman of the meeting is entitled to cast a deciding vote in addition to any other vote he may have.

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

Directors

A Director shall not vote in respect of any contract or arrangement in which he has, or can have, a direct or indirect interest and shall not be counted in the quorum at a meeting in relation to any resolution on which he is not entitled to vote. Subject to the provisions of law, a Director shall (in the absence of some other material interest) be entitled to vote and be counted in the quorum in respect of any resolution concerning the giving of any security, guarantee or indemnity in respect of money lent or obligations incurred by him or by any other person for the benefit of the Company or any of its subsidiaries or in respect of any debt or other obligation of the Company or its subsidiaries for which he himself has assumed responsibility under a guarantee or indemnity or by the giving of security. A Director shall also (in the absence of some other material interest) be entitled to vote and be counted in the quorum in respect of any resolution regarding an offer of shares or other securities of or by the Company or any of its subsidiaries in which offer he is or may be entitled to participate, subject to the provisions of law.

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

Dividends

The Company may by ordinary resolution declare dividends but no such dividend shall exceed the amount recommended by the directors. If and so far as in the opinion of the directors the profits of the Company justify such payments, the directors may also, from time to time, pay interim dividends of such amounts and on such dates and in respect of such periods as they think fit. The directors may also pay fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed dates on the half-yearly or other dates prescribed for the payment thereof. Subject to the extent that rights attached to any shares or the terms of issue thereof provide otherwise, all dividends shall be apportioned and paid proportionately to the amounts paid up during any portion or portions of the period in respect of which the dividend is paid. No amount paid on a share in advance of calls shall be treated as paid on the share. Dividends may be paid in such currency as the Board of Directors may decide; however, the Company intends to pay cash dividends denominated in pounds sterling.

No dividend shall be paid otherwise than out of profits available for distribution (determined in accordance with the provisions of the UK Companies Act 1985). No dividend or other moneys payable on or in respect of a share shall bear interest as against the Company. Any dividend unclaimed after a period of 12 years from the date on which such dividend was declared, or became due for payment, shall be forfeited and shall revert to the Company. With the sanction of an ordinary resolution and the recommendation of the Board of Directors, payment of any dividend may be satisfied wholly or in part by the distribution of specific assets and in particular of paid-up shares or debentures in any other company. The Board of Directors may, if authorized by an ordinary resolution, offer a scrip dividend to ordinary shareholders.

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

The UK Companies Act 1985 confers on shareholders, to the extent not disapplied, rights of pre-emption in respect of the issue of equity securities that are, or are to be, paid up wholly in cash. The term “equity securities” means: (i) shares other than shares which, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution and other than shares allotted pursuant to an employees’ shares scheme; and

(ii) rights to subscribe for, or to convert securities into, such shares. These provisions may be disapplied by a special resolution of the shareholders, either generally or specifically, for a maximum period not exceeding five years.

Subject to the restrictions summarized below and to the passing of a resolution to renew the directors’ authority to allot at the 2009 AGM, the directors will be generally and unconditionally authorized for the purpose of Section 80 of the UK Companies Act 1985 to exercise all or any powers of the Company to allot relevant securities (within the meaning of that Section) up to an aggregate nominal amount of £210,020 (i.e., a total of 420,040,781 shares). In addition to this general authority to allot relevant securities, in connection with a rights issue by the Company, the directors will also be authorized to allot an additional aggregate nominal amount of relevant securities of up to £210,020 (i.e., a total of 420,040,781 shares). Both allotment authorities will continue for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) on August 13, 2010 (on terms that, during such period, the Company may make an offer or agreement which would or might require relevant securities to be allotted after the expiry of such period).

Subject to the passing of a resolution at the 2009 AGM, the directors will be empowered pursuant to Section 95 of the UK Companies Act 1985 to allot equity securities (within the meaning of Section 94(2) of the UK Companies Act 1985) for cash pursuant to the authorities described above as if Section 89(1) of the UK Companies Act 1985 did not apply to any such allotment (on terms that the Company may make an offer or agreement which would or might require equity securities to be allotted after the expiry of such authority), such power to be limited to (a) allotments of equity securities up to an aggregate nominal amount equal to one third of the issued share capital of the Company (excluding shares held in treasury) in connection with an offer of such securities open for acceptance for a period fixed by the directors to holders of shares on the register on the record date fixed by the directors in proportion to their prospective holdings, but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognized regulatory body or any stock exchange, in any territory; (b) allotments of equity securities up to a further aggregate nominal amount equal to one third of the issued share capital of the Company (excluding shares held in treasury) in connection with an offer to holders of shares in proportion (as nearly as may be practicable) to their existing holdings to subscribe further securities by means of the issue of a renounceable letter (or other negotiable document) which may be traded for a period before payment for the securities is due, but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to treasury shares, fractional entitlements, record dates or legal, regulatory or practical problems in, or under the laws of, any territory; and (c) allotments (otherwise than as described in (a) or (b) above) of equity securities for cash up to an aggregate nominal amount equal to 5% of the issued share capital of the Company.

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

The directors may in their absolute discretion, and without assigning any reason therefore, refuse to register any transfer of shares (not being fully paid shares) which are in certificated form provided that, where such shares are admitted to the Official List maintained by the UK Listing Authority, such discretion may not be exercised in such a way as to prevent dealings in the shares of that class on a proper and open basis. The directors may also refuse to register an allotment or transfer of shares (whether fully paid or not) to more than four persons jointly. The directors may also refuse to register a transfer of shares which are in certificated form unless the instrument of transfer is both (i) in respect of only one class of shares and (ii) lodged at the transfer office accompanied by the relevant share certificate(s) and such other evidence as the directors may reasonably require to show the right of the transferor to make such transfer. The registration of transfers may be suspended at such times and for such periods (not exceeding 30 days in any year) as the directors may from time to time determine and either generally or in respect of any class of shares, except that, in the case of shares held in the CREST settlement system, the registration of transfers shall not be suspended without the consent of CRESTCo Limited, the operator of the CREST settlement system.

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

A person who fails to fulfill the obligations imposed by Chapter 5 of the Disclosure and Transparency Rules may be subject to a penalty by the Financial Services Authority. The Financial Services Authority may use its powers to ensure that the relevant information is disclosed to the Company (and to the market) and may order that information be disclosed to it. A person who fails to fulfill the obligations imposed by Section 793 of the UK Companies Act 2006 described above is subject to criminal penalties.

Restrictions on Voting

No shareholder shall, unless the directors otherwise determine, be entitled in respect of any share held by him to vote either personally or as a proxy if any call or other sum payable by him to the Company in respect of that share remains unpaid.

If a shareholder, or a person appearing to be interested in shares held by such shareholder, has been duly served with a notice under Section 793 of the UK Companies Act 2006 (as described above), and is in default for a period of 14 days in supplying to the Company the information thereby required, then (unless the directors otherwise determine) the shareholder shall not (for so long as the default continues) nor shall any transferee to whom any such shares are transferred (other than pursuant to an approved transfer (as defined in the Articles) or pursuant to the paragraph below), be entitled to attend or vote either personally or by proxy at a shareholders’ meeting or exercise any other right conferred by membership in relation to shareholders’ meetings in respect of the shares in relation to which the default occurred (“default shares”) or any other shares held by the shareholder.

Where the default shares represent 0.25% or more of the issued shares of the class in question, the directors may by notice to the shareholder direct that any dividend or other money which would otherwise be payable on the default shares shall be retained by the Company without liability to pay interest and the shareholder shall not be entitled to elect to receive shares in lieu of dividends and/or that no transfer of any of the shares held by the shareholder shall be registered unless transfer is an approved transfer or the shareholder is not himself in default in supplying the information required and the transfer is of part only of the shareholders holdings and is accompanied by a certificate given by the shareholder in a form satisfactory to the directors to the effect that after due and careful inquiry the shareholder is satisfied that none of the shares which are the subject of the transfer are default shares. In the case of shares in uncertificated form, the directors may only exercise their discretion not to register a transfer if permitted to do so under the UK Uncertificated Securities Regulations 2001. Any direction notice may treat shares of a member in certificated and uncertificated form as separate holdings and either apply only to the former or to the latter or make different provisions for the former and the latter.

Alteration of Share Capital

The Company may from time to time by ordinary resolution of its shareholders:

(i)	increase its share capital by the creation of new shares of such amount as the resolution shall prescribe;

(ii)	consolidate and divide all or any of its share capital into shares of larger amounts than its existing shares;

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

by ordinary resolution, purchase all or any of its shares of any class; and

by special resolution, reduce its share capital, any capital redemption reserve and any share premium account or other undistributable reserve in any way.

The following resolution was passed at the 2008 AGM:

That the Company be and is hereby unconditionally and generally authorized for the purpose of Section 166 of the UK Companies Act 1985 to make market purchases (as defined in Section 163 of that Act) of ordinary shares of 0.05 pence each in the capital of the Company provided that:

(a)	the maximum number of shares which may be purchased is 126,012,000;

(b)	the minimum price which may be paid for each share is 0.05 pence;

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

The following resolution is proposed for approval by shareholders at the 2009 AGM:

That the Company be and is hereby unconditionally and generally authorized for the purpose of Section 166 of the UK Companies Act 1985 to make market purchases (as defined in Section 163 of that Act) of ordinary shares of 0.05 pence each in the capital of the Company provided that:

(a)	the maximum number of shares which may be purchased is 127,885,000;

(b)	the minimum price which may be paid for each share is 0.05 pence;

(c)
the maximum price (excluding expenses) which may be paid for any ordinary share is an amount equal to 105% of the average of the middle-market quotations of the Company’s ordinary shares as derived from the Official List of the London Stock Exchange plc for the five business days immediately preceding the day on which such share is contracted to be purchased; and

(d)
this authority shall expire at the conclusion of the AGM of the Company held in 2010 or, if earlier, August 13, 2010 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

Reserves

The directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the directors, shall be applicable for any purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested. The directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The directors may also without placing the same to reserve, carry forward any profits.

Capitalization of Profits and Reserves

The directors may, with the sanction of an ordinary resolution of the Company, capitalize any sum standing to the credit of any of the Company’s reserve accounts (including any share premium account, capital redemption reserve or other undistributable reserve) or any sum standing to the credit of its profit and loss account. Such capitalization shall be effected by appropriating such sum to the holders of ordinary shares on the register on the date of the resolution (or such other date as may be specified therein or determined as therein provided) in proportion to their then holdings of ordinary shares and applying such sum in paying up in full unissued ordinary shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, unissued shares of any other class). The directors may do all acts and all things considered necessary for the purpose of such capitalization, with full power to the directors to make such provisions as they think fit in respect of fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The directors may authorize any person to enter into, on behalf of all the members, an agreement with the Company providing for any such capitalization and matters incidental thereto, and any such agreement shall be effective and binding on all concerned.

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

The service contracts for each of Mr. East, Mr. Muller, Mr. Brown, Mr. Score, Mr. Inglis and Mr. Segars, all of whom served as directors during the financial year, are as described above. Mr. East’s contract is dated January 29, 2001, Mr. Muller’s contract is dated January 31, 1996, Mr. Brown’s contract is dated April 3, 1996, Mr. Score’s contract is dated March 1, 2002, Mr. Inglis’ contract is dated July 17, 2002 and Mr. Segars’ contract is dated January 4, 2005.

EXCHANGE CONTROLS

There are currently no government laws, decrees or regulations in the United Kingdom that restrict the export or import of capital, including, but not limited to, UK foreign exchange controls on the payment of dividends, interest or other payments to non-resident holders of the shares.

TAXATION

The following is a discussion of certain material US federal and UK tax consequences of the ownership and disposition of shares or ADSs by a beneficial owner of shares or ADSs evidenced by ADRs that is for federal income tax purposes (i) a citizen or resident of the United States, a corporation or other entity taxable as a corporation, created or organized under the laws of the United States or any political subdivision thereof, or an estate or trust the income of which is subject to US federal income tax regardless of its source, and (ii) that owns such shares or ADSs evidenced by ADRs as capital assets (a “US Holder”).

This discussion does not address the tax consequences to a US Holder (i) that is a resident (or, in the case of an individual, ordinarily resident) in the United Kingdom for UK tax purposes or that is subject to UK taxation by virtue of carrying on a trade, profession or vocation in the United Kingdom, or (ii) that is a corporation which alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting stock of the Company. This discussion is not exhaustive of all possible tax considerations that may be relevant in the particular circumstances of each US Holder and does not address all tax considerations that may be relevant to all categories of potential purchasers, some of whom may be subject to special rules. In particular, the discussion does not address special classes of holders, such as (i) certain financial institutions, (ii) insurance companies, (iii) dealers and traders in securities or foreign currencies, (iv) persons holding shares or ADSs as part of a hedge, straddle, conversion transaction or other integrated transaction, (v) persons whose functional currency for US federal income tax purposes is not the US dollar, (vi) partnerships or other entities classified as partners for US federal income tax purposes, (vii) persons liable for the alternative minimum tax, (viii) tax-exempt organizations, or (ix) persons who acquired shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation. Prospective investors are advised to satisfy themselves as to the tax consequences, including the consequences under foreign, US federal, state and local laws applicable in their own particular circumstances, of the acquisition, ownership and disposition of shares or ADSs by consulting their tax advisers.

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

The US Treasury has expressed concerns that parties to whom American depositary shares are pre-released or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits for US holders of American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of UK taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by parties to whom the ADSs are pre-released or such intermediaries.

Taxation of Dividends

Under current UK tax law, no withholding tax will be deducted from dividends paid by the Company.

Subject to the passive foreign investment company (“PFIC”) rules described below, distributions paid on ADSs or shares, other than certain pro rata distributions of shares, will be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under US federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under US federal income tax principles, it is expected that distributions generally will be reported to US Holders as dividends. Dividends paid in pounds sterling will be included in a US Holder’s income, in a US dollar amount calculated by reference to the exchange rate in effect on the date that the depositary, in the case of ADSs, or US Holder, in the case of shares, actually or constructively receives the dividend, regardless of whether the payment is in fact converted into US dollars on such date. If the dividend is converted into US dollars on the date of receipt, a US Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A US Holder may have foreign currency gain or loss if the amount of such dividend is not converted into US dollars on the date of its receipt.

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

Taxation of Capital Gains

Subject to the comments set out below in relation to temporary non-residents, a US Holder not resident (or in the case of an individual, ordinarily resident) in the United Kingdom will not ordinarily be liable for United Kingdom taxation on capital gains realized on the disposition of such US Holder’s shares or ADSs unless, at the time of the disposition, in the case of a corporate US Holder, such US Holder carries on a trade in the United Kingdom through a permanent establishment or, in the case of any other US Holder, such US Holder carries on a trade, profession or vocation in the United Kingdom through a branch or agency and such shares or ADSs are, or have been, used, held or acquired by or for the purposes of such trade (or profession or vocation), permanent establishment, branch or agency in which case such US Holder may, depending on the circumstances, be liable to UK tax on a gain realized on disposal of such holder’s shares or ADSs.

An individual US Holder who has ceased to be resident or ordinarily resident for UK tax purposes in the United Kingdom for a period of less than five years of assessment and who disposes of shares or ADSs during that period may, for the year of assessment when that individual returns to the United Kingdom, be liable to UK tax on gains arising during the period of absence, subject to any available exemption or relief.

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

PFIC Rules

The Company believes that it was not a PFIC for US federal income tax purposes for 2008. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time, which may be largely based upon the market value of its shares, which will vary over time and may be especially volatile in a technology-related enterprise such as the Company, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a US Holder held shares or ADSs, certain adverse consequences could apply to the US Holder.

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

Shares or ADSs held by an individual whose domicile is determined to be the United States for purposes of the Estate Tax Treaty, and who is not a national of the United Kingdom, will not be subject to UK inheritance tax on the individual’s death or on a lifetime transfer of the shares or ADSs except where the shares or ADSs (i) are part of the business property of a UK permanent establishment of an enterprise or (ii) pertain to a UK fixed base of an individual used for the performance of independent personal services. The Estate Tax Treaty generally provides a credit against US federal tax liability for the amount of any tax paid in the United Kingdom in a case where the shares or ADSs are subject both to UK inheritance tax and to US federal estate or gift tax.

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

The Company reduces this US dollar/sterling risk where possible by currency hedging. Due to the high value and timing of receipts on individual licenses and the requirement to settle certain expenses in US dollars, the Company reviews its foreign exchange exposure on a transaction-by-transaction basis. It then hedges this exposure using forward contracts for the sale of US dollars, which are negotiated with major UK or US clearing banks. The Company also uses currency options as a further hedging instrument for limited proportions of its dollar exposure. The fair values of the financial instruments outstanding at December 31, 2006, 2007 and 2008 are disclosed in Notes 1c and 19 to the Consolidated Financial Statements. The settlement period of the forward contracts outstanding at December 31, 2008 was between January 8, 2009 and March 26, 2009. The settlement period of the option contracts outstanding at December 31, 2008 was between January 23, 2009 and January 5, 2010.

During the fiscal year, the Company was exposed to foreign currency exchange risk inherent in its sales commitments, anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than sterling. ARM transacts business in approximately nine foreign currencies worldwide, of which the most significant to the Company’s operations were the US dollar, the Indian Rupee, the euro and the Japanese yen for 2008. Generally, the Company is a net receiver of US dollars, and therefore benefits from a weaker sterling and is adversely affected by a stronger sterling relative to the dollar. It is a net payer of other foreign currencies but at a significantly lower level than the US dollar receivables. The Company has performed a sensitivity analysis at December 31, 2008, 2007 and 2006, using a modeling technique that measures the changes in the fair values arising from a hypothetical 10% adverse movement in the levels of foreign currency exchange rates relative to sterling with all other variables held constant. The analysis covers all of the Company’s foreign currency contracts offset by the underlying exposures. The foreign currency exchange rates used were based on market rates in effect at December 31, 2008, 2007 and 2006. The sensitivity analysis indicated that a hypothetical 10% adverse movement in foreign currency exchange rates would result in a loss in the fair values of ARM’s foreign exchange derivative financial instruments, net of exposures, of £4.2 million at December 31, 2008 (2007: £5.6 million, 2006: £3.3 million).

INTEREST RATE RISK

At December 31, 2008, the Company had £79 million (2007: £54 million) of interest-bearing assets. At December 31, 2008, 38% (2007: 79%) of interest-bearing assets, comprising cash equivalents; short-term and long-term investments; short-term marketable securities; are at fixed rates and are therefore exposed to fair value interest rate risk. Floating rate cash earns interest based on relevant national LIBID equivalents and is therefore exposed to cash flow interest rate risk.

Other financial assets, such as available-for-sale investments, are not directly exposed to interest rate risk.

The Company had no borrowings at December 31, 2007 or 2008, and no borrowings during 2008. As such, any increases in interest rates in 2008 would have had no impact on the Company’s interest payable. However, a 1% decrease in the average interest rate during the year would have reduced interest income by approximately £0.6 million and profit after tax by £0.4 million.

The Company has no derivative financial instruments to manage interest rate fluctuations in place at year-end since it has no loan financing, and as such no hedge accounting is applied.

The Company’s cash flow is carefully monitored on a daily basis. Excess cash, considering expected future cash flows, is placed on either short-term or medium-term deposit to maximize the interest income thereon. Daily surpluses are swept into higher-interest earning accounts overnight. The Company manages its proportion of fixed-to-floating deposits based on the prevailing economic climate at the time (with reference to forward interest rates)

and also on the required maturity of the deposits (as driven by the expected timing of the Company’s cash receipts and payments over the short- to medium-term).

ITEM 12.        DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.        CONTROLS AND PROCEDURES

Disclosure controls and procedures. As of December 31, 2008, the Company, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures. The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time specified in the rules and forms of the SEC and is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Changes in internal control over financial reporting. There has been no change in the Company’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, as amended. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes those policies and procedures that:

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

The Company’s management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2008.

The Company’s independent auditors, PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the Company for the fiscal year ended December 31, 2008, has also assessed the effectiveness of the Company’s internal controls over financial reporting; their report is included herein.

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

ITEM 16B.      CODE OF ETHICS

The Company has in place a code of business conduct and ethics, which is applicable to all directors, officers and employees, including the Chief Executive Officer, Chief Financial Officer, Group Financial Controller and any person performing similar functions. The policy contains provisions relating to honest and ethical conduct (including the handling of conflicts of interest between personal and professional relationships), the preparation of full, fair, accurate, timely and understandable disclosure in reports and documents filed with the Securities and Exchange Commission and in other public communications made by the Company, compliance with applicable laws, rules and regulations, prompt internal reporting of violations of company policies, accountability for adherence to the policy and other matters. This policy is available on our website at www.arm.com and upon written request from ARM Holdings plc, 110 Fulbourn Road, Cambridge, CB1 9NJ, UK. Any amendment to or waiver from a provision of the policy relating to directors and executive officers will be promptly disclosed on the Company’s website.

ITEM 16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES

	2008	2007	2006
	£’000
Audit Fees(1)	796	1,344	1,075
Audit-Related Fees(2)	52	100	113
Tax Fees(3)	364	302	861
All Other Fees(4)	430	76	56

(1)
Audit fees include fees for services pursuant to section 404 of the Sarbanes-Oxley Act, being £533,000 in 2006 and £649,000 in 2007 and £270,000 in 2008. Included within the 2007 costs are fees of £255,000 incurred in relation to the Company's initial compliance with Section 404 of the Sarbanes-Oxley Act.

(2)
Audit-related services consist primarily of work completed on quarterly earnings and technical assistance on understanding and implementing new accounting and financial reporting guidance, as further described in our audit and non-audit services pre-approval policy filed in our annual report on Form 20-F for the year ended December 31, 2003.

(3)	Tax services consist primarily of fees in respect of post-acquisition restructuring and tax compliance work, as further described in our audit and non-audit services pre-approval policy.
(4)	All other fees consist primarily of fees for royalty audits and advice relating to employee share-based compensation.

The audit of ARM Holdings plc (included in Audit Fees) and the royalty audits (categorized as All Other Fees) were specifically pre-approved by the audit committee. The remaining services (including the annual audit services performed for each subsidiary of the Company) received general pre-approval from the audit committee.

Fees to other major firms of accountants for non-audit services amounted to £1,794,000 (2007: £1,449,000).

ITEM 16D.      EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of Shares Purchased(1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Number of Shares that May Yet Be Purchased under the Program
January 1, 2008 to January 31, 2008	—	—	—	60,292,452
February 1, 2008 to February 29, 2008	5,072,733	£0.94	5,072,733	55,219,719
March 1, 2008 to March 31, 2008	9,593,390	0.85	9,593,390	45,626,329
April 1, 2008 to April 30, 2008	—	—	—	45,626,329
May 1, 2008 to May 31, 2008	8,206,649	1.05	8,206,649	120,721,829
June 1, 2008 to June 30, 2008	6,750,000	1.00	6,750,000	113,971,829
July 1, 2008 to July 31, 2008	—	—	—	113,971,829
August 1, 2008 to August 31, 2008	—	—	—	113,971,829
September 1, 2008 to September 30, 2008	7,774,180	1.10	7,774,180	106,197,649
October 1, 2008 to October 31, 2008	—	—	—	106,197,649
November 1, 2008 to November 30, 2008	—	—	—	106,197,649
December 1, 2008 to December 31, 2008	3,768,855	0.85	3,768,855	102,428,794

(1)
On July 19, 2005, the Company announced a rolling share repurchase program whereby a maximum number of shares, being 10% of issued share capital, may be purchased between Company AGMs (subject to shareholder approval, authority to purchase shares is renewed at each AGM). At the 2008 AGM, the shareholders authorized the repurchase of 127,208,000 shares during the period May 13, 2008 to May 14, 2009 (the date of the 2009 AGM). From May 13, 2008 to December 31, 2008, the Company repurchased 24,779,206 shares.

ITEM 16F.      CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.      CORPORATE GOVERNANCE

Please refer to “Item 10. Additional Information — Corporate Governance”.

ITEM 17.        FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of this item.

PART III

ITEM 18.        FINANCIAL STATEMENTS

The following financial statements, together with the report of PricewaterhouseCoopers LLP thereon, are filed as part of this Form 20-F.

Page
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Income Statements for the Years Ended December 31, 2006, 2007 and 2008	F-2

ITEM 19.        EXHIBITS

1.1	Memorandum and Articles of Association of ARM Holdings plc.
*4.1	Executive Service Agreement between ARM Limited and Warren East, dated January 29, 2001.
*4.2	Executive Service Agreement between Advanced Risc Machines Limited and William Tudor Brown, dated April 3, 1996.
4.3	Letter Agreement between ARM Limited and William Tudor Brown, dated June 25, 2008.
*4.4	Executive Service Agreement between Advanced Risc Machines Limited and Michael Peter Muller, dated January 31, 1996.
**4.5	Executive Service Agreement between ARM Limited and Tim Score, dated March 1, 2002.
**4.6	Executive Service Agreement between ARM Limited and Mike Inglis, dated July 17, 2002.
****4.7	Executive Service Agreement between ARM Limited and Simon Segars, dated January 4, 2005.
***4.8	ARM Holdings plc Employee Equity Plan.
***4.9	ARM Holdings plc Deferred Annual Bonus Plan.
***4.10	ARM Holdings plc U.S. Employee Stock Purchase Plan.
8.1	List of significant subsidiaries.
12.1	CEO certification required by Rule 13a-14(a).
12.2	CFO certification required by Rule 13a-14(a).
13.1	Certification required by Rule 13a-14(b).
15.1	Consent of the Independent Registered Public Accounting firm.

*	Previously filed with the Securities and Exchange Commission as part of the annual report on Form 20-F as filed on June 15, 2001 and incorporated herein by reference.

**	Previously filed with the Securities and Exchange Commission as part of the annual report on Form 20-F as filed on June 23, 2003 and incorporated herein by reference.

***	Previously filed with the Securities and Exchange Commission as part of the registration statement on Form S-8 on May 8, 2006 and incorporated herein by reference.

****	Previously filed with the Securities and Exchange Commission as part of the annual report on Form 20-F as filed on May 23, 2006 and incorporated herein by reference.

SIGNATURE

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARM Holdings plc

By:	/s/ Tim Score
Tim Score
Chief Financial Officer

Dated:  April 7, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ARM Holdings plc
In our opinion, the accompanying consolidated income statements and the related consolidated balance sheets, consolidated cash flow statement and consolidated statements of changes in shareholders’ equity present fairly, in all material respects, the financial position of ARM Holdings plc and its subsidiaries at December 31, 2008 and December 31, 2007 and the results of their operations and cash flows for each of the three years in the period ended December 31, 2008 in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.  Also, in our opinion the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the COSO.  The Company’s management are responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s report on internal control over financial reporting.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
London
United Kingdom
April 2, 2009

Consolidated income statement
For the year ended December 31

	Note	2006 £000		2007 £000		2008 £000
Revenues
Product revenues		247,194		242,726		282,382
Service revenues		16,060		16,434		16,552
Total revenues	2	263,254		259,160		298,934
Cost of revenues
Product costs		(24,156)		(21,475)		(24,539)
Service costs		(6,721)		(6,630)		(8,339)
Total cost of revenues		(30,877)		(28,105)		(32,878)
Gross profit		232,377		231,055		266,056
Operating expenses
Research and development		(84,884)		(83,977)		(87,588)
Sales and marketing		(53,291)		(55,298)		(57,448)
General and administrative		(50,224)		(52,086)		(61,077)
Profit on disposal of available-for-sale investment		5,270		–		–
Total operating expenses, net		(183,129)		(191,361)		(206,113)
Profit from operations		49,248		39,694		59,943
Investment income		6,758		5,459		3,297
Interest payable		–		(57)		(51)
Profit before tax	2, 6	56,006		45,096		63,189
Tax	7	(7,850)		(9,846)		(19,597)
Profit for the year	2	48,156		35,250		43,592
Earnings per share
Basic and diluted earnings		48,156		35,250		43,592
Number of shares (‘000)
Basic weighted average number of shares		1,366,816		1,321,860		1,265,237
Effect of dilutive securities: Employee incentive schemes		35,145		39,301		21,176
Diluted weighted average number of shares		1,401,961		1,361,161		1,286,413
Basic EPS	9	3.5	p	2.7	p	3.4	p
Diluted EPS	9	3.4	p	2.6	p	3.4	p

All activities relate to continuing operations. The accompanying notes are an integral part of the financial statements.

Consolidated balance sheet
As at December 31

	Note	2007 £000	2008 £000
Assets
Current assets:
Financial assets:
Cash and cash equivalents		49,509	76,502
Short-term investments		232	471
Short-term marketable securities		1,582	1,816
Available-for-sale investments		1,180	−
Embedded derivatives		−	12,298
Accounts receivable	11	68,232	76,914
Prepaid expenses and other assets	12	13,089	23,134
Current tax assets		6,552	621
Inventories: finished goods	13	2,339	1,972
Total current assets		142,715	193,728
Non-current assets:
Financial assets:
Available-for-sale investments	14, 19	3,701	1,167
Prepaid expenses and other assets	12	2,860	2,102
Property, plant and equipment	15	9,336	14,197
Goodwill	16	420,835	567,844
Other intangible assets	17	44,264	45,082
Deferred tax assets	7	19,233	24,063
Total non-current assets		500,229	654,455
Total assets		642,944	848,183
Liabilities and shareholders’ equity
Current liabilities:
Financial liabilities:
Accounts payable		2,230	6,953
Fair value of currency exchange contracts		496	18,457
Embedded derivatives		220	−
Current tax liabilities		3,704	15,655
Accrued and other liabilities	18	27,954	35,646
Deferred revenue		27,543	29,906
Total current liabilities		62,147	106,617
Net current assets		80,568	87,111
Non-current liabilities:
Deferred tax liabilities	7	1,635	1,223
Total liabilities		63,782	107,840
Net assets		579,162	740,343
Capital and reserves attributable to equity holders of the Company
Share capital	20	672	672
Share premium account		351,578	351,578
Share option reserve		61,474	61,474
Retained earnings		185,125	182,008
Revaluation reserve		(214)	(285)
Cumulative translation adjustment		(19,473)	144,896
Total equity		579,162	740,343

The accompanying notes are an integral part of the financial statements.

Consolidated cash flow statement
For the year ended December 31

	Note	2006 £000	2007 £000	2008 £000
Operating activities
Profit from operations		49,248	39,694	59,943
Adjustments for:
Depreciation and amortization of tangible and intangible assets		26,726	26,907	26,952
Profit on disposal of available-for-sale investment		(5,270)	–	–
Loss on disposal of property, plant and equipment		63	317	36
Compensation charge in respect of share-based payments		17,437	16,786	15,409
Impairment of available-for-sale investments		–	2,100	−
Provision for doubtful debts		932	215	641
Provision for obsolescence of inventories		65	247	87
Movement in fair value of currency exchange contracts		(2,147)	935	17,961
Changes in working capital
Accounts receivable		(18,986)	260	(6,364)
Inventories		(508)	(653)	280
Prepaid expenses and other assets		1,015	(3,291)	(21,433)
Accounts payable		(672)	404	4,661
Deferred revenue		11,071	(3,877)	1,548
Accrued and other liabilities		5,373	(7,954)	6,831
Cash generated by operations before tax		84,347	72,090	106,552
Income taxes paid		(21,147)	(12,265)	(6,019)
Net cash from operating activities		63,200	59,825	100,533
Investing activities
Interest received		6,636	5,607	3,234
Purchases of property, plant and equipment	15	(7,189)	(4,661)	(8,084)
Proceeds on disposal of property, plant and equipment		31
Purchases of other intangible assets	17	(1,370)	(3,332)	(5,938)
Purchases of available-for-sale investments	14	(165)	(2,657)	(1,029)
Proceeds on disposal of available-for-sale investments		5,567	–	6,291
Maturity/(purchase) of short-term investments		(4,926)	35,937	(758)
Purchase of subsidiaries, net of cash acquired*	22	(17,270)	(3,357)	(7,371)
Net cash (used in)/from investing activities		(18,686)	27,537	(13,655)
Financing activities
Cash received on issue of new share capital on exercise of share options	20	2,106	5,509	−
Proceeds received on issuance of shares from treasury		15,754	13,383	5,581
Purchase of own shares	21	(76,519)	(128,561)	(40,286)
Dividends paid to shareholders		(12,367)	(18,547)	(26,383)
Net cash used in financing activities		(71,026)	(128,216)	(61,088)
Net increase / (decrease) in cash and cash equivalents		(26,512)	(40,854)	25,790
Cash and cash equivalents at beginning of the year		128,077	90,743	49,509
Effect of foreign exchange rate changes		(10,822)	(380)	1,203
Cash and cash equivalents at end of the year	10	90,743	49,509	76,502

*	The aggregate cash outflow for purchase of subsidiaries in 2008 was £7,387,000 (2007: £3,357,000) and net cash acquired was £16,000 (2007: £nil).

The accompanying notes are an integral part of the financial statements.

Consolidated statement of changes in shareholders’ equity
For the year ended December 31

	Attributable to equity holders of the Company
	Share capital £000	Share premium account £000	Share option reserve £000	Retained earnings* £000	Revaluation reserve** £000	Cumulative translation adjustment £000	Total £000
Balance at December 31, 2005	693	447,091	61,474	164,810	2,921	68,012	745,001
Dividends	–	–	–	(12,367)	–	–	(12,367)
Movement on tax arising on share options	–	–	–	4,182	–	–	4,182
Purchase of own shares	–	–	–	(18,622)	–	–	(18,622)
Appropriation for future share cancellations	–	–	–	(57,897)	–	–	(57,897)
Proceeds from sale of own shares	–	–	–	15,754	–	–	15,754
Realized gain on available-for-sale investments transferred to profit for the year (net of tax of £850,000)	–	–	–	–	(2,375)	–	(2,375)
Unrealized holding losses on available-for-sale investments (net of tax of £477,000)	–	–	–	–	(1,090)	–	(1,090)
Currency translation adjustment	–	–	–	–	–	(79,359)	(79,359)
Total expense recognized directly in equity in 2006	–	–	–	(68,950)	(3,465)	(79,359)	(151,774)
Shares issued on exercise of options	2	2,104	–	–	–	–	2,106
Profit for the year	–	–	–	48,156	–	–	48,156
Credit in respect of employee share schemes	–	–	–	17,437	–	–	17,437
Balance at December 31, 2006	695	449,195	61,474	161,453	(544)	(11,347)	660,926
Dividends	–	–	–	(18,547)	–	–	(18,547)
Movement on tax arising on share options	–	–	–	2,212	–	–	2,212
Purchase of own shares	–	–	–	(120,419)	–	–	(120,419)
Appropriation for future share cancellations	–	–	–	(8,142)	–	–	(8,142)
Cancellation of shares*	(28)	–	–	28	–	–	–
Cancellation of share premium account	–	(103,121)	–	103,121	–	–	–
Proceeds from sale of own shares	–	–	–	13,383	–	–	13,383
Unrealized holding gain on available-for-sale investments (net of tax of £146,000)	–	–	–	–	330	–	330
Currency translation adjustment	–	–	–	–	–	(8,126)	(8,126)
Total income/(expense) recognized directly in equity in 2007	(28)	(103,121)	–	(28,364)	330	(8,126)	(139,309)
Shares issued on exercise of options	5	5,504	–	–	–	–	5,509
Profit for the year	–	–	–	35,250	–	–	35,250
Credit in respect of employee share schemes	–	–	–	16,786	–	–	16,786
Balance at December 31, 2007	672	351,578	61,474	185,125	(214)	(19,473)	579,162
Dividends	−	−	−	(26,383)	−	−	(26,383)
Movement on tax arising on share options	−	−	−	(1,030)	−	−	(1,030)
Purchase of own shares	−	−	−	(40,286)	−	−	(40,286)
Proceeds from sale of own shares	−	−	−	5,581	−	−	5,581
Realized gain on available-for-sale investment (net of tax of £84,000)	−	−	−	−	214	−	214
Unrealized holding loss on available-for-sale investments (net of tax of £nil)	−	−	−	−	(285)	−	(285)
Currency translation adjustment	−	−	−	−	−	164,369	164,369
Total income/(expense) recognized directly in equity in 2008	−	−	−	(62,118)	(71)	164,369	102,180
Profit for the year	−	−	−	43,592	−	−	43,592
Credit in respect of employee share schemes	−	−	−	15,409	−	−	15,409
Balance at December 31, 2008	672	351,578	61,474	182,008	(285)	144,896	740,343

*
Own shares held. Offset within retained earnings is an amount of £107,963,000 (2007: £90,000,000) representing the cost of own shares held. These shares are expected to be used in part for the benefit of the Company’s employees and directors to satisfy share option, restricted stock units (RSUs) and conditional share awards in future periods. Own shares held include £nil (2007: £348,000), being the cost of nil (2007: 1,201,434) shares in the Company held by the Company’s ESOP. Own shares also include £107,963,000 (2007: £89,652,000), being the cost of 91,160,488 (2007: 65,201,176) shares in the Company. On July 11, 2007, the 49,500,000 shares held at December 31, 2006 were cancelled. Refer to note 21 for further details on the movement on these balances.

**
Revaluation reserve. The Company includes on its balance sheet publicly traded investments, which are classified as available-for-sale. These are carried at market value. Unrealized holding gains or losses on such securities are included, net of related taxes, within the revaluation reserve. Any unrealized gains within this reserve are undistributable.

NOTES TO THE FINANCIAL STATEMENTS

1           The Company and a summary of its significant accounting policies and financial risk management

1a           General information about the Company

The business of the Company

ARM Holdings plc and its subsidiary companies (ARM or “the Company”) design microprocessors, physical IP and related technology and software, and sell development tools to enhance the performance, cost-effectiveness and energy-efficiency of high-volume embedded applications.

The Company licenses and sells its technology and products to leading international electronics companies, which in turn manufacture, market and sell microprocessors, application-specific integrated circuits (ASICs) and application-specific standard processors (ASSPs) based on ARM’s technology to systems companies for incorporation into a wide variety of end products.

By creating a network of Partners, and working with them to best utilize the Company’s technology, the Company is establishing its processor architecture and physical IP for use in many high-volume embedded microprocessor applications, including cellular phones, digital televisions and PC peripherals and for potential use in many growing markets, including smart cards and microcontrollers.

The Company also licenses and sells development systems direct to systems companies and provides support services to its licensees, systems companies and other systems designers.

The Company’s principal geographic markets are Europe, the United States and Asia Pacific.

The Company's financial statements were authorized for issue on April 2, 2009 by Tim Score, director and Chief Financial Officer, on behalf of the board.

Incorporation and history

ARM is a public limited company incorporated and domiciled under the laws of England and Wales. The registered office of the Company is 110 Fulbourn Road, Cambridge, CB1 9NJ.

The Company was formed on October 16, 1990, as a joint venture between Apple Computer (UK) Limited and Acorn Computers Limited, and operated under the name Advanced RISC Machines Holdings Limited until 10 March 1998, when its name was changed to ARM Holdings plc. Its initial public offering was on April 17, 1998.

Company undertakings include ARM Limited (incorporated in the UK), ARM Inc. (incorporated in the US), ARM KK (incorporated in Japan), ARM Korea Limited (incorporated in South Korea), ARM France SAS (incorporated in France), ARM Belgium NV (incorporated in Belgium), ARM Germany GmbH (incorporated in Germany, merged with Keil Elektronik GmbH during 2008, another ARM company incorporated in Germany), ARM Norway AS (incorporated in Norway), ARM Sweden AB (formerly Logipard AB, a company acquired during 2008 and incorporated in Sweden), ARM Embedded Technologies Pvt. Limited (incorporated in India), ARM Physical IP Asia Pacific Pte. Limited (incorporated in Singapore), ARM Taiwan Limited (incorporated in Taiwan) and ARM Consulting (Shanghai) Co. Limited (incorporated in PR China).

1b           Summary of significant accounting policies

The principal accounting policies applied in the presentation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB, IFRIC interpretations and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS.

The consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation to fair value of available-for-sale investments; share-based payments; financial assets and liabilities (including derivative instruments) at fair value through the income statement; and embedded derivatives.

Critical accounting estimates and judgments

The preparation of these financial statements requires the directors to make critical accounting estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates and judgments are summarised in note 1d.

New standards, amendments and interpretations

(a) Standards, amendments and interpretations effective in 2008

IFRIC 11, “IFRS 2, Group and treasury share transactions.” This interpretation provides guidance on how share-based transactions involving treasury shares or options should be accounted for. Published by the IASB in November 2006 and effective for annual periods beginning on or after March 1, 2007, this interpretation was early adopted by the Company in 2007 but has no impact on the Company’s financial statements.

(b) Standards and interpretations early adopted by the Company

IFRS 8, “Operating segments.” This supersedes IAS 14, “Segmental reporting,” under which segments were identified and reported on risk and return analysis. Under IFRS 8, segments are reported based on internal reporting, bringing segment reporting in line with the requirements of US standard FAS 131. Published by the IASB in November 2006, this standard is effective for annual periods beginning on or after January 1, 2009 but was early adopted by the Company.

(c) Standards, amendments and interpretations effective in 2008 but not relevant

IFRIC 12, “Service concession arrangements.” This applies to contractual arrangements whereby a private sector operator participates in the development, financing, operation and maintenance of infrastructure for public sector services, for example, under private finance initiative contracts (PFI) contracts. It is not relevant for the Company. Published by the IASB November 2006, it is effective for annual periods beginning on or after January 1, 2008.

IFRIC 14, “IAS 19, The limit on a defined benefit asset, minimum funding requirements and their interaction.” This provides guidance on accounting for defined benefit pension schemes. The Company does not have any such schemes and therefore is not relevant. Published by the IASB in July 2007, it is effective for annual periods beginning on or after January 1, 2008.

(d) Standards, amendments and interpretations that are not yet effective and have not been early adopted

Amendment to IAS 39, “Financial instruments: Recognition and measurement,” and IFRS 7, “Financial instruments: Disclosures,” on the ‘Reclassification of financial assets’. This amendment allows the reclassification of certain financial assets previously classified as ‘held-for-trading’ or ‘available-for-sale’ to another category under limited circumstances. Published in November 2008, this amendment is effective for periods beginning on or after July 1, 2008. This is not expected to have a material impact on the Company since it does not have significant assets of this type.

Amendment to IAS 32, “Financial instruments: Presentation,” and IAS 1, “Presentation of financial statements on Puttable financial instruments and obligations arising on liquidation.” This amendment ensures entities classify Puttable financial instruments and other financial instruments as equity, provided they have particular features and meet specific conditions. Published by the IASB in February 2008 this amendment is effective for periods beginning on or after January 1, 2009. This is not relevant to the Company as it does not currently enter into these types of transactions.

Amendment to IFRS 2, “Share-based payments.” This clarifies what events constitute vesting conditions and also specifies that all cancellations, whether by the Company or by another party, should receive the same accounting treatment. This is not expected to have a material impact on the Company’s financial statements as it does not have a significant number of the types of options affected. Published by the IASB in January 2008, this amendment is effective for annual periods beginning on or after January 1, 2009.

IAS 1 (Revised), “Presentation of financial statements.” This revised standard requires entities to prepare a statement of comprehensive income. All non-owner changes in equity are required to be shown in a performance statement, but entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income). Owner changes in equity are shown in a statement of changes in equity. Also entities making restatements or reclassifications of comparative information are required to present a restated balance sheet as at the beginning of the comparative period in addition to the current requirement to present balance sheets at the end of the current period and comparative period. Published by the IASB in September 2007 this revised standard is effective for periods beginning on or after January 1, 2009. This will not have a material impact the Company’s financial statements since only the disclosure of the statements will be affected.

IFRS 3, (Revised), “Business combinations.” This is equivalent to FAS 141R issued by the FASB in December 2007. The revision to this standard changes accounting for business combinations. While the acquisition method is still applied, there are significant changes to the treatment of contingent payments, transaction costs and the calculation of goodwill. Published by the IASB in January 2008, the standard is applicable to business combinations occurring in accounting periods beginning on or after July 1, 2009, with earlier application permitted. This could impact the Company’s financial statements in future if it makes further acquisitions.

Amendment to IAS 39, “Financial Instruments: Recognition and measurement” on ‘Eligible hedged items’. This amendment makes two significant changes. It prohibits designating inflation as a hedgeable component of a fixed rate debt. It also prohibits including time value in the one-sided hedged risk when designating options as hedges. Published by the IASB in July 2008 it is effective for periods beginning on or after July 1, 2009 and must be applied retrospectively. This is not expected to impact the Company since it does not currently designate any financial instruments as hedges.

IAS 23 (Amendment), “Borrowing costs.” A result of the joint short-term convergence project with the FASB, this new standard requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The option of immediately expensing those borrowing costs has been removed. This will be irrelevant to the Company because the Company currently does not fund acquisitions of assets with debt. Published by the IASB in March 2007, this is effective for annual periods beginning on or after January 1, 2009.

IAS 27 (Revised), “Consolidated and separate financial statements.” This amendment revises the accounting for transactions with non-controlling interests. Published by the IASB in January 2008, this is effective for annual periods beginning on or after July 1, 2009. This is not relevant to the Company as it does not have any non-controlling interests.

IFRS 7 (Revised), “Financial instruments: Disclosures.” This amendment forms part of the IASB's response to the financial crisis and addresses the G20 conclusions aimed at improving transparency and enhancing accounting guidance. The amendment increases the disclosure requirements about fair value measurement and reinforces existing principles for disclosure about liquidity risk. The amendment introduces a three-level hierarchy for fair value measurement disclosure and requires some specific quantitative disclosures for financial instruments in the lowest level in the hierarchy. In addition, the amendment clarifies and enhances existing requirements for the disclosure of liquidity risk primarily requiring a separate liquidity risk analysis for derivative and non-derivative financial liabilities. Published by the IASB in March 2009 this amendment is effective for periods starting on or after January 1, 2009 with no comparatives for the first year of application. This will only affect presentation and the impact of this on the Company’s financial statements has not yet been assessed.

IFRIC 13, “Customer loyalty programs relating to IAS 18, Revenue.” This provides guidance on accounting for customer loyalty programs. As the Company does not offer such incentives, it will not be relevant. Published by the IASB in June 2007, it is effective for annual periods beginning on or after July 1, 2008.

IFRIC 15, “Agreements for construction of real estates.” This clarifies which standard (IAS 18, Revenue,’ or IAS 11, ‘Construction contracts’) should be applied to particular transactions and is likely to mean that IAS 18 will be applied to a wider range of transactions. This is not relevant to the Company as it does not have any transactions involving real estate. Published by the IASB in July 2008, it is effective for periods beginning on or after January 1, 2009.

IFRIC 16, “Hedges of a net investment in a foreign operation.” This clarifies the usage and requirements of IAS 21 with respect to net investment hedging. This is irrelevant to the group as it does not undertake such activities. Published by the IASB in July 2008, it is effective for periods beginning on or after October 1, 2008.

IFRIC 17, “Distributions of non-cash assets to owners.” This clarifies how an entity should measure distributions of assets, other than cash, when it pays dividends to its owners. This is not relevant to the Company as it does not make any distributions of assets to its owners, other than cash Published by the IASB in November 2008, it is effective for periods beginning on or after July 1, 2009.

IFRIC 18, “Transfer of assets from customers” This clarifies the accounting for arrangements where an item of property, plant and equipment, which is provided by the customer, is used to provide an ongoing service. This is not relevant to the Company as it does not engage in such activities. Published by the IASB in January 2009, it is effective for transfers of assets from customers received on or after July 1, 2009.

Other than the potential impact of the revision to IFRS 3, the directors expect that the adoption of these standards, annual improvements and interpretations in future periods will have no material impact on the financial statements when they come into effect for periods after January 1, 2009.

Consolidation

Principles of consolidation. The consolidated financial statements incorporate the financial statements of the Company and all its subsidiaries. Intra-group transactions, including sales, profits, receivables and payables, have been eliminated on consolidation. All subsidiaries use uniform accounting policies for like transactions and other events and similar circumstances.

Business combinations. The results of subsidiaries acquired in the year are included in the income statement from the date they are acquired. On acquisition, all of the subsidiaries’ assets and liabilities that exist at the date of acquisition are recorded at their fair values reflecting their condition at that date. Revisions were made in 2008 to goodwill recognized on acquisitions from earlier years relating predominantly to contingent consideration adjustments – see note 16.

Segment reporting

At December 31, 2008, the Company was organized on a worldwide basis into three business segments, namely the Processor Division (PD), the Physical IP Division (PIPD) and the Systems Design Division (SDD). This is based upon the Company’s internal organization and management structure and is the primary way in which the Chief Operating Decision Maker (CODM) and the rest of the board are provided with financial information.

Segment expenses are expenses that are directly attributable to a segment together with the relevant portion of other expenses that can reasonably be allocated to the segment. Foreign exchange gains or losses, gains or losses on the disposal of available-for-sale investments, investment income, interest payable and tax are not allocated by segment.

Segment assets and liabilities include items that are directly attributable to a segment plus an allocation on a reasonable basis of shared items. Corporate assets and liabilities are not included in business segments and are thus unallocated. At December 31, 2008 and 2007, these comprised cash and cash equivalents, short-term investments, short-term marketable securities, tax-related and other assets and the fair value of currency exchange contracts. Any current and deferred tax assets and liabilities also are not included in business segments and are thus unallocated.

Foreign currency translation

(a) Functional and presentation currency. The functional currency of each Company entity is the currency of the primary economic environment in which each entity operates. The consolidated financial statements are presented in sterling, which is the presentation currency of the Company.

(b) Transactions and balances. Transactions denominated in foreign currencies have been translated into the functional currency of each Company entity at actual rates of exchange ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies have been translated at rates ruling at the balance sheet date. Such exchange differences have been included in general and administrative expenses.

(c) Group companies. The results and financial positions of all the Company entities (none of which has the currency of a hyper-inflationary economy) not based in the UK are translated into sterling as follows:

(i)	Assets and liabilities for each balance sheet presented are translated at the closing rate of exchange at the balance sheet date;

(ii)	Income and expenses for each income statement presented are translated at the exchange rate ruling at the time of each transaction during the period; and

(iii)	All resulting exchange differences are recognized as a separate component of equity, being taken directly to equity via the cumulative translation adjustment.

When a foreign operation is partially disposed of or sold, exchange differences that were recognized in equity are recognized in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Fair value estimation

The fair value of financial instruments traded in active markets (such as trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Company is the current bid price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The Company uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. The fair value of forward exchange contracts is determined using quoted forward exchange rates at the balance sheet date. The fair value of foreign currency options is based upon valuations performed by an independent bank as well as management’s view of market conditions.

The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values as this is the amount which would be receivable/payable if the assets/liabilities had crystallized at the balance sheet date. Any current tax liabilities are not included in this category.

Revenue recognition

The Company follows the principles of IAS 18, “Revenue recognition,” in determining appropriate revenue recognition policies. In principle, therefore, revenue is recognized to the extent that it is probable that the economic benefits associated with the transaction will flow into the Company.

Revenue is shown net of value-added tax, returns, rebates and discounts, and after eliminating sales within the Company.

Revenue comprises the value of sales of licenses to ARM technology, royalties arising from the resulting sale of licensees’ ARM technology-based products, revenues from support, maintenance and training, consulting contracts and the sale of development boards and software toolkits.

Revenue from standard license products which are not modified to meet the specific requirements of each customer is recognized when the risks and rewards of ownership of the product are transferred to the customer.

Many license agreements are for products which are designed to meet the specific requirements of each customer. Revenue from the sale of such licenses is recognized on a percentage-of-completion basis over the period from signing of the license to customer acceptance. Under the percentage-of-completion method, provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of such losses is determined. The percentage-of-completion is measured by monitoring progress using records of actual time incurred to date in the project compared with the total estimated project requirement, which approximates to the extent of performance.

Where invoicing milestones on license arrangements are such that the receipts fall due significantly outside the period over which the customization is expected to be performed or significantly outside its normal payment terms for standard license arrangements, the Company evaluates whether it is probable that economic benefits associated with these milestones will flow to the Company and therefore whether these receipts should initially be included in the arrangement consideration.

In particular, it considers:

•	Whether there is sufficient certainty that the invoice will be raised in the expected timeframe, particularly where the invoicing milestone is in some way dependent on customer activity;

•	Whether it has sufficient evidence that the customer considers that the Company’s contractual obligations have been, or will be, fulfilled;

•	Whether there is sufficient certainty that only those costs budgeted to be incurred will indeed be incurred before the customer will accept that a future invoice may be raised; and

•	The extent to which previous experience with similar product groups and similar customers support the conclusions reached.

Where the Company considers that there is insufficient evidence that it is probable that the economic benefits associated with such future milestones will flow to the Company, taking into account these criteria, such milestones are excluded from the arrangement consideration until there is sufficient evidence that it is probable that the economic benefits associated with the transaction will flow into the Company. The Company does not discount future invoicing milestones, as the effect of doing so would be immaterial.

Where agreements involve several components, the entire fee from such arrangements is allocated to each of the individual components based on each component’s fair value, where fair value is the price that is regularly charged for an item when sold separately. Where a component in a multiple-component agreement has not previously been sold separately, the assessment of fair value for that component is based on other factors, including, but not limited to, the price charged when it was sold alongside other items and the book price of the component relative to the book prices of the other components in the agreement. If fair value of one or more components in a multiple-component agreement is not determinable, the entire arrangement fee is deferred until such fair value is determinable, or the component has been delivered to the licensee. Where, in substance, two elements of a contract are linked and fair values cannot be allocated to the individual components, the revenue recognition criteria are applied to the elements as if they were a single element.

Agreements including rights to unspecified future products (as opposed to unspecified upgrades and enhancements) are accounted for using subscription accounting, with revenue from the arrangement being recognized on a straight-line basis over the term of the arrangement, or an estimate of the economic life of the products offered if no term is specified, beginning with the delivery of the first product.

Certain products have been co-developed by the Company and a collaborative partner, with both parties retaining the right to sell licenses to the product. In those cases where the Company makes sales of these products and is exposed to the significant risks and benefits associated with the transaction, the total value of the license is recorded as revenue and the amount payable to the collaborative partner is recorded as cost of sales. Where the collaborative partner makes sales of these products, the Company records as revenue the commission it is due when informed by the collaborative partner that a sale has been made.

In addition to the license fees, contracts generally contain an agreement to provide post-delivery service support, in the form of support, maintenance and training which consists of the right to receive services and/or unspecified product upgrades or enhancements that are offered on a when-and-if-available basis. Fees for post-delivery service support are generally specified in the contract. Revenue related to post-delivery service support is recognized based on fair value, which is determined with reference to contractual renewal rates. If no renewal rates are specified, the entire fee under the transaction is amortized and recognized on a straight-line basis over the contractual post-delivery service support period. Where renewal rates are specified, revenue for post-delivery service support is recognized on a straight-line basis over the period for which support and maintenance is contractually agreed by the Company with the licensee.

If the amount of revenue recognized exceeds the amounts invoiced to customers, the excess amount is recorded as amounts recoverable on contracts within accounts receivable.

The excess of license fees and post-delivery service support invoiced over revenue recognized is recorded as deferred revenue.

Sales of software, including development systems, which are not specifically designed for a given license (such as off-the-shelf software) are recognized upon delivery, when the significant risks and rewards of ownership have been transferred to the customer. At that time, the Company has no further obligations except that, where necessary, the costs associated with providing post-delivery service support have been accrued. Services (such as training) that the Company provides which are not essential to the functionality of the IP are separately stated and priced in the contract and, therefore, accounted for separately. Revenue is recognized as services are performed and it is probable that the economic benefits associated with the transaction will flow into the Company.

Royalty revenues are earned on sales by the Company’s customers of products containing ARM technology. Royalty revenues are recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of revenue can be reliably measured.

Revenue from consulting is recognized when the service has been provided and all obligations to the customer under the consulting agreement have been fulfilled. For larger consulting projects containing several project milestones, revenue is recognized on a percentage-of-completion basis described above. Consulting costs are recognized when incurred.

As disclosed above, in accordance with IAS 8, “Accounting policies, changes in accounting estimates and errors,” the Company makes significant estimates in applying its revenue recognition policies. In particular, as discussed in detail above, estimates are made in relation to the use of the percentage-of-completion accounting method, which requires that the extent of progress toward completion of contracts may be anticipated with reasonable certainty. The use of the percentage-of-completion method is itself based on the assumption that, at the outset of license agreements, there is an insignificant risk that customer acceptance may not be obtained. The Company also makes assessments, based on prior experience, of the extent to which future milestone receipts represent a probable future economic benefit to the Company. In addition, when allocating revenue to various components of arrangements involving several components, it is assumed that the fair value of each element is reflected by its price when sold separately. The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent with the application of the revenue recognition policies affect the amounts reported in the financial statements. If different assumptions were used, it is possible that different amounts would be reported in the financial statements.

Research and development expenditure

All ongoing research expenditure is expensed in the period in which it is incurred. Where a product is technically feasible, production and sale are intended, a market exists, expenditure can be measured reliably, and sufficient resources are available to complete the project, development costs are capitalized and amortized on a straight-line basis over the estimated useful life of the respective product. The Company believes its current process for developing products is essentially completed concurrently with the establishment of technological feasibility which is evidenced by a working model. Accordingly, development costs incurred after the establishment of technological feasibility have not been significant and, therefore, no costs have been capitalized to date.

Where no internally-generated intangible asset can be recognized, development expenditure is recognized as an expense in the period in which it is incurred. Any collaborative agreement whereby a third party agrees to partially fund the Company’s research and development is recognized over the period of the agreement as a credit within research and development costs.

Government grants

Grants in respect of specific research and development projects are credited to research and development costs within the income statement to match the projects’ related expenditure.

Retirement benefit costs

The Company contributes to defined contribution plans substantially covering all employees in Europe and the United States and to government pension schemes for employees in Japan, South Korea, Taiwan, PR China, Israel and India. The Company contributes to these plans based upon various fixed percentages of employee compensation, and such contributions are expensed as incurred.

Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Costs in respect of operating leases are charged on a straight-line basis over the lease term even if payments are not made on such a basis.

Investment income

Investment income relates to interest income, which is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Dividends

Distributions to equity holders are not recognized in the income statement under IFRS, but are disclosed as a component of the movement in shareholders’ equity. A liability is recorded for a dividend when the dividend is approved by the Company’s shareholders. Interim dividends are recognized as a distribution when paid.

Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period, excluding treasury stock and those shares held in the Employee Share Ownership Plan (ESOP) which are treated as cancelled. For diluted earnings per share, the weighted number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The diluted share base for the year ended December 31, 2008 excludes incremental shares of approximately 38,822,000 (2007: 8,786,000, 2006: 33,390,000) related to employee share options. These shares are excluded due to their anti-dilutive effect as a result of the exercise price of these shares being higher than the market price.

Property, plant and equipment

The cost of property, plant and equipment is their purchase cost, together with any incidental costs of acquisition. External costs and internal costs are capitalized to the extent they enhance the future economic benefit of the asset.

Depreciation is calculated so as to write off the cost of property, plant and equipment, less their estimated residual values, which are adjusted, if appropriate, at each balance sheet date, on a straight-line basis over the expected useful economic lives of the assets concerned. The principal economic lives used for this purpose are:

Freehold buildings	25 years
Leasehold improvements	Five years or term of lease, whichever is shorter
Computers	Three to five years
Fixtures and fittings	Five to ten years
Motor vehicles	Four years

Provision is made against the carrying value of property, plant and equipment where an impairment in value is deemed to have occurred. Asset lives and residual values are reviewed on an annual basis.

Intangible assets

(a) Goodwill. Goodwill represents the excess of the fair value of the consideration paid on acquisition of a business over the fair value of the assets, including any intangible assets identified and liabilities acquired. Goodwill is not amortized but is measured at cost less impairment losses. In determining the fair value of consideration, the fair value of equity issued is the market value of equity at the date of completion, the fair value of share options assumed is calculated using the Black-Scholes valuation model, and the fair value of contingent consideration is based upon whether the directors believe any performance conditions will be met and thus whether any further consideration will be payable.

(b) Other intangible assets. Computer software, purchased patents and licenses to use technology are capitalized at cost and amortized on a straight-line basis over a prudent estimate of the time that the Company is expected to benefit from them, which is typically three to ten years. Costs that are directly attributable to the development of new business application software and which are incurred during the period prior to the date that the software is placed into operational use, are capitalized. External costs and internal costs are capitalized to the extent they enhance the future economic benefit of the asset.

Although an independent valuation is made of any intangible assets purchased as part of a business combination, the directors are primarily responsible for determining the fair value of intangible assets. Developed technology, existing agreements and customer relationships, core technology, trademarks and tradenames, and order backlog are capitalized and amortized over a period of one to six years, being a prudent estimate of the time that the Company is expected to benefit from them.

In-process research and development projects purchased as part of a business combination may meet the criteria set out in IFRS 3, “Business combinations,” for recognition as intangible assets other than goodwill. The directors track the status of in-process research and development intangible assets such that their amortization commences when the assets are brought into use. This typically means a write-off period of one to five years.

Amortization is calculated so as to write off the cost of intangible assets, less their estimated residual values, which are adjusted, if appropriate, at each balance sheet date, on a straight-line basis over the expected useful economic lives of the assets concerned. The principal economic lives used for this purpose are:

Computer software	Three to five years
Patents and licenses	Three to ten years
In-process research and development	One to five years
Developed technology	One to five years
Existing agreements and customer relationships	Two to ten years
Core technology	Five years
Trademarks and tradenames	Four to five years
Order backlog	One year

Impairment of non-financial assets

Assets that have an indefinite useful life, for example goodwill, are not subject to amortization but are tested annually for impairment.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

The annual tests in 2006, 2007 and 2008 showed there was no impairment with respect to goodwill. Furthermore, no trigger events have been identified that would suggest the impairment of any of the Company’s other intangibles.

Financial assets

The Company does not trade in financial instruments.

The Company classifies its financial assets in the following categories: at fair value through the income statement, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a) Financial assets at fair value through the income statement. Financial assets at fair value through the income statement are financial assets held for trading – that is, assets that have been acquired principally for the purpose of selling in the short-term. Assets in this category are classified as current assets. They are initially recognized at fair value with transaction costs being expensed in the income statement. Specifically, the Company’s currency exchange contracts and embedded derivatives fall within this category. Gains or losses arising from changes in the fair value of “financial assets at fair value through the income statement” are presented in the income statement within general and administrative expenses in the period in which they arise.

(b) Loans and receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. “Accounts receivable” and “cash and cash equivalents” are classified as “Loans and receivables” in the balance sheet.

(c) Available-for-sale investments. Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Publicly-traded investments are classified as available-for-sale. Initially recognized at fair value plus transaction costs on the trade date, they are revalued at market value at each period end. Unrealized holding gains or losses on such securities are included, net of related taxes, directly in equity via a revaluation reserve except where there is evidence of permanent impairment (see below).

Equity securities that are not publicly traded are also classified as available-for-sale and are recorded at fair value plus transaction costs at the trade date. Given that the markets for these assets are not active, the Company establishes fair value by using valuation techniques. At December 31, 2008 and 2007, the estimated fair value of these investments approximated to cost less any permanent diminution in value, based on estimates determined by the directors.

Impairment of financial assets

The Company considers at each reporting date whether there is any indication that any financial asset is impaired. If there is such an indication, the Company carries out an impairment test by measuring the assets’ recoverable amount, which is the higher of the assets’ fair value less costs to sell and their value in use. If the recoverable amount is less than the carrying amount an impairment loss is recognized, and the assets are written down to their recoverable amount.

In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are permanently impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any permanent impairment loss on that financial asset previously recognized in profit or loss – is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement.

When securities classified as available-for-sale are sold or permanently impaired, the accumulated fair value adjustments recognized in equity are recycled through the income statement.

Impairment testing of trade receivables is described under “Accounts receivable” below.

Derivative financial instruments

The Company utilizes currency exchange contracts to manage the exchange risk on actual transactions related to accounts receivable, denominated in a currency other than the functional currency of the business. The Company’s currency exchange contracts do not subject the Company to risk from exchange rate movements because the gains and losses on such contracts offset losses and gains, respectively, on the transactions being hedged. The currency exchange contracts and related accounts receivable are recorded at fair value at each period end. Fair value is estimated using the settlement rates prevailing at the period end. All recognized gains and losses resulting from the settlement of the contracts are recorded within general and administrative expenses in the income statement.  The Company does not enter into currency exchange contracts for the purpose of hedging anticipated transactions.

Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held with banks and other short-term highly liquid investments with original maturities of three months or less.

Short-term investments and short-term marketable securities

The Company considers all highly-liquid investments with original maturity dates of greater than three months but less than one year to be either short-term investments or short-term marketable securities. Any investments with a maturity date of more than one year from the balance sheet date are classified as long-term.

Accounts receivable

Accounts receivable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables.

Accounts receivable are first assessed individually for impairment. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments (more than 90 days overdue) are considered indicators that the trade receivable may be impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.

Where there is no objective evidence of impairment for an individual receivable, it is included in a group of receivables with similar credit risk characteristics and these are collectively assessed for impairment.

In the case of impairment, the carrying amount of the asset(s) is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement within general and administrative costs. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against general and administrative costs in the income statement.

Inventories

Inventories are stated at the lower of cost and net realizable value. In general, cost is determined on a first-in, first-out basis and includes transport and handling costs. Where necessary, provision is made for obsolete, slow-moving and defective inventory.

Accounts payable

Accounts payable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Income taxes

The current income tax charge is calculated on the basis of tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income taxes are computed using the liability method. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted rates and laws that will be in effect when the differences are expected to reverse. The deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax assets are recognized to the extent that it is probable that future taxable profits will arise against which the temporary differences will be utilized.

Deferred tax is provided on temporary differences arising on investments in subsidiaries except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets and liabilities arising in the same tax jurisdiction are offset.

In the United Kingdom and the United States, the Company is entitled to a tax deduction for amounts treated as compensation on exercise of certain employee share options under each jurisdiction’s tax rules. As explained under “Share-based payments” below, a compensation expense is recorded in the Company’s income statement over the period from the grant date to the vesting date of the relevant options. As there is a temporary difference between the accounting and tax bases, a deferred tax asset is recorded. The deferred tax asset arising is calculated by comparing the estimated amount of tax deduction to be obtained in the future (based on the Company’s share price at the balance sheet date) with the cumulative amount of the compensation expense recorded in the income statement. If the amount of estimated future tax deduction exceeds the cumulative amount of the remuneration expense at the statutory rate, the excess is recorded directly in equity, against retained earnings.

As explained under “Share-based payments” below, no compensation charge is recorded in respect of options granted before November 7, 2002 or in respect of those options which have been exercised or have lapsed before January 1, 2005. Nevertheless, tax deductions have arisen and will continue to arise on these options. The tax effects arising in relation to these options are recorded directly in equity, against retained earnings.

Provisions

Provisions for restructuring costs and legal claims are recognized when: the Company has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount of the outflow can be reliably estimated.

Embedded derivatives

In accordance with IAS 39, “Financial instruments: recognition and measurement,” the Company has reviewed all its contracts for embedded derivatives that are required to be separately accounted for if they do not meet certain requirements set out in the standard. From time to time, the Company may enter into contracts denominated in a currency (typically US dollars) that is neither the functional currency of the Company entity nor the functional currency of the customer or the collaborative partner. Where there are uninvoiced amounts on such contracts, the Company carries such derivatives at fair value. The resulting gain or loss is recognized in the income statement under general and administrative expenses, as shown below:

	2006 £000	2007 £000	2008 £000
(Loss)/Gain in income statement	(898)	1,400	12,518

Share-based payments

The Company issues equity-settled share-based payments to certain employees. In accordance with IFRS 2, “Share-based payments,” equity-settled share-based payments are measured at fair value at the date of grant. Fair value is measured by use of the Black-Scholes pricing model. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of the number of shares that will eventually vest.

The Company operates Save As You Earn (SAYE) schemes in the United Kingdom and an Employee Share Purchase Plan (ESPP) in the United States. Options under the SAYE schemes are granted at a 20% discount to market price of the underlying shares on the date of grant and at a 15% discount to the lower of the market prices at the beginning and end of the scheme for the ESPP. The UK SAYE schemes are approved by the UK tax authorities, which stipulates that the saving period must be at least 36 months. The Company has recognized a compensation charge in respect of the SAYE plans and US ESPPs. The charges for these are calculated as detailed above.

The Company also has a Long Term Incentive Plan (LTIP) on which it is also required to recognize a compensation charge under IFRS 2, calculated as detailed above.

The Company has applied the exemption available, and has applied the provisions of IFRS 2 only to those options granted after November 7, 2002 and which were outstanding at December 31, 2004.

The share-based payments charge is allocated to cost of sales, research and development expenses, sales and marketing expenses and general and administrative expenses on the basis of head count.

Employer’s taxes on share options

Employer’s National Insurance in the United Kingdom and equivalent taxes in other jurisdictions are payable on the exercise of certain share options. In accordance with IFRS 2, this is treated as a cash-settled transaction. A provision is made, calculated using the intrinsic value of the relevant options at the balance sheet date, pro-rated over the vesting period of the options.

Employee share ownership plans

The Company’s Employee Benefit Trust (the “Trust”) was set up on April 16, 1998 to administer the Company’s Employee Share Ownership Plan (ESOP). The Trust is funded by loans from the Company, with its assets comprising shares in the Company. The Company recognizes the assets and liabilities of the Trust in its own accounts and the carrying value of the Company’s shares held by the Trust are recorded as a deduction in arriving at shareholders’ funds until such time as the shares vest unconditionally to employees. All shares held within the Trust were awarded during 2008 and it is now in the process of being wound up.

Treasury shares

Where the Company purchases its own equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to equity holders of the Company.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

1c           Financial risk management

The Company operates in the intensely competitive semiconductor industry which has been characterized by price erosion, rapid technological change, short product life cycles, cyclical market patterns and heightened foreign and domestic competition. Significant technological changes in the industry could affect operating results.

The Company’s operations expose it to a variety of financial risks that include currency risk, interest rate risk, price risk, credit risk and liquidity risk.

Given the size of the Company, the directors have not delegated the responsibility for monitoring financial risk management to a sub-committee of the board. The policies set by the board of directors are implemented by the Company’s finance department. The Company has a treasury policy that sets out specific guidelines to manage currency risk, interest rate risk, securities price risk, credit risk and liquidity risk and also sets out circumstances where it would be appropriate to use financial instruments to manage these.

Currency risk

The Company’s earnings and liquidity are affected by fluctuations in foreign currency exchange rates, principally in respect of the US dollar, reflecting the fact that most of its revenues and cash receipts are denominated in US dollars, while a significant proportion of its costs are settled in sterling. The Company seeks to use currency exchange contracts and currency options to manage the US dollar/sterling risk as appropriate, by monitoring the timing and value of anticipated US dollar receipts (which tend to arise from low-volume, high-value license deals and royalty receipts) in comparison with its requirement to settle certain expenses in US dollars. The Company reviews the resulting exposure on a regular basis and hedges this exposure using currency exchange contracts and currency options for the sale of US dollars as appropriate. Such contracts are entered into with the objective of matching their maturity with projected US dollar cash receipts.

The Company is also exposed to currency risk in respect of the foreign currency denominated assets and liabilities of its overseas subsidiaries. At present, the Company does not mitigate this risk, for example by using foreign currency intra-group loans, as it has currently no requirement for external borrowings.

At December 31, 2008, the Company had outstanding currency exchange contracts to sell $100 million (2007: $34 million) for sterling. In addition, the Company utilizes option instruments which have various provisions that, depending on the spot rate at maturity, give either the Company or the counterparty the option to exercise. At December 31, 2008, the Company had outstanding currency options under which the Company may, under certain circumstances, be required to sell up to $144 million (2007: $145 million) for sterling. A common scenario with options of this type is that the spot price at expiry is such that neither the Company nor the counterparty chooses to exercise the option. The Company had $86 million (2007: $88 million) of accounts receivable denominated in US dollars at that date, and US dollar cash, cash equivalents, short-term investments and short-term marketable securities balances of $61 million (2007: $78 million). Thus, the Company’s currency exchange contracts and currency options at year-end potentially exceeded its US dollar current assets. This is because the Company has taken longer term positions through its currency exchange contracts in recent years given the expected nature of the Company’s cash flows.

The Company does not qualify for hedge accounting, and all movements in the fair value of derivative foreign exchange instruments are recorded in the income statement, offsetting the foreign exchange movements on the accounts receivable, cash, cash equivalents, short-term investments and short-term marketable securities balances being hedged.

In addition, certain customers remit royalties and license fees in other currencies, primarily the euro. The Company is also required to settle certain expenses in euros, primarily in its French, Belgian and German subsidiaries, and as the net amounts involved are not considered significant, the Company does not take out euro currency exchange contracts.

As at December 31, 2008, if sterling had weakened by 10% against foreign currencies with all other variables held constant, post-tax profit for the year would have been £4.2 million lower (2007: sterling strengthened by 10%, post tax-profit lower by £5.6 million, 2006: sterling strengthened by 10%, post tax-profit lower by £3.3 million), mainly as a result of the mix of financial instruments at respective year-ends. Equity would have been £62.1 million higher with sterling 10% weaker (2007: £48.9 million lower with sterling 10% stronger) mainly due to the increase in value of US dollar-denominated goodwill and intangibles.

Interest rate risk

At December 31, 2008, the Company had £79 million (2007: £54 million) of interest-bearing assets. At December 31, 2008, 38% (2007: 79%) of interest-bearing assets, comprising cash equivalents; short-term investments; short-term marketable securities; and the Company’s long-term investment in W&W Communications Inc. (see note 14) in 2007, were at fixed rates and therefore exposed to fair value interest rate risk. Floating rate cash earns interest based on relevant national LIBID equivalents and is therefore exposed to cash flow interest rate risk. The proportion of funds held in fixed rather than floating rate deposits is determined in accordance with the policy outlined under “Liquidity risk” below. Other financial assets, such as available-for-sale investments, are not directly exposed to interest rate risk.

Had interest rates been 1% lower throughout the year, interest receivable would have reduced by approximately £0.6 million (2007: £1.0 million) and profit after tax by £0.4 million (2007: £0.7 million).

The Company had no borrowings during 2008.

The Company had no derivative financial instruments to manage interest rate fluctuations in place at year-end since it has no loan financing, and as such no hedge accounting is applied. The Company’s cash flow is carefully monitored on a daily basis. Excess cash, considering expected future cash flows, is placed on either short-term or medium-term deposit to maximise the interest income thereon. Daily surpluses are swept into higher-interest earning accounts overnight.

Securities price risk

The Company is exposed to equity securities price risk on available-for-sale investments. As there can be no guarantee that there will be a future market for securities (which are generally unlisted at the time of investment) or that the value of such investments will rise, the directors evaluate each investment opportunity on its merits before committing ARM’s funds. The board of directors reviews holdings in such companies on a regular basis to determine whether continued investment is in the best interests of the Company. Funds for such ventures are limited in order that the financial effect of any potential decline of the value of investments will not be substantial in the context of the Company’s financial results.

(i) Listed investments. At year-end, the Company had no listed investments. At December 31, 2007, the Company’s only listed investment was a minority stake in Superscape Group plc (Superscape), the carrying value of which at December 31, 2007 was £1.2 million. A 10% decrease in Superscape’s share price as at December 31, 2007 from 7.98 pence to 7.18 pence would have reduced the Company’s post-tax profit by £nil (2006: £nil) and resulted in a £0.1 million charge to other components of equity on the basis that such a reduction in value would have been deemed temporary. Superscape was acquired by Glu Mobile Inc. during 2008 for 10 pence per share, this being the value that the Company had permanently impaired its investment to as at December 31, 2007.

(ii) Unlisted investments. The Company had unlisted investments with a carrying value as at December 31, 2008 of £1.2 million (2007: £3.7 million). A permanent 10% fall in the underlying value of these companies as at December 31, 2008 would therefore have reduced the Company’s post-tax profit by £0.1 million (2007: £0.4 million, 2006: £0.2 million) and resulted in a £nil (2007: £nil) reduction in other components of equity.

Credit risk

Credit risk is managed on a Company basis. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions.

As at December 31, 2008, the Company had no significant concentrations of credit risk. The amount of exposure to any individual counterparty is subject to a limit, which is reassessed annually by the board of directors.

Financial instrument counterparties are subject to pre-approval by the board of directors and such approval is limited to financial institutions with at least an AA rating, or (in the case of UK building societies) had over £1 billion in assets, except in certain jurisdictions where the cash holding concerned is immaterial. At December 31, 2007 and 2008, the majority of the Company’s cash, cash equivalents, short-term investments and marketable securities were deposited with major clearing banks and building societies in the United Kingdom and United States in the form of money market deposits and corporate bonds for varying periods up to two years.

Over 90% of the Company’s cash and cash equivalents, short-term investments and short-term marketable securities were held with global financial institutions with at least an AA rating, or (in the case of UK building societies) had over £1 billion in assets, as at December 31, 2008 and 2007.

The Company has implemented policies that require appropriate credit checks on potential customers before sales commence. The Company generally does not require collateral on accounts receivable, as many of its customers are large, well-established companies. The Company has not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic area.

The Company markets and sells to a relatively small number of customers with individually large value transactions. At December 31, 2008, one (2007: nil) customer accounted for more than 10% of accounts receivable. This customer was one of a group of large, established semiconductor companies that accounted for over 80% of the year-end accounts receivable balance, where the risk of default on monies owed was deemed negligible. All monies owed from this customer in respect of the amounts due at December 31, 2008 have been paid after year-end. The Company performs credit checks on all customers (other than those paying in advance) in order to assess their credit-worthiness and ability to pay its invoices as they become due. As such, the balance of accounts receivable not owed by the large semiconductor companies is still deemed by management to be of low risk of default due to the nature of the checks performed on them, and accordingly a relatively small allowance against these receivables is in place to cover this low risk of default.

No credit limits were exceeded during the reporting period and management does not expect any losses from non-performance by these counterparties.

Liquidity risk

The Company’s policy is to maintain balances of cash, cash equivalents, short-term investments and short-term marketable securities, such that highly liquid resources exceed the Company’s projected cash outflows at all times. Surplus funds are placed on fixed- or floating-rate deposits depending on the prevailing economic climate at the time (with reference to forward interest rates) and also on the required maturity of the deposit (as driven by the expected timing of the Company’s cash receipts and payments over the short- to medium-term).

Management monitors rolling forecasts of the Company’s liquidity reserve (comprising an undrawn borrowing facility, and cash and cash equivalents) on the basis of expected cash flow. This is carried out at both a local and a Company level – although only the parent company has access to the borrowing facility.

The table below analyzes the Company’s financial liabilities which will be settled on a net basis into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

	Less than six months £000	Between six months and one year £000
At December 31, 2008: Accounts payable	6,953	−
Other liabilities	3,411	−
At December 31, 2007: Accounts payable	2,230	–

The table below analyzes the Company’s derivative financial instruments which will be settled on a gross basis into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

	Less than three months 000s	Over three months but less than six months 000s	Between six months and one year 000s
Forward foreign exchange contracts – held-for-trading at December 31, 2008
Outflow	$94,000	$6,000	−
Inflow	£59,510	£4,095	−
Foreign exchange options – held-for-trading at December 31, 2008
Outflow (maximum)	$44,300	$42,000	$58,000
Inflow (maximum)	£25,704	£24,488	£35,379
Forward foreign exchange contracts – held-for-trading at December 31, 2007
Outflow	$34,000	–	–
Inflow	£16,772	–	–
Foreign exchange options – held-for-trading at December 31, 2007
Outflow (maximum)	$34,000	$36,000	$75,000
Inflow (maximum)	£17,210	£18,152	£38,077

Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. The capital structure of the Group consists of cash, cash equivalents, short-term investments and marketable securities and capital and reserves attributable to equity holders of the Company, as disclosed in note 20 and the consolidated statement of changes in shareholders’ equity.

In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, sell assets to raise cash or take on debt.

Between 2004 and 2007, the Company’s strategy was to increase its balance sheet efficiency by reducing its cash balance via returning cash to shareholders through a progressive dividend policy and a rolling share buyback program. While the Company intends to further increase balance sheet efficiency over time, in 2008, recognizing the uncertain macroeconomic environment, the net cash balance was increased from £51.3 million at the start of the year to £78.8 million at the year-end. Notwithstanding this, the share buyback program continued during the year and the dividend was increased by 10%. The capital structure is continually monitored by the Company.

During the year, the Company entered into a £50 million revolving credit facility providing the Company access to funds for any corporate purpose. The Company did not drawdown on this facility (or the previous £100 million facility) at any time during the year, and the facility was undrawn at the balance sheet date. Any drawn amounts accrue interest at a LIBOR-plus rate while there is a nominal charge for the undrawn portion. Furthermore, the facility requires the Company to adhere to various financial covenants relating to EBITDA multiples and interest cover; the Company adhered to all covenants during the year.

Fair value of currency exchange contracts

The fair value of currency exchange contracts is estimated using the settlement rates. The estimation of the fair value of the liability in respect of currency exchange contracts is £18,457,000 at December 31, 2008 (2007: £496,000). The increase in 2008 is due to the mix of contracts, settlement rates and currency volatility but predominantly due to the significant strengthening of the US dollar during the second half of 2008, resulting in the year-end USD/GBP spot rate being lower than the majority of settlement rates. The resulting loss on the movement of the fair value of currency exchange contracts is recognized in the income statement under general and administrative expenses, as shown below:

	2006 £000	2007 £000	2008 £000
Gain/(Loss) in income statement	2,147	(935)	(17,961)

1d Critical accounting estimates and judgments

The preparation of financial statements in accordance with generally accepted accounting principles requires the directors to make critical accounting estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates and judgments are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Impairment of goodwill

The Company tests goodwill for impairment at least annually. This requires an estimation of the value in use of the cash generating units (CGUs) to which goodwill is allocated. As discussed in detail in note 16, estimating the value in use requires the Company to make an estimate of the expected future cash flows from the CGUs and also to choose a suitable discount rate in order to calculate the present values of those cash flows.

Revenue recognition

Revenue from the sale of license agreements which are designed to meet the specific requirements of each customer is recognized on a percentage-of-completion method basis. Use of this method requires the directors to estimate the total project resource requirement and also any losses on uncompleted contracts.

Provisions for income taxes

The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Provision for impairment of trade receivables

The Company assesses trade receivables for impairment which requires the directors to estimate the likelihood of payment forfeiture by customers.

Legal settlements and other contingencies

Determining the amount to be accrued for legal settlement requires the directors to estimate the committed future legal and settlement fees that the Company is expecting to incur. Where suits are filed against the Company for infringement of patents, the directors assess the extent of any potential infringement based on legal advice and written opinions received from external counsel and then estimate the level of accrual required.

Contingent consideration for an acquisition is recognized as part of the purchase consideration if the contingent conditions are expected to be satisfied. This requires the directors to estimate the acquiree’s future financial performance, typically more than one year post-acquisition.

2      Segmental reporting

At December 31, 2008, the Company was organized on a worldwide basis into three main business segments:

Processor Division (PD), encompassing those resources that are centered around microprocessor cores, including specific functions such as graphics IP, fabric IP, embedded software and configurable digital signal processing IP.

Physical IP Division (PIPD), concerned with the building blocks necessary for translation of a circuit design into actual silicon.

Systems Design Division (SDD), focused on the tools and models used to create and debug software and system-on-chip (SoC) designs.

This is based upon the Company’s internal organization and management structure and is the primary way in which the board of directors is provided with financial information. Whilst revenues are reported into four main revenue streams (namely licensing, royalties, development systems and services), the costs, operating results and balance sheets are only analyzed into these three divisions.

In 2007, the Company early-adopted IFRS 8, “Operating segments.” This supersedes IAS 14, “Segmental reporting,” under which segments were identified and reported on risk and return analysis. Under IFRS 8, segments are reported based on internal reporting, bringing segment reporting in line with the requirements of US standard FAS 131. For the Company, the impact of this is purely presentational – as under IAS 14, the Company’s business segments were still defined as PD, PIPD and SDD.

The acquisition of Logipard in 2008 was allocated to PD. Goodwill has also been allocated to PD.

The following analysis is of revenues; operating costs; investment income; interest payable; profit/(loss) before tax, tax; profit/(loss) after tax; depreciation; amortization of other intangible assets; share-based payment costs; capital expenditure; total assets and liabilities; net assets and goodwill for each segment and the Company in total.

Business segment information

Year ended December 31, 2008	Processor Division £000	Physical IP Division £000	Systems Design Division £000	Unallocated £000	Company £000
Segmental income statement
Revenue	221,354	46,432	31,148	−	298,934
Operating costs	(112,079)	(73,173)	(38,189)	(15,550)	(238,991)
Investment income	−	−	−	3,297	3,297
Interest payable	−	−	−	(51)	(51)
Profit/(loss) before tax	109,275	(26,741)	(7,041)	(12,304)	63,189
Tax	−	−	−	(19,597)	(19,597)
Profit/(loss) for the year	109,275	(26,741)	(7,041)	(31,901)	43,592
Segmental balance sheet
Total assets	235,899	463,302	32,136	116,846	848,183
Total liabilities	(41,696)	(20,192)	(10,617)	(35,335)	(107,840)
Net assets	194,203	443,110	21,519	81,511	740,343
Other segmental items
Depreciation	2,740	1,496	934	−	5,170
Amortization of other intangible assets	2,692	16,187	2,903	−	21,782
Share-based payments cost	8,937	3,698	2,774	−	15,409
Capital expenditure	3,444	4,466	810	−	8,720
Goodwill	143,649	407,940	16,255	−	567,844

Year ended December 31, 2007	Processor Division £000	Physical IP Division £000	Systems Design Division £000	Unallocated £000	Company £000
Segmental income statement
Revenue	187,829	43,418	27,913	–	259,160
Operating costs	(113,901)	(62,799)	(43,006)	240	(219,466)
Investment income	–	–	–	5,459	5,459
Interest payable	–	–	–	(57)	(57)
Profit/(loss) before tax	73,928	(19,381)	(15,093)	5,642	45,096
Tax	–	–	–	(9,846)	(9,846)
Profit/(loss) for the year	73,928	(19,381)	(15,093)	(4,204)	35,250
Segmental balance sheet
Total assets	171,653	358,292	32,160	80,839	642,944
Total liabilities	(33,562)	(14,443)	(10,307)	(5,470)	(63,782)
Net assets	138,091	343,849	21,853	75,369	579,162
Other segmental items
Depreciation	2,756	1,800	936	–	5,492
Amortization of other intangible assets	2,623	15,117	3,675	–	21,415
Share-based payments cost	10,575	3,356	2,855	–	16,786
Capital expenditure	3,161	1,336	947	–	5,444
Goodwill	107,265	302,050	11,520	–	420,835

Year ended December 31, 2006	Processor Division £000	Physical IP Division £000	Systems Design Division £000	Unallocated £000	Company £000
Segmental income statement
Revenue	180,426	53,996	28,832	–	263,254
Operating costs	(116,076)	(67,219)	(40,503)	4,522	(219,276)
Investment income	–	–	–	6,758	6,758
Profit on disposal of available-for-sale investment	–	–	–	5,270	5,270
Profit/(loss) before tax	64,350	(13,223)	(11,671)	16,550	56,006
Tax	–	–	–	(7,850)	(7,850)
Profit/(loss) for the year	64,350	(13,223)	(11,671)	8,700	48,156
Segmental balance sheet
Total assets	171,160	383,039	33,617	156,371	744,187
Total liabilities	(38,647)	(21,265)	(11,727)	(11,622)	(83,261)
Net assets	132,513	361,774	21,890	144,749	660,926
Other segmental items
Depreciation	2,775	1,300	1,210	–	5,285
Amortization of other intangible assets	1,870	15,735	3,836	–	21,441
Share-based payments cost	10,114	4,882	2,441	–	17,437
Capital expenditure	9,396	6,768	3,107	–	19,271
Goodwill	108,866	307,054	11,759	–	427,679

There are no inter-segment revenues. Unallocated operating costs are foreign exchange revaluation on monetary items, including cash and cash equivalents. Unallocated assets and liabilities include: cash and cash equivalents; short-term investments and marketable securities; some deferred tax balances; current tax and VAT. Capital expenditure comprises additions to property, plant and equipment and other intangible assets, including additions resulting from acquisitions through business combinations.

The results of each segment have been prepared using accounting policies consistent with those of the Company as a whole.

Geographical information

The Company manages its business segments on a global basis. The operations are based in three main geographical areas. The United Kingdom is the home country of the parent. The main operations in the principal territories are as follows:

•	Europe

•	United States

•	Asia Pacific

Analysis of revenue by destination*:

	2006 £000	2007 £000	2008 £000
United States	92,058	96,140	90,648
Japan	40,303	41,868	54,561
Taiwan	29,531	28,358	26,746
South Korea	20,658	22,664	33,472
Netherlands	16,608	14,743	16,410
British Virgin Islands	–	8,544	15,985
Rest of Europe	26,138	27,911	35,074
Rest of North America	19,136	5,211	6,370
Rest of Asia Pacific	18,822	13,721	19,668
	263,254	259,160	298,934

*	Destination is defined as the location of ARM’s customers.

The Company’s exports from the United Kingdom were £281.1 million, £217.0 million and £195.9 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Analysis of revenue by origin:

	2006 £000	2007 £000	2008 £000
Europe*	198,386	215,371	286,299
United States	63,028	42,115	12,181
Asia Pacific	1,840	1,674	454
	263,254	259,160	298,934

*	Includes the United Kingdom which had total revenues of £284.6 million in 2008 (2007: £213.9 million, 2006: £195.5 million).

Analysis of revenue by revenue stream:
	2006 £000	2007 £000	2008 £000
Licensing	110,548	110,663	103,506
Royalties	107,814	104,150	147,728
Services	16,060	16,434	16,552
Development systems	28,832	27,913	31,148
	263,254	259,160	298,934

Analysis of non-current assets (excluding deferred tax assets, goodwill and other intangible assets):
	2006 £000	2007 £000	2008 £000
Europe*	13,045	13,885	8,278
United States	3,614	2,827	8,502
Asia Pacific	1,166	1,891	2,411
	17,825	18,603	19,191

*	Includes the United Kingdom which had non-current assets (excluding deferred tax assets, goodwill and other intangible assets) of £7.8 million in 2008 (2007: £13.6 million, 2006: £12.8 million).

3           Recognized income and expense

	2006 £000	2007 £000	2008 £000
Movement on tax arising on share options	4,182	2,212	(1,030)
Gain/(loss) on revaluation of publicly-traded available-for-sale investments, net of tax of £84,000 (2007: £146,000, 2006: £477,000)	(1,090)	330	(71)
Foreign exchange difference on consolidation	(79,359)	(8,126)	164,369
Total loss recognized directly in equity for the year	(76,267)	(5,584)	163,268
Profit for the year	48,156	35,250	43,592
Total recognized income for the year	(28,111)	29,666	206,860

All activities relate to continuing operations. All of the total recognized profit for the year is attributable to the equity holders of the parent.

4           Key management compensation and directors’ emoluments

Key management compensation

The directors are of the opinion that the key management of the Company comprises the executive and non-executive directors of ARM Holdings plc together with the Executive Committee (comprising all directors of ARM Limited and certain senior management). These persons have authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly. The Executive Committee was established during 2008, with key management in 2007 being purely the directors of ARM Holdings plc and ARM Limited. Comparatives for 2007 below have not been restated for the enlarged group of key management. At December 31, 2008, key management comprised 21 people (2007: 17).

The aggregate amounts of key management compensation are set out below:

	2006 £000	2007 £000	2008 £000
Salaries and short-term employee benefits	4,170	3,858	5,756
Share-based payments	4,213	3,768	3,114
Group pension contributions to money purchase schemes	206	237	312
	8,589	7,863	9,182

Directors’ emoluments

The aggregate emoluments of the directors of the Company are set out below:

	2006 £000	2007 £000	2008 £000
Aggregate emoluments in respect of qualifying services	3,254	2,868	3,602
Aggregate Group pension contributions to money purchase schemes	163	171	194
Aggregate gains on exercise of share options	3,804	2,309	12
Aggregate amounts receivable under the Long Term Incentive Plan	2,876	–	635
	10,097	5,348	4,443

Detailed disclosures of directors’ emoluments are shown in Item 6 Directors’ emoluments. Details of directors’ interests in share options and awards are shown in Item 6 Share Ownership.

5           Employee information

The average number of persons, including executive directors, employed monthly by the Company during the year was:

	2006 Number	2007 Number	2008 Number
By segment
Processor Division	850	801	834
Physical IP Division	417	527	532
Systems Design Division	205	373	345
	1,472	1,701	1,711

	2006 Number	2007 Number	2008 Number
By activity
Research and development	961	1,163	1,115
Sales and marketing	302	312	350
General and administrative	209	226	246
	1,472	1,701	1,711

	2006 £000	2007 £000	2008 £000
Staff costs (for the above persons)
Wages and salaries	83,007	86,277	96,893
Share-based payments (note 23)	17,437	16,786	15,409
Social security costs	8,480	9,603	10,698
Other pension costs	3,840	4,327	4,594
	112,764	116,993	127,594

6      Profit before tax: analysis of expenses by nature

The following items have been charged/(credited) to the income statement in arriving at profit before tax:

	2006 £000	2007 £000	2008 £000
Staff costs, including share-based payments (note 5)	112,764	116,993	127,594
Cost of inventories recognized as an expense (included in cost of sales)	4,951	3,903	3,522
Depreciation of property, plant and equipment – owned assets (note 15)	5,285	5,492	5,170
Amortization of other intangible assets (note 17):
Cost of sales	310	400	463
Research and development	9,791	10,201	10,854
Sales and marketing	9,351	8,653	8,074
General and administrative	1,989	2,161	2,391
Impairment of available-for-sale investments	−	2,100	−
Profit on disposal of available-for-sale investment	(5,270)	−	−
Loss on disposal of property, plant and equipment	63	317	36
Other operating lease rentals payable
Plant and machinery	13,398	11,973	12,075
Property	5,402	5,585	6,960
Accounts receivables impairment (including movement in provision)	932	215	3,702
Amortization of government grants	(467)	−	−
Foreign exchange losses/(gains) (including movement on embedded derivatives)	(4,522)	(1,640)	3,032

Services provided by the Company’s auditor and its associates

During the year the Company (including its overseas subsidiaries) obtained the following services from the Company’s auditor and its associates:

	2006 £000	2007 £000	2008 £000
Fees payable to the Company’s auditor for the audit of the Company and consolidated financial statements	320	399	294
Fees payable to the Company’s auditor and its associates for other services:
The audit of the Company’s subsidiaries pursuant to legislation	222	296	247
Services pursuant to section 404 of the Sarbanes-Oxley Act	533	649	255
Other services pursuant to legislation	79	47	52
Tax services	861	302	364
All other services	90	129	430
	2,105	1,822	1,642

*	Included within the 2007 costs are fees of £255,000 incurred in relation to the Company’s initial compliance with section 404 of the Sarbanes-Oxley Act.

Fees payable to other major firms of accountants for non-audit services for 2008 amount to £1,794,000 (2007: £1,449,000, 2006: £1,466,000).

7      Tax

Analysis of charges in the year:

	2006 £000	2007 £000	2008 £000
Current tax	15,192	14,489	24,751
Deferred tax	(7,342)	(4,643)	(5,154)
Taxation	7,850	9,846	19,597

Analysis of tax on items charged to equity:

	2006 £000	2007 £000	2008 £000
Deferred tax credit on available-for-sale investments	1,327	146	84
Deferred tax charge on outstanding share options	399	2,085	1,838
Current tax benefit on share options	3,783	(4,297)	(808)

The tax for the year is different to the standard rate of corporation tax in the United Kingdom as explained below:

	2006 £000	2007 £000	2008 £000
Profit before tax	56,006	45,096	63,189
Profit before tax multiplied by rate of corporation tax in the UK of 28.5% (2007: 30%)	16,802	13,529	18,009
Effects of:
Adjustments to tax in respect of prior years	1,220	(838)	(707)
Adjustments in respect of foreign tax rates	613	(895)	1,174
Research and development tax credits	(2,879)	(5,170)	(5,424)
Permanent differences – foreign exchange	(7,558)	(84)	279
Permanent differences – other*	(5,951)	(2,726)	1,979
Movements in deferred tax assets relating to losses	3,394	4,824	(1,786)
Foreign withholding tax	2,450	912	2,551
Amortization of other intangible assets	(1,546)	(1,359)	(1,524)
Change in accounting policy relating to provisions for sabbaticals	(23)	−	−
Timing differences in respect of share-based payments	1,415	599	3,170
Other differences	(87)	1,054	1,876
Total taxation	7,850	9,846	19,597

*	Includes expenditure disallowable for tax purposes and benefits resulting from restructuring following the acquisition of Artisan.

Deferred tax

Deferred tax is calculated in full on temporary differences under the liability method using a tax rate relevant to each tax jurisdiction.

The movement on the deferred tax account is shown below:

	2006 £000	2007 £000	2008 £000
At January 1	4,440	14,916	17,598
Profit and loss credit	7,342	4,643	5,154
Adjustment in respect of share-based payments	399	(1,837)	(1,838)
Exchange differences	340	22	3,404
Available-for-sale investments	1,327	(146)	(84)
Change in accounting policy relating to provisions for sabbaticals	971	−	−
Transfer to current tax liabilities	757	−	−
Recognition of pre-acquisition losses	687	−	−
Amount acquired with subsidiary undertakings	(1,347)	−	(1,394)
At December 31	14,916	17,598	22,840

Deferred tax assets have been partially recognized in respect of tax losses and other temporary differences giving rise to deferred tax assets because it is not probable that the unrecognized portion of these assets will be recovered. The amount of deferred tax assets unrecognized at December 31, 2008 is £8,617,000 (2007: £9,574,000).

No deferred tax has been recognized in respect of a further £16.2 million (2007: £31.7 million) of unremitted earnings of overseas subsidiaries because the Company is in a position to control the timing of the reversal of the differences and either it is possible that such differences will not reverse in the foreseeable future or no tax is payable on the reversal.

The movements in deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction as permitted by IAS 12, “Income Taxes”) during the year are shown below. Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the net balances.

Deferred tax assets

	Amounts relating to share-based payments £000	Temporary difference on available- for-sale investments £000	Temporary differences relating to fixed assets £000	Tax losses and R&D tax credits carried forward £000	Non- deductible reserves £000	Total £000
At January 1, 2008	14,664	678	4,606	2,669	8,553	31,170
Reclassification	(6,479)	−	−	6,479	−	−
Profit and loss (charge)/credit	(1,197)	−	2,700	(1,297)	1,051	1,257
Available-for-sale investments	−	(84)	−	−	−	(84)
Movement on deferred tax arising on outstanding share options	(1,838)	−	−	−	−	(1,838)
Exchange differences	−	−	−	6,223	−	6,223
At December 31, 2008 (prior to offsetting)	5,150	594	7,306	14,074	9,604	36,728
Offsetting of deferred tax liabilities						(12,665)
At December 31, 2008 (after offsetting)						24,063
At January 1, 2007	13,315	231	5,244	13,626	3,878	36,294
Profit and loss (charge)/credit	3,186	593	(638)	(10,752)	4,675	(2,936)
Available-for-sale investments	–	(146)	–	–	–	(146)
Movement on deferred tax arising on outstanding share options	(1,837)	–	–	–	–	(1,837)
Exchange differences	–	–	–	(205)	–	(205)
At December 31, 2007 (prior to offsetting)	14,664	678	4,606	2,669	8,553	31,170
Offsetting of deferred tax liabilities						(11,937)
At December 31, 2007 (after offsetting)						19,233

Deferred tax liabilities

	Amounts relating to intangible assets arising on acquisition £000	Other £000	Total £000
At January 1, 2008	13,572	−	13,572
Acquired with subsidiary (Logipard)	1,394	−	1,394
Movement in respect on amortization of intangible assets	(7,341)	−	(7,341)
Other short-term differences	−	3,444	3,444
Exchange differences	2,819	−	2,819
At December 31, 2008 (prior to offsetting)	10,444	3,444	13,888
Offsetting of deferred tax assets			(12,665)
At December 31, 2008 (after offsetting)			1,223
At January 1, 2007	21,378	–	21,378
Movement in respect on amortization of intangible assets	(7,579)	–	(7,579)
Exchange differences	(227)	–	(227)
At December 31, 2007 (prior to offsetting)	13,572	–	13,572
Offsetting of deferred tax assets			(11,937)
At December 31, 2007 (after offsetting)			1,635

The deferred tax liability due after more than one year prior to offsetting is £5,025,000 (2007: £7,213,000).

8      Dividends

	2006 £000	2007 £000	2008 £000
Final 2005 paid at 0.50 pence per share	6,918	–	–
Interim 2006 paid at 0.40 pence per share	5,449	–	–
Final 2006 paid at 0.60 pence per share	−	8,013	−
Interim 2007 paid at 0.80 pence per share	−	10,534	−
Final 2007 paid at 1.20 pence per share	−	−	15,267
Interim 2008 paid at 0.88 pence per share	−	−	11,116

In addition, the directors are proposing a final dividend in respect of the financial year ended December 31, 2008 of 1.32 pence per share which will absorb an estimated £16.6 million of shareholders’ funds. It will be paid on May 20, 2009 to shareholders who are on the register of members on May 1, 2009.

9      Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the ESOP and treasury stock which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Company had two categories of dilutive potential ordinary shares during the year: those being share options granted to employees and directors where the exercise price is less than the average market price of the Company’s ordinary shares during the year and the awards made under the Company’s Restricted Stock Unit (RSU), Deferred Annual Bonus Plan (DAB) and Long Term Incentive Plan (LTIP) schemes. For 2008, 2007 and 2006 no shares that were allocated for awards under the LTIP were included in the diluted EPS calculation as the performance criteria could not be measured until the conclusion of the performance period.

Reconciliations of the earnings and weighted average number of shares used in the calculations are shown on the face of the income statement.

10   Cash and cash equivalents

	2007 £000	2008 £000
Cash at bank and in hand	8,162	48,997
Short-term bank deposits	41,347	27,505
	49,509	76,502

The effective interest rate on short-term deposits outstanding at year-end was 3.6% (2007: 5.6%) and these deposits had an average maturity of 38 days (2007: 11 days).

Short-term marketable securities. There is a readily available market for these investments. Unrealized gains and losses on these investments are recognized directly in equity via the revaluation reserve. The Company recognizes an impairment charge when the decline in fair value below cost is judged to be other than temporary. At December 31, 2008 and 2007, the fair value was equal to cost.

Cash and cash-equivalents. The carrying amount approximates to fair value because of the short-term maturity of these instruments being no greater than three months.

11    Accounts receivable

	2007 £000	2008 £000
Trade debtors (including receivables from related parties – see note 27)	45,249	60,732
Less: Provision for impairment of trade debtors	(1,504)	(1,744)
Trade debtors, net	43,745	58,988
Amounts recoverable on contracts	24,487	17,926
Current accounts receivable	68,232	76,914

Movements in the Company’s provision for impairment of trade receivables are as follows:

	2006 £000	2007 £000	2008 £000
At January 1	(2,173)	(2,556)	(1,504)
Charged to income statement	(932)	(215)	(641)
Utilized/reclassification	377	1,253	430
Foreign exchange	172	14	(29)
At December 31	(2,556)	(1,504)	(1,744)

The other classes within current accounts receivable do not contain impaired assets. See also note 19 for further disclosure regarding the credit quality of the Company’s gross trade receivables.

12    Prepaid expenses and other assets

	2007 £000	2008 £000
Other receivables	2,033	9,402
Prepayments and accrued income	11,056	13,732
Current prepaid expenses and other assets	13,089	23,134
Plus: non-current prepayments and accrued income	2,860	2,102
Total prepaid expenses and other assets	15,949	25,236

13    Inventories

	2007 £000	2008 £000
Finished goods	2,673	2,219
Less: Provision for obsolescence of inventories	(334)	(247)
	2,339	1,972

14    Available-for-sale financial assets

	Short-term investments £000	Short-term marketable securities £000	Listed short-term investments £000	Total £000
At January 1, 2008	232	1,582	1,180	2,994
Net cash invested in the year	233	−	−	233
Disposals	−	−	(1,180)	(1,180)
Revaluation through equity	−	(285)	−	(285)
Exchange differences	6	519	−	525
At December 31, 2008	471	1,816	−	2,287
	Short-term investments £000	Short-term marketable securities £000	Listed short-term investments £000	Total £000
At January 1, 2007	18,600	19,151	–	37,751
Reclassification from long-term investments	–	–	1,885	1,885
Net cash maturing in the year	(18,363)	(17,395)	–	(35,758)
Impairment charge to income statement	–	–	(1,174)	(1,174)
Revaluation through equity	–	7	469	476
Exchange differences	(5)	(181)	–	(186)
At December 31, 2007	232	1,582	1,180	2,994

	Other long-term investments £000	Total £000
Net book value
At January 1, 2008	3,701	3,701
Additions	1,029	1,029
Disposals	(4,813)	(4,813)
Exchange differences	1,250	1,250
At December 31, 2008	1,167	1,167

	Listed long-term investments £000	Other long-term investments £000	Total £000
Net book value
At January 1, 2007	1,885	1,970	3,855
Reclassification to short-term investments	(1,885)	–	(1,885)
Additions	–	2,657	2,657
Impairment charge to income statement	–	(926)	(926)
At December 31, 2007	–	3,701	3,701

Investments in listed companies

The fair value of listed investments is determined with reference to prices quoted on the relevant exchange at the balance sheet date. The Company had no listed investments at December 31, 2008, following the disposal of its investment in Superscape Group plc during the year. The cost and market value of Superscape at December 31, 2007 were £2,652,000 and £1,180,000 respectively.

Other long-term investments

Those unlisted companies in which the Company has invested are early-stage development enterprises, which are generating value for shareholders through research and development activities, and most do not currently report profits. The directors do not consider it possible to estimate with precision the fair value of the Company’s investments in these companies (carrying value at December 31, 2008: £1,167,000; 2007: £3,701,000) as they are, by definition, not traded on an organized market and are unique in their activities. However, based on recent fundraising transactions by these companies and, where possible, following review of relevant financial information prepared by the companies, the directors are of the opinion that the fair value of these investments approximates to carrying value. Provisions have been made against other investments to reflect any impairment in value.

Included in other investments are the Company’s less than 1% investment in the share capital of Palmchip Corporation (a private fabless chip company based in California); a less than 1% investment in the share capital of Pixim Inc. (also a private fabless chip company based in California); a 1.4% holding in Reciva Limited (an internet radio company based in the United Kingdom); and a minority holding in Embest Info & Tech Co. Ltd (a niche developer of embedded hardware and software based in China). The Company also has an investment in the preference share capital of CoWare Inc. (a company which develops system-on-chip software for a wide range of applications); and an investment in the preference shares of Luminary Micro Inc. (a private fabless semiconductor company based in Texas which develops pioneering ARM architecture-based SoC products). Neither investment in CoWare or Luminary confers any voting rights.

In 2007, the Company invested $5,000,000 (£2,534,000) in W&W Communications Inc. (an unlisted US company) by way of an interest-bearing convertible loan note; and a further $2,000,000 (£1,029,000) during 2008. W&W was acquired in December 2008, at which time the loan notes were repaid including the accrued interest. The exchange gain noted in the above table results from this US dollar denominated loan note.

Available-for-sale financial assets include the following:

	2007 £000	2008 £000
Listed equity securities – United Kingdom	1,180	−
Short-term investments – Korea	232	471
Unlisted short-term marketable securities – United States	1,582	1,816
Total current financial assets	2,994	2,287
Unlisted equity securities – United Kingdom	50	50
Unlisted equity securities – China	123	123
Unlisted equity securities – United States	994	994
Convertible loan notes – United States	2,534	−
Total non-current financial assets	3,701	1,167
Total financial assets	6,695	3,454

Available-for-sale financial assets are denominated in the following currencies:

	2007 £000	2008 £000
Sterling	2,347	1,167
US dollars	4,116	1,816
Korean won	232	471
Total financial assets	6,695	3,454

15    Property, plant and equipment

	Freehold buildings £000	Leasehold improvements £000	Computer equipment £000	Fixtures, fittings and motor vehicles £000	Assets under construction £000	Total £000
Cost
At January 1, 2008	190	15,837	17,078	3,878	758	37,741
Additions	−	4,169	2,777	1,131	7	8,084
Transfers	−	409	174	175	(758)	−
Acquisitions	−	18	17	86	−	121
Disposals	−	(1,967)	(986)	(170)	−	(3,123)
Exchange differences	−	1,107	2,629	1,027	(7)	4,756
At December 31, 2008	190	19,573	21,689	6,127	−	47,579
Aggregate depreciation
At January 1, 2008	72	14,561	11,546	2,226	−	28,405
Charge for the year	7	663	3,748	752	−	5,170
Disposals	−	(1,965)	(961)	(161)	−	(3,087)
Exchange differences	−	361	1,885	648	−	2,894
At December 31, 2008	79	13,620	16,218	3,465	−	33,382
Net book value At December 31, 2008	111	5,953	5,471	2,662	−	14,197

	Freehold buildings £000	Leasehold improvements £000	Computer equipment £000	Fixtures, fittings and motor vehicles £000	Assets under construction £000	Total £000
Cost
At January 1, 2007	190	18,054	18,445	4,676	–	41,365
Additions	–	609	2,692	618	742	4,661
Disposals	–	(2,979)	(4,194)	(1,433)	–	(8,606)
Exchange differences	–	153	135	17	16	321
At December 31, 2007	190	15,837	17,078	3,878	758	37,741
Aggregate depreciation
At January 1, 2007	64	16,266	11,805	2,934	–	31,069
Charge for the year	8	1,032	3,804	648	–	5,492
Disposals	–	(2,761)	(4,161)	(1,371)	–	(8,293)
Exchange differences	–	24	98	15	–	137
At December 31, 2007	72	14,561	11,546	2,226	–	28,405
Net book value At December 31, 2007	118	1,276	5,532	1,652	758	9,336

16    Goodwill

£000
At January 1, 2007	427,679
Revision to consideration − KEG	(65)
Revision to consideration − KSI	(37)
Exchange differences	(6,742)
At December 31, 2007	420,835
Acquisition – Logipard	2,074
Revision to consideration – Soisic	(1,385)
Exchange differences	146,320
At December 31, 2008	567,844

During the fourth quarter of 2008, the Company tested its balance of goodwill for impairment in accordance with IAS 36, “Impairment of assets.” No impairment charge was recorded as a result of this annual impairment test.

Goodwill is allocated to the Company’s CGUs according to business segment. The carrying amounts of goodwill by CGU at December 31, 2008 are summarized below:

	Processor Division £000	Physical IP Division £000	Systems Design Division £000	Company £000
Goodwill relating to Artisan	130,115	407,940	–	538,055
Goodwill relating to Falanx	9,400	–	–	9,400
Goodwill relating to Axys	–	–	8,308	8,308
Goodwill relating to KEG and KSI	–	–	7,916	7,916
Goodwill relating to Logipard	2,074	−	−	2,074
Goodwill relating to other acquisitions	2,060	–	31	2,091
Goodwill at 31 December 2008	143,649	407,940	16,255	567,844
Goodwill at 31 December 2007	107,265	302,050	11,520	420,835

The recoverable amount for each CGU has been measured based on a value-in-use calculation.

Processor Division (PD)

The Processor Division encompasses those resources that are centered around microprocessor cores, including specific functions such as graphics IP, fabric IP, embedded software IP and configurable digital signal processing (DSP) IP.

The key assumptions in the value-in-use calculations were:

Period over which the directors have projected cash flows. A ten-year forecast period is used with an assumed terminal growth rate after 2018 of 3% per annum. It is considered appropriate to use a ten-year forecast period to properly reflect the period over which the benefits of the acquisition of Artisan to the Processor Division are expected to accrue.

Forecast revenue growth. Revenue is forecast to grow by an amount consistent with the Company’s five-year plan as well as analysts’ expectations. These have proved to be reliable guides in the past and the directors believe that these estimates are appropriate.

Revenue attributable to the benefits afforded by owning the PIPD unit. The directors believe that revenue will accrue to the Processor Division as a result of the ownership of the Physical IP Division for the following reasons:

•
The development of faster and more power-efficient microprocessors as a result of collaboration between PD and PIPD engineering teams. This is expected to generate more PD licensing deals at higher prices;

•	The potential for PD to win more microprocessor licensing business as a result of ARM being able to offer both processor and physical IP in-house; and

•	The improvement in PD operating margins as a result of being able to transfer a number of engineering tasks to the Bangalore design center acquired with Artisan.

Operating margins. Operating margins have been assumed to remain consistent with current operating margins over the period of the calculation.

Discount rate. Future cash flows are discounted in line with ARM’s estimated weighted average cost of capital of approximately 10% pre-tax.
The directors are confident that the amount of goodwill allocated to the Processor Division is appropriate and that the assumptions used in estimating its fair value are appropriate. While it is conceivable that a key assumption in the calculation could change, the directors believe that no reasonably foreseeable changes to key assumptions would result in an impairment of goodwill, such is the margin by which the estimated fair value exceeds the carrying value.

Physical IP Division (PIPD)

The Physical IP Division is concerned with the building blocks necessary for translation of a circuit design into actual silicon.

The key assumptions in the value-in-use calculations were:

Period over which the directors have projected cash flows. A ten-year forecast period is used with an assumed terminal growth rate after 2018 of 3% per annum. It is considered appropriate to use a ten-year forecast period to properly reflect the period over which the benefits of the acquisition of Artisan are expected to accrue. It is expected that it will take between four and seven years from acquisition before a meaningful proportion of ARM’s larger semiconductor Partners are licensing some of their physical IP technology needs from the Company, with royalties being generated from these licenses a further two to four years later, i.e. a total period of six to 11 years. Further, the Company’s experience in PD indicates that the base of licenses grows gradually over time as licensees outsource an increasing proportion of their physical IP needs, with royalties, which are a function of the cumulative licensing base, increasing accordingly.

Forecast revenue growth. Although revenue growth is not forecast in 2009 due to the current global macroeconomic environment, thereafter revenue is expected to grow by approximately 18% per annum on average for the next five years, falling to 8% per annum by 2018, reflecting the uncertainty of forecasting revenues in the years further in the future. In assessing the appropriate valuation of Artisan in 2004, the directors assumed revenue growth of approximately 20% per annum was achievable in the Artisan stand-alone business based on process geometry shrinks bringing more licensing opportunities across a broader range of foundries and based on the significant increase in the usage of Artisan IP in 2003 and 2004 which is now contributing to royalty growth.

License revenues decreased by 18% year-on-year in 2008, with the order backlog at the end of the year being approximately 9% down on the level at the beginning of the year. Royalty revenue was up 24%. During 2008, a significant proportion of engineering resource was deployed to accelerate the technology portfolio rather than working on the conversion of order backlog into short-term revenue. This acceleration was seen as fundamental to the long-term growth potential of PIPD. During 2008, the initial licenses of the leading-edge technology have been signed. The revenue from these licenses will be recognized in 2009. The directors believe that the investment in the technology portfolio will not only bring growth in future years to PIPD but also contribute significantly to the success of PD as the synergistic benefits of the combined technologies begin to accrue. Therefore the directors have confidence that the overall forecast growth rate attributable to PIPD is achievable.

Operating margins. Operating margins are assumed to increase gradually over time with growth towards 40% by the end of the forecast period. In 2008, PIPD’s operating margin as a stand-alone business was estimated at a loss of 3%, reflecting the additional R&D investment in order to accelerate the development of leading edge products. Margins are expected to improve significantly in future years as license revenues from leading edge products gather pace and royalties increase at effectively 100% margins. Costs are expected to grow broadly in line with license revenue growth.

This timescale is consistent with ARM’s experience in developing the processor licensing and royalty model. ARM has signed nearly 600 processor licenses over the last 18 years with less than half of these yielding royalties thus far. As royalty revenues are a function of cumulative licensing, royalty growth gathers momentum as the licensing base grows – ARM processor royalties have increased from $38 million in 2002 to $227 million in 2008.

Discount rate. Future cash flows are discounted in line with ARM’s estimated weighted average cost of capital of approximately 10% pre-tax.

The directors are confident that the amount of goodwill allocated to PIPD and the assumptions used in estimating its fair value are appropriate.

While it is conceivable that a key assumption in the calculation could change, the directors believe that no reasonably foreseeable changes to key assumptions would result in an impairment of goodwill, such is the margin by which the estimated fair value exceeds the carrying value. The overall assessment is most sensitive to any change in the forecast revenues. Although an overall compound annual growth rate of 12% is anticipated by the directors in reaching their conclusions, an annual growth rate of just 9% would still support the carrying value of goodwill within the division.

Systems Design Division (SDD)

The Systems Design Division is concerned with the tools and models used to create and debug software and system-on-chip (SoC) designs.

The key assumptions in the value-in-use calculations were:

Period over which the directors have projected cash flows. A five-year forecast period is used with an assumed terminal growth rate after 2013 of 3% per annum. It is considered appropriate to use a five-year forecast period to properly reflect the weighted average period over which the benefits of the acquisitions of Axys, KEG and KSI are expected to accrue.

Forecast revenue growth. Revenue is forecast to grow by an amount consistent with the Company’s five-year plan as well as analysts’ expectations. These have proved to be reliable guides in the past and the directors believe that these estimates are appropriate.

Operating margins. Operating margins are assumed to grow by an amount consistent with the Company’s five-year plan.

Discount rate. Future cash flows are discounted in line with ARM’s estimated weighted average cost of capital of approximately 10% pre-tax.

The directors are confident that the amount of goodwill allocated to SDD is appropriate and that the assumptions used in estimating its fair value are appropriate. While it is conceivable that a key assumption in the calculation could change, the directors believe that no reasonably foreseeable changes to key assumptions would result in an impairment of goodwill, such is the margin by which the estimated fair value exceeds the carrying value.

17    Other intangible assets

	Software £000	Patents and licenses £000	In-process research and development £000	Developed technology £000	Existing agreements and customer relationships £000	Core technology £000	Trademarks £000	Order backlog £000	Total £000
Cost
At January 1, 2008	8,491	16,651	4,687	29,593	42,065	11,604	3,644	1,608	118,343
Additions	636	8,779	−	−	−	−	−	−	9,415
Acquisition – Logipard	−	−	130	3,163	1,684	−	−	−	4,977
Disposals	(140)	−	−	−	−	−	−	−	(140)
Exchange differences	652	−	1,680	9,067	15,013	4,156	1,305	575	32,448

	Software £000	Patents and licenses £000	In-process research and development £000	Developed technology £000	Existing agreements and customer relationships £000	Core technology £000	Trademarks £000	Order backlog £000	Total £000
At December 31, 2008	9,639	25,430	6,497	41,823	58,762	15,760	4,949	2,183	165,043
Aggregate amortization
At January 1, 2008	5,785	13,954	2,484	17,135	23,690	7,013	2,410	1,608	74,079
Charge for the year	1,718	463	1,107	7,170	7,854	2,557	913	−	21,782
Disposals	(140)	−	−	−	−	−	−	−	(140)
Exchange differences	551	−	1,153	7,274	10,489	3,107	1,091	575	24,240
At December 31, 2008	7,914	14,417	4,744	31,579	42,033	12,677	4,414	2,183	119,961
Net book value At December 31, 2008	1,725	11,013	1,753	10,244	16,729	3,083	535	−	45,082

	Software £000	Patents and licenses £000	In-process research and development £000	Developed technology £000	Existing agreements and customer relationships £000	Core technology £000	Trademarks £000	Order backlog £000	Total £000
Cost
At January 1, 2007	8,457	14,102	4,768	29,509	42,692	11,802	3,707	1,635	116,672
Additions	783	2,549	–	–	–	–	–	–	3,332
Disposals	(800)	–	–	–	–	–	–	–	(800)
Exchange differences	51	–	(81)	84	(627)	(198)	(63)	(27)	(861)
At December 31, 2007	8,491	16,651	4,687	29,593	42,065	11,604	3,644	1,608	118,343
Aggregate amortization
At January 1, 2007	4,783	13,478	1,503	10,481	15,526	4,771	1,582	1,635	53,759
Charge for the year	1,744	476	1,002	6,697	8,344	2,304	848	–	21,415
Disposals	(796)	–	–	–	–	–	–	–	(796)
Exchange differences	54	–	(21)	(43)	(180)	(62)	(20)	(27)	(299)
At December 31, 2007	5,785	13,954	2,484	17,135	23,690	7,013	2,410	1,608	74,079
Net book value At December 31, 2007	2,706	2,697	2,203	12,458	18,375	4,591	1,234	–	44,264

Refer to note 22 for the methods and significant assumptions applied in estimating the fair value of other intangible assets acquired as part of business combinations.

18    Accrued and other liabilities

	2007 £000	2008 £000
Accruals	18,721	25,806
Other taxation and social security	3,028	2,609
Other payables	6,205	7,231
	27,954	35,646

19    Financial instruments

(a) Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below:

Financial assets

	Loans and receivables £000	Assets at fair value through the income statement £000	Available- for-sale £000	Total £000
At December 31, 2008
Cash and cash equivalents	76,502	−	−	76,502
Short-term investments	−	471	−	471
Short-term marketable securities	−	1,816	−	1,816
Embedded derivatives	−	12,298	−	12,298
Trade receivables (gross of impairment provision)	60,732	−	−	60,732
Total current financial assets	137,234	14,585	−	151,819
Non-current available-for-sale investments – unlisted	−	−	1,167	1,167
Total financial assets	137,234	14,585	1,167	152,986
At December 31, 2007
Cash and cash equivalents	49,509	–	–	49,509
Short-term investments	–	232	–	232
Short-term marketable securities	–	1,582	–	1,582
Trade receivables (gross of impairment provision)	45,249	–	–	45,249
Available-for-sale investments – listed	–	–	1,180	1,180
Total current financial assets	94,758	1,814	1,180	97,752
Non-current available-for-sale investments – unlisted	–	–	3,701	3,701
Total financial assets	94,758	1,814	4,881	101,453

Financial liabilities

	2007 £000	2008 £000
Liabilities at fair value through the income statement at December 31:
Trade and other payables, excluding embedded derivatives	2,230	6,953
Currency exchange contracts	496	18,457
Embedded derivatives	220	−
Total financial liabilities	2,946	25,410

(b) Credit quality of financial assets

Trade receivables

On a quarterly basis, all trade receivables more than three months overdue are considered for impairment on a line-by-line basis. Either a provision is made or the lack thereof is justified, with review by senior members of the Company’s finance team.

	2007 £000	2008 £000
Trade receivables (gross of impairment provision):
Not yet due	31,752	42,899
Under 90 days overdue	10,402	13,074
Over 90 days but not provided for	1,591	3,015
Fully provided for	1,504	1,744
Total	45,249	60,732

As shown above, at December 31, 2008 trade receivables less than 90 days overdue amounted to £13.1 million. Of those outstanding at December 31, 2008, £9.8 million had been collected by March 26, 2009 and £1.7 million were owed by large, established customers. Similarly, receivables more than 90 days overdue and not provided for amounted to £3.0 million of which £0.7 million had been collected by March 26, 2009 and £0.4 million was owed by large, established customers. For the remainder, discussions regarding repayment are ongoing and repayment schedules have been agreed with the customers concerned. These will be monitored on a quarterly basis per the control outlined above. No further analysis has been provided here on the quality of these debts as they are not felt to pose a material threat to the Company’s future results.

Highly liquid financial assets

As at December 31, 2008, 91% (2007: 91%) of the Company’s cash and cash equivalents, short-term bank deposits and short-term marketable securities were held with institutions that had either an AA rating or, in the case of UK building societies, had over £1 billion in assets.

Derivative financial assets

As at December 31, 2007 and 2008, the Company had no derivative financial assets.

20    Called-up share capital

	2007 £000	2008 £000
Authorized
2,200,000,000 ordinary shares of 0.05 pence each (2007: 2,200,000,000)	1,100	1,100

	2007		2008
	Number of shares (000)	Value £000	Number of shares (000)	Value £000
Issued and fully paid
At January 1	1,389,908	695	1,344,056	672
Shares cancelled	(55,719)	(28)	−	−
Allotted under employee incentive schemes	9,867	5	−	−
At December 31	1,344,056	672	1,344,056	672

During 2008, the aggregate consideration received on issue of new share capital allotted under employee incentive schemes was £nil (2007: £5.5 million).

21    Own shares held

	Own share held for future cancellation £000	Treasury stock £000	ESOP £000	Total £000
At January 1, 2008	−	89,652	348	90,000
Purchase of own shares	−	40,286	−	40,286
Issuance of shares	−	(21,975)	(348)	(22,323)
At December 31, 2008	−	107,963	−	107,963
At January 1, 2007	57,897	–	348	58,245
Purchase of own shares	–	120,419	–	120,419
Appropriation for future share cancellations	8,142	–	–	8,142
Cancellation of shares	(66,039)	–	–	(66,039)
Issuance of shares	–	(30,767)	–	(30,767)
At December 31, 2007	–	89,652	348	90,000

During the year £40,286,000 (2007: £128,561,000) of shares were repurchased, representing 41.2 million (2007: 94.5 million) shares. Share repurchase transactions in respect of 55,719,000 shares carried out between May 19, 2006 and February 21, 2007 took place at a time when ARM Holdings plc (Company only) had no distributable reserves and accordingly such shares were not properly acquired in accordance with the Companies Act 1985, and were not available for re-issue or cancellation. ARM Holdings plc made an application to the Court during 2007 and cancelled these shares pursuant to a special resolution passed at the 2007 AGM.

At December 31, 2008, a total of 91.2 million shares (2007: 65.2 million) were held as Treasury stock and nil shares (2007: 1.2 million shares) were held within the ESOP. At December 31, 2008, own shares held have a nominal value of 0.05 pence (2007: 0.05 pence) and in total represent 6.8% (2007: 4.9%) of called-up share capital.

22    Acquisitions

Logipard AB

On December 16, 2008, the Company purchased the entire share capital of Logipard AB (Logipard), a video IP company incorporated in Sweden for total consideration of £5.6 million, comprising £5.5 million cash consideration and £0.1 million of related acquisition expenses. This purchase has been accounted for as an acquisition.

Logipard develops power-efficient video encode and decode acceleration technologies for the mobile and consumer markets and enables ARM to bring to market the ARM® Mali™-VE multi-standard video engine family of products. The acquisition adds world class video and imaging technology to the ARM portfolio, making ARM the only IP provider with the in-depth experience and understanding required to meet the market need for an entire range of system elements, from memory controllers, interconnect, application and embedded processors to graphics processors, video engines, physical IP and embedded firmware. For the reasons given above, combined with the ability to hire the entire workforce of Logipard and synergistic benefits that may arise, the Company paid a premium on the Logipard acquisition, giving rise to goodwill.

From the date of acquisition to December 31, 2008, the acquisition contributed under £0.1 million to revenue, and incurred a loss of under £0.1 million before interest and tax. Had the acquisition occurred at the beginning of 2008, it would not have made a material difference to the Company’s results. The acquisition did not make a material contribution to the Company’s post-acquisition net operating cash flows, tax paid or capital expenditure.

All intangible assets were recognized at their respective fair values. The residual excess over the net assets acquired is recognized as goodwill in the financial statements.

At December 31, 2008, the accounting for the Logipard acquisition was determined on a provisional basis because the fair values assigned to the acquiree’s identifiable assets and liabilities were only provisional. Any adjustments to these provisional values as a result of completing work on the fair values of assets and liabilities acquired will be recognized within 12 months of the acquisition date and will be recognized as if they had occurred as at the date of acquisition.

	Carrying value pre-acquisition £000	Provisional fair value £000
Cash and cash equivalents	16	16
Receivables and other debtors	556	556
Property, plant and equipment	121	121
Other intangible assets	153	4,977
Payables	(289)	(289)
Deferred revenue	(450)	(450)
Deferred tax liability	–	(1,394)
Net assets acquired	107	3,537
Goodwill		2,074
Consideration		5,611

Consideration satisfied by:

£000
Cash consideration paid	5,514
Expenses	97
5,611

The outflow of cash and cash equivalents on the acquisition of Logipard is calculated as follows:

£000
Cash consideration paid	5,514
Expenses paid	97
Cash acquired	(16)
Net cash outflow	5,595

The intangible assets acquired as part of the acquisition of Logipard can be analyzed as follows:

£000
In-process research and development	130
Developed technology	3,163
Customer relationships	1,684
Total	4,977

The methods and significant assumptions involved in valuing these identifiable intangible assets are described below:

In-process research and development. In-process research and development of £0.1 million reflects certain research projects that had not yet reached technological feasibility and commercial viability. The fair value assigned to in-process research and development was estimated using the discounted cash flow method with a post-tax discount rate of approximately 61%.

Developed technology. Developed technology of £3.2 million comprises internally-developed technologies. At the date of acquisition, developed technologies were complete and had reached technological feasibility. Any costs incurred in the future will relate to ongoing maintenance of the technologies and will be expensed as incurred. To estimate the fair value of the internally-developed technologies, a discounted cash flow method (specifically the income approach) was used with a post-tax discount rate of 45%. Developed technologies are being amortized over an estimated useful life of five years.

Customer relationships. The customer base of £1.7 million represented the fair value of existing customer contracts. To estimate their fair value, a discounted cash flow method, specifically the income approach, was used with reference to the terms of the contracts and management’s estimates of the level of revenue which will be generated from the customer relationships. The valuation was considered in conjunction with an asset purchase made by the Company of similar contracts with the same customers at the same time as the acquisition. A post-tax discount rate of 40% was used for the valuation. Customer relationships are being amortized over an estimated useful life of five years.

23    Share-based payments

The Company has several share option schemes currently in operation, whereby options over shares in the Company can be granted to employees and directors. The different schemes are described below, but all options are granted with a fixed exercise price equal to the market price of the shares under option at the date of grant, except for those options within the SAYE and ESPP schemes as detailed below. Furthermore, from 2006, the Company has issued Restricted Stock Units (RSUs) to employees instead of options which are actual share awards on vesting rather than options to buy shares at a fixed exercise price. While the Company reserves the right to award options to employees going forward, the majority of awards to employees will be in RSUs.

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

There are further schemes for our French and Belgian employees (the “French Scheme” and the “Belgian Scheme”). In the French Scheme, options are exercisable between four and seven years after their issue, while in the Belgian Scheme, options are exercisable from January 1 following the third anniversary after their issue, up to seven years from issue.

Upon the acquisition of Artisan in 2004, the Company assumed the share schemes of Artisan existing at acquisition. The schemes remained substantially the same as prior to the acquisition, except that the options became options to purchase shares in ARM Holdings plc instead of Artisan Components Inc. The number and value of options were amended in line with the conversion ratio as detailed in the merger agreement. The schemes assumed were the “1993 Plan,” the “1997 Plan,” the “2000 Plan,” the “2003 Plan,” the “Director Plan,” the “Executive Plan” and the “ND00 Plan.”

Under each plan, there are multiple vesting templates and vesting periods. The majority of the options were already vested upon acquisition, and the most common template was 25% vesting after one year, and then 6.25% vesting each quarter thereafter, until 100% vesting after four years. Some options vest on a monthly basis, and some vest over five years. All options lapse ten years from the date of grant.

The Company also offers savings-related share option schemes (SAYE) for all non-US employees and executive directors of the Company. The number of options granted is related to the value of savings made by the employee. The period of savings is three or five years. The option price grants for 2008 and 2007 was set at 80% of the market share price prior to the announcement of the grant, but in previous years was set at 85%, and the right to exercise normally only arises for a six-month period once the savings have been completed. In 2007, the Company commenced a new savings-related option scheme for US employees, namely the Employee Share Purchase Plan (ESPP). The number of options granted is related to the value of savings made by the employee. The period of savings is six months, with the option price being at 85% of the lower of the market share price at the beginning and end of the scheme.

The main RSU awards (to employees in all jurisdictions other than France) vest similarly to the unapproved scheme above, namely 25% on each anniversary over four years. RSU awards to our French employees vest 50% after two years, and then a further 25% after three and four years.

Additionally, the Company operates a Deferred Annual Bonus plan (DAB). Under the DAB, which is for directors and selected senior management within the Company, participants are required to defer 50% of any related annual bonus into shares on a compulsory basis. These shares will be deferred for three years, and then a further matching award will be made depending on the achievement of an EPS performance condition over that time. The Company also operates the Long Term Incentive Plan (LTIP), also for directors and selected senior management, whereby share awards are made and vest depending on the Company’s TSR performance compared to two comparator groups over the three-year performance period.

As disclosed in note 5, staff expenses arising from these share-based compensation schemes of £15.4 million (2007: £16.8 million) were charged to the income statement in the year. This is in line with the Company’s policies for recognition and measurement of the costs associated with these remuneration schemes as outlined in note 1.

The fair value of options granted was estimated on the date of grant using the Black-Scholes option pricing model, except for the ESPP whose fair value is the intrinsic value of the award at the date of vesting. The following assumptions for each option grant during 2007 and 2008 were as follows:

Grant date	Feb 16, 2008	Jun 27, 2008	Aug 16, 2008	Jun 22, 2007
Scheme	ESPP	SAYE	ESPP	SAYE
Share price at grant date	£0.9825	£0.8607	£1.1025	£1.38
Exercise price	£0.8351	£0.81	£0.8351	£1.104
Number of employees	305	325	297	208
Shares under option	1,034,055	2,871,580	1,007,592	1,065,813
Vesting period (years)	−	3–5	−	3–5
Expected volatility	−	37%-38%	−	32%–43%
Expected life (years)	−	3–5	−	3–5
Risk-free rate	−	5.0%	−	5.5%
Dividend yield	−	2.32%	−	1.45%
Fair value per option	£0.1474	£0.243–£0.302	£0.2674	£0.48–£0.65

The fair value of RSUs, LTIP and DAB awards granted was estimated on the date of grant using the Black-Scholes option pricing model. As all are share awards with no exercise price, all awards have been deemed to have an exercise price of £0.0000001 in the Black-Scholes model. The following assumptions for each grant during 2007 and 2008 were as follows:

Grant date	Feb 8, 2008	Feb 8, 2008	Feb 8, 2008	Feb 8, 2008	Jun 4, 2008
Scheme	DAB	RSU	French RSU	LTIP	RSU
Share price at grant date	£0.95	£0.95	£0.95	£0.95	£1.0297
Number of employees	31	1,516	67	38	41
Shares awarded	861,908	7,992,657	368,157	4,386,320	281,391
Vesting period (years)	−	1−4	2−4	3	1−4
Expected volatility	34%	34%−42%	34%−36%	34%	36%−48%
Expected life (years)	3	1−4	2−4	3	1−4
Risk-free rate	5.25%	5.25%	5.25%	5.25%	5.00%
Dividend yield	2.11%	2.11%	2.11%	2.11%	1.94%
Fair value per option	£0.892	£0.873−£0.93	£0.873−£0.911	£0.892	£0.953−£1.01

Grant date	Jun 4, 2008	Aug 13, 2008	Sep 1, 2008	Dec 1, 2008	Dec 1, 2008
Scheme	French RSU	RSU	RSU	RSU	French RSU
Share price at grant date	£1.0297	£1.09	£1.16	£0.90	£0.90
Number of employees	1	62	17	67	4
Shares awarded	2,277	489,843	122,000	446,889	16,500
Vesting period (years)	2−4	1−4	1−4	1−4	2−4
Expected volatility	36%−39%	37%−50%	37%−50%	39%−59%	39%−47%
Expected life (years)	2−4	1−4	1−4	1−4	2−4
Risk-free rate	5.00%	5.00%	5.00%	3.00%	3.00%
Dividend yield	1.94%	2.02%	1.90%	2.44%	2.44%
Fair value per option	£0.953−£0.99	£1.005−£1.068	£1.075−£1.138	£0.816−£0.878	£0.816−£0.857

Grant date	Feb 8, 2007	Feb 8, 2007	Feb 8, 2007	Feb 8, 2007	Jun 4, 2007
Scheme	DAB	RSU	French RSU	LTIP	RSU
Share price at grant date	£1.28	£1.28	£1.28	£1.28	£1.425
Number of employees	28	1,461	37	31	95
Shares awarded	901,183	7,955,505	192,924	2,770,967	366,170
Vesting period (years)	–	1–4	2–4	3	1–4
Expected volatility	33%	29%–38%	29%–38%	33%	29%–36%

Grant date	Feb 8, 2007	Feb 8, 2007	Feb 8, 2007	Feb 8, 2007	Jun 4, 2007
Scheme	DAB	RSU	French RSU	LTIP	RSU
Expected volatility	33%	29%–38%	29%–38%	33%	29%–36%
Expected life (years)	3	1–4	2–4	3	1–4
Risk-free rate	5.25%	5.25%	5.25%	5.25%	5.5%
Dividend yield	0.7%	0.7%	0.7%	0.7%	1.4%
Fair value per option	£1.25	£1.245–£1.271	£1.245–£1.262	£1.253	£1.347–£1.405

Grant date	Jun 4, 2007	Aug 13, 2007	Aug 13, 2007	Nov 12, 2007	Nov 12, 2007
Scheme	French RSU	RSU	French RSU	RSU	French RSU
Share price at grant date	£1.425	£1.5152	£1.5152	£1.34	£1.34
Number of employees	11	54	2	97	8
Shares awarded	37,294	194,642	13,477	284,356	25,947
Vesting period (years)	2–4	1-4	2–4	1–4	2–4
Expected volatility	29%–36%	28%–34%	30%–34%	29%–33%	29%–33%
Expected life (years)	2–4	1–4	2–4	1–4	2–4
Risk-free rate	5.5%	5.75%	5.75%	5.75%	5.75%
Dividend yield	1.4%	1.32%	1.32%	1.49%	1.49%
Fair value per option	£1.347–£1.386	£1.437–£1.495	£1.437–1.476	£1.262–£1.32	£1.262–£1.301

The expected volatility was primarily based upon historical volatility adjusted for past one-time events that are not expected to re-occur. The expected life is the expected period to exercise.

A reconciliation of option and share award movements during the year to December 31, 2008 is shown below. Share awards do not have an exercise price and therefore the reconciliation below shows only the number of awards, with no corresponding weighted average exercise prices.

	2007			2008
	Options Number	Weighted average exercise price	RSUs/ LTIP/DAB Number	Options Number	Weighted average exercise price	RSUs/ LTIP/DAB Number
Outstanding at January 1	111,923,736	£1.093	15,665,056	75,229,489	£1.113	22,683,544
Granted	1,065,813	£1.104	12,742,465	4,913,227	£0.820	14,967,942
Forfeited	(3,480,686)	£1.230	(3,604,445)	(4,812,171)	£1.223	(1,165,646)
Lapsed	(3,429,172)	£4.848	–	(3,197,174)	£3.356	(1,296,874)
Exercised	(30,850,202)	£0.612	(2,119,532)	(10,079,719)	£0.554	(6,317,335)
Outstanding at December 31	75,229,489	£1.113	22,683,544	62,053,652	£1.057	28,871,631
Exercisable at December 31	55,652,780	£1.120	–	52,523,338	£1.049	−

The following options over ordinary shares were in existence at December 31:

2008 Exercise price (£)	Number outstanding	Weighted average exercise price (£)	Weighted average remaining life Expected	Weighted average remaining life Contractual
Outstanding options:
0.1125 – 0.45	11,122,672	0.33	1.03	2.16
0.46 – 0.9475	12,109,291	0.67	2.53	4.36
1.005 – 1.055	15,597,167	1.05	1.15	2.69
1.0575 – 1.25	12,350,534	1.24	1.34	1.91
1.325 – 7.738	10,873,988	2.04	1.71	2.43
Total	62,053,652	1.06	1.53	2.72
Outstanding RSU/LTIP/DAB awards:
0.00 (RSUs)	18,070,218	−	1.39	1.39
0.00 (LTIP)	9,115,836	−	1.34	1.34
0.00 (DAB)	1,685,577	−	1.60	1.60
Total	28,871,631	−	1.39	1.39

2007 Exercise price (£)	Number outstanding	Weighted average exercise price (£)	Weighted average remaining life Expected	Weighted average remaining life Contractual
Outstanding options:
0.1125 – 0.45	14,608,232	0.32	2.10	3.11
0.46 – 0.9475	14,142,469	0.63	4.22	5.48
1.005 – 1.055	18,110,574	1.05	1.86	3.56
1.0575 – 1.25	13,713,481	1.23	1.72	2.95
1.325 – 7.738	14,654,733	2.34	1.99	2.78
Total	75,229,489	1.11	2.35	3.57

Outstanding RSU/LTIP/DAB awards:
0.00 (RSUs)	13,845,565	–	1.58	1.58
0.00 (LTIP)	7,943,979	–	1.10	1.10
0.00 (DAB)	894,000	–	2.13	2.13
Total	22,683,544	–	1.43	1.43

24   Capital and other financial commitments

	2007 £000	2008 £000
Contracts placed for future capital expenditure not provided in the financial statements	276	204

25   Operating lease commitments – minimum lease payments

At December 31, 2007, the Company had commitments under non-cancellable operating leases as follows:

	2007			2008
	Land and buildings £000	Other £000	Total £000	Land and buildings £000	Other £000	Total £000
Commitments under non-cancellable operating leases expiring:
Within one year	5,360	12,990	18,350	6,772	14,612	21,384
Later than one year and less than five years	11,210	37,347	48,557	21,401	32,515	53,916
After five years	7,066	49	7,115	5,907	-	5,907
At December 31	23,636	50,386	74,022	34,080	47,127	81,207

26   Financial contingencies

Guarantees. It is common industry practice for licensors of technology to offer to indemnify their licensees for loss suffered by the licensee in the event that the technology licensed is held to infringe the intellectual property of a third party. Consistent with such practice, the Company provides such indemnification to its licensees but subject, in all cases, to a limitation of liability. The obligation for the Company to indemnify its licensees is subject to certain provisos and is usually contingent upon a third party bringing an action against the licensee alleging that the technology licensed by the Company to the licensee infringes such third party’s intellectual property rights. The indemnification obligations typically survive any termination of the license and will continue in perpetuity.

The Company does not provide for any such guarantees unless it has received notification from the other party that they are likely to invoke the guarantee. The provision is made if both of the following conditions are met: (i) information available prior to the issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements; and (ii) the amount of the liability can be reliably estimated. Any such provision is based upon the directors’ estimate of the expected costs of any such claim.

27   Related party transactions

During the year, the Company received funding for SOI technology development of £1,570,000 (2007: £1,507,000) from SOI TEC Silicon On Insulator Technologies SA (Soitec). Furthermore, the Company paid £387,000 (2007: £181,000) to Soitec during the year in relation to license income from the two parties’ ongoing collaborative agreement to develop SOI technology. Soitec is an SOI IP company of which Doug Dunn, Company Chairman, is a non-executive director. At December 31, 2008, £nil (2007: £nil) was owed by Soitec. Amounts owed to Soitec at December 31, 2008 and 2007 were £36,000 and £nil, respectively.

Also during the year, the Company sold IP technology to Netronome Systems Inc., a company of which John Scarisbrick is Chairman, amounting to £757,000 (2007: £480,000). £244,000 is due from them at December 31, 2008 (2007: £265,000).

There were no other related party transactions during 2008 which require disclosure.

Key management compensation is disclosed in note 4.

28   Post-balance sheet events

At year-end, the directors declared payment of a final dividend in respect of 2008 of 1.32 pence per share. Subject to shareholder approval, the final dividend will be paid on May 20, 2009 to shareholders on the register on May 1, 2009. The final dividend has not been recognized as a distribution during the year ended December 31, 2008.

29   Principal subsidiaries and associates

Details of principal subsidiary undertakings are shown below. Not all subsidiaries are included as the list would be excessive in length.

Name of undertaking	Country of registration	Principal activity	Proportion of total nominal value of issued shares held
ARM Limited	England and Wales	Marketing, research and development of RISC-based microprocessors	100*
ARM Inc.	US	Marketing and development of RISC-based microprocessors; and marketing, research and development of physical IP components	100
ARM KK	Japan	Marketing of RISC-based microprocessors	100
ARM Korea Limited	South Korea	Marketing of RISC-based microprocessors	100
ARM France SAS	France	Development of RISC-based microprocessors and of silicon-on-insulator IP	100
ARM Belgium NV	Belgium	Development of data engine microprocessors	100
ARM Norway AS	Norway	Marketing, research and development of graphics IP	100
ARM Sweden AB (formerly Logipard AB)	Sweden	Marketing, research and development of video IP	100
ARM Germany GmBH	Germany	Marketing and development of RISC-based microprocessors, integrated processor modelling solutions and microcontroller tools	100
ARM Embedded Technologies Pvt. Ltd.	India	Marketing, research and development of RISC-based microprocessors and physical IP	100
ARM Physical IP Asia Pacific Pte. Ltd.	Singapore	Marketing of physical IP	100

Name of undertaking	Country of registration	Principal activity	Proportion of total nominal value of issued shares held
ARM Taiwan Limited	Taiwan	Marketing of RISC-based microprocessors	99.9
ARM Consulting (Shanghai) Co. Ltd.	PR China	Marketing of RISC-based microprocessors	100

*
The Company itself owns less than 1% of the share capital of ARM Limited, the remaining shares are held indirectly through ARM Finance UK Limited and ARM Finance UK Three Limited. Both ARM Finance UK Limited and ARM Finance UK Three Limited are 100% owned within the Company.

Nominees of the Company hold 100% of the ordinary share capital of ARM Employee Benefit Trustee Ltd, a company which acts as trustee to the Company’s ESOP.

30  Explanation of Transition to IFRS

Up until 2007, the Company has presented its financial statements using the accounting standards and principles as set out under US GAAP. For 2008, the Company has presented its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as published by the International Accounting Standards Board (IASB). A discussion of the differences and a reconciliation of the results for 2006 and 2007, along with a reconciliation of Shareholders’ Equity as at December 31, 2007 and 2006 are set forth below.

Goodwill. Under both IFRS and US GAAP, goodwill is not subject to amortization, but is tested at least annually for impairment. As permitted by IFRS 1, the Company’s goodwill under IFRS has been frozen at the amount recorded under UK GAAP as at January 1, 2004. Under US GAAP, following the provisions of SFAS 142, “Goodwill and other intangible assets,” the carrying value of goodwill was frozen at the amount recorded under previous US GAAP as at January 1, 2002. Under both previous US GAAP and UK GAAP, goodwill was amortized over its useful economic life. Thus, while ongoing accounting policies in respect of goodwill are similar under US GAAP and IFRS, the difference in the dates of transition means that different amounts of goodwill are recorded.

Under US GAAP, certain costs to be incurred on restructuring on business combination are treated as a fair value adjustment in the balance sheet acquired. Under IFRS, these costs are expensed post-acquisition. Additionally, under US GAAP, tax benefits arising from the exercise of options issued as part of the consideration for a business combination become a deduction to goodwill, only to the extent that those benefits do not exceed the fair value of the consideration relating to those options at the appropriate tax rate. Any excess tax benefits are a deduction to equity. Under IFRS, the full tax benefit is a deduction to equity. Where provisional assessments of the fair values of assets and liabilities acquired on acquisition are refined, adjustments to fair values are recorded as prior year adjustments to goodwill under IFRS. Under US GAAP, such revisions are recorded as amendments to goodwill in the subsequent year.

Recognition and amortization of intangibles. The Company has taken advantage of the exemption under IFRS 1 not to apply IFRS retrospectively to business combinations occurring before January 1, 2004. This means that for business combinations occurring before this date, the previously reported UK GAAP treatment has continued to be followed. Under previous UK GAAP, intangible assets were recognized separately from goodwill only where they could be sold separately without disposing of a business of the entity. This separability criterion does not apply under either IFRS or US GAAP. Thus, a number of intangible assets which are required to be recognized separately from goodwill under both IFRS 3 and SFAS 142 were subsumed within goodwill under UK GAAP. Under both US GAAP and IFRS, such intangible assets are amortized over their useful economic lives. Except in relation to in-process research and development (see below), there is no difference in accounting policy for intangible assets recognized as a result of business combinations entered into after January 1, 2004.

In-process research and development. Under IFRS, in-process research and development projects purchased as part of a business combination may meet the criteria set out in IAS 38, “Intangible assets,” for recognition as intangible assets other than goodwill and are amortized over their useful economic lives commencing when the asset is brought into use. Under US GAAP, in-process research and development is immediately written off to the income statement. This accounting policy difference gives rise to an associated difference in deferred tax.

Valuation of consideration on business combination. Under both IFRS and US GAAP, the fair value of consideration in a business combination includes the fair value of both equity issued and any share options granted as part of that combination. Under IFRS, any equity issued is valued at the fair value as of the date of completion, while under US GAAP, the equity is valued at the date the terms of the combination were agreed to and announced.

For share options, issued as part of a business combination under US GAAP, the fair value is based upon the total number of options granted, both vested and unvested, while under IFRS the fair value only includes those that have vested, together with a pro-rata value for partially vested options. Furthermore, where there is contingent consideration for an acquisition, under IFRS this is recognized as part of the purchase consideration if the contingent conditions are expected to be satisfied, while under US GAAP it is only recognized if the conditions have actually been met, other than to the extent necessary to eliminate any potential negative goodwill under US GAAP.

Deferred compensation. Under US GAAP, the intrinsic value of unvested share options issued by an acquirer as part of a business combination in exchange for unvested share options of the acquiree is recorded as a debit balance within shareholders’ funds. This amount is charged to the income statement over the vesting period of the share options in accordance with FIN 28. Under IFRS, no such adjustment to shareholders’ funds is made on acquisition. Following the adoption of FAS No. 123 (revised 2004) (FAS 123(R)), “Share-based payment,” the unamortized balance was transferred to additional paid-in capital.

Compensation charge in respect of share-based payments. The Company issues equity-settled share-based payments to certain employees. In accordance with IFRS 2, equity-settled share-based payments are measured at fair value at the date of grant, using the Black-Scholes pricing model. The fair value, determined at the grant date of the equity-settled share-based payments, is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of the number of shares that will eventually vest.

Under US GAAP, the Company also expenses share-based payments, including employee stock-options, based on their fair value in accordance with FAS 123(R). Some awards made by the Company are liability-classified awards under FAS 123(R) as either:  (i) there is an obligation to settle a fixed monetary amount in a variable number of shares; or (ii) the award is indexed to a factor other than performance, market or service condition. The fair value of these awards is remeasured at each period end until the award has vested. Once the award has vested, or for (i) above when number of shares becomes fixed, the award becomes equity-classified.

Deferred tax on UK and US share options. In the US and the UK, the Company is entitled to a tax deduction for the amount treated as employee compensation under US and UK tax rules on exercise of certain employee share options. The compensation is equivalent to the difference between the option exercise price and the fair market value of the shares at the date of exercise.

Under IFRS, deferred tax assets are recognized and are calculated by comparing the estimated amount of tax deduction to be obtained in the future (based on the Company’s share price at the balance sheet date) with the cumulative amount of the compensation expense recorded in the income statement. If the amount of estimated future tax deduction exceeds the cumulative amount of the remuneration expense at the statutory tax rate, the excess is recorded directly in equity, against retained earnings. In accordance with the transitional provisions of IFRS 2, no compensation charge is recorded in respect of options granted before November 7, 2002 or in respect of those options which have been exercised or have lapsed before December 31, 2004. Nevertheless, tax deductions have arisen and will continue to arise on these options. The tax effects arising in relation to these options are recorded directly in equity, against retained earnings.

Under US GAAP, deferred tax assets are recognized by multiplying the compensation expense recorded by the prevailing tax rate in the relevant tax jurisdiction. Where, on exercise of the relevant option, the tax benefit obtained exceeds the deferred tax asset in relation to the relevant options, the excess is recorded in additional paid-in capital. Where the tax benefit is less than the deferred tax asset, the write-down of the deferred tax asset is recorded against additional paid-in capital to the extent of previous excess tax benefits recorded in this account, with any remainder recorded in the income statement.

Employer taxes on share-based remuneration. Under IFRS, employer’s taxes that are payable on the exercise or vesting of share-based remuneration are provided for over the vesting period of the related option or award. Under US GAAP, such taxes are accounted for when the option or award is exercised or vests respectively.

Accrued legal costs. Under IFRS, future legal fees that the Company is expecting to incur on current cases are accrued when the obligating event giving rise to the legal costs has occurred. Under US GAAP, such costs are charged to the income statement in the period in which the costs are incurred.

Sabbatical leave. The Company has adopted EITF 06-2 from January 1, 2007 in accounting for its provisions for employee sabbatical leave. The Company also provides for sabbatical leave under IFRS. EITF 06-2 requires the opening provision at the beginning of the year to be charged directly to equity.

FIN 48 adoption. On January 1, 2007, the Company adopted FIN 48, “Accounting for Uncertainty in Income Taxes.” Under US GAAP, the cumulative effect of the change was a credit of £838,000 to retained earnings.

Available-for-sale investment impairment. Accounting for impairments to available-for-sale investments is similar under both US GAAP and IFRS. However, an investment which was deemed to have suffered an other-than-temporary impairment in a prior period under US GAAP (with a corresponding charge being recognized in the income statement) was accounted for as a temporary impairment under IFRS (with the corresponding charge being recognized directly in reserves). In 2007, a further other-than-temporary impairment was made under both GAAPs with the result that the cumulative other-than-temporary impairments are now equal. Consequently a greater charge was made through the 2007 IFRS income statement, as the charge under IFRS includes the amount previously deemed to be temporary under IFRS but other-than-temporary under US GAAP.

Reconciliation of IFRS Profit to US GAAP Net Income

	2007 £000	2006 £000
Profit for the financial year as reported under IFRS	35,250	48,156
Adjustments for:
Amortization of intangibles	969	914
Write-off of in-process research and development	–	(595)
Deduct: US GAAP compensation charge in respect of all share-based payments	(15,979)	(21,787)
Add: IFRS compensation charge in respect of all share-based payments	16,786	17,437
Employer’s taxes on share options	855	8
Provision for sabbatical leave	–	432
Provision for legal costs	(609)	715
Provision against available-for-sale investment	938	–
Tax on UK and US share options	(3,708)	(2,204)
Tax difference on amortization of intangibles	(400)	(378)
Tax difference on share-based remuneration	3,517	2,569
Other tax differences	(838)	–
Foreign exchange on contingent consideration	61	(104)
Net income as reported under US GAAP	36,842	45,163

Reconciliation of Shareholders’ Equity from IFRS to US GAAP

	2007 £000	2006 £000
Shareholders’ equity as reported under IFRS	579,162	660,926
Adjustments for:
Utilization of restructuring provision	1,368	1,368
Cumulative difference on amortization of goodwill	2,713	2,713
Cumulative difference on amortization of intangibles	2,324	1,355

	2007 £000	2006 £000
Cumulative write-off of in-process research and development	(4,692)	(4,692)
Valuation of equity consideration on acquisition	(82,435)	(82,435)
Valuation of option consideration on acquisition	17,476	17,476
Deferred compensation on acquisition	(9,579)	(9,579)
Liability-classified share awards	(1,649)	(2,416)
Employer’s taxes on share-based remuneration	1,277	38
Provision for legal costs	106	715
Provision for sabbatical leave	–	2,278
Cumulative difference on deferred tax	(1,426)	(642)
Deferred tax on share-based payments	(8,768)	(8,911)
Portion of tax benefit arising on exercise of options issued on acquisition taken to goodwill under US GAAP	(4,844)	(4,844)
Foreign exchange on valuation of intangible assets and deferred tax	2,707	1,358
Foreign exchange on valuation of contingent consideration	–	(61)
Shareholders’ equity as reported under US GAAP	493,740	574,647