Form 20-F
period 2009-12-31
ARM HOLDINGS PLC
filed 2010-04-15
CIK 1057997

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2009
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

The number of outstanding shares in the capital of ARM Holdings plc as of December 31, 2009:
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
☒  Yes      ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐  Yes      ☐  No

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

This annual report includes product names and other trade names, logos and trademarks, either registered or with respect to which applications are pending, of ARM and of other companies. ARM, ARM Powered, AMBA, ARM7TDMI, ARM9TDMI, Artisan, Artisan Components, Cortex, Embedded-ICE, Integrator, Jazelle, Mali, Move, Multi-ICE, Multi-TRACE, OptimoDE, PrimeCell, PrimeXsys, Process-Perfect, RealView, SecurCore, StrongARM, The Architecture for the Digital World, Thumb, and TrustZone are registered trademarks of ARM Limited or its subsidiaries. Advantage, ARM Developer Suite, ARM7, ARM7EJ, ARM7EJ-S, ARM7TDMI-S, ARM720T, ARM9, ARM9TDMI-S, ARM9E, ARM9E-S, ARM9EJ-S, ARM920T, ARM922T, ARM926EJ-S, ARM940T, ARM946E-S, ARM966E-S, ARM10, ARM10E, ARM1020E, ARM1022E, ARM1026EJ-S, ARM11, ARM1136J-S, ARM1136JF-S, ARM1156T2F-S, ARM1156T2-S, ARM1176JZ-S, ARM1176JZF-S, Cortex-M0, Cortex-M1, Cortex-M3, Cortex-A8, Cortex-A9, Cortex-R4, Cortex-A5, Cortex-A9 MPCore, CoreSight, ETM, Embedded Trace Macrocell, ETM10, ETM10RV, EmbeddedICE-RT, Keil, Microvision, Mali-55, Mali-200, Mali-JSR184, Mali-JSR226, Mali-JSR239, Mali-JSR287, Mali-JSR297, Mali-SVG-t, Metro, MPCore, Neon, SAGE-X, SAGE-HS, SAGE-HD, SC100, SC110, SC200, SC210, SC300 and Velocity are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; ARM Physical IP Asia Pacific Pte. Limited; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS and ARM Sweden AB.

Various amounts and percentages set out in this annual report have been rounded and accordingly may not total.

PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.   KEY INFORMATION

SELECTED FINANCIAL DATA

Our selected financial data at December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009 has been derived from our consolidated financial statements prepared in accordance with IFRS. Our consolidated financial statements have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Our summary financial data at and for the years ended December 31, 2005 and 2006 are also presented in accordance with IFRS and have been derived from our consolidated financial statements that are not included in this annual report. The following selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and the notes thereto.

	Year ended December 31,
	2005		2006		2007		2008		2009
	(in thousands of pounds, except per share data, percentages, number of shares and employees)

Revenues	£232,439		£263,254		£259,160		£298,934		£305,022
Cost of revenues	(26,610)		(30,877)		(28,105)		(32,878)		(25,471)
Operating expenses	(170,672)		(183,129)		(191,361)		(206,113)		(233,937)
Profit from operations	35,157		49,248		39,694		59,943		45,614
Investment income, net	5,317		6,758		5,402		3,246		1,645
Profit before tax	40,474		56,006		45,096		63,189		47,259
Tax	(10,827)		(7,850)		(9,846)		(19,597)		(6,820)
Profit for the year	29,647		48,156		35,250		43,592		40,439
Basic earnings per share (pence)	2.2	p	3.5	p	2.7	p	3.4	p	3.2	p
Diluted earnings per share (pence)	2.1	p	3.4	p	2.6	p	3.4	p	3.1	p
Dividends declared per share (pence)	0.84	p	1.0	p	2.0	p	2.2	p	2.42	p
Diluted weighted average number of shares (000s)	1,424,362		1,401,961		1,361,161		1,286,413		1,300,650
Research and development as a percentage of revenues	34.5%		32.2%		32.4%		29.3%		36.8%
Balance Sheet Data:
Capital expenditure	6,064		8,559		5,444		8,720		6,875
Cash, short- and long-term investments and marketable securities	160,902		128,494		51,323		78,789		141,808
Share capital	693		695		672		672		672
Shareholders’ equity	746,847		660,926		579,162		740,343		738,697
Total assets	817,747		744,187		642,944		848,183		844,483
Employees at year end (number)	1,324		1,659		1,728		1,740		1,710

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

Year Ended December 31,	Period Average	Period End
2005	1.8207	1.7168
2006	1.8452	1.9572
2007	2.0018	1.9906
2008	1.8552	1.4657
2009	1.5659	1.6140
2010 (through April 11)	1.5575	1.5377

Month	High	Low
October 2009	1.6692	1.5707
November 2009	1.6877	1.6261
December 2009	1.6720	1.5832
January 2010	1.6457	1.5896
February 2010	1.6069	1.5152
March 2010	1.5367	1.4802
April 2010 (through April 11)	1.5388	1.5043

On April 11, 2010 the noon buying rate was $1.5377.

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

In future periods, our operating results may not meet the expectations of public market analysts or investors. In such an event the market price of our shares could be materially adversely affected. A more detailed description of how we earn revenues from license fees and royalties is set forth in the sections entitled “Item 18. Financial Statements—Notes to the Consolidated Financial Statements—Note 1b. Summary of significant accounting policies—Revenue recognition” and “Item 5. Operating and Financial Review and Prospects—Operating Results— Critical Accounting Policies and Estimates.”

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

With increasing complexity in each successive generation of integrated circuit products, we face the risk that the rate of adoption of smaller process geometries for integrated circuit manufacturing may slow or cease. We also face the risk that licensing revenue may suffer if current or former customers collaborate with each other regarding design standards for particular generations of integrated circuit products.

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

Our Success Depends Substantially on Systems Companies

Our success depends substantially on the acceptance of our technology by systems companies, particularly those which develop and market high-volume electronic products in the wireless, consumer electronics and networking markets where demand may be highly cyclical. The reason for this dependence is that sales of ARM-

based microprocessors by our semiconductor partners to systems companies directly affect the amount of royalties we receive. We are subject to many risks beyond our control that may influence the success or failure of a particular systems company. These risks include:

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

Our Architecture, Physical IP Libraries and Development Systems Tools May Not Continue to Be Accepted by the Market

There are competing microprocessor architectures in the market. We cannot assure you that the market will continue to accept our architecture. Market acceptance of our architecture by semiconductor and systems companies for use in a variety of embedded applications is critical for our success. While our microprocessor architecture has already been licensed by many semiconductor and systems companies for use in a variety of high-volume applications in the wireless, consumer electronics and networking markets, other microprocessor architectures have a large installed base of embedded applications and are supported by a broad base of related software and development tools. A more detailed description of these competing architectures is set forth in the section entitled “Item 4. Information on the Company—Business Overview—Competition” below. It may be difficult for our architecture to succeed against incumbent architectures as systems companies that have used other microprocessor architectures would need to invest in additional training and development tools and convert software for existing embedded applications in order to change to a new architecture. Moreover, some competing microprocessor architectures have been developed by firms, including some of our semiconductor partners, that have substantially greater financial, technical and marketing resources than we do.

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

Competition – We May Not Be Able to Compete Successfully in the Future

The markets for our products are intensely competitive and characterized by rapid technological change. We cannot assure you that we will have the financial resources, technical expertise or marketing or support capabilities to compete successfully in the future. Competition is based on a variety of factors including price, performance, features, product quality, software availability, marketing and distribution capability, customer support, name recognition and financial strength. Further, given our reliance on our semiconductor partners, our competitive position is dependent on their competitive position. In addition, our semiconductor partners do not license our architecture exclusively, and several of them also design, develop, manufacture and market microprocessors based on their own architectures or on other non -ARM architectures. A more detailed description of the competition we face from new technologies or products is set forth in the section entitled “Item 4. Information on the Company—Business Overview—Competition.”

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

We May Not Fully Realize the Anticipated Benefits (including Synergy Benefits) of the Artisan (now PIPD) Acquisition

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

We May Not Continue to Operate and Develop Systems Which Comply Fully with the Requirements of the Sarbanes-Oxley Act

Attestation under section 404 of the Sarbanes-Oxley Act as at December 31, 2009 has been successfully completed. Full details appear in “Item 15. Controls and Procedures.” There can be no guarantee, however, that in the future the detailed testing of internal controls required as part of the attestation process will not identify significant control deficiencies or material weaknesses that impact on our assessment or the auditors’ opinion on internal controls over financial reporting and/or require disclosure, which could result in damage to our reputation, diversion of management’s attention and resources and a material adverse effect on the market prices of our ADSs and our ordinary shares.

We May Not Operate Disaster Recovery Plans Which Adequately Mitigate the Effects of an Event Over Which We Do Not Have Direct Control

Our business depends on the efficient and uninterrupted operation of our computer and communications software and hardware systems and other information technology. If such systems were to fail for any reason or if we were to experience any unscheduled downtimes, even for only a short period, our operations and financial results could be adversely affected. Our systems could be damaged or interrupted by earthquake, fire, flood, hurricanes, power loss, telecommunications failure, break-ins or similar events. We have formal disaster recovery plans in place. However, these plans may not be entirely successful in preventing delays or other complications that could arise from information systems failure, and, if they are not successful, our business interruption insurance may not adequately compensate us for losses that may occur, negatively affecting operating results.

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

Our business and operating results will also be vulnerable to interruption by other events outside of our control, such as earthquakes, fire, power loss, telecommunications failures, political instability, pandemics, military conflict and uncertainties arising out of terrorist attacks, including a global economic slowdown, the economic consequences of additional military action or additional terrorist activities and associated political instability, and the effect of heightened security concerns on domestic and international travel and commerce.

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

Standards, re-use, and broad support enable rapid system design. As systems become more complex, use and re-use of proven hardware and software intellectual property are essential to achieve time to market and cost goals. ARM provides a set of IP that enables system designers to standardize portions of their semiconductor chip design and development which enables significant reductions in development time and costs. In addition, ARM offers a means of creating flexible system designs through its range of fabric IP based on the AMBA standard. This allows the designer to concentrate on application-specific portions of the system design, where they add real value. By deploying standard solutions across its range of cores and platforms, and making them widely available via its partnership business model, ARM attracts strong third -party support in the form of EDA modeling tools, software development tools, debug tools, operating system and real-time operating system ports, software intellectual property and peripherals.

Global partner network. ARM’s global network of partners assures systems companies of sufficient availability for high-volume products and, together with ARM’s international presence, gives systems designers global support for their design development. At December 31, 2009, ARM’s technology has been licensed to more than 220 semiconductor companies, including the majority of leading semiconductor companies worldwide. ARM’s broad semiconductor partner base provides systems companies with a wide range of suppliers, thus reducing the dependence of systems companies on any one supplier and producing price competition helping to contain costs of ARM-based microprocessors. ARM’s various partners build their own solutions using ARM technology; there are a growing number of ARM-based ASSPs and microcontrollers available for use by systems companies, thus facilitating their use of the ARM architecture. The Company works with numerous, industry leading software systems and tools and development partners, including Adobe, Symbian, Microsoft Corporation, Google, Mozilla, Sun Microsystems, and many others who provide the third-party support needed to facilitate the use of ARM technology in a wide variety of applications.

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

Home Solutions. In the home solutions market, the management and display of audio-visual content are the foremost concerns of consumers. Within this market, applications like digital TVs, set-top boxes, digital still cameras and gaming devices deliver visual content to the home. ARM is well placed in this market with its scalable architecture performance up to 2 GHz, application-accelerating features for Java (Jazelle), and physical IP libraries.

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

Embedded Solutions. The world of embedded processors is growing in multiple areas, including anti-lock braking systems, smartcards and industrial control applications. This market has the potential to grow substantially, especially as existing 8- and 16-bit applications need to migrate to 32-bit processors. The reliability and software reusability of the ARM architecture positions ARM to penetrate this market. In addition, the introduction of products such as the Cortex-M3 and Cortex-M0, with its low gate count, small size and capabilities for high code density, together with Keil’s complementary MCU tools, positions, ARM for taking design slots once owned by 8-and 16-bit processors.

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

For a breakdown of total revenues by geographic market, see Note 2 to the Consolidated Financial Statements.

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

ARM7 microprocessor core was ARM’s first product to be widely licensed. It is a low power, general purpose 32-bit RISC microprocessor core particularly suitable where strict die area and power constraints must be satisfied while maintaining reasonably high performance, as in portable telecommunications. It uses the ARMv4T instruction set with Thumb extension, enhanced Multiply, and EmbeddedICE extensions integrated within the core. See “— Architectural Extensions” above. The ARM7 offers 32-bit architecture capable of operating from 8/16-bit memory on an 8/16-bit bus for low system cost through the implementation of the Thumb instruction set. It is used in cost-sensitive embedded control applications and has been highly successful in the digital cellular telephone market.

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

Management believes that the strategic benefits of the combination include:

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

Physical IP Products

Memory products. ARM’s embedded memory components include random access memories, read only memories and register files. ARM’s high -speed, high-density and low-power components include single- and dual-port random access memories, read only memories, and single- and two-port register files. ARM’s embedded memory components are configurable and vary in size to meet the customer’s specification. For example, ARM’s memory components will support sizes from 2- to 128-bits wide and from 8 to 16,384 words. All of ARM’s memory components include features such as a power-down mode, low-voltage data retention and fully static operation. In addition, ARM’s memory components may include built-in test interfaces that support popular test methodologies. ARM offers an additional feature for its memory components, known as Flex-Repair ™ that includes redundant storage elements which may help increase the manufacturing yield of integrated circuit designs containing large memories.

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

Support and Maintenance Services

Support, maintenance and training. ARM provides support and maintenance services under its license agreements to its semiconductor partners as well as ARM product-related training. See “—License Agreements” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview—Service Revenues— Support and maintenance.” In order to serve its partners better, ARM plans to expand the range of support, maintenance and training services currently offered and to extend the availability of such services from its overseas offices. To this end ARM has Technical Support staff in its Bangalore, India and China offices. See “Item 3. Key Information—Risk Factors—Our International Operations Expose Us to Risks” for a discussion of certain risks inherent in our international operations.

ARM Partner Network

Semiconductor partners. ARM licenses its technology on a worldwide and non-exclusive basis to semiconductor partners that manufacture and sell ARM-based chip solutions to systems companies. At December 31, 2009, ARM’s technology has been licensed to more than 220 semiconductor companies, including many of the leading semiconductor companies worldwide. ARM serves this geographically diverse base from offices in the UK, P.R. China, France, Germany, Belgium, Israel, Japan, South Korea, Taiwan, India, Singapore and the United States.

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

Patent and Intellectual Property Protection

The Company has an active program of protecting its proprietary technology through the filing of patents. The Company currently holds 498 US patents in various aspects of its technology, and 781 non-US patents with expiration dates ranging from 2012 to 2030. In addition, the Company has 436 patent applications pending in the United States and an additional 614 patent applications pending in the United Kingdom and various other jurisdictions. The Company’s US patents do not prevent the manufacture or sale of ARM-based products outside of the United States. There can be no assurance that the Company’s pending patent applications or any future patent applications will be approved or will not be challenged successfully by third parties, that any issued patents will protect the Company’s technology or will not be challenged by third parties, or that the patents of others will not have an adverse effect on the Company’s ability to do business. Furthermore, there can be no assurance that others will not independently develop similar or competing technology or design around any patents that have been or may be issued to the Company.

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

Marketing and Distribution

In order to speed global acceptance of ARM technology, ARM seeks partners with diverse geographic locations and a broad base of systems company relationships. The Company markets its architecture and technology directly to its semiconductor partners and other customers from its offices in Cambridge, Maidenhead, Sheffield and Blackburn in the United Kingdom and also from offices in Japan, South Korea, France, Germany, Norway, Taiwan, P.R. China, Israel, Slovenia, India, Singapore, and in California, Texas, Massachusetts, North Carolina and Michigan in the United States. The Company’s architecture and technology are marketed on the basis of a number of factors including high performance/low power and price/performance, rapid time-to-market and the availability of third-party support. ARM also capitalizes on the extensive marketing and distribution networks of its semiconductor partners who market and distribute ARM core-based products directly to systems companies. As part of the Company’s strategy to increase ARM’s visibility, the Company’s license agreements generally require its partners to display an ARM logo on the ARM core-based products that they distribute. The Company believes that to the extent ARM technology becomes more widely accepted, the ARM “brand” will become increasingly important to potential partners and will drive the Company’s expansion into related software, development tools and system design. ARM believes that the availability of its marketing, sales and support services to all of its partners worldwide is critical to the success of the ARM architecture.

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

As of December 31, 2009, ARM had 1,131 full-time research and development staff located at offices in Cambridge, Maidenhead, Sheffield and Blackburn in the United Kingdom; Sophia Antipolis and Grenoble, France;; Aachen and Grasbrunn, Germany; Trondheim, Norway; Sentjernej, Slovenia; Austin, Texas, USA; Cary, North Carolina, USA; Sunnyvale, Irvine and San Diego, California, USA; Olympia, Washington, USA; and Bangalore, India.

In 2007, 2008 and 2009, research and development costs were approximately £84.0 million, £87.6 million and £112.2 million, respectively. Costs in 2007, 2008 and 2009 included £9.7 million, £10.3 million and £11.4 million, respectively, of share-based payments charges in accordance with IFRS 2. Excluding these charges, R&D costs were 29%, 26% and 33% of total revenues in 2007, 2008 and 2009, respectively.

Acquisitions

ARM made no acquisitions in 2009.

ORGANIZATIONAL STRUCTURE

ARM Holdings plc is the holding company for a number of subsidiaries. The following is a list of our significant subsidiaries at December 31, 2009. Not all subsidiaries are included, as the list would be excessive in length. Unless stated otherwise, each subsidiary is wholly owned.

Company	Jurisdiction of Incorporation
ARM, Inc	United States
ARM Germany GmbH	Germany
ARM KK	Japan
ARM Korea Limited	South Korea
ARM Limited	England and Wales
ARM Taiwan Limited	Taiwan
ARM France SAS	France
ARM Consulting (Shanghai) Co. Ltd	P.R. China
ARM Belgium N.V.	Belgium
ARM Norway AS	Norway

Company	Jurisdiction of Incorporation
ARM Sweden AB (formerly Logipard AB)	Sweden
ARM Embedded Technologies Pvt. Ltd.	India
ARM Physical IP Asia Pacific Pte. Ltd.	Singapore

PROPERTIES

The Company leases land and buildings for its executive offices, engineering, marketing, administrative and support operations and design centers. The following table summarizes certain information with respect to the principal facilities leased by the Company:

Location	Freehold/Leasehold	Lease Term and Commencement Date	Approximate Area (square feet)	Principal Use
Cambridge, UK (110 Fulbourn Road)	Leasehold	20 years September 20, 1999	45,000	Executive offices and engineering, marketing and administrative operations
Cambridge, UK (130 Fulbourn Road)	Leasehold	20 years March 28, 2002	35,000	Executive offices and engineering, marketing and administrative operations
Cambridge, UK (90 Fulbourn Road)	Leasehold	20 years December 25, 1993	10,000	Executive offices and engineering, marketing and administrative operations
Maidenhead, UK	Leasehold	25 years July 28, 1998	20,000	Executive offices and design center
San Jose, California, USA	Leasehold	7 years August 1, 2008	92,000	Executive offices and engineering, marketing and administrative operations
Austin, Texas, USA	Leasehold	7 years August 1, 2009	42,000	Design center, marketing and support operations
Bangalore, India	Leasehold	5 years July 15, 2007	63,500	Executive offices and engineering, marketing and administrative operations

In addition, the Company leases offices in Sheffield, England; Blackburn, England; Leuven-Heverlee, Belgium; Aachen and Grasbrunn, Germany; Trondheim, Norway; Lund, Sweden; Sophia Antipolis and Grenoble, France; Sentjernej, Slovenia; Irvine, California, USA; Plano, Texas, USA; and Olympia, Washington, USA that are used for engineering and administrative purposes as well as in Shin-Yokohama, Japan; Taipei, Taiwan; and Seoul, South Korea which are used for marketing and support operations. Company personnel based in Boston, Massachusetts, USA; Detroit, Michigan, USA; Salem, New Hampshire, USA; Cary, North Carolina, USA; San Diego, California, USA; Shanghai, Shenzhen and Beijing, P.R. China; Munich, Germany; Paris, France; Singapore and Kfar Saba, Israel have office space available to them.

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

The Company’s revenues in 2009 declined in US dollars, being the primary currency of revenues generated, by approximately 10% despite semiconductor industry US dollar revenues as a whole declining by about 20% during the period October 1, 2008 to September 30, 2009. This period is, in the Company’s opinion, relevant for comparison purposes because the Company’s royalty revenues are recognized when the Company receives notification from the customer of product sales, and such notification is typically received in the quarter following shipment of the product by the customer. Looking ahead to 2010, semiconductor industry revenues are generally anticipated to grow compared to 2009 and the Company is well positioned to continue to outperform the industry.

The Company has remained both profitable and cash generative (before investing activities). On operating profits of £45.6 million, cash inflows from operating activities were £96.6 million, resulting in cash being returned to shareholders through dividends of £29.0 million and a year-end cash, cash equivalents, short-term investments and marketable securities balance of £141.8 million.

Revenues

The Company’s revenues are classified as either “Product Revenues,” consisting of license fees, sales of development systems and royalties, or “Service Revenues,” consisting of revenues from support, maintenance and training. The most significant component of ARM’s total revenues are license fees and royalty income which accounted for approximately 83%, 84% and 83% of total revenues in 2007, 2008 and 2009, respectively.

License fees as a percentage of total revenues will be affected by fluctuations in royalties and in demand for ARM’s development systems and support and maintenance services. These products and services complement ARM’s basic licenses by supporting ARM’s traditional semiconductor partners in their efforts to reduce time to market. In addition, they provide ARM with a way to support systems companies who purchase finished ARM products from semiconductor companies as well as certain software vendors whose software runs on ARM microprocessors. Growth in these complementary products and services will depend on continued success in demonstrating to semiconductor companies, systems companies and software vendors the enhanced implementation possibilities which such products and services provide for ARM technology-based products and, more generally, on continued market acceptance of the ARM architecture. Growth in these complementary products and services will also depend on whether the Company can devote sufficient engineering staff to support growth in services. Revenues from development systems and support and maintenance services was approximately 17%, 16% and 17% of total revenues in 2007, 2008 and 2009, respectively.

Revenues from royalties accounted for approximately 40%, 49% and 51% of total revenues in 2007, 2008 and 2009, respectively. The Company believes royalty revenue will continue to contribute a significant portion of total revenue going forward as the total number of partners and licenses increases.

As of December 31, 2009, the Company had more than 220 semiconductor licensees who, in turn, provide access to many other customers worldwide.

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

Development systems. Dollar revenues from sales of development boards and tool kits fluctuate with demand from licensees, systems companies and certain software vendors whose software runs on ARM microprocessors.

Royalties . Royalties are either set as a percentage of the licensee’s net sale price per chip or, less frequently, as a fixed amount per chip. In both cases, royalty rates decline as the total volume of ARM-compliant products shipped increases as the licensee moves through the volume-related price breaks. Royalty payment schedules in individual contracts vary depending on the nature of the license and the degree of market acceptance of ARM architecture prevailing at the contract date. The average royalty rate reported in any period will also depend on the mix of end products into which ARM-based chips have been designed in the period. ARM technology is designed into a wide range of end products which incorporate chips with a broad spectrum of selling prices. Royalties are payable by licensees when they have manufactured and sold the resulting ARM-compliant microprocessors and peripherals to systems companies. The license contracts provide for reports to be issued to ARM with details of such sales and, in certain cases, with forecasts of sales for periods in the near future.

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

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Note 1 to the Consolidated Financial Statements. We believe our most critical accounting policies include revenue recognition and cost estimation on certain contracts for which we use a percentage -of-completion method of accounting, impairment of purchased goodwill and trade receivables and intangible assets and loss provisions.

The impact and any associated risks related to these policies on our business operations are discussed throughout this section where such policies affect our reported and expected financial results. Note that the preparation of the financial statements included in this annual report on Form 20-F requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

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

Many license agreements are for products which are designed to meet the specific requirements of each customer. Revenue from the sale of such licenses is recognized on a percentage-of-completion basis over the period from signing of the license to customer acceptance. Under the percentage-of-completion method, provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of such losses is determined. The percentage-of- completion is measured by monitoring progress using records of actual time incurred to date in the project compared with the total estimated project requirement, which approximates to the extent of performance.

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

In particular, it considers:

●	Whether there is sufficient certainty that the invoice will be raised in the expected time frame, particularly where the invoicing milestone is in some way dependent on customer activity;

●	Whether it has sufficient evidence that the customer considers that the Company’s contractual obligations have been, or will be, fulfilled;

●	Whether there is sufficient certainty that only those costs budgeted to be incurred will indeed be incurred before the customer will accept that a future invoice may be raised; and

●	The extent to which previous experience with similar product groups and similar customers support the conclusions reached.

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

In addition to the license fees, contracts generally contain an agreement to provide post-delivery service support, in the form of support, maintenance and training which consists of the right to receive services and/or unspecified product upgrades or enhancements that are offered on a when-and-if-available basis. Fees for post-delivery service support are generally specified in the contract. Revenue related to post-delivery service support is recognized based on fair value, which is determined with reference to contractual renewal rates. If no renewal rates are specified, the entire fee under the transaction is amortized and recognized on a straight-line basis over the contractual post-delivery service support period. Where renewal rates are specified, revenue for post-delivery service support is recognized on a straight- line basis over the period for which support and maintenance is contractually agreed by the Company with the licensee.

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

Royalty revenues are earned on sales by the Company’s customers of products containing ARM technology. Royalty revenues are recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of revenue can be reliably measured. Revenues are recognized when the Company receives notification from the customer of product sales, or receives payment of any fixed royalties. Notification is typically received in the quarter following shipment of the product by the customer.

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

Although an independent valuation is made of any intangible assets purchased as part of a business combination, the directors are primarily responsible for determining the fair value of intangible assets. Developed technology, existing agreements and customer relationships, core technology, trademarks and tradenames, and order backlog are capitalized and amortized over a period of one-to-ten years, being a prudent estimate of the time that the Company is expected to benefit from them.

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

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date. Further discussion of the assumptions used in these impairment tests is included in Note 15 to the Consolidated Financial Statements.

At the annual tests in 2007, 2008 and 2009, impairment tests showed there was no impairment with respect to goodwill. Furthermore, no trigger events have been identified that would suggest the impairment of any of the Company’s other intangibles.

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

	Year ended December 31,
	2007	2008	2009
	%	%	%
Revenues
Product revenues	93.7	94.5	94.0
Service revenues	6.3	5.5	6.0
Total revenues	100.0	100.0	100.0
Cost of revenues
Product costs	8.3	8.2	5.5
Service costs	2.5	2.8	2.9
Total cost of revenues	10.8	11.0	8.4
Gross profit	89.2	89.0	91.6
Operating expenses
Research and development	32.4	29.3	36.8
Sales and marketing	21.4	19.2	20.2
General and administrative	20.1	20.4	19.7

	Year ended December 31,
	2007	2008	2009
	%	%	%

Profit on disposal of available for sale security	–	–	-
Total operating expenses	73.9	68.9	76.7
Profit from operations	15.3	20.1	14.9
Investment income	2.1	1.0	0.6
Interest payable	0.0	0.0	0.0
Profit before tax	17.4	21.1	15.5
Tax	3.8	6.5	2.2
Profit for the year	13.6	14.6	13.3

Total revenues for the year ended December 31, 2009 were £305.0 million, an increase of 2% from £298.9 million in 2008, which was an increase of 15% from £259.2 million in 2007. Dollar revenues were $489.5 million in 2009, a decrease of 10% from $546.2 million in 2008, which was an increase of 6% from $514.3 million in 2007. The actual average dollar exchange rate in 2009 was $1.60 compared with $1.84 in 2008 and $1.98 in 2007.

Management analyzes product revenues in the categories of royalties, licenses and development systems. Service revenues consist of support, maintenance and training income. The following table sets forth, for the periods indicated, the amount of total revenues represented by each component of revenue:

	Year ended December 31,
	2007	2008	2009
		(in thousands)
Product Revenues
Royalties	£104,150	£147,728	155,447
Licenses	110,663	103,506	98,446
Development Systems	27,913	31,148	32,941
	242,726	282,382	286,834
Service Revenues
Support, Maintenance and Training	£16,434	£16,552	18,188
Total Revenues	259,160	298,934	305,022

Product revenues. Product revenues consist of license fees, sales of development systems and royalties. Product revenues for 2007, 2008 and 2009 were £242.7 million, £282.4 million and £286.8 million, respectively, representing 94%, 94% and 94% of total revenues in 2007, 2008 and 2009, respectively. Product revenues in US dollars, being the primary currency of revenues generated, grew from $482.3 million in 2007 to $514.3 million in 2008 and decreased to $460.0 million in 2009.

License revenues decreased from £110.7 million in 2007 to £103.5 million in 2008 and decreased to £98.4 million in 2009, representing approximately 43%, 35% and 32% of total revenues in 2007, 2008 and 2009, respectively. License revenues in US dollars decreased from $217.9 million in 2007 to $189.7 million in 2008 and decreased to $164.1 million in 2009.

Processor Division (PD) dollar license revenues grew by 11% in 2008 and decreased by 12% in 2009. Licensing revenues are driven by customers’ on-going R&D programs. Despite the difficult economic climate, these programs continued during 2009, but with limited budgets with the result that ARM signed more licences with a lower up-front cost, but higher expected future royalties.

The portfolio of licensable products comprises a rich mix of proven ARM technology, such as the ARM7, ARM9 and ARM11 families of products and newer technology such as the Cortex family of products and the Mali 3D graphics processors.

87 new licenses were signed in 2009 compared to 61 in 2008 and 62 in 2007. Revenues from Cortex family products accounted for 42% of PD license revenues in 2009, compared to 37% in 2008 and 31% in 2007. Cortex products started generating revenue in 2005. ARM11 accounted for 9% of PD license revenues in 2009, compared to 14% in 2008 and 23% in 2007. 20 companies became new ARM Partners in 2009, bringing the total number of semiconductor partners to more than 220 at the end of 2009. This total number of semiconductor partners was net of those companies that have signed licenses with ARM in the past but have since been acquired by other companies or who no longer have access to ARM technology for other reasons.

During 2009, 45 Cortex family licenses were signed, bringing the accumulated total of Cortex family licenses to 101. 13 licenses to ARM’s Mali 3D graphics processors were signed in 2009, bringing the accumulated total of Mali licenses to 27.

License revenues from non-core products, covering items such as platforms, peripherals, embedded trace modules, embedded software, data engines, models and sub-systems were £7.4 million in 2009, compared to £13.5 million in 2008 and £10.8 million in 2007, representing approximately 10% of processor license revenues in 2009, 17% in 2008 and 13% in 2007, respectively.

In 2009, ARM maintained progress in achieving the long term strategic goal of providing ARM’s physical IP to leading Integrated Device Manufacturers (“IDM”) and Fabless semiconductor companies and continued to sign synergistic licenses that have been enabled by the combination of ARM and Artisan. Synergistic deals include, in management’s determination, both instances of physical IP being licensed to ARM Partners and instances of contracts being won against the competition due to both processor and physical IP being available from ARM.

Licensing momentum for ARM’s advanced physical IP products continued and by the end of 2009, ARM had signed a total of 23 royalty bearing platform licenses at 65nm and below, compared with 19 at the end of 2008. This included licenses with GLOBALFOUNDRIES , Inc. and a leading fabless semiconductor company. ARM’s Physical IP Division (PIPD) reported license revenues of £22.0 million in 2009 (2008: £24.2 million; 2007: £27.3 million), representing approximately 22% of total license revenues in 2009 (2008: 23%; 2007: 25%).

During 2009, the combination of ARM and Artisan has continued to provide benefits other than synergistic license revenues. Cortex-A class processors benefit from physical IP optimized for high-performance and low-power on advance process nodes; and Cortex-M class processors benefit from physical IP optimized for low-performance and low-power on mature process nodes. Two licenses were signed for Osprey, the optimized version of Cortex-A9.

Revenues from the sale of development systems increased from £27.9 million in 2007 to £31.1 million in 2008 and further to £32.9 million in 2009, representing approximately 11% of total revenues in 2007, 10% in 2008 and 11% in 2009. Development systems revenues in US dollars grew from $55.6 million in 2007 to $57.8 million in 2008 and decreased to $51.6 million in 2009. The previous growth was generated by working with customers on longer term relationships for the supply of RealView® Developer tools for software development and a healthy market place for tools to support the ever -broadening portfolio of ARM microprocessors. The decrease in 2009 is due to the overall industry and economic conditions. Development Systems has continued to enter into more multi-year contracts for larger product volumes which improves the visibility of business going forward and builds a good customer base from which to drive new innovation.

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

Royalties increased from £104.1 million in 2007 to £147.7 million in 2008 and further to £155.4 million in 2009, representing 40%, 49% and 51% of total revenues in 2007, 2008 and 2009, respectively. US dollar royalty revenues grew from $208.8 million in 2007 to $266.8 million in 2008 and decreased to $244.4 million in 2009. Royalty revenues in 2009 comprised £132.5 million from PD and £22.9 million from PIPD. PD volume shipments increased from 2.9 billion units in 2007 to 4.0 billion in 2008, with the increase in volumes coming from all market segments. Total unit shipments by the Company’s customers in 2009 of 3.9 billion represented a slight decrease of 2% compared to 2008. Total unit shipments of mobile handsets worldwide declined by 10% in 2009, but as more ARM technology is typically incorporated into more feature-rich handsets, the Company benefited from the higher proportion of smartphones shipped in the year. Beyond mobile, the Company continued to gain share in all target end-markets including digital televisions, hard disk drives and microcontrollers.

The Company expects royalty revenues to grow year-on-year although they may be subject to significant fluctuations from quarter to quarter. The total number of partners shipping ARM technology-based products at the end of 2009 was 94 after taking into account corporate activity within the ARM partnership. 30 companies were paying meaningful royalties for physical IP products at the end of the year.

Service revenues. Service revenues consist of support, maintenance and training. Service revenues increased from £16.4 million in 2007 to £16.6 million in 2008, and further to £18.2 million in 2009, representing 6% of total revenues in each year. Service revenues in US dollars, being the primary currency of revenues generated, declined from $32.0 million in 2007 to $31.9 million in 2008 and to $29.4 million in 2009.

Geographic analysis. The Company earns revenues from customers who are based in many geographies. The following table sets forth, for the periods indicated, revenue by geographic destination as a percentage of total revenue per the Company’s consolidated financial statements. The proportion of revenues from the Asia Pacific region is increasing as the level of licensing and royalty shipments from customers based in China, South Korea and Taiwan increases.

	Year ended December 31,
	2007	2008	2009
	%	%	%
Revenue by destination:
North America	42	38	36
Japan	16	18	16
Asia Pacific, excluding Japan	25	27	33
Europe	17	17	15
Total	100	100	100

Product costs. Product costs are limited to variable costs of production such as the costs of manufacture of development systems, amortization of third-party technology licenses, cross-license payments to collaborative partners and time of engineers on PIPD projects. Product costs were £21.5 million in 2007, £24.5 million in 2008 and £16.6 million in 2009, representing 8%, 8% and 5% of total revenues in 2007, 2008 and 2009, respectively. Product costs decreased in 2009 due to the rebalancing of PIPD resources between customized work and platform development work resulting in more effort being classified as research and development expenditure. In 2007 and 2008, the proportion of development systems costs was approximately 25% and 15%, respectively, with PIPD direct costs of approximately two-thirds and the balance third-party licenses and cross-license payments to collaborative partners. In 2009, development systems costs made up approximately 20% of total product costs, PIPD direct costs accounting for approximately 55% and the balance relating to third-party licenses and cross-license payments. Product gross margin in 2009 was 94%, compared to 91% in 2008 and 2007.

Service costs. Service costs include the costs of support and maintenance services to licensees of ARM technology. Cost of services was £6.7 million in 2007, £8.3 million in 2008 and £8.8 million in 2009. The gross margins earned on service revenues were approximately 61% in 2007, 50% in 2008 and 51% in 2009. Costs increased in 2008 as the business invested more in the engineering departments, a proportion of which is allocated to services costs. In 2009, the relative strength of the dollar gave rise to an increase in costs when translated into sterling. Stock-based compensation costs included within service costs in 2007, 2008 and 2009 are £1.0 million £1.1 million and £1.3 million, respectively.

Performance indicators. The Company’s management uses several performance indicators in assessing the Company’s performance, of which revenues and earnings per share are the most important. Revenues are discussed in further detail in “—Results of Operations” above. Earnings per share are disclosed in our financial statements filed herewith. Another performance indicator for the business is backlog, defined as the aggregate value of contracted business not yet recognized as revenue in the profit and loss account. Period-end backlog excludes royalty revenue, which is recognized upon receipt of the royalty reports from our partners and consequently passes into backlog and is immediately released when invoiced.

The Company discloses the quarterly trend in backlog along with the maturity profile (how much is expected to be recognized as revenue in the next two quarters, in the subsequent two quarters, and over more than one year), and its composition is split between the main component parts.

	At December 31,
Maturity profile of backlog	2008	2009
Next two quarters (Q1 2010 and Q2 2010)	37%	29%
Subsequent two quarters (Q3 2010 and Q4 2010)	28%	28%
Greater than twelve months	35%	43%
Total	100%	100%

	At December 31,
Backlog composition	2008	2009
Processors	54%	60%
Physical IP	22%	18%
Support & Maintenance and Others	24%	22%
Total	100%	100%

At the end of 2009, backlog was 22% higher than at the beginning of the year due to strong licensing traction for new products where revenue is typically recognized over several quarters.

Another performance indicator is the number of patent applications submitted by ARM employees. ARM incentivizes its employees to submit patent applications by awarding patent bonuses. The number of proposed patent applications submitted by ARM employees was 193 in 2009, 143 in 2008 and 193 in 2007.

Research and development costs. Research and development costs increased from £84.0 million in 2007 to £87.6 million in 2008 and further to £112.2 million in 2009, representing 32%, 29% and 37% of total revenues in 2007, 2008 and 2009, respectively. Costs in 2007, 2008 and 2009 included £9.7 million, £10.3 million and £11.4 million of share-based compensation charges and £10.0 million, £10.9 million and £7.7 million of amortization of intangible assets acquired with business combinations, respectively. Excluding these charges, research and development costs were £64.3 million, £66.4 million and £93.1 million representing 25%, 22% and 31% of total revenues in 2007, 2008 and 2009, respectively. Continued investment in research and development remains an essential part of the Company’s strategy as the development of new products to license is key to its ongoing success. Costs have risen in 2009 partly due to the stronger US dollar and partly due to a higher proportion of PIPD engineering costs being charged to research and development costs.

Average engineering headcount decreased from 1,163 in 2007 to 1,115 in 2008 following some selective restructuring in 2008. Average engineering headcount increased slightly to 1,141 in 2009. Staff costs increased due partly to the strength of the dollar, but also because bonuses payable on the achievement of financial performance targets in 2009 were higher than those in 2008.

Typically, when a new product is in development, the Company seeks to work with a small number of potential customers interested in licensing the product. Once the customers are identified, further work is undertaken to complete the product’s fundamental design, after which it is transferred to the customers’ semiconductor process so that a series of test chips may be manufactured and validated. The Company cannot determine whether the product can be manufactured in accordance with its design specifications, including functions, features, and technical performance requirements, until the end of this process. Since all design, coding, and testing activities must be completed before technological feasibility is established, the Company does not capitalize any product development costs.

Sales and marketing. Sales and marketing expenditure increased from £55.3 million in 2007 to £57.4 million in 2008 and to £61.7 million in 2009, representing 21%, 19% and 20% of total revenues in 2007, 2008 and 2009, respectively. Costs in 2007, 2008 and 2009 included £3.4 million, £2.0 million and £3.6 million of share-based compensation charges and £8.5 million, £8.1 million and £8.0 million of amortization of intangibles acquired with business combinations, respectively. Excluding these charges, sales and marketing costs were £43.4 million, £47.3 million and £50.1 million, representing 17%, 16% and 16% of total revenues in 2007, 2008 and 2009, respectively. Average headcount in this area increased from 312 in 2007 to 350 in 2008 and decreased to 334 in 2009. Overall sales and marketing costs have increased in 2008 and 2009 due to increased staff bonuses and sales commissions and to the comparative strength of the US dollar in 2009.

General and administrative. General and administrative costs were £52.1 million in 2007, £61.1 million in 2008 and £60.0 million in 2009, representing 20% of total revenues in each year. Costs included £2.7 million, £2.0 million and £2.7 million relating to share-based compensation charges and £0.6 million, £0.7 million and less than £0.1 million of amortization of intangibles acquired with business combinations, in 2007, 2008 and 2009, respectively. Furthermore, these costs included £1.0 million in 2007, £1.9 million in 2008 and £8.5 million in 2009 of restructuring charges. Excluding these items, general and administrative costs were £47.8 million, £56.5 million and £48.8 million, representing 18%, 19% and 16% of total revenues in 2007, 2008 and 2009, respectively.

General and administrative average headcount in 2009 was 248, slightly up from 226 in 2007 and 246 in 2008. The increase in 2008 was primarily due to organic growth to strengthen the infrastructure of the Company as it expands.

Unrealized future foreign exchange losses on certain committed but not yet invoiced future revenue streams of £9.8 million (2008: gains of £12.5 million; 2007: gains of £1.4 million) were recorded in 2009. The losses in the year were predominantly a reversal of the gains made in 2008 on embedded derivatives, due to both invoices being issued and also the weakening of the dollar during 2009. There were other foreign exchange gains of £0.2 million in 2007, charges of £15.6 million in 2008 and gains of £17.1 million in 2009. The gains in 2009 have been predominantly due to the weakening of the dollar during the year resulting in a combination of the reversal of some of the currency exchange contracts’ mark-to-market provisions made in 2008 and the revaluation of the embedded derivatives noted above once invoiced. The overall net charge or gain depends upon the mix and quantum of non-sterling denominated monetary assets (including cash, accounts receivable and accounts payable), embedded derivatives and currency exchange contracts.

In 2007, the carrying values of the Company’s investments in Superscape Group plc and CoWare Inc. were written down by £2.1 million in aggregate. General and administrative costs have also increased due to higher IT costs to provide appropriate systems and due to the administrative costs relating to Sarbanes-Oxley compliance work.

Restructuring costs. As noted above, the Company has continued to monitor its running costs and has made some strategic reductions in headcount within each of the divisions, resulting in total restructuring costs of £8.5 million in 2009, £1.9 million in 2008 and £1.0 million in 2007, primarily staff severance costs. The majority of the 2009 restructuring costs relate to the closure of the Belgian operation. It is anticipated that annualized savings of approximately £3.0 million will be achieved as a result of this closure.

Amortization of intangible assets. Licenses to use third party technology are capitalized and amortized over the useful economic period that the Company is expected to gain benefit from them (generally between three and ten years). Licenses totaling £5.9 million were purchased during 2001 to 2006, with further licenses for £2.5 million being purchased in 2007, £7.0 million in 2008 and £nil million in 2009. Amortization of these licenses amounted to £1.8 million in 2009 (2008: £0.5 million; 2007: £0.4 million). At December 31, 2009, the net book value of these assets was £8.8 million which will be amortized over the next seven years.

During 2004, the Company purchased Axys Design Automation, Inc. and Artisan Components, Inc. (now part of ARM, Inc.). Intangibles acquired and capitalized as part of these business combinations (including developed and core technology, customer relationships, trademarks and in-process research and development) totaled £2.3 million and £74.4 million, respectively, and are being amortized over five years and between one and six years. The total charge for Axys and Artisan, respectively, was £0.4 million and £14.0 million in 2007 and £0.4 million and £14.8 million in 2008. In 2009, the charge was £0.3 million and £10.9 million, respectively.

During 2005, the Company purchased Keil Elektronik GmbH and Keil Software, Inc. Intangibles acquired and capitalized consisted of developed technology, customer relationships and trade names and totaled £8.7 million. These intangibles are being amortized between two and five years and the amortization was £2.4 million in 2007, £1.8 million in 2008 and £1.0 million in 2009.

During 2006, the Company purchased Falanx Microsystems AS, a graphics IP company in Norway. Intangibles acquired and capitalized consisted of developed technology and customer relationships and totaled £5.3 million. These are being amortized over three to five years and the charge in 2007 was £1.2 million, £1.2 million in 2008 and in 2009 was £1.0 million. The Company also purchased Soisic SA, an IP company based in France and the US. Intangibles acquired and capitalized were all developed technology and totaled £4.3 million. This is being amortized over five years with £0.9 million being charged in 2007, £1.0 million being charged in 2008 and £1.1 million in 2009. The Company also purchased certain assets of PowerEscape Inc., giving rise to £1.0 million of in-process research and development. This is being amortized over three years with £0.3 million, £0.3 million and £0.2 million being charged to the income statement in 2007, 2008 and 2009, respectively.

During 2008, the Company purchased Logipard AB, a video IP company in Sweden. Intangibles acquired and capitalized consisted of developed technology, customer relationships and in-process research and development and totaled £5.0 million. These are being amortized over three to five years and the charge in 2008 was £nil since the acquisition occurred close to the end of the year and in 2009 was £1.2 million. As part of the acquisition, the Company also acquired some contracts from the parent company of Logipard. The value of these contracts is £1.8 million which has been capitalized and will be amortized over their useful economic lives and the charge in 2009 was £0.5 million.

Profit on disposal of available-for-sale security. The Company disposed of its entire investment in Superscape Group plc in 2008 for nil profit or loss following the write down to the carrying value in 2007 noted above.

Interest. Net interest receivable decreased from £5.4 million in 2007 to £3.2 million in 2008 and to £1.6 million in 2009. The decrease in 2008 was due mainly to the decrease in bank base rates in the second half of the year. The decrease in 2009 was due mainly to the low bank base rates for the whole of the year. The Company invested cash balances over periods of up to one year during 2009, although typically for periods of less than six months.

Profit before tax. Profit before tax was £45.1 million in 2007, £63.2 million in 2008 and £47.3 million in 2009, representing 17%, 21% and 15% of total revenues, respectively. Revenues were higher in 2008 which, combined with the strengthening of the US dollar helped to improve margins. In 2009, the continued strength of the US dollar has resulted in sterling revenues being higher than for the previous year, although the strength of the US dollar was also largely responsible for an increase in operating expenses, which combined with an increase in share-related and restructuring charges resulted in lower overall profits.

Tax charge. The Company’s effective tax rates were 22% in 2007, 31% in 2008 and 14% in 2009. In 2007, the effective rate was lower than the weighted average rate due to a smaller tax credit arising from a tax-deductible foreign exchange loss and continued benefits from the structuring of the Artisan acquisition. The rate increased in 2008 as foreign exchange losses of the type recorded in 2007 did not recur and changes in the Company’s share price impacted the deferred tax assets on share-based awards (as the lower the share price, the lower the asset). In 2009, the increase in the share price has reversed the impact on the deferred tax assets on share-based awards resulting in a significantly lower tax rate.

Segment Information

At December 31, 2009, the Company was organized on a worldwide basis into three business segments, namely the Processor Division (“PD”), the Physical IP Division (“PIPD”) and the Systems Design Division (“SDD”). This was based upon the Company’s internal organization and management structure and was the primary way in which the Chief Operating Decision Maker (“CODM”) and the rest of the board were provided with financial information. Whilst revenues were reported into four main revenue streams (namely licensing, royalties, development systems and services), the costs, operating results and balance sheets were only analyzed by the three segments.

PD primarily comprises the ARM processor and services businesses. Recent acquisitions have been allocated to the various divisions as follows: Falanx in 2006 and Logipard in 2008 to PD and Soisic in 2006 to PIPD. Goodwill on each acquisition has also been allocated to these divisions, except for Artisan where the goodwill arising was allocated between PD and PIPD. See Note 16 to the Consolidated Financial Statements for the allocation of goodwill by segment.

Processor Division (PD)

The Processor Division encompasses those resources that are centered around microprocessor cores, including specific functions such as graphics and video IP, fabric IP, embedded software IP and configurable digital signal processing (“DSP”) IP.

Revenues. Total PD revenues for 2007, 2008 and 2009 were £187.8 million, £221.4 million and £227.2 million, respectively.

License revenues decreased from £83.4 million in 2007, to £79.3 million in 2008, and decreased to £76.5 million in 2009, representing approximately 44%, 36% and 34% of total PD revenues in 2007, 2008 and 2009, respectively. License revenues in US dollars decreased from $163.5 million in 2007 to $145.1 million in 2008 and decreased to $128.2 million in 2009. Licensing revenues are driven by customers’ on-going R&D programs. Despite the difficult economic climate, these programs continued during 2009, but with limited budgets with the result that ARM signed more licences with a lower up -front cost, but higher expected future royalties. The portfolio of licensable products comprises a rich mix of proven ARM technology, such as the ARM7, ARM9 and ARM11 families of products, and newer technology such as the Cortex family of products and the Mali 3D graphics processors. See “— Results of Operations—Product revenues” above for further details.

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

PD royalties increased from £88.0 million in 2007 to £125.5 million in 2008 and increased to £132.5 million in 2009, representing 47%, 57% and 58% of total PD revenues in 2007, 2008 and 2009, respectively. Royalty revenues in US dollars were $176.5 million, $226.5 million and $208.1 million in 2007, 2008 and 2009, respectively. PD volume shipments increased from 2.9 billion units in 2007 to 4.0 billion units in 2008, and decreased slightly to 3.9 billion units in 2009, representing an increase of 18%, 38% and a decrease of 2% in 2007, 2008 and 2009, respectively. Royalty revenues when reported in US dollars decreased by a greater amount that the decline in units shipped due to a decrease in overall average royalty per chip as the Company’s products get designed into a wider range of end-products such as microcontrollers and Bluetooth which have a lower selling price.

Service revenues consist of design consulting services and revenues from support, maintenance and training. Service revenues increased from £16.4 million in 2007 to £16.6 million in 2008, and increased further to £18.2 million in 2009, representing 9%, 7% and 8% of total PD revenues in 2007, 2008 and 2009, respectively. Service revenues in US dollars were $32.0 million in 2007, $31.9 million in 2008 and $29.5 million in 2009.

Operating costs. Operating costs for 2007, 2008 and 2009 were £113.9 million, £124.6 million and £148.8 million, respectively. Operating costs include cost of sales (comprising products costs and service costs), research and development costs, sales and marketing costs and general and administrative costs. Included within these costs were £10.6 million, £8.9 million and £10.7 million of share-based compensation charges and £1.2 million, £1.2 million and £2.6 million of amortization of intangibles relating to business combinations, respectively. Furthermore, operating costs included restructuring costs of £7.3 million relating primarily to the closure of the Belgium office. Excluding these share-based compensation, amortization and restructuring charges, PD operating costs were £102.1 million, £114.5 million and £128.2 million in 2007, 2008 and 2009, respectively. The increase in costs was partly due to the continued strength of the US dollar in 2009 as well as an increase in investment in the media processing part of the division.

Profit before tax. Profit before tax was £73.9 million in 2007, £96.8 million in 2008 and £78.4 million in 2009, representing 39%, 44% and 35% of total PD revenues, respectively. Excluding share-based compensation charges, intangible amortization and restructuring charges margins in 2007, 2008 and 2009 were 46%, 48% and 44%, respectively.

Capital expenditure. Capital expenditure represents additions of property, equipment and software. In 2007, 2008 and 2009 such expenditure was £3.2 million, £3.4 million and £2.9 million, respectively.

Total assets, total liabilities and net assets. Total assets in 2007, 2008 and 2009 were £171.7 million, £235.9 million and £215.3 million, respectively. Total assets were lower at the end of 2009 largely as a result of the weaker US dollar compared with the end of 2008, decreasing the value of US dollar assets, particularly goodwill and other intangibles. Total liabilities in 2007, 2008 and 2009 were £33.6 million, £41.7 million and £54.5 million, respectively. The increase in 2009 is mainly due to the high level of accruals at the end of 2009 for bonuses and as well as the increase in deferred revenue due to amounts invoiced on a number of high-value deals for products that will not be delivered until 2010. PD had net assets of £138.1 million, £194.2 million and £160.8 million in 2007, 2008 and 2009, respectively.

Goodwill. Management is of the opinion that a portion of the goodwill arising on the acquisition of Artisan in December 2004 is attributable to PD. The directors believe that revenue will accrue to PD as a result of the ownership of PIPD for the following reasons:

●
the development of faster and more power-efficient microprocessors as a result of collaboration between PD and PIPD engineering teams. This is expected to generate more PD licensing deals at higher prices;

●	the potential for PD to win more microprocessor licensing business as a result of ARM being able to offer both processor and physical IP in-house; and

●	the improvement in PD operating margins as a result of being able to transfer a number of engineering tasks to the Bangalore design centre acquired with Artisan.

Goodwill increased from £107.3 million in 2007 to £143.6 million in 2008 and decreased to £135.7 million in 2009. The increase in goodwill in 2008 is mostly due to the strong US dollar but also increased by £2.0 million by the acquisition of Logipard. The decrease in 2009 is mainly due to the weaker US dollar at the end of 2009.

Physical IP Division (PIPD)

Revenues. Total PIPD revenues in 2007, 2008 and 2009 were £43.4 million, £46.4 million and £44.9 million, respectively. In 2007, 2008 and 2009, PIPD’s license revenues were £27.3 million, £24.2 million and £22.0 million, respectively; and its royalty revenues were £16.1 million, £22.2 million and £22.9 million, respectively. In US dollar terms, licensing revenue decreased from $54.4 million in 2007 to $44.6 million in 2008 and to $35.9 million in 2009, and royalty revenue increased from $32.3 million in 2007 to $40.2 million in 2008 and decreased to $36.2 million in 2009. The decrease in licensing revenue in 2008 was due in part to the strategic decision taken by the Company to prioritize the deployment of engineering resources on the development of leading- edge physical IP technology rather than converting existing backlog into short-term revenue. This decision was taken in order to best position the Company to provide outsourced physical IP to leading semiconductor companies. Royalty revenue increased in 2008 due to higher utilization rates at the foundries earlier in the year. However, both licensing and royalty revenues were lower in 2009 as a result of foundries cutting utilization due to the difficult economic conditions.

Operating costs. Operating costs for 2007, 2008 and 2009 were £62.8 million, £73.2 million and £81.1 million, respectively. Operating costs include product cost of sales, service cost of sales, research and development costs, sales and marketing costs and general and administrative costs. Included within these costs were £3.4 million, £3.7 million and £5.0 million of share-based compensation charges and £14.8 million, £15.8 million and £12.1 million of amortization of intangibles relating to business combinations, respectively. Furthermore, operating costs included restructuring costs of £1.4 million and £0.4 million in 2008 and 2009, respectively, primarily related to staff severance costs. Excluding these share -based compensation, amortization and restructuring charges, PIPD operating costs were £43.6 million, £52.3 million and £63.6 million in 2007, 2008 and 2009, respectively.

Total average PIPD headcount was 527, 532 and 512 in 2007, 2008 and 2009, respectively. The number of heads decreased in 2009 as part of the strategic cost management of the division. The increase in the sterling value of costs in 2009 is largely due to the strengthening of the US dollar. Whilst overall headcount in the division grew in 2007, the headcount in the US reduced with most of the growth coming in the design center in India. Also a bonus was paid in PIPD in 2008 and 2009, whereas no bonus was paid in 2007.

Loss before tax. PIPD recorded a loss before tax of £19.4 million, £26.7 million and £36.2 million in 2007, 2008 and 2009, respectively. Excluding the share-based compensation, amortization and restructuring charges noted above, PIPD recorded a loss before income tax of £0.2 million, a loss of £5.8 million and a loss of £18.7 million in 2007, 2008 and 2009, respectively. The increased loss in 2008 was mainly the result of the reduced revenues in the year as explained above and also due to a large proportion of PIPD costs being US dollar denominated, thereby being affected by the strengthening dollar. The increased loss in 2009 is due primarily to the difficult trading conditions and the resulting decrease in revenues. Costs were higher mainly due to the comparative strength of the US dollar throughout the year. Revenues and margins are expected to recover from the short term impact of the recession and improve in future periods.

Capital expenditure. Capital expenditure represents additions of property, equipment and software. In 2007, 2008 and 2009 such expenditure was £1.3 million, £4.5 million and £3.4 million, respectively.

Total assets, total liabilities and net assets. Total assets in 2007, 2008 and 2009 were £358.3 million, £463.3 million and £402.2 million, respectively, with the movements in all three years being largely attributable to foreign exchange differences on goodwill and other intangibles arising on the Artisan acquisition, and amortization of the intangibles. Total liabilities in 2007, 2008 and 2009 were £14.4 million, £20.2 million and £24.8 million, respectively. PIPD had net assets of £343.9 million, £443.1 million and £377.4 million in 2007, 2008 and 2009, respectively.

Goodwill. Goodwill in 2007, 2008 and 2009 was £302.1 million, £407.9 million and £366.3 million, respectively. The increase in 2008 and the decrease in 2009 were due to foreign exchange movements. Part of the goodwill in respect of the Artisan acquisition has been allocated to PD (see above).

Systems Design Division (SDD)

Revenues. SDD revenues increased from £27.9 million in 2007 to £31.1 million in 2008 and to £32.9 million in 2009. US dollar revenues for the division were $55.6 million in 2007, $57.8 million in 2008 and $51.6 million in 2009. Underlying growth in 2008 was generated by working with customers on longer term relationships for the supply of tools for software development and a healthy market place for tools to support the broadening portfolio of ARM microprocessors. The decrease in 2009 was due to the overall industry and economic conditions. SDD has continued to enter into more multi-year contracts for larger product volumes which improves the visibility of business going forward and builds a good customer base from which to drive innovation.

Operating costs. Operating costs for 2007, 2008 and 2009 were £43.0 million, £38.2 million and £37.0 million, respectively. Operating costs include cost of sales, research and development costs, sales and marketing costs and general and administrative costs. Included within these costs were share-based compensation charges of £2.9 million, £2.8 million and £3.3 million and amortization of intangibles purchased through business combinations of £3.1 million, £2.6 million and £1.5 million in 2007, 2008 and 2009, respectively. Furthermore in 2008 and 2009, there were charges relating to the restructuring of the division of £0.5 million and £0.8 million, respectively, which were predominantly in respect of staff severance costs. Excluding these share-based compensation, amortization and restructuring charges, operating costs were £37.0 million, £32.3 million and £31.4 million, respectively.

Total costs were lower in 2008 and 2009 due to this restructuring and reduced headcount, but also due to obtaining better prices from suppliers for the products sold.

Loss before tax. SDD recorded a loss before income tax of £15.1 million, £7.0 million and £4.1 million in 2007, 2008 and 2009, respectively. Excluding the charges for share -based compensation, amortization and restructuring noted above, SDD made a loss of £9.1 million, a loss of £1.1 million and a profit of £1.5 million in 2007, 2008 and 2009, respectively.

Capital expenditure. Capital expenditure represents additions of property, equipment and software. In 2007, 2008 and 2009 such expenditure was £0.9 million, £0.8 million and £0.6 million, respectively.

Total assets, total liabilities and net assets. Total assets in 2007, 2008 and 2009 were £32.2 million, £32.1 million and £28.1 million, respectively. The decreases in 2008 and 2009 were primarily due to the amortization of the acquired intangibles. Total liabilities in 2007, 2008 and 2009 were £10.3 million, £10.6 million and £9.2 million, respectively. SDD had net assets of £21.9 million, £21.5 million and £18.9 million in 2007, 2008 and 2009, respectively.

Goodwill. Goodwill in 2007, 2008 and 2009 was £11.5 million, £16.3 million and £14.8 million, respectively. The fluctuations are primarily due to the impact of foreign exchange difference on the Axys and KSI goodwill which is denominated in dollars and KEG goodwill which is denominated in euros.

Foreign Currency Fluctuations

Foreign currency fluctuations. The Company’s earnings and liquidity are affected by fluctuations in foreign currency exchange rates, principally the US dollar rate, as most of the Company’s revenues and cash receipts are denominated in US dollars while a high proportion of its costs are in sterling.

The Company hedges its exposure using forward contracts for the sale of US dollars, which are negotiated with major UK clearing banks. The Company also uses currency options for a limited proportion of its dollar exposure. The fair values of the currency exchange contracts outstanding at December 31, 2007, 2008 and 2009 are disclosed in Note 1c to the Consolidated Financial Statements. The settlement period of the forward contracts outstanding at December 31, 2009 was between January 7, 2010 and April 7, 2010. The settlement period of the option contracts outstanding at December 31, 2009 was between January 22, 2010 and December 31, 2010.

Contingencies and Loss Provisions

The accounting policy with respect to loss provisions is described in “—Operating Results—Critical Accounting Policies and Estimates—Provisions” above. Intellectual property disputes to which we are party are described in “Item 8. Financial Information—Legal Proceedings.” There was a £900,000 provision for such disputes as of December 31, 2009 (2008: £nil; 2007: £150,000) as, based on the facts and circumstances surrounding any disputes, the Company believes these costs are likely to be incurred in resolving the disputes.

Risk Factors

For a discussion of the risks faced by the Company, see “Item 3. Key Information—Risk Factors.”

Recently Issued Accounting Announcements

IFRS Accounting Standards and Pronouncements

For a description of newly published IFRS accounting standards see Note 1 to the Consolidated Financial Statements. There are no significant amendments to accounting policies during the year as a result of new accounting standards.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations primarily through cash generated from operations. Over the previous three years we have received £43.6 million in cash from the issuance of shares and transfers of treasury shares to employees who have exercised options in the Company.

The Company’s operating activities provided net cash of £59.8 million, £100.5 million and £96.6 million in 2007, 2008 and 2009, respectively.

Accounts receivable decreased by £0.3 million in 2007, increased by £6.4 million in 2008, and decreased by £9.5 million in 2009. Days’ sales outstanding were 49 at December 31, 2007 and at December 31, 2008 and were 46 at December 31, 2009. The increase in accounts receivable in 2008 was primarily due to the strengthening of the US dollar resulting in a higher sterling equivalent of US dollar receivables and in 2009 accounts receivable were lower due to the comparatively weaker US dollar and reduced revenues in the final quarter of the year compared to 2008. Included within accounts receivable are amounts recoverable on contracts as discussed within deferred revenue below. Prepaid expenses and other assets increased by £3.3 million in 2007, increased by £21.4 million in 2008, and decreased by £10.2 million in 2009. The increase in 2007 was mainly due to a four-year agreement for EDA tools where, for commercial reasons, monies were paid upfront. The substantial rise in 2008 was mainly due to the fair-value of embedded derivatives increasing, further upfront EDA tools payments and amounts receivable in relation to R&D credits. The decrease in 2009 was primarily as a result of the decrease in the fair-value of embedded derivatives as noted above. Inventories have remained at similar levels to 2008. There have been no other significant movements in other current assets.

Accounts payable increased by £0.4 million in 2007, £4.7 million in 2008 and decreased by £4.7 million in 2009. The uplift in 2008 related to amounts owed in connection with preparation of the new San Jose office, which was occupied in early 2009. Accrued and other liabilities reduced by £8.0 million in 2007, increased by £6.8 million in 2008 and increased again by £14.6 million in 2009. The main increase in 2008 was as a result of increased staff bonus and sales commission provisions following improved overall Company results in 2008. The fall in 2007 was due to lower staff and sales bonuses in 2007 compared to 2006, reduced accrued payables on acquisition consideration, as well as the timing of invoicing on some large EDA lease contracts resulting in lower accruals. The increase in 2009 was as a result of higher sales and staff bonuses, restructuring provisions in Belgium and Germany and an increase in provisions for personnel taxes on share options due to the increased share price.

At December 31, 2009, the Company recorded approximately £39.6 million of deferred revenues which represented cash or receivables scheduled to be recognized as revenues in varying amounts after December 31, 2009. At December 31, 2007 and 2008, the Company recorded approximately £27.5 million and £29.9 million of deferred revenues, respectively. Deferred revenues are an element of customer backlog, and represent amounts invoiced to customers not yet recognized as revenues in the income statement. Similarly, the Company recorded £13.0 million of amounts recoverable on contracts (“AROC”) at December 31, 2009, compared to £24.5 million and £17.9 million at December 31, 2007 and 2008, respectively. AROC represents amounts that have been recognized as revenue in the income statement but are yet to be invoiced to customers. Both deferred revenue and AROC fluctuate due to the maturity profile of ARM’s products, and invoicing milestones within contracts.

The Company believes that, given its current level of business, it has sufficient working capital for the foreseeable future.

Cash flow from operations has been used to fund the working capital requirements of the Company as well as capital expenditure. Cash outflow from capital expenditure in 2009 was £6.0 million for property, plant and equipment, and £3.9 million for other intangible assets, compared with £8.1 million and £5.9 million in 2008 and £4.7 million and £3.3 million in 2007, respectively. Capital expenditure on property, plant and equipment increased in 2008 primarily due to the outfitting of the new San Jose office, as well as the ongoing replacement of IT equipment. Other intangible assets comprised software, technology and assigned contracts in relation to the acquisition of Logipard AB as well as other third party technology licenses.

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

The Company made no acquisitions in 2009 but made additional payments in respect of the Soisic and Logipard acquisitions of £0.6 million.

The Company envisages making further strategic investments in the future in situations where the Company can broaden its product portfolio, where it can obtain skilled engineering resources and where the potential for furthering ARM core-based design wins is improved significantly.

In 2007, £2.5 million was invested via convertible loan notes in W&W Communications Inc., an unlisted US company. This loan note earned interest at 10% per annum and would have converted to a maximum holding of 14.99% upon further fundraising by the company. An additional £1.0 million was invested in W&W in 2008, but the entire loan note, including accrued interest, was repaid before the end of the year.

The Company sold its investment in Superscape Group plc in 2008 for £1.5 million. Other investment proceeds in 2008 came from the repayment of the W&W loan notes as noted above.

In 2009, the Company invested £0.9 million in Esol Co Ltd, an embedded software company in Japan, £2.1 million in Ideaworks 3D Limited, a UK software company, £0.4 million in Smooth-stone, Inc., a US company specializing in low-power server technology, £0.4 million in Triad Semiconductor inc, a US company specializing in mixed signal ASICs, £0.1 million in Cyclos Semiconductor Inc, a US company specializing in on-chip energy harvesting, £0.7 million in Arteris Holdings Inc, a US network-on-chip company and £4.9 million in Cognovo Limited, a UK company specializing in software-defined modem techniques and solutions.

The Company has an ongoing share buy-back program to supplement dividends in returning surplus funds to shareholders. During 2007 and 2008 the Company bought back 94.5 million and 41.2 million shares at a total cost of £128.6 million and £40.3 million, respectively. The Company did not buy back any shares during 2009. Dividends totaling £29.0 million were paid to shareholders in 2009 (2008: £26.4 million; 2007: £18.5 million). In aggregate, the Company has returned over £368 million since 2004 through buy-backs and dividends. Share option exercises in 2009 gave rise to a £19.1 million cash inflow to the Company compared to £5.6 million in 2008 and £18.9 million in 2007.

Cash, cash equivalents, short- and long-term investment and marketable securities balances at December 31, 2009 were £141.8 million compared to £78.8 million at December 31, 2008 and £51.3 million at December 31, 2007.

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

During 2008, the Company entered into a £50 million revolving credit facility providing the Company access to funds for any corporate purpose. The Company did not draw down on this facility at any time during 2008 or 2009, and it was not renewed in 2009.

RESEARCH AND DEVELOPMENT

Research and development is of major importance and, as part of its research activities, the Company collaborates closely with universities worldwide, and plans to continue its successful engagement with the University of Michigan. Key areas of product development for 2010 include the development of further energy-efficient, high-performance engines for both data and control applications such as ARM cores based on symmetric multiprocessor and superscalar technology. The Company is investing in future physical IP development, including lower-power, low-leakage technologies for both bulk CMOS and SOI processes to ensure leadership in this market. In addition, the Company will deliver development tools, graphics processors and fabric IP to enable its customers to design and program system-on-chip products.

The Company incurred research and development costs of £112.2 million in 2009, £87.6 million in 2008 and £84.0 million in 2007. See “Item 4. Information on the Company—Business Overview—Research and Development” and “—Operating Results—Results of Operations—Research and development costs” above.

OFF-BALANCE SHEET ARRANGEMENTS AND AGGREGATE CONTRACTUAL OBLIGATIONS

Our major outstanding contractual commitments relate to rental of office facilities and certain equipment under non-cancelable operating lease agreements which expire at various dates through 2018. Our contractual commitments as of December 31, 2009 were as follows:

	Payments due by period (£’000)
	Total	Less than 1 year	2-3 years	4-5 years	Thereafter
Operating leases	54,271	21,705	21,912	7,391	3,263
Capital purchase commitments	778	778	-	-	-
Total	55,049	22,483	21,912	7,391	3,263

The Company does not have any off-balance sheet arrangements with unconsolidated entities or other persons.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT
Directors

The directors of the Company (each, a “director,” together, the “directors”) at April 15, 2010 were as follows:

Name(1)	Age	Term Expires	Position
Doug Dunn OBE	65	2011	Chairman
Warren East	48	2010	Chief Executive Officer; Director
Tim Score	49	2011	Chief Financial Officer; Director
Tudor Brown	51	2011	President, Director from July 1, 2008, previously Chief Operating Officer; Director
Mike Inglis	50	2012	EVP and General Manager, Processor Division, from July 1, 2008, previously EVP Sales and Marketing; Director
Mike Muller	51	2011	Chief Technology Officer; Director
Simon Segars	42	2011	EVP and General Manager, Physical IP Division; Director

Name(1)	Age	Term Expires	Position
Kathleen O’Donovan	52	2010	Independent Non-Executive Director
Young Sohn	54	2010	Independent Non-Executive Director
Lucio Lanza	65	2010	Independent Non-Executive Director
Philip Rowley	57	2011	Independent Non-Executive Director
John Scarisbrick	57	2011	Independent Non-Executive Director
Jeremy Scudamore	62	2011	Senior Independent Director (Non-Executive)

(1) The address for each listed director is c/o ARM Holdings plc, 110 Fulbourn Road, Cambridge CB1 9NJ, UK.

Doug Dunn , age 65, OBE, Chairman. Doug Dunn joined the board as an independent non-executive director in December 1998 and became non-executive Chairman on 1 October 2006. He was previously President and Chief Executive Officer of ASM Lithography Holding N.V. until his retirement in December 2004. Before joining ASML, he was Chairman and Chief Executive Officer of the Consumer Electronics Division of Royal Philips Electronics N.V. and a member of the board. He was previously Managing Director of the Semiconductor divisions of Plessey and GEC and held several engineering and management positions at Motorola. He was awarded an OBE in 1992. He is a non-executive director of ST Microelectronics N.V., Soitec S.A., TomTom N.V. and B E Semiconductor Industries N.V.

Warren East, age 48, Chief Executive Officer. Warren East joined ARM in 1994 to set up ARM’s consulting business. He was Vice President, Business Operations from February 1998. In October 2000 he was appointed to the board as Chief Operating Officer and in October 2001 was appointed Chief Executive Officer. Before joining ARM he was with Texas Instruments. He is a chartered engineer, Fellow of the Institution of Engineering and Technology, Fellow of the Royal Academy of Engineering and a Companion of the Chartered Management Institute. He is a non-executive director of Reciva Limited and a non-executive director and Chairman of the Audit Committee of De La Rue plc.

Tim Score, age 49, Chief Financial Officer. Tim Score joined ARM as Chief Financial Officer and director in March 2002. Before joining ARM, he was Finance Director of Rebus Group Limited. He was previously Group Finance Director of William Baird plc, Group Controller at LucasVarity plc and Group Financial Controller at BTR plc. He is a non-executive director and Chairman of the Audit Committee of National Express Group plc.

Tudor Brown, age 51, President. Tudor Brown was one of the founders of ARM. Before joining the company, he was at Acorn Computers where he worked on the ARM R&D program. He joined the Board in 2001 and became President in 2008 with responsibility for developing high-level relationships with industry partners and governmental agencies and for regional development. His previous roles include Engineering Director and Chief Technology Officer, EVP Global Development and Chief Operating Officer. He is a Fellow of the Institution of Engineering and Technology and is a non-executive director of ANT plc. He currently sits on the UK Government China Task Force.

Mike Inglis, age 50, EVP and General Manager, Processor Division. Mike Inglis joined ARM in 2002 and became EVP and General Manager of the Processor Division in July 2008, having previously been EVP, Sales and Marketing. Before joining ARM, he worked in management consultancy with A.T. Kearney and held a number of senior operational and marketing positions at Motorola, Texas Instruments, Fairchild and BIS Macintosh and gained his initial industrial experience with GEC Telecommunications. He is a chartered engineer and a Member of the Chartered Institute of Marketing. He is a non-executive director of Pace plc.

Mike Muller, age 51, Chief Technology Officer. Mike Muller was one of the founders of ARM. Before joining the Company, he was responsible for hardware strategy and the development of portable products at Acorn Computers. He was previously at Orbis Computers. At ARM he was VP, Marketing from 1992 to 1996 and EVP, Business Development until October 2000 when he was appointed Chief Technology Officer. He was appointed to the board in October 2001.

Simon Segars, age 42, EVP and General Manager, Physical IP Division. Simon Segars joined the board in January 2005 and was appointed General Manager of the Physical IP Division in September 2007. He has previously been EVP, Engineering, EVP, Worldwide Sales and latterly EVP, Business Development. He joined ARM in early 1991 and has worked on many of the ARM CPU products since then. He led the development of the

ARM7 and ARM9 Thumb® families. He holds a number of patents in the field of embedded CPU architectures. He is a non-executive director of Plastic Logic Limited.

Lucio Lanza, age 65, Independent Non-Executive Director. Lucio Lanza joined ARM as a non-executive director in December 2004 following ARM’s acquisition of Artisan. He was a director of Artisan from 1996, becoming Chairman in 1997. He is currently Managing Director of Lanza techVentures, an early stage venture capital and investment firm, which he founded in January 2001. He is also on the board of directors of PDF Solutions, Inc., a provider of technologies to improve semiconductor manufacturing yields. He holds a doctorate in electronic engineering from the Politecnico of Milano. He retires by rotation at the AGM on 14 May 2010 and has decided not to stand for re-election.

Kathleen O’Donovan, age 52, Independent Non-Executive Director. Kathleen O’Donovan joined the board in December 2006. She is a non-executive director (and was Chairman of the Audit Committee until October 2009) of Prudential plc, a non-executive director and Chairman of the Audit Committee of Trinity Mirror plc and Chairman of the Invensys Pension Scheme. Previously she was a non-executive director and Chairman of the Audit Committees of the Court of the Bank of England, Great Portland Estates plc, EMI Group plc and a non-executive director of a O2 plc. Prior to that, she was Chief Financial Officer of BTR plc and Invensys plc and before that she was a partner at Ernst & Young.

Philip Rowley, age 57, Independent Non-Executive Director. Philip Rowley joined the board in January 2005. He was Chairman and CEO of AOL Europe, the interactive services, web brands, internet technologies and e-commerce provider until February 2007. He is a qualified chartered accountant and was Group Finance Director of Kingfisher plc from 1998 to 2000 and Deputy CEO and CFO of the General Merchandise Division until 2001. Prior to that, his roles included EVP and Chief Financial Officer of EMI Music Worldwide. He is a non-executive director of HMV Group plc, Misys plc and Promethean World plc and Chairman of Livestation Limited.

John Scarisbrick, age 57, Independent Non -Executive Director. John Scarisbrick joined the board in August 2001. He was CEO of CSR plc from June 2004 until October 2007 and previously worked for 25 years at Texas Instruments (TI) in a variety of roles including as SVP responsible for TI’s $5 billion ASP chip business, President of TI Europe and leader of the team that created TI’s DSP business in Houston, Texas. Before joining TI, he worked in electronics systems design roles at Rank Radio International and Marconi Space and Defence Systems in the UK. He is a non-executive director of Intrinsity, Inc. and Innovative Silicon, Inc. and executive Chairman of Netronome Systems, Inc.

Jeremy Scudamore, age 62, Senior Independent Director. Jeremy Scudamore joined the board in April 2004. He was Chief Executive Officer of Avecia Group (formerly the specialty chemicals business of Zeneca) until April 2006 and previously held senior management positions both in the UK and overseas with Zeneca and ICI. He has been a board member of the Chemical Industries Association and was Chairman of England’s North West Science Council. He was also a member of the DTI’s Innovation and Growth Team for the Chemical Industry and Chairman of the Innovation Team. He is non-executive Chairman of Boardlink Group Limited and a non-executive director of Oxford Catalysts Group plc and Plant Health Care plc.

Young Sohn, age 54, Independent Non-Executive Director. Young Sohn joined the board in April 2007. He has extensive experience in the semiconductor industry both in Silicon Valley and in Asia. He is CEO of Inphi Corporation, a director of Cymer, Inc. and an adviser to Panorama Capital, a Silicon Valley based venture capital firm. Previously he was President of the semiconductor products group at Agilent Technology, Inc. and Chairman of Oak Technology, Inc. Prior to that, he was President of the hard drive business of Quantum Corporation and, before that, Director of Marketing at Intel Corporation.

Election and re-election of Directors

In accordance with Article 79 of the Company’s articles of association, Kathleen O’Donovan, Young Sohn, and Warren East will retire by rotation at the Company’s 2010 AGM and will seek re-election at that meeting. Lucio Lanza also retires by rotation at the AGM but has decided not to seek re-election. (see “—Directors and Senior Management” above for the directors’ biographies).

Executive Officers
Name(1)	Age	Position
Warren East	48	Chief Executive Officer; Director
Tim Score	49	Chief Financial Officer; Director
Tudor Brown	51	President; Director
Mike Inglis	50	Executive Vice President and General Manager, Processor Division; Director
Simon Segars	42	Executive Vice President and General Manager, Physical IP Division; Director
Mike Muller	51	Chief Technology Officer; Director

(1)	The address for each listed executive officer is c/o ARM Holdings plc, 110 Fulbourn Road, Cambridge CB1 9NJ, UK.

COMPENSATION

The aggregate compensation (including pension contributions) paid by the Company to all persons who served in the capacity of director or executive officer in 2009 (13 persons) was £5.7 million. This includes £1.7 million of share-based compensation. This does not include expenses reimbursed to officers (including business travel, professional and business association dues and expenses) but includes amounts expended by the Company for automobiles made available to its officers and other benefits commonly reimbursed or paid by companies in the UK. Each executive officer participates in the Company’s Deferred Annual Bonus Plan under which he may receive a bonus of up to 125% of the executive’s fixed salary, 50% of which is compulsorily deferred into shares and an equity match of up to 2:1 if certain targets (determined by agreement between the executive and the Remuneration Committee) are exceeded. The aggregate amount accrued by the Company during 2009 to provide pension, retirement or similar benefits for directors and executive officers was £203,000.

Directors’ emoluments

The emoluments of the executive directors of the Company in respect of services to the Company were paid through its wholly-owned subsidiary, ARM Limited, as were non-executive directors, with the exception of Lucio Lanza and Young Sohn who were paid through ARM, Inc., and were as follows:

Director	Fees	Basic salary	Benefits(1)	Bonus payments(2)	Subtotal 2009	Pension contributions 2009	Share-based payments 2009(3)	Total 2009	Subtotal 2008	Pension contributions 2008	Share-based payments 2008(3)	Total 2008
	£	£	£	£	£	£	£	£	£	£	£	£
Executive
Warren East	–	415,000	14,891	348,600	778,491	46,480	391,345	1,216,316	715,919	45,235	494,303	1,255,457
Tim Score	–	360,000	23,387	304,920	688,307	37,800	335,419	1,061,526	634,284	37,350	419,518	1,091,152
Tudor Brown	–	213,750	11,391	178,054	403,195	32,735	241,273	677,203	434,203	26,719	353,498	814,420
Mike Inglis	–	250,000	14,574	210,000	474,574	27,500	237,037	739,111	440,981	26,875	297,388	765,244
Mike Muller	–	245,000	14,891	206,800	466,691	31,172	230,858	728,721	430,557	30,877	293,766	755,200
Simon Segars	–	250,000	161,223	209,125	620,348	27,500	230,980	878,828	535,833	26,875	292,415	845,123
Total	–	1,733,750	240,357	1,457,499	3,431,606	203,187	1,666,912	5,301,705	3,191,777	193,931	2,140,886	5,526,594

Non-executive
Doug Dunn	160,000	–	–	–	160,000	–	–	160,000	160,000	–	–	160,000
Lucio Lanza	40,000	–	–	–	40,000	–	–	40,000	40,000	–	–	40,000
Kathleen O’Donovan	40,000	–	–	–	40,000	–	–	40,000	40,000	–	–	40,000
Philip Rowley	45,000	–	–	–	45,000	–	–	45,000	45,000	–	–	45,000
John Scarisbrick	40,000	–	–	–	40,000	–	–	40,000	40,000	–	–	40,000
Jeremy Scudamore	45,000	–	–	–	45,000	–	–	45,000	45,000	–	–	45,000
Young Sohn	40,000	–	–	–	40,000	–	–	40,000	40,000	–	–	40,000
Total	410,000	–	–	–	410,000	–	–	410,000	410,000	–	–	410,000
Total	410,000	1,733,750	240,357	1,457,499	3,841,606	203,187	1,666,912	5,711,705	3,601,777	193,931	2,140,886	5,936,594

(1)
All the executive directors receive family healthcare and annual travel insurance as part of their benefits in kind. In addition, Tim Score has the use of a company car and Warren East, Tudor Brown, Mike Inglis and Mike Muller receive a car and petrol allowance. Simon Segars also receives living, transportation and other allowances as part of his placement in the US.

(2)
The bonus payments above represent the full bonus earned during 2009. According to the terms of the deferred annual bonus, 50% of this bonus is not paid in cash, but is deferred and becomes payable in shares after three years. Details of the awards made in February 2010 in respect of these deferrals are detailed in “ – Share Ownership – The Deferred Annual Bonus Plan” below.

(3)
Share based payments represent each director’s individual compensation charge as calculated under IFRS 2, which the Company adopted from January 1, 2005 further details of this are given in Note 23 of the Consolidated Financial Statements.

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

Warren East is a non-executive director of Reciva Limited and of De La Rue plc. The Group holds 0.45% of the issued share capital of Reciva Limited and more details about this investment are included in Note 13 of the Consolidated Financial Statements. In relation to Reciva Limited, he was awarded options over 25,464 shares which vested at the rate of 2,122 shares per month at an option price of £2.12 per share and received no other remuneration during 2009. In relation to De La Rue plc he received remuneration totaling £45,250 up to December 31, 2009 (2008: £39,375).

Tudor Brown is a non-executive director of ANT plc. In this capacity he received remuneration totaling £25,625 up to December 31, 2009 (2008: £22,500). Mike Inglis is a non-executive director of Pace plc and in this capacity he received remuneration totaling £33,000 up to December 31, 2009 (2008: £14,383 from Pace plc following his appointment on July 25, 2008 and £9,587 from Superscape plc up to his resignation on March 3, 2008). Tim Score is a non- executive director and was interim chairman of National Express Group plc for Q1 2009. In this capacity he received remuneration totaling £72,000 up to December 31, 2009 (2008: £58,101). Simon Segars is a non-executive director of Plastic Logic Limited and in this capacity he received remuneration totaling £15,000(2008: £15,000) and was granted options over 197,603 Plastic Logic shares during the year to December 31, 2009 at a price of 6.5c per share which vest over four years at the rate of 25% on each anniversary of the date of grant.

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

BOARD PRACTICES

Corporate Governance

Compliance with the Combined Code and the Sarbanes-Oxley Act 2002 (US):

The Company’s corporate governance framework is built around three pillars: organization and structure, the internal control framework and independent assurance. The Company takes corporate governance very seriously and has integrated governance principles, policies and practices into its every day working processes. This approach is backed by continuous improvement based on measurement against internal objectives, external audits and benchmarking and a rigorous approach to risk management.

The Company continued to comply with the Combined Code on Corporate Governance 2008 (the “Combined Code”) and the requirements of the Sarbanes Oxley Act 2002 (US).

The Company is committed to high standards of corporate governance and business integrity, which it believes are essential to maintaining the trust of its investors and other stakeholders. The board provides leadership for the Company and is responsible for setting the Company’s strategic aims and standards of conduct, monitoring performance against business plans and budgets prepared by the executive team and ensuring that the necessary financial and human resources are in place for it to meet its objectives. All directors and employees are required to act fairly, honestly and with integrity and they are all subject to a Code of Business Conduct and Ethics, a copy of which is published on the corporate website at www.arm.com.

The board has a formal schedule of matters specifically reserved for its decision, which includes the approval of major business issues, policies and operating and capital expenditure budgets. It is also responsible for sanctioning unusual commercial arrangements such as atypical licence agreements and investments. Authority is delegated to various committees that are constituted within written terms of reference and chaired by independent non-executive directors where required by the Combined Code. The Chairman has primary responsibility for running the board and the Chief Executive Officer has executive responsibilities for the operations and results of the Company and making proposals to the board for the strategic development of the Company. There are clear and documented divisions of accountability and responsibility for the roles of Chairman and Chief Executive Officer.

Composition and operation of the board

The Combined Code requires that at least half of the board, excluding the Chairman, should comprise independent non-executive directors and the board currently comprises six executive directors, six independent non-executive directors and the Chairman. The Chairman was regarded as independent at the time of his appointment. The executive directors are the Chief Executive Officer, the President, the Chief Financial Officer, the Chief Technology Officer and the General Managers of the Processor and Physical IP Divisions, all of whom play significant roles in the day-to-day management of the business. The board has considered the overall balance between executive and non-executive directors and believes that the number of executive directors is fully justified by the contribution made by each of them. All directors have completed conflicts of interest questionnaires and any planned changes in their directorships outside the Company are subject to prior approval by the board. No conflicts of interest arose in 2009 and no situations were identified that might lead to a conflict of interests.

The board reviews the independence of the non-executive directors on appointment and at appropriate intervals and considers the six non-executive directors to be independent in character, judgment and behavior, based on both participation and performance at board and committee meetings. There are no relationships or circumstances which are likely to affect the judgment of any of them. Jeremy Scudamore, who has a strong background in industry and commerce, is the Senior Independent Director. In this role, he provides a communication channel between the Chairman and non-executive directors and is available to discuss matters with shareholders, if required. Lucio Lanza, John Scarisbrick and Young Sohn all have a broad understanding of the Company’s technology and the practices of major US-based technology companies. Philip Rowley and Kathleen O’Donovan are both financial experts with strong financial backgrounds. The beneficial interests of the directors in the share capital of the Company are set out in “—Share Ownership”. In the opinion of the board, these shareholdings do not detract from the non-executive directors’ independent status.

The board reflects a balance between financial, sector specific and general business skills, with a highly experienced international team leading the business in both executive and non-executive roles. It was key to guiding ARM in the challenging economic environment in 2009, providing clear strategic direction and ensuring that the Company’s performance and standards of conduct remained at expected levels.

There were no board changes during 2009. Lucio Lanza retires by rotation at the Annual General Meeting on May 14, 2010 and has decided not to stand for re-election. He has been a director since 2004 when the Company acquired Artisan, of which he was Chairman from 1997. John Scarisbrick, who has been a director since August 2001, will be retiring from the board at the Annual General Meeting in 2011. The Nomination Committee has started the process of identifying suitable replacements for these non-executive director roles.

The table below shows directors’ attendance at meetings which they were eligible to attend during the 2009 financial year:

	Scheduled board meetings	Board conference calls/ad hoc meetings
Total number of meetings	7	5
Doug Dunn	7/7C	5/5
Warren East	7/7	4/5
Tudor Brown	6/7	3/5
Mike Inglis	7/7	5/5
Lucio Lanza	7/7	5/5
Mike Muller	7/7	4/5
Kathleen O’Donovan	6/7	5/5
Philip Rowley	7/7	5/5
John Scarisbrick	7/7	4/5
Jeremy Scudamore	7/7	5/5
Tim Score	7/7	3/5
Simon Segars	7/7	4/5
Young Sohn	7/7	5/5

C    Chairman

Non -executive directors have the opportunity to influence agendas for board discussions and in 2009 were active in setting the agenda for the ongoing strategic review and ensuring that the amount of time spent reviewing strategic and operational issues was appropriately balanced. The board holds at least one meeting each year in one of the Company’s overseas offices and spent three days visiting the Physical IP business in San Jose in 2009. In the event that directors are unable to attend a meeting or a conference call they receive and read the papers for consideration at that meeting and have the opportunity to relay their comments and if necessary to follow up with the Chairman or the Chief Executive Officer after the meeting. During 2009, the Chairman held at least five meetings with the non-executive directors without the executives present and the non-executive directors met on at least one occasion without the Chairman being present.

The directors have the benefit of directors’ and officers’ liability insurance and there is an established procedure for individual directors, who consider it necessary in the furtherance of their duties, to obtain independent legal or other professional advice at the Company’s expense. In addition, all members of the board have access to the advice of the Company Secretary. The Company Secretary also acts as Secretary to the Board Committees.

Main responsibilities of the Chairman include:

●
leadership of the board and creating the conditions for overall board and individual director effectiveness and a constructive relationship with good communications between the executive and non-executive directors;

●	ensuring that the board as a whole plays a full and constructive part in the development of strategy and overall commercial objectives;

●	chairing the Nomination Committee which initiates succession planning to retain and build an effective and complementary board;

●	ensuring that there is effective communication with shareholders and that members of the board develop an understanding of the views of the major investors in the Company;

●	promoting the highest standards of integrity, probity and corporate governance throughout the Company, particularly at board level; and

●	ensuring that the performance of the board as a whole, its Committees, and individual directors is formally and rigorously evaluated at least once a year.

Main responsibilities of the Chief Executive Officer include:

●	proposing and developing the Company’s strategy and overall commercial objectives in conjunction with the Executive Committee;

●	day to day management of the Company;

●	managing the Executive Committee;

●	leading the communication programme with shareholders and analysts; and

●	fostering good relationships with key stakeholders.

Board evaluation, induction and training

The board undertakes an annual board evaluation. During 2009, this exercise was conducted internally with directors completing detailed questionnaires which were compiled into a report by the Company Secretary. This report was considered by the board and formed the basis for individual discussions between the Chairman and each director. The evaluation covered:

●	strategic development, execution and monitoring;

●	risk management and control;

●	leadership development and succession planning;

●	shareholder and stakeholder communication;

●	performance management;

●	board structure, committees, operations and effectiveness;

●	board committee processes; and

●	induction, development and evaluation.

The overall conclusion was that individual board members are satisfied that the board works well and operates effectively in an environment where there is constructive challenge from the non-executive directors. They are also satisfied with the contribution made by their colleagues and that board committees operate properly and efficiently. Various recommendations resulted from the evaluation which have been discussed by the board and will be acted upon in 2010, as appropriate. It is intended that the board evaluation to be conducted in 2010 will involve external consultants.

A full, formal induction program is arranged for new directors, tailored to their specific requirements, the aim of which is to introduce them to key executives across the business and to enhance their knowledge and understanding of the Company and its activities. The Company has a commitment to training and all directors, executive or non - executive, are encouraged to attend suitable training courses at the Company’s expense. During 2009, the board received training from external lawyers on UK and US corporate governance matters.

Before each meeting, the board is provided with information concerning the state of the business and its performance in a form and of a quality appropriate for it to discharge its duties. The ultimate responsibility for reviewing and approving the annual report and accounts and the quarterly reports, and for ensuring that they present a balanced assessment of the Company’s position, lies with the board. The board delegates day-to-day responsibility for managing the Company to the executive committee and has a number of other committees, details of which are set out below.

Executive Committee

The Executive Committee is responsible for developing and implementing the strategy approved by the board. In particular, the committee is responsible for ensuring that the Company’s budget and forecasts are properly prepared, that targets are met and for generally managing and developing the business within the overall budget. Variations from the budget and changes in strategy require approval from the main board of the Company. The Executive Committee, which meets monthly, comprises the Chief Executive Officer, Chief Financial Officer, the President, the Chief Operating Officer, the Chief Technology Officer, the General Managers of the Processor,

Physical IP, System Design and Media Processing Divisions, the EVPs of Human Resources, Corporate Development, Sales and Marketing, the General Counsel and the Company Secretary and meetings are attended by other senior operational personnel, as appropriate. Biographies of the members of the Executive Committee appear on the Company’s website at www.arm.com.

The terms of reference of the Audit, Remuneration and Nomination Committees are published on the Company’s website at www.arm.com.

Audit Committee
Name of Director	Position	Meetings Attended
Philip Rowley (Chairman)	Independent non-executive director	4/4
Kathleen O’Donovan	Independent non-executive director	4/4
Jeremy Scudamore	Senior Independent director	4/4
Young Sohn	Independent non-executive director	3/4

Lucio Lanza stepped down from the committee in May 2009 and up to that time he attended all meetings. Philip Rowley is the financial expert as defined in the Sarbanes-Oxley Act 2002 (US) and Kathleen O’Donovan is also qualified to fulfill this role. Both have recent and relevant financial expertise. The external auditors, Chief Executive Officer, Chief Financial Officer, the VP Corporate Operations and the Company Secretary attend all meetings in order to ensure that all the information required by the Audit Committee for it to operate effectively is available. Representatives of the Company’s external auditors meet with the Audit Committee at least once a year without any executive directors being present.

The committee’s responsibilities include:

●
monitoring the integrity of the financial statements of the Company and any formal announcements relating to the Company’s financial performance and reviewing any significant financial reporting judgments contained therein;

●	reviewing the effectiveness of the Company’s internal control over financial reporting;

●	providing oversight of the Company’s risk management systems;

●	making recommendations to the board in relation to the appointment, remuneration and resignation or dismissal of the Company’s external auditors;

●	assessing the external auditors’ independence and objectivity and the effectiveness of the audit process;

●	developing and implementing policy on the engagement of the external auditors to supply non-audit services and assessing their nature, extent and cost effectiveness; and

●	considering compliance with legal requirements, accounting standards, the Listing Rules of the Financial Services Authority and the requirements of the SEC.

PricewaterhouseCoopers LLP have been the Company’s auditors since it listed on the London Stock Exchange in April 1998. The Audit Committee considers that the relationship with the auditors is working well and remains satisfied with their effectiveness. Accordingly, it has not considered it necessary to date to require the firm to tender for the audit work. The external auditors are required to rotate the audit partner responsible for the Company and subsidiary audits every 5 years and the current lead audit partner has been in place since July 2007. There are no contractual obligations restricting the Company’s choice of external auditor. The committee also keeps under review the value for money of the audit. The committee has discussed with the external auditors their independence, and has received and reviewed written disclosures from the external auditors as required by the Auditing Practices Board’s International Standard on Auditing (ISA) (UK and Ireland) 260 “Communication of audit matters with those charged with governance”, as well as those required by the Public Company Accounting Oversight Board Rule 3526, “Communications with Audit Committees concerning independence”.

In 2009, the activities of the Committee included:

●	a review of the internal audit function and the role of the Corporate Operations Company;

●	reviewing the 2009 internal and external audit plans and reports on overseas subsidiaries;

●	considering and approving the assumptions in the annual impairment review;

●	reviewing the status of Sarbanes-Oxley compliance and testing;

●	re-approval of the pre-approved non-audit services policy; and

●	external auditor’s performance and fees.

Policy on auditors providing non-audit services

To avoid the possibility of the auditors’ objectivity and independence being compromised, there is an agreed policy in place on the provision on non-audit services by the auditors, which sets out arrangements for approving

●	services that have general pre-approval by the Audit Committee;

●	services that require specific pre-approval by the Audit Committee before work commences; and

●	services that cannot be provided by the auditors.

The Company’s tax consulting work is carried out by the auditors only in cases where they are best suited to perform the work in a cost effective manner, given their familiarity with the Company’s business. In other cases, the Company has engaged another independent firm of accountants to perform tax consulting work. The Company does not normally award general consulting work to the auditors. From time to time, however, the Company will engage the auditors to perform work on matters relating to benchmarking of human resources and royalty audits. A breakdown of fees paid to the auditors can be found in Note 5 to the Consolidated Financial Statements.

Remuneration Committee
Name of Director	Position	Meetings Attended
Jeremy Scudamore (Chairman)	Senior Independent Director	2/2
Kathleen O’Donovan	Independent non-executive director	1/2
John Scarisbrick	Independent non-executive director	2/2
Young Sohn	Independent non-executive director	2/2

The Remuneration Committee has responsibility for determining and agreeing with the board, within agreed terms of reference, the Company’s policy for the remuneration of the executive directors and the individual remuneration packages for each executive director. This includes basic salary, annual bonus, the level and terms of conditional awards under the Long Term Incentive Plan and the terms of performance conditions that apply to such benefits, pension rights and any compensation payments. Where the Remuneration Committee considers it appropriate, the committee will make recommendations in relation to the remuneration of senior management. The committee also liaises with the board in relation to the preparation of the board’s annual report to shareholders on the Company’s policy on the remuneration of executive directors and in particular the directors’ remuneration report, as required by the Companies Act 2006, the Combined Code 2008 and the Listing Rules of the Financial Services Authority.

The committee’s terms of reference are published on the Company’s website at www.arm.com. Given their diverse experience, the four independent non-executive directors who make up the committee are able to offer a balanced view and international expertise in relation to remuneration issues for the Company. The committee has access to professional advice from external advisers (generally appointed by the EVP, Human Resources) in the furtherance of its duties and makes use of such advice. During 2009, KPMG provided general advice on remuneration and benefits, including tax advice for employees who are seconded overseas and they also worked on royalty audits. Linklaters provided legal services in relation to equity plans and corporate matters. Monks provided salary survey data. Deloitte provided salary survey data, royalty audit services and tax training. Kepler Associates provided independent verification of TSR calculations for the Long Term Incentive Plan. The EVP, Human Resources also provided advice to the committee. Monks is an associate of the Company’s external auditor and these services were approved by the Audit Committee in accordance with the procedure described above. The Chief Executive Officer and the EVP, Human Resources, normally attend for part of Remuneration Committee meetings. No director is involved in deciding his or her own remuneration.

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

Nomination Committee

Name of Director	Position
Doug Dunn	Chairman
Lucio Lanza	Independent non-executive director
Philip Rowley	Independent non-executive director
John Scarisbrick	Independent non-executive director

There were no meetings of the Nomination Committee and no new appointments to the board in 2009. The committee leads the process for board appointments and makes recommendations to the board in relation to new appointments of executive and non-executive directors and on succession planning, board composition and balance. The committee considers the roles and capabilities required for each new appointment, based on an evaluation of the skills and experience of the existing directors. In relation to the planned appointment of new non-executive directors to succeed Lucio Lanza in 2010 and John Scarisbrick in 2011, it is intended that external search consultancies will be used.

Internal control/risk management

The Company fully complies with the Combined Code’s provisions on internal control, having established procedures to implement the Turnbull Guidance 2005. The board has established a continuous process for identifying, evaluating and managing the significant risks faced by the Company. The board confirms that the necessary actions have been or are being taken to remedy any significant failings or weaknesses identified from this process.

The board of directors has overall responsibility for ensuring that the Company maintains an adequate system of internal control and risk management and for reviewing its effectiveness, while implementation of internal control systems is the responsibility of management. The Company has implemented an internal control system designed to help ensure:

●	the effective and efficient operation of the Company and its divisions by enabling management to respond appropriately to significant risks to achieving the Company’s business objectives;

●	the safeguarding of assets from inappropriate use or from loss and fraud and ensuring that liabilities are identified and managed;

●	the quality of internal and external reporting;

●	compliance with applicable laws and regulations and with internal policies on the conduct of the Company’s business; and

●	the ability to recover in a timely manner from the effects of disasters or major accidents which originate outside the Company’s direct control.

Compliance with section 404 of the Sarbanes-Oxley Act 2002 (US) has been successfully achieved for each financial year since it became effective for foreign private issuers in 2006. The processes and procedures for identifying, evaluating and managing the significant business, operational, financial, compliance and other risks facing the Company have been successfully integrated into day-to-day business operations through the ARM Management System and are proven to provide a sustainable solution for ongoing compliance. The board has reviewed the system of internal control, including internal control over financial reporting, which has been in place for the year under review and up to the date of approval of the annual report and financial statements. Such systems are designed to manage rather than eliminate the risks inherent in a fast-moving, high-technology business and can, therefore, provide only reasonable and not absolute assurance against material misstatement or loss.

The Company has a number of other committees and bodies which contribute to the overall control environment. These include:

Risk Review Committee

The Risk Review Committee consists of the Chief Technology Officer, the Chief Financial Officer, the VP Finance, ARM Group and the Company Secretary and it receives and reviews quarterly reports from the divisions and corporate functions. The committee is responsible for identifying and evaluating risks which may impact the Company’s strategic and business objectives and for monitoring the progress of actions designed to mitigate such risks. The Risk Review Committee reports formally to the Executive Committee twice a year where its findings are considered and challenged and reports to the board at last once a year.

Compliance Committee

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

Disclosure Committee

The Disclosure Committee comprises the Chief Executive Officer, the Chief Financial Officer, the VP Finance, ARM Group, the General Counsel, the VP of Investor Relations and the Company Secretary. It is responsible for ensuring that disclosures made by the Company to its shareholders and the investment community are accurate, complete and fairly present the Company’s financial condition in all material respects.

In addition, there is a series of interconnected meetings that span the Company including the weekly executive team meeting chaired by the Chief Executive Officer and the weekly business review meeting chaired by the Chief Operating Officer, the purpose of which is to monitor and control all main business activities, sales forecasts and other matters requiring approval. Each month there are Operations and Customer Satisfaction Meetings where management reviews with representation from the divisions and functions across the Company; revenues, orders booked, costs, product and project delivery dates and levels of defects found in products in development. The outputs of these meetings are reviewed by the Executive Committee which, in turn, raises relevant issues with the board of the Company.

During 2009, the Audit Committee and management, with advice from Pricewaterhouse Coopers LLP, reviewed the activities of the finance team and the internal Corporate Operations Group (“COG”) which is responsible for operating the Company’s management system and conducting operational internal audits in line with the plan approved annually by the Audit Committee. Pricewaterhouse Coopers LLP benchmarked these activities against the internal audit functions in comparable companies and advised that the current arrangements do constitute an internal audit function that meets criteria set out in the key practice standards prescribed by the Institute of Internal Auditors. A number of steps were identified to enhance the internal audit function through rebalancing the emphasis between operational and financial audit. These are being implemented during 2010 and will involve a more formal and rigorous risk assessment process, a broadening of the scope of the internal audit program, the appointment of an internal audit manager and an increase in the financial capability within COG.

The Company’s management system documents processes and responsibilities across all business functions and operations. As an autonomous part of this system, the operational audit function carries out a program of audits to assess its effectiveness and efficiency, resulting in continuous maintenance and improvement of the system, adapting to changes in business operations as necessary. To demonstrate compliance with the Sarbanes-Oxley Act, the audit function also maintains the documented controls over financial reporting and confirms the operation of them either by direct testing or through a monitored self-assessment program. The management system is audited externally by Lloyd’s Register Quality Assurance for compliance with ISO9001:2008 and as part of its Business Assurance scheme supports the Sarbanes-Oxley compliance activity.

Any significant control failings identified through the operational audit function or the independent auditors are brought to the attention of the Compliance Committee and undergo a detailed process of evaluation of both the failing and the steps taken to remedy it. There is then a process for communication of any significant control failures to the Audit Committee. There were no significant control failures during 2009 or up to April 15, 2010.

Whistleblowing procedures

The Company operates a whistleblowing policy which provides for employees to report concerns about any unethical business practices to senior management in strict confidence or, if they prefer, anonymously through an independent third-party telephone line. They can do so without fear of recrimination. The Audit Committee receives any such confidential reports from the Compliance Committee. There were no whistleblowing reports in 2009 and none up to April 15, 2010, being the latest practicable date before the printing of this report.

Environmental, social, corporate governance and ethical policies

While the Company is accountable to its shareholders, it also endeavors to take into account the interests of all its stakeholders, including employees, customers and suppliers and the local communities and environments in which it operates. The Chief Financial Officer takes responsibility for these matters, which are considered at board level. The Company’s Code of Business Conduct and Ethics is also available on the Company’s website and the Company regularly monitors employees’ awareness of Company policies and procedures, including its ethical policies. Employees reconfirm their understanding of key policies each year to reinforce awareness.

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

Environmental policies

The Company’s premises are composed entirely of offices since it has no manufacturing activities. Staff make use of computer-aided design tools to generate IP. This involves neither hazardous substances nor complex waste emissions. With the exception of development systems products, the majority of “products” sold by the Company comprise microprocessor core and physical IP designs that are delivered electronically to customers.

A number of initiatives in this area have continued in 2009. The Company’s environmental policy is published on its website at www.arm.com. An environmental action plan is implemented through various initiatives. These include monitoring energy usage, resource consumption and waste creation so that targets set for improvement are realistic and meaningful, ensuring existing controls continue to operate satisfactorily and working with suppliers to improve environmental management.

In line with the Companies Act 2006, the articles of association enable the Company to send information to shareholders electronically and make documents available through the website rather than in hard copy, which provide both environmental and cost benefits. Shareholders can opt to continue receiving a printed copy of the annual report if they prefer.

Health and safety

Although ARM operates in an industry and in environments which are considered low risk from a health and safety perspective, the safety of employees, contractors and visitors is a priority in all ARM workplaces world-wide. Continual improvement in safety management systems is achieved through detailed risk assessments to identify and eliminate potential hazards and through occupational health assessments for employees.

Information and communication with shareholders

The board makes considerable efforts to establish and maintain good relationships with shareholders. The main channel of communication continues to be through the Chief Executive Officer, the Chief Financial Officer and the VP of Investor Relations, although the Chairman, the Senior Independent Director and the other non-executive directors are available to engage in dialogue with major shareholders as appropriate.

There is regular dialogue with institutional shareholders throughout the year other than during close periods. The board also encourages communication with private investors and part of the Company’s website is dedicated to providing accurate and timely information for all investors including comprehensive information about the business, its Partners and products, all press releases, Regulatory News Services (“RNS”) and Securities and Exchange Commission (“SEC”) announcements. At present, around 30 analysts write research reports on the Company and their details appear on the Company’s website. Shareholders can also obtain telephone numbers from the website, enabling them to listen to earnings presentations and audio conference calls with analysts and in addition, webcasts or audiocasts of key presentations are made available through the website. Members of the board attend the annual analyst and investor day and develop an understanding of the views of major shareholders through any direct contact that may be initiated by shareholders, or through analysts’ and brokers’ briefings. The board also receives feedback from the Company’s brokers and financial PR advisers, who obtain feedback from analysts and brokers following investor roadshows. All shareholders may register to receive the Company’s press releases via the internet.

The board actively encourages participation at the Annual General Meeting (AGM), scheduled for May 14, 2010, which is the principal forum for dialogue with private shareholders. A presentation is made outlining recent developments in the business and an open question-and-answer session follows to enable shareholders to ask questions about the business in general.

All resolutions proposed at the 2010 AGM will be decided on a poll and the voting results will be published via RNS and the SEC and will be available on the Company’s website.

Corporate responsibility report

ARM’s corporate responsibility program encompasses accountability to shareholders, commitment to employees and their families, service to our Partners, fostering good relationships with suppliers, involvement with local communities and minimizing our impact on the environment. Within each of these pillars, we focus on continuous improvement measured by internal objectives, external audits and benchmarking.

Employer awards

ARM endeavors to attract and retain the best people available by being a good and ethical employer. In the UK, ARM participated in the Sunday Times “Best Company to Work For” survey in 2008 and in January 2009, was presented with a 1 star award recognizing us as a “first class” employer.

Environment

ARM designs technology at the heart of low- power products across a wide range of application areas. Intelligence within its low-power IP cores can be used to measure, manage and control the environmental performance of consumer electronics and IT equipment, while improving functional performance and reducing carbon footprint. Additionally, ARM can leverage its Connected Community™ of partners to provide complete low-power solutions for products based on the ARM architecture.

ARM’s activities do not produce harmful waste or emissions and the Ethical Investment Research Service (EIRIS) grades ARM as an environmentally “low impact” business. However, ARM recognizes the need to mitigate any form of environmental impact and its environmental performance is measured against targets to reduce resource usage, increase reuse and recycling and control carbon emissions. In 2009, ARM began working with Trucost to establish a complete picture of its direct carbon impact globally. Upon completion of this project ARM will have a more detailed benchmark to build its carbon reduction programs on.

ARM works with environmental auditors from LRQA to develop and improve its environmental management system. LRQA’s twice yearly environmental and health and safety themed audits are now integrated with their other accreditation work, which has increased understanding of ARM’s environmental objectives among the local management and provided action plans for achieving these objectives. Adopting LRQA’s Business Assurance approach provides an independent assessment of the ARM Management System and the various review procedures in place within the Company. LRQA’s Business Assurance scheme supports the Sarbanes-Oxley compliance activity and verifies ARM’s compliance with ISO9001:2008 and components of other relevant ISO standards.

In UK offices where ARM procures its own energy, supplies are from renewable sources. The application of a greener policy on energy procurement is being extended to other ARM locations where practicable. For example, the 92,000 sq ft office in San Jose, California has incorporated some of the building technologies that score towards the Leadership in Energy & Environmental Design (LEED) Green Building Rating System and this principle will be implemented in future sites where feasible.

In 2009, ARM participated for the first time in the Carbon Disclosure Project. Monitoring and analysis of energy usage and methods to reduce associated impacts ensures all operations become engaged in improvement objectives. Whilst ARM falls below the 6MWh criteria of the Carbon Reduction Commitment in the UK, it is well prepared for the reporting requirements of new legislation. In 2008, ARM implemented an off-site regional Data Center in the United States and, by centralizing these services, the number of server rooms distributed across multiple ARM locations was reduced with an associated reduction in environmental impact. Usage of this facility has increased in 2009.

ARM is increasing the range of data it gathers across its operations to bench mark environmental performance. Overall the three largest offices (Cambridge, San Jose and Bangalore) reduced carbon emissions by 9.33% in 2009 compared to 2008.

ARM continues to assess its waste management strategies and improve the provision for recycling. Paper, cardboard packaging, glass, aluminum and plastic can be recycled in many locations. In the UK, recycling of cardboard and paper grew by 7.5% from 2008 to 2009 (105% from 2006 to 2009). In addition, ARM’s UK waste production decreased by 7.6% from 2008 to 2009 and waste is now sorted offsite to ensure further that recycling is carried out.

Travel

ARM recognizes the environmental impact of travel and employees are encouraged to cycle to work, to share car journeys, or to use public transport. Consistent with local custom and practice, bus transport is provided for employees in Bangalore to minimize the environmental impact of individual travel to work and to reduce congestion.

Business travel, particularly by air, is important to maintain ARM’s very effective partner relationships, but ways this can be reduced are regularly reviewed. Video conferencing is utilized where practicable and we are progressively upgrading our equipment to make this option more effective. Data regarding flights is benchmarked with a view to reducing business travel while ensuring that good business relationships are maintained. Despite ARM’s increased headcount and number of locations, over the four years that ARM has recorded flight data, there has been a 23% reduction in flight-related emissions between 2006 and 2009.

Support for local communities – Team ARM

ARM believes it is a good corporate citizen which invests in and engages with local communities. In 2009, ARM established “Team ARM” as a vehicle for employees to assist local communities and promote employee wellness and development through coordinated events. Team ARM was piloted in the corporate headquarters and is now a global effort involving regional groups of employees. In its inaugural year, more than 200 employees and family members participated in Team ARM events, including running and cycling, food, toy and school supply drives for those experiencing hardship and cultural events. In its first year, Team ARM raised more than $25,000 for good causes through fundraising, sponsorship and charitable gift matching by ARM.

ARM also encourages employees to support their local communities by providing paid volunteer time for employees who act as school governors, mentors to young people, or volunteers to organize events to raise money for charity. Some employees volunteer time for work on engineering projects with school and college students.

Business community

ARM is a founding member of both The Learning Collaboration and the Cambridge Network as well as a founding sponsor of the Electronics Knowledge Transfer Network. Throughout 2009 ARM has supported the

Cambridge Network which links like minded people from business and academia to each other and to the global high technology community for the benefit of the Cambridge region. ARM provided offices and facilities to the organization . In 2008, ARM co-founded the Cambridge Business Lectures whose lectures are free to participants through corporate sponsorship.

Ethics and equal opportunities

ARM recognizes its ethical responsibilities to all stakeholders which are manifested in a range of policies and processes. ARM conducts its business with integrity, respecting cultures and the dignity and rights of individuals. The Company has an obligation to promote respect for and observance of human rights and fundamental freedoms for all, without distinction as to color, ethnic origin, gender, age, religion or similar belief, political or other opinion, disability or sexual orientation.

Benefits and communication

Employees receive benefits including private medical/healthcare; health, travel and life insurance; pensions/401k plan; sabbaticals and flexible working. ARM aligns the interests of employees and shareholders by providing equity participation through restricted shares under the Employee Equity Plan and the opportunity to buy shares through savings plans. ARM supports family-friendly initiatives such as a child care voucher scheme in the UK and a flexible spending account in the US. ARM promotes knowledge sharing among employees and holds regular internal conferences to increase awareness, enable collaboration between engineering teams and to educate employees on corporate and divisional strategy.

Feedback, development and training

ARM recognizes the importance of enabling employees to learn and develop, encouraging each individual to embark on a path of self -betterment using a blend of reflection and feedback, coaching, mentoring, training and education. At least once a year, employees and managers have a formal discussion on performance and development through the ARM Feedback and Development System. Training needs are tracked and delivered and progress is monitored through our Learning and Development team, ensuring that the Company’s skills base is increased in line with business needs and personal aspirations.

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

Business continuity plans

ARM has developed business continuity plans for all of its operations worldwide to enable business to continue should a serious event or incident occur. These plans are designed to protect the interests of ARM’s stakeholders and in particular ARM’s employees, property and other assets and to provide facilities and infrastructure to reinstate business operations as quickly as possible after an event. The continual review of these plans forms part of the management review process alongside environmental management and health, safety and welfare. During 2009, the Company launched several initiatives to strengthen its ability to respond effectively including benchmarking ARM’s Business Continuity Plans against the British Standard BS25999, which involved a complete review of current practices and documentation resulting in improved planning for contacting employees and managing press and other external stakeholder expectations.

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

 Health and safety

The safety and welfare of employees, contractors and visitors is a priority. ARM has adopted UK health and safety legislation as the global corporate standard due to its depth and breadth and maintains membership of the British Safety Council to reflect this standard. ARM’s global internal audit program together with the Facilities Management Review, evaluate health and safety performance across all sites with a goal of consistency of health and safety provision worldwide. In 2009, this process was further developed with guidance from external auditors, Lloyds Register Quality Assurance (LRQA) to enhance consistent corporate standards and to introduce a Global Office Management Process. Since incorporation, ARM has had no serious issues and retains a very low accident rate – less than two recorded accidents per one hundred employees annually. Health and safety issues are communicated to employees through various media including the intranet, email and workshops. As part of ARM’s induction process, an extensive workshop introduces new employees to health and safety information relevant to the office in which they work and Company policies applicable across all sites.

Going concern

After dividend payments of £29.0 million in 2009, the highly cash generative nature of the business enabled the Company to increase its cash, cash equivalents, short-term investments and marketable securities balance to £141.8 million at the end of 2009 from £78.8 million at the start of the year. After reviewing the 2010 budget and longer-term plans, the directors are satisfied that, at the time of approving the financial statements, it is appropriate to adopt the going concern basis in preparing the financial statements of  the Company.

Statement of directors’ responsibilities

The directors are responsible for preparing the annual report, the directors’ remuneration report and the Company financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have prepared the Company financial statements in accordance with International Financial Reporting Standards as issued by the IASB . The Company financial statements are required by law to give a true and fair view of the state of affairs of the Company and of the profit or loss for that period.

In preparing those financial statements, the directors are required to:

•  Select suitable accounting policies and then apply them consistently;

•  Make judgments and estimates that are reasonable and prudent;

•  State that the Company financial statements comply with IFRSs as issued by the IASB , subject to any material departures disclosed and explained in the financial statements; and

•  Prepare the Company  financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business, in which case there should be supporting assumptions or qualifications as necessary.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The directors are also required by the Disclosure and Transparency Rules of the Financial Services Authority to include a report containing a fair view of the business and a description of the principal risks and uncertainties facing the Company and the Group.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the Company financial statements comply with the Companies Act 2006 and Article 4 of the IAS Regulation and the directors’ remuneration report comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Remuneration Committee

See “—Corporate Governance—Remuneration Committee” above for details regarding the Company’s Remuneration committee.

Remuneration policy

The Remuneration Committee, in its deliberations on remuneration policy for the Company’s executive directors, seeks to give full consideration to the principles set out in the Combined Code. The committee is able to consider corporate performance on environmental, social and corporate governance issues when setting the remuneration of executive directors. The committee also monitors developments in accounting for equity-based remuneration on an ongoing basis.

The Company operates a remuneration policy and framework for executive directors designed to ensure that it attracts and retains the high quality management skills necessary to achieve a high level of corporate performance, in line with the best interests of shareholders. This policy seeks to provide rewards and incentives for the remuneration of executive directors that reflect their performance and align with the objectives of the Company. These comprise a mix of performance-related and non-performance-related remuneration. The committee believes that a director’s total remuneration should seek to recognize his worth in the external market and, to this end, operates a policy of paying base salaries which are in line with the market median, as part of a total remuneration package which is upper quartile. The committee believes that this is justified, recognizing that more than 50% of total potential remuneration is performance-related. The committee obtains information about the external market from various independently published remuneration surveys and is committed to benchmarking the total remuneration package.

However, recognizing the prevailing market conditions and the uncertainty over when the global economy would start to improve, the board implemented a pay freeze across the Company for the whole of 2009. The nature of the Company’s development has meant that there has been a good deal of focus on the attainment of short-term objectives with a high level of variable remuneration. Since 2007, variable remuneration has consisted of two performance-related elements: annual bonus and a conditional award under the Long Term Incentive Plan.

A shareholding guideline is in place for executive directors and certain senior managers, who are required to build up a holding of shares in the Company over a period of five years. The shareholdings may include shares received through earlier grants under the Company’s share option schemes and/or the Long Term Incentive Plan and/or the Deferred Annual Bonus Plan and, in the case of executive directors and members of the Executive Committee, the required holding is 100% of basic salary.

Incentive arrangements

The Remuneration Committee aims to ensure that individuals are fairly rewarded for their contribution to the success of the Company. There are four key incentive schemes in operation within the Company.  These are the Deferred Annual Bonus (“DAB”) and Long Term Incentive (“LTIP”) Plans for executive directors and senior managers and the Employee Equity and Annual Bonus Plans for all other employees.  These plans provide alignment between remuneration and the financial performance of the Company and strengthen retention of key employees through deferment of bonus. Option grants to executive directors ceased in 2006 (although the facility to grant options exists in exceptional circumstances) and the move away from options to restricted shares for all employees, reduces potential dilution and has simplified remuneration arrangements.

Deferred Annual Bonus Plan

There is a strong variable element to executive directors’ remuneration and a bonus of up to a maximum of 125% of base salary (after application of a personal performance multiplier which flexes the payment by 0.75 to 1.25) can be earned through the DAB if all targets are met. The personal performance multiplier depends on the achievement of pre-determined objectives which are reviewed and approved by the committee each year. These include key strategic objectives related to each director’s role and responsibilities including compliance with the Management Charter which is designed to foster employee development, understanding of the overall vision and strategy of the Company and good governance. There is compulsory deferral into shares of 50% of the bonus earned and an opportunity to earn an equity match of up to 2:1, subject to achievement of an EPS performance condition. Deferred shares and any matching shares earned will normally be transferred three years from the date of award.

Payment of the bonus for 2009 was subject to the achievement of US dollar revenue and normalized operating profit targets set by the Remuneration Committee, which were directly related to the Company’s financial results. The bonuses payable to executive directors in respect of performance during 2009 are shown in the Directors’ emoluments table and are in the range 51% to 81% of base salary, 50% of which was compulsorily deferred into shares. For 2009, 30% of bonus was dependent on achieving a US dollar revenue target and 70% on achieving a normalized operating profit target. This change from the 50% revenue and 50% normalized operating profit targets that had applied in earlier years reflected the committee’s view that predicting and controlling revenue during the recession would be very difficult and maximizing profitability through cost control was vital to achieve the best possible financial performance for the Company.

Shares representing the deferred element of bonus earned in 2007 vested in February 2010, with no matching shares being triggered.

For 2010, the committee has decided that 50% of bonus will be dependent on achieving a US dollar revenue target and 50% on achieving a normalized operating profit target, which the committee believes have been set at challenging but motivational levels. At EPS growth equal to the increase in the Consumer Prices Index (“CPI”) plus 4% per annum, the deferred shares will be matched on a 0.3:1 basis, rising to 2:1 when EPS growth is in excess of CPI plus 12% per annum. These targets are directly related to the Company’s financial results and encourage achievement of the Company’s short-term financial goals, while the deferral and matching elements encourage a longer term view of the success of the Company. The deferred shares can be forfeited in the event of gross misconduct and the matching shares are subject to forfeiture for “bad leavers”.

Long Term Incentive Plan

Annual grants to executive directors are normally made at a level equivalent to base salary. Conditional awards vest to the extent that the performance criteria are satisfied over a three-year performance period from January 1 of the year of award and no re-testing thereafter is possible. The performance conditions are based on the Company’s Total Shareholder Return (“TSR”) when measured against that of two comparator groups (each testing half of the shares comprised in the award). The first index comprises UK companies across all sectors (FTSE 350) and the second comprises predominantly US companies within the hi tech sector (FTSE Global Technology Index). The performance criteria provide the link to performance against an appropriate peer group.  For each comparator group, the number of shares that may vest may be up to a maximum of 200% of the relevant half of the shares comprised in the conditional award if the Company’s TSR ranks in the upper decile, 50% of the relevant half of the shares will vest in the event of median performance and between median and upper decile performance vesting will increase on a straight-line basis. Additional shares may vest to cover dividends paid by the Company during the performance period. No shares will be received for below-median performance. In addition, no shares will vest unless the committee is satisfied that there has been a sustained improvement in the underlying financial performance of the Company.

Employee Equity Plan

The Employee Equity Plan, approved at the 2006 AGM, operated for 2009 in place of the Employee Share Option Schemes. The introduction of this plan reflected the shift in market practice away from options and towards free shares. However, to enable the Company to respond to any future changes in market conditions, this plan provides the flexibility to grant either shares or options, with a “currency conversion” between the two to ensure that awards are of a similar value to employees and a similar cost to the Company. Under this plan free shares (or, in exceptional circumstances only, options) are granted to employees on an annual basis up to a limit set for each grade and equivalent to grant values under the former Executive Share Option Scheme. In the three major employing countries and other countries as may be appropriate, the Employee Equity Plan may involve the use of government approved plans to deliver awards in a tax efficient manner. The Employee Equity Plan has three related overseas sub-plans, the French sub-plan, the USA sub-plan and the Indian sub-plan which are substantially the same as the Employee Equity Plan except that they have been structured to take account of local requirements and tax benefits for employees applicable in France, the United States and India.

U.S. Employee Stock Purchase Plan

The U.S. Employee Stock Purchase Plan (“ESPP”) approved at the 2006 AGM was operated in 2009 in place of the Savings Related Plan. All employees and executive directors of designated subsidiary companies are eligible to participate in offerings under the ESPP except where prohibited by law and subject to the employee or director having been employed by a designated subsidiary for at least six months (or shorter period specified by the share schemes committee). Each offering will be for a period of between 6 and 24 months. During an offering period participating employees will have deductions made from their post tax salaries which will be retained by the Company or relevant designated subsidiary. The deductions will be for a whole percentage of the participating employee’s gross pay (before tax and social security) subject to a maximum deduction of 10% of gross pay.

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

Existing option schemes

The grant of options under the existing share option schemes ceased in 2006 when the DAB and the Employee Equity Plan were approved by shareholders. The Employee Equity Plan has the facility for option grants to be made, but this will be done only in exceptional circumstances. The existing option grants to executive directors remain available for exercise and vesting in accordance with the rules of the relevant schemes. In line with practice among the Company’s peers in the technology sector, there are generally no performance conditions attached to the issue or exercise of discretionary options under the existing schemes, except for those issued to executive directors where performance conditions based on real EPS growth apply. Share options issued to executive directors prior to their appointment to the board of the Company do not have performance conditions attached to them. However, discretionary options issued to executive directors after their appointment to the board of the Company do have performance conditions attached to them. These discretionary options will vest after seven years, but may vest after three years from grant to the extent that the performance conditions are satisfied. The performance conditions applicable to the Long Term Incentive Plan are described in more detail below and are based on TSR rather than EPS, providing the link to performance against an appropriate peer group. These performance conditions were selected having regard to the position of the Company within its sector and the nature of the companies against which it competes to attract and retain high caliber employees. The committee believes that the performance conditions represent the correct balance between being motivational and challenging.

Pensions

The Company does not operate its own pension scheme but makes payments into a Group personal pension plan, which is a money purchase scheme. For executive directors, the normal rate of Company contribution is 10% of the executive’s basic salary plus additional amounts in accordance with the Company’s salary sacrifice scheme.

Executive Director Service Contracts

Executive directors have service contracts that may be terminated by either party on one year’s notice. These agreements provide for each of the directors to provide services to the Company on a full-time basis and contain restrictive covenants for periods of three to six months following termination of employment relating to non-competition, non-solicitation of the Company’s customers, non-dealing with customers and non-solicitation of the Company’s suppliers and employees. In addition, each service contract contains an express obligation of confidentiality in respect of the Company’s trade secrets and confidential information and provides for the Company to own any intellectual property rights created by the directors in the course of their employment.

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

Non-executive Directors

During 2009, the Chairman of the Audit Committee and the Chairman of the Remuneration Committees who is also the Senior Independent Director each received a total fee of £45,000 per annum and the other non-executive directors each received a total fee of £40,000 per annum, which were unchanged from 2008 due to the Company-wide pay freeze. These fees were arrived at by reference to fees paid by other companies of similar size and complexity, and reflected the amount of time non-executive directors were expected to devote to the Company’s activities during the year. The remuneration of the non-executive directors is set by the executive directors and the term of appointment is three years. Fees paid to non-executive directors are reviewed annually with effect from January 1.

Non-executive directors do not have service contracts, are not eligible to participate in bonus or share incentive arrangements and their service does not qualify for pension purposes or other benefits. No element of their fees is performance-related. Share options exercised during the year by Lucio Lanza were granted prior to the Company’s acquisition of Artisan.
EMPLOYEES

At December 31, 2009, the Company had 1,710 full-time employees, including 663 in the United Kingdom, 84 in France, 45 in Germany, 42 in Norway, 24 in Sweden, 7 in Belgium, 496 in the United States where Simon Segars is President of ARM, Inc., 33 in Japan where Takafumi Nishijima is president of ARM KK, 12 in South Korea, where Young Sub Kim is president of ARM Korea Limited, 11 in Taiwan, where Philip Lu is Chairman of ARM Taiwan Limited, 27 in P.R. China where Allen Wu is Director of ARM Consulting (Shanghai)

Co. Ltd, 1 in Singapore and 265 in India where Guru Ganesan is Managing Director of ARM Embedded Technologies Pvt. Limited.

The table below sets forth the number of Company employees by function and by location at year end for the periods indicated:

	At December 31,
	2007	2008	2009
Total	1,728	1,740	1,710
Function
Research and Development	1,195	1,136	1,131
Marketing and Sales	313	351	329
Finance and Administration	220	253	250
Location
Europe	840	857	865
United States	523	501	496
Far East and India	365	382	349

Overall, approximately 60% of the Company’s employees have technical degrees and approximately 15% of the Company’s employees have advanced technical degrees. The Company’s future success will depend on its ability to attract, retain and motivate highly qualified technical and management personnel who are in great demand in the microprocessor industry. The Company’s employees are not represented by any collective bargaining agreements and the Company has never experienced a work stoppage. The Company believes that its employee relations are good. See “Item 3. Key Information—Risk Factors—We Are Dependent on Our Senior Management Personnel and on Hiring and Retaining Both Qualified Engineers and Experienced Sales and Marketing Personnel” for a discussion of the dependence of the Company on identifying, attracting, motivating and retaining qualified engineers and other personnel.

SHARE OWNERSHIP

The following table sets forth, as of April 15, 2010, certain information as to the shares and outstanding options to subscribe for shares held by (i) each executive officer and director of the Company holding options and (ii) all executive officers and directors of the Company, as a group. As of April 15, 2010, there were 1,344,055,696 shares outstanding and options with respect to 15,318,576 underlying shares are exercisable and 1,228,005 RSUs expected to vest within 60 days of April 15, 2010.

Name	Beneficial Ownership Number(2)	Beneficial Ownership Percentage	Number of Shares underlying options(1)	Weighted average exercise price (per Share)(1)	Exercise prices and Expiration dates
Tudor Brown	1,323,289	0.10%	153,834	£1.38	(3)
Doug Dunn	48,000	less than 0.01%	—	—	—
Warren East	1,724,117	0.13%	881,748	£1.25	(4)
Mike Inglis	307,205	0.02%	131,494	£1.20	(5)
Lucio Lanza	1,277,291	0.10%	—	—	—
Mike Muller	2,264,972	0.17%	128,697	£1.41	(6)
Kathleen O’Donovan	—	—	—	—	—
Philip Rowley	50,000	less than 0.01%	—	—	—
John Scarisbrick	10,800	less than 0.01%	—	—	—
Tim Score	849,907	0.06%	551,274	£1.28	(7)
Jeremy Scudamore	125,000	0.01%	—	—	—
Simon Segars	271,296	0.02%	118,267	£1.36	(8)
Young Sohn	159,000	0.01%			—
All current directors and senior management as a group (13 persons)	8,410,877	0.63%	1,965,314	£1.28	—

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

(3) Options to subscribe for 3,736 shares at £6.155 per share expire on May 21, 2010, options to subscribe for 2,091 shares at £3.35 per share expire on May 13, 2011, options to subscribe for 46,044 shares at £1.055 per share expire on February 4, 2012; options to subscribe for 93,404 shares at £1.325 per share expire on February 1, 2013 and options to subscribe for 8,559 shares at £1.104 per share expire on February 28, 2011.

(4) Options to subscribe for 3,187 shares at £6.155 per share expire on May 21, 2010, options to subscribe for 296,417 shares at £1.055 per share expire on February 4, 2012; options to subscribe for 573,585 shares at £1.325 per share expire on February 1, 2013 and options to subscribe for 8,559 shares at £1.104 per share expire on February 28, 2011.

(5) Options to subscribe for 40,038 shares at £1.055 per share expire on February 4, 2012; options to subscribe for 80,830 shares at £1.325 per share expire on February 1, 2013 and options to subscribe for 10,626 shares at £0.854 per share expire on January 31, 2013.

(6) Options to subscribe for 3,736 shares at £6.155 per share expire on May 21, 2010, options to subscribe for 2,091 shares at £3.35 per share expire on May 13, 2011, options to subscribe for 42,040 shares at £1.055 per share expire on February 4, 2012 and options to subscribe for 80,830 shares at £1.325 per share expire on February 1, 2013.

(7) Options to subscribe for 50,047 shares at £1.055 per share expire on February 4, 2012, options to subscribe for 483,019 shares at £1.325 per share expire on February 1, 2013 and options to subscribe for 18,208 shares at £0.854 per share expire on January 31, 2015.

(8) Options to subscribe for 6,792 shares at £3.35 per share expire on May 13, 2011, options to subscribe for 36,034 shares at £1.055 per share expire on February 4, 2012 and options to subscribe for 75,441 shares at £1.325 per share expire on February 1, 2013.

Share Option Schemes and Plans

The Company operates the following share option schemes and plans under which employees may acquire shares: the Deferred Annual Bonus Plan, the Employee Equity Plan and the U.S. Employee Stock Purchase Plan. For a description of these plans, please see “—Board Practices—Incentive Arrangements” above.

During 2009, the Company operated the ARM Holdings plc Deferred Annual Bonus Plan (the “Deferred Annual Bonus Plan”), ARM Holdings plc Employee Equity Plan, (the “Employee Equity Plan”), the ARM Holdings plc Executive Share Option Scheme (the “Executive Scheme”), the ARM Holdings plc Unapproved Share Option Scheme (the “Unapproved Scheme”), the Long Term Incentive Plan (“LTIP”), the ARM Holdings plc Unapproved Share Option Scheme French Operation (the “French Scheme”), the ARM Holdings plc Unapproved Share Option Scheme Belgian Operation (the “Belgian Scheme”), the ARM Holdings plc Savings Related Share Option Scheme (the “Save As Your Earn Scheme” or “SAYE Scheme”), the ARM Holdings plc Stock Option Plan (the “US Incentive Stock Option Scheme” or “US ISO Scheme”) and the ARM Holdings plc Savings Related Share Option Plan (the “Savings Related Plan”) (together, the “Schemes and Plans”). Following the adoption of the Deferred Annual Bonus Plan and the Employee Equity Plan at the 2006 AGM, awards are no longer made pursuant to the Executive Scheme, the Unapproved Scheme, the French Scheme, the Belgian Scheme and the US ISO Scheme, although existing grants of options under such schemes remain exercisable. See “—Board Practices—Incentive Arrangements” above. Upon the acquisition of Artisan in 2004, the Company assumed the share plans of Artisan, namely the 1993 Plan, the 1997 Plan, the 2000 Plan, the 2003 Plan, the Director Plan, the Executive Plan and the ND00 Plan. Following the acquisition of Artisan, the Artisan plans were closed to new grants. None of the benefits under the Schemes and Plans are pensionable. Options granted under the SAYE Scheme and the Savings Related Plan are at an option price equal to not less than 80% of the market value of the shares.

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

Savings contract. Employees joining the SAYE Scheme must enter into a savings contract with a designated savings carrier under which they make a monthly saving for a period of three or five years or, if the Board of Directors so allows, any other period permitted under the relevant legislation. The monthly saving must not exceed such limit as is fixed by the Board of Directors within the ceiling imposed by the relevant legislation (currently £250 per month). With the three-year savings period, the employee receives a tax-free bonus of 0.3 monthly payments. With the five-year savings period, the employee receives a tax-free bonus of 2.2 monthly payments. With the five-year savings period, the employee has the choice of leaving the money for a further two years to receive an additional bonus of 3.0 monthly payments, making a total bonus of 5.2 monthly payments over seven years (which sum cannot be used to buy shares in the Company). An option is granted to the employee to acquire shares in the Company which is exercisable within six months of maturity after the bonus is payable under the savings contract.

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

Long-Term Incentive Plan

A Long-Term Incentive Plan was approved by shareholders at the 2003 Annual General Meeting. Conditional share awards held by directors are as follows:

Director	Performance period ending December 31,	Award date	Market price at date of award £	As at January 1, 2009 Number	Conditional award Number	Vested* Number	Lapsed Number	As at December 31, 2009 Number		Vesting date
Warren East	2008 2009 2010 2011	May 8, 2006 February 8, 2007 February 8, 2008 February 8, 2009	1.365 1.28 0.93 0.9975	278,388 308,954 446,237 -	– – – 416,040	(108,292 – – –)	(170,096)	– 308,594 446,237 416,040	**	February 2009 February 2010 February 2011 February 2012
				1,033,219	416,040	(108,292)	(170,096)	1,170,871
Tim Score	2008 2009 2010 2011	May 8, 2006 February 8, 2007 February 8, 2008 February 8, 2009	1.365 1.28 0.93 0.9975	234,432 261,719 387,097 –	– – – 360,902	(91,194 – – –)	(143,238)	– 261,719 387,097 360,902	**	February 2009 February 2010 February 2011 February 2012
				883,248	360,902	(91,194)	(143,238)	1,009,718
Tudor Brown	2008 2009 2010 2011	May 8, 2006 February 8, 2007 February 8, 2008 February 8, 2009	1.365 1.28 0.93 0.9975	190,476 214,844 306,452 –	– – – 214,286	(74,095 – – –)	(116,381)	– 214,844 306,452 214,286	**	February 2009 February 2010 February 2011 February 2012
				711,772	214,286	(74,095)	(116,381)	735,582
Mike Inglis	2008 2009 2010 2011	May 8, 2006 February 8, 2007 February 8, 2008 February 8, 2009	1.365 1.28 0.93 0.9975	164,835 187,500 268,817	– – – 250,627	(64,120 – – –)	(100,715)	– 187,500 268,817 250,627	**	February 2009 February 2010 February 2011 February 2012
				621,152	250,627	(64,120)	(100,715)	706,944
Mike Muller	2008 2009 2010 2011	May 8, 2006 February 8, 2007 February 8, 2008 February 8, 2009	1.365 1.28 0.93 0.9975	164,835 183,594 263,441 –	– – – 245,614	(64,120 – – –)	(100,715)	– 183,594 263,441 245,614	**	February 2009 February 2010 February 2011 February 2012
				611,870	245,614	(64,120)	(100,715)	692,649
Simon Segars	2008 2009 2010 2011	May 8, 2006 February 8, 2007 February 8, 2008 February 8, 2009	1.365 1.28 0.93 0.9975	153,846 179,688 268,817	– – – 250,627	(59,846 – – –)	(94,000)	– 179,688 268,817 250,627	**	February 2009 February 2010 February 2011 February 2012
				602,351	250,627	(59,846)	(94,000)	699,132

* The performance conditions applicable to the 2006 conditional awards were satisfied to the extent of 38.9% plus dividend shares as detailed below.

** The performance conditions applicable to the 2007 conditional awards were satisfied to the extent of 181.6% plus dividend shares as detailed below.

Conditional awards will vest to the extent that the performance criteria are satisfied over a three-year performance period from January 1 of the year of award, and no re-testing thereafter is possible. The performance conditions are based on the Company’s TSR when measured against that of two comparator groups (each testing half of the shares comprised in the award). The first index comprises UK companies across all sectors (FTSE 350) and the second comprises predominantly US companies within the Hi Tech sector (FTSE Global Technology Index). For each comparator group, the number of shares that may vest may be up to a maximum of 200% of the shares if the Company’s TSR ranks in the upper decile, 50% will vest in the event of median performance and between median and upper decile performance vesting will increase on a straightline basis. Additional shares may vest to cover dividends paid by the Company during the performance period. No shares will be received for below-median performance. In addition, no shares will vest unless the committee is satisfied that there has been a sustained improvement in the underlying financial performance of the Company.

The performance conditions applicable to the conditional awards granted on May 8, 2006 were satisfied to the extent of 38.9% plus dividend shares which vested on February 8, 2009, as follows:
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

The performance conditions applicable to the conditional awards granted on February 8, 2007 were satisfied to the extent of 181.6% plus dividend shares which vested on February 8, 2010, as follows:
Director	Conditional award number	Vested award number	Dividend shares number	Total award number	Market value at vesting £
Warren East	308,594	560,406	28,455	588,861	1,185,613
Tim Score	261,719	475,281	24,133	499,414	1,005,520
Tudor Brown	214,844	390,156	19,810	409,966	825,426
Mike Muller	183,594	333,406	16,929	350,335	705,364
Mike Inglis	187,500	340,500	17,288	357,788	720,370
Simon Segars	179,688	326,313	16,568	342,881	690,357
TOTAL	1,335,939	2,426,062	123,183	2,549,245	5,132,650

The following awards over ordinary shares were made under the LTIP on February 8, 2010: Warren East 209,756; Tim Score 180,487; Tudor Brown 106,341; Mike Inglis 126,829; Mike Muller 124,390; and Simon Segars 125,853. The mid-market closing price of an ordinary share on the date of these conditional awards was 205 pence.

The Deferred Annual Bonus Plan

There is a compulsory deferral of 50% of the annual bonus earned by executive directors in the year. Half of the bonus is settled in cash and the deferred element will be settled in shares after three years. The following share awards were made on February 8, 2010 in respect of the deferred proportion of the 2008 bonus: Warren East 85,024; Tim Score 74,370; Tudor Brown 43,427; Mike Inglis 51,219; Mike Muller 50,195; and Simon Segars 51,006. The following dividend shares were received on February 8, 2010 with respect to the share related element of the 2006 bonus: Warren East 5,524; Tim Score 4,652; Tudor Brown 3,779; Mike Inglis 3,271; Mike Muller 3,140; Simon Segars 2,930.

The total number of awards under the deferred annual bonus plan held by the directors following the 2010 grant is: Warren East 310,455; Tim Score 271,394; Tudor Brown 184,327; Mike Inglis 188,531; Mike Muller 183,655 and Simon Segars 187,280.

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

Employee Share Ownership Trust (“ESOP”)

The ESOP was a Jersey (Channel Islands) resident discretionary trust established with the object of facilitating the recruitment, retention and motivation of employees. The trustee was a subsidiary of the Company. Beneficiaries included all employees and former employees together with spouses and children under the age of 18.

As at December 31, 2009 and December 31, 2008, the trust held nil shares and the trust has now been wound up.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth certain information as at April 15, 2010, with respect to each person who is known by the Company to be the beneficial owner of more than 3% of outstanding shares.

Beneficial ownership is determined in accordance with the rules of the US Securities and Exchange Commission and includes voting or investment power with respect to the securities. As at April 15, 2010 the number of our shares held in the US in the form of ordinary shares or ADSs amounts to approximately 61% of our total outstanding share capital. We believe that the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The shareholders listed below have the same voting rights as our other shareholders. As far as the Company is aware, it is neither directly nor indirectly owned or controlled by one or more corporations or by any government.

As at April 15, 2010 which is the most recent practicable date prior to the date of this annual report, except as noted below, we are not aware of:

•  any arrangements that might lead to a change in control of our business;

•  any person who is interested in 3% or more of our capital; or

•  any person who can, will or could directly or indirectly, jointly or severally, exercise control over us.
Name	Shares Beneficially Owned (Number)	Percent
Janus Capital Corporation	165,272,654	12.60
Thornburg Investment Management	105,025,651	8.00
Capital Group Companies	66,769,594	5.09
Threadneedle Asset Management	64,978,898	4.95
Massachusetts Financial Services	57,417,771	4.37
Legal & General Investment Management	49,884,833	3.80

RELATED PARTY TRANSACTIONS

During the year, the Company received funding for SOI technology development of £1,033,000 (2008: £1,570,000) from SOI TEC Silicon On Insulator Technologies SA (Soitec). Furthermore, the Company paid £390,000 (2008: £387,000) to Soitec during the year in relation to license income from the two parties’ ongoing collaborative agreement to develop SOI technology. Soitec is an SOI IP company of which Doug Dunn, Company Chairman, is a non-executive director. At December 31, 2009, £nil (2008: £409,000) is owed by Soitec. Amounts owed to Soitec at December 31, 2009 and 2008 were £390,000 and £36,000, respectively.

Also during the year the Company sold IP technology to Netronome Systems Inc, a company of which John Scarisbrick is Chairman, amounting to £nil (2008: £757,000; 2007: £480,000), £139,000 is due from them at December 31, 2009 (2008: £244,000).

There were no other related party transactions during 2009 which require disclosure.

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

DIVIDEND DISTRIBUTION POLICY

The directors recommend payment of a final dividend in respect of 2009 of  pence per share which, taken together with the interim dividend of 1.45 pence per share paid in October 2009, gives a total dividend in respect of 2009 of 2.42 pence per share, an increase of 10% over the 2.2 pence per share in 2008 and 2.0 pence in 2007.

Subject to shareholder approval, the final dividend will be paid on May 19, 2010 to shareholders on the register on April 30, 2010.

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

The following table sets forth, for the periods indicated, the high and low sales price of the ordinary shares reported on the London Stock Exchange:

	Price per Share
	High	Low
Annual prices:
2005	£1.27	£0.94
2006	1.42	0.99
2007	1.65	1.18
2008	1.25	0.79
2009	1.78	0.81
Quarterly prices:
2008:
First Quarter	1.25	0.79
Second Quarter	1.12	0.84
Third Quarter	1.21	0.83
Fourth Quarter	1.09	0.81
2009:
First Quarter	1.03	0.81
Second Quarter	1.22	1.04
Third Quarter	1.44	1.18
Fourth Quarter	1.78	1.36
2010:
First Quarter	2.39	1.84
Second Quarter (through April 11)	2.46	2.41
Monthly prices:
October 2009	1.61	1.36
November 2009	1.68	1.47
December 2009	1.78	1.60
January 2010	1.96	1.84
February 2010	2.07	1.90
March 2010	2.39	2.09
April 2010 (through April 11)	2.46	2.41

ADSs

The Company’s ordinary shares were listed in April 1998 on the Nasdaq Stock Market in the United States in the form of American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts, under the symbol

ARMHY. One of the Company’s ADSs, for which The Bank of New York Mellon is the depositary, represents three ordinary shares.

The following table sets forth, for the periods indicated, the reported high and low closing prices on the Nasdaq National Market for the outstanding ADSs.

	Price per ADS
	High	Low
Annual prices:
2005	$6.79	$5.38
2006	7.78	5.41
2007	10.07	6.92
2008	7.40	3.69
2009	8.65	3.44
Quarterly prices:
2008:
First Quarter	7.40	4.83
Second Quarter	6.68	5.00
Third Quarter	6.58	4.95
Fourth Quarter	5.29	3.69
2009:
First Quarter	4.69	3.44
Second Quarter	6.04	4.78
Third Quarter	7.00	5.69
Fourth Quarter	8.65	6.52
2010:
First Quarter	10.81	8.85
Second Quarter (through April 11)	11.32	10.88
Monthly prices:
October 2009	7.88	6.52
November 2009	8.37	7.23
December 2009	8.65	7.98
January 2010	9.67	8.85
February 2010	9.90	8.96
March 2010	10.81	9.55
April 2010 (through April 11)	11.32	10.88

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

Independent Directors

The Company complies, and complied throughout 2009, with the UK Combined Code. The Combined Code requires that at least half the board excluding the Chairman should comprise independent non-executive directors and the board currently comprises six executive directors, six independent non-executive directors and the Chairman. In accordance with the UK Combined Code, the Chairman of the Board of Directors is not considered independent although he was regarded as independent at the time of his appointment. The board has considered the overall balance between executive and non-executive directors and believes that the number of executive directors is fully justified by the contribution made by each of them.

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

Under the Listing Rules of the UK Financial Services Authority, shareholder approval is usually required for an acquisition or disposal by a listed company if, generally, the size of the company or business to be acquired or disposed of represents 25% or more of the assets, profits or gross capital of the listed company or if the consideration to be paid represents 25% or more of the aggregate market value of the listed company’s equity shares. Shareholder approval may also be required for an acquisition or disposal of assets between a listed company and parties, including: (a) directors or shadow directors of the company or its subsidiaries; (b) any person who is, or was in the last 12 months preceding the date of the transaction, a holder of 10% or more of the nominal value of any class of the company’s or any holding company’s or its subsidiary’s shares having the right to vote in all circumstances at general meetings; or (c) any of the associates of persons described in (a) or (b).

Quorum

Nasdaq rules require that the quorum for any meeting of shareholders must not be less than 33⅓% of the outstanding shares of a company’s common voting stock. We comply with the relevant quorum standards applicable to companies in the United Kingdom, as set forth in our Memorandum and Articles of Association summarized below.

Independent by Regulatory Body

The Company’s auditors are registered with the US Public Company Accounting Oversight Board and, therefore, are subject to its inspection regime.

MEMORANDUM AND ARTICLES OF ASSOCIATION

The following summarizes certain rights of holders of shares. The following summary does not purport to be complete and is qualified in its entirety by reference to the Memorandum and Articles of Association of the Company, a copy of which has been filed as an exhibit hereto. At the Annual General Meeting of the Company to be held on May 14, 2010, a resolution will be proposed seeking authority from shareholders to adopt new Articles of Association to take account of changes in UK company law brought about by the Companies Act 2006.  The changes are described in more detail in the Circular and Notice of the 2010 Annual General Meeting.

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

Shareholder Meetings

An Annual General Meeting of shareholders must be held once in every year (within the period of six months after the end of the Company’s financial year). The Board of Directors may convene an Extraordinary General Meeting of shareholders whenever they think fit. General meetings may be held at such time and place as may be determined by the Board of Directors. An Annual General Meeting may be convened on at least 21 days’ written notice to shareholders entitled to receive notices. Subject to the passing of a special resolution at the 2010 AGM, an Extraordinary General Meeting for any purpose can be convened on 14 days’ written notice. The Company may determine that only those persons entered on the register at the close of business on a day determined by the Company, such day being no more than 21 days before the day the notice of the meeting is sent, shall be entitled to receive such a notice. Three shareholders must be present in person or by proxy to constitute a quorum for all purposes at general meetings.

Voting Rights

Subject to disenfranchisement in the event of (i) non-payment of any call or sum due and payable in respect of any ARM ordinary share or (ii) a shareholder, or other person interested in ARM ordinary shares held by a shareholder, being in default for a period of 14 days of a notice requiring them to supply ARM with information under Section 793 of the UK Companies Act 2006, on a show of hands every shareholder who is present in person or by proxy or by representative has one vote and, on a poll, every shareholder present in person or by proxy or by representative has one vote for each share held. In the case of joint holders of ordinary shares the vote of the person whose name stands first in the share register in respect of the shares who tenders a vote, whether in person or by proxy, is accepted to the exclusion of any votes tendered by any other joint holders.

Voting at any general meeting is by a show of hands unless a poll is demanded. A poll is required for any special resolution which is proposed. A poll may be demanded by (i) the chairman of the meeting, (ii) not less than five shareholders present in person or by proxy and entitled to vote, (iii) any shareholder or shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at such meeting or (iv) any shareholder or shareholders present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right. Where a poll is not demanded, the interests of beneficial owners of shares who hold through a nominee, such as a holder of an ADR, may not be reflected in votes cast on a show of hands if such nominee does not attend the meeting or receives conflicting voting instructions from different beneficial owners for whom it holds as nominee. A nominee such as a depositary is able to appoint any ADR holder as its proxy in respect of the ADR holders’ underlying ordinary shares. Since under English law voting rights are only conferred on registered holders of shares, a person holding through a nominee may not directly demand a poll unless such person has been appointed as the nominee’s proxy with respect to the relevant meeting. In line with UK corporate governance best practice, all resolutions set out in the Circular and Notice of the 2010 Annual General Meeting will be decided on a poll.

Unless a special resolution is required by law or the Articles (see below), voting in a general meeting is by ordinary resolution. An ordinary resolution (e.g., a resolution for the election of directors, the approval of financial statements, the declaration of a final dividend, the appointment of auditors or the grant of authority to allot shares), in the case of a vote by show of hands, requires the affirmative vote of a majority of the shareholders present in person or by proxy who vote on the resolution, or, on a poll, a majority of the votes actually cast by those present in person or by proxy. A special resolution (e.g., a resolution amending the Memorandum of or Articles of Association, changing the name of the Company or waiving the statutory pre-emption rights which would otherwise apply to an allotment of equity securities to be paid up wholly in cash), the voting for which must be taken on a poll, requires at least three-fourths of the votes actually cast on the resolution by those present in person or by proxy.

The Articles of Association provide that holders of ADRs are entitled to attend, speak and vote on a poll or show of hands, at any general meeting of the Company following appointment by The Bank of New York Mellon, as the depositary, as proxies in respect of the underlying ordinary shares represented by the ADRs. Each such proxy may also appoint a substitute proxy. Alternatively, holders of ADRs are entitled to vote on a poll by supplying their voting instructions to the depositary, who will vote the ordinary shares underlying their ADRs on their behalf.

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

No dividend shall be paid otherwise than out of profits available for distribution (determined in accordance with the provisions of the UK Companies Act 2006). No dividend or other moneys payable on or in respect of a share shall bear interest as against the Company. Any dividend unclaimed after a period of 12 years from the date on which such dividend was declared, or became due for payment, shall be forfeited and shall revert to the Company. With the sanction of an ordinary resolution and the recommendation of the Board of Directors, payment of any dividend may be satisfied wholly or in part by the distribution of specific assets and in particular of paid-up shares or debentures in any other company. The Board of Directors may, if authorized by an ordinary resolution, offer a scrip dividend to ordinary shareholders.

Winding Up

If the Company shall be wound up, the liquidator may, with the authority of a special resolution of the Company: (i) divide amongst the members in specie or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and, for that purpose, set such value as he deems fair upon any property to be divided and determine how the division shall be carried out between the members; or (ii) vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator shall think fit; but no member shall be compelled to accept any shares or other property in respect of which there is a liability.

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

Subject to the provisions of the UK Companies Act 2006 relating to authority, pre-emption rights and otherwise and of any resolution of the Company in general meeting, all unissued shares shall be at the disposal of the directors and they may allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, at such times and on such terms as they think proper.

The UK Companies Act 2006 confers on shareholders, to the extent not disapplied, rights of pre-emption in respect of the issue of equity securities that are, or are to be, paid up wholly in cash. The term “equity securities” means: (i) shares other than shares which, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution and other than shares allotted pursuant to an employees’ shares scheme; and (ii) rights to subscribe for, or to convert securities into, such shares. These provisions may be disapplied by a special resolution of the shareholders, either generally or specifically, for a maximum period not exceeding five years.

Subject to the restrictions summarized below and to the passing of a resolution to renew the directors’ authority to allot at the 2010 AGM, the directors will be generally and unconditionally authorized for the purpose of Section 551 of the UK Companies Act 2006 to exercise all or any powers of the Company to allot relevant securities (within the meaning of that Section) up to an aggregate nominal amount of £218,618 (i.e., a total of 437,236,306 shares). In addition to this general authority to allot relevant securities, in connection with a rights issue by the Company, the directors will also be authorized to allot an additional aggregate nominal amount of relevant securities of up to £33,600 (i.e., a total of 6,720,000 shares). Both allotment authorities will continue for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) on the earlier of the end of the AGM of the Company held in 2011 or June 30, 2011 (on terms that, during such period, the Company may make an offer or agreement which would or might require relevant securities to be allotted after the expiry of such period).

Subject to the passing of a resolution at the 2010 AGM, the directors will be empowered pursuant to Section 561 of the UK Companies Act 2006 to allot equity securities (within the meaning of Section 560(1) of the UK Companies Act 2006) for cash pursuant to the authorities described above as if Section 89(1) of the UK Companies Act 2006 did not apply to any such allotment (on terms that the Company may make an offer or agreement which would or might require equity securities to be allotted after the expiry of such authority), such power to be limited to
(a) allotments of equity securities up to an aggregate nominal amount equal to one third of the issued share capital of the Company (excluding shares held in treasury) in connection with an offer of such securities open for acceptance for a period fixed by the directors to holders of shares on the register on the record date fixed by the directors in proportion to their prospective holdings, but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognized regulatory body or any stock exchange, in any territory; (b) allotments of equity securities up to a further aggregate nominal amount equal to one third of the issued share capital of the Company (excluding shares held in treasury) in connection with an offer to holders of shares in proportion (as nearly as may be practicable) to their existing holdings to subscribe further securities by means of the issue of a renounceable letter (or other negotiable document) which may be traded for a period before payment for the securities is due, but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to treasury shares, fractional entitlements, record dates or legal, regulatory or practical problems in, or under the laws of, any territory; and (c) allotments (otherwise than as described in (a) or (b) above) of equity securities for cash up to an aggregate nominal amount equal to 5% of the issued share capital of the Company.

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

Disclosure of Interests

Chapter 5 of the Disclosure and Transparency Rules published by the Financial Services Authority provides that if the percentage of voting rights that a person (including a company and other legal entities) holds directly or indirectly as a shareholder or through other financial instruments (such as derivatives) exceeds 3% of the voting rights attached to all shares (whether or not the voting rights are suspended and including voting rights held through ADRs) is required to notify the company of its interest within two trading days following the day on which the notification obligation arises. After the 3% level is exceeded, similar notifications must be made in respect of increases or decreases of 1% or more.

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

(v)	subject to the provisions of the UK Companies Act 2006:

by ordinary resolution, purchase all or any of its shares of any class; and

by special resolution, reduce its share capital, any capital redemption reserve and any share premium account or other undistributable reserve in any way.

 The following resolution was passed at the 2009 AGM:

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

The following resolution is proposed for approval by shareholders at the 2010 AGM:

That the Company be and is hereby unconditionally and generally authorized for the purpose of Section 693 of the UK Companies Act 2006 to make market purchases (as defined in Section 693 of that Act) of ordinary shares of
0.05 pence each in the capital of the Company provided that:

(a)	the maximum number of shares which may be purchased is 131,170,000;

(b)	the minimum price which may be paid for each share is 0.05 pence;

(c)
the maximum price (excluding expenses) which may be paid for any ordinary share is an amount equal to 105% of the average of the closing mid market price of the Company’s ordinary shares as derived from the Daily Official List of the London Stock Exchange plc for the five business days immediately preceding the day on which such share is contracted to be purchased; and

(d)
this authority shall expire at the conclusion of the AGM of the Company held in 2011 or, if earlier, on 30 June 2011 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

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

MATERIAL CONTRACTS
Service Agreements

Executive directors (as referred in “Item 6. Directors, Senior Management and Employees”) have service contracts that may be terminated by either party on one year’s notice. These agreements provide for each of the executive directors to provide services to the Company on a full-time basis. The agreements contain restrictive covenants for periods of three or six months following termination of employment relating to non-competition, non-solicitation of the Company’s customers, non-dealing with customers and non-solicitation of the Company’s suppliers and employees. In addition, each employment agreement contains an express obligation of confidentiality in respect of the Company’s trade secrets and confidential information and provides for the Company to own any intellectual property rights created by the executives in the course of their employment.

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

TAXATION

The following is a discussion of certain material US federal and UK tax consequences of the ownership and disposition of shares or ADSs by a beneficial owner of shares or ADSs evidenced by ADRs that is for US federal income tax purposes (i) a citizen or resident of the United States, a corporation or other entity taxable as a corporation, created or organized under the laws of the United States or any political subdivision thereof, or an estate or trust the income of which is subject to US federal income tax regardless of its source, and (ii) that owns such shares or ADSs evidenced by ADRs as capital assets (a “US Holder”).

This discussion does not address the tax consequences to a US Holder (i) that is resident (or, in the case of an individual, ordinarily resident) in the United Kingdom for UK tax purposes or that is subject to UK taxation by virtue of carrying on a trade, profession or vocation in the United Kingdom, or (ii) that is a corporation which alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting stock of the Company. This discussion is not exhaustive of all possible tax considerations that may be relevant in the particular circumstances of each US Holder and does not address all tax considerations that may be relevant to all categories of potential purchasers, some of whom may be subject to special rules. In particular, the discussion does not address special classes of holders, such as (i) certain financial institutions, (ii) insurance companies, (iii) dealers and traders in securities or foreign currencies, (iv) persons holding shares or ADSs as part of a hedge, straddle, conversion transaction or other integrated transaction, (v) persons whose functional currency for US federal income tax purposes is not the US dollar, (vi) partnerships or other entities classified as partnerships for US federal income tax purposes, (vii) persons liable for the alternative minimum tax, (viii) tax-exempt organizations, or (ix) persons who acquired shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation. Prospective investors are advised to satisfy themselves as to the tax consequences, including the consequences under foreign, US federal, state and local laws applicable in their own particular circumstances, of the acquisition, ownership and disposition of shares or ADSs by consulting their tax advisers.

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

The US Treasury has expressed concerns that parties to whom American depositary shares are pre-released or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares may be taking actions that are inconsistent with the claiming of foreign tax credits for US holders of American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, an analysis of the creditability of UK taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by parties to whom the ADSs are pre-released or such intermediaries.

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

Subject to applicable limitations and the discussion above regarding concerns expressed by the US Treasury, dividends paid to certain non-corporate US Holders in taxable years beginning before January 1, 2011 may be taxable at favorable rates, up to a maximum rate of 15%. US Holders should consult their own tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of dividend will not be eligible for the dividends received deduction generally allowed to US corporations under the Internal Revenue Code.

Taxation of Capital Gains

Subject to the comments set out below in relation to temporary non-residents, a US Holder not resident (or in the case of an individual, ordinarily resident) in the UK will not ordinarily be liable for United Kingdom taxation on capital gains realized on the disposition of such US Holder’s shares or ADSs unless, at the time of the disposition, in the case of a corporate US Holder, such US Holder carries on a trade in the United Kingdom through a permanent establishment or, in the case of any other US Holder, such US Holder carries on a trade, profession or vocation in the United Kingdom through a branch or agency and such shares or ADSs are, or have been, used, held or acquired by or for the purposes of such trade (or profession or vocation), permanent establishment, branch or agency in which case such US Holder may, depending on the circumstances, be liable to UK tax on a gain realized on disposal of such holder’s shares or ADSs.

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

Subject to the PFIC rules discussed below, a US Holder will generally recognize capital gain or loss for US federal income tax purposes on the sale or exchange of the shares or ADSs in the same manner as such holder would on the sale or exchange of any other shares held as capital assets. As a result, a US Holder will generally recognize capital gain or loss for US federal income tax purposes equal to the difference between the US dollar amount realized and such holder’s adjusted tax basis in the shares or ADSs, and this gain or loss be long-term capital gains or loss if the US Holder held the shares of ADSs for more than one year. The gain or loss will generally be US-source for foreign tax credit purposes. US Holders should consult their own tax advisers about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

A US Holder who is liable for both UK and US tax on a gain recognized on the sale or exchange of shares or ADSs will generally be entitled, subject to certain limitations and subject to the discussion above regarding concerns expressed by the US Treasury, to credit the UK tax against its US federal income tax liability.

PFIC Rules

The Company believes that it was not a PFIC for US federal income tax purposes for the year ending December 31, 2009. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time, which may be largely based upon the market value of its shares, which will vary over time and may be especially volatile in a technology-related enterprise such as the Company, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were a PFIC for any taxable year during which a US Holder held shares or ADSs, certain adverse consequences could apply to the US Holder.

If the Company is a PFIC for any taxable year during a US Holder’s holding period for the shares or ADSs, gain recognized by such US Holder on a sale or other disposition of the shares or ADSs would be allocated ratably over the US Holder’s holding period for the shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate for that taxable year, and an interest charge would be imposed on the tax attributable to the allocated amount. Further, any distribution in respect of ADSs or shares in excess of 125% of the average of the annual distributions on ADSs or shares received by the US Holder during the preceding three years or the US Holder’s holding period, whichever if shorter, would be subject to taxation in the manner just described for gains. Certain elections may be available to US persons that would result in alternative treatments (such as a mark-tomarket treatment) of the shares or ADSs. US Holders should consult their tax advisers to determine whether any such elections are available and, if so, what the consequences of the alternative treatments would be in those holders’ particular circumstances.

In addition, if the Company were to be a PFIC in a taxable year in which it pays a dividend or the prior taxable year, the 15% dividend rate discussed above applicable to certain dividends paid to certain non-corporate US Holders, would not apply. US Holders should consult their tax advisers concerning the potential application of the PFIC rules to their ownership and disposition of the shares and ADSs.

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

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain US-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding unless (i) they are received by a corporation or other exempt recipient or (ii) in the case of backup withholding, the recipient provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the US Holder’s US federal income tax liability and may entitle such US holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

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

The Company hedges its exposure using forward contracts for the sale of US dollars, which are negotiated with major UK or US clearing banks. The Company also uses currency options as a further hedging instrument for limited proportions of its dollar exposure. The fair values of the financial instruments outstanding at December 31, 2007, 2008 and 2009 are disclosed in Notes 1c and 18 to the Consolidated Financial Statements. The settlement period of the forward contracts outstanding at December 31, 2009 was between January 7, 2010 and April 7, 2010. The settlement period of the option contracts outstanding at December 31, 2009 was between January 22, 2010 and December 31, 2010.

During the fiscal year, the Company was exposed to foreign currency exchange risk inherent in its sales commitments, anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than sterling. ARM transacts business in approximately nine foreign currencies worldwide, of which the most significant to the Company’s operations were the US dollar, the Indian Rupee, the euro and the Japanese yen for 2009. Generally, the Company is a net receiver of US dollars, and therefore benefits from a weaker sterling and is adversely affected by a stronger sterling relative to the dollar. It is a net payer of other foreign currencies but at a significantly lower level than the US dollar receivables. The Company has performed a sensitivity analysis at December 31, 2009, 2008 and 2007, using a modeling technique that measures the changes in the fair values arising from a hypothetical 10% adverse movement in the levels of foreign currency exchange rates relative to sterling with all other variables held constant. The analysis covers all of the Company’s foreign currency contracts offset by the underlying exposures. The foreign currency exchange rates used were based on market rates in effect at December 31, 2009, 2008 and 2007. The sensitivity analysis indicated that a hypothetical 10% adverse movement in foreign currency exchange rates would result in a loss in the fair values of ARM’s foreign exchange derivative financial instruments, net of exposures, of £2.7 million at December 31, 2009 (2008: £4.2 million, 2007: £5.6 million).

INTEREST RATE RISK

At December 31, 2009, the Company had £149 million (2008: £79 million) of interest-bearing assets. At December 31, 2009, 75% (2008: 38%) of interest-bearing assets, comprising cash equivalents; short-term and long-term investments; short-term marketable securities; are at fixed rates and are therefore exposed to fair value interest rate risk. Floating rate cash earns interest based on relevant national LIBID equivalents and is therefore exposed to cash flow interest rate risk.

Other financial assets, such as available-for-sale investments, are not directly exposed to interest rate risk.

The Company had no borrowings at December 31, 2008 or 2009, and no borrowings during 2009. As such, any increases in interest rates in 2009 would have had no impact on the Company’s interest payable. However, a 1% decrease in the average interest rate during the year would have reduced interest income by approximately £0.9 million and profit after tax by £0.6 million.

The Company has no derivative financial instruments to manage interest rate fluctuations in place at year-end since it has no loan financing, and as such no hedge accounting is applied.

The Company’s cash flow is carefully monitored on a daily basis. Excess cash, considering expected future cash flows, is placed on either short-term or medium-term deposit to maximize the interest income thereon. Daily surpluses are swept into higher-interest earning accounts overnight. The Company manages its proportion of fixedto-floating deposits based on the prevailing economic climate at the time (with reference to forward interest rates) and also on the required maturity of the deposits (as driven by the expected timing of the Company’s cash receipts and payments over the short- to medium-term).

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and charges payable to the depositary

The Company’s ADS program is administered by The Bank of New York Mellon, One Wall Street, New York, U.S., as depositary.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees.  The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:		For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance and delivery of ADSs, including issuances resulting from a dividend or free distribution of shares or rights
	•	Surrender of ADSs for the purpose of withdrawal of shares, including if the deposit agreement terminates
$.02 (or less) per ADS (or portion thereof)	•	Any cash distribution to ADS registered holders
A fee equivalent to the fee that would be payable if securities distributed to investors had been shares and the shares had been deposited for issuance of ADSs	•	Distribution of securities (other than shares or rights) distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders
Registration fees	•	Registration of shares on the share register to or from the name of the depositary or its agent when the investor deposits or withdraws shares
Expenses of the depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
	•	Reasonable expenses incurred by depositary in the conversion of dividends and other distributions in foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

Fees and charges payable by the depositary

From January 1, 2009 to December 31, 2009, the Company did not receive any payments from the depositary.  In February 2010, the Company received a payment of $1,287,500, which included $150,000 for 2007; $87,500 for 2008; $500,000 for 2009;  and $500,000 for 2010.  These amounts were for continuing annual stock exchange listing fees, standard out-of pocket maintenance costs for the ADRs (for expenses relating to postage and envelopes for mailing annual reports and proxy materials, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, facsimile, and telephone calls), and legal fees.   In addition, the 2010 payment included $50,000 for the achievement by the Company of certain performance indicators relating to the ADR facility.

The depositary, has agreed to reimburse the Company for expenses they incur that are related to maintenance expenses of the ADS program. The depositary has agreed to reimburse the Company for its continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse the Company annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to the Company based on the performance of the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to the Company is not related to the amount of fees the depositary collects from investors.

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.   CONTROLS AND PROCEDURES

Disclosure controls and procedures. As of December 31, 2009, the Company, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures. The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time specified in the rules and forms of the SEC and is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

The Company’s management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2009.

The Company’s independent auditors, PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the Company for the fiscal year ended December 31, 2009, has also assessed the effectiveness of the Company’s internal controls over financial reporting; their report is included herein.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	2009	2008	2007
		£’000
Audit Fees(1)	726	796	1,344
Audit-Related Fees(2)	86	52	100
Tax Fees(3)	412	364	302
All Other Fees(4)	109	430	76

(1)
Audit fees include fees for services pursuant to section 404 of the Sarbanes-Oxley Act, being £649,000 in 2007 and £255,000 in 2008 and £247,000 in 2009. Included within the 2007 costs are fees of £255,000 incurred in relation to the Company’s initial compliance with Section 404 of the Sarbanes-Oxley Act.

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

Fees to other major firms of accountants for non-audit services amounted to £959,000 (2008: £1,794,000).

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On July 19, 2005, the Company announced a rolling share repurchase program whereby a maximum number of shares, being 10% of issued share capital, may be purchased between Company AGMs (subject to shareholder approval, authority to purchase shares is renewed at each AGM). At the 2008 AGM, the shareholders authorized the repurchase of 127,208,000 shares during the period May 13, 2008 to May 14, 2009 (the date of the 2009 AGM). From May 13, 2008 to December 31, 2008, the Company repurchased 24,779,206 shares.  The Company repurchased no shares in 2009.

ITEM 16F.   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.   CORPORATE GOVERNANCE

Please refer to “Item 10. Additional Information—Corporate Governance”.

ITEM 17.   FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of this item.

PART III
ITEM 18.   FINANCIAL STATEMENTS

The following financial statements, together with the report of PricewaterhouseCoopers LLP thereon, are filed as part of this Form 20-F.

ITEM 19.	EXHIBITS

1.1	Memorandum and Articles of Association of ARM Holdings plc.
*4.1	Executive Service Agreement between ARM Limited and Warren East, dated January 29, 2001.
*4.2	Executive Service Agreement between Advanced Risc Machines Limited and William Tudor Brown, dated April 3, 1996.
*****4.3	Letter Agreement between ARM Limited and William Tudor Brown, dated June 25, 2008.
*4.4	Executive Service Agreement between Advanced Risc Machines Limited and Michael Peter Muller, dated January 31, 1996.
**4.5	Executive Service Agreement between ARM Limited and Tim Score, dated March 1, 2002.
**4.6	Executive Service Agreement between ARM Limited and Mike Inglis, dated July 17, 2002.
****4.7	Executive Service Agreement between ARM Limited and Simon Segars, dated January 4, 2005.
***4.8	ARM Holdings plc Employee Equity Plan.
***4.9	ARM Holdings plc Deferred Annual Bonus Plan.
***4.10	ARM Holdings plc U.S. Employee Stock Purchase Plan.
8.1	List of significant subsidiaries.
12.1	CEO certification required by Rule 13a-14(a).
12.2	CFO certification required by Rule 13a-14(a).
13.1	Certification required by Rule 13a-14(b).
15.1	Consent of the Independent Registered Public Accounting firm.

*	Previously filed with the Securities and Exchange Commission as part of the annual report on Form 20-F as filed on June 15, 2001 and incorporated herein by reference.

**	Previously filed with the Securities and Exchange Commission as part of the annual report on Form 20-F as filed on June 23, 2003 and incorporated herein by reference.

***	Previously filed with the Securities and Exchange Commission as part of the registration statement on Form S-8 on May 8, 2006 and incorporated herein by reference.

****	Previously filed with the Securities and Exchange Commission as part of the annual report on Form 20-F as filed on May 23, 2006 and incorporated herein by reference.

*****	Previously filed with the Securities and Exchange Commission as part of the annual report on Form 20-F as filed on April 7, 2009 and incorporated herein by reference.

SIGNATURE

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARM Holdings plc

By:	/s/ Tim Score
Tim Score
Chief Financial Officer

Dated:  April 15, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ARM Holdings plc

In our opinion, the accompanying consolidated income statements, consolidated statements of comprehensive income and the related consolidated balance sheets, consolidated cash flow statements and consolidated statements of changes in shareholders’ equity present fairly, in all material respects, the financial position of ARM Holdings plc and its subsidiaries at December 31, 2009 and December 31, 2008 and the results of their operations and cash flows for each of the three years in the period ended December 31, 2009 in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.  Also, in our opinion the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the COSO.  The Company’s management are responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s report on internal control over financial reporting on page 89.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
London
United Kingdom
March 30, 2010

Consolidated income statements
For the year ended December 31

	Note	2007 £000		2008 £000		2009 £000
Revenues
Product revenues		242,726		282,382		286,834
Service revenues		16,434		16,552		18,188
Total revenues	2	259,160		298,934		305,022
Cost of revenues
Product costs		(21,475)		(24,539)		(16,645)
Service costs		(6,630)		(8,339)		(8,826)
Total cost of revenues		(28,105)		(32,878)		(25,471)
Gross profit		231,055		266,056		279,551
Operating expenses
Research and development		(83,977)		(87,588)		(112,215)
Sales and marketing		(55,298)		(57,448)		(61,723)
General and administrative		(52,086)		(61,077)		(59,999)
Total operating expenses, net		(191,361)		(206,113)		(233,937)
Profit from operations		39,694		59,943		45,614
Investment income		5,459		3,297		1,788
Interest payable		(57)		(51)		(143)
Profit before tax	2, 5	45,096		63,189		47,259
Tax	6	(9,846)		(19,597)		(6,820)
Profit for the year	2	35,250		43,592		40,439
Earnings per share
Basic and diluted earnings		35,250		43,592		40,439
Number of shares (‘000)
Basic weighted average number of shares		1,321,860		1,265,237		1,266,624
Effect of dilutive securities: Employee incentive schemes		39,301		21,176		34,026
Diluted weighted average number of shares		1,361,161		1,286,413		1,300,650
Basic EPS	8	2.7	p	3.4	p	3.2	p
Diluted EPS	8	2.6	p	3.4	p	3.1	p

All activities relate to continuing operations. The accompanying notes are an integral part of the financial statements.

Consolidated statement of comprehensive income
For the year ended December 31

	2007 £000	2008 £000	2009 £000
Profit for the year	35,250	43,592	40,439
Other comprehensive income:
Realised gain on available-for-sale investments (net of tax of £84,000)	−	214	−
Unrealized holding gain/(loss) on available-for-sale investments (net of tax of £nil)	330	(285)	130
Currency translation adjustment	(8,126)	164,369	(61,718)
Other comprehensive (loss)/income for the year	(7,796)	164,298	(61,588)
Total comprehensive (loss)/income for the year	27,454	207,890	(21,149)

Consolidated balance sheets
As at December 31
	Note	2008 £000	2009 £000
Assets
Current assets:
Financial assets:
Cash and cash equivalents	9, 18	76,502	34,489
Short-term investments	13, 18	471	105,524
Short-term marketable securities	13, 18	1,816	1,795
Embedded derivatives	18	12,298	2,480
Fair value of currency exchange contracts	18	−	457
Accounts receivable	10	76,914	65,247
Prepaid expenses and other assets	11	23,134	23,635
Current tax assets		621	350
Inventories: finished goods	12	1,972	1,680
Total current assets		193,728	235,657
Non-current assets:
Financial assets:
Available-for-sale investments	13, 18	1,167	9,432
Prepaid expenses and other assets	11	2,102	1,611
Property, plant and equipment	14	14,197	13,565
Goodwill	15	567,844	516,798
Other intangible assets	16	45,082	24,696
Deferred tax assets	6	24,063	42,724
Total non-current assets		654,455	608,826
Total assets		848,183	844,483
Liabilities and shareholders’ equity
Current liabilities:
Financial liabilities:
Accounts payable	18	6,953	2,280
Fair value of currency exchange contracts	18	18,457	−
Accrued and other liabilities	17,18	35,646	46,688
Current tax liabilities		15,655	16,536
Deferred revenue		29,906	39,562
Total current liabilities		106,617	105,066
Non-current liabilities:
Deferred tax liabilities	6	1,223	720
Total liabilities		107,840	105,786
Net assets		740,343	738,697
Capital and reserves attributable to equity holders of the Company
Share capital	19	672	672
Share premium account		351,578	351,578
Share option reserve		61,474	61,474
Retained earnings		182,008	241,950
Revaluation reserve		(285)	(155)
Cumulative translation adjustment		144,896	83,178
Total equity		740,343	738,697

The accompanying notes are an integral part of the financial statements.

Consolidated cash flow statements
For the year ended December 31
	Note	2007 £000	2008 £000	2009 £000
Operating activities
Profit from operations		39,694	59,943	45,614
Adjustments for:
Depreciation and amortization of tangible and intangible assets		26,907	26,952	24,953
Profit on disposal of available-for-sale investment		–	–	(224)
Loss on disposal of property, plant and equipment		317	36	79
Compensation charge in respect of share-based payments		16,786	15,409	19,001
Impairment of available-for-sale investments		2,100	−	412
Provision for doubtful debts		215	641	1,018
Provision for obsolescence of inventories		247	87	211
Movement in fair value of currency exchange contracts		935	17,961	(18,914)
Movement in fair value of embedded derivatives		–	(12,518)	9,818
Changes in working capital
Accounts receivable		260	(6,364)	9,531
Inventories		(653)	280	81
Prepaid expenses and other assets		(3,291)	(8,915)	358
Accounts payable		404	4,661	(4,673)
Deferred revenue		(3,877)	1,548	10,281
Accrued and other liabilities		(7,954)	6,831	14,564
Cash generated by operations before tax		72,090	106,552	112,110
Income taxes paid		(12,265)	(6,019)	(15,550)
Net cash from operating activities		59,825	100,533	96,560
Investing activities
Interest received		5,607	3,234	1,277
Purchases of property, plant and equipment	14	(4,661)	(8,084)	(6,030)
Proceeds on disposal of property, plant and equipment		–	–	49
Purchases of other intangible assets		(3,332)	(5,938)	(3,888)
Purchases of available-for-sale investments	13	(2,657)	(1,029)	(9,116)
Proceeds on disposal of available-for-sale investments		–	6,291	663
Maturity/(purchase) of short-term investments		35,937	(758)	(104,902)
Purchase of subsidiaries, net of cash acquired*	21	(3,357)	(7,371)	(563)
Net cash (used in)/from investing activities		27,537	(13,655)	(122,510)
Financing activities
Cash received on issue of new share capital on exercise of share options	19	5,509	−	−
Proceeds received on issuance of shares from treasury		13,383	5,581	19,085
Purchase of own shares	20	(128,561)	(40,286)	−
Dividends paid to shareholders	7	(18,547)	(26,383)	(28,961)
Net cash used in financing activities		(128,216)	(61,088)	(9,876)
Net (decrease)/increase in cash and cash equivalents		(40,854)	25,790	(35,826)
Cash and cash equivalents at beginning of the year		90,743	49,509	76,502
Effect of foreign exchange rate changes		(380)	1,203	(6,187)
Cash and cash equivalents at end of the year	9	49,509	76,502	34,489

* The aggregate cash outflow for purchase of subsidiaries in 2009 was £563,000 (2008: £7,387,000) and net cash acquired was £nil (2008: £16,000).

Consolidated statements of changes in shareholders’ equity
For the year ended December 31
	Attributable to equity holders of the Company
	Share capital £000	Share premium account £000	Share option reserve £000	Retained earnings* £000	Revaluation reserve** £000	Cumulative translation adjustment £000	Total £000
Balance at December 31, 2006	695	449,195	61,474	161,453	(544)	(11,347)	660,926
Profit for the year	–	–	–	35,250	–	–	35,250
Other comprehensive income
Unrealized holding gain on available-for-sale investments (net of tax of £146,000)	–	–	–	–	330	–	330
Currency translation adjustment	−	−	−	−	−	(8,126)	(8,126)
Total comprehensive income for the year	−	−	−	35,250	330	(8,126)	27,454
Dividends	–	–	–	(18,547)	–	–	(18,547)
Movement on tax arising on share options	–	–	–	2,212	–	–	2,212
Purchase of own shares	–	–	–	(120,419)	–	–	(120,419)
Appropriation for future share cancellations	–	–	–	(8,142)	–	–	(8,142)
Cancellation of shares*	(28)	–	–	28	–	–	–
Cancellation of share premium account	–	(103,121)	–	103,121	–	–	–
Proceeds from sale of own shares	–	–	–	13,383	–	–	13,383
Shares issued on exercise of options	5	5,504	–	–	–	–	5,509
Credit in respect of employee share schemes	–	–	–	16,786	–	–	16,786
Balance at December 31, 2007	672	351,578	61,474	185,125	(214)	(19,473)	579,162
Profit for the year	−	−	−	43,592	−	−	43,592
Other comprehensive income
Realized gain on available-for-sale investment (net of tax of £84,000)	−	−	−	−	214	−	214
Unrealized holding loss on available-for-sale investments (net of tax of £nil)	−	−	−	−	(285)	−	(285)
Currency translation adjustment	−	−	−	−	−	164,369	164,369
Total comprehensive income for the year	−	−	−	43,592	(71)	164,369	207,890
Dividends	−	−	−	(26,383)	−	−	(26,383)
Credit in respect of employee share schemes	−	−	−	15,409	−	−	15,409
Movement on tax arising on share options	−	−	−	(1,030)	−	−	(1,030)
Purchase of own shares	−	−	−	(40,286)	−	−	(40,286)
Proceeds from sale of own shares	−	−	−	5,581	−	−	5,581
Balance at December 31, 2008	672	351,578	61,474	182,008	(285)	144,896	740,343
Profit for the year	−	−	−	40,439	−	−	40,439
Other comprehensive income
Unrealized holding gain on available-for-sale investments (net of tax of £nil)	−	−	−	−	130	−	130
Currency translation adjustment	−	−	−	−	−	(61,718)	(61,718)
Total comprehensive income for the year	−	−	−	40,439	130	(61,718)	(21,149)
Dividends	−	−	−	(28,961)	−	−	(28,961)
Credit in respect of employee share schemes	−	−	−	19,001	−	−	19,001
Movement on tax arising on share options	−	−	−	10,378	−	−	10,378
Proceeds from sale of own shares	−	−	−	19,085	−	−	19,085
Balance at December 31, 2009	672	351,578	61,474	241,950	(155)	83,178	738,697

*
Own shares held. Offset within retained earnings is an amount of £65,102,000 (2008: £107,963,000) representing the cost of own shares held, being 60,321,361 (2008: 91,160,488) shares in the Company.  These shares are expected to be used in part for the benefit of the Company’s employees and directors to satisfy share option, restricted stock units (RSUs) and conditional share awards in future periods.  Refer to note 20 for further details on the movement on these balances.

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

The Company’s principal geographic markets are Europe, the United States and Asia Pacific.

The Company’s financial statements were authorized for issue on March 30, 2010 by Tim Score, director and Chief Financial Officer, on behalf of the board.

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

Company undertakings include ARM Limited (incorporated in the UK), ARM Inc. (incorporated in the US), ARM KK (incorporated in Japan), ARM Korea Limited (incorporated in South Korea), ARM France SAS (incorporated in France), ARM Belgium N.V. (incorporated in Belgium), ARM Germany GmbH (incorporated in Germany), ARM Norway AS (incorporated in Norway), ARM Sweden AB (incorporated in Sweden), ARM Embedded Technologies Pvt. Limited (incorporated in India), ARM Physical IP Asia Pacific Pte. Limited (incorporated in Singapore), ARM Taiwan Limited (incorporated in Taiwan) and ARM Consulting (Shanghai) Co. Limited (incorporated in PR China).

1b	Summary of significant accounting policies

The principal accounting policies applied in the presentation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB, IFRIC interpretations and with those parts of the Companies Act 2006 applicable to companies reporting under IFRS.

The consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation to fair value of available-for-sale investments; share-based payments; financial assets and liabilities (including derivative instruments) at fair value through the income statement; and embedded derivatives.

Critical accounting estimates and judgments

The preparation of these financial statements requires the directors to make critical accounting estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates and judgments are summarized in note 1d.

New standards, amendments and interpretations

(a) Standards, amendments and interpretations effective in 2009

IFRS 8, “Operating segments” This supersedes IAS 14, “Segmental reporting”, under which segments were identified and reported on risk and return analysis. Under IFRS 8, segments are reported based on internal reporting, bringing segment reporting in line with the requirements of US standard FAS 131. Published by the IASB in November 2006, this standard was effective for annual periods beginning on or after January 1, 2009 but was early adopted by the Company in 2008. This amendment is endorsed by the EU.

Amendment to IAS 39, “Financial instruments: Recognition and measurement”, and IFRS 7, “Financial instruments: Disclosures” on the ‘Reclassification of financial assets’. This amendment allows the reclassification of certain financial assets previously classified as ‘held-for-trading’ or ‘available-for-sale’ to another category under limited circumstances. Published in November 2008, this amendment was effective for periods beginning on or after July 1, 2008. This standard does not have a material impact on the Company since it does not have significant assets of this type.

Amendment to IFRS 2, “Share-based payments” This clarifies what events constitute vesting conditions and also specifies that all cancellations, whether by the Company or by another party, should receive the same accounting treatment. This does not have a material impact on the Company’s financial statements as it does not have a significant number of the types of options affected. Published by the IASB in January 2008, this amendment is effective for annual periods beginning on or after January 1, 2009. This amendment is endorsed by the EU.

IAS 1 (revised), “Presentation of financial statements” This revised standard requires entities to prepare a statement of comprehensive income. All non-owner changes in equity are required to be shown in a performance statement, but entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income). Owner changes in equity are shown in a statement of changes in equity. Also entities making restatements or reclassifications of comparative information are required to present a restated balance sheet as at the beginning of the comparative period in addition to the current requirement to present balance sheets at the end of the current period and comparative period. Published by the IASB in September 2007 this revised standard is effective for periods beginning on or after January 1, 2009. This amendment is endorsed by the EU. The impact to the Company is the additional disclosure in the financial statements.

IFRS 7 (Revised), “Financial instruments: Disclosures” This amendment forms part of the IASB’s response to the financial crisis and is aimed at improving transparency and enhancing accounting guidance. The amendment increases the disclosure requirements about fair value measurement and reinforces existing principles for disclosure about liquidity risk. The amendment introduces a three-level hierarchy for fair value measurement disclosure and requires some specific quantitative disclosures for financial instruments in the lowest level in the hierarchy. In addition, the amendment clarifies and enhances existing requirements for the disclosure of liquidity risk primarily requiring a separate liquidity risk analysis for derivative and non-derivative financial liabilities. Published by the IASB in March 2009 this amendment is effective for periods starting on or after January 1, 2009 with no comparatives for the first year of application. This amendment is endorsed by the EU. This affects the presentation within the Company’s financial statements.

 (b) Standards, amendments and interpretations effective in 2009 but not relevant

Amendment to IAS 32, “Financial instruments: Presentation”, and IAS 1, “Presentation of financial statements on Puttable financial instruments and obligations arising on liquidation” This amendment ensures entities classify Puttable financial instruments and other financial instruments as equity, provided they have particular features and meet specific conditions. Published by the IASB in February 2008 this amendment is effective for periods beginning on or after January 1, 2009. This amendment is endorsed by the EU. This is not relevant to the Company as it does not currently enter into these types of transactions.

IAS 23 (Revised), “Borrowing costs” A result of the joint short-term convergence project with the FASB, this new standard requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The option of immediately expensing those borrowing costs has been removed. This is not relevant to the Company because the Company currently does not fund acquisitions of assets with debt. Published by the IASB in March 2007, this is effective for annual periods beginning on or after January 1, 2009. This amendment is endorsed by the EU.

IFRIC 13, “Customer loyalty programmes relating to IAS 18, Revenue” This provides guidance on accounting for customer loyalty programmes. As the Company does not offer such incentives, it is not relevant. Published by the IASB in June 2007, it is effective for annual periods beginning on or after July 1, 2008. This standard was endorsed by the EU on December 17, 2008 for periods beginning on or after January 1, 2009.

IFRIC 14, “IAS 19, The limit on a defined benefit asset, minimum funding requirements and their interaction” This provides guidance on accounting for defined benefit pension schemes. The Company does not have any such schemes and therefore it is not relevant. Published by the IASB in July 2007, it is effective for annual periods beginning on or after January 1, 2009. This interpretation is endorsed by the EU.

IFRIC 15, “Agreements for construction of real estates” This clarifies which standard (IAS 18, ‘Revenue’, or IAS 11, ‘Construction contracts’) should be applied to particular transactions and means that IAS 18 is applied to a wider range of transactions. This is not relevant to the Company as it does not have any transactions involving real estate. Published by the IASB in July 2008, it is effective for periods beginning on or after January 1, 2009. This standard was endorsed by the EU on July 23, 2009 for periods beginning after December 1, 2010.

IFRIC 16, “Hedges of a net investment in a foreign operation” This clarifies the usage and requirements of IAS 21 with respect to net investment hedging. This is not relevant to the Company as it does not undertake such activities. Published by the IASB in July 2008, it is effective for periods beginning on or after October 1, 2008. This interpretation was endorsed by the EU for periods beginning on or after 1, July 2009.

IFRIC 17, “Distributions of non-cash assets to owners” This clarifies how an entity should measure distributions of assets, other than cash, when it pays dividends to its owners. This is not relevant to the Company as it does not make any distributions of assets to its owners, other than cash. Published by the IASB in November 2008 it is effective for periods beginning on or after July 1, 2009. This interpretation was endorsed by the EU for periods beginning on or after July 1, 2009.

IFRIC 18, “Transfer of assets from customers” This clarifies the accounting for arrangements where an item of property, plant and equipment, which is provided by the customer, is used to provide an ongoing service. This is not relevant to the Company as it does not engage in such activities. Published by the IASB in January 2009, it is effective for transfers of assets from customers received on or after July 1, 2009. This interpretation was endorsed by the EU for periods beginning on or after October 1, 2010.

Amendments to IFRIC 9 and IAS 39, “embedded derivatives” This amendment allows entities to reclassify particular financial instruments out of the fair value through profit or loss or available for sale categories in specific circumstances. This is not relevant to the Company since it currently does not meet the criteria of the amendment. Published by the IASB in March 2009, it is effective for periods commencing on or after June 30, 2009. This amendment is endorsed by the EU.

IFRS 3, (Revised), “Business combinations” This is equivalent to FAS 141R issued by the FASB in December 2007. The revision to this standard changes accounting for business combinations. While the acquisition method is still applied, there are significant changes to the treatment of contingent payments, transaction costs and the calculation of goodwill. Published by the IASB in January 2008, the standard is applicable to business combinations occurring in accounting periods beginning on or after July 1, 2009, with earlier application permitted. This standard is endorsed by the EU. This could impact the Company’s financial statements in future if it makes further acquisitions.

Amendment to IAS 39, “Financial Instruments: Recognition and measurement on Eligible hedged items”. This amendment makes two significant changes. It prohibits designating inflation as a hedgeable component of a fixed rate debt. It also prohibits including time value in the one-sided hedged risk when designating options as hedges. Published by the IASB in July 2008 it is effective for periods beginning on or after July 1, 2009 and must be applied retrospectively. This is not expected to impact the Company since it does not currently designate any financial instruments as hedges.

IAS 27 (Revised), “Consolidated and separate financial statements” This amendment revises the accounting for transactions with non-controlling interests. Published by the IASB in January 2008, this is effective for annual periods beginning on or after July 1, 2009. This standard is endorsed by the EU. This is not relevant to the Company as it does not have any non-controlling interests.

 (c) Standards, amendments and interpretations that are not yet effective and have not been early adopted

Amendment to IAS 24, “Related party disclosures” This removes the requirement for government related entities to disclose details of all transactions with the government and it clarifies and simplifies the definition of a related party. Published by the IASB in November 2009, this is effective for annual periods beginning on or after January 1, 2011. This amendment is not yet endorsed by the EU.

IFRS 9, “Financial instruments on classification and measurement” This is the first part of a new standard to replace IAS 39. IFRS 9 has two measurement categories: amortised cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortised cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is at fair value through profit or loss. Published by the IASB in November 2009, this is effective for annual periods beginning on or after January 1, 2013. This standard is not yet endorsed by the EU.

Amendment to IFRS 2, “Share -based payments group cash-settled transactions” This amendment provides a clear basis to determine the classification of share based payment awards in both consolidated and separate financial statements. Published by the IASB in June 2009, this is effective for annual periods commencing on or after January 1, 2010. This is not yet endorsed by the EU.

Annual improvements 2009 This is a collection of amendments to 12 standards as part of the IASB program on annual improvement. Published by the IASB In April 2009, this is effective for annual periods beginning on or after January 1, 2010. These amendments are not yet endorsed by the EU.

Amendment to IFRIC 14, “Prepayments of a minimum funding requirement” relates to companies that are required to make minimum funding contributions to a defined benefit pension plan. The Company does not have any such schemes and therefore it will not be relevant. Published by the IASB in November 2009, it is effective for annual periods beginning on or after January 1, 2011. This interpretation is not yet endorsed by the EU.

IFRIC 19, “Extinguishing financial liabilities with equity instruments” clarifies the accounting when an entity re-negotiates the terms of its debt with the result that the liability is extinguished through the debtor issuing its own equity instruments to the creditor. Published by the IASB in November 2009, this is effective for annual periods beginning on or after July 1, 2010. This is not yet endorsed by the EU.

Amendment to IAS 32, “Rights Issues” addresses the accounting for rights issues which are denominated in a currency other than the functional currency of the issuer. This is not relevant to the Company as it does not currently enter into these types of transactions. Published by the IASB in October 2009, this is effective for annual periods beginning on or after February 1, 2010. This amendment is endorsed by the EU.

The directors expect that the adoption of these standards, annual improvements and interpretations in future periods will have no material impact on the financial statements when they come into effect for periods after January 1, 2010.

Consolidation

Principles of consolidation. The consolidated financial statements incorporate the financial statements of the Company and all its subsidiaries. Intra-group transactions, including sales, profits, receivables and payables, have been eliminated on consolidation. All subsidiaries use uniform accounting policies for like transactions and other events and similar circumstances.

Business combinations. The results of subsidiaries acquired in the year are included in the income statement from the date they are acquired. On acquisition, all of the subsidiaries’ assets and liabilities that exist at the date of acquisition are recorded at their fair values reflecting their condition at that date. Revisions were made in 2009 to goodwill recognized on acquisitions from the previous year relating predominantly to contingent consideration adjustments – see note 15.

Segment reporting

At December 31, 2009, the Company was organized on a worldwide basis into three business segments, namely the Processor Division (PD), the Physical IP Division (PIPD) and the Systems Design Division (SDD). This is based upon the Company’s internal organization and management structure and is the primary way in which the Chief Operating Decision Maker (CODM) and the rest of the board are provided with financial information.  The directors believe that the CODM is the Chief Executive Officer of the Company.

Segment expenses are expenses that are directly attributable to a segment together with the relevant portion of other expenses that can reasonably be allocated to the segment. Foreign exchange gains or losses, gains or losses on the disposal of available-for-sale investments, investment income, interest payable and tax are not allocated by segment.

Segment assets and liabilities include items that are directly attributable to a segment plus an allocation on a reasonable basis of shared items. Corporate assets and liabilities are not included in business segments and are thus unallocated. At December 31, 2009 and 2008, these comprised cash and cash equivalents, short-term investments, short-term marketable securities, unlisted investments, and the fair value of currency exchange contracts. Any current and deferred tax assets and liabilities also are not included in business segments and are thus unallocated.

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

Many license agreements are for products which are designed to meet the specific requirements of each customer. Revenue from the sale of such licenses is recognized on a percentage-of-completion basis over the period from signing of the license to customer acceptance. Under the percentage-of-completion method, provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of such losses is determined. The percentage-of- completion is measured by monitoring progress using records of actual time incurred to date in the project compared with the total estimated project requirement, which approximates to the extent of performance.

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

Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period, excluding treasury stock and those shares held in the Employee Share Ownership Plan (ESOP) which are treated as cancelled. For diluted earnings per share, the weighted number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The diluted share base for the year ended December 31, 2009 excludes incremental shares of approximately 11,986,000 (2008: 38,822,000, 2007: 8,786,000) related to employee share options. These shares are excluded due to their anti-dilutive effect as a result of the exercise price of these shares being higher than the market price.

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

Although an independent valuation is made of any intangible assets purchased as part of a business combination, the directors are primarily responsible for determining the fair value of intangible assets. Developed technology, existing agreements and customer relationships, core technology, trademarks and tradenames, and order backlog are capitalized and amortized over a period of one to ten years, being a prudent estimate of the time that the Company is expected to benefit from them.

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

The annual impairment tests in 2007, 2008 and 2009 showed there was no impairment with respect to goodwill. Furthermore, no trigger events have been identified that would suggest the impairment of any of the Company’s other intangibles.

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

Equity securities that are not publicly traded are also classified as available-for-sale and are recorded at fair value plus transaction costs at the trade date. Given that the markets for these assets are not active, the Company establishes fair value by using valuation techniques. At December 31, 2009 and 2008, the estimated fair value of these investments approximated to cost less any permanent diminution in value, based on estimates determined by the directors.

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

	2007 £000	2008 £000	2009 £000
(Loss)/gain in income statement	1,400	12,518	(9,818)

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

The Company operates Save As You Earn (SAYE) schemes in the United Kingdom and an Employee Share Purchase Plan (ESPP) in the United States. Options under the SAYE schemes are granted at a 20% discount to market price of the underlying shares on the date of announcement of the scheme and at a 15% discount to the lower of the market prices at the beginning and end of the scheme for the ESPP. The UK SAYE schemes are approved by the UK tax authorities, which stipulates that the saving period must be at least 36 months. The Company has recognized a compensation charge in respect of the SAYE plans and US ESPPs. The charges for these are calculated as detailed above.

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

Employee share ownership plans

The Company’s Employee Benefit Trust (the “Trust”) was set up on April 16, 1998 to administer the Company’s Employee Share Ownership Plan (ESOP). The Trust was funded by loans from the Company, with its assets comprising shares in the Company. The Company recognized the assets and liabilities of the Trust in its own accounts and the carrying value of the Company’s shares held by the Trust were recorded as a deduction in arriving at shareholders’ funds until such time as the shares vested unconditionally to employees. All shares held within the Trust were awarded during 2008 and the Trust has now been wound up.

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

Given the size of the Company, the directors have not delegated the responsibility for monitoring financial risk management to a sub-committee of the board. The policies set by the board of directors are implemented by the Company’s finance department. The Company has a treasury policy that sets out specific guidelines to manage interest rate risk, securities price risk, credit risk and liquidity risk and also sets out circumstances where it would be appropriate to use financial instruments to manage these.

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

At December 31, 2009, the Company had outstanding currency exchange contracts to sell $45 million (2008: $100 million) for sterling. In addition, the Company utilizes option instruments which have various provisions that, depending on the spot rate at maturity, give either the Company or the counterparty the option to exercise. At December 31, 2009, the Company had outstanding currency options under which the Company may, under certain circumstances, be required to sell up to $106 million (2008: $144 million) for sterling. A common scenario with options of this type is that the spot price at expiry is such that neither the Company nor the counterparty chooses to exercise the option. The Company had $87 million (2008: $86 million) of accounts receivable denominated in US dollars at that date, and US dollar cash, cash equivalents, short-term investments and short-term marketable securities balances of $26 million (2008: $61 million). Thus, the Company’s currency exchange contracts and currency options at year-end potentially exceeded its US dollar current assets. This is because the Company has taken longer term positions through its currency exchange contracts in recent years given the expected nature of the Company’s cash flows.

The Company has elected not to apply hedge accounting, and all movements in the fair value of derivative foreign exchange instruments are recorded in the income statement, offsetting the foreign exchange movements on the accounts receivable, cash, cash equivalents, short-term investments and short-term marketable securities balances being hedged.

In addition, certain customers remit royalties and license fees in other currencies, primarily the euro. The Company is also required to settle certain expenses in euros, primarily in its French, Belgian and German subsidiaries, and as the net amounts involved are not considered significant, the Company does not take out euro currency exchange contracts.

As at December 31, 2009, if sterling had strengthened by 10% against foreign currencies with all other variables held constant, post-tax profit for the year and equity (excluding non-monetary assets and liabilities) would have been £2.7 million lower (2008: sterling weakened by 10%, post-tax profit and equity lower by £4.2 million, 2007: sterling strengthened by 10%, post tax-profit and equity lower by £5.6 million), mainly as a result of the mix of financial instruments at respective year-ends.

Interest rate risk

At December 31, 2009, the Company had £149 million (2008: £79 million) of interest-bearing assets. At December 31, 2009, 75% (2008: 38%) of interest-bearing assets (comprising cash and cash equivalents; short-term investments; short-term marketable securities; and the Company’s convertible loan notes), are at fixed rates and are therefore exposed to fair value interest rate risk. Floating rate cash earns interest based on relevant national LIBID or base rate equivalents and is therefore exposed to cash flow interest rate risk. The proportion of funds held in fixed rather than floating rate deposits is determined in accordance with the policy outlined under “Liquidity risk” below. Other financial assets, such as available-for-sale investments, are not directly exposed to interest rate risk.

Had interest rates been 1% lower throughout the year, interest receivable would have reduced by approximately £0.9 million (2008: £0.6 million) and profit after tax by £0.6 million (2008: £0.4 million).

The Company had no borrowings during 2008 or 2009.

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

(i) Listed investments. At December 31, 2009 and December 31, 2008, the Company had no listed investments.

(ii) Unlisted investments. The Company had unlisted investments with a carrying value as at December 31, 2009 of £9.4 million (2008: £1.2 million). A permanent 10% fall in the underlying value of these companies as at December 31, 2009 would therefore have reduced the Company’s post-tax profit by £0.7 million (2008: £0.1 million, 2007: £0.4 million) and resulted in a £nil (2008: £nil) reduction in other components of equity.

Credit risk

Credit risk is managed on a Company basis. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions.

As at December 31, 2009, the Company had no significant concentrations of credit risk. The amount of exposure to any individual counterparty is subject to a limit, which is reassessed annually by the board of directors.

Financial instrument counterparties are subject to pre-approval by the board of directors and such approval is limited to financial institutions with at least an AA rating, or (in the case of UK building societies) had over £1 billion in assets, except in certain jurisdictions where the cash holding concerned is immaterial. At December 31, 2008 and 2009, the majority of the Company’s cash, cash equivalents, short-term investments and marketable securities were deposited with major clearing banks and building societies in the United Kingdom and United States in the form of money market deposits and corporate bonds for varying periods up to one year.

Over 90% of the Company’s cash and cash equivalents, short-term investments and short-term marketable securities were held with global financial institutions with at least an AA rating, or (in the case of UK building societies) had over £1 billion in assets, as at December 31, 2009 and 2008.

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

The Company markets and sells to a relatively small number of customers with individually large value transactions. At December 31, 2009, one (2008: one) customer accounted for just over 10% of accounts receivable. All monies owed from this customer in respect of the amounts due at December 31, 2009 have been paid after year-end. This customer was one of a many large, established semiconductor companies that accounted in total for over 80% of the year-end accounts receivable balance, where the risk of default on monies owed was deemed negligible. The Company performs credit checks on all customers (other than those paying in advance) in order to assess their credit-worthiness and ability to pay its invoices as they become due. As such, the balance of accounts receivable not owed by the large semiconductor companies is still deemed by management to be of low risk of default due to the nature of the checks performed on them, and accordingly a relatively small allowance against these receivables is in place to cover this low risk of default.

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

Management monitors rolling forecasts of the Company’s liquidity reserve on the basis of expected cash flow. This is carried out at both a local and a Company level with the local subsidiaries being funded by the Company as required.

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

	Less than six months £000	Between six months and one year £000
At December 31, 2009:
Accounts payable	2,280	−
At December 31, 2008:
Accounts payable	6,953	−
Other liabilities	3,411	−

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

	Less than three months 000s	Over three months but less than six months 000s	Between six months and one year 000s
Forward foreign exchange contracts – held-for-trading at December 31, 2009
Outflow	$42,000	$3,000	−
Inflow	£25,911	£1,892	−
Foreign exchange options – held-for-trading at December 31, 2009
Outflow (maximum)	$36,000	$32,500	$37,500
Inflow (maximum)	£23,463	£21,014	£24,599
Forward foreign exchange contracts – held-for-trading at December 31, 2008
Outflow	$94,000	$6,000	−
Inflow	£59,510	£4,095	−
Foreign exchange options – held-for-trading at December 31, 2008
Outflow (maximum)	$44,300	$42,000	$58,000
Inflow (maximum)	£25,704	£24,488	£35,379

Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. The capital structure of the Group consists of cash, cash equivalents, short-term investments and marketable securities and capital and reserves attributable to equity holders of the Company, as disclosed in note 19 and the consolidated statement of changes in shareholders’ equity.

In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, sell assets to raise cash or take on debt.

Between 2004 and 2007, the Company’s strategy was to increase its balance sheet efficiency by reducing its cash balance via returning cash to shareholders through a progressive dividend policy and a rolling share buyback program. Whilst the Company intends to further increase balance sheet efficiency over time, in 2008 and 2009, recognizing the uncertain macroeconomic environment, the net cash balance was increased from £51.3 million at the start of 2008 to £78.8 million at December 31, 2008 and to £141.8 million at December 31, 2009. In the year, the dividend was increased by 10% reflecting the Board’s long-term confidence in the business. No share buybacks were made in the year, though the program remains in place and will be used as and when the Board believe it is appropriate to do so.  The capital structure is continually monitored by the Company.

During 2008, the Company entered into a £50 million revolving credit facility providing the Company access to funds for any corporate purpose. The Company did not draw down on this facility at any time during 2008 or 2009, and it was not renewed in 2009.

Fair value of currency exchange contracts

The fair value of currency exchange contracts is estimated using the settlement rates. The estimation of the fair value of the liability in respect of currency exchange contracts is £457,000 at December 31, 2009 (2008: £18,457,000). The liability in 2008 was due to the mix of contracts, settlement rates and currency volatility but predominantly due to the significant strengthening of the US dollar during the second half of 2008, resulting in the year-end USD/GBP spot rate being lower than the majority of settlement rates. All of these contracts matured during the year, and with the strengthening of sterling during 2009, the majority of these accrued losses did not crystallize at settlement. The resulting gains and losses on the movement of the fair value of currency exchange contracts is recognized in the income statement under general and administrative expenses, as shown below:

	2007 £000	2008 £000	2009 £000
Gain/(Loss) in income statement	(935)	(17,961)	18,914

Valuation hierarchy
The table below shows the financial instruments carried at fair value by valuation method:

2009	Level 1 * £000	Level 2 * £000	Level 3 * £000	Total £000
Assets
Fair value through the profit or loss:
Embedded derivatives	−	2,480	−	2,480
Currency exchange contracts	−	457	−	457
	−	2,937	−	2,937
Available-for-sale:
Short-term investments	105,524	−	−	105,524
Short-term marketable securities	1,795	−	−	1,795
Other long-term investments	−	−	9,432	9,432
	107,319	−	9,432	116,751
Total Assets	107,319	2,937	9,432	119,688

*     Level 1 valued using unadjusted quoted prices in active markets for identical instruments.  Level 2 valued using techniques based significantly on observable market data.  Level 3 valued using information other than observable market data.

Level 3 financial assets

	Other long-term investments £000	Total £000
Balance at January 1, 2009	1,167	1,167
Additions	9,116	9,116
Disposals	(439)	(439)
Impairments	(412)	(412)
Balance at December 31, 2009	9,432	9,432

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

Impairment of goodwill

The Company tests goodwill for impairment at least annually. This requires an estimation of the value in use of the cash generating units (CGUs) to which goodwill is allocated. As discussed in detail in note 15, estimating the value in use requires the Company to make an estimate of the expected future cash flows from the CGUs and also to choose a suitable discount rate in order to calculate the present values of those cash flows.

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

At December 31, 2009, the Company was organized on a worldwide basis into three main business segments:

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

This is based upon the Company’s internal organization and management structure and is the primary way in which the CODM is provided with financial information. Whilst revenues are reported into four main revenue streams (namely licensing, royalties, development systems and services), the costs, operating results and balance sheets are only analyzed into these three divisions.

The acquisition of Logipard in 2008 was allocated to PD together with the related goodwill.

The following analysis is of revenues; operating costs; investment income; interest payable; profit/(loss) before tax, tax; profit/(loss) after tax; depreciation; amortization of intangible assets; share-based payment costs; capital expenditure; total assets and liabilities; net assets and goodwill for each segment and the Company in total.

Business segment information

Year ended December 31, 2009	Processor Division £000	Physical IP Division £000	Systems Design Division £000	Unallocated £000	Company £000
Segmental income statement
Revenue	227,191	44,890	32,941	−	305,022
Operating costs	(148,820)	(81,070)	(37,019)	7,501	(259,408)
Investment income	−	−	−	1,788	1,788
Profit on disposal of available-for-sale investment	−	−	−	(143)	(143)
Profit/(loss) before tax	78,371	(36,180)	(4,078)	9,146	47,259
Tax	−	−	−	(6,820)	(6,820)
Profit/(loss) for the year	78,371	(36,180)	(4,078)	2,326	40,439
Segmental balance sheet
Total assets	215,271	402,223	28,089	198,900	844,483
Total liabilities	(54,457)	(24,839)	(9,234)	(17,256)	(105,786)
Net assets	160,814	377,384	18,855	181,644	738,697
Other segmental items
Depreciation	2,775	2,140	703	−	5,618
Amortization of intangible assets (including software)	3,709	13,933	1,693	−	19,335
Share-based payments cost	10,698	4,992	3,311	−	19,001
Capital expenditure	2,860	3,427	588	−	6,875
Goodwill	135,723	366,258	14,817	−	516,798
Revenue (US dollar)	365,730	72,148	51,575	-	489,453

Year ended December 31, 2008	Processor Division £000	Physical IP Division £000	Systems Design Division £000	Unallocated £000	Company £000
Segmental income statement
Revenue	221,354	46,432	31,148	−	298,934
Operating costs	(124,597)	(73,173)	(38,189)	(3,032)	(238,991)
Investment income	−	−	−	3,297	3,297
Interest payable	−	−	−	(51)	(51)
Profit/(loss) before tax	96,757	(26,741)	(7,041)	214	63,189
Tax	−	−	−	(19,597)	(19,597)
Profit/(loss) for the year	96,757	(26,741)	(7,041)	(19,383)	43,592
Segmental balance sheet
Total assets	235,899	463,302	32,136	116,846	848,183
Total liabilities	(41,696)	(20,192)	(10,617)	(35,335)	(107,840)
Net assets	194,203	443,110	21,519	81,511	740,343
Other segmental items
Depreciation	2,740	1,496	934	−	5,170
Amortization of intangible assets (including software)	2,692	16,187	2,903	−	21,782
Share-based payments cost	8,937	3,698	2,774	−	15,409
Capital expenditure	3,444	4,466	810	−	8,720
Goodwill	143,649	407,940	16,255	−	567,844
Revenue (US dollar)	403,541	84,874	57,796	-	546,211

Year ended December 31, 2007	Processor Division £000	Physical IP Division £000	Systems Design Division £000	Unallocated £000	Company £000
Segmental income statement
Revenue	187,829	43,418	27,913	–	259,160
Operating costs	(113,901)	(62,799)	(43,006)	240	(219,466)
Investment income	–	–	–	5,459	5,459
Interest payable	–	–	–	(57)	(57)
Profit/(loss) before tax	73,928	(19,381)	(15,093)	5,642	45,096
Tax	–	–	–	(9,846)	(9,846)
Profit/(loss) for the year	73,928	(19,381)	(15,093)	(4,204)	35,250
Segmental balance sheet
Total assets	171,653	358,292	32,160	80,839	642,944
Total liabilities	(33,562)	(14,443)	(10,307)	(5,470)	(63,782)
Net assets	138,091	343,849	21,853	75,369	579,162
Other segmental items
Depreciation	2,756	1,800	936	–	5,492
Amortization of other intangible assets	2,623	15,117	3,675	–	21,415
Share-based payments cost	10,575	3,356	2,855	–	16,786
Capital expenditure	3,161	1,336	947	–	5,444
Goodwill	107,265	302,050	11,520	–	420,835
Revenue (US dollar)	372,013	86,713	55,574	-	514,300

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

Geographical information

The Company manages its business segments on a global basis. The operations are based in three main geographical areas. The United Kingdom is the home country of the parent. The main operations in the principal territories are as follows:

•	Europe
•	United States
•	Asia Pacific

Analysis of revenue by destination*:

	2007 £000	2008 £000	2009 £000
United States	96,140	90,648	84,747
Japan	41,868	54,561	48,014
South Korea	22,664	33,472	41,381
Taiwan	28,358	26,746	34,828
China	8,164	10,008	15,835
British Virgin Islands	8,544	15,985	14,550
Netherlands	14,743	16,410	14,347
Rest of Europe	27,911	35,074	32,786
Rest of North America	5,211	6,370	10,702
Rest of Asia Pacific	5,557	9,660	7,832
	259,160	298,934	305,022

*	Destination is defined as the location of ARM’s customers.

The Company’s exports from the United Kingdom were £293.2 million, £281.1 million and £217.0 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Analysis of revenue by origin:

	2007 £000	2008 £000	2009 £000
Europe*	215,371	286,299	296,785
United States	42,115	12,181	7,838
Asia Pacific	1,674	454	399
	259,160	298,934	305,022

*	Includes the United Kingdom which had total revenues of £295.0 million in 2009 (2008: £284.6 million, 2007: £213.9 million).

Analysis of revenue by revenue stream:

	2007 £000	2008 £000	2009 £000
Licensing	110,663	103,506	98,446
Royalties	104,150	147,728	155,447
Services	16,434	16,552	18,188
Development systems	27,913	31,148	32,941
	259,160	298,934	305,022

Analysis of non-current assets (excluding deferred tax assets, goodwill and other intangible assets):

	2007 £000	2008 £000	2009 £000
Europe*	13,885	8,278	14,410
United States	2,827	8,502	7,795
Asia Pacific	1,891	2,411	2,223
	18,603	19,191	24,608

*	Includes the United Kingdom which had non-current assets (excluding deferred tax assets, goodwill and other intangible assets) of £14.0 million in 2009 (2008: £7.8 million, 2007: £13.6 million).

3	Key management compensation and directors’ emoluments

Key management compensation

The directors are of the opinion that the key management of the Company comprises the executive and non-executive directors of ARM Holdings plc together with the Executive Committee (comprising all directors of ARM Limited and certain senior management). These persons have authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly. The Executive Committee was established during 2008, with key management in 2007 being purely the directors of ARM Holdings plc and ARM Limited. Comparatives for 2007 below have not been restated for the enlarged group of key management. At December 31, 2009, key management comprised 21 people (2008: 21).

The aggregate amounts of key management compensation are set out below:

	2007 £000	2008 £000	2009 £000
Salaries and short-term employee benefits	3,858	5,756	6,441
Share-based payments	3,768	3,114	2,697
Company pension contributions to money purchase schemes	237	312	341
	7,863	9,182	9,479

Directors’ emoluments

The aggregate emoluments of the directors of the Company are set out below:

	2007 £000	2008 £000	2009 £000
Aggregate emoluments in respect of qualifying services	2,868	3,602	3,842
Aggregate Company pension contributions to money purchase schemes	171	194	203
Aggregate gains on exercise of share options	2,309	12	976
Aggregate amounts receivable under the Long Term Incentive Plan	–	635	477
	5,348	4,443	5,498

4	Employee information

The average number of persons, including executive directors, employed monthly by the Company during the year was:

	2007 Number	2008 Number	2009 Number
By segment
Processor Division	801	834	893
Physical IP Division	527	532	512
Systems Design Division	373	345	318
	1,701	1,711	1,723

	2007 Number	2008 Number	2009 Number
By activity
Research and development	1,163	1,115	1,141
Sales and marketing	312	350	334
General and administrative	226	246	248
	1,701	1,711	1,723

	2007 £000	2008 £000	2009 £000
Staff costs (for the above persons)
Wages and salaries	86,277	96,893	106,711
Restructuring costs	261	2,166	8,659
Share-based payments (note 22)	16,786	15,409	19,001
Social security costs	9,603	10,698	12,362
Other pension costs	4,327	4,594	5,281
	117,254	129,760	152,014

5	Profit before tax: analysis of expenses by nature

The following items have been charged/(credited) to the income statement in arriving at profit before tax:

	2007 £000	2008 £000	2009 £000
Staff costs, including share-based payments (note 4)	117,254	129,760	152,014
Restructuring charges (of which £8,084,000 (2008: £1,640,000; 2007: £291,000) is included in staff costs above)	1,037	1,872	8,471
Cost of inventories recognized as an expense (included in cost of sales)	3,903	3,522	2,659
Depreciation of property, plant and equipment – owned assets (note 14)	5,492	5,170	5,618
Amortization of other intangible assets (note 16):
Cost of sales	400	463	385
Research and development	10,201	10,854	7,656
Sales and marketing	8,653	8,074	8,483
General and administrative	2,161	2,391	2,811
Impairment of available-for-sale investments	2,100	−	412
Profit on disposal of available-for-sale investment	−	−	(224)
Loss on disposal of property, plant and equipment	317	36	79
Other operating lease rentals payable:
Plant and machinery	11,973	12,075	17,524
Property	5,585	6,960	6,610
Accounts receivables impairment (including movement in provision)	215	3,702	1,018
Foreign exchange losses/(gains) (including movement on embedded derivatives)	(1,640)	3,032	(7,309)

Services provided by the Company’s auditor and its associates

During the year the Company (including its overseas subsidiaries) obtained the following services from the Company’s auditor and its associates:

	2007 £000	2008 £000	2009 £000
Fees payable to the Company’s auditor for the audit of the Company and consolidated financial statements	399	294	241
Fees payable to the Company’s auditor and its associates for other services:
The audit of the Company’s subsidiaries pursuant to legislation	296	247	238
Services pursuant to section 404 of the Sarbanes-Oxley Act*	649	255	247
Other services pursuant to legislation	47	52	86
Statutory audit, financial reporting and other related services	1,391	848	812
Tax services	302	364	412
All other services	129	430	109
	1,822	1,642	1,333

*	Included within the 2007 costs are fees of £255,000 incurred in relation to the Company’s initial compliance with section 404 of the Sarbanes-Oxley Act.

Fees payable to other major firms of accountants for non-audit services (including royalty audits and other tax services) for 2009 amount to £959,000 (2008: £1,794,000, 2007: £1,449,000).

6	Tax

Analysis of charges in the year:

	2007 £000	2008 £000	2009 £000
Current tax	14,489	24,751	17,792
Deferred tax	(4,643)	(5,154)	(10,972)
Taxation	9,846	19,597	6,820

Analysis of tax on items charged to equity:

	2007 £000	2008 £000	2009 £000
Deferred tax credit on available-for-sale investments	146	84	−
Deferred tax charge/(credit) on outstanding share options	2,085	1,838	(9,593)
Current tax benefit on share options	(4,297)	(808)	(785)

The tax for the year is different to the standard rate of corporation tax in the United Kingdom as explained below:

	2007 £000	2008 £000	2009 £000
Profit before tax	45,096	63,189	47,259
Profit before tax multiplied by rate of corporation tax in the UK of 28% (2008: 28.5%)	13,529	18,009	13,233
Effects of:
Adjustments to tax in respect of prior years	(838)	(707)	(2,664)
Adjustments in respect of foreign tax rates	(895)	1,174	295
Research and development tax credits	(5,170)	(5,424)	(5,650)
Permanent differences–foreign exchange	(84)	279	4,462
Permanent differences–other*	(2,726)	1,979	402
Movements in deferred tax assets relating to losses	4,824	(1,786)	−
Foreign withholding tax	912	2,551	1,648
Amortization of other intangible assets	(1,359)	(1,524)	(1,294)
Timing differences in respect of share-based payments	599	3,170	(3,612)
Other differences	1,054	1,876	−
Total taxation	9,846	19,597	6,820

*	Includes expenditure disallowable for tax purposes and benefits resulting from restructuring following the acquisition of Artisan.

Deferred tax

Deferred tax is calculated in full on temporary differences under the liability method using a tax rate relevant to each tax jurisdiction.

The movement on the deferred tax account is shown below:

	2007 £000	2008 £000	2009 £000
At January 1	14,916	17,598	22,840
Profit and loss credit	4,643	5,154	10,972
Adjustment in respect of share-based payments	(1,837)	(1,838)	9,593
Exchange differences	22	3,404	(1,408)

	2007 £000	2008 £000	2009 £000
Available-for-sale investments	(146)	(84)	-
Amount acquired with subsidiary undertakings	−	(1,394)	7
At December 31	17,598	22,840	42,004

Deferred tax assets have been partially recognized in respect of tax losses and other temporary differences giving rise to deferred tax assets because it is not probable that the unrecognized portion of these assets will be recovered. The amount of deferred tax assets unrecognized at December 31, 2009 is £7,678,000 (2008: £8,617,000).

No deferred tax has been recognized in respect of a further £29.0 million (2008: £16.2 million) of unremitted earnings of overseas subsidiaries because the Company is in a position to control the timing of the reversal of the differences and either it is probable that such differences will not reverse in the foreseeable future or no tax is payable on the reversal.

The movements in deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction as permitted by IAS 12, “Income Taxes”) during the year are shown below. Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the net balances.

Deferred tax assets

	Amounts relating to share-based payments £000	Temporary difference on available- for-sale investments £000	Temporary differences relating to fixed assets £000	Tax losses and R&D tax credits carried forward £000	Non- deductible reserves £000	Total £000
At January 1, 2009	5,150	594	7,306	14,074	9,604	36,728
Profit and loss (charge)/credit	5,311	(220)	(392)	(4,152)	2,471	3,018
Movement on deferred tax arising on outstanding share options	9,593	−	−	−	−	9,593
Unutilized current year share option deductions	(1,109)	−	−	1,109	−	−
Exchange differences	−	−	−	(1,877)	−	(1,877)
At December 31, 2009 (prior to offsetting)	18,945	374	6,914	9,154	12,075	47,462
Offsetting of deferred tax liabilities						(4,738)
At December 31, 2009 (after offsetting)						42,724
At January 1, 2008	14,664	678	4,606	2,669	8,553	31,170
Reclassification	(6,479)	−	−	6,479	−	−
Profit and loss (charge)/credit	(1,197)	−	2,700	(1,297)	1,051	1,257
Available-for-sale investments	−	(84)	−	−	−	(84)
Movement on deferred tax arising on outstanding share options	(1,838)	−	−	−	−	(1,838)
Exchange differences	−	−	−	6,223	−	6,223
At December 31, 2008 (prior to offsetting)	5,150	594	7,306	14,074	9,604	36,728
Offsetting of deferred tax liabilities						(12,665)
At December 31, 2008 (after offsetting)						24,063

Deferred tax liabilities

	Amounts relating to intangible assets arising on acquisition £000	Other £000	Total £000
At January 1, 2009	10,444	3,444	13,888
Acquired with subsidiary (Logipard)	(7)	–	(7)
Movement in respect on amortization of intangible assets	(5,205)	−	(5,205)
Other short-term differences	−	(2,749)	(2,749)
Exchange differences	(469)	−	(469)
At December 31, 2009 (prior to offsetting)	4,763	695	5,458
Offsetting of deferred tax assets			(4,738)
At December 31, 2009 (after offsetting)			720
At January 1, 2008	13,572	−	13,572
Acquired with subsidiary (Logipard)	1,394	−	1,394
Movement in respect on amortization of intangible assets	(7,341)	−	(7,341)
Other short-term differences	−	3,444	3,444
Exchange differences	2,819	−	2,819
At December 31, 2008 (prior to offsetting)	10,444	3,444	13,888
Offsetting of deferred tax assets			(12,665)
At December 31, 2008 (after offsetting)			1,223

The deferred tax liability due after more than one year prior to offsetting is £1,198,000 (2008: £5,025,000).

7	Dividends

	2007 £000	2008 £000	2009 £000
Final 2006 paid at 0.60 pence per share	8,013	–	–
Interim 2007 paid at 0.80 pence per share	10,534	–	–
Final 2007 paid at 1.20 pence per share	−	15,267	–
Interim 2008 paid at 0.88 pence per share	−	11,116	–
Final 2008 paid at 1.32 pence per share	−	–	16,634
Interim 2009 paid at 0.97 pence per share	−	–	12,327

In addition, the directors are proposing a final dividend in respect of the financial year ended December 31, 2009 of 1.45 pence per share which will absorb an estimated £19.0 million of shareholders’ funds. It will be paid on May 19, 2010 to shareholders who are on the register of members on April 30, 2010.

8	Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the ESOP and treasury stock which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Company had two categories of dilutive potential ordinary shares during the year: those being share options granted to employees and directors where the exercise price is less than the average market price of the Company’s ordinary shares during the year and the awards made under the Company’s Restricted Stock Unit (RSU), Deferred Annual Bonus Plan (DAB) and Long Term Incentive Plan (LTIP) schemes. For 2009, 2008 and 2007 no shares that were allocated for awards under the LTIP were included in the diluted EPS calculation as the performance criteria could not be measured until the conclusion of the performance period.

Reconciliations of the earnings and weighted average number of shares used in the calculations are shown on the face of the income statement.

9	Cash and cash equivalents

	2008 £000	2009 £000
Cash at bank and in hand	48,997	32,489
Short-term bank deposits	27,505	2,000
	76,502	34,489

The effective interest rate on short-term deposits outstanding at year-end was 1.5% (2008: 3.6%) and these deposits had an average maturity of 27 days (2008: 38 days).

Cash and cash equivalents. The carrying amount approximates to fair value because of the short-term maturity of these instruments being no greater than three months.

10	Accounts receivable

	2008 £000	2009 £000
Trade debtors (including receivables from related parties – see note 26)	60,732	55,289
Less: Provision for impairment of trade debtors	(1,744)	(2,395)
Trade debtors, net	58,988	52,894
Amounts recoverable on contracts	17,926	12,353
Current accounts receivable	76,914	65,247

Movements in the Company’s provision for impairment of trade debtors are as follows:

	2007 £000	2008 £000	2009 £000
At January 1	(2,556)	(1,504)	(1,744)
Charged to income statement	(215)	(641)	(1,018)
Utilized/reclassification	1,253	430	263
Foreign exchange	14	(29)	104
At December 31	(1,504)	(1,744)	(2,395)

See also note 19 for further disclosure regarding the credit quality of the Company’s gross trade receivables.

11	Prepaid expenses and other assets

	2008 £000	2009 £000
Other receivables	9,402	9,414
Prepayments and accrued income	13,732	14,221
Current prepaid expenses and other assets	23,134	23,635
Plus: non-current prepayments and accrued income	2,102	1,611
Total prepaid expenses and other assets	25,236	25,246

12	Inventories

	2008 £000	2009 £000
Finished goods	2,219	2,138
Less: Provision for obsolescence of inventories	(247)	(458)
	1,972	1,680

13	Available-for-sale financial assets

Current:

	Short-term investments £000	Short-term marketable securities £000	Total £000
At January 1, 2009	471	1,816	2,287
Net cash invested in the year	105,070	−	105,070
Revaluation through equity	−	130	130
Exchange differences	(17)	(151)	(168)
At December 31, 2009	105,524	1,795	107,319

	Short-term investments £000	Short-term marketable securities £000	Listed short-term investments £000	Total £000
At January 1, 2008	232	1,582	1,180	2,994
Net cash invested in the year	233	−	−	233
Disposals	−	−	(1,180)	(1,180)
Revaluation through equity	−	(285)	−	(285)
Exchange differences	6	519	−	525
At December 31, 2008	471	1,816	−	2,287

Non-Current;

	Other long-term investments £000	Total £000
Net book value
At January 1, 2009	1,167	1,167
Additions	9,116	9,116
Disposals	(439)	(439)
Exchange differences	(412)	(412)
At December 31, 2009	9,432	9,432

	Other long-term investments £000	Total £000
Net book value
At January 1, 2008	3,701	3,701
Additions	1,029	1,029
Disposals	(4,813)	(4,813)
Exchange differences	1,250	1,250
At December 31, 2008	1,167	1,167

Short-term marketable securities.

There is a readily available market for these investments. Unrealized gains and losses on these investments are recognized directly in equity via the revaluation reserve. The Company recognizes an impairment charge when the decline in fair value below cost is judged to be other than temporary. At December 31, 2009 and 2008, the fair value was equal to cost.

Other long-term investments

Those unlisted companies in which the Company has invested are early-stage development enterprises, which are generating value for shareholders through research and development activities, and most do not currently report profits (carrying value at December 31, 2009: £9,432,000; 2008: £1,167,000). The directors are of the opinion that the fair value of these investments approximates to carrying value. Provisions have been made against other investments to reflect any impairment in value.

Additions in the year included: a 15% investment and a convertible loan note to Cognovo Limited (a UK company specializing in software-defined modem techniques and solutions); a convertible loan note to Ideaworks 3D Limited (a UK software company specializing in enabling games and applications to be deployed across multiple platforms and operating systems on mobile devices); a 5% investment in eSol Co. Ltd. (an embedded software company in Japan); a 5% investment in Arteris Holdings Inc. (a US network-on-chip company providing system-on-chip interconnect IP and related tools); a less than 5% investment in Triad Semiconductor Inc. (a US chip company specializing in mixed signal ASICs); a convertible loan note to Smooth-stone Inc. (a US company specializing in low-power server technology); and a 10% investment in Cyclos Semiconductor Inc. (a US company specializing in on-chip energy harvesting).

During the year, the Group disposed of its investment in Luminary Micro Inc. (a private fabless semiconductor company based in Texas which develops pioneering ARM architecture-based SoC products).

Included in other investments are the Group’s less than 1% investment in the share capital of Pixim Inc. (a private fabless chip company based in California); a less than 1% holding in Reciva Limited (an internet radio company based in the UK); and a minority holding in Embest Info & Tech Co. Ltd (a niche developer of embedded hardware and software based in China) and a less than 1% investment in the share capital of CoWare Inc. (a company which develops system-on-chip software for a wide range of applications).

The exchange difference in 2008 noted in the table above results from our holding in a US dollar denominated convertible loan note to W&W Communications Inc. (an unlisted US company).  W&W was acquired in December 2008, at which time the loan notes were repaid.

Available-for-sale financial assets include the following:

	2008 £000	2009 £000
Short-term investments – United Kingdom	−	105,339
Short-term investments – Korea	471	185
Unlisted short-term marketable securities – United States	1,816	1,795
Total current financial assets	2,287	107,319
Unlisted equity securities – United Kingdom	50	25
Unlisted equity securities – China	123	123
Unlisted equity securities – Japan	−	890
Unlisted equity securities – United States	994	1,416
Convertible loan notes – United Kingdom	−	6,615
Convertible loan notes – United States	−	363
Total non-current financial assets	1,167	9,432
Total financial assets	3,454	116,751

Available-for-sale financial assets are denominated in the following currencies:

	2008 £000	2009 £000
Sterling	1,167	114,408
US dollars	1,816	2,158
Korean won	471	185
Total financial assets	3,454	116,751

14	Property, plant and equipment

	Freehold buildings £000	Leasehold improvements £000	Computer equipment £000	Fixtures, fittings and motor vehicles £000	Assets under construction £000	Total £000
Cost
At January 1, 2009	190	19,573	21,689	6,127	−	47,579
Additions	−	2,610	2,636	784	−	6,030
Transfers	−	(18)	76	(58)	−	−
Disposals	−	(840)	(1,717)	(789)	−	(3,346)
Exchange differences	−	(616)	(998)	(386)	−	(2,000)
At December 31, 2009	190	20,709	21,686	5,678	−	48,263
Aggregate depreciation
At January 1, 2009	79	13,620	16,218	3,465	−	33,382
Charge for the year	8	1,434	3,252	924	−	5,618
Transfers	−	2	10	(12)	−	−
Disposals	−	(742)	(1,700)	(776)	−	(3,218)
Exchange differences	−	(136)	(753)	(195)	−	(1,084)
At December 31, 2009	87	14,178	17,027	3,406	−	34,698
Net book value At December 31, 2009	103	6,531	4,659	2,272	−	13,565

	Freehold buildings £000	Leasehold improvements £000	Computer equipment £000	Fixtures, fittings and motor vehicles £000	Assets under construction £000	Total £000
Cost
At January 1, 2008	190	15,837	17,078	3,878	758	37,741
Additions	−	4,169	2,777	1,131	7	8,084
Transfers	−	409	174	175	(758)	−
Acquisitions	−	18	17	86	−	121
Disposals	−	(1,967)	(986)	(170)	−	(3,123)
Exchange differences	−	1,107	2,629	1,027	(7)	4,756
At December 31, 2008	190	19,573	21,689	6,127	−	47,579
Aggregate depreciation
At January 1, 2008	72	14,561	11,546	2,226	−	28,405
Charge for the year	7	663	3,748	752	−	5,170
Disposals	−	(1,965)	(961)	(161)	−	(3,087)
Exchange differences	−	361	1,885	648	−	2,894
At December 31, 2008	79	13,620	16,218	3,465	−	33,382
Net book value At December 31, 2008	111	5,953	5,471	2,662	−	14,197

15	Goodwill

£000
At January 1, 2008	420,835
Acquisition – Logipard	2,074
Revision to consideration – Soisic	(1,385)
Exchange differences	146,320
At December 31, 2008	567,844
Revision to consideration and intangible assets - Logipard	103
Exchange differences	(51,149)
At December 31, 2009	516,798

During the fourth quarter of 2009, the Company tested its balance of goodwill for impairment in accordance with IAS 36, “Impairment of assets.” No impairment charge was recorded as a result of this annual impairment test.

Goodwill is allocated to the Company’s CGUs according to business segment. The carrying amounts of goodwill by CGU at December 31, 2009 are summarized below:

	Processor Division £000	Physical IP Division £000	Systems Design Division £000	Company £000
Goodwill relating to Artisan	122,086	366,258	−	488,344
Goodwill relating to Falanx	9,400	−	−	9,400
Goodwill relating to Axys	−	−	7,541	7,541
Goodwill relating to KEG and KSI	−	−	7,245	7,245
Goodwill relating to Logipard	2,177	−	−	2,177
Goodwill relating to other acquisitions	2,060	−	31	2,091
Goodwill at 31 December 2009	135,723	366,258	14,817	516,798
Goodwill at 31 December 2008	143,649	407,940	16,255	567,844

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

The key assumptions in the value-in-use calculations were:

Period over which the directors have projected cash flows. A ten-year forecast period is used with an assumed terminal growth rate after 2019 of 3% per annum. It is considered appropriate to use a ten-year forecast period to properly reflect the period over which the benefits of the acquired businesses to the Processor Division are expected to accrue.

Forecast revenue growth. Revenue is forecast to grow by an amount consistent with the Company’s five-year plan as well as analysts’ expectations. These have proved to be reliable guides in the past and the directors believe that these estimates are appropriate. Forecast average growth is expected to be approx 8% per annum.

Revenue attributable to the benefits afforded by owning the PIPD unit. The directors believe that revenue will accrue to PD as a result of the ownership of the Physical IP Division for the following reasons:

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

Operating margins. Operating margins have been assumed to grow steadily over the period of the calculation.

Discount rate. Future cash flows are discounted in line with ARM’s estimated weighted average cost of capital of approximately 10% pre-tax.

The directors are confident that the amount of goodwill allocated to PD is appropriate and that the assumptions used in estimating its fair value are appropriate. While it is conceivable that a key assumption in the calculation could change, the directors believe that no reasonably foreseeable changes to key assumptions would result in an impairment of goodwill, such is the margin by which the estimated fair value exceeds the carrying value.

Physical IP Division (PIPD)
The Physical IP Division is concerned with the building blocks necessary for translation of a circuit design into actual silicon.

The key assumptions in the value in use calculations were:

Period over which the directors have projected cash flows A ten-year forecast period is used with an assumed terminal growth rate after 2019 of 3% per annum. Given the long term nature of the ARM licensing and royalty business model, it is considered appropriate to use a ten-year forecast period to assess the expected future cash flows to be generated from the assets under review. The Company’s experience in PD indicates that the base of licences grows gradually over time as licensees outsource an increasing proportion of their physical IP needs, with royalties, which are a function of the cumulative licensing base, increasing accordingly.

Forecast revenue growth Revenue is expected to grow by approximately 15% per annum on average for the next five years, falling to 6% per annum by 2019, reflecting the uncertainty of forecasting revenues in the years further in the future. Since the acquisition of Artisan at the end of 2004, PIPD has accelerated the development of leading-edge physical IP technology. As semiconductor process geometries shrink, PIPD is expected to have more licensing opportunities across a broader range of foundries and other semiconductor companies. Royalty revenues are expected to increase going forward as a result of the growth in the installed license base, both before and after the acquisition of Artisan.

Licence revenues decreased by 20% year-on-year in 2009 and royalty revenues decreased by 10%. The decrease in revenues was largely due to the difficult economic climate experienced during 2009.  Backlog, however, remained constant compared with the beginning of the year.  A number of licenses for the new leading edge technologies have now been signed with the majority of the revenue expected to be recognized in 2010. The directors believe that the investment of the past few years in the technology portfolio will not only bring growth in future years to PIPD but also contribute significantly to the success of PD as the synergistic benefits of the combined technologies begin to accrue. Therefore the directors have confidence that the overall forecast growth rate attributable to PIPD is achievable.

Operating margins Operating margins are assumed to increase gradually over time to around 40% by the end of the forecast period. In 2009, PIPD made a significant loss, mostly as a result of the reduced revenues but also due to the continued level of investment in the development of leading-edge technology.  Margins are expected to improve significantly in future years as licence revenues from leading edge products gather pace and royalties increase at effectively 100% margins. Costs are expected to remain relatively flat in real terms.

This timescale is consistent with ARM’s experience in developing the processor licensing and royalty model. ARM has signed over 660 processor licences over the last 19 years with less than half of these yielding royalties thus far. As royalty revenues are a function of cumulative licensing, royalty growth gathers momentum as the licensing base grows – ARM processor royalties have increased from $38 million in 2002 to $208 million in 2009.

Discount rate Future cash flows are discounted in line with ARM’s estimated weighted average cost of capital of approximately 10% pre-tax.

The directors are confident that the amount of goodwill allocated to PIPD and the assumptions used in estimating its fair value are appropriate.

Whilst it is conceivable that a key assumption in the calculation could change, the directors believe that no reasonably foreseeable changes to key assumptions would result in an impairment of goodwill, such is the margin by which the estimated fair value exceeds the carrying value. The overall assessment is most sensitive to any change in the forecast revenues. Although an overall compound annual growth rate of 13% is anticipated by the directors in reaching their conclusions, an annual growth rate of 9% would support the carrying value of goodwill within the division.

Systems Design Division (SDD)
The Systems Design Division is concerned with the tools and models used to create and debug software and system-on-chip (SoC) designs.

The key assumptions in the value in use calculations were:

Period over which the directors have projected cash flows A five-year forecast period is used with an assumed terminal growth rate after 2014 of 3% per annum. It is considered appropriate to use a five-year forecast period to properly reflect the weighted average period over which the benefits of the acquisitions of Axys, KEG and KSI are expected to accrue.

Forecast revenue growth Revenue is forecast to grow by approximately 8% which is consistent with the Company’s five-year plan as well as analysts’ expectations. These have proved to be reliable guides in the past and the directors believe that these estimates are appropriate.

Operating margins Operating margins are assumed to grow gradually to around 16% by the end of the period.

Discount rate Future cash flows are discounted in line with ARM’s estimated weighted average cost of capital of approximately 10% pre-tax.

The directors are confident that the amount of goodwill allocated to SDD and the assumptions used in estimating its fair value are appropriate. Whilst it is conceivable that a key assumption in the calculation could change, the directors believe that no reasonably foreseeable changes to key assumptions would result in an impairment of goodwill, such is the margin by which the estimated fair value exceeds the carrying value.

16	Other intangible assets

	Software £000	Patents and licenses £000	In-process research and development £000	Developed technology £000	Existing agreements and customer relationships £000	Core technology £000	Trademarks £000	Order backlog £000	Total £000
Cost
At January 1, 2009	9,639	25,430	6,497	41,823	58,762	15,760	4,949	2,183	165,043
Additions	845	−	−	−	−	−	−	−	845
Acquisition –Logipard	−	−	98	(296)	175	−	−	−	(23)
Disposals	(669)	−	−	−	−	−	−	−	(669)
Exchange differences	(228)	−	(588)	(3,062)	(5,112)	(1,456)	(458)	(201)	(11,105)
At December 31, 2009	9,587	25,430	6,007	38,465	53,825	14,304	4,491	1,982	154,091
Aggregate amortization
At January 1, 2009	7,914	14,417	4,744	31,579	42,033	12,677	4,414	2,183	119,961
Charge for the year	1,405	2,232	1,268	3,473	7,776	2,898	283	−	19,335
Disposals	(669)	−	−	−	−	−	−	−	(669)
Exchange differences	(200)	−	(491)	(2,666)	(3,982)	(1,271)	(421)	(201)	(9,232)
At December 31, 2009	8,450	16,649	5,521	32,386	45,827	14,304	4,276	1,982	129,395
Net book value At December 31, 2009	1,137	8,781	486	6,079	7,998	−	215	−	24,696

	Software £000	Patents and licenses £000	In-process research and development £000	Developed technology £000	Existing agreements and customer relationships £000	Core technology £000	Trademarks £000	Order backlog £000	Total £000
Cost
At January 1, 2008	8,491	16,651	4,687	29,593	42,065	11,604	3,644	1,608	118,343
Additions	636	8,779	−	−	−	−	−	−	9,415
Acquisition – Logipard	−	−	130	3,163	1,684	−	−	−	4,977
Disposals	(140)	−	−	−	−	−	−	−	(140)
Exchange differences	652	−	1,680	9,067	15,013	4,156	1,305	575	32,448
At December 31, 2008	9,639	25,430	6,497	41,823	58,762	15,760	4,949	2,183	165,043
Aggregate amortization
At January 1, 2008	5,785	13,954	2,484	17,135	23,690	7,013	2,410	1,608	74,079
Charge for the year	1,718	463	1,107	7,170	7,854	2,557	913	−	21,782
Disposals	(140)	−	−	−	−	−	−	−	(140)
Exchange differences	551	−	1,153	7,274	10,489	3,107	1,091	575	24,240
At December 31, 2008	7,914	14,417	4,744	31,579	42,033	12,677	4,414	2,183	119,961
Net book value At December 31, 2008	1,725	11,013	1,753	10,244	16,729	3,083	535	−	45,082
Refer to note 21 for the methods and significant assumptions applied in estimating the fair value of other intangible assets acquired as part of business combinations.

17	Accrued and other liabilities

	2008 £000	2009 £000
Accruals	25,806	40,731
Other taxation and social security	2,609	1,996
Other payables	7,231	3,961
	35,646	46,688

18	Financial instruments

(a) Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below:

Financial assets

	Loans and receivables £000	Assets at fair value through the income statement £000	Available- for-sale £000	Total £000
At December 31, 2009
Cash and cash equivalents	34,489	−	−	34,489
Short-term investments	−	-	105,524	105,524
Short-term marketable securities	−	-	1,795	1,795
Embedded derivatives	−	2,480	−	2,480
Currency exchange contracts	−	457	−	457
Trade receivables (gross of impairment provision)	55,289	−	−	55,289
Total current financial assets	89,778	2,937	107,319	200,034
Non-current available-for-sale investments – unlisted	−	−	9,432	9,432
Total financial assets	89,778	2,937	116,751	209,466
At December 31, 2008
Cash and cash equivalents	76,502	−	−	76,502
Short-term investments	−	-	471	471

	Loans and receivables £000	Assets at fair value through the income statement £000	Available- for-sale £000	Total £000
Short-term marketable securities	−	-	1,816	1,816
Embedded derivatives	−	12,298	−	12,298
Trade receivables (gross of impairment provision)	60,732	−	−	60,732
Total current financial assets	137,234	12,298	2,287	151,819
Non-current available-for-sale investments – unlisted	−	−	1,167	1,167
Total financial assets	137,234	12,298	3,454	152,986

Financial liabilities

	2008 £000	2009 £000
Liabilities at amortized cost at December 31:
Trade and other payables	6,953	2,280
Accrued and other liabilities	35,646	46,688
	42,599	48,968
Liabilities at fair value through the income statement at December 31:
Currency exchange contracts	18,457	−
Total financial liabilities	61,056	48,968

(b) Credit quality of financial assets

Trade receivables

On a quarterly basis, all trade receivables more than three months overdue are considered for impairment on a line-by-line basis. Either a provision is made or the lack thereof is justified, with review by senior members of the Company’s finance team.

	2008 £000	2009 £000
Trade receivables (gross of impairment provision):
Not yet due	42,899	30,255
Under 90 days overdue	13,074	18,922
Over 90 days but not provided for	3,015	3,717
Fully provided for	1,744	2,395
Total	60,732	55,289

As shown above, at December 31, 2009 trade receivables less than 90 days overdue amounted to £18.9 million. Of those outstanding at December 31, 2009, £18.0 million had been collected by March 30, 2010 and £0.8 million were owed by large, established customers. Similarly, debtors more than 90 days overdue and not provided for amounted to £3.7 million of which £1.0 million had been collected by March 30, 2010 and £1.5 million was owed by large, established customers. For the remainder, discussions regarding repayment are ongoing and repayment schedules have been agreed with the customers concerned. These will be monitored on a quarterly basis in accordance with the control outlined above. No further analysis has been provided here on the quality of these debts as they are not felt to pose a material threat to the Company’s future results.

As shown above, at December 31, 2009, trade debtors fully provided for amounted to £2.4 million (2008: £1.7 million).  Of those provided for at December 31, 2009, £0.2 million relates to trade debtors that are between three and six months overdue (2008: £0.1 million) and £2.2 million relates to trade debtors that are over six months overdue (2008: £1.6 million).

Highly liquid financial assets

As at December 31, 2009, 91% (2008: 91%) of the Company’s cash and cash equivalents, short-term bank investments and short-term marketable securities were held with institutions that had either an AA rating or, in the case of UK building societies, had over £1 billion in assets.

19	Called-up share capital

	2008 000	2009 000
Authorized
2,200,000,000 ordinary shares of 0.05 pence each (2008: 2,200,000,000)	1,100	1,100

	2008		2009
	Number of shares (000)	Value £000	Number of shares (000)	Value £000
Issued and fully paid
At January 1 and December 31	1,344,056	672	1,344,056	672

20	Own shares held

	Treasury stock £000	ESOP £000	Total £000
At January 1, 2009	107,963	−	107,963
Issuance of shares	(42,861)	−	(42,861)
At December 31, 2009	65,102	−	65,102
At January 1, 2008	89,652	348	90,000
Purchase of own shares	40,286	−	40,286
Issuance of shares	(21,975)	(348)	(22,323)
At December 31, 2008	107,963	−	107,963

During 2008, £40,286,000 of shares were repurchased, representing 41.2 million shares. No shares were repurchased during 2009.

At December 31, 2009, a total of 60.3 million shares (2008: 91.2 million) were held as Treasury stock and nil shares (2008: nil million shares) were held within the ESOP. At December 31, 2009, own shares held have a nominal value of 0.05 pence (2008: 0.05 pence) and in total represent 4.5% (2008: 6.8%) of called-up share capital.

21	Acquisitions

There were no acquisitions in 2009, but the following acquisition was made in 2008.

Logipard AB

On December 16, 2008, the Group purchased the entire share capital of Logipard AB (Logipard), a video IP company incorporated in Sweden for total consideration of £5.7 million, comprising £5.5 million cash consideration and £0.2 million of related acquisition expenses. This purchase has been accounted for as an acquisition.

Logipard develops power-efficient video encode and decode acceleration technologies for the mobile and consumer markets and enables ARM to bring to market the ARM® Mali™-VE multi standard video engine family of products. The acquisition adds world class video and imaging technology to the ARM portfolio, making ARM the only IP provider with the in-depth experience and understanding required to meet the market need for an entire range of system elements, from memory controllers, interconnect, application and embedded processors to graphics processors, video engines, physical IP and embedded firmware. For the reasons given above, combined with the ability to hire the entire workforce of Logipard and synergistic benefits that may arise, the Company paid a premium on the Logipard acquisition, giving rise to goodwill.

All intangible assets were recognized at their respective fair values. The residual excess over the net assets acquired is recognized as goodwill in the financial statements.

At December 31, 2008, the accounting for the Logipard acquisition was determined on a provisional basis because the fair values assigned to the acquiree’s identifiable assets and liabilities were only provisional. At December 31, 2009, final adjustments to these provisional values had been recognized as a result of completing work on the fair values of assets and liabilities acquired. As these adjustments are not considered material they have been recognized in the current year.

	Carrying value pre-acquisition £000	Fair value * £000
Cash and cash equivalents	16	16
Receivables and other debtors	556	556
Property, plant and equipment	121	121
Other intangible assets	153	4,954
Payables	(289)	(289)
Deferred revenue	(450)	(450)
Deferred tax liability	–	(1,387)
Net assets acquired	107	3,521
Goodwill		2,177
Consideration		5,698

During 2009, additional expenses of £87,000 were incurred resulting in an increase to consideration. In addition, the final valuation report was received resulting in a decrease in the value of intangibles of £16,000 net of deferred tax liability.  These adjustments resulted in an increase in goodwill of £103,000.

Consideration satisfied by:

£000
Cash consideration paid	5,514
Expenses	184
5,698

The outflow of cash and cash equivalents on the acquisition of Logipard is calculated as follows:

£000
Cash consideration paid	5,514
Expenses paid	184
Cash acquired	(16)
Net cash outflow	5,682

The intangible assets acquired as part of the acquisition of Logipard can be analyzed as follows:

£000
In-process research and development	228
Developed technology	2,867
Customer relationships	1,859
Total	4,954

The methods and significant assumptions involved in valuing these identifiable intangible assets are described below:

In-process research and development. In-process research and development of £0.2 million reflects certain research projects that had not yet reached technological feasibility and commercial viability. The fair value assigned to in-process research and development was estimated using the discounted cash flow method with a post-tax discount rate of approximately 61%.

Developed technology. Developed technology of £2.9 million comprises internally-developed technologies. At the date of acquisition, developed technologies were complete and had reached technological feasibility. Any costs incurred in the future will relate to ongoing maintenance of the technologies and will be expensed as incurred. To estimate the fair value of the internally-developed technologies, a discounted cash flow method (specifically the income approach) was used with a post-tax discount rate of 45%. Developed technologies are being amortized over an estimated useful life of five years.

Customer relationships. The customer base of £1.9 million represented the fair value of existing customer contracts. To estimate their fair value, a discounted cash flow method, specifically the income approach, was used with reference to the terms of the contracts and management’s estimates of the level of revenue which will be generated from the customer relationships. The valuation was considered in conjunction with an asset purchase made by the Company of similar contracts with the same customers at the same time as the acquisition. A post-tax discount rate of 40% was used for the valuation. Customer relationships are being amortized over an estimated useful life of five years.

22	Share-based payments

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

The Company also offers savings-related share option schemes (SAYE) for all non-US employees and executive directors of the Company. The number of options granted is related to the value of savings made by the employee. The period of savings is three or five years. The option price grants made in 2009, 2008, and 2007 was set at 80% of the market share price prior to the announcement of the grant, but in previous years was set at 85%, and the right to exercise normally only arises for a six-month period once the savings have been completed. In 2007, the Company commenced a new savings-related option scheme for US employees, namely the Employee Share Purchase Plan (ESPP). The number of options granted is related to the value of savings made by the employee. The period of savings is six months, with the option price being at 85% of the lower of the market share price at the beginning and end of the scheme.

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

As disclosed in note 4, staff expenses arising from these share-based compensation schemes of £19.0 million (2008: £15.4 million) were charged to the income statement in the year. This is in line with the Company’s policies for recognition and measurement of the costs associated with these remuneration schemes as outlined in note 1.

The fair value of options granted was estimated on the date of grant using the Black-Scholes option pricing model, except for the ESPP whose fair value is the intrinsic value of the award at the date of vesting. The following assumptions for each option grant during 2008 and 2009 were as follows:

Grant date	Feb 16, 2009	Jun 26, 2009	Aug 17, 2009	Feb 16, 2008	Jun 27, 2008	Aug 16, 2008
Scheme	ESPP	SAYE	ESPP	SAYE	SAYE	ESPP
Share price at grant date	£0.965	£1.14	£1.24	£0.9825	£0.8607	£1.1025
Exercise price	£0.8203	£0.854	£0.816	£0.8351	£0.81	£0.8351
Number of employees	275	183	304	305	325	297
Shares under option	1,368,689	1,175,528	1,170,412	1,034,055	2,871,580	1,007,592
Vesting period (years)	–	3–5	–	–	3–5	–
Expected volatility	–	40%–44%	–	–	37%–38%	–
Expected life (years)	–	3–5	–	–	3–5	–
Risk-free rate	–	0.5%	–	–	5.0%	–
Dividend yield	–	1.93%	–	–	2.32%	–
Fair value per option	£0.1447	£0.416–£0.433	£0.424	£0.1474	£0.243–£0.302	£0.2674

The fair value of RSUs, LTIP and DAB awards granted was estimated on the date of grant using the Black-Scholes option pricing model. As all are share awards with no exercise price, all awards have been deemed to have an exercise price of £0.0000001 in the Black-Scholes model. The following assumptions for each grant during 2008 and 2009 were as follows:

Grant date	Feb 8, 2009	Feb 8, 2009	Feb 8, 2009	Feb 8, 2009	May 8, 2009
Scheme	DAB	RSU	French RSU	LTIP	RSU
Share price at grant date	£0.9975	£0.9975	£0.9975	£0.9975	£1.125
Number of employees	41	1,534	76	42	54
Shares awarded	1,727,602	13,942,683	750,214	5,430,827	477,000
Vesting period (years)	–	1–4	2–4	3	1–4
Expected volatility	43%	40%-55%	40%-49%	43%	41%-53%
Expected life (years)	3	1–4	2–4	3	1–4
Risk-free rate	1.0%	1.0%	1.0%	1.0%	0.5%
Dividend yield	2.21%	2.21%	2.21%	2.21%	1.96%
Fair value per option	£0.934	£0.913–£0.976	£0.913–£0.954	£0.934	£1.04–£1.103

Grant date	May 8, 2009	Aug 13, 2009	Aug 13, 2009	Nov 12, 2009	Nov 12, 2009
Scheme	French RSU	RSU	French RSU	RSU	French RSU
Share price at grant date	£1.125	£1.246	£1.246	£1.586	£1.586
Number of employees	3	35	2	26	2
Shares awarded	19,500	215,450	6,000	157,550	18,000
Vesting period (years)	2–4	1–4	2–4	1–4	2–4
Expected volatility	41%-50%	41%-50%	41%-50%	40%-50%	41%-50%
Expected life (years)	2–4	1–4	2–4	1–4	2–4
Risk-free rate	0.5%	0.5%	0.5%	0.5%	0.5%
Dividend yield	1.96%	1.94%	1.94%	1.53%	1.53%
Fair value per option	£1.04–£1.082	£1.153–£1.222	£1.153–£1.199	£1.492–£1.562	£1.492–£1.538

Grant date	Dec 1, 2009
Scheme	RSU
Share price at grant date	£1.547
Number of employees	4
Shares awarded	20,500
Vesting period (years)	1–4
Expected volatility	39%-50%
Expected life (years)	1–4
Risk-free rate	0.5%
Dividend yield	1.56%
Fair value per option	£1.453–£1.523

Grant date	Feb 8, 2008	Feb 8, 2008	Feb 8, 2008	Feb 8, 2008	Jun 4, 2008
Scheme	DAB	RSU	French RSU	LTIP	RSU
Share price at grant date	£0.95	£0.95	£0.95	£0.95	£1.0297
Number of employees	31	1,516	67	38	41
Shares awarded	861,908	7,992,657	368,157	4,386,320	281,391
Vesting period (years)	−	1−4	2−4	3	1−4
Expected volatility	34%	34%−42%	34%−36%	34%	36%−48%
Expected life (years)	3	1−4	2−4	3	1−4
Risk-free rate	5.25%	5.25%	5.25%	5.25%	5.00%
Dividend yield	2.11%	2.11%	2.11%	2.11%	1.94%
Fair value per option	£0.892	£0.873−£0.93	£0.873−£0.911	£0.892	£0.953−£1.01

Grant date	Jun 4, 2008	Aug 13, 2008	Sep 1, 2008	Dec 1, 2008	Dec 1, 2008
Scheme	French RSU	RSU	RSU	RSU	French RSU
Share price at grant date	£1.0297	£1.09	£1.16	£0.90	£ 0.90
Number of employees	1	62	17	67	4
Shares awarded	2,277	489,843	122,000	446,889	16,500
Vesting period (years)	2−4	1−4	1−4	1−4	2−4
Expected volatility	36%−39%	37%−50%	37%−50%	39%−59%	39%−47%
Expected life (years)	2−4	1−4	1−4	1−4	2−4
Risk-free rate	5.00%	5.00%	5.00%	3.00%	3.00%
Dividend yield	1.94%	2.02%	1.90%	2.44%	2.44%
Fair value per option	£0.953−£0.99	£1.005−£1.068	£1.075−£1.138	£0.816−£0.878	£0.816−£0.857

The expected volatility was primarily based upon historical volatility adjusted for past one-time events that are not expected to re-occur. The expected life is the expected period to exercise.

A reconciliation of option and share award movements during the year to December 31, 2009 is shown below. Share awards do not have an exercise price and therefore the reconciliation below shows only the number of awards, with no corresponding weighted average exercise prices.

	2008			2009
	Options Number	Weighted average exercise price	RSUs/ LTIP/DAB Number	Options Number	Weighted average exercise price	RSUs/ LTIP/DAB Number
Outstanding at January 1	75,229,489	£1.113	22,683,544	62,053,652	£1.057	28,871,631
Granted	4,913,227	£0.820	14,967,942	3,714,629	£0.830	22,862,829
Forfeited	(4,812,171)	£1.223	(1,165,646)	(1,682,666)	£1.180	(1,335,190)
Lapsed	(3,197,174)	£3.356	(1,296,874)	(6,266,711)	£1.958	(1,295,244)
Exercised	(10,079,719)	£0.554	(6,317,335)	(22,956,142)	£0.831	(7,882,985)
Outstanding at December 31	62,053,652	£1.057	28,871,631	34,862,762	£1.013	41,221,041
Exercisable at December 31	52,523,338	£1.049	−	29,090,453	£1.021	−

The following options over ordinary shares were in existence at December 31:

2009 Exercise price (£)	Number outstanding	Weighted average exercise price (£)	Weighted average remaining life Expected	Weighted average remaining life Contractual
Outstanding options:
0.19–0.45	5,429,016	0.28	0.76	1.55
0.47–0.9475	9,602,312	0.69	2.13	3.49
1.005–1.055	6,857,892	1.05	0.98	2.20
1.0575–1.25	6,598,545	1.23	0.72	1.34
1.325–7.738	6,374,997	1.85	1.07	2.59
Total	34,862,762	1.01	1.23	2.36

Outstanding RSU/LTIP/DAB awards:
0.00 (RSUs)	25,795,320	−	1.33	1.33
0.00 (LTIP)	12,099,901	−	1.32	1.32
0.00 (DAB)	3,325,820	−	1.36	1.36
Total	41,221,041	−	1.33	1.33

2008 Exercise price (£)	Number outstanding	Weighted average exercise price (£)	Weighted average remaining life Expected	Weighted average remaining life Contractual
Outstanding options:
0.1125–0.45	11,122,672	0.33	1.03	2.16
0.46–0.9475	12,109,291	0.67	2.53	4.36
1.005–1.055	15,597,167	1.05	1.15	2.69
1.0575–1.25	12,350,534	1.24	1.34	1.91
1.325–7.738	10,873,988	2.04	1.71	2.43
Total	62,053,652	1.06	1.53	2.72

Outstanding RSU/LTIP/DAB awards:
0.00 (RSUs)	18,070,218	−	1.39	1.39
0.00 (LTIP)	9,115,836	−	1.34	1.34
0.00 (DAB)	1,685,577	−	1.60	1.60
Total	28,871,631	−	1.39	1.39

23	Capital and other financial commitments

	2008 £000	2009 £000
Contracts placed for future capital expenditure not provided in the financial statements	204	778

24	Operating lease commitments–minimum lease payments

At December 31, 2008 and 2009, the Company had commitments under non-cancellable operating leases as follows:

	2008			2009
	Land and buildings £000	Other £000	Total £000	Land and buildings £000	Other £000	Total £000
Commitments under non-cancellable operating leases expiring:
Within one year	6,772	14,612	21,384	5,348	16,357	21,705
Later than one year and less than five years	21,401	32,515	53,916	14,759	14,544	29,303
After five years	5,907	−	5,907	3,263	−	3,263
At December 31	34,080	47,127	81,207	23,370	30,901	54,271

25	Financial contingencies

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

The Company does not provide for any such guarantees unless it has received notification from the other party that they are likely to invoke the guarantee. The provision is made if both of the following conditions are met: (i) information available prior to the issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements; and (ii) the amount of the liability can be reliably estimated. Any such provision is based upon the directors’ estimate of the fair value of expected costs of any such claim.

26	Related party transactions

During the year, the Company received funding for SOI technology development of £1,033,000 (2008: £1,570,000) from SOI TEC Silicon On Insulator Technologies SA (Soitec), a company of which Doug Dunn, Company Chairman, is a non-executive director.  No amounts were outstanding from Soitec in relation to this funding at either December 31, 2009 or 2008.  The Company also invoiced £409,000 (2008: £nil) to Soitec in relation to an IP licence which was fully outstanding at the year-end (2008: £nil). Furthermore, the Company was invoiced £390,000 (2008: £387,000) by Soitec in relation to licence income from the two parties’ ongoing collaborative agreement to develop SOI technology.  Amounts owed to Soitec at December 31, 2009 in relation to this agreement were £390,000 (2008: £36,000).

In a previous year, the Company licensed IP technology to Netronome Systems Inc., a company of which John Scarisbrick (a non executive director of the Company) is Chairman.  In the year, £281,000 (2008: £757,000) was invoiced and £139,000 was outstanding at 31 December 2009 (2008: £244,000).

There were no other related party transactions during 2009 which require disclosure.

Key management compensation is disclosed in note 3.

27	Post-balance sheet events

At year-end, the directors proposed payment of a final dividend in respect of 2009 of 1.45 pence per share. Subject to shareholder approval, the final dividend will be paid on May 19, 2010 to shareholders on the register on April 30, 2010. The final dividend has not been recognized as a distribution during the year ended December 31, 2009.

28	Principal subsidiaries and associates

Details of principal subsidiary undertakings are shown below. Not all subsidiaries are included as the list would be excessive in length.

Name of undertaking	Country of registration	Principal activity	Proportion of total nominal value of issued shares held
ARM Limited	England and Wales	Marketing, research and development of RISC-based microprocessors and physical IP components	100	*
ARM Inc.	US	Marketing, research and development of RISC-based microprocessors and physical IP components	100
ARM KK	Japan	Marketing of RISC-based microprocessors and physical IP	100
ARM Korea Limited	South Korea	Marketing of RISC-based microprocessors and physical IP	100
ARM France SAS	France	Marketing and development of RISC-based microprocessors and physical IP	100
ARM Belgium NV	Belgium	Development of data engine microprocessors	100
ARM Norway AS	Norway	Development of graphics IP	100
ARM Sweden AB	Sweden	Development of video IP	100
ARM Germany GmbH	Germany	Marketing of RISC-based microprocessors and physical IP and development of integrated processor modelling solutions and microcontroller tools	100
ARM Embedded Technologies Pvt. Ltd.	India	Marketing, research and development of RISC-based microprocessors and physical IP	100
ARM Physical IP Asia Pacific Pte. Ltd.	Singapore	Marketing of RISC-based microporcessors and physical IP	100
ARM Taiwan Limited	Taiwan	Marketing of RISC-based microprocessors and physical IP	100
ARM Consulting (Shanghai) Co. Ltd.	PR China	Marketing of RISC-based microprocessors and physical IP	100

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