Form 20-F
period 2010-12-31
ARM HOLDINGS PLC
filed 2011-03-04
CIK 1057997

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2010
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________ to ________________

Commission file number:  0-29644
ARM Holdings plc
(Exact name of Registrant as specified in its charter)

England
(Jurisdiction of incorporation or organization)
___________________

110 Fulbourn Road
Cambridge CB1 9NJ, England
(Address of principal executive offices)
___________________

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

None
___________________

The number of outstanding shares in the capital of ARM Holdings plc as of December 31, 2010:
Ordinary Shares of 0.05p each                                             1,344,055,696
___________________

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

___________________

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

This annual report includes product names and other trade names, logos and trademarks, either registered or with respect to which applications are pending, of ARM and of other companies. ARM, ARM Powered, AMBA, ARM7TDMI, ARM9TDMI, Artisan, Artisan Components, Cortex, Embedded-ICE, Integrator, Jazelle, Mali, Move, Multi-ICE, Multi-TRACE, OptimoDE, PrimeCell, PrimeXsys, Process-Perfect, RealView, SecurCore, StrongARM, The Architecture for the Digital World, Thumb, and TrustZone are registered trademarks of ARM Limited or its subsidiaries. Advantage, ARM Developer Suite, ARM7, ARM7EJ, ARM7EJ-S, ARM7TDMI-S, ARM720T, ARM9, ARM9TDMI-S, ARM9E, ARM9E-S, ARM9EJ-S, ARM920T, ARM922T, ARM926EJ-S, ARM940T, ARM946E-S, ARM966E-S, ARM10, ARM10E, ARM1020E, ARM1022E, ARM1026EJ-S, ARM11, ARM1136J-S, ARM1136JF-S, ARM1156T2F-S, ARM1156T2-S, ARM1176JZ-S, ARM1176JZF-S, Cortex-M0, Cortex-M1, Cortex-M3, Cortex-M4, Cortex-A8, Cortex-A9, Cortex-R4, Cortex-A5, Cortex-A9 MPCore, Cortex-A15, Cortex-A15 MPCore, CoreSight, ETM, Embedded Trace Macrocell, ETM10, ETM10RV, EmbeddedICE-RT, Keil, Microvision, Mali-55, Mali-200, Mali-JSR184, Mali-JSR226, Mali-JSR239, Mali-JSR287, Mali-JSR297, Mali-SVG-t, Metro, MPCore, Neon, SAGE-X, SAGE-HS, SAGE-HD, SC100, SC110, SC200, SC210, SC300 and Velocity are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium Services BVBA; ARM Germany GmbH; ARM Physical IP Asia Pacific Pte. Limited; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS and ARM Sweden AB.

Various amounts and percentages set out in this annual report have been rounded and accordingly may not total.

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information Selected Financial Data

Our selected financial data at December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010 has been derived from our consolidated financial statements prepared in accordance with IFRS. Our consolidated financial statements have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Our summary financial data at and for the years ended December 31, 2006 and 2007 are also presented in accordance with IFRS and have been derived from our consolidated financial statements that are not included in this annual report. The following selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and the notes thereto.

	Year ended December 31,
	2006		2007		2008		2009		2010
	(in thousands of pounds, except per share data, percentages, number of shares and employees)
Revenues	£263,254		£259,160		£298,934		£305,022		£406,595
Cost of revenues	(30,877)		(28,105)		(32,878)		(25,471)		(26,071)
Operating expenses	(183,129)		(191,361)		(206,113)		(233,937)		(273,565)
Profit from operations	49,248		39,694		59,943		45,614		106,959
Investment income, net	6,758		5,402		3,246		1,645		3,068
Profit before tax	56,006		45,096		63,189		47,259		110,027
Tax	(7,850)		(9,846)		(19,597)		(6,820)		(24,053)
Profit for the year	48,156		35,250		43,592		40,439		85,974
Basic earnings per share (pence)	3.5	p	2.7	p	3.4	p	3.2	p	6.5	p
Diluted earnings per share (pence)	3.4	p	2.6	p	3.4	p	3.1	p	6.4	p
Dividends declared per share (pence)	1.0	p	2.0	p	2.2	p	2.42	p	2.9	p
Diluted weighted average number of shares (000s)	1,401,961		1,361,161		1,286,413		1,300,650		1,352,193
Research and development as a percentage of revenues	32.2%		32.4%		29.3%		36.8%		34.4%
Balance Sheet Data:
Capital expenditure	8,559		5,444		8,720		6,875		7,355
Cash, short- and long-term deposits and marketable securities	128,494		51,323		78,789		141,808		291,829
Share capital	695		672		672		672		672
Shareholders’ equity	660,926		579,162		740,343		738,697		894,905
Total assets	744,187		642,944		848,183		844,483		1,084,662
Employees at year end (number)	1,659		1,728		1,740		1,710		1,889

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

Year Ended December 31,	Period Average	Period End
2006	1.8452	1.9572
2007	2.0018	1.9906
2008	1.8552	1.4657
2009	1.5659	1.6140
2010	1.5455	1.5657
2011 (through February 25, 2011)	1.5948	1.6116

Month	High	Low
October 2010	1.6104	1.5652
November 2010	1.6299	1.5483
December 2010	1.5919	1.5344
January 2011	1.6059	1.5407
February 2011 (through February 25, 2011)	1.6277	1.5962

On February 25, 2011 the noon buying rate was $1.6116.

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

Claims May Be Made for Which We Do Not Have Adequate Insurance

Since 2001, the insurance industry has faced unprecedented and escalating global events compounded by international economic uncertainty. As a result of these and other pressures, many insurers have withdrawn from certain market sectors. We have continued with our philosophy of only placing coverage with secure underwriters with programs arranged individually to suit our needs. We currently have global insurance policies including coverage for the following significant risks: business interruption, public and products liability, directors’ and officers’ liability. We do not insure against claims concerning patent litigation or other intellectual property infringement claims and potential related indemnification obligations, because we are of the view that any limited coverage that could be obtained is prohibitively expensive. Our results of operations could be materially adversely affected by the occurrence of a catastrophic event, to the extent that any resulting loss or claim is not covered under the terms of our then existing insurance policies.

We May Be Unable to Protect and Enforce Our Proprietary Rights

Our ability to compete may be affected by whether we can protect our technology and enforce our proprietary rights. We take great care to protect our technology and innovations with patents, agreements with licensees, employees and consultants and other security measures. We also rely on copyright, trademarks and trade secret laws to protect our technology and innovations.

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

We May Have to Defend Ourselves Against Third Parties Who Claim That We Have Infringed Their Proprietary Rights

We take great care to establish and maintain the integrity of our products. We focus on designing and implementing our products without the use of intellectual property belonging to third parties, except under strictly maintained procedures and with the benefit of appropriate license rights. In the event that a third party successfully proves that it has intellectual property rights covering a product that we have licensed to customers, we will take steps to either purchase a license to use the relevant technology or work around the technology by developing our own solution so as to avoid infringement of that third party’s intellectual property rights.

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

Any assertion of intellectual property rights by a third party against our technology could result in our licensees becoming the target of litigation and we may be bound to indemnify such licensees under the terms of our license agreements. Although our indemnification obligations are generally subject to a maximum amount, such obligations could nevertheless result in substantial expenses to us, which could have a material adverse effect on our business, financial condition and results of operations. In addition to the time and expense required for us to indemnify our licensees, a licensee’s development, marketing and sales of ARM architecture-based products could be severely disrupted or discontinued as a result of litigation, which in turn could also have a material adverse effect on our business, financial condition and results of operations.

In addition to the time and expense required for us to satisfy our support and indemnification obligations to our customers and strategic partners, any litigation could severely disrupt or shut down the business of our customers and strategic partners, which in turn could damage our relations with them and have a material adverse effect on our business, financial condition and results of operations.

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

The Company Believes That Key Benefits of the ARM Solution are:

Maximum flexibility of performance, cost and power. The Company offers a wide range of high-performance, low-cost solutions which enable systems designers to make the appropriate performance/price trade-offs for use in a particular application. The ARM architecture offers designers the flexibility to select an ARM processor with performance, die area (chip size) and power consumption characteristics appropriate for a specific application. ARM believes that its microprocessor architecture offers designers the opportunity to design embedded microprocessors at leading price/performance ratios. ARM believes that incorporating the ARM physical IP libraries for high performance or low power gives the designer a further advantage in using the ARM solution. By minimizing the die size of ARM cores and microprocessors, maximizing the energy efficiency, and maximizing the performance through the combination of the microprocessor core and physical IP system, designers receive an unparalleled advantage by usage of the ARM portfolio of products.

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

Global partner network. ARM’s global network of partners assures systems companies of sufficient availability for high-volume products and, together with ARM’s international presence, gives systems designers global support for their design development. At December 31, 2010, ARM’s technology has been licensed to more than 250 semiconductor companies, including the majority of leading semiconductor companies worldwide. ARM’s broad semiconductor partner base provides systems companies with a wide range of suppliers, thus reducing the dependence of systems companies on any one supplier and producing price competition helping to contain costs of ARM-based microprocessors. ARM’s various partners build their own solutions using ARM technology; there are a growing number of ARM-based ASSPs and microcontrollers available for use by systems companies, thus facilitating their use of the ARM architecture. The Company works with numerous, industry leading software systems and tools and development partners, including Adobe, Symbian, Microsoft Corporation, Google, Mozilla, Sun Microsystems, and many others who provide the third-party support needed to facilitate the use of ARM technology in a wide variety of applications.

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

Home Solutions. In the home solutions market, the management and display of audio-visual content are the foremost concerns of consumers. Within this market, applications like digital TVs, set-top boxes, digital still cameras and gaming devices deliver visual content to the home. ARM is well placed in this market with its scalable architecture performance up to 2 GHz, application-accelerating features for Java (Jazelle), graphics (Mali) and physical IP libraries.

Mobile Solutions. The mobile market comprises a wide variety of mobile communication and portable computing devices, each with their own characteristics and needs. The applications include wireless handsets, mobile computers, portable media players and bluetooth devices. For each of these products, mobility (being able to use them while on the go) is the key concern to consumers. With ARM’s high performance/low power architecture, ARM’s customers can balance performance and power with cost, so that ARM ultimately provides the best solution to end users. With the acceleration of applications becoming critical, NEON and Jazelle are well placed to meet the demands of this market. Security is becoming increasingly important as mobile devices are used to carry out financial transactions, generating industry interest in products such as TrustZone.  As low power is critical in mobile devices in order to extend battery life, products such as video and graphics processors, and physical IP libraries are well positioned.

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

Embedded Solutions. The world of embedded processors is growing in multiple areas, including anti-lock braking systems, smartcards and industrial control applications. This market has the potential to grow substantially, especially as existing 8- and 16-bit applications need to migrate to 32-bit processors. The reliability and software reusability of the ARM architecture positions ARM to penetrate this market. In addition, the introduction of products such as the Cortex-M class of processors, with their low gate count, small size and capabilities for high code density, together with Keil’s complementary MCU tools, positions ARM for taking design slots once owned by 8-and 16-bit processors.

Emerging applications. As innovative products are designed, they face fleeting windows of market opportunity that only reward rapidly developed solutions with leading functionality and cost characteristics. With ARM’s proven technology and innovative feature set, ARM is well positioned to take advantage of these opportunities, as emerging applications such as servers, medical devices and mesh networks become available.

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

EmbeddedICE. EmbeddedICE is a software debug capability, which allows a programmer to debug code running on an ARM processor deeply embedded within a larger system-on-chip or chip. The ARM software development toolkit running on a PC communicates with EmbeddedICE logic within the processor core via an interface. This capability was developed by ARM specifically to address debugging issues unique to integrated processor cores. CoreSight extends the capability of EmbeddedICE to allow debugging of multiple processor cores.

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

DSP Extensions. ARM cores can be used with a separate DSP in markets where the integration of DSP functionality with microprocessor control functionality is critical, such as: modems, digital audio equipment, pagers and other communications products. Currently, most solutions use separate, incompatible development tool chains for the microprocessor and the DSP. In response to customer demand for DSP functionality with general purpose control capability in one integrated processor, and with a unified development environment, ARM introduced the “E” extensions to the ARM9 family to provide enhanced performance in fixed point DSP applications. These extensions further enhance the multiply-accumulate capability, and add efficient support for saturating arithmetic. This gives a single combined microprocessor and signal processor engine, offering a simpler system design, lower cost, and improved time to market. The extensions are incorporated in the ARM9, and subsequent families of processors.

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

ARM7 family.   The ARM7 family comprises low power, general purpose 32-bit RISC microprocessor cores particularly suitable where strict die area and power constraints must be satisfied while maintaining reasonably high performance, as in portable telecommunications. Each processor uses the ARMv4T instruction set with Thumb extension, enhanced Multiply, and EmbeddedICE extensions integrated within the core. See “— Architectural Extensions” above. The ARM7 offers 32-bit architecture capable of operating from 8/16-bit memory on an 8/16-bit bus for low system cost through the implementation of the Thumb instruction set. It is used in cost-sensitive embedded control applications and has been highly successful in the digital cellular telephone market.

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

PIPD

Following the acquisition of Artisan, ARM has become a leading provider of physical IP components for the design and manufacture of integrated circuits, including SoCs. ARM’s products include embedded memory, standard cell, input/output components and analog and mixed-signal products, which are designed to achieve the best combination of performance, density, power and yield for a given manufacturing process. ARM’s physical IP components are developed for a variety of process geometries ranging from 20nm – 250nm design and are tested by producing them in silicon to ensure that they perform to specification, reducing the risk of design failure and gaining valuable time to market. ARM licenses its products to customers for the design and manufacture of integrated circuits used in complex, high-volume applications, such as portable computing devices, communication systems, cellular phones, consumer multimedia products, automotive electronics, personal computers and workstations.

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

System Design

RealView®  software development tools help a software design engineer deliver proven products right the first time. Engineers use these tools in the design and deployment of code, from applications running on open operating systems right through to low-level firmware.

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

RealViewHardware Platforms are ideal systems for prototyping ARM-based products. This enables the function of the product to be confirmed in advance of building a silicon chip with a foundry or with a silicon partner. Building a silicon chip is an expensive process which requires a high degree of certainty in the prototype product function. There are three families of boards within the RealView Hardware Platforms: Versatile Express , Versatile and Soft Macrocell Models. The RealView Versatile Express product family allows prototypes of the product to be built with a range of ARM cores provided as part of the system. The RealView Versatile family allows software to be executed at a higher speed to check the interaction of the software and the hardware at speeds close to those that are used in the final product. RealView Hardware Platforms are ideal systems for prototyping ARM-based products. They are suitable for architecture and CPU evaluation, hardware and software design, and chip emulation.

Following the acquisition of Keil Elektronik GmbH and Keil Software, Inc. in October 2005, ARM has introduced the RealView Microcontroller Development Kit for the ARM microcontroller family which supports ARM-based microcontrollers and 8051-based microcontrollers from companies such as Analog Devices, Atmel, NXP, Samsung, Sharp,STMicroelectronics and Texas Instruments. The RealView Microcontroller Development Kit is used by developers who are building products and writing software using standard off-the-shelf microcontrollers.

Support and Maintenance Services

Support, maintenance and training. ARM provides support and maintenance services under its license agreements to its semiconductor partners as well as ARM product-related training. See “—License Agreements” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview— Service Revenues— Support and maintenance.” In order to serve its partners better, ARM has expanded the range of support, maintenance and training services, and now provides such services from its overseas offices, local to our customers’ engineering teams. To this end ARM has Technical Support staff in its Bangalore, India and China offices. See “Item 3. Key Information—Risk Factors—Our International Operations Expose Us to Risks” for a discussion of certain risks inherent in our international operations.

ARM Partner Network

Semiconductor partners. ARM licenses its technology on a worldwide and non-exclusive basis to semiconductor partners that manufacture and sell ARM-based chip solutions to systems companies. At December 31, 2010, ARM’s technology has been licensed to more than 250 semiconductor companies, including many of the leading semiconductor companies worldwide. ARM serves this geographically diverse base from offices in the UK, P.R. China, France, Germany, Belgium, Israel, Japan, South Korea, Taiwan, India, Singapore and the United States.

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

License fees are invoiced in accordance with an agreed set of milestones. Revenue generated in the form of license fees is recognized in accordance with IFRS. Royalties are invoiced and recognized quarterly in arrears.

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

Patent and Intellectual Property Protection

The Company has an active program of protecting its proprietary technology through the filing of patents. The Company currently holds 578 US patents in various aspects of its technology, and 878 non-US patents with expiration dates ranging from 2012 to 2031. In addition, the Company has 453 patent applications pending in the United States and an additional 690 patent applications pending in the United Kingdom and various other jurisdictions. The Company’s US patents do not prevent the manufacture or sale of ARM-based products outside of the United States. There can be no assurance that the Company’s pending patent applications or any future patent applications will be approved or will not be challenged successfully by third parties, that any issued patents will protect the Company’s technology or will not be challenged by third parties, or that the patents of others will not have an adverse effect on the Company’s ability to do business. Furthermore, there can be no assurance that others will not independently develop similar or competing technology or design around any patents that have been or may be issued to the Company.

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

Certain of the Company’s license agreements require licensees to grant back to ARM a royalty-free non-exclusive license to patented licensee modifications to the ARM technology. Such licenses permit ARM to sublicense to other licensees.

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

Any adverse determinations in litigation could result in the loss of the Company’s proprietary rights, subject the Company to significant liabilities, require the Company to seek licenses from third parties or prevent the Company from licensing its technology, any of which could have a material adverse effect on the Company’s business, financial condition and results of operations. Moreover, the laws of certain countries in which the Company’s technology is or may in the future be licensed may not protect the Company’s intellectual property rights to the same extent as laws in the United Kingdom or the United States, thus reducing the enforceability of the Company’s intellectual property in those countries.

In any potential dispute involving the Company’s patents or other intellectual property, the Company’s licensees could also become the target of litigation and the Company may be bound to indemnify such licensees under the terms of its license agreements. Although ARM’s indemnification obligations are generally subject to a maximum amount, such obligations could nevertheless result in substantial expenses to the Company. In addition to the time and expense required for the Company to indemnify its licensees, a licensee’s development, marketing and sales of ARM architecture-based products could be severely disrupted or discontinued as a result of litigation, which in turn could have a material adverse effect on the Company’s business, financial condition and results of operations.  See “Item 3. Key Information Risk Factors We May Be Unable to Protect and Enforce Our Proprietary Rights and We May Have to Defend Ourselves Against Third Parties Who Claim That We Have Infringed Their Proprietary Rights.”

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

As of December 31, 2010, ARM had 1,274 full-time research and development staff located at offices in Cambridge, Maidenhead, Sheffield and Blackburn in the United Kingdom; Sophia Antipolis and Grenoble, France; Grasbrunn, Germany; Trondheim, Norway; Sentjernej, Slovenia; Austin, Texas, USA; Sunnyvale, Irvine and San Diego, California, USA; Olympia, Washington, USA; and Bangalore, India.

In 2008, 2009 and 2010, research and development costs were approximately £87.6 million, £112.2 million and £139.8 million, respectively. Costs in 2008, 2009 and 2010 included £10.3 million, £11.4 million and £16.3 million, respectively, of share-based payments charges in accordance with IFRS 2. Excluding these charges, research and development costs were 26%, 33% and 30% of total revenues in 2008, 2009 and 2010, respectively.

Acquisitions

ARM made no acquisitions in 2010.

ORGANIZATIONAL STRUCTURE

ARM Holdings plc is the holding company for a number of subsidiaries. The following is a list of our significant subsidiaries at December 31, 2010. Not all subsidiaries are included, as the list would be excessive in length. Unless stated otherwise, each subsidiary is wholly owned.
Company	Jurisdiction of Incorporation
ARM, Inc.	United States
ARM Germany GmbH	Germany
ARM KK	Japan
ARM Korea Limited	South Korea
ARM Limited	England and Wales
ARM Taiwan Limited	Taiwan
ARM France SAS	France
ARM Consulting (Shanghai) Co. Ltd.	P.R. China
ARM Norway AS	Norway
ARM Sweden AB (formerly Logipard AB)	Sweden
ARM Embedded Technologies Pvt. Ltd.	India
ARM Physical IP Asia Pacific Ptc. Ltd.	Singapore

PROPERTIES

The Company leases land and buildings for its executive offices, engineering, marketing, administrative and support operations and design centers. The following table summarizes certain information with respect to the principal facilities leased by the Company:

Location	Freehold/Leasehold	Lease Term and Commencement Date	Approximate Area (square feet)	Principal Use
Cambridge, UK (110 Fulbourn Road)	Leasehold	20 years September 20, 1999	45,000	Executive offices and engineering, marketing and administrative operations
Cambridge, UK (130 Fulbourn Road)	Leasehold	20 years March 28, 2002	35,000	Executive offices and engineering, marketing and administrative operations

Location	Freehold/Leasehold	Lease Term and Commencement Date	Approximate Area (square feet)	Principal Use
Cambridge, UK (90 Fulbourn Road)	Leasehold	20 years December 25, 1993	10,000	Executive offices and engineering, marketing and administrative operations
Cambridge, UK (100 Fulbourn Road)	Leasehold	13 years October 4, 2010	30,000	Executive offices and engineering, marketing and administrative operations
Maidenhead, UK	Leasehold	25 years July 28, 1998	20,000	Executive offices and design center
San Jose, California, USA	Leasehold	7 years August 1, 2008	92,000	Executive offices and engineering, marketing and administrative operations
Austin, Texas, USA	Leasehold	7 years August 1, 2009	42,000	Design center, marketing and support operations
Bangalore, India	Leasehold	5 years July 15, 2007	63,500	Executive offices and engineering, marketing and administrative operations

In addition, the Company leases offices in Sheffield, England; Blackburn, England; Vilvoorde, Belgium; Grasbrunn, Germany; Trondheim, Norway; Lund, Sweden; Sophia Antipolis and Grenoble, France; Sentjernej, Slovenia; Irvine, California, USA; Plano, Texas, USA; and Olympia, Washington, USA that are used for engineering and administrative purposes as well as in Shin-Yokohama, Japan; Taipei, Taiwan; and Seoul, South Korea which are used for marketing and support operations. Company personnel based in Boston, Massachusetts, USA; Detroit, Michigan, USA; Salem, New Hampshire, USA; San Diego, California, USA; Shanghai, Shenzhen and Beijing, P.R. China; Munich, Germany; Paris, France; Singapore and Kfar Saba, Israel have office space available to them.

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

Within the review of the Operating Results we have included certain non-IFRS measures, specifically we present (i) research and development costs, (ii) sales and marketing expenditure, (iii) general and administrative costs, (iv) operating costs for each of the segments and (v) profit/loss before tax for each of the segments, adjusted in each case to exclude share-based compensation charges including payroll taxes, amortization of intangibles acquired with business combinations, investment-related charges and restructuring charges.  Where such non-IFRS measures are presented, we also present the reconciling items (share-based compensation charges including payroll taxes, amortization of intangibles acquired with business combinations, investment-related charges and restructuring charges) and amount thereof, to the most directly comparable IFRS measures of research and development costs, sales and marketing expenditure, general and administrative and operating costs and profit/loss before tax for each of the segments, respectively.

We believe that disclosing such non-IFRS measures enables investors to isolate and evaluate clearly the impact of certain items (share-based compensation charges including payroll taxes, amortization of intangibles acquired with business combinations, investment-related charges and restructuring charges) separately from the underlying financial performance of the Company.  We believe this also allows for a clearer comparison of performance from year to year (including of our research and development costs, sales and marketing expenditure, general and administrative costs, and operating costs and profit/loss before tax for each of the segments).  Management believes that this provides analysts and investors with valuable additional information which gives them an improved insight into the business.

It should be noted that the non-IFRS measures presented are adjusted items and that all items for which the non-IFRS measures are adjusted are included in our reported financial information because they represent real costs of our business in the periods presented. As a result, non-IFRS measures merely allow investors to differentiate among different kinds of costs and they should not be used in isolation. Our determination of non-IFRS measures, together with our presentation of them within this financial information, may differ from similarly titled non-IFRS measures of other companies.

Overview

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. The Company licenses this technology to semiconductor companies which, in turn, manufacture, market and sell microprocessors and related products. ARM has developed an innovative, intellectual property-centered and market-driven business model in which it neither manufactures nor sells the products incorporating ARM technology, but concentrates on the research and development, design and support of the ARM architecture and supporting development tools and software. ARM provides a total system solution that offers a fast, reliable path to market for leading electronics companies.

The Company’s revenues in 2010 increased in US dollars, being the primary currency of revenues generated, by approximately 29% whilst the semiconductor industry US dollar revenues as a whole increased by about 23% during the period October 1, 2009 to September 30, 2010. This period is, in the Company’s opinion, relevant for comparison purposes because the Company’s royalty revenues are recognized when the Company receives notification from the customer of product sales, and such notification is typically received in the quarter following shipment of the product by the customer. Looking ahead to 2011, semiconductor industry revenues are generally anticipated to grow by approximately 8% compared to 2010 and the Company is well positioned to continue to outperform the industry.

The Company has remained both profitable and cash generative (before investing activities). On operating profits of £107.0 million, cash inflows from operating activities were £176.9 million, resulting in cash being returned to shareholders through dividends of £34.3 million and a year-end cash, cash equivalents, short- and long-term deposits, net of accrued interest and marketable securities balance of £290.1 million.

Revenues

The Company’s revenues are classified as either “Product Revenues,” consisting of license fees, sales of development systems and royalties, or “Service Revenues,” consisting of revenues from support, maintenance and training. The most significant component of ARM’s total revenues are license fees and royalty income which accounted for approximately 84%, 83% and 86% of total revenues in 2008, 2009 and 2010, respectively.

License fees as a percentage of total revenues will be affected by fluctuations in royalties and in demand for ARM’s development systems and support and maintenance services. These products and services complement ARM’s basic licenses by supporting ARM’s traditional semiconductor partners in their efforts to reduce time to market. In addition, they provide ARM with a way to support systems companies who purchase finished ARM technology-based products from semiconductor companies as well as certain software vendors whose software runs on ARM microprocessors. Growth in these complementary products and services will depend on continued success in demonstrating to semiconductor companies, systems companies and software vendors the enhanced implementation possibilities which such products and services provide for ARM technology-based products and, more generally, on continued market acceptance of the ARM architecture. Growth in these complementary products and services will also depend on whether the Company can devote sufficient engineering staff to support growth in services. Revenues from development systems and support and maintenance services was approximately 16%, 17% and 14% of total revenues in 2008, 2009 and 2010, respectively.

Revenues from royalties accounted for approximately 49%, 51% and 54% of total revenues in 2008, 2009 and 2010, respectively. The Company believes royalty revenue will continue to contribute a significant portion of total revenue going forward as the total number of partners and licenses increases.

As of December 31, 2010, the Company had more than 250 semiconductor licensees who, in turn, provide access to many other customers worldwide.

Product Revenues

License fees. Most licenses are designed to meet the specific requirements of the particular customer and can vary from rights to embed ARM technology into a customer’s own application specific product to the complete design of a “system-on-chip.” See “Item 4. Information on the Company—Business Overview—License Agreements.” Over the term of a license, contractual payments can range from hundreds of thousands of dollars to several millions of dollars. The intellectual property licensed by the Company consists of software and related documentation which enable a customer to design and manufacture microprocessors and related technology and software. A license may be perpetual or time-limited in its application. In general, the time between the signing of a license and final customer validation of the ARM technology is between 6 and 15 months with most time allocated to the period between delivery and validation of the technology. Delivery generally occurs within a short time period after the signing of a license. The licensee obtains license rights to the intellectual property at the time of signing. In addition, the licensee obtains ownership of the licensed rights to the in-process customization as well as the completed customization. License fees are invoiced according to an agreed schedule. Typically, the first invoice is generated on signing of the contract, the second is generated on delivery of the customized intellectual property (being the intellectual property and other technical information relating to the product licensed) and the third is a date-based milestone, usually within nine months of signature of the license. No upgrades or modifications to the licensed intellectual property are provided, except those updates and upgrades provided on a when-and-if-available basis under post-delivery service support. Following licensee validation of the ARM technology, the Company has no further obligations under the license agreement, except those under a valid post-delivery service support arrangement as mentioned above.

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

Royalties. Royalties are either set as a percentage of the licensee’s net sale price per chip or, less frequently, as a fixed amount per chip. In both cases, royalty rates decline as the total volume of ARM-compliant products shipped increases before typically flattening out at an agreed volume level. Royalty payment schedules in individual contracts vary depending on the nature of the license and the degree of market acceptance of ARM architecture prevailing at the contract date. The average royalty rate reported in any period will also depend on the mix of end products into which ARM-based chips have been designed in the period. ARM technology is designed into a wide range of end products which incorporate chips with a broad spectrum of selling prices. Royalties are payable by licensees when they have manufactured and sold the resulting ARM-compliant microprocessors and peripherals to systems companies. The license contracts provide for reports to be issued to ARM with details of such sales and, in certain cases, with forecasts of sales for periods in the near future.

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

Costs of Revenues

Product costs. Product costs are limited to variable costs of production, such as the costs of manufacture of development systems, amortization of the Company’s third-party technology licenses, cross-license payments to collaborative parties and the time spent by engineers on developing Physical IP products.

Service costs. Service costs include the costs of support and maintenance services to licensees of ARM technology.

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Note 1 to the Consolidated Financial Statements. We believe our most critical accounting policies include revenue recognition and cost estimation on certain contracts for which we use a percentage-of-completion method of accounting, impairment of purchased goodwill and trade receivables and intangible assets and loss provisions.

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

Revenue Recognition

The Company follows the principles of IAS 18, “Revenue recognition”, in determining appropriate revenue recognition policies. Revenue associated with the sale of goods is recognized when all of the following conditions have been satisfied:

•	the Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	the Company does not retain either continuing managerial involvement to the degree usually associated with ownership or effective control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the Company; and

•	the costs incurred or to be incurred in respect of the sale can be measured reliably.

Revenue associated with the rendering of services is recognized when all of the following conditions have been satisfied:

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow into the Company;

•	the stage of completion of the transaction at the end of the reporting period can be measured reliably; and

•	the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

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

Revenue from standard license products which are not modified to meet the specific requirements of each customer is recognized when the all of the conditions relevant to revenue associated with the sale of goods have been satisfied:

•	the significant risks and rewards of ownership are transferred when a license arrangement has been agreed and the goods have been delivered to the customer;

•	continuing managerial involvement and effective control over goods sold is relinquished at the point at which goods are delivered to the customer;

•
revenue is recognized to the extent that it is reliably measurable; any consideration due under the licensing arrangement that is not deemed to be reliably measurable is deferred until it can be measured reliably; and

•
revenue is recognized to the extent that it is probable that the economic benefits associated with the transaction will flow to the Company; any economic benefits of the transaction that are deemed unlikely to flow to the Company are deferred until it becomes probable that they will flow to the Company.

The majority of the Company’s revenues come from the licensing of intellectual property and there are therefore very few direct costs associated with the sale of goods; where there are direct costs of sale, these are measured with reference to the purchasing agreements in place with the Company’s suppliers.

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

In particular, it considers:

•	Whether there is sufficient certainty that the invoice will be raised in the expected timeframe, particularly where the invoicing milestone is in some way dependent on customer activity;

•	Whether it has sufficient evidence that the customer considers that the Company’s contractual obligations have been, or will be, fulfilled;

•	Whether there is sufficient certainty that only those costs budgeted to be incurred will indeed be incurred before the customer will accept that a future invoice may be raised; and

•	The extent to which previous experience with similar product groups and similar customers supports the conclusions reached.

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

Where agreements involve several components, the entire fee from such arrangements is allocated to each of the individual components based on each component’s fair value, where fair value is the price that is regularly charged for an item when sold separately. Where a component in a multiple-component agreement has not previously been sold separately, the assessment of fair value for that component is based on other factors, including, but not limited to, the price charged when it was sold alongside other items and the book price of the component relative to the book prices of the other components in the agreement. If fair value of one or more components in a multiple-component agreement is not determinable (where such component is not considered incidental to the overall arrangement), the entire arrangement fee is deferred until such fair value is determinable, or the component has been delivered to the licensee. Where, in substance, two or more elements of a contract are linked and fair values cannot be allocated to the individual components, the revenue recognition criteria are applied to the elements as if they were a single element.

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

In addition to the license fees, contracts generally contain an agreement to provide post-delivery service support, in the form of support, maintenance and training which consists of the right to receive services and/or unspecified product upgrades or enhancements that are offered on a when-and-if-available basis. Fees for post-delivery service support are generally specified in the contract. Revenue related to post-delivery service support is recognized based on fair value, which is determined with reference to contractual renewal rates. If no renewal rates are specified, and fair value of the post-delivery support service cannot be determined by other methods, the entire fee under the transaction is amortized and recognized on a straight-line basis over the contractual post-delivery service support period. Where renewal rates are specified, revenue for post-delivery service support is recognized on a straight-line basis over the period for which support and maintenance is contractually agreed by the Company with the licensee.

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

Royalty revenues are earned on sales by the Company’s customers of products containing ARM technology. Royalty revenues are recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of revenue can be reliably measured. Revenues are recognized when the Company receives notification from the customer of product sales, or receives payment of any fixed royalties. Notification is typically received in the quarter following shipment of the products by the customer.

Certain products have been co-developed by the Company and a collaborative partner, where both parties had the right to sell licenses to the product. In those cases where the Company receives royalty revenues from the sale of these products, the total value of the royalty is recorded as revenue and the amount payable to the collaborative partner is recorded as cost of sales. Where the collaborative partner collects royalties on the sales of these products, the Company records as revenue the commission it is due when informed by the collaborative partner that a sale has been made.

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

At the annual tests in 2008, 2009 and 2010, impairment tests showed there was no impairment with respect to goodwill. Furthermore, no trigger events have been identified that would suggest the impairment of any of the Company’s other intangibles.

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

	Year ended December 31,
	2008	2009	2010
	%	%	%
Revenues
Product revenues	94.5	94.0	95.0
Service revenues	5.5	6.0	5.0
Total revenues	100.0	100.0	100.0
Cost of revenues
Product costs	8.2	5.5	3.9
Service costs	2.8	2.9	2.5
Total cost of revenues	11.0	8.4	6.4
Gross profit	89.0	91.6	93.6
Operating expenses
Research and development	29.3	36.8	34.4
Sales and marketing	19.2	20.2	17.2
General and administrative	20.4	19.7	15.7
Profit on disposal of available for sale security	–	–
Total operating expenses	68.9	76.7	67.3
Profit from operations	20.1	14.9	26.3
Investment income	1.0	0.6	0.9
Interest payable	0.0	0.0	0.1
Profit before tax	21.1	15.5	27.1
Tax	6.5	2.2	5.9
Profit for the year	14.6	13.3	21.2

Total revenues for the year ended December 31, 2010 were £406.6 million, an increase of 33% from £305.0 million in 2009, which was an increase of 2% from £298.9 million in 2008. Dollar revenues were $631.3 million in 2010, an increase of 29% from $489.5 million in 2009, which was a decrease of 10% from $546.2 million in 2008. The actual average dollar exchange rate in 2010 was $1.55 compared with $1.60 in 2009 and $1.84 in 2008.

Management analyzes product revenues in the categories of royalties, licenses and development systems. Service revenues consist of support, maintenance and training income. The following table sets forth, for the periods indicated, the amount of total revenues represented by each component of revenue:

	Year ended December 31,
	2008	2009	2010
	(in thousands)
Product Revenues
Royalties	£147,728	£155,447	£217,624
Licenses	103,506	98,446	132,528
Development Systems	31,148	32,941	35,993
	282,382	286,834	386,145
Service Revenues
Support, Maintenance and Training	£16,552	£18,188	£20,450
Total Revenues	298,934	305,022	406,595

Product revenues. Product revenues consist of license fees, sales of development systems and royalties. Product revenues for 2008, 2009 and 2010 were £282.4 million, £286.8 million and £386.1 million, respectively, representing 94%, 94% and 95% of total revenues in 2008, 2009 and 2010, respectively. Product revenues in US dollars, being the primary currency of revenues generated, decreased from $514.3 million in 2008 to $460.0 million in 2009 and increased to $598.9 million in 2010.

License revenues decreased from £103.5 million in 2008 to £98.4 million in 2009 and increased to £132.5 million in 2010, representing approximately 35%, 32% and 33% of total revenues in 2008, 2009 and 2010, respectively. License revenues in US dollars decreased from $189.7 million in 2008 to $164.1 million in 2009 and increased to $208.2 million in 2010.

Processor Division (PD) dollar license revenues decreased by 12% in 2009 and increased by 30% in 2010. Licensing revenues are driven by customers’ on-going R&D programs. Thus, the increased demand for the Company’s products in 2010 led to significantly higher license revenues, following a year affected by the difficult economic climate in 2009.

The portfolio of licensable products comprises a rich mix of proven ARM technology, such as the ARM7, ARM9 and ARM11 families of products and newer technology such as the Cortex family of products and the Mali 3D graphics processors.

91 new licenses were signed in 2010 compared to 87 in 2009 and 61 in 2008. Revenues from Cortex family products accounted for 48% of PD license revenues in 2010, compared to 42% in 2009 and 37% in 2008. Cortex products started generating revenue in 2005. ARM11 accounted for 7% of PD license revenues in 2010, compared to 9% in 2009 and 14% in 2008.  Revenues from long-term licenses with certain strategic customers accounted for 18% of PD license revenues in 2010, compared to 10% in 2009 and 9% in 2008. 27 companies became new ARM Partners in 2010, bringing the total number of semiconductor partners to more than 250 at the end of the year. This total number of semiconductor partners was net of those companies that have signed licenses with ARM in the past but have since been acquired by other companies or who no longer have access to ARM technology for other reasons.

During 2010, 59 Cortex family licenses were signed, bringing the accumulated total of Cortex family licenses to 161.  10 licenses to ARM’s Mali 3D graphics processors were signed in 2010, bringing the accumulated total of Mali licenses to 39.

License revenues from non-core products, covering items such as platforms, peripherals, embedded trace modules, embedded software, data engines, models and sub-systems were £12.7 million in 2010, compared to £9.8 million in 2009 and £13.4 million in 2008, representing approximately 12% of processor license revenues in 2010, 13% in 2009 and 17% in 2008, respectively.

Licensing momentum for ARM’s advanced physical IP products continued and by the end of 2010, ARM had signed a total of 28 royalty bearing platform licenses at 65nm and below, compared with 23 at the end of 2009. ARM’s Physical IP Division (PIPD) reported license revenues of £26.6 million in 2010 (2009: £22.0 million; 2008: £24.2 million), representing approximately 20% of total license revenues in 2010 (2009: 22%; 2008: 23%).

In 2010, ARM maintained progress in achieving the long term strategic goal of providing ARM’s physical IP to leading Integrated Device Manufacturers (“IDM”) and Fabless semiconductor companies and continued to sign synergistic licenses that have been enabled by the combination of ARM and Artisan. Cortex-A class processors benefit from physical IP optimized for high-performance and low-power on advance process nodes; and Cortex-M class processors benefit from physical IP optimized for low-performance and low-power on mature process nodes. Eight licenses were signed for processor optimization packages in 2010, bringing the total number of licenses for this technology to ten.

Revenues from the sale of development systems increased from £31.1 million in 2008 to £32.9 million in 2009 and further to £36.0 million in 2010, representing approximately 10% of total revenues in 2008, 11% in 2009 and 9% in 2010.  Development systems revenues in US dollars decreased from $57.8 million in 2008 to $51.6 million in 2009 and increased to $55.4 million in 2010. The increase in 2010 is due to the return of demand for these products following the decrease in 2009 due to the overall industry and economic conditions. The System Design Division has continued to enter into more multi-year contracts for larger product volumes which improves the visibility of business going forward and builds a good customer base from which to drive new innovation.

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

Royalties increased from £147.7 million in 2008 to £155.4 million in 2009 and further to £217.7 million in 2010, representing 49%, 51% and 54% of total revenues in 2008, 2009 and 2010, respectively. US dollar royalty revenues decreased from $266.8 million in 2008 to $244.4 million in 2009 and increased to $335.3 million in 2010. Royalty revenues in 2010 comprised £189.3 million from PD and £28.3 million from PIPD. PD volume shipments decreased slightly from 4.0 billion units in 2008 to 3.9 billion in 2009. Total unit shipments of mobile handsets worldwide declined by 10% in 2009, but as more ARM technology is typically incorporated into more feature-rich handsets, the Company benefited from the higher proportion of smartphones shipped in the year. Beyond mobile, the Company continued to gain share in all target end-markets including digital televisions, hard disk drives and microcontrollers.

Total unit shipments by the Company’s customers in 2010 of 6.1 billion represented an increase of 55% compared to 2009. This increase is mainly due to the increase in market share in various markets, particularly in microcontrollers as well as an improvement in the general economic conditions.  The Company expects royalty revenues to grow year-on-year although they may be subject to significant fluctuations from quarter to quarter. The total number of partners shipping ARM technology-based products at the end of 2010 was 107 after taking into account corporate activity within the ARM partnership. 30 companies were paying meaningful royalties for physical IP products at the end of the year.

Service revenues. Service revenues consist of support, maintenance and training. Service revenues increased from £16.6 million in 2008 to £18.2 million in 2009, and further to £20.4 million in 2010, representing 5% of total revenues in 2010 (2009: 6%, 2008: 6%). Service revenues in US dollars, being the primary currency of revenues generated, declined from $31.9 million in 2008 to $29.4 million in 2009 and increased to $32.4 million in 2010.

Geographic analysis. The Company earns revenues from customers who are based in many geographies. The following table sets forth, for the periods indicated, revenue by geographic destination as a percentage of total revenue per the Company’s consolidated financial statements. The proportion of revenues from the Asia Pacific region (excluding Japan) is increasing as the level of licensing and royalty shipments from customers based in China, South Korea and Taiwan increases.

	Year ended December 31,
	2008	2009	2010
	%	%	%
Revenue by destination:
North America	38	36	40
Japan	18	16	11
Asia Pacific, excluding Japan	27	33	35
Europe	17	15	14
Total	100	100	100

Product costs. Product costs are limited to variable costs of production such as the costs of manufacture of development systems, amortization of third-party technology licenses, cross-license payments to collaborative partners and time of engineers on PIPD projects. Product costs were £24.5 million in 2008, £16.6 million in 2009 and £15.8 million in 2010, representing 8%, 5% and 4% of total revenues in 2008, 2009 and 2010, respectively. Product costs decreased in 2010 due to the lower costs of cross-license payments to third parties as the Company’s own products increasingly replace these technologies. Product costs decreased in 2009 due to the rebalancing of PIPD resources between customized work and platform development work resulting in more effort being classified as research and development expenditure. In 2008 and 2009, the proportion of development systems costs was approximately 15% and 20%, respectively, with PIPD direct costs of approximately 55% and the balance third-party licenses and cross-license payments to collaborative partners. In 2010, development systems costs made up approximately 20% of total product costs, PIPD direct costs accounting for approximately 60% and the balance relating to third-party licenses and cross-license payments. Product gross margin in 2010 was 96%, compared to 94% in 2009 and to 91% in 2008.

Service costs. Service costs include the costs of support and maintenance services to licensees of ARM technology. Cost of services was £8.3 million in 2008, £8.8 million in 2009 and £10.3 million in 2010. The gross margins earned on service revenues were approximately 50% in 2008, 51% in 2009 and 50% in 2010. Costs increased in 2009 as the business invested more in the engineering departments, a proportion of which is allocated to services costs. In 2010, the increase in costs was largely due to the rise in stock-based compensation including payroll taxes included within service costs to £2.8 million, compared to £1.1 million and £1.7 million in 2008 and 2009, respectively.

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

	At December 31,
Maturity profile of backlog	2009	2010
Next two quarters (Q1 2011 and Q2 2011)	29%	25%
Subsequent two quarters (Q3 2011 and Q4 2011)	28%	22%
Greater than twelve months	43%	53%
Total	100%	100%

	At December 31,
Backlog composition	2009	2010
Processors	60%	71%
Physical IP	18%	14%
Support & Maintenance and Others	22%	15%
Total	100%	100%

At the end of 2010, backlog was 73% higher than at the beginning of the year due to the signing of some large long-term licensing deals where revenue is expected to be recognized over a number of accounting periods.

Another performance indicator is the number of patent applications submitted by ARM employees. ARM incentivizes its employees to submit patent applications by awarding patent bonuses. The number of proposed patent applications submitted by ARM employees was 185 in 2010, 193 in 2009 and 143 in 2008.

Research and development costs. Research and development costs increased from £87.6 million in 2008 to £112.2 million in 2009 and further to £139.8 million in 2010, representing 29%, 37% and 34% of total revenues in 2008, 2009 and 2010, respectively. Costs in 2008, 2009 and 2010 included £10.7 million, £14.8 million and £25.2 million of share-based compensation charges including payroll taxes, £11.1 million, £7.7 million and £3.5 million of amortization of intangible assets acquired with business combinations, respectively. Costs in 2010 also included £3.4 million of investment-related charges.  Investment-related charges include amounts written off investments and charges related to associated undertakings.  Excluding these charges, research and development costs were £65.8 million, £89.7 million and £107.6 million representing 22%, 29% and 26% of total revenues in 2008, 2009 and 2010, respectively. Continued investment in research and development remains an essential part of the Company’s strategy as the development of new products to license is key to its ongoing success.

Average engineering headcount increased from 1,115 in 2008 to 1,141 in 2009 and to 1,208 in 2010. Staff costs increased as a result of the growth in headcount as well as the bonuses payable on the achievement of financial performance targets in 2010 being higher than those in 2009.

Typically, when a new product is in development, the Company seeks to work with a small number of potential customers interested in licensing the product prior to the completion of its development. Once the customers are identified, further work is undertaken to complete the product’s fundamental design, after which it is transferred to the customers’ semiconductor process so that a series of test chips may be manufactured and validated. The Company cannot determine whether the product can be manufactured in accordance with its design specifications, including functions, features, and technical performance requirements, until the end of this process. Since all design, coding, and testing activities must be completed before technological feasibility is established, the Company does not capitalize any product development costs.

Sales and marketing. Sales and marketing expenditure increased from £57.4 million in 2008 to £61.7 million in 2009 and to £70.1 million in 2010, representing 19%, 20% and 17% of total revenues in 2008, 2009 and 2010, respectively. Costs in 2008, 2009 and 2010 included £2.0 million, £4.7 million and £8.0 million of share-based compensation charges including payroll taxes, £8.1 million, £8.5 million and £7.9 million of amortization of intangibles acquired with business combinations and in 2010 included £0.1 million of investment-related charges, respectively. Excluding these charges, sales and marketing costs were £47.3 million, £48.5 million and £54.1 million, representing 16%, 16% and 13% of total revenues in 2008, 2009 and 2010, respectively. Average headcount in this area decreased from 350 in 2008 to 334 in 2009 and increased slightly to 337 in 2010. Overall sales and marketing costs have increased in 2009 and 2010 due to increased staff bonuses and sales commissions.

General and administrative. General and administrative costs were £61.1 million in 2008, £60.0 million in 2009 and £63.7 million in 2010, representing 20%, 20% and 16% of total revenues in 2008, 2009 and 2010, respectively. Costs included £2.1 million, £3.4 million and £5.9 million relating to share-based compensation charges including payroll taxes, £0.8 million, less than £0.1 million and £nil of amortization of intangibles acquired with business combinations and £nil, £0.2 million and £0.9 million of investment related charges in 2008, 2009 and 2010, respectively. Furthermore, these costs included £1.9 million in 2008, £8.5 million in 2009 of restructuring charges and a credit in respect of restructuring of £0.4 million in 2010. Excluding these items, general and administrative costs were £56.3 million, £47.9 million and £57.3 million, representing 19%, 16% and 14% of total revenues in 2008, 2009 and 2010, respectively.

General and administrative average headcount in 2010 was 254, slightly up from 248 in 2009 and 246 in 2008.

Unrealized future foreign exchange losses on certain committed but not yet invoiced future revenue streams of £0.2 million (2009: £9.8 million; 2008: gains of £12.5 million) were recorded in 2010. There were other foreign exchange charges of £15.6 million in 2008, gains of £17.1 million in 2009 and gains of £1.7 million in 2010. The foreign exchange rate between the US dollar and sterling has been relatively stable during 2010.  The gains in 2009 were predominantly due to the weakening of the dollar during the year resulting in a combination of the reversal of some of the currency exchange contracts’ mark-to-market provisions made in 2008 and the revaluation of the embedded derivatives noted above once invoiced. The overall net charge or gain depends upon the mix and quantum of non-sterling denominated monetary assets (including cash, accounts receivable and accounts payable), embedded derivatives and currency exchange contracts.

Restructuring costs. During 2010, there was a small reversal of the provisions made for restructuring costs in previous years of £0.4 million. Restructuring costs were £8.5 million in 2009 and £1.9 million in 2008, primarily relating to staff severance costs. The majority of the 2009 restructuring costs relate to the closure of the Belgian operation.

Amortization of intangible assets. Licenses to use third party technology are capitalized and amortized over the useful economic period that the Company is expected to gain benefit from them (generally between three and ten years). Licenses totaling £5.9 million were purchased during 2001 to 2006, with further licenses for £7.0 million being purchased in 2008 and £nil million in 2009 and 2010. Amortization of these licenses amounted to £1.6 million in 2010 (2009: £1.8 million; 2008: £0.5 million). At December 31, 2010, the net book value of these assets was £5.8 million which will be amortized over the next six years.

During 2004, the Company purchased Axys Design Automation, Inc. and Artisan Components, Inc. (now part of ARM, Inc.). Intangibles acquired and capitalized as part of these business combinations (including developed and core technology, customer relationships, trademarks and in-process research and development) totaled £2.3 million and £74.4 million, respectively, and were amortized over five years and between one and six years. The total charge for Axys and Artisan, respectively, was £0.4 million and £14.8 million in 2008 and £0.3 million and £10.9 million in 2009. In 2010, the charge was £nil and £7.3 million, respectively.  At December 31, 2010, the net book value of these assets was £nil.

During 2005, the Company purchased Keil Elektronik GmbH and Keil Software, Inc. Intangibles acquired and capitalized consisted of developed technology, customer relationships and trade names and totaled £8.7 million. These intangibles were amortized between two and five years and the amortization was £1.8 million in 2008, £1.0 million in 2009 and £0.8 million in 2010. At December 31, 2010, the net book value of these assets was £nil.

During 2006, the Company purchased Falanx Microsystems AS, a graphics IP company in Norway. Intangibles acquired and capitalized consisted of developed technology and customer relationships and totaled £5.3 million. These are being amortized over three to five years and the charge in 2008 was £1.2 million, £1.0 million in 2009 and in 2010 was £0.8 million. The Company also purchased Soisic SA, an IP company based in France and the US. Intangibles acquired and capitalized were all developed technology and totaled £4.3 million. This is being amortized over five years with £1.0 million being charged in 2008, £1.1 million being charged in 2009 and £1.1 million in 2010. The Company also purchased certain assets of PowerEscape Inc., giving rise to £1.0 million of in-process research and development. This is being amortized over three years with £0.3 million, £0.2 million and £nil charged to the income statement in 2008, 2009 and 2010, respectively.  At December 31, 2010, the net book value of these assets was £1.2 million.

During 2008, the Company purchased Logipard AB, a video IP company in Sweden. Intangibles acquired and capitalized consisted of developed technology, customer relationships and in-process research and development and totaled £5.0 million. These are being amortized over three to five years and the charge in 2008 was £nil since the acquisition occurred close to the end of the year, in 2009 was £1.2 million and in 2010 was £0.9 million. As part of the acquisition, the Company also acquired some contracts from the parent company of Logipard. The value of these contracts is £1.8 million which has been capitalized and will be amortized over their useful economic lives and the charge in 2009 and 2010 was £0.5 million.  At December 31, 2010, the net book value of these assets was £3.7 million.

Profit on disposal of available-for-sale security. The Company disposed of its entire investment in Superscape Group plc in 2008 for nil profit or loss following the write down to the carrying value in 2007.

Interest. Net investment income decreased from £3.2 million in 2008 to £1.6 million in 2009 and increased to £3.1 million in 2010. The decrease in 2009 was due mainly to the low bank base rates for the whole of the year. The Company invested cash balances over periods of up to one year during 2009, although typically for periods of less than six months. The increase in 2010 was due to significantly higher cash balances throughout the year.  Cash was invested for periods of up to two years although typically for periods of less than one year. Offset against the investment income in 2010 is an amount of £0.6 million relating to a charitable interest free loan made by the Company in 2010.

Profit before tax. Profit before tax was £63.2 million in 2008, £47.3 million in 2009 and £110.0 million in 2010, representing 21%, 15% and 27% of total revenues, respectively. In 2009, the strength of the US dollar resulted in sterling revenues being higher than for the previous year, although the strength of the US dollar was also largely responsible for an increase in operating expenses, which combined with an increase in share-related and restructuring charges resulted in lower overall profits. In 2010, revenues were higher as a result of increased licensing activity as well as higher royalty revenues following a 55% increase in shipments by the Company’s partners.  The higher revenues also gave rise to increased performance-based bonuses which has had the effect of increasing costs.  The overall impact of these effects is a 133% increase in profit before tax.

Tax charge. The Company’s effective tax rates were 31% in 2008, 14% in 2009 and 22% in 2010. The rate was higher than normal in 2008 as changes in the Company’s share price impacted the deferred tax assets on share-based awards (as the lower the share price, the lower the asset). In 2009, the increase in the share price reversed the impact on the deferred tax assets on share-based awards resulting in a significantly lower tax rate.  In 2010, the tax rate has been impacted by the utilization of certain US deferred tax assets and continues to be lower than the tax rates of the main countries in which the Company operates as a result of the research and development tax credits available in those countries.

Segment Information

At December 31, 2010, the Company was organized on a worldwide basis into three business segments, namely the Processor Division (“PD”), the Physical IP Division (“PIPD”) and the System Design Division (“SDD”). This was based upon the Company’s internal organization and management structure and was the primary way in which the Chief Operating Decision Maker (“CODM”) and the rest of the board were provided with financial information. Whilst revenues were reported into four main revenue streams (namely licensing, royalties, development systems and services), the costs, operating results and balance sheets were only analyzed by the three segments.

PD primarily comprises the ARM processor and services businesses. Recent acquisitions have been allocated to the various divisions as follows: Falanx in 2006 and Logipard in 2008 to PD and Soisic in 2006 to PIPD. Goodwill on each acquisition has also been allocated to these divisions, except for Artisan where the goodwill arising was allocated between PD and PIPD. See Note 15 to the Consolidated Financial Statements for the allocation of goodwill by segment.

Processor Division (PD)

The Processor Division encompasses those resources that are centered around microprocessor cores, including specific functions such as graphics and video IP, fabric IP, embedded software IP and configurable digital signal processing (“DSP”) IP.

Revenues. Total PD revenues for 2008, 2009 and 2010 were £221.4 million, £227.2 million and £315.7 million, respectively.

License revenues decreased from £79.3 million in 2008, to £76.5 million in 2009, and increased to £105.9 million in 2010, representing approximately 36%, 34% and 34% of total PD revenues in 2008, 2009 and 2010, respectively. License revenues in US dollars decreased from $145.1 million in 2008 to $128.2 million in 2009 and increased to $166.9 million in 2010. Licensing revenues are driven by customers’ on-going R&D programs. Despite the difficult economic climate, these programs continued during 2009, but with limited budgets with the result that ARM signed more licenses with a lower up-front cost, but higher expected future royalties.  In 2010, customers were able to make greater investment in the technology and revenues increased accordingly. The portfolio of licensable products comprises a rich mix of proven ARM technology, such as the ARM7, ARM9 and ARM11 families of products, and newer technology such as the Cortex family of products and the Mali 3D graphics processors. See “—Results of Operations—Product revenues” above for further details.  Optimized versions of certain processor cores were able to command higher prices which contributed to revenue growth in 2010.  This optimization has been achieved by the combination of the Company’s physical IP with Cortex processor cores.

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

PD royalties increased from £125.5 million in 2008 to £132.5 million in 2009 and increased to £189.4 million in 2010, representing 57%, 58% and 60% of total PD revenues in 2008, 2009 and 2010, respectively. Royalty revenues in US dollars were $226.5 million, $208.1 million and $291.5 million in 2008, 2009 and 2010, respectively. PD volume shipments decreased slightly from 4.0 billion units in 2008 to 3.9 billion units in 2009, and increased to 6.1 billion units in 2010, representing an increase of 38%, a decrease of 2% and an increase of 55% in 2008, 2009 and 2010, respectively. Royalty revenues when reported in US dollars decreased in 2009 by a greater amount than the decline in units shipped due to a decrease in overall average royalty per chip as the Company’s products get designed into a wider range of end-products such as microcontrollers and Bluetooth which have a lower selling price.  This trend of reducing royalty rates continued in 2010, but the significantly greater number of shipments resulted in much higher revenues.

Service revenues consist of design consulting services and revenues from support, maintenance and training. Service revenues increased from £16.6 million in 2008 to £18.2 million in 2009, and increased further to £20.4 million in 2010, representing 7%, 8% and 6% of total PD revenues in 2008, 2009 and 2010, respectively. Service revenues in US dollars were $31.9 million in 2008, $29.5 million in 2009 and $32.4 million in 2010.

Operating costs. Operating costs for 2008, 2009 and 2010 were £124.6 million, £148.8 million and £179.2 million, respectively. Operating costs include cost of sales (comprising products costs and service costs), research and development costs, sales and marketing costs and general and administrative costs. Included within these costs were £9.2 million, £13.9 million and £25.0 million of share-based compensation charges including payroll taxes,  £1.3 million, £2.6 million and £2.2 million of amortization of intangibles and other charges relating to business combinations and £nil million, £0.2 million and £4.4 million of investment-related charges, respectively. Furthermore, operating costs in 2008, 2009 and 2010 included restructuring costs of £nil million, £7.3 million, relating primarily to the closure of the Belgium office and a credit of £0.4 million, respectively. Excluding these share-based compensation, amortization of intangibles and other charges related to business combinations and restructuring charges, PD operating costs were £114.1 million, £124.8 million and £148.0 million in 2008, 2009 and 2010, respectively. The increase in costs was partly due to the continued strength of the US dollar in 2010 as well as an increase in investment in the media processing part of the division.

Profit before tax. Profit before tax was £96.8 million in 2008, £78.4 million in 2009 and £136.5 million in 2010, representing 44%, 34% and 43% of total PD revenues, respectively. Excluding the charges noted above, margins in 2008, 2009 and 2010 were 48%, 45% and 53%, respectively.

Capital expenditure. Capital expenditure represents additions of property, equipment and software. In 2008, 2009 and 2010 such expenditure was £3.4 million, £2.9 million and £3.9 million, respectively.

Total assets, total liabilities and net assets. Total assets in 2008, 2009 and 2010 were £235.9 million, £215.3 million and £239.9 million, respectively. Total assets were lower at the end of 2009 largely as a result of the weaker US dollar compared with the end of 2008, decreasing the value of US dollar assets, particularly goodwill and other intangibles. Total assets increased at the end of 2010, largely due to the increased sales activity leading to higher receivables. Total liabilities in 2008, 2009 and 2010 were £41.7 million, £54.5 million and £115.8 million, respectively. Liabilities increased in 2009 and 2010 due to the increasing level of accruals at the end of each year for bonuses and as well as the increase in deferred revenue due to amounts invoiced on a number of high-value deals for products, the revenue for which will be recognized over a number of accounting periods. PD had net assets of £194.2 million, £160.8 million and £124.1 million in 2008, 2009 and 2010, respectively.

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

Goodwill decreased from £143.6 million in 2008 to £135.7 million in 2009 and increased to £139.6 million in 2010. The movements in goodwill are purely as a result of fluctuations in the year-end currency exchange rates.

Physical IP Division (PIPD)

Revenues. Total PIPD revenues in 2008, 2009 and 2010 were £46.4 million, £44.9 million and £54.9 million, respectively. In 2008, 2009 and 2010, PIPD’s license revenues were £24.2 million, £22.0 million and £26.6 million, respectively; and its royalty revenues were £22.2 million, £22.9 million and £28.3 million, respectively. In US dollar terms, licensing revenue decreased from $44.6 million in 2008 to $35.9 million in 2009 and increased to $41.3 million in 2010, and royalty revenue decreased from $40.2 million in 2008 to $36.2 million in 2009 and increased to $43.8 million in 2010. Both licensing and royalty revenues were lower in 2009 as a result of foundries cutting capacity due to the difficult economic conditions. In 2010, foundry utilization was higher, resulting in increased royalty revenues.  In addition, a number of licenses were signed for the latest technologies resulting in an improvement in license revenue.

Operating costs. Operating costs for 2008, 2009 and 2010 were £73.2 million, £81.1 million and £82.5 million, respectively. Operating costs include product cost of sales, service cost of sales, research and development costs, sales and marketing costs and general and administrative costs. Included within these costs were £3.8 million, £6.5 million and £9.9 million of share-based compensation charges including payroll taxes and £16.1 million, £12.1 million and £8.4 million of amortization of intangibles and other charges relating to business combinations, respectively. Furthermore, operating costs included restructuring costs of £1.4 million, £0.3 million and £nil in 2008, 2009 and 2010, respectively, primarily related to staff severance costs. Excluding these share-based compensation, amortization and other charges relating to business combinations and restructuring charges , PIPD operating costs were £51.9 million, £62.2 million and £64.2 million in 2008, 2009 and 2010, respectively.

Total average PIPD headcount was 532, 512 and 496 in 2008, 2009 and 2010, respectively. The headcount decreased in 2010 as part of the strategic cost management of the division. The increase in the sterling value of costs in 2009 was largely due to the strengthening of the US dollar.  Costs were higher in 2010 largely due to the increase in performance-related bonuses.

Loss before tax. PIPD recorded a loss before tax of £26.7 million, £36.2 million and £27.7 million in 2008, 2009 and 2010, respectively. Excluding the share-based compensation, amortization and other charges relating to business combinations and restructuring charges noted above, PIPD recorded a loss before income tax of £5.4 million, a loss of £17.3 million and a loss of £9.3 million in 2008, 2009 and 2010, respectively. The increased loss in 2009 is due primarily to the difficult trading conditions and the resulting decrease in revenues. Costs were higher mainly due to the comparative strength of the US dollar throughout the year. In 2010, revenues and margins recovered from the short-term impact of the recession with both licensing and royalty revenues increasing.

Capital expenditure. Capital expenditure represents additions of property, equipment and software. In 2008, 2009 and 2010 such expenditure was £4.5 million, £3.4 million and £2.8 million, respectively.

Total assets, total liabilities and net assets. Total assets in 2008, 2009 and 2010 were £463.3 million, £402.2 million and £414.9 million, respectively, with the movements in all three years being largely attributable to foreign exchange differences on goodwill and other intangibles arising on the Artisan acquisition, and amortization of the intangibles. Total liabilities in 2008, 2009 and 2010 were £20.2 million, £24.8 million and £38.6 million, respectively. Liabilities were higher in 2010 as a result of the increased bonuses and deferred revenue. PIPD had net assets of £443.1 million, £377.4 million and £376.4 million in 2008, 2009 and 2010, respectively.

Goodwill. Goodwill in 2008, 2009 and 2010 was £407.9 million, £366.3 million and £377.8 million, respectively. The increase in 2010 and the decrease in 2009 were due to foreign exchange movements. Part of the goodwill in respect of the Artisan acquisition has been allocated to PD (see above).

System Design Division (SDD)

Revenues. SDD revenues increased from £31.1 million in 2008 to £32.9 million in 2009 and to £36.0 million in 2010. US dollar revenues for the division were $57.8 million in 2008, $51.6 million in 2009 and $55.4 million in 2010. The decrease in US dollar revenues in 2009 was due to the overall industry and economic conditions. SDD has continued to enter into more multi-year contracts for larger product volumes which improves the visibility of business going forward and builds a good customer base from which to drive innovation. The increase in 2010 was due to a return to more beneficial economic conditions.

Operating costs. Operating costs for 2008, 2009 and 2010 were £38.2 million, £37.0 million and £39.5 million, respectively. Operating costs include cost of sales, research and development costs, sales and marketing costs and general and administrative costs. Included within these costs were share-based compensation charges of £2.9 million, £4.3 million and £7.0 million and amortization of intangibles purchased through business combinations of

£2.5 million, £1.5 million and £0.8 million in 2008, 2009 and 2010, respectively. Furthermore in 2008, 2009 and 2010, there were charges relating to the restructuring of the division of £0.5 million, £0.8 million and less than £0.1 million, respectively, which were predominantly in respect of staff severance costs. Excluding these charges, operating costs were £32.3 million, £30.4 million and £31.7 million, respectively.

Total costs were lower in 2009 due to the restructuring and reduced headcount, but also due to obtaining better prices from suppliers for the products sold. In 2010, costs have risen slightly, mostly due to increased performance related bonuses.

Loss before tax. SDD recorded a loss before income tax of £7.0 million, £4.1 million and £3.5 million in 2008, 2009 and 2010, respectively. Excluding the charges for share-based compensation, amortization and restructuring noted above, SDD made a loss of £1.1 million, a profit of £2.6 million and a profit of £4.3 million in 2008, 2009 and 2010, respectively.

Capital expenditure. Capital expenditure represents additions of property, equipment and software. In 2008, 2009 and 2010 such expenditure was £0.8 million, £0.6 million and £0.7 million, respectively.

Total assets, total liabilities and net assets. Total assets in 2008, 2009 and 2010 were £32.1 million, £28.1 million and £29.8 million, respectively. The decreases in 2010 and 2009 were primarily due to the amortization of the acquired intangibles. Total liabilities in 2008, 2009 and 2010 were £10.6 million, £9.2 million and £14.6 million, respectively. Liabilities were higher in 2010 largely due to increased performance related bonuses. SDD had net assets of £21.5 million, £18.9 million and £15.2 million in 2008, 2009 and 2010, respectively.

Goodwill. Goodwill in 2008, 2009 and 2010 was £16.3 million, £14.8 million and £15.0 million, respectively. The fluctuations are primarily due to the impact of foreign exchange difference on the Axys and KSI goodwill which is denominated in dollars and KEG goodwill which is denominated in euros.

Foreign Currency Fluctuations

Foreign currency fluctuations. The Company’s earnings and liquidity are affected by fluctuations in foreign currency exchange rates, principally the US dollar rate, as most of the Company’s revenues and cash receipts are denominated in US dollars while a high proportion of its costs are in sterling.

The Company hedges its exposure using forward contracts for the sale of US dollars, which are entered into with major banks. The Company also uses currency options for a limited proportion of its dollar exposure. The fair values of the currency exchange contracts outstanding at December 31, 2008, 2009 and 2010 are disclosed in Note 1c to the Consolidated Financial Statements. The settlement period of the forward contracts outstanding at December 31, 2010 was between January 6, 2011 and March 30, 2011. The settlement period of the option contracts outstanding at December 31, 2010 was between January 18, 2011 and December 30, 2011.

Contingencies and Loss Provisions

The accounting policy with respect to loss provisions is described in “—Operating Results—Critical Accounting Policies and Estimates—Provisions” above. Intellectual property disputes to which we are party are described in “Item 8. Financial Information—Legal Proceedings.” There was a £1.0 million provision for such disputes as of December 31, 2010 (2009: £0.9 million; 2008: £nil) as, based on the facts and circumstances surrounding any disputes, the Company believes these costs are likely to be incurred in resolving the disputes.

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

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations primarily through cash generated from operations. Over the previous three years we have received £48.7 million in cash from the issuance of shares and transfers of treasury shares to employees who have exercised options in the Company.

The Company’s operating activities provided net cash of £100.5 million, £96.6 million and £176.9 million in 2008, 2009 and 2010, respectively.

Accounts receivable increased by £6.4 million in 2008, decreased by £9.5 million in 2009, and increased by £39.9 million in 2010. Days’ sales outstanding were 49 at December 31, 2008, were 46 at December 31, 2009 and were 41 at December 31, 2010. In 2009, accounts receivable were lower due to the comparatively weaker US dollar and reduced revenues in the final quarter of the year compared to 2008. In 2010, revenue and deferred revenue were much higher throughout the year, but particularly so in the fourth quarter resulting in the much higher debtor balance. Included within accounts receivable are amounts recoverable on contracts as discussed within deferred revenue below. Prepaid expenses and other assets increased by £21.4 million in 2008, increased by £10.2 million in 2009, and decreased by £4.9 million in 2010. The substantial rise in 2008 was mainly due to the fair-value of embedded derivatives increasing, further upfront EDA tools payments and amounts receivable in relation to R&D credits. The decreases in 2009 and 2010 were primarily as a result of the decrease in the fair-value of embedded derivatives as noted above. Inventories in 2009 and 2010 remained at similar levels to 2008. There have been no other significant movements in other current assets.

Accounts payable increased by £4.7 million in 2008, decreased by £4.7 million in 2009 and increased by £2.0 million in 2010. Movements in the accounts payable balance reflect the timing of receipt of invoices from suppliers. Accrued and other liabilities increased by £6.8 million in 2008, increased by £14.6 million in 2009 and increased again by £25.3 million in 2010. The main increase in 2008 was as a result of increased staff bonus and sales commission provisions following improved overall Company results in 2008. The increase in 2009 was as a result of higher sales and staff bonuses, restructuring provisions in Belgium and Germany and an increase in provisions for personnel taxes on share options due to the increased share price. The increase in 2010 was due to an accrual for share-based payment taxes as a result of the appreciation in the share price as well as higher performance-related bonuses which are payable in 2011.

At December 31, 2010, the Company recorded approximately £92.7 million of deferred revenues which represented cash or receivables scheduled to be recognized as revenues in varying amounts after December 31, 2010. At December 31, 2008 and 2009, the Company recorded approximately £29.9 million and £39.6 million of deferred revenues, respectively. Deferred revenues are an element of customer backlog, and represent amounts invoiced to customers not yet recognized as revenues in the income statement. Similarly, the Company recorded £8.7 million of amounts recoverable on contracts (“AROC”) at December 31, 2010, compared to £17.9 million and £12.4 million at December 31, 2008 and 2009, respectively. AROC represents amounts that have been recognized as revenue in the income statement but are yet to be invoiced to customers. Both deferred revenue and AROC fluctuate due to the maturity profile of ARM’s products, and invoicing milestones within contracts. Deferred revenue has been particularly affected by a number of long-term license deals with certain strategic partners where the revenue will be recognized over a number of accounting periods.  At December 31, 2010, £20.7 million of deferred revenue is expected to be recognized after more than one year.

The Company believes that, given its current level of business, it has sufficient working capital for the foreseeable future.

Cash flow from operations has been used to fund the working capital requirements of the Company as well as capital expenditure. Cash outflow from capital expenditure in 2010 was £6.2 million for property, plant and equipment, and £1.2 million for other intangible assets, compared with £6.0 million and £3.9 million in 2009 and £8.1 million and £5.9 million in 2008, respectively. Capital expenditure on property, plant and equipment was higher in 2008 primarily due to the outfitting of the new San Jose office, as well as the ongoing replacement of IT equipment. Other intangible assets comprised software, technology and assigned contracts in relation to the acquisition of Logipard AB in 2008 as well as other third party technology licenses.

In 2008, the Company acquired Logipard AB (now ARM Sweden AB) for cash consideration of £5.6 million. Contingent consideration payments relating to the acquisitions of Keil and Soisic, amounting to £0.9 million and £0.8 million respectively, were also made in 2008.

The Company made no acquisitions in 2009 but made additional payments in respect of the Soisic and Logipard acquisitions of £0.6 million.  The Company made no acquisitions or additional payments in 2010.

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

In 2009, the Company invested £0.9 million in Esol Co Ltd, an embedded software company in Japan, £2.1 million in Ideaworks 3D Limited, a UK software company, £0.4 million in Smooth-stone, Inc., a US company specializing in low-power server technology, £0.4 million in Triad Semiconductor inc, a US company specializing in mixed signal ASICs, £0.1 million in Cyclos Semiconductor Inc, a US company specializing in on-chip energy harvesting, £0.7 million in Arteris Holdings Inc, a US network-on-chip company and £4.6 million in Cognovo Limited, a UK company specializing in software-defined modem techniques and solutions.

In 2010, the Company made further investments in Cognovo Limited of £3.5 million, Ideaworks 3D Limited of £1.0 million, Smooth-stone, Inc. of £3.7 million (Smooth-stone changed its name to Calxeda Inc. during 2010), Cyclos Semiconductor Inc. of less than £0.1 million and Arteris Holdings Inc. of less than £0.1 million.  In addition, the Company invested £2.4 million in Nethra Imaging, Inc., a US chip company specializing in imaging solutions and £0.2 million in Ambiq Micro Inc., a US company specializing in ultra low-power microcontrollers.

From time to time the Company has bought back shares in order to supplement dividends in returning surplus funds to shareholders. During 2008 the Company bought back 41.2 million shares at a total cost of £40.3 million. The Company did not buy back any shares during 2009 or 2010. Dividends totaling £34.3 million were paid to shareholders in 2010 (2009: £29.0 million; 2008: £26.4 million). In aggregate, the Company has returned over £400 million since 2004 through buy-backs and dividends. Share option exercises in 2010 gave rise to a £24.0 million cash inflow to the Company compared to £19.1 million in 2009 and £5.6 million in 2008.

Cash, cash equivalents, short- and long-term deposits, net of accrued interest and marketable securities balances at December 31, 2010 were £290.1 million compared to £141.8 million at December 31, 2009 and £78.8 million at December 31, 2008.

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

RESEARCH AND DEVELOPMENT

Research and development is of major importance and, as part of its research activities, the Company collaborates closely with universities worldwide, and plans to continue its successful engagement with the University of Michigan. Key areas of product development for 2011 include the development of further energy-efficient, high-performance engines for both data and control applications such as ARM cores based on symmetric multiprocessor and superscalar technology. The Company is investing in future physical IP development, including lower-power, low-leakage technologies for both bulk CMOS and SOI processes to ensure leadership in this market. In addition, the Company will deliver development tools, graphics processors and fabric IP to enable its customers to design and program system-on-chip products.

The Company incurred research and development costs of £139.8 million in 2010, £112.2 million in 2009 and £87.6 million in 2008. See “Item 4. Information on the Company—Business Overview—Research and Development” and “—Operating Results—Results of Operations—Research and development costs” above.

OFF-BALANCE SHEET ARRANGEMENTS AND AGGREGATE CONTRACTUAL OBLIGATIONS

Our major outstanding contractual commitments relate to rental of office facilities and certain equipment under non-cancelable operating lease agreements which expire at various dates through 2023. Our contractual commitments as of December 31, 2010 were as follows:

	Payments due by period (£’000)
	Total	Less than 1 year	2-3 years	4-5 years	Thereafter
Operating leases	46,522	20,218	12,302	6,817	7,185
Capital purchase commitments	694	694	—	—	—
Other financial commitments (expenditure on investments)	3,044	3,044	—	—	—
Total	50,260	23,956	12,302	6,817	7,185

The Company does not have any off-balance sheet arrangements with unconsolidated entities or other persons.

Item 6.  Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

Directors

The directors of the Company (each, a “director,” together, the “directors”) at February 25, 2011 were as follows:
Name(1)	Age	Term Expires	Position
Doug Dunn OBE	66	2011	Chairman
Warren East	49	2011	Chief Executive Officer; Director
Tim Score	50	2011	Chief Financial Officer; Director
Tudor Brown	52	2011	President, Director from July 1, 2008, previously Chief Operating Officer; Director
Mike Inglis	51	2011	EVP and General Manager, Processor Division, from July 1, 2008, previously EVP Sales and Marketing; Director
Mike Muller	52	2011	Chief Technology Officer; Director
Simon Segars	43	2011	EVP and General Manager, Physical IP Division; Director
Kathleen O’Donovan	53	2013	Senior Independent Director (Non-Executive)

Name(1)	Age	Term Expires	Position
Young Sohn	55	2013	Independent Non-Executive Director
Philip Rowley	58	2011	Independent Non-Executive Director
John Scarisbrick	58	2011	Non-Executive Director
Janice Roberts	55	2014	Independent Non-Executive Director
Larry Hirst	59	2014	Independent Non-Executive Director
Andy Green	55	2014	Independent Non-Executive Director

(1)	The address for each listed director is c/o ARM Holdings plc, 110 Fulbourn Road, Cambridge CB1 9NJ, UK.

Doug Dunn, age 66, OBE, Chairman. Doug Dunn joined the board as an independent non-executive director in December 1998 and became non-executive Chairman on October 1, 2006. He was previously President and Chief Executive Officer of ASM Lithography Holding N.V. until his retirement in December 2004. Before joining ASML, he was Chairman and Chief Executive Officer of the Consumer Electronics Division of Royal Philips Electronics N.V. and a member of the board. He was previously Managing Director of the Semiconductor divisions of Plessey and GEC and held several engineering and management positions at Motorola. He was awarded an OBE in 1992. He is a non-executive director of ST Microelectronics N.V., Soitec S.A., TomTom N.V. and B E Semiconductor Industries N.V.

Warren East, age 49, Chief Executive Officer. Warren East joined ARM in 1994 to set up ARM’s consulting business. He was Vice President, Business Operations from February 1998. In October 2000 he was appointed to the board as Chief Operating Officer and in October 2001 was appointed Chief Executive Officer. Before joining ARM he was with Texas Instruments. He is a chartered engineer, Fellow of the Institution of Engineering and Technology, Fellow of the Royal Academy of Engineering and a Companion of the Chartered Management Institute. He is a non-executive director and Chairman of the Audit Committee of De La Rue plc.

Tim Score, age 50, Chief Financial Officer. Tim Score joined ARM as Chief Financial Officer and director in March 2002. Before joining ARM, he was Finance Director of Rebus Group Limited. He was previously Group Finance Director of William Baird plc, Group Controller at LucasVarity plc and Group Financial Controller at BTR plc. He is a non-executive director and Chairman of the Audit Committee of National Express Group plc.

Tudor Brown, age 52, President. Tudor Brown was one of the founders of ARM. Before joining the Company, he was at Acorn Computers where he worked on the ARM R&D program. He joined the Board in 2001 and became President in 2008 with responsibility for developing high-level relationships with industry partners and governmental agencies and for regional development. His previous roles include Engineering Director and Chief Technology Officer, EVP Global Development and Chief Operating Officer. He is a Fellow of the Institution of Engineering and Technology and is a non-executive director of ANT plc. He currently sits on the UK Government Asia Task Force.

Mike Inglis, age 51, EVP and General Manager, Processor Division. Mike Inglis joined ARM in 2002 and became EVP and General Manager of the Processor Division in July 2008, having previously been EVP, Sales and Marketing. Before joining ARM, he worked in management consultancy with A.T. Kearney and held a number of senior operational and marketing positions at Motorola, Texas Instruments, Fairchild and BIS Macintosh and gained his initial industrial experience with GEC Telecommunications. He is a chartered engineer and a Member of the Chartered Institute of Marketing. He is a non-executive director of Pace plc.

Mike Muller, age 52, Chief Technology Officer. Mike Muller was one of the founders of ARM. Before joining the Company, he was responsible for hardware strategy and the development of portable products at Acorn Computers. He was previously at Orbis Computers. At ARM he was VP, Marketing from 1992 to 1996 and EVP, Business Development until October 2000 when he was appointed Chief Technology Officer. He was appointed to the board in October 2001. He is a director of Linaro Limited.

Simon Segars, age 43, EVP and General Manager, Physical IP Division. Simon Segars joined the board in January 2005 and was appointed General Manager of the Physical IP Division in September 2007. He has previously been EVP, Engineering, EVP, Worldwide Sales and latterly EVP, Business Development. He joined

ARM in early 1991 and has worked on many of the ARM CPU products since then. He led the development of the ARM7 and ARM9 Thumb® families. He holds a number of patents in the field of embedded CPU architectures. He is a director of the SOI Industry Consortium and the EDA consortium.

Andy Green, age 55, Independent Non-Executive Director. Andy Green joined the board in February 2011.  He has been CEO of Logica plc, a £3.7 billion business and technology service company employing 39,000 people, since 2008.  He is a former CEO of BT Global Services and a former CEO of Group Strategy and Operations at BT plc and was CEO of BT Openworld.  He is Chair of e-Skills UK (the UK Sector Skills Council for Business and Information Technology), is on the board and the Presidents Committee of the CBI and is a Companion of the Chartered Management Institute.

Larry Hirst, age 59, Independent Non-Executive Director. Larry Hirst joined the board in January 2011.  He is the former Chairman of IBM Europe, Middle East and Africa.  He retired from IBM in 2010 having previously held a wide range of senior positions since joining the company in 1977.  He is also a Commissioner at the UK Government’s Commission for Employment and Skills and Chairman of the UK Trade and Investment Executive Board, responsible for driving the UK’s trade and investment objectives in the telecoms and IT sections.  He is a non-executive director of MITIE Group plc. He was awarded a CBE in 2007.

Kathleen O’Donovan, age 53, Senior Independent Non-Executive Director. Kathleen O’Donovan joined the board in December 2006. She is a non-executive director of Prudential plc, a non-executive director and Chairman of the Audit Committee of Trinity Mirror plc, Chairman of the Invensys Pension Scheme and a non-executive director of International Rescue Committee UK. Previously she was a non-executive director and Chairman of the Audit Committees of the Court of the Bank of England, Great Portland Estates plc, EMI Group plc and a non-executive director of a O2 plc. Prior to that, she was Chief Financial Officer of BTR plc and Invensys plc and before that she was a partner at Ernst & Young.

Janice Roberts, age 55, Independent Non-Executive Director. Janice Roberts joined the board in January 2011.  She has been a Managing Director at Mayfield Fund since 2000, a Silicon Valley-based venture capital firm with approximately $3 billion under management, where she focuses on the mobile, wireless communications and consumer technology industries.  Prior to that, she held various executive positions at 3Com Corporation including President Palm Computing, President 3Com Ventures and Senior Vice President, Business Development and Global Marketing.  She is a director of RealNetworks, Inc and several private technology companies.

Philip Rowley, age 58, Independent Non-Executive Director. Philip Rowley joined the board in January 2005. He was Chairman and CEO of AOL Europe, the interactive services, web brands, internet technologies and e-commerce provider until February 2007. He is a qualified chartered accountant and was Group Finance Director of Kingfisher plc from 1998 to 2000 and Deputy CEO and CFO of the General Merchandise Division until 2001. Prior to that, his roles included EVP and Chief Financial Officer of EMI Music Worldwide. He is a non-executive director of HMV Group plc, Misys plc and Promethean World plc and Chairman of Livestation Limited.

John Scarisbrick, age 58, Non-Executive Director. John Scarisbrick joined the board in August 2001. He was CEO of CSR plc from June 2004 until October 2007 and previously worked for 25 years at Texas Instruments (TI) in a variety of roles including as SVP responsible for TI’s $5 billion ASP chip business, President of TI Europe and leader of the team that created TI’s DSP business in Houston, Texas. Before joining TI, he worked in electronics systems design roles at Rank Radio International and Marconi Space and Defence Systems in the UK. He is a non-executive director of Innovative Silicon, Inc. and executive Chairman of Netronome Systems, Inc.

Young Sohn, age 55, Independent Non-Executive Director. Young Sohn joined the board in April 2007. He has extensive experience in the semiconductor industry both in Silicon Valley and in Asia. He is CEO of Inphi Corporation, Inc, a director of Cymer, Inc. and an adviser to Panorama Capital, a Silicon Valley based venture capital firm. Previously he was President of the semiconductor products group at Agilent Technology, Inc. and Chairman of Oak Technology, Inc. Prior to that, he was President of the hard drive business of Quantum Corporation and, before that, Director of Marketing at Intel Corporation.

Election and re-election of Directors

Janice Roberts and Larry Hirst joined the board as independent non-executive directors on January 25, 2011 and Andy Green joined the board as an independent nonexecutive director on February 25, 2011. All will be standing for election at the 2011 AGM. In line with the provisions of the UK Corporate Governance Code 2010, all directors will stand for election or re-election annually. (see “—Directors and Senior Management” above for the directors’ biographies).

Executive Officers
Name(1)	Age	Position
Warren East	49	Chief Executive Officer; Director
Tim Score	50	Chief Financial Officer; Director
Tudor Brown	52	President; Director
Mike Inglis	51	Executive Vice President and General Manager, Processor Division; Director
Simon Segars	43	Executive Vice President and General Manager, Physical IP Division; Director
Mike Muller	52	Chief Technology Officer; Director

(1)	The address for each listed executive officer is c/o ARM Holdings plc, 110 Fulbourn Road, Cambridge CB1 9NJ, UK.

COMPENSATION

The aggregate compensation (including pension contributions) paid by the Company to all persons who served in the capacity of director or executive officer in 2010 (13 persons) was £6.6 million. This includes £1.7 million of share-based compensation. This does not include expenses reimbursed to officers (including business travel, professional and business association dues and expenses) but includes amounts expended by the Company for automobiles made available to its officers and other benefits commonly reimbursed or paid by companies in the UK. Each executive officer participates in the Company’s Deferred Annual Bonus Plan under which he may receive a bonus of up to 125% of the executive’s fixed salary, 50% of which is compulsorily deferred into shares and an equity match of up to 2:1 if certain targets (determined by agreement between the executive and the Remuneration Committee) are exceeded. The aggregate amount accrued by the Company during 2010 to provide pension, retirement or similar benefits for directors and executive officers was £226,000.

Directors’ emoluments

The emoluments of the executive directors of the Company in respect of services to the Company were paid through its wholly-owned subsidiary, ARM Limited, as were non-executive directors, with the exception of Lucio Lanza and Young Sohn who were paid through ARM, Inc., and were as follows:

Director	Fees	Basic salary	Bonus payments (1)	Benefits (2)	Subtotal 2010	Pension contributions 2010	Share-based payments 2010 (3)	Total 2010	Subtotal 2009	Pension contributions 2009	Share-based payments 2009 (3)	Total 2009
	£	£	£	£	£	£	£	£	£	£	£	£
Executive
Warren East	—	430,000	537,500	14,891	982,391	49,089	404,617	1,436,097	778,491	46,480	391,345	1,216,316
Tim Score	—	370,000	462,500	24,167	856,667	39,183	349,822	1,245,672	688,307	37,800	335,419	1,061,526
Tudor Brown	—	218,000	272,500	11,391	501,891	40,022	236,904	778,817	403,195	32,735	241,273	677,203
Mike Inglis	—	260,000	325,000	14,575	599,575	29,068	244,504	873,147	474,574	27,500	237,037	739,111
Mike Muller	—	255,000	318,750	14,891	588,641	40,651	238,299	867,591	466,691	31,172	230,858	728,721
Simon Segars	—	258,000	322,500	117,631	698,131	28,380	242,222	968,733	620,348	27,500	230,980	878,828
Total		1,791,000	2,238,750	197,546	4,227,296	226,393	1,716,368	6,170,057	3,431,606	203,187	1,666,912	5,301,705
Non-executive
Doug Dunn	168,000	—	—	—	168,000	—	—	168,000	160,000	—	—	160,000
Lucio Lanza	15,581	—	—	—	15,581	—	—	15,581	40,000	—	—	40,000
Kathleen O’Donovan	42,000	—	—	—	42,000	—	—	42,000	40,000	—	—	40,000
Philip Rowley	47,500	—	—	—	47,500	—	—	47,500	45,000	—	—	45,000
John Scarisbrick	42,000	—	—	—	42,000	—	—	42,000	40,000	—	—	40,000
Jeremy Scudamore	47,500	—	—	—	47,500	—	—	47,500	45,000	—	—	45,000
Young Sohn	42,000	—	—	—	42,000	—	—	42,000	40,000	—	—	40,000
Total	404,581				404,581			404,581	410,000	—	—	410,000
Total	404,581	1,791,000	2,238,750	197,546	4,631,877	226,393	1,716,368	6,574,638	3,841,606	203,187	1,666,912	5,711,705

(1)
The bonus payments above represent the full bonus earned during 2010. According to the terms of the deferred annual bonus, 50% of this bonus is not paid in cash, but is deferred and becomes payable in shares after three years. Details of the awards made in February 2011 in respect of these deferrals are detailed in “—Share Ownership—The Deferred Annual Bonus Plan” below.

(2)
All the executive directors receive family healthcare and annual travel insurance as part of their benefits in kind. In addition, Tim Score has the use of a company car and Warren East, Tudor Brown, Mike Inglis and Mike Muller receive a car and petrol allowance. Simon Segars also receives living, transportation and other allowances as part of his placement in the US.

(3)
Share based payments represent each director’s individual compensation charge as calculated under IFRS 2, which the Company adopted from January 1, 2005. Further details of this are given in Note 22 of the Consolidated Financial Statements.

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

Warren East is a non-executive director of De La Rue plc and he received remuneration totaling £47,000 up to December 31, 2010 (2009:  £45,250). He was also a director of Reciva Limited until June 30, 2010.  The options over Reciva shares that were previously awarded lapsed on his resignation and he received no other remuneration. The Company holds less than 1% of the issued share capital of Reciva Limited. Tudor Brown is a non-executive director of ANT plc. In this capacity he received remuneration totaling £22,500 up to December 31, 2010 (2009: £25,625). Mike Inglis is a non-executive director of Pace plc and in this capacity he received remuneration totaling £42,000 up to December 31, 2010 (2009: £33,000) . Tim Score is a non-executive director of National Express Group plc. In this capacity he received remuneration totaling £56,000 up to December 31, 2010 (2009: £72,000 including an additional fee for acting as interim chairman for Q1 2009). Simon Segars was a non-executive director of Plastic Logic Limited until December 31, 2010 and in this capacity he received remuneration totaling £15,000 (2009: £15,000).  He holds options over 49,400 Plastic Logic shares at an option price of US$ 0.065 which are exercisable until March 2, 2011.  All the executive directors are accruing benefits under a money purchase pension scheme as a result of their services to the Company, contributions for which were all paid during the year.

Directors’ Interests

Save as disclosed in “—Share Ownership” below none of the directors has any interest in the issued share capital of the Company which is required to be notified to the Company pursuant to the UK Listing Authority’s rules (LR 9.8.6R(1)).

BOARD PRACTICES

Corporate Governance

Compliance with the Combined Code and the Sarbanes-Oxley Act:

The Company’s corporate governance framework is built around three pillars:

•	organization and structure,

•	the internal control framework and

•	independent assurance.

ARM highly values corporate governance and this is reflected in our governance principles, policies and practices and our everyday working processes. This approach is backed by continuous improvement based on measurement against internal objectives, external audits and benchmarking and a rigorous approach to risk management.

During 2010, the Company complied with the Combined Code on Corporate Governance 2008, with the following exceptions:

•
John Scarisbrick completed 9 years' service as an independent non-executive director in August 2010.  The board continues to regard him as independent through his conduct and the challenging contributions he makes both at and between board meetings.  He stepped down from the Remuneration Committee on December 16, 2010 and is no longer included in the number of independent non-executive directors for the purposes of assessing board balance.  He will retire from the board at the 2011 AGM.

•
Between the retirement of Lucio Lanza at the AGM on May 14, 2010 and January 25, 2011 there were five non-executive directors (all of whom were regarded as independent until August 2010 when John Scarisbrick reached his ninth anniversary) and six executive directors.

We note the provisions of the UK Corporate Governance Code 2010 which is applicable for accounting periods beginning on or after June 29, 2010.  To the extent that the Company does not already comply with its provisions and as, new regulations and guidance are published the Company will aim to comply fully with any changes and best practice principles within a reasonable timescale.

The Company continued to comply with the requirements of the Sarbanes-Oxley Act.

The board's core activities include:

•	providing leadership for the Company;

•	active engagement in developing the Company’s long-term strategy;

•
monitoring executive actions, standards of conduct,  performance against business plans and budgets and ensuring that the necessary financial and human resources are in place for it to meet its objectives;

•
obtaining assurance that material risks to the Company are identified and appropriate systems of risk management and control exist to mitigate such risks and defining the Company's appetite for risk; and

•	board and executive management succession.

All directors and employees are required to act fairly, honestly and with integrity and they are required to demonstrate that they have read and understand our Code of Business Conduct and Ethics, a copy of which is published on the corporate website at www.arm.com.

The board has a formal schedule of matters specifically reserved for its decision, which includes the approval of major business issues, policies, operating budgets and capital expenditure. It is also responsible for sanctioning unusual commercial arrangements such as atypical license agreements and investments. Authority is delegated to various committees that are constituted within written terms of reference and chaired by independent non-executive directors where required by the Combined Code on Corporate Governance 2008. The Chairman has primary responsibility for running the board and the Chief Executive Officer has executive responsibilities for the operations and results of the Company and making proposals to the board for the strategic development of the Company. There are clear and documented divisions of accountability and responsibility for the roles of Chairman and Chief Executive Officer.

Composition and operation of the board

The Combined Code on Corporate Governance 2008 requires that at least half of the board, excluding the Chairman, should comprise independent non-executive directors and the board currently comprises six executive directors, six independent non-executive directors, one non-executive director and the Chairman. The Chairman was regarded as independent at the time of his appointment. The executive directors are the Chief Executive Officer, the President, the Chief Financial Officer, the Chief Technology Officer and the General Managers of the Processor and Physical IP Divisions, all of whom play significant roles in the day-to-day management of the business. The board has considered the overall balance between executive and non-executive directors and believes that the number of executive directors is fully justified by the contribution made by each of them. All directors have completed conflicts of interest questionnaires and any planned changes in their directorships outside the Company are subject to prior approval by the board. No conflicts of interest arose in 2010 or to date in 2011 and no situations were or have since been identified that might lead to a conflict of interests.

The board reviews the independence of the non-executive directors on appointment and at appropriate intervals and considers the six independent non-executive directors to be independent in character, judgment and behavior, based on both participation and performance at board and committee meetings. There are no relationships or circumstances which are likely to affect the judgment of any of them.  Kathleen O'Donovan became the Senior Independent Director upon the retirement of Jeremy Scudamore on January 31, 2011.   The Senior Independent Director provides a communication channel between the Chairman and non-executive directors and is available to discuss matters with shareholders, if required.  Janice Roberts and Larry Hirst (who joined the board on January 25, 2011), Andy Green (who joined the board on February 25, 2011), John Scarisbrick and Young Sohn all have a broad understanding of the Company’s technology and the practices of major US-based technology companies.  Philip Rowley and Kathleen O’Donovan are both financial experts with strong financial backgrounds. The beneficial interests of the directors in the share capital of the Company are set out in “-Share Ownership”. In the opinion of the board, these shareholdings do not detract from the non-executive directors’ independent status.

The board reflects a balance between financial, sector specific and general business skills, with a highly experienced international team leading the business in both executive and non-executive roles. The board played an important role in guiding ARM through the challenging economic environment in 2010, providing clear strategic direction and ensuring that the Company’s performance and standards of conduct remained at expected levels.

During 2010, the nomination committee undertook an exercise to refresh the non-executive director representation.  Janice Roberts and Larry Hirst joined the board on January 25, 2011 and Andy Green joined the board on February 25, 2011.  The nomination committee worked with external advisers, Russell Reynolds, in connection with these appointments, which bring the board back into the required balance.  Jeremy Scudamore retired for health reasons on January 31, 2011.

As part of our succession plans, John Scarisbrick will be retiring from the board at the Annual General Meeting in 2011, having served for more than 9 years. The membership of all board committees underwent a full review in December 2010 and John Scarisbrick stepped down from the remuneration committee on December 16, 2010 to make way for the new appointees.

The table below shows directors’ attendance at scheduled board meetings and conference calls or ad hoc meetings which they were eligible to attend during the 2010 financial year:

	Scheduled board meetings	Board conference calls/ad hoc meetings
Total number of meetings	6	5
Doug Dunn	6/6	4/5
Warren East	6/6	5/5
Tudor Brown	6/6	2/5
Mike Inglis	6/6	5/5
Lucio Lanza (retired May 14, 2010)	2/3	2/2
Mike Muller	6/6	4/5
Kathleen O’Donovan	6/6	2/5
Philip Rowley	6/6	5/5
John Scarisbrick	6/6	4/5
Jeremy Scudamore	6/6	5/5
Tim Score	6/6	4/5
Simon Segars	6/6	4/5
Young Sohn	6/6	4/5

Our Chairman, Doug Dunn, is a non-executive director of four other companies (ST Microelectronics N.V., Soitec S.A., TomTom N.V. and B E Semiconductor Industries N.V.) and he does not chair any other board.

Non-executive directors have the opportunity to influence agendas for board discussions and in 2010 were active in setting the agenda for the strategic review and ensuring the amount of time spent reviewing strategic and operational issues was appropriately balanced. The board holds at least one meeting each year in one of the

Company’s overseas offices and spent three days visiting the Processor Division Design Centre in Austin, Texas in 2010. In the event that directors are unable to attend a meeting or a conference call they receive and read the papers for consideration at that meeting and have the opportunity to relay their comments and, if necessary, to follow up with the Chairman or the Chief Executive Officer after the meeting. During 2010, the Chairman held at least three meetings with the non-executive directors without the executives present and the non-executive directors met on at least one occasion without the Chairman being present.

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

•
leadership of the board and creating the conditions for overall board and individual director effectiveness and a constructive relationship with good communications between the executive and non-executive directors;

•	ensuring that the board as a whole plays a full and constructive part in the development of strategy and overall commercial objectives;

•	chairing the nomination committee which initiates succession planning to retain and build an effective and complementary board;

•	ensuring that there is effective communication with shareholders and that members of the board develop an understanding of the views of the major investors in the Company;

•	promoting the highest standards of integrity, probity and corporate governance throughout the Company, particularly at board level; and

•	ensuring that the performance of the board as a whole, its committees, and individual directors is formally and rigorously evaluated at least once a year.

Main responsibilities of the Chief Executive Officer include:

•	proposing and developing the Company’s strategy and overall commercial objectives in conjunction with the executive committee;

•	day-to-day management of the Company;

•	managing the executive committee;

•	leading the communication program with shareholders and analysts; and

•	fostering good relationships with key stakeholders.

Board evaluation, induction and training

The board undertakes an annual board evaluation. During 2010, this exercise was conducted with the assistance of external advisers, Independent Audit, who observed a board meeting, reviewed board papers and had in-depth individual discussions with all directors, other key executives and the external audit partner.   They presented their findings to the board in December 2010.  Their detailed report and recommendations were discussed in detail in January 2011 and agreed actions will be implemented during 2011.

The evaluation covered:

•	the work of the board;

•	board committees;

•	succession planning; and

•	process and practicalities.

The overall conclusion was that individual board members are satisfied that the board works well and operates effectively in an environment where there is constructive challenge from the non-executive directors. They are also satisfied with the contribution made by their colleagues and that board committees operate properly and efficiently.

A full, formal induction program is arranged for new directors, tailored to their specific requirements, the aim of which is to introduce them to key executives across the business and to enhance their knowledge and understanding of the Company and its activities. They also receive guidance on the regulatory regimes and corporate governance framework that the Company operates under.  The Company has a commitment to training and all directors, executive or non-executive, are encouraged to attend suitable training courses at the Company’s expense. During 2010, the board received an update from the Company Secretary on UK and US corporate governance matters.

Before each meeting, the board is provided with information concerning the state of the business and its performance in a form and of a quality appropriate for it to discharge its duties. The ultimate responsibility for reviewing and approving the annual report and accounts and the quarterly reports and for ensuring that they present a balanced assessment of the Company’s position, lies with the board. The board delegates day-to-day responsibility for managing the Company to the executive committee and has a number of other committees, details of which are set out below.

Executive Committee

The executive committee is responsible for developing and implementing the strategy approved by the board. In particular, the committee is responsible for ensuring that the Company’s budget and forecasts are properly prepared, that targets are met and for generally managing and developing the business within the overall budget. Variations from the budget and changes in strategy require approval from the main board of the Company. The executive committee, which meets monthly, comprises the Chief Executive Officer, Chief Financial Officer, the President, the Chief Operating Officer, the Chief Technology Officer, the General Managers of the Processor, Physical IP, System Design Divisions and Media Processing Business Unit, the EVPs of Human Resources, Corporate Development, Sales and Marketing, the General Counsel and the Company Secretary and meetings are attended by other senior operational personnel, as appropriate. Biographies of the members of the executive committee appear on the Company’s website at www.arm.com.

The terms of reference of the audit, remuneration and nomination committees are published on the Company’s website at www.arm.com.

Audit Committee

The table below sets out membership of the committee during the year:
Name of Director	Position	Meetings Attended
Philip Rowley	Independent non-executive director	4/4
Kathleen O’Donovan	Independent non-executive director	4/4
Jeremy Scudamore	Senior Independent director	4/4
Young Sohn	Independent non-executive director	4/4

During 2010, Philip Rowley was the financial expert as defined in the Sarbanes-Oxley Act.  Kathleen O’Donovan is also qualified to fulfil this role and became the financial expert on January 26, 2011 when she assumed the chairmanship of the committee. Both have recent and relevant financial expertise. The external auditors, Chief Executive Officer, Chief Financial Officer, the VP Corporate Operations, the Head of Tax and the Company Secretary attend all meetings in order to ensure that all the information required by the audit committee for it to operate effectively is available. Representatives of the Company’s external auditors meet with the audit committee at least once a year without any executive directors being present.

As part of the process to refresh the board and its committees, Janice Roberts and Larry Hirst joined and Young Sohn and Jeremy Scudamore stepped down from the audit committee on January 26, 2011.

During the year, the activities of the committee included:

•
a review of the risk assessment and mitigation processes and development of an enhanced Corporate Risk Register giving the board greater visibility of risk assessment and mitigation within the Company;

•	reviewing the 2010 internal and external audit plans and reports on overseas subsidiaries;

•	considering and approaching the assumptions in the annual impairment review, prior to approval by the full board;

•	reviewing the status of Sarbanes-Oxley compliance and testing;

•	re-approval of the pre-approved non-audit services policy; and

•	reviewing the external auditors’ performance, effectiveness, independence and fees, the results of which have enabled us to recommend the reappointment of PricewaterhouseCoopers LLP.

The committee’s responsibilities include:

•
monitoring the integrity of the financial statements of the Company and any formal announcements relating to the Company’s financial performance and reviewing any significant financial reporting judgments contained therein;

•	reviewing the effectiveness of the Company’s internal control over financial reporting;

•	providing oversight of the Company’s risk management systems;

•	making recommendations to the board in relation to the appointment, remuneration and resignation or dismissal of the Company’s external auditors;

•	assessing the external auditors’ independence and objectivity and the effectiveness of the audit process;

•	developing and implementing policy on the engagement of the external auditors to supply non-audit services and assessing their nature, extent and cost effectiveness; and

•	considering compliance with legal requirements, accounting standards, the Listing Rules of the Financial Services Authority and the requirements of the SEC.

PricewaterhouseCoopers LLP have been the Company’s auditors since it listed on the London Stock Exchange in April 1998. The external auditors are required to rotate the audit partner responsible for the Company and subsidiary audits every fifth year end and the current lead audit partner has been in place since July 2007. The audit committee considers that the relationship with the auditors is working well and remains satisfied with their effectiveness.   This view was supported by a review of the effectiveness of the external audit process which was undertaken early in 2011 involving the audit committee, the executive team and senior managers who interact with the auditors.  It looked at robustness of audit, quality of delivery and quality of people and service and concluded that the services provided by the auditors and their mode of delivery are effective.  Accordingly, the audit committee has not considered it necessary to date to require the firm to tender for the audit work.

There are no contractual obligations restricting the Company’s choice of external auditor. The committee also keeps under review the value for money of the audit. The committee has discussed with the external auditors their independence, and has received and reviewed written disclosures from the external auditors as required by the Auditing Practices Board’s International Standard on Auditing (ISA) (UK and Ireland) 260 “Communication of audit matters with those charged with governance”, as well as those required by the Public Company Accounting Oversight Board Rule 3526, “Communication with Audit Committees concerning independence”.   Through this process, the committee has concluded that the auditors are independent.

Policy on auditors providing non-audit services

To avoid the possibility of the auditors’ objectivity and independence being compromised, there is an agreed policy in place on the provision of non-audit services by the auditors, which sets out arrangements for approving:

•	services that have general pre-approval by the audit committee;

•	services that require specific pre-approval by the audit committee before work commences; and

•	services that cannot be provided by the auditors.

The Company’s tax advisory work is carried out by the auditors only in cases where they are best suited to perform the work in a cost effective manner, given their familiarity with the Company’s business. In other cases, the Company has engaged another independent firm of accountants to perform tax advisory work. The Company does not normally award general consulting work to the auditors. From time to time, however, the Company will engage the auditors to perform work on matters relating to benchmarking of the internal audit function, human resources, and royalty audits. A breakdown of fees paid to the auditors can be found in note 5 to the financial statements.

Remuneration Committee

The table below sets out membership of the committee during the year:
Name of Director	Position	Meetings Attended
Jeremy Scudamore (Chairman 2010)	Senior Independent Director	3/3
Kathleen O’Donovan	Independent non-executive director	3/3
John Scarisbrick (member until December 16, 2010)	Non-executive director	3/3
Young Sohn	Independent non-executive director	3/3

As part of the process to refresh the board and its committees, Philip Rowley joined the remuneration committee on January 25, 2011 and took over as chairman in place of Jeremy Scudamore on January 31, 2011, Larry Hirst joined the committee and Kathleen O'Donovan stepped down as a member on January 25, 2011.  In addition, John Scarisbrick retired from the committee on December 16, 2010 and Andy Green joined the committee on February 25, 2011.   The current membership of the committee is Philip Rowley (Chairman), Young Sohn, Larry Hirst and Andy Green.

The committee's other responsibilities include:

•
determining and agreeing with the board, within agreed terms of reference, the Company’s policy for the remuneration of the executive directors and the individual remuneration packages for each executive director. This includes basic salary, annual bonus, the level and terms of conditional awards under the Long Term Incentive Plan and the terms of performance conditions that apply to such benefits, pension rights and any compensation payments;

•	making recommendations in relation to the remuneration of senior management including, members of the executive committee; and

•
liaising with the board in relation to the preparation of the board’s annual report to shareholders on the Company’s policy on the remuneration of executive directors and in particular the directors’ remuneration report, as required by the Companies Act 2006, the Combined Code on Corporate Governance 2008 and the Listing Rules of the Financial Services Authority.

The committee’s terms of reference are published on the corporate website at www.arm.com. Given their diverse business experience, the independent non-executive directors who made up the committee in 2010 and the new members who joined the committee in 2011 offer a balanced view and international expertise in relation to remuneration matters for the Company.

The committee has access to independent professional advice from external advisers in the furtherance of its duties and makes use of such advice.  During 2010, after a review of potential advisers, Towers Watson were appointed by the committee and undertook a review of executive remuneration, including a detailed comparison of the composition of the remuneration packages for the executive directors and key senior managers against those offered by appropriate peer companies.  Their main conclusion was that the base salaries were below median relative to other companies of similar market capitalisation.  The amount of leverage was normal and total reward was constrained by the level of base salaries.  The maximum bonus under the Deferred Annual Bonus Plan (DAB) was below the market norm and it was recommended that this be increased from 125% to 150%.  This change was approved by the remuneration committee in December 2010 to apply to bonuses earned in relation to the 2011 financial year onwards.  This will bring maximum bonus for executive directors and executive committee members in line with the maximum bonus that can be achieved by the next level of management, who can also achieve a maximum bonus of 150%

For 2010, the average increase in base salaries for the executive directors was 3.3% and the average increase for the workforce as a whole was 3.58%.

In addition to the appointment of Towers Watson, other advisers who provided services during 2010 were:

•	KPMG who provided general advice on remuneration and benefits, including tax advice for employees who are seconded overseas and also worked on royalty audits;

•	Linklaters who provided legal services in relation to equity plans and corporate matters;

•	Monks who provided salary survey data;

•	Deloitte who provided salary survey data, royalty audit services and tax training; and

•	Kepler Associates who provide independent verification of TSR calculations for the Long Term Incentive Plan.

Advisers are generally appointed by Bill Parsons, the EVP, Human Resources and are subject to review by the committee.  The EVP, Human Resources also provided advice to the committee and to the Company in 2010.  Monks is an associate of the Company’s external auditor and these services were approved by the audit committee in accordance with the procedure described in the Corporate Governance report.  The Chief Executive Officer and the EVP, Human Resources, normally attend for part of remuneration committee meetings. No director is involved in deciding his or her own remuneration.

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

Nomination Committee

The table below sets out membership of the committee during the year:
Name of Director	Position	Meetings attended
Doug Dunn	Chairman	4/4
Lucio Lanza (resigned May 14, 2010)	Independent non-executive director	0/1
Kathleen O’Donovan (appointed May 14, 2010)	Independent non-executive director	3/3
Philip Rowley	Independent non-executive director	4/4
John Scarisbrick	Non-executive director	4/4
Young Sohn (appointed December 16, 2010)	Independent non-executive director	N/A

The nomination committee met on four occasions during 2010 and successfully achieved its objective of identifying three suitable new independent non-executive directors and recommending their appointment to the board.  The committee engaged an external search firm, Russell Reynolds, to seek and introduce suitable candidates.

As part of the process to refresh the board and its committees, Kathleen O’Donovan and Young Sohn joined the nomination committee on May 14, 2010 and on December 16, 2010 respectively.

In addition to leading the process for board appointments and making recommendations to the board in relation to new appointments of executive and non-executive directors, the Committee reviews succession planning, board composition and balance. The committee considers the roles and capabilities required for each new appointment, based on an evaluation of the skills and experience of the existing directors.

Internal control/risk management

The Company fully complies with the Combined Code on Corporate Governance 2008’s provisions on internal control, having established procedures to implement the Turnbull Guidance 2005. The board has established a continuous process for identifying, evaluating and managing the significant risks faced by the Company. The board confirms that the necessary actions have been or are being taken to remedy any significant failings or weaknesses identified from this process.

The board of directors has overall responsibility for ensuring that the Company maintains an adequate system of internal control and risk management and for reviewing its effectiveness, while implementation of internal control systems is the responsibility of management. The Company has implemented an internal control system designed to help ensure:

•	the effective and efficient operation of the Company and its divisions by enabling management to respond appropriately to significant risks to achieving the Company’s business objectives;

•	the safeguarding of assets from inappropriate use or from loss and fraud and ensuring that liabilities are identified and managed;

•	the quality of internal and external reporting;

•	compliance with applicable laws and regulations and with internal policies on the conduct of the Company’s business; and

•	the ability to recover in a timely manner from the effects of disasters or major accidents which originate outside the Company’s direct control.

Compliance with section 404 of the Sarbanes-Oxley Act has been successfully achieved for each financial year since it became effective for foreign private issuers in 2006.  The processes and procedures for identifying, evaluating and managing the significant business, operational, financial, compliance and other risks facing the Company have been successfully integrated into day-to-day business operations through the ARM Management System and are proven to provide a sustainable solution for ongoing compliance. The board has reviewed and approved the system of internal control, including internal controls over the consolidation process and financial reporting, which has been in place for the year under review and up to the date of approval of the annual report and financial statements. These controls consist of extensive reviews by qualified and experienced individuals underpinned by a system of checklists that ensures that all elements of the financial statements and appropriate disclosures are considered and accurately stated.  Control systems are designed to manage rather than eliminate the risks inherent in a fast-moving, high-technology business and can, therefore, provide only reasonable and not absolute assurance against material misstatement or loss.

The Company has a number of other committees and bodies which contribute to the overall control environment. These include:

Risk Review Committee

The risk review committee consists of the Chief Technology Officer, the Chief Financial Officer, the VP Finance, ARM Group and the Company Secretary and it receives and reviews quarterly reports from the divisions and corporate functions. The committee is responsible for identifying and evaluating risks which may impact the Company’s strategic and business objectives and for monitoring the progress of actions designed to mitigate such risks. The risk review committee reports formally to the executive committee twice a year where its findings are considered and challenged and reports to the board at least once a year.

Compliance Committee

The compliance committee consists of the General Counsel, the Chief Operating Officer, the Chief Financial Officer, the EVP, Human Resources, the VP Corporate Operations, the Chief Information Officer and the Company Secretary. It oversees compliance throughout the business with all appropriate international regulations, trading requirements and standards, including direct oversight of financial, employment, environmental and security processes and policies.

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

The Company has an internal audit function that meets criteria set out in the key practice standards prescribed by the Institute of Internal Auditors. A number of steps were implemented during 2010 which enhanced the internal audit function through rebalancing the emphasis between operational and financial audit. These included a more formal and rigorous risk assessment process, a broadening of the scope of the internal audit program and an increase in the financial capability within the Corporate Operations Group.

The Company’s management system documents processes and responsibilities across all business functions and operations. As an autonomous part of this system, the internal audit function carries out a program of audits to assess its effectiveness and efficiency, resulting in continuous maintenance and improvement of the system, adapting to changes in business operations as necessary. To demonstrate compliance with the Sarbanes-Oxley Act, the audit function also maintains the documented controls over financial reporting and confirms the operation of them either by direct testing or through a monitored self-assessment program. The management system is audited externally by Lloyd’s Register Quality Assurance for compliance with ISO9001:2008 and as part of its Business Assurance scheme supports the Sarbanes-Oxley compliance activity.

Any significant control failings identified through the internal audit function or the independent auditors are brought to the attention of the compliance committee and undergo a detailed process of evaluation of both the failing and the steps taken to remedy it. There is then a process for communication of any significant control failures to the audit committee. There were no significant control failures during 2010 or up to February 25, 2011, being the latest practicable date before the printing of this report.

Whistleblowing procedures

The Company operates a whistleblowing policy which provides for employees to report concerns about any unethical business practices to senior management in strict confidence or, if they prefer, anonymously through an independent third-party telephone line. They can do so without fear of recrimination. The audit committee receives any such confidential reports from the compliance committee. There were no whistleblowing reports in 2010 and none up to February 25, 2011, being the latest practicable date before the printing of this report.

Environmental, social, corporate governance and ethical policies

While the Company is accountable to its shareholders, it also endeavours to take into account the interests of all its stakeholders, including employees, customers and suppliers and the local communities and environments in which it operates. The Chief Financial Officer takes responsibility for these matters, which are considered at board level. A corporate responsibility (CR) report is included in this report and a more detailed version is available via the Company’s website www.arm.com. The Company’s Code of Business Conduct and Ethics is also available on the Company’s website and the Company regularly monitors employees’ awareness of Company policies and procedures, including its ethical policies. Employees reconfirm their understanding of key policies each year to reinforce awareness.  The Company's Code of Business Conduct and Ethics and Company Rules have been updated in response to the Bribery Act 2010 and will be updated further when the Government guidance is issued.  Further training will be given to all employees and arrangements with contractors and suppliers have been and will continue to be reviewed and updated as appropriate to reflect the requirements of the Act.

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

A number of initiatives in this area have continued in 2010. The Company’s environmental policy is published on its website within the CR report. An environmental action plan is in place, including monitoring energy usage, resource consumption and waste creation so that targets set for improvement are realistic and meaningful, ensuring existing controls continue to operate satisfactorily and working with suppliers to improve environmental management.

In line with the Companies Act 2006, the articles of association enable the Company to send information to shareholders electronically and make documents available through the website rather than in hard copy, which provide both environmental and cost benefits. Shareholders can opt to continue receiving a printed copy of the annual report if they prefer.

Health and safety

Although ARM operates in an industry and in environments which are considered low risk from a health and safety perspective, the safety of employees, contractors and visitors is a priority in all ARM workplaces world-wide. Continual improvement in safety management systems is achieved through detailed risk assessments to identify and eliminate potential hazards and through occupational health assessments for employees.   More detail about the Company’s approach to environmental matters and health and safety is included below.

Information and communication with shareholders

The board makes considerable efforts to establish and maintain good relationships with shareholders.  There is regular dialogue with institutional investors during the year other than during close periods. The main channel of communication continues to be through the Chief Executive Officer, the Chief Financial Officer and the VP of Investor Relations, although the Chairman, the Senior Independent Director and the other directors are available to engage in dialogue with major shareholders as appropriate.  The board also encourages communication with private investors and part of the Company’s website is dedicated to providing accurate and timely information for all investors including comprehensive information about the business, its Partners and products, all press releases, Regulatory News Services (“RNS”) and Securities and Exchange Commission (“SEC”) announcements.

We continued to develop our engagement with other stakeholders in 2010, strengthening our relationships and expanding the ARM network of Partners and our Connected Community.

ARM’s University Programme is an important initiative for the future of the business and our relationships with business partners.  We engage with universities around the world, developing the next generation of ARM engineers, donating equipment and software, helping to design courses and textbooks, and providing technical support and training to students and faculties.  In 2010, the program strengthened its commitment to institutions in India, South America, and China to nurture growing talent. ARM and our Partners are seeing the benefit of the University Programme as students graduate with experience in designing with ARM products and as university engineering departments base their own research around ARM technology.

At present, around 28 sell-side analysts write research reports on the Company and their details appear on the Company’s website. Shareholders can also obtain telephone numbers from the website, enabling them to listen to earnings presentations and audio conference calls with analysts and in addition, webcasts or audiocasts of key presentations are made available through the website. Members of the board attend the annual analyst and investor day and develop an understanding of the views of major shareholders through any direct contact that may be initiated by shareholders, or through analysts’ and brokers’ briefings. The board also receives feedback from the Company’s brokers and financial PR advisers, who in turn obtain feedback from analysts and brokers following investor roadshows. All shareholders may register to receive the Company’s press releases via the internet.

The board actively encourages participation at the Annual General Meeting (AGM), scheduled for May 12, 2011, which is the principal forum for dialogue with private shareholders. A presentation is made outlining recent developments in the business and an open question-and-answer session follows to enable shareholders to ask questions about the business in general.

All resolutions proposed at the 2011 AGM will be decided on a poll and the voting results will be published via RNS and the SEC and will be available on the Company’s website.

Corporate responsibility report

ARM is committed to implementing and developing best practice Corporate Responsibility (CR) in our market segment and intends to become a leader for CR in the sector.

ARM’s CR strategy encompasses accountability to all stakeholders, including employees and their families, providing excellent service to our Partners and shareholders, fostering good relationships with suppliers, on-going involvement with local communities and minimizing our impact on the environment as well as designing energy efficient products.  During 2010, ARM joined the United Nations Global Compact (UNGC), an initiative for businesses that are committed to aligning their operations and strategies in the areas of human rights, labor, environment and anti-corruption.  In the year, ARM took an active role by convening an IT Sector panel at the World Climate Summit and joined the UN Caring for Climate initiative. We also entered a partnership with the International Business Leaders’ Forum (IBLF) to explore how the better use of technology can reduce energy consumption and improve living standards globally.

ARM’s continued success has been achieved through the strength and depth of our stakeholder relationships. Our corporate governance framework and processes enable us to manage the Company effectively and to demonstrate transparent, consistent and effective governance so that we remain accountable to our shareholders, employees, partners, suppliers and the local, regional, and national communities we support and with whom we interact.

As part of our effort to improve stakeholder communications, we enhanced our CR Report in 2010 guided by the Global Reporting Initiative, the most widely used sustainability reporting structure, to aid transparency and consistency. To take this further, ARM is the one of the first companies to incorporate the UNGC’s fifty-point Blueprint for Sustainability Leadership into its full 2010 CR Report which is available on our website at www.arm.com.

Employees

The welfare of ARM’s employees around the world is one of our top priorities. ARM’s Corporate Vision and its Management Charter include commitments to provide a sector-leading environment for employees to develop their personal and collective potential.  The interests of employees and shareholders are aligned by providing equity participation to all employees through restricted shares under the Employee Equity Plan and the opportunity to buy shares through savings plans. When ARM’s quarterly results are published, members of the executive committee also present the same results internally.  ARM also provides periodic question and answer sessions at each site led by an executive committee member where “no question is off limits”.

We have established a Global Equal Employment Opportunities policy covering the recruitment, transfer and promotion of staff as well as their training and development. Employee consultation groups advise the Company on issues that impact employees and a comprehensive Global Opinion Survey is conducted every two years to monitor employee views and provide input on internal operations. At least once a year, employees and managers have a formal discussion on performance and development through the ARM Feedback and Development System. Training needs are tracked and delivered and progress is monitored through our Learning and Development team, ensuring that the Company’s skills base is increased in line with business needs and employees’ personal aspirations.

ARM provides a number of assistance and wellness programs to employees and their families including private medical insurance, travel and life insurance, pensions/401(k) plans, sabbaticals,  sick pay, holiday pay, employee counseling, flexible working, on-site physiotherapy and athletic training. ARM also offers family-friendly programs such as maternity, paternity and parental leave, a child care voucher scheme in the UK and a flexible spending account in the US.

Employee consultation groups advise the Company on various issues that impact employees and a comprehensive global opinion survey is conducted every two years to monitor employee views and this provides valuable input on internal operations.

Ecosystem

ARM maintains continuous efforts to achieve class-leading levels of customer and ecosystem partner satisfaction, measured through regular surveys and feedback channels including an annual worldwide ARM Partner Meeting and ARM Technology Conferences held in India, Asia and the US.

As part of our commitment to the World Climate Summit, IBLF and UNGC we work continuously with our Partners to improve sustainability across the ecosystem.  ARM collaborates with research and development organizations such as university science and engineering programs worldwide.  We also participate in EU-funded research to improve the efficient and responsible use of ARM-powered products.

Customers

ARM has built its business around a partnership model, working together with our customers to enable mutual success.  Engagement with customers happens at many levels in the organization, from the executive committee level, through sales, marketing and engineering.  Customer satisfaction is monitored and reviewed by management to identify a range of key metrics to be monitored including: product and project delivery dates; product quality levels; customer support satisfaction and direct feedback gathered from customers and elsewhere in the ecosystem. The output is reviewed by management which, in turn, raises any pertinent issues with the executive committee.

Suppliers

As a Company which does not have any manufacturing operations, ARM has a limited number of suppliers.  Central procurement functions were enhanced in 2010 and the introduction of new policies and procedures, with training workshops, have enabled ARM to standardize the procurement screening and feedback processes across the Company. This new procurement system has enabled the introduction of corporate responsibility requirements so that any new supplier must demonstrate that they have a compatible ethical policy in place. ARM’s sources its electricity from renewable energy suppliers wherever possible.

Surrounding communities

ARM undertakes many initiatives within the communities in which it functions. In 2010, ARM invested £2.5 million in an interest-free charitable bond for Cambridge-based social enterprise Future Business, to support a new incubation centre. The bond is the biggest philanthropic investment ever made by ARM. The investment was made because Future Business supports all four elements of ARM’s corporate giving policy: Clean Technology, Education, Entrepreneurship and the Local Community.

ARM’s University Programme helps the next generation of ARM engineers by donating equipment and software, assisting students, helping to design courses and providing technical support and training. ARM is involved in a number of STEM (science, technology, engineering and mathematics) programs at regional schools, sharing employees’ expertise with students. From corporate philanthropy, to paid employee volunteer time, to the Matching Gift Donation program, the Company actively encourages community involvement and support.

ARM is a founding member of The Learning Collaboration, enabling small and medium sized organizations around Cambridge to share their diverse experience and combine their buying power to purchase quality training and development services. ARM is also a founder of the Cambridge Network which links people from business and academia to the global high-tech community. This year, ARM partnered with The Humanitarian Centre to encourage research and partnerships that improve the efficacy of information technology in international development. ARM has also helped found the Cambridge Responsibility Forum, a joint venture between multiple local businesses to promote corporate responsibility and sustainability issues in Cambridge.

Team ARM, the Company’s global team-building and fund-raising employee network, raised over £93,000 for charities through sponsored cycle rides, marathons, boat races and even moustache-growing.

Environment

An expanding global population, rising energy costs and climate-change concerns are all driving renewed interest in energy-efficiency. ARM’s technology is inherently low-power and enables smarter, more energy efficient products to be created. As ARM-designed chips are in over 20% of all digital electronic products sold in 2010, this presents an enormous opportunity for improved efficiency.

For 20 years, ARM’s research and development has focused on getting the best processing performance from the least power. ARM technology allows partners to develop smarter digital electronic products that can measure, manage and improve the environmental performance of consumer electronics and IT equipment, reducing the carbon footprint for many consumer products.

ARM actively monitors energy usage, resource consumption, waste creation, suppliers’ environmental management systems and its own carbon footprint so that targets can be set for improvements that are realistic and meaningful. ARM is improving its strategy for low carbon business operation, and has set goals of:

•	Thirty percent emission reduction in tons of CO2 emission per employee by 2020.

•	Fifteen percent energy use reduction measured in KW Hours per employee by 2020.

These goals are also in line with the Environmental Issues Area of the UNGC. The goals are tracked monthly and reported to ARM management as well as stakeholders. We are also reviewing behavioral change issues relating to the adoption of existing video-conferencing facilities and are investing in more equipment with a view to reducing the number of flights per employee each year.

The following table gives details of the CO2 emissions per head for the four main ARM offices:
CO2 emissions per head (tones)	2008	2009	2010
Cambridge offices	4.04	4.03	4.16
San Jose office	4.51	2.36	2.15
Bangalore office	4.30	4.70	4.75
Austin office	N/A	3.43	2.63
All 4 sites	4.42	4.01	3.97

Summary

ARM makes good corporate citizenship a priority and external evaluators have recognized this. ARM is in the NASDAQ OMX CRD Global Sustainability 100 Index, demonstrating how corporate responsibility has been incorporated throughout the ARM way of business. CRD Analytics evaluated more than 3,000 global companies in order to establish these individual, quantitative ratings of sustainability.  This section is intended to provide a brief overview, our full CR Report for 2010 is published on our website at www.arm.com.

Going concern

After dividend payments of £34.3 million in 2010, the highly cash generative nature of the business enabled the Company to increase its cash, cash equivalents, short- and long-term deposits and marketable securities balance to £290.1 million (net of accrued interest of £1.7 million) at the end of 2010 from £141.8 million at the start of the year. After reviewing the 2011 budget and longer-term plans, the directors are satisfied that, at the time of approving the financial statements, it is appropriate to adopt the going concern basis in preparing the financial statements of the Company.

Statement of directors’ responsibilities

The directors are responsible for preparing the annual report, the directors’ remuneration report and the Company financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have prepared the Company financial statements in accordance with International Financial Reporting Standards as issued by the IASB.  Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of Company and of the profit or loss for that period.

In preparing those financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and estimates that are reasonable and prudent;

•	state that the Company financial statements comply with IFRSs as issued by the IASB, subject to any material departures disclosed and explained in the financial statements; and

•
prepare the Company and parent company financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business, in which case there should be supporting assumptions or qualifications as necessary.

The directors are also required by the Disclosure and Transparency Rules of the Financial Services Authority to include a report containing a fair view of the business and a description of the principal risks and uncertainties facing the Company and the Group.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the Company financial statements comply with the Companies Act 2006 and Article 4 of the IAS Regulation and the parent company financial statements and the directors’ remuneration report comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for ensuring the maintenance and integrity of the Company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Remuneration Committee

See “—Corporate Governance—Remuneration Committee” above for details regarding the Company’s Remuneration committee.

Remuneration policy

The remuneration committee, in its deliberations on remuneration policy for the Company’s executive directors, seeks to give full consideration to the principles set out in the Combined Code on Corporate Governance 2008. The committee is able to consider corporate performance on environmental, social and corporate governance issues when setting the remuneration of executive directors. The committee also monitors developments in accounting for equity-based remuneration on an ongoing basis.

The Company operates a remuneration policy and framework for executive directors designed to ensure that it attracts and retains the high quality management skills necessary to achieve a high level of corporate performance, in line with the best interests of shareholders.  This policy seeks to provide rewards and incentives for the remuneration of executive directors that reflect their performance and align with the objectives of the Company. These comprise a mix of performance-related and non-performance-related remuneration.  The committee believes that a director’s total remuneration should seek to recognize their worth in the external market and, to this end, obtains information from independently published remuneration surveys, benchmarks the total remuneration package and applies the following principles:

•	base salaries are set by reference to the market median, as part of a total remuneration package which has the potential to be upper quartile;

•	a significant amount (i.e., more than 50%) of total potential remuneration is performance-related;

•	a significant element of performance-related remuneration is provided in the form of shares;

•	elements of performance-related variable remuneration are subject to deferral; and

•	the performance of divisional general managers is measured both at division and Company level.

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

Incentive arrangements

The remuneration committee aims to ensure that individuals are fairly rewarded for their contribution to the success of the Company. There are four key incentive schemes in operation within the Company. These are the Deferred Annual Bonus Plan (DAB) and Long Term Incentive Plan (LTIP) for executive directors and senior managers and the Employee Equity Plan and Annual Bonus Plan for all other employees. These plans provide alignment between remuneration and the financial performance of the Company and strengthen retention of key employees through deferment of bonus. Option grants to executive directors ceased in 2006 (although the facility to grant options exists in exceptional circumstances) and the move away from options to restricted shares for all employees reduces potential dilution and has simplified remuneration arrangements.  Since 2007, variable remuneration for executive directors and certain senior managers has consisted of two performance-related elements: annual bonus and a conditional award under the Long Term Incentive Plan.

Deferred Annual Bonus Plan (DAB)

There is a strong variable element to executive directors’ remuneration and for 2010 a bonus of up to a maximum of 125% of base salary (after application of a personal performance multiplier which flexes the payment by 0.75 to 1.25) could be earned through the DAB if all targets were met.

The strong performance of the Company in 2010 resulted in both of the two bonus targets being achieved, each of which was capable of triggering 50% of total bonus.  For 2010, the US dollar revenue target was $548.7 million against which revenue of $631.3 million was achieved.  The normalized operating profit target range was from zero payout at £89.5 million up to 25% at £112.4million and 50% at £120.0 million, all at the budget exchange rate of £1:US$1.65.  Actual currency adjusted normalized operating profit was £150.1 million.  These targets were set by the remuneration committee in December 2009/January 2010 against the background of the extremely difficult trading conditions that prevailed in 2009 and the considerable uncertainty that existed in relation to global economic conditions and trading prospects for the semiconductor industry as a whole.  It is to the credit of the executive team and all employees that these targets were exceeded in such a potentially difficult year.  The bonuses payable to each executive director in respect of performance during are all at 125% of base salary, half of which was compulsorily deferred into shares for three years. Shares representing the deferred element of bonus earned in 2007 and awarded in 2008 vested in February 2011, with the maximum 2:1 ratio of matching shares being triggered.

The personal performance multiplier depends on the achievement of pre-determined objectives which are reviewed and approved by the committee each year. These include key strategic objectives related to each director’s role and responsibilities including compliance with the Management Charter which is designed to foster employee development, understanding of the overall vision and strategy of the Company and good governance. There is compulsory deferral into shares of 50% of the bonus earned and an opportunity to earn an equity match of up to 2:1, subject to achievement of an EPS performance condition. At the end of the three year deferral period the shares and any matching shares earned are satisfied first from treasury shares and then by newly issued shares.

The targets set by the committee for the DAB each year are intended to be stretching but motivational and average bonus paid to the executive directors over the past 5 years is  77.8% of salary (with a range from 38.6% payout in 2007 to 125% in 2010).

Following the remuneration review conducted by Towers Watson and taking account of the relatively modest increases in base salary, the committee has taken the decision that the maximum potential bonus for 2011 onwards will increase to 150% of base salary (after application of the personal performance multiplier).  This is regarded as fair taking account of the total remuneration packages available to the executive directors and the arrangements in place in peer group companies.  For 2011, the committee has decided to adopt the same bonus target arrangement so that 50% of bonus will be dependent on achieving a US dollar revenue target and 50% on achieving a currency adjusted normalized operating profit target, which the committee believes have been set at challenging but motivational levels.

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

Long Term Incentive Plan (LTIP)

Annual grants to executive directors are normally made at a level equivalent to base salary. Conditional awards vest to the extent that the performance criteria are satisfied over a three-year performance period from January 1 of the year of award and no re-testing thereafter is possible. The performance conditions are based on the Company’s Total Shareholder Return (TSR) when measured against that of two comparator groups (each testing half of the shares comprised in the award). The first index comprises UK companies across all sectors (FTSE 350) and the second comprises predominantly US companies within the hi-tech sector (FTSE Global Technology Index).  The committee approved the replacement of the FTSE Global Technology Index (which ceased to exist at the end of February 2011) with the All World Technology Index for assessing TSR for LTIP awards made in 2009 and subsequently.

Towers Watson has confirmed that there is 99% correlation between the performance of the two indices.  The performance criteria provide the link to performance against an appropriate peer group. For each comparator group, the number of shares that may vest may be up to a maximum of 200% of the relevant half of the shares comprised in the conditional award if the Company’s TSR ranks in the upper decile, 50% of the relevant half of the shares will vest in the event of median performance and between median and upper decile performance vesting will increase on a straight-line basis. Additional shares may vest to cover dividends paid by the Company during the performance period. No shares will be received for below-median performance. In addition, no shares will vest unless the committee is satisfied that there has been a sustained improvement in the underlying financial performance of the Company.

Former share option schemes

The option grants to executive directors made up to 2006 remain available for exercise and vesting in accordance with the rules of the relevant schemes. They are subject to performance conditions which led to partial vesting after three years based on real EPS growth and the remainder vests after seven years.  Any options issued to executive directors prior to their appointment to the board are not subject to performance conditions. The performance conditions relating to these remaining option grants are set out in more detail in the table later in this report.

Pensions

The Company does not operate its own pension scheme but makes payments into a group personal pension plan, which is a money purchase scheme. For executive directors, the normal rate of Company contribution is 10% of the executive’s basic salary plus additional amounts in accordance with the Company’s salary sacrifice scheme.  Full details of Company contributions are set out in the directors’ emoluments table.  In response to impending changes in legislation, the committee has agreed that, to the extent that contributions cannot be made in a tax efficient way at the 10% of basic salary level, the difference will be paid as an additional cash allowance (and subject to appropriate tax and other deductions).

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

Non-executive Directors

During 2010, the chairmen of the audit and remuneration committees each received a total fee of £47,500 per annum and the other non-executive directors each received a total fee of £42,000 per annum. These fees were arrived at by reference to fees paid by other companies of similar size and complexity and reflected the amount of time non-executive directors were expected to devote to the Company’s activities during the year. The remuneration of the non-executive directors is set by the executive directors and the term of appointment is three years which can be rolled forward for a further period of three years and is then subject to annual review.  Fees paid to non-executive directors are reviewed annually with effect from January 1.

Non-executive directors do not have service contracts, are not eligible to participate in bonus or share incentive arrangements and their service does not qualify for pension purposes or other benefits. No element of their fees is performance-related.

EMPLOYEES

At December 31, 2010, the Company had 1,889 full-time employees, including 784 in the United Kingdom, 93 in France, 28 in Germany, 62 in Norway, 29 in Sweden, 3 in Slovenia, 3 in Israel, 1 in Belgium, 505 in the United States where Simon Segars is President of ARM, Inc., 34 in Japan where Takafumi Nishijima is president of ARM KK, 13 in South Korea, where Young Sub Kim is president of ARM Korea Limited, 15 in Taiwan, where Philip Lu is Chairman of ARM Taiwan Limited, 42 in P.R. China where Allen Wu is President of ARM Consulting (Shanghai) Co. Ltd, 1 in Singapore and 276 in India where Guru Ganesan is Managing Director of ARM Embedded Technologies Pvt. Limited.

The table below sets forth the number of Company employees by function and by location at year end for the periods indicated:

	At December 31,
	2008	2009	2010
Total	1,740	1,710	1,889
Function
Research and Development	1,136	1,131	1,274
Marketing and Sales	351	329	349
Finance and Administration	253	250	266
Location
Europe	857	865	1,003
United States	501	496	505
Far East and India	382	349	381

Overall, approximately three quarters of the Company’s employees have technical degrees and approximately one third of the Company’s employees have advanced technical degrees. The Company’s future success will depend on its ability to attract, retain and motivate highly qualified technical and management personnel who are in great demand in the microprocessor industry. The Company’s employees are not represented by any collective bargaining agreements and the Company has never experienced a work stoppage. The Company believes that its employee relations are good. See “Item 3. Key Information—Risk Factors—We Are Dependent on Our Senior Management Personnel and on Hiring and Retaining Both Qualified Engineers and Experienced Sales and Marketing Personnel” for a discussion of the dependence of the Company on identifying, attracting, motivating and retaining qualified engineers and other personnel.

SHARE OWNERSHIP

The following table sets forth, as of February 25, 2011, certain information as to the shares and outstanding options to subscribe for shares held by (i) each executive officer and director of the Company holding options and (ii) all executive officers and directors of the Company, as a group. As of February 25, 2011, there were 1,345,086,360 shares outstanding and options with respect to 5,851,201 underlying shares are exercisable and nil RSUs expected to vest within 60 days of February 25, 2011.

Name	Beneficial Ownership Number(2)	Beneficial Ownership Percentage	Number of Shares underlying options(1)	Weighted average exercise price (per Share)(1)	Exercise prices and Expiration dates
Tudor Brown	932,398	0.07%	139,448	£1.24	(3)
Doug Dunn	48,000	less than 0.01%	—	—	—
Warren East	1,294,914	0.10%	199,072	£1.24	(4)
Mike Inglis	250,000	0.02%	131,494	£1.20	(5)
Mike Muller	1,458,389	0.11%	124,961	£1.27	(6)
Kathleen O’Donovan	—	—	—	—	—
Philip Rowley	50,000	less than 0.01%	—	—	—
John Scarisbrick	10,800	less than 0.01%	—	—	—
Tim Score	387,363	0.03%	183,214	£1.20	(7)
Simon Segars	265,345	0.02%	111,475	£1.24	(8)
Young Sohn	84,000	0.01%			—
Andy Green (appointed February 25, 2011)	—	—	—	—	—
Larry Hirst (appointed January 25, 2011)	—	—	—	—	—
Janice Roberts (appointed January 25, 2011)	—	—	—	—	—
All current directors and senior management as a group (14 persons)	4,781,209	0.36%	889,664	£1.23	—

(1)	Adjusted to reflect 5 for 1 share split in the Company’s ordinary shares which took place in April 2000 and for the 4 for 1 share split in April 1999 where applicable.

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

(3)	Options to subscribe for 46,044 shares at £1.055 per share expire on February 4, 2012; options to subscribe for 93,404 shares at £1.325 per share expire on February 1, 2013.

(4)	Options to subscribe for 62,559 shares at £1.055 per share expire on February 4, 2012; options to subscribe for 136,513 shares at £1.325 per share expire on February 1, 2013.

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

(7)
Options to subscribe for 50,047 shares at £1.055 per share expire on February 4, 2012, options to subscribe for 114,959 shares at £1.325 per share expire on February 1, 2013 and options to subscribe for 18,208 shares at £0.854 per share expire on January 31, 2015.

(8)	Options to subscribe for 36,034 shares at £1.055 per share expire on February 4, 2012 and options to subscribe for 75,441 shares at £1.325 per share expire on February 1, 2013.

Share Option Schemes and Plans

The Company operates the following share option schemes and plans under which employees may acquire shares: the Deferred Annual Bonus Plan, the Employee Equity Plan and the U.S. Employee Stock Purchase Plan. For a description of these plans, please see “—Board Practices—Incentive Arrangements” above.

During 2010, the Company operated the ARM Holdings plc Deferred Annual Bonus Plan (the “Deferred Annual Bonus Plan”), ARM Holdings plc Employee Equity Plan, (the “Employee Equity Plan”), the ARM Holdings plc Executive Share Option Scheme (the “Executive Scheme”), the ARM Holdings plc Unapproved Share Option Scheme (the “Unapproved Scheme”), the Long Term Incentive Plan (“LTIP”), the ARM Holdings plc Unapproved

Share Option Scheme French Operation (the “French Scheme”), the ARM Holdings plc Unapproved Share Option Scheme Belgian Operation (the “Belgian Scheme”), the ARM Holdings plc Savings Related Share Option Scheme (the “Save As You Earn Scheme” or “SAYE Scheme”), the ARM Holdings plc Stock Option Plan (the “US Incentive Stock Option Scheme” or “US ISO Scheme”) and the ARM Holdings plc Savings Related Share Option Plan (the “Savings Related Plan”) (together, the “Schemes and Plans”). Following the adoption of the Deferred Annual Bonus Plan and the Employee Equity Plan at the 2006 AGM, awards are no longer made pursuant to the Executive Scheme, the Unapproved Scheme, the French Scheme, the Belgian Scheme and the US ISO Scheme, although existing grants of options under such schemes remain exercisable. See “—Board Practices—Incentive Arrangements” above. Upon the acquisition of Artisan in 2004, the Company assumed the share plans of Artisan, namely the 1993 Plan, the 1997 Plan, the 2000 Plan, the 2003 Plan, the Director Plan, the Executive Plan and the ND00 Plan. Following the acquisition of Artisan, the Artisan plans were closed to new grants. None of the benefits under the Schemes and Plans are pensionable. Options granted under the SAYE Scheme and the Savings Related Plan are at an option price equal to not less than 80% of the market value of the shares.

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

Savings contract. Employees joining the SAYE Scheme must enter into a savings contract with a designated savings carrier under which they make a monthly saving for a period of three or five years or, if the Board of Directors so allows, any other period permitted under the relevant legislation. The monthly saving must not exceed such limit as is fixed by the Board of Directors within the ceiling imposed by the relevant legislation (currently £250 per month). With the three-year savings period, the employee receives no tax-free bonus. With the five-year savings period, the employee receives a tax-free bonus of 1.8 monthly payments. With the five-year savings period, the employee has the choice of leaving the money for a further two years to receive an additional bonus of 3.1 monthly payments, making a total bonus of 4.9 monthly payments over seven years (which sum cannot be used to buy shares in the Company). An option is granted to the employee to acquire shares in the Company which is exercisable within six months of maturity after the bonus is payable under the savings contract.

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

Long-Term Incentive Plan

A Long-Term Incentive Plan was approved by shareholders at the 2003 Annual General Meeting. Conditional share awards held by directors are as follows:

Director	Performance period ending December 31,	Award date	Market price at date of award £	As at January 1, 2010 Number	Conditional award Number	Vested* Number	Lapsed Number	As at December 31, 2010 Number		Vesting date
Warren East	2009	February, 8, 2007	1.28	308,594	—	(308,594)		—		February 2010
	2010	February, 8, 2008	0.93	446,237	—	—		446,237	**	February 2011
	2011	February, 8, 2009	0.9975	416,040	—	—		416,040		February 2012
	2012	February, 8, 2010	2.05	—	209,756	—		209,756		February 2013
				1,170,871	209,756	(308,594)	—	1,072,033
Tim Score	2009	February, 8, 2007	1.28	261,719	—	(261,719)		—		February 2010
	2010	February, 8, 2008	0.93	387,097	—	—		387,097	**	February 2011
	2011	February, 8, 2009	0.9975	360,902	—	—		360,902		February 2012
	2012	February, 8, 2010	2.05	—	180,487	—		180,487		February 2013
				1,009,718	180,487	(261,719)		928,486
Tudor Brown	2009	February, 8, 2007	1.28	214,844	—	(214,844)		—		February 2010
	2010	February, 8, 2008	0.93	306,452	—	—		306,452	**	February 2011
	2011	February, 8, 2009	0.9975	214,286	—	—		214,286		February 2012
	2012	February, 8, 2010	2.05	—	106,341	—		106,341		February 2013
				735,582	106,341	(214,844)		627,079
Mike Inglis	2009	February, 8, 2007	1.28	187,500	—	(187,500)		—		February 2010
	2010	February, 8, 2008	0.93	268,817	—	—		268,817	**	February 2011
	2011	February, 8, 2009	0.9975	250,627	—	—		250,627		February 2012
	2012	February, 8, 2010	2.05	—	126,829	—		126,829		February 2013
				706,944	126,829	(187,500)		646,273
Mike Muller	2009	February, 8, 2007	1.28	183,594	—	(183,594)		—		February 2010
	2010	February, 8, 2008	0.93	263,441	—	—		263,441	**	February 2011
	2011	February, 8, 2009	0.9975	245,614	—	—		245,614		February 2012
	2012	February, 8, 2010	2.05	—	124,390	—		124,390		February 2013
				692,649	124,390	(183,594)		633,445

Director	Performance period ending December 31,	Award date	Market price at date of award £	As at January 1, 2010 Number	Conditional award Number	Vested* Number	Lapsed Number	As at December 31, 2010 Number		Vesting date
Simon Segars	2009	February, 8, 2007	1.28	179,688	—	(179,688)		—		February 2010
	2010	February, 8, 2008	0.93	268,817	—	—		268,817	**	February 2011
	2011	February, 8, 2009	0.9975	250,627	—	—		250,627		February 2012
	2012	February, 8, 2010	2.05		125,853	—		125,853		February 2013
				699,132	125,853	(179,688)		645,297

*	The performance conditions applicable to the 2007 conditional awards were satisfied to the extent of 181.6% plus dividend shares as detailed below.

**	The performance conditions applicable to the 2008 conditional awards were satisfied to the extent of 200% plus dividend shares as detailed below.

Conditional awards will vest to the extent that the performance criteria are satisfied over a three-year performance period from January 1 of the year of award, and no re-testing thereafter is possible. The performance conditions are based on the Company’s TSR when measured against that of two comparator groups (each testing half of the shares comprised in the award). The first index comprises UK companies across all sectors (FTSE 350) and the second comprises predominantly US companies within the Hi Tech sector (All World Technology Index). For each comparator group, the number of shares that may vest may be up to a maximum of 200% of the shares if the Company’s TSR ranks in the upper decile, 50% will vest in the event of median performance and between median and upper decile performance vesting will increase on a straightline basis. Additional shares may vest to cover dividends paid by the Company during the performance period. No shares will be received for below-median performance. In addition, no shares will vest unless the committee is satisfied that there has been a sustained improvement in the underlying financial performance of the Company.

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

The performance conditions applicable to the conditional awards granted on February 8, 2008 were satisfied to the extent of 200% plus dividend shares which vested on February 8, 2011, as follows:

Director	Conditional award number	Vested award number	Dividend shares number	Total award number	Market value at vesting £
Warren East	446,237	892,474	42,465	934,939	5,562,887
Tim Score	387,097	774,194	36,837	811,031	4,825,634
Tudor Brown	306,452	612,904	29,163	642,067	3,820,299
Mike Muller	263,441	526,882	25,070	551,952	3,284,114
Mike Inglis	268,817	537,634	25,581	563,215	3,351,129
Simon Segars	268,817	537,634	25,581	563,215	3,351,129
Total	1,940,861	3,881,722	184,697	4,066,419	24,195,192

The following awards over ordinary shares were made under the LTIP on February 8, 2011: Warren East 77,741; Tim Score 62,684; Tudor Brown 36,007; Mike Inglis 44,190; Mike Muller 43,372; and Simon Segars 43,863; The mid-market closing price of an ordinary share on February 7, 2011 being the day prior to the date of these conditional awards was 611 pence.

The Deferred Annual Bonus Plan

As described above, there is compulsory deferral of 50% of the annual bonus earned by executive directors in the year. The emoluments detailed below include the full bonus earned for 2010, although only half has been settled in cash and the deferred elements will be settled in shares after three years.

The total number of awards under the deferred annual bonus plan held by the directors following the 2011 grant is:

Director	Shares deferred as part of the 2008 bonus Number	Shares deferred as part of the 2009 bonus Number	Shares deferred as part of the 2010 bonus Number	Total awards Number
Warren East	143,388	85,024	43,985	272,397
Tim Score	127,443	74,370	37,847	239,660
Tudor Brown	86,161	43,427	22,299	151,887
Mike Inglis	88,502	51,219	26,595	166,316
Mike Muller	84,650	50,195	26,084	160,929
Simon Segars	88,502	51,006	26,391	165,899
Total	618,646	355,241	183,201	1,157,088

The performance conditions applicable to the deferred elements of the annual bonus for 2007 were fully satisfied and matching shares in the ratio  2:1 were earned.  Dividend shares are allocated on the deferred element, but not the matching shares, and the total amounts vested on February 8, 2011, as follows:

Director	Shares deferred as part of the 2007 bonus Number	Matching Shares Number	Dividend shares Number	Total award Number
Warren East	82,043	164,086	3,902	250,031
Tim Score	69,581	139,162	3,309	212,052
Tudor Brown	54,739	109,478	2,603	166,820
Mike Muller	48,810	97,620	2,321	148,751
Mike Inglis	48,810	97,620	2,321	148,751
Simon Segars	47,772	95,544	2,272	145,588
Total	351,755	703,510	16,728	1,071,993

The market value of an ARM share on the date of vesting was 595 pence.

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

As at December 31, 2010 and December 31, 2009, the trust held nil shares and the trust has now been wound up.

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

Item 7.  Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth certain information as at February 25, 2011, with respect to each person who is known by the Company to be the beneficial owner of more than 3% of outstanding shares.

Beneficial ownership is determined in accordance with the rules of the US Securities and Exchange Commission and includes voting or investment power with respect to the securities. As at February 25, 2011 the number of our shares held in the US in the form of ordinary shares or ADSs amounts to approximately 60% of our total outstanding share capital. We believe that the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The shareholders listed below have the same voting rights as our other shareholders. As far as the Company is aware, it is neither directly nor indirectly owned or controlled by one or more corporations or by any government.

As at February 25, 2011 which is the most recent practicable date prior to the date of this annual report, except as noted below, we are not aware of:

•	any arrangements that might lead to a change in control of our business;

•	any person who is interested in 3% or more of our capital; or

•	any person who can, will or could directly or indirectly, jointly or severally, exercise control over us.

Name	Share Beneficially Owned (Number)	Percent
Janus Capital Management	79,045,291	5.88
FMR	66,018,481	5.01
Thornburg Investment Management	65,856,520	5.00
Legal & General Investment Management	49,884,833	3.80

RELATED PARTY TRANSACTIONS

During 2009, the Company received funding for SOI technology development of £1,033,000 from SOI TEC Silicon On Insulator Technologies SA (Soitec), a company of which Doug Dunn, Group Chairman, is a non-executive director.  No amounts were outstanding from Soitec in relation to this funding at either December 31, 2010 or 2009.  During 2009, the Company also invoiced £409,000 to Soitec in relation to an IP license which was fully outstanding at December 31, 2009.  This has been settled in full during 2010.  Furthermore, the Company was invoiced £390,000 in 2009 by Soitec in relation to license income from the two parties’ ongoing collaborative agreement to develop SOI technology. Amounts owed to Soitec at December 31, 2010 in relation to this agreement were £nil (2009: £390,000).

As at December 31, 2009, £139,000 was owing to the Company by Netronome Systems Inc., a company of which John Scarisbrick (a non-executive director of the Company) is Chairman. During 2010 this balance was repaid in full and no further amounts invoiced.

During the year, the Company was invoiced £3,190,000 in subscription fees by its associated company, Linaro Limited.  As at December 31, 2010, £1,029,000 was outstanding.  In addition the Company provided consulting and other services to Linaro of £1,050,000.  As at December 31, 2010, £595,000 was still owed to the Company.

There were no other related party transactions during 2010 which require disclosure.

Item 8.  Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated financial statements are set forth under “Item 18. Financial Statements.”

LEGAL PROCEEDINGS

It is common industry practice for licensors of technology to offer to indemnify their licensees for loss suffered by the licensee in the event that the technology licensed is held to infringe the intellectual property of a third party. Consistent with such practice, the Company provides such indemnification to its licensees but generally subject to a limitation of liability. The obligation for the Company to indemnify its licensees is subject to certain provisos and is usually contingent upon a third party bringing an action against the licensee alleging that the technology licensed by the Company to the licensee infringes such third party’s intellectual property rights. The indemnification obligations typically survive any termination of the license and will continue in perpetuity.

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

DIVIDEND DISTRIBUTION POLICY

The directors recommend payment of a final dividend in respect of 2010 of 1.74 pence per share which, taken together with the interim dividend of 1.16 pence per share paid in October 2010, gives a total dividend in respect of 2010 of 2.90 pence per share, an increase of 20% over the 2.42 pence per share in 2009 following a 10% increase from 2.2 pence in 2008. Subject to shareholder approval, the final dividend will be paid on May 18, 2011 to shareholders on the register on May 3, 2011.

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

The following table sets forth, for the periods indicated, the high and low closing prices of the ordinary shares reported on the London Stock Exchange:

	Price per share
	High	Low
Annual prices:
2006	£1.42	£0.99
2007	1.65	1.18
2008	1.25	0.79
2009	1.78	0.81
2010	4.40	1.84
Quarterly prices:
2009:
First Quarter	1.03	0.81
Second Quarter	1.22	1.04
Third Quarter	1.44	1.18
Fourth Quarter	1.78	1.36
2010:
First Quarter	2.39	1.84
Second Quarter	2.93	2.28
Third Quarter	4.15	2.71
Fourth Quarter	4.40	3.39
2011:
First Quarter (through February 25, 2011)	6.37	4.38
Monthly prices:
October 2010	4.05	3.60
November 2010	3.98	3.39
December 2010	4.40	3.90
January 2011	5.36	4.38
February 2011 (through February 25, 2011)	6.37	5.48

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

	Price per ADS
	High	Low
Annual prices:
2006	$7.78	$5.41
2007	10.07	6.92
2008	7.40	3.69
2009	8.65	3.44
2010	20.75	8.85
Quarterly prices:
2009:
First Quarter	4.69	3.44
Second Quarter	6.04	4.78
Third Quarter	7.00	5.69
Fourth Quarter	8.65	6.52

	Price per ADS
	High	Low
2010:
First Quarter	$10.81	$8.85
Second Quarter	13.13	10.01
Third Quarter	19.79	12.30
Fourth Quarter	20.75	16.66
2011:
First Quarter (through February 25, 2011)	31.13	20.86
Monthly prices:
October 2010	19.25	17.43
November 2010	18.82	16.66
December 2010	20.75	18.31
January 2011	27.22	20.86
February 2011 (through February 25, 2011)	31.13	27.13

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

Independent Directors

The Combined Code requires that at least half the board excluding the Chairman should comprise independent non-executive directors and the board currently comprises six executive directors, six independent non-executive directors and one non-executive director and the Chairman. In accordance with the Combined Code, the Chairman of the Board of Directors is not considered independent although he was regarded as independent at the time of his appointment.

The Group has complied with the provisions of the Combined Code on Corporate Governance 2008, with the following exceptions:

John Scarisbrick completed nine years’ service as an independent non-executive director in August 2010. The board continues to regard him as independent through his conduct and the challenging contributions he makes both at and between board meetings. He stepped down from the remuneration committee on December 16, 2010 and is no longer included in the number of independent non-executive directors for the purposes of assessing board balance. He will retire from the board at the 2011 AGM.

Between the retirement of Lucio Lanza at the AGM on May 14, 2010 and January 25, 2011 there were five non-executive directors (all of whom were regarded as independent until August 2010 when John Scarisbrick reached his ninth anniversary) and six executive directors.

The board has considered the overall balance between executive and non-executive directors and believes that the number of executive directors is fully justified by the contribution made by each of them.

Nomination of Directors. Nasdaq listing standards require that nominees to a company’s board of directors be selected, or recommended for the board’s selection, either by a majority of the company’s independent directors or by a nomination committee comprised solely of independent directors. The nomination committee leads the process for board appointments and makes recommendations to the board in relation to new appointments of executive and non-executive directors and on succession planning, board composition and balance. It is chaired by Doug Dunn, Chairman of the Board of Directors, and the other members are John Scarisbrick, Kathleen O’Donovan, Philip Rowley and Young Sohn.

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

Quorum

Nasdaq rules require that the quorum for any meeting of shareholders must not be less than 33⅓% of the outstanding shares of a company’s common voting stock. We comply with the relevant quorum standards applicable to companies in the United Kingdom, as set forth in our Articles of Association summarized below.

Independent by Regulatory Body

The Company’s auditors are registered with the US Public Company Accounting Oversight Board and, therefore, are subject to its inspection regime.

ARTICLES OF ASSOCIATION

The following summarizes certain rights of holders of shares. The following summary does not purport to be complete and is qualified in its entirety by reference to the Articles of Association of the Company, a copy of which has been filed as an exhibit hereto. At the Annual General Meeting of the Company  held on May 14, 2010, new Articles of Association were adopted which took account of changes in UK company law brought about by the Companies Act 2006.

Shareholder Meetings

An Annual General Meeting of shareholders must be held once in every year (within the period of six months after the end of the Company’s financial year). The Board of Directors may convene an Extraordinary General Meeting of shareholders whenever they think fit. General meetings may be held at such time and place as may be determined by the Board of Directors. An Annual General Meeting may be convened on at least 21 days’ written notice to shareholders entitled to receive notices. Subject to the passing of a special resolution at the 2011 AGM, an Extraordinary General Meeting for any purpose can be convened on 14 days’ written notice. The Company may determine that only those persons entered on the register at the close of business on a day determined by the Company, such day being no more than 21 days before the day the notice of the meeting is sent, shall be entitled to receive such a notice. Three shareholders must be present in person or by proxy to constitute a quorum for all purposes at general meetings.

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

Voting at any general meeting is by a show of hands or by poll. A poll is required for any special resolution which is proposed. A poll may be demanded by (i) the chairman of the meeting, (ii) not less than five shareholders present in person or by proxy and entitled to vote, (iii) any shareholder or shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at such meeting or (iv) any shareholder or shareholders present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right. Where a poll is not demanded, the interests of beneficial owners of shares who hold through a nominee, such as a holder of an ADR, may not be reflected in votes cast on a show of hands if such nominee does not attend the meeting or receives conflicting voting instructions from different beneficial owners for whom it holds as nominee. A nominee such as a depositary is able to appoint any ADR holder as its proxy in respect of the ADR holders’ underlying ordinary shares. Since under English law voting rights are only conferred on registered holders of shares, a person holding through a nominee may not directly demand a poll unless such person has been appointed as the nominee’s proxy with respect to the relevant meeting. In line with UK corporate governance best practice, all resolutions set out in the Circular and Notice of the 2011 Annual General Meeting will be decided on a poll.

Unless a special resolution is required by law or the Articles (see below), voting in a general meeting is by ordinary resolution. An ordinary resolution (e.g., a resolution for the election of directors, the approval of financial statements, the declaration of a final dividend, the appointment of auditors or the grant of authority to allot shares), in the case of a vote by show of hands, requires the affirmative vote of a majority of the shareholders present in person or by proxy who vote on the resolution, or, on a poll, a majority of the votes actually cast by those present in person or by proxy. A special resolution (e.g., a resolution amending the Articles of Association, changing the name of the Company or waiving the statutory pre-emption rights which would otherwise apply to an allotment of equity securities to be paid up wholly in cash), the voting for which must be taken on a poll, requires at least three-fourths of the votes actually cast on the resolution by those present in person or by proxy.

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

Dividends

The Company may by ordinary resolution declare dividends but no such dividend shall exceed the amount recommended by the directors. If and so far as in the opinion of the directors the profits of the Company justify such payments, the directors may also, from time to time, pay interim dividends of such amounts and on such dates and in respect of such periods as they think fit. The directors may also pay fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed dates on the dates prescribed for the payment thereof. Subject to the extent that rights attached to any shares or the terms of issue thereof provide otherwise, all dividends shall be apportioned and paid proportionately to the amounts paid up during any portion or portions of the period in respect of which the dividend is paid. No amount paid on a share in advance of calls shall be treated as paid on the share. Dividends may be paid in such currency as the Board of Directors may decide; however, the Company intends to pay cash dividends denominated in pounds sterling.

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

Subject to the restrictions summarized below and to the passing of a resolution to renew the directors’ authority to allot at the 2011 AGM, the directors will be generally and unconditionally authorized for the purpose of Section 551 of the UK Companies Act 2006 to exercise all or any powers of the Company to allot relevant securities (within the meaning of that Section) up to an aggregate nominal amount of £221,939 (i.e., a total of 443,878,498 shares). In addition to this general authority to allot relevant securities, in connection with a rights issue by the Company, the directors will also be authorized to allot an additional aggregate nominal amount of relevant securities of up to £33,627 (i.e., a total of 67,254,318 shares). Both allotment authorities will continue for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) on the earlier of the end of the AGM of the Company held in 2012 or June 30, 2012 (on terms that, during such period, the Company may make an offer or agreement which would or might require relevant securities to be allotted after the expiry of such period).

Subject to the passing of a resolution at the 2011 AGM, the directors will be empowered pursuant to Section 561 of the UK Companies Act 2006 to allot equity securities (within the meaning of Section 560(1) of the UK Companies Act 2006) for cash pursuant to the authorities described above as if Section 561 of the UK Companies Act 2006 did not apply to any such allotment (on terms that the Company may make an offer or agreement which would or might require equity securities to be allotted after the expiry of such authority), such power to be limited to (a) allotments of equity securities up to an aggregate nominal amount equal to 33% of the issued share capital of the Company in connection with an offer of such securities open for acceptance for a period fixed by the directors to holders of shares on the register on the record date fixed by the directors in proportion to their prospective holdings, but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognized regulatory body or any stock exchange, in any territory; (b) allotments of equity securities up to a further aggregate nominal amount equal to 33% of the issued share capital of the Company in connection with an offer to holders of shares in proportion (as nearly as may be practicable) to their existing holdings to subscribe further securities by means of the issue of a renounceable letter (or other negotiable document) which may be traded for a period before payment for the securities is due, but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to treasury shares, fractional entitlements, record dates or legal, regulatory or practical problems in, or under the laws of, any territory; and (c) allotments (otherwise than as described in (a) or (b) above) of equity securities for cash up to an aggregate nominal amount equal to 5% of the issued share capital of the Company.

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

(iv)
subdivide its shares, or any of them, into shares of smaller amount than is fixed by the Articles of Association so that the resolution in question may determine that one or more of the shares in question  may have preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares; and

(v)	subject to the provisions of the UK Companies Act 2006:

by ordinary resolution, purchase all or any of its shares of any class; and

by special resolution, reduce its share capital, any capital redemption reserve and any share premium account or other undistributable reserve in any way.

The following resolution was passed at the 2010 AGM:

That the Company be and is hereby unconditionally and generally authorized for the purpose of Section 166 of the UK Companies Act 2006 to make market purchases (as defined in Section 693 of that Act) of ordinary shares of 0.05 pence each in the capital of the Company provided that:

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
this authority shall expire at the conclusion of the AGM of the Company held in 2011 or, if earlier, June 30, 2011 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

The following resolution is proposed for approval by shareholders at the 2011 AGM:

That the Company be and is hereby unconditionally and generally authorized for the purpose of Section 693 of the UK Companies Act 2006 to make market purchases (as defined in Section 693 of that Act) of ordinary shares of 0.05 pence each in the capital of the Company provided that:

(a)	the maximum number of shares which may be purchased is 134,508,636;

(b)	the minimum price which may be paid for each share is 0.05 pence;

(c)
the maximum price (excluding expenses) which may be paid for any ordinary share is an amount equal to 105% of the average of the closing mid market price of the Company’s ordinary shares as derived from the Daily Official List of the London Stock Exchange plc for the five business days immediately preceding the day on which such share is contracted to be purchased; and

(d)
this authority shall expire at the conclusion of the AGM of the Company held in 2012 or, if earlier, on June 30, 2011 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

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

TAXATION

The following is a discussion of material US federal and UK tax consequences of the ownership and disposition of shares or ADSs by a beneficial owner of shares or ADSs that is for US federal income tax purposes (i) a citizen or resident of the United States, a corporation or other entity taxable as a corporation, created or organized under the laws of the United States or any political subdivision thereof, or an estate or trust the income of which is subject to US federal income tax regardless of its source, and (ii) that owns such shares or ADSs as capital assets (a “US Holder”).

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

The US Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the shares underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits for US holders of American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of UK taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by parties to whom the ADSs are pre-released or such intermediaries.

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

Subject to applicable limitations and the discussion above regarding concerns expressed by the US Treasury, dividends paid to certain non-corporate US Holders in taxable years beginning before January 1, 2013 may be taxable at favorable rates, up to a maximum rate of 15%. US Holders should consult their own tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of dividend will not be eligible for the dividends received deduction generally allowed to US corporations under the Internal Revenue Code.

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

A US Holder who is liable for both UK and US tax on a gain recognized on the sale or exchange of shares or ADSs will generally be entitled, subject to certain limitations and subject to the discussion above regarding concerns expressed by the US Treasury, to credit the UK tax against its US federal income tax liability.  The rules governing foreign tax credits are complex.  US Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.

PFIC Rules

The Company believes that it was not a PFIC for US federal income tax purposes for the year ending December 31, 2010. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time, which may be largely based upon the market value of its shares, which will vary over time and may be especially volatile in a technology-related enterprise such as the Company, there can be no assurance that the Company will not be a PFIC for any taxable year. If the Company were a PFIC for any taxable year during which a US Holder held shares or ADSs, certain adverse consequences could apply to the US Holder.

If the Company were a PFIC for any taxable year during a US Holder’s holding period for the shares or ADSs, gain recognized by such US Holder on a sale or other disposition of the shares or ADSs would be allocated ratably over the US Holder’s holding period for the shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate for that taxable year, and an interest charge would be imposed on the tax attributable to the allocated amount. Further, any distribution in respect of ADSs or shares in excess of 125% of the average of the annual distributions on ADSs or shares received by the US Holder during the preceding three years or the US Holder’s holding period, whichever if shorter, would be subject to taxation in the manner just described for gains. Certain elections may be available to US persons that would result in alternative treatments (such as a mark-to-market treatment) of the shares or ADSs. US Holders should consult their tax advisers to determine whether any such elections are available and, if so, what the consequences of the alternative treatments would be in those holders’ particular circumstances.

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

The Company hedges its exposure using forward contracts for the sale of US dollars, which are negotiated with major UK or US clearing banks. The Company also uses currency options as a further hedging instrument for limited proportions of its dollar exposure. The fair values of the financial instruments outstanding at December 31, 2008, 2009 and 2010 are disclosed in Notes 1c and 18 to the Consolidated Financial Statements. The settlement period of the forward contracts outstanding at December 31, 2010 was between January 6, 2011 and March 30, 2011. The settlement period of the option contracts outstanding at December 31, 2010 was between January 18, 2011 and December 30, 2011.

During the fiscal year, the Company was exposed to foreign currency exchange risk inherent in its sales commitments, anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than sterling. ARM transacts business in approximately nine foreign currencies worldwide, of which the most significant to the Company’s operations were the US dollar, the Indian Rupee, the euro and the Japanese yen for 2010. Generally, the Company is a net receiver of US dollars, and therefore benefits from a weaker sterling and is adversely affected by a stronger sterling relative to the dollar. It is a net payer of other foreign currencies but at a significantly lower level than the US dollar receivables. The Company has performed a sensitivity analysis at December 31, 2010, 2009 and 2008, using a modeling technique that measures the changes in the fair values arising from a hypothetical 10% adverse movement in the levels of foreign currency exchange rates relative to sterling with all other variables held constant. The analysis covers all of the Company’s foreign currency contracts offset by the underlying exposures. The foreign currency exchange rates used were based on market rates in effect at December 31, 2010, 2009 and 2008. The sensitivity analysis indicated that a hypothetical 10% adverse movement in foreign currency exchange rates would result in a loss in the fair values of ARM’s foreign exchange derivative financial instruments, net of exposures, of £4.9 million at December 31, 2010 (2009: £2.7 million, 2008: £4.2 million).

INTEREST RATE RISK

At December 31, 2010, the Company had £305.1 million (2009: £148.8 million) of interest-bearing assets. At December 31, 2010, 89% (2009: 75%) of interest-bearing assets, comprising cash equivalents; short-term and long-term deposits; short-term marketable securities; are at fixed rates and are therefore exposed to fair value interest rate risk. Floating rate cash earns interest based on relevant national LIBID equivalents and is therefore exposed to cash flow interest rate risk.

Other financial assets, such as available-for-sale investments, are not directly exposed to interest rate risk.

The Company had no borrowings at December 31, 2009 and no borrowings during 2010. As such, any increases in interest rates in 2010 would have had no impact on the Company’s interest payable. However, a 1% decrease in the average interest rate during the year would have reduced interest income by approximately £1.9 million and profit after tax by £1.4 million.

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
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
•  Issuance and delivery of ADSs including issuances resulting from a dividend or free distribution of shares or rights

•  Surrender of ADSs for the purpose of withdrawal of shares including if the deposit agreement terminates

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
•  Cable telex and facsimile transmissions (when expressly provided in the deposit agreement)

•  Reasonable expenses incurred by depositary in the conversion of dividends and other distributions in foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Fees and charges payable by the depositary

From January 1, 2009 to December 31, 2009, the Company did not receive any payments from the depositary.  In February 2010, the Company received a payment of $1,287,500, which included $150,000 for 2007; $87,500 for 2008; $500,000 for 2009; and $500,000 for 2010 from the depositary.  In August, 2010, the Company received a further $600,000 from the depositary, which included $500,000 for the year to July 2, 2011.  These amounts were for continuing annual stock exchange listing fees, standard out-of pocket maintenance costs for the ADRs (for expenses relating to postage and envelopes for mailing annual reports and proxy materials, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, facsimile, and telephone calls), and legal fees. In addition, the 2010 payments included $50,000 and $100,000, respectively, for the achievement by the Company of certain performance indicators relating to the ADR facility.

The depositary has agreed to reimburse the Company for expenses they incur that are related to maintenance expenses of the ADS program. The depositary has agreed to reimburse the Company for its continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse the Company annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to the Company based on the performance of the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to the Company is not related to the amount of fees the depositary collects from investors.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures

Disclosure controls and procedures. As of December 31, 2010, the Company, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures. The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time specified in the rules and forms of the SEC and is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

The Company’s management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2010.

The Company’s independent auditors, PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the Company for the fiscal year ended December 31, 2010, has also assessed the effectiveness of the Company’s internal controls over financial reporting; their report is included herein.

Item 16.  Reserved

Item 16A.  Audit Committee Financial Expert

Philip Rowley, an independent non-executive director and Chairman of the Company’s audit committee until January 26, 2011, was regarded as an audit committee financial expert for the purposes of the Sarbanes-Oxley Act of 2002 up to that date.  Kathleen O’Donovan, who was appointed to the Board as an independent non-executive director in December 2006 and became a member of the audit committee in January 2007 is also qualified to be an audit committee financial expert and became the financial expert on January 26, 2011 when she assumed the chairmanship of the audit committee.

Item 16B.  Code of Ethics

The Company has in place a code of business conduct and ethics, which is applicable to all directors, officers and employees, including the Chief Executive Officer, Chief Financial Officer, VP Finance, ARM Group and any person performing similar functions. The policy contains provisions relating to honest and ethical conduct (including the handling of conflicts of interest between personal and professional relationships), the preparation of full, fair, accurate, timely and understandable disclosure in reports and documents filed with the Securities and Exchange Commission and in other public communications made by the Company, compliance with applicable laws, rules and regulations, prompt internal reporting of violations of company policies, accountability for adherence to the policy and other matters. This policy is available on our website at www.arm.com and upon written request from ARM Holdings plc, 110 Fulbourn Road, Cambridge, CB1 9NJ, UK. Any amendment to or waiver from a provision of the policy relating to directors and executive officers will be promptly disclosed on the Company’s website.

Item 16C.  Principal Accountant Fees and Services

	2010	2009	2008
		£’000
Audit Fees(1)	713	726	796
Audit-Related Fees(2)	81	86	52
Tax Fees(3)	174	412	364
All Other Fees(4)	50	109	430

(1)	Audit fees include fees for services pursuant to section 404 of the Sarbanes-Oxley Act, being £255,000 in 2008, £247,000 in 2009 and £240,000 in 2010.

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

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On July 19, 2005, the Company announced a rolling share repurchase program whereby a maximum number of shares, being 10% of issued share capital, may be purchased between Company AGMs (subject to shareholder approval, authority to purchase shares is renewed at each AGM). At the 2008 AGM, the shareholders authorized the repurchase of 127,208,000 shares during the period May 13, 2008 to May 14, 2009 (the date of the 2009 AGM). From May 13, 2008 to December 31, 2008, the Company repurchased 24,779,206 shares.  The Company repurchased no shares in 2009 or 2010.

Item 16F.  Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.  Corporate Governance

Please refer to “Item 10. Additional Information—Corporate Governance”.

Item 17.  Financial Statements

The Company has responded to Item 18 in lieu of this item.

PART III

Item 18.  Financial Statements

The following financial statements, together with the report of PricewaterhouseCoopers LLP thereon, are filed as part of this Form 20-F.

Item 19.  Exhibits

1.1	Articles of Association of ARM Holdings plc.
*4.1	Executive Service Agreement between ARM Limited and Warren East, dated January 29, 2001.
*4.2	Executive Service Agreement between Advanced Risc Machines Limited and William Tudor Brown, dated April 3, 1996.
*****4.3	Letter Agreement between ARM Limited and William Tudor Brown, dated June 25, 2008.
*4.4	Executive Service Agreement between Advanced Risc Machines Limited and Michael Peter Muller, dated January 31, 1996.
**4.5	Executive Service Agreement between ARM Limited and Tim Score, dated March 1, 2002.
**4.6	Executive Service Agreement between ARM Limited and Mike Inglis, dated July 17, 2002.
****4.7	Executive Service Agreement between ARM Limited and Simon Segars, dated January 4, 2005.
***4.8	ARM Holdings plc Employee Equity Plan.
***4.9	ARM Holdings plc Deferred Annual Bonus Plan.
***4.10	ARM Holdings plc U.S. Employee Stock Purchase Plan.
8.1	List of significant subsidiaries.
12.1	CEO certification required by Rule 13a-14(a).
12.2	CFO certification required by Rule 13a-14(a).
13.1	Certification required by Rule 13a-14(b).
15.1	Consent of the Independent Registered Public Accounting firm.

*	Previously filed with the Securities and Exchange Commission as part of the annual report on Form 20-F as filed on June 15, 2001 and incorporated herein by reference.

**	Previously filed with the Securities and Exchange Commission as part of the annual report on Form 20-F as filed on June 23, 2003 and incorporated herein by reference.

***	Previously filed with the Securities and Exchange Commission as part of the registration statement on Form S-8 on May 8, 2006 and incorporated herein by reference.

****	Previously filed with the Securities and Exchange Commission as part of the annual report on Form 20-F as filed on May 23, 2006 and incorporated herein by reference.

*****	Previously filed with the Securities and Exchange Commission as part of the annual report on Form 20-F as filed on April 7, 2009 and incorporated herein by reference.

SIGNATURE

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARM Holdings plc

By:	/s/ Tim Score
	Name:	Tim Score
	Title:	Chief Financial Officer

Dated: March 4, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ARM Holdings plc

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements and consolidated statements of changes in shareholders’ equity present fairly, in all material respects, the financial position of ARM Holdings plc and its subsidiaries at December 31, 2010 and December 31, 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s report on internal control over financial reporting included under Item 15 of the Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

By:	/s/PricewaterhouseCoopers LLP
	Name:	PricewaterhouseCoopers LLP
London United Kingdom February 28, 2011

Consolidated Income Statements for the Year Ended December 31

	Note	2008 £000		2009 £000		2010 £000
Revenues		298,934		305,022		406,595

Cost of revenues		(32,878)		(25,471)		(26,071)
Gross profit		266,056		279,551		380,524
Operating expenses
Research and development		(87,588)		(112,215)		(139,750)
Sales and marketing		(57,448)		(61,723)		(70,108)
General and administrative		(61,077)		(59,999)		(63,707)
Total operating expenses, net		(206,113)		(233,937)		(273,565)
Profit from operations		59,943		45,614		106,959
Investment income		3,297		1,788		3,634
Interest payable and similar charges		(51)		(143)		(566)
Profit before tax	2, 5	63,189		47,259		110,027
Tax	6	(19,597)		(6,820)		(24,053)
Profit for the year	2	43,592		40,439		85,974
Earnings per share
Basic and diluted earnings		43,592		40,439		85,974
Number of shares (‘000)
Basic weighted average number of shares		1,265,237		1,266,624		1,313,186
Effect of dilutive securities: Employee incentive schemes		21,176		34,026		39,007
Diluted weighted average number of shares		1,286,413		1,300,650		1,352,193
Basic EPS	8	3.4	p	3.2	p	6.5	p
Diluted EPS	8	3.4	p	3.1	p	6.4	p

All activities relate to continuing operations. The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Comprehensive Income for the Year Ended December 31

	Note	2008 £000	2009 £000	2010 £000
Profit for the year		43,592	40,439	85,974
Other comprehensive income:
Realized gain on available-for-sale investments (net of tax of £84,000)		214	—	—
Unrealized holding gain/(loss) on available-for-sale financial assets (net of tax of £nil)	13	(285)	130	155
Currency translation adjustment		164,369	(61,718)	16,624
Other comprehensive income/(loss) for the year		164,298	(61,588)	16,779
Total comprehensive income/(loss) for the year		207,890	(21,149)	102,753

The accompanying notes are an integral part of the financial statements.

Consolidated Balance Sheets
as of December 31

	Note	2009 £000	2010 £000
Assets
Current assets:
Cash and cash equivalents	9, 18	34,489	29,363
Short-term deposits	18	105,524	247,466
Short-term marketable securities	13, 18	1,795	—
Embedded derivatives	18	2,480	2,303
Fair value of currency exchange contracts	18	457	—
Accounts receivable	10	65,247	105,668
Prepaid expenses and other assets	11	23,635	18,431
Current tax assets		350	3,646
Inventories: finished goods	12	1,680	1,784
Total current assets		235,657	408,661
Non-current assets:
Available-for-sale financial assets	13, 18	9,432	20,329
Long-term deposits	18	—	15,000
Loans and receivables	18	—	1,934
Prepaid expenses and other assets	11	1,611	1,920
Property, plant and equipment	14	13,565	13,847
Goodwill	15	516,798	532,285
Other intangible assets	16	24,696	12,099
Deferred tax assets	6	42,724	78,587
Total non-current assets		608,826	676,001
Total assets		844,483	1,084,662
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	18	2,280	4,305
Fair value of currency exchange contracts	18	—	201
Accrued and other liabilities	17	46,688	72,028
Current tax liabilities		16,536	20,216
Deferred revenue		39,562	72,049
Total current liabilities		105,066	168,799
Non-current liabilities:
Deferred revenue		—	20,657
Deferred tax liabilities	6	720	301
Total non-current liabilities		720	20,958
Total liabilities		105,786	189,757
Net assets		738,697	894,905
Capital and reserves attributable to equity holders of the Company
Share capital	19	672	672
Share premium account		351,578	351,578
Share option reserve		61,474	61,474
Retained earnings		241,950	381,379
Revaluation reserve		(155)	—
Cumulative translation adjustment		83,178	99,802
Total equity		738,697	894,905

The accompanying notes are an integral part of the financial statements.

Consolidated Cash Flow Statements
for the Year Ended December 31

	Note	2008 £000	2009 £000	2010 £000
Operating activities
Profit before tax		63,189	47,259	110,027
Investment income, net		(3,246)	(1,645)	(3,068)
Profit from operations		59,943	45,614	106,959
Adjustments for:
Depreciation and amortization of property, plant and equipment and intangible assets		26,952	24,953	19,949
Profit on disposal of available-for-sale investments		—	(224)	(37)
Loss on disposal of property, plant and equipment		36	79	252
Compensation charge in respect of share-based payments		15,409	19,001	27,129
Impairment of available-for-sale investments		—	412	—
Provision for doubtful debts		641	1,018	(904)
Provision for obsolescence of inventories		87	211	(199)
Movement in fair value of currency exchange contracts		17,961	(18,914)	658
Movement in fair value of embedded derivatives		(12,518)	9,818	177
Changes in working capital
Accounts receivable		(6,364)	9,531	(39,942)
Inventories		280	81	95
Prepaid expenses and other assets		(8,915)	358	4,695
Accounts payable		4,661	(4,673)	2,025
Deferred revenue		1,548	10,281	53,594
Accrued and other liabilities		6,831	14,564	25,340
Cash generated by operations before tax		106,552	112,110	199,791
Income taxes paid		(6,019)	(15,550)	(22,859)
Net cash from operating activities		100,533	96,560	176,932
Investing activities
Interest received		3,234	1,277	2,101
Interest paid		—	—	(566)
Purchases of property, plant and equipment	14	(8,084)	(6,030)	(6,182)
Proceeds on disposal of property, plant and equipment		—	49	146
Purchases of other intangible assets		(5,938)	(3,888)	(1,173)
Purchases of available-for-sale investments		(1,029)	(9,116)	(10,997)
Proceeds on disposal of available-for-sale investments		6,291	663	142
Purchase of short and long-term deposits		(758)	(104,902)	(153,264)
Outflow from provision of long-term loan		—	—	(1,934)
Purchase of subsidiaries, net of cash acquired*		(7,371)	(563)	—
Net cash used ininvesting activities		(13,655)	(122,510)	(171,727)
Financing activities
Proceeds received on issuance of shares from treasury		5,581	19,085	24,015
Purchase of own shares		(40,286)	—	—
Dividends paid to shareholders	7	(26,383)	(28,961)	(34,323)
Net cash used in financing activities		(61,088)	(9,876)	(10,308)
Net increase/(decrease) in cash and cash equivalents		25,790	(35,826)	(5,103)
Cash and cash equivalents at beginning of the year		49,509	76,502	34,489
Effect of foreign exchange rate changes		1,203	(6,187)	(23)
Cash and cash equivalents at end of the year	9	76,502	34,489	29,363

*	The aggregate cash outflow for purchase of subsidiaries in 2010 was £nil (2009: £563,000) and net cash acquired was £nil (2009: £nil).

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Changes in Shareholders’ Equity
for the Year Ended December 31

	Attributable to equity holders of the Company
	Share capital £000	Share premium account £000	Share option reserve £000	Retained earnings* £000	Revaluation reserve** £000	Cumulative translation adjustment £000	Total £000
Balance at January 1, 2008	672	351,578	61,474	185,125	(214)	(19,473)	579,162
Profit for the year	−	−	−	43,592	−	−	43,592
Other comprehensive income
Realized gain on available-for-sale investment (net of tax of £84,000)	−	−	−	−	214	−	214
Unrealized holding loss on available-for-sale financial assets (net of tax of £nil)	−	−	−	−	(285)	−	(285)
Currency translation adjustment	−	−	−	−	−	164,369	164,369
Total comprehensive income/(expense) for the year	−	−	−	43,592	(71)	164,369	207,890
Dividends (see note 7)	−	−	−	(26,383)	−	−	(26,383)
Credit in respect of employee share schemes	−	−	−	15,409	−	−	15,409
Movement on tax arising on share options	−	−	−	(1,030)	−	−	(1,030)
Purchase of own shares	−	−	−	(40,286)	−	−	(40,286)
Proceeds from sale of own shares	−	−	−	5,581	−	−	5,581
Balance at December 31, 2008	672	351,578	61,474	182,008	(285)	144,896	740,343
Profit for the year	−	−	−	40,439	−	−	40,439
Other comprehensive income
Unrealized holding gain on available-for-sale financial assets (net of tax of £nil)	−	−	−	−	130	−	130
Currency translation adjustment	−	−	−	−	−	(61,718)	(61,718)
Total comprehensive income/(expense) for the year	−	−	−	40,439	130	(61,718)	(21,149)
Dividends (see note 7)	−	−	−	(28,961)	−	−	(28,961)
Credit in respect of employee share schemes	−	−	−	19,001	−	−	19,001
Movement on tax arising on share options	−	−	−	10,378	−	−	10,378
Proceeds from sale of own shares	−	−	−	19,085	−	−	19,085
Balance at December 31, 2009	672	351,578	61,474	241,950	(155)	83,178	738,697
Profit for the year	−	−	−	85,974	−	−	85,974
Other comprehensive income
Unrealized holding gain on available-for-sale financial assets (net of tax of £nil)	−	−	−	−	155	−	155
Currency translation adjustment	−	−	−	−	−	16,624	16,624
Total comprehensive income for the year	−	−	−	85,974	155	16,624	102,753
Dividends (see note 7)				(34,323)			(34,323)
Credit in respect of employee share schemes	−	−	−	27,129	−	−	27,129
Movement on tax arising on share options	−	−	−	36,634	−	−	36,634
Proceeds from sale of own shares	−	−	−	24,015	−	−	24,015
Balance at December 31, 2010	672	351,578	61,474	381,379	−	99,802	894,905

*
Own shares held. Offset within retained earnings is an amount of £22,059,000 (2009: £65,102,000) representing the cost of own shares held, being 21,624,158 (2009: 60,321,361) shares in the Company. These shares are expected to be used in part for the benefit of the Company’s employees and directors to satisfy share option, restricted stock units (RSUs) and conditional share awards in future periods. Refer to note 20 for further details on the movement on these balances.

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

NOTES TO THE FINANCIAL STATEMENTS

1  The Company and a summary of its significant accounting policies and financial risk management

1a    General information about the Company

The business of the Company

ARM Holdings plc and its subsidiary companies (ARM or “the Company”) designs microprocessors, physical IP and related technology and software, and sells development tools to enhance the performance, cost-effectiveness and energy-efficiency of high-volume embedded applications.

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

The Company’s principal geographic markets are Europe, the United States and Asia Pacific.

The Company’s financial statements were authorized for issue on February 28, 2011 by Tim Score, director and Chief Financial Officer, on behalf of the board.

Incorporation and history

ARM is a public limited company incorporated and domiciled under the laws of England and Wales. The registered office of the Company is 110 Fulbourn Road, Cambridge, CB1 9NJ, UK.

The Company was formed on October 16, 1990, as a joint venture between Apple Computer (UK) Limited and Acorn Computers Limited, and operated under the name Advanced RISC Machines Holdings Limited until March 10, 1998, when its name was changed to ARM Holdings plc. Its initial public offering was on April 17, 1998.

Company undertakings include ARM Limited (incorporated in the UK), ARM Inc. (incorporated in the US), ARM KK (incorporated in Japan), ARM Korea Limited (incorporated in South Korea), ARM France SAS (incorporated in France), ARM Germany GmbH (incorporated in Germany), ARM Norway AS (incorporated in Norway), ARM Sweden AB (incorporated in Sweden), ARM Embedded Technologies Pvt. Limited (incorporated in India), ARM Physical IP Asia Pacific Pte. Limited (incorporated in Singapore), ARM Taiwan Limited (incorporated in Taiwan) and ARM Consulting (Shanghai) Co. Limited (incorporated in PR China).

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

New standards, amendments and interpretations

(a)      Standards, amendments and interpretations effective in 2010

IFRS 3 (Revised), “Business combinations” This is equivalent to FAS 141R issued by the FASB in December 2007. The revision to this standard changes accounting for business combinations. While the acquisition method is still applied, there are significant changes to the treatment of contingent payments, transaction costs and the calculation of goodwill. Published by the IASB in January 2008, the standard is applicable to business combinations occurring in accounting periods beginning on or after July 1, 2009 and was endorsed by the EU on June 3, 2009. This could impact the Company’s financial statements in the future if it makes further acquisitions.

Amendment to IAS 39, “Financial Instruments: Recognition and measurement on eligible hedged items” This amendment makes two significant changes. It prohibits designating inflation as a hedgeable component of a fixed rate debt. It also prohibits including time value in the one-sided hedged risk when designating options as hedges. Published by the IASB in July 2008, it is effective for periods beginning on or after July 1, 2009 and must be applied retrospectively. This was endorsed by the EU on September 15, 2009 and has not impacted the Company since it does not currently designate any financial instruments as hedges.

Amendment to IFRS 2, “Share-based payments; group cash-settled transactions” This amendment provides a clear basis to determine the classification of share-based payment awards in both consolidated and separate financial statements. Published by the IASB in 2009, it is effective for periods beginning on or after January 1, 2010 and was endorsed by the EU on March 23, 2010. This has had no material impact on the Company.

Annual improvements 2009 This is a series of amendments to 12 standards as part of the IASB program on annual improvement. Published by the IASB In April 2009, these are effective for accounting periods beginning on or after January 1, 2010. These amendments were endorsed by the EU on March 23, 2010.  These improvements have had no material impact on the results of the Company. Included within these improvements were:

IAS 36 (amendment), ‘Impairment of assets’  This amendment clarifies that the largest cash-generating unit (or group of units) to which goodwill should be allocated for the purposes of impairment testing is an operating segment. This has no impact on the Company since it does not aggregate segments for this purpose.

IAS 1 (amendment), ‘Presentation of financial statements’  The amendment clarifies that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or non-current. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time.  This has no impact on the Company as it does not settle liabilities in this manner.

IAS 38 (amendment), ‘Intangible assets’  The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives. This standard could have an impact on the Company in the event that it makes an acquisition and chooses to adopt this policy.

IFRS 5 (amendment) ‘Non-current assets held for sale and discontinued operations’ This amendment clarifies that IFRS5 specifies the disclosures required in respect of non-current assets classified as held for sale or discontinued operations.  This could have an impact on the Company if it holds such assets in the future.

(b)      Standards, amendments and interpretations effective in 2010 but not relevant to the Company

IFRIC 15, “Agreements for construction of real estate” This clarifies which standard (IAS 18, ‘Revenue’, or IAS 11, ‘Construction contracts’) should be applied to particular transactions and means that IAS 18 is applied to a wider range of transactions. This is not relevant to the Company as it does not have any transactions involving real estate. Published by the IASB in July 2008, it is effective for periods beginning on or after January 1, 2009. This standard was endorsed by the EU on January 1, 2010 for periods beginning on or after December 1, 2010.

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

IFRIC 18, “Transfer of assets from customers” This clarifies the accounting for arrangements where an item of property, plant and equipment, which is provided by the customer, is used to provide an ongoing service. This is not relevant to the Company as it does not engage in such activities. Published by the IASB in January 2009, it is effective for transfers of assets from customers received on or after July 1, 2009. This interpretation was endorsed by the EU for periods beginning on or after October 2010.

Amendments to IFRIC 9 and IAS 39, “Embedded derivatives” This amendment allows entities to reclassify particular financial instruments from the fair value through the income statement or available-for-sale categories in specific circumstances. This is not relevant to the Company since it currently does not meet the criteria of the amendment. Published by the IASB in March 2009, it is effective for periods commencing on or after June 30, 2009. It was endorsed by the EU on November 30, 2009.

IAS 27 (Revised), “Consolidated and separate financial statements” This amendment revises the accounting for transactions with non-controlling interests. Published by the IASB in January 2008, this is effective for accounting periods beginning on or after July 1, 2009 and was endorsed by the EU on June 3, 2009. This is not relevant to the Company as it does not have any non-controlling interests.

(c)      Standards, amendments and interpretations that are not yet effective and have not been early adopted

Amendment to IAS 24, “Related party disclosures” This removes the requirement for government related entities to disclose details of all transactions with the government and it clarifies and simplifies the definition of a related party. Published by the IASB in November 2009, this is effective for accounting periods beginning on or after January 1, 2011. This amendment was endorsed by the EU on July 19, 2010.

IFRS 9, “Financial instruments on classification and measurement” This is the first part of a new standard to replace IAS 39. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is measured at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is measured at fair value through the income statement. Published by the IASB in November 2009, this is effective for accounting periods beginning on or after January 1, 2013. This standard is not yet endorsed by the EU.

Amendment to IFRIC 14, “Prepayments of a minimum funding requirement” This relates to companies that are required to make minimum funding contributions to a defined benefit pension plan. The Company does not have any such schemes and therefore it will not be relevant. Published by the IASB in November 2009, it is effective for annual periods beginning on or after January 1, 2011. This interpretation was endorsed by the EU on  July 19, 2010.

IFRIC 19, “Extinguishing financial liabilities with equity instruments” This clarifies the accounting when an entity re-negotiates the terms of its debt with the result that the liability is extinguished through the debtor issuing its own equity instruments to the creditor. Published by the IASB in November 2009, this is effective for accounting periods beginning on or after July 1, 2010. This was endorsed by the EU on July 23, 2010.

Annual improvements 2010 This set of amendments includes changes to six standards and one IFRIC.  These are minor amendments and are not expected to have a significant impact on the Company. Published by the IASB in May 2010, these are generally applicable for accounting periods beginning after January 1, 2011.

Amendment to IAS 32, “Rights Issues” This addresses the accounting for rights issues which are denominated in a currency other than the functional currency of the issuer. Published by the IASB in October 2009, this is effective for accounting periods beginning on or after February 1, 2010. This was endorsed by the EU on December 23, 2009.

Amendment to IAS 12, “Income taxes on deferred tax” This amendment introduces an exception to the existing principle for the measurement of deferred tax assets or liabilities arising on investment property measured at fair value. This is not relevant to the Company as it does not currently own any investment properties.  Published by the IASB in December 2010, it is effective for accounting periods on or after January 1, 2012. This is not yet endorsed by the EU.

It is too early to tell whether the adoption of these standards, annual improvements and interpretations will have an impact in future periods on the financial statements when they come into effect for accounting periods after January 1, 2011.

Principles of consolidation

The consolidated financial statements incorporate the financial statements of the Company and all its subsidiaries. Intra-group transactions, including sales, profits, receivables and payables, have been eliminated on consolidation. All subsidiaries use uniform accounting policies for like transactions and other events and similar circumstances.

Business combinations

 The results of subsidiaries acquired in the year are included in the income statement from the date they are acquired. On acquisition, all of the subsidiaries’ assets and liabilities that exist at the date of acquisition are recorded at their fair values reflecting their condition at that date.

Segment reporting

At December 31, 2010, the Company was organized on a worldwide basis into three business segments, namely the Processor Division (PD), the Physical IP Division (PIPD) and the System Design Division (SDD). This is based upon the Company’s internal organization and management structure and is the primary way in which the Chief Operating Decision Maker (CODM) and the rest of the board are provided with financial information. The directors believe that the CODM is the Chief Executive Officer of the Company.

Segment expenses are expenses that are directly attributable to a segment together with the relevant portion of other expenses that can reasonably be allocated to the segment. Foreign exchange gains or losses, investment income, interest payable and similar charges and tax are not allocated by segment.

Segment assets and liabilities include items that are directly attributable to a segment plus an allocation on a reasonable basis of shared items. Corporate assets and liabilities are not included in business segments and are thus unallocated. At December 31, 2010 and 2009, these comprised cash and cash equivalents, short and long-term deposits, short-term marketable securities, available-for-sale investments, loans and receivables, embedded derivatives and the fair value of currency exchange contracts. Any current and deferred tax assets and liabilities are also not included in business segments and are thus unallocated.

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

(c)      Group companies. The results and financial positions of all Company entities (none of which has the currency of a hyper-inflationary economy) not based in the UK are translated into sterling as follows:

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

Revenue recognition

The Company follows the principles of IAS 18, “Revenue recognition”, in determining appropriate revenue recognition policies. In principle, therefore, revenue associated with the sale of goods is recognized when all of the following conditions have been satisfied:

•	the Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	the Company does not retain either continuing managerial involvement to the degree usually associated with ownership or effective control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the Company; and

•	the costs incurred or to be incurred in respect of the sale can be measured reliably.

Revenue associated with the rendering of services is recognized when all of the following conditions have been satisfied:

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow into the Company;

•	the stage of completion of the transaction at the end of the reporting period can be measured reliably; and

•	the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

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

Revenue from standard license products which are not modified to meet the specific requirements of each customer is recognized when the all of the conditions relevant to revenue associated with the sale of goods have been satisfied:

•	The significant risks and rewards of ownership are transferred when a license arrangement has been agreed and the goods have been delivered to the customer;

•	Continuing managerial involvement and effective control over goods sold is relinquished at the point at which goods are delivered to the customer;

•
Revenue is recognized to the extent that it is reliably measurable; any consideration due under the licensing arrangement that is not deemed to be reliably measurable is deferred until it can be measured reliably; and

•
Revenue is recognized to the extent that it is probable that the economic benefits associated with the transaction will flow to the Company; any economic benefits of the transaction that are deemed unlikely to flow to the Company are deferred until it becomes probable that they will flow to the Company.

The majority of the Company’s revenues come from the licensing of intellectual property and there are therefore very few direct costs associated with the sale of goods; where there are direct costs of sale, these are measured with reference to the purchasing agreements in place with the Company’s suppliers.

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

In particular, it considers:

•	whether there is sufficient certainty that the invoice will be raised in the expected timeframe, particularly where the invoicing milestone is in some way dependent on customer activity;

•	whether it has sufficient evidence that the customer considers that the Company’s contractual obligations have been, or will be, fulfilled;

•	whether there is sufficient certainty that only those costs expected to be incurred will indeed be incurred before the customer will accept that a future invoice may be raised; and

•	the extent to which previous experience with similar product groups and similar customers supports the conclusions reached.

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

Where agreements involve several components, the entire fee from such arrangements is allocated to each of the individual components based on each component’s fair value, where fair value is the price that is regularly charged for an item when sold separately. Where a component in a multiple-component agreement has not previously been sold separately, the assessment of fair value for that component is based on other factors, including, but not limited to, the price charged when it was sold alongside other items and the book price of the component relative to the book prices of the other components in the agreement. If fair value of one or more components in a multiple-component agreement is not determinable (where such component is not considered incidental to the overall arrangement), the entire arrangement fee is deferred until such fair value is determinable, or the component has been delivered to the licensee. Where, in substance, two or more elements of a contract are linked and fair values cannot be allocated to the individual components, the revenue recognition criteria are applied to the elements as if they were a single element.

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

In addition to the license fees, contracts generally contain an agreement to provide post-delivery service support, in the form of support, maintenance and training which consists of the right to receive services and/or unspecified product upgrades or enhancements that are offered on a when-and-if-available basis. Fees for post-delivery service support are generally specified in the contract. Revenue related to post-delivery service support is recognized based on fair value, which is determined with reference to contractual renewal rates. If no renewal rates are specified, and fair value of the post-delivery support service cannot be determined by other methods, the entire fee under the transaction is amortized and recognized on a straight-line basis over the contractual post-delivery service support period. Where renewal rates are specified, revenue for post-delivery service support is recognized on a straight-line basis over the period for which support and maintenance is contractually agreed by the Company with the licensee.

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

Royalty revenues are earned on sales by the Company’s customers of products containing ARM technology. Royalty revenues are recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of revenue can be reliably measured. Revenues are recognized when the Company receives notification from the customer of product sales, or receives payment of any fixed royalties. Notification is typically received in the quarter following shipment of the products by the customer.

Certain products have been co-developed by the Company and a collaborative partner, where both parties had the right to sell licenses to the product. In those cases where the Company receives royalty revenues from the sale of these products, the total value of the royalty is recorded as revenue and the amount payable to the collaborative partner is recorded as cost of sales. Where the collaborative partner collects royalties on the sales of these products, the Company records as revenue the commission it is due when informed by the collaborative partner that a sale has been made.

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

Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Costs, net of any lease incentives, in respect of operating leases are charged on a straight-line basis over the lease term even if payments are not made on such a basis.

Investment income, interest payable and similar charges

Investment income, interest payable and similar charges relate to interest income and expense, which is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Dividends

Distributions to equity holders are not recognized in the income statement under IFRS, but are disclosed as a component of the movement in shareholders’ equity. A liability is recorded for a dividend when the dividend is approved by the Company’s shareholders. Interim dividends are recognized as a distribution when paid.

Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period, excluding treasury, which are treated as cancelled. For diluted earnings per share, the weighted number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The diluted share base for the year ended December 31, 2010 excludes incremental shares of approximately 185,000 (2009: 11,986,000) related to employee share options. These shares are excluded due to their anti-dilutive effect as a result of the exercise price of these shares being higher than the market price.

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

Depreciation is calculated so as to write off the cost of property, plant and equipment, less their estimated residual values, which are adjusted, if appropriate, at each balance sheet date, on a straight-line basis over the expected useful economic lives of the assets concerned. The principal economic lives used for this purpose are:

Freehold buildings	25 years
Leasehold improvements	Five to seven years or term of lease, whichever is shorter
Computer equipment	Three to five years
Fixtures and fittings	Five to ten years
Motor vehicles	Four years

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

Although an independent valuation is made of any intangible assets purchased as part of a business combination, the directors are primarily responsible for determining the fair value of intangible assets. Developed technology, existing agreements and customer relationships, core technology, trademarks and tradenames, and order backlog are capitalized and amortized over a period of one to ten years, being a best estimate of the time that the Company is expected to benefit from them.

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

The annual impairment tests in 2008, 2009 and 2010 showed there was no impairment with respect to goodwill. Furthermore, no trigger events have been identified that would suggest the impairment of any of the Company’s other intangibles.

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

(b)      Loans and receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. “Accounts receivable” and “cash and cash equivalents” are classified as “Loans and receivables” in the balance sheet. Loans and receivables are measured initially at fair value and then annually are measured at amortized cost.

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

Equity securities that are not publicly traded are also classified as available-for-sale and are recorded at fair value plus transaction costs at the trade date. Given that the markets for these assets are not active, the Company establishes fair value by using valuation techniques. At December 31, 2010 and 2009, the estimated fair value of these investments approximated to cost less any permanent diminution in value, based on estimates determined by the directors.

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

In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are permanently impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any permanent impairment loss on that financial asset previously recognized in the income statement – is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement.

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

Short- and long-term deposits and short-term marketable securities

The Company considers all highly-liquid investments with original maturity dates of greater than three months but less than one year to be either short-term deposits or short-term marketable securities. Deposits with a maturity date of greater than one year from the balance sheet date are classified as long-term.

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

In the United Kingdom and the United States, the Company is entitled to a tax deduction for amounts treated as compensation on exercise of certain employee share options under each jurisdiction’s tax rules. As explained under “Share-based payments” below, a compensation expense is recorded in the Company’s income statement over the period from the grant date to the vesting date of the relevant options and awards. As there is a temporary difference between the accounting and tax bases, a deferred tax asset is recorded. The deferred tax asset arising is calculated by comparing the estimated amount of tax deduction to be obtained in the future (based on the Company’s share price at the balance sheet date) with the cumulative amount of the compensation expense recorded in the income statement. If the amount of estimated future tax deduction exceeds the cumulative amount of the compensation expense at the statutory rate, the excess is recorded directly in equity, against retained earnings.

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

	2008 £000	2009 £000	2010 £000
Gain/(loss) in income statement	12,518	(9,818)	(177)

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

Employer’s taxes on share options

Employer’s National Insurance in the United Kingdom and equivalent taxes in other jurisdictions are payable on the exercise of certain share options and vesting of share awards. In accordance with IFRS 2, this is treated as a cash-settled transaction. A provision is made, calculated using the intrinsic value of the relevant options and awards at the balance sheet date, pro-rated over the vesting period of the options.

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

The Company’s operations expose it to a variety of financial risks that include currency risk, interest rate risk, securities price risk, credit risk and liquidity risk.

Given the size of the Company, the directors have not delegated the responsibility for monitoring financial risk management to a sub-committee of the board. The policies set by the board of directors are implemented by the Company’s finance department. The Company has a treasury policy that sets out specific guidelines to manage currency risk, interest rate risk, credit risk and liquidity risk and also sets out circumstances where it would be appropriate to use financial instruments to manage these.

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

At December 31, 2010, the Company had outstanding currency exchange contracts to sell $65 million (2009: $45 million) for sterling. In addition, the Company utilizes option instruments which have various provisions that, depending on the spot rate at maturity, give either the Company or the counterparty the option to exercise. At December 31, 2010, the Company had outstanding currency options under which the Company may, under certain circumstances, be required to sell up to $208 million (2009: $106 million) for sterling. A common scenario with options of this type is that the spot price at expiry is such that neither the Company nor the counterparty chooses to exercise the option. The Company had $153 million (2009: $87 million) of accounts receivable denominated in US dollars at that date, and US dollar cash, cash equivalents, short-term investments and short-term marketable securities balances of $16 million (2009: $26 million). Thus, the Company’s currency exchange contracts and currency options at year-end potentially exceeded its US dollar current assets. This is because the Company has taken longer term positions through its currency exchange contracts given the expected nature of the Company’s cash flows.

The Company has elected not to apply hedge accounting, and all movements in the fair value of derivative foreign exchange instruments are recorded in the income statement, offsetting the foreign exchange movements on the accounts receivable, cash, cash equivalents, short-term investments and short-term marketable securities balances being hedged.

In addition, certain customers remit royalties and license fees in other currencies, primarily the euro. The Company is also required to settle certain expenses in euros, primarily in its French and German subsidiaries, and as the net amounts involved are not considered significant, the Company does not take out euro currency exchange contracts.

As at December 31, 2010, if sterling had strengthened by 10% against foreign currencies with all other variables held constant, post-tax profit for the year would have been £4.9 million lower (2009: sterling strengthened by 10%, post-tax profit lower by £2.7 million, 2008: sterling weakened by 10%, post tax-profit lower by £4.2 million), mainly as a result of the mix of financial instruments at respective year-ends.

Interest rate risk

At December 31, 2010, the Company had £305.1 million (2009: £148.8 million) of interest-bearing assets. At December 31, 2010, 89% (2009: 75%) of interest-bearing assets (comprising cash and cash equivalents; short- and long-term deposits and marketable securities; loans and receivables; and the Company’s convertible loan notes), are at fixed rates and are therefore exposed to fair value interest rate risk. Floating rate cash earns interest based on relevant national LIBID or base rate equivalents and is therefore exposed to cash flow interest rate risk. The proportion of funds held in fixed rather than floating rate deposits is determined in accordance with the policy outlined under “Liquidity risk” below. Other financial assets, such as available-for-sale investments, are not directly exposed to interest rate risk.

Had interest rates been 1% lower throughout the year, interest receivable would have reduced by approximately £1.9 million (2009: £0.9 million) and profit after tax by £1.4 million (2009: £0.6 million).

The Company had no borrowings during 2009 or 2010.

The Company had no derivative financial instruments to manage interest rate fluctuations in place at year-end since it has no loan financing, and as such no hedge accounting is applied. The Company’s cash flow is carefully monitored on a daily basis. Excess cash, considering expected future cash flows, is placed on either short-term or long-term deposit to maximize the interest income thereon. Daily surpluses are swept into higher-interest earning accounts overnight.

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

(i)       Listed investments. At December 31, 2010 and December 31, 2009, the Company had no listed investments.

(ii)      Unlisted investments. The Company had unlisted investments with a carrying value as at December 31, 2010 of £20.3 million (2009: £9.4 million). A permanent 10% fall in the underlying value of these companies as at December 31, 2010 would therefore have reduced the Company’s post-tax profit by £1.5 million (2009: £0.7 million, 2008: £0.1 million) and resulted in a £nil (2009: £nil) reduction in other components of equity.

Credit risk

Credit risk is managed on a Company basis. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions.

As at December 31, 2009 and 2010, the Company had no significant concentrations of credit risk. The amount of exposure to any individual counterparty is subject to a limit, which is reassessed periodically by the board of directors.

Financial instrument counterparties are subject to pre-approval by the board of directors and such approval is limited to financial institutions with at least an AA rating, or (in the case of UK building societies) had over £1 billion in assets, except in certain jurisdictions where the cash holding concerned is immaterial. At December 31, 2009 and 2010, the majority of the Company’s cash, cash equivalents, short- and long-term deposits and marketable securities were deposited with major clearing banks and building societies in the UK and US in the form of money market deposits and corporate bonds for varying periods up to two years.

Over 95% of the Company’s cash and cash equivalents, short- and long-term deposits and marketable securities were held with global financial institutions with at least an AA rating, or (in the case of UK building societies) had over £1 billion in assets, as at December 31, 2009 and 2010.

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

The Company markets and sells to a relatively small number of customers with individually large value transactions. At December 31, 2010, three (2009: one) customer accounted for just over 10% of accounts receivable. Monies from two of these customers have been received in full since the year end.  The remaining customer (for which outstanding balances are not yet due) is one of many large, established semiconductor companies that accounted in total for over 90% of the year-end accounts receivable balance, where the risk of default on monies owed was deemed negligible. The Company performs credit checks on all customers (other than those paying in advance) in order to assess their credit-worthiness and ability to pay its invoices as they become due. As such, the balance of accounts receivable not owed by the large semiconductor companies is still deemed by management to be of low risk of default due to the nature of the checks performed on them, and accordingly a relatively small allowance against these receivables is in place to cover this low risk of default.

No credit limits were exceeded during the reporting period and management does not expect any losses from non-performance by these counterparties.

Liquidity risk

The Company’s policy is to maintain balances of cash, cash equivalents, short- and long-term deposits and marketable securities, such that highly liquid resources exceed the Company’s projected cash outflows at all times.

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

	Less than six months £000	Between six months and one year £000
At December 31, 2010:
Accounts payable	4,305	—
Accrued and other liabilities	41,789	—
At December 31, 2009:
Accounts payable	2,280	—
Accrued and other liabilities	29,577	—

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

	Less than three months 000s	Over three months but less than six months 000s	Between six months and one year 000s
Forward foreign exchange contracts – held-for-trading at December 31, 2010
Outflow	$65,000	$—	$—
Inflow	£41,230	£—	£—
Foreign exchange options – held-for-trading at December 31, 2010
Outflow (maximum)	$60,000	$63,000	$85,500
Inflow (maximum)	£40,238	£42,034	£56,155
Forward foreign exchange contracts – held-for-trading at December 31, 2009
Outflow	$42,000	$3,000	$—
Inflow	£25,911	£1,892	£—
Foreign exchange options – held-for-trading at December 31, 2009
Outflow (maximum)	$36,000	$32,500	$37,500
Inflow (maximum)	£23,463	£21,014	£24,599

Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. The capital structure of the Company consists of cash, cash equivalents, short- and long-term deposits and marketable securities and capital and reserves attributable to equity holders of the Company, as disclosed in note 19 and the consolidated statement of changes in shareholders’ equity.

In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, sell assets to raise cash or take on debt.

Since 2004, the Company’s strategy has been to increase its balance sheet efficiency by reducing its cash balance via returning cash to shareholders through a progressive dividend policy and a share buyback program. Whilst the Company intends to further increase balance sheet efficiency over time, since 2008, recognizing the uncertain macroeconomic environment, the net cash balance was increased from £51.3 million at the start of 2008 to £78.8 million at December 31, 2008, £141.8 million at December 31, 2009 and to £291.8 million at December 31, 2010. In the year, the dividend was increased by 20% reflecting the board’s long-term confidence in the business. No share buybacks were made in the year, though the program remains in place and will be used as and when the board believe it is appropriate to do so. The capital structure is continually monitored by the Company.

Fair value of currency exchange contracts

The fair value of currency exchange contracts is estimated using the settlement rates. The estimation of the fair value of the liability in respect of currency exchange contracts is £201,000 at December 31, 2010 (2009: asset of £457,000). The resulting gains and losses on the movement of the fair value of currency exchange contracts is recognized in the income statement under general and administrative expenses, as shown below:

	2008 £000	2009 £000	2010 £000
(Loss)/gain in income statement	(17,961)	18,914	(658)

Valuation hierarchy

The table below shows the financial instruments carried at fair value by valuation method:

	Level 1*	Level 2*	Level 3*	Total
2010	£000	£000	£000	£000
Assets
Fair value through the income statement:
Embedded derivatives	—	2,303	—	2,303
	—	2,303	—	2,303
Available-for-sale:
Other long-term investments	—	—	20,329	20,329
	—	—	20,329	20,329
Total Assets	—	2,303	20,329	22,632

*
Level 1 valued using unadjusted quoted prices in active markets for identical instruments. Level 2 valued using techniques based significantly on observable market data. Level 3 valued using information other than observable market data.

As at December 31, 2010 there was a liability for currency exchange contacts of £201,000 (2009: £nil), which is considered to be a level 2 valuation.

	Level 1*	Level 2*	Level 3*	Total
2009	£000	£000	£000	£000
Assets
Fair value through the income statement:
Embedded derivatives	—	2,480	—	2,480
Currency exchange contracts	—	457	—	457
	—	2,937	—	2,937
Available-for-sale:
Short-term marketable securities	1,795	—	—	1,795
Other long-term investments	—	—	9,432	9,432
	1,795	2,937	9,432	11,227
Total Assets	1,795	2,937	9,432	14,164

Level 3 financial assets

Other long-term investments £000
Balance at January 1, 2010	9,432
Additions	11,019
Disposals	(122)
Balance at December 31, 2010	20,329

Other long-term investments £000
Balance at January 1, 2009	1,167
Additions	9,116
Disposals	(439)
Impairments	(412)
Balance at December 31, 2009	9,432

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

Impairment of goodwill

The Company tests goodwill for impairment at least annually. This requires an estimation of the value in use of the cash generating units (CGUs) to which goodwill is allocated. As discussed in detail in note 15, estimating the value in use requires the Company to make an estimate of the expected future cash flows from the CGUs and also to choose a suitable discount rate in order to calculate the present values of those cash flows. The Company uses a pre-tax discount rate of approximately 11% (2009: 12%).

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

At December 31, 2010, the Company was organized on a worldwide basis into three main business segments:

Processor Division (PD), encompassing those resources that are centered around microprocessor cores, including specific functions such as graphics IP, fabric IP, embedded software and configurable digital signal processing IP.

Physical IP Division (PIPD), concerned with the building blocks necessary for translation of a circuit design into actual silicon.

System Design Division (SDD), focused on the tools and models used to create and debug software and system-on-chip (SoC) designs.

This is based upon the Company’s internal organization and management structure and is the primary way in which the CODM is provided with financial information. Whilst revenues are also reported into four main revenue streams (namely licensing, royalties, development systems and services), the costs, operating results and balance sheets are only analysed into these three divisions. Further, the information provided to the CODM is based on the normalized profit before tax and therefore this information is provided as well as the equivalent profits stated under IFRS.

The reconciling items: intangible amortisation and other acquisition related charges; share-based payments costs including employers taxes; restructuring and investment related charges are analysed below in addition to an analysis of revenues; operating costs; investment income; interest payable and similar charges; profit/(loss) before tax; tax; profit/(loss) after tax; depreciation; capital expenditure; total assets and liabilities; net assets and goodwill for each segment and the Company in total.

Business segment information

Year ended December 31, 2010	Processor Division £000	Physical IP Division £000	System Design Division £000	Unallocated £000	Company £000
Segmental income statement
Revenue	315,747	54,855	35,993	—	406,595
Operating costs	(179,224)	(82,519)	(39,493)	1,600	(299,636)
Investment income	—	—	—	3,634	3,634
Interest payable and similar charges	—	—	—	(566)	(566)
Profit/(loss) before tax	136,523	(27,664)	(3,500)	4,668	110,027
Tax	—	—	—	(24,053)	(24,053)

Year ended December 31, 2010	Processor Division £000	Physical IP Division £000	System Design Division £000	Unallocated £000	Company £000
Profit/(loss) for the year	136,523	(27,664)	(3,500)	(19,385)	85,974
Reconciliation to normalized profit/(loss) before tax
Intangible amortization and other acquisition related charges	2,181	8,413	801	—	11,395
Share-based payment costs including employer’s taxes	24,969	9,949	6,992	—	41,910
Restructuring charges	(358)	—	(15)	—	(373)
Investment related charges	4,448	—	—	—	4,448
Normalized profit/(loss) before tax	167,763	(9,302)	4,278	4,668	167,407
Segmental balance sheet
Total assets	239,918	414,929	29,820	399,995	1,084,662
Total liabilities	(115,854)	(38,576)	(14,609)	(20,718)	(189,757)
Net assets	124,064	376,353	15,211	379,277	894,905
Other segmental items
Depreciation	3,045	2,470	604	—	6,119
Capital expenditure	3,889	2,773	693	—	7,355
Goodwill	139,560	377,767	14,958	—	532,285
Revenue (US dollar)	$490,747	$85,143	$55,417	—	$631,307

Year ended December 31, 2009	Processor Division £000	Physical IP Division £000	System Design Division £000	Unallocated £000	Company £000
Segmental income statement
Revenue	227,191	44,890	32,941	—	305,022
Operating costs	(148,820)	(81,070)	(37,019)	7,501	(259,408)
Investment income	—	—	—	1,788	1,788
Interest payable and similar charges	—	—	—	(143)	(143)
Profit/(loss) before tax	78,371	(36,180)	(4,078)	9,146	47,259
Tax	—	—	—	(6,820)	(6,820)
Profit/(loss) for the year	78,371	(36,180)	(4,078)	2,326	40,439
Reconciliation to normalized profit/(loss) before tax
Intangible amortization and other acquisition related charges	2,598	12,056	1,500	—	16,154
Share-based payment costs including employer’s taxes	13,906	6,489	4,304	—	24,699
Restructuring charges	7,292	348	831	—	8,471
Investment related charges	188	—	—	—	188
Normalized profit/(loss) before tax	102,355	(17,287)	2,557	9,146	96,771
Segmental balance sheet
Total assets	215,271	402,223	28,089	198,900	844,483
Total liabilities	(54,457)	(24,839)	(9,234)	(17,256)	(105,786)
Net assets	160,814	377,384	18,855	181,644	738,697
Other segmental items
Depreciation	2,775	2,140	703	—	5,618
Capital expenditure	2,860	3,427	588	—	6,875
Goodwill	135,723	366,258	14,817	—	516,798
Revenue (US dollar)	365,730	72,148	51,575	—	489,453

Year ended December 31, 2008	Processor Division £000	Physical IP Division £000	System Design Division £000	Unallocated £000	Company £000
Segmental income statement
Revenue	221,354	46,432	31,148	—	298,934
Operating costs	(124,597)	(73,173)	(38,189)	(3,032)	(238,991)
Investment income	—	—	—	3,297	3,297
Interest payable	—	—	—	(51)	(51)
Profit/(loss) before tax	96,757	(26,741)	(7,041)	214	63,189
Tax	—	—	—	(19,597)	(19,597)
Profit/(loss) for the year	96,757	(26,741)	(7,041)	(19,383)	43,592
Reconciliation to normalized profit/(loss) before tax
Intangible amortization and other acquisition related charges	1,337	16,116	2,530	—	19,983
Share-based payment costs including employer’s taxes	9,208	3,821	2,879	—	15,908
Restructuring charges	—	1,359	513	—	1,872
Investment related charges
Normalized profit/(loss) before tax	107,302	(5,445)	(1,119)	214	100,952
Segmental balance sheet
Total assets	235,899	463,302	32,136	116,846	848,183
Total liabilities	(41,696)	(20,192)	(10,617)	(35,335)	(107,840)
Net assets	194,203	443,110	21,519	81,511	740,343
Other segmental items
Depreciation	2,740	1,496	934	—	5,170
Capital expenditure	3,444	4,466	810	—	8,720
Goodwill	143,649	407,940	16,255	—	567,844
Revenue (US dollar)	403,541	84,874	57,796	—	546,211

There are no inter-segment revenues. Unallocated operating costs are foreign exchange revaluation on monetary items, including cash and cash equivalents. Unallocated assets and liabilities include: cash and cash equivalents; short- and long-term deposits; available-for-sale investments; marketable securities; loans and receivables; embedded derivatives; fair value of currency exchange contracts; deferred tax balances; current tax and VAT. Capital expenditure comprises additions to property, plant and equipment and other intangible assets, including additions resulting from acquisitions through business combinations. The results of each segment have been prepared using accounting policies consistent with those of the Company as a whole.

Geographical information

The Company manages its business segments on a global basis. The operations are based in three main geographical areas. The United Kingdom is the home country of the parent. The main operations are in the following principal territories:

•	Europe

•	United States

•	Asia Pacific

Analysis of revenue by destination*:

	2008 £000	2009 £000	2010 £000
United States	90,648	84,747	129,252
Taiwan	26,746	34,828	51,839
South Korea	33,472	41,381	48,664
Japan	54,561	48,014	46,405
China	10,008	15,835	30,722
British Virgin Islands	15,985	14,550	21,346

	2008 £000	2009 £000	2010 £000
Germany	10,451	8,481	16,271
Netherlands	16,410	14,347	14,794
Switzerland	5,409	10,369	13,316
Rest of Europe	19,214	13,936	13,930
Rest of North America	6,370	10,702	10,460
Rest of Asia Pacific	9,660	7,832	9,596
	298,934	305,022	406,595

*	Destination is defined as the location of ARM’s customers.

The Company’s revenue within the home country of the parent company amounted to £3.8 million, £1.7 million and £3.5 million for the years ended December 31, 2010, 2009 and 2008, respectively.

The Company’s exports from the United Kingdom were £391.0 million, £293.2 million and £281.1 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Analysis of revenue by origin:

	2008 £000	2009 £000	2010 £000
Europe*	286,299	296,785	396,399
United States	12,181	7,838	9,901
Asia Pacific	454	399	295
	298,934	305,022	406,595

*	Includes the United Kingdom which had total revenues of £394.8 million in 2010 (2009: £295.0 million, 2008: £284.6 million).

Analysis of revenue by revenue stream:

	2008 £000	2009 £000	2010 £000
Licensing	103,506	98,446	132,528
Royalties	147,728	155,447	217,624
Services	16,552	18,188	20,450
Development systems	31,148	32,941	35,993
	298,934	305,022	406,595

Analysis of non-current assets (excluding deferred tax assets, goodwill and other intangible assets):

	2008 £000	2009 £000	2010 £000
Europe*	8,278	14,410	43,134
United States	8,502	7,975	7,088
Asia Pacific	2,411	2,223	2,808
	19,191	24,608	53,030

*	Includes the United Kingdom which had non-current assets (excluding deferred tax assets, goodwill and other intangible assets) of £42.7 million in 2010 (2009: £14.0 million, 2008: £7.8 million).

3	Key management compensation and directors’ emoluments

Key management compensation

The directors are of the opinion that the key management of the Company comprises the executive and non-executive directors of ARM Holdings plc together with the Executive Committee (comprising all directors of ARM Limited and certain senior management). These persons have authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly. At December 31, 2010, key management comprised 22 people (2009: 21).

The aggregate amounts of key management compensation are set out below:

	2008 £000	2009 £000	2010 £000
Salaries and short-term employee benefits	5,756	6,441	8,395
Share-based payments	3,114	2,697	2,976
Company pension contributions to money purchase schemes	312	341	393
	9,182	9,479	11,764

Directors’ emoluments

The aggregate emoluments of the directors of the Company are set out below:

	2008 £000	2009 £000	2010 £000
Aggregate emoluments in respect of qualifying services	3,602	3,842	4,632
Aggregate Company pension contributions to money purchase schemes	194	203	226
Aggregate gains on exercise of share options	12	976	6,178
Aggregate amounts receivable under the Long Term Incentive Plan	635	477	5,133
	4,443	5,498	16,169

4	Employee information

The average number of persons, including executive directors, employed monthly by the Company during the year was:

	2008 Number	2009 Number	2010 Number
By segment
Processor Division	834	893	1,031
Physical IP Division	532	512	496
System Design Division	345	318	272
	1,711	1,723	1,799

	2008 Number	2009 Number	2010 Number
By activity
Research and development	1,115	1,141	1,208
Sales and marketing	350	334	337
General and administrative	246	248	254
	1,711	1,723	1,799

	2008 £000	2009 £000	2010 £000
Staff costs (for the above persons)
Wages and salaries	96,893	106,711	124,412
Restructuring costs	2,166	8,659	373
Share-based payments (note 22)	15,409	19,001	27,129
Social security costs	10,698	12,362	16,288
Other pension costs	4,594	5,281	5,871
	129,760	152,014	174,073

5	Profit before tax: analysis of expenses by nature

The following items have been charged/(credited) to the income statement in arriving at profit before tax:

	2008 £000	2009 £000	2010 £000
Staff costs, including share-based payments (note 4)	129,760	152,014	174,073
Cost of inventories recognized as an expense (included in cost of sales)	3,522	2,659	3,308
Depreciation of property, plant and equipment – owned assets (note 14)	5,170	5,618	6,119
Amortization of other intangible assets (note 16):
Cost of sales	463	385	255
Research and development	10,854	7,656	3,544
Sales and marketing	8,074	8,483	7,851
General and administrative	2,391	2,811	2,180
Impairment of available-for-sale investments	—	412	—
Profit on disposal of available-for-sale investment	—	(224)	(37)
Loss on disposal of property, plant and equipment and intangible assets	36	79	252
Other operating lease rentals payable:
Plant and machinery	12,075	17,524	21,837
Property	6,960	6,610	6,323
Accounts receivables impairment (including movement in provision)	3,702	1,018	(904)
Foreign exchange gains/(losses) (including movement on embedded derivatives)	3,032	(7,309)	(1,501)

Services provided by the Company’s auditor and its associates

During the year the Company (including its overseas subsidiaries) obtained the following services from the Company’s auditor and its associates:

	2008 £000	2009 £000	2010 £000
Fees payable to the Company’s auditor for the audit of the Company and consolidated financial statements	294	241	243
Fees payable to the Company’s auditor and its associates for other services:
The audit of the Company’s subsidiaries pursuant to legislation	247	238	230
Services pursuant to section 404 of the Sarbanes-Oxley Act	255	247	240
Other services pursuant to legislation	52	86	81
Statutory audit, financial reporting and other related services	848	812	794

	2008 £000	2009 £000	2010 £000
Tax services	364	412	174
All other services	430	109	50
	1,642	1,333	1,018

6	Tax

Analysis of charges in the year:

	2008 £000	2009 £000	2010 £000
Current tax:
Current tax on profits for the year	25,458	20,456	31,391
Adjustments in respect of prior years	(707)	(2,664)	298
Total current tax	24,751	17,792	31,689
Deferred tax	(5,154)	(10,972)	(7,636)
Income tax expense	19,597	6,820	24,053

Analysis of tax on items charged to equity:

	2008 £000	2009 £000	2010 £000
Deferred tax credit on available-for-sale investments	84	−	−
Deferred tax charge/(credit) on outstanding share options and awards	1,838	(9,593)	(29,033)
Current tax benefit on share options and awards	(808)	(785)	(7,601)

The tax for the year is different to the standard rate of corporation tax in the United Kingdom as explained below:

	2008 £000	2009 £000	2010 £000
Profit before tax	63,189	47,259	110,027
Profit before tax multiplied by rate of corporation tax in the UK of 28% (2009: 28%, 2008: 28.5%)	18,009	13,233	30,808
Effects of:
Adjustments to tax in respect of prior years	(707)	(2,664)	298
Adjustments in respect of foreign tax rates	1,174	295	1,203
Research and development tax credits	(5,424)	(5,650)	(7,265)
Permanent differences–foreign exchange	279	4,462	−
Permanent differences–other*	1,979	402	1,340
Permanent differences–recognition of US deferred tax assets	(1,786)	—	(4,005)
Foreign withholding tax	2,551	1,648	2,013
Amortization of other intangible assets	(1,524)	(1,294)	(641)
Timing differences in respect of share-based payments	3,170	(3,612)	302
Other differences	1,876	—	−
Total taxation	19,597	6,820	24,053

*	Includes expenditure disallowable for tax purposes.

Deferred tax

Deferred tax is calculated in full on temporary differences under the liability method using the tax rate relevant to each tax jurisdiction.

The movement on the deferred tax account is shown below:

	2008 £000	2009 £000	2010 £000
At January 1	17,598	22,840	42,004
Income statement credit	5,154	10,972	7,636
Adjustment in respect of share-based payments	(1,838)	9,593	29,033
Exchange differences	3,404	(1,408)	(387)
Available-for-sale investments	(84)	—	−
Amount acquired with subsidiary undertakings	(1,394)	7	−
At December 31	22,840	42,004	78,286

Deferred tax assets have been partially recognized in respect of tax losses and other temporary differences giving rise to deferred tax assets because it is not probable that the unrecognized portion of these assets will be recovered. Previously unrecognized deferred tax assets of £4,005,000 in the US have been recognized due to the increased likelihood that these will be recoverable.

The amount of deferred tax assets unrecognized at December 31, 2010 is £1,425,000 (2009: £7,678,000).

No deferred tax has been recognized in respect of a further £23.0 million (2009: £29.0 million) of unremitted earnings of overseas subsidiaries because the Company is in a position to control the timing of the reversal of the differences and either it is probable that such differences will not reverse in the foreseeable future or no tax is payable on the reversal.

In June 2010, the UK government announced its intention to reduce the main rate of UK corporation tax from 28% to 24% by April 1, 2014 by enacting, every year until 2014, a reduction of 1%. At December 31, 2010, the first of these reductions, being a change in UK corporation tax rate from 28% to 27% on April 1, 2011, had been substantively enacted. The government also announced that the main rate of capital allowances will decrease from 20% to 18% from April 1, 2012. These changes have not had a material impact on the deferred tax balances as at December 31, 2010.

The movements in deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction as permitted by IAS 12, “Income Taxes”) during the year are shown below. Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the balances net.

Deferred tax assets

	Amounts relating to share-based payments £000	Temporary difference on available for-sale investments £000	Temporary differences relating to fixed assets £000	Tax losses and R&D tax credits carried forward £000	Non deductible reserves £000	Total £000
At January 1, 2010	18,945	374	6,914	9,154	12,075	47,462
Income statement credit/(charge)	614	(361)	(1,046)	7,621	(2,470)	4,358
Movement on deferred tax arising on outstanding share options	25,626	—	—	—	—	25,626
Unutilized current year share option deductions	—	—	—	3,407	—	3,407
Exchange differences	—	—	—	(310)	—	(310)
At December 31, 2010 (prior to offsetting)	45,185	13	5,868	19,872	9,605	80,543
Offsetting of deferred tax liabilities						(1,956)

	Amounts relating to share-based payments £000	Temporary difference on available for-sale investments £000	Temporary differences relating to fixed assets £000	Tax losses and R&D tax credits carried forward £000	Non deductible reserves £000	Total £000
At December 31, 2010 (after offsetting)						78,587
At January 1, 2009	5,150	594	7,306	14,074	9,604	36,728
Income statement credit/(charge)	5,311	(220)	(392)	(4,152)	2,471	3,018
Movement on deferred tax arising on outstanding share options	9,593	—	—	—	—	9,593
Unutilized current year share option deductions	(1,109)	—	—	1,109	—	—
Exchange differences	—	—	—	(1,877)	—	(1,877)
At December 31, 2009 (prior to offsetting)	18,945	374	6,914	9,154	12,075	47,462
Offsetting of deferred tax liabilities						(4,738)
At December 31, 2009 (after offsetting)						42,724

Deferred tax liabilities

	Amounts relating to intangible assets arising on acquisition £000	Other £000	Total £000
At January 1, 2010	4,763	695	5,458
Movement in respect on amortization of intangible assets	(3,361)	—	(3,361)
Other short-term differences	—	83	83
Exchange differences	77	—	77
At December 31, 2010 (prior to offsetting)	1,479	778	2,257
Offsetting of deferred tax assets			(1,956)
At December 31, 2010 (after offsetting)			301
At January 1, 2009	10,444	3,444	13,888
Acquired with subsidiary (Logipard)	(7)	—	(7)
Movement in respect on amortization of intangible assets	(5,205)	—	(5,205)
Other short-term differences	—	(2,749)	(2,749)
Exchange differences	(469)	—	(469)
At December 31, 2009 (prior to offsetting)	4,763	695	5,458
Offsetting of deferred tax assets			(4,738)
At December 31, 2009 (after offsetting)			720
The deferred tax liability due after more than one year prior to offsetting is £1,308,000 (2009: £1,198,000).

7	Dividends

	2008 £000	2009 £000	2010 £000
Final 2007 paid at 1.20 pence per share	15,267	—	—
Interim 2008 paid at 0.88 pence per share	11,116	—	—
Final 2008 paid at 1.32 pence per share	—	16,634	—
Interim 2009 paid at 0.97 pence per share	—	12,327	—
Final 2009 paid at 1.45 pence per share	—	—	19,022
Interim 2010 paid at 1.16 pence per share	—	—	15,301
	26,383	28,961	34,323

In addition, the directors are proposing a final dividend in respect of the financial year ended December 31, 2010 of 1.74 pence per share which will absorb an estimated £23.4 million of shareholders’ funds. It will be paid on May 18, 2011 to shareholders who are on the register of members on May 3, 2011.

8	Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held as treasury stock which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Company had two categories of dilutive potential ordinary shares during the year: those being share options granted to employees and directors where the exercise price is less than the average market price of the Company’s ordinary shares during the year and the awards made under the Company’s Restricted Stock Unit (RSU), Deferred Annual Bonus Plan (DAB) and Long Term Incentive Plan (LTIP) schemes. For 2010, 2009 and 2008 no shares that were allocated for awards under the LTIP were included in the diluted EPS calculation as the performance criteria could not be measured until the conclusion of the performance period.

Reconciliations of the earnings and weighted average number of shares used in the calculations are shown on the face of the income statement.

9	Cash and cash equivalents

	2009 £000	2010 £000
Cash at bank and in hand	32,489	29,363
Bank deposits with original maturity of less than three months	2,000	—
	34,489	29,363

Cash and cash equivalents. The carrying amount approximates to fair value because of the short-term maturity of these instruments being no greater than three months.

The effective interest rate on bank deposits (with original maturity of less than three months) outstanding as at December 31, 2009 was 1.5% and these deposits had an average maturity of 27 days.

10	Accounts receivable

	2009 £000	2010 £000
Trade debtors (including receivables from related parties – see note 26)	55,289	99,068
Less: Provision for impairment of trade debtors	(2,395)	(2,091)
Trade debtors, net	52,894	96,977
Amounts recoverable on contracts	12,353	8,691
Current accounts receivable	65,247	105,668

Movements in the Company’s provision for impairment of trade debtors are as follows:

	2008 £000	2009 £000	2010 £000
At January 1	(1,504)	(1,744)	(2,395)
Credit/(charge) to income statement	(641)	(1,018)	904
Reclassification/(utilized)	430	263	(543)
Foreign exchange	(29)	104	(57)
At December 31	(1,744)	(2,395)	(2,091)

See also note 18 for further disclosure regarding the credit quality of the Company’s gross trade debtors.

11	Prepaid expenses and other assets

	2009 £000	2010 £000
Other receivables	9,414	5,968
Prepayments and accrued income	14,221	12,463
Current prepaid expenses and other assets	23,635	18,431
Plus: non-current prepayments and accrued income	1,611	1,920
Total prepaid expenses and other assets	25,246	20,351

12	Inventories

	2009 £000	2010 £000
Finished goods	2,138	2,043
Less: Provision for obsolescence of inventories	(458)	(259)
	1,680	1,784

13	Available-for-sale financial assets

Current:

Short-term marketable securities £000
At January 1, 2010	1,795
Net cash redeemed in the year	(1,950)
Revaluation through equity	155
At December 31, 2010	—

Short-term marketable securities £000
At January 1, 2009	1,816
Revaluation through equity	130
Exchange differences	(151)
At December 31, 2009	1,795

Non-Current:

Other long-term investments £000
Net book value
At January 1, 2010	9,432
Additions	11,019
Disposals	(122)
At December 31, 2010	20,329

Other long-term investments £000
Net book value
At January 1, 2009	1,167
Additions	9,116
Disposals	(439)
Exchange differences	(412)
At December 31, 2009	9,432

Short-term marketable securities.

There is a readily available market for these investments. Unrealized gains and losses on these investments are recognized directly in equity via the revaluation reserve. The Company recognizes an impairment charge when the decline in fair value below cost is judged to be other than temporary. At December 31, 2009, the fair value was equal to cost. At December 31, 2010, the Company had no such securities.

Other long-term investments

Those unlisted companies in which the Company has invested are generally early-stage development enterprises, which are generating value for shareholders through research and development activities, and most do not currently report profits (carrying value at December 31, 2010: £20,329,000; 2009: £9,432,000). The directors are of the opinion that the fair value of these investments approximates to carrying value. Provisions have been made against other investments to reflect any impairment in value.

Additions in the year included:

–      further convertible loan notes to Cognovo Limited (a UK company specializing in software-defined modem techniques and solutions);

–      a 13% investment and a further convertible loan note to Ideaworks 3D Limited (a UK software company specializing in enabling games and applications to be deployed across multiple platforms and operating systems on mobile devices);

–      a convertible loan note to Nethra Imaging Inc. (a US chip company specializing in imaging solutions);

–      a 27% investment (comprising 13% voting and 14% non-voting shares) in Calxeda Inc. (a US company, formerly called Smooth-stone Inc., specializing in low-power server technology); and

–      a 12% investment in Ambiq Micro Inc. (a US company specializing ultra low-power microcontrollers).

During the year, the Company disposed of its investment in CoWare Inc. (a company which develops system-on-chip software for a wide range of applications).

Other investments include a 5% holding in Arteris Holdings Inc. (a US network-on-chip company), a 5% holding in Carbon Design Systems Inc. (a US system-on-chip design solutions company), a 10% holding in Cyclos Semiconductor Inc. (a US company specializing in on-chip energy harvesting), a 5% holding in eSol Co. Ltd (an embedded software company in Japan) and a 5% holding in Triad Semiconductor Inc. (a US chip company specializing in mixed signal ASICs).

Available-for-sale financial assets include the following:

	2009 £000	2010 £000
Unlisted short-term marketable securities – United States	1,795	−
Total current financial assets	1,795	−
Unlisted equity securities – United Kingdom	25	579
Unlisted equity securities – China	123	174
Unlisted equity securities – Japan	890	890
Unlisted equity securities – United States	1,416	5,613
Convertible loan notes – United Kingdom	6,615	10,624
Convertible loan notes – United States	363	2,449
Total non-current financial assets	9,432	20,329
Total financial assets	11,227	20,329

Available-for-sale financial assets are denominated in the following currencies:

	2009 £000	2010 £000
Sterling	9,069	17,880
US dollars	2,158	2,449
Total financial assets	11,227	20,329

14	Property, plant and equipment

	Freehold buildings £000	Leasehold improvements £000	Computer equipment £000	Fixtures, fittings and motor vehicles £000	Total £000
Cost
At January 1, 2010	190	20,709	21,686	5,678	48,263
Additions	−	324	5,161	697	6,182
Disposals	−	(3,709)	(1,428)	(1,298)	(6,435)
Exchange differences	−	359	512	244	1,115
At December 31, 2010	190	17,683	25,931	5,321	49,125
Aggregate depreciation
At January 1, 2010	87	14,178	17,027	3,406	34,698
Charge for the year	7	1,537	3,770	805	6,119
Transfers	−	3	(3)	−	−
Disposals	−	(3,613)	(1,431)	(1,191)	(6,235)
Exchange differences	−	103	367	226	696
At December 31, 2010	94	12,208	19,730	3,246	35,278
Net book value At December 31, 2010	96	5,475	6,201	2,075	13,847

	Freehold buildings £000	Leasehold improvements £000	Computer equipment £000	Fixtures, fittings and motor vehicles £000	Total £000
Cost
At January 1, 2009	190	19,573	21,689	6,127	47,579
Additions	−	2,610	2,636	784	6,030
Transfers	−	(18)	76	(58)	−
Disposals	−	(840)	(1,717)	(789)	(3,346)
Exchange differences	−	(616)	(998)	(386)	(2,000)
At December 31, 2009	190	20,709	21,686	5,678	48,263

	Freehold buildings £000	Leasehold improvements £000	Computer equipment £000	Fixtures, fittings and motor vehicles £000	Total £000
Aggregate depreciation
At January 1, 2009	79	13,620	16,218	3,465	33,382
Charge for the year	8	1,434	3,252	924	5,618
Transfers	−	2	10	(12)	−
Disposals	−	(742)	(1,700)	(776)	(3,218)
Exchange differences	−	(136)	(753)	(195)	(1,084)
At December 31, 2009	87	14,178	17,027	3,406	34,698
Net book value At December 31, 2009	103	6,531	4,659	2,272	13,565

15	Goodwill

£000
At January 1, 2009	567,844
Revision to consideration and intangible assets – Logipard	103
Exchange differences	(51,149)
At December 31, 2009	516,798
Exchange differences	15,487
At December 31, 2010	532,285

During the fourth quarter of 2010, the Company tested its balance of goodwill for impairment in accordance with IAS 36, “Impairment of assets.” No impairment charge was recorded as a result of this annual impairment test.

Goodwill is allocated to the Company’s CGUs according to business segment. The carrying amounts of goodwill by CGU at December 31, 2010 are summarized below:

	Processor Division £000	Physical IP Division £000	System Design Division £000	Company £000
Goodwill relating to Artisan	125,923	377,767	−	503,690
Goodwill relating to Falanx	9,400	−	−	9,400
Goodwill relating to Axys	−	−	7,777	7,777
Goodwill relating to KEG and KSI	−	−	7,150	7,150
Goodwill relating to Logipard	2,177	−	−	2,177
Goodwill relating to other acquisitions	2,060	−	31	2,091
Goodwill at December 31, 2010	139,560	377,767	14,958	532,285
Goodwill at December 31, 2009	135,723	366,258	14,817	516,798

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

The key assumptions in the value-in-use calculations were:

Period over which the directors have projected cash flows. A ten-year forecast period is used with an assumed terminal growth rate after 2020 of 3% per annum. It is considered appropriate to use a ten-year forecast period to properly reflect the period over which the benefits of the acquired businesses to the Processor Division are expected to accrue.

Revenue growth. Revenue growth assumptions are based on financial budgets and forecasts approved by senior management, taking into account typical semiconductor industry growth rates and ARM’s historical experience in the context of wider industry and economic conditions.

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

Discount rate. Future cash flows are discounted at a rate of 10% per annum post tax.

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

The key assumptions in the value in use calculations were:

Period over which the directors have projected cash flows A ten-year forecast period is used with an assumed terminal growth rate after 2020 of 3% per annum. Given the long-term nature of the ARM licensing and royalty business model, it is considered appropriate to use a ten-year forecast period to assess the expected future cash flows to be generated from the assets under review. The Company’s experience in PD indicates that the base of licenses grows gradually over time as licensees outsource an increasing proportion of their physical IP needs, with royalties, which are a function of the cumulative licensing base, increasing accordingly.

Revenue growth Revenue is assumed to grow by approximately 12% per annum on average for the next five years, falling to 4% per annum by 2020, reflecting the uncertainty of estimating revenues in the years further in the future. Since the acquisition of Artisan at the end of 2004, PIPD has accelerated the development of leading-edge physical IP technology. As semiconductor process geometries shrink, PIPD is expected to have more licensing opportunities across a broader range of foundries and other semiconductor companies. Royalty revenues are expected to increase going forward as a result of the growth in the installed license base, both before and after the acquisition of Artisan.

US dollar license revenues increased by 15% year-on-year in 2010 and royalty revenues increased by 21%. The increase in revenues was due not only to the improved economic climate during 2010 but also further success in signing licenses for leading edge physical IP technology. As a result, backlog increased by 34% in 2010 compared with the beginning of the year.  The directors believe that the investment of the past few years in the technology portfolio will not only bring growth in future years to PIPD but also contribute significantly to the success of PD as the synergistic benefits of the combined technologies begin to accrue. Further evidence of this was seen in 2010 with a number of licenses being signed for Processor Optimization Packages (POPs).  These POPs enable an enhanced performance in PD processors.

Operating margins Operating margins are assumed to increase gradually over time to around 30% by the end of the forecast period. In 2010, PIPD made a loss, mostly as a result of the continued level of investment in the development of leading-edge technology in advance of the revenues from both licensing and royalties being received. Margins are expected to improve significantly in future years as license revenues from leading-edge products gather pace and royalties increase at effectively 100% margins. Costs are expected to remain relatively flat in real terms.

This timescale is consistent with ARM’s experience in developing the processor licensing and royalty model. ARM has signed over 700 processor licenses with more than 250 customers over the last 20 years with less than half of these paying royalties thus far. As royalty revenues are a function of cumulative licensing, royalty growth gathers momentum as the licensing base grows – ARM processor royalties have increased from $38 million in 2002 to $291 million in 2010.

Discount rate Future cash flows are discounted at a rate of 10% per annum post tax.

The directors are confident that the amount of goodwill allocated to PIPD and the assumptions used in estimating its fair value are appropriate.

Whilst it is conceivable that a key assumption in the calculation could change, the directors believe that no reasonably foreseeable changes to key assumptions would result in an impairment of goodwill, such is the margin by which the estimated fair value exceeds the carrying value. The overall assessment is most sensitive to changes in the assumed revenues. Although an overall compound annual growth rate of 12% for the next five years, dropping to 4% by 2020 is anticipated by the directors in reaching their conclusions, an annual growth rate of 7% would support the carrying value of goodwill within the division.

System Design Division (SDD)

The System Design Division is concerned with the tools and models used to create and debug software and system-on-chip (SoC) designs.

The key assumptions in the value in use calculations were:

Period over which the directors have projected cash flows A five-year forecast period is used with an assumed terminal growth rate after 2015 of 3% per annum. It is considered appropriate to use a five-year forecast period to properly reflect the weighted average period over which the benefits of the acquisitions of Axys, KEG and KSI are expected to accrue.

Revenue growth. Revenue growth assumptions are based on financial budgets and forecasts approved by senior management, taking into account typical semiconductor industry growth rates and ARM’s historical experience in the context of wider industry and economic conditions.

Operating margins Operating margins are assumed to be around 14% on average during the period.

Discount rate Future cash flows are discounted at a rate of 10% per annum post tax.

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

16	Other intangible assets

	Computer software £000	Patents and licenses £000	In-process research and development £000	Developed technology £000	Existing agreements and customer relationships £000	Core technology £000	Trademarks and trade names £000	Order backlog £000	Total £000
Cost
At January 1, 2010	9,587	25,430	6,007	38,465	53,825	14,304	4,491	1,982	154,091
Additions	1,173	−	−	−	−	−	−	−	1,173
Disposals	(1,064)	−	−	−	−	−	−	−	(1,064)
Exchange differences	99	−	181	362	1,224	449	141	62	2,518
At December 31, 2010	9,795	25,430	6,188	38,827	55,049	14,753	4,632	2,044	156,718
Aggregate amortization
At January 1, 2010	8,450	16,649	5,521	32,386	45,827	14,304	4,276	1,982	129,395
Charge for the year	789	2,102	515	3,028	7,170	−	226	−	13,830
Disposals	(866)	−	−	−	−	−	−	−	(866)
Exchange differences	76	−	152	454	937	449	130	62	2,260
At December 31, 2010	8,449	18,751	6,188	35,868	53,934	14,753	4,632	2,044	144,619
Net book value at December 31, 2010	1,346	6,679	−	2,959	1,115	−	−	−	12,099

	Software £000	Patents and licenses £000	In-process research and development £000	Developed technology £000	Existing agreements and customer relationships £000	Core technology £000	Trademarks £000	Order backlog £000	Total £000
Cost
At January 1, 2009	9,639	25,430	6,497	41,823	58,762	15,760	4,949	2,183	165,043
Additions	845	—	—	—	—	—	—	—	845
Acquisition –Logipard	—	—	98	(296)	175	—	—	—	(23)
Disposals	(669)	—	—	—	—	—	—	—	(669)
Exchange differences	(228)	—	(588)	(3,062)	(5,112)	(1,456)	(458)	(201)	(11,105)
At December 31, 2009	9,587	25,430	6,007	38,465	53,825	14,304	4,491	1,982	154,091
Aggregate amortization
At January 1, 2009	7,914	14,417	4,744	31,579	42,033	12,677	4,414	2,183	119,961
Charge for the year	1,405	2,232	1,268	3,473	7,776	2,898	283	—	19,335
Disposals	(669)	—	—	—	—	—	—	—	(669)
Exchange differences	(200)	—	(491)	(2,666)	(3,982)	(1,271)	(421)	(201)	(9,232)
At December 31, 2009	8,450	16,649	5,521	32,386	45,827	14,304	4,276	1,982	129,395
Net book value at December 31, 2009	1,137	8,781	486	6,079	7,998	—	215	—	24,696

17	Accrued and other liabilities

	2009 £000	2010 £000
Accruals
Provision for payroll taxes on share awards	6,156	17,722
Employee bonus and sales commissions	10,724	22,719
Other accruals	23,851	25,001
Total Accruals	40,731	65,442
Other taxation and social security	1,996	2,561
Other payables	3,961	4,025
	46,688	72,028

18	Financial instruments

(a)         Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below:

Financial assets

	Loans and receivables £000	Assets at fair value through the income statement £000	Available-for-sale £000	Total £000
At December 31, 2010
Cash and cash equivalents	29,363	—	—	29,363
Short-term deposits	247,466	—	—	247,466
Embedded derivatives	—	2,303	—	2,303
Accounts receivable (gross of impairment provision)	107,759	—	—	107,759
Total current financial assets	384,588	2,303	—	386,891
Available-for-sale investments – unlisted	—	—	20,329	20,329
Long-term deposits	15,000	—	—	15,000
Loans and receivables	1,934	—	—	1,934
Total non-current financial assets	16,934	—	20,329	37,263
Total financial assets	401,522	2,303	20,329	424,154
At December 31, 2009
Cash and cash equivalents	34,489	—	—	34,489
Short-term deposits	105,524	—	—	105,524
Short-term marketable securities	—	—	1,795	1,795
Embedded derivatives	—	2,480	—	2,480
Currency exchange contracts	—	457	—	457
Accounts receivable (gross of impairment provision)	67,642	—	—	67,642
Total current financial assets	207,655	2,937	1,795	212,387
Non-current available-for-sale investments – unlisted	—	—	9,432	9,432
Total financial assets	207,655	2,937	11,227	221,819

Financial liabilities

	2009 £000	2010 £000
Liabilities at amortized cost at December 31:
Accounts payable	2,280	4,305
Accrued and other liabilities	29,577	41,789
	31,857	46,094
Liabilities at fair value through the income statement at December 31:
Currency exchange contracts	—	201
Total financial liabilities	31,857	46,295

Loans and receivables

During 2010 the Company invested £2.5 million in an interest-free charitable bond with Future Business.This has been recognized in loans and receivables at its initial fair value of £1,934,000, measured using the effective interest method, which resulted in a charge of £566,000 being recognised as interest payable and similar charges.

Short-term deposits

The effective interest rate on short-term deposits outstanding at the year-end was 1.78% (2009: 1.92%) and these deposits have an average maturity of 159 days (2009: 126 days).

Long-term deposits

The effective interest rate on long-term deposits outstanding at the year-end was 2.53% and these deposits have an average maturity of 543 days

(b)         Credit quality of financial assets

Trade debtors

On a quarterly basis, all trade debtors more than three months overdue are considered for impairment on a line-by-line basis. Either a provision is made or the lack thereof is justified, with review by senior members of the Company’s finance team.

	2009 £000	2010 £000
Trade debtors (gross of impairment provision):
Not yet due	30,255	66,012
Under 90 days overdue	18,922	27,260
Over 90 days but not provided for	3,717	3,705
Fully provided for	2,395	2,091
Total	55,289	99,068

As shown above, at December 31, 2010 trade receivables less than 90 days overdue amounted to £27.3 million. Of those outstanding at December 31, 2010, £11.8 million had been collected by January 31, 2011 and £14.3 million were owed by large, established customers. Similarly, debtors more than 90 days overdue and not provided for amounted to £3.7 million of which £1.3 million had been collected by January 31, 2011 and £1.7 million was owed by large, established customers. For the remainder, discussions regarding repayment are ongoing and repayment schedules have been agreed with the customers concerned. These will be monitored on a quarterly basis in accordance with the control outlined above. No further analysis has been provided here on the quality of these debts as they are not felt to pose a material threat to the Company’s future results.

As shown above, at December 31, 2010, trade debtors fully provided for amounted to £2.1 million (2009: £2.4 million). Of those provided for at December 31, 2010, £nil million relates to trade debtors that are between three and six months overdue (2009: £0.2 million) and £2.1 million relates to trade debtors that are over six months overdue (2009: £2.2 million).

Highly liquid financial assets

As at December 31, 2010, 97% (2009: 91%) of the Company’s cash and cash equivalents, short- and long-term deposits and marketable securities were held with institutions that had either an AA rating or, in the case of UK building societies, had over £1 billion in assets.

19	Share capital

Authorized	2009 £000	2010 £000
2,200,000,000 ordinary shares of 0.05 pence each (2009: 2,200,000,000)	1,100	1,100

	2009		2010
	Number of shares (000)	Value £000	Number of shares (000)	Value £000
Issued and fully paid
At January 1 and December 31	1,344,056	672	1,344,056	672

20	Own shares held

Treasury stock £000
At January 1, 2010	65,102
Issuance of shares	(43,043)
At December 31, 2010	22,059
At January 1, 2009	107,963
Issuance of shares	(42,861)
At December 31, 2009	65,102

No shares were repurchased during 2009 or 2010.

At December 31, 2010, a total of 21.6 million shares (2009: 60.3 million) were held as Treasury stock. At December 31, 2010, own shares held have a nominal value of 0.05 pence (2009: 0.05 pence) and in total represent 1.6% (2009: 4.5%) of called-up share capital.

21	Acquisitions

There were no acquisitions in 2009 or 2010.

22	Share-based payments

The Company has several share option schemes in current operation, whereby options over shares in the Company can be granted to employees and directors. The different schemes are described below, but all options are granted with a fixed exercise price equal to the market price of the shares under option at the date of grant, except for those options within the SAYE and ESPP schemes as detailed below. Furthermore, from 2006, the Company has issued Restricted Stock Units (RSUs) to employees instead of options which are actual share awards on vesting rather than options to buy shares at a fixed exercise price. Whilst the Company reserves the right to award options to employees going forward, the majority of awards to employees will be in RSUs.

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

There is a further scheme for our French employees (the “French Scheme”). In the French Scheme, options are exercisable between four and seven years after their issue.

Upon the acquisition of Artisan in 2004, the Company assumed the share schemes of Artisan existing at acquisition. The schemes remained substantially the same as prior to the acquisition, other than the options became options to purchase shares in ARM Holdings plc instead of Artisan Components Inc. The number and value of options were amended in line with the conversion ratio as detailed in the merger agreement. The schemes assumed were the “1993 Plan”, the “2000 Plan”, the “2003 Plan”, and the “ND00 Plan”.

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

The Company also offers savings-related share option schemes (SAYE) for all non-US employees and executive directors of the Company. The number of options granted is related to the value of savings made by the employee. The period of savings is three or five years. The option price for grants made since 2007 was set at 80% of the market share price prior to the announcement of the grant, but in previous years was set at 85%, and the right to exercise normally only arises for a six-month period once the savings have been completed. In 2007, the Company commenced a new savings-related option scheme for US employees, namely the Employee Share Purchase Plan (ESPP). The number of options granted is related to the value of savings made by the employee. The period of savings is six months, with the option price being at 85% of the lower of the market share price at the beginning and end of the scheme.

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

As disclosed in note 4, staff expenses arising from these share-based compensation schemes of £27.1 million (2009: £19.0 million) were charged to the income statement in the year. This is in line with the Company’s policies for recognition and measurement of the costs associated with these remuneration schemes as outlined in note 1.

The fair value of options granted was estimated on the date of grant using the Black-Scholes option pricing model, except for the ESPP whose fair value is the intrinsic value of the award at the date of vest. The following assumptions for each option grant during 2009 and 2010 were as follows:

Grant date	Feb 16, 2010	Jun 25, 2010	Aug 16, 2010	Feb 16, 2009	Jun 26, 2009	Aug 17, 2009
Scheme	ESPP	SAYE	ESPP	ESPP	SAYE	ESPP
Share price at grant date	£1.949	£2.847	£3.08	£0.965	£1.14	£1.24
Exercise price	£1.0387	£1.948	£1.6567	£0.8203	£0.854	£0.816
Number of employees	287	232	291	275	183	304
Shares under option	1,024,154	609,763	651,371	1,368,689	1,175,528	1,170,412
Vesting period (years)	–	3–5	–	—	3–5	—
Expected volatility	–	40%-45%	–	—	40%–44%	—
Expected life (years)	–	3–5	–	—	3–5	—
Risk-free rate	–	0.5%	–	—	0.5%	—
Dividend yield	–	0.85%	–	—	1.93%	—
Fair value per option	£0.9353	£1.219-1.267	£1.4234	£0.1447	£0.416–0.433	£0.424

The fair value of RSUs, LTIP and DAB awards granted was estimated on the date of grant using the Black-Scholes option pricing model. As all are share awards with no exercise price, all awards have been deemed to have an exercise price of £0.0000001 in the Black-Scholes model. The following assumptions for each grant during 2009 and 2010 were as follows:

Grant date	Feb 8, 2010	Feb 8, 2010	Feb 8, 2010	Feb 8, 2010	May 8, 2010
Scheme	DAB	RSU	French RSU	LTIP	RSU
Share price at grant date	£2.05	£2.05	£2.05	£2.05	£2.305
Number of employees	41	1,508	81	41	76
Shares awarded	1,008,683	10,917,393	552,771	2,477,746	393,850
Vesting period (years)	–	1–4	2–4	3	1–4
Expected volatility	45%	34%-46%	41%-46%	45%	32%-45%
Expected life (years)	3	1–4	2–4	3	1–4
Risk-free rate	0.5%	0.5%	0.5%	0.5%	0.5%
Dividend yield	1.18%	1.18%	1.18%	1.18%	1.05%
Fair value per option	£1.979	£1.955–2.026	£1.955–2.002	£1.979	£2.21-2.281

Grant date	May 8, 2010	Aug 13, 2010	Aug 13, 2010	Nov 12, 2010	Nov 12, 2010
Scheme	French RSU	RSU	French RSU	RSU	French RSU
Share price at grant date	£2.305	£3.088	£3.088	£3.506	£3.506
Number of employees	1	97	3	103	6
Shares awarded	13,500	478,370	20,000	459,475	11,300
Vesting period (years)	2–4	1–4	2–4	1–4	2–4
Expected volatility	41%-45%	35%-46%	42%-46%	37%-46%	39%-46%
Expected life (years)	2–4	1–4	2–4	1–4	2–4
Risk-free rate	0.5%	0.5%	0.5%	0.5%	0.5%
Dividend yield	1.05%	0.94%	0.94%	0.83%	0.83%
Fair value per option	£2.21-2.257	£2.974–3.059	£2.974–3.031	£3.392–3.477	£3.392–3.448

Grant date	Feb 8, 2009	Feb 8, 2009	Feb 8, 2009	Feb 8, 2009	May 8, 2009
Scheme	DAB	RSU	French RSU	LTIP	RSU
Share price at grant date	£0.9975	£0.9975	£0.9975	£0.9975	£1.125
Number of employees	41	1,534	76	42	54
Shares awarded	1,727,602	13,942,683	750,214	5,430,827	477,000
Vesting period (years)	—	1–4	2–4	3	1–4
Expected volatility	43%	40%-55%	40%-49%	43%	41%-53%
Expected life (years)	3	1–4	2–4	3	1–4
Risk-free rate	1.0%	1.0%	1.0%	1.0%	0.5%
Dividend yield	2.21%	2.21%	2.21%	2.21%	1.96%
Fair value per option	£0.934	£0.913–0.976	£0.913–0.954	£0.934	£1.04–1.103

Grant date	May 8, 2009	Aug 13, 2009	Aug 13, 2009	Nov 12, 2009	Nov 12, 2009
Scheme	French RSU	RSU	French RSU	RSU	French RSU
Share price at grant date	£1.125	£1.246	£1.246	£1.586	£1.586
Number of employees	3	35	2	26	2
Shares awarded	19,500	215,450	6,000	157,550	18,000
Vesting period (years)	2–4	1–4	2–4	1–4	2–4
Expected volatility	41%-50%	41%-50%	41%-50%	40%-50%	41%-50%
Expected life (years)	2–4	1–4	2–4	1–4	2–4
Risk-free rate	0.5%	0.5%	0.5%	0.5%	0.5%
Dividend yield	1.96%	1.94%	1.94%	1.53%	1.53%
Fair value per option	£1.04–£1.082	£1.153–£1.222	£1.153–£1.199	£1.492–£1.562	£1.492–£1.538

Grant date	Dec 1, 2009
Scheme	RSU
Share price at grant date	£1.547
Number of employees	4
Shares awarded	20,500
Vesting period (years)	1–4
Expected volatility	39%-50%
Expected life (years)	1–4
Risk-free rate	0.5%
Dividend yield	1.56%
Fair value per option	£1.453–£1.523

The expected volatility was primarily based upon historical volatility adjusted for past one-time events that are not expected to re-occur. The expected life is the expected period to exercise.

A reconciliation of option and share award movements during the year to December 31, 2010 is shown below. Share awards do not have an exercise price and therefore the reconciliation below shows only the number of awards, with no corresponding weighted average exercise prices.

	2009			2010
	Options Number	Weighted average exercise price	RSUs/ LTIP/DAB Number	Options Number	Weighted average exercise price	RSUs/ LTIP/DAB Number
Outstanding at January 1	62,053,652	£1.057	28,871,631	34,862,762	£1.013	41,221,041
Granted	3,714,629	£0.830	22,862,829	2,285,288	£1.457	18,801,305
Forfeited	(1,682,666)	£1.180	(1,335,190)	(207,688)	£1.346	(1,639,124)
Lapsed	(6,266,711)	£1.958	(1,295,244)	(703,974)	£3.213	—
Exercised	(22,956,142)	£0.831	(7,882,985)	(22,783,528)	£1.054	(15,913,696)
Outstanding at December 31	34,862,762	£1.013	41,221,041	13,452,860	£0.899	42,469,526
Exercisable at December 31	29,090,453	£1.021	—	8,377,656	£0.819	—

The weighted average share price at the date of exercise or vest of the above share options and awards was £2.34 (2009: £1.29).

The following options over ordinary shares were in existence at December 31:

2010 Exercise price (£)	Number outstanding	Weighted average exercise price (£)	Weighted average remaining life Expected	Weighted average remaining life Contractual
Outstanding options:
0.22–0.4375	1,604,754	0.30	0.56	1.11
0.47–0.9475	7,417,573	0.71	1.36	2.27
1.005–1.055	1,730,025	1.05	0.67	1.32
1.0575–1.25	461,049	1.20	0.74	1.37
1.325–3.75	2,239,459	1.79	1.45	2.15
Total	13,452,860	0.90	1.17	1.96

2010 Exercise price (£)	Number outstanding	Weighted average exercise price (£)	Weighted average remaining life Expected	Weighted average remaining life Contractual
Outstanding RSU/LTIP/DAB awards:
0.00 (RSUs)	27,690,117	—	1.25	1.25
0.00 (LTIP)	11,474,982	—	0.96	0.96
0.00 (DAB)	3,304,427	—	1.16	1.16
Total	42,469,526	—	1.17	1.17

2009 Exercise price (£)	Number outstanding	Weighted average exercise price (£)	Weighted average remaining life Expected	Weighted average remaining life Contractual
Outstanding options:
0.19–0.45	5,429,016	0.28	0.76	1.55
0.47–0.9475	9,602,312	0.69	2.13	3.49
1.005–1.055	6,857,892	1.05	0.98	2.20
1.0575–1.25	6,598,545	1.23	0.72	1.34
1.325–7.738	6,374,997	1.85	1.07	2.59
Total	34,862,762	1.01	1.23	2.36

Outstanding RSU/LTIP/DAB awards:
0.00 (RSUs)	25,795,320	—	1.33	1.33
0.00 (LTIP)	12,099,901	—	1.32	1.32
0.00 (DAB)	3,325,820	—	1.36	1.36
Total	41,221,041	—	1.33	1.33

23	Capital and other financial commitments

	2009 £000	2010 £000
Capital expenditure commitments	778	694
Other financial commitments (expenditure on investments)	1,500	3,044
Contracts placed for future capital expenditure and other financial expenditure not provided in the financial statements	2,278	3,738

24	Operating lease commitments–minimum lease payments

At December 31, 2009 and 2010, the Company had commitments under non-cancellable operating leases as follows:

	2009			2010
	Land and buildings £000	Other £000	Total £000	Land and buildings £000	Other £000	Total £000
The future aggregate minimum lease payment, under non-cancellable operating leases are as follows:
Within one year	5,348	16,357	21,705	6,176	14,042	20,218
Later than one year and less than five years	14,759	14,544	29,303	16,932	2,187	19,119
After five years	3,263	—	3,263	7,185	—	7,185
At December 31	23,370	30,901	54,271	30,293	16,229	46,522

25	Financial contingencies

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

During 2009, the Company received funding for SOI technology development of £1,033,000 from SOI TEC Silicon On Insulator Technologies SA (Soitec), a company of which Doug Dunn, Group Chairman, is a non-executive director. No amounts were outstanding from Soitec in relation to this funding at either December 31, 2010 or 2009. During 2009 the Company also invoiced £409,000 to Soitec in relation to an IP license which was fully outstanding at December 31, 2009.  This has been settled in full during 2010.  Furthermore, the Company was invoiced £390,000 in 2009 by Soitec in relation to license income from the two parties’ ongoing collaborative agreement to develop SOI technology. Amounts owed to Soitec at December 31, 2010 in relation to this agreement were £nil (2009: £390,000).

As at December 31, 2009, £139,000 was owing to the Company by Netronome Systems Inc., a company of which John Scarisbrick (a non-executive director of the Company) is Chairman.  During 2010 this balance was repaid in full and no further amounts invoiced.

During the year, the Company was invoiced £3,190,000 in subscription fees by its associated company, Linaro Limited.  As at December 31, 2010, £1,029,000 was outstanding.  In addition the Company provided consulting and other services to Linaro of £1,050,000.  As at December 31, 2010, £595,000 was owed to the Company. Further information relating to Linaro is disclosed in note 28.

There were no other related party transactions during 2010 which require disclosure.

Key management compensation is disclosed in note 3.

27	Post-balance sheet events

After the year-end, the directors proposed payment of a final dividend in respect of 2010 of 1.74 pence per share. Subject to shareholder approval, the final dividend will be paid on May 18, 2011 to shareholders on the register on May 3, 2011. The final dividend has not been recognized as a distribution during the year ended December 31, 2010.

28	Principal subsidiaries and associates

Details of principal subsidiary undertakings are shown below. Not all subsidiaries are included as the list would be excessive in length. A full list is filed in the Company’s annual return. All investments are indirctly held unless otherwise shown.

Name of undertaking	Country of registration	Principal activity	Proportion of total nominal value of issued shares held
ARM Limited	England and Wales	Marketing, research and development of RISC-based microprocessors and physical IP components	100*
ARM Inc.	US	Marketing, research and development of RISC-based microprocessors and physical IP components	100
ARM KK	Japan	Marketing of RISC-based microprocessors and physical IP	100
ARM Korea Limited	South Korea	Marketing of RISC-based microprocessors and physical IP	100
ARM France SAS	France	Marketing and development of RISC-based microprocessors and physical IP	100
ARM Norway AS	Norway	Development of IP	100
ARM Sweden AB	Sweden	Development of IP	100
ARM Germany GmbH	Germany	Marketing and development of RISC-based microprocessor IP, integrated processor modelling solutions and microcontroller tools	100
ARM Embedded Technologies Pvt. Limited	India	Marketing, research and development of RISC-based microprocessors and physical IP	100
ARM Physical IP Asia Pacific Pte. Limited	Singapore	Marketing of RISC-based microprocessors and physical IP	100
ARM Taiwan Limited	Taiwan	Marketing of RISC-based microprocessors and physical IP	100
ARM Consulting (Shanghai) Co. Limited	PR China	Marketing of RISC-based microprocessors and physical IP	100

*
The Company itself owns less than 1% of the share capital of ARM Limited, the remaining shares are held indirectly through ARM Finance UK Limited and ARM Finance UK Three Limited. Both ARM Finance UK Limited and ARM Finance UK Three Limited are 100% owned within the Company.

During 2010, the Group was a founder member in the creation of Linaro Limited (Linaro), a not for profit company created to foster innovation in the Linux community. Linaro is a company limited by guarantee and as such has no shareholders. From incorporation to the end of September 2010, the Group controlled a majority of the board of Linaro, and as such treated it as a subsidiary undertaking during that period. Following the appointment of additional third party directors at the end of September 2010, the Group now controls only 25% of the board and therefore considers Linaro to be an associate rather than a subsidiary. During 2010, Linaro made no profit or loss and has nil net assets at December 31 2010.