Form 20-F
period 2011-12-31
ARM HOLDINGS PLC
filed 2012-03-01
CIK 1057997

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2011
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________ to ________________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ________________
Commission file number:  0-29644

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
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

The number of outstanding shares in the capital of ARM Holdings plc as of December 31, 2011:
Ordinary Shares of 0.05p each                                                  1,351,315,597

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
 Yes ☒      No ☐
Indicate by check mark whether the Registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
 Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.
U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐
If “Other” has been checked to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
 Item 17 ☐Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
 Yes ☐No ☒

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

We publish our consolidated financial statements in pounds sterling. In this annual report, references to “pounds sterling,” “pounds,” “sterling,” “£,” “pence” and “p” are to the currency of the United Kingdom (“UK”) and references to “US dollars,” “dollars,” “$” or “c” are to the currency of the United States of America (“US”). See “Item 3. Key Information—Selected Financial Data—Exchange Rate Information” for historical information regarding the period end exchange rates between pounds sterling and US dollars. You should not construe these translations as representations that the pound amounts actually represent such US dollar amounts or could have been or could be converted into US dollars at the rates indicated or at any other rates.

This annual report includes product names and other trade names, logos and trademarks, either registered or with respect to which applications are pending, of ARM and of other companies. ARM, ARM Powered, AMBA, ARM7TDMI, ARM9TDMI, Artisan, Artisan Components, Cortex, Embedded-ICE, Integrator, Jazelle, Mali, Move, Multi-ICE, Multi-TRACE, OptimoDE, PrimeCell, PrimeXsys, Process-Perfect, SecurCore, StrongARM, The Architecture for the Digital World, Thumb, and TrustZone are registered trademarks of ARM Limited or its subsidiaries. Advantage, ARM Developer Suite, ARM7, ARM7EJ, ARM7EJ-S, ARM7TDMI-S, ARM720T, ARM9, ARM9TDMI-S, ARM9E, ARM9E-S, ARM9EJ-S, ARM920T, ARM922T, ARM926EJ-S, ARM940T, ARM946E-S, ARM966E-S, ARM10, ARM10E, ARM1020E, ARM1022E, ARM1026EJ-S, ARM11, ARM1136J-S, ARM1136JF-S, ARM1156T2F-S, ARM1156T2-S, ARM1176JZ-S, ARM1176JZF-S, Cortex-M0, Cortex-M1, Cortex-M3, Cortex-M4, Cortex-A8, Cortex-A9, Cortex-R4, Cortex-A5, Cortex-A9 MPCore, Cortex-A15, Cortex-A15 MPCore, CoreSight, ETM, Embedded Trace Macrocell, ETM10, ETM10RV, EmbeddedICE-RT, Keil, Microvision, Mali-55, Mali-200, Mali-JSR184, Mali-JSR226, Mali-JSR239, Mali-JSR287, Mali-JSR297, Mali-SVG-t, Metro, MPCore, Neon, SAGE-X, SAGE-HS, SAGE-HD, SC100, SC110, SC200, SC210, SC300 and Velocity are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium Services BVBA; ARM Germany GmbH; ARM Physical IP Asia Pacific Pte. Limited; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS and ARM Sweden AB.

Various amounts and percentages set out in this annual report have been rounded and accordingly may not total.

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

Selected Financial Data

Our selected financial data at December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011 has been derived from our consolidated financial statements prepared in accordance with IFRS. Our consolidated financial statements have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Our summary financial data at and for the years ended December 31, 2007 and 2008 are also presented in accordance with IFRS and have been derived from our consolidated financial statements that are not included in this annual report. The following selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and the notes thereto.

	Year ended December 31,
	2007		2008		2009		2010		2011
	(in thousands of pounds, except per share data, percentages, number of shares and employees)
Revenues	£259,160		£298,934		£305,022		£406,595		£491,826
Cost of revenues	(28,105)		(32,878)		(25,471)		(26,071)		(27,687)
Operating expenses	(191,361)		(206,113)		(233,937)		(273,565)		(315,158)
Profit from operations	39,694		59,943		45,614		106,959		148,981
Investment income, net	5,402		3,246		1,645		3,068		7,968
Profit before tax	45,096		63,189		47,259		110,027		156,949
Tax	(9,846)		(19,597)		(6,820)		(24,053)		(44,307)
Profit for the year	35,250		43,592		40,439		85,974		112,642
Basic earnings per share (pence)	2.7	p	3.4	p	3.2	p	6.5	p	8.4	p
Diluted earnings per share (pence)	2.6	p	3.4	p	3.1	p	6.4	p	8.2	p
Dividends declared per share (pence)	2.0	p	2.2	p	2.42	p	2.9	p	3.48	p
Diluted weighted average number of shares (000s)	1,361,161		1,286,413		1,300,650		1,352,193		1,375,973
Research and development as a percentage of revenues	32.4%		29.3%		36.8%		34.4%		33.6%
Balance Sheet Data:
Capital expenditure	5,444		8,720		6,875		7,355		13,005
Cash and cash equivalents, short- and long-term deposits and marketable securities	51,323		78,789		141,808		291,829		428,985
Share capital	672		672		672		672		676
Shareholders’ equity	579,162		740,343		738,697		894,905		1,061,204
Total assets	642,944		848,183		844,483		1,084,662		1,299,790
Employees at year end (number)	1,728		1,740		1,710		1,889		2,116

Exchange Rate Information

The following table sets forth, for the periods indicated, certain information concerning the exchange rate between pounds sterling and US dollars. Period average rates are based on the average daily buying rate (expressed as US dollars per pound sterling). Period end rates are based on the closing midpoint at the end of the period. Such rates are provided solely for the convenience of the reader and are not necessarily the exchange rates (if any) we used in the preparation of our consolidated financial statements included elsewhere in this annual report on Form 20-F. No representation is made that pounds sterling could have been, or could be, converted into US dollars at these rates or at any other rates.

USD/£1.00 Year Ended December 31,	Period Average	Period End
2007	2.0018	1.9906
2008	1.8552	1.4657
2009	1.5659	1.6140
2010	1.5455	1.5657
2011	1.6039	1.5541
2012 (through February 27, 2012)	1.5638	1.5868

USD/£1.00 Month	High	Low
October 2011	1.6124	1.5414
November 2011	1.6066	1.5435
December 2011	1.5697	1.5426
January 2012	1.5723	1.5308
February 2012 (through February 27, 2012)	1.5878	1.5690

On February 27, 2012 the closing rate was $1.5868/£1.00.

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

We Are Dependent on Both Our Semiconductor Partners and Major Physical Intellectual Property (“IP”)

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

The royalties we receive on ARM-based microprocessors are based on the volumes and prices of microprocessors manufactured and sold by our semiconductor partners and the royalties we receive on physical IP libraries are based on volumes and prices of wafers, manufactured and sold by our major physical IP licensees. Our royalties are therefore influenced by many of the risks faced by the semiconductor market in general. These risks include reductions in demand for systems-on-chip (“SoCs”) based on our microprocessors and physical IP libraries and reduced average selling prices. The semiconductor market is intensely competitive. It is also generally characterized by declining average selling prices over the life of a generation of microprocessors and physical IP libraries. The effect of these price decreases is compounded by the fact that royalty rates decrease as a function of volume. We cannot assure you that delays in licensing, poor demand for services, decreases in prices or in our royalty rates will not materially adversely affect our business, results of operations and financial condition.

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

Our Architecture, Physical IP Libraries and Development Systems Tools May Not Continue to Be Accepted by the Market

There are competing microprocessor architectures in the market. We cannot assure you that the market will continue to accept our architecture. Market acceptance of our architecture by semiconductor and systems companies for use in a variety of embedded applications is critical for our success. While our microprocessor architecture has already been licensed by many semiconductor and systems companies for use in a variety of high-volume applications in the wireless, consumer electronics and networking markets, other microprocessor architectures have a large installed base of embedded applications and are supported by a broad base of related software and development tools. A more detailed description of these competing architectures is set forth in the section entitled

“Item 4. Information on the Company—Business Overview—Competition.” It may be difficult for our architecture to succeed against incumbent architectures as systems companies that have used other microprocessor architectures would need to invest in additional training and development tools and convert software for existing embedded applications in order to change to a new architecture. Moreover, some competing microprocessor architectures have been developed by firms, including some of our semiconductor partners, that have substantially greater financial, technical and marketing resources than we do.

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

Some companies develop their own intellectual property components or distribute components developed by foundaries.  For example, Synopsys, Inc. (“Synopsys”) develops intellectual property components that are designed to serve the same purpose as components produced by ARM. Synopsys is combining these components with its other products and services to create a product portfolio that may be difficult for ARM to compete with.  If Synopsys is successful in its strategy, then we would lose both license revenue and royalties, negatively affecting operating results.

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

We May Not Fully Realize the Anticipated Benefits, including Synergy Benefits, of the Artisan (now PIPD) Acquisition

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

Claims May Be Made for Which We Do Not Have Adequate Insurance

Since 2001, the insurance industry has faced unprecedented and escalating global events compounded by international economic uncertainty. As a result of these and other pressures, many insurers have withdrawn from certain market sectors. We have continued with our philosophy of only placing coverage with secure underwriters with programs arranged individually to suit our needs. We currently have global insurance policies including coverage for the following significant risks: business interruption, public and products liability and directors’ and officers’ liability. We do not insure against claims concerning patent litigation or other intellectual property infringement claims and potential related indemnification obligations, because we are of the view that any limited coverage that could be obtained is prohibitively expensive. Our results of operations could be materially adversely affected by the occurrence of a catastrophic event, to the extent that any resulting loss or claim is not covered under the terms of our then existing insurance policies.

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

An Infringement Claim or a Significant Damage Award Would Adversely Impact Our Operating Results

The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. From time to time, third parties, including our competitors, may assert patent, copyright and other intellectual property rights to technologies that are important to our business. We cannot be certain that we would ultimately prevail in any dispute or be able to license any valid and infringed patents from third parties on commercially reasonable terms. Any infringement claim brought against us or our partners, regardless of the duration, outcome or size of the damage award, could:

•	result in substantial cost to us;

•	divert management’s attention and resources;

•	be time-consuming to defend;

•	result in substantial damage awards;

•	damage the company’s reputation;

•	cause product shipment delays; or

•	require us to seek to enter into royalty or other licensing agreements.

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

Item 4.  Information on the Company

HISTORY AND DEVELOPMENT OF ARM HOLDINGS PLC

History

ARM Holdings plc is a public limited company incorporated under the laws of England and Wales. The Company was formed on October 16, 1990 as a joint venture between Apple Computer (UK) Limited and Acorn Computers Limited and operated under the name Advanced RISC Machines Holdings Limited.

In 1998, the Company re-registered as a public company under the name ARM Holdings plc when it completed its initial public offering of shares and listed its shares for trading on the London Stock Exchange and for quotation on the NASDAQ National Market. In 2004, ARM Holdings plc acquired Artisan Components, Inc., a publicly held physical IP company based in Sunnyvale, California.

Our principal executive offices are at 110 Fulbourn Road, Cambridge, CB1 9NJ, England, and our telephone number is +44 1223 400 400. ARM, Inc., our US subsidiary, is located at 150 Rose Orchard Way, San Jose, CA 95134-1358, USA and its telephone number is +1 408 576 1500.

Capital Expenditures

For a discussion of the Company’s capital expenditures see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

BUSINESS OVERVIEW

ARM designs microprocessors, physical IP and related technology and software, and sells development tools to enhance the performance, cost-effectiveness and energy-efficiency of high-volume embedded applications. ARM licenses and sells its technology and products to leading international electronics companies, which in turn manufacture, market and sell microprocessors, application-specific integrated circuits (“ASICs”) and application-specific standard processors (“ASSPs”) based on ARM’s technology to systems companies for incorporation into a wide variety of end products. By creating a network of Partners, and working with them to best utilize ARM’s technology, ARM is establishing its processor architecture and physical IP for use in many high-volume embedded microprocessor applications, including cellular phones, digital televisions, mobile computers and PC peripherals and for potential use in many growing markets, including smart cards and microcontrollers. ARM also licenses and sells development tools directly to systems companies and provides support services to its licensees, systems companies and other systems designers. ARM’s principal geographic markets are Europe, the US and Asia Pacific.

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

To shorten time to market and lower development costs, system designers need technology solutions that can be rapidly implemented, both from a hardware and software standpoint, to meet varying design needs for performance, power consumption and cost. Typically, a system designer will create a SoC integrating one or more microprocessor cores with other processing engines and peripherals. Product designers need an open microprocessor architecture that can be rapidly implemented, used in a variety of hardware formats and easily combined with differentiating technology suited to different applications.

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

ARM Solution

ARM addresses the needs of the semiconductor industry by designing and licensing microprocessors, physical IP, system components and software and development tools which enable the rapid design of embedded microprocessor solutions for use across a wide variety of applications. ARM offers systems designers a family of powerful, low-cost, energy-efficient microprocessor “cores” based on a common architecture and spanning a wide performance range. The design of these microprocessor cores is then incorporated by ARM partners with other functional and computational blocks to develop semiconductor chips which are then incorporated into digital electronics products.

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

ARM believes that worldwide support from its semiconductor, software, design and tools partners provides systems companies with a microprocessor architecture and physical library components which are available from multiple sources and which, due to the flexibility offered by a common architecture, enables semiconductor partners and systems designers to design chips rapidly based on the ARM architecture and facilitates ongoing design and maintenance efforts at cost-competitive prices.

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

Global partner network. ARM’s global network of partners assures systems companies of sufficient availability for high-volume products and, together with ARM’s international presence, gives systems designers global support for their design development. At December 31, 2011, ARM’s technology has been licensed to more than 290 semiconductor companies, including the majority of leading semiconductor companies worldwide. ARM’s broad semiconductor partner base provides systems companies with a wide range of suppliers, thus reducing the dependence of systems companies on any one supplier and producing price competition helping to contain costs of ARM-based microprocessors. ARM’s various partners build their own solutions using ARM technology; there are a growing number of ARM-based ASSPs and microcontrollers available for use by systems companies, thus facilitating their use of the ARM architecture. The Company works with numerous industry leading software systems and tools and development partners, including Adobe, Microsoft Corporation, Google, Mozilla, Red Hat Incorporated, Sun Microsystems, and many others who provide the third-party support needed to facilitate the use of ARM technology in a wide variety of applications.

Development of software tools and platforms. ARM designs and manufactures its own family of tools that span the complete development process from concept to final product deployment. Each product within this portfolio has been developed closely alongside ARM cores ensuring it maximizes the cores’ performance. These embedded software tools, simulation models and hardware platforms enable validated support for device development. Support for ARM cores is provided in the ARM Development Studio at an early stage when lead partners are just starting to develop designs incorporating new ARM cores. For ARM partners producing microcontrollers, ARM has a single solution for their end-users with the ARM Microcontroller Development Kit, based on the industry leading Keil microcontroller tools, that facilitates end-users migration from 8- to 32-bit MCUs.

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

Home Solutions. In the home solutions market, the management and display of audio-visual content are the foremost concerns of consumers. Within this market, applications like digital TVs, set-top boxes, digital still cameras and gaming devices deliver visual content to the home. ARM is well placed in this market with its scalable architecture performance, support for security applications (TrustZone), graphics (Mali) and physical IP libraries.

Mobile Solutions. The mobile market comprises a wide variety of mobile communication and portable computing devices, each with their own characteristics and needs. The applications include wireless handsets, mobile computers, portable media players and bluetooth devices. For each of these products, mobility (being able to use them while on the go) is the key concern to consumers. With ARM’s high performance/low power architecture, ARM’s customers can balance performance and power with cost, so that ARM ultimately provides the best solution to end users. With the acceleration of applications becoming critical, energy-efficient ARM technology is well placed to meet the demands of this market. Security is becoming increasingly important as mobile devices are used to carry out financial transactions, generating industry interest in products such as TrustZone.  As low power is critical in mobile devices in order to extend battery life, products such as video and graphics processors, and physical IP libraries are well positioned.

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

Embedded Solutions. The world of embedded processors is growing in multiple areas, including anti-lock braking systems, smartcards and industrial control applications. This market has the potential to grow substantially, especially as existing 8- and 16-bit applications need to migrate to 32-bit processors. The reliability and software reusability of the ARM architecture positions ARM to penetrate this market. In addition, the introduction of products such as the Cortex-M class of processors, with their low gate count, small size and capabilities for high code density, together with Keil’s complementary MCU tools, positions ARM for taking designs once owned by 8-and 16-bit processors.

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

For a breakdown of total revenues by geographic market, see Note 2 to the Consolidated Financial Statements.

ARM’s Products and Services

ARM’s comprehensive product offering includes the following:

•	Microprocessor Cores: RISC microprocessor cores, including specific functions such as video and graphics IP and on-chip fabric IP;

•	Embedded software;

•	Physical IP;

•	Development tools; and

•	Support and maintenance services.

Processor Cores

Historically, microprocessor designers concentrated on maximizing performance, with cost and size as secondary concerns. Anticipating the growth in portable and embedded markets, ARM has always focused on producing low-cost microprocessor cores that offer the higher performance that increasingly complex applications demand, yet operate within the power constraints of portable devices. This emphasis on low power consumption and low chip and system cost has made ARM’s products suitable for a broad range of applications.

Low power consumption has wider benefits in a broad range of markets. In addition to its clear advantage for battery operated devices, it enables the use of lower cost packaging, lower cost power supply components, and it allows more electronics to be packed into a small space without requiring the expense of cooling by fan or airconditioning.

ARM microprocessors are designed to allow high performance at a low total system cost. Two key features that help achieve this are small die area (chip size), and high code density. Code density is a measure of the amount of memory required to hold program code. High code density reduces the system cost by reducing the size of the main memory and bandwidth it must deliver.

ARM Architecture

The foundation of the ARM family of processors is its efficient RISC instruction set. The design of the instruction set has two aims: high code density and easy instruction decoding. Older CISC processors use complex instructions to reduce the number of instructions necessary to code a program, resulting in high code density, but also in complex, power-hungry processor designs. RISC processors, on the other hand, use simple instruction sets but usually code less densely than CISC processors. Code compiled for ARM RISC processors, however – particularly when using the Thumb or Thumb-2 instruction sets – is generally more dense than code for competing CISC processors, delivering the memory cost advantages of high code density, with the performance, power, and die size advantages of RISC processors.

Architectural Extensions

ARM’s strategy is to develop products incorporating additional features and instruction set enhancements appropriate to application needs, while maintaining a common, general purpose RISC instruction set which provides code compatibility. Architectural extensions are introduced in subsequent versions of the ARM architecture, building on the previous architectures, thus adding backwards code compatibility of new processor cores with older generations. Architectural extensions include:

•	Thumb Instruction Set which reduces memory use in early ARM processors;

•	Thumb-2 Instruction Set which increases performance whilst retaining the code density benefits;

•	EmbeddedICE enabling software debug capability;

•	Embedded Trace enabling real time observation of software running in the processor;

•	DSP extensions which improve mathematical capability;

•	Jazelle accelerating the execution of Java byte codes;

•	VFP providing complete support for the IEEE754 floating point standard;

•	NEON which more efficiently processes audio, video, signal processing and floating point algorithms; and

•	TrustZone which provides a protected area for a secure operating system and applications to run safely.

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

ARM11 family. The ARM11 family comprises a range of microprocessors in the 300-600MHz range. Each processor has been designed for a specific application or function such as an application processor for a smartphone or controlling the engine management system in a car. Therefore, each has differentiating features appropriate for that application, such as support for fast interrupt response time, multiprocessing support and additional instructions for decoding video streams.

ARM Cortex family. This is ARM’s newest family of processor cores based on version 7 of the ARM Architecture. The family is split into three series:

•	A Series targeting applications processors running complex operating systems;

•	R Series targeting real time deeply embedded markets and running Real Time Operating Systems (“RTOSs”); and

•	M Series addressing the needs of the low cost microcontroller markets.

By ensuring software compatibility across the three series, ARM has enabled the re-use of software, tools and engineering knowledge.

Graphics and Video IP

ARM develops graphics accelerator IP and software for semiconductor SoC vendors that deliver high-quality multimedia images without compromising performance, power consumption or system cost. The acquisition enhances ARM’s ability to enable industry-leading 3D graphics solutions on mobile phones, portable media players, set-top boxes, handheld gaming devices and infotainment systems (including automotive), providing us with full control over the development of our future 3D graphics solutions.

ARM also develops video processor and imaging technology IP, which combined with our graphics IP provides customers with an integrated multimedia platform, which is becoming increasingly important in devices such as mobile computers, portable media players and digital TVs.

Physical IP

ARM is a leading provider of physical IP components for the design and manufacture of integrated circuits, including SoCs. ARM Artisan physical IP products comprise  embedded memory, standard cell and input/output components which are designed to provide the customers’ desired combination of performance, density, power and yield for a given manufacturing process. Artisan physical IP also includes a limited portfolio of analog and mixed-signal products. ARM’s physical IP components are developed for a variety of process geometries ranging from 20nm – 250nm design and are validated by producing them in silicon to ensure that they perform to specification, reducing the risk of design failure and gaining valuable time to market. ARM licenses its products to customers for the design and manufacture of integrated circuits used in complex, high-volume applications, such as portable computing devices, communication systems, cellular phones, microcontrollers, consumer multimedia products, automotive electronics, personal computers and workstations and many others.

ARM’s physical IP components are developed and delivered using a proprietary methodology that includes both commercial and proprietary electronic design automation tools and techniques. This methodology ensures that ARM’s intellectual property components provide optimized power, performance, and area while reducing customer risk and time-to-market. ARM physical IP is easily integrated into a variety of customer design methodologies and support industry standard IC design tools, including those from EDA tool vendors such as Cadence, Magma, Mentor Graphics and Synopsys, as well as many other specialty IC design and modeling tools. To support these various IC design tool environments, each of ARM’s products includes an extremely broad set of verified tool models.

Physical IP Products

Memory products. ARM’s embedded memory components include random access memories, read only memories and register files.

These memories are provided in the form of a configurable “memory compiler” which allows the customer to generate the appropriate configuration for the given application.

All of ARM’s memory components include many configurable features such as power-down modes, low-voltage data retention and fully static operation as well as different transistor options to trade off performance and power. In addition, ARM’s memory components include built-in test interfaces that support the leading industry test methodologies and tools. ARM memory components also offer redundant storage elements which may help increase the manufacturing yield of integrated circuit designs containing large memories.

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

Processor Optimisation Pack (“POP”) products.  ARM has created optimized logic and memory physical IP for a specific process technology, supported by implementation knowledge and ARM benchmarking.  Combined together, the POP allows chip designers to optimize ARM microprocessors for maximum performance, lowest power or to develop customized solutions balancing power and performance for their specific application.

High-speed interface products. ARM delivers physical interface for a range of DDR SDRAM (double-data rate synchronous dynamic random-access memory) applications ranging from high-speed mission critical applications to low-power memory sub-systems. At advanced process geometries 40nm and newer these interfaces are delivered as fully-hardened PHY blocks to reduce customer risk of high speed timing closure of these interfaces.These interface products have been optimized for high data bandwidth, low power and enhanced signaling integrity features to enable support for a wide range of applications completing ARM’s  “Processor to Pads” implementation support philosophy.

Silicon on Insulator (“SOI”) products. SOI is an alternative methodology to traditional semiconductor fabrication techniques that enables higher performance and lower power designs than today’s more common bulk silicon process. It is ARM’s belief that SOI may become an increasing proportion of the substrate market over time.

System Design

ARM’s software development tools help a software design engineer deliver proven products right the first time. Engineers use these tools in the design and deployment of code, from applications running on open operating systems right through to low-level firmware.

The ARM Development Studio is complemented by hardware components that allow the software designer to connect to a real target system and control the system for the purposes of finding errors in the software. The ARM DSTREAM unit allows the software developer to control the software running on the prototype product and examine the internal state of the prototype product, which is an essential part of debugging software. It also allows the software developer to capture the way that the software executes on the product in real-time and provides feedback on the prototype product performance.

ARM Development Boards are ideal systems for prototyping ARM-based products. This enables the function of the product to be confirmed in advance of building a silicon chip with a foundry or with a silicon partner. Building a silicon chip is an expensive process which requires a high degree of certainty in the prototype product function. There are two families of boards within the ARM Development Boards: Versatile Express and Versatile. The Versatile Express product family allows prototypes of the product to be built with a range of ARM cores provided as part of the system. The Versatile family allows software to be executed at a higher speed to check the interaction of the software and the hardware at speeds close to those that are used in the final product. ARM Development Boards are ideal systems for prototyping ARM-based products. They are suitable for architecture and CPU evaluation, hardware and software design, and chip emulation.

 The ARM Microcontroller Development Kit supports ARM-based microcontrollers and 8051-based microcontrollers from companies such as Analog Devices, Atmel, Freescale, Fujitsu, NXP, Samsung, Sharp, STMicroelectronics, Texas Instruments and Toshiba. The ARM Microcontroller Development Kit is used by developers who are building products and writing software using standard off-the-shelf microcontrollers.

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

ARM Partner Network

Semiconductor partners. ARM licenses its technology on a worldwide and non-exclusive basis to semiconductor partners that manufacture and sell ARM-based chip solutions to systems companies. At December 31, 2011, ARM’s technology has been licensed to more than 290 semiconductor companies, including many of the leading semiconductor companies worldwide. ARM serves this geographically diverse base from offices in the UK, China, France, Germany, Belgium, Israel, Japan, South Korea, Taiwan, India and the United States.

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

The Company believes that the ARM architecture is the leading independent microprocessor technology openly licensed to other companies and that the broad presence afforded to the Company through its established worldwide network of partners gives it an advantage over other companies which license microprocessor-related technology. The Company believes that its products offer high performance at competitive prices, and compete favorably in the embedded market by providing an open compatible architecture that is scalable from high-performance multimedia applications to small battery operated devices. However, there can be no assurance that the Company will be successful in the face of increasing competition from new technologies or products introduced by existing competitors and by new companies entering the market. See “Item 3. Key Information—Risk Factors—Competition—We May Not Be Able to Compete Successfully in the Future” and “—Our Architecture and Physical IP Libraries May Face Strong Competition from Well Resourced Competitors.”

Patent and Intellectual Property Protection

The Company has an active program of protecting its proprietary technology through the filing of patents. The Company currently holds 685 US patents in various aspects of its technology, and 986 non-US patents with expiration dates ranging from 2012 to 2032. In addition, the Company has 1,100 patent applications pending worldwide. The Company’s US patents do not prevent the manufacture or sale of ARM-based products outside of the United States. There can be no assurance that the Company’s pending patent applications or any future patent applications will be approved or will not be challenged successfully by third parties, that any issued patents will protect the Company’s technology or will not be challenged by third parties, or that the patents of others will not have an adverse effect on the Company’s ability to do business. Furthermore, there can be no assurance that others will not independently develop similar or competing technology or design around any patents that have been or may be issued to the Company.

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

In any potential dispute involving the Company’s patents or other intellectual property, the Company’s licensees could also become the target of litigation and the Company may be bound to indemnify such licensees under the terms of its license agreements. Although ARM’s indemnification obligations are generally subject to a maximum amount, such obligations could nevertheless result in substantial expenses to the Company. In addition to the time and expense required for the Company to indemnify its licensees, a licensee’s development, marketing and sales of ARM architecture-based products could be severely disrupted or discontinued as a result of litigation, which in turn could have a material adverse effect on the Company’s business, financial condition and results of operations.  See “Item 3. Key Information — Risk Factors We May Be Unable to Protect and Enforce Our Proprietary Rights and We May Have to Defend Ourselves Against Third Parties Who Claim That We Have Infringed Their Proprietary Rights.”

Marketing and Distribution

In order to speed global acceptance of ARM technology, ARM seeks partners with diverse geographic locations and a broad base of systems company relationships. The Company markets its architecture and technology directly to its semiconductor partners and other customers from its offices in Cambridge, Maidenhead, Sheffield and Blackburn in the United Kingdom and also from offices in Japan, South Korea, France, Germany, Norway, Taiwan, China, Israel, Slovenia, India, and in California, Texas, Massachusetts, North Carolina and Michigan in the United States. The Company’s architecture and technology are marketed on the basis of a number of factors including high performance/low power and price/performance, rapid time-to-market and the availability of third-party support. ARM also capitalizes on the extensive marketing and distribution networks of its semiconductor partners who market and distribute ARM core-based products directly to systems companies. As part of the Company’s strategy to increase ARM’s visibility, the Company’s license agreements generally require its partners to display an ARM logo on the ARM core-based products that they distribute. The Company believes that to the extent ARM technology becomes more widely accepted, the ARM “brand” will become increasingly important to potential partners and will drive the Company’s expansion into related software, development tools and system design. ARM believes that the availability of its marketing, sales and support services to all of its partners worldwide is critical to the success of the ARM architecture.

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

As of December 31, 2011, ARM had 1,459 full-time research and development staff located at offices in Cambridge, Maidenhead, Sheffield and Blackburn in the United Kingdom; Sophia Antipolis and Grenoble, France; Grasbrunn, Germany; Trondheim, Norway; Sentjernej, Slovenia; Austin, Texas, US; San Jose, Irvine and San Diego, California, US; Olympia, Washington, US; and Bangalore, India.

In 2009, 2010 and 2011, research and development costs were approximately £112.2 million, £139.8 million and £165.4 million, respectively. Research and development costs were 37%, 34% and 34% of total revenues in 2009, 2010 and 2011, respectively.

Acquisitions

On June 15, 2011, the Company purchased the entire share capital of Obsidian Software Inc. (“Obsidian”) for $5.6 million in cash, plus a further $9.5 million payable as earn-out to the shareholders subject to them remaining in employment with ARM for up to 3 years and meeting certain performance criteria.  This purchase has been accounted for as an acquisition.

Obsidian, a company based in Austin, Texas, US is a market leader in verification and validation products and services used in the design of increasingly complex processors. The company’s RAVEN software has been used by many of the world’s leading semiconductor companies.  As SoC and processors grow in complexity there is an increasing need to develop more sophisticated verification strategies. This acquisition augments ARM's drive in matching its verification strategies with the rate of change in its high performance, complex SoC IP components.

For these reasons, combined with the ability to hire the entire workforce of Obsidian, including the founders and management team, the Company paid a premium for the company giving rise to goodwill.  All intangible assets were recognised at their fair values, with the residual excess over net assets being recognised as goodwill. All of the goodwill recognised is expected to be deductible for income tax purposes.

On October 31, 2011, the Company purchased the entire share capital of Prolific Inc. (“Prolific”) for $7.7 million in cash, plus a further $8.5 million payable as an earn-out to the shareholders subject to them remaining in employment with ARM for up to five years and meeting certain performance criteria. This purchase has been accounted for as an acquisition.

Prolific, a company based in Newark, California, US develops leading-edge IC design optimisation software tools that significantly reduce development time and improve the performance of cell-based designs. The increasing complexity of 20nm and below process technologies is driving the need for automated layout optimization solutions. This acquisition augments ARM's strategy to provide innovative physical IP products that will enable the ARM partnership to continue to lead in the implementation of highly integrated, low-power SoC solutions.

For these reasons, combined with the ability to hire the entire engineering workforce of Prolific, including the founders and the management team, the Company paid a premium for the company giving rise to goodwill.  All intangible assets were recognised at their fair values, with the residual excess over net assets being recognised as goodwill.  All of the goodwill recognised is expected to be deductible for income tax purposes.

There were no acquisitions in 2010.

ORGANIZATIONAL STRUCTURE

ARM Holdings plc is the holding company for a number of subsidiaries. The following is a list of our significant subsidiaries at December 31, 2011. Not all subsidiaries are included, as the list would be excessive in length. Unless stated otherwise, each subsidiary is wholly owned.

Company	Jurisdiction of Incorporation
ARM, Inc.	United States
ARM Germany GmbH	Germany
ARM KK	Japan
ARM Korea Limited	South Korea
ARM Limited	England and Wales
ARM Taiwan Limited	Taiwan
ARM France SAS	France
ARM Consulting (Shanghai) Co. Ltd	China
ARM Norway AS	Norway
ARM Sweden AB (formerly Logipard AB)	Sweden
ARM Embedded Technologies Pvt. Ltd.	India

PROPERTIES

The Company leases land and buildings for its executive offices, engineering, marketing, administrative and support operations and design centers. The following table summarizes certain information with respect to the principal facilities leased by the Company:

Location	Freehold/Leasehold	Lease Term and Commencement Date	Approximate Area (square feet)	Principal Use
Cambridge, UK (110 Fulbourn Road)	Leasehold	20 years September 20, 1999	45,000	Executive offices and engineering, marketing and administrative operations
Cambridge, UK (130 Fulbourn Road)	Leasehold	20 years March 28, 2002	35,000	Executive offices and engineering, marketing and administrative operations
Cambridge, UK (90 Fulbourn Road)	Leasehold	20 years December 25, 1993	10,000	Executive offices and engineering, marketing and administrative operations
Cambridge, UK (100 Fulbourn Road)	Leasehold	13 years October 4, 2010	30,000	Executive offices and engineering, marketing and administrative operations
Maidenhead, UK	Leasehold	25 years July 28, 1998	20,000	Executive offices and design center
San Jose, California, US	Leasehold	7 years August 1, 2008	92,000	Executive offices and engineering, marketing and administrative operations
Austin, Texas, US	Leasehold	7 years August 1, 2009	47,000	Design center, marketing and support operations
Bangalore, India	Leasehold	5 years July 15, 2007	63,500	Executive offices and engineering, marketing and administrative operations

In addition, the Company leases offices in Sheffield, England; Blackburn, England; Vilvoorde, Belgium; Grasbrunn, Germany; Trondheim, Norway; Lund, Sweden; Sophia Antipolis and Grenoble, France; Sentjernej, Slovenia; Hsinchu, Taiwan; Irvine, California, USA; Plano, Texas, USA; and Olympia, Washington, USA that are used for engineering and administrative purposes as well as in Shin-Yokohama, Japan; Taipei, Taiwan; and Seoul, South Korea which are used for marketing and support operations. Company personnel based in Boston, Massachusetts, US; Detroit, Michigan, US; Salem, New Hampshire, US; San Diego, California, US;

Shanghai, Shenzhen and Beijing, China; Munich, Germany; Paris, France; Singapore and Kfar Saba, Israel have office space available to them.

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

Within the review of the Operating Results we have included certain non-IFRS measures, specifically we present (i) research and development costs, (ii) sales and marketing expenditure, (iii) general and administrative costs, (iv) operating costs for each of the segments and (v) profit/loss before tax for each of the segments, adjusted in each case to exclude share-based compensation charges including payroll taxes, amortization of intangibles acquired with business combinations, other acquisition-related charges, charges relating to the disposal and impairment of investments, costs relating to the Company’s associate company Linaro, and restructuring charges.  Where such non-IFRS measures are presented, we also present the reconciling items detailed above and amount thereof, to the most directly comparable IFRS measures of research and development costs, sales and marketing expenditure, general and administrative and operating costs and profit/loss before tax for each of the segments, respectively.

We believe that disclosing such non-IFRS measures enables investors to isolate and evaluate clearly the impact of the items detailed above separately from the underlying financial performance of the Company.  We believe this also allows for a clearer comparison of performance from year to year (including of our research and development costs, sales and marketing expenditure, general and administrative costs, and operating costs and profit/loss before tax for each of the segments). Management believes that this provides analysts and investors with valuable additional information which gives them an improved insight into the business.

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

The Company’s revenues in 2011 increased in US dollars, being the primary currency of revenues generated, by approximately 24% whilst the semiconductor industry (excluding memory and analog) US dollar revenues as a whole increased by about 8% during the period October 1, 2010 to September 30, 2011. This period is, in the Company’s opinion, relevant for comparison purposes because the Company’s royalty revenues are recognized when the Company receives notification from the customer of product sales, and such notification is typically received in the quarter following shipment of the product by the customer. Looking ahead to 2012, semiconductor industry revenues are generally anticipated to grow by approximately 2% compared to 2011 and the Company is well positioned to continue to outperform the industry.

In 2011, the Company has remained both profitable and cash generative (before investing activities). On operating profits of £149.0 million, cash inflows from operating activities were £193.8 million, resulting in cash being returned to shareholders through dividends of £42.2 million. At the end of the year, the Company reported cash, cash equivalents and short- and long-term deposits, net of accrued interest of £424.0 million.

Revenues

The Company’s revenues are classified as either “Product Revenues,” consisting of license fees, sales of development systems and royalties, or “Service Revenues,” consisting of revenues from support, maintenance and training. The most significant component of ARM’s total revenues are license fees and royalty income which accounted for approximately 83%, 86% and 88% of total revenues in 2009, 2010 and 2011, respectively.

License fees as a percentage of total revenues will be affected by fluctuations in royalties and in demand for ARM’s development systems and support and maintenance services. These products and services complement ARM’s licenses by supporting ARM’s semiconductor partners in their efforts to reduce time to market. In addition, they provide ARM with a way to support systems companies who purchase finished ARM technology-based products from semiconductor companies as well as certain software vendors whose software runs on ARM microprocessors. Growth in these complementary products and services will depend on continued success in demonstrating to semiconductor companies, systems companies and software vendors the enhanced implementation possibilities which such products and services provide for ARM technology-based products and, more generally, on continued market acceptance of the ARM architecture. Growth in these complementary products and services will also depend on whether the Company can devote sufficient engineering staff to support growth in services. Revenues from development systems and support and maintenance services represented approximately 17%, 14% and 12% of total revenues in 2009, 2010 and 2011, respectively.

Revenues from royalties accounted for approximately 51%, 54% and 51% of total revenues in 2009, 2010 and 2011, respectively. The Company believes royalty revenue will continue to contribute a significant portion of total revenue going forward as the total number of partners and licenses increases.

As of December 31, 2011, the Company had more than 290 semiconductor licensees who, in turn, provide access to many other customers worldwide.

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

In addition to the license fees, contracts generally contain an agreement to provide post-delivery service support (support, maintenance and training) which consists of an identified customer contact at the Company and telephonic or e-mail support. Fees for post-delivery service support, which is provided after customer acceptance, are specified in the contract. Revenues from post-delivery service support are shown within Service Revenues and are discussed further below under “—Service Revenues—Support and maintenance.”

Development systems. Dollar revenues from sales of development boards and tool kits fluctuate with demand from licensees, systems companies and certain software vendors whose software runs on ARM microprocessors.

Royalties. Royalties are either set as a percentage of the licensee’s net sale price per chip or, less frequently, as a fixed amount per chip. In both cases, the royalty percentage typically declines as the total volume of ARM-compliant products shipped increases before typically flattening out at an agreed volume level. Royalty payment schedules in individual contracts vary depending on the nature of the license and the degree of market acceptance of the ARM architecture prevailing at the contract date. The average royalty rate reported in any period will also depend on the mix of end products into which ARM-based chips have been designed in the period. ARM technology is designed into a wide range of end products which incorporate chips with a broad spectrum of selling prices. Royalties are payable by licensees when they have manufactured and sold the resulting ARM-compliant microprocessors and peripherals to systems companies. The license contracts provide for reports to be issued to ARM with details of such sales and, in certain cases, with forecasts of sales for periods in the near future.

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

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Note 1 to the Consolidated Financial Statements. We believe our most critical accounting policies include revenue recognition and cost estimation on certain contracts for which we use a percentage-of-completion method of accounting, impairment of purchased goodwill, trade receivables and intangible assets and loss provisions.

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

Revenue from standard license products which are not modified to meet the specific requirements of each customer is recognized when the all of the conditions relevant to revenue associated with the sale of goods have been satisfied:

•	the significant risks and rewards of ownership are transferred when a license arrangement has been agreed and the goods have been delivered to the customer;

•	continuing managerial involvement and effective control over goods sold is relinquished at the point at which goods are delivered to the customer;

•	the amount of revenue can be measured reliably; any consideration due under the licensing arrangement that is not deemed to be reliably measurable is deferred until it can be measured reliably; and

•
it is probable that the economic benefits associated with the transaction will flow to the Company; any economic benefits of the transaction that are deemed unlikely to flow to the Company are deferred until it becomes probable that they will flow to the Company.

The majority of the Company’s revenues come from the licensing of intellectual property and there are therefore very few direct costs associated with the sale of goods; where there are direct costs of revenues, these are measured with reference to the purchasing agreements in place with the Company’s suppliers.

Many license agreements are for products which are designed to meet the specific requirements of each customer. Revenue from the sale of such licenses is recognized on a percentage-of-completion basis over the period from signing of the license to customer acceptance. Under the percentage-of-completion method, provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of such losses is determined. The percentage-of-completion is measured by monitoring progress using records of actual time incurred to date in the project compared with the total estimated project requirement, which approximates the extent of performance.

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

Amortization is calculated so as to write off the cost of intangible assets, less their estimated residual values, which are adjusted, if appropriate, at each balance sheet date, on a straight-line basis over the expected useful economic lives of the assets concerned. The principal economic lives used for this purpose are:

Computer software	Three to five years
Patents and licenses	Three to ten years
In process research and development	One to five years
Developed technology	One to five years
Existing agreements and customer relationships	One to six years
Core technology	Five years
Trademarks and tradenames	One to five years
Order backlog	One year

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

At the annual tests in 2009, 2010 and 2011, impairment tests showed there was no impairment with respect to goodwill. Furthermore, no trigger events have been identified that would suggest the impairment of any of the Company’s other intangibles.

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

	Year ended December 31,
	2009	2010	2011
	%	%	%
Revenues
Product revenues	94.0	95.0	94.7
Service revenues	6.0	5.0	5.3
Total revenues	100.0	100.0	100.0
Cost of revenues
Product costs	5.5	3.9	3.2
Service costs	2.9	2.5	2.4
Total cost of revenues	8.4	6.4	5.6
Gross profit	91.6	93.6	94.4
Operating expenses
Research and development	36.8	34.4	33.6
Sales and marketing	20.2	17.2	14.8
General and administrative	19.7	15.7	15.7
Total operating expenses	76.7	67.3	64.1
Profit from operations	14.9	26.3	30.3
Investment income	0.6	0.9	1.6
Interest payable	0.0	0.1	0.0
Profit before tax	15.5	27.1	31.9
Tax	2.2	5.9	9.0
Profit for the year	13.3	21.2	22.9

Total revenues for the year ended December 31, 2011 were £491.8 million, an increase of 21% from £406.6 million in 2010, which was an increase of 33% from £305.0 million in 2009. Dollar revenues were $785.0 million in 2011, an increase of 24% from $631.3 million in 2010, which was an increase of 29% from $489.5 million in 2009. The actual average dollar exchange rate in 2011 was $1.60 compared with $1.55 in 2010 and $1.60 in 2009.

Management analyzes product revenues in the categories of royalties, licenses and development systems. Service revenues consist of support, maintenance and training income. The following table sets forth, for the periods indicated, the amount of total revenues represented by each component of revenue:

	Year ended December 31,
	2009	2010	2011
	(in thousands)
Product Revenues
Royalties	£155,447	£217,624	£252,346
Licenses	98,446	132,528	180,521
Development Systems	32,941	35,993	32,928
	286,834	386,145	465,795
Service Revenues
Support, Maintenance and Training	£18,188	£20,450	£26,031
Total Revenues	305,022	406,595	491,826

Product revenues. Product revenues consist of license fees, sales of development systems and royalties. Product revenues for 2009, 2010 and 2011 were £286.8 million, £386.1 million and £465.8 million, respectively, representing 94% , 95% and 95% of total revenues in 2009, 2010 and 2011, respectively. Product revenues in US dollars, being the primary currency of revenues generated, increased from $460.0 million in 2009 to $598.9 million in 2010 and increased to $743.7 million in 2011.

License revenues increased from £98.4 million in 2009 to £132.5 million in 2010 and further increased to £180.5 million in 2011, representing approximately 32%, 33% and 37% of total revenues in 2009, 2010 and 2011, respectively. License revenues in US dollars increased from $164.1 million in 2009 to $208.2 million in 2010 and further increased to $285.7 million in 2011.

Processor Division (PD) dollar license revenues increased by 30% in 2010 and increased by 42% in 2011.

The portfolio of licensable products comprises a rich mix of proven ARM technology, such as the ARM7, ARM9 and ARM11 families of products and newer technology such as the Cortex family of products and the Mali 3D graphics processors.

121 new licenses were signed in 2011 compared to 91 in 2010 and 87 in 2009. Revenues from Cortex family products accounted for 52% of PD license revenues in 2011, compared to 48% in 2010, and 42% in 2009. Cortex products started generating revenue in 2005. ARM11 accounted for 2% of PD license revenues in 2011, compared to 7% in 2010, and 9% in 2009. Revenues from long-term licenses with certain strategic customers accounted for 23% of PD license revenues in 2011, compared to 18% in 2010 and 10% in 2009. 36 companies became new ARM Partners in 2011, bringing the total number of semiconductor partners to more than 290 at the end of the year. This total number of semiconductor partners was net of those companies that have signed licenses with ARM in the past but have since been acquired by other companies or who no longer have access to ARM technology for other reasons.

During 2011, 89 Cortex family licenses were signed, bringing the accumulated total of Cortex family licenses to 250. 19 licenses to ARM’s Mali 3D graphics processors were signed in 2011, bringing the accumulated total of Mali licenses to 58. Graphics processor revenues accounted for 8% of PD license revenues in 2011, compared to 12% in 2010, and 13% in 2009.

License revenues from non-core products, covering items such as platforms, peripherals, embedded trace modules, embedded software, data engines, models and sub-systems were £16.2 million in 2011, compared to £12.7 million in 2010 and £9.8 million in 2009, representing approximately 11% of processor license revenues in 2011, 12% in 2010 and 13% in 2009, respectively.

By the end of 2011, ARM had signed a total of 29 royalty-bearing advanced physical IP platform licenses at 65nm and below. ARM’s Physical IP Division (PIPD) reported license revenues of £31.2 million in 2011 (2010: £26.6 million, 2009: £22.0 million), representing approximately 17% of total license revenues in 2011 (2010: 20%; 2009: 22%).

In 2011, ARM maintained progress in achieving the long term strategic goal of providing ARM’s physical IP to leading Integrated Device Manufacturers (“IDM”) and Fabless semiconductor companies and continued to sign synergistic licenses that have been enabled by the combination of ARM and Artisan. Cortex-A class processors benefit from physical IP optimized for high-performance and low-power on advance process nodes; and Cortex-M class processors benefit from physical IP optimized for low-performance and low-power on mature process nodes. 16 licenses were signed for processor optimization packages in 2011, bringing the total number of licenses for this technology to 26.

Revenues from the sale of development systems increased from £32.9 million in 2009 to £36.0 million in 2010, and decreased to £32.9 million in 2011, representing approximately 11% of total revenues in 2009, 9% in 2010 and 7% in 2011. Development systems revenues in US dollars increased from $51.6 million in 2009 to $55.4 million in 2010 and decreased to $52.5 million in 2011. The decline in development systems revenues in 2011 is largely due to the growth of Linux-based operating systems, which are supported by free software development tools. The Company is now refocusing this business on microcontroller tools and premium toolkits for multi-core systems.

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

Royalties increased from £155.4 million in 2009 to £217.7 million in 2010 and further increased to £252.3 million in 2011, representing 51%, 54% and 51% of total revenues in 2009, 2010 and 2011, respectively. US dollar royalty revenues increased from $244.4 million in 2009 to $335.3 million in 2010 and further increased to $405.6 million in 2011. Royalty revenues in 2011 comprised £222.2 million from PD and £30.1 million from PIPD. PD volume shipments increased from 3.9 billion units in 2009 to 6.1 billion units in 2010 and 7.9 billion units in 2011, representing an increase of 29% compared to 2010. Worldwide unit shipments of mobile handsets increased by 11% in 2011, and as more ARM technology is typically incorporated into feature-rich handsets, the Company also benefited from the higher proportion of smartphones being shipped in the year. Beyond mobile, the Company also continued to gain share in all target end-markets including mobile computing, digital televisions and microcontrollers.

The Company expects royalty revenues to grow over the medium term although they may be subject to significant fluctuations from quarter to quarter. The total number of partners shipping ARM technology-based products at the end of 2011 was 147 after taking into account corporate activity within the ARM partnership. 29 companies were paying meaningful royalties for physical IP products at the end of the year.

Service revenues. Service revenues consist of support, maintenance and training. Service revenues increased from £18.2 million in 2009 to £20.4 million in 2010 and further increased to £26.0 million in 2011, representing 5% of total revenues in 2011 (2010: 5%, 2009: 6%). Service revenues in US dollars, being the primary currency of revenues generated, increased from $29.4 million in 2009 to $32.4 million in 2010 and further increased to $41.3 million in 2011.

Geographic analysis. The Company earns revenues from customers who are based in many different geographies. The following table sets forth, for the periods indicated, revenue by geographic destination as a percentage of total revenue per the Company’s consolidated financial statements. The proportion of revenues from the Asia Pacific region (excluding Japan) is increasing as the level of licensing and royalty shipments from customers based in China, South Korea and Taiwan increases.

	Year ended December 31,
	2009	2010	2011
	%	%	%
Revenue by destination:
North America	34	38	39
Japan	16	11	10
Asia Pacific, excluding Japan	35	37	39
Europe	15	14	12
Total	100	100	100

Product costs. Product costs are limited to variable costs of production such as the costs of manufacture of development systems, amortization of third-party technology licenses, cross-license payments to collaborative partners and time of engineers on PIPD projects. Product costs were £16.6 million in 2009, £15.8 million in 2010 and £15.8 million in 2011, representing 5%, 4% and 3% of total revenues in 2009, 2010 and 2011, respectively. Product costs were similar in 2011 compared to 2010 as the increase in PIPD direct costs offset the decreases in development systems costs and amounts paid for third-party licenses. Product costs decreased in 2010 due to the lower costs of cross-license payments to third parties as the Company’s own products increasingly replace these technologies. In 2009 and 2010, the proportion of development systems costs was approximately 20% with PIPD direct costs of approximately 55% and the balance third-party licenses and cross-license payments to collaborative partners. In 2011, development systems costs made up approximately 20% of total product costs, PIPD direct costs accounting for approximately 75% and the balance relating to third-party licenses and cross-license payments. Product gross margin in 2011 was 97%, compared to 96% in 2010 and to 94% in 2009.

Service costs. Service costs include the costs of support and maintenance services provided to licensees of ARM technology. Cost of services was £8.8 million in 2009, £10.3 million in 2010 and £11.9 million in 2011. The gross margins earned on service revenues were approximately 51% in 2009, 50% in 2010 and 54% in 2011. Costs increased in 2010 largely due to the rise in stock-based compensation including payroll taxes included within service costs to £2.8 million, compared to £1.7 million in 2009. In 2011, the increase was largely due to stock-based compensation, which increased to £3.5 million as well as an increase in staff costs to support the growth in service revenues.

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

	At December 31,
Maturity profile of backlog	2010	2011
Next two quarters (Q1 and Q2)	25%	25%
Subsequent two quarters (Q3 and Q4)	22%	23%
Greater than twelve months	53%	52%
Total	100%	100%

	At December 31,
Backlog composition	2010	2011
Processors	71%	74%
Physical IP	14%	13%
Support & Maintenance and Others	15%	13%
Total	100%	100%

At the end of 2011, backlog was 34% higher than at the beginning of the year due to the licensing of new technologies to lead partners along with the signing of further large long-term licensing deals where revenue is expected to be recognized over a number of accounting periods.

Another performance indicator is the number of patent applications submitted by ARM employees. ARM incentivizes its employees to submit patent applications by awarding patent bonuses. The number of proposed patent applications submitted by ARM employees was 196 in 2011, 185 in 2010 and 193 in 2009.

Research and development costs. Research and development costs increased from £112.2 million in 2009 to £139.8 million in 2010 and further increased to £165.4 million in 2011, representing 37%, 34% and 34% of total revenues in 2009, 2010 and 2011, respectively. Costs in 2009, 2010 and 2011 included £14.8 million, £25.2 million and £34.8 million of share-based compensation charges including payroll taxes, and £7.7 million, £3.5 million and £2.4 million of amortization of intangible assets acquired with business combinations, respectively. Costs in 2011 also included £2.5 million of acquisition-related charges. Costs relating to the Company’s associate company Linaro amounted to £3.5 million and £6.8 million in 2010 and 2011, respectively. Excluding these charges, research and development costs were £89.7 million, £107.6 million and £118.9 million, representing 29%, 26% and 24% of total revenues in 2009, 2010 and 2011, respectively. Continued investment in research and development remains an essential part of the Company’s strategy as the development of new products for licensing is key to its future growth.

Average engineering headcount increased from 1,141 in 2009 to 1,208 in 2010 and further increased to 1,366 in 2011. Staff costs increased in both 2010 and 2011 as a result of the growth in headcount as well as employee cost inflation and the higher level of bonuses and sales commissions payable on the achievement of financial performance targets.

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

Sales and marketing. Sales and marketing expenditure increased from £61.7 million in 2009 to £70.1 million in 2010 and further increased to £72.6 million in 2011, representing 20%, 17% and 15% of total revenues in 2009, 2010 and 2011, respectively. Costs in 2009, 2010 and 2011 included £4.7 million, £8.0 million and £11.3 million of share-based compensation charges including payroll taxes, £8.5 million, £7.9 million and £0.8 million of amortization of intangibles acquired with business combinations, respectively, and in 2010 included £0.1 million of Linaro-related costs. Excluding these charges, sales and marketing costs were £48.5 million, £54.1 million and £60.5 million, representing 16%, 13% and 12% of total revenues in 2009, 2010 and 2011, respectively. Average headcount in this area increased from 334 in 2009 to 337 in 2010 and further increased to 349 in 2011. Overall sales and marketing costs have increased in 2010 and 2011 due primarily to increased staff bonuses and sales commissions.

General and administrative. General and administrative costs were £60.0 million in 2009, £63.7 million in 2010 and £77.2 million in 2011, representing 20%, 16% and 16% of total revenues in 2009, 2010 and 2011, respectively. Costs included £3.4 million, £5.9 million and £8.1 million relating to share-based compensation charges including payroll taxes, less than £0.1 million, £nil and £nil of amortization of intangibles acquired with business combinations, £0.2 million, £nil and £1.8 million of investment-related charges in 2009, 2010 and 2011, respectively, and in 2011 included £0.7 million of acquisition-related costs. Furthermore, these costs included £8.5 million in 2009 of restructuring charges and a credit in respect of restructuring of £0.4 million in 2010. In 2010, general and administrative costs also included £0.9 million related to Linaro. Excluding these items, general and administrative costs were £47.9 million, £57.3 million and £66.6 million, representing 16%, 14% and 14% of total revenues in 2009, 2010 and 2011, respectively. General and administrative costs rose in 2011 due to additional investment in information technology to provide additional engineering clusters as well as due to general growth in the business.

General and administrative average headcount in 2011 was 281, up from 254 in 2010 and 248 in 2009.

Unrealized future foreign exchange gains on certain committed but not yet invoiced future revenue streams of £1.2 million (2010: losses of £0.2 million; 2009: losses of £9.8 million) were recorded in 2011. There were other foreign exchange gains of £17.1 million in 2009, gains of £1.7 million in 2010 and charges of £4.2 million in 2011. The foreign exchange rate between the US dollar and sterling has been relatively stable during 2010 and 2011. The gains in 2009 were predominantly due to the weakening of the dollar during the year resulting in a combination of the reversal of some of the currency exchange contracts’ mark-to-market provisions made in 2008 and the revaluation of the embedded derivatives noted above once invoiced. The overall net charge or gain depends upon the mix and quantum of non-sterling denominated monetary assets (including cash, accounts receivable and accounts payable), embedded derivatives and currency exchange contracts.

Restructuring costs. During 2011, there were no restructuring charges. In 2010, there was a small reversal of the provisions made for restructuring costs in previous years of £0.4 million. Restructuring costs were £8.5 million in 2009, primarily relating to staff severance costs. The majority of the 2009 restructuring costs relate to the closure of the Belgian operation.

Amortization of intangible assets. Licenses to use third party technology are capitalized and amortized over the useful economic period that the Company is expected to gain benefit from them (generally between three and ten years). Licenses totaling £5.9 million were purchased during 2001 to 2006, with further licenses for £7.0 million being purchased in 2008. No licenses were purchased in 2009, 2010 or 2011. Amortization of these licenses amounted to £1.6 million in 2011 (2010: £1.6 million; 2009: £1.8 million). At December 31, 2011, the net book value of these assets was £4.1 million which will be amortized over the next five years.

During 2004, the Company purchased Axys Design Automation, Inc. and Artisan Components, Inc. (now part of ARM, Inc.). Intangibles acquired and capitalized as part of these business combinations (including developed and core technology, customer relationships, trademarks and in-process research and development) totaled £2.3 million and £74.4 million, respectively, and were amortized over five years and between one and six years. The total charge for Axys and Artisan, respectively, was £0.3 million and £10.9 million in 2009 and £nil and £7.3 million in 2010. These assets were fully amortized by the end of 2010.

During 2005, the Company purchased Keil Elektronik GmbH and Keil Software, Inc. Intangibles acquired and capitalized consisted of developed technology, customer relationships and tradenames and totaled £8.7 million. These intangibles were amortized between two and five years and the amortization was £1.0 million in 2009 and £0.8 million in 2010. These assets were amortized by the end of 2010.

During 2006, the Company purchased Falanx Microsystems AS, a graphics IP company in Norway. Intangibles acquired and capitalized consisted of developed technology and customer relationships and totaled £5.3 million. These are being amortized over three to five years and the charge in 2009 was £1.0 million, in 2010 was £0.8 million and in 2011 was £0.3 million. The Company also purchased Soisic SA, an IP company based in France and the US. Intangibles acquired and capitalized were all developed technology and totaled £4.3 million. This is being amortized over five years with £1.1 million being charged in 2009, £1.1 million in 2010 and £0.9 in 2011. The Company also purchased certain assets of PowerEscape Inc., giving rise to £1.0 million of in-process research and development. This is being amortized over three years with £0.2 million, £nil and £nil charged to the income statement in 2009, 2010 and 2011, respectively. These assets were fully amortized by the end of 2011.

During 2008, the Company purchased Logipard AB, a video IP company in Sweden. Intangibles acquired and capitalized consisted of developed technology, customer relationships and in-process research and development and totaled £5.0 million. These are being amortized over three to five years and the charge in 2009 was £1.2 million, in 2010 was £0.9 million and in 2011 was £0.9 million. As part of the acquisition, the Company also acquired some contracts from the parent company of Logipard. The value of these contracts is £1.8 million which has been capitalized and will be amortized over their useful economic lives and the charge in 2009, 2010 and 2011 was £0.5 million. At December 31, 2011, the net book value of these assets was £2.3 million.

During 2011, the Company purchased Obsidian Software Inc., a developer of verification and validation products and services, based in Texas.  Intangibles acquired and capitalized consisted of patents and customer relationships and totaled £2.8 million.  These are being amortized over 3 years and the charge in 2011 was £0.4 million. At December 31, 2011, the net book value of these assets was £2.4 million. The Company also acquired Prolific, Inc., a California-based company that develops leading-edge IC design optimisation software tools. Intangibles acquired and capitalized consisted of developed technology, customer relationships and trademarks and totaled £2.4 million.  These are being amortized over 6 months to 2 years and the charge in 2011 was £0.1 million. At December 31, 2011, the net book value of these assets was £2.3 million.

Interest. Net investment income increased from £1.6 million in 2009 to £3.1 million in 2010 and further increased to £8.0 million in 2011. The increase in 2011 was mainly due to both significantly higher cash balances and higher interest rates received as a result of placing deposits for a longer period.  The increase in 2010 was due to significantly higher cash balances throughout the year. Cash was invested for periods of up to two years although more typically for periods of less than one year. Offset against the investment income in 2010 is an amount of £0.6 million relating to a charitable interest-free loan made by the Company in 2010. Interest received in 2011 included £0.1 million relating to this charitable loan.

Profit before tax. Profit before tax was £47.3 million in 2009, £110.0 million in 2010 and £156.9 million in 2011, representing 15%, 27% and 32% of total revenues, respectively. In 2009, the strength of the US dollar resulted in sterling revenues being higher than for the previous year, although the strength of the US dollar was also largely responsible for an increase in operating expenses, which combined with an increase in share-related and restructuring charges resulted in lower overall profits. In 2010, revenues were higher as a result of increased licensing activity as well as higher royalty revenues following a 55% increase in shipments by the Company’s partners. The higher revenues also gave rise to increased performance-based bonuses which has had the effect of increasing costs. In 2011, both licensing and royalty revenues again grew strongly. Licensing revenue was 36% higher and royalty revenue was 16% higher.   The overall impact of these effects is a 43% increase in profit before tax.

Tax charge. The Company’s effective tax rates were 14% in 2009, 22% in 2010 and 28% in 2011. In 2009, the increase in the share price reversed the impact on the deferred tax assets on share-based awards resulting in a significantly lower tax rate. In 2010, the tax rate was impacted by the utilization of certain US deferred tax assets and continued to be lower than the tax rates of the main countries in which the Company operates as a result of the research and development tax credits available in those countries. In 2011, the Company’s taxable profits were reduced by a combination of research and development tax credits and gains on employee shares awards, leading to a reduction in the Company’s tax liability. This meant that the Company was unable to fully  offset the overseas withholding tax it suffered on its royalty income against its tax liability for the year. The unutilized overseas withholding tax became irrecoverable and caused the Company’s effective tax rate to increase.

Segment Information

At December 31, 2011, the Company was organized on a worldwide basis into three business segments, namely the Processor Division (“PD”), the Physical IP Division (“PIPD”) and the System Design Division (“SDD”). This was based upon the Company’s internal organization and management structure and was the primary way in which the Chief Operating Decision Maker (“CODM”) and the rest of the board were provided with financial information. Whilst revenues were reported into four main revenue streams (namely licensing, royalties, development systems and services), the costs, operating results and balance sheets were only analyzed by the three segments.

PD primarily comprises the ARM processor and services businesses. Recent acquisitions have been allocated to the various divisions as follows: Falanx in 2006, Logipard in 2008 and Obsidian in 2011 to PD, and Soisic in 2006 and Prolific in 2011 to PIPD. Goodwill on each acquisition has also been allocated to these divisions, except for Artisan where the goodwill arising was allocated between PD and PIPD. See Note 15 to the Consolidated Financial Statements for the allocation of goodwill by segment.

Processor Division (PD)

The Processor Division encompasses those resources that are centered around microprocessor cores, including specific functions such as graphics IP, fabric IP, embedded software IP and configurable digital signal processing (“DSP”) IP.

Revenues. Total PD revenues for 2009, 2010 and 2011 were £227.2 million, £315.7 million and £397.6 million, respectively.

License revenues increased from £76.5 million in 2009 to £105.9 million in 2010 and further increased to £149.3 million in 2011, representing approximately 34%, 34% and 38% of total PD revenues in 2009, 2010 and 2011, respectively. License revenues in US dollars increased from $128.2 million in 2009 to $166.9 million in 2010 and further increased to $236.5 million in 2011. Licensing revenues are driven by customers’ ongoing R&D programs. Despite the difficult economic climate, these programs continued during 2009, but with limited budgets with the result that ARM signed more licenses with a lower up-front cost, but higher expected future royalties. In 2010, customers were able to make greater investment in the technology and revenues increased accordingly. In 2011, customers continued to invest further and also licensed higher value products resulting in the higher licensing revenues. The portfolio of licensable products comprises a rich mix of proven ARM technology, such as the ARM7, ARM9 and ARM11 families of products, and newer technology such as the Cortex family of products and the Mali 3D graphics processors. See “—Results of Operations—Product revenues” above for further details. Optimized versions of certain processor cores were able to command higher prices which contributed to revenue growth in 2010 and 2011. This optimization has been achieved by the combination of the Company’s physical IP with Cortex processor cores.

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

PD royalties increased from £132.5 million in 2009 to £189.4 million in 2010 and further increased to £222.2 million in 2011, representing 58%, 60% and 56% of total PD revenues in 2009, 2010 and 2011, respectively. Royalty revenues in US dollars were $208.1 million, $291.5 million and $356.9 million in 2009, 2010 and 2011, respectively. PD volume shipments increased from 3.9 billion units in 2009 to 6.1 billion units in 2010 and further increased to 7.9 billion units in 2011, representing a decrease of 2%, an increase of 55% and an increase of 29% in 2009, 2010 and 2011, respectively. Royalty revenues when reported in US dollars decreased in 2009 by a greater amount than the decline in units shipped due to a decrease in overall average royalty per chip as the Company’s products get designed into a wider range of end-products such as microcontrollers and Bluetooth chips which typically have a lower selling price. This trend of reducing royalty rates continued in 2010 and 2011, but the strong growth in unit shipments resulted in higher revenues.

Service revenues consist of design consulting services and revenues from support, maintenance and training. Service revenues increased from £18.2 million in 2009 to £20.4 million in 2010 and further increased to £26.0 million in 2011, representing 8%, 6% and 6% of total PD revenues in 2009, 2010 and 2011, respectively. Service revenues in US dollars were $29.5 million in 2009, $32.4 million in 2010 and $41.3 million in 2011.

Operating costs. Operating costs for 2009, 2010 and 2011 were £148.8 million, £179.2 million and £223.8 million, respectively. Operating costs include cost of sales (comprising products costs and service costs), research and development costs, sales and marketing costs and general and administrative costs. Included within these costs were £13.9 million, £25.0 million and £37.0 million of share-based compensation charges including payroll taxes, £2.6 million, £2.2 million and £4.6 million of amortization of intangibles and other charges relating to business combinations, £0.2 million, £nil, less than £0.1 million of investment-related charges and £nil, £4.4 million and £6.8 million of Linaro-related charges, respectively. Furthermore, operating costs in 2009, 2010 and 2011 included restructuring costs of £7.3 million, relating primarily to the closure of the Belgium office, a credit of £0.4 million and £nil , respectively. Excluding these charges, PD operating costs were £124.8 million, £148.0 million and £175.4 million in 2009, 2010 and 2011, respectively. The increase in costs in both 2010 and 2011 was due primarily to an increase in the research and development capability of the division.

Profit before tax. Profit before tax was £78.4 million in 2009, £136.5 million in 2010 and £173.7 million in 2011, representing 34%, 43% and 44% of total PD revenues, respectively. Excluding the charges noted above, margins in 2009, 2010 and 2011 were 45%, 53% and 56%, respectively.

Capital expenditure. Capital expenditure represents additions of property, equipment and software. In 2009, 2010 and 2011 such expenditure was £2.9 million, £3.9 million and £7.8 million, respectively.

Total assets, total liabilities and net assets. Total assets in 2009, 2010 and 2011 were £215.3 million, £239.9 million and £274.6 million, respectively. Total assets increased at the end of both 2010 and 2011, largely due to the increased sales activity leading to higher receivables. Total liabilities in 2009, 2010 and 2011 were £54.5 million, £115.8 million and £155.3 million, respectively. Liabilities increased in 2010 and 2011 compared to 2009 due to the increasing level of accruals at the end of each year for bonuses and the increase in deferred revenue due to amounts invoiced on a number of high-value deals for products, the revenue for which will be recognized over a number of accounting periods. PD had net assets of £160.8 million, £124.1 million and £119.3 million in 2009, 2010 and 2011, respectively.

Goodwill. A portion of the goodwill arising on the acquisition of Artisan Components, Inc. in December 2004 was allocated to PD. The directors believe that revenue will accrue to PD as a result of the ownership of PIPD for the following reasons:

•
the development of faster and more power-efficient microprocessors as a result of collaboration between PD and PIPD engineering teams. This is expected to generate more PD licensing deals at higher prices; and

•	the potential for PD to win more microprocessor licensing business as a result of ARM being able to offer both processor and physical IP in-house.

Goodwill increased from £135.7 million in 2009 to £139.6 million in 2010 and further increased to £143.7 million in 2011. The movement in 2011 is mostly due to the acquisition of Obsidian Software Inc., which resulted in £3.2 million of additional goodwill.  The other movements are as a result of fluctuations in the year-end currency exchange rates.

Physical IP Division (PIPD)

Revenues. Total PIPD revenues in 2009, 2010 and 2011 were £44.9 million, £54.9 million and £61.3 million, respectively. In 2009, 2010 and 2011, PIPD’s license revenues were £22.0 million, £26.6 million and £31.2 million, respectively; and its royalty revenues were £22.9 million, £28.3 million and £30.1 million, respectively. In US dollar terms, licensing revenue increased from $35.9 million in 2009 to $41.3 million in 2010 and further increased to $49.2 million in 2011, and royalty revenue increased from $36.2 million in 2009 to $43.8 million in 2010 and further increased to $48.7 million in 2011. Both licensing and royalty revenues were lower in 2009 as a result of foundries cutting capacity due to the difficult economic conditions. In 2010, foundry utilization was higher, resulting in increased royalty revenues. In addition, a number of licenses were signed for the latest technologies resulting in an improvement in license revenue. In 2011, the increase in license and royalty revenues was due to continued higher licensing activity and further utilization of ARM physical IP by foundries.

Operating costs. Operating costs for 2009, 2010 and 2011 were £81.1 million, £82.5 million and £81.1 million, respectively. Operating costs include product cost of sales, service cost of sales, research and development costs, sales and marketing costs and general and administrative costs. Included within these costs were £6.5 million, £9.9 million and £12.1 million of share-based compensation charges including payroll taxes, £12.1 million, £8.4 million and £1.6 million of amortization of intangibles and other charges relating to business combinations, respectively, and in 2011 £1.6 million relating to a write down of an investment. Furthermore, operating costs included restructuring costs of £0.3 million, £nil and £nil in 2009, 2010 and 2011, respectively, primarily related to staff severance costs. Excluding these share-based compensation, amortization and other charges relating to business combinations and restructuring charges, PIPD operating costs were £62.2 million, £64.2 million and £65.7 million in 2009, 2010 and 2011, respectively.

Total average PIPD headcount was 512, 496 and 488 in 2009, 2010 and 2011, respectively. The headcount decreased in 2010 and 2011 as part of the strategic cost management of the division. The increase in the sterling value of costs in 2009 was largely due to the strengthening of the US dollar. Costs were higher in 2010 largely due to the increase in performance-related bonuses. Costs remained at a similar level in 2011 following a period of consolidation.

Loss before tax. PIPD recorded a loss before tax of £36.2 million, £27.7 million and £19.7 million in 2009, 2010 and 2011, respectively. Excluding the share-based compensation, amortization and other charges relating to business combinations and restructuring charges noted above, PIPD recorded a loss before income tax of £17.3 million, a loss of £9.3 million and a loss of £4.4 in 2009, 2010 and 2011, respectively. In 2010, revenues and margins recovered from the short-term impact of the recession with both licensing and royalty revenues increasing. In 2011, the reduction of the loss was due to the increased licensing and royalty revenues.

Capital expenditure. Capital expenditure represents additions of property, equipment and software. In 2009, 2010 and 2011 such expenditure was £3.4 million, £2.8 million and £4.1 million, respectively.

Total assets, total liabilities and net assets. Total assets in 2009, 2010 and 2011 were £402.2 million, £414.9 million and £419.9 million, respectively, with the movements in all three years being largely attributable to foreign exchange differences on goodwill and other intangibles arising on the Artisan acquisition, and amortization of the intangibles. Total liabilities in 2009, 2010 and 2011 were £24.8 million, £38.6 million and £40.0 million, respectively. Liabilities were higher in 2010 as a result of the increased bonuses and deferred revenue and remained at a similar level in 2011. PIPD had net assets of £377.4 million, £376.4 million and £379.9 million in 2009, 2010 and 2011, respectively.

Goodwill. Goodwill in 2009, 2010 and 2011 was £366.3 million, £377.8 million and £383.9 million, respectively. The increase in 2010 and 2011 was primarily due to foreign exchange movements. The further increase in 2011 was due to the acquisition of Prolific Inc., which resulted in an additional £3.2 million of goodwill. Part of the goodwill in respect of the Artisan acquisition has been allocated to PD (see above).

System Design Division (SDD)

Revenues. SDD revenues increased from £32.9 million in 2009 to £36.0 million in 2010 and decreased to £32.9 million in 2011. US dollar revenues for the division were $51.6 million in 2009, $55.4 million in 2010 and $52.5 million in 2011. The decrease in US dollar revenues in 2009 was due to the overall industry and economic conditions. SDD has continued to enter into more multi-year contracts for larger product volumes which improves the visibility of business going forward and builds a good customer base from which to drive innovation. The increase in 2010 was due to a return to more beneficial economic conditions. The decline in development systems revenues in 2011 was largely due to the growth of Linux-based operating systems, which are supported by free software development tools. The Company is now refocusing this business on microcontroller tools and premium toolkits for multi-core systems.

Operating costs. Operating costs for 2009, 2010 and 2011 were £37.0 million, £39.5 million and £41.2 million, respectively. Operating costs include cost of sales, research and development costs, sales and marketing costs and general and administrative costs. Included within these costs were share-based compensation charges of £4.3 million, £7.0 million and £8.7 million and amortization of intangibles purchased through business combinations and other acquisition costs of £1.5 million, £0.8 million and £0.2 million in 2009, 2010 and 2011, respectively. Furthermore in 2009, 2010 and 2011, there were charges relating to the restructuring of the division of £0.8 million, less than £0.1 million and £nil, respectively, which were predominantly in respect of staff severance costs and in 2011, there were investment-related charges of £0.1 million. Excluding these charges, operating costs were £30.4 million, £31.7 million and £32.2 million, respectively.

In 2010, costs rose slightly, mostly due to increased performance related bonuses. In 2011, costs remained similar to the previous year as headcount remained constant and a general increase in the costs of the business as a whole was partially offset by lower bonuses.

Loss before tax. SDD recorded a loss before income tax of £4.1 million, £3.5 million and £8.2 million in 2009, 2010 and 2011, respectively. Excluding the charges for share-based compensation, amortization and restructuring noted above, SDD made a profit of £2.6 million, a profit of £4.3 million and a profit of £0.7 million in 2009, 2010 and 2011, respectively.

Capital expenditure. Capital expenditure represents additions of property, equipment and software. In 2009, 2010 and 2011 such expenditure was £0.6 million, £0.7 million and £1.2 million, respectively.

Total assets, total liabilities and net assets. Total assets in 2009, 2010 and 2011 were £28.1 million, £29.8 million and £30.9 million, respectively. The movements between years are due to fluctuations in working capital. Total liabilities in 2009, 2010 and 2011 were £9.2 million, £14.6 million and £15.0 million, respectively. Liabilities were higher in 2010 largely due to increased performance related bonuses. SDD had net assets of £18.9 million, £15.2 million and £15.9 million in 2009, 2010 and 2011, respectively. In 2011, assets and liabilities remained at similar levels to the previous year.

Goodwill. Goodwill in 2009, 2010 and 2011 was £14.8 million, £15.0 million and £14.9 million, respectively. The fluctuations are primarily due to the impact of foreign exchange difference on the Axys and KSI goodwill which is denominated in dollars and KEG goodwill which is denominated in euros.

Foreign Currency Fluctuations

Foreign currency fluctuations. The Company’s earnings and liquidity are affected by fluctuations in foreign currency exchange rates, principally the US dollar rate, as most of the Company’s revenues and cash receipts are denominated in US dollars while a high proportion of its costs are in sterling.

The Company hedges its exposure using forward contracts for the sale of US dollars, which are entered into with major banks. The Company also uses currency options for a limited proportion of its dollar exposure. The fair values of the currency exchange contracts outstanding at December 31, 2009, 2010 and 2011 are disclosed in Note 1c to the Consolidated Financial Statements. The settlement period of the forward contracts outstanding at December 31, 2011 was between January 6, 2012 and March 26, 2012. The settlement period of the option contracts outstanding at December 31, 2011 was between January 18, 2012 and December 31, 2012.

Contingencies and Loss Provisions

The accounting policy with respect to loss provisions is described in “—Operating Results—Critical Accounting Policies and Estimates—Provisions” above. Intellectual property disputes to which we are party are described in “Item 8. Financial Information—Legal Proceedings.” There was a £0.6 million provision for such disputes as of December 31, 2011 (2010: £1.0 million; 2009: £0.9 million) as, based on the facts and circumstances surrounding any disputes, the Company believes these costs are likely to be incurred in resolving the disputes.

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

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations primarily through cash generated from operations. Over the previous three years we have received £51.6 million in cash from the issuance of shares and transfers of treasury shares to employees who have exercised options in the Company.

The Company’s operating activities provided net cash of £96.6 million, £176.9 million and £193.8 million in 2009, 2010 and 2011, respectively.

Accounts receivable decreased by £9.5 million in 2009, increased by £39.9 million in 2010 and further increased by £13.4 million in 2011. Days’ sales outstanding were 46 at December 31, 2009, were 41 at December 31, 2010 and were 46 at December 31, 2011. In 2010, revenue and deferred revenue were much higher throughout the year, but particularly so in the fourth quarter resulting in the much higher debtor balance. In 2011, continued increased licensing activity resulted in an increase in both accounts receivable and deferred revenue. Included within accounts receivable are amounts recoverable on contracts. Prepaid expenses and other assets increased by £10.2 million in 2009, decreased by £4.9 million in 2010 and increased by £12.3 million in 2011. The decrease in 2010 was primarily as a result of the decrease in the fair-value of embedded derivatives. The increase in 2011 was due primarily to the timing of large multi-year EDA tools purchases. Inventories in 2010 and 2011 remained at similar levels to 2009. There have been no other significant movements in other current assets.

Accounts payable decreased by £4.7 million in 2009, increased by £2.0 million in 2010 and increased by £4.4 million in 2011. Movements in the accounts payable balance reflect the timing of receipt of invoices from suppliers. Accrued and other liabilities increased by £14.6 million in 2009, increased again by £25.3 million in 2010 and further increased by £10.2 million in 2011. The increase in 2009 was as a result of higher sales and staff bonuses, restructuring provisions in Belgium and Germany and an increase in provisions for personnel taxes on share options due to the increased share price. The increase in 2010 was due to an accrual for share-based payment taxes as a result of the appreciation in the share price as well as higher performance-related bonuses which were payable in 2011. The increase in 2011 was due primarily to the higher level of bonus payments along with an increase in the accrual for social security on share-based payments.

At December 31, 2011, the Company recorded approximately £116.8 million of deferred revenues which represented cash or receivables scheduled to be recognized as revenues in varying amounts after December 31, 2011. At December 31, 2009 and 2010, the Company recorded approximately £39.6 million and £92.7 million of deferred revenues, respectively. Deferred revenues are an element of customer backlog, and represent amounts invoiced to customers not yet recognized as revenues in the income statement. Similarly, the Company recorded £4.9 million of amounts recoverable on contracts (“AROC”) at December 31, 2011, compared to £12.4 million and £8.7 million at December 31, 2009 and 2010, respectively. AROC represents amounts that have been recognized as revenue in the income statement but are yet to be invoiced to customers. Both deferred revenue and AROC fluctuate due to the maturity profile of ARM’s products, and invoicing milestones within contracts. Deferred revenues have increased due to the higher number of long-term license deals with certain strategic partners where the revenue will be recognized over a number of accounting periods as well as license deals for newer technologies where a greater proportion of the revenue is deferred until later periods. At December 31, 2011, £14.6 million of deferred revenue is expected to be recognized after more than one year.

The Company believes that, given its current level of business, it has sufficient working capital for the foreseeable future.

Cash flow from operations has been used to fund the working capital requirements of the Company as well as capital expenditure. Cash outflow from capital expenditure in 2011 was £12.1 million for property, plant and equipment, and £0.8 million for other intangible assets, compared with £6.2 million and £1.2 million in 2010 and £6.0 million and £3.9 million in 2009, respectively. Capital expenditure on property, plant and equipment was higher in 2011 primarily due to greater investment in engineering cluster servers, larger quantities of which are required to enable research and development work at the lower geometries.

The Company made no acquisitions in 2009 but made additional payments in respect of the Soisic and Logipard acquisitions of £0.6 million. The Company made no acquisitions or additional payments in 2010.

In 2011, the Company made two acquisitions: Prolific, Inc. and Obsidian Software, Inc. and made an additional payment in respect of the acquisition of Keil Elektronik GmbH of £0.5 million.

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

In 2011, the Company made further investments in Cognovo Limited of £2.3 million, Ideaworks 3D Limited of £0.5 million, and in Ambiq Micro Inc. of £0.2 million. In addition, the Company invested £5.4 million in various companies and investment funds, including companies focusing on energy-efficiency.

From time to time the Company has bought back shares in order to supplement dividends in returning surplus funds to shareholders. The Company did not buy back any shares during 2009, 2010 or 2011. Dividends totaling £42.2 million were paid to shareholders in 2011 (2010: £34.3 million; 2009: £29.0 million). In aggregate, the Company has returned £444 million since 2005 through buy-backs and dividends. Share option exercises in 2011 gave rise to a £8.5 million cash inflow to the Company compared to £24.0 million in 2010 and £19.1 million in 2009.

Cash, cash equivalents and short- and long-term deposits, net of accrued interest at December 31, 2011 were £424.0 million compared to £290.1 million at December 31, 2010 and £141.8 million at December 31, 2009.

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

RESEARCH AND DEVELOPMENT

Research and development is of major importance and, as part of its research activities, the Company collaborates closely with universities worldwide, and plans to continue its successful engagement with the University of Michigan. Key areas of product development for 2012 include the development of further energy-efficient, high-performance engines for both data and control applications such as ARM cores based on the next generation of the ARM architecture that includes support for 64-bit processing. The Company is investing in future physical IP development, including lower-power, low-leakage technologies for both bulk CMOS and SOI processes to ensure leadership in this market. In addition, the Company will deliver development tools, graphics processors and fabric IP to enable its customers to design and program SoC products. The Company incurred research and development costs of £165.4 million in 2011, £139.8 million in 2010 and £112.2 million in 2009. See “Item 4. Information on the Company—Business Overview—Research and Development” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations—Research and development costs” above.

OFF-BALANCE SHEET ARRANGEMENTS AND AGGREGATE CONTRACTUAL OBLIGATIONS

Our major outstanding contractual commitments relate to rental of office facilities and certain equipment under non-cancelable operating lease agreements which expire at various dates through 2023. Our contractual commitments as of December 31, 2011 were as follows:

	Payments due by period (£’000)
	Total	Less than 1 year	2-3 years	4-5 years	Thereafter
Operating leases	83,757	25,812	42,473	10,107	5,365
Capital purchase commitments	4,913	4,913	—	—	—
Other financial commitments (expenditure on investments)	500	500	—	—	—
Total	89,170	31,225	42,473	10,107	5,365

The Company does not have any off-balance sheet arrangements with unconsolidated entities or other persons.

Item 6.  Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

Directors

The directors of the Company (each, a “director,” and together, the “directors”) at February 27, 2012 were as follows:

Name(1)	Age	Term Expires	Position
Doug Dunn OBE	67	2012	Chairman
Warren East	50	2012	Chief Executive Officer; Director
Tim Score	51	2012	Chief Financial Officer; Director
Tudor Brown	53	2012	President, Director from July 1, 2008, previously Chief Operating Officer; Director
Mike Inglis	52	2012	EVP and General Manager, Processor Division, from July 1, 2008, previously EVP Sales and Marketing; Director
Mike Muller	53	2012	Chief Technology Officer; Director
Simon Segars	44	2012	EVP and General Manager, Physical IP Division; Director
Kathleen O’Donovan	54	2012 (2)	Senior Independent Director (Non-Executive)
Young Sohn	56	2012 (2)	Independent Non-Executive Director
Philip Rowley	59	2012 (2)	Independent Non-Executive Director
Janice Roberts	56	2012 (2)	Independent Non-Executive Director
Larry Hirst	60	2012 (2)	Independent Non-Executive Director
Andy Green	56	2012 (2)	Independent Non-Executive Director

(1)	The address for each listed director is c/o ARM Holdings plc, 110 Fulbourn Road, Cambridge CB1 9NJ, England.

(2)	Non-Executive Directors are nomally appointed for three-year terms subject to election or re-election each year at the AGM.

Doug Dunn, age 67, OBE, Chairman. Doug Dunn joined the Board as an independent non-executive director in December 1998 and was non-executive Chairman from October 1, 2006. He intends to retire from the Board on May 3, 2012. He was previously President and Chief Executive Officer of ASM Lithography Holding N.V. until his retirement in December 2004. Before joining ASML, he was Chairman and Chief Executive Officer of the Consumer Electronics Division of Royal Philips Electronics N.V. and a member of the Board. He was previously Managing Director of the Semiconductor divisions of Plessey and GEC and held several engineering and management positions at Motorola. He was awarded an OBE in 1992. He is a non-executive director of ST Microelectronics N.V., Soitec S.A., TomTom N.V. and BE Semiconductor Industries N.V.

Warren East, age 50, Chief Executive Officer. Warren East joined ARM in 1994 to set up ARM’s consulting business. He was Vice President, Business Operations from February 1998. In October 2000 he was appointed to the Board as Chief Operating Officer and in October 2001 was appointed Chief Executive Officer. Before joining ARM he was with Texas Instruments. He is a chartered engineer, Fellow of the Institution of Engineering and Technology, Fellow of the Royal Academy of Engineering and a Companion of the Chartered Management Institute. He has an honorary doctorate from Cranfield University and is a member of the UK Trade and Investment Executive Board for Technology, responsible for driving the UK’s trade and investment objectives in the telecoms and IT sectors. He is a non-executive director and Chairman of the Audit Committee of De La Rue plc.

Tim Score, age 51, Chief Financial Officer. Tim Score joined ARM as Chief Financial Officer and director in March 2002. Before joining ARM, he was Finance Director of Rebus Group Limited. He was previously Group Finance Director of William Baird plc, Group Controller at LucasVarity plc and Group Financial Controller at BTR plc. He is a non-executive director and Chairman of the Audit Committee of National Express Group plc.

Tudor Brown, age 53, President. Tudor Brown was one of the founders of ARM. Before joining the Company, he was at Acorn Computers where he worked on the ARM R&D program. He joined the Board in 2001, became President in 2008 and will be retiring from the Board on May 3, 2012.  He had responsibility for developing high-level relationships with industry partners and governmental agencies and for regional development. His previous roles include Engineering Director and Chief Technology Officer, EVP Global Development and Chief Operating Officer. He is a Fellow of the Institution of Engineering and Technology and is a non-executive director of ANT plc. He currently sits on the UK Government Asia Task Force.

Mike Inglis, age 52, EVP and General Manager, Processor Division. Mike Inglis joined ARM in 2002 and became EVP and General Manager of the Processor Division in July 2008, having previously been EVP, Sales and Marketing. Before joining ARM, he worked in management consultancy with A.T. Kearney and held a number of senior operational and marketing positions at Motorola, Texas Instruments, Fairchild and BIS Macintosh and gained his initial industrial experience with GEC Telecommunications. He is a chartered engineer and a Member of the Chartered Institute of Marketing. He is a non-executive director of Pace plc.

Mike Muller, age 53, Chief Technology Officer. Mike Muller was one of the founders of ARM. Before joining the Company, he was responsible for hardware strategy and the development of portable products at Acorn Computers. He was previously at Orbis Computers. At ARM he was VP, Marketing from 1992 to 1996 and EVP, Business Development until October 2000 when he was appointed Chief Technology Officer. He was appointed to the Board in October 2001.

Simon Segars, age 44, EVP and General Manager, Physical IP Division. Simon Segars joined the Board in January 2005 and was appointed EVP and General Manager of the Physical IP Division in September 2007. He has previously been EVP, Engineering, EVP, Worldwide Sales and latterly EVP, Business Development. He joined ARM in early 1991 and worked on many of the early ARM CPU products. He led the development of the ARM7 and ARM9 Thumb® families. He holds a number of patents in the field of embedded CPU architectures. He is a director of the SOI Industry Consortium and the EDA consortium.

Kathleen O’Donovan, age 54, Senior Independent Non-Executive Director. Kathleen O’Donovan joined the Board in December 2006. She is a non-executive director of Prudential plc (retiring March 31, 2012), a non-executive director and Chairman of the Audit Committee of Trinity Mirror plc and Chairman of Invensys Pension Trustee Ltd. Previously she was a non-executive director and Chairman of the Audit Committees of the Court of the Bank of England, Great Portland Estates plc, EMI Group plc and a non-executive director of a O2 plc. Prior to that, she was Chief Financial Officer of BTR plc and Invensys plc and before that she was a partner at Ernst & Young.

Young Sohn, age 56, Independent Non-Executive Director. Young Sohn joined the Board in April 2007. He has extensive experience in the semiconductor industry both in Silicon Valley and in Asia. He is a non-executive director of Cymer, Inc. and Nanosys Inc. He is the former CEO of Inphi Corporation, Inc., where he remains as a Senior Advisor. Previously he was President of the semiconductor products group at Agilent Technology, Inc. and

Chairman of Oak Technology, Inc. Prior to that, he was President of the hard drive business of Quantum Corporation and, before that, Director of Marketing at Intel Corporation.

Philip Rowley, age 59, Independent Non-Executive Director. Philip Rowley joined the Board in January 2005. He was Chairman and CEO of AOL Europe, the internet services and web brands provider until February 2007. He is a qualified chartered accountant and was Group Finance Director of Kingfisher plc from 1998 to 2000 and Deputy CEO and CFO of the General Merchandise Division until 2001. Prior to that, his roles included EVP and Chief Financial Officer of EMI Music Worldwide. He is a non-executive director of Misys plc and non-executive director and Chairman of the Audit Committee of Promethean World plc and Chairman of HMV Group plc and Livestation Limited.

Janice Roberts, age 56, Independent Non-Executive Director. Janice Roberts joined the Board in January 2011. She has been a Managing Director at Mayfield Fund since 2000, a Silicon Valley-based venture capital firm with approximately $3 billion under management, where she focuses on the mobile, wireless communications and consumer technology industries.  Prior to that, she held various executive positions at 3Com Corporation including President Palm Computing, President 3Com Ventures and Senior Vice President, Business Development and Global Marketing.  She is a non-executive director of RealNetworks, Inc. and several private technology companies in the US.

Larry Hirst, age 60, Independent Non-Executive Director. Larry Hirst joined the Board in January 2011. He is a non-executive director of MITIE Group plc and a Trustee and director of Sentebale. He is the former Chairman of IBM Europe, Middle East and Africa. He retired from IBM in 2010, having previously held a wide range of senior positions since joining the company in 1977. He is Chairman of the UK Trade and Investment Executive Board for Technology responsible for driving the UK’s trade and investment objectives.  He is also a UK Business Ambassador. He is a former Commissioner for the Commission for Employment and Skills and a former Chair of e-skills UK (the UK Sector Skills Council for Business and Information Technology).  He was awarded a CBE in 2006.

Andy Green, age 56, Independent Non-Executive Director. Andy Green joined the Board in February 2011.  He has been CEO of Logica plc since 2008.  He is a former CEO of BT Global Services and a former CEO of Group Strategy and Operations at BT plc and was CEO of BT Openworld.  He is Chair of e-Skills UK (the UK Sector Skills Council for Business and Information Technology), is on the board and the President’s Committee of the CBI and is a Companion of the Chartered Management Institute.

Election and re-election of Directors

In line with the provisions of the UK Corporate Governance Code 2010, all directors will stand for election or re-election annually.

Executive Officers

Name(1)	Age	Position
Warren East	50	Chief Executive Officer; Director
Tim Score	51	Chief Financial Officer; Director
Tudor Brown	53	President; Director
Mike Inglis	52	Executive Vice President and General Manager, Processor Division; Director
Simon Segars	44	Executive Vice President and General Manager, Physical IP Division; Director
Mike Muller	53	Chief Technology Officer; Director

(1)	The address for each listed executive officer is c/o ARM Holdings plc, 110 Fulbourn Road, Cambridge CB1 9NJ, England.

COMPENSATION

The aggregate compensation (including pension contributions) paid by the Company to all persons who served in the capacity of director or executive officer in 2011 (15 persons) was £7.6 million. This includes £1.8 million of share-based compensation. This does not include expenses reimbursed to officers (including business travel, professional and business association dues and expenses) but includes amounts expended by the Company for automobiles made available to its officers and other benefits commonly reimbursed or paid by companies in the UK. Each executive officer participates in the Company’s Deferred Annual Bonus Plan under which he may receive a bonus of up to 150% of base salary, 50% of which is compulsorily deferred into shares and an equity match of up to

2:1 if certain targets (determined by agreement between the executive and the Remuneration Committee) are exceeded. The aggregate amount accrued by the Company during 2011 to provide pension, retirement or similar benefits for directors and executive officers was £182,000.

Directors’ emoluments

The emoluments of the executive directors of the Company in respect of services to the Company were paid through its wholly-owned subsidiary, ARM Limited, as were non-executive directors, with the exception of Janice Roberts and Young Sohn who were paid through ARM, Inc., and were as follows:

Director	Fees		Basic salary		Bonus payments (1)		Benefits (2)		Subtotal 2011		Pension contributions 2011		Share-based payments 2011 (3)		Total 2011		Subtotal 2010		Pension contributions 2010		Share-based payments 2010 (3)		Total 2010
	£		£		£		£		£		£		£		£		£		£		£		£
Executive
Warren East		—		475,000		712,500		50,679		1,238,179		13,557		449,828		1,701,564		982,391		49,089		404,617		1,436,097
Tim Score		—		383,000		574,500		25,236		982,736		40,703		380,991		1,404,430		856,667		39,183		349,822		1,245,672
Tudor Brown		—		220,000		330,000		11,554		561,554		38,328		224,537		824,419		501,891		40,022		236,904		778,817
Mike Inglis		—		270,000		405,000		14,673		689,673		29,827		267,291		986,791		599,575		29,068		244,504		873,147
Mike Muller		—		265,000		397,500		15,054		677,554		29,826		260,553		967,933		588,641		40,651		238,299		867,591
Simon Segars		—		268,000		402,000		188,949		858,949		29,480		264,398		1,152,827		698,131		28,380		242,222		968,733
Total				1,881,000		2,821,500		306,145		5,008,645		181,721		1,847,598		7,037,964		4,227,296		226,393		1,716,368		6,170,057
Non-executive
Doug Dunn		175,000		—		—		—		175,000		—		—		175,000		168,000		—		—		168,000
Lucio Lanza (retired May 14, 2010)		—		—		—		—		—		—		—		—		15,581		—		—		15,581
Kathleen O’Donovan		60,000		—		—		—		60,000		—		—		60,000		42,000		—		—		42,000
Philip Rowley		60,000		—		—		—		60,000		—		—		60,000		47,500		—		—		47,500
John Scarisbrick (retired May 12, 2011)		18,391		—		—		—		18,391		—		—		18,391		42,000		—		—		42,000
Jeremy Scudamore (retired January 31, 2011)		5,000		—		—		—		5,000		—		—		5,000		47,500		—		—		47,500
Andy Green		42,816		—		—		—		42,816		—		—		42,816		—		—		—		—
Larry Hirst		46,791		—		—		—		46,791		—		—		46,791		—		—		—		—
Janice Roberts		53,084		—		—		—		53,084		—		—		53,084		—		—		—		—
Young Sohn		56,324		—		—		—		56,324		—		—		56,324		42,000		—		—		42,000
Total		517,406		—		—		—		517,406		—		—		517,406		404,581		—		—		404,581
Total		517,406		1,881,000		2,821,500		306,145		5,526,051		181,721		1,847,598		7,555,370		4,631,877		226,393		1,716,368		6,574,638

(1)
The bonus payments above represent the full bonus earned during 2011. According to the terms of the Deferred Annual Bonus, 50% of this bonus is not paid in cash, but is deferred and becomes payable in shares after three years. Details of the awards made in February 2012 in respect of these deferrals are detailed in “—Share Ownership—The Deferred Annual Bonus Plan” below.

(2)
All the executive directors receive family healthcare and annual travel insurance as part of their benefits in kind. In addition, Tim Score has the use of a company car with fuel benefit and Warren East, Tudor Brown, Mike Inglis and Mike Muller receive a car and petrol allowance. Simon Segars also receives living, transportation and other allowances as part of his placement in the US. Warren East receives an additional cash allowance in place of Company pension contributions that can no longer be contributed in a tax-efficient way.

(3)
Share based payments represent each director’s individual compensation charge as calculated under IFRS 2, which the Company adopted from January 1, 2005. Further details of this are given in Note 22 to the Consolidated Financial Statements.

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

Warren East is a non-executive director of De La Rue plc and he received remuneration totaling £47,000 up to December 31, 2011 (2010: £47,000). Tudor Brown is a non-executive director of ANT plc and he received remuneration totaling £12,000 up to December 31, 2011 (2010: £22,500). Mike Inglis is a non-executive director of Pace plc and he received remuneration totaling £42,000 up to December 31, 2011 (2010: £42,000). Tim Score is a non-executive director of National Express Group plc and he received remuneration totaling £60,500 up to December 31, 2011 (2010: £56,000).

All the executive directors are accruing benefits under a money purchase pension scheme as a result of their services to the Company, contributions for which were fully paid during the year.

Directors’ Interests

Save as disclosed in “—Share Ownership” below none of the directors has any interest in the issued share capital of the Company which is required to be notified to the Company pursuant to the UK Listing Authority’s rules (LR 9.8.6R(1)).

BOARD PRACTICES

Corporate Governance

Compliance with the UK Corporate Governance Code 2010 (UK) and the Sarbanes-Oxley Act 2002 (US)

The Group has complied with the provisions of the UK Corporate Governance Code 2010 throughout 2011 with one exception.  Between August 2010 (when John Scarisbrick completed nine years’ service as an independent non-executive director) and the appointment of Janice Roberts and Larry Hirst in January 2011, there were four independent non-executive directors and six executive directors.

The Company continued to comply with the requirements of Section 404 of the Sarbanes-Oxley Act.

Composition and operation of the Board

The UK Corporate Governance Code 2010 requires that at least half of the Board, excluding the Chairman, should comprise independent non-executive directors. The Board currently comprises six executive directors, six independent non-executive directors and the Chairman. The number of executive directors will reduce to five when the President retires in May 2012.

The executive directors are the Chief Executive Officer, the President, the Chief Financial Officer, the Chief Technology Officer and the General Managers of the Processor and Physical IP Divisions, all of whom play significant roles in the day-to-day management of the business. The Board has considered the overall balance between executive and non-executive directors and believes that the number of executive directors is fully justified by the contribution made by each of them. All directors have completed conflicts of interest questionnaires and any planned changes in their directorships outside the Company are subject to prior approval by the Board. No conflicts of interest arose in 2011 or to date in 2012 and no situations were or have since been identified that might lead to a conflict of interest.

The Board reviews the independence of the non-executive directors on appointment and at appropriate intervals and considers the six independent non-executive directors to be independent in character, judgment and behavior, based on both participation and performance at Board and committee meetings. There are no relationships or circumstances which are likely to affect the judgment of any of them. The Chairman was regarded as independent at the time of his appointment.

Kathleen O'Donovan became the Senior Independent Director upon the retirement of Jeremy Scudamore on January 31, 2011. The Senior Independent Director provides a communication channel between the Chairman and non-executive directors and is available to discuss matters with shareholders, if required. Janice Roberts and Larry Hirst (who joined the Board on January 25, 2011), Andy Green (who joined the Board on February 25, 2011) and Young Sohn all have a broad understanding of the Company’s technology and the practices of major US-based technology companies. Philip Rowley and Kathleen O’Donovan are both financial experts with strong financial backgrounds. The beneficial interests of the directors in the share capital of the Company are set out in “―Share Ownership”. In the opinion of the Board, these shareholdings do not detract from the non-executive directors’ independent status.

The table below shows directors’ attendance at scheduled Board meetings and conference calls or ad hoc meetings which they were eligible to attend during the 2011 financial year:

	Scheduled Board meetings	Board conference calls/ad hoc meetings
Total number of meetings	6	6
Doug Dunn	6/6	5/6
Warren East	6/6	3/6
Tudor Brown	6/6	2/6
Andy Green (appointed February 25, 2011)	5/5	4/6
Larry Hirst (appointed January 25, 2011)	6/6	5/6
Mike Inglis	6/6	4/6
Mike Muller	6/6	4/6
Kathleen O’Donovan	5/6	4/6
Janice Roberts (appointed January 25, 2011)	6/6	5/6
Philip Rowley	6/6	6/6
John Scarisbrick (retired on May 12, 2011)	3/3	2/2
Jeremy Scudamore (retired on January 31, 2011)	1/1	-
Tim Score	6/6	5/6
Simon Segars	6/6	5/6
Young Sohn	6/6	3/6

The Chairman is a non-executive director of four other companies (ST Microelectronics N.V., Soitec S.A., TomTom N.V. and BE Semiconductor Industries N.V.) and he does not chair any other board.

Non-executive directors are encouraged to suggest matters for Board discussions and in 2011 were active in contributing to the agenda for the strategic review and ensuring the amount of time spent on strategic and operational issues was appropriately balanced. In the event that directors are unable to attend a meeting or a conference call they receive and read the papers for consideration at that meeting and have the opportunity to relay their comments and, if necessary, to follow up with the Chairman or the Chief Executive Officer after the meeting. During 2011, the Chairman held at least three meetings with the non-executive directors without the executives present and the non-executive directors met on at least one occasion without the Chairman being present.

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

Chairman

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

Chief Executive Officer

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

Board evaluation, induction and training

The Board undertakes an annual board evaluation. During 2011, this exercise was conducted internally, facilitated by the Company Secretary. An external evaluation last took place in 2010 and the Board plans to continue with a cycle of external evaluations every three years and internal evaluations in between.

The 2011 evaluation covered:

•	strategic development, execution and monitoring;

•	risk management and control;

•	leadership development and succession planning;

•	shareholder and stakeholder communication;

•	performance management;

•	board structure, committees and their operation;

•	induction and development; and

•	assessment of the performance of individual committees and the Chairman.

The overall conclusion was that individual Board members are satisfied that the Board works well and operates effectively in an environment where there is constructive challenge from the non-executive directors. They are also satisfied with the contribution made by their colleagues and that Board committees operate properly and efficiently.

A full, formal induction programme is arranged for new directors, tailored to their specific requirements, the aim of which is to introduce them to key executives across the business and to enhance their knowledge and understanding of the Company and its activities.

The new non-executive directors have spent time outside Board meetings with members of the Executive Committee and the management team as part of their formal induction process. All members of the Board are invited to attend our Annual Partner Meeting which is our key customer event of the year and also the Analyst and Investor Day. These events offer the opportunity to understand more about the business, products, technology development roadmap, customer base and investor perspective. In addition, during 2011 a strategy meeting was held in Beijing. This enabled Board members to meet the local ARM team, customers and Government officials and to develop their knowledge and understanding of ARM’s business and objectives in China.

Board members receive guidance on the regulatory regimes and corporate governance framework that the Company operates under. In particular, during 2011 the Board received an update from the Company Secretary on the UK Bribery Act 2010. The Group has a commitment to training and all directors, executive or non-executive, are encouraged to attend suitable training courses at the Group’s expense.

Executive Committee

The Executive Committee is responsible for developing and implementing the strategy approved by the Board. In particular, the committee is responsible for ensuring that the Company’s budget and forecasts are properly prepared, that targets are met and for generally managing and developing the business within the overall budget.

Variations from the budget and changes in strategy require approval from the main Board of the Company. The Executive Committee, which meets monthly, comprises the Chief Executive Officer, Chief Financial Officer, the President, the Chief Operating Officer, the Chief Technology Officer, the EVPs and General Managers of the Processor, Physical IP and System Design Divisions, the EVPs of Human Resources, Strategy, Corporate Development, Sales and Marketing, the General Counsel and the Company Secretary and meetings are attended by other senior operational personnel, as appropriate.

The terms of reference of the Audit, Remuneration and Nomination Committees are published on the Company’s website at www.arm.com.

Management structure

The Company has a traditional UK board structure with a unitary Company board comprising the Chairman, executive and non-executive directors. The Audit and Remuneration Committees are made up of independent non-executive directors and they, together with the Nomination Committee, report to the Board. The divisions and functions report to the Executive Committee. The Risk Review Committee reports periodically to the Executive

Committee, Audit Committee and the Board.  The VP Business Assurance/Head of Internal Audit also has a separate reporting arrangement to the Chairman of the Audit Committee.

Audit Committee

The table below sets out membership of the Committee during the year:

Name of Director	Position	Meetings Attended
Kathleen O’Donovan (Chairman)	Senior Independent Director (Committee Chairman from January 26, 2011)	5/5
Larry Hirst	Independent non-executive director (appointed January 25, 2011)	4/5
Janice Roberts	Independent non-executive director (appointed January 25, 2011)	5/5
Philip Rowley	Independent non-executive director (Committee Chairman until January 26, 2011)	5/5
Jeremy Scudamore	Independent non-executive director (retired January 31, 2011)	0/1
Young Sohn	Independent non-executive director (ceased Committee membership January 31, 2011)	1/1

Kathleen O’Donovan assumed the Chairmanship of the Committee on January 26, 2011. She is qualified as the audit committee financial expert as defined in the Sarbanes-Oxley Act. Philip Rowley is also qualified to fulfil this role. Both have recent and relevant financial expertise. The external auditors, Chief Executive Officer, Chief Financial Officer, the VP Finance ARM Group, the VP Business Assurance/Head of Internal Audit, the Head of Tax and the Company Secretary attend all meetings in order to ensure that all the information required by the Audit Committee for it to operate effectively is available. Representatives of the Company’s external auditors meet with the Audit Committee at least once a year without any executive directors being present.

As part of the process to refresh the Board and its Committees, Janice Roberts and Larry Hirst joined and Young Sohn and Jeremy Scudamore stepped down from the Audit Committee in January 2011.

During the year, the activities of the Committee included:

•
further work to enhance the Corporate Risk Register including linkage to Operational and Internal Audit Plans, giving the Board greater visibility of risk assessment and mitigation within the Group. This further enhanced the Board’s understanding of the level of residual risk and gave a greater level of assurance.  It also enabled a better comparison with the risks that are applicable to comparable companies. The Board was able to conclude from this that the steps being taken to mitigate risk are appropriate and that the level of residual risk is at an acceptable level;

•	reviewing the 2011 internal and external audit plans and reports including overseas subsidiaries;

•	considering and approving the assumptions in the annual impairment review, prior to approval by the full Board;

•	reviewing the status of Sarbanes-Oxley compliance and testing

•	approval of the non-audit services policy;

•	reviewing the external auditors’ performance, effectiveness, independence and fees; and

•	undertaking an assessment of the effectiveness of the Audit Committee (which took place early in 2012).

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

PricewaterhouseCoopers LLP have been the Company’s auditors since it listed on the London Stock Exchange in April 1998. The external auditors are required to rotate the audit partner responsible for the Company and subsidiary audits every fifth year end. The audit partner rotation took place in accordance with this timetable after the conclusion of the 2011 year-end audit. The Audit Committee considers that the relationship with the auditors is working well and remains satisfied with their effectiveness. This view was supported by a review of the effectiveness of the external audit process which was undertaken early in 2012 involving the Audit Committee, the executive team and senior managers who interact with the auditors. It looked at robustness of audit, quality of delivery and quality of people and service and concluded that the services provided by the auditors and their mode of delivery are effective. Accordingly, the audit committee has not considered it necessary to date to require the firm to tender for the audit work.

Auditor independence

The auditors are required to communicate with the Audit Committee at least annually whether there are any threats to their independence and objectivity and, if there are, what safeguards have been applied.   The Committee

has also reviewed the auditors’ Transparency Report, paying particular attention to the sections covering internal controls, independence policies and the results of external regulator reviews.  Having reviewed the safeguards in place, and the contents of the Transparency Report, as well as noting the regular rotation of the audit partner, the Committee is satisfied that the auditors’ procedures are sufficient to maintain their independence and objectivity.  The Committee has also considered the level of non-audit fees and believes that these are at a level which does not compromise their independence in any way.

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

Remuneration Committee

The table below sets out membership of the committee during the year:
Name of Director	Position	Meetings Attended
Philip Rowley	Independent non-executive director (appointed January 25, 2011) (Committee Chairman from January 31, 2011)	3/3
Andy Green	Independent non-executive director (appointed February 25, 2011)	2/2
Larry Hirst	Independent non-executive director (appointed January 25, 2011)	3/3
Young Sohn	Independent non-executive director	3/3
Kathleen O’Donovan	Senior Independent Director (ceased Committee membership January 25, 2011)	1/1
Jeremy Scudamore	Senior Independent Director (until January 31, 2011) (Committee Chairman until January 31, 2011)	1/1

As part of the process to refresh the Board and its Committees, Philip Rowley joined the Remuneration Committee on January 25, 2011 and took over as Chairman in place of Jeremy Scudamore on January 31, 2011. Larry Hirst joined the Committee and Kathleen O'Donovan stepped down as a member on January 25, 2011.  Andy Green joined the Committee on February 25, 2011. The Committee met three times during 2011.

The Committee’s responsibilities include:

•
determining and agreeing with the Board the Company’s policy for the remuneration of the executive directors and members of the Executive Committee. This currently includes basic salary, annual bonus, the level and terms of conditional awards under the Long Term Incentive Plan (LTIP) and the performance conditions that apply to such benefits, pension contributions and any compensation payments;

•	establishing the performance measures and targets for the LTIP and the Deferred Annual Bonus Plan (DAB);

•	maintaining oversight of the Company’s salary review processes to ensure consistency of application; and

•
reviewing the annual remuneration report to shareholders, prior to its approval by the Board and by shareholders at the Annual General Meeting as required by the Companies Act 2006, the UK Corporate Governance Code 2010 and the Listing Rules of the Financial Services Authority.

Given their diverse business experience, the independent non-executive directors who made up the Committee in 2011 offer a balanced view and international expertise in relation to remuneration matters for the Company.

Remuneration Review 2011

The Committee has access to independent professional advice in the furtherance of its duties and appointed Towers Watson as advisers in 2010. During 2011, the activities of the Committee included a review of executive remuneration in the context of the UK Corporate Governance regime, with input from Towers Watson on UK and US remuneration models. The Committee believes that it is important to select an appropriate peer group and methodology for these purposes and that benchmarking provides a useful reference point but not target ranges for salaries or other benefits.  The Committee also strongly endorses the principle of reward for performance.

2011 was another very successful year for the Company. It significantly outperformed its international peer group over the last three years which resulted in full vesting of both the LTIP and DAB awards made in 2009, when the share price was  99.75 pence per share. To put the awards that are currently outstanding under the LTIP and DAB into context, the share price was 205 pence per share at the time awards were made in 2010 and, following the subsequent sustained increase, the number of shares awarded under these plans in 2011 and 2012 are at much lower levels.  The share price was 568 pence per share on February 7, 2012, being the day before the 2012 LTIP and DAB awards were made.

During 2011, the Committee also considered:

•	what constitutes strong performance by executives and how best to reflect that in the future in the Company’s performance-based remuneration plans;

•
the impact of the changes to the tax treatment of pension contributions to UK pension schemes and the cap on total value of individual pension arrangements. It was agreed that, to the extent that company contributions cannot be paid into an individual’s pension scheme in a tax efficient way, the equivalent amount would be paid as an additional allowance, subject to normal payroll taxes;

•	policy on the retirement of Executive Committee members; and

•	governance guidelines and consultations.

Base salary increase for 2011 and 2012

For 2011 the average increase in base salaries for the executive directors was 4.4% and the average increase for the workforce as a whole was 4.0%. For 2012, the average increases are 3.6% for the executive directors and 4.7% for the workforce as a whole. Within the overall increase the range was 3.4% for Europe rising to 9.2% in Asia reflecting local market conditions and salary inflation.

Remuneration policy

The Remuneration Committee, in its deliberations on remuneration policy for the Group’s executive directors, seeks to give full consideration to the principles set out in the UK Corporate Governance Code 2010. The Committee is able to consider corporate performance on environmental, social and corporate governance issues when setting the remuneration of executive directors. The Committee also monitors developments in accounting for equity-based remuneration on an ongoing basis and is studying the Government’s proposed changes to executive pay governance and will be considering the implications for the Company.

The Company operates a remuneration policy and framework for executive directors designed to ensure that it attracts, retains and motivates people with the management skills necessary to achieve its goal of sustained growth in corporate performance. We believe that this sustained growth can be successfully achieved only with a high level of employee engagement and motivation. Our policy seeks to provide rewards and incentives for the remuneration of executive directors that reflect their performance and align with the objectives of the Company. These comprise a mix of performance-related and non-performance-related remuneration. The Committee believes that a director’s total remuneration should be monitored against their worth in the external market and, to this end, obtains information from independently published remuneration surveys, benchmarks the total remuneration package and applies the following principles:

•	base salaries are to be set at a competitive level;

•	a significant amount (i.e. more than 50%) of total potential remuneration is performance-related;

•	a significant element of performance-related remuneration is provided in the form of shares;

•	elements of performance-related variable remuneration are subject to deferral; and

•	the performance of divisional general managers is measured both at division and Company level.

Advisers

In addition to Towers Watson, other advisers who provided services during 2011 were:

•	KPMG who provided general advice on remuneration and benefits, including tax advice for employees who are seconded overseas. They also provided royalty audit services;

•	Linklaters and Slaughter and May who provided legal services in relation to equity plans and corporate matters;

•	Monks who provided salary survey data;

•	Deloitte who provided salary survey data, royalty audit services and tax training; and

•	Kepler Associates who provided independent verification of TSR calculations for the LTIP.

Advisers have been generally appointed by Bill Parsons, the EVP, Human Resources and are reviewed and approved by the Committee. The EVP, Human Resources also provided advice to the Committee and to the Company in 2011. Monks is an associate of the Company’s external auditor and these services were approved by the Audit Committee in accordance with the procedure described in the Corporate Governance report. The Chief Executive Officer and the EVP, Human Resources, normally attend part of the Remuneration Committee meetings. No director is involved in deciding his or her own remuneration.

Nomination Committee

The table below sets out membership of the committee during the year:
Name of Director	Position	Meetings attended
Doug Dunn	Chairman	4/5
Kathleen O’Donovan	Senior Independent Director	5/5
Philip Rowley	Independent non-executive director	5/5
John Scarisbrick	Non-executive director (retired May 12, 2011)	1/1
Young Sohn	Independent non-executive director	5/5

During the year, the activities of the Committee included:

•	successfully identifying three suitable new independent non-executive directors (Janice Roberts, Larry Hirst and Andy Green) and recommending their appointment to the Board;

•	engaging an external search firm to seek and introduce suitable candidates to take over as Chairman and conducting interviews with a number of prospective candidates; and

•	reviewing succession plans for the executive team.

Kathleen O’Donovan, in her capacity as the Senior Independent Director, is leading the process for the appointment of the new Chairman and chaired relevant meetings of the Nomination Committee. The recruitment  process involved a review by the Board of all aspects of the role of Chairman, its requirements, board dynamics and how best the new Chairman should interact with the Board, the Executive Committee, shareholders and other stakeholders.

The Nomination Committee’s general responsibilities include:

•	leading the process for board appointments and making recommendations to the Board in relation to new appointments of executive and non-executive directors;

•	reviewing succession planning, board composition and balance; and

•	considering the roles and capabilities required for each new appointment, based on an evaluation of the skills and experience of the existing directors.

Internal control/risk management

The Company fully complies with the UK Corporate Governance Code 2010’s provisions on internal control, having established procedures to implement the Turnbull Guidance 2005. The Board has established a continuous process for identifying, evaluating and managing the significant risks faced by the Company. The Board confirms that the necessary actions have been or are being taken to remedy any significant failings or weaknesses identified from this process.

The Board has overall responsibility for ensuring that the Company maintains an adequate system of internal control and risk management and for reviewing its effectiveness, while implementation of internal control systems is the responsibility of management. The Company has implemented an internal control system designed to help ensure:

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

Compliance with section 404 of the Sarbanes-Oxley Act has been successfully achieved for each financial year since it became effective for foreign private issuers in 2006. The processes and procedures for identifying, evaluating and managing the significant business, operational, financial, compliance and other risks facing the Company have been successfully integrated into day-to-day business operations through the internal control system. This is known as the ARM Management System and provides a sustainable solution for ongoing compliance.

The ARM Management System, which covers financial, compliance and operational controls, is fully documented and compliance is monitored through periodic controls testing during each year.  The effectiveness of individual controls is also reviewed with their owners within the divisions and functions to ensure efficacy and relevance.  The Business Assurance function reports on the status of the ARM Management System to the Audit

Committee at least twice each year.  The Compliance and Audit Committees also monitor the satisfactory remediation of any identified control issues with Company level significance.

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

The Company has a number of other committees and bodies which contribute to the overall control environment. These include:

Risk Review Committee

The Risk Review Committee consists of the Chief Technology Officer, the Chief Financial Officer, the VP Finance, ARM Group, the VP Business Assurance/Head of Internal Audit and the Company Secretary. It receives and reviews quarterly reports from the divisions and corporate functions.

The Committee has established a Corporate Risk Register (“CRR”) setting out details of the principal risks faced by the Company. This gives the Board greater visibility of the range of risks, the ways in which such risks are mitigated and an assessment of the level of residual risk.

The Committee is responsible for identifying and evaluating all risks which may impact the Company’s strategic and business objectives and for monitoring the progress of actions designed to mitigate such risks. The committee reports formally on the CRR to the Executive Committee twice a year where its findings are considered and challenged. It also reports to the Board and to the Audit Committee at least once a year.

The Board reviewed its risk appetite during 2011 and confirmed that the level of residual risk is regarded as acceptable and within normal parameters for a company operating within ARM’s sphere of business.

Compliance Committee

The Compliance Committee consists of the General Counsel, the Chief Operating Officer, the Chief Financial Officer, the EVP, Human Resources, the VP Business Assurance/Head of Internal Audit, the Chief Information Officer and the Company Secretary. It oversees compliance throughout the business with all appropriate international regulations, trading requirements and standards, including direct oversight of financial, employment, environmental and security processes and policies.

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

Operational meetings

In addition, there is a series of interconnected meetings that span the Company including the weekly executive team meeting chaired by the Chief Executive Officer and the weekly business review meeting chaired by the Chief Operating Officer, the purpose of which is to monitor and control all main business activities, revenue forecasts and other matters requiring approval. There are regular Operations and Customer Satisfaction Meetings where management reviews with representation from the divisions and functions: revenues, orders booked, costs, product and project delivery dates and levels of defects found in products in development. The outputs of these meetings are reviewed by the executive committee which, in turn, raises relevant issues with the Board of the Company.

Internal audit function

The Company has an internal audit function that meets criteria set out in the key practice standards prescribed by the Institute of Internal Auditors. The internal audit function undertook a range of financial and operational audits in line with the plan agreed with the Audit Committee. Additional resource was provided by Ernst & Young in 2011 and this will continue in 2012.

During 2011, the Company worked towards obtaining certification for ISO 27001, the international standard for Information Security Management Systems. This was achieved early in 2012.

The Company’s management system documents processes and responsibilities across all business functions and operations. As an autonomous part of this system, the internal audit function carries out a program of audits to assess its effectiveness and efficiency, resulting in continuous maintenance and improvement of the system, adapting to changes in business operations as necessary. To demonstrate compliance with the Sarbanes-Oxley Act, the internal audit function also maintains the documented controls over financial reporting and confirms the operation of them either by direct testing or through a monitored self-assessment program. The management system is audited externally by Lloyd’s Register Quality Assurance for compliance with ISO9001:2008 and as part of its Business Assurance scheme supports the Sarbanes-Oxley compliance activity.

Any significant control failings identified through the internal audit function or the independent auditors are brought to the attention of the Compliance Committee and undergo a detailed process of evaluation of both the failing and the steps taken to remedy it. There is then a process for communication of any significant control failures to the Audit Committee. There were no significant control failures during 2011 or up to February 27, 2012, being the latest practicable date before the printing of this report.

Whistleblowing procedures

The Company operates a whistleblowing policy which provides for employees to report concerns about any unethical business practices to senior management in strict confidence or, if they prefer, anonymously through an independent third-party telephone line. They can do so without fear of recrimination. The Audit Committee receives any such confidential reports from the Compliance Committee. There were no whistleblowing reports in 2011 and none up to February 27, 2012, being the latest practicable date before the printing of this report. The third-party telephone line is regularly tested to ensure that employees can use it if they have occasion to.

Environmental, social, corporate governance and ethical policies

While the Company is accountable to its shareholders, it also endeavours to take into account the interests of all its stakeholders, including employees, customers and suppliers and the local communities and environments in which it operates. The Chief Executive Officer and the Chief Financial Officer take responsibility for these matters, which are considered at Board level. A Corporate Responsibility (“CR”) summary is included in this report and a more detailed report is available via the Company’s website www.arm.com/Reporting2011. The Company regularly monitors employees’ awareness of Company policies and procedures, including its conduct and ethical policies. Employees and temporary contractors reconfirm their understanding of key policies each year to reinforce awareness. The Company's Code of Business Conduct and Ethics, which is available on the Company’s website, and Company Rules have been updated in response to the UK Bribery Act 2010. A training and communication programme is in place to ensure that employees understand the requirements, particularly those in roles or working in countries that are regarded as higher risk. Arrangements with contractors and suppliers have been and will continue to be reviewed and updated to reflect the requirements of the Act.

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

A number of environmental initiatives have continued in 2011. The Company’s environmental policy is published on its website within the CR report. An environmental action plan is in place, including monitoring energy usage, resource consumption and waste creation so that targets set for improvement are realistic and meaningful, ensuring existing controls continue to operate satisfactorily and working with suppliers to improve environmental management.

In line with the Companies Act 2006, the articles of association enable the Company to send information to shareholders electronically and make documents available through the website rather than in hard copy, which provide both environmental and cost benefits. Shareholders can opt to continue receiving a printed copy of the annual report subject to availability.

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

Information and communication with shareholders

Before each meeting, the Board is provided with information concerning the state of the business and its performance in a form and of a quality appropriate for it to discharge its duties. The ultimate responsibility for reviewing and approving the annual report and accounts and the quarterly reports, and for ensuring that they present a balanced assessment of the Company’s position, lies with the Board. The Board delegates day-to-day responsibility for managing the Company to the Executive Committee and has a number of other committees, details of which are set out on the following pages.

The Board makes considerable efforts to establish and maintain good relationships with shareholders. There is regular dialogue with institutional investors during the year other than during close periods. The main channel of communication continues to be through the Chief Executive Officer, the Chief Financial Officer and the VP of Investor Relations. The Chairman, the Senior Independent Director and the other directors are available to engage in dialogue with major shareholders as appropriate. The Board also encourages communication with private investors and part of the Company’s website is dedicated to providing accurate and timely information for all investors including frequently asked questions, the investment case, product information, press releases, RNS and Securities and Exchange Commission (SEC) announcements. During 2011, an Investor Relations blog was introduced. It provides answers to topical questions and details of developments within the business.

ARM’s University Programme is an important initiative for the future of the business and our relationships with business partners. We engage with universities around the world, developing the next generation of ARM engineers, donating equipment and software, helping to design courses and textbooks, and providing technical support and training to students and faculties. In 2011, the program furthered its commitment to institutions in India and China by adding dedicated program managers in those regions. Some new undergraduate programs in the US plan to migrate entirely to ARM technology-based courses in 2012 and some will manufacture test chips in conjunction with a leading foundry. Both ARM and our Partners are seeing the benefit of our University Programme as students graduate with experience in designing with ARM products and as university engineering departments base their own research around ARM technology.

The Board actively encourages participation at the Annual General Meeting (AGM), scheduled for May 3, 2012, which is the principal forum for dialogue with private shareholders. A presentation is made outlining recent developments in the business and an open question-and-answer session follows to enable shareholders to ask questions about the business in general.

All resolutions proposed at the 2012 AGM will be decided on a poll and the voting results will be published via RNS and the SEC and will be available on the Company’s website.

Corporate responsibility report

ARM’s place in the community

In 2011 ARM introduced a more focused approach to charitable donations and community sponsorship. The Corporate Donations and Sponsorship Committee (CDSC) includes four Executive Committee members. It was formed with the intention of increasing all our community engagement activities in the future. Our four focus areas are STEM education (Science, Technology, Engineering and Mathematics), ICT for International Development (ICT4D), the Environment and the Local Community. ARM’s community initiatives happen on local, national and international levels.

Local

TeamARM, our global team building and fundraising employee program saw events occurring at 12 locations. Examples include the Taipei office conducting a beach clean, the Austin office holding a food bank donation drive and the Cambridge office cycling from London to Cambridge. An estimated 19% of the workforce participated in a TeamARM event with approximately 35 charities benefiting and over £109,000 being raised, including ARM matching.

National

Many of our national activities focus on STEM education. These range from scholarships to gifted students who otherwise would not have the opportunity to continue their education, to the running of extracurricular school engineering clubs.

International

ARM supported an ICT4D project run by the charity Literacy Bridge, which aims to provide information to people who otherwise would not be able to access it as a result of illiteracy, disability or poor infrastructure. A durable and affordable audio computer, called Talking Book, was designed specifically for such situations. Piloted in Ghana, the device enabled users to access information on a range of topics including health, farming and educational materials. The results of early trials were encouraging, with improved crop yields for farmers and with 91% of Talking Book users applying a new health or agricultural practice. ARM is supporting the testing and development of the second generation of Talking Book by providing a Cortex-M processor design to the University of Michigan, where the development of Talking Book is taking place.

Environmental projects

ARM understands that in order to set improvement targets that are realistic and meaningful we need to monitor energy usage, resource consumption and waste creation. ARM has an ambitious strategy for a low carbon business operation, and has set goals of:

•  30% emission reduction in tons of CO2 emission per employee by 2020; and

•  15% energy use reduction measured in KW hours per employee by 2020.

Between 2009 and 2011 we achieved a 4% reduction in tons of CO2 emission per employee across ARM’s four largest offices (Cambridge, Bangalore, Austin and San Jose), which represent 71% of our property portfolio.

In 2011 we reviewed our data collection processes to identify possible improvements. As a result, we now collect full data from 16 sites and partial or accurately estimated data from 10. We will continue to improve throughout 2012. These goals are also in line with the Environmental Issues Area of the UN Global Compact and our commitments to the Caring for Climate and LEAD programs.

Product responsibility

ARM’s technology is inherently low-power and enables smarter, more energy-efficient products to be created by our Partners. ARM spends around 25% of its revenue on the research and development of energy-efficient processing. In 2011 we made a commitment to the United Nations Global Compact to accelerate this effort as part of our work with their “Caring for Climate” and LEAD programs. In 2011, ARM announced several new products and initiatives related to improving the efficiency of computing.

The Cortex-A7 processor was launched in October 2011 and is ARM’s most energy-efficient applications processor to date. The energy-efficiency and small footprint of this processor will enable production of low-cost smartphones in 2013 and beyond. These will deliver the performance and capability of today’s high-end smartphones, and help to connect the next billion people to the internet.

ARM believes that the server market must evolve to be more power and cost-efficient in order to realise its vision of a connected world. With the current economic and power realities, existing infrastructure cannot meet either the needs of the next billion people who are starting to use technology in developing markets or the evolving needs of current users in developed markets. The transition to a cloud computing world is disruptive for the server market, which is becoming increasingly segmented. HP, who announced an ARM-Powered development platform called “RedStone” in November 2011, believes that ARM technology has the opportunity to reduce power usage of servers by up to 90% compared to traditional approaches.

ARM has also invested in supporting and enabling the ARM Partnership to develop the next generation of ultra- efficient smart motor controls. Today, electric motors generate approximately one fifth of total global emissions; smart motor control systems are expected to enable energy savings of 30%, which equates to a potential 6% reduction in total global emissions. (Figures based on International Energy Agency, Electric Motor-Driven Systems, 2011)

Customer satisfaction

To monitor customer satisfaction, ARM synthesizes responses from the diverse customer interactions we have through our business operations with direct feedback gained through formal customer support satisfaction surveys. We focus on particular KPIs relating to overall satisfaction, on-time delivery, product quality and support response times. This information is reviewed by management and used to resolve existing issues and implement process improvements to minimize repeat problems. Through continued assessment of this method we aim to ensure that lessons learned are fed into the product development and deployment processes.

Working at ARM

ARM relies on attracting and keeping the best talent. Over 80% of our workforce have a graduate education level or above and the specialised nature of our work demands a very high calibre of employee. The welfare of our employees is therefore one of our highest priorities and our strategy is to provide a competitive package of salary and other benefits as well as an enjoyable working environment. All employees are offered a proportion of their package in equity in order to encourage them to think and act like shareholders. We also aim to provide an excellent and sustained return for all shareholders.

Regardless of country or region, all employees enjoy similar benefits, and consistent global policies based on best practice. ARM encourages open two-way communication and knowledge-sharing.

Employee engagement

We conduct a comprehensive global opinion survey every two years to monitor employees’ views and provide valuable input on internal operations. Through this survey ARM can establish the overall level of employee engagement and identify any issues to address. In 2009 the survey revealed that engagement was at 83%. A program of local and global actions followed the survey to improve areas identified in the survey. The 2011 results show that we are continuing to improve our employee engagement, which has risen 5 points from 2009 to 88%.

Going concern

After dividend payments of £42.2 million in 2011, the highly cash generative nature of the business enabled the Company to increase its cash, cash equivalents and deposits to £424.0 million (net of accrued interest of £5.0 million) at the end of 2011 from £290.1 million at the start of the year. After reviewing the 2012 budget and longer-term plans and considering any reasonably likely scenarios that may occur, the directors are satisfied that, at the time of approving the financial statements, it is appropriate to adopt the going concern basis in preparing the financial statements of the Company.

Statement of directors’ responsibilities

The directors are responsible for preparing the annual report, the remuneration report and the financial statements in accordance with applicable law and regulations.

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

In preparing these financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and accounting estimates that are reasonable and prudent;

•	state whether IFRSs as adopted by the IASB have been followed, subject to any material departures disclosed and explained in the Company financial statements; and

•	prepare the Company financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements and the remuneration report comply with the Companies Act 2006 and, as regards the Company financial statements, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the annual report included on the Group’s website in accordance with the United Kingdom legislation governing the preparation and dissemination of financial statements. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Shareholding guideline

A shareholding guideline is in place for executive directors and certain senior managers, who are required to build up a holding of shares in the Company over a period of five years. The shareholdings may include shares received through earlier grants under the Company’s share option schemes and/or the LTIP and/or the DAB and, in the case of executive directors and members of the Executive Committee, the required holding is 100% of base salary.

Incentive arrangements

The Remuneration Committee aims to ensure that individuals are fairly rewarded for their contribution to the success of the Company. There are four key incentive schemes in operation across the workforce as a whole. These are the DAB and LTIP for executive directors and senior managers and the Employee Equity Plan and Annual Bonus Plan for all other employees. These plans provide alignment between remuneration and the financial performance of the Company and strengthen retention of key employees through deferment of bonus. Option grants to executive directors ceased in 2006 (although the facility to grant options exists in exceptional circumstances) and the move away from options to restricted shares for all employees reduces potential dilution and has simplified remuneration arrangements. Since 2007, variable remuneration for executive directors and certain senior managers has consisted of two performance-related elements: annual bonus under the DAB and a conditional award under the LTIP.

Deferred Annual Bonus Plan (DAB)

There is a strong variable element to executive directors’ remuneration and for 2011 a bonus of up to a maximum of 150% of base salary (after application of a personal performance multiplier which flexes the payment by 0.75 to 1.25) could be earned through the DAB if all targets were met.

The strong performance of the Company in 2011 resulted in both of the equally weighted bonus targets being achieved. For 2011, the revenue target, which is set in US dollars reflecting the main currency in which revenues are earned, was $748 million against which revenue of $785 million was achieved. The NOP target range was from zero payout at £164.2 million up to 25% at £182.8 million and 50% at £202.5 million, all at the Company budget exchange rate of £1:US$1.60. Actual NOP for 2011 was £218.8 million again using the Company budget exchange rate. These targets were set by the Remuneration Committee in January 2011 against the background of continuing concerns about the global economy and the prospects for the semiconductor industry. It is to the credit of the executive team and all employees that these targets were exceeded in such a potentially difficult year. The bonuses payable to each executive director in respect of performance during 2011 are all at 150% of base salary, half of which was compulsorily deferred into shares for three years. Each of the executive directors achieved a personal performance multiplier in excess of 1.2.

The personal performance multiplier depends on the achievement of pre-determined objectives which are reviewed and approved by the Committee each year. These include key strategic objectives related to each director’s role and responsibilities including compliance with the Management Charter which is designed to foster employee development, understanding of the overall vision and strategy of the Company and good governance. There is compulsory deferral into shares of 50% of the bonus earned and an opportunity to earn an equity match of up to 2:1, subject to achievement of an EPS performance condition. At the end of the three year deferral period the shares and any matching shares earned are satisfied through the issue of new shares (any treasury shares available would be used first).

Shares representing the deferred element of bonus earned in 2008 and awarded in 2009 vested in February 2012, with the maximum 2:1 ratio of matching shares being triggered. This ratio was achieved because EPS growth was greater than CPI plus 12% per annum for each of the 3 years making up the performance period.

The targets set by the Committee for the DAB each year are intended to be stretching but motivational and average bonus paid to the executive directors over the past 5 years is 75.2% of salary (with a range from 38.6% payout in 2007 to 150% in 2011).

For 2012, the committee has decided to adopt the same bonus target arrangement so that 50% of bonus will be dependent on achieving a US dollar revenue target and 50% on achieving a currency NOP target calculated at the Company budget exchange rate of US$1.60:£1. The Committee believes that these targets have been set at levels that are challenging but achievable at high rates of performance.

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

Long Term Incentive Plan (LTIP)

Annual grants to executive directors are normally made at a level equivalent to base salary. Conditional awards vest to the extent that the performance criteria are satisfied over a three-year performance period from January 1 of the year of award with no subsequent re-testing permitted. The performance conditions are based on the Company’s Total Shareholder Return (TSR) when measured against that of two comparator groups (each testing half of the shares comprised in the award). The first index comprises UK companies across all sectors (FTSE 350) and the second comprises predominantly US companies within the hi-tech sector (FTSE All World Technology Index).

The performance criteria provide the link to performance against appropriate peer groups. For each comparator group, the number of shares that may vest may be up to a maximum of 200% of the relevant half of the shares comprised in the conditional award if the Company’s TSR ranks in the upper decile, 50% of the relevant half of the shares will vest in the event of median performance and between median and upper decile performance vesting will increase on a straight-line basis. Additional shares may vest to cover dividends paid by the Company during the performance period. No shares will be received for below-median performance. In addition, no shares will vest unless the Committee is satisfied that there has been a sustained improvement in the underlying financial performance of the Company.

Former share option schemes

The option grants to executive directors made up to 2006 remain available for exercise and vesting in accordance with the rules of the relevant schemes. They were subject to performance conditions which led to partial vesting after three years based on real EPS growth and the remainder vests after seven years. The performance conditions relating to these remaining option grants are set out in more detail in the table later in this report.

Pensions

The Company does not operate its own pension scheme but makes payments into a group personal pension plan, which is a money purchase scheme. For executive directors, the normal rate of Company contribution is 10% of the executive’s basic salary plus additional amounts in accordance with the Company’s salary sacrifice scheme. Full details of Company contributions are set out in the directors’ emoluments table. In response to changes in legislation, the Committee has agreed that, from the beginning of 2011, to the extent that contributions cannot be made in a tax efficient way at the 10% of basic salary level, the difference will be paid as an additional cash allowance (and subject to appropriate tax and other deductions).

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

Non-executive Directors

During 2011, the Chairmen of the Audit and Remuneration Committees each received a total fee of £60,000 per annum and the other non-executive directors each received a total fee of £50,000 per annum. These fees were arrived at by reference to fees paid by other companies of similar size and complexity and reflected the amount of time non-executive directors were expected to devote to the Company’s activities during the year. The remuneration of the non-executive directors is set by the executive directors and the term of appointment is three years which can then be rolled forward for a further period of three years and is then subject to annual review.  Fees paid to non-executive directors are reviewed annually with effect from January 1 and for 2012 the fees have increased to £65,000 for the Chairmen of the Audit and Remuneration Committees and to £52,000 for the other non-executive directors

During 2011, the Board approved an additional fee of $2,500 per meeting which is paid to the two non-executive directors who are based in the US and travel to the UK for board meetings. This is to reflect their additional time commitment.

Non-executive directors do not have service contracts and are not eligible to participate in bonus or share incentive arrangements. Their service does not qualify for pension purposes or other benefits and no element of their fees is performance-related.

EMPLOYEES

At December 31, 2011, the Company had 2,116 full-time employees, including 871 in the United Kingdom, 95 in France, 28 in Germany, 78 in Norway, 35 in Sweden, 5 in Slovenia, 3 in Israel, 1 in Belgium, 555 in the United States where Simon Segars is President of ARM, Inc., 34 in Japan where Takafumi Nishijima is president of ARM KK, 14 in South Korea, where Young Sub Kim is president of ARM Korea Limited, 15 in Taiwan, where Philip Lu is Chairman of ARM Taiwan Limited, 76 in China where Allen Wu is President of ARM Consulting (Shanghai) Co. Ltd, and 306 in India where Guru Ganesan is Managing Director of ARM Embedded Technologies Pvt. Limited.

The table below sets forth the number of Company employees by function and by location at year end for the periods indicated:

	At December 31,
	2009	2010	2011
Total	1,710	1,889	2,116
Function
Research and Development	1,131	1,274	1,459
Marketing and Sales	329	349	359
Finance and Administration	250	266	298
Location
Europe	865	1,003	1,116
United States	496	505	555
Far East and India	349	381	445

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

SHARE OWNERSHIP

The following table sets forth, as of February 27, 2012, certain information as to the shares and outstanding options to subscribe for shares held by (i) each executive officer and director of the Company holding options and (ii) all executive officers and directors of the Company, as a group. As of February 27, 2012, there were 1,375,792,913 shares outstanding and options with respect to 2,780,133 underlying shares are exercisable and nil RSUs expected to vest within 60 days of February 27, 2012.

Name	Beneficial Ownership Number(2)	Beneficial Ownership Percentage	Number of Shares underlying options(1)	Weighted average exercise price (per Share)(1)	Exercise prices and Expiration dates
Tudor Brown	895,814	0.07%	93,404	£1.33	(3)
Doug Dunn	48,000	less than 0.01%	—	—	—
Warren East	1,836,956	0.13%	141,133	£1.35	(4)
Mike Inglis	200,000	0.01%	91,456	£1.27	(5)
Mike Muller	1,538,894	0.11%	80,830	£1.33	(6)
Kathleen O’Donovan	—	—	—	—	—
Philip Rowley	50,000	less than 0.01%	—	—	—
Tim Score	849,153	0.06%	133,167	£1.26	(7)
Simon Segars	655,160	0.05%	75,441	£1.33	(8)
Young Sohn	84,000	0.01%	—	—	—
Andy Green (appointed February 25, 2011)	—	—	—	—	—
Larry Hirst (appointed January 25, 2011)	—	—	—	—	—
Janice Roberts (appointed January 25, 2011)	—	—	—	—	—
All current directors and senior management as a group (14 persons)	6,157,977	0.45%	615,431	£1.31	—

(1)	Adjusted to reflect 5 for 1 share split in the Company’s ordinary shares which took place in April 2000 and for the 4 for 1 share split in April 1999 where applicable.

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

(3)	Options to subscribe for 93,404 shares at £1.325 per share expire on February 1, 2013.

(4)	Options to subscribe for 136,513 shares at £1.325 per share expire on February 1, 2013 and options to subscribe for 4,620 shares at £1.948 expire on January 31, 2014.

(5)	Options to subscribe for 80,830 shares at £1.325 per share expire on February 1, 2013 and options to subscribe for 10,626 shares at £0.854 per share expire on January 31, 2013.

(6)	Options to subscribe for 80,830 shares at £1.325 per share expire on February 1, 2013.

(7)	Options to subscribe for 114,959 shares at £1.325 per share expire on February 1, 2013 and options to subscribe for 18,208 shares at £0.854 per share expire on January 31, 2015.

(8)	Options to subscribe for 75,441 shares at £1.325 per share expire on February 1, 2013.

Share Option Schemes and Plans

The Company operates the following share option schemes and plans under which employees may acquire shares: the Deferred Annual Bonus Plan, the Employee Equity Plan and the U.S. Employee Stock Purchase Plan. For a description of these plans, see “—Board Practices—Incentive Arrangements” above.

During 2011, the Company operated the ARM Holdings plc Deferred Annual Bonus Plan (the “Deferred Annual Bonus Plan”), ARM Holdings plc Employee Equity Plan, (the “Employee Equity Plan”), the ARM Holdings plc Executive Share Option Scheme (the “Executive Scheme”), the ARM Holdings plc Unapproved Share Option Scheme (the “Unapproved Scheme”), the Long Term Incentive Plan (“LTIP”), the ARM Holdings plc Unapproved Share Option Scheme French Operation (the “French Scheme”), the ARM Holdings plc Savings Related Share Option Scheme (the “Save As You Earn Scheme” or “SAYE Scheme”), the ARM Holdings plc Stock Option Plan (the “US Incentive Stock Option Scheme” or “US ISO Scheme”) and the ARM Holdings plc Savings Related Share Option Plan (the “Savings Related Plan”) (together, the “Schemes and Plans”). Following the adoption of the Deferred Annual Bonus Plan and the Employee Equity Plan at the 2006 AGM, awards are no longer made pursuant to the Executive Scheme, the Unapproved Scheme, the French Scheme and the US ISO Scheme, although existing grants of options under such schemes remain exercisable. See “—Board Practices—Incentive Arrangements” above. Upon the acquisition of Artisan in 2004, the Company assumed the share plans of Artisan, namely the 1993 Plan, the 1997 Plan, the 2000 Plan, the 2003 Plan, the Director Plan, the Executive Plan and the ND00 Plan. Following the acquisition of Artisan, the Artisan plans were closed to new grants. None of the benefits under the Schemes and Plans are pensionable. Options granted under the SAYE Scheme and the Savings Related Plan are at an option price equal to not less than 80% of the market value of the shares.

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

Employee Share Purchase Plan (ESPP)

The Company operates a savings-related option scheme for US employees, namely the ESPP. The number of options granted is related to the value of savings made by the employee. The period of savings is six months, with the option price being 85% of the lower of the market share price at the beginning and end of the scheme.

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

Long-Term Incentive Plan

A Long-Term Incentive Plan was approved by shareholders at the 2003 Annual General Meeting. Conditional share awards held by directors are as follows:

Director	Performance period ending December 31,	Award date	Market price at date of award £	As at January 1, 2011 Number	Conditional award Number	Vested* Number	Lapsed Number	As at December 31, 2011 Number		Vesting date
Warren East	2010	February 8, 2008	0.93	446,237	—	(446,237)	—	—		February 2011
	2011	February 8, 2009	0.9975	416,040	—	—	—	416,040	**	February 2012
	2012	February 8, 2010	2.05	209,756	—	—	—	209,756		February 2013
	2013	February 8, 2011	6.11	—	77,741	—	—	77,741		February 2014
				1,072,033	77,741	(446,237)	—	703,537
Tim Score	2010	February 8, 2008	0.93	387,097	—	(387,097)	—	—		February 2011
	2011	February 8, 2009	0.9975	360,902	—	—	—	360,902	**	February 2012
	2012	February 8, 2010	2.05	180,487	—	—	—	180,487		February 2013
	2013	February 8, 2011	6.11	—	62,684	—	—	62,684		February 2014
				928,486	62,684	(387,097)	—	604,073
Tudor Brown	2010	February 8, 2008	0.93	306,452	—	(306,452)	—	—		February 2011
	2011	February 8, 2009	0.9975	214,286	—	—	—	214,286	**	February 2012
	2012	February 8, 2010	2.05	106,341	—	—	—	106,341		February 2013
	2013	February 8, 2011	6.11	—	36,007	—	—	36,007		February 2014
				627,079	36,007	(306,452)		356,634
Mike Inglis	2010	February 8, 2008	0.93	268,817	—	(268,817)	—	—		February 2011
	2011	February 8, 2009	0.9975	250,627	—	—	—	250,627	**	February 2012
	2012	February 8, 2010	2.05	126,829	—	—	—	126,829		February 2013
	2013	February 8, 2011	6.11	—	44,190	—	—	44,190		February 2014
				646,273	44,190	(268,817)	—	421,646
Mike Muller	2010	February 8, 2008	0.93	263,441	—	(263,441)	—	—		February 2011
	2011	February 8, 2009	0.9975	245,614	—	—	—	245,614	**	February 2012
	2012	February 8, 2010	2.05	124,390	—	—	—	124,390		February 2013
	2013	February 8, 2011	6.11	—	43,372	—	—	43,372		February 2014
				633,445	43,372	(263,441)	—	413,376
Simon Segars	2010	February 8, 2008	0.93	268,817	—	(268,817)	—	—		February 2011
	2011	February 8, 2009	0.9975	250,627	—	—	—	250,627	**	February 2012
	2012	February 8, 2010	2.05	125,853	—	—	—	125,853		February 2013
	2013	February 8, 2011	6.11	—	43,863	—	—	43,863		February 2014
				645,297	43,863	(268,817)	—	420,343

*	The performance conditions applicable to the 2008 conditional awards were satisfied to the extent of 200% plus dividend shares as detailed below.

**	The performance conditions applicable to the 2009 conditional awards were satisfied to the extent of 200% plus dividend shares as detailed below.

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

The performance conditions applicable to the conditional awards granted on February 8, 2009 were satisfied to the extent of 200% plus dividend shares which vested on February 8, 2012, as follows:

Director	Conditional award Number	Vested award Number	Dividend shares Number	Total award Number	Market value at vesting £
Warren East	416,040	832,080	27,348	859,428	4,868,660
Tim Score	360,902	721,804	23,724	745,528	4,223,416
Tudor Brown	214,286	428,572	14,086	442,658	2,507,658
Mike Muller	245,614	491,228	16,145	507,373	2,874,268
Mike Inglis	250,627	501,254	16,475	517,729	2,932,935
Simon Segars	250,627	501,254	16,475	517,729	2,932,935
Total	1,738,096	3,476,192	114,253	3,590,445	20,339,872

The following awards over ordinary shares were made under the LTIP on February 8, 2012: Warren East 86,267; Tim Score 70,422; Mike Inglis 49,295; Mike Muller 48,415; and Simon Segars 49,295; The mid-market closing price of an ordinary share on February 7, 2012 being the day prior to the date of these conditional awards was 568 pence.

The Deferred Annual Bonus Plan

As described above, there is compulsory deferral of 50% of the annual bonus earned by executive directors in the year. The emoluments detailed below include the full bonus earned for 2011, although only half has been settled in cash and the deferred elements will be settled in shares after three years.

The total number of deferred shares held under the deferred annual bonus plan by the directors following confirmation of the 2011 bonus is:

Director	Shares deferred as part of the 2009 bonus Number	Shares deferred as part of the 2010 bonus Number	Shares deferred as part of the 2011 bonus Number	Total awards Number
Warren East	85,024	43,985	62,720	191,729
Tim Score	74,370	37,847	50,572	162,789
Tudor Brown	43,427	22,299	29,049	94,775
Mike Inglis	51,219	26,595	35,651	113,465
Mike Muller	50,195	26,084	34,991	111,270
Simon Segars	51,006	26,391	35,387	112,784
Total	355,241	183,201	248,370	786,812

The performance conditions applicable to the matching awards relating to the deferred elements of the annual bonus for 2008 were satisfied to the extent of 200% matching shares plus dividend shares which vested on February 8, 2012, as follows:
Director	Shares deferred as part of the 2008 bonus Number	Matching Shares Number	Dividend shares Number	Total award Number
Warren East	143,388	286,776	4,711	434,875
Tim Score	127,443	254,886	4,187	386,516
Tudor Brown	86,161	172,322	2,831	261,314
Mike Inglis	88,502	177,004	2,908	268,414
Mike Muller	84,650	169,300	2,781	256,731
Simon Segars	88,502	177,004	2,908	268,414
Total	618,646	1,237,292	20,326	1,876,264

The market value of an ARM share on the date of vesting was 566.5 pence.

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

Item 7.  Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following tables set forth certain information as at February 27, 2012, February 25, 2011 and April 15, 2010 with respect to each person known by the Company to be the beneficial owner of more than 3% of outstanding shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. As at February 27, 2012 the number of our shares held in the US in the form of ordinary shares or ADSs amounts to approximately 60% of our total outstanding share capital. We believe that the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The shareholders listed below have the same voting rights as our other shareholders. As far as the Company is aware, it is neither directly nor indirectly owned or controlled by one or more corporations or by any government.

As at February 27, 2012, which is the most recent practicable date prior to the date of this annual report, except as noted below, we are not aware of:

•	any arrangements that might lead to a change in control of our business;

•	any person who is interested in 3% or more of our capital; or

•	any person who can, will or could directly or indirectly, jointly or severally, exercise control over us.

Beneficial owners (February 27, 2012)	Shares Beneficially Owned (Number)	Percent
Capital Research and Management Company	81,238,500	6.00
Fidelity Management and Research Corporation	66,018,481	5.01
Thornburg Investment Management	65,856,520	5.00
Legal & General Investment Management	49,884,833	3.80
Janus Capital Management	48,594,165	3.61

Beneficial owners (February 25, 2011)	Shares Beneficially Owned (Number)	Percent
Janus Capital Management	79,045,291	5.88
Fidelity Management and Research Corporation	66,018,481	5.01
Thornburg Investment Management	65,856,520	5.00
Legal & General Investment Management	49,884,833	3.80

Beneficial owners (April 10, 2010)	Shares Beneficially Owned (Number)	Percent
Janus Capital Corporation	165,272,654	12.60
Thornburg Investment Management	105,025,651	8.00
Capital Group Companies	66,769,594	5.09
Threadneedle Asset Management	64,978,898	4.95
Massachusetts Financial Services	57,417,771	4.37
Legal & General Investment Management	49,884,833	3.80

RELATED PARTY TRANSACTIONS

During the year, the Company was invoiced £1,062,000 (2010: £3,190,000) in subscription fees by its associated company, Linaro Limited. As at December 31, 2011, £1,062,000 (2010: £1,029,000) was outstanding. In addition the Company provided consulting and other services to Linaro of £1,062,000 (2010: £1,050,000). As at December 31, 2011, £722,000 (2010: £595,000) was still owed to the Company.

There were no other related party transactions during 2011 which require disclosure.

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

The Company does not provide for any such indemnities unless it has received notification from the other party that they are likely to invoke the indemnity. A provision is made if both of the following conditions are met: (i) information available prior to the issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements; and (ii) the amount of the liability can be reliably estimated. Any such provision is based upon the directors’ estimate of the expected costs of any such claim.

At present, the Company is not a party in any legal proceedings in which the directors believe that it is probable that the resolution of such proceedings will result in a material liability for the Company. Currently, there are legal proceedings  against some of Company’s licensees in which it is asserted that certain of the Company’s technology infringes third party patents, but in each of those proceedings ARM either presently has no obligation to indemnify, because certain preconditions to indemnification have not been satisfied by such licensees, or to the extent that there is any present obligation to indemnify, ARM does not believe that it is probable that the resolution of such proceedings will result in a material liability for the Company. It is possible that, in the future, preconditions to indemnification may be satisfied and that in certain circumstances may result in an indemnification obligation which could result in a material liability for the Company..

DIVIDEND DISTRIBUTION POLICY

The directors recommend payment of a final dividend in respect of 2011 of 2.09 pence per share which, taken together with the interim dividend of 1.39 pence per share paid in October 2011, gives a total dividend in respect of 2011 of 3.48 pence per share, an increase of 20% over 2.90 pence per share in 2010 following a 20% increase from 2.42 pence in 2009. Subject to shareholder approval, the final dividend will be paid on May 18, 2012 to shareholders on the register on May 4, 2012.

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

The following table sets forth, for the periods indicated, the high and low closing prices of the ordinary shares reported on the London Stock Exchange:

	Price per share
	High	Low
Annual prices:
2007	£1.65	£1.18
2008	1.25	0.79
2009	1.78	0.81
2010	4.40	1.84
2011	6.51	4.38

Quarterly prices:
2010:
First Quarter	2.39	1.84
Second Quarter	2.93	2.28
Third Quarter	4.15	2.71
Fourth Quarter	4.40	3.39
2011:
First Quarter	6.51	4.38
Second Quarter	6.26	5.51
Third Quarter	6.37	4.64
Fourth Quarter	6.45	5.39
2012:
First Quarter (through February 27, 2012)	6.13	5.62

Monthly prices:
October 2011	6.07	5.39
November 2011	6.45	5.53
December 2011	6.01	5.48
January 2012	6.13	5.75
February 2012 (through February 27, 2012)	5.93	5.62

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

	Price per ADS
	High	Low
Annual prices:
2007	10.07	6.92
2008	7.40	3.69
2009	8.65	3.44
2010	20.75	8.85
2011	31.63	20.86
Quarterly prices:
2010:
First Quarter	10.81	8.85
Second Quarter	13.13	10.01
Third Quarter	19.79	12.30
Fourth Quarter	20.75	16.66
2011:
First Quarter	31.13	20.86
Second Quarter	31.63	26.79
Third Quarter	30.49	22.57
Fourth Quarter	31.21	24.82
2012:
First Quarter (through February 27, 2012)	28.88	26.27
Monthly prices:
October 2011	29.97	24.82
November 2011	31.21	25.74
December 2011	28.09	25.03
January 2012	28.88	26.27
February 2012 (through February 27, 2012)	28.05	26.81

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

Independent Directors

Nasdaq listing standards require that a majority of the company’s board of directors be comprised of independent directors. The UK Corporate Governance Code 2010 requires that at least half the Board excluding the Chairman should comprise independent non-executive directors and the Board currently comprises six executive directors, six independent non-executive directors and the Chairman. In accordance with the Combined Code, the Chairman of the Board of Directors is not considered independent although he was regarded as independent at the time of his appointment.

The Group has complied with the provisions of the UK Corporate Governance Code 2010, with the following exception:

Between August 2010 (when John Scarisbrick completed nine years’ service as an independent non-executive director) and the appointment of Janice Roberts and Larry Hirst in January 2011, there were four independent non-executive directors and six executive directors.

The Board has considered the overall balance between executive and non-executive directors and believes that the number of executive directors is fully justified by the contribution made by each of them.

Nomination of Directors. Nasdaq listing standards require that nominees to a company’s board of directors be selected, or recommended for the board’s selection, either by a majority of the company’s independent directors or by a nomination committee comprised solely of independent directors. The nomination committee leads the process for board appointments and makes recommendations to the board in relation to new appointments of executive and non-executive directors and on succession planning, board composition and balance. It is chaired by Doug Dunn, Chairman of the Board of Directors, and the other members are Kathleen O’Donovan, Philip Rowley and Young Sohn.

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

ARTICLES OF ASSOCIATION

The following summarizes certain rights of holders of shares. The following summary does not purport to be complete and is qualified in its entirety by reference to the Articles of Association of the Company.

Shareholder Meetings

An Annual General Meeting of shareholders must be held once in every year (within the period of six months after the end of the Company’s financial year). The Board of Directors may convene an Extraordinary General Meeting of shareholders whenever they think fit. General meetings may be held at such time and place as may be determined by the Board of Directors. An Annual General Meeting may be convened on at least 21 days’ written notice to shareholders entitled to receive notices. Following the passing of a special resolution at the 2011 AGM, an Extraordinary General Meeting for any purpose can be convened on 14 days’ written notice. The Company may determine that only those persons entered on the register at the close of business on a day determined by the Company, such day being no more than 21 days before the day the notice of the meeting is sent, shall be entitled to receive such a notice. Three shareholders must be present in person or by proxy to constitute a quorum for all purposes at general meetings.

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

Voting at any general meeting is by a show of hands or by poll. A poll is required for any special resolution which is proposed. A poll may be demanded by (i) the chairman of the meeting, (ii) not less than five shareholders present in person or by proxy and entitled to vote, (iii) any shareholder or shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at such meeting or (iv) any shareholder or shareholders present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right. Where a poll is not demanded, the interests of beneficial owners of shares who hold through a nominee, such as a holder of an ADR, may not be reflected in votes cast on a show of hands if such nominee does not attend the meeting or receives conflicting voting instructions from different beneficial owners for whom it holds as nominee. A nominee such as a depositary is able to appoint any ADR holder as its proxy in respect of the ADR holders’ underlying ordinary shares. Since under English law voting rights are only conferred on registered holders of shares, a person holding through a nominee may not directly demand a poll unless such person has been appointed as the nominee’s proxy with respect to the relevant meeting. In line with UK corporate governance best practice, all resolutions set out in the Circular and Notice of the 2012 Annual General Meeting will be decided on a poll.

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

Subject to the restrictions summarized below and to the passing of a resolution to renew the directors’ authority to allot at the 2012 AGM, the directors will be generally and unconditionally authorized for the purpose of Section 551 of the UK Companies Act 2006 to exercise all or any powers of the Company to allot relevant securities (within the meaning of that Section) up to an aggregate nominal amount of £229,299 (i.e., a total of 458,597,638 shares). In addition to this general authority to allot relevant securities, in connection with a rights issue by the Company, the directors will also be authorized to allot an additional aggregate nominal amount of relevant securities of up to £34,395 (i.e., a total of 68,789,646 shares). Both allotment authorities will continue for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) on the earlier of the end of the AGM of the Company held in 2013 or June 30, 2013 (on terms that, during such period, the Company may make an offer or agreement which would or might require relevant securities to be allotted after the expiry of such period).

Subject to the passing of a resolution at the 2012 AGM, the directors will be empowered pursuant to Section 561 of the UK Companies Act 2006 to allot equity securities (within the meaning of Section 560(1) of the UK Companies Act 2006) for cash pursuant to the authorities described above as if Section 561 of the UK Companies Act 2006 did not apply to any such allotment (on terms that the Company may make an offer or agreement which would or might require equity securities to be allotted after the expiry of such authority), such power to be limited to (a) allotments of equity securities up to an aggregate nominal amount equal to 33% of the issued share capital of the Company in connection with an offer of such securities open for acceptance for a period fixed by the directors to holders of shares on the register on the record date fixed by the directors in proportion to their prospective holdings, but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognized regulatory body or any stock exchange, in any territory; (b) allotments of equity securities up to a further aggregate nominal amount equal to 33% of the issued share capital of the Company in connection with an offer to holders of shares in proportion (as nearly as may be practicable) to their existing holdings to subscribe further securities by means of the issue of a renounceable letter (or other negotiable document) which may be traded for a period before payment for the securities is due, but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to treasury shares, fractional entitlements, record dates or legal, regulatory or practical problems in, or under the laws of, any territory; and (c) allotments (otherwise than as described in (a) or (b) above) of equity securities for cash up to an aggregate nominal amount equal to 5% of the issued share capital of the Company.

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

For the purposes of the notification obligation, a person is an indirect holder of voting rights to the extent that it is able to acquire, dispose of or exercise voting rights in any of the following cases: (i) voting rights held by a third party with whom that person has concluded an agreement, which obliges them to adopt, by concerted exercise of the voting rights they hold, a lasting common policy towards the management of the issuer in question; (ii) voting rights held by a third party under an agreement concluded with that person providing for the temporary transfer for consideration of the voting rights in question; (iii) voting rights attaching to shares which are lodged as collateral with that person provided that person controls the voting rights and declares its intention of exercising them; (iv) voting rights attaching to shares in which that person has the life interest; (v) voting rights which are held, or may be exercised within the meaning of points (i) to (iv) or, in points (vi) and (viii) by a firm undertaking investment management, or by a management company, by an undertaking controlled by that person; (vi) voting rights attaching to shares deposited with that person which the person can exercise at its discretion in the absence of specific instructions from the shareholders; (vii) voting rights held by a third party in his own name on behalf of that person; and (viii) voting rights which that person may exercise as a proxy where that person can exercise the voting rights at his discretion in the absence of specific instructions from the shareholders.

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

The following resolution was passed at the 2011 AGM:

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

The following resolution is proposed for approval by shareholders at the 2012 AGM:

That the Company be and is hereby unconditionally and generally authorized for the purpose of Section 693 of the UK Companies Act 2006 to make market purchases (as defined in Section 693 of that Act) of ordinary shares of 0.05 pence each in the capital of the Company provided that:

(a)	the maximum number of shares which may be purchased is 137,579,000;

(b)	the minimum price which may be paid for each share is 0.05 pence;

(c)
the maximum price (excluding expenses) which may be paid for any ordinary share is an amount equal to 105% of the average of the closing mid market price of the Company’s ordinary shares as derived from the Daily Official List of the London Stock Exchange plc for the five business days immediately preceding the day on which such share is contracted to be purchased; and

(d)
this authority shall expire at the conclusion of the AGM of the Company held in 2013 or, if earlier, on June 30, 2012 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

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

TAXATION

The following is a discussion of material US federal and UK tax consequences of the ownership and disposition of shares or ADSs by a beneficial owner of shares or ADSs that for US federal income tax purposes (i) a citizen or resident of the United States, a corporation or other entity taxable as a corporation, created or organized under the laws of the United States or any political subdivision thereof, or an estate or trust the income of which is subject to US federal income tax regardless of its source, and (ii) owns such shares or ADSs as capital assets (a “US Holder”).

This discussion does not address the tax consequences to a US Holder (i) that is resident (or, in the case of an individual, ordinarily resident) in the United Kingdom for UK tax purposes or that is subject to UK taxation by virtue of carrying on a trade, profession or vocation in the United Kingdom, or (ii) that is a person which alone or together with one or more associated person owns, directly or indirectly, 10% or more of the voting stock of the Company. This discussion is not exhaustive of all possible tax considerations that may be relevant in the particular circumstances of each US Holder and does not address all tax considerations that may be relevant to all categories of holders, some of whom may be subject to special rules, such as (i) certain financial institutions, (ii) insurance companies, (iii) dealers and traders in securities or foreign currencies, (iv) persons holding shares or ADSs as part of a hedge, straddle, conversion transaction or other integrated transaction, (v) persons whose functional currency for US federal income tax purposes is not the US dollar, (vi) partnerships or other entities classified as partnerships for US federal income tax purposes, (vii) persons liable for the alternative minimum tax, (viii) tax-exempt organizations, or (ix) persons who acquired shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation. Shareholders and ADS holders are advised to satisfy themselves as to the tax consequences, including the consequences under foreign, US federal, state and local laws applicable in their own particular circumstances, of the acquisition, ownership and disposition of shares or ADSs by consulting their tax advisers.

The statements regarding US and UK tax laws and practices set forth below, including the statements regarding the US / UK double taxation convention relating to income and capital gains (the “Treaty”) and the US / UK double taxation convention relating to estate and gift taxes (the “Estate Tax Treaty”), are based on those laws and practices and the Treaty and the Estate Tax Treaty as in force and as applied in practice on the date of this annual report and are subject to changes to those laws and practices and the Treaty and the Estate Tax Treaty subsequent to the date of this annual report, possibly on a retroactive basis. This discussion is further based in part upon representations by the depositary and assumes that each obligation provided for in, or otherwise contemplated by, the deposit agreement between the Company and The Bank of New York Mellon and any related agreement will be performed in accordance with its respective terms. In general, US Holders of ADSs will be treated as owners of the shares underlying their ADSs for US federal income tax purposes. Accordingly, except as noted, the US federal and UK tax consequences discussed below apply equally to US Holders of ADSs and shares.

The US Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the shares underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by US holders of American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of UK taxes (if any) and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by parties to whom the ADSs are pre-released or such intermediaries.

Taxation of Dividends

Under current UK tax law, no withholding tax will be deducted from dividends paid by the Company.

Subject to the passive foreign investment company (“PFIC”) rules described below, distributions paid on ADSs or shares, other than certain pro rata distributions of shares, will be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under US federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under US federal income tax principles, it is expected that distributions generally will be reported to US Holders as dividends. Dividends paid in pounds sterling will be included in a US Holder’s income, in a US dollar amount calculated by reference to the exchange rate in effect on the date that the depositary, in the case of ADSs, or US Holder, in the case of shares, actually or constructively receives the dividend, regardless of whether the payment is in fact converted into US dollars on such date. If the dividend is converted into US dollars on the date of receipt, a US Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A US Holder may have foreign currency gain or loss if the dividend is converted into US dollars after the date of receipt.

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

Taxation of Capital Gains

Subject to the comments set out below in relation to temporary non-residents, a US Holder not resident (or in the case of an individual, ordinarily resident) in the UK will not ordinarily be liable for United Kingdom taxation on capital gains realized on the disposition of such US Holder’s shares or ADSs. However, if at the time of the disposition, in the case of a corporate US Holder, such US Holder carries on a trade in the United Kingdom through a permanent establishment or, in the case of any other US Holder, such US Holder carries on a trade, profession or vocation in the United Kingdom through a branch or agency and such shares or ADSs are, or have been, used, held or acquired by or for the purposes of such trade (or profession or vocation), permanent establishment, branch or agency,such US Holder may, depending on the circumstances, be liable to UK tax on a gain realized on disposal of such holder’s shares or ADSs.

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

A US Holder will generally recognize gain or loss for US federal income tax purposes on the sale or exchange of shares or ADSs in an amount equal to the difference between the amount realized and such holder’s adjusted tax basis in the shares or ADSs (in each case as determined in US dollars). Subject to the PFIC rules discussed below, such gain or loss will be long-term capital gains or loss if the US Holder held the shares of ADSs for more than one year. The gain or loss will generally be US-source for foreign tax credit purposes. The deductibility of capital losses may be subject to limitations.

PFIC Rules

The Company believes that it was not a PFIC for US federal income tax purposes for the year ending December 31, 2011. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time, which may be largely based upon the market value of its shares, which will vary over time and may be especially volatile in a technology-related enterprise such as the Company, there can be no assurance that the Company will not be a PFIC for any taxable year. If the Company were a PFIC for any taxable year during which a US Holder held shares or ADSs, certain adverse consequences could apply to the US Holder.

If the Company were a PFIC for any taxable year during a US Holder’s holding period for the shares or ADSs, gain recognized by such US Holder on a sale or other disposition of the shares or ADSs would be allocated ratably over the US Holder’s holding period for the shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate for that taxable year, and an interest charge would be imposed on the tax attributable to the allocated amount. Further, any distribution in respect of ADSs or shares in excess of 125% of the average of the annual distributions on ADSs or shares received by the US Holder during the preceding three years or the US Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner. Certain elections may be available to US persons that would result in alternative treatments (such as a mark-to-market treatment) of the shares or ADSs. US Holders should consult their tax advisers to determine whether any such elections would be available and, if so, what the consequences of the alternative treatments would be in those holders’ particular circumstances.

In addition, if the Company were to be a PFIC in a taxable year in which it pays a dividend or the prior taxable year, the favorable rates discussed above applicable to certain dividends paid to certain non-corporate US Holders would not apply. US Holders should consult their tax advisers concerning the potential application of the PFIC rules to their ownership and disposition of the shares and ADSs.

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

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

FOREIGN CURRENCY EXCHANGE RATE RISK

The Company’s earnings and liquidity are affected by fluctuations in foreign currency exchange rates, principally the US dollar rate, as most of the Company’s revenues and cash receipts are denominated in US dollars while a significant proportion of its costs are in sterling.

The Group seeks to use currency exchange contracts and currency options to manage the US dollar/sterling risk as appropriate, by monitoring the timing and value of anticipated US dollar receipts (which tend to arise from low-volume, high-value licence deals and royalty receipts) in comparison with its requirement to settle certain expenses in US dollars. The fair values of the financial instruments outstanding at December 31, 2009, 2010 and 2011 are disclosed in Notes 1c and 18 to the Consolidated Financial Statements. The settlement period of the forward contracts outstanding at December 31, 2011 was between January 6, 2012 and March 26, 2012. The settlement period of the option contracts outstanding at December 31, 2011 was between January 18, 2012 and December 31, 2012.

During the fiscal year, the Company was exposed to foreign currency exchange risk inherent in its sales commitments, anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than sterling. ARM transacts business in approximately nine foreign currencies worldwide, of which the most significant to the Company’s operations were the US dollar, the Indian Rupee, the euro and the Japanese yen for 2011. Generally, the Company is a net receiver of US dollars, and therefore benefits from a weaker sterling and is adversely affected by a stronger sterling relative to the dollar. It is a net payer of other foreign currencies but at a significantly lower level than the US dollar receivables. The Company has performed a sensitivity analysis at December 31, 2011, 2010 and 2009, using a modeling technique that measures the changes in the fair values arising from a hypothetical 10% adverse movement in the levels of foreign currency exchange rates relative to sterling with all other variables held constant. The analysis covers all of the Company’s foreign currency contracts offset by the underlying exposures. The foreign currency exchange rates used were based on market rates in effect at December 31, 2011, 2010 and 2009. The sensitivity analysis indicated that a hypothetical 10% adverse movement in foreign currency exchange rates would result in a loss in the fair values of ARM’s foreign exchange derivative financial instruments, net of exposures, of £4.7 million at December 31, 2011 (2010: £4.9 million, 2009: £2.7 million).

INTEREST RATE RISK

At December 31, 2011, the Company had £442.2 million (2010: £305.1 million) of interest-bearing assets. At December 31, 2011, 92% (2010: 89%) of interest-bearing assets, comprising cash equivalents; short-term and long-term deposits and short-term marketable securities were at fixed rates and are therefore exposed to fair value interest rate risk. Floating rate cash earns interest based on relevant national LIBID equivalents and is therefore exposed to cash flow interest rate risk.

Other financial assets, such as available-for-sale investments, are not directly exposed to interest rate risk.

The Company had no borrowings at December 31, 2010 and no borrowings during 2011. As such, any increases in interest rates in 2011 would have had no impact on the Company’s interest payable. However, a 1% decrease in the average interest rate during the year would have reduced interest income by approximately £3.4 million (2010: £1.9 million, 2009: £0.9 million) and profit after tax by £2.6 million (2010: £1.4 million, 2009: £0.6 million).

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

Item 12.  Description of Securities Other Than Equity Securities

Fees and charges payable to the depositary

The Company’s ADS program is administered by The Bank of New York Mellon, One Wall Street, New York, US, as depositary.

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
Expenses of the depositary
•  Cable telex and facsimile transmissions (when expressly provided in the deposit agreement)

•  Reasonable expenses incurred by the depositary in the conversion of dividends and other distributions in foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Fees and charges payable by the depositary

From January 1, 2009 to December 31, 2009, the Company did not receive any payments from the depositary.  In February 2010, the Company received a payment of $1,287,500, which included $150,000 for 2007; $87,500 for 2008; $500,000 for 2009; and $500,000 for 2010 from the depositary. In August, 2010, the Company received a further $600,000 from the depositary, which included $500,000 for the year to July 2, 2011. In August 2011, the Company received $500,000 from the depositary. These amounts were for continuing annual stock exchange listing fees, standard out-of pocket maintenance costs for the ADRs (for expenses relating to postage and envelopes for mailing annual reports and proxy materials, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, facsimile, and telephone calls), and legal fees. In addition, the 2010 payments included $50,000 and $100,000, respectively, for the achievement by the Company of certain performance indicators relating to the ADR facility and in 2011, the Company received a further $100,000 for achieving these performance indicators.

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

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures

Disclosure controls and procedures. As of December 31, 2011, the Company, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures. The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time specified in the rules and forms of the SEC and is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, as amended. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and disposition of the assets of the Company;

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2011.

The Company’s independent auditors, PricewaterhouseCoopers LLP, which have audited the consolidated financial statements of the Company for the fiscal year ended December 31, 2011, have also assessed the effectiveness of the Company’s internal controls over financial reporting; their report is included herein.

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

Item 16C.  Principal Accountant Fees and Services

	2011	2010	2009
	£’000	£’000	£’000
Audit Fees(1)	735	713	726
Audit-Related Fees(2)	81	81	86
Tax Fees(3)	169	174	412
All Other Fees(4)	90	50	109

(1)	Audit fees include fees for services pursuant to section 404 of the Sarbanes-Oxley Act, being £247,000 in 2009, £240,000 in 2010 and £240,000 in 2011.

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

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On July 19, 2005, the Company announced a rolling share repurchase program whereby a maximum number of shares, being 10% of issued share capital, may be purchased between Company AGMs (subject to shareholder approval, authority to purchase shares is renewed at each AGM). At the 2008 AGM, the shareholders authorized the repurchase of 127,208,000 shares during the period May 13, 2008 to May 14, 2009 (the date of the 2009 AGM). From May 13, 2008 to December 31, 2008, the Company repurchased 24,779,206 shares. The Company repurchased no shares in 2009, 2010 or 2011.

Item 16F.  Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.  Corporate Governance

Please refer to “Item 10. Additional Information—Corporate Governance”.

Item 16H.  Mine Safety Disclosure

Not applicable.

PART III

Item 17.  Financial Statements

The Company has responded to Item 18 in lieu of this item.

Item 18.  Financial Statements

The following financial statements, together with the report of PricewaterhouseCoopers LLP thereon, are filed as part of this Form 20-F.

Item 19.  Exhibits

******1.1	Articles of Association of ARM Holdings plc.
*4.1	Executive Service Agreement between ARM Limited and Warren East, dated January 29, 2001.
*4.2	Executive Service Agreement between Advanced Risc Machines Limited and William Tudor Brown, dated April 3, 1996.
*****4.3	Letter Agreement between ARM Limited and William Tudor Brown, dated June 25, 2008.
*4.4	Executive Service Agreement between Advanced Risc Machines Limited and Michael Peter Muller, dated January 31, 1996.
**4.5	Executive Service Agreement between ARM Limited and Tim Score, dated March 1, 2002.
**4.6	Executive Service Agreement between ARM Limited and Mike Inglis, dated July 17, 2002.
****4.7	Executive Service Agreement between ARM Limited and Simon Segars, dated January 4, 2005.
***4.8	ARM Holdings plc Employee Equity Plan.
***4.9	ARM Holdings plc Deferred Annual Bonus Plan.
***4.10	ARM Holdings plc U.S. Employee Stock Purchase Plan.
8.1	List of significant subsidiaries.
12.1	CEO certification required by Rule 13a-14(a).
12.2	CFO certification required by Rule 13a-14(a).
13.1	Certification required by Rule 13a-14(b).
15.1	Consent of the Independent Registered Public Accounting firm.

*	Previously filed with the Securities and Exchange Commission as part of the annual report on Form 20-F as filed on June 15, 2001 and incorporated herein by reference.

**	Previously filed with the Securities and Exchange Commission as part of the annual report on Form 20-F as filed on June 23, 2003 and incorporated herein by reference.

***	Previously filed with the Securities and Exchange Commission as part of the registration statement on Form S-8 on May 8, 2006 and incorporated herein by reference.

****	Previously filed with the Securities and Exchange Commission as part of the annual report on Form 20-F as filed on May 23, 2006 and incorporated herein by reference.

*****	Previously filed with the Securities and Exchange Commission as part of the annual report on Form 20-F as filed on April 7, 2009 and incorporated herein by reference.

******	Previously filed with the Securities and Exchange Commission as part of the annual report on Form 20-F as filed on March 4, 2011 and incorporated herein by reference.

SIGNATURE

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARM Holdings plc

By:	/s/ Tim Score
	Name:	Tim Score
	Title:	Chief Financial Officer

Dated: March 1, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ARM Holdings plc

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements and consolidated statements of changes in shareholders’ equity present fairly, in all material respects, the financial position of ARM Holdings plc and its subsidiaries at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s report on internal control over financial reporting included under Item 15 of the Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

By:	/s/ PricewaterhouseCoopers LLP
Name:	PricewaterhouseCoopers LLP
London United Kingdom February 27, 2012

Consolidated Income Statements
for the Year Ended December 31
	Note	2009 £000		2010 £000		2011 £000
Revenues	2	305,022		406,595		491,826

Cost of revenues		(25,471)		(26,071)		(27,687)
Gross profit		279,551		380,524		464,139
Operating expenses
Research and development		(112,215)		(139,750)		(165,351)
Sales and marketing		(61,723)		(70,108)		(72,610)
General and administrative		(59,999)		(63,707)		(77,197)
Total operating expenses, net		(233,937)		(273,565)		(315,158)
Profit from operations		45,614		106,959		148,981
Investment income		1,788		3,634		7,968
Interest payable and similar charges		(143)		(566)		—
Profit before tax	2, 5	47,259		110,027		156,949
Tax	6	(6,820)		(24,053)		(44,307)
Profit for the year	2	40,439		85,974		112,642
Earnings per share
Basic and diluted earnings		40,439		85,974		112,642
Number of shares (‘000)
Basic weighted average number of shares		1,266,624		1,313,186		1,345,034
Effect of dilutive securities: Employee incentive schemes		34,026		39,007		30,939
Diluted weighted average number of shares		1,300,650		1,352,193		1,375,973
Basic EPS	8	3.2	p	6.5	p	8.4	p
Diluted EPS	8	3.1	p	6.4	p	8.2	p

The accompanying notes are an integral part of the financial statements. Details of dividends paid and proposed are in note 7 and 27 of the financial statements respectively.

Consolidated Statement of Comprehensive Income
for the Year Ended December 31
	Note	2009 £000	2010 £000	2011 £000
Profit for the year		40,439	85,974	112,642
Other comprehensive income:
Unrealized holding gain/(loss) on available-for-sale financial assets (net of tax of £90,000; 2010: £nil; 2009: £nil)	13	130	155	271
Currency translation adjustment		(61,718)	16,624	1,170
Other comprehensive (loss)/income for the year		(61,588)	16,779	1,441
Total comprehensive (loss)/income for the year		(21,149)	102,753	114,083

The accompanying notes are an integral part of the financial statements.

Consolidated Balance Sheets
as at December 31
	Note	2010 £000	2011 £000
Assets
Current assets:
Cash and cash equivalents	9, 18	29,363	26,811
Short-term deposits	18	247,466	319,080
Embedded derivatives	18	2,303	1,141
Accounts receivable	10	105,668	119,631
Prepaid expenses and other assets	11	18,431	30,724
Current tax assets		3,646	6,233
Inventories	12	1,784	2,470
Total current assets		408,661	506,090
Non-current assets:
Available-for-sale financial assets	13, 18	20,329	27,281
Long-term deposits	18	15,000	83,094
Loans and receivables	18	1,934	2,018
Prepaid expenses and other assets	11	1,920	2,322
Property, plant and equipment	14	13,847	18,141
Goodwill	15	532,285	542,527
Other intangible assets	16	12,099	12,444
Deferred tax assets	6	78,587	105,873
Total non-current assets		676,001	793,700
Total assets		1,084,662	1,299,790
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	18	4,305	8,673
Fair value of currency exchange contracts	18	201	1,530
Accrued and other liabilities	17	72,028	84,929
Current tax liabilities		20,216	26,702
Deferred revenue		72,049	102,193
Total current liabilities		168,799	224,027
Non-current liabilities:
Deferred revenue		20,657	14,559
Deferred tax liabilities	6	301	—
Total non-current liabilities		20,958	14,559
Total liabilities		189,757	238,586
Net assets		894,905	1,061,204
Capital and reserves attributable to owners of the Company
Share capital	19	672	676
Share premium account		—	6,592
Capital reserve		351,578	351,578
Share option reserve		61,474	61,474
Retained earnings		381,379	539,641
Revaluation reserve		—	271
Cumulative translation adjustment		99,802	100,972
Total equity		894,905	1,061,204

The accompanying notes are an integral part of the financial statements.

Consolidated Cash Flow Statements
for the Year Ended December 31

	Note	2009 £000	2010 £000	2011 £000
Operating activities
Profit before tax		47,259	110,027	156,949
Investment income, net of interest payable and similar charges		(1,645)	(3,068)	(7,968)
Profit from operations		45,614	106,959	148,981
Adjustments for:
Depreciation and amortization of property, plant and equipment and intangible assets		24,953	19,949	13,156
Loss on disposal of property, plant and equipment		79	252	4
Compensation charge in respect of share-based payments		19,001	27,129	40,457
Impairment of available-for-sale financial assets		412	—	1,635
(Profit)/loss on disposal of available-for-sale financial assets		(224)	(37)	111
Provision for doubtful debts		1,018	(904)	24
Provision for obsolescence of inventory		211	(199)	(59)
Non-cash foreign currency gains		(1,514)	(519)	(2,262)
Movement in fair value of currency exchange contracts		(18,914)	658	1,329
Movement in fair value of embedded derivatives		9,818	177	1,162
Changes in working capital
Accounts receivable		9,531	(39,942)	(13,352)
Inventories		81	95	(627)
Prepaid expenses and other assets		358	4,695	(12,316)
Accounts payable		(4,673)	2,025	4,368
Deferred revenue		10,281	53,594	23,324
Accrued and other liabilities		14,564	25,340	10,229
Cash generated by operations before tax		110,596	199,272	216,164
Income taxes paid		(15,550)	(22,859)	(22,356)
Net cash from operating activities		95,046	176,413	193,808
Investing activities
Interest received		1,277	2,101	4,240
Interest paid		—	(566)	—
Purchases of property, plant and equipment	14	(6,030)	(6,182)	(12,139)
Purchases of other intangible assets	16	(3,888)	(1,173)	(831)
Purchases of available-for-sale financial assets	13	(9,116)	(10,997)	(8,349)
Proceeds on disposal of property, plant and equipment		49	146	27
Proceeds on disposal of available-for-sale financial assets		663	142	12
Purchase of short and long-term deposits		(104,902)	(153,264)	(136,433)
Outflow from provision of long-term loan		—	(1,934)	—
Purchase of subsidiaries, net of cash acquired of £23,000 (2010: £nil, 2009: £nil)	21	(563)	—	(8,942)
Net cash used in investing activities		(122,510)	(171,727)	(162,415)
Financing activities
Proceeds received on issuance of shares from treasury		19,085	24,015	1,917
Proceeds received on issuance of shares	19	—	—	6,596
Dividends paid to shareholders	7	(28,961)	(34,323)	(42,166)
Net cash used in financing activities		(9,876)	(10,308)	(33,653)
Net decrease in cash and cash equivalents		(37,340)	(5,622)	(2,260)

Note	2009 £000	2010 £000	2011 £000
Cash and cash equivalents at beginning of the year	9	76,502	34,489	29,363
Effect of foreign exchange rate changes		(4,673)	496	(292)
Cash and cash equivalents at end of the year	9	34,489	29,363	26,811

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Changes in Shareholders’ Equity
for the Year Ended December 31
		Attributable to equity holders of the Company
	Share capital £000	Share premium account £000	Capital reserve**** £000	Share option reserve * £000	Retained earnings** £000	Revaluation reserve*** £000	Cumulative translation adjustment £000	Total £000
Balance at January 1, 2009	672	—	351,578	61,474	182,008	(285)	144,896	740,343
Profit for the year	—	—	—	—	40,439	—	—	40,439
Other comprehensive income
Unrealized holding gain on available-for-sale investments (net of tax of £nil)	—	—	—	—	—	130	—	130
Currency translation adjustment	—	—	—	—	—	—	(61,718)	(61,718)
Total comprehensive income/(expense) for the year	—	—	—	—	40,439	130	(61,718)	(21,149)
Dividends (note 7)	—	—	—	—	(28,961)	—	—	(28,961)
Credit in respect of employee share schemes	—	—	—	—	19,001	—	—	19,001
Movement on tax arising on share options	—	—	—	—	10,378	—	—	10,378
Proceeds from sale of own shares	—	—	—	—	19,085	—	—	19,085
Balance at December 31, 2009	672	—	351,578	61,474	241,950	(155)	83,178	738,697
Profit for the year	—	—	—	—	85,974	—		85,974
Other comprehensive income
Unrealized holding gain on available-for-sale financial assets (net of tax of £nil)	—	—	—	—	—	155	—	155
Currency translation adjustment	—	—	—	—	—	—	16,624	16,624
Total comprehensive income for the year	—	—	—	—	85,974	155	16,624	102,753
Dividends (see note 7)	—	—	—	—	(34,323)	—	—	(34,323)
Credit in respect of employee share schemes	—	—	—	—	27,129	—	—	27,129
Movement on tax arising on share options	—	—	—	—	36,634	—	—	36,634
Proceeds from sale of own shares	—	—	—	—	24,015	—	—	24,015
	—	—	—	—	53,455	—	—	53,455
Balance at December 31, 2010	672	—	351,578	61,474	381,379	—	99,802	894,905
Profit for the year	—	—	—	—	112,642	—	—	112,642
Other comprehensive income	—	—	—	—	—	—	—	—
Unrealized holding gain on available-for-sale financial assets (net of tax of £90,000)	—	—	—	—	—	271	—	271
Currency translation adjustment	—	—	—	—	—	—	1,170	1,170
Total comprehensive income for the year	—	—	—	—	112,642	271	1,170	114,083
Shares issued on exercise of share options and awards	4	6,592	—	—	—	—	—	6,596
Dividends (see note 7)	—	—	—	—	(42,166)	—	—	(42,166)
Credit in respect of employee share schemes	—	—	—	—	40,457	—	—	40,457
Movement on tax arising on share options	—	—	—	—	45,412	—	—	45,412
Proceeds from sale of own shares	—	—	—	—	1,917	—	—	1,917
	4	6,592	—	—	45,620	—	—	52,216
Balance at December 31, 2011	676	6,592	351,578	61,474	539,641	271	100,972	1,061,204

*	The share option reserve represents the fair value of options granted on the acquisition of Artisan Components Inc. in 2004.

**
Own shares held. Offset within retained earnings is an amount of £nil (2010: £22,059,000) representing the cost of own shares held, being nil (2010: 21,624,158) shares in the Company. Refer to Note 20 for further details on the movement on these balances.  These shares were used for the benefit of the Company’s employees and directors to satisfy share option, restricted stock units (RSUs) and conditional share awards.

***
Revaluation reserve. The Company includes on its balance sheet equity investments that are not publicly traded, which are classified as available-for-sale financial assets. These are carried at fair value plus transaction costs. Unrealised holding gains or losses on such investments are included, net of related taxes, within the revaluation reserve (except where there is evidence of permanent impairment, in which case losses would be recognized within the income statement). Any unrealised gains within this reserve are undistributable.

****
Capital reserve. In 2004, the premium on the shares issued in part consideration for the acquisition of Artisan Components Inc. was credited to a merger reserve on consolidation in accordance with Section 131 of the Companies Act 1985. On transition to IFRS in 2005 the merger reserve was incorrectly classified as part of the Company’s share premium account. From 2007 the share premium account has solely comprised of this premium. In 2011, this reserve has been classified as a capital reserve to reflect the nature of the original credit to equity arising on acquisition. The comparative has been restated to reflect this treatment. There is no impact on the profits, cash flows or total equity of the Company. This capital reserve is clearly distinguished from the share premium arising on share issues during the year.

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

The Company licenses and sells its technology and products to leading international electronics companies, which in turn manufacture, market and sell microcontrollers, application-specific integrated circuits (ASICs) and application-specific standard processors (ASSPs) based on ARM’s technology to systems companies for incorporation into a wide variety of end products.

By creating a network of Partners, and working with them to best utilize the ARM’s technology, the Company is establishing its processor architecture and physical IP for use in many high-volume embedded microprocessor applications, including cellular phones, digital televisions and PC peripherals and for use in many growing markets, including smart cards and microcontrollers.

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

Company undertakings include ARM Limited (incorporated in the UK), ARM Inc. (incorporated in the US), ARM KK (incorporated in Japan), ARM Korea Limited (incorporated in South Korea), ARM France SAS (incorporated in France), ARM Germany GmbH (incorporated in Germany), ARM Norway AS (incorporated in Norway), ARM Sweden AB (incorporated in Sweden), ARM Embedded Technologies Pvt. Limited (incorporated in India), ARM Taiwan Limited (incorporated in Taiwan) and ARM Consulting (Shanghai) Co. Limited (incorporated in PR China).

1b    Summary of significant accounting policies

The principal accounting policies applied in the presentation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB, IFRIC interpretations and with those parts of the Companies Act

2006 applicable to companies reporting under IFRS. This is in accordance with the Listing Rules of the Financial Services Authority.

The consolidated financial statements have been prepared under the historical cost convention as modified by: the revaluation to fair value of available-for-sale financial assets; financial assets and liabilities (including derivative instruments) at fair value through the income statement; and embedded derivatives.

Critical accounting estimates and judgments

The preparation of these financial statements requires the directors to make critical accounting estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates and judgments are summarized in note 1d.

New standards, amendments and interpretations

(a)      Standards, amendments and interpretations effective in 2011

Amendment to IAS 24 “Related party disclosures” This clarifies and simplifies the definition of a related party. The change in definition has not had an impact on the identification of the Company’s related parties. Published by the IASB in November 2009, this is effective for accounting periods beginning on or after January 1, 2011. This amendment was endorsed by the EU on July 19, 2010.

 (b)     Standards, amendments and interpretations that are not yet effective and have not been early adopted

IFRS 9 “Financial instruments on classification and measurement” This is the first part of a new standard to replace IAS 39. IFRS 9 has two measurement categories: amortised cost and fair value. All equity instruments are measured at fair value. A debt instrument is measured at amortised cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is measured at fair value through the income statement. This standard is not expected to have a material impact on the results of the Company. Published by the IASB in November 2009, this is effective for accounting periods beginning on or after January 1, 2015. This standard is not yet endorsed by the EU.

IFRS 10 “Consolidated financial statements” IFRS 10 replaces the guidance on control and consolidation in IAS 27, ‘Consolidated and separate financial statements’, and SIC-12, ‘Consolidation - special purpose entities’ and changes the definition of control so that the same criteria are applied to all entities. The revised definition of control focuses on the need to have both power and variable returns before control is present. Power is the current ability to direct the activities that significantly influence returns. Returns must vary and can be positive, negative or both. This is not currently relevant but could have an impact if there are any changes to the structure of the Company. The standard is effective for annual periods beginning on or after January 1, 2013. It is not yet endorsed by the EU.

IFRS 11 “Joint arrangements” Changes in the definitions have reduced the ‘types’ of joint arrangements to two: joint operations and joint ventures. The existing policy choice of proportionate consolidation for jointly controlled entities has been eliminated. Equity accounting is mandatory for participants in joint ventures. Entities that participate in joint operations will follow accounting much like that for joint assets or joint operations today, whereby a joint operator will recognise its interest based on its involvement in the joint operation (that is, based on its direct rights and obligations) rather than on the participation interest it has in the joint arrangement. In contrast, a joint venture does not have rights to individual assets or obligations for individual liabilities of the joint venture. Instead, joint venturers share in the net assets and, in turn, the outcome (profit or loss) of the activity undertaken by the joint venture. This is not currently relevant but could have an impact if there are any changes to the structure of the Company. This standard is effective for annual periods beginning on or after January 1, 2013. The standard is not yet endorsed by the EU.

IFRS 12 “Disclosure of interests in other entities” IFRS 12 sets out the required disclosures for entities reporting under the two new standards, IFRS 10, ‘Consolidated financial statements’, and IFRS 11, ‘Joint arrangements’. The new standard, IFRS 12, requires entities to disclose information that helps financial statement readers to evaluate the nature, risks and financial effects associated with the entity’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities. This is not currently relevant but could have an impact if there are any changes to the structure of the Company.  The standard is effective for annual periods beginning on or after January 1, 2013. The standard is not yet endorsed by the EU.

IFRS 13 “Fair value measurement” The requirements, which are largely aligned between IFRS and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards. IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. This standard is not expected to have a material impact on the results of the Company, but it could have if the Company were to enter into additional transactions that are covered by this standard. The standard is effective for annual periods beginning on or after January 1, 2013. The standard is not yet endorsed by the EU.

IAS 19 (revised 2011) “Employee benefits” This amendment makes significant changes to the recognition and measurement of termination benefits, and to the disclosures for all employee benefits.  The distinction between short- and long-term benefits for measurement purposes is based on when payment is expected, not when payment can be demanded. However, the amendment does not alter the balance sheet classification of the liabilities recorded in respect of the benefit obligation.  It is considered that this will not have a material impact on the results of the Company. This standard is effective for annual periods beginning on or after January 1, 2013. The standard is not yet endorsed by the EU.

IAS 28 (Revised) “Investments in associates and joint ventures” IAS 28 defines ‘significant influence’ and the ‘equity method’ and provides guidance on their practical application. The revised standard incorporates the accounting for joint ventures as well as the consensus from SIC-13. The disclosure requirements have now been relocated to IFRS 12. This new guidance may impact the classification of investments acquired in the future. This is not currently relevant but could have an impact if there are any changes to the structure of the Company. This standard is effective for annual periods beginning on or after January 1, 2013. The standard is not yet endorsed by the EU.

Segment reporting

At December 31, 2011, the Company was organized on a worldwide basis into three business segments, namely the Processor Division (PD), the Physical IP Division (PIPD) and the System Design Division (SDD). This is based upon the Company’s internal organization and management structure and is the primary way in which the Chief Operating Decision Maker (CODM) and the rest of the Board are provided with financial information. The directors believe that the CODM is the Chief Executive Officer of the Company.

Segment expenses are expenses that are directly attributable to a segment together with the relevant portion of other expenses that can reasonably be allocated by segment. Foreign exchange gains or losses, investment income, interest payable and similar charges and tax are not allocated by segment.

Segment assets and liabilities include items that are directly attributable to a segment plus an allocation on a reasonable basis of shared items. Corporate assets and liabilities are not included in business segments and are thus unallocated. At December 31, 2011 and 2010, these comprised cash and cash equivalents, short and long-term deposits, available-for-sale financial assets, loans and receivables, embedded derivatives and the fair value of currency exchange contracts. Current and deferred tax assets, VAT and liabilities are also not included in business segments and are thus unallocated.

Principles of consolidation

The consolidated financial statements incorporate the financial statements of the Company and all its subsidiaries. Intra-group transactions, including sales, profits, receivables and payables, have been eliminated on consolidation. All subsidiaries use uniform accounting policies.

Business combinations

The results of subsidiaries acquired in the year are included in the income statement from the date of acquisitions. Assets and liabilities existing at the date of acquisition are recorded at their fair values reflecting their condition at that date.

Earn-outs paid as part of an acquisition are assessed on an individual basis and treated as either part of the acquisition consideration or as employee compensation depending on the nature of the agreement.

Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity.

Associates

Associates are all entities over which the Company has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognised at cost, and the carrying amount is increased or decreased to recognise the investor’s share of the profit or loss of the investee after the date of acquisition.

Foreign currency translation

(a)      Functional and presentation currency. The functional currency of each Company entity is the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in sterling, which is the presentation currency of the Company.

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

(iii)	All resulting exchange differences are recognized as a separate component of equity, being taken through other comprehensive income via the cumulative translation adjustment.

When a foreign operation is partially disposed of or sold, exchange differences that were recognized through other comprehensive income are recognized in the income statement as part of the gain or loss on sale.

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

Revenue is shown net of value added tax, returns, rebates and discounts, and after eliminating sales within the Company.

Revenue comprises the value of sales of licenses to ARM technology, royalties arising from the resulting sale of licensees’ ARM technology-based products, revenues from support, maintenance and training, consulting contracts and the sale of development boards and software toolkits.

Revenue from standard license products which are not modified to meet the specific requirements of each customer is recognized when all of the conditions relevant to revenue associated with the sale of goods have been satisfied:

•	The significant risks and rewards of ownership are transferred when a license arrangement has been agreed and the goods have been delivered to the customer;

•	Continuing managerial involvement and effective control over goods sold is relinquished at the point at which goods are delivered to the customer;

•	The amount of revenue can be measured reliably; any consideration due under the licensing arrangement that is not deemed to be reliably measurable is deferred until it can be measured reliably; and

•
It is probable that the economic benefits associated with the transaction will flow to the Company; any economic benefits of the transaction that are deemed unlikely to flow to the Company are deferred until it becomes probable that they will flow to the Company.

The majority of the Company’s revenues come from the licensing of intellectual property and there are therefore very few direct costs associated with the sale of goods; where there are direct costs of revenues, these are measured with reference to the purchasing agreements in place with the Company’s suppliers.

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

Where invoicing milestones in license arrangements are such that the receipts fall due significantly outside the period over which the customization is expected to be performed or significantly outside its normal payment terms for standard license arrangements, the Company evaluates whether it is probable that economic benefits associated with these milestones will flow to the Company and therefore whether these receipts should initially be included in the arrangement consideration.

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

In addition to license fees, contracts generally contain an agreement to provide post-delivery service support, in the form of support, maintenance and training which consists of the right to receive services and/or unspecified product upgrades or enhancements that are offered on a when-and-if-available basis. Fees for post-delivery service support are generally specified in the contract. Revenue related to post-delivery service support is recognized based on fair value, which is determined with reference to contractual renewal rates. If no renewal rates are specified, and fair value of the post-delivery support service cannot be determined by other methods, the entire fee under the transaction is amortized and recognized on a straight-line basis over the contractual post-delivery service support period. Where renewal rates are specified, revenue for post-delivery service support is recognized on a straight-line basis over the period for which support and maintenance is contractually agreed by the Company with the licensee.

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

Retirement benefit costs

The Company contributes to defined contribution plans substantially covering all employees in Europe and the United States and to government pension schemes for employees in Japan, South Korea, Taiwan, China, Israel and India. The Company contributes to these plans based upon various fixed percentages of employee compensation, and such contributions are expensed as incurred.

Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Costs, net of any lease incentives, in respect of operating leases are charged on a straight-line basis over the lease term even if payments are not made on such a basis.

Investment income, and interest payable and similar charges

Investment income, and interest payable and similar charges relate to interest income and expense, which is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Dividends

Distributions to owners of the Company are not recognized in the income statement under IFRS, but are disclosed as a component of the movement in shareholders’ equity. A liability is recorded for a dividend when the dividend is approved by the Company’s shareholders. Interim dividends are recognized as a distribution when paid.

Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period, excluding treasury shares, which are treated as cancelled. For diluted earnings per share, the weighted number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares.

Property, plant and equipment

The cost of property, plant and equipment is their purchase cost, together with any costs attributable to bringing the asset to its working condition for its intended use. External costs and internal costs are capitalized to the extent they enhance the future economic benefit of the asset.

Assets in the course of construction are carried at cost less any recognised impairment loss.  Depreciation of these assets commences when the assets are ready for their intended use.

Depreciation is calculated so as to write off the cost of property, plant and equipment, less their estimated residual values, which are adjusted, if appropriate, at each balance sheet date, on a straight-line basis over the expected useful economic lives of the assets concerned. The principal economic lives used for this purpose are:

Freehold buildings	25 years
Leasehold improvements	Five to seven years or term of lease, whichever is shorter
Computer equipment	Three to five years
Fixtures and fittings and motor vehicles	Four to ten years

Provision is made against the carrying value of property, plant and equipment where an impairment in value is deemed to have occurred. Asset lives and residual values are reviewed on an annual basis.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised within general and administrative expenses in the income statement.

Intangible assets

(a)      Goodwill. Goodwill represents the excess of the fair value of the consideration paid on acquisition of a business over the fair value of the assets, including any intangible assets identified, and liabilities acquired. Goodwill is not amortized but is measured at cost less impairment losses. In determining the fair value of consideration, the fair value of equity issued is the market value of equity at the date of completion, the fair value of share options is calculated using the Black-Scholes valuation model, and the fair value of contingent consideration is based upon whether the directors believe any performance conditions will be met and thus whether any further consideration will be payable.

(b)      Other intangible assets. Computer software, purchased patents and licenses to use technology are capitalized at cost and amortized on a straight-line basis over an estimate of the time that the Company is expected to benefit from them. Costs that are directly attributable to the development of new business application software and which are incurred during the period prior to the date that the software is placed into operational use, are capitalized. External costs and internal costs are capitalized to the extent they enhance the future economic benefit of the asset.

Although an independent valuation is made of any intangible assets purchased as part of a business combination, the directors are primarily responsible for determining the fair value of intangible assets.

In-process research and development projects purchased as part of a business combination may meet the criteria set out in IFRS 3 (revised), “Business combinations,” for recognition as intangible assets other than goodwill. The directors track the status of in-process research and development intangible assets such that their amortization commences when the assets are brought into use.

Amortization is calculated so as to write off the cost of intangible assets, less their estimated residual values, which are adjusted, if appropriate, at each balance sheet date, on a straight-line basis over the expected useful economic lives of the assets concerned. The principal economic lives used for this purpose are:

Computer software	Three to five years
Patents and licenses	Three to ten years
In-process research and development	One to five years
Developed technology	One to five years
Existing agreements and customer relationships	One to six years
Core technology	Five years
Trademarks and tradenames	One to five years
Order backlog	One year

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

The annual impairment tests in 2009, 2010 and 2011 showed there was no impairment with respect to goodwill. Furthermore, no trigger events have been identified that would suggest the impairment of any of the Company’s other intangible assets.

Financial assets

The Company classifies its financial assets in the following categories: at fair value through the income statement, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. The directors determine the classification of financial assets at initial recognition.

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

(b)      Loans and receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. “Accounts receivable”,“cash and cash equivalents” and “short and long term deposits” are classified as “Loans and receivables” in the balance sheet.

Loans and receivables are measured initially at fair value and then subsequently measured at amortized cost.

(c) Available-for-sale financial assets. Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the directors intend to dispose of the assets within 12 months of the balance sheet date.

Publicly-traded investments are classified as available-for-sale. Initially recognized at fair value on the trade date plus transaction costs, they are revalued at market value at each period end. Unrealized holding gains or losses on such securities are recognized, net of related taxes, through other comprehensive income via a revaluation reserve except where there is evidence of permanent impairment (see below).

Equity investments that are not publicly traded are also classified as available-for-sale and are recorded at fair value plus transaction costs. Given that the markets for these assets are not active, the Company establishes fair value by using valuation techniques. The estimated fair value of these investments approximated to cost less any permanent diminution in value (based on estimates determined by the directors), except where independent valuation information is obtained.  Unrealised holding gains or losses on such securities are recognized, net of related taxes, through other comprehensive income via a revaluation reserve, except where there is evidence of permanent impairment (in which case the loss is recognised through the income statement within general and administrative expenses).

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

When securities classified as available-for-sale are sold or permanently impaired, the accumulated fair value adjustments recognized through other comprehensive income are recycled through the income statement.

Impairment testing of trade receivables is described under “Accounts receivable” below.

Derivative financial instruments

The Company utilises currency exchange contracts to manage the exchange risk on actual transactions related to accounts receivable, denominated in a currency other than the functional currency of the business. The Company’s currency exchange contracts do not subject the Company to risk from exchange rate movements because the gains and losses on such contracts offset losses and gains, respectively, on the transactions being hedged. The currency exchange contracts and related accounts receivable are recorded at fair value at each period end. The fair value of forward exchange contracts is determined using quoted forward exchange rates at the balance sheet date. The fair value of foreign currency options is based upon valuations performed by management and the respective banks holding the currency instruments. All recognised gains and losses resulting from the settlement of the contracts are recorded within general and administrative expenses in the income statement. The Company does not enter into currency exchange contracts for the purpose of hedging anticipated transactions.

Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held with banks and other short-term highly liquid investments with original maturities of three months or less.

Short- and long-term deposits

The Company considers all highly-liquid investments with original maturity dates of greater than three months and maturing in less than one year to be short-term deposits. Deposits with a maturity date of greater than one year from the balance sheet date are classified as long-term.

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

Income taxes

The current income tax charge is calculated on the basis of tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company’s subsidiaries operate and generate taxable income. The directors periodically evaluate positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establish provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

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

In the United Kingdom and the United States, the Company is entitled to a tax deduction for amounts treated as compensation on exercise of certain employee share options or vest of share awards under each jurisdiction’s tax rules. As explained under “Share-based payments” below, a compensation expense is recorded in the Company’s income statement over the period from the grant date to the vesting date of the relevant options and awards. As there is a temporary difference between the accounting and tax bases, a deferred tax asset is recorded. The deferred tax asset arising is calculated by comparing the estimated amount of tax deduction to be obtained in the future (based on the Company’s share price at the balance sheet date) with the cumulative amount of the compensation expense recorded in the income statement. If the amount of estimated future tax deduction exceeds the cumulative amount of the compensation expense at the statutory rate, the excess is recorded directly in equity, against retained earnings.

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

Embedded derivatives

In accordance with IAS 39, “Financial instruments: recognition and measurement,” the Company has reviewed all its contracts for embedded derivatives that are required to be separately accounted for if they do not meet certain requirements set out in the standard. From time to time, the Company may enter into contracts denominated in a currency (typically US dollars) that is neither the functional currency of the Company entity nor the functional currency of the customer or the collaborative partner. Where there are uninvoiced amounts on such contracts, the Company carries such derivatives at fair value. The resulting gain or loss is recognized in the income statement under general and administrative expenses.

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

The Company operates Save As You Earn (SAYE) schemes in the United Kingdom and an Employee Share Purchase Plan (ESPP) in the United States. Options under the SAYE schemes are granted at a 20% discount to the market price of the underlying shares on the date of announcement of the scheme and at a 15% discount to the lower of the market prices at the beginning and end of the scheme for the ESPP. The UK SAYE schemes are approved by the UK tax authorities, which stipulates that the saving period must be at least 36 months. The Company has recognized a compensation charge in respect of the SAYE plans and US ESPPs. The charges for these are calculated as detailed above.

The Company also has a Long Term Incentive Plan (LTIP) on which it is also required to recognize a compensation charge under IFRS 2, calculated as detailed above.

The share-based payments charge is allocated to cost of sales, research and development expenses, sales and marketing expenses, and general and administrative expenses on the basis of head count.

Employer’s taxes on share options

Employer’s National Insurance in the United Kingdom and equivalent taxes in other jurisdictions are payable on the exercise of certain share options and vesting of share awards. In accordance with IFRS 2, this is treated as a cash-settled transaction. A provision is made, calculated using the intrinsic value of the relevant options and awards at the balance sheet date, pro-rated over the vesting period of the options and awards.

Treasury shares

Where the Company purchases its own equity share capital (treasury shares), the consideration paid, including any directly attributable incremental transaction costs is deducted from equity attributable to the owners of the Company’s until the shares are cancelled or reissued. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to owners of the Company.

Share capital

Ordinary shares issued by the Company are recorded at the proceeds received, net of direct issue costs.

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

Given the size of the Company, the directors have not delegated the responsibility for monitoring financial risk management to a sub-committee of the Board. The policies set by the directors are implemented by the Company’s finance and treasury departments. The Company has a treasury policy that sets out specific guidelines to manage currency risk, interest rate risk, credit risk and liquidity risk, and also sets out circumstances where it would be appropriate to use financial instruments to manage these.

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

The Company is also exposed to currency risk in respect of the foreign currency denominated assets and liabilities of its overseas subsidiaries. At present, the Group does not consider this to be a significant risk since the Group does not intend to move assets between group companies.

At December 31, 2011, the Company had outstanding currency exchange contracts to sell $54 million (2010: $65 million) for sterling. In addition, the Company utilizes option instruments which have various provisions that, depending on the spot rate at maturity, give either the Company or the counterparty the option to exercise. At December 31, 2011, the Company had outstanding currency options under which the Company may, under certain circumstances, be required to sell up to $207 million (2010: $208 million) for sterling. A common scenario with options of this type is that the spot price at expiry is such that neither the Company nor the counterparty chooses to exercise the option. At December 31, 2011, the Company had $178 million (2010: $153 million) of accounts receivable denominated in US dollars at that date, and US dollar cash, cash equivalents and short-term deposits balances of $13 million (2010: $16 million). Thus, the Company’s currency exchange contracts and currency options at year-end potentially exceeded its US dollar current assets. This is because the Company has taken longer term positions through its currency exchange contracts given the expected nature of the Company’s cash flows.

The Company has elected not to apply hedge accounting, and all movements in the fair value of derivative foreign exchange instruments are recorded in the income statement, offsetting the foreign exchange movements on the accounts receivable, cash, cash equivalents and short-term deposits balances being hedged.

In addition, certain customers remit royalties and license fees in other currencies, primarily the euro. The Company is also required to settle certain expenses in euros, primarily in its French and German subsidiaries, and as the net amounts involved are not considered significant, the Company does not take out euro currency exchange contracts.

As at December 31, 2011, if sterling had strengthened by 10% against foreign currencies with all other variables held constant, post-tax profit for the year would have been £4.7 million lower (2010: £4.9 million, 2009: £2.7 million), mainly as a result of the mix of financial instruments at respective year-ends.

Interest rate risk

At December 31, 2011, the Company had £442.2 million (2010: £305.1 million) of interest-bearing assets. At December 31, 2011, 92% (2010: 89%) of interest-bearing assets (comprising cash and cash equivalents, short- and long-term deposits, loans and receivables, and the Company’s convertible loan notes), are at fixed rates and are therefore exposed to fair value interest rate risk. Floating rate cash earns interest based on relevant national LIBID or base rate equivalents and is therefore exposed to cash flow interest rate risk. The proportion of funds held in fixed rather than floating rate deposits is determined in accordance with the policy outlined under “Liquidity risk” below. Other financial assets, such as available-for-sale financial assets, are not directly exposed to interest rate risk.

Had interest rates been 1% lower throughout the year, interest receivable would have been reduced by approximately £3.4 million (2010: £1.9 million) and profit after tax by £2.6 million (2010: £1.4 million).

The Company had no borrowings during 2010 or 2011.

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

Securities price risk

The Company is exposed to equity securities price risk on available-for-sale financial assets. As there can be no guarantee that there will be a future market for securities (which are generally unlisted at the time of investment) or that the value of such investments will rise, the directors evaluate each investment opportunity on its merits before committing the Company’s funds. The directors review holdings in such companies on a regular basis to determine whether continued investment is in the best interests of the Company. Funds for such ventures are limited in order that the financial effect of any potential decline of the value of investments will not be substantial in the context of the Company’s financial results.

(i)      Listed investments. At December 31, 2011 and December 31, 2010, the Company had no listed investments.

(ii)    Unlisted investments. The Company had unlisted investments (including convertible loan notes) with a carrying value as at December 31, 2011 of £27.3 million (2010: £20.3 million). A permanent 10% fall in the underlying value of these companies as at December 31, 2011 would therefore have reduced the Company’s post-tax profit by £1.9 million (2010: £1.5 million, 2009: £0.7 million) and resulted in a £0.1 million (2010: £nil) reduction in other components of equity.

Credit risk

Credit risk is managed on a Company basis. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions.

At December 31, 2010 and 2011, the Company had no significant concentrations of credit risk. The amount of exposure to any individual counterparty is subject to a limit, which is reassessed periodically by the directors.

Financial instrument counterparties are subject to pre-approval by directors and such approval is limited to financial institutions with at least an A2 rating, or UK building societies with over £1 billion in assets, except in certain jurisdictions where the cash holding concerned is immaterial. At December 31, 2010 and 2011, the majority of the Company’s cash and cash equivalents and short- and long-term deposits were deposited with major clearing banks and building societies in the UK and US in the form of money market deposits and corporate bonds for varying periods of up to two years.

Over 99% of the Company’s cash and cash equivalents and short- and long-term deposits were held with global financial institutions with at least an A2 rating, or UK building societies with over £1 billion in assets, as at December 31, 2011 (2010: 97%).

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

The Company markets and sells to a relatively small number of customers with individually large value transactions. At December 31, 2011, two (2010: three) customers each accounted for over 10% of accounts receivable. Monies from one of these customers have been received in full since the year end. The remaining customer (for which outstanding balances are not yet due) is one of the many large, established semiconductor companies that accounted in total for over 90% of the year-end accounts receivable balance, where the risk of default on monies owed is deemed negligible. The Company performs credit checks on all customers (other than those paying in advance) in order to assess their creditworthiness and ability to pay its invoices as they become due. As such, the balance of accounts receivable not owed by the large semiconductor companies is still deemed by the directors to be of low risk of default due to the nature of the checks performed on them, and accordingly a relatively small allowance against these receivables is in place to cover this low risk of default.

No credit limits were exceeded during the reporting period and the directors do not expect any significant losses from non-performance by these counterparties.

Liquidity risk

The Company’s policy is to maintain balances of cash and cash equivalents and short- and long-term deposits, such that highly liquid resources exceed the Company’s projected cash outflows at all times. Surplus funds are placed on fixed- or floating-rate deposits depending on the prevailing economic climate at the time (with reference to forward interest rates) and also on the required maturity of the deposit (as driven by the expected timing of the Company’s cash receipts and payments over the short- to medium-term).

The directors monitor rolling forecasts of the Company’s short- and medium-term expected cash flows. This is carried out at both a local and a Company level with the local subsidiaries being funded by the Company as required.

The table below analyzes the Company’s financial liabilities which will be settled on a net basis into relevant maturity groupings based on the remaining period from the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

	Less than six months £000	Between six months and one year £000	Between one year and two years £000
At December 31, 2011:
Accounts payable	8,673	—	—
Accrued and other liabilities	45,714	1,713	856
At December 31, 2010:
Accounts payable	4,305	—	—
Accrued and other liabilities	41,789	—	—

The table below analyzes the Company’s derivative financial instruments (which will be settled on a gross basis) into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

	Less than three months 000s	Over three months but less than six months 000s	Between six months and one year 000s
Forward foreign exchange contracts – held-for-trading at December 31, 2011
Outflow	$54,000	$—	$—
Inflow	£34,739	£—	£—
Foreign exchange options – held-for-trading at December 31, 2011
Outflow (maximum)	$76,500	$69,000	$61,500
Inflow (maximum)	£49,229	£44,627	£40,258
Forward foreign exchange contracts – held-for-trading at December 31, 2010
Outflow	$65,000	$—	$—
Inflow	£41,230	£—	£—
Foreign exchange options – held-for-trading at December 31, 2010
Outflow (maximum)	$60,000	$63,000	$85,500
Inflow (maximum)	£40,238	£42,034	£56,155

Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an appropriate capital structure. The capital structure of the Company consists of cash, cash equivalents, short- and long-term deposits, and capital and reserves attributable to owners of the Company, as disclosed on the consolidated balance sheet.

In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, sell assets to raise cash or take on debt.

The Company’s strategy is to have a capital structure that takes into account opportunities to invest in long-term profitable growth, prevailing trading conditions and the desire to improve balance sheet efficiency over time. The Company introduced a dividend in 2004 which has grown each year since. Between 2005 and 2008, an ongoing share buyback programme was in place whereby 16% of the issued share capital was bought back at an average price of £1.22. In 2011, the interim dividend was increased by 20% and the directors are proposing a 20% increase in the final dividend, reflecting the Board’s long-term confidence in the business. No share buybacks were made in the year, though the program remains in place and will be used as and when the Board believe it is appropriate to do so. The capital structure is continually monitored by the Company.

Fair value of currency exchange contracts

The fair value of currency exchange contracts is estimated using the settlement rates. The estimation of the fair value of the liability in respect of currency exchange contracts was £1,530,000 at December 31, 2011 (2010: £201,000). The resulting gains and losses on the movement of the fair value of currency exchange contracts is recognized in the income statement under general and administrative expenses, as shown below:

	2009 £000	2010 £000	2011 £000
Gain/(loss) in income statement	18,914	(658)	2,666

Valuation hierarchy

The table below shows the financial instruments carried at fair value by valuation method:

	Level 1*	Level 2*	Level 3*	Total
2011	£000	£000	£000	£000
Assets
Fair value through the income statement:
Embedded derivatives	—	1,141	—	1,141
	—	1,141	—	1,141
Available-for-sale:
Other long-term financial assets	—	—	27,281	27,281
	—	—	27,281	27,281
Total Assets	—	1,141	27,281	28,422

*
Level 1 valued using unadjusted quoted prices in active markets for identical instruments. Level 2 valued using techniques based significantly on observable market data. Level 3 valued using information other than observable market data.

At December 31, 2011 there was a liability for currency exchange contacts of £1,530,000 (2010: £201,000), which is considered to be a level 2 valuation.

	Level 1*	Level 2*	Level 3*	Total
2010	£000	£000	£000	£000
Assets
Fair value through the income statement:
Embedded derivatives	—	2,303	—	2,303
	—	2,303	—	2,303
Available-for-sale:
Other long-term financial assets	—	—	20,329	20,329
	—	—	20,329	20,329
Total Assets	—	2,303	20,329	22,632

Level 3 financial assets

Other long-term investments £000
Balance at January 1, 2011	20,329
Additions	8,349
Revaluations recognised through equity	361
Disposals	(123)
Impairment recognized through income statement	(1,635)
Balance at December 31, 2011	27,281

Other long-term investments £000
Balance at January 1, 2010	9,432
Additions	11,019
Disposals	(122)
Balance at December 31, 2010	20,329

1d    Critical accounting estimates and judgments

The preparation of financial statements in accordance with IFRS requires the directors to make critical accounting estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates and judgments are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Impairment of goodwill

The Company tests goodwill for impairment at least annually. This requires an estimation of the value in use of the cash generating units (CGUs) to which goodwill is allocated. As discussed in detail in note 15, estimating the value in use requires the Company to make an estimate of the expected future cash flows from the CGUs and also to choose a suitable discount rate in order to calculate the present values of those cash flows. The Company uses a pre-tax discount rate of approximately 11% (2010: 11%).

Revenue recognition

Revenue from the sale of license agreements which are designed to meet the specific requirements of each customer is recognized on a percentage-of-completion method basis. Use of this method requires the directors to estimate the total project resource requirement and also any losses on uncompleted contracts.

Provisions for income taxes

The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the world-wide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Provision for impairment of available-for-sale financial assets

The Group assesses available-for-sale financial assets for impairment at each reporting date.  This requires the directors to assess whether there is any indication that any available-for-sale financial assets are impaired. If there is such an indication, the Group carries out an impairment test by measuring the assets’ recoverable amount, which is the higher of the assets’ fair value less costs to sell and their value in use. If the recoverable amount is less than the carrying amount an impairment loss is recognized, and the assets are written down to their recoverable amount.

Provision for impairment of trade receivables

The Company assesses trade receivables for impairment which requires the directors to estimate the likelihood of payment forfeiture by customers.

Legal settlements and other contingencies

Determining the amount to be accrued for legal settlement requires the directors to estimate the committed future legal and settlement fees that the Company is expecting to incur, either where suits are filed against the Company for infringement of patents or where the Company may be required to indemnify a licensee. The directors assess the extent of any potential infringement based on legal advice and written opinions received from external counsel and then estimate the level of accrual required.

Contingent consideration for an acquisition is recognized as part of the purchase consideration if the contingent conditions are expected to be satisfied. This requires the directors to estimate the acquiree’s future financial performance, typically more than one year post-acquisition.

2      Segmental reporting

At December 31, 2011, the Company was organized on a worldwide basis into three main business segments:

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

The reconciling items: intangible amortization; acquisition-related charges; share-based payment costs including payroll taxes; disposal/impairment of investments; restructuring and Linaro-related charges are analyzed below in addition to an analysis of revenues; operating costs; investment income; interest payable and similar charges; profit/(loss) before tax; tax; profit/(loss) after tax; depreciation; capital expenditure; total assets and liabilities; net assets and goodwill for each segment and the Company in total.

Business segment information
Year ended December 31, 2011	Processor Division £000	Physical IP Division £000	Systems Design Division £000	Unallocated £000	Company £000
Segmental income statement
Revenues	397,564	61,334	32,928	—	491,826
Operating costs	(223,818)	(81,076)	(41,165)	3,214	(342,845)
Investment income	—	—	—	7,968	7,968
Profit/(loss) before tax	173,746	(19,742)	(8,237)	11,182	156,949
Tax	—	—	—	(44,307)	(44,307)
Profit/(loss) for the year	173,746	(19,742)	(8,237)	(33,125)	112,642
Reconciliation to normalized profit/(loss) before tax
Intangible amortization	2,189	1,036	—	—	3,225
Acquisition-related charges	2,450	571	157	—	3,178
Share-based payment cost including payroll taxes	36,952	12,125	8,661	—	57,738
Disposal/impairment of investments	(12)	1,635	125	—	1,748
Linaro-related charges	6,851	—	—	—	6,851
Normalized profit/(loss) before tax	222,176	(4,375)	706	11,182	229,689
Segmental balance sheet
Total assets	274,608	419,928	30,870	574,384	1,299,790
Total liabilities	(155,346)	(40,050)	(14,958)	(28,232)	(238,586)
Net assets	119,262	379,878	15,912	546,152	1,061,204
Other segmental items
Depreciation	4,156	2,587	725	—	7,468
Capital expenditure	7,739	4,060	1,206	—	13,005
Goodwill	143,738	383,871	14,918	—	542,527
Revenues (US dollar)	$634,681	$97,864	$52,459	—	$785,004

Year ended December 31, 2010	Processor Division £000	Physical IP Division £000	Systems Design Division £000	Unallocated £000	Company £000
Segmental income statement
Revenues	315,747	54,855	35,993	—	406,595
Operating costs	(179,224)	(82,519)	(39,493)	1,600	(299,636)
Investment income	—	—	—	3,634	3,634
Interest payable and similar charges	—	—	—	(566)	(566)
Profit/(loss) before tax	136,523	(27,664)	(3,500)	4,668	110,027
Tax	—	—	—	(24,053)	(24,053)
Profit/(loss) for the year	136,523	(27,664)	(3,500)	(19,385)	85,974
Reconciliation to normalized profit/(loss) before tax
Intangible amortization	2,181	8,413	801	—	11,395
Share-based payment cost including payroll taxes	24,969	9,949	6,992	—	41,910
Restructuring	(358)	—	(15)	—	(373)
Linaro-related charges	4,448	—	—	—	4,448
Normalized profit/(loss) before tax	167,763	(9,302)	4,278	4,668	167,407
Segmental balance sheet
Total assets	239,918	414,929	29,820	399,995	1,084,662
Total liabilities	(115,854)	(38,576)	(14,609)	(20,718)	(189,757)
Net assets	124,064	376,353	15,211	379,277	894,905
Other segmental items
Depreciation	3,045	2,470	604	—	6,119
Capital expenditure	3,889	2,773	693	—	7,355
Goodwill	139,560	377,767	14,958	—	532,285
Revenues (US dollar)	$490,747	$85,143	$55,417	—	$631,307
Year ended December 31, 2009	Processor Division £000	Physical IP Division £000	Systems Design Division £000	Unallocated £000	Company £000
Segmental income statement
Revenue	227,191	44,890	32,941	—	305,022
Operating costs	(148,820)	(81,070)	(37,019)	7,501	(259,408)
Investment income	—	—	—	1,788	1,788
Interest payable and similar charges	—	—	—	(143)	(143)
Profit/(loss) before tax	78,371	(36,180)	(4,078)	9,146	47,259
Tax	—	—	—	(6,820)	(6,820)
Profit/(loss) for the year	78,371	(36,180)	(4,078)	2,326	40,439
Reconciliation to normalized profit/(loss) before tax
Intangible amortization	2,598	12,056	1,500	—	16,154
Share-based payment cost including payroll taxes	13,906	6,489	4,304	—	24,699
Restructuring	7,292	348	831	—	8,471
Disposal/impairment of investments	188	—	—	—	188
Normalized profit/(loss) before tax	102,355	(17,287)	2,557	9,146	96,771
Segmental balance sheet
Total assets	215,271	402,223	28,089	198,900	844,483
Total liabilities	(54,457)	(24,839)	(9,234)	(17,256)	(105,786)
Net assets	160,814	377,384	18,855	181,644	738,697
Other segmental items
Depreciation	2,775	2,140	703	—	5,618
Capital expenditure	2,860	3,427	588	—	6,875
Goodwill	135,723	366,258	14,817	—	516,798
Revenues (US dollar)	365,730	72,148	51,575	—	489,453

There are no inter-segment revenues. Unallocated operating costs consist of foreign exchange transactions. Unallocated assets and liabilities include: cash and cash equivalents; short- and long-term deposits; available-for-sale financial assets; loans and receivables; embedded derivatives; fair value of currency exchange contracts; deferred tax balances; current tax and VAT. Capital expenditure comprises additions to property, plant and equipment and computer software intangible assets.

During the year ended 31 December 2011 one customer (within all three divisions) accounted for 11% of the Company’s total revenues amounting to £53.8 million (2010: no customers were greater than 10%).

The results of each segment have been prepared using accounting policies consistent with those of the Company as a whole.

Geographical information

The Company manages its business segments on a global basis. The operations are based in three main geographical areas. The United Kingdom is the home country of the parent company. The main operations are in the following principal territories:

•	Europe

•	United States

•	Asia Pacific

Analysis of revenue by destination*:
	2009 £000	2010 £000	2011 £000
United States	100,465	151,398	187,741
Taiwan	35,918	53,258	63,562
South Korea	41,381	48,664	63,801
Japan	48,014	46,405	50,003
China	18,875	35,857	47,648
Germany	8,481	16,271	21,737
Netherlands	14,347	14,794	15,413
Switzerland	10,369	13,316	11,664
Rest of Europe	13,936	13,930	12,177
Rest of Asia Pacific	9,878	11,547	16,263
Rest of North America	3,358	1,155	1,817
	305,022	406,595	491,826

*	Destination is defined as the location of ARM’s customers’ operations.

The Company’s revenue within the home country of the parent company amounted to £1.5 million, £3.8 million and £1.7 million for the years ended December 31, 2011, 2010 and 2009, respectively.

The Company’s exports from the United Kingdom were £480.1 million, £391.0 million and £293.2 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Analysis of revenue by origin:
	2009 £000	2010 £000	2011 £000
Europe*	296,785	396,399	483,573
United States	7,838	9,901	8,171
Asia Pacific	399	295	82
	305,022	406,595	491,826

*	Includes the United Kingdom which had total revenues of £481.6 million in 2011 (2010: £394.8 million, 2009: £295.0 million).

Analysis of revenue by revenue stream:

	2009 £000	2010 £000	2011 £000
Licensing	98,446	132,528	180,521
Royalties	155,447	217,624	252,346
Services	18,188	20,450	26,031
Development systems	32,941	35,993	32,928
	305,022	406,595	491,826

Analysis of non-current assets (excluding deferred tax assets, goodwill and other intangible assets):

	2009 £000	2010 £000	2011 £000
Europe*	14,410	43,134	122,936
United States	7,795	7,088	6,931
Asia Pacific	2,223	2,808	2,989
	24,608	53,030	132,856

*
Includes the United Kingdom which had non-current assets (excluding deferred tax assets, goodwill and other intangible assets) of £122.4 million in 2011 (2010: £42.7 million, 2009: £14.0 million), of which long-term deposits accounted for £83.1 million (2010: £15.0 million; 2009: £nil).

3  Key management compensation and directors’ emoluments

Key management compensation

The directors are of the opinion that the key management of the Company comprises the executive and non-executive directors of ARM Holdings plc together with the Executive Committee (comprising all directors of ARM Limited and certain senior management). These persons have authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly. At December 31, 2011, key management comprised 22 people (2010: 22).

The aggregate amounts of key management compensation are set out below:
	2009 £000	2010 £000	2011 £000
Salaries and short-term employee benefits	6,441	8,395	9,882
Share-based payments	2,697	2,976	3,479
Post-employment benefits	341	393	409
	9,479	11,764	13,770

Directors’ emoluments

The aggregate emoluments of the directors of the Company are set out below:

	2009 £000	2010 £000	2011 £000
Aggregate emoluments in respect of qualifying services	3,842	4,632	5,526
Aggregate Company pension contributions to money purchase schemes	203	226	182
Aggregate gains on exercise of share options	976	6,178	1,096
Aggregate amounts receivable under the Long Term Incentive Plan	477	5,133	24,195
	5,498	16,169	30,999

4      Employee information

The average number of persons, including executive directors, employed by the Company during the year was:

	2009 Number	2010 Number	2011 Number
By segment
Processor Division	893	1,031	1,225
Physical IP Division	512	496	488
Systems Design Division	318	272	283
	1,723	1,799	1,996

	2009 Number	2010 Number	2011 Number
By activity
Research and development	1,141	1,208	1,366
Sales and marketing	334	337	349
General and administrative	248	254	281
	1,723	1,799	1,996

	2009 £000	2010 £000	2011 £000
Staff costs (for the above persons)
Wages and salaries	106,711	124,412	142,222
Restructuring costs	8,659	373	—
Share-based payments (note 22)	19,001	27,129	40,457
Social security costs	12,362	16,288	26,188
Other pension costs	5,281	5,871	6,821
	152,014	174,073	215,688

5  Profit before tax: analysis of expenses by nature

The following items have been charged/(credited) to the income statement in arriving at profit before tax:

	2009 £000	2010 £000	2011 £000
Staff costs, including share-based payments (note 4)	152,014	174,073	215,688
Cost of inventories recognized as an expense	2,659	3,308	2,760
Depreciation of property, plant and equipment – owned assets (note 14)	5,618	6,119	7,468
Amortization of other intangible assets (note 16)	19,335	13,830	5,688
Impairment of available-for-sale financial assets (note 13)	412	—	1,635
(Profit)/loss on disposal of available-for-sale financial assets	(224)	(37)	111
Loss on disposal of property, plant and equipment	79	252	4
Other operating lease rentals payable:
Plant and machinery	17,524	21,837	24,872
Property	6,610	6,323	6,836
Accounts receivables impairment (including movement in provision)	1,018	(904)	24
Foreign exchange losses/(gains)
Embedded derivatives	9,818	177	1,162
Other	(17,127)	(1,678)	(4,154)

Services provided by the Company’s auditor and its associates

During the year the Company (including its overseas subsidiaries) obtained the following services from the Company’s auditor and its associates:

	2009 £000	2010 £000	2011 £000
Fees payable to the Company’s auditor for the audit of the Company and consolidated financial statements	241	243	261
Fees payable to the Company’s auditor and its associates for other services:
The audit of the Company’s subsidiaries pursuant to legislation	238	230	234
Services pursuant to section 404 of the Sarbanes-Oxley Act	247	240	240
Other services pursuant to legislation	86	81	81
Statutory audit, financial reporting and other related services	812	794	816
Tax services	412	174	169
All other services	109	50	90
	1,333	1,018	1,075

6      Tax

Analysis of charges in the year:

	2009 £000	2010 £000	2011 £000
Current tax:
Current tax on profits for the year	20,456	31,391	45,724
Adjustments in respect of prior years	(2,664)	298	(121)
Total current tax	17,792	31,689	45,603
Deferred tax	(10,972)	(7,636)	(1,296)
Income tax expense	6,820	24,053	44,307

Analysis of tax on items charged to equity:

	2009 £000	2010 £000	2011 £000
Deferred tax credit on outstanding share options and awards	(9,593)	(29,033)	(23,244)
Current tax benefit on share options and awards	(785)	(7,601)	(22,168)
Deferred tax charge on available-for-sale financial assets	—	—	90

The tax charge for the year was different from the standard rate of corporation tax in the United Kingdom as explained below:

	2009 £000	2010 £000	2011 £000
Profit before tax	47,259	110,027	156,949
Profit before tax at the corporation tax rate of 26.5% (2010: 28%, 2009: 28%)	13,233	30,808	41,591
Effects of:
Adjustments to tax in respect of prior years	(2,664)	298	(121)
Adjustments in respect of foreign tax rates	295	1,203	2,947
Research and development tax credits	(5,650)	(7,265)	(10,240)
Permanent differences–foreign exchange	4,462	—	—
Permanent differences–other*	402	1,340	(1,120)
Permanent differences-recognition of U.S. deferred tax assets	—	(4,005)	—
Foreign withholding tax	1,648	2,013	10,465
Amortization of other intangible assets	(1,294)	(641)	(80)
Timing differences in respect of share-based payments	(3,612)	302	865
Total taxation	6,820	24,053	44,307

*	Includes expenditure disallowable for tax purposes and the impact of the change in the UK corporation tax rate.

Deferred tax

Deferred tax is calculated in full on temporary differences under the liability method using the tax rate relevant to each tax jurisdiction.

The movement on the deferred tax account is shown below:

	2009 £000	2010 £000	2011 £000
At January 1	22,840	42,004	78,286
Income statement credit	10,972	7,636	1,296
Adjustment in respect of share-based payments	9,593	29,033	23,244
Prior year movement from current tax assets	—	—	2,572
Exchange differences	(1,408)	(387)	565
Revaluation of available-for-sale financial assets	—	—	(90)
Amount acquired with subsidiary undertakings	7	—	—
At December 31	42,004	78,286	105,873

Deferred tax assets have been partially recognized in respect of tax losses and other temporary differences giving rise to deferred tax assets because it is not probable that the unrecognized portion of these assets will be recovered. The amount of deferred tax assets unrecognized at December 31, 2011 is £1,226,000 (2010: £1,425,000). The unrecognized deferred tax asset relates to historic losses of an overseas subsidiary that may remain unutilized due to restrictions imposed by local tax legislation.

No deferred tax has been recognized in respect of a further £65.0 million (2010: £23.0 million) of unremitted earnings of overseas subsidiaries because the Company is in a position to control the timing of the reversal of the differences and either it is probable that such differences will not reverse in the foreseeable future or no tax is payable on the reversal.

The March 2011 Budget included changes to the main rates of tax for UK companies. The main rate of corporation tax decreased from 28% to 26% from April 1, 2011.  The Budget also announced the reduction in the main rate of corporation tax from 26% to 25% from April 1, 2012.  This was substantively enacted on July 5, 2011. In addition, the main rate of capital allowances will decrease from 20% to 18% from April 1, 2012. These changes have not had a material impact on the deferred tax balances as at December 31, 2011.

The movements in deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction as permitted by IAS 12, “Income Taxes”) during the year are shown below. Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the balances net.

Deferred tax assets

	Amounts relating to share-based payments £000	Temporary difference on available for-sale financial assets £000	Temporary differences relating to fixed assets £000	Tax losses and R&D tax credits carried forward £000	Non-deductible reserves £000	Total £000
At January 1, 2011	45,185	13	5,868	19,872	9,605	80,543
Prior year movement from current tax assets	—	—	—	2,572	—	2,572
Income statement credit/(charge)	4,291	—	(1,032)	(4,494)	1,930	695
Movement on deferred tax arising on outstanding share options and awards	9,149	—	—	—	—	9,149
Unutilized current year share option deductions	—	—	—	14,095	—	14,095
Reclassification	900	—	(252)	(1,819)	1,171	—
Exchange differences	—	—	—	571	—	571
At December 31, 2011 (prior to offsetting)	59,525	13	4,584	30,797	12,706	107,625
Offsetting of deferred tax liabilities						(1,752)
At December 31, 2011 (after offestting)						105,873
At January 1, 2010	18,945	374	6,914	9,154	12,075	47,462
Income statement credit/(charge)	614	(361)	(1,046)	7,621	(2,470)	4,358
Movement on deferred tax arising on outstanding share options and awards	25,626	—	—	—	—	25,626
Unutilized current year share option deductions	—	—	—	3,407	—	3,407
Exchange differences	—	—	—	(310)	—	(310)
At December 31, 2010 (prior to offsetting)	45,185	13	5,868	19,872	9,605	80,543
Offsetting of deferred tax liabilities						(1,956)
At December 31, 2010 (after offsetting)						78,587

Deferred tax liabilities

	Amounts relating to intangible assets arising on acquisition £000	Temporary difference on available-for-sale financial assets £000	Other £000	Total £000
At January 1, 2011	1,479	—	778	2,257
Movement in respect on amortization of intangible assets	(230)	—	—	(230)
Movement through reserves	—	90	—	90
Other short-term differences	—	—	(371)	(371)
Exchange differences	6	—	—	6
At December 31, 2011 (prior to offsetting)	1,255	90	407	1,752
Offsetting of deferred tax assets				(1,752)
At December 31, 2011 (after offsetting)				—
At January 1, 2010	4,763	—	695	5,458
Movement in respect on amortization of intangible assets	(3,361)	—	—	(3,361)
Other short-term differences	—	—	83	83
Exchange differences	77	—	—	77
At December 31, 2010 (prior to offsetting)	1,479	—	778	2,257
Offsetting of deferred tax assets				(1,956)
At December 31, 2010 (after offsetting)				301

The deferred tax liability due after more than one year prior to offsetting is £989,000 (2010: £1,308,000).

7     Dividends

	2009 £000	2010 £000	2011 £000
Final 2008 paid at 1.32 pence per share	16,634	—	—
Interim 2009 paid at 0.97 pence per share	12,327	—	—
Final 2009 paid at 1.45 pence per share	—	19,022	—
Interim 2010 paid at 1.16 pence per share	—	15,301	—
Final 2010 paid at 1.74 pence per share	—	—	23,410
Interim 2011 paid at 1.39 pence per share	—	—	18,756
	28,961	34,323	42,166

In addition, the directors are proposing a final dividend in respect of the financial year ended December 31, 2011 of 2.09 pence per share which will absorb an estimated £29 million of shareholders’ funds. Subject to approval at the 2012 AGM, it will be paid on May 18, 2012 to shareholders who are on the register of members on May 4, 2012.

8     Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held as treasury stock which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Company had two categories of dilutive potential ordinary shares during the year: those being share options granted to employees and directors where the exercise price is less than the average market price of the Company’s ordinary shares during the year and the awards made under the Company’s Restricted Stock Unit (RSU), Deferred Annual Bonus Plan (DAB) and Long Term Incentive Plan

(LTIP) schemes. For 2011, 2010 and 2009, no shares that were allocated for awards under the LTIP were included in the diluted EPS calculation as the performance criteria could not be measured until the conclusion of the performance period. The diluted share base for the year ended December 31, 2011 excludes incremental shares of nil (2010: 185,000) related to employee share options. These shares are excluded due to their anti-dilutive effect as a result of the exercise price of these shares being higher than the market price.

Reconciliations of the earnings and weighted average number of shares used in the calculations are shown on the face of the income statement.

9     Cash and cash equivalents

	2010 £000	2011 £000
Cash at bank and in hand	29,363	26,811

The carrying amount approximates to fair value because of the short-term maturity of these instruments being no greater than three months.

10   Accounts receivable

	2010 £000	2011 £000
Trade debtors (including receivables from related parties – see note 26)	99,068	116,382
Less: Provision for impairment of trade debtors	(2,091)	(1,649)
Trade debtors, net	96,977	114,733
Amounts recoverable on contracts	8,691	4,898
Current accounts receivable	105,668	119,631

Movements in the Company’s provision for impairment of trade debtors are as follows:

	2009 £000	2010 £000	2011 £000
At January 1	(1,744)	(2,395)	(2,091)
Credit/(charged) to income statement	(1,018)	904	(24)
Utilized	263	(543)	474
Foreign exchange	104	(57)	(8)
At December 31	(2,395)	(2,091)	(1,649)

See also note 18 for further disclosure regarding the credit quality of the Company’s gross trade debtors.

11   Prepaid expenses and other assets

	2010 £000	2011 £000
Other receivables	5,968	9,290
Prepayments and accrued income	12,463	21,434
Current prepaid expenses and other assets	18,431	30,724
Plus: non-current prepayments and accrued income	1,920	2,322
Total prepaid expenses and other assets	20,351	33,046

12   Inventories

	2010 £000	2011 £000
Finished goods	2,043	2,670
Less: Provision for obsolescence of inventories	(259)	(200)
	1,784	2,470

13   Available-for-sale financial assets

Current:

There were no movements in short-term marketable securities during the year ended December 31, 2011.

Short-term marketable securities £000
At January 1, 2010	1,795
Net cash redeemed in the year	(1,950)
Revaluation through equity	155
At December 31, 2010	—

Non-Current:

Other long-term investments £000
Net book value
At January 1, 2011	20,329
Additions	8,349
Revaluation recognized through equity	361
Disposals	(123)
Impairment recognized through income statement (general and administrative expense)	(1,635)
At December 31, 2011	27,281

Other long-term investments £000
Net book value
At January 1, 2010	9,432
Additions	11,019
Disposals	(112)
At December 31, 2010	20,329

Other long-term investments

Those unlisted companies in which the Company has invested are generally early-stage development enterprises, which are generating value for shareholders through research and development activities, and most do not currently report profits. The fair value of these investments is considered to approximate to cost or is determined using independent valuation information where available.

Investments are held in in the following companies:

•	Amantys Limited
•	Ambiq Micro Inc.
•	Arteris Holdings Inc.
•	Calxeda Inc.

•	Carbon Design Systems Inc.
•	Cognovo Limited
•	Cyclos Semiconductor Inc.
•	eSol Co. Ltd.
•	Ideaworks 3D Limited
•	Nethra Imaging Inc.
•	Shanghai Walden Venture Capital Enterprise
•	Thunder Software Technology Co. Ltd.
•	Triad Semiconductor

Available-for-sale financial assets include the following:

	2010 £000	2011 £000
Unlisted equity securities – United Kingdom	579	1,688
Unlisted equity securities – China	174	1,943
Unlisted equity securities – Japan	890	890
Unlisted equity securities – United States	5,613	8,622
Convertible loan notes – United Kingdom	10,624	13,324
Convertible loan notes – United States	2,449	814
Total non-current financial assets	20,329	27,281

Available-for-sale financial assets are denominated in the following currencies:

	2010 £000	2011 £000
Sterling	17,880	26,467
US dollars	2,449	814
Total financial assets	20,329	27,281

14   Property, plant and equipment

	Freehold buildings £000	Leasehold improvements £000	Computer equipment £000	Fixtures, fittings and motor vehicles £000	Assets in the course of construction £000	Total £000
Cost
At January 1, 2011	190	17,683	25,931	5,321	—	49,125
Additions	—	586	9,961	703	924	12,174
Transfers	—	—	(3)	3	—	—
Disposals	—	(147)	(2,683)	(190)	—	(3,020)
Exchange differences	—	(120)	(691)	(131)	—	(942)
At December 31, 2011	190	18,002	32,515	5,706	924	57,337
Aggregate depreciation
At January 1, 2011	94	12,208	19,730	3,246	—	35,278
Charge for the year	7	1,464	5,188	809	—	7,468
Transfers	—	—	1	(1)	—	—
Disposals	—	(147)	(2,671)	(171)	—	(2,989)
Exchange differences	—	(66)	(439)	(56)	—	(561)
At December 31, 2011	101	13,459	21,809	3,827	—	39,196
Net book value At December 31, 2011	89	4,543	10,706	1,879	924	18,141

	Freehold buildings £000	Leasehold improvements £000	Computer equipment £000	Fixtures, fittings and motor vehicles £000	Assets in the course of construction £000	Total £000
Cost
At January 1, 2010	190	20,709	21,686	5,678	—	48,263
Additions	—	324	5,161	697	—	6,182
Disposals	—	(3,709)	(1,428)	(1,298)	—	(6,435)
Exchange differences	—	359	512	244	—	1,115
At December 31, 2010	190	17,683	25,931	5,321	—	49,125
Aggregate depreciation
At January 1, 2010	87	14,178	17,027	3,406	—	34,698
Charge for the year	7	1,537	3,770	805	—	6,119
Transfers	—	3	(3)	—	—	—
Disposals	—	(3,613)	(1,431)	(1,191)	—	(6,235)
Exchange differences	—	103	367	226	—	696
At December 31, 2010	94	12,208	19,730	3,246	—	35,278
Net book value At December 31, 2010	96	5,475	6,201	2,075	—	13,847

15   Goodwill

£000
At January 1, 2010	516,798
Exchange differences	15,487
At December 31, 2010	532,285
Acquisition – Obsidian Software Inc.	3,163
Acquisition – Prolific Inc.	3,284
Exchange differences	3,795
At December 31, 2011	542,527

During the fourth quarter of 2011, the Company tested its balance of goodwill for impairment in accordance with IAS 36, “Impairment of assets.” No impairment charge was recorded as a result of this annual impairment test.

Goodwill is allocated to the Company’s CGUs according to business segment. The carrying amounts of goodwill by CGU at December 31, 2011 are summarized below:

	Processor Division £000	Physical IP Division £000	Systems Design Division £000	Company £000
Goodwill relating to Artisan	126,862	380,587	—	507,449
Goodwill relating to Falanx	9,400	—	—	9,400
Goodwill relating to Axys	—	—	7,836	7,836
Goodwill relating to KEG and KSI	—	—	7,051	7,051
Goodwill relating to Logipard	2,177	—	—	2,177
Goodwill relating to Obsidian	3,239	—	—	3,239
Goodwill relating to Prolific	—	3,284	—	3,284
Goodwill relating to other acquisitions	2,060	—	31	2,091
Goodwill at December 31, 2011	143,738	383,871	14,918	542,527
Goodwill at December 31, 2010	139,560	377,767	14,958	532,285

The recoverable amount for each CGU has been measured based on a value-in-use calculation.

Allocation of goodwill relating to Artisan

The directors believed that, in addition to forming the basis of the Physical IP Division (PIPD), the Company’s acquisition of Artisan in 2004 would provide a benefit to the Processor Division (PD) for the following reasons:

-
The development of faster and more power-efficient microprocessors as a result of collaboration between PD and PIPD engineering teams. This is expected to generate more PD licensing deals at higher prices; and

-	The potential for PD to win more microprocessor licensing business as a result of ARM being able to offer both processor and physical IP in-house.

The goodwill relating to Artisan was allocated between the two divisions accordingly.

PD

The Processor Division encompasses those resources that are centered around microprocessor cores, including specific functions such as graphics IP, fabric IP, embedded software IP and configurable digital signal processing (DSP) IP.

The key assumptions in the value- in- use calculations were:

Period of projected cash flows The directors have used a ten-year forecast period with an assumed terminal growth rate after 2021 of 3% per annum. Given the long-term nature of the ARM licensing and royalty business model, it is considered appropriate to use a ten-year forecast period to assess the expected future cash flows to be generated from the assets under review.

Revenue growth Revenue growth assumptions are based on financial budgets and forecasts approved by senior management, taking into account typical semiconductor industry growth rates and ARM’s historical experience in the context of wider industry and economic conditions.

Operating margins Operating margins have been assumed to grow steadily over the period of the calculation.

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

PIPD

The Physical IP Division is concerned with the building blocks necessary for translation of a circuit design into actual silicon.

The key assumptions in the value-in-use calculations were:

Period of projected cash flows The directors have used a ten-year forecast period with an assumed terminal growth rate after 2021 of 3% per annum. Given the long-term nature of the ARM licensing and royalty business model, it is considered appropriate to use a ten-year forecast period to assess the expected future cash flows to be generated from the assets under review.

Revenue growth Revenue growth assumptions are based on financial budgets and forecasts approved by senior management, taking into account typical semiconductor industry growth rates and ARM’s historical experience in the context of wider industry and economic conditions. Since the acquisition of Artisan at the end of 2004, PIPD has accelerated the development of leading-edge physical IP technology. As semiconductor process geometries shrink, PIPD is expected to have more licensing opportunities across a broader range of foundries and other semiconductor companies.

US dollar licence revenues increased by 19% year-on-year in 2011 and royalty revenues increased by 11%. The increase in revenues was due mainly to further success in signing licences for leading edge physical IP technology. As a result, backlog increased by 23% in 2011 compared with the beginning of the year. This uplift in licensing activity is expected to translate into growth in royalty revenues in future years. The directors believe that the investment in the physical IP technology portfolio in recent years will not only generate growth in physical IP revenue in future years, but also contribute significantly to the success of PD due to the synergistic benefits of the combined technologies. Demand for Processor Optimization Packs (POPs) continued to be strong in 2011 with a number of partners taking licenses alongside PD processors.  POPs enable an enhanced and deterministic outcome for licensees when implementing ARM processors.

Operating margins Operating margins are assumed to increase gradually over time to in excess of 20% by the end of the forecast period. In 2011, PIPD made a small loss on a normalized basis, mostly as a result of the continued level of investment in the development of leading-edge technology in advance of the revenues from both licensing and royalties being received. Margins are expected to improve significantly in future years as licence revenues from leading-edge products gather pace. Growth in high margin royalty revenues will further improve profitability. Costs are expected to grow relatively slowly in real terms.

This timescale is consistent with ARM’s experience in developing the processor licensing and royalty model. ARM has signed around 850 processor licences with more than 290 customers over the last 20 years with less than half of these paying royalties thus far. As royalty revenues are a function of cumulative licensing, royalty growth gathers momentum as the licensing base grows – ARM processor royalties have increased from $38 million in 2002 to $357 million in 2011.

Discount rate Future cash flows are discounted at a rate of 10% per annum post tax. The directors are confident that the amount of goodwill allocated to PIPD and the assumptions used in estimating its fair value are appropriate.

Whilst it is conceivable that a key assumption in the calculation could change, the directors believe that no reasonably foreseeable changes to key assumptions would result in an impairment of goodwill, such is the margin by which the estimated fair value exceeds the carrying value. The overall assessment is most sensitive to changes in the assumed revenues and benefits provided to the Processor Division. The directors have considered the impact of a number of scenarios on the overall valuation of the PIPD business. The results of this sensitivity analysis showed that applying a range of reasonable variations to the  key assumptions would not change the conclusion that no impairment in the carrying value of the goodwill is required at December 31, 2011.

System Design Division (SDD)

The System Design Division develops and sells the tools and models used to create and debug software and system-on-chip (SoC) designs.

The key assumptions in the value-in-use calculations were:

Period of projected cash flows The directors have used a five-year forecast period with an assumed terminal growth rate after 2016 of 3% per annum. It is considered appropriate to use a five-year forecast period to properly reflect the weighted average period over which the benefits of the acquisitions of Axys, KEG and KSI are expected to accrue.

Revenue growth Revenue growth assumptions are based on financial budgets and forecasts approved by senior management, taking into account typical semiconductor industry growth rates and ARM’s historical experience in the context of wider industry and economic conditions.

Operating margins Operating margins are assumed to be around 10% during the period.

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

16   Other intangible assets

	Computer software £000	Patents and licenses £000	In-process research and development £000	Developed technology £000	Existing agreements and customer relationships £000	Core technology £000	Trademarks and tradenames £000	Order backlog £000	Total £000
Cost
At January 1, 2011	9,795	25,430	6,188	38,827	55,049	14,753	4,632	2,044	156,718
Additions	831	—	—	—	—	—	—	—	831
Acquisition of subsidiary	—	—	—	2,252	193	2,626	19	—	5,090
Disposals	(154)	—	—	—	—	—	—	—	(154)
Exchange differences	(73)	—	45	(56)	217	226	35	15	409
At December 31, 2011	10,399	25,430	6,233	41,023	55,459	17,605	4,686	2,059	162,894
Aggregate amortization
At January 1, 2011	8,449	18,751	6,188	35,868	53,934	14,753	4,632	2,044	144,619
Charge for the year	817	2,102	—	1,920	398	448	3	—	5,688
Disposals	(154)	—	—	—	—	—	—	—	(154)
Exchange differences	(58)	—	45	(72)	213	119	35	15	297
At December 31, 2011	9,054	20,853	6,233	37,716	54,545	15,320	4,670	2,059	150,450
Net book value at December 31, 2011	1,345	4,577	—	3,307	914	2,285	16	—	12,444

	Computer software £000	Patents and licenses £000	In-process research and development £000	Developed technology £000	Existing agreements and customer relationships £000	Core technology £000	Trademarks and tradenames £000	Order backlog £000	Total £000
Cost
At January 1, 2010	9,587	25,430	6,007	38,465	53,825	14,304	4,491	1,982	154,091
Additions	1,173	—	—	—	—	—	—	—	1,173
Disposals	(1,064)	—	—	—	—	—	—	—	(1,064)
Exchange differences	99	—	181	362	1,224	449	141	62	2,518
At December 31, 2010	9,795	25,430	6,188	38,827	55,049	14,753	4,632	2,044	156,718
Aggregate amortization
At January 1, 2010	8,450	16,649	5,521	32,386	45,827	14,304	4,276	1,982	129,395
Charge for the year	789	2,102	515	3,028	7,170	—	226	—	13,830
Disposals	(866)	—	—	—	—	—	—	—	(866)
Exchange differences	76	—	152	454	937	449	130	62	2,260
At December 31, 2010	8,449	18,751	6,188	35,868	53,934	14,753	4,632	2,044	144,619
Net book value at December 31, 2010	1,346	6,679	—	2,959	1,115	—	—	—	12,099

17   Accrued and other liabilities

	2010 £000	2011 £000
Accruals
Provision for payroll taxes on share awards	17,722	22,610
Employee bonus and sales commissions	22,719	23,731
Other accruals	25,001	31,739
Total Accruals	65,442	78,080
Other taxation and social security	2,561	2,817
Other payables	4,025	4,032
	72,028	84,929

18   Financial instruments

(a)      Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below:

Financial assets

	Loans and receivables £000	Assets at fair value through the income statement £000	Available-for-sale £000	Total £000
At December 31, 2011
Cash and cash equivalents	26,811	—	—	26,811
Short-term deposits	319,080	—	—	319,080
Embedded derivatives	—	1,141	—	1,141
Accounts receivable (gross of impairment provision)	121,280	—	—	121,280
Total current financial assets	467,171	1,141	—	468,312
Available-for-sale financial assets	—	—	27,281	27,281
Long-term deposits	83,094	—	—	83,094
Loans and receivables	2,018	—	—	2,018
Total non-current financial assets	85,112	—	27,281	112,393
Total financial assets	552,283	1,141	27,281	580,705
At December 31, 2010
Cash and cash equivalents	29,363	—	—	29,363
Short-term deposits	247,466	—	—	247,466
Embedded derivatives	—	2,303	—	2,303
Accounts receivable (gross of impairment provision)	107,759	—	—	107,759
Total current financial assets	384,588	2,303	—	386,891
Available-for-sale financial assets	—	—	20,329	20,329
Long-term deposits	15,000	—	—	15,000
Loans and receivables	1,934	—	—	1,934
Total non-current financial assets	16,934	—	20,329	37,263
Total financial assets	401,522	2,303	20,329	424,154

Financial liabilities

	2010 £000	2011 £000
Liabilities at amortized cost at December 31:
Accounts payable	4,305	8,673
Accrued and other liabilities	41,789	48,283
	46,094	56,956
Liabilities at fair value through the income statement at December 31:
Currency exchange contracts	201	1,530
Total financial liabilities	46,295	58,456

Loans and receivables

During 2010 the Company invested £2.5 million in an interest-free charitable bond with Future Business. This was recognized in loans and receivables at its initial fair value of £1,934,000 as at December 31, 2010 measured using the effective interest method, which resulted in a charge of £566,000 being recognized as interest payable and similar charges during 2010. The carrying value of this investment amounted to £2,018,000 as at December 31, 2011, with £84,000 being recognized as interest receivable during 2011.

Short-term deposits

The effective interest rate on short-term deposits outstanding at the year-end was 2.44% (2010: 1.78%) and these deposits have an average maturity of 197 days (2010: 159 days).

Long-term deposits

The effective interest rate on long-term deposits outstanding at the year-end was 3.18% (2010: 2.53%)  and these deposits have an average maturity of 532 days (2010: 543 days).

(b)      Credit quality of financial assets

Trade debtors

On a quarterly basis, all trade debtors more than three months overdue are considered for impairment on a line-by-line basis. Either a provision is made or the lack thereof is justified, with review by senior members of the Company’s finance team.

	2010 £000	2011 £000
Trade debtors (gross of impairment provision):
Not yet due	66,012	89,522
Under 90 days overdue	27,260	21,071
Over 90 days but not provided for	3,705	4,140
Fully provided for	2,091	1,649
Total	99,068	116,382

As shown above, at December 31, 2011 trade debtors less than 90 days overdue amounted to £21.1 million. Of those outstanding at December 31, 2011, £10.7 million had been collected by February 27, 2012 and £9.4 million were owed by large, established customers. Similarly, debtors more than 90 days overdue and not provided for amounted to £4.1 million of which £2.9 million had been collected by February 27, 2012 and £1.0 million was owed by large, established customers. For the remainder, discussions regarding repayment are ongoing and repayment schedules have been agreed with the customers concerned. These will be monitored on a quarterly basis in accordance with the control outlined above. No further analysis has been provided here on the quality of these debts as they are not felt to pose a material threat to the Company’s future results.

As shown above, at December 31, 2011, trade debtors fully provided for amounted to £1.6 million (2010: £2.1 million). Of those provided for at December 31, 2011, £0.2 million relates to trade debtors that are up to six months overdue (2010: £nil) and £1.4 million relates to trade debtors that are over six months overdue (2010: £2.1 million).

Highly liquid financial assets

As at December 31, 2011, 99% (2010: 97%) of the Company’s cash and cash equivalents and short- and long-term deposits were held with institutions that had either an A2 rating or, in the case of UK building societies, had over £1 billion in assets.

19   Share capital

Authorized	2010 £000	2011 £000
2,200,000,000 ordinary shares of 0.05 pence each (2010: 2,200,000,000)	1,100	1,100

	2010		2011
	Number of shares (,000)	Value £000	Number of shares (,000)	Value £000
Issued and fully paid
At January 1	1,344,056	672	1,344,056	672
Alloted under employee incentive schemes	—	—	7,260	4
December 31	1,344,056	672	1,351,316	676

During 2011, the aggregate consideration received on issue of new share capital allotted under employee incentive schemes was £6,596,000 (2010: £nil).

20   Own shares held

Treasury stock £000
At January 1, 2011	22,059
Issuance of shares	(22,059)
At December 31, 2011	—
At January 1, 2010	65,102
Issuance of shares	(43,043)
At December 31, 2010	22,059

No shares were repurchased during 2010 or 2011.

At December 31, 2010 a total of 21.6 million shares were held as treasury stock. At December 31, 2010, own shares held had a nominal value of 0.05 pence and in total represented 1.6% of called-up share capital.  There were no shares held as treasury at December 31, 2011.

21   Acquisitions

On June 15, 2011, the Company purchased the entire share capital of Obsidian Software Inc. for $5.6 million in cash, plus a further $9.5 million payable as an earn-out to the shareholders subject to them remaining in employment with ARM for up to three years and meeting certain performance criteria. This will be expensed in the income statement, within research and development expenses, as the services are provided.  This purchase has been accounted for as an acquisition.

Obsidian, a company based in Austin, Texas, is a market leader in verification and validation products and services used in the design of increasingly complex processors. The company’s RAVEN software has been used by many of the world’s leading semiconductor companies.  As system-on-chip (SoC) and processors grow in complexity there is an increasing need to develop more sophisticated verification strategies. This acquisition augments ARM’s drive in matching its verification strategies with the rate of change in its high performance, complex SoC IP components.  For these reasons, combined with the ability to hire the entire workforce of Obsidian including the founders and management team, the Company paid a premium for the company giving rise to goodwill.  All intangible assets were recognised at their fair values, with the residual excess over net assets being recognized as goodwill. All of the goodwill recognized is expected to be deductible for income tax purposes.

The following table summarizes the consideration and fair values of the assets acquired and liabilities assumed as at June 15, 2011.

	£’000	$’000
Cash and cash equivalents	17	27
Accounts receivable	496	805
Other current assets	49	80
Property, plant and equipment	35	57
Intangible assets	2,716	4,408
Deferred revenue	(388)	(630)
Accrued and other liabilities	(2,628)	(4,265)
Net assets acquired	297	482
Goodwill	3,163	5,133
Consideration	3,460	5,615

The consideration was all paid in cash.  All transaction expenses incurred by the Company have been charged to the income statement within general and administrative expenses.  From the date of acquisition to December 31, 2011, the acquisition contributed $0.8 million in revenue and incurred a loss of under $0.3 million. If Obsidian had been consolidated from January 1, 2011, the consolidated income statement would have included an additional $1.0 million of revenue and $nil impact on profit.

On October 31, 2011, the Company purchased the entire share capital of Prolific Inc. for $7.7 million in cash, plus a further $8.5 million payable as an earn-out to the shareholders subject to them remaining in employment with ARM for up to five years and meeting certain performance criteria. This will be expensed in the income statement, within research and development expenses, as the services are provided. This purchase has been accounted for as an acquisition.

Prolific, a company based in Newark, California, develops leading-edge IC design optimization software tools that significantly reduce development time and improve the performance of cell-based designs. The increasing complexity of 20nm and below process technologies is driving the need for automated layout optimization solutions. This acquisition augments ARM’s strategy to provide innovative physical IP products that will enable the ARM partnership to continue to lead in the implementation of highly integrated, low-power SoC solutions.

For these reasons, combined with the ability to hire the entire engineering workforce of Prolific, including the founders and the management team, the Company paid a premium for the company giving rise to goodwill.  All intangible assets were recognized at their fair values, with the residual excess over net assets being recognized as goodwill.  All of the goodwill recognized is expected to be deductible for income tax purposes.

The following table summarizes the consideration and fair values of the assets acquired and liabilities assumed as at October 31, 2011.

	£’000	$’000
Cash and cash equivalents	6	10
Accounts receivable and other current assets	10	16
Property, plant and equipment	3	5
Intangible assets	2,374	3,690
Deferred revenue	(195)	(304)
Accrued and other liabilities	(504)	(783)
Net assets acquired	1,694	2,634
Goodwill	3,284	5,103
Consideration	4,978	7,737

The consideration was all paid in cash.  All transaction expenses incurred by the Company have been charged to the income statement within general and administrative expenses.  From the date of acquisition to December 31, 2011, the acquisition contributed $0.1 million in revenue and incurred a loss of $0.1 million.   If Prolific had been consolidated from January 1, 2011, the consolidated income statement would have included $3.1 million of revenue and $1.5 million of pre-tax profit.

There were no acquisitions in 2010.

During 2011, the Company made a payment of £0.5 million in respect of final consideration for the acquisition of Keil Elektronik GmbH.  This settlement was in respect of a previously accrued liability and therefore had no impact on the income statement for the current year.

22   Share-based payments

The Company has several share schemes whereby shares in the Company can be granted to employees and directors. The different schemes are described below, but all options are granted with a fixed exercise price equal to the market price of the shares under option at the date of grant, except for those options within the SAYE and ESPP schemes as detailed below. Furthermore, from 2006, the Company has issued Restricted Stock Units (RSUs) to employees which are actual share awards on vesting rather than options to buy shares at a fixed exercise price. Whilst the Company reserves the right to award options to employees going forward, the majority of awards to employees will be in RSUs.

Under the UK Inland Revenue Executive Approved Share Option Plan (the “Executive Scheme”), the Company may grant options to employees meeting certain eligibility requirements. Options under the Executive Scheme are exercisable between three and ten years after their issue, after which time the options expire.

Under the Company’s Unapproved Scheme (the “Unapproved Scheme”), for which it has not sought approval from the UK tax authorities, options are exercisable one to seven years after their issue, after which time the options expire. The Company also operates the US ISO Scheme, which is substantially the same as the Unapproved Scheme, the main difference being that the options are exercisable one to five years after their issue. Under both of these schemes options are exercisable as follows: 25% maximum on first anniversary, 50% maximum on second anniversary, 75% maximum on third anniversary and 100% maximum on fourth anniversary. Various options to directors under the Unapproved Scheme have certain performance criteria attached, which if met are exercisable after three years, otherwise they will become exercisable after seven years.

There is a further scheme for our French employees (the “French Scheme”). In the French Scheme, options are exercisable between four and seven years after their issue.

Upon the acquisition of Artisan in 2004, the Company assumed the share schemes of Artisan existing at acquisition. The schemes remained substantially the same as prior to the acquisition, other than the options became options to purchase shares in ARM Holdings plc instead of Artisan Components Inc. The number and value of options were amended in line with the conversion ratio as detailed in the merger agreement. The schemes assumed were the “1993 Plan”, the “2000 Plan”, the “2003 Plan” and the “ND00 Plan”.

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

The Company also offers savings-related share option schemes (SAYE) for all non-U.S. employees and executive directors of the Company. The number of options granted is related to the value of savings made by the employee. The period of savings is three or five years. The option price for grants made since 2007 was set at 80% of the market share price prior to the announcement of the grant, but in previous years was set at 85%, and the right to exercise normally only arises for a six-month period once the savings have been completed. In 2007, the Company commenced a new savings-related option scheme for US employees, namely the Employee Share Purchase Plan (ESPP). The number of options granted is related to the value of savings made by the employee. The period of savings is six months, with the option price being at 85% of the lower of the market share price at the beginning and end of the scheme.

The main RSU awards (to employees in all jurisdictions other than France) vest similarly to the unapproved scheme above, namely 25% on each anniversary over four years. RSU awards to our French employees vest 50% after two years, and then a further 25% after three and four years.

Additionally, the Company operates a Deferred Annual Bonus plan (DAB). Under the DAB, which is for directors and selected senior management within the Company, participants are required to defer 50% of any related annual bonus into shares on a compulsory basis. These shares will be deferred for three years, and then a matching award will be made depending on the achievement of an EPS performance condition over that time. The Company also operates the Long Term Incentive Plan (LTIP), also for directors and selected senior management, whereby share awards are made and vest depending on the Company’s TSR performance compared to two comparator groups over the three-year performance period.

As disclosed in note 4, staff expenses arising from these share-based compensation schemes of £40.5 million (2010: £27.1 million) were charged to the income statement in the year. This is in line with the Company’s policies for recognition and measurement of the costs associated with these remuneration schemes as outlined in note 1.

The fair value of options granted was estimated on the date of grant using the Black-Scholes option pricing model, except for the ESPP whose fair value is the intrinsic value of the award at the date of vest. The following assumptions for each option grant during 2010 and 2011 were as follows:

Grant date	Feb 16, 2011	Jun 23, 2011	Aug 16, 2011	Feb 16, 2010	Jun 25, 2010	Aug 16, 2010
Scheme	ESPP	SAYE	ESPP	ESPP	SAYE	ESPP
Share price at grant date	£6.225	£5.68	£5.26	£1.949	£2.847	£3.08
Exercise price	£2.62	£4.464	£4.471	£1.0387	£1.948	£1.6567
Number of employees	294	423	319	287	232	291
Shares under option	451,423	552,903	279,806	1,024,154	609,763	651,371
Vesting period (years)	—	3-5	—	—	3–5	—
Expected volatility	—	42%-43%	—	—	40%-45%	—
Expected life (years)	—	3-5	—	—	3–5	—
Risk-free rate	—	0.5%	—	—	0.5%	—
Dividend yield	—	0.51%	—	—	0.85%	—
Fair value per option	£3.605	£2.13-2.423	£0.789	£0.9353	£1.219–1.267	£1.4234

The fair value of RSUs, LTIP and DAB awards granted was estimated on the date of grant using the Black-Scholes option pricing model. As all are share awards with no exercise price, all awards have been deemed to have an exercise price of £0.0000001 in the Black-Scholes model. The following assumptions for each grant during 2010 and 2011 were as follows:

Grant date	Feb 8, 2011	Feb 8, 2011	Feb 8, 2011	Feb 8, 2011	May 8, 2011
Scheme	DAB	RSU	French RSU	LTIP	RSU
Share price at grant date	£6.11	£6.11	£6.11	£6.11	£5.95
Number of employees	43	1,675	92	46	58
Shares awarded	641,059	5,945,805	316,888	921,443	186,820
Vesting period (years)	—	1-4	2-4	3	1-4
Expected volatility	46%	37-46%	37-46%	46%	39-44%
Expected life (years)	3	1-4	2-4	3	1-4
Risk-free rate	0.5%	0.5%	0.5%	0.5%	0.5%
Dividend yield	0.47%	0.47%	0.47%	0.47%	0.49%
Fair value per option	£6.024	£5.995-6.081	£5.995-6.052	£6.024	£5.835-5.921

Grant date	May 8, 2011	Aug 13, 2011	Aug 13, 2011	Nov 12, 2011	Nov 12, 2011
Scheme	French RSU	RSU	French RSU	RSU	French RSU
Share price at grant date	£5.95	£5.26	£5.26	£6.345	£6.345
Number of employees	2	87	4	80	1
Shares awarded	8,750	385,420	7,950	189,380	765
Vesting period (years)	2-4	1-4	2-4	1-4	2-4
Expected volatility	39-44%	39-45%	39-45%	41-46%	41-46%
Expected life (years)	2-4	1-4	2-4	1-4	2-4
Risk-free rate	0.5%	0.5%	0.5%	0.5%	0.5%
Dividend yield	0.49%	0.60%	0.60%	0.49%	0.49%
Fair value per option	£5.835-5.892	£5.136-5.229	£5.136-5.198	£6.221-6.314	£6.221-6.283

Grant date	Feb 8, 2010	Feb 8, 2010	Feb 8, 2010	Feb 8, 2010	May 8, 2010
Scheme	DAB	RSU	French RSU	LTIP	RSU
Share price at grant date	£2.05	£2.05	£2.05	£2.05	£2.305
Number of employees	41	1,508	81	41	76
Shares awarded	1,008,683	10,917,393	552,771	2,477,746	393,850
Vesting period (years)	—	1–4	2–4	3	1–4
Expected volatility	45%	34%-46%	41%-46%	45%	32%-45%
Expected life (years)	3	1–4	2–4	3	1–4
Risk-free rate	0.5%	0.5%	0.5%	0.5%	0.5%
Dividend yield	1.18%	1.18%	1.18%	1.18%	1.05%
Fair value per option	£1.979	£1.955–2.026	£1.955–2.002	£1.979	£2.21-2.281

Grant date	May 8, 2010	Aug 13, 2010	Aug 13, 2010	Nov 12, 2010	Nov 12, 2010
Scheme	French RSU	RSU	French RSU	RSU	French RSU
Share price at grant date	£2.305	£3.088	£3.088	£3.506	£3.506
Number of employees	1	97	3	103	6
Shares awarded	13,500	478,370	20,000	459,475	11,300
Vesting period (years)	2–4	1–4	2–4	1–4	2–4
Expected volatility	41%-45%	35%-46%	42%-46%	37%-46%	39%-46%
Expected life (years)	2–4	1–4	2–4	1–4	2–4
Risk-free rate	0.5%	0.5%	0.5%	0.5%	0.5%
Dividend yield	1.05%	0.94%	0.94%	0.83%	0.83%
Fair value per option	£2.21-2.257	£2.974–3.059	£2.974–3.031	£3.392–3.477	£3.392–3.448

The expected volatility was primarily based upon historical volatility adjusted for past one-time events that are not expected to re-occur. The expected life is the expected period to exercise.

A reconciliation of option and share award movements during the year to December 31, 2011 is shown below. Share awards do not have an exercise price and therefore the reconciliation below shows only the number of awards, with no corresponding weighted average exercise prices.

	2010			2011
	Options Number	Weighted average exercise price	RSUs/ LTIP/DAB Number	Options Number	Weighted average exercise price	RSUs/ LTIP/DAB Number
Outstanding at January 1	34,862,762	£1.013	41,221,041	13,452,860	£0.899	42,469,526
Granted	2,285,288	£1.457	18,801,305	1,284,132	£3.815	14,696,383
Forfeited	(207,688)	£1.346	(1,639,124)	(171,095)	£1.113	(831,400)
Lapsed	(703,974)	£3.213	—	(219,847)	£1.186	—
Exercised	(22,783,528)	£1.054	(15,913,696)	(7,764,612)	£1.096	(21,119,447)
Outstanding at December 31	13,452,860	£0.899	42,469,526	6,581,438	£1.221	35,215,062
Exercisable at December 31	8,377,656	£0.819	—	3,020,599	£0.681	—

The weighted average share price at the date of exercise or vest of the above share options and awards was £5.90 (2010: £2.34).

The following options over ordinary shares were in existence at December 31:

2011 Exercise price (£)	Number outstanding	Weighted average exercise price (£)	Weighted average remaining life Expected	Weighted average remaining life Contractual
Outstanding options:
0.27–0.4375	129,632	0.35	0.44	0.88
0.47–0.854	4,020,157	0.69	1.16	1.89
1.005–1.055	561,523	1.05	0.27	0.53
1.104–1.25	84,308	1.18	1.12	1.49
1.325–4.46	1,785,818	2.52	1.87	2.23
Total	6,581,438	1.22	1.26	1.84

2011 Exercise price (£)	Number outstanding	Weighted average exercise price (£)	Weighted average remaining life Expected	Weighted average remaining life Contractual
Outstanding RSU/LTIP/DAB awards:
0.00 (RSUs)	23,735,397	—	1.09	1.09
0.00 (LTIP)	8,327,095	—	0.62	0.62
0.00 (DAB)	3,152,570	—	0.83	0.83
Total	35,215,062	—	0.95	0.95

2010 Exercise price (£)	Number outstanding	Weighted average exercise price (£)	Weighted average remaining life Expected	Weighted average remaining life Contractual
Outstanding options:
0.22–0.4375	1,604,754	0.30	0.56	1.11
0.47–0.9475	7,417,573	0.71	1.36	2.27
1.005–1.055	1,730,025	1.05	0.67	1.32
1.0575–1.25	461,049	1.20	0.74	1.37
1.325–3.75	2,239,459	1.79	1.45	2.15
Total	13,452,860	0.90	1.17	1.96

Outstanding RSU/LTIP/DAB awards:
0.00 (RSUs)	27,690,117	—	1.25	1.25
0.00 (LTIP)	11,474,982	—	0.96	0.96
0.00 (DAB)	3,304,427	—	1.16	1.16
Total	42,469,526	—	1.17	1.17

23   Capital and other financial commitments

	2010 £000	2011 £000
Capital expenditure commitments	694	4,913
Other financial commitments (expenditure on investments)	3,044	500
Total contracts placed for future capital and other financial expenditure not provided in the financial statements	3,738	5,413

24   Operating lease commitments–minimum lease payments

At December 31, 2010 and 2011, the Company had commitments under non-cancellable operating leases as follows:

	2010			2011
	Land and buildings £000	Other £000	Total £000	Land and buildings £000	Other £000	Total £000
The future aggregate minimum lease payments under non-cancellable operating leases are as follows:
Within one year	6,176	14,042	20,218	6,145	19,667	25,812
Later than one year and less than five years	16,932	2,187	19,119	15,519	37,061	52,580
After five years	7,185	—	7,185	5,365	—	5,365
At December 31	30,293	16,229	46,522	27,029	56,728	83,757

The Company leases office buildings and EDA tools software under non-cancellable operating lease agreements. The lease terms are between two and twelve years, and the majority of lease agreements are renewable at the end of the lease period at market rate.

25   Financial contingencies

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

The Company does not provide for any such indemnities unless it has received notification from the other party that they are likely to invoke the indemnity. A provision is made if both of the following conditions are met: (i) information available prior to the issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements; and (ii) the amount of the liability can be reasonably estimated. Any such provision is based upon the directors’ estimate of the fair value of expected costs of any such claim.

At present, the Company is not a party in any legal proceedings in which the directors believe that it is probable that the resolution of such proceedings will result in a material liability for the Company. Currently, there are legal proceedings against some of the Company’s licensees in which it is asserted that certain of the Company’s technology infringes third party patents, but in each of those proceedings the Company either presently has no obligation to indemnify, because certain preconditions to indemnification have not been satisfied by such licensees, or to the extent that there is any present obligation to indemnify, the Company does not believe that it is probable that the resolution of such proceedings will result in a material liability for the Company. It is possible that, in future, preconditions to indemnification may be satisfied and that in certain circumstances an indemnification obligation may arise which could result in a material liability for the Company.

26   Related party transactions

During the year, the Company was invoiced £4,150,000 (2010: £3,190,000) in subscription fees by its associated company, Linaro Limited (Linaro).  As at December 31, 2011, £1,062,000 (2010: £1,029,000) was outstanding.  In addition the Company provided consulting and other services to Linaro of  £1,608,000 (2010: £1,050,000).  All fees have been charged in accordance with the terms of the agreement. As at December 31, 2011, £722,000 (2010: £595,000) was owed to the Company. Further information relating to Linaro is disclosed in note 28.

There were no other related party transactions during 2011 which require disclosure.

Key management compensation is disclosed in note 3.

27   Post-balance sheet events

After the year-end, the directors proposed payment of a final dividend in respect of 2011 of 2.09 pence per share. Subject to shareholder approval, the final dividend will be paid on May 18, 2012 to shareholders on the register on May 4, 2012. The final dividend has not been recognized as a distribution during the year ended December 31, 2011.

28   Principal subsidiaries and associates

Details of principal subsidiary undertakings are shown below. Not all subsidiaries are included as the list would be excessive in length. A full list is filed in the Company’s annual return. All investments are indirectly held unless otherwise shown.

Name of undertaking	Country of registration	Principal activity	Proportion of total nominal value of issued shares held
ARM Limited	England and Wales	Marketing and research and development of RISC-based microprocessors and physical IP	100*
ARM Inc.	US	Marketing and research and development of RISC-based microprocessors and physical IP	100
ARM KK	Japan	Marketing of RISC-based microprocessors and physical IP	100
ARM Korea Limited	South Korea	Marketing of RISC-based microprocessors and physical IP	100
ARM France SAS	France	Marketing and development of RISC-based microprocessors and physical IP	100
ARM Norway AS	Norway	Development of graphics IP	100
ARM Sweden AB	Sweden	Development of graphics IP	100
ARM Germany GmbH	Germany	Marketing of RISC-based microprocessor IP. Marketing and research and development of microcontroller tools	100
ARM Embedded Technologies Pvt. Limited.	India	Marketing and research and development of RISC-based microprocessors and physical IP	100
ARM Taiwan Limited	Taiwan	Marketing and research and development of RISC-based microprocessors and physical IP	100
ARM Consulting (Shanghai) Co. Limited.	China	Marketing and research and development of RISC-based microprocessors and physical IP	100

*
The Company itself owns less than 1% of the share capital of ARM Limited, the remaining shares are held indirectly through ARM Finance UK Limited and ARM Finance UK Three Limited. Both ARM Finance UK Limited and ARM Finance UK Three Limited are 100% owned within the Company.

During 2010, the Company became a founder member of Linaro, a not-for-profit company created to foster innovation in the Linux community. Linaro is a company limited by guarantee and as such has no shareholders. The Company controls only 25% of the board and therefore considers Linaro to be an associate rather than a subsidiary. Linaro made no profit or loss and had nil net assets as at December 31, 2011 and December 31, 2010.