Form 20-F
period 2012-12-31
ARM HOLDINGS PLC
filed 2013-02-28
CIK 1057997

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2012
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
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

The number of outstanding shares in the capital of ARM Holdings plc as of December 31, 2012:
Ordinary Shares of 0.05p each                                           1,380,768,350

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☒ Yes ☐No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes ☒No
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the Registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes ☐  No
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
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing. 
☐  U.S. GAAP               ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board       ☐ Other
If “Other” has been checked to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17  ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
 ☐ Yes ☒  No

i

INTRODUCTION

Presentation of Financial Information

In this report, the term “US GAAP” refers to generally accepted accounting principles (“GAAP”) in the US and “IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

We prepare our consolidated financial statements in accordance with IFRS.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

Our selected financial data at December 31, 2011 and 2012 and for the years ended December 31, 2010, 2011 and 2012 has been derived from our consolidated financial statements prepared in accordance with IFRS. Our consolidated financial statements have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Our summary financial data at and for the years ended December 31, 2008 and 2009 are also presented in accordance with IFRS and have been derived from our consolidated financial statements that are not included in this annual report. The following selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and the notes thereto.

	Year ended December 31,
	2008		2009		2010		2011		2012
	(in millions of pounds, except per share data, percentages, number of shares, share capital and employees)
Revenues	£298.9		£305.0		£406.6		£491.8		£576.9
Cost of revenues	(32.8)		(25.5)		(26.1)		(27.7)		(31.9)
Operating expenses	(206.1)		(233.9)		(273.5)		(315.2)		(336.9)
Profit from operations	60.0		45.6		107.0		148.9		208.1
Investment income, net	3.2		1.6		3.1		8.0		13.6
Share of results in joint venture	-		-		-		-		(0.7)
Profit before tax	63.2		47.2		110.1		156.9		221.0
Tax	(19.6)		(6.8)		(24.1)		(44.3)		(60.3)
Profit for the year	43.6		40.4		86.0		112.6		160.7
Basic earnings per share (pence)	3.4	p	3.2	p	6.5	p	8.4	p	11.7	p
Diluted earnings per share (pence)	3.4	p	3.1	p	6.4	p	8.2	p	11.5	p
Dividends declared per share (pence)	2.20	p	2.42	p	2.90	p	3.48	p	4.50	p
Diluted weighted average number of shares (000s)	1,286,413		1,300,650		1,352,193		1,375,973		1,395,756
Research and development as a percentage of revenues	29.3%		36.8%		34.4%		33.6%		28.8%
Balance Sheet Data:
Capital expenditure	8.7		6.9		7.4		13.0		33.2
Cash and cash equivalents, short- and long-term deposits and marketable securities	78.8		141.8		291.8		429.0		527.6
Share capital (£)	672,000		672,000		672,000		676,000		690,000
Shareholders’ equity	740.3		738.7		894.9		1,061.2		1,206.1
Total assets	848.2		844.5		1,084.7		1,299.8		1,466.8
Employees at year end (number)	1,740		1,710		1,889		2,116		2,392

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

USD/£1.00 Year Ended December 31,	Period Average	Period End
2008	1.8552	1.4657
2009	1.5659	1.6140
2010	1.5455	1.5657
2011	1.6039	1.5541
2012	1.5849	1.6255
2013 (through February 25, 2013)	1.5804	1.5162

USD/£1.00 Month	High	Low
September 2012	1.6248	1.5824
October 2012	1.6183	1.5986
November 2012	1.6137	1.5850
December 2012	1.6269	1.6012
January 2013	1.6288	1.5721
February 2013 (through February 25, 2013)	1.5821	1.5162

On February 25, 2013 the closing rate was $1.5162/£1.00.

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

Our Quarterly Results May Fluctuate Significantly and Be Unpredictable – This Could Adversely Affect the Market Price of Our Shares

We have experienced, and may in the future experience, significant quarterly fluctuations in our results of operations. Our quarterly results may fluctuate because of a variety of factors. Such factors include:

·	the timing of entering into agreements with licensees;

·	the financial terms and delivery schedules of our agreements with licensees;

·	the demand for products that incorporate our technology;

·	the mixture of license fees, royalties, revenues from the sale of development systems and fees from services;

·	the introduction of new technology by us, our licensees or our competition;

·	the timing of orders from and shipments to systems companies of ARM-based microprocessors from our semiconductor partners;

·	sudden technological or other changes in the microprocessor industry; and

·	new litigation or developments in current litigation.

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

We Are Dependent on Both Our Semiconductor Partners and Major Physical Intellectual Property (“IP”) Licensees

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

The royalties we receive on ARM-based microprocessors are based on the volumes and prices of microprocessors manufactured and sold by our semiconductor partners and the royalties we receive on physical IP libraries are based on volumes and prices of wafers, manufactured and sold by our physical IP licensees. Our royalties are therefore influenced by many of the risks faced by the semiconductor market in general. These risks include reductions in demand for systems-on-chip (“SoC”) based on our microprocessors and physical IP libraries and reduced average selling prices. The semiconductor market is intensely competitive. It is also generally characterized by declining average selling prices over the life of a generation of microprocessors and physical IP libraries. The effect of these price decreases is compounded by the fact that royalty rates decrease as a function of volume. We cannot assure you that delays in licensing, poor demand for services, decreases in prices or in our royalty rates will not materially adversely affect our business, results of operations and financial condition.

We Depend Largely on a Small Number of Customers and Products – This May Adversely Affect Our Revenues

Our revenues depend largely on a small number of licensees and products. As regards revenues from licensees, our revenues in a particular period are generally concentrated in a small number of licensees. If we fail to achieve the performance required under a single license contract or if a single customer fails to make its milestone payments, our business, financial condition and results of operations could be materially adversely affected. In addition, any failure to develop successor products which offer significant competitive advantages to these customers in a timely manner or any decrease in demand for ARM technology could materially adversely affect us.

Our Success Depends Substantially on Systems Companies

Our success depends substantially on the acceptance of our technology by systems companies, particularly those which develop and market high-volume electronic products in the wireless, consumer electronics and networking markets where demand may be highly cyclical. The reason for this dependence is that sales of ARM-based microprocessors by our semiconductor partners to systems companies directly affect the amount of royalties we receive. We are subject to many risks beyond our control that may influence the success or failure of a particular systems company. These risks include:

·	competition faced by the systems company in its particular industry;

·	the engineering and marketing capabilities of the systems company;

·	market acceptance of the systems company’s products;

·	technical challenges unrelated to our technology faced by the systems company in developing its products; and

·	the financial and other resources of the systems company.

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

Rapid Technological Changes in Our Industry Are Difficult to Predict – Our Business May Be Adversely Affected if We Cannot Develop New Products on a Timely Basis

The market for our architecture is characterized by rapidly changing technology and end user needs. Our business, reputation and relationships with our partners could be adversely affected if we cannot develop technological improvements or adapt our products to technological changes on a timely basis. Whether we will be able to compete in the future will substantially depend on our ability to advance our technology to meet these changing market and user needs and to anticipate successfully or respond to technological changes in hardware, software and architecture standards on a cost-effective and timely basis.

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

Our Microprocessor Architecture, Physical IP Libraries and Development Systems Tools May Not Continue to Be Accepted by the Market

There are competing microprocessor architectures in the market. We cannot assure you that the market will continue to accept our architecture. Market acceptance of our architecture by semiconductor and systems companies for use in a variety of embedded applications is critical for our success. While our microprocessor architecture has already been licensed by many semiconductor and systems companies for use in a variety of high-volume applications in the wireless, consumer electronics and networking markets, other microprocessor architectures have a large installed base of embedded applications and are supported by a broad base of related software and development tools. A more detailed description of these competing architectures is set forth in the section entitled

“Item 4. Information on the Company—Business Overview—Competition”. It may be difficult for our architecture to succeed against incumbent architectures as systems companies that have used other microprocessor architectures would need to invest in additional training and development tools and convert software for existing embedded applications in order to change to a new architecture. Moreover, some competing microprocessor architectures have been developed by firms, including some of our semiconductor partners, that have substantially greater financial, technical and marketing resources than we do.

Our physical IP library products also face significant competition from the internal design groups of integrated circuit manufacturers that have expanded their manufacturing capabilities and portfolio of intellectual property components to participate in the SoC market. Our physical IP library products also face competition from integrated circuit designers that have expanded their internal design capabilities and portfolio of intellectual property components to meet their internal design needs. Integrated circuit manufacturers and designers that license our physical IP components have historically had their own internal physical IP component design groups. These design groups continue to compete with ARM for access to the integrated circuit manufacturers’ or designers’ physical IP component requisitions and, in some cases, compete with ARM to supply physical IP components to third parties. Physical IP components developed by internal design groups of integrated circuit manufacturers are designed to utilize the qualities of their own manufacturing process, and may therefore benefit from capacity, informational, cost and technical advantages.

Foundry partners may be reluctant to rely on a single vendor for a broad array of IP components, including microprocessors and Physical IP, and could select another vendor to provide them with products formerly supplied by us.

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

Some companies develop their own intellectual property components or distribute components developed by foundries. For example, Synopsys, Inc. (“Synopsys”) develops intellectual property components that are designed to serve the same purpose as components produced by ARM. Synopsys is combining these components with its other products and services to create a product portfolio that may be difficult for ARM to compete with. If Synopsys is successful in its strategy, then we would lose both license revenue and royalties, negatively affecting operating results.

The Availability of Development Tools, Systems Software, EDA Tools and Operating Systems is Crucial to the Market Acceptance of Our Products

We believe that it is crucial for the market acceptance of our products that development tools, systems software, EDA software and operating systems compatible with our architecture be available. We currently work with systems software, EDA software and tools and development partners to offer development tools, systems software, EDA software and operating systems for our architecture. However, we cannot assure you that:

·	we will be able to attract additional tools and development, systems software and EDA tool partners;

·	our existing partners will continue to offer development tools, systems software, EDA tools and operating systems compatible with our architecture; or

·	the available development tools, systems software, EDA tools and operating systems will be sufficient to support customers’ needs.

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

There May Be Risks Associated with any Strategic Investments or Acquisitions We May Make

We envisage making strategic investments or acquisitions where there is an opportunity to further the establishment of  our technology. Exploring and implementing any investments or acquisitions may place strain upon our ability to manage our future growth and may divert management attention from our core design and licensing business. There are also other risks associated with this strategy. We cannot assure you that we will be able to make investments or acquire businesses on satisfactory terms or that any business acquired by us or in which we invest will be integrated successfully into our operations or be able to operate profitably.

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

Our Business and Future Operating Results May Be Adversely Affected by General Economic Conditions and Other Events Outside of Our Control

We are subject to risks arising from adverse changes in global economic conditions. Due to economic uncertainties in many of our key markets, many companies may delay or reduce technology purchases and investments. The impact of this on us is difficult to predict, but if businesses defer licensing our technology, require fewer services or development tools, or if consumers defer purchases of new products which incorporate our technology, our revenue could decline. A decline in revenue would have an adverse effect on our results of operations and could have an adverse effect on our financial condition.

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

We May Have to Defend Ourselves Against Third Parties Who Claim That We Have Infringed Their Proprietary Rights

We take great care to establish and maintain the integrity of our products. We focus on designing and implementing our products without the use of intellectual property belonging to third parties, except under strictly maintained procedures and with the benefit of appropriate license rights. In the event that a third-party successfully proves that it has intellectual property rights covering a product that we have licensed to customers, we will take steps to either purchase a license to use the relevant technology or work around the technology by developing our own solution so as to avoid infringement of that third-party’s intellectual property rights.

An Infringement Claim or a Significant Damage Award Would Adversely Impact Our Operating Results

The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. From time to time, third parties, including our competitors, may assert patent, copyright and other intellectual property rights to technologies that are important to our business. We cannot be certain that we would ultimately prevail in any dispute or be able to license any valid and infringed patents from third parties on commercially reasonable terms. Any infringement claim brought against us or our partners, regardless of the duration, outcome or size of the damage award, could:

·	result in substantial cost to us;

·	divert management’s attention and resources;

·	be time-consuming to defend;

·	result in substantial damage awards;

·	damage the company’s reputation;

·	cause product shipment delays; or

·	require us to seek to enter into royalty or other licensing agreements.

Any infringement claim or other litigation against or by us could have a material negative affect on our business.

Any assertion of intellectual property rights by a third-party against our technology could result in our licensees becoming the target of litigation and we may be bound to indemnify such licensees under the terms of our license agreements. Although our indemnification obligations are generally subject to a maximum amount, such obligations could nevertheless result in substantial expenses to us, which could have a material adverse effect on our business, financial condition and results of operations. In addition to the time and expense required for us to indemnify our licensees, a licensee’s development, marketing and sales of ARM architecture-based products could be severely disrupted or discontinued as a result of litigation, which in turn could also have a material adverse effect on our business, financial condition and results of operations.

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

BUSINESS OVERVIEW

ARM designs microprocessors, physical IP and related technology and software, and sells development tools to enhance the performance, cost-effectiveness and energy efficiency of high-volume embedded applications. ARM licenses and sells its technology and products to leading international electronics companies, which in turn manufacture, market and sell microprocessors, application-specific integrated circuits (“ASICs”), application-

specific standard processors (“ASSPs”) and microcontrollers (“MCUs”) based on ARM’s technology to systems companies for incorporation into a wide variety of end products. By creating a network of Partners, and working with them to best utilize ARM’s technology, ARM is establishing its processor architecture and physical IP for use in many high-volume embedded microprocessor applications, including cellular phones, digital televisions, mobile computers and PC peripherals and for potential use in many growing markets, including smart cards and microcontrollers. ARM also licenses and sells development tools directly to systems companies and provides support services to its licensees, systems companies and other systems designers. ARM’s principal geographic markets are Europe, the US and Asia Pacific.

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

These designs are highly complex, containing, in some cases, hundreds of millions of transistors. SoC designers incorporate functional blocks in the form of standard physical IP libraries that translate the circuit design of the SoC into the physical layout of transistors on a silicon wafer. The SoC will typically be fabricated either at the in-house facility of the designer’s semiconductor company or at one of the industry’s foundry manufacturing companies. As process node geometries continue to shrink, the increasing complexity of developing physical IP libraries is rendering the in-house development of such technology increasingly expensive and economically unattractive, as compared to the product differentiation derived from the optimization to the designer’s semiconductor manufacturing process. The Company believes that, over the long term, there will be an ever-increasing need for companies to outsource this activity in order to meet the demand of increased functionality within digital devices while remaining at a reasonable price.

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

Standards, re-use, and broad support enable rapid system design. As systems become more complex, use and re-use of proven hardware and software intellectual property are essential to achieve time to market and cost goals. ARM provides a set of IP that enables system designers to standardize portions of their semiconductor chip design and development which enables significant reductions in development time and costs. In addition, ARM offers a means of creating flexible system designs through its range of fabric IP based on the AMBA standard. This allows the designer to concentrate on application-specific portions of the system design, where they add real value. By deploying standard solutions across its range of cores and platforms, and making them widely available via its partnership business model, ARM attracts strong third-party support in the form of EDA modeling tools, software development tools, debug tools, operating system and real time operating system ports, software intellectual property and peripherals.

Global partner network. ARM’s global network of partners assures systems companies of sufficient availability for high-volume products and, together with ARM’s international presence, gives systems designers global support for their design development. At December 31, 2012, ARM’s technology has been licensed to more than 320 semiconductor companies, including the majority of leading semiconductor companies worldwide. ARM’s broad semiconductor partner base provides systems companies with a wide range of suppliers, thus reducing the dependence of systems companies on any one supplier and producing price competition helping to contain costs of ARM-based chips. ARM’s various partners build their own solutions using ARM technology; there are a growing number of ARM-based ASICs, ASSPs and MCUs available for use by systems companies, thus facilitating their use of the ARM architecture. The Company works with numerous industry leading software systems and tools and development partners, including Adobe, Microsoft Corporation, Google, Mozilla, Red Hat Incorporated, Sun Microsystems, and many others who provide the third-party support needed to facilitate the use of ARM technology in a wide variety of applications.

Development of software tools and platforms. ARM designs and manufactures its own family of tools that span the complete development process from concept to final product deployment. Each product within this portfolio has been developed closely alongside ARM cores ensuring it maximizes the cores’ performance. These embedded software tools, simulation models and hardware platforms enable validated support for device development. Support for ARM cores is provided in the ARM Development Studio at an early stage when lead partners are just starting to develop designs incorporating new ARM cores. For ARM partners producing microcontrollers, ARM has a single solution for their end users with the ARM Microcontroller Development Kit, based on the industry leading Keil microcontroller tools, that facilitates end users’ migration from 8- to 32-bit MCUs.

ARM Strategy and Business Model

ARM’s strategy is to create technology that resides at the heart of advanced digital products. It is ARM’s strategy for its IP to be used by the world’s leading semiconductor providers to create these digital products. Therefore, ARM has taken the approach of designing and licensing its IP, for which it receives an initial license fee and an ongoing royalty each time ARM’s IP is incorporated into a semiconductor chip. This type of arrangement represents the manner in which the majority of ARM revenue is generated. There is typically a delay of two to four years between the licensing of ARM technology and the time at which royalties are received. ARM’s royalties are generally based on a percentage of the revenues received by licensees on their sales of chips based on ARM technology, or less frequently as a fixed amount per chip, and are normally payable by a licensee on sales occurring during the life of the ARM technology being licensed. Accordingly, ARM could continue to receive royalties in relation to specific technology even if such technology is no longer licensed to new customers. The Company believes that as ARM technology becomes more widely accepted, the revenues from royalties, as a percentage of total revenues, will increase.

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

Target Markets

ARM is continuing to see the convergence of the consumer electronics and telecommunications IT markets. This is being driven by a need for low-power, high-performance, secure components which need to be easy to both design and use. The Company’s four target markets (Home Solutions, Mobile Solutions, Enterprise Solutions, and Embedded Solutions) each demonstrate some or all of these requirements but differ in their applications. The Company continues to evolve from focusing on digital products to focusing on the way people use digital products and also on the solutions the Company provides to meet this demand worldwide.

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

Enterprise Solutions. In today’s world, having the data you need at your fingertips is key. In the Enterprise Solutions market, ARM focuses on the way data is handled through devices such as storage devices, printers,wireless and wired networking, servers and enterprise networking. ARM’s range of microprocessor performance, development systems and data efficient architecture give ARM a competitive advantage in this market space.

Embedded Solutions. The world of embedded processors is growing in multiple areas, including anti-lock braking systems, smartcards and industrial control applications. This market has the potential to grow substantially, especially as existing 8- and 16-bit applications need to migrate to 32-bit processors. The reliability and software reusability of the ARM architecture positions ARM to penetrate this market. In addition, the introduction of products such as the Cortex-M class of processors, with their low gate count, small size and capabilities for high code density, together with Keil’s complementary MCU tools, positions ARM for taking designs once owned by 8- and 16-bit processors.

For a breakdown of total revenues by geographic market, see Note 2 to the Consolidated Financial Statements.

ARM’s Products and Services

ARM’s comprehensive product offering includes the following:

·	Microprocessor Cores: microprocessor cores, including specific functions such as video and graphics IP and on-chip fabric IP;

·	Embedded software;

·	Physical IP;

·	Development tools; and

·	Support and maintenance services.

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

ARM Architecture

The foundation of the ARM family of processors is its efficient Reduced Instruction Set Computing (“RISC”) instruction set. The design of the instruction set has two aims: high code density and easy instruction decoding. Older Complex Instruction Set Computing (“CISC”) processors use complex instructions to reduce the number of instructions necessary to code a program, resulting in high code density, but also in complex, power-hungry processor designs. RISC processors, on the other hand, use simple instruction sets but usually code less densely than CISC processors. Code compiled for ARM RISC processors, however, is generally more dense than code for competing CISC processors, delivering the memory cost advantages of high code density, with the performance, power, and die size advantages of RISC processors.

Architectural Extensions

ARM’s strategy is to develop products incorporating additional features and instruction set enhancements appropriate to application needs, while maintaining a common, general purpose instruction set which provides code compatibility. Architectural extensions are introduced in subsequent versions of the ARM architecture, building on the previous architectures, thus adding backwards code compatibility of new processor cores with older generations.

The ARM Microprocessor Families

ARM architecture processors offer a wide range of performance options in the ARM7 family, ARM9 family, ARM11 family, ARM Cortex family and ARM SecurCore family. Scalability, the ability to match processing power to the application, is an important consideration when designers select a microprocessor family. The ARM architecture gives systems designers a wide choice of processor cores at different performance/price points, yet all ARM microprocessors use substantially the same instruction set and are capable of running the same software. This protects the investments ARM’s customers make in software development, software tools and staff training. The ARM product roadmap offers customers a proven architecture and intends to deliver innovative, powerful and cost-effective solutions to industry needs in future generations, while maintaining a high degree of compatibility.

ARM7 family. The ARM7 family comprises low power, general purpose 32-bit microprocessor cores particularly suitable where strict die area and power constraints must be satisfied while maintaining reasonably high performance, as in portable telecommunications. The ARM7 offers 32-bit architecture capable of operating from 8/16-bit memory on an 8/16-bit bus for low system cost. It is used in cost-sensitive embedded control applications and has been highly successful in the digital cellular telephone market.

ARM9 family. The ARM9 family comprises a range of microprocessors in the 150-250MHz range. Each processor has been designed for a specific application or function, such as an application processor for a feature phone or running a WiFi protocol stack. Therefore each has differentiating features appropriate for that application, such as support for real time or complex operating systems, direct DMA access to memory, and additional DSP instructions for faster mathematical calculations.

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

ARM Cortex family. This is ARM’s newest family of processor cores. The family is split into three series:

·	A Series targeting applications processors running complex operating systems;

·	R Series targeting real time deeply embedded markets and running Real Time Operating Systems (“RTOSs”); and

·	M Series addressing the needs of the low cost microcontroller markets.

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

Physical IP

ARM is a leading provider of physical IP components for the design and manufacture of integrated circuits, including SoCs. ARM Artisan physical IP products comprise embedded memory, standard cell and input/output components which are designed to provide the customers’ desired combination of performance, density, power and yield for a given manufacturing process. Artisan physical IP also includes a limited portfolio of analog and mixed-

signal products. ARM’s physical IP components are developed for a variety of process geometries ranging from 20nm – 250nm design and are validated by producing them in silicon to ensure that they perform to specification, reducing the risk of design failure and gaining valuable time to market. ARM licenses its products to customers for the design and manufacture of integrated circuits used in complex, high-volume applications, such as portable computing devices, communication systems, cellular phones, microcontrollers, consumer multimedia products, automotive electronics, personal computers and workstations and many others. ARM’s physical IP components are developed and delivered using a proprietary methodology that includes both commercial and proprietary electronic design automation tools and techniques. This methodology ensures that ARM’s intellectual property components provide optimized power, performance, and area while reducing customer risk and time-to-market. ARM physical IP is easily integrated into a variety of customer design methodologies and support industry standard IC design tools, including those from EDA tool vendors such as Cadence, Magma, Mentor Graphics and Synopsys, as well as many other specialty IC design and modeling tools. To support these various IC design tool environments, each of ARM’s products includes an extremely broad set of verified tool models.

Physical IP Products

Logic and Memory products. ARM’s embedded memory components include random access memories, read only memories and register files. These memories are provided in the form of a configurable “memory compiler” which allows the customer to generate the appropriate configuration for the given application. All of ARM’s memory components include many configurable features such as power-down modes, low-voltage data retention and fully static operation as well as different transistor options to trade off performance and power. In addition, ARM’s memory components include built-in test interfaces that support the leading industry test methodologies and tools. ARM memory components also offer redundant storage elements which may help increase the manufacturing yield of integrated circuit designs containing large memories.

Standard cell libraries map the logic functions of a design to the physical functions of the design, an essential function for all integrated circuits. ARM’s standard cell products are optimized for each customer’s preferred manufacturing process and integrated circuit design tool environment, resulting in greater density as compared to competitive standard cell components. ARM offers standard cell components that are optimized for high performance, high density or ultra-high density to meet the needs of different markets. ARM logic products deliver optimal performance, power and area when building ARM Processors, Graphics, Video and Fabric IP along with general SoC subsystem implementation, designed to deliver highest yield through extensive manufacturing optimization.

Processor Optimization Packs (“POPs”). ARM has created optimized logic and memory physical IP for a specific process technology, supported by implementation knowledge and ARM benchmarking. Combined together, POP IP allows chip designers to optimize ARM microprocessors for maximum performance, lowest power or to develop customized solutions balancing power and performance for their specific application.

High-speed interface products. ARM delivers physical interface for a range of DDR SDRAM (double-data rate synchronous dynamic random-access memory) applications ranging from high-speed mission critical applications to low-power memory sub-systems. At advanced process geometries 40nm and newer these interfaces are delivered as fully-hardened PHY blocks to reduce customer risk of high speed timing closure of these interfaces. These interface products have been optimized for high data bandwidth, low power and enhanced signaling integrity features to enable support for a wide range of applications completing ARM’s  “Processor to Pads” implementation support philosophy.

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

The ARM Development Studio is complemented by hardware components that allow the software designer to connect to a real target system and control the system for the purposes of finding errors in the software. The ARM DSTREAM unit allows the software developer to control the software running on the prototype product and examine the internal state of the prototype product, which is an essential part of debugging software. It also allows the software developer to capture the way that the software executes on the product in real time and provides feedback on the prototype product performance.

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

Support and Maintenance Services

Support, maintenance and training. ARM provides support and maintenance services under its license agreements to its semiconductor partners as well as ARM product-related training. See “—License Agreements” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview— Service Revenues— Support and maintenance.” In order to serve its partners better, ARM has expanded the range of support, maintenance and training services, and now provides such services from its overseas offices, local to our customers’ engineering teams. To this end ARM has Technical Support staff in its Bangalore, India and P.R. China offices. See “Item 3. Key Information—Risk Factors—Our International Operations Expose Us to Risks” for a discussion of certain risks inherent in our international operations.

ARM Partner Network

Semiconductor partners. ARM licenses its technology on a worldwide and non-exclusive basis to semiconductor partners that manufacture and sell ARM-based chip solutions to systems companies. At December 31, 2012, ARM’s technology has been licensed to more than 320 semiconductor companies, including many of the leading semiconductor companies worldwide. ARM serves this geographically diverse base from offices in the UK, P.R. China, France, Germany, Belgium, Israel, Japan, South Korea, Taiwan, India and the United States.

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

License Agreements

ARM is the owner of IP in the field of microprocessor architecture and implementation for embedded signal processing, graphics IP, video IP, system platforms, peripherals, system software and software development and debug tools and physical IP components. ARM creates innovative technology which incorporates such IP. ARM grants licenses to such technology to semiconductor manufacturers, IDMs and fabless companies, original equipment manufacturers and chip design houses to enable such licensees to design, manufacture and distribute silicon chips which combine such technology with licensees’ own differentiating proprietary technology. The licenses are granted under written agreements which contain contractual terms and conditions to protect the technology and the intellectual property embodied therein and to limit ARM’s liability in respect of licensees’ use of the technology. There are a number of different forms of license offered by ARM which are structured to address different licensee requirements and different intellectual property protection issues. In all forms of license, ARM strictly controls the modification rights which it grants to its technology and mandates, in order to protect the integrity of the ARM architecture, that the technology is verified by reference to ARM-specified tests prior to distribution in licensee products.

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

The Company believes that the ARM architecture is the leading independent microprocessor technology openly licensed to other companies and that the broad presence afforded to the Company through its established worldwide network of partners gives it an advantage over other companies which license microprocessor-related technology. The Company believes that its products offer high performance at competitive prices, and compete favorably in the embedded market by providing an open compatible architecture that is scalable from high-performance multimedia applications to small battery operated devices. However, there can be no assurance that the Company will be successful in the face of increasing competition from new technologies or products introduced by existing competitors and by new companies entering the market. See “Item 3. Key Information—Risk Factors— Competition—We May Not Be Able to Compete Successfully in the Future” and “—Our Architecture and Physical IP Libraries May Face Strong Competition from Well Resourced Competitors.”

Patent and Intellectual Property Protection

The Company has an active program of protecting its proprietary technology through the filing of patents. As at December 31, 2012 the Company held 792 US patents in various aspects of its technology, and 946 non-US patents with expiration dates ranging from 2013 to 2033. In addition, the Company had 1,273 patent applications pending worldwide. The Company’s US patents do not prevent the manufacture or sale of ARM-based products outside of the United States. There can be no assurance that the Company’s pending patent applications or any future patent applications will be approved or will not be challenged successfully by third parties, that any issued patents will protect the Company’s technology or will not be challenged by third parties, or that the patents of others will not have an adverse effect on the Company’s ability to do business. Furthermore, there can be no assurance that others will not independently develop similar or competing technology or design around any patents that have been or may be issued to the Company.

In November 2012, the Company announced that it is a leading member of a consortium of major technology companies which has entered into an agreement with MIPS Technologies, Inc. (“MIPS”) to obtain rights to its patent portfolio.  The MIPS patent portfolio includes 580 patents and patent applications covering microprocessor design, SoC design and other related technology fields.  The consortium will pay $350 million in cash to acquire rights to the portfolio, of which the Company will contribute $167.5 million. The transaction will, upon completion, support continued innovation in SoC design, whilst removing potential litigation risk presented by the MIPS patent portfolio with respect to the consortium members. The consortium will make licenses to the patent portfolio available to companies not within the consortium. This transaction was awaiting the approval of the selling company’s shareholders as at December 31, 2012 and was subsequently approved on February 6, 2013.

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

In any potential dispute involving the Company’s patents or other intellectual property, the Company’s licensees could also become the target of litigation and the Company may be bound to indemnify such licensees under the terms of its license agreements. Although ARM’s indemnification obligations are generally subject to a maximum amount, such obligations could nevertheless result in substantial expenses to the Company. In addition to the time and expense required for the Company to indemnify its licensees, a licensee’s development, marketing and sales of ARM architecture-based products could be severely disrupted or discontinued as a result of litigation, which in turn could have a material adverse effect on the Company’s business, financial condition and results of operations. See “Item 3. Key Information—Risk Factors—We May Be Unable to Protect and Enforce Our Proprietary Rights” and “—We May Have to Defend Ourselves Against Third Parties Who Claim That We Have Infringed Their Proprietary Rights.”

Marketing and Distribution

In order to speed global acceptance of ARM technology, ARM seeks partners with diverse geographic locations and a broad base of systems company relationships. The Company markets its architecture and technology directly to its semiconductor partners and other customers from its offices in Cambridge, Maidenhead, Sheffield and Blackburn in the United Kingdom and also from offices in Japan, South Korea, France, Germany, Norway, Sweden,  Taiwan, P.R. China, Israel, Slovenia, India, and in California, Texas, Massachusetts and Washington in the United States. The Company’s architecture and technology are marketed on the basis of a number of factors including high performance/low power and price/performance, rapid time-to-market and the availability of third-party support. ARM also capitalizes on the extensive marketing and distribution networks of its semiconductor partners who market and distribute ARM core-based products directly to systems companies. As part of the Company’s strategy to increase ARM’s visibility, the Company’s license agreements generally require its partners to display an ARM logo on the ARM core-based products that they distribute. The Company believes that to the extent ARM technology becomes more widely accepted, the ARM “brand” will become increasingly important to potential partners and will drive the Company’s expansion into related software, development tools and system design. ARM believes that the availability of its marketing, sales and support services to all of its partners worldwide is critical to the success of the ARM architecture.

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

As of December 31, 2012, ARM had 1,652 full-time research and development staff located at offices in Cambridge, Maidenhead, Sheffield and Blackburn in the United Kingdom; Sophia Antipolis and Grenoble, France; Grasbrunn, Germany; Trondheim, Norway; Lund, Sweden, Sentjernej, Slovenia; Austin, Texas, US; San Jose, Irvine and San Diego, California, US; Olympia, Washington, US, Bangalore, India; Shanghai, P.R. China and Hsinchu, Taiwan.

In 2010, 2011 and 2012 research and development costs were approximately £139.7 million, £165.4 million and £166.3 million, respectively. Research and development costs were 34% , 34% and 29% of total revenues in 2010, 2011 and 2012, respectively.

Acquisitions

There were no acquisitions in 2012.

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

Joint Venture

 In April 2012, the Company announced the creation of a joint venture with two partners dedicated to delivering a secure, accessible environment for advanced services running on the growing range of connected devices. All three joint venture partners will contribute assets to the new venture, including patents, software, people, cash and capital equipment. The joint venture received regulatory approval at the end of November 2012 and commenced trading as Trustonic Limited on December 4, 2012. The Company owns 40% of the joint venture.

ORGANIZATIONAL STRUCTURE

ARM Holdings plc is the holding company for a number of subsidiaries. The following is a list of our significant subsidiaries at December 31, 2012. Not all subsidiaries are included, as the list would be excessive in length. Unless stated otherwise, each subsidiary is wholly owned.
Company	Jurisdiction of Incorporation
ARM, Inc.	United States
ARM Germany GmbH	Germany
ARM KK	Japan
ARM Korea Limited	South Korea
ARM Limited	England and Wales
ARM Taiwan Limited	Taiwan
ARM France SAS	France
ARM Consulting (Shanghai) Co. Ltd	China
ARM Norway AS	Norway
ARM Sweden AB	Sweden
ARM Embedded Technologies Pvt. Ltd.	India

PROPERTIES

The Company leases land and buildings for its executive offices, engineering, marketing, administrative and support operations and design centers. The following table summarizes certain information with respect to the principal facilities leased by the Company:
Location	Freehold/Leasehold	Lease Term and Commencement Date	Approximate Area (square feet)	Principal Use
Cambridge, UK (110 Fulbourn Road)	Leasehold	20 years September 20, 1999	45,000	Executive offices and engineering, marketing and administrative operations
Cambridge, UK (130 Fulbourn Road)	Leasehold	20 years March 28, 2002	35,000	Executive offices and engineering, marketing and administrative operations
Cambridge, UK (90 Fulbourn Road)	Leasehold	20 years December 25, 1993	10,000	Executive offices and engineering, marketing and administrative operations
Cambridge, UK (100 Fulbourn Road)	Leasehold	13 years October 4, 2010	30,000	Executive offices and engineering, marketing and administrative operations
Maidenhead, UK	Leasehold	25 years July 28, 1998	20,000	Executive offices and design center
San Jose, California, US	Leasehold	7 years August 1, 2008	92,000	Executive offices and engineering, marketing and administrative operations
Austin, Texas, US	Leasehold	7 years August 1, 2009	47,000	Design center, marketing and support operations
Bangalore, India	Leasehold	5 years November 13, 2012	63,500	Executive offices and engineering, marketing and administrative operations

In addition, the Company leases offices in Sheffield, England; Blackburn, England; Grasbrunn, Germany; Trondheim, Norway; Lund, Sweden; Sophia Antipolis and Grenoble, France; Sentjernej, Slovenia; Hsinchu, Taiwan; Irvine, California, USA; Plano, Texas, USA; and Olympia, Washington, USA that are used for engineering and administrative purposes as well as in Shin-Yokohama, Japan; Taipei, Taiwan; and Seoul, South Korea which are used for marketing and support operations. Company personnel based in Boston, Massachusetts, US; Seattle, Washington, US; San Diego, California, US; Shanghai, Shenzhen and Beijing, China; Munich, Germany; Paris, France; Vilvoorde, Belgium and Kfar Saba, Israel have office space available to them.

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

Within the review of the Operating Results we have included certain non-IFRS measures; specifically, we present (i) research and development costs, (ii) sales and marketing expenditure, (iii) general and administrative costs, (iv) operating costs for each of the segments and (v) profit/loss before tax for each of the segments, adjusted in each case to exclude share-based compensation charges including payroll taxes, amortization of intangibles acquired with business combinations, other acquisition-related charges, charges relating to the disposal and impairment of investments, share of results of joint venture, costs relating to the Company’s associate company Linaro, and restructuring charges.  Where such non-IFRS measures are presented, we also present the reconciling items detailed above and amount thereof, to the most directly comparable IFRS measures of research and development costs, sales and marketing expenditure, general and administrative and operating costs and profit/loss before tax for each of the segments, respectively.

We believe that disclosing such non-IFRS measures enables analysts and investors to isolate and evaluate clearly the impact of the items detailed above separately from the underlying financial performance of the Company.  We believe this also allows for a clearer comparison of performance from year to year (including of our research and development costs, sales and marketing expenditure, general and administrative costs, and operating costs and profit/loss before tax for each of the segments). Management believes that this provides analysts and investors with valuable additional information which gives them an improved insight into the business.

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

Overview

ARM designs the technology that lies at the heart of advanced digital products, from wireless networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32/64-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. The Company licenses this technology to semiconductor companies which, in turn, manufacture, market and sell microprocessors and related products. ARM has developed an innovative, intellectual property-centered and market-driven business model in which it neither manufactures nor sells the products incorporating ARM technology, but concentrates on the research and development, design and support of the ARM architecture and supporting development tools and software. ARM provides a total system solution that offers a fast, reliable path to market for leading electronics companies.

The Company’s revenues in 2012 increased in US dollars, being the primary currency of revenues generated, by approximately 16% whilst the semiconductor industry (excluding memory and analog) US dollar revenues as a whole decreased by about 2% during the period October 1, 2011 to September 30, 2012 (source: Semiconductor Industry Association). This period is, in the Company’s opinion, relevant for comparison purposes because the Company’s royalty revenues are recognized when the Company receives notification from the customer of product sales, and such notification is typically received in the quarter following shipment of the product by the customer.

Looking ahead to 2013, semiconductor industry revenues are generally anticipated to grow modestly compared to 2012 (source: Gartner) and the Company is well positioned to continue to outperform the industry.

In 2012, the Company has remained both profitable and cash generative. On operating profits of £208.1 million, cash inflows from operating activities were £156.9 million, resulting in cash being returned to shareholders through dividends of £51.8 million. At the end of the year, the Company reported cash, cash equivalents and short- and long-term deposits, net of accrued interest, of £520.2 million.

Revenues

The Company’s revenues are classified as either “Product Revenues,” consisting of license fees, sales of development systems and royalties, or “Service Revenues,” consisting of revenues from support, maintenance and training. The most significant component of ARM’s total revenues are license fees and royalty income which accounted for approximately 86%, 88% and 89% of total revenues in 2010, 2011 and 2012, respectively.

License fees as a percentage of total revenues will be affected by fluctuations in royalties and in demand for ARM’s development systems and support and maintenance services. These products and services complement ARM’s licenses by supporting ARM’s semiconductor partners in their efforts to reduce time to market. In addition, they provide ARM with a way to support systems companies who purchase finished ARM technology-based products from semiconductor companies as well as certain software vendors whose software runs on ARM microprocessors. Growth in these complementary products and services will depend on continued success in demonstrating to semiconductor companies, systems companies and software vendors the enhanced implementation possibilities which such products and services provide for ARM technology-based products and, more generally, on continued market acceptance of the ARM architecture. Growth in these complementary products and services will also depend on whether the Company can devote sufficient engineering staff to support growth in services. Revenues from development systems and support and maintenance services represented approximately 14%, 12% and 11% of total revenues in 2010, 2011 and 2012, respectively.

Revenues from royalties accounted for approximately 54%, 51% and 52% of total revenues in 2010, 2011 and 2012, respectively. The Company believes royalty revenue will continue to contribute a significant portion of total revenue going forward as the total number of partners and licenses increases.

As of December 31, 2012, the Company had more than 320 partners who, in turn, provide access to many other customers worldwide.

Product Revenues

License fees. Most licenses are designed to meet the specific requirements of the particular customer and can vary from rights to embed ARM technology into a customer’s own application specific product to the complete design of a SoC. See “Item 4. Information on the Company—Business Overview—License Agreements.” Over the term of a license, contractual payments can range from hundreds of thousands of dollars to several millions of dollars. The intellectual property licensed by the Company consists of software and related documentation which enable a customer to design and manufacture microprocessors and related technology and software. A license may be perpetual or time-limited in its application. In general, the time between the signing of a license and final customer validation of the ARM technology is between 6 and 15 months with most time allocated to the period between delivery and validation of the technology. Delivery generally occurs within a short time period after the signing of a license. The licensee obtains license rights to the intellectual property at the time of signing. In addition, the licensee obtains ownership of the licensed rights to the in-process customization as well as the completed customization. License fees are invoiced according to an agreed schedule. Typically, the first invoice is generated on signing of the contract, the second is generated on delivery of the customized intellectual property (being the intellectual property and other technical information relating to the product licensed) and the third and subsequent invoices are date-based milestones. No upgrades or modifications to the licensed intellectual property are provided, except those updates and upgrades provided on a when-and-if-available basis under post-delivery service support. Following licensee validation of the ARM technology, the Company has no further obligations under the license agreement, except those under a valid post-delivery service support arrangement as mentioned above.

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

Revenue Recognition

The Company follows the principles of IAS 18, “Revenue recognition”, in determining appropriate revenue recognition policies. Revenue associated with the sale of goods is recognized when all of the following conditions have been satisfied:

·	the Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

·	the Company does not retain either continuing managerial involvement to the degree usually associated with ownership or effective control over the goods sold;

·	the amount of revenue can be measured reliably;

·	it is probable that the economic benefits associated with the transaction will flow to the Company; and

·	the costs incurred or to be incurred in respect of the sale can be measured reliably.

Revenue associated with the rendering of services is recognized when all of the following conditions have been satisfied:

·	the amount of revenue can be measured reliably;

·	it is probable that the economic benefits associated with the transaction will flow into the Company;

·	the stage of completion of the transaction at the end of the reporting period can be measured reliably; and

·	the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

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

Revenue from standard license products which are not modified to meet the specific requirements of each customer is recognized when the all of the conditions relevant to revenue associated with the sale of goods have been satisfied:

·	the significant risks and rewards of ownership are transferred when a license arrangement has been agreed and the goods have been delivered to the customer;

·	continuing managerial involvement and effective control over goods sold is relinquished at the point at which goods are delivered to the customer;

·	the amount of revenue can be measured reliably; any consideration due under the licensing arrangement that is not deemed to be reliably measurable is deferred until it can be measured reliably; and

·
it is probable that the economic benefits associated with the transaction will flow to the Company; any economic benefits of the transaction that are deemed unlikely to flow to the Company are deferred until it becomes probable that they will flow to the Company.

The majority of the Company’s revenues come from the licensing of intellectual property and the subsequent receipt of royalty revenue and there are therefore very few direct costs associated with the sale of goods; where there are direct costs of revenues, these are measured with reference to the purchasing agreements in place with the Company’s suppliers.

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

In particular, it considers:

·	whether there is sufficient certainty that the invoice will be raised in the expected timeframe, particularly where the invoicing milestone is in some way dependent on customer activity;

·	whether it has sufficient evidence that the customer considers that the Company’s contractual obligations have been, or will be, fulfilled;

·	whether there is sufficient certainty that only those costs budgeted to be incurred will indeed be incurred before the customer will accept that a future invoice may be raised; and

·	the extent to which previous experience with similar product groups and similar customers supports the conclusions reached.

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

Royalty revenues are earned on sales by the Company’s customers of products containing ARM technology. Royalty revenues are recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of revenue can be reliably measured. Revenues are recognized when the Company receives notification from the customer of product sales, or when the Company invoices any fixed royalties. Notification is typically received in the quarter following shipment of the products by the customer.

If the amount of revenue recognized exceeds the amounts invoiced to customers, the excess amount is recorded as amounts recoverable on contracts within accounts receivable.The excess of license fees and post-delivery service support invoiced over revenue recognized is recorded as deferred revenue.

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

Other intangible assets. Computer software, purchased patents and licenses to use technology are capitalized at cost and amortized on a straight-line basis over a prudent estimate of the time that the Company is expected to benefit from them. Costs that are directly attributable to the development of new business application software and which are incurred during the period prior to the date that the software is placed into operational use are capitalized. External costs and internal costs are capitalized to the extent they enhance the future economic benefit of the asset.

Although an independent valuation is made of any intangible assets purchased as part of a business combination, the directors are primarily responsible for determining the fair value of intangible assets.

In-process research and development projects purchased as part of a business combination may meet the criteria set out in IFRS 3, “Business combinations,” for recognition as intangible assets other than goodwill. Management tracks the status of in-process research and development intangible assets such that their amortization commences when the assets are brought into use.

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

At the annual tests in 2010, 2011 and 2012, impairment tests showed there was no impairment with respect to goodwill. Furthermore, no trigger events have been identified that would suggest the impairment of any of the Company’s other intangibles.

Provisions

Over recent years, as we have established an increasing number of partners, as our intellectual property has become more widely accepted and as our balance sheet has become stronger, we have become involved in more litigation and claims have been asserted against us or our licensees more frequently.

Provisions for restructuring costs and legal claims are recognized when the Company has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount of the outflow can be reliably estimated.

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

	Year ended December 31,
	2010	2011	2012
	%	%	%
Revenues
Product revenues	95.0	94.7	95.1
Service revenues	5.0	5.3	4.9
Total revenues	100.0	100.0	100.0
Cost of revenues
Product costs	3.9	3.2	3.4
Service costs	2.5	2.4	2.1
Total cost of revenues	6.4	5.6	5.5
Gross profit	93.6	94.4	94.5
Operating expenses
Research and development	34.4	33.6	28.8
Sales and marketing	17.2	14.8	12.6
General and administrative	15.7	15.7	16.9
Total operating expenses	67.3	64.1	58.3
Profit from operations	26.3	30.3	36.2
Investment income	0.9	1.6	2.4
Interest payable	0.1	0.0	0.0
Share of results of joint venture	-	-	(0.1)
Profit before tax	27.1	31.9	38.5
Tax	5.9	9.0	10.5
Profit for the year	21.2	22.9	28.0

Total revenues for the year ended December 31, 2012 were £576.9 million, an increase of 17% from £491.8 million in 2011, which was an increase of 21% from £406.6 million in 2010. Dollar revenues were $913.1 million in 2012, an increase of 16% from $785.0 million in 2011, which was an increase of 24% from $631.3 million in 2010. The actual average dollar/sterling exchange rate in 2012 was $1.58 compared with $1.60 in 2011 and $1.55 in 2010.

Management analyzes product revenues in the categories of royalties, licenses and development systems. Service revenues consist of support, maintenance and training income. The following table sets forth, for the periods indicated, the amount of total revenues represented by each component of revenue:

	Year ended December 31,
	2010	2011	2012
	(in millions)
Product Revenues
Royalties	£217.6	£252.4	£299.8
Licenses	132.5	180.5	214.0
Development Systems	36.0	32.9	34.7
	386.1	465.8	548.5
Service Revenues
Support, Maintenance and Training	£20.5	£26.0	£28.4
Total Revenues	406.6	491.8	576.9

Product revenues. Product revenues consist of license fees, sales of development systems and royalties. Product revenues for 2010, 2011 and 2012 were £386.1 million, £465.8 million and £548.5 million, respectively, representing 95% of total revenues in 2010, 2011 and 2012. Product revenues in US dollars, being the primary currency of revenues generated, increased from $598.9 million in 2010 to $743.7 million in 2011 and increased further to $868.1 million in 2012.

License revenues increased from £132.5 million in 2010 to £180.5 million in 2011 and further increased to £214.0 million in 2012, representing approximately 33%, 37%  and 37% of total revenues in 2010, 2011 and 2012, respectively. License revenues in US dollars increased from $208.2 million in 2010 to $285.7 million in 2011 and further increased to $339.3 million in 2012.

Processor Division (PD) dollar license revenues increased by 42% in 2011 and increased by 21% in 2012.

The portfolio of licensable products comprises a rich mix of proven ARM technology, such as the ARM7, ARM9 and ARM11 families of products and newer technology such as the Cortex family of products and the Mali 3D graphics processors.

110 new licenses were signed in 2012 compared to 121 in 2011 and 91 in 2010. Revenues from Cortex family products accounted for 53% of PD license revenues in 2012, compared to 52% in 2011, and 48% in 2010. Cortex products started generating revenue in 2005. ARM11 accounted for 1% of PD license revenues in 2012, compared to 2% in 2011, and 7% in 2010. Revenues from long-term licenses with certain strategic customers accounted for 25% of PD license revenues in 2012, compared to 23% in 2011 and 18% in 2010. 28 companies became new ARM Partners in 2012, bringing the total number of semiconductor partners to more than 320 at the end of the year. This total number of semiconductor partners was net of those companies that have signed licenses with ARM in the past but have since been acquired by other companies or who no longer have access to ARM technology for other reasons.

During 2012, 85 Cortex family licenses were signed, bringing the accumulated total of Cortex family licenses to 333. 17 licenses to ARM’s Mali 3D graphics processors were signed in 2012, bringing the accumulated total of Mali licenses to 75. Graphics processor revenues accounted for 9% of PD license revenues in 2012, compared to 8% in 2011 and 12% in 2010.

License revenues from non-core products, covering items such as platforms, peripherals, embedded trace modules, embedded software, data engines, models and sub-systems were £20.5 million in 2012, compared to £16.2 million in 2011 and £12.7 million in 2010, representing approximately 11% of processor license revenues in 2012, 11% in 2011 and 12% in 2010, respectively.

By the end of 2012, ARM had signed a total of 23 royalty-bearing advanced physical IP platform licenses at 45nm and below. ARM’s Physical IP Division (“PIPD”) reported license revenues of £32.9 million in 2012 compared to £31.2 million in 2011 and £26.6 million in 2010, representing approximately 15% of total license revenues in 2012, 17% in 2011and 20% in 2010.

In 2012, ARM continued to develop leading-edge physical IP which enables the optimized implementation of SoC designs and to sign synergistic licenses that have been enabled by the combination of ARM and Artisan. Cortex-A class processors benefit from physical IP optimized for high performance and low power on advance process nodes; and Cortex-M class processors benefit from physical IP optimized for low performance and low power on mature process nodes. 17 licenses were signed for processor optimization packages in 2012, bringing the total number of licenses for this technology to 41.

Revenues from the sale of development systems decreased from £36.0 million in 2010 to £32.9 million in 2011 and increased to £34.7 million in 2012, representing approximately 9% of total revenues in 2010, 7% in 2011 and 6% in 2012. Development systems revenues in US dollars decreased from $55.4 million in 2010 to $52.5 million in 2011 and increased to $54.9 million in 2012. The decline in development systems revenues in 2011 was largely due to the growth of Linux-based operating systems, which are supported by free software development tools. The increase in 2012 was due to the greater demand for the Company’s products required to support processor products.

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

Royalties increased from £217.6 million in 2010 to £252.4 million in 2011 and further increased to £299.8 million in 2012, representing, 54%, 51% and 52% of total revenues in 2010, 2011 and 2012, respectively. US dollar royalty revenues increased from $335.3 million in 2010 to $405.6 million in 2011 and further increased to $473.9 million in 2012. Royalty revenues in 2012 comprised £264.4 million from PD and £35.4 million from PIPD. PD volume shipments increased from 6.1 billion units in 2010 to 7.9 billion units in 2011 and to 8.7 billion units in 2012, representing an increase of 9% compared to 2011. Worldwide unit shipments of mobile handsets were flat in 2012. As more ARM technology is typically incorporated into feature-rich handsets, the Company benefited from the higher proportion of smartphones being shipped in the year. Beyond mobile, the Company also continued to gain share in all target end-markets including mobile computing, digital televisions and microcontrollers.

The Company expects royalty revenues to grow over the medium-term although they may be subject to significant fluctuations from quarter to quarter. The total number of partners shipping ARM technology-based products at the end of 2012 was 126 after taking into account corporate activity within the ARM partnership. 30 companies were paying royalties for physical IP products at the end of the year.

Service revenues. Service revenues consist of support, maintenance and training. Service revenues increased from £20.5 million in 2010 to £26.0 million in 2011 and further increased to £28.4 million in 2012, representing 5% of total revenues in 2012 (2011: 5%, 2010: 5%). Service revenues in US dollars, increased from $32.4 million in 2010 to $41.3 million in 2011 and further increased to $45.0 million in 2012.

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

	Year ended December 31,
	2010	2011	2012
	%	%	%
Revenue by destination:
North America	38	39	38
Japan	11	10	8
Asia Pacific, excluding Japan	37	39	43
Europe	14	12	11
Total	100	100	100

Product costs. Product costs are limited to variable costs of production such as the costs of manufacture of development systems, amortization of third-party technology licenses, cross-license payments to collaborative partners and time of engineers on PIPD projects. Product costs were £15.8 million in 2010, £15.8 million in 2011 and £19.8 million in 2012, representing 4%, 3% and 3% of total revenues in 2010, 2011 and 2012, respectively. Product costs increased in 2012 due primarily to the continued increase in PIPD direct costs. Product costs were similar in 2011 compared to 2010 as the increase in PIPD direct costs offset the decreases in development systems costs and amounts paid for third-party licenses. In 2010, the proportion of development systems costs was approximately 20% with PIPD direct costs of approximately 55% and the balance relating to third-party licenses and cross-license payments to collaborative partners. In 2011 and 2012, development systems costs made up approximately 20% of total product costs, PIPD direct costs accounted for approximately 75% and the balance relating to third-party licenses and cross-license payments. Product gross margin in 2012 was 96%, compared to 97% in 2011 and to 96% in 2010.

Service costs. Service costs include the costs of support and maintenance services provided to licensees of ARM technology. Cost of services was £10.3 million in 2010, £11.9 million in 2011 and £12.1 million in 2012. The gross margins earned on service revenues were approximately 50% in 2010, 54% in 2011 and 58% in 2012. Costs increased in 2010 largely due to the rise in stock-based compensation including payroll taxes included within service costs to £2.8 million. In 2011, the increase was largely due to stock-based compensation, which increased to £3.5 million as well as an increase in staff costs to support the growth in service revenues. In 2012, the increase was largely due to increasing staff costs as the Company grows, offset by a lower stock-based compensation charge.

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

	At December 31,
Maturity profile of backlog	2011	2012
Next two quarters (Q1 and Q2)	25%	24%
Subsequent two quarters (Q3 and Q4)	23%	22%
Greater than twelve months	52%	54%
Total	100%	100%

	At December 31,
Backlog composition	2011	2012
Processors	74%	73%
Physical IP	13%	14%
Support & Maintenance and Others	13%	13%
Total	100%	100%

At the end of 2012, backlog was 33% higher than at the beginning of the year due to the licensing of new technologies to lead partners along with the signing of further large long-term licensing deals where revenue is expected to be recognized over a number of accounting periods.

Another performance indicator is the number of patent applications submitted by ARM employees. ARM incentivizes its employees to submit patent applications by awarding patent bonuses. The number of proposed patent applications submitted by ARM employees was 214 in 2012, 196 in 2011 and 185 in 2010.

Research and development costs. Research and development costs increased from £139.7 million in 2010 to £165.4 million in 2011 and further increased to £166.3 million in 2012, representing 34%, 34% and 29% of total revenues in 2010, 2011 and 2012, respectively. Costs in 2010, 2011 and 2012 included £25.2 million, £34.8 million and £25.9 million of share-based compensation charges including payroll taxes, and £3.5 million, £2.4 million and £2.2 million of amortization of intangible assets acquired with business combinations, respectively. Costs in 2011 and 2012 also included £2.5 million and £4.3 million of acquisition-related charges, respectively. Costs relating to the Company’s associate company Linaro amounted to £3.5 million in 2010, £6.8 million in 2011 and £nil million in 2012, respectively. Excluding these charges, research and development costs were £107.6 million, £118.9 million and £133.9 million, representing 26%, 24% and 23% of total revenues in 2010, 2011 and 2012, respectively. Continued investment in research and development remains an essential part of the Company’s strategy as the development of new products for licensing is key to its future growth.

Average engineering headcount increased from 1,208 in 2010 to 1,366 in 2011 and further increased to 1,581 in 2012. Staff costs increased in both 2011 and 2012 as a result of the growth in headcount as well as employee cost inflation and the higher level of bonuses on the achievement of financial performance targets.

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

Sales and marketing. Sales and marketing expenditure increased from £70.1 million in 2010 to £72.6 million in 2011 and further increased to £72.9 million in 2012, representing 17%, 15% and 13% of total revenues in 2010,

2011 and 2012, respectively. Costs in 2010, 2011 and 2012 included £8.0 million, £11.3 million and £7.7 million of share-based compensation charges including payroll taxes, £7.9 million, £0.8 million and £0.8 million of amortization of intangibles acquired with business combinations and other acquisition related costs, respectively, and in 2010 included £0.1 million of Linaro-related costs. Excluding these charges, sales and marketing costs were £54.1 million, £60.5 million and £64.5 million, representing 13%, 12% and 11% of total revenues in 2010, 2011 and 2012, respectively. Average headcount in this area increased from 337 in 2010 to 349 in 2011 and further to 367 in 2012. Overall sales and marketing costs increased in 2011 due primarily to increased staff bonuses and sales commissions. Sales and marketing costs increased in 2012 largely due to increased corporate marketing.

General and administrative. General and administrative costs were £63.7 million in 2010, £77.2 million in 2011 and £97.7 million in 2012, representing 16%, 16%  and 17% of total revenues in 2010, 2011 and 2012, respectively. Costs included £5.9 million, £8.1 million and £9.8 million relating to share-based compensation charges including payroll taxes, £0.9 million, £1.8 million and £0.6 million of investment-related charges in 2010, 2011 and 2012, respectively, and in 2011 and 2012 included £0.7 million and £1.4 million of acquisition-related costs, respectively. Furthermore, these costs included a credit in respect of restructuring of £0.4 million in 2010. Excluding these items, general and administrative costs were £57.3 million, £66.6 million and £85.9 million, representing 14%, 14% and 15% of total revenues in 2010, 2011 and 2012, respectively. General and administrative costs rose in 2011 due to additional investment in information technology to provide additional engineering clusters as well as due to general growth in the business. In 2012 the Company built a data center in Cambridge, UK to provide further engineering clusters which increased information technology costs significantly.

General and administrative average headcount in 2012 was 313, up from 281 in 2011 and 254 in 2010.

Unrealized future foreign exchange losses on certain committed but not yet invoiced future revenue streams of £3.7 million (2011: £1.2 million; 2010: £0.2 million) were recorded in 2012. There were other foreign exchange gains of £1.7 million in 2010, £4.2 million in 2011 and £1.9 million in 2012. The foreign exchange rate between the US dollar and sterling has been relatively stable during 2011 and 2012. The overall net charge or gain depends upon the mix and quantum of non-sterling denominated monetary assets (including cash, accounts receivable and accounts payable), embedded derivatives and currency exchange contracts.

Restructuring costs. In 2011 and 2012, there were no restructuring charges. In 2010, there was a small reversal of the provisions made for restructuring costs in previous years of £0.4 million.

Amortization of intangible assets. Licenses to use third-party technology are capitalized and amortized over the useful economic period that the Company is expected to gain benefit from them (generally between three and ten years). Licenses totaling £23.6 million were purchased during 2001 to 2008. No licenses were purchased in 2009, 2010, 2011 and in 2012 licenses were purchased for £1.4 million. Amortization of these licenses amounted to £1.8 million in 2012 (2011: £1.6 million; 2010: £1.6 million). At December 31, 2012, the net book value of these assets was £3.7 million; which will be amortized over the next eight years.

During 2004, the Company purchased Axys Design Automation, Inc. and Artisan Components, Inc. (now part of ARM, Inc.). Intangibles acquired and capitalized as part of these business combinations (including developed and core technology, customer relationships, trademarks and in-process research and development) totaled £2.3 million and £74.4 million, respectively, and were amortized over five years and between one and six years. The total charge for Axys and Artisan, respectively, was £nil and £7.3 million in 2010. These assets were fully amortized by the end of 2010.

During 2005, the Company purchased Keil Elektronik GmbH and Keil Software, Inc. Intangibles acquired and capitalized consisted of developed technology, customer relationships and tradenames and totaled £8.7 million. These intangibles were amortized between two and five years and the amortization was £0.8 million in 2010. These assets were amortized by the end of 2010.

During 2006, the Company purchased Falanx Microsystems AS, a graphics IP company in Norway. Intangibles acquired and capitalized consisted of developed technology and customer relationships and totaled £5.3 million. These were amortized over three to five years and the charge in 2010 and 2011 was £0.8 million and £0.3 million. The Company also purchased Soisic SA, an IP company based in France and the US. Intangibles acquired and capitalized were all developed technology and totaled £4.3 million. These assets were amortized over five years with a charge of £1.1 million in 2010 and £0.9 million in 2011. The assets were fully amortized by the end of 2011.

During 2008, the Company purchased Logipard AB, a video IP company in Sweden. Intangibles acquired and capitalized consisted of developed technology, customer relationships and in-process research and development and totaled £5.0 million. These assets are being amortized over three to five years and the charge in 2010 was £0.9 million, in 2011 was £0.9 million and in 2012 was £0.9 million. As part of the acquisition, the Company also acquired some contracts from the parent company of Logipard. The value of these contracts is £1.8 million which has been capitalized and will be amortized over their useful economic lives and the charge in 2010, 2011 and 2012 was £0.5 million. At December 31, 2012, the net book value of these assets was £0.9 million.

During 2011, the Company purchased Obsidian Software Inc., a developer of verification and validation products and services, based in Texas. Intangibles acquired and capitalized consisted of patents and customer relationships and totaled £2.7 million. These assets are being amortized over 3 years and the charge in 2011 was £0.4 million and in 2012 was £0.9 million. At December 31, 2012, the net book value of these assets was £1.4 million. The Company also acquired Prolific, Inc., a California-based company that develops leading-edge IC design optimisation software tools. Intangibles acquired and capitalized consisted of developed technology, customer relationships and trademarks and totaled £2.4 million. These assets are being amortized over 6 months to 2 years and the charge in 2011 was £0.1 million and in 2012 was £0.9 million. At December 31, 2012, the net book value of these assets was £1.4 million.

Interest. Net investment income increased from £3.1 million in 2010 to £8.0 million in 2011 and further increased to £13.6 million in 2012. The increase in 2012 was mainly due to significantly higher cash balances, although the interest rates available were lower towards the end of the year. The increase in 2011 was mainly due to both significantly higher cash balances and higher interest rates received as a result of placing deposits for a longer period. Cash was invested for periods of up to two years although more typically for periods of less than one year. Offset against the investment income in 2010 is an amount of £0.6 million relating to a charitable interest-free loan made by the Company in 2010. Interest received in 2011 and 2012 included £0.1 million relating to this charitable loan.

Profit before tax. Profit before tax was £110.1 million in 2010, £156.9 million in 2011 and £221.0 million in 2012, representing 27%, 32% and 38% of total revenues, respectively. In 2011, both licensing and royalty revenues again grew strongly. Licensing revenue was 36% higher and royalty revenue was 16% higher. The overall impact of these effects was a 43% increase in profit before tax. In 2012, revenues grew strongly again as a result of increased licensing activity as well as higher royalty revenues, with the result that profit increased by 38%.

Share of results of joint venture. On December 4, 2012 the joint venture, Trustonic Limited, of which the Company holds a 40% share, commenced trading. The initial investment value amounted to £7.5 million. The Company’s share of the results of Trustonic in 2012 was a loss of £0.7 million.

Tax charge. The Company’s effective tax rates were 22% in 2010, 28% in 2011 and 27% in 2012. In 2010, the tax rate was impacted by the establishment of certain US deferred tax assets and continued to be lower than the weighted average tax rates of the main countries in which the Company operates as a result of the research and development tax credits available in those countries. In 2011, the Company’s taxable profits were reduced by a combination of research and development tax credits and gains on employee shares awards, leading to a reduction in the Company’s tax liability. This meant that the Company was unable to fully offset the overseas withholding tax it suffered on its royalty income against its tax liability for the year. The unutilized overseas withholding tax became irrecoverable and caused the Company’s effective tax rate to increase. The tax rate in 2012 was impacted by  the partial de-recognition of an existing deferred tax asset considered non-recoverable following a change in California state tax law. The provisions extending the US federal R&D tax credits into 2012 were signed on January 2, 2013. However, since the provisions were not enacted until after the year end, the benefit of the 2012 R&D tax credits will be accounted for in 2013.

Segment Information

At December 31, 2012, the Company was organized on a worldwide basis into three business segments, namely the Processor Division (“PD”), the Physical IP Division (“PIPD”) and the System Design Division (“SDD”). This was based upon the Company’s internal organization and management structure and was the primary way in which the Chief Operating Decision Maker (“CODM”) and the rest of the board were provided with financial information. Whilst revenues were reported into four main revenue streams (namely licensing, royalties, development systems and services), the costs, operating results and balance sheets were only analyzed by the three segments.

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

Revenues. Total PD revenues for 2010, 2011 and 2012 were £315.7 million, £397.6 million and £473.9 million, respectively.

License revenues increased from £105.9 million in 2010 to £149.3 million in 2011 and further increased to £181.1 million in 2012, representing approximately 34%, 38% and 38% of total PD revenues in 2010, 2011 and 2012, respectively. License revenues in US dollars increased from $166.9 million in 2010 to $236.5 million in 2011 and further increased to $287.1 million in 2012. Licensing revenues are driven by customers’ ongoing R&D programs. In 2010, customers were able to make greater investment in the technology and revenues increased accordingly. In 2011 and 2012, customers continued to invest further and also licensed higher value products resulting in the higher licensing revenues. The portfolio of licensable products comprises a rich mix of ARM technology, with the main revenue growth coming from the Cortex family of products and the Mali 3D graphics processors. See “—Results of Operations—Product revenues” above for further details. Optimized versions of certain processor cores were able to command higher prices which contributed to revenue growth in each of the years from 2010 to 2012. This optimization has been achieved by the combination of the Company’s physical IP with Cortex processor cores.

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

PD royalties increased from £189.4 million in 2010 to £222.2 million in 2011 and further increased to £264.4 million in 2012, representing 60%, 56% and 56% of total PD revenues in 2010, 2011 and 2012, respectively. Royalty revenues in US dollars were $291.5 million, $356.9 million and $417.7 million in 2010, 2011 and 2012, respectively. PD volume shipments increased from 6.1 billion units in 2010 to 7.9 billion units in 2011 and to 8.7 billion units in 2012, representing an increase of 55%, an increase of 29% and an increase of 11% in 2010, 2011 and 2012, respectively. Average royalty revenue per chip increased to 4.8 cents, compared to 4.5 cents in 2011 and 4.8 cents in 2010.  In 2012, the increase was driven primarily by strong growth in Cortex-A class processor shipments and in the number of chips containing Mali graphics . We typically receive a higher royalty percentage for chips incorporating Cortex-A class processors and an additional royalty if these chips also contain a Mali graphics processor. In 2011, the decrease was due to the larger number of microcontroller royalties which typically have a lower selling price.

The following table presents a breakdown of processor unit shipments by type:
Processor Series	2010 Unit Shipments	2011 Unit Shipments	2012 Unit Shipments
ARM7	51%	43%	36%
ARM9	33%	27%	21%
ARM11	8%	9%	9%
Cortex-A	2%	5%	9%
Cortex-R	1%	2%	3%
Cortex-M	5%	14%	22%

The following table presents a breakdown of processor unit shipments by target market:
Target Market	2010 Unit Shipments	2011 Unit Shipments	2012 Unit Shipments
Mobile	62%	57%	53%
Enterprise	16%	16%	16%
Home	4%	4%	5%
Embedded	18%	23%	26%

Service revenues consist of design consulting services and revenues from support, maintenance and training. Service revenues increased from £20.4 million in 2010 to £26.0 million in 2011 and further increased to £28.4 million in 2012, representing 6%, 7% and 6% of total PD revenues in 2010, 2011 and 2012, respectively. Service revenues in US dollars were $32.4 million in 2010, $41.3 million in 2011 and $45.0 million in 2012.

Operating costs. Operating costs for 2010, 2011 and 2012 were £179.2 million, £223.8 million and £243.3 million, respectively. Operating costs include cost of sales (comprising products costs and service costs), research and development costs, sales and marketing costs and general and administrative costs. Included within these costs were £25.0 million, £36.9 million and £30.0 million of share-based compensation charges including payroll taxes, £2.2 million, £4.6 million and £5.5 million of amortization of intangibles and other charges relating to business combinations and £4.4 million, £6.9 million and £nil of Linaro-related charges, respectively, and in 2012, £0.6 million in respect of net losses on investments. Furthermore, operating costs included restructuring costs of a credit of £0.4 million in 2010 and  £nil in each of 2011 and 2012. Excluding these charges, PD operating costs were £148.0 million, £175.4 million and £207.2 million in 2010, 2011 and 2012, respectively. The increase in costs in 2010,  2011 and 2012 was due primarily to an increase in the research and development capability of the division and also in 2012 was due to increased expenditure on IT engineering cluster capacity to support the higher level of research and development activity.

Profit before tax. Profit before tax was £136.5 million in 2010, £173.8 million in 2011 and £230.6 million in 2012, representing 43%, 44% and 49% of total PD revenues, respectively. Excluding the charges noted above, operating margins in 2010, 2011 and 2012 were 53%, 56% and 56%, respectively.

Capital expenditure. Capital expenditure represents additions of property, equipment and software. In 2010, 2011 and 2012 such expenditure was £3.9 million, £7.7 million and £22.5 million, respectively. The increase in 2012 is due to the investment to provide additional engineering cluster capacity to support the development of increasingly advanced processors.

Total assets, total liabilities and net assets. Total assets in 2010, 2011 and 2012 were £239.9 million, £274.6 million and £284.6 million, respectively. Total assets increased at the end of both 2010 and 2011, largely due to the increased sales activity leading to higher receivables. In 2012, the investment in engineering cluster capacity gave rise to a higher level of property, plant and equipment. Total liabilities in  2010, 2011 and 2012 were £115.8 million, £155.3 million and £182.6 million, respectively. Liabilities increased in 2010 and 2011 due to the increasing level of accruals at the end of each year for bonuses and in all three years as a result of the increase in deferred revenue due to amounts invoiced on a number of high-value deals for products, the revenue for which will be recognized over a number of accounting periods. PD had net assets of £124.1 million, £119.3 million and £102.0 million in 2010, 2011 and 2012, respectively.

Goodwill. A portion of the goodwill arising on the acquisition of Artisan Components, Inc. in December 2004 was allocated to PD. The directors believe that incremental revenue will accrue to PD as a result of the ownership of PIPD for the following reasons:

·
the development of faster and more power-efficient microprocessors as a result of collaboration between PD and PIPD engineering teams. This is expected to generate more PD licensing deals at higher prices; and

·	the potential for PD to win more microprocessor licensing business as a result of ARM being able to offer both processor and physical IP in-house.

Goodwill increased from £139.5 million in 2010 to £143.7 million in 2011 and decreased to £138.0 million in 2012. The movement in 2011 is mostly due to the acquisition of Obsidian Software Inc., which resulted in £3.2 million of additional goodwill. The other movements in each year are as a result of fluctuations in the year end currency exchange rates.

Physical IP Division (PIPD)

The Physical IP Division is concerned with the building blocks necessary for translation of a circuit design into actual silicon.

Revenues. Total PIPD revenues in 2010, 2011 and 2012 were £54.9 million, £61.3 million and £68.3 million, respectively. In  2010, 2011 and 2012, PIPD’s license revenues were £26.6 million, £31.2 million and £32.9 million, respectively; and its royalty revenues were £28.3 million, £30.1 million and £35.4 million, respectively. In US dollar terms, licensing revenue increased from $41.3 million in 2010 to $49.2 million in 2011 and further increased to $52.2 million in 2012, and royalty revenue increased from $43.8 million in 2010 to $48.7 million in 2011 and further increased to $56.2 million in 2012. In 2011, the increase in license and royalty revenues was due to continued higher licensing activity and further utilization of ARM physical IP by foundries. These trends continued into 2012 with the resulting increase in revenues.

Operating costs. Operating costs for 2010, 2011 and 2012 were £82.5 million, £81.1 million and £82.8 million, respectively. Operating costs include product cost of sales, service cost of sales, research and development costs, sales and marketing costs and general and administrative costs. Included within these costs were £9.9 million, £12.1 million and £8.6 million of share-based compensation charges including payroll taxes, £8.4 million, £1.6 million and £2.5 million of amortization of intangibles and other charges relating to business combinations, respectively, and in 2011 £1.7 million relating to the write down of an investment. Excluding these share-based compensation, and amortization and other charges relating to business combinations, PIPD operating costs were £64.2 million, £65.7 million and £71.7 million in 2010, 2011 and 2012, respectively.

Total average PIPD headcount was 496, 488 and 557 in 2010, 2011 and 2012, respectively. The headcount decreased in 2010 and 2011 as part of the strategic cost management of the division and in 2012 the number of heads grew in line with the growth in the business. Costs remained at a similar level in 2011 following a period of consolidation and in 2012 grew in line with the growth in headcount.

Loss before tax. PIPD recorded a loss before tax of £27.6 million, £19.8 million and £14.5 million in 2010, 2011 and 2012, respectively. Excluding the share-based compensation, and amortization and other charges relating to business combinations, PIPD recorded a loss before income tax of £9.3 million, £4.4 million and £3.4 million in 2010, 2011 and 2012, respectively. In 2010, revenues and margins recovered from the short-term impact of the recession with both licensing and royalty revenues increasing. In 2011 and 2012, the reduction of the loss was due to the increased licensing and royalty revenues.

Capital expenditure. Capital expenditure represents additions of property, equipment and software. In 2010, 2011 and 2012, such expenditure was £2.8 million, £4.1 million and £6.3 million, respectively.

Total assets, total liabilities and net assets. Total assets in  2010, 2011 and 2012 were £414.9 million, £419.9 million and £409.2 million, respectively, with the movements in all three years being largely attributable to foreign exchange differences on goodwill and other intangibles arising on the Artisan acquisition, and amortization of the intangibles. Total liabilities in 2010, 2011 and 2012 were £38.6 million, £40.1 million and £43.9 million, respectively. Liabilities in 2011 remained at a similar level as in 2010. In 2012, liabilities were higher mostly due to the growth in deferred revenue. PIPD had net assets of £376.3 million, £379.8 million and £365.3 million in 2010, 2011 and 2012, respectively.

Goodwill. Goodwill in  2010, 2011 and 2012 was £377.8 million, £383.9 million and £367.0 million, respectively. The increase in 2011 was due to foreign exchange movements and the acquisition of Prolific Inc., which resulted in an additional £3.2 million of goodwill. The movement in 2012 was due to foreign exchange rate movements. Part of the goodwill in respect of the Artisan acquisition has been allocated to PD (see above).

System Design Division (SDD)

The System Design Division develops and sells the tools and models used to create and debug software and SoC designs.

Revenues. SDD revenues decreased from £36.0 million in 2010 to £32.9 million in 2011 and increased  to £34.7 million in 2012. US dollar revenues for the division were $55.4 million in 2010, $52.4 million in 2011 and $54.9 million in 2012. The decline in development systems revenues in 2011 was largely due to the growth of Linux-based operating systems, which are supported by free software development tools. The increase in 2012 was due to the greater demand for the Company’s products required to support processor products.

Operating costs. Operating costs for 2010, 2011 and 2012 were £39.5 million, £41.2 million and £40.1 million, respectively. Operating costs include cost of sales, research and development costs, sales and marketing costs and general and administrative costs. Included within these costs were share-based compensation charges of £7.0 million, £8.7 million and £6.8 million and amortization of intangibles purchased through business combinations and other acquisition costs of £0.8 million, £0.2 million and £nil million in 2010, 2011 and 2012, respectively. Furthermore in 2010 there were charges relating to the restructuring of the division of less than £0.1 million, which were predominantly in respect of staff severance costs and in 2011, there were investment related charges of £0.1 million. Excluding these charges, operating costs were £31.7 million, £32.2 million and £33.3 million, respectively.

In 2011, costs remained similar to the previous year as headcount remained constant and a general increase in the costs of the business as a whole was partially offset by lower bonuses. In 2012, headcount and other business costs remained at similar levels.

Loss before tax. SDD recorded a loss before income tax of £3.5 million, £8.3 million and £5.4 million in 2010, 2011 and 2012, respectively. Excluding the charges for share-based compensation, amortization and restructuring noted above, SDD made a profit of £4.3 million, £0.7 million and £1.4 million in 2010, 2011 and 2012, respectively.

Capital expenditure. Capital expenditure represents additions of property, equipment and software. In 2010, 2011 and 2012, such expenditure was £0.7 million, £1.2 million and £4.5 million, respectively.

Total assets, total liabilities and net assets. Total assets in 2010, 2011 and 2012 were £29.8 million, £30.9 million and £32.5 million, respectively. The movements between years are due to fluctuations in working capital. Total liabilities in 2010, 2011 and 2012 were £14.6 million, £15.0 million and £15.1 million, respectively. SDD had net assets of £15.2 million, £15.9 million and £17.4 million in 2010, 2011 and 2012, respectively.

Goodwill. Goodwill in 2010, 2011 and 2012 was £15.0 million, £14.9 million and £14.4 million, respectively. The fluctuations are due to the impact of foreign exchange difference on the Axys and KSI goodwill which is denominated in dollars and KEG goodwill which is denominated in Euros.

Foreign Currency Fluctuations

Foreign currency fluctuations. The Company’s earnings and liquidity are affected by fluctuations in foreign currency exchange rates, principally the US dollar rate, as most of the Company’s revenues and cash receipts are denominated in US dollars while a high proportion of its costs are in sterling.

The Company hedges its currency exposure using forward contracts for the sale of US dollars, which are entered into with major banks. The Company also uses currency options for a limited proportion of its dollar exposure. The fair values of the currency exchange contracts outstanding at December 31, 2010, 2011 and 2012 are disclosed in Note 1c to the Consolidated Financial Statements. The settlement period of the forward contracts outstanding at December 31, 2012 was between January 4, 2013 and December 23, 2013. The settlement period of the option contracts outstanding at December 31, 2012 was between January 17, 2013 and December 17, 2013.

Contingencies and Loss Provisions

The accounting policy with respect to loss provisions is described in “—Operating Results—Critical Accounting Policies and Estimates—Provisions” above. Intellectual property disputes to which we are party are described in “Item 8. Financial Information—Legal Proceedings.” There was a £1.2 million provision for such disputes as of December 31, 2012 (2011: £0.6 million; 2010: £1.0 million) as, based on the facts and circumstances surrounding any disputes, the Company believes these costs are likely to be incurred in resolving the disputes.

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

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations primarily through cash generated from operations. Over the previous three years we have received £38.1 million in cash from the issuance of shares and transfers of treasury shares to employees who have exercised options in the Company.

The Company’s operating activities provided net cash of £176.4 million, £193.8 million and £156.9 million in 2010, 2011 and 2012, respectively.

Accounts receivable increased by £39.9 million in 2010, increased by £13.4 million in 2011 and increased by £5.7 million in 2012. Days’ sales outstanding were 41 at December 31, 2010, 46 at December 31, 2011 and 48 at December 31, 2012. In 2011 and 2012, increased licensing activity resulted in an increase in both accounts receivable and deferred revenue. Included within accounts receivable are amounts recoverable on contracts. Prepaid expenses and other assets decreased by £4.7 million in 2010, increased by £12.3 million in 2011 and increased by £104.8 million in 2012. The increase in 2011 was due primarily to the timing of large multi-year EDA tools purchases. The increase in 2012 was due primarily to the Company’s contribution to a consortium to obtain rights to the MIPS portfolio of patents. This transaction was awaiting the approval of the selling company’s shareholders as at December 31, 2012 and was subsequently approved on February 6, 2013. Inventories in 2012 remained at similar levels to 2011 and 2010. There have been no other significant movements in other current assets.

Accounts payable increased by £2.0 million in 2010, increased by £4.4 million in 2011 and decreased by £2.8 million in 2012. Movements in the accounts payable balance reflect the timing of receipt of invoices from suppliers. Accrued and other liabilities increased by £25.3 million in 2010, increased by £10.2 million in 2011 and decreased by £4.8 million in 2012. The increase in 2010 was due to an accrual for share-based payment taxes as a result of the appreciation in the share price as well as higher performance-related bonuses which were payable in 2011. The increase in 2011 was due primarily to the higher level of bonus payments along with an increase in the accrual for social security on share-based payments. The decrease in 2012 was primarily due to a lower accrual for share-based payment taxes.

At December 31, 2012, the Company recorded approximately £150.6 million of deferred revenues which represented cash or receivables scheduled to be recognized as revenues in varying amounts after December 31, 2012. At December 31, 2010 and 2011, the Company recorded approximately £92.7 million and £116.8 million of deferred revenues, respectively. Deferred revenues are an element of customer backlog, and represent amounts invoiced to customers not yet recognized as revenues in the income statement. Similarly, the Company recorded £7.8 million of amounts recoverable on contracts (“AROC”) at December 31, 2012, compared to £8.7 million and £4.9 million at December 31, 2010 and 2011, respectively. AROC represents amounts that have been recognized as revenue in the income statement but are yet to be invoiced to customers. Both deferred revenue and AROC fluctuate due to the maturity profile of ARM’s products, and invoicing milestones within contracts. Deferred revenues have increased due to the higher number of long-term license deals with certain strategic partners where the revenue will be recognized over a number of accounting periods as well as license deals for newer technologies where a greater proportion of the revenue is deferred until later periods. At December 31, 2012, £24.2 million of deferred revenue is expected to be recognized after more than one year.

The Company believes that, given its current level of business, it has sufficient working capital for the foreseeable future.

Cash flow from operations has been used to fund the working capital requirements of the Company as well as capital expenditure. Cash outflow from capital expenditure in 2012 was £20.2 million for property, plant and equipment, and £5.4 million for other intangible assets, compared with £12.1 million and £0.8 million in 2011, £6.2 million and £1.2 million in 2010, respectively. Capital expenditure on property, plant and equipment was higher in 2012 primarily due to greater investment in engineering cluster servers, larger quantities of which are required to enable research and development work at the lower geometries. This included the construction of a data center at the Cambridge, UK site.

The Company made no acquisitions or additional payments in respect of acquisitions in prior years in 2010.

In 2011, the Company made two acquisitions: Prolific, Inc. and Obsidian Software, Inc. and made an additional payment in respect of the acquisition of Keil Elektronik GmbH of £0.5 million.

In 2012, the Company made no acquisitions, but made additional payments of £2.2 million and £0.8 million in respect of the acquisitions of Obsidian and Prolific, respectively, for time-based and performance bonuses due under the acquisition agreement.

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

In 2011, the Company made further investments in Cognovo Limited of £2.3 million, in Ideaworks 3D Limited of £0.5 million, and in Ambiq Micro Inc. of £0.2 million. In addition, the Company invested £5.4 million in various companies and investment funds, including companies focusing on energy efficiency.

In 2012, the Company made further investments in Ideaworks 3D Limited and Ambiq Micro, Inc, of £1.3 million and £0.4 million, respectively. The Company also disposed of various investments including Cognovo Limited and Nethra Imaging, Inc.

In November 2012, the Company announced that it is a leading member of a consortium of major technology companies which has entered into an agreement with MIPS Technologies, Inc. (“MIPS”) to obtain rights to its patent portfolio.  The MIPS patent portfolio includes 580 patents and patent applications covering microprocessor design, SoC design and other related technology fields.  The consortium will pay $350 million in cash to acquire rights to the portfolio, of which the Company will contribute $167.5 million (£103.7 million). The transaction will, upon completion, support continued innovation in SoC design, whilst removing potential litigation risk presented by the MIPS patent portfolio with respect to the consortium members. The consortium will make licenses to the patent portfolio available to companies not within the consortium. This transaction was awaiting the approval of the selling company’s shareholders as at December 31, 2012 and was subsequently approved on February 6, 2013.

During 2012, the Company entered into a number of lease agreements for IT equipment which have been classified as finance leases. The outstanding liability at December 31, 2012 was £5.8 million.

From time to time the Company has bought back shares in order to supplement dividends in returning surplus funds to shareholders. The Company did not buy back any shares during 2010, 2011 or 2012. Dividends totaling £51.8 million were paid to shareholders in 2012 (2011: £42.2 million; 2010: £34.3 million). In aggregate, the Company has returned £496 million to shareholders since 2005 through buy-backs and dividends. Share option exercises in 2012 gave rise to a £5.6 million cash inflow to the Company compared to £8.5 million in 2011 and £24.0 million in 2010.

Cash, cash equivalents and short- and long-term deposits, net of accrued interest at December 31, 2012 were £520.2 million compared to £424.0 million at December 31, 2011 and £290.1 million at December 31, 2010.

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

RESEARCH AND DEVELOPMENT

Research and development is of major importance and, as part of its research activities, the Company collaborates closely with universities worldwide, and plans to continue its successful engagement with the University of Michigan. Key areas of product development for 2013 include the development of further energy-efficient, high-performance engines for both data and control applications such as ARM cores based on the next generation of the ARM architecture that includes support for 64-bit processing. The Company is investing in future physical IP development, including lower-power, low-leakage technologies for both bulk CMOS and SOI processes to ensure leadership in this market. In addition, the Company will deliver development tools, graphics processors and fabric IP to enable its customers to design and program SoC products. The Company incurred research and development costs of £166.3 million in 2012, £165.4 million in 2011 and £139.7 million in 2010. See “Item 4. Information on the Company—Business Overview—Research and Development” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations—Research and development costs” above.

OFF-BALANCE SHEET ARRANGEMENTS AND AGGREGATE CONTRACTUAL OBLIGATIONS

Our major outstanding contractual commitments relate to rental of office facilities and certain equipment under non-cancelable operating lease agreements which expire at various dates through 2023. Our contractual commitments as of December 31, 2012 were as follows:

	Payments due by period (£ million)
	Total	Less than 1 year	1-3 years	4-5 years	Thereafter
Operating leases	72.3	27.2	32.2	6.2	6.7
Finance leases	5.8	2.9	2.9	—	—
Capital purchase commitments	0.6	0.6	—	—	—
Total	78.7	30.7	35.1	6.2	6.7

The Company does not have any off-balance sheet arrangements with unconsolidated entities or other persons.

Item 6. Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

Directors

The directors of the Company (each, a “director,” and together, the “directors”) at February 25, 2013 were as follows:
Name(1)	Age	Term Expires	Position
Sir John Buchanan	69	2013 (2)	Chairman
Warren East	51	2013	Chief Executive Officer; Director
Tim Score	52	2013	Chief Financial Officer; Director
Mike Inglis	53	2013	Chief Commercial Officer; Director
Mike Muller	54	2013	Chief Technology Officer; Director
Simon Segars	45	2013	President; Director
Kathleen O’Donovan	55	2013 (2)	Senior Independent Director (Non-Executive)
Philip Rowley	60	2013 (2)	Independent Non-Executive Director
Janice Roberts	57	2013 (2)	Independent Non-Executive Director
Larry Hirst	61	2013 (2)	Independent Non-Executive Director
Andy Green	57	2013 (2)	Independent Non-Executive Director

(1)	The address for each listed director is c/o ARM Holdings plc, 110 Fulbourn Road, Cambridge CB1 9NJ, England.

(2)	Non-Executive Directors are normally appointed for three-year terms subject to election or re-election each year at the AGM.

Sir John Buchanan, age 69, Chairman. John Buchanan joined the Board as Chairman on May 3, 2012. He has broad international experience gained in large and complex businesses. He has experience and knowledge of the international investor community and has held various leadership roles in strategic, financial, operational and marketing positions, including executive experience in different countries. He is a former Chief Financial Officer of BP plc and a former Deputy Chairman and senior independent director of Vodafone Group plc. He is currently Chairman of Smith & Nephew plc, Senior Independent Director of BHP Billiton plc, Chairman of International Chamber of Commerce (UK) and Chairman of the UK Trustees for the Christchurch Earthquake appeal.

Warren East, age 51, Chief Executive Officer. Warren East joined ARM in 1994 to set up ARM’s consulting business. He was Vice President, Business Operations from February 1998. In October 2000 he was appointed to the Board as Chief Operating Officer and in October 2001 was appointed Chief Executive Officer. Before joining ARM he was with Texas Instruments. He is a chartered engineer, Fellow of the Institution of Engineering and Technology, Fellow of the Royal Academy of Engineering and a Companion of the Chartered Management Institute. He has an honorary doctorate from Cranfield University. He is a non-executive director and Chairman of the Audit Committee of De La Rue plc.

Tim Score, age 52, Chief Financial Officer. Tim Score joined ARM as Chief Financial Officer and director in March 2002. Before joining ARM, he was Finance Director of Rebus Group Limited. He was previously Group Finance Director of William Baird plc, Group Controller at LucasVarity plc and Group Financial Controller at BTR plc. He is Senior Independent Director and Chairman of the Audit Committee of National Express Group plc.

Mike Inglis, age 53, Chief Commercial Officer. Mike Inglis joined ARM in 2002 and became Chief Commercial Officer in April 2012 having previously been EVP and General Manager of the Processor Division since July 2008. Prior to that he was EVP, Sales and Marketing. Before joining ARM, he worked in management consultancy with A.T. Kearney and held a number of senior operational and marketing positions at Motorola, Texas Instruments, Fairchild and BIS Macintosh and gained his initial industrial experience with GEC Telecommunications. He is a chartered engineer and a Member of the Chartered Institute of Marketing. He is a non-executive director of Pace plc. As previously announced, he will be retiring from the Board in March 2013.

Mike Muller, age 54, Chief Technology Officer. Mike Muller was one of the founders of ARM. Before joining the Company, he was responsible for hardware strategy and the development of portable products at Acorn Computers. He was previously at Orbis Computers. At ARM he was VP, Marketing from 1992 to 1996 and EVP, Business Development until October 2000 when he was appointed Chief Technology Officer. He was appointed to the Board in October 2001.

Simon Segars, age 45, President. Simon Segars joined the Board in January 2005 and was appointed President in January 2013, continuing to lead the IP divisions and represent them on the Board. He was previously EVP and General Manager of the Processor and Physical IP Divisions. Earlier senior roles included EVP, Engineering, EVP, Worldwide Sales and EVP, Business Development. He joined ARM in early 1991 and worked on many of the early ARM CPU products. He led the development of the ARM7 and ARM9 Thumb® families. He holds a number of patents in the field of embedded CPU architectures. He is a director of the SOI Industry Consortium and the EDA Consortium.

Kathleen O’Donovan, age 55, Senior Independent Non-Executive Director. Kathleen O’Donovan joined the Board in December 2006. She is a non-executive director and Chairman of the Audit Committee of Trinity Mirror plc, Chairman of Invensys Pension Trustee Ltd and a non-executive director of D S Smith plc. Previously she was a non-executive director and Chairman of the Audit Committees of the Court of the Bank of England, Great Portland Estates plc, EMI Group plc and Prudential plc and a non-executive director of O2 plc. Prior to that, she was Chief Financial Officer of BTR plc and Invensys plc and before that she was a Partner at Ernst & Young.

Philip Rowley, age 60, Independent Non-Executive Director. Philip Rowley joined the Board in January 2005. He was Chairman and CEO of AOL Europe, the internet services and web brands provider until February 2007. He is a qualified chartered accountant and was Group Finance Director of Kingfisher plc from 1998 to 2000 and Deputy

CEO and CFO of the General Merchandise Division until 2001. Prior to that, his roles included EVP and Chief Financial Officer of EMI Music Worldwide. He is a non-executive director and Chairman of the Audit Committee of Promethean World plc and Chairman of Livestation Limited and Pouncer Media Limited. He recently resigned as Chairman of HMV Group plc.

Janice Roberts, age 57, Independent Non-Executive Director. Janice Roberts joined the Board in January 2011. She has been a Managing Director at Mayfield Fund since 2000, a Silicon Valley-based venture capital firm with approximately $3 billion under management, where she focuses on the mobile, wireless communications and consumer technology industries. Prior to that, she held various executive positions at 3Com Corporation including President Palm Computing, President 3Com Ventures and Senior Vice President, Business Development and Global Marketing. She is a non-executive director of RealNetworks, Inc. and a director of several private technology companies in the US.

Larry Hirst, age 61, Independent Non-Executive Director. Larry Hirst joined the Board in January 2011. He is a non-executive director of MITIE Group plc. He is the former Chairman of IBM Europe, Middle East and Africa. He retired from IBM in 2010, having previously held a wide range of senior positions since joining the company in 1977. He currently chairs the Imperial College Digital Cities Exchange.  He is also an Ambassador to Monitise plc and on the International Advisory Board for British Airways. Former roles include being a UK Business Ambassador, a Commissioner for the Commission for Employment and Skills and Chair of e-skills UK (the UK Sector Skills Council for Business and Information Technology).  He was awarded a CBE in 2006.

Andy Green, age 57, Independent Non-Executive Director. Andy Green joined the Board in February 2011. He was CEO of Logica plc from 2008 to 2012. He is a former CEO of BT Global Services and a former CEO of Group Strategy and Operations at BT plc and was CEO of BT Openworld. He is Chair of e-Skills UK (the UK Sector Skills Council for Business and Information Technology), is on the board and the President’s Committee of the CBI and is a Companion of the Chartered Management Institute. He is the Chairman of Dock On AG and Networking People (UK) Limited and a trustee and director of ABESU.

Election and re-election of Directors

In line with the provisions of the UK Corporate Governance Code 2010, all directors will present themselves for re-election (if eligible) unless the directors have agreed otherwise.

Executive Officers
Name(1)	Age	Position
Warren East	51	Chief Executive Officer; Director
Tim Score	52	Chief Financial Officer; Director
Mike Inglis	53	Chief Commercial Officer; Director
Simon Segars	45	President; Director
Mike Muller	54	Chief Technology Officer; Director

(1)	The address for each listed executive officer is c/o ARM Holdings plc, 110 Fulbourn Road, Cambridge CB1 9NJ, England.

COMPENSATION

The aggregate compensation (including pension contributions) paid by the Company to all persons who served in the capacity of director or executive officer in 2012 (14 persons) was £6.9 million. This includes £1.8 million of share-based compensation. This does not include expenses reimbursed to officers (including business travel, professional and business association dues and expenses) but includes amounts expended by the Company for automobiles made available to its officers and other benefits commonly reimbursed or paid by companies in the UK. Each executive officer participates in the Company’s Deferred Annual Bonus Plan under which he may receive a bonus of up to 150% of base salary, 50% of which is compulsorily deferred into shares and an equity match of up to 2:1 if certain targets (determined by agreement between the executive and the Remuneration Committee) are exceeded. The aggregate amount accrued by the Company during 2012 to provide pension, retirement or similar benefits for directors and executive officers was £0.1 million.

Directors’ emoluments

The emoluments of the executive directors of the Company in respect of services to the Company were paid through its wholly-owned subsidiary, ARM Limited, as were non-executive directors, with the exception of Simon Segars, Janice Roberts and Young Sohn who were paid through ARM, Inc., and were as follows:

Director	Fees	Basic salary	Bonus payments (1)	Benefits (2)	Subtotal 2012	Pension contributions 2012	Share-based payments 2012 (3)	Total 2012	Subtotal 2011	Pension contributions 2011	Share-based payments 2011 (3)	Total 2011
	£	£	£	£	£	£	£	£	£	£	£	£
Executive
Warren East	—	490,000	622,617	64,087	1,176,704	—	456,471	1,633,175	1,238,179	13,557	449,828	1,701,564
Tim Score	—	400,000	529,436	25,178	954,614	42,560	378,166	1,375,340	982,736	40,703	380,991	1,404,430
Mike Inglis	—	280,000	355,781	38,025	673,806	5,085	265,255	944,146	689,673	29,827	267,291	986,791
Mike Muller	—	275,000	349,428	15,087	639,515	31,020	259,530	930,065	677,554	29,826	260,553	967,933
Simon Segars	—	280,000	370,605	93,284	743,889	30,800	263,113	1,037,802	858,949	29,480	264,398	1,152,827
Tudor Brown (retired May 3, 2012)	—	77,586	—	13,491	91,077	6,417	193,522	291,016	561,554	38,328	224,537	824,419
Total	—	1,802,586	2,227,867	249,152	4,279,605	115,882	1,816,057	6,211,544	5,008,645	181,721	1,847,598	7,037,964
Non-executive
Sir John Buchanan (appointed May 3, 2012)	258,879	—	—	—	258,879	—	—	258,879	—	—	—	—
Doug Dunn (retired May 3, 2012)	62,069	—	—	—	62,069	—	—	62,069	175,000	—	—	175,000
Kathleen O’Donovan	65,000	—	—	—	65,000	—	—	65,000	60,000	—	—	60,000
Philip Rowley	65,000	—	—	—	65,000	—	—	65,000	60,000	—	—	60,000
John Scarisbrick (retired May 12, 2011)	—	—	—	—	—	—	—	—	18,391	—	—	18,391
Jeremy Scudamore (retired January 31, 2011)	—	—	—	—	—	—	—	—	5,000	—	—	5,000
Andy Green	52,000	—	—	—	52,000	—	—	52,000	42,816	—	—	42,816
Larry Hirst	52,000	—	—	—	52,000	—	—	52,000	46,791	—	—	46,791
Janice Roberts	58,314	—	—	—	58,314	—	—	58,314	53,084	—	—	53,084
Young Sohn (retired December 31, 2012)	59,906	—	—	—	59,906	—	—	59,906	56,324	—	—	56,324
Total	673,168	—	—	—	673,168	—	—	673,168	517,406	—	—	517,406
Total	673,168	1,802,586	2,227,867	249,152	4,952,773	115,882	1,816,057	6,884,712	5,526,051	181,721	1,847,598	7,555,370

(1)
The bonus payments above represent the full bonus earned during 2012. According to the terms of the DAB Plan, 50% of this bonus is not paid in cash, but is deferred and becomes payable in shares after three years. Details of the awards made in February 2013 in respect of these deferrals are detailed in “—Share Ownership—The Deferred Annual Bonus Plan” below.

(2)
All the executive directors receive family healthcare and annual travel insurance as part of their benefits in kind. In addition, Tim Score has the use of a company car with fuel benefit and Warren East, Tudor Brown, Mike Inglis and Mike Muller receive a car and petrol allowance. Simon Segars also receives living, transportation and other allowances as part of his placement in the US. Warren East, Mike Inglis and Tudor Brown received an additional cash allowance in place of Company pension contributions that can no longer be contributed in a tax-efficient way.

(3)
Share based payments represent each director’s individual compensation charge as calculated under IFRS 2, which the Company adopted from January 1, 2005. Further details of this are given in Note 23 to the Consolidated Financial Statements.

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

Warren East is a non-executive director of De La Rue plc and he received remuneration totaling £49,000 up to December 31, 2012 (2011: £47,000). Tudor Brown is a non-executive director of ANT plc and he received remuneration totaling £4,000 up to his retirement on May 3, 2012 (2011: £12,000). Mike Inglis is a non-executive director of Pace plc and he received remuneration totaling £42,000 up to December 31, 2012 (2011: £42,000). Tim Score is a non-executive director of National Express Group plc and he received remuneration totaling £60,500 up to December 31, 2012 (2011: £60,500).

All the executive directors are accruing benefits under a money purchase pension scheme as a result of their services to the Company, contributions for which were fully paid during the year.

The Company has defined total directors’ pay for 2012 as the total of basic salary, benefits, bonus and pension contributions during 2012, plus the gains made on share options exercised during the year and the value of shares vesting under the LTIP and the DAB Plan in respect of that year. The LTIP and DAB shares that vested in February 2013 have been included since December 31, 2012 is the end of the three year performance period for these awards. The amount previously reported in the 2009 Annual Report as part of 2009 bonus has been deducted, as this is included within the value of the DAB shares awarded.

The total directors pay for 2012 for each of the executive directors was as follows:

Director	Salary, benefits, bonus and pension for 2012	Share option gains during 2012	Market value of LTIP awards relating to 2012 (received 2013)		Market value of DAB Plan awards relating to 2012 (received 2013)		Less DAB Plan previously disclosed in 2009 Report as part of 2009 bonus	Total director pay
	£	£	£		£		£	£
Warren East	1,176,704	294,966	3,960,771		2,374,819		(174,300)	7,632,960
Tim Score	997,174	235,972	3,408,086		2,077,241		(152,460)	6,566,013
Mike Inglis	678,891	261,790	2,394,880		1,430,608		(105,000)	4,661,169
Mike Muller	670,535	198,219	2,348,822		1,402,004		(103,400)	4,516,180
Simon Segars	774,689	169,900	2,376,446		1,424,655		(104,563)	4,641,127
Tudor Brown	97,494	638,162	928,941	(1)	907,357	(1)	(89,027)	2,482,927
Total	4,395,487	1,799,009	15,417,946		9,616,684		(728,750)	30,500,376

The total directors pay for 2011 for each of the executive directors was as follows:

Director	Salary, benefits, bonus and pension for 2011	Share option gains during 2011	Market value of LTIP awards relating to 2011 (received 2012)	Market value of DAB Plan awards relating to 2011 (received 2012)	Less DAB Plan previously disclosed in 2008 Report as part of 2008 bonus	Total director pay
	£	£	£	£	£	£
Warren East	1,251,736	1,068.619	4,868,660	2,463,567	(143,251)	9,509,331
Tim Score	1,023,439	–	4,223,416	2,189,613	(127,322)	7,309,146
Mike Inglis	719,500	–	2,932,935	1,520,565	(88,282)	5,084,718
Mike Muller	707,380	5,416	2,874,268	1,454,381	(85,570)	4,955,875
Simon Segars	888,429	16,980	2,932,935	1,520,565	(88,418)	5,270,491
Tudor Brown	599,882	5,071	2,507,658	1,480,344	(86,080)	4,506,875
Total	5,190,366	1,096,086	20,339,872	10,629,035	(618,923)	36,636,436

(1)	These represent gains made by Tudor Brown on LTIP and DAB plans on his retirement on May 3, 2012.

Directors’ Interests

Save as disclosed in “—Share Ownership” below none of the directors has any interest in the issued share capital of the Company which is required to be notified to the Company pursuant to the UK Listing Authority’s rules (LR 9.8.6R(1)).

BOARD PRACTICES

Corporate Governance

Compliance with the UK Corporate Governance Code 2010 (UK) and the Sarbanes-Oxley Act 2002 (US)

The Company has complied with the provisions of the UK Corporate Governance Code 2010 throughout 2012 and to the date of this document. The Company’s American Depositary Shares are listed on NASDAQ and we are therefore subject to NASDAQ rules, US securities laws and Securities and Exchange Commission rules to the extent that they apply to foreign private issuers. We explain in the reports below how we applied the provisions and principles of the FSA Listing Rules, the Disclosure and Transparency Rules and the UK Corporate Governance Code throughout the year.

Board

The Board is collectively responsible for the overall conduct of the Company’s business. The Board’s core activities include:

·	providing leadership for the Company;

·	active engagement in developing the Company’s long-term strategy;

·
monitoring executive actions, standards of conduct, performance against business plans and budgets and ensuring that the necessary financial and human resources are in place for it to meet its objectives;

·	obtaining assurance that material risks to the Company are identified and appropriate systems of risk management and control exist to mitigate such risks and defining the Company’s appetite for risk;

·	Board and executive management succession;

·	responsibility for the long-term success of the Company having regard to the interests of all stakeholders; and

·	responsibility for ensuring the effectiveness of and reporting on our system of corporate governance.

The Board has a formal schedule of matters specifically reserved for its decision, which include:

·	Company strategy and major business issues including atypical license agreements;

·	annual budgets and long-term finance plans;

·	major capital expenditure, acquisitions, disposals and investments;

·	financial reporting, controls and financial structure;

·	shareholder communications;

·	key policies; and

·	key advisers.

Composition and operation of the Board

The UK Corporate Governance Code 2010 requires that at least half of the Board, excluding the Chairman, should comprise independent non-executive directors. The Board currently comprises five executive directors, five independent non-executive directors and the Chairman. The number of executive directors will reduce to four when the Chief Commercial Officer, Mike Inglis, retires on March 31, 2013.

The continuing executive directors are the Chief Executive Officer, the Chief Financial Officer, the President and the Chief Technology Officer, all of whom play significant roles in the day-to-day management of the business. Authority is delegated to various committees that are constituted within written terms of reference and chaired by independent non-executive directors where required by the UK Corporate Governance Code 2010.

Conflicts

 All directors have completed conflicts of interest questionnaires and any planned changes in their directorships outside the Company are subject to prior approval by the Board. In order to avoid a potential conflict of interest, Young Sohn stood down from the Board on December 31, 2012 in order to take up an executive position outside the Company. No conflicts of interest arose in 2012 or to date in 2013 and no other situations were or have since been identified that might lead to a conflict of interest.

Independence

The Board reviews the independence of the non-executive directors on appointment and at appropriate intervals and considers each of the five non-executive directors to be independent in character, judgment and behavior, based on both participation and performance at Board and committee meetings. There are no relationships or circumstances which are likely to affect the judgment of any of them. The Chairman was regarded as independent at the time of his appointment.

Non-executive directors’ expertise

Kathleen O'Donovan has been the Senior Independent Director since January 2011. The Senior Independent Director provides a communication channel between the Chairman and non-executive directors and is available to discuss matters with shareholders, if required. During 2012, she led the Nomination Committee through the process to identify and recommend the recruitment of the new Chairman.

Janice Roberts (who is based in Silicon Valley), Larry Hirst and Andy Green all have a broad understanding of the Company’s technology and the practices of major US-based technology companies. Philip Rowley and Kathleen O’Donovan are both financial experts with strong financial backgrounds. The beneficial interests of the directors in the share capital of the Company are set out in “―Share Ownership”. In the opinion of the Board, Philip Rowley’s modest shareholding does not detract from his independent status.

Board meetings

Before each meeting, the Board is provided with information concerning the state of the business and its performance in a form and of a quality appropriate for it to discharge its duties. The non-executive directors are encouraged to suggest matters for Board discussions and in 2012 they were active in contributing to the agenda for the strategic review and ensuring the amount of time spent on strategic and operational issues was appropriately balanced. Through this process, an additional strategy meeting has been scheduled during 2013.

Key senior executives attend Board meetings throughout the year which gives the non-executive directors greater visibility of executive talent and potential management succession.

In the event that directors are unable to attend a meeting or a conference call they receive and read the documents for consideration at that meeting and have the opportunity to relay their comments and, if necessary, to follow up with the Chairman or the Chief Executive Officer after the meeting.

During 2012, the retiring Chairman and the new Chairman both held meetings with the non-executive directors without the executives present and the non-executive directors met on at least one occasion without the Chairman being present.

The table below shows directors’ attendance at scheduled Board meetings and conference calls or ad hoc meetings which they were eligible to attend during the 2012 financial year:

	Scheduled Board meetings	Board conference calls/ad hoc meetings
Total number of meetings	6	10
Sir John Buchanan (appointed May 3, 2012)	3/3	6/6
Warren East	6/6	10/10
Andy Green	6/6	10/10
Larry Hirst	5/6	10/10
Mike Inglis	6/6	10/10
Mike Muller	6/6	10/10
Kathleen O’Donovan	6/6	10/10
Janice Roberts	6/6	10/10
Philip Rowley	6/6	8/10
Tim Score	6/6	8/10
Simon Segars	6/6	10/10
Young Sohn (retired December 31, 2012)	6/6	8/10
Tudor Brown (retired May 3, 2012)	3/3	2/4
Doug Dunn (retired May 3, 2012)	3/3	4/4

The directors have the benefit of directors’ and officers’ liability.

Chairman

The Chairman is also chairman of Smith & Nephew plc and the International Chamber of Commerce (UK) and is Senior Independent Director of BHP Billiton plc. He has attended all meetings and conference calls since the date of his appointment and has attended several induction sessions, meeting members of the executive team and a range of senior managers to increase his knowledge and understanding of the various parts of the business and its operations. He also participated with the Chairman of the Remuneration Committee in some meetings and discussions with major shareholders over the proposed new Long Term Incentive Plan, details of which are set out in the Remuneration report and the Circular to shareholders. Further induction sessions are planned for 2013.

The Chairman has primary responsibility for running the Board and the Chief Executive Officer has executive responsibility for the operations and results of the Company and for making proposals to the Board in relation to the strategic development of the Company. There are clear and documented divisions of accountability and responsibility for the roles of Chairman and Chief Executive Officer.

Main responsibilities of the Chairman include:

·
leadership of the Board and creating the conditions for overall Board and individual director effectiveness and a constructive relationship with good communications between the executive and non-executive directors;

·	ensuring that the Board as a whole plays a full and constructive part in the development of strategy and overall commercial objectives;

·	chairing the Nomination Committee which initiates succession planning to retain and build an effective and complementary Board;

·	ensuring that there is effective communication with shareholders and that members of the Board develop an understanding of the views of the major investors in the Company;

·	promoting the highest standards of integrity, probity and corporate governance throughout the Company, particularly at Board level; and

·	ensuring that the performance of the Board as a whole, its committees, and individual directors is formally and rigorously evaluated at least once a year.

Chief Executive Officer

Main responsibilities of the Chief Executive Officer include:

·	proposing and developing the Company’s strategy and overall commercial objectives in conjunction with the Executive Committee;

·	day-to-day management of the Company;

·	managing the Executive Committee;

·	leading the communication program with shareholders and analysts; and

·	fostering good relationships with key stakeholders.

Company Secretary

Patricia Alsop acts as Secretary to the Board and Board committees and all Board members have individual access to her advice. She ensures that the Board receives all relevant information in a timely manner, organizes induction and training programs and facilitates the Board evaluation in years when this is conducted internally. She is also responsible for ensuring that the correct Board and committee procedures are followed and advises the Board on corporate governance matters. The established procedure under which directors can, where appropriate, obtain independent legal or other professional advice at the Company’s expense is also administered through her.

Investor relations

The Board makes considerable efforts to establish and maintain good relationships with shareholders and the wider investment community. There is regular dialogue with institutional investors during the year other than during close periods. The main channel of communication continues to be through the Chief Executive Officer, the Chief Financial Officer and the VP of Investor Relations. The Chairman, the Senior Independent Director and the other directors are available to engage in dialogue with major shareholders as appropriate.  During 2012 the Chairman of the Remuneration Committee and the Chairman consulted with shareholders on the terms of the proposed new Long Term Incentive Plan, details of which are set out in the Remuneration Report and the Circular to Shareholders.

The Board also encourages communication with private investors and part of the Company’s website is dedicated to providing accurate and timely information for all investors, including responses to frequently asked questions, the investment case, product information, press releases, RNS and Securities and Exchange Commission (SEC) announcements and an online version of the annual report.

Shareholders can also obtain telephone numbers from the website, enabling them to listen to earnings presentations and audio conference calls with analysts. In addition, webcasts or audiocasts of key presentations are made available through the website.

Members of the Board develop an understanding of the views of major shareholders through any direct contact that may be initiated by shareholders, or through analysts’ and brokers’ briefings. The Board also receives feedback from the Company’s brokers and financial PR advisers, who in turn obtain feedback from analysts and brokers following investor roadshows. All shareholders may register to receive the Company’s press releases via the internet.

AGM

The Board actively encourages participation at the AGM, scheduled for May 2, 2013, which is the principal forum for dialogue with private shareholders. A presentation is made outlining recent developments in the business and an open question and-answer session follows to enable shareholders to ask questions about the business in general.

All resolutions proposed at the 2013 AGM will be decided on a poll and the voting results will be published via RNS and the SEC and will be available on the Company’s website.

Board evaluation

The Board undertakes an annual Board evaluation. During 2012, this exercise was conducted internally using a questionnaire and was facilitated by the Company Secretary. An external evaluation last took place in 2010 and the Board plans to continue with a cycle of external evaluations every three years and internal evaluations in between.

The 2012 evaluation covered:

·      strategic development, execution and monitoring;

·      risk management and control;

·      leadership development and succession planning;

·      shareholder and stakeholder communication;

·      performance management;

·      Board structure, committees and their operation;

·      induction and development; and

·      assessment of the performance of individual committees and the Chairman.

The overall conclusion was that individual Board members are satisfied that the Board works well and operates effectively in an environment where there is constructive challenge from the non-executive directors. They are also satisfied with the contribution made by their colleagues and that Board committees operate properly and efficiently. In response to points raised in the evaluation, there will in 2013 be increased Board time and focus on:

·      the strategy agenda – with an additional meeting scheduled for May 2013;

·      succession planning; and

·      risk appetite.

An externally facilitated board evaluation will take place during 2013.

Induction

A full, formal induction program is arranged for new directors, tailored to their specific requirements, the aim of which is to introduce them to key executives across the business and to enhance their knowledge and understanding of the Company and its activities. In 2012, this included a program for the new Chairman and further meetings between the non-executive directors who joined in 2011 and a range of senior employees.

Non-executive directors are encouraged to spend time outside Board meetings with members of the Executive Committee and the management team. All members of the Board are invited to attend the Annual Partner Meeting in the UK which is the Company’s key customer event of the year and/or the ARM TechCon in the US. Board members are also invited to attend the annual Analyst and Investor Day. These events offer the opportunity to understand more about the business, products, technology development roadmap, customer base and investor perspective.

Training

Board members receive guidance on the regulatory regimes and corporate governance framework that the Company operates under. In particular, during 2012 the Board received an update from the Company Secretary on current governance topics including executive remuneration and board diversity. The Company has a commitment to training and all directors, executive or non-executive, are encouraged to attend suitable training courses at the Company’s expense.

The terms of reference of the Audit, Remuneration and Nomination Committees are published on the Company’s website at www.arm.com.

Executive Committee

The Executive Committee is responsible for developing and implementing the strategy approved by the Board. In particular, the Committee is responsible for ensuring that the Company’s budget and forecasts are properly prepared, that targets are met and for generally managing and developing the business within the overall budget. The Committee is also responsible for ensuring that risks identified through the Operational Planning process, particularly corporate level risks are managed and mitigated to the extent possible.

Three Executive Committee observers were appointed from the senior management team in April 2012. Tom Cronk is responsible for the Processor Division, Dipesh Patel is responsible for the Physical IP Division and Pete Hutton is responsible for the Media Processing Business Unit. They became full members of the Committee with effect from January 1, 2013.

Variations from the budget and changes in strategy require approval from the main Board of the Company. The Executive Committee, which meets monthly, now comprises the Chief Executive Officer, Chief Financial Officer, the President, the Chief Commercial Officer, the Chief Technology Officer, the Chief Operating Officer, the EVPs and General Managers of the Processor, Physical IP and System Design Divisions and the Media Processing Business Unit, the EVPs of Regional & Commercial Development, Marketing & Business Development, Strategy, Human Resources, the General Counsel and the Company Secretary. Executive Committee meetings are attended by other senior operational personnel, as appropriate. Biographies of the members of the Executive Committee appear on the Company’s website at www.arm.com.

Management structure

The Company has a traditional UK board structure with a unitary Company board comprising the Chairman, executive and non-executive directors. The Audit and Remuneration Committees are made up of independent non-executive directors and they, together with the Nomination Committee, report to the Board. The divisions and functions report to the Executive Committee. The Risk Review Committee reports periodically to the Executive Committee, Audit Committee and the Board. The VP Business Assurance/Head of Internal Audit also has a separate reporting line to the Chairman of the Audit Committee.

Audit Committee

The table below sets out membership of the Committee during the year:

Name of Director	Position	Meetings Attended
Kathleen O’Donovan (Chairman)	Senior Independent Director, Committee Chairman	6/6
Larry Hirst	Independent non-executive director	5/6
Janice Roberts	Independent non-executive director	6/6
Philip Rowley	Independent non-executive director	6/6

Kathleen O’Donovan has chaired the Committee since January 2011. She is qualified as the Audit Committee financial expert as defined in the Sarbanes-Oxley Act. Philip Rowley is also qualified to fulfil this role. Both have recent and relevant financial expertise. The external auditors, Chief Executive Officer, Chief Financial Officer, the VP Finance, ARM Group, the VP Business Assurance/Head of Internal Audit, the Head of Tax and the Company Secretary attend all meetings in order to ensure that all the information required by the Audit Committee for it to operate effectively is available. The Group Chairman and other Board members also attend Audit Committee meetings from time to time. Representatives of the Company’s external auditors have a private session with the Audit Committee at the start of each meeting, without other management being present. The Chairman of the Audit Committee also has separate meetings with the VP Business Assurance/Head of Internal Audit and the Chairman of the Risk Review Committee during the year to discuss their ongoing work and any areas of concern.

During 2012 the Chairman of the Audit Committee and the external audit partner organized a meeting for the UK-based PricewaterhouseCoopers LLC audit and tax teams and the ARM finance and tax teams to give them some insights into how the Committee operates, the corporate governance environment and the Company’s expectations from the internal and external audit processes.

During the year, the principal activities of the Committee were:

·
further work to enhance the Corporate Risk Register including increased linkage to operational and internal audit plans, giving the Board greater visibility of risk assessment and mitigation within the Company. This enhanced the Board’s understanding of the level of residual risk and gave a greater level of assurance. It also enabled a better comparison with the risks that are applicable to comparable companies. The Board was able to conclude from this that the steps being taken to mitigate risk are appropriate and that the level of residual risk is at an acceptable level;

·	reviewing the 2012 internal audit plans;

·	reviewing the 2012 external audit plans and reports including overseas subsidiaries;

·	considering and approving the assumptions in the annual goodwill impairment review, prior to approval by the full Board;

·	reviewing the status of Sarbanes-Oxley compliance and testing;

·	considering any whistleblowing reports and following up on any subsequent actions;

·	developing and implementing policy on the engagement of the external auditors to supply non-audit services and assessing their nature, extent and cost effectiveness;

·	assessing the external auditors’ independence and objectivity, the effectiveness of the audit process and fees; and

·	undertaking an assessment of the effectiveness of the Audit Committee (which took place early in 2013 and concluded that its performance was effective).

·
monitoring the integrity of the financial statements of the Company and any formal announcements relating to the Company’s financial performance and reviewing any significant financial reporting judgments;

·	reviewing the effectiveness of the Company’s internal control over financial reporting;

·	providing oversight of the Company’s risk management systems;

·	making recommendations to the Board in relation to the appointment, remuneration and resignation or dismissal of the Company’s external auditors; and

·	considering compliance with legal requirements, accounting standards, the Listing Rules of the Financial Services Authority and the requirements of the SEC.

Financial reporting judgements

Each quarter, the Audit Committee reviewed accounting papers prepared by management on areas of financial reporting judgment. These included:

·	consideration of the accounting treatment of substantial transactions, including any judgmental matters in relation to revenue recognition for major licence contracts with customers;

·
consideration of the judgments surrounding the goodwill impairment review performed in the fourth quarter of 2012. In light of the strong performance of the PIPD business in the year and a robust order backlog, the Committee was comfortable with management’s assessment that no reasonable variation in key assumptions would impact the conclusion that no impairment in carrying value was required;

·
consideration of management’s judgment of the level of provision required to be carried in relation to ongoing litigation involving either the Company or its licensees and in particular where the Company may be required to indemnify its licensees, including receiving regular updates from the Company’s General Counsel; and

·	consideration of the key judgments made in estimating the Company’s tax charge.

In July 2012, the external auditors explained their program of work to address the significant risks of financial reporting misstatement, including the interaction with their work on internal control for the purposes of expressing an opinion under section 404 of the Sarbanes-Oxley Act. The results of those procedures were reported in January and February 2013. No material misstatements remained unadjusted in the financial statements.

Auditor effectiveness and partner rotation

PricewaterhouseCoopers LLP have been the Company’s auditors since it listed on the London Stock Exchange in April 1998. The external auditors are required to rotate the audit partner responsible for the Company and subsidiary audits every fifth year end. The audit partner rotation took place in accordance with this timetable after the conclusion of the 2011 year end audit, early in 2012.

Following this rotation, PricewaterhouseCoopers LLP’s internal review group undertook an assessment of audit process effectiveness. This involved in-depth interviews with the Company’s senior managers including the Company Chairman, the Chairman of the Audit Committee, the Chief Executive Officer, the Chief Financial Officer and the Company Secretary. The resulting report was considered by the Audit Committee in July 2012. The Audit Committee considers that the relationship with the auditors is working well and remains satisfied with their objectivity and effectiveness.

This view was further supported by a review of the effectiveness of the external audit process which was undertaken early in 2013 involving Audit Committee members and senior managers who interact with the auditors. It looked at the robustness of the audit, quality of delivery and quality of people and service and concluded that the services provided by the auditors and their mode of delivery are effective. Accordingly, the Audit Committee has not considered it necessary to date to require the firm to tender for the audit work. This situation will be kept under regular review.

Auditor independence

The auditors are required to and do communicate with the Committee at least annually whether there are any threats to their independence and objectivity and, if there are, what safeguards have been applied. The Committee has also reviewed the auditors’ Transparency Report, paying particular attention to the sections covering internal controls, independence policies and the results of external regulator reviews.  Having reviewed the safeguards in place, and the contents of the Transparency Report, as well as noting the regular rotation of the audit partner, the Committee is satisfied that the auditors’ procedures are sufficient to maintain their independence and objectivity.  The Committee has also considered the level of non-audit fees and believes that these are at a level which does not compromise their objectivity or independence in any way.

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

Policy on auditors providing non-audit services

To avoid the possibility of the auditors’ objectivity and independence being compromised, there is an agreed policy in place on the provision of non-audit services by the auditors, which sets out arrangements for approving:

·	services that have general pre-approval by the Audit Committee;

·	services that require specific pre-approval by the Audit Committee before work commences; and

·	services that cannot be provided by the auditors.

The non-audit services policy is reviewed annually. The Company’s tax advisory work is carried out by the auditors only in cases where they are deemed to be best suited to perform the work in a cost effective manner, given their familiarity with the Company’s business. In other cases, the Company has engaged another independent firm of accountants to perform tax advisory work. The Company does not normally award general consulting work to the auditors. From time to time, however, the Company will engage the auditors to perform work on matters relating to benchmarking of the internal audit function, human resources, and royalty audits. A breakdown of fees paid to the auditors can be found in note 5 to the financial statements.

Remuneration Committee

The table below sets out membership of the committee during the year:

Name of Director	Position	Meetings Attended
Philip Rowley	Independent non-executive director (Committee Chairman)	5/5
Andy Green	Independent non-executive director	5/5
Larry Hirst	Independent non-executive director	5/5
Young Sohn	Independent non-executive director (retired December 31, 2012)	5/5

Given their diverse business experience, the independent non-executive directors who made up the Committee in 2012 offer a balanced view and international expertise in relation to remuneration matters for the Company.

Janice Roberts joined the Committee in February 2013 and will add valuable expertise, particularly on US compensation matters.

External Advisers

The Committee has access to independent professional advice and Towers Watson were appointed as advisers to the Committee in 2010 and advised on current market practice, in particular in connection with the proposed new LTIP. Other advisers who provided services during 2012 were:

·	KPMG who provided general advice on remuneration and benefits, including tax advice for employees who are seconded overseas. They also provided royalty audit services;

·	Linklaters, Norton Rose and Slaughter and May who provided legal services in relation to equity plans and corporate matters;

·	Deloitte who provided salary survey data, royalty audit services and tax training; and

·	Kepler Associates who provided independent verification of Total Shareholder Return (TSR) calculations for the LTIP.

Advisers are usually appointed by the EVP, Human Resources and are reviewed and approved by the Committee. The EVP, Human Resources also provided advice to the Committee in 2012.

Operation of the Remuneration Committee

The Chief Executive Officer and the EVP, Human Resources attend each meeting for at least part of the time to ensure that the Committee is able to obtain their views on the level of compensation for executive directors and other senior executives, although they are not present when their own remuneration is discussed. The Company Secretary advises the Committee on corporate governance guidelines and acts as Secretary to the Committee.

The principal items of business discussed at the five Committee meetings during 2012 were:

·
reviewing total compensation packages for the executive directors and senior executives of the Company including approval of 2012 base salaries and vesting of 2009 LTIP and DAB Plan awards. This included oversight of the Company’s salary review process for senior executives to ensure consistency of application. The Committee also reviews executive remuneration in the context of pay and benefits for the workforce as a whole;

·	development of the new LTIP proposals, consultation with major shareholders and representative bodies and feedback to the Board;

·
approval of retirement arrangements under the LTIP and DAB Plan for individuals wishing to retire, in particular Tudor Brown and Mike Inglis. For retirements in 2013 onwards, these include disclosure of future intentions to the Committee, non-competition undertakings and clawback arrangements in order to be treated as good leavers on retirement;

·	agreeing the remuneration of the new Chairman;

·	setting the 2012 LTIP and DAB Plan performance measures and targets; and

·	reviewing the Remuneration report to shareholders, prior to its approval by the Board and by shareholders at the AGM.

The Committee’s terms of reference are published on the corporate website at www.arm.com.

Remuneration policy

The Company operates a remuneration policy and framework for executive directors designed to ensure that it attracts, retains and motivates high calibre people with the skills necessary to achieve its goal of sustained growth in corporate performance. We believe that this sustained growth can be successfully achieved only with a high level of employee engagement and motivation. Our policy seeks to provide rewards and incentives for the remuneration of executive directors that reflect their performance and align with the objectives of the Company. These comprise a mix of performance-related and non-performance-related remuneration. The Committee believes that a director’s total remuneration should be monitored against their worth in the external market and, to this end, obtains information from independently published remuneration surveys, benchmarks the total remuneration package and applies the following principles:

·	base salaries are set at a relatively modest level;

·	a significant amount (i.e. more than 80%) of total potential remuneration is performance-related;

·	there should be reward for performance but not for failure with an opportunity for upside for exceptional performance;

·	benchmarking provides a useful reference point but not a target range for salaries or other benefits;

·	a significant element of performance-related remuneration is provided in the form of shares;

·	elements of performance-related variable remuneration are subject to deferral; and

·	the performance of divisional general managers is measured both at division and Company level.

The Committee is able to consider corporate performance on environmental, social and corporate governance issues when setting the remuneration of executive directors.

The Committee believes that it is important to select an appropriate peer group and methodology for comparator group purposes. For the existing and new LTIPs, TSR calculations are based on comparisons with the FTSE 350 and the FTSE All World Technology Index. It is recognized that there are differing views among shareholders and representative bodies on whether one or two indices should be used and, after due consideration, the Committee believes that there is merit in the continued use of these two indices. The FTSE All World Technology Index is not a perfect comparator for ARM due to the fairly unique nature of our business model in the technology world and the FTSE 350 is a better UK comparator index due to the small number of technology companies in the FTSE 100.

Proposed Changes to Executive Directors’ remuneration from 2014

The existing LTIP approved in 2003 is due to expire in 2013. Therefore the Committee took the opportunity in 2012 to review its entire approach to executive pay, where the current arrangements have been in place since 2006 when the DAB Plan was introduced. The objective of the review was to ensure that ARM’s approach remains fit for purpose over the next phase of its development.  The Committee concluded that a number of modifications would be appropriate in an effort to both simplify the elements of total remuneration and more closely align the arrangements with ARM’s longer-term business cycle.

The proposed changes (which are planned to take effect in 2014 and for any new hires after May 2013) will not result in any increases to the maximum quantum of reward delivered via the new LTIP.

Pay element	Current policy	Proposed policy from 2014	Linkage to strategy
Base salary	Conservative approach relative to companies of similar market capitalisation	No change	The structure of lower base salaries and higher potential incentives has proved motivational and successful in achieving strong business performance
Pension allowance	10% of base salary either into the Group Personal Pension Plan or as a cash allowance for those in excess of the lifetime allowance	No change
Annual bonus
Maximum and target bonus opportunity of 150% and 100% of salary respectively

Bonus split 50/50 cash and deferred shares based on normalized operating profit (NOP), total revenue and individual performance

Compulsory deferral into shares for three years

Maximum and target bonus opportunity reduced to 125% and 85% of salary respectively

All bonus to be paid in cash

Deferred bonus share awards will cease

No change to performance metrics which will continue to be NOP, total revenue and individual performance

Delivery of revenue and profit growth are regarded as the best drivers to increase market share and continue the Company’s out-performance of semiconductor market growth

Individual performance measures are focused on objectives that are specific to each executive director

Bonus matching shares	0.3 to 2 for 1 match on any deferred bonus shares subject to three year EPS growth of CPI + 4% to CPI +12% p.a., respectively Sliding scale vesting	The final award under the DAB Plan will be made in respect of 2013 performance

Pay element	Current policy	Proposed policy from 2014	Linkage to strategy
LTIP
Annual awards normally at 100% of salary for senior executives with the potential to vest at 200% of salary for upper decile performance and with a maximum limit in exceptional circumstances of 400% of salary

Vesting based on three year relative TSR versus FTSE All World Technology Index and FTSE 350 (50/50)

Threshold vesting commencing at median ranking of TSR group (25% of award) rising to 100% vesting for an upper decile ranking on a straight-line basis

Annual awards under the revised plan will increase to a maximum potential of 375% of salary from 2014 onwards with a maximum limit in exceptional circumstances of 600% of salary

Vesting based on:

three year relative TSR growth relative to the FTSE All World Technology Index (25% of the award);

three year relative TSR growth relative to the FTSE 350 (25% of the award); and

three year EPS growth (50% of the award)

Targets to be determined ahead of the first annual awards in 2014

Full vesting of the TSR component for upper quintile performance
From 2014 Long term incentives will have performance conditions that incorporate both relative TSR and EPS growth
Holding period beyond 3 years	None
50% of the vested shares will be subject to additional holding periods with 25% vesting after four years and the remaining 25% vesting after five years. During these new holding periods shares may not be sold even if the participant has left the Company
These additional holding periods align the interests of executives and shareholders more closely and require sustained long term performance
Share ownership guidelines	100% of salary over a five year period	200% of base salary to be achieved through retention of at least 50% of all net vested awards	Increased individual holding requirements align executive and investor interests

Before pension, the current total aggregate package assuming maximum performance can deliver a total incentive opportunity of up to five times salary for superior performance. Assuming an on-target bonus and LTIP vesting at 50% of maximum, the package delivers around 2.5 times salary after three years. As mentioned above, this long-standing arrangement has been effective at aligning pay with performance. However, the expiry of the LTIP in 2013 has given the Committee the opportunity to re-visit the Company’s executive reward objectives to ensure that they are the most appropriate ones for the next phase in the Company’s development.

The Committee believes that the revised arrangements provide a much simpler package (similar to the approach adopted in a largely US dominated sector) and one that rewards only sustained longer term performance.

Impact of proposed changes

The impact of the proposed changes is to re-balance the package towards long-term performance and materially reduce the total quantum released under the package after three years. In addition, the introduction of the new holding periods and increased share ownership guidelines will result in longer term performance alignment. Therefore, if share price performance is sustained during the holding period, then participants are rewarded. If share price performance is not sustained during the holding period then participants are worse off than under the old arrangements.

Share dilution

It is proposed that the Company will continue to manage dilution within the context of maintaining award levels within a 10% limit over five years (excluding rolled over Artisan options), the limit that has applied since 2003. We are aware that this is higher than the limit of 5% over ten years in respect of discretionary awards and 10% over ten years in respect of all schemes adopted by many UK companies and preferred by many institutional investors.  The reasons for this higher limit, which was approved by shareholders when the LTIP was introduced, are at least as strong today. These are the broad based nature of our schemes which cover all employees and the need to be able to compete with US companies worldwide for the high calibre engineers and executives required to secure the Company’s future success. The Committee is keenly aware of this issue, and will continue to keep well below the 10% upper limit.

Shareholding guideline

Share ownership is considered important in aligning the interests of the senior management team with other ARM shareholders. In addition to reducing the proportion of shares released to participants under the new LTIP after three years, it is proposed that the shareholding guideline will increase from 100% to 200% of base salary for executive directors and Executive Committee members with effect from the first grants under the new LTIP. For other participants in the new LTIP, the shareholding guideline will increase from 50% to 100% of base salary. Until these levels are achieved, no more than 50% of shares received through the DAB Plan and LTIP (after the automatic sale of shares to satisfy tax liabilities) can be disposed of by participants. At the present share price, all of the executive directors currently meet the 200% of base salary shareholding guideline.

Collectively the Executive Committee, including the executive directors, held 5.0 million shares with a value of £47.3 million at February 25, 2013. This currently equates to a multiple of 12 times base salaries.

Base salary increase for 2012 and 2013

For 2012, the average increase in base salaries for the executive directors was 4.0% and the average increase for the workforce as a whole was 4.7%. For 2013 the average increases are 3.85% for the executive directors and 4.7% for the workforce as a whole. Within the overall increase for 2013, the range was 3.6% for the US rising to 8.9% in Asia reflecting local market conditions and salary inflation. The higher increase of 7.1% for Simon Segars reflects  increased responsibilities in his new role as President of the Company.

Current Incentive arrangements and their operation for 2012

For 2012 there were four key incentive schemes in operation across the workforce as a whole. These are annual bonus under the DAB Plan and an annual conditional award under the LTIP for executive directors and senior managers and awards under the Employee Equity Plan and Annual Bonus Plan for all other employees. Option grants to executive directors ceased in 2006 (although the facility to grant options exists in exceptional circumstances) and the move away from options to restricted shares for all employees reduces potential dilution and has simplified remuneration arrangements.

We significantly out-performed our international peer group over the last three years which resulted in full vesting of both the LTIP and DAB plan awards made in 2010, when the share price was 205 pence per share. To put the awards that are currently outstanding under the LTIP and DAB Plan into context, the share price was 611 pence per share at the time awards were made in 2011 and 568 pence per share for the 2012 awards. The share price was 924.5 pence per share on February 7, 2013, being the day before the 2013 LTIP and DAB Plan awards were made. Following the subsequent sustained increase in share price, the number of shares awarded under these plans in 2011, 2012 and 2013 are at much lower levels.

Deferred Annual Bonus Plan (DAB Plan) for 2012

As demonstrated in the table earlier in this report, there is a high variable element to executive directors’ remuneration. For 2012 target and maximum bonus of 100%  and 150% of base salary, respectively (after application of a personal performance multiplier which flexes the payment by 0.75 to 1.25) could be earned through the DAB Plan if all targets were met.

The strong performance of the Company in 2012 resulted in partial achievement of both of the equally weighted bonus targets, as set out below:

2012 Bonus targets	Target	Actual	Bonus % achieved of base salary
Revenue	US$917.0 million	US$913.1 million	48.3%
Normalized Operating Profit(1)	£253.1 million	£257.7 million	57.6%
Total			105.9%

(1)	Normalized Operating Profit for bonus purposes is calculated using the Company budget exchange rate of £1: US$1.60 for 2012.

Each of the executive directors achieved a personal performance multiplier of at least 1.2 for 2012 which means bonus received was in the range 127% to 132% of salary, half of which was compulsorily deferred into shares for three years.

The revenue target is set in US dollars to reflect the main currency in which revenues are earned.

The normalized operating profit (NOP) target range was from zero payout at £218.8 million up to 25% at £233.8 million and 50% at £253.1 million, all at the Company budget exchange rate of £1:US$1.60.

Shares representing the deferred element of bonus earned in 2009 and awarded in 2010 vested in February 2013, with the maximum 2:1 ratio of matching shares being triggered. This ratio was achieved because EPS growth was 170% which is was greater than CPI plus 12% per annum on average for the three years making up the performance period.

The targets set by the Committee for the DAB Plan each year are intended to be stretching but motivational and average bonus paid to the executive directors over the past five years was 112% of salary (with a range from 70% payout in 2008 to 150% in 2011).

Linkage of Bonus targets to business strategy

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

Awards under the DAB Plan will be made for the last time in respect of 2013, subject to approval of the new LTIP at the 2013 AGM. The Committee has decided to adopt the same bonus target arrangement for 2013 as applied in 2012, so that 50% of bonus will be dependent on achieving a US dollar revenue target and 50% on achieving a NOP target calculated at the Company budget exchange rate of £1:US$1.60. The Committee believes that these targets have been set at levels that are challenging but achievable at high rates of performance.

Long Term Incentive Plan

Annual grants to executive directors are normally made at a level equivalent to base salary. Conditional awards vest to the extent that the performance criteria are satisfied over a three-year performance period from January 1 of the year of award, with no subsequent re-testing permitted. The performance conditions are based on the Company’s TSR when measured against that of two comparator groups (each testing half of the shares comprised in the award). The first index comprises UK companies across all sectors (FTSE 350) and the second comprises predominantly US companies within the hi-tech sector (FTSE All World Technology Index).

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

The vesting of the 2010 LTIP awards in February 2013 was at the maximum level as a result of our significant out-performance compared to our international peer group over the past three years.

Awards under the existing LTIP are being made for the last time in 2013, anticipating approval of the new LTIP at the 2013 AGM.

Former share option schemes

The remaining shares of the final option grant to executive directors made in 2006 vested in accordance with the rules of the scheme in February 2013.

Pensions

The Company does not operate its own pension scheme but makes payments into a group personal pension plan, which is a money purchase scheme. For executive directors, the normal rate of Company contribution is 10% of the executive’s basic salary plus additional amounts in accordance with the Company’s salary sacrifice scheme. Full details of Company contributions are set out in the directors’ emoluments table. Since 2011, to the extent that contributions cannot be made in a tax efficient way at the 10% of basic salary level, the difference is paid as an additional cash allowance (and subject to appropriate tax and other deductions).

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

The dates of the service contracts of each person who served as an executive director during the financial year are as follows:

Director	Date
Warren East	January 29, 2001
Tim Score	March 1, 2002
Mike Inglis	July 17, 2002
Mike Muller	January 31, 1996
Simon Segars	January 4, 2005
Tudor Brown (retired May 3, 2012)	April 3, 1996

Where notice is served to terminate the appointment, whether by the Company or the executive director, the Company in its absolute discretion is entitled to terminate the appointment by paying to the executive director his salary in lieu of any required period of notice.

Non-executive Directors

During 2012, the Chairmen of the Audit and Remuneration Committees each received a total fee of £65,000 per annum and the other non executive directors each received a total fee of £52,000 per annum. The remuneration of the non-executive directors was reviewed following the appointment of the new Chairman. In line with fee arrangements in place in other companies of similar size and complexity the executive directors have implemented new arrangements from January 1, 2013 as follows:

·	standard fee £55,000 per annum; and

·	additional fee for Committee Chairmen and Senior Independent Director £15,000 per annum.

This is believed to more fairly reflect the workload undertaken by Committee Chairmen and the Senior Independent Director. The additional fee of $2,500 per meeting which is paid to non-executive directors who are based in the US and travel to the UK for Board meetings will continue at this level. This is to reflect their additional time commitment. The term of appointment for non-executive directors is three years, which can be rolled forward for a further period of three years and is subject to annual review. Fees paid to non-executive directors are reviewed annually with effect from January 1.

The Chairman’s fee for 2012 and 2013 is at the rate of £390,000 per annum.

Non-executive directors do not have service contracts and are not eligible to participate in bonus or share incentive arrangements. Their service does not qualify for pension purposes or other benefits and no element of their fees is performance-related.

Nomination Committee

The table below sets out membership of the committee during the year:

Name of Director	Position	Meetings attended
Sir John Buchanan	Chairman (appointed May 3, 2012)	4/4
Kathleen O’Donovan	Senior Independent Director	6/6
Philip Rowley	Independent non-executive director	6/6
Young Sohn	Independent non-executive director (retired December 31, 2012)	6/6
Doug Dunn	Chairman (retired May 3, 2012)	2/2

During the year, the activities of the Committee included:

·	identifying suitable candidates for the role of Chairman, interviewing and recommending the appointment of Sir John Buchanan to the Board;

·	engaging an external search firm to seek and introduce suitable candidates as a new non-executive director and conducting interviews with a number of prospective candidates; and

·	reviewing succession plans for the executive team.

Kathleen O’Donovan, in her capacity as the Senior Independent Director, led the process for the appointment of the new Chairman and chaired relevant meetings of the Nomination Committee. The recruitment process involved a review by the Board of all aspects of the role of Chairman, its requirements, board dynamics and how best the new Chairman should interact with the Board, the Executive Committee, shareholders and other stakeholders.

Andy Green joined the Committee in February 2013. His business and skills background will contribute valuable expertise.

The Nomination Committee’s general responsibilities include:

·	leading the process for Board appointments and making recommendations to the Board in relation to new appointments of executive and non-executive directors;

·	reviewing succession planning, Board composition and balance; and

·	considering the roles and capabilities required for each new appointment, based on an evaluation of the skills and experience of the existing directors.

Internal control/risk management

The Company fully complies with the UK Corporate Governance Code 2010’s provisions on internal control, having established procedures to implement in full the Turnbull Guidance “Internal Control: Revised Guidance for Directors on the Combined Code”. The Company’s risks are managed within a systematic process of risk identification and assessment. The Audit Committee is responsible for ensuring that the risk management process is operating effectively. The Executive Committee and the Board review the risk register on a regular basis. The Board confirms that the necessary actions have been or are being taken to remedy any significant failings or weaknesses identified from this process in a timely manner.

The Board has overall responsibility for ensuring that the Company maintains an adequate system of internal control and risk management and for reviewing its effectiveness, while implementation of internal control systems is the responsibility of management. The Company has implemented an internal control system designed to help ensure:

·	the effective and efficient operation of the Company and its divisions by enabling management to respond appropriately to significant risks to achieving the Company’s business objectives;

·	the safeguarding of assets from inappropriate use or from loss and fraud and ensuring that liabilities are identified and managed;

·	the quality of internal and external reporting;

·	compliance with applicable laws and regulations and with internal policies on the conduct of the Company’s business; and

·	the ability to recover in a timely manner from the effects of disasters or major accidents which originate outside the Company’s direct control.

The processes and procedures for identifying, evaluating and managing the significant business, operational, financial, compliance and other risks facing the Company have been successfully integrated into day-to-day business operations through our internal control system. This is known as the ARM Management System and is proven to provide a sustainable solution for ongoing compliance.

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

The Board has reviewed and approved the system of internal control, including internal controls over the consolidation process and financial reporting, which have been in place for the year under review and up to the date of approval of the Annual Report and financial statements. These controls consist of extensive reviews by qualified and experienced individuals underpinned by a system of checklists that ensures that all elements of the financial statements and appropriate disclosures are considered and accurately stated. Control systems are designed to manage rather than eliminate the risks inherent in a fast-moving, high-technology business and can, therefore, provide only reasonable and not absolute assurance against material misstatement or loss.

The Company has a number of other committees and bodies which contribute to the overall control environment. These include:

Risk Review Committee

Membership of the Risk Review Committee was widened during 2012 to include the Chief Operating Officer and now consists of the Chief Technology Officer, the Chief Financial Officer, the Chief Operating Officer, the VP Finance, ARM Group, the VP Business Assurance/Head of Internal Audit and the Company Secretary.

The Committee established a Corporate Risk Register (CRR) some years ago, within which corporate risks are identified and assessed. The CRR includes a description of the risk, identifies the owner, the inherent probability and impact of that risk occurring, the Company’s current processes and internal control activities, remaining residual risk and the planned activities to further mitigate it.

Common business risks and company specific risks are examined for relevance to the Company. Relevant risks are entered onto the CRR and given an owner. Risks are classified against probability assessment criteria and impact assessment criteria.

The Company’s ongoing operations may mitigate the probability and/or the impact of the risk. However, there will be some level of residual risk, and the risk owner determines the extent to which the residual risk is at an acceptable level, or whether further action is required. Residual risks that are not at an acceptable level, are required to have an action plan that further reduces the probability of the risk occurring and/or its impact. Risk management action plans are managed within the relevant operational plans of the divisions and corporate functions.

The Risk Review Committee typically meets on a quarterly basis to review the CRR and identify other risks that need to be incorporated. Each risk owner is required to review and demonstrate that residual risks are being appropriately mitigated via the operational plans.

The divisions’ and corporate functions’ operational plans are updated quarterly. Changes that could impact the CRR are reviewed by the Committee.

The Committee reports formally on the CRR to the Executive Committee twice a year where its findings are considered and challenged. It also reports to the Board and to the Audit Committee at least once a year and provides periodic updates to the Audit Committee. The Board and the Audit Committee receive copies of the minutes of Risk Review Committee meetings.

This gives the Board greater visibility of the range of risks, the ways in which such risks are mitigated and an assessment of the level and acceptability of residual risk.

The Board reviewed its risk appetite during 2012 and confirmed that the level of residual risk is regarded as acceptable and within normal parameters for a company operating within ARM’s sphere of business. A further Board review of risk appetite is scheduled for 2013.

Compliance Committee

The Compliance Committee membership was widened during 2012 to include the VP Operations and now consists of the General Counsel, the Chief Operating Officer, the Chief Financial Officer, the EVP, Human Resources, the VP Business Assurance/Head of Internal Audit, the Chief Information Officer, the VP Operations and the Company Secretary. It oversees compliance throughout the business with all relevant international regulations, trading requirements and standards, including direct oversight of financial, employment, health and safety, environmental, business continuity and security processes and policies.

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

Management Structure

In addition, there are various committees, Governance Review Teams and Operational Review Meetings that span the Company. These include the regular Executive Committee meetings chaired by the Chief Executive Officer and the weekly Business Review Meeting chaired by the Chief Operating Officer, the purpose of which is to monitor and control all main business activities, revenue forecasts and other matters requiring approval. Through this structure management reviews (with representatives from the divisions and functions) revenues, orders booked, costs, product and project delivery dates and levels of defects found in products in development. The outputs of these meetings are reviewed by Operations Committee which escalates relevant issues to the Executive Committee which, in turn, raises relevant issues with the Board of the Company.

During 2012 the structure, process and reporting arrangements for the Committees, eight Governance Review Teams and three Operational Review meetings were improved and formalized. These Governance Review Teams and Operational Review meetings all report to the Operations Committee which in turn reports to the Executive Committee.

Internal audit function

The Company has an internal audit function that meets criteria set out in the key practice standards prescribed by the Institute of Internal Auditors. The internal audit function undertook a range of financial and operational audits in line with the plan agreed with the Audit Committee. Additional resource was provided by co-sourcing arrangements in 2012 and this will continue in 2013.

At the start of 2012, the Company successfully achieved certification for ISO 27001, the international standard for Information Security Management and this was maintained throughout the year. During 2012, the Company also successfully achieved certification for ISO 22301, the international standard for Business Continuity Management.

The Company’s Management System documents processes and responsibilities across all business functions and operations. As an autonomous part of this system, the internal audit function carries out a program of audits to assess its effectiveness and efficiency, resulting in continuous maintenance and improvement of the system, adapting to changes in business operations as necessary. To demonstrate compliance with the requirements of the Sarbanes-Oxley Act, the internal audit function also maintains the documented controls over financial reporting and confirms the operation of them either by direct testing or through a monitored self-assessment program. The management system is audited externally by Lloyd’s Register Quality Assurance for compliance with the requirements of ISO9001:2008, ISO27001:2005, ISO22301:2012 and as part of its Business Assurance scheme supports the Sarbanes-Oxley compliance activity.

Any significant control failings identified through the internal audit function or the independent auditors are brought to the attention of the Compliance Committee and undergo a detailed process of evaluation of both the failing and the steps taken to remedy it. There is then a process for communication of any significant control failures to the Audit Committee. There were no significant control failures during 2012 or up to February 25, 2013, being the latest practicable date before the printing of this report.

Whistleblowing procedures

The Company operates a whistleblowing policy which provides for employees to report concerns about any unethical business practices to senior management in strict confidence or, if they prefer, anonymously through an independent third-party telephone line. They can do so without fear of recrimination. The Audit Committee receives details of any such confidential reports from the Compliance Committee. There were two whistleblowing reports in 2012 neither of which was of a serious nature. Both were investigated thoroughly:  one required no further action and the other was resolved by reinforcing existing policies. There have been no whistleblowing reports in 2013 up to February 25, 2013, being the latest practicable date before the printing of this report. The third-party telephone line is tested to ensure that employees can use it if they have occasion to.

Anti-bribery and anti-corruption measures

The Company’s Code of Business Conduct and Ethics, which is available on the Company’s website, and the Company Rules incorporate appropriate provisions to meet our obligations under the UK Bribery Act 2010. An enhanced training and communication program was developed during 2012 and is in place to ensure that employees understand the requirements of the Act and the reporting procedures. This is targeted at employees in roles or working in countries that are regarded as higher risk. Arrangements with contractors and suppliers have been and will continue to be reviewed and updated to reflect the requirements of the Act. The Compliance Committee oversees the reporting procedures and monitors and escalates reports in appropriate circumstances. There were no reports of concern during 2012 or up to February 25, 2013, being the latest practicable date before the printing of this report.

Human rights and equal opportunities

The Company has signed the Universal Declaration of Human Rights and has integrated relevant human rights principles into its policies for employees and contractors. The Company strives for equal opportunities for all its employees and does not tolerate any harassment of, or discrimination against, its staff. The Company endeavors to be honest and fair in its relationships with its customers and suppliers and to be a good corporate citizen respecting the laws of the countries in which it operates.

Environmental, social, corporate governance and ethical policies

While the Company is accountable to its shareholders, it also endeavors to take into account the interests of all its stakeholders, including employees, customers and suppliers and the local communities and environments in which it operates. The Chief Executive Officer and the Chief Financial Officer take responsibility for these matters, which are considered at Board level. A Corporate Responsibility (“CR”) summary is included in this report and a more detailed report is available via the Company’s website www.arm.com/Reporting2012. The Company regularly monitors employees’ awareness of Company policies and procedures, including its conduct and ethical policies. Employees and temporary contractors reconfirm their understanding of key policies each year to help reinforce awareness.

Environmental policies

The Company operates from a global portfolio of offices with a total in excess of 500,000 sq ft located in 13 countries. The portfolio is made up entirely of offices since the Company has no manufacturing activities. As such there are no hazardous substances nor complex waste streams to be managed as part of our business operations. The Company’s principal activity involves the use of IT based engineering tools to create intellectual property.  With the exception of development systems products, the majority of “products” sold by the Company comprise microprocessor core and physical IP designs that are delivered electronically to customers.

The Company’s ongoing environmental impact analysis informs management about key environmental factors and how it can reduce the impacts associated with them. As a business whose day-to-day activities require reliable and advanced compute resource, the Company commissioned a new state of the art data center at its Cambridge, UK campus in 2012. Specified to incorporate best practice solutions, the data center has been awarded a gold CEEDA (Certified Energy Efficient Data Centre Award) for its energy efficiency, with a projected annualized efficiency ratio (PUE) of well below 1:1. It won European Data Centre of the Year 2012 and has been nominated for a number of other awards based on its environmental credentials.

The Company has also partnered with AquaMV, Enlight and Photonstar to incorporate building technologies into its offices in Cambridge to improve environmental performance and use energy-efficient ARM technology. Areas such as lighting control and environmental monitoring of plant for improved building efficiency are being developed with these partners will be extended to other key sites from 2013. The Company enhanced its environmental data collection and reporting ability during 2012 and this supports the work of the new Energy Use and Climate Change Committee that has been formed to drive improvements in environmental performance and to provide recommendations on improving the Company’s green credentials to Executive Committee.

The Company’s environmental policy is published on its website within the CR report. In line with the Companies Act 2006, the articles of association enable the Company to send information to shareholders electronically and make documents available through the website rather than in hard copy, which provide both environmental and cost benefits. Shareholders can opt to continue receiving a printed copy of the Annual Report, subject to availability.

Health and safety

The Company operates in an industry and in environments which are considered low risk from a health and safety perspective. However the safety and welfare of employees, contractors and visitors is a priority in all Company workplaces worldwide. The Company continues to improve its management systems in this area with an audit program that includes external auditing of processes and offices. More detail about the Company’s approach to environmental matters and health and safety is included below.

University Programme

The Company’s University Programme is an important initiative for the future of the Company and our relationships with business partners. The Company engages with universities around the world, developing the next generation of ARM engineers, donating equipment and software, helping to design courses and textbooks and providing technical support and training to students and faculties. In 2012, following a thorough selection process, the Company appointed a new University Programme manager with a strong UK University background, who joined the Company in January 2013.

The Company is seeking to increase the scalability of the University Programme through partnership. This partnership strategy was a focus area in 2012 with exploratory discussions which will result in the addition of industry partners during 2013. The partnership program is supported by the development of high quality course materials during 2012, resulting in a more attractive offering to any members of the academic community wishing to migrate their courses to the ARM architecture during 2013.

2012 saw increased focus on universities in China and India, resulting in some increase of ARM architecture adoption in course materials and increased donations by the Company of equipment and software to University labs. This regional focus is continuing in 2013 with increased attention to the role of Government in influencing the processor architecture choices of universities.

The Company and our Partners are seeing the benefits of our University Programme, as students graduate with experience in designing with ARM products and as university engineering departments base their own research around ARM technology.

Corporate responsibility summary

Corporate responsibility (CR) and governance at ARM are established and reach throughout the Company. The Board underpins ARM’s sustainability and CR strategies, receiving updates twice a year. The associated committees develop the Company’s CR strategy and ensure a good flow of information and ideas around the business. Our local offices also develop their own priorities within the strategy established for the Company and report back into the committees. For environmental issues, local teams (the Green Teams) feed ideas and priorities into a central committee (Project Diamond) which acts as a communication channel with the Company-wide decision making body, the Energy Use and Climate Change Committee (EUCCC). The EUCCC decides which ideas should be proposed at a corporate level. Everyone, from recent graduates to the COO, is included in this process with major decisions going up to the highest level in the Company.

“Our people are our most important asset” is an over-used and often incorrect statement – but it is true for ARM as a company that depends on the continual development of intellectual property. ARM is still a small company relative to its global influence. This means that we place great importance on ensuring that our culture endures and our ability to innovate remains strong. This is especially so given ARM’s success and the need to develop our team. Our workforce grew by about 10% in 2012 and further growth is anticipated during 2013. By the end of 2012, ARM employed 2,392 people with operations in 13 countries. A clear indication of the importance ARM places on its global team can be seen in the provision of the same benefits and policies to all our full and part-time staff, wherever they are located.

To sustain ARM’s success, we need strong internal networks and a company culture that is maintained at all levels of the business. This is achieved through intensive technical conferences and effective team building activities. From the two-week Global Graduate Conference to the ARM Leadership Program for those in senior positions, we focus on training and personal development for all employees. As ARM continues to evolve, leadership plays an increasingly important role at many levels by aligning people, purpose and performance.

These programs are already achieving results. Figures from the 2012 Interim Global Employee Opinion Survey show that leaders at ARM feel more confident and their teams consider them more in tune with ARM’s values and culture. Alongside our growing team, another consequence of ARM’s success is an increase in our data-processing requirements. We needed more processing power to help us design the next generation of processors and so, in 2012, we completed a new data centre in Cambridge. Our goal was to provide scalable computing power with the lowest environmental impact possible. The new facility has become the first data centre in the world to be awarded a gold CEEDA (Certified Energy Efficient Data Centre Award) for its energy efficiency, with a projected annualized efficiency ratio (PUE) of well below 1.1. This sets the standard for all ARM’s future data centre projects and demonstrates our company-wide commitment to energy efficiency and carbon reduction.

ARM’s direct environmental impact is low. Emissions come only from energy use in offices, our data centres and flights. The Ethical Investment Research and Information Service (EIRIS) has graded ARM as an environmentally “Low Impact” business. Nevertheless during 2010 we set the target of reducing our CO2 emissions per employee by 30% before 2020 and we are confident of making significant progress over the next twelve months.

We have the opportunity to develop technology that can really improve people’s lives and global sustainability. Our technology is bringing even more capability to the mobile computers that we carry with us every day. In 2012 we introduced big.LITTLE, an innovative approach to ensuring that the processor uses as little power as possible to perform a given task. ARM’s big.LITTLE technology is a combination of our Cortex-A15 and Cortex-A7 processors. Combined they deliver twice the performance of today’s smartphones, but with up to a 70% power saving. ARM technology is also enabling a new generation of lower-power server and networking products, helping network operators and infrastructure providers operate more efficiently. At the other end of the spectrum, the frugal and tiny Cortex-M0+ processor has great potential to deliver on the promise of the Internet of Things and the smart cities of the future. It is for innovations like big.LITTLE that ARM has been recognized by Forbes as one of the most innovative companies in the world. It also demonstrates why we are seen as being central to the future of energy-efficient technology. In 2012 the Smart Electronics Initiative (SEI) identified ARM as a clear innovator in energy-efficiency and asked us to help them bring a new wave of efficiency innovation to California. Their goal is to maintain the state’s energy consumption at the current rate of 30% below the US average.

SEI is putting a spotlight on the huge energy-efficiency savings that new consumer electronic devices (such as set top boxes, computers and televisions) can have in cutting the over 20% of current energy consumption drawn from appliance use. SEI, ARM and some of our Partner companies are working with California policy-makers to expand the research, design, manufacture and sale of more efficient products both in state and around the globe. Our CR program for 2012 continued to focus on energy-efficiency as well as on Information Communication Technology as an enabler for economic development and growth in developing countries. We are supporting a variety of research projects to improve understanding of how our technology and ecosystem might be able to support a more energy-efficient future. ARM is partnering with the Carbon Trust on a project to model the global energy and carbon reduction potential of introducing our low-powered chips into computer servers. The research will look at a number of different scenarios with different assumptions and will also use measured data from some prototype ARM technology-based servers.

We have continued our collaboration with The American Council for an Energy Efficient Economy (ACEEE), supporting the development of their 2012 Intelligent Efficiency report. This has lead to a new research project exploring how smart appliances can reduce energy consumption. In 2013, the ACEEE will bring together a wide range of experts to quantify the impact that smart connected appliances can have on achieving a sustainable energy future. Information Technology has a key role to play in international development and Information Communication Technology for Development (ICT4D) has become a focus for Non-Governmental Organizations (NGOs) and the United Nations. Unfortunately the results promised by technology often do not materialize. One reason for this is that hardware and supporting systems fail as they are designed for countries with extensive infrastructure and reliable grid power connectivity.

To understand how technology might be designed more appropriately for use in developing countries, we have formed a partnership with Inveneo, a NGO focussed on delivering appropriate technology to those who need it most. Through its ICT Works program, Inveneo is gathering information on why IT systems tend to fail during charitable projects in developing countries. The intention is to use this analysis to catalyze the development of new products that will better meet the needs of individuals and organizations.

ARM and Literacy Bridge are entering into a strategic three year partnership. Over this period we hope that our collaboration will help improve the health and livelihoods of more than 100,000 people. Literacy Bridge develops low-cost technology aimed at alleviating poverty. At present, Literacy Bridge is focussing on poor subsistence farming communities in Northern Ghana where its Talking Book device, that is based around ARM’s technology, helps deliver key agricultural information to farmers. With the next generation of this device, Literacy Bridge hope to expand into areas such as health and education, and also to other countries.

Going concern

After dividend payments of £51.8 million and the contribution of $167.5 million to the consortium to acquire rights to MIPS Technologies, Inc.’s portfolio of patents in 2012, the highly cash generative nature of the business enabled the Company to increase its cash, cash equivalents and deposits to £520.2 million (net of accrued interest of £7.4 million) at the end of 2012. This was an increase from £424.0 million (net of accrued interest of £5.0 million) at the start of the year. After reviewing the 2013 budget and longer term plans and considering any reasonably likely scenarios that may occur, the directors are satisfied that, at the time of approving the financial statements, it is appropriate to adopt the going concern basis in preparing the financial statements of the Company

Statement of directors’ responsibilities

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

In preparing these financial statements, the directors are required to:

·	select suitable accounting policies and then apply them consistently;

·	make judgements and accounting estimates that are reasonable and prudent;

·	state whether IFRSs as adopted by the IASB have been followed, subject to any material departures disclosed and explained in the Company financial statements; and

·	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

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

The directors are responsible for the maintenance and integrity of the Annual Report included on the Company’s website in accordance with the United Kingdom legislation governing the preparation and dissemination of financial statements. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

EMPLOYEES

At December 31, 2012, the Company had 2,392 full-time employees, including 994 in the United Kingdom, 97 in France, 32 in Germany, 102 in Norway, 54 in Sweden, 5 in Slovenia, 3 in Israel, 2 in Belgium, 583 in the United States where Simon Segars is President of ARM, Inc., 30 in Japan where Takafumi Nishijima is president of ARM KK, 14 in South Korea, where Young Sub Kim is president of ARM Korea Limited, 26 in Taiwan, where Philip Lu is Chairman of ARM Taiwan Limited, 103 in P.R. China where Allen Wu is President of ARM Consulting

(Shanghai) Co. Ltd, and 347 in India where Guru Ganesan is Managing Director of ARM Embedded Technologies Pvt. Limited.

The table below sets forth the number of Company employees by function and by location at year end for the periods indicated:

	At December 31,
	2010	2011	2012
Total	1,889	2,116	2,392
Function
Research and Development	1,274	1,459	1,652
Marketing and Sales	349	359	400
Finance and Administration	266	298	340
Location
Europe	1,003	1,116	1,289
United States	505	555	583
Far East and India	381	445	520

Overall, approximately three-quarters of the Company’s employees have technical degrees and approximately one third of the Company’s employees have advanced technical degrees. The Company’s future success will depend on its ability to attract, retain and motivate highly qualified technical and management personnel who are in great demand in the microprocessor industry. The Company’s employees are not represented by any collective bargaining agreements and the Company has never experienced a work stoppage. The Company believes that its employee relations are good. See “Item 3. Key Information—Risk Factors—We Are Dependent on Our Senior Management Personnel and on Hiring and Retaining Both Qualified Engineers and Experienced Sales and Marketing Personnel” for a discussion of the dependence of the Company on identifying, attracting, motivating and retaining qualified engineers and other personnel.

SHARE OWNERSHIP

The following table sets forth, as of February 25, 2013, certain information as to the shares and outstanding options to subscribe for shares held by (i) each executive officer and director of the Company holding options and (ii) all executive officers and directors of the Company, as a group. As of February 25, 2013, there were 1,396,509,890 shares outstanding and options with respect to 867,630 underlying shares are exercisable and nil RSUs expected to vest within 60 days of February 25, 2013.

Name	Beneficial Ownership Number(1)	Beneficial Ownership Percentage	Number of Shares underlying options	Weighted average exercise price (per Share)		Exercise prices and Expiration dates
Sir John Buchanan	—	—	—		—	—
Warren East	1,418,465	0.10%	4,620		£1.948	(2)
Mike Inglis	99,857	0.01%	—		£—	—
Mike Muller	1,338,367	0.10%	—		£—	—
Kathleen O’Donovan	—	—	—		—	—
Philip Rowley	50,000	less than 0.01%	—		—	—
Tim Score	739,094	0.05%	18,208		£0.854	(3)
Simon Segars	478,568	0.03%		£		—
Andy Green	—	—	—		—	—
Larry Hirst	—	—	—		—	—
Janice Roberts	—	—	—		—	—
All current directors and senior management as a group (11 persons)	4,124,351	0.30%	22,828		£1.075	—

(1)
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

(2)	Options to subscribe for 4,620 shares at £1.948 per share expire on January 31, 2014.

(3)	Options to subscribe for 18,208 shares at £0.854 per share expire on January 31, 2015.

Share Option Schemes and Plans

The Company operates the following share option schemes and plans under which employees may acquire shares: the Deferred Annual Bonus Plan, the Employee Equity Plan and the U.S. Employee Stock Purchase Plan. For a description of these plans, see “—Board Practices—Incentive Arrangements” above.

During 2012, the Company operated the ARM Holdings plc Deferred Annual Bonus Plan (the “Deferred Annual Bonus Plan”), ARM Holdings plc Employee Equity Plan (the “Employee Equity Plan”), the ARM Holdings plc Executive Share Option Scheme (the “Executive Scheme”), the ARM Holdings plc Unapproved Share Option Scheme (the “Unapproved Scheme”), the Long Term Incentive Plan (“LTIP”), the ARM Holdings plc Unapproved Share Option Scheme French Operation (the “French Scheme”), the ARM Holdings plc Savings Related Share Option Scheme (the “Save As You Earn Scheme” or “SAYE Scheme”), the ARM Holdings plc Stock Option Plan (the “US Incentive Stock Option Scheme” or “US ISO Scheme”) and the ARM Holdings plc Savings Related Share Option Plan (the “Savings Related Plan”) (together, the “Schemes and Plans”). Following the adoption of the Deferred Annual Bonus Plan and the Employee Equity Plan at the 2006 AGM, awards are no longer made pursuant to the Executive Scheme, the Unapproved Scheme, the French Scheme and the US ISO Scheme, although existing grants of options under such schemes remain exercisable. See “—Board Practices—Incentive Arrangements” above. Upon the acquisition of Artisan in 2004, the Company assumed the share plans of Artisan, namely the 1993 Plan, the 1997 Plan, the 2000 Plan, the 2003 Plan, the Director Plan, the Executive Plan and the ND00 Plan. Following the acquisition of Artisan, the Artisan plans were closed to new grants. None of the benefits under the Schemes and Plans are pensionable. Options granted under the SAYE Scheme and the Savings Related Plan are at an option price equal to not less than 80% of the market value of the shares.

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

Employee Share Purchase Plan (ESPP)

The company operates a savings-related option scheme for U.S. employees, namely the ESPP. The number of options granted is related to the value of savings made by the employee. The period of savings is six months, with the option price being 85% of the lower of the market share price of the beginning and end of the scheme.

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

Unapproved Scheme

The Unapproved Scheme is substantially the same as the Executive Scheme, except that the £30,000 limit on individual participation does not apply. Instead, the Board of Directors shall consider any limits on the grant of options to employees having regard to the performance of the employee and prevailing market practice. At the 2001 AGM, the Chairman of the Company stated that the Company’s internal policy is never to issue options to a value of more than two times salary in any one year, provided, however, that the Company may, in exceptional circumstances, offer options up to five times annual salary for the recruitment of a key individual.

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

Long-Term Incentive Plan

A Long-Term Incentive Plan was approved by shareholders at the 2003 Annual General Meeting. Conditional share awards held by directors are as follows:

Director	Performance period ending December 31	Award date	Market price at date of award £	As at January 1 Number	Conditional award Number	Vested* Number	Lapsed Number	As at December 31 Number		Vesting date
Warren East	2011	February 8, 2009	0.9975	416,040	—	(416,040)	—	—		February 2012
	2012	February 8, 2010	2.05	209,756	—	—	—	209,756	**	February 2013
	2013	February 8, 2011	6.11	77,741	—	—	—	77,741		February 2014
	2014	February 8, 2012	5.68	—	86,267	—	—	86,267		February 2015
				703,537	86,267	(416,040)	—	373,764
Tim Score	2011	February 8, 2009	0.9975	360,902	—	(360,902)	—	—		February 2012
	2012	February 8, 2010	2.05	180,487	—	—	—	180,487	**	February 2013
	2013	February 8, 2011	6.11	62,684	—	—	—	62,684		February 2014
	2014	February 8, 2012	5.68	—	70,422	—	—	70,422		February 2015
				604,073	70,422	(360,902)	—	313,593
Mike Inglis	2011	February 8, 2009	0.9975	250,627	—	(250,627)	—	—		February 2012
	2012	February 8, 2010	2.05	126,829	—	—	—	126,829	**	February 2013
	2013	February 8, 2011	6.11	44,190	—	—	—	44,190		February 2014
	2014	February 8, 2012	5.68	—	49,295	—	—	49,295		February 2015
				421,646	49,295	(250,627)	—	220,314
Mike Muller	2011	February 8, 2009	0.9975	245,614	—	(245,614)	—	—		February 2012
	2012	February 8, 2010	2.05	124,390	—	—	—	124,390	**	February 2013
	2013	February 8, 2011	6.11	43,372	—	—	—	43,372		February 2014
	2014	February 8, 2012	5.68	—	48,415	—	—	48,415		February 2015
				413,376	48,415	(245,614)	—	216,177
Simon Segars	2011	February 8, 2009	0.9975	250,627	—	(250,627)	—	—		February 2012
	2012	February 8, 2010	2.05	125,853	—	—	—	125,853	**	February 2013
	2013	February 8, 2011	6.11	43,863	—	—	—	43,863		February 2014
	2014	February 8, 2012	5.68	—	49,295	—	—	49,295		February 2015
				420,343	49,295	(250,627)	—	219,011
Tudor Brown (Retired May 3, 2012)	2011	February 8, 2009	0.9975	214,286	—	(214,286)	—	—		February 2012
	2012	February 8, 2010	2.05	106,341	—	(106,341)	—	—		February 2013
	2013	February 8, 2011	6.11	36,007	—	(27,649)	(8,358)	—		February 2014
				356,634	—	(348,276)	(8,358)	—

*	The performance conditions applicable to the 2009 conditional awards were satisfied to the extent of 200% plus dividend shares as detailed below.

**	The performance conditions applicable to the 2010 conditional awards were satisfied to the extent of 200% plus dividend shares as detailed below.

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

The performance conditions applicable to the conditional awards granted on February 8, 2009 were satisfied in respect of the performance period ended December 31, 2012 to the extent of 200% plus dividend shares which vested on February 8, 2011, as follows:

Director	Conditional award Number	Vested award Number	Dividend shares Number	Total award Number	Market value at vesting £
Warren East	416,040	832,080	27,348	859,428	4,868,660
Tim Score	360,902	721,804	23,724	745,528	4,223,416
Mike Inglis	250,627	501,254	16,475	517,729	2,932,935
Mike Muller	245,614	491,228	16,145	507,373	2,874,268
Simon Segars	250,627	501,254	16,475	517,729	2,932,935
Tudor Brown (retired May 3, 2012)	214,286	428,572	14,086	442,658	2,507,658
Total	1,738,096	3,476,192	114,253	3,590,445	20,339,872

The amount vested above represents the maximum award under the LTIP. This is based on the total shareholder return as calculated below:

Comparator group	ARM TSR percentile rank	Implied vesting
FTSE 350 index	99.6%	200%
FTSE All World Technology index	99.5%	200%
Overall		200%

The performance conditions applicable to the conditional awards granted on February 8, 2010 were satisfied in respect of the performance period ended December 31, 2012 to the extent of 200% plus dividend shares which vested on February 8, 2013, as follows:

Director	Conditional award Number	Vested award Number	Dividend shares Number	Total award Number	Market value at vesting £
Warren East	209,756	419,512	8,911	428,423	3,960,771
Tim Score	180,487	360,974	7,667	368,641	3,408,086
Mike Inglis	126,826	253,658	5,388	259,046	2,394,880
Mike Muller	124,390	248,780	5,284	254,064	2,348,822
Simon Segars	125,853	251,706	5,346	257,052	2,376,446
Total	767,315	1,534,630	32,596	1,567,226	14,489,005

The amount vested above represents the maximum award under the LTIP. This is based on the total shareholder return as calculated below:

Comparator group	ARM TSR percentile rank	Implied vesting
FTSE 350 index	99.4%	200%
FTSE All World Technology index	100.0%	200%
Overall		200%

In accordance with the rules of the LTIP, on his retirement on May 3, 2012, Tudor Brown received the following shares under the Plan calculated on a pro rata basis and reflecting the extent to which the performance conditions were satisfied at that date:

Grant	Conditional award Number	Vested award Number	Dividend shares Number	Total award Number	Market value at vesting £
February 8, 2010	106,341	165,679	—	165,679	796,088
February 8, 2011	36,007	27,649	—	27,649	132,853

The following conditional awards over ordinary shares were made under the LTIP on February 8, 2013: Warren East 54,083; Tim Score 44,889; Mike Muller 30,827; and Simon Segars 32,449; The mid-market closing price of an ordinary share on February 7, 2013 being the business day prior to the date of these conditional awards was 924.5 pence.

The Deferred Annual Bonus Plan

As described above, there is compulsory deferral of 50% of the annual bonus earned by executive directors in the year. The emoluments detailed below include the full bonus earned for 2012, although only half has been settled in cash and the deferred elements will be settled in shares after three years.

The total number of deferred shares held under the deferred annual bonus plan by the directors following confirmation of the 2012 bonus is:

Director	Shares deferred as part of the 2010 bonus Number	Shares deferred as part of the 2011 bonus Number	Shares deferred as part of the 2012 bonus Number	Total awards Number
Warren East	43,985	62,720	33,677	140,382
Tim Score	37,847	50,572	28,637	117,056
Mike Inglis	26,595	35,651	19,244	81,490
Mike Muller	26,084	34,991	18,900	79,975
Simon Segars	26,391	35,387	20,045	81,823
Total	160,902	219,321	120,503	500,726

The performance conditions applicable to the matching awards relating to the deferred elements of the annual bonus for 2009 were satisfied to the extent of 200% matching shares plus dividend shares which vested on February 8, 2013, as follows:

Director	Shares deferred as part of the 2009 bonus Number	Matching Shares Number	Dividend shares Number	Total award Number
Warren East	85,024	170,048	1,804	256,876
Tim Score	74,370	148,740	1,578	224,688
Mike Inglis	51,219	102,438	1,087	154,744
Mike Muller	50,195	100,390	1,065	151,650
Simon Segars	51,006	102,012	1,082	154,100
Total	311,814	623,628	6,616	942,058

The market value of an ARM share on the date of vesting was 924.5 pence. The matching shares vesting represent the maximum award under the DAB Plan. This award is based on an EPS growth rate before inflation of 170% compared with a target growth rate of CPI plus 12% per annum on average for the three years making up the performance period.

In accordance with the rules of the DAB Plan, on his retirement on May 3, 2012, Tudor Brown received the following shares calculated on a pro rata basis and reflecting the extent to which the performance conditions were satisfied at that date:

Grant	Shares deferred as part of the bonus Number	Matching Shares Number	Dividend shares Number	Total award Number
February 8, 2010	43,427	67,659	—	111,086
February 8, 2011	22,299	19,875	—	42,174
February 8, 2012	29,049	6,527	—	35,576

Except as described above, there have been no changes in directors’ interests under the Company’s equity schemes since the end of the 2012 financial year up to the date of approval of the Remuneration report.

The Company’s register of directors’ interests contains full details of directors’ shareholdings and options to subscribe and conditional awards under the LTIP.

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

As at December 31, 2010, the trust held nil shares and the trust has now been wound up.

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

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth certain information as at February 25, 2013, with respect to each person who is known by the Company to be the beneficial owner of more than 3% of outstanding shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. As at February 25, 2013 the number of our shares held in the US in the form of ordinary shares or ADSs amounts to approximately half of our total outstanding share capital. We believe that the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The shareholders listed below have the same voting rights as our other shareholders. As far as the Company is aware, it is neither directly nor indirectly owned or controlled by one or more corporations or by any government.

As at February 25, 2013, which is the most recent practicable date prior to the date of this annual report, except as noted below, we are not aware of:

·	any arrangements that might lead to a change in control of our business;

·	any person who is interested in 3% or more of our capital; or

·	any person who can, will or could directly or indirectly, jointly or severally, exercise control over us.

Beneficial owners (February 25, 2013)	Shares Beneficially Owned (Number)	Percent
The Capital Group Companies, Inc.	95,690,311	6.93
BlackRock, Inc.	69,206,509	5.01
Fidelity Management and Research Corporation	68,672,912	4.99
Thornburg Investment Management	65,856,520	5.01
Legal & General Investment Management	49,884,833	3.80
Janus Capital Corporation	48,594,165	3.61

Beneficial owners (February 27, 2012)	Shares Beneficially Owned (Number)	Percent
Capital Research and Management Company	81,238,500	6.00
Fidelity Management and Research Corporation	66,018,481	5.01
Thornburg Investment Management	65,856,520	5.00
Legal & General Investment Management	49,884,833	3.80
Janus Capital Management	48,594,165	3.61

Beneficial owners (February 25, 2011)	Shares Beneficially Owned (Number)	Percent
Janus Capital Management	79,045,291	5.88
Fidelity Management and Research Corporation	66,018,481	5.01
Thornburg Investment Management	65,856,520	5.00
Legal & General Investment Management	49,884,833	3.80

RELATED PARTY TRANSACTIONS

During the year, the Company was invoiced £4.2 million (2011: £4.2 million) in subscription fees by its associated company, Linaro Limited. As at December 31, 2012, £1.0 million (2011: £1.1 million) was outstanding. In addition, the Company provided consulting and other services to Linaro amounting to £1.7 million (2011: £1.6 million). All fees have been charged in accordance with the terms of the agreement. As at December 31, 2012, £1.0 million (2011: £0.7 million) was owed to the Company.

There were no other related party transactions during 2012 which require disclosure.

Item 8. Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated financial statements are set forth under “Item 18. Financial Statements.”

LEGAL PROCEEDINGS

It is common industry practice for licensors of technology to offer to indemnify their licensees for loss suffered by the licensee in the event that the technology licensed is held to infringe the intellectual property of a third-party. Consistent with such practice, the Company provides such indemnification to its licensees but subject, in all cases, to a limitation of liability. The obligation for the Company to indemnify its licensees is subject to certain provisos and is usually contingent upon a third-party bringing an action against the licensee alleging that the technology licensed by the Company to the licensee infringes such third-party’s intellectual property rights. The indemnification obligations typically survive any termination of the license and will continue in perpetuity.

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

At present, the Company is not a party in any legal proceedings in which the directors believe that it is probable that the resolution of such proceedings will result in a material liability for the Company. Currently, there are legal proceedings  against some of Company’s licensees in which it is asserted that certain of the Company’s technology infringes third-party patents, but in each of those proceedings the Company either presently has no obligation to indemnify, because certain preconditions to indemnification have not been satisfied by such licensees, or to the extent that there is any present obligation to indemnify, the Company does not believe that it is probable that the resolution of such proceedings will result in a material liability for the Company. If preconditions to indemnification are satisfied then an indemnification obligation may arise which could result in a material liability for the Company. The Company is presently in discussions with a licensee to re-negotiate the terms upon which the Company will indemnify that licensee. In the event that there is agreement with that licensee on the terms presently expected, an obligation of up to $20 million will arise on adoption of the new indemnity terms.

DIVIDEND DISTRIBUTION POLICY

The directors recommend payment of a final dividend in respect of 2012 of 2.83 pence per share which, taken together with the interim dividend of 1.67 pence per share paid in October 2012, gives a total dividend in respect of 2012 of 4.5 pence per share, an increase of 29% over 3.48 pence per share in 2011 following a 20% increase from 2.90 pence in 2010. Subject to shareholder approval at the AGM on May 2, 2013, the final dividend will be paid on May 17, 2013 to shareholders on the register on April 19, 2013.

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

The following table sets forth, for the periods indicated, the high and low closing prices of the ordinary shares reported on the London Stock Exchange:

	Price per share
	High	Low
Annual prices:
2008	1.25	0.79
2009	1.78	0.81
2010	4.40	1.84
2011	6.51	4.38
2012	7.83	4.69

Quarterly prices:
2011:
First Quarter	6.51	4.38
Second Quarter	6.26	5.51
Third Quarter	6.37	4.64
Fourth Quarter	6.45	5.39
2012:
First Quarter	6.13	5.36
Second Quarter	6.11	4.70
Third Quarter	5.89	4.69
Fourth Quarter	7.83	5.77
2013:
First Quarter (through February 25, 2013)	9.52	7.96

	Price per share
	High	Low
Monthly prices:
October 2012	6.76	5.77
November 2012	7.74	6.94
December 2012	7.83	7.43
January 2013	8.74	7.96
February 2013 (through February 25, 2013)	9.52	8.92

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

	Price per ADS
	High	Low
Annual prices:
2008	7.40	3.69
2009	8.65	3.44
2010	20.75	8.85
2011	31.63	20.86
2012	38.32	21.70
Quarterly prices:
2011:
First Quarter	31.13	20.86
Second Quarter	31.63	26.79
Third Quarter	30.49	22.57
Fourth Quarter	31.21	24.82
2012:
First Quarter	28.88	25.37
Second Quarter	29.01	22.10
Third Quarter	28.72	21.70
Fourth Quarter	38.32	27.66
2013
First Quarter (through February 25, 2013)	44.00	38.45

Monthly prices:
October 2012	32.35	27.66
November 2012	37.41	33.20
December 2012	38.32	35.90
January 2013	42.40	38.45
February 2013 (through February 25, 2013)	44.00	41.81

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

Independent Directors

Nasdaq listing standards require that a majority of the company's board of directors be comprised of independent directors. The UK Corporate Governance Code 2010 requires that at least half the Board excluding the Chairman should comprise independent non-executive directors and the Board currently comprises five executive directors, five independent non-executive directors and the Chairman. In accordance with the Combined Code, the Chairman of the Board of Directors is not considered independent although he was regarded as independent at the time of his appointment.

The Board has considered the overall balance between executive and non-executive directors and believes that the number of executive directors is fully justified by the contribution made by each of them.

Nomination of Directors. Nasdaq listing standards require that nominees to a company’s board of directors be selected, or recommended for the board’s selection, either by a majority of the company’s independent directors or by a nomination committee comprised solely of independent directors. The nomination committee leads the process for board appointments and makes recommendations to the board in relation to new appointments of executive and non-executive directors and on succession planning, board composition and balance. It is chaired by Sir John Buchanan, Chairman of the Board of Directors, and the other members are Kathleen O’Donovan and Philip Rowley.

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

Shareholder Meetings

An Annual General Meeting of shareholders must be held once in every year (within the period of six months after the end of the Company’s financial year). The Board of Directors may convene an Extraordinary General

Meeting of shareholders whenever they think fit. General meetings may be held at such time and place as may be determined by the Board of Directors. An Annual General Meeting may be convened on at least 21 days’ written notice to shareholders entitled to receive notices. Following the passing of a special resolution at the 2012 AGM, an Extraordinary General Meeting for any purpose can be convened on 14 days’ written notice. The Company may determine that only those persons entered on the register at the close of business on a day determined by the Company, such day being no more than 21 days before the day the notice of the meeting is sent, shall be entitled to receive such a notice. Three shareholders must be present in person or by proxy to constitute a quorum for all purposes at general meetings.

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

Subject to the restrictions summarized below and to the passing of a resolution to renew the directors’ authority to allot at the 2013 AGM, the directors will be generally and unconditionally authorized for the purpose of Section 551 of the UK Companies Act 2006 to exercise all or any powers of the Company to allot relevant securities (within the meaning of that Section) up to an aggregate nominal amount of £230,424 (i.e., a total of 460,848,263 shares). In addition to this general authority to allot relevant securities, in connection with a rights issue by the Company, the directors will also be authorized to allot an additional aggregate nominal amount of relevant securities of up to £34,912 (i.e., a total of 69,825,494 shares). Both allotment authorities will continue for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) on the earlier of the end of the AGM of the Company held in 2014 or June 30, 2014 (on terms that, during such period, the Company may make an offer or agreement which would or might require relevant securities to be allotted after the expiry of such period).

Subject to the passing of a resolution at the 2013 AGM, the directors will be empowered pursuant to Section 561 of the UK Companies Act 2006 to allot equity securities (within the meaning of Section 560(1) of the UK Companies Act 2006) for cash pursuant to the authorities described above as if Section 561 of the UK Companies Act 2006 did not apply to any such allotment (on terms that the Company may make an offer or agreement which would or might require equity securities to be allotted after the expiry of such authority), such power to be limited to (a) allotments of equity securities up to an aggregate nominal amount equal to 33% of the issued share capital of the Company in connection with an offer of such securities open for acceptance for a period fixed by the directors to holders of shares on the register on the record date fixed by the directors in proportion to their prospective holdings, but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognized regulatory body or any stock exchange, in any territory; (b) allotments of equity securities up to a further aggregate nominal amount equal to 33% of the issued share capital of the Company in connection with an offer to holders of shares in proportion (as nearly as may be practicable) to their existing holdings to subscribe further securities by means of the issue of a renounceable letter (or other negotiable document) which may be traded for a period before payment for the securities is due, but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to treasury shares, fractional entitlements, record dates or legal, regulatory or practical problems in, or under the laws of, any territory; and (c) allotments (otherwise than as described in (a) or (b) above) of equity securities for cash up to an aggregate nominal amount equal to 5% of the issued share capital of the Company.

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

For the purposes of the notification obligation, a person is an indirect holder of voting rights to the extent that it is able to acquire, dispose of or exercise voting rights in any of the following cases: (i) voting rights held by a third-party with whom that person has concluded an agreement, which obliges them to adopt, by concerted exercise of the voting rights they hold, a lasting common policy towards the management of the issuer in question; (ii) voting rights held by a third-party under an agreement concluded with that person providing for the temporary transfer for consideration of the voting rights in question; (iii) voting rights attaching to shares which are lodged as collateral with that person provided that person controls the voting rights and declares its intention of exercising them; (iv) voting rights attaching to shares in which that person has the life interest; (v) voting rights which are held, or may be exercised within the meaning of points (i) to (iv) or, in points (vi) and (viii) by a firm undertaking investment management, or by a management company, by an undertaking controlled by that person; (vi) voting rights attaching to shares deposited with that person which the person can exercise at its discretion in the absence of specific instructions from the shareholders; (vii) voting rights held by a third-party in his own name on behalf of that person; and (viii) voting rights which that person may exercise as a proxy where that person can exercise the voting rights at his discretion in the absence of specific instructions from the shareholders.

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

The following resolution was passed at the 2012 AGM:

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
this authority shall expire at the conclusion of the AGM of the Company held in 2013 or, if earlier, on June 30, 2013 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

The following resolution is proposed for approval by shareholders at the 2013 AGM:

That the Company be and is hereby unconditionally and generally authorized for the purpose of Section 693 of the UK Companies Act 2006 to make market purchases (as defined in Section 693 of that Act) of ordinary shares of 0.05 pence each in the capital of the Company provided that:

(a)	the maximum number of shares which may be purchased is 139,650,000;

(b)	the minimum price which may be paid for each share is 0.05 pence;

(c)
the maximum price (excluding expenses) which may be paid for any ordinary share is an amount equal to 105% of the average of the closing mid market price of the Company’s ordinary shares as derived from the Daily Official List of the London Stock Exchange plc for the five business days immediately preceding the day on which such share is contracted to be purchased; and

(d)
this authority shall expire at the conclusion of the AGM of the Company held in 2014 or, if earlier, on June 30, 2014 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

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

MATERIAL CONTRACTS

Service Agreements

Executive directors (as referred to in “Item 6. Directors, Senior Management and Employees”) have service contracts that may be terminated by either party on one year’s notice. These agreements provide for each of the executive directors to provide services to the Company on a full-time basis. The agreements contain restrictive covenants for periods of three or six months following termination of employment relating to non-competition, non-solicitation of the Company’s customers, non-dealing with customers and non-solicitation of the Company’s suppliers and employees. In addition, each employment agreement contains an express obligation of confidentiality in respect of the Company’s trade secrets and confidential information and provides for the Company to own any intellectual property rights created by the executives in the course of their employment.

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

TAXATION

The following is a discussion of material US federal and UK tax consequences of the ownership and disposition of shares or ADSs by a beneficial owner of shares or ADSs that for US federal income tax purposes (i) is a citizen or individual resident of the United States, a corporation or other entity taxable as a corporation  created or organized under the laws of the United States or any political subdivision thereof, or an estate or trust the income of which is subject to US federal income tax regardless of its source, and (ii) owns such shares or ADSs as capital assets (a “US Holder”).

This discussion does not address the tax consequences to a US Holder (i) that is resident (or, in the case of an individual, ordinarily resident) in the United Kingdom for UK tax purposes or that is subject to UK taxation by virtue of carrying on a trade, profession or vocation in the United Kingdom, or (ii) that is a person which alone or together with one or more associated person owns, directly or indirectly, 10% or more of the voting stock of the Company. This discussion is not exhaustive of all possible tax considerations that may be relevant in the particular circumstances of each US Holder, including alternative minimum tax consequences and the potential application of the provisions of the US Internal Revenue Code known as the Medicare contribution tax. In addition, it does not address all tax considerations that may be relevant to all categories of holders, some of whom may be subject to special rules, such as (i) certain financial institutions, (ii) insurance companies, (iii) dealers and traders in securities or foreign currencies, (iv) persons holding shares or ADSs as part of a hedge, straddle, conversion transaction or other integrated transaction, (v) persons whose functional currency for US federal income tax purposes is not the US dollar, (vi) partnerships or other entities classified as partnerships for US federal income tax purposes, (vii) tax-exempt organizations, or (viii) persons who acquired shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation. Shareholders and ADS holders are advised to satisfy themselves as to the tax consequences, including the consequences under foreign, US federal, state and local laws applicable in their own particular circumstances, of the acquisition, ownership and disposition of shares or ADSs by consulting their tax advisers.

The statements regarding US and UK tax laws and practices set forth below, including the statements regarding the US / UK double taxation convention relating to income and capital gains (the “Treaty”) and the US / UK double taxation convention relating to estate and gift taxes (the “Estate Tax Treaty”), are based on those laws and practices and the Treaty and the Estate Tax Treaty as in force and as applied in practice on the date of this annual report. These laws and practices and the Treaty and the Estate Tax Treaty are subject to change subsequent to the date of this annual report, possibly on a retroactive basis. This discussion is further based in part upon representations by the depositary and assumes that each obligation provided for in, or otherwise contemplated by, the deposit agreement between the Company and The Bank of New York Mellon and any related agreement will be performed in accordance with its respective terms. In general, US Holders of ADSs will be treated as owners of the shares underlying their ADSs for US federal income tax purposes. Accordingly, except as noted, the US federal and UK tax consequences discussed below apply equally to US Holders of ADSs and shares.

The US Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the shares underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by US holders of American depositary shares. Such actions would also be inconsistent with the claiming of the favorable tax rates, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the availability of the favorable tax rates for dividends received by certain non-corporate holders, as described below, could be affected by actions taken by parties to whom the American depositary shares are pre-released or such intermediaries.

Taxation of Dividends

Under current UK tax law, no withholding tax will be deducted from dividends paid by the Company.

For US federal income tax purposes, subject to the passive foreign investment company (“PFIC”) rules described below, distributions paid on ADSs or shares, other than certain pro rata distributions of shares, will be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits as determined under US federal income tax principles. Because the Company does not maintain calculations of its earnings and profits under US federal income tax principles, it is expected that distributions generally will be reported to US Holders as dividends. Dividends paid in pounds sterling will be included in a US Holder’s income, in a US dollar amount calculated by reference to the exchange rate in effect on the date that the depositary, in the case of ADSs, or US Holder, in the case of shares, actually or constructively receives the dividend, regardless of whether the payment is in fact converted into US dollars on such date. If the dividend is converted into US dollars on the date of receipt, a US Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A US Holder may have foreign currency gain or loss if the dividend is converted into US dollars after the date of receipt.

Subject to applicable limitations and the discussion above regarding concerns expressed by the US Treasury, dividends paid to certain non-corporate US Holders may be taxable at rates applicable to long-term capital gains. US Holders should consult their tax advisers regarding the availability of these favorable tax rates on dividends in their particular circumstances. Dividends will not be eligible for the dividends received deduction generally allowed to US corporations under the Internal Revenue Code.

Taxation of Capital Gains

Subject to the comments set out below in relation to temporary non-residents, a US Holder not resident (or in the case of an individual, ordinarily resident) in the UK will not ordinarily be liable for United Kingdom taxation on capital gains realized on the disposition of such US Holder’s shares or ADSs. However, if at the time of the disposition, in the case of a corporate US Holder, such US Holder carries on a trade in the United Kingdom through a permanent establishment or, in the case of any other US Holder, such US Holder carries on a trade, profession or vocation in the United Kingdom through a branch or agency and such shares or ADSs are, or have been, used, held or acquired by or for the purposes of such trade (or profession or vocation), permanent establishment, branch or agency, such US Holder may, depending on the circumstances, be liable for UK tax on a gain realized on disposal of such holder’s shares or ADSs.

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

A US Holder will generally recognize gain or loss for US federal income tax purposes on the sale or exchange of shares or ADSs in an amount equal to the difference between the amount realized and such holder’s adjusted tax basis in the shares or ADSs (in each case as determined in US dollars). Subject to the PFIC rules discussed below, such gain or loss will be long-term capital gains or loss if the US Holder held the shares or ADSs for more than one year. The gain or loss will generally be US-source for foreign tax credit purposes. The deductibility of capital losses may be subject to limitations.

PFIC Rules

The Company believes that it was not a PFIC for US federal income tax purposes for the year ended December 31, 2012. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time, which may be largely based upon the market value of its shares, which will vary over time and may be especially volatile in a technology-related enterprise such as the Company, there can be no assurance that the Company will not be a PFIC for any taxable year. If the Company were a PFIC for any taxable year during which a US Holder held shares or ADSs, certain adverse consequences could apply to the US Holder.

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

UK Estate and Gift Tax

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

UK Stamp Duty and Stamp Duty Reserve Tax

Transfers of ADRs are usually effected without recourse to a stampable document and, in any event, are generally executed outside the United Kingdom. For that reason, UK stamp duty is not in practice payable on the acquisition or subsequent transfer of an ADR. The acquisition or transfer of an ADR is not subject to stamp duty reserve tax (“SDRT”).

UK stamp duty and/or SDRT will however, subject to certain exceptions, be payable at an aggregate rate of 1.5% of the amount of consideration or, if none, of the value of the shares (rounded up to the next multiple of £5) on any instrument transferring the shares: (i) to, or to a nominee for, a person whose business is or includes the provision of clearance services; or (ii) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts. This includes transfers of shares to the custodian for deposits under the ADR deposit agreement, but excludes an issue of new shares, which, following recent changes, may now be issued to the custodian without incurring any stamp duty or SDRT.

In accordance with the terms of the ADR deposit agreement, any tax or duty payable by the ADR depositary or the custodian on any such transfers of shares in registered form will be charged by the ADR depositary to the party to whom ADRs are delivered against such transfers.

US Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain US-related financial intermediaries may be subject to information reporting and backup withholding unless (i) they are received by a corporation or other exempt recipient or (ii) in the case of backup withholding, the recipient provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

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

The Company seeks to use currency exchange contracts and currency options to manage the US dollar/sterling risk as appropriate, by monitoring the timing and value of anticipated US dollar receipts (which tend to arise from low-volume, high-value licence deals and royalty receipts) in comparison with its requirement to settle certain expenses in US dollars. The fair values of the financial instruments outstanding at December 31, 2010, 2011 and 2012 are disclosed in Notes 1c and 19 to the Consolidated Financial Statements. The settlement period of the forward contracts outstanding at December 31, 2012 was between January 4, 2013 and December 23, 2013. The settlement period of the option contracts outstanding at December 31, 2012 was between January 17, 2013 and December 17, 2013.

During the fiscal year, the Company was exposed to foreign currency exchange risk inherent in its sales commitments, anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than sterling. ARM transacts business in approximately nine foreign currencies worldwide, of which the most significant to the Company’s operations were the US dollar, the Indian Rupee, the Euro and the Japanese Yen for 2012. Generally, the Company is a net receiver of US dollars, and therefore benefits from a weaker sterling and is adversely affected by a stronger sterling relative to the dollar. It is a net payer of other foreign currencies but at a significantly lower level than the US dollar receivables. The Company has performed a sensitivity analysis at December 31, 2012, 2011 and 2010, using a modeling technique that measures the changes in the fair values arising from a hypothetical 10% adverse movement in the levels of foreign currency exchange rates relative to sterling with all other variables held constant. The analysis covers all of the Company’s foreign currency contracts offset by the underlying exposures. The foreign currency exchange rates used were based on market rates in effect at December 31, 2012, 2011 and 2010. The sensitivity analysis indicated that a hypothetical 10% adverse movement in foreign currency exchange rates would result in a loss in the fair values of ARM’s foreign exchange derivative financial instruments, net of exposures, of £12.1 million at December 31, 2012 (2011: £4.7 million; 2010: £4.9 million).

INTEREST RATE RISK

At December 31, 2012, the Company had £523.6 million (2011: £442.2 million) of interest-bearing assets. At December 31, 2012, 91% (2011: 92%) of interest-bearing assets, comprising cash equivalents; short-term and long-term deposits and short-term marketable securities were at fixed rates and are therefore exposed to fair value interest rate risk. Floating rate cash earns interest based on relevant national LIBID equivalents and is therefore exposed to cash flow interest rate risk. Other financial assets, such as available-for-sale investments, are not directly exposed to interest rate risk.

A 1% decrease in the average interest rate during the year would have reduced interest income by approximately £5.3 million (2011: £3.4 million; 2010: £1.9 million) and profit after tax by £4.0 million (2011: £2.6 million; 2010: £1.4 million).

During 2012, the Company entered into a number of lease agreements for IT equipment which have been classified as finance leases. Furthermore, the Company entered into a three-month fixed-rate debt facility for $160 million to facilitate the purchase of some IP assets. This facility was fully settled by December 31, 2012. The Company had no borrowings during 2011.

The Company has no derivative financial instruments to manage interest rate fluctuations in place at year end since it has no loan financing, and as such no hedge accounting is applied.

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

Item 12. Description of Securities Other Than Equity Securities

Fees and charges payable to the depositary

The Company’s ADS program is administered by The Bank of New York Mellon, One Wall Street, New York, New York, US, as depositary.

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

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
·      Issuance and delivery of ADSs including issuances resulting from a dividend or free distribution of shares or rights

·      Surrender of ADSs for the purpose of withdrawal of shares including if the deposit agreement terminates

$0.02 (or less) per ADS (or portion thereof)	· Any cash distribution to ADS registered holders
A fee equivalent to the fee that would be payable if securities distributed to investors had been shares and the shares had been deposited for issuance of ADSs	· Distribution of securities (other than shares or rights) distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders
Registration fees	· Registration of shares on the share register to or from the name of the depositary or its agent when the investor deposits or withdraws shares
Expenses of the depositary
·      Cable telex and facsimile transmissions (when expressly provided in the deposit agreement)

·      Reasonable expenses incurred by the depositary in the conversion of dividends and other distributions in foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	· As necessary

Fees and charges payable by the depositary

In February 2010, the Company received a payment of $1.3 million, which included $0.2 million for 2007; $0.1 million for 2008; $0.5 million for 2009; and $0.5 million for 2010 from the depositary. In August, 2010, the Company received a further $0.6 million from the depositary, which included $0.5 million for the year to July 2, 2011. In August 2011, the Company received $0.5 million from the depositary. In June 2012, the Company received $0.3 million from the depositary. These amounts were for continuing annual stock exchange listing fees, standard out-of pocket maintenance costs for the ADRs (for expenses relating to postage and envelopes for mailing annual reports and proxy materials, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, facsimile and telephone calls), and legal fees. In addition, the 2010 payments included $50,000 and $100,000, respectively, for the achievement by the Company of certain performance indicators relating to the ADR facility and in 2011, the Company received a further $0.1 million for achieving these performance indicators.

The depositary has agreed to reimburse the Company for expenses related to the administration and maintenance of the ADS program. The depositary has agreed to reimburse the Company for its continuing annual stock exchange listing fees. The depositary has also agreed to pay its standard out-of-pocket administration,  maintenance and shareholder services expenses for providing services to the ADR holders, including expenses of postage and envelopes for mailing annual and interim financial reports, issuance of initial and replacement dividend checks, U.S. Federal and U.K. Inland Revenue tax reporting, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse the Company annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to increase the reimbursement payments to the Company based on the performance of the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to the Company is not related to the amount of fees the depositary collects from investors.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure controls and procedures. As of December 31, 2012, the Company, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures. The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time specified in the rules and forms of the SEC and is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, as amended. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes those policies and procedures that:

·	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and disposition of the assets of the Company;

·
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

·
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

The Company’s management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2012.

The Company’s independent auditors, PricewaterhouseCoopers LLP, which have audited the consolidated financial statements of the Company for the fiscal year ended December 31, 2012, have also assessed the effectiveness of the Company’s internal controls over financial reporting; their report is included herein.

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

Item 16C. Principal Accountant Fees and Services

	2012	2011	2010
	£ million	£ million	£ million
Fees payable to the Company’s auditor and its associates for the audit of the CompanyAudit Fees	0.3	0.3	0.3
Fees payable to the Company’s auditor and its associates for other services:
The audit of the Company’s subsidiaries	0.2	0.2	0.2
Audit-related assurance services (services pursuant to Section 404 of the Sarbanes-Oxley Act)	0.3	0.2	0.2
Other assurance services	0.1	0.1	0.1
Tax advisory services	0.2	0.1	0.2
Tax compliance services	0.1	0.1	—
All other non-audit services (1)	0.1	0.1	—

(1)	All other non-audit services consist primarily of fees for the performance of royalty audits.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On July 19, 2005, the Company announced a rolling share repurchase program whereby a maximum number of shares, being 10% of issued share capital, may be purchased between Company AGMs (subject to shareholder approval, authority to purchase shares is renewed at each AGM). At the 2008 AGM, the shareholders authorized the repurchase of 127,208,000 shares during the period May 13, 2008 to May 14, 2009 (the date of the 2009 AGM). From May 13, 2008 to December 31, 2008, the Company repurchased 24,779,206 shares. The Company repurchased no shares in 2010, 2011 or 2012.

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

Dated: February 28, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ARM Holdings plc

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements and consolidated statements of changes in shareholders’ equity present fairly, in all material respects, the financial position of ARM Holdings plc and its subsidiaries at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s report on internal control over financial reporting included under Item 15 of the Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

By:	/s/ PricewaterhouseCoopers LLP
	Name:	PricewaterhouseCoopers LLP
	Title:	London United Kingdom February 27, 2013

Consolidated Income Statement
for the Year Ended December 31

	Note	2010 £ million	2011 £ million	2012 £ million
Revenues	2	406.6	491.8	576.9

Cost of revenues		(26.1)	(27.7)	(31.9)
Gross profit		380.5	464.1	545.0
Operating expenses
Research and development		(139.7)	(165.4)	(166.3)
Sales and marketing		(70.1)	(72.6)	(72.9)
General and administrative		(63.7)	(77.2)	(97.7)
Total operating expenses		(273.5)	(315.2)	(336.9)
Profit from operations		107.0	148.9	208.1
Investment income		3.6	8.0	13.9
Interest payable and similar charges		(0.5)	—	(0.3)
Share of results in joint venture	29	—	—	(0.7)
Profit before tax	2, 5	110.1	156.9	221.0
Tax	6	(24.1)	(44.3)	(60.3)
Profit for the year	2	86.0	112.6	160.7
Earnings per share
Basic and diluted earnings		86.0	112.6	160.7
Number of shares (millions)
Basic weighted average number of shares		1,313.2	1,345.0	1,375.1
Effect of dilutive securities: Employee incentive schemes		39.0	31.0	20.7
Diluted weighted average number of shares		1,352.2	1,376.0	1,395.8
Basic EPS	8	6.5p	8.4p	11.7p
Diluted EPS	8	6.4p	8.2p	11.5p

The accompanying notes are an integral part of the financial statements. Details of dividends paid and proposed are in note 7 and 28 of the financial statements respectively.

Consolidated Statements of Comprehensive Income
for the Year Ended December 31

	Note	2010 £ million	2011 £ million	2012 £ million
Profit for the year		86.0	112.6	160.7
Other comprehensive income:
Unrealized holding gain/(loss) on available-for-sale financial assets (net of tax of £0.1 million; 2011: £0.1 million; 2010: £nil)	13	0.2	0.3	(0.3)
Currency translation adjustment		16.6	1.2	(26.8)
Other comprehensive income/(loss) for the year		16.8	1.5	(27.1)
Total comprehensive income for the year		102.8	114.1	133.6

The accompanying notes are an integral part of the financial statements.

Consolidated Balance Sheet
At December 31

	Note	2011 £ million	2012 £ million
Assets
Current assets:
Cash and cash equivalents	9, 19	26.8	46.3
Short-term deposits	19	319.1	340.0
Fair value of currency exchange contracts	19	—	1.4
Embedded derivatives	19	1.2	—
Accounts receivable	10	119.6	124.5
Prepaid expenses and other assets	11	30.7	135.6
Current tax assets		6.2	13.9
Inventories	12	2.5	2.3
Total current assets		506.1	664.0
Non-current assets:
Long-term deposits	19	83.1	141.3
Loans and receivables	19	2.0	2.1
Available-for-sale financial assets	13, 19	27.3	13.8
Investment in joint venture	29	—	6.8
Prepaid expenses and other assets	11	2.3	2.0
Property, plant and equipment	14	18.1	36.1
Goodwill	15	542.5	519.4
Other intangible assets	16	12.5	11.2
Deferred tax assets	6	105.9	70.1
Total non-current assets		793.7	802.8
Total assets		1,299.8	1,466.8
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	19	8.7	5.9
Fair value of currency exchange contracts	19	1.5	—
Embedded derivatives	19	—	2.5
Accrued and other liabilities	17	84.9	79.3
Finance lease liabilities	18	—	2.9
Current tax liabilities		26.7	16.6
Deferred revenue		102.2	126.4
Total current liabilities		224.0	233.6
Non-current liabilities:
Finance lease liabilities	18	—	2.9
Deferred revenue		14.6	24.2
Total non-current liabilities		14.6	27.1
Total liabilities		238.6	260.7
Net assets		1,061.2	1,206.1
Capital and reserves attributable to owners of the Company
Share capital	20	0.7	0.7
Share premium account		6.6	12.2
Capital reserve		351.6	354.3
Share option reserve		61.4	61.4
Retained earnings		539.6	703.3
Revaluation reserve		0.3	—
Cumulative translation adjustment		101.0	74.2
Total equity		1,061.2	1,206.1

The accompanying notes are an integral part of the financial statements.

Consolidated Cash Flow Statement
for the Year Ended December 31

	Note	2010 £ million	2011 £ million	2012 £ million
Profit before tax		110.1	156.9	221.0
Investment income, net of interest payable and similar charges		(3.1)	(8.0)	(13.6)
Share of results in joint venture		—	—	0.7
Profit from operations		107.0	148.9	208.1
Adjustments for:
Depreciation and amortization of property, plant and equipment and intangible assets		19.9	13.2	17.4
Loss on disposal of property, plant and equipment		0.2	—	—
Compensation charge in respect of share-based payments		27.1	40.5	37.1
Impairment of available-for-sale assets		—	1.6	1.4
Loss/(profit) on disposal of available-for-sale financial assets		—	0.1	(0.8)
Provision for doubtful debts		(0.9)	—	0.4
Non-cash foreign currency gains		(0.5)	(2.2)	(0.7)
Movement in fair value of currency exchange contracts		0.7	1.3	(2.9)
Movement in fair value of embedded derivatives		0.2	1.2	3.7
Changes in working capital
Accounts receivable		(39.9)	(13.4)	(5.7)
Inventories		(0.1)	(0.6)	0.1
Prepaid expenses and other assets	11	4.7	(12.3)	(104.8)
Accounts payable		2.0	4.3	(2.8)
Deferred revenue		53.6	23.3	37.3
Accrued and other liabilities		25.3	10.2	(4.8)
Cash generated by operations before tax		199.3	216.1	183.0
Income taxes paid		(22.9)	(22.3)	(26.1)
Net cash from operating activities		176.4	193.8	156.9
Investing activities
Interest received		2.0	4.2	11.5
Interest paid		(0.5)	—	(0.3)
Purchases of property, plant and equipment		(6.2)	(12.1)	(20.2)
Purchases of other intangible assets	16	(1.2)	(0.8)	(5.4)
Purchases of available-for-sale financial assets	13	(11.0)	(8.3)	(3.0)
Proceeds on disposal of property, plant and equipment		0.2	—	—
Proceeds on disposal of available-for-sale financial assets		0.2	—	11.8
Purchase of short and long-term deposits, net		(153.3)	(136.4)	(76.8)
Outflow from provision of long-term loan		(1.9)	—	—
Purchase of subsidiaries, net of cash acquired	22	—	(9.0)	—
Investment in joint venture	29	—	—	(7.5)
Net cash used in investing activities		(171.7)	(162.4)	(89.9)
Financing activities
Proceeds from borrowings		—	—	99.8
Proceeds received on issuance of shares from treasury		24.0	1.9	—
Proceeds received on issuance of shares	20	—	6.6	5.6
Refund of costs related to share issue		—	—	2.7
Dividends paid to shareholders	7	(34.3)	(42.2)	(51.8)

	Note	2010 £ million	2011 £ million	2012 £ million
Repayment of borrowings		—	—	(99.8)
Repayment of finance lease liabilities		—	—	(3.3)
Net cash used in financing activities		(10.3)	(33.7)	(46.8)
Net (decrease)/increase in cash and cash equivalents		(5.6)	(2.3)	20.2
Cash and cash equivalents at beginning of the year	9	34.5	29.4	26.8
Effect of foreign exchange rate changes		0.5	(0.3)	(0.7)
Cash and cash equivalents at end of the year	9	29.4	26.8	46.3

The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Changes in Shareholders’ Equity
for the Year Ended December 31

		Attributable to equity holders of the Company
	Share capital £m	Share premium account £m	Capital reserve* £m	Share option reserve ** £m	Retained earnings £m	Revaluation reserve*** £m	Cumulative translation adjustment £m	Total £m
Balance at January 1, 2010	0.7	—	351.6	61.4	242.0	(0.2)	83.2	738.7
Profit for the year	—	—	—	—	86.0			86.0
Other comprehensive income
Unrealized holding gain on available-for-salefinancial assets (net of tax of £nil)	—	—	—	—	—	0.2	—	0.2
Currency translation adjustment	—	—	—	—	—	—	16.6	16.6
Total comprehensive income for the year	—	—	—	—	86.0	0.2	16.6	102.8
Dividends (see note 7)	—	—	—	—	(34.3)	—	—	(34.3)
Credit in respect of employee share schemes	—	—	—	—	27.1	—	—	27.1
Movement on tax arising on share options and awards	—	—	—	—	36.6	—	—	36.6
Proceeds from sale of own shares	—	—	—	—	24.0	—	—	24.0
	—	—	—	—	53.4	—	—	53.4
Balance at December 31, 2010	0.7	—	351.6	61.4	381.4	—	99.8	894.9
Profit for the year	—	—	—	—	112.6	—	—	112.6
Other comprehensive income
Unrealized holding gain on available-for-sale financial assets (net of tax of £0.1 million)	—	—	—	—	—	0.3	—	0.3
Currency translation adjustment	—	—	—	—	—	—	1.2	1.2
Total comprehensive income for the year	—	—	—	—	112.6	0.3	1.2	114.1
Shares issued on exercise of share options and awards (note 20)	—	6.6	—	—	—	—	—	6.6
Dividends (see note 7)	—	—	—	—	(42.2)	—	—	(42.2)
Credit in respect of employee share schemes	—	—	—	—	40.5	—	—	40.5
Movement on tax arising on share options and awards	—	—	—	—	45.4	—	—	45.4
Proceeds from sale of own shares	—	—	—	—	1.9	—	—	1.9
	—	6.6	—	—	45.6	—	—	52.2
Balance at December 31, 2011	0.7	6.6	351.6	61.4	539.6	0.3	101.0	1,061.2
Profit for the year	—	—	—	—	160.7	—	—	160.7
Other comprehensive income
Unrealized holding loss on available-for-sale financial assets (net of tax of £0.1 million)	—	—	—	—	—	(0.3)	—	(0.3)
Currency translation adjustment	—	—	—	—	—	—	(26.8)	(26.8)
Total comprehensive income for the year	—	—	—	—	160.7	(0.3)	(26.8)	133.6
Shares issued on exercise of share options and awards (note 20)	—	5.6	—	—	—	—	—	5.6
Dividends (see note 7)	—	—	—	—	(51.8)	—	—	(51.8)
Credit in respect of employee share schemes	—	—	—	—	37.1	—	—	37.1
Movement on tax arising on share options and awards	—	—	—	—	17.7	—	—	17.7
Refund of costs related to share issue****	—	—	2.7	—	—	—	—	2.7
	—	5.6	2.7	—	3.0	—	—	11.3
Balance at December 31, 2012	0.7	12.2	354.3	61.4	703.3	—	74.2	1,206.1

*
Capital reserve. In 2004, the premium on the shares issued in part consideration for the acquisition of Artisan Components Inc. was credited to reserves on consolidation in accordance with Section 131 of the Companies Act 1985. The reserve has been classified as a capital reserve to reflect the nature of the original credit to equity arising on acquisition. This capital reserve is clearly distinguished from the share premium arising on share issues.

**	Share option reserve. The share option reserve represents the fair value of options granted on the acquisition of Artisan Components Inc. in 2004.

***
Revaluation reserve. The Company includes on its balance sheet equity investments that are not publicly traded, which are classified as available-for-sale financial assets. These are carried at fair value plus transaction costs. Unrealized holding gains or losses on such investments are included, net of related taxes, within the revaluation reserve (except where there is evidence of permanent impairment, in which case losses would be recognized within the income statement). Any unrealized gains within this reserve are undistributable.

****
Refund of costs related to share issue.  During 2012, it was confirmed by HMRC that they would not challenge a ruling that the stamp duty incurred on the issue of shares of a UK company to a depositary or clearance system outside the EU was in breach of EU law. The Company has therefore been able to claim a full refund of £2.7 million for stamp duty incurred on the issue of shares for the acquisition of Artisan Components Inc. in 2004.

NOTES TO THE FINANCIAL STATEMENTS

1  The Company and a summary of its significant accounting policies and financial risk management

1a   General information about the Company

The business of the Company

ARM Holdings plc and its subsidiary companies (“ARM” or “the Company”) designs microprocessors, physical IP and related technology and software, and sells development tools to enhance the performance, cost-effectiveness and energy-efficiency of high-volume embedded applications.

The Company licenses and sells its technology and products to leading international electronics companies, which in turn manufacture, market and sell microcontrollers, application-specific integrated circuits (ASICs) and application-specific standard processors (ASSPs) based on ARM’s technology to systems companies for incorporation into a wide variety of end products.

By creating a network of Partners, and working with them to best utilize ARM’s technology, the Company is establishing its processor architecture and physical IP for use in many high-volume embedded microprocessor applications, including mobile phones, tablets, digital televisions and PC peripherals and for use in many growing markets, including smart cards and microcontrollers.

The Company also licenses and sells development tools direct to systems companies and provides support services to its licensees, systems companies and other systems designers.

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

IFRS 10 “Consolidated financial statements” IFRS 10 replaces the guidance on control and consolidation in IAS 27 “Consolidated and separate financial statements”, and SIC-12, “Consolidation - special purpose entities” and changes the definition of control so that the same criteria are applied to all entities. The revised definition of control focuses on the need to have both power and variable returns before control is present. Power is the current ability to direct the activities that significantly influence returns. Returns must vary and can be positive, negative or both. This standard is not expected to have a material impact on the results of the Company. The standard is effective for annual periods beginning on or after January 1, 2013 and was endorsed by the EU in December 2012.

IFRS 11 “Joint arrangements” Changes in the definitions have reduced the ‘types’ of joint arrangements to two: joint operations and joint ventures. The existing policy choice of proportionate consolidation for jointly controlled entities has been eliminated. Equity accounting is mandatory for participants in joint ventures. Entities that participate in joint operations will follow accounting much like that for joint assets or joint operations today, whereby a joint operator will recognize its interest based on its involvement in the joint operation (that is, based on its direct rights and obligations) rather than on the participation interest it has in the joint arrangement. In contrast, a joint venture does not have rights to individual assets or obligations for individual liabilities of the joint venture. Instead, joint venturers share in the net assets and, in turn, the outcome (profit or loss) of the activity undertaken by the joint venture. This standard is not expected to have a material impact on the results of the Company. This standard is effective for annual periods beginning on or after January 1, 2013. This standard was endorsed by the EU in December 2012.

IFRS 12 “Disclosure of interests in other entities” IFRS 12 sets out the required disclosures for entities reporting under the two new standards, IFRS 10 “Consolidated financial statements”, and IFRS 11 “Joint arrangements”. The new standard, IFRS 12, requires entities to disclose information that helps financial statement readers to evaluate the nature, risks and financial effects associated with the entity’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities. This standard is not expected to have a material impact on the results of the Company.  The standard is effective for annual periods beginning on or after January 1, 2013 and was endorsed by the EU in December 2012.

IFRS 13 “Fair value measurement” The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards. IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. This standard is not expected to have a material impact on the results of the Company. The standard is effective for annual periods beginning on or after January 1, 2013 and was endorsed by the EU in December 2012.

IAS 28 (Revised) “Investments in associates and joint ventures” IAS 28 defines ‘significant influence’ and the ‘equity method’ and provides guidance on their practical application. The revised standard incorporates the accounting for joint ventures as well as the consensus from SIC-13 “Jointly controlled entities”. The disclosure requirements have now been relocated to IFRS 12. This new guidance may impact the classification of investments acquired in the future. This standard is not expected to have a material impact on the results of the Company. This standard is effective for annual periods beginning on or after January 1, 2013 and was endorsed by the EU in December 2012.

Amendment to IAS 1 “Financial statement presentation. The main change resulting from this amendment is a requirement for entities to group items presented in other comprehensive income (OCI) on the basis of whether they are potentially reclassifiable to the income statement subsequently (reclassification adjustments). This standard is effective for accounting periods beginning on or after July 1, 2012 and was endorsed by the EU in June 2012.  It is not expected to have a material impact on the Company.

IAS 27 (revised 2011) “Separate financial statements” This standard includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10. This standard is effective for accounting periods beginning on or after January 1, 2013 and was endorsed by the EU in December 2012.  It is not expected to have a material impact on the Company.

Amendment to IAS 32 “Financial instruments: Presentation” This amendment updates the application guidance in IAS 32 to clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet. This standard is effective for accounting periods beginning on or after January 1, 2014 and was endorsed by the EU in December 2012.  It is not expected to have a material impact on the Company.

Annual improvements 2011 This set of amendments includes changes to five standards.  These amendments are not yet endorsed by the EU and are not expected to have a material impact on the Company when they become effective for accounting periods beginning on or after January 1, 2013.

Segment reporting

At December 31, 2012, the Company was organized on a worldwide basis into three business segments, namely the Processor Division (PD), the Physical IP Division (PIPD) and the System Design Division (SDD). This is based upon the Company’s internal organization and management structure and is the primary way in which the Chief Operating Decision Maker (CODM) and the rest of the Board are provided with financial information. The directors believe that the CODM is the Chief Executive Officer of the Company.

Segment expenses are expenses that are directly attributable to a segment together with the relevant portion of other expenses that can reasonably be allocated by segment. Foreign exchange gains or losses, investment income, interest payable and similar charges, share of joint venture results and tax are not allocated by segment.

Segment assets and liabilities include items that are directly attributable to a segment plus an allocation on a reasonable basis of shared items. Corporate assets and liabilities are not included in business segments and are thus unallocated. At December 31, 2012 and 2011, these comprised cash and cash equivalents, short and long-term deposits, available-for-sale financial assets, loans and receivables, embedded derivatives and the fair value of currency exchange contracts. Current and deferred tax assets and liabilities and VAT are also not included in business segments and are thus unallocated.

Principles of consolidation

The consolidated financial statements incorporate the financial statements of the Company and all its subsidiaries. Intra-group transactions, including sales, profits, receivables and payables, have been eliminated on consolidation. All subsidiaries use uniform accounting policies.

Business combinations

The results of subsidiaries acquired are included in the income statement from the date of acquisition. Assets and liabilities existing at the date of acquisition are recorded at their fair values reflecting their condition at that date.

Earn-outs paid as part of an acquisition are assessed on an individual basis and treated as either part of the acquisition consideration or as employee compensation depending on the nature of the agreement.

Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than 50% of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity.

Associates

Associates are all entities over which the Company has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Company’s share of the profit or loss of the investee after the date of acquisition.

Joint ventures

Joint ventures are all entities in which the Company has joint control with one or more other parties, whereby each party has a right to a share of the net assets of the entity.  Investments in joint ventures are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Company’s share of the profit or loss of the investee after the date of acquisition.

Foreign currency translation

(a)  Functional and presentation currency. The functional currency of each Company entity is the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in sterling, which is the presentation currency of the Company.

(b)  Transactions and balances. Transactions denominated in foreign currencies have been translated into the functional currency of each Company entity at actual rates of exchange at the date of transaction. Monetary assets and liabilities denominated in foreign currencies have been translated at closing rates of exchange at the balance sheet date. Exchange differences have been included in general and administrative expenses.

(c)   Group companies. The results and financial positions of all Company entities (none of which has the currency of a hyper-inflationary economy) not based in the UK are translated into sterling as follows:

(i)	assets and liabilities for each balance sheet presented are translated at the closing rates of exchange at the balance sheet date;

(ii)	income and expenses for each income statement presented are translated at the rates of exchange at the time of each transaction during the period; and

(iii)	all resulting exchange differences are recognized as a separate component of equity, being taken through other comprehensive income via the cumulative translation adjustment.

When a foreign operation is partially disposed of or sold, exchange differences that were recognized through other comprehensive income are recognized in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rates of exchange.

Revenue recognition

The Company follows the principles of IAS 18, “Revenue recognition”, in determining appropriate revenue recognition policies. In principle, therefore, revenue associated with the sale of goods is recognized when all of the following conditions have been satisfied:

·	the Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

·	the Company does not retain either continuing managerial involvement to the degree usually associated with ownership or effective control over the goods sold;

·	the amount of revenue can be measured reliably;

·	it is probable that the economic benefits associated with the transaction will flow to the Company; and

·	the costs incurred or to be incurred in respect of the sale can be measured reliably.

Revenue associated with the rendering of services is recognized when all of the following conditions have been satisfied:

·	the amount of revenue can be measured reliably;

·	it is probable that the economic benefits associated with the transaction will flow to the Company;

·	the stage of completion of the transaction at the end of the reporting period can be measured reliably; and

·	the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

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

Revenue from standard license products which are not modified to meet the specific requirements of each customer is recognized when all of the conditions relevant to revenue associated with the sale of goods have been satisfied:

·	the significant risks and rewards of ownership are transferred when a license arrangement has been agreed and the goods have been delivered to the customer;

·	continuing managerial involvement and effective control over goods sold is relinquished at the point at which goods are delivered to the customer;

·	the amount of revenue can be measured reliably; any consideration due under the licensing arrangement that is not deemed to be reliably measurable is deferred until it can be measured reliably; and

·
it is probable that the economic benefits associated with the transaction will flow to the Company; any economic benefits of the transaction that are deemed unlikely to flow to the Company are deferred until it becomes probable that they will flow to the Company.

The majority of the Company’s revenues come from the licensing of intellectual property and the subsequent receipt of royalty revenues and there are therefore very few direct costs associated with the sale of goods; where there are direct costs of revenues, these are measured with reference to the purchasing agreements in place with the Company’s suppliers.

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

In particular, it considers:

·	whether there is sufficient certainty that the invoice will be raised in the expected timeframe, particularly where the invoicing milestone is in some way dependent on customer activity;

·	whether it has sufficient evidence that the customer considers that the Company’s contractual obligations have been, or will be, fulfilled;

·	whether there is sufficient certainty that only those costs expected to be incurred will indeed be incurred before the customer will accept that a future invoice may be raised; and

·	the extent to which previous experience with similar product groups and similar customers supports the conclusions reached.

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

Sales of software, including development systems, which are not specifically designed for a given license (such as off-the-shelf software) are recognized upon delivery, when the significant risks and rewards of ownership have been transferred to the customer. At that time, the Company has no further obligations except that, where necessary, the costs associated with providing post-delivery service support have been accrued. Services (such as training) that the Company provides which are not essential to the functionality of the IP are separately stated and priced in the contract and, therefore, accounted for separately. Revenue is recognized as services are performed and it is probable that the economic benefits associated with the transaction will flow to the Company.

Royalty revenues are earned on sales by the Company’s customers of products containing ARM technology. Royalty revenues are recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of revenue can be reliably measured. Revenues are recognized when the Company receives notification from the customer of product sales, or when the Company invoices any fixed royalties. Notification is typically received in the quarter following shipment of the products by the customer.

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

Where no internally-generated intangible asset can be recognized, development expenditure is recognized as an expense in the period in which it is incurred. Any collaborative agreement whereby a third-party agrees to partially fund the Company’s research and development is recognized over the period of the agreement as a credit within research and development expenses.

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

Finance leases

Leases in which substantially all of the risks and rewards of ownership are transferred to the lessee are classified as finance leases. Assets held under finance leases are recognized as assets of the Company at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease liability. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the income statement.

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

Property, plant and equipment

Property, plant and equipment is stated at historic cost less accumulated depreciation. The cost of property, plant and equipment is their purchase cost, together with any costs directly attributable to bringing the asset to its working condition for its intended use. External costs and internal costs are capitalized to the extent they enhance the future economic benefit of the asset.

Assets in the course of construction are carried at cost less any recognized impairment loss.  Depreciation of these assets commences when the assets are ready for their intended use.

Depreciation is calculated so as to write off the cost of property, plant and equipment, less their estimated residual values, which are adjusted, if appropriate, at each balance sheet date, on a straight-line basis over the expected useful economic lives of the assets concerned. The principal economic lives used for this purpose are:

Freehold buildings	25 years
Leasehold improvements	Five to ten years or term of lease, whichever is shorter
Computer equipment	Three to five years
Fixtures and fittings and motor vehicles	Three to five years

Provision is made against the carrying value of property, plant and equipment where an impairment in value is deemed to have occurred. Asset lives and residual values are reviewed on an annual basis.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within general and administrative expenses in the income statement.

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

In-process research and development projects purchased as part of a business combination may meet the criteria set out in IFRS 3 (revised), “Business combinations,” for recognition as intangible assets other than goodwill. Management tracks the status of in-process research and development intangible assets such that their amortization commences when the assets are brought into use.

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

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value-in-use. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (each a cash generating unit, “CGU”). Where the recoverable amount of a CGU is measured based on a value-in-use calculation, all cash inflows and outflows associated with the CGU are taken into account whether these are explicitly charged or not. Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

The annual impairment tests in 2010, 2011 and 2012 showed there was no impairment with respect to goodwill. Furthermore, no trigger events have been identified that would suggest the impairment of any of the Company’s other intangibles.

Financial assets

The Company classifies its financial assets in the following categories: at fair value through the income statement, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at initial recognition.

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

(b)  Loans and receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. “Accounts receivable”, “cash and cash equivalents” and “short and long term deposits” are classified as “Loans and receivables.” (See note 19).

Loans and receivables are measured initially at fair value and then subsequently measured at amortized cost.

(c)  Available-for-sale financial assets. Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the assets within 12 months of the balance sheet date.

Equity investments that are not publicly traded are also classified as available-for-sale and are initially recorded at fair value plus transaction costs. Given that the markets for these assets are not active, the Company establishes fair value by using valuation techniques. The estimated fair value of these investments approximated to cost less any permanent diminution in value (based on estimates determined by management), except where independent valuation information is obtained.  Unrealized holding gains or losses on such securities are recognized, net of related taxes, through other comprehensive income via a revaluation reserve, except where there is evidence of permanent impairment (in which case the loss is recognized through the income statement within general and administrative expenses).

Impairment of financial assets

The Company considers at each reporting date whether there is any indication that any financial assets are impaired. If there is such an indication, the Company carries out an impairment test by measuring the assets’ recoverable amounts, which are the higher of the assets’ fair values less costs to sell and their values in use. If the recoverable amounts are less than the carrying amounts an impairment loss is recognized, and the assets are written down to their recoverable amounts.

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

Derivative financial instruments

The Company utilizes currency exchange contracts to manage the exchange risk on actual transactions related to accounts receivable, denominated in a currency other than the functional currency of the business. The Company’s currency exchange contracts do not subject the Company to risk from exchange rate movements because the gains and losses on such contracts offset losses and gains, respectively, on the transactions being hedged. The currency exchange contracts are recorded at fair value and the related foreign currency accounts receivable are revalued to spot rates at each period end. The fair value of forward exchange contracts is determined using quoted forward exchange rates at the balance sheet date. The fair value of foreign currency options is based upon valuations performed by management and the respective banks holding the currency instruments. All recognized gains and losses resulting from the settlement of the contracts are recorded within general and administrative expenses in the income statement. The Company does not enter into currency exchange contracts for the purpose of hedging anticipated transactions.

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

In the case of impairment, the carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement within general and administrative expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against general and administrative expenses in the income statement.

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

The Company operates Save As You Earn (SAYE) schemes in the United Kingdom and an Employee Share Purchase Plan (ESPP) in the United States and India. Options under the SAYE schemes are granted at a 20% discount to the market price of the underlying shares on the date of announcement of the scheme and at a 15% discount to the lower of the market prices at the beginning and end of the scheme for the ESPP. The UK SAYE schemes are approved by the UK tax authorities, which stipulates that the saving period must be at least 36 months. The Company has recognized a compensation charge in respect of the SAYE plans and ESPPs. The charges for these are calculated as detailed above.

The Company also has a Long Term Incentive Plan (LTIP) on which it is also required to recognize a compensation charge under IFRS 2, calculated as detailed above.

The share-based payments charge is allocated to cost of sales, research and development expenses, sales and marketing expenses, and general and administrative expenses on the basis of headcount.

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

Treasury shares

Where the Company purchases its own equity share capital (treasury shares), the consideration paid, including any directly attributable incremental transaction costs is deducted from equity attributable to the owners of the Company until the shares are cancelled or reissued. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to owners of the Company.

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

The Company is also exposed to currency risk in respect of the foreign currency denominated assets and liabilities of its overseas subsidiaries. At present, the Company does not consider this to be a significant risk since the Company does not intend to move assets between group companies.

At December 31, 2012, the Company had outstanding currency exchange contracts to sell $71 million (2011: $54 million) for sterling. In addition, the Company utilizes option instruments which have various provisions that, depending on the spot rate at maturity, give either the Company or the counterparty the option to exercise. At December 31, 2012, the Company had outstanding currency options under which the Company may, under certain circumstances, be required to sell up to $90 million (2011: $207 million) for sterling. A common scenario with options of this type is that the spot price at expiry is such that neither the Company nor the counterparty chooses to exercise the option. At December 31, 2012, the Company had $190 million (2011: $178 million) of accounts receivable denominated in US dollars at that date, and US dollar cash, cash equivalents and short-term deposits of $22 million (2011: $13 million). Thus the Company’s US dollar assets exceeded its currency exchange contracts and currency options at the year end. Management assesses the volume and timing of currency exchange contracts taking into consideration both the current and expected future level of US dollar assets. Based on the predictable nature of the Company’s cash flows, the Company typically has a greater value of currency exchange contracts outstanding than US dollar assets held. As such, after the balance sheet date, the Company has entered into additional currency exchange contracts, returning the Company to its usual position in this regard, at the date of this report.

The Company has elected not to apply hedge accounting, and all movements in the fair value of derivative foreign exchange instruments are recorded in the income statement, offsetting the foreign exchange movements on the accounts receivable, cash and cash equivalents and short-term deposits balances being hedged.

In addition, certain customers remit royalties and licence fees in other currencies, primarily the Euro and Japanese yen. The Company is also required to settle certain expenses in these currencies, primarily in its French, German and Japanese subsidiaries, and as the net amounts involved are not considered significant, the Company does not take out forward-settling currency exchange contracts in these currencies.

As at December 31, 2012, if sterling had strengthened by 10% against foreign currencies with all other variables held constant, post-tax profit for the year would have been £12.1 million lower (2011: £4.7 million lower, 2010: £4.9 million lower), mainly as a result of the mix of financial instruments at respective year ends.

Interest rate risk

At December 31, 2012, the Company had £523.6 million (2011: £442.2 million) of interest-bearing assets. At December 31, 2012, 91% (2011: 92%) of interest-bearing assets (comprising cash and cash equivalents, short- and long-term deposits, loans and receivables, and the Company’s convertible loan notes), are at fixed rates and are therefore exposed to fair value interest rate risk. Floating rate cash earns interest based on relevant national LIBID or base rate equivalents and is therefore exposed to cash flow interest rate risk. The proportion of funds held in fixed rather than floating rate deposits is determined in accordance with the policy outlined under “Liquidity risk” below. Other financial assets, such as available-for-sale financial assets, are not directly exposed to interest rate risk.

Had interest rates been 1% (100 basis points) lower throughout the year, interest receivable would have reduced by approximately £5.3 million (2011: £3.4 million) and profit after tax by £4.0 million (2011: £2.6 million).

During 2012, the Company entered into a number of lease agreements for IT equipment which have been classified as finance leases.  Furthermore, the Company entered into a three-month fixed-rate debt facility for $160 million (£99.8 million) to facilitate the contribution to acquire rights to MIPS Technologies, Inc.’s portfolio of patents (see note 11).  This facility was fully settled by December 31, 2012. The Company had no borrowings during 2011.

The Company had no derivative financial instruments to manage interest rate fluctuations in place at the year end since the level of financing was not considered significant, and as such no hedge accounting is applied. The Company’s cash flow is carefully monitored on a daily basis. Excess cash, considering expected future cash flows, is placed on either short-term or long-term deposits to maximize the interest income thereon. Daily surpluses are swept into higher-interest earning accounts overnight.

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

(i)   Listed investments. At December 31, 2012 and December 31, 2011, the Company had no listed investments.

(ii)  Unlisted investments. The Company had unlisted investments (including convertible loan notes) with a carrying value as at December 31, 2012 of £13.8 million (2011: £27.3 million). A permanent 10% fall in the underlying value of these companies as at December 31, 2012 would therefore have reduced the Company’s post-tax profit by £1.0 million (2011: £1.9 million, 2010: £1.5 million) and resulted in a £nil (2011: £0.1 million) reduction in other components of equity.

Credit risk

Credit risk is managed on a Company basis. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions.

At December 31, 2011 and 2012, the Company had no significant concentrations of credit risk. The amount of exposure to any individual counterparty is subject to a limit, which is reassessed periodically by the directors.

Financial instrument counterparties are subject to pre-approval by the directors and such approval is limited to financial institutions with a Moody’s rating of at least A2/P-1, a Fitch rating of at least A/F1, or UK building societies with over £2 billion in assets, except in certain jurisdictions where the cash holding concerned is immaterial. At December 31, 2012 and 2011, the majority of the Company’s cash and cash equivalents, and short- and long-term deposits were deposited with major clearing banks and building societies in the UK and US in the form of money market deposits and corporate bonds for varying periods of up to two years.

At December 31, 2012, 93% of the Company’s cash and cash equivalents, and short- and long-term deposits were held with global financial institutions fulfilling the criteria noted above (2011: 90%).  The majority of the Company’s cash currently falling outside of the counterparty criteria is held with building societies that were within criteria when the deposits were placed, with the Company having raised the criteria threshold for them during 2012.

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

The Company markets and sells to a relatively small number of customers with individually large value transactions. At December 31, 2012, one (2011: two) customer accounted for over 10% of accounts receivable. This customer (for which some balances have been received since the year end and the outstanding balances are not yet due) is one of the many large companies that account in total for approximately 90% of the year end accounts receivable balance, where the risk of default on monies owed is deemed negligible. The Company performs credit checks on all customers (other than those paying in advance) in order to assess their creditworthiness and ability to pay its invoices as they become due. As such, the balance of accounts receivable not owed by large companies is still deemed by the directors to be of low risk of default due to the nature of the checks performed on them, and accordingly a relatively small allowance against these receivables is in place to cover this low risk of default.

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

Management monitors rolling forecasts of the Company’s short- and medium-term expected cash flows. This is carried out at both a local and a Company level with the local subsidiaries being funded by the Company as required.

The table below analyzes the Company’s financial liabilities into relevant maturity groupings based on the remaining period from the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

	Less than six months	Between six months and one year	Between one year and two years	Over two years
	£m	£m	£m	£m
At December 31, 2012:
Accounts payable	5.9	—	—	—
Accrued and other liabilities	46.8	—	—	—
Finance lease liabilities	0.8	2.1	2.2	0.7
At December 31, 2011:
Accounts payable	8.7	—	—	—
Accrued and other liabilities	45.7	1.7	0.9	—

The table below analyzes the Company’s derivative financial instruments into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Amounts due within 12 months equal their carrying balances as the impact of discounting is not significant.

	Less than three months million	Over three months but less than six months million	Between six months and one year million
Foreign exchange forward contracts – held-for-trading at December 31, 2012
Outflow	$51.0	$8.0	$12.0
Inflow	£31.9	£5.0	£7.5
Foreign exchange options – held-for-trading at December 31, 2012
Outflow (maximum)	$38.9	$37.3	$13.5
Inflow (maximum)	£25.3	£24.3	£8.6
Foreign exchange forward contracts – held-for-trading at December 31, 2011
Outflow	$54.0	$—	$—
Inflow	£34.7	£—	£—
Foreign exchange options – held-for-trading at December 31, 2011
Outflow (maximum)	$76.5	$69.0	$61.5
Inflow (maximum)	£49.2	£44.6	£40.3

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

The Company’s strategy is to have a capital structure that takes into account opportunities to invest in long-term profitable growth, prevailing trading conditions and the desire to improve balance sheet efficiency over time. The Company introduced a dividend in 2004 which has grown each year since. Between 2005 and 2008, an ongoing share buyback program was in place whereby 16% of the issued share capital was bought back at an average price of £1.22. In 2012, the interim dividend was increased by 20% and the directors are proposing a 35% increase in the final dividend, reflecting the Board’s long-term confidence in the business. No share buybacks were made in the year, though the program remains in place and will be used as and when the Board believe it is appropriate to do so. The capital structure is continually monitored by the Company.

Fair value of currency exchange contracts

The fair value of currency exchange contracts is estimated using the settlement rates. The estimation of the fair value of the asset in respect of currency exchange contracts was £1.4 at December 31, 2012 (2011: liability of £1.5 million). The resulting gains and losses on the movement of the fair value of currency exchange contracts is recognized in the income statement under general and administrative expenses, as shown below:

	2010 £m	2011 £m	2012 £m
(Loss)/gain in income statement	(0.7)	2.7	8.3

Valuation hierarchy

The table below shows the financial instruments carried at fair value by valuation method:

	Level 1*	Level 2*	Level 3*	Total
At December 31, 2012	£m	£m	£m	£m
Assets
Fair value through the income statement:
Currency exchange contracts	—	1.4	—	1.4
	—	1.4	—	1.4
Available-for-sale:
Other long-term financial assets	—	—	13.8	13.8
	—	—	13.8	13.8
Total Assets	—	1.4	13.8	15.2
Liabilities
Embedded derivatives	—	(2.5)	—	(2.5)
Total Liabilities	—	(2.5)	—	(2.5)

*
Level 1 valued using unadjusted quoted prices in active markets for identical instruments. Level 2 valued using techniques based significantly on observable market data. Level 3 valued using information other than observable market data.

	Level 1*	Level 2*	Level 3*	Total
At December 31, 2011	£m	£m	£m	£m
Assets
Fair value through the income statement:
Embedded derivatives	—	1.2	—	1.2
	—	1.2	—	1.2
Available-for-sale:
Other long-term financial assets	—	—	27.3	27.3
	—	—	27.3	27.3

	Level 1*	Level 2*	Level 3*	Total
At December 31, 2011	£m	£m	£m	£m
Total Assets	—	1.2	27.3	28.5
Liabilities
Currency exchange contracts	—	(1.5)	—	(1.5)
Total liabilities	—	(1.5)	—	(1.5)

Level 3 financial assets

	2011 £m	2012 £m
At January 1	20.3	27.3
Additions	8.3	3.2
Revaluation recognized through other comprehensive income	0.4	(0.4)
Disposals	(0.1)	(14.9)
Impairment recognized through income statement	(1.6)	(1.4)
At December 31	27.3	13.8

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

Impairment of goodwill

The Company tests goodwill for impairment at least annually. This requires an estimation of the value in use of the cash generating units (CGUs) to which goodwill is allocated. As discussed in detail in note 15, estimating the value in use requires the Company to make an estimate of the expected future cash flows from the CGUs and also to choose a suitable discount rate in order to calculate the present values of those cash flows. The discount rate is based on an estimate of the Company’s weighted average cost of capital. The Company uses a post-tax discount rate of  10% (2011: 10%)  (pre-tax discount rate of approximately 11% (2011: 11%)).

Revenue recognition

Revenue from the sale of license agreements which are designed to meet the specific requirements of each customer is recognized on a percentage-of-completion basis. Use of this method requires the directors to estimate the total project resource requirement and also any losses on uncompleted contracts. In addition, there are other areas of revenue recognition requiring estimates and judgments, the details of which can be found in the revenue recognition accounting policy.

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

2  Segmental reporting

At December 31, 2012, the Company was organized on a worldwide basis into three main business segments:

Processor Division (PD), encompassing those resources that are centered around microprocessor cores, including specific functions such as graphics IP, system IP, embedded software and configurable digital signal processing (DSP) IP.

Physical IP Division (PIPD), concerned with the building blocks necessary for translation of a circuit design into actual silicon.

System Design Division (SDD), focused on the tools and models used to create and debug software and system-on-chip (SoC) designs.

This is based upon the Company’s internal organization and management structure and is the primary way in which the CODM is provided with financial information. Whilst revenues are also reported into four main revenue streams (namely licensing, royalties, development systems and services), the costs, operating results and balance sheets are only analyzed into these three divisions. Further, the information provided to the CODM is based on the normalized profit before tax and therefore this information is provided as well as the equivalent profit stated under IFRS.

The reconciling items: intangible amortization; acquisition-related charges; share-based payment costs including payroll taxes; disposal/impairment of investments; share of results in joint venture; and Linaro-related charges are analyzed below in addition to an analysis of revenues; operating costs; investment income, net of interest payable and similar charges; profit/(loss) before tax; tax; profit/(loss) after tax; depreciation; capital expenditure; total assets and liabilities; net assets and goodwill for each segment and the Company in total.

Business segment information

For the year ended December 31, 2012	Processor Division £ million	Physical IP Division £ million	System Design Division £ million	Unallocated £ million	Company £ million
Segmental income statement
Revenues	473.9	68.3	34.7	—	576.9
Operating costs	(243.3)	(82.8)	(40.1)	(2.6)	(368.8)
Investment income, net of interest payable and similar charges	—	—	—	13.6	13.6
Share of results of joint venture	—	—	—	(0.7)	(0.7)
Profit/(loss) before tax	230.6	(14.5)	(5.4)	10.3	221.0
Tax	—	—	—	(60.3)	(60.3)
Profit/(loss) for the year	230.6	(14.5)	(5.4)	(50.0)	160.7
Reconciliation to normalized profit/(loss) before tax
Intangible amortization	2.4	0.8	—	—	3.2
Acquistion-related charges	3.1	1.7	—	0.8	5.6
Share-based payment cost including payroll taxes	30.0	8.6	6.8	—	45.4
Profit on sale of investments, net of impairment	0.6	—	—	—	0.6

For the year ended December 31, 2012	Processor Division £ million	Physical IP Division £ million	Systems Design Division £ million	Unallocated £ million	Company £ million
Share of results in joint venture	—	—	—	0.7	0.7
Normalized profit/(loss) before tax	266.7	(3.4)	1.4	11.8	276.5
Segmental balance sheet
Total assets	284.6	409.2	32.5	740.5	1,466.8
Total liabilities	(182.6)	(43.9)	(15.1)	(19.1)	(260.7)
Net assets	102.0	365.3	17.4	721.4	1,206.1
Other segmental items
Depreciation	6.7	2.5	1.6	—	10.8
Capital expenditure	22.4	6.3	4.5	—	33.2
Goodwill	138.0	367.0	14.4	—	519.4
Revenues (US dollar millions)	749.8	108.4	54.9	—	913.1
For the year ended December 31, 2011	Processor Division £ million	Physical IP Division £ million	Systems Design Division £ million	Unallocated £ million	Company £ million
Segmental income statement
Revenues	397.6	61.3	32.9	—	491.8
Operating costs	(223.8)	(81.1)	(41.2)	3.2	(342.9)
Investment income, net of interest payable and similar charges	—	—	—	8.0	8.0
Profit/(loss) before tax	173.8	(19.8)	(8.3)	11.2	156.9
Tax	—	—	—	(44.3)	(44.3)
Profit/(loss) for the year	173.8	(19.8)	(8.3)	(33.1)	112.6
Reconciliation to normalized profit/(loss) before tax
Intangible amortization	2.2	1.0	—	—	3.2
Acquisition-related charges	2.4	0.6	0.2	—	3.2
Share-based payment cost including payroll taxes	36.9	12.1	8.7	—	57.7
Disposal/impairment of investments	—	1.7	0.1	—	1.8
Linaro-related charges	6.9	—	—	—	6.9
Normalized profit/(loss) before tax	222.2	(4.4)	0.7	11.2	229.7
Segmental balance sheet
Total assets	274.6	419.9	30.9	574.4	1,299.8
Total liabilities	(155.3)	(40.1)	(15.0)	(28.2)	(238.6)
Net assets	119.3	379.8	15.9	546.2	1,061.2
Other segmental items
Depreciation	4.2	2.6	0.7	—	7.5
Capital expenditure	7.7	4.1	1.2	—	13.0
Goodwill	143.7	383.9	14.9	—	542.5
Revenues (US dollar millions)	$634.7	$97.9	$52.4	—	$785.0

Year ended December 31, 2010	Processor Division £ million	Physical IP Division £ million	Systems Design Division £ million	Unallocated £ million	Company £ million
Segmental income statement
Revenues	315.7	54.9	36.0	—	406.6
Operating costs	(179.2)	(82.5)	(39.5)	1.6	(299.6)
Investment income, net of interest payable and similar charges	—	—	—	3.6	3.6
Interest payable and similar charges	—	—	—	(0.5)	(0.5)
Profit/(loss) before tax	136.5	(27.6)	(3.5)	4.7	110.1
Tax	—	—	—	(24.1)	(24.1)
Profit/(loss) for the year	136.5	(27.6)	(3.5)	(19.4)	86.0
Reconciliation to normalized profit/(loss) before tax
Intangible amortization	2.2	8.4	0.8	—	11.4
Share-based payment cost including payroll taxes	25.0	9.9	7.0	—	41.9

Year ended December 31, 2010	Processor Division £ million	Physical IP Division £ million	Systems Design Division £ million	Unallocated £ million	Company £ million
Restructuring	(0.4)	—	—	—	(0.4)
Linaro-related charges	4.4	—	—	—	4.4
Normalized profit/(loss) before tax	167.7	(9.3)	4.3	4.7	167.4
Segmental balance sheet
Total assets	239.9	414.9	29.8	400.0	1,084.6
Total liabilities	(115.8)	(38.6)	(14.6)	(20.7)	(189.7)
Net assets	124.1	376.3	15.2	379.3	894.9
Other segmental items
Depreciation	3.0	2.5	0.6	—	6.1
Capital expenditure	3.9	2.8	0.7	—	7.4
Goodwill	139.5	377.8	15.0	—	532.3
Revenues (US dollar millions)	$490.8	$85.1	$55.4	—	$631.3

There are no inter-segment revenues. Unallocated operating costs consist of foreign gains and losses. Unallocated assets and liabilities include: cash and cash equivalents; short- and long-term deposits; available-for-sale financial assets; loans and receivables; embedded derivatives; fair value of currency exchange contracts; deferred tax balances; current tax; and VAT. Capital expenditure comprises additions to property, plant and equipment and computer software intangible assets.

During the year ended December 31, 2012 one customer (within all three business segments) accounted for 15% of the Company’s total revenues amounting to £84.0 million (2011: one customer accounted for 11%).

The results of each segment have been prepared using accounting policies consistent with those of the Company as a whole.

Geographical information

The Company manages its business segments on a global basis. The operations are based in three main geographical areas. The United Kingdom is the home country of the parent company. The main operations are in the following principal territories:

·	Europe

·	United States

·	Asia Pacific

Analysis of revenue by destination*:

	2010 £ million	2011 £ million	2012 £ million
United States	151.4	187.7	215.9
South Korea	48.7	63.8	95.0
China	35.9	47.6	71.2
Taiwan	53.3	63.6	69.2
Japan	46.4	50.0	46.6
Netherlands	14.8	15.4	15.8
Germany	16.3	21.7	15.4
Switzerland	13.3	11.7	14.0
Rest of Europe	13.9	12.2	19.0
Rest of Asia Pacific	11.5	16.3	13.6
Rest of North America	1.1	1.8	1.2
	406.6	491.8	576.9

*	Destination is defined as the location of the Company’s customers’ operations.

The Company’s revenue within the home country of the parent company amounted to £5.5 million, £1.5 million and £3.8 million for the years ended December 31, 2012, 2011 and 2010, respectively.

The Company’s exports from the United Kingdom were £560.3 million, £480.1 million and £391.0 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Analysis of revenue by origin:

	2010 £ million	2011 £ million	2012 £ million
Europe*	396.4	483.5	567.8
United States	9.9	8.2	9.1
Asia Pacific	0.3	0.1	—
	406.6	491.8	576.9

*	Includes the United Kingdom which had total revenues of £565.8 million in 2012 (2011: £481.6 million, 2010: £394.8 million).

Analysis of revenue by revenue stream:

	2010 £ million	2011 £ million	2012 £ million
Royalties	217.6	252.4	299.8
Licensing	132.5	180.5	214.0
Development systems	36.0	32.9	34.7
Services	20.5	26.0	28.4
	406.6	491.8	576.9

Analysis of non-current assets (excluding deferred tax assets, goodwill and other intangible assets):

	2010 £ million	2011 £ million	2012 £ million
Europe*	43.1	122.9	193.8
United States	7.1	6.9	5.2
Asia Pacific	2.8	3.0	3.1
	53.0	132.8	202.1

*
Includes the United Kingdom which had non-current assets (excluding deferred tax assets, goodwill and other intangible assets) of £192.8 million in 2012 (2011: £122.4 million, 2010: £42.7 million), of which long-term deposits accounted for £141.3 million (2011: £83.1 million, 2010: £15.0 million).

3  Key management compensation and directors’ emoluments

Key management compensation

The directors are of the opinion that the key management of the Company comprises the executive and non-executive directors of ARM Holdings plc together with the Executive Committee (comprising all directors of ARM Limited and certain senior management). These persons have authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly. At December 31, 2012, key management comprised 19 people (2011: 22). On January 1, 2013 three new members of the Executive Committee were appointed bringing the total number to 22.

The aggregate amounts of key management compensation are set out below:

	2010 £ million	2011 £ million	2012 £ million
Salaries and short-term employee benefits	8.4	9.9	8.9
Share-based payments	3.0	3.5	3.4

	2010 £ million	2011 £ million	2012 £ million
Post-employment benefits	0.4	0.4	0.2
	11.8	13.8	12.5

Directors’ emoluments

The aggregate emoluments of the directors of the Company are set out below:

	2010 £ million	2011 £ million	2012 £ million
Aggregate emoluments in respect of qualifying services	4.6	5.5	5.0
Aggregate Company pension contributions to money purchase schemes	0.2	0.2	0.1
Aggregate gains on exercise of share options	6.2	1.1	1.8
Aggregate amounts receivable under the Long Term Incentive Plan	5.2	24.2	21.2
	16.2	31.0	28.1

4  Employee information

The average number of persons, including executive directors, employed by the Company during the year was:

	2010 Number	2011 Number	2012 Number
By segment
Processor Division	1,031	1,225	1,398
Physical IP Division	496	488	557
Systems Design Division	272	283	306
	1,799	1,996	2,261

	2010 Number	2011 Number	2012 Number
By activity
Research and development	1,208	1,366	1,581
Sales and marketing	337	349	367
General and administrative	254	281	313
	1,799	1,996	2,261

	2010 £ million	2011 £ million	2012 £ million
Staff costs (for the above persons)
Wages and salaries	124.4	142.2	161.5
Medical care costs	4.2	4.4	5.0
Restructuring costs	0.4	—	—
Share-based payments (note 23)	27.1	40.5	37.1
Social security costs	16.3	26.2	30.2
Provision for social security costs on share awards	11.6	4.9	(6.1)
Other pension costs	5.9	6.8	8.0
	189.9	225.0	235.7

5  Profit before tax: analysis of expenses by nature

The following items have been charged/(credited) to the income statement in arriving at profit before tax:

	2010 £ million	2011 £ million	2012 £ million
Staff costs, including share-based payments (note 4)	189.9	225.0	235.7
Cost of inventories recognized as an expense	3.3	2.8	3.2
Depreciation of property, plant and equipment – owned assets (note 14)	6.1	7.5	9.5
Depreciation of property, plant and equipment – under finance leases (note 14)	—	—	1.3
Amortization of other intangible assets (note 16)	13.8
Cost of revenues	0.3	0.3	0.3
Research and development expenses	3.5	2.4	2.3
Sales and marketing expenses	7.8	0.8	0.9
General and administrative expenses	2.2	2.2	3.1
Impairment of available-for-sale financial assets (note 13)	—	1.6	1.4
Loss/(profit) on disposal of available-for-sale financial assets	—	0.1	(0.8)
Loss on disposal of property, plant and equipment	0.2	—	—
Other operating lease rentals payable:
Plant and machinery	21.8	24.9	24.0

	2010 £ million	2011 £ million	2012 £ million
Property	6.3	6.8	7.6
Accounts receivables impairment (including movement in provision)	(0.9)	—	0.4
Fair value movement on embedded derivatives	0.2	1.2	3.7
Other foreign exchange gains	(1.7)	(4.2)	(1.9)

Services provided by the Company’s auditor and its associates

During the year the Company (including its overseas subsidiaries) obtained the following services from the Company’s auditor and its associates:

	2010 £ million	2011 £ million	2012 £ million
Fees payable to the Company’s auditor and its associates for the audit of the Company and consolidated financial statements	0.3	0.3	0.3
Fees payable to the Company’s auditor and its associates for other services:
The audit of the Company’s subsidiaries	0.2	0.2	0.2
Audit related assurance services (services pursuant to Section 404 of the Sarbanes-Oxley Act)	0.2	0.2	0.3
Other assurance services	0.1	0.1	0.1
Statutory audit, financial reporting and other related services	0.8	0.8	0.9
Tax advisory services	0.2	0.1	0.2
Tax compliance services	—	0.1	0.1
All other non-audit services*	—	0.1	0.1
	1.0	1.1	1.3
* All other non-audit services consist predominantly of fees for the performance of royalty audits`

6  Tax

Analysis of charge in the year:

	2010 £ million	2011 £ million	2012 £ million
Current tax:
Current tax on profits for the year	31.4	45.7	47.5
Adjustments in respect of prior years	0.3	(0.1)	(0.5)
Total current tax	31.7	45.6	47.0
Deferred tax	(7.6)	(1.3)	13.3
Income tax expense	24.1	44.3	60.3

Analysis of tax on items charged to equity:

	2010 £ million	2011 £ million	2012 £ million
Deferred tax (credit)/charge on outstanding share options and awards	(29.0)	(23.2)	9.7
Current tax benefit on share options and awards	(7.6)	(22.2)	(27.4)
Deferred tax charge/(credit) on available-for-sale financial assets	—	0.1	(0.1)

The tax charge for the year was different from the standard rate of corporation tax in the United Kingdom as explained below:

	2010 £ million	2011 £ million	2012 £ million
Profit before tax	110.0	156.9	221.0
Profit before tax at the corporation tax rate of 24.5% (2011: 26.5%, 2010: 28%)	30.8	41.6	54.2
Effects of:
Adjustments to tax in respect of prior years	0.3	(0.1)	(0.5)
Adjustments in respect of foreign tax rates	1.2	2.9	5.0
Research and development tax credits*	(7.3)	(10.2)	(5.5)
Permanent differences–other**	1.4	(1.1)	2.4
Permanent differences-derecognition of U.S. deferred tax assets***	(4.0)	—	3.4
Foreign withholding tax	2.0	10.4	1.0
Amortization of other intangible assets	(0.6)	(0.1)	—
Impact of share-based payments	0.3	0.9	0.3
Total taxation	24.1	44.3	60.3

*
The provisions extending the US federal R&D tax credits into 2012 were signed on January 2, 2013. However, since the provisions were not enacted until after the year end, the benefit of the 2012 R&D tax credits will be accounted for in 2013.

**	Includes expenditure disallowable for tax purposes and remeasurement of deferred tax assets due to reduction in UK and US tax rates.

***
On November 6, 2012, California enacted legislation which changed the way in which US based companies identify the amount of income and profit which is subject to California state tax. The impact of this change has been to reduce the Company's expected future California tax and a partial valuation allowance has been made against the California R&D tax credits deferred tax asset, as they are now unlikely to be fully utilized.

Deferred tax

Deferred tax is calculated in full on temporary differences under the liability method using the tax rate relevant to each tax jurisdiction.

The movement on the deferred tax account is shown below:

	2010 £ million	2011 £ million	2012 £ million
At January 1	42.0	78.3	105.9
Income statement credit/(charge)	7.6	1.3	(13.3)
Adjustment in respect of share-based payments	29.0	23.2	(9.7)
Prior year movement from/(to) current tax assets	—	2.6	(11.6)
Exchange differences	(0.3)	0.6	(1.3)
Revaluation of available-for-sale financial assets	—	(0.1)	0.1
At December 31	78.3	105.9	70.1

Deferred tax assets have been partially recognized in respect of tax losses and other temporary differences giving rise to deferred tax assets because it is not probable that the unrecognized portion of these assets will be recovered.

The amount of deferred tax assets unrecognized at December 31, 2012 was £4.4 million (2011: £1.2 million). The unrecognized deferred tax asset relates to historic losses of an overseas subsidiary that may remain unutilized due to restrictions imposed by local tax legislation and California R&D tax credits referred to above.

No deferred tax has been recognized in respect of a further £35.0 million (2011: £65.0 million) of unremitted earnings of overseas subsidiaries because the Company is in a position to control the timing of the reversal of the differences and either it is probable that such differences will not reverse in the foreseeable future or no tax is payable on the reversal.

The March 2012 Budget included changes to the main rates of tax for UK companies. The main rate of corporation tax decreased from 26% to 24% from April 1, 2012. The Budget also announced the reduction in the main rate of corporation tax from 24% to 23% from April 1, 2013. This was substantively enacted on July 3, 2012. These changes have not had a material impact on the deferred tax balances as at December 31, 2012.

The introduction of the new patent box regime is likely to have a significant impact on the Company from a UK tax perspective. The new regime looks to tax all relevant profits attributable to patented technology at a reduced rate of 10%. The rules are to be phased in over 5 years from April 1, 2013 – a company will be entitled to only 60% of the deduction in financial year 2013/14, rising to 100% by 2017/18. All deferred tax balances at December 31, 2012 are calculated using statutory corporation tax rates.

The movements in deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction as permitted by IAS 12) during the year are shown below. Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the balances net.

Deferred tax assets

	Amounts relating to share-based payments £ million	Temporary differences relating to fixed assets £ million	Tax losses and R&D tax credits carried forward £ million	Non-deductible reserves £ million	Other £million	Total £ million
At January 1, 2012	59.5	4.6	30.9	12.7	—	107.7
Prior year movement to current tax assets	—	—	(11.6)	—	—	(11.6)
Income statement (charge)/credit	(0.1)	(2.0)	(9.1)	(3.2)	0.6	(13.8)
Movement on deferred tax arising on outstanding share options and awards	(15.9)	—	—	—	—	(15.9)
Unutilized current year share option deductions	—	—	6.2	—	—	6.2
Exchange differences	—	—	(1.3)	—	—	(1.3)
At December 31, 2012 (prior to offsetting)	43.5	2.6	15.1	9.5	0.6	71.3
Offsetting of deferred tax liabilities						(1.2)
At December 31, 2012 (after offsetting)						70.1
At January 1, 2011	45.2	5.9	19.9	9.6	—	80.6
Prior year movement from current tax assets	—	—	2.6	—	—	2.6
Income statement credit/(charge)	4.3	(1.0)	(4.5)	1.9	—	0.7
Movement on deferred tax arising on outstanding share options and awards	9.1	—	—	—	—	9.1
Unutilized current year share option deductions	—	—	14.1	—	—	14.1
Reclassification	0.9	(0.3)	(1.8)	1.2	—	—
Exchange differences	—	—	0.6	—	—	0.6
At December 31, 2011 (prior to offsetting)	59.5	4.6	30.9	12.7	—	107.7
Offsetting of deferred tax liabilities						(1.8)
At December 31, 2011 (after offestting)						105.9

Deferred tax liabilities

	Amounts relating to intangible assets arising on acquisition £ million	Temporary difference on available-for-sale financial assets £ million	Other £ million	Total £ million
At January 1, 2012	1.3	0.1	0.4	1.8
Movement in respect on amortization of intangible assets	(0.2)	—	—	(0.2)
Movement through reserves	—	(0.1)	—	(0.1)
Other short-term differences	—	—	(0.3)	(0.3)
At December 31, 2012 (prior to offsetting)	1.1	—	0.1	1.2
Offsetting of deferred tax assets				(1.2)
At December 31, 2012 (after offsetting)				—
At January 1, 2011	1.5	—	0.8	2.3
Movement in respect on amortization of intangible assets	(0.2)	—	—	(0.2)
Movement through reserves	—	0.1	—	0.1
Other short-term differences	—	—	(0.4)	(0.4)
At December 31, 2011 (prior to offsetting)	1.3	0.1	0.4	1.8
Offsetting of deferred tax assets				(1.8)
At December 31, 2011 (after offsetting)				—

The deferred tax liability due after more than one year prior to offsetting is £0.8 million (2011: £1.0 million).

7  Dividends

	2010 £ million	2011 £ million	2012 £ million
Final 2009 paid at 1.45 pence per share	19.0	—	—
Interim 2010 paid at 1.16 pence per share	15.3	—	—
Final 2010 paid at 1.74 pence per share	—	23.4	—
Interim 2011 paid at 1.39 pence per share	—	18.8	—
Final 2011 paid at 2.09 pence per share	—	—	28.8
Interim 2012 paid at 1.67 pence per share	—	—	23.0
	34.3	42.2	51.8

In addition, the directors are proposing a final dividend in respect of the financial year ended December 31, 2012 of 2.83 pence per share which will absorb an estimated £40 million of shareholders’ funds. Subject to approval at the 2013 AGM, it will be paid on May 17, 2013 to shareholders who are on the register of members on April 19, 2013.

8  Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held as treasury stock which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Company had two categories of dilutive potential ordinary shares during the year: those being share options granted to employees and directors where the exercise price is less than the average market price of the Company’s ordinary shares during the year and the awards made under the Company’s Restricted Stock Unit (RSU), Deferred Annual Bonus Plan (DAB) and Long Term Incentive Plan

(LTIP) schemes. For 2012, 2011 and 2010, no shares that were allocated for awards under the LTIP were included in the diluted EPS calculation as the performance criteria could not be measured until the conclusion of the performance period.

Reconciliations of the earnings and weighted average number of shares used in the calculations are shown on the face of the consolidated income statement.

9  Cash and cash equivalents

	2011 £ million	2012 £ million
Cash at bank and in hand	26.8	46.3

The carrying amount approximates to fair value because of the short-term maturity of these instruments being no greater than three months.

10  Accounts receivable

	2011 £ million	2012 £ million
Trade debtors (including receivables from related parties – see note 27)	116.4	119.1
Less: Provision for impairment of trade debtors	(1.7)	(2.4)
Trade debtors, net	114.7	116.7
Amounts recoverable on contracts	4.9	7.8
Current accounts receivable	119.6	124.5

Movements in the Company’s provision for impairment of trade debtors are as follows:

	2010 £ million	2011 £ million	2012 £ million
At January 1	(2.4)	(2.1)	(1.7)
Credit/(charge) to income statement	0.9	—	(0.4)
(Reclassified)/Utilized	(0.5)	0.4	(0.4)
Foreign exchange	(0.1)	—	0.1
At December 31	(2.1)	(1.7)	(2.4)

See also note 19 for further disclosure regarding the credit quality of the Company’s gross trade debtors.

11  Prepaid expenses and other assets

	2011 £ million	2012 £ million
Other receivables	9.3	10.4
Prepayments and accrued income	21.4	125.2
Current prepaid expenses and other assets	30.7	135.6
Plus: non-current prepayments and accrued income	2.3	2.0
Total prepaid expenses and other assets	33.0	137.6

Included within prepayments and accrued income is a prepayment amounting to £103.7 million which is the Company’s contribution to acquire rights to MIPS Technologies, Inc.’s portfolio of patents. This transaction received MIPS shareholders approval on February 6, 2013.

12  Inventories

	2011 £ million	2012 £ million
Finished goods	2.7	2.5
Less: Provision for obsolescence of inventories	(0.2)	(0.2)
	2.5	2.3

13  Available-for-sale financial assets

Long-term investments	2011 £ million	2012 £ million
Net book value
At January 1	20.3	27.3
Additions (including capitalized interest in 2012 of £0.2 million)	8.3	3.2
Revaluation recognized through other comprehensive income	0.4	(0.4)
Disposals	(0.1)	(14.9)
Impairment recognized through income statement (general and administrative expenses)	(1.6)	(1.4)
At December 31	27.3	13.8

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

The Company’s investments include the following companies:

·	Amantys Limited

·	Ambiq Micro Inc.

·	Arteris Holdings Inc.

·	Calxeda Inc.

·	Carbon Design Systems Inc.

·	Cyclos Semiconductor Inc.

·	eSol Co. Ltd.

·	Ideaworks 3D Limited

·	Shanghai Walden Venture Capital Enterprise

·	Thunder Software Technology Co. Ltd.

·	Triad Semiconductor Inc

During the year the Company disposed of its investments in Cognovo Limited and Nethra Imgaing Inc.

Available-for-sale financial assets include the following:

	2011 £ million	2012 £ million
Unlisted equity securities – United Kingdom	1.7	3.7
Unlisted equity securities – China	2.0	2.0
Unlisted equity securities – Japan	0.9	0.9
Unlisted equity securities – United States	8.6	5.9
Convertible loan notes – United Kingdom	13.3	1.3
Convertible loan notes – United States	0.8	—
Total non-current financial assets	27.3	13.8

Available-for-sale financial assets are denominated in the following currencies:

	2011 £ million	2012 £ million
Sterling	26.5	12.5
US dollars	0.8	1.3
Total financial assets	27.3	13.8

14  Property, plant and equipment

	Freehold buildings £ million	Leasehold improvements £ million	Computer equipment £ million	Fixtures, fittings and motor vehicles £ million	Assets in the course of construction £ million	Total £ million
Cost
At January 1, 2012	0.2	18.0	32.5	5.7	0.9	57.3
Additions	—	1.7	14.0	1.1	12.4	29.2
Transfers	—	4.9	4.9	—	(9.8)	—
Disposals	—	(1.1)	(1.8)	(0.2)	—	(3.1)
Exchange differences	—	(0.4)	(0.8)	(0.2)	—	(1.4)
At December 31, 2012	0.2	23.1	48.8	6.4	3.5	82.0
Accumulated depreciation
At January 1, 2012	0.1	13.5	21.8	3.8	—	39.2
Charge for the year	—	1.8	8.1	0.9	—	10.8
Disposals	—	(1.1)	(1.8)	(0.2)	—	(3.1)
Exchange differences	—	(0.3)	(0.6)	(0.1)	—	(1.0)
At December 31, 2012	0.1	13.9	27.5	4.4	—	45.9
Net book value At December 31, 2012	0.1	9.2	21.3	2.0	3.5	36.1

	Freehold buildings £ million	Leasehold improvements £ million	Computer equipment £ million	Fixtures, fittings and motor vehicles £ million	Assets in the course of construction £ million	Total £ million
Cost
At January 1, 2011	0.2	17.7	25.9	5.3	—	49.1
Additions	—	0.6	10.0	0.7	0.9	12.2
Disposals	—	(0.2)	(2.7)	(0.2)	—	(3.1)
Exchange differences	—	(0.1)	(0.7)	(0.1)	—	(0.9)
At December 31, 2011	0.2	18.0	32.5	5.7	0.9	57.3
Accumulated depreciation
At January 1, 2011	0.1	12.2	19.7	3.3	—	35.3
Charge for the year	—	1.5	5.2	0.8	—	7.5
Disposals	—	(0.1)	(2.7)	(0.2)	—	(3.0)
Exchange differences	—	(0.1)	(0.4)	(0.1)	—	(0.6)
At December 31, 2011	0.1	13.5	21.8	3.8	—	39.2

	Freehold buildings £ million	Leasehold improvements £ million	Computer equipment £ million	Fixtures, fittings and motor vehicles £ million	Assets in the course of construction £ million	Total £ million
Net book value
At December 31, 2011	0.1	4.5	10.7	1.9	0.9	18.1
At January 1, 2011	0.1	5.5	6.2	2.0	—	13.8

Included within computer equipment are assets with net book value of £7.7 million (2011: nil) held under finance leases.

15  Goodwill

£ million
At January 1, 2011	532.3
Exchange differences	3.7
Acquisition – Obsidian	3.2
Acquisition – Prolific	3.3
At December 31, 2011	542.5
Exchange differences	(23.1)
At December 31, 2012	519.4

During the fourth quarter of 2012, the Company tested its balance of goodwill for impairment in accordance with IAS 36, “Impairment of assets.” No impairment charge was recorded as a result of this annual impairment test.

Goodwill is allocated to the Company’s CGUs according to business segment. The carrying amounts of goodwill by CGU at December 31, 2012 are summarized below:

	Processor Division £ million	Physical IP Division £ million	System Design Division £ million	Company £ million
Goodwill relating to Artisan	121.3	363.9	—	485.2
Goodwill relating to Falanx	9.4	—	—	9.4
Goodwill relating to Axys	—	—	7.5	7.5
Goodwill relating to KEG and KSI	—	—	6.9	6.9
Goodwill relating to Prolific	—	3.1	—	3.1
Goodwill relating to Obsidian	3.1	—	—	3.1
Goodwill relating to Logipard	2.1	—	—	2.1
Goodwill relating to other acquisitions	2.1	—	—	2.1
Goodwill at December 31, 2012	138.0	367.0	14.4	519.4
Goodwill at December 31, 2011	143.7	383.9	14.9	542.5

The recoverable amount for each CGU has been measured based on a value-in-use calculation.

Allocation of goodwill relating to Artisan

The directors believed that, in addition to forming the basis of the Physical IP Division (PIPD), the Company’s acquisition of Artisan in 2004 would provide a benefit to the Processor Division (PD) for the following reasons:

-
The development of faster and more power-efficient microprocessors as a result of collaboration between PD and PIPD engineering teams. This is expected to generate more PD licensing deals at higher values; and

-	The potential for PD to win more microprocessor licensing business as a result of ARM being able to offer both processor and physical IP in-house.

The goodwill relating to Artisan was allocated between the two divisions accordingly.

PD

The Processor Division encompasses those resources that are centered around microprocessor cores, including specific functions such as graphics IP, system IP, embedded software IP and configurable DSP IP.

The key assumptions in the value-in-use calculations were:

Period of projected cash flows The directors have used a ten-year forecast period with an assumed terminal growth rate after 2022 of 3% per annum. Given the long-term nature of the ARM licensing and royalty business model, it is considered appropriate to use a ten-year forecast period to assess the expected future cash flows to be generated from the assets under review.

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

The key assumptions in the value-in-use calculations were:

Period of projected cash flows The directors have used a ten-year forecast period with an assumed terminal growth rate after 2022 of 3% per annum. Given the long-term nature of the ARM licensing and royalty business model, it is considered appropriate to use a ten-year forecast period to assess the expected future cash flows to be generated from the assets under review.

This timescale is consistent with ARM’s experience in developing the processor licensing and royalty model. ARM has signed around 960 processor licences with more than 320 customers over the last 20 years with less than half of these paying royalties thus far. As royalty revenues are a function of cumulative licensing, royalty growth gathers momentum as the licensing base grows – ARM processor royalties have increased from $38 million in 2002 to $418 million in 2012.

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

US dollar licence revenues increased by 6% year-on-year in 2012 and royalty revenues increased by 15%. The increase in revenues was due mainly to further success in signing licences for leading edge physical IP technology. As a result, backlog increased by 50% in 2012 compared with the beginning of the year. This uplift in licensing activity is expected to translate into growth in royalty revenues in future years. The directors believe that the investment in the physical IP technology portfolio in recent years will not only generate growth in physical IP revenue in future years, but also contribute significantly to the success of PD due to the synergistic benefits of the combined technologies. An estimate of the increased benefits to PD arising as a result of the combination with physical IP products is taken in to account in calculating the value-in-use for PIPD. Demand for Processor Optimization Packs (POPs) continued to be strong in 2012 with a number of partners taking licenses alongside PD processors.  POPs enable an enhanced and deterministic outcome for licensees when implementing ARM processors.

Operating margins Operating margins are assumed to increase gradually over time to in excess of 20% by the end of the forecast period. In 2012, PIPD continued to make progress and recorded a smaller loss on a normalized basis than for the previous year. This was mostly as a result of increased revenues offset by continued investment in the development of leading-edge technology.  Margins are expected to improve significantly in future years as licence revenues from leading-edge products gather pace. Growth in high margin royalty revenues will further improve profitability. Costs are expected to grow relatively slowly in real terms.

Discount rate Future cash flows are discounted at a rate of 10% per annum post tax. The directors are confident that the amount of goodwill allocated to PIPD and the assumptions used in estimating its fair value are appropriate.

Whilst it is conceivable that a key assumption in the calculation could change, the directors believe that no reasonably foreseeable changes to key assumptions would result in an impairment of goodwill, such is the margin by which the estimated fair value exceeds the carrying value. The overall assessment is most sensitive to changes in the assumed revenues and benefits to the Processor Division. The directors have considered the impact of a number of scenarios on the overall valuation of the PIPD business, including a considerable reduction in the benefits assumed to be provided to the Processor Division. The results of this sensitivity analysis showed that applying a range of reasonable variations to the key assumptions would not change the conclusion that no impairment in the carrying value of the goodwill is required at December 31, 2012.

System Design Division (SDD)

The System Design Division develops and sells the tools and models used to create and debug software and SoC designs.

The key assumptions in the value-in-use calculations were:

Period of projected cash flows The directors have used a five-year forecast period with an assumed terminal growth rate after 2017 of 3% per annum. It is considered appropriate to use a five-year forecast period to properly reflect the weighted average period over which the benefits of the acquisitions of Axys, KEG and KSI are expected to accrue.

Revenue growth Revenue growth assumptions are based on financial budgets and forecasts approved by senior management, taking into account typical semiconductor industry growth rates and ARM’s historical experience in the context of wider industry and economic conditions.

Operating margins Operating margins are assumed to grow gradually during the period.

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

16  Other intangible assets

	Computer software £ million	Patents and licenses £ million	In-process research and development £ million	Developed technology £ million	Existing agreements and customer relationships £ million	Core technology £ million	Trademarks and tradenames £ million	Order backlog £ million	Total £ million
Cost
At January 1, 2012	10.4	25.4	6.2	41.0	55.5	17.6	4.7	2.1	162.9
Additions	4.0	1.4	—	—	—	—	—	—	5.4
Disposals	(0.2)	—	—	—	—	—	—	—	(0.2)
Exchange differences	(0.1)	—	(0.3)	(1.4)	(2.2)	(0.8)	(0.2)	(0.1)	(5.1)
At December 31, 2012	14.1	26.8	5.9	39.6	53.3	16.8	4.5	2.0	163.0

	Computer software £ million	Patents and licenses £ million	In-process research and development £ million	Developed technology £ million	Existing agreements and customer relationships £ million	Core technology £ million	Trademarks and tradenames £ million	Order backlog £ million	Total £ million
Accumulated amortization
At January 1, 2012	9.0	20.8	6.2	37.7	54.6	15.3	4.7	2.1	150.4
Charge for the year	1.6	2.3	—	1.4	0.4	0.9	—	—	6.6
Disposals	(0.2)	—	—	—	—	—	—	—	(0.2)
Exchange differences	(0.1)	—	(0.3)	(1.4)	(2.2)	(0.7)	(0.2)	(0.1)	(5.0)
At December 31, 2012	10.3	23.1	5.9	37.7	52.8	15.5	4.5	2.0	151.8
Net book value at December 31, 2012	3.8	3.7	—	1.9	0.5	1.3	—	—	11.2

	Computer software £ million	Patents and licenses £ million	In-process research and development £ million	Developed technology £ million	Existing agreements and customer relationships £ million	Core technology £ million	Trademarks and tradenames £ million	Order backlog £ million	Total £ million
Cost
At January 1, 2011	9.8	25.4	6.2	38.8	55.1	14.8	4.6	2.0	156.7
Additions	0.8	—	—	—	—	—	—	—	0.8
Acquisition of subsidiaries	—	—	—	2.3	0.2	2.6	—	—	5.1
Disposals	(0.1)	—	—	—	—	—	—	—	(0.1)
Exchange differences	(0.1)	—	—	(0.1)	0.2	0.2	0.1	0.1	0.4
At December 31, 2011	10.4	25.4	6.2	41.0	55.5	17.6	4.7	2.1	162.9
Accumulated amortization
At January 1, 2011	8.4	18.7	6.2	35.9	53.9	14.8	4.6	2.0	144.5
Charge for the year	0.8	2.1	—	1.9	0.5	0.4	—	—	5.7
Disposals	(0.1)	—	—	—	—	—	—	—	(0.1)
Exchange differences	(0.1)	—	—	(0.1)	0.2	0.1	0.1	0.1	0.3
At December 31, 2011	9.0	20.8	6.2	37.7	54.6	15.3	4.7	2.1	150.4
Net book value at December 31, 2011	1.4	4.6	—	3.3	0.9	2.3	—	—	12.5
At January 1, 2011	1.4	6.7	—	2.9	1.2	—	—	—	12.2

17  Accrued and other liabilities

	2011 £ million	2012 £ million
Accruals
Provision for payroll taxes on share awards	22.6	16.5
Employee bonus and sales commissions	23.7	23.8
Other accruals	31.8	31.0
Total Accruals	78.1	71.3
Other taxation and social security	2.8	3.4
Other payables	4.0	4.6
	84.9	79.3

18  Finance lease liabilities

	2011 £ million	2012 £ million
Gross finance lease liabilities – minimum lease payments:
Within one year	—	3.1
In the second to fifth years inclusive	—	3.0
Less: future finance charges	—	(0.3)
Present value of lease obligations	—	5.8
Amounts due for settlement within 12 months	—	2.9
Amounts due for settlement after 12 months	—	2.9
Present value of lease obligations	—	5.8

The Company has entered into a three and a four year finance lease arrangement in respect of certain IT equipment.

19  Financial instruments

(a)   Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below:

Financial assets

	Loans and receivables £ million	Assets at fair value through the income statement £ million	Available-for-sale £ million	Total £ million
At December 31, 2012
Cash and cash equivalents	46.3	—	—	46.3
Short-term deposits	340.0	—	—	340.0
Currency exchange contracts	—	1.4	—	1.4
Accounts receivable (gross of impairment provision)	126.9	—	—	126.9
Total current financial assets	513.2	1.4	—	514.6
Available-for-sale financial assets - unlisted	—	—	13.8	13.8
Long-term deposits	141.3	—	—	141.3
Loans and receivables	2.1	—	—	2.1
Total non-current financial assets	143.4	—	13.8	157.2
Total financial assets	656.6	1.4	13.8	671.8
At December 31, 2011
Cash and cash equivalents	26.8	—	—	26.8
Short-term deposits	319.1	—	—	319.1
Embedded derivatives	—	1.2	—	1.2
Accounts receivable (gross of impairment provision)	121.3	—	—	121.3
Total current financial assets	467.2	1.2	—	468.4
Available-for-sale financial assets - unlisted	—	—	27.3	27.3
Long-term deposits	83.1	—	—	83.1
Loans and receivables	2.0	—	—	2.0
Total non-current financial assets	85.1	—	27.3	112.4
Total financial assets	552.3	1.2	27.3	580.8

Financial liabilities

	2011 £ million	2012 £ million
Liabilities at amortized cost at December 31:
Accounts payable	8.7	5.9
Accrued and other liabilities *	48.3	46.8
Finance lease liabilities	—	5.8
	57.0	58.5
Liabilities at fair value through the income statement at December 31:
Embedded derivatives	—	2.5
Currency exchange contracts	1.5	—
Total financial liabilities	58.5	61.0
* Non-financial liabilities are excluded from the accrued and other liabilities balance as this analysis is required only for financial instruments

Loans and receivables

During 2010 the Company invested £2.5 million in an interest-free charitable bond with Future Business. This was recognized in loans and receivables at its initial fair value of £1.9 million measured using the effective interest method, which resulted in a charge of £0.6 million being recognized as interest payable and similar charges during 2010. The carrying value of this investment amounted to £2.1 million at December 31, 2012 (2011: £2.0 million), with £0.1 million being recognized as interest receivable during 2012 (2011: £0.1 million).

Short-term deposits

The effective interest rate on short-term deposits outstanding at the year end was 2.70% (2011: 2.44%) and these deposits have an average maturity of 190 days (2011: 197 days).

Long-term deposits

The effective interest rate on long-term deposits outstanding at the year end was 3.32% (2011: 3.18%)  and these deposits have an average maturity of 489 days (2011: 532 days).

(b)   Credit quality of financial assets

Trade debtors

On a quarterly basis, all trade debtors more than three months overdue are considered for impairment on a line-by-line basis. Either a provision is made or the lack thereof is justified, with review by senior members of the Company’s finance team.

	2011 £ million	2012 £ million
Trade debtors (gross of impairment provision):
Not yet due	89.5	80.1
Under 90 days overdue	21.1	27.3
Over 90 days but not provided for	4.1	9.3
Fully provided for	1.7	2.4
Total	116.4	119.1

As shown above, at December 31, 2012 trade debtors less than 90 days overdue amounted to £27.3 million. Of those outstanding at December 31, 2012, £13.2 million had been collected by February 25, 2013 and £10.9 million were owed by large, established customers. Similarly, debtors more than 90 days overdue and not provided for amounted to £9.3 million of which £3.7 million had been collected by February 25, 2013 and £1.3 million was owed by large, established customers. For the remainder, discussions regarding repayment are ongoing and repayment schedules have been agreed with the customers concerned. These will be monitored on a quarterly basis in accordance with the control outlined above. No further analysis has been provided here on the quality of these debts as they are not felt to pose a material threat to the Company’s future results.

As shown above, at December 31, 2012, trade debtors fully provided for amounted to £2.4 million (2011: £1.7 million). Of those provided for at December 31, 2012, £0.6 million relates to trade debtors that are up to six months overdue (2011: £0.3 million) and £1.8 million relates to trade debtors that are over six months overdue (2011: £0.3 million).

Highly liquid financial assets

Financial instrument counterparties are subject to pre-approval by the directors and such approval is limited to financial institutions with a Moody’s rating of at least A2/P-1, a Fitch rating of at least A/F1, or UK building societies with over £2 billion in assets, except in certain jurisdictions where the cash holding concerned is  immaterial. At December 31, 2012, 93% (2011: 90%) of the Company’s cash and cash equivalents, and short- and long-term deposits were deposited with major clearing banks and building societies fulfilling these criteria. The majority of the Company’s cash currently falling outside of the counterparty criteria is held with building societies that were within criteria when the deposits were placed, with the Company having raised the criteria threshold for them during 2012.

20  Share capital

Authorized	2011 £ million	2012 £ million
2,200,000,000 ordinary shares of 0.05 pence each (2011: 2,200,000,000)	1.1	1.1

	2011		2012
	Number of shares (millions)	Value £ million	Number of shares (millions)	Value £ million
Issued and fully paid
At January 1	1,344.1	0.7	1,351.3	0.7
Alloted under employee incentive schemes	7.2	—	29.5	—
December 31	1,351.3	0.7	1,380.8	0.7

During 2012, the aggregate consideration received on issue of new share capital allotted under employee incentive schemes was £5.6 (2011: £6.6 million).

21  Own shares held

Treasury stock £ million
At January 1, 2011	22.1
Issuance of shares	(22.1)
At December 31, 2011	—

No shares were repurchased during 2011 or 2012. There were no shares held as treasury at December 31, 2012 or December 31, 2011.

22  Acquisitions

There were no acquisitions in 2012, but the following acquisitions were made in 2011:

Obsidian Software Inc.

On June 15, 2011, the Company purchased the entire share capital of Obsidian Software Inc. for $5.6 million in cash, plus a further $9.5 million payable as an earn-out to the shareholders subject to them remaining in employment with ARM for up to three years and meeting certain performance criteria. The earn-out is being expensed in the income statement, within research and development expenses, as the services are provided.  During 2012, the

Company made a payment of £2.2 million in respect of these time-based and performance bonuses due under the acquisition agreement for Obsidian. This purchase has been accounted for as an acquisition.

Obsidian, a company based in Austin, Texas, was a market leader in verification and validation products and services used in the design of increasingly complex processors. The company’s RAVEN software has been used by many of the world’s leading semiconductor companies.  As SoC and processors grow in complexity there is an increasing need to develop more sophisticated verification strategies. This acquisition augments ARM’s drive in matching its verification strategies with the rate of change in its high performance, complex SoC IP components.  For these reasons, combined with the ability to hire the entire workforce of Obsidian including the founders and management team, the Company paid a premium for the company giving rise to goodwill.  All intangible assets were recognized at their fair values, with the residual excess over net assets being recognized as goodwill. All of the goodwill recognized is expected to be deductible for income tax purposes.

The following table summarizes the consideration and fair values of the assets acquired and liabilities assumed as at June 15, 2011. There have been no changes to fair values during 2012.

	£ million	$ million
Accounts receivable	0.5	0.8
Other current assets	0.1	0.1
Property, plant and equipment	—	0.1
Intangible assets	2.7	4.4
Deferred revenue	(0.4)	(0.6)
Accrued and other liabilities	(2.6)	(4.3)
Net assets acquired	0.3	0.5
Goodwill	3.2	5.1
Consideration	3.5	5.6

The consideration was all paid in cash.  All transaction expenses incurred by the Company have been charged to the income statement within general and administrative expenses.

Prolific Inc

On October 31, 2011, the Company purchased the entire share capital of Prolific Inc. for $7.7 million in cash, plus a further $8.5 million payable as an earn-out to the shareholders subject to them remaining in employment with ARM for up to five years and meeting certain performance criteria. The earn-out is being expensed in the income statement, within research and development expenses, as the services are provided. During 2012, the Company made payments totaling £0.8 million in respect of these time-based and performance bonuses due under the acquisition agreement. This purchase has been accounted for as an acquisition.

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

The following table summarizes the consideration and fair values of the assets acquired and liabilities assumed as at October 31, 2011. There have been no changes to fair values during 2012.

	£ million	$ million
Intangible assets	2.4	3.7
Deferred revenue	(0.2)	(0.3)
Accrued and other liabilities	(0.5)	(0.8)

	£ million	$ million
Net assets acquired	1.7	2.6
Goodwill	3.3	5.1
Consideration	5.0	7.7

The consideration was all paid in cash.  All transaction expenses incurred by the Company have been charged to the income statement within general and administrative expenses.

Other

During 2011, the Company made a payment of £0.5 million in respect of final consideration for the acquisition of Keil Elektronik GmbH. This payment was in respect of a previously accrued liability and therefore had no impact on the income statement.

23   Share-based payments

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

Upon the acquisition of Artisan in 2004, the Company assumed the share schemes of Artisan existing at acquisition. The schemes remained substantially the same as prior to the acquisition, other than the options became options to purchase shares in ARM Holdings plc instead of Artisan Components Inc. The number and value of options were amended in line with the conversion ratio as detailed in the merger agreement. The only remaining scheme from those assumed is the “2003 Plan”.

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

The Company also offers savings-related share option schemes (SAYE) for employees and executive directors of the Company. The number of options granted is related to the value of savings made by the employee. The period of savings is three or five years. The option price for grants is set at 80% of the market share price prior to the announcement of the grant, and the right to exercise normally only arises for a six-month period once the savings have been completed. The Company also operates a savings-related option scheme for employees in the US and India, namely the Employee Share Purchase Plan (ESPP). The number of options granted is related to the value of savings made by the employee. The period of savings is six months, with the option price being at 85% of the lower of the market share price at the beginning and end of the scheme.

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

As disclosed in note 4, staff expenses arising from these share-based compensation schemes of £37.1 million (2011: £40.5 million; 2010:£27.1 million) were charged to the income statement in the year. This is in line with the Company’s policies for recognition and measurement of the costs associated with these remuneration schemes as outlined in note 1.

The fair value of options granted was estimated on the date of grant using the Black-Scholes option pricing model, except for the ESPP whose fair value is the intrinsic value of the award at the date of vest. The following assumptions for each option grant during 2010, 2011 and 2012 were as follows:

Grant date	Feb 16, 2012	Jun 23, 2012	Aug 16, 2012	Feb 16, 2011	Jun 23, 2011	Aug 16, 2011
Scheme	ESPP	SAYE	ESPP	ESPP	SAYE	ESPP
Share price at grant date	£5.905	£5.06	£5.74	£6.225	£5.68	£5.26
Exercise price	4.42	3.916	4.876	2.62	4.464	4.471
Number of employees	373	490	372	294	423	319
Shares under option	333,464	720,922	306,497	451,423	552,903	279,806
Vesting period (years)	—	3-5	—	—	3-5	—
Expected volatility	—	38%-43%	—	—	42%-43%	—
Expected life (years)	—	3-5	—	—	3-5	—
Risk-free rate	—	0.5%	—	—	0.5%	—
Dividend yield	—	0.69%	—	—	0.51%	—
Fair value per option	£1.485	£1.728-2.175	£0.864	£3.605	£2.13-2.423	£0.789

Grant date	Feb 16, 2010	Jun 25, 2010	Aug 16, 2010
Scheme	ESPP	SAYE	ESPP
Share price at grant date	£1.949	£2.847	£3.08
Exercise price	1.0387	1.948	1.6567
Number of employees	287	232	291
Shares under option	1,024,154	609,763	651,371
Vesting period (years)	–	3–5	–
Expected volatility	–	40%-45%	–
Expected life (years)	–	3–5	–
Risk-free rate	–	0.5%	–
Dividend yield	–	0.85%	–
Fair value per option	£0.9353	£1.219–1.267	£1.434

The fair value of RSUs, LTIP and DAB awards granted was estimated on the date of grant using the Black-Scholes option pricing model. As all are share awards with no exercise price, all awards have been deemed to have an exercise price of £0.0000001 in the Black-Scholes model. The following assumptions for each grant during 2012, 2011 and 2010 were as follows:

Grant date	Feb 8, 2012	Feb 8, 2012	Feb 8, 2012	Feb 8, 2012	May 8, 2012
Scheme	DAB	RSU	French RSU	LTIP	RSU
Share price at grant date	£5.68	£5.68	£5.68	£5.68	£5.07
Number of employees	50	1,918	91	54	108
Shares awarded	850,741	3,012,604	128,067	1,102,625	159,720
Vesting period (years)	—	1-4	2-4	3	1-4
Expected volatility	39%	34%-45%	39-45%	39%	37-42%
Expected life (years)	3	1-4	2-4	3	1-4
Risk-free rate	0.5%	0.5%	0.5%	0.5%	0.5%
Dividend yield	0.61%	0.61%	0.61%	0.61%	0.69%
Fair value per share	£5.577	£5.542-5.671	£5.542-5.611	£5.577	£4.933-5.035

Grant date	May 8, 2012	Aug 13, 2012	Aug 13, 2012	Nov 12, 2012	Nov 12, 2012
Scheme	French RSU	RSU	French RSU	RSU	French RSU
Share price at grant date	£5.07	£5.74	£5.74	£7.125	£7.125
Number of employees	4	126	1	159	3
Shares awarded	4,230	213,201	960	275,270	2,490
Vesting period (years)	2-4	1-4	2-4	1-4	2-4
Expected volatility	38-42%	35-41%	38-41%	31-40%	38-40%
Expected life (years)	2-4	1-4	2-4	1-4	2-4
Risk-free rate	0.5%	0.5%	0.5%	0.5%	0.5%
Dividend yield	0.69%	0.66%	0.66%	0.53%	0.53%
Fair value per share	£4.933-5.001	£5.592-5.703	£5.592-5.665	£6.976-7.087	£6.976-7.05

Grant date	Feb 8, 2011	Feb 8, 2011	Feb 8, 2011	Feb 8, 2011	May 8, 2011
Scheme	DAB	RSU	French RSU	LTIP	RSU
Share price at grant date	£6.11	£6.11	£6.11	£6.11	£5.95
Number of employees	43	1,675	92	46	58
Shares awarded	641,059	5,945,805	316,888	921,443	186,820
Vesting period (years)	—	1-4	2-4	3	1-4
Expected volatility	46%	37-46%	37-46%	46%	39-44%
Expected life (years)	3	1-4	2-4	3	1-4
Risk-free rate	0.5%	0.5%	0.5%	0.5%	0.5%
Dividend yield	0.47%	0.47%	0.47%	0.47%	0.49%
Fair value per share	£6.024	£5.995-6.081	£5.995-6.052	£6.024	£5.835-5.921

Grant date	May 8, 2011	Aug 13, 2011	Aug 13, 2011	Nov 12, 2011	Nov 12, 2011
Scheme	French RSU	RSU	French RSU	RSU	French RSU
Share price at grant date	£5.95	£5.26	£5.26	£6.345	£6.345
Number of employees	2	87	4	80	1
Shares awarded	8,750	385,420	7,950	189,380	765
Vesting period (years)	2-4	1-4	2-4	1-4	2-4
Expected volatility	39-44%	39-45%	39-45%	41-46%	41-46%
Expected life (years)	2-4	1-4	2-4	1-4	2-4
Risk-free rate	0.5%	0.5%	0.5%	0.5%	0.5%
Dividend yield	0.49%	0.60%	0.60%	0.49%	0.49%
Fair value per share	£5.835-5.892	£5.136-5.229	£5.136-5.198	£6.221-6.314	£6.221-6.283

Grant date	Feb 8, 2010	Feb 8, 2010	Feb 8, 2010	Feb 8, 2010	May 8, 2010
Scheme	DAB	RSU	French RSU	LTIP	RSU
Share price at grant date	£2.05	£2.05	£2.05	£2.05	£2.305
Number of employees	41	1,508	81	41	76
Shares awarded	1,008,683	10,917,393	552,771	2,477,746	393,850
Vesting period (years)	–	1–4	2–4	3	1–4
Expected volatility	45%	34%-46%	41%-46%	45%	32%-45%
Expected life (years)	3	1–4	2–4	3	1–4
Risk-free rate	0.5%	0.5%	0.5%	0.5%	0.5%
Dividend yield	1.18%	1.18%	1.18%	1.18%	1.05%
Fair value per option	£1.979	£1.955–2.026	£1.955–2.002	£1.979	£2.21-2.281

Grant date	May 8, 2010	Aug 13, 2010	Aug 13, 2010	Nov 12, 2010	Nov 12, 2010
Scheme	French RSU	RSU	French RSU	RSU	French RSU
Share price at grant date	£2.305	£3.088	£3.088	£3.506	£3.506
Number of employees	1	97	3	103	6
Shares awarded	13,500	478,370	20,000	459,475	11,300
Vesting period (years)	2–4	1–4	2–4	1–4	2–4
Expected volatility	41%-45%	35%-46%	42%-46%	37%-46%	39%-46%
Expected life (years)	2–4	1–4	2–4	1–4	2–4
Risk-free rate	0.5%	0.5%	0.5%	0.5%	0.5%
Dividend yield	1.05%	0.94%	0.94%	0.83%	0.83%
Fair value per option	£2.21-2.257	£2.974–3.059	£2.974–3.031	£3.392–3.477	£3.392–3.448

The expected volatility was primarily based upon historical volatility adjusted for past one-time events that are not expected to re-occur. The expected life is the expected period to exercise.

A reconciliation of option and share award movements during the year to December 31, 2012 is shown below. Share awards do not have an exercise price and therefore the reconciliation below shows only the number of awards, with no corresponding weighted average exercise prices.

	2011			2012
	Options Number	Weighted average exercise price	RSUs/ LTIP/DAB Number	Options Number	Weighted average exercise price	RSUs/ LTIP/DAB Number
Outstanding at January 1	13,452,860	£0.899	42,469,526	6,581,438	£1.221	35,215,062
Granted	1,284,132	£3.815	14,696,383	1,360,883	£4.280	14,448,979
Forfeited	(171,095)	£1.113	(831,400)	(234,196)	£3.570	(914,068)
Lapsed	(219,847)	£1.186	—	(10,589)	£0.910	—
Exercised	(7,764,612)	£1.096	(21,119,447)	(3,958,614)	£1.404	(25,494,139)
Outstanding at December 31	6,581,438	£1.221	35,215,062	3,738,922	£1.994	23,255,834
Exercisable at December 31	3,020,599	£0.681	—	985,557	£0.685	—

	2010
	Options Number	Weighted average exercise price	RSUs/ LTIP/DAB Number
Outstanding at January 1	34,862,762	£1.013	41,221,041
Granted	2,285,288	£1.457	18,801,305
Forfeited	(207,688)	£1.346	(1,639,124)
Lapsed	(703,974)	£3.213	—
Exercised	(22,783,528)	£1.054	(15,913,696)
Outstanding at December 31	13,452,860	£0.899	42,469,526
Exercisable at December 31	8,377,656	£0.819	—

The weighted average share price at the date of exercise or vest of the above share options and awards was £5.72 (2011: £5.90; 2010: £2.34).

The following options over ordinary shares were in existence at December 31:

2012 Exercise price (£)	Number outstanding	Weighted average exercise price £	Weighted average remaining life Expected Years	Weighted average remaining life Contractual Years
Outstanding options:
0.47–0.854	1,514,873	0.72	0.87	1.37
1.005–1.055	46,114	1.04	1.03	2.05
1.25	32,813	1.25	0.54	1.08
1.325–4.464	2,145,122	2.93	1.77	1.97
Total	3,738,922	1.99	1.38	1.72

Outstanding RSU/LTIP/DAB awards:
0.00 (RSUs)	16,750,069	—	0.93	0.93
0.00 (LTIP)	4,189,314	—	0.82	0.82
0.00 (DAB)	2,316,451	—	1.06	1.06
Total	23,255,834	—	0.92	0.92

2011 Exercise price (£)	Number outstanding	Weighted average exercise price (£)	Weighted average remaining life Expected	Weighted average remaining life Contractual
Outstanding options:
0.27–0.4375	129,632	0.35	0.44	0.88
0.47–0.854	4,020,157	0.69	1.16	1.89
1.005–1.055	561,523	1.05	0.27	0.53

2011 Exercise price (£)	Number outstanding	Weighted average exercise price (£)	Weighted average remaining life Expected	Weighted average remaining life Contractual
1.104–1.25	84,308	1.18	1.12	1.49
1.325–4.464	1,785,818	2.52	1.87	2.23
Total	6,581,438	1.22	1.26	1.84

Outstanding RSU/LTIP/DAB awards:
0.00 (RSUs)	23,735,397	—	1.09	1.09
0.00 (LTIP)	8,327,095	—	0.62	0.62
0.00 (DAB)	3,152,570	—	0.83	0.83
Total	35,215,062	—	0.95	0.95

2010 Exercise price (£)	Number outstanding	Weighted average exercise price (£)	Weighted average remaining life Expected	Weighted average remaining life Contractual
Outstanding options:
0.22–0.4375	1,604,754	0.30	0.56	1.11
0.47–0.9475	7,417,573	0.71	1.36	2.27
1.005–1.055	1,730,025	1.05	0.67	1.32
1.0575–1.25	461,049	1.20	0.74	1.37
1.325–3.75	2,239,459	1.79	1.45	2.15
Total	13,452,860	0.90	1.17	1.96

Outstanding RSU/LTIP/DAB awards:
0.00 (RSUs)	27,690,117	—	1.25	1.25
0.00 (LTIP)	11,474,982	—	0.96	0.96
0.00 (DAB)	3,304,427	—	1.16	1.16
Total	42,469,526	—	1.17	1.17

24   Capital and other financial commitments

	2011 £ million	2012 £ million
Capital expenditure commitments (expenditure on property, plant and equipment)	4.9	0.6
Other financial commitments (expenditure on investments)	0.5	—
Total contracts placed for future capital and other financial expenditure not provided in the financial statements	5.4	0.6

25   Operating lease commitments–minimum lease payments

At December 31, 2012, the Company had commitments under non-cancellable operating leases as follows:

	2011			2012
	Land and buildings £ million	Other £ million	Total £ million	Land and buildings £ million	Other £ million	Total £ million
The future aggregate minimum lease payments under non-cancellable operating leases are as follows:
Within one year	6.1	19.7	25.8	6.8	20.4	27.2
Later than one year and less than five years	15.5	37.1	52.6	16.9	21.5	38.4

	2011			2012
	Land and buildings £ million	Other £ million	Total £ million	Land and buildings £ million	Other £ million	Total £ million
After five years	5.4	—	5.4	6.7	—	6.7
At December 31	27.0	56.8	83.8	30.4	41.9	72.3

The Company leases office buildings and EDA tools software under non-cancellable operating lease agreements. The lease terms are between two and ten years, and the majority of lease agreements are renewable at the end of the lease period at market rate.

26   Financial contingencies

It is common industry practice for licensors of technology to offer to indemnify their licensees for loss suffered by the licensee in the event that the technology licensed is held to infringe the intellectual property of a third-party. Consistent with such practice, the Company provides such indemnification to its licensees but subject, in all cases, to a limitation of liability. The obligation for the Company to indemnify its licensees is subject to certain provisos and is usually contingent upon a third-party bringing an action against the licensee alleging that the technology licensed by the Company to the licensee infringes such third-party’s intellectual property rights. The indemnification obligations typically survive any termination of the license and will continue in perpetuity.

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

At present, the Company is not a party in any legal proceedings in which the directors believe that it is probable that the resolution of such proceedings will result in a material liability for the Company. Currently, there are legal proceedings against some of the Company’s licensees in which it is asserted that certain of the Company’s technology infringes third-party patents, but in each of those proceedings the Company either presently has no obligation to indemnify, because certain preconditions to indemnification have not been satisfied by such licensees, or to the extent that there is any present obligation to indemnify, the Company does not believe that it is probable that the resolution of such proceedings will result in a material liability for the Company. If preconditions to indemnification are satisfied then an indemnification obligation may arise which could result in a material liability for the Company. The Company is presently in discussions with a licensee to re-negotiate the terms upon which the Company will indemnify that licensee. In the event that there is agreement with that licensee on the terms presently expected, an obligation of up to US$20 million will arise on adoption of the new indemnity terms.

27   Related party transactions

During the year, the Company was invoiced £4.2 million (2011: £4.2 million) in subscription fees by its associated company, Linaro Limited (Linaro).  At December 31, 2012, £1.0 million (2011: £1.1 million) was outstanding.   In addition, the Company provided consulting and other services to Linaro amounting to £1.7 million (2011: £1.6 million). All fees have been charged in accordance with the terms of the agreement. As at December 31, 2012, £1.0 million (2011: £0.7 million) was owed to the Company. Further information relating to Linaro is disclosed in note 29.

There were no other related party transactions during 2012 which require disclosure.

Key management compensation is disclosed in note 3.

28   Post-balance sheet events

After the year end, the directors proposed payment of a final dividend in respect of 2012 of 2.83 pence per share. Subject to shareholder approval, the final dividend will be paid on May 17, 2013 to shareholders on the register on April 19, 2013. The final dividend has not been recognized as a distribution during the year ended December 31, 2012.

29   Principal subsidiaries, associates and joint ventures

Details of principal subsidiary undertakings are shown below. Not all subsidiaries are included as the list would be excessive in length. A full list is filed in the Company’s annual return. All investments are indirectly held unless otherwise shown.

Name of undertaking	Country of registration	Principal activity	Proportion of total nominal value of issued shares held
ARM Limited	England and Wales	Marketing and research and development of RISC-based microprocessors and physical IP	100*
ARM Inc.	US	Marketing and research and development of RISC-based microprocessors and physical IP	100
ARM KK	Japan	Marketing of RISC-based microprocessors and physical IP	100
ARM Korea Limited	South Korea	Marketing of RISC-based microprocessors and physical IP	100
ARM France SAS	France	Marketing and development of RISC-based microprocessors and physical IP	100
ARM Norway AS	Norway	Development of graphics IP	100
ARM Sweden AB	Sweden	Development of graphics IP	100
ARM Germany GmbH	Germany	Marketing of RISC-based microprocessor IP. Marketing and research and development of microcontroller tools	100
ARM Embedded Technologies Pvt. Limited.	India	Marketing and research and development of RISC-based microprocessors and physical IP	100
ARM Taiwan Limited	Taiwan	Marketing and research and development of RISC-based microprocessors and physical IP	100
ARM Consulting (Shanghai) Co. Limited.	PR China	Marketing and research and development of RISC-based microprocessors and physical IP	100

*
The Company itself owns less than 1% of the share capital of ARM Limited, the remaining shares are held indirectly through ARM Finance UK Limited and ARM Finance UK Three Limited. Both ARM Finance UK Limited and ARM Finance UK Three Limited are 100% owned within the Company.

Associate

During 2010, the Company became a founder member of Linaro, a not-for-profit company created to foster innovation in the Linux community. Linaro is a company limited by guarantee and as such has no shareholders. The Company controls only 25% of the board and therefore considers Linaro to be an associate rather than a subsidiary. The Company has not recognized any profit or loss, or net assets on the basis that the entity is not-for-profit.

Joint venture

On December 4, 2012, Trustonic Limited, a joint venture of which the Company holds a 40% share, commenced trading. The initial investment value amounted to £7.5 million ($12.0 million).

Investment in joint venture	2011 £ million	2012 £ million
At January 1	—	—
Investment	—	7.5

Investment in joint venture	2011 £ million	2012 £ million
Share of results for period	—	(0.7)
At December 31	—	6.8

The Company’s share of the results of the joint venture, and its aggregated assets and liabilities are as follows:

	Current Assets £m	Non-current assets £m	Liabilities £m	Expenses//loss for period £m
At December 31, 2012
Trustonic Limited	3.7	4.6	1.5	0.7

The Company’s share of joint venture capital commitments amount to £0.6 million at December 31, 2012.