Form 20-F
period 2013-12-31
ARM HOLDINGS PLC
filed 2014-03-06
CIK 1057997

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2013
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

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

The number of outstanding shares in the capital of ARM Holdings plc as of December 31, 2013:
Ordinary Shares of 0.05p each                                                 1,400,263,804

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☒ Yes    ☐ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes    ☒ No
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
☐Yes    ☐ No
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

This annual report includes product names and other trade names, logos and trademarks, either registered or with respect to which applications are pending, of ARM and of other companies. ARM, ARM Powered, AMBA, ARM7TDMI, ARM9TDMI, Artisan, Artisan Components, Cortex, Embedded-ICE, Integrator, Jazelle, Mali, Move, Multi-ICE, Multi-TRACE, OptimoDE, PrimeCell, PrimeXsys, Process-Perfect, SecurCore, StrongARM, The Architecture for the Digital World, Thumb, and TrustZone are registered trademarks of ARM Limited or its subsidiaries. Advantage, ARM Developer Suite, ARM7, ARM7EJ, ARM7EJ-S, ARM7TDMI-S, ARM720T, ARM9, ARM9TDMI-S, ARM9E, ARM9E-S, ARM9EJ-S, ARM920T, ARM922T, ARM926EJ-S, ARM940T, ARM946E-S, ARM966E-S, ARM10, ARM10E, ARM1020E, ARM1022E, ARM1026EJ-S, ARM11, ARM1136J-S, ARM1136JF-S, ARM1156T2F-S, ARM1156T2-S, ARM1176JZ-S, ARM1176JZF-S, Cortex-M0, Cortex-M1, Cortex-M3, Cortex-M4, Cortex-A8, Cortex-A9, Cortex-R4, Cortex-A5, Cortex-A9 MPCore, Cortex-A15, Cortex-A15 MPCore, CoreSight, ETM, Embedded Trace Macrocell, ETM10, ETM10RV, EmbeddedICE-RT, Keil, Microvision, Mali-55, Mali-200, Mali-JSR184, Mali-JSR226, Mali-JSR239, Mali-JSR287, Mali-JSR297, Mali-SVG-t, Metro, MPCore, Neon, SAGE-X, SAGE-HS, SAGE-HD, SC100, SC110, SC200, SC210, SC300 and Velocity are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium Services BVBA; ARM Germany GmbH; ARM Finland Oy; ARM Physical IP Asia Pacific Pte. Limited; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS; ARM Sweden AB and Geomerics Limited.

Various amounts and percentages set out in this annual report have been rounded and accordingly may not total.

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

Selected Financial Data

Our selected financial data at December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 has been derived from our consolidated financial statements prepared in accordance with IFRS. Our consolidated financial statements have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Our summary financial data at December 31, 2009, 2010 and 2011 and for the years ended December 31, 2009 and 2010 are also presented in accordance with IFRS and have been derived from our consolidated financial statements that are not included in this annual report. The following selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and the notes thereto.

	Year ended December 31,
	2009		2010		2011		2012		2013
	(£ million, except per share data, percentages, number of shares and employees)
Revenues	£305.0		£406.6		£491.8		£576.9		714.6
Cost of revenues	(25.5)		(26.1)		(27.7)		(31.9)		(39.3)
Operating expenses	(233.9)		(273.5)		(315.2)		(336.9)		(420.5)
Exceptional items (1)	-		-		-		-		(101.3)
Profit from operations	45.6		107.0		148.9		208.1		153.5
Investment income, net	1.6		3.1		8.0		13.6		13.1
Share of results in joint venture	-		-		-		(0.7)		(4.0)
Profit before tax	47.2		110.1		156.9		221.0		162.6
Tax	(6.8)		(24.1)		(44.3)		(60.3)		(57.8)
Profit for the year	40.4		86.0		112.6		160.7		104.8
Basic earnings per share (pence)	3.2	p	6.5	p	8.4	p	11.7	p	7.5	p
Diluted earnings per share (pence)	3.1	p	6.4	p	8.2	p	11.5	p	7.4	p
Dividends declared per share (pence)	2.42	p	2.90	p	3.48	p	4.50	p	5.70	p
Diluted weighted average number of shares (m)	1,300.7		1,352.2		1,376.0		1,395.8		1,411.8
Research and development as a percentage of revenues	36.8%		34.4%		32.2%		28.8%		28.4%
Balance Sheet Data:
Capital expenditure	6.9		7.4		13.0		33.2		17.0
Cash and cash equivalents, short- and long-term deposits and marketable securities	141.8		291.8		429.0		527.6		713.5
Share capital	0.7		0.7		0.7		0.7		0.7
Shareholders’ equity	738.7		894.9		1,061.2		1,206.1		1,311.4
Total assets	844.5		1,084.7		1,299.8		1,466.8		1,638.4
Employees at year end (number)	1,710		1,889		2,116		2,392		2,833

(1) The exceptional items in 2013 relate to a contribution to a full and final settlement of certain patent-related litigation and the impairment of an available-for-sale financial asset acquired as part of a transaction to acquire rights to a patent portfolio.

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

USD/£1.00 Year Ended December 31,	Period Average	Period End
2009	1.5659	1.6140
2010	1.5455	1.5657
2011	1.6039	1.5541
2012	1.5849	1.6255
2013	1.5646	1.6563
2014 (through March 3, 2014)	1.6516	1.6735
USD/£1.00 Month	High	Low
September 2013	1.6140	1.5504
October 2013	1.6215	1.5949
November 2013	1.6349	1.5925
December 2013	1.6563	1.6292
January 2014	1.6589	1.6354
February 2014	1.6748	1.6306
March 2014 (through March 3, 2014)	1.6735	1.6735

On March 3, 2014 the closing rate was $1.6735/£1.00.

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

Changes in technology trends and/or economic conditions may cause companies within the semiconductor industry to consolidate further or for industry concentration to intensify, thereby reducing the number of customers that ARM may sell its technology to and potentially making ARM even more dependent on those customers that remain.

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

We will have to make significant expenditures to develop our products. The long lead time from the initial design of our technology until it is incorporated into new end user applications can place significant strain on our research and development resources. Certain of our products have suffered delays in the past. We cannot assure you that the design of future products will be completed as scheduled, that we will be successful in developing and licensing new products, that we will not experience difficulties that delay or prevent the successful development, introduction and marketing of new products or that any new products that we may introduce will achieve market acceptance.

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

Our development systems tools business faces significant competition from both the open source community and third-party tools and software suppliers. In the event that market share is lost to such competitors, there could be a material adverse effect on our revenues.

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

Our Architecture and Physical IP Libraries May Face Strong Competition from Well Resourced Competitors

Some semiconductor companies have developed their own proprietary architecture for specific markets or applications. These companies may reuse their proprietary architecture to penetrate markets where ARM is currently the architecture of choice, or where ARM may be used in the future, making it harder for ARM to penetrate in the future. For example, Intel Corporation has developed the X86 architecture for use in PCs and laptops. With mobile phones becoming smarter, Intel is trying to capture the high-end smartphone market with a family of chips based on the X86 architecture. This could limit ARM’s market share in mobile phones and could prevent any further growth into mobile computing devices. Other semiconductor companies have proprietary architectures in other applications including, but not limited to, automotive, networking, digital television, electronic storage, microcontrollers, smart sensors and mobile communications. These companies may have much larger engineering, marketing and sales resources than ARM, and if successful in displacing or impeding ARM, could reduce licensing opportunities and royalties, negatively affecting operating results.

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

Our International Operations Expose Us to Risks

We currently have operations in various jurisdictions around the world and may in the future expand our operations either within these jurisdictions or to new jurisdictions. Some risks associated with these international operations are exposure to exchange rate fluctuations, political, economic and financial conditions and unexpected changes in regulatory environments. Another risk we face is that, particularly with respect to intellectual property, we are exposed to different legal jurisdictions, which may impact our ability to exercise our contractual rights in those countries. In addition, we could face potentially adverse tax consequences and difficulties in staffing and managing operations. With respect to foreign exchange, a large proportion of our revenues are in US dollars, while our costs reflect the geographic spread of our operations with approximately 50% of our costs being in pounds sterling. This mismatch will result in gains or losses with respect to movements in foreign exchange rates and may be material. To mitigate this effect, we engage in currency hedging transactions. A more detailed description of these hedging transactions is set forth in the section entitled “Item 5. Operating and Financial Review and Prospects— Operating Results—Foreign Currency Fluctuations.” Although we have not to date experienced any material adverse effects with respect to our foreign operations arising from such factors, we cannot assure you that such problems will not arise in the future. Finally, managing operations in multiple jurisdictions will place further strain on our ability to manage overall growth.

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

We Could Suffer Significant Damage to Our Brand and Reputation.

ARM’s technology is used in billions of consumer and enterprise products, many of which are depended on by individuals and business, and are used to store, manage or transmit huge amounts of personal, confidential or proprietary information.  A fault or bug associated with one of ARM’s products could lead to damage to ARM’s corporate reputation and loss of brand value.

We May Fail to Have Appropriate Measures and Arrangements to Protect and Use Commercially Sensitive Information, Including Intellectual Property.

The information shared between us and third parties, (which includes the intellectual property owned by us, our suppliers and our customers), for the development of products and technologies is commercially sensitive and highly confidential. We enter into agreements with our employees, consultants, commercial partners and others to control access to, and distribution of, our technologies, documentation and other proprietary information and that of third parties.

Despite these efforts, persons may attempt to obtain, use, copy, disclose, distribute, offer for sale or make our products, services or technology without authorization, including but not limited to combining with or releasing our code as open source. Monitoring the use and disclosure of our commercially sensitive information is difficult, and our security measures and contractual provisions may not prevent the unauthorised use or disclosure of our commercially sensitive information.

Controls or restrictions put in place to protect data or ideas may not be sufficient and legal remedies are limited in different geographies. We cannot assure you that our efforts to prevent the misappropriation or infringement of our intellectual property or the intellectual property of our customers will succeed. To enforce a breached contract requires the initiation of litigation. The initiation of litigation may adversely affect our relationships and agreements with certain customers that have a stake in the outcome of the litigation proceedings. Litigation is very expensive, time consuming and may divert the attention of management and other key employees from the operation of the business, which could negatively impact our business and results of operations.

Additionally, despite our security measures, persons could attempt to penetrate our computer systems and networks to misappropriate our proprietary information and technology or interrupt our business. Because the techniques used by computer hackers and others to access or sabotage networks change frequently and generally are not recognized until launched against a target, we may be unable to anticipate, counter or ameliorate these techniques. In addition, our information technology and infrastructure may be breached due to employee error, malfeasance or other disruptions. Failure of such controls may result in the Company breaching the intellectual rights of third parties or undertakings we have given to safeguard third party information.

In the event of an inappropriate exposure or misappropriation of our IP, the Company’s business reputation and its operating performance and results would be adversely affected and if such information were to be released to unauthorized parties, including competitors, litigation could be increased, and our business would suffer.

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

BUSINESS OVERVIEW

ARM designs microprocessors, physical IP and related technology and software, and sells development tools to enhance the performance, cost-effectiveness and energy efficiency of high-volume embedded applications. ARM licenses and sells its technology and products to leading international electronics companies, which in turn manufacture, market and sell microprocessors, application-specific integrated circuits (“ASICs”), application-specific standard processors (“ASSPs”) and microcontrollers (“MCUs”) based on ARM’s technology to systems companies for incorporation into a wide variety of end products. By creating a network of Partners, and working with them to best utilize ARM’s technology, ARM is establishing its processor architecture and physical IP for use in many high-volume embedded microprocessor applications, including cellular phones, digital televisions, mobile computers and PC peripherals and for potential use in many growing markets, including smart cards and microcontrollers. ARM also licenses and sells development tools directly to systems companies and provides support services to its licensees, systems companies and other systems designers. ARM’s principal geographic markets are Europe, the US and Asia Pacific.

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

In addition, the Company provides the necessary development boards, software development toolkits and software debug tools, which facilitate system design and rapid development of system solutions. Finally, to further support the Company’s architecture, the Company continues to grow its on-chip fabric IP, graphics IP, video IP and embedded software business and also provides training and support services.

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

Standards, re-use, and broad support enable rapid system design. As systems become more complex, use and re-use of proven hardware and software intellectual property are essential to achieve time to market and cost goals. ARM provides a set of IP that enables system designers to standardize portions of their semiconductor chip design and development which enables significant reductions in development time and costs. In addition, ARM offers a means of creating flexible system designs through its range of fabric IP based on the Advanced Microcontroller Bus Architecture (“AMBA”) standard. This allows the designer to concentrate on application-specific portions of the system design, where they add real value. By deploying standard solutions across its range of cores and platforms, and making them widely available via its partnership business model, ARM attracts strong third-party support in the form of EDA modeling tools, software development tools, debug tools, operating system and real time operating system ports, software intellectual property and peripherals.

Global partner network. ARM’s global network of partners assures systems companies of sufficient availability for high-volume products and, together with ARM’s international presence, gives systems designers global support for their design development. At December 31, 2013, ARM’s technology has been licensed to about 350 semiconductor companies, including the majority of leading semiconductor companies worldwide. ARM’s broad semiconductor partner base provides systems companies with a wide range of suppliers, thus reducing the dependence of systems companies on any one supplier and producing price competition helping to contain costs of ARM-based chips. ARM’s various partners build their own solutions using ARM technology; there are a growing number of ARM-based ASICs, ASSPs and MCUs available for use by systems companies, thus facilitating their use of the ARM architecture. The Company works with numerous industry leading software systems and tools and development partners, including Adobe, Microsoft Corporation, Google, Mozilla, Oracle Corporation, Red Hat Incorporated, and many others who provide the third-party support needed to facilitate the use of ARM technology in a wide variety of applications.

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

Leverage partner alliances. ARM’s semiconductor partners help grow the total ARM market by integrating their own intellectual property in conjunction with ARM technology, thus combining their own particular strengths with those of ARM to provide an extensive array of ARM-based solutions. ARM’s business model also enables the Company to benefit from the extensive manufacturing, marketing and distribution networks of its semiconductor partners. The marketing and direct selling of semiconductors to systems companies is undertaken by ARM’s partners. ARM’s ability to manage its partnerships effectively has been and will continue to be a major challenge and a key factor in its success. See “Item 3. Key Information—Risk Factors—We Are Dependent on Both Our Semiconductor Partners and Major Physical Intellectual Property (“IP”) Licensees.”

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

Enterprise Solutions. In today’s world, having the data you need at your fingertips is key. In the Enterprise Solutions market, ARM focuses on the way data is handled through devices such as storage devices, printers, wireless and wired networking, servers and enterprise networking. ARM’s range of microprocessor performance, development systems and data efficient architecture give ARM a competitive advantage in this market space.

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

Low power consumption has wider benefits in a broad range of markets. In addition to its clear advantage for battery operated devices, it enables the use of lower cost packaging, lower cost power supply components, and it allows more electronics to be packed into a small space without requiring the expense of cooling by fan or air conditioning.

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

ARM9 family. The ARM9 family comprises a range of microprocessors in the 150-250MHz range. Each processor has been designed for a specific application or function, such as an application processor for a feature phone or running a WiFi protocol stack. Therefore each has differentiating features appropriate for that application.

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

Graphics and Video IP

ARM develops graphics accelerator IP and software for semiconductor SoC vendors that deliver high-quality multimedia images without compromising performance, power consumption or system cost. ARM’s IP provides industry-leading 3D graphics solutions suitable for mobile phones, portable media players, set-top boxes, handheld gaming devices and infotainment systems (including automotive).

ARM also develops video processor and imaging technology IP, which combined with our graphics IP provides customers with an integrated multimedia platform, which is becoming increasingly important in devices such as mobile computers, portable media players and digital TVs.

Physical IP

ARM is a leading provider of physical IP components for the design and manufacture of integrated circuits, including SoCs. ARM Artisan physical IP products comprise embedded memory, standard cell and input/output components which are designed to provide the customers’ desired combination of performance, density, power and yield for a given manufacturing process. Artisan physical IP also includes a limited portfolio of analog and mixed-signal products. ARM’s physical IP components are developed for a variety of process geometries ranging from 14nm – 250nm design and are validated by producing them in silicon to ensure that they perform to specification, reducing the risk of design failure and gaining valuable time to market. ARM licenses its products to customers for the design and manufacture of integrated circuits used in complex, high-volume applications, such as portable computing devices, communication systems, cellular phones, microcontrollers, consumer multimedia products, automotive electronics, personal computers and workstations and many others.

ARM’s physical IP components are developed and delivered using a proprietary methodology that includes both commercial and proprietary electronic design automation tools and techniques. This methodology ensures that ARM’s intellectual property components provide optimized power, performance, and area while reducing customer risk and time-to-market. ARM physical IP is easily integrated into a variety of customer design methodologies and support industry standard Integrated Circuit (“IC”) design tools, including those from EDA tool vendors such as Cadence,  Mentor Graphics and Synopsys, as well as many other specialty IC design and modeling tools. To support these various IC design tool environments, each of ARM’s products includes an extremely broad set of verified tool models.

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

Silicon on Insulator (“SOI”) products. SOI is an alternative methodology to traditional semiconductor fabrication techniques that enables higher performance and lower power designs than today’s more common bulk silicon process. It is ARM’s belief that SOI will continue to be used in some market segments and applications..

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

ARM Fast Models provide a methodology for engineers to build a virtual prototype of their system and run software on it.  This allows software development to proceed in parallel with hardware development, which reduces overall time to market.

The ARM Microcontroller Development Kit supports ARM-based microcontrollers and also 8051-based microcontrollers. The ARM Microcontroller Development Kit is used by developers who are building products and writing software using standard off-the-shelf microcontrollers.

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

ARM Partner Network

Semiconductor partners. ARM licenses its technology on a worldwide and non-exclusive basis to semiconductor partners that manufacture and sell ARM-based chip solutions to systems companies. At December 31, 2013, ARM’s technology has been licensed to about 350 semiconductor companies, including many of the leading semiconductor companies worldwide. ARM serves this geographically diverse base from offices in the UK, P.R. China, France, Germany, Norway, Sweden, Finland, Belgium, Israel, Japan, South Korea, Taiwan, India and the United States.

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

License Agreements

ARM is the owner of IP in the field of microprocessor architecture and implementation for embedded signal processing, graphics IP, video IP, system platforms, peripherals, system software and software development and debug tools and physical IP components. ARM creates innovative technology which incorporates such IP. ARM grants licenses to such technology to semiconductor manufacturers, Integrated Device Manufacturers (“IDMs”) and fabless companies, original equipment manufacturers and chip design houses to enable such licensees to design, manufacture and distribute silicon chips which combine such technology with licensees’ own differentiating proprietary technology. The licenses are granted under written agreements which contain contractual terms and conditions to protect the technology and the intellectual property embodied therein and to limit ARM’s liability in respect of licensees’ use of the technology. There are a number of different forms of license offered by ARM which are structured to address different licensee requirements and different intellectual property protection issues. In all forms of license, ARM strictly controls the modification rights which it grants to its technology and mandates, in order to protect the integrity of the ARM architecture, that the technology is verified by reference to ARM-specified tests prior to distribution in licensee products.

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

License Programs in respect of the Processor Division

The Processor Division’s licenses generally fall under two broad programs: Architecture and Implementation. The Architecture License Program is associated with Architecture Licenses. The Implementation License Program encompasses the Implementation License, the Term License, the Per-Use License and the Subscription License. Each of these licenses is described below.

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

Patent and Intellectual Property Protection

The Company has an active program of protecting its proprietary technology through the filing of patents. As at December 31, 2013 the Company held 908 US patents in various aspects of its technology, and 984 non-US patents with expiration dates ranging from 2014 to 2033. In addition, as of the same date, the Company had 1,319 patent applications pending worldwide. The Company’s US patents do not prevent the manufacture or sale of ARM-based products outside of the United States. There can be no assurance that the Company’s pending patent applications or any future patent applications will be approved or will not be challenged successfully by third parties, that any issued patents will protect the Company’s technology or will not be challenged by third parties, or that the patents of others will not have an adverse effect on the Company’s ability to do business. Furthermore, there can be no assurance that others will not independently develop similar or competing technology or design around any patents that have been or may be issued to the Company.

In February 2013, the Company participated in a consortium of major technology companies which completed an agreement with MIPS Technologies, Inc. (“MIPS”) to obtain rights to its patent portfolio. The MIPS patent portfolio includes 580 patents and patent applications covering microprocessor design, SoC design and other related technology fields.

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

Marketing and Distribution

In order to speed global acceptance of ARM technology, ARM seeks partners with diverse geographic locations and a broad base of systems company relationships. The Company markets its architecture and technology directly to its semiconductor partners and other customers from its offices in Cambridge, Maidenhead, Sheffield and Blackburn in the United Kingdom and also from offices in Japan, South Korea, France, Germany, Norway, Sweden, Finland, Taiwan, P.R. China, Israel, Slovenia, India, and in California, Texas, Massachusetts and Washington in the United States. The Company’s architecture and technology are marketed on the basis of a number of factors including high performance/low power and price/performance, rapid time-to-market and the availability of third-party support. ARM also capitalizes on the extensive marketing and distribution networks of its semiconductor partners who market and distribute ARM core-based products directly to systems companies. As part of the Company’s strategy to increase ARM’s visibility, the Company’s license agreements generally require its partners to display an ARM logo on the ARM core-based products that they distribute. The Company believes that to the extent ARM technology becomes more widely accepted, the ARM “brand” will become increasingly important to potential partners and will drive the Company’s expansion into related software, development tools and system design. ARM believes that the availability of its marketing, sales and support services to all of its partners worldwide is critical to the success of the ARM architecture.

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

As of December 31, 2013, ARM had 1,996 full-time research and development staff located at offices in Cambridge, Maidenhead, Sheffield and Blackburn in the United Kingdom; Sophia Antipolis and Grenoble, France; Grasbrunn, Germany; Trondheim, Norway; Lund, Sweden; Oulu, Finland; Sentjernej, Slovenia; Austin, Texas, US; San Jose, Irvine and San Diego, California, US; Olympia, Washington, US; Bangalore and Noida, India; Shanghai, P.R. China and Hsinchu, Taiwan.

In 2011, 2012 and 2013, research and development costs were approximately £158.6 million, £166.3 million and £202.9 million, respectively. Research and development costs were 32%, 29% and 28% of total revenues in 2011, 2012 and 2013, respectively.

Acquisitions

On July 19, 2013, the Company purchased the entire share capital of Sensinode OY. (“Sensinode”) for $11.7 million in cash.  This purchase has been accounted for as an acquisition.

On December 12, 2013, the Company purchased the entire share capital of Geomerics Limited (“Geomerics”) for £13.4 million in cash.  This purchase has been accounted for as an acquisition.

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

ORGANIZATIONAL STRUCTURE

ARM Holdings plc is the holding company for a number of subsidiaries. The following is a list of our significant subsidiaries at December 31, 2013. Not all of our subsidiaries are included, as the list would be excessive in length. Unless stated otherwise, each subsidiary is wholly owned.

Company	Jurisdiction of Incorporation
ARM, Inc.	United States
ARM Limited	England and Wales
ARM France SAS	France
ARM Consulting (Shanghai) Co. Ltd	China
ARM Norway AS	Norway
ARM Embedded Technologies Pvt. Ltd.	India

PROPERTIES

The Company leases land and buildings for its executive offices, engineering, marketing, administrative and support operations and design centers. The following table summarizes certain information with respect to the principal facilities leased by the Company:

Location	Freehold/Leasehold	Lease Term and Commencement Date	Approximate Area (square feet)	Principal Use
Cambridge, UK (110 Fulbourn Road)	Leasehold	20 years September 29, 1999	45,000	Executive offices and engineering, marketing and administrative operations
Cambridge, UK (130 Fulbourn Road)	Leasehold	20 years March 25, 2002	35,000	Executive offices and engineering, marketing and administrative operations
Cambridge, UK (100 Fulbourn Road)	Leasehold	13 years October 4, 2010	30,000	Executive offices and engineering, marketing and administrative operations
Maidenhead, UK	Leasehold	25 years July 7, 1998	20,000	Executive offices and design center
San Jose, California, US	Leasehold	7 years August 1, 2008	92,000	Executive offices and engineering, marketing and administrative operations
Austin, Texas, US	Leasehold	7.5 years August 1, 2009	57,400	Design center, marketing and support operations
Bangalore, India	Leasehold	10 years March 1, 2007	113,800	Executive offices and engineering, marketing and administrative operations
Shanghai, China	Leasehold	3 years May 1, 2012	37,000	Executive offices and engineering, marketing and administrative operations

In addition, the Company leases offices in Sheffield, England; Blackburn, England; Cambridge, England; Grasbrunn, Germany; Trondheim, Norway; Lund, Sweden; Oulu, Finland; Sophia Antipolis and Grenoble, France; Sentjernej, Slovenia; Hsinchu, Taiwan; Noida, India; Irvine, California, USA; Plano, Texas, USA; Olympia, Washington, USA and Shanghai, China that are used for engineering and administrative purposes as well as in Shin-Yokohama, Japan; Shenzhen and Beijing, China; Taipei City, Taiwan; and Seoul, South Korea which are used for marketing and support operations. Company personnel based in Boston, Massachusetts, US; Seattle, Washington, US; San Diego, California, US; Paris, France; Vilvoorde, Belgium and Kfar Saba, Israel have office space available to them.

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

Within the review of the Operating Results we have included certain non-IFRS measures; specifically, we present (i) research and development costs, (ii) sales and marketing expenditure, (iii) general and administrative costs, (iv) operating costs for each of the segments and (v) profit/loss before tax for each of the segments, adjusted in each case to exclude exceptional items, share-based compensation charges including payroll taxes, amortization of intangibles acquired with business combinations, other acquisition-related charges, charges relating to the disposal and impairment of investments, share of results of joint venture and costs relating to the Company’s associate company Linaro.  Where such non-IFRS measures are presented, we also present the reconciling items detailed above and amount thereof, to the most directly comparable IFRS measures of research and development costs, sales and marketing expenditure, general and administrative and operating costs and profit/loss before tax for each of the segments, respectively.

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

In 2011, the Linaro costs were previously classified as Research and Development costs since the principal activities of Linaro are predominantly engineering in nature.  Since the Company receives no direct engineering benefit from this expenditure, it is now considered that these charges would be more appropriately recorded as General and Administrative costs.  As a result the amount of £6.8 million has been reclassified as General and Administrative Costs in the 2011 comparatives.

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

The Company’s revenues in 2013 increased in US dollars, being the primary currency of revenues generated, by approximately 22% whilst the semiconductor industry (excluding memory and analog) US dollar revenues as a whole increased by about 1% during the period October 1, 2012 to September 30, 2013 (source: Semiconductor Industry Association). This period is, in the Company’s opinion, relevant for comparison purposes because the

Company’s royalty revenues are recognized when the Company receives notification from the customer of product sales, and such notification is typically received in the quarter following shipment of the product by the customer. Looking ahead to 2014, semiconductor industry revenues are generally anticipated to grow modestly compared to 2013 (source: Gartner) and the Company is well positioned to continue to outperform the industry.

In 2013, the Company has remained both profitable and cash generative. On operating profits of £153.5 million, cash inflows from operating activities were £315.3 million, resulting in cash being returned to shareholders through dividends of £68.9 million. At the end of the year, the Company reported cash, cash equivalents and short- and long-term deposits, net of accrued interest of £706.3 million.

Revenues

The Company’s revenues are classified as either “Product Revenues,” consisting of license fees, sales of development systems and royalties, or “Service Revenues,” consisting of revenues from support, maintenance and training. The most significant component of ARM’s total revenues are license fees and royalty income which accounted for approximately, 88%, 89% and 90% of total revenues in 2011, 2012 and 2013, respectively.

Revenues from license fees accounted for approximately, 37%, 37% and 40% of total revenues in 2011, 2012, and 2013 respectively. License fees as a percentage of total revenues will be affected by fluctuations in royalties and in demand for ARM’s development systems and support and maintenance services. These products and services complement ARM’s licenses by supporting ARM’s semiconductor partners in their efforts to reduce time to market. In addition, they provide ARM with a way to support systems companies who purchase finished ARM technology-based products from semiconductor companies as well as certain software vendors whose software runs on ARM microprocessors. Growth in these complementary products and services will depend on continued success in demonstrating to semiconductor companies, systems companies and software vendors the enhanced implementation possibilities which such products and services provide for ARM technology-based products and, more generally, on continued market acceptance of the ARM architecture. Growth in these complementary products and services will also depend on whether the Company can devote sufficient engineering staff to support growth in services. Revenues from development systems and support and maintenance services represented approximately 12%, 11% and 10% of total revenues in 2011, 2012 and 2013, respectively.

Revenues from royalties accounted for approximately, 51%, 52% and 50% of total revenues in 2011, 2012, and 2013 respectively. The Company believes royalty revenue will continue to contribute a significant portion of total revenue going forward as the total number of partners and licenses increases.

As of December 31, 2013, the Company had about 350 partners who, in turn, provide access to many other customers worldwide.

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

Revenue Recognition

The Company follows the principles of IAS 18, “Revenue recognition”, in determining appropriate revenue recognition policies. In principle, therefore, revenue associated with the sale of goods is recognised when all of the following conditions have been satisfied:

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

Revenue associated with the rendering of services is recognised when all of the following conditions have been satisfied:

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

License revenue. Revenue from standard license products which are not modified to meet the specific requirements of each customer is recognised when all of the conditions relevant to revenue associated with the sale of goods have been satisfied:

•	the significant risks and rewards of ownership are transferred when a license arrangement has been agreed and the intellectual property (IP) has been delivered to the customer;

•	continuing managerial involvement and effective control over IP licensed is relinquished at the point at which the IP is delivered to the customer;

•	the amount of revenue can be measured reliably; any consideration due under the licensing arrangement that is not deemed to be reliably measurable is deferred until it can be measured reliably; and

•
it is probable that the economic benefits associated with the transaction will flow to the Company; any economic benefits of the transaction that are deemed unlikely to flow to the Company are deferred until it becomes probable that they will flow to the Company.

The majority of the Company’s revenues come from the licensing of IP and subsequent receipt of royalty revenues and there are therefore very few direct costs associated with the sale of goods; where there are direct costs of revenues, these are measured with reference to the purchasing agreements in place with the Company’s suppliers.

Many license agreements are for products which are designed to meet the specific requirements of each customer. Revenue from the sale of such licenses is recognised on a percentage-of-completion basis over the period from signing of the license to customer acceptance. Under the percentage-of-completion method, provisions for estimated losses on uncompleted contracts are recognised in the period in which the likelihood of such losses is determined. The percentage-of-completion is measured by monitoring progress using records of actual time incurred to date in the project compared with the total estimated project requirement, which approximates to the extent of performance.

Where invoicing milestones in license arrangements are such that the receipts fall due significantly outside the period over which the customisation is expected to be performed or significantly outside its normal payment terms for standard license arrangements, the Company evaluates whether it is probable that economic benefits associated with these milestones will flow to the Company and therefore whether these receipts should initially be included in the arrangement consideration.

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

Where agreements involve several components, the entire fee from such arrangements is allocated to each of the individual components based on each component’s fair value, where fair value is the price that is regularly charged for an item when sold separately. Where a component in a multiple-component agreement has not previously been sold separately, the assessment of fair value for that component is based on other factors including, but not limited to, the price charged when it was sold alongside other items and the book price of the component relative to the book prices of the other components in the agreement. If fair value of one or more components in a multiple-component agreement is not determinable (where such component is not considered incidental to the overall arrangement), the entire arrangement fee is deferred until such fair value is determinable, or the component has been delivered to the licensee. Where, in substance, two or more elements of a contract are linked and fair values cannot be allocated to the individual components, the revenue recognition criteria are applied to the elements as if they were a single element.

Agreements including rights to unspecified future products (as opposed to unspecified upgrades and enhancements) are accounted for using subscription accounting, with revenue from the arrangement being recognised on a straight-line basis over the term of the arrangement, or an estimate of the economic life of the products offered if no term is specified, beginning with the delivery of the first product.

Royalty revenues. Royalty revenues are earned on sales by the Company’s customers of products containing ARM technology. Royalty revenues are recognised when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of revenue can be reliably measured. Revenues are recognised when the Company receives notification from the customer of product sales. Notification is typically received in the quarter following shipment of the products by the customer.

Other revenues. In addition to license fees, contracts generally contain an agreement to provide post-delivery service support, in the form of support, maintenance and training which consists of the right to receive services and/or unspecified product upgrades or enhancements that are offered on a when-and-if-available basis. Fees for post-delivery service support are generally specified in the contract. Revenue related to post-delivery service support is recognised based on fair value, which is determined with reference to contractual renewal rates. Where renewal rates are specified, revenue for post-delivery service support is recognised on a straight-line basis over the period for which support and maintenance is contractually agreed by the Company with the licensee.

Sales of software, including development systems, which are not specifically designed for a given license (such as off-the-shelf software) are recognised upon delivery, when the significant risks and rewards of ownership have been transferred to the customer. At that time, the Company has no further obligations except that, where necessary, the costs associated with providing post-delivery service support have been accrued. Services (such as training) that the Company provides which are not essential to the functionality of the IP are separately stated and priced in the contract and, therefore, accounted for separately. Revenue is recognised as services are performed and it is probable that the economic benefits associated with the transaction will flow to the Company.

For all types of revenue, if the amount of revenue recognised exceeds the amounts invoiced to customers, the excess amount is recorded as amounts recoverable on contracts within accounts receivable. The excess of license fees and post-delivery service support invoiced over revenue recognised is recorded as deferred revenue.

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

Intangible Assets

Goodwill. Goodwill represents the excess of the fair value of the consideration paid on acquisition of a business over the fair value of the assets, including any intangible assets identified, and liabilities acquired. Goodwill is not amortised but is measured at cost less impairment losses. In determining the fair value of consideration, the fair value of equity issued is the market value of equity at the date of completion, the fair value of share options is calculated using the Black-Scholes valuation model, and the fair value of contingent consideration is based upon whether the directors believe any performance conditions will be met and thus whether any further consideration will be payable.

Other intangible assets. Computer software, purchased patents and licenses to use technology are capitalised at cost and amortised on a straight-line basis over an estimate of the time that the Company is expected to benefit from them. Costs that are directly attributable to the development of new business application software and which are incurred during the period prior to the date that the software is placed into operational use, are capitalised. External costs and internal costs are capitalised to the extent they enhance the future economic benefit of the asset.

Although an independent valuation is made of any intangible assets purchased as part of a business combination, the directors are primarily responsible for determining the fair value of intangible assets.

In-process research and development projects purchased as part of a business combination may meet the criteria set out in IFRS 3 (revised), “Business combinations”, for recognition as intangible assets other than goodwill. Management tracks the status of in-process research and development intangible assets such that their amortisation commences when the assets are brought into use.

Amortisation is calculated so as to write off the cost of intangible assets, less their estimated residual values, which are adjusted, if appropriate, at each balance sheet date, on a straight-line basis over the expected useful economic lives of the assets concerned. The principal economic lives used for this purpose are:

Computer software	Three to five years
Patents and licenses	Three to eleven years

In-process research and development	One to five years
Developed technology	One to seven years
Existing agreements and customer relationships	One to six years
Core technology	Five years
Trademarks and tradenames	One to five years
Order backlog	One year

Impairment of assets

Non-financial assets that have an indefinite useful life, for example goodwill, are not subject to amortisation but are tested annually for impairment.

Non-financial assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognised for the amount by which the non-financial asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value-in-use. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (each a cash generating unit, “CGU”). Where the recoverable amount of a CGU is measured based on a value-in-use calculation, all cash inflows and outflows associated with the CGU are taken into account whether these are explicitly charged or not. Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

The annual impairment tests in 2013 and 2012 showed there was no impairment with respect to goodwill. Furthermore, no trigger events have been identified that would suggest the impairment of any of the Company’s other intangible assets.

The Company considers at each reporting date whether there is any indication that financial assets are impaired. If there is such an indication, the Company carries out an impairment test by measuring the assets’ recoverable amounts, which are the higher of the assets’ fair values less costs to sell and their values in use. If the recoverable amounts are less than the carrying amounts an impairment loss is recognised, and the assets are written down to their recoverable amounts.

In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are permanently impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any permanent impairment loss on that financial asset previously recognised in the income statement – is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

When securities classified as available-for-sale are sold or permanently impaired, the accumulated fair value adjustments recognised through other comprehensive income are recycled through the income statement.

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

During the period, legislation was enacted to allow UK companies to elect for the Research and Development Expenditure Credit (RDEC) on qualifying expenditure incurred since April 1, 2013, instead of the existing super-deduction rules. At the balance sheet date, management has concluded that the election will be made and therefore the RDEC is recorded as income in profit before tax, netted against research and development expenses as the RDEC is of the nature of a government grant.  In previous periods there was a reduction in the income tax expense.

Deferred income taxes are computed using the liability method. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted rates and laws that will be in effect when the differences are expected to reverse. The deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax assets are recognised to the extent that it is probable that future taxable profits will arise against which the temporary differences will be utilised.

Deferred tax is provided on temporary differences arising on investments in subsidiaries except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets and liabilities arising in the same tax jurisdiction are offset, where the taxation authority permits a single net payment.

In the period a decision to elect into the UK patent box regime was made. The UK patent box regime seeks to tax all profits attributable to patented technology at a reduced rate of 10%.  The rules are to be phased in over 5 years from April 1, 2013 – a company will be entitled to only 60% of the deduction in financial year 2013/14, rising to 100% by 2017/18. As ‘relevant’ patent box profits are taxed at 10% and other profits are taxed at UK statutory rates, deferred tax assets and liabilities are measured using the average rates expected to apply on realization or settlement.

In the UK and the US, the Company is entitled to a tax deduction for amounts treated as compensation on exercise of certain employee share options or vest of share awards under each jurisdiction’s tax rules. A compensation expense is recorded in the Company’s income statement over the period from the grant date to the vesting date of the relevant options and awards. As there is a temporary difference between the accounting and tax bases, a deferred tax asset is recorded. The deferred tax asset arising is calculated by comparing the estimated amount of tax deduction to be obtained in the future (based on the Company’s share price at the balance sheet date) with the cumulative amount of the compensation expense recorded in the income statement. If the amount of estimated future tax deduction exceeds the cumulative amount of the compensation expense at the statutory rate, the excess is recorded directly in equity, against retained earnings.

Provisions

Provisions for legal claims are recognised when: the Company has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount of the outflow can be reliably estimated.

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

	Year ended December 31,
	2011	2012	2013
	%	%	%
Revenues
Product revenues	94.7	95.1	95.2
Service revenues	5.3	4.9	4.8

	Year ended December 31,
	2011	2012	2013
	%	%	%
Total revenues	100.0	100.0	100.0
Cost of revenues
Product costs	3.2	3.4	3.5
Service costs	2.4	2.1	2.0
Total cost of revenues	5.6	5.5	5.5
Gross profit	94.4	94.5	94.5
Operating expenses
Research and development	32.2	28.8	28.4
Sales and marketing	14.8	12.6	12.5
General and administrative	17.1	16.9	17.9
Total operating expenses before exceptional items	64.1	58.3	58.8
Exceptional items (1)	-	-	14.2
Total operating expenses after exceptional items	64.1	58.3	73.0
Profit from operations	30.3	36.2	21.5
Investment income	1.6	2.4	1.9
Interest payable	0.0	0.0	0.0
Share of results of joint venture	-	(0.1)	(0.6)
Profit before tax	31.9	38.5	22.8
Tax	9.0	10.5	8.1
Profit for the year	22.9	28.0	14.7

(1) The exceptional items in 2013 relate to a contribution to a full and final settlement of certain patent related litigation and the impairment of an available-for-sale financial asset acquired as part of a transaction to acquire rights to a patent portfolio.

The following table sets forth, for the periods indicated, our total revenues in U.S. dollars and sterling:

	Year ended December 31,
	2011		2012		2013
	£ million	£ million	£ million	£ million	£ million	£ million
Total Revenues	491.8	785.0	576.9	913.1	714.6	1,117.7
Percentage Increase (vs previous year)			17%	16%	24%	22%
Actual Dollar/Sterling Exchange Rate	$1.60		$1.58		$1.56

Management analyzes product revenues in the categories of royalties, licenses and development systems. Service revenues consist of support, maintenance and training income. The following table sets forth, for the periods indicated, the amount of total revenues represented by each component of revenue:

	Year ended December 31,
	2011	2012	2013
	£ million
Product Revenues
Royalties	252.4	299.8	358.3
Licenses	180.5	214.0	285.6
Software and tools	32.9	34.7	36.4
	465.8	548.5	680.3
Service Revenues
Support, Maintenance and Training	26.0	28.4	34.3
Total Revenues	491.8	576.9	714.6

Product revenues. Product revenues consist of license fees, sales of development systems and royalties. Product revenues for 2011, 2012 and 2013 were £465.8 million, £548.5 million and £680.3 million, respectively, representing approximately 95% of total revenues in each of 2011, 2012 and 2013, respectively. Product revenues in US dollars, being the primary currency of revenues generated, increased from $743.7 million in 2011 to $868.1 million in 2012 and increased further to $1,063.9 million in 2013.

License revenues increased from £180.5 million in 2011 to £214.0 million in 2012 and further increased to £285.6 million representing approximately 37%, 37% and 40% of total revenues in 2011, 2012 and 2013, respectively. License revenues in US dollars increased from $285.7 million in 2011 to $339.3 million in 2012 and further increased to $447.9 million in 2013.

Processor Division (PD) dollar license revenues increased by 21% in 2012 and increased by 33% in 2013.

The portfolio of licensable products comprises a rich mix of proven ARM technology, such as the ARM7, ARM9 and ARM11 families of products and newer technology such as the Cortex family of products and the Mali 3D graphics processors.

	Year ended December 31,
	2011	2012	2013
	(number or % of PD license revenue)
Licenses
New licenses signed	121	110	121
PD License Revenues
Cortex Family	52%	53%	53%
Long term licenses with certain strategic customers	23%	25%	27%
Graphics Processor	8%	9%	8%
Other Core license revenue	6%	2%	1%
Non-Core	11%	11%	11%
Total	100%	100%	100%

33 companies became new ARM Partners in 2013 (2012: 28 new ARM Partners), bringing the total number of semiconductor partners to about 350 at the end of the year. This total number of semiconductor partners was net of those companies that have signed licenses with ARM in the past but have since been acquired by other companies or who no longer have access to ARM technology for other reasons.

During 2013, 91 Cortex family licenses were signed, bringing the accumulated total of Cortex family licenses to 415 (excluding licenses that are no longer expected to generate royalties). 19 licenses to ARM’s Mali 3D graphics processors were signed in 2013, bringing the accumulated total of Mali licenses to 86 (excluding licenses that are no longer expected to generate royalties).

License revenues from non-core products, covering items such as platforms, peripherals, embedded trace modules, embedded software, data engines, models and sub-systems were £26.0 million in 2013 compared to £20.5 million in 2012 and £16.2 million in 2011.

By the end of 2013, ARM had signed a total of 101 physical IP platform licenses. ARM’s Physical IP Division (“PIPD”) reported license revenues of £41.2 million in 2013 compared to £32.9 million in 2012 and £31.2 million in 2011, representing approximately 14% of total license revenues in 2013, 15% in 2012 and 17% in 2011.

In 2013, ARM continued to develop leading-edge physical IP which enables the optimized implementation of SoC designs and to sign synergistic licenses that have been enabled by the combination of ARM and Artisan. Cortex-A class processors benefit from physical IP optimized for high performance and low power on advance process nodes; and Cortex-M class processors benefit from physical IP optimized for low performance and low power on mature process nodes. 16 licenses were signed for processor optimization packages in 2013, bringing the total number of licenses for this technology to 57.

Revenues from the sale of development systems increased from £32.9 million in 2011 to £34.7 million in 2012 and further increased to £36.4 million in 2013, representing approximately 7% in 2011, 6% in 2012 and 5% in 2013. Development systems revenues in US dollars increased from $52.5 million in 2011 to $54.9 million in 2012 and further increased to $57.1 million in 2013. The increase in 2012 and 2013 was due to the greater demand for the Company’s products required to support processor products.

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

Royalties increased from £252.4 million in 2011 to £299.8 million in 2012 and further increased to £358.3 million in 2013, representing, 51%, 52% and 50% of total revenues in 2011, 2012 and 2013, respectively. US dollar royalty revenues increased from $405.6 million in 2011 to $473.9 million in 2012 and further increased to $558.9 million in 2013. Royalty revenues in 2013 comprised £317.5 million from PD and £40.8 million from PIPD. PD volume shipments increased from 7.9 billion units in 2011 to 8.7 billion units in 2012 and further increased to 10.4 billion units in 2013, representing an increase of 19% compared to 2012. Worldwide unit shipments of mobile handsets grew around 5% in 2013. As more ARM technology is typically incorporated into feature-rich handsets, the Company benefited from the higher proportion of smartphones being shipped in the year. Beyond mobile, the Company also continued to gain share in all target end-markets including mobile computing, digital televisions and microcontrollers.

The Company expects royalty revenues to grow over the medium-term although they may be subject to significant fluctuations from quarter to quarter. The total number of partners shipping ARM technology-based products at the end of 2013 was 142 after taking into account corporate activity within the ARM partnership. 29 companies were paying royalties for physical IP products at the end of the year.

Service revenues. Service revenues consist of support, maintenance and training. Service revenues increased from £26.0 million in 2011 to £28.4 million in 2012 and further increased to £34.3 million in 2013, representing 5% of total revenues in 2013 (2012: 5%, 2011: 5%). Service revenues in US dollars, increased from $41.3 million in 2011 to $45.0 million in 2012 and further increased to $53.8 million in 2013.

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

	Year ended December 31,
	2011	2012	2013
	%	%	%
Revenue by destination:
North America	39	38	39
Japan	10	8	7
Asia Pacific, excluding Japan	39	43	45
Europe	12	11	9
Total	100	100	100

Product costs. Product costs are limited to variable costs of production such as the costs of manufacture of development systems, amortization of third-party technology licenses, cross-license payments to collaborative partners and time of engineers on PIPD projects.

	Year ended December 31,
	2011	2012	2013
Product costs	£15.8m	£19.8m	£24.7m
As a percentage of total revenue	3%	3%	3%
Product Gross Margin	97%	96%	96%

Product costs increased in 2013 and in 2012 due primarily to the continued increase in PIPD direct costs. In 2013, development systems costs made up 11% (2012: 16%, 2011: 18%) of total product costs, PIPD direct costs accounted for 87% (2012: 73%, 2011: 74%) and the balance related to third-party licenses and cross-license payments.

Service costs. Service costs include the costs of support and maintenance services provided to licensees of ARM technology. Cost of services was £11.9 million in 2011, £12.1 million in 2012 and £14.6 million in 2013. The gross margins earned on service revenues were approximately 54% in 2011, 58% in 2012 and 57% in 2013. In 2012 and 2013, the increase in service costs was largely due to increasing staff costs as the Company grows, offset by a lower stock-based compensation charge compared to 2011.

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

	At December 31,
Maturity profile of backlog	2012	2013
Next two quarters (Q1 and Q2)	24%	25%
Subsequent two quarters (Q3 and Q4)	22%	19%
Greater than twelve months	54%	56%
Total	100%	100%

	At December 31,
Backlog composition	2012	2013
Processors	73%	76%
Physical IP	14%	12%
Support & Maintenance and Others	13%	12%
Total	100%	100%

At the end of 2013, backlog was 17% higher than at the beginning of the year due to the licensing of new technologies to lead partners along with the signing of further large long-term licensing deals where revenue is expected to be recognized over a number of accounting periods.

Another performance indicator is the number of patent applications submitted by ARM employees. ARM incentivizes its employees to submit patent applications by awarding patent bonuses. The number of proposed patent applications submitted by ARM employees was 210 in 2013, 214 in 2012 and 196 in 2011.

Research and Development Costs

	Year ended December 31,
	2011	2012	2013
	(in millions of pounds or %)
Total	158.6	166.3	202.9
Percentage of total revenue	32%	29%	28%
Share based compensation charges (including payroll taxes)	34.8	25.9	45.1

	Year ended December 31,
	2011	2012	2013
Amortization of intangible assets acquired with business combinations	2.4	2.2	6.9
Acquisition-related charges	2.5	4.3	2.6
Normalized research and development costs	118.9	133.9	148.3
Excluding these charges the Percentage of total revenue	24%	23%	21%

Continued investment in research and development remains an essential part of the Company’s strategy as the development of new products for licensing is key to its future growth.

Average engineering headcount increased from 1,366 in 2011 to 1,581 in 2012 and further increased to 1,803 in 2013. Staff costs increased in both 2012 and 2013 as a result of the growth in headcount as well as employee cost inflation.

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

Sales and Marketing Expenditure

	Year ended December 31,
	2011	2012	2013
	(in millions of pounds or %)
Total	72.6	72.9	89.4
Percentage of total revenue	15%	13%	13%
Share based compensation charges (including payroll taxes)	11.3	7.7	12.1
Amortization of intangible assets acquired with business combinations and other acquisition related costs	0.8	0.8	0.6
Normalized sales and marketing expenditure	60.5	64.4	76.7
Excluding these charges the Percentage of total revenue	12%	11%	11%

Average headcount in this area increased from 349 in 2011 to 367 in 2012 and 425 in 2013.

Overall sales and marketing costs increased in 2011 due primarily to increased staff bonuses and sales commissions. Sales and marketing costs increased largely due to increased corporate marketing in 2012 and 2013.

General and Administrative Costs

	Year ended December 31,
	2011	2012	2013
	(in millions of pounds or %)
Total	84.0	97.7	128.2
Percentage of total revenue	17%	17%	18%
Share based compensation charges (including payroll taxes)	8.1	9.8	14.7
Investment-related charges	1.8	0.6	3.5
Linaro-related charges	6.8	-	7.0

	Year ended December 31,
	2011	2012	2013
Acquisition-related charges	0.7	1.4	1.5
Normalized general and administrative costs	66.6	85.9	101.5
Excluding these charges the Percentage of total revenue	14%	15%	14%

In 2012 the Company built a data center in Cambridge, UK to provide further engineering clusters which increased information technology costs significantly. In 2013, general and administrative costs were higher due to further costs relating to engineering clusters as well as higher legal costs relating to patent acquisitions and legal claims. Costs were also higher due to an increase in bad debt provisions.

General and administrative average headcount was 370, up from 313 in 2012 and 281 in 2011.

Unrealized future foreign exchange losses on certain committed but not yet invoiced future revenue streams of £4.5 million (2012: £3.7 million; 2011: £1.2 million) were recorded in 2013. There were other foreign exchange gains of £4.2 million in 2011, £1.9 million in 2012 and £3.3 million in 2013. The foreign exchange rate between the US dollar and sterling has been relatively stable during 2012 and 2013. The overall net charge or gain depends upon the mix and quantum of non-sterling denominated monetary assets (including cash, accounts receivable and accounts payable), embedded derivatives and currency exchange contracts.

Restructuring costs. In 2011, 2012 and 2013, there were no restructuring charges.

Amortization of intangible assets. Licenses to use third-party technology and acquired patents are capitalized and amortized over the useful economic period that the Company is expected to gain benefit from them (generally between three and ten years). Licenses and patents totaling £23.6 million were purchased during 2001 to 2008. No licenses were purchased in 2009, 2010 and 2011. In 2012 and 2013 licenses were purchased for £1.4 million and £74.1 million, respectively. Amortization of these licenses amounted to £8.3 million in 2013 (2012: £1.8 million; 2011: £1.6 million). At December 31, 2013, the net book value of these assets was £69.5 million; which will be amortized over the next eleven years.

During 2006, the Company purchased Falanx Microsystems AS, a graphics IP company in Norway. Intangibles acquired and capitalized consisted of developed technology and customer relationships and totaled £5.3 million. These were amortized over three to five years and the charge in 2011 was £0.3 million. The Company also purchased Soisic SA, an IP company based in France and the US. Intangibles acquired and capitalized were all developed technology and totaled £4.3 million. These assets were amortized over five years with a charge of £0.9 million in 2011. The assets were fully amortized by the end of 2011.

During 2008, the Company purchased Logipard AB, a video IP company in Sweden. Intangibles acquired and capitalized consisted of developed technology, customer relationships and in-process research and development and totaled £5.0 million. These assets are being amortized over three to five years and the charge in 2011 was £0.9 million, in 2012 was £0.9 million and in 2013 was £0.9 million. These assets were fully amortized by the end of 2013. As part of the acquisition, the Company also acquired some contracts from the parent company of Logipard. The value of these contracts is £1.8 million was capitalized and amortized over their useful economic lives. The charge in both 2011 and 2012 was £0.5 million. These assets were fully amortized by the end of 2012.

During 2011, the Company purchased Obsidian Software Inc., a developer of verification and validation products and services, based in Texas.  Intangibles acquired and capitalized consisted of patents and customer relationships and totaled £2.7 million.  These assets are being amortized over 3 years and the charge in 2011 was £0.4 million, in 2012 was £0.9 million and in 2013 was £0.9 million. At December 31, 2013, the net book value of these assets was £0.4 million. The Company also acquired Prolific, Inc., a California-based company that develops leading-edge IC design optimisation software tools. Intangibles acquired and capitalized consisted of developed technology, customer relationships and trademarks and totaled £2.4 million.  These assets are being amortized over 6 months to 3 years and the charge in 2011 was £0.1 million, in 2012 was £0.9 million and in 2013 was £0.8 million. At December 31, 2013, the net book value of these assets was £0.6 million.

There were no acquisitions in 2012.

During 2013, the Company purchased Sensinode OY, a provider of software technology for the Internet of Things (“IoT”).  Intangibles acquired and capitalized consisted of developed technology and customer relationships and totaled £2.8 million.  These assets are being amortized over five years and the charge in 2013 was £0.4 million.  The Company also purchased Geomerics Limited, a leader in lighting technology for the gaming and entertainment industries. Intangibles acquired and capitalized consisted of patents and customer relationships and totaled £5.0 million.These assets are being amortized over seven years and the charge in 2013 was £nil.

Exceptional item - IP indemnity and similar charges. As noted in prior financial statements, the Company had been in discussions with a licensee to re-negotiate the terms upon which the Company would indemnify that licensee. During 2013, terms were executed and the Company incurred indemnification costs amounting to $18.0 million. Further in relation to legal proceedings regarding the same patent portfolio, for consideration of $45.4 million, ARM entered into a license agreement with a third party covering patents being asserted against ARM technology in litigation between the patentee and a number of licensees of ARM technology. The license was entered into in full and final settlement of any indemnity claims with respect to the asserted patents and will prevent any future assertion of the patents against ARM technology.  Total indemnification, settlement and license costs of $63.4 million (£41.8 million) were expensed, as an exceptional item, in 2013, with a tax impact of £9.7 million.

Exceptional item - Impairment of available for sale financial assets (current). During the year, the Company has participated in a consortium, via a trust, to acquire certain patent rights. These rights were not subject to actual or threatened legal proceedings. Of the Company’s total contribution to the consortium, $100.5 million was classified within current available-for-sale financial assets (£60.7 million after translation at 31 December 2013 exchange rates) and $67 million, the residual, was classified within other intangible assets (£37.4 million after amortization to 31 December 2013). The available-for-sale financial asset represented ARM’s right to receive cash from the Company's financial interest in the consortium as it was anticipated that a program of licensing the patents to third parties would be undertaken by the trust. The other intangible asset consists of intellectual property rights that are being amortized over a period of eight and a half years, being the average remaining life of the underlying patent portfolio.

In Q4 2013, the trust made a strategic decision not to pursue a licensing program and the portfolio was put up for sale by auction. The Company acquired the Patents in January 2014 for $4.0 million (£2.4 million) which will be accounted for as an additional intangible asset.  As there is no longer an expectation of any future cash flows with respect to licensing of the Patents by the Trust, the available-for-sale financial asset has been impaired down to the value of the Company’s share of the auction proceeds, giving rise to an exceptional charge of $98.5 million (£59.5 million), with a tax impact of £18.3 million.

Interest. Net investment income increased from £8.0 million in 2011 to £13.6 million in 2012 and decreased to £13.1 in 2013. The decrease in 2013 was mainly due to lower interest rates. The increase in 2012 was mainly due to significantly higher cash balances, although the interest rates available were lower towards the end of the year. Cash was invested for periods of up to two years although more typically for periods of less than one year. Interest received in 2011, 2012 and 2013 included £0.1 million relating to a charitable interest free loan made by the Company in 2010.

Profit before tax. Profit before tax £156.9 million in 2011, £221.0 million in 2012 and £162.6 million in 2013, representing 32%, 38% and 23% of total revenues, respectively. In 2012, revenues grew strongly as a result of increased licensing activity as well as higher royalty revenues, with the result that profit increased by 38%. In 2013, higher revenues have been offset by the cost of exceptional items.

Share of results of joint venture. On December 4, 2012 the joint venture, Trustonic Limited, of which the Company holds a 40% share, commenced trading. The initial investment value amounted to £7.5 million. The Company’s share of the results of Trustonic in 2013 was a loss of £4.0 million (2012: loss of £0.7 million).

Tax charge. The Company’s effective tax rates were  28% in 2011, 27% in 2012 and 36% in 2013. The tax rate in 2012 was impacted by the partial de-recognition of an existing deferred tax asset considered non-recoverable following a change in California state tax law. The provisions extending the US federal R&D tax credits into 2012 were signed on January 2, 2013. However, since the provisions were not enacted until after the year end, the benefit of the 2012 R&D tax credits will be accounted for in 2013. In 2013, the tax rate has increased primarily due to the exceptional cost relating to the impairment of the available-for-sale financial asset which has given rise to an unrecognized deferred tax asset.

Segment Information

At December 31, 2013, the Company was organized on a worldwide basis into three business segments, namely the Processor Division (“PD”), the Physical IP Division (“PIPD”) and the System Design Division (“SDD”). This was based upon the Company’s internal organization and management structure and was the primary way in which the Chief Operating Decision Maker (“CODM”) and the rest of the board were provided with financial information. Whilst revenues were reported into four main revenue streams (namely licensing, royalties, development systems and services), the costs, operating results and balance sheets were only analyzed by the three segments.

PD primarily comprises the ARM processor and services businesses. Recent acquisitions have been allocated to the various divisions as follows: Falanx in 2006, Logipard in 2008, Obsidian in 2011 and Sensinode and Geomerics in 2013 to PD, and Soisic in 2006 and Prolific in 2011 to PIPD. Goodwill on each acquisition has also been allocated to these divisions, except for Artisan where the goodwill arising was allocated between PD and PIPD. See Note 13 to the Consolidated Financial Statements for the allocation of goodwill by segment.

Processor Division (PD)

The Processor Division encompasses those resources that are centered around microprocessor cores, including specific functions such as graphics IP, fabric IP, embedded software IP and configurable digital signal processing (“DSP”) IP.

Revenues. Total PD revenues for 2011, 2012 and 2013 were £397.6 million, £473.9 million and £596.2 million respectively.

License revenues increased from £149.3 million in 2011 to £181.1 million in 2012 and further increased to £244.4 million in 2013, representing approximately 38%, 38% and 41% of total PD revenues in 2011, 2012 and 2013, respectively. License revenues in US dollars increased from $236.5 million in 2011 to $287.1 million in 2012 and further increased to $382.6 million in 2013. Licensing revenues are driven by customers’ ongoing R&D programs. In 2012 and 2013, customers continued to invest further and also licensed higher value products resulting in the higher licensing revenues. The portfolio of licensable products comprises a rich mix of ARM technology, with the main revenue growth coming from the Cortex family of products and the Mali 3D graphics processors. See “—Results of Operations—Product revenues” above for further details. Optimized versions of certain processor cores were able to command higher prices which contributed to revenue growth in each of the years from 2011 to 2013. This optimization has been achieved by the combination of the Company’s physical IP with Cortex processor cores.

Royalties are either set as a percentage of the licensee’s ASP or, less frequently, as a fixed amount and are recognized when the Company receives notification from the customer of product sales. In effect, this means that it is normally in the quarter following the shipments that data is received and so royalty data for a year reflects actual shipments made from the beginning of October of the previous year to the end of September of the current year.

PD royalties increased from £222.2 million in 2011 to £264.4 million in 2012 and further increased to £317.5 million in 2013, representing 56%, 56% and 53% of total PD revenues in 2011, 2012 and 2013, respectively. Royalty revenues in US dollars were $356.9 million, $417.7 million and $495.1 million in 2011, 2012 and 2013, respectively. PD volume shipments increased from 7.9 billion units in 2011 to 8.7 billion units in 2012 and further increased to 10.4 billion units in 2013, representing an increase of 29% , an increase of 11% and an increase of 20% in 2011, 2012 and 2013, respectively. Average royalty revenue per chip remained constant at 4.8 cents in 2013 and 2012, up from 4.5 cents in 2011. In 2012, the increase was driven primarily by strong growth in Cortex-A class processor shipments and in the number of chips containing Mali graphics. We typically receive a higher royalty percentage for chips incorporating Cortex-A class processors and an additional royalty if these chips also contain a Mali graphics processor.

The following table presents a breakdown of processor unit shipments by type:

Processor Series	2011 Unit Shipments	2012 Unit Shipments	2013 Unit Shipments
ARM7	43%	36%	27%
ARM9	27%	21%	17%
ARM11	9%	9%	5%
Cortex-A	5%	9%	17%

Processor Series	2011 Unit Shipments	2012 Unit Shipments	2013 Unit Shipments
Cortex-R	2%	3%	4%
Cortex-M	14%	22%	30%

The following table presents a breakdown of processor unit shipments by target market:

Target Market	2011 Unit Shipments	2012 Unit Shipments	2013 Unit Shipments
Mobile	57%	53%	49%
Enterprise	16%	16%	18%
Home	4%	5%	5%
Embedded	23%	26%	28%

Service revenues consist of design consulting services and revenues from support, maintenance and training. Service revenues increased from £26.0 million in 2011 to £28.4 million in 2012 and further increased to £34.3 million in 2013, representing 7%, 6% and 6% of total PD revenues in 2011, 2012 and 2013, respectively. Service revenues in US dollars were $41.3 million in 2011, $45.0 million in 2012 and $53.8 million in 2013.

Operating Costs

	Year ended December 31,
	2011	2012	2013
	(in millions of pounds)
Total	223.8	243.3	426.6
Share based compensation charges (including payroll taxes)	36.9	30.0	54.5
Amortization of intangibles and other charges relating to business combinations	4.6	5.5	9.6
Share of results of joint venture and Linaro related costs	6.9	nil	7.0
Exceptional items	nil	nil	101.3
Net losses on investments	nil	0.6	3.5
Normalised Operating Costs	175.4	207.2	£250.7

Operating costs include cost of sales (comprising products costs and service costs), research and development costs, sales and marketing costs and general and administrative costs.

The increase in costs in 2012 and 2013 was due primarily to an increase in the research and development capability of the division and to increased expenditure on IT engineering cluster capacity to support the higher level of research and development activity. In 2013, there were exceptional costs of £41.8 million incurred relating to IP indemnification costs and £59.5 million relating to the impairment of an available-for-sale financial current asset.

Profit before tax. Profit before tax was £173.8 million in 2011, £230.6 million in 2012 and £169.6 million in 2013, representing 44%, 49% and 28% of total PD revenues, respectively. Excluding the charges noted above, operating margins in 2011, 2012 and 2013 were 56%, 56% and 58%, respectively.

Capital expenditure. Capital expenditure represents additions of property, plant and equipment. In 2011, 2012 and 2013 such expenditure was £7.7 million, £22.5 million and £10.4 million, respectively. The increase in 2012 was due to the investment to provide additional engineering cluster capacity to support the development of increasingly advanced processors. In 2013 there was no significant expenditure on engineering cluster capacity and as a result capital expenditure was lower than in 2012.

Total assets, total liabilities and net assets. Total assets in 2011, 2012 and 2013 were £274.6 million, £284.6 million and £389.4 million, respectively. In 2012, the investment in engineering cluster capacity gave rise to a higher level of property, plant and equipment. In 2013, total assets increased due to the acquisition of licenses and patents as well as an increase in goodwill due to the acquisitions of Sensinode and Geomerics. Total liabilities in 2011, 2012 and 2013 were £155.3 million, £182.6 million and £243.2 million, respectively. Liabilities increased in each year as a result of the increase in deferred revenue due to amounts invoiced on a number of high-value deals for products, the revenue for which will be recognized over a number of accounting periods. PD had net assets of £119.3 million, £102.0 million and £146.2 million in 2011, 2012 and 2013, respectively.

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

Goodwill decreased from £143.7 million in 2011 to £138.0 million in 2012 and increased to £151.5 million in 2013. The movement in 2013 was mostly due to the acquisitions of Sensinode and Geomerics, which resulted in £16.4 million of additional goodwill. The other movements in each year are as a result of fluctuations in the year end currency exchange rates.

Physical IP Division (PIPD)

The Physical IP Division is concerned with the building blocks necessary for translation of a circuit design into actual silicon.

Revenues. Total PIPD revenues in 2011, 2012 and 2013 were £61.3 million, £68.3 million and £82.0 million, respectively. In 2011, 2012 and 2013, PIPD’s license revenues were £31.2 million, £32.9 million and £41.2 million, respectively; and its royalty revenues were £30.1 million, £35.4 million and £40.8 million, respectively. In US dollar terms, licensing revenue increased from $49.2 million in 2011 to $52.2 million in 2012 and further increased to $65.3 million in 2013, and royalty revenue increased from $48.7 million in 2011 to $56.2 million in 2012 and further increased to $63.8 million in 2013. In 2012, the increase in license and royalty revenues was due to continued higher licensing activity and further utilization of ARM physical IP by foundries. These trends continued into 2013 with the resulting increase in revenues.

Operating Costs

	Year ended December 31,
	2011	2012	2013
	(in millions of pounds)
Total	81.1	82.8	90.7
Share based compensation charges (including payroll taxes)	12.1	8.6	12.1
Amortization of intangibles and other charges relating to business combinations	1.6	2.5	2.0
Write down of an investment	1.7	nil	nil
Normalised operating costs	65.7	71.7	76.6

Operating costs include product cost of sales, service cost of sales, research and development costs, sales and marketing costs and general and administrative costs.

Total average PIPD headcount was 488, 557 and 615 in 2011, 2012 and 2013, respectively. The headcount grew, in 2012 and 2013, in line with the growth in the business. Costs in 2012 and 2013 grew in line with the growth in headcount.

Profit/Loss before tax. PIPD recorded a loss before tax of £19.8 million, £14.5 million and £8.7 million in 2011, 2012 and 2013, respectively. Excluding the share-based compensation, and amortization and other charges relating to business combinations, PIPD recorded a loss before income tax of £4.4 million, £3.4 million and a profit of £5.4 million in 2011, 2012 and 2013, respectively. In 2012, the reduction of the loss was due to the increased licensing and royalty revenues. This trend continued in 2013 resulting in a profit for the year (excluding certain charges noted above).

Capital expenditure. Capital expenditure represents additions of property, plant and equipment. In 2011, 2012 and 2013, such expenditure was £4.1 million, £6.3 million and £3.4 million, respectively.

Total assets, total liabilities and net assets. Total assets in 2011, 2012 and 2013 were £419.9 million, £409.2 million and £400.1 million, respectively, with the movements in all three years being largely attributable to foreign exchange differences on goodwill and amortization of the intangibles. Total liabilities in 2011, 2012 and 2013 were £40.1 million, £43.9 million and £46.0 million, respectively. In 2012, liabilities were higher mostly due to the growth in deferred revenue. In 2013, liabilities grew slightly in line with the growth of the business. PIPD had net assets of £379.8 million, £365.3 million and £354.1 million in 2011, 2012 and 2013, respectively.

Goodwill. Goodwill in 2011, 2012 and 2013 was £383.9 million, £367.0 million and £360.2 million, respectively. The movement in 2012 and 2013 was due to foreign exchange rate movements. Part of the goodwill in respect of the Artisan acquisition has been allocated to PD (see above).

System Design Division (SDD)

The System Design Division develops and sells the tools and models used to create and debug software and SoC designs.

Revenues. SDD revenues increased from £32.9 million in 2011 to £34.7 million in 2012 and further increased to £36.4 million in 2013. US dollar revenues for the division were $52.4 million in 2011, $54.9 million in 2012 and $57.1 million in 2013.  The increase in 2012 and 2013 was due to the greater demand for the Company’s products required to support processor products.

Operating Costs

	Year ended December 31,
	2011	2012	2013
	(in millions of pounds)
Total	41.2	40.1	42.6
Share based compensation charges (including payroll taxes)	8.7	6.8	7.4
Amortization of intangibles purchased business combinations and other acquisition costs	0.2	nil	nil
Investment related charges	0.1	nil	nil
Normalised operating costs	32.2	33.3	35.2

Operating costs include cost of sales, research and development costs, sales and marketing costs and general and administrative costs.

In 2012 and 2013, headcount and other business costs remained at similar levels.

Loss before tax. SDD recorded a loss before income tax of £8.3 million, £5.4 million and £6.2 million in 2011, 2012 and 2013, respectively. Excluding the charges for share-based compensation, amortization and restructuring noted above, SDD made a profit of £0.7 million, £1.4 million and £1.2 million in 2011, 2012 and 2013, respectively.

Capital expenditure. Capital expenditure represents additions of property, plant and equipment. In 2011, 2012 and 2013, such expenditure was £1.2 million, £4.5 million and £1.2 million, respectively.

Total assets, total liabilities and net assets. Total assets in 2011, 2012 and 2013 were £30.9 million, £32.5 million and £31.6 million, respectively. The movements between years are due to fluctuations in working capital. Total liabilities in 2011, 2012 and 2013 were £15.0 million, £15.1 million and £12.0 million, respectively. SDD had net assets of £15.9 million, £17.4 million and £19.6 million in 2011, 2012 and 2013, respectively.

Goodwill. Goodwill in 2011, 2012 and 2013 was £14.9 million, £14.4 million and £14.2 million, respectively. The fluctuations are due to the impact of foreign exchange difference on the Axys and KSI goodwill which is denominated in dollars and KEG goodwill which is denominated in Euros.

Foreign Currency Fluctuations

Foreign currency fluctuations. The Company’s earnings and liquidity are affected by fluctuations in foreign currency exchange rates, principally the US dollar rate, as most of the Company’s revenues and cash receipts are denominated in US dollars while a high proportion of its costs are in sterling.

The Company hedges its currency exposure using forward contracts for the sale of US dollars, which are entered into with major banks. The Company also uses currency options for a limited proportion of its dollar exposure. The fair values of the currency exchange contracts outstanding at December 31, 2011, 2012 and 2013 are disclosed in Note 17 to the Consolidated Financial Statements. The settlement period of the forward contracts outstanding at December 31, 2013 was between January 8, 2014 and July 15, 2015. The settlement period of the forward contracts outstanding at December 31, 2012 was between January 4, 2013 and December 23, 2013. The settlement period of the option contracts outstanding at December 31, 2013 was between January 21, 2014 and December 31, 2014. The settlement period of the option contracts outstanding at December 31, 2012 was between January 17, 2013 and December 17, 2013.

Contingencies and Loss Provisions

The accounting policy with respect to loss provisions is described in “—Operating Results—Critical Accounting Policies and Estimates—Provisions” above. Intellectual property disputes to which we are party are described in “Item 8. Financial Information—Legal Proceedings.” There was no provision for such disputes as of December 31, 2013 (2012: £1.2 million; 2011: £0.6 million) as, based on the facts and circumstances surrounding any disputes, the Company does not expect any such dispute to result in a material cash outflow.

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

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations primarily through cash generated from operations. Over the previous three years we have received £20.0 million in cash from the issuance of shares and transfers of treasury shares to employees who have exercised options in the Company.

The Company’s operating activities provided net cash of £193.8 million, £156.9 million and £315.3 million in 2011, 2012 and 2013, respectively.

Accounts receivable increased by £13.4 million in 2011, increased by £5.7 million in 2012 and further increased by £19.8 million in 2013. Days’ sales outstanding were 46 at December 31, 2011, 48 at December 31, 2012 and 47 at December 31, 2013. In 2012 and 2013, increased licensing activity resulted in an increase in both accounts receivable and deferred revenue. Included within accounts receivable are amounts recoverable on contracts. Prepaid expenses and other assets increased by £12.3 million in 2011, increased by £1.1 million in 2012, and increased by £8.8 million in 2013. Inventories in 2013 remained at similar levels to 2012. There have been no other significant movements in other current assets.

The cash flow statement for 2012 includes a revision in respect of the advance payment to acquire rights to MIPS Technologies, Inc.’s portfolio of patents.  £103.7 million has been moved from ‘prepayments and other assets’ within working capital movements to ‘advance payment to acquire intangible asset and available-for-sale financial asset’ within investing activities.  The revision has been made to reflect the nature of the payment following the completion of the transaction in 2013.

Accounts payable increased by £4.4 million in 2011, decreased by £2.8 million in 2012 and increased by £1.1 million in 2013. Movements in the accounts payable balance reflect the timing of receipt of invoices from suppliers. Accrued and other liabilities increased by £10.2 million in 2011, decreased by £4.8 million in 2012 and increased by £8.3 million in 2013. The decrease in 2012 was primarily due to a lower accrual for share-based payment taxes. The increase in 2013 was in line with the growth of the business.

At December 31, 2013, the Company recorded £199.2 million of deferred revenues (2012: £150.6 million; 2011: £116.8 million). Deferred revenues are an element of customer backlog, and represent amounts invoiced to customers not yet recognized as revenues in the income statement. Similarly, the Company recorded £5.6 million of amounts recoverable on contracts (“AROC”) at December 31, 2013, compared to £4.9 million and £7.8 million at December 31, 2011 and 2012, respectively. AROC represents amounts that have been recognized as revenue in the income statement but are yet to be invoiced to customers. Both deferred revenue and AROC fluctuate due to the maturity profile of ARM’s products, and invoicing milestones within contracts. Deferred revenues have increased due to the higher number of long-term license deals with certain strategic partners where the revenue will be recognized over a number of accounting periods as well as license deals for newer technologies where a greater proportion of the revenue is deferred until later periods. At December 31, 2013, £42.5 million of deferred revenue is expected to be recognized after more than one year.

The Company believes that, given its current level of business, it has sufficient working capital for the foreseeable future.

Cash flow from operations has been used to fund the working capital requirements of the Company as well as capital expenditure. Cash outflow from capital expenditure in 2013 was £13.5 million for property, plant and equipment and £31.8 million for other intangible assets, compared with £20.2 million and £5.4 million in 2012 and £12.1 million and £0.8 million in 2011, respectively. Capital expenditure on property, plant and equipment was higher in 2012 primarily due to greater investment in engineering cluster servers, larger quantities of which are required to enable research and development work at the lower geometries. This included the construction of a data center at the Cambridge, UK site. In 2013, capital expenditure on property, plant and equipment was lower since there has not been the same activity relating to engineering cluster services in 2013.  The cash flow in respect of intangible assets has been higher due to the expenditure on licenses to intellectual property.

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

In 2013, the Company made two acquisitions: Sensinode Oy and Geomerics Limited. The total expenditure, net of cash acquired, on these acquisitions was £21.1 million. The Company also made additional payments of £2.0 million and £0.6 million in respect of the acquisitions of Obsidian and Prolific, respectively, for time-based and performance bonuses due under the acquisition agreement.

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

In 2012, the Company made further investments in Ideaworks 3D Limited (now called Marmalade Technologies Limited) and Ambiq Micro, Inc, of £1.3 million and £0.4 million, respectively. The Company also disposed of various investments including Cognovo Limited and Nethra Imaging, Inc.

During the year, the Company has participated in a consortium, via a trust, to acquire certain patent rights. These rights were not subject to actual or threatened legal proceedings. Of the Company’s total contribution to the consortium, $100.5 million was classified within current available-for-sale financial assets (£60.7 million after translation at 31 December 2013 exchange rates) and $67 million, the residual, was classified within other intangible assets (£37.4 million after amortization to 31 December 2013). The available-for-sale financial asset represented ARM’s right to receive cash from the Company's financial interest in the consortium as it was anticipated that a program of licensing the patents to third parties would be undertaken by the trust. The other intangible asset consists of IP rights that are being amortized over a period of eight and a half years, being the average remaining life of the underlying patent portfolio.

In Q4 2013, the trust made a strategic decision not to pursue a licensing program and the portfolio was put up for sale by auction. The Company acquired the Patents in January 2014 for $4.0 million (£2.4 million) which will be accounted for as an additional intangible asset.  As there is no longer an expectation of any future cash flows with respect to licensing of the patents by the trust, the AFS financial asset has been impaired down to the value of the Company’s share of the auction proceeds, giving rise to a non-cash exceptional charge of $98.5 million (£59.5 million).  A deferred tax asset has not been recognized in relation to this exceptional item, increasing the current tax charge by £18.3 million.

 During 2012, the Company entered into a number of lease agreements for IT equipment which have been classified as finance leases. The outstanding liability at December 31, 2012 was £5.8 million.

In 2013, the Company invested £5.0 million in Cambridge Innovation Capital plc and made further investments of £3.1 million.

From time to time the Company has bought back shares in order to supplement dividends in returning surplus funds to shareholders. The Company did not buy back any shares during 2011, 2012 or 2013. Dividends totaling £68.9 million were paid to shareholders in 2013 (2012: £51.8 million; 2011: £42.2 million). In aggregate, the Company has returned £565 million to shareholders since 2005 through buy-backs and dividends. Share option exercises in 2013 gave rise to a £5.9 million cash inflow to the Company compared to £5.6 million in 2012 and £8.5 million in 2011.

Cash, cash equivalents and short- and long-term deposits, net of accrued interest at December 31, 2013 were £706.3 million compared to £520.2 million at December 31, 2012 and £424.0 million at December 31, 2011.

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

RESEARCH AND DEVELOPMENT

Research and development is of major importance and, as part of its research activities, the Company collaborates closely with universities worldwide, and plans to continue its successful engagement with the University of Michigan. Key areas of product development for 2014 include the development of further energy-efficient, high-performance engines for both data and control applications such as ARM cores based on the next generation of the ARM architecture that includes support for 64-bit processing. The Company is investing in future physical IP development, including lower-power, low-leakage technologies for both bulk Complementary Metal-Oxide Semiconductor (“CMOS”) and SOI processes to ensure leadership in this market. In addition, the Company will deliver development tools, graphics processors and fabric IP to enable its customers to design and program SoC products. The Company incurred research and development costs of £202.9 million in 2013, £166.3 million in 2012 and £158.6 million in 2011. See “Item 4. Information on the Company—Business Overview—Research and Development” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations—Research and development costs” above.

OFF-BALANCE SHEET ARRANGEMENTS AND AGGREGATE CONTRACTUAL OBLIGATIONS

Our major outstanding contractual commitments relate to rental of office facilities and certain equipment under non-cancelable operating lease agreements which expire at various dates through 2023. Our contractual commitments as of December 31, 2013 were as follows:

	Payments due by period (£ million)
	Total	Less than 1 year	2-3 years	4-5 years	Thereafter
Operating leases	64.2	26.8	18.8	9.6	9.0
Finance leases	4.2	2.7	1.5	-	-
Capital purchase commitments (expenditure on investments)	9.8	9.8	-	-	-
Total	78.2	39.3	20.3	9.6	9.0

The Company does not have any off-balance sheet arrangements with unconsolidated entities or other persons.

Item 6.  Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

Directors

The directors of the Company (each, a “director,” and together, the “directors”) at March 3, 2014 were as follows:

Name(1)	Age	Term Expires	Position
Sir John Buchanan	70	2014 (2)	Chairman (until March 1, 2014)
Stuart Chambers	57	2014 (2)	Chairman (from March 1, 2014)
Simon Segars	46	2014	Chief Executive Officer; Director
Tim Score	53	2014	Chief Financial Officer; Director
Mike Muller	55	2014	Chief Technology Officer; Director
Kathleen O’Donovan	56	2014 (2)	Senior Independent Director (Non-Executive)
Philip Rowley	61	2014 (2)	Independent Non-Executive Director
Janice Roberts	58	2014 (2)	Independent Non-Executive Director
Larry Hirst	62	2014 (2)	Independent Non-Executive Director
Andy Green	58	2014 (2)	Independent Non-Executive Director
Eric Meurice	57	2014 (2)	Independent Non-Executive Director

(1)	The address for each listed director is c/o ARM Holdings plc, 110 Fulbourn Road, Cambridge CB1 9NJ, England.

(2)	Non-Executive Directors are normally appointed for three-year terms subject to election or re-election each year at the AGM.

Sir John Buchanan, age 70, Chairman. John Buchanan joined the Board as Chairman on May 3, 2012. His intention to retire from the Board, due to a medical condition, was announced on January 27, 2014.  He handed over the role of Chairman on 1 March 2014 and will retire from the Board at the AGM on 1 May 2014. He has broad international experience gained in large and complex businesses. He has experience and knowledge of the international investor community and has held various leadership roles in strategic, financial, operational and marketing positions, including executive experience in different countries. He is a former Chief Financial Officer of BP plc and a former Deputy Chairman and senior independent director of Vodafone Group plc. He is currently Chairman of Smith & Nephew plc, Senior Independent Director of BHP Billiton plc, Chairman of International Chamber of Commerce (UK) and Chairman of the UK Trustees for the Christchurch Earthquake appeal.

Stuart Chambers, age 57, Stuart Chambers joined the Board as Chairman designate on January 27, 2014 and became Chairman on March 1, 2014.   He has brings a strong track record and a wealth of board and executive experience both in the UK and globally. Up to 2009 he was the Group Chief Executive of Nippon Sheet Glass Group, which acquired Pilkington plc in 2006, where he was Chief Executive. Prior to the glass industry, Stuart held a number of senior positions at Mars, Inc., having previously spent 10 years in several European roles at Royal Dutch Shell plc. He is Chairman of Rexam plc and an Independent non-executive director of Tesco plc.

Simon Segars, age 46, Chief Executive Officer. Simon Segars joined the Board in January 2005 and was appointed Chief Executive Officer on July 1, 2013. His previous roles include President, leading the IP divisions and representing them on the Board. EVP and General Manager of the Processor and Physical IP Divisions and prior to that, EVP, Engineering, EVP, Worldwide Sales and EVP, Business Development. He joined ARM in early 1991 and worked on many of the early ARM CPU products. He led the development of the ARM7TM and ARM9TM Thumb® families. He holds a number of patents in the field of embedded CPU architectures. He is a director of the SOI Industry Consortium and the EDA Consortium.

Tim Score, age 53, Chief Financial Officer. Tim Score joined ARM as Chief Financial Officer and director in March 2002. Before joining ARM, he was Finance Director of Rebus Group Limited. He was previously Group Finance Director of William Baird plc, Group Controller at LucasVarity plc and Group Financial Controller at BTR plc. He was Senior Independent Director and Chairman of the Audit Committee of National Express Group plc until February 25, 2014.

Mike Muller, age 55, Chief Technology Officer. Mike Muller was one of the founders of ARM. Before joining the Company, he was responsible for hardware strategy and the development of portable products at Acorn Computers. He was previously at Orbis Computers. At ARM he was VP, Marketing from 1992 to 1996 and EVP, Business Development until October 2000 when he was appointed Chief Technology Officer. He was appointed to the Board in October 2001. He is a director of Intelligent Energy Limited and Trustonic Limited.

Kathleen O’Donovan, age 56, Senior Independent Non-Executive Director. Kathleen O’Donovan joined the Board in December 2006. She is a non-executive director and Chairman of the Audit Committee of Trinity Mirror plc, Chairman of Invensys Pension Trustee Ltd and a non-executive director of D S Smith plc. Previously she was a non-executive director and Chairman of the Audit Committees of the Court of the Bank of England, Great Portland Estates plc, EMI Group plc and Prudential plc and a non-executive director of O2 plc. Prior to that, she was Chief Financial Officer of BTR plc and Invensys plc, and before that she was a Partner at Ernst & Young.

Philip Rowley, age 61, Independent Non-Executive Director. Philip Rowley joined the Board in January 2005 and will be retiring at the 2014 AGM. He was Chairman and CEO of AOL Europe, the internet services and web brands provider until February 2007 and Chairman of HMV Group plc until early 2013.  He is a qualified chartered accountant and was Group Finance Director of Kingfisher plc from 1998 to 2000 and Deputy CEO and CFO of the General Merchandise Division until 2001. Prior to that, his roles included EVP, Chief Financial Officer of EMI Music Worldwide. He is a non-executive director and Chairman of the Audit Committee of Promethean World plc and Chairman of Livestation Limited and Pouncer Media Limited.

Janice Roberts, age 58, Independent Non-Executive Director. Janice Roberts joined the Board in January 2011. She is a Venture Adviser at Mayfield Fund having been a Managing Director from 2000-2013.  Mayfield is a Silicon Valley-based venture capital firm with approximately $3 billion under management, where her focus is on the mobile, wireless, communications and consumer technology industries. Prior to that, she held various executive positions at 3Com Corporation, including President Palm Computing, President 3Com Ventures and Senior Vice President, Business Development and Global Marketing.   She is a non-executive director of RealNetworks, Inc., Zebra Technologies Corporation and a director of several private technology companies in the US.

Larry Hirst, age 62, Independent Non-Executive Director. Larry Hirst joined the Board in January 2011. He is a non-executive director of MITIE Group plc. He is the former Chairman of IBM Europe, Middle East and Africa. He retired from IBM in 2010, having previously held a wide range of senior positions since joining the company in 1977. He currently chairs the Imperial College Digital Cities Exchange.  He is also an Ambassador to Monitise plc and on the International Advisory Board for British Airways. Former roles include being a UK Business Ambassador, a Commissioner for the Commission for Employment and Skills, and Chair of e-skills UK (the UK Sector Skills Council for Business and Information Technology).  He was awarded a CBE in 2006.

Andy Green, age 58, Independent Non-Executive Director. Andy Green joined the Board in February 2011.  He was CEO of Logica plc from 2008 to 2012.  He is a former CEO of BT Global Services and a former CEO of Group Strategy and Operations at BT plc and was CEO of BT Openworld.  He is Chair of e-Skills UK (the UK Sector Skills Council for Business and Information Technology), is on the board and the President’s Committee of the CBI and is a Companion of the Chartered Management Institute. He is the Chairman of Dock On AG, Networking

People (UK) Limited and  the UK  Government Connected Digital Economy Catapult (CDEC) and a trustee and director of ABESU.

Eric Meurice, age 57, Independent Non-Executive Director. Eric Meurice joined the Board in July 2013. He was President and Chief Executive Officer of ASML Holding NV from October 2004 until 30 June 2013 and will continue as their Chairman until 31 March 2014.  Former roles include Executive Vice President of Thomson Television Worldwide and head of Dell Computers’ Western, Eastern Europe and EMEA emerging market businesses. He also gained extensive technology experience in the semiconductor industry between 1984 and 1994 at Intel and then at ITT Semiconductors Group.

Election and re-election of Directors

In line with the provisions of the UK Corporate Governance Code 2012, all directors will present themselves for re-election (if eligible) unless the directors have agreed otherwise.

Executive Officers

Name(1)	Age	Position
Simon Segars	46	Chief Executive Officer; Director
Tim Score	53	Chief Financial Officer; Director
Mike Muller	55	Chief Technology Officer; Director

(1)	The address for each listed executive officer is c/o ARM Holdings plc, 110 Fulbourn Road, Cambridge CB1 9NJ, England.

BOARD PRACTICES

Corporate Governance

Compliance with the UK Corporate Governance Code (September 2012) and the Sarbanes-Oxley Act 2002 (US)

The Company has complied with the provisions of the UK Corporate Governance Code throughout 2013 and to the date of this document. The Company also achieved full compliance with the requirements of section 404 of the Sarbanes-Oxley Act 2002 for the eighth successive year. The Company’s American Depositary Shares are listed on NASDAQ and we are therefore subject to and comply fully with NASDAQ rules, US Securities laws and Securities and Exchange Commission rules to the extent that they apply to foreign private issuers. We explain in the reports below how we applied the provisions and principles of the FCA Listing Rules, the Disclosure and Transparency Rules, and the UK Corporate Governance Code throughout the year.

Board

The Board is collectively responsible for the overall conduct of the Company’s business. The Board’s core activities include:

•	providing leadership for the Company;

•	active engagement in developing the Company’s long-term strategy;

•
monitoring executive actions, standards of conduct, performance against business plans and budgets and ensuring that the necessary financial resources and people are in place for the Company to meet its objectives;

•	obtaining assurance that material risks to the Company are identified and appropriate systems of risk management and control exist to mitigate such risks and defining the Company’s appetite for risk;

•	Board and executive management succession;

•	responsibility for the long-term success of the Company having regard to the interests of all stakeholders; and

•	responsibility for ensuring the effectiveness of and reporting on our system of corporate governance.

The Board has a formal schedule of matters specifically reserved for its decision, which include:

•	Company strategy and major business decisions;

•	annual budgets and long-term plans;

•	major capital expenditure, acquisitions, disposals and investments;

•	financial reporting, controls and financial structure;

•	shareholder communications;

•	key policies; and

•	key advisers.

The schedule was reviewed in January 2014.

Composition and operation of the Board

At the end of 2013, the Board comprised three executive directors (the Chief Executive Officer, the Chief Financial Officer and the Chief Technology Officer), the Chairman, and six independent non-executive directors.  John Buchanan and Philip Rowley will be retiring from the Board at the 2014 AGM.

Conflicts

The Board is fully aware of the other commitments of the former and current Chairman, and the executive and non-executive directors.  All directors have completed conflicts of interest questionnaires and any planned changes in their directorships outside the Company are subject to prior approval by the Board.  No conflicts of interest arose in 2013 or to date in 2014, and no other situations have been identified that might lead to a conflict of interest.  In circumstances where a potential conflict arises, the Board (excluding the director concerned) would consider the situation and either authorise the arrangement in accordance with the Companies Act 2006 and the Articles of Association or take other appropriate action.

Independence

The Board reviewed the independence of the non-executive directors on appointment and continues to do so on an ongoing basis.  The independence of the longer serving non-executive directors, Kathleen O’Donovan and Philip Rowley has been considered.  Kathleen O’Donovan, who has now served for 7 years, remains highly committed and continues to be regarded as independent.  In her capacity as Senior Independent Director and Chairman of the Audit Committee her independence is demonstrated on many occasions each year through her robust approach to questioning management.  Philip Rowley, who will be retiring from the Board in May 2014, has demonstrated his independence on many occasions during his tenure in both his interactions with management and shareholders on remuneration matters.

The other non-executive directors have shorter service and are regarded as independent in character, judgment and behaviour, based on both participation and performance at Board and committee meetings. There are no relationships or circumstances that are likely to affect the judgment of any of them. It is the policy of the Board to review the continued appointment of non-executive directors after six years’ service.  Both Sir John Buchanan and Stuart Chambers were regarded as independent at the time of their respective appointments as Chairman and Chairman designate.

Non-executive directors’ expertise

Kathleen O’Donovan has been the Senior Independent Director since January 2011. In this capacity she acts as a sounding board for the Chairman and provides a communication channel between the Chairman and the non-executive directors.  She is also available to discuss matters with shareholders, if required.  During 2013 and early 2014, she led the Nomination Committee through the process to identify and recommend the recruitment of the new Chairman.

Janice Roberts (who is based in Silicon Valley), Larry Hirst, Andy Green and Eric Meurice all have a broad understanding of the Company’s technology and the practices of major US-based technology companies. Philip Rowley and Kathleen O’Donovan are both financial experts with strong financial backgrounds. The beneficial interests of the directors in the share capital of the Company are set out in “―Share Ownership”.

Board meetings

Board and committee papers are circulated electronically before each meeting.  The business considered at each Board meeting includes the Chief Executive Officer’s report on the status of the business (incorporating industry and strategic developments) and the Chief Financial Officer’s report (incorporating financial, market and investor-related information).  On a cyclical basis, Board agendas also include detailed assessments of risk, governance, corporate responsibility, public affairs, performance by division and geographical area, competitive landscape, R&D and organisation/succession planning.

In the event that a director is unable to attend a meeting or participate by conference call they receive and read the documents for consideration at that meeting and have the opportunity to relay their comments and, if necessary, to follow up with the Chairman or the Chief Executive Officer after the meeting.

The non-executive directors are encouraged to suggest matters for Board discussions, and in 2013 they were active in contributing to the agenda for the strategy review and ensuring the amount of time spent on strategic and operational issues was appropriately balanced. The independently conducted Board evaluation in 2013 confirmed that the September 2013 strategy meeting was considered to be thorough and informative. An additional strategy meeting has again been scheduled during 2014 and strategy will continue to be covered regularly at Board meetings during the year.  During 2013, the non-executive directors encouraged the executive team to allocate resources to accelerate the development of technology in the Internet of Things arena. A new group was set up in 2013 to focus on the Internet of Things and has been enhanced by the acquisition in July 2013 of Sensinode, which has developed software for connecting wireless low power, low cost devices to the Internet.

Key senior executives attend Board meetings throughout the year, which gives the non-executive directors visibility of executive talent below executive director level, direct information about business developments, and informs them on potential management succession. In particular, each year the General Managers of the Divisions present a review of past performance against key objectives and KPIs, and their proposals for the coming year.

During 2013, the Chairman held at least two meetings with the non-executive directors without the executives present, and the non-executive directors met on at least one occasion without the Chairman being present.

The table below shows directors’ attendance at scheduled Board meetings, conference calls and ad hoc meetings which they were eligible to attend during the 2013 financial year:

	Scheduled Board meetings	Board conference calls/ad hoc meetings
Total number of meetings	6	6
Sir John Buchanan	6/6	5/6
Simon Segars	6/6	6/6
Andy Green	6/6	6/6
Larry Hirst	5/6	6/6
Eric Meurice	2/3	3/3
Mike Muller	6/6	5/6
Kathleen O’Donovan	6/6	5/6
Janice Roberts	6/6	5/6

	Scheduled Board meetings	Board conference calls/ad hoc meetings
Philip Rowley	6/6	6/6
Tim Score	6/6	5/6
Warren East	3/3	3/3
Mike Inglis	2/2	1/1

The directors have the benefit of directors’ and officers’ liability insurance.

Chairman

As previously announced, Sir John Buchanan retired as Chairman on March 1, 2014 and will leave the Board at the close of the AGM on May 1, 2014. He is also chairman of Smith & Nephew plc and the International Chamber of Commerce (UK), and is Senior Independent Director of BHP Billiton plc. He has attended all meetings and conference calls since the date of his appointment and also several induction sessions, meeting members of the executive team and a range of senior managers to increase his knowledge and understanding of the various parts of the business and its operations.

Stuart Chambers joined the Board on January 27, 2014 and took over from Sir John Buchanan as Chairman on March 1, 2014.  He is Chairman of Rexam plc and an independent non-executive director of Tesco plc.

The Chairman has primary responsibility for running the Board and the Chief Executive Officer has executive responsibility for the operations and results of the Company, and also for making proposals to the Board in relation to the strategic development of the Group. The Board recognises that the roles of the Chairman and Chief Executive Officer are distinct (as described below) and also the importance of establishing an excellent working relationship between them.

During 2013, there were regular meetings and calls between the Chairman and the Chief Executive Officer outside Board meetings.  These discussions provided and continue to provide opportunities for the exchange of information, mentoring and regular updates on the list of priorities that the Board set for the Chief Executive Officer on his appointment.  These priorities include: development of the organisation and the next generation of executives, working effectively with the Board, ensuring appropriate strategic decisions are made on investments, employee motivation, and customer focus.

Main responsibilities of the Chairman include:

•
leadership of the Board and creating the conditions for overall Board and individual director effectiveness and a constructive relationship with good communications between the executive and non-executive directors;

•	ensuring that the Board as a whole plays a full and constructive part in the development of strategy and overall commercial objectives;

•	chairing the Nomination Committee which initiates succession planning to retain and build an effective and complementary Board;

•	ensuring that there is effective communication with shareholders and that members of the Board develop an understanding of the views of the major investors in the Company;

•	promoting the highest standards of integrity, probity and corporate governance throughout the Company, particularly at Board level; and

•	ensuring that the performance of the Board as a whole, its committees, and individual directors is formally and rigorously evaluated at least once a year.

Chief Executive Officer

Main responsibilities of the Chief Executive Officer include:

•	proposing and developing the Company’s strategy and overall commercial objectives in conjunction with the Executive Committee;

•	day-to-day management of the Company’s business;

•	chairing the Executive Committee;

•	maintaining a close working relationship with the Chairman;

•	meeting regularly with ARM’s leading customers for executive discussions on broad strategic and industry trends;

•	hosting discussions with influential media outlets;

•	fostering good relationships with ARM’s larger shareholders and major financial institutions; and

•	representing the organization in various industry organization and professional associations, and activities within the local community and at international level.

Company Secretary

Patricia Alsop acts as Secretary to the Board and Board committees, and all Board members have individual access to her advice. She ensures that the Board receives all relevant information in a timely manner, organizes induction and training programs, and facilitates the Board evaluation in years when this is conducted internally. She is also responsible for ensuring that the correct Board and Committee procedures are followed and advises the Board on corporate governance matters. The established procedure under which directors can, where appropriate, obtain independent legal or other professional advice at the Company’s expense is also administered through her.

Annual Report, information and communication with shareholders and other stakeholders

The ultimate responsibility for reviewing and approving the Annual Report and accounts and the quarterly earnings releases, and for ensuring that they present a balanced assessment of the Company’s position, lies with the Board.

The Board delegates day-to-day responsibility for managing the Company to the Executive Committee and has a number of other Committees, details of which are set out on the following pages.

Investor relations

The Board makes considerable efforts to establish and maintain good relationships with shareholders and the wider investment community. There is regular dialogue with institutional investors during the year, except during close periods. The main channel of communication continues to be through the Chief Executive Officer, the Chief Financial Officer and the VP of Investor Relations. The Chairman, the Senior Independent Director and the other directors are available to engage in dialogue with major shareholders as appropriate. Beginning in 2012, the Chairman of the Remuneration Committee and the Chairman consulted with shareholders on the terms of the new Long Term Incentive Plan, which was approved at the 2013 AGM.  Philip Rowley also consulted with major shareholders over incentive programs in 2013 and early in 2014.

The Board encourages communication with private investors and part of the Company’s website is dedicated to providing information for all investors, including responses to frequently asked questions, the investment case, product information, press releases, RNS and Securities and Exchange Commission (SEC) announcements, and an interactive online version of the Annual Report.

At present, over 30 sell-side analysts write research reports on the Company and their details appear on the Company’s website. Shareholders can also obtain telephone numbers from the website, enabling them to listen to earnings presentations and audio conference calls with analysts. In addition, webcasts or audiocasts of key presentations are made available through the website.

Members of the Board develop an understanding of the views of major shareholders through any direct contact that may be initiated by shareholders, or through analysts’ and brokers’ briefings. The Board also receives feedback from the Company’s brokers and financial PR advisers, who in turn obtain feedback from analysts and brokers following investor roadshows. All shareholders can register to receive the Company’s press releases via the internet.

AGM

The Board actively encourages participation at the AGM, scheduled for May 1, 2014, which is the principal forum for dialogue with private shareholders. A presentation is made outlining recent developments in the business and an open question and-answer session follows to enable shareholders to ask questions about the business in general. The Chairman, who chairs the Nomination Committee, will be present at the AGM. He will arrange for the respective chairs of the Audit and Remuneration Committees to be available to answer questions and for all directors to attend.

All resolutions proposed at the 2014 AGM will be decided on a poll and the voting results will be published via RNS and the SEC, and will be available on the Company’s website.

Board evaluation

The Board undertakes an annual review of its effectiveness. In order to provide the longest possible period in which to evaluate the performance of the Board following the change of Chief Executive Officer in July 2013 the Board evaluation was deferred until late 2013.  This exercise was conducted by an external provider, Independent Audit, who had detailed individual discussions with all members of the Board, four senior executives and the external audit partner. The findings were reported to the Board in January 2014 and were the subject of detailed discussion by the Board in February 2014.  Neither the Company nor any individual director has any connection with Independent Audit.

The 2013 evaluation covered:

•	Board Composition and Dynamics;

•	the Board’s role;

•	the operation of the Board, which was observed first hand; and

•	the operation of each of the Audit, Remuneration and Nomination Committees.

The overall conclusion was that individual Board members are satisfied that the Board works well and operates effectively in an environment where there is constructive challenge from the non-executive directors. They are also satisfied with the contribution made by their colleagues and that Board committees operate properly and efficiently. There are a number of areas for further consideration and action in 2014 including:

•	the size, composition and mix of the Board;

•	succession planning both within the executive team and the non-executive directors;

•	providing improved visibility of the strategic planning and review process to the non-executive directors;

•	the number and scheduling of Board meetings;

•	increased focus on strategy which has been addressed by the Chief Executive Officer including a strategy update within each of his reports and scheduling an additional full-day meeting in April 2014;

•
a continuing program of development sessions/teach-ins for the non-executive directors in order to provide them with a more detailed appreciation of possible strategic and technological development.  The first of these, on the Internet of Things technology, was held in February 2014 and further sessions are planned; and

•	continuing development and documentation of risk assessment and risk appetite.

The non-executive directors will also meet with the Chairman outside Board meetings on a more frequent basis to discuss any issues and concerns, which will provide opportunities for greater sharing of views and understanding without impacting on the business of Board meetings themselves. An internally facilitated Board evaluation will take place during 2014 and the Board intends to continue with a cycle of external evaluations every three years with internal evaluations in between.

Induction

A personalised induction programme is arranged for new directors, tailored to their specific requirements, the aim of which is to introduce them to key executives across the business and to enhance their knowledge and understanding of the Company and its activities. In 2013, this included continuation of the programme for Sir John Buchanan and a new program, which will continue during 2014, for Eric Meurice who joined the Board in July 2013.  A induction program is underway for Stuart Chambers, who was appointed to the Board on January 27, 2014 and took over the Chairman role on March 1, 2014.  During the first three months this will include several days with the Chief Executive Officer in Silicon Valley to see the Company’s operations and meet senior executives based there, in addition to a series of individual meetings with Board members, senior executives and external advisers based in the UK.

All members of the Board are encouraged to spend time outside Board meetings with members of the Executive Committee and senior management and a number of individual meetings took place during 2013, which will continue during 2014. All Board members are invited to attend the annual ARM Partner Meeting in the UK, which is the Company’s key customer event of the year and/or the ARM TechCon in the US. Board members are also invited to attend the annual Analyst and Investor Day. These events offer the opportunity to understand more about the business, products, technology development roadmap, customer base and investor perspective.

Training

Board members receive guidance on the regulatory regimes and corporate governance framework that the Company operates under. In particular, during 2013 the Board received an update from the Company Secretary on current governance topics including executive remuneration and Board diversity. The Company has a commitment to training and all directors, executive or non-executive, are encouraged to attend suitable training courses at the Company’s expense.

Terms of reference

The terms of reference of the Audit, Remuneration and Nomination Committees are published on the Company’s website at www.arm.com.

Executive Committee

The Executive Committee is responsible for developing and implementing the strategy approved by the Board. In particular, the Committee is responsible for ensuring that the Company’s budget and forecasts are properly prepared, that targets are met, and for generally managing and developing the business within the overall budget. In addition the Committee ensures that risks identified through the Operational Planning process, particularly corporate- level risks are managed and mitigated to the greatest extent possible.

Variations from the budget and changes in strategy require approval from the main Board of the Company. The Executive Committee, which meets monthly, now comprises the Chief Executive Officer, Chief Financial Officer, the Chief Technology Officer, the Chief Operating Officer, the Chief Information Officer, the EVP and President Product Groups, the EVP and President of Commercial and Global Development, the EVP Strategy, the EVP and General Manager Physical Design Group, the General Manager of the Internet of Things business unit, the Chief Marketing Officer, the EVP People, the General Counsel and the Company Secretary.  Executive

Committee meetings are attended by other senior operational personnel, as appropriate. In recognition of the increasing importance of Asia as both a market and an engineering base, the President of ARM Greater China, who is based in China, was appointed as an Executive Committee observer on January 1, 2014 and now attends all meetings.

Biographies of the members of the Executive Committee appear on the Company’s website at www.arm.com.

Management structure

The Company has a traditional UK board structure with a unitary Board comprising the Chairman, executive and non-executive directors. The Audit and Remuneration Committees are made up of independent non-executive directors and they, together with the Nomination Committee, report to the Board. The divisions and functions report to the Executive Committee. The Risk Review Committee reports periodically to the Executive Committee, Audit Committee and the Board.  The VP Business Assurance/Head of Internal Audit also has a separate reporting line to the Chairman of the Audit Committee.

Audit Committee

Audit Committee composition and meeting attendance during 2013:

Name of Director	Position	Meetings Attended
Kathleen O’Donovan	Senior Independent Director, Committee Chairman	6/6
Larry Hirst	Independent non-executive director	5/6
Janice Roberts	Independent non-executive director	6/6
Philip Rowley	Independent non-executive director	6/6

Kathleen O’Donovan has chaired the Committee since January 2011. She is qualified as the Audit Committee financial expert as defined in the Sarbanes-Oxley Act 2002. Philip Rowley is also qualified to fulfil this role. Both have recent and relevant financial expertise in compliance with the Code provision C3.1. The external auditors, Chief Executive Officer, Chief Financial Officer, the VP Finance, ARM Group, the VP Business Assurance/Head of Internal Audit, the Head of Tax and the Company Secretary attend all meetings in order to ensure that all the information required by the Committee for it to operate effectively is available. The Company Chairman and other Board members also attend Committee meetings from time to time.

The Chairman of the Committee reports to the Board on how the Committee had discharged its responsibilities.

On 1 January 2014, Eric Meurice joined the Committee and Larry Hirst stepped down as a member, on his appointment as Chairman of the Remuneration Committee.

Representatives of the Company’s external auditors have a private session with the Committee at the start of each meeting, without other management being present. The Chairman of the Committee also has separate meetings with the VP Business Assurance/Head of Internal Audit, the Chairman of the Risk Review Committee, the external auditors, the Chief Financial Officer and the VP Finance, ARM Group during the year to discuss their ongoing work and any areas of concern, and also to invite certain members of management to report on key areas of risk and control.

During 2013, the Chairman of the Committee and the external audit partner again organized a meeting for the UK-based PricewaterhouseCoopers LLP (“PwC”) audit and tax teams and the ARM finance and tax teams discuss the audit approach, understand the planning for the year end, and to gain insights into the corporate governance environment and the Company’s expectations from the internal and external audit processes.

In line with the requirement in the UK Corporate Governance Code applicable to financial years commencing on or after October 1, 2012, based on both internal and external audit reviews and confirmations from management, the Committee and the Board believe that the Annual Report, taken as a whole is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s performance, business model and strategy.

Principal activities of the Committee during 2013:

•
in conjunction with management and the Risk Review Committee, the Committee undertook an in depth review of the Company’s risk assessment and reporting framework, with assistance and guidance from external advisers.  The work has resulted in the development of a new format for the Corporate Risk Register, Risk Assurance Matrix and Risk Heatmap.  These documents are expected to continue to evolve during 2014, with feedback from the Board being provided through the ongoing risk appetite discussions.

•
reviewing a detailed response from management to the questions raised by the Conduct Committee of the Financial Reporting Council on the Annual Report for the year ended December 31, 2012.  The Company’s response was accepted with no further questions being raised.  We have included certain additional disclosures relating to goodwill impairment testing in this Annual Report.

•	reviewing the work and results of Business Assurance and Internal Audit in relation to the 2013 Audit Plan and approving the Audit Plan for the 2014 year;

•	reviewing the 2013 external audit plans and reports, including those of overseas subsidiaries;

•	considering and approving the assumptions in the annual goodwill impairment review, prior to approval by the full Board;

•	reviewing the status of Sarbanes-Oxley compliance and testing;

•	considering any whistleblowing reports (of which there were none in 2013);

•	implementing our policy on the engagement of the external auditors to supply non-audit services and assessing their nature, extent and cost effectiveness;

•	assessing the external auditors’ independence and objectivity, the effectiveness of the audit process and fees;

•	undertaking an assessment of the effectiveness of the Audit Committee (which took place early in 2014 and concluded that its performance was effective);

•
monitoring the integrity of the financial statements of the Company and any formal announcements relating to the Company’s financial performance and reviewing any significant financial reporting judgments and the clarity of disclosures;

•	reviewing the effectiveness of the Company’s internal control over financial reporting;

•	providing oversight of the Company’s risk management framework and process;

•	making recommendations to the Board in relation to the appointment, remuneration and resignation or dismissal of the Company’s external auditors;

•	considering compliance with legal requirements, accounting standards, the Listing Rules of the Financial Conduct Authority and the requirements of the SEC; and

•	monitoring the assessment of going concern , in advance of its consideration by the Board.

Financial reporting judgements

Each quarter, the Audit Committee reviewed accounting papers prepared by management on areas of financial reporting judgment. These included:

•	consideration of the accounting treatment of substantial transactions, including any judgmental matters in relation to revenue recognition for major license contracts with customers;

•
consideration of the judgments surrounding the goodwill impairment review performed in the fourth quarter of 2013. In light of the strong performance of the Physical IP Division business in the year and a robust order backlog, the Committee was comfortable with management’s assessment that no reasonable variation in key assumptions would affect the conclusion that no impairment in carrying value was required. In reaching this conclusion, the Committee considered the detailed work and sensitivity analyses presented by the external auditors;

•
in connection with the Company’s participation in a consortium of technology companies that acquired rights to MIPS Technologies Inc’s portfolio of patents in February 2013, consideration of the impairment of the value of $100.5 million, which was classified as an available-for-sale (AFS) financial asset. In Q4 2013, the trust made a strategic decision not to pursue a licensing program, which resulted in a decision that the asset had been impaired, giving rise to a non-cash exceptional charge of £59.5 million. The Committee reviewed the situation in detail and concurred with management’s view that this impairment was necessary.

•
consideration of management’s judgment of the level of provision required to be carried in relation to ongoing litigation involving either the Company or its licensees, and in particular where the Company may be required to indemnify its licensees, including receiving regular updates from the Company’s General Counsel;

•	consideration of the key judgments made in estimating the Company’s tax charge and review of any tax provisions in respect of open areas, together with assessment from independent experts; and

•	consideration of the Company’s tax strategy and key developments that may influence the Company’s global tax position.

Internal Audit

The Committee noted further improvements in the development and effectiveness of the Business Assurance/Internal Audit function in 2013. In particular The Audit Assurance System (AAS) deployed during 2012 to provide improved  document control, risk assessment and reporting, was reviewed in 2013. Further improvements to the AAS are underway and are expected to be completed in 2014. We reviewed the resources of the team and the plans for their deployment during the year. We also noted the key relationships between the Assurance team and the Compliance and Risk Review functions, as well as the working relationship with the external auditors, PricewaterhouseCoopers LLP (“PwC”) and Lloyd’s Register Quality Assurance.

As well as the Committee's formal meeting with the VP Business Assurance/Internal Audit, the Chair of the Committee meets informally throughout the year in order to provide the opportunity for open and timely dialogue. Typically discussed are the content and quality of papers intended for the Committee, emerging business risks, the quality of engagement with IA and any concerns therein.

Audit plan and Approach

During the year PwC's audit strategy is reviewed as well as the audit approach, key areas of focus and the audit plan produced as a result. PwC explained their risk-based approach, including the interaction with their work on internal control for the purposes of expressing an opinion under section 404 of the Sarbanes-Oxley Act. The results of those procedures were reported in January and February 2014. No material misstatements remained unadjusted in the financial statements.

In addition to the private meetings held with the external auditors and the Committee , the Chairman of the Committee meets with the PwC team on a regular basis to provide the opportunity for an open communication regarding any concerns, as well as to understand their assessment of key judgements as they arise.

Auditor effectiveness and partner rotation

PricewaterhouseCoopers LLP have been the Company’s auditors since it listed on the London Stock Exchange in April 1998. The external auditors are required to rotate the audit partner responsible for the Company and subsidiary audits every fifth year-end. The last audit partner rotation took place early in 2012. The Committee considers that the relationship with the auditors is working well and remains satisfied with their objectivity and effectiveness.

This view is supported by a review of the effectiveness of the external audit process which was undertaken early in 2014 with Board members and senior managers who interact with the auditors. It looked at the robustness of the audit and the quality of delivery, people and service and concluded that the auditors are effective. Accordingly, the Committee has not considered it necessary to date to require the firm to tender for the audit work. This situation will be kept under regular review. The Committee is actively monitoring the developments and ongoing discussions in this area at the Financial Reporting Council, the EU and the Competition Commission.

Auditor independence

The auditors are required to and do communicate with the Committee at least annually as to whether there are any threats to their independence and objectivity and, if there are, what safeguards have been applied.   The Committee has also reviewed the auditors’ Transparency Report, paying particular attention to the sections covering internal controls, independence policies and the results of external regulator reviews.  Having reviewed the safeguards in place, and the contents of the Transparency Report, as well as noting the regular and recent rotation of the audit partner, the Committee is satisfied that the auditors’ procedures are sufficient to maintain their independence and objectivity.  The Committee has also considered the level of non-audit fees and believes that these are at a level which does not compromise their objectivity or independence in any way.

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

Policy on auditors providing non-audit services

To avoid the possibility of the auditors’ objectivity and independence being compromised, there is an agreed policy in place on the provision of non-audit services by the auditors, which sets out arrangements for approving:

•	services that require general pre-approval by the Committee;

•	services that require specific pre-approval by the Committee before work commences; and

•	services that cannot be provided by the auditors.

The non-audit services policy is reviewed annually. The Company’s tax advisory work is carried out by the auditors only in cases where they are deemed to be best suited to perform the work in a cost-effective manner, given their familiarity with the Company’s business. In other cases, the Company has engaged another independent firm of accountants to perform tax advisory work. The Company does not normally award general consulting work to the auditors. From time to time, however, the Company will engage the auditors to perform work on matters relating to benchmarking of the internal audit function, human resources, and royalty audits. A breakdown of fees paid to the auditors can be found in note 5 to the financial statements.

Nomination Committee

Nomination Committee composition and meeting attendance during 2013:

Name of Director	Position	Meetings attended
Sir John Buchanan	Chairman	3/3
Kathleen O’Donovan	Senior Independent Director	4/4
Philip Rowley	Independent non-executive director	4/4
Andy Green	Independent non-executive director (appointed February 21, 2013)	3/3

During the year, the activities of the Committee included engaging external search firms to seek and introduce candidates and interviewing a number of candidates in each case for the following roles:

•	Chief Executive Officer (“CEO”), which resulted in the Committee recommending the appointment of Simon Segars.

•	Chairman, which resulted in the Committee recommending the appointment of Stuart Chambers.

•	Independent non-executive director, which resulted in the Committee recommending the appointment of Eric Meurice.

The Chairman led the process for the appointment of the new CEO and the new independent non-executive director.  Kathleen O’Donovan, in her capacity as the Senior Independent Director, led the process for the appointment of the new Chairman, chairing relevant meetings of the Nomination Committee and a number of conference calls between Committee members. The recruitment process involved a review by the Board of all aspects of the role of Chairman, its requirements, Board dynamics and how best the new Chairman should interact with the Board, the Executive Committee, shareholders and other stakeholders.

The external search firms were Zygos in the case of the Chairman recruitment and Egon Zehnder in relation to the CEO and non-executive director recruitments. There is no connection between the Company, any individual director nor either of the search firms.

Andy Green joined the Committee in February 2013. His business and skills background contributed valuable experience to our work.

In addition to leading the process for Board appointments and making recommendations to the Board in relation to new appointments, the Committee’s general responsibilities include:

•	reviewing succession planning, Board composition and balance; and

•	considering the roles and capabilities required for each new appointment, based on an evaluation of the skills, experience, independence and knowledge of the existing directors.

The Nomination Committee is seeking further candidates as independent non-executive directors with appropriate skills, experience and diversity to complement our existing Board members and maintain, collectively, an effective Board.  Over the medium term, we will also be looking for financial expertise with the forthcoming retirement of Philip Rowley in May 2014, following his nine years’ service on the Board.

Internal control/risk management

The Company fully complies with the UK Corporate Governance Code (September 2012)’s provisions on internal control, having established procedures to implement in full the Turnbull Guidance “Internal Control: Revised Guidance for Directors on the Combined Code”. The Company’s risks are managed within a systematic process of risk identification and assessment.

The Audit Committee is responsible for ensuring that the risk management framework and process is operating effectively. The Risk Review Committee reviews the Corporate Risk Register (“CRR”), Risk Assurance Matrix (“RAM”), and risk heatmap on a quarterly basis and minutes of its meetings are reviewed by the Audit Committee.  The Executive Committee and the Board also review these documents at least twice each year. The Board confirms that the necessary actions have been or are being taken to remedy any significant failings or weaknesses identified from this process in a timely manner.

The Board has overall responsibility for ensuring that the Company maintains an adequate system of internal control and risk management, and for reviewing its effectiveness, while implementation of internal control systems is the responsibility of management. The Company has implemented an internal control system designed to help ensure:

•	the effective and efficient operation of the Company and its divisions by enabling management to respond appropriately to significant risks to achieving the Company’s business objectives;

•	the safeguarding of assets from inappropriate use or from loss and fraud, and ensuring that liabilities are identified and managed;

•	the quality of internal and external reporting;

•	compliance with applicable laws and regulations and with internal policies on the conduct of the Company’s business; and

•	the ability to recover in a timely manner from the effects of disasters or major accidents that originate outside the Company’s direct control.

Compliance with section 404 of the Sarbanes-Oxley Act 2002 has been successfully achieved for each financial year since it became effective for foreign private issuers in 2006. The processes and procedures for identifying, evaluating and managing the significant business, operational, financial, compliance and other risks facing the Company have been successfully integrated into day-to-day business operations through our internal control system. This is known as the ARM Management System (AMS) and is proven to provide a sustainable solution for ongoing compliance

The AMS, which covers financial, compliance and operational controls, is fully documented and compliance is monitored through periodic controls testing during each year.  The effectiveness of individual controls is also reviewed with their owners within the divisions and functions to ensure efficacy and relevance.  The Business Assurance function reports on the status of the AMS to the Audit Committee at least twice each year.  The Compliance and Audit Committees also monitor the satisfactory remediation of any identified control issues with Company-level significance.

The Board has reviewed and approved the system of internal control, including internal controls over the consolidation process and financial reporting, which have been in place for the year under review and up to the date of approval of the Annual Report and financial statements. These controls consist of extensive reviews by qualified and experienced individuals underpinned by a system of checklists which ensures that all elements of the financial statements and appropriate disclosures are considered and accurately stated.

Control systems are designed to manage rather than eliminate the risks inherent in a fast-moving, high-technology business and can, therefore, provide only reasonable and not absolute assurance against material misstatement or loss.

The Company has a number of other committees and bodies that contribute to the overall control environment. These include:

Risk Review Committee

The Risk Review Committee comprises the Chief Technology Officer, the Chief Financial Officer, the Chief Operating Officer, the VP Finance, ARM Group, the VP Business Assurance/Head of Internal Audit and the Company Secretary. The Company’s process for the identification, ownership, mitigation and reporting of risk was enhanced further during 2013.  The Committee established a CRR some years ago, which summarises the key risks faced by the Company and sets out risk management activities, the sources of assurance and action plans to mitigate any significant residual risk.  Residual risks are assessed in terms of likelihood and impact and mapped onto the RAM.  Each risk on the CRR is owned by a member of the senior management team.  Risk management action plans are managed within the relevant operational plans of the divisions and corporate functions.

During 2013, the Committee, in conjunction with management undertook an in-depth review of our risk assessment and reporting framework, with assistance and guidance from external advisers.  The work has resulted in the development of a new format for the CRR, RAM and risk heatmap with a better focus on strategic risks.  These documents are expected to continue to evolve during 2014 with feedback from the Board being provided through our ongoing risk appetite discussions.

The CRR and risk heatmap are normally considered in detail by the Board in January each year and, at the January 2014 review, the Board confirmed that the level of residual risk is regarded as acceptable and within normal parameters for a company operating in ARM’s sphere of business.  Risk appetite and a draft set of guiding principles were also discussed by the Board in January 2014.   It was agreed that the draft guiding principles are a good starting point to inform and serve as a context for the development and implementation of the Company’s strategy.  The guiding principles will continue to be refined during 2014.

The Risk Review Committee reports to the Audit Committee throughout the year. The Board and the Audit Committee receive copies of the minutes of Risk Review Committee meetings, the CRR and the risk heatmap. These provide greater visibility of the range of risks, the ways in which such risks are mitigated, and an assessment of the level and acceptability of residual risk. It is intended that the Board will review changes to the CRR and risk heatmap quarterly during 2014.

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

Compliance Committee

The Compliance Committee consists of the General Counsel, the Chief Operating Officer, the Chief Financial Officer, the EVP, People, the VP Business Assurance/Head of Internal Audit, the Chief Information Officer, the VP Operations and the Company Secretary. It oversees compliance throughout the business with all relevant international regulations, export controls, trading requirements and standards, including direct oversight of financial, employment, health and safety, environmental, business continuity and security processes and policies.

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

Management Structure

In addition, there are various committees, Governance Review Teams and Operational Review Meetings that span the Company. These include the regular Executive Committee meetings chaired by the Chief Executive Officer and the weekly Business Review Meeting chaired by the Chief Operating Officer, the purpose of which is to monitor and control all main business activities, revenue forecasts and other matters requiring approval. Through this structure management reviews (with representatives from the divisions and functions) revenues, orders booked, costs, product and project delivery dates, and levels of defects found in products in development. Relevant issues are escalated to the Executive Committee which, in turn, raises relevant issues with the Board of the Company.

The seven Governance Review Teams and three Operational Review meetings all report to the Operations Committee which in turn reports to the Executive Committee.

Internal audit function

The Company has an internal audit function that meets the criteria set out in the key practice standards prescribed by the Institute of Internal Auditors. The internal audit function undertook a range of financial and operational audits in line with the plan agreed with the Audit Committee. Additional resource was provided by co-sourcing arrangements in 2013 and this will continue in 2014.

The Company successfully achieved certificate renewal for ISO 9001 in December 2013.  The Company also has certification for ISO 27001, the international standard for Information Security Management and for ISO 22301, the international standard for Business Continuity Management, both of which were maintained throughout the year.

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

Any significant control failings identified through the internal audit function or the external auditors are brought to the attention of the Compliance Committee and undergo a detailed process of evaluation of both the failing and the steps taken to remedy it. There is then a process for communication of any significant control failures to the Audit Committee. There were no significant control failures during 2013 or up to March 3, 2014, being the latest practicable date before the printing of this report.

Whistleblowing procedures

The Company operates a whistleblowing policy for employees to report concerns about any unethical business practices to senior management in strict confidence and without fear of recrimination. If they prefer, they can do so anonymously through an independent third-party telephone line. The third-party telephone line is tested regularly to ensure that employees can use it if they have occasion to. The Audit Committee receives details of any such confidential reports from the Compliance Committee. There were no whistleblowing reports in 2013. In 2014, there has been one whistleblowing report, which is currently under investigation.

Anti-bribery and anti-corruption measures

The Company’s Code of Business Conduct and Ethics, which is available on the Company’s website, and the Company Rules incorporate appropriate provisions to meet our obligations under the UK Bribery Act 2010. A training and communication program is in place to ensure that employees understand the requirements of the Act and the reporting procedures. This is targeted at employees in roles or working in countries that are regarded as higher risk.

Arrangements with contractors and suppliers have been and will continue to be reviewed and updated to reflect the requirements of the Act. The Compliance Committee oversees the reporting procedures and monitors and escalates reports in appropriate circumstances. There were no reports of concern during 2013 or up to March 3, 2014, being the latest practicable date before the printing of this report.

Human rights and equal opportunities

The Company has signed the Universal Declaration of Human Rights and has integrated relevant human rights principles into its policies for employees and contractors. There is growing interest worldwide in the issue of the impact of business on human rights. Reflecting this, the Company has worked this year with Shift, a specialist non-profit organization, working on business and human rights, to understand more about this agenda and its key guidelines, the UN Guiding Principles on Business and Human Rights.

We are confident that our risk in this area is low, but no company can afford to be complacent.  We have therefore adopted a specific Human Rights Policy, in addition to our existing policies including those on conflict minerals, business ethics and discrimination. The new policy underlines our commitment to avoiding adverse impact on human rights in the way we conduct our operations.

The Company strives for equal opportunities for all its employees and does not tolerate any harassment of, or discrimination against, its staff. The Company endeavors to be honest and fair in its relationships with its customers and suppliers and to be a good corporate citizen, respecting the laws of the countries in which it operates.

University Programme

The ARM University Program (AUP) is an important initiative for the future of the Company and our relationships with business partners. The program engages with professors, researchers and students worldwide using various channels, including higher education institutions, government agencies and ARM’s business Partners.

The aim of the AUP is to develop the next generation of engineers for the ARM ecosystem, and 2013 saw the building of firm foundations to achieve this aim. A strategy and plan have been put in place to increase the reach of the Company and its Partners into academia worldwide and to scale up AUP operations using strategic partnerships, streamlined processes and procedures. These include the AUP flagship Lab-in-a-Box (LiB) product which is now shipping.  This allows educators to use state-of-the-art ARM and ARM Partners’ technologies in their courses and laboratories. LiB, which is free of charge, includes both hardware and software and comprehensive teaching materials.

2013 saw the AUP sign up seven Partners: Freescale, ST, NXP, Nuvoton, Cypress, EnergyMicro/SiLabs and Xilinx for joint university engagements and LiB hardware platforms. In this time the AUP, also doubled its reach to universities as a result of the above activities, with particularly high growth in AsiaPAC and India. Further partnerships in education and research are being explored in 2014 to enable the AUP to increase its reach and scalability.

 The Company and our Partners are seeing the benefits of AUP, as students graduate with experience in designing with ARM products and as university engineering departments base their own research around ARM technology.

Environmental, social, corporate governance and ethical policies

While the Company is accountable to its shareholders, it also endeavors to take into account the interests of all its stakeholders, including employees, customers and suppliers and the local communities and environments in which it operates. The Chief Executive Officer and the Chief Financial Officer take responsibility for these matters, which are considered at Board level. Full details of our CR strategy and achievements can be found in the main CR report on our website www.arm.com/reporting2013.

The Company regularly monitors employees’ awareness of Company policies and procedures, including its conduct and ethical policies. Employees and temporary contractors reconfirm their understanding of key policies each year to help reinforce awareness.

The Company operates from a global portfolio of offices located in 15 countries. The portfolio is made up entirely of offices since the Company has no manufacturing activities. As such there are no hazardous substances nor complex waste streams to be managed as part of our business operations. The Company’s principal activity involves the use of IT based engineering tools to create intellectual property. With the exception of development systems products, the majority of “products” sold by the Company comprise microprocessor core and physical IP designs that are delivered electronically to customers.

The Company’s ongoing environmental impact analysis informs management about key environmental factors and how it can reduce the impacts associated with them. In 2013 the Company’s advanced compute resource requirement continued to build upon the success of its CEEDA Gold (Certified Energy Efficient Data Centre Award) winning data centre in Cambridge by commissioning the design and build of a second major data centre hub in Austin, Texas. This installation has the potential to harness geothermal energy as part of its design and therefore could have a Power Usage Effectiveness (PUE) rating some 25% lower than typical data centres in this region. We have piloted new build techniques for this project as part of a program to ensure minimal environmental impact in our data centre strategy.

In 2013 ARM opened a new 120,000 sq ft office in Bangalore, which attained Leadership in Energy and Environmental Design (LEED) Gold Accreditation. This accreditation recognizes buildings for high environmental performance in their construction and operation. ARM aims to meet the same LEED accreditation or the equivalent Building Research Establishment Environmental Assessment Methodology (BREEAM) performance in all new office construction as demonstrated in the design briefs of other office expansions developed during 2013. These building standards ensure high environmental performance of the Company’s built environment throughout its entire lifecycle.

The Company has continued to partner with companies working in the low impact building technology field.  We have test installations in place with Intellisense, Enlight and Alert Me in our Cambridge offices to improve environmental performance using energy-efficient ARM technology. Areas such as lighting control and environmental monitoring of plant for improved building efficiency are being developed with these partners and will be extended to other key sites and new build projects. The Company continued to enhance its environmental data collection and reporting ability during 2013 to support the work of our Energy Use and Climate Change Committee (EUCCC). This is an Executive sponsored steering group that directs activity relating to environmental stewardship and the management of our environmental aspects.

The Company’s environmental policy is published on our website within the CR report. In line with the Companies Act 2006, the articles of association enable the Company to send information to shareholders electronically and make documents available through the website rather than in hard copy, which provides both environmental and cost benefits. Shareholders can opt to continue receiving a printed copy of the Annual Report, subject to availability.

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

Corporate responsibility summary

Our ambition is to address global needs, achieve lasting impact and connect our charitable partnerships to our long-term business goals. Our approach is to:

•	work on long-term, strategic partnerships with charities;

•	use external expertise to define the areas of greatest potential;

•	co-ordinate and drive collaboration between the projects we support.

Sustainability and Corporate Responsibility (“CR”) are an important part of ARM’s business. Our products are focused on energy-efficiency and our business model is founded on partnership. We are one of a handful of companies that reach everyone, from the billionaire to the subsistence farmer. Together, these factors add up to a great opportunity for ARM to achieve a positive global impact.

Our People

ARM’s success relies upon a motivated, innovative and highly skilled workforce working in an efficient, friendly working environment. Maintaining this is our aim. Treating everyone equally is an important part of our approach, so we provide the same benefits to everyone globally. We encourage a culture of open and honest communication at all levels of the organisation. There are regular opportunities for employees to provide feedback such as the Global Employee Opinion Survey and our open door policy for discussions with the executive team.

Emphasis is placed on continuous learning and development. We use a blend of education, reflection, feedback and direct experience as well as formal and on-the-job training. Our charity fundraising and volunteering programme, Team ARM, encourages teamwork and engagement with ARM’s CR areas of interest and strategic charity partners.

We are investing more in Team ARM in 2014 to deliver a wider range of opportunities for employee engagement in everything from charity hackathons to mentoring young engineers.

ARM finished 2013 with 2,833 employees, an increase of 18%, in 31 offices across 15 countries. Staff turnover dropped from 8.0% to 6.8%.

Our Responsible Behaviour

ARM’s business model means that the impact of our operations on the environment, human rights issues and local communities is low. The scale and potential of our business ecosystem and technology to make a productive contribution to sustainability is high. We are committed to reducing any environmental impacts we have whilst maximising the beneficial aspects of our business model and products.

To help us understand where our risks, responsibilities and opportunities lie, ARM is a member of United Nations Global Compact (UNGC) LEAD. LEAD is a group of 53 multinationals working with the UN towards a more sustainable world by implementing their Blueprint for Corporate Sustainability Leadership. LEAD companies were chosen out of the 7,000 UNGC members because of their history of engagement with the UN and commitment to CR. ARM is represented on both the global LEAD and UK network’s advisory boards, keeping us in touch with our peers and informing how we can contribute to sustainability in our immediate operations, our ecosystem and more broadly.

In 2013 we sponsored the creation of a UN Climate and Energy Action Hub to enable new business partnerships on environmental projects. The hub now has 43 organisations involved, working together to scale up climate and energy efforts. As part of the project, ARM is supporting research into the potential for smarter appliances to consume less energy and reduce peaks in power consumption.

Carbon reduction is an issue that affects everyone. Despite independent assessment of ARM as an environmentally low-impact business, ARM has taken part in the Carbon Disclosure Project (CDP) for the past three years. We have been using the CDP framework to help us improve the reporting and management of our carbon impacts. We achieved a 42% improvement on our 2012 score this year, placing us in Grade C.

During 2013 we readjusted all our environmental data, starting from our baseline of 2009. This re-statement was made in order to account for material changes to the conversion factors provided by DEFRA for company reporting purposes.

We have made steady progress towards our corporate environmental goal for energy use and remain committed to our carbon emission reduction targets for a 30% reduction in intensity by headcount by 2020. At the end of 2013 we had achieved a reduction of 18%.

Our energy intensity based on kWh per employee has decreased by 19% globally based on our 2009 baseline. This has been achieved through our commitment to better energy performance from our buildings alongside improved utility of our estate.

Our Support For Innovation

ARM believes that business has an important role to play in charitable work and addressing global sustainability issues. It is expected that, following the 2015 Millennium Development Goals, the post 2015 United Nations “Sustainable Development Goals” will include the role of business as a key enabler. We believe that the technology sector has a great deal to offer.

When working with charities, companies are unencumbered by many of the constraints faced by charitable foundations and governments. We have an opportunity to bring charities and businesses together, looking at the bigger picture across multiple issue areas to develop new ideas that can deliver real benefits. Companies are able to take more risk and try out ideas that may not work, but this is a necessary part of research, development and entrepreneurship, subjects that are very close to ARM.

In the past year, ARM has helped launch some exciting new initiatives. In early 2013, ARM became the first major sponsor of Code Club, a non-profit organisation helping primary school children learn computer coding. ARM’s early support, taking a leap of faith in the founders’ vision, led to the expansion of the team from two part-time founders to four full-time and two part-time members of staff. We saw the potential for the idea to scale and supported the entrepreneurial spirit of the two cofounders.

ARM employees run 15 clubs and there are now a total of over 1500 clubs across the UK supporting 22,000 children. At the time of writing, 100 new clubs are started each month and next year ARM will be helping Code Club deliver more regional support with a goal of reaching 25% of all primary schools by the end of 2015. We will also be working with the founders to help take the Code Club model worldwide, using ARM locations around the world to help start new Code Clubs.

Literacy Bridge uses “Talking Book” technology designed to provide those living in extreme poverty with education on health and agriculture that can reduce maternal and child mortality, hunger and chronic malnutrition. ARM has been working with Literacy Bridge to develop a long-term strategy aiming to empower the world’s poorest families. In 2013, we partnered with UNICEF in Ghana on a major 18-month project that will allow Literacy Bridge to prove their model at a scale of 40,000+ people. This is a critical milestone as the majority of projects fail after the pilot stage.

UNICEF and ARM have delivered the funding for the maternal health component of the project. ARM suggested the inclusion of Literacy Bridge’s prior work on agriculture, which was outside the remit of the

UNICEF’s project, and provided the additional support needed. This is an example of a company’s freedom to look at the big picture, and across different issue areas, something that is challenging for sector-focused charities and donors.

Initial data suggests that educational information from Literacy Bridge can help people achieve a 48% increase in their crop yield. For a subsistence farmer this increase is life-changing. In a small health trial in the Jirapa District, people adopted 90% of applicable health messages from the Talking Book. “There were so many things we didn’t know about raising healthy children but due to the Talking Book, we listen and learn healthy ways to raise our children.” Nadowli Kuubataanono, traditional birth attendant in the Jirapa District, Ghana.

In 2014, ARM will continue its support for Literacy Bridge, focussing on its R&D efforts to use ARM’s Cortex M0 within a new chip that will deliver a significant reduction in manufacturing costs and power consumption of the technology.

Helping Our Local Communities

 ARM’s approach to local community support is two-fold; to support activities that impact on our employees directly, and to help in areas of need that are often neglected. We work closely with local charities to advise us on where our supported is most needed and can have the greatest impact.

ARM has been an active supporter of the community local to its Cambridge head office ever since its foundation. Now, as a global company, it is important that we are able to support our local communities in all of our locations.

We recognise that the needs of every community are different and so we build relationships at a local level and encourage each office to allocate support to local charities or community outreach projects. Our aim is to help strengthen the fabric of society in the communities around our offices.

ARM is now working with community leaders to understand the most pressing local needs, whether this is one-off emergency support or long-term help for the areas of greatest deprivation.

This is a programme that we will be focusing on in 2014. We are confident ARM can make as big a contribution to our local communities as we have in our strategic charitable partnerships.

There are more examples of our charitable partnerships, as well as data on all our material issues, in the full CR Report. We have self-assessed the CR report at GRI level B and it can be found at www.arm.com/reporting2013.

Going concern

After dividend payments of £68.9 million, the highly cash generative nature of the business enabled the Company to increase its cash, cash equivalents and deposits to £706.3 million (net of accrued interest of £7.2 million) at the end of 2013. This was an increase from £520.2 million (net of accrued interest of £7.4 million) at the start of the year. After reviewing the 2014 budget and longer-term plans and considering any reasonably likely scenarios that may occur, the directors are satisfied that, at the time of approving the financial statements, it is appropriate to adopt the going concern basis in preparing the financial statements of the Company. This view was supported by a sensitivity analysis and stress tests undertaken at the year end which showed that some extreme assumptions would have to be made before there is a negative impact.

Statement of directors’ responsibilities

The directors are responsible for preparing the Annual Report, the Remuneration Report, and the financial statements in accordance with applicable law and regulations.

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

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements and the Remuneration report comply with the Companies Act 2006 and, with regards to the Company financial statements, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the Annual Report included on the Company’s website in accordance with the United Kingdom legislation governing the preparation and dissemination of financial statements. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Remuneration Committee

Committee composition and meeting attendance during 2013:

Name of Director	Position	Meetings Attended
Philip Rowley	Independent non-executive director (Committee Chairman until December 31, 2013)	5/5
Andy Green	Independent non-executive director	5/5
Larry Hirst	Independent non-executive director (Committee Chairman from January 1, 2014)	5/5
Janice Roberts	(joined February 28, 2013)	5/5

Given their diverse business experience, the independent non-executive directors who made up the Committee in 2013 offer a balanced view and international expertise in relation to remuneration matters for the Company.

Janice Roberts joined the Committee on February 28, 2013 and has added valuable knowledge, particularly on US compensation matters.

Operation of the Committee

The Chief Executive Officer and the EVP, People attend each meeting for at least part of the time to ensure that the Committee is able to obtain their views on the level of compensation for executive directors and other senior executives, although they are not present when their own remuneration is discussed. The Company Secretary advises the Committee on corporate governance guidelines and acts as Secretary to the Committee.

Key decisions on remuneration and actions taken in relation to 2013 and 2014 include:

•
approval of a pay and benefits package (including an LTIP top up) for Simon Segars on his appointment as Chief Executive Officer.   Pay was increased to the same level as applied for the retiring Chief Executive Officer (see details in “Compensation” section);

•	approval of an average executive team base pay increase of 3.48% for 2013 and 3.00% for 2014 compared to the average increases for the workforce as a whole of 4.70% for 2013 and 4.35% for 2014;

•	setting of suitably stretching performance targets for the bonus plan and new LTIP;

•	approval of pro-rated vesting under the LTIP and DAB plans for former Chief Executive Officer, Warren East and former Chief Commercial Officer, Mike Inglis on their retirements from the Group;

•	clear documentation of our remuneration policies as set out in this report.

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

The Committee believes that a director’s total remuneration should be monitored against their worth in the external market, with total reward closely linked to corporate and individual performance.   To this end, the Committee obtains information from independently published remuneration surveys, benchmarks the total remuneration package, and applies the following principles:

•	base salaries are set at an appropriately competitive level;

•	a significant amount (i.e. more than 70%) of total potential remuneration is performance-related;

•	there should be reward for performance but not for failure with an opportunity for upside for exceptional performance;

•	benchmarking provides a useful reference point but not a target range for salaries or other benefits;

•	a significant element of performance-related remuneration is provided in the form of shares;

•	elements of performance-related variable remuneration are subject to deferral; and

•	consideration is given to pay and conditions elsewhere in the Company.

The Committee is able to consider corporate performance on environmental, social and corporate governance issues when setting the remuneration of executive directors, and also takes account of pay and conditions elsewhere in the Company. In particular, the Committee is mindful of the fact that all employees receive share awards (or cash equivalents) under the Company’s equity plans.

The Committee does not specifically consult with employees when setting and reviewing remuneration policy for the executive directors; however, it does review the salary increases for all Executive Committee members against the general employee pay award each year to ensure that there is fairness.  Employees have an opportunity to raise any concerns over pay and benefits through the annual employee engagement survey or direct with their line manager.

The Committee believes that the new LTIP and bonus arrangements provide a much simpler package (similar to the approach adopted in a largely US dominated sector) and one that rewards only sustained longer term performance. The new LTIP also rebalances the package towards long-term performance and materially reduces the total quantum released after three years. In addition, the introduction of the new holding periods and increased share ownership guidelines will result in longer term performance alignment. Therefore, if share price performance is sustained during the holding period, then participants are rewarded. If share price performance is not sustained during the holding period then participants are worse off than under the old arrangements.

The Directors’ Remuneration Policy below will be put to shareholders for approval at the next Annual General Meeting on May 1, 2014 and is intended to apply for three years from that date.

The Policy applies to the executive directors at the date of this report and is intended to apply to any new executive directors who may be appointed during this three-year period.

Component of remuneration package and how it supports business strategy	Operation and clawback	Maximum potential value	Performance conditions, targets assessment and areas of discretion
Base salary

To provide an appropriately competitive level of base salary, to enable the Company to recruit, retain and motivate executive directors of the calibre required to achieve the Company’s business strategy and goal of sustained growth in corporate performance.

Base salaries are reviewed annually by  the Committee and are paid monthly in cash

Increases generally apply from January in each year.  In its annual review or on promotion, the Committee considers the following:

•      pay levels at companies of similar size  (by reference to market capitalisation and revenue) on a geographic and global basis.

•      external market conditions.

•      pay and benefits elsewhere in the Company.

•      individual performance, skills, experience and potential.

•      corporate performance on environmental, social and corporate governance issues.

Clawback does not apply to base salary (in accordance with contractual agreements).

Base salaries are set at an appropriate level for each role,  taking account of the factors described in this table.

Generally salaries are no higher than market median although higher salaries may be paid, if necessary, to recruit externally or to retain key executives.

In normal circumstances base salary increases will be determined by reference to average increases for employees across the Company.

Greater increases may be approved if there is a substantial change in a director’s role or responsibilities or if the salary is significantly below the current market rate.  In such circumstances, increases may be phased over a number of years and be conditional on performance.

None, although the overall performance of each executive director is considered by the Committee when reviewing base salaries.

Maximum notice period is 12 months and pay in lieu of notice may be made at the discretion of the Company.  This would include base salary and contractual benefits (pro-rated where applicable) and any untaken holiday.

Fees for outplacement and legal advice may be also be paid by the Company.

Performance-related bonus (in respect of 2014	Bonus, if earned, is paid wholly in cash for 2014 onwards Paid annually after the	Maximum bonus: 125% of base salary.	Amount is subject to achievement of two performance targets and then financial year onwards) To incentivise executive directors to achieve performance objectives that are directly linked to the Company’s short- term financial and strategic goals.
Preliminary Announcement for the prior year end

Bonus payments are not pensionable

Individual performance measures are focused on objectives that are specific to each executive director.

Clawback:  provisions exist that require bonus to be forfeited (i.e. offset of bonus accruing in that year) or an equivalent value repaid in exceptional circumstances. These include material misstatement of published results and misconduct causing a material loss and would apply for two years from the payment of such bonus. The proportion of the bonus that would be repayable (and could be 100%) would depend on the extent to which the original bonus exceeds that which would have been paid if the results had been correctly stated, and also taking into account any negative impact of the re-statement.

Bonus payable at target: 85% of base salary .

Target means the achievement of appropriate maximum targets in respect of both Normalised Operating Profit (NOP) and total revenue and prior to any personal performance adjustment.

Bonus payable at threshold: 0% of base salary.

Threshold means the minimum level of performance before bonus starts to accrue.

adjusted for individual performance:

•      Normalized Operating Profit  (NOP)  (50% of target bonus).

•      total revenue (50% of target bonus.

•      Individual performance measures specific to each executive director which flex the  amount of bonus by a factor of 0.75 to 1.25.

Revenue and profit growth are regarded as the most appropriate short-term metrics for continuing the Company’s performance.

The Committee retains discretion to adjust bonus targets for any financial year to reflect intervening events including acquisitions or disposals.

The numerical values of targets for any particular financial year will not be disclosed in advance or during that year as the Committee considers this information to be commercially sensitive. The actual targets will be disclosed in the following financial year.

Performance -related bonus (in respect of years up to and including 2013)	Bonus earned in respect of 2013 was subject to the provisions of the DAB Plan. This was the final operation the DAB Plan. Bonus was split 50% cash and 50% deferred shares based on	Maximum and target bonus opportunity of 150% and 100% of salary respectively.	The targets for 2013 bonus were: 50% of target bonus was dependent on achieving a NOP target of

To incentivise executive directors to achieve performance objectives that are directly linked to the Company’s short-term financial and strategic goals.

Revenue and profit growth are regarded as the best driversmost appropriate short-term metrics for continuing the Company’s performance.

NOP, total revenue and individual performance.

There is compulsory deferral into shares for three years.

Bonus matching applies to deferred shares in the range of 0.3 for 1 to 2 for 1 match subject to three year EPS growth of CPI + 4% to CPI +12% p.a., respectively.

Deferred and any matching shares in relation to 2013 performance will be received in February 2017

Dividend shares are added at vesting*.

Provisions exist that could result in immediate forfeiture of shares in the event of dismissal for gross misconduct, as determined by the Committee and at its discretion.

£313.5m** with 0% payout at £257.7m rising in a linear way to 25% at £294.6m.

The NOP portion of bonus can continue to accrue linearly above the target of £313.5m on a straight-line basis, subject to the overall maximum of 150% of base salary.

50% of bonus was dependent on achieving a US$ revenue target of US$1,096m with 0% payout at US$913.2m rising to 25%  at US$1,030.1m

The revenue portion of  bonus can continue to accrue above the target of US$1,096m so that for every 1% increase  in revenue, bonus is increased by 2.5% of the target, subject to the overall maximum of 150% of base salary

Bonus amount is then subject to an individual performance multiplier which flexes the payment by 0.75 to 1.25 again subject to the overall maximum of 150% of base salary

Long-Term Incentive Plan 2013	Annual conditional share awards are made at 187.5% of base salary with the ability for	Maximum limit of 600% in exceptional	Vesting is based on:

(first operation in 2014)

To incentivise executive directors to achieve performance objectives that are directly linked to the Company’s long- term financial and strategic goals.

To align executive directors’ interests with shareholders through the performance conditions and share retention obligations.

vesting of between 0% to 200% after three years dependant on achievement of the performance conditions, with a maximum of 375% of  base salary.

50% of the vested shares will be subject to additional holding periods with 25% released after four years and the remaining 25% released after five years. During these holding periods shares may not be sold even if the participant has left the Company.

Dividend shares are added at vesting.

Malus:  The Committee has discretion to reduce a share award (including to nil) prior to vesting where there are exceptional circumstances which include a material misstatement in the Company’s published results, misconduct by the executive director that is deemed to have caused or contributed to a material loss as a result of reckless, negligent or wilful actions, or inappropriate values or behavior.

Clawback:  the Committee has discretion to clawback shares and executive directors have an obligation under the Rules to transfer shares or pay over the proceeds of sale in exceptional circumstances (as described above).  If sold at less than market value, the obligation is to pay market value at the date of disposal.  Clawback would be less any tax and social security paid or due to be paid. The Committee has discretion to set the length of the clawback period which would normally be two years from acquisition of the shares.

circumstances as determined by the Committee.

By way of example, exceptional circumstances could include the hiring of an exceptional senior executive director in a highly competitive market where we need to make an exceptional offer in order to recruit.

three year growth relative to the FTSE All World Technology Index (25%).

three year TSR growth relative to the FTSE 350 (25%).

three year EPS growth (50%) with threshold at 15 % annual growth (including CPI) and the upper performance target at 22% annual growth (including CPI).

25% of the respective TSR elements vest for median performance with 100%  vesting for upper quintile performance.

Similarly 25% of the EPS element vests at threshold performance with 100% vesting at the upper performance target with straight line interpolation between these two points.

The Committee will review the performance conditions for new awards annually.

The Committee has discretion to waive or change a performance condition if anything happens that causes the Committee reasonably to consider it appropriate,

provided that any changed performance condition will be no more difficult to satisfy than the original condition was intended to be at the time the award was granted.
Shareholding requirement To align executive directors’ interests with those of shareholders over a longer time period, they are required to build a shareholding of 200% of base salary.
Until 200% of salary is achieved, no more than 50% of shares received through the DAB Plan and LTIP (after the automatic sale of shares to satisfy tax liabilities) can be disposed of.

Unvested DAB Plan shares do not count towards the shareholding requirements.

Long-Term Incentive Plan

(in respect of years up to and including 2013)

To incentivise executive directors to achieve performance objectives that are directly linked to the Company’s long term financial and strategic goals.

To align executive directors’ interests with those of the shareholders through the performance conditions and share retention obligations.

Annual conditional awards normally at 100% of salary with the potential for the award to vest at between 0% and 200% of salary for upper decile performance at the end of the three-year performance period.

Dividend shares are added at vesting.
Maximum award limit of 400% in exceptional circumstances was never used.
Vesting is based on:

Three-year TSR growth relative to the FTSE All World Technology Index (50%).

Three-year TSR growth relative to the FTSE 350 (50%).

Threshold vesting commencing at median ranking of TSR group (25% of respective TSR elements rising to 100% vesting for an upper decile ranking on a straight-line basis).

The Committee has discretion to waive or change a performance condition which cause the

Committee to reasonably consider that:

(a)   The amended Performance Condition would be a fairer measure of performance and would be no easier to satisfy; or

(b)   The Performance Condition should be waived.

Pension To provide pension contributions in line with market practice, which will enable directors to plan for retirement.
10% of base salary for executive directors and 11% for the CEO is paid either into the Group Personal Pension Plan or overseas equivalent, or  as a cash allowance (subject to payroll deductions) for those in excess of the lifetime allowance applicable in the UK.
		11% of base salary.	Not applicable.
Other benefits To provide competitive benefits in line with market practice to enable the Company to recruit and retain high calibre executive directors To reward innovation and invention.
Other benefits are provided appropriate to the location of the executive director and include provision of a car or car and fuel allowance, long term sickness and disability insurance, death in service benefit, healthcare insurance and travel insurance for the executive director and family

Executive directors may also receive patent bonuses in line with the scheme operated by the Group from time to time for patent applications and on grants of patents.

Reasonable market cost of providing benefits.

The Committee reserves the discretion to provide such situation-specific benefits as may be required in the interests of the Company’s business, such as relocation. Full details of the exercise of any such discretion would be provided to shareholders in the next remuneration report.
Not applicable.
Overseas benefits/Relocation	Executives based in countries outside their home country	Reasonable market cost of	Not applicable.

allowances

To provide competitive benefits in line with market practice to enable the Company to recruit and retain high- calibre executive directors and move them to alternative locations when required by the needs of the business.

receive other benefits appropriate to the country in which they are working.

In the event that an executive director agrees to move from their home country temporarily the relocation arrangements may include:

Housing allowance or settlement of actual costs.

Disturbance allowance to enable essential household purchases to be made.

Cost of living and transportation allowance for the duration of the assignment.

Flights home for executive and family.

School fees for executive director’s children.

Cost of personal tax advice.

Cost of visas for executive and family.

Cost of transporting executive and family’s personal effects.

Legal and estate agents fees associated with properties in home and overseas locations.
providing benefits for the duration of the term abroad.
One-off recruitment cash/equity awards

To provide an appropriately attractive package to persuade an external hire to accept an offer of employment and/or to buy out equity that would be lost on leaving previous employment.

An award of restricted stock units (RSUs) or a grant of options may be made under the Employee Equity Plan to a new recruit to compensate for equity awards foregone with previous employer and/or provide equity that vests in the three years prior to potential vesting of the first  LTIP award.

Alternatively a cash payment or an additional LTIP award may be made to compensate.

Payment may be on taking up appointment or to coincide with vesting dates under the previous employer’s plan.
The maximum would be a sum equal to the value of equity foregone, taking account of performance conditions attached to the award, likelihood of vesting and accelerated payment.
The Committee has discretion to determine performance conditions for any award of RSUs, any LTIP award, or any grant of options taking into account of the circumstances of each individual case. Performance conditions would  normally be applied on an equivalent basis to those applicable to awards made to other executive

Malus and clawback provisions would apply.		directors in the same calendar year. Performance conditions may, but would not necessarily be applied to any cash payment.
Other Contributory Equity Plans

Executive directors are eligible to participate in the share plan applicable to the country where they work.

These plans provide an opportunity for executive directors to voluntarily invest in the Company.

ARM currently operates a Save as You Earn Option Scheme in the UK (and some other countries) and an Employee Stock Purchase Plan in the US (and some other countries), which enables employees to buy shares at a discount of up to 20% of market value through regular monthly or fortnightly payroll deductions.
	The maximum participation limits will not exceed those set by the relevant tax authorities from time to time.	Not applicable.
Fees for non-executive roles held outside the Company

To provide executive directors with opportunities to widen their knowledge and experience of the operation of other company boards and committees, they are permitted to hold non-executive positions at other companies.
Executive directors are permitted to retain any fees paid and/or shares offered in connection with external non-executive roles that they undertake.	The amounts received are disclosed annually.	Not applicable.
Non-Executive Directors’ (NED) and Chairman’s fees

To attract and retain an appropriately experienced Chairman and independent non-executive directors of suitable calibre to fulfil a range of different roles including, financial expert/Audit Committee Chairman, Senior Independent Director, and Committee Chairmen.

NED fees are proposed by the executive directors and approved by the Board as a whole. The Chairman’s fee is proposed by the Committee and approved by the Board as a whole with the Chairman taking no part in the decision.

NED appointments are terminable on three months’ notice.

Fees are reviewed on an annual basis and take account of fees paid for similar roles by peer companies.

Fees are set at an appropriate level taking into account the factors outlined in this table.

Additional fees are paid to the SID and Committee Chairmen.

An additional fee is paid to NEDs based outside the UK who undertake long
Not applicable.

To pay fees that reflect responsibilities and workload undertaken, and which are competitive with peer companies.
The NEDs and the Chairman are not eligible to receive bonuses, pension contributions and nor can they to participate in the LTIP or other equity plans.

The overall fees paid to non-executive directors will remain within the limit stated in our Articles of Association, currently £0.5m which we are seeking approval to increase to £1.0m at the 2014 AGM.
haul travel to attend Board meetings in the UK, to reflect the additional time commitment.
Legacy arrangements (pre 27 June 2012)	None.

* Dividend shares are additional shares added at vesting equal to the amount of dividends that would have been paid during the deferral period for the DAB Plan and LTIP.
** Calculated at the Company budget exchange rate of £1:US$1.60

Selection of Performance Measures and how targets are set

Long Term Incentive Plan

Performance measures for the new LTIP were selected after careful consideration by the Committee and following consultation with larger shareholders.  The Committee believes that the use of both TSR and EPS performance measures provide the best alignment to Company strategy and encourages, reinforces and rewards the delivery of sustainable shareholder value.  The TSR element (which accounts for 50% of total LTIP vesting) was approved by shareholders as part of the approval of the new LTIP at the 2013 AGM.

The normalized EPS growth performance condition (which accounts for 50% of total LTIP vesting) has been set as follows:

12.5% vesting for annual growth of 15% (including CPI) rising on a straight-line basis to 50% vesting for annual growth of 22% (including CPI).

The Committee has set this range for the LTIP award made for 2014 and intends to review it annually. Changes will be made only if the targets become inappropriate in changing market conditions. Analysts’ targets are acknowledged as important reference points for the markets, but there are a number of factors beyond the control of the Company and the executive directors that may impact medium- to long-term EPS performance (such as macro or semiconductor industry cycles and currency fluctuations). These may have impacts that would not necessarily be seen as underperformance by the Company. The Committee is also keen not to encourage short-term views or behaviour where, in theory, investment in the long-term future (either organically or by acquisition) may be discouraged if the EPS range is set at too high a level.

Annual Bonus Plan

Performance measures for the Annual Bonus Plan are set annually.  Each year the Committee considers the most appropriate metrics to apply for the following financial year.  These metrics are currently NOP and Group Revenue.  A personal performance multiplier is then applied related to achievement of specific personal goals for each individual. The Committee is of the opinion that the numerical values of targets for the Annual Bonus Plan are commercially sensitive because they include budgeted numbers within the range of outcomes and it would be detrimental to the Company to disclose them in advance of or during the relevant performance period. The actual targets will be disclosed in the following financial year.

Changes to executive directors’ remuneration for 2014

The former LTIP approved in 2003 expired in 2013 and at that time the Committee took the opportunity to review its entire approach to executive pay.  The objective of the review was to ensure that the Group’s approach remains fit for purpose over the next stage of its development.  The replacement of the DAB Plan and former LTIP with the new Bonus Plan and LTIP will not result in any increases to the maximum quantum of reward delivered.  The Committee believes that the new structure provides a much simpler package (similar to the approach adopted in a largely US dominated sector) and one that rewards only sustained longer term performance.

Termination of employment

In the event of termination of an executive director’s contract of employment, compensation would be based on salary and contractual benefits during the notice period and whether the departing director is accepted to be a good leaver under the rules of the bonus plan, the 2013 LTIP, the former LTIP, and the former DAB Plan.

	Contractual provisions/Plan Rules	Exit Payment Policy
Service Contracts
Payment of contractual entitlements, including payment in lieu of notice in appropriate circumstances, where certainty and protection of restrictive covenants are in the best interests of the Company.

Termination payments would take into account the particular circumstances relevant to each individual situation.

Maximum  notice period is 12 months and pay in lieu of notice may be made at the discretion of the Company.

This would include base salary and contractual benefits (pro-rated where applicable) and any untaken holiday.

Fees for outplacement and legal advice may also be paid by the Company.

LTIP

For good Leavers conditional awards under the LTIP would normally vest pro-rata to time served and the extent to which the performance conditions are satisfied at the date of termination of employment.

For bad leavers, unvested share awards would lapse on termination of employment.

In relation to both the LTIP and Bonus Plan:in assessing whether  an executive director is a good leaver in  retirement circumstances, the executive director is required to confirm future intentions to the Committee (including that he or she will not accept a full time executive role in a commercial organisation). If the Committee determines that the executive director is a good leaver and subject to satisfaction of performance targets, pro-rated vesting of entitlements under the old and new LTIPs and bonus plans would normally be approved.

The holding periods described in the Remuneration Policy table would apply to any shares that vest under the LTIP.

Bonus Plans
There is no automatic entitlement to annual bonus.  In the event of death or leaving as a result of disability or ill health, pro rata bonus may be paid for the year of cessation.

Bad leavers would not receive performance-related bonus awards in relation to the year of cessation.

Clawback provisions exist that require bonus to be forfeited (i.e. offset of bonus accruing in that year) or an equivalent value repaid should it be necessary for the Company to re-state to a material extent the financial results on which the bonus was awarded within two years of the payment of such bonus.  The proportion of the bonus that would be repayable (which could be 100%) would depend on the extent to which the original bonus exceeds that which would have been paid if the results had been correctly stated, also taking into account any negative impact of the re-statement.

Former DAB Plan	Deferred shares under the former

DAB Plan would vest on termination. Deferred shares can be forfeited in certain circumstances. Matching shares vest, to the extent the performance conditions are satisfied, for good leavers only.

Share dilution

It is proposed that the Company will continue to manage dilution within the context of maintaining award levels within a 10% limit over five years (excluding rolled over Artisan options), the limit that has applied since 2003. We are aware that this is higher than the limit of 5% over ten years in respect of discretionary awards and 10% over ten years in respect of all schemes adopted by many UK companies and preferred by many institutional investors. The reasons for this higher limit, which was approved by shareholders when the LTIP was introduced, are at least as strong today. These are the broad based nature of our equity plans which cover all employees and the need to be able to compete with US companies worldwide for the high calibre engineers and executives required to secure the Company’s future success. The Committee is keenly aware of this issue, and will continue to keep well below the 10% upper limit. Dilution over the past five years has been 6.85%.

Base salary increase for 2014 and 2013

For 2013, the average increase in base salaries for the executive directors was 3.48% and the average increase for the workforce as a whole was 4.70%. On his appointment as Chief Executive Officer on 1 July 2013, the Committee approved a salary increase for Simon Segars to £500,000, which was at the same level as the retiring Chief Executive Officer. For 2014 the average increases are 3.00% for the executive directors and 4.35% for the workforce as a whole. Within the overall increase for 2014, the range was 3.4% for the US rising to 8.0% in Asia, reflecting local market conditions and salary inflation.

Shareholding requirements

In order to align executives’ interests with those of shareholders over a longer time period, all Executive Committee members are now required to build a shareholding of 200% of base salary (an increase from the previous level of 100% of base salary). For other participants in the new LTIP, the shareholding requirement has increased from 50% to 100% of base salary. Unvested DAB Plan shares do not count towards the shareholding requirements. Until these levels are achieved, no more than 50% of shares received through the DAB Plan and LTIP (after the automatic sale of shares to satisfy tax liabilities) can be disposed of by participants. For 2014 a transitional arrangement is in place for participants below Executive Committee level under which 20% of net shares vesting must be retained.  This will increase to 50% for 2015 onwards. At the present share price, all of the executive directors meet the 200% of base salary shareholding requirement.

Collectively the Executive Committee, including the executive directors, held 3.7 million shares with a value of £36.8 million at March 3, 2014. This currently equates to a multiple of 10 times base salaries.

Current Incentive arrangements and their operation in respect of 2013 financial year

For 2013 there were four key incentive schemes in operation across the workforce as a whole. These are as follows:

For executive directors and senior managers:

•	the final annual bonus award under the DAB Plan.

•	an annual conditional award under the LTIP.

For all other employees:

•	awards under the Annual Bonus Plan.

•	Employee Equity Plan.

Option grants to executive directors ceased in 2006 (although the facility to grant options exists in exceptional circumstances).  The move away from options to restricted shares for all employees reduces potential dilution and has simplified remuneration arrangements.

We significantly out-performed our international peer group over the last three years, which resulted in 183.7% vesting of the LTIP awards made in 2011 when the share price was 611 pence per share and full vesting of the DAB Plan matching share awards made in respect of 2010.   To put the awards that are currently outstanding under the LTIP and DAB Plan into context, the share price was 568 pence per share for the February 2012 awards and 924.5 pence per share for the February 2013 awards.  The share price was 896 pence per share on 7 February 2014 being the day before the 2014 LTIP and final DAB Plan awards were made.

Shares earned are satisfied through the issue of new shares (any treasury shares available would be used first).

Deferred Annual Bonus Plan in respect of 2013 financial year

This was the final operation of the DAB Plan which will be replaced by the new Annual Bonus Plan and LTIP for 2014 onwards.  Details of these new plans are included in the Remuneration Policy summary earlier in this report. The deferred and matching share elements of the DAB Plan will continue to vest over the next three years and all new awards will be made under the new LTIP and Annual Bonus Plan.  As demonstrated in this summary, there is a highly variable element to executive directors’ remuneration. For 2013 target and maximum bonus of 100% and 150% of base salary respectively (after application of an individual performance multiplier which flexes the payment by 0.75 to 1.25) could be earned through the DAB Plan if all targets were met.

The strong performance of the Company in 2013 resulted in achievement of both of the equally weighted bonus targets, as set out below:

2013 Bonus targets	Target	Actual	Bonus % achieved of base salary
Revenue	US$1,096 million	US$1,117.9 million	55.0%
NOP	£313.5 million	£332.6 million	62.9%
Total			117.9%

(1)	NOP for bonus purposes is calculated using the Company budget exchange rate of £1: US$1.60 for 2013.

Each of the executive directors achieved a personal performance multiplier of at least 1.15 for 2013, which means bonus received was in the range 136% to 144% of salary, half of which was compulsorily deferred into shares for three years.

The revenue target is set in US dollars to reflect the main currency in which revenues are earned.

The normalized operating profit (NOP) target range was from zero payout at £257.7 million up to 25% at £294.6 million and 50% at £313.5 million, all at the Company budget exchange rate of £1:US$1.60.

Shares representing the deferred element of bonus earned in 2010 and awarded in 2011 vested in February 2014, with the maximum 2:1 ratio of matching shares being triggered. This ratio was achieved because EPS growth was 120.4%, which is was greater than CPI plus 12% per annum on average for the three years making up the performance period.

At normalized EPS growth equal to the increase in the Consumer Prices Index (CPI) plus 4% per annum, the deferred shares will be matched on a 0.3:1 basis, rising to 2:1 when EPS growth is in excess of CPI plus 12% per annum. These targets are directly related to the Company’s financial results and encourage achievement of the Company’s short-term financial goals, while the deferral and matching elements encourage a longer term view of the success of the Company. The deferred shares can be forfeited in the event of gross misconduct and the matching shares are subject to forfeiture for “bad leavers”.

New Bonus Plan for 2014

As part of the new structure for executive remuneration and in particular the new LTIP (which was consulted on with shareholders in 2012/13 and approved by shareholders at the 2013 Annual General Meeting), bonuses, if earned, will paid wholly in cash for 2014 onwards.  The maximum bonus opportunity has reduced from 150% to 125% of base salary, bonus payable at target has reduced from 100% to 85% of base salary and no bonus is paid at threshold.

Target constitutes the achievement of appropriate maximum targets in respect of both NOP and total revenue and prior to any personal performance adjustment.

The amount is subject to achievement of two performance targets and then adjusted for individual performance:

•	NOP - 50% of target bonus.

•	Total revenue - 50% of target bonus.

•	Individual performance multiplier specific to each executive director, which flexes the bonus amount by a factor of 0.75 to 1.25.

Revenue and profit growth are regarded as the best drivers to increase market share and continue the Company’s outperformance of semiconductor market growth.  The Committee retains discretion to adjust bonus targets for any financial year to reflect intervening events including acquisitions or disposals.  It should be noted that the individual performance multiplier when applied to the executive directors normally falls within a relatively narrow range at the upper end.  This results from the fact that maintenance of a very high level of performance is a pre-requisite to continuation in the role of executive director.  Performance is reviewed on an in depth basis on at least an annual basis by the CEO (for the other executive directors) and by the Chairman for the CEO. The individual performance multipliers for the executive directors are then approved by the Committee.

The numerical values of targets for any particular financial year will not be disclosed in advance or during that year as the Committee considers this information to be commercially sensitive. The commercial sensitivity relates to the use of current year budget revenue within the range of outcomes. The actual targets will be disclosed in the following financial year.

The bonus targets set by the Committee for the each year are intended to be stretching but motivational and average bonus paid to the executive directors over the past five years was 125% of salary (with a range from 84% payout for 2009 to 150% for 2011).

Linkage of Bonus targets to business strategy

The personal performance multiplier depends on the achievement of pre-determined objectives, which are reviewed and approved by the Committee each year. These include key strategic objectives related to each director’s role and responsibilities (such as compliance with the Management Charter, which is designed to foster employee development), understanding of the overall vision and strategy of the Company, and good governance. The Committee is able to consider corporate performance on environmental, social and corporate governance issues when setting the remuneration of executive directors.

Long-Term Incentive Plan

Former LTIP

Under the former LTIP annual conditional awards to executive directors were normally made at a level equivalent to base salary. Conditional awards vest to the extent that the performance criteria are satisfied over a three-year performance period from January 1 of the year of award, with no subsequent retesting permitted. The performance conditions are based on the Company’s TSR when measured against that of two comparator groups (each testing half of the shares comprised in the award). The first index comprises UK companies across all sectors

(FTSE 350) and the second comprises predominantly US companies within the hi-tech sector (FTSE All World Technology Index).

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

The vesting of the 2011 LTIP awards in February 2014 was at 183.7% as a result of our significant out-performance compared to our international peer group over the past three years. Subject to achievement of the performance conditions, the final outstanding awards under the former LTIP will vest in 2016.

New LTIP

The new LTIP was approved by shareholders at the 2013 Annual General Meeting and is described in more detail in the Remuneration Policy summary.  Annual awards are made up to a normal maximum of 375% of base salary. Dividend shares are added at vesting. Vesting is based on:

•	Three-year relative TSR growth relative to the FTSE All World Technology Index (25%)

•	Three-year relative TSR growth relative to the FTSE 350 (25%)

•	Three-year EPS growth (50%)

25% of the respective TSR elements vest for median performance with 100% vesting for upper quintile performance

Similarly 25% of the EPS element vests at threshold performance (annual growth in EPS of 15% including CPI) and 100% vests at maximum performance (annual growth in EPS of 22% including CPI) and rising on a straight-line basis between these two points.

50% of the vested shares will be subject to additional holding periods with 25% released after four years and the remaining 25% released after five years. During these holding periods shares may not be sold even if the participant has left the Company.

The Committee gave particularly careful thought to this range, taking into account a number of factors including internal forecasts and updated market consensus, balanced with the need to create a real incentive over the long-term. Another key factor was the need for the Company to have the flexibility to make appropriate investments with a view to generating long-term shareholder value (recognising the typical timelines in which investments in technology give rise to license and royalty revenue). The range is considered to be challenging and exceeds the EPS growth range for awards granted under the former DAB Plan (being CPI + 4% to CPI + 12%).

Our intent is to review these targets on an annual basis, taking account of market conditions and any other relevant factors to ensure that they remain appropriate in the context of the factors set out above. The Committee will review their applicability on an annual basis, so that in the event that exceptional circumstances arise, such as material corporate activity or substantial changes in market conditions, their impact can be considered against subsequent annual awards.  If changes are to be proposed for any prospective LTIP award, it would be the Committee’s intention to confirm any such change to shareholders in advance.

Former share option schemes

The remaining shares of the final option grant to executive directors made in 2006 vested in accordance with the rules of the scheme in February 2013.

Pensions

The Company does not operate its own pension scheme but makes payments into a group personal pension plan, which is a money purchase scheme. For the Chief Executive Officer, the rate of Company contribution is 11% and for executive directors, the normal rate of Company contribution is 10% of the executive director’s basic salary plus additional amounts in accordance with the Company’s salary sacrifice scheme. Full details of Company contributions are set out in the directors’ emoluments table. Since 2011, to the extent that contributions cannot be made in a tax efficient way at the 10/11% of basic salary level, the difference is paid as an additional cash allowance (and subject to appropriate tax and other deductions).

Compensation for Loss of Office

No payments were made during 2013 to former executive directors by way of compensation for loss of office, or pay in lieu of notice.

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

The dates of the service contracts of each person who served as an executive director during the financial year are as follows:

Name of Director	Date
Simon Segars	January 4, 2005
Tim Score	March 1, 2002
Mile Muller	January 31, 1996
Warren East (retired June 30, 2013)	January 29, 2001
Mike Inglis (retired March 31, 2013)	July 17, 2002

Non-executive Directors

During 2013, the Chairmen of the Audit and Remuneration Committees each received a total fee of £70,000 per annum and the other non executive directors each received a total fee of £55,000 per annum. In line with fee arrangements in place in other companies of similar size and complexity the executive directors have implemented new arrangements from January 1, 2014 as follows:

•	standard fee of £60,000 per annum.

•	additional fee for Committee Chairmen and Senior Independent Director £16,000 per annum.

This is believed to more fairly reflect the workload undertaken by Committee Chairmen and the Senior Independent Director. The additional fee of $2,500 per meeting which is paid to non-executive directors who are based in the US and travel to the UK for Board meetings will continue at this level. This is to reflect their additional time commitment.

The Chairman’s fee for 2013 was at the rate of £390,000 per annum and increased by 2.6% for 2014 to the rate of £400,000 per annum.

Non-executive directors do not have service contracts and are not eligible to participate in bonus or share incentive arrangements. Their service does not qualify for pension purposes or other benefits, and no element of their fees is performance-related.

In addition to the interests disclosed above, the executive directors have interests in dividend shares that could be awarded under the former and current LTIP and the former DAB Plan, the amount of which will depend on the extent to which the performance criteria are satisfied and on the dividends declared during the performance period.

COMPENSATION

The aggregate compensation (including pension contributions) paid by the Company to all persons who served in the capacity of director or executive officer in 2013 (12 persons) was £6.8 million. This includes £2.8 million of share-based compensation. This does not include expenses reimbursed to officers (including business travel, professional and business association dues and expenses) but includes amounts expended by the Company for automobiles made available to its officers and other benefits commonly reimbursed or paid by companies in the UK. Each executive officer participates in the Company’s Deferred Annual Bonus Plan under which he may receive a bonus of up to 150% of base salary, 50% of which is compulsorily deferred into shares and an equity match of up to 2:1 if certain targets (determined by agreement between the executive and the Remuneration Committee) are exceeded. The aggregate amount accrued by the Company during 2013 to provide pension, retirement or similar benefits for directors and executive officers was £0.1 million.

Directors’ emoluments

The emoluments of the executive directors of the Company in respect of services to the Company were paid through its wholly-owned subsidiary, ARM Limited, as were non-executive directors, with the exception of Simon Segars, Janice Roberts and Young Sohn who were paid through ARM, Inc., and were as follows:

Director	Fees	Basic salary	Bonus payments (1)	Benefits (2)	Subtotal 2013	Pension contributions 2013	Share-based payments 2013 (3)	Total 2013	Subtotal 2012	Pension contributions 2012	Share-based payments 2012 (3)	Total 2012
	£	£	£	£	£	£	£	£	£	£	£	£
Executive
Simon Segars	—	400,000	543,454	73,186	1,016,640	44,000	476,327	1,536,967	743,889	30,800	263,113	1,037,802
Tim Score	—	415,000	599,374	26,031	1,040,405	44,156	660,711	1,745,272	954,614	42,560	378,166	1,375,340
Mike Muller	—	285,000	403,718	14,940	703,658	32,148	446,211	1,182,017	639,515	31,020	259,530	930,065
Warren East (retired June 30, 2013)	—	250,000	—	42,041	292,041	—	833,019	1,125,060	1,176,704	—	456,471	1,633,175
Mike Inglis (retired March 31, 2013)	—	71,250	—	18,418	89,668	—	407,813	497,481	673,806	5,085	265,255	944,146
Tudor Brown (retired May 3, 2012)	—	—	—	—	—	—	—	—	91,077	6,417	193,522	291,016
Total		1,421,250	1,546,546	174,616	3,142,412	120,304	2,824,081	6,086,797	4,279,605	115,882	1,816,057	6,211,544
Non-executive
Sir John Buchanan (appointed May 3, 2012)	390,000	—	—	—	390,000	—	—	390,000	258,879	—	—	258,879
Andy Green	55,000	—	—	—	55,000	—	—	55,000	52,000	—	—	52,000
Larry Hirst	55,000	—	—	—	55,000	—	—	55,000	52,000	—	—	52,000
Eric Meurice (appointed July 1, 2013)	27,500	—	—	—	27,500	—	—	27,500	—	—	—	—
Kathleen O’Donovan	70,000	—	—	—	70,000	—	—	70,000	65,000	—	—	65,000
Philip Rowley	70,000	—	—	—	70,000	—	—	70,000	65,000	—	—	65,000
Janice Roberts	61,399	—	—	—	61,399	—	—	61,399	58,314	—	—	58,314
Doug Dunn (retired May 3, 2012)	—	—	—	—	—	—	—	—	62,069	—	—	62,069
Young Sohn (retired December 31, 2012)	—	—	—	—	—	—	—	—	59,906	—	—	59,906
Total	728,899	—	—	—	728,899	—	—	728,899	673,168	—	—	673,168
Total	728,899	1,421,250	1,546,546	174,616	3,871,311	120,304	2,824,081	6,815,696	4,952,773	115,882	1,816,057	6,884,712

(1)
The bonus payments above represent the full bonus earned during 2013. According to the terms of the DAB Plan, 50% of this bonus is not paid in cash, but is deferred and becomes payable in shares after three years. Details of the awards made in February 2014 in respect of these deferrals are detailed in “—Share Ownership—The Deferred Annual Bonus Plan” below.

(2)
All the executive directors receive family healthcare and annual travel insurance as part of their benefits in kind. In addition, Tim Score has the use of a company car with fuel benefit and Warren East, Tudor Brown, Mike Inglis and Mike Muller received a car and petrol allowance. Simon Segars also receives living, transportation and other allowances as part of his placement in the US. Warren East, Mike Inglis and Tudor Brown received an additional cash allowance in place of Company pension contributions that can no longer be contributed in a tax-efficient way.

(3)
Share based payments represent each director’s individual compensation charge as calculated under IFRS 2, which the Company adopted from January 1, 2005. Further details of this are given in Note 20 to the Consolidated Financial Statements.

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

Tim Score was a non-executive director of National Express Group plc until February 25, 2014 and he received remuneration totaling £60,500 in 2013 (2012: £60,500). Mike Muller became a non-executive director of Intelligent

Energy Limited in July 2012 and he received fees totaling £40,000 in 2013 (2012: £16,666 from appointment in July 2012)

Warren East (who retired on June 30, 2013) is a non-executive director of De La Rue plc and he received remuneration totaling £26,100 up to the date of his retirement (2012: £49,000 for the full year). Mike Inglis (who retired on March 31, 2013) was a non-executive director of Pace plc and he received remuneration totaling £10,500 up to the date of his retirement (2012: £42,000 for the full year).

All the executive directors are accruing benefits under a money purchase pension scheme as a result of their services to the Company, contributions for which were fully paid during the year.

The Company has defined total directors’ pay for 2013 as the total of basic salary, benefits, bonus and pension contributions during 2013, plus the gains made on share schemes where the performance period relating to those schemes concluded in 2013. The LTIP and DAB matching shares that vested in February 2014 have been included since December 31, 2013 is the end of the three year performance period for these awards.

The total directors pay for 2013 for each of the executive directors was as follows:

Director	Basic Salary	All taxable benefits	Bonus Payments	Money and other assets receivable for periods of more than one financial year	All pension related benefits	Total
	£	£	£	£	£	£
Simon Segars	400,000	73,186	543,454	1,207,360	44,000	2,268,000
Tim Score	415,000	26,031	599,374	1,727,783	44,156	2,812,344
Mike Muller	285,000	14,940	403,718	1,193,633	32,148	1,929,439
Warren East (retired June 30, 2013) (1)	250,000	17,041	—	3,123,688	25,000	3,415,729
Mike Inglis (retired March 31, 2013) (1)	71,250	11,293	—	1,680,367	7,125	1,770,035
Total	1,421,250	142,491	1,546,546	8,932,831	152,429	12,195,547

(1)	These represent gains made by Warren East and Mike Inglis on LTIP and DAB matching shares on their retirements.

The total directors pay for 2012 for each of the executive directors was as follows:

Director	Basic Salary	All taxable benefits	Bonus Payments	Money and other assets receivable for periods of more than one financial year	All pension related benefits	Total
	£	£	£	£	£	£
Simon Segars	280,000	93,284	370,605	3,319,547	30,800	4,094,236
Tim Score	400,000	25,178	529,436	4,783,187	42,560	5,780,361
Mike Muller	275,000	15,087	349,428	3,276,928	31,020	3,947,463
Warren East	490,000	15,087	622,617	5,532,865	49,000	6,709,569
Mike Inglis	280,000	14,692	355,781	3,341,919	28,418	4,020,810
Tudor Brown (retired May 3, 2012)	77,586	9,741	—	1,380,904	10,167	1,478,398
Total	1,802,586	173,069	2,227,867	21,635,350	191,965	26,030,837

(1)	These represent gains made by Tudor Brown on LTIP and DAB matching shares on his retirement.

Directors’ Interests

Save as disclosed in “—Share Ownership” below none of the directors has any interest in the issued share capital of the Company which is required to be notified to the Company pursuant to the UK Listing Authority’s rules (LR 9.8.6R(1)).

SHARE OWNERSHIP

The following table sets forth, as of March 3, 2014, certain information as to the shares and outstanding options to subscribe for shares held by (i) each executive officer and director of the Company holding options and (ii) all executive officers and directors of the Company, as a group. As of March 3, 2014, there were 1,408,911,772 shares outstanding and options with respect to 376,891 underlying shares are exercisable and nil RSUs expected to vest within 60 days of March 3, 2014.

Name	Beneficial Ownership Number(2)	Beneficial Ownership Percentage	Number of Shares underlying options(1)	Weighted average exercise price (per Share)(1)	Exercise prices and Expiration dates
Sir John Buchanan	—	—	—	—	—
Stuart Chambers	10,000	less than 0.01%
Simon Segars	557,222	0.04%	—	—	—
Tim Score	864,824	0.06%	18,208	£0.854	(2)
Mike Muller	1,425,442	0.10%	—	—	—
Andy Green	—	—	—	—	—
Larry Hirst	—	—	—	—	—
Eric Meurice
Kathleen O’Donovan	—	—	—	—	—
Philip Rowley	40,000	less than 0.01%	—	—	—
Janice Roberts	—	—	—	—	—
All current directors and senior management as a group (11 persons)	2,897,488	0.21%	18,208	£0.854	—

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

(2)	Options to subscribe for 18,208 shares at £0.854 per share expire on January 31, 2015.

Share Option Schemes and Plans

The Company operates the following share option schemes and plans under which employees may acquire shares: the Deferred Annual Bonus Plan, the Employee Equity Plan and the U.S. Employee Stock Purchase Plan. For a description of these plans, see “—Board Practices—Incentive Arrangements” above.

Since 2006, the Company has issued Restricted Stock Units (RSUs) to employees, which are actual share awards on vesting rather than options to buy shares at a fixed exercise price.

The main RSU awards (to employees in all jurisdictions other than France) vest 25% on each anniversary over four years. RSU awards to our French employees vest 50% after two years, and then a further 25% after three and four years.

Additionally, the Company operates a Deferred Annual Bonus plan (DAB). Under the DAB, which is for directors and selected senior management within the Group, participants are required to defer 50% of any related annual bonus into shares on a compulsory basis. These shares will be deferred for three years, and then a matching award will be made depending on the achievement of an EPS performance condition over that time. This scheme will be replaced after the February 2014 grant and replaced with a cash only bonus. For details of the new scheme, see “Board Practises -Remuneration Policy”

The Company also operates the Long Term Incentive Plan (LTIP), also for directors and selected senior management, whereby share awards are made and vest depending on the Company’s TSR performance compared to two comparator groups over the three year performance period. Grants were made for the last time under this scheme in February 2013 and it will be replace by a new LTIP for 2014 grants onwards. For details of the new scheme, see “Board Practises - Remuneration Policy”

The Company also offers savings-related share option schemes (SAYE) for employees and executive directors of the Group. The number of options granted is related to the value of savings made by the employee. The period of savings is three or five years. The option price for grants is set at 80% of the market share price prior to the announcement of the grant, and the right to exercise normally only arises for a six-month period once the savings have been completed. The Company also operates a savings-related option scheme for employees in the US and India, namely the Employee Share Purchase Plan (ESPP). The number of options granted is related to the value of savings made by the employee. The period of savings is six months, with the option price being at 85% of the lower of the market share price at the beginning and end of the scheme.

During 2013, the Company operated the ARM Holdings plc Deferred Annual Bonus Plan (the “Deferred Annual Bonus Plan”), ARM Holdings plc Employee Equity Plan (the “Employee Equity Plan”), the ARM Holdings plc Savings Related Share Option Scheme (the “Save As You Earn Scheme” or “SAYE Scheme”), the Long Term Incentive Plan (“LTIP”) and the Employee Share Purchase Plan (ESPP).

In the past the Company also made awards under the ARM Holdings plc Executive Share Option Scheme (the “Executive Scheme”), the ARM Holdings plc Unapproved Share Option Scheme (the “Unapproved Scheme”), the ARM Holdings plc Unapproved Share Option Scheme French Operation (the “French Scheme”), the ARM Holdings plc Stock Option Plan (the “US Incentive Stock Option Scheme” or “US ISO Scheme”) and the ARM Holdings plc Savings Related Share Option Plan (the “Savings Related Plan”) (together, the “Schemes and Plans”). Following the adoption of the Deferred Annual Bonus Plan and the Employee Equity Plan at the 2006 AGM, awards are no longer made pursuant to the Executive Scheme, the Unapproved Scheme, the French Scheme and the US ISO Scheme, although existing grants of options under such schemes remain exercisable. See “—Board Practices—Incentive Arrangements” above. Upon the acquisition of Artisan in 2004, the Company assumed the share plans of Artisan, namely the 1993 Plan, the 1997 Plan, the 2000 Plan, the 2003 Plan, the Director Plan, the Executive Plan and the ND00 Plan. Following the acquisition of Artisan, the Artisan plans were closed to new grants. None of the benefits under the Schemes and Plans are pensionable. Options granted under the SAYE Scheme and the Savings Related Plan are at an option price equal to not less than 80% of the market value of the shares.

Details of the active Schemes and Plans are set out below.

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

Option price. Options are granted at an option price which is not less than 80% of the market value of the shares on the day before the date of invitation (or some other date agreed with HM Revenue and Customs) and, where shares are to be subscribed, their nominal value (if greater). Market value means a value for the shares agreed in advance with HM Revenue and Customs if the shares are not listed or, if they are listed, the middle market quotation on the immediately preceding business day, or the average of the middle market quotations over the three preceding business days.

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

Long-Term Incentive Plan

A Long-Term Incentive Plan was approved by shareholders at the 2003 Annual General Meeting. Conditional share awards held by directors are as follows:

Director	Performance period ending December 31	Award date	Market price at date of award £	As at January 1 Number	Conditional award Number	Vested* Number	Lapsed Number	As at December 31 Number		Vesting date
Simon Segars	2012	February 8, 2010	2.05	125,853	—	(125,853)	—	—		February 2013
	2013	February 8, 2011	6.11	43,863	—	—	—	43,863	**	February 2014
	2014	February 8, 2012	5.68	49,295	—	—	—	49,295		February 2015
	2015	February 8, 2013	9.245	—	32,449	—	—	32,449		February 2016
	2015	August 13, 2013	8.865	—	11,280	—	—	11,280		August 2016
				219,011	43,729	(125,853)	—	136,887
Tim Score	2012	February 8, 2010	2.05	180,487	—	(180,487)	—	—		February 2013
	2013	February 8, 2011	6.11	62,684	—	—	—	62,684	**	February 2014
	2014	February 8, 2012	5.68	70,422	—	—	—	70,422		February 2015
	2015	February 8, 2013	9.245	—	44,889	—	—	44,889		February 2016
				313,593	44,889	(180,487)	—	177,995
Mike Muller	2012	February 8, 2010	2.05	124,390	—	(124,390)	—	—		February 2013
	2013	February 8, 2011	6.11	43,372	—	—	—	43,372	**	February 2014
	2014	February 8, 2012	5.68	48,415	—	—	—	48,415		February 2015
	2015	February 8, 2013	9.245	—	30,827	—	—	30,827		February 2016
				216,177	30,827	(124,390)	—	122,614
Warren East	2012	February 8, 2010	2.05	209,756	—	(209,756)	—	—		February 2013
(retired June 30, 2013)	2013	February 8, 2011	6.11	77,741	—	(77,741)	—	—		February 2014
	2014	February 8, 2012	5.68	86,267	—	(83,109)	(3,158)	—		February 2015
	2015	February 8, 2013	9.245	—	54,083	—	(54,083)	—		February 2016
				373,764	54,083	(370,606)	(57,241)	—
Mike Inglis	2012	February 8, 2010	2.05	126,829	—	(126,829)	—	—		February 2013
(retired March 31, 2013)	2013	February 8, 2011	6.11	44,190	—	(44,190)	—	—		February 2014
	2014	February 8, 2012	5.68	49,295	—	(35,374)	(13,921)	—		February 2015

				220,314	—	(206,393)	(13,921)	—

*	The performance conditions applicable to the 2010 conditional awards were satisfied to the extent of 200% plus dividend shares as detailed below.

**	The performance conditions applicable to the 2011 conditional awards were satisfied to the extent of 183.7% plus dividend shares as detailed below.

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

The performance conditions applicable to the conditional awards granted on February 8, 2010 were satisfied in respect of the performance period ended December 31, 2012 to the extent of 200% plus dividend shares which vested on February 8, 2013, as follows:

Director	Conditional award Number	Vested award Number	Dividend shares Number	Total award Number	Market value at vesting £
Simon Segars	125,853	251,706	5,346	257,052	2,376,446
Tim Score	180,487	360,974	7,667	368,641	3,408,086
Mike Muller	126,826	253,658	5,388	259,046	2,394,880
Warren East (retired June 30, 2013)	209,756	419,512	8,911	428,423	3,960,771
Mike Inglis (retired March 31, 2013)	124,390	248,780	5,284	254,064	2,348,822
Total	767,315	1,534,630	32,596	1,567,226	14,489,005

The amount vested above represents the maximum award under the LTIP. This is based on the total shareholder return as calculated below:

Comparator group	ARM TSR percentile rank	Implied vesting
FTSE 350 index	99.4%	200%
FTSE All World Technology index	100.0%	200%
Overall		200%

The performance conditions applicable to the conditional awards granted on February 8, 2011 were satisfied in respect of the performance period ended December 31, 2013 to the extent of 183.7% plus dividend shares which vested on February 8, 2014, as follows:

Director	Conditional award Number	Vested award Number	Dividend shares Number	Total award Number	Market value at vesting £
Simon Segars	43,863	80,576	1,392	81,968	734,433
Tim Score	62,684	115,150	1,989	117,139	1,049,565
Mike Muller	43,372	79,674	1,376	81,050	726,208
Total	149,919	275,400	4,757	280,157	2,510,206

The amount vested above is based on the total shareholder return as calculated below:

Comparator group	ARM TSR percentile rank	Implied vesting
FTSE 350 index	81.3%	167.4%
FTSE All World Technology index	90.0%	200.0%
Overall		183.7%

In accordance with the rules of the LTIP, on his retirement on March 31, 2013, Mike Inglis received the following shares under the Plan calculated on a pro rata basis and reflecting the extent to which the performance conditions were satisfied at that date:

Grant	Conditional award Number	Vested award Number	Dividend shares Number	Total award Number	Market value at vesting £
February 8, 2011	44,190	52,683	—	52,683	551,064
February 8, 2012	49,295	35,375	—	35,374	370,012
Total	93,485	88,057	—	88,057	921,076

In accordance with the rules of the LTIP, on his retirement on June 30, 2013, Warren received the following shares under the Plan calculated on a pro rata basis and reflecting the extent to which the performance conditions were satisfied at that date:

Grant	Conditional award Number	Vested award Number	Dividend shares Number	Total award Number	Market value at vesting £
February 8, 2011	77,741	122,434	—	122,434	1,085,377
February 8, 2012	86,267	83,109	—	83,109	736,761
Total	164,008	205,543	—	205,543	1,822,138

The following conditional awards over ordinary shares were made under the LTIP on February 8, 2014:Simon Segars 107,770; Tim Score 89,449 and Mike Muller 61,429; The mid-market closing price of an ordinary share on February 7, 2014 being the business day prior to the date of these conditional awards was 896 pence.

The Deferred Annual Bonus Plan

As described above, there is compulsory deferral of 50% of the annual bonus earned by executive directors in the year. The emoluments detailed below include the full bonus earned for 2013, although only half has been settled in cash and the deferred elements will be settled in shares after three years.

The total number of deferred shares held under the deferred annual bonus plan by the directors following confirmation of the 2013 bonus is:

Director	Shares deferred as part of the 2011 bonus Number	Shares deferred as part of the 2012 bonus Number	Shares deferred as part of the 2013 bonus Number	Total awards Number
Simon Segars	35,387	20,045	30,327	85,759
Tim Score	50,572	28,637	33,447	112,656
Mike Muller	34,991	18,900	22,501	76,392
Total	120,950	67,582	86,275	274,807

The performance conditions applicable to the matching awards relating to the deferred elements of the annual bonus for 2010 were satisfied to the extent of 200% matching shares plus dividend shares which vested on February 8, 2014, as follows:

Director	Shares deferred as part of the 2010 bonus Number	Matching Shares Number	Dividend shares Number	Total award Number
Simon Segars	26,391	52,782	456	79,629
Tim Score	37,847	75,694	654	114,195
Mike Muller	26,084	52,168	451	78,703
Total	90,322	180,644	1,561	272,527

The market value of an ARM share on the date of vesting was 896 pence. The matching shares vesting represent the maximum award under the DAB Plan. This award is based on an EPS growth rate before inflation of 120% compared with a target growth rate of CPI plus 12% per annum on average for the three years making up the performance period.

In accordance with the rules of the DAB  Plan, on his retirement on 31 March 2013, Mike Inglis received the following shares calculated on a pro-rata basis and reflecting the extent to which the performance conditions were satisfied at that date:

Grant	Shares deferred as part of the bonus Number	Matching shares Number	Matching shares value £	Total award Number
2011	26,595	39,831	416,632	66,426
2012	35,651	29,629	309,919	65,280
2013	19,244	3,130	32,740	22,374
Total	81,490	72,590	759,291	154,080

In accordance with the rules of the DAB  Plan, on his retirement on 1 July 2013, Warren East received the following shares calculated on a pro-rata basis and reflecting the extent to which the performance conditions were satisfied at that date:

Grant	Shares deferred as part of the bonus Number	Matching shares Number	Matching shares value £	Total award Number
2011	43,985	73,186	648,794	117,171
2012	62,720	62,550	554,506	125,270
2013	33,677	11,083	98,251	44,760
Total	140,382	146,819	1,301,550	287,201

Except as described above, there have been no changes in directors’ interests under the Company’s equity schemes since the end of the 2013 financial year up to the date of approval of the Remuneration report.

The Company’s register of directors’ interests contains full details of directors’ shareholdings and options to subscribe and conditional awards under the LTIP.

Amendments to the Schemes and Plans

The directors may amend the Schemes and Plans, except that any amendment relating to the identity of option holders, the limitations on their benefits, the number of shares which may be issued under the Schemes and Plans, the basis for determining an option holder’s entitlement to shares (other than provided for in accordance with the rules) or the adjustment of rights for option holders in the event of a variation in share capital may not be made to the advantage of option holders without prior approval of the shareholders of the Company in general meeting, except for minor amendments relating to tax and administrative matters. Amendments to the Executive Scheme and the SAYE Scheme are subject to the prior approval of HM Revenue and Customs, while they are to retain their approved status.

Limits

In any five-year period, not more than 10% of the issued ordinary share capital of the Company may in aggregate be issued or issuable under the Schemes and Plans and any other employee share schemes or plans operated by the Company. Shares issued to satisfy options granted under the Artisan Plans are excluded from this 10% limit.

EMPLOYEES

At December 31, 2013, the Company had 2,833 full-time employees, including 1,187 in the United Kingdom, 116 in France, 30 in Germany, 116 in Norway, 71 in Sweden, 11 in Finland, 5 in Slovenia, 3 in Israel, 2 in Belgium, 668 in the United States where Simon Segars is President of ARM, Inc., 26 in Japan, 16 in South Korea, where Young Sub Kim is president of ARM Korea Limited, 33 in Taiwan, 154 in P.R. China where Allen Wu is President of ARM Consulting (Shanghai) Co. Ltd, and 395 in India where Guru Ganesan is Managing Director of ARM Embedded Technologies Pvt. Limited.

The table below sets forth the number of Company employees by function and by location at year end for the periods indicated:

	At December 31,
	2011	2012	2013
Total	2,116	2,392	2,833
Function
Research and Development	1,459	1,652	1,987
Marketing and Sales	359	400	447
Finance and Administration	298	340	399
Location
Europe	1,116	1,289	1,541
United States	555	583	668
Far East and India	445	520	624

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

Item 7.  Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth certain information as at March 3, 2014, with respect to each person who is known by the Company to be the beneficial owner of more than 3% of outstanding shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. As at March 3, 2014 the number of our shares held in the US in the form of ordinary shares or ADSs amounts to approximately half of our total outstanding share capital. We believe that the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The shareholders listed below have the same voting rights as our other shareholders. As far as the Company is aware, it is neither directly nor indirectly owned or controlled by one or more corporations or by any government.

As at March 3, 2014, which is the most recent practicable date prior to the date of this annual report, except as noted below, we are not aware of:

•	any arrangements that might lead to a change in control of our business;

•	any person who is interested in 3% or more of our capital; or

•	any person who can, will or could directly or indirectly, jointly or severally, exercise control over us.

Beneficial owners (March 3, 2014)	Shares Beneficially Owned (Number)	Percent
Baillie Gifford & Co	70,530,313	5.05
Thornburg Investment Management	65,856,520	5.01
Fidelity Management and Research Corporation	67,972,760	4.92
The Capital Group Companies, Inc.	58,256,483	4.16
Janus Capital Corporation	42,639,790	3.05

Beneficial owners (February 25, 2013)	Shares Beneficially Owned (Number)	Percent
The Capital Group Companies, Inc.	95,690,311	6.95
BlackRock, Inc.	69,206,509	5.01
Fidelity Management and Research Corporation	68,672,912	4.99
Thornburg Investment Management	65,856,520	5.01
Legal & General Investment Management	49,884,833	3.80
Janus Capital Corporation	48,594,165	3.61

Beneficial owners (February 27, 2012)	Shares Beneficially Owned (Number)	Percent
Capital Research and Management Company	81,238,500	6.00
Fidelity Management and Research Corporation	66,018,481	5.01
Thornburg Investment Management	65,856,520	5.00
Legal & General Investment Management	49,884,833	3.80
Janus Capital Management	48,594,165	3.61

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2013, the Company incurred subscription costs of £7.0 million (2012: nil) from Linaro Limited, an associated company, representing ARM’s committed aggregate contributions to Linaro for a period of two years. In respect of the subscription fees, the Group was invoiced £4.3 million during the year to December 31, 2013 (2012: £4.2 million). As at December 31, 2013, £1.0 million (2012: £1.0 million) was owing to Linaro.

In addition, the Company provided consulting and other services to Linaro amounting to £1.6 million (2012: £1.7 million). All fees have been charged in accordance with the terms of the agreement. As at December 31, 2013, £0.3 million (2012: £1.0 million) was owed to the Company.

There were no other related party transactions during 2013 which require disclosure.

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

DIVIDEND DISTRIBUTION POLICY

The directors recommend payment of a final dividend in respect of 2013 of 3.6 pence per share which, taken together with the interim dividend of 2.10 pence per share paid in October 2013, gives a total dividend in respect of 2013 of 5.70 pence per share, an increase of 27% over 4.50 pence per share in 2012 following a 29% increase from 3.48 pence in 2011. Subject to shareholder approval at the AGM on May 1, 2014, the final dividend will be paid on May 16, 2014 to shareholders on the register on April 22, 2014.

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

The following table sets forth, for the periods indicated, the high and low closing prices of the ordinary shares reported on the London Stock Exchange:

	Price per share (£)
	High	Low
Annual prices:
2009	1.78	0.81
2010	4.40	1.84
2011	6.51	4.38
2012	7.83	4.69
2013	11.10	7.59

Quarterly prices:
2012:
First Quarter	6.13	5.36
Second Quarter	6.11	4.70
Third Quarter	5.89	4.69
Fourth Quarter	7.83	5.77
2013:
First Quarter	9.72	7.68
Second Quarter	10.97	7.59
Third Quarter	10.10	8.06
Fourth Quarter	11.10	9.24
2014:
First Quarter (through March 3, 2014)	10.95	8.75

Monthly prices:
September 2013	10.10	8.75
October 2013	10.39	9.46
November 2013	10.18	9.24
December 2013	11.10	9.72
January 2014	10.95	9.35
February 2014	10.10	8.75
March 2014 (through March 3, 2014)	9.86	9.86

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

	Price per ADS (£)
	High	Low
Annual prices:
2009	8.65	3.44
2010	20.75	8.85
2011	31.63	20.86
2012	38.32	21.70
2013	54.83	35.17

Quarterly prices:
2012:
First Quarter	28.88	25.37
Second Quarter	29.01	22.10
Third Quarter	28.72	21.70
Fourth Quarter	38.32	27.66
2013:
First Quarter	44.21	38.45
Second Quarter	50.11	35.17
Third Quarter	49.05	36.41
Fourth Quarter	54.83	44.72
2014
First Quarter (through March 3, 2014)	54.01	43.80

Monthly prices:
September 2013	49.05	41.37
October 2013	51.78	45.83
November 2013	49.90	44.72
December 2013	54.83	47.64
January 2014	54.01	46.07
February 2014	50.20	43.80
March 2014 (through March 3, 2014)	49.26	49.26

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

Independent Directors

Nasdaq listing standards require that a majority of the company's board of directors be comprised of independent directors. The UK Corporate Governance Code 2012 requires that at least half the Board excluding the Chairman should comprise independent non-executive directors and the Board currently comprises three executive directors, seven independent non-executive directors and the Chairman. In accordance with the Combined Code, the Chairman of the Board of Directors is not considered independent although he was regarded as independent at the time of his appointment.

The Board has considered the overall balance between executive and non-executive directors and believes that the number of executive directors is fully justified by the contribution made by each of them.

Nomination of Directors. Nasdaq listing standards require that nominees to a company’s board of directors be selected, or recommended for the board’s selection, either by a majority of the company’s independent directors or by a nomination committee comprised solely of independent directors. The nomination committee leads the process for board appointments and makes recommendations to the board in relation to new appointments of executive and non-executive directors and on succession planning, board composition and balance. It is chaired by Stuart Chambers, Chairman of the Board of Directors, and the other members are Kathleen O’Donovan, Andy Green and Philip Rowley.

Shareholder Approval

Stock option plans. Nasdaq listing standards require listed companies to obtain shareholder approval before a stock option or purchase plan is established or materially amended or other equity compensation arrangement is made pursuant to which stock may be acquired by officers, directors, employees or consultants of the Company, subject to certain exceptions. The Company’s directors may amend the Schemes and Plans, except that any amendment relating to the identity of option holders, the limitations on their benefits, the number of shares which may be issued under the Schemes and Plans, the basis for determining an option holder’s entitlement to shares (other than provided for in accordance with the rules) or the adjustment of rights for option holders in the event of a variation in share capital may not be made to the advantage of option holders without prior approval of the shareholders of the Company in general meeting, except for minor amendments relating to tax and administrative matters. Amendments to the UK Approved Executive Scheme and the SAYE Scheme are subject to the prior approval of the HM Revenue and Customs, while they are to retain their approved status.

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

Shareholder Meetings

An Annual General Meeting of shareholders must be held once in every year (within the period of six months after the end of the Company’s financial year). The Board of Directors may convene an Extraordinary General Meeting of shareholders whenever they think fit. General meetings may be held at such time and place as may be determined by the Board of Directors. An Annual General Meeting may be convened on at least 21 days’ written notice to shareholders entitled to receive notices. Following the passing of a special resolution at the 2013 AGM, an Extraordinary General Meeting for any purpose can be convened on 14 days’ written notice. The Company may determine that only those persons entered on the register at the close of business on a day determined by the Company, such day being no more than 21 days before the day the notice of the meeting is sent, shall be entitled to receive such a notice. Three shareholders must be present in person or by proxy to constitute a quorum for all purposes at general meetings.

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

Voting at any general meeting is by a show of hands or by poll. A poll is required for any special resolution which is proposed. A poll may be demanded by (i) the chairman of the meeting, (ii) not less than five shareholders present in person or by proxy and entitled to vote, (iii) any shareholder or shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at such meeting or (iv) any shareholder or shareholders present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right. Where a poll is not demanded, the interests of beneficial owners of shares who hold through a nominee, such as a holder of an ADR, may not be reflected in votes cast on a show of hands if such nominee does not attend the meeting or receives conflicting voting instructions from different beneficial owners for whom it holds as nominee. A nominee such as a depositary is able to appoint any ADR holder as its proxy in respect of the ADR holders’ underlying ordinary shares. Since under English law voting rights are only conferred on registered holders of shares, a person holding through a nominee may not directly demand a poll unless such person has been appointed as the nominee’s proxy with respect to the relevant meeting. In line with UK corporate governance best practice, all resolutions set out in the Circular and Notice of the 2014 Annual General Meeting will be decided on a poll.

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

Subject to the restrictions summarized below and to the passing of a resolution to renew the directors’ authority to allot at the 2014 AGM, the directors will be generally and unconditionally authorized for the purpose of Section 551 of the UK Companies Act 2006 to exercise all or any powers of the Company to allot relevant securities (within the meaning of that Section) up to an aggregate nominal amount of £232,470 (i.e., a total of 464,940,884 shares). In addition to this general authority to allot relevant securities, in connection with a rights issue by the Company, the directors will also be authorized to allot an additional aggregate nominal amount of relevant securities of up to £35,222 i.e., a total of 70,445,588 shares). Both allotment authorities will continue for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) on the earlier of the end of the AGM of the Company held in 2015 or June 30, 2015 (on terms that, during such period, the Company may make an offer or agreement which would or might require relevant securities to be allotted after the expiry of such period).

Subject to the passing of a resolution at the 2014 AGM, the directors will be empowered pursuant to Section 561 of the UK Companies Act 2006 to allot equity securities (within the meaning of Section 560(1) of the UK Companies Act 2006) for cash pursuant to the authorities described above as if Section 561 of the UK Companies Act 2006 did not apply to any such allotment (on terms that the Company may make an offer or agreement which would or might require equity securities to be allotted after the expiry of such authority), such power to be limited to (a) allotments of equity securities up to an aggregate nominal amount equal to 33% of the issued share capital of the Company in connection with an offer of such securities open for acceptance for a period fixed by the directors to holders of shares on the register on the record date fixed by the directors in proportion to their prospective holdings, but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognized regulatory body or any stock exchange, in any territory; (b) allotments of equity securities up to a further aggregate nominal amount equal to 33% of the issued share capital of the Company in connection with an offer to holders of shares in proportion (as nearly as may be practicable) to their existing holdings to subscribe further securities by means of the issue of a renounceable letter (or other negotiable document) which may be traded for a period before payment for the securities is due, but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to treasury shares, fractional entitlements, record dates or legal, regulatory or practical problems in, or under the laws of, any territory; and (c) allotments (otherwise than as described in (a) or (b) above) of equity securities for cash up to an aggregate nominal amount equal to 5% of the issued share capital of the Company.

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

The following resolution was passed at the 2013 AGM:

That the Company be and is hereby unconditionally and generally authorized for the purpose of Section 701 of the UK Companies Act 2006 to make market purchases (as defined in Section 701 of that Act) of ordinary shares of 0.05 pence each in the capital of the Company provided that:

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

The following resolution is proposed for approval by shareholders at the 2014 AGM:

That the Company be and is hereby unconditionally and generally authorized for the purpose of Section 693 of the UK Companies Act 2006 to make market purchases (as defined in Section 693 of that Act) of ordinary shares of 0.05 pence each in the capital of the Company provided that:

(a)	the maximum number of shares which may be purchased is 140,891,000;

(b)	the minimum price which may be paid for each share is 0.05 pence;

(c)
the maximum price (excluding expenses) which may be paid for any ordinary share is an amount equal to 105% of the average of the closing mid market price of the Company’s ordinary shares as derived from the Daily Official List of the London Stock Exchange plc for the five business days immediately preceding the day on which such share is contracted to be purchased; and

(d)
this authority shall expire at the conclusion of the AGM of the Company held in 2015 or, if earlier, on June 30, 2015 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

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

The service contracts for each of Mr. Muller, Mr. Score and Mr. Segars, all of whom served as directors during the financial year, are as described above. Mr. Muller’s contract is dated January 31, 1996, Mr. Score’s contract is dated March 1, 2002 and Mr. Segars’ contract is dated January 4, 2005.

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

Except where expressly stated otherwise, this discussion does not address the tax consequences to a US Holder (i) that is resident in the United Kingdom for UK tax purposes or that is subject to UK taxation by virtue of carrying on a trade, profession or vocation in the United Kingdom, (ii) to whom, in the case of an individual, “split gear” treatment applies for UK tax purposes, or (iii) that is a person which alone or together with one or more associated person owns, directly or indirectly, 10% or more of the voting stock of the Company. This discussion is not exhaustive of all possible tax considerations that may be relevant in the particular circumstances of each US Holder, including alternative minimum tax consequences and the potential application of the provisions of the US Internal Revenue Code known as the Medicare contribution tax. In addition, it does not address all tax considerations that may be relevant to all categories of holders, some of whom may be subject to special rules, such as (i) certain financial institutions, (ii) insurance companies, (iii) dealers and traders in securities or foreign currencies, (iv) persons holding shares or ADSs as part of a hedge, straddle, conversion transaction or other integrated transaction, (v) persons whose functional currency for US federal income tax purposes is not the US dollar, (vi) partnerships or other entities classified as partnerships for US federal income tax purposes, (vii) tax-exempt organizations, or (viii) persons who acquired shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation or in connection with an employment. Shareholders and ADS holders are advised to satisfy themselves as to the tax consequences, including the consequences under foreign, US federal, state and local laws applicable in their own particular circumstances, of the acquisition, ownership and disposition of shares or ADSs by consulting their tax advisers.

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

The US Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the shares underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by US holders of American depositary shares. Such actions would also be inconsistent with the claiming of the favorable tax rates, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the availability of the favorable tax rates for dividends received by certain non-corporate US Holders, as described below, could be affected by actions taken by parties to whom the American depositary shares are pre-released or such intermediaries.

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

Taxation of Capital Gains

Subject to the comments set out below in relation to temporary non-residents, a US Holder not resident in the UK will not ordinarily be liable for United Kingdom taxation on capital gains realized on the disposition of such US Holder’s shares or ADSs. However, if in the case of a corporate US Holder, such US Holder carries on a trade in the United Kingdom through a permanent establishment or, in the case of any other US Holder, such US Holder carries on a trade, profession or vocation in the United Kingdom through a branch or agency and such shares or ADSs are, or have been, used, held or acquired by or for the purposes of such trade (or profession or vocation), permanent establishment, branch or agency, such US Holder may, depending on the circumstances, be liable for UK tax on a gain realized on disposal of such holder’s shares or ADSs.

An individual US Holder who has ceased to be resident for UK tax purposes in the United Kingdom for a period of five years or less of assessment and who disposes of shares or ADSs during that period may, for the year of assessment when that individual returns to the United Kingdom, be liable to UK tax on gains arising during the period of absence, subject to any available exemption or relief.

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

PFIC Rules

The Company believes that it was not a PFIC for US federal income tax purposes for the year ended December 31, 2013. However, since PFIC status depends upon the composition of the Company’s income and assets and the market value of its assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time, which may be determined based upon the market value of its shares, which will vary over time and may be especially volatile in a technology-related enterprise such as the Company, there can be no assurance that the Company will not be a PFIC for any taxable year. If the Company were a PFIC for any taxable year during which a US Holder held shares or ADSs, certain adverse consequences could apply to the US Holder.

If the Company were a PFIC for any taxable year during a US Holder’s holding period for the shares or ADSs, gain recognized by such US Holder on a sale or other disposition of the shares or ADSs would be allocated ratably over the US Holder’s holding period for the shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate for that taxable year, and an interest charge would be imposed on the tax attributable to the allocated amount. Further, any distribution in respect of ADSs or shares in excess of 125% of the average of the annual distributions on ADSs or shares received by the US Holder during the preceding three years or the US Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner. Certain elections may be available to US persons that would result in alternative treatments (such as a mark-to-market treatment) of the shares or ADSs. If a US Holder owns shares or ADSs during the year in which the Company is a PFIC, the holder generally must file annual reports containing such information as the US Treasury may require on IRS Form 8621 (or any successor form) with respect to the Company, generally with the holder’s federal income tax return for that year. US Holders should consult their tax advisers to determine whether any such elections would be available and, if so, what the consequences of the alternative treatments would be in those holders’ particular circumstances.

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

UK Estate and Gift Tax

Subject to the discussion of the Estate Tax Treaty in the next paragraph, shares or ADSs beneficially owned by an individual may, depending on the circumstances, be subject to UK inheritance tax on the death of the individual or, in certain circumstances, if the shares or ADSs are the subject of a gift (including a transfer at less than full market value) by such individual. Inheritance tax is not generally chargeable on gifts to individuals or to certain types of settlement made more than seven years before the death of the donor. Special rules apply to shares or ADSs held in a settlement.

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

UK Stamp Duty and Stamp Duty Reserve Tax

Transfers of ADRs are usually effected without recourse to a stampable document and, in any event, are generally executed outside the United Kingdom. For that reason, UK stamp duty is not in practice generally payable on the acquisition or subsequent transfer of an ADR. The acquisition or transfer of an ADR is also not subject to stamp duty reserve tax (“SDRT”).

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

US Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain US-related financial intermediaries generally are subject to information reporting and backup withholding unless (i) they are received by a corporation or other exempt recipient or (ii) in the case of backup withholding, the recipient provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

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

The Company seeks to use currency exchange contracts and currency options to manage the US dollar/sterling risk as appropriate, by monitoring the timing and value of anticipated US dollar receipts (which tend to arise from low-volume, high-value license deals and royalty receipts) in comparison with its requirement to settle certain expenses in US dollars. The fair values of the financial instruments outstanding at December 31, 2011, 2012 and 2013 are disclosed in Notes 17 to the Consolidated Financial Statements. The settlement period of the forward contracts outstanding at December 31, 2013 was between January 8, 2014 and July 15, 2015. The settlement period of the option contracts outstanding at December 31, 2013 was between January 21, 2014 and December 31, 2014.

During the fiscal year, the Company was exposed to foreign currency exchange risk inherent in its sales commitments, anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than sterling. ARM transacts business in approximately nine foreign currencies worldwide, of which the most significant to the Company’s operations were the US dollar, the Indian Rupee, the Euro and the Japanese Yen for 2013. Generally, the Company is a net receiver of US dollars, and therefore benefits from a weaker sterling and is adversely affected by a stronger sterling relative to the dollar. It is a net payer of other foreign currencies but at a significantly lower level than the US dollar receivables. The Company has performed a sensitivity analysis at December 31, 2013, 2012 and 2011, using a modeling technique that measures the changes in the fair values arising from a hypothetical 10% adverse movement in the levels of foreign currency exchange rates relative to sterling with all other variables held constant. The analysis covers all of the Company’s foreign currency contracts offset by the underlying exposures. The foreign currency exchange rates used were based on market rates in effect at December 31, 2013, 2012 and 2011. The sensitivity analysis indicated that a hypothetical 10% adverse movement in foreign currency exchange rates would result in a loss in the fair values of ARM’s foreign exchange derivative financial instruments, net of exposures, of £9.5 million at December 31, 2013 (2012: £12.1 million; 2011: £4.7 million).

INTEREST RATE RISK

At December 31, 2013, the Company had £713.7 million (2012: £523.6 million) of interest-bearing assets. At December 31, 2013, 93% (2012: 91%) of interest-bearing assets, comprising cash equivalents; short-term and long-term deposits and short-term marketable securities were at fixed rates and are therefore exposed to fair value interest rate risk. Floating rate cash earns interest based on relevant national LIBID equivalents and is therefore exposed to cash flow interest rate risk.

Other financial assets, such as available-for-sale investments, are not directly exposed to interest rate risk.

A 1% (100 basis points) decrease in the average interest rate during the year would have reduced interest income by approximately £5.8 million (2012: £5.3 million; 2011: £3.4 million) and profit after tax by £4.6 million (2012: £4.0 million; 2011: £2.6 million).

During 2012, the Company entered into a number of lease agreements for IT equipment which have been classified as finance leases. Furthermore, the Company entered into a three-month fixed-rate debt facility for $160 million to facilitate the purchase of some IP assets. This facility was fully settled by December 31, 2012. The Company had no borrowings during 2013.

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

Fees and charges payable by the depositary

In August 2011, the Company received $0.5 million from the depositary. In June 2012, the Company received $0.3 million from the depositary and in March 2013 received $0.8 million. These amounts were for continuing annual stock exchange listing fees, standard out-of pocket maintenance costs for the ADRs (for expenses relating to postage and envelopes for mailing annual reports and proxy materials, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, facsimile and telephone calls), and legal fees. In addition, the 2010 payments included $50,000 and $100,000, respectively, for the achievement by the Company of certain performance indicators relating to the ADR facility and in 2011, the Company received a further $0.1 million for achieving these performance indicators.

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

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures

Disclosure controls and procedures. As of December 31, 2013, the Company, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures. The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective as of December 31, 2013 to provide reasonable assurance that the information required to be disclosed by the Company in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time specified in the rules and forms of the SEC and is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

The Company’s management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control-Integrated Framework 1992 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2013.

The Company’s independent auditors, PricewaterhouseCoopers LLP, which have audited the consolidated financial statements of the Company for the fiscal year ended December 31, 2013, have also assessed the effectiveness of the Company’s internal controls over financial reporting; their report is included herein.

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

Item 16C.  Principal Accountant Fees and Services

	2013	2012	2011
	£’000	£’000	£’000
Fees payable to the Company’s auditor and its associates for the audit of the Company Audit Fees	0.3	0.3	0.3
Fees payable to the Company’s auditor and its associates for other services:
The audit of the Company’s subsidiaries	0.2	0.2	0.2
Audit-related assurance services (services pursuant to Section 404 of the Sarbanes-Oxley Act)	0.3	0.3	0.2
Other assurance services	0.1	0.1	0.1
Tax advisory services	0.1	0.2	0.1
Tax compliance services	—	0.1	0.1
All other non-audit services (1)	0.1	0.1	0.1

(1)	All other non-audit services consist primarily of fees for the performance of royalty audits.

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

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Board intends to undertake a limited share buyback program to maintain a flat share-count over time. No share buybacks were made in 2011, 2012 or 2013.

Item 16F.  Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.  Corporate Governance

Please refer to “Item 10. Additional Information—Corporate Governance”.

Item 16H.  Mine Safety Disclosure

Not applicable.

PART III

Item 17.  Financial Statements

The Company has responded to Item 18 in lieu of this item.

Item 18.  Financial Statements

The following financial statements, together with the report of PricewaterhouseCoopers LLP thereon, are filed as part of this Form 20-F.

Item 19.  Exhibits

*****1.1	Articles of Association of ARM Holdings plc.
*4.1	Executive Service Agreement between Advanced Risc Machines Limited and Michael Peter Muller, dated January 31, 1996.
**4.2	Executive Service Agreement between ARM Limited and Tim Score, dated March 1, 2002.
****4.3	Executive Service Agreement between ARM Limited and Simon Segars, dated January 4, 2005.
***4.4	ARM Holdings plc Employee Equity Plan.
***4.5	ARM Holdings plc Deferred Annual Bonus Plan.
***4.6	ARM Holdings plc U.S. Employee Stock Purchase Plan.
8.1	List of significant subsidiaries.
12.1	CEO certification required by Rule 13a-14(a).
12.2	CFO certification required by Rule 13a-14(a).
13.1	Certification required by Rule 13a-14(b).
15.1	Consent of the Independent Registered Public Accounting firm.

*	Previously filed with the Securities and Exchange Commission as part of the annual report on Form 20-F as filed on June 15, 2001 and incorporated herein by reference.

**	Previously filed with the Securities and Exchange Commission as part of the annual report on Form 20-F as filed on June 23, 2003 and incorporated herein by reference.

***	Previously filed with the Securities and Exchange Commission as part of the registration statement on Form S-8 on May 8, 2006 and incorporated herein by reference.

****	Previously filed with the Securities and Exchange Commission as part of the annual report on Form 20-F as filed on May 23, 2006 and incorporated herein by reference.

*****	Previously filed with the Securities and Exchange Commission as part of the annual report on Form 20-F as filed on March 4, 2011 and incorporated herein by reference.

SIGNATURE

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARM Holdings plc

By:	/s/ Tim Score
	Name:	Tim Score
	Title:	Chief Financial Officer

Dated: March 6, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ARM Holdings plc

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements and consolidated statements of changes in shareholders’ equity present fairly, in all material respects, the financial position of ARM Holdings plc and its subsidiaries at December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework 1992 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s report on internal control over financial reporting included under Item 15 of the Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

By:	/s/ PricewaterhouseCoopers LLP
	Name:	PricewaterhouseCoopers LLP London United Kingdom March 5, 2014

Consolidated Income Statement
for the Year Ended December 31

	Note	2011 £ million		2012 £ million		2013 £ million
Revenues	2	491.8		576.9		714.6

Cost of revenues		(27.7)		(31.9)		(39.3)
Gross profit		464.1		545.0		675.3
Operating expenses
Research and development		(158.6)		(166.3)		(202.9)
Sales and marketing		(72.6)		(72.9)		(89.4)
General and administrative		(84.0)		(97.7)		(128.2)
Total operating expenses before exceptional items		(315.2)		(336.9)		(420.5)
Exceptional items	6	—		—		(101.3)
Total operating expenses after exceptional items		(315.2)		(336.9)		(521.8)
Profit from operations		148.9		208.1		153.5
Investment income		8.0		13.9		13.3
Interest payable and similar charges		—		(0.3)		(0.2)
Share of results in joint venture	26	—		(0.7)		(4.0)
Profit before tax	2, 5	156.9		221.0		162.6
Tax (including £8.6 million in respect of exceptional items)	7	(44.3)		(60.3)		(57.8)
Profit for the year	2	112.6		160.7		104.8
Earnings per share
Basic and diluted earnings		112.6		160.7		104.8
Number of shares (millions)
Basic weighted average number of shares		1,345.0		1,375.1		1,396.4
Effect of dilutive securities: Employee incentive schemes		31.0		20.7		15.4
Diluted weighted average number of shares		1,376.0		1,395.8		1,411.8
Basic EPS		8.4	p	11.7	p	7.5	p
Diluted EPS		8.2	p	11.5	p	7.4	p

The accompanying notes are an integral part of the financial statements. Details of dividends paid and proposed are in note 8 and 25 of the financial statements respectively.

Consolidated Statements of Comprehensive Income
for the Year Ended December 31

	Note	2011 £ million	2012 £ million	2013 £ million
Profit for the year		112.6	160.7	104.8
Other comprehensive income:
Unrealized holding gain/(loss) on available-for-sale financial assets (net of tax of £0.1 million; 2011: £0.1 million; 2010: £nil) (1)	11	0.3	(0.3)	—
Currency translation adjustment (1)		1.2	(26.8)	(17.9)
Other comprehensive income/(loss) for the year		1.5	(27.1)	(17.9)
Total comprehensive income for the year		114.1	133.6	86.9

(1)	These items may be reclassified to the income statement if certain conditions are met.

The accompanying notes are an integral part of the financial statements.

Consolidated Balance Sheet
At December 31

	Note	2012 £ million	2013 £ million
Assets
Current assets:
Cash and cash equivalents	17	46.3	43.8
Short-term deposits	17	340.0	544.1
Fair value of currency exchange contracts	17	1.4	5.1
Accounts receivable	9	124.5	136.2
Available-for-sale financial assets	11,17	—	1.2
Prepaid expenses and other assets	10	135.6	39.8
Current tax assets		13.9	6.9
Inventories		2.3	3.0
Total current assets		664.0	780.1
Non-current assets:
Long-term deposits	17	141.3	125.6
Loans and receivables	17	2.1	3.0
Available-for-sale financial assets	11, 17	13.8	13.9
Investment in joint venture	26	6.8	6.5
Prepaid expenses and other assets	10	2.0	1.6
Property, plant and equipment	12	36.1	33.6
Goodwill	13	519.4	525.9
Other intangible assets	14	11.2	82.9
Deferred tax assets	7	70.1	65.3
Total non-current assets		802.8	858.3
Total assets		1,466.8	1,638.4
Liabilities
Current liabilities:
Accounts payable	17	5.9	7.0
Embedded derivatives	17	2.5	7.0
Accrued and other liabilities	15	79.3	88.1
Finance lease liabilities	16	2.9	2.7
Current tax liabilities		16.6	18.8
Deferred revenue		126.4	156.7
Total current liabilities		233.6	280.3
Non-current liabilities:
Accrued and other liabilities	15	—	2.6
Finance lease liabilities	16	2.9	1.5
Deferred tax liabilities	7	—	0.1
Deferred revenue		24.2	42.5
Total non-current liabilities		27.1	46.7
Total liabilities		260.7	327.0
Net assets		1,206.1	1,311.4
Capital and reserves attributable to owners of the Company
Share capital	18	0.7	0.7
Share premium account		12.2	18.1
Capital reserve		354.3	354.3
Share option reserve		61.4	61.4
Retained earnings		703.3	820.6
Cumulative translation adjustment		74.2	56.3
Total equity		1,206.1	1,311.4

The accompanying notes are an integral part of the financial statements.

Consolidated Cash Flow Statement
for the Year Ended December 31

	Note	2011 £ million	2012 £ million	2013 £ million
Profit before tax		156.9	221.0	162.6
Investment income, net of interest payable and similar charges		(8.0)	(13.6)	(13.1)
Share of results in joint venture		—	0.7	4.0
Profit from operations		148.9	208.1	153.5
Adjustments for:
Depreciation and amortization of property, plant and equipment and intangible assets		13.2	17.4	28.0
Compensation charge in respect of share-based payments		40.5	37.1	59.2
Provision for impairment of available-for-sale assets (including non-cash exceptional item of £59.5 million)		1.6	1.4	66.3
Loss/(profit) on disposal of available-for-sale financial assets		0.1	(0.8)	(3.3)
Loss on disposal of property, plant and equipment		—	—	0.6
Provision for doubtful debts		—	0.4	4.0
Non-cash foreign currency gains		(2.2)	(0.7)	(3.6)
Movement in fair value of currency exchange contracts		1.3	(2.9)	(3.7)
Movement in fair value of embedded derivatives		1.2	3.7	4.4
Changes in working capital
Accounts receivable		(13.4)	(5.7)	(19.8)
Inventories		(0.6)	0.1	(0.7)
Prepaid expenses and other assets (1)		(12.3)	(1.1)	(8.8)
Accounts payable		4.3	(2.8)	1.1
Deferred revenue		23.3	37.3	53.1
Accrued and other liabilities		10.2	(4.8)	8.3
Cash generated by operations before tax		216.1	286.7	338.6
Income taxes paid		(22.3)	(26.1)	(23.3)
Net cash from operating activities		193.8	260.6	315.3
Investing activities
Interest received		4.2	11.5	13.4
Interest paid		—	(0.3)	(0.2)
Purchases of property, plant and equipment		(12.1)	(20.2)	(13.5)
Advance payment to acquire intangible asset and available-for-sale financial asset (1)	10	—	(103.7)	—
Purchases of other intangible assets		(0.8)	(5.4)	(31.8)
Purchases of available-for-sale financial assets	11	(8.3)	(3.0)	(8.9)
Proceeds on disposal of available-for-sale financial assets		—	11.8	5.5
Purchase of short and long-term deposits, net		(136.4)	(76.8)	(188.5)
Purchase of subsidiaries, net of cash and borrowings acquired	19	(9.0)	—	(21.1)
Investment in joint venture	26	—	(7.5)	(3.7)
Provision of long-term loan		—	—	(0.7)
Net cash used in investing activities		(162.4)	(193.6)	(249.5)
Financing activities
Proceeds from borrowings		—	99.8	—
Proceeds received on issuance of shares from treasury		1.9	—	—
Proceeds received on issuance of shares	18	6.6	5.6	5.9
Refund of costs related to share issue		—	2.7	—
Dividends paid to shareholders	8	(42.2)	(51.8)	(68.9)
Repayment of borrowings		—	(99.8)	(1.1)
Repayment of finance lease liabilities		—	(3.3)	(3.3)

	Note	2011 £ million	2012 £ million	2013 £ million
Net cash used in financing activities		(33.7)	(46.8)	(67.4)
Net (decrease)/increase in cash and cash equivalents		(2.3)	20.2	(1.6)
Cash and cash equivalents at beginning of the year		29.4	26.8	46.3
Effect of foreign exchange rate changes		(0.3)	(0.7)	(0.9)
Cash and cash equivalents at end of the year		26.8	46.3	43.8

(1) As described in note 1b, the classification of the advance payment in 2012 to acquire rights to MIPS Technologies, Inc.’s portfolio of patents has been revised.

The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Changes in Shareholders’ Equity
for the Year Ended December 31

	Attributable to equity holders of the Company
	Share capital £ million	Share premium account £ million	Capital reserve* £ million	Share option reserve ** £ million	Retained earnings £ million	Revaluation reserve*** £ million	Cumulative translation adjustment £ million	Total £ million
Balance at January 1, 2011	0.7	—	351.6	61.4	381.4	—	99.8	894.9
Profit for the year	—	—	—	—	112.6	—	—	112.6
Other comprehensive income
Unrealized holding gain on available-for-sale financial assets (net of tax of £0.1 million)	—	—	—	—	—	0.3	—	0.3
Currency translation adjustment	—	—	—	—	—	—	1.2	1.2
Total comprehensive income for the year	—	—	—	—	112.6	0.3	1.2	114.1
Shares issued on exercise of share options and awards (note 18)	—	6.6	—	—	—	—	—	6.6
Dividends (see note 8)	—	—	—	—	(42.2)	—	—	(42.2)
Credit in respect of employee share schemes	—	—	—	—	40.5	—	—	40.5
Movement on tax arising on share options and awards	—	—	—	—	45.4	—	—	45.4
Proceeds from sale of own shares	—	—	—	—	1.9	—	—	1.9
	—	6.6	—	—	45.6	—	—	52.2
Balance at December 31, 2011	0.7	6.6	351.6	61.4	539.6	0.3	101.0	1,061.2
Profit for the year	—	—	—	—	160.7	—	—	160.7
Other comprehensive income
Unrealized holding loss on available-for-sale financial assets (net of tax of £0.1 million)	—	—	—	—	—	(0.3)	—	(0.3)
Currency translation adjustment	—	—	—	—	—	—	(26.8)	(26.8)
Total comprehensive income for the year	—	—	—	—	160.7	(0.3)	(26.8)	133.6
Shares issued on exercise of share options and awards (note 18)	—	5.6	—	—	—	—	—	5.6
Dividends (see note 8)	—	—	—	—	(51.8)	—	—	(51.8)
Credit in respect of employee share schemes	—	—	—	—	37.1	—	—	37.1
Movement on tax arising on share options and awards	—	—	—	—	17.7	—	—	17.7
Refund of costs related to share issue****	—	—	2.7	—	—	—	—	2.7
	—	5.6	2.7	—	3.0	—	—	11.3
Balance at December 31, 2012	0.7	12.2	354.3	61.4	703.3	—	74.2	1,206.1
Profit for the year	—	—	—	—	104.8	—	—	104.8
Other comprehensive income
Currency translation adjustment	—	—	—	—	—	—	(17.9)	(17.9)
Total comprehensive income for the year	—	—	—	—	104.8	—	(17.9)	86.9
Shares issued on exercise of share options and awards (note 18)	—	5.9	—	—	—	—	—	5.9
Dividends (see note 8)	—	—	—	—	(68.9)	—	—	(68.9)
Credit in respect of employee share schemes	—	—	—	—	59.2	—	—	59.2
Movement on tax arising on share options and awards	—	—	—	—	22.2	—	—	22.2
	—	5.9	—	—	12.5	—	—	18.4
Balance at December 31, 2013	0.7	18.1	354.3	61.4	820.6	—	56.3	1,311.4

*
Capital reserve. In 2004, the premium on the shares issued in part consideration for the acquisition of Artisan Components Inc. was credited to reserves on consolidation in accordance with Section 131 of the Companies Act 1985. The reserve has been classified as a capital reserve to reflect the nature of the original credit to equity arising on acquisition.

**	Share option reserve. This represents the fair value of options granted on the acquisition of Artisan Components Inc. in 2004.

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

****	Refund of costs related to share issue. This represents the refund of stamp duty costs incurred on the issue of shares for the acquisition of Artisan Components Inc. in 2004.

NOTES TO THE FINANCIAL STATEMENTS

1	The Company and a summary of its significant accounting policies and financial risk management

1a	General information about the Company

The business of the Company

ARM Holdings plc and its subsidiary companies (“ARM” or “the Company”) design microprocessors, physical IP and related technology and software, and sell development tools to enhance the performance, cost-effectiveness and energy-efficiency of high-volume embedded applications.

The Company licenses and sells its technology and products to leading international electronics companies, which in turn manufacture, market and sell microcontrollers, application-specific integrated circuits (ASICs) and application-specific standard processors (ASSPs) based on ARM’s technology to systems companies for incorporation into a wide variety of end products.

By creating a network of Partners, and working with them to best utilize ARM’s technology, the Company is establishing its processor architecture and physical IP for use in many high-volume embedded microprocessor applications, including mobile phones, tablets, digital televisions and PC peripherals, enterprise networking and servers, and smart cards and microcontrollers.

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

Company undertakings include ARM Limited (incorporated in the UK), Geomerics Limited (incorporated in the UK), ARM France SAS (incorporated in France), ARM Germany GmbH (incorporated in Germany), ARM Norway AS (incorporated in Norway), ARM Sweden AB (incorporated in Sweden), ARM Finland Oy (incorporated in Finland), ARM Inc. (incorporated in the US), ARM Consulting (Shanghai) Co. Limited (incorporated in PR China), ARM KK (incorporated in Japan), ARM Korea Limited (incorporated in South Korea), ARM Taiwan Limited (incorporated in Taiwan), and ARM Embedded Technologies Pvt. Limited (incorporated in India).

1b	Summary of significant accounting policies

The principal accounting policies applied in the presentation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB, IFRIC interpretations and with those parts of the Companies Act 2006 applicable to companies reporting under IFRS. The consolidated financial statements were authorized for issuance on March 5, 2014 by the Board of directors.

The consolidated financial statements have been prepared on a going concern basis and in accordance with the historical cost convention as modified by: the revaluation to fair value of available-for-sale financial assets; financial assets and liabilities at fair value through the income statement (including embedded derivatives and derivative instruments).

The cash flow statement for 2012 includes a revision in respect of the advance payment to acquire rights to MIPS Technologies, Inc.’s portfolio of patents.  £103.7 million has been moved from ‘prepayments and other assets’ within working capital movements to ‘advance payment to acquire intangible asset and available-for-sale (“AFS”) financial asset’ within investing activities.  The revision has been made to reflect the nature of the payment following the completion of the transaction in 2013. We believe the revision is not material to the financial statements taken as a whole.

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

Impairment of goodwill

The Company tests goodwill for impairment at least annually. This requires an estimation of the value in use of the cash generating units (CGUs) to which goodwill is allocated. As discussed in detail in note 13, estimating the value in use requires the Company to make an estimate of the expected future cash flows from the CGUs and also to choose a suitable discount rate in order to calculate the present values of those cash flows. The discount rate is based on an estimate of the Company’s weighted average cost of capital. The Company uses a post-tax discount rate of 10% (2012: 10%) (pre-tax discount rate of approximately 11% (2012: 11%)).

The most significant balance of goodwill is that allocated to the Physical IP Division (PIPD). The cash flows relevant to this CGU are those of both the division itself and also a proportion of the cash flows generated by the Processor Division (PD). The directors make an estimate of the PD cash flows that are considered to be generated as a result of the incremental value provided by the combination of PD and PIPD products. Although these PD cash flows are not cross allocated to PIPD in the segmental reporting note the directors consider that it is necessary to include them in the estimation of the value in use of the PIPD CGU. This is because PD products are enhanced when combined with certain PIPD products. As a result the directors believe that PD is able, and will be able in future, to achieve higher revenues than it would have done as a stand-alone entity. The amount of these revenues is estimated by considering the percentage of revenue that is achieved as a result of the combination for each class of PD product. While these percentages are not derived from external sources of information, as no such sources exist, the directors utilize their considerable knowledge and experience of the semiconductor industry in estimating the amounts that would be re-charged if PD and PIPD were independent entities. Among other things, they consider the number of additional licenses that may be signed and the additional value that may be achieved per license as a result of the processors’ enhanced performance.

Revenue recognition

The Company makes significant estimates in applying its revenue recognition policies. In particular, as discussed in detail in the revenue recognition policy below, estimates are made in relation to the use of the percentage-of-completion accounting method, which requires that the extent of progress toward completion of contracts can be anticipated with reasonable certainty. The use of the percentage-of-completion method is itself based on the assumption that, at the outset of license agreements, there is an insignificant risk that customer acceptance is not obtained. The Company also makes assessments, based on prior experience, of the extent to which future milestone receipts represent a probable future economic benefit to the Company. In addition, when allocating revenue to various components of arrangements involving several components, it is assumed that the fair value of each element is reflected by its price when sold separately. The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent with the application of the revenue recognition policy affect the amounts reported in the financial statements. If different assumptions were used, it is possible that different amounts would be reported in the financial statements.

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

Legal settlements and other contingencies

Determining the amount to be accrued for legal settlements requires the directors to estimate the committed future legal and settlement fees the Company is expecting to incur, either where suits are filed against the Company for infringement of patents, or where the Company may be required to indemnify a licensee. The directors assess the extent of any potential infringement based on legal advice and written opinions received from external counsel and then estimate the level of accrual required.

Contingent consideration for an acquisition is recognized at fair value as part of the purchase consideration if the contingent conditions are expected to be satisfied. This requires the directors to estimate the acquiree’s future financial performance, typically more than one year post-acquisition.

Participation in trust to acquire patent rights

During 2013, the Company has participated in a consortium, via a trust, to acquire certain patent rights and has made various judgments regarding these transactions.

The directors believe that the Company does not control or have significant influence over the trust since, amongst other factors it does not have voting rights on the board or significant influence over the relevant activities of the trust. The results of the trust have therefore not been consolidated or equity accounted in the Company financial statements. The Company has determined that the participation in the consortium conferred on the Company two separate rights: an intangible asset, conferring the right to use the assets in the Company’s own business, and an AFS financial asset conferring the right to certain potential future revenue streams arising from the licensing activities of the trust. The amount expected to be recovered through this licensing program was estimated by the Company in conjunction with the management of the trust, which has considerable experience of managing the assets of similar trusts.

The Company assesses its intangible assets for impairment at each reporting date and has reviewed the valuation of the patent rights acquired in this transaction. Given the design freedom that these rights provide and the size of the future opportunity afforded, the directors have concluded that no impairment of the patent rights is required.

In Q4 2013, the trust made a strategic decision not to pursue a licensing program and the portfolio was instead put up for sale by auction. The Company acquired the patents in January 2014 for $4.0 million (£2.4 million), which will be accounted for as an additional intangible asset. The auction process means that there are no further potential cash flows in relation to the AFS financial asset and the asset has therefore been impaired down to the value of the Company’s share of the auction proceeds, resulting in a non-cash exceptional charge of $98.5 million (£59.5 million).

Provision for impairment of trade receivables

The Company assesses trade receivables for impairment which requires the directors to estimate the likelihood of payment forfeiture by customers.

New standards, amendments and interpretations

New and amended standards adopted by the Company

IFRS 10 “Consolidated financial statements” IFRS 10 replaces the guidance on control and consolidation in IAS 27 “Consolidated and separate financial statements”, and SIC-12 “Consolidation – special purpose entities” and changes the definition of control so that the same criteria are applied to all entities. The revised definition of control focuses on the need to have both power and variable returns before control is present. Power is the current ability to direct the activities that significantly influence returns. Returns must vary and can be positive, negative or both. This standard has not had a material impact on the results of the Company. The standard is effective for annual periods beginning on or after 1 January 2013.

IFRS 11 “Joint arrangements” Changes in the definitions have reduced the “types” of joint arrangements to two: joint operations and joint ventures. The existing policy choice of proportionate consolidation for jointly controlled entities has been eliminated. Equity accounting is mandatory for participants in joint ventures. Entities that participate in joint operations will follow accounting much like that for joint assets or joint operations today, whereby a joint operator will recognize its interest based on its involvement in the joint operation (that is, based on its direct rights and obligations) rather than on the participation interest it has in the joint arrangement. In contrast, a joint venture does not have rights to individual assets or obligations for individual liabilities of the joint venture. Instead, joint venturers share in the net assets and, in turn, the outcome (profit or loss) of the activity undertaken by the joint venture. This standard has not had a material impact on the results of the Company. This standard is effective for annual periods beginning on or after 1 January 2013.

IFRS 12 “Disclosure of interests in other entities” IFRS 12 sets out the required disclosures for entities reporting under the two new standards, IFRS 10 “Consolidated financial statements”, and IFRS 11 “Joint arrangements”. The new standard, IFRS 12, requires entities to disclose information that helps financial statement readers to evaluate the nature, risks and financial effects associated with the entity’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities. This standard has not had a material impact on the results of the Company. The standard is effective for annual periods beginning on or after 1 January 2013.

IFRS 13 “Fair value measurement” The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards. IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The standard is effective for annual periods beginning on or after 1 January 2013. The Company has included the relevant disclosure requirements within note 1c ‘Financial risk management’, and note 17 ‘Financial instruments’.

IAS 28 (Revised) “Investments in associates and joint ventures” IAS 28 defines “significant influence” and the “equity method” and provides guidance on their practical application. The revised standard incorporates the accounting for joint ventures as well as the consensus from SIC-13 “Jointly controlled entities”. The disclosure requirements have now been relocated to IFRS 12. This new guidance may impact the classification of investments acquired in the future. This standard is effective for annual periods beginning on or after 1 January 2013.

Amendment to IAS 1 “Financial statement presentation” The main change resulting from this amendment is a requirement for entities to group items presented in other comprehensive income (OCI) on the basis of whether they are potentially reclassifiable to the income statement subsequently (reclassification adjustments). This standard is effective for accounting periods beginning on or after 1 July 2012. The Company has included relevant disclosures within the financial statements.

IAS 27 (revised 2011) “Separate financial statements” This standard includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10. This standard is effective for accounting periods beginning on or after 1 January 2013. There has been no material impact on the Company.

Amendment to IAS 36 “Impairment of assets” This amendment relates to the recoverable amount disclosures for non-financial assets. The amendment removes certain disclosures of the recoverable amount of CGUs that had been included in IAS 36 by the issue of IFRS 13. The amendment is effective for accounting periods beginning on or after 1 January 2014.

Standards, amendments and interpretations that are not yet effective and have not been early adopted

IFRS 9 “Financial instruments” addresses the classification, measurement and recognition of financial assets and financial liabilities. This is the first part of a new standard to replace IAS 39. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is measured at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is measured at fair value through the income statement. This standard is not expected to have a material impact on the results of the Company. Published by the IASB in November 2009, the effective date is currently open, pending the finalization of the impairment and classification and measurement requirements.

Amendment to IAS 32 “Financial instruments: Presentation” This amendment updates the application guidance in IAS 32 to clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet. This standard is effective for accounting periods beginning on or after 1 January 2014. It is not expected to have a material impact on the Company.

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

Revenue associated with the rendering of services is recognised when all of the following conditions have been satisfied:

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

Revenue comprises the value of sales of licences to ARM technology, royalties arising from the resulting sale of licensees’ ARM technology-based products, revenues from support, maintenance and training and the sale of development boards and software toolkits.

License revenues:

Revenue from standard license products that are not modified to meet the specific requirements of each customer is recognized when all of the conditions relevant to revenue associated with the sale of goods have been satisfied:

•	the significant risks and rewards of ownership are transferred when a licence arrangement has been agreed and the IP has been delivered to the customer;

•	continuing managerial involvement and effective control over licensed IP is relinquished at the point at which the IP is delivered to the customer;

•	the amount of revenue can be measured reliably; any consideration due under the licensing arrangement that is not deemed to be reliably measurable is deferred until it can be measured reliably; and

•
it is probable that the economic benefits associated with the transaction will flow to the Company; any economic benefits of the transaction that are deemed unlikely to flow to the Company are deferred until it becomes probable that they will flow to the Company.

The majority of the Company’s revenues come from the licensing of IP and subsequent receipt of royalty revenues and there are therefore very few direct costs associated with the sale of goods; where there are direct costs of revenues, these are measured with reference to the purchasing agreements in place with the Company’s suppliers.

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

Where agreements involve several components, the entire fee from such arrangements is allocated to each of the individual components based on each component’s fair value, where fair value is the price that is regularly charged for an item when sold separately. Where a component in a multiple-component agreement has not previously been sold separately, the assessment of fair value for that component is based on other factors including, but not limited to, the price charged when it was sold alongside other items and the book price of the component relative to the book prices of the other components in the agreement. If fair value of one or more components in a multiple-component agreement is not determinable (where such component is not considered incidental to the overall arrangement), the entire arrangement fee is deferred until such fair value is determinable, or the component has been delivered to the licensee. Where, in substance, two or more elements of a contract are linked and fair values cannot be allocated to the individual components, the revenue recognition criteria are applied to the elements as if they were a single element.

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

Royalty revenues:

Royalty revenues are earned on sales by the Company’s customers of products containing ARM technology. Royalty revenues are recognized when it is probable that the economic benefits associated with the transaction will flow to the Company, the amount of revenue can be reliably measured and when the Company receives notification from the customer of product sales. Notification is typically received in the quarter following shipment of the products by the customer.

Other revenues:

In addition to license fees, contracts generally contain an agreement to provide post-delivery service support (in the form of support, maintenance and training) which consists of the right to receive services and/or unspecified product upgrades or enhancements that are offered on a when-and-if-available basis. Fees for post-delivery service support are generally specified in the contract. Revenue related to post-delivery service support is recognized based on fair value, which is determined with reference to contractual renewal rates. Where renewal rates are specified, revenue for post-delivery service support is recognized on a straight-line basis over the period for which support and maintenance is contractually agreed by the Company with the licensee.

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

For all types of revenue, if the amount of revenue recognized exceeds the amounts invoiced to customers, the excess amount is recorded as amounts recoverable on contracts within accounts receivable. The excess of license fees and post-delivery service support invoiced over revenue recognized is recorded as deferred revenue.

Intangible assets

(a) Goodwill Goodwill represents the excess of the fair value of the consideration paid on acquisition of a business over the fair value of the assets, including any intangible assets identified, and liabilities acquired. Goodwill is not amortized but is measured at cost less impairment losses. In determining the fair value of consideration, the fair value of equity issued is the market value of equity at the date of completion, the fair value of share options is calculated using the Black-Scholes valuation model, and the fair value of contingent consideration is based upon whether the directors believe any performance conditions will be met and thus whether any further consideration will be payable.

(b) Other intangible assets Computer software, purchased patents and licenses to use technology are capitalized at cost and amortized on a straight-line basis over an estimate of the time that the Company is expected to benefit from them. Costs that are directly attributable to the development of new business application software and that are incurred during the period prior to the date that the software is placed into operational use, are capitalized. External costs and internal costs are capitalized to the extent they enhance the future economic benefit of the asset.

Although an independent valuation is made of any intangible assets purchased as part of a business combination, the directors are primarily responsible for determining the fair value of intangible assets.

In-process research and development projects purchased as part of a business combination may meet the criteria set out in IFRS 3 (revised), “Business combinations”, for recognition as intangible assets other than goodwill. Management tracks the status of in-process research and development intangible assets such that their amortization commences when the assets are brought into use.

Order backlog is derecognized when it has been fully amortised.

Amortization is calculated so as to write off the cost of intangible assets, less their estimated residual values, which are adjusted (if appropriate) at each balance sheet date, on a straight-line basis over the expected useful economic lives of the assets concerned. The principal economic lives used for this purpose are:

Computer software	Three to five years
Patents and licences	Three to eleven years
In-process research and development	One to five years
Developed technology	One to seven years
Existing agreements and customer relationships	One to six years
Core technology	Five years
Trademarks and tradenames	One to five years
Order backlog	One year

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

During the period, legislation was enacted to allow UK companies to elect for the Research and Development Expenditure Credit (RDEC) on qualifying expenditure incurred since April 1, 2013, instead of the existing super-deduction rules. At the balance sheet date, management has concluded that the election will be made and therefore the RDEC is recorded as income in profit before tax, netted against research and development expenses as the RDEC is of the nature of a government grant.  In previous periods there was a reduction in the income tax expense.

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

Deferred tax is provided on temporary differences arising on investments in subsidiaries except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets and liabilities arising in the same tax jurisdiction are offset, where the taxation authority permits a single net payment.

In the period a decision to elect into the UK patent box regime was made. The UK patent box regime seeks to tax all profits attributable to patented technology at a reduced rate of 10%.  The rules are to be phased in over 5 years from April 1, 2013 – a company will be entitled to only 60% of the deduction in financial year 2013/14, rising to 100% by 2017/18. As ‘relevant’ patent box profits are taxed at 10% and other profits are taxed at UK statutory rates, deferred tax assets and liabilities are measured using the average rates expected to apply on realization or settlement.

In the UK and the US, the Company is entitled to a tax deduction for amounts treated as compensation on exercise of certain employee share options or vest of share awards under each jurisdiction’s tax rules. As explained under “Share-based payments” below, a compensation expense is recorded in the Company’s income statement over the period from the grant date to the vesting date of the relevant options and awards. As there is a temporary difference between the accounting and tax bases, a deferred tax asset is recorded. The deferred tax asset arising is calculated by comparing the estimated amount of tax deduction to be obtained in the future (based on the Company’s share price at the balance sheet date) with the cumulative amount of the compensation expense recorded in the income statement. If the amount of estimated future tax deduction exceeds the cumulative amount of the compensation expense at the statutory rate, the excess is recorded directly in equity, against retained earnings.

Impairment of assets

Non-financial assets that have an indefinite useful life, for example goodwill, are not subject to amortization but are tested annually for impairment.

Non-financial assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the non-financial asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value-in-use. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (each a cash generating unit, “CGU”). Where the recoverable amount of a CGU is measured based on a value-in-use calculation, all cash inflows and outflows associated with the CGU are taken into account whether these are explicitly charged or not. Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

The annual impairment tests in 2013 and 2012 showed there was no impairment with respect to goodwill. Furthermore, no trigger events have been identified that would suggest the impairment of any of the Company’s other intangible assets.

The Company considers at each reporting date whether there is any indication that financial assets are impaired. If there is such an indication, the Company carries out an impairment test by measuring the assets’ recoverable amounts, which are the higher of the assets’ fair values less costs to sell and their values in use. If the recoverable amounts are less than the carrying amounts an impairment loss is recognized, and the assets are written down to their recoverable amounts.

In the case of equity securities classified as AFS, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are permanently impaired. If any such evidence exists for AFS financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any permanent impairment loss on that financial asset previously recognized in the income statement – is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed.

When securities classified as AFS are sold, the accumulated fair value adjustments recognized through other comprehensive income are recycled through the income statement.

Impairment testing of trade receivables is described under “Accounts receivable” below.

Provisions

Provisions for legal claims are recognized when: the Company has a present legal or constructive obligation as a result of past events; and it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount of the outflow can be reliably estimated.

Exceptional items

Exceptional items are disclosed separately in the financial statements where it is necessary to do so to provide further understanding of the financial performance of the Company. They are material items of income or expense that have been shown separately due to the significance of their nature.

Segment reporting

At December 31, 2013, the Company was organized on a worldwide basis into three business segments, namely the Processor Division (PD), the Physical IP Division (PIPD) and the System Design Division (SDD). This is based upon the Company’s internal organization and management structure and is the primary way in which the Chief Operating Decision Maker (CODM) and the rest of the Board are provided with financial information. The directors believe that the CODM is the Chief Executive Officer of the Company.

Segment expenses are expenses that are directly attributable to a segment together with the relevant portion of other expenses that can reasonably be allocated by segment. Foreign exchange gains or losses, investment income, interest payable and similar charges, share of joint venture results and tax are not allocated by segment.

Segment assets and liabilities include items that are directly attributable to a segment plus an allocation on a reasonable basis of shared items. Corporate assets and liabilities are not included in business segments and are thus unallocated. At December 31, 2013 and 2012, these comprised cash and cash equivalents, short and long-term deposits, AFS financial assets, loans and receivables, embedded derivatives and the fair value of currency exchange contracts. Current and deferred tax assets and liabilities and VAT are also not included in business segments and are thus unallocated.

As part of the ongoing evolution of the business, the Company’s divisional structure was re-organized on January 1, 2014.  As a result of this change, the Company’s business segments may change for future reporting periods in order to reflect this new organization.

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

Subsidiaries Subsidiaries are all entities (including structured entities) over which the Company has control.  The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

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

Joint ventures Joint ventures are all arrangements in which the Company has joint control with one or more other parties, whereby each party has a right to a share of the net assets of the arrangement.  Investments in joint ventures are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Company’s share of the profit or loss of the investee after the date of acquisition.

Research and development expenditure

All ongoing research expenditure is expensed in the period in which it is incurred. Where a product is technically feasible, production and sale are intended, a market exists, expenditure can be measured reliably, and sufficient resources are available to complete the project, development costs are capitalized and amortized on a straight-line basis over the estimated useful life of the respective product. The Company believes its current process for developing products is essentially completed concurrently with the establishment of technological feasibility, which is evidenced by a working model. Accordingly, development costs incurred after the establishment of technological feasibility have not been significant and, therefore, no costs have been capitalized to date.

Where no internally-generated intangible asset can be recognized, development expenditure is recognized as an expense in the period in which it is incurred. Any collaborative agreement whereby a third-party agrees to partially fund the Company’s research and development is recognized over the period of the agreement as a credit within research and development expenses.

Government grants

Grants in respect of specific research and development projects are recognized as receivable when there is reasonable assurance that they will be received and the conditions to obtain them have been complied with. They are credited to the income statement in the same period as the related research and development costs for which the grant is compensating. The grant income is presented as a deduction from the related expense.

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

The Company operates Save As You Earn (SAYE) schemes in the United Kingdom and an Employee Share Purchase Plan (ESPP) in the United States, India, Japan, South Korea and Taiwan. Options under the SAYE schemes are granted at a 20% discount to the market price of the underlying shares on the date of announcement of the scheme and at a 15% discount to the lower of the market prices at the beginning and end of the scheme for the ESPP. The UK SAYE schemes are approved by the UK tax authorities, which stipulates that the saving period must be at least 36 months. The Company has recognized a compensation charge in respect of the SAYE plans and ESPPs. The charges for these are calculated as detailed above.

The Company also has a LTIP on which it is also required to recognize a compensation charge under IFRS 2, calculated as detailed above.

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

 For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Company had two categories of dilutive potential ordinary shares during the year: those being share options granted to employees and directors where the exercise price is less than the average market price of the Company’s ordinary shares during the year and the awards made under the Company’s RSU, DAB and LTIP schemes. For 2013 and 2012, no shares that were allocated for awards under the LTIP were included in the diluted EPS calculation as the performance criteria could not be measured until the conclusion of the performance period.

Reconciliations of the earnings and weighted average number of shares used in the calculations are shown on the face of the consolidated income statement.

Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less. The carrying amount approximates to fair value because of the short-term maturity of these instruments.

Short- and long-term deposits

The Company considers all highly-liquid investments with original maturity dates of greater than three months and maturing in less than one year to be short-term deposits. Deposits with a maturity date of greater than one year from the balance sheet date are classified as long-term.

Accounts receivable

Accounts receivable are recognized initially at fair value. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables.

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

Property, plant and equipment

Property, plant and equipment is stated at historic cost less accumulated depreciation and any recognized impairment loss. The cost of property, plant and equipment is their purchase cost, together with any costs directly attributable to bringing the asset to its working condition for its intended use. External costs and internal costs are capitalized to the extent they enhance the future economic benefit of the asset.

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

(b)  Loans and receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. “Accounts receivable”, “cash and cash equivalents” and “short and long term deposits” are classified as “Loans and receivables.” (See note 17).

Loans and receivables are measured initially at fair value and then subsequently measured at amortized cost.

(c)  Available-for-sale financial assets. AFS financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the assets within 12 months of the balance sheet date.

Equity investments that are not publicly traded are also classified as AFS and are initially recorded at fair value plus transaction costs. Given that the markets for these assets are not active, the Company establishes fair value by using valuation techniques. The estimated fair value of these investments approximated to cost less any permanent diminution in value (based on estimates determined by management), except where independent valuation information is obtained.  Unrealized holding gains or losses on such securities are recognized, net of related taxes, through other comprehensive income via a revaluation reserve, except where there is evidence of permanent impairment (in which case the loss is recognized through the income statement within general and administrative expenses or exceptional items where appropriate).

Current investments have been valued based on the amount that is recoverable.

Accounts payable

Accounts payable are recognized at face value as they are settled within 12 months.

Share capital

Ordinary shares issued by the Company are recorded at the proceeds received, net of direct issue costs.

1c	Financial risk management

The Company operates in the intensely competitive semiconductor industry, which has been characterized by price erosion, rapid technological change, short product life cycles, cyclical market patterns, and heightened foreign and domestic competition. Significant technological changes in the industry could affect operating results.

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

In addition, certain customers remit royalties and license fees in other currencies, primarily the Euro and Japanese yen. The Company is also required to settle certain expenses in these currencies, primarily in its French, German and Japanese subsidiaries, and as the net amounts involved are not considered significant, the Company does not take out forward-settling currency exchange contracts in these currencies.

Interest rate risk

Floating rate cash earns interest based on relevant national LIBID or base rate equivalents and is therefore exposed to cash flow interest rate risk. The proportion of funds held in fixed rather than floating rate deposits is determined in accordance with the policy outlined under “Liquidity risk” below. Other financial assets, such as AFS financial assets, are not directly exposed to interest rate risk.

The Company had no derivative financial instruments to manage interest rate fluctuations in place at the year-end since the level of financing was not considered significant, and as such no hedge accounting is applied. The Company’s cash flow is carefully monitored on a daily basis. Excess cash, considering expected future cash flows, is placed on either short- or long-term deposits to maximize the interest income thereon. Daily surpluses are swept into higher-interest earning accounts overnight.

Securities price risk

The Company is exposed to equity securities price risk on AFS financial assets. As there can be no guarantee that there will be a future market for securities (which are generally unlisted at the time of investment) or that the value of such investments will rise, the directors evaluate each investment opportunity on its merits before committing the Company’s funds. The directors review holdings in such companies on a regular basis to determine whether continued investment is in the best interests of the Company. Funds for such ventures are limited in order that the financial effect of any potential decline of the value of investments will not be substantial in the context of the Company’s financial results.

Credit risk

Credit risk is managed on a Company basis. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions.

At December 31, 2012 and 2013, the Company had no significant concentrations of credit risk. The amount of exposure to any individual counterparty is subject to a limit, which is reassessed periodically by the directors.

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

No credit limits were exceeded during the reporting period and the directors do not expect any significant losses from non-performance by these counterparties, other than those already provided for.

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

The Company’s strategy is to have a capital structure that takes into account opportunities to invest in long-term profitable growth, prevailing trading conditions and the desire to improve balance sheet efficiency over time. The Company introduced a dividend in 2004 which has grown each year since. Between 2005 and 2008, an ongoing share buyback program was in place whereby 16% of the issued share capital was bought back at an average price of £1.22. In 2013, the interim dividend was increased by 26% and the directors are proposing a 27% increase in the final dividend, reflecting the Board’s long-term confidence in the business. As well as continuing to grow the dividend, the Board intends to undertake a limited share buyback program to maintain a flat share-count over time. No share buybacks were made in the current year. The capital structure is continually monitored by the Company.

Valuation hierarchy

The Company classifies its financial instruments as follows: level 1 instruments are those valued using unadjusted quoted prices in active markets for identical instruments; level 2 instruments are those valued using techniques based significantly on observable market data; and level 3 instruments are those valued using information other than observable market data.

The Company has a team that performs the valuations of financial assets required for financial reporting purposes, including level 3 fair values. This team reports to the Chief Financial Officer and to the Audit Committee.

The fair value of accounts and other receivables, other current financial assets, cash and cash equivalents, short- and long-term deposits, and accounts and other payables approximate to their carrying amount.

2	Segmental reporting

At December 31, 2013, the Company was organized on a worldwide basis into three main business segments:

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

This is based upon the Company’s internal organization and management structure and is the primary way in which the CODM is provided with financial information. Whilst revenues are also reported into four main revenue streams (namely licensing, royalties, software and tools, and services), the costs, operating results and balance sheets are only analyzed into these three divisions. Further, the information provided to the CODM is based on the normalized profit before tax, a non-GAAP measure, and therefore this information is provided as well as the equivalent profit stated under IFRS.

The reconciling items: intangible amortization; acquisition-related charges; share-based payment costs including payroll taxes; disposal/impairment of investments; exceptional items; share of results in joint venture; and Linaro-related charges are analyzed below. Also analyzed are revenues; operating costs; investment income net of interest payable and similar charges; profit/(loss) before tax; tax; profit/(loss) after tax; depreciation; total assets and liabilities; net assets; and goodwill for each segment and the Company in total.

Business segment information

For the year ended December 31, 2013	Processor Division £ million	Physical IP Division £ million	System Design Division £ million	Unallocated £ million	Company £ million
Segmental income statement
Revenues	596.2	82.0	36.4	—	714.6
Operating costs	(426.6)	(90.7)	(42.6)	(1.2)	(561.1)
Investment income, net of interest payable and similar charges	—	—	—	13.1	13.1
Share of results in joint venture	—	—	—	(4.0)	(4.0)
Profit/(loss) before tax	169.6	(8.7)	(6.2)	7.9	162.6
Tax	—	—	—	(57.8)	(57.8)
Profit/(loss) for the year	169.6	(8.7)	(6.2)	(49.9)	104.8
Reconciliation to normalized profit/(loss) before tax
Amortization on acquired intangibles and other acquisition related charges	9.6	2.0	—	—	11.6
Share-based payment cost including payroll taxes	54.5	12.1	7.4	—	74.0
Impairment of investments, net of profit on disposal	3.5	—	—	—	3.5
Exceptional items	101.3	—	—	—	101.3
Share of results in joint venture and Linaro-related charges	7.0	—	—	4.0	11.0
Normalized profit/(loss) before tax	345.5	5.4	1.2	11.9	364.0
Segmental balance sheet
Total assets	389.4	400.1	31.6	817.3	1,638.4
Total liabilities	(243.2)	(46.0)	(12.0)	(25.8)	(327.0)
Net assets	146.2	354.1	19.6	791.5	1,311.4
Other segmental items
Depreciation	9.6	2.8	2.0	—	14.4
Goodwill	151.5	360.2	14.2	—	525.9
Revenues (US dollar millions)	$931.5	$129.1	$57.1	—	$1,117.7

For the year ended December 31, 2012	Processor Division £ million	Physical IP Division £ million	System Design Division £ million	Unallocated £ million	Company £ million
Segmental income statement
Revenues	473.9	68.3	34.7	—	576.9
Operating costs	(243.3)	(82.8)	(40.1)	(2.6)	(368.8)
Investment income, net of interest payable and similar charges	—	—	—	13.6	13.6
Share of results of joint venture	—	—	—	(0.7)	(0.7)
Profit/(loss) before tax	230.6	(14.5)	(5.4)	10.3	221.0
Tax	—	—	—	(60.3)	(60.3)
Profit/(loss) for the year	230.6	(14.5)	(5.4)	(50.0)	160.7
Reconciliation to normalized profit/(loss) before tax
Amortization on acquired intangibles and other acquisition related charges	5.5	2.5	—	0.8	8.8
Share-based payment cost including payroll taxes	30.0	8.6	6.8	—	45.4
Profit on sale of investments, net of impairment	0.6	—	—	—	0.6
Share of results in joint venture	—	—	—	0.7	0.7
Normalized profit/(loss) before tax	266.7	(3.4)	1.4	11.8	276.5
Segmental balance sheet
Total assets	284.6	409.2	32.5	740.5	1,466.8
Total liabilities	(182.6)	(43.9)	(15.1)	(19.1)	(260.7)
Net assets	102.0	365.3	17.4	721.4	1,206.1
Other segmental items
Depreciation	6.7	2.5	1.6	—	10.8
Goodwill	138.0	367.0	14.4	—	519.4
Revenues (US dollar millions)	$749.8	$108.4	$54.9	—	$913.1

For the year ended December 31, 2011	Processor Division £ million	Physical IP Division £ million	Systems Design Division £ million	Unallocated £ million	Company £ million
Segmental income statement
Revenues	397.6	61.3	32.9	—	491.8
Operating costs	(223.8)	(81.1)	(41.2)	3.2	(342.9)
Investment income, net of interest payable and similar charges	—	—	—	8.0	8.0
Profit/(loss) before tax	173.8	(19.8)	(8.3)	11.2	156.9
Tax	—	—	—	(44.3)	(44.3)
Profit/(loss) for the year	173.8	(19.8)	(8.3)	(33.1)	112.6
Reconciliation to normalized profit/(loss) before tax
Amortization on acquired intangibles and other acquisition related charges	4.6	1.6	0.2	—	6.4

For the year ended December 31, 2011	Processor Division £ million	Physical IP Division £ million	Systems Design Division £ million	Unallocated £ million	Company £ million
Share-based payment cost including payroll taxes	36.9	12.1	8.7	—	57.7
Disposal/impairment of investments	—	1.7	0.1	—	1.8
Linaro-related charges	6.9	—	—	—	6.9
Normalized profit/(loss) before tax	222.2	(4.4)	0.7	11.2	229.7
Segmental balance sheet
Total assets	274.6	419.9	30.9	574.4	1,299.8
Total liabilities	(155.3)	(40.1)	(15.0)	(28.2)	(238.6)
Net assets	119.3	379.8	15.9	546.2	1,061.2
Other segmental items
Depreciation	4.2	2.6	0.7	—	7.5
Goodwill	143.7	383.9	14.9	—	542.5
Revenues (US dollar millions)	$634.7	$97.9	$52.4	—	$785.0

There are no inter-segment revenues. Unallocated operating costs consist of foreign gains and losses. Unallocated assets and liabilities include: cash and cash equivalents; short- and long-term deposits; AFS financial assets; loans and receivables; embedded derivatives; fair value of currency exchange contracts; deferred tax balances; current tax and VAT.

During the year ended December 31, 2013 one customer (within all three business segments) accounted for 12% of the Company’s total revenues amounting to £87.6 million (2012: one customer accounted for 15%).

The results of each segment have been prepared using accounting policies consistent with those of the Company as a whole.

Geographical information

The Company manages its business segments on a global basis. The operations are based in three main geographical areas. The United Kingdom is the home country of the parent company. The main operations are in the following principal territories:

•	Europe

•	United States

•	Asia Pacific

Analysis of revenue by destination*:
	2011 £ million	2012 £ million	2013 £ million
United States	187.7	215.9	280.3
South Korea	63.8	95.0	101.7
Taiwan	63.6	69.2	99.4
China	47.6	71.2	90.0
Japan	50.0	46.6	47.6
Switzerland	11.7	14.0	24.8
Singapore	13.0	9.2	24.6
Germany	21.7	15.4	13.4
Netherlands	15.4	15.8	8.5
Rest of Europe	12.2	19.0	19.7
Rest of Asia Pacific	3.3	4.4	3.6
Rest of North America	1.8	1.2	1.0
	491.8	576.9	714.6

*	Destination is defined as the location of the Company’s customers’ operations.

The Company’s revenue within the home country of the parent company amounted to £4.9 million, £5.5 million and £1.5 million for the years ended December 31, 2013, 2012 and 2011, respectively.

The Company’s exports from the United Kingdom were £699.2 million, £560.3 million and £480.1 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Analysis of revenue by origin:
	2011 £ million	2012 £ million	2013 £ million
Europe*	483.5	567.8	705.3
United States	8.2	9.1	9.3
Asia Pacific	0.1	—	—
	491.8	576.9	714.6

*	Includes the United Kingdom, which had total revenues of £704.1 million in 2013 (2012: £565.8 million, 2011: £481.6 million).

Analysis of revenue by revenue stream:
	2011 £ million	2012 £ million	2013 £ million
Royalties	252.4	299.8	358.3
Licensing	180.5	214.0	285.6
Software and tools	32.9	34.7	36.4
Services	26.0	28.4	34.3
	491.8	576.9	714.6

Analysis of non-current assets (excluding deferred tax assets, goodwill and other intangible assets):
	2011 £ million	2012 £ million	2013 £ million
Europe*	122.9	193.8	172.0
United States	6.9	5.2	7.2
Asia Pacific	3.0	3.1	5.0
	132.8	202.1	184.2

*
Includes the United Kingdom which had non-current assets (excluding deferred tax assets, goodwill and other intangible assets) of £171.0 million in 2013 (2012: £192.8 million, 2011: £122.4 million), of which long-term deposits accounted for £125.6 million (2012: £141.3 million, 2011: £83.1 million).

3	Key management compensation and directors’ emoluments

Key management compensation

The directors are of the opinion that the key management of the Company comprises the executive and non-executive directors of ARM Holdings plc together with the Executive Committee (comprising all directors of ARM Limited and certain senior management). These persons have authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly. At December 31, 2013, key management comprised 21 people (2012: 19).

The aggregate amounts of key management compensation are set out below:
	2011 £ million	2012 £ million	2013 £ million
Salaries and short-term employee benefits	9.9	8.9	9.5
Share-based payments	3.5	3.4	6.1
Post-employment benefits	0.4	0.2	0.2
	13.8	12.5	15.8

Directors’ emoluments

The aggregate emoluments of the directors of the Company are set out below:
	2011 £ million	2012 £ million	2013 £ million
Aggregate emoluments in respect of qualifying services	5.5	4.9	3.8
Aggregate payments for pension-related benefits	0.2	0.2	0.2
Aggregate gains on exercise of share options	1.1	1.8	3.9
Aggregate amounts receivable in shares under the Deferred Annual Bonus Plan	6.4	11.5	12.9
Aggregate amounts receivable under the Long Term Incentive	24.2	21.2	17.2
	37.4	39.6	38.0

4	Employee information

The average number of persons, including executive directors, employed by the Company during the year was:
	2011 Number	2012 Number	2013 Number
By segment
Processor Division	1,225	1,398	1,667
Physical IP Division	488	557	615
Systems Design Division	283	306	316
	1,996	2,261	2,598

	2011 Number	2012 Number	2013 Number
By activity
Research and development	1,366	1,581	1,803
Sales and marketing	349	367	425
General and administrative	281	313	370
	1,996	2,261	2,598

	2011 £ million	2012 £ million	2013 £ million
Staff costs (for the above persons)
Wages and salaries	142.2	161.5	185.4
Medical care costs	4.4	5.0	5.5
Share-based payments (note 20)	40.5	37.1	59.2
Social security costs	26.2	30.2	35.1
Movement on provision for social security costs on share awards	4.9	(6.1)	(1.4)
Other pension costs	6.8	8.0	8.7
	225.0	235.7	292.5

5	Profit before tax: analysis of expenses by nature

The following items have been charged/(credited) to the income statement in arriving at profit before tax:

	2011 £ million	2012 £ million	2013 £ million
Staff costs, including share-based payments (note 4)	225.0	235.7	292.5
Cost of inventories recognized as an expense	2.8	3.2	2.8
Depreciation of property, plant and equipment – owned assets (note 12)	7.5	9.5	11.6
Depreciation of property, plant and equipment – under finance leases (note 12)	—	1.3	2.8
Amortization of other intangible assets (note 14)
Cost of revenues	0.3	0.3	0.3
Research and development expenses	2.4	2.3	6.9
Sales and marketing expenses	0.8	0.9	0.6
General and administrative expenses	2.2	3.1	5.8
Government grants – research and development expenditure credit	—	—	(5.8)
Exceptional items (note 6)
Impairment of current AFS asset	—	—	59.5
IP indemnity and similar charges	—	—	41.8
Impairment of non-current AFS financial assets (note 11)	1.6	1.4	6.8
Loss/(profit) on disposal of AFS financial assets	0.1	(0.8)	(3.3)
Other operating lease rentals payable:
Plant and machinery	24.9	24.0	26.2
Property	6.8	7.6	8.7
Accounts receivables impairment (including movement in provision)	—	0.4	4.0
Fair value movement on embedded derivatives	1.2	3.7	4.5
Other foreign exchange gains	(4.2)	(1.9)	(3.3)

Services provided by the Company’s auditor and its associates

During the year the Company (including its overseas subsidiaries) obtained the following services from the Company’s auditor and its associates:

	2011 £ million	2012 £ million	2013 £ million
Fees payable to the Company’s auditor and its associates for the audit of the Company and consolidated financial statements	0.3	0.3	0.3
Fees payable to the Company’s auditor and its associates for other services:
The audit of the Company’s subsidiaries	0.2	0.2	0.2
Audit related assurance services (services pursuant to Section 404 of the Sarbanes-Oxley Act)	0.2	0.3	0.3
Other assurance services	0.1	0.1	0.1
Statutory audit, financial reporting and other related services	0.8	0.9	0.9
Tax advisory services	0.1	0.2	0.1
Tax compliance services	0.1	0.1	—
All other non-audit services*	0.1	0.1	0.1
	1.1	1.3	1.1

*	All other non-audit services consist predominantly of fees for the performance of royalty audits

6	Exceptional items

IP indemnity and similar charges

As noted in prior financial statements, the Company had been in discussions with a licensee to re-negotiate the terms upon which the Company would indemnify that licensee. During 2013, terms were executed and the Company incurred indemnification costs amounting to $18.0 million. Further in relation to legal proceedings regarding the same patent portfolio, for a consideration of $45.4 million, ARM entered into a licence agreement with a third party covering patents being asserted against ARM technology in litigation between the patentee and a number of licensees of ARM technology. The licence was entered into in full and final settlement of any indemnity claims with respect to the asserted patents and will prevent any future assertion of the patents against ARM technology.  Total indemnification, settlement and licence costs of $63.4 million (£41.8 million) were expensed, as an exceptional item in 2013, resulting in a tax deduction in current tax of £9.7 million.

Impairment of available for sale financial assets (current)

During the year, the Company has participated in a consortium, via a trust, to acquire certain patent rights. These rights were not subject to actual or threatened legal proceedings. Of the Company’s total contribution to the consortium, $100.5 million was classified within current AFS financial assets (£60.7 million after translation at 31 December 2013 exchange rates) and $67 million, the residual, was classified within other intangible assets (£37.4 million after amortization to 31 December 2013). The available-for-sale financial asset represented ARM’s right to receive cash from the Company's financial interest in the consortium as it was anticipated that a program of licensing the patents to third parties would be undertaken by the trust. The other intangible asset consists of IP rights that are being amortized over a period of eight and a half years, being the average remaining life of the underlying patent portfolio.

In Q4 2013, the trust made a strategic decision not to pursue a licensing program and the portfolio was put up for sale by auction. The Company acquired the Patents in January 2014 for $4.0 million (£2.4 million) which will be accounted for as an additional intangible asset.  As there is no longer an expectation of any future cash flows with respect to licensing of the patents by the trust, the AFS financial asset has been impaired down to the value of the Company’s share of the auction proceeds, giving rise to a non-cash exceptional charge of $98.5 million (£59.5 million).  As disclosed in note 7, a deferred tax asset has not been recognized in relation to this exceptional item, increasing the current tax charge by £18.3 million.

7	Tax

Analysis of charge in the year:
	2011 £ million	2012 £ million	2013 £ million
Current tax:
Current tax on profits for the year	45.7	47.5	56.5
Adjustments in respect of prior years	(0.1)	(0.5)	(0.2)
Total current tax	45.6	47.0	56.3
Deferred tax:
Origination and reversal of temporary differences	(2.3)	11.8	(4.1)
Impact of change in the UK tax rate	1.0	1.5	0.1
Impact of change due to UK patent box regime	—	—	5.5
Total deferred tax	(1.3)	13.3	1.5
Income tax expense	44.3	60.3	57.8

Analysis of tax on items charged to equity:
	2011 £ million	2012 £ million	2013 £ million
Deferred tax (credit)/charge on outstanding share options and awards	(23.2)	9.7	4.8
Current tax benefit on share options and awards	(22.2)	(27.4)	(27.0)
Deferred tax charge/(credit) on AFS financial assets	0.1	(0.1)	—

The tax charge for the year was different from the standard rate of corporation tax in the United Kingdom as explained below:

	2011 £ million	2012 £ million	2013 £ million
Profit before tax	156.9	221.0	162.6
Profit before tax at the corporation tax rate of 23.25% (2012: 24.5%, 2011: 26.5%)	41.6	54.2	37.8
Effects of:
Adjustments to tax in respect of prior years	(0.1)	(0.5)	(0.2)
Adjustments in respect of foreign tax rates	2.9	5.0	4.1
Research and development tax credits*	(10.2)	(5.5)	(6.6)
Current impact of the UK patent box regime	—	—	(4.8)
Remeasurement of deferred tax assets due to reduction in UK statutory tax rates	1.0	1.5	0.1
Remeasurement of deferred tax assets due to the UK patent box regime	—	—	5.5
U.S. deferred tax assets not recognised**	—	3.4	17.5
Foreign withholding tax	10.4	1.0	3.0
Amortization of other intangible assets	(0.1)	—	—
Impact of share-based payments	0.9	0.3	(1.5)
Other***	(2.1)	0.9	2.9
Total taxation	44.3	60.3	57.8

*
The provisions extending the US federal R&D tax credits into 2012 were signed on January 2, 2013. As a result of the provisions being enacted in 2013. 2012 R&D tax credits of £2.1 million have been accounted for in 2013.

**
Includes the tax impact of the exceptional charge of £59.5 million for the impairment of an AFS financial asset which gave rise to a tax loss that has not been recognized because it is not probable that the loss will be utilized.

***	Includes expenditure disallowable for tax purposes.

Deferred tax

Deferred tax is calculated in full on temporary differences under the liability method using the tax rate relevant to each tax jurisdiction.

The movement on the deferred tax account is shown below:
	2011 £ million	2012 £ million	2013 £ million
At January 1	78.3	105.9	70.1
Amount acquired with subsidiary undertaking	—	—	(1.2)
Income statement credit/(charge)	1.3	(13.3)	(1.5)
Adjustment in respect of share-based payments	23.2	(9.7)	(4.8)
Prior year movement from/(to) current tax assets	2.6	(11.6)	3.0
Exchange differences	0.6	(1.3)	(0.4)
Revaluation of AFS financial assets	(0.1)	0.1	—
At December 31	105.9	70.1	65.2

Deferred tax assets have been partially recognized in respect of tax losses and other temporary differences giving rise to deferred tax assets because it is not probable that the unrecognized portion of these assets will be recovered.

The amount of deferred tax assets unrecognized at December 31, 2013 was £23.2 million (2012: £4.4 million, 2011: £1.2 million). The unrecognized deferred tax asset relates to historic losses of acquired subsidiaries and the loss arising on the impairment of an AFS financial asset. The losses may remain unutilized due to restrictions imposed by local tax legislation and availability of relevant future profits.

No deferred tax has been recognized in respect of a further £33.2 million (2012: £35.0 million, 2011: £65.0 million) of unremitted earnings of overseas subsidiaries because the Company is in a position to control the timing of the reversal of the differences and either it is probable that such differences will not reverse in the foreseeable future or no tax is payable on the reversal.

The March 2012 Budget included changes to the main rates of tax for UK companies. The main rate of corporation tax decreased from 25% to 24% from April 1, 2012. At the balance sheet date the UK Government had enacted a 2% reduction in the main rate of UK corporation tax from 23% to 21% from April 1, 2014 and a further 1% reduction to 20% from April 1, 2015. The UK Government has also introduced the new patent box regime which seeks to tax all profits attributable to patented technology at a reduced rate of 10%. The rules are to be phased in over five years from April 1, 2013 – a company will be entitled to only 60% of the deduction in financial year 2013/14, rising to 100% by 2017/18. The impact of these changes on the deferred tax balances of the Company is included in the tax charge.

The movements in deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction as permitted by IAS 12) during the year are shown below. Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the balances net.

Deferred tax assets
	Amounts relating to share-based payments £ million	Temporary differences relating to fixed assets £ million	Tax losses and R&D tax credits carried forward £ million	Temporary differences relating to reserves £ million	Other £ million	Total £ million
At January 1, 2013	43.5	2.6	15.1	9.5	0.6	71.3
Amount acquired with subsidiary undertaking	—	—	0.5	—	—	0.5
Prior year movement to current tax assets	—	—	3.0	—	—	3.0
Income statement credit/(charge)	0.8	1.3	(2.8)	(1.5)	0.3	(1.9)
Movement on deferred tax arising on outstanding share options and awards	(4.8)	—	—	—	—	(4.8)
Unutilized current year share option deductions	(6.7)	—	6.7	—	—	—
Exchange differences	—	—	(0.4)	—	—	(0.4)
At December 31, 2013 (prior to offsetting)	32.8	3.9	22.1	8.0	0.9	67.7
Offsetting of deferred tax liabilities						(2.4)
At December 31, 2013 (after offsetting)						65.3
At January 1, 2012	59.5	4.6	30.9	12.7	—	107.7
Prior year movement to current tax assets	—	—	(11.6)	—	—	(11.6)
Income statement (charge)/credit	(0.1)	(2.0)	(9.1)	(3.2)	0.6	(13.8)
Movement on deferred tax arising on outstanding share options and awards	(9.7)	—	—	—	—	(9.7)
Unutilized current year share option deductions	(6.2)	—	6.2	—	—	—
Exchange differences	—	—	(1.3)	—	—	(1.3)
At December 31, 2012 (prior to offsetting)	43.5	2.6	15.1	9.5	0.6	71.3
Offsetting of deferred tax liabilities						(1.2)
At December 31, 2012 (after offsetting)						70.1

The deferred tax asset to be recovered after more than one year is £35.2 million (2012: £29.6 million)

Deferred tax liabilities
	Amounts relating to intangible assets arising on acquisition £ million	Temporary difference on AFS financial assets £ million	Other £ million	Total £ million
At January 1, 2013	1.1	—	0.1	1.2
Amount acquired with subsidiary undertaking	1.7	—	—	1.7
Movement in respect on amortization of intangible assets	(0.2)	—	—	(0.2)
Other short-term differences	(0.1)	—	(0.1)	(0.2)
At December 31, 2013 (prior to offsetting)	2.5	—	—	2.5
Offsetting of deferred tax assets				(2.4)
At December 31, 2013 (after offsetting)				0.1
At January 1, 2012	1.3	0.1	0.4	1.8
Movement in respect on amortization of intangible assets	(0.2)	—	—	(0.2)
Movement through reserves	—	(0.1)	—	(0.1)
Other short-term differences	—	—	(0.3)	(0.3)
At December 31, 2012 (prior to offsetting)	1.1	—	0.1	1.2
Offsetting of deferred tax assets				(1.2)
At December 31, 2012 (after offsetting)				—

The deferred tax liability due after more than one year prior to offsetting is £1.2 million (2012: £0.8 million, 2011: £1.0 million).

8	Dividends
	2011 £ million	2012 £ million	2013 £ million
Final 2010 paid at 1.74 pence per share	23.4	—	—
Interim 2011 paid at 1.39 pence per share	18.8	—	—
Final 2011 paid at 2.09 pence per share	—	28.8	—
Interim 2012 paid at 1.67 pence per share	—	23.0	—
Final 2012 paid at 2.83 pence per share	—	—	39.5
Interim 2013 paid at 2.1 pence per share	—	—	29.4
	42.2	51.8	68.9

In addition, the directors are proposing a final dividend in respect of the financial year ended December 31, 2013 of 3.6 pence per share, which will absorb an estimated £51 million of shareholders’ funds. Subject to approval at the 2014 AGM, it will be paid on May 16, 2014 to shareholders who are on the register of members on April 22, 2014.

9	Accounts receivable
	2012 £ million	2013 £ million
Trade debtors (including receivables from related parties – see note 24)	119.1	140.3
Less: Provision for impairment of trade debtors	(2.4)	(9.7)
Trade debtors, net	116.7	130.6
Amounts recoverable on contracts	7.8	5.6
Current accounts receivable	124.5	136.2

Movements in the Company’s provision for impairment of trade debtors are as follows:
	2011 £ million	2012 £ million	2013 £ million
At January 1	(2.1)	(1.7)	(2.4)
Charge to income statement	—	(0.4)	(4.0)
Utilized/(Reclassified from deferred income)	0.4	(0.4)	(3.5)
Foreign exchange	—	0.1	0.2
At December 31	(1.7)	(2.4)	(9.7)

See also note 17 for further disclosure regarding the credit quality of the Company’s gross trade debtors.

10	Prepaid expenses and other assets
	2012 £ million	2013 £ million
Other receivables	10.4	18.1
Prepayments and accrued income	125.2	21.7
Current prepaid expenses and other assets	135.6	39.8
Plus: non-current prepayments and accrued income	2.0	1.6
Total prepaid expenses and other assets	137.6	41.4

Included within prepayments and accrued income at December 31, 2012 was a prepayment amounting to £103.7 million, being the Company’s advance contribution to acquire rights to MIPS Technologies, Inc.’s portfolio of patents. The Company has determined that the participation in the consortium conferred on the Company two separate rights: an intangible asset, conferring the right to use the assets in the Company’s own business of £41.9 million (see note 14), and an AFS financial asset of £63.4 million (see note 11), conferring the right to certain potential future revenue streams arising from the licensing activities of the trust.

11	Available-for-sale financial assets
Non-current investments	2012 £ million	2013 £ million
Net book value
At January 1	27.3	13.8
Additions (including capitalized interest of £0.2 million in 2012)	3.2	8.9
Revaluation recognized through other comprehensive income	(0.4)	—
Disposals	(14.9)	(1.7)
Foreign exchange translation	—	(0.3)
Impairment recognized through income statement (general and administrative expenses)	(1.4)	(6.8)
At December 31	13.8	13.9

Current investments	2012 £million	2013 £million
Net book value
At January 1	—	—
Additions	—	63.4
Foreign exchange translation	—	(2.7)
Impairment recognized through income statement (as an exceptional item, see note 6)	—	(59.5)
At December 31	—	1.2

All investments noted above are considered to be level 3 financial assets (see note 17)

Non-current investments

Those unlisted companies in which the Company has invested are generally early-stage development enterprises, which are generating value for shareholders through research and development activities, and most do not currently report profits. The fair value of these investments is considered to approximate to cost or is determined using independent valuation information where available.

The Company’s investments include the following companies:

•	Amantys Limited

•	Ambiq Micro Inc.

•	Cambridge Innovation Capital plc

•	Carbon Design Systems Inc.

•	Cyclos Semiconductor Inc.

•	Marmalade Technologies Ltd. (formerly Ideaworks 3D Limited)

•	Shanghai Walden Venture Capital Enterprise

•	Thunder Software Technology Co. Ltd.

•	Triad Semiconductor Inc.

During the year the Company disposed of its investments in Arteris Holdings Inc and eSol Co. Ltd. Inc.

At December 31, 2013 and 2012, the Company had no listed investments.

Available-for-sale financial assets include the following:
	2012 £ million	2013 £ million
Unlisted equity securities – United Kingdom	3.7	6.2
Unlisted equity securities – China	2.0	1.9
Unlisted equity securities – Japan	0.9	—
Unlisted equity securities – United States	5.9	1.4
Convertible loan notes – United Kingdom	1.3	1.3
Convertible loan notes – United States	—	3.1
Total non-current financial assets	13.8	13.9

Available-for-sale financial assets are denominated in the following currencies:
	2012 £ million	2013 £ million
Sterling	12.5	9.5
US dollars	1.3	4.4
Total financial assets	13.8	13.9

A permanent 10% fall in the underlying value of those unlisted companies in which the Company has invested as at December 31, 2013 would have reduced the Company’s post-tax profit by £1.1 million (2012: £1.0 million) and resulted in a £nil (2012: £nil) reduction in other components of equity.

12	Property, plant and equipment
	Freehold buildings £ million	Leasehold improvements £ million	Computer equipment £ million	Fixtures, fittings and motor vehicles £ million	Assets in the course of construction £ million	Total £ million
Cost
At January 1, 2013	0.2	23.1	48.8	6.4	3.5	82.0
Additions	—	2.5	8.1	1.8	2.6	15.0
Acquisitions	—	—	0.1	0.1	—	0.2
Transfers	—	0.9	2.3	—	(3.2)	—
Reclassification*	—	—	(3.2)	—	(1.7)	(4.9)
Disposals	—	(1.7)	(5.7)	(1.0)	(0.4)	(8.8)
Exchange differences	—	(0.6)	(1.0)	(0.3)	(0.1)	(2.0)
At December 31, 2013	0.2	24.2	49.4	7.0	0.7	81.5
Accumulated depreciation
At January 1, 2013	0.1	13.9	27.5	4.4	—	45.9
Charge for the year	—	2.3	11.0	1.1	—	14.4
Acquisitions	—	—	0.1	—	—	0.1
Reclassification*	—	—	(3.2)	—	—	(3.2)
Disposals	—	(1.5)	(5.7)	(1.0)	—	(8.2)
Exchange differences	—	(0.2)	(0.8)	(0.1)	—	(1.1)
At December 31, 2013	0.1	14.5	28.9	4.4	—	47.9
Net book value At December 31, 2013	0.1	9.7	20.5	2.6	0.7	33.6

	Freehold buildings £ million	Leasehold improvements £ million	Computer equipment £ million	Fixtures, fittings and motor vehicles £ million	Assets in the course of construction £ million	Total £ million
Cost
At January 1, 2012	0.2	18.0	32.5	5.7	0.9	57.3
Additions	—	1.7	14.0	1.1	12.4	29.2
Transfers	—	4.9	4.9	—	(9.8)	—
Disposals	—	(1.1)	(1.8)	(0.2)	—	(3.1)
Exchange differences	—	(0.4)	(0.8)	(0.2)	—	(1.4)
At December 31, 2012	0.2	23.1	48.8	6.4	3.5	82.0
Accumulated depreciation
At January 1, 2012	0.1	13.5	21.8	3.8	—	39.2
Charge for the year	—	1.8	8.1	0.9	—	10.8
Disposals	—	(1.1)	(1.8)	(0.2)	—	(3.1)
Exchange differences	—	(0.3)	(0.6)	(0.1)	—	(1.0)
At December 31, 2012	0.1	13.9	27.5	4.4	—	45.9
Net book value At December 31, 2012	0.1	9.2	21.3	2.0	3.5	36.1
Net book value At January 1, 2012	0.1	4.5	10.7	1.9	0.9	18.1

Included within computer equipment are assets with net book value of £6.6 million (2012: £7.7 million) held under finance leases.

*Reclassification from property plant and equipment to intangible assets (software).

13	Goodwill
£ million
At January 1, 2012	542.5
Exchange differences	(23.1)
At December 31, 2012	519.4
Exchange differences	(9.9)
Acquisition – Sensinode (note 19)	6.4
Acquisition – Geomerics (note 19)	10.0
At December 31, 2013	525.9

During the fourth quarter of 2013, the Company tested its balance of goodwill for impairment in accordance with IAS 36, “Impairment of assets.” No impairment charge was recorded as a result of this annual impairment test.

Goodwill is allocated to the Company’s CGUs according to business segment. The carrying amounts of goodwill by CGU at December 31, 2013 are summarized below:

	Processor Division £ million	Physical IP Division £ million	System Design Division £ million	Company £ million
Goodwill relating to Artisan	119.0	357.1	—	476.1
Goodwill relating to Geomerics	10.0	—	—	10.0
Goodwill relating to Falanx	9.4	—	—	9.4
Goodwill relating to Axys	—	—	7.3	7.3
Goodwill relating to KEG and KSI	—	—	6.9	6.9
Goodwill relating to Sensinode	5.8	—	—	5.8
Goodwill relating to Prolific	—	3.1	—	3.1
Goodwill relating to Obsidian	3.0	—	—	3.0
Goodwill relating to Logipard	2.2	—	—	2.2
Goodwill relating to other acquisitions	2.1	—	—	2.1
Goodwill at December 31, 2013	151.5	360.2	14.2	525.9
Goodwill at December 31, 2012	138.0	367.0	14.4	519.4

The recoverable amount for each CGU has been measured based on a value-in-use calculation.

Allocation of goodwill relating to Artisan

The directors believed that, in addition to forming the basis of the Physical IP Division (PIPD), the Company’s acquisition of Artisan in 2004 would provide a benefit to the Processor Division (PD) for the following reasons:

•
The development of faster and more power-efficient microprocessors as a result of collaboration between PD and PIPD engineering teams. This is expected to generate more PD licensing deals at higher values.

•	The potential for PD to win more microprocessor licensing business as a result of ARM being able to offer both processor and physical IP in-house.

The goodwill relating to Artisan was allocated between the two divisions accordingly.

PD

PD encompasses those resources that are centered around microprocessor cores, including specific functions such as graphics IP, system IP, embedded software IP and configurable DSP IP.

The key assumptions in the value-in-use calculations were:

Period of projected cash flows The directors have used a ten-year forecast period with an assumed terminal growth rate after 2023 of 3% per annum. Given the long-term nature of the ARM licensing and royalty business model, it is considered appropriate to use a ten-year forecast period to assess the expected future cash flows to be generated from the assets under review.

Revenue growth Revenue growth assumptions are based on financial budgets and forecasts approved by senior management, taking into account typical semiconductor industry growth rates and ARM’s historical experience in the context of wider industry and economic conditions.

Operating margins Operating margins have been assumed to remain constant over the period of the calculation.

Discount rate Future cash flows are discounted at a rate of 10% per annum post tax.

Conclusion The directors are confident that the amount of goodwill allocated to PD is appropriate and that the assumptions used in estimating its fair value are appropriate. Whilst it is conceivable that a key assumption in the calculation could change, the directors believe that no reasonably foreseeable changes to key assumptions would result in an impairment of goodwill, such is the margin by which the estimated fair value exceeds the carrying value.

PIPD

PIPD is concerned with the building blocks necessary for translation of a circuit design into actual silicon.

The key assumptions in the value-in-use calculations were:

Period of projected cash flows The directors have used a ten-year forecast period with an assumed terminal growth rate after 2023 of 3% per annum. Given the long-term nature of the ARM licensing and royalty business model, it is considered appropriate to use a ten-year forecast period to assess the expected future cash flows to be generated from the assets under review.

This timescale is consistent with ARM’s experience in developing the processor licensing and royalty model. ARM has signed more than 1000 licenses with around 350 customers since the formation of the Company with less than half of these paying royalties thus far. As royalty revenues are a function of cumulative licensing, royalty growth gathers momentum as the licensing base grows – ARM processor royalties have increased from $72 million in 2003 to $495 million in 2013.

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

US dollar license revenues increased by 25% year-on-year in 2013 and royalty revenues increased by 13%. The increase in revenues was due mainly to the successful delivery of new products licensed in the previous year. Further licensing of new technology was achieved in the year and as a result, backlog at the end of 2013 was at a similar level to the beginning of the year. This continuing licensing activity is expected to translate into growth in royalty revenues in future years. The directors believe that the investment in the physical IP technology portfolio in recent years will not only generate growth in physical IP revenue in future years, but also contribute significantly to the success of PD due to the synergistic benefits of the combined technologies. An estimate of the increased benefits to PD arising as a result of the combination with physical IP products is taken in to account in calculating the value-in-use for PIPD. Over the ten year period of the forecast it is estimated that on average 8% of PD revenues would be allocated to PIPD. Demand for Processor Optimization Packs (POPs) continued to be strong in 2013, with a number of Partners taking licenses alongside PD processors.  POPs enable an enhanced and deterministic outcome for licensees when implementing ARM processors.

Operating margins Operating margins are assumed to increase gradually over time to approximately 15% by the end of the forecast period. In 2013, PIPD continued to make progress and recorded a profit on a normalized basis for the first time. This was mostly as a result of increased revenues offset by continued investment in the development of leading-edge technology.  Margins are expected to improve significantly in future years as license revenues from leading-edge products gather pace. Growth in high-margin royalty revenues will further improve profitability. Costs are expected to grow relatively slowly in real terms.

Discount rate Future cash flows are discounted at a rate of 10% per annum post tax.

Conclusion The directors are confident that the amount of goodwill allocated to PIPD and the assumptions used in estimating its fair value are appropriate. Whilst it is conceivable that a key assumption in the calculation could change, the directors believe that no reasonably foreseeable changes to key assumptions would result in an impairment of goodwill, such is the margin by which the estimated fair value exceeds the carrying value. The overall assessment is most sensitive to changes in the assumed revenues and benefits to the Processor Division (see Note 1, Critical, Estimates and Judgments). The directors have considered the impact of a number of scenarios on the overall valuation of the PIPD business, including a considerable reduction in the benefits assumed to be provided to the Processor Division. The results of this sensitivity analysis showed that applying a range of reasonable variations to the key assumptions would not change the conclusion that no impairment in the carrying value of the goodwill is required at December 31, 2013.

System Design Division

SDD develops and sells the tools and models used to create and debug software and SoC designs.

The key assumptions in the value-in-use calculations were:

Period of projected cash flows The directors have used a five-year forecast period with an assumed terminal growth rate after 2018 of 3% per annum. It is considered appropriate to use a five-year forecast period to properly reflect the weighted average period over which the benefits of the acquisitions of Axys, KEG and KSI are expected to accrue.

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

Conclusion The directors are confident that the amount of goodwill allocated to SDD and the assumptions used in estimating its fair value are appropriate. Whilst it is conceivable that a key assumption in the calculation could change, the directors believe that no reasonably foreseeable changes to key assumptions would result in an impairment of goodwill, such is the margin by which the estimated fair value exceeds the carrying value.

14	Other intangible assets
	Computer software £ million	Patents and licenses £ million	In-process research and development £ million	Developed technology £ million	Existing agreements and customer relationships £ million	Core technology £ million	Trademarks and tradenames £ million	Order backlog £ million	Total £ million
Cost
At January 1, 2013	14.1	26.8	5.9	39.6	53.3	16.8	4.5	2.0	163.0
Additions	2.0	74.1	—	7.5	0.3	—	—	—	83.9
Reclassification*	4.9	—	—	—	—	—	—	—	4.9
Disposals and derecognitions	(1.5)	—	—	—	—	—	—	(2.0)	(3.5)
Exchange differences	(0.1)	—	(0.1)	(0.4)	(0.8)	(0.3)	(0.1)	—	(1.8)
At December 31, 2013	19.4	100.9	5.8	46.7	52.8	16.5	4.4	—	246.5
Accumulated amortization
At January 1, 2013	10.3	23.1	5.9	37.7	52.8	15.5	4.5	2.0	151.8
Charge for the year	2.3	8.3	—	1.5	0.6	0.9	—	—	13.6

	Computer software £ million	Patents and licenses £ million	In-process research and development £ million	Developed technology £ million	Existing agreements and customer relationships £ million	Core technology £ million	Trademarks and tradenames £ million	Order backlog £ million	Total £ million
Reclassification*	3.2	—	—	—	—	—	—	—	3.2
Disposals and derecognitions	(1.5)	—	—	—	—	—	—	(2.0)	(3.5)
Exchange differences	—	—	(0.1)	(0.2)	(0.8)	(0.3)	(0.1)	—	(1.5)
At December 31, 2013	14.3	31.4	5.8	39.0	52.6	16.1	4.4	—	163.6
Net book value at December 31, 2013	5.1	69.5	—	7.7	0.2	0.4	—	—	82.9

*Reclassification from property, plant and equipment to intangible assets (software).

The net book value of patents and licenses includes a patent license agreement for interconnect technology used in SoCs, with a carrying value of £16.0 million at December 31, 2013 (2012: £nil) and a remaining useful life of 9 years,, and IP rights acquired from Bridge Crossing LLC (see note 6) with a carrying value of £37.4 million at December 31, 2013 (2012: £nil) and a remaining useful life of 8 years,.

	Computer software £ million	Patents and licenses £ million	In-process research and development £ million	Developed technology £ million	Existing agreements and customer relationships £ million	Core technology £ million	Trademarks and tradenames £ million	Order backlog £ million	Total £ million
Cost
At January 1, 2012	10.4	25.4	6.2	41.0	55.5	17.6	4.7	2.1	162.9
Additions	4.0	1.4	—	—	—	—	—	—	5.4
Disposals	(0.2)	—	—	—	—	—	—	—	(0.2)
Exchange differences	(0.1)	—	(0.3)	(1.4)	(2.2)	(0.8)	(0.2)	(0.1)	(5.1)
At December 31, 2012	14.1	26.8	5.9	39.6	53.3	16.8	4.5	2.0	163.0
Accumulated amortization
At January 1, 2012	9.0	20.8	6.2	37.7	54.6	15.3	4.7	2.1	150.4
Charge for the year	1.6	2.3	—	1.4	0.4	0.9	—	—	6.6
Disposals	(0.2)	—	—	—	—	—	—	—	(0.2)
Exchange differences	(0.1)	—	(0.3)	(1.4)	(2.2)	(0.7)	(0.2)	(0.1)	(5.0)
At December 31, 2012	10.3	23.1	5.9	37.7	52.8	15.5	4.5	2.0	151.8
Net book value at December 31, 2012	3.8	3.7	—	1.9	0.5	1.3	—	—	11.2

15	Accrued and other liabilities
	2012 £ million	2013 £ million
Accruals
Provision for payroll taxes on share awards	16.5	15.1
Employee bonus and sales commissions	23.8	26.5
Other accruals (including £2.6 million non-current (2012: £nil))	31.0	40.0
Total Accruals	71.3	81.6
Other taxation and social security	3.4	4.4
Other payables	4.6	4.7
Total accrued and other liabilities	79.3	90.7

16	Finance lease liabilities
	2012 £ million	2013 £ million
Gross finance lease liabilities – minimum lease payments:
Within one year	3.1	2.9
In the second to fifth years inclusive	3.0	1.5
Less: future finance charges	(0.3)	(0.2)
Present value of lease obligations	5.8	4.2
Amounts due for settlement within 12 months	2.9	2.7
Amounts due for settlement after 12 months	2.9	1.5
Present value of lease obligations	5.8	4.2

The Company has entered into a three- and a four- year finance lease arrangement in respect of certain IT equipment.

17	Financial instruments

(a)	Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below:

Financial assets
	Loans and receivables £ million	Assets at fair value through the income statement £ million	Available-for-sale £ million	Total £ million
At December 31, 2013
Cash and cash equivalents	43.8	—	—	43.8
Short-term deposits	544.1	—	—	544.1
Currency exchange contracts	—	5.1	—	5.1
Accounts receivable (gross of impairment provision)	145.9	—	—	145.9
Available-for-sale financial assets - unlisted	—	—	1.2	1.2
Total current financial assets	733.8	5.1	1.2	740.1
Long-term deposits	125.6	—	—	125.6
Loans and receivables	3.0	—	—	3.0
Available-for-sale financial assets - unlisted	—	—	13.9	13.9
Total non-current financial assets	128.6	—	13.9	142.5
Total financial assets	862.4	5.1	15.1	882.6
At December 31, 2012
Cash and cash equivalents	46.3	—	—	46.3
Short-term deposits	340.0	—	—	340.0
Currency exchange contracts	—	1.4	—	1.4
Accounts receivable (gross of impairment provision)	126.9	—	—	126.9
Total current financial assets	513.2	1.4	—	514.6
Long-term deposits	141.3	—	—	141.3
Loans and receivables	2.1	—	—	2.1
Available-for-sale financial assets - unlisted	—	—	13.8	13.8
Total non-current financial assets	143.4	—	13.8	157.2
Total financial assets	656.6	1.4	13.8	671.8

Financial liabilities
	2012 £ million	2013 £ million
Liabilities at amortized cost at December 31:
Accounts payable	5.9	7.0
Accrued and other liabilities *	46.8	56.3
Finance lease liabilities	5.8	4.2
	58.5	67.5
Liabilities at fair value through the income statement at December 31:
Embedded derivatives	2.5	7.0
Total financial liabilities	61.0	74.5

*	Non-financial liabilities are excluded from the accrued and other liabilities balance as this analysis is required only for financial instruments

Valuation hierarchy

As at December 31, 2013, the Company’s financial instrument assets consisted of currency exchange contracts at fair value through the income statement (level 2) of £5.1 million (2012: £1.4 million) and AFS financial assets (level 3) of £1.2 million (current) and £13.9 million (non-current) (2012: 13.8 million non-current).

As at December 31, 2013, the Company’s financial instrument liabilities consisted of embedded derivatives (level 2) of £7.0 million (2012: £2.5 million). The Company had no level 1 financial instruments as at December 31, 2013 (2012: £nil).

Level 2 currency exchange contracts comprise forward exchange contracts and foreign currency options.  The fair value of the forward exchange contracts is determined using forward exchange rates as quoted in an active market. The fair value of foreign currency options is based upon valuations performed by management and the respective banks holding the currency instruments.

Level 2 embedded derivatives are fair valued using forward exchange rates that are quoted in an active market.

Level 3 AFS financial assets consist of unlisted equity investments and other current investments. The estimated fair value of the unlisted equity investments approximates to cost less any permanent diminution in value (based on management’s estimate of forecast profitability and achievement of set objectives by the relevant entity), except where independent valuation information is obtained, e.g. through the occurrence of funding or other transactions in the relevant entity's equity instruments.

The current investment was initially held at the value of the expected licensing program related to the MIPs patent portfolio.  This was estimated by reference to the amounts that it was expected certain potential licensees would be prepared to pay for a license.  At December 31, 2013 the value of the current investment has been based on the amount that is recoverable from an auction process which was held in January 2014.

Whilst it is conceivable that a key assumption in the Level 3 calculation could change, the directors believe that no reasonably foreseeable changes to key assumptions would result in a significant change in fair value.

Maturity of financial liabilities

The table below analyses the Company’s financial liabilities into relevant maturity groupings based on the remaining period from the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

	Less than six months	Between six months and one year	Between one year and two years	Over two years
	£ million	£ million	£ million	£ million
At December 31, 2013:
Accounts payable	7.0	—	—	—
Accrued and other liabilities	52.8	0.9	2.6	—
Finance lease liabilities	1.0	1.7	1.2	0.3
Embedded derivatives	2.4	1.6	2.2	0.8
At December 31, 2012:
Accounts payable	5.9	—	—	—
Accrued and other liabilities	46.8	—	—	—
Finance lease liabilities	0.8	2.1	2.2	0.7
Embedded derivatives	0.8	0.7	0.6	0.4

During 2012, the Company entered into a three-month fixed-rate debt facility for $160 million (£99.8 million) to facilitate the contribution to acquire rights to MIPS Technologies, Inc’s portfolio of patents (see note 6). This facility was fully settled by December 31, 2012. The Company had no borrowings during 2013.

Loans and receivables

During 2010 the Company invested £2.5 million in an interest-free charitable bond with Future Business. This was recognized in loans and receivables at its initial fair value of £1.9 million, measured using the effective interest method, which resulted in a charge of £0.6 million being recognized as interest payable and similar charges during 2010. In addition, during 2013, the Company invested a further £0.7 million with Future Business. The carrying value of the total loan amounted to £3.0 million at December 31, 2013 (2012: £2.1 million), with £0.1 million being recognized as interest receivable during 2013 (2012: £0.1 million).

Short-term deposits

The effective interest rate on short-term deposits outstanding at the year end was 1.85% (2012: 2.70%) and these deposits have an average maturity of 178 days (2012: 190 days).

Long-term deposits

The effective interest rate on long-term deposits outstanding at the year end was 1.65% (2012: 3.32%)  and these deposits have an average maturity of 531days (2012: 489 days).

Derivative financial instruments

The table analyses the Company’s derivative financial instruments into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Amounts due within 12 months equal their carrying balances as the impact of discounting is not significant.

	Less than three months million	Over three months but less than six months million	Between six months and one year million	Greater than one year million
Foreign exchange forward contracts – held-for-trading at December 31, 2013
Outflow	$98.0	$13.0	$23.0	$9.0
Inflow	£60.9	£8.0	£14.7	£6.0
Foreign exchange options – held-for-trading at December 31, 2013
Outflow (maximum)	$41.0	$29.3	$26.2	—
Inflow (maximum)	£26.8	£19.4	£17.6	—
Foreign exchange forward contracts – held-for-trading at December 31, 2012

	Less than three months million	Over three months but less than six months million	Between six months and one year million	Greater than one year million
Outflow	$51.0	$8.0	$12.0	—
Inflow	£31.9	£5.0	£7.5	—
Foreign exchange options – held-for-trading at December 31, 2012
Outflow (maximum)	$38.9	$37.3	$13.5	—
Inflow (maximum)	£25.3	£24.3	£8.6	—

Fair value of currency exchange contracts

The fair value of currency exchange contracts is estimated using the settlement rates. The estimation of the fair value of the asset in respect of currency exchange contracts was £5.1 million at December 31, 2013 (2012: liability of £1.4 million). The resulting gains and losses on the movement of the fair value of currency exchange contracts are recognized in the income statement under general and administrative expenses, amounting to a gain of £3.4 million (2012: £8.3 million; 2011: £2.7 million).

(b)  Credit quality of financial assets

Trade debtors

On a quarterly basis, all trade debtors more than three months overdue are considered for impairment on a line-by-line basis. Either a provision is made or the lack thereof is justified, with review by senior members of the Company’s finance team.
	2012 £ million	2013 £ million
Trade debtors (gross of impairment provision):
Not yet due	80.1	76.1
Under 90 days overdue	27.3	41.2
Over 90 days but not provided for	9.3	13.2
Fully provided for	2.4	9.8
Total	119.1	140.3

As shown above, at December 31, 2013 trade debtors less than 90 days overdue amounted to £41.2 million. Of those outstanding at December 31, 2013, £22.8 million had been collected by March 3, 2014 and £15.3 million were owed by large, established customers. Similarly, debtors more than 90 days overdue and not provided for amounted to £13.2 million of which £5.0 million had been collected by March 3, 2014 and £4.2 million was owed by large, established customers. For the remainder, discussions regarding repayment are ongoing and repayment schedules have been agreed with the customers concerned. These will be monitored on a quarterly basis in accordance with the control outlined above. No further analysis has been provided here on the quality of these debts as they are not felt to pose a material threat to the Company’s future results.

As shown above, at December 31, 2013, trade debtors fully provided for amounted to £9.8 million (2012: £2.4 million). Of those provided for at December 31, 2013, £4.0 million relates to trade debtors that are up to six months overdue (2012: £0.6 million) and £5.8 million relates to trade debtors that are over six months overdue (2012: £1.8 million).

At December 31, 2013 no individual customer accounted for over 10% of accounts receivable (2012: one).

Credit Risk

Financial instrument counterparties are subject to pre-approval by the directors and such approval is limited to financial institutions with a Moody’s rating of at least A2/P-1, a Fitch rating of at least A/F1, or UK building societies with over £2 billion in assets, except in certain jurisdictions where the cash holding concerned is immaterial. At December 31, 2013 and 2012, the majority of the Company’s cash and cash equivalents, short- and long-term deposits were deposited with major clearing banks and building societies in the UK and US in the form of money market deposits and corporate bonds for varying periods of up to three years. At December 31, 2013, 98%

(2012: 93%) of the Company’s cash and cash equivalents, and short- and long-term deposits were deposited with major clearing banks and building societies fulfilling these criteria. The majority of the Company’s cash currently falling outside of the counterparty criteria is held with building societies that were within criteria when the deposits were placed.

Interest rate risk

At December 31, 2013, the Company had £713.7 million (2012: £523.6 million) of interest-bearing assets. At December 31, 2013, 93% (2012: 91%) of interest-bearing assets (comprising cash and cash equivalents, short- and long-term deposits, loans and receivables, and the Company’s convertible loan notes) are at fixed rates and are therefore exposed to fair value interest rate risk. Had interest rates been 1% (100 basis points) lower throughout the year, interest receivable would have reduced by approximately £5.8 million (2012: £5.3 million) and profit after tax by £4.6 million (2012: £4.0 million).

Currency risk

At December 31, 2013, the Company had outstanding currency exchange contracts to sell $143 million (2012: $71 million) for sterling. In addition, the Company utilizes option instruments which have various provisions that, depending on the spot rate at maturity, give either the Company or the counterparty the option to exercise. At December 31, 2013, the Company had outstanding currency options under which the Company may, under certain circumstances, be required to sell up to $97 million (2012: $90 million) for sterling. A common scenario with options of this type is that the spot price at expiry is such that neither the Company nor the counterparty chooses to exercise the option. At December 31, 2013, the Company had $230 million (2012: $190 million) of accounts receivable denominated in US dollars at that date, and US dollar cash and cash equivalents, and short-term deposits of $14 million (2012: $22 million). Thus the Company’s US dollar assets exceeded its currency exchange contracts and currency options at the year end. Management assesses the volume and timing of currency exchange contracts taking into consideration both the current and expected future level of US dollar assets. Based on the predictable nature of the Company’s cash flows, the Company typically has a greater value of currency exchange contracts outstanding than US dollar assets held. As such, after the balance sheet date, the Company has entered into additional currency exchange contracts, returning the Company to its usual position in this regard, at the date of this report.

At December 31, 2013, if sterling had strengthened by 10% against foreign currencies with all other variables held constant, post-tax profit for the year would have been £9.5 million lower (2012: £12.1 million lower), mainly as a result of the mix of financial instruments at respective year ends.

18	Share capital
Authorized	2012 £ million	2013 £ million
2,200,000,000 ordinary shares of 0.05 pence each (2012: 2,200,000,000)	1.1	1.1

	2012		2013
	Number of shares (millions)	Value £ million	Number of shares (millions)	Value £ million
Issued and fully paid
At January 1	1,351.3	0.7	1,380.8	0.7
Alloted under employee incentive schemes	29.5	—	19.5	—
December 31	1,380.8	0.7	1,400.3	0.7

During 2013, the aggregate consideration received on issue of new share capital allotted under employee incentive schemes was £5.9 million (2012: £5.6 million).

19	Acquisitions

There were two acquisitions made in 2013: Sensinode Oy, acquired on July 19, 2013 for $11.7 million (£7.7 million), and Geomerics Limited, acquired on December 12, 2013 for £13.4 million. The Company acquired the entire share capital of both entities, which have been accounted for as acquisitions.

Sensinode, a company based in Oulu, Finland, is a provider of software technology for the Internet of Things (IoT). Sensinode is a pioneer in software for low-cost, low-power internet-connected devices and has been a key contributor to open standards for IoT. This acquisition enables Sensinode’s expertise and technology to be accessible to the ARM Partnership and through the ARM mbed project it will enable rapid deployment of new and innovative IoT applications.

Geomerics, a company based in Cambridge, United Kingdom, is a leader in lighting technology for the gaming and entertainment industries. The acquisition expands ARM's position at the forefront of the visual computing and graphics industries. Additionally, the agreement enables Geomerics to build on their existing partnerships as well as accelerate their development in the mobile market.

For the above reasons, combined with the ability to hire the workforce of both Sensinode and Geomerics, including the founders and the management team, the Company paid a premium for both companies, giving rise to goodwill.  All intangible assets were recognized at their fair values, with the residual excess over net assets being recognized as goodwill.

From July 19, 2013 to 31 December 2013, the acquisition of Sensinode contributed £0.1 million in revenue and incurred a loss of £nil. If Sensinode had been consolidated from January 1, 2013, the consolidated income statement would have included £0.2 million of revenue and £0.9 million of pre-tax loss.

From December 12, 2013 to December 31, 2013, the acquisition of Geomerics contributed £nil in revenue and incurred a loss of £0.1 million. If Geomerics had been consolidated from January 1, 2013, the consolidated income statement would have included £0.7 million of revenue and £1.1 million of pre-tax loss.

The following table summarises the consideration and provisional fair values of the assets acquired and liabilities assumed at the date of each acquisition.

	Sensinode		Geomerics
	July 19, 2013		December 12, 2013
	£ millon	$ million	£ million
Cash, accounts receivable, other current assets and property, plant and equipment	0.3	0.5	0.2
Intangible assets	2.8	4.3	5.0
Accrued and other liabilities	(0.5)	(0.8)	(0.8)
Loans payable	(1.1)	(1.6)	—
Deferred tax liabilities (net)	(0.2)	(0.3)	(1.0)
Net assets acquired	1.3	2.1	3.4
Goodwill	6.4	9.6	10.0
Consideration	7.7	11.7	13.4

The consideration for both acquisitions was paid in cash.  All transaction expenses incurred by the Company have been charged to the income statement within general and administrative expenses.

Other

There were no acquisitions in 2012, but the following acquisitions were made in 2011.

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

The following table summarizes the consideration and fair values of the assets acquired and liabilities assumed as at June 15, 2011. There have been no changes to fair values during 2012 or 2013.

	£ million	$ million
Accounts receivable	0.5	0.8
Other current assets	0.1	0.1
Property, plant and equipment	—	0.1
Intangible assets	2.7	4.4
Deferred revenue	(0.4)	(0.6)
Accrued and other liabilities	(2.6	(4.3)
Net assets acquired	0.3	0.5
Goodwill	3.2	5.1
Consideration	3.5	5.6

The consideration was all paid in cash.  All transaction expenses incurred by the Company have been charged to the income statement within general and administrative expenses.

 During 2013, the Company made a payment of £2.0 million (2012: £2.2 million) in respect of time-based and performance bonuses due as a result of the acquisition of Obsidian Software Inc.

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

The following table summarizes the consideration and fair values of the assets acquired and liabilities assumed as at October 31, 2011. There have been no changes to fair values during 2012 or 2013.

	£ million	$ million
Intangible assets	2.4	3.7
Deferred revenue	(0.2)	(0.3)
Accrued and other liabilities	(0.5)	(0.8)
Net assets acquired	1.7	2.6
Goodwill	3.3	5.1
Consideration	5.0	7.7

The consideration was all paid in cash.  All transaction expenses incurred by the Company have been charged to the income statement within general and administrative expenses.

During 2013, the Company made payments of £0.6 million (2012: £0.8 million) in respect of time-based and performance bonuses due as a result of the acquisition of Prolific Inc.

During 2011, the Company made a payment of £0.5 million in respect of final consideration for the acquisition of Keil Elektronik GmbH. This payment was in respect of a previously accrued liability and therefore had no impact on the income statement.

20	Share-based payments

Since 2006, the Company has issued RSUs to employees, which are actual share awards on vesting rather than options to buy shares at a fixed exercise price.

The main RSU awards (to employees in all jurisdictions other than France) vest 25% on each anniversary over four years. RSU awards to our French employees vest 50% after two years, and then a further 25% after three and four years.

Additionally, the Company operates a DAB plan. Under the DAB plan, which is for directors and selected senior management within the Group, participants are required to defer 50% of any related annual bonus into shares on a compulsory basis. These shares will be deferred for three years, and then a matching award will be made depending on the achievement of an EPS performance condition over that time. This scheme will be replaced after the February 2014 grant and replaced with a cash-only bonus. For details of the new scheme, see “Board Practices - Remuneration Policy”

The Company also operates the LTIP, also for directors and selected senior management, whereby share awards are made and vest depending on the Company’s TSR performance compared to two comparator groups over the three-year performance period. Grants were made for the last time under this scheme in February 2013 and it will be replace by a new LTIP for 2014 grants onwards. For details of the new scheme, see “Board Practices – Remuneration Policy”

The Company also offers SAYE schemes for employees and executive directors of the Company. The number of options granted is related to the value of savings made by the employee. The period of savings is three or five years. The option price for grants is set at 80% of the market share price prior to the announcement of the grant, and the right to exercise normally only arises for a six-month period once the savings have been completed. The Company also operates a savings-related option scheme for employees in the US, India, Japan, South Korea and Taiwan, namely the ESPP. The number of options granted is related to the value of savings made by the employee. The period of savings is six months, with the option price being at 85% of the lower of the market share price at the beginning and end of the scheme.

The Company has in the past issued share options under several additional schemes, whereby shares in the Company can be granted to employees and directors. Options are granted with a fixed exercise price equal to the market price of the shares under option at the date of grant. These schemes are the UK Inland Revenue Executive Approved Share Option Plan (the “Executive Scheme”), the Unapproved Scheme (the “Unapproved Scheme”), the French Scheme and various schemes that the Company assumed on the acquisition of Artisan in 2004. Shares options in these schemes are no longer granted, although the Company reserves the right to award options to employees going forward. Shares relating to these schemes have all vested in prior years and therefore there is no share-based payment charge associated with them for 2012 or 2013.

As disclosed in note 4, staff expenses arising from these share-based compensation schemes of £59.2 million (2012: £37.1 million; 2011: £40.5 million) were charged to the income statement in the year. This is in line with the Company’s policies for recognition and measurement of the costs associated with these remuneration schemes as outlined in note 1.

The fair value of options granted was estimated on the date of grant using the Black-Scholes option pricing model, except for the ESPP whose fair value is the intrinsic value of the award at the date of vest. The following assumptions for each option grant during 2010, 2011 and 2012 were as follows:

Grant date	Feb 16, 2013	Jun 23, 2013	Apr 30, 2013	Oct 31, 2013	Feb 16, 2012
Scheme	ESPP	SAYE	ESPP	ESPP	ESPP
Share price at grant date	£9.25	£7.725	£9.96	£9.94	£5.905
Exercise price	4.964	7.9616	5.6525	8.449	4.42
Number of employees	391	350	151	605	373
Shares under option	330,676	210,605	35,386	228,335	333,464
Vesting period (years)	—	3-5	—	—	—
Expected volatility	—	37%-40%	—	—	—
Expected life (years)	—	3-5	—	—	—
Risk-free rate	—	0.5%	—	—	—
Dividend yield	—	0.58%	—	—	—
Fair value per option	£4.286	£1.828-2.510	£4.3075	£1.491	£1.485

Grant date	Jun 23, 2012	Aug 16, 2012	Feb 16, 2011	Jun 23, 2011	Aug 16, 2011
Scheme	SAYE	ESPP	ESPP	SAYE	ESPP
Share price at grant date	£5.06	£5.74	£6.225	£5.68	£5.26
Exercise price	3.916	4.876	2.62	4.464	4.471
Number of employees	490	372	294	423	319
Shares under option	720,922	306,497	451,423	552,903	279,806
Vesting period (years)	3-5	—	—	3-5	—
Expected volatility	38%-43%	—	—	42%-43%	—
Expected life (years)	3-5	—	—	3-5	—
Risk-free rate	0.5%	—	—	0.5%	—
Dividend yield	0.69%	—	—	0.51%	—
Fair value per option	£1.728-2.175	£0.864	£3.605	£2.13-2.423	£0.789

The fair value of RSUs, LTIP and DAB awards granted was estimated on the date of grant using the Black-Scholes option pricing model. As all are share awards with no exercise price, all awards have been deemed to have an exercise price of £0.0000001 in the Black-Scholes model. The following assumptions for each grant during 2013, 2012 and 2011 were as follows:

Grant date	Feb 8, 2013	Feb 8, 2013	Feb 8, 2013	Feb 8, 2013
Scheme	DAB	RSU	French RSU	LTIP
Share price at grant date	£9.245	£9.245	£9.245	£9.245
Number of employees	53	2,207	93	55
Shares awarded	466,174	7,686,539	286,900	742,469
Vesting period (years)	3	1-4	2-4	3
Expected volatility	37%	30%-37%	35%-37%	37%
Expected life (years)	3	1-4	2-4	3
Risk-free rate	0.5%	0.5%	0.5%	0.5%
Dividend yield	0.49%	0.49%	0.49%	0.49%
Fair value per option	£9.111	£9.067-9.200	£9.067-9.155	£9.111

Grant date	May 8, 2013	May 8, 2013	Aug 13, 2013	Aug 13, 2013
Scheme	RSU	French RSU	RSU	French RSU
Share price at grant date	£10.46	£10.46	£8.89	£8.89
Number of employees	102	3	134	4
Shares awarded	258,224	6,645	318,934	6,347
Vesting period (years)	1-4	2-4	1-4	2-4
Expected volatility	30%-38%	34%-38%	31%-36%	32%-36%
Expected life (years)	1-4	2-4	1-4	2-4
Risk-free rate	0.5%	0.5%	0.5%	0.5%
Dividend yield	0.43%	0.43%	0.55%	0.55%
Fair value per option	£10.282-10.415	£10.282-10.37	£8.69-8.836	£8.69-8.787
Grant date	Aug 13, 2013	Nov 12, 2013	Nov 12, 2013
Scheme	LTIP	RSU	French RSU
Share price at grant date	£8.89	£9.495	£9.495
Number of employees	1	252	9
Shares awarded	11,280	494,746	16,478
Vesting period (years)	3	1-4	2-4
Expected volatility	36%	31%-36%	31%-36%
Expected life (years)	3	1-4	2-4
Risk-free rate	0.5%	0.5%	0.5%
Dividend yield	0.55%	0.52%	0.52%
Fair value per option	£8.738	£9.30-9.446	£9.30-9.397

Grant date	Feb 8, 2012	Feb 8, 2012	Feb 8, 2012	Feb 8, 2012	May 8, 2012
Scheme	DAB	RSU	French RSU	LTIP	RSU
Share price at grant date	£5.68	£5.68	£5.68	£5.68	£5.07
Number of employees	50	1,918	91	54	108
Shares awarded	850,741	3,012,604	128,067	1,102,625	159,720
Vesting period (years)	—	1-4	2-4	3	1-4
Expected volatility	39%	34%-45%	39-45%	39%	37-42%
Expected life (years)	3	1-4	2-4	3	1-4
Risk-free rate	0.5%	0.5%	0.5%	0.5%	0.5%
Dividend yield	0.61%	0.61%	0.61%	0.61%	0.69%
Fair value per share	£5.577	£5.542-5.671	£5.542-5.611	£5.577	£4.933-5.035

Grant date	May 8, 2012	Aug 13, 2012	Aug 13, 2012	Nov 12, 2012	Nov 12, 2012
Scheme	French RSU	RSU	French RSU	RSU	French RSU
Share price at grant date	£5.07	£5.74	£5.74	£7.125	£7.125
Number of employees	4	126	1	159	3
Shares awarded	4,230	213,201	960	275,270	2,490
Vesting period (years)	2-4	1-4	2-4	1-4	2-4
Expected volatility	38-42%	35-41%	38-41%	31-40%	38-40%
Expected life (years)	2-4	1-4	2-4	1-4	2-4
Risk-free rate	0.5%	0.5%	0.5%	0.5%	0.5%
Dividend yield	0.69%	0.66%	0.66%	0.53%	0.53%
Fair value per share	£4.933-5.001	£5.592-5.703	£5.592-5.665	£6.976-7.087	£6.976-7.05
Grant date	Feb 8, 2011	Feb 8, 2011	Feb 8, 2011	Feb 8, 2011	May 8, 2011
Scheme	DAB	RSU	French RSU	LTIP	RSU
Share price at grant date	£6.11	£6.11	£6.11	£6.11	£5.95
Number of employees	43	1,675	92	46	58
Shares awarded	641,059	5,945,805	316,888	921,443	186,820
Vesting period (years)	—	1-4	2-4	3	1-4
Expected volatility	46%	37-46%	37-46%	46%	39-44%

Grant date	Feb 8, 2011	Feb 8, 2011	Feb 8, 2011	Feb 8, 2011	May 8, 2011
Scheme	DAB	RSU	French RSU	LTIP	RSU
Expected life (years)	3	1-4	2-4	3	1-4
Risk-free rate	0.5%	0.5%	0.5%	0.5%	0.5%
Dividend yield	0.47%	0.47%	0.47%	0.47%	0.49%
Fair value per share	£6.024	£5.995-6.081	£5.995-6.052	£6.024	£5.835-5.921

Grant date	May 8, 2011	Aug 13, 2011	Aug 13, 2011	Nov 12, 2011	Nov 12, 2011
Scheme	French RSU	RSU	French RSU	RSU	French RSU
Share price at grant date	£5.95	£5.26	£5.26	£6.345	£6.345
Number of employees	2	87	4	80	1
Shares awarded	8,750	385,420	7,950	189,380	765
Vesting period (years)	2-4	1-4	2-4	1-4	2-4
Expected volatility	39-44%	39-45%	39-45%	41-46%	41-46%
Expected life (years)	2-4	1-4	2-4	1-4	2-4
Risk-free rate	0.5%	0.5%	0.5%	0.5%	0.5%
Dividend yield	0.49%	0.60%	0.60%	0.49%	0.49%
Fair value per share	£5.835-5.892	£5.136-5.229	£5.136-5.198	£6.221-6.314	£6.221-6.283

The expected volatility was primarily based upon historical volatility adjusted for past one-time events that are not expected to re-occur. The expected life is the expected period to exercise.

A reconciliation of option and share award movements during the year to December 31, 2013 is shown below. Share awards do not have an exercise price and therefore the reconciliation below shows only the number of awards, with no corresponding weighted average exercise prices.

	2012			2013
	Options Number	Weighted average exercise price	RSUs/ LTIP/DAB Number	Options Number	Weighted average exercise price	RSUs/ LTIP/DAB Number
Outstanding at January 1	6,581,438	£1.221	35,215,062	3,738,922	£1.994	£23,255,834
Granted	1,360,883	£4.280	14,448,979	805,002	6.765	14,972,806
Forfeited	(234,196)	£3.570	(914,068)	(57,969)	4.257	(974,255)
Lapsed	(10,589)	£0.910	—	(47,313)	0.575	—
Exercised	(3,958,614)	£1.404	(25,494,139)	(2,468,723)	2.414	(17,026,729)
Outstanding at December 31	3,738,922	£1.994	23,255,834	1,969,919	£3.385	20,227,656
Exercisable at December 31	985,557	£0.685	—	392,451	£0.723	—

	2011
	Options Number	Weighted average exercise price	RSUs/ LTIP/DAB Number
Outstanding at January 1	13,452,860	£0.899	42,469,526
Granted	1,284,132	£3.815	14,696,383
Forfeited	(171,095)	£1.113	(831,400)
Lapsed	(219,847)	£1.186	—
Exercised	(7,764,612)	£1.096	(21,119,447)
Outstanding at December 31	6,581,438	£1.221	35,215,062
Exercisable at December 31	3,020,599	£0.681	—

The weighted average share price at the date of exercise or vest of the above share options and awards was £9.29 (2012: £5.72; 2011: £5.90).

The following options over ordinary shares were in existence at December 31:

2013 Exercise price (£)	Number outstanding	Weighted average exercise price £	Weighted average remaining life Expected Years	Weighted average remaining life Contractual Years
Outstanding options:
0.7–0.854	571,846	0.76	0.49	0.78
1.01–1.055	19,166	1.04	0.52	1.05
1.25	1,360	1.25	0.04	0.08
1.948–7.96	1,377,547	4.51	2.00	2.25
Total	1,969,919	3.38	1.55	1.81

Outstanding RSU/LTIP/DAB awards:
0.00 (RSUs)	16,792,567	—	1.20	1.20
0.00 (LTIP)	2,054,203	—	1.12	1.12
0.00 (DAB)	1,380,886	—	1.06	1.06
Total	20,227,656	—	1.18	1.18

2012 Exercise price (£)	Number outstanding	Weighted average exercise price £	Weighted average remaining life Expected Years	Weighted average remaining life Contractual Years
Outstanding options:
0.47–0.854	1,514,873	0.72	0.87	1.37
1.005–1.055	46,114	1.04	1.03	2.05
1.25	32,813	1.25	0.54	1.08
1.325–4.464	2,145,122	2.93	1.77	1.97
Total	3,738,922	1.99	1.38	1.72

Outstanding RSU/LTIP/DAB awards:
0.00 (RSUs)	16,750,069	—	0.93	0.93
0.00 (LTIP)	4,189,314	—	0.82	0.82
0.00 (DAB)	2,316,451	—	1.06	1.06
Total	23,255,834	—	0.92	0.92

2011 Exercise price (£)	Number outstanding	Weighted average exercise price £	Weighted average remaining life Expected Years	Weighted average remaining life Contractual Years
Outstanding options:
0.27–0.4375	129,632	0.35	0.44	0.88
0.47–0.854	4,020,157	0.69	1.16	1.89
1.005–1.055	561,523	1.05	0.27	0.53
1.104–1.25	84,308	1.18	1.12	1.49
1.325–4.464	1,785,818	2.52	1.87	2.23
Total	6,581,438	1.22	1.26	1.84

Outstanding RSU/LTIP/DAB awards:
0.00 (RSUs)	23,735,397	—	1.09	1.09
0.00 (LTIP)	8,327,095	—	0.62	0.62
0.00 (DAB)	3,152,570	—	0.83	0.83
Total	35,215,062	—	0.95	0.95

21	Capital and other financial commitments
	2012 £ million	2013 £ million
Contracts placed for future capital and other financial expenditure not provided in the financial statements	0.6	9.8

Included in the amount for 2013 is £9.1 million relating to the expansion of the US high-performance computing cluster.

22	Operating lease commitments–minimum lease payments

At December 31, 2012 and 2013, the Company had commitments under non-cancellable operating leases as follows:

	2012			2013
	Land and buildings £ million	Other £ million	Total £ million	Land and buildings £ million	Other £ million	Total £ million
The future aggregate minimum lease payments under non-cancellable operating leases are as follows:
Within one year	6.8	20.4	27.2	8.5	18.3	26.8
Later than one year and less than five years	16.9	21.5	38.4	23.1	5.3	28.4
After five years	6.7	—	6.7	9.0	—	9.0
At December 31	30.4	41.9	72.3	40.6	23.6	64.2

The Company leases office buildings and EDA tools software under non-cancellable operating lease agreements. The remaining lease terms are between two and ten years, and the majority of lease agreements are renewable at the end of the lease period at market rate.

23	Financial contingencies

It is common industry practice for licensors of technology to offer to indemnify their licensees for loss suffered by the licensee in the event that the technology licensed is held to infringe the IP of a third-party. Consistent with such practice, the Company provides such indemnification to its licensees. The obligation for the Company to indemnify its licensees is subject to certain provisos and is usually contingent upon a third-party bringing an action against the licensee alleging that the technology licensed by the Company to the licensee infringes such third-party’s IP rights. The indemnification obligations typically survive any termination of the license and will continue in perpetuity.

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

24	Related party transactions

During the year ended December 31, 2013, the Company incurred subscription costs of £7.0 million from Linaro Limited, an associated company of the Company, representing ARM’s committed aggregate contributions to Linaro for a period of two years.  In respect of the subscription fees, the Company was invoiced £4.3 million during the year to December 31, 2013 (2012: £4.2 million).  As at December 31, 2013, £1.0 million (2012: £1.0 million) was owing to Linaro.

In addition, the Company provided consulting and other services to Linaro amounting to £1.6 million (2012: £1.7 million). All fees have been charged in accordance with the terms of the agreement. As at December 31, 2013, £0.3 million (2012: £1.0 million) was owed to the Company. Further information relating to Linaro is disclosed in note 26.

Key management compensation is disclosed in note 3.

There were no other related party transactions during 2013 which require disclosure.

25	Post-balance sheet events

After the year end, the directors proposed payment of a final dividend in respect of 2013 of 3.6 pence per share. Subject to shareholder approval, the final dividend will be paid on May 16, 2014 to shareholders on the register on April 22, 2014. The final dividend has not been recognized as a distribution during the year ended December 31, 2013.

26	Principal subsidiaries, associates and joint ventures

Details of principal subsidiary undertakings are shown below. Not all subsidiaries are included as the list would be excessive in length. A full list is filed in the Company’s annual return. All investments are indirectly held unless otherwise shown.

Name of undertaking	Country of registration	Principal activity	Proportion of total nominal value of issued shares held
ARM Limited	England and Wales	Marketing and research and development of RISC-based microprocessors and graphics IP.	100*
ARM Inc.	US	Marketing and research and development of RISC-based microprocessors and physical IP.	100
ARM France SAS	France	Marketing and research and development of RISC-based microprocessors and physical IP.	100
ARM Norway AS	Norway	Research and development of graphics IP.	100
ARM Embedded Technologies Pvt. Limited.	India	Marketing and research and development of RISC-based microprocessors and physical IP.	100
ARM Consulting (Shanghai) Co. Limited.	PR China	Marketing and research and development of graphics IP.	100

*
The Company itself owns less than 1% of the share capital of ARM Limited, the remaining shares are held indirectly through ARM Finance UK Limited and ARM Finance UK Three Limited. Both ARM Finance UK Limited and ARM Finance UK Three Limited are 100% owned within the Company.

Associate

During 2010, the Company became a founder member of Linaro, a not-for-profit engineering company created to foster innovation in the Linux community. Linaro (a company incorporated in the UK) is a company limited by guarantee and as such has no shareholders. The Company controls only 25% of the board and therefore considers Linaro to be an associate rather than a subsidiary. The Company has not recognized any associate profit or loss, or net assets on the basis that the entity is not-for-profit.

Joint venture

In 2012, the Company invested £7.5 million ($12.0m million) in a joint venture, Trustonic Limited (a company incorporated in the UK), representing a 40% shareholding. With the establishment of industry standards and demand for security enhanced services the focus of Trustonic is to accelerate the wide deployment of secure, smart devices.  During 2013 the Company invested a further £3.7 million (€4.4 million) into the joint venture, maintaining the 40% shareholding.

Investment in joint venture	2012 £ million	2013 £ million
At January 1	—	6.8
Investment	7.5	3.7
Share of results for period	(0.7)	(4.0)
At December 31	6.8	6.5

The Company’s share of the results of the joint venture, and its aggregated assets and liabilities are as follows:

	Current Assets £ million	Non-current assets £ million	Current Liabilities £ million	Income £ million	Expenses £ million	Tax £ million	Loss for year £ million
Trustonic Limited
At December 31, 2013	3.9	6.5	(3.9)	2.5	(6.7)	0.2	(4.0)
At December 31, 2012	3.7	4.6	(1.5)	—	(0.7)	—	(0.7)

The Company’s share of joint venture capital commitments amount to £0.1 million at December 31, 2013 (2012: £0.6 million).