Form 20-F
period 2014-12-31
ARM HOLDINGS PLC
filed 2015-02-18
CIK 1057997

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2014
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
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

The number of outstanding shares in the capital of ARM Holdings plc as of December 31, 2014:
Ordinary Shares of 0.05p each                 1,412,160,836

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
☐ Yes      No  ☒

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

This annual report includes product names and other trade names, logos and trademarks, either registered or with respect to which applications are pending, of ARM and of other companies. ARM, ARM Powered, AMBA, ARM7TDMI, ARM9TDMI, Artisan, Artisan Components, Cortex, Embedded-ICE, Integrator, Jazelle, Mali, Move, Multi-ICE, Multi-TRACE, OptimoDE, PrimeCell, PrimeXsys, Process-Perfect, SecurCore, StrongARM, The Architecture for the Digital World, Thumb, and TrustZone are registered trademarks of ARM Limited or its subsidiaries. Advantage, ARM Developer Suite, ARM7, ARM7EJ, ARM7EJ-S, ARM7TDMI-S, ARM720T, ARM9, ARM9TDMI-S, ARM9E, ARM9E-S, ARM9EJ-S, ARM920T, ARM922T, ARM926EJ-S, ARM940T, ARM946E-S, ARM966E-S, ARM10, ARM10E, ARM1020E, ARM1022E, ARM1026EJ-S, ARM11, ARM1136J-S, ARM1136JF-S, ARM1156T2F-S, ARM1156T2-S, ARM1176JZ-S, ARM1176JZF-S, Cortex-M0, Cortex-M1, Cortex-M3, Cortex-M4, Cortex-A8, Cortex-A9, Cortex-R4, Cortex-A5, Cortex-A9 MPCore, Cortex-A15, Cortex-A15 MPCore, CoreSight, ETM, Embedded Trace Macrocell, ETM10, ETM10RV, EmbeddedICE-RT, Keil, Microvision, Mali-55, Mali-200, Mali-JSR184, Mali-JSR226, Mali-JSR239, Mali-JSR287, Mali-JSR297, Mali-SVG-t, Metro, MPCore, Neon, SAGE-X, SAGE-HS, SAGE-HD, SC100, SC110, SC200, SC210, SC300 and Velocity are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited; ARM Taiwan Limited; ARM France SAS; ARM Electronic Technology (Shanghai) Co. Ltd.; ARM Belgium Services BVBA; ARM Germany GmbH; ARM Finland Oy; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS; ARM Sweden AB; Geomerics Limited; ARM Technology (Ireland) Limited and ARM Hungary KFT.

Various amounts and percentages set out in this annual report have been rounded and accordingly may not total.

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

Selected Financial Data

Our selected financial data at December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014 has been derived from our consolidated financial statements prepared in accordance with IFRS. Our consolidated financial statements have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Our summary financial data at December 31, 2010, 2011 and 2012 and for the years ended December 31, 2010 and 2011 are also presented in accordance with IFRS and have been derived from our consolidated financial statements that are not included in this annual report. The following selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and the notes thereto.

	Year ended December 31,
	2010		2011		2012		2013		2014
Income Statement Data:	(£ million, except per share data, percentages, number of shares and employees)
Revenues	£406.6		£491.8		£576.9		£714.6		£795.2
Cost of revenues	(26.1)		(27.7)		(31.9)		(39.3)		(37.8)
Operating expenses	(273.5)		(315.2)		(336.9)		(420.5)		(448.4)
Exceptional items (1)	-		-		-		(101.3)		-
Profit from operations	107.0		148.9		208.1		153.5		309.0
Investment income, net	3.1		8.0		13.6		13.1		11.0
Share of results in joint venture	-		-		(0.7)		(4.0)		(3.5)
Profit before tax	110.1		156.9		221.0		162.6		316.5
Tax	(24.1)		(44.3)		(60.3)		(57.8)		(61.1)
Profit for the year	86.0		112.6		160.7		104.8		255.4
Basic earnings per share (pence)	6.5	p	8.4	p	11.7	p	7.5	p	18.2	p
Diluted earnings per share (pence)	6.4	p	8.2	p	11.5	p	7.4	p	18.0	p
Dividends declared per share (pence)	2.90	p	3.48	p	4.50	p	5.70	p	7.02	p
Diluted weighted average number of shares (m)	1,352.2		1,376.0		1,395.8		1,411.8		1,421.1
Research and development as a percentage of revenues	34.4%		32.2%		28.8%		28.4%		28.2%
Balance Sheet Data:
Capital expenditure	7.4		13.0		33.2		17.0		31.3
Cash and cash equivalents, short- and long-term deposits and similar instruments	291.8		429.0		527.6		713.5		866.3
Share capital	0.7		0.7		0.7		0.7		0.7
Shareholders’ equity	894.9		1,061.2		1,206.1		1,311.4		1,528.3
Total assets	1,084.7		1,299.8		1,466.8		1,638.4		1,837.2
Employees at year end (number)	1,889		2,116		2,392		2,833		3,294

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

USD/£1.00 Year Ended December 31,	Period Average	Period End
2010	1.5455	1.5657
2011	1.6039	1.5541
2012	1.5849	1.6255
2013	1.5646	1.6563
2014	1.6476	1.5593
2015 (through February 16, 2015)	1.5195	1.5387
USD/£1.00 Month	High	Low
August 2014	1.6896	1.6566
September 2014	1.6608	1.6096
October 2014	1.6228	1.5922
November 2014	1.5993	1.5639
December 2014	1.5718	1.5532
January 2015	1.5576	1.4980
February 2015 (through February 16, 2015)	1.5394	1.5052

On February 16, 2015 the closing rate was $1.5387/£1.00.

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

We Are Dependent on Our (“IP”) Licensees

We rely on our licensees to manufacture and market microprocessors and other IP based on our architecture in order to receive royalties in the future. We also depend on them to add value to our licensed architecture by providing complete ARM-based microprocessor solutions to meet the specific application needs of systems companies. However, the semiconductor partners are not contractually obliged to manufacture, distribute or sell microprocessors based on our technology or to market our microprocessor architecture on an exclusive basis. Some of our existing semiconductor partners design, develop and/or manufacture and market microprocessors based on competing architectures, including their own, and others may do so in the future.

If one or more of our licensees stops licensing our microprocessors or other IP, reduces its orders, fails to pay license or royalty fees due or does not produce products containing our microprocessors or other IP , our operating results could be materially and negatively affected.

We cannot assure you that our semiconductor licensees will dedicate the resources necessary to promote and further develop products based on our architecture, that they will manufacture products based on our microprocessors in quantities sufficient to meet demand, that we will be successful in maintaining our relationships with our licensees or that we will be able to develop relationships with new licensees. Although we believe that our strategy of selecting multiple licensees will expand the market for our architecture and lead to more rapid acceptance of our architecture by assuring multiple reliable sources of microprocessors at competitive prices, such a strategy may also result in distribution channel conflicts. This could create disincentives to market our architecture aggressively and make it more difficult to retain our existing licensees and to attract new partners and licensees.

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

We Depend Largely on a Small Number of Customers and Products – This May Adversely Affect Our Revenues

Our revenues in a particular quarter depend largely on a small number of licensees and products. If we fail to achieve the performance required under a single license contract or if a single customer fails to make its milestone payments, our business, financial condition and results of operations could be materially adversely affected. In addition, any failure to develop successor products which offer significant competitive advantages to these customers in a timely manner or any decrease in demand for ARM technology could materially adversely affect us.

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

Our International Operations Expose Us to Risks

We currently have operations in various jurisdictions around the world and may in the future expand our operations either within these jurisdictions or to new jurisdictions. Risks associated with these international operations include exposure to political, economic and financial conditions and unexpected changes in regulatory environments. Another risk we face is that, particularly with respect to intellectual property, we are exposed to different legal jurisdictions, which may impact our ability to exercise our contractual rights in those countries. In addition, we could face potentially adverse tax consequences and difficulties in staffing and managing operations. Finally, managing operations in multiple jurisdictions will place further strain on management’s time and our ability to manage overall growth. Although we have not to date experienced any material adverse effects with respect to our foreign operations arising from such factors, we cannot assure you that such problems will not arise in the future.

Foreign Exchange Fluctuations Could Have a Material Adverse Effect on Our Results

Although we report our financial results in pounds sterling, substantially all of our revenues are generated, and a portion of our costs are denominated, in US dollars. As a result, we translate revenues and costs, as well as assets and liabilities, into pounds sterling in accordance with IFRS when presenting our financial statements. If the US dollar weakens against the pound, it will adversely impact our revenues, as sales denominated in US dollars are translated into pounds sterling. Consequently, our results of operations have been and are likely to continue to be affected by changes in the value of the US dollar versus the pound. In addition, our costs reflect the geographic spread of our operations, with approximately 50% of our costs being in pounds sterling. The mismatch between our US dollar revenues and our costs denominated in other currencies will result in positive or negative impacts as a result of movements in foreign exchange rates. To manage our exposure, we engage in currency hedging transactions, although such hedging may not cover all of our exposure, may be costly and exposes us to counterparty risk. A more detailed description of these hedging transactions is set forth in the section entitled “Item 5. Operating and Financial Review and Prospects—Operating Results—Foreign Currency Fluctuations.” Despite hedging and other mitigating techniques implemented by us, fluctuations in exchange rates could have a material adverse effect on our results of operations.

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

BUSINESS OVERVIEW

ARM designs a range of inter-related IP, including microprocessors, Physical IP and supporting software and tools to enhance the performance, cost-effectiveness and energy efficiency of high-volume embedded applications. ARM licenses and sells its technology and products to leading international electronics companies, which in turn manufacture, market and sell microprocessors, application-specific integrated circuits (“ASICs”), application-specific standard processors (“ASSPs”) and microcontrollers (“MCUs”) based on ARM’s technology to systems companies for incorporation into a wide variety of end products. By creating a network of Partners, and working with them to best utilize ARM’s technology, ARM is establishing its range of IP for use in many high-volume embedded microprocessor applications, including cellular phones, digital televisions, mobile computers and PC peripherals and for potential use in many growing markets, including smart cards and microcontrollers. ARM’s principal geographic markets are Europe, the US and Asia Pacific.

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

To shorten time to market and lower development costs, system designers need technology solutions that can be rapidly implemented, both from a hardware and software standpoint, to meet varying design needs for performance, power consumption and cost. Typically, a system designer will create a System-on-Chip (SoC) integrating one or more microprocessor cores with other processing engines and peripherals. Product designers need an open microprocessor architecture that can be rapidly implemented, used in a variety of hardware formats and easily combined with differentiating technology suited to different applications.

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

ARM Solution

ARM addresses the needs of the semiconductor industry by designing and licensing microprocessors, physical IP, system components and software and development tools which enable the rapid design of embedded microprocessor solutions for use across a wide variety of applications. ARM offers systems designers a family of powerful, low-cost, energy-efficient microprocessor “cores” based on a common architecture and spanning a wide performance range. The design of these microprocessor cores (the “IP”) is then incorporated by ARM partners with other functional and computational blocks to develop semiconductor chips which are then incorporated into digital electronics products. As a support to the microprocessor products, ARM also offers high-performance and low-power physical library solutions (“physical IP”) on a variety of processes.  These products provide optimal performance with ARM microprocessors, but can also be used independently for designs that may not contain ARM microprocessor cores. By using physical library components from ARM, users are able to design their systems around standard libraries and then have those designs fabricated at both internal and independent semiconductor manufacturing facilities. In particular, ARM has created optimized logic and memory physical IP for a specific microprocessor and process technology, collectivelyreferred to as “POP IP”. This POP IP allows chip designers to optimize ARM microprocessors for maximum performance and lowest power.

In addition, the Company provides the necessary development boards, software development toolkits and software debug tools, which facilitate system design and rapid development of system solutions incorporating ARM processors. The Company’s licensing offering includes on-chip graphics video IP, and display technology IP. To assist Partners in implementing ARM products, the Company also provides training and support services.

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

The Company Believes That Key Benefits of the ARM Solution are:

Maximum flexibility of performance, cost and power. The Company offers a wide range of high-performance, low-cost solutions which enable systems designers to make the appropriate performance/price trade-offs for use in a particular application. The ARM architecture offers designers the flexibility to select an ARM processor with performance, die area (chip size) and power consumption characteristics appropriate for a specific application. ARM believes that its microprocessor architecture offers designers the opportunity to design embedded microprocessors at leading price/performance ratios. ARM believes that incorporating the ARM physical IP libraries and POP IP for high performance or low power gives the designer a further advantage in using the ARM solution. By minimizing the die size of ARM cores and microprocessors, maximizing the energy efficiency, and maximizing the performance through the combination of the microprocessor core and physical IP system, designers receive an unparalleled advantage by usage of the ARM portfolio of products.

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

Global partner network. ARM’s global network of partners assures systems companies of sufficient availability for high-volume products and, together with ARM’s international presence, gives systems designers global support for their design development. At December 31, 2014, ARM’s technology has been licensed to more than 380 semiconductor companies, including the majority of leading semiconductor companies worldwide. ARM’s broad semiconductor partner base provides systems companies with a wide range of suppliers, thus reducing the dependence of systems companies on any one supplier and producing price competition helping to contain costs of ARM-based chips. ARM’s various partners build their own solutions using ARM technology; there are a growing number of ARM-based ASICs, ASSPs and MCUs available for use by systems companies, thus facilitating their use of the ARM architecture. The Company works with numerous industry leading software systems and tools and development partners, including Adobe, Google, Microsoft

Corporation,  Mozilla, Oracle Corporation, Red Hat Incorporated, and many others who provide the third-party support needed to facilitate the use of ARM technology in a wide variety of applications.

Development of software tools and platforms. ARM designs and manufactures its own family of tools for use with its processors, that span the complete development process from concept to final product deployment. Each product within this portfolio has been developed closely alongside ARM cores ensuring it maximizes the cores’ performance. These embedded software tools, simulation models and hardware platforms enable validated support for device development. Support for ARM cores is provided in the ARM Development Studio at an early stage when lead partners are just starting to develop designs incorporating new ARM cores. For ARM partners producing microcontrollers, ARM has a single solution for their end users with the ARM Microcontroller Development Kit, based on the industry leading Keil microcontroller tools, that facilitates end users’ migration from MCUs based on other architectures.

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

The Company also generates further revenue, beyond license fees and royalties through support, maintenance and training, and from sales and licensing of toolkits, development boards and systems software. In addition, the Company believes that revenues will increase as the ARM architecture continues to become more established across a broader range of markets.

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

Target Markets

ARM is continuing to see the convergence of the consumer electronics and telecommunications IT markets. This is being driven by a need for low-power, high-performance, secure components which need to be easy to both design and use. The Company’s three main target markets (Mobile Solutions, Enterprise Infrastructure Solutions, and Embedded Solutions) each demonstrate some or all of these requirements but differ in their applications. The Company continues to evolve from focusing on digital products to focusing on the way people use digital products and also on the solutions the Company provides to meet this demand worldwide.

Mobile Solutions. The mobile market comprises a wide variety of mobile communication and portable computing devices, each with their own characteristics and needs. The applications include wireless handsets, mobile computers, portable media players and bluetooth devices. For each of these products, mobility (being able to use them while on the go) is the key concern to consumers. With ARM’s high performance/low power architecture, ARM’s customers can balance performance and power with cost, so that ARM ultimately provides the best solution to end users. With the acceleration of applications becoming critical, energy-efficient ARM technology is well placed to meet the demands of this market. Security is becoming increasingly important as mobile devices are used to carry out financial transactions, generating industry interest in products such as TrustZone.  As low power is critical in mobile devices in order to extend battery life, products such as video and graphics processors, display technology, and physical IP libraries are well positioned.

Enterprise Infrastructure Solutions. In today’s world, having the data you need at your fingertips is key. In the Enterprise Infrastructure Solutions market, ARM focuses on the way data is handled through devices such as basestations, routers, switches and servers. ARM’s range of microprocessor performance, development systems and data efficient architecture give ARM a competitive advantage in this market space.

Embedded Solutions. The world of embedded processors is growing in multiple areas, including anti-lock braking systems, smartcards and industrial control applications. This market has the potential to grow substantially, especially as applications based on proprietary architectures move to microcontroller architectures that can be provided by multiple competing semiconductor companies.  The reliability and software reusability of the ARM architecture positions ARM to penetrate this market. In addition, the introduction of products such as the Cortex-M class of processors, with their low gate count, small size and capabilities for high code density, together with Keil’s complementary MCU tools, positions ARM for winning designs in this market.

For a breakdown of total revenues by geographic market, see Note 2 to the Consolidated Financial Statements.

ARM’s Products and Services

ARM’s comprehensive product offering includes the following:

•	microprocessor Cores: microprocessor cores, including specific functions such as video, graphics and display technology IP;

•	physical IP;

•	development tools; and

•	support and maintenance services.

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

Graphic, Video and Display Technology IP

ARM develops graphics accelerator IP and software for semiconductor SoC vendors that deliver high-quality multimedia images without compromising performance, power consumption or system cost. ARM’s IP provides industry-leading 3D graphics solutions suitable for mobile phones, portable media players, set-top boxes, handheld gaming devices and infotainment systems (including automotive).

ARM also develops video processor and display technology IP, which combined with our graphics IP provides customers with an integrated multimedia platform, which is becoming increasingly important in devices such as mobile computers, portable media players and digital TVs.

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

ARM logic products deliver optimal performance, power and area when building ARM Processors, Graphics, Video and Display Technology IP along with general SoC subsystem implementation, designed to deliver highest yield through extensive manufacturing optimization.

Processor Optimization Packs (“POP IP”).  ARM has created optimized logic and memory physical IP for a specific process technology, supported by implementation knowledge and ARM benchmarking.  Combined together, POP IP allows chip designers to optimize ARM microprocessors for maximum performance, lowest power or to develop customized solutions balancing power and performance for their specific application.

Silicon on Insulator (“SOI”) products. SOI is an alternative methodology to traditional semiconductor fabrication techniques that enables higher performance and lower power designs than today’s more common bulk silicon process. It is ARM’s belief that SOI will continue to be used in some market segments and applications.

Development Tools

ARM development tools are used to build, simulate, execute, debug and optimize software for ARM processors. The use of ARM tools helps to reduce development risk and to accelerate time to market for our licensees and their OEM customers. This is achieved by providing simulation platforms, development boards and software development tools very early in the design cycle, so that software is developed in parallel with the hardware.

The portfolio of ARM development tools comprises Fast Models, Development Boards, ARM Development Studio and Keil tools.

ARM Fast Models are simulation models of ARM processors and system IP, which are used by engineers to build a virtual prototype of their system. These virtual prototypes are fast and accurate representations of the final system, so the software developed on the virtual platform will behave correctly on the final product.

ARM Development Boards provide early hardware implementations of ARM processors, graphics processors and system IP on test chips, which are typically used for early software development and benchmarking.

The ARM Development Studio is an integrated suite of software development tools that includes a graphical development environment, build tools that translate high-level code into instructions that can be executed by an ARM processor, a debugger for fixing mistakes in the code, and performance analysis tools for improving the performance and power efficiency of the software.

The Keil Microcontroller Development Kit is also an integrated toolsuite, which specifically targets software development on Cortex-M processor-based catalogue microcontrollers. Unlike the Development Studio, which has the full flexibility required to cope with many-core SoCs running complex operating systems, the Keil Microcontroller Development Kit has a narrow focus on a single type of device, and can therefore provide an optimal experience for this use case.

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

ARM Partner Network

Semiconductor partners. ARM licenses its technology on a worldwide and non-exclusive basis to semiconductor partners that manufacture and sell ARM-based chip solutions to systems companies. At December 31, 2014, ARM’s technology has been licensed to over 380 semiconductor companies, including many of the leading semiconductor companies worldwide. ARM serves this geographically diverse base from offices in the UK, P.R. China, France, Germany, Norway, Sweden, Finland, Ireland, Hungary, Slovenia, Belgium, Israel, Japan, South Korea, Taiwan, India and the United States.

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

License Agreements

ARM is the owner of IP in the field of microprocessor architecture and implementation for embedded signal processing, graphics IP, video IP, display technology IP, system platforms, peripherals, system software and software development and debug tools and physical IP components. ARM creates innovative technology which incorporates such IP. ARM grants licenses to such technology to semiconductor manufacturers, Integrated Device Manufacturers (“IDMs”) and fabless companies, original equipment manufacturers and chip design houses to enable such licensees to design, manufacture and distribute silicon chips which combine such technology with licensees’ own differentiating proprietary technology. The licenses are granted under written agreements which contain contractual terms and conditions to protect the technology and the intellectual property embodied therein and to limit ARM’s liability in respect of licensees’ use of the technology. There are a number of different forms of license offered by ARM which are structured to address different licensee requirements and different intellectual property protection issues. In all forms of license, ARM strictly controls the modification rights which it grants to its technology and mandates, in order to protect the integrity of the ARM architecture, that the technology is verified by reference to ARM-specified tests prior to distribution in licensee products.

Fees and royalties. With regard to microprocessors and physical IP, ARM typically charges a license fee for access to its technology and a royalty for each unit of silicon which incorporates ARM’s technology and is distributed by the licensee.

License fees are invoiced in accordance with an agreed set of milestones. Revenue generated in the form of license fees is recognized in accordance with IFRS. Royalties are invoiced and recognized quarterly in arrears.

The Company’s main licenses generally fall into three broad categories:

 Architecture, Implementation and Physical IP.

The Architecture License provides the licensee with the flexibility to differentiate its ARM-based products by creating alternative implementations of the licensed architecture, while retaining instruction set compatibility.

The Implementation License is a license with the objective of producing a specific ARM-based end product and may be a perpetual, term, per-use or subscription license. Under the former, the licensee has perpetual design and manufacturing rights for the licensed product.

Under the term license the design rights are only granted for a limited period of generally three or four years for the licensed product.

Under the per-use license the design rights are granted for the design of one ARM-based end product.

The subscription License allows a partner access to a selected set of ARM products, including unspecified future products, over a defined time period for a set annual fee. Design rights are granted for the subscription period, and manufacturing rights are perpetual for ARM-based products designed during that period.

The Physical IP license gives licensees the right to manufacture ICs containing physical IP components that ARM has developed for its manufacturing process.

Each of these license types requires the manufacturers to pay ARM royalties based on the selling prices of ICs or wafers that contain ARM products. Under Physical IP licenses, ARM typically credits a small portion of the royalty payments to the manufacturer’s account to be applied against license fees for any future orders placed with ARM within a certain time period, if any, payable by the manufacturer.

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

Patent and Intellectual Property Protection

The Company has an active program of protecting its proprietary technology through the filing of patents. As at December 31, 2014 the Company held 1,186 US patents in various aspects of its technology, and 1,347 non-US patents with expiration dates ranging from 2015 to 2033. In addition, as of the same date, the Company had 1,391 patent applications pending worldwide. The Company’s US patents do not prevent the manufacture or sale of ARM-based products outside of the United States. There can be no assurance that the Company’s pending patent applications or any future patent applications will be approved or will not be challenged successfully by third parties, that any issued patents will protect the Company’s technology or will not be challenged by third parties, or that the patents of others will not have an adverse effect on the Company’s ability to do business. Furthermore, there can be no assurance that others will not independently develop similar or competing technology or design around any patents that have been or may be issued to the Company.

In February 2013, the Company participated in a consortium of major technology companies which completed an agreement with MIPS Technologies, Inc. (“MIPS”) to obtain rights to its patent portfolio. The MIPS patent portfolio includes 580 patents and patent applications covering microprocessor design, SoC design and other related technology fields. In January 2014, the Company participated in an auction to sell the patent portfolio and successfully acquired the portfolio for $4 million.  These patents are now included in the Company’s total number of patents given above.

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

Marketing and Distribution

In order to speed global acceptance of ARM technology, ARM seeks partners with diverse geographic locations and a broad base of systems company relationships. The Company markets its architecture and technology directly to its semiconductor partners and other customers from its offices in Cambridge, Maidenhead, Manchester, Sheffield and Blackburn in the United Kingdom and also from offices in Japan, South Korea, France, Germany, Norway, Sweden, Finland, Taiwan, P.R. China, Israel, Slovenia, India, and in California, Texas, Massachusetts and Washington in the United States. The Company’s architecture and technology are marketed on the basis of a number of factors including high performance/low power and price/performance, rapid time-to-market and the availability of third-party support. ARM also capitalizes on the extensive marketing and distribution networks of its semiconductor partners who market and distribute ARM core-based products directly to systems companies. As part of the Company’s strategy to increase ARM’s visibility, the Company’s license agreements generally require its partners to display an ARM logo on the ARM core-based products that they distribute. The Company believes that to the extent ARM technology becomes more widely accepted, the ARM “brand” will become increasingly important to potential partners and will drive the Company’s expansion into related software, development tools and system design. ARM believes that the availability of its marketing, sales and support services to all of its partners worldwide is critical to the success of the ARM architecture.

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

As of December 31, 2014, ARM had 2,370 full-time research and development staff located at offices in Cambridge, Maidenhead, Sheffield and Blackburn in the United Kingdom; Sophia Antipolis and Grenoble, France; Grasbrunn, Germany; Trondheim, Norway; Lund, Sweden; Oulu, Finland; Sentjernej, Slovenia; Austin, Texas, US; San Jose, Irvine and San Diego, California, US; Olympia, Washington, US; Bangalore and Noida, India; Shanghai, P.R. China and Hsinchu, Taiwan.

In 2012, 2013 and 2014, research and development costs were approximately  £166.3 million, £202.9 million and £224.2 million, respectively. Research and development costs were 29%, 28% and 28% of total revenues in 2012, 2013 and 2014, respectively.

Acquisitions

On May 27, 2014, the Company purchased the entire share capital of Duolog Holdings Limited (“Duolog”) for €13.9 million in cash.  Duolog, a company based in Ireland and Hungary, is a leader in design configuration and integration technology for the semiconductor industry. The acquisition strengthens the Company’s IP configuration and integration capability, helping ARM Partners design and deploy system IP and manage increasing SoC integration complexity. This purchase has been accounted for as an acquisition.

On November 14, 2014, the Company purchased the entire share capital of Offspark BV a company providing specialized services in the field of digital security focussing on Online Security, Secure Hardware and Software and (Practical) Cryptography. The total purchase price was €1.5 million in cash and has been accounted for as an acquisition.

On July 19, 2013, the Company purchased the entire share capital of Sensinode OY. (“Sensinode”) for $11.7 million in cash.  This purchase has been accounted for as an acquisition.

On December 12, 2013, the Company purchased the entire share capital of Geomerics Limited (“Geomerics”) for £13.4 million in cash.  This purchase has been accounted for as an acquisition.

There were no acquisitions in 2012.

Joint Venture

In April 2012, the Company announced the creation of a joint venture with two partners dedicated to delivering a secure, accessible environment for advanced services running on the growing range of connected devices. All three joint venture partners contributed asset to the new venture, including patents, software, people, cash and capital equipment. The joint venture received regulatory approval at the end of November 2012 and commenced trading as Trustonic Limited on December 4, 2012. As at December 31, 2014, the Company owns 40% of the joint venture.

ORGANIZATIONAL STRUCTURE

ARM Holdings plc is the holding company for a number of subsidiaries. The following is a list of our significant subsidiaries at December 31, 2014. Not all of our subsidiaries are included, as the list would be excessive in length. Unless stated otherwise, each subsidiary is wholly owned.
Company	Jurisdiction of Incorporation
ARM, Inc.	United States
ARM Limited	England and Wales
ARM France SAS	France
ARM Electronic Technology (Shanghai) Co. Ltd	China
ARM Norway AS	Norway
ARM Embedded Technologies Pvt. Ltd.	India

PROPERTIES

The Company leases land and buildings for its executive offices, engineering, marketing, administrative and support operations and design centers. The following table summarizes certain information with respect to the principal facilities leased by the Company:
Location	Freehold/Leasehold	Lease Term and Commencement Date	Approximate Area (square feet)	Principal Use
Cambridge, UK (110 Fulbourn Road)	Leasehold	20 years September 29, 1999	45,000	Executive offices and engineering, marketing and administrative operations
Cambridge, UK (130 Fulbourn Road)	Leasehold	20 years March 25, 2002	35,000	Executive offices and engineering, marketing and administrative operations
Cambridge, UK (100 Fulbourn Road)	Leasehold	13 years October 4, 2010	30,000	Executive offices and engineering, marketing and administrative operations
Maidenhead, UK	Leasehold	25 years July 7, 1998	17,000	Executive offices and design center
San Jose, California, US	Leasehold	8 years August 1, 2012	92,000	Executive offices and engineering, marketing and administrative operations
Austin, Texas, US	Leasehold	7.5 years August 1, 2009	57,400	Design center, marketing and support operations
Austin, Texas, US	Leasehold	10 years February 14, 2014	100,000
Bangalore, India	Leasehold	10 years March 1, 2013	113,800	Executive offices and engineering, marketing and administrative operations
Shanghai, China	Leasehold	3 years May 1, 2012	37,000	Executive offices and engineering, marketing and administrative operations
Trondheim, Norway	Leasehold	5 years December 1,2012	27,000	Design center, marketing and support operations
Sophia Antipolis France	Leasehold	9 years January 1, 2014	20,360	Design center, marketing and support operations

In addition, the Company leases offices in Sheffield, England; Blackburn, England; Cambridge, England; Manchester, England; Grasbrunn, Germany; Lund, Sweden; Oulu, Finland; Grenoble, France; Sentjernej, Slovenia; Dublin and Galway, Ireland; Budapest, Hungary; Hsinchu, Taiwan; Noida, India; Irvine, California, USA; Plano, Texas, USA; Olympia, Washington, USA and Shanghai, China that are used for engineering and administrative purposes as well as in Shin-Yokohama, Japan; Shenzhen and Beijing, China; Taipei City, Taiwan; and Seoul, South Korea which are used for marketing and support operations. Company personnel based in Franklin, Massachusetts, US; Bellevue, Washington, US; San Diego, California, US; Paris, France; Vilvoorde, Belgium and Kfar Saba, Israel have office space available to them.

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

Within the review of the Operating Results we have included certain non-IFRS measures; specifically, we present (i) normalized research and development costs, (ii) normalized sales and marketing expenditure, (iii) normalized general and administrative costs, adjusted in each case to exclude exceptional items, share-based compensation charges including payroll taxes, amortization of intangibles acquired with business combinations, other acquisition-related charges, charges relating to the disposal and impairment of investments, share of results of joint venture and costs relating to the Company’s associate company Linaro.  Where such non-IFRS measures are presented, we also present the reconciling items detailed above and amount thereof, to the most directly comparable IFRS measures of research and development costs, sales and marketing expenditure, and general and administrative costs, respectively.

We believe that disclosing such non-IFRS measures enables analysts and investors to isolate and evaluate clearly the impact of the items detailed above separately from the underlying financial performance of the Company.  We believe this also allows for a clearer comparison of performance from year to year (including of our research and development costs, sales and marketing expenditure, general and administrative costs, and operating costs and profit/loss before tax). Management believes that this provides analysts and investors with valuable additional information which gives them an improved insight into the business.

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

The Company’s internal operational structure was re-organized on January 1, 2014. As at  December 31, 2014, the Company’s internal organization and management structure reflect this change and this is the primary way in which the Chief Operating Decision Maker (CODM) is provided with financial information. The directors believe that the CODM is the Chief Executive Officer and the Executive Committee of the Company. The CODM assesses performance and allocates resources based on consolidated results of operations.  Under this organizational reporting structure, our operations consist of one reportable segment.

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

The Company’s revenues in 2014 increased in US dollars, being the primary currency of revenues generated, by approximately 16% whilst the semiconductor industry (excluding memory and analog) US dollar revenues as a whole increased by about 7% during the period October 1, 2013 to September 30, 2014 (source: Semiconductor Industry Association). This period is, in the Company’s opinion, relevant for comparison purposes because the Company’s royalty revenues are recognized when the Company receives notification from the customer of product sales, and such notification is typically received in the quarter following shipment of the product by the customer. Looking ahead to 2015, semiconductor industry revenues are generally anticipated to grow modestly compared to 2014 (source: Gartner) and the Company is well positioned to continue to outperform the industry.

In 2014, the Company has remained both profitable and cash generative. On operating profits of £309.0 million, cash inflows from operating activities were £341.6 million, resulting in cash being returned to shareholders through dividends of £86.1 million. At the end of the year, the Company reported cash, cash equivalents and short- and long-term deposits, net of accrued interest of £861.7 million.

Revenues

The Company’s revenues are classified as either “Product Revenues,” consisting of license fees, sales of development systems and royalties, or “Service Revenues,” consisting of revenues from support, maintenance and training. The most significant component of ARM’s total revenues are license fees and royalty income which together accounted for approximately, 89%, 90% and 91% of total revenues in 2012, 2013 and 2014, respectively.

Revenues from license fees accounted for approximately, 37%, 40% and 45% of total revenues in 2012, 2013, and 2014 respectively. License fees as a percentage of total revenues will be affected by fluctuations in royalties and in demand for ARM’s development systems and support and maintenance services. These products and services complement ARM’s licenses by supporting ARM’s semiconductor partners in their efforts to reduce time to market. In addition, they provide ARM with a way to support systems companies who purchase finished ARM technology-based products from semiconductor companies as well as certain software vendors whose software runs on ARM microprocessors. Growth in these complementary products and services will depend on continued success in demonstrating to semiconductor companies, systems companies and software vendors the enhanced implementation possibilities which such products and services provide for ARM technology-based products and, more generally, on continued market acceptance of the ARM architecture. Growth in these complementary products and services will also depend on whether the Company can devote sufficient engineering staff to support growth in services. Revenues from development systems and support and maintenance services represented approximately 11%, 10% and 9% of total revenues in 2012, 2013 and 2014, respectively.

Revenues from royalties accounted for approximately, 52%, 50% and 46% of total revenues in 2012, 2013, and 2014, respectively. The Company believes royalty revenue will continue to contribute a significant portion of total revenue going forward as the total number of partners and licenses increases.

As of December 31, 2014, the Company had over 380 Partners who, in turn, provide access to many other customers worldwide.

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

Revenue Recognition

The Company follows the principles of IAS 18, “Revenue recognition”, in determining appropriate revenue recognition policies. In principle, therefore, revenue associated with the sale of goods is recognized when all of the following conditions have been satisfied:

•	the Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	the Company does not retain either continuing managerial involvement to the degree usually associated with ownership or effective control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the Company

•	the costs incurred or to be incurred in respect of the sale can be measured reliably.

Revenue associated with the rendering of services is recognized when all of the following conditions have been satisfied:

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the Company;

•	the stage of completion of the transaction at the end of the reporting period can be measured reliably

•	the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

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

License revenue. Revenue from standard license products that are not modified to meet the specific requirements of each customer is recognized when all of the conditions relevant to revenue associated with the sale of goods have been satisfied:

•	the significant risks and rewards of ownership are transferred when a license arrangement has been agreed and the intellectual property (IP) has been delivered to the customer;

•	continuing managerial involvement and effective control over licensed IP is relinquished at the point at which the IP is delivered to the customer;

•	the amount of revenue can be measured reliably; any consideration due under the licensing arrangement that is not deemed to be reliably measurable is deferred until it can be measured reliably

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

Many license agreements are for products which are designed to meet the specific requirements of each customer. Revenue from the sale of such licenses is recognized on a percentage-of-completion basis over the period from signing of the license to completion of ARM’s contractual obligations. Under the percentage-of-completion method, provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of such losses is determined. The percentage-of-completion is measured by monitoring progress using records of actual time incurred to date in the project compared with the total estimated project requirement, which approximates to the extent of performance. After project completion, provisions for additional post-delivery warranty work are recognized in research and development expenses.

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

In particular, it considers:

•	whether there is sufficient certainty that the invoice will be raised in the expected timeframe, particularly where the invoicing milestone is in some way dependent on customer activity;

•	whether it has sufficient evidence that the customer considers that the Company’s contractual obligations have been, or will be, fulfilled;

•	whether there is sufficient certainty that only those costs expected to be incurred will indeed be incurred before the customer will accept that a future invoice may be raised

•	the extent to which previous experience with similar product groups and similar customers supports the conclusions reached.

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

Where agreements involve several components, the entire fee from such arrangements is allocated to each of the individual components based on each component’s fair value, where fair value is the selling price of an item when sold separately. Where a component in a multiple-component agreement has not previously been sold separately, the assessment of fair value for that component is based on other factors including, but not limited to, the price charged when it was sold alongside other items and the book price of the component relative to the book prices of the other components in the agreement. If fair value of one or more components in a multiple-component agreement is not determinable (where such component is not considered incidental to the overall arrangement), the entire arrangement fee is deferred until such fair value is determinable, or the component has been delivered to the licensee. Where, in substance, two or more components of a contract are linked and fair values cannot be allocated to the individual components, the revenue recognition criteria are applied to the components as if they were a single component.

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

Royalty revenues. Royalty revenues are earned on sales by the Company’s customers of products containing ARM technology. Royalty revenues are recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of revenue can be reliably measured, which the Company considers to be receipt of notification from the customer of product sales. Notification is typically received in the quarter following shipment of the products by the customer.

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

For all types of revenue, if the amount of revenue recognized exceeds the amounts invoiced to customers, the excess amount is recorded as amounts recoverable on contracts within accounts receivable. The excess of amounts invoiced over revenue recognized is recorded as deferred revenue.

The Company makes significant estimates in applying its revenue recognition policies. In particular, as discussed in detail above, estimates are made in relation to the use of the percentage-of-completion accounting method, which requires that the extent of progress toward completion of contracts may be anticipated with reasonable certainty. The use of the percentage-of-completion method is itself based on the assumption that, at the outset of license agreements, there is an insignificant risk that customer acceptance may not be obtained. The Company also makes assessments, based on prior experience, of the extent to which future milestone receipts represent a probable future economic benefit to the Company. In addition, when allocating revenue to various components of arrangements involving several components, it is assumed that the fair value of each element can be estimated reliably. The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent with the application of the revenue recognition policies affect the amounts reported in the financial statements. If different assumptions were used, it is possible that different amounts would be reported in the financial statements.

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

Other intangible assets. Computer software, purchased patents and licenses to use technology are capitalized at cost and amortized on a straight-line basis over an estimate of the time that the Company is expected to benefit from them. Costs that are directly attributable to the development of new business application software and which are incurred during the period prior to the date that the software is placed into operational use, are capitalized. External costs and internal costs are capitalized to the extent they enhance the future economic benefit of the asset acquired.

Although an independent valuation is made of any intangible assets purchased as part of a business combination, the directors are primarily responsible for determining the fair value of acquired intangible assets.

In-process research and development projects purchased as part of a business combination may meet the criteria set out in IFRS 3 (revised), “Business combinations”, for recognition as intangible assets other than goodwill. Management tracks the status of in-process research and development intangible assets such that their amortization commences when the assets are brought into use.

Order backlog is derecognized when it has been fully amortized.

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

The annual impairment tests in 2014 and 2013 showed there was no impairment with respect to goodwill. Furthermore, no trigger events have been identified that would suggest the impairment of any of the Company’s other intangible assets.

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

When securities classified as available-for-sale are sold, the accumulated fair value adjustments recognized through other comprehensive income are recycled through the income statement.

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

From April 2013, the benefit of UK reasearch and development is recognized under the UK’s Research and Development Expenditure Credit (RDEC) Scheme. The benefit is recorded as income included in profit before tax, netted against research and development expenses as the RDEC is of the nature of a government grant.Deferred income taxes are computed using the liability method. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted rates and laws that will be in effect when the differences are expected to reverse. The deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax assets are recognized to the extent that it is probable that future taxable profits will arise against which the temporary differences will be utilized.

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

In 2013 a decision to elect into the UK patent box regime was made. The UK patent box regime seeks to tax all profits attributable to patented technology at a reduced rate of 10%.  The rules are to be phased in over 5 years from April 1, 2013 – a company will be entitled to only 60% of the deduction in financial year 2013/14, rising to 100% by 2017/18. As ‘relevant’ patent box profits are taxed at 10% and other profits are taxed at UK statutory rates, deferred tax assets and liabilities are measured using the average rates expected to apply on realization or settlement.

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

	Year ended December 31,
	2012	2013	2014
	%	%	%
Revenues
Product revenues	95.1	95.2	95.4
Service revenues	4.9	4.8	4.6
Total revenues	100.0	100.0	100.0
Cost of revenues
Product costs	3.4	3.5	2.9
Service costs	2.1	2.0	1.9
Total cost of revenues	5.5	5.5	4.8
Gross profit	94.5	94.5	95.2
Operating expenses
Research and development	28.8	28.4	28.2
Sales and marketing	12.6	12.5	11.7
General and administrative	16.9	17.9	16.4
Total operating expenses before exceptional items	58.3	58.8	56.3
Exceptional items (1)	-	14.2	-
Total operating expenses after exceptional items	58.3	73.0	56.3
Profit from operations	36.2	21.5	38.9
Investment income	2.4	1.9	1.4
Interest payable	0.0	0.0	0.0
Share of results of joint venture	(0.1)	(0.6)	(0.4)
Profit before tax	38.5	22.8	39.9
Tax	10.5	8.1	7.7
Profit for the year	28.0	14.7	32.2

(1)
The exceptional items in 2013 relate to a contribution to a full and final settlement of certain patent related litigation and the impairment of an available-for-sale financial asset acquired as part of a transaction to acquire rights to a patent portfolio.

The following table sets forth, for the periods indicated, our total revenues in U.S. dollars and sterling:

	Year ended December 31,
	2012		2013		2014
	£ million	$ million	£ million	$ million	£ million	$ million
Total Revenues	576.9	913.1	714.6	1,117.7	795.2	1,292.6
Percentage Increase (vs previous year)	17%	16%	24%	22%	11%	16%
Actual average Dollar/Sterling Exchange Rate	$1.58		$1.56		$1.63

Management analyzes product revenues in the categories of royalties, licenses and development systems. Service revenues consist of support, maintenance and training income. The following table sets forth, for the periods indicated, the amount of total revenues represented by each component of revenue:

	Year ended December 31,
	2012	2013	2014
	£ million
Product Revenues
Royalties	299.8	358.3	362.5
Licenses	214.0	285.6	361.2
Software and tools	34.7	36.4	35.0
	548.5	680.3	758.7
Service Revenues
Support, Maintenance and Training	28.4	34.3	36.5
Total Revenues	576.9	714.6	795.2

Product revenues. Product revenues consist of license fees, sales of development systems and royalties. Product revenues for 2012, 2013 and 2014 were £548.5 million, £680.3 million and £758.7 million, respectively, representing approximately 95% of total revenues in each of 2012, 2013 and 2014, respectively. Product revenues in US dollars, being the primary currency of revenues generated, increased from $868.1 million in 2012 to $1,063.9 million in 2013 and increased further to $1,233.8 million in 2014.

License revenues increased from £214.0 million in 2012 to £285.6 million in 2013 and further increased to £361.2 million in 2014, representing approximately 37%, 40% and 45% of total revenues in 2012, 2013 and 2014, respectively. License revenues in US dollars increased from $339.3 million in 2012 to $447.9 million in 2013 and increased further to $580.8 million in 2014.

The portfolio of licensable products comprises a rich mix of proven ARM technology, such as the ARM7, ARM9 and ARM11 families of products and newer technology such as the Cortex family of products and the Mali 3D graphics processors as well as Physical IP and other peripherals.

	Year ended December 31,
	2012	2013	2014
	(number or % of license revenue)
Licenses
New processor licenses signed	110	121	163
License Revenues
Cortex family processors	45%	45%	46%
Long term licenses with certain strategic customers	21%	23%	21%
Graphics Processor	7%	7%	7%
Other Core license revenue	2%	1%	1%
Non-Core	10%	9%	11%
Physical IP	15%	15%	14%
Total	100%	100%	100%

Over 30 companies became new ARM Partners in 2014 (2013: 33 new ARM Partners), bringing the total number of semiconductor Partners to over 380 at the end of the year. This total number of semiconductor partners was net of those companies that have signed licenses with ARM in the past but have since been acquired by other companies or who no longer have access to ARM technology for other reasons.

During 2014, 119 Cortex family licenses were signed, bringing the accumulated total of Cortex family licenses to 534 (excluding licenses that are no longer expected to generate royalties). 25 licenses to ARM’s Mali 3D graphics processors were signed in 2014, bringing the accumulated total of Mali licenses to 105 (excluding licenses that are no longer expected to generate royalties).

License revenues from non-core products, covering items such as platforms, peripherals, embedded trace modules, embedded software, data engines, models and sub-systems were £39.5 million in 2014 compared to £26.0 million in 2013 and £20.5 million in 2012.

By the end of 2014, ARM had signed a total of 108 physical IP platform licenses resulting in license revenues of £52.1 million in 2014 compared to £41.2 million in 2013 and £32.9 million in 2012, representing approximately 14% of total license revenues in 2014, 14% in 2013 and 15% in 2012.

In 2014, ARM continued to develop leading-edge physical IP which enables the optimized implementation of SoC designs and to sign synergistic licenses that have been enabled by the combination of ARM and Artisan. Cortex-A class processors benefit from physical IP optimized for high performance and low power on advance process nodes; and Cortex-M class processors benefit from physical IP optimized for low performance and low power on mature process nodes. 15 licenses were signed for processor optimization packages in 2014, bringing the total number of licenses for this technology to 72.

Revenues from the sale of development systems increased from £34.7 million in 2012 to £36.4 million in 2013 and decreased to £35.0 million in 2014, representing approximately 6% in 2012, 5% in 2013 and 4% in 2014. Development systems revenues in US dollars increased from $54.9 million in 2012 to $57.1 million in 2013 and  increased slightly to $57.3 million in 2014. The increase in 2012, 2013 and 2014 was due to the greater demand for the Company’s products required to support processor products.

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

Royalties increased from £299.8 million in 2012 to £358.3 million in 2013 and further increased to £362.5 million in 2014, representing, 52%, 50% and 46% of total revenues in 2012, 2013 and 2014, respectively. US dollar royalty revenues increased from $473.9 million in 2012 to $558.9 million in 2013 and further increased to $595.7 million in 2014. Processor volume shipments increased from 8.7 billion units in 2012 to 10.4 billion units in 2013 and further increased to 12.0 billion units in 2014, representing an increase of 16% compared to 2013. Worldwide unit shipments of smartphones grew around 25% in 2014. As more ARM technology is typically incorporated into feature-rich handsets, the Company benefited from the higher proportion of smartphones being shipped in the year. Beyond mobile, the Company also continued to gain share in all target end-markets including mobile computing, digital televisions and microcontrollers.

	Year ended December 31,
Royalties	2012	2013	2014
	£ million
Processor	264.4	317.5	326.0
Physical IP	35.4	40.8	36.5
	Units
		billion
Processor	8.7	10.4	12.0

The following table presents a breakdown of processor unit shipments by type:

Processor Series	2012 Unit Shipments	2013 Unit Shipments	2014 Unit Shipments
ARM7, ARM9 & ARM11	66%	49%	41%
Cortex-A	9%	17%	19%
Cortex-R	3%	4%	4%
Cortex-M	22%	30%	36%

The following table presents a breakdown of processor unit shipments by target market:

Target Market	2012 Unit Shipments	2013 Unit Shipments	2014 Unit Shipments
Mobile	53%	49%	45%
Enterprise	16%	18%	34%
Home	5%	5%	16%
Embedded	26%	28%	5%

The Company expects royalty revenues to grow over the medium-term although they may be subject to significant fluctuations from quarter to quarter. The total number of partners shipping ARM technology-based products at the end of 2014 was 152 after taking into account corporate activity within the ARM partnership. 29 companies were paying royalties for physical IP products at the end of the year.

Service revenues. Service revenues consist of support, maintenance and training. Service revenues increased £28.4 million in 2012 to £34.3 million in 2013 and further increased to £36.5 million in 2014, representing 5% of total revenues in 2014 (2013: 5%; 2012: 5%). Service revenues in US dollars, increased from $45.0 million in 2012 to $53.8 million in 2013 and further increased to $58.8 million in 2014.

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

	Year ended December 31,
	2012	2013	2014
	%	%	%
Revenue by destination:
North America	38	39	41
Japan	8	7	7
Asia Pacific, excluding Japan	43	45	43
Europe	11	9	9
Total	100	100	100

Product costs. Product costs are limited to variable costs of production such as the costs of manufacture of development systems, amortization of third-party technology licenses, cross-license payments to collaborative partners and time of engineers on physical IP projects.

	Year ended December 31,
	2012	2013	2014
Product costs	£19.8m	£24.7m	£22.6m
As a percentage of total revenue	3%	3%	3%
Product Gross Margin	96%	96%	97%

Product costs decreased in 2014 and increased in 2013 due primarily to the fluctuation in direct costs related to physical IP products depending on the mix of customized and non-customized products. In 2014, development systems costs made up 16% (2013: 11%; 2012: 16%) of total product costs, physical IP related direct costs accounted for 81% (2013: 87%; 2012: 73% and the balance related to third-party licenses and cross-license payments.

Service costs. Service costs include the costs of support and maintenance services provided to licensees of ARM technology. Cost of services was £12.1 million in 2012, £14.6 million in 2013 and £15.2 million in 2014. The gross margins earned on service revenues were approximately 58% in 2012, 57% in 2013 and 58% in 2014. In 2013 and 2014, the increase in service costs was largely due to increasing staff costs as the Company grows.

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

	At December 31,
Maturity profile of backlog	2013	2014
Next two quarters (Q1 and Q2)	25%	29%
Subsequent two quarters (Q3 and Q4)	19%	21%
Greater than twelve months	56%	50%
Total	100%	100%

	At December 31,
Backlog composition	2013	2014
Processors	76%	75%
Physical IP	12%	12%
Support & Maintenance and Others	12%	13%
Total	100%	100%

At the end of 2014, backlog was 18% lower than at the beginning of the year due to the recognition of revenue on the large number of license signed in the previous years where new technologies were licensed to lead partners and large long-term licensing deals were signed where revenue was recognized over  the last year.

Another performance indicator is the number of patent applications submitted by ARM employees. ARM incentivizes its employees to submit patent applications by awarding patent bonuses. The number of proposed patent applications submitted by ARM employees was 171 in 2014, 210 in 2013 and 214 in 2012.

Research and Development Costs

	Year ended December 31,
	2012	2013	2014
	(in millions of pounds or %)
Total	166.3	202.9	224.2
Percentage of total revenue	29%	28%	28%
Share based compensation charges (including payroll taxes)	25.9	45.1	46.9
Amortization of intangible assets acquired with business combinations	2.2	6.9	7.2
Acquisition-related charges	4.3	2.6	2.3
Normalized research and development costs	133.9	148.3	167.8
Excluding these charges the Percentage of total revenue	23%	21%	21%

Continued investment in research and development remains an essential part of the Company’s strategy as the development of new products for licensing is key to its future growth.

Average engineering headcount increased from 1,581 in 2012 to 1,803 in 2013 and further increased to 2,173 in 2014. Staff costs increased in both 2013 and 2014 as a result of the growth in headcount as well as employee cost inflation.

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

Sales and Marketing Expenditure

	Year ended December 31,
	2012	2013	2014
	(in millions of pounds or %)
Total	72.9	89.4	93.2
Percentage of total revenue	13%	13%	12%
Share based compensation charges (including payroll taxes)	7.7	12.1	12.0
Amortization of intangible assets acquired with business combinations and other acquisition related costs	0.8	0.6	0.2
Normalized sales and marketing expenditure	64.4	76.7	81.0
Excluding these charges the Percentage of total revenue	11%	11%	10%

Average headcount in sales and marketing increased from 367 in 2012 to 425 in 2013 and 481 in 2014.

Sales and marketing costs increased largely due to increased corporate marketing in 2012, 2013 and 2014.

General and Administrative Costs

	Year ended December 31,
	2012	2013	2014
	(in millions of pounds or %)
Total	97.7	128.2	131.0
Percentage of total revenue	17%	18%	16%
Share based compensation charges (including payroll taxes)	9.8	14.7	10.5
Investment-related charges	0.6	3.5	0.7
Linaro-related charges	-	7.0	-
Restructuring	-	-	8.6
Acquisition-related charges	1.4	1.5	0.7
Normalized general and administrative costs	85.9	101.5	110.5
Excluding these charges the Percentage of total revenue	15%	14%	14%

In 2012 the Company built a data center in Cambridge, UK to provide further engineering clusters which increased information technology costs significantly. In 2013, general and administrative costs were higher due to further costs relating to engineering clusters as well as higher legal costs relating to patent acquisitions and legal claims. Costs were also higher due to an increase in bad debt provisions. The completion of the Austin center has led to further costs in 2014.

General and administrative average headcount was 418, up from 370 in 2013 and 313 in 2012.

Unrealized future foreign exchange gains on certain committed but not yet invoiced future revenue streams of £9.6 million (2013: losses of £4.5 million; 2012: losses of £3.7 million) were recorded in 2014. There were other foreign exchange gains of £1.9 million in 2012 and £3.3 million in 2013 and a loss of 6.8 million in 2014. The foreign exchange rate between the US dollar and sterling has been relatively stable during 2013 and 2014. The overall net charge or gain depends upon the mix and quantum of non-sterling denominated monetary assets (including cash, accounts receivable and accounts payable), embedded derivatives and currency exchange contracts.

Restructuring costs. In 2012 and 2013 there were no restructuring charges. In 2014 there were restructuring costs of £8.6 million relating to a refocusing of effort following the reorganization at the beginning of 2014.

Amortization of intangible assets. Licenses to use third-party technology and acquired patents are capitalized and amortized over the useful economic period that the Company is expected to gain benefit from them (generally between three and ten years). Licenses and patents totaling £23.6 million were purchased during 2001 to 2008. No licenses were purchased in 2009, 2010 and 2011. In 2012, 2013 and 2014 licenses were purchased for £1.4 million, £74.1 million and £5.1 million, respectively. Amortization of these licenses amounted to £11.0 million in 2014 (2013: £8.3 million; 2012: £1.8 million). At December 31, 2014, the net book value of these assets was £63.6 million; which will be amortized over the next ten years.

During 2008, the Company purchased Logipard AB, a video IP company in Sweden. Intangibles acquired and capitalized consisted of developed technology, customer relationships and in-process research and development and totaled £5.0 million. These assets were amortized over three to five years and the charge in 2012 was £0.9 million and in 2013 was £0.9 million. These assets were fully amortized by the end of 2013. As part of the acquisition, the Company also acquired some contracts from the parent company of Logipard. The value of these contracts was £1.8 million was capitalized and amortized over their useful economic lives. The charge in 2012 was £0.5 million. These assets were fully amortized by the end of 2012.

During 2011, the Company purchased Obsidian Software Inc., a developer of verification and validation products and services, based in Texas.  Intangibles acquired and capitalized consisted of patents and customer relationships and totaled £2.7 million.  These assets were amortized over 3 years and the charge in 2012 was £0.9 million, in 2013 was £0.9 million and in 2014 was £0.4 million. These assets were fully amortized by the end of 2014. The Company also acquired Prolific, Inc., a California-based company that develops leading-edge IC design optimisation software tools. Intangibles acquired and capitalized consisted of developed technology, customer relationships and trademarks and totaled £2.4 million.  These assets were amortized over 6 months to 3 years and the charge in 2012 was £0.9 million, in 2013 was £0.8 million and in 2014 was £0.6 million. These assets were fully amortized by the end of 2014.

There were no acquisitions in 2012.

During 2013, the Company purchased Sensinode OY, a provider of software technology for the Internet of Things (“IoT”).  Intangibles acquired and capitalized consisted of developed technology and customer relationships and totaled £2.8 million.  These assets are being amortized over five years. The charge in 2013 was £0.4 million and in 2014 was £0.6 million.  The Company also purchased Geomerics Limited, a leader in lighting technology for the gaming and entertainment industries. Intangibles acquired and capitalized consisted of patents and customer relationships and totaled £5.0 million. These assets are being amortized over seven years. The charge in 2014 was £0.7 million.

On May 27, 2014, the Company purchased the entire share capital of Duolog Holdings Limited (“Duolog”) for €13.9 million in cash.  Duolog, a company based in Ireland and Hungary, is a leader in design configuration and integration technology for the semiconductor industry. The acquisition strengthens the Company’s IP configuration and integration capability, helping ARM Partners design and deploy system IP and manage increasing SoC integration complexity. Intangibles acquired and capitalized consisted of developed technology of £1.7 million.  These assets are being amortized over five years and the charge in 2014 was £0.1 million.

On November 14, 2014, the Company purchased the entire share capital of Offspark BV a company providing specialized services in the field of digital security focussing on Online Security, Secure Hardware and Software and (Practical) Cryptography. The total purchase price was €1.5 million in cash.  Intangibles acquired and capitalized consisted of developed technology of £1.0 million.  These assets are being amortized over five years and the charge in 2014 was less than £0.1 million.

Exceptional item - IP indemnity and similar charges. As noted in prior financial statements, the Company had been in discussions with a licensee to re-negotiate the terms upon which the Company would indemnify that licensee. During 2013, terms were executed and the Company incurred indemnification costs amounting to $18.0 million. Further in relation to legal proceedings regarding the same patent portfolio, for consideration of $45.4 million, the Company entered into a license agreement with a third party covering patents being asserted against ARM technology in litigation between the patentee and a number of licensees of ARM technology. The license was entered into in full and final settlement of any indemnity claims with respect to the asserted patents and will prevent any future assertion of the patents against ARM technology.  Total indemnification, settlement and license costs of $63.4 million (£41.8 million) were expensed, as an exceptional item, in 2013, with a tax impact of £9.7 million.

Exceptional item - Impairment of available for sale financial assets (current). During 2013, the Company participated in a consortium, via a trust, to acquire certain patent rights. These rights were not subject to actual or threatened legal proceedings. Of the Company’s total contribution to the consortium, $100.5 million was classified within current available-for-sale financial assets (£60.7 million after translation at 31 December 2013 exchange rates) and $67 million, the residual, was classified within other intangible assets (£37.4 million after amortization to 31 December 2013). The available-for-sale financial asset represented ARM’s right to receive cash from the Company's financial interest in the consortium as it was anticipated that a program of licensing the patents to third parties would be undertaken by the trust. The other intangible asset consists of intellectual property rights that are being amortized over a period of eight and a half years from March 2013, being the average remaining life of the underlying patent portfolio.

In Q4 2013, the trust made a strategic decision not to pursue a licensing program and the portfolio was put up for sale by auction. The Company acquired the patents in January 2014 for $4.0 million (£2.4 million) which has been accounted for as an additional intangible asset.  As there was no longer an expectation of any future cash flows with respect to licensing of the patents by the Trust, the available-for-sale financial asset has been impaired down to the value of the Company’s share of the auction proceeds as at December 31, 2013, giving rise to an exceptional charge in 2013 of $98.5 million (£59.5 million) in the financial statements for 2013, with a tax impact of £18.3 million. During 2014, there was amortization of £4.9 million and at December 31, 2014, the net book value of these assets was £32.5 million.

Interest. Net investment income decreased from £13.6 million in 2012 to £13.1 million in 2013 and further decreased to £11.0 million in 2014. The decrease in 2014 and 2013 was mainly due to lower interest rates. The increase in 2012 was mainly due to significantly higher cash balances, although the interest rates available were lower towards the end of the year. Cash was invested for periods of up to two years although more typically for periods of less than one year. Interest received in 2012, 2013 and 2014 included £0.1 million relating to a charitable interest free loan made by the Company in 2010.

Profit before tax. Profit before tax £221.0 million in 2012, £162.6 million in 2013 and £316.5 million in 2014, representing 38%, 23% and 40% of total revenues, respectively. In 2012, revenues grew strongly as a result of increased licensing activity as well as higher royalty revenues, with the result that profit increased by 38%. In 2013, higher revenues have been offset by the cost of exceptional items.  In 2014, revenues continued to rise giving rise to the higher profit margin.

Share of results of joint venture. On December 4, 2012 the joint venture, Trustonic Limited, of which the Company holds a 40% share, commenced trading. The initial investment value amounted to £7.5 million. The Company’s share of the results of Trustonic in 2014 was loss of £3.5 million (2013: loss of £4.0 million; 2012: loss of £0.7 million).

Tax charge. The Company’s effective tax rates were 27% in 2012, 36% in 2013 and 19% in 2014. The effective tax rate in 2012 was impacted by the partial de-recognition of an existing deferred tax asset considered non-recoverable following a change in California state tax law. The provisions extending the US federal R&D tax credits into 2012 were signed on January 2, 2013. In addition, because the provisions were not enacted until after the year end, the benefit of the 2012 R&D tax credits was accounted for in 2013. In 2013, the tax rate increased primarily due to the exceptional cost relating to the impairment of the available-for-sale financial asset which gave rise to an unrecognized deferred tax asset  The introduction of the UK patent box regime from April 2013 partially offset this impact. In 2014, the effective tax rate was lower in the absence of exceptional non-deductible costs. Also the impact of the UK patent box regime, being in force for the full year, caused the tax rate to be lower in 2014.

Foreign Currency Fluctuations

Foreign currency fluctuations. The Company’s earnings and liquidity are affected by fluctuations in foreign currency exchange rates, principally the US dollar rate, as most of the Company’s revenues and cash receipts are denominated in US dollars while a high proportion of its costs are in sterling.

The Company hedges its currency exposure using forward contracts for the sale of US dollars, which are entered into with major banks. The Company also uses currency options for a limited proportion of its dollar exposure. The fair values of the currency exchange contracts outstanding at December 31, 2012, 2013 and 2014 are disclosed in Note 17 to the Consolidated Financial Statements. The settlement period of the forward contracts outstanding at December 31, 2014 was between January 7, 2015 and August 13, 2015. The settlement period of the forward contracts outstanding at December 31, 2013 was between January 8, 2014 and July 15, 2015. The settlement period of the option contracts outstanding at December 31, 2014 was between January 5, 2015 and June 30, 2016. The settlement period of the option contracts outstanding at December 31, 2013 was between January 21, 2014 and December 31, 2014.

Contingencies and Loss Provisions

The accounting policy with respect to loss provisions is described in “—Operating Results—Critical Accounting Policies and Estimates—Provisions” above. Intellectual property disputes to which we are party are described in “Item 8. Financial Information—Legal Proceedings.” The provision for such disputes as of December 31, 2014 was £2.5 million (2013: nil; 2012: £1.2 million). Based on the facts and circumstances surrounding any disputes, the Company does not expect any such dispute to result in a material cash outflow.

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

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations primarily through cash generated from operations. Over the previous three years we have also received £18.3 million in cash from the issuance of shares and transfers of treasury shares to employees who have exercised options in the Company.

The Company’s operating activities provided net cash of £156.9 million, £315.3 million and £341.6 million in 2012, 2013 and 2014, respectively.

Accounts receivable increased by £5.7 million in 2012, increased by £19.8 million in 2013 and further increased by £4.0 million in 2014. Days’ sales outstanding were 48 at December 31, 2012, 47 at December 31, 2013 and 40 at December 31, 2014. In 2012, 2013 and 2014, increased licensing activity resulted in an increase in both accounts receivable and deferred revenue. Included within accounts receivable are amounts recoverable on contracts. Prepaid expenses and other assets increased by £1.1 million in 2012, increased by £8.8 million in 2013 and increased by £9.9 million in 2014. Inventories in 2014 and 2013 remained at similar levels to 2012. There have been no other significant movements in other current assets.

Accounts payable decreased by £2.8 million in 2012, increased by £1.1 million in 2013 and increased by £4.5 million in 2014. Movements in the accounts payable balance reflect the timing of receipt of invoices from suppliers. Accrued and other liabilities decreased by £4.8 million in 2012, increased by £8.3 million in 2013 and decreased by £11.6 million in 2014. The decrease in 2012 was primarily due to a lower accrual for share-based payment taxes. The increase in 2013 was in line with the growth of the business. The decrease in 2014 was due to the lower bonus accrual for 2014.

At December 31, 2014, the Company recorded £173.0 million of deferred revenues (2013: £199.2 million; 2012: £150.6 million). Deferred revenues are an element of customer backlog, and represent amounts invoiced to customers not yet recognized as revenues in the income statement. Similarly, the Company recorded £9.1 of amounts recoverable on contracts (“AROC”) at December 31, 2014, compared to £7.8 million and £5.6 million at December 31, 2012 and 2013, respectively. AROC represents amounts that have been recognized as revenue in the income statement but are yet to be invoiced to customers. Both deferred revenue and AROC fluctuate due to the maturity profile of ARM’s products, and invoicing milestones within contracts. Deferred revenues have increased due to the higher number of long-term license deals with certain strategic partners where the revenue will be recognized over a number of accounting periods as well as license deals for newer technologies where a greater proportion of the revenue is deferred until later periods. At December 31, 2014, £45.6 million of deferred revenue is expected to be recognized after more than one year.

The Company believes that, given its current level of business, it has sufficient working capital for the foreseeable future.

Cash flow from operations has been used to fund the working capital requirements of the Company as well as capital expenditure. Cash outflow from capital expenditure in 2014 was £20.4 million for property, plant and equipment and £10.0 million for other intangible assets, compared with £13.5 million for property, plant and equipment and £31.8 million for other intangible assets in 2013 and £20.2 million and £5.4 million in 2012, respectively. Capital expenditure on property, plant and equipment was higher in 2012 primarily due to greater investment in engineering cluster servers, larger quantities of which are required to enable research and development work at the lower geometries. This included the construction of a data center at the Cambridge, UK site. In 2013, capital expenditure on property, plant and equipment was lower since there has not been the same activity relating to engineering cluster services in 2013.  The cash flow in respect of intangible assets has been higher due to the expenditure on licenses to intellectual property. In 2014, capital expenditure on property, plant and equipment was higher due to the investment in a data centre at the Company’s Austin site. The level of expenditure on intellectual properties licenses was considerable lower in 2014.

In 2012, the Company made no acquisitions, but made additional payments of £2.2 million and £0.8 million in respect of the acquisitions of Obsidian and Prolific, respectively, for time-based and performance bonuses due under the acquisition agreement.

In 2013, the Company made two acquisitions: Sensinode Oy and Geomerics Limited. The total expenditure, net of cash acquired, on these acquisitions was £21.1 million. The Company also made additional payments of £2.0 million and £0.6 million in respect of the acquisitions of Obsidian and Prolific, respectively, for time-based and performance bonuses due under the acquisition agreements.

On May 27, 2014, the Company purchased the entire share capital of Duolog Holdings Limited (“Duolog”) for €13.9 million in cash.  Duolog, a company based in Ireland and Hungary, is a leader in design configuration and integration technology for the semiconductor industry. The acquisition strengthens the Company’s IP configuration and integration capability, helping ARM Partners design and deploy system IP and manage increasing SoC integration complexity.

On November 14, 2014, the Company purchased the entire share capital of Offspark BV a company providing specialized services in the field of digital security focussing on Online Security, Secure Hardware and Software and (Practical) Cryptography. The total purchase price was €1.5 million in cash. In 2014 the Company also made additional payments of £1.8 million, £0.4 million and £0.1 million in respect of the acquisitions of Obsidian, Prolific and Sensinode, respectively, for time-based and performance bonuses due under the acquisition agreements.

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

In 2013, the Company participated in a consortium, via a trust, to acquire certain patent rights. These rights were not subject to actual or threatened legal proceedings. Of the Company’s total contribution to the consortium, $100.5 million was classified within current available-for-sale financial assets (£60.7 million after translation at 31 December 2013 exchange rates) and $67 million, the residual, was classified within other intangible assets (£37.4 million after amortization to 31 December 2013). The available-for-sale financial asset represented ARM’s right to receive cash from the Company's financial interest in the consortium as it was anticipated that a program of licensing the patents to third parties would be undertaken by the trust. The other intangible asset consists of IP rights that are being amortized over a period of eight and a half years, being the average remaining life of the underlying patent portfolio.

In Q4 2013, the trust made a strategic decision not to pursue a licensing program and the portfolio was put up for sale by auction. The Company acquired the patents in January 2014 for $4.0 million (£2.4 million) which have been accounted for as an additional intangible asset.  As there was no longer an expectation of any future cash flows with respect to licensing of the patents by the trust, at December 31, 2013, the AFS financial asset was impaired down to the value of the Company’s share of the auction proceeds, giving rise to a non-cash exceptional charge of $98.5 million (£59.5 million).  A deferred tax asset has not been recognized in relation to this exceptional item, increasing the current tax charge by £18.3 million in 2013.

During 2012, the Company entered into a number of lease agreements for IT equipment which have been classified as finance leases. The outstanding liability at December 31, 2012 was £5.8 million.

In 2013, the Company invested £5.0 million in Cambridge Innovation Capital plc and in 2014, invested £1.3 million in Pragmatic Printing. In addition the Company further invested £4.0 million in various existing investments.

From time to time the Company has bought back shares in order to supplement dividends in returning surplus funds to shareholders. The Company did not buy back any shares during 2012 or 2013,  In 2014, the company bought back shares with a total value of £66.9 million. Dividends totaling £86.1 million were paid to shareholders in 2014 (2013: £68.9 million; 2012: £51.8 million). In aggregate, the Company has returned more than £700 million to shareholders since 2004 through buy-backs and dividends. Share option exercises in 2014 gave rise to a £6.8million cash inflow to the Company compared to £5.9 million in 2013 and £5.6 million in 2012.

Cash, cash equivalents and short- and long-term deposits, net of accrued interest at December 31, 2014 were £861.7 million compared to £706.3 million at December 31, 2013 and £520.2 million at December 31, 2012.

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

RESEARCH AND DEVELOPMENT

Research and development is of major importance and, as part of its research activities, the Company collaborates closely with universities worldwide, and plans to continue its successful engagement with the University of Michigan. Key areas of product development for 2014 include the development of further energy-efficient, high-performance engines for both data and control applications such as ARM cores based on the next generation of the ARM architecture that includes support for 64-bit processing. The Company is investing in future physical IP development, including lower-power, low-leakage technologies for both bulk Complementary Metal-Oxide Semiconductor (“CMOS”) and SOI processes to ensure leadership in this market. In addition, the Company will deliver development tools, graphics processors and fabric IP to enable its customers to design and program SoC products. The Company incurred research and development costs of £224.2 million in 2014, £202.9 million in 2013 and £166.3 million in 2012. See “Item 4. Information on the Company—Business Overview—Research and Development” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations—Research and development costs” above.

OFF-BALANCE SHEET ARRANGEMENTS AND AGGREGATE CONTRACTUAL OBLIGATIONS

Our major outstanding contractual commitments relate to rental of office facilities and certain equipment under non-cancelable operating lease agreements which expire at various dates through 2023. Our contractual commitments as of December 31, 2014 were as follows:

	Payments due by period (£ million)
	Total	Less than 1 year	2-3 years	4-5 years	Thereafter
Operating leases	57.9	16.8	18.9	12.9	9.3
Finance leases	6.5	3.9	2.6	-	-
Capital purchase commitments (including expenditure on investments)	8.3	8.3	-	-	-
Total	72.7	29.0	21.5	12.9	9.3

The Company does not have any off-balance sheet arrangements with unconsolidated entities or other persons.

Item 6.  Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

Directors

The directors of the Company (each, a “director,” and together, the “directors”) at February 18, 2015 were as follows:
Name(1)	Age	Term Expires	Position
Stuart Chambers	58	2015 (2)	Chairman (from March 1, 2014)
Simon Segars	47	2015	Chief Executive Officer; Director
Tim Score	54	2015	Chief Financial Officer; Director (3)
Mike Muller	55	2015	Chief Technology Officer; Director
Kathleen O’Donovan	57	2015 (2)	Senior Independent Director (Non-Executive)
Janice Roberts	59	2015 (2)	Independent Non-Executive Director
Larry Hirst	63	2015 (2)	Independent Non-Executive Director
Andy Green	59	2015 (2)	Independent Non-Executive Director
John Liu	51	2015 (2)	Independent Non-Executive Director (from December 1, 2014)

(1)	The address for each listed director is c/o ARM Holdings plc, 110 Fulbourn Road, Cambridge CB1 9NJ, England.

(2)	Non-Executive Directors are normally appointed for three-year terms subject to election or re-election each year at the AGM.

(3)	The retirement of Tim Score as Chief Financial Officer was announced in 2014 and he will be replaced by Chris Kennedy in 2015.

Stuart Chambers, age 58, Stuart Chambers joined the Board as Chairman designate on January 27, 2014 and became Chairman on March 1, 2014.   He has brings a strong track record and a wealth of board and executive experience both in the UK and globally. Up to 2009 he was the Group Chief Executive of Nippon Sheet Glass Group, which acquired Pilkington plc in 2006, where he was Chief Executive. Prior to the glass industry, Stuart held a number of senior positions at Mars, Inc., having previously spent ten years in several European roles at Royal Dutch Shell plc. He is Chairman of Rexam plc and an Independent non-executive director of Tesco plc. He has also served in the past as a non-executive director on three other plc boards and chaired three remuneration committees.

Simon Segars, age 47, Chief Executive Officer. Simon Segars joined the Board in January 2005 and was appointed Chief Executive Officer on July 1, 2013. His previous roles include President, leading the IP divisions and representing them on the Board. EVP and General Manager of the Processor and Physical IP Divisions and prior to that, EVP, Engineering, EVP, Worldwide Sales and EVP, Business Development. He joined ARM in early 1991 and worked on many of the early ARM CPU products. He led the development of the ARM7™ and ARM9™ Thumb® families. He holds a number of patents in the field of embedded CPU architectures. He is a director of the SOI Industry Consortium and the EDA Consortium. He was appointed a non-executive director and member of the Audit Committee of Dolby Laboratories, Inc on February 3, 2015.

Tim Score, age 54, Chief Financial Officer. Tim Score joined ARM as Chief Financial Officer and director in March 2002. Before joining ARM, he was Finance Director of Rebus Group Limited. He was previously Group Finance Director of William Baird plc, Group Controller at LucasVarity plc and Group Financial Controller at BTR plc. He is Chairman of the Audit Committee of British Land plc and is a non-executive director and member of the Audit Committee of Pearson plc. He will be retiring from the Board onin 2015.

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

Kathleen O’Donovan, age 57, Senior Independent Non-Executive Director. Kathleen O’Donovan joined the Board in December 2006. She is a non-executive director and Chairman of the Audit Committee of Trinity Mirror plc, Chairman of Invensys Pension Trustee Ltd and a non-executive director of D S Smith plc. Previously she was a non-executive director and Chairman of the Audit Committees of the Court of the Bank of England, Great Portland Estates plc, EMI Group plc and Prudential plc and a non-executive director of O2 plc. Prior to that, she was Chief Financial Officer of BTR plc and Invensys plc, and before that she was a Partner at Ernst & Young.

Janice Roberts, age 59, Independent Non-Executive Director. Janice Roberts joined the Board in January 2011. She is a Partner at Benhamou Global Ventures and a former adviser at Mayfield Fund having been a Managing Director from 2000-2013, where her focus was on the mobile, wireless, communications and consumer technology industries. Prior to that, she held various executive positions at 3Com Corporation, including President Palm Computing, President 3Com Ventures and Senior Vice President, Business Development and Global Marketing.   She is a non-executive director of RealNetworks, Inc., Zebra Technologies Corporation and a director of several private technology companies in the US.

Larry Hirst, age 63, Independent Non-Executive Director. Larry Hirst joined the Board in January 2011. He is a non-executive director of MITIE Group plc. He is the former Chairman of IBM Europe, Middle East and Africa. He retired from IBM in 2010, having previously held a wide range of senior positions since joining the company in 1977. He currently chairs the Imperial College Data Science Institute Advisory Board.  He is also an Ambassador to Monitise plc and on the International Advisory Board for British Airways. Former roles include being a UK Business Ambassador, a Commissioner for the Commission for Employment and Skills, and

Chair of e-skills UK (the UK Sector Skills Council for Business and Information Technology).  He was awarded a CBE in 2006.

Andy Green, age 59, Independent Non-Executive Director. Andy Green joined the Board in February 2011.  He was CEO of Logica plc from 2008 to 2012 and was on the board of BT Group from 2001 to 2007. He is Deputy Chair of The Tech Partnership, President UK Space, and is on the board of the CBI. He is a Companion of the Chartered Management Institute. He is the Chairman of IG Group Holdings plc, Dock On AG, Networking People (UK) Limited and  the UK  Government Connected Digital Economy Catapult (CDEC) and a trustee and director of ABESU. He is also a director of Avanti Communications Group plc.

John Liu, age 51, John Liu joined the board on December 1, 2014.  He is also a member of the Board of Trustees of Beijing Normal University Education Fund. He is Chief Business Officer of Qihoo 360 Technology Co. Ltd and a non-executive director of Digital China Holdings Limited. Former roles include senior executive positions in various companies including as Corporate Vice President and Head of Greater China for Google Inc.;  China CEO of SK Telecom Co., Ltd in Korea and Country Director of Greater China of Singapore Telecommunications Limited.

Chris Kennedy, age 51, The forthcoming appointment of Chris Kennedy as Chief Financial Officer was announced on January 8, 2015. He will join the Board as soon as he has completed his commitments at easyJet where he has been CFO since 2010. He brings to ARM more than 20 years of international experience in senior financial roles in a broad range of sectors, most recently at easyJet plc where he was a key part of the  management team that transformed its performance. Prior to this he worked at EMI plc and was appointed to the board of EMI’s holding company, Maltby Ltd in 2008 as CFO and then Chief Investment Officer.

Election and re-election of Directors

In line with the provisions of the UK Corporate Governance Code 2012, all directors will present themselves for re-election (if eligible) unless the directors have agreed otherwise.

Executive Officers
Name(1)	Age	Position
Simon Segars	47	Chief Executive Officer; Director
Tim Score(2)	54	Chief Financial Officer; Director
Mike Muller	55	Chief Technology Officer; Director

(1)	The address for each listed executive officer is c/o ARM Holdings plc, 110 Fulbourn Road, Cambridge CB1 9NJ, England.
(2)	The retirement of Tim Score as Chief Financial Officer was announced in 2014 and he will be replaced by Chris Kennedy in 2015.

BOARD PRACTICES

Corporate Governance

Compliance with the UK Corporate Governance Code (September 2012) and the Sarbanes-Oxley Act 2002 (US)

The Company has complied with the provisions of the UK Corporate Governance Code (September 2012) throughout 2014 and to the date of this document. The Company also achieved full compliance with the requirements of section 404 of the Sarbanes-Oxley Act 2002 for the ninth successive year. The Company’s American Depositary Shares are listed on NASDAQ and we are therefore subject to and comply fully with NASDAQ rules, US Securities laws and Securities and Exchange Commission rules to the extent that they apply to foreign private issuers. We explain in the reports below how we applied the provisions and principles of the FCA Listing Rules, the Disclosure and Transparency Rules, and the UK Corporate Governance Code throughout the year.

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

•
obtaining assurance that material risks to the Company are identified, that appropriate systems of risk management and control exist to mitigate such risks and defining the Company’s appetite for risk;

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

•      shareholder communications;

•      key policies;

•      key advisers.

The schedule was reviewed in February 2015.

Composition and operation of the Board

At the end of 2014, the Board comprised three executive directors (the Chief Executive Officer, the Chief Financial Officer and the Chief Technology Officer), the Chairman, and five independent non-executive directors. Stuart Chambers became Chairman on March 1, 2014 having been appointed to the Board as Chairman designate on January 27, 2014.

Conflicts

The Board is fully aware of the other commitments of the Chairman and the executive and non-executive directors.  All directors have completed conflicts of interest questionnaires and any planned changes in their directorships outside the Company are subject to prior approval by the Board.  No conflicts of interest arose in 2014 or to date in 2015, and no other situations have been identified that might lead to a conflict of interest.  In circumstances where a potential conflict arises, the Board (excluding the director concerned) would consider the situation and either authorise the arrangement in accordance with the Companies Act 2006 and the Articles of Association or take other appropriate action.

Non-executive directors’ expertise

Kathleen O’Donovan has been the Senior Independent Director since January 2011. In this capacity she acts as a sounding board for the Chairman and provides a communication channel between the Chairman and the non-executive directors.  She is also available to discuss matters with shareholders, if required. In early 2014, she led the Nomination Committee through the process to conclude the appointment of Stuart Chambers as Chairman.

John Liu (who is based in Beijing), Janice Roberts (who is based in Silicon Valley), Larry Hirst and Andy Green all have a broad understanding of the Company’s technology and the practices of major international technology companies. Kathleen O’Donovan is a financial expert with a strong financial background. The beneficial interests of the directors in the share capital of the Company are set out in “―Share Ownership”.

Independence

The Board reviewed the independence of the non-executive directors on appointment and continues to do so on an ongoing basis. Kathleen O’Donovan, who has now served for eight years, remains highly committed and continues to be regarded as independent.  The Nomination Committee has commenced the process to recruit a further non-executive director who is a financial expert to take over as Chairman of the Audit Committee. In her capacity as Senior Independent Director and Chairman of the Audit Committee, Kathleen O’Donovan’s independence is demonstrated on many occasions each year through her robust approach to questioning management.

The other non-executive directors have shorter service and are regarded as independent in character, judgment and behaviour, based on both participation and performance at Board and committee meetings. There are no relationships or circumstances that are likely to affect the judgment of any of them. It is the policy of the Board to review the continued appointment of non-executive directors after six years’ service.  Stuart Chambers was regarded as independent at the time his appointment as Chairman.

Board meetings

Board and Committee papers are circulated electronically before each meeting.  The business considered at each Board meeting includes the Chief Executive Officer’s report on the status of the business (incorporating industry and strategic developments) and the Chief Financial Officer’s report (incorporating financial, market and investor-related information).  On a cyclical basis, Board agendas also include detailed assessments of risk, governance, corporate responsibility, public affairs, performance of the business and geographical areas, competitive landscape, R&D and organization/succession planning.

In the event that a director is unable to attend a meeting or participate by conference call they receive and read the documents for consideration at that meeting and have the opportunity to relay their comments and, if necessary, to follow up with the Chairman or the Chief Executive Officer after the meeting.

The non-executive directors are encouraged to suggest matters for Board discussions, and in 2014 they were active in contributing to the agenda for the strategy review and ensuring the amount of time spent on strategic and operational issues was appropriately balanced. The September 2014 strategy meeting enhanced the Board’s understanding of the competitive landscape and agreed short and longer term strategic objectives. The meeting focused on the Company’s current and future activities in China.  Three guest speakers with in depth knowledge of the technology landscape in China gave presentations and participated in question and answer sessions with the Board and local management. An additional strategy meeting has again been scheduled during 2015 and strategy will continue to be covered regularly at Board meetings during the year.

During 2014, the non-executive directors encouraged the executive team to allocate resources to accelerate the development of technology in the Internet of Things arena and to explore new business areas for investment.

Key senior executives attend Board meetings throughout the year, which gives the non-executive directors visibility of executive talent below executive director level, direct information about business developments, and informs them about potential management succession. In particular, each year the general managers of the IP group present a review of past performance against key objectives and KPIs, and their proposals for the coming year.

During 2014, the Chairman held three meetings with the non-executive directors without the executives present, and the non-executive directors met on one occasion without the Chairman being present.

The table below shows directors’ attendance at scheduled Board meetings, conference calls and ad hoc meetings which they were eligible to attend during the 2014 financial year:
	Board meetings attended/Board meetings eligible for	Conference calls & ad hoc meetings attended/calls and meetings eligible for
Number of scheduled meetings	6	5
Stuart Chambers (appointed January 27, 2014)	6/6	5/5
Simon Segars	6/6	5/5
Andy Green	6/6	4/5
Larry Hirst	6/6	5/5
John Liu (appointed December 1, 2014)	1/1	0/0
Mike Muller	6/6	5/5

	Board meetings attended/Board meetings eligible for	Conference calls & ad hoc meetings attended/calls and meetings eligible for
Kathleen O’Donovan	6/6	5/5
Janice Roberts	6/6	5/5
Tim Score	6/6	3/5
Sir John Buchanan (retired May 1, 2014)	2/3	0/1
Philip Rowley (retired May 1, 2014)	2/3	1/1
Eric Meurice (retired March 31, 2014)	2/2	0/0

The directors have the benefit of directors’ and officers’ liability insurance.

Chairman

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

During 2014, there were regular meetings and calls between the Chairman and the Chief Executive Officer outside Board meetings, including a visit by the Chairman to the Company’s office in San Jose.  These discussions provided and continue to provide opportunities for the exchange of information, mentoring and regular updates on the business objectives and priorities that the Chairman set for the Chief Executive Officer for 2014.  These priorities include: development of the organization and the next generation of executives, working effectively with the Board, ensuring appropriate strategic decisions are made on investments, employee motivation, and customer focus.

The Chairman participated in various Company events during 2014 to meet managers and employees across the organization, including the Global Engineering Conference attended by around 600 ARM engineers and a conference held by the IT team.  He also met with shareholders during the year, attended the Analyst and Investor Day and the Annual Partner Meeting, which is the Company’s major customer event.

Main responsibilities of the Chairman include:

•
leadership of the Board and creating the conditions for overall Board and individual director effectiveness and a constructive relationship with good communications between the executive and non-executive directors;

•	ensuring that the Board as a whole plays a full and constructive part in the development of strategy and overall commercial objectives;

•	chairing the Nomination Committee which initiates succession planning to retain and build an effective and complementary Board;

•	ensuring that there is effective communication with shareholders and that members of the Board develop an understanding of the views of the major investors in the Company;

•	promoting the highest standards of integrity, probity and corporate governance throughout the Company, particularly at Board level;

•	ensuring that the performance of the Board as a whole, its committees, and individual directors is formally and rigorously evaluated at least once a year.

Chief Executive Officer

Main responsibilities of the Chief Executive Officer include:

•	proposing and developing the Company’s strategy and overall commercial objectives in conjunction with the Executive Committee;

•	day-to-day management of the Company’s business;

•	chairing the Executive Committee;

•	maintaining a close working relationship with the Chairman;

•	meeting regularly with ARM’s leading customers for executive discussions on broad strategic and industry trends;

•	hosting discussions with influential media outlets;

•	fostering good relationships with ARM’s larger shareholders and major financial institutions;

•	representing ARM in various industry organizations and professional associations, and activities within the local community and at international level.

Company Secretary

Patricia Alsop acts as Secretary to the Board and Board committees, and all Board members have individual access to her advice. She ensures that the Board receives all relevant information in a timely manner, organizes induction and training programs for new directors, and facilitates the Board evaluation in years when this is conducted internally. She is also responsible for ensuring that the correct Board and Committee procedures are followed and advises the Board on corporate governance matters. The established procedure under which directors can, where appropriate, obtain independent legal or other professional advice at the Company’s expense is also administered through her.

Philip Davis will take over the Company Secretary role on Patricia Alsop’s retirement from the Company in May 2015. This is in addition to his responsibilities as General Counsel.

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

Annual General Meeting

The Board actively encourages participation at the AGM, scheduled for April 30, 2015, which is the principal forum for dialogue with private shareholders. A presentation is made outlining recent developments in the business and an open question and-answer session follows to enable shareholders to ask questions about the business in general. The Chairman, who chairs the Nomination Committee, will be present at the AGM. He will arrange for the respective chairs of the Audit and Remuneration Committees to be available to answer questions and for all directors to attend.

All resolutions proposed at the 2015 AGM will be decided on a poll and the voting results will be published via RNS and the SEC, and will be available on the Company’s website.

In addition to the ordinary business, resolutions will also be proposed at the 2015 AGM to:

•	authorize the directors generally to allot up to £232,891 in nominal amount of ordinary shares;

•	authorize the directors to allot up to a further £232,891 in nominal amount of ordinary shares in connection with a rights issue (as defined in the Notice of AGM);

•
authorize the directors to allot ordinary shares (or sell treasury shares) for cash (i) otherwise than in connection with a “pre-emptive offer” (as defined in the Notice of AGM) up to an aggregate nominal amount of £35,304 or (ii) in connection with a pre-emptive offer up to an aggregate nominal amount of £35,304, or (iii) in connection with a rights issue up to a further nominal amount of £35,304, in each case as if section 561(1) of the Companies Act 2006 did not apply to such allotment (or sale). The period of authorization will in each case expire at the earlier of the conclusion of the 2016 AGM or on 30 June 2016.

Board evaluation

The Board undertakes an annual review of its effectiveness. Following the external review undertaken by Independent Audit in 2013, an internally facilitated evaluation was conducted in 2014.  The Chairman and the Company Secretary developed a new questionnaire and the focus of the 2014 evaluation was the extent of progress in relation to the four key action areas identified in the 2013 review.  These were:

2013 action areas identified	Action taken in 2014
Ensuring that the Board and Committees have the skills and experience they need going forward
We recruited John Liu as an additional non-executive director with extensive expertise in Asia, particularly in China.  The membership of all committees was reviewed during 2014 and changes were made to the composition of the Audit, Remuneration and Nomination Committees.  The Nomination Committee is developing candidate briefs for further searches in 2015 for independent non-executive directors with appropriate skills, experience and diversity to complement our existing Board members and maintain, collectively, an effective Board.

Further improving the culture and dynamics in the Boardroom, with each Board member developing a clear understanding of the Board’s role and their individual role
The consensus from the 2014 Board evaluation is that culture and dynamics in the Boardroom have improved during the year and Board members’ roles are better defined and understood.  Board members agreed to aim to spend more time together outside formal meetings and the Board will continue to discuss and review this during 2015.

Reviewing the KPIs and board information and ensuring they are fit for purpose
The review concluded that the KPIs and information provided to the Board were broadly fit for purpose.  However, some enhancements were proposed, trialled and have now been built into the Board reports. This action area has been removed from the priorities list for 2015.

Exiting the year with greater clarity and a more harmonised Board view on the long-term vision for the business and the consequent strategic priorities
ARM’s vision, mission and strategy were reviewed and refreshed during 2014.  The consensus from the 2014 Board evaluation is that there is a better understanding of the long-term vision for the business and consequent strategic priorities.  These were reviewed in detail at the September Strategy meeting which was unanimously agreed to have been well prepared and focused on appropriate areas for future development.  These areas include developing technology to address servers and networking infrastructure and the market associated with the Internet of Things.
The Chairman had a detailed individual discussion with each non-executive director during 2014, in addition to his regular conversations with the CEO.
A process is in place for the Senior Independent Director to meet with each non-executive director individually to provide feedback on the Chairman and on any issues of concern.

The 2014 evaluation covered:

•	Board structure and dynamics;

•	Board meetings;

•	Meeting administration;

•	Board committees – Audit, Remuneration and Nomination;

•	Strategy review;

•	Risk management, corporate governance and corporate responsibility;

•	Key challenges for 2015

The overall conclusion was that individual Board members are satisfied that the Board works well and operates effectively in an environment where there is constructive challenge from the non-executive directors. They are also satisfied with the contribution made by their colleagues and that Board committees operate properly and efficiently. The three remaining action areas referred to above will continue to be priorities in 2015, with continued enhancement of the induction and ongoing training process for Board members identified as an additional area of focus.

An internally facilitated Board evaluation will take place during 2015 and the Board intends to continue with a cycle of external evaluations every three years with internal evaluations in between.

Induction

A personalised induction programme is arranged for new directors, tailored to their specific requirements, the aim of which is to introduce them to key executives across the business and to enhance their knowledge and understanding of the Company and its activities. In 2014, this included a comprehensive induction programme for Stuart Chambers, who was appointed to the Board on January 27, 2014 and took over the Chairman role on March 1, 2014. This included several days with the Chief Executive Officer in Silicon Valley to see the Company’s operations and meet senior executives based there, in addition to a series of individual meetings with Board members, senior executives and external advisers based in the UK.  The Chairman has regular meetings and calls with the CEO, CFO, CTO, Company Secretary and EVP People.  A similar induction programme is underway for John Liu with a focus on the Company’s activities in Asia.  He has become a member of the Company’s Asia Advisory Group which meets three times each year.

All members of the Board are encouraged to spend time outside Board meetings with members of the Executive Committee and senior management and a number of individual meetings took place during 2014, which will continue during 2015. All Board members are invited to attend the Annual Partner Meeting in the UK, which is the Company’s key customer event of the year and/or the ARM TechCon in the US. Board members are also invited to attend the annual Analyst and Investor Day. These events offer the opportunity to understand more about the business, products, technology development roadmap, customer base and investor perspective.

Training

Board members receive guidance on the regulatory regimes and corporate governance framework that the Company operates under. In particular, during 2014 the Board received an update from the Company Secretary on current governance topics including executive remuneration and Board diversity. The Board also participated in a detailed workshop led by the Company’s external auditors covering recent and forthcoming developments in corporate governance, audit, reporting, financial accounting and tax. John Liu attended a session with the Company’s external lawyers covering the responsibilities of being a director of a UK listed company.  The Company has a commitment to training and all directors, executive or non-executive, are encouraged to attend suitable training courses at the Company’s expense.

Terms of reference

The terms of reference of the Audit, Remuneration and Nomination Committees are published on the Company’s website at www.arm.com.

Executive Committee

The Executive Committee is responsible for developing and implementing the strategy approved by the Board. In particular, the Committee is responsible for ensuring that the Company’s budget and forecasts are properly prepared, that targets are met, and for generally managing and developing the business within the overall budget. In addition, the Committee ensures that risks identified through the Business Planning process, particularly corporate- level risks are managed and mitigated to the greatest extent possible. Variations from the budget and changes in strategy require approval from the main Board of the Company.

The Executive Committee, which meets monthly, now comprises:

•	the Chief Executive Officer

•	the Chief Financial Officer

•	the Chief Technology Officer

•	the Chief Operating Officer

•	the Chief Information Officer

•	the EVP and President Product Groups

•	the EVP and President of Commercial and Global Development

•	the Chief Marketing Officer

•	the EVP Strategy

•	The EVP and President of ARM Greater China

•	the EVP Technical Operations

•	the EVP People

•	the General Counsel

•	the Company Secretary

Executive Committee meetings are attended by other senior operational personnel, as appropriate. In recognition of the increasing importance of Asia as both a market and an engineering base, the EVP and President of ARM Greater China, who is based in China, became a full member of the Executive Committee on July 1, 2014, having previously been an observer.

Biographies of the members of the Executive Committee appear on the Company’s website at www.arm.com.

Management structure

The Company has a traditional UK board structure with a unitary Board comprising the Chairman, executive and non-executive directors. The Audit and Remuneration Committees are made up of independent non-executive directors and they, together with the Nomination Committee, report to the Board. Each of the operations and functions of the Company report to the Executive Committee. The Risk Review Committee reports periodically to the Executive Committee, Audit Committee and the Board.  The VP Business Assurance/Head of Internal Audit also has a separate reporting line to the Chairman of the Audit Committee.

Audit Committee

Audit Committee composition and meeting attendance during 2014:
Name of Director	Position	Meetings Attended/eligible meetings
Kathleen O’Donovan	Senior Independent Director, Committee Chairman	6/6
Janice Roberts	Independent non-executive director	6/6
Andy Green (appointed May 1, 2014)	Independent non-executive director	3/3
Philip Rowley (retired May 1, 2014)	Independent non-executive director	2/3
Eric Meurice (retired March 31, 2014)	Independent non-executive director	2/2

Kathleen O’Donovan has chaired the Committee since January 2011. She is qualified as the Committee financial expert as defined in the Sarbanes-Oxley Act 2002 and has recent and relevant financial expertise in compliance with the Code provision C3.1. The external auditors, Chief Executive Officer, Chief Financial Officer, the VP Finance, ARM Group, the VP Business Assurance/Head of Internal Audit, the Head of Tax and the Company Secretary attend all meetings in order to ensure that all the information required by the Committee for it to operate effectively is available. The Company Chairman and other Board members also attend Committee meetings from time to time.

The Chairman of the Audit Committee reports to the Board on how the Committee had discharged its responsibilities.

Representatives of the Company’s external auditors have a private session with the Committee prior to each meeting, without other management being present. The Chairman of the Committee also has separate meetings with the VP Business Assurance/Head of Internal Audit, the Chairman of the Risk Review Committee, the external auditors, the Chief Financial Officer, the Company Secretary, the VP Investor Relations and the VP Finance, ARM Group during the year. This is to discuss their ongoing work and any areas of concern, and also to enable certain members of management, such as the Chief Information Officer and the General Counsel, to report on key areas of risk and control.

During 2014, the Chairman of the Committee and the external audit partner again organized a meeting for the UK-based PricewaterhouseCoopers LLP (“PwC”) audit and tax teams and the ARM finance and tax teams to discuss the audit approach, to understand the planning for the year-end, and to gain insights into the corporate governance environment and the Company’s expectations from the internal and external audit processes.

Principal activities of the Committee during 2014 were the monitoring and reviewing of:

•
the integrity of the financial statements of the Company and any formal announcements relating to the Company’s financial performance and reviewing any significant financial reporting judgements and the clarity of disclosures;

•	the Company’s risk management framework and process and the effectiveness of the Company’s internal controls over financial reporting;

•	the status of Sarbanes-Oxley compliance and testing for the Company’s reporting under its SEC obligations;

•	the framework for ensuring compliance with legal requirements, accounting standards, the Listing Rules of the Financial Conduct Authority (FCA) and the requirements of the SEC;

•	the assessment of going concern, in advance of its consideration by the Board;

•	the work and results of Business Assurance and Internal Audit in relation to the 2014 Audit Plan and approving the Audit Plan for the 2015 Audit plan;

•
the effectiveness and integrity of the 2014 external audit process; including assessing the external auditors’ independence and objectivity, the effectiveness of the audit process and fees, the engagement of the external auditors to supply non-audit services and assessing their nature, extent and cost effectiveness; as well as making recommendations to the Board in relation to the appointment, remuneration and resignation or dismissal of the Company’s external auditors;

•	the process and procedures whereby employees can raise concerns regarding potential impropriety;

•	the effectiveness of the Audit Committee and our own Terms of Reference.

The integrity of financial reporting

The Committee reviewed the integrity of the financial statements of the Company and all formal announcements relating to the Companys financial performance . Each quarter, the Committee reviewed accounting papers prepared by management on areas of financial reporting judgement and matters giving rise to exceptional items. These included:

•
consideration of the accounting treatment of substantial transactions, including any judgemental matters in relation to revenue recognition for major license contracts with customers, which concluded that revenue had been accounted for appropriately;

•	consideration of the appropriate operating segments and cash generating units of the Company which concluded that the business now has one reportable segment;

•
reviewing the Adjusted Performance Measures  used by the Company and referred to as normalised performance measures . Our aim is to ensure they are properly derived , consistently treated and transparently presented, and are appropriately balanced with regard to the required IFRS measures. We review the work by the finance team, the disclosures committee and the external auditors;

•
consideration of the judgements surrounding the goodwill impairment review performed in the fourth quarter of 2014. In light of the continuing strong performance of the Company in the year, the Committee was comfortable with management’s assessment that, after considering various scenarios incorporating various sensitivity and stress tests, that no impairment in carrying value was required;

•
consideration of management’s judgement regarding the level of provision required to be carried in relation to ongoing litigation involving either the Company or its licensees,and in particular where the Company may be required to indemnify its licensees, including receiving regular updates from the Company’s General Counsel;

•	consideration of the key judgements made in estimating the Company’s tax charge and review of any provisions in respect of ongoing tax matters, together with assessment from independent experts;

•	consideration of the Company’s tax strategy and key developments that may influence the Company’s global tax position;

•	reviewing reports from the Compliance and Disclosure Committees relating to any matters relevant to the financial reporting of the Company.

Fair, balanced and understandable

In line with the requirement in the UK Corporate Governance Code (September 2012 based on both internal and external audit reviews and confirmations from management, the Committee and the Board believe that the Annual Report, taken as a whole is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s performance, business model and strategy.

The effectiveness of risk management and internal controls

We believe that an effective and robust risk management framework and system of internal control is essential to achieving a reliable business performance. On behalf of the Board we review the effectiveness of these processes with regard to the key operational, financial and compliance controls. This is an area of evolution in the light of business circumstances, the marketplace and regulation. We note the continued focus and improvement in this area during the year.

In conjunction with management and the Risk Review Committee, the Committee continued to oversee the Company’s risk assessment and reporting framework, with assistance and guidance from external advisers. The format for the Corporate Risk Register, Risk Assurance Matrix and Risk Heatmap has evolved further during 2014, with feedback from the Board being provided through the ongoing strategic risk appetite discussions and the continual assessment of the risk factors in current operations. Group Risk Registers are also now established for each of the operations and functions of the Company and are normally reviewed and updated twice a year. The risk management arrangements are reviewed and discussed at Executive Committee meetings throughout the year.

We have seen continued improvement in the transparency and active ownership of risk management throughout the organisation, driven and supported by a strong tone at the top. We have noted the growing strength of the three lines of defence. We are pleased with the progress achieved, however there remains more still to do and work in these areas will be ongoing in 2015.

The COSO framework of internal control continues to be implemented across the organisation. The processes and procedures for identifying, evaluating and managing the significant business, operational, financial, compliance and other risks have been successfully integrated into day to-day business operations through our internal control system known as the ARM Management System (AMS) and associated Audit Assurance System.

The AMS is fully documented and compliance is monitored through audits and periodic controls testing during each year. The effectiveness of individual controls is also reviewed with their owners within the operations and functions of the Company to ensure efficacy and relevance. The Business Assurance function reports on the status of the AMS to the Audit Committee at least twice each year. The Compliance and Audit Committees also monitor the satisfactory remediation of any identified control issues with Company-level significance.

The Audit Committee has reviewed and approved the system of internal control, including internal controls over the consolidation process and financial reporting, which have been in place for the year under review and up to the date of approval of the Annual Report and financial statements, and has reported to the Board on any relevant matters.

Compliance with the Listing rules of the FRC, the UK Corporate Governance Code and the Sarbanes-Oxley Act (US)

The Audit Committee has reviewed the framework for ensuring compliance with the requirements of the FRC, SEC and UK Corporate Governance. Throughout 2014, the Company complied fully with the UK Corporate Governance Code (September 2012), the listing rules of the FRC and also with the Sarbanes-Oxley Act 2002.

Going concern

In advance of the consideration by the Board on going concern, the Audit Committee reviewed the 2015 budget and longer-term plans and considered any reasonably likely scenarios that may occur. The Committee is satisfied that, at the time of approving the financial statements, it is appropriate to adopt the going concern basis in preparing the financial statements of the Company. This view was supported by a sensitivity analysis and stress tests undertaken at the year-end which showed that some extreme assumptions would have to be made before there is a negative impact.

The work of Business Assurance and Internal Audit

The Committee noted further improvements in the development and effectiveness of the Business Assurance/Internal Audit function in 2014. In particular, the Audit Assurance System (which provides improved document control, risk assessment and reporting) was reviewed and further improvements were completed. We reviewed the resources of the team and the plans for their deployment during the year. We also noted the key relationships between the Assurance team and the Compliance and Risk Review Committees, as well as the working relationship with the external auditors PwC and Lloyd’s Register Quality Assurance.

ARM’s Internal Audit function develops an annual audit plan to provide assurance that the risk management activities identified to mitigate the risks are designed and operating effectively and that corrective action is being taken where necessary.

As well as the Committee's formal meeting with the VP Business Assurance/Head of Internal Audit, the Chairman of the Committee meets with him informally throughout the year in order to provide the opportunity for open and timely dialogue. Typically there is a discussion about the content and quality of papers intended for the Committee, emerging business risks, the quality of engagement with Internal Audit and any concerns that might have arisen.

External audit plan and approach

During the year we reviewed PwC's audit strategy, the audit approach, key areas of focus, materiality and the audit plan. PwC explained their risk-based approach, including the interaction with their work on internal control for the purposes of expressing an opinion under section 404 of the Sarbanes-Oxley Act. The results of those procedures were reported in December 2014 and January and February 2015. No material misstatements remained unadjusted in the financial statements.

In addition to the private meetings held with the external auditors and the Committee, the Chairman of the Committee meets with the PwC team on a regular basis to provide the opportunity for an open communication regarding any concerns, as well as to understand their assessment of key judgments as they arise.

Auditor effectiveness and partner rotation

PwC have been the Company’s auditors since it listed on the London Stock Exchange in April 1998. The external auditors are required to rotate the audit partner responsible for the Company and subsidiary audits every fifth year-end. The last audit partner rotation took place early in 2012. The Committee considers that the relationship with the auditors is working well and remains satisfied with their objectivity and effectiveness.

The Committee is also satisfied with the quality of challenge, scepticism and execution by the auditors and this view is supported by a review of the effectiveness of the external audit process, which was undertaken in December 2014 and reported on in January 2015 involving Board members and senior managers who interact with the auditors. The review looked at the robustness of the audit and the quality of delivery, people and service and concluded that the auditors are effective, and that the 2014 audit process had worked well. Some minor areas were noted for continuing improvement and will be monitored in 2015.

Process and procedures whereby employees can raise concerns regarding potential impropriety

The Company operates a whistleblowing policy which sets out procedures for employees to report concerns about any unethical business practices to senior management in strict confidence and without fear of recrimination. The Audit Committee receives details of any such confidential reports from the Compliance Committee. There were three whistleblowing reports in 2014, all of which were reviewed by the Audit Committee. None of these cases were found to involve any financial or other loss to the Company. All were thoroughly investigated (in one case involving a more detailed on-site investigation by members of the Internal Audit team) and appropriate actions were taken. These involved reinforcing Company policies and procedures with employees in the relevant locations through additional training and increased management supervision. All of these matters are regarded by the Audit Committee as being closed.

Effectiveness of the Audit Committee and our own Terms of Reference.

A review of the effectiveness of the Audit Committee was undertaken in December 2014 and reported on in January 2015. The review involved Audit Committee members, members of senior management who interact with the Audit Committee and the external auditors. The review considered the Committee processes and the knowledge and behaviour of the Committee members and concluded that the Audit Committee is effective. Some minor areas were noted for continuing improvement and will be monitored in 2015

The Audit Committee reviews its Terms of Reference on an annual basis and is satisfied that they are appropriate. The Terms of Reference have been agreed with the Board.

Tenure of external auditors

On the basis of the Committee’s continued satisfaction with the performance and effectiveness of PwC (as described above), it has not considered it necessary to date to require the firm to tender for the audit work. The Committee is actively monitoring the EU audit directive and ongoing discussions in this area at the Financial Reporting Council, the EU and the Competition Commission. Taking account of the changes to the regulatory regime relating to mandatory audit tendering, the Committee expects to conduct an audit tender before 2018.

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

The non-audit services policy is reviewed annually. The Company’s tax advisory work is carried out by the auditors only in cases where they are deemed to be best suited to perform the work in a cost-effective manner, given their familiarity with the Company’s business. In other cases, the Company has engaged another independent firm of accountants to perform tax advisory work. The Company does not normally award general consulting work to the auditors, although they did provide advice on the Company’s procurement model in 2014. From time to time, the Company will engage the auditors to perform work on matters relating to benchmarking of the internal audit function, human resources, and royalty audits. Total fees for non-audit services were £52,000 for taxation services and £78,000 for royalty, procurement and other services. This represents 15% of the amount spent on audit and audit-related services. A breakdown of fees paid to the auditors can be found in Note 5 to the Consolidated Financial Statements.

Nomination Committee

Nomination Committee composition and meeting attendance during 2014:
Name of Director	Position	Meetings attended/eligible meetings
Stuart Chambers	Chairman (Chairman from March 1, 2014)	5/5
Kathleen O’Donovan	Senior Independent Director	5/5
Andy Green	Independent non-executive director	5/5
Philip Rowley	Independent non-executive director (retired May 1, 2014)	1/1
Sir John Buchanan	Chairman (retired on March 1, and from the Board on May 1, 2014	0/0

During the year, the activities of the Committee included engaging external search firms to seek and introduce candidates and interviewing a number of candidates in each case for the following roles:

•	Chairman, which resulted in the Committee recommending the appointment of Stuart Chambers.

•	Independent non-executive director, which resulted in the Committee recommending the appointment of John Liu

•	Chief Financial Officer, which resulted in the Committee recommending the appointment of Chris Kennedy.

The Chairman led the process for the appointment of John Liu and Chris Kennedy in the latter case working closely with the CEO to whom the role reports.  Kathleen O’Donovan, in her capacity as the Senior Independent Director, led the process for the appointment of the new Chairman, chairing relevant meetings of the Nomination Committee and a number of conference calls between Committee members.

The external search firms were Zygos in the case of the Chairman recruitment, Egon Zehnder in relation to the non-executive director recruitment and Russell Reynolds for the CFO recruitment. There is no connection between the Company, or any individual director and any of the search firms.

In addition to leading the process for Board appointments and making recommendations to the Board in relation to new appointments, the Committee’s general responsibilities include:

•	reviewing succession planning, Board composition and balance;

•
considering the roles and capabilities required for each new appointment, based on an evaluation of the skill, experience, independence and knowledge of the existing directors. During 2014 the Board identified the skills and attributes required for the Board collectively and developed a detailed matrix mapping individual Board members’ attributes against these.  This provides an informed basis for future searches and recruitment.

Our policy on diversity is set out in more detail in the Directors’ report.  In summary, we are committed to recruitment which is based on equal opportunities for all, irrespective of age, gender, race, colour, disability, religious affiliation, sexual orientation or marital status.  During 2015 the Committee will continue to review the composition of the Board and its committees to ensure that we continue to maintain, collectively, a highly effective Board.

Internal control/risk management

The Company fully complies with the UK Corporate Governance Code (September 2012)’s provisions on internal control, having established procedures to implement in full the Turnbull Guidance “Internal Control: Revised Guidance for Directors on the Combined Code”. The Company’s risks are managed within a systematic process of risk identification and assessment.

The Company notes the provisions of the updated UK Corporate Governance Code published by the Financial Reporting Council in September 2014, and applying to the Company’s accounting period beginning January 1, 2015. The Company is complying fully with the provisions of the updated Code and will report on this in its 2015 Annual Report.

The Audit Committee is responsible for ensuring that the risk management framework and process is operating effectively. The Risk Review Committee reviews the Corporate Risk Register (CRR), Group Risk Registers and Risk Heatmap normally on a quarterly basis. The Audit Committee also reviews these documents and the Risk Assurance Matrix, discusses as appropriate with the Chairman of the Risk Review Committee and reviews the minutes of its meetings.  The Executive Committee and the Board also review these documents at least twice each year. The Board confirms that the necessary actions have been or are being taken to remedy any significant failings or weaknesses identified from this process in a timely manner.

The Board has overall responsibility for ensuring that the Company maintains an adequate system of internal control and risk management, and for reviewing its effectiveness, while implementation of internal control systems is the responsibility of management. The Company has implemented an internal control system designed to help ensure:

•	the effective and efficient operation of the Company by enabling management to respond appropriately to significant risks to achieving the Company’s business objectives;

•	the safeguarding of assets from inappropriate use or from loss and fraud, and ensuring that liabilities are identified and managed;

•	the quality of internal and external reporting;

•	compliance with applicable laws and regulations and with internal policies on the conduct of the Company’s business; and

•	the ability to recover in a timely manner from the effects of disasters or major accidents that originate outside the Company’s direct control.

Compliance with section 404 of the Sarbanes-Oxley Act 2002 has been successfully achieved for each financial year since it became effective for foreign private issuers in 2006. The processes and procedures for identifying, evaluating and managing the significant business, operational, financial, compliance and other risks facing the Company have been successfully integrated into day-to-day business operations through our internal control system. This is known as the ARM Management System (AMS) and associated Audit Assurance System and is proven to provide a sustainable solution for ongoing compliance

The AMS, which covers financial, compliance and operational controls, is fully documented and compliance is monitored through audits and periodic controls testing during each year.  The effectiveness of individual controls is also reviewed with their owners within the operations and functions of the Company to ensure efficacy and relevance.  The Business Assurance function reports on the status of the AMS to the Audit Committee at least twice each year.  The Compliance and Audit Committees also monitor the satisfactory remediation of any identified control issues with Company-level significance.

The Audit Committee has reviewed and approved the system of internal control, including internal controls over the consolidation process and financial reporting, which have been in place for the year under review and up to the date of approval of the Annual Report and financial statements. These controls consist of extensive reviews by qualified and experienced individuals, underpinned by a system of checklists which ensures that all elements of the financial statements and appropriate disclosures are considered and accurately stated. The Audit Committee reports to the Board on matters of financial reporting and internal controls.

The CRR, risk appetite and a draft set of guiding principles were reviewed by the Board in January 2014 and provided a good starting point to review plans for the development and implementation of the Company’s strategy. Risk appetite will continue to be discussed and refined during 2015. During 2014, the Board confirmed that the level of residual risk is regarded as acceptable and within normal parameters for a company operating in ARM’s sphere of business.

Control systems are designed to manage rather than eliminate the risks inherent in a fast-moving, high-technology business and can, therefore, provide only reasonable and not absolute assurance against material misstatement or loss.

The Company has a number of other committees and bodies that contribute to the overall control environment. These include:

Risk Review Committee

Membership of the Risk Review Committee was expanded during 2014 and now comprises the Chief Technology Officer, the Chief Financial Officer, the Chief Operating Officer, the EVP and President Product Groups, the Chief Information Officer, the VP Finance, ARM Group, the VP Business Assurance/Head of Internal Audit, the VP Planning and the Company Secretary. The Company’s process for the identification, ownership, mitigation and reporting of risk was enhanced further during 2014 with refinements to the CRR and the introduction of Group Risk Registers.  The Committee established a CRR some years ago, which summarizes the key risks faced by the Company. The CRR includes a description of the overall risk, the risk factors, the risk owner and the risk management activities including operational and oversight activities as defined in the “three lines of defence” model.

Residual risks are assessed in terms of likelihood and impact and mapped onto a Risk Heatmap.  Further risk mitigation plans are defined to reduce the residual risk if judged necessary. The sources of assurance are defined on a separate Risk Assurance Matrix (RAM). Each risk on the CRR is owned by a member of the senior management team.  Risk mitigation plans are managed within the relevant objectives of the Company’s operations and functions.

The Risk Review Committee typically meets on a quarterly basis to review the CRR and identify other risks that need to be incorporated. Each risk owner is required to review and demonstrate that residual risks are being appropriately mitigated via the risk mitigation plans, which are normally updated bi-annually. Changes that could impact the CRR are reviewed by the Committee.

 The Risk Review Committee reports to the Audit Committee throughout the year. Each quarter, the Board and the Audit Committee receive copies of the minutes of Risk Review Committee meetings, the CRR and the Risk Heatmap. These provide greater visibility of the range of risks, the ways in which such risks are mitigated, and an assessment of the level and acceptability of residual risk. The Committee reports formally on the CRR to the Executive Committee twice a year where its findings are considered and challenged.

Compliance Committee

The Compliance Committee consists of the General Counsel (Chairman), the Chief Financial Officer, the Chief Operating Officer, the Company Secretary, the VP Business Assurance/Head of Internal Audit, the Chief Information Officer, the General Manager Partner Enablement, the Director Global HR Services and the Business Assurance Audit Manager. It oversees compliance throughout the business with all relevant international regulations, export controls, trading requirements and standards, including direct oversight of financial, employment, health and safety, environmental, business continuity and security processes and policies. The Compliance Committee reports to the Executive Committee and its minutes are reviewed by the Audit Committee and the Board. The Chairman of the Compliance Committee is available to discuss matters as appropriate with the Audit Committee and Board.

Disclosure Committee

The Disclosure Committee comprises the Chief Executive Officer (Chairman), the Chief Financial Officer, the VP Finance, ARM Group, the General Counsel, the VP Investor Relations and the Company Secretary. It is responsible for ensuring that disclosures made by the Company to its shareholders and the investment community are accurate, complete and fairly present the Company’s financial condition in all material respects. The Disclosure Committee reports to the Audit Committee and Board.

Management Structure

In addition, there are various committees, governance review teams and operational review meetings that span the Company. These include the regular Executive Committee meetings chaired by the Chief Executive Officer and the weekly Business Review Meeting chaired by the Chief Operating Officer, the purpose of which is to monitor and control all main business activities, revenue forecasts and other matters requiring approval. In addition, as part of the overall structure, management reviews (with representatives from the operations and functions) revenues, orders booked, costs, product and project delivery dates, and levels of defects found in products in development. Relevant issues are escalated to the Executive Committee which, in turn, raises relevant issues to the Board of the Company.

The four governance review teams report to the Compliance Committee, which in turn reports to the Executive Committee.

Internal audit function

The Company has an internal audit function that meets the criteria set out in the key practice standards prescribed by the Institute of Internal Auditors. This internal audit function develops an annual audit plan to provide assurance that the risk management activities identified to mitigate risk are designed and operating effectively and that corrective action is being taken where necessary. The internal audit function undertook a range of financial and operational audits in line with the plan agreed with the Audit Committee. Additional resource is provided by co-sourcing arrangements.

In December 2014 the Company successfully achieved certificate renewal for:

•	ISO 27001, the international standard for Information Security Management

•	ISO 22301, the international standard for Business Continuity Management

The Company also has certification for  ISO 9001, the international standard for Business Quality Management which was maintained through the year.

The Company’s management system (AMS) documents processes and responsibilities across all functions and operations. As an autonomous part of this system, the internal audit function carries out a program of audits to assess its design and operating effectiveness, resulting in continuous maintenance and improvement of the system, adapting to changes in business operations as necessary.

 To demonstrate compliance with the requirements of the Sarbanes-Oxley Act, the internal audit function also maintains the documented controls over financial reporting and confirms the operation of them either by direct testing or through a monitored self-assessment program. The management system is audited externally by Lloyd’s Register Quality Assurance for compliance with the requirements of ISO9001:2008, ISO27001:2013, ISO22301:2012 and as part of their business assurance approach, they support our Sarbanes-Oxley compliance activity.

Any significant control failings identified through the internal audit function or the external auditors are brought to the attention of the Compliance Committee and undergo a detailed process of evaluation of both the failing and the steps taken to remedy it. There is then a process for communication of any significant control failures to the Audit Committee. There were no material control failures during 2014 or up to February 16, 2015, being the latest practicable date before the printing of this report.

Whistleblowing policy

The Company operates a whistleblowing policy for employees to report concerns about any unethical business practices to senior management in strict confidence and without fear of recrimination. The policy was reviewed and updated during 2014 with the aim of increasing employees’ understanding of the circumstances in which they should raise concerns and the process to do this.  If they prefer, they can report matters anonymously through an independent third-party telephone line. The third-party telephone line is tested regularly to ensure that employees can use it if they have occasion to. The Audit Committee receives details of any such confidential reports from the Compliance Committee. See page 56 for more information.

  We have also translated the whistleblowing policy into Chinese (simplified and traditional), Japanese and Korean to ensure correct understanding in those countries. In 2015 to date there have been no whistleblowing reports.

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

Arrangements with contractors and suppliers have been and will continue to be reviewed and updated to reflect the requirements of the Act. The Compliance Committee oversees the reporting procedures and monitors and escalates reports in appropriate circumstances. There were no reports of concern during 2014 or up to February 16, 2015, being the latest practicable date before the printing of this report.

Human rights and equal opportunities

The Company has signed the Universal Declaration of Human Rights and has integrated relevant human rights principles into its policies for employees and contractors. There is growing interest worldwide in the issue of the impact of business on human rights.

As a result of our work with Shift, a specialist NGO working on business and human rights in 2013, we are confident that our risk in this area is low. We have adopted a specific Human Rights Policy within our Code of Business Conduct and Ethics, in addition to our existing policies on conflict minerals, business ethics, discrimination and export controls. Our Human Rights Policy underlines our commitment to trying to avoid any adverse impact on human rights in the way we conduct our operations, and designates contact points within the senior executive team for any employee to seek advice on any issue that might have human rights implications.

The Company strives for equal opportunities for all its employees and does not tolerate any harassment of, or discrimination against, its staff. The Company endeavors to be honest and fair in its relationships with its customers and suppliers and to be a good corporate citizen, respecting the laws of the countries in which it operates.

University Program

The ARM University Program aims to increase the Company’s and our Partners’ reach in academia worldwide with the objective of training the next generation of engineers on ARM-based technologies. By building multiple channels with diverse partners, the program once again doubled its adopted course and laboratory base worldwide in 2014. This was achieved through closer collaboration with the wider ARM ecosystem, new partnership models and novel streamlined methods to produce new education kits across a broad range of hardware platforms and academic topics.

The past year also saw the development of an online strategy with new content and delivery channels designed to meet the expectations of today’s student population. As we develop this further in 2015 and beyond, the program will partner with industry, governments and academia to create new forms of learning content and delivery platforms. We believe this to be the best way to meet the often conflicting demands of high quality, low-cost and widely accessible tuition. Embracing state-of-the-art technologies such as e-Learning will be a key ingredient in this new extension to the programme.

The Company and our Partners are already seeing the benefits of the ARM University Program’s activities as it educates tens of thousands of students worldwide on ARM technologies, preparing them for the numerous employment opportunities available in the ARM ecosystem.

Environmental, social, corporate governance and ethical policies

While the Company is accountable to its shareholders, it also endeavors to take into account the interests of all its stakeholders, including employees, customers and suppliers and the local communities and environments in which it operates. The Chief Executive Officer and the Chief Financial Officer take responsibility for these matters, which are considered at Board level. Full details of our CR strategy and achievements can be found in the main CR report on our website www.arm.com/reporting2014.

The Company regularly monitors employees’ awareness of Company policies and procedures, including its conduct and ethical policies. Employees and temporary contractors reconfirm their understanding of key policies each year to help reinforce awareness.

The Company operates from a global portfolio of offices located in 18 countries. The portfolio is made up entirely of offices since the Company has no manufacturing activities. As such there are no hazardous substances nor complex waste streams to be managed as part of our business operations. The Company’s principal activity involves the use of IT based engineering tools to create intellectual property. With the exception of development systems products, the majority of “products” sold by the Company comprise microprocessor core and physical IP designs that are delivered electronically to customers.

The Company’s ongoing environmental impact analysis informs management about key environmental factors and how it can reduce the impacts associated with them. In 2014 the Company’s advanced compute resource requirement continued with the completion of a second major data centre hub in Austin, Texas. Alongside our Cambridge data centre, this installation has received CEEDA (Certified Energy Efficient Datacentre Award) accreditation for energy efficiency and recently, it was awarded the accolade of Green Data Centre of the year at the North American DCD Awards ceremony.

In 2014, ARM continued to strive for environmental accreditation in its new build projects. Two significant projects, scheduled for completion in 2015 and 2016, have had environmental performance incorporated into the design briefs and will achieve either Leadership in Energy and Environmental Design (LEED) Accreditation or the equivalent Building Research Establishment Environmental Assessment Methodology (BREEAM). These building standards ensure high environmental performance of the Company’s built environment throughout its entire lifecycle.

The Company has continued to partner with companies working in the low impact building technology field.  We have installations in place with Intellisense, Enlight and Alert Me in our Cambridge offices, improving our environmental performance using energy-efficient ARM technology. Areas such as lighting control and environmental monitoring of plant for improved building efficiency are being developed with these partners and will be extended to other key sites and new build projects. The Company continued to enhance its environmental data collection and reporting ability during 2014 to support the work of our Energy Use and Climate Change Committee (EUCCC). This is an Executive-sponsored steering group that directs activity relating to environmental stewardship and the management of our environmental aspects.

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

Our People

ARM’s people are our strength for designing the next generation of technology, delivering it to our customers, and for growing and maintaining the ARM Partnership. Our business relies on the intelligence, skills and abilities of these highly talented individuals and teams whose creativity and ideas keep ARM the world’s leading designer of semiconductor IP. As a result, ARM requires a high performance, high engagement organization where everyone can challenge and encourage each other to reach their full potential. The organization works together to “Enable the Extraordinary” and ensure ARM provides a world-class work experience ,attracts the best people, and facilitates their effective engagement with each other. By focusing on the three components of capability, culture and connection, we help ARM to become an increasingly successful business.

Hiring the best people

ARM’s headcount has doubled in the last five years. This growth continued in 2014 as net total headcount grew by 461, or 16%. We look to hire the best brightest individuals who have the capacity to innovate, invent and create new products and designs that will shape our future. We invest in our employees through hiring a mix of graduates and seasoned industry experts, developing them and providing a supportive culture to maximize their capability and potential. A significant graduate intake (169 in 2014) is a fundamental component of ARM’s recruitment practices as it is an investment in the Company’s future and enables internal succession. ARM also engages with young people before they leave education by participating in STEM (Science, Technology, Engineering and Mathematics) initiatives globally and offering opportunites for shorter-term work experience. This robust pipeline of talented individuals is vital for our continued growth.

 Developing the best people

To sustain our position at the vanguard of the industry, finding and attracting the best people is not enough; we must also provide a flow of attractive and rewarding opportunities for their development and progression. We invest significantly in helping people develop their potential through activities such as coaching, mentoring and on-the-job learning, as well as structured programmes covering technical, functional and leadership skills. This is supported by e-learning and our internal TV channel, ARM TV, which hosts regular educational content and news about the business with nearly 300 videos uploaded during the year. In 2014, over 10,000 training days (60%/40% internal/external) were delivered to maintain a culture of constant growth and ensure our world-class people remain extraordinary.

Engagement

ARM’s success is dependent on a highly engaged and productive workforce. ARM regularly conducts an engagement survey and action planning process that provides an opportunity for the business to respond to feedback about the working experiences of our people. In 2014, 82% of the organization completed the survey, and of those, 92% stated they are proud to work at ARM. By comparing our results to similar organizations globally, we found that ARM out-performed the average for other high technology companies and scored similarly to the market-leading companies from across a range of sectors.

For 2015 we will go beyond traditional measures by providing feedback on whether our people’s work environment supports productivity, and whether it can maintain it for the long-term. A multifaceted approach will allow us to sustain our position as a high performance, high engagement organization.

ARM Values

The current set of ARM Values articulate the behaviours which we seek to demonstrate in delivering our work; the Values form an integral part of our performance management process. ARM has grown rapidly over the years; we have more people in more countries and across more technology areas.  In 2015, through collaboration and consultation with colleagues across ARM, we will re-articulate our Values as a set of core beliefs about ourselves. ARM’s identity is part of our organization’s unique essence, supporting our strategic intent, our propositions to customers and colleagues and providing competitive advantage.

Events

ARM’s business requires frequent collaboration with technologists across a wide range of disciplines, which we facilitate through regular international events. The Global Engineering Conference is attended by one in five of ARM’s engineers and provides an opportunity to knowledge-share, problem-solve and network with colleagues. The Global Graduate Conference taught 170 graduates the skills needed to make a smooth transition from academia to business.

ARM’s success also relies on strong external relationships. Every August, about 600 customers attend the ARM Partner Meeting to improve collaboration and their responsiveness to changing market conditions. In October, 4,000 developers from across our ecosystem  assembled for the 10th ARM TechCon. From industry-leading companies to start-ups, TechCon provides a learning environment for developers and engineers who are creating products around ARM’s technology.

TeamARM

The ARM corporate responsibility (CR) programme is focused on four areas: education, health, the environment and local communities. TeamARM is the employee engagement element of ARM’s CR approach. Its objective is to encourage employees across our offices globally to raise money and give their time to benefit local communities and wider society. This helps our people build rapport with each other and develop an emotional connection to the business. Introduced during 2014, TeamARM entitles everyone in the business to a minimum of one volunteering day per year, and we aim to reach 20% participation in the programme in 2015.

Corporate responsibility summary

Our approach to corporate responsibility takes into account our most material sustainability issues and is shaped by our engagement with a wide range of stakeholders, including our customers, the companies that make up the ARM ecosystem, our employees, our local communities and wider society. In 2014 we began a stakeholder engagement programme. This process is continual, but work carried out across all aspects of the business has already refined our understanding of our stakeholders areas of greatest interest. This understanding has helped us to update and simplify the four focus areas of ARM’s CR programme: Education, Health, Environment and Communities.

Code Club

Code Club supports volunteer programmers working with primary schools to run clubs that provide an opportunity for children to learn how to code. The clubs are free for children to attend and for schools to host. Code Club brings together volunteers with teachers, schools and venues and provides course materials and projects to be used in the club sessions. The projects teach children how to program by showing them how to make computer games, animations and websites.  ARM has been a leading sponsor of this organisation since its inception and will continue to support Code Club as it expands its coverage throughout the UK.ARM’s four CR strategic principles

The CR strategy is inspired by the ARM business model delivering stronger, long-term charitable partnerships and ensures that clear benefits are delivered back to the business.

Our main principles are:

Building an ecosystem. Allowing ARM and its Partners to achieve more than they could if operating alone. By developing a shared purpose with our CR Partners we deliver a bigger impact at lower costs.

Working with other experts in their fields. Our projects are informed by robust evidence and are driven by the advice and experience of specialists.

Encouraging collaboration amongst Partners through promotion, facilitation and funding. This enables ARM and our CR Partners to deliver the best solutions in the best possible way, supporting replicable open-source models.

Innovation and creativity from ARM and our CR Partners enables us to tackle complex problems where solutions are not obvious nor have an established precedent.

Performance highlights in 2014

Our involvement with member organizations such as the United Nations Global Compact (UNGC) ensures that we are working closely with our industry peers and other leading global businesses, keeping in touch with emerging issues and opportunities. ARM is represented on both the Global Compact LEAD and UK network’s advisory boards. LEAD is a group of 50 Multi-nationals selected out of over 10,000 UNGC members because of their history of engagement and commitment to corporate responsibility. We are always looking for ways to improve our systems and processes so that we remain at the forefront of developments and trends in CR. As a result, and taking into account feedback from stakeholders, we have begun a variety of internal projects to improve our systems and processes and to improve our reporting. As an IP company, we don’t have an extensive supply chain of raw materials coming into the business. However, we do purchase a wide range of goods and services from over 900 suppliers. During 2014 we began a process to better understand this supply chain. This year we are reporting some high level data and during 2015 we will expand our understanding to address supply chain sustainability. Another significant advance we have made this year has been the adoption of KPIs relating to each of the four CR focus areas. These allow us to measure performance, and ensure that our objectives stay aligned with ARM’s strategic vision. Most importantly, these new measures test that we are continuing to deliver our CR strategy effectively and we are communicating transparently.

Measuring the impact

During 2014 we spent time working with our CR Partners to develop an approach to measure and report on the performance of the CR strategy. The primary objective is to be able to determine the impact of projects using a transparent, simple and credible method. We have adopted a three-tiered approach to measuring and reporting project performance. This expands upon guidance published by the London Benchmarking Group (From Inputs to Impacts, 2014). We will be rolling out this approach to all of our major CR Partners in 2015.

Education

Our education programme seeks to inspire the next generation of engineers. We have established a  connected education programme with our charity CR Partners that takes young people on a journey of learning from the age of nine through to University where the role of CR overlaps with our recruitment activities.

This programme operates on a local, national and international scale. For example, we support national projects in countries where we have offices, but we also support projects to enhance learning opportunities in some of the poorest countries in the world.

During 2014 we continued to deliver great results through our collaborative project with Villiers Park, Smallpeice Trust and Arkwright Trust. This four-way Partnership is delivering a connected programme taking talented young people from the age of 14 through their core learning and exams and into university. This programme complements other initiatives we are supporting that are designed to inspire young people towards a STEM career. These include projects such as Code Club, a UK national scheme which is designed to teach coding to children aged between 9-11 years old. The Design our Tomorrows programme is another excellent example where ARM is partnering with experts at the University of Cambridge Faculty of Education to develop teaching materials for schools. These practical curriculum guides are designed to encourage innovation, engineering and design for ages 10-14 and use social topics such as care for the elderly, food production and conservation to demonstrate the design and application of technologies such as sensors and IoT. The materials have been designed specifically to engage more girls in the subject whilst remaining just as interesting to boys.

At a worldwide level, in September 2014 we became a Founding Partner of the Global STEM Alliance. This Partnership was founded by the New York Academy of Science with the objective of Empowering the Next Generation of Scientific Innovators. Over the next year we will support the academy to assess how their work can help ARM’s UK Partners and how some of the projects we are working on might be scaled up to deliver global benefits. The Global STEM Alliance also offers our people the  opportunity to support students all around the world.

Health

We believe that ARM technology and expertise can make a significant contribution to improving access to affordable healthcare. Our projects range from supporting health-focused technology start-up businesses and marrying them with an established charity such as UNICEF or USAID to deliver impact on a global scale.

Examples of projects that have demonstrated significant potential during 2014 include the collaboration between Oxford Centre for Affordable Healthcare Technology (OXCAHT) and SimPrints, who have developed an affordable and robust way of linking people with their medical records. SimPrints started life at an ARM-sponsored Humanitarian Centre hackathon in 2013 and won the Cambridge University Entrepreneurs competition. SimPrints also won a prestigious Saving Lives at Birth award in 2014 to fund field trials and is now partnering with Jon Hopkins University and BRAC (a Bangladeshi development organization) to take its product to Bangladesh.

Environment

Taking a responsible approach to the environment is good business practice as well as essential in helping the world to tackle climate change issues. ARM has a low impact on the environment in relation to the size of its business but we strive to improve our environmental reporting and performance. In addition to minimizing our direct emissions, ARM technology can play an important role in reducing global emissions by enabling greater efficiencies in areas such as factory automation and building control. In addition to this, our technology is at the heart of new strategies that will deal with other environmental and resource challenges such as the management of energy grids and water resources.

Progress towards our 2020 targets for reducing carbon emissions and energy consumption slowed in 2014 due to a growth in employee numbers and the size of our global estate.. Since the end of 2009 we have achieved a 16% reduction in carbon intensity relative to headcount against a target of delivering a 30% reduction by 2020. Over the same period, our energy intensity based on kWh per employee has decreased by 16% against a target of 15%. Our 2014 Carbon Disclosure Project (CDP) score improved from 75% to 82% for disclosure at performance level C.

Our communities

How we engage, respect, support and work with all our communities is a vital aspect of our business. This includes how we engage not only with our people within ARM but also with the local communities surrounding our offices around the world. Our Communities are not limited to where our people work and live. Our CR program is global and we are contributing to projects that increase access to technology for the billions of people who currently do not benefit from the social empowerment and wellbeing that it can bring.

Looking forward

Our CR projects help tens of thousands of people each year and we want to do more. In 2015 we will continue to improve our communication about the vital impact the projects we support are having but we will also start to show how we can move from helping thousands of people to improving the lives of millions. Our full CR Report, prepared in accordance with the Global Reporting Initiative G4 guidelines at the comprehensive level, describes how we are going to do this and gives many case studies and examples. The full report can be found at www.arm.com/reporting2014.

Going concern

After dividend payments of £86.1 million, the highly cash generative nature of the business enabled the Company to increase its cash, cash equivalents and deposits to £861.7 million (net of accrued interest of £4.6 million) at the end of 2014. This was an increase from £706.3 million (net of accrued interest of £7.2 million) at the start of the year. After reviewing the 2015 budget and longer-term plans and considering any reasonably likely scenarios that may occur, the directors are satisfied that, at the time of approving the financial statements, it is appropriate to adopt the going concern basis in preparing the financial statements of the Company. This view was supported by a sensitivity analysis and stress tests undertaken at the year end which showed that some extreme assumptions would have to be made before there is a negative impact.

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

In preparing these financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgments and accounting estimates that are reasonable and prudent;

•	state whether IFRSs as adopted by the IASB have been followed, subject to any material departures disclosed and explained in the Company financial statements; and

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

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

Remuneration Committee

Committee composition and meeting attendance during 2014:
Name of Director	Position	Meetings Attended/eligible meetings
Larry Hirst	Independent non-executive director (Committee Chairman from January 1, 2014)	5/5
Andy Green	Independent non-executive director	5/5
Janice Roberts	Independent non-executive director	5/5
Philip Rowley	Independent non-executive director (retired May 1, 2014)	1/1

Outside these meetings there were meetings and video/audio conference calls at which the candidates for external remuneration advisers gave presentations and the Committee discussed and agreed the appointment of new advisers and the Committee discussed and agreed the remuneration package for the new Chief Financial Officer.

Given their diverse business experience, the independent non-executive directors who made up the Committee in 2014 offer a balanced view and international expertise in relation to remuneration matters for the Company.

Operation of the Committee

The Chief Executive Officer and the EVP, People and the VP Reward are normally invited to attend at least part of each meeting to ensure that the Committee is able to obtain their views on the level of compensation for executive directors and other senior executives. The Company Chairman also normally attends meetings by invitation. The Company Secretary advises the Committee on corporate governance guidelines and acts as

Secretary to the Committee. These individuals are not present when their own remuneration is discussed. External advisers also attend meetings by invitation.  Their advice and recommendations are used as a guide but do not in any way replace the Committee’s own deliberations and decisions.

Key activities of the Committee in 2014 and 2015

Chief Executive Officer’s Salary

In line with good practice for internal promotions, Simon Segars was appointed as Chief Executive Officer in July 2013 initially on a below-market salary, which was increased by 3% in January 2014. During the year, the Committee reviewed his salary and overall package against practice in UK companies of similar size and complexity (with reference to revenue and market capitalisation). The Committee also took into account Simon Segars’ strong performance in the role since his appointment and concluded that his salary should be aligned with the external market. This review concluded that an increase of 11.65% from £515,000 for 2014 to £575,000 for 2015 was appropriate given his capability and performance and the scale and complexity of the Company. The new salary is within our Remuneration Policy and is consistent with ARM’s philosophy of setting salaries, bonuses and benefits at appropriately competitive levels, with the main emphasis on long-term, performance-driven share-based rewards.

It is anticipated that future increases for the Chief Executive Officer will be more closely aligned with those applicable to employees generally and will, as usual, be subject to continued high performance from both the individual and the Company.

New Chief Financial Officer’s package

The Committee also approved a pay and benefits package for Chris Kennedy on his appointment as Chief Financial Officer. The salary at appointment is £475,000 and the ongoing package will be in line with our Remuneration Policy. A one-off deferred cash and share award will be made in line with share benefits foregone from his previous employer on exit, which is within the clear boundaries set by our Remuneration Policy. The Committee believes that this is the appropriate package given the skills and experience of the person appointed and the nature of the role.

Other activities included:

•
approval of a base pay increase for the executive directors of 3.00% for 2014 and 3.00% for the CTO for 2015 compared to the weighted average increases for the workforce as a whole of 4.35% for 2014 and 4.78% for 2015;

•
approval in principle of pro-rated vesting under the LTIP and Deferred Annual Bonus (DAB) plan for former Chief Financial Officer Tim Score on his retirement from the Company in 2015.  These payments are in line with our Remuneration Policy on the basis that he meets the good leaver criteria under the plans.  No other payments are being made in connection with his retirement;

•	review of individual directors’ and Company performance against bonus targets for 2014;

•	setting of performance targets for the bonus plan for 2015;

•	reviewing the performance targets for the LTIP awards in 2015, which will be unchanged for those used in 2014;

•	appointment of Mercer in 2014 as independent remuneration consultants to advise both the Committee and the Company following a review of alternative providers.

There were no other areas where the Committee exercised discretion in 2014 or to date in 2015.

Remuneration principles

The key focus of remuneration at ARM is long-term performance.  Salaries, bonuses and benefits are set at competitive levels overall with the main emphasis on long-term, performance-driven share-based reward.  In particular:

•	A significant proportion (i.e. more than 70%) of total potential remuneration is performance-related.

•	Salaries, bonuses and benefits are appropriately competitive but are generally no higher than market median.

•
The largest element in the remuneration package is the long-term incentive.  This offers the possibility for executives to earn significant sums when performance is above the target range and the share price appreciates.  However, if performance is below the target range, no shares will vest.   50% of the shares that do vest after 3 years are subject to further deferral.

•	Annual bonus is driven primarily by financial performance. Bonus payments are impacted by strategic goals and individual objectives. No payments are made if financial performance is below threshold,

•
Our shareholding requirements (200% of salary for executive directors and executive committee members) help to maintain commitment over the long-term and ensure the interests of our senior management team are aligned with those of shareholders. Details of directors’ holdings are set out in the “—Share Ownership” section.

Other key principles are:

•	Benchmarking provides a useful reference point but not a target range for salaries, incentives or other benefits.

•
Remuneration packages should be as simple as possible, given the scale and complexity of the business and the requirements of investors.  For this reason, generally only two incentive plans are in operation for executive directors – an Annual Bonus which is payable in cash and awards under the Long-Term Incentive Plan which are payable in shares.

•	The Company’s strategy and business objectives are the primary considerations when selecting appropriate performance measures for our incentive plans.

The Committee is able to consider corporate performance on environmental, social and corporate governance issues when setting the remuneration of executive directors. It also takes account of pay and conditions elsewhere in the Company. In particular, the Committee is mindful of the fact that all employees receive share awards under the Company’s equity plans.

The Committee does not specifically consult with employees when setting and reviewing remuneration policy for the executive directors; however, it does review the salary increases for all Executive Committee members against the general employee pay award each year to ensure that there is fairness.  Employees have an opportunity to raise any concerns over pay and benefits through the annual employee engagement survey or direct with their line manager.  The EVP People and the VP Reward attend meetings by invitation and are available to answer the Committee’s questions on wider employee remuneration matters.

Remuneration Policy for executive directors

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

  •    corporate performance on environmental, social and corporate governance issues .

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

Performance-related bonus

(in respect of 2014 financial year onwards)

To incentivise executive directors to achieve performance objectives that are directly linked to the Company’s short- term financial and strategic goals.

Bonus, if earned, is paid wholly in cash for 2014 onwards
Paid annually after the Preliminary Announcement for the prior year end

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

Maximum bonus: 125% of base salary.

Bonus payable at target: 85% of base salary .

Target means the achievement of appropriate maximum targets in respect of both Normalized Operating Profit (NOP) and total revenue and prior to any personal performance adjustment.
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

Performance-related bonus

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

Bonus was split 50% cash and 50% deferred shares based on NOP, total revenue and individual performance.
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
The targets for 2013 bonus were:
50% of target bonus was dependent on achieving a NOP target of £313.5m** with 0% payout at £257.7m rising in a linear way to 25% at £294.6m.

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

To align executive directors’ interests with shareholders through the performance conditions and share retention obligations .

Annual conditional share awards are made at 187.5% of base salary with the ability for vesting of between 0% to 200% after three years dependant on achievement of the performance conditions, with a maximum of 375% of  base salary.

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

Maximum limit of 600% in exceptional circumstances as determined by the Committee.

By way of example, exceptional circumstances could include the hiring of an exceptional senior executive director in a highly competitive market where we need to make an exceptional offer in order to recruit.

Vesting is based on:

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
Other benefits To provide competitive benefits in line with market practice to enable the Company to recruit and retain high calibre executive directors To reward innovation and invention
Other benefits are provided appropriate to the location of the executive director and include provision of a car or car and fuel allowance, long term sickness and disability insurance, death in service benefit, healthcare insurance and travel insurance for the executive director and family

Executive directors may also receive patent bonuses in line with the scheme operated by the Company from time to time for patent applications and on grants of patents.

Reasonable market cost of providing benefits.

The Committee reserves the discretion to provide such situation-specific benefits as may be required in the interests of the Company’s business, such as relocation. Full details of the exercise of any such discretion would be provided to shareholders in the next remuneration report.
Not applicable.

Overseas benefits/Relocation allowances

To provide competitive benefits in line with market practice to enable the Company to recruit and retain high- calibre executive directors and move them to alternative locations when required by the needs of the business.

Executives based in countries outside their home country receive other benefits appropriate to the country in which they are working.

In the event that an executive director agrees to move from their home country temporarily the relocation arrangements may include:

Housing allowance or settlement of actual costs.

Disturbance allowance to enable essential household purchases to be made.

Cost of living and transportation allowance for the duration of the assignment .

Flights home for executive and family.

School fees for executive director’s children.

Cost of personal tax advice.

Cost of visas for executive and family.

Cost of transporting executive and family’s personal effects.

Legal and estate agents fees associated with properties in home and overseas locations.
Reasonable market cost of providing benefits for the duration of the term abroad.	Not applicable.
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

Malus and clawback provisions would apply.
The maximum would be a sum equal to the value of equity foregone, taking account of performance conditions attached to the award, likelihood of vesting and accelerated payment.
The Committee has discretion to determine performance conditions for any award of RSUs, any LTIP award, or any grant of options taking into account of the circumstances of each individual case. Performance conditions would  normally be applied on an equivalent basis to those applicable to awards made to other executive directors in the same calendar year. Performance conditions may, but would not necessarily be applied to any cash payment.

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

An additional fee is paid to NEDs based outside the UK who undertake long haul travel to attend Board meetings in the UK, to reflect the additional time commitment.
Not applicable.
Legacy arrangements (pre 27 June 2012)	None.

* Dividend shares are additional shares added at vesting equal to the amount of dividends that would have been paid during the deferral period for the DAB Plan and LTIP.
** Calculated at the Company budget exchange rate of £1:US$1.60.

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
Service Contracts LTIP Bonus Plans Former DAB Plan
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

In relation to both the LTIP and Bonus Plan:in assessing whether  an executive director is a good leaver in  retirement circumstances, the executive director is required to confirm future intentions to the Committee (including that he or she will not accept a full time executive role in a commercial organization). If the Committee determines that the executive director is a good leaver and subject to satisfaction of performance targets, pro-rated vesting of entitlements under the old and new LTIPs and bonus plans would normally be approved.

The holding periods described in the Remuneration Policy table would apply to any shares that vest under the LTIP.

Share dilution

It is proposed that the Company will continue to manage dilution within the context of maintaining award levels within a 10% limit over five years (excluding rolled over Artisan options), the limit that has applied since 2003. We are aware that this is higher than the limit of 5% over ten years in respect of discretionary awards and 10% over ten years in respect of all schemes adopted by many UK companies and preferred by many institutional investors. The reasons for this higher limit, which was approved by shareholders when the LTIP was introduced, are at least as strong today. These are:

•	the broad based nature of our equity plans, under which shares are provided to all employees and are a key part of the Company’s employee reward package

•	the need to be able to compete with US companies worldwide for the high calibre engineers and executives required to secure the Company’s future success.

The Committee is keenly aware of this issue, and expects to keep well below the 10% upper limit. Dilution over the past five years has been 4.58%.

Base salary increase for 2015 and 2014

Executive directors’ annual base salaries were increased as follows:

	From January 1, 2014	% increase 2013-2014	From January 1, 2015	% increase 2014-2015
Simon Segars	£515,000	3.00%	£575,000	11.65%
Tim Score	£427,450	3.00%	£427,450	0.00%
Mike Muller	£293,550	3.00%	£302,360	3.00%

For 2014, the average increase in base salaries for the executive directors was 3.00% and the average increase for the workforce as a whole was 4.35%. For 2015 the weighted average increase is 5.57% for the executive directors and 4.78% for the workforce as a whole. The reason for the higher increase for the executive directors is the larger than average increase for Simon Segars. In line with good practice for internal promotions, Simon Segars was initially appointed as Chief Executive Officer on a below-market salary. During the year, the Committee reviewed his salary and overall package against practice in UK companies of similar size and complexity (including revenue and market capitalisation). The Committee also took into account Simon Segars’ strong performance in the role since his appointment in July 2013 and concluded that his salary should be aligned with the external market. This review concluded that an increase of 11.65% from £515,000 for
2014 to £575,000 for 2015 was appropriate given the capability and performance of the individual and the scale and complexity of the Company. The new salary is consistent with ARM’s philosophy of setting salaries, bonuses and benefits at competitive levels, with the main emphasis on long-term, performance-driven share-based rewards. It is anticipated that future increases for the Chief Executive Officer will be more closely aligned with those applicable to employees generally and will, as usual, be subject to continued high performance from both the individual and the Company.

Across the Company, the increase for 2015 is in a range of 3.84% for the US rising to 9.03% in Asia, reflecting local market conditions and salary inflation.

New Chief Financial Officer Package

The appointment of Chris Kennedy as Chief Financial Officer designate was announced on January 8, 2014. He will join the Board as a director and Chief Financial Officer once he has completed his current commitments.

The key elements of the package, which are in line with our Remuneration Policy are:

•	Salary - £475,000
•	Bonus – maximum 125% of salary (pro-rated) subject to the same performance conditions as apply to the other executive directors and an individual performance multiplier;
•	One-off cash award - a payment of £950,000 (less payroll taxes) will be made in January 2016 to compensate for part of the equity benefits foregone in his previous role;
•
RSU award - a grant of restricted stock units to compensate for the remainder of equity benefits foregone in his previous role with a value of up to £950,000  (the number of restricted stock units to be based on the share price at the date of grant);

•
LTIP award – an award in line with Policy, to be pro-rated for actual service in 2015, based on the closing share price on the day prior to award andsubject to the same performance conditions as the other executive directors;

•	Pension – an employers’ contribution of 10% of salary

Shareholding requirements

In order to align executives’ interests with those of shareholders over a longer time period, from 2014 onwards all Executive Committee members are required to build a shareholding of 200% of base salary (an increase from the previous level of 100% of base salary). For other participants in the LTIP, the shareholding requirement has increased from 50% to 100% of base salary.

Unvested shares under the LTIP and former DAB Plan do not count towards the shareholding requirements. Until these levels are achieved, no more than 50% of shares received through vesting under the DAB Plan and LTIP (after the automatic sale of shares to satisfy tax liabilities) can be disposed of by participants. For 2014 a transitional arrangement applied for participants below Executive Committee level under which 20% of net shares vesting must be retained. This increased to 50% for 2015 onwards.

Annual Bonus Plan in respect of 2014 financial year

For 2014 onwards, bonuses are paid wholly in cash.  Target bonus was 85% and maximum bonus was 125% of base salary (after application of an individual performance multiplier).

Individual performance conditions linked to business strategy are specific to each executive director and are set annually.  These flex the amount of bonus by a factor of 0.75 to 1.25, subject to the overall maximum of 125% of salary.  The Committee reviews the extent of achievement of specific individual performance conditions in arriving at the individual performance multiplier.

The Committee retains discretion to adjust bonus targets for any financial year to reflect intervening events including acquisitions or disposals.  No such discretion was exercised in 2014.

The performance of the Company in 2014 resulted in partial achievement of both of the equally weighted bonus targets, as set out below:
2014 Bonus targets	Threshold	Budget	Target	Actual	Bonus % of target achieved
NOP*	£332.6m	£421.2m	£449.6 m	£425.6 m	28.86%
Revenue	US$1,117.8m	$1,279.2m	US$ 1,354.2m	US$ 1,292.6m	29.46%
Total					58.32%

*  NOP for bonus purposes is calculated using the Company budget exchange rate of £1: US$1.55 for 2014.

For each element, bonus pays our linearly between the threshold and the budget and between the budget and the target. Above Target, bonus continues to pay out linearly. Over achievement of either the profit or revenue targets can compensate for a shortfall in the other (subject to the overall maximum of 125% of salary).

The executive directors received the following payments in respect of the performance of the company in 2014:

Director	Salary £	Bonus % of target achieved	Target bonus %	Individual multiplier	Total bonus % of Salary	Bonus paid £
Simon Segars	515,000	58.32	85	1.10	54.53	280,826
Tim Score	427,450	58.32	85	1.00	49.57	211,896
Mike Muller*	293,550	58.32	85	1.00	49.57	145,519

*      In addition to his annual bonus, Mike Muller received a £500 bonus for filing a patent.

Achievement of individual performance measures

It should be noted that the individual performance multiplier when applied to the executive directors normally falls within a relatively narrow range at the upper end. This results from the fact that maintaining a very high level of performance is a pre-requisite to continuation in the role of executive director. Performance is reviewed in-depth on at least an annual basis by the CEO (for the other executive directors) and by the Chairman for the CEO. These assessments are then reviewed by the Committee. For performance in 2014, the individual performance conditions included objectives related to the following areas:

Simon Segars	Succession planning and key appointments Executive team effectiveness Progress in development of strategy
Tim Score	Organisational scaling Investment strategy
Mike Muller	IoT business strategy Investment strategy to complement R&D activities University programme

The individual multipliers approved by the Committee are shown in the table above.

The numerical values of targets for any particular financial year will not be disclosed in advance or during that year as the Committee considers this information to be commercially sensitive. The commercial sensitivity relates to the use of current year budget revenue within the range of outcomes. The actual targets will be disclosed in the following financial year.

The bonus targets set by the Committee for the each year are intended to be stretching but motivational and average bonus paid to the executive directors over the past five years was 49.6% of salary (with a range from 52% payout for 2014 to 150% for 2011).

Shares representing the deferred element of bonus earned in 2011 and awarded in 2012 vested in February 2015, with the maximum 2:1 ratio of matching shares being triggered. This ratio was achieved because EPS growth was 92.8%, which is was greater than CPI plus 4% per annum on average for the three years making up the performance period.

Executive Director Service Contracts

Executive directors have service contracts that are of one year’s duration and each of the executive directors’ service contracts reflects this. These agreements provide for each of the directors to provide services to the Company on a full-time basis and contain restrictive covenants for periods of three to six months following termination of employment relating to non-competition, non-solicitation of the Company’s customers, non-dealing with customers and non-solicitation of the Company’s suppliers and employees. In addition, each service contract contains an express obligation of confidentiality in respect of the Company’s trade secrets and confidential information and provides for the Company to own any intellectual property rights created by the directors in the course of their employment.

The dates of the service contracts of each person who served as an executive director during the financial year are as follows:
Name of Director	Date
Simon Segars	July 17, 2014
Tim Score	March 1, 2002
Mile Muller	January 31, 1996

Non-executive Directors

The term of appointment for non-executive directors is three years, which can be rolled forward for two further periods each of three years, which would be subject to annual review. Appointments are subject to termination on three months’ notice. Fees paid to non-executive directors are reviewed annually with effect from January 1.

 In line with fee arrangements in place in other companies of similar size and complexity the executive directors implemented new arrangements from January 1, 2014 as follows:

•	standard fee of £60,000 per annum.

•	additional fee for Committee Chairmen and Senior Independent Director £16,000 per annum.

This is believed to more fairly reflect the workload undertaken by Committee Chairmen and the Senior Independent Director.

 Additional fees are paid to non-executive directors who are based outside the UK and travel to the UK for Board meetings as follows:  Janice Roberts $2,500 per meeting, John Liu £2,000 per meeting. This is to reflect their additional time commitment.

Fees paid to the Chairman and the standard non-executive director fee will remain at the same level in 2015 as for 2014, as will the additional fee paid to the Senior Independent Director. The Committee Chairman’s fee will increase by 25% to £20,000 per annum.

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

COMPENSATION

The management body of the Company is considered to be the Executive Committee. The aggregate compensation (including pension contributions) paid by the Company to all persons who served in the capacity of director or Executive Committee  member in 2014 (25 persons) was £15.2 million. This includes £7.9 million of share-based compensation. This does not include expenses reimbursed to officers (including business travel, professional and business association dues and expenses) but includes amounts expended by the Company for automobiles made available to its officers and other benefits commonly reimbursed or paid by companies in the UK. Each executive officer participates in the Company’s Deferred Annual Bonus Plan under which he may receive a bonus of up to 150% of base salary, 50% of which is compulsorily deferred into shares and an equity match of up to 2:1 if certain targets (determined by agreement between the executive and the Remuneration Committee) are exceeded. The aggregate amount accrued by the Company during 2014 to provide pension, retirement or similar benefits for directors and member of the Executive Committee was £0.4 million.

Directors’ emoluments

The emoluments of the executive directors of the Company in respect of services to the Company were paid through its wholly-owned subsidiary, ARM Limited, as were non-executive directors, with the exception of Simon Segars and Janice Roberts who were paid through ARM, Inc., and were as follows:

Director	Fees		Basic salary		Bonus payments		Benefits (1)		Subtotal 2014		Pension contributions 2014		Share-based payments 2014 (2)		Total 2014		Subtotal 2013		Pension contributions 2013	Share-based payments 2013 (2)		Total 2013
	£		£		£		£		£		£		£		£		£		£	£		£
Executive
Simon Segars		—		515,000		280,826		154,655		950,481		56,024		946,292		1,952,797		1,016,640	44,000		476,327		1,536,967
Tim Score		—		427,450		211,896		27,004		666,350		45,481		1,169,203		1,881034		1,040,405	44,156		660,711		1,745,272
Mike Muller		—		293,550		146,019		14,924		454,493		33,112		793,450		1,281,055		703,658	32,148		446,211		1,182,017
Warren East (retired June 30, 2013)		—		—		—		—		—		—		—		—		292,041	—		833,019		1,125,060
Mike Inglis (retired March 31, 2013)		—		—		—		—		—		—		—		—		89,668	—		407,813		497,481
Total		—		1,236,000		638,741		196,583		2,071,324		134,617		2,908,945		5,114,886		3,142,412	120,304		2,824,081		6,086,797
Non-executive
Sir John Buchanan (retired May 1, 2014) )		76,897		—		—		—		76,897		—		—		76,897		390,000	—		—		390,000
Stuart Chambers (appointed February 1, 2014)		338,333		—		—		—		338,333		—		—		338,333		—	—		—		—
Andy Green		64,000		—		—		—		64,000		—		—		64,000		55,000	—		—		55,000
Larry Hirst		76,000		—		—		—		76,000		—		—		76,000		55,000	—		—		55,000
John Liu (appointed December 1, 2014)		5,000		—		—		—		5,000		—		—		5,000		—	—		—		—
Eric Meurice (resigned April 30, 2014)		20,000		—		—		—		20,000		—		—		20,000		27,500	—		—		27,500
Kathleen O’Donovan		92,000		—		—		—		92,000		—		—		92,000		70,000	—		—		70,000
Philip Rowley (retired May 1, 2014)		20,230		—		—		—		20,230		—		—		20,230		70,000	—		—		70,000
Janice Roberts		67,592		—		—		—		67,592		—		—		67,592		61,399	—		—		61,399
Total		760,052		—		—		—		760,052		—		—		760,052		728,899	—		—		728,899
Total		760,052		1,236,000		638,741		196,583		2,831,376		134,617		2,908,945		5,874,938		3,871,311	120,304		2,824,081		6,815,696

(1)
All the executive directors receive family healthcare and annual travel insurance as part of their benefits in kind. In addition, Tim Score has the use of a company car with fuel benefit and Mike Muller received a car and petrol allowance. Simon Segars also receives living, transportation and other allowances as part of his placement in the US.

(2)
Share based payments represent each director’s individual compensation charge as calculated under IFRS 2, which the Company adopted from January 1, 2005. Further details of this are given in Note 21 to the Consolidated Financial Statements.

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

Simon Segars became a non-executive director of Dolby Laboratories on February 3, 2015 and received an award of 7,759 RSUs with a market value of $38.66 per share on that date. This award vests in full on the earlier of the first anniversary of award and the day before the 2016 annual stockholder meeting. Tim Score became a non-executive director of The British Land Company plc on March 20, 2014 and received remuneration of £52,730 up to December 31, 2014.  He was a non-executive director of National Express Group plc until February 25, 2014 and he received remuneration totaling £16,242  up to that date  (2013: £60,500 for the full year). He became a non-executive director of Pearson plc on January 1, 2015.  Mike Muller is a non-executive director of Intelligent Energy Limited in July 2012 and he received fees totaling £49,110 in 2014 (2013: £40,000).

All the executive directors are accruing benefits under a money purchase pension scheme as a result of their services to the Company, contributions for which were fully paid during the year.

The Company has defined total directors’ pay for 2014 as the total of basic salary, benefits, bonus and pension contributions during 2014, plus the gains made on share schemes where the performance period relating to those schemes concluded in 2014. The LTIP and DAB matching shares that vested in February 2015 have been included since December 31, 2014 is the end of the three year performance period for these awards.

The total directors pay for 2014 for each of the executive directors was as follows:

Director	Basic Salary	All taxable benefits	Bonus Payments	Money and other assets receivable for periods of more than one financial year	All pension related benefits	Total
	£	£	£	£	£	£
Simon Segars	515,000	154,655	280,826	1,277,508	56,024	2,284,013
Tim Score	427,450	27,004	211,896	1,825,432	45,481	2,537,263
Mike Muller	293,550	14,924	146,019	1,259,822	33,112	1,747,427
Total	1,236,000	196,583	638,741	4,362,762	134,617	6,568,703

The total directors pay for 2013 for each of the executive directors was as follows:

Director	Basic Salary	All taxable benefits	Bonus Payments	Money and other assets receivable for periods of more than one financial year	All pension related benefits	Total
	£	£	£	£	£	£
Simon Segars	400,000	73,186	543,454	1,207,360	44,000	2,268,000
Tim Score	415,000	26,031	599,374	1,727,783	44,156	2,812,344
Mike Muller	285,000	14,940	403,718	1,193,633	32,148	1,929,439
Total	1,421,250	142,491	1,546,546	8,932,831	152,429	12,195,547

Directors’ Interests

Save as disclosed in “—Share Ownership” below none of the directors has any interest in the issued share capital of the Company which is required to be notified to the Company pursuant to the UK Listing Authority’s rules (LR 9.8.6R(1)).

SHARE OWNERSHIP

The following table sets forth, as of February 16, 2015, certain information as to the shares and outstanding options to subscribe for shares held by (i) each executive officer and director of the Company holding options and (ii) all executive officers and directors of the Company, as a group. As of  February 16, 2015, there were 20,132,126 shares outstanding and options with respect to nil underlying shares are exercisable and nil RSUs expected to vest within 60 days of February 16, 2015.

Name	Beneficial Ownership Number(1)	Beneficial Ownership Percentage	Number of Shares underlying options	Weighted average exercise price (per Share)	Exercise prices and Expiration dates
Stuart Chambers (appointed January 27, 2014)	10,000	Less than 0.01%	—	—	—
Simon Segars	630,660	0.04%	—	—	—
Tim Score	799,388	0.06%	—	—	—
Mike Muller	1,305,760	0.09%	—	—	—
Andy Green	—	—	—	—	—
Larry Hirst	—	—	—	—	—
John Liu (appointed December 1, 2014)	—	—	—	—	—
Kathleen O’Donovan	—	—	—	—	—
Janice Roberts	—	—	—	—	—
Sir John Buchanan (retired May 1, 2014)	N/A	—	—	—	—
Philip Rowley (retired May 1, 2014)	N/A	—	—	—	—
Eric Meurice (retired March 31, 2014)	N/A	—	—	—	—
All current directors as a group (9 persons) (2)	2,745,808	0.19%	—	—	—

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

(2)	The eleven members of the Executive Committee, who are not directors of the Company, held less that 0.1% of shares in the Company as of February 16, 2015.

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

Additionally, the Company operated a Deferred Annual Bonus plan (DAB). Under the DAB, which is for directors and selected senior management within the Company, participants are required to defer 50% of any related annual bonus into shares on a compulsory basis. These shares were deferred for three years, and then a matching award made depending on the achievement of an EPS performance condition over that time. This scheme has been replaced after the February 2014 grant and replaced with a cash only bonus. For details of the new scheme, see “Board Practises -Remuneration Policy”

The Company also operated the Long Term Incentive Plan (LTIP), also for directors and selected senior management, whereby share awards were made and vest depending on the Company’s TSR performance compared to two comparator groups over the three year performance period. Grants were made for the last time under this scheme in February 2013 and it was replaced by a new LTIP for 2014 grants onwards. For details of the new scheme, see “Board Practises - Remuneration Policy”

The Company also offers savings-related share option schemes (SAYE) for employees and executive directors of the Company. The number of options granted is related to the value of savings made by the employee. The period of savings is three or five years. The option price for grants is set at 80% of the market share price prior to the announcement of the grant, and the right to exercise normally only arises for a six-month period once the savings have been completed. The Company also operates a savings-related option scheme for employees in certain countries, namely the Employee Share Purchase Plan (ESPP). The number of options granted is related to the value of savings made by the employee. The period of savings is six months, with the option price being at 85% of the lower of the market share price at the beginning and end of the scheme.

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

Termination of the SAYE Scheme. No options may be granted under the SAYE Scheme after the tenth anniversary of the date of the adoption of the rules.

Long-Term Incentive Plan

Conditional share awards held by directors are as follows:

Director	Performance period ending December 31	Award date	Market price at date of award £	As at January 1 Number	Conditional award Number	Vested* Number	Lapsed Number	As at December 31 Number		Vesting date
Simon Segars	2013	February 8, 2011	6.11	43,863	—	(43,863)	—	—		February 2014
	2014	February 8, 2012	5.68	49,295	—	—	—	49,295	**	February 2015
	2015	February 8, 2013	9.245	32,449	—	—	—	32,449		February 2016
	2015	August 13, 2013	8.865	11,280	—	—	—	11,280		August 2016
	2016	February 8, 2014	8.96	—	107,770	—	—	107,770		February, 2017
				136,887	107,770	(43,863)	—	200,794
Tim Score	2013	February 8, 2011	6.11	62,684	—	(62,684)	—	—		February 2014
	2014	February 8, 2012	5.68	70,422	—	—	—	70,422	**	February 2015
	2015	February 8, 2013	9.245	44,889	—	—	—	44,889		February 2016
	2016	February 8, 2014	8.96	—	89,449	—	—	89,449		February, 2017
				177,995	89,449	(62,684)	—	204,760
Mike Muller	2013	February 8, 2011	6.11	43,372	—	(43,372)	—	—		February 2014
	2014	February 8, 2012	5.68	48,415	—	—	—	48,415	**	February 2015
	2015	February 8, 2013	9.245	30,827	—	—	—	30,827		February 2016
	2016	February 8, 2014	8.96	—	61,429	—	—	61,429		February, 2017
				122,614	61,429	(43,372)	—	140,671

*	The performance conditions applicable to the 2011 conditional awards were satisfied to the extent of 183.7% plus dividend shares as detailed below.

**	The performance conditions applicable to the 2012 conditional awards were satisfied to the extent of 93.1% plus dividend shares as detailed below.

Conditional awards will vest to the extent that the performance criteria are satisfied over a three-year performance period from January 1 of the year of award, and no re-testing thereafter is possible. The performance conditions are based on the Company’s TSR when measured against that of two comparator groups (each testing half of the shares comprised in the award). The first index comprises UK companies across all sectors (FTSE 350) and the second comprises predominantly US companies within the Hi Tech sector (All World Technology Index). Up until the 2013 grant, for each comparator group, the number of shares that may vest may be up to a maximum of 200% of the shares if the Company’s TSR ranks in the upper decile, 50% will vest in the event of median performance and between median and upper decile performance vesting will increase on a straight-line basis. From the 2014 grant onwards the vesting of 50% of the shares awards depends on the relative performance of the Company’s TSR and 50% will depend on the improvement in the Company’s three year EPS growth as described above. Additional shares may vest to cover dividends paid by the Company during the performance period. No shares will be received for below-median performance. In addition, no shares will vest unless the committee is satisfied that there has been a sustained improvement in the underlying financial performance of the Company.

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

The performance conditions applicable to the conditional awards granted on February 8, 2012 were satisfied in respect of the performance period ended December 31, 2014 to the extent of 93.1% plus dividend shares which vested on February 12, 2015, as follows:

Director	Conditional award Number	Vested award Number	Dividend shares Number	Total award Number	Market value at vesting £
Simon Segars	49,295	45,893	859	46,752	508,194
Tim Score	70,422	65,562	1,227	66,789	725,997
Mike Muller	48,415	45,074	843	45,917	499,118
Total	168,132	156,529	2,929	159,458	1,733,309

The amount vested above represents the maximum award under the LTIP. This is based on the total shareholder return as calculated below:

Comparator group	ARM TSR percentile rank	Implied vesting
FTSE 350 index	59.1%	84.1%
FTSE All World Technology index	63.9%	102.1%
Overall		93.1%

The following conditional awards over ordinary shares were made under the LTIP on February 12, 2015: Simon Segars 99,183 and Mike Muller 52,115; the mid-market closing price of an ordinary share on February 11, 2015 being the business day prior to the date of these conditional awards was 1,087 pence.

The Deferred Annual Bonus Plan

As described above, up until 2013 there was a compulsory deferral of 50% of the annual bonus earned by executive directors in the year. The total remaining number of deferred shares held under the deferred annual bonus plan by the directors is:

Director	Shares deferred as part of the 2012 bonus Number	Shares deferred as part of the 2013 bonus Number	Total awards Number
Simon Segars	20,045	30,327	50,372
Tim Score	28,637	33,447	62,084
Mike Muller	18,900	22,501	41,401
Total	67,582	86,275	153,857

The performance conditions applicable to the matching awards relating to the deferred elements of the annual bonus for 2011 were satisfied to the extent of 200% matching shares plus dividend shares which vested on February 8, 2015, as follows:

Director	Shares deferred as part of the 2011 bonus Number	Matching Shares Number	Dividend shares Number	Total awards Number
Simon Segars	35,387	70,774	661	106,822
Tim Score	50,572	101,144	945	152,661
Mike Muller	34,991	69,982	654	105,627
Total	120,950	241,900	2,260	365,110

The market value of an ARM share on the date of vesting was 1,087 pence. The matching shares vesting represent the maximum award under the DAB Plan. This award is based on an EPS growth rate before inflation of 92.8% compared with a target growth rate of CPI plus 12% per annum on average for the three years making up the performance period.

Except as described above, there have been no changes in directors’ interests under the Company’s equity schemes since the end of the 2014 financial year up to the date of approval of the Remuneration report.

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

EMPLOYEES

At December 31, 2014, the Company had 3,294 full-time employees, including 1,403 in the United Kingdom, 127 in France, 28 in Germany, 120 in Norway, 86 in Sweden, 32 in Ireland, 32 in Hungary, 22 in Finland, 5 in Slovenia, 3 in Israel, 2 in Belgium, 713 in the United States, 26 in Japan, 16 in South Korea, 38 in Taiwan, 169 in P.R. China, and 472 in India.

The table below sets forth the number of Company employees by function and by location at year end for the periods indicated:

	At December 31,
	2012	2013	2014
Total	2,392	2,833	3,294
Function
Research and Development	1,652	1,987	2,370
Marketing and Sales	400	447	486
Finance and Administration	340	399	438
Location
Europe	1,289	1,541	1,860
United States	583	668	713
Far East and India	520	624	721

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

Item 7.  Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth certain information as at February 16, 2015, with respect to each person who is known by the Company to be the beneficial owner of more than 3% of outstanding shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. As at February 16, 2015 the number of our shares held in the US in the form of ordinary shares or ADSs amounts to approximately half of our total outstanding share capital. We believe that the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The shareholders listed below have the same voting rights as our other shareholders. As far as the Company is aware, it is neither directly nor indirectly owned or controlled by one or more corporations or by any government.

As at February 16, 2015, which is the most recent practicable date prior to the date of this annual report, except as noted below, we are not aware of:

•	any arrangements that might lead to a change in control of our business;

•	any person who is interested in 3% or more of our capital; or

•	any person who can, will or could directly or indirectly, jointly or severally, exercise control over us.

Beneficial owners (February 16, 2015)	Shares Beneficially Owned (Number)	Percent
BlackRock, Inc	71,623,478	5.07
Baillie Gifford & Co	70,361,012	5.01
Thornburg Investment Management	65,856,520	5.01
Fidelity Management and Research Corporation	67,972,760	4.92
Janus Capital Corporation	56,222,881	4.00

Beneficial owners (March 3, 2014)	Shares Beneficially Owned (Number)	Percent
Baillie Gifford & Co	70,530,313	5.05
Thornburg Investment Management	65,856,520	5.01
Fidelity Management and Research Corporation	67,972,760	4.92
The Capital Group Companies, Inc.	58,256,483	4.16
Janus Capital Corporation	42,639,790	3.05

Beneficial owners (February 25, 2013)	Shares Beneficially Owned (Number)	Percent
The Capital Group Companies, Inc.	95,690,311	6.95
BlackRock, Inc.	69,206,509	5.01
Fidelity Management and Research Corporation	68,672,912	4.99
Thornburg Investment Management	65,856,520	5.01
Legal & General Investment Management	49,884,833	3.80
Janus Capital Corporation	48,594,165	3.61

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2014, the Company incurred subscription costs of £nil  from Linaro Limited, an associated company (2013: £7.0 million representing ARM’s committed aggregate contributions to Linaro for a period of two years). In respect of the subscription fees, the Company was invoiced £4.0 million during the year to December 31, 2014 (2012: £4.3 million). As at December 31, 2014, £1.1 million (2013: £1.0 million) was owing to Linaro.

In addition, the Company provided consulting and other services to Linaro amounting to £1.3 million (2013: £1.6 million). All fees have been charged in accordance with the terms of the agreement. As at December 31, 2014, £0.3 million (2013: £0.3 million) was owed to the Company.

There were no other related party transactions during 2014 which require disclosure.

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

DIVIDEND DISTRIBUTION POLICY

The directors recommend payment of a final dividend in respect of 2014 of 4.5 pence per share which, taken together with the interim dividend of 2.52 pence per share paid in October 2014, gives a total dividend in respect of 2014 of 7.02 pence per share, an increase of 23% over 5.70 pence per share in 2013 following a 27% increase from 4.50 pence in 2012. Subject to shareholder approval at the AGM on May 1, 2015, the final dividend will be paid on May 15, 2015 to shareholders on the register on April 24, 2015.

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

The following table sets forth, for the periods indicated, the high and low closing prices of the ordinary shares reported on the London Stock Exchange:

	Price per share (£)
	High	Low
Annual prices:
2010	4.40	1.84
2011	6.51	4.38
2012	7.83	4.69
2013	11.10	7.59
2014	10.95	8.06

Quarterly prices:
2013:
First Quarter	9.72	7.68
Second Quarter	10.97	7.59
Third Quarter	10.10	8.06
Fourth Quarter	11.10	9.24
2014:
First Quarter	10.95	8.75
Second Quarter	10.47	8.45
Third Quarter	9.86	8.33
Fourth Quarter	9.98	8.06
2015:
First Quarter (through February 16, 2015)	10.87	9.44

Monthly prices:
August 2014	9.71	8.41
September 2014	9.86	9.04
October 2014	8.87	8.06
November 2014	9.14	8.69
December 2014	9.98	8.91
January 2015	10.59	9.44
February 2015 (through February 16, 2015)	10.87	10.37

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

	Price per ADS ($)
	High	Low
Annual prices:
2010	20.75	8.85
2011	31.63	20.86
2012	38.32	21.70
2013	54.83	35.17
2014	54.01	39.28

Quarterly prices:
2013:
First Quarter	44.21	38.45
Second Quarter	50.11	35.17
Third Quarter	49.05	36.41
Fourth Quarter	54.83	44.72
2014:
First Quarter	54.01	43.80
Second Quarter	52.82	42.83
Third Quarter	49.24	42.05
Fourth Quarter	46.86	39.28
2015
First Quarter (through February 16, 2015)	50.41	43.23

Monthly prices:
August 2014	48.53	42.45
September 2014	49.24	43.69
October 2014	42.76	39.28
November 2014	42.98	41.26
December 2014	46.86	41.83
January 2015	48.12	43.23
February 2015 (through February 16, 2015)	50.41	47.36

Item 10.  Additional Information

CORPORATE GOVERNANCE

Differences in our corporate governance and Nasdaq corporate governance practices

As a Nasdaq-listed foreign private issuer, we are permitted to follow home country practices in lieu of certain of Nasdaq’s corporate governance requirements. We must disclose any significant ways in which our corporate governance practices differ from the Nasdaq listing standards. We believe the following to be the significant differences between our corporate governance practices and Nasdaq corporate governance rules applicable to US companies.

Independent Directors

Nasdaq listing standards require that a majority of the company's board of directors be comprised of independent directors. The UK Corporate Governance Code 2012 requires that at least half the Board excluding the Chairman should comprise independent non-executive directors and the Board currently comprises three executive directors, five independent non-executive directors and the Chairman. In accordance with the Combined Code, the Chairman of the Board of Directors is not considered independent although he was regarded as independent at the time of his appointment.

The Board has considered the overall balance between executive and non-executive directors and believes that the number of executive directors is fully justified by the contribution made by each of them.

Nomination of Directors. Nasdaq listing standards require that nominees to a company’s board of directors be selected, or recommended for the board’s selection, either by a majority of the company’s independent directors or by a nomination committee comprised solely of independent directors. The nomination committee leads the process for board appointments and makes recommendations to the board in relation to new appointments of executive and non-executive directors and on succession planning, board composition and balance. It is chaired by Stuart Chambers, Chairman of the Board of Directors, and the other members are Kathleen O’Donovan and Andy Green.

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

Subject to the restrictions summarized below and to the passing of a resolution to renew the directors’ authority to allot at the 2015 AGM, the directors will be generally and unconditionally authorized for the purpose of Section 551 of the UK Companies Act 2006 to exercise all or any powers of the Company to allot relevant securities (within the meaning of that Section) up to an aggregate nominal amount of £232,891 (i.e., a total of 465,783,483 shares). In addition to this general authority to allot relevant securities, in connection with a rights issue by the Company, the directors will also be authorized to allot an additional aggregate nominal amount of relevant securities of up to £35,304 (i.e., a total of 70,608,042 shares). Both allotment authorities will continue for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) on the earlier of the end of the AGM of the Company held in 2016 or June 30, 2016 (on terms that, during such period, the Company may make an offer or agreement which would or might require relevant securities to be allotted after the expiry of such period).

Subject to the passing of a resolution at the 2015 AGM, the directors will be empowered pursuant to Section 561 of the UK Companies Act 2006 to allot equity securities (within the meaning of Section 560(1) of the UK Companies Act 2006) for cash pursuant to the authorities described above as if Section 561 of the UK Companies Act 2006 did not apply to any such allotment (on terms that the Company may make an offer or agreement which would or might require equity securities to be allotted after the expiry of such authority), such power to be limited to (a) allotments of equity securities up to an aggregate nominal amount equal to 33% of the issued share capital of the Company in connection with an offer of such securities open for acceptance for a period fixed by the directors to holders of shares on the register on the record date fixed by the directors in proportion to their prospective holdings, but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognized regulatory body or any stock exchange, in any territory; (b) allotments of equity securities up to a further aggregate nominal amount equal to 33% of the issued share capital of the Company in connection with an offer to holders of shares in proportion (as nearly as may be practicable) to their existing holdings to subscribe further securities by means of the issue of a renounceable letter (or other negotiable document) which may be traded for a period before payment for the securities is due, but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to treasury shares, fractional entitlements, record dates or legal, regulatory or practical problems in, or under the laws of, any territory; and (c) allotments (otherwise than as described in (a) or (b) above) of equity securities for cash up to an aggregate nominal amount equal to 5% of the issued share capital of the Company.

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

The following resolution was passed at the 2014 AGM:

That the Company be and is hereby unconditionally and generally authorized for the purpose of Section 701 of the UK Companies Act 2006 to make market purchases (as defined in Section 693(4) of that Act) of ordinary shares of 0.05 pence each in the capital of the Company provided that:

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

The following resolution is proposed for approval by shareholders at the 2015 AGM:

That the Company be and is hereby unconditionally and generally authorized for the purpose of Section 701 of the UK Companies Act 2006 to make market purchases (as defined in Section 693(4) of that Act) of ordinary shares of 0.05 pence each in the capital of the Company provided that:

(a)	the maximum number of shares which may be purchased is 141,146,510;

(b)	the minimum price which may be paid for each share is 0.05 pence;

(c)	the maximum price (excluding expenses) which may be paid for any ordinary share is an amount equal to 105% of the average of the closing mid market price of the Company’s ordinary shares as derived from the Daily Official List of the London Stock Exchange plc for the five business days immediately preceding the day on which such share is contracted to be purchased; and

(d)
this authority shall expire at the conclusion of the AGM of the Company held in 2016 or, if earlier, on June 30, 2016 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

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

The service contracts for each of Mr. Muller, Mr. Score and Mr. Segars, all of whom served as directors during the financial year, are as described above. Mr. Muller’s contract is dated January 31, 1996, Mr. Score’s contract is dated March 1, 2002 and Mr. Segars’ contract is dated July 17, 2014.

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

Except where expressly stated otherwise, this discussion does not address the tax consequences to a US Holder (i) that is resident in the United Kingdom for UK tax purposes or that is subject to UK taxation by virtue of carrying on a trade, profession or vocation in the United Kingdom, (ii) to whom, in the case of an individual, “split year” treatment applies for UK tax purposes, or (iii) that is a person which alone or together with one or more associated person owns, directly or indirectly, 10% or more of the voting stock of the Company. This discussion is not exhaustive of all possible tax considerations that may be relevant in the particular circumstances of each US Holder, including alternative minimum tax consequences and the potential application of the provisions of the US Internal Revenue Code known as the Medicare contribution tax. In addition, it does not address all tax considerations that may be relevant to all categories of holders, some of whom may be subject to special rules, such as (i) certain financial institutions, (ii) insurance companies, (iii) dealers and traders in securities or foreign currencies, (iv) persons holding shares or ADSs as part of a hedge, straddle, conversion transaction or other integrated transaction, (v) persons whose functional currency for US federal income tax purposes is not the US dollar, (vi) partnerships or other entities classified as partnerships for US federal income tax purposes, (vii) tax-exempt organizations, or (viii) persons who acquired shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation or in connection with an employment. Shareholders and ADS holders are advised to satisfy themselves as to the tax consequences, including the consequences under foreign, US federal, state and local laws applicable in their own particular circumstances, of the ownership and disposition of shares or ADSs by consulting their tax advisers.

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

PFIC Rules

The Company believes that it was not a PFIC for US federal income tax purposes for the year ended December 31, 2014. However, since PFIC status depends upon the composition of the Company’s income and assets and the market value of its assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time, which may be determined based upon the market value of its shares, which will vary over time and may be especially volatile in a technology-related enterprise such as the Company, there can be no assurance that the Company will not be a PFIC for any taxable year. If the Company were a PFIC for any taxable year during which a US Holder held shares or ADSs, certain adverse consequences could apply to the US Holder.

If the Company were a PFIC for any taxable year during a US Holder’s holding period for the shares or ADSs, gain recognized by such US Holder on a sale or other disposition of the shares or ADSs would be allocated ratably over the US Holder’s holding period for the shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate for that taxable year, and an interest charge would be imposed on the tax attributable to the allocated amount. Further, any distribution in respect of ADSs or shares in excess of 125% of the average of the annual distributions on ADSs or shares received by the US Holder during the preceding three years or the US Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner. Certain elections may be available to US persons that would result in alternative treatments (such as a mark-to-market treatment) of the shares or ADSs. Subject to certain exceptions, if a US Holder owns shares or ADSs during any year in which the Company is a PFIC, the US Holder generally must file annual reports on IRS Form 8621 (or any successor form) with respect to the Company, generally with the US Holder’s federal income tax return for that year. US Holders should consult their tax advisers to determine whether any such elections would be available and, if so, what the consequences of the alternative treatments would be in those US Holders’ particular circumstances.

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

UK Inheritance Tax

Subject to the discussion of the Estate Tax Treaty in the next paragraph, shares or ADSs beneficially owned by an individual may, depending on the circumstances, be subject to UK inheritance tax on the death of the individual or, in certain circumstances, if the shares or ADSs are the subject of a gift (including a transfer at less than full market value) by such individual. Inheritance tax is not generally chargeable on gifts to individuals  made more than seven years before the death of the donor. Special rules apply to shares or ADSs held in a settlement.

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

UK Stamp Duty and Stamp Duty Reserve Tax

Transfers of ADSs are usually effected without recourse to a stampable document and, in any event, are generally executed outside the United Kingdom. For that reason, UK stamp duty is not in practice generally payable on the acquisition or subsequent transfer of an ADS. The acquisition or transfer of an ADS is also not subject to stamp duty reserve tax (“SDRT”).

UK stamp duty and/or SDRT will however, subject to certain exceptions, be payable at an aggregate rate of 1.5% of the amount of consideration or, if none, of the value of the shares (rounded up to the next multiple of £5) on any instrument transferring the shares: (i) to, or to a nominee for, a person whose business is or includes the provision of clearance services; or (ii) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts. This includes transfers of shares to the custodian for deposits under the ADSR deposit agreement, but excludes an issue of new shares, which, following recent changes, may now be issued to the custodian without incurring any stamp duty or SDRT.

In accordance with the terms of the ADS deposit agreement, any tax or duty payable by the ADS depositary or the custodian on any such transfers of shares in registered form will be charged by the ADS depositary to the party to whom ADSs are delivered against such transfers.

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

The Company seeks to use currency exchange contracts and currency options to manage the US dollar/sterling risk as appropriate, by monitoring the timing and value of anticipated US dollar receipts (which tend to arise from low-volume, high-value license deals and royalty receipts) in comparison with its requirement to settle certain expenses in US dollars. The fair values of the financial instruments outstanding at December 31, 2012, 2013 and 2014 are disclosed in Note 17 to the Consolidated Financial Statements. The settlement period of the forward contracts outstanding at December 31, 2014 was between January 7, 2015 and August 13, 2015. The settlement period of the option contracts outstanding at December 31, 2014 was between January 5, 2015 and June 30, 2016.

During the fiscal year, the Company was exposed to foreign currency exchange risk inherent in its sales commitments, anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than sterling. ARM transacts business in approximately nine foreign currencies worldwide, of which the most significant to the Company’s operations were the US dollar, the Indian Rupee, the Euro and the Japanese Yen for 2014. Generally, the Company is a net receiver of US dollars, and therefore benefits from a weaker sterling and is adversely affected by a stronger sterling relative to the dollar. It is a net payer of other foreign currencies but at a significantly lower level than the US dollar receivables. The Company has performed a sensitivity analysis at December 31, 2014, 2013 and 2012, using a modeling technique that measures the changes in the fair values arising from a hypothetical 10% adverse movement in the levels of foreign currency exchange rates relative to sterling with all other variables held constant. The analysis covers all of the Company’s foreign currency contracts offset by the underlying exposures. The foreign currency exchange rates used were based on market rates in effect at December 31, 2014, 2013 and 2012. The sensitivity analysis indicated that a hypothetical 10% adverse movement in foreign currency exchange rates would result in a loss in the fair values of ARM’s foreign exchange derivative financial instruments, net of exposures, of £4.0 million at December 31, 2014 (2013: £9.5 million; 2012: £12.1 million).

INTEREST RATE RISK

At December 31, 2014, the Company had £873.1 million (2013: £713.7 million) of interest-bearing assets. At December 31, 2014, 93% (2013: 93%) of interest-bearing assets, comprising cash equivalents; short-term and long-term deposits and short-term marketable securities were at fixed rates and are therefore exposed to fair value interest rate risk. Floating rate cash earns interest based on relevant national LIBID equivalents and is therefore exposed to cash flow interest rate risk.

Other financial assets, such as available-for-sale investments, are not directly exposed to interest rate risk.

A 1% (100 basis points) decrease in the average interest rate during the year would have reduced interest income by approximately £7.3 million (2013: £5.8 million; 2012: £5.3 million;) and profit after tax by £5.8 million (2013: £4.6 million; 2012: £4.0 million).

During 2012 and 2014, the Company entered into a number of lease agreements for IT equipment which have been classified as finance leases. Furthermore, the Company entered into a three-month fixed-rate debt facility for $160 million to facilitate the purchase of some IP assets. This facility was fully settled by December 31, 2012. The Company had no borrowings during 2013 or 2014.

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

Fees and charges payable by the depositary

In June 2012, the Company received $0.3 million from the depositary and in March 2013 received $0.8 million. In 2014, the Company received $1.8 million in March, $1.8 million in June and $1.3 million in November. These amounts were for continuing annual stock exchange listing fees, standard out-of pocket maintenance costs for the ADRs (for expenses relating to postage and envelopes for mailing annual reports and proxy materials, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, facsimile and telephone calls), and legal fees.

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

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures

Disclosure controls and procedures. As of December 31, 2014, the Company, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective as of December 31, 2014 to provide reasonable assurance that the information required to be disclosed by the Company in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time specified in the rules and forms of the SEC and is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes those policies and procedures that:

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

The Company’s management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2014.

The Company’s independent auditors, PricewaterhouseCoopers LLP, which have audited the consolidated financial statements of the Company for the fiscal year ended December 31, 2014, have also assessed the effectiveness of the Company’s internal controls over financial reporting; their report is included herein.

Item 16.  Reserved

Item 16A.  Audit Committee Financial Expert

Kathleen O’Donovan, who was appointed to the Board as an independent non-executive director in December 2006 and became a member of the audit committee in January 2007 is qualified to be an Audit Committee financial expert and became the financial expert for the purposes of the Sarbanes–Oxley Act of 2002 on January 26, 2011 when she assumed the Chairmanship of the Audit Committee.

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

Item 16C.  Principal Accountant Fees and Services
	2012	2013	2014
	£’000	£’000	£’000
Fees payable to the Company’s auditor and its associates for the audit of the Company Audit Fees	0.3	0.3	0.3
Fees payable to the Company’s auditor and its associates for other services:
The audit of the Company’s subsidiaries	0.2	0.2	0.2
Audit-related assurance services (services pursuant to Section 404 of the Sarbanes-Oxley Act)	0.3	0.3	0.4
Other assurance services	0.1	0.1	-
Tax advisory services	0.2	0.1	0.1
Tax compliance services	0.1	-	-
All other non-audit services (1)	0.1	0.1	0.1

(1)	All other non-audit services includes the provision of advice relating to the Company’s procurement model in 2014 and fees for the performance of royalty audits in 2013.

The audit of ARM Holdings plc (included in Audit Fees), the royalty audits and the procurement advice  (categorized as All Other Fees) were specifically pre-approved by the Audit Committee. The remaining services (including the annual audit services performed for each subsidiary of the Company) received general pre-approval from the Audit Committee.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Board intends to undertake a limited share buyback program to maintain a flat share-count over time. No share buybacks were made in 2012 or 2013. In 2014, £66.9 million of shares were repurchased, representing 7.9 million shares. At December 31, 2014, all of these shares were held as treasury stock.

Item 16F.  Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.  Corporate Governance

Please refer to “Item 10. Additional Information—Corporate Governance”.

Item 16H.  Mine Safety Disclosure

Not applicable.

PART III

Item 17.  Financial Statements

The Company has responded to Item 18 in lieu of this item.

Item 18.  Financial Statements

The following financial statements, together with the report of PricewaterhouseCoopers LLP thereon, are filed as part of this Form 20-F.

Item 19.	Exhibits

1.1	Articles of Association of ARM Holdings plc.
*4.1	Executive Service Agreement between Advanced Risc Machines Limited and Michael Peter Muller, dated January 31, 1996.
**4.2	Executive Service Agreement between ARM Limited and Tim Score, dated March 1, 2002.
4.3	Executive Service Agreement between ARM Limited and Simon Segars, dated July 17, 2014.
***4.4	ARM Holdings plc Employee Equity Plan.
***4.5	ARM Holdings plc Deferred Annual Bonus Plan.
***4.6	ARM Holdings plc U.S. Employee Stock Purchase Plan.
8.1	List of significant subsidiaries.
12.1	CEO certification required by Rule 13a-14(a).
12.2	CFO certification required by Rule 13a-14(a).
13.1	Certification required by Rule 13a-14(b).
15.1	Consent of the Independent Registered Public Accounting firm.

*	Previously filed with the Securities and Exchange Commission as part of the annual report on Form 20-F as filed on June 15, 2001 and incorporated herein by reference.

**	Previously filed with the Securities and Exchange Commission as part of the annual report on Form 20-F as filed on June 23, 2003 and incorporated herein by reference.

***	Previously filed with the Securities and Exchange Commission as part of the registration statement on Form S-8 on May 8, 2006 and incorporated herein by reference.

SIGNATURE

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARM Holdings plc

By:	/s/ Tim Score
	Name:	Tim Score
	Title:	Chief Financial Officer

Dated: February 18, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ARM Holdings plc

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements and consolidated statements of changes in shareholders’ equity present fairly, in all material respects, the financial position of ARM Holdings plc and its subsidiaries at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting included under Item 15 of the Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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
London United Kingdom February 17, 2015

Consolidated Income Statement
for the Year Ended December 31

	Note	2012 £ million		2013 £ million		2014 £ million
Revenues	2	576.9		714.6		795.2

Cost of revenues		(31.9)		(39.3)		(37.8)
Gross profit		545.0		675.3		757.4
Operating expenses
Research and development		(166.3)		(202.9)		(224.2)
Sales and marketing		(72.9)		(89.4)		(93.2)
General and administrative		(97.7)		(128.2)		(131.0)
Total operating expenses before exceptional items		(336.9)		(420.5)		(448.4)
Exceptional items	6	—		(101.3)		—
Total operating expenses after exceptional items		(336.9)		(521.8)		(448.4)
Profit from operations		208.1		153.5		309.0
Investment income		13.9		13.3		11.3
Interest payable and similar charges		(0.3)		(0.2)		(0.3)
Share of results in joint venture	27	(0.7)		(4.0)		(3.5)
Profit before tax	5	221.0		162.6		316.5
Tax (including £nil in respect of exceptional items (2013: £8.6 million))	7	(60.3)		(57.8)		(61.1)
Profit for the year		160.7		104.8		255.4
Earnings per share
Basic and diluted earnings		160.7		104.8		255.4
Number of shares (millions)
Basic weighted average number of shares		1,375.1		1,396.4		1,406.2
Effect of dilutive securities: Employee incentive schemes		20.7		15.4		14.9
Diluted weighted average number of shares		1,395.8		1,411.8		1,421.1
Basic EPS		11.7	p	7.5	p	18.2	p
Diluted EPS		11.5	p	7.4	p	18.0	p

The accompanying notes are an integral part of the financial statements. Details of dividends paid and proposed are in note 8 and 26 of the financial statements respectively.

Consolidated Statements of Comprehensive Income
for the Year Ended December 31

	Note	2012 £ million	2013 £ million	2014 £ million
Profit for the year		160.7	104.8	255.4
Other comprehensive income:
Unrealized holding (loss)/gain on available-for-sale financial assets (net of tax of £1.1 million; 2013: £nil; 2012: tax credit of £0.1 million) (1)	11	(0.3)	—	4.3
Currency translation adjustment (1)		(26.8)	(17.9)	34.6
Other comprehensive income/(loss) for the year		(27.1)	(17.9)	38.9
Total comprehensive income for the year		133.6	86.9	294.3
(1)	These items may be reclassified to the income statement if certain conditions are met.

The accompanying notes are an integral part of the financial statements.

Consolidated Balance Sheet
At December 31

	Note	2013 £ million	2014 £ million
Assets
Current assets:
Cash and cash equivalents	17	43.8	54.1
Short-term deposits and similar instruments	17	544.1	620.8
Fair value of currency exchange contracts	17	5.1	—
Embedded derivatives	17	—	2.6
Accounts receivable	9	136.2	138.6
Available-for-sale financial assets	11,17	1.2	—
Prepaid expenses and other assets	10	39.8	43.2
Current tax assets		6.9	8.9
Inventories		3.0	2.7
Total current assets		780.1	870.9
Non-current assets:
Long-term deposits and similar instruments	17	125.6	191.4
Loans and receivables	17	3.0	3.0
Available-for-sale financial assets	11,17	13.9	23.7
Investment in joint venture	27	6.5	3.0
Prepaid expenses and other assets	10	1.6	1.7
Property, plant and equipment	12	33.6	43.4
Goodwill	13	525.9	567.0
Other intangible assets	14	82.9	77.2
Deferred tax assets	7	65.3	55.9
Total non-current assets		858.3	966.3
Total assets		1,638.4	1,837.2
Liabilities
Current liabilities:
Accounts payable	17	7.0	11.7
Fair value of currency exchange contracts	17	—	4.8
Embedded derivatives	17	7.0	—
Accrued and other liabilities	15	88.1	80.6
Finance lease liabilities	16	2.7	3.9
Current tax liabilities		18.8	31.9
Deferred revenue		156.7	127.4
Total current liabilities		280.3	260.3
Non-current liabilities:
Accrued and other liabilities	15	2.6	—
Finance lease liabilities	16	1.5	2.6
Deferred tax liabilities	7	0.1	0.4
Deferred revenue		42.5	45.6
Total non-current liabilities		46.7	48.6
Total liabilities		327.0	308.9
Net assets		1,311.4	1,528.3
Capital and reserves attributable to owners of the Company
Share capital	18	0.7	0.7
Share premium account		18.1	24.9
Capital reserve		354.3	354.3
Share option reserve		61.4	61.4
Retained earnings		820.6	991.8
Revaluation reserve		—	4.3
Cumulative translation adjustment		56.3	90.9
Total equity		1,311.4	1,528.3

The accompanying notes are an integral part of the financial statements.

Consolidated Cash Flow Statement
for the Year Ended December 31

	Note	2012 £ million	2013 £ million	2014 £ million
Profit before tax		221.0	162.6	316.5
Investment income, net of interest payable and similar charges		(13.6)	(13.1)	(11.0)
Share of results in joint venture		0.7	4.0	3.5
Profit from operations		208.1	153.5	309.0
Adjustments for:
Depreciation and amortization of property, plant and equipment and intangible assets		17.4	28.0	35.6
Compensation charge in respect of share-based payments		37.1	59.2	68.5
Provision for impairment of available-for-sale assets (including non-cash exceptional item of £59.5 million in 2013)		1.4	66.3	1.0
Profit on disposal of available-for-sale financial assets		(0.8)	(3.3)	(0.3)
Loss on disposal of property, plant and equipment		—	0.6	0.1
Provision for doubtful debts		0.4	4.0	0.3
Non-cash foreign currency (gains)/losses		(0.7)	(3.6)	3.4
Movement in fair value of currency exchange contracts		(2.9)	(3.7)	9.9
Movement in fair value of embedded derivatives		3.7	4.4	(9.6)
Changes in working capital
Accounts receivable		(5.7)	(19.8)	(4.0)
Inventories		0.1	(0.7)	0.3
Prepaid expenses and other assets		(1.1)	(8.8)	(9.9)
Accounts payable		(2.8)	1.1	4.5
Deferred revenue		37.3	53.1	(24.8)
Accrued and other liabilities		(4.8)	8.3	(11.6)
Cash generated by operations before tax		286.7	338.6	372.4
Income taxes paid		(26.1)	(23.3)	(30.8)
Net cash from operating activities		260.6	315.3	341.6
Investing activities
Interest received		11.5	13.4	13.6
Interest paid		(0.3)	(0.2)	(0.3)
Purchases of property, plant and equipment		(20.2)	(13.5)	(20.4)
Advance payment to acquire intangible asset and available-for-sale financial asset	10	(103.7)	—	—
Purchases of other intangible assets		(5.4)	(31.8)	(10.0)
Purchases of available-for-sale financial assets	11	(3.0)	(8.9)	(5.0)
Proceeds on disposal of available-for-sale financial assets		11.8	5.5	2.2
Purchase of short and long-term deposits and similar instruments, net		(76.8)	(188.5)	(145.1)
Purchase of subsidiaries, net of cash and borrowings acquired	20	—	(21.1)	(12.8)
Investment in joint venture	27	(7.5)	(3.7)	—
Provision of long-term loan		—	(0.7)	—
Net cash used in investing activities		(193.6)	(249.5)	(177.8)
Financing activities
Proceeds from borrowings		99.8	—	—
Proceeds received on issuance of shares	18	5.6	5.9	6.8
Purchase of own shares	19	—	—	(66.9)
Refund of costs related to share issue		2.7	—	—
Dividends paid to shareholders	8	(51.8)	(68.9)	(86.1)
Repayment of borrowings		(99.8)	(1.1)	(1.2)
Repayment of finance lease liabilities		(3.3)	(3.3)	(6.4)
Net cash used in financing activities		(46.8)	(67.4)	(153.8)
Net increase/(decrease) in cash and cash equivalents		20.2	(1.6)	10.0
Cash and cash equivalents at beginning of the year		26.8	46.3	43.8
Effect of foreign exchange rate changes		(0.7)	(0.9)	0.3
Cash and cash equivalents at end of the year		46.3	43.8	54.1

The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Changes in Shareholders’ Equity
for the Year Ended December 31

	Attributable to equity holders of the Company
	Share capital £ million	Share premium account £ million	Capital reserve* £ million	Share option reserve ** £ million	Retained earnings £ million	Revaluation reserve*** £ million	Cumulative translation adjustment £ million	Total £ million
Balance at January 1, 2012	0.7	6.6	351.6	61.4	539.6	0.3	101.0	1,061.2
Profit for the year	—	—	—	—	160.7	—	—	160.7
Other comprehensive income
Unrealized holding gain on available-for-sale financial assets (net of tax of £0.1 million)	—	—	—	—	—	(0.3)	—	(0.3)
Currency translation adjustment	—	—	—	—	—	—	(26.8)	(26.8)
Total comprehensive income for the year	—	—	—	—	160.7	(0.3)	(26.8)	133.6
Shares issued on exercise of share options and awards (note 18)	—	5.6	—	—	—	—	—	5.6
Dividends (see note 8)	—	—	—	—	(51.8)	—	—	(51.8)
Credit in respect of employee share schemes	—	—	—	—	37.1	—	—	37.1
Movement on tax arising on share options and awards	—	—	—	—	17.7	—	—	17.7
Refund of costs related to share issue****	—	—	2.7	—	—	—	—	2.7
	—	5.6	2.7	—	3.0	—	—	11.3
Balance at December 31, 2012	0.7	12.2	354.3	61.4	703.3	—	74.2	1,206.1
Profit for the year	—	—	—	—	104.8	—	—	104.8
Other comprehensive income
Currency translation adjustment	—	—	—	—	—	—	(17.9)	(17.9)
Total comprehensive income for the year	—	—	—	—	104.8	—	(17.9)	86.9
Shares issued on exercise of share options and awards (note 18)	—	5.9	—	—	—	—	—	5.9
Dividends (see note 8)	—	—	—	—	(68.9)	—	—	(68.9)
Credit in respect of employee share schemes	—	—	—	—	59.2	—	—	59.2
Movement on tax arising on share options and awards	—	—	—	—	22.2	—	—	22.2
	—	5.9	—	—	12.5	—	—	18.4
Balance at December 31, 2013	0.7	18.1	354.3	61.4	820.6	—	56.3	1,311.4
Profit for the year	—	—	—	—	255.4	—	—	255.4
Other comprehensive income
Unrealised holding gain on available-for-sale financial assets (net of tax of £1.1 million)	—	—	—	—	—	4.3	—	4.3
Currency translation adjustment	—	—	—	—	—	—	34.6	34.6
Total comprehensive income for the year	—	—	—	—	255.4	4.3	34.6	294.3
Shares issued on exercise of share options and awards (note 18)	—	6.8	—	—	—	—	—	6.8
Dividends (see note 8)	—	—	—	—	(86.1)	—	—	(86.1)
Purchase of own shares (see note 19)	—	—	—	—	(66.9)	—	—	(66.9)
Credit in respect of employee share schemes	—	—	—	—	68.5	—	—	68.5
Movement on tax arising on share options and awards	—	—	—	—	0.3	—	—	0.3
	—	6.8	—	—	(84.2)	—	—	(77.4)
Balance at December 31, 2014	0.7	24.9	354.3	61.4	991.8	4.3	90.9	1,528.3

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

***
Revaluation reserve. The Company includes on its balance sheet equity investments that are not publicly traded, which are classified as available-for-sale financial assets. These are carried at fair value. Unrealized holding gains or losses on such investments are included, net of related taxes, within the revaluation reserve (except where there is evidence of permanent impairment, in which case losses would be recognized within the income statement). Any unrealized gains within this reserve are undistributable.

****	Refund of costs related to share issue. This represents the refund of stamp duty costs incurred on the issue of shares for the acquisition of Artisan Components Inc. in 2004.

NOTES TO THE FINANCIAL STATEMENTS

1  The Company and a summary of its significant accounting policies and financial risk management

1a    General information about the Company

The business of the Company

ARM Holdings plc and its subsidiary companies (“ARM” or “the Company”) design microprocessors, physical IP and related technology and software, and sells development tools to enhance the performance, cost-effectiveness and energy-efficiency of high-volume embedded microprocessor applications.

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

Company undertakings include ARM Limited (incorporated in the UK), Geomerics Limited (incorporated in the UK), ARM France SAS (incorporated in France), ARM Germany GmbH (incorporated in Germany), ARM Norway AS (incorporated in Norway), ARM Sweden AB (incorporated in Sweden), ARM Finland Oy (incorporated in Finland), ARM Ireland Limited (incorporated in Republic of Ireland), ARM Hungary KFT (incorporated in Hungary), ARM Inc. (incorporated in the US), ARM Electronic Technology (Shanghai) Co. Limited (incorporated in PR China), ARM KK (incorporated in Japan), ARM Korea Limited (incorporated in South Korea), ARM Taiwan Limited (incorporated in Taiwan), and ARM Embedded Technologies Pvt. Limited (incorporated in India).

1b     Summary of significant accounting policies

The significant accounting policies applied in the presentation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB, IFRIC interpretations and with those parts of the Companies Act 2006 applicable to companies reporting under IFRS. The consolidated financial statements were authorized for issue on February 17, 2015 by the Board of directors.

The consolidated financial statements have been prepared on a going concern basis and in accordance with the historical cost convention as modified by: the revaluation to fair value of available-for-sale (AFS) financial assets; financial assets and liabilities at fair value through the income statement (including embedded derivatives and derivative instruments).

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

Segment reporting

The Company’s internal operational structure was re-organized on January 1, 2014, to create an organization that is more scalable and more accountable, and that offers a more integrated product portfolio. As at December 31, 2014, the Company’s internal organization and management structure reflect this change and this is the primary way in which the Chief Operating Decision Maker (CODM) is provided with financial information. The CODM assesses performance and allocates resources based on consolidated results of operations. The directors believe that the CODM is the Chief Executive Officer and the Executive Committee of the Company. As a result, the Company now has one reportable segment.

Impairment of goodwill

The Company tests goodwill for impairment at least annually. This requires an estimation of the value-in-use of the assets to which goodwill is allocated. As discussed in detail in note 13, estimating the value-in-use requires the Company to make an estimate of the expected future cash flows from the assets and also to choose a suitable discount rate in order to calculate the present values of those cash flows. The discount rate is based on an estimate of the Company’s weighted average cost of capital. The Company uses a post-tax discount rate of 10% (2013: 10%) (pre-tax discount rate of approximately 11% (2013: 11%)). The Company now reviews the carrying value of its assets including goodwill at the operating segment level.

Revenue recognition

The Company makes significant estimates in applying its revenue recognition policies. In particular, as discussed in detail in the revenue recognition policy below, estimates are made in relation to the use of the percentage-of-completion accounting method, which requires that the extent of progress toward completion of contracts can be anticipated with reasonable certainty. The use of the percentage-of-completion method is itself based on the assumption that, at the outset of license agreements, there is an insignificant risk that customer acceptance is not obtained. The Company also makes assessments, based on prior experience, of the extent to which future milestone receipts represent a probable future economic benefit to the Company. In addition, when allocating revenue to various components of arrangements involving several components, it is assumed that the fair value of each element can be estimated reliably. The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent with the application of the revenue recognition policy affect the amounts reported in the financial statements. If different assumptions were used, it is possible that different amounts would be reported in the financial statements.

Provisions for income taxes

The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the world-wide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Provisions are calculated based upon advice received from tax advisors and relevant correspondence received from tax authorities. Provisions are re-assessed at each period end date based upon any relevant new information received. Where the final tax outcome of these matters is different from the amounts recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

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

Participation in trust to acquire patent rights

During 2013, the Company participated in a consortium, via a trust, to acquire certain patent rights and has made various judgments regarding these transactions.

The directors believe that the Company does not control or have significant influence over the trust since, amongst other factors it does not have voting rights on the board or significant influence over the relevant activities of the trust. The results of the trust have therefore not been consolidated or equity accounted in the Company financial statements. The Company determined that the participation in the consortium conferred on the Company two separate rights: an intangible asset, conferring the right to use the assets in the Company’s own business, and an AFS financial asset conferring the right to certain potential future revenue streams arising from the licensing activities of the trust. The amount expected to be recovered through this licensing program was estimated by the Company in conjunction with the management of the trust, which has considerable experience of managing the assets of similar trusts.

The Company assesses its intangible assets for impairment at each reporting date and has reviewed the valuation of the patent rights acquired in this transaction. Given the design freedom that these rights provide and the size of the future opportunity afforded, the directors have concluded that no impairment of the patent rights is required.

In Q4 2013, the trust made a strategic decision not to pursue a licensing program and the portfolio was instead put up for sale by auction. The Company acquired the patents in January 2014 for $4.0 million (£2.4 million), which have been accounted for as an additional intangible asset.

The auction process means that there are no further potential cash flows in relation to the AFS financial asset and at the end of 2013, the asset was therefore impaired down to the value of the Company’s share of the auction proceeds, resulting in a non-cash exceptional charge of $98.5 million (£59.5 million).

Provision for impairment of trade receivables

The Company assesses trade receivables for impairment which requires the directors to estimate the likelihood of payment forfeiture by customers.

New standards, amendments and interpretations

New and amended standards adopted by the Company

There are no new or amended standards adopted by the Company in the year which have had a material impact on the Company.

Standards, amendments and interpretations that are not yet effective and have not been early adopted

IFRS 9 “Financial instruments” addresses the classification and measurement of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through Other Comprehensive Income (OCI) and fair value through profit and loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit and loss with the irrevocable option at inception to present changes in fair value in OCI but not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit and loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and the hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually uses for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. The Company is currently assessing IFRS 9’s full impact.

IFRS15 “Revenue recognition” deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2017 and earlier application is permitted, subject to EU adoption. The Company is currently assessing the impact of IFRS 15.

Revenue recognition

The Company follows the principles of IAS 18, “Revenue”, in determining appropriate revenue recognition policies. In principle, therefore, revenue associated with the sale of goods is recognized when all of the following conditions have been satisfied:

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

License revenues:

Revenue from standard license products that are not modified to meet the specific requirements of each customer is recognized when all of the conditions relevant to revenue associated with the sale of goods have been satisfied:

•	the significant risks and rewards of ownership are transferred when a license arrangement has been agreed and the IP has been delivered to the customer;

•	continuing managerial involvement and effective control over licensed IP is relinquished at the point at which the IP is delivered to the customer;

•	the amount of revenue can be measured reliably; any consideration due under the licensing arrangement that is not deemed to be reliably measurable is deferred until it can be measured reliably; and

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

Many license agreements are for products which are designed to meet the specific requirements of each customer. Revenue from the sale of such licenses is recognized on a percentage-of-completion basis over the period from signing of the license to completion of ARM’s contractual obligations. Under the percentage-of-completion method, provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of such losses is determined. The percentage-of-completion is measured by monitoring progress using records of actual time incurred to date in the project compared with the total estimated project requirement, which approximates to the extent of performance. After project completion, provisions for additional post-delivery warranty work are recognized in research and development expenses.

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

Where agreements involve several components, the entire fee from such arrangements is allocated to each of the individual components based on each component’s fair value, where fair value is the selling price of an item when sold separately. Where a component in a multiple-component agreement has not previously been sold separately, the assessment of fair value for that component is based on other factors including, but not limited to, the price charged when it was sold alongside other items and the book price of the component relative to the book prices of the other components in the agreement. If fair value of one or more components in a multiple-component agreement is not determinable (where such component is not considered incidental to the overall arrangement), the entire arrangement fee is deferred until such fair value is determinable, or the component has been delivered to the licensee. Where, in substance, two or more components of a contract are linked and fair values cannot be allocated to the individual components, the revenue recognition criteria are applied to the components as if they were a single component.

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

Royalty revenues:

Royalty revenues are earned on sales by the Company’s customers of products containing ARM technology. Royalty revenues are recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of revenue can be reliably measured, which the Company considers to be receipt of notification from the customer of product sales. Notification is typically received in the quarter following shipment of the products by the customer.

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

For all types of revenue, if the amount of revenue recognized exceeds the amounts invoiced to customers, the excess amount is recorded as amounts recoverable on contracts within accounts receivable. The excess of amounts invoiced over revenue recognized is recorded as deferred revenue.

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

(b) Other intangible assets Computer software, purchased patents and licenses to use technology are capitalized at cost and amortized on a straight-line basis over an estimate of the time that the Company is expected to benefit from them. Costs that are directly attributable to the development of new business application software and that are incurred during the period prior to the date that the software is placed into operational use, are capitalized. External costs and internal costs are capitalized to the extent they enhance the future economic benefit of the asset acquired.

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

Order backlog is derecognized when it has been fully amortized.

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

Income taxes

The current income tax charge is calculated on the basis of tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates individual positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

From April 2013, the benefit of UK research and development is recognized under the UK’s Research and Development Expenditure Credit (RDEC) scheme. The benefit is recorded as income included in profit before tax, netted against research and development expenses as the RDEC is of the nature of a government grant.

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

In 2013, a decision to elect into the UK patent box regime was made. The UK patent box regime seeks to tax all profits attributable to patented technology at a reduced rate of 10%.  The rules are to be phased in over five years from April 1, 2013 – a company will be entitled to only 60% of the deduction in financial year 2013/14, rising to 100% by 2017/18. As ‘relevant’ patent box profits are taxed at 10% and other profits are taxed at UK statutory rates, deferred tax assets and liabilities are measured using the average rates expected to apply on realization or settlement.

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

Impairment of non-financial assets

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

The annual impairment tests in 2014 and 2013 showed there was no impairment with respect to goodwill. Furthermore, no trigger events have been identified that would suggest the impairment of any of the Company’s other intangible assets.

The Company considers at each reporting date whether there is any indication that financial assets are impaired. If there is such an indication, the Company carries out an impairment test by measuring the assets’ recoverable amounts, which are the higher of the assets’ fair values less costs to sell and their values-in-use. If the recoverable amounts are less than the carrying amounts an impairment loss is recognized, and the assets are written down to their recoverable amounts.

In the case of equity securities classified as AFS, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are permanently impaired. If any such evidence exists for AFS financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any permanent impairment loss on that financial asset previously recognized in the income statement – is recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed.

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

Segment reporting

The Company’s internal operational structure was re-organized on January 1, 2014, to create an organization that is more scalable and more accountable, and that offers a more integrated product portfolio. As at December 31, 2014, the Company’s internal organization and management structure reflect this change and this is the primary way in which the Chief Operating Decision Maker (CODM) is provided with financial information. The CODM assesses performance and allocates resources based on consolidated results of operations. As a result, the Company now has one reportable segment. The directors believe that the CODM is the Chief Executive Officer and the Executive Committee of the Company.

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

Share-based payments

The Company issues equity-settled share-based payments to certain employees. In accordance with IFRS 2, “Share-based payments,” equity-settled share-based payments are measured at fair value at the date of grant. Fair value is predominantly measured by use of the Black-Scholes pricing model. A Monte Carlo simulation is used for certain share awards that have market-based performance conditions. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of the number of shares that will eventually vest.

The Company operates Save As You Earn (SAYE) schemes in the United Kingdom and an Employee Share Purchase Plan (ESPP) in the US, India, Asia Pac countries and certain European countries. Options under the SAYE schemes are granted at a 20% discount to the market price of the underlying shares on the date of announcement of the scheme and at a 15% discount to the lower of the market prices at the beginning and end of the scheme for the ESPP. The UK SAYE schemes are approved by the UK tax authorities, which stipulates that the saving period must be at least 36 months. The Company has recognized a compensation charge in respect of the SAYE plans and ESPPs. The charges for these are calculated as detailed above.

The Company also has a LTIP on which it is also required to recognize a compensation charge under IFRS 2, calculated as detailed above.

The share-based payments charge is allocated to cost of sales, research and development expenses, sales and marketing expenses, and general and administrative expenses on the basis of headcount.

Employer’s taxes on share options

Employer’s National Insurance in the UK and equivalent taxes in other jurisdictions are payable on the exercise of certain share options and vesting of share awards. In accordance with IFRS2, this is treated as a cash-settled transaction. A provision is made, calculated using the intrinsic value of the relevant options and awards at the balance sheet date, pro-rated over the vesting period of the options and awards.

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

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Company had two categories of dilutive potential ordinary shares during the year: those being share options granted to employees and directors where the exercise price is less than the average market price of the Company’s ordinary shares during the year and the awards and contingently issuable shares granted under the Company’s RSU, DAB plan, and LTIP schemes. As at 31 December 2014, no shares granted under the 2013 and 2014 LTIPs with market-based performance conditions were included since the current expectation is that these shares will not vest. Shares granted with EPS related performance conditions and those granted under the 2012 LTIP (for which the performance period is now concluded) have been included to the extent that it is expected that the shares will vest. Reconciliations of the earnings and weighted average number of shares used in the calculations are shown on the face of the consolidated income statement.

Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less. The carrying amount approximates to fair value because of the short-term maturity of these instruments.

Short- and long-term deposits and similar instruments

The Company considers all highly-liquid investments with original maturity dates of greater than three months and maturing in less than one year to be short-term deposits. Deposits with a maturity date of greater than one year from the balance sheet date are classified as long-term.

The Company has also placed money with certain banks in the form of Guaranteed Senior Secured Notes which have similar characteristics to term deposits and may be short- or long-term.

Accounts receivable

Accounts receivable are recognized initially at fair value. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables.

Accounts receivable are first assessed individually for impairment. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments (more than 90 days overdue) are considered indicators that the trade receivable may be impaired.Where there is no objective evidence of impairment for an individual receivable, it is included in a group of receivables with similar credit risk characteristics and these are collectively assessed for impairment.

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

Depreciation is calculated so as to write off the cost of property, plant and equipment, less their estimated residual values, which are adjusted, if appropriate, at each balance sheet date, on a straight-line basis over the expected useful economic lives of the assets concerned. The principal economic lives used for this purpose are:

Freehold buildings	25 years
Leasehold improvements	Five to ten years or term of lease, whichever is shorter
Computer equipment	Three to five years
Fixtures, fittings and motor vehicles	Three to five years

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

(b)      Loans and receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. “Accounts receivable”, “cash and cash equivalents” and “short- and long- term deposits and similar instruments” are classified as “Loans and receivables.” (See note 17).

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

Treasury shares

Where the Company purchases its own equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to the owners of the Company until the shares are cancelled or reissued. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to owners of the Company.

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

At December 31, 2013 and 2014, the Company had no significant concentrations of credit risk. The amount of exposure to any individual counterparty is subject to a limit, which is reassessed periodically by the directors.

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

Liquidity risk

The Company’s policy is to maintain balances of cash and cash equivalents and short- and long-term deposits and similar instruments, such that highly liquid resources exceed the Company’s projected cash outflows at all times. Surplus funds are placed on fixed- or floating-rate deposits depending on the prevailing economic climate at the time (with reference to forward interest rates) and also on the required maturity of the deposit (as driven by the expected timing of the Company’s cash receipts and payments over the short- to medium-term).

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

The Company’s strategy is to have a capital structure that takes into account opportunities to invest in long-term profitable growth, prevailing trading conditions and the desire to improve balance sheet efficiency over time. The Company introduced a dividend in 2004 which has grown each year since. Between 2005 and 2008, an ongoing share buyback program was in place whereby 16% of the issued share capital was bought back at an average price of £1.22. In 2014, the interim dividend was increased by 20% and the directors are proposing a 25% increase in the final dividend, reflecting the Board’s long-term confidence in the business. As well as continuing to grow the dividend, the Board has undertaken a limited share buyback program to maintain a flat share-count over time. During 2014, 7.9 million shares were repurchased for £66.9 million. The capital structure is continually monitored by the Company.

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

The fair value of accounts and other receivables, other current financial assets, cash and cash equivalents, short- and long-term deposits and similar instruments, and accounts and other payables approximate to their carrying amount.

2      Segmental reporting

The Company’s internal operational structure was re-organized on January 1, 2014, to create an organization that is more scalable and more accountable, and that offers a more integrated product portfolio. As at December 31, 2014, the Company’s internal organization and management structure reflect this change and this is the primary way in which the Chief Operating Decision Maker (CODM) is provided with financial information. The CODM assesses performance and allocates resources based on consolidated results of operations. As a result, the Company now has one reportable segment. The directors believe that the CODM is the Chief Executive Officer and the Executive Committee of the Company.

During the year ended December 31, 2014, no customer accounted for more than 10% of the Company’s total revenues (2013: one customer accounted for 12%).

Geographical information

The Company manages its business on a global basis. The operations are based in three main geographical areas. The United Kingdom is the home country of the parent company. The main operations are in the following principal territories:

•	Europe

•	United States

•	Asia Pacific

Analysis of revenue by destination*:

	2012 £ million	2013 £ million	2014 £ million
United States	215.9	280.3	321.8
Taiwan	69.2	99.4	133.7
PR China	71.2	90.0	114.5
South Korea	95.0	101.7	68.5
Japan	46.6	47.6	60.4
Singapore	9.2	24.6	18.5
Switzerland	14.0	24.8	17.9
Germany	15.4	13.4	12.3
Russia	2.2	0.5	11.3
Netherlands	15.8	8.5	8.1
Rest of Europe	16.8	19.2	21.9
Rest of Asia Pacific	4.4	3.6	4.7
Rest of North America	1.2	1.0	1.6
	576.9	714.6	795.2

*	Destination is defined as the location of the Company’s customers’ operations.

The Company’s revenue within the home country of the parent company amounted to £7.8 million, £4.9 million and £5.5 million for the years ended December 31, 2014, 2013 and 2012, respectively.

The Company’s exports from the United Kingdom were £778.9 million, £699.2 million and £560.3 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Analysis of revenue by origin:

	2012 £ million	2013 £ million	2014 £ million
Europe*	567.8	705.3	786.9
United States	9.1	9.3	8.3
	576.9	714.6	795.2

*	Includes the United Kingdom, which had total revenues of £786.7 million in 2014 (2013: £704.1 million, 2012: £565.8 million).

Analysis of revenue by revenue stream:

	2012 £ million	2013 £ million	2014 £ million
Royalties - Processors	264.4	317.5	326.0
Royalties – Physical IP	35.4	40.8	36.5
Licensing – Processors	181.1	244.4	309.1
Licensing – Physical IP	32.9	41.2	52.1
Software and tools	34.7	36.4	35.0
Services	28.4	34.3	36.5
	576.9	714.6	795.2

Analysis of non-current assets (excluding deferred tax assets, goodwill and other intangible assets):

	2012 £ million	2013 £ million	2014 £ million
Europe*	193.8	172.0	237.7
United States	5.2	7.2	23.4
Asia Pacific	3.1	5.0	5.2
	202.1	184.2	266.3

*
Includes the United Kingdom which had non-current assets (excluding deferred tax assets, goodwill and other intangible assets) of £235.5 million in 2014 (2013: £171.0 million, 2012: £192.8 million), of which long-term deposits accounted for £191.4 million (2013: £125.6 million, 2012: £141.3 million).

3 Key management compensation and directors’ emoluments

Key management compensation

The directors are of the opinion that the key management of the Company comprises the executive and non-executive directors of ARM Holdings plc together with the Executive Committee (comprising all directors of ARM Limited and certain senior management). These persons have authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly. At December 31, 2014, key management comprised 20 people (2013: 21).

The aggregate amounts of key management compensation are set out below:

	2012 £ million	2013 £ million	2014 £ million
Salaries and short-term employee benefits	8.9	9.5	6.9
Share-based payments	3.4	6.1	7.9
Post-employment benefits	0.2	0.2	0.4
	12.5	15.8	15.2

Directors’ emoluments

The aggregate emoluments of the directors of the Company are set out below:

	2012 £ million	2013 £ million	2014 £ million
Aggregate emoluments in respect of qualifying services	4.9	3.8	2.8
Aggregate payments for pension-related benefits	0.2	0.2	0.2
Aggregate gains on exercise of share options	1.8	3.9	0.1
Aggregate amounts receivable in shares under the Deferred Annual Bonus Plan	11.5	12.9	2.5
Aggregate amounts receivable under the Long Term Incentive Plan	21.2	17.2	2.5
	39.6	38.0	8.1

4  Employee information

The average number of persons, including executive directors, employed by the Company during the year was:

	2012 Number	2013 Number	2014 Number
By activity
Research and development	1,581	1,803	2,173
Sales and marketing	367	425	481
General and administrative	313	370	418
	2,261	2,598	3,072

	2012 £ million	2013 £ million	2014 £ million
Staff costs (for the above persons)
Wages and salaries	161.5	185.4	203.6
Medical care costs	5.0	5.5	6.1
Share-based payments (note 21)	37.1	59.2	68.5
Social security costs	30.2	35.1	29.1
Movement on provision for social security costs on share awards	(6.1)	(1.4)	(2.4)
Other pension costs	8.0	8.7	11.5
	235.7	292.5	316.4

5  Profit before tax: analysis of expenses by nature

The following items have been charged/(credited) to the income statement in arriving at profit before tax:

	2012 £ million	2013 £ million	2014 £ million
Staff costs, including share-based payments (note 4)	235.7	292.5	316.4
Cost of inventories recognized as an expense	3.2	2.8	3.8
Depreciation of property, plant and equipment – owned assets (note 12)	9.5	11.6	14.1
Depreciation of property, plant and equipment – under finance leases (note 12)	1.3	2.8	5.0
Amortization of other intangible assets (note 14)
Cost of revenues	0.3	0.3	0.3
Research and development expenses	2.3	6.9	7.5
Sales and marketing expenses	0.9	0.6	0.2
General and administrative expenses	3.1	5.8	8.5
Government grants – research and development expenditure credit	—	(5.8)	(8.8)
Exceptional items (note 6)
Impairment of current AFS asset	—	59.5	—
IP indemnity and similar charges	—	41.8	—
Impairment of non-current AFS financial assets (note 11)	1.4	6.8	1.0
Profit on disposal of AFS financial assets	(0.8)	(3.3)	(0.3)
Other operating lease rentals payable:
Plant and machinery	24.0	26.2	26.0
Property	7.6	8.7	11.3
Accounts receivables impairment (including movement in provision) (note 9)	0.4	4.0	0.3
Fair value movement on embedded derivatives	3.7	4.5	(9.6)
Other foreign exchange (gains)/losses	(1.9)	(3.3)	6.8

Services provided by the Company’s auditor and its associates

During the year the Company (including its overseas subsidiaries) obtained the following services from the Company’s auditor and its associates:

	2012 £ million	2013 £ million	2014 £ million
Fees payable to the Company’s auditor and its associates for the audit of the Company and consolidated financial statements	0.3	0.3	0.3
Fees payable to the Company’s auditor and its associates for other services:
The audit of the Company’s subsidiaries	0.2	0.2	0.2
Audit related assurance services (services pursuant to Section 404 of the Sarbanes-Oxley Act)	0.3	0.3	0.4
Other assurance services	0.1	0.1	—
Statutory audit, financial reporting and other related services	0.9	0.9	0.9
Tax advisory services	0.2	0.1	0.1
Tax compliance services	0.1	—	—
All other non-audit services*	0.1	0.1	0.1
	1.3	1.1	1.1

*     All other non-audit services includes the provision of advice relating to the Company’s procurement model in 2014 and fees for the performance of royalty audits in 2013.

6      Exceptional items

IP indemnity and similar charges

During 2013, the Company incurred indemnification costs amounting to $18.0 million. Further in relation to legal proceedings regarding the same patent portfolio, for a consideration of $45.4 million, the Group entered into a license agreement with a third party covering patents being asserted against ARM technology in litigation between the patentee and a number of licensees of ARM technology. The license was entered into in full and final settlement of any indemnity claims with respect to the asserted patents and will prevent any future assertion of the patents against ARM technology. Total indemnification, settlement and license costs of $63.4 million (£41.8 million) were expensed as an exceptional item in 2013, resulting in a tax deduction in current tax of £9.7 million.

Impairment of available for sale financial assets (current)

During 2013, the Company has participated in a consortium, via a trust, to acquire certain patent rights. These rights were not subject to actual or threatened legal proceedings. Of the Company’s total contribution to the consortium, $100.5 million was classified within current AFS financial assets (£60.7 million after translation at  December 31, 2013 exchange rates) and $67 million, the residual, was classified within other intangible assets (£37.4 million after amortization to December 31, 2013). The AFS financial asset represented ARM’s right to receive cash from the Company's financial interest in the consortium as it was anticipated that a program of licensing the patents to third parties would be undertaken by the trust. The other intangible asset consists of IP rights that are being amortized over a period of eight and a half years from March 2013, being the average remaining life of the underlying patent portfolio.

In Q4 2013, the trust made a strategic decision not to pursue a licensing program and the portfolio was instead put up for sale by auction. The Company acquired the Patents in January 2014 for $4.0 million (£2.4 million) which have been accounted for as an additional intangible asset.  As there was no longer an expectation of any future cash flows with respect to licensing of the patents by the trust at December 31, 2013, the AFS financial asset was impaired down to the value of the Company’s share of the auction proceeds, giving rise to a non-cash exceptional charge in 2013 of $98.5 million (£59.5 million).  As disclosed in note 7, a deferred tax asset was not recognized in relation to this exceptional item, increasing the current tax charge by £18.3 million in 2013.

There were no exceptional items in 2014.

  7 Tax

Analysis of charge in the year:

	2012 £ million	2013 £ million	2014 £ million
Current tax:
Current tax on profits for the year	47.5	56.5	54.5
Adjustments in respect of prior years	(0.5)	(0.2)	(1.0)
Total current tax	47.0	56.3	53.5
Deferred tax:
Origination and reversal of temporary differences	11.8	(4.1)	8.6
Adjustment in respect of prior years	—	—	(1.0)
Impact of change in the UK statutory tax rate	1.5	0.1	—
Impact of change due to UK patent box regime	—	5.5	—
Total deferred tax	13.3	1.5	7.6
Income tax expense	60.3	57.8	61.1

Analysis of tax on items charged to equity:

	2012 £ million	2013 £ million	2014 £ million
Deferred tax charge on outstanding share options and awards	9.7	4.8	10.6
Current tax benefit on share options and awards	(27.4)	(27.0)	(10.9)
Deferred tax (credit)/charge on AFS financial assets	(0.1)	—	1.1

The tax charge for the year was different from the standard rate of corporation tax in the UK as explained below:

	2012 £ million	2013 £ million	2014 £ million
Profit before tax	221.0	162.6	316.5
Profit before tax at the corporation tax rate of 21.5% (2013: 23.25%, 2012: 24.5%)	54.2	37.8	68.1
Effects of:
Adjustments tax in respect of prior years	(0.5)	(0.2)	(2.0)
Adjustments in respect of foreign tax rates	5.0	4.1	6.3
Research and development tax credits	(5.5)	(6.6)	(3.7)
Current impact of the UK patent box regime	—	(4.8)	(15.9)
Remeasurement of deferred tax assets due to reduction in UK statutory tax rates	1.5	0.1	—
Remeasurement of deferred tax assets due to the UK patent box regime	—	5.5	—
U.S. deferred tax assets not recognized*	3.4	17.5	0.9
Foreign withholding tax**	1.0	3.0	(2.5)
Impact of share-based payments	0.3	(1.5)	5.2
Other***	0.9	2.9	4.7
Total taxation	60.3	57.8	61.1

*	2014 amount includes California R&D tax credits not recognized as future California tax is not expected to absorb all of the tax benefit.

**	Includes a repayment of Taiwanese withholding taxes.

***	Includes expenditure disallowable for tax purposes and potential additional tax payable on income.

Deferred tax

Deferred tax is calculated in full on temporary differences under the liability method using the tax rate relevant to each tax jurisdiction.

The movement on the deferred tax account is shown below:

	2012 £ million	2013 £ million	2014 £ million
At January 1	105.9	70.1	65.2
Amount acquired with subsidiary undertaking	—	(1.2)	(0.4)
Income statement charge	(13.3)	(1.5)	(7.6)
Adjustment in respect of share-based payments	(9.7)	(4.8)	(10.6)
Movement (to)/from current tax assets	(11.6)	3.0	9.3
Exchange differences	(1.3)	(0.4)	0.7
Revaluation of AFS financial assets	0.1	—	(1.1)
At December 31	70.1	65.2	55.5

Deferred tax assets have been partially recognized in respect of tax losses and other temporary differences giving rise to deferred tax assets because it is not probable that the unrecognized portion of these assets will be recovered.

The amount of deferred tax assets unrecognized at December 31, 2014 was £5.8 million (2013: £23.2 million, 2012: £4.4 million). The unrecognized deferred tax assets relate to historic losses of acquired subsidiaries and California research and development tax credits. The losses may remain unutilized due to restrictions imposed by local tax legislation and availability of relevant future profits.

No deferred tax has been recognized in respect of a further £43.1 million (2013: £33.2 million, 2012: £35.0 million) of unremitted earnings of overseas subsidiaries because the Company is in a position to control the timing of the reversal of the differences and either it is possible that such differences will not reverse in the foreseeable future or no tax is payable on the reversal.

During 2014, the UK Government announced that a new Patent Box regime based on the newly adopted modified nexus approach will be introduced for IP assets submitted after June 30, 2016. UK taxpayers that have already submitted assets under the current form of the Patent Box will be allowed to continue to claim benefit through the current regime until June 30, 2021 for those assets. If these taxpayers also submit assets post June 30, 2016 then the benefits relating to these assets will be claimed under the new regime. Such taxpayers will operate under both regimes until June 30, 2021 when all benefits claimed through the Patent Box will be through the modified nexus approach. These changes have not been enacted at the balance sheet date and therefore are not taken into account in the measurement of deferred tax.

The movements in deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction as permitted by IAS 12) during the year are shown below. Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the balances net.

Deferred tax assets

	Amounts relating to share-based payments £ million	Temporary differences relating to fixed assets £ million	Tax losses and R&D tax credits carried forward £ million	Temporary differences relating to liabilities £ million	Other £ million	Total £ million
At January 1, 2014	32.8	3.9	22.1	8.0	0.9	67.7
Movement from current tax assets	—	—	9.3	—	—	9.3
Income statement credit/(charge)	2.1	(2.2)	(6.2)	0.1	(0.9)	(7.1)
Movement on deferred tax arising on outstanding share options and awards	(10.6)	—	—	—	—	(10.6)
Exchange differences	—	—	0.7	—	—	0.7
At December 31, 2014 (prior to offsetting)	24.3	1.7	25.9	8.1	—	60.0
Offsetting of deferred tax liabilities						(4.1)
At December 31, 2014 (after offsetting)						55.9
At January 1, 2013	43.5	2.6	15.1	9.5	0.6	71.3
Amount acquired with subsidiary undertaking	—	—	0.5	—	—	0.5
Movement from current tax assets	—	—	3.0	—	—	3.0
Income statement credit/(charge)	0.8	1.3	(2.8)	(1.5)	0.3	(1.9)
Movement on deferred tax arising on outstanding share options and awards	(4.8)	—	—	—	—	(4.8)
Unutilized current year share option deductions	(6.7)	—	6.7	—	—	—
Exchange differences	—	—	(0.4)	—	—	(0.4)
At December 31, 2013 (prior to offsetting)	32.8	3.9	22.1	8.0	0.9	67.7
Offsetting of deferred tax liabilities						(2.4)
At December 31, 2013 (after offsetting)						65.3

The deferred tax asset to be recovered after more than one year is £32.0 million (2013: £35.2 million)

Deferred tax liabilities

	Amounts relating to intangible assets arising on acquisition £ million	Temporary difference on AFS financial assets £ million	Other £ million	Total £ million
At January 1, 2014	2.5	—	—	2.5
Amount acquired with subsidiary undertaking	0.4	—	—	0.4
Income statement charge	0.2	—	0.3	0.5
Movement through reserves	—	1.1	—	1.1
At December 31, 2014 (prior to offsetting)	3.1	1.1	0.3	4.5
Offsetting of deferred tax assets				(4.1)
At December 31, 2014 (after offsetting)				0.4
At January 1, 2013	1.1	—	0.1	1.2
Amount acquired with subsidiary undertaking	1.7	—	—	1.7
Movement in respect on amortization of intangible assets	(0.2)	—	—	(0.2)
Other short-term differences	(0.1)	—	(0.1)	(0.2)
At December 31, 2013 (prior to offsetting)	2.5	—	—	2.5
Offsetting of deferred tax assets				(2.4)
At December 31, 2013 (after offsetting)				0.1

The deferred tax liability due after more than one year prior to offsetting is £1.0 million (2013: £1.2 million, 2012: £0.8 million).

8  Dividends

	2012 £ million	2013 £ million	2014 £ million
Final 2011 paid at 2.09 pence per share	28.8	—	—
Interim 2012 paid at 1.67 pence per share	23.0	—	—
Final 2012 paid at 2.83 pence per share	—	39.5	—
Interim 2013 paid at 2.1 pence per share	—	29.4	—
Final 2013 paid at 3.6 pence per share	—	—	50.7
Interim 2014 paid at 2.52 pence per share	—	—	35.4
	51.8	68.9	86.1

In addition, the directors are proposing a final dividend in respect of the financial year ended December 31, 2014 of 4.5 pence per share, which will absorb an estimated £64 million of shareholders’ funds. Subject to approval at the 2015 AGM, it will be paid on May 15, 2015 to shareholders who are on the register of members on April 24, 2015.

9  Accounts receivable

	2013 £ million	2014 £ million
Trade debtors (including receivables from related parties – see note 25)	140.3	138.5
Less: Provision for impairment of trade debtors	(9.7)	(9.0)
Trade debtors, net	130.6	129.5
Amounts recoverable on contracts	5.6	9.1
Current accounts receivable	136.2	138.6

Movements in the Company’s provision for impairment of trade debtors are as follows:

	2012 £ million	2013 £ million	2014 £ million
At January 1	(1.7)	(2.4)	(9.7)
Charge to income statement	(0.4)	(4.0)	(0.3)
Utilized/(Reclassified from deferred income)	(0.4)	(3.5)	1.1
Foreign exchange	0.1	0.2	(0.1)
At December 31	(2.4)	(9.7)	(9.0)

See also note 17 for further disclosure regarding the credit quality of the Company’s gross trade debtors.

10 Prepaid expenses and other assets

	2013 £ million	2014 £ million
Other receivables	18.1	19.3
Prepayments	21.7	23.9
Current prepaid expenses and other assets	39.8	43.2
Plus: non-current prepayments	1.6	1.7
Total prepaid expenses and other assets	41.4	44.9

11 Available-for-sale financial assets

Non-current available-for-sale financial assets	2013 £ million	2014 £ million
Net book value
At January 1	13.8	13.9
Additions	8.9	5.0
Revaluation recognized through other comprehensive income	—	5.4
Disposals	(1.7)	—
Foreign exchange translation	(0.3)	0.4
Impairment recognized through income statement (general and administrative expenses)	(6.8)	(1.0)
At December 31	13.9	23.7

Current available-for-sale financial assets	2013 £ million	2014 £ million
Net book value
At January 1	—	1.2
Additions	63.4	—
Disposals	—	(1.2)
Foreign exchange translation	(2.7)	—
Impairment recognized through income statement (as an exceptional item, see note 6)	(59.5)	—
At December 31	1.2	—

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

A permanent 10% fall in the underlying value of those unlisted companies in which the Company has invested and does not have independent valuation information (e.g. through the occurrence of transactions in the relevant entity’s equity instruments) as at December 31, 2014 would have reduced the Company’s post-tax profit by £1.5 million (2013: £1.1 million) and resulted in a £nil (2013: £nil) reduction in other components of equity.

The Company’s investments include the following companies:

•	Amantys Limited

•	Ambiq Micro Inc.

•	Cambridge Innovation Capital plc

•	Carbon Design Systems Inc.

•	Cyclos Semiconductor Inc.

•	Marmalade Technologies Ltd. (formerly Ideaworks 3D Limited)

•	Shanghai Walden Venture Capital Enterprise

•	Thunder Software Technology Co. Ltd.

•	Triad Semiconductor Inc.

At December 31, 2014 and 2013, the Company had no listed investments.

Available-for-sale financial assets include the following:

	2013 £ million	2014 £ million
Unlisted equity securities – UK	6.2	6.5
Unlisted equity securities – US	1.4	1.6
Unlisted equity securities – ROW	1.9	7.4
Convertible loan notes – UK	1.3	1.3
Convertible loan notes – US	3.1	6.9
Total non-current available-for-sale financial assets	13.9	23.7

Non-current available-for-sale financial assets are held in the following currencies:

	2013 £ million	2014 £ million
Sterling	9.5	15.5
US dollars	4.4	8.2
Total non-current available-for-sale financial assets	13.9	23.7

12 Property, plant and equipment

	Freehold buildings £ million	Leasehold improvements £ million	Computer equipment £ million	Fixtures, fittings and motor vehicles £ million	Assets in the course of construction £ million	Total £ million
Cost
At January 1, 2014	0.2	24.2	49.4	7.0	0.7	81.5
Additions	—	3.0	21.8	1.6	1.9	28.3
Acquisitions	—	—	0.1	0.2	—	0.3
Transfers	—	—	1.0	—	(1.0)	—
Reclassification*	—	—	—	—	(0.3)	(0.3)
Disposals	—	(7.8)	(3.6)	(0.6)	—	(12.0)
Exchange differences	—	0.6	1.8	—	(0.3)	2.1
At December 31, 2014	0.2	20.0	70.5	8.2	1.0	99.9
Accumulated depreciation
At January 1, 2014	0.1	14.5	28.9	4.4	—	47.9
Charge for the year	—	2.8	15.1	1.2	—	19.1
Acquisitions	—	—	0.1	0.1	—	0.2
Disposals	—	(7.7)	(3.3)	(0.6)	—	(11.6)
Exchange differences	—	0.2	0.6	0.1	—	0.9
At December 31, 2014	0.1	9.8	41.4	5.2	—	56.5
Net book value At December 31, 2014	0.1	10.2	29.1	3.0	1.0	43.4

	Freehold buildings £ million	Leasehold improvements £ million	Computer equipment £ million	Fixtures, fittings and motor vehicles £ million	Assets in the course of construction £ million	Total £ million
Cost
At January 1, 2013	0.2	23.1	48.8	6.4	3.5	82.0
Additions	—	2.5	8.1	1.8	2.6	15.0
Acquisitions	—	—	0.1	0.1	—	0.2
Transfers	—	0.9	2.3	—	(3.2)	—
Reclassification*	—	—	(3.2)	—	(1.7)	(4.9)
Disposals	—	(1.7)	(5.7)	(1.0)	(0.4)	(8.8)
Exchange differences	—	(0.6)	(1.0)	(0.3)	(0.1)	(2.0)
At December 31, 2013	0.2	24.2	49.4	7.0	0.7	81.5
Accumulated depreciation
At January 1, 2013	0.1	13.9	27.5	4.4	—	45.9
Charge for the year	—	2.3	11.0	1.1	—	14.4
Acquisitions	—	—	0.1	—	—	0.1
Reclassification*	—	—	(3.2)	—	—	(3.2)
Disposals	—	(1.5)	(5.7)	(1.0)	—	(8.2)
Exchange differences	—	(0.2)	(0.8)	(0.1)	—	(1.1)
At December 31, 2013	0.1	14.5	28.9	4.4	—	47.9
Net book value At December 31, 2013	0.1	9.7	20.5	2.6	0.7	33.6

Included within computer equipment are assets with net book value of £9.5 million (2013: £6.6 million) held under finance leases.

*Reclassification from property plant and equipment to intangible assets (software).

13 Goodwill

£ million
At January 1, 2013	519.4
Exchange differences	(9.9)
Acquisition – Sensinode (note 20)	6.4
Acquisition – Geomerics (note 20)	10.0
At December 31, 2013	525.9
Exchange differences	30.1
Acquisition – Duolog (note 20)	10.7
Acquisition – Offspark (note 20)	0.3
At December 31, 2014	567.0

The Company’s internal operational structure was re-organized on January 1, 2014, to create an organization that is more scalable and more accountable, and that offers a more integrated product portfolio. As a result, the Company has one reportable operating segment and now reviews the carrying value of its assets, including goodwill, at the operating segment level.

During the fourth quarter of 2014, the directors tested the Company’s balance of goodwill for impairment in accordance with IAS 36, “Impairment of assets.” The recoverable amount has been measured based on a value-in-use calculation.

The key assumptions in the value-in-use calculations were:

Period of projected cash flows The directors have used a ten-year forecast period with an assumed terminal growth rate after 2024 of 3% per annum. Given the long-term nature of the ARM licensing and royalty business model, it is considered appropriate to use a ten-year forecast period to assess the expected future cash flows to be generated from the assets under review.

Revenue growth Revenue growth assumptions are based on financial budgets and forecasts approved by senior management, taking into account typical semiconductor industry growth rates and ARM’s historical experience in the context of wider industry and economic conditions.

Operating margins Operating margins have been assumed to rise steadily over the period of the calculation.

Discount rate Future cash flows are discounted at a rate of 10% per annum post tax.

Conclusion The directors are confident that the amount of goodwill is appropriate and that the assumptions used in estimating its recoverable amount are appropriate. Whilst it is conceivable that a key assumption in the calculation could change, the directors believe that no reasonably foreseeable changes to key assumptions would result in an impairment of goodwill, such is the margin by which the estimated recoverable amount exceeds the carrying value.

14  Other intangible assets

	Computer software £ million	Patents and licenses £ million	In-process research and development £ million	Developed technology £ million	Existing agreements and customer relationships £ million	Core technology £ million	Trademarks and tradenames £ million	Total £ million
Cost
At January 1, 2014	19.4	100.9	5.8	46.7	52.8	16.5	4.4	246.5
Additions	2.6	5.1	—	—	—	—	—	7.7
Acquisitions	—	—	—	2.7	—	—	—	2.7
Reclassification*	0.3	—	—	—	—	—	—	0.3
Disposals	(1.7)	(6.9)	—	—	—	—	—	(8.6)
Exchange differences	0.1	—	0.4	0.9	2.4	1.0	0.3	5.1
At December 31, 2014	20.7	99.1	6.2	50.3	55.2	17.5	4.7	253.7
Accumulated amortization
At January 1, 2014	14.3	31.4	5.8	39.0	52.6	16.1	4.4	163.6
Charge for the year	3.0	11.0	—	1.9	0.2	0.4	—	16.5
Disposals	(1.9)	(6.9)	—	—	—	—	—	(8.8)
Exchange differences	0.1	—	0.4	1.0	2.4	1.0	0.3	5.2
At December 31, 2014	15.5	35.5	6.2	41.9	55.2	17.5	4.7	176.5
Net book value at December 31, 2014	5.2	63.6	—	8.4	—	—	—	77.2

	Computer software £ million	Patents and licenses £ million	In-process research and development £ million	Developed technology £ million	Existing agreements and customer relationships £ million	Core technology £ million	Trademarks and tradenames £ million	Order backlog £ million	Total £ million
Cost
At January 1, 2013	14.1	26.8	5.9	39.6	53.3	16.8	4.5	2.0	163.0
Additions	2.0	74.1	—	7.5	0.3	—	—	—	83.9
Reclassification*	4.9	—	—	—	—	—	—	—	4.9
Disposals and derecognitions	(1.5)	—	—	—	—	—	—	(2.0)	(3.5)
Exchange differences	(0.1)	—	(0.1)	(0.4)	(0.8)	(0.3)	(0.1)	—	(1.8)
At December 31, 2013	19.4	100.9	5.8	46.7	52.8	16.5	4.4	—	246.5
Accumulated amortization
At January 1, 2013	10.3	23.1	5.9	37.7	52.8	15.5	4.5	2.0	151.8
Charge for the year	2.3	8.3	—	1.5	0.6	0.9	—	—	13.6
Reclassification*	3.2	—	—	—	—	—	—	—	3.2
Disposals and derecognitions	(1.5)	—	—	—	—	—	—	(2.0)	(3.5)
Exchange differences	—	—	(0.1)	(0.2)	(0.8)	(0.3)	(0.1)	—	(1.5)
At December 31, 2013	14.3	31.4	5.8	39.0	52.6	16.1	4.4	—	163.6
Net book value at December 31, 2013	5.1	69.5	—	7.7	0.2	0.4	—	—	82.9

*Reclassification from property, plant and equipment to intangible assets (software).

The net book value of patents and licenses includes a patent license agreement for interconnect technology used in SoCs, with a carrying value of £14.2 million at December 31, 2014 (2013: £16.0 million) and a remaining useful life of 8 years, and IP rights acquired in the prior year (see note 6) with a carrying value of £32.5 million at December 31, 2014 (2013: £37.4 million) and a remaining useful life of 7 years.

15  Accrued and other liabilities

	2013 £ million	2014 £ million
Accruals
Provision for payroll taxes on share awards	15.1	12.8
Employee bonus and sales commissions	26.5	19.3
Other accruals (including £nil non-current (2013: £2.6 million))	40.0	37.3
Total Accruals	81.6	69.4
Other taxation and social security	4.4	4.7
Other payables	4.7	6.5
Total accrued and other liabilities	90.7	80.6

16.  Finance lease liabilities

	2013 £ million	2014 £ million
Gross finance lease liabilities – minimum lease payments:
Within one year	2.9	4.1
In the second to fifth years inclusive	1.5	2.6
Less: future finance charges	(0.2)	(0.2)
Present value of lease obligations	4.2	6.5
Amounts due for settlement within 12 months	2.7	3.9
Amounts due for settlement after 12 months	1.5	2.6
Present value of lease obligations	4.2	6.5

The Company has entered into three- and four- year finance lease arrangements in respect of certain IT equipment.

17  Financial instruments

(a)      Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below:

Financial assets

	Loans and receivables £ million	Assets at fair value through the income statement £ million	Available-for-sale £ million	Total £ million
At December 31, 2014
Cash and cash equivalents	54.1	—	—	54.1
Short-term deposits and similar instruments	620.8	—	—	620.8
Embedded derivatives	—	2.6	—	2.6
Accounts receivable (gross of impairment provision)	147.6	—	—	147.6
Total current financial assets	822.5	2.6	—	825.1
Long-term deposits and similar instruments	191.4	—	—	191.4
Loans and receivables	3.0	—	—	3.0
Available-for-sale financial assets - unlisted	—	—	23.7	23.7
Total non-current financial assets	194.4	—	23.7	218.1
Total financial assets	1,016.9	2.6	23.7	1,043.2
At December 31, 2013
Cash and cash equivalents	43.8	—	—	43.8
Short-term deposits	544.1	—	—	544.1
Currency exchange contracts	—	5.1	—	5.1
Accounts receivable (gross of impairment provision)	145.9	—	—	145.9
Available-for-sale financial assets - unlisted	—	—	1.2	1.2
Total current financial assets	733.8	5.1	1.2	740.1
Long-term deposits	125.6	—	—	125.6
Loans and receivables	3.0	—	—	3.0
Available-for-sale financial assets - unlisted	—	—	13.9	13.9
Total non-current financial assets	128.6	—	13.9	142.5
Total financial assets	862.4	5.1	15.1	882.6

Financial liabilities

	2013 £ million	2014 £ million
Liabilities at amortized cost at December 31:
Accounts payable	7.0	11.7
Accrued and other liabilities *	56.3	46.8
Finance lease liabilities	4.2	6.5
	67.5	65.0
Liabilities at fair value through the income statement at December 31:
Embedded derivatives	7.0	—
Fair value of currency exchange contracts	—	4.8
Total financial liabilities	74.5	69.8

*	Non-financial liabilities are excluded from the accrued and other liabilities balance as this analysis is required only for financial instruments

Valuation hierarchy

As at December 31, 2014, the Company’s financial instrument assets consisted of embedded derivatives (level 2) of £2.6 million (2013: liability of £7.0 million) and AFS financial assets (level 3) of £nil (current) (2013: £1.2 million current) and £23.7 million (non-current) (2013: £13.9 million non-current).

As at December 31, 2014, the Company’s financial instrument liabilities consisted of currency exchange contracts at fair value through the income statement (level 2) of £4.8 million (2013: asset of £5.1 million). The Company had no level 1 financial instruments as at December 31, 2014 (2013: £nil).

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

At December 31, 2013 the value of the current investment was based on the amount that was recoverable from an auction process which was held in January 2014.

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

	Less than six months	Between six months and one year	Between one year and two years	Over two years
	£ million	£ million	£ million	£ million
At December 31, 2014:
Accounts payable	11.7	—	—	—
Accrued and other liabilities	46.8	—	—	—
Finance lease liabilities	2.3	1.6	2.1	0.5
Fair value of currency exchange contracts	3.2	1.2	0.4	—
At December 31, 2013:
Accounts payable	7.0	—	—	—
Accrued and other liabilities	52.8	0.9	2.6	—
Finance lease liabilities	1.0	1.7	1.2	0.3
Embedded derivatives	2.4	1.6	2.2	0.8

The Company had no borrowings during 2013 and 2014.

Loans and receivables

During 2010 the Company invested £2.5 million in an interest-free charitable bond with Future Business. This was recognized in loans and receivables at its initial fair value of £1.9 million, measured using the effective interest method, which resulted in a charge of £0.6 million being recognized as interest payable and similar charges during 2010. In addition, during 2013, the Company invested a further £0.7 million with Future Business. The carrying value of the total loan amounted to £3.0 million at December 31, 2014 (2013: £3.0 million), with less than £0.1 million being recognized as interest receivable during 2014 (2013: £0.1 million).

Short-term deposits and similar instruments

The effective interest rate on short-term deposits and similar instruments outstanding at the year end was 1.29% (2013: 1.85%) and these deposits have an average maturity of 205 days (2013: 178 days).

Long-term deposits and similar instruments

The effective interest rate on long-term deposits and similar instruments outstanding at the year end was 1.61% (2013: 1.65%)  and these deposits have an average maturity of 576 days (2013: 531 days).

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

	Less than three months million	Over three months but less than six months million	Between six months and one year million	Greater than one year million
Foreign exchange forward contracts – held-for-trading at December 31, 2014
Outflow	$133.0	$28.0	$13.0	$—
Inflow	£83.6	£17.9	£8.4	£—
Foreign exchange options – held-for-trading at December 31, 2014
Outflow (maximum)	$59.1	$59.3	$88.5	$24.0
Inflow (maximum)	£37.3	£37.4	£56.6	£16.0
Foreign exchange forward contracts – held-for-trading at December 31, 2013
Outflow	$98.0	$13.0	$23.0	$9.0
Inflow	£60.9	£8.0	£14.7	£6.0
Foreign exchange options – held-for-trading at December 31, 2013
Outflow (maximum)	$41.0	$29.3	$26.2	—
Inflow (maximum)	£26.8	£19.4	£17.6	—

Fair value of currency exchange contracts

The fair value of currency exchange contracts is estimated using the forward rates. The estimation of the fair value of the liability in respect of currency exchange contracts was £4.8 million at December 31, 2014 (2013: asset of £5.1 million). The resulting gains and losses on the movement of the fair value of currency exchange contracts are recognized in the income statement under general and administrative expenses, amounting to a loss of £9.4 million (2013: gain of £3.4 million; 2012: gain of £8.3 million).

(b)     Credit quality of financial assets

Trade debtors

On a quarterly basis, all trade debtors more than three months overdue are considered for impairment on a line-by-line basis. Either a provision is made or the lack thereof is justified, with review by senior members of the Company’s finance team.

	2013 £ million	2014 £ million
Trade debtors (gross of impairment provision):
Not yet due	76.1	86.5
Under 90 days overdue	41.2	31.0
Over 90 days but not provided for	13.2	12.0
Fully provided for	9.8	9.0
Total	140.3	138.5

As shown above, at December 31, 2014 trade debtors less than 90 days overdue (excluding those amounts that are not yet due) amounted to £31.0 million. Of those outstanding at December 31, 2014, £22.1 million had been collected by February 16, 2015 and £8.3 million was owed by large, established customers. Similarly, debtors more than 90 days overdue and not provided for amounted to £12.0 million of which £4.2 million had been collected by February 16, 2015 and £3.1 million was owed by large, established customers. For the remainder, discussions regarding repayment are ongoing and repayment schedules have been agreed with the customers concerned. These will be monitored on a quarterly basis in accordance with the control outlined above. No further analysis has been provided here on the quality of these debts as they are not felt to pose a material threat to the Company’s future results.

As shown above, at December 31, 2014, trade debtors fully provided for amounted to £9.0 million (2013: £9.8 million). All of the trade debtors provided for at December 31, 2014 are over six months overdue  (2013: £4.0 million were up to six months overdue and £5.8 million were over six months overdue).

At December 31, 2014 and December 31, 2013, no individual customer accounted for over 10% of accounts receivable.

Credit Risk

Financial instrument counterparties are subject to pre-approval by the directors and such approval is limited to financial institutions with either a Moody’s rating of at least A2/P-1, a Fitch rating of at least A/F1, or UK building societies with over £2 billion in assets, except in certain jurisdictions where the cash holding concerned is immaterial. At December 31, 2014 and 2013, the majority of the Company’s cash and cash equivalents, short- and long-term deposits and similar instruments were deposited with major clearing banks and building societies in the UK and US in the form of money market deposits and corporate bonds for varying periods of up to three years. At December 31, 2014, 99% (2013: 98%) of the Company’s cash and cash equivalents, and short- and long-term deposits and similar instruments were deposited with major clearing banks and building societies fulfilling these criteria

Interest rate risk

At December 31, 2014, the Company had £873.1 million (2013: £713.7 million) of interest-bearing assets. At December 31, 2014, 93% (2013: 93%) of interest-bearing assets (comprising cash and cash equivalents, short- and long-term deposits and similar instruments, loans and receivables, and the Company’s convertible loan notes) are at fixed rates and are therefore exposed to fair value interest rate risk. Had interest rates been 1% (100 basis points) lower throughout the year, interest receivable would have reduced by approximately £7.3 million (2013: £5.8 million) and profit after tax by £5.8 million (2013: £4.6 million).

Currency risk

At December 31, 2014, the Company had outstanding currency exchange contracts to sell $174 million (2013: $143 million) for sterling. In addition, the Company utilizes option instruments which have various provisions that, depending on the spot rate at maturity, give either the Company or the counterparty the option to exercise. At December 31, 2014, the Company had outstanding currency options under which the Company may, under certain circumstances, be required to sell up to $231 million (2013: $97 million) for sterling. A common scenario with options of this type is that the spot price at expiry is such that neither the Company nor the counterparty chooses to exercise the option. At December 31, 2014, the Company had $212 million (2013: $230 million) of accounts receivable denominated in US dollars at that date, and US dollar cash and cash equivalents, and short-term deposits of $41 million (2013: $14 million). Thus the Company’s US dollar assets were less than its currency exchange contracts and currency options outstanding at the year end. Management assesses the volume and timing of currency exchange contracts taking into consideration both the current and expected future level of US dollar assets. Based on the predictable nature of the Company’s cash flows, the Company typically has a greater value of currency exchange contracts outstanding than US dollar assets held.

At December 31, 2014, if sterling had strengthened by 10% against foreign currencies with all other variables held constant, post-tax profit for the year would have been £4.0 million lower (2013: £9.5 million lower), mainly as a result of the mix of financial instruments at respective year ends.

18  Share capital

Authorized	2013 £ million	2014 £ million
2,200,000,000 ordinary shares of 0.05 pence each (2013: 2,200,000,000)	1.1	1.1

	2013		2014
	Number of shares (millions)	Value £ million	Number of shares (millions)	Value £ million
Issued and fully paid
At January 1	1,380.8	0.7	1,400.3	0.7
Alloted under employee incentive schemes	19.5	—	11.9	—
December 31	1,400.3	0.7	1,412.2	0.7

During 2014, the aggregate consideration received on issue of new share capital allotted under employee incentive schemes was £6.8 million (2013: £5.9 million).

19  Own shares held

Treasury stock £ million
At January 1	—
Purchase of own shares	66.9
December 31	66.9

During the year £66.9 million (2013: £nil) of shares were repurchased, representing 7.9 million (2013: nil) shares. At December 31, 2014, all of these shares were held as treasury stock. Own shares held have a nominal value of 0.05 pence and in total represent 0.6% of called-up share capital.

20  Acquisitions

Two acquisitions were made in 2014: Duolog Holdings Limited, acquired on May 27, 2014 for €13.9 million (£11.4 million), and Offspark BV, acquired on November 14, 2014 for €1.5 million (£1.2 million). The Company acquired the entire share capital of both entities, which have been accounted for as acquisitions.

Duolog, a company based in Ireland and Hungary, is a leader in design configuration and integration technology for the semiconductor industry. The acquisition strengthens the Company’s IP configuration and integration capability, helping ARM Partners design and deploy system IP and manage increasing SoC integration complexity.

Offspark BV, a company based in the Netherlands, is a company providing specialized services in the field of digital security focusing on online security, secure hardware and software and (practical) cryptography.

For the above reasons, combined with the ability to hire the workforce of the companies, including the founders and the management team, the Company paid a premium for both companies, giving rise to goodwill. All intangible assets were recognized at their fair values, with the residual excess over net assets being recognized as goodwill.

The following table summarizes the consideration and provisional fair values of the assets acquired and liabilities assumed at the date of each acquisition.

	Duolog May 27, 2014		Offspark November 14, 2013
	£ million	€ million	£ million	€ million
Cash, accounts receivable, other current assets and property, plant and equipment	1.2	1.6	0.1	0.2
Intangible assets	1.7	2.0	1.0	1.2
Accrued and other liabilities	(0.8)	(1.0)	—	—
Loans payable	(1.2)	(1.5)	—	—
Deferred tax liabilities (net)	(0.2)	(0.3)	(0.2)	(0.3)
Net assets acquired	0.7	0.8	0.9	1.1
Goodwill	10.7	13.1	0.3	0.4
Consideration	11.4	13.9	1.2	1.5

The consideration for both acquisitions was paid in cash. All transaction expenses incurred by the Company have been charged to the income statement within general and administrative expenses.

From May 27, 2014 to December 31, 2014, the acquisition of Duolog contributed £1.3 million in revenue and incurred a loss of £0.7 million. If Duolog had been consolidated from January 1, 2014, the consolidated income statement would have included £3.1 million of revenue and £0.5 million of pre-tax loss. The trading results of Offspark would have had no significant impact on the results of the Company.

There were two acquisitions made in 2013: Sensinode Oy, acquired on July 19, 2013 for $11.7 million (£7.7 million), and Geomerics Limited, acquired on December 12, 2013 for £12.3 million. The Company acquired the entire share capital of both entities, which have been accounted for as acquisitions.

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

	Sensinode July 19, 2013		Geomerics December 12, 2013
	£ million	$ million	£ million
Cash, accounts receivable, other current assets and property, plant and equipment	0.3	0.5	0.2
Intangible assets	2.8	4.3	5.0
Accrued and other liabilities	(0.5)	(0.8)	(1.9)
Loans payable	(1.1)	(1.6)	—
Deferred tax liabilities (net)	(0.2)	(0.3)	(1.0)
Net assets acquired	1.3	2.1	2.3
Goodwill	6.4	9.6	10.0
Consideration	7.7	11.7	12.3

The consideration for both acquisitions was paid in cash.  All transaction expenses incurred by the Company have been charged to the income statement within general and administrative expenses.

Other

During 2014 the Company made a payment of £1.8 million (2013: £2.0 million) in respect of time-based and performance bonuses due as a result of the acquisition of Obsidian Software Inc in 2011. The Company also made payments of £1.4 million (2013: £0.6 million) in respect of time-based and performance bonuses due as a result of the acquisition of Prolific Inc in 2011 as well as payments of £0.3 million (2013: £nil) in respect of time-based bonuses due as a result of the acquisition of Sensinode in 2013.There were no acquisitions in 2012.

21  Share-based payments

Since 2006, the Company has issued RSUs to employees, which are actual share awards on vesting rather than options to buy shares at a fixed exercise price.

The main RSU awards (to employees in all jurisdictions other than France) vest 25% on each anniversary over four years. RSU awards to our French employees vest 50% after two years, and then a further 25% after three and four years.

Additionally, the Company operates a DAB plan. Under the DAB plan, which is for directors and selected senior management within the Group, participants are required to defer 50% of any related annual bonus into shares on a compulsory basis. These shares will be deferred for three years, and then a matching award will be made depending on the achievement of an EPS performance condition over that time. This scheme was replaced after the February 2014 grant with a cash-only bonus. For details of the new scheme, see “Board Practices - Remuneration Policy”

The Company also operates the LTIP, also for directors and selected senior management, whereby share awards are made and vest depending on the Company’s TSR performance and EPS performance over the three-year performance period. Grants were made for the last time under this scheme in February 2013 and it was replaced by a new LTIP for 2014 grants onwards.

The Company also offers SAYE schemes for UK employees and executive directors of the Company. The number of options granted is related to the value of savings made by the employee. The period of savings is three or five years. The option price for grants is set at 80% of the market share price prior to the announcement of the grant, and the right to exercise normally only arises for a six-month period once the savings have been completed. The Company also operates a savings-related option scheme for employees in the US, India, Asia Pac countries and certain European countries, namely the ESPP. The number of options granted is related to the value of savings made by the employee. The period of savings is six months, with the option price being at 85% of the lower of the market share price at the beginning and end of the scheme.

The Company has in the past issued share options under several additional schemes, whereby shares in the Company can be granted to employees and directors. Options are granted with a fixed exercise price equal to the market price of the shares under option at the date of grant. These schemes are the UK Inland Revenue Executive Approved Share Option Plan (the “Executive Scheme”), the Unapproved Scheme (the “Unapproved Scheme”), the French Scheme and various schemes that the Company assumed on the acquisition of Artisan in 2004. Share options in these schemes are no longer granted, although the Company reserves the right to award options to employees going forward. Shares relating to these schemes have all vested in prior years and therefore there is no share-based payment charge associated with them for 2012, 2013 or 2014. All shares issued under these schemes have either lapsed or been exercised as at December 31, 2014.

As disclosed in note 4, staff expenses arising from these share-based compensation schemes of £68.5 million (2013: £59.2 million; 2012: £37.1 million) were charged to the income statement in the year. This is in line with the Company’s policies for recognition and measurement of the costs associated with these remuneration schemes as outlined in note 1b.

The fair value of options granted was estimated on the date of grant using the Black-Scholes option pricing model, except for the ESPP whose fair value is the intrinsic value of the award at the date of vest. The following assumptions for each option grant during 2012, 2013 and 2014 were as follows:

Grant date	Jun 23, 2014	Apr 30, 2014	Oct 31, 2014	Feb 16, 2013	Jun 23, 2013
Scheme	SAYE	ESPP	ESPP	ESPP	SAYE
Share price at grant date	£8.89	£9.095	£8.385	£9.25	£7.725
Exercise price	£7.344	£7.73	£7.13	4.964	7.9616
Number of employees	520	684	892	391	350
Shares under option	651,142	280,996	361,083	330,676	210,605
Vesting period (years)	3-5	—	—	—	3-5
Expected volatility	33%-35%	—	—	—	37%-40%
Expected life (years)	3-5	—	—	—	3-5
Risk-free rate	0.5%	—	—	—	0.5%
Dividend yield	0.64%	—	—	—	0.58%
Fair value per option	£2.630-£3.180	£1.365	£1.258	£4.286	£1.828-2.510

Grant date	Apr 30, 2013	Oct 31, 2013	Feb 16, 2012	Jun 23, 2012	Aug 16, 2012
Scheme	ESPP	ESPP	ESPP	SAYE	ESPP
Share price at grant date	£9.96	£9.94	£5.905	£5.06	£5.74
Exercise price	5.6525	8.449	4.42	3.916	4.876
Number of employees	151	605	373	490	372
Shares under option	35,386	228,335	333,464	720,922	306,497
Vesting period (years)	—	—	—	3-5	—
Expected volatility	—	—	—	38%-43%	—
Expected life (years)	—	—	—	3-5	—
Risk-free rate	—	—	—	0.5%	—
Dividend yield	—	—	—	0.69%	—
Fair value per option	£4.3075	£1.491	£1.485	£1.728-2.175	£0.864

The fair value of RSUs and DAB awards granted was estimated on the date of grant using the Black-Scholes option pricing model. As all are share awards with no exercise price, all awards have been deemed to have an exercise price of £0.0000001 in the Black-Scholes model. The fair value of LTIP awards granted in 2013 and those granted in 2014 with non-market-based performance conditions (i.e. based on EPS performance) have also been estimated using the Black-Scholes option pricing model.

For LTIP awards with market-based performance conditions issued in 2014 the fair value was based upon Monte-Carlo simulation of the performance of the comparator companies in the FTSE 350 and the FTSE All World Technology Index (AWTI). The Monte Carlo simulation incorporates a range of other assumptions based on the TSR comparator companies; the assumptions given below relate to the Company.

The following assumptions for each grant during 2014, 2013 and 2012 were as follows:

Black-Scholes assumptions:

Grant date	Feb 8, 2014	Feb 8, 2014	Feb 8, 2014	Feb 8, 2014
Scheme	DAB	RSU	French RSU	LTIP (EPS)
Share price at grant date	£8.96	£8.96	£8.96	£8.96
Number of employees	54	2,625	114	59
Shares awarded	509,078	4,455,185	165,927	745,615
Vesting period (years)	3	1-4	2-4	3
Expected volatility	35%	31%-36%	31%-36%	35%
Expected life (years)	3	1-4	2-4	3-5
Risk-free rate	0.5%	0.5%	0.5%	0.5%
Dividend yield	0.64%	0.64%	0.64%	0.64%
Fair value per option	£8.791	£8.735-8.903	£8.735-8.847	£8.791

Grant date	May 8, 2014	May 8, 2014	Aug 13, 2014	Aug 13, 2014
Scheme	RSU	French RSU	RSU	French RSU
Share price at grant date	£8.715	£8.715	£8.95	£8.95
Number of employees	149	6	170	2
Shares awarded	391,556	7,089	380,617	6,882
Vesting period (years)	1-4	2-4	1-4	2-4
Expected volatility	31%-36%	31%-36%	29%-35%	30%-35%
Expected life (years)	1-4	2-4	1-4	2-4
Risk-free rate	0.5%	0.5%	0.5%	0.5%
Dividend yield	0.65%	0.65%	0.68%	0.68%
Fair value per option	£8.490-8.658	£8.490-8.602	£8.709-8.889	£8.709-8.828
Grant date	Nov 12, 2014	Nov 12, 2014
Scheme	RSU	French RSU
Share price at grant date	£8.745	£8.745
Number of employees	333	2
Shares awarded	755,115	2,092
Vesting period (years)	1-4	2-4
Expected volatility	29%-34%	30%-34%
Expected life (years)	1-4	2-4
Risk-free rate	0.5%	0.5%
Dividend yield	0.70%	0.70%
Fair value per option	£8.504-8.684	£8.504-8.623

Monte Carlo model assumptions:

Grant date	Feb 8, 2014	Feb 8, 2014
Scheme	LTIP (FTSE 350)	LTIP (FTSE AWTI)
Share price at grant date	£8.96	£8.96
Number of employees	59	59
Shares awarded	372,793	372,793
Vesting period (years)	3	3
Expected volatility	35%	35%
Expected life (years)	3-5	3-5
Risk-free rate	1.0%	1.0%
Dividend yield	0%	0%
Fair value per option	£6.952	£7.560

Grant date	Feb 8, 2013	Feb 8, 2013	Feb 8, 2013	Feb 8, 2013
Scheme	DAB	RSU	French RSU	LTIP
Share price at grant date	£9.245	£9.245	£9.245	£9.245
Number of employees	53	2,207	93	55
Shares awarded	466,174	7,686,539	286,900	742,469
Vesting period (years)	3	1-4	2-4	3
Expected volatility	37%	30%-37%	35%-37%	37%
Expected life (years)	3	1-4	2-4	3
Risk-free rate	0.5%	0.5%	0.5%	0.5%
Dividend yield	0.49%	0.49%	0.49%	0.49%
Fair value per option	£9.111	£9.067-9.200	£9.067-9.155	£9.111

Grant date	May 8, 2013	May 8, 2013	Aug 13, 2013	Aug 13, 2013
Scheme	RSU	French RSU	RSU	French RSU
Share price at grant date	£10.46	£10.46	£8.89	£8.89
Number of employees	102	3	134	4
Shares awarded	258,224	6,645	318,934	6,347
Vesting period (years)	1-4	2-4	1-4	2-4
Expected volatility	30%-38%	34%-38%	31%-36%	32%-36%
Expected life (years)	1-4	2-4	1-4	2-4
Risk-free rate	0.5%	0.5%	0.5%	0.5%
Dividend yield	0.43%	0.43%	0.55%	0.55%
Fair value per option	£10.282-10.415	££10.282-10.37	£8.69-8.836	£8.69-8.787
Grant date	Aug 13, 2013	Nov 12, 2013	Nov 12, 2013
Scheme	LTIP	RSU	French RSU
Share price at grant date	£8.89	£9.495	£9.495
Number of employees	1	252	9
Shares awarded	11,280	494,746	16,478
Vesting period (years)	3	1-4	2-4
Expected volatility	36%	31%-36%	31%-36%
Expected life (years)	3	1-4	2-4
Risk-free rate	0.5%	0.5%	0.5%
Dividend yield	0.55%	0.52%	0.52%
Fair value per option	£8.738	£9.30-9.446	£9.30-9.397

Grant date	Feb 8, 2012	Feb 8, 2012	Feb 8, 2012	Feb 8, 2012	May 8, 2012
Scheme	DAB	RSU	French RSU	LTIP	RSU
Share price at grant date	£5.68	£5.68	£5.68	£5.68	£5.07
Number of employees	50	1,918	91	54	108
Shares awarded	850,741	3,012,604	128,067	1,102,625	159,720
Vesting period (years)	—	1-4	2-4	3	1-4
Expected volatility	39%	34%-45%	39-45%	39%	37-42%
Expected life (years)	3	1-4	2-4	3	1-4
Risk-free rate	0.5%	0.5%	0.5%	0.5%	0.5%
Dividend yield	0.61%	0.61%	0.61%	0.61%	0.69%
Fair value per share	£5.577	£5.542-5.671	£5.542-5.611	£5.577	£4.933-5.035

Grant date	May 8, 2012	Aug 13, 2012	Aug 13, 2012	Nov 12, 2012	Nov 12, 2012
Scheme	French RSU	RSU	French RSU	RSU	French RSU
Share price at grant date	£5.07	£5.74	£5.74	£7.125	£7.125
Number of employees	4	126	1	159	3
Shares awarded	4,230	213,201	960	275,270	2,490
Vesting period (years)	2-4	1-4	2-4	1-4	2-4
Expected volatility	38-42%	35-41%	38-41%	31-40%	38-40%
Expected life (years)	2-4	1-4	2-4	1-4	2-4
Risk-free rate	0.5%	0.5%	0.5%	0.5%	0.5%
Dividend yield	0.69%	0.66%	0.66%	0.53%	0.53%
Fair value per share	£4.933-5.001	£5.592-5.703	£5.592-5.665	£6.976-7.087	£6.976-7.05

The expected volatility was primarily based upon historical volatility adjusted for past one-time events that are not expected to re-occur. The expected life is the expected period to exercise.

A reconciliation of option and share award movements over the year to December 31, 2014 is shown below. Share awards do not have an exercise price and therefore the reconciliation below shows only the number of awards, with no corresponding weighted average exercise prices.

	2013			2014
	Options Number	Weighted average exercise price	RSUs/ LTIP/DAB Number	Options Number	Weighted average exercise price	RSUs/ LTIP/DAB Number
Outstanding at January 1	3,738,922	£1.994	£23,255,834	1,969,919	£3.385	20,227,656
Granted	805,002	6.765	14,972,806	1,293,221	£7.368	9,666,289
Forfeited	(57,969)	4.257	(974,255)	(90,322)	£5.197	(667,923)
Lapsed	(47,313)	0.575	—	(29,458)	£0.725	—
Exercised	(2,468,723)	2.414	(17,026,729)	(1,568,291)	£4.329	(10,328,742)
Outstanding at December 31	1,969,919	£3.385	20,227,656	1,575,069	£5.661	18,897,280
Exercisable at December 31	392,451	£0.723	—	4,283	£4.464	—

	2012
	Options Number	Weighted average exercise price	RSUs/ LTIP/DAB Number
Outstanding at January 1	6,581,438	£1.221	35,215,062
Granted	1,360,883	£4.280	14,448,979
Forfeited	(234,196)	£3.570	(914,068)
Lapsed	(10,589)	£0.910	—
Exercised	(3,958,614)	£1.404	(25,494,139)
Outstanding at December 31	3,738,922	£1.994	23,255,834
Exercisable at December 31	985,557	£0.685	—

The weighted average share price at the date of exercise or vest of the above share options and awards was £8.94 (2013: £9.29; 2012: £5.72).

The following options over ordinary shares were in existence at December 31:

2014 Exercise price (£)	Number outstanding	Weighted average exercise price £	Weighted average remaining life Expected Years	Weighted average remaining life Contractual Years
Outstanding options:
1.948–7.96	1,575,069	5.66	2.10	2.35
Total	1,575,069	5.66	2.10	2.35

Outstanding RSU/LTIP/DAB awards:
0.00 (RSUs)	14,702,277	—	1.26	1.26
0.00 (LTIP)	2,800,003	—	1.36	1.36
0.00 (DAB)	1,395,000	—	1.06	1.06
Total	18,897,280	—	1.26	1.26

2013 Exercise price (£)	Number outstanding	Weighted average exercise price £	Weighted average remaining life Expected Years	Weighted average remaining life Contractual Years
Outstanding options:
0.7–0.854	571,846	0.76	0.49	0.78
1.01–1.055	19,166	1.04	0.52	1.05
1.25	1,360	1.25	0.04	0.08
1.948–7.96	1,377,547	4.51	2.00	2.25
Total	1,969,919	3.38	1.55	1.81

Outstanding RSU/LTIP/DAB awards:
0.00 (RSUs)	16,792,567	—	1.20	1.20
0.00 (LTIP)	2,054,203	—	1.12	1.12
0.00 (DAB)	1,380,886	—	1.06	1.06
Total	20,227,656	—	1.18	1.18

2012 Exercise price (£)	Number outstanding	Weighted average exercise price £	Weighted average remaining life Expected Years	Weighted average remaining life Contractual Years
Outstanding options:
0.47–0.854	1,514,873	0.72	0.87	1.37
1.005–1.055	46,114	1.04	1.03	2.05
1.25	32,813	1.25	0.54	1.08
1.325–4.464	2,145,122	2.93	1.77	1.97
Total	3,738,922	1.99	1.38	1.72

Outstanding RSU/LTIP/DAB awards:
0.00 (RSUs)	16,750,069	—	0.93	0.93
0.00 (LTIP)	4,189,314	—	0.82	0.82
0.00 (DAB)	2,316,451	—	1.06	1.06
Total	23,255,834	—	0.92	0.92

22 Capital and other financial commitments

	2013 £ million	2014 £ million
Contracts placed for future capital and other financial expenditure not provided in the financial statements	9.8	2.9
Other financial commitments (expenditure on investments)	-	5.4

Included in the amount for 2013 is £9.1 million relating to the expansion of the US high-performance computing cluster.

23 Operating lease commitments–minimum lease payments

At December 31, 2013 and 2014, the Company had commitments under non-cancellable operating leases as follows:

	2013			2014
	Land and buildings £ million	Other £ million	Total £ million	Land and buildings £ million	Other £ million	Total £ million
The future aggregate minimum lease payments under non-cancellable operating leases are as follows:
Within one year	8.5	18.3	26.8	11.6	5.3	16.9
Later than one year and less than five years	23.1	5.3	28.4	31.7	—	31.7
After five years	9.0	—	9.0	9.3	—	9.3
At December 31	40.6	23.6	64.2	52.6	5.3	57.9

The Company leases office buildings and EDA tools software under non-cancellable operating lease agreements. The remaining lease terms are between one and nine years, and the majority of lease agreements are renewable at the end of the lease period at market rate.

24  Financial contingencies

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

25  Related party transactions

During the year ended December 31, 2014 the Company incurred subscription costs of £nil from Linaro Limited, an associated company of the Company, (2013: £7.0 million, representing ARM’s committed aggregate contributions to Linaro for a period of two years). In respect of the subscription fees, the Company was invoiced £4.0 million during the year to December 31, 2014 (2013: £4.3 million). As at December 31, 2014, £1.1million (2013: £1.0 million) was owing to Linaro.

In addition the Company provided consulting and other services to Linaro amounting to £1.3 million (2013: £1.6 million). All fees have been charged in accordance with the terms of the agreement. As at 31 December 2014, £0.3 million (2013: £0.3 million) was owed to the Company.

 Further information relating to Linaro is disclosed in note 27.

Key management compensation is disclosed in note 3.

There were no other related party transactions during 2014 which require disclosure.

26 Post-balance sheet events

After the year end, the directors proposed payment of a final dividend in respect of 2014 of 4.5 pence per share. Subject to shareholder approval, the final dividend will be paid on May 15, 2015 to shareholders on the register on April 24, 2015. The final dividend has not been recognized as a distribution during the year ended December 31, 2014.

27 Principal subsidiaries, associates and joint ventures

Details of principal subsidiary undertakings which, in the opinion of the directors, principally affect the figures shown in the Company’s accounts are shown below. Not all subsidiaries are included as the list would be excessive in length. A full list is filed in the Company’s annual return. All investments are indirectly held unless otherwise shown.

Name of undertaking	Country of registration	Principal activity	Proportion of total nominal value of issued shares held
ARM Limited	England and Wales	Marketing and research and development of RISC-based microprocessors and graphics IP.	100*
ARM Inc.	US	Marketing and research and development of RISC-based microprocessors and physical IP.	100
ARM France SAS	France	Marketing and research and development of RISC-based microprocessors and physical IP.	100
ARM Norway AS	Norway	Research and development of graphics IP.	100
ARM Embedded Technologies Pvt. Limited.	India	Marketing and research and development of RISC-based microprocessors and physical IP.	100
ARM Electronic Technology (Shanghai) Co. Limited.	PR China	Marketing and research and development of RISC-based microprocessors and graphics IP.	100

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

Investment in joint venture	2012 £ million	2013 £ million	2014 £ million
At January 1	—	6.8	6.5
Investment	7.5	3.7	—
Share of results for period	(0.7)	(4.0)	(3.5)
At December 31	6.8	6.5	3.0

The Company’s share of the results of the joint venture, and its aggregated assets and liabilities are as follows:

	Current assets £ million	Non-current assets £ million	Current liabilities £ million	Non-current liabilities £million	Currency translation £ million	Income £ million	Expenses £ million	Tax £ million	Loss for the year £ million
Trustonic Limited
At December 31, 2014	2.6	4.6	(4.2)	(0.3)	0.3	3.2	(6.9)	0.2	(3.5)
At December 31, 2013	3.9	6.5	(3.9)	—	(0.1)	2.5	(6.7)	0.2	(4.0)
At December 31, 2012	3.7	4.6	(1.5)	—	—	—	(0.7)	—	(0.7)

The Company’s share of joint venture capital commitments amount to £0.2 million at December 31, 2014 (2013: £0.1 million).