Form 20-F
period 2015-12-31
ARM HOLDINGS PLC
filed 2016-02-18
CIK 1057997

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2015

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

Chris Kennedy, phone: +44 1223 400 400, fax: +44 1223 400 700, chris.kennedy@arm.com, 110 Fulbourn Road, Cambridge CB1 9NJ, England
(Name, Telephone, E-mail and/or Facsimile number and Address of Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 3 Ordinary Shares of 0.05p each	The Nasdaq Stock Market LLC
Ordinary Shares of 0.05p each	The Nasdaq Stock Market LLC*

________________________

*	Not for trading, but only in connection with the registration of American Depositary Shares representing such Ordinary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares in the capital of ARM Holdings plc as of December 31, 2015:
Ordinary Shares of 0.05p each 1,412,436,842

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

☐ Yes    ☒ No

____________________

Introduction

Presentation of Financial Information

In this report, the term “US GAAP” refers to generally accepted accounting principles (“GAAP”) in the U.S. and “IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

We prepare our consolidated financial statements in accordance with IFRS.

Forward-looking Statements

Our reports filed with, or furnished to, the U.S. Securities and Exchange Commission (‘SEC’), including this document and written information released, or oral statements made, to the public in the future by or on behalf of the Company, contain ‘forward-looking statements’ within the meaning of the US Private Securities Litigation Reform Act of 1995, that may or may not prove accurate. These forward-looking statements are not historical facts, but rather are based on our current expectations, estimates and projections about our industry, our beliefs and assumptions. Words such as “aims”, “anticipates”, “expects”, “plans”, “will”, “intends”, “believes”, “seeks”, “estimates”, “targets”, “consider” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other important factors that could cause actual results, to differ materially from what is expressed or implied by the forward-looking statements. We caution you not to place reliance on these forward-looking statements, which reflect our management’s view only as of the date of this annual report.

For ARM, these factors include: economic and financial conditions in the markets we serve; price levels for the technology we produce; rapid technological changes in our industry; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including investments, acquisitions and dispositions; disruptions that may result from transactions or other changes we make in our business plans or organization to adapt to market developments and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Specific risks and uncertainties faced by us are described in “Item 3. Key Information—Risk Factors” and elsewhere in this annual report. Any forward-looking statement is based on information available to ARM as of the date of the statement. ARM does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in ARM’s expectations.

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

This annual report includes product names and other trade names, logos and trademarks, either registered or with respect to which applications are pending, of ARM and of other companies. ARM, ARM Powered, AMBA, ARM7, ARM7EJ-S, ARM7TDMI, ARM7TDMI-S, ARM9, ARM9E-S, ARM9EJ-S, ARM9TDMI, ARM9TDMI-S, ARM920T, ARM922T, ARM926EJ-S, ARM946E, ARM946E-S, ARM966E-S, ARM968E-S, ARM996H-S, ARM11, ARM1136, ARM1136J-S, ARM1136JF-S, ARM1156, ARM1156T2F-S, ARM1156T2-S, ARM1176, ARM1176JZ-S, ARM1176JZF-S, Artisan, big.LITTLE, Cordio, CoreLink, CoreSight, Cortex, DesignStart, Jazelle, Keil, Mali, mbed, mbed Enabled, NEON, POP, SecurCore, Socrates, The Architecture for the Digital World, Thumb, TrustZone, ULINK, µVision and Versatile are trademarks or registered trademarks of ARM Limited (or its subsidiaries). All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited; ARM Taiwan Limited; ARM France SAS; ARM Electronic Technology (Shanghai) Co. Ltd.; ARM Belgium Services BVBA; ARM Germany GmbH; ARM Technologies Israel Ltd; ARM Finland Oy; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS; ARM Sweden AB; Geomerics Limited; ARM Technology (Ireland) Limited and ARM Hungary KFT.

Various amounts and percentages set out in this annual report have been rounded and accordingly may not total.

Part I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

Our selected financial data at December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015 has been derived from our consolidated financial statements prepared in accordance with IFRS. Our consolidated financial statements have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Our summary financial data at December 31, 2011, 2012 and 2013 and for the years ended December 31, 2011 and 2012 are also presented in accordance with IFRS and have been derived from our consolidated financial statements that are not included in this annual report. The following selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and the notes thereto.

					Year ended December 31,
	2011		2012		2013		2014		2015
Income Statement Data:					(£ million, except per share data, percentages, number of shares and employees)
Revenues	£491.8		£576.9		£714.6		£795.2		£968.3
Cost of revenues	(27.7)		(31.9)		(39.3)		(37.8)		(39.3)
Operating expenses	(315.2)		(336.9)		(420.5)		(448.4)		(522.9)
Exceptional items (1)	–		–		(101.3)		–		–
Profit from operations	148.9		208.1		153.5		309.0		406.1
Investment income, net	8.0		13.6		13.1		11.0		11.8
Share of results in joint venture	–		(0.7)		(4.0)		(3.5)		(3.1)
Profit before tax	156.9		221.0		162.6		316.5		414.8
Tax	(44.3)		(60.3)		(57.8)		(61.1)		(75.1)
Profit for the year	112.6		160.7		104.8		255.4		339.7
Basic earnings per share (pence)	8.4	p	11.7	p	7.5	p	18.2	p	24.1	p
Diluted earnings per share (pence)	8.2	p	11.5	p	7.4	p	18.0	p	23.9	p
Dividends declared per share (pence)	3.48	p	4.50	p	5.70	p	7.02	p	8.78	p
Diluted weighted average number of shares (m)	1,376.0		1,395.8		1,411.8		1,421.1		1,420.3
Research and development as a percentage of revenues	32.2%		28.8%		28.4%		28.2%		28.7%
Balance Sheet Data:
Capital expenditure	13.0		33.2		17.0		31.3		41.9
Cash and cash equivalents, short- and long-term deposits and similar instruments	429.0		527.6		713.5		866.3		956.3
Share capital	0.7		0.7		0.7		0.7		0.7
Shareholders’ equity	1,061.2		1,206.1		1,311.4		1,528.3		1,797.6
Total assets	1,299.8		1,466.8		1,638.4		1,837.2		2,120.2
Employees at year end (number)	2,116		2,392		2,833		3,294		3,975

____________________

(1)	The exceptional items in 2013 relate to a contribution to a full and final settlement of certain patent-related litigation and the impairment of an available-for-sale financial asset acquired as part of a transaction to acquire rights to a patent portfolio.

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

USD/£1.00 Year Ended December 31,	Period Average	Period End
2011	1.6039	1.5541
2012	1.5849	1.6255
2013	1.5646	1.6563
2014	1.6476	1.5593
2015	1.5283	1.4802
2016 (through February 15, 2016)	1.4433	1.4485
USD/£1.00 Month	High	Low
August 2015	1.5749	1.5387
September 2015	1.5586	1.5153
October 2015	1.5475	1.5136
November 2015	1.5438	1.5031
December 2015	1.5223	1.4802
January 2016	1.4737	1.4163
February 2016 (through February 15, 2016)	1.4595	1.4297

On February 15, 2016 the closing rate was $1.45/£1.00.

RISK FACTORS

You should carefully consider the risks described below as well as the other information contained in this annual report in evaluating us and our business. If any of the following risks actually occurs, our business, financial condition or results of future operations could be significantly harmed. In that case, the trading price of our shares and American Depositary Shares (“ADSs”) could decline and you may lose all or part of your investment. This annual report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including the risks faced by us described below and elsewhere in this annual report. You should also refer to the other information in this annual report, including our consolidated financial statements and the related notes.

Our Quarterly Results May Fluctuate Significantly and Be Unpredictable – This Could Adversely Affect the Market Price of Our Shares

We have experienced, and may in the future experience, significant quarterly fluctuations in our results of operations. Our quarterly results may fluctuate because of a variety of factors. Such factors include:

•	the timing of entering into agreements with licensees;

•	the financial terms and delivery schedules of our agreements with licensees;

•	the demand for products that incorporate our technology or expected future demand for such products;

•	the mixture of license fees, royalties, revenues from the sale of development systems and fees from services;

•	the introduction of new technology by us, our licensees or our competition or other actions taken by our competitors;

•	the timing of orders from and shipments to systems companies of ARM-based microprocessors from our semiconductor partners;

•	any strategic investments or acquisitions that we might undertake;

•	sudden technological or other changes in the microprocessor industry; and

•	new litigation or developments in current litigation.

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

We Are Dependent on Our Intellectual Property (“IP”) Licensees

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

If one or more of our licensees stops licensing our microprocessors or other IP, reduces its orders, fails to pay license or royalty fees due or does not produce products containing our microprocessors or other IP, our operating results could be materially and negatively affected.

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

It can take a long time to persuade systems companies to accept our technology and, even if accepted, we cannot assure you that our technology will be used in a product that is ultimately brought to market. Furthermore, even if our technology is used in a product brought to market, we cannot assure you that such product will be commercially accepted or result in significant royalties to us. Demand for our IP may also be affected by consolidation in the integrated circuit and related industries, which may reduce the aggregate level of purchases of our IP components and services by the combined companies.

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

Our physical IP library products also face significant competition from the internal design groups of integrated circuit manufacturers that have expanded their manufacturing capabilities and portfolio of IP components to participate in the SoC market. Our physical IP library products also face competition from integrated circuit designers that have expanded their internal design capabilities and portfolio of IP components to meet their internal design needs. Integrated circuit manufacturers and designers that license our physical IP components have historically had their own internal physical IP component design groups. These design groups continue to compete with ARM for access to the integrated circuit manufacturers’ or designers’ physical IP component requisitions and, in some cases, compete with ARM to supply physical IP components to third parties. Physical IP components developed by internal design groups of integrated circuit manufacturers are designed to utilize the qualities of their own manufacturing process, and may therefore benefit from capacity, informational, cost and technical advantages.

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

Some companies develop their own IP components or distribute components developed by foundries. For example, Synopsys, Inc. (“Synopsys”) develops IP components that are designed to serve the same purpose as components produced by ARM. Synopsys is combining these components with its other products and services to create a product portfolio that may be difficult for ARM to compete with. If Synopsys is successful in its strategy, then we would lose both license revenue and royalties, negatively affecting operating results.

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

There May Be Risks Associated with any Strategic Investments or Acquisitions We May Make

We envisage making strategic investments or acquisitions where there are opportunities to further the establishment of our technology, create opportunities in adjacent markets or develop opportunities through new technologies. Exploring and implementing any investments or acquisitions may place strain upon our ability to manage our future growth and may divert management attention from our core business. There are also other risks associated with this strategy. We cannot assure you that we will be able to make investments or acquire businesses on satisfactory terms or that any business acquired by us or in which we invest will be integrated successfully into our operations, achieve the expected benefits or be able to operate profitably.

Our International Operations Expose Us to Risks

We currently have operations in various jurisdictions around the world and may in the future expand our operations either within these jurisdictions or to new jurisdictions. Risks associated with these international operations include exposure to political, economic and financial conditions and unexpected changes in regulatory environments. Another risk we face is that, particularly with respect to IP, we are exposed to different legal jurisdictions, which may impact our ability to exercise our contractual rights in those countries, in particular in countries whose laws regarding the protection of IP are less rigorous or more difficult to enforce than the US or UK In addition, we could face potentially adverse tax consequences and difficulties in staffing and managing operations. Finally, managing operations in multiple jurisdictions will place further strain on management’s time and our ability to manage overall growth. Although we have not to date experienced any material adverse effects with respect to our foreign operations arising from such factors, we cannot assure you that such problems will not arise in the future.

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

We May Not Operate Disaster Recovery Plans Which Adequately Mitigate the Effects of an Event Over Which We Do Not Have Direct Control

Our business depends on the efficient and uninterrupted operation of our computer and communications software and hardware systems and other information technology. If such systems were to fail for any reason or if we were to experience any unscheduled downtimes, even for only a short period, our operations and financial results could be adversely affected. Our systems could be damaged or interrupted by earthquake, fire, flood, hurricanes, power loss, telecommunications failure, break-ins, act of vandalism or similar events. In addition, we could be subject to system security breaches caused by computer viruses, hacking or cyber-attacks. We have formal disaster recovery plans in place. However, these plans may not be entirely successful in preventing delays or other complications that could arise from information systems failure, and, if they are not successful, our business interruption insurance may not adequately compensate us for losses that may occur, negatively affecting operating results. In addition, security breaches of our information technology systems or those of our partners could result in the misappropriation or unauthorized disclosure of confidential and proprietary information belonging to us, our employees, partners, customers or suppliers which could result in our suffering significant financial or reputational damage.

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

Claims May Be Made for Which We Do Not Have Adequate Insurance

Since 2001, the insurance industry has faced unprecedented and escalating global events compounded by international economic uncertainty. As a result of these and other pressures, many insurers have withdrawn from certain market sectors. We have continued with our philosophy of only placing coverage with secure underwriters with programs arranged individually to suit our needs. We currently have global insurance policies including coverage for the following significant risks: business interruption, public and products liability and directors’ and officers’ liability. We do not insure against claims concerning patent litigation or other IP infringement claims and potential related indemnification obligations, because we are of the view that any limited coverage that could be obtained is prohibitively expensive. Our results of operations could be materially adversely affected by the occurrence of a catastrophic event, to the extent that any resulting loss or claim is not covered under the terms of our then existing insurance policies.

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

A more detailed description of how we protect our IP is set forth in the section entitled “Item 4. Information on the Company—Business Overview—Patent and IP Protection.”

We May Have to Defend Ourselves Against Third Parties Who Claim That We Have Infringed Their Proprietary Rights

We take great care to establish and maintain the integrity of our products. We focus on designing and implementing our products without the use of IP belonging to third parties, except under strictly maintained procedures and with the benefit of appropriate license rights. In the event that a third-party successfully proves that it has IP rights covering a product that we have licensed to customers, we will take steps to either purchase a license to use the relevant technology or work around the technology by developing our own solution so as to avoid infringement of that third-party’s IP rights.

An Infringement Claim or a Significant Damage Award Would Adversely Impact Our Operating Results

The semiconductor industry is characterized by frequent litigation regarding patent and other IP rights. From time to time, third parties, including our competitors, may assert patent, copyright and other IP rights to technologies that are important to our business. We cannot be certain that we would ultimately prevail in any dispute or be able to license any valid and infringed patents from third parties on commercially reasonable terms. Any infringement claim brought against us or our partners, regardless of the duration, outcome or size of the damage award, could:

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

Any assertion of IP rights by a third-party against our technology could result in our licensees becoming the target of litigation and we may be bound to indemnify such licensees under the terms of our license agreements. Although our indemnification obligations are generally subject to a maximum amount, such obligations could nevertheless result in substantial expenses to us, which could have a material adverse effect on our business, financial condition and results of operations. In addition to the time and expense required for us to indemnify our licensees, a licensee’s development, marketing and sales of ARM architecture-based products could be severely disrupted or discontinued as a result of litigation, which in turn could also have a material adverse effect on our business, financial condition and results of operations.

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

We May Fail to Have Appropriate Measures and Arrangements to Protect and Use Commercially Sensitive Information, Including IP.

The information shared between us and third parties, (which includes the IP owned by us, our suppliers and our customers), for the development of products and technologies is commercially sensitive and highly confidential. We enter into agreements with our employees, consultants, commercial partners and others to control access to, and distribution of, our technologies, documentation and other proprietary information and that of third parties.

Despite these efforts, persons may attempt to obtain, use, copy, disclose, distribute, offer for sale or make our products, services or technology without authorization, including but not limited to combining with or releasing our code as open source. Monitoring the use and disclosure of our commercially sensitive information is difficult, and our security measures and contractual provisions may not prevent the unauthorized use or disclosure of our commercially sensitive information.

Controls or restrictions put in place to protect data or ideas may not be sufficient and legal remedies are limited in different geographies. We cannot assure you that our efforts to prevent the misappropriation or infringement of our IP or the IP of our customers will succeed. To enforce a breached contract requires the initiation of litigation. The initiation of litigation may adversely affect our relationships and agreements with certain customers that have a stake in the outcome of the litigation proceedings. Litigation is very expensive, time consuming and may divert the attention of management and other key employees from the operation of the business, which could negatively impact our business and results of operations.

Additionally, despite our security measures, persons could attempt to penetrate our computer systems and networks through virtual cyberattacks to misappropriate our proprietary information and technology or interrupt our business. Because the techniques used by computer hackers and others to access or sabotage networks change frequently and generally are not recognized until launched against a target, we may be unable to anticipate, counter or ameliorate these cyberattacks. In addition, our information technology and infrastructure may be breached due to employee error, malfeasance or other disruptions. Failure of such controls may result in the Company breaching the intellectual rights of third parties or undertakings we have given to safeguard third party information.

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

BUSINESS OVERVIEW

ARM designs a range of inter-related IP, including microprocessors, Physical IP and supporting software and tools to enhance the performance, cost-effectiveness and energy efficiency of high-volume embedded applications. ARM licenses and sells its technology and products to leading international electronics companies, which in turn manufacture, market and sell microprocessors, application-specific integrated circuits (“ASICs”), application-specific standard processors (“ASSPs”) and microcontrollers (“MCUs”) based on ARM’s technology to systems companies for incorporation into a wide variety of end products. By creating a network of Partners, and working with them to best utilize ARM’s technology, ARM has established its range of IP for use in many high-volume embedded microprocessor applications, including cellular phones, digital televisions, mobile computers and PC peripherals and for potential use in many growing markets, including smart cards and microcontrollers. ARM’s principal geographic markets are Europe, the US and Asia Pacific.

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

ARM Solution

ARM addresses the needs of the semiconductor industry by designing and licensing microprocessors, physical IP, system components and software and development tools which enable the rapid design of embedded microprocessor solutions for use across a wide variety of applications. ARM offers systems designers a family of powerful, low-cost, energy-efficient microprocessor “cores” based on a common architecture and spanning a wide performance range. The design of these microprocessor cores (the “IP”) is then incorporated by ARM partners into functional and computational blocks to develop semiconductor chips which are then incorporated into digital electronics products. As a support for the microprocessor products, ARM also offers high-performance and low-power physical library solutions (“physical IP”) on a variety of processes. These products provide optimal performance with ARM microprocessors, but can also be used independently for designs that may not contain ARM microprocessor cores. By using physical library components from ARM, users are able to design their systems around standard libraries and then have those designs fabricated at both internal and independent semiconductor manufacturing facilities. In particular, ARM has created optimized logic and memory physical IP for a specific microprocessor and process technology, collectively referred to as “POP IP”. This POP IP allows chip designers to optimize ARM microprocessors for maximum performance and lowest power.

The Company provides the necessary development boards, software development toolkits and software debug tools, which facilitate system design and rapid development of system solutions incorporating ARM processors. The Company’s licensing offering includes on-chip graphics video IP, and display technology IP. To assist Partners in implementing ARM products, the Company also provides training and support services, and has recently introduced its first generation of enterprise software products aimed at connecting smart sensors to server-based analytic tools.

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

Standards, re-use, and broad support enable rapid system design. As systems become more complex, use and re-use of proven hardware and software IP are essential to achieve time to market and cost goals. ARM provides a set of IP that enables system designers to standardize portions of their semiconductor chip design and development which enables significant reductions in development time and costs. In addition, ARM offers a means of creating flexible system designs through its range of fabric IP based on the Advanced Microcontroller Bus Architecture (“AMBA”) standard. This allows the designer to concentrate on application-specific portions of the system design, where they add real value. By deploying standard solutions across its range of cores and platforms, and making them widely available via its partnership business model, ARM attracts strong third-party support in the form of EDA modeling tools, software development tools, debug tools, operating system and real time operating system ports, software IP and peripherals.

Global partner network. ARM’s global network of partners assures systems companies of sufficient availability for high-volume products and, together with ARM’s international presence, gives systems designers global support for their design development. At December 31, 2015, ARM’s technology has been licensed to more than 420 semiconductor companies, including the majority of leading semiconductor companies worldwide. ARM’s broad semiconductor partner base provides systems companies with a wide range of suppliers, thus reducing the dependence of systems companies on any one supplier and producing price competition helping to contain costs of ARM-based chips. ARM’s various partners build their own solutions using ARM technology; there are a growing number of ARM-based ASICs, ASSPs and MCUs available for use by systems companies, thus facilitating their use of the ARM architecture. The Company works with numerous industry leading software systems and tools and development partners, including Adobe, Google, Microsoft Corporation, Mozilla, Oracle Corporation, Red Hat Incorporated, and many others who provide the third-party support needed to facilitate the use of ARM technology in a wide variety of applications.

Development of software tools and platforms. ARM designs and manufactures its own family of tools for use with its processors, which span the complete development process from concept to final product deployment. Each product within this portfolio has been developed closely alongside ARM cores ensuring it maximizes the cores’ performance. These embedded software tools, simulation models and hardware platforms enable validated support for device development. Support for ARM cores is provided in the ARM Development Studio at an early stage when lead partners are just starting to develop designs incorporating new ARM cores. For ARM partners producing microcontrollers, ARM has a single solution for their end users with the ARM Microcontroller Development Kit, based on the industry leading Keil microcontroller tools, that facilitates end users’ migration from MCUs based on other architectures.

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

Leverage partner alliances. ARM’s semiconductor partners help grow the total ARM market by integrating their own IP in conjunction with ARM technology, thus combining their own particular strengths with those of ARM to provide an extensive array of ARM-based solutions. ARM’s business model also enables the Company to benefit from the extensive manufacturing, marketing and distribution networks of its semiconductor partners. The marketing and direct selling of semiconductors to systems companies is undertaken by ARM’s partners. ARM’s ability to manage its partnerships effectively has been and will continue to be a major challenge and a key factor in its success. See “Item 3. Key Information—Risk Factors—We Are Dependent on Our Intellectual Property (“IP”) Licensees.”

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

Target Application Areas

ARM is continuing to see the convergence of the consumer electronics and telecommunications IT markets. This is being driven by a need for low-power, high-performance, secure components which need to be easy to both design and use. The Company’s four main target application areas (Mobile Computing, Networking Infrastructure, Servers and Embedded Intelligence) each demonstrate some or all of these requirements but differ in their applications. The Company continues to evolve from focusing on digital products to focusing on the way people use digital products and also on the solutions the Company provides to meet this demand worldwide.

Mobile Computing. The mobile market comprises a wide variety of mobile communication and portable computing devices, each with their own characteristics and needs. The applications include wireless handsets, mobile computers, portable media players and bluetooth devices. For each of these products, mobility (being able to use them while on the go) is the key concern to consumers. With ARM’s high performance/low power architecture, ARM’s customers can balance performance and power with cost, so that ARM ultimately provides the best solution to end users. With the acceleration of applications becoming critical, energy-efficient ARM technology is well placed to meet the demands of this market. Security is becoming increasingly important as mobile devices are used to carry out financial transactions, generating industry interest in products such as

TrustZone. As low power is critical in mobile devices in order to extend battery life, products such as video and graphics processors, display technology, and physical IP libraries are well positioned.

Networking Infrastructure and Servers. In today’s world, having the data you need at your fingertips is key. In the Networking Infrastructure and Servers market, ARM focuses on the way data is handled through devices such as basestations, routers, switches and servers. ARM’s range of microprocessor performance, development systems and data efficient architecture give ARM a competitive advantage in this market space.

Embedded Intelligence. The world of embedded processors is growing in multiple areas, including anti-lock braking systems, smartcards, industrial control applications and smart, connected sensors. This market has the potential to grow substantially, especially as applications based on proprietary architectures move to microcontroller architectures that can be provided by multiple competing semiconductor companies. The reliability and software reusability of the ARM architecture positions ARM to penetrate this market. In addition, the introduction of products such as the Cortex-M class of processors, with their low gate count, small size and capabilities for high code density, together with Keil’s complementary MCU tools, positions ARM for winning designs in this market.

For a breakdown of total revenues by geographic market, see Note 2 to the Consolidated Financial Statements.

ARM’s Products and Services

ARM’s comprehensive product offering includes the following:

•	microprocessor Cores: microprocessor cores, including specific functions such as video, graphics, display technology and Bluetooth radio IP;

•	physical IP;

•	development tools;

•	enterprise software; and

•	support and maintenance services.

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

Physical IP

ARM is a leading provider of physical IP components for the design and manufacture of integrated circuits, including SoCs. ARM Artisan physical IP products comprise embedded memory, standard cell and input/output components which are designed to provide the customers’ desired combination of performance, density, power and yield for a given manufacturing process. Artisan physical IP also includes a limited portfolio of analog and mixed-signal products. ARM’s physical IP components are developed for a variety of process geometries ranging from 7nm – 250nm design and are validated by producing them in silicon to ensure that they perform to specification, reducing the risk of design failure and gaining valuable time to market. ARM licenses its products to customers for the design and manufacture of integrated circuits used in complex, high-volume applications, such as portable computing devices, communication systems, cellular phones, microcontrollers, consumer multimedia products, automotive electronics, personal computers and workstations and many others.

ARM’s physical IP components are developed and delivered using a proprietary methodology that includes both commercial and proprietary electronic design automation tools and techniques. This methodology ensures that ARM’s IP components provide optimized power, performance, and area while reducing customer risk and time-to-market. ARM physical IP is easily integrated into a variety of customer design methodologies and support industry standard Integrated Circuit (“IC”) design tools, including those from EDA tool vendors such as Cadence, Mentor Graphics and Synopsys, as well as many other specialty IC design and modeling tools. To support the interoperability of these various IC design tool environments, each of ARM’s products includes an extremely broad set of verified tool models.

Physical IP Products

Logic and Memory products. ARM’s embedded memory components include random access memories, read only memories and register files.

These memories are provided in the form of a configurable “memory compiler” which allows the customer to generate the appropriate configuration for the given application.

All of ARM’s memory components include many configurable features such as power-down modes, low-voltage data retention and fully static operation as well as different transistor options to trade off performance and power. In addition, ARM’s memory components include built-in test interfaces that support the leading industry test methodologies and tools. ARM memory components also offer redundant storage elements which may help increase the manufacturing yield of IC designs containing large memories.

ARM logic products deliver optimal performance, power and area when building ARM Processors, Graphics, Video and Display Technology IP along with general SoC subsystem implementation, designed to deliver highest yield through extensive manufacturing optimization.

Processor Optimization Packs (“POP IP”). ARM has created optimized logic and memory physical IP for a specific process technology, supported by implementation knowledge and ARM benchmarking. When combined together, POP IP allows chip designers to optimize ARM microprocessors for maximum performance, lowest power or to develop customized solutions balancing power and performance for their specific application.

Silicon on Insulator (“SOI”) products. SOI is an alternative methodology to traditional semiconductor fabrication techniques that enables higher performance and lower power designs than today’s more common bulk silicon process. It is ARM’s belief that SOI will continue to be used in some market segments and applications.

Development Tools and Platforms

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

The portfolio of ARM development tools comprises Fast Models and Cycle Models, Development Boards, ARM Development Studio and Keil tools.

ARM Fast Models are simulation models of ARM processors and system IP, which are used by engineers to build a virtual prototype of their system. These virtual prototypes are fast and accurate representations of the final system, so the software developed on the virtual platform will behave correctly on the final product.

ARM Cycle Models are also used to create virtual prototypes. Cycle Models are slower, but provide detailed timing information of the execution, and are used for SoC architectural exploration and software optimization ahead of silicon availability.

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

The Keil Microcontroller Development Kit is also an integrated toolsuite, which specifically targets software development on Cortex-M processor-based catalog microcontrollers. Unlike the Development Studio, which has the full flexibility required to cope with many-core SoCs running complex operating systems, the Keil Microcontroller Development Kit has a narrow focus on a single type of device, and can therefore provide an optimal experience for developments on this microcontroller.

Enterprise Software

ARM is currently developing its first generation of products licensed to enterprises that will be run on their own servers and data centers. ARM’s mbed Device Server is a middleware that connects the Internet of Things (“IoT”) devices to web applications. It enables efficient and secure communication and device management for quickly developing and deploying enterprise applications based on open standards.

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

ARM Partner Network

Semiconductor partners. ARM licenses its technology on a worldwide and non-exclusive basis to semiconductor partners that manufacture and sell ARM-based chip solutions to systems companies. At December 31, 2015, ARM’s technology has been licensed to over 420 semiconductor companies, including many of the leading semiconductor companies worldwide. ARM serves this geographically diverse base from offices in the UK, P.R. China, France, Germany, Norway, Sweden, Finland, Ireland, Hungary, Slovenia, Belgium, Israel, Japan, South Korea, Taiwan, India and the United States.

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

License Agreements

ARM is the owner of IP in the field of microprocessor architecture and implementation for embedded signal processing, graphics IP, video IP, display technology IP, system platforms, peripherals, system software and software development and debug tools and physical IP components. ARM creates innovative technology which incorporates such IP. ARM grants licenses to such technology to semiconductor manufacturers, Integrated Device Manufacturers (“IDMs”) and fabless companies, original equipment manufacturers and chip design houses to enable such licensees to design, manufacture and distribute silicon chips which combine such technology with licensees’ own differentiating proprietary technology. The licenses are granted under written agreements which contain contractual terms and conditions to protect the technology and the IP embodied therein and to limit ARM’s liability in respect of licensees’ use of the technology. There are a number of different forms of license offered by ARM which are structured to address different licensee requirements and different IP protection issues. For all forms of its licenses, ARM strictly controls the modification rights which it grants to its technology and mandates, in order to protect the integrity of the ARM architecture, that the technology is verified by reference to ARM-specified tests prior to distribution in licensee products.

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

Patent and IP Protection

The Company has an active program of protecting its proprietary technology through the filing of patents. As at December 31, 2015 the Company held 1,359 US patents in various aspects of its technology, and 1,366 non-US patents with expiration dates ranging from 2016 to 2034. In addition, as of the same date, the Company had 1,851 patent applications pending worldwide. The Company’s US patents do not prevent the manufacture or sale of ARM-based products outside of the United States. There can be no assurance that the Company’s pending patent applications or any future patent applications will be approved or will not be challenged successfully by third parties, that any issued patents will protect the Company’s technology or will not be challenged by third parties, or that the patents of others will not have an adverse effect on the Company’s ability to do business. Furthermore, there can be no assurance that others will not independently develop similar or competing technology or design around any patents that have been or may be issued to the Company.

In February 2013, the Company participated in a consortium of major technology companies which completed an agreement with MIPS Technologies, Inc. (“MIPS”) to obtain rights to its patent portfolio. The MIPS patent portfolio included 580 patents and patent applications covering microprocessor design, SoC design and other related technology fields. In January 2014, the Company participated in an auction to sell the patent portfolio and then successfully acquired a major portion of the portfolio for $4 million. The current number of these patents included in the Company’s total number of patents given above is 348.

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

The semiconductor industry is characterized by frequent litigation regarding patent and other IP rights. See “Item 8. Financial Information—Legal Proceedings” for details of current litigation. Further litigation may be necessary in the future to enforce the Company’s patents and other IP rights, to protect the Company’s trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity, and there can be no assurance that other parties in any such litigation would not be able to devote substantially greater financial resources to such litigation proceedings or that the Company would prevail in any future litigation. Any such litigation, whether or not determined in the Company’s favor or settled by the Company, would be costly and would divert the efforts and attention of the Company’s management and technical personnel from normal business operations, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

Any adverse determinations in litigation could result in the loss of the Company’s proprietary rights, subject the Company to significant liabilities, require the Company to seek licenses from third parties or prevent the Company from licensing its technology, any of which could have a material adverse effect on the Company’s business, financial condition and results of operations. Moreover, the laws of certain countries in which the

Company’s technology is or may in the future be licensed may not protect the Company’s IP rights to the same extent as laws in the United Kingdom or the United States, thus reducing the enforceability of the Company’s IP in those countries.

In any potential dispute involving the Company’s patents or other IP, the Company’s licensees could also become the target of litigation and the Company may be bound to indemnify such licensees under the terms of its license agreements. Although ARM’s indemnification obligations are generally subject to a maximum amount, such obligations could nevertheless result in substantial expenses to the Company. In addition to the time and expense required for the Company to indemnify its licensees, a licensee’s development, marketing and sales of ARM architecture-based products could be severely disrupted or discontinued as a result of litigation, which in turn could have a material adverse effect on the Company’s business, financial condition and results of operations. See “Item 3. Key Information—Risk Factors—We May Be Unable to Protect and Enforce Our Proprietary Rights” and “—We May Have to Defend Ourselves Against Third Parties Who Claim That We Have Infringed Their Proprietary Rights.”

Marketing and Distribution

In order to speed global acceptance of ARM technology, ARM seeks partners with diverse geographic locations and a broad base of systems company relationships. The Company markets its architecture and technology directly to its semiconductor partners and other customers from its offices in Cambridge, Maidenhead, Manchester, Sheffield and Blackburn in the United Kingdom and also from offices in Japan, South Korea, France, Germany, Ireland, Norway, Sweden, Finland, Hungary, Taiwan, P.R. China, Israel, Slovenia, India, and in California, Florida, Texas, Massachusetts and Washington in the United States. The Company’s architecture and technology are marketed on the basis of a number of factors including high performance/low power and price/performance, rapid time-to-market and the availability of third-party support. ARM also capitalizes on the extensive marketing and distribution networks of its semiconductor partners who market and distribute ARM core-based products directly to systems companies. As part of the Company’s strategy to increase ARM’s visibility, the Company’s license agreements generally require its partners to display an ARM logo on the ARM core-based products that they distribute. The Company believes that to the extent ARM technology becomes more widely accepted, the ARM “brand” will become increasingly important to potential partners and will drive the Company’s expansion into related software, development tools and system design. ARM believes that the availability of its marketing, sales and support services to all of its partners worldwide is critical to the success of the ARM architecture.

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

As of December 31, 2015, ARM had 2,938 full-time research and development staff located at offices in Cambridge, Maidenhead, Sheffield, Manchester and Blackburn in the United Kingdom; Budapest, Hungary; Galway, Ireland; Sophia Antipolis and Grenoble, France; Grasbrunn, Germany; Trondheim, Norway; Lund, Sweden; Oulu, Finland; Sentjernej, Slovenia; Austin, Texas, US; San Jose, Irvine and San Diego, California, US; Olympia, Washington, US; Deerfield Beach, Florida, US; Boston, Massachusetts, US; Bangalore and Noida, India; Shanghai, P.R. China; Hsinchu, Taiwan; Kfar Netter, Israel.

In 2013, 2014 and 2015, research and development costs were approximately £202.9 million, £224.2 million and £278.0 million, respectively. Research and development costs were 28%, 28% and 29% of total revenues in 2013, 2014 and 2015, respectively.

Acquisitions

On February 5, 2015, the Company purchased the entire share capital of Wicentric, Inc. for $3.2 million in cash. Wicentric is a provider of Bluetooth Smart software solutions focused on enabling the development of low-power wireless products. This purchase has been accounted for as an acquisition.

On April 15, 2015, the Company purchased the entire share capital of Sunrise Micro Devices, Inc. (SMD) for $14.6 million. The majority of the consideration consisted of convertible loan notes (and interest accrued) with a fair value of £9.2 million ($13.5 million), with the remainder of the consideration settled in cash. SMD is a provider of radio IP solutions including a pre-qualified, self-contained radio block and related firmware to simplify radio deployment. This purchase has been accounted for as an acquisition.

On July 30, 2015, the Company purchased the entire share capital of Discretix Inc (trading as Sansa Security, Inc.) for $71.3 million in cash. Sansa Security is a provider of hardware security IP and software for advanced system-on-chip components deployed in IoT and mobile devices. This purchase has been accounted for as an acquisition.

On October 19, 2015, the Company acquired the trade and certain assets of Carbon Design Systems Inc., (Carbon) for $24.4 million. Carbon is a leading supplier of cycle-accurate virtual prototyping solutions, to deliver design optimization and time-to-market and cost-efficiency gains for its Partners. This purchase has been accounted for as an acquisition.

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

On November 14, 2014, the Company purchased the entire share capital of Offspark BV a company providing specialized services in the field of digital security focusing on Online Security, Secure Hardware and Software and (Practical) Cryptography. The total purchase price was €1.5 million in cash and has been accounted for as an acquisition.

On July 19, 2013, the Company purchased the entire share capital of Sensinode OY. (“Sensinode”) for $11.7 million in cash. This purchase has been accounted for as an acquisition.

On December 12, 2013, the Company purchased the entire share capital of Geomerics Limited (“Geomerics”) for £13.4 million in cash. This purchase has been accounted for as an acquisition.

In 2012, the Company invested £7.5 million ($12 million) in a joint venture, Trustonic Limited, with a further investment during 2013 amounting to £3.7 million (€4.4 million), maintaining a 40% shareholding. The other two joint venture parties each owned 30% of the joint venture. With the establishment of industry standards and demand for security enhanced services, the focus of Trustonic is to accelerate the wide deployment of secure, smart devices.

The joint venture was reorganized in May 2015, such that the shareholding of one party has been acquired by the other two joint venture members. The joint venture is now controlled and owned equally by ARM and one other party, both with 50% shareholdings as at December 31, 2015. The reorganization generated goodwill of £1.4 million. The carrying value of the Company’s investment is £1.0 million at December 31, 2015.

In 2015, the Company invested £1.6 million in a joint venture, ARM Innovation Ecosystem Accelerator Co. Ltd (AIEA) (a company incorporated in PR China), representing a 49.9% shareholding. The collaboration creates an Internet of Things one-stop shop for startups and established OEMs, providing integrated hardware and software expertise as well as resources from the ARM ecosystem. This investment has been classified as a joint venture since the Company and its venture partner have joint control over the relevant activities of the business, including the appointment of directors and the determination of the operations of the company.

ORGANIZATIONAL STRUCTURE

ARM Holdings plc is the holding company for a number of subsidiaries. The following is a list of our significant subsidiaries at December 31, 2015. Not all of our subsidiaries are included, as the list would be excessive in length. Unless stated otherwise, each subsidiary is wholly owned.

Company	Jurisdiction of Incorporation
ARM, Inc.	United States
ARM Limited	England and Wales
ARM France SAS	France
ARM Electronic Technology (Shanghai) Co. Ltd	China
ARM Norway AS	Norway
ARM Embedded Technologies Pvt. Ltd.	India
ARM Taiwan Limited	Taiwan

PROPERTIES

The Company leases land and buildings for its executive offices, engineering, marketing, administrative and support operations and design centers. The following table summarizes certain information with respect to the principal facilities leased by the Company:

Location	Freehold/Leasehold	Lease Term and Commencement Date	Approximate Area (square feet)	Principal Use
Cambridge, UK (110 Fulbourn Road)	Leasehold	20 years September 29, 1999	45,000	Executive offices and engineering, marketing and administrative operations
Cambridge, UK (130 Fulbourn Road)	Leasehold	20 years March 25, 2002	35,000	Executive offices and engineering, marketing and administrative operations
Cambridge, UK (100 Fulbourn Road)	Leasehold	13 years October 4, 2010	30,000	Executive offices and engineering, marketing and administrative operations
Maidenhead, UK	Leasehold	25 years July 7, 1998	17,000	Executive offices and design center
San Jose, California, US	Leasehold	8 years August 1, 2012	92,000	Executive offices and engineering, marketing and administrative operations
Austin, Texas, US	Leasehold	7.5 years August 1, 2009	57,400	Design center, marketing and support operations
Austin, Texas, US	Leasehold	10 years July 1, 2015	100,000	Design center, marketing and support operations
Bangalore, India	Leasehold	10 years March 1, 2013	113,800	Executive offices and engineering, marketing and administrative operations
Shanghai, China	Leasehold	3 years May 1, 2015	37,000	Executive offices and engineering, marketing and administrative operations
Trondheim, Norway	Leasehold	5 years December 1,2012	27,000	Design center, marketing and support operations
Sophia Antipolis France	Leasehold	9 years January 1, 2014	20,360	Design center, marketing and support operations
Sheffield, UK	Leasehold	3 years January 1, 2015	19,458	Design center, marketing and support operations
Hsinchu, Taiwan	Leasehold	3 years February 15, 2015	20,268	Design center, marketing and support operations

In addition, the Company leases offices in Blackburn, England; Cambridge, England; Manchester, England; Grasbrunn, Germany; Lund, Sweden; Oulu, Finland; Grenoble, France; Sentjernej, Slovenia; Dublin and Galway, Ireland; Budapest, Hungary; Kfar Netter, Israel; Noida, India; Boston, Massachusetts, USA; Irvine, California, USA; Deerfield Beach, Florida, USA; Plano, Texas, USA; Olympia, Washington, USA and Shanghai, China that are used for engineering and administrative purposes as well as in Shin-Yokohama, Japan; Shenzhen and Beijing, China; Taipei City, Taiwan; and Seoul, South Korea which are used for marketing and support operations. Company personnel based in; Bellevue, Washington, US; San Diego, California, US; Paris, France; Vilvoorde, Belgium and Kfar Saba, Israel have office space available to them.

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

Within the review of the Operating Results we have included certain non-IFRS measures; specifically, we present (i) normalized research and development costs, (ii) normalized sales and marketing expenditure, and (iii) normalized general and administrative costs, adjusted in each case to exclude exceptional items, share-based compensation charges including payroll taxes, amortization of intangibles acquired with business combinations, other acquisition-related charges, charges relating to the disposal and impairment of investments, share of results of joint venture and costs relating to the Company’s associate company Linaro.  Where such non-IFRS measures are presented, we also present the reconciling items detailed above and amount thereof, to the most directly comparable IFRS measures of research and development costs, sales and marketing expenditure, and general and administrative costs, respectively.

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

The Company’s internal operational structure was re-organized on January 1, 2014, to create an organization that is more scalable and more accountable, and that offers a more integrated product portfolio. As at December 31, 2014 and December 31, 2015, the Company’s internal organization and management structure reflected this change and this is the primary way in which the Chief Operating Decision Maker (CODM) was provided with financial information. The CODM assesses performance and allocates resources based on consolidated results of operations. The directors believe that the CODM is the Chief Executive Officer and the Executive Committee of the Company. The result of this re-organization is that the Company has one reportable segment, namely the IP Group (IPG).

Overview

ARM designs the technology that lies at the heart of advanced digital products, from wireless networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32/64-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. The Company licenses this technology to semiconductor companies which, in turn, manufacture, market and sell microprocessors and related products. ARM has developed an innovative, IP-centered and market-driven business model in which it neither manufactures nor sells the products incorporating ARM technology, but concentrates on the research and development, design and support of the ARM architecture and supporting development tools and software. ARM provides a total system solution that offers a fast, reliable path to market for leading electronics companies.

The Company’s revenues in 2015 increased in US dollars, being the primary currency of revenues generated, by approximately 15% whilst the semiconductor industry (excluding memory and analog) US dollar revenues as a whole increased by about 1% during the period October 1, 2014 to September 30, 2015 (source: Semiconductor Industry Association). This period is, in the Company’s opinion, relevant for comparison purposes because the Company’s royalty revenues are recognized when the Company receives notification from the customer of product sales, and such notification is typically received in the quarter following shipment of the product by the customer. Looking ahead to 2016, semiconductor industry revenues are generally anticipated to continue to grow modestly compared to 2015 (source: Gartner) and the Company is well positioned to continue to outperform the industry.

In 2015, the Company has remained both profitable and cash generative. On operating profits of £406.1 million, cash inflows from operating activities were £379.5 million, following which cash had been returned to shareholders through dividends of £107.8 million. At the end of the year, the Company reported cash, cash equivalents and short- and long-term deposits, net of accrued interest of £950.9 million.

Revenues

The Company’s revenues are classified as either “Product Revenues,” consisting of license fees, sales of development systems and royalties, or “Service Revenues,” consisting of revenues from support, maintenance and training. The most significant component of ARM’s total revenues are license fees and royalty income which together accounted for approximately, 90%, 91% and 92% of total revenues in 2013, 2014 and 2015, respectively.

Revenues from license fees accounted for approximately, 40%, 45% and 39% of total revenues in 2013, 2014 and 2015 respectively. License fees as a percentage of total revenues will be affected by fluctuations in royalties and in demand for ARM’s development systems and support and maintenance services. These products and services complement ARM’s licenses by supporting ARM’s semiconductor partners in their efforts to reduce time to market. In addition, they provide ARM with a way to support systems companies who purchase finished ARM technology-based products from semiconductor companies as well as certain software vendors whose software runs on ARM microprocessors. Growth in these complementary products and services will depend on continued success in demonstrating to semiconductor companies, systems companies and software vendors the enhanced implementation possibilities which such products and services provide for ARM technology-based products and, more generally, on continued market acceptance of the ARM architecture. Growth in these complementary products and services will also depend on whether the Company can devote sufficient engineering staff to support growth in services. Revenues from development systems and support and maintenance services represented approximately 10%, 9% and 8% of total revenues in 2013, 2014 and 2015, respectively.

Revenues from royalties accounted for approximately, 50%, 46%, 53% of total revenues in 2013, 2014 and 2015, respectively. The Company believes royalty revenue will continue to contribute a significant portion of total revenue going forward as the total number of partners and licenses increases.

As of December 31, 2015, the Company had over 420 Partners who, in turn, provide access to many other customers worldwide.

Product Revenues

License fees. Most licenses are designed to meet the specific requirements of the particular customer and can vary from rights to embed ARM technology into a customer’s own application specific product to the complete design of a SoC. See “Item 4. Information on the Company—Business Overview—License Agreements.” Over the term of a license, contractual payments can range from hundreds of thousands of dollars to several millions of dollars. The IP licensed by the Company consists of software and related documentation which enable a customer to design and manufacture microprocessors and related technology and software. A license may be perpetual or time-limited in its application. In general, the time between the signing of a license and final customer validation of the ARM technology is between 6 and 15 months with most time allocated to the period between delivery and validation of the technology. Delivery generally occurs within a short time period after the signing of a license. The licensee obtains license rights to the IP at the time of signing. In addition, the licensee obtains ownership of the licensed rights to the in-process customization as well as the completed customization. License fees are invoiced according to an agreed schedule. Typically, the first invoice is generated on signing of the contract, the second is generated on delivery of the customized IP (being the IP and other technical information relating to the product licensed) and the third and subsequent invoices are date-based milestones. No upgrades or modifications to the licensed IP are provided, except those updates and upgrades provided on a when-and-if-available basis under post-delivery service support. Following licensee validation of the ARM technology, the Company has no further obligations under the license agreement, except those under a valid post-delivery service support arrangement as mentioned above.

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

The annual impairment tests in 2015 and 2014 showed there was no impairment with respect to goodwill. Furthermore, no trigger events have been identified that would suggest the impairment of any of the Company’s other intangible assets.

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

Application of these accounting principles to potential losses that could arise from IP disputes is inherently difficult given the complex nature of the facts and law involved. Deciding whether or not to provide for loss in connection with such disputes requires management to make determinations about various factual and legal matters beyond the Company’s control. To the extent management’s determinations at any time do not reflect subsequent developments or the eventual outcome of any dispute, future income statements and balance sheets may be materially affected with an adverse impact upon our results of operation and financial position. Among the factors that the Company considers in making decisions on provisions are the nature of the litigation, claim, or assessment, the progress of the case (including progress after the date of the financial statements but before those statements are issued), the opinions or views of legal counsel and other advisers, the experience of the Company in similar cases, and any decision of the Company’s management as to how the Company intends to respond to the litigation, claim, or assessment. The fact that legal counsel is unable to express an opinion that the outcome will be favorable to the Company does not necessarily mean that the above conditions for accrual of a loss are met.

Results of Operations

The following table sets forth, for the periods indicated, the percentage of total revenues represented by certain items reflected in the Company’s consolidated statements of operations.

	Year ended December 31,
	2013	2014	2015
	%	%	%
Revenues
Product revenues	95.2	95.4	95.8

	Year ended December 31,
	2013	2014	2015
	%	%	%

Service revenues	4.8	4.6	4.2
Total revenues	100.0	100.0	100.0
Cost of revenues
Product costs	3.5	2.9	2.2
Service costs	2.0	1.9	1.9
Total cost of revenues	5.5	4.8	4.1
Gross profit	94.5	95.2	95.9
Operating expenses
Research and development	28.4	28.2	28.7
Sales and marketing	12.5	11.7	11.0
General and administrative	17.9	16.4	14.3
Total operating expenses before exceptional items	58.8	56.3	54.0
Exceptional items (1)	14.2	-	-
Total operating expenses after exceptional items	73.0	56.3	54.0
Profit from operations	21.5	38.9	41.9
Investment income	1.9	1.4	1.2
Interest payable	0.0	0.0	0.0
Share of results of joint venture	(0.6)	(0.4)	(0.3)
Profit before tax	22.8	39.9	42.8
Tax	8.1	7.7	7.8
Profit for the year	14.7	32.2	35.0

____________________

(1)	The exceptional items in 2013 relate to a contribution to a full and final settlement of certain patent related litigation and the impairment of an available-for-sale financial asset acquired as part of a transaction to acquire rights to a patent portfolio.

The following table sets forth, for the periods indicated, our total revenues in US dollars and sterling:

	Year ended December 31,
	2013		2014		2015
	£ million	$ million	£ million	$ million	£ million	$ million
Total Revenues	714.6	1,117.7	795.2	1,292.6	968.3	1,488.6
Percentage Increase (vs previous year)	24%	22%	11%	16%	22%	15%
Actual average Dollar/Sterling Exchange Rate	$1.56		$1.63		$1.54

Management analyzes product revenues in the categories of royalties, licenses and development systems. Service revenues consist of support, maintenance and training income. The following table sets forth, for the periods indicated, the amount of total revenues represented by each component of revenue:

	Year ended December 31,
	2013	2014	2015
	£ million
Product Revenues
Royalties	358.3	362.5	510.0
Licenses	285.6	361.2	380.6
Software and tools	36.4	35.0	37.3
	680.3	758.7	927.9
Service Revenues
Support, Maintenance and Training	34.3	36.5	40.4
Total Revenues	714.6	795.2	968.3

Product revenues. Product revenues consist of license fees, sales of development systems and royalties. Product revenues for 2013, 2014 and 2015 were £680.3 million, £758.7 million and £927.9 million, respectively, representing approximately 95% of total revenues in each of 2013 and 2014, respectively and 96% of total revenues in 2015. Product revenues in US dollars, being the primary currency of revenues generated, increased from $1,063.9 million in 2013 to $1,233.8 million in 2014 and increased further to $1,425.3 million in 2015.

License revenues increased from £285.6 million in 2013 to £361.2 million in 2014 and further increased to £380.6 million in 2015, representing approximately 40%, 45% and 39% of total revenues in 2013, 2014 and 2015, respectively. License revenues in US dollars increased from $447.9 million in 2013 to $580.8 million in 2014 and increased further to $587.9 million in 2015.

The portfolio of licensable products comprises a rich mix of proven ARM technology, such as the ARM7, ARM9, ARM11 and Cortex families of products and the Mali 3D graphics processors as well as Physical IP and other peripherals.

	Year ended December 31,
	2013	2014	2015
	(number or % of license revenue)
Licenses
New processor licenses signed	121	163	173
License Revenues
Cortex family processors	45%	46%	38%
Long term licenses with certain strategic customers	23%	21%	29%
Graphics Processor	7%	7%	7%
Other Core license revenue	1%	1%	0%
Non-Core	9%	11%	12%
Physical IP	15%	14%	14%
Total	100%	100%	100%

Over 39 companies became new ARM Partners in 2015 (2014: 30 new ARM Partners), bringing the total number of semiconductor Partners to over 420 at the end of the year. This total number of semiconductor partners was net of those companies that have signed licenses with ARM in the past but have since been acquired by other companies or who no longer have access to ARM technology for other reasons.

During 2015, 26 licenses were signed for ARM’s most advanced processor technology, ARMv8-A, bringing the accumulated total of licenses for this technology to 89 (excluding licenses that are no longer expected to generate royalties).

License revenues from non-core products, covering items such as platforms, peripherals, embedded trace modules, embedded software, data engines, models and sub-systems were £45.2 million in 2015 compared to £39.5 million in 2014 and £26.0 million in 2013.

By the end of 2015, ARM had signed a total of 111 physical IP platform licenses resulting in license revenues of £53.9 million in 2015 compared to £52.1 million in 2014 and £41.2 million in 2013, representing approximately 14% of total license revenues in 2015, 14% in 2014 and 14% in 2013.

In 2015, ARM continued to develop leading-edge physical IP which enables the optimized implementation of SoC designs and to sign synergistic licenses that have been enabled by the combination of ARM and Artisan. Cortex-A class processors benefit from physical IP optimized for high performance and low power on advance process nodes; and Cortex-M class processors benefit from physical IP optimized for low performance and low power on mature process nodes. 13 licenses were signed for processor optimization packages in 2015, bringing the total number of licenses for this technology to 85.

Revenues from the sale of development systems decreased from £36.4 million in 2013 to £35.0 million in 2014 and increased to £37.3 million in 2015, representing approximately 5% of revenues in 2013, 4% in 2014 and 4% in 2015. Development systems revenues in US dollars increased slightly from $57.1 million in 2013 to $57.3 million in 2014 and decreased slightly to $57.2 million in 2015. The increase in 2013 to 2014 was due to the greater demand for the Company’s products required to support processor products with this demand remaining stable in 2015.

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

Royalties increased from £358.3 million in 2013 to £362.5 million in 2014 and further increased to £510.0 million in 2015, representing, 50%, 46%, and 53% of total revenues in 2013, 2014 and 2015, respectively. US dollar royalty revenues increased from $558.9 million in 2013 to $595.7 million in 2014 and further increased to $780.2 million in 2015. Processor volume shipments increased from 10.4 billion units in 2013 to 12.0 billion units in 2014 and further increased to 14.8 billion units in 2015, representing an increase of 23% compared to 2014. Industry analysts believe that worldwide unit shipments of smartphones grew around 12% in 2015. As more ARM technology is typically incorporated into feature-rich handsets, the Company benefited from the higher proportion of smartphones being shipped in the year. Beyond mobile, the Company also continued to gain share in all target end-markets including mobile computing, network infrastructure and microcontrollers.

Royalty revenues grew 31% in 2015, faster than unit volumes which grew at 23%.  This was primarily due to the mix of products being sold by our customers in 2015.  Our customers reported strong growth in the high-value application processors for use in mobile computing devices and networking infrastructure applications.  In addition, as some of these applications processors contained our latest ARMv8-A technology, we also benefited from a higher royalty percentage per chip.  Although we also saw growth in the number of lower-cost chips such as microcontrollers and smartcards, the net effect was for royalty revenue to grow faster than unit volumes.

US dollar revenues from royalties increased 7% in 2014 compared with 2013. The greater increase in royalty units shipped of 16% was due to the mix of products sold by customers during the year. There was an increase in demand for ARM-based microcontrollers in 2014 which typically have a lower royalty per chip. Although growth continued in high-end smartphones where the royalty per chip is typically higher, it was slower than in previous years and slower than the growth in shipments of ARM-based microcontrollers.

	Year ended December 31,
Royalties	2013	2014	2015
	£ million
Processor	317.5	326.0	463.1
Physical IP	40.8	36.5	46.9
		Units
		billion
Processor	10.4	12.0	14.8

The following table presents a breakdown of processor unit shipments by type:

Processor Series	2013 Unit Shipments	2014 Unit Shipments	2015 Unit Shipments
ARM7, ARM9 & ARM11	49%	41%	33%
Cortex-A	17%	19%	18%
Cortex-R	4%	4%	7%
Cortex-M	30%	36%	42%

The following table presents a breakdown of processor unit shipments by main market areas:

Main Market Areas	2013 Unit Shipments	2014 Unit Shipments	2015 Unit Shipments
Mobile	49%	45%	44%
Enterprise	18%	16%	13%
Home	5%	5%	5%
Embedded	28%	34%	38%

The Company expects royalty revenues to grow over the medium-term although they may be subject to significant fluctuations from quarter to quarter. The total number of partners shipping ARM technology-based products at the end of 2015 was 174 after taking into account corporate activity within the ARM partnership. 25 companies were paying royalties for physical IP products at the end of the year.

Service revenues. Service revenues consist of support, maintenance and training. Service revenues increased from £34.3 million in 2013 to £36.5 million in 2014 and further increased to £40.4 million in 2015, representing 4% of total revenues in 2015 (2014: 5%; 2013: 5%). Service revenues in US dollars, increased from $53.8 million in 2013 $58.8 million in 2014 and further increased to $63.3 million in 2015.

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

	Year ended December 31,
	2013	2014	2015
	%	%	%
Revenue by destination:
North America	39	41	38
Japan	7	7	7
Asia Pacific, excluding Japan	45	43	48
Europe	9	9	7
Total	100	100	100

Product costs. Product costs are limited to variable costs of production such as the costs of manufacture of development systems, amortization of third-party technology licenses, cross-license payments to collaborative partners and time of engineers on physical IP projects.

	Year ended December 31,
	2013		2014		2015
Product costs	£24.7	m	£22.6	m	£21.5	m
As a percentage of total revenue	3%		3%		2%
Product Gross Margin	96%		97%		98%

Product costs decreased in 2015 and in 2014 due primarily to the fluctuation in direct costs related to physical IP products depending on the mix of customized and non-customized products. In 2015, development systems costs made up 13% (2014: 16%; 2013: 11%) of total product costs, physical IP related direct costs accounted for 80% (2014: 81%; 2013: 87%) and the balance related to third-party licenses and cross-license payments.

Service costs. Service costs include the costs of support and maintenance services provided to licensees of ARM technology. Cost of services was £14.6 million in 2013, £15.2 million in 2014 and £17.8 million in 2015. The gross margins earned on service revenues were approximately 57% in 2013, 58% in 2014 and 56% in 2015. In 2014 and 2015, the increase in service costs was largely due to increasing staff costs as the Company grows.

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

	At December 31,
Maturity profile of backlog	2014	2015
Next two quarters (Q1 and Q2)	29%	24%
Subsequent two quarters (Q3 and Q4)	21%	23%
Greater than twelve months	50%	53%
Total	100%	100%

	At December 31,
Backlog composition	2014	2015
Processors	75%	78%
Physical IP	12%	7%
Support & Maintenance and Others	13%	15%
Total	100%	100%

At the end of 2015, backlog was slightly lower than at the beginning of the year with revenue recognized on long-term licensing deals largely being replaced by new longer-term licensing deals being signed.

Another performance indicator is the number of patent applications submitted by ARM employees. ARM incentivizes its employees to submit patent applications by awarding patent bonuses. The number of proposed patent applications submitted by ARM employees was 413 in 2015, 171 in 2014 and 210 in 2013.

Research and Development Costs

	Year ended December 31,
	2013	2014	2015
	(in millions of pounds or %)
Total	202.9	224.2	278.0
Percentage of total revenue	28%	28%	29%
Share based compensation charges (including payroll taxes)	45.1	46.9	50.7
Amortization of intangible assets acquired with business combinations	6.9	7.2	8.3
Acquisition-related charges	2.6	2.3	4.2
Normalized research and development costs	148.3	167.8	214.8
Excluding these charges the Percentage of total revenue	21%	21%	22%

Continued investment in research and development remains an essential part of the Company’s strategy as the development of new products for licensing is key to its future growth.

Average engineering headcount increased from 1,803 in 2013 to 2,173 in 2014 and further increased to 2,639 in 2015. Staff costs increased in both 2014 and 2015 as a result of the growth in headcount as well as employee cost inflation.

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

Sales and Marketing Expenditure

	Year ended December 31,
	2013	2014	2015
	(in millions of pounds or %)
Total	89.4	93.2	106.1
Percentage of total revenue	13%	12%	11%
Share based compensation charges (including payroll taxes)	12.1	12.0	12.9
Amortization of intangible assets acquired with business combinations and other acquisition related costs	0.6	0.2	0.1
Normalized sales and marketing expenditure	76.7	81.0	93.1
Excluding these charges the Percentage of total revenue	11%	10%	10%

Average headcount in sales and marketing increased from 425 in 2013 to 481 in 2014 and 498 in 2015.

Sales and marketing costs increased largely due to increased corporate marketing in 2013, 2014 and 2015.

General and Administrative Costs

	Year ended December 31,
	2013	2014	2015
	(in millions of pounds or %)
Total	128.2	131.0	138.8
Percentage of total revenue	18%	16%	14%
Share based compensation charges (including payroll taxes)	14.7	10.5	11.7
Investment-related charges/ (gain)	3.5	0.7	(5.3)
Linaro-related charges	7.0	–	7.0
Restructuring	–	8.6	–
Acquisition-related charges	1.5	0.7	1.7
Normalized general and administrative costs	101.5	110.5	123.7
Excluding these charges the Percentage of total revenue	14%	14%	13%

In 2014, general and administrative costs were higher than 2013 due to increasing costs relating to engineering platform, particularly with the completion of the Austin data center. Continued investment in our engineering platform saw costs increase further in 2015 in line with the growing business.

General and administrative average headcount was 465, up from 418 in 2014 and 370 in 2013.

Unrealized future foreign exchange gains on certain committed but not yet invoiced future revenue streams of £4.3 million (2014: gains of £9.6 million; 2013: losses of £4.5 million) were recorded in 2015. There were other foreign exchange gains of £3.3 million in 2013, a loss of £6.8 million in 2014 and a gain of £3.2 million in 2015. The foreign exchange rate between the US dollar and sterling had a range bound between $1.46 and $1.59 in 2015. The overall net charge or gain depends upon the mix and quantum of non-sterling denominated monetary assets (including cash, accounts receivable and accounts payable), embedded derivatives and currency exchange contracts.

Restructuring costs. In 2013 there were no restructuring charges. In 2014 there were restructuring costs of £8.6 million relating to a refocusing of effort following the reorganization at the beginning of 2014. In 2015 there were no restructuring charges.

Amortization of intangible assets. Licenses to use third-party technology and acquired patents are capitalized and amortized over the useful economic period that the Company is expected to gain benefit from them (generally between three and ten years). Licenses and patents totaling £23.6 million were purchased during 2001 to 2008. No licenses were purchased in 2009, 2010 and 2011. In 2012, 2013, 2014 and 2015 licenses were purchased for £1.4 million, £74.1 million, £5.1 million and £9.1 million, respectively. Amortization of these licenses amounted to £12.7 million in 2015 (2014: £11.0 million; 2013: £8.3 million). At December 31, 2015, the net book value of these assets was £60.0 million; which will be amortized over the next 8 years.

During 2008, the Company purchased Logipard AB, a video IP company in Sweden. Intangibles acquired and capitalized consisted of developed technology, customer relationships and in-process research and development and totaled £5.0 million. These assets were amortized over three to five years and the charge in 2013 was £0.9 million. These assets were fully amortized by the end of 2013.

During 2011, the Company purchased Obsidian Software Inc., a developer of verification and validation products and services, based in Texas. Intangibles acquired and capitalized consisted of patents and customer relationships and totaled £2.7 million. These assets were amortized over 3 years and the charge in 2013 was £0.9 million and in 2014 was £0.4 million. These assets were fully amortized by the end of 2014. The Company also acquired Prolific, Inc., a California-based company that develops leading-edge IC design optimization software tools. Intangibles acquired and capitalized consisted of developed technology, customer relationships and trademarks and totaled £2.4 million. These assets were amortized over 6 months to 3 years and the charge in 2013 was £0.8 million and in 2014 was £0.6 million. These assets were fully amortized by the end of 2014.

During 2013, the Company purchased Sensinode OY, a provider of software technology for the IoT. Intangibles acquired and capitalized consisted of developed technology and customer relationships and totaled £2.8 million. These assets are being amortized over five years. The charge in 2013 was £0.4 million and in 2014 was £0.6 million and in 2015 was £0.5 million. The Company also purchased

Geomerics Limited, a leader in lighting technology for the gaming and entertainment industries. Intangibles acquired and capitalized consisted of patents and customer relationships and totaled £5.0 million. These assets are being amortized over seven years. The charge in 2014 was £0.7 million and in 2015 was £0.7 million.

On May 27, 2014, the Company purchased the entire share capital of Duolog for €13.9 million in cash. Duolog, a company based in Ireland and Hungary, is a leader in design configuration and integration technology for the semiconductor industry. The acquisition strengthens the Company’s IP configuration and integration capability, helping ARM Partners design and deploy system IP and manage increasing SoC integration complexity. Intangibles acquired and capitalized consisted of developed technology of £1.7 million. These assets are being amortized over five years and the charge in 2014 was £0.1 million and in 2015 was £0.2 million.

On November 14, 2014, the Company purchased the entire share capital of Offspark BV a company providing specialized services in the field of digital security focusing on Online Security, Secure Hardware and Software and (Practical) Cryptography. The total purchase price was €1.5 million in cash. Intangibles acquired and capitalized consisted of developed technology of £1.0 million. These assets are being amortized over five years and the charge in 2014 was less than £0.1 million and in 2015 was £0.2 million.

On February 5, 2015, the Company purchased the entire share capital of Wicentric, Inc. for $3.2 million in cash. Wicentric is a provider of Bluetooth Smart software solutions focused on enabling the development of low-power wireless products. Intangibles acquired and capitalized consisted of developed technology of £0.4 million. These assets are being amortized over 5 years and the charge in 2015 was less than £0.1 million.

On April 15, 2015, the Company purchased the entire share capital of Sunrise Micro Devices, Inc (SMD) for $14.6 million. The majority of the consideration consisted of convertible loan notes (and interest accrued) with a fair value of £9.2 million ($13.5 million), with the remainder of the consideration settled in cash. SMD is a provider of radio IP solutions, including a pre-qualified, self-contained radio block and related firmware to simplify radio deployment. Intangibles acquired and capitalized consisted of developed technology of £4.6 million. These assets are being amortized over 5 years and the charge in 2015 was £0.6 million.

On July 30, 2015, the Company purchased the entire share capital of Discretix Inc (trading as Sansa Security, Inc.) for $71.3 million in cash. Sansa Security is a provider of hardware security IP and software for advanced system-on-chip components deployed in IoT and mobile devices. Intangibles acquired and capitalized consisted of developed technology of £8.5 million and IPRD of £3.0 million. These assets are being amortized over 4 to 7 years and the charge in 2015 was £1.0 million.

On October 19, 2015, the Company acquired the trade and certain assets of Carbon Design Systems Limited for $24.4 million in cash. Carbon is a leading supplier of cycle-accurate virtual prototyping solutions, to deliver design optimization, time-to-market and cost-efficiency gains for its Partners. Intangibles acquired and capitalized consisted of developed technology of £4.7 million and customer relationships of £1.2 million. These assets are being amortized over 2 to 6 years and the charge in 2015 was £0.3 million.

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

In Q4 2013, the trust made a strategic decision not to pursue a licensing program and the portfolio was put up for sale by auction. The Company acquired the patents in January 2014 for $4.0 million (£2.4 million) which has been accounted for as an additional intangible asset. As there was no longer an expectation of any future cash flows with respect to licensing of the patents by the Trust, the available-for-sale financial asset has been impaired down to the value of the Company’s share of the auction proceeds as at December 31, 2013, giving rise to an exceptional charge in 2013 of $98.5 million (£59.5 million) in the financial statements for 2013, with a tax impact of £18.3 million. During 2014, there was amortization of £4.9 million and at December 31, 2014, the net book value of these assets was £32.5 million. During 2015, there was amortization of £4.9 million and at December 31, 2015, the net book value of these assets was £27.6 million.

Interest. Net investment income decreased from £13.1 million in 2013 to £11.0 million in 2014 and increased to £11.8 million in 2015. The increase in 2015 was mainly due to a larger cash balance, though lower interest rates reduced the impact of these higher balances. The decrease in 2014 was mainly due to lower interest rates. Cash was invested for periods of up to two years although more typically for periods of less than one year. Interest received in 2013, 2014 and 2015 included £0.1 million relating to a charitable interest free loan made by the Company in 2010.

Profit before tax. Profit before tax was £162.6 million in 2013, £316.5 million in 2014 and £414.8 million in 2015, representing 23%, 40% and 43% of total revenues, respectively. In 2013, higher revenues have been offset by the cost of exceptional items. In 2014 and 2015, revenues continued to rise giving rise to the higher profit margin.

Share of results of joint venture. On December 4, 2012 the joint venture, Trustonic Limited, of which the Company holds a 50% share, commenced trading. The initial investment value amounted to £7.5 million. The Company’s share of the results of Trustonic in 2015 was a loss of £3.1 million (2014: loss of £3.5 million; 2013: loss of £4.0 million).

Tax charge. The Company’s effective tax rates were 36% in 2013, 19% in 2014 and 18% in 2015. In 2013, the tax rate increased primarily due to the exceptional cost relating to the impairment of the available-for-sale financial asset which gave rise to an unrecognized deferred tax asset The introduction of the UK patent box regime from April 2013 partially offset this impact. In 2014, the effective tax rate was lower in the absence of exceptional non-deductible costs. In addition, the continued phasing-in of the UK patent box regime caused the tax rate to be lower in 2014 and 2015.

Foreign Currency Fluctuations

Foreign currency fluctuations. The Company’s earnings and liquidity are affected by fluctuations in foreign currency exchange rates, principally the US dollar rate, as most of the Company’s revenues and cash receipts are denominated in US dollars while a high proportion of its costs are in sterling.

The Company hedges its currency exposure using forward contracts for the sale of US dollars, which are entered into with major banks. The Company also uses currency options for a limited proportion of its dollar exposure. The fair values of the currency exchange contracts outstanding at December 31, 2013, 2014 and 2015 are disclosed in Note 16 to the Consolidated Financial Statements. The settlement period of the forward contracts outstanding at December 31, 2015 was between January 5, 2016 and December 19, 2016. The settlement period of the forward contracts outstanding at December 31, 2014 was between January 7, 2015 and August 13, 2015. The settlement period of the option contracts outstanding at December 31, 2015 was between January 19, 2016 and December 30, 2016. The settlement period of the option contracts outstanding at December 31, 2014 was between January 5, 2015 and June 30, 2016.

Contingencies and Loss Provisions

The accounting policy with respect to loss provisions is described in “—Operating Results—Critical Accounting Policies and Estimates—Provisions” above. IP disputes to which we are party are described in “Item 8. Financial Information—Legal Proceedings.” The provision for such disputes as of December 31, 2015 was £2.5 million (2014: £2.5 million; 2013: £nil). Based on the facts and circumstances surrounding any disputes, the Company does not expect any such dispute to result in a material cash outflow.

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

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations primarily through cash generated from operations. Over the previous three years we have also received £22.1 million in cash from the issuance of shares and transfers of treasury shares to employees who have exercised options in the Company.

The Company’s operating activities provided net cash of £315.3 million, £341.6 million and £379.5 million in 2013, 2014 and 2015, respectively.

Accounts receivable increased by £19.8 million in 2013, increased by £4.0 million in 2014 and further increased by £37.2 million in 2015. Days’ sales outstanding were 47 at December 31, 2013, 40 at December 31, 2014 and 25 at December 31, 2015. In 2013, 2014 and 2015, increased licensing activity resulted in an increase in accounts receivable. Included within accounts receivable are amounts recoverable on contracts. Prepaid expenses and other assets increased by £8.8 million in 2013, increased by £9.9 million in 2014 and increased by £17.4 million in 2015. The 2015 increase in prepaid expenses and other assets was mainly due to an increase in government grant receivables. Inventories remained at similar levels in 2015, 2014 and 2013. There have been no other significant movements in other current assets.

Accounts payable increased by £1.1 million in 2013, increased by £4.5 million in 2014 and increased by £0.4 million in 2015. Movements in the accounts payable balance reflect the timing of receipt of invoices from suppliers. Accrued and other liabilities increased by £8.3 million in 2013, decreased by £11.6 million in 2014 and increased by £22.5 million in 2015. The decrease in 2014 was due to the lower bonus accrual for 2014. The increase in 2015 was due to higher bonus accrual.

At December 31, 2015, the Company recorded £154.6 million of deferred revenues (2014: £173.0 million; 2013: £199.2 million). Deferred revenues are an element of customer backlog, and represent amounts invoiced to customers not yet recognized as revenues in the income statement. Similarly, the Company recorded £51.2 million of amounts recoverable on contracts (“AROC”) at December 31, 2015, compared to £5.6 million and £9.1 million at December 31, 2013 and 2014, respectively. AROC represents amounts that have been recognized as revenue in the income statement but are yet to be invoiced to customers. Both deferred revenue and AROC fluctuate due to the maturity profile of ARM’s products, and invoicing milestones within contracts. At December 31, 2015, £44.5 million of deferred revenue is expected to be recognized after more than one year.

The Company believes that, given its current level of business, it has sufficient working capital for the foreseeable future.

Cash flow from operations has been used to fund the working capital requirements of the Company as well as capital expenditure. Cash outflow from capital expenditure in 2015 was £30.5 million for property, plant and equipment and £10.5 million for other intangible assets, compared with £20.4 million for property, plant and equipment and £10.0 million for other intangible assets in 2014 and £13.5 million and £31.8 million in 2013, respectively. In 2014, capital expenditure on property, plant and equipment was higher due to the investment in a data center at the Company’s Austin site. The level of expenditure on intellectual properties licenses was considerably lower in 2014. In 2015, capital expenditure on property, plant and equipment increased with investment in the new Austin office facility. The level of expenditure on intellectual properties licenses remained consistent in 2015.

In 2013, the Company made two acquisitions: Sensinode Oy and Geomerics Limited. The total expenditure, net of cash acquired, on these acquisitions was £21.1 million. The Company also made additional payments of £2.0 million and £0.6 million in respect of the acquisitions of Obsidian and Prolific, respectively, for time-based and performance bonuses due under the acquisition agreements.

On May 27, 2014, the Company purchased the entire share capital of Duolog for €13.9 million in cash. Duolog, a company based in Ireland and Hungary, is a leader in design configuration and integration technology for the semiconductor industry. The acquisition strengthens the Company’s IP configuration and integration capability, helping ARM Partners design and deploy system IP and manage increasing SoC integration complexity.

On November 14, 2014, the Company purchased the entire share capital of Offspark BV a company providing specialized services in the field of digital security focusing on Online Security, Secure Hardware and Software and (Practical) Cryptography. The total purchase price was €1.5 million in cash.

In 2014 the Company also made additional payments of £1.8 million, £0.4 million and £0.1 million in respect of the acquisitions of Obsidian, Prolific and Sensinode, respectively, for time-based and performance bonuses due under the acquisition agreements.

On February 5, 2015, the Company purchased the entire share capital of Wicentric, Inc. for $3.2 million in cash. Wicentric is a provider of Bluetooth Smart software solutions focused on enabling the development of low-power wireless products.

On April 15, 2015, the Company purchased the entire share capital of SMD for $14.6 million. The majority of the consideration consisted of convertible loan notes (and interest accrued) with a fair value of £9.2 million ($13.5 million), with the remainder of the consideration settled in cash. SMD is a provider of radio IP solutions, including a pre-qualified, self-contained radio block and related firmware to simplify radio deployment. Intangibles acquired and capitalized consisted of developed technology of £4.6 million.

On July 30, 2015, the Company purchased the entire share capital of Discretix Inc (trading as Sansa Security, Inc.) for $71.3 million in cash. Sansa Security is a provider of hardware security IP and software for advanced system-on-chip components deployed in IoT and mobile devices.

On October 19, 2015, the Company acquired the trade and certain assets of Carbon Design Systems Limited for $24.4 million in cash. Carbon is a leading supplier of cycle-accurate virtual prototyping solutions that deliver design optimization, time-to-market and cost-efficiency gains for its Partners.

In 2015, the Company also made additional payments of £1.1 million, £0.2 million, £0.3 million and £0.3 million resulting from the acquisitions of Prolific, Geomerics, Duolog and Sensinode, respectively, for time-based and performance bonuses due under the acquisition agreements.

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

In 2013, the Company invested £5.0 million in Cambridge Innovation Capital plc and in 2014, invested £1.3 million in Pragmatic Printing. In addition the Company further invested £3.8 million in various existing investments.

From time to time the Company has bought back shares in order to supplement dividends in returning surplus funds to shareholders. The Company did not buy back any shares during 2013. In 2014, the Company bought back shares with a total value of £66.9 million and in 2015, the company bought back shares with a total value of £92.2 million. Dividends totaling £107.8 million were paid to shareholders in 2015 (2014: £86.1 million; 2013: £68.9 million). In aggregate, the Company has returned more than £900 million to shareholders since 2004 through buy-backs and dividends. Share option exercises in 2015 gave rise to a £9.4 million cash inflow to the Company compared to £6.8 million in 2014 and £5.9 million in 2013.

Cash, cash equivalents and short- and long-term deposits, net of accrued interest at December 31, 2015 were £950.9 million compared to £861.7 million at December 31, 2014 and £706.3 million at December 31, 2013.

Our cash requirements depend on numerous factors, including: our ability to generate revenues from new and existing licensing and other agreements; expenditures in connection with ongoing research and development and acquisitions and disposals of and investments in complementary technologies and businesses; competing technological and market developments; the cost of filing, prosecuting, defending and enforcing patent claims and other IP rights; the purchase of additional capital equipment; fluctuations in foreign exchange rates; and capital expenditures required to expand our facilities. Changes in our research and development plans or other changes affecting our operating expenses may result in changes in the timing and amount of expenditures of our capital resources.

RESEARCH AND DEVELOPMENT

Research and development is of major importance and, as part of its research activities, the Company collaborates closely with universities worldwide, and plans to continue its successful engagement with the University of Michigan. Key areas of product development for 2015 include the development of further energy-efficient, high-performance engines for both data and control applications such as ARM cores based on the next generation of the ARM architecture that includes support for 64-bit processing. The Company is investing in future physical IP development, including lower-power, low-leakage technologies for both bulk Complementary Metal-Oxide Semiconductor (“CMOS”) and SOI processes to ensure leadership in this market. In addition, the Company will deliver development tools, graphics processors and fabric IP to enable its customers to design and program SoC products. The Company incurred research and development costs of £278.0 million in 2015, £224.2 million in 2014 and £202.9 million in 2013. See “Item 4. Information on the Company—Business Overview—Research and Development” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations—Research and development costs” above.

OFF-BALANCE SHEET ARRANGEMENTS AND AGGREGATE CONTRACTUAL OBLIGATIONS

Our major outstanding contractual commitments relate to rental of office facilities and certain equipment under non-cancelable operating lease agreements which expire at various dates through 2025. Our contractual commitments as of December 31, 2015 were as follows:

	Payments due by period (£ million)
	Total	Less than 1 year	2-3 years	4-5 years	Thereafter
Operating leases	112.8	35.1	46.5	16.2	15.0
Finance leases	11.3	5.2	6.1	–	–
Capital purchase commitments (including expenditure on investments)	10.7	10.7	–	–	–
Total	134.8	51.0	52.6	16.2	15.0

The Company does not have any off-balance sheet arrangements with unconsolidated entities or other persons.

Item 6. Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

The directors of the Company (each, a “director,” and together, the “directors”) at February 15, 2016 were as follows:

Name(1)	Age	Term Expires	Position
Stuart Chambers	59	2016(2)	Chairman (from March 1, 2014)
Simon Segars	48	2016	Chief Executive Officer; Director
Chris Kennedy	52	2016	Chief Financial Officer; Director

Name(1)	Age	Term Expires	Position
Mike Muller	56	2016	Chief Technology Officer; Director
Lawton Fitt	62	2016(2)	Independent Non-Executive Director (from September 1, 2015)
Janice Roberts	60	2016(2)	Independent Non-Executive Director
Larry Hirst	64	2016(2)	Independent Non-Executive Director
Andy Green	60	2016(2)	Senior Independent Non-Executive Director
Stephen Pusey	54	2016(2)	Independent Non-Executive Director (from September 1, 2015)
John Liu	52	2016(2)	Independent Non-Executive Director

____________________

(1)	The address for each listed director is c/o ARM Holdings plc, 110 Fulbourn Road, Cambridge CB1 9NJ, England.

(2)	Non-Executive Directors are normally appointed for three-year terms subject to election or re-election each year at the Annual General Meeting (“AGM”).

Stuart Chambers, age 59, Stuart Chambers joined the Board as Chairman designate on January 27, 2014 and became Chairman on March 1, 2014. He brings a strong track record and a wealth of board and executive experience both in the UK and globally. Up to 2009 he was the Group Chief Executive of Nippon Sheet Glass Group, which acquired Pilkington plc in 2006, where he was Chief Executive. Prior to the glass industry, Stuart held a number of senior positions at Mars, Inc., having previously spent ten years in several European roles at Royal Dutch Shell plc. He is Chairman of Rexam plc. He has also served in the past as a non-executive director on four other plc boards and chaired three remuneration committees.

Simon Segars, age 48, Chief Executive Officer. Simon Segars joined the Board in January 2005 and was appointed Chief Executive Officer on July 1, 2013. His previous roles include President, leading the IP divisions and representing them on the Board. EVP and General Manager of the Processor and Physical IP Divisions and prior to that, EVP, Engineering, EVP, Worldwide Sales and EVP, Business Development. He joined ARM in early 1991 and worked on many of the early ARM CPU products. He led the development of the ARM7™ and ARM9™ Thumb® families. He holds a number of patents in the field of embedded CPU architectures. He is a director of the Global Semiconductor Alliance and the EDA Consortium. He is a non-executive director of Dolby Laboratories, Inc.

Mike Muller, age 56, Chief Technology Officer. Mike Muller was one of the founders of ARM. Before joining the Company, he was responsible for hardware strategy and the development of portable products at Acorn Computers. He was previously at Orbis Computers. At ARM he was VP, Marketing from 1992 to 1996 and EVP, Business Development until October 2000 when he was appointed Chief Technology Officer. In October 2001, he was appointed to the board. He is a director of Intelligent Energy Limited, Trustonic Limited and Cambridge Innovation Capital plc.

Lawton Fitt, age 62, Independent Non-Executive Director. Lawton Fitt joined the Board on September 1, 2015. Lawton was previously an investment banker with Goldman, Sachs & Co., becoming a partner in 1994 and a managing director in 1996, before retiring in 2002. She then served as Secretary (CEO) of the Royal Academy of Arts from October 2002 to March 2005. Lawton is currently an independent non-executive director of Ciena Corporation (where she also chairs the audit committee), Carlyle Group LP and The Progressive Corporation; and she is a trustee of Thomson Reuters Founders Share Company, having served on the board of Thomson Reuters Corporation until 2014.

Janice Roberts, age 60, Independent Non-Executive Director. Janice Roberts joined the Board in January 2011. She is a Partner at Benhamou Global Ventures, a Silicon Valley based venture capital firm, where she invests in early stage technology companies. Prior to that, she was a Managing Director of the Mayfield Fund from 2000 to 2013, where she invested in the mobile, wireless, communications and consumer technology industries. Previously, she held various executive positions at 3Com Corporation, including President Palm Computing, President 3Com Ventures and Senior Vice President, Business Development and Global Marketing. Prior to 3Com she was Managing Director of BICC Data Networks Ltd. She is a non-executive director of RealNetworks, Inc., Zebra Technologies Corporation and a director of several private technology companies in the US.

Larry Hirst, age 64, Independent Non-Executive Director. Larry Hirst joined the Board in January 2011. He is the former Chairman of IBM Europe, Middle East and Africa. He retired from IBM in 2010 having previously held a wide range of senior positions since joining the company in 1977. He currently chairs the Imperial College Data Science Institute Advisory Board. He is the Senior Independent Director at MITIE Group plc and an

Ambassador to Everywoman and Black British Business. Former roles include being a UK Business Ambassador, a Commissioner for the Commission for Employment and Skills, and Chair of e-skills UK (the UK Sector Skills Council for Business and Information Technology) and he was also on the International Advisory Board for British Airways. He was awarded a CBE in 2006.

Andy Green, age 60, Senior Independent Non-Executive Director. Andy Green joined the Board in February 2011. He was CEO of Logica plc from 2008 to 2012 and was on the board of BT Group from 2001 to 2007. He is Deputy Chair of The Tech Partnership, President UK Space, and is on the board of the CBI. He is a Companion of the Chartered Management Institute. He has attended audit, risk and remuneration committee meetings over many years during his executive roles and he currently chairs two nomination committees and is a member of a remuneration committee. He is the Chairman of IG Group Holdings plc, Dock On AG, and Digital Catapult Limited. He is also a non-executive director of Avanti Communications Group plc.

John Liu, age 52, Independent Non-Executive Director. John Liu joined the Board on 1 December 2014. He is also a member of the Board of Trustees of Beijing Normal University Education Fund. Former roles include senior executive positions in various companies including as Corporate Vice President and Head of Greater China for Google Inc.; China CEO of SK Telecom Co., Ltd in Korea and Country Director of Greater China of Singapore Telecommunications Limited. He is based in China. He is a non-executive director of Digital China Holdings and China Eastern Airlines e-commerce Co.

Chris Kennedy, age 52, Chief Financial Officer. Chris Kennedy joined the Board as Chief Financial Officer on 1 September 2015. He brings to ARM more than 20 years of international experience in senior financial roles in a broad range of sectors, most recently at easyJet plc where he was CFO from 2010 onwards and a key part of the management team that transformed its performance. Prior to this he worked at EMI plc and was appointed to the board of EMI’s holding company, Maltby Ltd in 2008 as CFO and then Chief Investment Officer. He is a director of The EMI Group Archive Trust.

Stephen Pusey, age 54, Independent Non-Executive Director. Stephen Pusey joined the Board on 1 September 2015. Stephen was until recently Chief Technology Officer of Vodafone Group plc, retiring at Vodafone’s annual general meeting on July 28, 2015. He joined Vodafone in September 2006 and joined the board in 2009. Prior to joining Vodafone, Stephen held the positions of Executive Vice President and President Nortel Networks EMEA, having joined Nortel in 1982. Stephen is also an independent non-executive director of Centrica plc and of FireEye, Inc.

Election and re-election of Directors

In line with the provisions of the UK Corporate Governance Code 2014, all directors will present themselves for re-election (if eligible) unless the directors have agreed otherwise.

Executive Officers

Name(1)	Age	Position
Simon Segars	48	Chief Executive Officer; Director
Chris Kennedy	52	Chief Financial Officer; Director
Mike Muller	56	Chief Technology Officer; Director

____________________

(1)	The address for each listed executive officer is c/o ARM Holdings plc, 110 Fulbourn Road, Cambridge CB1 9NJ, England.

BOARD PRACTICES

Corporate Governance

Compliance with the UK Corporate Governance Code (September 2014) and the Sarbanes-Oxley Act 2002 (US)

The Company has complied with the provisions of the UK Corporate Governance Code (September 2014) throughout 2015 and to the date of this document. The Company also achieved full compliance with the requirements of section 404 of the Sarbanes-Oxley Act 2002 for the tenth successive year. The Company’s ADSs are listed on NASDAQ and we are therefore subject to and comply fully with NASDAQ rules, US Securities laws and Securities and Exchange Commission rules to the extent that they apply to foreign private issuers. We explain in the reports below how we applied the provisions and principles of the

FCA Listing Rules, the Disclosure and Transparency Rules, and the UK Corporate Governance Code (September 2014) throughout the year.

Board

The Board is collectively responsible for the overall conduct of the Company’s business. The Board’s core activities include:

•	providing leadership for the Company;

•	setting and reviewing the Company’s long term strategy;

•	monitoring executive management actions, standards of conduct, performance against business plans and budgets, and ensuring that the necessary financial and human resources are in place for the Company to meet its business strategy and objectives;

•	obtaining assurance that material risks to the Company are identified, defining the Company’s appetite for risk and ensuring that appropriate systems of risk management and internal control exist to mitigate such risks;

•	planning Board and executive management succession;

•	responsibility for the long-term success of the Company having regard to the interests of all stakeholders; and

•	responsibility for ensuring the effectiveness of and reporting on our system of corporate governance.

The Board is responsible for setting the level of delegated authority, whilst retaining overall responsibility for the governance of the Company.

The table below shows directors’ attendance at scheduled Board meetings, conference calls and ad hoc meetings which they were eligible to attend during the 2015 financial year:

	Board meetings attended/Board meetings eligible for		Conference calls & ad hoc meetings attended/calls and meetings eligible for
Number of scheduled meetings		5		6
Stuart Chambers	5	/5	6	/6
Simon Segars	5	/5	6	/6
Lawton Fitt (appointed September 1, 2015)	2	/2	1	/2
Andy Green	5	/5	6	/6
Larry Hirst	5	/5	6	/6
Chris Kennedy (appointed September 1, 2015)	2	/2	2	/2
John Liu	5	/5	5	/6
Mike Muller	5	/5	6	/6
Stephen Pusey (appointed September 1, 2015)	2	/2	2	/2
Janice Roberts	5	/5	6	/6
Tim Score (retired June 30, 2015)	2	/2	3	/3
Kathleen O’Donovan (retired December 31, 2015)	4	/5	6	/6

The directors have the benefit of directors’ and officers’ liability insurance.

Board meetings

Board and committee papers are circulated electronically before each meeting utilizing an online portal which also allows directors to share comments and items of interest. The business considered at each Board meeting includes the Chief Executive Officer’s report on the status of the business (incorporating industry and strategic developments) and the Chief Financial Officer’s report (incorporating financial, market and investor-related information). On a cyclical basis, Board agendas also include detailed assessments of risk, governance, Corporate Responsibility (“CR”), public affairs, performance of the business, competitive landscape, Research and Development (“R&D”) and organization/succession planning. Strategy-focused meetings are held at least twice per year.

In the event that a director is unable to attend a meeting or participate by conference call they receive and read the documents for consideration at that meeting and have the opportunity to relay their comments and, if necessary, to follow up with the Chairman or the Chief Executive Officer after the meeting.

The non-executive directors are encouraged to suggest matters for Board discussions, and in 2015 they were active in contributing to the agenda for the strategy review and ensuring the amount of time spent on strategic and operational issues was appropriately balanced.

During 2015, the non-executive directors supported the executive team to articulate and deliver the Company’s strategy in relation to China, the IoT market and ARM’s future investments. Key senior executives attend Board meetings throughout the year, which gives the non-executive directors visibility of executive talent below executive director level, direct information about business developments, and informs them about potential management succession. In particular, each year the general managers of the IP group present a review of past performance against key objectives and KPIs, and their proposals for the coming year.

During 2015, the Chairman held three meetings with the non-executive directors without the executives present, and the non-executive directors met on one occasion without the Chairman being present. In addition the Chairman had at least one face to face meeting individually with all directors of the Board and the Senior Independent non-executive Director (SID) also discussed the performance of the Chairman on an individual basis with each of the non-executive directors.

Board Activities during 2015

•	Reviewed M&A Strategy and discussed potential acquisitions;

•	Discussed the Company’s capital structure, dividends and buyback policy;

•	Debated risk appetite and the development of risk appetite statements against the corporate risk register (CRR);

•	Discussed global sales development;

•	Conducted Board effectiveness review (internal);

•	April Strategy meeting – discussed new and emerging technology segments and investment strategy;

•	Discussed CR strategy;

•	Reviewed cyber risk and ARM’s risk appetite in relation to cyber risk;

•	September Strategy meeting – received presentations from Executive Committee members and external partners in China. Discussed integration of acquisitions and succession planning; and

•	2016 budget submission.

Chairman

Main responsibilities of the Chairman include:

•	Board leadership;

•	Board effectiveness;

•	Building constructive relationships between executive and non-executive directors; and

•	Promoting the highest standards of integrity, probity and corporate governance throughout the Company.

Chief Executive Officer

Main responsibilities of the Chief Executive Officer include:

•	Executive Committee leadership;

•	Day-to-day management of the Company’s business;

•	Strategy Implementation; and

•	Stakeholder Engagement.

Chief Financial Officer

Main responsibilities of the Chief Executive Officer include:

•	Managing the financial aspects of the business; and

•	Strategy Implementation, in collaboration with the CEO and other Executive Committee members.

Independent Non-Executive Directors

Main responsibilities of the Independent Non-Executive Directors include:

•	Constructively challenging the Executive Committee in its delivery of the Company’s strategy within the established risk and governance framework;

•	Review and monitor the integrity of all information (including financial information) which is made publically available;

•	Ensure appropriate succession plans are in place and are effective;

•	Agree strategy; and

•	Establish risk appetite and monitor risks.

Senior Independent Non-Executive Director

Main responsibilities of the Senior Independent Non-Executive Director includes:

•	Acts as a sounding board for the Chairman;

•	Provides a communication channel between the Chairman and the non-executive directors;

•	Performance evaluation of the Chairman; and

•	Available to discuss matters with shareholders, if required.

Independence

The Board reviewed the independence of the non-executive directors on appointment and continues to do so on an ongoing basis. It is the policy of the Board to review the continued appointment of non-executive directors after six years’ service. Kathleen O’Donovan, having served for a total of nine years, retired from the Board on December 31, 2015. Two new independent non-executive directors have been appointed during 2015.

All our non-executive directors are regarded as independent in character, judgment and behavior, based on both participation and performance at Board and Committee meetings. There are no relationships or circumstances that are likely to affect the judgment of any of them. Stuart Chambers was regarded as independent at the time of his appointment as Chairman.

Company Secretary

Philip Davis took over the role of Secretary to the Board and Board committees from Patricia Alsop in May 2015 and all Board members have individual access to his advice. He ensures that the Board receives all relevant information in a timely manner, organizes induction and training programs for new directors, and facilitates the Board evaluation in years when this is conducted internally. He is also responsible for ensuring that the correct Board and committee procedures are followed and advises the Board on corporate governance matters. The established procedure under which directors can, where appropriate, obtain independent legal or other professional advice at the Company’s expense is also administered through him.

Board Evaluation

In accordance with Code Principles, the Board undertakes a formal and rigorous annual review of its effectiveness. Our last externally facilitated review took place in 2013 with an internally facilitated review in 2014, and in light of the significant changes to Board composition during 2015 we decided once again to undertake an internal evaluation for this year. We updated our Board effectiveness questionnaire, which was circulated as an online survey. The focus of the 2015 evaluation was the extent of progress in relation to the action areas identified in the 2014 review, and the directors’ views on the key challenges the Company will face in 2016. We intend to undertake an externally facilitated review during 2016.

2014 action areas identified	Action taken in 2015
Ensuring that the Board and committees have the skills and experience they need going forward	Following a rigorous process undertaken by the Nomination Committee, two new independent non-executive directors were appointed, including Lawton Fitt as Chairman of the Audit Committee. Consideration was given to the composition of the Board Committees, and Stephen Pusey was appointed to the Remuneration Committee from January 1, 2016. The Board continues to review the expertise and experience of its membership, and to address any perceived gaps appropriately.
Further improving the culture and dynamics in the boardroom, with each Board member developing a clear understanding of the role of the Board and their individual role	The consensus from the 2014 Board evaluation was that culture and dynamics in the boardroom improved during 2014 and directors’ roles were better defined and understood. In 2015, the directors committed to spending more time together outside the formal setting of the boardroom to enhance their relationships. This was of particular importance in helping the newly appointed directors to settle into their roles as quickly as possible and the 2015 evaluation found that Board felt that the time spent on building their relationships had been useful.
Exiting 2015 with greater clarity and a more harmonized Board view on the long-term vision for the business and the consequent strategic priorities	The consensus from the 2015 effectiveness review was that considerable progress had been achieved in this area as a result of the strong Board focus on strategic priorities in 2015. However, this remains a priority for 2016.
Continuing to enhance the induction and ongoing training process for Board members	Directors attended various ARM events including the annual ARM Partner Meeting and the ARM TechCon, other industry events and external training courses. In 2015 it was agreed that attendance at events and training courses will be formally recorded. It was decided that the induction process had operated well for the new non-executive directors.

The 2015 evaluation covered:

•	Board structure and dynamics;

•	Board meetings;

•	Meeting administration;

•	Board committees – Audit, Remuneration and Nomination;

•	Strategy review; and

•	Risk management, corporate governance and CR.

The overall conclusion was that the directors are satisfied that the Board works well and operates effectively in an environment where there is constructive challenge from the non-executive directors. They are also satisfied with the contribution made by their colleagues and that the newly appointed directors in particular have quickly been able to make a valuable contribution. There were certain areas for further action in 2016 as follows:

•	Training and development – recording training attendance and increase training opportunities

•	Focus of Board time – specific topic sessions scheduled

•	Risk management – streamline the presentation of information to the Board

•	Strategy review actions – continued enhancement of strategy sessions

Induction

A personalized induction program is arranged for new directors, tailored to their specific requirements, the aim of which is to introduce them to key executives across the business and to enhance their knowledge and understanding of the Company and its activities. In 2015, this included comprehensive induction programs for Chris Kennedy, Lawton Fitt and Stephen Pusey. Each director received a pack of information upon appointment, which included information about the Company and industry environment in which it operates, policies and procedures, the Board program and governance and risk structure. This was followed up by site visits to Cambridge and San Jose at which individual meetings with key executives were held. Whilst all directors received information to help them gain a good understanding of the Company’s operations generally, Chris Kennedy and Lawton Fitt’s inductions were focused especially on the Company’s finance operations to enable them to fulfil their specific responsibilities more effectively. Induction for the directors who joined during 2015 is ongoing.

All members of the Board are encouraged to spend time outside Board meetings with members of the Executive Committee and senior management and a number of individual meetings took place during 2015, which will continue during 2016. All Board members are invited to attend the Annual Partner Meeting in the UK, which is the Company’s key customer event of the year and/or the ARM TechCon in the US. Board members are also encouraged to attend the annual Capital Markets Day. These events offer the opportunity to understand more about the business, products, technology development roadmap, customer base and investor perspective.

Training

Board members receive guidance on the regulatory regimes and corporate governance framework that the Company operates under. In April 2015 the Board received a regular annual update from the Company Secretary on current governance topics including executive remuneration and board diversity. The Board also participated in a detailed workshop led by the Company’s external auditors in July 2015 covering recent and forthcoming developments in corporate governance, audit, reporting, financial accounting and tax. Each non-executive director sits on at least one Committee and each Committee receives training relevant to its remit through the provision of workshops led by external advisors. The Company has a commitment to training and all directors, executive or non-executive, encouraged to attend APM and TechCon in order to remain current with ARM’s technology and Partners, as well as suitable training courses at the Company’s expense.

Risk Management and Internal Control (“RMIC”)

The ARM Management System (“AMS”) is the business management and governance system used across ARM. It captures how we do business through delivery of our strategy and objectives, and details the internal controls that we need to manage risks to the long- and short- term success of the business.

AMS is extremely important for our customers, ecosystem, shareholders and people. It provides confidence that we can run this complex business in a robust way, deliver quality products that meet our customers’ needs, and ensure that the risks to achieving our business strategy and objectives are understood and managed. AMS documents the details of our governance framework and covers the entire life cycle of risk management and internal control within ARM to

•	identify the risks that may impact the delivery or achievement of business strategy and objectives;

•	design and operate the controls to manage the risks;

•	monitor the design and operating effectiveness of the controls; and

•	manage the design, residual risk treatment plans and corrective actions as necessary.

The over-arching principle of leadership and culture informs all of our work on RMIC and our internal and external assurance approach assesses the degree to which the desired behaviors and risk culture are embedded within all our business processes. We firmly believe that a strong and well-communicated culture of openness and transparency is our best and most fundamental defense against the principal risks to ARM’s business.

The AMS design, which includes financial, compliance and operational controls, is fully documented and compliance is monitored through audits and periodic controls testing during each year. The effectiveness of individual controls is also reviewed by their owners within the operations and functions of the Company to ensure efficacy and relevance. The Business Assurance and Internal Audit function reports on the design and operating effectiveness of the AMS to the Audit Committee at least twice each year. The Compliance and Audit Committees also monitor the satisfactory remediation of any identified control issues with Company level significance.

The Company fully complies with the Code’s provisions on RMIC having established procedures to implement in full the FRC “Guidance on Risk Management, Internal Control and Related Financial and Business Reporting”.

Compliance with section 404 of the Sarbanes-Oxley Act 2002 (US) has been successfully achieved for each financial year since it became effective for foreign private issuers in 2006.

Committee and management structure

The Board delegates responsibility for reviewing and monitoring the Company’s internal controls to the Audit Committee and in turn the Compliance and Risk Review Committees report to the Executive Committee with specific items such as whistleblowing and effectiveness of internal controls also being reported to the Audit Committee. Together these committees are responsible for identifying and assessing risks which may impact the Company’s business strategy and objectives, and for monitoring the effectiveness of internal controls and progress of risk treatment plans designed to further mitigate the residual risk, if judged necessary.

In addition, there are various committee, governance review team and operational review meetings that span the Company. These include the regular Executive Committee meetings chaired by the Chief Executive Officer and the weekly Business Review Meeting chaired by the Chief Operating Officer, the purpose of which is to monitor and control all main business activities and consider any other matters requiring approval. Topics reviewed include revenues, orders booked, costs, product and project delivery dates, and levels of defects found in products in development. Relevant issues are escalated to the Executive Committee which, in turn, raises relevant issues to the Board.

The Audit Committee has reviewed and approved the system of RMIC, including internal controls over the consolidation process and financial reporting, which have been in place for the year under review and up to the date of approval of the Annual Report and financial statements.

Risk Review Committee

Strategic and operational risks are identified, prioritized and reported on within the Corporate Risk Register (CRR). The CRR includes a description of the overall risk, the risk factors, the risk owner and the risk management activities including operational and oversight activities as defined in the “three lines of defense” model. The three lines of defense are defined as operational controls (first line), risk management and compliance activities (second line), and independent sources of assurance such as internal audit (third line). During 2015 the CRR was refined with the addition of risk appetite statements to reflect the acceptance of differing levels of risk across the business. Residual risks are assessed in terms of likelihood and impact on the basis that the risk management activities assigned to them are operating effectively and an overall RAG (Red, Amber, Green) rating is generated, taking the risk appetite statement into account where appropriate. Each risk on the CRR is owned by a member of the Executive Committee. Risk treatment plans are managed within the relevant objectives of the Company’s operations and functions. Risks are identified through senior management discussion (top down) and regular reporting from every part of the business (bottom up).

The Risk Review Committee typically meets on a quarterly basis to review the CRR and ensure that it remains live to the changing risk profile of the business. Each risk owner is required to review and demonstrate that risks are being appropriately managed via the internal controls and risk treatment plans, which are normally updated bi-annually. At each meeting, the Board and the Audit Committee receive copies of the minutes of the Risk Review Committee. These provide additional visibility of the range of risks, the ways in which such risks are managed, and management of the risk treatment plans to further mitigate where judged necessary. The Risk Review Committee reports formally on the CRR to the Executive Committee twice a year, where its findings are considered and challenged. These reports form the basis of regular reporting on principal risks at Board level, and facilitate the Board’s assessment of the principal risks facing the Company. The CRR, risk appetite and plans for further enhancing the Company’s risk management framework in 2016 were reviewed by the Board in July and again in November 2015 and are an integral part of monitoring the development and implementation of the Company’s strategy. Risk appetite will continue to be discussed and refined during 2016. During 2015, the Board confirmed that the level of residual risk is regarded as acceptable and within normal parameters for a company operating in ARM’s sphere of business.

Compliance Committee

The Compliance Committee oversees compliance throughout the business with all relevant standards, international regulations and trading requirements, among them; direct oversight of internal controls, financial, employment, health and safety, environmental, business continuity, customer satisfaction and security processes and policies. The Compliance Committee reports to the Executive Committee and to the Audit Committee throughout the year and its minutes are reviewed by the Audit Committee and the Board.

Disclosure Committee

The Disclosure Committee is responsible for ensuring that disclosures made by the Company to its shareholders and the investment community are accurate, complete and fairly present the Company’s financial condition in all material respects. The Disclosure Committee includes the Chairman and the Chairman of the Audit Committee, the Chief Executive and the Chief Financial Officer and meets immediately prior to each quarterly results announcement or more often as needed to consider and approve any disclosures.

Business Assurance and Internal Audit function

The remit of the Business Assurance and Internal Audit function is to provide assurance that the risk management and internal control are designed and operating effectively and that corrective action is being taken in a timely manner. Each year the Internal Audit function develops an annual audit plan. The annual audit plan is agreed by the Audit Committee, which monitors execution of the plan throughout the year. Audits are designed to assess the design and operating effectiveness of controls and recommend improvements in related processes as necessary.

The Company has certification for ISO 9001 (the international standard for Business Quality Management) ISO 22301 (Business Continuity) and ISO 27001 (Information Security) which was maintained throughout the year and was audited by Lloyd’s Register Quality Assurance (LRQA).

To demonstrate compliance with the Sarbanes-Oxley Act, the Internal Audit function also maintains the documented controls over financial reporting and confirms the operation of them either by direct testing or through a monitored self-assessment program. The management system is audited externally by LRQA, who support our COSO 2013 (Committee of Sponsoring Organizations of the Treadway Commission) entity level controls corporate integrity assessment, which covers FRC guidelines on embedding risk culture. The effectiveness of the controls over financial reporting is also monitored by the Audit Committee, which receives regular reports of the testing conducted by internal and external auditors.

Any significant control failings identified through the Internal Audit function or the external auditors are brought to the attention of the Compliance Committee and undergo a detailed process of evaluation of both the failing and the steps taken to remedy it. There were no significant control failures during 2015 or up to February 15, 2016, being the latest practicable date before the printing of this report.

Internal control management systems are designed to manage rather than eliminate the risk inherent in a fast-moving, high-technology business and can, therefore, provide only reasonable and not absolute assurance against material misstatement or loss.

During 2015, an externally facilitated review of the effectiveness of the Internal Audit function took place which concluded that the Internal Audit function delivers appropriate assurance across the business efficiently and effectively. Some areas of focus were identified and these will be considered by management as part of the business planning process, to ensure that the Internal Audit function remains effective as the business continues to grow.

Whistleblowing procedures

The Company operates a whistleblowing policy for employees to confidentially report concerns about any unethical business practices to senior management in strict confidence and without fear of recrimination, via a number of routes. The policy was last reviewed and updated during 2014 with the aim of increasing employees’ understanding of the circumstances in which they should raise concerns and the process to do this and during 2015 the effectiveness of the 2014 update was reviewed by the Compliance Committee. The Audit Committee receives details of any whistleblowing reports from the Compliance Committee.

There was one whistleblowing report in 2015, which was not found to involve any financial or other loss to the Company. It was thoroughly investigated and it was deemed appropriate that no further action was taken. In 2016 to date, there have been no whistleblowing reports.

Anti-bribery and anti-corruption measures

The Company’s Code of Business Conduct and Ethics, which is available on the Company’s website, and the Company Rules incorporate appropriate provisions to meet our obligations under the UK Bribery Act 2010. A training and communication program for all employees is in place to ensure that employees understand the requirements of the Act and the reporting procedures. Tailored communications are directed at employees in roles or working in countries that are regarded as higher risk.

Arrangements with contractors and suppliers have been and will continue to be reviewed and updated to reflect the requirements of the Bribery Act. The Compliance Committee oversees the reporting procedures and monitors and escalates reports in appropriate circumstances. There were no reports of concern during 2015 or up to February 15, 2016, being the latest practicable date before the printing of this report.

Human rights and equal opportunities

The Company has signed the Universal Declaration of Human Rights and has integrated relevant human rights principles into its policies for employees and contractors. There is growing interest worldwide in the issue of the impact of business on human rights.

As a result of our work in 2013 with Shift, a specialist NGO working on business and human rights, we are confident that our risk in this area remains low. More detail is provided in our supplemental CR reporting which can be found on our website. We have adopted a specific Human Rights Policy within our Code of Business Conduct and Ethics, in addition to our existing policies on conflict minerals, business ethics, discrimination and export controls. Our Human Rights Policy underlines our commitment to aim to avoid any adverse impact on human rights in the way we conduct our operations, and designates contact points within the senior executive team for any employee to seek advice on any issue that might have human rights implications.

The Company strives for equal opportunities for all its employees and does not tolerate any harassment of, or discrimination against, its staff. The Company endeavours to be honest and fair in its relationships with its customers and suppliers and to be a good corporate citizen, respecting the laws of the countries in which it operates.

ARM University Program

The ARM University Program aims to train the next generation of engineers on ARM and Partner based technologies through the production and dissemination of high quality teaching materials and education kits to universities worldwide. By working closely with our ecosystem using various partnership models, the program once again doubled its adopted course and laboratory base worldwide in 2015 following a similar expansion in each of 2013 and 2014.

2015 also saw the development of new educational and training materials, and e-courseware products, which have been successfully licensed to various partners worldwide. The online deployment of our educational products in particular is scaling up the program’s reach considerably. In addition, we have finalized the design of an infrastructure for an e-textbook publishing activity which will go hand-in-hand with our e-courseware production activity. To further extend the benefits of our approach, the program also developed a government relations strategy and plan in 2015, which is already bearing fruit, especially in China. Government relations are crucial to widening the adoption of standard educational formats and products, which the ARM University Program is developing for the benefit of the ARM ecosystem as well as the wider education system. Indeed, we believe that the future success of the Science, Technology, Engineering and Mathematics (“STEM”) education depends on a much closer partnership between government, industry and educational institutions including schools and universities.

The Company and our Partners are seeing an increased benefit from the ARM University Program’s activities as it educates hundreds of thousands of students worldwide in utilizing ARM technologies, preparing them for the vast and varied employment opportunities available in the ARM ecosystem.

Environmental, social, corporate governance and ethical policies

While the Company is accountable to its shareholders, it also endeavors to take into account the interests of all its stakeholders, including employees, customers and suppliers and the local communities and environments in which it operates. The Chief Executive Officer and the Chief Financial Officer take responsibility for these matters, which are considered at Board level. Full details of our CR strategy and achievements can be found in the main CR report on our website.

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

The Board encourages communication with private investors and part of the Company’s website is dedicated to providing information for all investors, including responses to frequently asked questions, the investment case, product information, press releases, RNS and Securities and Exchange Commission (“SEC”) announcements, and the Annual Report.

At present, over 29 sell-side analysts write research reports on the Company and their details appear on the Company’s website. Shareholders can also obtain telephone numbers from the website, enabling them to listen to earnings presentations and audio conference calls with analysts. In addition, webcasts or audiocasts of key presentations are made available through the website.

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

Annual General Meeting

The Board actively encourages participation at the AGM, scheduled for April 28, 2016, which is the principal forum for dialogue with private shareholders. The Circular and Notice of the AGM are being sent to shareholders concurrently with the distribution of this Report, which is well in advance of the required 21 clear days before the meeting. At the AGM, a presentation is made outlining recent developments in the business and an open question and-answer session follows to enable shareholders to ask questions about the business in general. The Chairman, who chairs the Nomination Committee, will be present at the AGM. He will arrange for the respective Chairmen of the Audit and Remuneration Committees to be available to answer questions and for all directors to attend.

All resolutions proposed at the 2016 AGM will be decided on a poll and the voting results will be published via RNS and the SEC, and made available on the Company’s website.

Audit Committee

Lawton Fitt became Chairman of the Committee on January ,1 2016, succeeding Kathleen O’Donovan who chaired the Committee from January 31 2011 until December 31, 2015. Lawton is qualified as the Committee financial expert as defined in the Sarbanes-Oxley Act 2002 (US) and has recent and relevant financial expertise in compliance with the Code provision C3.1 and DTR 7.1.1 R. Our external auditors, Chief Executive Officer, Chief Financial Officer, the VP Finance, ARM Group, the VP Business Assurance & Head of Internal Audit, the Head of Tax and the General Counsel & Company Secretary are invited to attend all meetings in order to ensure that all the information required by the Committee for it to operate effectively is available. The Company Chairman and other Board members also attend Committee meetings from time to time. In conjunction with each meeting, representatives of the Company’s external auditors have a private session with the Committee, without other management being present.

The Chairman of the Audit Committee reports to the Board on a regular basis on how the Committee has discharged its responsibilities.

The Chairman of the Committee also has separate meetings with the VP Business Assurance & Head of Internal Audit, the Chairman of the Risk Review Committee, the external auditors, the Chief Financial Officer, the General Counsel & Company Secretary, the Chief Information Officer, the VP Investor Relations and the VP Finance, ARM Group during the year. This is to discuss their ongoing work and any areas of concern, to enable certain members of management, to report on key areas of risk and control and to ensure that the agendas of the Audit Committee reflect development in the business.

During 2015, the Chairman of the Committee and the external audit partner again organized a meeting for the UK-based PricewaterhouseCoopers LLP (“PwC”) audit and tax teams and the ARM finance and tax teams to discuss the audit approach, to understand the planning for the year end, and to gain insights into the corporate governance environment, updates to financial reporting requirements and the Company’s expectations from the internal and external audit processes. We consider this to be a valuable exercise which gives the ARM finance team and the external auditors the opportunity to reflect on the previous year’s audit and helps to ensure that our audit processes are continually improved.

Audit Committee composition and meeting attendance during 2015:

Name of Director	Position	Meetings Attended/eligible meetings
Lawton Fitt (appointed September 1, 2015	Independent non-executive Director, Committee Chairman from January 1, 2016	3/3
Janice Roberts	Independent non-executive director	7/7
Andy Green	Senior Independent Director	7/7
Kathleen O’Donovan (retired December 31, 2015)	Senior Independent Director, Committee Chairman	7/7

Principal activities of the Committee during 2015 were the monitoring and reviewing of:

•	the integrity of the financial statements of the Company including any significant reporting judgments;

•	any formal announcements of the Company’s financial performance and the clarity of disclosures;

•	the Company’s risk management framework and internal controls and the effectiveness of the Company’s internal controls over financial reporting;

•	the status of Sarbanes Oxley compliance;

•	the framework for ensuring compliance with legal requirements, accounting standards, the Listing Rules of the Financial Conduct Authority (“FCA”) and the requirements of the SEC;

•	the assessment of going concern in advance of its consideration by the Board;

•	whether the Annual Report and Accounts, taken as a whole, are fair, balanced and understandable;

•	the work and results of Business Assurance and Internal Audit in relation to the 2015 Audit Plan and approving the Audit Plan for the 2016 Audit plan;

•	the effectiveness and integrity of the 2015 external audit process; including assessing the external auditors’ independence and objectivity, the effectiveness of the audit process and fees, the engagement of the external auditors to supply non-audit services and assessing their nature, extent and cost effectiveness; as well as making recommendations to the Board in relation to the appointment, remuneration and resignation or dismissal of the Company’s external auditors;

•	the process and procedures whereby employees can raise concerns regarding potential impropriety; and

•	the effectiveness of the Audit Committee and our own Terms of Reference.

The integrity of financial reporting and review of significant issues

The Committee reviewed the integrity of the financial statements of the Company and all formal announcements relating to the Company’s financial performance. Each quarter, the Committee reviewed accounting papers prepared by management on areas of financial reporting judgment and matters giving rise to exceptional items. These included:

•	consideration of the accounting treatment of substantial transactions, including any judgmental matters in relation to revenue recognition for major license contracts with customers, which concluded that revenue had been accounted for appropriately;

•	consideration of the identification of the Company’s operating segments and cash generating units and presentation of non-reportable segments of the Company which concluded that the business still has one reportable segment;

•	review of the Adjusted Performance Measures (APMs) used by the Company and referred to as normalized performance measures. Our aim is to ensure they are properly derived , consistently treated and transparently presented, and are appropriately balanced with regard to the required IFRS measures;

•	consideration of the judgments surrounding the goodwill impairment review performed in the fourth quarter of 2015. In light of the continuing strong performance of the Company in the year, the Committee was comfortable with management’s assessment that, after considering various scenarios incorporating various sensitivity and stress tests, that no impairment in carrying value was required;

•	consideration of management’s judgment regarding the level of provision required to be carried in relation to ongoing litigation involving either the Company or its licensees, and in particular where the Company may be required to indemnify its licensees, including receiving regular updates from the Company’s General Counsel;

•	consideration of the key judgments made in estimating the Company’s tax charge and review of any provisions in respect of ongoing tax matters, together with assessment from independent experts;

•	consideration of the Company’s tax strategy and key developments that may influence the Company’s global tax position;

•	review of reports from the Compliance and Risk Review Committees as regards to any matters relevant to the financial reporting of the Company; and

•	consideration of the accounting treatment applied to intangible assets, including goodwill on acquisitions.

The effectiveness of risk management and internal controls

2015 was the first reporting period in which the Board were required to comply with the 2014 revisions to the UK Corporate Governance Code, which included a new requirement at C.2.1 to conduct a robust assessment of the principal risks facing the Company, including those that would threaten its business model, future performance, solvency or liquidity. The Board have always believed that an effective and robust risk management framework and system of internal control is essential to achieving reliable business performance and we have an established process to identify and manage risk within the business. The Audit Committee oversees the design and effectiveness of this process; we will continue to focus on challenging and improving it throughout the year.

We are pleased with the progress and improvements achieved in 2015, however we believe that there is no room for complacency when managing risk and internal controls in a fast-moving business environment and our work in these areas will be ongoing in 2016 and beyond. We have seen continued improvement in the transparency and active ownership of risk management throughout the organization, driven and supported by a strong tone at the top and the growing strength of the assurance provided by the three lines of defense model.

The COSO framework of internal control continues to be embedded across the organization. The processes and procedures for identifying, evaluating and managing the significant business, operational, financial, compliance and other risks have been successfully integrated into day to-day business operations through our business management and governance system known as the AMS and associated Audit Assurance System.

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

The Audit Committee have conducted a review of the effectiveness of the Company’s risk management and internal control systems which included consideration of how risks are identified and evaluated, how mitigation plans are created, executed and monitored, and accountability for risk mitigation is established. The annual plan which the Committee reviews covers all sources of assurance and a quarterly update on progress against plan is provided. We reported to the Board on any relevant matters. There were no significant internal control failings or weaknesses which it was considered necessary to report.

The work of Business Assurance & Internal Audit

ARM’s Internal Audit function develops an annual audit plan to provide assurance that controls are designed and operating effectively and that corrective action is being taken where necessary.

In 2015, we engaged KPMG to conduct a review of the effectiveness of the Internal Audit function and put forward proposals for enhancing the function to ensure that it remains fit for purpose as the business grows. The review concluded that the Internal Audit function delivers appropriate assurance across the business efficiently and effectively. Some areas of focus were identified and these will be considered by management as part of the business planning process, to ensure that the Internal Audit function remains effective. We also reviewed the resources of the team, the plans for their deployment during the year and the manner in which key working relationships were managed between the Business Assurance team and the Compliance and Risk Review Committees, the external auditors PwC and LRQA.

As well as the Committee's formal meeting with the VP Business Assurance & Head of Internal Audit, the Chairman of the Committee met with him informally throughout the year in order to provide the opportunity for open and timely dialogue. Typically there is a discussion about the content and quality of papers intended for the Committee, emerging business risks, the quality of engagement with Internal Audit and any concerns that might have arisen.

Fair, balanced and understandable

ARM’s annual report takes a large part of the year to complete; from concept to design and image selection to content development, authoring and reviewing. A small core team creates the design and most of the content, and they call on colleagues across the business to add key insights and details. The report is continually reviewed throughout its planning are development stage by a wide range of internal and external experts. Together, they endeavor to ensure that ARM’s annual report is a fair reflection of its business and industry context; it is balanced, with the emphasis on both the future opportunities and risks the business faces; and it is concise and understandable to a broad range of readers with different backgrounds, knowledge levels and requirements.

In line with the requirement in the UK Corporate Governance Code (September 2014); based on internal audit reviews and confirmations from management, the Committee and the Board believe that the Annual Report taken as a whole is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s performance, business model and strategy.

Compliance with the Listing rules of the FCA, the UK Corporate Governance Code and the Sarbanes-Oxley Act (US)

The Audit Committee has reviewed the framework for ensuring compliance with the requirements of the FCA, SEC and UK Corporate Governance. Throughout 2015, the Company complied fully with the UK Corporate Governance Code (September 2014), the UK listing rules, Disclosure and Transparency Regulations and also with the Sarbanes-Oxley Act 2002 (US).

Going concern

In advance of the consideration by the Board of its going concern evaluation, the Audit Committee reviewed the 2016 budget and longer-term plans and considered any reasonably likely scenarios that may occur. The Committee is satisfied that, at the time of approving the financial statements, it is appropriate to adopt the going concern basis in preparing the financial statements of the Company.

External audit plan and approach

During the year we reviewed PwC's audit strategy, the audit approach, key areas of focus, materiality and the audit plan. PwC explained their risk-based approach, including the interaction with their work on internal control for the purposes of expressing an opinion under section 404 of the Sarbanes-Oxley Act. The results of those procedures were reported in November and December 2015 and January and February 2016. No material misstatements remained unadjusted in the financial statements.

In addition to the private meetings held with the external auditors and the Committee, the Chairman of the Committee meets with the PwC team on a regular basis to provide the opportunity for an open communication regarding any concerns, as well as to understand their assessment of key judgments as they arise.

External auditor effectiveness and partner rotation

PwC have been the Company’s auditors since it listed on the London Stock Exchange in April 1998. The external auditors are required to rotate the audit partner responsible for the Company and subsidiary audits every fifth year-end. The last audit partner rotation took place early in 2012. The Committee considers that the relationship with the auditors is working well and remains satisfied with their objectivity and effectiveness. The Committee is also satisfied with the quality of challenge, skepticism and execution by the auditors and this view is supported by a review of the effectiveness of the external audit process, which was undertaken in December 2015 and reported on in January 2016 involving Board members and senior managers who interact with the auditors. The review was conducted with reference to the best practice guidance contained in the FRC’s Audit Quality practice aid, which was published in May 2015 and looked at the robustness of the audit, and the quality of delivery, people and service. The conclusion was that the auditors are effective.

Tenure of external auditors

The Committee has considered the 2014 amendments to the EU Statutory Audit Directive (the “Directive”) with regard to audit tenure, which come into force on June 16, 2016 and mandate a maximum audit tenure of 10 years, subject to certain exceptions. On the basis of the Committee’s continued satisfaction with the performance and effectiveness of PwC (as described above), it has not considered it necessary to date to require the firm to tender for the audit work. The Committee’s expectation remains that it will conduct an audit tender before 2018.

Auditor independence

The auditors are required to, and do, communicate with the Committee at least annually as to whether there are any threats to their independence and objectivity and, if there are, what safeguards have been applied. The Committee has reviewed the auditors’ transparency report, paying particular attention to the sections covering internal controls, independence policies and the results of external regulator reviews. Having reviewed the safeguards in place, and the contents of the transparency report, as well as noting the regular and recent rotation of the audit partner, the Committee is satisfied that the auditors’ procedures are sufficient to maintain their independence and objectivity. The Committee has also considered the level of non-audit fees and believes that these are at a level which does not compromise their objectivity or independence in any way. There are no contractual obligations restricting the Company’s choice of external auditor. The Committee also keeps under review the value for money of the audit.

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

The non-audit services policy is reviewed annually. The Committee has discussed the anticipated effects of the amendments to the Directive and will ensure that the non-audit services policy remains fully compliant with the transposition of the Directive into UK legislation. The Company’s tax advisory work is carried out by the auditors only in cases where they are deemed to be best suited to perform the work in a cost-effective manner, given their familiarity with the Company’s business. In other cases, the Company has engaged another independent firm of accountants to perform tax advisory work. The Company does not normally award general consulting work to the auditors. Consulting work by PwC in respect of the Company’s procurement model, which commenced and was reported on during 2014, was finalized at the beginning of 2015. No other consulting work took place. From time to time, the Company will engage the auditors to perform work on matters relating to benchmarking of the Internal Audit function, human resources, and royalty audits. A breakdown of fees paid to the auditors can be found in note 5 to the financial statements.

Nomination Committee

The Committee continually reviews the skills, experience and attributes of the current directors, which informs the qualities to be sought when making future director appointments. Our goal remains to ensure that the Board and its committees comprise individuals with the requisite skills, knowledge and experience to maximize effectiveness in discharging its duties. In 2015, we finalized the appointment of our new CFO and made two appointment recommendations to the Board. The search for a replacement for Kathleen O’Donovan as Chairman of the Audit Committee commenced in February 2015. Having entered into discussions with a number of external search firms, we appointed Zygos Partnership to lead the search in April 2015. After a rigorous search process we recommended the appointment of Lawton Fitt to the Board. We also identified the need for a greater degree of technology expertise amongst the independent non-executive directors, and, following support from Lygon Group, we recommended the appointment of Stephen Pusey to the Board. There is no connection between the Company, or any individual director and either Zygos Partnership or Lygon Group.

At the end of 2014, the Board agreed that we should review the composition of each of the standing committees and make recommendations for any improvements which we identified. During 2015, we recommended the following appointments to committees in conjunction with the Chairmen of those committees:

•	John Liu – appointed to the Nomination Committee February 5, 2015

•	Lawton Fitt – appointed to the Audit Committee September 1, 2015 (Chairman from January 1, 2016)

•	Stephen Pusey – appointed to the Remuneration Committee January 1, 2016

In addition to leading the process for Board appointments and making recommendations to the Board in relation to new appointments, the Committee also has a responsibility to contribute towards the Board’s development of an orderly succession plan for the appointment of directors and senior management. It was appropriate to involve the whole Board in this process and in September 2015, the Board received a comprehensive presentation on succession planning. Following that session, the Nomination Committee met and discussed succession for each of the most senior appointments and a number of actions were agreed and will be taken forward during 2016.

Nomination Committee composition and meeting attendance during 2015:

Name of Director	Position	Meetings attended/eligible meetings
Stuart Chambers	Chairman	4/4
Kathleen O’Donovan	Senior Independent Director (retired December 31, 2015)	4/4

Name of Director	Position	Meetings attended/eligible meetings
Andy Green	Independent non-executive director (Senior Independent Director from January 1, 2016)	4/4
John Liu	Independent non-executive director (appointed February 5, 2015)	4/4

Diversity

The Committee notes the findings of the fifth annual progress report by Lord Davies in respect of the proposals originally put forward in the Davies Review of 2011. We recognize the importance of promoting gender equality on boards and throughout businesses.

We believe that diversity should be considered broadly, as well as focusing on gender. It is important to achieve the correct balance of skills, knowledge and experience on the Board, throughout senior management and across the organization as a whole.

We will continue to make Board appointments on merit and also to value diversity in its broadest context. In summary, we are committed to recruitment which is based on equal opportunities for all, irrespective of age, gender, race, color, disability, religious affiliation, sexual orientation or marital status. During 2016 the Committee will continue to review the composition of the Board and its committees to ensure that we continue to maintain, collectively, a highly effective Board.

The Board currently comprises three executive directors, the Chairman and six independent non-executive directors. At the year end there were eight men (80%) and two women (20%) which broadly reflects the gender diversity of ARM’s workforce as a whole.

Our People

ARM was founded 25 years ago with a team of 12 people, and by the end of 2015, that team had grown to 3,975. ARM provides individuals with the capabilities, processes and infrastructure that enable them to develop and thrive as our business scales and strengthens. At the same time, we seek to retain a work culture that is grounded from our days as a start-up; to maximize the creative potential of individuals and to enable our people to be their brilliant selves.

In 2015, we continued shaping and strengthening our organization, and set ourselves the goal of being the best place to work in our industry. We laid new foundations by introducing an updated Vision, Mission and Strategy and set out ARM’s Core Beliefs and Behaviors. These connect all of our people with the heritage of the last 25 years and give us a collective view of our future. They define how our people work together to create technology that invisibly enables a globally connected population.

Culture

ARM’s Core Beliefs and Behaviors represent the essence of what makes ARM unique. They unify people from different countries and backgrounds, guide how we make decisions, and permeate all ARM processes and systems, including our new approach to performance management.

People at ARM are recognized for how they work together, how they drive innovation and how they support our customers. ARM gives managers the flexibility to recognize and reward excellent performance, and gives individuals control of their career development, enabling them to progress their technical and leadership skills. When hiring, we assess candidates for their cultural fit with ARM and that they are inquisitive and passionate about the success of others.

ARM completed four acquisitions in 2015. We seek out companies that complement our strategy and share our values. When deals are completed, we strive to ensure our new colleagues find their feet quickly at ARM, and this year we launched an “M&A People Toolkit” to ensure that the due diligence and integration process runs smoothly for everyone.

We recognize the importance of social capital and engagement, listen to our employees and act on feedback. Our employee engagement survey has run for 13 years. The commitment of ARM employees continues to be high, with 85% of our employees saying that they are sustainably engaged, an increase on 2014 and significantly higher than industry norms. Nine out of ten are proud to work for ARM, and even more are willing to put in discretionary effort to help ARM succeed.

Capability

Through new hires and acquisitions, we expanded our workforce by net 681 people in 2015, taking the total to 3,975 (2014: 3,294). We opened offices in Deerfield, Miami and Chandler, Arizona, and now have 35 offices worldwide. We also invested in building the capability of individuals and teams through training and personal development. Our robust induction program seeks to accelerate the ramp up of our new colleagues through a combination of information sharing and networking.

In 2015 we enhanced our technical, management, leadership and business skills training. We also refreshed our approach to talent management, improving the way we evaluate potential and focus the development activities of our colleagues. We will continue to roll out and embed this approach in 2016, ensuring we have robust succession plans in place throughout the organization to ensure that ARM thrives now and in the future.

From our earliest days, we recognized the importance of diversity and inclusion in building a highly innovative business. In 2015, we reviewed how we could include diversity in our hiring and leadership programs, and how we could encourage young women to consider a career in engineering. Gender diversity at ARM is close to the industry average, with women in 10% of engineering positions, and 30% of other groups. One of the objectives of our CR program is to encourage more young people, particularly girls, to consider a career in engineering.

Connection

As we grow, it is ever more important to bring people together, and we organize several events a year to connect colleagues across the globe. Our annual Global Engineering Conference brings together 15% of our engineers to discuss important development issues that affect our business, especially those that cross the organizational boundaries of function, location, and department. In 2015, 585 new starters attended a Big Picture induction event and 155 colleagues participated in the Global Graduate Conference.

We also promote connection through online collaboration and communication. We recently relaunched ARM’s intranet to act as a central hub for all of our people to find and share information. Our internal social media network is used by over 65% of our employee base each day, and hosts regular “ask me anything” sessions with our CEO.

Our engagement survey shows that our people are proud to work at ARM, and this includes pride in our heritage. In November 2015, ARM celebrated its 25th anniversary with events in all of our global offices. We were joined by company founders and guest speakers to explore ARM’s history and how ARM technology has helped shape the connected world.

Connecting with people in our local communities is important to ARM. All ARM people can spend at least one day each year on volunteer work through our TeamARM program and they will receive full pay for that day. In 2015, more than 20% of our workforce took this opportunity, devoting 4,385 hours to skills-based volunteering, with more than 90% of our offices actively engaged in TeamARM activities around the world.

Corporate Responsibility

ARM technologies are appearing in an increasing range of devices. Some have the potential to solve some of the greatest challenges of our time. Through partnerships, we are working with others to deliver social impact at scale.

In 2014, we announced our objective to develop a CR program that would help millions of people. Since then, we estimate we will have helped over 300,000 people through a combination of improved access to education, medical services, charitable donations to health and education providers and support of programs. Over 80% of those in some of the poorest parts of the developing world.

Our next step is to bring about measurable improvements in the livelihoods of millions of people in the next five years. This means delivering positive change to one million people by 2016; and ten million by 2020. It is an ambitious target building on our previous commitments and will only be attainable with the help of our long-term charity partners that enable us to reach communities at scale.

Alongside this, we aim to improve our measurement approaches so that beyond measuring the number of people reached, we can understand both qualitative and quantitative impact. This means co-developing metrics with each of our key partners covering indicators like the number of lives saved, as well as education, health and livelihood outcomes.

For example:

•	Education – helping teachers and society demonstrate technology’s potential to improve the world and inspire the next generation.

•	Health – improving global health outcomes in developing countries through long-term partnerships, supporting innovation and through the use of ARM technology.

2015 saw the introduction of the United Nations’ Sustainable Development Goals (“UN SDGs”) and, as a member of the UN Global Compact’s Advisory Board, ARM contributed to their development. We will be applying these goals to help guide and measure our own performance, and to structure our reporting.

Further information about the impact our program is having can be found in our CR Report and disclosures supplement. These are available for download from the ARM website.

CR Strategic Principles

Our CR strategy is informed and inspired by the wider ARM business model, innovation, trust, and partnership. Linking back to the core business enables us to deliver a more strategic impact over a longer timescale, and to share expertise through mutually beneficial partnerships.

Our CR principles reflect ARM’s values and operating model.

•	Building an ecosystem of partners with a shared purpose, enabling us all to achieve more with a lower financial investment.

•	Working with experts who are specialists in our project areas to generate credible evidence of impact.

•	Encouraging collaboration among Partners and encouraging the open-sourcing of relevant research and analysis.

•	Nurturing innovation and creativity to tackle complex problems that may have no established precedent.

Measuring our performance

Robust monitoring and evaluation help ensure each project remains on track. Our programs are mapped to each of the 17 SDGs and we report according to the Global Reporting Initiative G4 guidelines and the Dow Jones Sustainability Index (“DJSI”) best practice benchmark.

In 2015, we achieved entry into the European Index of the DJSI with a 74% ranking, and we have targeted inclusion in the World Index by 2017. Indeed, a key 2020 goal is to achieve 90% or higher percentile ranking in the DJSI.

Our CR focus areas

We have decided to focus on four areas of impact that reflect our skills, technology and ecosystem (see above). Working with charity partners and a range of internal and external stakeholders, we prioritize:

Education

Over the past year, ARM has been working with its technology Partners and the BBC on the micro:bit, a pocket-sized device that will be given free to every 12 year old in the UK. The micro:bit seeks to engage youngsters in computer coding in the same way that educational computers from the BBC Micro to the Raspberry Pi have inspired many of the engineers at ARM over the years. This initiative reflects our wider commitment to inspire a new generation of engineers and entrepreneurs.

Over one million micro:bit devices will be given to children in 2016, and ARM is now working on projects that will help teachers integrate them into lessons and broaden the usability of these mini-computers for older age groups.

Other education projects in 2015 included the STEM Scholars program, gathering data to show how to improve STEM uptake and attainment; and the Global STEM Alliance, mentoring thousands of children across the world.

Health

We are proud of our strategic partnership with UNICEF, which began in May 2015 and has already shown how wearable technology can change children’s lives for the better. The Wearables for Good challenge had over 250 entries from 46 countries, with seven countries represented among the ten finalists. The winners are now being supported by ARM to turn their concept into a viable prototype, and we are matching all ten finalists with funding and commercial partners to incubate ideas. For more information go to: http://wearablesforgood.com/winners/.

We are also working with UNICEF on its technology platform, U-Report, which supports 1.7 million young people across Africa. By offering technical and financial support we will help UNICEF scale this service across more countries in Africa.

Other health projects include Literacy Bridge, which in 2015 reached 175,000 of the poorest farmers in the world, and Simprints, which has begun its first major health data capture trials with 22,000 mothers and children in Bangladesh.

Environment

We are on track to achieve our 2020 target of 15% reduction in energy consumption per employee, however we have not achieved the level of progress we had hoped in addressing our target of a 30% reduction in carbon emissions per employee during 2015. This is due partly to an increase in the size and complexity of our global estate, and partly to delay in establishing new programs to reduce the direct environmental impact of our business operations.

We remain committed to our 2020 targets, and have identified carbon offset opportunities, as well as energy efficiency opportunities across our estate to achieve them.

Additionally, ARM’s low power technology has an important role to play in reducing global emissions by enabling greater efficiencies in areas such as the data center, factory automation and building control. Our technology is also at the heart of new strategies that will deal with other environmental and resource challenges such as the management of energy grids and water resources.

Contributing to Communities

During 2015, we significantly expanded our reach and impact across communities. We successfully launched our employee volunteering program which has seen 4,385 hours contributed by our employees globally. We also donated over £200,000 to local community charitable projects in our neighbourhoods. In addition to time and money, we have worked to bring together our partners and businesses to collaborate on shared objectives around education and health. For example, we have set up a working group of Cambridge businesses to tackle issues pertinent to the local community.

Looking forward

The partnerships that we formed and strengthened over the year will help improve outcomes for millions of people. By 2016 we expect that at least one project will be reaching over a million more people and that all our projects are contributing to a Company goal of improving ten million lives by 2020.

Going concern

After dividend payments of £107.8 million and share buy-backs of £92.2 million, the highly cash generative nature of the business enabled the Company to increase its cash, cash equivalents and deposits to £950.9 million (net of accrued interest of £5.4 million) at the end of 2015. This was an increase from £861.7 million (net of accrued interest of £4.6 million) at the start of the year. After reviewing the 2016 budget and longer-term plans and considering any reasonably likely scenarios that may occur, the directors are satisfied that, at the time of approving the financial statements, it is appropriate to adopt the going concern basis in preparing the financial statements of the Company.

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

In preparing these financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgments and accounting estimates that are reasonable and prudent;

•	state whether IFRSs as issued by the IASB have been followed, subject to any material departures disclosed and explained in the Company financial statements; and

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

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

COMPENSATION

The management body of the Company is considered to be the Executive Committee. The aggregate compensation (including pension contributions) paid by the Company to all persons who served in the capacity of director or Executive Committee member in 2015 (20 persons) was £14.4 million. This includes £6.0 million of share-based compensation. This does not include expenses reimbursed to officers (including business travel and professional and business association dues and expenses) but includes amounts paid by the Company for automobiles made available to its officers and other benefits commonly reimbursed or paid by companies in the UK. Each executive officer participates in the Company’s Annual Bonus Plan under which he may receive a bonus of up to 125% of base salary. The aggregate amount accrued by the Company during 2015 to provide pension, retirement or similar benefits for directors and member of the Executive Committee was £0.1 million.

Directors’ emoluments

The emoluments of the executive directors of the Company in respect of services to the Company were paid through its wholly owned subsidiary, ARM Limited, as were the emoluments of non-executive directors, with the exception of Simon Segars and Janice Roberts who were paid through ARM, Inc. The emoluments were as follows:

Director	Fees	Basic salary	Bonus payments	Benefits (1)	Subtotal 2015	Pension contributions 2015	Share-based payments 2015 (2)	Total 2015	Subtotal 2014	Pension contributions 2014	Share-based payments 2014 (2)	Total 2014
	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000
Executive
Simon Segars	–	575	378	82	1,035	68	1,116	2,219	951	56	946	1,953
Chris Kennedy (appointed September 1, 2015)	–	158	104	955	1,217	13	79	1,309	–	–	–	–
Mike Muller	–	302	181	15	498	34	712	1,244	454	33	794	1,281
Tim Score (retired June 30, 2015)	–	214	–	9	223	23	(169)	77	666	46	1,169	1,881
Total	–	1,249	663	1,061	2,973	138	1,738	4,849	2,071	135	2,909	5,115
Non-executive
Stuart Chambers	400	–	–	7	407	–	–	407	348	–	–	348
Lawton Fitt (appointed September 1, 2015)	20	–	–	1	21	–	–	21	–	–	–	–
Andy Green	60	–	–	2	62	–	–	62	68	–	–	68
Larry Hirst	80	–	–	1	81	–	–	81	78	–	–	78
John Liu (appointed December 1, 2014)	62	–	–	1	63	–	–	63	6	–	–	6
Stephen Pusey (appointed September 1, 2015)	20	–	–	–	20	–	–	20	–	–	–	–
Kathleen O’Donovan (retired December 31, 2015)	96	–	–	–	96	–	–	96	93	–	–	93

Director	Fees	Basic salary	Bonus payments	Benefits (1)	Subtotal 2015	Pension contributions 2015	Share-based payments 2015 (2)	Total 2015	Subtotal 2014	Pension contributions 2014	Share-based payments 2014 (2)	Total 2014
	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000
Janice Roberts	67	–	–	1	68	–	–	68	69	–	–	69
Total	805	–	–	13	818	–	–	818	662	–	–	662
Total	805	1,249	663	1,074	3,791	138	1,738	5,667	2,733	135	2,909	5,777

____________________

(1)	All the executive directors receive family healthcare and annual travel insurance as part of their benefits in kind. In addition, Mike Muller and Chris Kennedy receive car and fuel allowance. Simon Segars received £68,000 (2014: £143,000) for living, transportation and other allowances as part of his placement in the US. Chris Kennedy received a one-off cash award of £950,000 in January 2016 as part of his new Chief Financial Officer package which is included in taxable benefits and a one-off award of Restricted Stock Units (“RSUs”) of £950,000 in November 2015 which is included in other as part of his new Chief Financial Officer package. Taxable benefits for non-executive directors consist of expenses paid to travel to UK Board meetings

(2)	Share based payments represent each director’s individual compensation charge as calculated under IFRS 2, which the Company adopted from January 1, 2005. Further details of this are given in Note 21 to the Consolidated Financial Statements.

(3)	Additional fees are paid to non-executive directors who are based outside the UK and travel to the UK for Board meetings as follows: Janice Roberts $2,500 per meeting, John Liu £2,000 per meeting, Lawton Fitt £2,000 per meeting. This is to reflect their additional time commitment.

It is the Company’s policy to allow executive directors to hold a non-executive position at another company and to receive remuneration for their services. The Board believes that experience of the operations of other companies and their boards and committees is valuable to the development of the executive directors. Details of executive directors’ roles within other companies and their remuneration are as follows:

Simon Segars became a non-executive director of Dolby Laboratories, Inc. on February 3, 2015. He received an award of 7,759 RSUs with a market value of $38.66 per share on that date and the award vested in full on February 1, 2016 with a market value of $35.78 per share. On February 2, 2016, he was granted a further award of 7,575 RSUs with a market value of $35.73 per share, which will vest in full on February 1, 2017. In addition, Simon Segars received fees totaling $40,673 up to December 31, 2015 (2014: n/a). Mike Muller is a non-executive director of Intelligent Energy plc and he received fees totaling £53,000 up to December 31, 2015 (2014: £49,110). Chris Kennedy will take up a position as a non-executive director at Whitbread plc on March 1, 2016 and his remuneration will be disclosed in the 2016 Annual Report.

All the executive directors accrue benefits under a money purchase pension scheme as a result of their services to the Company, contributions for which were fully paid during the year.

The Company has defined total directors’ pay for 2015 as the total of basic salary, benefits, bonus and pension contributions during 2015, plus the gains made on share schemes where the performance period relating to those schemes concluded in 2015. The Deferred Annual Bonus Plan (“DAB Plan”) matching shares that vested in February 2016 have been included, since December 31, 2015 is the end of the three year performance period for these awards. The performance conditions were not satisfied in respect of the performance period ended 31 December 2015 and therefore no shares vested under the LTIP.

Non-executive directors do not have service contracts and are not eligible to participate in bonus or share incentive arrangements. Their service does not qualify for pension purposes of other benefits, and no element of their fees is performance-related.

Directors’ Interests

Save as disclosed in “—Share Ownership” below, none of the directors has any interest in the issued share capital of the Company which is required to be notified to the Company pursuant to the UK Listing Authority’s rules (LR 9.8.6R(1)).

Single figure remuneration

The total directors pay for 2015 for each of the executive directors was as follows:

Director	Total amount of salary	All taxable benefits	Bonus Payments	Money and other assets receivable for periods of more than one financial year	All pension related benefits	Other benefits	Total
	£000	£000	£000	£000	£000	£000	£000
Simon Segars	575	82	378	360	68	–	1,463
Chris Kennedy (appointed September 1, 2015)	158	955	104	–	13	950	2,180

Director	Total amount of salary	All taxable benefits	Bonus Payments	Money and other assets receivable for periods of more than one financial year	All pension related benefits	Other benefits	Total
	£000	£000	£000	£000	£000	£000	£000
Mike Muller	302	15	181	340	34	–	872
Tim Score (retired June 30, 2015)	214	9	–	1,027	23	–	1,273
Total	1,249	1,061	663	1,727	138	950	5,788

The total directors pay for 2014 for each of the executive directors was as follows:

Director	Total amount of salary	All taxable benefits	Bonus Payments	Money and other assets receivable for periods of more than one financial year	All pension related benefits	Total
	£000	£000	£000	£000	£000	£000
Simon Segars	515	155	281	1,277	56	2,284
Mike Muller	294	15	146	1,260	33	1,748
Tim Score	427	27	212	1,825	46	2,537
Total	1,236	197	639	4,362	135	6,569

____________________

Explanation of single figure remuneration

The single figure of remuneration table provides details of pay and benefits earned by a director in respect of the particular calendar year. Not all of the remuneration is paid in that year.

The bonuses earned during 2015 will be paid in cash in February 2016.

The money and other assets receivable for periods of more than one financial year are the amounts received by directors on the vesting of shares in February 2016. These shares were awarded in February 2013 under two schemes: the Long Term Incentive Plan (“LTIP”) and the matching element of the former DAB Plan. The amounts received are included in the single figure of remuneration for 2015, since the performance period for both these schemes concluded in 2015.

All the executive directors receive family healthcare and annual travel insurance as part of their benefits in kind. In addition, Mike Muller and Chris Kennedy receive car and fuel allowance. Simon Segars received £68,000 (2014: £143,000) for living, transportation and other allowances as part of his placement in the US. Chris Kennedy received a one-off cash award of £950,000 in January 2016 which is included in taxable benefits and a one-off award of RSUs of £950,000 in November 2015 which is included in other as part of his new Chief Financial Officer package.

Share prices applicable to grant and vesting of share awards:

8 February 2013 – 924.5 pence

8 February 2014 – 896.0 pence

12 February 2015 – 1,087.0 pence

11 February 2016 – 899.0 pence

Remuneration Summary

From 2014 onwards, remuneration for executive directors has comprised three principal elements:

•	Base salary: to provide an appropriately competitive level of base salary in order to enable the Company to recruit, retain and reward executive directors of the caliber required to achieve the Company’s business strategy and goal of sustained growth in corporate performance. The Committee considers corporate performance on environmental, social and corporate governance issues when setting the remuneration of executive directors.

•	Annual bonus: maximum of 125% of base salary, paid in cash with the goal of incentivising executive directors to achieve profit and revenue targets that each account for 50% of target bonus. These targets are directly linked to the Company’s short-term financial and strategic goals and are regarded as the best drivers to increase market share and continue the Company’s outperformance of semiconductor market growth. 85% of base salary is payable at target. Bonus is subject to an individual performance multiplier, which flexes the payment by 0.75 to 1.25, subject to the overall maximum of 125% of salary.

•	LTIP: annual conditional share awards are made at 187.5% of base salary with the ability for vesting of between 0% and 200% of that amount after three years dependent on achievement of performance conditions. Dividend shares are added at vesting.

There are further holding periods of one year for 25% of the vested shares and two years for a further 25% of the vested shares.

Base salary increases for 2015 and 2016

Executive directors’ annual base salaries have been increased as follows:

Director	From January 1, 2015	% increase 2014-2015	From January 1, 2016	% increase 2015-2016
Simon Segars	£575,000	11.65%	£610,000	6.09%
Tim Score	£427,450	0.00%	n/a	0.00%
Mike Muller	£302,360	3.00%	£317,500	5.01%
Chris Kennedy*	£475,000	n/a	£498,750	5.00%

*Chris Kennedy’s salary applies from 1 September 2015.

For 2015, the average increase in base salaries for the executive directors was 5.57% for the three individuals who served in both 2014 and 2015, compared with an average increase for the workforce as a whole of 4.78%. For 2016, the average increase is 5.46% for the executive directors and 6.24% for the workforce as a whole. In line with good practice for internal promotions, Simon Segars was appointed as Chief Executive Officer in July 2013 initially at a below-market salary, which was increased by 3% in 2014 and an additional 11.65% in January 2015. For 2016, the Committee reviewed his salary and overall package against best practice in UK companies of similar size and complexity (with reference to revenue and market capitalization), taking into account Simon’s individual performance over the previous year. This review concluded that an increase of 6.09% from £575,000 to £610,000 for 2016 was appropriate, given his continued capability and performance, and the increasing scale and complexity of the Company. The new salary is within our Remuneration Policy and is consistent with ARM’s philosophy of setting salaries, bonuses and benefits at appropriately competitive levels, with the main emphasis on long-term, performance-driven share-based rewards.

Across the Company, the increase for 2016 is in a range of 4.2% for the US rising to 9.2% in Asia, reflecting local market conditions and salary inflation.

Annual Bonus Plan in respect of 2015 financial year

Since 2014, bonuses have been paid wholly in cash. Target bonus is 85% and maximum bonus is 125% of base salary.

Individual performance conditions linked to business strategy are specific to each executive director and are set annually. These flex the amount of bonus by a factor of 0.75 to 1.25, subject to the overall maximum of 125% of salary. The Committee reviews the extent of achievement of specific individual performance conditions in arriving at the individual performance multiplier.

The Committee retains discretion to adjust bonus targets for any financial year to reflect exceptional events, including acquisitions or disposals. This discretion was exercised in 2015 and actual revenue and normalized operating profit (“NOP”) were adjusted to remove the impact of the acquisitions made in 2015 and certain long-term strategic investments for the purposes of measuring annual bonus. The Committee considers this to be reasonable since these acquisitions represent activities that were outside of the original budget and target levels set. The impact was to reduce revenue achieved by $9.1 million and to increase NOP by £4.2 million.

2015 Bonus targets and achievement

The financial targets that applied to the 2015 bonus and the achievement against those targets were:

2015 Bonus targets	Weighting	Threshold	Budget	Target	Actual	Bonus % of target achieved
NOP*	50% of max	£406.4m	£454.0m	£471.0 m	£462.3 m	37.22%
Group Revenue	50% of max	US$1,292.6m	US$1,450.3m	US$1,540.0m	US$1,479.5m	33.14%
Bonus outcome (% of target)		0%	50%	100%		70.36%
Bonus achievement (% of salary)		0%	42.5%	85%		59.81%

____________________

* NOP for bonus purposes is calculated using the Company budget exchange rate of £1: US$1.60 for 2015.

For each element, the bonus pays out linearly between the threshold and the budget and between the budget and target. Above target, the bonus continues to pay out linearly. Over-achievement of either the profit or revenue targets can compensate for a shortfall in the other (subject to the overall maximum of 125% of salary).

Individual performance outcomes

The individual performance multiplier is linked to targets and objectives that are specific to each executive director and are set annually. It should be noted that, when applied to the executive directors, the individual performance multiplier normally falls within a relatively narrow range at the upper end. This results from the fact that maintaining a very high level of performance is a pre-requisite to continuation in the role of an executive director. Performance is reviewed in-depth on at least an annual basis by the Chief Executive Officer (for the other executive directors) and by the Chairman for the Chief Executive Officer. These assessments are then reviewed by the Remuneration Committee. For performance in 2015, the individual performance conditions included objectives related to the following areas:

Simon Segars	Achieving 2015 business performance targets Succession planning, key appointments and organizational effectiveness Strategy development
Chris Kennedy	Organizational review, capital return strategy, effectiveness of CFO function
Mike Muller	IoT strategy and organization, R&D oversight to ensure long term technology pipeline, University relationships
Tim Score	Transitioning CFO role and responsibilities

The individual multipliers approved by the Committee for 2015 are shown in the table below.

Overall bonus outcomes

The executive directors received the following bonus payments in respect of performance in 2015.

Executive Director	Salary £’000	Bonus % of target achieved	Individual multiplier	Total bonus % of Salary	Bonus paid £’000
Simon Segars	575	59.81%	1.1	65.79%	378
Chris Kennedy	158	59.81%	1.1	65.79%	104
Mike Muller	302	59.81%	1.0	59.81%	181
Tim Score	–	–	–	–	–

*Chris Kennedy’s bonus was pro-rated from his start date of September 1, 2015.

Annual bonus for 2016

The bonus opportunity in 2016 will remain 85% of salary for target performance, subject to an individual multiplier and an overall maximum of 125% of salary. The Committee continues to consider growth in revenue and profit as the most appropriate drivers to increase market share and continue the Company’s outperformance of semiconductor market growth. The bonus structure for 2016 will be in line with that described above for 2015. The specific financial targets and individual performance conditions will be disclosed retrospectively in the 2016 Annual Report. The Committee has recommended, and the Board is of the opinion, that the targets for the Annual Bonus Plan are commercially sensitive because they include budgeted numbers within the range of outcomes and it would be detrimental to the Company to disclose them in advance of, or during the relevant performance period.

Long term incentive plan

The potential awards held by the executive directors under the LTIP and DAB Plan as at December 31, 2015 are as follows:

Conditional share awards held by directors are as follows:

Director	Performance period ending December 31	Award date	Market price at date of award £	As at January 1 Number	Conditional award Number	Vested* Number	Lapsed Number	As at December 31 Number	Vesting date
Simon Segars	2014	February 8, 2012	5.68	49,295	–	(45,893)	(3,402)	–	February, 2015
	2015	February 8, 2013	9.245	32,449	–	–	–	32,449	February, 2016*
	2015	August 13, 2013	8.865	11,280	–	–	–	11,280	August, 2016*
	2016	February 8, 2014	8.96	107,770	–	–	–	107,770	February, 2017
	2017	February 12, 2015	10.87	–	99,183	–	–	99,183	February, 2018
				200,794	99,183	(45,893)	(3,402)	250,682
Tim Score (retired June 30, 2015)	2014	February 8, 2012	5.68	70,422	–	(65,562)	(4,860)	–	February, 2015
	2015	February 8, 2013	9.245	44,889	–	–	(44,889)	–	February, 2016*
	2016	February 8, 2014	8.96	89,449	–	(26,895)	(62,554)	–	June, 2015**
				204,760	–	(92,457)	(112,303)	–
Chris Kennedy (appointed September 1, 2015)	2017	November 12, 2015	10.53	–	27,911	–	–	27,911	February, 2018
				–	27,911	–	–	27,911
Mike Muller	2014	February 8, 2012	5.68	48,415	–	(45,074)	(3,341)	–	February 2015
	2015	February 8, 2013	9.245	30,827	–	–	–	30,827	February 2016
	2016	February 8, 2014	8.96	61,429	–	–	–	61,429	February, 2017
	2016	February 8, 2014	8.96	–	52,155	–	–	52,155	February, 2018
				140,671	52,155	(45,074)	(3,341)	144,411

____________________

*	The performance conditions applicable to the 2013 conditional awards were not satisfied in respect of the performance period ended December 31, 2015 and therefore no shares vested

**	In accordance with the rules of the LTIP, on his retirement of June 30, 2015, Tim Score received these shares calculated on a pro-rata basis and reflecting the extent to which the performance conditions were satisfied at that date

LTIP vesting in 2016

On February 8, 2013, the executive directors were granted awards under the LTIP with a face value of 100% of salary. The performance conditions were:

•	Total Shareholder Return (“TSR”) vs. FTSE 350 Index (50% of the awards) – threshold vesting for median TSR, increasing on a straight-line basis to full vesting for upper decile TSR

•	TSR vs. FTSE All World Technology Index (50% of the award) – threshold vesting for median TSR, increasing on a straight-line basis to full vesting for upper decile TSR

Actual Company TSR over the period was 17.9% and below the median TSR for both comparator groups. Therefore, the performance conditions were not satisfied in respect of the performance period ended December 31, 2015 and therefore no shares vested.

LTIP – awards for 2015

On February 12, 2015, Simon Segars and Mike Muller were granted awards under the LTIP; on November 12, 2015 Chris Kennedy was granted awards under the LTIP; details are provided in the table below. The 3-year period over which performance will be measured will be by reference to results for the first quarter of 2015 against results for the fourth quarter of 2017 in respect of normalized EPS, and measured over January 1, 2015 to December 31, 2017 in respect of TSR.

Executive Director	Date of grant	Awards made during the year	Market price on date of grant **		Face value on date of grant £000	Basis of grant (% of salary)	Maximum award (% of salary)
Simon Segars	February 12, 2015	99,183	1,087	p	2,156	187.5%	375%
Chris Kennedy*	November 12, 2015	27,911	1,053	p	588	187.5%	375%
Mike Muller	February 12, 2015	52,155	1,087	p	1,134	187.5%	375%

____________________

*	Award for Chris Kennedy pro-rated from his start date

**	Share price on award date is based on the closing market price on the previous day

The award is eligible to vest in its entirety on the third anniversary of the date of grant, subject to meeting performance conditions. Executive directors will additionally be required to hold 50% of any vested awards, with 25% released after 4 years and another 25% released after 5 years.

Performance measures for the LTIP were selected after careful consideration by the Committee, and following consultation with larger shareholders. The Committee believes that the use of both TSR and normalized EPS performance measures provides the best alignment to the Company’s long-term financial and strategic goals and encourages, reinforces and rewards the delivery of sustainable shareholder value.

The EPS range was set for awards made in 2014 following consultation with shareholders and remained unchanged for 2015. The Committee will review applicability of performance conditions on an annual basis, so that in the event that exceptional circumstances arise, such as material corporate activity or substantial changes in market conditions, their impact can be considered against subsequent annual awards. If changes are to be proposed for any prospective LTIP award, it would be the Committee’s intention to confirm any such change to shareholders in advance.

Analysts’ targets are acknowledged as important reference points for the markets, but there are a number of factors beyond the control of the Company and the executive directors that may impact medium- to long-term EPS performance (such as macro or semiconductor industry cycles and currency fluctuations). These may have impacts that would not necessarily be seen as underperformance by the Company. The Committee is also keen not to encourage short-term views or behavior where, in theory, investment in the long-term future (either organically or by acquisition) may be discouraged if the EPS range is set at too high a level.

The performance conditions for the 2015 LTIP awards were as follows:

•	EPS (50% of award): 25% of the maximum award vests at threshold and 100% at the upper performance target (straight-line in between). Threshold is three years EPS growth of 15% per annum (including CPI) and the upper performance target is three years EPS growth of 22% p.a. (including CPI).

•	TSR vs. FTSE 350 Index (25% of award): 25% of the maximum award vests at median and 100% vests at upper quintile (straight-line in between).

•	TSR vs. FTSE All World Technology Index (25% of award): 25% of the maximum award vests at median and 100% vests at upper quintile (straight-line in between).

LTIP awards for 2016

The following conditional awards over ordinary shares were made under the LTIP on February 11, 2016:

Executive Director	Date of grant	Awards made during the year	Face value on date of grant (% of salary)
Simon Segars	February, 11 2016	127,224	375%
Chris Kennedy	February, 11 2016	104,021	375%
Mike Muller	February, 11 2016	66,219	375%

The mid-market closing price of an ordinary share on February 10, 2016, being the business day prior to the date of these conditional awards, was 899 pence.

Following review in December 2015, the Committee has decided that the performance conditions should continue unchanged for 2016.

Former Deferred Annual Bonus Plan (DAB Plan)

Under the former DAB Plan, which operated for the last time in relation to 2013, 50% of bonus was compulsorily deferred into shares, which do not vest for three years. For the remaining awards, the last of which will vest in February 2017, at normalized EPS growth equal to the increase in the Consumer Prices Index (CPI) plus 4% per annum, the deferred shares will be matched on a 0.3:1 basis, rising to 2:1 when normalized EPS growth is in excess of CPI plus 12% per annum. The deferred shares can be forfeited in the event of gross misconduct and the matching shares are subject to forfeiture for “bad leavers”.

Former DAB Plan vesting in 2016

Shares representing the deferred element of bonus earned in 2012 and awarded in 2013 vested on February 11, 2016 with the maximum 2:1 ratio of matching shares being earned. This ratio was achieved because the Company’s performance equated to CPI plus 26.2% per annum compared to the upper limit of CPI plus 12% per annum on average for the three years making up the performance period. The amounts are shown below:

Executive Director	Shares deferred as part of 2012 bonus awarded in 2013	Matching shares granted	Matching shares value (£000)	Dividend shares vesting	Total award
Simon Segars	20,045	40,090	360	378	60,513
Mike Muller	18,900	37,800	340	357	57,057
Total	38,945	77,890	700	735	117,570

The market value of an ARM share on the date of vesting was 899 pence (based on the closing market price on the previous day).

In accordance with the rules of the DAB plan and the LTIP, on his retirement on June 30, 2015, Tim Score received the following shares calculated on a pro-rata basis and reflecting the extent to which the performance conditions were satisfied at that date:

DAB	Shares deferred as part of Bonus Number	Matching shares granted Number	Matching shares value £000	Total award Number
2013	28,637	48,523	456	77,160
2014	33,447	33,750	318	67,197
Total	62,084	82,273	774	144,357

LTIP	Conditional award Number	Vested award Number	Total award Number	Market value at vesting £000
2014 TSR	44,724	6,102	6,102	57
2014 EPS	44,725	20,793	20,793	196
Total	89,449	26,895	26,895	253

The market value of an ARM share on the date of vesting was 941 pence (based on the closing market price on the previous day).

Simon Segars and Mike Muller hold 30,327 and 22,501 shares respectively under the former DAB Plan which will vest in February 2017.

Pensions

The Company does not operate its own pension scheme but makes payments into a group personal pension plan, which is a money purchase scheme. For executive directors, the normal rate of Company contribution is 10% of base salary, or 11% in the case of the Chief Executive Officer (plus, if applicable, additional amounts in accordance with the Company’s salary sacrifice scheme). Contributions to the scheme or the alternative cash allowance were fully paid with respect to the year. None of the executive directors has any entitlement to participate in a defined benefit pension scheme.

New Chief Financial Officer package

The appointment of Chris Kennedy as Chief Financial Officer designate was announced on January 8, 2015 and he joined the Board as an executive director and Chief Financial Officer on September 1, 2015. The key elements of his agreed package for 2015, which are in line with our approved Remuneration Policy are set out below. The below package was detailed in the 2014 Annual Report on Remuneration.

Salary – £475,000, determined in January 2015.

Bonus – maximum 125% of salary, pro-rated for actual service in 2015 (four months), subject to the same performance conditions as apply to the other executive directors and an individual performance multiplier.

One-off cash award – a payment of £950,000 (less payroll taxes) was made in January 2016 to compensate for part of the equity benefits foregone in his previous role. The award will be subject to clawback in the event of resignation or termination for cause in the following 12 months.

RSU award – a grant of restricted stock units to compensate for the remainder of equity benefits foregone in his previous role with a value of up to £950,000 (the number of restricted stock units to be based on the share price at the date of grant). The units will vest in equal tranches over 4 years and be subject to forfeiture over the period.

In determining the buy-out awards (i.e. the one-off cash award and the RSU award), the Committee considered a number of factors including the performance conditions attached to awards foregone, the likelihood of those conditions being met and the remaining vesting period of these awards. The total fair value of the awards is less than those foregone at easyJet plc, and the quantum reflects the strong likelihood of Chris Kennedy’s easyJet awards vesting in full. In terms of structure, cash and RSUs were chosen for simplicity and value for money for ARM shareholders, respectively.

LTIP award – an award in line with the approved Remuneration Policy, pro-rated for actual service in 2015 (four months), subject to the same performance conditions as apply to the other executive directors.

Pension – an employers’ contribution of 10% of salary.

Compensation for loss of office

Tim Score retired from the board on June 30, 2015. His leaving arrangements are in line with those set out in his contract, i.e. a 12 month notice period providing salary and contractual benefits until the termination date. He did not receive an annual bonus or LTIP award in respect of 2015. His outstanding LTIP and DAB awards were adjusted in line with the Remuneration Policy for a good leaver at the time the awards were made, i.e. prorated to his termination date and vesting immediately, subject to performance.

The Committee notes that the Company’s LTIP leaver provisions were reviewed during the year, and minor revisions were made to further align with market practice and best practice. In particular, in respect of awards made in 2015 and future years, good leavers awards will vest on the normal vesting date rather than immediately on termination, and any holding period will apply.

Payments to past directors

No payments were made to past directors during 2015.

Chairman and non-executive directors’ remuneration

In line with fee arrangements in place in other companies of similar size and complexity, the Company implemented the following fee arrangements from January 1, 2016:

•	Chairman fee of £400,000 per annum

•	A standard NED fee of £65,000 per annum. This was increased from £60,000 per annum in 2015, and was adjusted after careful review, to reflect ARM’s position in the FTSE-100 and the increasing scale and complexity of the business

•	Additional fees for Committee Chairmen of £20,000 per annum and the Senior Independent Director of £16,000 per annum (last increased in 2015 to more fairly reflect the workload undertaken by them)

Fees paid to the Chairman will remain at the same level in 2016 as for 2015, as will the additional fee paid to Committee Chairman and the Senior Independent Director.

Share Ownership

The following table sets forth, as of February 15, 2016, (or date of retirement if earlier), certain information as to the shares and outstanding options to subscribe for shares held by (i) each executive officer and director of the Company holding options and (ii) all executive officers and directors of the Company, as a group. As of February 15, 2016, there were 23,316,243 shares outstanding and options with respect to nil underlying shares are exercisable and nil RSUs expected to vest within 60 days of February 15, 2016.

Name	Beneficial Ownership Number(1)	Beneficial Ownership Percentage	Number of Shares underlying options	Weighted average exercise price (per Share)	Exercise prices and Expiration dates
Stuart Chambers	40,000	Less than 0.01%	–	–	–
Simon Segars	668,432	0.05%	–	–	–
Chris Kennedy	20,256	Less than 0.01%	–	–	–
Mike Muller	1,336,000	0.09%	–	–	–
Tim Score (retired June 30, 2015)	799,454	0.06%	–	–	–
Lawton Fitt (appointed September 1, 2015)	210	Less than 0.01%	–	–	–
Andy Green	5,250	Less than 0.01%	–	–	–
Larry Hirst	–	–	–	–	–
John Liu	–	–	–	–	–
Stephen Pusey (appointed September 1, 2015)	6,329	Less than 0.01%	–	–	–
Janice Roberts	–	–	–	–	–
Kathleen O’Donovan (retired December 31, 2015)	–	–	–	–	–
All current directors as a group (10 persons) (2))	2,076,477	0.15%	–	–	–

____________________

(1)	Shares that are not outstanding but that may be acquired upon exercise of options within 60 days of the date of this report are deemed outstanding for the purpose of computing the number and percentage of outstanding shares beneficially owned by the relevant person. However, such shares are not deemed to be outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by any other person.

(2)	The ten members of the Executive Committee, who are not directors of the Company, hold approximately 0.05% of shares in the Company as of February 15, 2016.

Share Option Schemes and Plans

The Company operates the following share option schemes and plans under which employees may acquire shares: the DAB Plan, the Employee Equity Plan and the U.S. Employee Stock Purchase Plan.

Since 2006, the Company has issued RSUs to employees, which are actual share awards on vesting rather than options to buy shares at a fixed exercise price.

The main RSU awards (to employees in all jurisdictions other than France) vest 25% on each anniversary over four years. RSU awards to our French employees vest 50% after two years, and then a further 25% after three and four years.

Additionally, the Company operated a DAB Plan. Under the DAB Plan , which is for directors and selected senior management within the Company, participants are required to defer 50% of any related annual bonus into shares on a compulsory basis. These shares were deferred for three years, and then a matching award made depending on the achievement of an EPS performance condition over that time. This scheme has been replaced after the February 2014 grant and replaced with a cash only bonus. For details of the new scheme, see “–Remuneration Policy” above.

The Company also operated the LTIP, also for directors and selected senior management, whereby share awards were made and vest depending on the Company’s TSR performance compared to two comparator groups over the three year performance period. Grants were made for the last time under this scheme in February 2013 and it was replaced by a new LTIP for 2014 grants onwards. For details of the new scheme, see “Board Practices - Remuneration Policy”.

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

Savings contract. Employees joining the SAYE Scheme must enter into a savings contract with a designated savings carrier under which they make a monthly saving for a period of three or five years or, if the Board of Directors so allows, any other period permitted under the relevant legislation. The monthly saving must not exceed such limit as is fixed by the Board of Directors within the ceiling imposed by the relevant legislation (currently £500 per month). With the three-year savings period, the employee receives no tax-free bonus. With the five-year savings period, the employee receives a tax-free bonus of 1.8 monthly payments. With the five-year savings period, the employee has the choice of leaving the money for a further two years to receive an additional bonus of 3.1 monthly payments, making a total bonus of 4.9 monthly payments over seven years (which sum cannot be used to buy shares in the Company). An option is granted to the employee to acquire shares in the Company which is exercisable within six months of maturity after the bonus is payable under the savings contract.

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

Exercise of options. Options are normally exercisable for a six-month period following the maturity date under the relevant savings contract. If the option is not exercised within this six-month period, the option will lapse. Options may also, however, be exercised in certain circumstances, for example on an option holder ceasing to be an employee due to injury, disability, redundancy, retirement, following change of control of the employing company and in the event of a takeover or winding up of the Company. If any option is exercised early in one of these circumstances, the option holder may only use the savings made under his savings contract at that time to exercise the option. Options are not transferable and may only be exercised by the person to whom they are granted, except in certain specific circumstances (e.g., death of employee).

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

Share dilution

It is proposed that the Company will continue to manage dilution within the context of maintaining award levels within a 10% limit over five years, the limit that has applied since 2003. We are aware that this is higher than the limit of 5% over ten years in respect of discretionary awards and 10% over ten years in respect of all schemes adopted by many UK companies and preferred by many institutional investors. The reasons for this higher limit, which was approved by shareholders when the former LTIP was introduced, are as strong today. These are:

•	the broad-based nature of our equity plans, under which shares are provided to all employees and are a key part of the Company’s employee reward package; and

•	the need to be able to compete with US companies worldwide for the high-caliber engineers and executives required to secure the Company’s future success.

The Committee is keenly aware of this issue, and expects to keep well below the 10% upper limit. Dilution over the past five years has been 3.8%.

Remuneration Committee

In this section we describe the composition and activities of the Committee during 2015.

Committee composition and meeting attendance during 2015:

Name of Director	Position	Meetings Attended/eligible meetings
Larry Hirst	Independent non-executive director	5/5
Andy Green	Independent non-executive director	5/5
Janice Roberts	Independent non-executive director	5/5

Stephen Pusey joined the Committee on January 1, 2016.

Given their diverse business experience, the independent non-executive directors who made up the Committee in 2015 offer a balanced view and international expertise in relation to remuneration matters for the Company.

Operation of the Committee

The Chief Executive Officer, the EVP People and the VP Reward are normally invited to attend for at least part of each meeting to ensure that the Committee is able to obtain their input. The Company Chairman also normally attends meetings by invitation. The Company Secretary advises the Committee on corporate governance matters and acts as Secretary to the Committee. None of these individuals are present when their own remuneration is discussed. External advisers also attend meetings by invitation. Their advice and recommendations are used as a guide but do not in any way replace the Committee’s own deliberations and decisions.

The Committee’s terms of reference are published on the corporate website.

External Advisers

The Committee has access to independent professional advice on remuneration matters. Following a competitive tender process, Mercer Limited (Mercer) was appointed by the Committee in April 2014 and also provides advice to management on reward for the wider workforce. Mercer is a member of the Remuneration Consultants Group and adheres to its Code of Conduct, which incorporates principles of transparency, integrity, objectivity, competence, due care and confidentiality. On the basis of Mercer’s confirmation of adherence to this Code and the detailed advice it has given since appointment, Committee members are satisfied that its advice is objective and independent and that its fees are in line with market practice. Fees are charged at an hourly rate based on an agreed fee rates and fee quotations are provided in advance for any significant elements of work.

Work undertaken by Mercer for the Committee in 2015 included analysis and advice on the design of executive reward and the new share matching plan, review and making recommendations in relation to the Directors’ Remuneration Report for 2015, analysis of executive benchmarking data and preparation for and attendance at Remuneration Committee meetings. The Committee also received advice from Kepler Associates (“Kepler”) (subsequently acquired by Mercer in June 2015) who provided independent verification of TSR calculations for the LTIP. Kepler also provided a valuation model for the LTIP to the Company to assist with calculation of share compensation charges.

Fees paid to external advisers in the year were:

Name of advisor	Fee	Work undertaken
Mercer	£61,185	Analysis and advice on executive director and broader executive packages, specific review of TSR, comparator groups applicable to ARM, review and recommendation in relation to the Directors’ Remuneration Report for 2015, analysis of executive benchmarking data, preparation for and attendance at Remuneration Committee Meetings and advice to the Company on aspects of reward and incentive.
Kepler	£7,200	Independent verification of TSR, provision of a valuation model for the LTIP.

2014 AGM – vote on Remuneration Policy

At the 2014 AGM voting on the Remuneration Policy was as follows:

97.58% vote in favor out of a total of 1,099,892,911 votes cast (with 2.42% votes against and 14,047,874 votes withheld.)

2015 AGM – Statement of voting

At the 2015 AGM voting was as follows:

Annual Report on Remuneration 67.9% vote in favor out of a total of 1,089,913,024 votes cast (with 32.1% votes against and 21,040,764 votes withheld).

Feedback from our shareholders ahead of the vote indicated concerns about the recruitment buy-out award for our new Chief Financial Officer, Chris Kennedy. In particular there were concerns that part of the award was in cash (subject to clawback) and that none of the award was subject to explicit performance conditions.

The Remuneration Committee has discussed the feedback received and understands the position of shareholders on this issue. The Committee will take the feedback provided into account in the event of future executive director recruitment and when a new Remuneration Policy is submitted at the 2017 AGM.

Remuneration Policy

The Directors’ Remuneration Policy was approved by shareholders at the Annual General Meeting on May 1, 2014. It applies to the executive directors at the date of this report and is intended to apply for three years from adoption in relation to any new executive director appointments.

We believe that sustained growth can be successfully achieved only with a high level of employee engagement and motivation. We believe that it is in shareholders’ best interests that the Company is able to attract the best talent in the world within our specialized market. All elements of pay and benefits set out in the policy table are regarded as necessary to recruit, retain and motivate appropriately skilled executives and align their remuneration to the long-term success of the Company. The structure of appropriately competitive base salaries and higher potential incentives supports both short- and long-term strategy and has proved both motivational and successful in achieving strong business performance over the past few years.

This Remuneration Policy section of the report has been prepared in accordance with Schedule 8 to the Large- and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013. The Committee has also taken into account the principles set out in Schedule A to the UK Corporate Governance Code (September 2014) published by the Financial Reporting Council, the Listing Rules of the Financial Conduct Authority and the Investment Association’s Principles of Remuneration revised in November 2015.

The Committee considers corporate performance on environmental, social and corporate governance issues when setting the remuneration of executive directors. It also takes account of pay and conditions elsewhere in the Company. In particular, the Committee is mindful of the fact that all employees receive share awards under the Company’s equity plans.

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

Shareholding requirements

In order to align executives’ interests with those of shareholders over a longer time period, from 2014 onwards all Executive Committee members have been required to build a shareholding of 200% of base salary (an increase from the previous level of 100% of base salary). For other participants in the LTIP, the shareholding requirement has increased from 50% to 100% of base salary. Unvested shares under the LTIP and former DAB Plan do not count towards the shareholding requirements. Until these levels are achieved, no more than 50% of shares received through vesting under the DAB Plan and LTIP (after the automatic sale of shares to satisfy tax liabilities) can be disposed of by participants. For 2014 a transitional arrangement applied for participants below Executive Committee level under which 20% of net shares vesting was retained. This increased to 50% for 2015 onwards.

Service Contracts

In accordance with Code Provision D.1.5, our policy is that notice periods for executive directors are of one year’s duration and each of the executive directors’ service contracts reflects this. These agreements provide for each of the directors to provide services to the Company on a full time basis and contain restrictive covenants for periods of three to six months following termination of employment relating to non-competition, non-solicitation of the Company’s customers, non-dealing with customers, and non-solicitation of the Company’s suppliers and employees. In addition, each service contract contains an express obligation of confidentiality in respect of the Company’s trade secrets and confidential information and provides for the Company to own any IP rights created by the directors in the course of their employment.

The dates of the service contracts of each person who served as an executive director during the financial year are as follows:

Name of Director	Date
Simon Segars	July 17, 2014
Chris Kennedy (joined September 1, 2015)	January 17, 2015
Mike Muller	January 31, 1996
Tim Score (retired June 30, 2015)	March 1, 2002

Service contracts for the executive directors and appointment letters for the Chairman and non-executive directors are available to view in the Corporate Governance section of our website.

The term of appointment for non-executive directors is three years, which can be rolled forward for two further periods each of three years, which would be subject to annual review. Appointments are subject to termination of three months’ notice. Fees paid to non-executive directors are reviewed annually with effect from January 1, 2016.

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

Base salary

To provide an appropriately competitive level of base salary, to enable the Company to recruit, retain and motivate executive directors of the caliber required to achieve the Company’s business strategy and goal of sustained growth in corporate performance.

Base salaries are reviewed annually by the Committee and are paid monthly in cash

Increases generally apply from January in each year. In its annual review or on promotion, the Committee considers the following:

•      pay levels at companies of similar size (by reference to market capitalization and revenue) on a geographic and global basis.

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

Fees for outplacement and legal advice may be also be paid by the Company.

Performance-related bonus (in respect of 2014 financial year onwards) To incentivize executive directors to achieve performance objectives	Bonus, if earned, is paid wholly in cash for 2014 onwards Paid annually after the Preliminary Announcement for the prior year end Bonus payments are not	Maximum bonus: 125% of base salary. Bonus payable at target: 85% of base salary . Target means the	Amount is subject to achievement of two performance targets and then adjusted for individual performance: • Normalized that are directly linked to the Company’s short- term financial and strategic goals.

pensionable.

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

Performance-related bonus

(in respect of years up to and including 2013)

To incentivize executive directors to achieve performance objectives that are directly linked to the Company’s short-term financial and strategic goals.

Revenue and profit.

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

The NOP portion of bonus can continue to accrue.

growth are regarded as the best drivers most appropriate short-term metrics for continuing the Company’s performance.

respectively.

Deferred and any matching shares in relation to 2013 performance will be received in February 2017.

Dividend shares are added at vesting*.

Provisions exist that could result in immediate forfeiture of shares in the event of dismissal for gross misconduct, as determined by the Committee and at its discretion.

linearly above the target of £313.5m on a straight-line basis, subject to the overall maximum of 150% of base salary.

50% of bonus was dependent on achieving a US$ revenue target of US$1,096m with 0% payout at US$913.2m rising to 25% at US$1,030.1m.

The revenue portion of bonus can continue to accrue above the target of US$1,096m so that for every 1% increase in revenue, bonus is increased by 2.5% of the target, subject to the overall maximum of 150% of base salary

Bonus amount is then subject to an individual performance multiplier which flexes the payment by 0.75 to 1.25 again subject to the overall maximum of 150% of base salary.

Long-Term Incentive Plan 2013

(first operation in 2014)

To incentivize executive directors to achieve performance objectives that are directly linked to the Company’s long- term financial and strategic goals.

To align executive directors’ interests with shareholders through the performance conditions

Annual conditional share awards are made at 187.5% of base salary with the ability for vesting of between 0% to 200% after three years dependent on achievement of the performance conditions, with a maximum of 375% of base salary.

50% of the vested shares will be subject to additional holding periods with 25% released after four years and the remaining

Maximum limit of 600% in exceptional circumstances as determined by the Committee.

By way of example, exceptional circumstances could include the hiring of an exceptional senior executive director in a highly

Vesting is based on: three year growth relative to the FTSE All World Technology Index (25%). three year TSR growth relative to the FTSE 350 (25%). three year EPS growth (50%) with threshold at 15%

and share retention obligations .

25% released after five years. During these holding periods shares may not be sold even if the participant has left the Company.

Dividend shares are added at vesting.

Malus: The Committee has discretion to reduce a share award (including to nil) prior to vesting where there are exceptional circumstances which include a material misstatement in the Company’s published results, misconduct by the executive director that is deemed to have caused or contributed to a material loss as a result of reckless, negligent or willful actions, or inappropriate values or behavior.

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

Shareholding requirement To align executive	Until 200% of salary is achieved, no more than 50% of shares received through the DAB Plan and LTIP (after the automatic sale of shares to

directors’ interests with those of shareholders over a longer time period, they are required to build a shareholding of 200% of base salary.	satisfy tax liabilities) can be disposed of. Unvested DAB Plan shares do not count towards the shareholding requirements.

Long-Term Incentive Plan

(in respect of years up to and including 2013)

To incentivize executive directors to achieve performance objectives that are directly linked to the Company’s long term financial and strategic goals.

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

The Committee has discretion to waive or change a performance condition which cause the Committee to reasonably consider that:

(a)   The amended Performance Condition would be a fairer measure of performance and would be no easier to satisfy; or

(b)   The Performance Condition should be waived.

Pension To provide pension	10% of base salary for executive directors and 11% for the CEO is paid either into the	11% of base salary.	Not applicable.

contributions in line with market practice, which will enable directors to plan for retirement.	Group Personal Pension Plan or overseas equivalent, or as a cash allowance (subject to payroll deductions) for those in excess of the lifetime allowance applicable in the UK.
Other benefits To provide competitive benefits in line with market practice to enable the Company to recruit and retain high caliber executive directors. To reward innovation and invention.

Other benefits are provided appropriate to the location of the executive director and include provision of a car or car and fuel allowance, long term sickness and disability insurance, death in service benefit, healthcare insurance and travel insurance for the executive director and family.

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

Not applicable.

Overseas benefits/Relocation allowances

To provide competitive benefits in line with market practice to enable the Company to recruit and retain high- caliber executive directors and move them to alternative locations when required by the needs of the business.

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

An award of RSUs or a grant of options may be made under the Employee Equity Plan to a new recruit to compensate for equity awards foregone with previous employer and/or provide equity that vests in the three years prior to potential vesting of the first LTIP award.

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

Other Contributory Equity Plans

Executive directors are eligible to participate in the share plan applicable to the country where they work.

These plans provide an opportunity for executive directors to voluntarily invest in the Company.

	ARM currently operates a Save as You Earn Option Scheme in the UK (and some other countries) and an Employee Stock Purchase Plan in the US (and some other countries), which enables employees to buy shares at a discount of up to 20% of market value through regular monthly or fortnightly payroll deductions.	The maximum participation limits will not exceed those set by the relevant tax authorities from time to time.	Not applicable.
Fees for non-executive roles held outside the Company To provide executive directors with opportunities to widen their knowledge and experience of the	Executive directors are permitted to retain any fees paid and/or shares offered in connection with external non-executive roles that they undertake.	The amounts received are disclosed annually.	Not applicable.

operation of other company boards and committees, they are permitted to hold non-executive positions at other companies.

Non-Executive Directors’ (NED) and Chairman’s fees

To attract and retain an appropriately experienced Chairman and independent non-executive directors of suitable caliber to fulfil a range of different roles including, financial expert/Audit Committee Chairman, Senior Independent Director, and other Committee Chairmen.

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

In the event of termination of an executive director’s contract of employment, compensation would be based on salary and contractual benefits during the notice period and whether the departing director is accepted to be a good leaver under the rules of the Annual Bonus plan, the 2013 LTIP, the former LTIP, and the former DAB Plan.

EMPLOYEES

At December 31, 2015, the Company had 3,975 full-time employees, including 1,580 in the UK, 151 in France, 30 in Germany, 117 in Norway, 99 in Sweden, 35 in Ireland, 40 in Hungary, 55 in Finland, 5 in Slovenia, 92 in Israel, 2 in Belgium, 904 in the US, 30 in Japan, 18 in South Korea, 64 in Taiwan, 212 in P.R. China, and 541 in India.

The table below sets forth the number of Company employees by function and by location at year end for the periods indicated:

	At December 31,
	2013	2014	2015
Total	2,833	3,294	3,975
Function
Research and Development	1,987	2,370	2,938
Marketing and Sales	447	486	530
Finance and Administration	399	438	507
Location
Europe	1,541	1,860	2,206
United States	668	713	904
Far East and India	624	721	865

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

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth certain information as at February 15, 2016, with respect to each person who is known by the Company to be the beneficial owner of more than 3% of outstanding shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. As at February 15, 2016 the number of our shares held in the US in the form of ordinary shares or ADSs amounts to approximately half of our total outstanding share capital. We believe that the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The shareholders listed below have the same voting rights as our other shareholders. As far as the Company is aware, it is neither directly nor indirectly owned or controlled by one or more corporations or by any government.

As at February 15, 2016, which is the most recent practicable date prior to the date of this annual report, except as noted below, we are not aware of:

•	any arrangements that might lead to a change in control of our business;

•	any person who is interested in 3% or more of our capital; or

•	any person who can, will or could directly or indirectly, jointly or severally, exercise control over us.

Beneficial owners (February 15, 2016)	Shares Beneficially Owned (Number)	Percent
Baillie Gifford & Co	134,511,506	9.57
BlackRock, Inc	71,641,045	5.08
Thornburg Investment Management	65,856,520	5.01
Fidelity Management and Research Corporation	67,972,760	4.92
The Capital Group Companies, Inc	42,607,807	3.02

Beneficial owners (February 16, 2015)	Shares Beneficially Owned (Number)	Percent
BlackRock, Inc	71,623,478	5.07
Baillie Gifford & Co	70,361,012	5.01
Thornburg Investment Management	65,856,520	5.01
Fidelity Management and Research Corporation	67,972,760	4.92
Janus Capital Corporation	56,222,881	4.00

Beneficial owners (March 3, 2014)	Shares Beneficially Owned (Number)	Percent
Baillie Gifford & Co	70,530,313	5.05
Thornburg Investment Management	65,856,520	5.01
Fidelity Management and Research Corporation	67,972,760	4.92
The Capital Group Companies, Inc.	58,256,483	4.16
Janus Capital Corporation	42,639,790	3.05

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2015, the Company incurred subscription costs of £7.0 million from Linaro Limited, an associated company (2014: £nil), representing ARM’s committed aggregate contributions to Linaro for a period of two years. In respect of the subscription fees, the Company was invoiced £3.5 million during the year to December 31, 2015 (2014: £3.5 million). As at December 31, 2015, £1.1 million (2014: £1.1 million) was owing to Linaro.

In addition, the Company provided consulting and other services to Linaro amounting to £1.3 million (2014: £1.1 million). All fees have been charged in accordance with the terms of the agreement. As at December 31, 2015, £0.4 million (2014: £0.3 million) was owed to the Company.

There were no other related party transactions during 2015 which require disclosure.

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

DIVIDEND DISTRIBUTION POLICY

The directors recommend payment of a final dividend in respect of 2015 of 5.63 pence per share which, taken together with the interim dividend of 3.15 pence per share paid in October 2015, gives a total dividend in respect of 2015 of 8.78 pence per share, an increase of 25% over 7.02 pence per share in 2014 following a 23% increase from 5.70 pence in 2013. Subject to shareholder approval at the AGM on April 28, 2016, the final dividend will be paid on May 13, 2016 to shareholders on the register on April 22, 2016.

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

The following table sets forth, for the periods indicated, the high and low closing prices of the ordinary shares reported on the London Stock Exchange:

	Price per share (£)
	High	Low
Annual prices:
2011	6.51	4.38
2012	7.83	4.69
2013	11.10	7.59
2014	10.95	8.06
2015	12.05	8.49

Quarterly prices:
2014:
First Quarter	10.95	8.75
Second Quarter	10.47	8.45
Third Quarter	9.86	8.33
Fourth Quarter	9.98	8.06
2015:

	Price per share (£)
	High	Low
First Quarter	12.05	9.44
Second Quarter	12.01	10.37
Third Quarter	10.63	8.49
Fourth Quarter	11.35	9.33
2016:
First Quarter (through February 15, 2015)	10.15	8.61

Monthly prices:
August 2015	9.94	8.49
September 2015	9.82	9.14
October 2015	10.73	9.33
November 2015	11.24	10.32
December 2015	11.35	10.19
January 2016	10.15	9.33
February 2016 (through February 15, 2016)	10.11	8.61

ADSs

The Company’s ordinary shares were listed in April 1998 on the NASDAQ Stock Market in the US in the form of ADSs, evidenced by American Depositary Receipts, under the symbol ARMH. One of the Company’s ADSs, for which The Bank of New York Mellon is the depositary, represents three ordinary shares.

The following table sets forth, for the periods indicated, the reported high and low closing prices on the NASDAQ National Market for the outstanding ADSs.

	Price per ADS ($)
	High	Low
Annual prices:
2011	31.63	20.86
2012	38.32	21.70
2013	54.83	35.17
2014	54.01	39.28
2015	54.63	39.93

Quarterly prices:
2014:
First Quarter	54.01	43.80
Second Quarter	52.82	42.83
Third Quarter	49.24	42.05
Fourth Quarter	46.86	39.28
2015:
First Quarter	54.63	43.23
Second Quarter	54.29	48.84
Third Quarter	49.25	39.93
Fourth Quarter	50.96	42.82
2016:
First Quarter (through February 15, 2015	44.41	37.62

Monthly prices:
August 2015	45.92	39.93
September 2015	45.29	41.26
October 2015	49.16	42.82
November 2015	50.70	46.95
December 2015	50.96	45.24
January 2016	44.41	39.64
February 2016 (through February 15, 2016)	44.15	37.62

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

Independent Directors

Nasdaq listing standards require that a majority of the company's board of directors be comprised of independent directors. The UK Corporate Governance Code 2014 requires that at least half the Board excluding the Chairman should comprise independent non-executive directors and the Board currently comprises three executive directors, six independent non-executive directors and the Chairman. In accordance with the Combined Code, the Chairman of the Board of Directors is not considered independent although he was regarded as independent at the time of his appointment.

The Board has considered the overall balance between executive and non-executive directors and believes that the number of executive directors is fully justified by the contribution made by each of them.

Nomination of Directors. NASDAQ listing standards require that nominees to a company’s board of directors be selected, or recommended for the board’s selection, either by a majority of the company’s independent directors or by a nomination committee comprised solely of independent directors. The nomination committee leads the process for board appointments and makes recommendations to the board in relation to new appointments of executive and non-executive directors and on succession planning, board composition and balance. It is chaired by Stuart Chambers, Chairman of the Board of Directors, and the other members are Kathleen O’Donovan (retired December 31, 2015), Andy Green and John Liu.

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

Under the Listing Rules of the UK Financial Conduct Authority, shareholder approval is usually required for an acquisition or disposal by a listed company if, generally, the size of the company or business to be acquired or disposed of represents 25% or more of the assets, profits or gross capital of the listed company or if the consideration to be paid represents 25% or more of the aggregate market value of the listed company’s equity shares. Shareholder approval may also be required for an acquisition or disposal of assets between a listed company and parties, including: (a) directors or shadow directors of the company or its subsidiaries; (b) any person who is, or was in the last 12 months preceding the date of the transaction, a holder of 10% or more of the nominal value of any class of the company’s or any holding company’s or its subsidiary’s shares having the right to vote in all circumstances at general meetings; or (c) any of the associates of persons described in (a) or (b).

Quorum

NASDAQ rules require that the quorum for any meeting of shareholders must not be less than 33⅓% of the outstanding shares of a company’s common voting stock. We comply with the relevant quorum standards applicable to companies in the UK, as set forth in our Articles of Association summarized below.

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

Shareholder Meetings

An AGM of shareholders must be held once in every year (within the period of six months after the end of the Company’s financial year). The Board of Directors may convene an Extraordinary General Meeting of shareholders whenever they think fit. General meetings may be held at such time and place as may be determined by the Board of Directors. An Annual General Meeting may be convened on at least 21 days’ written notice to shareholders entitled to receive notices. Following the passing of a special resolution at the 2013 AGM, an Extraordinary General Meeting for any purpose can be convened on 14 days’ written notice. The Company may determine that only those persons entered on the register at the close of business on a day determined by the Company, such day being no more than 21 days before the day the notice of the meeting is sent, shall be entitled to receive such a notice. Three shareholders must be present in person or by proxy to constitute a quorum for all purposes at general meetings.

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

Voting at any general meeting is by a show of hands or by poll. A poll is required for any special resolution which is proposed. A poll may be demanded by (i) the chairman of the meeting, (ii) not less than five shareholders present in person or by proxy and entitled to vote, (iii) any shareholder or shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at such meeting or (iv) any shareholder or shareholders present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right. Where a poll is not demanded, the interests of beneficial owners of shares who hold through a nominee, such as a holder of an ADR, may not be reflected in votes cast on a show of hands if such nominee does not attend the meeting or receives conflicting voting instructions from different beneficial owners for whom it holds as nominee. A nominee such as a depositary is able to appoint any ADR holder as its proxy in respect of the ADR holders’ underlying ordinary shares. Since under English law voting rights are only conferred on registered holders of shares, a person holding through a nominee may not directly demand a poll unless such person has been appointed as the nominee’s proxy with respect to the relevant meeting. In line with UK corporate governance best practice, all resolutions set out in the Circular and Notice of the 2014 AGM will be decided on a poll.

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

The Articles of Association provide that holders of American Depositary Receipts (“ADRs”) are entitled to attend, speak and vote on a poll or show of hands, at any general meeting of the Company following appointment by The Bank of New York Mellon, as the depositary, as proxies in respect of the underlying ordinary shares represented by the ADRs. Each such proxy may also appoint a substitute proxy. Alternatively, holders of ADRs are entitled to vote on a poll by supplying their voting instructions to the depositary, who will vote the ordinary shares underlying their ADRs on their behalf.

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

Subject to the restrictions summarized below and to the passing of a resolution to renew the directors’ authority to allot at the 2016 AGM, the directors will be generally and unconditionally authorized for the purpose of Section 551 of the UK Companies Act 2006 to exercise all or any powers of the Company to allot relevant securities (within the meaning of that Section) up to an aggregate nominal amount of £232,595.50 (i.e., a total of 465,191,084 shares). In addition to this general authority to allot relevant securities, in connection with a rights issue by the Company, the directors will also be authorized to allot an additional aggregate nominal amount of relevant securities of up to £70,483.50 (i.e., a total of 140,966,995 shares). Both allotment authorities will continue for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) on the earlier of the end of the AGM of the Company held in 2017 or June 30, 2017 (on terms that, during such period, the Company may make an offer or agreement which would or might require relevant securities to be allotted after the expiry of such period).

Subject to the passing of a resolution at the 2016 AGM, the directors will be empowered pursuant to Section 561 of the UK Companies Act 2006 to allot equity securities (within the meaning of Section 560(1) of the UK Companies Act 2006) for cash pursuant to the authorities described above as if Section 561 of the UK Companies Act 2006 did not apply to any such allotment (on terms that the Company may make an offer or agreement which would or might require equity securities to be allotted after the expiry of such authority), such power to be limited to (a) allotments of equity securities up to an aggregate nominal amount equal to 33% of the issued share capital of the Company in connection with an offer of such securities open for acceptance for a period fixed by the directors to holders of shares on the register on the record date fixed by the directors in proportion to their prospective holdings, but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognized regulatory body or any stock exchange, in any territory; (b) allotments of equity securities up to a further aggregate nominal amount equal to 33% of the issued share capital of the Company in connection with an offer to holders of shares in proportion (as nearly as may be practicable) to their existing holdings to subscribe further securities by means of the issue of a renounceable letter (or other negotiable document) which may be traded for a period before payment for the securities is due, but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to treasury shares, fractional entitlements, record dates or legal, regulatory or practical problems in, or under the laws of, any territory; and (c) allotments (otherwise than as described in (a) or (b) above) of equity securities for cash up to an aggregate nominal amount equal to 10% of the issued share capital of the Company.

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

Disclosure of Interests

Chapter 5 of the Disclosure and Transparency Rules published by the Financial Conduct Authority provides that if the percentage of voting rights that a person (including a company and other legal entities) holds directly or indirectly as a shareholder or through other financial instruments (such as derivatives) exceeds 3% of the voting rights attached to all shares (whether or not the voting rights are suspended and including voting rights held through ADRs) is required to notify the company of its interest within two trading days following the day on which the notification obligation arises. After the 3% level is exceeded, similar notifications must be made in respect of increases or decreases of 1% or more.

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

A person who fails to fulfil the obligations imposed by Chapter 5 of the Disclosure and Transparency Rules may be subject to a penalty by the Financial Conduct Authority. The Financial Conduct Authority may use its powers to ensure that the relevant information is disclosed to the Company (and to the market) and may order that information be disclosed to it. A person who fails to fulfil the obligations imposed by Section 793 of the UK Companies Act 2006 described above is subject to criminal penalties.

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

The following resolution was passed at the 2015 AGM:

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

(c)	the maximum price (excluding expenses) which may be paid for any ordinary share is an amount equal to 105% of the average of the closing mid-market price of the Company’s ordinary shares as derived from the Daily Official List of the London Stock Exchange plc for the five business days immediately preceding the day on which such share is contracted to be purchased; and

(d)	this authority shall expire at the conclusion of the AGM of the Company held in 2016 or, if earlier, on June 30, 2016 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

The following resolution is proposed for approval by shareholders at the 2016 AGM:

That the Company be and is hereby unconditionally and generally authorized for the purpose of Section 701 of the UK Companies Act 2006 to make market purchases (as defined in Section 693(4) of that Act) of ordinary shares of 0.05 pence each in the capital of the Company provided that:

(a)	the maximum number of shares which may be purchased is 140,966,995;

(b)	the minimum price which may be paid for each share is 0.05 pence;

(c)	the maximum price (excluding expenses) which may be paid for any ordinary share is an amount equal to 105% of the average of the closing mid-market price of the Company’s ordinary shares as derived from the Daily Official List of the London Stock Exchange plc for the five business days immediately preceding the day on which such share is contracted to be purchased; and

(d)	this authority shall expire at the conclusion of the AGM of the Company held in 2017 or, if earlier, on June 30, 2017 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

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

MATERIAL CONTRACTS

Service Agreements

Executive directors (as referred to in “Item 6. Directors, Senior Management and Employees”) have service contracts that may be terminated by either party on one year’s notice. These agreements provide for each of the executive directors to provide services to the Company on a full-time basis. The agreements contain restrictive covenants for periods of three or six months following termination of employment relating to non-competition, non-solicitation of the Company’s customers, non-dealing with customers and non-solicitation of the Company’s suppliers and employees. In addition, each employment agreement contains an express obligation of confidentiality in respect of the Company’s trade secrets and confidential information and provides for the Company to own any IP rights created by the executives in the course of their employment.

The service contracts for each of Mr. Kennedy, Mr. Muller, Mr. Score and Mr. Segars, all of whom served as directors during the financial year, are as described above. Mr. Kennedy’s contract is dated January 17, 2015, Mr. Muller’s contract is dated January 31, 1996, Mr. Score’s contract is dated March 1, 2002 and Mr. Segars’ contract is dated July 17, 2014.

EXCHANGE CONTROLS

There are currently no government laws, decrees or regulations in the United Kingdom that restrict the export or import of capital, including, but not limited to, UK foreign exchange controls on the payment of dividends, interest or other payments to non-resident holders of the shares.

TAXATION

The following is a discussion of material US federal and UK tax consequences of the ownership and disposition of shares or ADSs by a beneficial owner of shares or ADSs that for US federal income tax purposes

(i) is a citizen or individual resident of the United States, a corporation or other entity taxable as a corporation, created or organized under the laws of the United States, state therein or the District of Columbia, or an estate or trust the income of which is subject to US federal income tax regardless of its source, and (ii) owns such shares or ADSs as capital assets (a “US Holder”).

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

The US Treasury has expressed concerns that parties to whom ADSs are released before shares are delivered to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the shares underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by US holders of ADSs. Such actions would also be inconsistent with the claiming of the favorable tax rates, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the availability of the favorable tax rates for dividends received by certain non-corporate US Holders, as described below, could be affected by actions taken by parties to whom the ADSs are pre-released or such intermediaries.

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

An individual US Holder who ceases to be resident for UK tax purposes in the United Kingdom for a period of five years or less and who disposes of shares or ADSs during that temporary period of non-residence may, when that individual returns to the United Kingdom, be liable to UK tax on gains arising during the temporary period of non-residence, subject to any available exemption or relief.

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

PFIC Rules

The Company believes that it was not a PFIC for US federal income tax purposes for the year ended December 31, 2015. However, since PFIC status depends upon the composition of the Company’s income and assets and the market value of its assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time, which may be determined based upon the market value of its shares, which will vary over time and may be especially volatile in a technology-related enterprise such as the Company, there can be no assurance that the Company will not be a PFIC for any taxable year. If the Company were a PFIC for any taxable year during which a US Holder held shares or ADSs, certain adverse consequences could apply to the US Holder.

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

UK stamp duty and/or SDRT will however, subject to certain exceptions, be payable at an aggregate rate of 1.5% of the amount of consideration or, if none, of the value of the shares (rounded up to the next multiple of £5) on any instrument transferring the shares: (i) to, or to a nominee for, a person whose business is or includes the provision of clearance services; or (ii) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts. This includes transfers of shares to the custodian for deposits under the ADS deposit agreement, but excludes an issue of new shares, which, following recent changes, may now be issued to the custodian without incurring any stamp duty or SDRT.

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

The Company seeks to use currency exchange contracts and currency options to manage the US dollar/sterling risk as appropriate, by monitoring the timing and value of anticipated US dollar receipts (which tend to arise from low-volume, high-value license deals and royalty receipts) in comparison with its requirement to settle certain expenses in US dollars. The fair values of the financial instruments outstanding at December 31, 2013, 2014 and 2015 are disclosed in Note 17 to the Consolidated Financial Statements. The settlement period of the forward contracts outstanding at December 31, 2015 was between January 5, 2016 and December 19, 2016. The settlement period of the option contracts outstanding at December 31, 2015 was between January 19, 2016 and December 30, 2016.

During the fiscal year, the Company was exposed to foreign currency exchange risk inherent in its sales commitments, anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than sterling. ARM transacts business in approximately eleven foreign currencies worldwide, of which the most significant to the Company’s operations were the US dollar, the Indian Rupee, the Euro and the Chinese Yuan for 2015. Generally, the Company is a net receiver of US dollars, and therefore benefits from a weaker sterling and is adversely affected by a stronger sterling relative to the dollar. It is a net payer of other foreign currencies but at a significantly lower level than the US dollar receivables. The Company has performed a sensitivity analysis at December 31, 2015, 2014 and 2013, using a modeling technique that measures the changes in the fair values arising from a hypothetical 10% adverse movement in the levels of foreign currency exchange rates relative to sterling with all other variables held constant. The analysis covers all of the Company’s foreign currency contracts offset by the underlying exposures. The foreign currency exchange rates used were based on market rates in effect at December 31, 2015, 2014 and 2013. The sensitivity analysis indicated that a hypothetical 10% adverse movement in foreign currency exchange rates would result in a loss in the fair values of ARM’s foreign exchange derivative financial instruments, net of exposures, of £5.3 million at December 31, 2015 (2014: £4.0 million; 2013: £9.5 million).

INTEREST RATE RISK

At December 31, 2015, the Company had £956.1 million (2014: £873.1 million) of interest-bearing assets. At December 31, 2015, 95% (2014: 93%) of interest-bearing assets, comprising cash equivalents; short-term and long-term deposits and short-term marketable securities were at fixed rates and are therefore exposed to fair value interest rate risk. Floating rate cash earns interest based on relevant national LIBID equivalents and is therefore exposed to cash flow interest rate risk.

Other financial assets, such as available-for-sale investments, are not directly exposed to interest rate risk.

A 1% (100 basis points) decrease in the average interest rate during the year would have reduced interest income by approximately £8.5 million (2014: £7.3 million; 2013: £5.8 million;) and profit after tax by £6.8 million (2014: £5.8 million; 2013: £4.6 million).

During 2014 and 2015, the Company entered into a number of lease agreements for IT equipment which have been classified as finance leases. The Company had no borrowings during 2013, 2014 or 2015.

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

Fees and charges payable by the depositary

In March 2013, the Company received $0.8 million from the depositary. In March 2014, the Company received $1.8 million, $1.8 million in June 2014 and $1.3 million in November 2014. In December 2015, the Company received $1.8 million from the depositary. These amounts were for continuing annual stock exchange listing fees, standard out-of pocket maintenance costs for the ADRs (for expenses relating to postage and envelopes for mailing annual reports and proxy materials, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, facsimile and telephone calls), and legal fees.

The depositary has agreed to reimburse the Company for expenses related to the administration and maintenance of the ADS program. The depositary has agreed to reimburse the Company for its continuing annual stock exchange listing fees. The depositary has also agreed to pay its standard out-of-pocket administration, maintenance and shareholder services expenses for providing services to the ADR holders, including expenses of postage and envelopes for mailing annual and interim financial reports, issuance of initial and replacement dividend checks, US Federal and U.K. Inland Revenue tax reporting, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse the Company annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to increase the reimbursement payments to the Company based on the performance of the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to the Company is not related to the amount of fees the depositary collects from investors.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure controls and procedures. As of December 31, 2015, the Company, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective as of December 31, 2015 to provide reasonable assurance that the information required to be disclosed by the Company in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time specified in the rules and forms of the SEC and is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

The Company’s management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015.

The Company’s independent auditors, PwC, which have audited the consolidated financial statements of the Company for the fiscal year ended December 31, 2015, have also assessed the effectiveness of the Company’s internal controls over financial reporting; their report is included herein.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Lawton Fitt, who was appointed to the Board as an independent non-executive director in September 2015 and became a member of the audit committee in January 2016 is qualified to be an Audit Committee financial expert and became the financial expert for the purposes of the Sarbanes–Oxley Act of 2002 on January 1, 2016 when she assumed the Chairmanship of the Audit Committee.

Kathleen O’Donovan, who was appointed to the Board as an independent non-executive director in December 2006 and became a member of the audit committee in January 2007 is qualified to be an Audit Committee financial expert and was the financial expert for the purposes of the Sarbanes Oxley Act of 2002 up until December 31, 2015.

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

Item 16C. Principal Accountant Fees and Services

	2013	2014	2015
	£’000	£’000	£’000
Fees payable to the Company’s auditor and its associates for the audit of the Company Audit Fees	0.3	0.3	0.3
Fees payable to the Company’s auditor and its associates for other services:
The audit of the Company’s subsidiaries	0.2	0.2	0.2
Audit-related assurance services (services pursuant to Section 404 of the Sarbanes-Oxley Act)	0.3	0.4	0.4
Other assurance services	0.1	-	-
Tax advisory services	0.1	0.1	0.1
All other non-audit services(1)	0.1	0.1	-

____________________

(1)	All other non-audit services includes the provision of advice relating to the Company’s procurement model in 2014 and fees for the performance of royalty audits in 2013.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Board intends to undertake a limited share buyback program to maintain a flat share-count over time. No share buybacks were made in 2013. In 2014, £66.9 million of shares were repurchased, representing 7.9 million shares. In 2015, £92.2 million of shares were repurchased, representing 9.0 million shares. At December 31, 2015, 7.2 million of these shares were held as treasury stock (2014: 7.9 million shares).

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Please refer to “Item 10. Additional Information—Corporate Governance”.

Item 16H. Mine Safety Disclosure

Not applicable.

Part III

Item 17. Financial Statements

The Company has responded to Item 18 in lieu of this item.

Item 18. Financial Statements

The following financial statements, together with the report of PwC thereon, are filed as part of this Form 20-F.

Item 19. Exhibits

****1.1	Articles of Association of ARM Holdings plc.
*4.1	Executive Service Agreement between Advanced Risc Machines Limited and Michael Peter Muller, dated January 31, 1996.
**4.2	Executive Service Agreement between ARM Limited and Tim Score, dated March 1, 2002.
****4.3	Executive Service Agreement between ARM Limited and Simon Segars, dated July 17, 2014.
4.4	Executive Service Agreement between ARM Holdings plc and Chris Kennedy, dated January 17, 2015.
4.5	ARM Holdings plc Employee Equity Plan adopted by ARM Holdings plc on April 25, 2006 (as amended by the Share Schemes Committee on April 23, 2007, October 15, 2008 and August 11, 2010).
***4.6	ARM Holdings plc Deferred Annual Bonus Plan.
***4.7	ARM Holdings plc U.S. Employee Stock Purchase Plan.
8.1	List of significant subsidiaries.
12.1	CEO certification required by Rule 13a-14(a).
12.2	CFO certification required by Rule 13a-14(a).
13.1	Certification required by Rule 13a-14(b).
15.1	Consent of the Independent Registered Public Accounting firm.

____________________

*	Previously filed with the Securities and Exchange Commission as part of the annual report on Form 20-F as filed on June 15, 2001 and incorporated herein by reference.

**	Previously filed with the Securities and Exchange Commission as part of the annual report on Form 20-F as filed on June 23, 2003 and incorporated herein by reference.

***	Previously filed with the Securities and Exchange Commission as part of the registration statement on Form S-8 on May 8, 2006 and incorporated herein by reference.

****	Previously filed with the Securities and Exchange Commission as part of the annual report on Form 20-F as filed on February 18, 2015 and incorporated herein by reference.

Signature

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARM Holdings plc

By:	/s/ Chris Kennedy
	Name:	Chris Kennedy
	Title:	Chief Financial Officer

Dated: February 18, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ARM Holdings plc

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements and consolidated statements of changes in shareholders’ equity present fairly, in all material respects, the financial position of ARM Holdings plc and its subsidiaries at December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting included under Item 15 of the Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

By:	/s/ PricewaterhouseCoopers LLP
	Name:	PricewaterhouseCoopers LLP London United Kingdom February 17, 2016

Consolidated Income Statement
for the Year Ended December 31

Note	2013 £ million	2014 £ million	2015 £ million
Revenues	2	714.6	795.2	968.3

Cost of revenues	(39.3)	(37.8)	(39.3)
Gross profit	675.3	757.4	929.0
Operating expenses
Research and development	(202.9)	(224.2)	(278.0)
Sales and marketing	(89.4)	(93.2)	(106.1)
General and administrative	(128.2)	(131.0)	(138.8)
Total operating expenses before exceptional items	(420.5)	(448.4)	(522.9)
Exceptional items
IP indemnity and similar charges	6	(41.8)	—	—
Impairment of available-for-sale financial assets	6	(59.5)	—	—
Total exceptional items	(101.3)	—	—
Total operating expenses after exceptional items	(521.8)	(448.4)	(522.9)
Profit from operations	153.5	309.0	406.1
Investment income	13.3	11.3	12.1
Interest payable and similar charges	(0.2)	(0.3)	(0.3)
Share of results in joint venture	27	(4.0)	(3.5)	(3.1)
Profit before tax	5	162.6	316.5	414.8
Tax (including £nil in respect of exceptional items (2014: £nil million, 2013: £8.6 million))	7	(57.8)	(61.1)	(75.1)
Profit for the year	104.8	255.4	339.7
Earnings per share
Basic and diluted earnings	104.8	255.4	339.7
Number of shares (millions)
Basic weighted average number of shares	1,396.4	1,406.2	1,407.4
Effect of dilutive securities: Employee incentive schemes	15.4	14.9	12.9
Diluted weighted average number of shares	1,411.8	1,421.1	1,420.3
Basic EPS	7.5	p	18.2	p	24.1	p
Diluted EPS	7.4	p	18.0	p	23.9	p

The accompanying notes are an integral part of the financial statements. Details of dividends paid and proposed are in note 8 and 26 of the financial statements respectively.

Consolidated Statement of Comprehensive Income
for the Year Ended December 31

	Note	2013 £ million	2014 £ million	2015 £ million
Profit for the year		104.8	255.4	339.7
Other comprehensive income:
Unrealized holding gain on available-for-sale financial assets reclassified to income statement (net of tax of £1.1 million; 2014: £nil; 2013: £nil)	11	—	—	(4.3)
Unrealized holding gain on available-for-sale financial assets (net of tax of £4.4 million; 2014: £1.1 million; 2013: £nil) (1)	11	—	4.3	17.7
Currency translation adjustment (1)		(17.9)	34.6	32.1
Other comprehensive income/(loss) for the year		(17.9)	38.9	45.5
Total comprehensive income for the year		86.9	294.3	385.2

(1)	These items may be reclassified to the income statement if certain conditions are met.

The accompanying notes are an integral part of the financial statements.

Consolidated Balance Sheet
At December 31

	Note	2014 £ million	2015 £ million
Assets
Current assets:
Cash and cash equivalents	17	54.1	40.5
Short-term deposits and similar instruments	17	620.8	617.8
Embedded derivatives	17	2.6	6.9
Accounts receivable	9	138.6	183.7
Available-for-sale financial assets	11,17	—	23.1
Prepaid expenses and other assets	10	43.2	51.6
Current tax assets		8.9	22.9
Inventories		2.7	1.8
Total current assets		870.9	948.3
Non-current assets:
Long-term deposits and similar instruments	17	191.4	298.0
Loans and receivables	17	3.0	6.0
Available-for-sale financial assets	11,17	23.7	11.6
Investment in joint ventures	26	3.0	2.6
Prepaid expenses and other assets	10	1.7	1.4
Property, plant and equipment	12	43.4	61.6
Goodwill	13	567.0	650.7
Other intangible assets	14	77.2	92.0
Deferred tax assets	7	55.9	48.0
Total non-current assets		966.3	1,171.9
Total assets		1,837.2	2,120.2
Liabilities
Current liabilities:
Accounts payable	17	11.7	12.7
Fair value of currency exchange contracts	17	4.8	3.2
Accrued and other liabilities	15	80.6	100.7
Finance lease liabilities	16	3.9	5.2
Current tax liabilities		31.9	30.6
Deferred revenue		127.4	110.1
Total current liabilities		260.3	262.5
Non-current liabilities:
Accrued and other liabilities	15	—	6.3
Finance lease liabilities	16	2.6	6.1
Deferred tax liabilities	7	0.4	3.2
Deferred revenue		45.6	44.5
Total non-current liabilities		48.6	60.1
Total liabilities		308.9	322.6
Net assets		1,528.3	1,797.6
Capital and reserves attributable to owners of the Company
Share capital	18	0.7	0.7
Share premium account		24.9	27.2
Capital reserve		354.3	354.3
Share option reserve		61.4	61.4
Retained earnings		991.8	1,213.3
Revaluation reserve		4.3	17.7
Cumulative translation adjustment		90.9	123.0
Total equity		1,528.3	1,797.6

____________________

The accompanying notes are an integral part of the financial statements.

Consolidated Cash Flow Statement
for the Year Ended December 31

	Note	2013 £ million	2014 £ million	2015 £ million
Profit before tax		162.6	316.5	414.8
Investment income, net of interest payable and similar charges		(13.1)	(11.0)	(11.8)
Share of results of joint ventures		4.0	3.5	3.1
Profit from operations		153.5	309.0	406.1
Adjustments for:
Depreciation and amortization of property, plant and equipment and intangible assets		28.0	35.6	42.0
Compensation charge in respect of share-based payments		59.2	68.5	70.5
Provision for impairment of available-for-sale assets (including non-cash exceptional item of £59.5 million in 2013)		66.3	1.0	0.3
Profit on disposal of available-for-sale financial assets		(3.3)	(0.3)	(5.6)
Loss on disposal of property, plant and equipment		0.6	0.1	0.2
Provision for doubtful debts		4.0	0.3	(0.1)
Non-cash foreign currency losses/ (gains)		(3.6)	3.4	2.9
Movement in fair value of currency exchange contracts		(3.7)	9.9	(1.6)
Movement in fair value of embedded derivatives		4.4	(9.6)	(4.3)
Changes in working capital
Accounts receivable		(19.8)	(4.0)	(37.2)
Inventories		(0.7)	0.3	0.9
Prepaid expenses and other assets		(8.8)	(9.9)	(17.4)
Accounts payable		1.1	4.5	0.4
Deferred revenue		53.1	(24.8)	(26.2)
Accrued and other liabilities		8.3	(11.6)	22.5
Cash generated by operations before tax		338.6	372.4	453.4
Income taxes paid		(23.3)	(30.8)	(73.9)
Net cash from operating activities		315.3	341.6	379.5
Investing activities
Interest received		13.4	13.6	11.4
Interest paid		(0.2)	(0.3)	(0.3)
Purchases of property, plant and equipment		(13.5)	(20.4)	(30.5)
Purchases of other intangible assets		(31.8)	(10.0)	(10.5)
Purchases of available-for-sale financial assets	11	(8.9)	(5.0)	(3.8)
Proceeds on disposal of available-for-sale financial assets		5.5	2.2	6.4
Purchase of short and long-term deposits and similar instruments, net		(188.5)	(145.1)	(102.8)
Purchase of subsidiaries, net of cash and borrowings acquired	20	(21.1)	(12.8)	(62.3)
Investment in joint ventures	27	(3.7)	—	(2.7)
Provision of loan to joint venture		(0.7)	—	(2.9)
Net cash used in investing activities		(249.5)	(177.8)	(198.0)
Financing activities
Proceeds received on issuance of shares	18	5.9	6.8	2.3
Proceeds received on issuance of shares from treasury		—	—	7.1
Purchase of own shares	19	—	(66.9)	(92.2)
Dividends paid to shareholders	8	(68.9)	(86.1)	(107.8)
Repayment of borrowings		(1.1)	(1.2)	—
Repayment of finance lease liabilities		(3.3)	(6.4)	(5.1)
Net cash used in financing activities		(67.4)	(153.8)	(195.7)

	Note	2013 £ million	2014 £ million	2014 £ million
Net (decrease)/ increase in cash and cash equivalents		(1.6)	10.0	(14.2)
Cash and cash equivalents at beginning of the year		46.3	43.8	54.1
Effect of foreign exchange rate changes		(0.9)	0.3	0.6
Cash and cash equivalents at end of the year		43.8	54.1	40.5

______________

The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Changes in Shareholders’ Equity
for the Year Ended December 31

	Attributable to equity holders of the Company
	Share capital £ million	Share premium account £ million	Capital reserve* £ million	Share option reserve ** £ million	Retained earnings £ million	Revaluation reserve*** £ million	Cumulative translation adjustment £ million	Total £ million
Balance at January 1, 2013	0.7	12.2	354.3	61.4	703.3	—	74.2	1,206.1
Profit for the year	—	—	—	—	104.8	—	—	104.8
Other comprehensive income
Currency translation adjustment	—	—	—	—	—	—	(17.9)	(17.9)
Total comprehensive income for the year	—	—	—	—	104.8	—	(17.9)	86.9
Shares issued on exercise of share options and awards (note 18)	—	5.9	—	—	—	—	—	5.9
Dividends (see note 8)	—	—	—	—	(68.9)	—	—	(68.9)
Credit in respect of employee share schemes	—	—	—	—	59.2	—	—	59.2
Movement on tax arising on share options and awards	—	—	—	—	22.2	—	—	22.2
	—	5.9	—	—	12.5	—	—	18.4
Balance at December 31, 2013	0.7	18.1	354.3	61.4	820.6	—	56.3	1,311.4
Profit for the year	—	—	—	—	255.4	—	—	255.4
Other comprehensive income
Unrealized holding gain on available-for-sale financial assets (net of tax of £1.1 million)	—	—	—	—	—	4.3	—	4.3
Currency translation adjustment	—	—	—	—	—	—	34.6	34.6
Total comprehensive income for the year	—	—	—	—	255.4	4.3	34.6	294.3
Shares issued on exercise of share options and awards (note 18)	—	6.8	—	—	—	—	—	6.8
Dividends (see note 8)	—	—	—	—	(86.1)	—	—	(86.1)
Purchase of own shares (see note 19)	—	—	—	—	(66.9)	—	—	(66.9)
Credit in respect of employee share schemes	—	—	—	—	68.5	—	—	68.5
Movement on tax arising on share options and awards	—	—	—	—	0.3	—	—	0.3
	—	6.8	—	—	(84.2)	—	—	(77.4)
Balance at December 31, 2014	0.7	24.9	354.3	61.4	991.8	4.3	90.9	1,528.3
Profit for the year	—	—	—	—	339.7	—	—	339.7
Other comprehensive income
Unrealized holding gain on available-for-sale financial assets (net of tax of £4.4 million)	—	—	—	—	—	17.7	—	17.7
Unrealized holding gain on available-for-sale financial assets reclassified to income statement (net of tax of £1.1 million)	—	—	—	—	—	(4.3)	—	(4.3)
Currency translation adjustment	—	—	—	—	—	—	32.1	32.1
Total comprehensive income for the year	—	—	—	—	339.7	13.4	32.1	385.2
Shares issued on exercise of share options and awards (note 18)	—	2.3	—	—	—	—	—	2.3
Dividends (see note 8)	—	—	—	—	(107.8)	—	—	(107.8)
Purchase of own shares (see note 19)	—	—	—	—	(92.2)	—	—	(92.2)
Proceeds from sales of own shares	—	—	—	—	7.1	—	—	7.1
Credit in respect of employee share schemes	—	—	—	—	70.5	—	—	70.5
Movement on tax arising on share options and awards	—	—	—	—	4.2	—	—	4.2
	—	2.3	—	—	(118.2)	—	—	(115.9)
Balance at December 31, 2015	0.7	27.2	354.3	61.4	1,213.3	17.7	123.0	1,797.6

________________

*	Capital reserve. In 2004, the premium on the shares issued in part consideration for the acquisition of Artisan Components Inc. was credited to reserves on consolidation in accordance with Section 131 of the Companies Act 1985. The reserve has been classified as a capital reserve to reflect the nature of the original credit to equity arising on acquisition.

**	Share option reserve. This represents the fair value of options granted on the acquisition of Artisan Components Inc. in 2004.

***	Revaluation reserve. The Company includes on its balance sheet equity investments, which are classified as available-for-sale financial assets. These are carried at fair value. Unrealized holding gains or losses on such investments are included, net of related taxes, within the revaluation reserve (except where there is evidence of permanent impairment, in which case losses would be recognized within the income statement).

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

Company undertakings include ARM Limited (incorporated in England and Wales), Geomerics Limited (incorporated in England and Wales), ARM France SAS (incorporated in France), ARM Germany GmbH (incorporated in Germany), ARM Norway AS (incorporated in Norway), ARM Sweden AB (incorporated in Sweden), ARM Finland Oy (incorporated in Finland), ARM Ireland Limited (incorporated in Republic of Ireland), ARM Hungary KFT (incorporated in Hungary), ARM Inc. (incorporated in the US), ARM Technologies Israel Limited (incorporated in Israel), ARM Electronic Technology (Shanghai) Co. Limited (incorporated in PR China), ARM KK (incorporated in Japan), ARM Korea Limited (incorporated in South Korea), ARM Taiwan Limited (incorporated in Taiwan), and ARM Embedded Technologies Pvt. Limited (incorporated in India).

1b Summary of significant accounting policies

The significant accounting policies applied in the presentation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB, IFRIC interpretations and with those parts of the Companies Act 2006 applicable to companies reporting under IFRS. The consolidated financial statements were authorized for issue on February 17, 2016 by the Board of directors.

The consolidated financial statements have been prepared on a going concern basis and in accordance with the historical cost convention as modified by: the revaluation to fair value of available-for-sale (AFS) financial assets and financial assets and liabilities at fair value through the income statement (including embedded derivatives and derivative instruments).

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

Segmental reporting

The Company’s internal operational structure was re-organized on January 1, 2014, to create an organization that is more scalable and more accountable, and that offers a more integrated product portfolio. As at December 31, 2014 and December 31, 2015, the Company’s internal organization and management structure reflected this change and this is the primary way in which the Chief Operating Decision Maker (CODM) was provided with financial information. The CODM assesses performance and allocates resources based on consolidated results of operations. The directors believe that the CODM is the Chief Executive Officer and the Executive Committee of the Company. The result of this re-organization is that the Company has one reportable segment, namely the IP Group (IPG). Other revenue and costs not related to IPG are seperately disclosed in Note 2.

Impairment of goodwill

The Company tests goodwill for impairment at least annually. This requires an estimation of the value-in-use of the assets to which goodwill is allocated. As discussed in detail in note 13, estimating the value-in-use requires the Company to make an estimate of the expected future cash flows from the assets and also to choose a suitable discount rate in order to calculate the present values of those cash flows. The discount rate is based on an estimate of the Company’s weighted average cost of capital. The Company uses a post-tax discount rate of 10% (2014: 10%) (pre-tax discount rate of approximately 11% (2014: 11%)). The Company reviews the carrying value of its assets including goodwill at the cash-generating unit level.

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

IFRS 15 “Revenue recognition” deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 “Revenue” and IAS 11 “Construction contracts” and related interpretations. The standard has been deferred pending further discussion regarding its implementation and is now effective for annual periods beginning on or after 1 January 2018. Earlier application is permitted. The Company continues to assess the impact of IFRS 15 and is developing processes and systems to enable the transition to the new standard.

IFRS 16 “Leases” replaces the current guidance in IAS 17. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize a lease liability reflecting future lease payments and a ‘right-of-use asset’ for virtually all lease contracts. The standard applies to annual periods beginning on or after 1 January 2019, with earlier application permitted if IFRS 15, ‘Revenue from Contracts with Customers’, is also applied. The Company is currently assessing IFRS 16’s full impact.

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

Intangible assets

(a) Goodwill Goodwill represents the excess of the fair value of the consideration paid on acquisition of a business over the fair value of the assets, including any intangible assets identified, and liabilities acquired. Goodwill is not amortized but is measured at cost less impairment losses. In determining the fair value of consideration, the fair value of equity issued is the market value of equity at the date of completion, the fair value of share options is calculated using the Black-Scholes valuation model, and the fair value of contingent consideration is based upon the probability of any performance conditions being met and thus whether any further consideration will be payable.

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

The Company recognizes liabilities for anticipated tax audit issues based on best estimates of potential additional taxes payable. Provisions are calculated individually based upon advice received from tax advisors and relevant correspondence received from tax authorities. Provisions are re-assessed by management at each period end date based upon any relevant new information received. Where the final tax outcome of these matters is different from the amounts recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

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

The annual impairment tests in 2015 and 2014 showed there was no impairment with respect to goodwill. Furthermore, no trigger events have been identified that would suggest the impairment of any of the Company’s other intangible assets.

The Company considers at each reporting date whether there is any indication that tangible fixed assets are impaired. If there is such an indication, the Company carries out an impairment test by measuring the assets’ recoverable amounts, which are the higher of the assets’ fair values less costs to sell and their values-in-use. If the recoverable amounts are less than the carrying amounts an impairment loss is recognized, and the assets are written down to their recoverable amounts.

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

Segment reporting

The Company’s internal operational structure was re-organized on January 1, 2014, to create an organisation that is more scalable and more accountable, and that offers a more integrated product portfolio. As at December 31, 2014 and December 31, 2015, the Company’s internal organization and management structure reflected this change and this is the primary way in which the Chief Operating Decision Maker (CODM) was provided with financial information. The CODM assesses performance and allocates resources based on consolidated results of operations. The directors believe that the CODM is the Chief Executive Officer and the Executive Committee of the Company. The result of this re-organization is that the Company has one reportable segment, namely the IP Group (IPG). Other revenue and costs not allocated to IPG are separately disclosed in Note 2.

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

Where no internally generated intangible asset can be recognized, development expenditure is recognized as an expense in the period in which it is incurred. Any collaborative agreement whereby a third-party agrees to partially fund the Company’s research and development is recognized over the period of the agreement as a credit within research and development expenses.

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

The Company operates Save As You Earn (SAYE) schemes in the United Kingdom and an Employee Share Purchase Plan (ESPP) in the UK, US, India, Asia Pac countries and certain European countries. Options under the SAYE schemes are granted at a 20% discount to the market price of the underlying shares on the date of announcement of the scheme and at a 15% discount to the lower of the market prices at the beginning and end of the scheme for the ESPP. The UK SAYE schemes are approved by the UK tax authorities, which stipulates that the saving period must be at least 36 months. The Company has recognized a compensation charge in respect of the SAYE plans and ESPPs. The charges for these are calculated as detailed above.

The Company also has an LTIP on which it is also required to recognize a compensation charge under IFRS 2, calculated as detailed above.

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

Foreign currency translation

(a) Functional and presentation currency. The functional currency of each Company entity is the currency of the primary economic environment in which that entity operates (except that of ARM Technologies Israel Limited which is in US dollars). The consolidated financial statements are presented in sterling, which is the presentation currency of the Company.

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

Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period, excluding those held as treasury shares, which are treated as canceled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Company had two categories of dilutive potential ordinary shares during the year: those being share options granted to employees and directors where the exercise price is less than the average market price of the Company’s ordinary shares during the year and the awards and contingently issuable shares granted under the Company’s RSU, DAB plan, and LTIP schemes. As at December 31, 2015, no shares granted under the 2013, 2014 and 2015 LTIPs with market-based performance conditions were included since the current expectation is that these shares will not vest. Shares granted with EPS related performance conditions have been included to the extent that it is expected that the shares will vest.

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

Short- and long-term deposits and similar instruments

The Company considers all highly liquid investments with original maturity dates of greater than three months and maturing in less than one year to be short-term deposits. Deposits with a maturity date of greater than one year from the balance sheet date are classified as long-term.

The Company has also placed money with certain banks in the form of Guaranteed Senior Secured Notes which have similar characteristics to term deposits and may be short- or long-term.

Accounts receivable

Accounts receivable are initially recognized at fair value. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables.

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

(a) Financial assets at fair value through the income statement. Financial assets at fair value through the income statement are financial assets held-for-trading – that is, assets that have been acquired principally for the purpose of selling in the short-term. Assets in this category are classified as current assets. They are initially recognized at fair value with transaction costs being expensed in the income statement. Specifically, the Company’s currency exchange contracts and embedded derivatives fall within this category. Gains or losses arising from changes in the fair value of “financial assets at fair value through the income statement” are presented in the income statement within general and administrative expenses in the period in which they arise.

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

(c) Available-for-sale financial assets (AFS). AFS financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the assets within 12 months of the balance sheet date.

Publicly traded investments are classified as AFS. Initially recognized at fair value plus transaction costs on the trade date, they are revalued at market value at each period end. Unrealized holding gains or losses on such securities are recognized, net of related taxes, through other comprehensive income via a revaluation reserve except where there is evidence of permanent impairment (see below).

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

Treasury shares

Where the Company purchases its own equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to the owners of the Company until the shares are canceled or reissued. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to owners of the Company.

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

At December 31, 2014 and 2015, the Company had no significant concentrations of credit risk. The amount of exposure to any individual counterparty is subject to a limit, which is reassessed periodically by the directors.

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

Liquidity risk

The Company’s policy is to maintain balances of cash and cash equivalents and short- and long-term deposits and similar instruments, such that highly liquid resources exceed the Company’s projected cash outflows at all times. Surplus funds are placed on fixed- or floating-rate deposits depending on the prevailing economic climate at the time (with reference to forward interest rates) and also on the required maturity of the deposit (as driven by the expected timing of the Company’s cash receipts and payments over the short to medium term).

Management monitors rolling forecasts of the Company’s short and medium-term expected cash flows. This is carried out at both a local and a Company level with the local subsidiaries being funded by the Company as required.

Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an appropriate capital structure to have sufficient capital to make strategic investments, including acquisitions. The capital structure of the Company consists of cash and cash equivalents, short- and long-term deposits, and capital and reserves attributable to owners of the Company, as disclosed on the consolidated balance sheet.

The Company’s strategy is to have a capital structure that takes into account opportunities to invest in long-term profitable growth, prevailing trading conditions and the desire to improve balance sheet efficiency over time. The Company introduced a dividend in 2004 which has grown each year since. Between 2005 and 2008, an ongoing share buyback program was in place whereby 16% of the issued share capital was bought back at an average price of £1.22. In 2015, the interim dividend was increased by 25% and the directors are proposing a 25% increase in the final dividend, reflecting the Board’s long-term confidence in the business. As well as continuing to grow the dividend, the Board has undertaken a limited share buyback program to maintain a flat share-count over time. During 2015, 9.0 million shares (2014: 7.9 million) were repurchased for £92.2 million (2014: £66.9 million). The capital structure is continually monitored by the Company.

In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, sell assets to raise cash or take on debt.

Valuation hierarchy

The Company classifies its financial instruments as follows: level 1 instruments are those valued using unadjusted quoted prices in active markets for identical instruments; level 2 instruments are those valued using techniques based significantly on observable market data; and level 3 instruments are those valued using information other than observable market data. The Company recognises transfers into and out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer.

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

The Company’s internal operational structure was re-organized on January 1, 2014, to create an organisation that is more scalable and more accountable, and that offers a more integrated product portfolio. As at December 31, 2014 and December 31, 2015, the Company’s internal organization and management structure reflected this change and this is the primary way in which the Chief Operating Decision Maker (CODM) was provided with financial information. The CODM assesses performance and allocates resources based on consolidated results of operations. The directors believe that the CODM is the Chief Executive Officer and the Executive Committee of the Group. The result of this re-organization is that the Company has one reportable segment, namely the IP Group (IPG).

In the year ended December 31, 2015, the Company incurred other costs of £19 million and generated other revenues of £4 million that were not related to IPG.

During the year ended December 31, 2015, no customer accounted for more than 10% of the Company’s total revenues (2014: no customer accounted for more than 10%).

Geographical information

The Company manages its business on a global basis. The operations are based in three main geographical areas. The United Kingdom is the home country of the parent company. The main operations are in the following principal territories:

•	Europe

•	United States

•	Asia Pacific

Analysis of revenue by destination*:

	2013 £ million	2014 £ million	2015 £ million
United States	280.3	321.8	365.7
PR China	90.0	116.8	187.0
Taiwan	99.4	133.7	141.8
South Korea	101.7	68.5	99.8
Japan	47.6	60.4	70.9
Singapore	24.6	18.5	29.9
Switzerland	24.8	17.9	26.7
Germany	13.4	12.3	11.1
Netherlands	8.5	8.1	9.4
Russia	0.5	11.3	2.5
Rest of Europe	19.2	21.9	19.5
Rest of Asia Pacific	3.6	2.4	3.5
Rest of North America	1.0	1.6	0.5
	714.6	795.2	968.3

________________

*	Destination is defined as the location of the Company’s customers’ operations.

The Company’s revenue within the home country of the parent company amounted to £5.1 million, £7.8 million and £4.9 million for the years ended December 31, 2015, 2014 and 2013, respectively.

The Company’s exports from the United Kingdom were £950.7 million, £778.9 million and £699.2 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Analysis of revenue by origin:

	2013 £ million	2014 £ million	2015 £ million
Europe*	705.3	786.9	960.3
United States	9.3	8.3	8.0
	714.6	795.2	968.3

________________

*	Includes the United Kingdom, which had total revenues of £955.8 million in 2015 (2014: £786.7 million, 2013: £704.1 million).

Analysis of revenue by revenue stream:

	2013 £ million	2014 £ million	2015 £ million
Royalties – Processors	317.5	326.0	463.1
Royalties – Physical IP	40.8	36.5	46.9
Licensing – Processors	244.4	309.1	326.6

	2013 £ million	2014 £ million	2015 £ million
Licensing – Physical IP	41.2	52.1	54.0
Software and tools	36.4	35.0	37.3
Services	34.3	36.5	40.4
	714.6	795.2	968.3

Analysis of non-current assets (excluding deferred tax assets, goodwill and other intangible assets):

	2013 £ million	2014 £ million	2015 £ million
Europe*	172.0	237.7	343.9
United States	7.2	23.4	28.1
Asia Pacific	5.0	5.2	9.2
	184.2	266.3	381.2

________________

*	Includes the United Kingdom which had non-current assets (excluding deferred tax assets, goodwill and other intangible assets) of £341.0 million in 2015 (2014: £235.5 million, 2013: £171.0 million), of which long-term deposits accounted for £298.0 million (2014: £191.4 million, 2013: £125.6 million).

3	Key management compensation and directors’ emoluments

Key management compensation

The directors are of the opinion that the key management of the Company comprises the executive and non-executive directors of ARM Holdings plc together with the Executive Committee (comprising all directors of ARM Limited and certain senior management). These persons have authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly. At December 31, 2015, key management comprised 20 people (2014: 20).

The aggregate amounts of key management compensation are set out below:

	2013 £ million	2014 £ million	2015 £ million
Salaries and short-term employee benefits	9.5	6.9	8.1
Share-based payments	6.1	7.9	6.0
Post-employment benefits	0.2	0.4	0.3
	15.8	15.2	14.4

Directors’ emoluments

The aggregate emoluments of the directors of the Company are set out below:

	2013 £ million	2014 £ million	2015 £ million
Aggregate emoluments in respect of qualifying services	3.8	2.8	3.8
Aggregate payments for pension-related benefits	0.2	0.2	0.1
Aggregate gains on exercise of share options	3.9	0.1	-
Aggregate amounts receivable in shares under the Deferred Annual Bonus Plan	12.9	2.5	5.3
Aggregate amounts receivable under the Long Term Incentive Plan	17.2	2.5	2.0
	38.0	8.1	11.2

4	Employee information

The average number of persons, including executive directors, employed by the Company during the year was:

	2013 Number	2014 Number	2015 Number
By activity
Research and development	1,803	2,173	2,639
Sales and marketing	425	481	498
General and administrative	370	418	465
	2,598	3,072	3,602

	2013 £ million	2014 £ million	2015 £ million
Staff costs (for the above persons)
Wages and salaries	185.4	203.6	246.7
Medical care costs	5.5	6.1	9.0
Share-based payments (note 21)	59.2	68.5	70.5
Social security costs	35.1	29.1	32.7
Movement on provision for social security costs on share awards	(1.4)	(2.4)	(1.4)
Other pension costs	8.7	11.5	13.1
	292.5	316.4	370.6

5	Profit before tax: analysis of expenses by nature

The following items have been charged/(credited) to the income statement in arriving at profit before tax:

	2013 £ million	2014 £ million	2015 £ million
Staff costs, including share-based payments (note 4)	292.5	316.4	370.6
Cost of inventories recognized as an expense	2.8	3.8	3.5
Depreciation of property, plant and equipment – owned assets (note 12)	11.6	14.1	17.3
Depreciation of property, plant and equipment – under finance leases (note 12)	2.8	5.0	5.4
Amortization of other intangible assets (note 14)
Cost of revenues	0.3	0.3	0.3
Research and development expenses	6.9	7.5	9.7
Sales and marketing expenses	0.6	0.2	0.1
General and administrative expenses	5.8	8.5	9.2
Government grants – research and development expenditure credit	(5.8)	(8.8)	(9.6)
Exceptional items (note 6)
Impairment of current AFS asset	59.5	—	—
IP indemnity and similar charges	41.8	—	—
Impairment of non-current AFS financial assets (note 11)	6.8	1.0	0.3
Net profit on disposal of AFS financial assets	(3.3)	(0.3)	(5.7)
Other operating lease rentals payable:
Plant and machinery	26.2	26.0	28.4
Property	8.7	11.3	16.3
Accounts receivables impairment (including movement in provision) (note 9)	4.0	0.3	(0.1)
Fair value movement on embedded derivatives	4.5	(9.6)	(4.3)
Other foreign exchange (gains)/losses	(3.3)	6.8	(3.2)

Services provided by the Company’s auditor and its associates

During the year the Company (including its overseas subsidiaries) obtained the following services from the Company’s auditor and its associates:

	2013 £ million	2014 £ million	2015 £ million
Fees payable to the Company’s auditor and its associates for the audit of the Company and consolidated financial statements	0.3	0.3	0.3
Fees payable to the Company’s auditor and its associates for other services:
The audit of the Company’s subsidiaries	0.2	0.2	0.2
Audit related assurance services (services pursuant to Section 404 of the Sarbanes-Oxley Act)	0.3	0.4	0.4
Other assurance services	0.1	—	—
Statutory audit, financial reporting and other related services	0.9	0.9	0.9
Tax advisory services	0.1	0.1	0.1
All other non-audit services*	0.1	0.1	—
	1.1	1.1	1.0

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

There were no exceptional items in 2014 or 2015.

7	Tax

Analysis of charge in the year:

	2013 £ million	2014 £ million	2015 £ million
Current tax:

	2013 £ million	2014 £ million	2015 £ million
Current tax on profits for the year	56.5	54.5	71.3
Adjustments in respect of prior years	(0.2)	(1.0)	(1.9)
Total current tax	56.3	53.5	69.4
Deferred tax:
Origination and reversal of temporary differences	(4.1)	8.6	5.7
Adjustment in respect of prior years	—	(1.0)	—
Impact of change in the UK statutory tax rate	0.1	—	—
Impact of change due to UK patent box regime	5.5	—	—
Total deferred tax	1.5	7.6	5.7
Income tax expense	57.8	61.1	75.1

Analysis of tax on items charged to equity:

	2013 £ million	2014 £ million	2015 £ million
Deferred tax charge on outstanding share options and awards	4.8	10.6	4.0
Current tax benefit on share options and awards	(27.0)	(10.9)	(8.2)
Deferred tax charge on AFS financial assets	—	1.1	3.3

The tax charge for the year was different from the standard rate of corporation tax in the UK as explained below:

	2013 £ million	2014 £ million	2015 £ million
Profit before tax	162.6	316.5	414.8
Profit before tax at the corporation tax rate of 20.25% (2014: 21.5%, 2013: 23.25%)	37.8	68.1	84.0
Effects of:
Adjustments tax in respect of prior years	(0.2)	(2.0)	(1.9)
Adjustments in respect of foreign tax rates	4.1	6.3	6.9
Research and development tax credits	(6.6)	(3.7)	(3.8)
Current impact of the UK patent box regime	(4.8)	(15.9)	(21.9)
Remeasurement of deferred tax assets due to reduction in UK statutory tax rates	0.1	—	—
Remeasurement of deferred tax assets due to the UK patent box regime	5.5	—	—
U.S. deferred tax assets not recognized*	17.5	0.9	—
Foreign withholding tax	3.0	(2.5)	1.6
Impact of share-based payments	(1.5)	5.2	3.8
Other**	2.9	4.7	6.4
Total taxation	57.8	61.1	75.1

____________________

*	2014 amount includes California R&D tax credits not recognized as future California tax is not expected to absorb all of the tax benefit.

**	Includes expenditure disallowable for tax purposes and potential additional tax payable on income.

Deferred tax

Deferred tax is calculated in full on temporary differences under the liability method using the tax rate relevant to each tax jurisdiction.

The movement on the deferred tax account is shown below:

	2013 £ million	2014 £ million	2015 £ million
At January 1	70.1	65.2	55.5
Amount acquired with subsidiary undertaking	(1.2)	(0.4)	(4.7)
Income statement charge	(1.5)	(7.6)	(5.7)
Adjustment in respect of share-based payments	(4.8)	(10.6)	(4.0)
Movement from current tax assets	3.0	9.3	6.4
Revaluation of AFS financial assets	—	(1.1)	(3.3)
Exchange differences	(0.4)	0.7	0.6
At December 31	65.2	55.5	44.8

Deferred tax assets have been partially recognized in respect of tax losses and other temporary differences giving rise to deferred tax assets because it is not probable that the unrecognized portion of these assets will be recovered.

The amount of deferred tax assets unrecognized at December 31, 2015 was £5.6 million (2014: £5.8 million, 2013: £23.2 million). The unrecognized deferred tax assets relate to historic losses of acquired subsidiaries and California research and development tax credits. The losses may remain unutilized due to restrictions imposed by local tax legislation and availability of relevant future profits.

No deferred tax has been recognized in respect of a further £49.3 million (2014: £43.1 million, 2013: £33.2 million) of unremitted earnings of overseas subsidiaries because the Company is in a position to control the timing of the reversal of the differences and either it is possible that such differences will not reverse in the foreseeable future or no tax is payable on the reversal.

During 2015, the UK Government published draft legislation introducing a new Patent Box regime based on the newly adopted modified nexus approach for IP assets submitted after June 30, 2016. UK taxpayers that have already submitted assets under the current form of the Patent Box will be allowed to continue to claim benefit through the current regime until June 30, 2021 for those assets. If these taxpayers also submit assets post June 30, 2016 then the benefits relating to these assets will be claimed under the new regime. Such taxpayers will operate under both regimes until June 30, 2021 when all benefits claimed through the Patent Box will be through the modified nexus approach. These changes have not been enacted at the balance sheet date and therefore are not taken into account in the measurement of deferred tax.

The movements in deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction as permitted by IAS 12) during the year are shown below. Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the balances net.

Deferred tax assets

	Amounts relating to share-based payments £ million	Temporary differences relating to fixed assets £ million	Tax losses and R&D tax credits carried forward £ million	Temporary differences relating to liabilities £ million	Other £ million	Total £ million
At January 1, 2015	24.3	1.7	25.9	8.1	—	60.0
Amount acquired with subsidiary undertaking	—	—	0.1	—	—	0.1
Movement from current tax assets	—	—	6.4	—	—	6.4
Income statement credit/(charge)	1.3	(1.7)	(7.6)	0.5	1.8	(5.7)
Movement on deferred tax arising on outstanding share options and awards	(4.0)	—	—	—	—	(4.0)
Exchange differences	—	—	0.9	—	—	0.9
At December 31, 2015 (prior to offsetting)	21.6	—	25.7	8.6	1.8	57.7

	Amounts relating to share-based payments £ million	Temporary differences relating to fixed assets £ million	Tax losses and R&D tax credits carried forward £ million	Temporary differences relating to liabilities £ million	Other £ million	Total £ million
Offsetting of deferred tax liabilities						(9.7)
At December 31, 2015 (after offsetting)						48.0

At January 1, 2014	32.8	3.9	22.1	8.0	0.9	67.7
Movement from current tax assets	—	—	9.3	—	—	9.3
Income statement credit/(charge)	2.1	(2.2)	(6.2)	0.1	(0.9)	(7.1)
Movement on deferred tax arising on outstanding share options and awards	(10.6)	—	—	—	—	(10.6)
Exchange differences	—	—	0.7	—	—	0.7
At December 31, 2014 (prior to offsetting)	24.3	1.7	25.9	8.1	—	60.0
Offsetting of deferred tax liabilities						(4.1)
At December 31, 2014 (after offsetting)						55.9

The deferred tax asset to be recovered after more than one year is £29.7 million (2014: £32.0 million)

Deferred tax liabilities

	Amounts relating to intangible assets arising on acquisition £ million	Temporary difference on AFS financial assets £ million	Other £ million	Total £ million
At January 1, 2015	3.1	1.1	0.3	4.5
Amount acquired with subsidiary undertaking	4.8	—	—	4.8
Movement through reserves	—	3.3	—	3.3
Exchange differences	0.3	—	—	0.3
At December 31, 2015 (prior to offsetting)	8.2	4.4	0.3	12.9
Offsetting of deferred tax assets				(9.7)
At December 31, 2015 (after offsetting)				3.2
At January 1, 2014	2.5	—	—	2.5
Amount acquired with subsidiary undertaking	0.4	—	—	0.4
Income statement charge	0.2	—	0.3	0.5
Movement through reserves	—	1.1	—	1.1
At December 31, 2014 (prior to offsetting)	3.1	1.1	0.3	4.5
Offsetting of deferred tax assets				(4.1)
At December 31, 2014 (after offsetting)				0.4

The deferred tax liability due after more than one year prior to offsetting is £1.3 million (2014: £1.0 million, 2013: £1.2 million).

8	Dividends

	2013 £ million	2014 £ million	2015 £ million
Final 2012 paid at 2.83 pence per share	39.5	—	—
Interim 2013 paid at 2.1 pence per share	29.4	—	—
Final 2013 paid at 3.6 pence per share	—	50.7	—
Interim 2014 paid at 2.52 pence per share	—	35.4	—
Final 2014 paid at 4.50 pence per share	—	—	63.5
Interim 2015 paid at 3.15 pence per share	—	—	44.3
	68.9	86.1	107.8

In addition, the directors are proposing a final dividend in respect of the financial year ended December 31, 2015 of 5.63 pence per share, which will absorb an estimated £79 million of shareholders’ funds. Subject to approval at the 2016 AGM, it will be paid on May 13, 2016 to shareholders who are on the register of members on April 22, 2016.

9	Accounts receivable

	2014 £ million	2015 £ million
Trade debtors (including receivables from related parties – see note 25)	138.5	133.5
Less: Provision for impairment of trade debtors	(9.0)	(1.0)
Trade debtors, net	129.5	132.5
Amounts recoverable on contracts	9.1	51.2
Current accounts receivable	138.6	183.7

Movements in the Company’s provision for impairment of trade debtors are as follows:

	2013 £ million	2014 £ million	2015 £ million
At January 1	(2.4)	(9.7)	(9.0)
Charge to income statement	(4.0)	(0.3)	0.1
Utilized	—	2.5	6.5
Reclassified from deferred income	(3.5)	(1.4)	1.5
Foreign exchange	0.2	(0.1)	(0.1)
At December 31	(9.7)	(9.0)	(1.0)

See also note 17 for further disclosure regarding the credit quality of the Company’s gross trade debtors.

10	Prepaid expenses and other assets

	2014 £ million	2015 £ million
Other receivables	19.3	22.9
Prepayments	23.9	28.7
Current prepaid expenses and other assets	43.2	51.6
Plus: non-current prepaid expenses and other assets	1.7	1.4
Total prepaid expenses and other assets	44.9	53.0

11	Available-for-sale financial assets

Non-current available-for-sale financial assets	2014 £ million	2015 £ million
Net book value
At January 1	13.9	23.7
Additions	5.0	3.8

Non-current available-for-sale financial assets	2014 £ million	2015 £ million
Revaluation recognized through other comprehensive income	5.4	2.8
Transfer to current	—	(3.8)
Disposals	—	(15.0)
Foreign exchange translation	0.4	0.4
Impairment recognized through income statement (general and administrative expenses)	(1.0)	(0.3)
At December 31	23.7	11.6

Current available-for-sale financial assets	2014 £ million	2015 £ million
Net book value
At January 1	1.2	—
Revaluation recognized through other comprehensive income	—	19.3
Transfers from non-current	—	3.8
Disposals	(1.2)	—
At December 31	—	23.1

Non-current investments

Those unlisted companies in which the Company has invested are generally early-stage development enterprises, which are generating value for shareholders through research and development activities, and most do not currently report profits. The fair value of these investments is considered to approximate to cost or is determined using independent valuation information where available. Non-current available-for-sale investments noted above are considered to be level 3 financial assets (see note 17).

Included within the £15.0 million disposals noted above were £8.7 million ($12.9 million) of convertible loan notes in Sunrise Micro Devices, Inc which were converted on acquisition on April 15, 2015 (see note 20).

A permanent 10% fall in the underlying value of those unlisted companies in which the Company has invested and does not have independent valuation information (e.g. through the occurrence of transactions in the relevant entity’s equity instruments) as at December 31, 2015 would have reduced the Company’s post-tax profit by £1.0 million (2014: £1.5 million) and resulted in a £nil (2014: £nil) reduction in other components of equity.

Current investments

During 2015 there has been a transfer out of level 3 and into level 1 financial instrument assets. This is a result of Thunder Software Technology Co. Ltd listing on the Shenzhen Stock Exchange in China. This financial asset is considered to be a current level 1 asset since it has an active market. The value of this investment as at December 31, 2015 is £23.1 million. At December 31, 2014, the Company had no listed investments.

The Company’s investments include the following companies:

•	Ambiq Micro Inc.

•	Cambridge Innovation Capital plc

•	Cyclos Semiconductor Inc.

•	Marmalade Technologies Ltd. (formerly Ideaworks 3D Limited)

•	Shanghai Walden Venture Capital Enterprise

•	Thunder Software Technology Co. Ltd.

•	Triad Semiconductor Inc.

Available-for-sale financial assets include the following:

	2014 £ million	2015 £ million
Current:
Listed equity securities – China	—	23.1
Non-current:
Unlisted equity securities – UK	6.5	6.6
Unlisted equity securities – US	1.6	1.6
Unlisted equity securities – ROW	7.4	3.4
Convertible loan notes – UK	1.3	—
Convertible loan notes – US	6.9	—
Total available-for-sale financial assets	23.7	34.7

Available-for-sale financial assets are held in the following currencies:

	2014 £ million	2015 £ million
Sterling	15.5	11.6
US dollars	8.2	—
Chinese Yuan	—	23.1
Total available-for-sale financial assets	23.7	34.7

12	Property, plant and equipment

	Freehold buildings £ million	Leasehold improvements £ million	Computer equipment £ million	Fixtures, fittings and motor vehicles £ million	Assets in the course of construction £ million	Total £ million
Cost
At January 1, 2015	0.2	20.0	70.5	8.2	1.0	99.9
Additions	—	10.1	24.7	4.2	0.6	39.6
Acquisitions	—	0.1	0.4	0.1	—	0.6
Transfers	—	—	1.4	—	(1.4)	—
Disposals	—	(5.2)	(9.9)	(1.1)	(0.1)	(16.3)
Exchange differences	—	0.6	1.1	0.3	—	2.0
At December 31, 2015	0.2	25.6	88.2	11.7	0.1	125.8
Accumulated depreciation
At January 1, 2015	0.1	9.8	41.4	5.2	—	56.5
Charge for the year	—	3.3	17.7	1.7	—	22.7
Disposals	—	(5.2)	(9.7)	(1.1)	—	(16.0)
Exchange differences	—	0.3	0.6	0.1	—	1.0
At December 31, 2015	0.1	8.2	50.0	5.9	—	64.2
Net book value At December 31, 2015	0.1	17.4	38.2	5.8	0.1	61.6

	Freehold buildings £ million	Leasehold improvements £ million	Computer equipment £ million	Fixtures, fittings and motor vehicles £ million	Assets in the course of construction £ million	Total £ million
Cost
At January 1, 2014	0.2	24.2	49.4	7.0	0.7	81.5
Additions	—	3.0	21.8	1.6	1.9	28.3
Acquisitions	—	—	0.1	0.2	—	0.3
Transfers	—	—	1.0	—	(1.0)	—
Reclassification*	—	—	—	—	(0.3)	(0.3)
Disposals	—	(7.8)	(3.6)	(0.6)	—	(12.0)
Exchange differences	—	0.6	1.8	—	(0.3)	2.1
At December 31, 2014	0.2	20.0	70.5	8.2	1.0	99.9
Accumulated depreciation
At January 1, 2014	0.1	14.5	28.9	4.4	—	47.9
Charge for the year	—	2.8	15.1	1.2	—	19.1
Acquisitions	—	—	0.1	0.1	—	0.2
Disposals	—	(7.7)	(3.3)	(0.6)	—	(11.6)
Exchange differences	—	0.2	0.6	0.1	—	0.9
At December 31, 2014	0.1	9.8	41.4	5.2	—	56.5
Net book value At December 31, 2014	0.1	10.2	29.1	3.0	1.0	43.4

*Reclassification from property plant and equipment to intangible assets (software).

Included within computer equipment are assets with net book value of £13.7 million (2014: £9.5 million) held under finance leases.

13	Goodwill

	IP Group £ million	IoT £ million	Total £ million
At January 1, 2014	520.1	5.8	525.9
Exchange differences	29.7	0.4	30.1
Acquisition – Duolog (note 20)	10.7	—	10.7
Acquisition – Offspark (note 20)	—	0.3	0.3
At December 31, 2014	560.5	6.5	567.0
Exchange differences	26.4	1.6	28.0
Acquisition – Wicentric (note 20)	1.8	—	1.8
Acquisition – SMD (note 20)	6.5	—	6.5
Acquisition – Sansa (note 20)	7.1	28.7	35.8
Acquisition – Carbon (note 20)	11.6	—	11.6
At December 31, 2015	613.9	36.8	650.7

The Company has been investing in activities related to the Internet-of-Things (IoT). On July 30, 2015, the Company acquired the share capital of Discretix, Inc (trading as Sansa Security, Inc (Sansa)). The majority of the goodwill and assets acquired as part of this acquisition are considered to be related to IoT. IoT is now considered to be a separate cash-generating unit from IPG. The goodwill allocated to IoT has been subject to a separate impairment review, as goodwill is monitored by the Company at the cash-generating unit level.

During the fourth quarter of 2015, the directors tested the Company’s goodwill balances for impairment in accordance with IAS 36 “Impairment of assets”. Their recoverable amounts have been measured based on a value-in-use calculation.

The key assumptions in the value-in-use calculations were:

IP Group

Period of projected cash flows The directors have used a ten-year forecast period with an assumed terminal growth rate after 2025 of 3% per annum. The ten year forecast is based on the Company’s detailed strategic plan for years one to three extrapolated for the remaining years. Given the long-term nature of the ARM licensing and royalty business model, it is considered appropriate to use a ten-year forecast period to assess the expected future cash flows to be generated from the assets under review.

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

IoT

Period of projected cash flows The directors have used a ten-year forecast period with an assumed terminal growth rate after 2025 of 3% per annum. The ten year forecast is based on the Company’s detailed strategic plan for years one to three extrapolated for the remaining years. Given the long-term nature of the plan for this cash-generating unit, it is considered appropriate to use a ten-year forecast period to assess the expected future cash flows to be generated from the assets under review.

Revenue growth Revenue growth assumptions are based on financial budgets and forecasts approved by senior management, taking into account typical semiconductor industry growth rates and ARM’s historical experience in the context of wider industry and economic conditions. Significant revenue growth is planned starting from the current immaterial level.

Operating margins Operating margins have been assumed to improve from losses in the early years to approximately 40% over the period of the calculation.

Discount rate Future cash flows are discounted at a rate of 10% per annum post tax.

Conclusion The directors are confident that the amount of goodwill is appropriate and that the assumptions used in estimating its recoverable amount are appropriate. In making this assessment the directors have considered possible scenarios that could result in an impairment. The calculation is most sensitive to variations in the revenue assumptions where a reduction in planned revenues of greater than 30% could result in an impairment of goodwill.

Whilst it is conceivable that a key assumption in the calculation or the Company’s current plans for this cash-generating unit could change, the directors believe that based on the existing strategy it is reasonable to value the goodwill attributed to IoT at its purchased value and that no impairment is necessary as at December 31, 2015.

14	Other intangible assets

	Computer software £ million	Patents and licenses £ million	In-process research and development £ million	Developed technology £ million	Existing agreements and customer relationships £ million	Core technology £ million	Trademarks and tradenames £ million	Total £ million
Cost
At January 1,	20.7	99.1	6.2	50.3	55.2	17.5	4.7	253.7

	Computer software £ million	Patents and licenses £ million	In-process research and development £ million	Developed technology £ million	Existing agreements and customer relationships £ million	Core technology £ million	Trademarks and tradenames £ million	Total £ million
2015
Additions	2.3	9.1	—	—	—	—	—	11.4
Acquisitions	—	—	3.0	18.2	1.2	—	—	22.4
Disposals	(0.6)	—	—	—	—	—	—	(0.6)
Exchange differences	0.1	—	0.4	1.1	2.2	0.9	0.2	4.9
At December 31, 2015	22.5	108.2	9.6	69.6	58.6	18.4	4.9	291.8
Accumulated amortization
At January 1, 2015	15.5	35.5	6.2	41.9	55.2	17.5	4.7	176.5
Charge for the year	3.1	12.7	0.2	3.2	0.1	—	—	19.3
Disposals	(0.6)	—	—	—	—	—	—	(0.6)
Exchange differences	0.1	—	0.3	0.9	2.2	0.9	0.2	4.6
At December 31, 2015	18.1	48.2	6.7	46.0	57.5	18.4	4.9	199.8
Net book value at December 31, 2015	4.4	60.0	2.9	23.6	1.1	—	—	92.0

	Computer software £ million	Patents and licenses £ million	In-process research and development £ million	Developed technology £ million	Existing agreements and customer relationships £ million	Core technology £ million	Trademarks and tradenames £ million	Total £ million
Cost
At January 1, 2014	19.4	100.9	5.8	46.7	52.8	16.5	4.4	246.5
Additions	2.6	5.1	—	—	—	—	—	7.7
Acquisitions	—	—	—	2.7	—	—	—	2.7
Reclassification*	0.3	—	—	—	—	—	—	0.3
Disposals	(1.7)	(6.9)	—	—	—	—	—	(8.6)
Exchange differences	0.1	—	0.4	0.9	2.4	1.0	0.3	5.1
At December 31, 2014	20.7	99.1	6.2	50.3	55.2	17.5	4.7	253.7
Accumulated amortization
At January 1, 2014	14.3	31.4	5.8	39.0	52.6	16.1	4.4	163.6
Charge for the year	3.0	11.0	—	1.9	0.2	0.4	—	16.5
Disposals	(1.9)	(6.9)	—	—	—	—	—	(8.8)
Exchange differences	0.1	—	0.4	1.0	2.4	1.0	0.3	5.2
At December 31, 2014	15.5	35.5	6.2	41.9	55.2	17.5	4.7	176.5
Net book value at December 31, 2014	5.2	63.6	—	8.4	—	—	—	77.2

*Reclassification from property, plant and equipment to intangible assets (software).

The net book value of patents and licenses includes a patent license agreement for interconnect technology used in SoCs, with a carrying value of £12.5 million at December 31, 2015 (2014: £14.2 million) and a remaining useful life of seven years, and IP rights acquired with a carrying value of £27.7 million at December 31, 2015 (2014: £32.5 million) and a remaining useful life of six years.

15	Accrued and other liabilities

	2014 £ million	2015 £ million
Accruals
Provision for payroll taxes on share awards	12.8	11.4
Employee bonus and sales commissions	19.3	28.2
Other accruals (including £6.3 million non-current (2014: £nil))	37.3	55.0
Total Accruals	69.4	94.6
Other taxation and social security	4.7	5.2
Other payables	6.5	7.2
Total accrued and other liabilities	80.6	107.0

16	Finance lease liabilities

	2014 £ million	2015 £ million
Gross finance lease liabilities – minimum lease payments:
Within one year	4.1	5.5
In the second to fifth years inclusive	2.6	6.2
Less: future finance charges	(0.2)	(0.4)
Present value of lease obligations	6.5	11.3
Amounts due for settlement within 12 months	3.9	5.2
Amounts due for settlement after 12 months	2.6	6.1
Present value of lease obligations	6.5	11.3

The Company has entered into three- and four- year finance lease arrangements in respect of certain IT equipment.

17	Financial instruments

(a) Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below:

Financial assets

	Loans and receivables £ million	Assets at fair value through the income statement £ million	Available-for-sale £ million	Total £ million
At December 31, 2015
Cash and cash equivalents	40.5	—	—	40.5
Short-term deposits and similar instruments	617.8	—	—	617.8
Embedded derivatives	—	6.9	—	6.9
Accounts receivable (gross of impairment provision)	184.7	—	—	184.7
Available-for-sales financial assets - listed	—	—	23.1	23.1
Total current financial assets	843.0	6.9	23.1	873.0
Long-term deposits and similar instruments	298.0	—	—	298.0
Loans and receivables	6.0	—	—	6.0
Available-for-sale financial assets - unlisted	—	—	11.6	11.6
Total non-current financial assets	304.0	—	11.6	315.6
Total financial assets	1,147.0	6.9	34.7	1,188.6

	Loans and receivables £ million	Assets at fair value through the income statement £ million	Available-for-sale £ million	Total £ million
At December 31, 2014
Cash and cash equivalents	54.1	—	—	54.1
Short-term deposits and similar instruments	620.8	—	—	620.8
Embedded derivatives	—	2.6	—	2.6
Accounts receivable (gross of impairment provision)	147.6	—	—	147.6
Total current financial assets	822.5	2.6	—	825.1
Long-term deposits and similar instruments	191.4	—	—	191.4
Loans and receivables	3.0	—	—	3.0
Available-for-sale financial assets - unlisted	—	—	23.7	23.7
Total non-current financial assets	194.4	—	23.7	218.1
Total financial assets	1,016.9	2.6	23.7	1,043.2

Financial liabilities

	2014 £ million	2015 £ million
Liabilities at amortized cost at December 31:
Accounts payable	11.7	12.7
Accrued and other liabilities *	46.8	57.0
Finance lease liabilities	6.5	11.3
	65.0	81.0
Liabilities at fair value through the income statement at December 31:
Fair value of currency exchange contracts	4.8	3.2
Total financial liabilities	69.8	84.2

_______________

*	Non-financial liabilities are excluded from the accrued and other liabilities balance as this analysis is required only for financial instruments

Valuation hierarchy

As at December 31, 2015, the Company’s financial instrument assets consisted of embedded derivatives (level 2) of £6.9 million (2014: £2.6 million) and AFS financial assets (level 1) of £23.1 million (current) (2014: £nil (current)) and (level 3) of £11.6 million (non-current) (2014: £23.7 million non-current).

As at December 31, 2015, the Company’s financial instrument liabilities consisted of currency exchange contracts at fair value through the income statement (level 2) of £3.2 million (2014: £4.8 million).

Level 1 AFS financial assets consists of a listed equity investment. The fair value is determined with reference to prices quoted on the relevant exchange at the balance sheet date.

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

	Less than six months	Between six months and one year	Between one year and two years	Over two years
	£ million	£ million	£ million	£ million
At December 31, 2015:
Accounts payable	12.7	—	—	—
Accrued and other liabilities	54.3	0.9	1.8	—
Finance lease liabilities	3.0	2.2	3.5	2.6
Fair value of currency exchange contracts	2.4	0.8	—	—
At December 31, 2014:
Accounts payable	11.7	—	—	—
Accrued and other liabilities	46.8	—	—	—
Finance lease liabilities	2.3	1.6	2.1	0.5
Fair value of currency exchange contracts	3.2	1.2	0.4	—

Loans and receivables

During 2010 the Company invested £2.5 million in an interest-free charitable bond with Future Business. This was recognized in loans and receivables at its initial fair value of £1.9 million, measured using the effective interest method, which resulted in a charge of £0.6 million being recognized as interest payable and similar charges during 2010. During 2013, the Company invested a further £0.7 million with Future Business.

In addition, the Company is owed a balance of £2.9 million from its joint venture Trustonic at December 31, 2015 (2014: £nil) in respect of loans and other amounts receivable.

The carrying value of the total loans amounted to £6.0 million at December 31, 2015 (2014: £3.0 million), with £0.1 million being recognized as interest receivable during 2015 (2014: £0.1 million).

The Company had no borrowings during 2015 and 2014.

Short-term deposits and similar instruments

The effective interest rate on short-term deposits and similar instruments outstanding at the year end was 1.35% (2014: 1.29%) and these deposits have an average maturity of 189 days (2014: 205 days).

Long-term deposits and similar instruments

The effective interest rate on long-term deposits and similar instruments outstanding at the year end was 1.52% (2014: 1.61%) and these deposits have an average maturity of 522 days (2014: 576 days).

Derivative financial instruments

The table analyzes the Company’s derivative financial instruments into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Amounts due within 12 months equal their carrying balances as the impact of discounting is not significant.

	Less than three months million	Over three months but less than six months million	Between six months and one year million	Greater than one year million
Foreign exchange forward contracts – held-for-trading at December 31, 2015
Outflow	$160.0	$40.0	$20.0	$—
Inflow	£106.3	£26.5	£13.4	£—
Foreign exchange options – held-for-trading at December 31, 2015
Outflow (maximum)	$51.8	$51.8	$59.5	$—
Inflow (maximum)	£35.1	£35.1	£40.4	£—
Foreign exchange forward contracts – held-for-trading at December 31, 2014
Outflow	$133.0	$28.0	$13.0	$—
Inflow	£83.6	£17.9	£8.4	£—
Foreign exchange options – held-for-trading at December 31, 2014
Outflow (maximum)	$59.1	$59.3	$88.5	$24.0
Inflow (maximum)	£37.3	£37.4	£56.6	£16.0

Fair value of currency exchange contracts

The fair value of currency exchange contracts is estimated using the forward rates. The estimation of the fair value of the liability in respect of currency exchange contracts was £3.2 million at December 31, 2015 (2014: £4.8 million). The resulting gains and losses on the movement of the fair value of currency exchange contracts are recognized in the income statement under general and administrative expenses, amounting to a gain of £1.6 million (2014: loss of £9.4 million).

(b) Credit quality of financial assets

Trade debtors

On a quarterly basis, all trade debtors more than three months overdue are considered for impairment on a line-by-line basis. Either a provision is made or the lack thereof is justified, with review by senior members of the Company’s finance team.

	2014 £ million	2015 £ million
Trade debtors (gross of impairment provision):
Not yet due	86.5	101.6
Under 90 days overdue	31.0	26.4
Over 90 days but not provided for	12.0	4.5
Fully provided for	9.0	1.0
Total	138.5	133.5

As shown above, at December 31, 2015 trade debtors less than 90 days overdue (excluding those amounts that are not yet due) amounted to £26.4 million. Of those outstanding at December 31, 2015, £18.6 million had been collected by February 15, 2016 and £6.9 million was owed by large, established customers. Similarly, debtors more than 90 days overdue and not provided for amounted to £4.5 million of which £0.6 million had been collected by February 15, 2016 and £2.5 million was owed by large, established customers. For the remainder, discussions regarding repayment are ongoing and repayment schedules have been agreed with the customers concerned. These will be monitored on a quarterly basis in accordance with the control outlined above. No further analysis has been provided here on the quality of these debts as they are not felt to pose a material threat to the Company’s future results.

As shown above, at December 31, 2015, trade debtors fully provided for amounted to £1.0 million (2014: £9.0 million). All of the trade debtors provided for at December 31, 2015 and December 31, 2014 are over six months overdue.

At December 31, 2015 one customer (2014: no customer) accounted for over 10% of accounts receivable.

Credit Risk

Financial instrument counterparties are subject to pre-approval by the directors and such approval is limited to financial institutions with either a Moody’s rating of at least A2/P-1, a Fitch rating of at least A/F1, or UK building societies with over £2 billion in assets, except in certain jurisdictions where the cash holding concerned is immaterial. At December 31, 2015 and 2014, the majority of the Company’s cash and cash equivalents, short- and long-term deposits and similar instruments were deposited with major clearing banks and building societies in the UK and US in the form of money market deposits and corporate bonds for varying periods of up to three years. At December 31, 2015, over 99% (2014: 99%) of the Company’s cash and cash equivalents, and short- and long-term deposits and similar instruments were deposited with major clearing banks and building societies fulfilling these criteria.

Interest rate risk

At December 31, 2015, the Company had £956.1 million (2014: £873.1 million) of interest-bearing assets. At December 31, 2015, 95% (2014: 93%) of interest-bearing assets (comprising cash and cash equivalents, short- and long-term deposits and similar instruments, loans and receivables, and the Company’s loan to joint venture) are at fixed rates and are therefore exposed to fair value interest rate risk. Had interest rates been 1% (100 basis points) lower throughout the year, interest receivable would have reduced by approximately £8.5 million (2014: £7.3 million) and profit after tax by £6.8 million (2014: £5.8 million).

Currency risk

At December 31, 2015, the Company had outstanding currency exchange contracts to sell $220 million (2014: $174 million) for sterling. In addition, the Company utilizes option instruments which have various provisions that, depending on the spot rate at maturity, give either the Company or the counterparty the option to exercise. At December 31, 2015, the Company had outstanding currency options under which the Company may, under certain circumstances, be required to sell up to $163 million (2014: $231 million) for sterling. A common scenario with options of this type is that the spot price at expiry is such that neither the Company nor the counterparty chooses to exercise the option. At December 31, 2015, the Company had $196 million (2014: $212 million) of accounts receivable denominated in US dollars at that date, and US dollar cash and cash equivalents, and short-term deposits of $18 million (2014: $41 million). Thus the Company’s US dollar assets were less than its currency exchange contracts and currency options outstanding at the year end. Management assesses the volume and timing of currency exchange contracts taking into consideration both the current and expected future level of US dollar assets. Based on the predictable nature of the Company’s cash flows, the Company typically has a greater value of currency exchange contracts outstanding than US dollar assets held.

At December 31, 2015, if sterling had strengthened by 10% against foreign currencies with all other variables held constant, post-tax profit for the year would have been £5.3 million lower (2014: £4.0 million lower), mainly as a result of the mix of financial instruments at respective year ends.

18	Share capital

Authorized	2014 £ million	2015 £ million
2,200,000,000 ordinary shares of 0.05 pence each (2014: 2,200,000,000)	1.1	1.1

	2014		2015
	Number of shares (millions)	Value £ million	Number of shares (millions)	Value £ million
Issued and fully paid
At January 1	1,400.3	0.7	1,412.2	0.7
Allotted under employee incentive schemes	11.9	—	0.2	—
December 31	1,412.2	0.7	1,412.4	0.7

During 2015, the aggregate consideration received on issue of new share capital allotted under employee incentive schemes was £2.3 million (2014: £6.8 million).

19	Own shares held

Treasury stock £ million
At January 1, 2015	66.9
Purchase of own shares	92.2
Issuance of shares	(87.1)
December 31, 2015	72.0

During the year £92.2 million (2014: £66.9 million) of shares were repurchased, representing 9.0 million (2014: 7.9 million) shares. At December 31, 2015, 7.2 million (2014: 7.9 million) shares were held as treasury stock. Own shares held have a nominal value of 0.05 pence and in total represent 0.5% of called-up share capital.

20	Acquisitions

The Company acquired the entire share capital of three companies in 2015: Wicentric, Inc., acquired on February 5, 2015, Sunrise Micro Devices, Inc. (SMD), acquired on April 15, 2015 and Discretix, Inc (trading as Sansa Security, Inc. (Sansa)), acquired on July 30, 2015. In addition the Company acquired the trade and certain assets of Carbon Design Systems, Inc. (Carbon), on October 19, 2015.

Wicentric is a Bluetooth® Smart stack and profile provider and SMD is a provider of sub-one volt radio IP. The IP of both companies is being integrated to form a portfolio that will complement ARM’s existing processor and physical IP, targeting end markets requiring low-power wireless communications such as the IoT.

The following table summarises the consideration and provisional fair values of the assets acquired and liabilities assumed at the date of each acquisition.

	Wicentric February 5, 2015		SMD April 15, 2015
	£ million	$ million	£ million	$ million
Cash, accounts receivable, other current assets and property, plant and equipment	0.2	0.3	0.9	1.3
Intangible assets	0.4	0.6	4.6	6.7
Accrued and other liabilities	(0.1)	(0.2)	(0.5)	(0.7)
Deferred tax liabilities (net)	(0.1)	(0.2)	(1.6)	(2.3)
Net assets acquired	0.4	0.5	3.4	5.0
Goodwill	1.8	2.7	6.5	9.6
Consideration	2.2	3.2	9.9	14.6

The full consideration was paid in cash for Wicentric. The majority of the consideration for SMD consisted of convertible loan notes (and interest accrued) with a fair value of £9.2 million ($13.5 million), with the remainder of the consideration settled in cash. All transaction expenses incurred by the Company have been charged to the income statement.

From their dates of acquisition to December 31, 2015, the acquisitions of Wicentric and SMD contributed £1.0 million in revenue and incurred a pre-tax loss of £3.5 million. If both companies had been consolidated from January 1, 2015, the consolidated income statement would have included an additional £1.0 million of revenue and £5.2 million of pre-tax loss.

Sansa is a provider of hardware security IP and software for advanced system-on-chip components deployed in IoT and mobile devices. The company currently enables security in more than 150 million products a year and Sansa technology is deployed across a range of smart connected devices and enterprise systems. The acquisition complements the ARM security portfolio, which includes ARM TrustZone® technology and SecurCore® processor IP.

Carbon is a leading supplier of cycle-accurate virtual prototyping solutions, to deliver design optimization, time-to-market and cost-efficiency gains for its Partners.

The following table summarises the consideration and provisional fair values of the assets acquired and liabilities assumed at the date of each acquisition.

	Sansa July 30, 2015		Carbon October 19, 2015
	£ million	$ million	£ million	$ million
Cash, accounts receivable, other current assets and property, plant and equipment	4.8	7.4	0.1	0.1
Intangible assets	11.5	17.8	5.9	9.1
Accrued and other liabilities	(3.1)	(4.8)	(1.8)	(2.8)
Deferred tax liabilities (net)	(3.0)	(4.7)	—	—
Net assets acquired	10.2	15.7	4.2	6.4
Goodwill	35.8	55.6	11.6	18.0
Consideration	46.0	71.3	15.8	24.4

The full consideration was paid in cash for both Sansa and Carbon. All transaction expenses incurred by the Company have been charged to the income statement. The rationale for the acquisition of Sansa is to accelerate the Company’s business into the IoT services market and to enhance future revenue streams rather than to directly exploit the IP acquired. Consequently the majority of the value to the Company is as an enabler to the existing business which has resulted in the high proportion of goodwill as a percentage of the consideration.

From July 30, 2015 to December 31, 2015, the acquisition of Sansa contributed £4.3 million in revenue and incurred a pre-tax profit of £0.4 million. If Sansa had been consolidated from January 1, 2015, the consolidated income statement would have included an additional £10.2 million of revenue and £0.5 million of pre-tax loss.

From October 19, 2015 to December 31, 2015, the acquisition of Carbon contributed £0.7 million in revenue and incurred a pre-tax profit of £0.1 million. If Carbon had been consolidated from January 1, 2015, the consolidated income statement would have included an additional £4.0 million of revenue and no pre-tax profit or loss.

For the above reasons, combined with the ability to hire the workforce of the companies, including the founders and the management teams, the Group paid a premium for all four companies, giving rise to goodwill. All intangible assets were recognized at their fair values, with the residual excess over net assets being recognized as goodwill.

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

The following table summarizes the consideration and final fair values of the assets acquired and liabilities assumed at the date of each acquisition.

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

From May 27, 2014 to December 31, 2014, the acquisition of Duolog contributed £1.3 million in revenue and incurred a pre-tax loss of £0.7 million. If Duolog had been consolidated from January 1, 2014, the consolidated income statement would have included £3.1 million of revenue and £0.5 million of pre-tax loss. The trading results of Offspark would have had no significant impact on the results of the Company.

Other

During 2015 the Company also made payments in respect of time-based and performance bonuses of £1.1 million (2014: £1.4 million) due as a result of the acquisition of Prolific Inc in 2011, £0.3 million (2014: £0.3million) due as a result of the acquisition of Sensinode in 2013, £0.3 million (2014: £nil) due as a result of the acquisition of Duolog and £0.2 million (2014: £nil) due as a result of the acquisition of Geomerics in 2014.

During 2014 the Company made a payment of £1.8 million in respect of time-based and performance bonuses due as a result of the acquisition of Obsidian Software Inc in 2011.

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

Additionally, the Company operates a DAB plan. Under the DAB plan, which is for directors and selected senior management within the Company, participants are required to defer 50% of any related annual bonus into shares on a compulsory basis. These shares will be deferred for three years, and then a matching award will be made depending on the achievement of an EPS performance condition over that time. This scheme was replaced after the February 2014 grant with a cash-only bonus.

The Company also operates the LTIP, also for directors and selected senior management, whereby share awards are made and vest depending on the Company’s TSR performance and normalized EPS performance over the three-year performance period. Grants were made for the last time under the former LTIP scheme in February 2013, for which the number of shares vesting depend only on the TSR performance of the Company.

The Company also offers SAYE schemes for UK employees and executive directors of the Company. The number of options granted is related to the value of savings made by the employee. The period of savings is three or five years. The option price for grants is set at 80% of the market share price prior to the announcement of the grant, and the right to exercise normally only arises for a six-month period once the savings have been completed. The Company also operates a savings-related option scheme for employees in the UK, US, India, Asia Pac countries and certain European countries, namely the ESPP. The number of options granted is related to the value of savings made by the employee. The period of savings is six months, with the option price being at 85% of the lower of the market share price at the beginning and end of the scheme.

The Company has in the past issued share options under several additional schemes, whereby shares in the Company can be granted to employees and directors. Options are granted with a fixed exercise price equal to the market price of the shares under option at the date of grant. These schemes are the UK Inland Revenue Executive Approved Share Option Plan (the “Executive Scheme”), the Unapproved Scheme (the “Unapproved Scheme”), the French Scheme and various schemes that the Company assumed on the acquisition of Artisan in 2004. Share options in these schemes are no longer granted, although the Company reserves the right to award options to employees going forward. Shares relating to these schemes have all vested in prior years and therefore there is no share-based payment charge associated with them for 2013, 2014, or 2015. All shares issued under these schemes have either lapsed or been exercised as at December 31, 2014.

As disclosed in note 4, staff expenses arising from these share-based compensation schemes of £70.5 million (2014: £68.5 million; 2013: £59.2 million) were charged to the income statement in the year. This is in line with the Company’s policies for recognition and measurement of the costs associated with these remuneration schemes as outlined in note 1b.

The fair value of options granted was estimated on the date of grant using the Black-Scholes option pricing model, except for the ESPP whose fair value is the intrinsic value of the award at the date of vest. The following assumptions for each option grant during 2013, 2014 and 2015 were as follows:

Grant date	Jun 26, 2015	Apr 30, 2015	Oct 31, 2015	Jun 23, 2014	Apr 30, 2014
Scheme	SAYE	ESPP	ESPP	SAYE	ESPP
Share price at grant date	£11.480	£11.140	£10.250	£8.89	£9.095
Exercise price	£9.344	£7.438	£8.712	£7.344	£7.73
Number of employees	410	935	1,629	520	684
Shares under option	327,021	403,562	482,833	651,142	280,996
Vesting period (years)	3-5	—	—	3-5	—
Expected volatility	29%-34%	—	—	33%-35%	—
Expected life (years)	3-5	—	—	3-5	—
Risk-free rate	0.5%	—	—	0.5%	—
Dividend yield	0.61%	—	—	0.64%	—
Fair value per option	£3.247-4.094	£3.7025	£1.5380	£2.630-3.180	£1.365

Grant date	Oct 31, 2014	Feb 16, 2013	Jun 23, 2013	Apr 30, 2013	Oct 31, 2013
Scheme	ESPP	ESPP	SAYE	ESPP	ESPP
Share price at grant date	£8.385	£9.25	£7.725	£9.96	£9.94
Exercise price	£7.13	£4.964	£7.9616	£5.6525	£8.449
Number of employees	892	391	350	151	605
Shares under option	361,083	330,676	210,605	35,386	228,335
Vesting period (years)	—	—	3-5	—	—
Expected volatility	—	—	37%-40%	—	—
Expected life (years)	—	—	3-5	—	—

Grant date	Oct 31, 2014	Feb 16, 2013	Jun 23, 2013	Apr 30, 2013	Oct 31, 2013
Scheme	ESPP	ESPP	SAYE	ESPP	ESPP
Risk-free rate	—	—	0.5%	—	—
Dividend yield	—	—	0.58%	—	—
Fair value per option	£1.258	£4.286	£1.828-2.510	£4.3075	£1.491

The fair value of RSUs and DAB awards granted was estimated on the date of grant using the Black-Scholes option pricing model. As all are share awards with no exercise price, all awards have been deemed to have an exercise price of £0.0000001 in the Black-Scholes model. The fair value of LTIP awards granted in 2013 and those granted in 2014 and 2015 with non-market-based performance conditions (i.e. based on EPS performance) have also been estimated using the Black-Scholes option pricing model.

For LTIP awards with market-based performance conditions issued in 2014 the fair value was based upon Monte-Carlo simulation of the performance of the comparator companies in the FTSE 350 and the FTSE All World Technology Index (AWTI). The Monte Carlo simulation incorporates a range of other assumptions based on the TSR comparator companies; the assumptions given below relate to the Company.

The following assumptions for each grant during 2015, 2014 and 2013 were as follows:

Black-Scholes model assumptions:

Grant date	Feb 12, 2015	Feb 12, 2015	Feb 12, 2015	May 8, 2015	May 8, 2015
Scheme	RSU	French RSU	LTIP (EPS)	RSU	French RSU
Share price at grant date	£10.87	£10.87	£10.87	£11.35	£11.35
Number of employees	3,052	126	58	145	13
Shares awarded	4,403,182	145,485	615,651	324,414	19,304
Vesting period (years)	1-4	2-4	3	1-4	2-4
Expected volatility	28%-33%	30%-33%	30%	28%-32%	29%-32%
Expected life (years)	1-4	2-4	3	1-4	2-4
Risk-free rate	0.5%	0.5%	0.5%	0.5%	0.5%
Dividend yield	0.65%	0.65%	0.65%	0.62%	0.62%
Fair value per share	£10.593-10.800	£10.593-10.731	£10.661	£11.073-11.280	£11.073-11.210

Grant date	Aug 13, 2015	Aug 13, 2015	Nov 12, 2015	Nov 12, 2015
Scheme	RSU	French RSU	RSU	French RSU
Share price at grant date	£9.16	£9.16	£10.53	£10.53
Number of employees	618	16	286	7
Shares awarded	1,589,361	19,187	646,514	6,627
Vesting period (years)	1-4	2-4	1-4	2-4
Expected volatility	29%-32%	29%-32%	30%	30%
Expected life (years)	1-4	2-4	1-4	2-4
Risk-free rate	0.5%	0.5%	0.5%	0.5%
Dividend yield	0.84%	0.84%	0.73%	0.73%
Fair value per share	£8.859-9.084	£8.859-9.008	£10.228-10.454	£10.228-10.378

Grant date	Feb 8, 2014	Feb 8, 2014	Feb 8, 2014	Feb 8, 2014
Scheme	DAB	RSU	French RSU	LTIP (EPS)
Share price at grant date	£8.96	£8.96	£8.96	£8.96
Number of employees	54	2,625	114	59
Shares awarded	509,078	4,455,185	165,927	745,615
Vesting period (years)	3	1-4	2-4	3
Expected volatility	35%	31%-36%	31%-36%	35%
Expected life (years)	3	1-4	2-4	3-5
Risk-free rate	0.5%	0.5%	0.5%	0.5%
Dividend yield	0.64%	0.64%	0.64%	0.64%
Fair value per share	£8.791	£ 8.735-8.903	£ 8.735-8.847	£8.791

Grant date	May 8, 2014	May 8, 2014	Aug 13, 2014	Aug 13, 2014
Scheme	RSU	French RSU	RSU	French RSU
Share price at grant date	£8.715	£8.715	£8.95	£8.95
Number of employees	149	6	170	2
Shares awarded	391,556	7,089	380,617	6,882
Vesting period (years)	1-4	2-4	1-4	2-4
Expected volatility	31%-36%	31%-36%	29%-35%	30%-35%
Expected life (years)	1-4	2-4	1-4	2-4
Risk-free rate	0.5%	0.5%	0.5%	0.5%
Dividend yield	0.65%	0.65%	0.68%	0.68%
Fair value per share	£8.490-8.658	£8.490-8.602	£8.709-8.889	£8.709-8.828

Grant date	Nov 12, 2014	Nov 12, 2014
Scheme	RSU	French RSU
Share price at grant date	£8.745	£8.745
Number of employees	333	2
Shares awarded	755,115	2,092
Vesting period (years)	1-4	2-4
Expected volatility	29%-34%	30%-34%
Expected life (years)	1-4	2-4
Risk-free rate	0.5%	0.5%
Dividend yield	0.70%	0.70%
Fair value per share	£8.504-8.684	£8.504-8.623

Monte Carlo model assumptions for LTIP:

Grant date	Feb 12, 2015	Feb 12, 2015	Nov 12, 2015	Nov 12, 2015
Scheme	FTSE 350	FTSE AWTI	FTSE 350	FTSE AWTI
Share price at grant date	£10.87	£10.87	£10.53	£10.53
Number of employees	58	58	2	2
Shares awarded	307,884	307,885	8,618	8,618
Vesting period (years)	3	3	3	3
Expected volatility	31%	31%	30%	30%
Expected life (years)	3-5	3-5	3-5	3-5
Risk-free rate	0.64%	0.64%	0.64%	0.64%
Dividend yield	0%	0%	0%	0%
Fair value per share	£13.242	£13.479	£11.092	£12.343

Grant date	Feb 8, 2014	Feb 8, 2014
Scheme	LTIP (FTSE 350)	LTIP (FTSE AWTI)
Share price at grant date	£8.96	£8.96

Grant date	Feb 8, 2014	Feb 8, 2014
Scheme	LTIP (FTSE 350)	LTIP (FTSE AWTI)
Number of employees	59	59
Shares awarded	372,793	372,793
Vesting period (years)	3	3
Expected volatility	35%	35%
Expected life (years)	3-5	3-5
Risk-free rate	1.0%	1.0%
Dividend yield	0%	0%
Fair value per share	£6.952	£7.560

Grant date	Feb 8, 2013	Feb 8, 2013	Feb 8, 2013	Feb 8, 2013
Scheme	DAB	RSU	French RSU	LTIP
Share price at grant date	£9.245	£9.245	£9.245	£9.245
Number of employees	53	2,207	93	55
Shares awarded	466,174	7,686,539	286,900	742,469
Vesting period (years)	3	1-4	2-4	3
Expected volatility	37%	30%-37%	35%-37%	37%
Expected life (years)	3	1-4	2-4	3
Risk-free rate	0.5%	0.5%	0.5%	0.5%
Dividend yield	0.49%	0.49%	0.49%	0.49%
Fair value per share	£9.111	£9.067-9.200	£9.067-9.155	£9.111

Grant date	May 8, 2013	May 8, 2013	Aug 13, 2013	Aug 13, 2013
Scheme	RSU	French RSU	RSU	French RSU
Share price at grant date	£10.46	£10.46	£8.89	£8.89
Number of employees	102	3	134	4
Shares awarded	258,224	6,645	318,934	6,347
Vesting period (years)	1-4	2-4	1-4	2-4
Expected volatility	30%-38%	34%-38%	31%-36%	32%-36%
Expected life (years)	1-4	2-4	1-4	2-4
Risk-free rate	0.5%	0.5%	0.5%	0.5%
Dividend yield	0.43%	0.43%	0.55%	0.55%
Fair value per share	£10.282-10.415	£10.282-10.37	£8.69-8.836	£8.69-8.787

Grant date	Aug 13, 2013	Nov 12, 2013	Nov 12, 2013
Scheme	LTIP	RSU	French RSU
Share price at grant date	£8.89	£9.495	£9.495
Number of employees	1	252	9
Shares awarded	11,280	494,746	16,478
Vesting period (years)	3	1-4	2-4
Expected volatility	36%	31%-36%	31%-36%
Expected life (years)	3	1-4	2-4
Risk-free rate	0.5%	0.5%	0.5%
Dividend yield	0.55%	0.52%	0.52%
Fair value per share	£8.738	£9.30-9.446	£9.30-9.397

The expected volatility was primarily based upon historical volatility adjusted for past one-time events that are not expected to re-occur. The expected life is the expected period to exercise.

A reconciliation of option and share award movements over the year to December 31, 2015 is shown below. Share awards do not have an exercise price and therefore the reconciliation below shows only the number of awards, with no corresponding weighted average exercise prices.

	2014			2015
	Options Number	Weighted average exercise price	RSUs/ LTIP/DAB Number	Options Number	Weighted average exercise price	RSUs/ LTIP/DAB Number
Outstanding at January 1	1,969,919	£3.385	20,227,656	1,575,069	£5.661	18,897,280
Granted	1,293,221	£7.368	9,666,289	1,213,416	£8.459	9,718,744
Forfeited	(90,322)	£5.197	(667,923)	(81,879)	£6.804	(1,003,267)
Lapsed	(29,458)	£0.725	—	—	—	—
Exercised	(1,568,291)	£4.329	(10,328,742)	(1,499,297)	£6.276	(8,398,143)
Outstanding at December 31	1,575,069	£5.661	18,897,280	1,207,309	£7.632	19,214,614
Exercisable at December 31	4,283	£4.464	—	1,363	£3.962	—

	2013
	Options Number	Weighted average exercise price	RSUs/ LTIP/DAB Number
Outstanding at January 1	3,738,922	£1.994	23,255,834
Granted	805,002	6.765	14,972,806
Forfeited	(57,969)	4.257	(974,255)
Lapsed	(47,313)	0.575	—
Exercised	(2,468,723)	2.414	(17,026,729)
Outstanding at December 31	1,969,919	£3.385	20,227,656
Exercisable at December 31	392,451	£0.723	—

The weighted average share price at the date of exercise or vest of the above share options and awards was £10.72 (2014: £8.94; 2013: £9.29).

The following options over ordinary shares were in existence at December 31:

2015 Exercise price (£)	Number outstanding	Weighted average exercise price £	Weighted average remaining life Expected Years	Weighted average remaining life Contractual Years
Outstanding options:
3.962-9.344	1,207,309	7.63	2.27	2.52
Total	1,207,309	7.63	2.27	2.52

Outstanding RSU/LTIP/DAB awards:
0.00 (RSUs)	15,553,164	—	1.32	1.32
0.00 (LTIP)	2,975,379	—	1.36	1.36
0.00 (DAB)	686,071	—	0.70	0.70
Total	19,214,614	—	1.30	1.30

2014 Exercise price (£)	Number outstanding	Weighted average exercise price £	Weighted average remaining life Expected Years	Weighted average remaining life Contractual Years
Outstanding options:
1.948–7.96	1,575,069	5.66	2.10	2.35
Total	1,575,069	5.66	2.10	2.35

Outstanding RSU/LTIP/DAB awards:
0.00 (RSUs)	14,702,277	—	1.26	1.26
0.00 (LTIP)	2,800,003	—	1.36	1.36

2014 Exercise price (£)	Number outstanding	Weighted average exercise price £	Weighted average remaining life Expected Years	Weighted average remaining life Contractual Years
0.00 (DAB)	1,395,000	—	1.06	1.06
Total	18,897,280	—	1.26	1.26

2013 Exercise price (£)	Number outstanding	Weighted average exercise price £	Weighted average remaining life Expected Years	Weighted average remaining life Contractual Years
Outstanding options:
0.7–0.854	571,846	0.76	0.49	0.78
1.01–1.055	19,166	1.04	0.52	1.05
1.25	1,360	1.25	0.04	0.08
1.948–7.96	1,377,547	4.51	2.00	2.25
Total	1,969,919	3.38	1.55	1.81

Outstanding RSU/LTIP/DAB awards:
0.00 (RSUs)	16,792,567	—	1.20	1.20
0.00 (LTIP)	2,054,203	—	1.12	1.12
0.00 (DAB)	1,380,886	—	1.06	1.06
Total	20,227,656	—	1.18	1.18

22	Capital and other financial commitments

	2014 £ million	2015 £ million
Contracts placed for future capital expenditure not provided in the financial statements	2.9	7.5
Other financial commitments (expenditure on investments)	5.4	3.2

23	Operating lease commitments–minimum lease payments

At December 31, 2014 and 2015, the Company had commitments under non-cancelable operating leases as follows:

	2014			2015
	Land and buildings £ million	Other £ million	Total £ million	Land and buildings £ million	Other £ million	Total £ million
The future aggregate minimum lease payments under non-cancelable operating leases are as follows:
Within one year	11.6	5.3	16.9	15.1	20.0	35.1
Later than one year and less than five years	31.7	—	31.7	38.4	24.3	62.7
After five years	9.3	—	9.3	15.0	—	15.0
At December 31	52.6	5.3	57.9	68.5	44.3	112.8

The Company leases office buildings and EDA tools software under non-cancelable operating lease agreements. The remaining lease terms are between one and nine years, and the majority of lease agreements are renewable at the end of the lease period at market rate.

24 Financial contingencies

It is common industry practice for licensors of technology to offer to indemnify their licensees for loss suffered by the licensee in the event that the technology licensed is held to infringe the IP of a third party. Consistent with such practice, the Company provides such indemnification to its licensees. The obligation for the Company to indemnify its licensees is subject to certain provisos and is usually contingent upon a third party bringing an action against the licensee alleging that the technology licensed by the Company to the licensee infringes such third party’s IP rights. The indemnification obligations typically survive any termination of the license and will continue in perpetuity.

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

During the year ended December 31, 2015 the Company incurred subscription costs of £7.0 million from Linaro Limited (Linaro), an associated company of the Company, representing ARM’s committed aggregate contributions to Linaro for a period of two years (2014: £nil million). In respect of the subscription fees, the Company was invoiced £3.5 million during the year to December 31, 2015 (2014: £3.5 million). As at December 31, 2015, £1.1 million (2014: £1.1 million) was owed to Linaro.

In addition the Company provided consulting and other services to Linaro amounting to £1.3 million (2014: £1.1 million). All fees have been charged in accordance with the terms of the agreement. As at 31 December 2015, £0.4 million (2014: £0.3 million) was owed to the Company.

Further information relating to Linaro is disclosed in note 27.

Key management compensation is disclosed in note 3.

There were no other related party transactions during 2015 which require disclosure.

26	Post-balance sheet events

After the year end, the directors proposed payment of a final dividend in respect of 2015 of 5.63 pence per share. Subject to shareholder approval, the final dividend will be paid on May 13, 2016 to shareholders on the register on April 22, 2016. The final dividend has not been recognized as a distribution during the year ended December 31, 2015.

27	Subsidiaries, associates and joint ventures

Details of subsidiary undertakings are shown below. All investments are indirectly held unless otherwise shown.

Name of undertaking	Country of incorporation	Principal activity	Parent proportion of nominal value of issued shares held (%)	Proportion of total Group nominal value of issued shares held (%)
ARM Limited	England and Wales	Marketing, research and development of RISC-based microprocessors and graphics IP	Less than 1	100*
ARM Belgium Services BVBA	Belgium	Administration	—	100
ARM Electronic Technology (Shanghai) Co. Limited	PR China	Marketing, research and development of RISC-based microprocessors and graphics IP.	—	100
ARM Embedded Technologies Pvt. Limited	India	Marketing, research and development of RISC-based microprocessors and physical IP.	—	100
ARM Finance Overseas Limited	England and Wales	Holding company	100	100
ARM Finance UK Limited	England and Wales	Holding company	100	100
ARM Finance UK Three Limited	England and Wales	Holding company	—	100
ARM Finance UK Two Limited	England and Wales	Holding company	—	100
ARM Finland Oy	Finland	Development of IoT Technology	—	100
ARM France SAS	France	Marketing, research and development of RISC-based microprocessors and physical IP	—	100
ARM Germany GmbH	Germany	Marketing of RISC-based microprocessor IP. Marketing, and research and development of microcontroller tools	—	100
ARM Germany d.o.o	Slovenia	Marketing of RISC-based microprocessor IP. Marketing, and research and development of microcontroller tools	—	100
ARM Holdings US, Inc	US	Holding company	—	100
ARM Hungary KFT	Hungary	Development of system IP	—	100
ARM Inc.	US	Marketing, research and development of RISC-based	—	100

Name of undertaking	Country of incorporation	Principal activity	Parent proportion of nominal value of issued shares held (%)	Proportion of total Group nominal value of issued shares held (%)
		microprocessors and physical IP.
ARM Ireland Holdings Limited	Ireland	Holding company	—	100
ARM Ireland Limited	Ireland	Development of system IP	—	100
ARM Ireland Research Limited	Ireland	Development of system IP	—	100
ARM IP Limited	England and Wales	IP holding company	100	100
ARM Korea Limited	South Korea	Marketing of RISC-based microprocessor IP	—	100
ARM KK	Japan	Marketing of RISC-based microprocessor IP	—	100
ARM Norway AS	Norway	Research and development of graphics IP	—	100
ARM PIPD Holdings One, LLC	US	Holding company	—	100
ARM PIPD Holdings Two, LLC	US	Holding company	—	100
ARM Sweden AB	Sweden	Research and development of graphics IP	—	100
ARM Sansa Holdings, Inc	US	Dormant	—	100
ARM Taiwan Limited	Taiwan	Marketing, research and development of RISC-based microprocessors and physical IP.	—	100
ARM Technologies Israel Ltd	Israel	Development of IoT Technology and system IP	—	100
ARM Technologies Investments Limited	England and Wales	Holding company	100	100
ARM UK Holdings Limited	England and Wales	Holding company	—	100
Discretix KK	Japan	Dormant	—	100
Duolog Technologies Corp	Ireland	Dormant	—	100
Geomerics Limited	England and Wales	Research and development of graphics IP	—	100
Keil Software, Inc	US	Dormant	—	100
Obsidian Software, Inc	US	Dormant	—	100
Offspark B.V	Netherlands	Dormant	—	100
Sunrise Micro Devices, Inc	US	Dormant	—	100
Advanced RISC Machines Limited	England and Wales	Dormant	—	100

____________________

*	The Company itself owns less than 1% of the share capital of ARM Limited, the remaining shares are held indirectly through ARM Finance UK Limited and ARM Finance UK Three Limited. Both ARM Finance UK Limited and ARM Finance UK Three Limited are 100% owned within the Company.

Associate

During 2010, the Company became a founder member of Linaro, a not-for-profit engineering company created to foster innovation in the Linux community. Linaro (a company incorporated in England and Wales) is a company limited by guarantee and as such has no shareholders. The Company controls only 25% of the board and therefore considers Linaro to be an associate rather than a subsidiary. The Company has not recognized any associate profit or loss, or net assets on the basis that the entity is not-for-profit.

Joint venture

In 2012, the Company invested £7.5 million ($12.0 million) in a joint venture, Trustonic Limited (a company incorporated in England and Wales, based in Cambridge, UK), with a further investment during 2013 amounting to £3.7 million (€4.4 million), maintaining a 40% shareholding. The other two joint venture parties each owned 30% of the joint venture. With the establishment of industry standards and demand for security enhanced services the focus of Trustonic is to accelerate the wide deployment of secure, smart devices. This investment has been classified as a joint venture since the Company and its venture partner have joint control over the relevant activities of the business, including the appointment of directors and the determination of the operations of the company.

The joint venture was reorganized in May 2015 such that the shareholding of one party has been acquired by the other two joint venture members. The joint venture is now controlled and owned equally by ARM and one other party, both with 50% shareholdings as at December 31, 2015. The reorganisation generated goodwill of £1.4 million. The carrying value of the Company’s investment is of £1.0 million at December 31, 2015.

In 2015, the Company invested £1.6 million (CNY 15.9 million) in a joint venture, ARM Innovation Ecosystem Accelerator Co. Ltd (AIEA) (a company incorporated in PR China, based in Beijing), representing a 49.9% shareholding. The collaboration creates an Internet of Things one-stop shop for startups and established OEMs, providing integrated hardware and software expertise as well as resources from the ARM ecosystem. This investment has been classified as a joint venture since the Company and its venture partner have joint control over the relevant activities of the business, including the appointment of directors and the determination of the operations of the company.

Investment in joint venture	2013 £ million	2014 £ million	2015 £ million
At January 1	6.8	6.5	3.0
Investment	3.7	—	2.7
Share of results for period	(4.0)	(3.5)	(3.1)
At December 31	6.5	3.0	2.6

The Company’s share of the results of the joint ventures, and its aggregated assets and liabilities are as follows:

	Current assets £ million	Non-current assets £ million	Current liabilities £ million	Non-current liabilities £million	Currency translation £ million	Income £ million	Expenses £ million	Tax £ million	Loss for the year £ million
Trustonic Limited
At December 31, 2015	3.1	3.6	(5.1)	(2.0)	—	3.6	(6.8)	0.1	(3.1)
At December 31, 2014	2.6	4.6	(4.2)	(0.3)	0.3	3.2	(6.9)	0.2	(3.5)
At December 31, 2013	3.9	6.5	(3.9)	—	(0.1)	2.5	(6.7)	0.2	(4.0)

	Current assets £ million	Non-current assets £ million	Current liabilities £ million	Non-current liabilities £million	Currency translation £ million	Income £ million	Expenses £ million	Tax £ million	Loss for the year £ million
AIEA
At December 31, 2015	1.6	—	—	—	—	—	—	—	—
At December 31, 2014	—	—	—	—	—	—	—	—	—
At December 31, 2013	—	—	—	—	—	—	—	—	—

The Company’s share of joint venture capital commitments amount was £nil at December 31,2015 (2014: £0.2 million).